Form 20-F
period 2002-12-31
GROUP SIMEC SA DE CV
filed 2003-06-30
CIK 887153

As filed with the Securities and Exchange Commission on June 30, 2003

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 20-F

                  Annual Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2002

                         Commission File Number 1-11176

                            GRUPO SIMEC, S.A. de C.V.

             (Exact name of Registrant as specified in its charter)

                            GROUP SIMEC, S.A. de C.V.

                 (Translation of Registrant's name into English)

                              UNITED MEXICAN STATES

                 (Jurisdiction of incorporation or organization)

                           CALZADA LAZARO CARDENAS 601

                        COLONIA LA NOGALERA, GUADALAJARA,

                              JALISCO, MEXICO 44440

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class                 Name of each exchange on which registered
   -------------------                 -----------------------------------------

American Depositary Shares                      American Stock Exchange
  Series B Common Stock                         American Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

      Indicate the number of outstanding shares of each of the issuer's classes of common stock as of the close of the period covered by the annual report.

                 Series B Common Stock -- 2,160,625,003 shares**
                            (As of December 31, 2002)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes (X) No ( )

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 ( ) Item 18 (X)

----------
 * Not for trading, but only in connection with the registration of American Depositary Shares.

** Does not reflect the effects of the 1 for 20 reverse split with respect to Series B Common Stock effective as of February 20, 2003.

                                TABLE OF CONTENTS

                                                                            Page

                                     PART I.

Item 1.  Identity of Directors, Senior Management and Advisers...............  1

Item 2.  Offer Statistics and Expected Timetable.............................  1

Item 3.  Key Information.....................................................  1

Item 4.  Information on the Company..........................................  7

Item 5.  Operating and Financial Review and Prospects........................ 18

Item 6.  Directors, Senior Management and Employees.......................... 24

Item 7.  Major Shareholders and Related Party Transactions................... 28

Item 8.  Financial Information............................................... 30

Item 9.  Offer and Listing Details........................................... 31

Item 10. Additional Information.............................................. 32

Item 11. Quantitative and Qualitative Disclosures About Market Risk.......... 40

Item 12. Description of Securities Other than Equity Securities.............. 41

                                    PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies.................... 49

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds................................................. 49

Item 15. Controls and Procedures............................................. 49

Item 16. Reserved............................................................ 49

                                    PART III.

Item 17. Financial Statements................................................ 50

Item 18. Financial Statements................................................ 50

Item 19. Exhibits............................................................ 50

Presentation of Financial Information

      Grupo Simec, S.A. de C.V. (collectively with its subsidiaries, "Simec" or the "Company") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. The Company publishes its financial statements in Mexican pesos. Pursuant to accounting principles generally accepted in Mexico ("Mexican GAAP"), financial statement amounts for all periods in the consolidated financial statements of the Company and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos as of December 31, 2002 (i.e., pesos with purchasing power as of that date). In this Annual Report, references to "pesos" or "Ps." are to Mexican pesos and references to "U.S. dollars," "U.S.$," "dollars" or "$" are to United States dollars. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps. 10.3125 to $1.00 based on the average rate of exchange announced by principal Mexican banks for same-day settlement of interbank transactions in effect on December 31, 2002 as determined by Banco de Mexico (the "Interbank Transactions Rate"). The noon buying rate in New York City for cable transfers payable in pesos, as certified by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on June 26, 2003 was Ps. 10.4580 to $1.00.

Forward Looking Statements

      This Annual Report contains certain forward-looking statements regarding the business of Simec. When used in this Annual Report, the words "anticipates," "plans," "believes," "estimates," "intends," "expects," "projects" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain those words. These statements, including but not limited to Simec's statements regarding its strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management's beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond Simec's control. Simec's actual results could differ materially from those expressed in any forward-looking statement. In light of these risks and uncertainties there can be no assurance that forward-looking statements will in fact prove to be accurate. Factors that might cause actual results to differ from forward-looking statements include, but are not limited to, actions taken by Simec's creditors, future capital expenditures, future devaluations of the peso, the imposition by Mexico of foreign exchange controls and price controls, the costs of compliance with U.S. and Mexican environmental laws, factors relating to the steel industry (including the cyclicality of the industry, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap and other raw materials), the influence of economic and market conditions in other countries on Mexican securities as well as the factors set forth in "Risk Factors" under
Item 3 of this Annual Report. All references to tons in this Annual Report are to metric tons. One metric ton is equal to 1.102 short tons.

                                    PART I.

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

Selected Financial Data

      The information set forth below has been selected or derived from the Company's audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2002 included elsewhere in this

Annual Report and which are referred to in this Annual Report and which as the "Consolidated Financial Statements." Such information is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto and Item 5, "Operating and Financial Review and Prospects",
included elsewhere in this Annual Report. In 2001, the Company changed its auditor from Arthur Andersen to KPMG Cardenas, Dosal, S.C., in order to have the same auditor as its new parent, Industrias CH, S.A. de C.V. ("Industrias CH"). Thus, the selected consolidated financial data for the fiscal years ended December 31, 1998, 1999 and 2000 are extracted from the Company's audited consolidated financial statements which have been reported on by Arthur Andersen and should be read in conjunction with those statements. The selected consolidated financial data for the fiscal years ended December 31, 2001 and 2002 is extracted from the Company's audited consolidated financial statements which have been reported on by KPMG Cardenas, Dosal, S.C., and should be read in conjunction with those statements.

      The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The financial information set forth below is also presented in accordance with U.S. GAAP. In accordance with Mexican GAAP rules on inflation accounting, the Company's consolidated financial statements recognize certain effects of inflation and restate data for prior periods in constant pesos as of December 31, 2002. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 14 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income and total stockholders' equity.

      The consolidated financial statements, including the figures set forth below, reflect adjustments calculated in accordance with Accounting Principles Bulletin B-10, as amended ("Bulletin B-10") issued by the Instituto Mexicano de Contadores Publicos (the "Mexican Institute of Public Accountants"). Generally, Bulletin B-10 is designed to recognize the effects of inflation by making certain adjustments to financial statements and to present the amounts contained in such financial statements in constant pesos calculated as of the end of the most recent period presented, which for each of the periods set forth below is December 31, 2002.

      For an explanation of certain terms used in the tables below and elsewhere throughout this Annual Report, see Item 5.

                                                                     Year Ended December 31,
                                                      -----------------------------------------------------
                                                      1998        1999        2000        2001         2002            2002(1)
                                                      ----        ----        ----        ----         ----            -------
                                                          (Millions of constant December 31, 2002 pesos,       (Millions of dollars,
                                                                   except share and per ADS data)                 except share and
                                                                                                                    per ADS data)
Income Statement Data:
Mexican GAAP:
   Net sales .................................        3,024       2,581       2,431        2,011        2,112          204.80
   Direct cost of sales ......................        1,981       1,617       1,607        1,350        1,413          137.02
   Marginal profit ...........................        1,043         964         824          661          699           67.78
   Indirect manufacturing, selling, general
     and administrative expenses .............          391         371         386          331          288           27.93
   Depreciation and amortization .............          188         167         152          140          156           15.13
   Operating income (2) ......................          464         426         286          190          255           24.72
   Financial income (expense) (6) ............         (584)        185        (114)           5         (123)         (11.92)
   Other income (expense), net (3) ...........          (27)        (19)        (64)          64          (36)          (3.49)
   Income (loss) from continuing operations
     before taxes, employee profit sharing
     and minority interest ...................         (147)        592         108          259           96            9.31
   Income tax expense and employee profit
     sharing (4) .............................           47          52         133           17          (22)          (2.13)
   Income (loss) from continuing operations ..         (194)        540         (25)         242          118           11.44
   Income (loss) from discontinued
     operations ..............................           10           8           7            0            0               0
   Credit (provision) for loss on disposal
      of segments ............................           37         (12)        (22)           0            0               0
   Net income (loss) .........................         (147)        536         (40)         242          118           11.44
   Minority interest .........................            2           1           0            0            0               0
   Majority interest .........................         (149)        535         (40)         242          118           11.44
   Net income (loss) per ADS (5) .............           (7)         26          (2)           4            1            0.11
   Diluted net income (loss) per ADS (5) .....           (3)         12          (1)           4            1            0.11
   Weighted average shares outstanding
     (000's) .................................      414,301     414,301     414,301    1,096,323    1,999,344
   Weighted average shares outstanding,
     plus potential shares from convertible
     debt (000's) ............................      907,153     907,153     907,153    1,096,323    1,999,344
U.S. GAAP including effects of inflation:
   Net sales .................................        3,024       2,582       2,431        2,011        2,112          204.80
   Cost of sales .............................        1,980       1,618       1,606        1,345        1,417          137.41
   Marginal profit ...........................        1,044         964         825          666          695           67.39
   Operating income (2) ......................          564         635         257          176          224           21.72
   Financial income (expense) (6) ............         (583)        185        (113)           6         (124)         (12.02)
   Other income (expense), net (3) ...........          (27)        (19)        (62)         578          (66)          (6.40)
   Income (loss) from continuing operations
     Before taxes and minority interest ......          (46)        801          82          760           34            3.30
   Income tax expense (income) (4) ...........          106         183          56           61         (106)         (10.28)
   Income (loss) from continuing operations
     Before minority interest ................         (152)        618          26          699          140           13.58
   Minority interest .........................            0           3           0            0            0            0.00
   Income (loss) from continuing operations ..         (152)        615          26          699          140           13.58
   Income (loss) from continuing operations ..           (7)         30           1           13            1            0.14
     per share  (5)
   Diluted  net  income  (loss) per
     share (5) ..............................            (3)         14           1           13            1            0.14

                                                                     Year Ended December 31,
                                                      -----------------------------------------------------
                                                      1998        1999        2000        2001         2002            2002(1)
                                                      ----        ----        ----        ----         ----            -------
                                                          (Millions of constant December 31, 2002 pesos,       (Millions of dollars,
                                                                   except share and per ADS data)                 except share and
                                                                                                                    per ADS data)
   Income (loss) from discontinued
     operations ..............................            8           7           8            0            0            0.00
   Credit (provision) for loss on
     disposal of  segments ...................           68         (12)        (22)           0            0            0.00
   Net income (loss) .........................          (76)        610          12          699          140           13.58

Balance Sheet Data:
Mexican GAAP:
   Total assets ..............................        6,816       6,111       5,286        4,885        5,222          506.38
   Long-term debt ............................        3,954       3,094       1,777          706          775           75.15
   Total stockholders' equity ................        2,343       2,206       1,190        2,934        3,595          348.61
U.S. GAAP including effects of inflation:
   Total assets ..............................        6,561       6,509       5,903        5,720        5,475          530.91
   Long-term debt ............................        3,954       3,094       1,777          706          858           83.20
   Total stockholders' equity ................          986       1,595       1,586        3,471        3,759          364.51

Other Data:
Mexican GAAP:
   Capital expenditures ......................           57          97          41           40            9            0.87
   Depreciation and amortization from
     continuing operations ...................          188         167         152          140          156           15.13
   Depreciation and amortization from
     discontinued operations .................           11           7           3            0            0            0.00
   Total depreciation and amortization .......          199         174         155          140          156           15.13

----------
(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 10.3125 per $1.00, the Interbank Transactions Rate in effect on December 31, 2002. See " -- Exchange Rates."

(2) Reflects different treatment of direct cost of sales, start-up costs, employee profit sharing and accrued vacation costs under Mexican GAAP and U.S. GAAP. See Note 14 to the Consolidated Financial Statements.

(3) Includes gains on sales of assets and sales not related to production, provisions for doubtful accounts derived from changes in the estimates made in prior years, expenses related to the disposal of dust at the Guadalajara facility and financial restructuring fees.

(4) Reflects different treatment of deferred income taxes and employee profit sharing under Mexican GAAP and U.S. GAAP. See Note 14 to the Consolidated Financial Statements.

(5) For U.S.-GAAP purposes, the weighted average shares outstanding were calculated giving rise to the reverse split effect mentioned in note 13(d) to the Consolidated Financial Statements.

(6) Reflects different treatment of gain from monetary position and exchange loss capitalized under Mexican GAAP and U.S. GAAP. See Note 14 to the Consolidated Financial Statements.

      Exchange Rates

      Since November 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank, Banco de Mexico, had kept the peso/U.S. dollar exchange rate within a range prescribed by the Mexican Government through intervention in the foreign exchange markets. On December 21, 1994, the Mexican Government announced its decision to suspend intervention in the foreign exchange market by the Mexican Central Bank and to allow the peso to float freely against the U.S. dollar. The peso/U.S. dollar exchange rate has exhibited periods of significant volatility since the peso was allowed to float freely against the U.S. dollar. There can be no assurance that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not fluctuate significantly in the future.

      The following table sets forth, for the periods indicated, the high and low rate for the purchase of dollars as well as average and period end rates for each full year period indicated, expressed in nominal pesos per dollar based upon the Noon Buying Rate. The average figures represent the average of month-end rates.

Periods                High            Low            Average         Period End
-------                ----            ---            -------         ----------
1998                  10.63            8.04             9.25             9.90
1999                  10.60            9.24             9.56             9.48
2000                   9.64            9.18             9.44             9.51
2001                   9.97            8.95             9.33             9.16
2002                  10.43            9.00             9.66            10.43

Periods                High            Low
-------                ----            ---
2002
  December            10.43           10.10

2003
  January             10.98           10.32
  February            11.06           10.77
  March               11.24           10.72
  April               10.77           10.31
  May                 10.42           10.11

      On June 26, 2003, the noon buying rate was Ps. 10.4580 to $1.00.

      Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the dollar equivalent of the peso price of shares of Series B Common Stock on the Mexican Stock Exchange and the price of ADSs on the American Stock Exchange. Any cash dividends will be paid by the Company in pesos, and exchange rate fluctuations will affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends on the shares of Series B Common Stock underlying ADSs.

Risk Factors

      The following are risk factors relating to Simec and an investment in shares of its Series B Common Stock or American Depositary Shares. The risks described below are not the only ones facing the Company. Additional risks, including those described elsewhere in this Annual Report, may impair Simec's business operations. The Company's business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the price of American Depositary Shares representing its Series B common shares could decline and investors could lose a substantial portion of their investment.

      Information in these risk factors concerning Mexico has been included to the extent that such information is publicly available to the Company. The Company believes this information is reliable, but cannot guarantee that it is accurate.

      Mexican Governmental, Political, Economic and Social Factors

      The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and the Company in particular, and on market conditions, prices and returns on Mexican securities, including those of the Company. The Company's financial condition, results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico. There can be no assurance that future developments in the Mexican political, economic or social environment, over which the Company has no control, will not have a material adverse effect on the Company's business, results of operations, financial condition or prospects or adversely affect the market price of the ADSs and the Series B Common Stock.

      A portion of Simec's debt is LIBOR-based floating rate debt. Increases in LIBOR will increase Simec's debt servicing costs. In addition, increases in interest rates, high levels of inflation, peso devaluation and other economic factors may adversely impact the Mexican economy. Their events could adversely affect the business, financial condition, results of operations and prospects of the Company.

      The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and to U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future. In addition, under Mexican law, Mexicans have the right to pay amounts owed under contracts in pesos. If the Company were unable to exchange such pesos into dollars or were unable to obtain sufficient dollars, it would have difficulty meeting its U.S. dollar denominated payment obligations under its indebtedness. The effect of any such exchange control measures adopted by the Mexican Government on the Mexican economy cannot be predicted. See "--Exchange Rates."

      Certain Accounting Considerations

      All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 14 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP.

      Cyclical Nature of Steel Industry

      The steel industry is cyclical in nature and sensitive to general national and international macroeconomic conditions. In addition, although global steel prices have increased during the first quarter of 2003, decreases during

2002 and over the last several years have led to a decrease in the prices of Simec's products and has adversely affected its profits over the last several years.

      The cost of ferrous scrap, the principal raw material used in Simec's steel operations, is subject to price fluctuations. Although Simec's wholly-owned scrap collection and processing operations furnish a material portion of its scrap requirements, Simec must acquire the remainder of its scrap from other sources. Because increases in the prices Simec is able to charge for its finished steel products generally lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect the operating results of Simec. In 2002, the price of scrap decreased from 2001, continuing the decrease observed in recent years. However, the price of scrap increased in the first quarter of 2003 and there can be no assurance that scrap prices will not increase further.

      Energy Costs

      Energy costs constitute a significant component of Simec's costs of operations. The Mexican Government is currently the only domestic supplier of energy and has, in some cases, increased prices above international levels. Simec, like all other high volume users of electricity, pays special rates to the Comision Federal de Electricidad for electricity. Simec also pays special rates to Pemex, the national oil company, for gas used at the Guadalajara facility. See Item 4. Simec has not always been able to pass the effect of these increases on to its customers and there is no assurance that Simec will be able to pass the effect of these increases on to its customers in the future.

      Tariffs, Anti-Dumping and Countervailing Duty Claims

      In recent years, the U.S. Government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against the Company or the Company's products. In the first quarter of 2002 the U.S. Government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003 the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar. There can be no assurances that anti-dumping or countervailing duties suits will not be initiated against the Company or that the U.S. Government will not impose tariffs on steel imports from Mexico or that existing tariffs on U.S. steel imports from other countries, including those tariffs referenced above imposed in the first quarter of 2002 which expire in 2005 but are subject to review and potential early termination in late 2003 will not be lifted in the future.

      In September 2001, the Mexican Government imposed tariffs of 25% against imports for all products that Simec produces from all countries with the exception of the those which have a free trade agreement with Mexico, which includes the United States. In March 2002, the Mexican Government increased these tariffs to 35%. In the third quarter of 2002 the imposed tariffs were reduced to 18%. There can be no assurances that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to their countries.

Item 4. Information on the Company

History and Development of the Company

      General

      Simec is a mini-mill steel producer in Mexico and manufactures a broad range of small and medium-sized structural steel products. Simec's products are used primarily in the residential, commercial and industrial construction markets. Simec believes that most of its products are used by the small and mid-market end-users that represent a substantial portion of the Mexican non-flat steel market. Simec currently owns and operates Mexico's largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco, through its direct wholly-owned subsidiary, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG"), and also owns and operates a mini-mill in Mexicali, Baja California Norte, through its indirect wholly-owned subsidiary, Compania Siderurgica de California, S.A. de C.V. ("CSC").

      Simec's steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed CSG, a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. ("Sidek"), the former parent of Simec, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary -- Grupo Simec, S.A. de C.V.

      In December 1997, Simec completed a corporate reorganization and restructuring of its liabilities. Prior to the restructuring, Simec maintained equity interests in its subsidiaries through direct ownership or indirectly through interests in one or more of its other wholly owned or majority owned subsidiaries. As part of the restructuring, CSG borrowed funds under a bank credit facility established as part of the restructuring with a bank syndicate composed of Simec's then existing bank lenders, most of which were Mexican banks. In addition, CSG issued notes offered in connection with a debt exchange offer consummated concurrently with the restructuring for the purpose of refinancing all of the then outstanding debt of Simec. Pursuant to the restructuring and subsequent transactions, approximately 99% of Simec's consolidated debt was replaced with an equal aggregate principal amount of debt of CSG. In return, Simec transferred its equity interest in its subsidiaries, other than CSG, to CSG, increasing CSG's equity interest in those other Simec subsidiaries. As a result of the restructuring, Simec's only material asset is its 100% equity interest in CSG. CSG, in turn, holds a 100% equity interest in each of Simec's indirect subsidiaries, or in the case of non-wholly owned subsidiaries, the equity position held by Simec immediately prior to consummation of the restructuring. See Item 5.

      In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH. Industrias CH also acquired additional common shares held by certain of Simec's bank creditors that, in connection with the transaction, converted approximately $95.4 million of bank debt ($90.2 million of principal and $5.2 million of interest) into common shares of Simec at a conversion price equivalent to $3.87 per American depositary share. As a result, at that time Industrias CH acquired an approximate 82.5% interest in Simec.

      As a result of the acquisition by Industrias CH of a controlling interest in Simec, CSG, as required by the terms of its outstanding notes issued in connection with the restructuring, commenced an offer in April 2001 to purchase all outstanding notes at a price of 100% of their principal amount plus accrued interest to the date of redemption. On June 8, 2001 CSG redeemed pursuant to that offer $14,505,664 in aggregate principal amount of notes plus accrued interest. On July 13, 2001 CSG exercised its optional redemption right and redeemed the remaining $37,838,023 aggregate principal amount of its notes at 100% of their principal amount plus accrued interest. Simec financed the repurchases of the notes with loans from Industrias CH. In the third quarter of 2001, Industrias CH converted approximately $69.5 million of loans to Simec, plus accrued interest, into common shares of Simec at a conversion price equivalent to $1.60 per American depositary share. Those loans to Simec had been made principally to fund the redemption of the notes and the retirement of bank loans. Industrias CH advised Simec that it has subsequently resold such common shares.

      Principal Capital Expenditures and Divestitures

      Simec seeks to improve its operating efficiency and increase sales of its product lines through capital investments in new equipment and technological improvements. In 2000, Simec spent $3.1 million in capital investments. Projects at the Guadalajara facility included:

      o the increase the Sack rolling mill's production capacity by reducing the changeover time from one product to another, enabling greater variety in the facility's monthly production,

      o     additional investment in the scrap shredder,

      o     warehouse improvements, and

      o improvements in the quality of special steel finished products and related productivity through, among other things, the acquisition of a Farmer Norton Bar Turning Machine.

      Projects at the Mexicali facility in 2000 included:

      o further investment to increase the rolling mill's straightening capacity and

      o     the acquisition of a new dust collector.

      In 2001, the Company spent $4.2 million on capital investments all of which were funded through internal resources. Projects at the Guadalajara facility included:

      o the purchase of a Co-Jet system for the melt shop in order to increase productivity and reduce energy consumption, and to increase the production of specialty steel products.

      Projects at the Mexicali facility in 2001 included:

      o     increasing the strengthening capacity at the rolling mill; and

      o conversion of the rolling mill's heating furnace in order to enable it to operate on either gas or heavy oil.

      In 2002, Simec spent $0.7 million in capital investments. Projects at the Guadalajara facility included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. Projects at the Mexicali facility include improvements to the warehouse.

      In 1998, Simec disposed of its aluminum business conducted by Aluminio Conesa, S.A. de C.V. ("Conesa") as part of Simec's corporate reorganization in order to focus exclusively on its steel business. Conesa's operations prior to its disposition were accounted for as a discontinued operation for all periods and its operating results have been excluded from continuing operations. See
Item 5 and Note 2 to the Consolidated Financial Statements.

      In 2000, Simec sold its entire 50% interest in Moly-Cop Mexico, S.A. de C.V. ("Moly-Cop"), to GS Industries Inc. for $2.4 million. Moly-Cop manufactures grinding balls used principally by grinding mills in the mining, cement and chemical industries. In 2000, Simec also sold its entire interest in its wholly-owned subsidiary Estral, S.A. de C.V. ("Estral"), to Contenedores Industrial Mezquital, S.A. de C.V. (90%) and to Mr. Arturo Gerardo Gonzalez Martinez (10%) for $3.5 million, of which $3.15 million was paid in 2000 and $0.35 million was paid in 2001. Estral manufactures light and structural steel racks for warehousing and other industrial storage. In accordance with Mexican GAAP and U.S. GAAP, the operations of Moly-Cop (until May 2000) and Estral (until October 2000) were accounted for as discontinued operations for all periods and their operating results are excluded from continuing operations.

Business Overview

      Simec's primary strategic objective is to be Mexico's leading producer of a broad range of small- and medium-sized structural steel profiles and steel bars. Simec's operating strategy is to maximize the flexibility of its manufacturing facilities, expand capacity, minimize production costs and continuously improve product and process quality as well as customer service. Its marketing and distribution strategy focuses on distributors serving the small and mid-market end-users who represent a substantial portion of the Mexican non-flat steel market. Simec believes that its ability to produce a wide range of products in competitively-priced small order volumes is an important means by which Simec differentiates itself from its major domestic and international competitors.

      Simec's steel production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits Simec to efficiently produce small volume orders that meet the specialized needs of its customers. Production runs, or campaigns, of Simec's products occur on a regular cycle of four to eight weeks, minimizing customer waiting time for both standard and specialized products. In addition, because a substantial portion of each campaign has historically been devoted to firm orders or to the production of products which Simec has been able to sell in a short period after production, both Simec and its customers have been able to minimize inventory financing costs. Simec cannot assure that significant levels of firm orders or its ability to forecast which products can be sold in short periods after production will continue in the future.

      Simec operates the Guadalajara mini-mill through CSG. At December 31, 2002 the Guadalajara facility's annual installed capacity of steel billet was 350,000 tons, and its annual installed capacity of finished product was 480,000 tons. Simec operated the Guadalajara mini-mill at 93.4% capacity for billet production and 82.5% capacity for finished product production in 2002. Production levels in 2000, 2001 and 2002 at the Guadalajara facility were lower than in prior years as a result of the Company's decision to cease production during peak hours in order to save on electricity costs and to focus on production of higher margin rather than commodity products. At December 31, 2002, CSG had, on an unconsolidated basis, total assets of Ps. 3,476 million.

      Simec conducts the operations of the Mexicali mini-mill through its indirect wholly owned subsidiary, CSC. The Mexicali mini-mill commenced operations in 1993 and at December 31, 2002 had an annual installed capacity of 430,000 tons of steel billet and its annual installed capacity of finished product was 250,000 tons. Simec operated the Mexicali mini-mill at 79.2% capacity for billet production and 76.2% capacity for finished product production in 2002. Production levels at the Mexicali facility were lower in 2000 and 2001 than in prior years as a result of the Company's decision to cease production during peak hours to save on electricity costs and to focus on production of higher margin rather than commodity products, in 2002 the production levels at the Mexicali facility were higher than 2000 and 2001 and comparable to prior recent historical levels. In addition, the increased billet production at the Mexicali facility in 2002 reflected an increase of 3,832 tons from 2001 in the need for billet at the Guadalajara facility and the sale to third parties of 23,137 tons of Billet. Simec invested approximately $140 million to build the Mexicali mini-mill and invested an aggregate amount of $9.7 million in capital improvements from 1997 to 2000. Simec invested an additional $1.2 million and $0.1 million in capital improvements in 2001 and 2002, respectively. At December 31, 2002, CSC had total assets of Ps. 2,947 million.

      Products and Markets

      Simec's rolling mills at the Guadalajara mini-mill use billet to produce I-beams, channels, angles, steel bars (round and square rods), flat bar, rebar and special products. Simec's rolling mills at the Mexicali mini-mill use billet to produce rebar, steel bars (round and square), commercial angles (angles of less than three inches in width) and flat bar. I-beams, channels, structural angles (angles greater than three inches width) and rebar are generally sold to construction contractors, fabricators, steel service centers and manufacturers who cut, bend, shape and fabricate the steel to meet engineering or end product specifications. The construction industry uses these products primarily in the manufacture of commercial buildings and residential housing, as well as in the manufacture of a wide variety of industrial products. Round and square rods and flat bar are used to manufacture a wide variety of products, including gratings, steel floors and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Simec also manufactures cold drawn rods. These rods are used to manufacture industrial products requiring steel with special properties, such as tensile strength and flexibility. Products of this type include automobile axles, screws and bolts. Rebar is used primarily for strengthening concrete in highways, buildings and other construction applications. In 2000, the Company began production at its Guadalajara facility of a wider range of widths of hexagonal bars and of channels of a width of 5 inches. In 2001, the Company began production at the Guadalajara facility of additional widths of hexagonal bars, lighter channels of a width of 5 inches and wider ranges of widths of spring flat bars. In 2002 the Company began production at the Guadalajara facility of additional widths of spring flat bars and round bars-special bar quality (SBQ).

      The following table sets forth, for the years indicated, Simec's sales volume for basic steel products.

                        Total Basic Steel Sales Volume(1)

                                                     Years ended December 31,
                                                     ------------------------
                                                        (Thousands of tons)
                                                     2000      2001      2002
                                                     ----      ----      ----
Basic Steel Products

I-Beams                                              83.3      88.0      85.1
Channels                                             84.2      48.3      57.5
Angles(2)                                           125.5     102.0     123.8
Steel Bars (round, square and hex rods)             136.3     138.7     149.4
Cold Drawn                                           21.6      17.0      17.6
Rebar                                               102.3     110.0     116.5
Flat Bar                                             66.3      54.8      53.9

Other                                                 0.1       1.9       5.6
                                                    -----     -----     -----
Total Steel Sales                                   619.6     560.7     609.4
                                                    =====     =====     =====

----------
(1)   Includes both domestic and export sales.

(2)   Angles include structural angles and commercial angles.

      The  following  table  sets  forth,  for  the  years  indicated,   Simec's
proportionate domestic and export steel sales.

                    Domestic and Export Steel Sales By Region

                                            Domestic Sales          Exports
                                            --------------          -------
                                             Years ended          Years ended
                                             December 31,         December 31,
                                             ------------         ------------
                                          2000   2001   2002    2000  2001  2002
                                          ----   ----   ----    ----  ----  ----

I-Beams                                    97%    98%    98%      3%    2%    2%
Channels                                   73%    85%    81%     27%   15%   19%
Angles(1)                                  89%    91%    87%     11%    9%   13%
Steel Bars (round, square and hex rods)    94%    94%    94%      6%    6%    6%
Cold Drawn                                 96%    97%    95%      4%    3%    5%
Rebar                                      88%    85%    70%     12%   15%   30%
Flat Bar                                   93%    92%    86%      7%    8%   14%
Other                                     100%   100%   100%      0%    0%    0%
                                          ----   ----   ----     ---   ---   ---
Total (weighted average)                   89%    91%    87%     11%    9%   13%
                                           ===    ===    ===     ===   ===   ===

----------

(1)   Angles include structural angles and commercial angles.

      The following tables set forth, for the years indicated, selected operating data for Simec's two steel production facilities (the peso amounts shown below are presented in nominal pesos).

                                             Guadalajara Mini-Mill

                                                                                   Years ended December 31,
                                                                                   ------------------------
                                                                               2000          2001         2002
                                                                               ----          ----         ----
Steel Sales (000's tons)                                                        430.8        384.4         410.0
Average finished product price per ton                                      Ps. 3,559    Ps. 3,398     Ps. 3,440
Average scrap cost per ton                                                    1,327.3      1,124.5       1,187.8
Average manufacturing conversion cost per ton of finished product(1)          1,420.2      1,345.1       1,184.2
Average manufacturing conversion cost per ton of billet(1)                      721.3        693.3         666.5

                                               Mexicali Mini-Mill

                                                                                   Years ended December 31,
                                                                                   ------------------------
                                                                               2000          2001         2002
                                                                               ----          ----         ----
Steel Sales (000's tons)                                                        188.8        176.3         199.4
Average finished product price per ton                                      Ps. 3,090    Ps. 2,884     Ps. 2,885
Average scrap cost per ton                                                    1,037.4        897.7         919.3
Average manufacturing conversion cost per ton of finished product(1)          1,189.1       1161.0       1,084.1
Average manufacturing conversion cost per ton of billet(1)                      747.2        746.7         683.4

-------------

(1) Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

      Production Process and Facilities

      A mini-mill uses an electric arc furnace to melt ferrous scrap, which is then cast into long, square bars called billet in a continuous casting process, all of which occurs in a melt shop. The billet is thereafter transferred to a rolling mill, reheated and rolled into finished product. In contrast, an integrated steel mill heats iron pellets and other primary materials in a blast furnace to first produce pig iron, that must be refined in a basic oxygen furnace to liquid steel, and then cast to billet and finished product. Compared to integrated steel mills, a mini-mill typically produces certain steel products more efficiently because of the lower energy requirements resulting from its smaller size and because of its use of refined ferrous scrap. In addition, mini-mills are designed to provide shorter production runs with relatively fast product changeover times, allowing for greater responsiveness to customers' requirements. Therefore, a mini-mill can generally produce a wide range of specialty, non-commodity steel products in shorter runs and at lower cost than an integrated steel mill.

      In the steel production process, Simec uses ferrous scrap to produce its finished steel products. Simec melts ferrous scrap in an electric arc furnace to produce molten steel, to which alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction, and conformed into final sections and sizes. The shapes are then cut into a variety of lengths.

      Simec's Guadalajara facilities and equipment include one improved DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2002, the Guadalajara mini-mill produced 326,960 tons of steel billet and 395,983 tons of finished product.

      In 1993, Simec began operations at its mini-mill located in Mexicali, Baja California. The mini-mill is located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles. Simec's Mexicali facilities and equipment include one EBT DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous banana caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali mini-mill is used primarily by the Guadalajara mini-mill. In 2002 the Mexicali mini-mill produced approximately 340,457 tons of billet, of which 100,032 tons were used by the Guadalajara mini-mill and 23,137 tons were sold to third parties. In 2002, the Mexicali mini-mill produced 190,612 tons of finished product. The decision to locate the new mini-mill in Mexicali was based upon a number of factors, including proximity to new domestic and foreign markets, work force quality and proximity to stable sources of scrap, electricity and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities.

      Reducing freight expenses was one of Simec's main objectives in constructing the Mexicali mini-mill. Simec's most significant freight costs are those associated with acquiring steel scrap or billet and shipping finished product to customers. The Mexicali facility is one of the closest mini-mills to the Southern California market and has competitive freight costs for shipments of scrap to the mini-mill and shipments of finished product from the mill to customers in northern Mexico and the southwestern United States. In accordance with the North American Free Trade Agreement ("NAFTA"), the total tonnage of products that can be transported through Mexico on a single truck, since May 1996, is limited to 30 tons.

      In 2000, 54% of the products produced at the Mexicali mini-mill were rebar, 16% were angles, 14% were steel bars (round, square and hex rods) and the remaining 16% were other products, principally merchant bar and channels. In 2001, 59% of the products produced at the Mexicali mini-mill were rebar, 13% were angles, 16% were steel bars (round, square and hex rods) and the remaining 12% were other products, principally merchant bar and channels. In 2002, 56% of the products produced at the Mexicali mini-mill were rebar, 17% were angles, 15% were steel bars (round, square and hex rods) and the remaining 12% were other products, principally merchant bar and channels.

      The production levels and capacity utilization rates for Simec's melt shops and rolling mills for the years indicated are presented below.

                   Production Volume and Capacity Utilization

                                                Years ended December 31,
                                                ------------------------
                                                   (Tons in thousands)
                                             2000         2001        2002
                                             ----         ----        ----
Melt shops
      Steel billet production                662.8        625.8       667.4
      Annual installed capacity(1)           780.0        780.0       780.0
      Effective capacity utilization         85.0%        80.2%       85.6%
Rolling mills
      Total production                       627.9        573.0       586.6
      Annual installed capacity(1)           730.0        730.0       730.0
      Effective capacity utilization         86.0%        78.5%       80.4%

----------
(1) Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity at December 31 for each period.

      Simec's production for the years ended 2002, 2001 and 2000 represented an estimated 11%, 10%, and 11.3%, respectively, of Mexican non-flat steel production, based upon production figures compiled by Canacero. The production and capacity utilization levels in 2000, 2001 and 2002 were lower than recent historical levels, and reflected the Company's decision to cease production during peak hours at the Mexicali and Guadalajara mini-mills in order to save on electricity costs and to focus on the production at the Mexicali mini-mill of higher margin rather than commodity products.

      Simec  has  received  the ISO 9002  certification  from  British  Standard
Institution for its Guadalajara and Mexicali mini-mill facilities. ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. Management believes that adhering to the stringent ISO 9002 procedures not only creates efficiency in manufacturing operations, but also positions Simec to meet the exacting standards required by its customers. Simec is engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work.

      Sales and Distribution

      Simec distributes its steel products throughout Mexico and exports its steel products primarily to the United States. Simec also exports steel products in Central and South America, Canada and Europe. Simec believes that more than half of its steel products are sold to the construction sector, with the remaining amounts being sold to the manufacturing, electrical, mining and transportation industries.

      Simec's basic domestic steel sales are made through a group of approximately 97 independent distributors, who also carry other steel companies' product lines, and through Simec's wholly owned distribution center in Guadalajara. Simec believes its distribution center is an important source of information concerning customer needs and market developments. By working through its distributors, Simec believes that it has established and can maintain market leadership with small and mid-market end-users throughout Mexico. Simec believes that its domestic customers are highly service-conscious. Simec has built upon this strategy in marketing products from the Mexicali mini-mill. In 2001 and 2002, no single customer accounted for 10% or more of Simec's total steel sales. Simec's management believes that it is not dependent on any single customer and that it could replace lost sales attributable to any customer given similar market conditions.

      Simec distributes its steel products in the United States primarily through independent distributors who also carry other steel companies' product lines. Simec employs three full-time employees who are dedicated exclusively to exports.

      During 2001 and 2002, orders for Simec's products were received on average approximately two weeks before those products were produced. Accordingly, Simec does not believe that backlog is a significant factor in its business. A substantial portion of Simec's production is ordered by its customers prior to production. There can be no assurance that significant levels of pre-production sales orders will continue.

      Competition

      The markets in which Simec competes are highly competitive and weakness in the steel industry globally has heightened competition. Some of Simec's competitors maintain larger stocks of inventory and are able to provide their products to customers faster than Simec and may be better be positioned to withstand weak market conditions. Simec believes that it competes in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, it competes in the domestic market based upon its responsiveness to customer delivery requirements. Simec believes that it is one of the lowest cost producers of non-flat steel products in Mexico and is also one of the lowest cost producers of non-flat steel products in the export markets in which it competes. Simec endeavors to enhance its competitive position in Mexico by working closely with its distributors and adjusting its production schedule to meet customer requirements. Through its flexible production facilities, Simec is able to respond quickly to the demand for its products. Simec also believes that its geographic location and large variety of products help it to maintain its competitive market position in Mexico and in the states bordering Mexico. Simec believes that its Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

      Based on information compiled by Canacero, Simec believes that it is the sole Mexican producer of 5-inch, 6-inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 88,024 tons, or 16%, and approximately 84,843 tons, or 14%, of Simec's total finished product sales in 2001 and 2002, respectively.

      In 2001, Simec sold 185,882 tons of I-beams, channels and angles at least 3 inches in width (including the 88,024 tons of I-beams described above) which represented approximately 33% of Simec's total finished product sales for the year. In 2002, Simec sold 199,953 tons of I-beams, channels and angles at least 3 inches in width (including the 84,843 tons of I-beams described above) which represented approximately 33% of Simec's total finished product sales for the year. Simec believes that the domestic competitors in the market for these structural profiles are Altos Hornos de Mexico, S.A. de C.V. ("Ahmsa"), Siderurgica del Golfo, S.A. de C.V. and Aceros Corsa, S.A. de C.V. ("Corsa"). Based on information compiled by Canacero, Simec estimates that its share of domestic production of structural profiles was 61% in 2001 and 67% in 2002.

      In 2001, Simec sold 154,024 tons of steel bar (including specialty steel bars), compared to 164,047 tons in 2002. Based on information compiled by Canacero, Simec believes that its share of domestic production of steel bar was 34% in 2001 and 46% in 2002. Simec's other major product lines are rebar and commercial profiles (angles less than 3 inches in width and flat bar), for which Simec's share of domestic production in 2001 was 4% and 20%, respectively, compared to 4% and 24%, respectively, in 2002. Rebar and merchant bars together accounted for approximately 220,820 tons, or 39%, of Simec's total production of finished steel products in 2001, compared to approximately 245,371 tons, or 40%, in 2002. Simec competes in the domestic market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlan, S.A. de C.V., Atlax, S.A. de C.V., Commercial Metals Inc., Belco Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company ("Chaparral") and Bayou Steel Corporation ("Bayou").

      Simec has been able to maintain its domestic market share and profitable pricing levels in Mexico because the Guadalajara facility's central Mexico site affords Simec substantial cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico and its flexible production facility gives Simec the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its relatively close proximity to these areas reduces Simec's freight costs.

      Exports

      Simec believes that NAFTA has increased competition from U.S. steel producers by gradually lowering tariffs. Prior to the passage of NAFTA, a 10% tariff was imposed by Mexico on imports of steel products similar to those produced by Simec. Under NAFTA, this tariff is reduced by 1% per year over 10 years commencing in 1994 (at December 31, 2002 the tariff was 1%). Conversely, the tariffs imposed by the United States on imports of steel bar (round and square rods), structural profiles, flat bar and rebar, which at December 31, 2002 were 0.4%, 0.0%, 0.4% and 0.4%, respectively, are being phased out over a similar period. See " -- North American Free Trade Agreement."

      Simec believes its principal competitors in the United States market, depending on the product, include Nucor Corporation, Birmingham Steel Corporation, North Star Steel Co., Chaparral, Bayou and Structural Metals Inc. Simec believes that these companies, as a result of their location within the United States and their maintenance of large levels of inventory, are able to provide their products to their customers faster than Simec.

      Changes in the exchange rate between the peso and the dollar that do not fully reflect the difference in inflation rates between Mexico and the United States could adversely affect Simec's production cost. Following a significant devaluation of the peso in 1995, and a large decrease in domestic demand for steel products, Simec commenced an aggressive export program in order to take advantage of relatively higher prices (in peso terms) of steel products and to offset the decline in domestic consumption. As a result, in 1995, Simec's export sales were 226,825 tons, representing 37% of total basic steel sales in tons. In subsequent years, as domestic demand and steel prices increased in Mexico, and Simec's margins on exports decreased, Simec refocused its efforts on the domestic market.

      In 2002, exports increased to 80,182 tons, or 13% of total basic steel sales in tons sold from 48,385 tons, or 9% of total basic steel sales in tons sold in 2001. Exports of basic steel products increased in 2002 due to higher margins for export sales in 2002 than in 2001, reflecting the weakness of the peso versus the dollar in 2002 versus 2001 and recent prior years.

      Raw Materials

      Ferrous scrap, electricity, ferroalloys and refractory products are the principal materials used in the manufacture of Simec's steel products. Among these, ferrous scrap is the most important for the production of steel and accounted for approximately 46% and 48% of Simec's direct cost of sales in 2001 and 2002, respectively. In 2001 Simec acquired 0.3% of its total billet requirements from third parties, at prices approximately 28% higher than Simec's billet production cost; in 2002 no billet was acquired from third parties. Ferrous scrap is principally generated from automobile, industrial, naval and railroad scrap. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond the control of Simec. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

      Simec purchases raw scrap from peddlers and scrap dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap. Simec meets its refined ferrous scrap requirements through three sources: (i) Simec's wholly owned scrap processing facilities, which in the aggregate provided Simec with approximately 29% and 11% of its refined scrap tonnage in 2001 and 2002, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States which in the aggregate provided Simec with approximately 39% and 32% in 2001, respectively, and approximately 61% and 28% in 2002, respectively, of its refined ferrous scrap requirements. Simec is a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions and, by primarily dealing directly with small Mexican scrap collectors, Simec believes it has been able to acquire scrap at prices lower than those in the international and domestic markets.

      Ferroalloys, electrodes and refractory products collectively accounted for approximately 15% of Simec's direct cost of sales in 2001 and 14% in 2002. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. Simec buys most of its manganese ferroalloys from Compania Minera Autlan, S.A., with the remainder purchased from Electrometalurgica de Veracruz, S.A. de C.V. and Possehl, S.A. de C.V. Simec obtains electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V. and SGL Carbon Group. Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels.

Simec purchases its refractory products from RFI Refmex, S.A. de C.V., LWB de Mexico, S.A. de C.V. and Tecnologias Minerales de Mexico, S.A. de C.V.

      Electricity accounted for approximately 11% of Simec's direct cost of sales in 2001 and 12% in 2002 and is supplied by the Comision Federal de Electricidad ("CFE"). Simec, like all other high volume users of electricity, pays special rates to CFE for electricity. Energy prices in Mexico were substantially below international levels at the beginning of the 1980s. Between 1987 and 1996, such prices increased to reflect international rates and, as a result, electricity prices in Mexico increased substantially in real terms in the same period. In 1996, the Mexican Government increased the cost of electricity through a monthly increase of approximately 1.2% per month and in April 1996 increased electricity rates 8.5%. Additionally, in 1996 CFE also increased the fuel component of the rate with an effect of approximately 12% in Simec's cost of electricity. In December 1996, CFE increased substantially the different rates and tariffs on electricity usage: (i) different rates were implemented based on the time of use during the day and the season (summer or winter) and (ii) the fuel component was changed and is based upon a new factor determined by the price index of the Machinery and Equipment Producers, Basic Metals Producers and other Manufacturing Companies. As a result of such changes, the cost of electricity increased by 22% from November to December 1996. Since 1997, CFE has continued to adjust rates and tariffs for electricity usage based on changes on such price index. As a result, Simec has modified its production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. Although, Simec believes the effect of such increases can be partially offset by programming scheduled maintenance and production stops during the peak hours, there can be no assurance that any such cost increase will not have a material adverse effect on the business of CSG.

      North American Free Trade Agreement

      On January 1, 1994, NAFTA became effective. NAFTA established a free trade zone among Mexico, Canada and the United States and has removed over time customs duties imposed on goods traded among the three countries, removed or relaxed many investment restrictions, liberalized trade in services, provided a specialized means for settlement of, and remedies for, trade disputes arising under NAFTA, promote trilateral regional and multilateral cooperation, and has resulted in new laws and regulations to further these goals. Certain provisions of NAFTA are being phased in over a number of years, which phasing in period has been substantially completed. The Mexican Government expects that NAFTA will provide Mexican exports with permanent access to U.S. and Canadian markets. In addition, increased foreign investment in Mexico may result as restrictions on foreign ownership are eliminated. As a result of these two factors, NAFTA is anticipated over the long term to have a favorable effect on employment, wages and economic growth in Mexico. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs on certain imported goods and protection of certain industries from foreign competition have been reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico's entry into the General Agreement on Tariffs and Trade in 1986, is likely to result in changes in the composition of Mexican economic activity.

      Simec believes NAFTA has increased competition in finished products of the type produced by it in certain areas of Mexico, particularly the northeast, as Mexican tariffs on steel products exported to Mexico from the United States are gradually phased out. In addition, however, Simec believes that NAFTA has decreased the cost of certain of its important raw materials, such as electrodes, refractory products and ferroalloys, and spare parts.

      Environmental Matters

      The Mexican operations of various of Simec's subsidiaries are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment and require numerous permits, licenses and authorizations at municipal, state and federal levels. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y Proteccion al Ambiente (the General Law of Ecological Equilibrium and Environmental Protection or the "Ecological Law"). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution, solid wastes and hazardous substances. In addition, the Mexican federal government has enacted regulations concerning the import and export of hazardous materials and hazardous wastes. The Mexican federal agency in charge of overseeing and enforcing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources or "SEMARNAT"), which in 2000 assumed this function from the Secretaria del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries or "SEMARNAP"). As part of its enforcement powers, the SEMARNAT, through the Procuraduria Federal de Proteccion al Ambiente (the Federal Bureau of Environmental Protection or "Profepa") can bring civil and criminal proceedings against companies that violate environmental laws and can close non-complying facilities. Simec has made significant capital investments in connection with the building of its production facilities in order to comply with requirements of municipal, state and federal authorities and to remain in compliance with its permits, licenses and authorizations. Although Simec believes that it is currently in substantial compliance with the applicable Mexican federal and state and municipal environmental laws and regulations, it is possible that changes in Mexican federal, state or municipal environmental laws or regulations, or their interpretation or enforcement, could cause Simec to have to invest additional capital to remain in compliance with future federal, state and municipal requirements.

      Simec has obtained necessary general operating licenses from the environmental authorities and the sanitation authorities, including a Soil Usage License, a Waste Water Discharge Registration and a Statement for Hazardous Waste. Simec has executed an agreement that provides for certain investments to improve its production facilities located in Mexicali. Pursuant to that agreement the SEMARNAT may conduct periodic inspections of such facilities to verify compliance with its terms. Simec is required to provide an environmental impact report for each project that contains the architectural designs, the environmental impact of the project and proposed measures to minimize such impact. The SEMARNAT and State Environmental Authorities have the right to make periodic inspections. In addition, Simec is required to provide the SEMARNAT with periodic reports regarding its compliance with the Ecological Law and the regulations thereunder. These reports require, among other things, information with respect to environmental protection controls and the disposition of industrial waste.

Organizational Structure

      Simec is a subsidiary of Industrias CH, which holds an approximate 85.6% controlling interest in Simec. The following table shows Simec's corporate structure as of May 31, 2003. The table also shows, for each company, its country of incorporation, the approximate percentage equity ownership interest of its direct parent company shown on the table, and, if different, the proportion of voting power held by such direct parent company.

                                                                                    Percentage
                                                                                     of Equity          Jurisdiction of
Name of Company                                                                        Owned             Incorporation
---------------                                                                     ----------          ---------------
Grupo Simec, S.A. de C.V.                                                                --                 Mexico

  Compania Siderurgica de Guadalajara, S.A. de C.V.                                    99.99%               Mexico

    Compania Siderurgica de California, S.A. de C.V.                                    100%                Mexico

        Consorcio Internacional, S.A. de C.V.                                          99.79%               Mexico

        Compania Siderurgica del Pacifico, S.A. de C.V.                                99.99%               Mexico

        Administradora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.      99.99%               Mexico

        Procesadora Mexicali, S.A. de C.V.                                              100%                Mexico

        Sistemas de Transporte de Baja California, S.A. de C.V.                         100%                Mexico

        Servicios Simec, S.A. de C.V.                                                   100%                Mexico

        Undershaft Investments, N.V.                                                    100%         Netherlands Antilles

          Pacific Steel, Inc.                                                           100%              California

        Industrias del Acero y del Alambre, S.A. de C.V.                               99.99%               Mexico

        Metalica las Torres, S.A. de C.V.                                              99.99%               Mexico

        Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V.                 100%                Mexico

Description of Property

      Simec's principal facilities consist of a steel mini-mill in Guadalajara, Jalisco and a steel mini-mill in Mexicali, Baja California Norte. Simec owns these facilities. Pursuant to the restructuring, Simec granted a lien, on all of its property, plant and equipment to secure the new debt incurred as part of the restructuring. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

      The Company's corporate offices are located next to the steel mini-mill in Guadalajara, Mexico. Simec also has various sales and distribution facilities throughout Mexico and scrap collection facilities in Tijuana and San Diego, California.

      For a more complete description of Simec's principal facilities and production equipment, see "--Production Process and Facilities" above.

Item 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ significantly from U.S. GAAP. Note 14 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity. Under Bulletin B-10, financial data for all periods in the Consolidated Financial Statements and throughout the Annual Report have been restated in constant pesos as of December 31, 2002. For the years ended December 31, 2000, 2001 and 2002, the National Consumer Price Index increased approximately 9%, 4% and 6%, respectively.

      Critical Accounting Policies and Estimates

      Management's discussion and analysis of its financial condition and results of operations are based upon Simec's financial statements, which have been prepared in accordance with Mexican GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets; liabilities for deferred income taxes, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

      Management believes that the critical accounting policy which requires the more significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and other non-current assets. The Company evaluates periodically the adjusted values of its property, plant and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues or realizable value, as applicable, of the Company's assets. The class of the Company's assets which must require complex determinations based upon assumptions and estimates relates to idle machinery.

      Year Ended December 31, 2002 compared to Year Ended December 31, 2001

      Net Sales

      Net sales of Simec increased 5% to Ps. 2,112 million in 2002 compared to Ps. 2,011 million in 2001. Sales in tons of basic steel products increased 9% to 609,408 tons in 2002 compared to 560,726 tons in 2001. Exports of basic steel products reflected a substantial portion of the increase in terms of steel sold, increasing to 80,179 tons in 2002 versus 48,385 tons in 2001 due to higher margins for export sales in 2002 than in 2001. Additionally, Simec sold to third parties 23,137 tons of billet in 2002 compared to 1,248 tons of billet in 2001. The average price of steel products decreased 5% in real terms in 2002 versus 2001, reflecting continued weak global market conditions. Additionally, increases in net sales in 2002 were attributable in part to Simec's focus on higher margin products.

      Direct Cost of Sales

      Simec's direct cost of sales increased 5% to Ps. 1,413 million in 2002 compared to Ps. 1,350 million in 2001. Direct cost of sales as a percentage of net sales was 67% in each of 2002 and 2001. The average cost of raw materials used to produce steel products decreased 6% in real terms in 2002 versus 2001 primarily as a result of decreases in the price of scrap, Simec's reduced energy consumption and decreases in the price of ferroalloys.

      Marginal Profit

      Simec's marginal profit increased 6% to Ps. 699 million in 2002 compared to Ps. 661 million in 2001. As a percentage of net sales, marginal profit was 33% in each of 2002 and 2001.

      Indirect Manufacturing, Selling, General And Administrative Expenses

      Indirect manufacturing, selling, general and administrative expenses (which include depreciation and amortization) decreased 6% to Ps. 444 million in 2002 from Ps. 471 million in 2001. This decrease was due to the reduction of Simec's labor force and to lower expenses for the maintenance of machinery, equipment and operating materials. Depreciation and amortization in 2002 was Ps. 156 million compared to Ps. 140 million in 2001.

      Operating Income

      Simec's operating income increased 34% to Ps. 255 million in 2002 compared to Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

      Financial Income (Expense)

      Simec recorded financial expense in 2002 of Ps. 123 million compared to financial income of Ps. 5 million during 2001. Simec recorded an exchange loss of approximately Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001 reflecting the 12.8% decrease in the value of the peso versus the dollar in 2002 versus an increase of 4.5% in the value of the peso versus the dollar in 2001. Net interest expense was Ps. 53 million in 2002 versus Ps. 166 million during 2001 reflecting a lower amount of debt outstanding during 2002. Industrias CH provided $24.4 million to Simec retire bank debt and subsequently converted portions the $24.4 million of debt owing to Industrias CH to equity. Simec recorded a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 as compared to 4.4% in 2001 and lower debt levels during 2002.

      Other Income (Expense), Net

      Simec recorded other  expense,  net, of Ps. 36 million in 2002  reflecting
(i) income relating to tax benefits associated with the acquisition of machinery and equipment in 2001 of Ps. 6 million, (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec's MTNs which were acquired at 50% of their principal amount, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 20 million,

(v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec
(vi) a reserve of Ps. 10 million relating to the realizable value of idle machinery and equipment, (vii) a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities and (viii) expenses related to other financial operations of Ps. 7 million. Simec recorded other income, net, of Ps. 64 million in 2001 reflecting (i) income resulting from the cancellation of Ps. 15 million of interest on bank debt recorded as accrued interest in 2000, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek, (iv) expenses relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million.

      Income Tax and Employee Profit Sharing

      Simec recorded a provision of Ps. 22 million for income tax and employee profit sharing in 2002 (including a decrease in the provision of Ps. 57 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 17 million in 2001 (including a decrease in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

      Net Income

      As a result of the foregoing, Simec recorded net income of Ps. 118 million in 2002 compared to net income of Ps. 242 million in 2001.

      Recent Pronouncements Applicable to Mexican GAAP

      In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of Bulletin D-4 were Ps. 766 million at December 31, 2002 compared to Ps. 697 million at December 31, 2001. The effect on Simec's consolidated statement of income in 2002 was a decrease of Ps. 57 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5 million in 2001. These provisions do not affect the cash flow of Simec.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net Sales

      Net sales of Simec decreased 17% to Ps. 2,011 million in 2001 compared to Ps. 2,431 million in 2000. Sales in tons of basic steel products decreased 9% to 560,726 tons in 2001 compared to 619,598 tons in 2000; the decrease in tons sold reflected the decrease in economic activity in Mexico and the United States. Exports of basic steel products decreased to 48,385 tons in 2001 versus 65,942 tons in 2000. The decrease in exports resulted from Simec's continuing focus on the Mexican market as margins from exports decreased as a result of the continued decline in worldwide steel prices and the strength of the peso versus the dollar given the differential in inflation levels between Mexico and the United States. The average price of steel products decreased 9% in real terms in 2001 versus the same period of 2000, due principally to pricing pressure caused by imports of competing products.

      Direct Cost of Sales

      Simec's direct cost of sales decreased 16% to Ps. 1,350 million in 2001 compared to Ps. 1,607 million in 2000, reflecting lower net sales. Direct cost of sales as a percentage of net sales increased from 66% in 2000 to 67% in 2001. The average cost of raw materials used to produce steel products decreased 7% in real terms in 2001 versus 2000 as a result of decreases in the prices of scrap and certain other raw materials.

      Marginal Profit

      Simec's marginal profit decreased 20% to Ps. 661 million during 2001 compared to Ps. 824 million in 2000. As a percentage of net sales, marginal profit was 33% in 2001 compared to 34% in 2000.

      Indirect Manufacturing, Selling, General and Administrative Expenses

      Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization relating to continuing operations) decreased 13% to Ps. 471 million in 2001 from Ps. 538 million in 2000; this decrease was due to the reduction in Simec's labor force and lower expenses for the maintenance of machinery, equipment and operating materials. Depreciation and amortization relating to continuing operations in 2001 decreased to Ps. 140 million compared to Ps. 152 million in 2000.

      Operating Income

      Simec's operating income decreased 34% to Ps. 190 million in 2001 compared to Ps. 286 million in the same period of 2000. As a percentage of net sales, operating income was 9% in 2001 and 12% in the same period of 2000.

      Financial Income (Expense)

      Simec recorded financial income in 2001 of Ps. 5 million compared to financial expense of Ps. 114 million during 2000. Simec recorded an exchange gain of approximately Ps. 99 million in 2001 compared to an exchange loss of Ps. 17 million in 2000 as a result of the 4.5% increase in the value of the peso versus the dollar in 2001 compared to a decrease of 0.6% in the value of the peso versus the dollar in 2000. Net interest expense was Ps. 166 million in 2001 versus Ps. 339 million during 2000 reflecting a lower amount of debt outstanding during 2001. Simec recorded a gain from monetary position of Ps. 72 million in 2001 compared to a gain from monetary position of Ps. 242 million in 2000, reflecting the domestic inflation rate of 4.4% in 2001 as compared to 9% in 2000.

      Other Income (Expense), Net

      Simec  recorded other income,  net, of Ps. 64 million in 2001  (reflecting
(i) income from the cancellation of Ps. 15 million of bank interest recorded as accrued interest in the prior year (included a gain of Ps. 1 million in respect of $120,000 principal amount of MTNs which were acquired at 50% of their principal amount, without provision for accrued interest, and were subsequently cancelled), (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Grupo Sidek, (iv) expense relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million) compared to other expense, net, of Ps. 64 million in 2000 (reflecting (i) expenses related to the disposal of excess dust at the Mexicali mini-mill resulting from the scrap melting process in previous years of Ps. 34 million,
(ii) costs related to the Simec Restructuring of Ps. 13 million), (iii) the provision of Ps. 10 million for doubtful accounts recorded as a result of changes in estimates made in prior years and (iv) expenses related to other financial operations of Ps. 7 million.

      Income Tax and Employee Profit Sharing

      Simec recorded a provision of Ps. 17 million for income tax and employee profit sharing in 2001 (including income of Ps. 5 million from the provision from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 133 million in 2000 (including a provision of Ps. 58 million from the application of Bulletin D-4 with respect to deferred income tax).

      Discontinued Operations

      In 2000, Simec recorded net loss from discontinued operations of Ps. 15 million (which included the operations of Estral and Moly-Cop). In 2000, Estral and Moly-Cop recorded in the aggregate net sales of Ps. 146 million and operating income of Ps. 15 million. Simec had no discontinued operations in 2001.

      Net Income (Loss) Before Minority Interest

      As a result of the foregoing, Simec recorded net income before minority interest of Ps. 242 million in 2001 compared to net loss before minority interest of Ps. 40 million in 2000.

      Recent Pronouncements Applicable to Mexican GAAP

      In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 697 million at December 31, 2001 compared to Ps. 738 million at December 31, 2000. The effect on Simec's consolidated statement of income in 2001, was a decrease of Ps. 5 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 58 million in 2000. These provisions do not affect the cash flow of Simec.

Liquidity and Capital Resources

      As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994 and its aftermath, including the liquidity crisis which affected the Mexican banking system, the insolvency of Simec's former parent, Sidek, and Simec's high levels of short-term indebtedness, Simec was unable to generate or borrow funds to refinance its debt or to support its operations and capital improvements. As of December 15, 1997 and immediately prior to the consummation of the Restructuring (as defined below), Simec had total outstanding indebtedness of approximately $322 million; over half of Simec's debt had matured and was unpaid and substantially all of the balance was subject to acceleration. In December 1997, the Company consummated a corporate reorganization and restructuring of its liabilities (collectively, the "Restructuring"). Simec's wholly-owned subsidiary, CSG, incurred new bank debt, issued new debt securities (and paid limited amounts of accrued interest on certain outstanding debt) in exchange for, and in an aggregate amount approximately equal to, the outstanding consolidated debt of the Company at the date of consummation of the Restructuring in return for equity in all of Simec's subsidiaries, and the elimination of intercompany debt owed by CSG to Simec. The Restructuring did not result in a reduction in the overall amount of Simec's consolidated outstanding debt and, accordingly, following the Restructuring, Simec, through CSG, continued be highly leveraged. Simec's only material asset following consummation of the Restructuring is its 100% equity interest in CSG. The new bank debt bore interest at floating rates based on margins above six month LIBOR and was originally scheduled to mature in 2007 with principal amortizing in equal semi-annual installments beginning in 2000, except for approximately $70 million of non-amortizing bank debt scheduled to mature in 2009. In 2000, Simec and its bank creditors restructured substantially all of the then outstanding bank debt to provide for, among other things (i) a two year extension with respect to the amortization of a substantial portion of bank debt, from seven years to nine years, with a final maturity in 2009 and a 0.75% increase in the interest rate applicable to such bank debt, as a result of which such bank debt now bears interest at floating rates based on margins ranging from 5.125% to 5.625% above six-month LIBOR, and
(ii) at Simec's election (which was exercised in connection with the acquisition by Industrias CH of a controlling interest in Simec), the conversion of $90.2 million of bank debt (plus $5.2 million of accrued interest thereon) into common shares of Simec based upon the price of approximately $0.1935 per share (approximately $3.87 per American depositary share).

      At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company, Industrias CH, while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to Industrias CH). Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from

Industrias CH), the semi-annual amortization installments on its bank debt in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from Industrias CH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to Industrias CH) matures in 2009 and amortizes in equal semi-annual installments. As at June 18, 2003, Simec's total consolidated debt consisted of approximately $1.7 million of U.S. dollar denominated debt (in May 2003 Simec prepaid $18.1 million owed to Bancomext). On May 21, 2003, Industrias CH made a capital contribution to Simec in the amount of $14.4 million for capital stock to be issued upon receipt by Simec of approval from the Comision Nacional Bancaria y de Valores. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

      In June 2002, Industrias CH converted approximately $24.6 million of loans to Simec, plus accrued interest thereon, into common shares of Simec at a conversion price equivalent to $1.51 per American Depositary Share. Those loans had been made principally to fund the prepayment of Simec bank debt. In July 2002, certain minority shareholders of Simec exercised their pre-emptive rights to purchase capital stock for Ps. 26.8 million at the equivalent of U.S. $1.51 per American Depositary Share. Their pre-emptive rights arose as a result of the conversion of Industrias CH debt. In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock and, as a result, each of its American Depositary Shares now represents 1 share of Series B Common Stock. In March 2003, Industrias CH converted approximately $16.1 million of loans to Simec, plus accrued interest thereon, into 12,317,605 shares of Simec common stock at a conversion price equivalent to $1.35 per American Depositary Share. The loans converted to equity had originally been made to Simec by Industrias CH for the primary purpose of prepaying Simec's bank debt. The conversion of the Industrias CH loans to equity will result in preemptive rights for Simec's minority shareholders once approval is received from the Comision Nacional
Bancaria y de Valores. These pre-emptive rights will entitle minority shareholders to purchase in the aggregate 2,374,331 shares of Series B common stock, which corresponds to 0.1360 shares for each share of Series B common stock they owned immediately prior to acquiring such pre-emptive rights, at a price per share equal to Ps.14.588 (the peso equivalent of $1.35 per American Depositary Share on March 26, 2003).

      Net resources provided by operations were Ps. 317 million in 2002 versus net resources provided by operations of Ps. 413 million in 2001. Net resources used in financing activities were Ps. 229 million in 2002, reflecting the prepayment of Ps. 481 million ($48.1 million) of bank debt, the scheduled amortization of an additional $6.7 million of its bank debt and the conversion by Industrias CH of Ps. 252.7 million of loans, plus accrued interest thereon, into common shares and the increase of capital stock of Ps. 26.8 million as a result of the exercise of pre-emptive rights by certain minority shareholders. In 2001, net resources used in financing activities were Ps. 419 million reflecting the redemption of Ps. 518 million ($52.3 million) of CSG notes, thereby retiring such issuance in full. Net resources used in investing activities were Ps. 43 million in 2002 versus net resources used in investing activities of Ps. 57 million in 2001. These amounts were used for the acquisition of property, plant and equipment and other non-current assets.

      In 2000, Simec sold its entire interest in Moly-Cop, a 50% owned company that manufactures grinding balls used principally by grinding mills in the mining, cement and chemical industries to GS Industries Inc. for $2.4 million. In 2000, Simec also sold its entire interest in Estral, a wholly-owned subsidiary that manufactures light and structural steel racks for warehousing and other industrial storage to Contenedores Industrial Mezquital, S.A. de C.V. (90%) and to Mr. Arturo Gerardo Gonzalez Martinez (10%) for $3.5 million, of which $3.15 million was paid in 2000 and $0.35 million was paid in 2001. In accordance with Mexican GAAP and U.S. GAAP, the operations of Moly-Cop (until May 2000) and Estral (until October 2000) were accounted for as discontinued operations for all periods and their operating results are excluded from continuing operations.

      The Company invested Ps. 9 million principally with respect to the Mexicali mini-mill and the Guadalajara mini-mill in 2002, compared to Ps. 40 million in 2001. The Company's debt to equity ratio decreased from 0.66 at December 31, 2001 to 0.45 at December 31, 2002. The Company had available cash and cash equivalents of approximately Ps. 109 million at December 31, 2002 versus Ps. 65 million at December 31, 2001.

      Except for the bank loan of approximately $300,000 made to CSG, the limited additional financing made available under the CSG Credit Facility, financing available from its parent Industrias CH and limited amounts of vendor financing, since January 1, 1995 the Company had not had access to additional financing or borrowed any additional amounts (other than the extension of the maturity of certain loans from third parties prior to consummation of the Restructuring); however, as described above Industrias CH has lent amounts to CSG for various purposes, including most significantly to repay third party indebtedness and thus the Company relies heavily on cash from operating cash flow to fund its operations. At December 31, 2002, CSC owed Industrias CH $14.4 million ($14.5 million as of June 1, 2003), which bears interest at 7.5% per annum and matures in 2003.

      The Company does not have in place any interest rate or currency hedging instruments. The Company does not have any off-balance sheet financing or other arrangements. The Company is not party to any non-exchange traded contracts accounted for at fair value.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

      The following table sets forth the names, other positions held with the Company and the year of their initial appointment to their position, of the members of Simec's Board of Directors and their alternates as well as the Statutory Examiner and his alternate. The Statutory Examiner and his alternate are not members of the Board of Directors, See "--Board Practices--Statutory Examiner," below.

                                                                     Director
   Name                               Other Position With Simec       Since
   ----                               -------------------------       -----
   Directors:
   Rufino Vigil Gonzalez                                               2001
   Arturo Perez Trejo                                                  2003
   Eduardo Vigil Gonzalez                                              2001
   Raul Vigil Gonzalez                                                 2001
   Jose Luis Rico Maciel                                               2001
   Rodolfo Garcia Gomez de Parada                                      2001
   Gerardo Arturo Avendano Guzman                                      2001

   Alternate Directors:
   Manuel Rivero Figueroa                                              2003
   Jose Luis Romero Suarez                                             2001
   Sergio Vigil Gonzalez                                               2001
   Juan Mendez Martinez                                                2001
   Ignacio Muriedas Prieto                                             2001
   Jaime Vigil Sanchez Conde                                           2001
   Sergio Villagomez Martinez                                          2003

   Statutory Examiners:
   Humberto Valdes Mier                   Statutory Examiner           2001
   Jose Luis Valencia Font           Alternate Statutory Examiner      2003

      The following table sets forth the names of the executive officers of the Company, their current position and the year of their initial appointment to that position.

                                                                        Position
                                                                          Held
   Name                                 Position in Simec                Since
   ----                                 -----------------                -----
   Luis Garcia Limon                 Chief Executive Officer             1984*
   Adolfo Luna Luna                  Chief Financial Officer             2001
   Alejandro Villa Flores            Chief Operating Officer             1999
   Marcos Magana Rodarte               Chief Sales Officer               2001
   Martin Guerrero Lopez          Chief Human Resources Officer          1996
   Jose Flores Flores       Chief Corporate Financial Planning Officer   2001

      *Represents the date as of which Mr. Garcia Limon first held this office with the Company's predecessor, CSG.

      Biographical Information

      Gerardo Arturo Avendano Guzman. Mr. Avendano was born in 1955. He is an independent director for purposes of Mexican law and has been a member of Simec's Board of Directors and the Audit Committee since 2001. Mr. Avendano is an independent lawyer specializing in civil, mercantile and fiscal litigation.

      Jose Flores Flores. Mr. Flores was born in 1950. He is currently Simec's Chief Corporate Financial Planning Officer. From 1990 to 2001 he was Simec's Manager of Financial Analysis and Stock Market Disclosure. Before that, Mr. Flores was the Auditor Manager of a food company from 1988 to 1990, the Controller Manager of Grupo Situr, Holding Company of Hotels, a subsidiary of Grupo Sidek from 1986 to 1988, and Auditor Manager of Simec from 1983 to 1986.

      Rodolfo Garcia Gomez de Parada. Mr. Garcia was born in 1953. He has been a member of Simec's Board of Directors since April 2, 2001 and is an independent director for purposes of Mexican law. He has also been General Tax Adviser to the Company since 1978 and is a member of the board of directors of a group of self-service stores and restaurants since 1990.

      Luis Garcia Limon. Mr. Garcia was born in 1944. He is currently Simec's Chief Executive Officer. From 1982 to 1990 he was General Director of CSG, from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was General Manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. Garcia was the Director of Electrical Installation of a construction company.

      Martin Guerrero Lopez. Mr. Guerrero was born in 1954. He has been Simec's Human Resources Director since 1996. Prior to this position he was Human Resources Manager of CSC from 1990 to 1995 and Superintendent of Personnel of CSG from 1989 to 1990. From 1985 to 1989, Mr. Guerrero served as Human Resources Regional manager of a food company. Previously, he also served as human resources corporate manager of a beverage company.

      Adolfo Luna Luna. Mr. Luna was born in 1955. He is currently Simec's Chief Financial Officer. From 1990 to 2001 he was Simec's Auditor Manager. Before that, Mr. Luna served as Controller Manager of a food company from 1988 to 1990. He was also Simec's Audit Supervisor, Supervisor of Financial Analysis and Supervisor of Consolidation and Financial Disclosure to the Stock Market from 1986 to 1988 and Accountant for a grinding balls manufacturing company, a subsidiary of Simec, from 1983 to 1986.

      Marcos Magana Rodarte. Mr. Magana was born in 1965. He is currently Simec's Marketing and Sales Director. Before holding this position, Mr. Magana was Domestic Sales Manager of CSG from 1997 to 2001, Sales Manager for the western region of CSG from 1994 to 1996, Sales Manager of Metalica las Torres, a subsidiary of Simec from 1992 to 1994 and Salesman of CSG, from 1990 to 1992. Before working with Simec, Mr. Magana worked for a bank as Executive Promoter of Sales.

      Arturo Perez Trejo. Mr. Perez was born in 1959. He has been a member of Simec's Board of Directors and Audit Committee since April 2003, and is an independent director for purposes of Mexican law. Mr. Perez has also served since 1992 as the Chief Financial Officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

      Jose Luis Rico Maciel. Mr. Rico was born in 1926. He has been a member of Simec's Board of Directors since April 2, 2001 and is an independent director for purposes of Mexican law. He also serves as Corporate Legal and Tax Director to the Company and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

      Humberto Valdes Mier. Mr. Valdes was born in 1949. Mr. Valdes is a public accountant and is currently Simec's statutory examiner and is the partner in charge of BDO's Guadalajara office. He is currently member of several domestic boards of directors. Mr. Valdes has key experience with multinational companies, such as Grupo Sidek, Grupo Arancia, Productos de Trigo, Borg Warner de Mexico, Grupo Almeria, Industrias Salver, and Grupo Holiday Inn Occidente.

      Jose Luis Valencia Font. Mr. Valencia was born in 1943. He is an audit partner of BDO's Guadalajara office and is currently Simec's alternate statutory examiner. Mr. Valencia has served as auditor of companies such as Everest
Jennings, S.A. de C.V., Grupo Hoteles Quinta Real, Hoteles Camino Real, Grupo Cementos Mexicanos, and Laboratorios Abbott, S.A. de C.V.

      Eduardo Vigil Gonzalez. Mr. Gonzalez was born in 1957. He is currently a member of Simec's Board of Directors. Mr. Gonzalez has been a member of the Board of Directors since April 2, 2001. Since 1976, Mr. Gonzalez has been chief executive officer of a welded pipe corporation. Mr. Gonzalez is a brother of Rufino Vigil Gonzalez and Raul Vigil Gonzalez.

      Raul Vigil Gonzalez. Mr. Gonzalez was born in 1961. He has been a member of the Board of Directors since April 2, 2001. Since 1992 he has been chief executive officer of a steel company. In addition, he has also been general manager of a steel distribution company. Mr. Gonzalez is a brother of Rufino Vigil Gonzalez and Eduardo Vigil Gonzalez.

      Rufino Vigil Gonzalez. Mr. Gonzalez was born in 1948. He is currently the Chairman of Simec's Board of Directors. Mr. Gonzalez has been a member of the Board of Directors since April 2, 2001. Since 1973, Mr. Gonzalez has been chief executive officer of a steel related products corporation. From 1988 to 1993, Mr. Gonzalez was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. Mr. Gonzalez is a brother of Eduardo Vigil Gonzalez and Raul Vigil Gonzalez.

      Alejandro Villa Flores. Mr. Flores was born in 1964. He is currently Simec's Chief Operating Officer. From 1998 to 2000 he was Operation Manager of CSG, from 1996 to 1998 he was Quality Assurance Manager of CSG and from 1993 to 1996 he was Quality Assurance Manager of CSC. Prior to working with Simec, Mr. Flores worked for a steel company as a quality assurance chief from 1989 to 1990 and process engineer from 1987 to 1989.

Compensation

      The remuneration paid by the Company during 2002 to all Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner and Executive Officers, including the Secretary and the Assistant Secretary of the Board of Directors, was approximately Ps13.8 million. In 2002, no fees were paid to Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner, the Secretary and the Assistant Secretary for attendance at each meeting of the Board.

Board Practices

      Simec's bylaws provide that the Board of Directors will consist of a maximum of nine but not less than six members. Directors are elected to one-year terms and remain in their position until newly elected members replace them. All of the current Directors were elected at the annual general shareholders meeting on April 30, 2003 and will serve in such position until the next annual general shareholders meeting. According to Mexican law the participation of foreigners on the board of directors of a Mexican company may not exceed the percentage of participation of foreign investment in the capital stock of such company.

      Minority holders of Series L Common Shares, if any, representing at least 10% of Simec's capital stock, have the right to appoint a minority Director and its alternate under the Ley del Mercado de Valores (the "Mexican Securities Market Law"). However, if no minority Director is appointed, the holders of Series L Common Shares, if any, would have the right to appoint two Directors and two alternates. Directors are entitled to indemnification for certain liabilities under the Mexican Securities Market Law.

      Simec's Directors are classified as:

      o Independent Directors. At least 25% of the Company's Directors must be independent, as defined under Simec's by-laws. Independent Directors are those directors who are elected solely upon the basis of merit and professional experience and who are not included in any of the following categories:

            a) Executives and employees of the Company during the year in which they are to serve as a Director or in the year immediately prior thereto;

            b)    Controlling shareholders of the Company;

            c) Consultants or advisors of the Company, or their employees, whose revenues derived from the Company represented more than 10% of their total revenues.

            d) Directors, executives, management or employees of Simec's customers and suppliers whose revenues derived from Simec constitute more than 10% of their aggregate purchases or sales, respectively, with the Simec group companies.

            e) Directors, executives, management and employees of Simec's debtors or creditors if the aggregate amount owed to or from Simec represents more than 15% of the total assets as shown on the financial statements of such debtor or creditor.

            f) Directors and employees of any institutions which receive donations from Simec if such donation represents more than 15% of the total donations received by such institution.

            g) Executives and management of any company the directors of which include persons who are also executives and managers of Simec.

            h)    Relatives of the persons included in (a) through (g) above.

      o Controlling Directors. Controlling Directors are those who are material shareholders of the Company. The combined number of controlling and independent directors must represent at least 40% of the total number of Directors; and

      o Related Directors. Related Directors are those who are neither independent nor material shareholders.

      Our board of directors has adopted a code of ethics in December 2002. The Company is currently evaluating that code to determine whether it complies with applicable securities laws and the rules of the Commission.

      Audit Committee

      Simec's by-laws provide that an audit committee will assist the Company's Board of Directors on certain matters determined by the general shareholders' meeting. The by-laws also provide that the audit committee will have the number of members determined by the general shareholders' meeting, which may not be less than three, all of whom shall be elected from among the Company's independent directors, as defined above. The current audit committee members are Arturo Perez Trejo, Gerardo Arturo Avendano Guzman and Rodolfo Garcia Gomez de Parada.

      The Company is currently reviewing the structure of its Board and committees, including the audit committee, in order to comply with recently enacted and amended requirements of the U.S. securities laws and the rules of the American Stock Exchange. The Company intends to be in full compliance with such rules and laws at the time they become effective as to foreign private issuers such as Simec.

      Statutory Examiner

      Under Mexican law, the statutory examiners report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to shareholders by the Board of Directors and generally review the affairs of the Company. The statutory examiners are also authorized to:

      o call ordinary general meetings or extraordinary general meetings of shareholders;

      o place items on the agenda for general meetings of shareholders and meetings of the Board of Directors; and

      o attend general meetings of shareholders and meetings of the Board of Directors (without the right to vote).

      In accordance with Simec's by-laws, as currently in effect, the number of statutory examiners is fixed at one proprietary and one alternate examiner, which shall be appointed by the vote of Simec shares representing a majority of shareholders present at a general ordinary shareholders' meeting. Once elected, statutory examiners remain in their position until newly elected statutory examiners replace them. The statutory examiner must be a different person than the person who executes the auditors report on the Company's financial statements.

Employees

      At December 31, 2002, Simec had 1,333 employees, compared to 1,386 employees at December 31, 2001 and 1,608 employees at December 31, 2000.
Approximately 69% of the labor force of all subsidiaries of Simec, direct or indirect, are unionized. Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance and market rates. Salaries and benefits of Simec's operating subsidiaries' unionized employees are fixed annually by union contracts. Simec's management believes that its relations with employees are satisfactory within all of its divisions, and there has been no strike or work stoppage since the commencement of its operations in late 1969. Simec considers employee training a priority and, as a result, has implemented programs in the professional and technical areas of each division.

Share Ownership

      As of April 30, 2003, based on information available to Simec, it believes the officers and directors of Simec as a group own 34,750 shares of Series B Common Stock. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of the members of our board of directors or our executive officers holds any options to purchase common shares or preferred shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

      As of December 31, 2002, Simec had 2,160,625,003 shares of Series B common stock outstanding This does not reflect the 1 for 20 reverse split of Simec's Class B Common Stock which became effective on February 20, 2003.

      On March 29, 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, In addition, Industrias CH acquired additional common shares from certain of Simec's bank creditors. In August 2001, Industrias CH converted approximately $69.5 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.60 per American depositary share. In June 2002, Industrias CH converted approximately $24.6 million of loans to Simec into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American depositary share. In March 2003, Industrias CH converted approximately $16.1 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American depositary share. As a result, Industrias CH currently holds an approximate 85.6% interest in Grupo Simec.

      The current members of the Board of Directors of the Company were nominated and elected to such position at the 2003 General Ordinary Shareholders' Meeting as proposed by Industrias CH. It is expected that Industrias CH will be in a position to continue to elect the majority of the Directors of the Company and to exercise substantial influence and control over the business and policies of the Company and to influence the Company to enter into transactions with Industrias CH and affiliated companies. However, the by-laws of the Company provide that at least two of its Directors must be independent of the Company and its affiliates and the Board of Directors of the Company has passed a resolution requiring the approval of two independent Directors for certain transactions between the Company and its affiliates which are not subsidiaries of the Company. Furthermore, under the laws of Mexico, any shareholder or group of shareholders is entitled to elect one member of the Board of Directors for each full 10% of the capital stock of the Company that it owns. In addition, under the laws of Mexico, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder's benefit. Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof. In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

Related Party Transactions

      In 1991, the Company sold 100% of its interest in the operations of Club de Precios S.A. de C.V. ("Club de Precios"), which operated three membership warehouse stores and franchised another store. Grupo Mak, S.A. de C.V. ("Grupo Mak"), a company wholly-owned by Jorge Martinez Guitron and Jose Martinez Guitron, each a former director of the Company, acquired 75% of such interest. The remaining 25% was sold to a former member of the Board of Directors of Sidek and Grupo Situr, S.A. de C.V. The aggregate purchase price was $1,750,000, a portion of which was paid at closing with the balance to be paid in installments. Grupo Mak and the other purchaser ceased making scheduled payments in 1993 and 1994, respectively. In 1995, Simec and the purchasers amended the original contract to provide a single payment of the outstanding principal amount plus all accrued and unpaid interest in August 1997. This payment was not made. In 2002 the Company canceled $1.4 million of Grupo Mak and Ps. 7.9 million of Club de Precios against the reserve established because the impossibility recovery of these accounts.

      In 1992,  the Company sold  Ferrometal  de Baja  California,  S.A. de C.V.
("Ferrometal"), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis Gonzalez Melo (a former director of the Company) and an executive officer of Ferrometal. The purchase price of $2.9 million was determined based upon arms-length negotiations. The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum. In 1995, Simec entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995 and the entire principal amount was to be paid no later than December 31, 1996. The executive officer of Ferrometal timely paid his obligations. Mr. Gonzalez owed approximately Ps. 10 million in historic pesos at December 31, 2002. Simec obtained favorable judgments against him in February 2002, June 2002 and February 2003. This proceeding is not completed, however, and Simec is not yet entitled to execute on its judgment. The Company has established a reserve equal to 100% of the amount owed by Mr. Gonzalez.

      In 2001, in connection with the acquisition by Industrias CH of Sidek's controlling interest in Simec, Simec decreased the amount it owed to Sidek by paying Sidek Ps. 6.8 million in cash, crediting against the amount owed to Sidek amounts owed to Simec by former subsidiaries Industria Naval de Mazatlan, S.A. de C.V. and Industria Naval del Pacifico, S.A. de C.V. and crediting certain other amounts. In 2002 Simec settled its crediting certain other amounts owed to it by Sidek for Ps. 4.2 million and paying Ps. 2.8 million in cash. At December 31, 2002 there were no amounts owed to Sidek.

      Simec has borrowed various amounts from Industrias CH, primarily to finance debt redemptions and bank loan amortization and interest payments. See
Item 5.

      In 1993, the Company's Board of Directors adopted a resolution requiring that any extension or provision of credit or financing or the like to or for the benefit of any affiliate of the Company be on an arms-length basis on commercially reasonable terms and be approved by two of the Company's independent Directors and may not be amended, modified or rescinded without the approval of two independent Directors. This resolution may be enforced by any holder of the Company's Common Stock.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

      See Item 18 - "Financial Statements" and "Index to Financial Statements."

Dividends

      Since the consummation of the initial public offering of Series B Common Stock in 1993, the Company has not declared any dividends. CSG's ability to pay dividends has been severely limited by the debt instruments executed as a part of the Restructuring. See Item 5.

Significant Changes

      See Item 5 - "Operating and Financial Review and Prospects."

Legal Proceedings

      There are currently no material legal or administrative proceedings pending in Mexico against Simec or any of its subsidiaries which are expected to have a material adverse effect on Simec's financial condition or results of operations, or are expected to result in material capital expenditures or materially adversely affect Simec's competitive position.

      Certain subsidiaries of Simec that conduct operations in the United States are subject to U.S. federal, state and local regulation, particularly environmental regulations. In 1989 Pacific Steel, Inc. ("Pacific Steel"), a subsidiary based in San Diego, California, was required by the California Regional Water Control Board, San Diego Region (the "Regional Board") to sample the soil beneath the former storage site of the automobile shredder waste generated by Pacific Steel's prior scrap processing operations and submit the results to the Regional Board, which it did. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel's clean up alternatives. Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes its liability will be between $0.8 million with respect to the remediation of this site based upon present volume assumptions, exclusive of any contribution from third parties or insurance coverage with respect to all or a portion of its remedial costs to which it may be entitled. Simec maintains a reserve of approximately $0.8 million with respect to this matter. There can be no assurance that the Regional Board or any other interested third party will not object to the recommended remediation alternative. Pacific Steel has discontinued processing scrap in San Diego, but continues to collect raw scrap in San Diego for transportation to Mexicali for processing. See Notes 1(l) and 12(c) to the Consolidated Financial Statements.

      In September 2002, the California Department of Toxic Substances Control (the "California TSC") issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance (the "Enforcement Order") alleging that certain soil management and metal recovery operations at one of Pacific Steel's sites may cause imminent and substantial endangerment to human health and the environment. The California TSC has verbally indicated that it intends to seek a penalty of approximately $270,000 although no penalty has formally been sought as of the date of this Annual Report. Pacific Steel has filed a notice of defense preserving its right to an administrative hearing and has provided to the California TSC a plan to address the alleged non-compliance issues. Additionally, the Community Development Commission of National City, California (the "CDC") has announced that it intends to purchase, at market value less the cost of remediation and costs incurred, 3.86 acres of the site for redevelopment. Consequently, Pacific Steel recorded its land at realizable value based on an independent appraisal, resulting in a Ps. 19.8 million decrease in the value of the land and a charge to income in the same amount. Additionally, at December 31, 2002 Pacific Steel recognized a $0.8 million (Ps.
8.4 million) provision for cleaning expenses.

      In 1998, Profepa directed CSC to dispose of excess dust at the Mexicali mini-mill resulting from the scrap melting process. Profepa has accepted a proposal from CSC pursuant to which the excess dust would be removed by September 2000. In May 2000, Profepa fined CSC for not disposing of the excess dust, notwithstanding that CSC had until September 2000 to complete the disposal. CSC challenged this fine and a judge declared its invalidation. CSC is currently awaiting a new resolution by Profepa modifying the fine. Profepa inspected several times the Guadalajara mini-mill and directed CSG to undertake various minimum actions. CSG has already complied with Profepa's directive. There are currently no other material legal or administrative proceedings pending against Simec or any of its subsidiaries with respect to any environmental matter in Mexico, and management does not believe that continued compliance with the Ecological Law or existing Mexican state or municipal environmental laws will have a material adverse effect on Simec's financial condition or results of operations, result in material capital expenditures or have a material adverse effect on Simec's competitive position. Simec is a party to certain legal proceedings involving local taxing authorities. See Notes 12(e), 12(f) and 13(f) to the Consolidated Financial Statements.

      In the normal course of business operations, Simec and its subsidiaries have been named as defendants in a variety of legal actions. Simec believes that such actions or proceedings are covered by insurance or are not material to the financial condition, business and affairs of Simec and its subsidiaries, taken as a whole.

Item 9. Offer and Listing Details

Share Price Information

      The following table sets forth for the periods indicated the high and low sales prices expressed in historical pesos of the Series B Common Stock on the Mexican Stock Exchange, and the high and low sales price expressed in dollars of the ADSs on the American Stock Exchange.

                                                  Mexican           American
                                                   Stock              Stock
                                                 Exchange           Exchange
                                                 --------           --------
                                              High      Low       High     Low
                                              ----      ---       ----     ---
1998                                          2.15      0.60      5.00     1.25
1999                                          2.44      0.50      5.00     0.75
2000                                          2.50      1.15      5.00     1.88
2001                                          1.25      0.52      2.50     0.81
2002                                          0.89      0.50      1.75     0.80

2001
      First Quarter                           1.25      0.81      2.50     1.62
      Second Quarter                          0.90      0.65      1.80     1.20
      Third Quarter                           0.76      0.68      1.50     1.10
      Fourth Quarter                          0.70      0.52      1.75     0.81

2002
      First Quarter                           0.65      0.50      1.30     1.00
      Second Quarter                          0.89      0.51      1.75     1.25
      Third Quarter                           0.70      0.55      1.55     0.85
      Fourth Quarter                          0.59      0.51      1.05     0.80

2003
      First Quarter                          11.00     10.20      1.60     0.85
      Second Quarter (through June 24)       12.50     12.40      1.40     1.25

2002
      December                                0.51      0.51      1.05     0.90

2003
      January                                 0.53      0.51      0.90     0.90
      February                               10.60     10.60      1.60     0.85
      March                                  11.00     10.20      1.60     1.30
      April                                  12.50     12.40      1.40     1.30
      May                                    12.50     12.50      1.26     1.25

On February 20, 2003 the Company effected a 1 for 20 reverse stock split.

Markets

      The Series B Common Stock is listed on the Mexican Stock Exchange and ADSs, each representing 1 share of Series B Common Stock, are listed on the American Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by the Bank of New York, as Depositary under a Deposit Agreement, dated as of July 8, 1993, among Simec, the Depositary and the holders from time to time of ADRs.

Item 10. Additional Information

Memorandum and Articles of Association

      Set forth below is a brief summary of certain significant provisions of Simec's by-laws and Mexican law. This description does not purport to be complete and is qualified by reference to Simec's by-laws, which have been filed as an exhibit to this annual report. For a description of the provisions of Simec's by-laws relating to the Board of Directors, audit committee and statutory auditors, see Item 6. "Directors, Senior Management and Employees".

      Organization, Register and Purpose

      Simec is a sociedad anonima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles), and is registered with the Public Registry of Commerce of Guadalajara, Jalisco.

      Simec's main purpose, as described in section 1 of its by-laws (estatutos), is to promote, organize and manage any type of commercial or non-profit corporations. Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico 44440.

      Share Capital

      Simec's capital stock is divided into series B and series L common stock. Prior to June 2002, the Company's capital stock also included series A shares. On June 5, 2002, all shares of series A common stock were converted to shares of series B common stock on a one-for-one basis.

      Series L common stock may never represent more than 25% of Simec's outstanding capital stock. At December 31, 2002, series B common stock represented 100% of Simec's capital stock, and no series L common stock has been issued. At December 31, 2002, the Company's total share capital was Ps. 2,630,014, represented by a fixed portion of Ps. 945,326 thousand, and a variable portion of Ps. 1,684,688 thousand. On February 20, 2003, the Company effected a 1 for 20 reverse stock split.

      The variable portion of the capital stock may never exceed ten times the amount represented by the fixed portion. The fixed portion of Simec's capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders' meeting. The variable portion of the Company's capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders' meeting. Any increases or decreases in the Company's capital stock must be recorded in the Company's registry of capital variations.

      Voting Rights

      Each series B common share entitles its holder to one vote at any meeting of Simec's shareholders. Each series L common share entitles its holder to one vote at any meeting at which holders of series L common shares are entitled to vote. Holders of series L common shares are entitled to vote only to elect one member of Simec's board of directors and the corresponding alternate director and on the following matters:

      o     transformation of Simec from one type of company to another;

      o     extension of Simec's corporate existence;

      o any merger or corporate split in which Simec is not the surviving entity;

      o     dissolution or liquidation of Simec;

      o cancellation of the registration of Simec's shares with the National Registry of Securities and Intermediaries; and

      o any action that would prejudice the rights of holders of series L common shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of both a majority of all outstanding series L shares and a majority of the series B common shares voting together.

      Shareholders may vote by proxy duly appointed in writing. Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination of whether an action requires a class vote on these grounds would initially be made by Simec's board of directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

      The holders of common stock of any series have equal pecuniary rights and obligations, including appraisal rights. See "--Other Provisions."

      Shareholders' Meetings

      General   shareholders'   meetings  can  be  ordinary  or   extraordinary.
Shareholders' meetings may be called by:

Simec's Board of Directors or the statutory auditors;

shareholders representing at least 10% of the then outstanding shares of Simec's capital stock by requesting the Company's Board of Directors or the statutory auditors to call a meeting;

any shareholder if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporation law have not been dealt with; or

a Mexican court in the event that Simec's board of directors or the statutory auditors do not comply with the valid request of the shareholders indicated above.

      Notice of shareholders' meetings must be published in the official gazette for the state of Jalisco, Mexico or any major newspaper located in the City of Guadalajara, Jalisco, Mexico. The notice must be published at least 15 days prior to the date of any shareholders' meeting, unless the meeting is qualified as urgent by Simec's Board of Directors, in which case the notice may be published at least five days in advance. Meetings called to approve the

Company's annual report or financial statements may not be qualified as urgent. Publication of a notice is not required if shareholders representing 100% of Simec's capital stock attend a meeting.

      An annual general ordinary shareholders' meeting must be held during the first four months after the end of each of Simec's fiscal years to consider:

      o the annual report of Simec's Board of Directors, including the Company's financial statements for the preceding fiscal year;

      o     the annual report of the audit committee.

      o     the annual report of the statutory examiners.

      o the election of Simec's Directors, members of the audit committee and statutory examiners and set their compensation; and

      o determine the allocation of Simec's profits, if any, of the preceding year, including the payment of dividends.

      In addition, general ordinary shareholders' meetings must approve the following matters:

      o the sale of shares of one of Simec's subsidiaries, if the sale value exceeds, in the aggregate, 20% of the Company's stockholders' equity as set forth in its most recent balance sheet;

      o the purchase of shares of a company, if the purchase value exceeds, in the aggregate, 20% of Simec's stockholders equity as set forth in its most recent balance sheet; and

      o the exercise of withdrawal rights regarding stock of a subsidiary, if the exercise value, in the aggregate, exceeds 20% of Simec's stockholders' equity as set forth in its most recent balance sheet.

      At the annual general shareholders' meeting, any shareholder or group of shareholders representing 10% or more of Simec's outstanding voting stock has the right to appoint one regular and one alternate director in addition to the directors elected by the majority. The alternate director appointed by the minority holders may only substitute for the director appointed by that minority.

      Extraordinary shareholders' meetings may be called at any time to deal with any of the matters specified by Article 182 of the Mexican corporation law, which include, among other things:

      o     extending Simec's corporate existence;

      o     Simec's early dissolution;

      o     increasing or reducing Simec's fixed capital stock;

      o     changing Simec's corporate purpose;

      o     changing Simec's country of incorporation;

      o     changing Simec's capital structure;

      o     a proposed merger;

      o     issuing preferred shares;

      o any redemption by the Company of its own shares and the issuance of preferred shares;

      o any other amendment to Simec's articles of association (including amendments to the rights of Simec's shareholders); and

      o any other matter for which a special quorum is required by law or by Simec's articles of association.

      The   foregoing   matters   may  only  be  dealt  with  at   extraordinary
shareholders' meetings.

      In order to vote at a meeting of shareholders, shareholders must deposit prior to that meeting the certificates representing their shares with the secretary of Simec's Board of Directors, a Mexican credit institution or S.D. Indeval, S.A. de C.V. ("Indeval").

      The quorum for an ordinary general meeting of shareholders is 50%, and action may be taken by a majority of the series B shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of series B shares present, regardless of the number of such shares. Special meetings of holders of series L shares are governed by the same rules applicable to extraordinary general meetings of holders of series B shares. The quorum for an extraordinary general meeting at which holders of series L shares may not vote is 75% of the series B shares, and the quorum for an extraordinary general meeting at which holders of L shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may generally be taken by a majority vote of the series B shares outstanding and, on matters which holders of series L shares are entitled to vote, a majority vote of all the capital stock. Certain actions at an extraordinary general meeting require the vote of at least 75% of the series B shares and, on matters which holders of series L shares are entitled to vote, a majority of the series L shares. These matters include amendments to certain by-law provisions relating to:

      o quorum and voting requirements for extraordinary general meetings of shareholders;

      o     calling requirements for general meetings of shareholders;

      o     the composition of the Simec's Board of Directors;

      o     the transformation of Simec from one type of company to another;

      o any merger or corporate split in which Simec is not the surviving entity;

      o the capital structure of the Company, excluding capital increases and decreases in the variable portion of the Company's capital stock; o the rights of series L shares; and

      o the cancellation of the registration of Simec's shares with the Registro Nacional de Valores e Intermediarios;

      Under Mexican law, holders of at least 33% of Simec's outstanding capital stock entitled to vote on a particular matter may seek to have any shareholder action with respect to that matter suspended, by filing a complaint with a court of law within 15 days after the close of the meeting at which that action was taken and showing that the challenged action violates Mexican law or Simec's articles of association. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

      Under Mexican law, an action for civil liabilities against directors may be initiated by a resolution of the general ordinary shareholders' meeting. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, series B shareholders representing not less than 15% of the outstanding shares may directly exercise that action against the directors; provided that:

those shareholders shall not have voted against exercising such action at the relevant shareholders' meeting; and

the claim covers all of the damage alleged to have been caused to Simec and not merely the damage suffered by the plaintiffs.

      Any recovery of damage with respect to these actions will be for the benefit of Simec and not that of the shareholders bringing the action.

      Preemptive Rights

      In the event of an increase in the capital stock of the Company, its shareholders will have preemptive rights to subscribe a sufficient number of new shares to maintain the shareholder's existing proportionate holdings, except in the case of shares issued (i) in connection with mergers, (ii) for the conversion of convertible debentures or (iii) for the resale of shares maintained in the Company's treasury as a result of repurchase of shares conducted on the Mexican Stock Exchange. In accordance with the Mexican Securities Market Law, shareholders who do not attend the general extraordinary shareholders meeting at which a resolution is passed waiving preemptive rights in connection with the issuance of new shares for placement in a public offering are bound by such waiver.

      Under Mexican Law, preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Periodico Oficial del Estado de Jalisco (the "Official Gazette"). Preemptive rights cannot be waived in advance and cannot be traded separately from the corresponding shares that give rise to such right. Holders of ADSs may exercise preemptive rights in limited circumstances. See Item 12 "Description of Securities Other than Equity Securities--Description of American Depositary Receipts--Dividends, Other Distributions and Rights." If a holder of series B common stock or ADSs were unable or unwilling to exercise its preemptive rights in connection with such a capital increase, such holder's proportionate share of dividends and other distributions and voting rights would decline. In addition, depending on the series of common stock increased and the pattern in which preemptive rights were exercised, such a capital increase might increase or reduce the portion of the Company's capital stock represented by series B common stock and ADSs or increase or reduce the proportionate voting rights of such holder.

      Redemption

      Any holder of shares is entitled to have those shares redeemed at that holder's option, but solely to the extent that redemption does not reduce Simec's aggregate capital below the amount of the minimum fixed capital, for a price equal to the lower of:

95% of the average market value of those shares on the Mexican Stock Exchange obtained for a period of 30 trading days preceding the date on which the exercise of the redemption option is effective; and the book value of those shares at the end of the fiscal year that includes the date that shareholder exercises its option to have its shares redeemed as set forth in Simec's annual financial statements approved at the ordinary meeting of the shareholders.

      If a shareholder exercises its redemption option during the first three quarters of a fiscal year, that exercise is effective at the end of that fiscal year, but if a shareholder exercises its redemption option during the fourth quarter, that exercise is effective at the end of the next succeeding fiscal year. The redemption price is payable as of the day following the annual ordinary meeting of shareholders at which the relevant annual financial statements were approved. In the event Simec receives redemption notices simultaneously which, in the aggregate, would reduce Simec's capital to below the amount of the minimum fixed capital, then those redemptions will be effected on a pro rata basis.

      Purchase of Common Stock by the Company

      According to the bylaws, Simec may repurchase its shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, Simec's capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing the Company's outstanding capital stock by the number of shares outstanding immediately prior to such repurchase). If the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales of such shares on the Mexican Stock Exchange or cancellation. Simec's capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which Simec owns such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

      Unless the repurchase is conducted through a tender offer, Directors, executive officers, Statutory Examiners and the Secretary of the Board of Directors, and holders of 10% or more of the outstanding Common Stock may not sell Common Stock to, or purchase repurchased Common Stock from the Company. Regulations under the Mexican Securities Market Law require that, if the Company decides to repurchase Common Stock representing 3% or more of its share capital, such repurchase must be conducted by means of a public tender offer.

      Companies or other entities controlled by Simec may not purchase shares of Simec's capital stock or of the capital stock of companies or entities which are Simec's shareholders.

      Registration and Transfer

      Simec's common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Simec's shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. The Company maintains a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as Simec shareholders. ADR holders, as such, will not be holders of record of the series B common stock. For a discussion of the availability of registered shares to ADR holders, see
Item 12 "Description of Securities Other than Equity Securities--Description of American Depositary Receipts--Deposits and Withdrawals of Shares of Series B Common Stock."

      Dividends

      At the annual general ordinary shareholders' meeting, the board of directors submits Simec's financial statements for the previous fiscal year, together with a report on them by the Company's board of directors, to the holders of series B common stock for approval. Under Simec's by-laws and Mexican law, Simec's annual net income, based upon the Company's audited financial statements prepared in accordance with Mexican GAAP, is applied by Simec's shareholders as follows: (i) five percent of the Company's net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of Simec's then current capital stock (which level, as of December 31, 2002, was approximately Ps. 2,630 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of Simec's shareholders and may be distributed as dividends. All shares of common stock that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Cash dividends on common stock held through Indeval will be distributed by the Company through Indeval. Any cash dividends on common stock evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

      To the extent that the Company declares and pays dividends on its common stock, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B common stock underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the Depositary in pesos, and, except as otherwise described under Item 12 "Description of Securities Other than Equity Securities--Description of American Depositary Shares--Dividends, Other Distribution and Rights," will be converted by the Depositary into dollars and paid to the owners net of currency expenses and applicable fees.

      A shareholder's entitlement to uncollected dividends lapses within five years following the stated payment date, in favor of the Company.

      Liquidation

      In the event the Company is liquidated, the surplus assets remaining after payment of all Simec's creditors will be divided among the Company's shareholders in proportion to the respective shares held by them. Shares that are only partially paid will participate in the distribution in the proportion that they were paid. The general extraordinary shareholders' meeting at which the liquidation resolution is made, will appoint one or more liquidators to wind up the Company's affairs.

      Foreign Investment

      Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors is regulated by the 1993 Foreign Investment Law and the 1998 Regulations thereunder. The Ministry of the Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

      Pursuant to the Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry. In accordance with Simec's by-laws, shares of all series of the Company's common stock can be acquired and held by Mexican and non-Mexican nationals. Simec has registered any foreign owner of its shares, and the depositary with respect to the ADSs representing Simec's shares, with the Registro Nacional de Inversion Extranjera (the National Registry of Foreign Investment).

      Directors' and Shareholders' Conflict of Interest

      Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting on that transaction at the relevant shareholders' meeting. A shareholder who votes on a transaction in which its interest conflicts with the Company's interests may be liable for damages in the event the relevant transaction would not have been approved without that shareholder's vote.

      Under Mexican law, any director who has a conflict of interest with Simec in any transaction must disclose that fact to the other directors and abstain from voting. Any director who violates those provisions will be liable for damages. Additionally, Simec's directors and statutory auditors may not represent shareholders in the shareholders' meetings.

      Other Provisions

      Appraisal Rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the Mexican corporation law provides that any shareholder entitled to vote on that change that has voted against it may withdraw from the Company and receive the book value (as set forth in the latest balance sheet approved at a general ordinary shareholders' meeting) attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved.

      Forfeiture of Shares. As required by Mexican law, Simec's bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Simec. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons or entities.

      Duration. Simec's existence under the bylaws is 99 years from the date of registration with the Public Registry of Commerce, extending through 2089.

      Tender Offer in the Event of Delisting. Simec's by-laws provide that in the event the Company decides to cancel the registration of the series B common stock with the Registro Nacional de Valores e Intermediarios ("RNVI") or if the CNBV requires such cancellation, the controlling shareholders must make a tender offer to purchase the series B common at the higher of (i) the average of the price at which transactions have been conducted in the series B common stock on the Mexican Stock Exchange during the 30 days prior to the date on which the tender offer is made or (ii) the book value of the series B common stock determined pursuant to the latest quarterly financial information of the Company filed with the CNBV and the Mexican Stock Exchange. However, a different basis may be used to determine the purchase price, if approved by shareholders representing at least 95% of the Company's capital stock, with the prior consent of the CNBV.

      The controlling shareholders will not be obligated to make the tender offer in the event that all the shareholders consent to the cancellation of the registration of the series B common stock.

Exchange Controls

      Ownership by non-Mexicans of shares of Mexican companies is regulated by the Ley de Inversion Extranjera (the "Foreign Investment Law") and the regulations set forth in the Reglamento de la Ley para Promover la Inversion
Mexicana y Regular la Inversion Extranjera (the "Foreign Investment Regulations"). The Secretaria de Economia (the "Ministry of the Economy") and the Comision Nacional de Inversion Extranjera (the "National Foreign Investment Commission") are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In accordance with recent changes to the Foreign Investment Regulations, up to 100% of the capital stock of Mexican companies in the steel industry may be acquired and held by non-Mexicans.

      As required by Mexican law, the corporate charter of the Company provides that "current or future foreign shareholders formally bind themselves with the Ministry of Foreign Relations to consider themselves as Mexican with respect to the shares of the Company which they acquire or hold, as well as to the property, rights, concessions, participations or interests which the Company may hold, or to the rights and obligations which derive from the contracts to which the Company is a party with Mexican authorities and not to invoke therefore the protection of their governments under penalty of forfeiting the corporate participation that they have acquired to the benefit of the Nation if they invoke such protection."

      The Series B Common Stock and the ADRs do not have any limitation on the right of non-Mexicans to own or vote such securities.

Taxation

      Mexican Tax Considerations

      Effective January 1, 2002, dividends, either in cash or in any other form, paid with respect to the Series B Common Stock represented by ADSs to holders will not be subject to Mexican withholding tax. Simec is required to pay a 35% (34%, effective January 1, 2003) tax on 1.4706 times the amount of any dividend if the dividend is not paid from earnings that have been already subject to income tax.

      The sale or other disposition of ADSs by holders who are not residents of Mexico (as defined below) will not be subject to Mexican tax. Deposits of Series B Common Stock in exchange for ADSs will not give rise to Mexican tax or transfer duties.

      The sale or other disposition of shares of Series B Common Stock by nonresidents of Mexico will not be subject to any Mexican tax if the sale is carried out by an individual through the Mexican Stock Exchange. Sales or other dispositions of shares of Series B Common Stock made in other circumstances would be subject to Mexican income tax. Under the Tax Treaty (as defined below), gains attributable to permanent establishment that a United States enterprise (as defined in the Tax Treaty) has or had in Mexico, or which are attributable to a fixed base which is or was available to a United States resident (as defined in the Tax Treaty) in Mexico for the purpose of performing independent personal services are taxable in Mexico. Also under the Tax Treaty gains derived by a United States resident (as defined in the Tax Treaty) may be taxed in Mexico if such resident during the 12-month period preceding the sale or disposition giving rise to the gain had a participation, directly or indirectly, of at least 25% of the Company's capital. The Tax Treaty further provides that such gains shall be deemed to be Mexican sourced to the extent necessary to avoid double taxation.

      For purposes of Mexican taxation, a natural person is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes and a legal entity is a resident of Mexico if its principal administrative office is located in Mexico. A Mexican citizen or a legal entity with its corporate domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico, unless the citizen or entity can demonstrate otherwise. If a legal entity has a permanent establishment or fixed base in Mexico, its permanent establishment or fixed base is required to pay taxes in Mexico with respect to income attributable to such permanent establishment or fixed base in accordance with relevant tax provisions.

      Tax Treaties and Information Exchange

      The United States and Mexico are parties to an income tax treaty to avoid double taxation and a protocol thereto (the "Tax Treaty") which became effective on January 1, 1994. In general, the Tax Treaty does not adversely affect the tax treatment of U.S. holders of ADSs or Series B Common Stock. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also executed treaties to avoid double taxation with other countries, some of which are in force. The foregoing summary does not take into account the effects of any such treaties.

      Other Mexican Taxes

      Other than income tax, there are no other inheritance taxes applicable to the ownership, transfer or disposition of ADSs or shares of Series B Common Stock. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs or the shares of Series B Common Stock.

      Reimbursement of capital pursuant to a redemption of shares will not be subject to tax if the corresponding amount is not more than the adjusted contributed capital corresponding to the redeemed shares. Any excess of that amount will be considered as a dividend for tax purposes and will be taxed as described above.

Documents on Display

      Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

      Simec is subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuers, and accordingly Simec files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Simec can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the U. S. Securities and Exchange Commission's Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, Simec is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require Simec to solicit proxies from its shareholders under some circumstances.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of its holdings of financial instrument positions. The Company's financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. The Company does not maintain a trading portfolio. The Company's borrowings are entirely denominated in dollars. The Company does not utilize derivative financial instruments to manage its market risks. Historically, based on the last ten years of data, inflation in Mexico has been 37% higher than the Mexican peso's devaluation relative to the dollar.

Market Risk Measurement

      The Company measures its market risk related to its financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. The Company used market rates as of December 31, 2002 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon the Company's analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, the Company has determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on the Company's earnings. Because there is no active trading market for the Company's debt instruments, the Company is not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe the Company's exposure to interest rates and currency rates including the impact of changes in these rates on the Company's earnings.

Interest Rate Exposure

      The Company's primary interest rate exposure relates to its long-term debt. On the asset side, the Company is exposed to changes in short-term interest rates as it invests in short-term dollar-denominated interest bearing investments. On the liability side, the Company utilizes a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, the Company estimates that its earnings before taxes over a one-year time horizon would decrease by Ps. 3 million ($0.3 million).

Currency Rate Exposure

      The Company's primary foreign currency exchange rate exposure relates to its debt securities as well as its dollar-denominated trade receivables and trade payables. The Company's principal currency exposure is to changes in the peso/dollar exchange rate. The Company estimates that a 10% decline in the peso/dollar exchange rate would result in a decrease in the Company's earnings before taxes of Ps. 34 million ($3.3 million).

         The sensitivity analysis is an estimate and should not be viewed as predictive of the Company's future financial performance. Additionally, the Company cannot assure that the Company's actual losses in any particular year will not exceed the amounts indicated above. However, the Company does believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2002 and assuming that the hypothetical market rate changes selected by the Company in its market risk analysis occur during 2003. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12. Description of Securities Other than Equity Securities

      Although a response to this item is not required in an Annual Report on Form 20-F, solely for convenience of the reader a summary of the rights and restrictions of the American Depositary Shares representing Simec's Series B Common Stock is provided below.

Description of American Depositary Receipts

      American Depositary Receipts

      ADRs evidencing a specified number of ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents one share of Series B Common Stock (or evidence of rights to receive Series B Common Stock) deposited with the Custodian. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the company and the Depositary as owners and holders of ADRs. On February 20, 2003, Simec effected a 1 for 20 reverse stock split. Before that reverse stock split was completed, each ADS represented 20 shares of Series B Common Stock.

      Deposit and Withdrawal of Shares of Series B Common Stock

      The shares of Series B Common Stock that are represented by the ADSs are deposited with the Custodian or with Indeval and registered in the name of the Custodian, who is the holder of record of all such shares of Series B Common
Stock. Subject to the terms and conditions of the Deposit Agreement, upon transfer of such shares of Series B Common Stock to the Custodian or the account of the Custodian at Indeval, the Depositary will execute and deliver the ADRs. Ownership of the beneficial interest in the shares of Series B Common Stock so transferred will be shown on, and all transfers of the ownership of such beneficial interests will be effected through, records maintained by, Indeval or Indeval Participants, as applicable.

      Subject to the terms and conditions of the Deposit Agreement, the Depositary has agreed that, upon deposit (i) by delivery of certificates evidencing shares of Series B Common Stock to the Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in form satisfactory to the Custodian; (ii) through electronic transfer of shares of Series B Common Stock to the account maintained by the Custodian at Indeval for such purpose; or (iii) by delivery to the Custodian of evidence satisfactory to the Custodian that irrevocable instructions have been given to cause such Series B Common Stock to be transferred to such account, in each case accompanied by an appropriate instrument or instruments of transfer or endorsement in form satisfactory to the Custodian and any certifications as may be required by the Depositary or the Custodian, the Depositary will execute and deliver at its Corporate Trust Office, upon payment of the fees, charges and taxes provided in the Deposit Agreement, to or upon the written order of the person or persons entitled thereto, an ADR registered in the name of such person or persons for the number of ADSs issuable in respect of such deposit.

      Every person depositing Series B Common Stock under the Deposit Agreement shall be deemed to represent and warrant that such Series B Common Stock and each certificate therefor are validly issued and outstanding, fully paid, non-assessable and free of preemptive rights, such person is duly authorized to make such deposit, and the deposit of such Series B Common Stock or sale of the ADRs evidencing ADSs by that person is not restricted under the Securities Act.

      Upon surrender of the ADR at the Corporate Trust Office of the Depositary, and upon payment of the fees provided in the Deposit Agreement and subject to the terms and conditions of the Deposit Agreement, the corporate charter of the Company and the Series B Common Stock, ADR Holders are entitled to physical delivery or electronic delivery through Indeval or Indeval Participants (if electronic delivery is available) of certificates representing the Series B Common Stock and any other securities, property or cash that the surrendered ADRs evidence the right to receive. Delivery to the Corporate Trust Office of the Depositary shall be made at the risk and expense of the ADR Holder surrendering ADRs. At the request, risk and expense of ADR Holders surrendering ADRs, the Depositary shall direct the Custodian to forward any cash, rights or other property comprising, and to forward a Certificate or Certificates and other proper documents of title for Series B Common Stock to such ADR Holder at the Corporate Trust Office of the Depositary.

      The Depositary has agreed not to lend ADRs or deposited Series B Common Stock. However, the Depositary may issue ADRs prior to the receipt of Series B Common Stock and deliver Series B Common Stock prior to the receipt and cancellation of ADRs if each such transaction is (i) accompanied by a written representation from the person to whom such ADRs or Series B Common Stock are to be delivered that such person or its customer beneficially owns the ADRs or Series B Common Stock to be remitted, (ii) at all times fully collateralized with cash or other collateral deemed appropriate by the Depositary, (iii) terminable by the Depositary on not more than five business days' notice, and (iv) subject to such further indemnities and credit regulations as are deemed appropriate by the Depositary. The Depositary will impose such limitations as it deems appropriate on the number of ADRs and shares of Series B Common Stock involved in such transactions, with any one person and with all persons in the aggregate (normally not to exceed 30% of the ADRs then outstanding, without giving effect to ADRs issue but for which shares of Series B Common Stock have not been received). The Depositary may retain for its own account any compensation received by it in connection with the foregoing transactions.

      Dividends, Other Distributions and Rights

      The Depositary is required to convert or cause to be converted into dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in pesos (or any other currency other than dollars) that it receives in respect of the deposited Series B Common Stock, and to distribute the amount received net of any reasonable and customary expenses incurred by the Depositary in connection with conversion and a fee of not in excess of $.02 per ADS (or portion thereof) for such cash distribution, subject to the terms of the Deposit Agreement, to the ADR Holders in proportion to the number of ADSs that are evidenced by such ADRs. The amount distributed will be reduced by any amounts to be withheld by the Company or the Depositary for applicable taxes, and net of expenses of conversion into dollars. If the Depositary determines that in its reasonable judgment any foreign currency received by it cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government authority or agency thereof is denied or not obtained within a reasonable period of time as determined by the Depositary or is not obtainable in the reasonable opinion of the Depositary, the Depositary may distribute such foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by it or, in its reasonable discretion, hold such foreign currency for the respective accounts of the ADR Holders entitled to receive the same. If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the ADR Holders entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the ADR Holders entitled thereto and may distribute the balance of such foreign currency received by the Depositary to, or hold such balance for the respective accounts of, the ADR Holders entitled thereto.

      If the Company declares a dividend or free distribution, of additional shares of Series B Common Stock, the Depositary may, with the Company's approval, and shall, if the Company so requests, deposit, or cause such stock to be deposited with the Custodian or with Indeval for the account of the Custodian, and distribute to the ADR Holders entitled thereto, in proportion to the number of ADSs that are evidenced by such ADRs held by such Holders, additional ADRs evidencing an aggregate number of ADSs that represent the number of shares of Series B Common Stock received as such dividend or free distribution, after deduction or upon payment of the applicable fees and expenses of the Depositary and subject to the terms of the Deposit Agreement. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary will sell the amount of Series B Common Stock represented by the aggregate of such fractions and will distribute the net proceeds to ADR Holders in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS shall thereafter also represent the additional shares of Series B Common Stock distributed together with the shares of Series B Common Stock represented by such ADS prior to such distribution. If for any reason the Depositary deems a distribution of additional ADRs not to be feasible, the Depositary may adopt such method as it may deem equitable or practical for the purpose of effecting such distributions, including the sale (public or private) of the additional shares of Series B Common Stock received. The Depositary may, and will if the Company so requests, withhold any distribution of ADRs subject to its satisfaction that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act.

      In the event that the Custodian or the Depositary receives any distribution upon any deposited Series B Common Stock in property (other than cash, Series B Common Stock or rights), the Depositary is obliged under the Deposit Agreement to distribute such property to the ADR Holders entitled thereto, after deduction or upon payment of the fees and expenses of the Depositary, in proportion to their holdings, in any manner that the Depositary reasonably deems equitable and practicable. If in the opinion of the Depositary, however, the distribution of such property cannot be made proportionately among such ADR Holders, or if for any other reason (including any requirement that the Company, the Depositary or the Custodian withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to the ADR Holders or beneficial owners) the Depositary reasonably deems such distribution not feasible, the

Depositary may adopt such method as it may reasonably deem equitable and practicable in order to effect such distribution, including the sale (public or private) of all or any part of such property and the distribution to ADR Holders of the net proceeds of any such sale.

      If the Company offers or causes to be offered to the holders of Series B Common Stock any rights to subscribe for additional shares of Series B Common Stock or any rights of any other nature, the Depositary shall have discretion as to the procedure to be followed in making such rights available to ADR Holders or in disposing of such rights for the benefit of such ADR Holders and making the net proceeds available to such ADR Holders or, if the Depositary may neither make such rights available nor dispose of such rights and make the net proceeds available, allow the rights to lapse; provided, however, if at the time of the offering any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all ADR Holders or to certain ADR Holders but not to other ADR Holders, the Depositary may distribute to any ADR Holder to whom it determines the distribution to be lawful and feasible in proportion to the number of ADSs held by such ADR Holder, warrants or other instruments therefor in such forms it deems appropriate. If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain ADR Holders or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, the Depositary may, subject to any applicable laws, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the ADR Holder to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the Depositary and all taxes and governmental charges and subject to the terms of the Deposit Agreement) for the account of such ADR Holders upon an averaged or other practical basis (without regard to any distinctions among such ADR Holders because of exchange restrictions or the date of delivery of any ADR or otherwise). The Depositary will not be responsible for any failure to determine that it may be lawful and feasible to make such rights available to ADR Holders in general or any ADR Holder in particular.

      If an ADR Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such ADR Holder, the Depositary will make such rights available to such ADR Holder upon written notice from the Company to the Depositary that (i) the Company has elected in its sole discretion to permit such rights to be exercised and (ii) such ADR Holder has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such ADR Holder to exercise such rights, upon payment by such ADR Holder to the Depositary for the account of such ADR Holder of an amount equal to the purchase price of the shares of Series B Common Stock or other property to be received upon the exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary shall, on behalf of such ADR Holder, exercise the rights and purchase the shares of Series B Common Stock or other property and the Company shall cause the shares of Series B Common Stock or other property so purchased to be delivered to the Depositary on behalf of such ADR Holder. As agent for such ADR Holder, the Depositary will cause the shares of Series B Common Stock so purchased to be deposited under the Deposit Agreement, and shall issue and deliver to such ADR Holder the appropriate ADRs, with any applicable legends and restrictions on transfer.

      If registration under the Securities Act or other applicable law of the securities to which any rights to subscribe for additional shares of Series B Common Stock or any rights of any other nature relate is required in order for the Company to offer such rights to an ADR Holder and/or sell the securities issuable upon the exercise of such rights to an ADR Holder, the Depositary will not offer such rights or other rights to the ADR Holder unless and until such a registration statement is in effect. The Company may, in its sole discretion, decide not to register under the Securities Act or other applicable law securities to which any subscription or other rights relate where registration under the Securities Act or other applicable law may be required in connection with the offer or sale of such securities. In such case, ADR Holders in the United States and certain other jurisdictions would not be permitted to purchase such securities or otherwise exercise such rights. Under Mexican law, preemptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share certificate. Because the Depositary would, therefore, be prohibited from disposing of such rights the ADR Holders would not receive the value of such rights. Additionally, such ADR Holders' share of dividends and other distributions and voting rights expressed as a percentage of all the Company's capital stock may be reduced under such circumstances. See "Description of Capital Stock -- Changes in Capital Stock, Preemptive Rights and Redemption."

      If the Depositary determines that any distribution of property in respect of the Series B Common Stock (including shares of Series B Common Stock or rights to subscribe therefor) is subject to any tax or other governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property, including shares of Series B Common Stock and rights to subscribe therefor, in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges. The Depositary will distribute the net proceeds of any such sale after deduction of any taxes or charges to the ADR Holders entitled thereto.

      Subject to the terms of the Deposit Agreement, upon any change in par value, split-up, consolidation or any other reclassification of the Series B Common Stock, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of shares of Series B Common Stock shall be treated as deposited Series B Common Stock under the Deposit Agreement, and ADRs shall thenceforth represent the right to receive the new securities so received in respect of Series B Common Stock, unless additional ADRs are delivered or the Depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

      Record Dates

      Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be made or rights shall be issued with respect to the Series B Common Stock, or whenever for any reason the Depositary shall cause a change in the number of shares of Series B Common Stock that are represented by each ADS, or whenever the Depositary shall receive notice of any meeting, or matter requiring the vote of, holders of Series B Common Stock or ADR Holders, the Depositary will fix a record date, which date shall to the extent practicable, be the same date as the record date fixed by the Company, (i) for the determination of the ADR Holders who shall be entitled (a) to receive such dividend, distribution or rights or the net proceeds of the sale thereof, or (b) to give instructions for the exercise of voting rights at any such meeting or (ii) on or after which each ADS will represent the changed number of shares of Series B Common Stock.

      Reports and Other Communications

      The Company will furnish to the Depositary and the Custodian all notices of shareholders' meetings (including any proxy soliciting material) and other reports and communications that are made generally available to the holders of Series B Common Stock. The Depositary will make such notices, reports and communications available for inspection by ADR Holders at its Corporate Trust Office when furnished by the Company pursuant to the Deposit Agreement and, upon request by the Company, will mail such notices, reports and communications to ADR Holders.

      Voting of the Underlying Series B Common Stock

      Upon receipt of notice of any meeting, or solicitation of consents or proxies, of holders of Series B Common Stock, the Depositary will, as soon as practicable thereafter, mail to all ADR Holders a notice containing the information included in such notice of meeting or solicitation, a statement as to the manner in which each such ADR Holder may instruct the Depositary to exercise any right to vote held by such ADR Holder and a brief statement discussing the consequences of the failure to give voting instructions. Each ADR Holder at the close of business on a specified record date is entitled under the Deposit Agreement, subject to any applicable provisions of Mexican law, of the Series B Common Stock and of the corporate charter of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the number of shares of Series B Common Stock represented by the ADSs that are evidenced by the ADRs held by such ADR Holder. Upon the written request of an ADR Holder on such record date received on or before the date established by the Depositary for such purpose, the Depositary will endeavor to vote or cause to be voted the shares of Series B Common Stock represented by the ADSs held by such ADR Holder in accordance with such instructions. If the Depositary does not receive instructions from any one or more ADR Holders then, subject to the then-applicable rules and regulations of the exchange on which the ADSs are listed, the Depositary will vote the shares of Series B Common Stock represented by the ADRs for which no instructions are received in the same manner as the majority of instructions which the Depositary has received with respect to such meeting, or if no such instructions have been received or if there is no such majority, in the same manner as the Depositary is informed by the Company that the majority of shares of Series B Common Stock is voted at such meeting. Holders of the ADRs have no right to attend Shareholders' Meetings or to vote any shares of Series B Common Stock directly. For a discussion of the availability of registered shares to ADR Holders, See " -- Deposits and Withdrawals of Shares of Series B Common Stock."

      Amendment and Termination of the Deposit Agreement

      The form of the ADRs and the terms of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary in any respect they deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges), or that otherwise prejudices any substantial existing right of ADR Holders, will not take effect as to outstanding ADRs until the expiration of three months after notice of such amendment has been given to the ADR Holders. Every ADR Holder and beneficial owner at the time such amendment becomes effective will be conclusively presumed, by continuing to hold such ADRs, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of any ADR Holder to surrender the ADRs held by such Holder and receive therefor the underlying shares of Series B Common Stock and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

      Whenever so directed by the Company, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the ADR Holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination to the Company an ADR.

      Holders then outstanding if at any time 90 days after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed an accepted its appointment. On and after the date of termination, an ADR Holder, upon surrender of such ADR at the Corporate Trust Office of the Depositary, upon payment of the fees of the Depositary, and upon payment of any applicable tax or governmental charges, will be entitled to transfer to an account in the name of such ADR Holder or such name as designated by such ADR Holder of the number of shares of Series B Common Stock and other property represented by such ADR. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (i) the collection of dividends and other distributions, (ii) the sale of rights and other property, and (iii) the delivery of shares of Series B Common Stock, together with any dividends or other distributions received with respect thereof and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, subject to the terms of the Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the Series B Common Stock and any other property and hold uninvested the net proceeds, together with any cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADR Holders that have not theretofore surrendered their ADRs and such ADR Holders shall become general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting certain fees of the Depositary) and except for certain obligations for indemnification set forth in the Deposit Agreement. Upon the termination of the Deposit Agreement, the Company will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

      Charges of Depositary

      The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The following charges shall be incurred by any party depositing or withdrawing shares of Series B Common Stock or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited Series B Common Stock or a distribution of ADRs pursuant to the terms of the Deposit Agreement): (i) any applicable taxes and other governmental charges, (ii) any applicable transfer or registration fees,
(iii) certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement,

(iv) any expenses incurred in the conversion of foreign currency, (v) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the delivery of ADRs in connection with the deposit of shares of Series B Common Stock or distributions on Series B Common Stock or the surrender of ADRs and (vi) a fee not in excess of $.02 per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement.

      The Depositary, subject to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

      Liability of Holders for Taxes, Duties and Other Charges

      Any tax or other governmental charge with respect to ADRs or any deposited shares of Series B Common Stock represented by any ADR shall be payable by the ADR Holder to the Depositary. The Depositary may and upon instructions from the Company shall refuse to effect transfer or any split-up or combination of such ADR or any withdrawal of the deposited shares of Series B Common Stock represented by such ADR until such payment is made, and may withhold any dividends or other distributions in respect thereof or may sell for the account of the ADR Holder thereof any part or all of the deposited shares of Series B Common Stock represented by such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the ADR Holder shall remain liable for any deficiency.

      Transfer of American Depositary Receipts

      The ADRs are transferable on the books of the Depositary, provided that the delivery of ADRs against deposits of shares of Series B Common Stock generally or against deposits of particular shares of Series B Common Stock may be suspended, or the deposit of share of Series B Common Stock may be refused, or the registration of transfer of outstanding ADRs generally may be suspended, during any period when the books of the Depositary or the Company are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time subject to the terms of the Deposit Agreement. The surrender of outstanding ADRs and withdrawal of deposited shares of Series B Common Stock may not be suspended subject only to (i) temporary delays caused by closing the books of the Depositary or the Company for the deposit of shares of Series B Common Stock in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares of Series B Common Stock. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any shares of Series B Common Stock required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such shares. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of shares of Series B Common Stock, the Depositary or the Custodian may require payment from the person presenting the ADR or the Depositor of the Series B Common Stock of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees of the Depositary payable by the ADR Holders and the production of proof satisfactory to the Depositary as to the identify and genuineness of any signature and may also require compliance with any reasonable regulations the Depositary may establish consistent with the provisions of the Deposit Agreement and applicable law. The Depositary may, and at the reasonable request of the Company shall, withhold the delivery or registration of transfer of any ADR or the distribution or sale of any dividend or other distribution or rights or the proceeds thereof or the delivery of any shares of Series B Common Stock until it or the Custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. ADR Holders may inspect the transfer books of the Depositary for the registration and transfer of ADRs at any reasonable time, provided that such inspection shall not be for the purpose of communicating with ADR Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement, the ADRs, the Series B Common Stock or the by-laws of the Company.

      General

      Neither the Depositary nor the Company nor any of their directors, officers, employees, agents or affiliates will be liable to the ADR Holder or any owners of beneficial interests of ADRs if by reason of any present or future law or regulation of the United States or any other country or of any governmental or regulatory authority or any stock exchange by reason of, any provision, present or future, of the by-laws of the Company or of the Series B Common Stock or any circumstance beyond its control, the Depositary or the Company or any of their respective directors, officers, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the Deposit Agreement or is subject to any civil or criminal penalty on account of performing its obligations under the Deposit Agreement. Where, by the terms of a distribution or and offering subject to the Deposit Agreement, or for any other reason, the distribution or offering on or in respect of the Series B Common Stock made not be made available to one or more ADR Holders, and the Depositary may not dispose of such distribution or offering on behalf of such ADR Holders and make the net proceeds available to such ADR Holders, then the Depositary shall not make such distribution or offering to such ADR Holders, and shall allow any rights, in respect thereof held by such ADR Holders, if applicable, to lapse. The obligations of the Company and the Depositary under the Deposit Agreement are expressly limited to using their best judgment and diligence and acting in good faith in the performance of their respective duties specified therein.

      So long as any ADRs or ADSs evidenced thereby are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirement of such exchanges.

                                    PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

      See Item 9 for information with respect to Simec's payment defaults on the Remaining MTNs.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15. Controls and Procedures

      Evaluation of Disclosure Controls and Procedures

      Within 90 days prior to the filing date of this report (the "Evaluation Date"), the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

      Changes in Internal Controls

      There were no significant changes in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses in the Company's internal controls and as a result, no corrective actions were required or undertaken.

Item 16. Reserved

                                   PART III.

Item 17. Financial Statements

      The Company has responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

      Reference is made to the Consolidated Financial Statements included herein.

Item 19. Exhibits

      The Consolidated Financial Statements, together with the independent auditors' report, are filed as part of this Annual Report.

List of Exhibits:

Exhibit
Number      Item
------      ----

1(a) By-laws (estatutos sociales) of Simec, together with an English translation.*

8(a) List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12(a) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of
            1934).

----------
* Incorporated by reference to the exhibits included in Simec's Annual Report on Form 20-F for the year ended December 31, 1997 (File No. 1-11176) filed with the Securities and Exchange Commission.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                           GRUPO SIMEC, S.A. DE C.V.

                                           By: /s/ Luis Garcia Limon
                                               ---------------------------
                                               Luis Garcia Limon
                                               Chief Executive Officer

                                           By: /s/ Adolfo Luna Luna
                                               ---------------------------
                                               Adolfo Luna Luna
                                               Chief Financial Officer

Dated: June 30, 2003

                              Annual Certifications
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      I, Adolfo Luna Luna, certify that:

      1. I have reviewed this annual report on Form 20-F of Grupo Simec, S.A. de C.V.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                               /s/ Adolfo Luna Luna
                                               ---------------------------
                                               Adolfo Luna Luna
                                               Chief Financial Officer

                              Annual Certifications
            Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      I, Luis Garcia Limon, certify that:

      1. I have reviewed this annual report on Form 20-F of Grupo Simec, S.A. de C.V.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                               /s/ Luis Garcia Limon
                                               ---------------------------
                                               Luis Garcia Limon
                                               Chief Executive Officer

                          INDEX TO FINANCIAL STATEMENTS

                (Constant Mexican Pesos as of December 31, 2002)

Grupo Simec, S.A. de C.V.

Report of KPMG Cardenas Dosal, S.C......................................  F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001............  F-3

Consolidated Statements of Operations for the years ended
   December 31, 2002, 2001 and 2000.....................................  F-4

Consolidated Statements of Changes in Stockholders' Equity
   for the years ended December 31, 2002, 2001 and 2000.................  F-5

Consolidated Statements of Changes in Financial Position for
   the years ended December 31, 2002, 2001 and 2000.....................  F-6

Notes to Consolidated Financial Statements..............................  F-7

Schedules to Financial Statements

Schedule I-   Condensed Parent Company Balance Sheets as of
                 December 31, 2002 and 2001.............................  S-1

Schedule I-   Condensed Parent Company Statements of Operations
                 for the years ended December 31, 2002, 2001 and 2000...  S-2

Schedule I-   Condensed Parent Company Statements of Changes in
                 Financial Position for the years ended
                 December 31, 2002, 2001 and 2000........................ S-3

Schedule I-   Note to Parent Company Financial Statements for the
                 years ended December 31, 2002, 2001 and 2000...........  S-4

                (Constant Mexican Pesos as of December 31, 2001)

Grupo Simec, S.A. de C.V.

Report of Arthur Andersen...............................................    F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999............    F-3

Consolidated Statements of Operations for the years ended
   December 31, 2000, 1999 and 1998.....................................    F-4

Consolidated Statements of Changes in Stockholders' Equity
   for the years ended December 31, 2000, 1999 and 1998.................    F-5

Consolidated Statements of Changes in Financial Position for
   the years ended December 31, 2000, 1999 and 1998.....................    F-6

Notes to Consolidated Financial Statements..............................    F-7

Schedules to Financial Statements

Schedule I-   Condensed Parent Company Balance Sheets as of
                 December 31, 2000 and 1999.............................     S1

Schedule I-   Condensed Parent Company Statements of Operations
                 for the years ended December 31, 2000, 1999 and 1998...     S2

Schedule I-   Condensed Parent Company Statements of Changes in
                 Financial Position for the years ended
                 December 31, 2000, 1999 and 1998.......................     S3

Schedule I-   Note to Parent Company Financial Statements for the
                 years ended December 31, 2000, 1999 and 1998...........     S4

                          Independent Auditors' Report

The Board of Directors and Stockholders
Grupo Simec, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

On February 7, 2001, the Company's Board of Directors approved the issuance of 492,852,025 shares of Series "B" variable capital stock in exchange for the extinguishment of indebtedness amounting to US$95,369,788 dollars. This transaction was completed on March 29, 2001.

As discussed in Note 7 to the consolidated financial statements, at December 31, 2002 and 2001 the Company was in violation of certain covenants to the industrial mortgage loan agreement dated October 24, 1997. The Company obtained waivers from the financial creditors through May 1, 2002.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the years ended December 31, 2002 and 2001 and stockholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 14 to the consolidated financial statements.

                                             KPMG CARDENAS DOSAL, S. C.

                                             David Barragan Arteaga

Guadalajara, Mexico
    April 14, 2003, except as to Notes 13
    (f) and (g), which are as of April 24,
    2003 and May 21, 2003 respectively.


                                      F-2A

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2002 and 2001

          (Thousands of constant Mexican pesos as of December 31, 2002)

                  Assets                               2002             2001
                                                    -----------     -----------
Current assets:
  Cash and cash equivalents (note 2d)               $   109,059          64,765

  Accounts receivable:
     Trade                                              431,074         370,159
     Other                                               53,681          76,931
                                                    -----------     -----------
                                                        484,755         447,090

  Less- allowance for doubtful accounts                  25,647          53,199
                                                    -----------     -----------
          Total accounts receivable                     459,108         393,891

  Inventories, net (note 5)                             269,148         286,972
  Prepaid expenses                                        5,978           7,000
                                                    -----------     -----------
          Total current assets                          843,293         752,628

Non-current inventories (note 2e)                       116,161         101,318

Property, plant and equipment, net (note 6)           3,993,192       3,731,426

Other assets, net                                       269,373         299,814
                                                    -----------     -----------
                                                    $ 5,222,019       4,885,186
                                                    ===========     ===========

    Liabilities and Stockholders' Equity                2002            2001
                                                    -----------     -----------
Current liabilities:
Current installments of long-term
       debt (note 7)                                $    49,871         140,543
Long-term debt, classified as
       current (note 7)                                 294,394         711,778
Accounts payable                                        208,348         137,331
Other accounts payable and accrued expenses             133,904         111,996
Related parties (note 4)                                166,227         143,276
                                                    -----------     -----------
          Total current liabilities                     852,744       1,244,924
                                                    -----------     -----------

Seniority premiums (note 8)                               4,743           4,609
Other long-term liabilities                               3,592           4,450
Deferred income taxes (note 9)                          766,262         697,069
                                                    -----------     -----------
          Total long-term liabilities                   774,597         706,128
                                                    -----------     -----------
          Total liabilities                           1,627,341       1,951,052
                                                    -----------     -----------

Stockholders' equity (note 10):
     Capital stock                                    2,630,014       2,350,514
     Additional paid-in capital                         599,658         599,658
     Retained earnings                                1,280,600       1,162,537
     Cumulative deferred income taxes                  (796,386)       (796,386)
     Equity restatement                                (119,450)       (382,419)
                                                    -----------     -----------

          Majority interest                           3,594,436       2,933,904

          Minority interest                                 242             230
                                                    -----------     -----------

          Total stockholders' equity                  3,594,678       2,934,134
                                                    -----------     -----------

Commitments and contingent liabilities (note 12)

Subsequent events (note 13)

New accounting pronouncements (note 15)
                                                    -----------     -----------
                                                    $ 5,222,019       4,885,186
                                                    ===========     ===========

See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2002, 2001 and 2000

                      (Thousands of constant Mexican pesos
               as of December 31, 2002, except per share figures)

                                                            2002               2001               2000
                                                      ---------------    ---------------    ---------------
Net sales (note 11)                                   $     2,112,457          2,011,305          2,430,978
Direct cost of sales                                        1,413,509          1,350,361          1,606,031
                                                      ---------------    ---------------    ---------------
         Marginal profit                                      698,948            660,944            824,947

Indirect overhead, selling, general and
  administrative expenses (note 4)                            443,773            471,045            538,576
                                                      ---------------    ---------------    ---------------
         Operating income                                     255,175            189,899            286,371
                                                      ---------------    ---------------    ---------------

Comprehensive financial result:
     Interest expense, net (note 4)                           (53,360)          (165,747)          (338,996)
     Foreign exchange (loss) gain, net                        (99,734)            98,982            (17,099)
     Monetary position gain                                    29,377             71,788            241,722
                                                      ---------------    ---------------    ---------------
         Comprehensive financial result, net                 (123,717)             5,023           (114,373)

Other (expenses) income, net                                  (35,730)            64,269            (64,027)
                                                      ---------------    ---------------    ---------------
         Income from continuing operations,
           before taxes, discontinued operations
           and minority interest                               95,728            259,191            107,971
                                                      ---------------    ---------------    ---------------

Income and asset taxes (note 9):
     Current                                                   34,059             20,721             73,675
     Deferred                                                 (56,711)            (5,202)            57,878
                                                      ---------------    ---------------    ---------------
         Total income and asset taxes                         (22,652)            15,519            131,553
                                                      ---------------    ---------------    ---------------

Employee statutory profit sharing, current (note 9)               308              1,403              1,308
                                                      ---------------    ---------------    ---------------
         Income (loss) from continuing operations,
           before discontinued operations and
           minority interest                                  118,072            242,269            (24,890)
                                                      ---------------    ---------------    ---------------

Discontinued operations (note 1h):
     Income from discontinued operations                           --                 --              7,626
     Loss on sale of subsidiaries, net of
       expenses and other fees                                     --                 --            (22,401)
                                                      ---------------    ---------------    ---------------
                                                                   --                 --            (14,775)
                                                      ---------------    ---------------    ---------------
         Income (loss) before minority interest               118,072            242,269            (39,665)

Minority interest                                                   9                 18                 (7)
                                                      ---------------    ---------------    ---------------
         Majority interest net income (loss)          $       118,063            242,251            (39,658)
                                                      ===============    ===============    ===============

Income (loss) per share:
     Weighted average shares outstanding                1,999,344,447      1,096,322,680        414,300,890

         Income (loss) per share from
           continuing operations (pesos)              $          0.06               0.22              (0.06)
                                                      ===============    ===============    ===============

         Income (loss) per share from
           discontinued operations (pesos)            $            --                 --              (0.03)
                                                      ===============    ===============    ===============

See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                  Years ended December 31, 2002, 2001 and 2000

         (Thousands of constant Mexican pesos as of December 31, 2002)

                                                                        Cumulative                                         Total
                                                 Additional              deferred                  Total                   stock-
                                       Capital    paid-in    Retained     income      Equity      majority    Minority    holders'
                                        stock     capital    earnings      taxes    restatement   interest    interest     equity
                                      ---------- ---------- ----------  ----------  ----------   ----------   --------   ----------
Balances at December 31, 1999         $1,266,896        --     959,944          --     (53,674)   2,173,166     31,992    2,205,158

Decrease in minority interest
  from sale of shares of
  subsidiary companies (note 1h)              --        --          --          --          --           --    (27,549)     (27,549)

Net comprehensive loss (note 10b)             --        --     (39,658)   (796,386)   (147,412)    (983,456)    (4,223)    (987,679)
                                      ----------  --------  ----------   ---------   ---------   ----------   --------   ----------
Balances at December 31, 2000          1,266,896        --     920,286    (796,386)   (201,086)   1,189,710        220    1,189,930

Increase in capital stock (note 10a)   1,083,618   599,658          --          --          --    1,683,276         --    1,683,276

Net comprehensive income (note 10b)           --        --     242,251          --    (181,333)      60,918         10       60,928
                                      ----------  --------  ----------   ---------   ---------   ----------   --------   ----------
Balances at December 31, 2001          2,350,514   599,658   1,162,537    (796,386)   (382,419)   2,933,904        230    2,934,134

Increase in capital stock (note 10a)     279,500        --          --          --          --      279,500         --      279,500

Net comprehensive income (note 10b)           --        --     118,063          --     262,969      381,032         12      381,044
                                      ----------  --------  ----------   ---------   ---------   ----------   --------   ----------
Balances at December 31, 2002         $2,630,014   599,658   1,280,600    (796,386)   (119,450)   3,594,436        242    3,594,678
                                      ==========  ========  ==========   =========   =========   ==========   ========   ==========

See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

            Consolidated Statements of Changes in Financial Position

                  Years ended December 31, 2002, 2001 and 2000

          (Thousands of constant Mexican pesos as of December 31, 2002)

                                                                        2002          2001          2000
                                                                     ----------    ----------    ----------
Operating activities:
    Net income (loss)                                                $  118,072       242,269       (39,665)
    Add charges (deduct credits) to operations not
      requiring (providing) funds:
        Depreciation and amortization                                   155,917       140,215       152,958
        Amortization of goodwill                                             --            --         2,063
        Deferred income taxes                                           (56,711)       (5,202)       57,878
        Gain on sale of property and transportation equipment                --          (259)           --
        Loss on sale of segment operations                                   --            --        22,401
        Write-down of idle machinery                                     10,056            --            --
        Adjustment of land to net realizable value                       19,837            --            --
        Accrual for seniority premiums                                      134            --            --
                                                                     ----------    ----------    ----------
                  Funds provided by operations                          247,305       377,023       195,635

    Net financing from (investing in) operating accounts:
        Trade receivables, net                                          (74,552)       17,650        45,770
        Other accounts receivable and prepaid expenses                   10,357        13,154       (27,919)
        Inventories, net                                                 17,824         6,831        28,608
        Intercompany receivables                                             --            --         7,226
        Accounts payable, other accounts payable and
          accrued expenses                                               92,925      (143,915)       10,924
        Intercompany payables                                            22,951       142,422            --
                                                                     ----------    ----------    ----------
                  Funds provided by operating activities                316,810       413,165       260,244
                                                                     ----------    ----------    ----------

Financing activities:
    Increase in capital stock                                           279,500     1,083,618            --
    Additional paid-in capital                                               --       599,658            --
    (Decrease) increase in convertible debt                                  --    (1,009,654)       57,326
    Foreign exchange (loss) gain                                         70,449       (75,884)       17,526
    Financial debt repayment                                           (547,416)     (951,204)     (325,750)
    Decrease in debt due to restatement to constant
      Mexican pesos as of year end                                      (31,089)      (65,444)     (286,254)
    Seniority premium payments                                               --          (487)           --
    Other long-term liabilities                                            (858)         (289)          817
                                                                     ----------    ----------    ----------
                  Funds used in financing activities                   (229,414)     (419,686)     (536,335)
                                                                     ----------    ----------    ----------

Investing activities:
    Long-term inventories                                               (14,843)       (4,216)        1,388
    Acquisition of plant and equipment                                   (8,917)      (40,180)      (38,609)
    Proceeds from sale of property and transportation equipment              --           865
    Proceeds from sale of shares of subsidiary companies                     --            --        63,519
    Increase in other noncurrent assets                                 (19,342)      (13,243)      (16,428)
                                                                     ----------    ----------    ----------
                  Funds (used in) provided by investing activities      (43,102)      (56,774)        9,870
                                                                     ----------    ----------    ----------
                  Increase (decrease) in cash and cash equivalents       44,294       (63,295)     (266,221)

Cash and cash equivalents:
    At beginning of year                                                 64,765       128,060       429,213
    Cash and cash equivalents at beginning of the year of
        subsidiary companies sold                                            --            --       (34,932)
                                                                     ----------    ----------    ----------
    At end of year                                                   $  109,059        64,765       128,060
                                                                     ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001 and 2000

          (Thousands of constant Mexican pesos as of December 31, 2002)

(1)   Description of business and significant transactions -

      Description of business-

      The principal activities of Grupo Simec, S.A. de C.V. and subsidiaries (the Company or Simec) are the manufacture and sale of steel products for the construction sector in Mexico and other countries.

      The Company was a subsidiary of Grupo Sidek, S.A. de C.V. (Sidek) until March 29, 2001 when it became a subsidiary of Industrias CH, S.A. de C.V.
      (ICH).

      Significant transactions-

      (a) On August 25, 2000, the Company once more restructured its debt as follows:

            - A portion of the total debt payable by Compania Siderurgica de Guadalajara, S.A. de C.V. (CSG) (subsidiary) equivalent to 119,725,099 dollars was restructured. The payment term was extended by two years from 2007 through 2009 and the annual interest rate was increased by 0.75% (See note 7).

            - Grupo Simec, S.A. de C.V. (Simec) assumed debt of 93,046,681 dollars payable by CSG, (90,156,963 dollars for principal and 2,889,718 dollars for interest accrued at the debt restructure date) either on May 15, 2001 or on the date of sale of the Company's shares owned by Grupo Sidek, S.A. de C.V. (Sidek), whichever occurred first. Simec had the option to repay this debt either in cash or by delivering shares representing its capital stock.

      (b) At the Extraordinary Board of Directors' Meeting held on February 7, 2001, it was agreed to issue 492,852,025 Series "B" shares representing the variable capital stock of Simec in order for the creditor banks to subsequently capitalize the debt of 95,369,788 dollars (90,156,963 dollars and 5,212,825 dollars of principal and accrued interest thereon, respectively) mentioned in paragraph (a) above. The exchange rate for this transaction was $9.5315 per one dollar. The debt was capitalized on the date that the Company's shares were sold, as mentioned in paragraph (c) below. (See notes 7 and 10).

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (c) On December 22, 2000, Sidek entered into a stock purchase agreement with ICH for 200,995,159 common Series "A" and 547,913,326 Series "B" Simec shares, which includes 492,852,025 shares that the creditors had capitalized for the debt mentioned in paragraph (b) above. The purchase of shares was completed on March 29, 2001. As a result, ICH acquired 82.5% of the Company's capital stock at such date.

      (d) At the General Ordinary and Extraordinary Stockholders' Meeting held on August 27, 2001, the stockholders agreed to increase the Company's variable capital stock by $691,301 ($642,819 historical) represented by 881,298,609 Series "B" shares (See note 10).

      (e) At the General Extraordinary Stockholders' Meeting held on April 30, 2002, the stockholders agreed to a reverse split of the total number of shares representing the capital stock of Simec as of that date by issuing 89,422,606 Series "B" shares without par value. Shareholders were to exchange twenty of their outstanding shares for one new share. For this to be possible, the Company's stockholders authorized the conversion of all Series "A" shares into common Series "B" shares (see notes 10(a)(i) and 13(d).

      (f) At the General Ordinary Stockholders' Meeting held on June 5, 2002, the stockholders resolved to:

            - Increase the variable capital stock by $306,423 ($297,498 historical) through the issue of 407,867,548 common Series "B" shares, of which ICH subscribed and paid up 336,396,918 shares by capitalizing the debt of Simec. The remaining 71,470,630 shares were offered to all other Simec stockholders who had preemptive rights and thus subscribed and paid up 35,775,960 shares to which they were entitled; therefore, the remaining 35,694,670 shares were cancelled. As a result of this transaction, the Company's capital stock increased by $279,500 ($271,462 historical) (See note 10 (a)(ii)).

            - Ratify and modify the instruction given to the Company at the General Extraordinary Stockholders' Meeting held on April 30, 2002 mentioned in paragraph (e) above; the shares relating to the reverse split should now be issued in a number equal to that of common Series "B" shares, without par value, representing the total number of shares outstanding (See note 10 (a)(ii)).

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (g) On March 20, 2002, Banco Nacional de Mexico, S.A. (Banamex), acting as the financial creditors' agent regarding CSG's debt, authorized the Company and CSG to undertake the Company's corporate reorganization in order to optimize operations.

            Some of the transactions authorized and performed during 2002, were as follows:

            - To spin-off CSG to form Compania Siderurgica de Occidente, S.A. de C.V. (CSO) (newly formed corporation) to which certain assets and bank loans were transferred. Moreover, CSG would lease certain of the remaining assets to Compania Siderurgica de California, S.A. de C.V. (CSC). To this end, at the General Extraordinary Stockholders' Meeting held on April 5, 2002, the stockholders agreed to spin-off CSG to form CSO. The spin-off was effective as of July 5, 2002, since the deadline established by the General Corporations Law for the spin-off to take legal and accounting effect fell due on that date.

            - To merge CSO into CSC; to this end, at the General Ordinary Stockholders' Meeting held on August 7, 2002, the stockholders agreed to merge CSC, as surviving company, with its then related company CSO, as merged entity. The merger was effective as of January 15, 2003, since the deadline established by the General Corporations Law for the merger to take legal and accounting effect fell due on that date. Therefore, CSC took on the rights and obligations of CSO. (See note 13b).

            - To change the name of Disenos y Construcciones Industriales y Comerciales, S.A. de C.V. (DICOISA) and merge Administradora de Servicios de la Industria Siderurgica, S.A. de C.V. (ASIS) into DICOISA; to this end, on April 9, 2002, at the General Extraordinary Stockholders' Meeting of DICOISA, the stockholders agreed to change such company's name to Administradora de Servicios de la Industria Siderurgica ICH, S.A. de C.V. (ASIS ICH).

                  As of September 1, 2002, the ASIS employees were transferred without being paid off to ASIS ICH, their substitute employer.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            On September 30, 2002, the stockholders agreed to merge ASIS (former related party) into ASIS ICH. The merger was effective as of October 1, 2002 on which date the rights and obligations of ASIS were transferred to ASIS ICH.

            - To change the corporate purpose of Industria del Acero y del Alambre, S.A. de C.V. (IAASA), in order for IAASA to assume all the activities of Metalica las Torres, S.A. de C.V. (Las Torres); in May 2002, the operations of Las Torres were transferred to IAASA.

            - To sell a building owned by Consorcio Internacional, S.A. de C.V. (COINSA) and to subsequently liquidate such entity. COINSA put the building up for sale; however, the sale had not been closed at April 14, 2003. Moreover, at the General Extraordinary Stockholders' Meeting held on June 7, 2002, the stockholders of COINSA agreed on the entity's early dissolution and liquidation, which is effective as of July 16, 2002.

            - Additionally, to authorize the mergers of Compania Siderurgica del Pacifico, S.A. de C.V. (CSP) and Las Torres (after a plot of land of Las Torres is sold) into CSC. These mergers had not taken place at April 14, 2003.

      (h) On June 15, 2000, the Company sold to GS Industries Inc. (GS) shares representing 49% of the capital stock of Moly-Cop Mexico, S.A. de C.V. and Simec Moly-Cop, S.A. de C.V. for 2,352,000 dollars. These shares represented 98% of the equity of CSG in such subsidiaries. The remaining 2% equity was sold to GS in November 2000. After considering the reserve at December 31, 1999, this transaction resulted in a loss of $2,516 ($2,280 historical), which was recorded in the statement of operations of CSG for the year ended December 31, 2000.

            On November 30, 2000, CSG sold its 100% equity in Estral, S.A. de C.V. to Contenedores Industrial Mezquital, S.A. de C.V. for 3,500,000 dollars. After considering the reserve at December 31, 1999, this transaction resulted in a loss of $19,885 ($18,020 historical), which was recorded in the statement of operations of CSG for the year ended December 31, 2000.

      (i) As part of its reorganization process, on January 1, 2000 the Company transferred all of its employees to ASIS (formerly Operadora de Sistemas de Almacenamiento Integral, S.A. de C.V.). In turn, on September 1, 2002, ASIS transferred its employees to ASIS ICH, who retained their employment rights and did not qualify for severance pay.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (j) As of January 1, 2000, the Company's management was transferred to the new subsidiary, Servicios Simec, S.A. de C.V. (SERSIM), the substitute employer. Through December 31,1999, the members of management were employed by Servicios Corporativos Palma, S.A. de C.V., (an affiliate of Sidek) to which the Company paid fees for administrative services. The transfer did not require severance payments.

      (k) During the year ended December 31, 2002, CSG and CSO repaid 6,676,247 dollars in connection with the industrial mortgage loan agreement relating to the restructuring process of CSG. Furthermore, during the same year both companies prepaid 47,941,199 dollars.

      (l) Pacific Steel, Inc (PS) (a US subsidiary) has been sued regarding the generation, storage, transportation and disposal of materials classified as hazardous waste by the California government. The Company has appealed against these claims; however, it cannot currently predict what the outcome of this matter will be. Consequently, and due to the imminent expropriation of the land where PS conducted its operations, during the year ended December 31, 2002 PS recorded its land at net realizable value, based on the appraisal made by independent appraisers. This resulted in a $19,837 ($19,750, historical) decrease in the value of the land and a charge to income by the same amount. Furthermore, because the price the authorities are willing to pay for the land is equal to the land's value less its clean up expenses and costs incurred, at December 31, 2002 PS recognized a 816,877 dollars ($8,424) provision for clean up expenses.

(2)   Summary of significant accounting policies-

      (a)   Financial statement presentation-

            The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation in the financial information and are expressed in Mexican pesos of constant purchasing power as of December 31, 2001, based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (Central Bank). The indexes used in recognizing inflation were as follows:

            December 31             NCPI          Inflation
            -----------             ----          ---------
                2002              102.904           5.70%
                2001               97.354           4.40%
                2000               93.248           8.96%

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            For purposes of disclosures, pesos or "$" means Mexican pesos, and dollars means US dollars.

      (b)   Principles of consolidation-

            The consolidated financial statements include the financial statements of Grupo Simec, S.A. de C.V. and its majority owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

            As a result of the 1997 financial reorganization, CSG assumed the total of Simec's debt in exchange for an equity interest in its subsidiaries. Accordingly, Simec became the main stockholder of CSG, which through December 31, 2001, was the principal stockholder of the remaining subsidiaries that Simec controlled directly prior to the corporate reorganization. Subsequently, and due to the corporate reorganization of Simec in 2002, CSG and CSO became the principal stockholders of the indirect Simec subsidiaries.

            The Company's subsidiaries and its equity percentage are as follows:

                                                                         Equity
                                                                        --------
       - Compania Siderurgia de Guadalajara, S.A. de C.V.                99.99%
          - Compania Siderurgica de California, S.A. de C.V.              100%
             - Undershaft Investments, N.V                                100%
                 - Pacific Steel, Inc.                                    100%

       - Compania Siderurgica de Occidente, S.A. de C.V.                 99.99%
          - Compania Siderurgica del Pacifico, S.A. de C.V.              99.99%
          - Consorcio Internacional, S.A. de C.V.                        99.79%
          - Coordinadora de Servicios Siderurgicos de Calidad,
            S.A. de C.V.                         100%
          - Administradora  de Servicios de la Industria
            Siderurgica  ICH,  S.A. de C.V. (formerly Disenos y
            Construcciones Industriales y Comerciales, S.A. de C.V.)     99.99%
          - Industrias del Acero y del Alambre, S.A. de C.V.             99.99%
          - Metalica las Torres, S.A. de C.V.                            99.99%
          - Procesadora Mexicali, S.A. de C.V.                           99.99%
          - Servicios Simec, S.A,. de C.V.                                100%
          - Sistemas de Transporte de Baja California, S.A. de C.V.       100%

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (c)   Translation of financial statements of foreign subsidiary -

            For consolidation purposes, the financial statements of the foreign subsidiary were translated into pesos in conformity with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations" The foreign subsidiary was considered to be an "Integral Part of the Operations of the Company" as the term is defined in Bulletin B-15. Therefore, such financial statements were translated into pesos as follows:

            - Monetary items - rate of exchange in effect at the balance sheet date.

            - Non-monetary items and stockholders' equity - at the exchange rate prevailing on the date generated, while statement of operations items were translated at the period's weighted average exchange rate, except items resulting from non-monetary assets, for which the exchange rate used was that of the related asset.

            - The resulting translation effect is recorded in the statement of operations as part of the comprehensive financial result.

            - The resulting amounts were restated using NCPI factors in conformity with Bulletin B-10 of Mexican GAAP.

      (d)   Cash equivalents-

            Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. At the date of the financial statements, interest income and expense and foreign exchange gains and losses are included in the results of operations under comprehensive financial result.

      (e)   Inventories and cost of sales-

            Inventories are initially recorded at average cost and subsequently adjusted at the lower of replacement or market value. Such values were determined as follows:

            Billet, finished goods and       At   the   most    recent    direct
            work in process-                 production costs.

            Raw materials-                   At purchase  prices  prevailing  at
                                             the balance sheet date.

            Materials, spare parts           At  historical  costs  restated  by
            and rollers-                     applying the inflation  indexes for
                                             the steel industry.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            The  Company   classifies  rollers  and  spare  parts  as  long-term
            inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

            Direct cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent year-end.

      (f)   Property, plant and equipment-

            Property, plant and equipment is initially recorded at acquisition cost and adjusted for inflation by applying NCPI factors, except for foreign machinery and equipment, which is adjusted for inflation using the inflation indexes of their country of origin and changes in the foreign exchange rate of the particular currency of the country to the peso.

            Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers in the case of plant and machinery and the Company's management in the case of equipment.

            The comprehensive financial result of assets under construction or installation is capitalized as part of the value of such assets and is restated using NCPI factors from the date capitalized through year-end and is amortized over the average depreciation period of the related assets. During 2002 and 2001 no comprehensive financial result was capitalized.

            The total estimated useful lives of the principal assets are as follows:

                                                                      Years
                                                                     --------
            Buildings                                                15 to 50
            Machinery and equipment                                  10 to 40
            Transportation equipment                                    4
            Furniture and fixtures                                      10

            Repair and maintenance costs are expensed as incurred.

      (g)   Other assets-

            Other assets include mainly organization and pre-operating expenses and are restated for inflation based on factors derived from the NCPI. Amortization is calculated on the straight-line method over a 20-year period.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (h)   Pension plan-

            Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. For purposes of the plan, the Company established a trust based on actuarial calculations. On December 1995, the Company's Board of Directors in agreement with the union, discontinued these benefits and related contributions to the trust fund. This decision was made mainly because of the legal provisions that establish similar benefits through Company contributions to the Administradoras de Fondos de Ahorro para el Retiro (Pension Fund Administrators). The trust fund balance at December 31, 2002 and 2001 amounted to $991 and $1,592, respectively and will be used to make retirement pension payments to eligible employees until depleted, due to the trust's irrevocable nature.

            The Company does not have any contractual pension or retirement obligations.

      (i)   Seniority premiums-

            Seniority premium benefits to which employees are entitled in accordance with the law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of unrecognized prior service costs is based on the expected years of service of existing personnel. At December 31, 2002, the estimated service lives of eligible employees approximates to 8 to 9 years (see note 8).

            Other compensation to which employees may be entitled, mainly severance, is charged to operations of the year in which they are paid.

      (j)   Income (IT) and asset (AT) taxes and employee profit sharing (ESPS)-

            Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (k) Restatement of capital stock, other stockholders contributions and retained earnings-

            Capital stock, other stockholder contributions and retained earnings are adjusted using the NCPI, by the amount necessary to maintain the purchasing power of equivalent pesos from the dates such capital was contributed, contributions were made or income (loss) generated. The resulting amounts represent the constant value of stockholders' equity.

      (l)   Cumulative deferred income taxes-

            Represents the cumulative effect of the adoption of the deferred taxes accounting principles.

      (m)   Equity restatement-

            Represents the difference between non-monetary assets restated through specific costs and the values determined using NCPI factors, reduced by the related deferred tax effects from the date the related Bulletin was adopted.

      (n)   Comprehensive financial result (CFR) -

            The CFR includes all interest income and expense, foreign exchange gains and losses and monetary position gains and losses.

            Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

            Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

      (o)   Revenue recognition-

            Revenue from the sale of goods is generally recognized upon delivery of the products to the customers. The Company provides for freight expenses, sales returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses as applicable.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (p)   Business and credit concentrations-

            The Company's principal activity is the manufacture and sale of steel products primarily to the construction sector. The Company's products are sold to a large number of customers without significant concentration with any of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

      (q)   Income (loss) per share-

            The basic income (loss) per share of each period has been computed by dividing the net income (loss) from continuing operations by the weighted average number of shares outstanding of each period. The effect per share of income (loss) from discontinued operations has been determined by dividing those items by the corresponding number of shares determined as mentioned above.

      (r)   Contingencies -

            Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

      (s) Impairment of long-lived assets, property, plant and equipment and other non-current assets -

            The Company evaluates periodically the adjusted values of its long-lived assets, property, plant and equipment and other non-current assets to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (t)   Use of estimates -

            The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(3)   Foreign currency exposure-

      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2002 and 2001 were as follows:

                                       Thousands of             Thousands of           Thousands of pounds          Thousands of
                                         dollars                   euros                 pounds sterling           Deutsche Marks
                                  ---------------------     ---------------------     ---------------------     --------------------
                                    2002         2001         2002         2001         2002         2001         2002        2001
                                  --------     --------     --------     --------     --------     --------     --------    --------
Current assets                       9,485        6,588           --           --           --           --           44          32

Current liabilities                (52,641)    (108,566)         (48)         (60)        (141)        (174)          --          --
                                  --------     --------     --------     --------     --------     --------     --------    --------
   Net (liabilities)
    assets                         (43,156)    (101,978)         (48)         (60)        (141)        (174)          44          32
                                  ========     ========     ========     ========     ========     ========     ========    ========

      The exchange rate of the peso to these foreign currencies as of December 31, 2002 and 2001 was as follows:

                                                    2002                  2001
                                                   -------              --------
      Dollar                                       10.3125               9.1423
      Euro                                         10.0260               8.2674
      Pound sterling                               16.9130              13.3783
      Deutsche Mark                                 5.6375               4.2237

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)

       At April 14, 2003, foreign exchange rates were as follows:


      Dollar                                                       10.7020
      Euros                                                        11.5890
      Pound sterling                                               16.9060
      Deutsche Mark                                                 5.9253

      At December 31, 2002, the Company did not have foreign exchange hedging instruments.

      At December 31, 2002 and 2001, the Company had the non-monetary assets of foreign origin, which replacement cost may only be determined in dollars.

                                                     Thousands of dollars
                                                   -----------------------
                                                     2002           2001
                                                   --------       --------
      Machinery and equipment, net                 $187,264        165,759
      Inventories                                     7,599          8,985
                                                   --------       --------
                                                    194,863        174,744
                                                   ========       ========

      Below is a summary of transactions carried out with foreign entities for the years ended December 2002, 2001 and 2000, excluding imports of machinery and equipment:

                                                Thousands of dollars
                                         --------------------------------
                                           2002        2001        2000
                                         --------    --------    --------
      Sales                              $ 25,655      15,513      22,930
      Purchases (raw materials)           (22,255)    (20,944)    (25,867)
      Other expenses (spare parts)         (4,037)     (6,013)     (8,849)
      Interest expense                     (5,190)    (11,997)    (33,822)
                                         --------    --------    --------
                                           (5,827)    (23,441)    (45,608)
                                         ========    ========    ========

      The exchange rate of the peso to the foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      The Company has a foreign subsidiary, which assets and liabilities are summarized as follows:

                                                    Thousands of dollars
                                                    ---------------------
                                                      2002          2001
                                                    -------       -------
      Current monetary assets                           379           399
      Inventories                                   $     8             8
      Current liabilities                            (3,124)       (2,025)
                                                    -------       -------
              Working capital                        (2,737)       (1,618)

      Property, plant and equipment                   1,963         2,089
                                                    =======       =======

(4)   Related-party transactions and balances-

      Transactions carried out with related parties during the years ended December 31, 2002, 2001 and 2000 were as follows:

                                            2002        2001        2000
                                          --------    --------    --------
      Sales                               $ 32,272         112      54,170
      Purchases                                 --          --       3,371
      Interest (expense) income, net        (9,014)    (11,137)        405
      Administrative services received      (7,809)      1,403          --
                                          ========    ========    ========

      Balances payable to related companies as of December 31, 2002 and 2001 are as follows:

      Accounts payable:                               2002          2001
      -----------------                             --------      --------
      Industrias CH, S.A. de C.V. (i)               $166,227       142,658
      Other                                               --           618
                                                    --------      --------
                                                    $166,227       143,276
                                                    ========      ========

      (i) At December 31, 2002, the account payable to ICH comprises six loans for agreements between CSO and ICH, totaling 4,399,534 dollars, bearing an annual interest rate of 5.875%, available from July 5, 2002 and payable from July 5 through November 14, 2003.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            At December 31, 2001, the account payable to ICH related to four loans between CSG and ICH totaling 14,597,700 dollars, bearing annual interest of 7.5%, available from September 25, 2001 and payable from September 25, through December 28, 2002. As explained below, this debt was capitalized.

            From January 29 through March 31, 2002, CSG entered into four additional loan agreements with ICH totaling 10,000,000 dollars, bearing annual interest of 7.5%, payable from January 29 through March 31, 2003. However, these loans were assigned to Simec and subsequently capitalized as mentioned in the following paragraph.

            As mentioned in note 10 to the consolidated financial statements, at the General Ordinary Stockholders' Meeting held on June 5, 2002, the stockholders agreed to increase the variable capital stock by $306,423 ($297,498 historical) by issuing 407,867,548 common Series "B" shares, of which 336,396,918 were subscribed and paid by ICH through the capitalization of CSG's debt (principal and interest thereon) with ICH as of that date, as mentioned in the preceding paragraphs and amounting to 25,453,631 dollars. The exchange rate used was $9.6398 to one dollar.

(5)   Inventories -

      Inventories are comprised as follows:

                                                       2002         2001
                                                     --------     --------
      Finished goods                                 $ 64,783       75,952
      Work in process                                  15,612       19,342
      Billets                                          31,410       15,291
      Raw materials                                    48,284       32,694
      Materials, spare parts and rollers               73,304      109,155
      Advances to suppliers and others                 35,372       19,319
      Goods in transit                                  4,433       19,599
                                                     --------     --------
                                                      273,198      291,352

      Less allowance for obsolescence                   4,050        4,380
                                                     --------     --------
                                                     $269,148      286,972
                                                     ========     ========

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Inventories secure the debt originally payable by CSG and then transferred to CSO, related to the industrial mortgage loan the latter entered into with several bank creditors.

(6)   Property, plant and equipment-

      Property, plant and equipment comprise the following:

                                                    2002           2001
                                                 ----------     ----------
      Building                                   $1,486,546      1,484,372
      Machinery and equipment                     3,600,794      2,995,758
      Transportation equipment                       39,337         37,882
      Furniture and fixtures                         31,637         34,794
                                                 ----------     ----------
                                                  5,158,314      4,552,806

      Less accumulated depreciation               1,604,569      1,312,536
                                                 ----------     ----------
                                                  3,553,745      3,240,270

      Land                                          350,512        371,386
      Construction in progress                       28,607         45,374
      Idle machinery and equipment                   60,328         74,396
                                                 ----------     ----------
                                                 $3,993,192      3,731,426
                                                 ==========     ==========

      Through December 31, 2002 and 2001, the Company has capitalized CFR of $450,070 and $475,227, respectively, supplementary to the acquisition cost of property, plant and equipment.

      At December 31, 2002, the specific price level adjustment of machinery and equipment was higher than that of the NCPI, since a significant portion of such machinery is imported and because the inflation factor of the country of origin and the decrease of the peso versus the respective currency were higher. Notwithstanding the foregoing, the effects at December 2001 and 2000 were offsetting.

      The industrial plant secures the debt originally payable by CSG and then transferred to CSO, related to the industrial mortgage loan entered into with several bank creditors.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


(7)   Long-term debt -

      At December 31, 2002 and 2001, the Company's long-term debt classified as current is as follows:

                                                        2002        2001
                                                      --------    --------
      Industrial mortgage loan (a)                    $341,151     811,605
      Medium-term notes  (b)                             3,114       4,851
      Equipment loans(c)                                    --      35,865
                                                      --------    --------
          Total long-term debt                         344,265     852,321

      Less current installments                         49,871     140,543
                                                      --------    --------
          Long-term debt excluding current
            installments classified as current        $294,394     711,778
                                                      ========    ========

      (a)   Industrial mortgage loan -

            On October 24, 1997, the Company and its creditor banks signed a debt restructuring agreement, whereby CSG assumed the entire consolidated debt of the Company. The renegotiated debt amounted to 220,736,023 dollars and was divided into two classes: Class A and Class B, with variable interest rates at Libor plus a margin. Principal is payable in sixteen semiannual installments beginning in May 2000, except for the Class B-2 tranche, which is payable in a single payment in 2009. During 2000 and 1998 the Company paid 18,932,973 dollars and 17,952,537 dollars, respectively. Furthermore, in accordance with the restructuring agreement, 7,422,760 dollars, 7,391,545 dollars and 7,485,186 dollars corresponding to amortizations of the "Linea del Rey" line of credit in 2002, 1999 and 1998, respectively, were refinanced.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            On August 25, 2000, the Company and its creditor banks further restructured the debt. The restructuring includes, among others, an extension of two additional years to repay 119,725,099 dollars of CSG's Class A debt, with a 0.75% increase in interest rate. In addition, Simec assumed CSG debt for 93,046,681 dollars (90,156,963 dollars of principal and 2,889,718 dollars of accrued interest at the date of the restructuring). Maturity of this debt would take place at the earliest of May 15, 2001 or the date of sale of the Company's shares owned by Sidek. Settlement of this debt may be either in cash or with shares representing its capital stock. The new annual interest rate chargeable by Simec to CSG would be 11.3125%.

            On February 7, 2001, the Company issued 492,852,025 Series "B" shares representing its variable capital stock for the capitalization of the convertible debt of 95,369,788 dollars (90,156,963 dollars of principal and 5,212,825 dollars of accrued interest at that date) mentioned in the previous paragraph. The exchange rate of this transaction was 9.5315 pesos per one dollar. The convertible debt was capitalized on March 29, 2001, the closing date for the sale of Company shares owned by Sidek to ICH.

            Debt amortizations paid by the Company in 2002 and 2001 amounted to 6,676,247 dollars and 12,428,379 dollars, respectively. Also, in 2002 and 2001, the Company made certain prepayments for 47,941,199 dollars and 27,000,000 dollars, respectively, plus interest (see note 13a).

            At December 31, 2002 and 2001, the outstanding  industrial  mortgage
            loan  amounted  to  33,081,356   dollars  and  83,987,425   dollars,
            respectively.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            On July 3, 2002, the Company and its bank creditors entered into an agreement to modify the industrial mortgage loan agreement, lowering the interest rate for the Class "A" portion from Libor plus 5.125% to Libor plus 4.125%.

            The new interest rates for each type of debt are as follows:

                                                              Amount in
                                                             thousands of
           Class        Tranche           Libor plus(1)        dollars
           -----        -------           -------------      ------------
            A              A'                4.125%            31,324
            B             B-1                4.375%               296
            B             B-2                4.375%             1,461
                                                               ------
                                                               33,081
                                                               ======

            (1)   Six-month Libor rate.

            The Company and all of its subsidiaries that own property, plant and equipment took an industrial mortgage as security for this loan.

            Loan prepayment priorities are as follows:

                  Tranche                                   Priority
                  -------                                   --------
                     A'                                      Second
                     B                                       Third

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            The financial debt restructuring agreement provides for compliance with certain requirements and obligations, which CSG has met, except for noncompliance by CSG and CSO of certain financial covenants in 2001 and 2002. In accordance with the agreement, this situation could result in the acceleration of the debt. Mexican GAAP requires one-year waivers from creditors, otherwise, the long-term debt should be classified as current. Therefore, long-term debt of $294,394 and $711,778 was classified as current in the balance sheets as of December 31, 2002 and 2001, respectively.

      (b)   New notes and medium-term notes -

            On October 22, 1997 and August 17, 1998, CSG offered the holders of medium-term notes issued by Simec to exchange their notes 1 to 1 in the amount of 68,000,000 dollars for new notes issued by CSG (New Notes) ranked as third priority notes (pari-passu with the Tranche B of the industrial mortgage loan described above). The New Notes bore interest semiannually at an annual rate of 10.5%. Principal was payable semiannually from May 15, 2000 through November 15, 2007.

            On May 15, 2001, CSG paid the corresponding amortization of 4,026,438 dollars; likewise, as a result of the sale of shares representing the capital stock of Simec to ICH mentioned in note 1d, from June 8 to July 13, 2001, CSG paid the total notes exchanged, which amounted to 52,343,687 dollars.

            The remaining balance of notes that were not exchanged amounted to 3,577,000 dollars and, because Simec had not made the scheduled principal and interest payments, the holders of medium-term notes in the principal amount of 2,955,000 dollars brought lawsuit against the Company. As a result, in December 2000 the Company paid the respective principal and interest together with the legal costs and expenses.

            On December 14, 2001, Simec cancelled 120,000 dollars of its debt by paying 60,000 y and obtaining forgiveness for another 60,000 dollars plus accrued interest.

            Also, on May 15, 2002, Simec cancelled 200,000 dollars of its debt with another medium-term note holder by paying 100,000 dollars and obtaining forgiveness for another 100,000 dollars plus accrued interest. At December 31, 2002 the remaining medium-term notes that were not exchanged amount to 302,000 dollars and accrued interest approximates 227,666 dollars.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (c)   Equipment loans -

            In 1991, CSC, obtained a secured line of credit of 54,500,000 dollars from Banco Nacional de Comercio Exterior, S.N.C. and Banco Nacional de Mexico, S.A. to finance the purchase of equipment. The Government of Spain provides the funds at preferential interest rates. This line is known as "Linea del Rey". Past-due principal amounts at the date of restructuring were included as a part of the new debt, while the remaining payments will be financed according to their original maturities as part of the Tranche A' debt. At December 31, 2002 the outstanding balance had been transferred to the debt's Tranche A'.

            Original maturities of long-term debt after the new restructuring are as follows:

                                                              Amounts in
                                                             thousands of
            Year                                               dollars
            ----------------------                           ------------
            2003 (current portion)                               4,534
            2004                                                 4,534
            2005                                                 4,534
            2006                                                 4,534
            2007 and thereafter                                 14,945
                                                                ------
                                                                33,081
                                                                ======

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


(8)   Seniority premiums -

      The cost,  obligations and other seniority premium elements,  mentioned in
      note  2i,  have  been  determined   based  on  computations   prepared  by
      independent actuaries at December 31, 2002 and 2001.

      The components of the net periodic cost for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                        2002      2001      2000
                                                        ----      ----      ----
Net periodic cost:
   Service cost                                         $338       367       424
   Financial cost                                        220       242       228
   Amortization of transition liability                   76        29        --
   Amortization of prior service cost
      and plan modifications                             290       260       279
                                                        ----      ----      ----
      Net periodic cost                                 $924       898       931
                                                        ====      ====      ====

      The actuarial present value of benefit obligations is as follows:

                                                             2002         2001
                                                           -------      -------
Projected benefit obligation (PBO)
                                                           $ 5,364        5,173

Unamortized items:
   Transition asset                                         (2,112)      (2,377)
   Variances in assumptions and
     experience adjustments
                                                              (741)        (484)
   Additional liability                                      2,232        2,297
                                                           -------      -------

Unfunded accrued pension liability
  included on the consolidated balance sheets              $ 4,743        4,609
                                                           =======      =======

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      The most significant assumptions used to determine the net periodic cost of the plan are as follows:

                                                             2002       2001
                                                             ----       ----
      Discount rate                                           4.0%      4.50%

      Rate of compensation increase                            0%        0%

      Expected return on plan assets                           6%        6%

(9) Income (IT) and asset (AT) taxes, employee statutory profit sharing (ESPS) and tax loss carryforwards-

      ICH, the holding company of Grupo Simec, S.A. de C.V. is subject to the tax consolidation regime. On April 24, 2001, ICH filed with the Servicio de Administracion Tributaria (Internal Revenue Service), notice of the Company's incorporation to such regime, effective as of January 1, 2002.

      Under current tax regulations,  companies must pay the greater of their IT
      and  AT.  Both  taxes   recognize  the  effects  of  inflation,   although
      differently from Mexican GAAP.

      ESPS is calculated practically on the same basis as IT, however, without recognizing the effects of inflation.

      The AT law provides for a 1.8% tax on the value of assets, restated for inflation, less certain liabilities.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      At December 31, 2002 and 2001 the IT and profit sharing expense (benefit) attributable to income from continuing operations before IT and ESPS, discontinued operations and minority interest, differed from the amount computed by applying the Mexican IT rate of 35% to income from continuing operations, before these provisions, discontinued operations and minority interest, as a result of the following:

                                                             2002        2001
                                                           --------    --------
Computed "expected" tax expense                            $ 33,505      90,717
Increase (decrease) resulting from:
   Effects of inflation, net                                  8,112     (14,566)
   Non-deductible expenses                                    4,227       4,264
   Adjustments for enacted changes in tax laws and rates
                                                            (22,537)         --
   Majority asset tax                                        14,087     (24,685)
   Change in valuation reserve of deferred tax assets
                                                            (50,917)     45,875
   Other, net                                                (9,129)    (86,086)
                                                           --------    --------
     IT (benefit) expense                                  $(22,652)     15,519
                                                           ========    ========

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001, are presented below:

                                                            2002         2001
                                                         ----------   ----------
Deferred tax assets:
   Allowance for doubtful receivables                    $    8,720       18,620
   Accrued expenses                                           9,450        5,196
   Advances from customers                                       --       11,039
   Net operating loss carryforwards                         421,954      479,300
   Recoverable AT                                           152,226      136,437
   Other                                                     72,840       67,852
                                                         ----------   ----------
           Total gross deferred tax assets                  665,190      718,444

   Less valuation allowance                                 219,079      269,996
                                                         ----------   ----------
          Net deferred tax assets                           446,111      448,448
                                                         ----------   ----------

Deferred tax liabilities:
  Inventories, net from the balance as of December 31,
      1986 not yet deducted                                 156,422      183,944
   Property, plant and equipment                            937,152      841,849
   Preoperating expenses                                    103,140      114,024
   Others                                                    15,659        5,700
                                                         ----------   ----------
          Total gross deferred tax liabilities            1,212,373    1,145,517
                                                         ----------   ----------
          Net deferred tax liability                     $  766,262      697,069
                                                         ==========   ==========

      Based on calculations made by the Company's management the deferred employee statutory profit sharing is immaterial at December 31, 2002 and 2001. The valuation allowance for deferred tax assets as of December 2002 and 2001 was $219,079 and $269,996, respectively. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of $50,917 and an increase of $45,875, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      At December 31, 2002, tax loss carryforwards and recoverable AT not affecting ESPS, expire as follows:

                                              Restated through December 31, 2002
                                              ----------------------------------
                                                 Tax loss            Recoverable
      Expiring in                             carryforwards               AT
      -----------                             -------------          -----------
         2003                                  $   46,013                  2,565
         2004                                     754,885                  2,532
         2005                                     325,388                  1,886
         2006                                       1,060                  6,864
         2007                                       8,904                 17,497
         2008                                      22,450                 28,724
         2009                                       9,414                 15,683
         2010                                       2,655                 44,427
         2011                                       1,313                 15,219
         2012                                      68,960                 16,829
                                               ----------             ----------
                                               $1,241,042                152,226
                                               ==========             ==========

      During the year ended December 31, 2001, recoverable AT increased in $113,798 because on March 28, 2001, the Company ceased to consolidate its results for tax purposes with Sidek, generating majority recoverable AT in that amount.

      A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate will be 32% in 2005. As a result of these changes, during the year ended December 31, 2002 the Company recognized an increase in net deferred tax liabilities of $22,130, which was charged to the results of operations in 2002.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


(10)  Stockholders' equity -

      The principal characteristics of stockholders' equity are described below:

      (a)   Structure of capital stock -

            i) At the Extraordinary General Stockholders' Meeting held on April 30, 2002, the stockholders' agreed to undertake an reverse split of the total number of shares representing the Company's capital stock as of that date by issuing 89,422,606 Series "B" shares without par value. Shareholders were to exchange twenty of their outstanding shares for one new share. For this to be possible, the Company's stockholders authorized the conversion of all Series "A" shares into common Series "B" shares.

            ii) At the Ordinary General Stockholders' Meeting held on June 5, 2002, the stockholders resolved to:

                  - Increase the variable capital stock by $306,423 ($297,498 historical) through the issue of 407,867,548 common Series "B" shares, of which ICH subscribed and paid up 336,396,918 shares by capitalizing the debt of Simec. The remaining 71,470,630 shares were offered to all other Simec stockholders who had preemptive rights and thus subscribed and paid up the 35,775,960 shares to which they were entitled; therefore, the remaining 35,694,670 shares were cancelled. As a result of this transaction, the Company's capital stock increased by $279,500 ($271,462 historical).

                  - Ratify and modify the instruction given to the Company at the Extraordinary General Stockholders' Meeting held on April 30, 2002 mentioned in paragraph (i) above; the shares relating to the inverse split should now be issued in a number equal to that of common Series "B" shares, without par value, representing the total number of shares outstanding (See note 13 (d)).

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            iii) At the Extraordinary Board of Directors' meeting held on February 7, 2001, the Board members approved the creditors' capitalization of the debt and accrued interest thereon, by subscribing 492,852,025 Series "B" Treasury shares provided that simultaneously the stock-purchase agreement between Sidek and ICH was brought to a close, which occurred on March 29, 2001. The capitalization amounted to 95,369,788 dollars (90,156,963 dollars of principal and 5,212,825 dollars of accrued interest thereon). The exchange rate used in this transaction was 9.5315 per one dollar, generating an increase in capital stock of $392,304 ($359,501 historical).

                  At that same meeting, it was informed that the theoretical par value of the Company's shares was 0.7294 pesos per share; moreover, it was agreed that in the event of any differences between such theoretical par value and the equivalent amount in pesos of the subscription price would be considered as additional paid-in capital. This agreement resulted in additional paid-in capital of $599,658 ($549,516 historical) on March 29, 2001.

            iv) At the Ordinary General and Extraordinary Stockholders' Meeting held on August 27, 2001, the stockholders agreed to increase the Company's variable capital stock by $691,314 ($642,819 historical), represented by 881,298,609 Series "B" shares of which 726,145,989 were subscribed and paid by ICH through debt capitalization on the aforementioned date. Of the remaining 155,152,620 shares, 155,079,759 were subscribed and paid by ICH through debt capitalization on September 24, 2001 once the term granted to the general public to exercise their rights to subscribe and pay for the shares had expired. This right was exercised for 72,861 shares.

            v)    At  the  Ordinary  General  and  Extraordinary   Stockholders'
                  Meeting held on April 27, 2000 the stockholders approved, among other things, the following:

                  - To convert 5,667,000 Series "B" shares into Series "A" shares.

                  - To increase the fixed capital stock to $222,962 (nominal value) decreasing the variable capital stock in the required proportion.

                  - To increase the variable capital stock by $1,458,859 (nominal value), issuing 2,000,000,000 Series "B" shares, to be subscribed and paid by the Company's creditors if opted by the Company at the debt's maturity date, as mentioned in note 1b. The stock issuance was adjusted to the issuance mentioned in paragraph i) above.

            After the above activity, the Company's capital stock amounts to $2,630,014 (nominal) represented by 2,160,625,003 common, Series "B" shares with no par value. Such shares may be subscribed and paid by Mexican or foreign individuals or corporations.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


            Each share has the right to one vote at stockholder meetings. The minimum fixed capital stock not subject to withdrawal amounts to $222,962 (nominal).

      (b)   Comprehensive income (loss) -

            The comprehensive income (loss) reported on the statements of changes in stockholders' equity, represents the results of the Company's activities during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity, except for the net income (loss):

                                                2002        2001         2000
                                             ---------   ---------    ---------
            Net income (loss)                $ 118,063     242,251      (39,658)

            Results from holding non-
              monetary assets                  388,873    (216,654)    (188,597)
            Deferred income taxes on the
              result from holding non-
              monetary assets                 (125,904)     35,321       41,185
                  Cumulative deferred
                    income taxes                    --          --     (796,386)
                                             ---------   ---------    ---------
                   Total                     $ 381,032      60,918     (983,456)
                                             =========   =========    =========

      (c)   Restrictions on stockholders' equity -

            Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. At December 31, 2002 the statutory reserve amounts to $6,717.

            Stockholder contributions restated as provided for by tax law, may be refunded to the stockholders tax-free, to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

            Retained earnings of Simec, on which no income taxes have been paid, and other stockholders' equity accounts are subject to income taxes in the event of distribution, at the rate of 34%, payable by the Company; consequently, the stockholders may only receive 66% of such amounts.

            According to the loan restructuring contracts, the Company has restrictions as to the payment of dividends (See note 7).

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


(11)  Segment information-

      The Company's sales are made primarily in Mexico and the United States of America, and are directed basically to the construction industry or sector.

      The Company's net sales to customers in Mexico or foreign countries or regions were as follows:

                                         2002         2001         2000
                                      ----------   ----------   ----------
      Mexico                          $1,856,238    1,856,353    2,181,210
      United States of America           248,019      148,777      235,764
      Latin America                        6,949        4,949        4,409
      Canada                                 439           --        1,153
      Other                                  812        1,226        8,442
                                      ----------   ----------   ----------
                                      $2,112,457    2,011,305    2,430,978
                                      ==========   ==========   ==========

(12)  Commitments and contingent liabilities -

      Commitments-

      (a) On February 8, 2001, CSG entered into a three-year contract with Petroleos Mexicanos for monthly gas purchases.

      (b) At December 31, 2002, the Company has a number of supply contracts whereby it undertakes to supply certain customers with steel products during 2003. Noncompliance by the Company could result in the merchandise being rejected and/or returned with no responsibility for the supplier.

      Contingent liabilities -

      (c) Pacific Steel, Inc (PS) (a US wholly owned subsidiary) has been sued regarding the generation, storage, transportation and disposal of materials classified as hazardous waste by the California government. The Company has appealed against these claims; however, it cannot currently predict what the outcome of this matter will be. Consequently, and due to the imminent expropriation of the land where PS conducts its operations, during the year ended December 31, 2002 PS recorded its land at realizable value, based on the appraisal made by independent appraisers. This resulted in a $19,837 ($19,750, historical) decrease in the value of the land and a charge to income by the same amount. Furthermore, because the price the authorities are willing to pay for the land is equal to the land's value less its clean up expenses and costs incurred, at December 31, 2002 PS recognized a 816,877 dollars ($8,424) provision for clean up expenses.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (d) The Federal Bureau of Environmental Protection (PROFEPA) required CSC to dispose of the excess dust generated during its production process. PROFEPA accepted a proposal from CSC to comply with the agency's requirements by September 2000. At December 31, 2001 CSC has spent $33,688 ($30,528 historical) in disposing of the dust accumulated in prior years. At the date of issuance of these consolidated financial statements, the authority has not issued a final resolution regarding the corrective action taken by CSC.

      (e) On September 14, 2000, CSG filed an application before the "Administracion Local de Recaudacion de Grandes Contribuyentes" (Local Tax Collection Office for Major Taxpayers) to decrease its estimated income taxes. However, three months after the filing, the authorities had not responded. Therefore, on July 13, 2001 CSG filed fictitious denial nullification proceedings before the "Sala Regional de Occidente del Tribunal Federal de Justicia Fiscal y Administrativa" (Regional Occidental Court of the Federal Tax and Administrative Court of Justice). However, this court claimed lack of jurisdiction. On August 27, 2002 the "Sala Superior del Tribunal de Justicia Fiscal y Administrativa" (Superior Courtroom of the Tax and Administrative Court of Justice) sitting in banc resolved that the court with jurisdiction to hear and determine the case is the "Decimo Primera Sala Regional Metropolitana" (Eleventh Regional Metropolitan Courtroom) of the aforementioned Court. In the opinion of the Company's management and its legal counsel, there are reasonable defense elements to obtain a favorable resolution for CSG.

      (f) On October 12, 2000, the "Administracion Local de Recaudacion de Guadalajara Sur" (Local Tax Collection Office in South Guadalajara), notified the Company that it rejected the offsetting of asset tax paid in the ten previous years against 1999 income taxes, and determined a tax liability of $25,806. On January 24, 2001, CSG filed nullification proceedings before the "Primera Sala Regional de Occidente del Tribunal Federal de Justicia Fiscal y Administrativa" (First Regional Occidental Court of the Federal Tax and Administrative Court of Justice). Nonetheless, on January 31, 2001, CSG was notified that the First Regional Court decided to decline the lawsuit; consequently, the Company filed a complaint recourse that was determined to be unfounded by the above-mentioned court. Therefore, on October 29, 2001, CSG filed relief proceedings against such resolution, which was forwarded to the "Tercer Tribunal Colegiado de Materia Administrativa en el Tercer Circuito" (Third Court on Administrative Matters of the Third Circuit) located in Guadalajara, Jalisco. On February 12, 2002, this Court ruled in favor of CSG indicating that the First Regional Occidental Court of the Federal Tax and Administrative Court of Justice will have to admit the lawsuit filed on January 24, 2001. In the opinion of the Company's management and its legal counsel, there are reasonable defense elements to obtain a favorable resolution for CSG.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (g) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

      (h) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

      (i) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions.

            Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

      (j) There is a contingent liability arising from the labor obligations mentioned in note 2i.

(13)  Subsequent events -

      (a) On January 13 and March 18, 2003, the Company made prepayments on the industrial mortgage loan amounting to 8,682,223 dollars and 3,129,261 dollars, respectively, plus interest (see note 13 (g)).

      (b) The merger between the Company and CSO referred to in note 1a took effect as of January 15, 2003. Also, as of such date, CSC assumed the Company's obligations and rights.

      (c) On February 13, 2003, SERSIM, ASIS ICH and Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. filed an appeal against the unconstitutionality of the tax substituting the salary credit, provided by the IT Law in effect as of January 1, 2002 and in force throughout fiscal 2003. The case has been handed over to the "Juzgado Tercero de Distrito en Materia Administrativa en el Estado de Jalisco" (Third District Court on Administrative Matters in Jalisco), which must issue the relevant admission agreement, after which evidence will be produced. In the opinion of the Company's management and its legal counsel, there are reasonable defense elements to obtain a favorable resolution for the companies.

      (d)   On  February  20, 2003 the  reverse  split of the total  outstanding
            shares,   mentioned  in  notes  1(f)  and  10(a)(ii)  was  effective simultaneously on the Mexican and New York Stock Exchanges.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      (e) At the Ordinary General Stockholders' Meeting held on March 26, 2003, the stockholders agreed to increase the variable capital stock in $214,326 issuing 14,691,936 common Series "B" shares, of which ICH paid and subscribed 12,317,605 shares plus 8 shares that were held in the company's Treasury through the capitalization of the Company's debt with ICH. The remaining 2,374,331 shares will be offered to the rest of the shareholders in order for them to exercise their preemptive rights to subscribe and pay for the new issue of stock on a prorate basis before they are issued to the public, after the National Banking and Securities Commission authorizes the updating of capital stock at the National Securities Registry.

      (f) On April 24, 2003, the Company received a notice from the "Administracion Central de Auditoria Fiscal Internacional" (Central International Fiscal Auditing Office) whereby the latter determines a tax liability in connection with the placement of debt abroad, documented by the issuance of the "New Notes" in fiscal 1998, 1999, 2000 and the months of January to June, 2001. The unpaid tax liability results from an alleged difference in the rate used for withholding interest payments abroad of 4.9% in the applicable rates of 10%, 15% and 40%, respectively. The unpaid amount is $29,886 (historical), plus restatement and surcharges of $30,090 and a 70% penalty of $25,002, for a total of $84,978. At the date of issuance of these financial statements, the Company is analyzing the steps it will follow to address this issue. In the opinion of the Company's management, there are reasonable defense elements to obtain a favorable resolution for the Company.

      (g) On May 15 and May 21, 2003 the Company made an installment and a prepayment on the industrial mortgage loan amounting to 1,423,329 dollars and 18,119,033 dollars respectively, plus interest.

(14)  Differences between Mexican and United States accounting principles:

      The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP.

      The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended. The following reconciliation to US GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

      Other significant differences between Mexican and US GAAP and the effects on consolidated net income (loss) and consolidated stockholders' equity are presented below, in thousands of constant Mexican pesos as of December 31, 2002, with an explanation of the adjustments.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Reconciliation of net income (loss):

                                                                               2002               2001               2000
                                                                           ------------       ------------       ------------
      Net income (loss) as reported under Mexican GAAP-                    $    118,072            242,269            (39,665)
        Minority  interest included in net income (loss)
           under Mexican GAAP                                                        (9)               (18)                 7
        Inventory indirect costs                                                 (3,596)             5,469                797
        Depreciation on restatement of machinery and
           equipment                                                            (42,888)           (51,770)           (59,999)
        Adjustment of land to net realizable value                              (30,052)                --                 --
        Accrued vacation costs                                                     (789)            (2,884)
                                                                                                                        2,723
        Deferred income taxes                                                    83,357            (44,062)            75,450
        Deferred employee profit sharing                                             20                388              7,081
        Loss from  monetary  position of deferred  asset
           effect under Mexican GAAP                                                 --                846              1,395
        Pre-operating expenses, net                                              10,037             23,079             23,079
        Amortization of gain from monetary position and
           exchange loss capitalized under Mexican GAAP
                                                                                  6,364              6,364              6,364
        Gain on extinguishment                                                       --            513,837                 --
                                                                           ------------       ------------       ------------
                Total approximate US GAAP adjustments                            22,444            456,856             51,290
                                                                           ------------       ------------       ------------
      Approximate net income under US GAAP                                 $    140,516            699,125             11,625
                                                                           ============       ============       ============
      Weighted average outstanding basic                                     99,967,222         54,816,134         20,715,044
      Potential shares from convertible debt                                         --                 --         24,642,601
                                                                           ------------       ------------       ------------
      Weighted average shares outstanding                                    99,967,222         54,816,134         45,357,645
                                                                           ============       ============       ============
                Net earnings per share                                     $       1.40              12.75               0.47
                                                                           ============       ============       ============
                Diluted earnings per share                                 $         --                 --               0.56
                                                                           ============       ============       ============

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Reconciliation of stockholders' equity:

                                                                                  2002              2001              2000
                                                                              -----------       -----------       -----------
      Total stockholders' equity reported under
        Mexican GAAP                                                          $ 3,594,678         2,934,134         1,189,930

        Minority interest included in stockholders'
           equity under Mexican GAAP                                                 (242)             (230)             (220)
        Inventory indirect costs                                                   13,261            16,857            11,388
        Restatement of machinery and equipment                                    684,098         1,278,571         1,096,431
        Accrued vacation costs                                                     (4,837)           (4,048)           (6,772)
        Deferred income taxes                                                     (83,805)         (293,064)         (213,607)
        Deferred employee profit sharing                                              408               388                --
        Pre-operating expenses                                                   (265,183)         (275,220)         (298,299)
        Amortization of gain from monetary position and
           exchange loss capitalized under Mexican GAAP                            44,544            38,180            31,817
        Gain from monetary position and exchange loss
           capitalized                                                           (224,174)         (224,174)         (224,174)
                                                                              -----------       -----------       -----------
                 Total approximate US GAAP adjustments                            164,070           537,260           396,564
                                                                              -----------       -----------       -----------

       Total approximate stockholders' equity under US GAAP                   $ 3,758,748         3,471,394         1,586,494
                                                                              ===========       ===========       ===========

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      A summary of changes in stockholders' equity, after the approximate US GAAP adjustments described above, is as follows:

                                                                Capital         Retained
                                                               Stock and        Earnings          Cumulative          Total
                                                                Paid-in       (Accumulated        Restatement     Stockholders'
                                                                Capital         Losses)             Effect           Equity
                                                               ----------     ------------        -----------     -------------
      Balances as of December 31, 2000                         $1,305,442         (693,597)          974,649         1,586,494

      Increase in capital stock                                 1,169,439               --                --         1,169,439

      Net comprehensive income                                         --          699,125            16,336           715,461
                                                               ----------       ----------        ----------        ----------
      Balances as of December 31, 2001                          2,474,881            5,528           990,985         3,471,394

      Increase in capital stock                                   279,500               --                --           279,500

      Net comprehensive income                                         --          140,516          (132,662)            7,854
                                                               ----------       ----------        ----------        ----------
      Balances as of December 31, 2002                         $2,754,381          146,044           858,323         3,758,748
                                                               ==========       ==========        ==========        ==========

      Minority interest-

      Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity on the consolidated balance sheet. For US GAAP purposes, minority interest in not included in stockholders' equity. Additionally, while the minority interest in consolidated earnings is included in the consolidated net income (loss) under Mexican GAAP, it is excluded under US GAAP.

      Restatement of prior year financial statements-

      In accordance with Mexican GAAP, prior year financial information of foreign subsidiaries must be restated using the inflation rate of the country in which the foreign subsidiary is located, then translated to pesos at the exchange rate as of year end. This procedure results in the presentation of prior year amounts representing the purchasing power of the respective currencies as of the end of the latest year presented.

      Under US GAAP, prior year financial information of foreign subsidiary and affiliated companies must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      This difference is not included in the GAAP  reconciliation  of net income
      (loss) and stockholders' equity, since its effect is not significant.

      Inventory costs-

      As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP, inventories have been valued under the full absorption cost method.

      Restatement of machinery and equipment-

      As explained in note 2, in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2002 and 2001 by applying devaluation and inflation factors of the country of origin.

      Under US GAAP, during 2002 and 2001 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

      Accordingly,  a reconciling  item for the difference in  methodologies  of
      restating   imported   machinery   and   equipment   is  included  in  the
      reconciliation of net income (loss) and stockholders' equity.

      Additionally, and as mentioned in note 12c, the Company adjusted the value of PS land at realizable value and due to of the difference in methodologies of restating mentioned in the previous paragraphs, the Company included a complement to the corresponding adjustment.

      Deferred income taxes and employee profit sharing-

      Beginning January 1, 2000, Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", went into effect, eliminating most of the differences with respect to US GAAP. Until 1999, under Mexican GAAP, deferred income taxes and employee profit sharing were determined by a partial liability method of accounting, wherein deferred effects were provided at the tax rate expected to be in effect upon reversal only for identifiable, non-recurring temporary differences that were expected to reverse within a defined period of time.

      The amount of deferred income taxes and employee profit sharing charged or credited to operations in each period for US GAAP was determined under Statement of Financial Accounting Standards (SFAS) No. 109 based upon the difference between the beginning and ending balances of the deferred assets or liabilities for each period, expressed in constant Mexican pesos.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

      The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities at December 31, 2002 y 2001 are present below:

                                                                            2002                               2001
                                                                 ---------------------------       ---------------------------
                                                                     IT              ESPS             IT               ESPS
                                                                 ----------       ----------       ----------       ----------
      Deferred tax assets:
         Allowance for doubtful receivables                      $    8,720               --           18,620               --
         Accrued expenses                                            11,095              408            6,618              388
         Advances from customers                                         --           11,039               --
         Net operating loss carryforwards                           421,954               --          479,300               --
         Recoverable AT                                             152,226               --          136,437               --
         Others                                                      72,840               --           67,852               --
                                                                 ----------       ----------       ----------       ----------
                Total gross deferred tax
                 assets                                             666,835              408          719,866              388

         Less valuation allowance                                   219,079               --          269,996               --
                                                                 ----------       ----------       ----------       ----------
                Net deferred tax assets                             447,756              408          449,870              388
                                                                 ----------       ----------       ----------       ----------
      Deferred tax liabilities:
        Inventories, net from the balance
          as of December 31, 1986 not yet
          deducted                                                  160,931               --          189,845               --
         Property, plant and equipment                            1,108,672               --        1,226,751               --
         Others                                                      28,218               --           23,407               --
                                                                 ----------       ----------       ----------       ----------
                Total gross deferred tax
                 liabilities                                      1,297,821               --        1,440,003               --
                                                                 ----------       ----------       ----------       ----------
                Net deferred tax liability                       $  850,065              408          990,133              388
                                                                 ==========       ==========       ==========       ==========

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      The deferred income taxes of $1,108,672 and $1,226,751 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2002 and 2001, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI, and for employee profit sharing reporting purposes, property, plant, and equipment and depreciation are computed on the historical cost basis.

      Pre-operating expenses-

      For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the new production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For US GAAP purposes, these items are expensed when incurred.

      Financial expense capitalized-

      Under Mexican GAAP, financial expense capitalized during the period required to bring property, plant and equipment into the condition required for their intended use, includes interest, exchange losses and gains from monetary position. Under US GAAP only interest expense is capitalized as part of the cost of such assets acquired with borrowings in foreign currencies, and interest, net of the related gain from monetary position, is capitalized as part the cost of assets acquired with borrowings in Mexican pesos.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Gain on extinguishment

      On February 7, 2001, the Company's Board of Directors approved the issuance of 492,852,025 shares of Series "B" variable capital stock in exchange for the extinguishment of debt amounting to 95,369,788 dollars. Under Mexican GAAP, the increase in stockholders' equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of 95,369,788 dollars to the Series "B" capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series "B" capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series "B" capital stock and the carrying amount of the extinguished debt is recognized as a gain in the Statement of Operations.

      Pension and other retirement benefits-

      The Company records seniority premiums based on actuarial computations as described in note 2.

      For purposes of determining seniority premium costs under US GAAP, the Company utilized SFAS No. 87. Adjustments to US GAAP for seniority premiums were not individually or in the aggregate significant for any period.

      SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions", requires accrual of post-retirement benefits other than pensions during the employment period. The Company does not provide its employees any post-retirement benefit subject to the provisions of SFAS No. 106.

      SFAS No. 112, "Employers' Accounting for Post-employment Benefits", requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. The Company does not provide these benefits either.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      For the year ended December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other post-retirement benefit obligations. The additional disclosures are as follows:

                                                            2002       2001
                                                          -------    -------
      Change in projected benefit obligation-
      Projected benefit obligation at beginning of year   $ 5,173      5,415
         Service cost                                         338        367
         Financial cost                                       220        242
         Actuarial gain (loss), net                           365        744
         Benefits paid                                       (732)    (1,595)
                                                          -------    -------
         Projected benefit obligation at end of year      $ 5,364      5,173
                                                          =======    =======

      Variable capital common stock-

      Stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either (i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company's shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is redeemable by the terms described above, such shares have been classified as a component of stockholders' equity in the consolidated balance sheet under both Mexican and US GAAP.

      Company's management believes the variable capital common stock represents permanent capital because the timing and pricing mechanism through which a shareholder would exercise the option to redeem are such that a shareholder, from the economic standpoint, would not exercise this option. At the time, a shareholder is required to give notice of redemption, the shareholder will not be able to know at what price the shares would be redeemed and would not expect the present value of the future redemption payment to equal or exceed the amount which would be received by the shareholder in a public sale.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Statement of cash flows-

      Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also requires that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations.

      SFAS No. 95, "Statement of Cash Flows", requires presentation of a statement of cash flows.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under US GAAP:

                                                                                 2002               2001               2000
                                                                              ---------          ---------          ---------
      Net income as reported under US GAAP                                    $ 140,516            699,125             11,625
      Add charges (deduct credits) to operations
       not requiring (providing) funds:
       Amortization of goodwill                                                      --                 --              2,063

       Depreciation and amortization                                            182,404            168,130            183,531
       Unrealized exchange (gain) loss                                           70,449            (75,884)            17,526
       Deferred income taxes                                                   (140,067)            38,861            (17,578)
       Deferred employee profit sharing                                             (20)              (388)            (7,081)
       Gain from monetary position                                                   --                 --           (238,870)
       Minority interest                                                              9                 18                 --
       Gain (loss) on disposal segments                                              --               (260)            22,401
       Adjustment of land realizable value                                       49,889                 --                 --
       Write-down for idle machinery                                             10,056                 --                 --
       Gain on extinguishment                                                        --           (513,837)                --
       Accrual for seniority premium                                                134                 --                 --
                                                                              ---------          ---------          ---------
       Funds provided by (used in) operations
                                                                                313,370            315,765            (26,383)
                                                                              ---------          ---------          ---------
      Net financing from (investing in)
        operating accounts:
        Trade receivables, net                                                  (92,395)            24,794             13,533
        Other accounts receivable and prepaid
          expenses                                                                6,583            (14,058)           (30,428)
        Inventories                                                               2,347             (5,549)             1,294
        Accounts receivable from related parties
                                                                                     --                 --              7,942
        Accounts payable and accrued expenses
                                                                                106,369           (127,328)            41,792
        Accounts payable to related parties                                      30,677            142,422                 --
                                                                              ---------          ---------          ---------
                                                                                 53,581             20,281             34,133
                                                                              ---------          ---------          ---------
      Approximate net resources generated by
       operations under US GAAP                                               $ 366,951            336,046              7,750
                                                                              =========          =========          =========

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)

                                                                                 2002               2001               2000
                                                                              ---------          ---------          ---------
      Financing activities under Mexican GAAP                                 $(229,414)          (419,686)          (536,335)
          Decrease in debt due to restatement to
             constant Mexican pesos                                              31,089             65,444            (17,526)
          Exchange gain (loss)                                                  (70,449)            75,884            286,254
                                                                              ---------          ---------          ---------
      Approximate net resources used in financing
       activities under US GAAP                                               $(268,774)          (278,358)          (267,607)
                                                                              =========          =========          =========
      Net resources (used in) generated by
       investing activities under Mexican GAAP-                               $ (43,102)           (56,774)             9,870
       Restatement of non-current inventories                                    (5,462)            (4,095)            (8,098)
       Other non-cash investing activities                                       19,342             13,243             16,429
                                                                              ---------          ---------          ---------
      Approximate net resources (used in) generated
       by investing activities under US GAAP                                  $ (29,222)           (47,626)            18,201
                                                                              =========          =========          =========

      Net resources used in operating activities include cash payments for interest and income taxes as follows:

                                           2002         2001         2000
                                         -------      -------      -------
      Total interest paid                $47,714      317,879      374,234
                                         =======      =======      =======
      Income taxes paid                  $11,496       95,411       35,344
                                         =======      =======      =======

      Accounting for the impairment of long-lived assets and for long lived assets to be disposed of-

      In 1996 the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived assets to be Disposed of" (superseded by SFAS 144 "Accounting for the impairment on disposal of Long-lived Assets"). This statement provides guidance for the recognition and measurement of the impairment of the long-lived assets, certain identifiable intangibles and goodwill related to both assets to be held and used and assets to be disposed of. The effect of this accounting policy was included in the credit (provision) for loss on disposal of segments.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      Earnings per share-

      Under the guidelines of SFAS No. 128, "Earnings per Share", the Company is required to calculate basic earnings per share, which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The Company is also required to compute diluted earnings per share, which is similar to basic earnings per share, except that the number of shares is increased to include the number of additional shares that would have been outstanding if dilutive potential common shares had been issued. In addition and for US GAAP purposes, the weighted average shares outstanding were calculated giving rise to the reverse split effect mentioned in note 13 (d) at December 31, 2002, 2001 and 2000.

(15)  Newly Issued Accounting Pronouncements under US GAAP

      In June 2001, FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against a corresponding asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial statements.

      In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2002)


      In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed balance sheets as of December 31, 2002 and 2001
(Stated in thousands of constant Mexican pesos as of December 31, 2002)

Assets:                                                  2002           2001
                                                     -----------    -----------
Current assets:
    Cash and cash equivalents                        $       137             86
    Accounts receivable from related parties, net        463,134        149,648
    Other accounts receivable, net                            97            309
                                                     -----------    -----------
         Total current assets                            463,368        150,043

Accounts receivable from related parties long term     1,577,512      1,580,176

Investment in subsidiary companies                     1,575,314      1,223,278

Other assets                                               3,711          4,025
                                                     -----------    -----------
                                                     $ 3,619,905      2,957,522
                                                     ===========    ===========

Liabilities and Stockholders' equity:

Liabilities:
    Financial debt                                   $     3,114          4,851
    Other accrued expenses                                12,758          8,097
    Accounts payable to related parties                    9,597         10,670
                                                     -----------    -----------
         Total current liabilities                        25,469         23,618

Stockholders' equity:
    Capital stock                                      2,630,014      2,350,514
    Additional paid-in capital                           599,658        599,658
    Retained earnings                                  1,280,600      1,162,537
    Cumulative deferred income taxes                    (796,386)      (796,386)
    Equity restatement                                  (119,450)      (382,419)
                                                     -----------    -----------
         Total stockholders' equity                    3,594,436      2,933,904
                                                     -----------    -----------
                                                     $ 3,619,905      2,957,522
                                                     ===========    ===========

    See accompanying note and notes to consolidated financial statements.

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed statements of operations
Years ended December 31, 2002, 2001 and 2000
(Stated in thousands of constant Mexican pesos as of December 31, 2002)

                                                2002        2001         2000
                                             ---------   ---------    ---------
Equity in results of subsidiary companies    $  89,076     205,472       (1,348)
Adminitrative expenses                          (5,510)     (3,591)          --
Financial income                                36,081      21,691          547
Other income (expenses), net                     1,546      35,706      (11,467)
                                             ---------   ---------    ---------
      Income (loss) before taxes               121,193     259,278      (12,268)

Provision for asset tax and deferred
   income taxes                                  3,130      17,027       12,615
                                             ---------   ---------    ---------
      Income (loss) from continuing
        operations                             118,063     242,251      (24,883)

Discontinued operations:
   Equity in results of subsidiary
     companies of discontinued segments             --          --        7,626
   Provision for loss on disposal of
     segments, net of fees                          --          --      (22,401)
                                             ---------   ---------    ---------
                                                    --          --      (14,775)
                                             ---------   ---------    ---------
      Net income (loss)                      $ 118,063     242,251      (39,658)
                                             =========   =========    =========

See accompanying note and notes to consolidated financial statements.

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed statements of changes in financial position
Years ended December 31, 2002, 2001 and 2000
(Stated in thousands of constant Mexican pesos as of December 31, 2002)

                                                          2002          2001          2000
                                                       ----------    ----------    ----------
   Net income (loss)                                   $  118,063       242,251       (39,658)
   Add charges (deduct credits) to operations
     not requiring (providing) funds:
     Equity in results of subsidiary companies            (89,076)     (205,472)       (6,279)
     Credit (provision) for loss on disposal
       of segments                                             --            --        22,401
     Deferred income taxes                                  3,130         3,640        (3,779)
                                                       ----------    ----------    ----------
       Funds provided by (used in) operations              32,117        40,419       (27,315)

   Changes in current assests and liabilities            (319,008)     (143,088)       60,660
                                                       ----------    ----------    ----------
       Funds (used in) provided by operating
         activities                                      (286,891)     (102,669)       33,345

Financing activities:
   Increase in capital stock                              279,500     1,083,618            --
   Aditional paid-in capital                                   --       599,658            --
   Convertible debt                                            --    (1,009,654)    1,004,000
   Exchange gain (loss)                                       419          (282)        5,800
   Payment of financial debt                               (1,960)       (1,151)      (31,132)
   Decrease in debt due to restatement to
     constant Mexican pesos                                  (196)         (286)       (3,364)
   Compania Siderurgica de Guadalajara, S.A. de C.V         2,664      (570,522)   (1,009,654)
                                                       ----------    ----------    ----------
       Funds provided by (used in)
         financing activities                             280,427       101,381       (34,350)

Investing activities- other noncurrent assets               6,515         1,176             6
                                                       ----------    ----------    ----------

       Increase (decrease) in cash an
         cash equivalents                                      51          (112)         (999)

Cash and cash equivalents at beginning of year                 86           198         1,197
                                                       ----------    ----------    ----------
Cash and cash equivalents at end of year               $      137            86           198
                                                       ==========    ==========    ==========

See accompanying note and notes to consolidated financial statements.

                                                                      SCHEDULE I

Grupo Simec, S.A. de C.V. (Parent Company Only)
For the years ended December 31, 2002, 2001 and 2000
(Stated in thousands of constant Mexican pesos as of December 31, 2002)

1.    Organization of the company and certain other information:

      The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

      Information with respect to the Company's material contingencies and guarantees is presented in notes 7 and 12 of the consolidated financial statements.

                      [This page intentionally left blank.]

                          THE REPORT OF ARTHUR ANDERSEN
                     IS A COPY OF A PREVIOUSLY ISSUED REPORT
            AND SUCH REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN

Translation of a report originally issued in Spanish

(See Note 1 to the financial statements)

To the Stockholders of
Grupo Simec, S. A. de C. V.,

We have audited the accompanying consolidated balance sheets of GRUPO SIMEC, S.
A. DE C. V. (a Mexican corporation) AND SUBSIDIARIES (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income
(loss), changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in notes 2 and 12 to the accompanying consolidated financial statements, during 2000 the following events occurred:

1. On February 7, 2000, the Board of Directors of Grupo Sidek, S. A. de C. V. (Sidek), holding company, approved a financial restructuring, which included the capitalization of the Company's liabilities and the sale of the Company's shares by Sidek.

      Therefore, as described in note 2(g) on August 25, 2000, the Company and its bank creditors formalized the restructuring of its debt. The restructuring includes, among other things, (i) a two year extension with respect to the maturity of US$119.7 million of debt, from 7 to 9 years, with a final maturity in November 2009 and a 0.75% increase in the interest rate applicable to such debt, (ii) an agreement under which Grupo Simec, S. A. de C. V. assumed US$93 million of debt of Compania Siderurgica de Guadalajara, S. A. de C. V., the Company's principal operating subsidiary, and (iii) at the election of the Company, the capitalization at repayment of the debt mentioned in (ii), plus the interest accrued, with a maturity date of either May 15, 2001, or the date on which Sidek sells the shares of the Company.

      Also, on December 22, 2000, Sidek agreed to sell to Industrias CH, S. A. de C. V. (ICH), 200,995,159 Series "A" shares and 547,913,326 Series "B"
      shares of the Company, which would include 492,852,025 shares resulting from the capitalization of the debt as described in the preceding paragraph. On March 29, 2001 Sidek consummated the sale of its entire controlling interest in the Company to ICH and, in conjunction therewith, ICH acquired additional common shares of the Company held by certain bank creditors that converted approximately US$95 million common shares of the Company. As a result, ICH now holds an approximate 82.5% interest in the Company. As a result of the acquisition by ICH of the controlling interest in the Company, on April 9, 2001 the Company commenced an offer to purchase all outstanding New Notes at a price of 100% of their principal amount plus accrued interest through the date of redemption.

2. As described in Note 2(f), on December 27, 2000, the Company paid US$4 million of principal and accrued interest to the holders of the medium-term notes who filed a lawsuit in 1998 against the Company and Sidek. As a result, the uncertainty related to this prior contingent liability has been eliminated.

3. As mentioned in Note 2, during 2000 the Company adopted the regulations of the modified Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". As explained in such note, the adoption of this new accounting principle required the recognition of a long-term liability and a decrease in the stockholders' equity of $724,610,000 and the provision for income taxes for the year increased by $55,543,000 ($52,449,000 and $3,094,000 for the continued and discontinued operations, respectively), for the deferred effect of the year. Also a credit to the accumulated effect from holding nonmonetary assets of $109,919,000 was recorded.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with the accounting principles generally accepted in Mexico but do not conform with the accounting principles generally accepted in the United States (US GAAP). A description of these differences and a reconciliation of consolidated net income (loss) and stockholders' equity to US GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the US GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 19.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S. A. de C. V. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

Guadalajara, Jalisco, Mexico
  March 2, 2001, except with respect to
  the matters discussed in Notes 8 and 18, as to which the date is April 9, 2001


                                      F-2A

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated balance sheets as of December 31, 2000 and 1999
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Assets
                                                   2000          1999
                                                   ----          ----

Current assets:
  Cash and cash equivalents-
     Unrestricted                               $  105,837    $  375,119
     Restricted                                     10,210        13,834
                                                ----------    ----------
                                                   116,047       388,953

Accounts receivable-
     Trade                                         348,007       392,518
     Affiliated companies and related parties       43,667        47,176
     Others                                         50,124        30,287
                                                ----------    ----------
                                                   441,798       469,981
Less-Allowance for doubtful accounts                53,411        41,765
                                                ----------    ----------

     Total accounts receivable                     388,387       428,216

  Inventories                                      266,245       328,718

  Prepaid expenses                                   2,817         3,696
                                                ----------    ----------
       Total current assets                        773,496     1,149,583

Noncurrent inventories                              87,993        89,251

Property, plant and equipment                    3,650,315     3,998,295

Other assets                                       278,335       300,032
                                                ----------    ----------
                                                $4,790,139    $5,537,161
                                                ==========    ==========

Liabilities and stockholders' equity
                                                   2000          1999
                                                   ----          ----

Current liabilities

  Financial debt and current portion of
    long-term debt                              $  738,531    $ 389,636
  Accounts payable and accrued liabilities         317,221       307,731
  Affiliated companies                              38,881        18,820
  Income and asset taxes                               --         18,453
  Deferred income taxes                                --            458
  Employee profit sharing                            1,028           455
                                                ----------    ----------

         Total current liabilities               1,095,661       735,553

Long-term debt                                   1,023,896     2,764,893
Grupo Sidek, S. A. de C. V.                            --         27,450
Deferred income taxes                              668,406         2,520
Other accounts payable                               8,912         8,172
                                                ----------    ----------

      Total long-term liabilities                1,701,214     2,803,035
                                                ----------    ----------
      Total liabilities                          2,796,875     3,538,588

  Convertible debt                                 914,949           --

Stockholders' equity:
  Capital stock                                  1,148,062     1,148,062
  Retained earnings                                833,964       869,901
  Effect of restatement of stockholders'
    equity                                        (182,224)      (48,380)
  Accumulated effect of deferred income taxes     (721,686)          --
                                                ----------    ----------
                                                 1,078,116     1,969,583
  Minority interest                                    199        28,990
                                                ----------    ----------
      Total stockholders' equity                 1,078,315     1,998,573
                                                ----------    ----------
                                                $4,790,139    $5,537,161
                                                ==========    ==========

The accompanying notes are an integral part of these consolidated balance sheets

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated  statements of income (loss)
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000 except per share amounts)

                                                                              2000            1999            1998
                                                                              ----            ----            ----

Net sales                                                                  $2,202,955      $2,339,518      $2,740,647

Direct cost of sales                                                        1,455,387       1,465,658       1,794,969
                                                                           ----------      ----------      ----------
         Marginal profit                                                      747,568         873,860         945,678

Indirect manufacturing, selling, general and administrative expenses          488,058         487,816         524,900
                                                                           ----------      ----------      ----------
         Operating income                                                     259,510         386,044         420,778

Financial income (expense):
         Interest expense                                                    (334,260)       (342,475)       (417,943)
         Interest income                                                       27,061          35,584          35,685
         Exchange gain (loss) net                                             (15,495)        123,103        (745,229)
         Gain on monetary position                                            219,049         351,071         598,521
                                                                           ----------      ----------      ----------
                                                                             (103,645)        167,283        (528,966)

Other expenses, net                                                           (58,018)        (17,154)        (24,916)
                                                                           ----------      ----------      ----------
         Income (loss) before taxes and employee profit sharing                97,847         536,173        (133,104)

Provisions for:
         Income taxes                                                          25,588         203,986          39,134
         Deferred income taxes                                                 52,449            (458)           (514)
         Application of tax loss carryforwards                                     --        (162,341)        (29,312)
         Asset taxes                                                           41,179          18,140          33,233
         Employee profit sharing                                                1,186             112              39
         Recoverable asset tax benefit                                             --         (12,380)             --
                                                                           ----------      ----------      ----------
                                                                              120,402          47,059          42,580
                                                                           ----------      ----------      ----------
         Income (loss) from continuing operations                             (22,555)        489,114        (175,684)

Discontinued operations:

         Income from discontinued operations                                    6,911           7,305           8,855
         Loss (gain) on disposal of subsidiaries, net of expenses
           and other fees                                                     (20,300)        (10,896)         33,488
                                                                           ----------      ----------      ----------
                                                                              (13,389)         (3,591)         42,343
                                                                           ----------      ----------      ----------
         Net income (loss) for the year                                    $  (35,944)     $  485,523      $ (133,341)
                                                                           ==========      ==========      ==========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated statements of income (loss)
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000 except per share amounts)


                                                                      2000               1999              1998
                                                                      ----               ----              ----

Net income (loss) applicable to:
     Majority interest                                           $    (35,937)     $     484,479      $   (134,800)
     Minority interest                                                     (7)             1,044             1,459
                                                                 ------------      -------------      ------------
       Net income (loss) for the year                            $    (35,944)     $     485,523      $   (133,341)
                                                                 ============      =============      ============

Majority income (loss) per share:
     Weighted average shares outstanding basic                    414,300,890        414,300,890       414,300,890
     Potential shares from convertible debt                       492,852,025        492,852,025       492,852,025
                                                                 ------------      -------------      ------------
     Weighted average shares outstanding diluted                  907,152,915        907,152,915       907,152,915
                                                                 ============      =============      ============

         Basic-
              Income (loss) per share from continuing
                operations                                       $      (0.05)     $        1.18      $      (0.42)
                                                                 ============      =============      ============
              Income (loss) per share from discontinued
                operations                                       $      (0.03)     $        0.01      $      (0.10)
                                                                 ============      =============      ============
         Diluted-

              Income (loss) per share from continuing
                operations                                       $        N/A      $        0.50      $        N/A
                                                                 ============      =============      ============
              Income (loss) per share from discontinued
                operations                                       $        N/A      $        0.00      $        N/A
                                                                 ============      =============      ============

 The accompanying notes are an integral part of these consolidated statements.


                                      F-4A

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated statements of changes in stockholders' equity
For the years  ended  December  31,  2000,  1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                    Retained Earnings
                                                ------------------------------
                                                                                 Effect of    Accumulated
                                                             Income             Restatement    Effect of
                                                             (Loss)                 of         Deferred                   Total
                                    Capital      Prior      for the            Stockholders'    Income      Minority   Stockholders'
                                     Stock      Periods      Year      Total      Equity         Taxes      Interest     Equity
                                   ----------   --------   --------   -------- ------------   -----------   --------   -----------

Balance as of December 31, 1997    $1,148,062   $222,066   $298,156   $520,222   $ 518,075    $      --      $34,159   $2,220,518

   Transfer to retained earnings           --    298,156   (298,156)        --          --           --           --           --
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
                                    1,148,062    520,222         --    520,222     518,075           --       34,159    2,220,518
   Recognition of the effects of
     inflation                             --         --         --         --      41,770           --       (5,334)      36,436
   Net income (loss) for the year          --         --   (134,800)  (134,800)         --           --        1,459     (133,341)
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
     Comprehensive loss                    --         --   (134,800)  (134,800)     41,770           --       (3,875)     (96,905)
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
Balance as of December 31, 1998     1,148,062    520,222   (134,800)   385,422     559,845           --       30,284    2,123,613

   Transfer to retained earnings           --   (134,800)   134,800         --          --           --           --           --
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
                                    1,148,062    385,422         --    385,422     559,845           --           --    2,123,613
   Recognition of the effects of
     inflation                             --         --         --         --    (608,225)          --       (2,338)    (610,563)
   Net income for the year                 --         --    484,479    484,479          --           --        1,044      485,523
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
     Comprehensive loss                    --         --    484,479    484,479    (608,225)          --       (1,294)    (125,040)

Balance as of December 31, 1999     1,148,062    385,422    484,479    869,901     (48,380)          --       28,990    1,998,573

   Transfer to retained earnings           --    484,479   (484,479)        --          --           --           --           --
   Initial recognition of
     accumulated effect of
     deferred income taxes                 --         --         --         --          --     (721,686)      (2,924)    (724,610)

   Decrease of minority interest
     from the sale of shares of
     subsidiary companies                  --         --         --         --          --           --      (24,963)     (24,963)
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
                                    1,148,062    869,901         --    869,901     (48,380)    (721,686)       1,103    1,249,000
   Recognition of the effects of
     inflation                             --         --         --         --    (133,844)          --         (897)    (134,741)
   Net loss for the year                   --         --    (35,937)   (35,937)         --           --           (7)     (35,944)
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
   Comprehensive loss                      --         --    (35,937)   (35,937)   (133,844)          --         (904)    (170,685)
                                   ----------   --------  ---------   --------   ---------   ----------      -------   ----------
Balance as of December 31, 2000    $1,148,062   $869,901  $ (35,937)  $833,964   $(182,224   $ (721,686)     $   199   $1,078,315
                                   ==========   ========  =========   ========   =========   ==========      --=====   ==========


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated  statements  of changes in  financial  position
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant  Mexican pesos as of December 31, 2000)

                                                                              2000          1999         1998
                                                                              ----          ----         ----
Operating activities:

     Net income (loss) for the year                                        $ (35,944)    $ 485,523    $(133,341)
     Add (deduct)- Items that do not require (provide) the use of funds:
        Amortization of goodwill                                               1,870         7,371        1,179
        Depreciation and amortization                                        138,611       158,287      179,640
        Deferred income taxes                                                 52,449          (458)        (514)
        Gain (loss) on disposal of segments                                   20,300        10,896      (37,050)
                                                                            --------      --------     --------
           Net resources generated by income (loss)                          177,286       661,619        9,914
                                                                            --------      --------     --------
     Changes in current assets and liabilities:
        Trade accounts receivable, net                                        41,477        43,558       64,460
        Inventories                                                           25,924        58,927       45,310
        Affiliated companies                                                   6,548         9,028       49,076
        Other accounts receivable and prepaid expenses                       (25,300)        4,941       (8,676)
        Accounts payable and accrued liabilities                               9,899        10,289      (51,849)
                                                                            --------      --------     --------
                                                                              58,548       126,743       98,321
                                                                            --------      --------     --------
           Net resources generated by operating activities                   235,834       788,362      108,235

Financing:
     Convertible debt                                                         51,949            --           --
     Exchange (gain) loss                                                     15,882      (116,263)     682,155
     Payment of financial debt                                              (295,195)       (5,908)    (231,354)
     Decrease in debt due to restatement in constant Mexican pesos          (259,403)     (407,071)    (585,515)

     Payment of (increase in) other liabilities                                  740        (1,281)      (4,741)
                                                                            --------      --------     --------
        Net resources used in financing activities                          (486,027)     (530,523)    (139,455)

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                                  2000           1999          1998
                                                                  ----           ----          ----
Investing:
    Noncurrent inventories                                         1,258         16,950       (16,708)
    Sale of shares of subsidiary companies                        57,561             --       207,142
    Acquisition of property, plant and equipment, less
      net book value of retirements                              (34,988)       (88,309)      (51,945)
    Other                                                        (14,887)       (52,053)      (66,804)
                                                               ---------      ---------     ---------
          Net resources generated by (used in)
            investing activities                                   8,944       (123,412)       71,685
                                                               ---------      ---------     ---------
          Net increase (decrease) in cash and
            cash equivalents                                    (241,249)       134,427        40,465

Cash and cash equivalents at the beginning of the year           388,953        254,526       215,244

       Cash and cash equivalents at the beginning of
         the year of subsidiary companies sold                   (31,657)            --        (1,183)
                                                               ---------      ---------     ---------
Cash and cash equivalents at the end of the year               $ 116,047      $ 388,953     $ 254,526
                                                               =========      =========     =========

              The accompanying notes are an integral part of these
                          consolidated balance sheets.


                                      F-6A

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

1     Explanation added for translation into English:

The accompanying financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the United States (US GAAP).

The principal differences between Mexican GAAP and US GAAP are described in Note 19 together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders' equity.

2 Operations, major events, basis of presentation and summary of significant accounting policies:

Operations and major events-

Grupo Simec, S. A. de C. V. and its subsidiaries (the Company) are indirect subsidiaries of Grupo Sidek, S. A. de C. V. (Sidek) and are mainly engaged in the manufacturing and sale of steel products, primarily for the use in the construction sector of Mexico and other countries.

During 2000, 1999 and 1998, the following major events occurred:

(a) Beginning on March 30, 1998, Sidek and certain of its subsidiaries (excluding the Company) and their creditors entered into debt restructuring agreements. In accordance with these agreements, Sidek is obligated to sell all of its assets within a term of five years and to deposit all resulting proceeds in a trust. Pursuant to the restructuring, as amended on March 30, 2000, Sidek agreed to sell assets representing 65%, 85% and 100% of the determined reorganization value by March 31, 2001, 2002 and 2003, respectively. Failure to comply with these provisions will constitute an event of default under the restructuring agreements.

      On December 22, 2000, Sidek agreed to sell to Industrias CH, S. A. de C.
      V. (ICH), 200,995,159 Series "A" shares and 547,913,326 Series "B" shares of the Company, which would include 492,852,025 shares resulting from the capitalization of the debt described in paragraph (g) below.

(b) In June 1999 the Company was relieved of its guarantee of debt of Sidek amounting to US$170 million, plus interest.

(c) On July 17, 1997, as part of the restructuring process, the Board of Directors approved the disposition of the entire aluminum segment. The net income (loss) of the discontinued operation is included in the consolidated statements of income (loss) under the caption "discontinued operations". Revenues from such operations prior to its sale were $92,375 for the year ended December 31, 1998.

      In accordance with the Company's original estimates, the disposition of the aluminum segment would have generated a loss of approximately $185,492 ($110,436 at nominal value), which was recorded as a loss in the consolidated statement of income for the year ended December 31, 1996.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

      On June 3, 1998, the Company agreed to sell the shares of Aluminio Conesa,
      S. A. de C. V., the subsidiary company engaged in the aluminum business, to Industrias Nacobre, S. A. de C. V., a subsidiary of Grupo Carso, S. A. de C. V., for US$17.4 million. The sale of the shares resulted in a loss of $114,560, after giving effect to transaction costs. Accordingly, in the statement of income (loss) for the year ended December 31, 1998, a credit of $33,488 was recorded for the cancellation of the excess in the provision previously recorded in 1996.

(d)   During 1999, the Board of Directors approved the disposition of Estral, S.
      A. de C. V. (Estral), Moly-Cop Mexico, S. A. de C. V. and Simec Moly-Cop,
      S. A. de C. V. (the Moly-Cop). The net income of these discontinued operations is included in the consolidated statements of income (loss) under the caption "discontinued operations". Revenues from such operations were $131,995, $240,539 and $332,510, for the years ended December 31, 2000, 1999 and 1998, respectively.

      In accordance with the Company's original estimates, the disposition of these subsidiary companies would have generated a loss of approximately $10,896 ($10,000 at nominal value), which was recorded as a loss in the consolidated statement of income (loss) for the year ended December 31, 1999.

      On June 15, 2000, the Company agreed to sell to GS Industries Inc. (GS) shares representing 49% of the capital stock of the Moly-Cop, which represented 98% of the Company's equity participation in such subsidiary companies, for US$2.352 million, the remaining 2% was sold to GS in November 2000. The sale of the shares, after giving effect to the provision previously recorded, resulted in a loss of $2,280, which was recorded in the consolidated statement of income (loss) for the year ended December 31, 2000.

      On November 30, 2000, the Company agreed to sell to Contenedores Industrial Mezquital, S. A. de C. V. shares representing 100% of the capital stock of Estral, for US$3.5 million. The sale of the shares, after giving effect to the provision previously recorded, resulted in a loss of $18,020, which is shown in the consolidated statement of income (loss) for the year ended December 31, 2000.

      In order for the accompanying balance sheets as of December 31, 2000 and 1999 to be comparable, the assets and liabilities (other than intercompany balances eliminated in consolidation) of the continuing and the discontinued operations as of December 31, 2000 and 1999, are presented as follows:

                                                          2000          1999
                                                          ----          ----
 Assets

 Current assets:
      Cash and cash equivalents                        $  116,047    $  357,296
      Accounts receivable                                 388,387       391,746
      Inventories                                         266,245       303,043
      Prepaid expenses                                      2,817         3,696
      Current assets of discontinued operations                --        93,802
                                                       ----------    ----------
                                                          773,496     1,149,583

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                          2000          1999
                                                          ----          ----

 Noncurrent Inventories                                    87,993        89,251

 Property, plant and equipment, net:
      Continuing operations                             3,650,315     3,947,103
      Discontinued operations                                  --        62,088
      Provision for loss on discontinued operations            --       (10,896)
                                                       ----------    ----------
                                                        3,650,315     3,998,295
 Other assets:
      Continuing operations                               278,335       299,811
      Discontinued operations                                  --           221
                                                       ----------    ----------
                                                          278,335       300,032
                                                       ----------    ----------
          Total assets                                 $4,790,139    $5,537,161
                                                       ==========    ==========

 Liabilities

 Current liabilities:
      Financial debt and current portion of
        long-term debt                                 $  738,531    $  389,636
      Accounts payable and accrued liabilities            317,221       295,136
      Affiliated companies                                 38,881        15,826
      Income and asset taxes                                   --        16,767
      Deferred income taxes                                    --           458
      Employee profit sharing                               1,028           120
      Current liabilities of discounted operations             --        17,610
                                                       ----------    ----------
                                                        1,095,661       735,553

 Long-term debt                                         1,023,896     2,764,893
 Grupo Sidek, S. A. de C. V.                                   --        27,450
 Deferred income taxes                                    668,406         2,520
 Other accounts payable                                     8,912         8,172
                                                       ----------    ----------
                                                        1,701,214     2,803,035
                                                       ----------    ----------
              Total liabilities                        $2,796,875    $3,538,588
                                                       ==========    ==========
 Convertible debt                                      $  914,949    $       --
                                                       ==========    ==========

(e) During the fourth quarter of 1998, the Company filed a claim with its insurer, Grupo Nacional Provincial, regarding the recovery of damages in connection with some of the Company's equipment. During 1999, a payment of US$1,726,389 was received, which was recorded in the consolidated statement of income (loss) for the year ended December 31, 1999.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

(f) On October 22, 1997 and August 17, 1998, Compania Siderurgica de Guadalajara, S. A. de C. V. (CSG), the Company's principal operating subsidiary, commenced offerings to the holders of medium-term notes (MTN's) issued by Grupo Simec, S. A. de C. V. (Simec) to exchange at par value their notes for new CSG notes (New Notes), with revised terms and conditions. At December 31, 1999, 94.7% of the MTN's had been exchanged. Due to the fact that Simec had not paid the scheduled principal and interest to the holders who had not exchange their MTN's for the New Notes, as mentioned in Note 12, in August 1998 a lawsuit was filed against the Company by the holders of US$2,955,000 of the MTN's, demanding the payment of principal, accrued interest and related costs, all of which had been accrued based on Company estimates. Finally as a result of the judgement, on December 27, 2000, Simec paid approximately US$4 million for principal and interest to the holders who filed the lawsuit. At December 31, 2000, the holders of US$622,000 have not exchanged their MTN's and as of the date of issuance of these consolidated financial statements Simec has not paid the corresponding scheduled interest, which amounts to approximately US$287,000.

(g) On August 25, 2000, the Company and its bank creditors formalized the restructuring of its debt, which includes the following:

- A two-year extension with respect to the maturity of US$119,725,099 of debt, from 2007 to 2009, and a 0.75% increase in the interest rate applicable to such debt.

- As explained in Note 8, Simec assumed US$93,046,681 (US$90,156,963 of principal and US$2,889,718 of interest accrued at the date of the restructuring) of debt Class B of CSG. At the election of the Company, the capitalization at repayment of this debt, with a maturity date of either May 15, 2001, or the date on which Sidek sells the shares of the Company. The new interest rate for this portion of debt is 11.3125%.

(h) On January 1, 2000, all management personnel were transferred to a new subsidiary company, Servicios Simec, S. A. de C. V. Until December 31, 1999, such personnel were employed by Servicios Corporativos Palma, S. A. de C. V., an affiliated company, and the Company had an administrative service agreement with this affiliated company. This transfer was made through an employer substitution and no severance payments were required.

Geographic concentration of credit risk-

The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales and there were no significant accounts receivable due from a single customer or affiliate at December 31, 2000 and 1999. The Company performs evaluations of its customers' credit histories and establishes an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

Basis of presentation-

The consolidated financial statements have been prepared in accordance with Mexican GAAP, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

The National Consumer Price Index (NCPI) used to recognize the effects of inflation was:

                  December 31, 1997                    231.8860
                  December 31, 1998                    275.0380
                  December 31, 1999                    308.9190
                  December 31, 2000                    336.5960

Consolidation principles-

As part of the financial debt restructuring agreement entered into during 1997, CSG assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Simec controlled before the restructuring.

The main subsidiary of CSG is Compania Siderurgica de California, S. A. de C. V.
(CSC).

All significant intercompany balances and transactions have been eliminated in consolidation.

Significant accounting policies-

The preparation of these financial statements in conformity with Mexican GAAP requires management to make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While these estimates and assumptions could differ from actual results, management believes that they were adequate under the circumstances.

The significant accounting policies and practices followed by the Company that affect the principal captions of the financial statements are described below.

Change in accounting policy-

During 2000, the Company adopted the regulations of the new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The initial effect of the adoption of this bulletin was to record the deferred tax asset (liability) effect of income and asset taxes, based on the cumulative effect of temporary items as of January 1, 2000, as a long-term liability of $724,610. Also, the provisions for income and asset taxes for the year increased by $55,543 ($52,449 and $3,094 for continuing and discontinued operations), and a credit to the result for the year from holding nonmonetary assets of $109,919 was recorded for the portion of deferred taxes applicable to the items that were recorded in the result from holding nonmonetary assets. The result on monetary position resulting from the restatement of the initial balance of deferred income and asset taxes was reclassified against the nonmonetary items. The employee profit sharing provision did not change as there are no items which are likely to generate a future liability or benefit.

Income (loss) per share-

Basic income (loss) per share is computed by dividing the net majority income
(loss) from continuing operations by the weighted-average number of shares outstanding during each period. The basic per share effects of income or loss from discontinued operations have been determined by dividing those items by the corresponding number of shares determined as mentioned above.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Diluted income per share are determined by adding the yield attributable to convertible debt to the above-mentioned earnings, and to the weighted average outstanding shares the weighted average of convertible debt outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations issuance contract.

Cash and cash equivalents-

The Company considers short-term investments with original maturities not greater than three months to be cash equivalents. Cash equivalents include temporary investments and Mexican Government Treasury Bonds and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

As of December 31, 2000 and 1999, the Company holds restricted cash in the amount of US$1,066,637 and US$1,334,500, which will be used to purchase raw materials and machinery, respectively, on or before September 25, 2001, and March 13, 2000, respectively.

Inventories and direct cost of sales-

Inventories are originally stated at average direct cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market value and are determined as follows:

Billet, finished goods and          At the latest direct production cost of the
  work-in-process-                    month.

Raw materials-                      According to purchase prices prevailing in
                                      the market at the balance sheet date.

Materials, supplies and rollers-    At historical cost, restated by applying the
                                      steel industry inflation index.

The Company presents rollers and spare parts as noncurrent inventories, which according to historical data and production trends will not be used within a one-year period.

Direct cost of sales related to the sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

Property, plant and equipment-

Property, plant and equipment of domestic origin are restated by using factors derived from the NCPI from the date of their acquisition and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation is computed based upon the estimated useful life and the restated cost of each asset. In addition, financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through year-end and are amortized over the average depreciation period of the corresponding assets. During 2000, 1999 and 1998 no financial expense was capitalized.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Had imported machinery and equipment been restated by using factors derived from the NCPI from the date of their acquisition rather than by applying devaluation and inflation factors of the country of origin, the values determined for machinery and equipment would have increased by $993,578 and $822,758 as of December 31, 2000 and 1999, respectively, and depreciation expense would have increased by $54,371 and $39,396 during 2000 and 1999, respectively.

Other assets-

Organization and preoperating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through year-end, and amortization is calculated using the straight-line method over a period of 20 years. During 2000 and 1999, no preoperating expenses were capitalized.

At December 31, 2000 and 1999, capitalized preoperating expenses, net of accumulated amortization, amount to $270,310 and $291,224, respectively, and correspond basically to the start-up of the steel mini-mill in Mexicali, Baja California during 1994.

Seniority premiums and severance payments-

According to Federal Labor Law, employees are entitled to seniority premiums after 15 or more years of service. These premiums are recognized as expenses in the year in which the services are rendered, using actuarial calculations based on the projected unit credit method.

Any other payments to which employees may be entitled to in case of separation, disability or death are charged to operations of the period in which they become payable.

Pension plan-

Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions that were based on actuarial calculations. In December 1995, the Board of Directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund as of December 31, 2000 and 1999 amounted to $2,082 and $2,371, respectively, and will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions or retirements.

Income taxes and employee profit sharing-

As above mentioned, the Company adopted the new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which was effective beginning on January 1, 2000. Until December 31, 1999, the Company recorded deferred income taxes and employee profit sharing only for significant differences between tax and book income, for which there was a reasonable expectation that a tax liability or benefit may arise within a defined period and that were not of a recurring nature.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Foreign currency transactions and exchange differences-

All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the most recent balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15, "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the most recent balance sheet date.

- Nonmonetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

- Income and expense items at an appropriate weighted average exchange rate, except those derived from nonmonetary items, for which exchange rate of the corresponding items is used.

- The resulting foreign currency translation differences are included in financial income (expense) in the consolidated statements of income
      (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 and its amendments using the NCPI, where such effects are considered significant.

Gain on monetary position-

The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at year-end with the corresponding factor.

Statements of income (loss)-

Revenues and expenses which are associated with monetary items (trade receivables, cash, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

Expenses that are associated with nonmonetary items are restated through year-end by applying factors derived from the NCPI to the restated expense at the time incurred, as a function of the use or consumption of the nonmonetary item.

Restatement of capital stock and retained earnings-

This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when the capital stock contributions were made and earnings (losses) were generated (incurred) through the latest year-end.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Effect of restatement of stockholders' equity-

The effect resulting from restating stockholders' equity includes the accumulated effect from holding nonmonetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

Revenue recognition-

Revenues are recognized when the products are shipped or delivered to the customer and the customer assumes responsibility for the products.

Comprehensive loss-

Comprehensive loss is comprised of the net income (loss) for the period plus any gains or losses that according to specific accounting regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets.

3     Foreign currency exposure:

At December 31, 2000 and 1999, the Company's foreign currency denominated assets and liabilities are as follows:

                                                          Foreign Currency
                                                             (Thousands)
                                                       -----------------------
                                                          2000         1999
                                                       ----------   ----------
        Current assets:
             US dollars                                     3,501       21,762
                                                       ==========   ==========
        Current liabilities
             US dollars                                    88,049       46,954
                                                       ==========   ==========

             German marks                                     610           58
                                                       ==========   ==========

             Spanish pesetas                                3,009        3,009
                                                       ==========   ==========

        Noncurrent liabilities
             US dollars                                   106,971      267,117
                                                       ==========   ==========

        Convertible debt                                   95,584           --
                                                       ==========   ==========

        Net liability position in foreign currency,
          expressed in thousands of Mexican pesos      $2,751,214   $2,781,597
                                                       ==========   ==========

The exchange rate of the Mexican peso to the US dollar at December 31, 2000, 1999 and 1998 was $9.5722, $9.5143 and $9.8650, respectively. At March 2, 2001, the unaudited net liability position in foreign currency was similar to that at year-end and the exchange rate was $9.6688.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

In addition, at December 31, 2000 and 1999, the Company had no foreign currency exchange risk coverage instruments.

As of December 31, 2000 and 1999, the Company had inventories and machinery and equipment of foreign origin or whose replacement cost may only be denominated in US dollars as follows:

                                               Thousands of US Dollars
                                              -------------------------
                                               2000              1999
                                              -------           -------
     Inventories                                8,871             9,148
     Machinery and equipment                  183,004           185,996
                                              =======           =======

Foreign currency transactions, excluding imported machinery and equipment, for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                                    Thousands of US Dollars
                                           -----------------------------------
                                             2000           1999         1998
                                           -------       -------       -------
     Sales                                  22,930        29,010        35,114
     Purchases                             (25,867)      (26,868)      (33,350)
     Interest expense, net                  33,822)      (30,888)      (34,083)
     Other expenses                         (8,849)       (6,294)       (6,463)
                                           -------       -------       -------
     Net                                   (45,608)      (35,040)      (38,782)
                                           =======       =======       =======

The accompanying consolidated financial statements include the following assets and liabilities of subsidiaries that operate in the United States of America and in the Republic of Panama as follows:

                                                Thousands of US Dollars
                                                -----------------------
                                                  2000           1999
                                                -------        --------
     Current assets, excluding inventories          240          1,921
     Inventories                                     12             48
     Current liabilities                         (2,673)        (2,552)
                                                -------        -------
     Working capital deficit                    $(2,421)       $  (583)
                                                =======        =======
     Property, plan and equipment               $ 2,228        $ 2,318
                                                =======        =======
     Long-term liabilities                      $     4        $    21
                                                =======        =======

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

4     Affiliated companies and related-party balances and transactions:

Accounts receivable from affiliated companies and related parties result from the sale of finished goods, land, shares of a subsidiary and unsecured loans. Accounts payable to affiliated companies and related parties result from loans, inventory purchases and service expenses. Accounts receivable from and payable to affiliated companies and related parties resulting from loans generate interest computed based on the Mexican Government Treasury Bond rate, plus 0.5%.

Accounts receivable due from and payable to affiliated companies and related parties are summarized as follows:

                                                             2000          1999
                                                             ----          ----
  Accounts receivable-
     Industria Naval de Mazatlan, S. A. de C. V.           $ 2,920       $ 3,170
     Industria Naval de Pacifico, S. A. de C. V.             6,660         6,840
     Grupo Mak, S. A. de C. V.                              13,960        15,211
     Club de Precios, S.A. de C. V.                          7,881         8,587
     Industria Constructora del Noroeste, S. A. de C. V.     1,308         1,085
     Sergio Luis Gonzalez Melo                              10,057        10,958
     Other                                                     881         1,325
                                                           -------       -------
                                                           $43,667       $47,176
                                                           =======       =======

  Accounts payable
     Grupo Sidek, S. A. de C. V.                            38,011        14,329
     Promotora Mexicali, S. A. de C. V.                        133           144
     Sidek International, Inc.                                  96           104
     Other                                                     641         4,243
                                                           -------       -------
                                                           $38,881       $18,820
                                                           =======       =======

The account receivable from Grupo Mak, S. A. de C. V. is denominated in US dollars, bearing interest at an annual rate of 15%. The account receivable from Club de Precios, S. A. de C. V. is denominated in Mexican pesos, bearing interest at a variable interest rate. Due to the difficult financial situation of Grupo Mak, S. A. de C. V. and Club de Precios, S. A. de C. V., the Company has recorded an allowance of 100% of the accounts receivable. As a result of the above, beginning on January 1, 1999, the Company discontinued accruing the related interest income.

The account receivable from Sergio Luis Gonzalez Melo is denominated in Mexican pesos, does not bear interest, and due to the difficult financial situation of this related party, in 1998 the Company recorded an allowance of 100% of the account receivable, which is included in other expenses as indicated in Note 13.

Due to the difficult financial situation experienced by Industria Naval de Mazatlan, S. A. de C. V. and Industria Naval del Pacifico, S. A. de C. V., in 2000 the Company recorded an allowance of 100% of the accounts receivable, which is included in other expenses as indicated in Note 13.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

At December 31, 2000 and 1999, allowance for doubtful accounts includes $41,893 and $35,636 of accounts receivable from affiliated companies and related parties, respectively.

The following is a summary of the significant transactions carried out by the Company with affiliated companies and related parties for each period presented in the accompanying consolidated financial statements:

                                                   Year Ended December 31,
                                             ----------------------------------
                                                2000        1999         1998
                                             --------     --------     --------
Services produced and goods sold             $ 49,089     $    149     $ 38,920
                                             ========     ========     ========
Interest income, net                         $    367     $  1,432     $  1,843
                                             ========     ========     ========
Purchases of raw materials and services
  related to production                      $  3,055        4,389        6,173
                                             ========     ========     ========
Administrative service expense               $     --     $ 43,299     $ 45,384
                                             ========     ========     ========

5     Allowance for doubtful accounts:

                                                2000        1999         1998
                                             --------     --------     --------
Beginning balance                            $ 41,765     $ 49,287     $ 65,134
     Provisions                                15,080       (2,115)      14,881
     Write-offs and effect of inflation        (3,434)      (5,407)      (7,998)
     Disposal of aluminum segment            $     --           --      (22,730)
                                             --------     --------     --------
Ending balance                               $ 53,411     $ 41,765     $ 49,287
                                             ========     ========     ========

6     Inventories:

Inventories are comprised of the following:

                                                            2000         1999
                                                         ---------     --------

Billets                                                  $  18,069     $ 29,624
Raw materials                                               56,721       86,496
Work-in-process                                              8,174       12,550
Finished goods                                              62,357       58,383
Materials, supplies and rollers                             93,487      107,922
Goods in transit                                            18,861       15,534
Advances to suppliers and other                              8,576       18,209
                                                         ---------     --------
                                                         $ 266,245     $328,718
                                                         =========     ========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

As mentioned in Note 2, noncurrent inventories correspond to the rollers and spare parts that according to technical studies, historical data and production trends will not be consumed in the operating cycle of the Company (one-year).

Inventories secure the loans as discussed in Note 8.

7     Property, plant and equipment:

Property, plant and equipment are summarized as follows:

                                                       2000             1999
                                                    -----------     -----------
Buildings                                           $ 1,335,051     $ 1,365,638
Machinery and equipment                               2,879,639       3,263,875
Transportation equipment                                 40,651          41,363
Furniture and fixtures                                   28,366          44,354
                                                    -----------     -----------

              Total                                   4,283,707       4,715,230
Less-Accumulated depreciation                         1,160,767       1,281,868
                                                    -----------     -----------
Land                                                    341,957         351,221
Construction in progress                                 99,278         130,750
Idle machinery and equipment                             86,140          93,858
                                                    -----------     -----------
Less-Provision for loss on
  discontinued operations                                    --         (10,896)
                                                    -----------     -----------
                                                    $ 3,650,315     $ 3,998,925
                                                    ===========     ===========

The specific price level adjustment of a significant portion of certain imported machinery and equipment was lower than the NCPI since the inflation and devaluation factors of the country of origin were lower than Mexican inflation.

At December 31, 2000 and 1999, the useful lives of buildings and machinery and equipment are as follows:

                                                                    Years
                                                                   --------

                Buildings                                          15 to 50
                Machinery and equipment                            10 to 40


The industrial plant secures the loans as discussed in Note 8.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

8     Financial debt:

As of December 31, 2000 and 1999, the financial debt is comprised as follows:

                                                         2000            1999
                                                      ----------      ----------

Industrial mortgage debt                              $2,025,258      $2,256,436
New Notes                                                539,586         667,859
Medium-term notes                                          5,954          37,082
Long-term loans payable to banks                         106,578         193,152
                                                      ----------      ----------
                                                       2,677,376       3,154,529
Less-

     Current portion                                     738,531         389,636
     Convertible debt                                    914,949              --
                                                      ----------      ----------
                  Total                               $1,023,896      $2,764,893
                                                      ==========      ==========

Industrial mortgage debt-

On October 24, 1997, Simec and their creditors signed a financial debt restructuring agreement, under which CSG assumed virtually all of the outstanding debt of the Company. The renegotiated debt amounted to US$220,736,023, is divided in two classes, Class A and Class B, and bears interest at a floating rate equal to Libor plus a margin. Principal will be payable in sixteen semiannual installments beginning in May 2000, except for the Class B-2 debt, which is due in a single payment in 2009. During 2000 and 1998 the Company paid US$18,932,973 and US$17,952,537, respectively. Furthermore, in accordance with the financial debt restructuring agreement, amounts of US$7,422,760, US$7,391,545 and US$7,485,186, corresponding to the installments due during 2000, 1999 and 1998, respectively, under the Linea del Rey, which is described below, were refinanced.

As mentioned in Note 2(g), on August 25, 2000, the Company and its bank creditors formalized the restructuring of its debt. The restructuring includes, among other things, a two-year extension with respect to the maturity of US$119,725,099 of Class A debt, and a 0.75% increase in the interest rate applicable to such debt. In addition, Simec assumed US$93,046,681 (US$90,156,963 and US$2,889,718 of principal and interest accrued at the date of the restructuring, respectively) of the Class B debt. At the election of the Company, the capitalization at repayment of this debt, with a maturity date of either May 15, 2001, or the date on which Sidek sells the shares of the Company. The new interest rate for this debt is 11.3125%. As of December 31, 2000, additional accrued interest of US$2,537,346 is subject to capitalization, consequently, the total balance of the convertible debt amounts to US$95,584,027. As mentioned in Note 18, on March 29, 2001 Sidek consummated the sale of its entire controlling interest in the Company and in conjunction therewith, certain bank creditors converted approximately US$95 million into common shares of the Company. Due to the above the balance of the convertible debt was not classified as a liability in the accompanying balance sheet as of December 31, 2000.

As of December 31, 2000 and 1999, the industrial mortgage debt amounted to US$211,577,068 and US$217,660,217, respectively.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

The terms and interest rate margin over Libor of each class of debt are as follows:

                                                               Thousands
                                               Margin            of US
    Class                  Tranche           over Libor         Dollars
    -----                  -------           ----------         -------

       A                      A                5.625%          $  47,100
       A                     A'                5.125%             67,018
       B                     B-1               4.375%                414
       B                     B-2               4.375%              1,461
Convertible debt                                                  95,584
                                                               ---------
                                                               $ 211,577
                                                               =========

In order to secure this debt, the Company and its subsidiaries granted a mortgage on all of their property, plant and equipment.

In the event of any prepayments, the priority ranking is as follows:

         Portion                                        Priority Ranking
         -------                                        ----------------
            A                                                Second
           A'                                                Second
            B                                                Third

The bank loan agreement establishes certain limitations and obligations for the Company, the most significant of which provide that the Company may not sell or lease its fixed assets, may not pay dividends or reduce its capital, may not sell consolidated subsidiary companies and must maintain certain financial ratios. The Company has complied with these restrictions or has obtained the corresponding waivers.

New Notes and medium-term notes-

As mentioned in Note 2(f), on October 22, 1997 and August 17, 1998, CSG commenced offerings to the noteholders to exchange at par their MTN's of Simec, which amounted to US$68 million, for new CSG notes (New Notes) denominated as third priority notes (pari-passu in right of payment to the Class B bank debt described above). The New Notes bear interest semiannually at an annual rate of 10.5%. Principal is payable semiannually, from May 15, 2000 through November 15, 2007. Noteholders may accelerate the maturity of the New Notes if some of the following events occur, (i) the sale of the shares of the Company owned by Sidek, (ii) the sale of the shares of CSG owned by Simec, (iii) the sale of all or virtually all of the CSG's assets. As mentioned in Note 18, on March 29, 2001 Sidek consummated the sale of its entire controlling interest in the Company, as a result the Company commenced an offer to purchase all outstanding notes. Consequently, the long-term portion of the New Notes was classified as a current liability in the accompanying balance sheet as of December 31, 2000.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

US$64,423,000 of the MTN's was exchanged and during 2000 US$8,052,875 was amortized, consequently, as of December 31, 2000, the New Notes balance amounts to US$56,370,125. The remaining balance of the MTN's not exchanged amounted to US$3,577,000, with an annual interest rate on this obligation of 8.875%, for which the principal matured on December 31, 1998. As mentioned in Note 2, due to the fact that Simec had not paid the scheduled principal and interest to the holders of these MTN's, a lawsuit was filed against Simec by holders of US$2,995,000, and as a result of the judgement, on December 2000 Simec paid this amount plus interest and related costs. As of December 31, 2000, the remaining balance of the MTN's not exchanged amounts to US$622,000 and the accrued interest amounts to approximately US$287,000. The MTN's are guaranteed by Sidek.

Long-term loans payable to banks-

In 1991 CSC signed a secured line of credit with Banco Nacional de Comercio Exterior, S. N. C. and Banco Nacional de Mexico, S. A. in the principal amount of US$54.5 million to finance the purchase of equipment. CSG received funding from the Government of Spain under this line of credit at favorable interest rates; this line of credit is known as the "Linea del Rey". The past-due principal was included as a part of the new Class A' debt described above, and the remaining outstanding amount under the Linea del Rey will be refinanced as such amounts become due under the new debt agreements. At December 31, 2000 and 1999, the balance outstanding under the Linea del Rey amounts to US$11,134,139 and US$18,556,899, respectively, with the final installment due in 2002.

Maturities-

Maturities of financial debt after the restructuring and considering the effect of the capitalization of the convertible debt and the sale of the Company's shares owned by Sidek are as follows:

Year ending December 31,                                                Amount
------------------------                                                ------
2001 (current portion)                                               $   738,531
                                                                     ===========

2002                                                                     157,466
2003                                                                     121,939
2004                                                                     121,939
2005 and thereafter                                                      622,552
                                                                     -----------
                                                                     $ 1,023,896
                                                                     ===========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

9     Seniority premiums and severance payments:

The liability of seniority premiums and severance payments is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees, and is included in other long-term accounts payable in the accompanying balance sheets, as follows:

                                                         2000            1999
                                                         ----            ----
Projected benefit obligation (PBO)                     $ 4,908          $ 5,367

Add (deduct)-
  Unamortized past service costs                        (2,961)          (3,318)
  Unamortized actuarial (gain) loss                        134             (127)
                                                         -----            -----
PBO, net                                                 2,081            1,922
Additional liability recorded (ABO)                      2,537            2,821
                                                         -----            -----
Accumulate benefit obligation (ABO)                      4,618            4,743
                                                         =====            =====

The cost of employee benefits is as follows:

                                                 2000        1999        1998
                                                ------      ------      ------
Service costs                                    $384        $286        $306
Amortization of past service costs                253         411         258
Financial cost                                    207         204         211
                                                 ----        ----        ----
                                                 $844        $901        $775
                                                 ====        ====        ====

The changes in the net projected liability were as follows:

                                               2000         1999         1998
                                              -------      -------      -------
Beginning balance                             $ 1,922      $ 1,906      $ 2,772
     Provision for the year                       844          901          775
     Payments                                    (540)        (699)        (515)
     Disposition of subsidiary companies         (172)          --         (815)
     Actuarial gain (loss(                         27         (186)        (311)
                                              -------      -------      -------
Ending balance                                $ 2,081      $ 1,922      $ 1,906
                                              =======      =======      =======

The real discount rate used in determining the actuarial present value of accumulated plan benefits for the Company's seniority premiums in 2000 and 1999 was 4.5%, and no real increase in salaries was assumed.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

The amortization period for unamortized items is as follows:

                                                           Remaining Years
                                                         --------------------
                                                           2000       1999
                                                         ---------  ---------
Past service cost                                         4 to 16    5 to 16
Actuarial gain (loss)                                     4 to 18    5 to 18

10    Stockholders' equity:

Capital stock-

During a General Ordinary and Extraordinary Stockholders' Meeting held on April 27, 2000 the stockholders approved, among other things, the following:

-     To convert 5,667,000 Series "B" shares to the Series "A" shares.

-     To increase the fixed capital stock to $222,962 (at nominal value).

- An increase in the variable portion of the capital stock of $1,458,859 (at nominal value), through the issuance of 2,000,000,000 Series "B" shares, which would be subscribed and paid for by the Company's bank creditors, in the case that the Company elects this option at the maturity date of its debt, as explained in Note 2(g).

Capital stock is represented by 414,300,890 issued and outstanding shares, without par value, of which 200,995,159 (49%) correspond to Series "A" shares and 213,305,731 (51%) correspond to Series "B" shares. Series "A" and "B" shares may be subscribed by Mexican or foreign individuals or corporations; however, proper approval is required for foreign investors to have an equity of more than 49% in the combined capital stock represented by Series "A" and "B" shares.

Each share has the right to one vote at stockholder meetings. The minimum fixed capital stock is $222,962.

Effects of inflation-

The effects of inflation on stockholders' equity at December 31, 2000 and 1999 are as follows:

                                                  Capital               Retained
December 31, 2000                                  Stock                Earnings
                                                 ----------             --------
Historical cost                                  $  302,203             $511,324
Restated amount                                     845,859              322,640
                                                 ----------             --------
                                                 $1,148,062             $833,964
                                                 ==========             ========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                  Capital               Retained
December 31, 1999                                  Stock                Earnings
                                                 ----------             --------
Historical cost                                  $  302,203             $547,261
Restated amount                                     845,859              322,640
                                                 ----------             --------
                                                 $1,148,062             $869,901
                                                 ==========             ========
Retained earnings-

Retained earnings are subject to the following restrictions:

- Annual net income is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals one-fifth of capital stock. Such reserve may only be distributed to stockholders in the form of stock dividends.

- As of 1999, dividends paid to individuals or foreign residents will be subject to income tax withholdings at an effective rate between 7.5% and 7.7%, depending on the year in which earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company will have to keep a record of earnings subject to each tax rate. As of December 31, 2000, the Company does not have earnings for which corporate taxes have been paid.

- Capital reductions will be subject to taxes on the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

11    Income and asset taxes and employee profit sharing:

Sidek has authorization from the Ministry of Finance and Public Credit to consolidate its subsidiaries for tax purposes, including the Company and its subsidiaries; therefore, the Company and each of its subsidiaries file individual tax returns for the portion corresponding to their respective minority interests. Beginning in 1999, the consolidation for tax purposes may only consider up to 60% of the majority interest.

Under current Mexican tax regulations, corporations must pay an amount equal to the greater of income or asset tax. For determining income and asset tax there are specific rules for the deductibility of expenses and the recognition of the effects of inflation, which differ from Mexican GAAP. Beginning in 1999, the income tax rate increased from 34% to 35%, with the obligation to pay this tax each year at a rate of 30% (transitorily 32% in 1999) and the remainder upon distribution of earnings.

Any asset tax payable in excess of the income tax for the period may be recovered in the following ten periods, indexed for inflation, to the extent that income tax exceeds the asset tax in any of those periods. Additionally, any asset tax payments may be carried back against the excess of income tax over asset tax in the preceding three years. Since the asset tax exceeded income tax in certain subsidiaries in 2000, 1999 and 1998 and in view of the uncertainty of its recovery, the asset tax was charged to the results of operations for those periods. At December 31, 2000, recoverable asset tax corresponding to the minority interest is as follows:

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                             Amount
                                    --------------------------
                                                  Restated to
                                                  December 31,
Originated in                       Historical       2000       Expires in
-------------                       ----------    ------------  ----------
     1991                            $      4      $     20        2001
     1993                                  73           264        2003
     1994                                 158           534        2004
     1995                                 256           628        2005
     1996                                 973         1,811        2006
     1997                               6,588        10,183        2007
     1998                              11,389        15,268        2008
     1999                               7,125         8,135        2009
     2000                              23,902        24,947        2010
                                     --------      --------
                                     $ 50,468      $ 61,790
                                     ========      ========

For the computation of employee profit sharing, the effects of inflation are not recognized, and purchases and cost of sales are treated in the same manner as for income tax.

The following is a reconciliation of the statutory income tax rate to the recorded provisions for income taxes:

                                                                 %
                                                   -----------------------------
                                                    2000        1999      1998
                                                   ------      ------    ------

Corporate statutory income tax rate                 35.00      35.00      34.00
Inflation adjustments, net                          (3.61)      0.01      (3.78)
Depreciation and amortization                       (3.23)      1.79      (5.49)
Net change in inventories                            5.89       4.41      (4.34)
Accrued liabilities                                  4.12      (2.95)     15.01
Tax effect on sale of shares                        10.61       0.25      (4.91)
Amortization of tax loss carryforwards              24.29     (30.28)     20.12
Tax loss carryforwards of subsidiaries, to
   be amortized in future years                        --       0.53     (53.03)
Recoverable asset tax benefit                        1.94      (2.31)        --
Other, net                                           4.74      (1.08)     (4.57)
                                                    -----     ------      -----
     Provision for income taxes                     79.75       5.37      (6.99)
                                                    =====     ======      =====

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Under the terms of the current income tax law, the tax loss of a period, updated by inflation, may be carried forward against the taxable income of the 10 succeeding periods. Tax losses have no effect on employee profit sharing. Tax benefits were obtained from the carryforward of tax losses sustained in previous periods, which are shown in the consolidated statements of income (loss).

At December 31, 2000, the tax loss carryforwards and the year in which they expire are as follows:

                                              Amount
                                     --------------------------
                                                   Restated to
                                                   December 31,
Originated in                        Historical       2000            Expires in
-------------                        ----------    ------------       ----------
    1992                             $   5,008     $    19,721           2002
    1993                                20,367          73,120           2003
    1994                               249,647         839,096           2004
    1995                               129,491         311,100           2005
    1996                                 1,626           2,982           2006
    1997                                 5,876           9,002           2007
    1998                                16,373          21,734           2008
    1999                                 8,392           9,519           2009
    2000                                 2,311           2,402           2010
                                     ---------     -----------
                                     $ 439,091     $ 1,288,676
                                     =========     ===========

Also, there are US$416,124 of tax loss carryforwards generated by the Company's U.S. subsidiary, which may only be utilized in the United States and expire between 2001 and 2008.

Deferred income taxes and employee profit sharing-

The effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 1999, are presented below:

                                                      Deferred Income Taxes
                                                  -----------------------------
                                                    2000                1999
                                                  ---------         -----------
Deferred tax asset:
  Allowance for doubtful accounts                  $ 18,694            $ 14,617
  Tax loss carryforwards                            451,037             468,333
  Recoverable asset tax                              61,790              38,578
                                                   --------            --------
Total deferred tax asset                            531,521             521,528
  Less-Valuation allowance                          203,099             163,520
                                                   --------            --------
Net deferred tax asset                              328,422             358,008
                                                   ========            ========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                      Deferred Income Taxes
                                                  -----------------------------
                                                    2000                1999
                                                  ---------         -----------
Deferred tax liability:
  Property, plant and equipment                    (778,483)           (818,885)
  Pre-operating expenses                            (99,986)           (109,596)
  Inventories                                      (114,816)           (141,690)
  Other                                              (3,633)            (12,447)
                                                  ---------         -----------
Total deferred tax liability                       (996,828)         (1,082,618)
                                                  ---------         -----------
Net deferred tax liability                        $ 668,406         $   724,610
                                                  =========         ===========

12    Commitments and contingent liabilities:

Contingent liabilities-

- Pacific Steel Inc. (a wholly-owned subsidiary located in the United States) has been named in various claims and lawsuits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. As of December 31, 2000, the Company has included approximately US$1,092,740 ($10,460) in accrued liabilities relating to these actions. Management believes the ultimate liability with respect to these matters will not exceed the amounts that have been accrued.

- As mentioned in Note 8, the Company has not paid the interest that has accrued since December 15, 1996 with respect to the MTN's not exchanged for the New Notes. On August 14, 1998, the noteholders of US$2,955,000 principal amount of the MTN's filed a lawsuit against the Company and Sidek, the guarantor of the payment of principal and interest on the MTN's, demanding payment of all principal, interest and related costs. As a result of the lawsuit, on December 27, 2000, the Company paid to the noteholders who filed the lawsuit, US$4 million of principal and interest, and therefore the Company was relieved of this contingency.

- The Federal Bureau of Environmental Protection (PROFEPA) required CSC to dispose of excess dust at the Mexicali mini-mill resulting from the scrap melting process. PROFEPA has accepted a proposal from CSC to dispose of the dust pursuant to which the excess dust would be removed by September 2000. At December 31, 2000, CSC has incurred costs of $30,528 related to the disposal of dust accumulated in prior years, which are included in other expenses as indicated in Note 13. At the date of the issuance of these consolidated financial statements, the authority has not issued the final resolution regarding the corrective actions of CSC.

      In addition, PROFEPA performed a review on the CSG's facilities and instructed CSG to comply with several corrective measures.

      It is the opinion of management that the final resolution on these review processes will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

- On March 14, 2000, CSG filed a request with the Local Collection Administration of Major Taxpayers to decrease estimated income taxes. This request has not been answered by the tax authorities, even though more than 3 months have elapsed since the corresponding procedures initiated. Therefore, on September 20, 2000, CSG filed a proceeding with the Regional Occidental Court of the Federal Tax and Administrative Court to nullify the tax authorities' artificial negative answer, which is still under process. Accordingly, CSG decreased its estimated income taxes, for which reason there is a $10,100 contingency. In the opinion of the Company's management and its legal advisors, a favorable ruling will be given.

- On October 12, 2000, the Local Southern Guadalajara Collection Administration notified CSG of its rejection of the offsetting of asset taxes paid in the prior 10 years against income taxes corresponding to fiscal 1999 and determined a $25,806 tax assessment. On January 24, 2001, CSG filed a nullity proceeding with the Regional Occidental Court of the Federal Tax and Administrative Court. In the opinion of the Company's management and its legal advisors, the final ruling will not have a significant effect on the Company's consolidated financial position or its consolidated results of operations.

- The Company is subject to various other legal proceeding and claims that have arisen in the normal course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

- There is a contingent liability derived from the labor obligations mentioned in Note 2.

Commitments-

- During 1999, CSG acquired equipment from IBM de Mexico, S. A. de C. V., through a financing agreement in the amount of US$883,839. Principal will be paid in 25 monthly installments and bears interest at a floating rate equal to LIBOR plus 4.81%.

- During 2000, CSG signed a contract with Sir Farmer Norton Ltd., for the manufacture of equipment and the reconstruction of a piece of machinery, which belongs to CSG. The total amount of the contract was in the amount of 1,326,257 pounds sterling, of which in 2000 a payment in advance of 872,123 pounds sterling was made. Therefore, the balance at December 31, 2000, amounts to 454,134 pounds sterling, which will be payable on the date on which the equipment is delivered to the Company by the supplier.

-     On September 26, 2000, CGS entered into a contract with Praxair de Mexico,
      S. A. de C. V. for the manufacture and installation of combustion units. The total amount of the contract was in the amount of US$936,000, which will be paid in 24 equal monthly payments of US$39,000, commencing on the date on which the Company begins to use the units. As of December 31, 2000, the supplier still had not installed the units.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

13    Other expenses:

      Other expenses shown in the consolidated statements of income (loss) are comprised as follows:

                                              2000         1999          1998
                                           --------      --------      --------
Cancellation of goodwill                   $ (1,870)     $ (7,371)     $ (1,179)
Dust disposal expense                       (30,528)           --            --
Insurance recovery                               --        11,159            --
Financial debt restructuring fees           (11,186)           --        (3,337)
Provision for doubtful accounts of
  accounts receivable from affiliated
  companies and related parties              (9,488)       (1,605)       (9,292)
Other, net                                   (4,946)      (19,337)      (11,108)
                                           --------      --------      --------
                                           $(58,018)     $(17,154)     $(24,916)
                                           ========      ========      ========

14    Business segment data:

The Company's sales are made primarily within Mexico and United States and directed basically to the construction industry. The Company had net sales to customers from the following destination countries or regions:

                                     2000              1999              1998
                                  ----------        ----------        ----------
Mexico                            $1,976,615        $2,062,760        $2,313,429
United States                        213,649           248,429           340,228
Latin America                          3,995            20,702            57,520
Canada                                 1,045             5,448            14,686
Other                                  7,651             2,179            14,784
                                  ----------        ----------        ----------
                                  $2,202,955        $2,339,518        $2,740,647
                                  ==========        ==========        ==========

15    Fair value of financial instruments:

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and cash equivalents-

The carrying amount approximates fair value because of the short maturity of these instruments.

Trade receivables and payables-

The carrying amount approximates fair value.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Medium-Term Notes and New Notes-

Disclosure of the fair value of these instruments has been omitted because it is not practicable to determine fair value with sufficient reliability. The main characteristics of MTN's and New Notes are described in Note 8, and they are not traded in any public market.

16    Reclassification of prior year financial statements:

Certain amounts in the financial statements at December 31, 1999 and 1998 have been reclassified in order to conform with the presentation of the financial statements at December 31, 2000.

17    New accounting principles:

Bulletin C-2, "Financial Instruments", was issued in December 1999 and will be effective for periods beginning on or after January 1, 2001. This bulletin will require recognition of all derivative financial instruments on the balance sheet as either assets or liabilities and measurement of such instruments at fair value.

18    Subsequent events:

- On February 8, 2001, the Company entered into a gas purchase-sale agreement for a 3 year period with Petroleos Mexicanos, which establishes a fixed reference price of US$4 by mmBtu.

- On March 29, 2001 Sidek consummated the sale of its entire controlling interest in the Company to ICH and, in conjunction therewith, ICH acquired additional common shares of the Company held by certain bank creditors that converted approximately US$95 million into common shares of the Company. As a result, ICH holds an approximate 82.5% interest in the Company. As a result of the acquisition by ICH of the controlling interest in the Company, on April 9, 2001 the Company commenced an offer to purchase all outstanding New Notes at a price of 100% of their principal amount plus accrued interest through the date of redemption.

19    Differences between Mexican and United States accounting principles:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP.

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended. The following reconciliation to US GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The other principal differences between Mexican GAAP and US GAAP and the effects on consolidated net income (loss) and consolidated stockholders' equity are presented below, in thousands of constant Mexican pesos as of December 31, 2000, with an explanation of the adjustments.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Reconciliation of net income (loss):

                                                                                  2000               1999                1998
                                                                              -------------      -------------      --------------
Net income (loss) as reported under Mexican GAAP-                             $     (35,944)     $     485,523      $    (133,341)

     Minority interest included in net income (loss) under
         Mexican GAAP                                                                     7             (1,044)            (1,459)
     Inventory indirect costs                                                           722               (496)             1,336
     Depreciation on restatement of machinery and  equipment                        (54,371)           (39,396)           (15,708)
     Accrued vacation costs                                                          (2,614)              (928)               538
     Deferred income taxes                                                           68,377           (118,911)           (53,328)
     Deferred employee profit sharing                                                 6,417            205,117             76,324
     Loss on monetary position of deferred asset effect under
         Mexican GAAP                                                                 1,264                 --                 --
     Pre-operating expenses                                                          20,914             20,918             21,663
     Credit for loss on disposal of aluminum segment                                     --                 --             28,232

     Amortization of gain on monetary position and exchange
         loss capitalized under Mexican GAAP                                          5,767              3,826              5,622
     Minority interest applicable to the above adjustments                               --             (1,642)             1,933
                                                                              -------------      -------------      --------------
         Total approximate US GAAP adjustments                                       46,483             67,444             65,153
                                                                              -------------      -------------      --------------
Approximate net income (loss) under US GAAP                                   $      10,539      $     552,967      $     (68,188)
                                                                              =============      =============      ==============

Approximate net income (loss) per share under US GAAP:

     Weighted average shares outstanding basic                                  414,300,890        414,300,890        414,300,890
     Potential shares from convertible debt                                     492,852,025        492,852,025        492,852,025
                                                                              -------------      -------------      --------------
     Weighted average share outstanding diluted                                 907,152,915        907,152,915        907,152,915
                                                                              =============      =============      ==============

         Net income (loss) per share                                          $        0.02      $        1.33      $        (0.16)
                                                                              =============      =============      ==============

         Diluted income per share                                             $        0.03      $        0.57      $          N/A
                                                                              =============      =============      ==============

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Reconciliation of stockholders' equity:

                                                                                   2000                1999                1998
                                                                                -----------         -----------         -----------
Total stockholders' equity reported under Mexican GAAP:                         $ 1,078,315         $ 1,998,573         $ 2,123,613

    Minority interest included in stockholders' equity under                           (199)            (28,990)            (30,284)
      Mexican GAAP

    Inventory indirect costs                                                         10,320               9,598              10,094
    Restatement of machinery and equipment                                          993,578             822,758             255,170
    Accrued vacation costs                                                           (6,145)             (3,531)             (2,603)
    Deferred income taxes                                                          (193,602)           (877,936)           (759,025)
    Deferred employee profit sharing                                                     --              (6,417)           (211,533)
    Pre-operating expenses                                                         (270,310)           (291,224)           (312,142)
    Amortization of gain on monetary position and exchange loss
      capitalized under Mexican GAAP                                                 28,832              23,065              19,239
    Gain on monetary position and exchange loss capitalized                        (203,125)           (203,125)           (203,125)
    Minority interest applicable to above adjustments                                    --               2,926               4,568
                                                                                -----------         -----------         -----------
         Total approximate US GAAP adjustments                                      359,349            (522,876)         (1,229,641)
                                                                                -----------         -----------         -----------
Total approximate stockholders' equity under US GAAP                            $ 1,437,664         $ 1,445,697         $   893,972
                                                                                ===========         ===========         ===========

A summary of changes in stockholders' equity, after the approximate US GAAP adjustments described above, is as follows:

                                                              Capital            Retained           Effect of
                                                             Stock and           Earnings         Restatement of          Total
                                                              Paid-in          (Accumulated        Stockholders'       Stockholders'
                                                              Capital             Losses)             Equity              Equity
                                                             ----------         -----------       --------------       -------------
Balance as of December 31, 1998                              $1,182,979         $(1,191,803)         $ 902,796          $   893,972

  Recognition of the effects of inflation                            --                  --             (1,242)              (1,242)
  Net income for the period                                          --             552,967                 --              552,967
                                                             ----------         -----------          ---------          -----------
    Comprehensive income                                             --             552,967             (1,242)             551,725
                                                             ----------         -----------          ---------          -----------
Balance as of December 31, 1999                               1,182,979            (638,836)           901,554            1,445,697

  Recognition of the effects of inflation                            --                  --            (18,572)             (18,572)
  Net income for the period                                          --              10,539                 --               10,539
                                                             ----------         -----------          ---------          -----------
    Comprehensive loss                                               --              10,539            (18,572)              (8,033)
                                                             ----------         -----------          ---------          -----------
Balance as of December 31, 2000                              $1,182,979         $  (628,297)         $ 882,982          $ 1,437,664
                                                             ==========         ===========          =========          ===========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Minority interest-

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet. For US GAAP purposes, minority interest is not included in stockholders' equity. Additionally, while the minority interest in consolidated earnings is included in consolidated net income (loss) under Mexican GAAP, it is excluded under US GAAP.

Restatement of prior years' financial statements-

In accordance with Mexican GAAP, prior year financial information of foreign subsidiaries must be restated using the inflation rate of the country in which the foreign subsidiary is located, then translated at the year-end exchange rate of the Mexican peso. This procedure results in the presentation of prior year amounts representing the purchasing power of the respective currencies as of the end of the latest year presented.

Under US GAAP, the financial information for foreign subsidiaries and affiliated companies of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

This difference is not included in the GAAP reconciliation of net income (loss) and stockholders' equity, since its effect is not significant.

Inventory costs-

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP, inventories have been valued under the full absorption cost method.

Restatement of machinery and equipment-

As explained in Note 2, in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2000 and 1999 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, during 2000 and 1999 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income
(loss) and stockholders' equity.

Deferred income taxes and employee profit sharing-

Beginning January 1, 2000, Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", went into effect, eliminating most of the differences with respect to US GAAP. Until 1999, under Mexican GAAP, deferred income taxes and employee profit sharing were determined by a partial liability method of accounting, wherein deferred effects were provided at the tax rate expected to be in effect upon reversal only for identifiable, non-recurring temporary differences that were expected to reverse within a defined period of time.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

The amount of deferred income taxes and employee profit sharing charged or credited to operations in each period for US GAAP was determined under Statement of Financial Accounting Standards (SFAS) No. 109 based upon the difference between the beginning and ending balances of the deferred assets or liabilities for each period, expressed in constant Mexican pesos.

Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

The effect of temporary differences that give rise to significant portions of the deferred assets and deferred liability effects at December 31, 2000 and 1999 are presented below.

                                                                                                                  Deferred
                                                                     Deferred Income Taxes                 Employee Profit Sharing
                                                                --------------------------------          -------------------------
                                                                   2000                 1999                2000             1999
                                                                -----------          -----------          ---------         -------
Deferred asset effect:
    Allowance for doubtful accounts                             $    18,694          $    14,618          $      --         $   218
    Tax loss carryforwards                                          451,037              475,350                 --              --
    Asset tax carryforwards                                          61,790               44,055                 --              --
                                                                -----------          -----------          ---------         -------

       Total gross deferred asset effect                            531,521              534,023                 --             218

Less-Valuation allowance                                           (203,099)            (176,478)                --              --
                                                                -----------          -----------          ---------         -------
       Net deferred asset effect                                    328,422              357,545                 --             218
                                                                -----------          -----------          ---------         -------

Deferred liability effect:
    Property, plant and equipment                                (1,065,233)          (1,044,159)                --          (5,192)
    Inventories                                                    (118,428)            (188,368)                --          (1,629)
    Other                                                            (6,769)              (2,954)                --             186
                                                                -----------          -----------          ---------         -------
       Total gross deferred liability effect                     (1,190,430)          (1,235,481)                --          (6,635)
                                                                -----------          -----------          ---------         -------
       Net deferred liability                                   $  (862,008)         $  (877,936)         $      --         $(6,417)
                                                                ===========          ===========          =========         =======

As of December 31, 2000 there are no material differences between tax and book balance of the assets and liabilities of the subsidiary companies which have employees, as a result no deferred employee profit sharing was determined for US GAAP purposes. As of December 31, 1999, CSG became exempt from employee profit sharing. The effect of eliminating the related deferred employee profit sharing of this company was credited to income of the year, and amounts to approximately $223,368.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

The deferred income taxes of $1,065,233 and $1,044,159 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2000 and 1999, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof in the statement of income (loss) are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, equipment and depreciation are computed by a method which considers the NCPI, and for employee profit sharing reporting purposes, property, plant, equipment and depreciation are computed on historical costs.

Pre-operating expenses-

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the new production facilities at Mexicali, as well as costs and expenses incurred in the manufacture and design of new products. For US GAAP purposes, these items are expensed when incurred. As a result of the disposition of the aluminum segment during 1998, $28,232 of pre-operating expenses are included in the determination of the credit for loss on disposal of aluminum segment under Mexican GAAP, therefore it is included in the determination of net income (loss) for US GAAP as a reconciling item.

Financial expense capitalized-

Under Mexican GAAP, financial expense capitalized during the period required to bring property, plant and equipment into the condition required for their intended use includes interest, exchange losses and gains from monetary position. Under US GAAP only interest expense is capitalized as part of the cost of such assets acquired with borrowings in foreign currencies, and interest, net of the related gain from monetary position, is capitalized as part of the cost of assets acquired with borrowings in Mexican pesos.

Pension and other retirement benefits-

The Company records seniority premiums based on actuarial computations as described in Note 2.

For purposes of determining seniority premium cost under US GAAP, the Company utilized SFAS No. 87. Adjustments to US GAAP for seniority premiums were not individually or in the aggregate significant for any period.

SFAS No. 106, "Employers' Accounting for Postretirement Benefit Other than Pensions", requires accrual of postretirement benefit other than pensions during the employment period. The Company does not provide its employees any postretirement benefit subject to the provisions of SFAS No. 106.

SFAS No. 112, "Employers' Accounting for Postemployment Benefits", requires employers to accrue for post employment benefits that are provided to former or inactive employees after employment during the employment period. The Company does not provide these kinds of benefits.

For the year ended December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other postretirement benefit obligations. The additional disclosures are as follows:

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                             2000         1999
                                                           -------      -------
Change in projected benefit obligation-
     Projected benefit obligation at beginning of year     $ 5,367      $ 5,093
        Service cost                                           384          286
        Financial cost                                         207          204
        Actuarial (gain) loss, net                            (510)         483
        Benefits paid                                         (540)        (699)
                                                           -------      -------
     Projected benefit obligation at end of year           $ 4,908      $ 5,367
                                                           =======      =======

Variable capital common stock-

Stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either
(i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company's shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is redeemable by the terms described above, such shares have been classified as a component of stockholders' equity in the consolidated balance sheet under both Mexican and US GAAP.

Company's management believes the variable capital common stock represents permanent capital because the timing and pricing mechanism through which a shareholder would exercise the option to redeem are such that a shareholder, from an economic standpoint, would not exercise this option. At the time a shareholder is required to give notice of redemption, the shareholders will not be able to know at what price the shares would be redeemed and would not expect the present value of the future redemption payment to equal or exceed the amount which would be received by the shareholder in a public sale.

Statements of cash flows-

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also requires that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations.

SFAS No. 95, "Statement of Cash Flows", requires presentation of a statement of cash flows.

The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under US GAAP:

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                                                      2000               1999               1998
                                                                                    ---------          ---------          ---------
Net income (loss) as reported under US GAAP-                                        $  10,539          $ 552,967          $ (68,188)
     Add (deduct)-items that do not require (provide) the
       use of funds:
         Amortization of goodwill                                                       1,870              7,371              1,179
         Depreciation and amortization                                                166,301            172,939            168,063
         Unrealized exchange (income) loss                                             15,882           (116,263)           682,155
         Deferred income taxes                                                        (15,928)           118,453             53,843
         Deferred employee profit sharing                                              (6,417)          (205,117)           (76,324)
         Gain from monetary position                                                 (216,450)          (347,881)          (594,801)
         Minority interest                                                                 --              1,642             (1,933)
         Gain (loss) on disposal of segments                                           20,300             10,896            (65,281)
                                                                                    ---------          ---------          ---------
               Net resources generated by (used in) income                            (23,903)           195,007             98,713
                                                                                    ---------          ---------          ---------
Changes in current assets and liabilities:
     Trade accounts receivable, net                                                    12,262             (3,430)           (12,864)
     Inventories                                                                        1,177             32,324            (23,957)
     Affiliated companies                                                               7,196              8,662             40,851
     Other accounts receivable and prepaid expenses                                   (27,572)               671            (13,423)
     Accounts payable and accrued liabilities                                          37,868             45,039              5,993
                                                                                    ---------          ---------          ---------
                                                                                       30,931             83,266             (3,400)
                                                                                    ---------          ---------          ---------
Approximate net resources generated by operations under US GAAP                     $   7,028          $ 278,273          $  95,313
                                                                                    =========          =========          =========

Net resources used in financing activities under Mexican GAAP                       $(486,027)         $(530,523)         $(139,455)

     Decrease in debt due to restatement in constant
         Mexican pesos                                                                259,403            407,071            585,515
     Exchange gain (loss)                                                             (15,882)           116,263           (682,155)
                                                                                    ---------          ---------          ---------
Approximate net resources used in financing activities
     under US GAAP                                                                  $(242,506)         $  (7,189)         $(236,095)
                                                                                    =========          =========          =========

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

                                                                                     2000               1999                1998
                                                                                   --------           ---------           ---------
Net resources generated by (used in) investing activities
    under Mexican GAAP                                                             $  8,944           $(123,412)          $  71,685
       Restatement of noncurrent inventories                                         (7,339)              5,301             (14,041)
       Restatement of sale of the shares of the aluminum
           segment                                                                       --                  --             (18,040)
       Other non-cash investing activity                                             14,887              52,053              66,804
                                                                                   --------           ---------           ---------
Approximate net resources generated by (used in) investing
    activities under US GAAP                                                       $ 16,492           $ (66,058)          $ 106,408
                                                                                   ========           =========           =========

Net resources used in operating activities include cash payments for interest and income taxes as follows:

                                          2000            1999            1998
                                        --------        --------        --------
Total interest paid                     $288,062        $339,131        $427,421
                                        ========        ========        ========
Income taxes paid                       $ 86,462        $ 32,019        $ 34,949
                                        ========        ========        ========

Accounting for the impairment of long-lived assets and for long lived assets to be disposed of-

In 1996 the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived assets to be Disposed of". This statement provides guidance for the recognition and measurement of the impairment of the long-lived assets, certain identifiable intangibles and goodwill related to both assets to be held and used and assets to be disposed of. The effect of this accounting policy was included in the credit (provision) for loss on disposal of segments.

Earnings per share-

Under the guidelines of SFAS No. 128, "Earnings per Share", the Company is required to calculate basic earnings per share, which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The Company is also required to compute diluted earnings per share, which is similar to basic earnings per share, except that the number of shares is increased to include the number of additional shares that would have been outstanding if dilutive potential common shares had been issued.

Translation of financial statements originally issued in Spanish
Grupo Simec, S. A. De C. V. And subsidiaries

Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)


Accounting for derivative instruments and hedging activities-

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 133 went into effect on January 1, 2001. This new standard requires recognition of all derivative instruments on the balance sheet as either assets or liabilities and the measurement of such instruments and the hedged items at their fair value. Changes in the fair value of the derivatives will be recognized currently in earnings, unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instruments. Mexican Bulletin C-2, "Financial Instruments", was issued in December 1999 by the Mexican Accounting Principles Commission and also went into effect in 2001. Bulletin C-2 also requires recognition of all derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments at their fair value. However, the Mexican standard requires that all gains and losses on derivative hedging instruments be recorded in current earnings, regardless of the nature of the instrument. The Company does not presently have any derivative financial instruments, however, there can be no assurance that the Company will not invest in derivative instruments in the future. As a result, the impact that the adoption of SFAS No. 133 and Bulletin C-2 may have on the Company's financial position or results of operations is not known at this time.

                                                                      SCHEDULE I

Grupo Simec, S. A. de C. V.

Condensed  balance  sheets as of December 31, 2000 and 1999
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

Assets:

                                                          2000          1999
                                                       ----------    ----------

Current assets:
      Cash and cash equivalents                        $      179    $    1,084
      Accounts receivable from affiliated companies        16,591        65,278
      Other accounts receivable                               307           965
                                                       ----------    ----------
                 Total current assets                      17,077        67,327

Compania Siderugica de Guadalajara, S.A. de C.V.
  subsidiary company                                      914,949            --

Investment in subsidiary companies                      1,087,706     1,961,365

Other assets                                                6,967            64
                                                       ----------    ----------
                                                       $2,026,699     2,028,756
                                                       ==========     =========

Liabilities and stockholders' equity:

Liabilities:
     Financial debt                                    $    5,954    $   37,082
     Other accounts payable and accrued liabilities        16,612        10,473
     Accounts payable to affiliated companies              11,068         1,600
     Asset tax                                                 --        10,018
                                                       ----------    ----------
                 Total current liabilities                 33,634        59,173

Convertible debt                                          914,949            --

Stockholders' equity:

      Capital stock                                     1,148,062     1,148,062
      Retained earnings                                   833,964       869,901
      Effect of restatement of stockholders' equity      (182,224)      (48,380)
      Accumulated effect of deferred income taxes        (721,686)           --
                                                       ----------    ----------
                 Total stockholders' equity             1,078,116     1,969,583
                                                       ----------    ----------
                                                       $2,026,699    $2,028,756
                                                       ==========    ==========

      See accompanying note and notes to consolidated financial statements.


                                       S1

Grupo Simec, S. A. De C. V.

Condensed statement of income (loss)
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)


                                                         2000         1999        1998
                                                       --------     --------    ---------

Participation in the results of subsidiary companies   $ (1,221)    $503,032    $(155,017)
Financial expense                                           497         (100)      (6,194)
Other income (expense), net                             (10,392)       1,948         (362)
                                                       --------     --------    ---------
             Income (loss) before taxes                 (11,116)     504,880     (161,573)

Provision for asset tax and deferred income taxes        11,432      (16,810)     (15,570)
                                                       --------     --------    ---------
             Income (loss) from continuing operations   (22,548)     488,070     (177,143)

Discontinued operations:

Participation in the results of subsidiary companies of

discontinued segments                                     6,911       (3,591)       8,855
Credit (provision) for loss on disposal of segments,
net

of fees                                                 (20,300)          --       33,488
                                                       --------     --------    ---------
                                                        (13,389)      (3,591)      42,343
                                                       --------     --------    ---------
Net income (loss) for the year                         $(35,937)    $484,479    $(134,800)
                                                       ========     ========    =========

      See accompanying note and notes to consolidated financial statements.


                                       S2


                                                         2000         1999        1998
                                                       --------     --------    ---------
 Operations:

 Net income (loss) for the year                        $(35,937)    $484,479    $(134,800)
 Add (deduct)-items that do not require (provide)
    the use of funds
      Depreciation and amortization                          37           33           69
      Participation in the results of subsidiary
        companies                                        (5,690)    (499,442)     146,162
      Credit (provision) for loss on disposal of
        segments                                         20,300           --      (33,488)
      Deferred income taxes                              (3,425)          --           --
                                                       --------     --------    ---------
         Net resources applied to income (loss)         (24,715)     (14,930)     (22,057)

    Changes in current assets and liabilities            54,934       20,344       25,510
                                                       --------     --------    ---------
         Net resources generated by operations           30,219        5,414        3,453

 Financing:
    Convertible debt                                    909,826           --           --
    Exchange gain (loss)                                  5,256       (1,366)          --
    Payment of financial debt                           (28,212)          --     (115,434)
    Increase in financial debt                               --           --        7,799
    Decrease in debt due to restatement in
      constant Mexican peso                              (3,049)      (4,737)     (16,725)
 Long-term accounts receivable from affiliated
   companies                                           (914,949)          --      115,434
                                                       --------     --------    ---------
         Net resources applied to financing
           activities                                   (31,128)      (6,103)      (8,926)
                                                       --------     --------    ---------
 Investing:
    Acquisition of property and equipment, less
      of net book                                            --           --          (21)
      value of retirements
    Other noncurrent assets                                   4        1,585          838
                                                       --------     --------    ---------
             Net resources generated by investing
               activities                                     4        1,585          817
                                                       --------     --------    ---------
             Increase (decrease) in cash and cash
               equivalents                                 (905)         897       (4,656)

 Cash and cash equivalents at the beginning
   of the year                                            1,084          187        4,843
                                                       --------     --------    ---------
 Cash and cash equivalents at the end of the year      $    179     $  1,084    $     187
                                                       ========     ========    =========

      See accompanying note and notes to consolidated financial statements.


                                       S3

Grupo Simec, S. A. De C. V.

Note to individual financial statements
For the years ended December 31, 2000, 1999 and 1998
(Stated in thousands of constant Mexican pesos as of December 31, 2000)

1        Organization of the Company and certain other information:

The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company's material contingencies and guarantees is presented in Note 12 of the consolidated financial statements of Company.

                                       S4