Form 20-F
period 2003-12-31
GROUP SIMEC SA DE CV
filed 2004-07-06
CIK 887153

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 20-F

                  Annual Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2003

                         Commission File Number 1-11176

                            GRUPO SIMEC, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                   GROUP SIMEC
                 (Translation of Registrant's name into English)

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

                   Series B Common Stock --131,973,022 shares
                            (As of December 31, 2003)

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

                                Table of Contents
                                                                            Page
                                     PART I.

Item 1.  Identity of Directors, Senior Management and Advisers ..............  1

Item 2.  Offer Statistics and Expected Timetable ............................  1

Item 3.  Key Information ....................................................  2

Item 4.  Information on the Company .........................................  8

Item 5.  Operating and Financial Review and Prospects ....................... 18

Item 6.  Directors, Senior Management and Employees ......................... 26

Item 7.  Major Shareholders and Related Party Transactions .................. 30

Item 8.  Financial Information .............................................. 32

Item 9.  Offer and Listing Details .......................................... 33

Item 10. Additional Information ............................................. 34

Item 11. Quantitative and Qualitative Disclosures About Market Risk ......... 42

Item 12. Description of Securities Other than Equity Securities ............. 43

                                    PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies ................... 50

Item 14. Material Modifications to the Rights of
         Security Holders and Use of Proceeds ............................... 50

Item 15. Controls and Procedures ............................................ 50

Item 16. Reserved ........................................................... 50

Item 16A. Audit Committee Financial Expert .................................. 50

Item 16B. Code of Ethics .................................................... 51

Item 16C. Principal Accountant Fees and Services ............................ 51

Item 16D. Exemptions from the Listing Standards for Audit Committees ........ 51

Item 16E. Purchases of Equity Securities by the Issuer
          and Affiliated Purchasers.......................................... 51

                                    PART III

Item 17. Financial Statements ............................................... 51

Item 18. Financial Statements ............................................... 51

Item 19. Exhibits ........................................................... 51

Presentation of Financial Information

      Grupo Simec, S.A. de C.V. (collectively with its subsidiaries, "Simec" or the "Company") is a corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. The Company publishes its financial statements in Mexican pesos. Pursuant to accounting principles generally accepted in Mexico ("Mexican GAAP"), financial statement amounts for all periods in the consolidated financial statements of the Company and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos as of December 31, 2003 (i.e., pesos with purchasing power as of that date). In this Annual Report, references to "pesos" or "Ps." are to Mexican pesos and references to "U.S. dollars," "U.S.$," "dollars" or "$" are to United States dollars. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps. 11.2360 to $1.00 based on the average rate of exchange announced by principal Mexican banks for same-day settlement of interbank transactions in effect on December 31, 2003 as determined by Banco de Mexico. The noon buying rate in New York City for cable transfers payable in pesos, as certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2004 was Ps.
11.5380 to $1.00.

      All references to tons in this Annual Report are to metric tons. One metric ton is equal to 1.102 short tons.

Forward Looking Statements

      This Annual Report contains certain forward-looking statements regarding the business of Simec. When used in this Annual Report, the words "anticipates," "plans," "believes," "estimates," "intends," "expects," "projects" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain those words. These statements, including but not limited to Simec's statements regarding its strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management's beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond Simec's control. Simec's actual results could differ materially from those expressed in any forward-looking statement. In light of these risks and uncertainties there can be no assurance that forward-looking statements will prove to be accurate. Factors that might cause actual results to differ from forward-looking statements include, but are not limited to, factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap and other raw materials), the ability of Simec of operate at high capacity levels, the costs of compliance with U.S. and Mexican environmental laws, future capital expenditures and acquisitions (including the proposed acquisition of the steel manufacturing facilities of Industrias Ferricas del Norte, S.A.), future devaluations of the peso, the imposition by Mexico of foreign exchange controls and price controls, the influence of economic and market conditions in other countries on Mexican securities as well as the factors set forth in "Risk Factors" under Item 3 of this Annual Report.

                                    PART I.

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

Selected Financial Data

      The information set forth below has been selected or derived from the Company's audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003 included elsewhere in this Annual Report and which are referred to in this Annual Report as the "Consolidated Financial Statements." This information is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto and Item 5, "Operating and Financial Review and Prospects", included elsewhere in this Annual Report. In 2001, the Company changed its auditor from Arthur Andersen to KPMG Cardenas, Dosal, S.C., in order to have the same auditor as its new parent, Industrias CH, S.A. de C.V. ("Industrias CH"). Thus, the selected consolidated financial data for the fiscal years ended December 31, 1999 and 2000 are extracted from the Company's audited consolidated financial statements which were reported on by Arthur Andersen and should be read in conjunction with those statements. The selected consolidated financial data for the fiscal years ended December 31, 2001, 2002 and 2003 are extracted from the Company's audited consolidated financial statements which have been reported on by KPMG Cardenas, Dosal, S.C., and should be read in conjunction with those statements.

         The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Certain of the financial information set forth below is presented in accordance with U.S. GAAP. In accordance with Mexican GAAP rules on inflation accounting, the Company's consolidated financial statements recognize the effects of inflation and restate data for prior periods in constant pesos as of December 31, 2003. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income and total stockholders' equity.

                                                                  Year Ended December 31,
                                                                  -----------------------
                                               1999      2000      2001       2002        2003        2003(1)
                                               ----      ----      ----       ----        ----        -------
                                             (Millions of constant December 31, 2003 pesos,      (Millions of dollars,
                                                     except share and per ADS data)            except share and per ADS
                                                                                                         data)
Income Statement Data:
Mexican GAAP:
   Net sales............................       2,684     2,528    2,091       2,196      2,786          247.95
   Direct cost of sales.................       1,682     1,670    1,404       1,470      1,830          162.87
   Marginal profit......................       1,002       858      687         726        956           85.08
   Indirect manufacturing, selling,
     general............................         386       401      344         299        282           25.09
     and administrative expenses........
   Depreciation and amortization........         174       159      146         162        182           16.20
   Operating income(2)..................         442       298      197         265        492           43.79
   Financial income (expense)(3)........         192     (119)        5       (128)       (24)          (2.14)
   Other income (expense), net(4) ......        (20)      (67)       67        (37)       (30)          (2.67)
   Income from continuing operations
     before   taxes,    employee   profit
     sharing and minority interest......         614       112      269         100        438           38.98
   Income tax expense and employee profit
     sharing(5).........................          54       138       17        (23)        145           12.90
   Income (loss) from continuing
     operations.........................         560      (26)      252         123        293           26.08
   Income from discontinued
     operations.........................           8         8        0           0          0               0
   Credit (provision) for  loss on
     disposal of segments...............        (13)      (23)        0           0          0               0
   Net income (loss)....................         555      (41)      252         123        293           26.08
   Minority interest....................           1         0        0           0          0               0
   Majority interest....................         554      (41)      252         123        293           26.08
   Net income (loss) per ADS(6).........          27       (2)        5           1          2           0.22
   Diluted net income (loss) per ADS(6).          12       (1)        5           1          2           0.22
   Weighted average shares outstanding
   (000's)(6)...........................      20,715    20,715   54,816      99,967    119,053            --
   Weighted average shares outstanding,
     plus potential shares from
     convertible debt (000's)(6)........      45,358    45,358   54,816      99,967    119,053            --
U.S. GAAP including effects of inflation:
   Net sales............................       2,684     2,528    2,091       2,197      2,786          247.95
   Cost of sales........................       1,682     1,669    1,398       1,474      1,834          163.22
   Marginal profit......................       1,002       859      693         723        952           84.73
   Operating income(2)..................         661       268      183         233        498           44.32
   Financial income (expense)(3)........         192     (117)        6       (129)       (24)          (2.14)
   Other income (expense), net(4).......        (20)      (64)      601        (68)       (30)          (2.67)
   Income from continuing operations
     before taxes and minority interest.         833        87      790          36        444           39.51
   Income tax expense (income)(5).......         190        58       63       (167)        190           16.91
   Income from continuing operations
     before minority interest...........         643        29      727         203        254           22.60
   Minority interest....................           3         0        0           0          0            0.00
   Income from continuing operations....         640        29      727         203        254           22.60
   Income from continuing operations
     per share(6).......................          31         1       13           2          2           0.19
   Diluted net income per share(6)......          14         1       13           2          2           0.19

                                                                  Year Ended December 31,
                                                                  -----------------------
                                               1999      2000      2001       2002        2003        2003(1)
                                               ----      ----      ----       ----        ----        -------
                                             (Millions of constant December 31, 2003 pesos,      (Millions of dollars,
                                                     except share and per ADS data)            except share and per ADS
                                                                                                         data)
   Income from discontinued
     operations.........................           7         8        0           0          0             0
     Credit   (provision)   for  loss  on
     disposal of  segments..............        (13)      (23)        0           0          0             0
   Net income ..........................         634        14      727         203        254           22.60
Balance Sheet Data:
Mexican GAAP:
   Total assets.........................       6,353     5,496    5,079       5,429      6,005          534.44
   Long-term debt(7)....................       3,216     1,633      734         805      1,054           93.81
   Total stockholders' equity...........       2,293     1,237    3,051       3,737      4,626          411.71
U.S. GAAP including effects of inflation:
   Total assets.........................       6,768     6,138    5,947       5,692      5,938          528.48
   Long-term debt(7)....................       3,216     2,174      734         835      1,003           89.27
   Total stockholders' equity...........       1,659     1,650    3,609       3,965      4,611          410.38
Other Data:
Mexican GAAP:
   Capital expenditures.................         101        40       42           9         59           5.25
   Depreciation and amortization from
     continuing operations..............         167       155      160         169        182           16.20
   Depreciation and amortization from
     discontinued operations............           7         4        0           0          0             0
   Total depreciation and amortization..         174       159      160         169        182           16.20

----------------------
(1) Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.2360 per $1.00, the interbank transactions rate in effect on December 31, 2003.

(2) Reflects different treatment of direct cost of sales, start-up costs, employee profit sharing and accrued vacation costs (until 2002) under Mexican GAAP and U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

(3) Reflects different treatment of gain from monetary position and exchange loss capitalized under Mexican GAAP and U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

(4) Includes gains on sales of assets and sales not related to production, provisions for doubtful accounts derived from changes in estimates made in prior years, expenses related to the disposal of dust at the Guadalajara facility and financial restructuring fees.

(5) Reflects different treatment of deferred income taxes and employee profit sharing under Mexican GAAP and U.S. GAAP. See Note 17 to the Consolidated Financial Statements.

(6) For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the reverse stock split described in Note 12(a) to the Consolidated Financial Statements.

(7)   Long-term debt includes amounts relating to deferred taxes.

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

Periods              High           Low             Average          Period End
-------              ----           ---             -------          ----------
1999                10.60           9.24              9.56              9.48
2000                 9.64           9.18              9.44              9.51
2001                 9.97           8.95              9.33              9.16
2002                10.43           9.00              9.66             10.43
2003                11.41          10.11             10.79             11.24

Periods              High           Low
-------              ----           ---
2003
  December          11.41          11.17

2004
  January           11.10          10.81
  February          11.25          10.91
  March             11.23          10.95
  April             11.43          11.16
  May               11.64          11.38
  June              11.54          11.30

      On June 30, 2004, the noon buying rate was Ps. 11.5380 to $1.00.

      Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the dollar equivalent of the peso price of shares of series B common stock on the Mexican Stock Exchange and the price of American Depositary Shares on the American Stock Exchange. Cash dividends, if any, will be paid by the Company in pesos, and exchange rate fluctuations will affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends on the shares of series B common stock underlying ADSs.

Risk Factors

      The following are risk factors relating to Simec and an investment in shares of its series B common stock or ADSs. The risks described below are not the only ones facing the Company. Additional risks, including those described elsewhere in this Annual Report, may impair Simec's business operations. The Company's business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the price of ADSs representing its series B common stock could decline and investors could lose a substantial portion of their investment.

      Information in these risk factors concerning Mexico has been included to the extent that such information is publicly available to the Company. The Company believes this information is reliable, but cannot guarantee that it is accurate.

      The Company's results of operations are significantly influenced by the cyclical nature of steel industry.

      The steel industry is cyclical in nature and sensitive to general national and international macroeconomic conditions. In addition, although global steel prices have increased during 2003 and the first quarter of 2004, decreases during 2002 and over the preceding several years have led to a decrease in the prices of Simec's products and adversely affected its profits over those years.

      The cost of ferrous scrap, the principal raw material used in Simec's steel operations, is subject to price fluctuations. Although Simec's wholly-owned scrap collection and processing operations furnish a material portion of its scrap requirements, Simec must acquire the remainder of its scrap from other sources. Because increases in the prices Simec is able to charge for its finished steel products generally lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect the operating results of Simec. In 2002, the price of scrap decreased from 2001, continuing the decrease observed in recent years. However, the price of scrap increased during 2003 and the first quarter of 2004, and there can be no assurance that scrap prices will not increase further and, if so, there can be no assurance that Simec will be able to pass all or a portion of these increases on through higher finished product prices.

      Significant increases in energy costs may adversely impact Simec's profitability.

      Energy costs constitute a significant component of Simec's costs of operations. The Mexican government is currently the only domestic supplier of energy and has, in some cases, increased prices above international levels. Simec, like all other high volume users of electricity, pays special rates to the Comision Federal de Electricidad for electricity. Simec also pays special rates to Pemex, the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to Simec or that these rates may not increase significantly in the future. Simec has not always been able to pass the effect of these increases on to its customers and there is no assurance that Simec will be able to pass the effect of these increases on to its customers in the future.

      Mexican governmental, political and economic factors may adversely impact Simec's business.

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

      Increases in interest rates, high levels of inflation, peso devaluation and other economic factors may adversely impact the Mexican economy. These events could adversely affect the business, financial condition, results of operations and prospects of the Company.

      The Mexican economy has in the past experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and to U.S. dollars in particular, it has done so in the past and no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. The effect of any exchange control measures adopted by the Mexican government on the Mexican economy cannot be predicted.

      Simec's controlling shareholder Industrias CH is able to exert significant influence on the business and policies of Simec and its interests may differ from those of other shareholders.

      In 2001 Industrias CH acquired a 62% interest in Simec from Simec's predecessor parent, Group Sidek, and Industrias CH has since increased its ownership interest in Simec to approximately 84.8% at May 31, 2004. All of the current members of the board of directors of Simec were nominated and elected by Industrias CH, and Industrias CH continues to be in the position to elect directors in the future and to exercise substantial influence and control over the business and policies of the Company. It is possible that the interests of Industrias CH could differ from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is limited liquidity in Simec's series B common stock and its ADSs.

      Simec's financial statements are prepared in accordance with Mexican GAAP, and therefore may not be directly comparable to financial statements of other companies prepared under US GAAP or other accounting principles.

      All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 17 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP.

      Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm Simec's ability to export its products.

      In recent years, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against the Company or the Company's products. In the first quarter of 2002 the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003 the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. There can be no assurance that anti-dumping or countervailing duties suits will not be initiated against the Company or that the U.S. government will not impose tariffs on steel imports from Mexico or that existing tariffs on U.S. steel imports from other countries, will not be lifted in the future.

      In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that Simec produces from all countries with the exception of the those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. In the third quarter of 2002 the imposed tariffs were reduced to 25%. In the third quarter of 2003, the tariffs were reduced to 18%. There can be no assurances that these tariffs will not be further reduced or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to their countries.

Item 4. Information on the Company

History and Development of the Company

      General

      Simec is a mini-mill steel producer in Mexico and manufactures a broad range of small and medium-sized structural steel products. Simec's products are used primarily in the residential, commercial and industrial construction markets. Simec believes that most of its products are used by the small and mid-market end-users that represent a substantial portion of the Mexican non-flat steel market. Simec currently owns and operates Mexico's largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco, through its direct wholly-owned subsidiary, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG"), and also owns and operates a mini-mill in Mexicali, Baja California Norte, through its indirect wholly-owned subsidiary, Compania Siderurgica de California, S.A. de C.V. ("CSC"). Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico 44440. Its telephone number is 52-33-1057-5757.

      Simec's steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed CSG, a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. ("Sidek"), the former parent of Simec, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary -- Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability.

      In December 1997, Simec completed a corporate reorganization and restructuring of its liabilities. Prior to the restructuring, Simec maintained equity interests in its subsidiaries through direct ownership or indirectly through interests in one or more of its other wholly owned or majority owned subsidiaries. As part of the restructuring, CSG borrowed funds under a bank credit facility established as part of the restructuring with a bank syndicate composed of Simec's then existing bank lenders, most of which were Mexican banks. In addition, CSG issued notes offered in connection with a debt exchange offer consummated concurrently with the restructuring for the purpose of refinancing all of the then outstanding debt of Simec. Pursuant to the restructuring and subsequent transactions, approximately 99% of Simec's consolidated debt was replaced with an equal aggregate principal amount of debt of CSG. In return, Simec transferred its equity interest in its subsidiaries, other than CSG, to CSG. As a result of the restructuring, Simec's only material asset is its 100% equity interest in CSG. CSG, in turn, holds a 100% equity interest in each of Simec's indirect subsidiaries, or in the case of non-wholly owned subsidiaries, the equity position held by Simec immediately prior to consummation of the restructuring. See Item 5.

      In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH. In June 2001, Industrias CH acquired additional common shares held by certain of Simec's bank creditors that, in connection with the transaction, converted approximately $95.4 million of bank debt ($90.2 million of principal and $5.2 million of interest) into common shares of Simec at a conversion price equivalent to $3.87 per ADS increasing its interest in Simec to approximately 82.5%.

      In May 2004, Simec announced that, subject to approval of the Mexican Federal Commission of Competition, that it (rather than Industrias CH or an affiliated entity) intends to acquire the Mexican steel manufacturing facilities of Industrias Ferricas del Norte, S.A. If consummated, this transaction is expected to significantly increase Simec's installed capacity, its net sales and the number of its employees.

      Principal Capital Expenditures and Divestitures

      Simec seeks to improve its operating efficiency and increase sales of its products through capital investments in new equipment and technological improvements. In 2003, Simec spent $5.4 million in capital investments. Projects at the Guadalajara facility included the addition of a slitting system in order to increase production at the rolling mill. Projects at the Mexicali facility in 2003 included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop.

      In 2002, Simec spent $0.7 million in capital investments. Projects at the Guadalajara facility included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. Projects at the Mexicali facility include improvements to the warehouse. In 2001, the Company spent $4.2 million on capital investments all of which were funded through internal resources. Projects at the Guadalajara facility included the purchase of a Co-Jet system for the melt shop in order to increase productivity and reduce energy consumption, and to increase the production of specialty steel products. Projects at the Mexicali facility in 2001 included increasing the strengthening capacity at the rolling mill and conversion of the rolling mill's heating furnace in order to enable it to operate on either gas or heavy oil.

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

      Simec operates the Guadalajara mini-mill through its indirect wholly owned subsidiary, CSC. At December 31, 2003 the Guadalajara facility's annual installed capacity of steel billet was 350,000 tons, and its annual installed capacity of finished product was 480,000 tons. Simec operated the Guadalajara mini-mill at 96.2% capacity for billet production and 84.1% capacity for finished product production in 2003.

      Simec conducts the operations of the Mexicali mini-mill through its indirect wholly owned subsidiary, CSC. The Mexicali mini-mill commenced operations in 1993 and at December 31, 2003 had an annual installed capacity of 430,000 tons of steel billet and its annual installed capacity of finished product was 250,000 tons. Simec operated the Mexicali mini-mill at 85.9% capacity for billet production and 77.8% capacity for finished product production in 2003. Simec invested approximately $140 million to build the Mexicali mini-mill and invested an aggregate amount of $9.7 million in capital improvements from 1997 to 2000. Simec invested an additional $1.2 million, $0.1 million and $4.9 million in capital improvements in 2001, 2002 and 2003, respectively.

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

                        Total Basic Steel Sales Volume(1)

                                                    Years ended December 31,
                                                    ------------------------
                                                      (Thousands of tons)
                                                   2001       2002      2003
                                                   ----       ----      ----
Basic Steel Products
I-Beams                                            88.0       85.1       83.8
Channels                                           48.3       57.5       50.7
Angles(2)                                         102.0      123.8      108.5
Steel Bars (round, square and hex rods)           138.7      149.4      174.6
Cold Drawn                                         17.0       17.6       17.1
Rebar                                             110.0      116.5      139.0
Flat Bar                                           54.8       53.9       45.7
Other                                               1.9        5.6        8.8
                                                  -----      -----      -----
Total Steel Sales                                 560.7      609.4      628.2
                                                  =====      =====      =====

----------
(1)   Includes both domestic and export sales.

(2)   Angles include structural angles and commercial angles.

      The  following  table  sets  forth,  for  the  years  indicated,   Simec's
proportionate domestic and export steel sales.

                    Domestic and Export Steel Sales By Region

                                                       Domestic Sales                 Exports
                                                       --------------                 -------
                                                        Years ended                 Years ended
                                                        December 31,                December 31,
                                                        ------------                ------------
                                                 2001      2002     2003      2001     2002     2003
                                                 ----      ----     ----      ----     ----     ----
I-Beams                                           98%       98%      99%        2%       2%        1%
Channels                                          85%       81%      81%       15%      19%       19%
Angles(1)                                         91%       87%      89%        9%      13%       11%
Steel Bars (round, square and hex rods)           94%       94%      96%        6%       6%        4%
Cold Drawn                                        97%       95%      96%        3%       5%        4%
Rebar                                             85%       70%      67%       15%      30%       33%
Flat Bar                                          92%       86%      89%        8%      14%       11%
Other                                            100%      100%     100%        0%       0%        0%
                                                 ---       ---      ---        --       --        --
Total (weighted average)                          91%       87%      87%        9%      13%       13%
                                                 ===       ===      ===        ==       ==        ==

----------
(1)   Angles include structural angles and commercial angles.

      The following tables set forth, for the years indicated, selected operating data for Simec's two steel production facilities (the peso amounts shown below are presented in nominal pesos).

                              Guadalajara Mini-Mill

                                                                               Years ended December 31,
                                                                               ------------------------
                                                                           2001          2002          2003
                                                                           ----          ----          ----
Steel Sales (000's tons)                                                    384.4        410.0          430.3
Average finished product price per ton                                  Ps. 3,398    Ps. 3,440      Ps. 4,172
Average scrap cost per ton                                                1,124.5      1,187.8        1,537.2
Average manufacturing conversion cost per ton of finished product(1)      1,345.1      1,184.2        1,225.8
Average manufacturing conversion cost per ton of billet(1)                  693.3        666.5          760.8


                               Mexicali Mini-Mill

                                                                               Years ended December 31,
                                                                               ------------------------
                                                                           2001          2002          2003
                                                                           ----          ----          ----
Steel Sales (000's tons)                                                    176.3        199.4          197.9
Average finished product price per ton                                  Ps. 2,884    Ps. 2,885      Ps. 3,867
Average scrap cost per ton                                                  897.7        919.3        1,232.3
Average manufacturing conversion cost per ton of finished product(1)      1,161.0      1,084.1        1,161.2
Average manufacturing conversion cost per ton of billet(1)                  746.7        683.4          732.7

----------
(1) Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

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

      Simec's Guadalajara facilities and equipment include one improved DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2003, the Guadalajara mini-mill produced 336,529 tons of steel billet and 403,584 tons of finished product.

      In 1993, Simec began operations at its mini-mill located in Mexicali, Baja California. The mini-mill is located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles. Simec's Mexicali facilities and equipment include one EBT DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous banana caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali mini-mill is used primarily by the Guadalajara mini-mill. In 2003 the Mexicali mini-mill produced approximately 369,347 tons of billet, of which 99,507 tons were used by the Guadalajara mini-mill and 63,616 tons were sold to third parties. In 2003, the Mexicali mini-mill produced 194,540 tons of finished product. The decision to locate the new mini-mill in Mexicali was based upon a number of factors, including proximity to new domestic and foreign markets, work force quality and proximity to stable sources of scrap, electricity and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities.

      Reducing freight expenses was one of Simec's main objectives in constructing the Mexicali mini-mill. Simec's most significant freight costs are those associated with acquiring steel scrap or billet and shipping finished product to customers. The Mexicali facility is one of the closest mini-mills to the Southern California market and has competitive freight costs for shipments of scrap to the mini-mill and shipments of finished product from the mill to customers in northern Mexico and the southwestern United States. In accordance with the North American Free Trade Agreement ("NAFTA"), the total tonnage of products that can be transported through Mexico on a single truck, is limited to 30 tons.

      In 2001, 59% of the products produced at the Mexicali mini-mill were rebar, 13% were angles, 16% were steel bars (round, square and hex rods) and the remaining 12% were other products, principally merchant bar and channels. In 2002, 56% of the products produced at the Mexicali mini-mill were rebar, 17% were angles, 15% were steel bars (round, square and hex rods) and the remaining 12% were other products, principally merchant bar and channels. In 2003, 63% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 14% were steel bars (round, square and hex rods) and the remaining 8% were other products, principally merchant bar and channels.

      The production levels and capacity utilization rates for Simec's melt shops and rolling mills for the years indicated are presented below.

                   Production Volume and Capacity Utilization

                                                    Years ended December 31,
                                                    ------------------------
                                                       (Tons in thousands)
                                                   2001        2002       2003
                                                   ----        ----       ----
Melt shops
      Steel billet production                     625.8       667.4      705.9
      Annual installed capacity(1)                780.0       780.0      780.0
      Effective capacity utilization              80.2%       85.6%      90.5%
Rolling mills
      Total production                            573.0       586.6      598.1
      Annual installed capacity(1)                730.0       730.0      730.0
      Effective capacity utilization              78.5%       80.4%      81.9%

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

      Simec's production for the years ended 2003, 2002 and 2001 represented an estimated 10%, 11% and 10%, respectively, of Mexican non-flat steel production, based upon production figures compiled by Canacero. The production and capacity utilization levels in 2001, 2002 and 2003 were lower than recent prior historical levels, and reflected the Company's decision to cease production during peak hours at the Mexicali and Guadalajara mini-mills in order to save on electricity costs and to focus on the production at the Mexicali mini-mill of higher margin rather than basic commodity products.

      Simec is seeking ISO 9002 certification from British Standard Institution for its Guadalajara and Mexicali mini-mill facilities. ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. Management believes that adhering to the stringent ISO 9002 procedures not only creates efficiency in manufacturing operations, but also positions Simec to meet the exacting standards required by its customers. Simec is engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. Simec had previously received ISO 9002 certification but was not recertified in 2003 due to noncompliance with certain operating procedures and is pursuing recertification.

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

      Simec's  basic   domestic   steel  sales  are  made  through  a  group  of
approximately 100 independent distributors, who also carry other steel companies' product lines, and through Simec's wholly owned distribution center in Guadalajara. Simec believes its distribution center is an important source of information concerning customer needs and market developments. By working through its distributors, Simec believes that it has established and can maintain market leadership with small and mid-market end-users throughout Mexico. Simec believes that its domestic customers are highly service-conscious. Simec has built upon this strategy in marketing products from the Mexicali mini-mill. In 2002 and 2003, no single customer accounted for 10% or more of Simec's total steel sales. Simec's management believes that it is not dependent on any single customer and that it could replace lost sales attributable to any customer given similar market conditions.

      Simec distributes its steel products in the United States primarily through independent distributors who also carry other steel companies' product lines. Simec employs three full-time employees who are dedicated exclusively to exports.

      During 2002 and 2003, orders for Simec's products were received on average approximately two weeks before those products were produced. Accordingly, Simec does not believe that backlog is a significant factor in its business. A substantial portion of Simec's production is ordered by its customers prior to production. There can be no assurance that significant levels of pre-production sales orders will continue.

      Competition

      The markets in which Simec competes are highly competitive and recent weakness in the steel industry globally has heightened competition. Some of Simec's competitors maintain larger stocks of inventory and are able to provide their products to customers faster than Simec and may be better be positioned to withstand weak market conditions and to respond more rapidly to strengthening market conditions. Simec believes that it competes in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, it competes in the domestic market based upon its responsiveness to customer delivery requirements. Simec believes that it is one of the lowest cost producers of non-flat steel products in Mexico and is also one of the lowest cost producers of non-flat steel products in the export markets in which it competes. Simec endeavors to enhance its competitive position in Mexico by working closely with its distributors and adjusting its production schedule to meet customer requirements. Through its flexible production facilities, Simec is able to respond quickly to the demand for its products. Simec also believes that its geographic location and large variety of products help it to maintain its competitive market position in Mexico and in the states bordering Mexico. Simec believes that its Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

      Based on information compiled by Canacero, Simec believes that it is the sole Mexican producer of 5-inch, 6-inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 84,843 tons, or 14%, and approximately 82,812 tons, or 13%%, of Simec's total finished product sales in 2002 and 2003, respectively.

      In 2002, Simec sold 199,953 tons of I-beams, channels and angles at least 3 inches in width (including the 84,843 tons of I-beams described above) which represented approximately 33% of Simec's total finished product sales for the year. In 2003, Simec sold 184,239 tons of I-beams, channels and angles at least 3 inches in width (including the 82,812 tons of I-beams described above) which represented approximately 29% of Simec's total finished product sales for the year. Simec believes that the domestic competitors in the market for these structural profiles are Altos Hornos de Mexico, S.A. de C.V. ("Ahmsa"), Siderurgica del Golfo, S.A. de C.V., Aceros Corsa, S.A. de C.V. ("Corsa") and Gerdao, S.A. Based on information compiled by Canacero, Simec estimates that its share of domestic production of structural profiles was 67% in 2002 and 62% in 2003.

      In 2002, Simec sold 164,047 tons of steel bar (including specialty steel bars), compared to 188,840 tons in 2003. Based on information compiled by Canacero, Simec believes that its share of domestic production of steel bar was 46% in 2002 and 37% in 2003. Simec's other major product lines are rebar and commercial profiles (angles less than 3 inches in width and flat bar), for which Simec's share of domestic production in 2002 was 4% and 24%, respectively, compared to 5% and 19%, respectively, in 2003. Rebar and merchant bars together accounted for approximately 245,371 tons, or 40%, of Simec's total production of finished steel products in 2002, compared to approximately 255,164 tons, or 41%, in 2003. Simec competes in the domestic market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlan, S.A. de C.V., Atlax, S.A. de C.V., Commercial Metals Inc., Belco Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company and Bayou Steel Corporation.

      Simec has been able to maintain its domestic market share and profitable pricing levels in Mexico in part because the Guadalajara facility's central Mexico site affords Simec substantial cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico and its flexible production facility gives Simec the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its relatively close proximity to these areas reduces Simec's freight costs.

      Exports

      Simec believes that NAFTA has increased competition from U.S. steel producers by eliminating tariffs on steel products imported from the United States. Prior to the passage of NAFTA, a 10% tariff was imposed by Mexico on imports of steel products similar to those produced by Simec. Under NAFTA, this tariff was reduced by 1% per year over 10 years commencing in 1994 and, as of December 31, 2003, the tariff has been completely eliminated. Conversely, the tariffs imposed by the United States on imports of steel bar (round and square rods), structural profiles, flat bar and rebar applicable to Mexican producers of steel products were phased out over a similar period and, as of December 31, 2003, these tariffs were completely eliminated.

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

      Changes in the exchange rate between the peso and the dollar that do not fully reflect the difference in inflation rates between Mexico and the United States could adversely affect Simec's production cost. Following a significant devaluation of the peso in 1995, and a large decrease in domestic demand for steel products, Simec commenced an aggressive export program in order to take advantage of relatively higher prices (in peso terms) of steel products and to offset the decline in domestic consumption. As a result, in 1995, Simec's export sales were 226,825 tons, representing 37% of total basic steel sales in tons. In subsequent years, as domestic demand increased in Mexico and the relative difference (in peso terms) in steel prices between the U.S. and Mexican markets decreased, and Simec's relative margins on exports versus domestic sales consequently decreased, Simec refocused its efforts on the domestic market. Exports declined significantly in years subsequent to 1995, although in 2003, exports were 80,744 tons, or 13% of total basic steel sales in tons sold versus 80,182 tons, or 13% of total basic steel sales in tons sold in 2002, in each case higher than in the immediately preceding years.

      Raw Materials

      Ferrous scrap, electricity, ferroalloys and refractory products are the principal materials used in the manufacture of Simec's steel products. Among these, ferrous scrap is the most important for the production of steel and accounted for approximately 48% and 52% of Simec's direct cost of sales in 2002 and 2003, respectively. In 2003 and 2002 no billet was acquired from third parties. Ferrous scrap is principally generated from automobile, industrial, naval and railroad scrap. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond the control of Simec. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

      Simec purchases raw scrap from peddlers and scrap dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap. Simec meets its refined ferrous scrap requirements through three sources: (i) Simec's wholly owned scrap processing facilities, which in the aggregate provided Simec with approximately 11% and 7% of its refined scrap tonnage in 2002 and 2003, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States which in the aggregate provided Simec with approximately 61% and 28% in 2002, respectively, and approximately 63% and 30% in 2003, respectively, of its refined ferrous scrap requirements. Simec is a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions and, by primarily dealing directly with small Mexican scrap collectors, Simec believes it has been able to acquire scrap at prices lower than those in the international and domestic markets.

      Ferroalloys, electrodes and refractory products collectively accounted for approximately 14% of Simec's direct cost of sales in 2002 and 12% in 2003. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. Simec buys most of its manganese ferroalloys from Compania Minera Autlan, S.A., with the remainder purchased from Electrometalurgica de Veracruz, S.A. de C.V. and Possehl, S.A. de C.V. Simec obtains electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V. and SGL Carbon Group. Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. Simec purchases its refractory products from RFI Refmex, S.A. de C.V., LWB de Mexico, S.A. de C.V. and Tecnologias Minerales de Mexico, S.A. de C.V.

      Electricity accounted for approximately 12% of Simec's direct cost of sales in 2002 and 13% of direct cost of sales in 2003 and is supplied by the Comision Federal de Electricidad ("CFE"). Simec, like all other high volume users of electricity, pays special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, Simec has modified its production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on the business of Simec.

      North American Free Trade Agreement

      On January 1, 1994, NAFTA became effective. NAFTA established a free trade zone among Mexico, Canada and the United States and has removed over time customs duties imposed on goods traded among the three countries, removed or relaxed many investment restrictions, liberalized trade in services, provided a specialized means for settlement of, and remedies for, trade disputes arising under NAFTA, promote trilateral regional and multilateral cooperation, and has resulted in new laws and regulations to further these goals. Certain provisions of NAFTA were phased in over a number of years. The Mexican government expects that NAFTA will provide Mexican exports with permanent access to U.S. and Canadian markets. In addition, increased foreign investment in Mexico may result as restrictions on foreign ownership are eliminated. As a result of these two factors, NAFTA is anticipated over the long term to have a favorable effect on employment, wages and economic growth in Mexico. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs on certain imported goods and protection of certain industries from foreign competition have been reduced or elminated.

      Simec believes NAFTA has increased competition in finished products of the type produced by it in certain areas of Mexico, particularly the northeast, as Mexican tariffs on steel products exported to Mexico from the United

States have been phased out. In addition, however, Simec believes that NAFTA has decreased the cost of certain of its important raw materials, such as electrodes, refractory products and ferroalloys, and spare parts.

      Environmental Matters

      The Mexican operations of various of Simec's subsidiaries are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment and require numerous permits, licenses and authorizations at municipal, state and federal levels. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y Proteccion al Ambiente (the General Law of Ecological Equilibrium and Environmental Protection or the "Ecological Law"). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution, solid wastes and hazardous substances. In addition, the Mexican federal government has enacted regulations concerning the import and export of hazardous materials and hazardous wastes. The Mexican federal agency in charge of overseeing and enforcing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources or "SEMARNAT"). As part of its enforcement powers, the SEMARNAT, through the Procuraduria Federal de Proteccion al Ambiente (the Federal Bureau of Environmental Protection or "Profepa") can bring civil and criminal proceedings against companies that violate environmental laws and can close non-complying facilities. Simec has made significant capital investments in connection with the building of its production facilities in order to comply with requirements of municipal, state and federal authorities and to remain in compliance with its permits, licenses and authorizations. Although Simec believes that it is currently in substantial compliance with the applicable Mexican federal and state and municipal environmental laws and regulations, it is possible that changes in Mexican federal, state or municipal environmental laws or regulations, or their interpretation or enforcement, could cause Simec to have to invest additional capital to remain in compliance with future federal, state and municipal requirements.

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

Organizational Structure

      Simec is a subsidiary of Industrias CH, which holds an approximate 84.8% controlling interest in Simec. The following table shows Simec's corporate structure as of May 31, 2004. The table also shows, for each company, its country of incorporation, and the approximate percentage equity ownership interest of its direct parent company shown on the table.

                                                                          Percentage of      Jurisdiction of
Name of Company                                                            Equity Owned       Incorporation
---------------                                                            ------------       -------------
Grupo Simec, S.A. de C.V.                                                      --                Mexico
  Compania Siderurgica de Guadalajara, S.A. de C.V.                           99.99%             Mexico
    Compania Siderurgica de California, S.A. de C.V.                           100%              Mexico
        Administradora de Cartera de Occidente, S.A. de C.V.                  99.99%             Mexico
        Compania Siderurgica del Pacifico, S.A. de C.V.                       99.99%             Mexico
       Administradora de Servicios de la Industria Siderurgica ICH, S.A.      99.99%             Mexico
        de C.V.
        Procesadora Mexicali, S.A. de C.V.                                     100%              Mexico

                                                                          Percentage of      Jurisdiction of
Name of Company                                                            Equity Owned       Incorporation
---------------                                                            ------------       -------------
        Sistemas de Transporte de Baja California, S.A. de C.V.                100%              Mexico
        Servicios Simec, S.A. de C.V.                                          100%              Mexico
        Undershaft Investments, N.V.                                           100%       Netherlands Antilles
        Pacific Steel, Inc.                                                    100%            California
        Industrias del Acero y del Alambre, S.A. de C.V.                      99.99%             Mexico
        Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V.        100%              Mexico

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

Item 5. Operating and Financial Review and Prospects

      The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ significantly from U.S. GAAP. Note 17 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity. Under Bulletin B-10, financial data for all periods in the Consolidated Financial Statements and throughout the Annual Report have been restated in constant pesos as of December 31, 2003. For the years ended December 31, 2001, 2002 and 2003, the National Consumer Price Index increased approximately 4%, 6% and 4%, respectively.

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

      Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and valuation reserve on accounts receivable. The Company evaluates periodically the adjusted values of its property, plant and equipment, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues or realizable value, as applicable, of the Company's property, plant and equipment due to the characteristics of those assets. The class of the Company's assets which must require complex determinations based upon assumptions and estimates relates to idle machinery.

      With respect to valuation reserve on accounts receivable, on a periodic basis management analyzes the recoverability of accounts receivable in order to determine if, due to credit risk or other factors, some receivables may not be collected. If management determines such a situation exists, the book value of the non-recoverable assets is adjusted and charged to the income statement through an increase in the doubtful accounts reserve. This determination requires substantial judgment by management. As a result, final losses from doubtful accounts could differ significantly from estimated reserves.

      General Overview

      Simec's steel products are generally commodities and, accordingly, its net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in Mexico and elsewhere. As a result of the significant competition in the steel industry and the commodity-like nature of Simec's products, Simec has limited ability to effect its finished product prices as prices for the Company's steel products are generally determined by Mexican and global steel markets, although a portion of Simec's products are specialty products for which competition is limited as compared with Simec's more basic products, and these specialty products generate somewhat higher margins. Simec adjusts the mix of its product output toward higher margin products to the extent it is able to do so and also adjusts its overall product levels based on the marginal profitability of doing so.

      As margins in commodity businesses are generally low, Simec focuses very closely on controlling its direct cost of sales as well as its indirect manufacturing, selling, general administrative expenses. Simec's direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap. Scrap prices are generally determined by market supply and demand and as a result, Simec has limited ability to influence its scrap costs, as well as the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and finished product prices, although the degree and timing of this correlation varies from time to time and Simec may not always be able to fully pass along scrap and other raw material price increases to its customers. Simec's ability to decrease its direct cost of sales as a percentage of net sales is largely dependent on its increasing productivity. Simec's ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of Simec's profitability.

      Simec exports a portion of its products, primarily to the United States. As a result of higher costs associated with exports, Simec adjusts export levels based on the relative profitability of doing so versus selling its products in the domestic market. During periods of relative weakness of the peso versus the dollar, exports generate higher margins as revenues are generated in dollars which translate into higher peso amounts, while a portion of Simec's costs are peso-denominated.

      Comparison of Years Ended December 31, 2003, 2002 and 2001

      Net Sales

      Simec's net sales were Ps. 2,786 million in 2003, Ps. 2,196 million in 2002 and Ps. 2,091 million in 2001. This represented increases of 27% in 2003 compared to 2002 and of 5% in 2002 compared to 2001. The increase in 2003 net sales primarily resulted from significantly higher prices for Simec's basic steel products, reflecting global steel price increases, primarily in the second half of the year, as well as moderately higher production levels. Increases in net sales in 2002 were attributable in part to Simec's focus on higher margin products as well as higher production levels than in 2001, which offset a decrease in finished product prices during 2002.

      Sales in tons of basic steel products increased 3% in 2003 to 628,243 tons from 609,408 tons in 2002, which in turn had increased 9% in 2002 from 560,726 tons in 2001. These year to year increases reflect Simec's determination to produce at higher levels given existing demand and pricing for its products.

      Exports of basic steel products remained substantially the same in 2003 compared to 2002, at 80,744 tons and 80,182 tons, respectively. Exports of basic steel products reflected a substantial portion of the increase in terms of steel sold in 2002 compared to 2001, increasing to 80,182 tons from 48,385 tons, respectively, due to higher margins for export sales in 2002 than in 2001.

      Simec sold 63,616 tons of billet in 2003, 23,137 tons of billet in 2002 and 1,248 tons of billet in 2001. The increases in tons of billet sold in each year were attributable primarily to an increase in demand for billet by third parties. Billet sales do not contribute materially to Simec's net sales or otherwise to its operating results.

      The average price of steel products increased 18% in real terms in 2003, reflecting the global strengthening of finished product prices in 2003. The average price of steel products decreased 5% in real terms in 2002 from 2001, reflecting continued weak global market conditions.

      Direct Cost of Sales

      Simec's direct cost of sales was Ps. 1,830 million in 2003, Ps. 1,470 million in 2002 and Ps. 1,404 million in 2001. This represented increases of 24% in 2003 compared to 2002 and of 5% in 2002 compared to 2001. Direct cost of sales as a percentage of net sales decreased to 66% in 2003 from 67% in each of 2002 and 2001. Simec's higher direct cost of sales in 2003 compared to 2002 was primarily attributable to the increased cost of raw materials and somewhat higher production levels. The relative stability of direct cost of sales in 2002 compared to 2001 reflects higher production levels partially offset by lower raw material costs.

      The average cost of raw materials used to produce steel products increased 14% primarily as a result of increases in the price of scrap, electricity and gas. The average cost of raw materials used to produce steel products decreased 7% in real terms in 2002 from 2001 primarily as a result of decreases in the price of scrap, Simec's reduced energy consumption and decreases in the price of ferroalloys.

      Marginal Profit

      Simec's marginal profit was Ps. 956 million in 2003, Ps. 726 million in 2002 and Ps. 687 million in 2001. This represented increases of 32% in 2003 compared to 2002 and 6% in 2002 compared to 2001. As a percentage of net sales, marginal profit was 34% in 2003 compared to 33% in each of 2002 and 2001.

      Indirect Manufacturing, Selling, General and Administrative Expenses

      Indirect manufacturing, selling, general and administrative expenses, which include depreciation and amortization, was Ps. 464 million in 2003, Ps. 461 million in 2002 and Ps. 490 in 2001, reflecting an increase of 0.6% in 2003 compared to 2002 and a decrease of 6% in 2002 compared to 2001. The relative stability of such expenses in 2003 compared to 2002 was due primarily to decreasing maintenance expenses for machinery during 2003. This decrease in 2002 compared to 2001 was due to the reduction of Simec's labor force and to lower expenses for the maintenance of machinery.

      Depreciation and amortization was Ps. 182 million in 2003, Ps. 162 million in 2002 and Ps. 146 million in 2001. This reflected an increase of 12% in 2003 compared to 2002 and an increase of 11% in 2002 compared to 2001. The increase in 2003 compared to 2002 and in 2002 compared to 2001 was due to the revaluation of machinery and equipment to reflect changes in the exchange rate of the peso relative to the U.S. dollar and other currencies such as the Euro.

      Operating Income

      Simec's operating income increased 86% to Ps. 492 million in 2003 from Ps. 265 million in 2002. Simec's operating income in 2002 represented an increase of 34% from Ps. 197 million in 2001. Operating income represented 18%, 12% and 9% of net sales in 2003, 2002 and 2001, respectively.

      Financial Income (Expense)

      Simec recorded financial expense in 2003 of Ps. 24 million compared to financial expense of Ps. 128 million in 2002 and financial income of Ps. 5 million in 2001. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position. Simec recorded exchange loss of approximately Ps. 2 million in 2003 compared to an exchange loss of Ps. 104 million in 2002 and exchange income of Ps. 103 million in 2001. These exchange losses reflect the 9% decrease in the value of the peso versus the dollar in 2003 compared to a decrease of 12.8% in the value of the peso versus the dollar in 2002 and an increase of 4.5% in the value of the peso versus the dollar in 2001. The exchange loss in 2003 also reflected lower debt levels than in the prior year and the 2002 financial expense also reflected lower debt levels than in 2001 as Simec made various prepayments on its bank debt and converted loans from its parent company to equity during 2002 and 2003.

      Net interest expense was Ps. 13 million in 2003 compared to Ps. 55 million in 2002 and Ps. 172 million during 2001. This reflected a lower amount of debt outstanding during 2003 compared to 2002 and in 2002 compared to 2001.

      Simec recorded a loss from monetary position of Ps. 9 million in 2003 compared to gains from monetary position of Ps. 31 million in 2002 and of Ps. 74 million in 2001. This reflected the domestic inflation rate of 4% in 2003 as compared to 5.7% in 2002 and 4.4% in 2001 as well as lower debt levels during 2003 compared to 2002 and in 2002 as compared to 2001.

      Other Income (Expense), Net

      Simec recorded other expense, net, of Ps. 30 million in 2003. This amount reflected:

            o a reserve of Ps. 11 million relating to the clean-up of contaminated land at the Pacific Steel facilities,

            o a reserve of Ps. 18 million relating to the realizable value of idle machinery and equipment and

            o other expense, net, related to other financial operations of Ps. 1 million.

      In 2002 Simec recorded other expense, net, of Ps. 37 million. This amount reflected:

            o other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million,

            o     a gain of Ps. 2  million  in  respect  of  $200,000  principal amount of  Simec's  MTNs  which  were  acquired  at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled,

            o income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill,

            o expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 21 million,

            o expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec,

            o a reserve of Ps. 10 million relating to the realizable value of idle machinery and equipment,

            o a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities and

            o     expenses  related  to  other  financial  operations  of Ps.  7 million.

      Simec recorded other income, net, of Ps. 67 million in 2001. This amount reflected:

            o income resulting from the cancellation of Ps. 16 million of interest on bank debt recorded as accrued interest in 2000,

            o income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years,

            o income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek,

            o expenses relating to a provision for doubtful accounts of Ps. 6 million,

            o expenses of Ps. 3 million relating to the cancellation of goodwill,

            o income relating to asset taxes for prior years of Ps. 26 million and

            o     income  related  to  other  financial  operations  of  Ps.  15 million.

      Income Tax and Employee Profit Sharing

      Simec recorded a provision of Ps. 145 million, a positive provision of Ps. 23 million and a provision of Ps. 17 million for income tax and employee profit sharing in 2003, 2002 and 2001, respectively. These amounts included an increase of Ps. 113 million in 2003 and decreases of Ps. 59 million and of Ps. 5 in 2002 and 2001, respectively, in such provisions as a result of the application of Bulletin D-4 with respect to deferred income tax, as described below.

      Net Income

      As a result of the foregoing, Simec recorded net income of Ps. 293 million, Ps. 123 million and Ps. 252 million in 2003, 2002 and 2001, respectively.

      Recent Pronouncements Applicable to Mexican GAAP

      In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of Bulletin D-4 were Ps. 1,045, Ps. 797 and Ps. 725 million at December 31, 2003, 2002 and 2001, respectively. The effect on Simec's consolidated statement of income in 2003 was an increase of Ps. 113 million in the provision for income tax and employee profit sharing compared to decreases of Ps. 59 million and Ps. 5 million in 2002 and 2001, respectively. These provisions do not affect the cash flow of Simec.

      In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12 is effective for fiscal years beginning after December 31, 2003, although Simec voluntarily elected to apply this bulletin for 2003. Bulletin C-12 reflects numerous regulations contained in other bulletins related to the issuance of complex financial instruments, and also includes additional new regulations necessary to provide for a comprehensive resolution of general issues arising with respect to complex financial instruments. Bulletin C-12 defines the basic differences between liabilities and equity, establishes rules for the classification and valuation of the liability and equity components of combined financial instruments upon initial recognition and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor should a cumulative-effect-type adjustment be recognized in the year of adoption. The Company believes that the adoption of Bulletin C-12 will not have a material effect on its financial position or results of operations.

Liquidity and Capital Resources

      General

      As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of Simec's former parent, Sidek, and Simec's high levels of short-term indebtedness, Simec became unable to generate or borrow funds to refinance its debt or to support its operations and capital improvements. As of December 15, 1997 and immediately prior to the consummation of the Restructuring (as defined below), Simec had total outstanding indebtedness of approximately $322 million; over half of Simec's debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

      In December 1997, the Company consummated a corporate reorganization and restructuring of its liabilities (collectively, the "Restructuring"). As part of the Restructuring, Simec's wholly-owned subsidiary, CSG, incurred new bank debt and issued new debt securities and paid limited amounts of accrued interest on certain outstanding debt in exchange for and in an aggregate amount approximately equal to the aggregate outstanding consolidated debt of the Company at the date of consummation of the Restructuring. In exchange, CSG received equity in all of Simec's subsidiaries and the elimination of intercompany debt owed by CSG to Simec.

      However, the Restructuring did not result in a reduction in the overall amount of Simec's consolidated outstanding debt and, accordingly, following the Restructuring, Simec, through CSG, continued be highly leveraged. Simec's only material asset following consummation of the Restructuring is its 100% equity interest in CSG. The new bank debt bore interest at floating rates and provided for principal amortizing in equal semi-annual installments.

      In 2000, Simec and its bank creditors restructured substantially all of the then outstanding bank debt to provide for, among other things

            o an extension of the amortization period of a substantial portion of bank debt and an increase in the interest rate applicable to that bank debt, and

            o the conversion, at Simec's election (which was exercised in connection with the acquisition by Industrias CH of a controlling interest in Simec), of $90.2 million of bank debt, plus $5.2 million of accrued interest thereon, into common shares of Simec at a price of approximately $0.1935 per share (approximately $3.87 per ADS).

      In 2001, subsequent to the acquisition by Industrias CH of a controlling interest in the Company, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the Restructuring (which was financed principally with borrowings from Industrias CH). In 2001, 2002 and 2003 CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which were financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which were later converted to equity. As a result, at December 31, 2003, Simec had only $2.0 million of total debt outstanding.

      Liquidity; Capital Resources

      The Company is heavily dependent on cash generated from operations as its principal source of liquidity. Other sources of liquidity include financing made available to Simec by its parent Industrias CH, most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. The Company has had very limited access to and has not borrowed any material amounts from unaffiliated third parties since consummation of the Restructuring. We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, other than as set forth in the immediately following paragraph.

      In the event Simec consummates the transaction with Industrias Ferricas del Norte, S.A. to acquire its Mexican steel manufacturing facilities, Simec expects to finance the acquisition primarily with cash on hand and any additional funds are expected to be provided by borrowings from its parent, Industrias CH.

      The Company's principal use of cash has generally been for debt repayments and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2003:

                              Principal Cash Flows

                                              Years ended December 31,
                                        ---------------------------------------
                                            (Millions of Constant Pesos)
                                        2001             2002             2003
                                        ----             ----             ----
Cash flow generated by (used in)
   operating activities                  430              329              384
Cash flow generated by (used in)
   financing                            (436)            (239)              29
Cash flow generated by (used) in
   investment activities                 (59)             (45)             (10)

      Net resources provided by operating activities was Ps. 384 million in 2003 and reflected the conversion of loans of Industrias CH into common shares of Simec for Ps. 184 million. Net resources provided by operations was Ps. 329 million in 2002.

      Net resources provided by financing activities was Ps. 29 million in 2003. This amount reflects the semi-annual amortization installments on the Company's bank debt of Ps. 15 million ($1.4 million), the prepayment of Ps. 322 million ($30 million) of bank debt, the conversion into shares by Industrias CH of Ps. 184 million of loans plus accrued interest thereon, the increase of the capital stock by the minority shareholders for Ps. 19 million and the conversion into common shares of the capital contribution from Industrias CH to Simec in the amount of Ps. 151 million ($14.5 million) in November 2003. Net resources provided by financing activities was Ps. 239 million in 2002. This amount reflects the semi-annual amortization installments on the Company's bank debt of Ps. 69 million ($6.7 million), the prepayment of Ps. 500 million ($48 million) of bank debt, the conversion by Industrias CH of Ps. 263 million ($25.5 million) of loans into common shares and the exercise by certain minority shareholders of their pre-emptive rights arising as a result of the conversion of Industrias CH debt to purchase capital stock for Ps. 28 million.

      Net resources used in investing activities is attributable primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories. Net resources used in investing activities was Ps. 10 million in 2003 and Ps. 45 million in 2002.

      At December 31, 2003, Simec's total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt compared to approximately $47.8 million of U.S. dollar-denominated debt, including $14.4 million of debt owed to Industrias CH, at December 31, 2002. Simec's lower debt level at December 31, 2003 reflected

            o the prepayment of $30 million of bank debt in 2003, $16.2 million of which was financed by Simec with loans from Industrias CH,

            o the semi-annual amortization installments on its bank debt of $1.4 million in 2003,

            o the conversion to common stock in March 2003 of $16.1 million of loans, plus accrued interest thereon, from Industrias CH at a conversion price equivalent to U.S. $1.35 (Ps. 14.588) per ADS and

            o the conversion to common stock in November 2003 of a $14.5 million capital contribution from Industrias CH made to Simec in May 2003 at a conversion price equivalent to U.S. $1.41 (Ps. 14.588) per ADS, the proceeds of which were used to retire debt owed to Industrias CH.

      Simec's outstanding $1.7 million of bank debt at December 31, 2003 consisted of

            o $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and

            o $1.5 million which matures in 2009 and has no amortization payments.

In the first quarter of 2004, Simec retired all of its $1.7 million in bank debt and, as a result, the mortgage on its properties granted to its bank lenders and CSG's obligations to comply with various debt covenants were eliminated. In addition Simec had outstanding $302,000 of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a $68 million issuance. Accrued interest on the MTNs at December 31, 2003 was $254,860. At December 31, 2003 Simec owed no debt to Industrias CH.

      In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. ("Acosa") from Industrias CH for nominal consideration. Acosa's sole asset is a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries, if any, net of expenses of collection, with respect to the defaulted receivables. Upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50% / 50% basis.

      On October 2, 2003, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of Industrias CH debt to purchase capital stock for Ps. 19.4 million at the price per share of Ps.
14.588 (the equivalent of U.S. $1.35 per ADS).

      In November 2003, Industrias CH converted into common shares of Simec the $14.5 million capital contribution to Simec made in May 2003 at a conversion price equivalent to U.S. $1.41 (Ps. 14.588) per ADS. The proceeds of the capital contribution were used to retire debt owed to Industrias CH. As a result of the conversion by Industrias CH of the capital contribution into common shares, Simec's minority shareholders could exercise their pre-emptive rights to purchase series B common stock at the price share of Ps. 14.588 in May 2004.

      The Company does not have in place any interest rate or currency hedging instruments. The Company is not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 6 to the Consolidated Financial Statements, certain futures contracts it entered into in late 2003 to fix the price of its natural gas purchases from 2004 to 2006.

Off-Balance Sheet Arrangements

      The Company does not have any off-balance sheet arrangements.

Contractual Obligations

      The  table  below  sets  forth  our  significant   long-term   contractual
obligations as of December 31, 2003:

                                        (Millions of Constant Pesos)
                                                  Maturity
                                ------------------------------------------------
                                Less
                                than 1    1 - 3     4 - 5      In excess
                                year      years     years    of 5 years    Total
                                ----      -----     -----    ----------    -----
Long-term debt obligations      3         2         1          16            22

      As of December 31, 2003, the Company had no material capital or finance lease obligations, operating lease obligations, purchase obligations or other contractual obligations reflected as long-term liabilities on its balance sheet.

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

                                                                      Director
Name                                   Other Position With Simec       Since
----                                   -------------------------       -----
Directors:
Rufino Vigil Gonzalez                                                   2001
Arturo Perez Trejo                                                      2003
Eduardo Vigil Gonzalez                                                  2001
Raul Vigil Gonzalez                                                     2001
Jose Luis Rico Maciel                                                   2001
Rodolfo Garcia Gomez de Parada                                          2001
Gerardo Arturo Avendano Guzman                                          2001

Alternate Directors:
Manuel Rivero Figueroa                                                  2003
Jose Luis Romero Suarez                                                 2001
Sergio Vigil Gonzalez                                                   2001
Juan Mendez Martinez                                                    2001
Ignacio Muriedas Prieto                                                 2001
Jaime Vigil Sanchez Conde                                               2001
Sergio Villagomez Martinez                                              2003

                                                                      Director
Name                                   Other Position With Simec       Since
----                                   -------------------------       -----
Statutory Examiners:
Humberto Valdes Mier                       Statutory Examiner           2001
Jose Luis Valencia Font               Alternate Statutory Examiner      2003

      The following table sets forth the names of the executive officers of the Company, their current position and the year of their initial appointment to that position.

                                                                        Position
                                                                          Held
Name                                   Position in Simec                 Since
----                                   -----------------                 -----
Luis Garcia Limon                   Chief Executive Officer              1984*
Adolfo Luna Luna                    Chief Financial Officer               2001
Alejandro Villa Flores              Chief Operating Officer               1999
Marcos Magana Rodarte                 Chief Sales Officer                 2001
Jose Flores Flores         Chief Corporate Financial Planning Officer     2001

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

      Eduardo Vigil Gonzalez. Mr. Vigil was born in 1957. He is currently a member of Simec's Board of Directors. Mr. Vigil has been a member of the Board of Directors since April 2, 2001. Since 1976, Mr. Vigil has been chief executive officer of a welded pipe corporation. Mr. Vigil is a brother of Rufino Vigil Gonzalez and Raul Vigil Gonzalez.

      Raul Vigil Gonzalez. Mr. Vigil was born in 1961. He has been a member of the Board of Directors since April 2, 2001. Since 1992 he has been chief executive officer of a steel company. In addition, he has also been general manager of a steel distribution company. Mr. Vigil is a brother of Rufino Vigil Gonzalez and Eduardo Vigil Gonzalez.

      Rufino Vigil Gonzalez. Mr. Vigil was born in 1948. He is currently the Chairman of Simec's Board of Directors. Mr. Vigil has been a member of the Board of Directors since April 2, 2001. Since 1973, Mr. Vigil has been chief executive officer of a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. Mr. Vigil is a brother of Eduardo Vigil Gonzalez and Raul Vigil Gonzalez.

      Alejandro Villa Flores. Mr. Villa was born in 1964. He is currently Simec's Chief Operating Officer. From 1998 to 2000 he was Operation Manager of CSG, from 1996 to 1998 he was Quality Assurance Manager of CSG and from 1993 to 1996 he was Quality Assurance Manager of CSC. Prior to working with Simec, Mr. Villa worked for a steel company as a quality assurance chief from 1989 to 1990 and process engineer from 1987 to 1989.

Compensation

      The remuneration paid by the Company during 2003 to all Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner and Executive Officers, including the Secretary and the Assistant Secretary of the Board of Directors, was approximately Ps. 15.2 million. In 2003, no fees were paid to Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner, the Secretary and the Assistant Secretary for attendance at each meeting of the Board.

Board Practices

      Simec's bylaws provide that the Board of Directors will consist of a maximum of nine but not less than six members. Directors are elected to one-year terms and remain in their position until newly elected members replace them. All of the current Directors were elected at the annual general shareholders meeting on April 30, 2004 and will serve in such position until the next annual general shareholders meeting. According to Mexican law the participation of foreigners on the board of directors of a Mexican company may not exceed the percentage of participation of foreign investment in the capital stock of such company.

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

      Our board of directors adopted a code of ethics in December 2002. For more information regarding our code of ethics, see Item 16B of this Annual Report.

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

      For more information about our Audit Committee members, see Items 16A in this Annual Report.

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

Employees

      At December 31, 2003, Simec had 1,288 employees, compared to 1,333 employees at December 31, 2002 and 1,386 employees at December 31, 2001.
Approximately 69% of the labor force of all subsidiaries of Simec, direct or indirect, are unionized. Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance and market rates. Salaries and benefits of Simec's operating subsidiaries' unionized employees are fixed annually by union contracts. Simec's management believes that its relations with employees are satisfactory within all of its divisions, and there has been no strike or work stoppage since the commencement of its operations in late 1969. Simec considers employee training a priority and, as a result, has implemented programs in the professional and technical areas of each division.

Share Ownership

      As of April 30, 2004, based on information available to Simec, it believes the officers and directors of Simec as a group own 57,038 shares of series B common stock. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of the members of our board of directors or our executive officers holds any options to purchase common shares or preferred shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

      As of December 31, 2003, Simec had 131,973,022 shares of series B common stock outstanding.

      On March 29, 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, In addition, Industrias CH acquired additional common shares from certain of Simec's bank creditors. In August 2001, Industrias CH converted approximately $69.5 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.60 per ADS. In June 2002, Industrias CH converted approximately $24.6 million of loans to Simec into common shares of Simec at a conversion price equivalent to U.S. $1.51 per ADS. In March 2003, Industrias CH converted approximately $16.1 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.35 per ADS. In November 2003, Industrias CH converted into common shares of Simec the $14.5 million capital contribution to Simec made in May 2003 at a conversion price equivalent to U.S. $1.41 (Ps. 14.588) per ADS. As a result, Industrias CH currently holds an approximate 84.8% interest in Grupo Simec.

      The current members of the Board of Directors of the Company were nominated and elected to such position at the 2004 General Ordinary Shareholders' Meeting as proposed by Industrias CH. It is expected that Industrias CH will be in a position to continue to elect the majority of the Directors of the Company and to exercise substantial influence and control over the business and policies of the Company and to influence the Company to enter into transactions with Industrias CH and affiliated companies. However, the by-laws of the Company provide that at least two of its Directors must be independent of the Company and its affiliates and the Board of Directors of the Company has passed a resolution requiring the approval of two independent Directors for certain transactions between the Company and its affiliates which are not subsidiaries of the Company. Furthermore, under the laws of Mexico, any shareholder or group of shareholders is entitled to elect one member of the Board of Directors for each full 10% of the capital stock of the Company that it owns. In addition, under the laws of Mexico, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder's benefit. Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof. In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

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

      In 1992,  the Company sold  Ferrometal  de Baja  California,  S.A. de C.V.
("Ferrometal"), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis Gonzalez Melo (a former director of the Company) and an executive officer of Ferrometal. The purchase price of $2.9 million was determined based upon arms-length negotiations. The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum. In 1995, Simec entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995 and the entire principal amount was to be paid no later than December 31, 1996. The executive officer of Ferrometal timely paid his obligations. Mr. Gonzalez owed approximately Ps. 10 million in historic pesos at December 31, 2002. Simec obtained favorable judgments against him in February 2002, June 2002 and February 2003. This proceeding is not completed, however, and Simec is not yet entitled to execute on its judgment. The Company has established a reserve equal to 100% of the amount owed by Mr. Gonzalez. In January 2004 Simec and Mr. Gonzalez' successors entered into an agreement to pay $1.3 million to Simec. In early 2004 the successors of Mr. Gonzalez paid to Simec a total of $1 million and the balance of $0.3 million is to be paid in July 2004.

      Simec has borrowed various amounts from Industrias CH, primarily to finance debt redemptions and bank loan amortization and interest payments. See
Item 5. Simec from time to time sells steel products, primarily billet, to Industrias CH and its affiliates. In 2003, these sales totaled Ps. 173 million and in 2002 these sales totaled Ps. 34 million. In addition, in 2003 Simec purchased Ps. 13 million of steel products from Industrias CH and its affiliates. Prices were negotiated on an arms-length basis.

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

      Certain subsidiaries of Simec that conduct operations in the United States are subject to U.S. federal, state and local regulation, particularly environmental regulations. In 1989 Pacific Steel, Inc. ("Pacific Steel"), a subsidiary based in San Diego, California, was required by the California Regional Water Control Board, San Diego Region (the "Regional Board") to sample the soil beneath the former storage site of the automobile shredder waste generated by Pacific Steel's prior scrap processing operations and submit the results to the Regional Board, which it did. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel's clean up alternatives. Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes its liability will be between $0.8 million and $1.7 million with respect to the remediation of this site based upon present volume assumptions, exclusive of any contribution from third parties or insurance coverage with respect to all or a portion of its remedial costs to which it may be entitled. Simec maintains a reserve of approximately $1.7 million (Ps. 18.7 million) with respect to this matter. There can be no assurance that the Regional Board or any other interested third party will not object to the recommended remediation alternative. Pacific Steel has discontinued processing scrap in San Diego, but continues to collect raw scrap in San Diego for transportation to Mexicali for processing. See Notes 1(d), 14(c) and 14(d) to the Consolidated Financial Statements.

      In September 2002, the California Department of Toxic Substances Control (the "California TSC") issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance (the "Enforcement Order") alleging that certain soil management and metal recovery operations at one of Pacific Steel's sites may cause imminent and substantial endangerment to human health and the environment. The California TSC has verbally indicated that it intends to seek a penalty of approximately $235,000 although no penalty has formally been sought as of the date of this Annual Report. Pacific Steel has filed a notice of defense preserving its right to an administrative hearing and has provided to the California TSC a plan to address the alleged non-compliance issues. Additionally, the Community Development Commission of National City, California (the "CDC") has announced that it intends to purchase, at market value less the cost of remediation and costs incurred, 3.86 acres of the site for redevelopment. Consequently, Pacific Steel recorded its land at realizable value based on an independent appraisal, resulting in a Ps. 20.6 million decrease in the value of the land and a charge to income in the same amount.

      In 1998, Profepa directed CSC to dispose of excess dust at the Mexicali mini-mill resulting from the scrap melting process. Profepa has accepted a proposal from CSC pursuant to which the excess dust would be removed by September 2000. In May 2000, Profepa fined CSC for not disposing of the excess dust, notwithstanding that CSC had until September 2000 to complete the disposal. CSC challenged this fine and a judge declared its invalidation. CSC is currently awaiting a new resolution by Profepa modifying the fine. Profepa inspected several times the Guadalajara mini-mill and directed CSG to undertake various minimum actions. CSG has already complied with Profepa's directive. There are currently no other material legal or administrative proceedings pending against Simec or any of its subsidiaries with respect to any environmental matter in Mexico, and management does not believe that continued compliance with the Ecological Law or existing Mexican state or municipal environmental laws will have a material adverse effect on Simec's financial condition or results of operations, result in material capital expenditures or have a material adverse effect on Simec's competitive position. Simec is a party to certain legal proceedings involving local taxing authorities. See Notes 14(e), 14(f) and 14(g) to the Consolidated Financial Statements.

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

                                     Mexican                   American
                                      Stock                      Stock
                                    Exchange                   Exchange
                                    --------                   --------
                                High          Low         High          Low
                                ----          ---         ----          ---

1999                             2.44          0.50         5.00         0.75
2000                             2.50          1.15         5.00         1.88
2001                             1.25          0.52         2.50         0.81
2002                             0.89          0.50         1.75         0.80
2003                            37.50         10.20         5.34         0.85

2002

       First Quarter             0.65          0.50         1.30         1.00
       Second Quarter            0.89          0.51         1.75         1.25
       Third Quarter             0.70          0.55         1.55         0.85
       Fourth Quarter            0.59          0.51         1.05         0.80

2003
       First Quarter            11.00         10.20         1.60         0.85
       Second Quarter           12.50         12.40         1.40         1.25
       Third Quarter            15.39         10.30         1.60         1.01
       Fourth Quarter           37.50         14.00         5.34         1.10

2004
       First Quarter            39.99         22.40         4.60         2.10
       Second Quarter           40.00         28.50         3.94         2.20

2003
       December                 37.50         14.05         5.34         1.17

  2004
       January                  29.80         22.40         3.30         2.10
       February                 28.00         25.00         2.60         2.15
       March                    39.99         28.00         4.60         2.31
       April                    40.00         33.50         3.94         2.40
       May                      34.50         28.50         3.30         2.20
       June                     36.00         29.00         3.23         2.41

On February 20, 2003 the Company effected a 1 for 20 reverse stock split.

Markets

      The series B common stock is listed on the Mexican Stock Exchange and ADSs, each representing 1 share of series B common stock, are listed on the American Stock Exchange. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by the Bank of New York, as Depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs.

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

      Series L common stock may never represent more than 25% of Simec's outstanding capital stock. At December 31, 2003, series B common stock represented 100% of Simec's capital stock, and no series L common stock has been issued. At December 31, 2003, the Company's total share capital was Ps. 3,093,067 thousand, represented by a fixed portion of Ps. 987,854 thousand, and a variable portion of Ps. 2,105,213 thousand. On February 20, 2003, the Company effected a 1 for 20 reverse stock split.

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

      o     the rights of series L shares; and

      o the cancellation of the registration of Simec's shares with the Registro Nacional de Valores e Intermediarios.

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

      Dividends

      At the annual general ordinary shareholders' meeting, the board of directors submits Simec's financial statements for the previous fiscal year, together with a report on them by the Company's board of directors, to the holders of series B common stock for approval. Under Simec's by-laws and Mexican law, Simec's annual net income, based upon the Company's audited financial statements prepared in accordance with Mexican GAAP, is applied by Simec's shareholders as follows: (i) five percent of the Company's net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of Simec's then current capital stock (which level, as of December 31, 2003, was approximately Ps. 3,093 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of Simec's shareholders and may be distributed as dividends. All shares of common stock that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Cash dividends on common stock held through Indeval will be distributed by the Company through Indeval. Any cash dividends on common stock evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

      To the extent that the Company declares and pays dividends on its common stock, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B common stock underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the Depositary in pesos, and, except as otherwise described under Item 12 "Description of Securities Other than Equity Securities--Description of ADSs--Dividends, Other Distribution and Rights," will be converted by the Depositary into dollars and paid to the owners net of currency expenses and applicable fees.

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

Taxation

      Mexican Tax Considerations

      Effective January 1, 2003, dividends, either in cash or in any other form, paid with respect to the series B common stock represented by ADSs to holders will not be subject to Mexican withholding tax. Simec is required to pay a 34% tax on 1.5152 times the amount of any dividend if the dividend is not paid from earnings that have been already subject to income tax.

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

      Simec is subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuers, and accordingly Simec files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Simec can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the U. S. Securities and Exchange Commission's Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, Simec is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of its holdings of financial instrument positions. The Company's financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. The Company does not maintain a trading portfolio. The Company's borrowings are entirely denominated in dollars. The Company does not utilize derivative financial instruments to manage its market risks with respect to its financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 16% higher than the Mexican peso's devaluation relative to the dollar.

      In late 2003, the Company entered into futures contracts to limit its exposure to commodity price risk by fixing the price of its natural gas consumption from 2004 through 2006. These futures contracts are not entered into for trading purposes but, subject to market prices of natural gas, are expected to be settled by delivery of natural gas at the contract price. As described in Note 6 to the Consolidated Financial Statements, at December 31, 2003, the Company recorded an asset of Ps. 14.3 million with respect to these contracts. The Company does not believe its market risk with respect to these natural gas futures contracts is material.

Market Risk Measurement

      The Company measures its market risk related to its financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. The Company used market rates as of December 31, 2003 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon the Company's analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, the Company has determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on the Company's earnings. Because there is no active trading market for the Company's debt instruments, the Company is not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe the Company's exposure to interest rates and currency rates including the impact of changes in these rates on the Company's earnings.

Interest Rate Exposure

      The Company's primary interest rate exposure relates to its long-term debt. On the asset side, the Company is exposed to changes in short-term interest rates as it invests in short-term dollar-denominated interest bearing investments. On the liability side, the Company utilizes a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, the Company estimates that its earnings before taxes over a one-year time horizon would decrease by Ps. 228 thousand ($20 thousand).

Currency Rate Exposure

      The Company's primary foreign currency exchange rate exposure relates to its debt securities as well as its dollar-denominated trade receivables and trade payables. The Company's principal currency exposure is to changes in the peso/dollar exchange rate. The Company estimates that a 10% decline in the peso/dollar exchange rate would result in a decrease in the Company's earnings before taxes of Ps. 2 million ($0.2 million).

      The sensitivity analysis is an estimate and should not be viewed as predictive of the Company's future financial performance. Additionally, the Company cannot assure that the Company's actual losses in any particular year will not exceed the amounts indicated above. However, the Company does believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2003 and assuming that the hypothetical market rate changes selected by the Company in its market risk analysis occur during 2004. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.   Description of Securities Other than Equity Securities

      Although a response to this item is not required in an Annual Report on Form 20-F, solely for convenience of the reader a summary of the rights and restrictions of the ADSs representing Simec's series B common stock is provided below.

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

      Whenever so directed by the Company, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the ADR Holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination to the Company an ADR

      Holders then outstanding if at any time 90 days after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed an accepted its appointment. On and after the date of termination, an ADR Holder, upon surrender of such ADR at the Corporate Trust Office of the Depositary, upon payment of the fees of the Depositary, and upon payment of any applicable tax or governmental charges, will be entitled to transfer to an account in the name of such ADR Holder or such name as designated by such ADR Holder of the number of shares of series B common stock and other property represented by such ADR. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (i) the collection of dividends and other distributions, (ii) the sale of rights and other property, and (iii) the delivery of shares of series B common stock, together with any dividends or other distributions received with respect thereof and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, subject to the terms of the Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the series B common stock and any other property and hold uninvested the net proceeds, together with any cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADR Holders that have not theretofore surrendered their ADRs and such ADR Holders shall become general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting certain fees of the Depositary) and except for certain obligations for indemnification set forth in the Deposit Agreement. Upon the termination of the Deposit Agreement, the Company will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

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

                                    PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

      Simec is in default on the payment of $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a $68 million issuance. Accrued interest on the MTNs at December 31, 2003 was $254,860.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15. Controls and Procedures

      The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the
Company's disclosure controls and procedures was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

      Subsequent to the date of their evaluation, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

      The Board of Directors of the Company has determined that it has at least one "audit committee financial expert," as defined in Item 16A of Form 20-F, serving on the Audit Committee. Arturo Perez Trejo is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Perez's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Perez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. Mr. Perez is "independent" as such term is defined by the listing standards of the American Stock Exchange.

Item 16B. Code of Ethics

      In 2002, the Company adopted a code of ethics that applies to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2003, the Company did not amend its code of ethics in any manner, nor did it grant any waiver from any provision of the code of ethics to any person. The Company will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A. de C.V., Attention:
Jose Flores Flores, telephone number: 52-33-1057-5734.

Item 16C. Principal Accountant Fees and Services

      Audit Fees. Fees paid to KPMG Cardenas Dosal, S.C. for the audit of the annual consolidated financial statements included in the Company's Annual Report on Form 20-F were Ps. 1.6 million and Ps. 1.9 million, respectively, for 2003 and 2002.

      Tax Fees. Fees paid to KPMG Cardenas Dosal, S.C. associated with tax compliance and tax consultation were Ps. 0.2 million and Ps. 0.4 million, respectively, in 2003 and 2002.

      No fees in addition to those set forth above were paid to KPMG Cardenas Dosal, S.C. in 2003 or 2002. All of the services described as "Audit Fees" incurred in 2003 and "Tax Fees" incurred since April 2003 were approved by the Audit Committee in accordance with the Company's formal policy on auditor independence.

      The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company's independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by Company's independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      Not applicable.

Item 16E. Purchases   of   Equity   Securities  by  the  Issuer  and  Affiliated
          Purchasers.

      Not applicable.

                                   PART III.

Item 17. Financial Statements

      The Company has responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

      Reference is made to the Consolidated Financial Statements included herein.

Item 19. Exhibits

      The Consolidated Financial Statements, together with the report of the Company's independent registered public accounting firm, are filed as part of this Annual Report.

List of Exhibits:

Exhibit
Number               Item
------               ----

1 By-laws (estatutos sociales) of Simec, together with an English translation.*

8                       List   of    subsidiaries,    their    jurisdiction   of
                        incorporation and names under which they do business.

12(a) and 12(b)         Certifications   pursuant   to   Section   302   of  the
                        Sarbanes-Oxley Act of 2002.

13                      Certification pursuant to Section 906 of the  Sarbanes-
                        Oxley Act of 2002.

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

                                                   GRUPO SIMEC, S.A. DE C.V.

                                                   By: /s/ Luis Garcia Limon
                                                      -------------------------
                                                        Luis Garcia Limon
                                                        Chief Executive Officer

                                                   By: /s/ Adolfo Luna Luna
                                                      ------------------------
                                                        Adolfo Luna Luna
                                                        Chief Financial Officer

Dated:   July 6, 2004

                          INDEX TO FINANCIAL STATEMENTS

                (Constant Mexican Pesos as of December 31, 2003)

Grupo Simec, S.A. de C.V.

Report of KPMG Cardenas Dosal, S.C......................................  F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002............  F-3

Consolidated Statements of Income for the years ended
  December 31, 2003, 2002 and 2001......................................  F-4

Consolidated Statements of Stockholders' Equity
  for the years ended December 31, 2003, 2002 and 2001..................  F-5

Consolidated Statements of Changes in Financial Position for
  the years ended December 31, 2003, 2002 and 2001......................  F-6

Notes to Consolidated Financial Statements..............................  F-7

Schedules to Financial Statements

Schedule I-  Condensed Parent Company Balance Sheets as of
               December 31, 2003 and 2002................................ S-1

Schedule I-  Condensed Parent Company Statements of Income
               for the years ended December 31, 2003, 2002 and 2001...... S-2

Schedule I-  Condensed Parent Company Statements of Changes in
               Financial Position for the years ended
               December 31, 2003, 2002 and 2001.......................... S-3

Schedule I-  Note to Parent Company Financial Statements for the
               years ended December 31, 2003, 2002 and 2001.............. S-4

             Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grupo Simec, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and the changes in their financial position for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences (as restated) is presented in note 17 to the consolidated financial statements.

                                                     KPMG CARDENAS DOSAL, S. C.

                                                     /s/ David Barragan Arteaga

Guadalajara, Mexico
April 15, 2004

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2003 and 2002

          (Thousands of constant Mexican pesos as of December 31, 2003)


            Assets                                          2003           2002
                                                        -----------    -----------
Current assets:
     Cash and cash equivalents                          $   516,152        113,388
                                                        -----------    -----------
     Accounts receivable:
         Trade                                              454,710        448,187
         Related parties (note 4)                             3,450           --
         Other receivables                                    1,314         55,812
                                                        -----------    -----------
                                                            459,474        503,999
     Less allowance for doubtful accounts                    23,396         26,665
                                                        -----------    -----------
            Total accounts receivable, net                  436,078        477,334
     Inventories, net (note 5)                              288,892        279,833
     Prepaid expenses                                         4,529          6,215
     Derivative financial instruments (note 6)               14,302           --

                                                        -----------    -----------
            Total current assets                          1,259,953        876,770
Trade (note 1e)
                                                             10,300           --
Non-current inventories (note 2e)                            62,314        120,772
Property, plant and equipment, net (note 7)               4,414,978      4,151,720
Other assets, net                                           257,681        280,067
                                                        -----------    -----------
                                                        $ 6,005,226      5,429,329
                                                        ===========    ===========
                 Liabilities and Stockholders' Equity          2003           2002
                                                        -----------    -----------
Current liabilities:
  Current installments of long-term
       debt (note 9)                                    $     4,057         51,850
  Long-term debt, classified as
       current (note 9)                                      18,414        306,082
  Accounts payable                                          206,955        216,619
  Accruals (note 8)                                           8,850          7,377
  Other accounts payable and accrued expenses
                                                             85,455        131,842
  Related parties (note 4)                                      778        172,826
                                                        -----------    -----------
            Total current liabilities                       324,509        886,596
                                                        -----------    -----------
  Seniority premiums (note 10)                                5,178          4,931
  Other long-term liabilities                                 3,810          3,735
  Deferred income taxes (note 11)                         1,045,289        796,682
                                                        -----------    -----------
             Total long-term liabilities                  1,054,277        805,348
                                                        -----------    -----------
              Total liabilities                           1,378,786      1,691,944
                                                        -----------    -----------
Stockholders' equity (note 12):
  Capital stock                                           3,093,067      2,734,425
  Additional paid-in capital                                623,464        623,464
  Retained earnings                                       1,624,422      1,331,439
  Cumulative deferred income taxes                         (828,002)      (828,002)
  Equity adjustment for non-monetary assets                 103,656       (124,192)
  Fair value of derivative financial instruments              9,582           --
                                                        -----------    -----------
      Majority stockholders' equity                       4,626,189      3,737,134
      Minority interest                                         251            251
                                                        -----------    -----------
              Total stockholders' equity                  4,626,440      3,737,385
                                                        -----------    -----------
  Commitments and contingent liabilities (note 14)
  Subsequent event (note 15)
  New accounting pronouncement (note 16)
                                                        -----------    -----------
                                                        $ 6,005,226      5,429,329
                                                        ===========    ===========


See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 2003, 2002 and 2001

          (Thousands of constant Mexican pesos as of December 31, 2003, except earnings per share figures)


                                                                      2003             2002             2001
                                                                 -------------    -------------    -------------
Net sales (note 13)                                              $   2,785,567        2,196,321        2,091,153
Direct cost of sales                                                 1,829,981        1,469,625        1,403,970
                                                                 -------------    -------------    -------------
              Marginal profit                                          955,586          726,696          687,183
Indirect overhead, selling, general and administrative
        expenses (note 4)                                              463,689          461,392          489,745
                                                                 -------------    -------------    -------------
              Operating income                                         491,897          265,304          197,438
                                                                 -------------    -------------    -------------
Comprehensive financial result:
     Interest expense, net (note 4)                                    (12,340)         (55,478)        (172,327)
     Foreign exchange (loss) gain, net                                  (2,544)        (103,693)         102,911
     Monetary position (loss) gain                                      (9,528)          30,543           74,637
                                                                 -------------    -------------    -------------
              Comprehensive financial result, net                      (24,412)        (128,628)           5,221
Other (expenses) income, net                                           (29,621)         (37,148)          66,820
                                                                 -------------    -------------    -------------
              Income before taxes, employee statutory profit
                 sharing and minority interest                         437,864           99,528          269,479
                                                                 -------------    -------------    -------------
Income taxes (note 11):
   Current                                                              12,265           35,411           21,543
   Deferred                                                            127,769          (58,962)          (5,408)
                                                                 -------------    -------------    -------------
              Total income taxes                                       140,034          (23,551)          16,135
                                                                 -------------    -------------    -------------
   Employee statutory profit sharing (note 11)                           4,846              320            1,458
                                                                 -------------    -------------    -------------
              Income before minority interest                          292,984          122,759          251,886
   Minority interest                                                         1                9               18
                                                                 -------------    -------------    -------------
              Majority interest net income                       $     292,983          122,750          251,868
                                                                 =============    =============    =============
Earnings per share:
   Weighted average shares outstanding                             119,052,681       99,967,222       54,816,134
                                                                 -------------    -------------    -------------
              Earnings per share (pesos)                         $        2.46             1.23             4.59
                                                                 =============    =============    =============


See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2003, 2002 and 2001

          (Thousands of constant Mexican pesos as of December 31, 2003)


                                                     Additional
                                          Capital      paid-in       Retained
                                           stock       capital       earnings
                                        ----------   ----------   --------------

Balances at December 31, 2000           $1,317,192         --        956,821

Increases in capital stock (note 12a)    1,126,637      623,464         --

Net comprehensive income (note 12b)           --           --        251,868
                                        ----------   ----------   ----------
Balances at December 31, 2001            2,443,829      623,464    1,208,689

Increase in capital stock (note 12a)       290,596         --           --

Net comprehensive income (note 12b)           --           --        122,750
                                        ----------   ----------   ----------
Balances at December 31, 2002            2,734,425      623,464    1,331,439

Increases in capital stock (note 12a)      358,642         --           --

Net comprehensive income (note 12b)           --           --        292,983
                                        ----------   ----------   ----------
Balances at December 31, 2003           $3,093,067      623,464    1,624,422
                                        ==========   ==========   ==========

                                                               Equity         Fair value
                                            Cumulative     adjustment for   of derivative
                                             deferred       non-monetary      financial
                                           income taxes        assets        instruments
                                           ------------    --------------   -------------

Balances at December 31, 2000                (828,002)        (209,069)         --

Increases in capital stock (note 12a)            --               --            --

Net comprehensive income (note 12b)              --           (188,531)         --
                                             --------         --------         -----
Balances at December 31, 2001                (828,002)        (397,600)         --

Increase in capital stock (note 12a)             --               --            --

Net comprehensive income (note 12b)              --            273,408          --
                                             --------         --------         -----
Balances at December 31, 2002                (828,002)        (124,192)         --

Increases in capital stock (note 12a)            --               --            --

Net comprehensive income (note 12b)              --            227,848         9,582
                                             --------         --------         -----
Balances at December 31, 2003                (828,002)         103,656         9,582
                                             ========         ========         =====


                                              Total                      Total
                                             majority      Minority   stockholders'
                                             interest      interest      equity
                                            ---------     ---------   -------------

Balances at December 31, 2000               1,236,942         228       1,237,170

Increases in capital stock (note 12a)       1,750,101         --        1,750,101

Net comprehensive income (note 12b)            63,337          10          63,347
                                            ---------         ---       ---------
Balances at December 31, 2001               3,050,380         238       3,050,618

Increase in capital stock (note 12a)          290,596         --          290,596

Net comprehensive income (note 12b)           396,158          13         396,171
                                            ---------         ---       ---------
Balances at December 31, 2002               3,737,134         251       3,737,385

Increases in capital stock (note 12a)         358,642         --          358,642

Net comprehensive income (note 12b)           530,413         --          530,413
                                            ---------         ---       ---------
Balances at December 31, 2003               4,626,189         251       4,626,440
                                            =========         ===       =========


See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

            Consolidated Statements of Changes in Financial Position

                  Years ended December 31, 2003, 2002 and 2001

          (Thousands of constant Mexican pesos as of December 31, 2003)


                                                                           2003        2002         2001
                                                                        ---------    --------    ----------
Operating activities:
   Net income before minority interest                                  $ 292,984     122,759       251,886
    Add charges (deduct credits) to operations not requiring
       (providing) funds:
        Depreciation and amortization                                     182,180     162,107       145,781
        Deferred income taxes                                             127,769     (58,962)       (5,408)
        Gain on sale of property and transportation equipment                --          --            (269)
        Write-down of idle machinery                                       17,824      10,455          --
        Adjustment of land to net realizable value                           --        20,624          --
        Accrual for seniority premiums                                        247         139          --
                                                                        ---------    --------    ----------
                        Funds provided by operations                      621,004     257,122       391,990
    Net financing from (investing in) operating accounts:
        Trade receivables, net                                            (20,092)    (77,511)       18,350
        Other accounts receivable and prepaid expenses                     56,184      10,768        13,676
        Inventories, net                                                   (9,059)     18,531         7,102
        Derivative financial instruments                                  (14,302)       --            --
        Intercompany receivables                                           (3,450)       --            --
        Accounts payable, other accounts payable and accrued expenses     (60,105)     96,614      (149,628)
        Intercompany payables                                            (172,048)     23,862       148,076
                                                                        ---------    --------    ----------
                      Funds provided by operating activities              398,132     329,386       429,566
                                                                        ---------    --------    ----------
Financing activities:
    Increases in capital stock                                            358,642     290,596     1,126,637
    Additional paid-in capital                                               --          --         623,464
    (Decrease) increase in convertible debt                                  --          --      (1,049,737)
    Unpaid foreign exchange gain (loss)                                     5,527      73,245       (78,896)
    Financial debt repayment                                             (331,513)   (569,148)     (988,966)
    Decrease in debt due to restatement to constant Mexican pesos
              as of year end                                               (3,948)    (32,323)      (68,042)
    Seniority premium payments                                               --          --            (506)
    Other long-term liabilities                                                75        (892)         (300)
                                                                        ---------    --------    ----------
                    Funds provided by (used in)
                           financing activities                            28,783    (238,522)     (436,346)
                                                                        ---------    --------    ----------
Investing activities:
    Decrease in long-term inventories                                      58,458     (15,432)       (4,383)
    Acquisition of plant and equipment                                    (58,841)     (9,271)      (41,775)
    Proceeds from sale of property and transportation equipment              --          --             899
    Decrease (increase) in other noncurrent assets                        (23,768)    (20,108)      (13,769)
                                                                        ---------    --------    ----------
                    Funds used in investing activities                    (24,151)    (44,811)      (59,028)
                                                                        ---------    --------    ----------
                   Increase (decrease) in cash and cash equivalents       402,764      46,053       (65,808)
Cash and cash equivalents:
    At beginning of year                                                  113,388      67,335       133,143
                                                                        ---------    --------    ----------

    At end of year                                                      $ 516,152     113,388        67,335
                                                                        =========    ========    ==========


See accompanying notes to consolidated financial statements.

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(1)   Description of business and significant transactions -

      Description of business-

      The principal activities of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) are the manufacture and sale of steel products for the construction sector in Mexico and other countries.

      The Company was a subsidiary of Grupo Sidek, S.A. de C.V. (Sidek) until March 29, 2001 when it became a subsidiary of Industrias CH, S.A. de C.V.
      (ICH).

      Significant transactions-

      (a) During the years 2003, 2002 and 2001 there were increases in capital stock as well as changes in ownership interests, which are described in note 12.

      (b)   During   2003  and   2002  the   Company   undertook   a   corporate
            reorganization in order to optimize operations. Certain of the transactions performed were as follows:

            -     To spin-off Compania Siderurgica de Guadalajara,  S.A. de C.V.
                  (CSG) to form Compania Siderurgica de Occidente,  S.A. de C.V.
                  (CSO) (newly formed corporation) to which certain assets and bank loans were transferred. Moreover, CSG would lease certain of the remaining assets to Compania Siderurgica de California, S.A. de C.V. (CSC). To this end, at the General Extraordinary Stockholders' Meeting held on April 5, 2002, the stockholders agreed to spin-off CSG to form CSO. The spin-off was effective as of July 5, 2002, since the deadline established by the General Corporations Law for the spin-off to take legal and accounting effect fell due on that date.

            - To merge CSO into CSC; to this end, at the General Extraordinary Stockholders' Meeting held on August 7, 2002, the stockholders agreed to merge both entities. The merger was effective as of January 15, 2003, since the deadline established by the General Corporations Law for the merger to take legal and accounting effect fell due on that date. Therefore, from that date, CSC took on the rights and obligations of CSO.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            - To change the name of Disenos y Construcciones Industriales y Comerciales, S.A. de C.V. (DICOISA) and merge Administradora de Servicios de la Industria Siderurgica, S.A. de C.V. (ASIS) into DICOISA; to this end, at the General Extraordinary Stockholders' Meeting of DICOISA held on April 9, 2002, the stockholders agreed to change such company's name to Administradora de Servicios de la Industria Siderurgica ICH, S.A. de C.V. (ASIS ICH).

                  As of September 1, 2002, the ASIS employees were  transferred,
                  without  being  paid  off,  to  ASIS  ICH,  their   substitute
                  employer.

                  On September 30, 2002, the stockholders agreed to merge ASIS into ASIS ICH. The merger was effective as of October 1, 2002 on which date the rights and obligations of ASIS were transferred to ASIS ICH.

            - To expand the corporate purpose of Industria del Acero y del Alambre, S.A. de C.V. (IAASA), in order for IAASA to assume all the activities of Metalica las Torres, S.A. de C.V. (Las Torres); in May 2002, the operations of Las Torres were transferred to IAASA.

            - To sell a building owned by Consorcio Internacional, S.A. de C.V. (COINSA) and to subsequently liquidate such entity. COINSA put the building up for sale. Moreover, at the General Extraordinary Stockholders' Meeting held on June 7, 2002, the stockholders of COINSA agreed on the entity's early dissolution and liquidation, which is effective as of July 16, 2002.

            - To merge Las Torres into CSC; at the General Extraordinary Stockholders' Meeting held on June 30, 2003, the stockholders agreed to the merger of these entities, which took effect as of July 1, 2003.

      (c) During the years ended December 31, 2003 and 2002, CSG, CSO and CSC repaid 1,452,887 and 6,676,247 dollars in connection with the industrial mortgage loan agreement. Furthermore, during 2003 and 2002 these companies prepaid 29,930,517 and 47,941,199 dollars, respectively (see notes 9a and 15).

      (d) Pacific Steel, Inc (PS) has been sued regarding the generation, storage, transportation and disposal of materials classified as hazardous waste by the California government. The Company has appealed against these claims; however, it cannot currently predict what the outcome of this matter will be. Consequently, and due to the imminent expropriation of the land where PS conducted its operations, during the year ended December 31, 2002 PS recorded part of its land at net realizable value, based on the appraisal made by independent appraisers. This resulted in a $20,624 ($19,750, historical) decrease in the value of the land and a charge to income by the same amount. Furthermore, because the price the authorities are willing to pay for the land is equal to the land's value less its clean up expenses and costs incurred, at December 31, 2003 PS recognized a 1,661,181 dollars ($18,665) provision for clean up expenses.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (e) Derived from a public bidding process for non-performing loans without recourse, in 2003 ICH acquired through its subsidiary Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), the assignment of shared recovery loans as well as litigious rights and certain loan-related obligations. Subsequently, on December 11, 2003, and with the authorization of the assignor banks, ICH sold to Simec 99.98% of the ACOSA shares. At December 31, 2003 the total investment amount was $10,300. When the Company reaches its break-even point it must pay to the assignors 50% of the amounts recovered (after deducting authorized amounts spent on recovering these amounts), within the first five business days of the month following that which recovery took place.

(2)   Summary of significant accounting policies-

      (a)   Financial statement presentation-

            The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation in the financial information and are expressed in Mexican pesos of constant purchasing power based on, the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (Central Bank).

            The indexes used in recognizing inflation were as follows:

                   December 31        NCPI          Inflation
                   -----------     ---------        ---------
                      2003          106.996          3.97%
                      2002          102.904          5.70%
                      2001           97.354          4.40%

            For purposes of these consolidated financial statements, pesos or "$" means Thousands of Mexican pesos, and dollars means US dollars.

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            The Company's subsidiaries and its equity percentage are as follows:

                                                                                                     Equity
                                                                                                 ---------------

             - Compania Siderurgia de Guadalajara, S.A. de C.V.                                      99.99%
                - Compania Siderurgica de California, S.A. de C.V.                                    100%
                   - Undershaft Investments, N.V                                                      100%
                       - Pacific Steel, Inc.                                                          100%

                - Compania Siderurgica de Occidente, S.A. de C.V. (merged in 2003 into               99.99%
                   CSC)
                 - Compania Siderurgica del Pacifico, S.A. de C.V.                                   99.99%
                 - Consorcio Internacional, S.A. de C.V. (in liquidation)                            99.79%
                 - Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V.                    100%
                 - Administradora de Servicios de la Industria Siderurgica ICH, S.A. de
                     C.V.  (formerly  Disenos y  Construcciones  Industriales  y
                     Comerciales, 99.99% S.A. de C.V.)
                 - Industrias del Acero y del Alambre, S.A. de C.V.                                  99.99%
                 - Metalica las Torres, S.A. de C.V.  (merged in 2003 into CSC)                      99.99%
                 - Procesadora Mexicali, S.A. de C.V.                                                99.99%
                 - Servicios Simec, S.A,. de C.V.                                                     100%
                 - Sistemas de Transporte de Baja California, S.A. de C.V.                            100%
             - Administradora de Cartera de Occidente, S.A. de C.V. (from 2003)                      99.99%


      (c)   Translation of financial statements of foreign subsidiary-

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

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

      (e)   Inventories and cost of sales-

            Inventories are initially recorded at average cost and subsequently adjusted at the lower of replacement or market value. Such values were determined as follows:

              Billet, finished goods and work       At the  most  recent  direct
               in process-                          production cost.

              Raw materials-                        At      purchase      prices
                                                    prevailing  at  the  balance
                                                    sheet date.

              Materials, spare parts and            At historical  cost restated
               rollers-                             by  applying  the  inflation
                                                    indexes    for   the   steel
                                                    industry.

             The  Company  classifies  rollers  and  spare  parts  as  long-term
             inventories,   which  in  accordance   with   historical  data  and
             production trends will not be used in the short-term (one year).

             Direct cost of sales represents the replacement cost of inventories at the time of sale, expresed in constant pesos as of the most recent year-end.

      (f)   Derivative financial instruments-

            During 2003, the Company used derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

            The  Company  uses  futures   contracts   for  hedging   risks  from
            fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. As indicated in note 6 to the consolidated financial statements, the Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

      (g)   Property, plant and equipment-

            Property, plant and equipment is initially recorded at acquisition cost and adjusted for inflation by applying NCPI factors, except for foreign machinery and equipment, which is adjusted for inflation using the inflation indexes of their country of origin and changes in the foreign exchange rate of the country's particular currency to the peso.

            Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers in the case of plant and machinery and the Company's management in the case of equipment.

            The comprehensive financial result of assets under construction or installation is capitalized as part of the value of such assets and is restated using NCPI factors from the date capitalized through year-end and is amortized over the average depreciation period of the related assets. During 2003 and 2002 no comprehensive financial result was capitalized.

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

      (h)   Other assets-

            Other assets include mainly organization and pre-operating expenses and are restated for inflation based on factors derived from the NCPI. Amortization is calculated on the straight-line method over a 20-year period.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (i)   Accruals-

            Based on management estimates, the Company recognizes accruals for present obligations in which the transfer of assets or the rendering of services is virtually inevitable and arise as a consequence of past events, principally salaries and other amounts payable to employees, and fees.

      (j)   Pension plan-

            Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. For purposes of the plan, the Company established a trust based on actuarial calculations. On December 1995, the Company's Board of Directors in agreement with the union discontinued these benefits and related contributions to the trust fund. This decision was made mainly because of the legal provisions that establish similar benefits through Company contributions to the Administradoras de Fondos de Ahorro para el Retiro (Pension Fund Administrators). The trust fund balance at December 31, 2003 and 2002 amounted to $551 and $1,030, respectively, and will be used to make retirement pension payments to eligible employees until depleted, due to the trust's irrevocable nature.

            The Company does not have any contractual pension or retirement obligations.

      (k)   Seniority premiums-

            Seniority premium benefits to which employees are entitled in accordance with the law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of unrecognized prior service costs is based on the expected years of service of existing personnel. At December 31, 2003, the estimated service lives of eligible employees approximates between 8 and 9 years (see note 10).

            Other compensation to which employees may be entitled, mainly severance, is charged to operations of the year in which paid.

      (l) Income (IT) and asset (AT) taxes and employee statutory profit sharing (ESPS) -

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

      (m) Restatement of capital stock, other stockholders contributions and retained earnings-

            Capital stock, other stockholder contributions and retained earnings are adjusted using the NCPI, by the amount necessary to maintain the purchasing power of equivalent pesos from the dates such capital was contributed, contributions were made or income generated. The resulting amounts represent the constant value of stockholders' equity.

      (n)   Cumulative deferred income taxes-

            Represents the cumulative effect of the adoption of the deferred taxes accounting principles, expressed in constant pesos as of the most recent year-end.

      (o)   Equity restatement-

            Represents the difference between non-monetary assets restated through specific costs and the values determined using NCPI factors, reduced by the related deferred tax effects from the date the related Bulletin was adopted.

      (p)   Comprehensive financial result (CFR) -

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

            Monetary position gains are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (q)   Revenue recognition-

            Revenue from the sale of goods is generally recognized upon delivery of the products to the customers. The Company provides for freight expenses, sales returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses as applicable.

      (r)   Business and credit concentrations-

            The Company's principal activity is the manufacture and sale of steel products primarily for the construction sector. The Company's products are sold to a large number of customers without significant concentration with any of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

      (s)   Earnings per share-

            The basic earnings per share of each period has been computed by dividing the net income by the weighted average number of shares outstanding of each period.

      (t)   Contingencies-

            Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

      (u) Impairment of long-lived assets, property, plant and equipment and other non-current assets-

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (v)   Use of estimates-

            The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; valuation of financial instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

(3)   Foreign currency exposure-

      Monetary assets and liabilities denominated in foreign currencies as of December 31, 2003 and 2002 were as follows:


                                                                      Thousands of      Thousands of
                                  Thousands of           Thousands of          Pounds           Deutsche
                                     Dollars                 Euros            Sterling           Marks
                              --------------------      -------------     --------------      -----------
                                2003         2002       2003      2002    2003      2002      2003    2002
                              -------      -------      ----      ----    ----      ----      ----    ----
      Current assets           45,275        9,485      --        --       --       --        --       44

      Current liabilities      (7,159)     (52,641)     (116)     (48)     (87)     (141)     (49)     --
                              -------      -------      ----      ---      ---      ----      ---      --

      Net (liabilities)
          assets               38,116      (43,156)     (116)     (48)     (87)     (141)     (49)     44
                              =======      =======      ====      ===      ===      ====      ===      ==


      The exchange rate of the peso to these foreign currencies as of December 31, 2003 and 2002 was as follows (amounts in pesos):

                                                     2003                2002
                                                    ------             --------
      Dollar                                        11.236              10.3125
      Euro                                          14.165              10.0260
      Pound Sterling                                20.101              16.9130
      Deutsche Mark                                  7.240               5.6375

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      At April 15, 2004, foreign exchange rates were as follows (amounts in pesos):

      Dollar                                                     11.285
      Euro                                                       13.486
      Pound Sterling                                             20.174
      Deutsche Mark                                               6.895

      At December 31, 2003, the Company did not have foreign exchange hedging instruments.

      At December 31, 2003 and 2002, the Company had the following non-monetary assets of foreign origin, or which replacement cost may only be determined in dollars.

                                                         Thousands of dollars
                                                      --------------------------
                                                        2003              2002
                                                      --------           -------
      Machinery and equipment, net                    $240,775           187,264
      Inventories                                       10,527             7,599
                                                      --------           -------
                                                       251,302           194,863
                                                      ========           =======

      Below is a summary of transactions carried out with foreign entities for the years ended December 2003, 2002 and 2001, excluding imports of machinery and equipment:

                                                  Thousands of dollars
                                         ---------------------------------------
                                           2003            2002           2001
                                         --------        -------        --------
      Sales                              $ 28,810         25,655         15,513
      Purchases (raw materials)           (24,304)       (22,255)       (20,944)
      Other expenses (spare parts)           (462)        (4,037)        (6,013)
      Interest expense                     (3,312)        (5,190)       (11,997)
                                         ========        =======        =======

      The exchange rate of the peso to the foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The  Company  has  foreign   subsidiaries,   which  combined   assets  and
      liabilities are summarized as follows (excluding B-10 restatement):

                                                          Thousands of dollars
                                                       -------------------------
                                                        2003              2002
                                                       -------           -------
      Current monetary assets                              563              379
      Inventories                                      $    37                8
      Current liabilities                               (4,702)          (3,124)
                                                       -------           ------
              Working capital                           (4,102)          (2,737)
      Property, plant and equipment                      1,882            1,963
                                                       =======           ======

(4)   Related-party transactions and balances -

      Transactions carried out with related parties during the years ended December 31, 2003, 2002 and 2001 were as follows:

                                              2003           2002         2001
                                            ---------      -------      --------
      Sales                                 $ 173,339       33,553          116
      Purchases                                12,634         --           --
      Interest income (expense), net           (2,517)      (9,372)     (11,579)
      Administrative services received          8,386        8,119        1,459
                                            =========      =======      =======

      Balances receivable from, and payable to, related companies as of December 31, 2003 are as follows:

      Accounts receivable:                                           2003
      --------------------                                        ----------
      Industrias CH, S.A. de C.V                                    $  741
      Aceros y Laminados Sigosa, S.A. de C.V                         2,709
                                                                    ------
                                                                    $3,450
                                                                    ======

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Accounts payable:                               2003           2002
      -----------------                           ------------   -----------
      Industrias CH, S.A. de C.V. (i)               $   --         172,826
      Others                                             778          --
                                                    --------       -------
                                                    $    778       172,826
                                                    ========       =======

      (i) At December 31, 2002, the account payable to ICH comprised six loans for agreements between CSO and ICH, totaling 14,399,534 dollars, bearing an annual interest rate of 5.875%, available from July 5, 2002 and payable from July 5 through November 14, 2003.

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

            As mentioned in note 12, at the General Ordinary Stockholders' Meeting of Simec held on June 5, 2002, the stockholders agreed to increase the variable capital stock by $318,588 ($297,498 historical) by issuing 407,867,548 common Series "B" shares. As mentioned in the preceding paragraphs, ICH subscribed and paid 336,396,918 of the shares issued, through the capitalization of CSG's debt (principal and interest thereon) with ICH as of that date.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(5)   Inventories -

      Inventories are comprised as follows:

                                                      2003           2002
                                                  ------------   -----------
      Finished goods                                $ 68,705        67,355
      Work in process                                  3,084        16,232
      Billets                                         38,922        32,657
      Raw materials                                   66,737        50,201
      Materials, spare parts and rollers              67,840        76,214
      Advances to suppliers and others                41,265        36,776
      Goods in transit                                 7,332         4,609
                                                    --------       -------
                                                     293,885       284,044
      Less allowance for obsolescence                  4,993         4,211
                                                    --------       -------
                                                    $288,892       279,833
                                                    ========       =======

      Inventories secure the debt originally payable by CSG and then transferred to CSO, related to the industrial mortgage loan the latter entered into with several creditor banks, which was repaid in full in 2004 (see note
      15).

(6)   Derivative instruments -

      The Company uses derivative financial instruments mainly for offsetting exposure to market risk derived from changed in natural gas prices. Derivative instruments currently used by the Company consist of consumption futures. The Company executes futures contracts, which are designated as hedge for specific natural gas volumes, to be purchased and processed in future months. These futures contracts, ready to be exchanged, are recognized in the balance sheet at fair value. Changes in the fair value of futures contracts, which are highly effective and assigned and rated as cash flow hedging are recorded under "comprehensive income" in stockholders' equity, in conformity with Bulletin C-10 "Derivative Financial Instruments and Hedging", which the Company adopted on an early basis.

      In late 2003 the Company contracted derivative financial instruments for hedging purposes to cover price fluctuations of natural gas prices. The hedge will guarantee the Company's natural gas consumption from 2004 to 2006 at a fixed price of 4.462 dollars per MMBtu (million British Thermal Units). As a result, at December 31, 2003 the Company recognized an asset of $14,302, a deferred IT liability of $4,720 and a net comprehensive income in stockholders' equity of $9,582.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(7)   Property, plant and equipment-

      Property, plant and equipment comprise the following:

                                                        2003           2002
                                                     ----------     ---------
      Buildings                                      $1,545,610     1,545,562
      Machinery and equipment                         4,473,496     3,743,745
      Transportation equipment                           40,578        40,898
      Furniture, fixtures and computer equipment         32,599        32,893
                                                     ----------     ---------
                                                      6,092,283     5,363,098
      Less accumulated depreciation                   2,092,527     1,668,270
                                                     ----------     ---------
                                                      3,999,756     3,694,828
      Land                                              372,185       364,426
      Construction in progress                              522        29,743
      Idle machinery and equipment                       42,515        62,723
                                                     ----------     ---------
                                                     $4,414,978     4,151,720
                                                     ==========     =========

      Through December 31, 2003 and 2002, the Company has capitalized CFR of $453,685 and $467,938, respectively, supplementary to the acquisition cost of property, plant and equipment.

      At December 31, 2003 and 2002, the specific price level adjustment of machinery and equipment was higher than that of the NCPI, since a significant portion of such machinery is imported and because the inflation factor of the country of origin and the decrease of the peso versus the respective currency were higher.

      The industrial plant secures the debt originally payable by CSG and then transferred to CSC, related to the industrial mortgage loan entered into with several creditor banks which was repaid in full in 2004 (see note
      15).

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(8)   Accruals -

      Accruals at December 31, 2003 include the following:

                                          Salaries and
                                        other personnel
                                            benefits       Fees         Total
                                        ---------------    -----        -----
      Balances at December 31, 2002          $6,189        1,188        7,377
      Increases charged to operations         8,518        1,314        9,832
      Payments                                7,258        1,101        8,359
                                             ------        -----        -----
      Balances at December 31, 2003          $7,449        1,401        8,850
                                             ======        =====        =====

(9)   Long-term debt-

      At December 31, 2003 and 2002, the Company's long-term debt is as follows:

                                                              2003        2002
                                                            --------     -------
      Industrial mortgage loan (a)                           $19,078     354,694
      Medium-term notes (b)                                    3,393       3,238
                                                             -------     -------
      Total long-term debt                                    22,471     357,932
      Less current installments                                4,057      51,850
                                                             -------     -------
      Long-term debt excluding current
      installments and debt classified as current            $18,414     306,082
                                                             =======     =======

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (a)   Industrial mortgage loan-

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

            On July 3, 2002, the Company and its creditor banks entered into an agreement to modify the industrial mortgage loan agreement, lowering the interest rate for the Class "A" tranche from Libor plus 5.125% to Libor plus 4.125%.

            The new interest rates for each type of debt are as follows:

                                                               Six-month
                     Class                  Tranche            Libor plus
                  -----------            --------------     -----------------
                       A                      A'                 4.125%
                       B                      B-1                4.375%
                       B                      B-2                4.375%

            The Company and all of its subsidiaries that own property, plant and equipment took an industrial mortgage as security for this loan.

            Loan prepayment priorities are as follows:

                      Tranche                             Priority
                  -----------------                     ------------
                         A'                                Second
                         B                                 Third

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            The debt restructuring agreement provides for compliance with certain requirements and obligations, which in certain instances were not met. Therefore, in accordance with the agreement, this situation could result in the acceleration of the debt. Mexican GAAP requires one-year waivers from creditors, otherwise, the long-term debt should be classified as current. Therefore, long-term debt was classified as current in the balance sheets.

            The amounts paid by the Company for the installments due in the years 2003 and 2002 were 1,452,887 and 6,676,247 dollars, respectively. Also in 2003 and 2002 the Company prepaid 29,930,517 and 47,941,199 dollars plus interest thereon, respectively. The Company repaid this loan in full during 2004 (see note 15).

            At December 31, 2003 and 2002 the balance of the industrial mortgage loan amounts to 1,697,952 and 33,081,356 dollars, respectively.

      (b)   New notes and medium-term notes-

            On October 22, 1997 and August 17, 1998, CSG offered the holders of medium-term notes issued by Simec to exchange their notes 1 to 1 for new notes issued by CSG (New Notes) ranked as third priority notes. The New Notes bore interest semiannually at an annual rate of 10.5%. Principal was payable semiannually from May 15, 2000 through November 15, 2007.

            On May 15, 2002, Simec cancelled 200,000 dollars of its debt with medium-term note holders by paying 100,000 dollars and obtaining forgiveness for another 100,000 dollars plus accrued interest. At December 31, 2003 the remaining medium-term notes that were not exchanged amount to approximately 302,000 dollars plus accrued interest.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(10)  Seniority premiums-

      The cost, obligations and other seniority premium components, mentioned in
      note  2k,  have  been  determined   based  on  computations   prepared  by
      independent actuaries at December 31, 2003, 2002 and 2001.

      The components of the net periodic cost for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                                  2003        2002       2001
                                                                  -----       ----       ----
      Net periodic cost:
         Service cost                                             $282        351        382
         Financial cost                                            198        229        252
         Amortization of transition liability                      237         79         30
         Amortization  of  prior  service  cost  and  plan
            modifications                                           64        302        270
                                                                  ----        ---        ---
            Net periodic cost                                     $781        961        934
                                                                  ====        ===        ===

            The actuarial present value of benefit obligations is as follows:

                                                                         2003           2002
                                                                       --------        -------
      Projected benefit obligation (PBO)                               $ 5,855          5,577

      Unamortized items:
         Transition asset                                               (2,293)        (2,196)
         Variances in assumptions and experience adjustments
                                                                          (315)          (770)
         Additional liability                                            1,931          2,320
                                                                       -------         ------
         Unfunded  accrued  pension  liability  included in the
            consolidated balance sheets                                $ 5,178          4,931
                                                                       =======         ======

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The most significant assumptions used to determine the net periodic cost of the plan are as follows:

                                                         2003           2002
                                                         -----          -----
      Discount rate                                      4.5%           4.5%
      Rate of compensation increase                        1%           0%
      Expected return on plan assets                     8.6%           6%

(11) Income (IT) and asset (AT) taxes, employee statutory profit sharing (ESPS) and tax loss carryforwards-

      ICH, the holding company of Simec is subject to the tax consolidation regime. On April 24, 2001, ICH filed with the Servicio de Administracion Tributaria (Internal Revenue Service), notice of the Company's incorporation to such regime, effective as of January 1, 2002. Under this regime, each entity included in the Company calculates its IT expenses/benefit on a separate basis.

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      At December 31, 2003 and 2002 and 2001 the IT expense (benefit) attributable to income from continuing operations before IT and ESPS, and minority interest, differed from the amount computed by applying the Mexican IT rate of 34% in 2003 and 35% in 2002 and 2001 to income from continuing operations, before these provisions and minority interest, as a result of the following:

                                                                2003              2002           2001
                                                             ---------          -------        --------
      Computed "expected" tax expense                        $ 148,874          34,835          94,318
      Increase (decrease) resulting from:
         Effects of inflation, net                              39,023           8,434         (15,143)
         Non-deductible expenses                                   387           4,395           4,433
         Adjustments for enacted changes in tax laws
           and rates                                           (31,675)        (23,432)           --
         Change in valuation  reserve of deferred tax
           assets                                              (42,956)        (52,938)         47,698
         Mayority asset tax                                     12,137          14,646         (25,667)
         Other, net                                             14,244          (9,491)        (89,504)
                                                             ---------         -------         -------
           IT expense (benefit)                              $ 140,034         (23,551)         16,135
                                                             =========         =======         =======


                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and 2002, are presented below:

                                                         2003            2002
                                                      ----------      ----------
      Deferred tax assets:
         Allowance for doubtful receivables           $    7,721          9,066
         Accrued expenses                                  9,529          9,825
         Advances from customers                          43,018         75,694
         Net operating loss carryforwards                202,034        438,706
         Recoverable AT                                  168,496        158,269
         Other                                              --               38
                                                      ----------      ---------
                 Total gross deferred tax assets         430,798        691,598
         Less valuation allowance                        184,820        227,776
                                                      ----------      ---------
                Net deferred tax assets                  245,978        463,822
                                                      ----------      ---------
       Deferred tax liabilities:
          Inventories, net from the balance as
          of December 31, 1986 not yet deducted           93,840        162,632
          Derivative financial instruments                 4,720           --
          Property, plant and equipment                1,109,445        990,184
          Preoperating expenses                           82,708        107,235
          Others                                             554            453
                                                      ----------      ---------
                 Total gross deferred tax
                  liabilities                          1,291,267      1,260,504
                                                      ----------      ---------
                 Net deferred tax liability           $1,045,289        796,682
                                                      ==========      =========

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Based on calculations made by the Company's management, the deferred employee statutory profit sharing is immaterial at December 31, 2003 and 2002. The valuation allowance for deferred tax assets as of December 2003 and 2002 was $184,820 and $227,776, respectively. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 was a decrease of $42,956 and $52,938, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

      At December 31, 2003, tax loss carryforwards and recoverable AT not affecting ESPS, expire as follows:

                                         Restated through December 31, 2003
                                         ----------------------------------
                                           Tax loss              Recoverable
         Expiring in                     carryforwards                AT
         -----------                     -------------           -----------
            2004                           $167,838                 2,631
            2005                            338,135                 1,961
            2006                              1,102                 7,138
            2007                              9,257                18,170
            2008                             23,341                30,046
            2009                              9,787                16,057
            2010                                611                45,394
            2011                              3,518                14,900
            2012                             57,675                17,702
            2013                                961                14,497
                                           --------               -------
                                           $612,225               168,496
                                           ========               =======

      A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate will be 32% in 2005. As a result of these changes, during the years ended December 31, 2003 and 2002 the Company recognized decreases in net deferred tax liabilities of $31,675 and $23,432, respectively, which were credited to the results of operations of such years.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(12)  Stockholders' equity -

      The principal characteristics of stockholders' equity are described below:

      (a)   Structure of capital stock-

            i) At the Ordinary General Stockholders' Meeting held on March 26, 2003, the stockholders agreed to increase the variable capital stock by $222,835 ($214,326 historical) issuing 14,691,936 common Series "B" shares, of which ICH paid and subscribed 12,317,605 shares plus 8 shares that were held in the company's Treasury through the capitalization of the Company's debt with ICH. Of the remaining 2,374,331 shares,
                  1,313,541 shares were subscribed by the rest of the shareholders, leaving 1,060,790 shares in the Company's treasury, which as mentioned in paragraph (iii) below, were subsequently subscribed by ICH, increasing capital stock by $204,061 ($198,851 historical).

            ii) At the Board of Directors' Meeting held on May 21, 2003 the directors resolved to record as contributions for future capital stock increases $154,580 ($150,414 historical) corresponding to various Company stockholder contributions with the purpose of CSC for settling a portion of its industrial mortgage loan at such date.

            iii) At the Ordinary General Stockholders' Meeting held on November 19, 2003, the stockholders agreed to increase the variable capital stock by $162,884 ($162,235 historical) issuing 11,120,951 common Series "B" shares, of which 9,249,836 shares were subscribed and paid through the contributions for future capital stock increases referred to in paragraph (ii) above. The remaining 1,871,115 shares will be offered to the rest of the shareholders in order for them to exercise their preemptive rights to subscribe and pay for the new issue of stock on a prorate basis. Also at the Meeting, the stockholders agreed to the subscription by ICH of the 1,060,790 shares held in the Company's treasury since March 26, 2003, equal to $15,537 ($15,475 historical) (see paragraph i) above). This accounted for a capital stock increase of $154,581 ($150,414 historical).

            iv) At the Extraordinary General Stockholders' Meeting held on April 30, 2002, the stockholders' agreed to undertake a reverse split of the total number of shares representing the Company's capital stock as of that date by issuing 89,422,606 Series "B" shares without par value. Shareholders were to exchange twenty of their outstanding shares for one new share. For this to be possible, the Company's stockholders authorized the conversion of all Series "A" shares into Series "B" shares.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            v) At the Ordinary General Stockholders' Meeting held on June 5, 2002, the stockholders resolved to:

                  - Increase the variable capital stock by $318,588 ($297,498 historical) through the issue of 407,867,548 common Series "B" shares, of which ICH subscribed and paid up 336,396,918 shares by capitalizing debt. The remaining 71,470,630 shares were offered to all other Simec stockholders who had preemptive rights and thus subscribed and paid up the 35,775,960 shares to which they were entitled; therefore, the remaining 35,694,670 shares were cancelled. As a result of this transaction, the Company's capital stock increased by $290,596 ($271,462 historical).

                  - Ratify and modify the instruction given to the Company at the Extraordinary General Stockholders' Meeting held on April 30, 2002 mentioned in paragraph (iv) above; the shares relating to the reverse split should now be issued in a number equal to that of common Series "B" shares, without par value, representing the total number of shares outstanding.

            vi) At the Extraordinary Board of Directors' meeting held on February 7, 2001, the Board approved the creditors' capitalization of the debt and accrued interest thereon, by subscribing 492,852,025 Series "B" Treasury shares provided that simultaneously the stock-purchase agreement between Sidek and ICH was brought to a close, which occurred on March 29, 2001. The capitalization amounted to 95,369,788 dollars (90,156,963 dollars of principal and 5,212,825 dollars of accrued interest thereon). The exchange rate used in this transaction was 9.5315 per one dollar, generating an increase in capital stock of $407,878 ($359,501 historical).

                  At that same meeting, it was informed that the theoretical par value of the Company's shares was 0.7294 pesos per share; moreover, it was agreed that in the event of any differences between such theoretical par value and the equivalent amount in pesos of the subscription price would be considered as additional paid-in capital. This agreement resulted in additional paid-in capital of $623,464 ($549,516 historical) on March 29, 2001.

            vii) At the Ordinary and Extraordinary General Stockholders' Meeting held on August 27, 2001, the stockholders agreed to increase the Company's variable capital stock by $718,759 ($642,819 historical), represented by 881,298,609 Series "B" shares of which 726,145,989 were subscribed and paid by ICH through debt capitalization on the aforementioned date. Of the remaining 155,152,620 shares, 155,079,759 were subscribed and paid by ICH through debt capitalization on September 24, 2001 once the term granted to the general public to exercise their rights to subscribe and pay for the shares had expired. This right was exercised for 72,861 shares.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

                  After the above activity, the Company's capital stock amounts to $3,093,067 represented by 131,973,022 common, Series "B" shares with no par value. Such shares may be subscribed and paid by Mexican or foreign individuals or corporations.

                  Each share has the right to one vote at stockholder meetings. The minimum fixed capital stock not subject to withdrawal amounts to $222,962 (nominal).

      (b)   Comprehensive income-

            The comprehensive income reported on the statements of stockholders' equity, represents the results of the Company's activities during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity, except for the net income:

                                                                 2003         2002       2001
                                                              ---------    --------    --------
            Net income                                        $ 292,983     122,750     251,868
            Result from holding non-monetary assets             358,463     404,311    (225,255)
            Deferred income  taxes  on  the  result  from
             holding non-monetary assets                       (130,615)   (130,903)     36,724
            Fair value of derivative financial instruments       14,302        --          --
            Deferred  income  taxes  on the  fair  value of
             derivative financial instruments                    (4,720)       --          --
                                                              ---------    --------    --------
                    Total                                     $ 530,413     396,158      63,337
                                                              =========    ========    ========

      (c)   Restrictions on stockholders' equity-

            Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. At December 31, 2003 the statutory reserve amounts to $13,122.

            Stockholder contributions restated as provided for by tax law may be refunded to the stockholders tax-free, to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

            Retained earnings, on which no income taxes have been paid, and other stockholders' equity accounts are subject to income taxes in the event of distribution, at the rate of 33%, payable by the Company; consequently, the stockholders may only receive 67% of such amounts. It is not the Company's intention to incur incremental income taxes by distributing earnings before income taxes have been paid on such earnings.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

            According to the loan restructuring contracts referred to in note 9, the Company has restrictions as to the payment of dividends.

(13)  Segment information-

      The Company's sales are made primarily in Mexico and the United States of America, and are directed basically to the construction industry.

      The Company's net sales to customers in Mexico or foreign countries or regions were as follows:

                                                 2003         2002       2001
                                              ----------   ---------   ---------
      Mexico                                  $2,466,398   1,929,931   1,930,050
      United States of America                   314,850     257,865     154,683
      Latin America                                2,264       7,225       5,145
      Canada                                        --           456        --
      Other                                        2,055         844       1,275
                                              ----------   ---------   ---------
                                              $2,785,567   2,196,321   2,091,153
                                              ==========   =========   =========

(14)  Commitments and contingent liabilities-

      Commitments -

      (a) As discussed in note 6 to the financial statements, late in 2003 the Company contracted with PEMEX Gas y Petroquimica Basica, derivative financial instruments for hedging purposes to cover price fluctuations of natural gas prices. The hedge will guarantee the Company's natural gas consumption from 2004 to 2006 at a fixed price of 4.462 dollars per MMBtu.

      (b) At December 31, 2003, the Company has a number of supply contracts whereby it undertakes to supply certain customers with steel products during 2004. Noncompliance by the Company could result in the merchandise being rejected and/or returned with no responsibility for the supplier. These commitments include that with Aceros y Laminados Sigosa, S.A. de CV. (SIGOSA) (related party) whereby CSC undertakes to supply to SIGOSA 44,000 tons of steel during the period from January 1 to December 31, 2004.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Contingent liabilities-

      (c) Pacific Steel, Inc (PS) has been sued regarding the generation, storage, transportation and disposal of materials classified as hazardous waste by the California government. The Company has denied these claims; however, it cannot currently predict the outcome of this matter. Consequently, and due to the imminent expropriation of the land where PS conducts its operations, during the year ended December 31, 2002 PS recorded its land at realizable value, based on the appraisal made by independent appraisers. This resulted in a $20,624 ($19,750, historical) decrease in the value of the land and a charge to income by the same amount. Furthermore, because the price the authorities are willing to pay for the land is equal to the land's value less its clean up expenses and costs incurred, at December 31, 2003 PS recognized a 1,661,181 dollars ($18,665) provision for clean up expenses.

      (d) In 1989 the Californa Regional Council for Water Control at San Diego (the Regional Council) required PS to take a sample of the soil at the automobile waste crusher storage site (process not currently performed by PS) and to submit the results and cleaning alternatives to the Regional Council, which it did. However, the Regional Council has not responded to PS. Based on the recommendation of environmental engineering consultants, consultations with other parties and the fact that PS has discontinued its waste processing operations, the Company believes the related contingency amount will be covered by the provision of paragraph (c) above.

      (e) On July 13, 2001 CSG filed nullification proceedings against the negative response to the request for decreasing its estimated income taxes for September to December 2000 which had been filed before the "Decimo Primera Sala Regional Metropolitana" (Eleventh Regional Metropolitan Courtroom) of the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court of Justice). On September 8, 2003 the tax authorities replied to the nullification proceedings filed by CSG; therefore, on November 27, 2003 CSG filed the corresponding brief, evidencing the erroneous arguments in the authority's reply. In the Company's management and legal counsel opinion, there are reasonable defenses to obtain a favorable resolution for CSG.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      (f) On February 13, 2003, Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (COSESICA) filed an appeal against the unconstitutionality of the tax substituting the salary credit (provided for by Transitory Article Three of the IT Law), in effect as of January 1, 2003, before the former Juzgado Tercero de Distrito en Materia Administrativa en el Estado de Jalisco (Third District Court on Administrative Matters for the State of Jalisco); however, the District Judge claiming lack of jurisdiction, resolved that the competent court to hear and determine the case is the Juzgado Segundo de Distrito del Estado de Baja California (Second District Court for the State of Baja California), located in Mexicali. This led to a suit where COSESICA awaits the final ruling. In the Company's management and legal counsel opinion there are reasonable defenses to obtain a favorable resolution for COSESICA.

      (g) On July 2, 2003, CSG filed nullification proceedings before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court of Justice) against an official letter issued by the Administracion Central de Auditoria Fiscal Internacional (Central International Fiscal Auditing Office) under the Servicio de Administracion Tributaria (Internal Revenue Service), whereby CSG is deemed to have unpaid taxes of $84,979 on alleged omission (being jointly liable) in the payment of income taxes it should have withheld from third parties on interest payments abroad in fiscal 1998, 1999, 2000, and for the period from January 1 to June 30, 2001. CSG presently awaits the authorities' reply. In the Company's management and legal counsel opinion there are reasonable defenses to obtain a favorable resolution for CSG.

      (h) The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company's financial position and results of operations.

      (i) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

      (j) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be obtained in arm's-length transactions.

            Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the unpaid taxes.

      (k) There is a contingent liability arising from the labor obligations mentioned in note 2k.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

(15)  Subsequent event-

      On March 18, 2004, the Company made a prepayment of 1,697,952 dollars, plus interest, to fully repay the industrial mortgage loan mentioned in note 9a.

(16)  Recently issued accounting pronouncements under Mexican GAAP-

      Financial  Instruments  with  Characteristics  of  Liabilities, Equity, or
      Both-

      In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity, or Both." Bulletin C-12, is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 puts together regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

      The Company believe that the adoption of this Bulletin will not have a material effect on its financial position or results of operations.

(17)  Differences between Mexican and United States accounting principles:

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

      Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders' equity are presented below, in thousands of constant Mexican pesos as of December 31, 2003, with an explanation of the adjustments.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Restatement of the US GAAP reconciliation:

      The approximate net income under US GAAP for 2002 and the approximate stockholders' equity under US GAAP at December 31, 2002 presented in this note, have been restated from amounts previously reported as a result of a misapplication of US GAAP as explained elsewhere in this note. Such misapplication affected the difference between accounting practices identified in the US GAAP reconciliation relating to deferred income taxes. The aggregate impact of the restatement was a follows:

                                             Consolidated          Consolidated
                                                  Net              Stockholders'
                                                Income                Equity
                                                 under                 under
                                                US GAAP               US GAAP
                                             -------------         -------------
      As previously reported (adjusted
       to constant pesos)                     $  146,094            $3,907,970
      Effect of restatement                       57,448                57,448
                                              ----------            ----------
      As restated                             $  203,542            $3,965,418
                                              ==========            ==========

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Reconciliation of net income:

                                                               2003            2002          2001
                                                          -------------    -----------    -----------
      Net income as reported under Mexican GAAP-          $     292,983        122,750        251,868
       Inventory indirect costs                                  (4,139)        (3,739)         5,686
       Depreciation on restatement of machinery and
          equipment                                             (23,649)       (44,582)       (53,807)
       Adjustment of land to net realizable value                  --          (31,245)          --
       Accrued vacation costs                                     5,030           (820)
                                                                                                2,831
       Deferred income taxes                                    (49,521)       144,114        (45,811)
       Deferred employee profit sharing                             202             21            403
       Loss from monetary  position of deferred asset
          effect under Mexican GAAP                                --             --              880
       Pre-operating expenses, net                               26,187         10,435         23,995
       Amortization of gain from monetary  position and
          exchange loss capitalized under Mexican GAAP
                                                                  6,617          6,617          6,617
       Gain on extinguishment of debt                              --             --          534,236
       Minority interest applicable to the above
          adjustments                                                (1)            (9)           (18)
                                                          -------------    -----------    -----------
                Total approximate US GAAP adjustments
                                                                (39,274)        80,792        475,012
                                                          -------------    -----------    -----------
      Approximate net income under US GAAP                $     253,709        203,542        726,880
                                                          =============    ===========    ===========
       Weighted average outstanding basic                   119,052,681     99,967,222     54,816,134
                                                          -------------    -----------    -----------
                Net earnings per share (pesos)            $        2.13           2.04          13.26
                                                          =============    ===========    ===========

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

       Reconciliation of stockholders' equity:

                                                              2003          2002          2001
                                                          -----------    ----------    ----------
      Total stockholders' equity reported under
       Mexican GAAP                                       $ 4,626,440     3,737,385     3,050,618

       Minority interest included in stockholders'
          equity under Mexican GAAP                              (251)         (251)         (238)
       Inventory indirect costs                                 9,649        13,788        17,527
       Restatement of machinery and equipment                 353,749       712,380     1,330,453
       Accrued vacation costs                                    --          (5,030)       (4,210)
       Deferred income taxes                                   51,412       (29,684)     (304,699)
       Deferred employee profit sharing                           627           425           404
       Pre-operating expenses                                (250,630)     (276,817)     (287,252)
       Gain from monetary position and exchange loss
          capitalized, net                                   (180,161)     (186,778)     (193,395)
                                                          -----------    ----------    ----------
                Total approximate US GAAP adjustments
                                                              (15,605)      228,033       558,590
                                                          -----------    ----------    ----------
      Total approximate  stockholders'  equity under US
       GAAP                                               $ 4,610,835     3,965,418     3,609,208
                                                          ===========    ==========    ==========

                                                                 (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      A summary of changes in stockholders' equity, after the approximate US GAAP adjustments described above, is as follows:

                                        Capital                 Fait Value of
                                       Stock and                  Derivative       Cumulative        Total
                                        Paid-in      Retained      Financial      Restatement    Stockholders'
                                        Capital      Earnings     Instruments        Effect          Equity
                                      ----------     --------   -------------     -----------    -------------
      Balances as of December
         31, 2001                     $2,573,134        5,748          --          1,030,326       3,609,208

      Increase in capital stock          290,596         --            --               --           290,596

      Net comprehensive income
                                            --        203,542          --           (137,928)         65,614
                                      ----------      -------      --------       ----------       ---------

      Balances as of December
      31, 2002                         2,863,730      209,290          --            892,398       3,965,418

      Increase in capital stock          358,642         --            --               --           358,642

      Net comprehensive income
                                            --        253,709         9,582           23,484         286,775
                                      ----------      -------      --------       ----------       ---------

      Balances  as  of  December
         31, 2003                     $3,222,372      462,999         9,582          915,882       4,610,835
                                      ==========      =======      ========       ==========       =========


      Minority interest-

      Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity on the consolidated balance sheet. For US GAAP purposes, minority interest in not included in stockholders' equity.

      Restatement of prior year financial statements-

      In accordance with Mexican GAAP, prior year financial information of foreign subsidiary must be restated using the inflation rate of the country in which the foreign subsidiary is located, then translated to pesos at the exchange rate as of year end. This procedure results in the presentation of prior year amounts representing the purchasing power of the respective currencies as of the end of the latest year presented.

      Under US GAAP, prior year financial information of foreign subsidiary must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      This difference is not included in the GAAP reconciliation of net income and stockholders' equity, since its effect is not significant.

      Inventory costs-

      As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP, inventories have been valued under the full absorption cost method.

      Restatement of property, machinery and equipment-

      As explained in note 2g, in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2003 and 2002 by applying devaluation and inflation factors of the country of origin.

      Under US GAAP, during 2003 and 2002 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

      Accordingly,  a reconciling  item for the difference in  methodologies  of
      restating   imported   machinery   and   equipment   is  included  in  the
      reconciliation of net income and stockholders' equity.

      Additionally, and as mentioned in note 14c, during 2002 the Company adjusted the value of PS land at realizable value and due to the difference in methodologies of restating mentioned in the previous paragraphs, the Company included a complement to the corresponding adjustment.

      Accrued vacation cost-

      For years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earned it. In order to comply with SFAS 43, for the years ended December 31, 2002 and 2001, the Company recorded a decrease and increase in net income of ($820) and $2,831, respectively. Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The amount of deferred income taxes and employee profit sharing charged or credited to operations in each period for US GAAP was determined under Statement of Financial Accounting Standards (SFAS) No. 109 based upon the difference between the beginning and ending balances of the deferred assets or liabilities for each period, expressed in constant Mexican pesos.

      On January 1, 2002, the Mexican Congress signed into law a change in statutory tax rates from 35% to 32%. However, the Mexican Congress issued a transitory article whereby the change in tax rates would be recognized over a three year period. The effective rate for 2002 was 35%, 2003 was 34%, 2004 will be 33% and 2005 and thereafter will be 32%. Under Mexican GAAP, the effect on deferred tax assets and liabilities of a change in tax rates on January 1, 2002 was recognized in the year the tax rate actually changed.

      Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates should be recognized in income in the period that includes the enactment date. However, in 2002, the Company misapplied U.S. GAAP by not recognizing the full benefit associated with the change in tax rates. The impact of the misapplication of U.S. GAAP is summarized elsewhere in this note to the consolidated financial statements.

      Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities at December 31, 2003 and 2002, under US GAAP are present below:

                                                              2003                      2002
                                                     --------------------       -------------------
                                                         IT          ESPS           IT         ESPS
                                                     ----------      ----       ---------      ----
      Deferred tax assets:
         Allowance for doubtful receivables          $    7,487      --             8,533      --
         Accrued expenses                                 9,529       627          11,535       425
         Advances from customers                         43,018      --            75,694      --
         Net operating loss carryforwards               195,912      --           424,700      --
         Recoverable AT                                 168,496      --           158,269      --
         Others                                            --        --                38      --
                                                     ----------      ----       ---------      ----

          Total gross deferred tax assets               424,442       627         678,769       425

         Less valuation allowance                       184,325      --           223,687      --
                                                     ----------      ----       ---------      ----

           Net deferred tax assets                      240,117       627         455,082       425
                                                     ----------      ----       ---------      ----

      Deferred tax liabilities:
        Inventories, net from the balance as of
          December 31, 1986 not yet deducted             97,024      --           167,320      --
         Derivative financial instruments                 4,720      --              --        --
         Property, plant and equipment                1,131,696      --         1,100,615      --
         Others                                             554      --            13,511      --
                                                     ----------      ----       ---------      ----

           Total gross deferred tax liabilities       1,233,994      --         1,281,446      --
                                                     ----------      ----       ---------      ----

           Net deferred tax liability                $  993,877      (627)        826,364      (425)
                                                     ==========      ====       =========      ====

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The deferred income taxes of $1,131,696 and $1,100,615 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2003 and 2002, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

      Pre-operating expenses-

      For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For US GAAP purposes, these items are expensed when incurred.

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

      Gain on extinguishment of debt-

      On February 7, 2001, the Company's Board of Directors approved the issuance of 492,852,025 shares of Series "B" variable capital stock in exchange for the extinguishment of debt amounting to 95,369,788 dollars. Under Mexican GAAP, the increase in stockholders' equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of 95,369,788 dollars to the Series "B" capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under US GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For US GAAP purposes, the fair value of the Series "B" capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series "B" capital stock and the carrying amount of the extinguished debt is recognized as a gain in the Statement of Operations.

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Pension and other retirement benefits-

      The Company records seniority premiums based on actuarial computations as described in note 2k.

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

      For the year ended December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other post-retirement benefit obligations. The additional disclosures are as follows:

                                                             2003         2002
                                                            -------      -------
      Change in projected benefit obligation-
      Projected benefit obligation at beginning of year     $ 5,578       5,379
         Service cost                                           282         351
         Financial cost                                         198         229
         Actuarial gain, net                                    210         379
         Benefits paid                                         (413)       (760)
                                                            -------      ------
         Projected benefit obligation at end of year        $ 5,855       5,578
                                                            =======      ======

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      Variable capital common stock-

      Stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either (i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company's shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is redeemable by the terms described above, such shares have been classified as a component of stockholders' equity in the consolidated balance sheet under both Mexican GAAP and US GAAP.

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

                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

      The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under US GAAP:

                                                       2003        2002        2001
                                                    ---------    --------    --------
      Net income as reported under US GAAP          $ 253,709     203,542     726,880
      Add charges (deduct credits) to operations
       not requiring (providing) funds:
       Depreciation and amortization                  175,564     189,647     174,804
       Unrealized exchange loss (gain)                  5,527      73,245     (78,896)
       Deferred income taxes                          177,290    (203,076)     40,403
       Deferred employee profit sharing                  (202)        (21)       (403)
       Minority interest                                    1           9          18
       Gain (loss) on disposal segments                  --          --          (270)
       Adjustment of land to realizable value            --        51,870        --
       Write-down of idle machinery                    41,473      10,455        --
       Gain on extinguishment                            --          --      (534,235)
       Accrual for seniority premium                      247         139        --
                                                    ---------    --------    --------
       Funds provided by operations                   653,609     325,810     328,301
                                                    ---------    --------    --------
      Net (investing in) financing from operating
          accounts:
        Trade receivables, net                        (36,187)    (96,063)     25,778
        Other accounts receivable and prepaid
         expenses                                      53,816       6,844     (14,616)
        Inventories                                   (19,744)      2,440      (5,769)
        Accounts payable and accrued expenses         (19,767)    110,592    (132,383)
        Accounts payable to related parties          (168,899)     31,895     148,076
                                                    ---------    --------    --------
                                                     (190,781)     55,708      21,086
                                                    ---------    --------    --------
      Approximate net resources generated by
       operations under US GAAP                     $ 462,828     381,518     349,387
                                                    =========    ========    ========


                                                                     (Continued)

                   GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

          (Thousands of constant Mexican pesos as of December 31, 2003)

                                                        2003        2002        2001
                                                      --------    --------    --------

      Financing activities under Mexican GAAP         $ 28,783    (238,522)   (436,346)
          Decrease in debt due to restatement to
             constant Mexican pesos                      3,948      32,323      68,042
          Exchange (loss) gain                          (5,527)    (73,245)     78,896
                                                      --------    --------    --------
      Approximate net resources generated by
       (used in) financing activities under US GAAP   $ 27,204    (279,444)   (289,408)
                                                      ========    ========    ========
      Net resources used in investing activities
       under Mexican GAAP-                            $ (9,654)    (44,811)    (59,028)
       Restatement of non-current inventories           (4,611)     (5,679)     (4,258)
       Other non-cash investing activities               9,271      20,108      13,769
                                                      --------    --------    --------
      Approximate net resources used in investing
       activities under US GAAP                       $ (4,994)    (30,382)    (49,517)
                                                      ========    ========    ========


      Net resources used in operating activities include cash payments for interest and income taxes as follows:

                                                  2003        2002        2001
                                                -------      ------      -------
      Total interest paid                       $17,073      49,608      330,499
                                                =======      ======      =======
      Income taxes paid                         $35,346      11,952       99,199
                                                =======      ======      =======

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed balance sheets as of December 31, 2003 and 2002
(Stated in thousands of constant Mexican pesos as of December 31, 2003)

Assets:                                                   2003           2002
                                                       -----------    ----------

Current assets:
      Cash and cash equivalents                        $    19,271          142
      Accounts receivable from related parties, net        419,445      481,521
      Other accounts receivable, net                           107          101
                                                       -----------    ---------
            Total current assets                           438,823      481,764

Accounts receivable from related parties long term       2,094,263    1,640,139
Investment in subsidiary companies                       2,115,395    1,637,854
Other assets                                                 3,627        3,858
                                                       -----------    ---------
                                                       $ 4,652,108    3,763,615
                                                       ===========    =========
Liabilities and Stockholders' equity:

Liabilities:
      Financial debt                                   $     3,393        3,238
      Other accrued expenses                                12,870       13,265
      Accounts payable to related parties                    9,656        9,978
                                                       -----------    ---------
            Total current liabilities                       25,919       26,481

Stockholders' equity:
      Capital stock                                      3,093,067    2,734,425
      Additional paid-in capital                           623,464      623,464
      Retained earnings                                  1,624,422    1,331,439
      Cumulative deferred income taxes                    (828,002)    (828,002)
      Equity restatement                                   103,656     (124,192)
      Fair value derivate financial instruments              9,582         --
                                                       -----------    ---------
            Total stockholders' equity                   4,626,189    3,737,134
                                                       -----------    ---------
                                                       $ 4,652,108    3,763,615
                                                       ===========    =========

See accompanying note and notes to consolidated financial statements.

                                       S1

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed statements of income
Years ended December 31, 2003, 2002 and 2001
(Stated in thousands of constant Mexican pesos as of December 31, 2003)

                                                   2003        2002      2001
                                                 ---------   -------    -------

Equity in results of subsidiary companies        $ 238,580    92,613    213,629
Adminitrative expenses                              (3,109)   (5,729)    (3,734)
Financial income                                    61,065    37,513     22,552
Other (expenses) income, net                        (1,830)    1,607     37,124
                                                 ---------   -------    -------
                Income before taxes                294,706   126,004    269,571
 Deferred income taxes                               1,723     3,254     17,703
                                                 ---------   -------    -------
                Net income                       $ 292,983   122,750    251,868
                                                 =========   =======    =======

See accompanying note and notes to consolidated financial statements.

                                       S2

                                                                      SCHEDULE I

GRUPO SIMEC, S.A. de C.V. (Parent Company Only)
Condensed statements of changes in financial position Years ended December 31, 2003, 2002 and 2001 (Stated in thousands of constant Mexican pesos as of December 31, 20023

                                                                      2003        2002         2001
                                                                   ---------    --------    ----------
      Net income                                                   $ 292,983     122,750       251,868
      Add charges (deduct credits) to operations not requiring
            (providing) funds:
            Equity in results of subsidiary companies               (238,580)    (92,613)     (213,629)
            Deferred income taxes                                      1,723       3,254         3,785
                                                                   ---------    --------    ----------
                Funds provided by operations                          56,126      33,391        42,024

      Changes in current assests and liabilities                      61,353    (331,672)     (148,769)
                                                                   ---------    --------    ----------
                Funds provided by (used in) operating activities     117,479    (298,281)     (106,745)

Financing activities:
      Increase in capital stock                                      358,642     290,596     1,126,638
      Additional paid-in capital                                        --          --         623,464
      Convertible debt                                                  --          --      (1,049,737)
      Exchange gain (loss)                                               279         436          (293)
      Payment of financial debt                                         --        (2,038)       (1,197)
      Decrease in debt due to restatement to constant Mexican
            pesos                                                       (124)       (204)         (297)
      Related parties                                               (454,124)      2,770      (593,172)
                                                                   ---------    --------    ----------
                Funds (used in) provided by financing activities     (95,327)    291,560       105,406
Investing activities- other noncurrent assets                         (3,023)      6,774         1,222
                                                                   ---------    --------    ----------
                Increase (decrease) in cash an cash equivalents       19,129          53          (117)

Cash and cash equivalents at beginning of year                           142          89           206
                                                                   ---------    --------    ----------
Cash and cash equivalents at end of year                           $  19,271         142            89
                                                                   =========    ========    ==========


See accompanying note and notes to consolidated financial statements.

                                       S3

                                                                      SCHEDULE I

Grupo Simec, S.A. de C.V. (Parent Company Only)
For the years ended December 31, 2003, 2002 and 2001
(Stated in thousands of constant Mexican pesos as of December 31, 2003)

1.    Organization of the company and certain other information:

      The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

      Information with respect to the Company's material contingencies and guarantees is presented in notes 9 and 14 of the consolidated financial statements.

                                       S4