Form 20-F
period 2004-12-31
GROUP SIMEC SA DE CV
filed 2005-07-13
CIK 887153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2004

Commission File Number 1-11176

GRUPO SIMEC, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

GROUP SIMEC
(Translation of Registrant’s name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization)

CALZADA LAZARO CARDENAS 601
COLONIA LA NOGALERA, GUADALAJARA,
JALISCO, MEXICO 44440
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares Series B Common Stock	American Stock Exchange American Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

        Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of the close of the period covered by the annual report.

Series B Common Stock — 133,542,984 shares
(As of December 31, 2004)

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

-i-

Presentation of Financial Information

        Grupo Simec, S.A. de C.V. (collectively with its subsidiaries, “Simec” or the “Company”) is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. The Company publishes its financial statements in Mexican pesos. Pursuant to accounting principles generally accepted in Mexico (“Mexican GAAP”), financial statement amounts for all periods in the consolidated financial statements of the Company and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos as of December 31, 2004 (pesos with purchasing power as of that date). In this Annual Report, references to “pesos” or “Ps.” are to Mexican pesos and references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps. 11.2648 to $1.00 based on the average rate of exchange announced by principal Mexican banks for same-day settlement of interbank transactions in effect on December 31, 2004 as determined by Banco de México. The noon buying rate in New York City for cable transfers payable in pesos, as certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2005 was Ps. 10.77 to $1.00.

        All references to tons in this Annual Report are to metric tons. One metric ton is equal to 1.102 short tons.

Forward Looking Statements

        This Annual Report contains certain forward-looking statements regarding the business of Simec. When used in this Annual Report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain those words. These statements, including but not limited to Simec’s statements regarding its strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond Simec’s control. Simec’s actual results could differ materially from those expressed in any forward-looking statement. In light of these risks and uncertainties there can be no assurance that forward-looking statements will prove to be accurate. Factors that might cause actual results to differ from forward-looking statements include, but are not limited to, factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap and other raw materials), the ability of Simec of operate at high capacity levels, the costs of compliance with U.S. and Mexican environmental laws, the integration of the recently acquired Mexican steel manufacturing facilities located in Apizaco and Cholula, future capital expenditures and acquisitions, future devaluations of the peso, the imposition by Mexico of foreign exchange controls and price controls, the influence of economic and market conditions in other countries on Mexican securities as well as the factors set forth in “Risk Factors” under Item 3 of this Annual Report.

PART I.

Item 1.  Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.  Offer Statistics and Expected Timetable

        Not applicable.

Item 3.  Key Information

Selected Financial Data

        The information set forth below reflects the Company’s selected historical audited consolidated financial information. The historical consolidated financial information as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 has been derived from the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2004 included elsewhere in this Annual Report and which are referred to in this Annual Report as the “Consolidated Financial Statements.” This information is qualified in its entirety by reference to the Consolidated Financial Statements, including the notes thereto, and Item 5, “Operating and Financial Review and Prospects”, included elsewhere in this Annual Report. In 2001, the Company changed its auditor from Arthur Andersen to KPMG Cárdenas, Dosal, S.C., in order to have the same auditor as its parent, Industrias CH, S.A. de C.V. (“Industrias CH”). Thus, the selected consolidated financial data for the fiscal year ended December 31, 2000 are extracted from the Company’s audited consolidated financial statements which were reported on by Arthur Andersen. The selected consolidated financial data for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 are extracted from the Company’s audited consolidated financial statements which have been reported on by KPMG Cárdenas, Dosal, S.C.

        The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Certain of the financial information set forth below is presented in accordance with U.S. GAAP. In accordance with Mexican GAAP rules on inflation accounting, the Company’s consolidated financial statements recognize the effects of inflation and restate data for prior periods in constant pesos as of December 31, 2004. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 18 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(Millions of constant December 31, 2004 pesos, except share and per ADS data)					(Millions of dollars, except share and per ADS data)
Income Statement Data:
Mexican GAAP:
Net sales	2,659	2,200	2,310	2,930	5,683	504.49
Direct cost of sales	1,757	1,477	1,546	1,925	3,303	293.21
Marginal profit	902	723	764	1,005	2,380	211.28
Indirect manufacturing,selling,
general and administrative expenses	422	362	315	296	357	31.69
Depreciation and amortization	167	153	170	192	214	19.00
Operating income (2)	313	208	279	517	1,809	160.59
Financial income (expense) (3)	(125)	5	(135)	(26)	(36)	(3.20)
Other income (expense), net (4)	(70)	70	(39)	(31)	(37)	(3.28)
Income from continuing operations
before taxes, employee profit
sharing and minority interest	118	283	105	460	1,736	154.11
Income tax expense and employee profit
sharing (5)	145	18	(24)	152	330	29.30
Income (loss) from continuing operations	(27)	265	129	308	1,406	124.81
Income from discontinued
operations	8	0	0	0	0	0
Credit (provision) for loss on
disposal of segments	(24)	0	0	0	0	0
Net income (loss)	(43)	265	129	308	1,406	124.81
Minority interest	0	0	0	0	0	0
Majority interest	(43)	265	129	308	1,406	124.81
Net income (loss) per ADS (6)	(2)	5	1	3	11	0.94
Diluted net income (loss) per ADS (6)	(1)	5	1	3	11	0.94
Weighted average shares outstanding
(000’s)(6)	20,715	54,816	99,967	119,053	132,972
Weighted average shares outstanding,
plus potential shares from
convertible debt (000’s)(6)	45,358	54,816	99,967	119,053	132,972
U.S. GAAP including effects of inflation:
Net sales	2,659	2,200	2,310	2,930	5,683	504.49
Cost of sales	1,756	1,471	1,550	1,929	3,297	292.68
Marginal profit	903	729	760	1,001	2,386	211.81
Operating income (2)	282	193	245	523	1,793	159.17
Financial income (expense) (3)	(124)	6	(135)	(26)	(36)	(3.20)
Other income (expense), net (4)	(68)	632	(72)	(31)	(4)	(0.35)
Income from continuing operations
before taxes and minority interest	90	831	38	466	1,753	155.62
Income tax expense (income) (5)	61	66	(176)	199	374	33.20
Income from continuing operations
before minority interest	29	765	214	267	1,379	122.42
Minority interest	0	0	0	0	0	0
Income from continuing operations	29	765	214	267	1,379	122.42
Income from continuing operations
per share(6)	1	14	2	2	10	0.89
Diluted net income per share (6)	1	14	2	2	10	0.89

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(Millions of constant December 31, 2004 pesos, except share and per ADS data)					(Millions of dollars, except share and per ADS data)
Income from discontinued operations	8	0	0	0	0	0
Credit (provision) for loss on disposal of segments	(24)	0	0	0	0	0
Net income	13	765	214	267	1,379	122.42
Balance Sheet Data:
Mexican GAAP:
Total assets	5,782	5,343	5,711	6,317	8,948	794.33
Long-term debt(7)	1,605	772	847	1,109	1,454	129.07
Total stockholders’ equity	1,302	3,209	3,931	4,867	6,584	584.48
U.S. GAAP including effects of inflation:
Total assets	6,457	6,256	5,988	6,246	8,819	782.88
Long-term debt(7)	2,287	772	879	1,055	1,418	125.88
Total stockholders’ equity	1,735	3,797	4,171	4,850	6,491	576.22
Other Data:
Mexican GAAP:
Capital expenditures	42	44	10	62	1,236	109.72
Depreciation and amortization from
continuing operations	163	177	187	202	214	19.00
Depreciation and amortization from
discontinued operations	4	0	0	0	0	0
Total depreciation and amortization	167	177	187	202	214	19.00

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 11.2648 per $1.00, the interbank transactions rate in effect on December 31, 2004.
(2)	Reflects different treatment of direct cost of sales, start-up costs, employee profit sharing and accrued vacation costs (until 2002) under Mexican GAAP and U.S. GAAP. See Note 18 to the Consolidated Financial Statements.
(3)	Reflects different treatment of gain from monetary position and exchange loss capitalized under Mexican GAAP and U.S. GAAP. See Note 18 to the Consolidated Financial Statements.
(4)	Includes gains on sales of assets and sales not related to production, provisions for doubtful accounts derived from changes in estimates made in prior years, expenses related to the disposal of dust at the Guadalajara facility and financial restructuring fees.
(5)	Reflects different treatment of deferred income taxes and employee profit sharing under Mexican GAAP and U.S. GAAP. See Note 18 to the Consolidated Financial Statements.
(6)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the reverse stock split described in Note 12(a) to the Consolidated Financial Statements.
(7)	Long-term debt includes amounts relating to deferred taxes.

        Exchange Rates

        Since November 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank, Banco de México, had kept the peso/U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange markets. On December 21, 1994, the Mexican government announced its decision to suspend intervention in the foreign exchange market by the Mexican Central Bank and to allow the peso to float freely against the U.S. dollar. The peso/U.S. dollar exchange rate has experienced periods of significant volatility since the peso was allowed to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not fluctuate significantly in the future.

        The following table sets forth, for the periods indicated, the high and low rate for the purchase of dollars as well as average and period end rates for each full year period indicated, expressed in nominal pesos per dollar based upon the noon buying rate. The average figures represent the average of month-end rates.

Periods	High	Low	Average	Period End
2000	9.64	9.18	9.44	9.51
2001	9.97	8.95	9.33	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15

Periods	High	Low
2004
December	11.33	11.11

2005
January	11.41	11.17
February	11.21	11.04
March	11.33	11.00
April	11.23	11.04
May	11.03	10.89
June	10.88	10.76

        On June 30, 2005, the noon buying rate was Ps. 10.77 to $1.00.

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

Risk Factors

        The following are risk factors relating to Simec and an investment in shares of its series B common stock or ADSs. The risks described below are not the only ones facing the Company. Additional risks, including those described elsewhere in this Annual Report, may impair Simec’s business operations. The Company’s business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the price of ADSs representing its series B common stock could decline and investors could lose a substantial portion of their investment.

        Information in these risk factors concerning Mexico has been included to the extent that such information is publicly available to the Company. The Company believes this information is reliable, but cannot guarantee that it is accurate.

        The Company’s results of operations are significantly influenced by the cyclical nature of steel industry.

        The steel industry is cyclical in nature and sensitive to general national and international macroeconomic conditions. Prices for Simec’s products are significantly influenced by global demand for steel as well as overall supply levels. Changes in these two factors will likely impact Simec’s operating results. Although global steel prices increased significantly during 2003 and 2004 (global steel prices have fallen significantly in the first half of 2005 over 2004 levels), decreases during 2002 and over the preceding several years have led to a decrease in the prices of Simec’s products and adversely affected its profits over those years.

        The cost of ferrous scrap, the principal raw material used in Simec’s steel operations, is subject to price fluctuations. Although Simec’s wholly-owned scrap collection and processing operations furnish a material portion of its scrap requirements, Simec must acquire the remainder of its scrap from other sources. Because increases in the prices Simec is able to charge for its finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect the operating results of Simec. In 2002, the price of scrap decreased from 2001, continuing the decrease observed in recent years. However, the price of scrap increased significantly during 2003 and 2004 (scrap prices have decreased significantly in the first half of 2005 over 2004 levels) and there can be no assurance that scrap prices will not increase further and, if so, there can be no assurance that Simec will be able to pass all or a portion of these increases on through higher finished product prices.

        Significant increases in energy costs may adversely impact Simec’s profitability.

        Energy costs constitute a significant component of Simec’s costs of operations. The Mexican government is currently the only domestic supplier of energy and has, in some cases, increased prices above international levels. Simec, like all other high volume users of electricity, pays special rates to the Comisión Federal de Electricidad for electricity. Simec also pays special rates to Pemex, the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to Simec or that these rates may not increase significantly in the future. Simec has not always been able to pass the effect of these increases on to its customers and there is no assurance that Simec will be able to pass the effect of these increases on to its customers in the future.

        The Company may not be able to successfully integrate its recently acquired steel facilities into its operations.

        In 2004, Simec acquired the property, plant and equipment and inventories of the Mexican steel manufacturing facilities of Industrias Ferricas del Norte, S.A. located in Apizaco, Tlaxcala and Cholula, Puebla. Simec has been operating these facilities since August 1, 2004. These facilities manufacture a significant amount of Simec’s total production. Simec’s future results will be subject to its ability to fully integrate the operations of its newly acquired facilities into its historic operations. Furthermore, while Simec has not yet encountered any material problems related to the assets acquired, there can be no assurance that problems will not arise in the future and that the costs associated with those problems, should they arise, will not be significant and, if so, that Simec will not ultimately have adequate recourse to the seller of those assets.

        Unanticipated problems with Simec’s manufacturing equipment and facilities could have an adverse impact on Simec’s business.

        The capacity of Simec to manufacture steel products depends on the suitable operation of its manufacturing equipment, including electric arc furnaces, strand continuous banana casters, reheating furnaces and rolling mills. Although Simec performs maintenance to its equipment on a continuous basis, breakdowns requiring significant time and/or resources to repair, as well as the occurrence of adverse events such as fires, explosions or adverse meteorological conditions, could cause temporary production interruptions which could adversely affect its results of operations.

        Simec has not obtained insurance against all risks, and does not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event Simec is not able to quickly and cost-effectively remedy problems creating any significant interruption of its manufacturing capabilities, Simec’s operations could be adversely affected. In addition, in the event any of Simec’s plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, Simec would likely suffer significant losses; furthermore, the capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect its cash flows and its profitability.

        Mexican governmental, political and economic factors may adversely impact Simec’s business.

        The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and the Company in particular, and on market conditions, prices and returns on Mexican securities, including those of the Company. The Company’s financial condition, results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico. There can be no assurance that future developments in the Mexican political, economic or social environment, over which the Company has no control, will not have a material adverse effect on the Company’s business, results of operations, financial condition or prospects or adversely affect the market price of the ADSs and the series B common stock.

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

        Simec’s controlling shareholder Industrias CH is able to exert significant influence on the business and policies of Simec and its interests may differ from those of other shareholders.

        In 2001 Industrias CH acquired a 62% interest in Simec from Simec’s predecessor parent, Group Sidek, and Industrias CH has since increased its ownership interest in Simec to approximately 85.4% at May 31, 2005. All of the current members of the board of directors of Simec were nominated and elected by Industrias CH, and Industrias CH continues to be in the position to elect directors in the future and to exercise substantial influence and control over the business and policies of the Company. It is possible that the interests of Industrias CH could differ from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is limited liquidity in Simec’s series B common stock and its ADSs.

        Simec’s financial statements are prepared in accordance with Mexican GAAP, and therefore may not be directly comparable to financial statements of other companies prepared under US GAAP or other accounting principles.

        All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 18 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP.

        Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm Simec’s ability to export its products.

        In recent years, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against the Company or the Company’s products. In the first quarter of 2002 the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003 the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. There can be no assurance that anti-dumping or countervailing duties suits will not be initiated against the Company or that the U.S. government will not impose tariffs on steel imports from Mexico or that existing tariffs on U.S. steel imports from other countries, will not be lifted in the future.

        In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that Simec produces from all countries with the exception of the those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and are currently 9%. There can be no assurances that these tariffs will not be further reduced or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to their countries.

Item 4.  Information on the Company

History and Development of the Company

        General

        Simec is a mini-mill steel producer in Mexico and manufactures a broad range of small and medium-sized structural steel products. Simec’s products are used primarily in the residential, commercial and industrial construction markets. Simec believes that most of its products are used by the small and mid-market end-users that represent a substantial portion of the Mexican non-flat steel market. Simec currently owns and operates (i) Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco, (ii) a mini-mill in Mexicali, Baja California Norte, (iii) a recently acquired mini-mill in Apizaco, Tlaxcala, and (iv) a recently acquired melt shop in Cholula, Puebla; all of these facilities are owned through Simec’s indirect wholly-owned subsidiary, Compaíia Siderúrgica de California, S.A. de C.V. (“CSC”). Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Its telephone number is 52-33-1057-5757.

        Simec’s steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. (“Sidek”), the former parent of Simec, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary — Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability.

        In December 1997, Simec completed a corporate reorganization and restructuring of its liabilities. As part of the restructuring, CSG borrowed funds under a bank credit facility established as part of the restructuring with a bank syndicate composed of Simec’s then existing bank lenders, most of which were Mexican banks. In addition, CSG issued notes offered in connection with a debt exchange offer consummated concurrently with the restructuring for the purpose of refinancing all of the then outstanding debt of Simec. Pursuant to the restructuring and subsequent transactions, approximately 99% of Simec’s consolidated debt was replaced with an equal aggregate principal amount of notes of CSG. CSG has subsequently repaid its bank debt in full and has redeemed the entire principal amount of the notes. See Item 5.

        In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH. In June 2001, Industrias CH acquired additional common shares held by certain of Simec’s bank creditors that, in connection with the transaction, converted approximately $95.4 million of bank debt ($90.2 million of principal and $5.2 million of interest) into common shares of Simec increasing its interest in Simec to approximately 82.5%. Industrias CH has subsequently increased its equity position through various conversions of debt to equity and capital contributions and at May 31, 2005, held a 85.4% interest in Simec.

        In 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industriás Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total net investment in this transaction was approximately U.S. $122 million (which amount excludes value added tax of approximately $16 million which was paid in 2004 and recouped from the Mexican government in 2005), funded with internally generated resources of Simec and capital contributions from Industrias CH of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

        Principal Capital Expenditures and Divestitures

        Simec seeks to improve its operating efficiency and increase sales of its products through capital investments in new equipment and technological improvements. In 2004, Simec spent $109.7 in capital investments ($107.5 million of which was allocable to the property, plant and equipment of the Apizaco and Cholula facilities). Projects at the Guadalajara facilities in 2004 included the addition of a reheating furnace and a new stand for the rolling mill. Projects at the Mexicali facility in 2004 included the addition of a special site for dust.

        In 2003, Simec spent $5.4 million in capital investments. Projects at the Guadalajara facility included the addition of a slitting system in order to increase production at the rolling mill. Projects at the Mexicali facility in 2003 included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. In 2002, Simec spent $0.7 million in capital investments. Projects at the Guadalajara facility included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. Projects at the Mexicali facility include improvements to the warehouse. Simec expects to invest in capital improvements at its facilities in 2005, including anticipated expenditures of $8.4 million at the Apizaco facility and $6.9 million at the Mexicali facility.

Business Overview

        Simec’s primary strategic objective is to be Mexico’s leading producer of a broad range of small- and medium-sized structural steel profiles and steel bars. Simec’s operating strategy is to maximize the flexibility of its manufacturing facilities, expand capacity, minimize production costs and continuously improve product and process quality as well as customer service. Its marketing and distribution strategy focuses on distributors serving the small and mid-market end-users who represent a substantial portion of the Mexican non-flat steel market. Simec believes that its ability to produce a wide range of products in competitively-priced small order volumes is an important means by which Simec differentiates itself from its major domestic and international competitors. Simec consummated the acquisition of the new facilities at Apizaco and Cholula to expand Simec’s geographic presence in Mexico and, as the products manufactured by those facilities and the markets they serve are similar to those of Simec’s existing operations, to improve Simec’s market position and increase its sales volumes and profitability.

        Simec’s steel production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits Simec to efficiently produce small volume orders that meet the specialized needs of its customers. Production runs, or campaigns, of Simec’s products occur on a regular cycle of four to eight weeks, minimizing customer waiting time for both standard and specialized products. In addition, because a substantial portion of each campaign has historically been devoted to firm orders or to the production of products which Simec has been able to sell in a short period after production, both Simec and its customers have been able to minimize inventory financing costs. Simec cannot assure that significant levels of firm orders or its ability to forecast which products can be sold in short periods after production will continue in the future.

        Simec operates the Guadalajara mini-mill through its indirect wholly owned subsidiary, CSC. At December 31, 2004 the Guadalajara facility’s annual installed capacity of steel billet was 350,000 tons, and its annual installed capacity of finished product was 480,000 tons. Simec operated the Guadalajara mini-mill at 92.6% capacity for billet production and 86.8% capacity for finished product production in 2004.

        Simec conducts the operations of the Mexicali mini-mill through its indirect wholly owned subsidiary, CSC. The Mexicali mini-mill commenced operations in 1993 and at December 31, 2004 had an annual installed capacity of 430,000 tons of steel billet and its annual installed capacity of finished product was 250,000 tons. Simec operated the Mexicali mini-mill at 92.3% capacity for billet production and 72.7% capacity for finished product production in 2004. Simec originally invested approximately $140 million to build the Mexicali mini-mill and has invested additional amounts in capital improvements. Simec invested an additional $0.1 million, $4.9 million and $0.1 million in capital improvements at the Mexicali facility in 2002, 2003 and 2004, respectively.

        Simec operates the Apizaco facility through its indirect wholly owned subsidiary, CSC. At December 31, 2004, the Apizaco facility’s annual installed capacity was 380,000 tons of steel billet and 300,000 tons of finished product. Simec operated the Apizaco facility at 99% capacity of steel billet and 92.6% for finished product production for the period August 1, 2004 through December 31, 2004.

        Simec operates the Cholula facility through its indirect wholly owned subsidiary, CSC. At December 31, 2004, the Cholula facility’s annual installed capacity was 180,000 tons of finished product. Simec operated the Cholula facility at 68.9% capacity for finished product production for the period August 1, 2004 through December 31, 2004.

        Products and Markets

        Simec’s rolling mills at the Guadalajara mini-mill use billet to produce I-beams, channels, angles, steel bars (round and square rods), flat bar, rebar and special products. Simec’s rolling mills at the Mexicali mini-mill use billet to produce rebar, steel bars (round and square), commercial angles (angles of less than three inches in width) and flat bar. Simec’s rolling mills at the Apizaco and Cholula mini-mill use billet to produce steel bars (round and square rods) flat bar, rebar and specialty products primarily for the automotive industry. I-beams, channels, structural angles (angles greater than three inches width) and rebar are generally sold to construction contractors, fabricators, steel service centers and manufacturers who cut, bend, shape and fabricate the steel to meet engineering or end product specifications. The construction industry uses these products primarily in the manufacture of commercial buildings and residential housing, as well as in the manufacture of a wide variety of industrial products. Round and square rods and flat bar are used to manufacture a wide variety of products, including gratings, steel floors and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Simec also manufactures cold drawn rods. These rods are used to manufacture industrial products requiring steel with special properties, such as tensile strength and flexibility. Products of this type include automobile axles, screws and bolts. Rebar is used primarily for strengthening concrete in highways, buildings and other construction applications. In 2001, the Company began production at the Guadalajara facility of additional widths of hexagonal bars, lighter channels of a width of 5 inches and wider ranges of widths of spring flat bars. In 2002 the Company began production at the Guadalajara facility of additional widths of spring flat bars and round bars-special bar quality (SBQ).

        The following table sets forth, for the years indicated, Simec’s sales volume for basic steel products. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2004.

Total Basic Steel Sales Volume(1)

	Years ended December 31, (Thousands of tons)
	2002	2003	2004
Basic Steel Products
I-Beams	85.1	83.8	76.1
Channels	57.5	50.7	58.9
Angles(2)	123.8	108.5	135.7
Steel Bars (round, square and hex rods)	149.4	174.6	189.0
Cold Drawn	17.6	17.1	15.7
Rebar	116.5	139.0	191.9
Flat Bar	53.9	45.7	91.7
Other	5.6	8.8	14.3

Total Steel Sales	609.4	628.2	773.3

(1)	Includes both domestic and export sales.
(2)	Angles include structural angles and commercial angles.

        The following table sets forth, for the years indicated, Simec’s proportionate domestic and export steel sales. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2004.

Domestic and Export Steel Sales By Region

	Domestic Sales Years ended December 31,			Exports Years ended December 31,
	2002	2003	2004	2002	2003	2004
I-Beams	98%	99%	100%	2%	1%	0%
Channels	81%	81%	80%	19%	19%	20%
Angles(1)	87%	89%	95%	13%	11%	5%
Steel Bars (round, square and hex rods)	94%	96%	91%	6%	4%	9%
Cold Drawn	95%	96%	95%	5%	4%	5%
Rebar	70%	67%	71%	30%	33%	29%
Flat Bar	86%	89%	95%	14%	11%	5%
Other	100%	100%	100%	0%	0%	0%

Total (weighted average)	91%	87%	87%	9%	13%	13%

(1)	Angles include structural angles and commercial angles.

        The following tables set forth, for the years indicated, selected operating data for Simec’s steel production facilities (the peso amounts shown below are presented in nominal pesos).

Guadalajara Mini-Mill

	Years ended December 31,
	2002		2003		2004
Steel Sales (000’s tons)		410.0		430.3		463.4
Average finished product price per ton	Ps.	3,440	Ps.	4,172	Ps.	6,911
Average scrap cost per ton		1,187.8		1,537.2		2,599.7
Average manufacturing conversion cost per ton of finished product(1)		1,184.2		1,225.8		1,299.3
Average manufacturing conversion cost per ton of billet(1)		666.5		760.8		900.3

Mexicali Mini-Mill

	Years ended December 31,
	2002		2003		2004
Steel Sales (000’s tons)		199.4		197.9		181.3
Average finished product price per ton	Ps.	2,885	Ps.	3,867	Ps.	6,589
Average scrap cost per ton		919.3		1,232.3		1,917.0
Average manufacturing conversion cost per ton of finished product(1)		1,084.1		1,161.2		1,336.0
Average manufacturing conversion cost per ton of billet(1)		683.4		732.7		803.0

Apizaco Mini-Mill and Cholula Facility

	August 1- December 31 2004
Steel Sales (000’s tons)		155.6
Average finished product price per ton	Ps.	7,687
Average scrap cost per ton		3,058.4
Average manufacturing conversion cost per ton of finished product(1)		2,097.6
Average manufacturing conversion cost per ton of billet(1)		1,403.4

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

        Production Process and Facilities

        A mini-mill uses an electric arc furnace to melt ferrous scrap, which is then cast into long, square bars called billet in a continuous casting process, all of which occurs in a melt shop. The billet is thereafter transferred to a rolling mill, reheated and rolled into finished product. In contrast, an integrated steel mill heats iron pellets and other primary materials in a blast furnace to first produce pig iron, that must be refined in a basic oxygen furnace to liquid steel, and then cast to billet and finished product. Compared to integrated steel mills, a mini-mill typically produces certain steel products more efficiently because of the lower energy requirements resulting from its smaller size and because of its use of refined ferrous scrap. In addition, mini-mills are designed to provide shorter production runs with relatively fast product changeover times, allowing for greater responsiveness to customers’ requirements. Therefore, a mini-mill can generally produce a wide range of specialty, non-commodity steel products in shorter runs and at lower cost than an integrated steel mill.

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

        Simec’s Guadalajara facilities and equipment include one improved DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2004, the Guadalajara mini-mill produced 324,013 tons of steel billet and 416,817 tons of finished product.

        In 1993, Simec began operations at its mini-mill located in Mexicali, Baja California. The mini-mill is located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles. Simec’s Mexicali facilities and equipment include one EBT DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous banana caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali mini-mill is used primarily by the Guadalajara mini-mill. In 2004 the Mexicali mini-mill produced approximately 396,776 tons of billet, of which 130,141 tons were used by the Guadalajara mini-mill, 22,865 tons were used by the Apizaco mini-mill and 41,832 tons were sold to third parties. In 2004, the Mexicali mini-mill produced 182,125 tons of finished product. The decision to locate the new mini-mill in Mexicali was based upon a number of factors, including proximity to new domestic and foreign markets, work force quality and proximity to stable sources of scrap, electricity and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities.

        Reducing freight expenses was one of Simec’s main objectives in constructing the Mexicali mini-mill. Simec’s most significant freight costs are those associated with acquiring steel scrap or billet and shipping finished product to customers. The Mexicali facility is one of the closest mini-mills to the Southern California market and has competitive freight costs for shipments of scrap to the mini-mill and shipments of finished product from the mill to customers in northern Mexico and the southwestern United States. In accordance with the North American Free Trade Agreement (“NAFTA”), the total tonnage of products that can be transported through Mexico on a single truck, is limited to 30 tons.

        In 2002, 56% of the products produced at the Mexicali mini-mill were rebar, 17% were angles, 15% were steel bars (round, square and hex rods) and the remaining 12% were other products, principally merchant bar and channels. In 2003, 63% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 14% were steel bars (round, square and hex rods) and the remaining 8% were other products, principally merchant bar and channels. In 2004, 71% of the products produced at the Mexicali mini-mill were rebar, 11% were angles, 10% were steel bars (round, square and hex rods) and the remaining 8% were other products, principally merchant bar and channels.

        Simec has operated the Apizaco facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Simec’s Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous banana caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 380,000 tons of steel billet and an annual installed capacity of finished product of 300,000 tons. From August 1, 2004 to December 31, 2004, the Apizaco mini-mill produced 156,742 tons of steel billet and 115,740 tons of finished product.

        Simec has operated the Cholula facility since August 1, 2004. Simec’s Cholula facilities and equipment include stands for a cold rolling mill and a turning machine for paling bars. This facility has an annual installed capacity of finished product of 180,000 tons. From August 1, 2004 to December 31, 2004, the Cholula facility produced 51,682 tons of finished product.

        During the August 1 through December 31, 2004 period, 23% of the products produced at the Apizaco and Cholula facilities were rebar, 23% were angles, 26% were steel bars (round, square and hex rods) and the remaining 28% were other products, principally merchant bar and channels.

        The production levels and capacity utilization rates for Simec’s melt shops and rolling mills for the years indicated are presented below. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2004.

Production Volume and Capacity Utilization

	Years ended December 31, (Tons in thousands)
Melt shops	2002	2003	2004
Steel billet production	667.4	705.9	877.5
Annual installed capacity(1)	780.0	780.0	1,160.0
Effective capacity utilization	85.6%	90.5%	93.5%
Rolling mills
Total production	586.6	598.1	766.0
Annual installed capacity(1)	730.0	730.0	1,210.0
Effective capacity utilization	80.4%	81.9%	82.4%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity at December 31 for each period. The percentage of effective capacity utilization for 2004 is determined in the case of Apizaco and Cholula facilities based on utilization over the period August 1 to December 31, 2004.

        Simec’s production for the years ended 2004, 2003 and 2002 represented an estimated 12%, 10% and 11%, respectively, of Mexican non-flat steel production, based upon production figures compiled by Canacero. The production and capacity utilization levels in 2002, 2003 and 2004 were lower than recent prior historical levels, and reflected the Company’s decision to cease production during peak hours at the Mexicali and Guadalajara mini-mills in order to save on electricity costs and to focus on the production at the Mexicali mini-mill of higher margin rather than basic commodity products.

        Simec is seeking ISO 9002 certification from British Standard Institution for its Guadalajara and Mexicali mini-mill facilities. ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. Management believes that adhering to the stringent ISO 9002 procedures not only creates efficiency in manufacturing operations, but also positions Simec to meet the exacting standards required by its customers. Simec is engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. Simec had previously received ISO 9002 certification for the Guadalajara and Mexicali facilities but was not recertified in 2003 due to noncompliance with certain operating procedures and is pursuing recertification. The new facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 16, 2004 to January 15, 2007.

        Sales and Distribution

        Simec distributes its steel products throughout Mexico and exports its steel products primarily to the United States. Simec also exports steel products in Central and South America, Canada and Europe. Simec believes that more than half of its steel products are sold to the construction sector, with the remaining amounts being sold to the manufacturing, electrical, mining and automotive industries.

        Simec’s basic domestic steel sales are made through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through Simec’s wholly owned distribution center in Guadalajara. Simec believes its distribution center is an important source of information concerning customer needs and market developments. By working through its distributors, Simec believes that it has established and can maintain market leadership with small and mid-market end-users throughout Mexico. Simec believes that its domestic customers are highly service-conscious. Simec has built upon this strategy in marketing products from the Mexicali mini-mill. In 2003 and 2004, no single customer accounted for 10% or more of Simec’s total steel sales. Simec’s management believes that it is not dependent on any single customer and that it could replace lost sales attributable to any customer given similar market conditions.

        Simec distributes its steel products in the United States primarily through independent distributors who also carry other steel companies’ product lines. Simec employs three full-time employees who are dedicated exclusively to exports.

        During 2003 and 2004, orders for Simec’s products were received on average approximately two weeks before those products were produced. Accordingly, Simec does not believe that backlog is a significant factor in its business. A substantial portion of Simec’s production is ordered by its customers prior to production. There can be no assurance that significant levels of pre-production sales orders will continue.

        Competition

        The markets in which Simec competes are highly competitive and recent weakness in the steel industry globally has heightened competition. Some of Simec’s competitors maintain larger stocks of inventory and are able to provide their products to customers faster than Simec and may be better be positioned to withstand weak market conditions and to respond more rapidly to strengthening market conditions. Simec believes that it competes in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, it competes in the domestic market based upon its responsiveness to customer delivery requirements. Simec believes that it is one of the lowest cost producers of non-flat steel products in Mexico and is also one of the lowest cost producers of non-flat steel products in the export markets in which it competes. Simec endeavors to enhance its competitive position in Mexico by working closely with its distributors and adjusting its production schedule to meet customer requirements. Through its flexible production facilities, Simec is able to respond quickly to the demand for its products. Simec also believes that the geographic locations of its various facilities throughout Mexico and large variety of products help it to maintain its competitive market position in Mexico and in the states bordering Mexico. Simec believes that its Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

        Based on information compiled by Canacero, Simec believes that it is the sole Mexican producer of 5-inch, 6-inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 82,812 tons, or 13%, and approximately 75,894 tons, or 10%, of Simec’s total finished product sales in 2003 and 2004, respectively.

        In 2004, Simec sold 181,890 tons of I-beams, channels and angles at least 3 inches in width (including the 75,894 tons of I-beams described above) which represented approximately 24% of Simec’s total finished product sales for the year. In 2003, Simec sold 184,239 tons of I-beams, channels and angles at least 3 inches in width (including the 82,812 tons of I-beams described above) which represented approximately 29% of Simec’s total finished product sales for the year. Simec believes that the domestic competitors in the market for these structural profiles are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V., Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdao, S.A. Based on information compiled by Canacero, Simec estimates that its share of domestic production of structural profiles was 64% in 2004 and 62% in 2003.

        In 2004, Simec sold 200,460 tons of steel bar (including specialty steel bars), compared to 188,840 tons in 2003. Based on information compiled by Canacero, Simec believes that its share of domestic production of steel bar was 37% in 2004 and 37% in 2003. Simec’s other major product lines are rebar and commercial profiles (angles less than 3 inches in width and flat bar), for which Simec’s share of domestic production in 2004 was 6% and 40%, respectively, compared to 5% and 19%, respectively, in 2003. Rebar and merchant bars together accounted for approximately 390,947 tons, or 46%, of Simec’s total production of finished steel products in 2004, compared to approximately 255,164 tons, or 41%, in 2003. Simec competes in the domestic market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belco Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

        Simec has been able to maintain its domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco and Cholula facilities affords Simec substantial cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico and its flexible production facility gives Simec the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its relatively close proximity to these areas reduces Simec’s freight costs.

        Exports

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

        Changes in the exchange rate between the peso and the dollar that do not fully reflect the difference in inflation rates between Mexico and the United States could adversely affect Simec’s production cost. Following a significant devaluation of the peso in 1995, and a large decrease in domestic demand for steel products, Simec commenced an aggressive export program in order to take advantage of relatively higher prices (in peso terms) of steel products and to offset the decline in domestic consumption. As a result, in 1995, Simec’s export sales were 226,825 tons, representing 37% of total basic steel sales in tons. In subsequent years, as domestic demand increased in Mexico and the relative difference (in peso terms) in steel prices between the U.S. and Mexican markets decreased, and Simec’s relative margins on exports versus domestic sales consequently decreased, Simec refocused its efforts on the domestic market. Exports declined significantly in years subsequent to 1995, although in 2003, exports were 80,744 tons, or 13% of total basic steel sales in tons sold versus 80,182 tons, or 13% of total basic steel sales in tons sold in 2002, in each case higher than in the immediately preceding years. Exports of basic steel products increased to 97,126 tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 tons in 2003.

        Raw Materials

        Ferrous scrap, electricity, ferroalloys and refractory products are the principal materials used in the manufacture of Simec’s steel products. Among these, ferrous scrap is the most important for the production of steel and accounted for approximately 59% and 52% of Simec’s direct cost of sales in 2004 and 2003, respectively. In 2004, 18,158 tons of billet was acquired from third parties. In 2003 no billet was acquired from third parties. Ferrous scrap is principally generated from automobile, industrial, naval and railroad scrap. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond the control of Simec. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

        Simec purchases raw scrap from peddlers and scrap dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at its Guadalajara, Mexicali and Apizaco facilities. Simec meets its refined ferrous scrap requirements through three sources: (i) Simec’s wholly owned scrap processing facilities, which in the aggregate provided Simec with approximately 6% and 7% of its refined scrap tonnage in 2004 and 2003, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States which in the aggregate provided Simec with approximately 64% and 30% in 2004, respectively, and approximately 63% and 30% in 2003, respectively, of its refined ferrous scrap requirements. Simec is a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions and, by primarily dealing directly with small Mexican scrap collectors, Simec believes it has been able to acquire scrap at prices lower than those in the international and domestic markets.

        Ferroalloys, electrodes and refractory products collectively accounted for approximately 11% of Simec’s direct cost of sales in 2004 and 12% in 2003. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. Simec buys most of its manganese ferroalloys from Compaíía Minera Autlán, S.A., with the remainder purchased from Electrometalúrgica de Veracruz, S.A. de C.V. and Possehl, S.A. de C.V. Simec obtains electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales, Fedmet Resources Corp. and SGL Carbon Group. Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. Simec purchases its refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V. Dolomite Franchi, Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V.

        Electricity accounted for approximately 9% of Simec’s direct cost of sales in 2004 and 13% of direct cost of sales in 2003 and is supplied by the Comisión Federal de Electricidad (“CFE”). Simec, like all other high volume users of electricity, pays special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, Simec has modified its production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on the business of Simec. From August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions. The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2005, the Mexicali facility entered into a new contract with Sempra for the period May through July 2005 and the Mexicali facility expects to enter into another agreement (with Sempra or other company) for the period August through October 2005.

        North American Free Trade Agreement

        On January 1, 1994, NAFTA became effective. NAFTA established a free trade zone among Mexico, Canada and the United States and has removed over time customs duties imposed on goods traded among the three countries, removed or relaxed many investment restrictions, liberalized trade in services, provided a specialized means for settlement of, and remedies for, trade disputes arising under NAFTA, promote trilateral regional and multilateral cooperation, and has resulted in new laws and regulations to further these goals. Certain provisions of NAFTA were phased in over a number of years. NAFTA is further intended to provide Mexican exports with permanent access to U.S. and Canadian markets. NAFTA is intended to increase foreign investment in Mexico by its elimination of certain restrictions on foreign ownership. As a result of these two factors, NAFTA is anticipated over the long term to have a favorable effect on employment, wages and economic growth in Mexico. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs on certain imported goods and protection of certain industries from foreign competition have been reduced or eliminated.

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

        Environmental Matters

        The Mexican operations of various of Simec’s subsidiaries are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment and require numerous permits, licenses and authorizations at municipal, state and federal levels. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecológico y Protección al Ambiente (the General Law of Ecological Equilibrium and Environmental Protection or the “Ecological Law”). Under the Ecological Law, rules have been promulgated concerning water pollution, air pollution, noise pollution, solid wastes and hazardous substances. In addition, the Mexican federal government has enacted regulations concerning the import and export of hazardous materials and hazardous wastes. The Mexican federal agency in charge of overseeing and enforcing compliance with the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources or “SEMARNAT”). As part of its enforcement powers, the SEMARNAT, through the Procuraduría Federal de Protección al Ambiente (the Federal Bureau of Environmental Protection or “Profepa”) can bring civil and criminal proceedings against companies that violate environmental laws and can close non-complying facilities. Simec has made significant capital investments in connection with the building of its production facilities in order to comply with requirements of municipal, state and federal authorities and to remain in compliance with its permits, licenses and authorizations. Although Simec believes that it is currently in substantial compliance with the applicable Mexican federal and state and municipal environmental laws and regulations, it is possible that changes in Mexican federal, state or municipal environmental laws or regulations, or their interpretation or enforcement, could cause Simec to have to invest additional capital to remain in compliance with future federal, state and municipal requirements.

        Simec has obtained necessary general operating licenses from the environmental authorities and the sanitation authorities, including a Soil Usage License, a Waste Water Discharge Registration and a Statement for Hazardous Waste. Simec is required to provide an environmental impact report for each project that contains the architectural designs, the environmental impact of the project and proposed measures to minimize such impact. The SEMARNAT and state environmental authorities have the right to make periodic inspections. In addition, Simec is required to provide the SEMARNAT with periodic reports regarding its compliance with the Ecological Law and the regulations thereunder. These reports require, among other things, information with respect to environmental protection controls and the disposition of industrial waste. The Apizaco and Cholula facilities had received a certification of clean industry from SEMARNAT, and are in the process of renewing this certification which has since expired.

Organizational Structure

        Simec is a subsidiary of Industrias CH, which holds an approximate 85.4% controlling interest in Simec. The following table shows Simec’s corporate structure as of May 31, 2005. The table also shows, for each company, its country of incorporation, and the approximate percentage equity ownership interest of its direct parent company shown on the table.

Name of Company	Percentage of Equity Owned	Jurisdiction of Incorporation
Grupo Simec, S.A. de C.V	—	Mexico
Administradora de Cartera de Occidente, S.A. de C.V	99.99%.	Mexico
Compaíía Siderúrgica de Guadalajara, S.A. de C.V	99.99%	Mexico
Compaíía Siderúrgica de California, S.A. de C.V	100%	Mexico
Compaíía Siderúrgica del Pacífico, S.A. de C.V	99.99%	Mexico
Administradora de Servicios de la Industria Siderúrgica ICH, S.A
de C.V	99.99%	Mexico
Procesadora Mexicali, S.A. de C.V	99.99%	Mexico
Sistemas de Transporte de Baja California, S.A. de C.V	100%	Mexico
Servicios Simec, S.A. de C.V	100%	Mexico
Undershaft Investments, N.V	100%	Netherlands Antilles
Pacific Steel, Inc.	100%	California
Industrias del Acero y del Alambre, S.A. de C.V	99.99%	Mexico

Name of Company	Percentage of Equity Owned	Jurisdiction of Incorporation
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V	100%	Mexico
Operadora de Metales, S.A. de C.V	100%	Mexico
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V	100%	Mexico
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V	100%	Mexico
Operadora de Servicios de la Industria Siderúrgica ICH , S.A. de C.V	100%	Mexico

Property, Plants and Equipment

        Simec’s principal facilities consist of a steel mini-mill in Guadalajara, Jalisco, a steel mini-mill in Mexicali, Baja California Norte, a steel mini-mill in Apizaco, Tlaxcala, and a rolling mill in Cholula, Puebla. Simec owns these facilities.

        The Company’s corporate offices are located next to the steel mini-mill in Guadalajara, Mexico. Simec also has various sales and distribution facilities throughout Mexico and scrap collection facilities in Tijuana and San Diego, California.

        For a more complete description of Simec’s principal facilities and production equipment, see ”—Production Process and Facilities” above.

Item 5. Operating and Financial Review and Prospects

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ significantly from U.S. GAAP. Note 18 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net earnings and total shareholders’ equity. Under Bulletin B-10, financial data for all periods in the Consolidated Financial Statements and throughout the Annual Report have been restated in constant pesos as of December 31, 2004. For the years ended December 31, 2002, 2003 and 2004, the National Consumer Price Index increased approximately 6%, 4% and 5%, respectively.

        Critical Accounting Policies and Estimates

        Management’s discussion and analysis of its financial condition and results of operations are based upon Simec’s financial statements, which have been prepared in accordance with Mexican GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets; liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

        Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and valuation reserve on accounts receivable. The Company evaluates periodically the adjusted values of its property, plant and equipment, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues or realizable value, as applicable, of the Company’s property, plant and equipment due to the characteristics of those assets. The class of the Company’s assets which must require complex determinations based upon assumptions and estimates relates to idle machinery.

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

        General Overview

        Simec’s steel products are generally commodities and, accordingly, its net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in Mexico and elsewhere. As a result of the significant competition in the steel industry and the commodity-like nature of Simec’s products, Simec has limited pricing power as finished product prices for the Company’s steel products are generally determined by Mexican and global steel markets, although a portion of Simec’s products are specialty products for which competition is limited as compared with Simec’s more basic products, and these specialty products generate somewhat higher margins. Simec adjusts the mix of its product output toward higher margin products to the extent it is able to do so and also adjusts its overall product levels based on the product demand and marginal profitability of doing so.

        As margins in commodity businesses are generally low, Simec focuses very closely on controlling its direct cost of sales as well as its indirect manufacturing, selling, general administrative expenses. Simec’s direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap. Scrap prices are generally determined by market supply and demand and as a result, Simec has limited ability to influence its scrap costs, as well as the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and finished product prices, although the degree and timing of this correlation varies from time to time and Simec may not always be able to fully pass along scrap and other raw material price increases to its customers. Simec’s ability to decrease its direct cost of sales as a percentage of net sales is largely dependent on its increasing productivity. Simec’s ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of Simec’s profitability.

        Simec exports a portion of its products, primarily to the United States. As a result of higher costs associated with exports, Simec adjusts export levels based on product demand and the relative profitability of doing so versus selling its products in the domestic market. During periods of relative weakness of the peso versus the dollar, exports generate higher margins as revenues are generated in dollars which translate into higher peso amounts, while a portion of Simec’s costs are peso-denominated.

        Comparison of Years Ended December 31, 2004, 2003 and 2002

        Net Sales

        Simec’s net sales were Ps. 5,683 million in 2004 (including the net sales generated since August 1, 2004 by the newly acquired plants in Apizaco and Cholula of Ps. 1,193 million), Ps. 2,930 million in 2003 and Ps. 2,310 million in 2002. This represented increases of 94% in 2004 compared to 2003 and of 27% in 2003 compared to 2002. The increase in 2004 net sales versus 2003 net sales resulted from substantially higher prices for Simec’s basic steel products, reflecting global steel price increases, primarily in the second quarter of the year and from significantly higher production levels, largely resulting from the inclusion of production by the newly acquired Apizaco and Cholula facilities. The increase in 2003 net sales versus 2002 net sales primarily resulted from higher prices for Simec’s basic steel products, reflecting global steel price increases, primarily in the second half of the year, as well as moderately higher production levels. Sales in tons of basic steel products increased 23% in 2004 to

773,297 tons (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula) from 628,243 tons in 2003, which in turn had increased 3% in 2003 from 609,408 tons in 2002. These year to year increases reflect Simec’s determination to produce at higher levels given existing demand and pricing for its products.

        Exports of basic steel products in 2004 increased 20% versus 2003 to 97,126 tons (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula). Exports of basic steel products remained substantially the same in 2003 compared to 2002, at 80,744 tons and 80,182 tons, respectively. Simec sold 41,832 tons of billet in 2004, 63,616 tons of billet in 2003 and 23,137 tons of billet in 2002. Billet sales do not contribute materially to Simec’s net sales or otherwise to its operating results.

        The average price of steel products increased 63% in real terms in 2004 versus 2003, reflecting the significant global rise in overall demand and of finished product prices in 2004. The average price of steel products increased 18% in real terms in 2003, reflecting the global increase in finished product prices in 2003.

        Direct Cost of Sales

        Simec’s direct cost of sales was Ps. 3,303 million in 2004 (including Ps. 834 million relating to the newly acquired plants in Apizaco and Cholula) Ps. 1,925 million in 2003 and Ps. 1,546 million in 2002. This represented increases of 72% in 2004 compared to 2003 and of 24% in 2003 compared to 2002. Direct cost of sales as a percentage of net sales decreased to 58% in 2004 from 66% in 2003 and 67% in 2002. Simec’s higher direct cost of sales in 2004 compared to 2003 was primarily attributable to the increased cost of raw materials and somewhat higher production levels. Simec’s higher direct cost of sales in 2003 compared to 2002 was primarily attributable to the increased cost of raw materials and higher production levels. The average cost of raw materials used to produce steel products in 2004 increased 45% from 2003, primarily as a result of increases in the price of scrap, electricity and gas. The average cost of raw materials used to produce steel products in 2003 increased 14% from 2002, primarily as a result of increases in the price of scrap, electricity and gas.

        Marginal Profit

        Simec’s marginal profit was Ps. 2,380 million in 2004 (including Ps. 359 million relating to the newly acquired plants in Apizaco and Cholula), Ps. 1,005 million in 2003 and Ps. 764 million in 2002. This represented increases of 37% in 2004 compared to 2003 and 32% in 2003 compared to 2002. As a percentage of net sales, marginal profit was 42% in 2004 compared to 34% in 2003 and 33% in 2002.

        Indirect Manufacturing, Selling, General and Administrative Expenses

        Indirect manufacturing, selling, general and administrative expenses, which include depreciation and amortization, was Ps. 571 million in 2004 (including Ps. 73 million relating to the newly acquired plants in Apizaco and Cholula), Ps. 488 million in 2003 and Ps. 485 in 2002, reflecting an increase of 17% in 2004 compared to 2003 and an increase of 0.6% in 2003 compared to 2002. The increase in these expenses in 2004 versus 2003 is primarily attributable to the newly acquired plants in Apizaco and Cholula. The relative stability of such expenses in 2003 compared to 2002 was due primarily to decreased maintenance expenses for machinery during 2003. Depreciation and amortization was Ps. 214 million in 2004 (including Ps. 25 million relating to the newly acquired plants in Apizaco and Cholula), Ps. 192 million in 2003 and Ps. 170 million in 2002. This reflected an increase of 11% in 2004 compared to 2003 and an increase of 13% in 2003 compared to 2002. The increase in 2004 compared to 2003 was due to the depreciation relating to the newly acquired plants in Apizaco and Cholula. The increase in 2003 compared to 2002 was due to the revaluation of machinery and equipment to reflect changes in the exchange rate of the peso relative to the U.S. dollar and other currencies such as the Euro.

        Operating Income

        Simec’s operating income increased 250% to Ps. 1,809 million in 2004 (including Ps. 286 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 517 million in 2003. Simec’s operating income increased 85% in 2003 from Ps. 279 million in 2002. Operating income represented 32%, 18% and 12% of net sales in 2004, 2003 and 2002, respectively.

        Financial Income (Expense)

        Simec recorded financial expense in 2004 of Ps. 36 million compared to financial expense of Ps. 26 million in 2003 and financial expense of Ps. 135 million in 2002. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position. Simec recorded an exchange gain of approximately Ps. 4 million in 2004 compared to an exchange loss of Ps. 3 million in 2003 and an exchange loss of Ps. 109 million in 2002. These exchange results reflect the 0.3% decrease in the value of the peso versus the dollar in 2004 compared to a decrease of 9% in the value of the peso versus the dollar in 2003 and a decrease of 12.8% in the value of the peso versus the dollar in 2002. The exchange gain in 2004 also reflected lower debt levels than in the prior year and the 2003 financial expense also reflected lower debt levels than in 2002 as Simec made various prepayments on its bank debt and converted loans from its parent company to equity during 2003 and 2004.

        Net interest income was Ps. 6 million in 2004 compared to Ps. 13 million of net interest expense in 2003 and Ps. 58 million of net interest expense during 2002. This reflected a lower amount of debt outstanding during 2004 compared to 2003 and in 2003 compared to 2002.

        Simec recorded a loss from monetary position of Ps. 46 million in 2004 compared to a loss from monetary position of Ps. 10 million in 2003 and a gain from monetary position of Ps. 32 million in 2002. This reflected the domestic inflation rate of 5.2% in 2004 as compared to 4% in 2003 and 5.7% in 2002 as well as lower debt levels during 2004 compared to 2003 and in 2003 as compared to 2002.

        Other Income (Expense), Net

        Simec recorded other expense, net, of Ps. 37 million in 2004. This amount reflected:

•	income from the recovery of an account recorded as a doubtful account of Ps. 14 million;
•	a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities;
•	a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment;
•	a reserve for doubtful accounts of Ps. 10 million; and
•	other expense related to other financial operations of Ps. 22 million.

        Simec recorded other expense, net, of Ps. 31 million in 2003. This amount reflected:

•	a reserve of Ps. 11 million relating to the clean-up of contaminated land at the Pacific Steel facilities;
•	a reserve of Ps. 19 million relating to the realizable value of idle machinery and equipment; and
•	other expense, net, related to other financial operations of Ps. 1 million.

        In 2002 Simec recorded other expense, net, of Ps. 39 million. This amount reflected:

•	other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million;
•	a gain of Ps. 2 million in respect of $200,000 principal amount of Simec’s MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled;

•	income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill;
•	expenses relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 22 million;
•	expenses of Ps. 2 million for fees relating to obtaining the approval of the Comisión Nacional Bancaria y de Valores to increase the capital stock of Simec;
•	a reserve of Ps. 11 million relating to the realizable value of idle machinery and equipment;
•	a reserve of Ps. 8 million relating to the clean-up of contaminated land at the Pacific Steel facilities; and
•	expenses related to other financial operations of Ps. 7 million.

        Income Tax and Employee Profit Sharing

        Simec recorded a provision of Ps. 330 million, a provision of Ps. 152 million and a positive provision of Ps. 24 million for income tax and employee profit sharing in 2004, 2003 and 2002, respectively. These amounts included an increase of Ps. 308 million in 2004 and increase of Ps. 119 million in 2003 and a decrease of Ps. 62 million in 2002, respectively, in such provisions as a result of the application of Bulletin D-4 with respect to deferred income tax, as described below.

        Net Income

        As a result of the foregoing, Simec recorded net income of Ps. 1,406 million, Ps. 308 million and Ps. 129 million in 2004, 2003 and 2002, respectively.

        Recent Pronouncements Applicable to Mexican GAAP

        In March 2004, the Mexican Institute of Public Accountants issued Bulletin B-7 “Business Acquisitions.” Bulletin B-7 is effective for fiscal years beginning after December 31, 2004, although Simec voluntarily elected to apply this bulletin for 2004. The most significant issues in Bulletin B-7 are: (a) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, thus eliminating the supplementary application of former International Accounting Standard 22, “Business Combinations;” (b) change in the accounting for goodwill, eliminating amortization and requiring that goodwill be evaluated for impairment, and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be reflected in the results of operations as a change in accounting principle; (c) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control; and (d) accounting for intangible assets acquired in a business combination, under Bulletin C-8, “Intangible Assets.”

        In January 2004, the Mexican Institute of Public Accountants, substituted and superseded former Bulletin D-3, “Labor Obligations” published in January 1993 and revised in 1998. The provisions of this Bulletin are effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005. This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations.” Also, this Bulletin eliminates the issue of unforeseen payments, and replaces it with the one relating to “Payments Upon Termination of the Labor Relationship,” defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provision of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations, or otherwise, that it be amortized over the average remaining service life of employees. The Company estimates that the adoption of this Bulletin will not have a material effect on its financial position or results of operations.

Liquidity and Capital Resources

        General

        As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of Simec’s former parent, Sidek, and Simec’s high levels of short-term indebtedness, Simec became unable to generate or borrow funds to refinance its debt or to support its operations and capital improvements. As of December 15, 1997 and immediately prior to the consummation of the Restructuring (as defined below), Simec had total outstanding indebtedness of approximately $322 million; over half of Simec’s debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

        In December 1997, the Company consummated a corporate reorganization and restructuring of its liabilities (collectively, the “Restructuring”). As part of the Restructuring, Simec’s wholly-owned subsidiary, CSG, incurred new bank debt and issued new debt securities and paid limited amounts of accrued interest on certain outstanding debt in exchange for and in an aggregate amount approximately equal to the aggregate outstanding consolidated debt of the Company at the date of consummation of the Restructuring. In exchange, CSG received equity in all of Simec’s subsidiaries and the elimination of intercompany debt owed by CSG to Simec.

        The Restructuring did not result in a reduction in the overall amount of Simec’s consolidated outstanding debt and, accordingly, following the Restructuring, Simec, through CSG, continued be highly leveraged. In 2001, subsequent to the acquisition by Industrias CH of a controlling interest in the Company, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the Restructuring (which was financed principally with borrowings from Industrias CH). In 2001, approximately $90 million of bank debt was converted to equity which was acquired by Industrias CH. In 2001, 2002, 2003 and 2004 CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which were financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which were later converted to equity. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt. At December 31, 2004, Simec’s total consolidated debt consisted of approximately $13.9 million of U.S. dollar denominated debt, including a indebtedness in respect of a letter of credit for of $13.6 million (which indebtedness was no longer outstanding at March 31, 2005) and $0.3 million of MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance.

        Liquidity; Capital Resources

        The Company is heavily dependent on cash generated from operations as its principal source of liquidity. Other sources of liquidity have included financing made available to Simec by its parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. The Company has had very limited access to and has not borrowed any material amounts from unaffiliated third parties since consummation of the Restructuring. We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including its currently anticipated capital expenditures.

        On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total net investment in this transaction was approximately U.S. $122 million (which amount excludes value added tax of $16 million which was paid in 2004 and recouped from the Mexican government in 2005), funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Approximately $107.5 million of Simec’s investment related to the acquisition of property, plant and equipment, approximately $7 million related to a technical assistance contract with the seller (which amount, other than $1.7 million relating to services to be performed in 2005 and 2006, has been paid) and the balance relates to inventories acquired.

        The Company’s principal use of cash has generally been to fund its operating activities, for debt repayments and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2004:

Principal Cash Flows

	Years ended December 31, (Millions of Constant Pesos)
	2002	2003	2004
Cash flow generated by (used in) operating activities	346	419	880
Cash flow generated by (used in) financing	(251)	30	389
Cash flow generated by (used) in investment activities	(47)	(25)	(1,305)

        Net resources provided by operating activities was Ps. 880 million in 2004 and reflected significant net income offset by increases in inventories and receivables attributable to the acquisition of the Apizaco and Cholula facilities. Net resources provided by operating activities was Ps. 419 million in 2003 and reflected the conversion of loans of Industrias CH into common shares of Simec for Ps. 194 million. Net resources provided by operating activities was Ps. 346 million in 2002.

        Net resources provided by financing activities was Ps. 389 million in 2004. This amount reflects prepayment of bank debt of $19 million, the increase in capital stock issued to minority shareholders of Ps. 24 million and a capital contribution from ICH to Simec in the amount of Ps. 221 million ($19 million) for capital stock to be issued in the second quarter of 2005. Net resources provided by financing activities was Ps. 30 million in 2003. This amount reflects the semi-annual amortization installments on the Company’s bank debt of Ps. 16 million ($1.4 million), the prepayment of Ps. 339 million ($30 million) of bank debt, the conversion into shares by Industrias CH of Ps. 194 million of loans plus accrued interest thereon, the increase of the capital stock by the minority shareholders for Ps. 20 million and the conversion into common shares of the capital contribution from Industrias CH to Simec in the amount of Ps. 163 million ($14.5 million) in 2003. Net resources used in financing activities was Ps. 251 million in 2002. This amount reflects the semi-annual amortization installments on the Company’s bank debt of Ps. 73 million ($6.7 million), the prepayment of Ps. 526 million ($48 million) of bank debt, the conversion by Industrias CH of Ps. 277 million ($25.5 million) of loans into common shares and the exercise by certain minority shareholders of their pre-emptive rights arising as a result of the conversion of Industrias CH debt to purchase capital stock for Ps. 29 million.

        Net resources used in investing activities is attributable primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories. Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,305 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities). Net resources used in investing activities was Ps. 25 million in 2003 and Ps. 47 million in 2002.

        At December 31, 2004, Simec’s total consolidated debt consisted of approximately $13.9 million of U.S. dollar denominated debt, including indebtedness in respect of a letter of credit of $13.6 million (which indebtedness was no longer outstanding at March 31, 2005) and $0.3 million of MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt.

        In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from Industrias CH for nominal consideration. Acosa’s sole asset is a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries, if any, net of expenses of collection, with respect to the defaulted receivables. Upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50% / 50% basis.

        In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps. 23.7 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

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

Contractual Obligations

The table below sets forth our significant long-term contractual obligations as of December 31, 2004:

	(Millions of Constant Pesos) Maturity
	Less than 1 year	1 - 3 years	4 - 5 years	In excess of 5 years	Total
Long-term debt obligations (MTNs)	3	0	0	0	3
Long-term contractual obligations (technical assistance)	11	8	0	0	19

        As of December 31, 2004, the Company had no material capital or finance lease obligations, operating lease obligations, purchase obligations or other contractual obligations reflected as long-term liabilities on its balance sheet.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

        The following table sets forth the names, other positions held with the Company and the year of their initial appointment to their position, of the members of Simec’s Board of Directors and their alternates as well as the Statutory Examiner and his alternate. The Statutory Examiner and his alternate are not members of the Board of Directors, See “—Board Practices—Statutory Examiner,” below.

Name	Other Position With Simec	Director Since
Directors:
Rufino Vigil González		2001
Raul Arturo Pérez Trejo		2003
Eduardo Vigil González		2001
Raúl Vigil González		2001
José Luis Rico Maciel		2001
Rodolfo García Gómez de Parada		2001
Gerardo Arturo Avendaío Guzmán		2001

Alternate Directors:
Manuel Rivero Figueroa		2003
José Luis Romero Suárez		2001
Sergio Vigil González		2001
Juan Méndez Martínez		2001
Ignacio Muriedas Prieto		2001
Jaime Vigil Sánchez Conde		2001
Sergio Villagómez Martínez		2003

Name	Other Position With Simec	Director Since
Statutory Examiners:
Humberto Valdés Mier	Statutory Examiner	2001
Enrique Mújica Rodríguez	Alternate Statutory Examiner	2005

        The following table sets forth the names of the executive officers of the Company, their current position and the year of their initial appointment to that position.

Name	Position in Simec	Position Held Since
Luis García Limón	Chief Executive Officer	1984*
José Flores Flores	Chief Financial Officer	2005
Alejandro Villa Flores	Chief Operating Officer	1999
Marcos Magaía Rodarte	Chief Sales Officer	2001

        *Represents the date as of which Mr. García Limón first held this office with the Company’s predecessor, CSG.

        Biographical Information

        Gerardo Arturo Avendaío Guzmán. Mr. Avendaío was born in 1955. He is an independent director for purposes of Mexican law and has been a member of Simec’s Board of Directors and the Audit Committee since 2001. Mr. Avendaío is an independent lawyer specializing in civil, mercantile and fiscal litigation.

        José Flores Flores. Mr. Flores was born in 1950. He is currently Simec’s Chief Financial Officer. From 2001 to 2004 he was Simec’s Chief Corporate Financial Planning Officer. From 1990 to 2001 he was Simec’s Manager of Financial Analysis and Stock Market Disclosure. Before that, Mr. Flores was the Auditor Manager of a food company from 1988 to 1990, the Controller Manager of Grupo Situr, Holding Company of Hotels, a subsidiary of Grupo Sidek from 1986 to 1988, and Auditor Manager of Simec from 1983 to 1986.

        Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of Simec’s Board of Directors since April 2, 2001 and is an independent director for purposes of Mexican law. He has also been General Tax Adviser to the Company since 1978 and is a member of the board of directors of a group of self-service stores and restaurants since 1990.

        Luis García Limón. Mr. García was born in 1944. He is currently Simec’s Chief Executive Officer. From 1982 to 1990 he was General Director of CSG, from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was General Manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the Director of Electrical Installation of a construction company.

        Marcos Magaía Rodarte. Mr. Magaía was born in 1965. He is currently Simec’s Marketing and Sales Director. Before holding this position, Mr. Magaía was Domestic Sales Manager of CSG from 1997 to 2001, Sales Manager for the western region of CSG from 1994 to 1996, Sales Manager of Metálica las Torres, a subsidiary of Simec from 1992 to 1994 and Salesman of CSG, from 1990 to 1992. Before working with Simec, Mr. Magaía worked for a bank as Executive Promoter of Sales.

        Enrique Mújica Rodríguez. Mr. Mújica was born in 1966. He is the audit partner in charge of BDO’s Guadalajara office and is currently Simec’s alternate statutory examiner. Mr. Mújica has served as auditor of companies such as Philips Lighting de México, Cemex, Group Emerson, Tequila Cuervo and Hoteles Marriot.

        Raul Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of Simec’s Board of Directors and Audit Committee since April 2003, and is an independent director for purposes of Mexican law. Mr. Pérez has also served since 1992 as the Chief Financial Officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

        José Luis Rico Maciel. Mr. Rico was born in 1926. He has been a member of Simec’s Board of Directors since April 2, 2001 and is an independent director for purposes of Mexican law. He also serves as Corporate Legal and Tax Director to the Company and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

        Humberto Valdés Mier. Mr. Valdés was born in 1949. Mr. Valdés is a public accountant and is currently Simec’s statutory examiner and is the partner in charge of BDO’s Guadalajara office. He is currently member of several domestic boards of directors. Mr. Valdés has key experience with multinational companies, such as Grupo Sidek, Grupo Arancia, Productos de Trigo, Borg Warner de México, Grupo Almería, Industrias Salver, and Grupo Holiday Inn Occidente.

        Eduardo Vigil González. Mr. Vigil was born in 1957. He is currently a member of Simec’s Board of Directors. Mr. Vigil has been a member of the Board of Directors since April 2, 2001. Since 1976, Mr. Vigil has been chief executive officer of a welded pipe corporation. Mr. Vigil is a brother of Rufino Vigil González and Raúl Vigil González.

        Raúl Vigil González. Mr. Vigil was born in 1961. He has been a member of the Board of Directors since April 2, 2001. Since 1992 he has been chief executive officer of a steel company. In addition, he has also been general manager of a steel distribution company. Mr. Vigil is a brother of Rufino Vigil González and Eduardo Vigil González.

        Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the Chairman of Simec’s Board of Directors. Mr. Vigil has been a member of the Board of Directors since April 2, 2001. Since 1973, Mr. Vigil has been chief executive officer of a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. Mr. Vigil is a brother of Eduardo Vigil González and Raúl Vigil González.

        Alejandro Villa Flores. Mr. Villa was born in 1964. He is currently Simec’s Chief Operating Officer. From 1998 to 2000 he was Operation Manager of CSG, from 1996 to 1998 he was Quality Assurance Manager of CSG and from 1993 to 1996 he was Quality Assurance Manager of CSC. Prior to working with Simec, Mr. Villa worked for a steel company as a quality assurance chief from 1989 to 1990 and process engineer from 1987 to 1989.

Compensation

        The remuneration paid by the Company during 2004 to all Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner and Executive Officers, including the Secretary and the Assistant Secretary of the Board of Directors, was approximately Ps. 15.1 million. In 2004, no fees were paid to Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner, the Secretary and the Assistant Secretary for attendance at each meeting of the Board.

Board Practices

        Simec’s bylaws provide that the Board of Directors will consist of a maximum of nine but not less than six members. Directors are elected to one-year terms and remain in their position until newly elected members replace them. All of the current Directors were elected at the annual general shareholders meeting on April 29, 2005 and will serve in such position until the next annual general shareholders meeting. According to Mexican law the participation of foreigners on the board of directors of a Mexican company may not exceed the percentage of participation of foreign investment in the capital stock of such company.

        Minority holders of series L common shares, if any, representing at least 10% of Simec’s capital stock, have the right to appoint a minority Director and its alternate under the Ley del Mercado de Valores (the “Mexican Securities Market Law”). However, if no minority Director is appointed, the holders of Series L Common Shares, if any, would have the right to appoint two Directors and two alternates. Directors are entitled to indemnification for certain liabilities under the Mexican Securities Market Law.

        Simec’s Directors are classified as:

•	Independent Directors. At least 25% of the Company’s Directors must be independent, as defined under Simec’s by-laws. Independent Directors are those directors who are elected solely upon the basis of merit and professional experience and who are not included in any of the following categories:

a)	Executives and employees of the Company during the year in which they are to serve as a Director or in the year immediately prior thereto;

b)	Controlling shareholders of the Company;

c)	Consultants or advisors of the Company, or their employees, whose revenues derived from the Company represented more than 10% of their total revenues.

d)	Directors, executives, management or employees of Simec’s customers and suppliers whose revenues derived from Simec constitute more than 10% of their aggregate purchases or sales, respectively, with the Simec group companies.

e)	Directors, executives, management and employees of Simec’s debtors or creditors if the aggregate amount owed to or from Simec represents more than 15% of the total assets as shown on the financial statements of such debtor or creditor.

f)	Directors and employees of any institutions which receive donations from Simec if such donation represents more than 15% of the total donations received by such institution.

g)	Executives and management of any company the directors of which include persons who are also executives and managers of Simec.

h)	Relatives of the persons included in (a) through (g) above.

•	Controlling Directors. Controlling Directors are those who are material shareholders of the Company. The combined number of controlling and independent directors must represent at least 40% of the total number of Directors; and
•	Related Directors. Related Directors are those who are neither independent nor material shareholders.

        Our board of directors adopted a code of ethics in December 2002. For more information regarding our code of ethics, see Item 16B of this Annual Report.

        Audit Committee

        Simec’s by-laws provide that an audit committee will assist the Company’s Board of Directors on certain matters determined by the general shareholders’ meeting. The by-laws also provide that the audit committee will have the number of members determined by the general shareholders’ meeting, which may not be less than three, all of whom shall be elected from among the Company’s independent directors, as defined above. The current audit committee members are Raul Arturo Pérez Trejo, Gerardo Arturo Avendaío Guzmán and Rodolfo García Gómez de Parada.

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

        Statutory Examiner

        Under Mexican law, the statutory examiners report to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to shareholders by the Board of Directors and generally review the affairs of the Company. The statutory examiners are also authorized to:

•	call ordinary general meetings or extraordinary general meetings of shareholders;

•	place items on the agenda for general meetings of shareholders and meetings of the Board of Directors; and
•	attend general meetings of shareholders and meetings of the Board of Directors (without the right to vote).

        In accordance with Simec’s by-laws, as currently in effect, the number of statutory examiners is fixed at one proprietary and one alternate examiner, which shall be appointed by the vote of Simec shares representing a majority of shareholders present at a general ordinary shareholders’ meeting. Once elected, statutory examiners remain in their position until newly elected statutory examiners replace them. The statutory examiner must be a different person than the person who executes the auditors report on the Company’s financial statements.

Employees

        At December 31, 2004, Simec had 2,018 employees (of whom 781 were employed at the Apizaco and Cholula facilities), compared to 1,288 employees at December 31, 2003 and 1,333 employees at December 31, 2002. Approximately 59% of the labor force of all subsidiaries of Simec, direct or indirect, are unionized. Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance and market rates. Salaries and benefits of Simec’s operating subsidiaries’ unionized employees are fixed annually by union contracts. Simec’s management believes that its relations with employees are satisfactory within all of its divisions, and there has been no strike or work stoppage since the commencement of its operations in late 1969. Simec considers employee training a priority and, as a result, has implemented programs in the professional and technical areas of each division.

Share Ownership

        As of April 29, 2005, based on information available to Simec, it believes the officers and directors of Simec own no shares of series B common stock. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of the members of our board of directors or our executive officers holds any options to purchase common shares or preferred shares.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

        As of December 31, 2004, Simec had 133,542,984 shares of series B common stock outstanding.

        On March 29, 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, In addition, Industrias CH acquired additional common shares from certain of Simec’s bank creditors. In August 2001, Industrias CH converted approximately $69.5 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.60 per ADS. In June 2002, Industrias CH converted approximately $24.6 million of loans to Simec into common shares of Simec at a conversion price equivalent to U.S. $1.51 per ADS. In March 2003, Industrias CH converted approximately $16.1 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.35 per ADS. In November 2003, Industrias CH converted into common shares of Simec the $14.5 million capital contribution to Simec made in May 2003 at a conversion price equivalent to U.S. $1.41 (Ps. 14.588) per ADS. As a result, Industrias CH currently holds an approximate 85.4% interest in Grupo Simec.

        The current members of the Board of Directors of the Company were nominated and elected to such position at the 2005 General Ordinary Shareholders’ Meeting as proposed by Industrias CH. It is expected that Industrias CH will be in a position to continue to elect the majority of the Directors of the Company and to exercise substantial influence and control over the business and policies of the Company and to influence the Company to enter into transactions with Industrias CH and affiliated companies. However, the by-laws of the Company provide that at least two of its Directors must be independent of the Company and its affiliates and the Board of Directors of the Company has passed a resolution requiring the approval of two independent Directors for certain transactions between the Company and its affiliates which are not subsidiaries of the Company. Furthermore, under the laws of

Mexico, any shareholder or group of shareholders is entitled to elect one member of the Board of Directors for each full 10% of the capital stock of the Company that it owns. In addition, under the laws of Mexico, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder’s benefit. Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof. In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

Related Party Transactions

        In 1992, the Company sold Ferrometal de Baja California, S.A. de C.V. (“Ferrometal”), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis González Melo (a former director of the Company) and an executive officer of Ferrometal. The purchase price of $2.9 million was determined based upon arms-length negotiations. The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum. In 1995, Simec entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995 and the entire principal amount was to be paid no later than December 31, 1996. The executive officer of Ferrometal timely paid his obligations. Mr. González owed approximately Ps. 10 million in historic pesos at December 31, 2002. Simec obtained favorable judgments against him in February 2002, June 2002 and February 2003. This proceeding is not completed, however, and Simec is not yet entitled to execute on its judgment. The Company has established a reserve equal to 100% of the amount owed by Mr. González. In January 2004 Simec and Mr. González’ successors entered into an agreement to pay $1.3 million to Simec. In 2004 the successors of Mr. González paid Simec a total of $1.3 million.

        Simec has borrowed various amounts from Industrias CH, primarily to finance debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity, and has also received various capital contributions from Industrias CH. See Item 5 and “—Major Shareholders”. Simec from time to time sells steel products, primarily billet, to Industrias CH and its affiliates. In 2003, these sales totaled Ps. 182 million and in 2004 these sales totaled Ps. 125 million. In addition, in 2003 Simec purchased Ps. 13 million of steel products from Industrias CH and its affiliates and in 2004 Simec purchased Ps. 11 million of steel products from Industrias CH and its affiliates. Prices were negotiated on an arms-length basis.

        In 1993, the Company’s Board of Directors adopted a resolution requiring that any extension or provision of credit or financing or the like to or for the benefit of any affiliate of the Company be on an arms-length basis on commercially reasonable terms and be approved by two of the Company’s independent Directors and may not be amended, modified or rescinded without the approval of two independent Directors. This resolution may be enforced by any holder of the Company’s Common Stock.

Item 8.  Financial Information

Consolidated Statements and Other Financial Information

        See Item 18 - “Financial Statements” and “Index to Financial Statements.”

Dividends

        Since the consummation of the initial public offering of series B common stock in 1993, the Company has not declared any dividends.

Significant Changes

        See Item 5.

Legal Proceedings

        There are currently no material legal or administrative proceedings pending in Mexico against Simec or any of its subsidiaries which are expected to have a material adverse effect on Simec’s financial condition or results of operations, or are expected to result in material capital expenditures or materially adversely affect Simec’s competitive position.

        Certain subsidiaries of Simec that conduct operations in the United States are subject to U.S. federal, state and local regulation, particularly environmental regulations. In 1989 Pacific Steel, Inc. (“Pacific Steel”), a subsidiary based in San Diego, California, was required by the California Regional Water Control Board, San Diego Region (the “Regional Board”) to sample the soil beneath the former storage site of the automobile shredder waste generated by Pacific Steel’s prior scrap processing operations and submit the results to the Regional Board, which it did. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel’s clean up alternatives. Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes its liability will be between $0.8 million and $1.7 million with respect to the remediation of this site based upon present volume assumptions, exclusive of any contribution from third parties or insurance coverage with respect to all or a portion of its remedial costs to which it may be entitled. Simec maintains a reserve of approximately $1.7 million (Ps. 19.1 million) with respect to this matter. There can be no assurance that the Regional Board or any other interested third party will not object to the recommended remediation alternative. Pacific Steel has discontinued processing scrap in San Diego, but continues to collect raw scrap in San Diego for transportation to Mexicali for processing. See Notes 1(d) and 15 to the Consolidated Financial Statements.

        In September 2002, the California Department of Toxic Substances Control (the “California TSC”) issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance alleging that certain soil management and metal recovery operations at one of Pacific Steel’s sites may cause imminent and substantial endangerment to human health and the environment and in 2004 issued a Complaint Investigation Report. In 2004, Pacific Steel and the California TSC entered into a Final Judgment and Injunction Pursuant to Stipulation requiring Pacific Steel to make an aggregate payment of $235,000 and to undertake certain corrective action. Pacific Steel has to date paid half of the amounts agreed to, as required, retained consultants and work has commenced on the corrective action. Additionally, the Community Development Commission of National City, California (the “CDC”) has announced that it intends to purchase, at market value less the cost of remediation and costs incurred, 3.86 acres of the site for redevelopment. Consequently, Pacific Steel recorded its land at realizable value based on an independent appraisal, resulting in a Ps. 21.7 million decrease in the value of the land and a charge to income in the same amount.

        There are currently no other material legal or administrative proceedings pending against Simec or any of its subsidiaries with respect to any environmental matter in Mexico, and management does not believe that continued compliance with the Ecological Law or existing Mexican state or municipal environmental laws will have a material adverse effect on Simec’s financial condition or results of operations, result in material capital expenditures or have a material adverse effect on Simec’s competitive position. Simec is a party to certain legal proceedings involving local taxing authorities. See Note 15 to the Consolidated Financial Statements.

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

	Mexican Stock Exchange		American Stock Exchange
	High	Low	High	Low
2000	2.50	1.15	5.00	1.88
2001	1.25	0.52	2.50	0.81
2002	0.89	0.50	1.75	0.80
2003	37.50	10.20	5.34	0.85
2004	95.99	22.40	8.75	2.10

2003
First Quarter	11.00	10.20	1.60	0.85
Second Quarter	12.50	12.40	1.40	1.25
Third Quarter	15.39	10.30	1.60	1.01
Fourth Quarter	37.50	14.00	5.34	1.10

2004
First Quarter	39.99	22.40	4.60	2.10
Second Quarter	40.00	28.50	3.94	2.20
Third Quarter	45.00	33.50	4.06	2.76
Fourth Quarter	95.99	40.00	8.75	3.36

2004
December	95.99	56.90	8.75	4.44

2005
January	90.00	58.00	8.70	5.11
February	95.00	73.00	8.68	6.35
March	85.00	49.99	7.54	4.24
April	54.00	43.20	4.80	3.70
May	48.00	40.75	4.34	3.63
June	47.05	41.00	4.37	3.69

On February 20, 2003 the Company effected a 1 for 20 reverse stock split.

Markets

        The series B common stock is listed on the Mexican Stock Exchange and ADSs, each representing 1 share of series B common stock, are listed on the American Stock Exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York, as Depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs.

Item 10.  Additional Information

Memorandum and Articles of Association

        Set forth below is a brief summary of certain significant provisions of Simec’s by-laws and Mexican law. This description does not purport to be complete and is qualified by reference to Simec’s by-laws, which have been filed as an exhibit to this annual report. For a description of the provisions of Simec’s by-laws relating to the Board of Directors, audit committee and statutory auditors, see Item 6. “Directors, Senior Management and Employees”.

        Organization, Register and Purpose

        Simec is a sociedad anónima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles), and is registered with the Public Registry of Commerce of Guadalajara, Jalisco.

        Simec’s main purpose, as described in section 1 of its by-laws (estatutos), is to promote, organize and manage any type of commercial or non-profit corporations. Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440.

        Share Capital

        Simec’s capital stock is divided into series B and series L common stock. Prior to June 2002, the Company’s capital stock also included series A shares. On June 5, 2002, all shares of series A common stock were converted to shares of series B common stock on a one-for-one basis.

        Series L common stock may never represent more than 25% of Simec’s outstanding capital stock. At December 31, 2004, series B common stock represented 100% of Simec’s capital stock, and no series L common stock has been issued. At December 31, 2004, the Company’s total share capital was Ps. 3,277,430 thousand, represented by a fixed portion of Ps. 1,039,124 thousand, and a variable portion of Ps. 2,238,216 thousand. On February 20, 2003, the Company effected a 1 for 20 reverse stock split.

        The variable portion of the capital stock may never exceed ten times the amount represented by the fixed portion. The fixed portion of Simec’s capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting. The variable portion of the Company’s capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders’ meeting. Any increases or decreases in the Company’s capital stock must be recorded in the Company’s registry of capital variations.

        Voting Rights

        Each series B common share entitles its holder to one vote at any meeting of Simec’s shareholders. Each series L common share entitles its holder to one vote at any meeting at which holders of series L common shares are entitled to vote. Holders of series L common shares are entitled to vote only to elect one member of Simec’s board of directors and the corresponding alternate director and on the following matters:

•	transformation of Simec from one type of company to another;
•	extension of Simec’s corporate existence;
•	any merger or corporate split in which Simec is not the surviving entity;
•	dissolution or liquidation of Simec;
•	cancellation of the registration of Simec’s shares with the National Registry of Securities and Intermediaries; and

•	any action that would prejudice the rights of holders of series L common shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of both a majority of all outstanding series L shares and a majority of the series B common shares voting together.

        Shareholders may vote by proxy duly appointed in writing. Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination of whether an action requires a class vote on these grounds would initially be made by Simec’s board of directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

        The holders of common stock of any series have equal pecuniary rights and obligations, including appraisal rights. See “—Other Provisions.”

        Shareholders’ Meetings

        General shareholders’ meetings can be ordinary or extraordinary. Shareholders’ meetings may be called by:

Simec’s Board of Directors or the statutory auditors;

shareholders representing at least 10% of the then outstanding shares of Simec’s capital stock by requesting the Company’s Board of Directors or the statutory auditors to call a meeting;

any shareholder if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporation law have not been dealt with; or

a Mexican court in the event that Simec’s board of directors or the statutory auditors do not comply with the valid request of the shareholders indicated above.

        Notice of shareholders’ meetings must be published in the official gazette for the state of Jalisco, Mexico or any major newspaper located in the City of Guadalajara, Jalisco, México. The notice must be published at least 15 days prior to the date of any shareholders’ meeting, unless the meeting is qualified as urgent by Simec’s Board of Directors, in which case the notice may be published at least five days in advance. Meetings called to approve the Company’s annual report or financial statements may not be qualified as urgent. Publication of a notice is not required if shareholders representing 100% of Simec’s capital stock attend a meeting.

        An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of Simec’s fiscal years to consider:

•	the annual report of Simec’s Board of Directors, including the Company’s financial statements for the preceding fiscal year;
•	the annual report of the audit committee.
•	the annual report of the statutory examiners.
•	the election of Simec’s Directors, members of the audit committee and statutory examiners and set their compensation; and
•	determine the allocation of Simec’s profits, if any, of the preceding year, including the payment of dividends.

        In addition, general ordinary shareholders’ meetings must approve the following matters:

the sale of shares of one of Simec’s subsidiaries, if the sale value exceeds, in the aggregate, 20% of the Company’s stockholders’ equity as set forth in its most recent balance sheet;

the purchase of shares of a company, if the purchase value exceeds, in the aggregate, 20% of Simec’s stockholders equity as set forth in its most recent balance sheet; and

the exercise of withdrawal rights regarding stock of a subsidiary, if the exercise value, in the aggregate, exceeds 20% of Simec’s stockholders’ equity as set forth in its most recent balance sheet.

        At the annual general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of Simec’s outstanding voting stock has the right to appoint one regular and one alternate director in addition to the directors elected by the majority. The alternate director appointed by the minority holders may only substitute for the director appointed by that minority.

        Extraordinary shareholders’ meetings may be called at any time to deal with any of the matters specified by Article 182 of the Mexican corporation law, which include, among other things:

•	extending Simec’s corporate existence;
•	Simec’s early dissolution;
•	increasing or reducing Simec’s fixed capital stock;
•	changing Simec’s corporate purpose;
•	changing Simec’s country of incorporation;
•	changing Simec’s capital structure;
•	a proposed merger;
•	issuing preferred shares;
•	any redemption by the Company of its own shares and the issuance of preferred shares;
•	any other amendment to Simec’s articles of association (including amendments to the rights of Simec’s shareholders); and
•	any other matter for which a special quorum is required by law or by Simec’s articles of association.

        The foregoing matters may only be dealt with at extraordinary shareholders’ meetings.

        In order to vote at a meeting of shareholders, shareholders must deposit prior to that meeting the certificates representing their shares with the secretary of Simec’s Board of Directors, a Mexican credit institution or S.D. Indeval, S.A. de C.V. (“Indeval”).

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

•	quorum and voting requirements for extraordinary general meetings of shareholders;
•	calling requirements for general meetings of shareholders;
•	the composition of the Simec’s Board of Directors;
•	the transformation of Simec from one type of company to another;
•	any merger or corporate split in which Simec is not the surviving entity;
•	the capital structure of the Company, excluding capital increases and decreases in the variable portion of the Company’s capital stock;
•	the rights of series L shares; and
•	the cancellation of the registration of Simec’s shares with the Registro Nacional de Valores e Intermediarios.

        Under Mexican law, holders of at least 33% of Simec’s outstanding capital stock entitled to vote on a particular matter may seek to have any shareholder action with respect to that matter suspended, by filing a complaint with a court of law within 15 days after the close of the meeting at which that action was taken and showing that the challenged action violates Mexican law or Simec’s articles of association. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

        Under Mexican law, an action for civil liabilities against directors may be initiated by a resolution of the general ordinary shareholders’ meeting. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, series B shareholders representing not less than 15% of the outstanding shares may directly exercise that action against the directors; provided that:

those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

the claim covers all of the damage alleged to have been caused to Simec and not merely the damage suffered by the plaintiffs.

        Any recovery of damage with respect to these actions will be for the benefit of Simec and not that of the shareholders bringing the action.

        Preemptive Rights

        In the event of an increase in the capital stock of the Company, its shareholders will have preemptive rights to subscribe a sufficient number of new shares to maintain the shareholder’s existing proportionate holdings, except in the case of shares issued (i) in connection with mergers, (ii) for the conversion of convertible debentures or (iii) for the resale of shares maintained in the Company’s treasury as a result of repurchase of shares conducted on the Mexican Stock Exchange. In accordance with the Mexican Securities Market Law, shareholders who do not attend the general extraordinary shareholders meeting at which a resolution is passed waiving preemptive rights in connection with the issuance of new shares for placement in a public offering are bound by such waiver.

        Under Mexican Law, preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Periódico Oficial del Estado de Jalisco (the “Official Gazette”). Preemptive rights cannot be waived in advance and cannot be traded separately from the corresponding shares that give rise to such right. Holders of ADSs may exercise preemptive rights in limited circumstances. See Item 12 “Description of Securities Other than Equity Securities—Description of American Depositary Receipts—Dividends, Other Distributions and Rights.” If a holder of series B common stock or ADSs were unable or unwilling to exercise its preemptive rights in connection with such a capital increase, such holder’s proportionate share of dividends and other distributions and voting rights would decline. In addition, depending on the series of common stock increased and the pattern in which preemptive rights were exercised, such a capital increase might increase or reduce the portion of the Company’s capital stock represented by series B common stock and ADSs or increase or reduce the proportionate voting rights of such holder.

        Redemption

        Any holder of shares is entitled to have those shares redeemed at that holder’s option, but solely to the extent that redemption does not reduce Simec’s aggregate capital below the amount of the minimum fixed capital, for a price equal to the lower of:

•	95% of the average market value of those shares on the Mexican Stock Exchange obtained for a period of 30 trading days preceding the date on which the exercise of the redemption option is effective;
•	and the book value of those shares at the end of the fiscal year that includes the date that shareholder exercises its option to have its shares redeemed as set forth in Simec’s annual financial statements approved at the ordinary meeting of the shareholders.

        If a shareholder exercises its redemption option during the first three quarters of a fiscal year, that exercise is effective at the end of that fiscal year, but if a shareholder exercises its redemption option during the fourth quarter, that exercise is effective at the end of the next succeeding fiscal year. The redemption price is payable as of the day following the annual ordinary meeting of shareholders at which the relevant annual financial statements were approved. In the event Simec receives redemption notices simultaneously which, in the aggregate, would reduce Simec’s capital to below the amount of the minimum fixed capital, then those redemptions will be effected on a pro rata basis.

        Purchase of Common Stock by the Company

        According to the bylaws, Simec may repurchase its shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, Simec’s capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing the Company’s outstanding capital stock by the number of shares outstanding immediately prior to such repurchase). If the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales of such shares on the Mexican Stock Exchange or cancellation. Simec’s capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which Simec owns such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

        Companies or other entities controlled by Simec may not purchase shares of Simec’s capital stock or of the capital stock of companies or entities which are Simec’s shareholders.

        Registration and Transfer

        Simec’s common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Simec’s shareholders may hold their shares in the form of physical certificates or through institutions that have certificates deposited with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. The Company maintains a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval indicating ownership are recognized as Simec shareholders. ADR holders, as such, will not be holders of record of the series B common stock. For a discussion of the availability of registered shares to ADR holders, see Item 12 “Description of Securities Other than Equity Securities—Description of American Depositary Receipts—Deposits and Withdrawals of Shares of Series B Common Stock.”

        Dividends

        At the annual general ordinary shareholders’ meeting, the board of directors submits Simec’s financial statements for the previous fiscal year, together with a report on them by the Company’s board of directors, to the holders of series B common stock for approval. Under Simec’s by-laws and Mexican law, Simec’s annual net income, based upon the Company’s audited financial statements prepared in accordance with Mexican GAAP, is applied by Simec’s shareholders as follows: (i) five percent of the Company’s net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of Simec’s then current capital stock (which level, as of December 31, 2004, was approximately Ps. 3,277 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of Simec’s shareholders and may be distributed as dividends. All shares of common stock that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Cash dividends on common stock held through Indeval will be distributed by the Company through Indeval. Any cash dividends on common stock evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

        To the extent that the Company declares and pays dividends on its common stock, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B common stock underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the Depositary in pesos, and, except as otherwise described under Item 12 “Description of Securities Other than Equity Securities—Description of ADSs—Dividends, Other Distribution and Rights,” will be converted by the Depositary into dollars and paid to the owners net of currency expenses and applicable fees.

        A shareholder’s entitlement to uncollected dividends lapses within five years following the stated payment date, in favor of the Company.

        Liquidation

        In the event the Company is liquidated, the surplus assets remaining after payment of all Simec’s creditors will be divided among the Company’s shareholders in proportion to the respective shares held by them. Shares that are only partially paid will participate in the distribution in the proportion that they were paid. The general extraordinary shareholders’ meeting at which the liquidation resolution is made, will appoint one or more liquidators to wind up the Company’s affairs.

        Foreign Investment

        Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors is regulated by the 1993 Foreign Investment Law and the 1998 Regulations thereunder. The Ministry of the Economy and the

National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

        Pursuant to the Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry. In accordance with Simec’s by-laws, shares of all series of the Company’s common stock can be acquired and held by Mexican and non-Mexican nationals. Simec has registered any foreign owner of its shares, and the depositary with respect to the ADSs representing Simec’s shares, with the Registro Nacional de Inversión Extranjera (the National Registry of Foreign Investment).

        Directors’ and Shareholders’ Conflict of Interest

        Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting on that transaction at the relevant shareholders’ meeting. A shareholder who votes on a transaction in which its interest conflicts with the Company’s interests may be liable for damages in the event the relevant transaction would not have been approved without that shareholder’s vote.

        Under Mexican law, any director who has a conflict of interest with Simec in any transaction must disclose that fact to the other directors and abstain from voting. Any director who violates those provisions will be liable for damages. Additionally, Simec’s directors and statutory auditors may not represent shareholders in the shareholders’ meetings.

        Other Provisions

        Appraisal Rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of corporate organization to another, the Mexican corporation law provides that any shareholder entitled to vote on that change that has voted against it may withdraw from the Company and receive the book value (as set forth in the latest balance sheet approved at a general ordinary shareholders’ meeting) attributable to its shares, provided that it exercises that right within 15 days following the adjournment of the meeting at which the change was approved.

        Forfeiture of Shares. As required by Mexican law, Simec’s bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Simec. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons or entities.

        Duration. Simec’s existence under the bylaws is 99 years from the date of registration with the Public Registry of Commerce, extending through 2089.

        Tender Offer in the Event of Delisting. Simec’s by-laws provide that in the event the Company decides to cancel the registration of the series B common stock with the Registro Nacional de Valores e Intermediarios (“RNVI”) or if the CNBV requires such cancellation, the controlling shareholders must make a tender offer to purchase the series B common at the higher of (i) the average of the price at which transactions have been conducted in the series B common stock on the Mexican Stock Exchange during the 30 days prior to the date on which the tender offer is made or (ii) the book value of the series B common stock determined pursuant to the latest quarterly financial information of the Company filed with the CNBV and the Mexican Stock Exchange. However, a different basis may be used to determine the purchase price, if approved by shareholders representing at least 95% of the Company’s capital stock, with the prior consent of the CNBV.

        The controlling shareholders will not be obligated to make the tender offer in the event that all the shareholders consent to the cancellation of the registration of the series B common stock.

Exchange Controls

        Ownership by non-Mexicans of shares of Mexican companies is regulated by the Ley de Inversión Extranjera (the “Foreign Investment Law”) and the regulations set forth in the Reglamento de la Ley para Promover la Inversión Mexicana y Regular la Inversión Extranjera (the “Foreign Investment Regulations”). The Secretaría de Economía (the “Ministry of the Economy”) and the Comisión Nacional de Inversión Extranjera (the “National Foreign Investment Commission”) are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In accordance with recent changes to the Foreign Investment Regulations, up to 100% of the capital stock of Mexican companies in the steel industry may be acquired and held by non-Mexicans.

        As required by Mexican law, the corporate charter of the Company provides that “current or future foreign shareholders formally bind themselves with the Ministry of Foreign Relations to consider themselves as Mexican with respect to the shares of the Company which they acquire or hold, as well as to the property, rights, concessions, participations or interests which the Company may hold, or to the rights and obligations which derive from the contracts to which the Company is a party with Mexican authorities and not to invoke therefore the protection of their governments under penalty of forfeiting the corporate participation that they have acquired to the benefit of the Nation if they invoke such protection.”

        The series B common stock and the ADRs do not have any limitation on the right of non-Mexicans to own or vote such securities.

Taxation

        Mexican Tax Considerations

        Effective January 1, 2004, dividends, either in cash or in any other form, paid with respect to the series B common stock represented by ADSs to holders will not be subject to Mexican withholding tax. Simec is required to pay a 33% tax on 1.4925 times the amount of any dividend if the dividend is not paid from earnings that have been already subject to income tax.

        The sale or other disposition of ADSs by holders who are not residents of Mexico (as defined below) will not be subject to Mexican tax. Deposits of series B common stock in exchange for ADSs will not give rise to Mexican tax or transfer duties.

        The sale or other disposition of shares of series B common stock by nonresidents of Mexico will not be subject to any Mexican tax if the sale is carried out by an individual through the Mexican Stock Exchange. Sales or other dispositions of shares of series B common stock made in other circumstances would be subject to Mexican income tax. Under the Tax Treaty (as defined below), gains attributable to permanent establishment that a United States enterprise (as defined in the Tax Treaty) has or had in Mexico, or which are attributable to a fixed base which is or was available to a United States resident (as defined in the Tax Treaty) in Mexico for the purpose of performing independent personal services are taxable in Mexico. Also under the Tax Treaty gains derived by a United States resident (as defined in the Tax Treaty) may be taxed in Mexico if such resident during the 12-month period preceding the sale or disposition giving rise to the gain had a participation, directly or indirectly, of at least 25% of the Company’s capital. The Tax Treaty further provides that such gains shall be deemed to be Mexican sourced to the extent necessary to avoid double taxation.

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

        Tax Treaties and Information Exchange

        The United States and Mexico are parties to an income tax treaty to avoid double taxation and a protocol thereto (the “Tax Treaty”) which became effective on January 1, 1994. In general, the Tax Treaty does not adversely affect the tax treatment of U.S. holders of ADSs or series B common stock. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also executed treaties to avoid double taxation with other countries, some of which are in force. The foregoing summary does not take into account the effects of any such treaties.

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

        Simec is subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuers, and accordingly Simec files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Simec can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. These reports and other information may also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. As a foreign private issuer, however, Simec is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

        The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of its holdings of financial instrument positions. The Company’s financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. The Company does not maintain a trading portfolio. The Company’s borrowings are entirely denominated in dollars. The Company does not utilize derivative financial instruments to manage its market risks with respect to its financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 134% higher than the Mexican peso’s devaluation relative to the dollar.

        In late 2003, the Company entered into futures contracts to limit its exposure to commodity price risk by fixing the price of its natural gas consumption from 2004 through 2006. These futures contracts are not entered into for trading purposes but, subject to market prices of natural gas, are expected to be settled by delivery of natural gas at the contract price. As described in Note 6 to the Consolidated Financial Statements, at December 31, 2004, the Company recorded an asset of Ps. 18.3 million with respect to these contracts. The Company does not believe its market risk with respect to these natural gas futures contracts is material.

Market Risk Measurement

        The Company measures its market risk related to its financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. The Company used market rates as of December 31, 2004 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon the Company’s analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, the Company has determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on the Company’s earnings. Because there is no active trading market for the Company’s debt instruments, the Company is not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe the Company’s exposure to interest rates and currency rates including the impact of changes in these rates on the Company’s earnings.

Interest Rate Exposure

        The Company’s primary interest rate exposure relates to its long-term debt. On the asset side, the Company is exposed to changes in short-term interest rates as it invests in short-term dollar-denominated interest bearing investments. On the liability side, the Company utilizes a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, the Company estimates that its earnings before taxes over a one-year time horizon would decrease by Ps. 1,565 thousand ($139 thousand).

Currency Rate Exposure

        The Company’s primary foreign currency exchange rate exposure relates to its debt securities as well as its dollar-denominated trade receivables and trade payables. The Company’s principal currency exposure is to changes in the peso/dollar exchange rate. The Company estimates that a 10% decline in the peso/dollar exchange rate would result in a decrease in the Company’s earnings before taxes of Ps. 16 million ($1.4 million).

        The sensitivity analysis is an estimate and should not be viewed as predictive of the Company’s future financial performance. Additionally, the Company cannot assure that the Company’s actual losses in any particular year will not exceed the amounts indicated above. However, the Company does believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2004 and assuming that the hypothetical market rate changes selected by the Company in its market risk analysis occur during 2005. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.  Description of Securities Other than Equity Securities

        Although a response to this item is not required in an Annual Report on Form 20-F, solely for convenience of the reader a summary of the rights and restrictions of the ADSs representing Simec’s series B common stock is provided below.

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

        Every person depositing series B common stock under the Deposit Agreement shall be deemed to represent and warrant that such series B common stock and each certificate therefor are validly issued and outstanding, fully paid, non- assessable and free of preemptive rights, such person is duly authorized to make such deposit, and the deposit of such series B common stock or sale of the ADRs evidencing ADSs by that person is not restricted under the Securities Act.

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

        The Depositary has agreed not to lend ADRs or deposited series B common stock. However, the Depositary may issue ADRs prior to the receipt of series B common stock and deliver series B common stock prior to the receipt and cancellation of ADRs if each such transaction is (i) accompanied by a written representation from the person to whom such ADRs or series B common stock are to be delivered that such person or its customer beneficially owns the ADRs or series B common stock to be remitted, (ii) at all times fully collateralized with cash or other collateral deemed appropriate by the Depositary, (iii) terminable by the Depositary on not more than five business days’ notice, and (iv) subject to such further indemnities and credit regulations as are deemed appropriate by the Depositary. The Depositary will impose such limitations as it deems appropriate on the number of ADRs and shares of series B common stock involved in such transactions, with any one person and with all persons in the aggregate (normally not to exceed 30% of the ADRs then outstanding, without giving effect to ADRs issue but for which shares of series B common stock have not been received). The Depositary may retain for its own account any compensation received by it in connection with the foregoing transactions.

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

        If the Company declares a dividend or free distribution, of additional shares of series B common stock, the Depositary may, with the Company’s approval, and shall, if the Company so requests, deposit, or cause such stock to be deposited with the Custodian or with Indeval for the account of the Custodian, and distribute to the ADR Holders entitled thereto, in proportion to the number of ADSs that are evidenced by such ADRs held by such Holders, additional ADRs evidencing an aggregate number of ADSs that represent the number of shares of series B common stock received as such dividend or free distribution, after deduction or upon payment of the applicable fees and expenses of the Depositary and subject to the terms of the Deposit Agreement. In lieu of delivering ADRs for fractional ADSs in the event of any such distribution, the Depositary will sell the amount of series B common stock represented by the aggregate of such fractions and will distribute the net proceeds to ADR Holders in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS shall thereafter also represent the additional shares of series B common stock distributed together with the shares of series B common stock represented by such ADS prior to such distribution. If for any reason the Depositary deems a distribution of additional ADRs not to be feasible, the Depositary may adopt such method as it may deem equitable or practical for the purpose of effecting such distributions, including the sale (public or private) of the additional shares of series B common stock received. The Depositary may, and will if the Company so requests, withhold any distribution of ADRs subject to its satisfaction that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act.

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

        If registration under the Securities Act or other applicable law of the securities to which any rights to subscribe for additional shares of series B common stock or any rights of any other nature relate is required in order for the Company to offer such rights to an ADR Holder and/or sell the securities issuable upon the exercise of such rights to an ADR Holder, the Depositary will not offer such rights or other rights to the ADR Holder unless and until such a registration statement is in effect. The Company may, in its sole discretion, decide not to register under the Securities Act or other applicable law securities to which any subscription or other rights relate where registration under the Securities Act or other applicable law may be required in connection with the offer or sale of such securities. In such case, ADR Holders in the United States and certain other jurisdictions would not be permitted to purchase such securities or otherwise exercise such rights. Under Mexican law, preemptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share certificate. Because the Depositary would, therefore, be prohibited from disposing of such rights the ADR Holders would not receive the value of such rights. Additionally, such ADR Holders’ share of dividends and other distributions and voting rights expressed as a percentage of all the Company’s capital stock may be reduced under such circumstances. See “Description of Capital Stock — Changes in Capital Stock, Preemptive Rights and Redemption.”

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

        Reports and Other Communications

        The Company will furnish to the Depositary and the Custodian all notices of shareholders’ meetings (including any proxy soliciting material) and other reports and communications that are made generally available to the holders of series B common stock. The Depositary will make such notices, reports and communications available for inspection by ADR Holders at its Corporate Trust Office when furnished by the Company pursuant to the Deposit Agreement and, upon request by the Company, will mail such notices, reports and communications to ADR Holders.

        Voting of the Underlying series B common stock

        Upon receipt of notice of any meeting, or solicitation of consents or proxies, of holders of series B common stock, the Depositary will, as soon as practicable thereafter, mail to all ADR Holders a notice containing the information included in such notice of meeting or solicitation, a statement as to the manner in which each such ADR Holder may instruct the Depositary to exercise any right to vote held by such ADR Holder and a brief statement discussing the consequences of the failure to give voting instructions. Each ADR Holder at the close of business on a specified record date is entitled under the Deposit Agreement, subject to any applicable provisions of Mexican law, of the series B common stock and of the corporate charter of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the number of shares of series B common stock represented by the ADSs that are evidenced by the ADRs held by such ADR Holder. Upon the written request of an ADR Holder on such record date received on or before the date established by the Depositary for such purpose, the Depositary will endeavor to vote or cause to be voted the shares of series B common stock represented by the ADSs held by such ADR Holder in accordance with such instructions. If the Depositary does not receive instructions from any one or more ADR Holders then, subject to the then-applicable rules and regulations of the exchange on which the ADSs are listed, the Depositary will vote the shares of series B common stock represented by the ADRs for which no instructions are received in the same manner as the majority of instructions which the Depositary has received with respect to such meeting, or if no such instructions have been received or if there is no such majority, in the same manner as the Depositary is informed by the Company that the majority of shares of series B common stock is voted at such meeting. Holders of the ADRs have no right to attend Shareholders’ Meetings or to vote any shares of series B common stock directly. For a discussion of the availability of registered shares to ADR Holders, See “ — Deposits and Withdrawals of Shares of Series B Common Stock.”

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

        Transfer of American Depositary Receipts

        The ADRs are transferable on the books of the Depositary, provided that the delivery of ADRs against deposits of shares of series B common stock generally or against deposits of particular shares of series B common stock may be suspended, or the deposit of share of series B common stock may be refused, or the registration of transfer of outstanding ADRs generally may be suspended, during any period when the books of the Depositary or the Company are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time subject to the terms of the Deposit Agreement. The surrender of outstanding ADRs and withdrawal of deposited shares of Series B Common Stock may not be suspended subject only to (i) temporary delays caused by closing the books of the Depositary or the Company for the deposit of shares of series B common stock in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares of series B common stock. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any shares of series B common stock required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such shares. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of shares of series B common stock, the Depositary or the Custodian may require payment from the person presenting the ADR or the Depositor of the series B common stock of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees of the Depositary payable by the ADR Holders and the production of proof satisfactory to the Depositary as to the identify and genuineness of any signature and may also require compliance with any reasonable regulations the Depositary may establish consistent with the provisions of the Deposit Agreement and applicable law. The Depositary may, and at the reasonable request of the Company shall, withhold the delivery or registration of transfer of any ADR or the distribution or sale of any dividend or other distribution or rights or the proceeds thereof or the delivery of any shares of series B common stock until it or the Custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. ADR Holders may inspect the transfer books of the Depositary for the registration and transfer of ADRs at any reasonable time, provided that such inspection shall not be for the purpose of communicating with ADR Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement, the ADRs, the series B common stock or the by-laws of the Company.

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

PART II.

Item 13.  Defaults, Dividends Arrearages and Delinquencies

        Simec is in default on the payment of $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a $68 million issuance. Accrued interest on the MTNs at December 31, 2004 was $282,121.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15. Controls and Procedures

        The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

        Subsequent to the date of their evaluation, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

        The Board of Directors of the Company has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Arturo Pérez Trejo is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Pérez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. Mr. Pérez is “independent” as such term is defined by the listing standards of the American Stock Exchange.

Item 16B.  Code of Ethics

        In 2002, the Company adopted a code of ethics that applies to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2004, the Company did not amend its code of ethics in any manner, nor did it grant any waiver from any provision of the code of ethics to any person. The Company will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A. de C.V., Attention: José Flores Flores, telephone number: 52-33-1057-5734.

Item 16C.  Principal Accountant Fees and Services

        Audit Fees. Fees paid to KPMG Cardenas Dosal, S.C. for the audit of the annual consolidated financial statements included in the Company’s Annual Report on Form 20-F were Ps. 1.6 million and Ps. 2.2 million, respectively, for 2003 and 2004.

        Tax Fees. Fees paid to KPMG Cardenas Dosal, S.C. associated with tax compliance and tax consultation were Ps. 0.2 million and Ps. 0.7 million, respectively, in 2003 and 2004.

        No fees in addition to those set forth above were paid to KPMG Cardenas Dosal, S.C. in 2003 or 2004. All of the services described as “Audit Fees” incurred in 2003 and 2004 and “Tax Fees” incurred since April 2003 were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

        The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company’s independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by Company’s independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent.

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

Item 19.  Exhibits

        The Consolidated Financial Statements, together with the report of the Company’s independent registered public accounting firm, are filed as part of this Annual Report.

List of Exhibits:

Exhibit Number	Item
1	By-laws (estatutos sociales) of Simec, together with an English translation.*

8	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
12(a) and 12(b)	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to the exhibits included in Simec’s Annual Report on Form 20-F for the year ended December 31, 1997 (File No. 1-11176) filed with the Securities and Exchange Commission.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRUPO SIMEC, S.A. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón Chief Executive Officer

By:	/s/ José Flores Flores
José Flores Flores Chief Financial Officer

Dated:   July 11, 2005

INDEX TO FINANCIAL STATEMENTS

(Constant Mexican Pesos as of December 31, 2004)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) as of December 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As mentioned in note 13 to the consolidated financial statements, on August 9, 2004 the Company acquired, as an industrial unit, assets and labor obligations accrued at such date. The assets consist of inventories and steel plants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and the changes in their financial position for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

KPMG CARDENAS DOSAL, S. C. /s/ Jorge O. Pérez Zermeño Jorge O. Pérez Zermeño

Guadalajara, Mexico
April 25, 2005

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(Thousands of constant Mexican pesos as of December 31, 2004)

Assets	2004	2003
Current assets:
Cash and cash equivalents	$ 506,475	542,940

Accounts receivable:
Trade	977,701	478,309
Related parties (note 4)	5,288	3,629
Recoverable value added tax	158,009	—
Other receivables	12,188	1,382

	1,153,186	483,320
Less allowance for doubtful accounts	14,500	24,610

Total accounts receivable, net	1,138,686	458,710
Inventories, net (note 5)	1,129,862	303,885
Prepaid expenses	8,591	4,764
Derivative financial instruments (note 6)	18,293	15,044

Total current assets	2,801,907	1,325,343
Trade (note 1e)	—	10,835
Non-current inventories (note 2e)	66,328	65,548
Property, plant and equipment, net (note 7)	5,776,054	4,644,117
Other assets, net	303,307	271,054

	$8,947,596	6,316,897

Liabilities and Stockholders’ Equity	2004	2003

Current liabilities:
Notes payable to banks (note 9a)	$ 153,124	—
Current installments of long-term
debt (note 9b)	3,402	4,268
Long-term debt, classified as
current (note 9b)	—	19,370
Accounts payable	588,884	217,696
Accruals (note 8)	8,594	9,309
Other accounts payable and accrued expenses	155,328	89,890
Related parties (note 4)	20	818

Total current liabilities	909,352	341,351

Seniority premiums (note 10)	6,733	5,447
Other long-term liabilities	14,487	4,007
Deferred income taxes (note 11)	1,433,194	1,099,539

Total long-term liabilities	1,454,414	1,108,993

Total liabilities	2,363,766	1,450,344

Stockholders’ equity (note 12):
Capital stock	3,277,340	3,253,597
Additional paid-in capital	655,822	655,822
Contributions for future capital stock increases (note 12)	221,448	—
Retained earnings	3,115,122	1,708,730
Cumulative deferred income taxes	(870,975)	(870,975)
Equity adjustment for non-monetary assets	172,410	109,036
Fair value of derivative financial instruments (note 6)	12,353	10,079

Majority stockholders’ equity	6,583,520	4,866,289
Minority interest	310	264

Total stockholders’ equity	6,583,830	4,866,553
Commitments and contingent liabilities (note 15)
Subsequent event (note 16)
New accounting pronouncement (note 17)
Differences between Mexican and United States accounting
principles (note 18)

	$ 8,947,596	6,316,897

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2004, 2003 and 2002

(Thousands of constant Mexican pesos as of December 31, 2004, except earnings per share figures)

	2004	2003	2002
Net sales (notes 4, 13 and 14)	$ 5,682,952	2,930,138	2,310,310
Direct cost of sales (notes 4 and 13)	3,302,887	1,924,957	1,545,899

Marginal profit	2,380,065	1,005,181	764,411
Indirect overhead, selling, general and administrative
expenses (note 4)	570,449	487,754	485,338

Operating income	1,809,616	517,427	279,073

Comprehensive financial result:
Interest income (expense), net (note 4)	5,569	(12,980)	(58,357)
Foreign exchange gain (loss), net	3,833	(2,676)	(109,075)
Monetary position (loss) gain	(45,587)	(10,023)	32,128

Comprehensive financial result, net	(36,185)	(25,679)	(135,304)

Other expenses, net:
Adjustment to the recovery value of land, machinery and equipment	(14,156)	(18,749)	(32,692)
Other, net	(22,502)	(12,409)	(6,384)

Other expenses, net	(36,658)	(31,158)	(39,076)

Income before income taxes, employee statutory profit
sharing and minority interest	1,736,773	460,590	104,693

Income taxes (note 11):
Current	22,246	12,902	37,249
Deferred	308,135	134,400	(62,022)

Total income taxes	330,381	147,302	(24,773)

Employee statutory profit sharing (note 11)	—	5,098	337

Income before minority interest	1,406,392	308,190	129,129
Minority interest	—	1	9

Majority interest net income	$ 1,406,392	308,189	129,120

Earnings per share:
Weighted average shares outstanding	132,972,479	119,052,681	99,967,222

Earnings per share (pesos)	10.58	2.59	1.29

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2004, 2003 and 2002

(Thousands of constant Mexican pesos as of December 31, 2004)

	Capital stock	Additional paid-in capital	Contributions for future capital stock increases	Retained earnings	Cumulative deferred income taxes	Equity adjustment for non-monetary assets	Fair value of derivative financial instruments (note 6)	Total majority interest	Minority interest	Total stockholders’ equity
Balances at December 31, 2001	$2,570,664	655,822	—	1,271,421	(870,975)	(418,235)	—	3,208,697	250	3,208,947
Increases in capital stock (note 12a)	305,678	—	—	—	—	—	—	305,678	—	305,678
Net comprehensive income (note 12b)	—	—	—	129,120	—	287,598	—	416,718	14	416,732

Balances at December 31, 2002	2,876,342	655,822	—	1,400,541	(870,975)	(130,637)	—	3,931,093	264	3,931,357
Increase in capital stock (note 12a)	377,255	—	—	—	—	—	—	377,255	—	377,255
Net comprehensive income (note 12b)	—	—	—	308,189	—	239,673	10,079	557,941	—	557,941

Balances at December 31, 2003	3,253,597	655,822	—	1,708,730	(870,975)	109,036	10,079	4,866,289	264	4,866,553
Increases in capital stock (note 12a)	23,743	—	—	—	—	—	—	23,743	—	23,743
Contributions for future capital stock increases (note 12a)	—	—	221,448	—	—	—	—	221,448	—	221,448
Net comprehensive income (note 12b)	—	—	—	1,406,392	—	63,374	2,274	1,472,040	46	1,472,086

Balances at December 31, 2004	$3,277,340	655,822	221,448	3,115,122	(870,975)	172,410	12,353	6,583,520	310	6,583,830

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2004, 2003 and 2002

(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003	2002
Operating activities:
Net income before minority interest	$ 1,406,392	308,190	129,129
Add charges (deduct credits) to operations not requiring
(providing) funds:
Depreciation and amortization	213,858	191,635	170,520
Deferred income taxes	308,135	134,400	(62,022)
Write-down of idle machinery	14,156	18,749	10,998
Adjustment of land to net realizable value	—	—	21,694
Accrual for seniority premiums	1,286	260	146

Funds provided by operations	1,943,827	653,234	270,465
Net financing from (investing in) operating accounts:
Trade receivables, net	(509,502)	(21,135)	(81,534)
Other accounts receivable and prepaid expenses	(161,807)	59,100	11,327
Inventories, net	(825,977)	(9,529)	19,493
Derivative financial instruments	—	(15,044)	—
Related parties receivables	(1,659)	(3,629)	—
Accounts payable, other accounts payable and accrued expenses	435,957	(63,224)	101,628
Related parties payable	(798)	(180,977)	25,100

Funds provided by operating activities	880,041	418,796	346,479

Financing activities:
Increases in capital stock	23,743	377,255	305,678
Contributions for future capital stock increases	221,448	—	—
Unpaid foreign exchange gain	—	5,815	77,046
Short-term loans	153,124	—	—
Financial debt repayment	(19,070)	(348,719)	(598,687)
Decrease in debt due to restatement to constant Mexican pesos
as of year end	(1,166)	(4,153)	(34,001)
Other long-term liabilities	10,480	79	(938)

Funds provided by (used in)
financing activities	388,559	30,277	(250,902)

Investing activities:
(Increase) decrease in long-term inventories	(780)	61,492	(16,233)
Acquisition of property, plant and equipment (note 13)	(1,235,529)	(61,895)	(9,752)
Increase in other noncurrent assets	(68,756)	(25,001)	(21,152)

Funds used in investing activities	(1,305,065)	(25,404)	(47,137)

(Decrease) increase in cash and cash equivalents	(36,465)	423,669	48,440
Cash and cash equivalents:
At beginning of year	542,940	119,271	70,831

At end of year	$ 506,475	542,940	119,271

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Thousands of constant Mexican pesos as of December 31, 2004)

(1)	Description of business and significant transactions -

Description of business -

The principal activities of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) are the manufacture and sale of steel products for the construction sector in Mexico and other countries. The Company is a subsidiary of Industrias CH, S.A. de C.V. (ICH).

Significant transactions -

(a)	As it is mentioned in note 13 to the consolidated financial statements, on August 9, 2004, the Company acquired the majority of the assets of Atlax, S.A. de C.V. and certain assets of Operadora Metamex, S.A. de C.V., plus their accumulated labor obligations at such date. The assets consist of inventories and steel plants located in Apizaco, Tlaxcala and Cholula, Puebla, which produce specialty steel products and commercial profiles.

(b)	As it is mentioned in note 9c to the consolidated financial statements, during 2003 Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG), Compañía Siderúrgica de Occidente, S.A. de C.V. (CSO) and Compañía Siderúrgica de California, S.A. de C.V. (CSC) paid 1,452,887 dollars in connection with the industrial mortgage loan agreement. Furthermore, during 2003 and 2002 these companies prepaid 29,930,517 and 47,941,199 dollars, respectively. On March 18, 2004, the Company prepaid 1,697,952 dollars plus interest thereon, thus repaying the loan in full.

(c)	During the years 2004, 2003 and 2002 there were increases in capital stock as well as changes in stock ownership, which are described in note 12.

(d)	As indicated in note 15, Pacific Steel, Inc (PS) (subsidiary company located in the United States of America) has been sued by the California government, which requires that PS clean and relocate part of its premises owing to the generation, storage, transportation and disposal of materials classified as hazardous waste. The Company has appealed against these claims; however, at the date of issue of the consolidated financial statements it cannot predict the outcome of this matter.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(e)	Pursuant to a public bidding process for non-performing loans without recourse, in 2003 ICH acquired through its subsidiary Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), the assignment of shared recovery loans as well as litigation rights and certain loan-related obligations. Subsequently, on December 11, 2003, with the authorization of the assignor banks, ICH sold to Grupo Simec, S.A. de C.V. (Simec) 99.98% of the ACOSA shares. At December 31, 2003 the total investment amount was $10,835. When the Company reaches its break-even point it must pay to the assignors 50% of the amounts recovered (after deducting authorized amounts spent on recovering these amounts). At December 31, 2004, ACOSA fully reserved the balance of this account since it has not recovered any amounts.

(2)	Summary of significant accounting policies -

(a) Financial statement presentation -

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

The indexes used in recognizing inflation were as follows:

December 31	NCPI	Inflation
2004	112.550	5.19%
2003	106.996	3.97%
2002	102.904	5.70%

The preparation of financial statements in conformity with Mexican GAAP requires management of the Company to make a number of estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; other non-current assets; valuation allowances for receivables; inventories and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

For purposes of disclosure of these consolidated financial statements “pesos” or “$” means Thousands of Mexican pesos, and dollars means U.S. dollars.

(b) Principles of consolidation -

The consolidated financial statements include the financial statements of Grupo Simec, S.A. de C.V. and its majority owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

The Company’s subsidiaries and its equity percentage are as follows:

	Equity
- Compañía Siderúrgica de Guadalajara, S.A. de C.V	99.	99%
- Compañía Siderúrgica de California, S.A. de C.V. (CSC)	100%
- Undershaft Investments, N.V	100%
- Pacific Steel, Inc.	100%
- Compañía Siderúrgica del Pacífico, S.A. de C.V	99.	99%
- Consorcio Internacional, S.A. de C.V. (liquidated in 2004)	99.	79%
- Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V	100%
- Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de
C.V	99.	99%
- Industrias del Acero y del Alambre, S.A. de C.V	99.	99%
- Metálica las Torres, S.A. de C.V. (merged in 2003 into CSC)	99.	99%
- Procesadora Mexicali, S.A. de C.V	99.	99%
- Servicios Simec, S.A. de C.V	100%
- Sistemas de Transporte de Baja California, S.A. de C.V	100%
- Operadora de Metales, S.A. de C.V. (from 2004)	100%
- Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V
(from 2004)	100%
- Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V
(from 2004)	100%
- Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V
(from 2004)	100%
- Compañía Siderúrgica de Occidente, S.A. de C.V
(merged in 2003 into CSC)	99.	99%
- Administradora de Cartera de Occidente, S.A. de C.V. (from 2003)	99.	99%

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(c) Translation of financial statements of foreign subsidiaries -

For consolidation purposes, the financial statements of the foreign subsidiaries were translated into pesos in conformity with Bulletin B-15, “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. The foreign subsidiaries were considered to be an “Integral Part of the Operations” of the Company as the term is defined in Bulletin B-15. Therefore, their financial statements were translated into pesos as follows:

-	Monetary items - rate of exchange in effect at the balance sheet date.

-	Non-monetary items and stockholders’ equity - at the exchange rate prevailing on the date generated, while statement of operations items were translated at the period’s weighted average exchange rate, except items resulting from non-monetary assets, for which the exchange rate used was that of the related asset.

-	The resulting amounts were restated using NCPI factors in conformity with Bulletin B-10 of Mexican GAAP.

(d) Cash equivalents -

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. At the date of the consolidated financial statements, interest income and foreign exchange gains and losses are included in the results of operations under comprehensive financial result.

(e) Inventories and cost of sales -

Inventories are initially recorded at average cost and subsequently adjusted to the lower of replacement or market value. Such values were determined as follows:

Billet, finished goods and work in process-	At the most recent direct production cost.

Raw materials-	At purchase prices prevailing at the balance sheet date.

Materials, spare parts and rollers-	At historical cost restated by applying the inflation indexes for the steel industry

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

Direct cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent year-end.

(f) Derivative financial instruments -

During 2004 and 2003, the Company used derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses natural gas cash-flow exchange contracts or swaps where it receives a floating price however it pays a fixed price for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets. Fluctuations in natural gas prices from volume consumed are recognized as part of the Company’s operating costs.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in note 6 to the consolidated financial statements, the Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2004 and 2003 the fair value of the natural gas swap designated for hedging exposure of future gas consumption for the period of January 2004 to December 2006 in terms of fluctuations in natural gas prices, were recognized within the comprehensive income account in stockholders’ equity.

(g) Property, plant and equipment -

Property, plant and equipment is initially recorded at acquisition cost and adjusted for inflation by applying NCPI factors, except for foreign machinery and equipment, which is adjusted for inflation using the inflation indexes of their country of origin and changes in the foreign exchange rate of the country’s particular currency to the peso.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers in the case of plant and machinery and the Company’s management in the case of equipment.

The comprehensive financial result of assets under construction or installation is capitalized as part of the value of such assets and is restated using NCPI factors from the date capitalized through year-end and is amortized over the average depreciation period of the related assets. During 2004 and 2003 no comprehensive financial result was capitalized.

The total estimated useful lives of the principal assets are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Transportation equipment	4
Furniture, fixtures and computer equipment	10

Repair and maintenance costs are expensed as incurred.

(h) Other assets -

Other assets include mainly technical assistance, organization and pre-operating expenses and, except for technical assistance, are restated for inflation based on factors derived from the NCPI. Amortization is calculated on the straight-line method, on restated values and over a 3 to 20-year period.

(i) Accruals -

Based on management estimates, the Company recognizes accruals for present obligations in which the transfer of assets or the rendering of services is virtually inevitable and arise as a consequence of past events, principally salaries and other amounts payable to employees, and fees.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(j)	Seniority premiums -

Seniority premium benefits to which employees are entitled by law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of unrecognized prior service costs is based on the expected years of service of existing personnel. At December 31, 2004, the estimated service life of eligible employees approximates between 8 and 9 years (see note 10).

Other compensation to which employees may be entitled, mainly severance, is charged to operations of the year in which paid.

(k)	Income (IT) and asset (AT) taxes and employee statutory profit sharing (ESPS) -

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

(l)	Restatement of capital stock, other stockholder contributions and retained earnings -

Capital stock, other stockholder contributions and retained earnings are adjusted using the NCPI, by the amount necessary to maintain the purchasing power of equivalent pesos from the dates such capital was contributed, contributions were made or income generated. The resulting amounts represent the constant value of stockholders’ equity.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(m)	Cumulative deferred income taxes -

Represents the cumulative effect of the adoption of the deferred taxes accounting principles, expressed in constant pesos as of the most recent year-end.

(n)	Equity restatement -

Represents the difference between non-monetary assets restated through specific costs and the values determined using NCPI factors, reduced by the related deferred tax effects from the date the related Bulletin was adopted.

(o)	Comprehensive financial results (CFR) -

CFR includes all interest income and expense, foreign exchange gains and losses and monetary position gains and losses.

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of execution or settlement. effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors through year-end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

(p)	Revenue recognition -

Revenue from the sale of goods is generally recognized upon delivery of the products and the related risks and benefits are transferred to the customer. The Company provides for freight expenses, sales returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses as applicable.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(q)	Business and credit concentrations -

The Company’s principal activity is the manufacture and sale of steel products primarily for the construction sector. The Company’s products are sold to a large number of customers without significant concentration with any of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

(r)	Earnings per share -

The basic earnings per share of each period have been computed by dividing the net income by the weighted average number of shares outstanding of each period.

(s)	Contingencies -

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

(t)	Impairment of long-lived assets, property, plant and equipment and other non-current assets -

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

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(3)	Foreign currency exposure -

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2004 and 2003 were as follows:

	Thousands of Dollars		Thousands of Euros		Thousands of Pounds Sterling		Thousands of Deutsche Marks
	2004	2003	2004	2003	2004	2003	2004	2003
Current assets	68,091	45,275	—	—	—	—	—	—
Current liabilities	(32,809)	(7,159)	(78)	(116)	(87)	(87)	(49)	(49)

Net assets
(liabilities)	35,282	38,116	(78)	(116)	(87)	(87)	(49)	(49)

The exchange rate of the peso to these foreign currencies as of April 25, 2005 and December 31, 2004 and 2003 was as follows (amounts in pesos):

	April 25, 2005	2004	2003
Dollar	11.041	11.264	11.236
Euro	14.369	15.169	14.165
Pound Sterling	21.144	21.474	20.101
Deutsche Mark	7.346	7.755	7.240

At December 31, 2004 and 2003, the Company had the following non-monetary assets of foreign origin, or which replacement cost may only be determined in dollars.

	Thousands of dollars
	2004	2003
Machinery and equipment, net	$280,909	240,775
Inventories	38,105	10,527

	319,014	251,302

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Below is a summary of transactions carried out with foreign entities for the years ended December 2004, 2003 and 2002, excluding imports of machinery and equipment:

	Thousands of dollars
	2004	2003	2002
Sales	52,468	28,810	25,655
Purchases (raw materials)	(78,422)	(24,304)	(22,255)
Other expenses (spare parts)	(4,898)	(462)	(4,037)
Interest expense	(28)	(3,312)	(5,190)

The exchange rate of the peso to the foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has foreign subsidiaries, which combined unaudited assets and liabilities are summarized as follows (excluding B-10 restatement):

	Thousands of dollars
	2004	2003
Current monetary assets	1,292	563
Inventories	7	37
Current liabilities	(6,824)	(4,702)

Working capital	(5,525)	(4,102)

Property, plant and equipment	1,766	1,882

Stockholders’ equity	(3,759)	(2,220)

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(4)	Related-party transactions and balances -

Transactions carried out with related parties during the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Sales	$124,577	182,335	35,294
Purchases	10,649	13,290	—
Interest income (expense), net	—	2,648	(9,858)
Administrative services received	8,439	8,821	8,540

Balances receivable from, and payable to, related companies as of December 31, 2004 and 2003 are as follows:

Accounts receivable:	2004	2003

Industrias CH, S.A. de C.V	$5,288	779
Aceros y Laminados Sigosa, S.A. de C.V	—	2,850

	$5,288	3,629

Accounts payable:

Other	$ 20	818

At December 31, 2004 and 2003, the balances receivable and payable arise from the Company’s normal operations and bear no interest.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(5)	Inventories -

Inventories are comprised as follows:

	2004	2003
Finished goods	$ 166,327	72,271
Work in process	1,563	3,244
Billets	154,034	40,942
Raw materials	563,741	70,201
Materials, spare parts and rollers	82,818	71,361
Advances to suppliers and others	110,360	43,407
Goods in transit	54,817	7,711

	1,133,660	309,137
Less allowance for obsolescence	3,798	5,252

	$1,129,862	303,885

(6)	Derivative financial instruments -

The Company uses derivative financial instruments mainly for offsetting exposure to the variability of natural gas prices. Derivative instruments currently used by the Company consist of consumption futures. The Company’s current derivative instruments consist of natural gas swap contracts. The Company executes this type of contract with PEMEX Gas y Petroquímica Básica (PGPB), which allow for paying a fixed priced and receiving a floating price. These derivatives are designated as cash flow hedging for certain specific volumes of estimated natural gas consumption to be bought and processed during the 2004-2006 period. These contracts are recognized on the balance sheet at fair value. Since the changes in the cash flows of the swap are highly effective for mitigating exposure to natural gas price fluctuations, this derivate qualifies as a derivative financial hedging instrument of the cash flow type and thus the fair value of the swap is recorded under “comprehensive income” in stockholders’ equity, in conformity with Bulletin C-10 “Derivative Financial Instruments and Hedging”, which the Company adopted on an early basis as of December 31, 2003.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

In late 2003 the Company contracted derivative financial instruments for hedging purposes to cover price fluctuations of natural gas prices. The hedge will guarantee that a portion of the Company’s natural gas consumption from 2004 to 2006 will be at a fixed price of 4.462 dollars per MMBtu (million British Thermal Units). As a result, at December 31, 2004 and 2003, the Company recognized an asset of $18,293 and $15,044 a deferred IT liability of $5,488 and $4,965, and net comprehensive income in stockholders’ equity of $12,353 and $10,079, respectively.

Based on its inventory turnover, the Company believes that natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month. For this reason, the realized effects of this hedge are reclassified from the net comprehensive income account to income in the following month. At December 31, 2004 there are $1,830 for realized effects that will pass as an adjustment to the cost of sales recorded in the results of January 2005.

(7)	Property, plant and equipment -

Property, plant and equipment comprise the following:

	2004	2003
Buildings	$1,705,939	1,625,827
Machinery and equipment	5,893,711	4,705,670
Transportation equipment	46,174	42,684
Furniture, fixtures and computer equipment	38,668	34,291

	7,684,492	6,408,472
Less accumulated depreciation	2,423,854	2,201,129

	5,260,638	4,207,343
Land	473,708	391,501
Construction in progress (*)	11,140	549
Idle machinery and equipment	30,568	44,724

	$5,776,054	4,644,117

(*)	Construction in progress relates mainly to machinery; these projects are scheduled for completion in January 2006 and the pending investment amount is $34,698.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Through December 31, 2004 and 2003, the Company has capitalized CFR of $462,211 and $477,231, respectively, supplementary to the acquisition cost of property, plant and equipment.

At December 31, 2004 and 2003, the specific price level adjustment of machinery and equipment was higher than that of the NCPI, since a significant portion of such machinery is imported and because the inflation factor of the country of origin and the decrease of the peso versus the respective currency were higher.

(8)	Accruals -

Accruals at December 31, 2004 and 2003 include the following:

December 31, 2004	Salaries and other personnel benefits	Fees	Total

Balances at December 31, 2003	$ 7,835	1,474	9,309
Increases charged to operations	50,150	6,181	56,331
Payments	(52,854)	(4,192)	(57,046)

Balances at December 31, 2004	$ 5,131	3,463	8,594

December 31, 2003
Balances at December 31, 2002	$ 6,510	1,250	7,760
Increases charged to operations	38,960	1,382	40,342
Payments	(37,635)	(1,158)	(38,793)

Balances at December 31, 2003	$ 7,835	1,474	9,309

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(9)	Notes payable, long-term debt and medium-term notes -

(a)	Notes payable -

Notes payable relate to six promissory notes denominated in dollars and signed between December 24 and 30, 2004 with BBVA Bancomer, S.A. The notes bear annual interest at a rate that ranges between 3.24% and 3.37%, maturing through March 31, 2005 and have no specific security. These obligations were settled at maturity (see note16).

(b)	Long-term debt -

At December 31, 2004 and 2003, the Company’s long-term debt is as follows:

	2004	2003
Industrial mortgage loan (i)	$ —	20,069
Medium-term notes (ii)	3,402	3,569

Total long-term debt	3,402	23,638

Less current installments	3,402	4,268

Long-term debt excluding current installments and debt
classified as current	$ —	19,370

(c)	Industrial mortgage loan -

The amounts paid by the Company for the installments due in the year 2003 were 1,452,887 dollars. Additionally, in 2004 and 2003 the Company prepaid 1,697,952 and 29,930,517 dollars plus interest thereon, respectively. Finally, by settling the balance of 1,697,952 dollars, the Company paid this loan in full on March 18, 2004.

The Company and all of its subsidiaries that own property, plant and equipment granted an industrial mortgage as security for this loan. The Company’s management is in the process of canceling the guarantees that was required pursuant to the restructuring agreement with the creditor banks for freeing the industrial mortgage.

The debt restructuring agreement provided for compliance with certain requirements and obligations, which in certain instances were not met at December, 31, 2003.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Therefore, in accordance with the agreement, this situation could result in the acceleration of the debt. Mexican GAAP requires one-year waivers from creditors, otherwise, the long-term debt should be classified as current Therefore the long-term debt was classified as current in the consolidated balance sheet as of December 31, 2003.

(d)	New notes and medium-term notes -

On October 22, 1997 and August 17, 1998, CSG offered the holders of medium-term notes issued by Simec to exchange their notes 1 to 1 for new notes issued by CSG (New Notes) ranked as third priority notes. The New Notes bore interest semiannually at an annual rate of 10.5%. Principal was payable semiannually from May 15, 2000 through November 15, 2007. As explained in the following paragraph, the New Notes were repaid in advance.

On May 15, 2002, Simec cancelled 200,000 dollars of its debt with medium-term note holders by paying 100,000 dollars and obtaining forgiveness for another 100,000 dollars plus accrued interest. At December 31, 2004 the remaining medium-term notes that were not exchanged amount to approximately 302,000 dollars plus accrued interest.

(10)	Seniority premiums -

The cost, obligations and other seniority premium components, mentioned in note 2j, have been determined based on computations prepared by independent actuaries at December 31, 2004, 2003 and 2002.

The components of the net periodic cost for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Net periodic cost:
Service cost	$ 570	297	369
Financial cost	309	208	241
Amortization of transition liability	389	249	83
Amortization of prior service cost and plan
modifications	91	67	318
Effect of cancelled obligations	357	—	—

Net periodic cost	$1,716	821	1,011

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

The actuarial present value of benefit obligations is as follows:

	2004	2003
Projected benefit obligation (PBO)	$ 7,782	6,159
Unamortized items:
Transition asset	(2,864)	(2,412)
Prior service cost and plan modifications	(394)	—
Variances in assumptions and experience adjustments	(325)	(331)
Additional liability	2,534	2,031

Unfunded accrued pension liability included in the
consolidated balance sheets	$ 6,733	5,447

The most significant assumptions used to determine the net periodic cost of the plan are as follows:

	2004	2003
Discount rate	4.5%	4.5%

Rate of compensation increase	1%	1%

Expected return on plan assets	4.5%	4.5%

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(11)	Income (IT) and asset (AT) taxes, employee statutory profit sharing (ESPS) and tax loss carryforwards -

ICH, the holding company of Simec is subject to the tax consolidation regime. On April 24, 2001, ICH filed with the Servicio de Administración Tributaria (Internal Revenue Service), notice of the Company’s incorporation to such regime, effective as of January 1, 2002. Under this regime, each entity included in the Company calculates its IT expenses/benefit on a separate basis.

Under current tax regulations, companies must pay the greater of their IT and AT. Both taxes recognize the effects of inflation, although differently from Mexican GAAP.

ESPS is calculated practically on the same basis as IT, however, without recognizing the effects of inflation.

The AT law provides for a 1.8% tax on the value of assets, restated for inflation, less certain liabilities.

At December 31, 2004 and 2003 and 2002 the IT expense (benefit) attributable to income from continuing operations before IT and ESPS, and minority interest, differed from the amount computed by applying the Mexican IT rate of 33% in 2004, 34% in 2003 and 35% in 2002 to income from continuing operations, before these provisions and minority interest, as a result of the following:

	2004	2003	2002
Computed “expected” tax expense	$ 573,135	156,601	36,643
Increase (decrease) resulting from:
Effects of inflation, net	33,677	41,048	8,872
Non-deductible expenses	427	407	4,623
Adjustments for enacted changes in tax laws
and rates	(277,356)	(33,319)	(24,648)
Change in valuation reserve of deferred tax
assets	(1,477)	(45,185)	(55,685)
Majority asset tax	10,343	12,767	15,406
Other, net	(8,368)	14,983	(9,984)

IT expense (benefit)	$ 330,381	147,302	(24,773)

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003, are presented below:

	2004	2003
Deferred tax assets:
Allowance for doubtful receivables	$ 6,944	8,122
Accrued expenses	18,313	10,024
Advances from customers	28,677	45,251
Net operating loss carryforwards	17,879	212,520
Recoverable AT	180,783	177,241

Total gross deferred tax assets	252,596	453,158
Less valuation allowance	192,935	194,412

Net deferred tax assets	59,661	258,746

Deferred tax liabilities:
Inventories, net from the balance as of December 31, 1986 not
yet deducted	313,367	98,710
Derivative financial instruments	5,488	4,965
Property, plant and equipment	990,490	1,167,025
Preoperating expenses	73,272	87,001
Purchase commitment	104,078	—
Other	6,160	584

Total gross deferred tax liabilities	1,492,855	1,358,285

Net deferred tax liability	$1,433,194	1,099,539

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Based on calculations made by the Company’s management, the deferred employee statutory profit sharing is immaterial at December 31, 2004 and 2003. The valuation allowance for deferred tax assets as of December 2004 and 2003 was $192,935 and $194,412, respectively. The net change in the total valuation allowance for the years ended December 31, 2004, 2003 and 2002 was a decrease of $1,477, $45,185 and $55,685, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2004, tax loss carryforwards and recoverable AT not affecting ESPS, expire as follows:

	Restated through December 31, 2004
Expiring in	Tax loss carryforwards	Recoverable AT
2005	$ 70	646
2006	1,159	6,850
2007	8,566	19,130
2008	8,517	31,402
2009	6,803	17,058
2010	651	47,461
2011	383	15,304
2012	21,068	17,870
2013	5,306	15,063
2014	11,333	9,999

	$ 63,856	180,783

A new income tax law was enacted on January 1, 2002. This law established an income tax rate of 33% for 2004, 34% for 2003, and 32% for 2005. However, on December 1, 2004 the rates were again changed to 30% for 2005, 29% for 2006, and 28% for 2007 and thereafter. As a result of these changes, during the years ended December 31, 2004, 2003 and 2002 the Company recognized decreases in net deferred tax liabilities of $277,356, $33,319 and $24,648, respectively, which were credited to the results of operations of such years.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Under the law in force through December 31, 2004, inventory purchases were tax deductible when made, regardless of the time of sale, which resulted in the deferred income tax liability shown above. The new tax law, effective as of 2005, provides that inventories will be tax deductible when sold, establishing transition provisions to tax the inventory balance at December 31, 2004, over periods depending on the circumstances of each entity.

(12)	Stockholders’ equity -

The principal characteristics of stockholders’ equity are described below:

(a)	Structure of capital stock -

i)	At the Board of Directors’ Meeting held on May 13, 2004, the minority stockholders exercised their preemptive rights to subscribe and pay for the increase in the variable portion of capital stock resolved on November 19, 2003 (see paragraph v), by contributing $23,743 ($22,902 historical) for subscribing and paying 1,569,962 shares. 301,153 shares that were neither subscribed nor paid were cancelled.

ii)	At the Board of Directors’ Meeting held on December 3, 2004 the directors resolved to record as contributions for future capital stock increases, $221,448 ($216,698 historical) corresponding to various contributions by Industrias CH, S.A. de C.V. or ICH, with the purpose that the Company and CSC acquire the assets of the steel plants located in Tlaxcala and Puebla and for the assignment of a technical assistance agreement derived from such acquisition.

iii)	At the Ordinary General Stockholders’ Meeting held on March 26, 2003, the stockholders agreed to increase the variable capital stock by $234,400 ($214,326 historical) issuing 14,691,936 common Series “B” shares, of which ICH paid and subscribed 12,317,605 shares plus 8 shares that were held in the Company’s treasury through the capitalization of the Company’s debt with ICH. Of the remaining 2,374,331 shares, 1,313,541 shares were subscribed by the rest of the shareholders, leaving 1,060,790 shares in the Company’s treasury, which as mentioned in paragraph (v) below, were subsequently subscribed by ICH, increasing capital stock by $214,652 ($198,851 historical).

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

iv)	At the Board of Directors’ Meeting held on May 21, 2003 the directors resolved to record as contributions for future capital stock increases $162,603 ($150,414 historical) corresponding to various Company stockholder contributions with the purpose of CSC repaying a portion of its industrial mortgage loan at such date.

v)	At the Ordinary General Stockholders’ Meeting held on November 19, 2003, the stockholders agreed to increase the variable capital stock by $171,388 ($162,235 historical) issuing 11,120,951 common Series “B” shares, of which 9,249,836 shares were subscribed and paid through the contributions for future capital stock increases referred to in paragraph (iv) above. The remaining 1,871,115 shares will be offered to the rest of the shareholders in order for them to exercise their preemptive rights to subscribe and pay for the new issue of stock on a prorate basis. Also at the Meeting, the stockholders agreed to the subscription by ICH of the 1,060,790 shares held in the Company’s treasury since March 26, 2003, equal to $16,342 ($15,475 historical). This accounted for a capital stock increase of $162,603 ($150,414 historical).

vi)	At the Extraordinary General Stockholders’ Meeting held on April 30, 2002, the stockholders’ agreed to undertake a reverse split of the total number of shares representing the Company’s capital stock as of that date by issuing 89,422,606 Series “B” shares without par value. Shareholders were to exchange twenty of their outstanding shares for one new share. For this to be possible, the Company’s stockholders authorized the conversion of all Series “A” shares into Series “B” shares.

vii)	At the Ordinary General Stockholders’ Meeting held on June 5, 2002, the stockholders resolved to:

vi)	Increase the variable capital stock by $335,123 ($297,498 historical) through the issue of 407,867,548 common Series “B” shares, of which ICH subscribed and paid up 336,396,918 shares by capitalizing debt. The remaining 71,470,630 shares were offered to all other Simec stockholders who had preemptive rights and thus subscribed and paid up the 35,775,960 shares to which they were entitled; therefore, the remaining 35,694,670 shares were cancelled. As a result of this transaction, the Company’s capital stock increased by $305,678 ($271,462 historical).

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

-	Ratify and modify the instruction given to the Company at the Extraordinary General Stockholders’ Meeting held on April 30, 2002 mentioned in paragraph (vi) above; the shares relating to the reverse split should now be issued in a number equal to that of common Series “B” shares, without par value, representing the total number of shares outstanding.

After the above activity, the Company’s capital stock amounts to $3,277,340 represented by 133,542,984 common, Series “B” shares with no par value. Such shares may be subscribed and paid by Mexican or foreign individuals or corporations.

Each share has the right to one vote at stockholder meetings. The minimum fixed capital stock not subject to withdrawal amounts to $222,962 (historical).

(b)	Comprehensive income -

The comprehensive income reported on the statements of stockholders’ equity, represents the results of the Company’s activities during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders’ equity, except for the net income:

	2004	2003	2002
Net income	$ 1,406,392	308,189	129,120
Result from holding non-monetary assets	87,919	377,067	425,295
Deferred income taxes on the result from
holding non-monetary assets	(24,545)	(137,394)	(137,697)
Fair value of derivative financial
instruments	3,249	15,044	—
Deferred income taxes on the fair value
of derivative financial instruments	(975)	(4,965)	—
Minority interest	46	—	14

Total	$ 1,472,086	557,941	416,732

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(c)	Restrictions on stockholders’ equity -

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. At December 31, 2004 the statutory reserve amounts to $13,803, still short of the required amount.

Stockholder contributions restated as provided for by tax law may be refunded to the stockholders tax-free, to the extent that the tax bases of such contributions equal or exceed stockholders’ equity.

Retained earnings, on which no income taxes have been paid, and other stockholders’ equity accounts are subject to income taxes in the event of distribution, at the rate of 30%, payable by the Company; consequently, the stockholders may only receive 70% of such amounts.

(13)	Acquisition -

On August 9, 2004, the Company acquired the inventories, land, buildings, machinery and equipment and assumed the labor obligations of the Apizaco, Tlaxcala and Cholula, Puebla plants that were owned by Atlax, S.A. de C.V. and Operadora Metamex, S.A. de C.V. The purchase price amounted to approximately 120 million dollars and was paid with the Company’s own funds and with a contribution for future capital stock increases of 19 million dollars from Industrias CH, S.A. de C.V. The acquisition of these assets was intended to increase the annual production capacity, raise sales volumes and for the benefits reflected in input, logistics, production and marketing programs. The Company began operating the Tlaxcala and Puebla plants on August 1, 2004.

A summary of the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, restated for inflation through December 31, 2004 is as follows:

Current assets (inventories)	$ 131,178
Property, plant and equipment	1,211,128
Prepaid technical assistance	83,207

Total assets acquired	1,425,513
Labor obligations	3,316

Net assets acquired	$1,422,197

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

As a result of the acquisition of assets mentioned above, below is a table with certain information regarding the results of operation of the Apizaco and Cholula plants over a twelve-month period as if the plants had been incorporated into the Company since the beginning of the year (unaudited information):

	Financial statements as of December 31, 2004
	Simec without Apizaco and Cholula	*Apizaco and Cholula (projected)	*Total projected
Net sales	$4,479,005	2,889,473	7,368,478
Marginal profit	1,972,709	977,654	2,950,363
Net income	1,131,754	659,131	1,790,885

Earnings per share (pesos)	8.51	4.96	13.47

Tons sold	617,683	373,473	991,156

*	Figures were determined by projecting the operations of the Apizaco and Cholula plants based on actual operations of a five-month period, from August to December 2004, projected linearly to a twelve-month period.

The Company and the sellers undertake to indemnify the other party for damages resulting from (i) any false or inaccurate statement or warranty, or (ii) any failure to comply with any of the obligations of the agreement. The claim shall be valid over a two-year period after the closing of the sale and up to 4 million dollars.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(14)	Segment information -

The Company’s sales are made primarily in Mexico and the United States of America, and are directed basically to the construction industry.

The Company’s net sales to customers in Mexico or foreign countries or regions were as follows:

	2004	2003	2002
Mexico	$5,076,148	2,594,404	2,030,094
United States of America	602,421	331,191	271,248
Latin America	2,350	2,382	7,600
Canada	—	—	480
Other	2,033	2,161	888

	$5,682,952	2,930,138	2,310,310

(15)	Commitments and contingent liabilities -

Commitments

(a)	As discussed in note 6 to the financial statements, late in 2003 the Company contracted with PEMEX Gas y Petroquímica Básica, derivative financial instruments for hedging purposes to cover price fluctuations of natural gas prices. The hedge will guarantee a portion of the Company’s natural gas consumption from 2004 to 2006 at a fixed price of 4.462 dollars per MMBtu.

(b)	At December 31, 2004, the Company has a number of supply contracts whereby it undertakes to supply certain customers and related companies with steel products during 2005. Noncompliance by the Company could result in the merchandise being rejected and/or returned with no responsibility for the supplier or related party. These commitments include that with Aceros y Laminados Sigosa, S.A. de CV. (SIGOSA) (related party) whereby the Company undertakes to supply to SIGOSA 44,000 tons of steel during the period from January 1 to December 31, 2004. However, at December 31, 2004 the Company still had to supply 12,840 tons of steel.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(c)	At December 31, 2004 the Company has commitments for input purchases from certain suppliers. Such commitments include the purchase during 2005 of scrap, raw materials and materials for 32.5 million dollars.

Contingent liabilities -

(a)	In 1989, Pacific Steel, Inc. (“Pacific Steel”), a subsidiary of Simec based in National City, San Diego County, California, was required by the California Regional Water Control Board, San Diego Region (the “Regional Board”) to sample soil associated with the storage of automobile shredder waste at its scrap yard. The automobile shredder waste had been generated by Pacific Steel’s prior scrap processing operations. The samples indicated the presence of contaminated soil. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel’s clean-up alternatives.

In September 2002, the California Department of Toxic Substances Control (the “Department”) conducted an inspection of the scrap yard. On September 24, 2002, the Department issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance, and on October 10, 2004, the Department issued a Complaint Investigation Report (collectively, the “Enforcement Orders”). The Enforcement Orders allege that certain soil piles and soil management and metal recovery operations violate hazardous waste laws and may cause an imminent and substantial endangerment to human health and the environment. On July 21, 2004, to address the problems alleged in the Enforcement Orders, the Department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego County Superior Court. On July 26, 2004, the court, pursuant to simultaneous stipulation filings by the parties, entered a Final Judgment and Injunction Pursuant to Stipulation (the “Judgment”). The Judgment requires Pacific Steel to make a payment of 235,000 dollars (to be paid in four payments of 58,750 dollars over the course of one year), for penalties (131,250 dollars), the Department’s costs (45,000 dollars), and a supplemental environmental project (58,750 dollars). Pacific Steel has made two of the four payments. On August 12, 2004, pursuant to the Judgment, Pacific Steel and the Department entered a Corrective Action Consent Agreement (the “Consent Agreement”). Pacific Steel has retained consultants and work has commenced pursuant to the Consent Agreement.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes, based upon present volume assumptions, that its liability will be between 0.8 million dollars and 1.7 million dollars with respect to the remediation of this site, exclusive of any contribution from third parties or insurance coverage. Simec maintains a reserve of approximately 1.7 million dollars ($19.1 million). Management of the Company cannot assure that the Regional Board or any other interested third party will not object to the terms of the Consent Agreement, or that remediation will cost more than management has estimated. Pacific Steel has discontinued processing scrap in its scrap yard in San Diego, but continues to collect raw scrap for transport to the Mexicali facility for processing.

Additionally, the Community Development Commission of National City, California (“CDC”) has announced that it intends to pursue redevelopment of the site and is preparing to make an offer to Pacific Steel to purchase the site for fair market value less the cost of remediation and less certain investigation costs incurred by CDC. Pacific Steel has communicated to CDC that it will not be a voluntary seller of the site unless there is an alternate site on which it could relocate its business. CDC, as a redevelopment agency formed under California law, has the power to condemn the site for redevelopment purposes provided it pays fair market value for the site and, in the event relocation of the existing business is not feasible, the business as well.

Consequently, and due to the imminent expropriation of the land where PS conducts its operations, during the year ended December 31, 2002 PS recorded its land at realizable value, based on the appraisal made by independent appraisers. This resulted in a $21,694 ($19,750, historical) decrease in the value of the land and a charge to income in 2002 by the same amount.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(b)	On July 13, 2001 CSG filed nullification proceedings against the negative response to the request for decreasing its estimated income taxes for September to December 2000 which had been filed before the “Décimo Primera Sala Regional Metropolitana” (Eleventh Regional Metropolitan Courtroom) of the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court of Justice). On September 8, 2003 the tax authorities replied to the nullification proceedings filed by CSG; on November 27, 2003 CSG filed the corresponding brief, evidencing the erroneous arguments in the authority’s reply. On February 3, 2004 the judges making up the Eleventh Regional Metropolitan Courtroom of the Federal Tax and Administrative Court of Justice issued their judgment recognizing the validity of the resolution contested by the tax authorities. Consequently, on May 6, 2004 the tax authorities appealed against the judgment issued by the Regional Courtroom, which was then turned over to the Octavo Tribunal Colegiado en Materia Administrativa del Primer Circuito (First Circuit Eight Collegiate Administrative Courtroom). In the Company’s management and legal counsel opinion, there are reasonable grounds on which to obtain a favorable resolution for CSG.

(c)	On July 2, 2003, CSG filed nullification proceedings before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court of Justice) against an official letter issued by the Administración Central de Auditoría Fiscal Internacional (Central International Fiscal Auditing Office) under the Servicio de Administración Tributaria (Internal Revenue Service), whereby CSG is deemed to have unpaid taxes of $89,389 on alleged omission (being jointly liable) in the payment of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1 to June 30, 2001. CSG presently awaits the authorities’ reply. In the Company’s management and legal counsel opinion there are reasonable grounds on which to obtain a favorable resolution for CSG.

(d)	The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(e)	The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(f)	In accordance with the income tax law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be obtained in arm’s-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the unpaid taxes.

(g)	There is a contingent liability arising from the labor obligations mentioned in note 2j.

(16)	Subsequent event -

As mentioned in note 9a to the consolidated financial statements, the notes payable maturing through March 31, 2005 were paid as they became due.

(17)	Recently issued accounting pronouncements under Mexican GAAP-

During 2004, the Mexican Institute of Public Accountants issued the Bulletins discussed below which, are effective for fiscal years beginning after December 31, 2004, although earlier application is encouraged.

(a)	Business acquisitions-

The most significant issues in Bulletin B-7 are: (a) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, thus eliminating the supplementary application of former International Accounting Standard 22, “Business Combinations;” (b) change in the accounting for goodwill, eliminating amortization and requiring that goodwill be evaluated for impairment, and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle; (c) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control, and (d) accounting for intangible assets acquired in a business combination, under Bulletin C-8, “Intangible Assets”.

The Company opted for the early adoption of this Bulletin (see note 13).

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(b)	Financial instruments -

The amendments to Bulletin C-2, “Financial Instruments,” are intended to harmonize Mexican accounting standards with international standards in areas relating to available-for-sale financial instruments, transfers among categories of financial assets, and recognition of impairment. The effects of the change in accounting for these assets, if any, should be recognized as established by Bulletin A-7, “Comparability,” and comparative financial information for prior years should not be restated. The Company estimates that the adoption of this Bulletin will not have a material effect on its financial position or results of operations.

(c)	Labor obligations -

The new Bulletin D-3, issued in January 2004, substitutes and supersedes former Bulletin D-3, published in January 1993 and revised in 1998. The provisions of this Bulletin are effective immediately, except for those relating to payments upon termination of labor relationships, which are effective January 1, 2005.

This Bulletin adds the issue of post-retirement benefit payments, to supersede Circular 50, “Interest Rates to be Used for Valuing Labor Obligations and Supplementary Application of Accounting Principles, Relating to Labor Obligations.” Also, this Bulletin eliminates the issue of unforeseen payments, and replaces it with the one relating to “Payments Upon Termination of the Labor Relationship,” defining them as those payable to workers upon termination of the labor relationship before retirement age. These payments are of two types: (i) for restructuring reasons, for which the provisions of Bulletin C-9, “Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments,” should be applied, and (ii) for reasons other than restructuring, which valuation and disclosure requirements are the same as those for pension and seniority premium payments, permitting that, upon adoption of the Bulletin, the transition asset or liability be immediately recognized in the results of operations, or else, that it be amortized over the average remaining service life of employees.

The Company estimates that the adoption of this Bulletin will not have a material effect on its financial position or results of operations.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

(18)	Differences between Mexican and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP.

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

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2004, with an explanation of the adjustments.

Reconciliation of net income:

	2004	2003	2002
Net income as reported under Mexican GAAP	$ 1,406,392	308,189	129,120

Inventory indirect costs	5,632	(4,354)	(3,933)
Depreciation on restatement of machinery and
equipment	(23,147)	(24,876)	(46,895)
Adjustment of land to net realizable value		—	(32,866)
Accrued vacation costs	(611)	5,291	(862)
Deferred income taxes	(43,941)	(52,091)	151,593
Deferred employee profit sharing	15	212	22
Pre-operating expenses, net	27,548	27,546	10,976
Amortization of gain from monetary position and
exchange loss capitalized under Mexican GAAP	6,960	6,960	6,960
Minority interest applicable to the above
adjustments		(1)	(9)

Total approximate US GAAP adjustments	(27,544)	(41,313)	84,986

Approximate net income under US GAAP	$ 1,378,848	266,876	214,106

Weighted average outstanding basic	132,972,749	119,052,681	99,967,222

Net earnings per share (pesos)	$ 10.37	2.24	2.14

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

There are several entries recorded in other expenses in 2004 under Mexican GAAP, which amounts approximately $33,251 that accordingly with US GAAP should be presented as operating expenses.

Reconciliation of stockholders’ equity:

	2004	2003	2002
Total stockholders’ equity reported under
Mexican GAAP	$ 6,583,830	4,866,553	3,931,357

Minority interest included in stockholders’
equity under Mexican GAAP	(310)	(264)	(264)
Inventory indirect costs	15,782	10,149	14,503
Restatement of machinery and equipment	268,173	372,108	749,352
Accrued vacation costs	(611)	—	(5,291)
Deferred income taxes	35,666	54,080	(31,224)
Deferred employee profit sharing	675	659	444
Pre-operating expenses	(229,249)	(263,638)	(291,183)
Gain from monetary position and exchange loss
capitalized, net	(182,546)	(189,510)	(196,471)

Total approximate US GAAP adjustments	(92,420)	(16,416)	239,866

Total approximate stockholders’ equity under US
GAAP	$ 6,491,410	4,850,137	4,171,223

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

A summary of changes in stockholders’ equity, after the approximate US GAAP adjustments described above, is as follows:

	Capital Stock and Paid-in Capital	Retained Earnings	Fair Value of Derivative Financial Instruments	Cumulative Restatement Effect	Total Stockholders’ Equity
Balances as of December
31, 2002	$3,012,357	220,152	—	938,714	4,171,223
Increase in capital stock	377,255	—	—	—	377,255
Net comprehensive income	—	266,876	10,079	24,704	301,659

Balances as of December
31, 2003	3,389,612	487,028	10,079	963,418	4,850,137
Increase in capital stock	23,743	—	—	—	23,743
Net comprehensive income	—	1,378,848	2,274	236,408	1,617,530

Balances as of December
31, 2004	$3,413,355	1,865,876	12,353	1,199,826	6,491,410

Minority interest -

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity on the consolidated balance sheet. For US GAAP purposes, minority interest in not included in stockholders’ equity.

Restatement of prior year financial statements -

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

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

This difference is not included in the GAAP reconciliation of net income and stockholders’ equity, since its effect is not significant.

Inventory costs -

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP, inventories have been valued under the full absorption cost method.

Restatement of property, machinery and equipment -

As explained in note 2g, in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2004 and 2003 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, during 2004 and 2003 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Additionally, and as mentioned in note 15(a), during 2002 the Company adjusted the value of PS land at realizable value and due to the difference in methodologies of restating mentioned in the previous paragraphs, the Company included a complement to the corresponding adjustment.

Accrued vacation cost -

For the years ended December 31, 2002 and before, under Mexican GAAP the vacation expense was recognized when taken rather than during the period the employees earned it. In order to comply with SFAS 43, for the year ended December 31, 2002, the Company recorded a decrease in net income of ($820). Starting on January 2003, Mexican GAAP requires the recognition of vacation expense when earned.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Deferred income taxes and employee profit sharing -

Beginning January 1, 2000, Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, went into effect, eliminating most of the differences with respect to US GAAP. Until 1999, under Mexican GAAP, deferred income taxes and employee profit sharing were determined by a partial liability method of accounting, wherein deferred effects were provided at the tax rate expected to be in effect upon reversal only for identifiable, non-recurring temporary differences that were expected to reverse within a defined period of time.

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

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities at December 31, 2004 and 2003, under US GAAP are present below:

	2004		2003
	IT	ESPS	IT	ESPS
Deferred tax assets:
Allowance for doubtful receivables	$ 6,944	—	7,875	—
Accrued expenses	26,903		10,023	659
Advances from customers	20,268	—	45,772	—
Net operating loss carryforwards	17,879	—	206,080	—
Recoverable AT	180,783	—	177,241	—

Total gross deferred tax assets	252,777		446,991	659

Less valuation allowance	192,935	—	194,412	—

Net deferred tax assets	59,842		252,579	659

Deferred tax liabilities:
Inventories, net from the balance as of
December 31, 1986 not yet deducted	318,102	—	102,059	—
Derivative financial instruments	5,488	—	4,965	—
Property, plant and equipment	1,014,467	—	1,190,431	—
Others	119,320	—	583	—

Total gross deferred tax liabilities	1,457,377	—	1,298,038	—

Net deferred tax liability	$1,397,535		1,045,459	(659)

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

The deferred income taxes of $1,014,467 and $1,190,431 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2004 and 2003, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for ninety-nine percent of the Company’s pre-tax income and IT expense in 2004, 2003 and 2002.

Pre-operating expenses -

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For US GAAP purposes, these items are expensed when incurred.

Financial expense capitalized -

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

Pension and other retirement benefits-

The Company records seniority premiums based on actuarial computations as described in note 2j.

For purposes of determining seniority premium costs under US GAAP, the Company utilized SFAS No. 87. Adjustments to US GAAP for seniority premiums were not individually or in the aggregate significant for any period.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, requires accrual of post-retirement benefits other than pensions during the employment period. The Company does not provide its employees any post-retirement benefit subject to the provisions of SFAS No. 106.

SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. The Company does not provide these benefits either.

For the year ended December 31, 1998, the Company adopted SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other post-retirement benefit obligations. The additional disclosures are as follows:

	2004	2003
Change in projected benefit obligation-
Projected benefit obligation at beginning of year	$ 6,159	5,867
Service cost	570	296
Financial cost	309	208
Actuarial gain, net	1,580	221
Benefits paid	(836)	(433)

Projected benefit obligation at end of year	$ 7,782	6,159

Variable capital common stock-

Stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either (i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company’s shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is redeemable by the terms described above, such shares have been classified as a component of stockholders’ equity in the consolidated balance sheet under both Mexican GAAP and US GAAP.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Company’s management believes the variable capital common stock represents permanent capital because the timing and pricing mechanism through which a shareholder would exercise the option to redeem are such that a shareholder, from the economic standpoint, would not exercise this option. At the time, a shareholder is required to give notice of redemption, the shareholder will not be able to know at what price the shares would be redeemed and would not expect the present value of the future redemption payment to equal or exceed the amount which would be received by the shareholder in a public sale.

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

SFAS No. 95, “Statement of Cash Flows”, requires presentation of a statement of cash flows.

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under US GAAP:

	2004	2003	2002
Net income as reported under US GAAP	$ 1,378,848	266,876	214,106
Add charges (deduct credits) to operations not
requiring (providing) funds:
Depreciation and amortization	202,497	184,675	199,490
Unrealized exchange loss (gain)	—	5,815	77,045
Deferred income taxes	352,076	186,491	(213,615)
Deferred employee profit sharing	(15)	(212)	(22)
Minority interest	—	1	9
Adjustment of land to realizable value	—	—	54,562
Write-down of idle machinery	14,156	43,623	10,998
Accrual for seniority premium	1,286	260	146

Funds provided by operations	1,948,848	687,529	342,719

Net (investing in) financing from operating
accounts:
Trade receivables, net	(531,887)	(38,065)	(101,048)
Other accounts receivable and prepaid expenses	(166,326)	56,609	7,199
Inventories	(840,970)	(20,769)	2,566
Accounts payable and accrued expenses	312,347	(20,792)	116,332
Accounts payable to related parties	(2,596)	(177,664)	33,550

	(1,229,432)	(200,681)	58,599

Approximate net resources generated by operations
under US GAAP	$ 719,416	486,848	401,318

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003	2002
Financing activities under Mexican GAAP	$ 388,559	30,277	(250,902)
Decrease in debt due to restatement to
constant Mexican pesos	1,166	4,153	34,001
Exchange (loss) gain	—	(5,813)	(77,046)

Approximate net resources generated by (used in)
financing activities under US GAAP	$ 389,725	28,617	(293,947)

Net resources used in investing activities under
Mexican GAAP-	$(1,305,065)	(10,155)	(47,137)
Restatement of non-current inventories	4,794	(4,850)	(5,975)
Other non-cash investing activities	68,756	9,752	21,151

Approximate net resources used in investing
activities under US GAAP	$(1,231,515)	(5,253)	(31,961)

Net resources used in operating activities include cash payments for interest and income taxes as follows:

	2004	2003	2002
Total interest paid	$ 2,099	17,959	52,182

Income taxes paid	$26,735	37,180	12,572

(Continued)

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Thousands of constant Mexican pesos as of December 31, 2004)

Business acquisition -

The following pro forma information assumes the acquisition mentioned in note 13 occurred as of the beginning of each year presented. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of the beginning of each of the periods presented or that may be obtained in the future (table in thousands, except per share data):

	Unaudited Pro forma information
	2004	2003
Net sales	$6,927,934	4,232,994

Marginal profit	2,680,952	1,110,365

Net income	1,466,682	33,535

Earnings per share (pesos)	11.03	0.28

Tons sold	978,969	932,033

(Continued)

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
Condensed balance sheets as of December 31, 2004 and 2003
(Thousands of constant Mexican pesos as of December 31, 2004)

Assets	2004	2003
Current assets:
Cash and cash equivalents	$ 17,869	20,271

Accounts receivable:
Related parties	231,091	441,214
Other	474	10,692

	231,565	451,906
Less allowance for doubtful accounts	—	10,579

Total accounts receivable, net	231,565	441,327

Total current assets	249,434	461,598
Long term account receivables to subsidiary companies	1,675,155	2,202,955
Investment in subsidiary companies	4,510,904	2,225,184
Property, net	174,121	—
Other assets	17,927	3,816

	$6,627,541	4,893,553

Liabilities and Stockholders’ Equity	2004	2003
Current liabilities:
Current installments of long-term debt	$ 3,402	3,569
Other accrued expenses	19,151	13,538
Accounts payable to related parties	934	10,157
Deferred revenue	20,534	—

Total liabilities	44,021	27,264

Stockholders’s equity:
Capital stock	3,277,340	3,253,597
Additional paid-in capital	655,822	655,822
Contributions for future capital stock increases	221,448	—
Retained earnings	3,115,122	1,708,730
Cumulative deferred income taxes	(870,975)	(870,975)
Equity adjustment for non-monetary assets	172,410	109,036
Fair value of derivative financial instruments	12,353	10,079

Total stockholders’ equity	6,583,520	4,866,289

	$ 6,627,541	4,893,553

See accompanying note and notes to consolidated financial statements

S-1

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
Condensed statements of operations
Years ended December 31, 2004, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003	2002
Income:
Equity in results of subsidiary companies	$ 1,337,469	250,962	97,425
For leasing	10,405	—	—

Total of income	1,347,874	250,962	97,425

Costs and expenses:
Depreciation	2,154	—	—
Administrative	1,411	3,270	6,026

Total costs and expenses	3,565	3,270	6,026

Operating income	1,344,309	247,692	91,399

Comprehensive financial result:
Interest expense	(373)	(691)	(901)
Interest income	164,141	160,269	147,927
Foreign exchange gain, net	4,429	406	5,436
Monetary position loss	(126,006)	(95,749)	(113,001)

Comprehensive financial result, net	42,191	64,235	39,461

Other income (expenses)	7,263	(1,926)	1,690

Income before income deferred tax	1,393,763	310,001	132,550
Deferred income tax	(12,629)	1,812	3,423

Net income	$ 1,406,392	308,189	129,127

See accompanying note and notes to consolidated financial statements

S-2

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
Condensed statements of changes in financial position
Years ended December 31, 2004, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003	2002
Operating activities:
Net income	$ 1,406,392	308,189	129,127
Add charges (deduct credits) to operations not requiring
(providing) funds:
Depreciation	2,154	—	—
Equity in results of subsidiary companies	(1,337,469)	(250,962)	(97,425)
Deferred income tax	(12,629)	1,812	3,423

Funds provided by operations	58,448	59,039	35,125
Changes in current assets and liabilities	226,686	64,538	(348,899)

Funds provided by (used in) operating activities	285,134	123,577	(313,774)

Financing activities:
Increases in capital stock	23,743	377,255	305,689
Contributions for future capital stock increases	221,448	—	—
Unpaid foreign exchange gain	8	294	458
Decrease in debt due to restatement to constant Mexican pesos
as of year end	(175)	(130)	(214)
Payment of financial debt	—	—	(2,143)
Tax on assets	(1,482)	—	—
Long term of subsidiaries companies	527,800	(477,693)	2,913

Funds provided by (used in)
financing activities	771,342	(100,274)	306,703

Investing activities:
Acquisition of property	(176,275)	—	—
Investment in subsidiaries shares	(882,603)	(3,180)	7,125

Funds (used in) provided by investing activities	(1,058,878)	(3,180)	7,125

(Decrease) increase in cash and cash equivalents	(2,402)	20,123	54
Cash and cash equivalents:
At beginning of year	20,271	148	94

At end of year	$ 17,869	20,271	148

See accompanying note and notes to consolidated financial statements

S-3

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
For the years ended December 31, 2004, 2003 and 2002
(Thousands of constant Mexican pesos as of December 31, 2004)

1	Organization of the Company and certain other information:

The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company’s material contingencies are presented in note 15 of the consolidated financial statements.

S-4