Form 20-F
period 2005-12-31
GROUP SIMEC SA DE CV
filed 2006-07-17
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
________________________________________

FORM 20-F
________________________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-11176
___________________________________________________________

GRUPO SIMEC, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

GROUP SIMEC
(Translation of Registrant’s name into English)

___________________________________________________________

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
Series B Common Stock — 137,929,599 shares (As of December 31, 2005)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [_] No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [_] No [X]
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [_]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [_] Item 18 [X]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_] No [X]

__________
*Not for trading, but only in connection with the registration of American Depositary Shares.

Presentation of Financial Information

Grupo Simec, S.A. de C.V. (collectively with its subsidiaries, “Simec” or the “Company”) is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. The Company publishes its financial statements in Mexican pesos and pursuant to accounting principles generally accepted in Mexico (“Mexican GAAP”). Under Mexican GAAP, financial statement amounts for all periods in the Consolidated Financial Statements of the Company and, unless otherwise indicated, throughout this Annual Report, have been restated in constant pesos as of December 31, 2005 (pesos with purchasing power as of that date).

Mexican GAAP differs in significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of the Mexican GAAP inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

In this Annual Report, references to “pesos” or “Ps.” are to Mexican pesos and references to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to United States dollars. This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent those U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts that have been translated from pesos have been so translated at an exchange rate of Ps. 10.7777 to $1.00 based on the average rate of exchange announced by principal Mexican banks for same-day settlement of interbank transactions in effect on December 31, 2005 as determined by Banco de México. The noon buying rate in New York City for cable transfers payable in pesos, as certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2006 was Ps. 11.2865 to $1.00.

All references to tons in this Annual Report are to metric tons. One metric ton is equal to 1.102 short tons.

Forward Looking Statements

This Annual Report contains certain forward-looking statements regarding the business of Simec. When used in this Annual Report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain those words. These statements, including but not limited to Simec’s statements regarding its strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond Simec’s control. Simec’s actual results could differ materially from those expressed in any forward-looking statement. In light of these risks and uncertainties there can be no assurance that forward-looking statements will prove to be accurate. Factors that might cause actual results to differ from forward-looking statements include, but are not limited to, factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap and other raw materials), the ability of Simec to operate at high capacity levels, the costs of compliance with U.S. and Mexican environmental laws, the integration of the recently acquired Mexican steel manufacturing facilities located in Apizaco and Cholula, as well as the acquisition of PAV Republic, Inc. (“Republic”) in the United States, future capital expenditures and acquisitions, future devaluations of the peso, the imposition by Mexico of foreign exchange controls and price controls, the influence of economic and market conditions in other countries on Mexican securities as well as the factors set forth in “Risk Factors” under Item 3 of this Annual Report.

PART I.

Item 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

Selected Financial Data

This Annual Report includes our Consolidated Financial Statements as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005. Our financial statements have been prepared in accordance with Mexican GAAP and are presented in Mexican pesos. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican GAAP and translated to Mexican pesos. See Note 2(c) to our Consolidated Financial Statements.

Mexican GAAP differs in certain respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and resources generated by or used in operating, investing and financing activities for Mexican GAAP purposes to such activities under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•
nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and all financial statements are restated in constant pesos as of December 31, 2005.

Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to some information included in the cash flow statement. See Note 19 to our Consolidated Financial Statements.

The selected financial and operating information set forth below has been derived in part from our Consolidated Financial Statements, which have been reported on by KPMG Cárdenas, Dosal, S.C. for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 and by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm for the fiscal year ended December 31, 2005. In so doing, Mancera, S.C. has relied on the audited Consolidated Financial Statements of the Company’s subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements.

	Year Ended December 31,
	2001	2002	2003	2004	2005	2005(1)
	(Millions of constant December 31, 2005 pesos, except share and per ADS data)					(Millions of dollars, except share and per ADS data)
Income Statement Data:
Mexican GAAP:
Net sales	2,273	2,387	3,028	5,872	12,883	1,195.34
Direct cost of sales	1,526	1,598	1,989	3,413	10,304	956.05
Marginal profit	747	789	1,039	2,459	2,579	239.29
Indirect manufacturing, selling, general and administrative expenses	374	325	306	368	688	63.84
Depreciation and amortization	159	176	198	221	323	29.96
Operating income (2)	214	288	535	1,870	1,568	145.49
Financial income (expense) (3)	6	(140)	(27)	(37)	(144)	(13.36)
Other income (expense), net (4)	73	(40)	(32)	(38)	55	5.10
Income from before taxes, employee profit sharing and minority interest	293	108	476	1,795	1,479	137.23
Income tax expense and employee profit sharing (4)	19	(25)	158	342	190	17.63
Net income (loss)	274	133	318	1,453	1,289	119.60
Minority interest	0	0	0	0	17	1.58
Majority interest	274	133	318	1,453	1,272	118.02
Net income (loss) per ADS (5)	5	1	3	11	9	0.85
Weighted average shares outstanding (000’s)(5)	54,816	99,967	119,053	132,972	137,930	137,930
U.S. GAAP including effects of inflation:
Net sales	2,273	2,387	3,028	5,872	12,883	1,195.34
Cost of sales	1,520	1,601	1,994	3,407	10,308	956.42
Marginal profit	753	786	1,034	2,465	2,575	238.92
Operating income (2) (6)	199	253	540	1,852	1,534	142.33
Financial income (expense) (3)	7	(140)	(27)	(37)	(144)	(13.36)
Other income (expense), net (6)	653	(74)	(32)	(4)	93	8.63
Income before taxes and minority interest	859	39	481	1,811	1,483	137.60
Income tax expense (income) (4)	69	(182)	206	386	196	18.19
Income before minority interest	790	221	275	1,425	1,287	119.41
Minority interest	0	0	0	0	17	1.57
Net Income	790	221	275	1,425	1,270	117.84
Income per share (7)	14	2	2	11	9	0.85

Balance Sheet Data:
Mexican GAAP:
Total assets	5,521	5,002	6,528	9,246	14,494	1,344.81
Long-term debt(5)	798	875	1,146	1,503	2,230	206.91
Total stockholders’ equity	3,316	4,063	5,029	6,803	9,566	887.57
U.S. GAAP including effects of inflation:
Total assets	6,465	6,187	6,454	9,113	14,700	1,363.93
Long-term debt(5)	798	908	1,090	1,466	2,288	212.29
Total stockholders’ equity	3,923	4,310	5,012	6,708	7,918	734.66
Other Data:
Mexican GAAP:
Capital expenditures	45	10	64	1,277	500	46.39
Depreciation and amortization from continuing operations	158	176	198	221	324	30.06
Total depreciation and amortization	158	176	198	221	324	30.06
__________________
(1)   Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 10.7777 per $1.00, the interbank transactions rate in effect on December 31, 2005.
(2)   Reflects different treatment of direct cost of sales, start-up costs, property, plant and equipment, employee profit sharing and accrued vacation costs (until 2002) under Mexican GAAP and U.S. GAAP. See Note 19 to the Consolidated Financial Statements.
(3)   Reflects different treatment of gain from monetary position and exchange loss capitalized under Mexican GAAP and U.S. GAAP. See Note 19 to the Consolidated Financial Statements.
(4)   Reflects different treatment of deferred income taxes and employee profit sharing under Mexican GAAP and U.S. GAAP. See Note 19 to the Consolidated Financial Statements.
(5)   Long-term debt includes amounts relating to deferred taxes.
(6)   Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of 38 million due to the cancellation of technical assistance.
(7)   For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the reverse stock split described in Note 13(a) to the Consolidated Financial Statements.

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

Periods	High	Low	Average	Period End
2001	9.97	8.95	9.33	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63

Periods	High	Low
2006
January	10.64	10.44
February	10.53	10.43
March	10.95	10.46
April	11.16	10.86
May	11.30	10.84
June	11.28	11.46

On June 30, 2006, the noon buying rate was Ps. 11.2865 to $1.00.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the dollar equivalent of the peso price of shares of series B common stock on the Mexican Stock Exchange and the price of American Depositary Shares (“ADSs”) on the American Stock Exchange. Cash dividends, if any, will be paid by the Company in pesos, and exchange rate fluctuations will affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends on the shares of series B common stock underlying ADSs.

Risk Factors

The following are risk factors relating to Simec and an investment in shares of its series B common stock or ADSs. The risks described below are not the only ones facing the Company. Additional risks, including those described elsewhere in this Annual Report, may impair Simec’s business operations. The Company’s business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the price of ADSs representing its series B common stock could decline and investors could lose all or part of their investment.

Risks Related to our Business

The Company’s results of operations are significantly influenced by the cyclical nature of steel industry.

The steel industry is cyclical in nature and sensitive to general national and international macroeconomic conditions. Prices for Simec’s products are significantly influenced by global demand for steel as well as overall supply levels. Changes in these two factors will likely impact Simec’s operating results. Although global steel prices increased significantly during 2004, global steel prices fell significantly in 2005 over 2004 levels. However, global steel prices increased significantly in the first four months of 2006 over 2005 levels.

The cost of ferrous scrap, the principal raw material used in Simec’s steel operations, is subject to price fluctuations. Although Simec’s wholly-owned scrap collection and processing operations furnish a material portion of its scrap requirements, Simec must acquire the remainder of its scrap from other sources. Because increases in the prices Simec is able to charge for its finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect the operating results of Simec. In 2004, the price of scrap increased significantly. However, scrap prices decreased significantly in 2005 over 2004 levels. In the first four months of 2006, scrap prices remained similar to 2005 levels. There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that Simec will be able to pass all or a portion of these increases on through higher finished product prices.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Energy costs constitute a significant component of Simec’s costs of operations. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

The Mexican government is currently the only domestic supplier of energy and has, in some cases, increased prices above international levels. Simec, like all other high volume users of electricity, pays special rates to the CFE for electricity. Simec also pays special rates to Pemex, the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to Simec or that these rates may not increase significantly in the future. Simec has not always been able to pass the effect of these increases on to its customers and there is no assurance that Simec will be able to pass the effect of these increases on to its customers in the future.

The Company may not be able to successfully integrate its recently acquired steel facilities into its operations.

In 2005, Simec and its parent company, Industrias CH, S.A. de C.V. (“Industrias CH”), acquired 100% of the stock of Republic, a producer of special bar quality (“SBQ”) steel in the United States. Simec, Industrias CH’s largest subsidiary, acquired 50.2% of Republic’s stock through its majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. In addition, in 2004, Simec acquired the property, plant and equipment and inventories of the Mexican steel manufacturing facilities of Industrias Ferricas del Norte, S.A. located in Apizaco, Tlaxcala and Cholula, Puebla. Simec has been operating these facilities since August 1, 2004. These facilities manufacture a significant amount of Simec’s total production. Simec’s future results will be subject to its ability to fully integrate the operations of the foregoing into its historic operations. Furthermore, while Simec has not yet encountered any material problems related to the assets acquired, there can be no assurance that problems will not arise in the future and that the costs associated with those problems, should they arise, will not be significant and, if so, that Simec will not ultimately have adequate recourse to the seller of those assets.

Unanticipated problems with Simec’s manufacturing equipment and facilities could have an adverse impact on Simec’s business.

The capacity of Simec to manufacture steel products depends on the suitable operation of its manufacturing equipment, including electric arc furnaces, strand continuous banana casters, reheating furnaces and rolling mills. Although Simec performs maintenance to its equipment on a continuous basis, breakdowns requiring significant time and/or resources to repair, as well as the occurrence of adverse events such as fires, explosions or adverse meteorological conditions, could cause temporary production interruptions that could adversely affect its results of operations.

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

Because a significant portion of our sales is to the automotive industry, a decrease in the demand of this industry could reduce our cash flow and adversely affect our results of operations.

Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry. The U.S. automotive industry is highly cyclical and may be adversely affected by international competition. In addition, the U.S. automotive industry is significantly unionized and subject to work slowdowns and stoppages resulting from labor disputes. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 16, 2004 to January 15, 2007. Most of the automotive parts customers of the Apizaco and Cholula facilities require that they have these certifications.

ISO 14001 is the international standard defining the organizational structure, responsibilities, procedures, processes and resources for implementing environmental management systems. Most of Republic’s, Simec’s majority-owned subsidiary, automotive customers require that it have this certification. All of Republic’s facilities are currently ISO 14001 certified.

If the foregoing certifications are canceled or approvals withdrawn, or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially affect our revenue and results of operations.

In order to continue to serve the premium part of the SBQ products market, Republic, Simec’s majority-owned subsidiary, will need to maintain existing quality certifications in the United States such as QS-9000, the quality system standard established by the Chrysler, Ford and General Motors Supplier Quality Requirements Task Force, and to update its certification standards where necessary to remain current. The QS-9000 standard will no longer be a certification standard as of December 15, 2006. Suppliers currently certified under QS-9000 will need to update their certifications to comply with the ISO/TS 16949 standard, which was developed by the International Automotive Task Force and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. We are currently working toward transitioning to this standard.

In the event of environmental violations at our facilities, we may incur significant liabilities.

Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. We cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations and/or be forced to shut down noncompliant operations. You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to incur material environmental compliance liabilities and costs. In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability.

If we are required to remediate contamination at our facilities, we may incur significant liabilities.

We may be required to remediate contamination at certain of our facilities and have established a reserve to deal with such liabilities. However, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring the facilities into compliance.

We could incur losses due to product liability claims, and we may be unable to maintain product liability insurance at acceptable costs.

We could experience losses from defects or alleged defects in our steel products that subject us to claims for damages. For example, many of our products are used in automobiles and light trucks and it is possible that a defect in one of these vehicles could result in product liability claims against us. In accordance with normal commercial sales, some of our products include implied warranties that such products are free from defect, are suitable for their intended purposes and meet certain agreed upon manufacturing specifications. We cannot provide you with any assurance that future product liability claims will not be made against us, that we will not incur product liability in excess of our insurance coverage, or that we will be able to maintain product liability insurance with adequate coverage levels and at acceptable costs.

Simec’s controlling shareholder Industrias CH is able to exert significant influence on the business and policies of Simec and its interests may differ from those of other shareholders.

In 2001 Industrias CH acquired a 62% interest in Simec from Simec’s predecessor parent, Group Sidek, and Industrias CH has since increased its ownership interest in Simec to approximately 85% at May 31, 2006. All of the current members of the Board of Directors of Simec were nominated and elected by Industrias CH, and Industrias CH continues to be in the position to elect directors in the future and to exercise substantial influence and control over the business and policies of the Company. It is possible that the interests of Industrias CH could differ from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is limited liquidity in Simec’s series B common stock and its ADSs.

Risks Related to Mexico

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

In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional (the National Action Party) or PAN, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI. Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress. Further, elections held in 2003 and 2004, resulted in a reduction in the number of seats held by the PAN in the Mexican Congress and state governorships. The resulting gridlock, has impeded the progress of structural reforms in Mexico.

On July 2, 2006, Mexico held Presidential and Federal Congressional elections and Felipe Calderón Hinojosa, the PAN candidate, has emerged as the winner by a very narrow margin. However, the Partido de la Revolución Democrática (the Revolutionary Democratic Party) or PRD, the leading opposition party, may contest the results of the election and generate uncertainty which may have an adverse effect on economic developments in Mexico, including a possible adverse effect on our financial condition, results of operations and prospects.

High levels of inflation and high interest rates in Mexico could adversely impact our financial condition and results of operation

In the past, Mexico has experienced high levels of inflation and high domestic interest rates. Increases in interest rates and high levels of inflation could adversely impact the Mexican economy. These events could adversely affect the business, financial condition, results of operations and prospects of the Company.

Restrictive exchange control policy

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

Simec’s financial statements are prepared in accordance with Mexican GAAP, and therefore may not be directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. See Note 19 to the Consolidated Financial Statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company.

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

In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that Simec produces from all countries with the exception of those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and are currently 9%. There can be no assurances that these tariffs will not be further reduced or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries.

Item 4.       Information on the Company

History and Development of the Company

General

Simec is a mini-mill steel producer based in Mexico that manufactures a broad range of small and medium-sized structural steel products. Simec’s products are used primarily in the residential, commercial and industrial construction markets. Simec believes that most of its products are used by the small and mid-market end-users that represent a substantial portion of the Mexican non-flat steel market. Simec currently owns and operates (i) Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco, (ii) a mini-mill in Mexicali, Baja California Norte, (iii) a mini-mill in Apizaco, Tlaxcala, (iv) a melt shop in Cholula, Puebla, all of these facilities are owned through Simec’s indirect wholly-owned subsidiary, Simec International, S.A. de C.V. (“SI”) and (v) steelmaking centers in Canton and Lorain, Ohio, and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which are owned through Simec’s majority-owned subsidiary, Republic. Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Its telephone number is 52-33-1057-5757.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH. In June 2001, Industrias CH acquired additional common shares held by certain of Simec’s bank creditors that, in connection with the transaction, converted approximately $95.4 million of bank debt ($90.2 million of principal and $5.2 million of interest) into common shares of Simec increasing its interest in Simec to approximately 82.5%. Industrias CH has subsequently increased its equity position through various conversions of debt to equity and capital contributions and at May 31, 2005, held an 85% interest in Simec.

In 2004, Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees of the Mexican steel-making facilities of Industriás Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total net investment in this transaction was approximately U.S. $122 million (which amount excludes value added tax of approximately $16 million which was paid in 2004 and recouped from the Mexican government in 2005), funded with internally generated resources of Simec and capital contributions from Industrias CH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

In 2005, Simec and its parent company, Industrias CH, acquired 100% of the stock of Republic, a producer of SBQ steel in the United States. Simec, Industrias CH’s largest subsidiary, acquired 50.2% of Republic’s stock through its majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through Industrias CH that has since been repaid in full. Republic operates six production plants located in Ohio, Indiana and New York; and one facility in Ontario, Canada.

Principal Capital Expenditures and Divestitures

Simec seeks to improve its operating efficiency and increase sales of its products through capital investments in new equipment and technological improvements. In 2005, Simec spent $46.4 in capital investments. Projects at the Guadalajara facilities in 2005 included the addition of a railroad weighing-machine and improvements to the warehouse. Projects at the Mexicali facility in 2005 included the addition of a cold bed for the rolling mill, special site for dust and a co-jet system for the melt shop in order to increase productivity and reduce energy consumption. Projects at the Apizaco facility included the addition of a Straightengeen Line for the rolling mill and an inspection system for the rolling mill. During the period from July 22, 2005 to December 31, 2005, Republic’s, Simec’s majority-owned subsidiary, capital investments were $34.4 million. This includes $17.8 million for the new five strand combined billet/bloom caster located at Republic’s Canton, Ohio facility. The remainder is associated with the Canton melt shop, maintenance capital and infrastructure improvements and modernization.

In 2004, Simec spent $109.7 in capital investments ($107.5 million of which was allocable to the property, plant and equipment of the Apizaco and Cholula facilities). Projects at the Guadalajara facilities in 2004 included the addition of a reheating furnace and a new stand for the rolling mill. Projects at the Mexicali facility in 2004 included the addition of a special site for dust.

In 2003, Simec spent $5.4 million in capital investments. Projects at the Guadalajara facility included the addition of a slitting system in order to increase production at the rolling mill. Projects at the Mexicali facility in 2003 included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. In 2002, Simec spent $0.7 million in capital investments. Projects at the Guadalajara facility included the addition of a digital regulation system to the electric arc furnace in order to reduce energy consumption at the melt shop. Projects at the Mexicali facility include improvements to the warehouse. Simec expects to invest $9.4 million in capital improvements at its facilities in Mexico in 2006, including $7.7 million at the Apizaco facility, $1.4 million at the Mexicali facility and $0.3 million at the Guadalajara facility. Anticipated Republic capital investments are $34.1 million at its facilities in 2006, including $23.4 million at the Canton, Ohio facility, $9.2 million at the Lorain, Ohio facility, $0.5 million at the Lackawanna, New York facility, $0.4 million at the Massillon, Ohio facility, $0.1 million at the Hamilton, Ontario, Canada facility, $0.2 at the Gary, Indiana facility and $0.3 million at their corporate location in Fairlawn, Ohio.

Business Overview

Simec’s primary strategic objective is to be Mexico’s leading producer of a broad range of small- and medium-sized structural steel profiles and steel bars. Simec’s operating strategy is to maximize the flexibility of its manufacturing facilities, expand capacity, minimize production costs and continuously improve product and process quality as well as customer service. Its marketing and distribution strategy focuses on distributors serving the small and mid-market end-users who represent a substantial portion of the Mexican non-flat steel market. Simec believes that its ability to produce a wide range of products in competitively-priced small order volumes is an important means by which Simec differentiates itself from its major domestic and international competitors. Simec consummated the acquisition of the new facilities at Apizaco and Cholula to expand Simec’s geographic presence in Mexico and, as the products manufactured by those facilities and the markets they serve are similar to those of Simec’s existing operations, to improve Simec’s market position and increase its sales volumes and profitability. Simec consummated the acquisition of Republic to expand its presence in the United States’ SBQ steel market. Republic’s SBQ products are used across a broad range of highly engineered end-user applications, including axles, wheel hubs and crankshafts for cars and light trucks; and critical components for heavy trucks, capital equipment and the energy market.

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

Simec operates the Guadalajara mini-mill through its indirect wholly-owned subsidiary, SI. At December 31, 2005 the Guadalajara facility’s annual installed capacity of steel billet was 350,000 tons, and its annual installed capacity of finished product was 480,000 tons. Simec operated the Guadalajara mini-mill at 87% capacity for billet production and 82% capacity for finished product production in 2005.

Simec conducts the operations of the Mexicali mini-mill through its indirect wholly-owned subsidiary, SI. The Mexicali mini-mill commenced operations in 1993 and at December 31, 2005 had an annual installed capacity of 430,000 tons of steel billet and its annual installed capacity of finished product was 250,000 tons. Simec operated the Mexicali mini-mill at 90% capacity for billet production and 81% capacity for finished product production in 2005. Simec originally invested approximately $140 million to build the Mexicali mini-mill and has invested additional amounts in capital improvements. Simec invested an additional $4.9 million, $0.1 million and $3.6 million in capital improvements at the Mexicali facility in 2003, 2004 and 2005, respectively.

Simec operates the Apizaco facility through its indirect wholly-owned subsidiary, SI. At December 31, 2005, the Apizaco facility’s annual installed capacity was 380,000 tons of steel billet and 300,000 tons of finished product. Simec operated the Apizaco facility at 99% capacity of steel billet and 90% for finished product production in 2005.

Simec operates the Cholula facility through its indirect wholly-owned subsidiary, SI. At December 31, 2005, the Cholula facility’s annual installed capacity was 180,000 tons of finished product. Simec operated the Cholula facility at 85% capacity for finished product production in 2005.

Simec operates the Lorain, Ohio facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Lorain facility’s annual installed capacity was 1,169,380 tons of steel billet and 838,253 tons of finished product. During the period of July 22 to December 31, 2005, the Lorain facility, was operated at 82.5% capacity of steel billet and for finished product, 64.6% for 9-10” rolling mill and 75.7% for 20” mill finishing and shipping production.

Simec operates the Canton, Ohio facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Canton facility’s annual installed capacity was 786,542 tons of steel billet. During the period of July 22 to December 31, 2005, the Canton facility was operated at 94.2% capacity of steel billet.

Simec operates the Lackawanna, New York facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Lackawanna facility’s annual installed capacity was 544,320 tons of finished product. During the period of July 22 to December 31, 2005, the Lackawanna facility was operated at 91.9% capacity of finished product.

Simec operates the Massillon, Ohio facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Massillon facility’s annual installed capacity was 125,194 tons of finished product. During the period of July 22 to December 31, 2005, the Massillon facility was operated at 74.9% capacity of finished product.

Simec operates the Gary Dunes, Indiana facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Gary Dunes facility’s annual installed capacity was 70,762 tons of finished product. During the period of July 22 to December 31, 2005, the Gary Dunes facility was operated at 61.7% capacity of finished product.

Simec operates the Hamilton, Ontario, Canada facility through its majority-owned subsidiary, Republic. At December 31, 2005, the Hamilton facility’s annual installed capacity was 58,968 tons of finished product. During the period of July 22 to December 31, 2005, the Hamilton facility was operated at 57.4% capacity of finished product.

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

Simec also manufactures cold drawn rods. These rods are used to manufacture industrial products requiring steel with special properties, such as tensile strength and flexibility. Products of this type include automobile axles, screws and bolts. Rebar is used primarily for strengthening concrete in highways, buildings and other construction applications. In 2001, the Company began production at the Guadalajara facility of additional widths of hexagonal bars, lighter channels of a width of 5 inches and wider ranges of widths of spring flat bars. In 2002, the Company began production at the Guadalajara facility of additional widths of spring flat bars and round bars-SBQ.

Simec, through its majority-owned subsidiary, Republic, manufactures hot rolled bars, cold finished bars, semi-finished seamless tube rounds and other semi-finished trade products. Republic operates steelmaking centers in Canton and Lorain, Ohio, and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, Canada. I-beams, channels, structural angles (angles greater than three inches width) and rebar are generally sold to construction contractors, fabricators, steel service centers and manufacturers who cut, bend, shape and fabricate the steel to meet engineering or end product specifications. The construction industry uses these products primarily in the manufacture of commercial buildings and residential housing, as well as in the manufacture of a wide variety of industrial products. Round and square rods and flat bar are used to manufacture a wide variety of products, including gratings, steel floors and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment.

The following table sets forth, for the years indicated, Simec’s sales volume for basic steel products. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2005 and the sales of products manufactured at the Republic facilities from July 22 to December 31, 2005.

Total Basic Steel Sales Volume(1)

	Years ended December 31,
	(Thousands of tons)
	2003	2004	2005
Basic Steel Products
I-Beams	83.8	76.1	82.2
Channels	50.7	58.9	59.7
Angles(2)	108.5	135.7	222.6
Steel Bars (round, square and hex rods)	174.6	189.0	196.0
Hot-rolled bars	0.0	0.0	404.0
Cold Drawn	17.1	15.7	105.6
Rebar	139.0	191.9	239.1
Flat Bar	45.7	91.7	188.5
Semi-finished seamless tube rounds	0.00	0.00	165.2
Other semi-finished trade products	0.00	0.00	43.3
Other	8.8	14.3	1.9
Total Steel Sales	628.2	773.3	1,708.1
_________________
(1)	Includes both domestic and export sales.
(2)	Angles include structural angles and commercial angles.

The following table sets forth, for the years indicated, Simec’s proportionate domestic and export steel sales. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2005 and the sales of products manufactured at the Republic facilities from July 22 to December 31, 2005.

Steel Sales By Region

	Sales Within Mexico			Sales Outside of Mexico(2)
	Years ended December 31,
	2003	2004	2005	2003	2004	2005
I-Beams	99%	100%	99%	1%	0%	1%
Channels	81%	80%	81%	19%	20%	19%
Angles(1)	89%	95%	94%	11%	5%	6%
Steel Bars (round, square and hex rods)	96%	91%	29%	4%	9%	71%
Hot-rolled bars	0%	0%	0%	0%	0%	100%
Cold Drawn	96%	95%	40%	4%	5%	60%
Rebar	67%	71%	66%	33%	29%	34%
Flat Bar	89%	95%	98%	11%	5%	2%
Semi-finished seamless tube rounds	0%	0%	0%	0%	0%	100%
Other semi-finished trade products	0%	0%	0%	0%	0%	100%
Other	100%	100%	100%	0%	0%	0%
Total (weighted average)	87%	87%	53%	13%	13%	47%
_________________
(1)	Angles include structural angles and commercial angles.
(2)	Includes sales principally to the United States and Canada.

The following tables set forth, for the years indicated, selected operating data for Simec’s steel production facilities.

Guadalajara Mini-Mill

	Years ended December 31,
	2003	2004	2005
Steel Sales (000’s tons)	430.3	463.4	407.1
Average finished product price per ton	Ps. 4,620	Ps. 7,327	Ps. 6,513
Average scrap cost per ton	1,702.1	2,756.2	2,327.4
Average manufacturing conversion cost per ton of finished product(1)	1,357.3	1,377.5	1,634.5
Average manufacturing conversion cost per ton of billet(1)	842.4	954.5	1,043.3

Mexicali Mini-Mill

	Years ended December 31,
	2003	2004	2005
Steel Sales (000’s tons)	197.9	181.3	210.1
Average finished product price per ton	Ps. 4,282	Ps. 6,986	Ps. 5,644
Average scrap cost per ton	1,364.5	2,032.4	2,020.7
Average manufacturing conversion cost per ton of finished product(1)	1,285.8	1,416.4	1,505.9
Average manufacturing conversion cost per ton of billet(1)	811.3	851.3	901.8

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2004(2)	2005
Steel Sales (000’s tons)	155.6	416.0
Average finished product price per ton	Ps. 7,772	Ps. 6,589
Average scrap cost per ton	3,092	2,727.7
Average manufacturing conversion cost per ton of finished product(1)	2,120.7	2,077.8
Average manufacturing conversion cost per ton of billet(1)	1,418.8	1,406.4

Republic

July 22 - December 31
2005(3)
Steel Sales (000’s tons)	674.9
Average finished product price per ton	Ps. 8,245
Average scrap cost per ton	Ps. 1,799.9
Average iron ore pellet cost per ton	646.7
Average manufacturing conversion cost per ton of finished product(1)	5,033.2
Average manufacturing conversion cost per ton of billet(1)	3,729.1
_____________
(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.
(2)	Reflects sales of products from August 1, 2004, the acquisition date, through December 31, 2004.
(3)	Reflects sales of products from July 22, 2005, the acquisition date, though December 31, 2005.

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

In the steel production process, Simec uses ferrous scrap to produce its finished steel products. Simec melts ferrous scrap in an electric arc furnace to produce molten steel, to which alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction, and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. In addition to producing billets, the Canton, Ohio facility, operated by Simec’s majority-owned subsidiary, Republic, also produces blooms.

Simec’s Guadalajara facilities and equipment include one improved DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2005, the Guadalajara mini-mill produced 304,295 tons of steel billet and 393,958 tons of finished product.

In 1993, Simec began operations at its mini-mill located in Mexicali, Baja California. The mini-mill is located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles. Simec’s Mexicali facilities and equipment include one EBT DEMAG electric arc furnace utilizing water-cooled sidewalls and roof, one DEMAG four-strand continuous banana caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali mini-mill is used primarily by the Guadalajara mini-mill. In 2005, the Mexicali mini-mill produced approximately 385,873 tons of billet, of which 104,415 tons were used by the Guadalajara mini-mill, 60,124 tons were used by the Apizaco mini-mill and 12,870 tons were sold to third parties. In 2005, the Mexicali mini-mill produced 201,607 tons of finished product. The decision to locate the new mini-mill in Mexicali was based upon a number of factors, including proximity to new domestic and foreign markets, work force quality and proximity to stable sources of scrap, electricity and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities.

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

In 2003, 63% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 14% were steel bars (round, square and hex rods) and the remaining 8% were other products, principally merchant bar and channels. In 2004, 71% of the products produced at the Mexicali mini-mill were rebar, 11% were angles, 10% were steel bars (round, square and hex rods) and the remaining 8% were other products, principally merchant bar and channels. In 2005, 66% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 9% were steel bars (round, square and hex rods) and the remaining 10% were other products, principally merchant bar and channels

Simec has operated the Apizaco facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Simec’s Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous banana caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 380,000 tons of steel billet and an annual installed capacity of finished product of 300,000 tons. From August 1, 2004 to December 31, 2004, the Apizaco mini-mill produced 156,742 tons of steel billet and 115,740 tons of finished product. In 2005, the Apizaco mini-mill produced 377,832 tons of steel billet of which 3,685 tons were used by the Guadalajara mini-mill and 271,328 tons of finished products.

Simec has operated the Cholula facility since August 1, 2004. Simec’s Cholula facilities and equipment include stands for a cold rolling mill and a turning machine for paling bars. This facility has an annual installed capacity of finished product of 180,000 tons. From August 1, 2004 to December 31, 2004, the Cholula facility produced 51,682 tons of finished product. In 2005, the Cholula facility produced 153,847 tons of finished product.

During the August 1 through December 31, 2004 period, 23% of the products produced at the Apizaco and Cholula facilities were rebar, 23% were angles, 26% were steel bars (round, square and hex rods) and the remaining 28% were other products, principally merchant bar. In 2005, 17% of the products produced at the Apizaco and Cholula facilities were rebar, 23% were angles, 17% were steel bars (round, square and hex rods) and the remaining 43% were other products, principally merchant bar and cold drawn.

The Lorain, Ohio facility, operated by Simec’s majority-owned subsidiary, Republic, operates an integrated steel mill which produces iron in a blast furnace, and then converts a mixture of liquid iron and steel scrap into steel in a BOP (basic oxygen process) furnace. The primary raw materials used in our Lorain blast furnace are (i) iron ore pellets, which are a concentrated form of iron ore, (ii) coke, which is a product produced by baking specific types of coal at high temperature, and (iii) limestone or other cleansing materials, which are necessary to remove impurities in the material. In addition, scrap material is often used to supplement iron ore. We operate one blast furnace, in which iron ore, carbon material (coke) and the cleansing or “flux” material are heated to temperatures in excess of 2,500 degrees Fahrenheit. The high temperature causes a chemical reaction between the iron and carbon creating pig iron or hot metal. The flux material combines with impurities to create a by-product called slag. Special rail vehicles then transfer the hot metal in liquid form to the Lorain melt shop, which operates two 220-ton basic oxygen furnaces. Sulfur is removed from the hot metal and the hot metal is mixed with high quality scrap. This mixture is injected with oxygen that causes another chemical reaction that converts the pig iron or hot metal into molten steel, which is then poured into ladles. The ladles are transported to a ladle metallurgy facility where alloying agents and other refining materials may be added and blended into the steel. In addition, for some applications, the molten steel may be processed in a vacuum degasser to reduce oxygen, hydrogen and nitrogen. The molten steel is then poured into either a five-strand continuous bloom caster or six-strand billet caster through which the steel flows and cools. The cooled blooms or billets solidify, then are cut to length before further processing. The casters produce round blooms and billets that are feedstock for hot-rolled seamless tube products or rectangular blooms or square billets that are transported to one of three bar mills that convert the blooms or billets into finished cut-length or coiled bars for the marketplace.

Simec has operated the Republic facilities since July 22, 2005. Simec’s Republic facilities have an annual installed capacity of 1,955,923 tons of billet and 1,637,496 tons of finished product. From July 22, 2005 to December 31, 2005, the Republic facilities (Lorain, Ohio and Canton, Ohio) produced 680,219 tons of steel billet, of which 165,201 tons were sold as tube rounds and 43,273 were sold as semi-finished product. The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, the Republic facilities produced 453,509 tons of hot-rolled bar, of which 49,624 tons were used by the cold finish facilities. The Republic facilities produced 69,764 tons of cold finish bars.

During the period from July 22, 2005 to December 31, 2005, 60% of the products produced at the Republic facilities were hot-rolled bars, 9% were cold-finished bars, 25% were semi-finished seamless tube rounds and 6% were other semi-finished trade products.

The production levels and capacity utilization rates for Simec’s melt shops and rolling mills for the years indicated are presented below. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities from August 1, 2004 through December 31, 2004. These figures reflect the sales of the products manufactured at the Republic facilities from July 22, 2005 through December 31, 2005.

Production Volume and Capacity Utilization

	Years ended December 31,
	(Tons in thousands)
	2003	2004	2005
Melt shops
Steel billet production	705.9	877.5	1,748.2
Annual installed capacity(1)	780.0	1,160.0	3,115.9
Effective capacity utilization	90.5%	93.5%	89.6%
Rolling mills
Total production	598.1	766.0	1,544.0
Annual installed capacity(1)	730.0	1,210.0	2,847.5
Effective capacity utilization	81.9%	82.4%	80.6%
_________________
(1)
Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as at December 31 for each year. The percentage of effective capacity utilization for 2004 is determined in the case of Apizaco and Cholula facilities based on utilization over the period from August 1 to December 31, 2004. The percentage of effective capacity utilization for 2005 is determined in the case of Republic facilities based on utilization over the period from July 22 to December 31, 2005.

Simec’s production for the years ended 2005, 2004 and 2003 represented an estimated 16%, 12% and 10%, respectively, of Mexican non-flat steel production, based upon production figures compiled by Mexico’s National Steel and Iron Industry Chamber (Camara Nacional de la Industria del Hierro y del Acero, “Canacero”).

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. Management believes that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions Simec to meet the exacting standards required by its customers. Simec is engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work.  The new facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 16, 2004 to January 15, 2007.

Republic, Simec’s majority-owned subsidiary, is currently QS-9000 certified. QS-9000 sets forth a standard set of quality requirements for components and materials suppliers to the automotive industry. Certification requirements vary in scope and generally take between three and twelve months to achieve. Frequently, the qualification process requires a producer to supply one or more trial heats of SBQ products for customer evaluation, although some customers have longer pre-qualification requirements. The QS-9000 standard will no longer be a certification standard as of December 15, 2006. Suppliers currently certified under QS-9000 will need to update their certifications to comply with the ISO/TS 16949 standard. Republic is currently actively working toward transitioning to this standard. The ISO/TS 16949 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. All of our facilities are actively pursuing this certification.

Republic is also currently ISO 14001 certified. This certification is a voluntary international standard that defines the organizational structure, responsibilities, procedures, processes and resources for implementing environmental management systems (EMS). It requires the development of an environmental policy statement which includes commitments to prevention of pollution, continual improvement of the EMS leading to improvements in overall environmental performance and compliance with applicable statutory and regulatory compliance. Most of Republic’s automotive customers require that we have this certification. All of Republic’s facilities are currently ISO 14001 certified. The certification is effective until November 2007. Republic’s ISO 14001 certified environmental management system helps reduce the risk of future environmental liabilities by assuring that current environmental practices are proper. It assures management’s commitment to compliance, a structure and discipline in the way in which it evaluates Republic’s business’ potential environmental impacts, and provides a focus for compliance improvement throughout the company.

Sales and Distribution

Simec distributes its steel products throughout Mexico and exports its steel products primarily to the United States. Simec also exports steel products in Central and South America, Canada and Europe. Simec believes that more than half of its steel products are sold to the construction sector, with the remaining amounts being sold to the manufacturing, electrical, mining and automotive industries. Republic’s SBQ steel products are sold primarily in the United States, Canada and Mexico to domestic and Japanese transplant automotive manufacturers, their first and second tier suppliers and to customers in the forging, seamless pipe, and steel distribution markets.

Simec’s basic domestic steel sales are made through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through Simec’s wholly owned distribution center in Guadalajara. Simec believes its distribution center is an important source of information concerning customer needs and market developments. By working through its distributors, Simec believes that it has established and can maintain market leadership with small and mid-market end-users throughout Mexico. Simec believes that its domestic customers are highly service-conscious. Simec has built upon this strategy in marketing products from the Mexicali mini-mill. In 2004 and 2005, no single customer accounted for 10% or more of Simec’s total steel sales. Simec’s management believes that it is not dependent on any single customer and that it could replace lost sales attributable to any customer given similar market conditions.

Simec distributes its exports from Mexico primarily through independent distributors who also carry other steel companies’ product lines. Simec employs three full-time employees who are dedicated exclusively to exports. Republic markets its SBQ products through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the U.S.

During 2004 and 2005, orders for Simec’s products were received on average approximately two weeks before those products were produced. Accordingly, Simec does not believe that backlog is a significant factor in its business. A substantial portion of Simec’s production is ordered by its customers prior to production. There can be no assurance that significant levels of pre-production sales orders will continue.

Orders for Republic’s SBQ steel products are generally filled within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules.

Republic’s facilities are strategically located to serve the majority of consumers of SBQ products in the U.S. Republic ships products between its mills and finished products to customers by rail and truck. Customer needs and location dictate the type of transportation used for deliveries. The proximity of Republic’s rolling mills and cold finishing plants to its customers allows it to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements. We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more and more SBQ product consumers reduce their in-plant raw material inventory. We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and utilizing “backhauling” of scrap and other raw materials.

Competition

The markets in which Simec competes are highly competitive and recent weakness in the steel industry globally has heightened competition. Some of Simec’s competitors maintain larger stocks of inventory and are able to provide their products to customers faster than Simec and may be better positioned to withstand weak market conditions and to respond more rapidly to strengthening market conditions. Simec believes that it competes in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, it competes in the domestic market based upon its responsiveness to customer delivery requirements. Simec believes that it is one of the lowest cost producers of non-flat steel products in Mexico and is also one of the lowest cost producers of non-flat steel products in the export markets in which it competes. Simec endeavors to enhance its competitive position in Mexico by working closely with its distributors and adjusting its production schedule to meet customer requirements. Through its flexible production facilities, Simec is able to respond quickly to the demand for its products. Simec also believes that the geographic locations of its various facilities throughout Mexico and large variety of products help it to maintain its competitive market position in Mexico and in the states bordering Mexico. Simec believes that its Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

Based on information compiled by Canacero, Simec believes that it is the sole Mexican producer of 5-inch, 6-inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 75,894 tons, or 10%, and approximately 82,223 tons, or 5%, of Simec’s total finished product sales in 2004 and 2005, respectively.

In 2005, Simec sold 198,872 tons of I-beams, channels and angles at least 3 inches in width (including the 82,223 tons of I-beams described above) which represented approximately 12% of Simec’s total finished product sales for the year. In 2004, Simec sold 181,890 tons of I-beams, channels and angles at least 3 inches in width (including the 75,894 tons of I-beams described above) which represented approximately 24% of Simec’s total finished product sales for the year. Simec believes that the domestic competitors in the market for these structural profiles are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V., Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdao, S.A. Based on information compiled by Canacero, Simec estimates that its share of domestic production of structural profiles was 71% in 2005 and 64% in 2004.

In 2005, Simec sold 703,974 tons of steel bar (including specialty steel bars), compared to 200,460 tons in 2004. Based on information compiled by Canacero, Simec believes that its share of domestic production of steel bar was 41% in 2005 and 37% in 2004. Simec’s other major product lines are rebar and commercial profiles (angles less than 3 inches in width and flat bar), for which Simec’s share of domestic production in 2005 was 7% and 88%, respectively, compared to 6% and 40%, respectively, in 2004. Rebar and merchant bars together accounted for approximately 596,820 tons, or 35%, of Simec’s total production of finished steel products in 2005, compared to approximately 390,947 tons, or 46%, in 2004. Simec competes in the domestic market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belco Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

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

The markets in which Republic, Simec’s majority-owned subsidiary, competes are highly competitive. It competes primarily with both domestic and import SBQ producers including mini-mills. Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills. Foreign competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong as compared with foreign currencies. The principal areas of competition in our markets are product quality and range, delivery reliability, service and price. Special chemistry and precise processing requirements characterize SBQ products. Maintaining high standards of product quality, while keeping production costs competitive is essential to our ability to compete in our markets. We believe that we have the widest selection of product grades and sizes in our industry and in many cases provide “niche” products to our customer base that our U.S. domestic competitors cannot provide. The ability of a manufacturer to respond quickly to customer orders currently is, and is expected to remain, important as customers continue to reduce their in-plant raw material inventory.

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

Simec believes its principal competitors in the United States market, depending on the product, include Nucor Corporation, Niagara LaSalle, Mac Steel, Mittal Steel, Charter Steel, Steel Dynamics, Inc. and Timken. Simec believes that these companies, as a result of their location within the United States and their maintenance of large levels of inventory, are able to provide their products to their customers faster than Simec.

Changes in the exchange rate between the peso and the dollar that do not fully reflect the difference in inflation rates between Mexico and the United States could adversely affect Simec’s production cost. Following a significant devaluation of the peso in 1995, and a large decrease in domestic demand for steel products, Simec commenced an aggressive export program in order to take advantage of relatively higher prices (in peso terms) of steel products and to offset the decline in domestic consumption. As a result, in 1995, Simec’s export sales were 226,825 tons, representing 37% of total basic steel sales in tons. In subsequent years, as domestic demand increased in Mexico and the relative difference (in peso terms) in steel prices between the U.S. and Mexican markets decreased, and Simec’s relative margins on exports versus domestic sales consequently decreased, Simec refocused its efforts on the domestic market. Exports declined significantly in years subsequent to 1995, although in 2003, exports were 80,744 tons, or 13% of total basic steel sales in tons sold versus 80,182 tons, or 13% of total basic steel sales in tons sold in 2002, in each case higher than in the immediately preceding years. Exports of basic steel products increased to 97,126 tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 tons in 2003. Exports (including sales by U.S. subsidiaries) of basic steel products increased 733% to 809,083 metric tons in 2005 (including 19,261 tons relating to the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in the same period of 2004 (including 12,394 metric tons relating to the newly acquired plants in Apizaco and Cholula).

Raw Materials

Ferrous scrap, electricity, ferroalloys and refractory products are the principal materials used in the manufacture of Simec’s steel products. Among these, ferrous scrap is the most important for the production of steel and accounted for approximately 56% and 59% of Simec’s direct cost of sales in 2005 and 2004, respectively in the Mexico facilities and 17.5% of direct costs of sales from July 22, 2005 to December 31, 2005 in the Republic facilities. During the period from July 22, 2005 to December 31, 2005, Republic utilized iron ore pellets and coke in their Lorain, Ohio facility. The iron ore pellets and coke made up 9.3% and 10.7%, respectively, of their direct costs. In 2005, in the Mexico facilities no tons of billet were acquired from third parties and 741 tons of hot-rolled bars were acquired by Republic from third parties for the period from July 22, 2005 to December 31, 2005. In 2004, 18,158 tons of billet were acquired from third parties. Ferrous scrap is principally generated from automobile, industrial, naval and railroad scrap. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond the control of Simec. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

Simec purchases raw scrap from peddlers and scrap dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at its Guadalajara, Mexicali and Apizaco facilities. Simec meets its refined ferrous scrap requirements through three sources: (i) Simec’s wholly owned scrap processing facilities, which in the aggregate provided Simec with approximately 5% and 6% of its refined scrap tonnage in 2005 and 2004, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States which in the aggregate provided Simec with approximately 84% and 11% in 2005, respectively, and approximately 64% and 30% in 2004, respectively, of its refined ferrous scrap requirements. Simec is a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions and, by primarily dealing directly with small Mexican scrap collectors, Simec believes it has been able to acquire scrap at prices lower than those in the international and domestic markets. Republic purchases scrap on the open market through a number of brokers or directly from scrap dealers. Republic is not dependent on any single scrap supplier to meet its scrap requirements.

Republic purchases iron ore pellets and coke. These are the principle raw materials used in its blast furnaces. Iron ore pellets and coke accounted for approximately 20.0% of its direct costs for the period from July 22, 2005 to December 31, 2005. Republic purchases 100% of its iron ore pellet and a portion of its coke requirement from U.S. Steel Corporation. The remainder of its coke requirement is purchased in the open market.

Ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of Simec’s direct cost of sales in 2005 and 11% in 2004 in the Mexico facilities and 22.3% of direct costs of sales from July 22, 2005 to December 31, 2005 in the Republic facilities. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. Simec buys most of its manganese ferroalloys from Compañía Minera Autlán, S.A., with the remainder purchased from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V. Simec obtains electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., and Graphite Electrode Sales. Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. Simec purchases its refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V. Republic purchases most of its ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD. Republic purchases its electrodes from SGL Carbon, LLC.

Electricity accounted for approximately 10% of Simec’s direct cost of sales in 2005 and 9% of direct cost of sales in 2004 and is supplied by the Comisión Federal de Electricidad (“CFE”) in the Mexico facilities, and 3.6% of direct costs of sales from July 22, 2005 to December 31,2005 in the Republic facilities and is supplied by American Electric Power (AEP) and Ohio Edison. Simec, like all other high volume users of electricity, pays special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, Simec has modified its production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on the business of Simec. From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”). The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2006, the Mexicali facility entered into a new contract with Sempra for the period May through October 2006.

Natural gas consisted of approximately 1.2% of the direct costs of Simec’s facilities in Mexico. Simec uses natural gas cash-flow exchange contracts or swaps where it receives a floating price however it pays a fixed price for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets. Fluctuations in natural gas prices from volume consumed are recognized as part of the Company’s operating costs. As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 6 to the Consolidated Financial Statements, the Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2005 and 2004 the fair value of the natural gas swap designated for hedging exposure of future gas consumption for the remaining period of January 2004 to December 2006 in terms of fluctuations in natural gas prices, were recognized within the comprehensive income account in stockholders’ equity.

Natural gas consisted of approximately 9.0% of Republic’s direct costs for the period from July 22, 2005 through December 31, 2005. Republic has a hedging policy to manage its exposure to natural gas price fluctuations when practical. During 2005, the Company began using cash flow hedges with respect to natural gas. The Company’s policy includes establishing a risk management philosophy and objectives designed to cap the Company’s exposure to the extreme price volatility of natural gas and thereby limiting the unfavorable effect of price increases on the Company’s operating costs. The Company does not enter into contracts for the purpose of speculation. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging.” At December 31, 2005, the Company held cash flow hedges for natural gas with the effective portion of such instruments reflected in accumulated other comprehensive loss.

North American Free Trade Agreement

On January 1, 1994, NAFTA became effective. NAFTA established a free trade zone among Mexico, Canada and the United States and has removed over time customs duties imposed on goods traded among the three countries, removed or relaxed many investment restrictions, liberalized trade in services, provided a specialized means for settlement of, and remedies for, trade disputes arising under NAFTA, promoted trilateral regional and multilateral cooperation, and has resulted in new laws and regulations to further these goals. Certain provisions of NAFTA were phased in over a number of years. NAFTA is further intended to provide Mexican exports with permanent access to U.S. and Canadian markets. NAFTA is intended to increase foreign investment in Mexico by its elimination of certain restrictions on foreign ownership. As a result of these two factors, NAFTA is anticipated over the long term to have a favorable effect on employment, wages and economic growth in Mexico. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs on certain imported goods and protection of certain industries from foreign competition have been reduced or eliminated.

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

Simec has obtained necessary general operating licenses from the environmental authorities and the sanitation authorities, including a Soil Usage License, a Waste Water Discharge Registration and a Statement for Hazardous Waste. Simec is required to provide an environmental impact report for each project that contains the architectural designs, the environmental impact of the project and proposed measures to minimize such impact. The SEMARNAT and state environmental authorities have the right to make periodic inspections. In addition, Simec is required to provide the SEMARNAT with periodic reports regarding its compliance with the Ecological Law and the regulations thereunder. These reports require, among other things, information with respect to environmental protection controls and the disposition of industrial waste. The Apizaco and Cholula facilities had received a certification of clean industry from SEMARNAT, and are in the process of renewing this certification which has since expired. Both facilities have a grace period, which ends at the end of October 2006, to address comments received from SEMARNAT. The Company anticipates that it will be able to address all of SEMARNAT’s comments within this period. Failure to meet the deadline would subject the facilities to greater monitoring by SEMARNAT.

The operations of Republic are subject to a broad range of environmental laws and regulations, including those governing the following: discharges to the air, water and soil; the handling and disposal of solid and hazardous wastes; the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and the investigation and remediation of contaminated soil and groundwater. Republic monitors compliance with these laws and regulations through its environmental management system, and believe that we currently are in substantial compliance with them. However, it is possible that changes in these laws and regulations could change or their interpretation or enforcement could cause Republic to have to invest in additional capital to remain in compliance with future requirements.

Organizational Structure

Simec is a subsidiary of Industrias CH, which holds an approximate 85% controlling interest in Simec. The following table shows Simec’s corporate structure as of May 31, 2006. The table also shows, for each company, its jurisdiction of incorporation, and the approximate percentage equity ownership interest of its direct parent company shown on the table.

	Percentage of Equity Owned	Jurisdiction of Incorporation
- Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	Mexico
- Arrendadora Simec, S.A. de C.V.	100%	Mexico
- Simec International, S.A. de C.V.	100%	Mexico
- Controladora Simec, S.A. de C.V.	100%	Mexico
- SimRep Corporation	50.22%	Delaware
- PAV Republic, Inc.	50.22%	Delaware
- Republic Engineered Products, Inc.	50.22%	Delaware
- Republic Machine, LLC	50.22%	Delaware
- Republic N&T Railroad, Inc.	50.22%	Delaware
- Republic Canadian Drawn, Inc.	50.22%	Canada
- Undershaft Investments, N.V.	100%	Netherlands Antilles
- Pacific Steel, Inc.	100%	California
- Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	Mexico
- Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%	Mexico
- Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	99.99%	Mexico
- Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	Mexico
- Procesadora Mexicali, S.A. de C.V.	99.99%	Mexico
- Servicios Simec, S.A. de C.V.	100%	Mexico
- Sistemas de Transporte de Baja California, S.A. de C.V.	100%	Mexico
- Operadora de Metales, S.A. de C.V.	100%	Mexico
- Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	Mexico
- Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	Mexico
- Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100%	Mexico
- Administradora de Cartera de Occidente, S.A. de C.V.	99.99%	Mexico

Property, Plants and Equipment

Simec’s principal facilities consist of a steel mini-mill in Guadalajara, Jalisco, a steel mini-mill in Mexicali, Baja California Norte, a steel mini-mill in Apizaco, Tlaxcala, a rolling mill in Cholula, Puebla, a melt shop facility in Canton, Ohio, U.S.A., a melt shop and hot-rolling facility in Lorain, Ohio, U.S.A., a hot-rolling facility in Lackawanna, New York, U.S.A., a cold finishing facilities in Massillon, Ohio, U.S.A., Gary Dunes, Indiana U.S.A. and Hamilton, Ontario, Canada. Simec owns these facilities.

The Company’s corporate offices are located next to the steel mini-mill in Guadalajara, Mexico. Simec also has various sales and distribution facilities throughout Mexico and scrap collection facilities in Tijuana and San Diego, California.

For a more complete description of Simec’s principal facilities and production equipment, see “—Production Process and Facilities” above.

Item 5.  Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differ significantly from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of net earnings and total shareholders’ equity. Under Bulletin B-10, financial data for all periods in the Consolidated Financial Statements and throughout the Annual Report have been restated in constant pesos as of December 31, 2005. For the years ended December 31, 2003, 2004 and 2005, the National Consumer Price Index increased approximately 4%, 5% and 3%, respectively.

Critical Accounting Policies and Estimates

The discussion in this section is based upon Simec’s financial statements, which have been prepared in accordance with Mexican GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and valuation allowance on accounts receivable. The Company evaluates periodically the adjusted values of its property, plant and equipment, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds future revenues or net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues or fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of the Company’s property, plant and equipment due to the characteristics of those assets. The class of the Company’s assets which most require complex determinations based upon assumptions and estimates relates to idle machinery.

With respect to valuation allowance on accounts receivable, on a periodic basis management analyzes the recoverability of accounts receivable in order to determine if, due to credit risk or other factors, some receivables may not be collected. If management determines that such a situation exists, the book value of the non-recoverable assets is adjusted and charged to the income statement through an increase in the doubtful accounts allowance. This determination requires substantial judgment by management. As a result, final losses from doubtful accounts could differ significantly from estimated allowances.

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

As margins in commodity businesses are generally low, Simec focuses very closely on controlling its direct cost of sales as well as its indirect manufacturing, selling, general and administrative expenses. Simec’s direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap. Scrap prices are generally determined by market supply and demand and as a result, Simec has limited ability to influence its scrap costs, as well as the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and finished product prices, although the degree and timing of this correlation varies from time to time and Simec may not always be able to fully pass along scrap and other raw material price increases to its customers. Simec’s ability to decrease its direct cost of sales as a percentage of net sales is largely dependent on its increasing productivity. Simec’s ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of Simec’s profitability.

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

Republic’s direct cost of sales largely consist of costs associated with production. Production costs in the Unites States are higher than in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used in the manufacture of SBQ steel.

Comparison of Years Ended December 31, 2005, 2004 and 2003

Net Sales

Simec’s net sales were Ps. 12,883 million in 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 2,732 million and the newly acquired plants of Republic of Ps. 6,220 million), Ps. 5,872 million in 2004 (including the net sales generated since August 1, 2004 by the newly acquired plants in Apizaco and Cholula of Ps. 1,233 million), and Ps. 3,028 million in 2003. This represented increases of 119% in 2005 compared to 2004 and 94% in 2004 compared to 2003. The increase in 2005 net sales versus 2004 resulted from the inclusion for the full year 2005 of net sales generated by the plants in Apizaco and Cholula acquired in August 2004, of Ps. 2,732 million as well as Ps. 6,220 million generated by the newly acquired plants of Republic in July 2005.  The increase in 2004 net sales versus 2003 net sales resulted from substantially higher prices for Simec’s basic steel products, reflecting global steel price increases, primarily in the second quarter of the year and from significantly higher production levels, largely resulting from the inclusion of production by the newly acquired Apizaco and Cholula facilities. Sales in tons of basic steel products increased 121% in 2005 to 1,708,140 tons (including 413,925 metric tons generated by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) from 773,297 tons in 2004, which in turn had increased 23% in 2004 (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula) from 628,243 tons in 2003. These year to year increases reflect Simec’s determination to produce at higher levels given existing demand and pricing for its products.

Exports (including sales by U.S. subsidiaries) of basic steel products increased 733% to 809,083 metric tons in 2005 (including 19,261 tons relating to the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in the same period of 2004 (including 12,394 metric tons relating to the newly acquired plants in Apizaco and Cholula) Exports of basic steel products in 2004 increased 20% versus 2003 to 97,126 tons (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula). Simec sold 14,487 tons of billet in 2005, 41,832 tons of billet in 2004 and 63,616 tons of billet in 2003. Billet sales do not contribute materially to Simec’s net sales or otherwise to its operating results.

The average price of steel products (excluding the sales of Republic) decreased 14% in real terms in 2005 versus 2004. The average price of steel products increased 63% in real terms in 2004 versus 2003, reflecting the significant global rise in overall demand and of finished product prices in 2004. The average price of steel products increased 18% in real terms in 2003, reflecting the global increase in finished product prices in 2003.

Direct Cost of Sales

Simec’s direct cost of sales was Ps. 10,304 million in 2005 (including Ps. 2,015 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,863 million relating to the newly acquired plants of Republic), Ps.  3,413 million in 2004 (including Ps. 862 million relating to the newly acquired plants in Apizaco and Cholula) and Ps. 1,989 million in 2003. This represented increases of 202% in 2005 compared to 2004 and of 72% in 2004 compared to 2003. Direct cost of sales as a percentage of net sales increased to 80% in 2005 from 58% in 2004 and 66% in 2003.  Simec’s higher direct cost of sales in 2005 compared to 2004 was primarily attributable to the cost of sales relating to the newly acquired plants of Republic, which represent 94.3% as a percentage of net sales. Simec’s higher direct cost of sales in 2004 compared to 2003 was primarily attributable to the increased cost of raw materials and somewhat higher production levels. The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 versus 2004, primarily as a result of increases in the price of scrap and certain other raw materials. The average cost of raw materials used to produce steel products in 2004 increased 45% from 2003, primarily as a result of increases in the price of scrap, electricity and gas.

Marginal Profit

Simec’s marginal profit was Ps. 2,579 million in 2005 (including Ps. 717 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 357 million relating to the newly acquired plants of Republic), Ps. 2,459 million in 2004 (including Ps. 371 million relating to the newly acquired plants in Apizaco and Cholula) and Ps. 1,039 million in 2003. This represented increases of 5% in 2005 compared to 2004 and 37% in 2004 compared to 2003. As a percentage of net sales, marginal profit was 20% in 2005 compared to 42% in 2004 and 34% in 2003.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general and administrative expenses, which include depreciation and amortization, was Ps. 1,012 million in 2005 (including Ps. 247 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 269 million relating to the newly acquired plants of Republic), Ps. 589 million in 2004 (including Ps. 75 million relating to the newly acquired plants in Apizaco and Cholula) and Ps. 504 million in 2003, reflecting an increase of 72% in 2005 compared to 2004 and an increase of 17% in 2004 compared to 2003. The increase in these expenses in 2005 versus 2004 is primarily attributable to the newly acquired plants of Republic. The increase in these expenses in 2004 versus 2003 is primarily attributable to the newly acquired plants in Apizaco and Cholula. Depreciation and amortization was Ps. 324 million in 2005 (including Ps. 60 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 69 million relating to the newly acquired plants of Republic), Ps. 221 million in 2004 (including Ps. 25 million relating to the newly acquired plants in Apizaco and Cholula) and Ps. 198 million in 2003. This reflected an increase of 47% in 2005 compared to 2004 and an increase of 11% in 2004 compared to 2003. The increase in 2005 compared to 2004 was due to the inclusion for the full year 2005 of the depreciation generated by the plants in Apizaco and Cholula acquired in August 2004 and the depreciation relating to the newly acquired plants of Republic. The increase in 2004 compared to 2003 was due to the depreciation relating to the newly acquired plants in Apizaco and Cholula.

Operating Income

Simec’s operating income decreased to Ps. 1,567 million in 2005 from Ps. 1,870 million in 2004. Simec’s operating income increased 250% in 2004 from Ps. 535 million in 2003. Operating income represented 12%, 32%, and 18% of net sales in 2005, 2004 and 2003, respectively.

Financial Income (Expense)

Simec recorded financial expense in 2005 of Ps. 143 million compared to financial expense of Ps. 37 million in 2004 and financial expense of Ps. 27 million in 2003. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position. Simec recorded an exchange loss of approximately Ps. 75 million in 2005 compared to an exchange gain of Ps. 4 million in 2004 and an exchange loss of Ps. 3 million in 2003. These exchange results reflect the 4.3% increase in the value of the peso versus the dollar in 2005 compared to a decrease of 0.3% in the value of the peso versus the dollar in 2004. The exchange gain in 2004 also reflected lower debt levels than in the prior year and the 2003 financial expense also reflected lower debt levels than in 2002 as Simec made various prepayments on its bank debt and converted loans from its parent company to equity during 2003 and 2004.

Net interest expense was Ps. 15 million in 2005 compared to Ps. 6 million of net interest income in 2004 and Ps. 14 million of net interest expense during 2003. This reflected a higher amount of debt outstanding during 2005 compared to 2004 and in 2004 a lower amount of debt outstanding compared to 2003.

Simec recorded a loss from monetary position of Ps. 53 million in 2005 compared to a loss from monetary position of Ps. 47 million in 2004 and a loss from monetary position of Ps. 10 million in 2003. This reflected the domestic inflation rate of 3.3% in 2005 as compared to 5.2% in 2004 and 4% in 2003 as well as higher debt levels during 2005 compared to 2004 and in 2004 lower debt levels as compared to 2003.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 55 million in 2005. This amount reflected:

•	income from the amortization of the deferred credit of Ps. 67 million;

•	expense for the cancellation of the technical assistance of Ps. 38 million;

•	income from the recovery of a commission from Banco Nacional de Comercio Exterior for Ps. 8 million; and

•	other income, net, related to other financial operations of Ps. 18 million.

Simec recorded other expense, net, of Ps. 38 million in 2004. This amount reflected:

•	income from the recovery of an account recorded as a doubtful account of Ps. 14 million;

•	a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities;

•	a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment;

•	a reserve for doubtful accounts of Ps. 10 million; and

•	other expense related to other financial operations of Ps. 23 million.

Simec recorded other expense, net, of Ps. 32 million in 2003. This amount reflected:

•	a reserve of Ps. 12 million relating to the clean-up of contaminated land at the Pacific Steel facilities;

•	a reserve of Ps. 19 million relating to the realizable value of idle machinery and equipment; and

•	other expense, net, related to other financial operations of Ps. 1 million.

Income Tax and Employee Profit Sharing

As of December 31, 2005, 2004 and 2003 we recorded an income tax provision of Ps. 190 million, Ps. 342 million and Ps. 158 million, respectively. These amounts included a provision for deferred income taxes of Ps. 111 million in 2005, Ps. 318 million in 2004 and Ps. 139 million in 2003.

The effective income tax rate for the fiscal years ending December 31, 2005, 2004 and 2003 were 12.8%, 19.02% and 31.98% respectively. The effective income tax rate in 2005 was less than the statutory rate of 30%, mainly because of the following:

•
In 2004, the Company had a valuation allowance that covered almost the total amount of the recoverable asset tax and tax loss carryforwards due to the uncertainty of their recovery. However, in 2005 the Company recovered Ps. 83.5 million of assets tax. As a result of this recovery and future estimations, the Company reduced its valuation allowance on its deferred tax asset as of December 31, 2005. The net change in the valuation allowance for the years ended December 31, 2005 was a decrease of Ps. 131.5 million.

•
In accordance with tax laws in force through December 31, 2004, inventory purchases were tax deductible in the year in which they were made, regardless of the time of sale of finished goods. As of 2005, inventories will be tax deductible only when sold, although the law provides transition provisions to tax the ending inventory balance at December 31, 2004 over periods that vary depending on the circumstances of each entity. During 2005 the Company obtained a tax benefit of Ps. 417.8 million, because of the non-accumulation, in the coming years, of its inventory balance at December 31, 2004 due to a corporate restructure (spin-off of its Subsidiary COSICA) of the Company. Also, we recorded an additional deferred tax liability for the amount of Ps. 301.5 million, to account for the difference of the net income of the 2005 period for which the Company did not pay taxes. See Note 13(c) to the Consolidated Financial Statements.

These changes resulted in favorable tax differences that had a one time impact in our effective income tax rate for the year ended December 31, 2005.

A new income tax law in Mexico was enacted on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years. As a result of these changes, for the year ended December 31, 2004, the Company recognized a decrease in the net deferred tax liability of Ps. 286.6 million which was credited to results of operations.

Net Income Before Minority Interest

Simec recorded net income before minority interest of Ps. 1,289 million, Ps. 1,453 million and Ps. 318 million in 2005, 2004 and 2003, respectively.

Minority Interest

Simec recorded minority interest of Ps. 17 million in 2005 reflecting Industrias CH's 49.8% interest in Republic acquired in July 2005.

Net Income

Simec recorded net income of Ps. 1,272 million, Ps. 1,453 million and Ps. 318 million in 2005, 2004 and 2003, respectively.

Recent Pronouncements Applicable to Mexican GAAP

The following accounting bulletins issued by the Mexican Institute of Public Accountants are obligatory as of January 1, 2005.

Business acquisitions

The most significant issues in Bulletin B-7 are as follows: (a) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, thus eliminating the supplementary application of former International Accounting Standard 22, Business Combinations, (b) change in the accounting for goodwill, eliminating amortization and requiring that goodwill be evaluated for impairment, and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle; (c) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control, and (d) accounting for intangible assets acquired in a business combination, under Bulletin C-8, Intangible Assets.

The Company opted for the early adoption of this Bulletin (see Note 14 to the Consolidated Financial Statements).

Labor obligations

The new accounting Bulletin D-3, Labor Obligations, was issued in January 2004. The revised Bulletin replaces and nullifies the previous Bulletin D-3, issued in January 1993 and revised in 1998. The observance of Bulletin D-3 is compulsory for fiscal years beginning on or after January 1, 2004, except for termination payments, which were in force as of January 1, 2005.

The revised Bulletin incorporates the matter of remunerations for other post-retirement benefits, thus nullifying the provisions of Circular 50, Interest rates to be used in the valuation of labor obligations and supplementary application of accounting principles related to labor obligations. Bulletin D-3 also eliminates the subject related to unexpected payments and, instead includes the subject related to termination payments, defining such payments as those granted to workers at the end of their employment before reaching the age of retirement, which include two types: (i) due to corporate restructuring, for which the guidelines of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, must be followed, and (ii) due to reasons other than restructuring, for which the Company must apply the valuation and disclosure rules required for retirement pensions and seniority premiums payments, thus allowing at the time that this Bulletin is adopted, to immediately recognize the transition asset or liability in results of operations, or its amortization, in conformity with the remaining working life of the workers.

The Company believes that the adoption of this Bulletin did not have a material effect on its financial position or on its results of operations.

Liquidity and Capital Resources

As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of Simec’s former parent, Sidek, and Simec’s high levels of short-term indebtedness, Simec became unable to generate or borrow funds to refinance its debt or to support its operations and capital improvements. As of December 15, 1997, and immediately prior to the consummation of the Restructuring (as defined below), Simec had total outstanding indebtedness of approximately $322 million; over half of Simec’s debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

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

The Restructuring did not result in a reduction in the overall amount of Simec’s consolidated outstanding debt and, accordingly, following the Restructuring, Simec, through CSG, continued be highly leveraged. In 2001, subsequent to the acquisition by Industrias CH of a controlling interest in the Company, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the Restructuring (which was financed principally with borrowings from Industrias CH). In 2001, approximately $90 million of bank debt was converted to equity which was acquired by Industrias CH. In 2001, 2002, 2003 and 2004, CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which were financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which were later converted to equity. In March 2004, Simec prepaid U.S. $1.7 million of the remainder of its outstanding bank debt. At December 31, 2005, Simec’s total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which U.S. $33.4 million is debt held by GE Capital, U.S. $4.3 million held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 (accrued interest at December 31, 2005 was U.S. $309,311). The Company conducted exchange offers with respect to the MTNs in October 1997 and August of 1998. The U.S. $309,311 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offers.

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

On September 10, 2004, Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total net investment in this transaction was approximately U.S. $122 million (which amount excludes value added tax of $16 million which was paid in 2004 and recouped from the Mexican government in 2005), funded with internally generated resources of Simec and capital contributions from Industrias CH of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Approximately $107.5 million of Simec’s investment related to the acquisition of property, plant and equipment, approximately $7 million related to a technical assistance contract with the seller (which amount, other than $1.7 million relating to services to be performed in 2005 and 2006, has been paid) and the balance relates to inventories acquired.

On July 22, 2005, Simec and its parent company Industrias CH acquired 100% of the stock of Republic. Simec, Industrias CH’s largest subsidiary, acquired 50.2% (U.S. $115 million) of Republic’s stock through its majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% (U.S. $114 million) through SimRep. Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through Industrias CH that has since been repaid in full. At December 31, 2005, the total amount of Republic’s debt was U.S. $37.7 million (Ps. 407 million), which debt has since been repaid in full.

The Company’s principal use of cash has generally been to fund its operating activities, for debt repayments and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2005:

Principal Cash Flows

	Years ended December 31,
	(Millions of Constant Pesos)
	2003	2004	2005
Cash flow generated by (used in) operating activities	433	909	1,637
Cash flow generated by (used in) financing	31	401	(757)
Cash flow generated by (used) in investment activities	(26)	(1,349)	(1,196)

Net resources provided by operating activities was Ps. 1,637 million in 2005 and reflected the net income of the year. Net resources provided by operating activities was Ps. 909 million in 2004 and reflected significant net income offset by increases in inventories and receivables attributable to the acquisition of the Apizaco and Cholula facilities. Net resources provided by operating activities was Ps. 433 million in 2003 and reflected the conversion of loans of Industrias CH into common shares of Simec for Ps. 200 million.

Net resources used by financing activities was Ps. 757 million in 2005. This amount reflects the prepayment of Ps. 1,045 million of bank debt of Republic and the loan from Industrias CH for Ps. 429 million. Net resources provided by financing activities was Ps. 401 million in 2004. This amount reflects prepayment of bank debt of U.S. $20 million, the increase in capital stock issued to minority shareholders of Ps. 25 million and a capital contribution from Industrias CH to Simec in the amount of Ps. 229 ($19 million) for capital stock to be issued in the second quarter of 2005. Net resources provided by financing activities was Ps. 31 million in 2003. This amount reflects the semi-annual amortization installments on the Company’s bank debt of Ps. 16 million (U.S. $1.4 million), the prepayment of Ps. 350 million ($30 million) of bank debt, the conversion into shares by Industrias CH of Ps. 200 million of loans plus accrued interest thereon, the increase of the capital stock by the minority shareholders for Ps. 21 million and the conversion into common shares of the capital contribution from Industrias CH to Simec in the amount of Ps. 168 million (U.S. $14.5 million) in 2003.

Net resources used in investing activities is attributable primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories. Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 500 million in 2005 and the net resources used to acquire Republic were Ps. 1,218 million. Net resources used in investing activities were Ps. 1,348 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities) and Ps. 26 million in 2003.

At December 31, 2005, Simec’s total consolidated debt consisted of approximately $38 million of U.S. dollar denominated debt. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

In December 2003, Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from Industrias CH for nominal consideration. Acosa’s sole asset is a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries, if any, net of expenses of collection, with respect to the defaulted receivables. Upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50% / 50% basis. At December 31, 2005, Simec did not have any recoveries with respect to the defaulted receivables.

In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by Industrias CH to purchase capital stock for Ps. 24.5 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

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

Contractual Obligations

The table below sets forth our significant long-term contractual obligations as of December 31, 2005:

	Maturity
	(Millions of Constant Pesos)
	Less than 1 year	1 - 3 years	4 - 5 years	In excess of 5 years	Total
Long-term debt obligations	18	29	360	0	407
Long-term debt obligations (MTNs)	3				3
Long-term contractual obligations	0				0
Total	21	29	360	0	410

As of December 31, 2005, Republic had U.S. $0.1 million included in property, plant and equipment for various equipment and computer capital leases. Republic’s capital leases require future minimum payments of U.S. $0.3 million for 2006 and will be repaid in full in 2006.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth the names, other positions held with the Company and the year of their initial appointment to their position, of the members of Simec’s Board of Directors and their alternates as well as the Statutory Examiner. The Statutory Examiner is not a member of the Board of Directors, See “—Board Practices—Statutory Examiner,” below.

Name	Director Since
Directors:
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Eduardo Vigil González	2001
Raúl Vigil González	2001
José Luis Rico Maciel	2001
Rodolfo García Gómez de Parada	2001
Gerardo Arturo Avendaño Guzmán	2001

Alternate Directors:
Manuel Rivero Figueroa	2003
José Luis Romero Suárez	2001
Sergio Vigil González	2001
Juan Méndez Martínez	2001
Luis García Limón(1)	2001
Jaime Vigil Sánchez Conde	2001
Sergio Villagómez Martínez	2003

(1) Luis García Limón is also the Chief Executive Officer of the Company.

Name	Position With Simec	Position Held Since
Statutory Examiner:
Humberto Valdés Mier	Statutory Examiner(1)	2001

(1) In connection with new Mexican Securities Market Law (Ley del Mercado de Valores), on April 28, 2006, the Company terminated the position of Alternate Statutory Examiner that was, at the time, occupied by Enrique Mújica Rodríguez. See “—Memorandum and Articles of Association,” below.

The following table sets forth the names of the executive officers of the Company, their current position and the year of their initial appointment to that position.

Name	Position in Simec	Position Held Since
Luis García Limón	Chief Executive Officer	1984*
José Flores Flores	Chief Financial Officer	2005
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

*Represents the date as of which Mr. García Limón first held this office with the Company’s predecessor, CSG.

Biographical Information

Juan José Acosta Macías. Mr. Acosta was born in 1960. He is currently Simec’s Chief Operating Officer. From 1998 to 2004 he was Production Manager of CSG, he has been working with Simec since 1983. Prior to working with Simec, Mr. Acosta worked for Mexicana de Cobre as a supervisor in 1982.

Gerardo Arturo Avendaño Guzmán. Mr. Avendaño was born in 1955. He is an independent director for purposes of Mexican law and has been a member of Simec’s Board of Directors and the Audit Committee since 2001. Mr. Avendaño is an independent lawyer specializing in civil, mercantile and fiscal litigation.

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

Marcos Magaña Rodarte. Mr. Magaña was born in 1965. He is currently Simec’s Marketing and Sales Director. Before holding this position, Mr. Magaña was Domestic Sales Manager of CSG from 1997 to 2001, Sales Manager for the western region of CSG from 1994 to 1996, Sales Manager of Metálica las Torres, a subsidiary of Simec from 1992 to 1994 and Salesman of CSG, from 1990 to 1992. Before working with Simec, Mr. Magaña worked for a bank as Executive Promoter of Sales.

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of Simec’s Board of Directors and Audit Committee since April 2003, and is an independent director for purposes of Mexican law. Mr. Pérez has also served since 1992 as the Chief Financial Officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

José Luis Rico Maciel. Mr. Rico was born in 1926. He has been a member of Simec’s Board of Directors since April 2, 2001 and is an independent director for purposes of Mexican law. He also serves as Corporate Legal and Tax Director to the Company and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

Humberto Valdés Mier. Mr. Valdés was born in 1949. Mr. Valdés is a public accountant and is currently Simec’s statutory examiner and a partner of Mancera, S.C. Ernst & Young’s Guadalajara office. He is currently member of several domestic boards of directors. Mr. Valdés has key experience with multinational companies, such as Grupo Sidek, Grupo Arancia, Productos de Trigo, Borg Warner de México, Grupo Almería, Industrias Salver, and Grupo Holiday Inn Occidente.

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

Compensation

The remuneration paid by the Company during 2005 to all Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner and Executive Officers, including the Secretary and the Assistant Secretary of the Board of Directors, was approximately Ps. 17 million. In 2005, no fees were paid to Directors, Alternate Directors, the Statutory Examiner, the Alternate Statutory Examiner, the Secretary or the Assistant Secretary for attendance at Board meetings.

Board Practices

Simec’s by-laws provide that the Board of Directors will consist of a maximum of nine but not less than six members. Directors are elected to one-year terms and remain in their position until newly elected members replace them. All of the current Directors were elected at the annual general shareholders meeting on April 28, 2006 and will serve in such position until the next annual general shareholders meeting. According to Mexican law the participation of foreigners on the board of directors of a Mexican company may not exceed the percentage of participation of foreign investment in the capital stock of such company.

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

Audit Committee

Simec’s by-laws provide that an audit committee will assist the Company’s Board of Directors on certain matters determined by the general shareholders’ meeting. The by-laws also provide that the audit committee will have the number of members determined by the general shareholders’ meeting, which may not be less than three, all of whom shall be elected from among the Company’s independent directors, as defined above. The current audit committee members are Raul Arturo Pérez Trejo, Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada.

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

Employees

At December 31, 2005, Simec had 4,360 employees (of whom 712 were employed at the Apizaco and Cholula facilities and 2,455 were employed at the Republic facilities), compared to 2,018 employees at December 31, 2004 (of whom 781 were employed at the Apizaco and Cholula facilities) and 1,288 employees at December 31, 2003. Approximately 72% of the labor force of all subsidiaries of Simec, direct or indirect, are unionized. Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance and market rates. Salaries and benefits of Simec’s operating subsidiaries’ unionized employees are fixed annually by union contracts. Simec’s management believes that its relations with employees are satisfactory within all of its divisions, and there has been no strike or work stoppage since the commencement of its operations in late 1969. Simec considers employee training a priority and, as a result, has implemented programs in the professional and technical areas of each division.

Share Ownership

As of June 30, 2006, based on information available to Simec, it believes the officers and Directors of Simec own no shares of series B common stock. Accordingly, on an individual basis, and as a group, our Directors and executive officers beneficially owned less than one percent of any class of our shares. None of the members of our Board of Directors or our executive officers holds any options to purchase common shares or preferred shares.

Item 7.      Major Shareholders and Related Party Transactions

Major Shareholders

As of December 31, 2005, Simec had 137,929,599 shares of series B common stock outstanding.

On March 29, 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, In addition, Industrias CH acquired additional common shares from certain of Simec’s bank creditors. In August 2001, Industrias CH converted approximately $69.5 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.60 per ADS. In June 2002, Industrias CH converted approximately $24.6 million of loans to Simec into common shares of Simec at a conversion price equivalent to U.S. $1.51 per ADS. In March 2003, Industrias CH converted approximately $16.1 million of loans to Simec plus accrued interest thereon into common shares of Simec at a conversion price equivalent to U.S. $1.35 per ADS. In November 2003, Industrias CH converted into common shares of Simec the $14.5 million capital contribution to Simec made in May 2003 at a conversion price equivalent to U.S. $1.41 (Ps. 15.074) per ADS. In April 2005, Industrias CH converted into common shares of Simec the Ps. 67 million capital contribution made in 2004 at a conversion price per share of Ps. 14.59 and an additional paid-in capital of Ps. 162 million at a conversion price per share of Ps 34.81. As a result, Industrias CH currently holds an approximate 85% interest in Simec.

The current members of the Board of Directors of the Company were nominated and elected to such position at the 2006 General Ordinary Shareholders’ Meeting as proposed by Industrias CH. It is expected that Industrias CH will be in a position to continue to elect the majority of the Directors of the Company and to exercise substantial influence and control over the business and policies of the Company and to influence the Company to enter into transactions with Industrias CH and affiliated companies. However, the by-laws of the Company provide that at least two of its Directors must be independent of the Company and its affiliates and the Board of Directors of the Company has passed a resolution requiring the approval of two independent Directors for certain transactions between the Company and its affiliates which are not subsidiaries of the Company. Furthermore, under the laws of Mexico, any shareholder or group of shareholders is entitled to elect one member of the Board of Directors for each full 10% of the capital stock of the Company that it owns. In addition, under the laws of Mexico, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder’s benefit. Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof. In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

Related Party Transactions

In 1992, the Company sold Ferrometal de Baja California, S.A. de C.V. (“Ferrometal”), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis González Melo (a former director of the Company) and an executive officer of Ferrometal. The purchase price of U.S. $2.9 million was determined based upon arms-length negotiations. The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum. In 1995, Simec entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995 and the entire principal amount was to be paid no later than December 31, 1996. The executive officer of Ferrometal timely paid his obligations. Mr. González owed approximately Ps. 10 million in historic pesos at December 31, 2002. Simec obtained favorable judgments against him in February 2002, June 2002 and February 2003. This proceeding is not completed, however, and Simec is not yet entitled to execute on its judgment. The Company has established a reserve equal to 100% of the amount owed by Mr. González. In January 2004 Simec and Mr. González’ successors entered into an agreement to pay $1.3 million to Simec. In 2004, the successors of Mr. González paid Simec a total of $1.3 million.

Simec has borrowed various amounts from Industrias CH, primarily to finance debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity, and has also received various capital contributions from Industrias CH. See Item 5 and “—Major Shareholders”. Simec from time to time sells steel products, primarily billet, to Industrias CH and its affiliates. In 2004, these sales totaled Ps. 129 million and in 2005 these sales totaled Ps. 25 million. In addition, in 2004 Simec purchased Ps. 11 million of steel products from Industrias CH and its affiliates and in 2005 Simec purchased Ps. 2 million of steel products from Industrias CH and its affiliates. Prices were negotiated on an arms-length basis. On July 22, 2005, Simec and its parent company Industrias CH acquired 100% of the stock of Republic through SimRep. Simec, Industrias CH’s largest subsidiary, acquired 50.2% (U.S. $115 million) of Republic’s stock through its majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% (U.S. $114 million) through SimRep.

Simec financed its portion of the U.S. $229 million purchase price principally from a loan it received through Industrias CH that has since been repaid in full. At December 31, 2005, the total amount of Republic’s debt liabilities was of U.S. $37.7 million (Ps. 407 million). Republic’s debt has since been repaid in full.

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

Certain subsidiaries of Simec that conduct operations in the United States are subject to U.S. federal, state and local regulation, particularly environmental regulations. In 1989 Pacific Steel, Inc. (“Pacific Steel”), a subsidiary based in San Diego, California, was required by the California Regional Water Control Board, San Diego Region (the “Regional Board”) to sample the soil beneath the former storage site of the automobile shredder waste generated by Pacific Steel’s prior scrap processing operations and submit the results to the Regional Board, which it did. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel’s clean up alternatives. Based upon the advice of environmental engineering consultants retained by Simec, consultation with other parties and the fact that Pacific Steel has discontinued scrap processing operations, Simec believes its liability will be between U.S. $0.8 million and $1.7 million with respect to the remediation of this site based upon present volume assumptions, exclusive of any contribution from third parties or insurance coverage with respect to all or a portion of its remedial costs to which it may be entitled. Simec maintains a reserve of approximately U.S. $1.4 million (Ps. 14,982 million) with respect to this matter. There can be no assurance that the Regional Board or any other interested third party will not object to the recommended remediation alternative. Pacific Steel has discontinued processing scrap in San Diego, but continues to collect raw scrap in San Diego for transportation to Mexicali for processing. Notes 2(q) and 16 (a) Contingent liabilities to the Consolidated Financial Statements.

In September 2002, the California Department of Toxic Substances Control (the “California TSC”) issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance alleging that certain soil management and metal recovery operations at one of Pacific Steel’s sites may cause imminent and substantial endangerment to human health and the environment and in 2004 issued a Complaint Investigation Report. In 2004, Pacific Steel and the California TSC entered into a Final Judgment and Injunction Pursuant to Stipulation requiring Pacific Steel to make an aggregate payment of U.S. $235,000 and to undertake certain corrective action. Pacific Steel has to date paid all of the amounts agreed to, as required, retained consultants and work has commenced on the corrective action. Additionally, the Community Development Commission of National City, California (the “CDC”) announced that it intends to purchase, at market value less the cost of remediation and costs incurred, 3.86 acres of the site for redevelopment. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. Consequently, Pacific Steel recorded its land at realizable value based on an independent appraisal, resulting in a Ps. 22.4 million decrease in the value of the land and a charge to income in the same amount. In April 2006, the expropriation process was temporarily suspended through an agreement entered into by both parties. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an alternative to CDC which would allow the Company to remain in the area.

There are currently no other material legal or administrative proceedings pending against Simec or any of its subsidiaries with respect to any environmental matter in Mexico, and management does not believe that continued compliance with the Ecological Law or existing Mexican state or municipal environmental laws will have a material adverse effect on Simec’s financial condition or results of operations, result in material capital expenditures or have a material adverse effect on Simec’s competitive position. Simec is a party to certain legal proceedings involving local taxing authorities. See Note 16 to the Consolidated Financial Statements.

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

	Mexican Stock Exchange		American Stock Exchange
	High	Low	High	Low
2001	1.25	0.52	2.50	0.81
2002	0.89	0.50	1.75	0.80
2003	37.50	10.20	5.34	0.85
2004	95.99	22.40	8.75	2.10
2005	95.00	40.75	8.70	3.63

2003
First Quarter	11.00	10.20	1.60	0.85
Second Quarter	12.50	12.40	1.40	1.25
Third Quarter	15.39	10.30	1.60	1.01
Fourth Quarter	37.50	14.00	5.34	1.10

2004
First Quarter	39.99	22.40	4.60	2.10
Second Quarter	40.00	28.50	3.94	2.20
Third Quarter	45.00	33.50	4.06	2.76
Fourth Quarter	95.99	40.00	8.75	3.36

2005
First Quarter	95.00	49.99	8.70	4.24
Second Quarter	54.00	40.75	4.80	3.63
Third Quarter	56.60	42.30	5.45	3.91
Fourth Quarter	49.00	42.50	4.80	3.77

2006
First Quarter	80.00	43.28	7.48	3.96

2005
December	48.8	43.60	4.80	3.94

2006
January	58.19	43.28	5.60	3.96
February	55.00	50.00	5.50	4.75
March	80.00	54.50	7.48	5.10
April	84.00	75.50	7.83	6.30
May	33.47	22.67	9.49	5.85
June	29.00	22.00	8.10	5.55

On February 20, 2003, the Company effected a 1 for 20 reverse stock split. On May 30, 2006, the Company effected a 3 for 1 stock split. To maintain trading prices in the U.S., the ADS to share ratio was simultaneously adjusted from one ADS representing one share to one ADS representing three shares.

Markets

The series B common stock is listed on the Mexican Stock Exchange and the ADSs are listed on the American Stock Exchange. On May 30, 2006, the Company effected a 3 for 1 stock split. Before that stock split was completed, each ADS represented one share of series B common stock. The ADSs are evidenced by American depositary receipts (“ADRs”) issued by the Bank of New York (“Depositary”), as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs.

Item 10.       Additional Information

Memorandum and Articles of Association

On December 30, 2005, the new Mexican Securities Market Law (Ley del Mercado de Valores) (the “New LMV”) was published, becoming effective on June 28, 2006. The New LMV seeks to improve the corporate governance practices of listed companies and enhance minority shareholder rights. In addition, the New LMV imposes further duties and liabilities on the members of the Board of Directors as well as on the relevant officers such as a duty of loyalty and a duty of care. In response to the New LMV, we are required to adopt certain amendments to our by-laws within 180 days of the effective date of the new law. We currently expect that the most significant of these amendments will to relate to:

•	revising our corporate name to reflect that we have adopted a new corporate form called a Publicly Held Company (Sociedad Anónima Bursátil);

•	entrusting the management of the Company to the Board of Directors and the Chief Executive Officer (Director General) of the Company;

•
eliminating the role and responsibilities of the statutory examiner (Comisario), whose responsibilities will be assumed by the Board of Directors through the Audit and Corporate Practices Committee (Comité de Practicas Societarias y de Auditoria) and by our external auditor;

•	granting holders of series L shares the right to vote in any shareholders’ meeting held to resolve any issue involving 20% or more of the Company’s consolidated assets;

•	eliminating certain restrictions on transfer of shares; and

•	providing that shareholders representing not less than 5% of the outstanding shares may directly exercise action against the directors.

Set forth below is a brief summary of certain current significant provisions of Simec’s by-laws and Mexican law. This description does not give effect to the anticipated amendments discussed above. Furthermore, this description does not purport to be complete and is qualified by reference to Simec’s by-laws, which have been filed as an exhibit to this Annual Report. For a description of the provisions of Simec’s by-laws relating to the Board of Directors, audit committee and statutory auditors, see Item 6. “Directors, Senior Management and Employees”.

Organization, Register and Purpose

Simec is a sociedad anónima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles), and is registered with the Public Registry of Commerce of Guadalajara, Jalisco.

Simec’s main purpose, as described in section 1 of its by-laws (estatutos sociales), is to promote, organize and manage any type of commercial or non-profit corporations. Simec is domiciled in the city of Guadalajara, Jalisco and its principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440.

Share Capital

Simec’s capital stock is divided into series B and series L common stock. Prior to June 2002, the Company’s capital stock also included series A shares. On June 5, 2002, all shares of series A common stock were converted to shares of series B common stock on a one-for-one basis.

Series L common stock may never represent more than 25% of Simec’s outstanding capital stock. At December 31, 2005, series B common stock represented 100% of Simec’s capital stock, and no series L common stock has been issued. At December 31, 2005, the Company’s total share capital was Ps. 3,454 million, represented by a fixed portion of Ps. 1,074 million, and a variable portion of Ps. 2,380 million. On February 20, 2003, the Company effected a 1 for 20 reverse stock split. On May 30, 2006, the Company effected a 3 for 1 stock split.

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

•
any action that would prejudice the rights of holders of series L common shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of both a majority of all outstanding series L common shares and a majority of the series B common shares voting together.

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

The holders of common stock of any series have equal pecuniary rights and obligations, including appraisal rights. See “—Other Provisions.”

Shareholders’ Meetings

General shareholders’ meetings can be ordinary or extraordinary. Shareholders’ meetings may be called by:

•	Simec’s Board of Directors or the statutory auditors;

•	shareholders representing at least 10% of the then outstanding shares of Simec’s capital stock by requesting the Company’s Board of Directors or the statutory auditors to call a meeting;

•	any shareholder if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the Mexican corporation law have not been dealt with; or

•	a Mexican court in the event that Simec’s Board of Directors or the statutory auditors do not comply with the valid request of the shareholders indicated above.

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

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of Simec’s fiscal years to consider:

•	the annual report of Simec’s Board of Directors, including the Company’s financial statements for the preceding fiscal year;

•	the annual report of the audit committee.

•	the annual report of the statutory examiners.

•	the election of Simec’s Directors, members of the audit committee and statutory examiners and set their compensation; and

•	determine the allocation of Simec’s profits, if any, of the preceding year, including the payment of dividends.

In addition, general ordinary shareholders’ meetings must approve the following matters:

•	the sale of shares of one of Simec’s subsidiaries, if the sale value exceeds, in the aggregate, 20% of the Company’s stockholders’ equity as set forth in its most recent balance sheet;

•	the purchase of shares of a company, if the purchase value exceeds, in the aggregate, 20% of Simec’s stockholders equity as set forth in its most recent balance sheet; and

•	the exercise of withdrawal rights regarding stock of a subsidiary, if the exercise value, in the aggregate, exceeds 20% of Simec’s stockholders’ equity as set forth in its most recent balance sheet.

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

Under Mexican law, an action for civil liabilities against directors may be initiated by a resolution of the general ordinary shareholders’ meeting. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, series B shareholders representing not less than 15% of the outstanding shares may directly exercise action against the directors; provided that:

•	those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

•	the claim covers all of the damage alleged to have been caused to Simec and not merely the damage suffered by the plaintiffs.

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

Redemption

Any holder of shares is entitled to have those shares redeemed at that holder’s option, but solely to the extent that redemption does not reduce Simec’s aggregate capital below the amount of the minimum fixed capital, for a price equal to the lower of:

•
95% of the average market value of those shares on the Mexican Stock Exchange obtained for a period of 30 trading days preceding the date on which the exercise of the redemption option is effective; or

•
the book value of those shares at the end of the fiscal year that includes the date that shareholder exercises its option to have its shares redeemed as set forth in Simec’s annual financial statements approved at the ordinary meeting of the shareholders.

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

Purchase of Common Stock by the Company

According to the by-laws, Simec may repurchase its shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, Simec’s capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share (determined by dividing the Company’s outstanding capital stock by the number of shares outstanding immediately prior to such repurchase). If the purchase price of such shares exceeds the assumed par value, the difference will be charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares will be held as treasury stock, pending future sales of such shares on the Mexican Stock Exchange or cancellation. Simec’s capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which Simec owns such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

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

Dividends

At the annual general ordinary shareholders’ meeting, the Board of Directors submits Simec’s financial statements for the previous fiscal year, together with a report on them by the Company’s Board of Directors, to the holders of series B common stock for approval. Under Simec’s by-laws and Mexican law, Simec’s annual net income, based upon the Company’s audited financial statements prepared in accordance with Mexican GAAP, is applied by Simec’s shareholders as follows: (i) five percent of the Company’s net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of Simec’s then current capital stock (which level, as of December 31, 2005, was approximately Ps. 3,454 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of Simec’s shareholders and may be distributed as dividends. All shares of common stock that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Cash dividends on common stock held through Indeval will be distributed by the Company through Indeval. Any cash dividends on common stock evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

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

Forfeiture of Shares. As required by Mexican law, Simec’s by-laws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Simec. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of shares by non-Mexican persons or entities.

Duration. Simec’s existence under the by-laws is 99 years from the date of registration with the Public Registry of Commerce, extending through 2089.

Tender Offer in the Event of Delisting. Simec’s by-laws provide that in the event the Company decides to cancel the registration of the series B common stock with the Registro Nacional de Valores e Intermediarios (“RNVI”) or if the Comisión Nacional Bancaria y de Valores (“CNBV”) requires such cancellation, the controlling shareholders must make a tender offer to purchase the series B common stock at the higher of (i) the average of the price at which transactions have been conducted in the series B common stock on the Mexican Stock Exchange during the 30 days prior to the date on which the tender offer is made or (ii) the book value of the series B common stock determined pursuant to the latest quarterly financial information of the Company filed with the CNBV and the Mexican Stock Exchange. However, a different basis may be used to determine the purchase price, if approved by shareholders representing at least 95% of the Company’s capital stock, with the prior consent of the CNBV.

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

Taxation

Mexican Tax Considerations

Effective January 1, 2005, dividends, either in cash or in any other form, paid with respect to the series B common stock represented by ADSs to holders will not be subject to Mexican withholding tax. Simec is required to pay a 30% tax on 1.4285 times the amount of any dividend if the dividend is not paid from earnings that have been already subject to income tax.

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

United States Tax Considerations

The following is a description of the material U.S. federal income tax consequences of an investment in the ADSs or series B common shares. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, judicial decisions and published positions of the U.S. Internal Revenue Service, all as in effect on the date hereof and all of which may be changed, possibly with a retroactive effect. The discussion is not a full description of all tax considerations that may be relevant to a holder of ADSs or series B common shares. Except as otherwise specifically discussed herein, this discussion is directed only to U.S. holders that will hold ADSs or series B common shares as capital assets and that have the U.S. dollar as their functional currency, and it does not consider the tax treatment of U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or series B common shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes and holders of 10% or more of the voting shares of the Company. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effects, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds ADSs or series B common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs or series B common shares should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or series B common shares. This summary does not discuss any state, local or foreign tax consequences to the purchase and ownership of the ADSs or series B common shares.

As used herein, “U.S. holder” means a beneficial owner of ADSs or shares of common stock that is:

•	a United States citizen or resident;

•	a United States corporation or partnership;

•
a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust or (y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to United States federal income taxation regardless of our source.

If the obligations contemplated by the Deposit Agreement are performed in accordance with our terms, U.S. holders of ADSs, or ADRs evidencing ADSs, generally will be treated for United States federal income tax purposes as the owners of the series B common shares represented by those ADSs.

Cash Dividends and Other Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of any dividends paid with respect to the series B common shares represented by ADSs or the series B common shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the series B common shares, or by the Depositary, in the case of the series B common shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Code. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a return of capital to the extent of a U.S. holder’s adjusted federal income tax basis in our ADSs or series B common shares, and thereafter as gain from the sale of a capital asset.

Dividends paid in Mexican pesos will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the series B common shares, or by the Depositary, in the case of the series B common shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

Subject to certain exceptions for short-term and hedged positions and the passive foreign investment company rules discussed below, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of series B common shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends constitute “qualified dividend income.” Dividends paid on ADSs will be treated as qualified dividend income if, among other requirements, (1) the shares of the issuer are readily tradable on an established securities market in the U.S. or (2) the foreign corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the IRS has approved for the purposes of the qualified dividend income rules and that contains an exchange of information program. ARDs backed by the series B common shares are readily tradable on the American Stock Exchange. In addition, the income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend income rules. Accordingly, we believe that dividends paid by us with respect to our series B common shares or ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions apply.

Distributions of additional series B common shares to U.S. holders with respect to the ADSs held by such holders that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax. The basis of the shares received generally will be determined by allocating the U.S. holder’s adjusted basis in the ADSs between the ADSs and the new shares received, based on their relative fair market values.

A holder of series B common shares or ADSs that is, with respect to the United States, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on series B common shares or ADSs unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Capital Gains

Subject to the passive foreign investment company rules discussed below, a gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or series B common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the series B common shares. Any such gain or loss will be a long-term capital gain or loss if the ADSs or series B common shares were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual generally is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of series B common shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of series B common shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, series B common shares.

A non-U.S. holder of series B common shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of series B common shares or ADSs, unless (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Passive Foreign Investment Company Rules

The Company believes that the series B common shares represented by ADSs or the series B common shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, the Company will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held the series B common shares or ADSs, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s assets, including cash, is attributable to assets that produce or are held for the production of passive income. If the Company were treated as a passive foreign investment company, dividend distributions with respect to the series B common shares represented by ADSs or the series B common shares would not constitute qualified dividend income subject to the special maximum U.S. federal income tax rate of 15% discussed above and unless a U.S. holder makes certain elections that may be available to the U.S. holder, including a mark-to-market election or a qualified electing fund election, excess distributions by us to a U.S. holder would be taxed in a special way.

Excess distributions are amounts received by a U.S. holder concerning our series B common shares in any taxable year that exceed 125% of the average distributions received by the U.S. holder from us in the shorter of either the three previous years or the U.S. holder’s holding period for series B common shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our series B common shares. A U.S. holder must include amounts allocated to the current taxable year and to pre-passive foreign investment company years in its gross income as ordinary income for the current taxable year. A U.S. holder must pay tax on amounts allocated to each prior taxable year for which we were a passive foreign investment company at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax. In addition, the entire amount of gain that is recognized by a United States holder upon the sale or other disposition of series B common shares will also be considered an excess distribution and will be subject to tax as described above.

United States holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and other elections.

United States Information Reporting and Backup Withholding

Dividend payments with respect to our series B common shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of our series B common shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will also not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

Simec is subject to the information requirements of the Securities Exchange Act of 1934 applicable to a foreign private issuers, and accordingly Simec files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Simec can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference section of the U.S. Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549. These reports and other information may also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. As a foreign private issuer, however, Simec is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of its holdings of financial instrument positions. The Company’s financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. The Company does not maintain a trading portfolio. The Company’s borrowings are entirely denominated in dollars. The Company does not utilize derivative financial instruments to manage its market risks with respect to its financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 327% higher than the Mexican peso’s devaluation relative to the dollar.

In late 2003, the Company entered into futures contracts to limit its exposure to commodity price risk by fixing the price of its natural gas consumption from 2004 through 2006. These futures contracts are not entered into for trading purposes but, subject to market prices of natural gas, are expected to be settled by delivery of natural gas at the contract price. As described in Note 6 to the Consolidated Financial Statements, at December 31, 2005, the Company recorded an asset of Ps. 57.1 million with respect to these contracts. The Company does not believe its market risk with respect to these natural gas futures contracts is material.

Market Risk Measurement

The Company measures its market risk related to its financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. The Company used market rates as of December 31, 2005 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon the Company’s analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, the Company has determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on the Company’s earnings. Because there is no active trading market for the Company’s debt instruments, the Company is not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe the Company’s exposure to interest rates and currency rates including the impact of changes in these rates on the Company’s earnings.

Interest Rate Exposure

The Company’s primary interest rate exposure relates to its long-term debt. On the asset side, the Company is exposed to changes in short-term interest rates as it invests in short-term dollar-denominated interest bearing investments. On the liability side, the Company utilizes a combination of floating rate debt and fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, the Company estimates that its earnings before taxes over a one-year time horizon would decrease by Ps. 4 million ($380 thousand).

Currency Rate Exposure

The Company’s primary foreign currency exchange rate exposure relates to its debt securities as well as its dollar-denominated trade receivables and trade payables. The Company’s principal currency exposure is to changes in the peso/dollar exchange rate. The Company estimates that a 10% decline in the peso/dollar exchange rate would result in a decrease in the Company’s earnings before taxes of Ps. 41 million ($3.8 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of the Company’s future financial performance. Additionally, the Company cannot assure that the Company’s actual losses in any particular year will not exceed the amounts indicated above. However, the Company does believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2005 and assuming that the hypothetical market rate changes selected by the Company in its market risk analysis occur during 2006. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.       Description of Securities Other than Equity Securities

Although a response to this item is not required in an Annual Report on Form 20-F, solely for convenience of the reader a summary of the rights and restrictions of the ADSs representing Simec’s series B common stock is provided below.

Description of American Depositary Receipts

American depositary receipts

ADRs evidencing a specified number of ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents three shares of series B common stock (or evidence of rights to receive series B common stock) deposited with the Custodian. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the company and the Depositary as owners and holders of ADRs. On May 30, 2006, the Company effected a 3 for 1 stock split. Before that stock split was completed, each ADS represented one share of series B common stock.

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

Whenever so directed by the Company, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the ADR Holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination. The Depositary may similarly terminate the Deposit Agreement by mailing notice of such termination to the Company and ADR Holders then outstanding if at any time 90 days after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed an accepted its appointment. On and after the date of termination, an ADR Holder, upon surrender of such ADR at the Corporate Trust Office of the Depositary, upon payment of the fees of the Depositary, and upon payment of any applicable tax or governmental charges, will be entitled to transfer to an account in the name of such ADR Holder or such name as designated by such ADR Holder of the number of shares of series B common stock and other property represented by such ADR. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except (i) the collection of dividends and other distributions, (ii) the sale of rights and other property, and (iii) the delivery of shares of series B common stock, together with any dividends or other distributions received with respect thereof and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, subject to the terms of the Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the series B common stock and any other property and hold uninvested the net proceeds, together with any cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADR Holders that have not theretofore surrendered their ADRs and such ADR Holders shall become general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting certain fees of the Depositary) and except for certain obligations for indemnification set forth in the Deposit Agreement. Upon the termination of the Deposit Agreement, the Company will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

Charges of Depositary

The Company will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The following charges shall be incurred by any party depositing or withdrawing shares of series B common stock or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or deposited series B common stock or a distribution of ADRs pursuant to the terms of the Deposit Agreement): (i) any applicable taxes and other governmental charges, (ii) any applicable transfer or registration fees, (iii) certain cable, telex and facsimile transmission charges as provided in the Deposit Agreement, (iv) any expenses incurred in the conversion of foreign currency, (v) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the delivery of ADRs in connection with the deposit of shares of series B common stock or distributions on series B common stock or the surrender of ADRs and (vi) a fee not in excess of $0.02 per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement.

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

Transfer of American depositary receipts

The ADRs are transferable on the books of the Depositary, provided that the delivery of ADRs against deposits of shares of series B common stock generally or against deposits of particular shares of series B common stock may be suspended, or the deposit of share of series B common stock may be refused, or the registration of transfer of outstanding ADRs generally may be suspended, during any period when the books of the Depositary or the Company are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time subject to the terms of the Deposit Agreement. The surrender of outstanding ADRs and withdrawal of deposited shares of series B common stock may not be suspended subject only to (i) temporary delays caused by closing the books of the Depositary or the Company for the deposit of shares of series B common stock in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited shares of series B common stock. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any shares of series B common stock required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such shares. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of shares of series B common stock, the Depositary or the Custodian may require payment from the person presenting the ADR or the Depositor of the series B common stock of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees of the Depositary payable by the ADR Holders and the production of proof satisfactory to the Depositary as to the identity and genuineness of any signature and may also require compliance with any reasonable regulations the Depositary may establish consistent with the provisions of the Deposit Agreement and applicable law. The Depositary may, and at the reasonable request of the Company shall, withhold the delivery or registration of transfer of any ADR or the distribution or sale of any dividend or other distribution or rights or the proceeds thereof or the delivery of any shares of series B common stock until it or the Custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. ADR Holders may inspect the transfer books of the Depositary for the registration and transfer of ADRs at any reasonable time, provided that such inspection shall not be for the purpose of communicating with ADR Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement, the ADRs, the series B common stock or the by-laws of the Company.

General

Neither the Depositary nor the Company nor any of their directors, officers, employees, agents or affiliates will be liable to the ADR Holder or any owners of beneficial interests of ADRs if by reason of any present or future law or regulation of the United States or any other country or of any governmental or regulatory authority or any stock exchange by reason of, any provision, present or future, of the by-laws of the Company or of the series B common stock or any circumstance beyond its control, the Depositary or the Company or any of their respective directors, officers, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the Deposit Agreement or is subject to any civil or criminal penalty on account of performing its obligations under the Deposit Agreement. Where, by the terms of a distribution or/and offering subject to the Deposit Agreement, or for any other reason, the distribution or offering on or in respect of the series B common stock made not be made available to one or more ADR Holders, and the Depositary may not dispose of such distribution or offering on behalf of such ADR Holders and make the net proceeds available to such ADR Holders, then the Depositary shall not make such distribution or offering to such ADR Holders, and shall allow any rights, in respect thereof held by such ADR Holders, if applicable, to lapse. The obligations of the Company and the Depositary under the Deposit Agreement are expressly limited to using their best judgment and diligence and acting in good faith in the performance of their respective duties specified therein.

So long as any ADRs or ADSs evidenced thereby are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or appoint a registrar or one or more co-registrars, for registration of such ADRs in accordance with any requirement of such exchanges.

PART II.

Item 13.       Defaults, Dividends Arrearages and Delinquencies

Simec is in default on the payment of U.S. $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a U.S. $68 million exchange offer. Accrued interest on the MTNs at December 31, 2005 was U.S. $309,311. The U.S. $309,311 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offer.

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

Item 16.       [Reserved]

Item 16A.     Audit Committee Financial Expert

The Board of Directors of the Company has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Arturo Pérez Trejo is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Pérez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors. Mr. Pérez is “independent” as such term is defined in the listing standards of the American Stock Exchange.

Item 16B.     Code of Ethics

In 2002, the Company adopted a code of ethics that applies to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2005, the Company did not amend its code of ethics in any manner, nor did it grant any waiver from any provision of the code of ethics to any person. The Company will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A. de C.V., Attention: José Flores Flores, telephone number: 52-33-1057-5734.

Item 16C.     Principal Accountant Fees and Services

Audit Fees. Fees paid to KPMG Cardenas Dosal, S.C. for the audit of the annual Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F were Ps. 2.2 million for 2004. Fees paid to Mancera, S.C. Ernst & Young for the audit of the annual Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F were Ps. 3.6 million for 2005.

Tax Fees. Fees paid to KPMG Cardenas Dosal, S.C. associated with tax compliance and tax consultation were Ps. 0.7 million and Ps. 0.02 million, respectively in 2004 and 2005. Fees paid to Mancera, S.C. Ernst & Young associated with tax compliance and tax consultation were Ps. 0.07 million in 2005.

No fees in addition to those set forth above were paid to KPMG Cardenas Dosal, S.C. or Mancera, S.C. Ernst & Young in 2004 or 2005. All of the services described as “Audit Fees” incurred in 2004 and 2005 and “Tax Fees” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

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

GRUPO SIMEC, S.A. DE C.V.

By: /s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By: /s/ José Flores Flores
José Flores Flores
Chief Financial Officer

Dated: July 14, 2006

INDEX TO FINANCIAL STATEMENTS

(Constant Mexican Pesos as of December 31, 2005)

Grupo Simec, S.A. de C.V.

Report of Mancera, S.C. Ernst & Young

Report of KPMG Cárdenas, Dosal, S.C.

Report of BDO Hernández Marrón y Cía., S.C.

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Schedules to Financial Statements

Schedule I-	Condensed Parent Company Balance Sheets as of December 31, 2005 and 2004

Schedule I-	Condensed Parent Company Statements of Income for the years ended December 31, 2005, 2004 and 2003

Schedule I-	Condensed Parent Company Statements of Changes in Financial Position for the years ended December 31, 2005, 2004 and 2003

Schedule I-	Note to Parent Company Financial Statements for the years ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Stockholders of
Grupo Simec, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Simrep Corporation and subsidiaries, a majority owned subsidiary, which statements reflect total assets of Ps. 5,984,488 (thousand) , as of December 31, 2005,and total revenues of Ps. 6,220,242 (thousand), for the period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Simrep Corporation and subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other independent auditors, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A. de C.V and subsidiaries at December 31, 2005, and the consolidated results of their operations and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America. (See Note 19).

Mancera, S.C. A Member Practice of Ernst & Young Global /s/ José Maria Tabares C.P.C José Maria Tabares

Guadalajara, Jalisco México
April 28, 2006
(except for Note 19 as to which the date is June 28, 2006)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S. A. de C. V.:

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2004 and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As mentioned in note 14 to the consolidated financial statements, on August 9, 2004 the Company acquired, as an industrial unit, assets and labor obligations accrued at such date. The assets consist of inventories and steel plants.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A. de C.V. and subsidiaries as of December 31, 2004, and the results of their operations and the changes in their financial position for each of the years in the two-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

As described in note 2, the accompanying consolidated balance sheet, statements of income, stockholders’ equity and changes in financial position have been restated to reflect their presentation in Mexican pesos of constant purchasing power as of December 31, 2005.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

KPMG CARDENAS DOSAL, S. C.

/s/ Jorge O. Pérez Zermeño
Jorge O. Pérez Zermeño

Guadalajara, Mexico.
April 25, 2005, except for the restatement to December 31, 2005 constant Mexican pesos, as to which the date is January 10, 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
SimRep Corporation

We have audited the consolidated balance sheet of SimRep Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the period from July 22 (date of acquisition) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of SimRep Corporation and subsidiaries as of December 31, 2005, and the consolidated results of their operations, the changes in shareholders’ equity and the changes in their financial position for the period from July 22 (date of acquisition) to December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

These consolidated financial statements have been translated into English solely for the convenience of readers of this language.

Hernández, Marrón y Cía., S.C.

/s/ Bernardo Soto Peñafiel
Bernardo Soto Peñafiel, CPA
Partner

Mexico City
April 28, 2006

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004
(Thousands of Constant Mexican pesos as of December 31, 2005)

Assets		2005		2004
Current assets:
Cash and cash equivalents	Ps.	208,064	Ps.	523,341

Accounts receivable:
Trade		2,301,991		1,010,259
Related parties (Note 4)		2,440		5,464
Recoverable value added tax		114,956		163,271
Other receivables		215,139		12,594
		2,634,526		1,191,588

Less: allowance for doubtful accounts		31,071		14,983
Total accounts receivable, net		2,603,455		1,176,605

Inventories, net (Note 5)		3,636,861		1,167,486
Prepaid expenses		228,739		8,877
Derivative financial instruments (Note 6)		57,106		18,902
Total current assets		6,734,225		2,895,211

Non-current inventories (Note 2e)		76,347		68,537
Property, plant and equipment, net (Note 7)		7,069,047		5,968,396
Other assets, intangibles and deferred charges, net (Note 2h)		614,725		313,407
	Ps.	14,494,344	Ps.	9,245,551
Liabilities and stockholders' equity
Current liabilities:
Notes payable to banks (Note 9a)	Ps.	-	Ps.	158,223
Current portion of long-term debt (Note 9b)		20,898		3,515
Accounts Payable		1,402,696		608,494
Accruals (Note 8)		15,110		8,880
Other accounts payable and accrued expenses		671,202		160,500
Related parties (Note 4)		457,256		21
Deferred credit (Note 2l)		130,592		-
Total current liabilities		2,697,754		939,633

Long-term debt (Note 9b)		389,021		-
Seniority premiums and termination benefits (Note 10)		19,649		6,957
Other long-term liabilities (Notes 2q and 16e)		111,343		14,970
Deferred income tax (Note 12)		1,503,308		1,480,919
Deferred credit (Note 2l)		206,770		-
Total long-term liabilities		2,230,091		1,502,846
Total liabilities		4,927,845		2,442,479

Stockholders' equity (Note 13):
Capital stock		3,454,048		3,386,476
Additional paid-in-capital		839,561		677,661
Contributions for future capital stock increases		-		228,822
Retained earnings		4,490,489		3,218,856
Cumulative deferred income tax		(899,978)		(899,978)
Equity adjustment for non-monetary assets		(153,724)		178,151
Fair value of derivative financial instruments (Note 6)		40,093		12,764
Majority stockholders' equity		7,770,489		6,802,752

Minority interest		1,796,010		320
Total stockholders' equity		9,566,499		6,803,072

	Ps.	14,494,344	Ps.	9,245,551

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2005, 2004 and 2003

(Thousands of Constant Mexican pesos as of December 31, 2005, except earnings per share figures)

		2005		2004		2003

Net sales (Notes 14 and 15)	Ps.	12,882,888	Ps.	5,872,194	Ps.	3,027,712
Direct cost of sales (Note 14)		10,303,964		3,412,873		1,989,058

Marginal profit		2,578,924		2,459,321		1,038,654

Indirect overhead, selling, general and administrative expenses		1,011,530		589,445		503,996

Operating income		1,567,394		1,869,876		534,658

Comprehensive financing cost:
Interest (expense) income, net		(15,626)		5,754		(13,412)
Foreign exchange (loss) gain, net		(74,793)		3,961		(2,765)
Monetary position loss		(53,316)		(47,105)		(10,357)

Comprehensive financial result, net		(143,735)		(37,390)		(26,534)

Other income (expenses), net:
Adjustment to the recovery value of land, machinery and equipment		-		(14,627)		(19,373)
Deferred credit amortization		66,742		-		-
Other, net		(11,611)		(23,251)		(12,822)

Other income (expenses), net		55,131		(37,878)		(32,195)

Income before income tax, statutory employee profit		1,478,790		1,794,608		475,929

Income tax (Note 12):
Current		78,368		22,987		13,332
Deferred		110,997		318,396		138,876

Total income tax		189,365		341,383		152,208

Statutory employee profit sharing (Note 12)		414		-		5,268

Net consolidated income		1,289,011		1,453,225		318,453

Allocation of net income
Minority interest		17,378		-		1
Majority interest		1,271,633		1,453,225		318,452
		1,289,011		1,453,225		318,453

Earnings per share:
Weighted average shares outstanding		137,929,599		132,972,479		119,052,681

Earnings per share (pesos)	Ps.	9.22	Ps.	10.93	Ps.	2.67

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2005, 2004 and 2003

(Thousands of Constant Mexican pesos as of December 31, 2005)

	Number of Shares		Additional paid-in capital		Stock premium		Contributions for future capital stock increases		Retained earnings		Cumulative deferred income tax		Equity adjustments for non-monetary assets		Fair value of derivative financial instruments (Note 6)		Majority Stockholders' Equity		Minority interest		Total stockholders' equity

Balance at December 31, 2002	108,031,250	Ps.	2,972,124	Ps.	677,661	Ps.	-	Ps.	1,447,179	Ps.	(899,978)	Ps.	(134,987)	Ps.	-	Ps.	4,061,999	Ps.	273	Ps.	4,062,272

Increases in capital stock (Note 13)	23,941,772		389,818		-		-		-		-		-		-		389,818		-		389,818

Comprehensive income (Note 13)			-		-		-		318,452		-		247,654		10,415		576,521		-		576,521

Balance at December 31, 2003	131,973,022		3,361,942		677,661		-		1,765,631		(899,978)		112,667		10,415		5,028,338		273		5,028,611

Increases in capital stock (Note 13)	1,569,962		24,534		-		-		-		-		-		-		24,534		-		24,534

Contributions for future capital stock increases (Note 13)			-		-		228,822		-		-		-		-		228,822		-		228,822

Comprehensive income (Note 13)			-		-		-		1,453,225		-		65,484		2,349		1,521,058		47		1,521,105

Balances at December 31, 2004	133,542,984		3,386,476		677,661		228,822		3,218,856		(899,978)		178,151		12,764		6,802,752		320		6,803,072

Increases in capital stock (Note 13)	4,386,615		67,572		161,900		(228,822)		-		-		-		-		650		-		650

Investment in Pav Republic by ICH																			1,778,312		1,778,312

Comprehensive income (Note 13)			-		-		-		1,271,633		-		(331,875)		27,329		967,087		17,378		984,465
			-		-
Balances at December 31, 2005	137,929,599	Ps.	3,454,048	Ps.	839,561		-	Ps.	4,490,489	Ps.	(899,978)	Ps.	(153,724)	Ps.	40,093	Ps.	7,770,489	Ps.	1,796,010	Ps.	9,566,499

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2005, 2004 and 2003

(Thousands of Constant Mexican pesos as of December 31, 2005)

		2005		2004		2003
Operating activities:
Net consolidated income	Ps.	1,289,011	Ps.	1,453,225	Ps.	318,453
Add (deduct) items not requiring the use of resources

Depreciation and amortization		323,568		220,979		198,016
Deferred income tax		110,997		318,396		138,876
Write-down of idle machinery		-		14,627		19,373
Deferred credit amortization		(66,742)		-		-
Seniority premiums and termination benefits		5,178		1,329		269

Funds provided by operations		1,662,012		2,008,556		674,987

Net changes in operating assets and liabilities:
Trade receivables, net		(128,504)		(526,468)		(21,839)
Other accounts receivable and prepaid expenses		(221,546)		(167,195)		61,068
Inventories, net		619,557		(853,482)		(9,846)
Derivative financial instruments		(10,875)		-		(15,545)
Related parties receivables		3,024		(1,714)		(3,750)
Accounts payable, other accounts payable and accrued expenses		(274,202)		450,474		(65,329)
Other long-term liabilities		91,290		-		-
Related parties payable (operating)		-		(825)		(187,004)

Funds provided by operating activities		1,740,756		909,346		432,742

Financing activities:
Related parties payable (financing)		448,392		-		-
Increases in capital stock		650		24,534		389,817
Contribution for future capital stock increases		-		228,822		-
Unpaid foreign exchange gain		8,843		-		6,009
Short-term loans (repaid) obtained		(135,628)		158,223		-
Financial debt repayment		(1,045,256)		(19,705)		(360,331)
Decrease in debt due to restatement to constant Mexican pesos as of year end		(5,212)		(1,205)		(4,291)
Other long-term liabilities		-		10,829		81
Increase of investment in Pav Republic by Industrias ICH		487,365		-		-

Funds (used in) provided by financing activities		(240,846)		401,498		31,285

Investing activities:
(Increase) decrease in long-term inventories		(7,810)		(806)		63,540
Acquisition of property, plant and equipment		(500,482)		(1,276,672)		(63,956)
Effect from the acquisition of Pav Republic		(1,301,324)		-		-
Decrease (increase) in other noncurrent assets		126,429		(71,045)		(25,834)
Effect from the acquisition of OAL		(132,000)		-		-

Funds used in investing activities		(1,815,187)		(1,348,523)		(26,250)

Net (decrease) increase in cash and cash equivalents		(315,277)		(37,679)		437,777

Cash and cash equivalents:
At beginning of year		523,341		561,020		123,243

At end of year	Ps.	208,064	Ps.	523,341	Ps.	561,020

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, unless otherwise indicated)

(1)           Description of the Business and Significant Transactions

Description of the Business

The principal activities of Grupo Simec, S.A. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico and abroad. The Company is a subsidiary of Industrias CH, S.A. de C.V. (Industrias CH).

Significant Transactions

(a)
As mentioned in Note 14 a) of these notes, on July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through its subsidiary SimRep Corporation, a U.S. company. Such transaction, was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed US 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%.

The total purchase price of Republic was allocated among the assets acquired and liabilities assumed based on their fair values at July 22, 2005. Such fair values were determined based on both independent appraisals and estimates made by management. The purchase price gave rise to negative goodwill that was allocated among all the non-current assets acquired.

(b)
On July 20, 2005, the Company acquired all the shares of Operadora de Apoyo Logístico, S.A. de C.V., (“OAL”) a subsidiary of Grupo TMM, S.A. de C.V., for a purchase price of Ps. 132 million, for the purpose of converting the acquired company into the operator of three of the iron and steel plants in Mexico. OAL’s primary assets consisted of deferred tax assets resulting from net operating losses carryforwards (See Note 14 b).

(c)
On November 2005 the Company’s Board of Directors decided to spin off its subsidiary Compañía Siderúrgica de California, S.A. de C.V., transferring all of the subsidiary’s assets, liabilities and stockholders’ equity to the following two new companies: Controladora Simec, S.A. de C.V. and Arrendadora Simec, S.A. de C.V.; consequently, the original company was dissolved to separate the control over the shares of the subsidiaries from the assets that comprise the industrial plants in Guadalajara and Mexicali. This restructure had no effect on the consolidated financial statements.

(d)
As mentioned in Note 14 c) of these notes, on August 9, 2004, the Company acquired the majority of the assets of Atlax, S.A. de C.V. and certain assets of Operadora Metamex, S.A. de C.V., as well as their accumulated labor obligations at such date. Such assets consisted of inventories and steel plants located in Apizaco, Tlaxcala and Cholula, Puebla, which produce specialty steel products and commercial profiles. The purchase price of these assets was approximately USD 120 million.

(e)
In 2003, the Company’s subsidiaries Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG), Compañía Siderúrgica de Occidente, S.A. de C.V. (CSO) and Compañía Siderúrgica de California, S.A. de C.V. (CSC) repaid USD 1,452,887 for installments due in such year on the industrial mortgage loan agreement. Furthermore, in 2003, said companies also prepaid USD 29,930,517 on the loan. On March 18, 2004, the Company prepaid USD 1,697,952 plus interest, thus repaying the loan in full as mentioned in Note 9c.

(f)	In 2005, 2004 and 2003, capital increases and certain changes in stock ownership were carried out, which are described in Note 13.

(g)
As mentioned in Note 16 f) of these notes, Pacific Steel, Inc (PS) (subsidiary company located in the U.S.) has been sued by the Government of the State of California in the U.S., which requires that PS clean up and relocate part of its facilities related to the generation, storage, transportation and disposal of materials classified as hazardous waste. The Company has filed an appeal against these claims; however, at the date of issue of the consolidated financial statements, the final results of such appeals remain unknown.

(h)
Pursuant to a public bidding process for non-performing loans without recourse, in 2003, Industrias CH acquired through its subsidiary Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), the assignment of shared recovery loans as well as litigation rights and certain loan-related obligations. Subsequently, on December 11, 2003, with the authorization of the assignor banks, Industrias CH sold 99.98% of the ACOSA shares to the Company. At December 31, 2003, the total investment amount was Ps. 10,835. When the Company reaches its break-even point it must pay the assignors 50% of the amounts recovered (after deducting authorized expenses spent on recovering these amounts), which should be paid in the first five business days of the month following the recovery. At December 31, 2004, ACOSA fully reserved the balance of this account since it has not recovered any amounts. At December 31, 2005, Simec did not have any recoveries with respect to the defaulted receivables.

(2)          Summary of Significant Accounting Policies

   (a)       Basis of preparation and disclosure

The accompanying consolidated financial statements recognize the effects of inflation on financial information, as required by accounting principles generally accepted in Mexico (Mexican GAAP). Consequently, amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Constant Mexican pesos as of December 31, 2005, as determined based on the National Consumer Price Index (NCPI), published by Banco de México.

The annual rates of inflation used to recognize the effects of inflations were as follows:

December 31	NCPI	Inflation

2005	116.301	3.33%
2004	112.550	5.19%
2003	106.996	3.97%

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, other non-current assets, the valuation allowance of accounts receivable, inventories and deferred tax assets, the valuation of financial instruments, and the liability for labor obligations. Actual results could differ from these estimates and assumptions.

For purposes of disclosure in these notes, hereinafter the term “pesos” or abbreviation “Ps.” shall refer to Mexican pesos; the term dollars, or abbreviation USD shall be taken to mean U.S. dollars.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Grupo Simec, S.A. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

The Company’s subsidiaries and its equity percentage are as follows:

Equity interest %

- Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%
- Compañía Siderúrgica de California, S.A. de C.V. (spun off in 2005)	100%
- Arrendadora Simec, S.A. de C.V.	100%
- Simec International, S.A. de C.V.	100%
- Controladora Simec, S.A. de C.V.	100%
- SimRep Corporation and Subsidiaries (1)	50.22%
- Undershaft Investments, N.V.	100%
- Pacific Steel, Inc.	100%
- Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%
- Consorcio Internacional, S.A. de C.V. (liquidated in 2004)	99.79%
- Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%
- Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	99.99%
- Industrias del Acero y del Alambre, S.A. de C.V.	99.99%
- Procesadora Mexicali, S.A. de C.V.	99.99%
- Servicios Simec, S.A. de C.V.	100%
- Sistemas de Transporte de Baja California, S.A. de C.V.	100%
- Operadora de Metales, S.A. de C.V. (2)	100%
- Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (2)	100%
- Administradora de Servicios Siderúrgicos de Tlaxcala, S.A,. de C.V. (2)	100%
- Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (2)	100%
- Administradora de Cartera de Occidente, S.A. de C.V. (3)	99.99%

(1)	Companies that started being part of Grupo Simec during 2005.
(2)	Companies that started being part of Grupo Simec during 2004
(3)	Companies that started being part of Grupo Simec during 2003.

(c)	Basis of translation of financial statements of foreign subsidiaries

For consolidation purposes, the financial statements of the subsidiaries abroad, Simrep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-	By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-	By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-	The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-	The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

-	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.
-	By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
-	The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
-	The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

(d)     Cash equivalents

Cash equivalents consist of bank deposits, foreign currency and other highly liquid investments with maturities of less than 90 days. At the date of the financial statements, interest income and foreign exchange gains and losses are included in the results of operations under the caption Comprehensive financing cost.

(e)	Inventories and cost of sales

Domestic subsidiaries’ inventories are recorded initially at average cost and then adjusted to the lower of replacement cost or net realizable market value under the direct costing system.

Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into Mexican GAAP the inventories have been adjusted from LIFO to the lower of replacement cost or net realizable market value.

The inventory values of the Company were determined as follows:

Billet, finished goods and work in process.-	At the most recent direct production cost

   Direct cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent balance sheet date reported on.

Raw materials.-	At the prevailing market purchase price at the consolidated balance sheet date

Materials, spare parts and rollers.-	At historical cost, restated using the inflation rates of the steel industry

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

The restated value of inventories at the balance sheet date is not in excess of market.

The reserve for slow-moving inventories is determined considering the reprocessing cost of the materials and finished products inventories with a turnover above one year.

(f)       Derivative financial instruments

In 2005, 2004 and 2003, the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirements and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating costs.

The Company recognizes the fair value as an asset or liability and records the offsetting amount in other comprehensive income/loss (OCI). The cumulative OCI is reversed in the month of settlement and the net settlement and any related contract costs are booked to cost of goods sold in the month of settlement.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. As mentioned in Note 6 of these notes, the Company opted for the early adoption of Mexican accounting Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities; consequently, at December 31, 2005, 2004 and 2003, these contracts were recognized on the balance sheet at fair value, either as liabilities or assets. The Company periodically evaluates the changes in the cash flows of the derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2005, 2004 and 2003 the derivatives qualified as a derivative financial hedging instrument of the cash flow type and thus the fair value and subsequent changes of the swaps are recorded under stockholders’ equity as Comprehensive income net of the deferred tax effect.

(g)	Property plant and equipment

Property, plant and equipment is recorded initially at acquisition cost, and then adjusted for inflation by applying NCPI factors, except for imported machinery and equipment, which is restated based on the inflation rate in the country of origin and changes in the foreign exchange rate of the country’s particular currency in relation to the peso.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated remaining useful lives of the related assets as determined on an individual basis by independent experts and management.

The comprehensive financing cost which includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position result of assets under construction or installation is capitalized as part of the value of such assets and is restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Years

Buildings	15 to 65
Machinery and equipment	10 to 40
Transportation equipment	4
Furniture, fixtures and computer equipment	10

Maintenance and minor repairs are expensed as incurred.

(h)	Other assets, intangible assets and deferred charges

Other assets include mainly technical assistance, organization and pre-operating expenses and, except for technical assistance, are restated for inflation based on the NCPI factors. Amortization is computed on restated values using the straight-line method, over periods ranging from 3 to 20 years.

As mentioned in note 1 a), as a result of the Republic acquisition, the Company identified and recorded intangible assets at a fair value totaling Ps. 345.6 million. As of December 31, 2005 the Company’s intangible assets and deferred charges include Ps. 318.5 million net of Ps. 27.12 of accumulated depreciation related to the Republic trade name, customer list, and certain labor, licenses, and suppliers agreements. The amount recorded and the useful life were determined based on independent appraisals. The Republic trade name has an indefinite useful life and will not be amortized.

The estimated useful lives and amortization are as follows:

INTANGIBLES

		Value at	Useful		2005	Estimated Future Amortization
		22-Jul-05	Life		Amortization	2006	2007	2008	2009	2010
Republic Tradename	Ps	78,764	Indefinite	Ps.	-	-	-	-	-	-
Union Agreements		126,902	24.5 months		23,344	62,156	41,402	-	-	-
Kobe Tech		91,890	144 months		2,878	7,690	7,690	7,690	7,690	7,690
Customer Relationships		48,127	240 months		905	2,407	2,407	2,407	2,407	2,407
	Ps	345,683		Ps.	27,127	72,253	51,499	10,097	10,097	10,097

At December 31, 2005 intangible assets subject to amortization are being amortized over periods ranging from 2 to 20 years with a weighted average amortization period of approximately 9 years. Amortization expense aggregated Ps.27.1 million from the date Republic was acquired through the date of the financial statements.

    (i)        Accruals

Based on management estimates, the Company recognizes accruals for these present obligations for which the transfer of assets or the rendering of services exist, arise as a consequence of past events (such events refer primarily to salaries and other amounts payable to employees, and fees) or it is probable that the effects will materialize and can be reasonably quantified.

(j)	Seniority premiums and termination payments

The accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2005, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

Through 2004, other compensations to which employees were entitled, mainly termination payments, were charged to results of operations of the year, if and when the payments were vested.

The revised Mexican accounting Bulletin D-3, Labor Obligations, issued by the Mexican Institute of Public Accountants and adopted in 2005 by the Company, establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, and includes rules applicable to employee termination pay.

(k)	Income tax, asset tax and employee profit sharing

Deferred income tax is accounted for using the asset and liability method, which is based on a comparison of the book and tax values of balance sheet accounts. Deferred tax assets and liabilities are recognized on temporary differences between assets and liabilities for financial and tax reporting purposes, as well as the available tax loss carryforward and creditable asset tax paid. Deferred tax assets and liabilities are determined using the enacted income tax rate at the balance sheet date, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or paid, respectively. The effect on deferred tax assets and liabilities due to changes in tax rates is recognized in results of operations in the period in which such changes are approved.

The Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences.

Asset tax is offset against deferred income tax, making the appropriate evaluation of recovery. Deferred tax assets are evaluated periodically, providing, if necessary, an estimate for those amounts of doubtful recovery.

The Company records a valuation allowance to reduce the deferred tax assets to an amount that it considers is more likely than not to be realized. In assessing the need for the valuation allowance, the Company considers future taxable income. In the event that estimates of projected future taxable income change, or amendments in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of the deferred income tax assets, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

Deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income and taxable income for employee profit sharing purposes, provided it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the related liability or benefit will not be realized in the future.

(l)	Deferred credit

The Company applied on a supplementary basis to Mexican GAAP, US EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations” to the OAL acquisition. The deferred credit is obtained from the difference between the amount paid and the deferred tax asset recognized resulting from the purchase of future tax benefits from OAL.

The deferred credit is being amortized to results of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit (See note 14b).

(m)	Restatement of capital stock, other capital contributions and retained earnings

The restatement of capital stock, other capital contributions and retained earnings is determined by applying the NCPI from the time contributions were made and earnings were generated through the most recent year-end. The resulting amount represents the amount needed to maintain the stockholders’ investment at a constant level.

(n)	Cumulative deferred income tax

This caption represents the accumulated effect of deferred taxes determined at the time the related accounting principle was first applied, restated at the most recent balance sheet date.

(o)	Equity adjustment for non-monetary assets

This caption represents the difference between the restatement of non-monetary assets using the specific-cost method and the restatement based on the NCPI, reduced by the related deferred tax effect at the time Bulletin B-10 was first applied.

(p)	Comprehensive financing cost

Comprehensive financing cost consists of interest, net exchange differences and the monetary effect. Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Monetary assets and liabilities denominated in foreign currency are translated using the prevailing exchange rate at the balance sheet date. Exchange differences determined on foreign currency denominated assets or liabilities are charged or credited to results of operations.

The monetary effect is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by the rate of inflation through year-end. The result thereby obtained represents the net monetary position gain or loss on inflation and is credited or charged to results of operations.

(q)	Environmental costs

It is the Company’s policy to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes it is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable.

The recorded amounts represent estimates of the environmental remediation costs associated with future events triggering or confirming the costs that, in management’s judgment, are probable. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations, and take into consideration the likely effects of inflation and other societal and economic factors.

(r)	Revenue recognition

Revenues from the sale of products are recognized at the time products are shipped and the related risks and benefits of merchandise are transferred to the customer. The Company provides for freight expenses, returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the income statement,

(s)	Business and credit concentration-

The Company does not believe it has significant concentrations of credit risks in its accounts receivable. The Company has a large customer base and geographically diverse, consequently, no significant concentration in a specific customer or market. The Company records an allowance for doubtful accounts which covers accounts receivables with specific collection problems based on analyses and estimates made by management.

(t)	Earnings per share

The basic earnings per share of each period have been computed by dividing the net consolidated income by the weighted average number of shares outstanding of each period.

(u)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

The Company has made significant accounting estimates with respect to the valuation allowances of accounts receivable, inventories, long-lived assets, deferred tax assets and liabilities, environmental obligations and employee health care obligations.

The following is the rollforward of the allowance for bad debt for the year ended December 31, 2005 (previous years’ allowance was considered not significant):

Balance as of December 31, 2004	Ps.	14,983
Provision for the year		26,229
Write-off of uncollectible accounts		(10,383)
Restatement of the initial balance		242
Balance as of December 31, 2005	Ps.	31,071

(v)	Contingencies

Significant liabilities or losses derived from contingencies are recognized when it is probable that such contingencies will materialize and when there are reasonable elements for quantifying the related liabilities. When a reasonable estimate cannot be made, contingencies are disclosed qualitatively in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are recognized only when it is virtually certain that they will be realized.

(w)	Impairment in the value of property, machinery and equipment and other non-current assets

The Company periodically evaluates the book value of its long-lived assets, machinery and equipment, intangibles and other assets to determine whether there are any indications of impairment (i.e., carrying value in excess of recoverable amount). The recoverable amount represents the net potential income that may reasonably be expected to be obtained from the use or sale of such assets. If the book value of a given asset is determined to be excessive, the Company makes the necessary allowances to reduce the carrying value of the asset to its recoverable amount. Assets to be sold are presented in the financial statements at the lower of their carrying value or recoverable amount.

(3)          Foreign Currency Position

Foreign currency denominated assets and liabilities at December 31, 2005 and 2004 were as follows:

	Thousands of U.S. dollars		Thousands of euros		Thousands of pounds sterling		Thousands of deutsche marks
	2005	2004	2005	2004	2005	2004	2005	2004
Current assets	USD 163,318	USD 68,091	-	-	-	-	-	-

Current liabilities	(180,511)	(32,809)	EUR (86)	EUR (78)	GBP (87)	GBP (87)	DEM (49)	DEM (49)
Long-term liabilities	(36,095)	-	-	-	-	-	-	-
Total liabilities	(216,606)	(32,809)	(86)	(78)	(87)	(87)	(49)	(49)
Net assets (liabilities)	(53,288)	35,282	(86)	(78)	(87)	(87)	(49)	(49)

The exchange rates at April 28, 2006 and at December 31, 2005 and 2004 were as follows (amounts in pesos):

	April 28	December 31,	December 31,
	2006	2005	2004

Dollar	Ps. 11.1578	Ps. 10.7777	Ps. 11.264
Euro	13.9983	12.5797	15.169
Pound sterling	20.1838	18.3570	21.474
Deutsche mark	7.1572	6.4319	7.755

At December 31, 2005 and 2004, the Company had the following monetary position from foreign non-monetary assets, or from assets whose replacement cost can only be determined in U.S. dollars.

		Thousands of U.S. dollars
		2005	2004

Machinery and equipment, net	Ps.	341,302	280,909
Inventories		287,043	38,105

		628,345	319,014

The summary of transactions carried out in U.S. dollars for the years ended December 31, 2005, 2004 and 2003, excluding imports of machinery and equipment, is as follows:

	Thousands of U.S. dollars
	2005	2004	2003

Sales	USD 650,508	USD 52,468	USD 28,810
Purchases (raw materials)	(392,269)	(78,422)	(24,304)
Other expenses (spare parts)	(7,522)	(4,898)	(462)
Interest expense	(3,478)	(28)	(3,312)

The exchange rate of the peso to foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has three foreign subsidiaries, whose combined assets, liabilities and stockholders’ equity are as follows:

	Thousands of U.S. dollars
	2005	2004

Current monetary assets	110,499	1,292
Inventories and prepaid expenses	278,157	7
Current liabilities	(121,745)	(6,824)

Working capital	266,911	(5,525)

Property, plant and equipment	139,787	1,766
Other assets and deferred charges	32,702	-
Long-term liabilities	(100,233)	-

Stockholders’ equity	339,167	(3,759)

(4)          Related Party Transactions and Balances

Transactions carried out with related parties, primarily with Industrias CH, during the years ended December 31, 2005, 2004 and 2003 were as follows:

		2005	2004	2003

Sales (1)	Ps.	24,807	128,725	188,407
Purchases		1,648	11,004	13,733
Interest income		-	-	2,736
Administrative services expenses (2)		8,138	8,720	9,115

(1)	Primarily this transaction relates to Intercompany sales of inventory with Industrias CH
(2)	These operations relate to Intercompany payroll services primarily with Administración de empresas CH, S.A. de C.V.

Balances due from/to, related companies at December 31, 2005 and 2004 are as follows:

Accounts receivable:		2005	2004

Industrias CH (1)	Ps.	-	5,464
Administración de empresas CH, S.A. de C.V. (2)		2,440	-
	Ps.	2,440	5,464

Accounts payable:

Industrias CH (1)	Ps.	457,256	-
Other		-	21

	Ps.	457,256	21
(1)	Holding Company
(2)	Affiliate

The account payable to Industrias CH is for an indefinite term and is a current account that bears no interest. The balance of this payable is derived from funds that the company received to finance the acquisition of PAV Republic.

(5)            Inventories

Inventories are comprised as follows:

		2005	2004

Finished goods	Ps.	2,896,875	171,866
Work in process		8,888	1,615
Billets		123,263	159,163
Raw materials and supplies		274,399	582,514
Materials, spare parts and rollers		130,576	85,576
Advances to suppliers and others		146,644	114,035
Goods in transit		60,190	56,642

		3,640,835	1,171,411

Less: allowance for obsolescence		3,974	3,925

	Ps.	3,636,861	1,167,486

(6)           Derivative Financial Instruments

The Company uses derivative financial instruments primarily to offset its exposure to financial risks related to the price of natural gas. Derivative instruments currently used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The fair value of the swaps are recorded as part of Comprehensive income in stockholders’ equity, in conformity with Mexican accounting Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted early at December 31, 2003.

In Mexico the Company entered into these types of contracts with PEMEX Gas and Petroquímica Básica (PGPB) under which the Company pays a fixed price and receives a floating price during the contract period of 2004-2006. In the United States the swap contracts entered by the Company are for terms of less than one year.

At December 31, 2005 and 2004, the swaps gave rise to the recognition of an asset of Ps. 57,106 and Ps. 18,902, and a deferred tax liability of Ps. 16,561 and Ps. 5,671, as well as a net comprehensive income item in stockholders’ equity of Ps. 40,093 and Ps. 12,764, respectively. Amounts recorded in comprehensive income were Ps. 10,415, Ps. 2,349 and Ps. 27,329 in the years 2005, 2004 and 2003 respectively.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. According to the contract termination dates, the whole value of the swaps will be realized during the year 2006. In the year ended December 31, 2005, the Company recorded Ps. 34.9 million as a reduction in the cost of sales as a result of the transactions settled.

(7)         Property, Plant and Equipment

Property, plant and equipment are comprised as follows:

		2005	2004

Buildings	Ps.	1,881,924	1,762,747
Machinery and equipment		6,485,640	6,089,971
Transportation equipment		48,284	47,711
Furniture, fixtures and computer equipment		54,346	39,956
		8,470,194	7,940,385

Less: accumulated depreciation		2,500,544	2,504,568
		5,969,650	5,435,817

Land		511,862	489,482
Construction in progress (1)		556,967	11,511
Idle machinery and equipment		30,568	31,586
	Ps.	7,069,047	5,968,396

(1)   Construction in progress corresponds primarily to machinery. The completion date of these projects is scheduled for May 2006 and the pending investment amount is Ps. 5,574.

Through December 31, 2005 and 2004, the Company has capitalized the comprehensive financing cost of building and machinery and equipment in the net amount of Ps. 7,544, and Ps. 477,603, respectively, as an addition to the acquisition cost.

At December 31, 2005 and 2004, the specific restatement rate of machinery and equipment was lower than the NCPI, since a significant portion of such machinery is imported and accordingly, the inflation factor of the country of origin and the devaluation of the peso versus the respective currency were lower than the NCPI.

(8)          Accruals

Accruals at December 31, 2005 and 2004 include the following:

		Salaries and other personnel benefits
December 31, 2005			Fees	Total

Balance at December 31, 2004	Ps.	5,302	3,578	8,880
Increases charged to operations		254,940	3,100	258,040
Payments		(249,455)	(2,355)	(251,810)
Balance at December 31, 2005	Ps.	10,787	4,323	15,110

December 31, 2004

Balance at December 31, 2003	Ps.	8,096	1,523	9,619
Increases charged to operations		51,820	6,387	58,207
Payments		(54,614)	(4,332)	(58,946)
Balance at December 31, 2004	Ps.	5,302	3,578	8,880

(9)           Notes Payable, Long-term Debt and Medium-term Notes

(a)       Notes payable

This caption includes uncollateralized loans with BBVA Bancomer, S.A. that bear annual interest ranging from 3.24% to 3.37% and mature at March 31, 2005.

(b)       Long-term debt

At December 31, 2005 and 2004, the Company’s long-term debt is as follows

		2005	2004
Debt with Ohio Department of Development	Ps.	46,690	-
Revolving loan with General Electric Capital (GE)		359,975	-
Medium-term notes		3,254	3,515
Total long-term debt		409,919	3,515

Less: current portion of long-term debt		20,898	3,515

Long-term debt excluding current portion	Ps.	389,021	-

Long-term debt

The company has a loan with Ohio Department of Development that was used to modernize the plant in Lorain, Ohio. The project concluded in 2003. The initial amount of the loan was USD 5 million, bearing 3% annual interest and maturing on the first day of each month, through the final maturity of July 2008. Principal amounts of USD 1.6 million, USD 1.7 million and USD 1 million mature during 2006, 2007 and 2008, respectively. The loan is guaranteed by the project to modernize the 20-inch bar mill in the Lorain plant.

Revolving line of credit with General Electric Capital (GE)

On July 22, 2005, Republic one of the Company’s subsidiaries located in USA had an available revolving line of credit with a guarantee of Ps 2,683.2 million (USD 250 million) with General Electric Capital Corporation (GE capital). Such loan matures in May 2009 but may be rolled over through May 20, 2010. As of November 1, 2005, the available credit line of Ps 2,683 millions (USD 250 million) was reduced to Ps 1,609.9 millions (USD 150 million).

At December 31, 2005 has an outstanding balance with GE Capital of Ps 359.97 million (USD 33.4 million) and Ps 35.4 million (USD 3.3 million) on letters of credit. The company’s available balance at December 31, 2005 aggregates Ps 1,216 million (USD 113.3 million). The company has to pay a 0.50% annual commission on the unused credit. The available draw downs are limited to the sum of 85% of Republic’s determined accounts receivable plus 65% of its determined inventory.

The loan is unconditionally and irrevocably guaranteed by Republic’s subsidiaries and specifically with their current inventories and accounts receivable, as well as its subsequent acquisitions. As of December 31, 2005 the inventories and accounts receivables aggregated Ps 2,751 million and Ps 1,159 millions respectively.

Such loan bears interest based on one of the two following options, which the Company shall choose at its own discretion: 1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin; 2) the LIBOR plus the applicable margin. Margins were adjusted based on the available rate for the quarter on a base established in advance. The base for the applicable margin for the indexed rate was adjusted between 0.00% and 1.00%, and the rate for margins applicable to the LIBOR was adjusted between 1.75% and 2.75%. From November 1, 2005 through the end of 2005, the rate was fixed at 0.00% for the applicable margins for the prime rate and 1.00% for the applicable margin for the LIBOR. At December 31, 2005, the loans from GE Capital bear interest at an annual 7.25% rate for the loans at indexed rates and an annual 5.38% rate for those at the LIBOR.

As of January 1, 2006, the applicable margins will be adjusted from 0.00% to 0.25% for the indexed rate, and 0.875% to 1.25% for the loans at the LIBOR, based on the average daily availability of the preceding quarter. The new agreement also changes the commission on the unused credit from 0.50% to 0.375%. Based on the last quarter of 2005, in accordance with the available daily rate, the initial margins for 2006 will be 0.00% for the indexed rate, 0.875% for the LIBOR, 0.500% for the commission on the unused credit, and 0.875% applicable to the letters of credit.

The loan from GE Capital establishes a series of requirements, obligations and restrictive covenants, including limitations in capital investments and maintenance. Expenses in capital investment exclusively in Republic for any fiscal year are limited to Ps 1,077.8 million (USD 100 million), excluding expenses on capital investments financed by earnings from insurance recoveries. At December 31, 2005, the Company is in compliance with all such requirements, obligations and restrictive covenants established in the loan with GE Capital.

(c)    Industrial mortgage loan

Advance payments of USD 1,697,952 were made on the industrial mortgage loan in 2004, plus the corresponding interest. On March 18, 2004, the Company repaid in full the loan in the amount of USD 1,697,952.

The Company and all of its subsidiaries that own property, plant and equipment took out an industrial mortgage as security on this loan. The Company’s management is in the process of canceling the guarantees established in the restructuring agreement entered into with the banks, which allows the industrial mortgage to be released.

(10)      Seniority Premiums and Termination Payments

The cost, obligations and other components of seniority premiums and termination payments mentioned in note 2j were determined based on computations made by independent actuaries at December 31, 2005, 2004 and 2003.

The components of the net period cost for the years ended December 31, 2005, 2004 and 2003 are as follows:

		2005	2004	2003
Net period cost
Labor cost	Ps.	2,841	589	307
Financial cost		1,050	319	215
Amortization of transition liability		1,121	402	257
Amortization of prior service cost and plan modifications		197	94	69
Effect of cancelled obligations		(31)	369	-
Net period cost	Ps.	5,178	1,773	848

An analysis of the present value of benefit obligations is as follows:

		2005	2004	2003

Projected benefit obligation	Ps.	21,611	8,041	6,364

Unamortized items:
Transition liability		(9,445)	(2,959)	(2,492)
Prior service cost and plan modifications		(355)	(407)	-
Variances in assumptions and experience adjustments		1,300	(336)	(331)
Additional liability		6,538	2,618	2,031

Net projected liability recognized in consolidated balance sheets (1)	Ps.	19,649	6,957	5,572

(1) The Net projected liability as of December 31, 2005 includes Ps.6.3 million related to a defined retiree health care plan of PAV Republic which is one of the company’s subsidiaries located in US. Such plan covers approximately 14 union hourly employees. This plan assumed a health care cost rate for the year of 10%.

The remainder of the increase as of December 31, 2005 in the net periodic cost and the net projected liability is due mainly to inclusion of the termination payment obligation starting January 1, 2005, as required by revised accounting Bulletin D-3.

The most significant assumptions used in determining the net period cost of the plan are as follows:
	2005	2004
Actual discount rate used to reflect present value of obligations	4.5%	4.5%
Actual rate of future salary increases	1%	1%
Actual expected return rate of plan assets	4.5%	4.5%

(11)       Other Benefit Plans

From the companies of the group only Republic offers other benefit plans for its employees. Most of the production workers are insured by collective contracting with the United Steelworkers of America (USWA). The collective contracting expires August 15, 2007 (labor agreement). From the Mexican operations approximately 60% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

The labor agreement provides a defined health and retirement contribution program and pension benefits. Republic is required to contribute to the program for each work hour accrued at a rate of Ps. 40.7 (actual amount) per hour until the labor agreement expires. For the period from July 22, 2005 through December 31, 2005, During 2005 there was an expense of Ps. 68.7 million.

The labor agreement includes an employee profit sharing program, to which Republic must contribute 15% of its quarterly earnings exceeding Ps. 134.2 million before taxes. For the period from July 22, 2005 through December 31, 2005, there was an expense of Ps. 7.5 million for the profit sharing program.

In addition, Republic has a defined retirement contribution plan which covers virtually all of its non-union salaried employees. This plan is designed to provide retirement benefits through the Company contributions and deferred employee compensation. Republic contributes to this plan each payment period based on the age and length of service of its personnel at January of each year. The contribution amount is equal to the base salary multiplied by the appropriate percentage as determined based on the worker’s age and years of service.

The full contribution percentage is acquired upon completing 5 years of service. Furthermore, workers are allowed to make contributions to a 401(k) plan through wage discounts. The Company contributes to the Republic’s employees 25% on the first 5% of wages that the worker chooses to contribute. Workers eventually acquire a 100% match of 401(k) contributions from the Company. For the period from July 22, 2005 through December 31, 2005, there was a recorded expense of Ps. 11.9 million on retirement contribution plans and 401(k) contribution plans.

In accordance with the profit sharing plan for salary and non-union workers, excluding a select group of managers and executives, Republic contributed 3% of quarterly earnings exceeding Ps. 134.2 million before taxes. For the period from July 22, 2005, through December 31, 2005, there was a recorded expense of Ps. 1.1 million.

Republic offers, an administrative incentive plan to a select group of managers and executives. The incentives are based on the achievement of select corporate and individual objectives which include financial results, improvement in product yield, energy use, quality and safety standards and cash flow. For the period from July 22, 2005 through December 31, 2005, there was not any recorded expense for this plan. In regards to the acquisition of Republic on July 22, 2005, the Company assumed the accumulated liability for this plan of Ps. 9.7 million, which was paid in January 2006. The Company also assumed an incentive compensation for Republic’s C.E.O Joseph Lapinsky of Ps. 5.4 million, which was paid in January 2006.

Republic has a deferred compensation plan that covers certain key workers. The plan allows the worker to defer an annual amount of his/her base salary and grants an annual fixed contribution by Republic based on a percentage of salary. For the period from July 22, 2005 through December 31, 2005, there was a related expense recorded of Ps. 1.1 million.

(12)        Income Tax, Asset Tax and Employee Profit Sharing and Tax Loss Carryforwards

Industrias CH, holding company files a Consolidated Tax Return. Under Mexican Income Tax Law (MITL) Industrias CH does not have to allocate any tax to its subsidiaries since each of its subsidiaries has the obligation to calculate on a stand alone basis its own taxes and only pay the minority part of such taxes directly to the Mexican Income Revenue Service (IRS). The majority interest for consolidated tax purposes is paid through the holding company. The Company computes its tax provision on a stand alone basis.

Under current tax regulations, companies must pay the greater between income tax and asset tax.  The computation of both taxes considers the effects of inflation, although differently from accounting principles generally accepted in Mexico.

Statutory employee profit sharing is computed practically on the same basis as income tax, but excluding the effects of inflation.

The Mexican Asset Tax Law establishes payment of a 1.8% tax on the value of restated assets net of certain liabilities.

An analysis of income tax charged to results of operations for the years ended December 31, 2005, 2004 and 2003 is as follows:

		2005	2004	2003
Current Income Tax Mexican Subsidiaries	Ps.	123,236	21,001	12,922
Current Income Tax Foreign Subsidiaries		(44,868)	1,986	410
Deferred Income Tax Mexican Subsidiaries		40,543	318,396	138,876
Deferred Income Tax Foreign Subsidiaries		70,454	-	-
Income tax expense	Ps.	189,365	341,383	152,208

At December 31, 2005 and 2004 and 2003, the tax expense attributable to income before income tax, employee profit sharing and minority interest differed from the expense computed by applying the income tax rate of 30% in 2005, 33% in 2004 and 34% in 2003 to income before these provisions and minority interest. An analysis is as follows:

		2005	2004	2003

Expected tax expense	Ps.	443,637	592,220	161,816
Increase (decrease) resulting from:
Net effect of inflation		30,404	34,799	42,415
Adjustments for enacted changes in tax laws and rates			(286,592)	(34,428)
Change in valuation allowance of deferred tax assets (1)		(131,471)	(1,526)	(46,690)
Majority asset tax		5,802	10,687	13,192
Effect of beginning inventory due to change in Tax laws and corporate restructure(2)		(417,821)	-	-

Deferred credit amortization (3)		(19,942)	-	-
Additional liability (2)		301,501
Others, net		(22,745)	(8,205)	15,903

Income tax expense	Ps.	189,365	341,383	152,208

(1) The valuation allowance for deferred assets at December 31, 2005 and 2004 is Ps. 67,888 and Ps. 199,359, respectively. In 2004, the Company had a valuation allowance that covered almost the total amount of the recoverable asset tax and tax loss carryforwards due to the uncertainty of their recovery. However, in 2005 the Company recovered part of the recoverable asset tax and reduced deferred tax assets by Ps. 83,500. As a result of the asset tax recovery, the Company estimated that a higher amount of deferred tax assets is more likely than not to be recovered, consequently it reduced its valuation allowance on its deferred tax asset as of December 31, 2005 The net change in the valuation allowance for the years ended December 31, 2005 and 2004 was a decrease of Ps. 131,471 and Ps. 1,526, respectively.

(2) In conformity with the law in force through December 31, 2004, inventory purchases were tax deductible in the year in which they were made, regardless of the time of sale of finished goods. As of 2005, inventories will be tax deductible when sold, although the law provides transition provisions to tax the ending inventory balance at December 31, 2004 over periods that vary depending on the circumstances of each entity. During 2005 the Company determined a tax benefit of Ps. 417,821, because of the non-accumulation, in the coming years, of its inventory balance at December 31, 2004 due to a corporate restructure (spin-off of its Subsidiary COSICA) of the Company.
Also, the Company recorded an additional deferred tax liability for the amount of Ps. 301,501, to account for the difference of the net income of the 2005 period for which the Company did not pay taxes (See Note 13 c).

(3) Benefit in the Income Tax derived from Net Operating Losses (NOLs) obtained through OAL acquisition (Note 14 b).

The effective tax rate for the fiscal years ending December 31, 2005, 2004 and 2003 were 12.8%, 19.02% and 31.98% respectively. The effective income tax rate during 2005 had a significant improvement that was the result of a corporate restructure. These changes resulted in favorable tax differences that had a one time impact in our effective income tax rate for the year ended December 31, 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

		2005	2004
Deferred tax assets:
Allowance for bad debts	Ps.	60,471	7,175
Liability provisions		105,903	18,923
Advances from customers		22,247	29,632
Tax loss carryforward		314,750	18,474
Recoverable asset tax		103,260	186,803

Total gross deferred assets		606,631	261,007

Less: valuation allowance		67,888	199,359

Deferred assets, net		538,743	61,648

Deferred tax liabilities:
Inventories		396,465	323,802
Derivative financial instruments		16,561	5,671
Property, plant and equipment		1,238,833	1,023,473
Pre-operating expenses		88,664	75,712
Purchase commitment		-	107,544
Others		27	6,365
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		301,501	-

Total deferred liabilities		2,042,051	1,542,567

Deferred tax liability, net	Ps.	1,503,308	1,480,919

For the years ended December 31, 2005 and 2004, deferred employee profit sharing is deemed immaterial.

An analysis of partnership capital tax accounts at December 31, 2005 is as follows:

Restated contributed capital account (CUCA)	Ps. 4,288,329
Net tax profit account (CUFIN)	188

Tax loss carryforward and recoverable asset tax at December 31, 2005 expire as follows:

	Restated amount at December 31, 2005
Year of expiration	Tax loss Carryforward		Recoverable asset tax
2006	Ps.	578	7,069
2007		4,653	13,242
2008		17,690	20,381
2009		31,050	16,738
2010		2,352	18,550
2011		396	15,297
2012		5,717	3,213
2013		149,128	1,790
2014		14,778	2,076
2015	(1)	3,732,890	4,904

	Ps.	3,959,232	103,260

A new income tax law in México was enacted on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years. As a result of these changes, for the year ended December 31, 2004, the Company recognized a decrease in the net deferred tax liability of Ps. 286,592 which was credited to results of operations.

(1) Includes tax loss carryforwards as described in Note 14 b.

(13)        Stockholders’ Equity

(a)         Structure of capital stock

i)
At an Extraordinary Stockholders’ Meeting held on April 29, 2005, the stockholders agreed to convert 15,000,000 shares owned by Industrias CH consisting of variable capital stock, which have a nominal value of Ps. 218,823, into fixed capital shares. In the same meeting, the stockholders approved a 3-for-1 stock split (effective until May 30, 2006) for all outstanding shares to increase the number of shares, thus facilitating their tradability. The Company’s Board of Directors is delegated the power to approve, on the date the Board sees fit, the terms and conditions under which the Company shall perform the approved split and the secretary of the Board of Directors shall be advised as to how and when to proceed with the cancellation of the replaced shares received once all the Company’s shares have been exchanged.

ii)
At a regular stockholders’ meeting held on April 29, 2005, it was agreed to increase the Company’s variable capital stock by Ps. 109,591 (Ps. 103,785 nominal amount) by issuing 7,114,285 common “B” series shares, 4,386,615 of which were subscribed and paid in by Industrias CH through the capitalization of contributions for future capital increases of Ps. 67,572 (Ps. 63,992 nominal amount) and a stock premium of Ps. 161,900 (Ps. 152,707 nominal amount). The remaining 2,727,670 shares are to be offered to the rest of the Company’s stockholders, with prior authorization of the National Registry of Securities, so as to provide them the opportunity to exercise their preemptive rights to subscribe and pay in the capital increase in proportion to their stock holding. It was agreed that the Ps. 34.81(actual amount) difference between the nominal theoretical value of the shares of Ps. 14.59 (actual amount) and the subscription price of the shares of the capital increase of Ps. 49.40 (actual amount) would be recorded by the Company as a stock premium.

iii)
At a Board of Directors’ meeting held on December 3, 2004, it was resolved to record Ps. 228,822 (Ps. 216,698 historical) as contributions for future capital stock increases corresponding to various contributions by Industrias CH, for the purpose of having the Company and CSC acquire the assets of the steel plants located in Tlaxcala and Puebla, as well as for the assignment of a technical assistance agreement derived from such acquisition.

iv)
At a Board of Directors’ meeting held on May 13, 2004, the Company’s minority stockholders exercised their preemptive rights to subscribe and pay in the increase in variable capital stock declared on November 19, 2003, contributing Ps. 24,534 (Ps. 22,902 nominal amount) through the subscription and payment of 1,569,962 shares. A total of 301,153 shares that were neither subscribed nor paid in were cancelled.

Subsequent to the above-mentioned resolutions and activities, the Company’s capital stock aggregates Ps. 3,454,048, represented by 137,929,599 common “B” series shares with no par value. Such shares may be subscribed and paid in by both Mexican and foreign individuals or companies.

Shares outstanding for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Common “B” series shares	137,929,599	133,542,984	131,973,022

Each share has the right to one vote at stockholders’ meetings. Minimum fixed capital not subject to withdrawal is Ps. 441,786, nominal amount, which may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting.

(b)      Comprehensive income

Comprehensive income reported on the statement of changes in stockholders’ equity represents the result of all of the Company’s activities during the year and includes the following captions, which in conformity with accounting principles generally accepted in Mexico, were applied directly to stockholders’ equity, except for net income:

		2005	2004	2003
Net income	Ps.	1,271,633	1,453,225	318,452
Equity adjustment for non-monetary assets (1) (2)		(443,560)	90,846	389,623
Deferred taxes applied to the equity adjustments for non-monetary assets		111,685	(25,362)	(141,969)
Fair value of derivative financial instruments		38,402	3,357	15,545
Deferred tax on the fair value of derivative financial instruments		(11,073)	(1,008)	(5,130)
		967,087	1,521,058	576,521

Minority interest (3)		17,378	47	1

Total	Ps.	984,465	1,521,105	576,522

(1)  In 2005, includes Cumulative Translation Adjustment of SimRep for Ps.14,839.
(2)  Includes primarily equity adjustment for non-monetary due to fixed assets.
(3)  Minority interest represents the minority share holding of Industrias CH in SimRep Corporation.

(c)       Restrictions on stockholders' equity

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock issued and outstanding. At December 31, 2005, the legal reserve aggregates Ps. 21,447.

Stockholder contributions, which are restated for tax purposes, may be refunded tax-free, provided that the reimbursed amount is equal to or in excess of the Company’s stockholders’ equity.

Earnings distributed on which no income tax has been paid, as well as other stockholders’ equity account distributions, are subject to payment of income tax, payable by the Company, at the rate of 29%; consequently, the stockholders may only receive 71% of such dividends.

The variable portion of the capital stock may never exceed ten times the amount represented by the fixed portion. The fixed portion of Simec’s capital stock may be increased or decreased by a resolution passed at a general extraordinary shareholders’ meeting. The variable portion of the Company’s capital stock may be increased or decreased by a resolution passed at a general ordinary shareholders’ meeting. Any increase or decreases in the Company’s capital stock must be recorded in the Company’s registry of capital variations.

(14)         Acquisitions

a)
On July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through their subsidiary SimRep Corporation, a U.S. company. Such transaction was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million, to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and Industrias CH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the sock purchase agreement, the Company acquired the right to a portion of the reimbursement from an unresolved insurance claim. Any receipts will change the final purchase accounting adjustment to reflect the fair value of the assets acquired and liabilities assumed (See Note 17 c). Republic has six production plants: five in the United States and one in Canada. The Company and Industrias CH acquired Republic to increase their presence in the US market.

The total Republic acquisition price was allocated to the assets acquired and the liabilities assumed based on their fair values as of July 22, 2005. The following table summarizes the fair values of the assets acquired and the liabilities assumed in connection with the acquisition. The fair values were primarily determined based on independent appraisals and estimates made by management. The acquisition price resulted in negative goodwill which was allocated proportionally to all non-current assets. The consolidated financial position at date of the acquisition, restated at December 31, 2005, is as follows:

Current assets	Ps.	4,376,686
Property, plant and equipment		1,267,545
Intangibles and deferred charges		367,119
Other assets		60,628
Total assets		6,071,978

Current liabilities		1,692,561
Long-term debt		690,561
Renewable credit		743,713
Deferred taxes		281,042
Other long-term debt		71,829
		3,479,706
Net assets acquired	Ps.	2,592,272

As a result of the acquisition of Republic, an analysis of information regarding Simec’s results of operations of 2005 and 2004, including Republic’s 6 plants, over a twelve-month period, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

		Unaudited
		2005	2004
Net sales	Ps.	22,236,191	21,132,702
Marginal profit		3,799,926	4,176,612
Net income	Ps.	1,452,772	1,977,076
Earnings per share (pesos)		10.64	14.9
Tons sold		2,683,312	2,612,178

  b)  On July 20, 2005, the Company acquired all shares of Operadora de Apoyo Logístico, S.A. de C.V. (OAL), a subsidiary of Grupo TMM, S.A. de C.V., for Ps. 132 million, to make it the operating company of the three steel plants in Mexico. This transaction resulted in a deferred credit of Ps. 404,104.

The consolidated financial position at date of the acquisition, restated at December 31, 2005, is as follows:

Current assets	Ps.	1,000
Deferred tax asset		523,351
Total assets		524,351

Net assets acquired	Ps.	524,351

OAL had accumulated NOLs of Ps. 1,323,351 that could be offset against future taxable income. However the recorded financial effect of this tax benefit is Ps. 523,351 (See Note 12). Since OAL had no operations before the acquisition, no pro forma results from operations are included here.

  c)  On August 9, 2004, the Company acquired the inventories, land, buildings, machinery and equipment and assumed the labor obligations of the Apizaco, Tlaxcala and Cholula, Puebla plants that were owned by Atlax, S.A. de C.V. and Operadora Metamex, S.A. de C.V. (the sellers). The purchase amounted to approximately USD 120 million. The Company began operating the Tlaxcala and Puebla plants on August 1, 2004.

A summary of the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, restated for inflation through December 31, 2005 is as follows:

Current assets (inventories)	Ps.	135,546
Property, plant and equipment		1,251,458
Prepaid technical assistance		85,978
Total assets acquired		1,472,982

Labor obligations		3,426
Net assets acquired	Ps.	1,469,556

As a result of the above-mentioned acquisition of assets, an analysis of certain information regarding the results of operations of the Apizaco and Cholula plants over a twelve-month period ended December 31, 2004, as if the plants had been incorporated into the Company since the beginning of the year (unaudited information) is as follows:

Net sales	Ps.	7,158,634
Marginal profit		2,770,228
Net income	Ps.	1,515,523
Net income earnings per share (pesos)		11.40
Tons sold		978,969

The Company and the sellers agreed to indemnify the other party for damages resulting from (i) any false or inaccurate statement or warranty, or (ii) failure to comply with any of the obligations of the purchase agreement. The claim shall be valid over a two-year period following the closure of the sale and for up to 4 million dollars.

(15)        Segment Information

The Company segments its information by region, due to the operational and organizational structure of its business. The Company’s sales are made primarily in Mexico and the United States.

The Company’s net sales to foreign or regional customers are as follows:

		2005			2004(2)	2003(2)
		Sales	Total Assets(1)	Fixed assets(1)	Sales	Sales
Mexico	Ps.	5,847,035	8,509,856	5,458,019	5,245,184	2,680,798
United States		6,691,026	5,966,535	1,478,959	622,482	342,220
Canada		335,893	17,953	-	-	-
Latin America		8,420	-	-	2,428	2,461
Others		514	-	-	2,100	2,233
	Ps.	12,882,888	14,494,344	6,936,978	5,872,194	3,027,712

(1)        These columns include Total assets and Fixed assets respectively, physically located at the related geographic segment. A certain percentage of the production from the Mexicali is destined for export sales to United States.
(2)         During 2004 and 2003 Mexico was the only segment where assets and fixed assets where located.

(16)         Commitments and Contingent Liabilities

Commitments

(a)   As discussed in note 6 to the financial statements, at the end of 2003, the Company engaged in derivative financial instruments with PEMEX Gas y Petroquímica Básica, for hedging purposes to cover natural gas price fluctuations. The coverage will guarantee a portion of the Company’s natural gas consumption from 2004 to 2006 at a fixed price of USD 4.462 per MMBtu. At the end of 2005, the Company also held in one of its subsidiaries in the USA, 23 open contracts for natural gas swaps, entered to offset the potential natural gas price volatility for the months of January - March 2006. These swaps resulted in the marking to market of all the open contracts as of December 2005 and recording a liability for USD 1.2 million.

(b)
At December 31, 2005, the Company has a number of supply contracts, whereby it agrees to supply certain customers with steel products during the first months of 2006. Should the Company fail to comply with such agreement, the customers have the right to reject and/or return the merchandise, with no liability whatsoever.

(c)
On October 11, 2004, the installation of a new five-position machine which produces strips and ingots and the installation of related equipment were approved in Republic's facilities located in Canton, Ohio. The Company began to prepare the installation of the new equipment in December 2004. The project was estimated to cost approximately Ps. 622.5 million, not including capitalized interest costs. It is expected to be in full operation during the first quarter of 2006. At December 31, 2005, the Company has pending purchase agreements of Ps. 30.1 million. Furthermore, the Company currently estimates that an additional Ps. 24.7 million will be needed to finish this project.

(d)
The Company has certain operating lease agreements for equipment, office space and computer equipment, and such agreements cannot be cancelled. The rent will expire on different dates through 2012. In 2005, the rent expense related to such agreements aggregated Ps. 40.8 million. At December 31, 2005, the total minimum rental payments in accordance with such agreements that cannot be cancelled aggregate Ps. 40.8 million in 2006, Ps. 12.9 million in 2007, Ps. 10.7 million in 2008, Ps. 8.6 million in 2009, Ps. 3.2 million in 2010 and 4.3 million in subsequent years.

(e)
The Company’s subsidiary Republic has an agreement with the USWA to manage health insurance benefits for Republic workers of the USWA while they temporarily do not render their services, and to administer monthly contribution payments to the Steelworkers' Pension Trust by local union officers while they work for the union. To fund this program, in February 2004, the USWA granted an initial contribution of Ps. 26.8 million in cash to be used to provide health insurance benefits and Ps. 5.4 million to provide benefits for pensions for those who work in the steel industry. At December 31, 2005, the balance of this cash account aggregated Ps. 30.1 million. The Company has agreed to continue managing these programs until the fund is completely exhausted. Republic will provide the USWA with periodic reports on the fund's status. At December 31, 2005, the cash account balance is included in Other assets and the related liability is included in Other long-term liabilities in the attached consolidated balance sheets.

Contingent liabilities

(f)	California Regional Water Control Board

In 1987, Pacific Steel, Inc. (Pacific Steel), a subsidiary of Simec based in National City in San Diego County, California, received a notice from the California Regional Water Control Board, San Diego Region (the “Regional Board”), which prohibited Pacific Steel from draining into the street waters from spraying borax (waste resulting from the process of the scrap yard). This and other subsequent requirements obligated Pacific Steel to (i) stop operations in the scrap yard, (ii) send an enclosure of the borax which was stored in its yards and (iii) take samples of the soil where the borax was found. The result of this study was that the residual metal contents represented no significant threat to the quality of water.

   Department of Toxic Substances Control

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay USD 235,000 (payable in four payments of USD 58,750 over the course of one year) for fines of USD 131, 250, the department's costs of USD 45,000 and an environmental project of USD 58,750. At December 31, 2005, Pacific Steel has made all of the payments.

In August 2004, Pacific Steel and the Department entered into a corrective action consent agreement. In September 2005, the Department approved the Corrective Measures Plan presented by Pacific Steel, provided it obtains permits from the corresponding local authorities, which are in process at date.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

The Company estimated, based on experience in prior years and using the same processes, a liability of between USD 0.8 and USD 1.7 million. Due to the above, at December 31, 2002, the Company created a reserve for this contingency of approximately USD 1.7 million. At December 31, 2005, such reserve is Ps. 14,982 million (USD 1.4 million).

The Community Development Commission

Additionally, the Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for USD 6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in April 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the Company to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal by independent experts. Such appraisal caused a decrease in the value of part of the land of Ps. 22,416 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

(g)
On July 2, 2003, CSG filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 89,389 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. CSG is currently waiting for the authorities to respond it the suit. According to Company management and its legal advisors, there are reasonable grounds on which to obtain a favorable resolution for CSG accordingly no reserve was recorded.

(h)
 The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

(i)	In conformity with current tax legislation, federal, state and municipal taxes are open to review by the tax authorities for a period of five years, prior to the last income tax return filed.

(j)
In accordance with the Mexican Income Tax Law, companies that do business with related parties are subject to specific requirements in respect to agreed upon prices, since such prices must be comparable to those that would be charged in similar transactions between unrelated parties. Should the authorities review and reject the Company’s intercompany pricing, the authorities may demand payment of the omitted taxes plus restatement and surcharges, as well as fines for an amount up to 100% of the restated omitted taxes.

(k)	Republic environmental liabilities

At December 31, 2005, the Company recorded under the caption of Other Long-term Liabilities, a reserve of Ps. 44.0 million to cover probable environmental liabilities and compliance activities. The non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses”, in the attached consolidated balance sheets. Republic has no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.
As is the case for most steel producers in the United States, Republic may incur in material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in Republic’s facilities.

(17)         Subsequent Events

(a)
At a Board of Directors’ meeting held on February 13, 2006, the minority stockholders exercised their preemptive rights to subscribe and pay for the increase in variable capital stock declared on April 29, 2005 (see note 12 (a) section ii), contributing Ps. 36,110 (Ps. 14.59 share value) and a premium for subscribing and paying shares of 86,170 historical (Ps. 34.81 premium per share) by subscribing and paying 2,475,303 shares and canceling 252,367 shares that were neither subscribed nor paid in.

(b)
On May 30,,2006, the Company effected a 3 for 1 stock split. After the split the ADS now represent 3 shares of series B common stock. Before that stock split was completed, each ADS represented one share of series B common stock..The ADSs are evidenced by American depositary receipts (“ADRs”) issued by the Bank of New York (“Depositary”), as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among Simec, the Depositary and the holders from time to time of ADRs.

(c)
In accordance with the agreement to purchase shares of Republic mentioned in note 1a, the Company acquired the right to a portion of the reimbursement of an unresolved loss claim at the time of purchase by the insurer. A Settlement Agreement and Release was reached on April 24, 2006. As of April 28, 2006, approximately Ps.397 million, net of payment to Predecessor’s shareholders and professional fees, has been received by the Company. Approximately Ps. 13 million, net of payment to Predecessor’s shareholders and professional fees is estimated to be received by May 15, 2006 (see note 1a).

(18)        New Accounting Pronouncements

The following accounting bulletins issued by the Mexican Institute of Public Accountants are obligatory as of January 1, 2005.

(a)      Business acquisitions

The most significant issues in Bulletin B-7 are as follows: (a) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, thus eliminating the supplementary application of former International Accounting Standard 22, Business Combinations, (b) change in the accounting for goodwill, eliminating amortization and requiring that goodwill be evaluated for impairment, and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle; (c) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control, and (d) accounting for intangible assets acquired in a business combination, under Bulletin C-8, Intangible Assets.

The Company opted for the early adoption of this Bulletin (see note 14).

(b)      Labor obligations

The new accounting Bulletin D-3, Labor Obligations, was issued in January 2004. The revised Bulletin replaces and nullifies the previous Bulletin D-3, issued in January 1993 and revised in 1998. The observance of Bulletin D-3 is compulsory for fiscal years beginning on or after January 1 2004, except for termination payments, which will be in force as of January 1, 2005.

The revised Bulletin incorporates the matter of remunerations for other post-retirement benefits, thus nullifying the provisions of Circular 50, Interest rates to be used in the valuation of labor obligations and supplementary application of accounting principles related to labor obligations. Bulletin D-3 also eliminates the subject related to unexpected payments and, instead includes the subject related to termination payments, defining such payments as those granted to workers at the end of their employment before reaching the age of retirement, which include two types: (i) due to corporate restructuring, for which the guidelines of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, must be followed, and (ii) due to reasons other than restructuring, for which the Company must apply the valuation and disclosure rules required for retirement pensions and seniority premiums payments, thus allowing at the time that this Bulletin is adopted, to immediately recognize the transition asset or liability in results of operations, or its amortization, in conformity with the remaining working life of the workers.

The Company considers that the adoption of this Bulletin did not have a material effect on its financial position or on its results of operations.

(19)        Differences between Mexican and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, as amended. The following reconciliation to U.S. GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other significant differences between Mexican GAAP and U.S. GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2005, with an explanation of the adjustments.

Reconciliation of net income:

		2005	2004	2003
Net income as reported under Mexican GAAP	Ps.	1,289,011	1,453,225	318,452
Inventory indirect costs		(3,933)	5,820	(4,499)
Depreciation on restatement of machinery and equipment		(24,660)	(23,918)	(25,704)
Others		-	(631)	5,467
Deferred income taxes		(5,659)	(45,404)	(53,826)
Deferred employee profit sharing		46	15	219
Pre-operating expenses, net		25,855	28,465	28,463
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		7,192	7,192	7,192
Minority interest		(17,378)	-	(1)

Total approximate U.S. GAAP adjustments		(18,537)	(28,461)	(42,689)

Approximate net income under U.S. GAAP	Ps.	1,270,474	1,424,764	275,763

Weighted average outstanding basic		137,929,599	132,972,749	119,052,681

Net earnings per share (pesos)	Ps.	9.21	10.71	2.32

Weighted average outstanding basic after split (1)		413,788,797	398,918,247	357,158,043

Net earnings per share (pesos) after split (1)	Ps.	3.07	3.57	0.77

(1) As explained in Note 17 (b) the Company affected a 3 for 1 stock split on May 30, 2006. This information presents the retrospective effect on the Earnings per Share after the split in accordance with US GAAP.

In 2005 the Company recorded Ps. 38,219 under other expenses which were reclassified under operating expenses for U.S. GAAP purposes.

There are several entries recorded in other expenses in 2004 under Mexican GAAP, which amounts to approximately Ps. 34,358 that according to U.S. GAAP should be presented as operating expenses.

Reconciliation of stockholders’ equity:

		2005	2004	2003

Total stockholders’ equity reported under Mexican GAAP	Ps.	9,566,499	6,803,072	5,028,610

Minority interest included in stockholders’ equity under Mexican GAAP		(1,796,010)	(320)	(273)
Inventory indirect costs		12,375	16,307	10,487
Restatement of machinery and equipment		585,347	277,103	384,499
Accrued vacation costs		(611)	(631)	-
Deferred income taxes		(57,419)	36,854	55,881
Deferred employee profit sharing		743	697	681
Pre-operating expenses		(211,028)	(236,883)	(272,417)
Gain from monetary position and exchange loss capitalized, net		(181,432)	(188,625)	(195,821)

Total approximate U.S. GAAP adjustments		(1,648,035)	(95,498)	(16,963)

Total approximate stockholders’ equity under U.S. GAAP	Ps.	7,918,464	6,707,574	5,011,647

A summary of changes in stockholders’ equity, after the approximate U.S. GAAP adjustments described above, is as follows:

		Capital Stock and Paid-in Capital	Retained Earnings	Fair Value of Derivative Financial Instruments	Cumulative Restatement Effect	Total Stockholders’ Equity
Balances as of December 31, 2003	Ps.	3,502,486	503,246	10,415	995,500	5,011,647

Increase in capital stock		24,534	-	-	-	24,534

Net comprehensive income		-	1,424,764	2,349	244,280	1,671,393
Balances as of December 31, 2004		3,527,020	1,928,010	12,764	1,239,780	6,707,574

Increase in capital stock		229,472	-	-	(228,822)	650

Net comprehensive income		-	1,270,474	27,329	(87,563)	1,210,240

Balances as of December 31, 2005	Ps.	3,756,492	3,198,484	40,093	923,395	7,918,464

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for U.S. GAAP and Capital Stock and Paid-in Capital for Mexican GAAP arise from the following items:

Issuance of capital stock:

During 1993 and 1994 the Company recorded Ps. 92,003 and Ps. 29,483, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds from the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps. 31,972 and Ps. 10,026. These tax benefits were included in the statement of operations for Mexican GAAP purposes. For U.S. GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill:

In 1993, Grupo Simec disposed of its maritime operations by spinning-off the two entities acquired in 1992 to Grupo Sidek (former parent company of Grupo Simec) and transferring its remaining maritime subsidiary to Grupo Sidek for its approximate book value.

The operations sold had a tax loss carryforward of approximately Ps. 195,844 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,578 of these tax loss carryforwards were realized (resulting in a tax benefit of Ps. 1,577).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,577 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment:

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to USD 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of USD 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished debt was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2005 is Ps. 580,728.

Reconciliation of Net Income and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The explanations of the related adjustments included in the Reconciliation of net income and the Reconciliation of stockholders’ equity are explained below:

Restatement of prior year financial statements:

In accordance with Mexican GAAP, prior year financial information of a foreign subsidiary must be restated using the inflation rate of the country in which the foreign subsidiary is located, and then translated to pesos at the exchange rate as of year end. This procedure results in the presentation of prior year amounts representing the purchasing power of the respective currencies as of the end of the latest year presented.

Under U.S. GAAP, prior year financial information of a foreign subsidiary must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

This difference will be applicable starting next year (2006), when the prior year integrated subsidiaries needs to be restated.

Inventory:

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with U.S. GAAP, inventories have been valued under the full absorption cost method, which includes the indirect costs.

Under Mexican GAAP, inventories include prepaid advances to suppliers. For U.S. GAAP purposes, the prepaid advances to suppliers are considered as prepaid expenses.

Restatement of property, machinery and equipment:

As explained in note 2(g), in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2005, 2004 and 2003 by applying devaluation and inflation factors of the country of origin.

Under U.S. GAAP, during 2005, 2004 and 2003 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Deferred income taxes and employee profit sharing:

As explained in Note 2(k) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items between Mexican and U.S. GAAP are:

•	the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes,

•	the income tax effect of capitalized pre-operating expenses which for U.S. GAAP purposes, are expensed when incurred,

•
the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and,

•
the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for U.S. GAAP inventories have been valued under the full absorption cost method.

The cumulative deferred income tax for U.S. GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income taxes caption.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS N0. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under U.S. GAAP, deferred employee profit sharing and employee profit sharing expense (under Mexican GAAP included under the caption provisions in the income statement) are considered as operating expenses.

The effects of temporary differences giving rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004, under U.S. GAAP are presented below:

		2005		2004
		IT	ESPS	IT	ESPS
Deferred tax assets:
Allowance for doubtful receivables	Ps.	60,471	-	7,175	-
Accrued expenses		117,213	743	27,799
Advances from customers		11,114	-	20,943	-
Net operating loss carryforwards	314,750	-	18,474	-

GRUPO SIMEC, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Amounts in thousands of Constant Mexican Pesos as of December 31, 2005, unless otherwise indicated)
Recoverable AT		103,260	-	186,803	-

Total gross deferred tax assets		606,808	743	261,194

Less valuation allowance		67,888	-	199,359	-

Net deferred tax assets		538,920	743	61,835

Deferred tax liabilities:
Inventories, net from the balance as of December 31, 1986 not yet deducted		400,054	-	328,695	-
Derivative financial instruments		11,073	-	5,671	-
Property, plant and equipment		1,351,930	-	1,048,249	-
Others		35,091	-	123,293	-
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		301,501	-	-	-

Total deferred liabilities		2,099,649	-	1,505,908	-

Net deferred tax liability (asset)	Ps.	1,560,729	(743)	1,444,073

The total net deferred tax liability under U.S. GAAP includes a current portion as of December 31, 2005 of Ps. 92,501 with the remainder being classified as long term.

The deferred income taxes of Ps. 1,351,930 and Ps. 1,048,249 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2005 and 2004, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 99% percent of the Company’s pre-tax income and IT expense in 2004 and 2003 and 96.5% in 2005.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps.11.7 million at December 31, 2005.

Pre-operating expenses:

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. For U.S. GAAP purposes, these items are expensed when incurred.

Financial expense capitalized:

Under Mexican GAAP, financial expense capitalized during the period required to bring property, plant and equipment into the condition required for their intended use, includes interest, exchange losses and gains from monetary position. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses and monetary position are not included.

Minority interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity on the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity.

Disclosure about Fair Value of Financial Instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short term maturity of these instruments.

The fair value of the borrowings with General Electric Capital are based on short term interest rates available to the Company, and the estimated fair values of these financial instruments approximate their recorded carrying amounts.

The fair values of the long term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. As of December 31, 2005 both the carrying value and the fair value of total debt were of Ps. 359,975.

Pension and other retirement benefits:

The Company records seniority premiums based on actuarial computations as described in note 2(j).

For purposes of determining seniority premium costs under U.S. GAAP, the Company utilized SFAS No. 87. Adjustments to U.S. GAAP for seniority premiums were not individually or in the aggregate significant for any period.

SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, requires accrual of post-retirement benefits other than pensions during the employment period. The Company does not provide its employees any post-retirement benefit subject to the provisions of SFAS No. 106.

SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. For the purpose of determining Termination Benefits Obligations for U.S. GAAP, the Company utilized SFAS No. 112. Adjustments to U.S. GAAP benefit were not individually or in the aggregate significant for any period.

For the year ended December 31, 1998, the Company adopted SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, which requires certain additional disclosures, without any changes in the measurement or recognition of pensions and other post-retirement benefit obligations. The additional disclosures are as follows:

		2005	2004
Change in projected benefit obligation-
Projected benefit obligation at beginning of year	Ps.	8,041	6,364
Service cost		2,841	589
Financial cost		1,050	319
Actuarial gain, net		10,966	1,633
Benefits paid		(1,287)	(864)

Projected benefit obligation at end of year	Ps.	21,611	8,041

Variable capital common stock:

Under operation of Mexican law, stockholders holding shares representing variable capital common stock may require the Company, with a notice of at least three months prior to December 31 of each year, to redeem those shares at a price equal to the lesser of either (i) 95% of the market price, based on an average of trading prices during the 30 trading days preceding the end of the fiscal year in which the redemption is to become effective or (ii) the book value of the Company’s shares approved at the meeting of shareholders for the latest fiscal year prior to the redemption date. Although the variable capital common stock is potentially redeemable by the terms described above, such shares have been classified as a component of stockholders’ equity in the consolidated balance sheet under both Mexican GAAP and U.S. GAAP.

Company’s management believes the variable capital common stock represents permanent capital because the timing and pricing mechanism through which a shareholder would exercise the option to redeem are such that a shareholder, from an economic standpoint, would not exercise this option. At the time a shareholder is required to give notice of redemption, the shareholder will not be able to know at what price the shares would be redeemed and would not expect the present value of the future redemption payment to equal or exceed the amount which would be received by the shareholder in a public sale. Such redemption also requires approval at a shareholders’ meeting.

Statement of cash flows:

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

The following presents a reconciliation of the resources generated by (used in) operating, investing and financing activities under Mexican GAAP to the resources generated by (used in) such activities under U.S. GAAP:

		2005	2004	2003

Net income as reported under U.S. GAAP	Ps.	1,270,474	1,424,764	275,763
Add charges (deduct credits) to operations not requiring (providing) funds:
Depreciation and amortization		315,181	209,240	190,825
Unrealized exchange loss (gain)		8,843	-	6,009
Deferred income taxes		116,656	363,800	192,701
Deferred employee profit sharing		(46)	(15)	(219)
Minority interest		17,378	-	1
Write-down of idle machinery		-	14,627	45,076
Deferred credit amortization		(66,742)
Seniority premiums and termination benefits		5,178	1,329	268

Funds provided by operations		1,666,922	2,013,745	710,424

Net (investing in) financing from operating accounts:
Trade receivables, net		(160,579)	(549,599)	(39,332)
Other accounts receivable and prepaid expenses		(232,707)	(171,865)	58,494
Inventories		585,866	(868,974)	(21,461)
Accounts payable and accrued expenses		(168,967)	322,748	(21,484)
Accounts payable to related parties		3,024	(2,682)	(183,580)

Funds provided (used in) by financing activities		26,637	(1,270,372)	(207,363)
Approximate net resources generated by operations under U.S. GAAP	Ps.	1,693,559	743,373	503,061

		2005	2004	2003
Financing activities under Mexican GAAP	Ps.	(240,846)	401,498	31,285
Decrease in debt due to restatement to constant Mexican pesos		5,212	1,205	4,291
Exchange (loss) gain		(8,843)	-	(6,006)

Approximate net resources generated by (used in) financing activities under U.S. GAAP	Ps.	(244,477)	402,703	29,570

Net resources used in investing activities under Mexican GAAP-(1)	Ps.	(1,815,187)	(1,348,524)	(10,493)
Restatement of non-current inventories		(2,209)	4,954	(5,012)
Other non-cash investing activities		126,429	71,046	10,077

Approximate net resources used in investing activities under U.S. GAAP	Ps.	(1,690,967)	(1,272,524)	(5,428)

Net resources used in operating activities include cash payments for interest and income taxes as follows:

		2005	2004	2003

Total interest paid	Ps.	30,471	2,169	18,557

Income taxes paid	Ps.	298,521	27,625	38,418

(1) This caption includes the acquisition of PAV Republic (Note 1a). The Company acquired the outstanding shares of PAV Republic Inc. through its subsidiary SimRep Corporation, a U.S. company. Such transaction, paid by the Company and ICH, was valued at USD 245 million where USD 229 million corresponds to the purchase price and USD 16 million to the direct cost of the business combination. The Company contributed USD 123 million to acquire 50.2% of the representative shares of SimRep Corporation and ICH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from PAV Republic Inc.

Subsequent event: Foreign exchange rates:

The exchange rates at June 28, 2006 were as follows (amounts in pesos):

June 28
2006

Dollar	Ps. 11.4090
Euro	14.3239
Pound sterling	20.7506

Recent accounting pronouncements in the US:

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin no. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect on the adoption of this bulletin was not significant because prior to the release of SFAS 151, since Mexican GAAP already contains similar guidance.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective for fiscal years ending after December 15, 2005. The Company has evaluated the application of SFAS Interpretation No. 47 and determined it has no effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which addresses the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 and FIN 20. The adoption of SFAS 154 had no effect on the Company’s financial position or on its results of operations.

In September 2005 the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS Statements No. 133 and 140”, that amends SFAS Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The adoption of SFAS 155 had no material effect on the Company’s financial position or on its results of operations.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the Company’s financial statements.

SCHEDULE I
GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Balance Sheets

December 31, 2005 and 2004

(Thousands of constant Mexican pesos as of December 31, 2005)

Assets	2005	2004

Current assets:
Cash and cash equivalents	$1,852	18,464

Accounts receivable:
Related parties	430,313	238,786
Other receivables	438	490

Total accounts receivable, net	430,751	239,276

Total current assets	432,603	257,740

Long term account receivables to subsidiary companies	875,424	1,730,938

Investment in subsidiary companies	6,302,286	4,661,117

Property, net	176,826	179,919

Deferred Income Tax	10,378	18,524

	$7,797,517	6,848,238

Liabilities and stockholders' equity

Current liabilities:
Current installments of long-term debt	$3,255	3,515
Other accounts payable and accrued expenses	19,255	19,788
Accounts payable to related parties	4,518	965
Deferred revenue for leasing	-	21,218

Total liabilities	27,028	45,486

Stockholders' equity:
Capital stock	3,454,048	3,386,476
Additional paid-in-capital	839,561	677,661
Contributions for future capital stock increases	-	228,822
Retained earnings	4,490,489	3,218,856
Cumulative deferred income tax	(899,978)	(899,978)
Equity adjustment for non-monetary assets	(153,724)	178,151
Fair value of derivative financial instruments	40,093	12,764

Total stockholders' equity	7,770,489	6,802,752

	$7,797,517	6,848,238

See accompanying notes to consolidated financial statements.

SCHEDULE I
GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Statements of Income

Years ended December 31, 2005, 2004 and 2003

(Thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004	2003

Income:
Equity in results of subsidiary companies	$1,178,938	1,382,007	259,319
For leasing	20,938	10,751	-

Total of income	1,199,876	1,392,758	259,319

Costs and expenses:
Depreciation	4,728	2,226	-
Administrative	4,576	1,458	3,379

Total costs and expenses	9,304	3,684	3,379

Operating income	1,190,572	1,389,074	255,940

Comprehensive financing result:
Interest expense	(319)	(385)	(714)
Interest income	156,715	169,607	165,606
Foreign exchange (loss) gain, net	(166)	4,576	420
Monetary position loss	(60,219)	(130,202)	(98,937)

Comprehensive financial result, net	96,011	43,596	66,375

Other (expenses) income, net:	(189)	7,505	(1,990)

Income before income tax	1,286,394	1,440,175	320,325

Income tax	6,615	-
Deferred income tax	8,146	(13,050)	1,872

Net income	$1,271,633	1,453,225	318,453

See accompanying notes to consolidated financial statements.

SCHEDULE I

GRUPO SIMEC, S.A. DE C.V. ( PARENT COMPANY ONLY)

Condensed Statement of Changes in Financial Position

Years ended December 31, 2005, 2004 and 2003

(Thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004	2003

Operating activities:
Net income	$1,271,633	1,453,225	318,452
Add (deduct) items not requiring the use of resources
Depreciation	4,728	2,226	-
Equity in net results of subsidiary companies	(1,178,938)	(1,382,007)	(259,319)
Deferred income tax	8,146	(13,050)	1,873

Funds provided by operations	105,569	60,394	61,006

Net changes in operating assets and liabilities:
Short term of subsidiaries companies, net	(187,974)	207,590	67,122
Other accounts receivable, net	52	(373)	(6)
Other accounts payable and accrued expenses	(533)	5,800	(430)
Deferred revenue for leasing	(21,218)	21,218	-

Funds (used in) provided by operating activities	(104,104)	294,629	127,692

Financing activities:
Increases in capital stock	-	24,534	389,818
Contributions for future capital stock increases	-	228,822	-
Tax on assets	-	(1,704)	169
Long term account receivables to subsidiary companies	855,514	545,376	(493,600)

Funds provided by financing activities	855,514	797,027	(103,614)

Investing activities:
Acquisition of property	(1,635)	(182,145)	-
Investment in subsidiary companies	(766,387)	(911,994)	(3,286)

Funds used in investing activities	(768,022)	(1,094,139)	(3,286)

Net (decrease) increase in cash and equivalents	(16,612)	(2,482)	20,793

Cash and equivalents:
At beginning of year	18,464	20,946	153

At end of year	$1,852	18,464	20,946

See accompanying notes to consolidated financial statements.

SCHEDULE I
GRUPO SIMEC, S.A. DE C.V. (Parent Company Only)
Condensed statements of changes in financial position
Years ended December 31, 2005, 2004 and 2003
(Thousands of constant Mexican pesos as of December 31, 2005)

1      Organization of the Company and certain other information:

The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company's material contingencies are presented in note 16 of the consolidated financial statements.