Form 20-F
period 2006-12-31
GROUP SIMEC SA DE CV
filed 2007-06-29
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_____________________________________

FORM 20-F
_____________________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-11176

_____________________________________________________

GRUPO SIMEC, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

GROUP SIMEC
(Translation of Registrant’s name into English)
_____________________________________________________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2006 was:

Series B Common Stock — 421,214,706 shares
_______________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   o  No x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes   ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   x   No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer   o  Accelerated filer  x  Non-accelerated filer  o

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17   o  Item 18  x

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  oNo  x

_________________________
*    Not for trading, but only in connection with the registration of American depositary shares.

-i-

CERTAIN TERMS

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States.  Unless the context requires otherwise, when used in this annual report, the terms “we”, “our” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.  Prior to October 24, 2006, our name was Grupo Simec, S.A. de C.V. (sociedad anónima de capital variable).  Our name change resulted from the recent amendment to our by-laws incorporating the provisions required by the Mexican Securities Market Law.

References in this annual report to “dollars”, “U.S. dollars”, “$” or “U.S.$” are to the lawful currency of the United States.  References in this prospectus to “pesos”, “Pesos” or “Ps.” are to the lawful currency of Mexico.  References to “tons” in this prospectus refer to metric tons; a metric ton equals 1,000 kilograms or 2,204 pounds.  We publish our financial statements in Pesos.

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished round square and hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel.  SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience.  These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 10.881 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2006.  On June 27, 2007, the interbank transactions rate for the Peso was Ps. 10.8671 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  When used in this annual report, the words “anticipates”, “plans”, “believes”, “estimates”, “intends”, “expects”, “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words.  These statements, including but not limited to our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those expressed in any forward looking statement.  In light of these risks and uncertainties there can be no assurance that forward looking statements will prove to be accurate.  Factors that might cause actual results to differ from forward looking statements include, but are not limited to,

•
factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

•	our ability to operate at high capacity levels;

•	the costs of compliance with U.S. and Mexican environmental laws;

•	the integration of the Mexican steel manufacturing facilities located in Apizaco and Cholula, as well as the recently acquired Republic in the United States;

•	future capital expenditures and acquisitions;

•	future devaluations of the peso;

•	the imposition by Mexico of foreign exchange controls and price controls;

•	the influence of economic and market conditions in other countries on Mexican securities; and

•	the factors discussed in “Risk Factors” below.

Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements after we distribute this prospectus because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward looking events and circumstances discussed in this prospectus might not occur.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

This annual report includes our consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, 2005 and 2004.  We have prepared our financial statements in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) and presented them in Mexican pesos.  We have adjusted the financial statements of our non-Mexican subsidiaries to conform to Mexican GAAP, and we have translated them to Mexican pesos.  See Note 2(d) to our Consolidated Financial Statements.

Mexican GAAP differs in certain respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).  Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

•
nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date; and

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and all financial statements are restated in constant pesos as of December 31, 2006.

Certain of the financial information set forth below is presented in accordance with U.S. GAAP.  The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to some information included in the cash flow statement.  See Note 19 to our Consolidated Financial Statements.

The selected financial and operating information set forth below has been derived in part from our consolidated financial statements, which have been reported on by KPMG Cárdenas, Dosal, S.C. for the fiscal year ended December 31, 2004 and by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm for the fiscal years ended December 31, 2005 and 2006.  In so doing, Mancera, S.C. has relied on the audited Consolidated Financial Statements of the Company’s subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International for the year ended December 31, 2005.  The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(1)
	(Millions of constant December 31, 2006 pesos)				(Millions of dollars)
	(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:

Net sales	2,484	3,151	6,110	13,405	22,689	2,085
Direct cost of sales	1,662	2,070	3,551	10,721	18,460	1,696
Marginal profit	822	1,081	2,559	2,684	4,229	389
Indirect manufacturing, selling, general and administrative expenses	339	318	383	716	870	80
Depreciation and amortization	183	206	230	337	434	40
Operating income	300	557	1,946	1,631	2,925	269
Financial income (expense)	(145)	(28)	(39)	(150)	(61)	(6)
Other income (expense), net	(42)	(34)	(39)	(12)	37	4
Income before taxes, employee profit sharing and minority interest	113	495	1,868	1,469	2,901	267
Income tax expense and employee profit sharing	(26)	164	355	128	587	54
Net income	139	331	1,513	1,341	2,314	213
Minority interest	0	0	0	18	212	20
Majority interest	139	331	1,513	1,323	2,102	193
Net income per share	0.5	1	4	3	5	0.46
Net income per ADS (2)	1	3	11	10	15	1.38
Weighted average shares outstanding (thousands)(5)	299,901	357,159	398,916	413,790	420,340	420,340

Weighted average ADSs outstanding (thousands)	99,967	119,053	132,972	137,930	140,113	140,113
U.S. GAAP including effects of inflation:
Net sales	2,484	3,150	6,110	13,405	22,689	2,085
Direct cost of sales	1,666	2,074	3,545	10,725	18,390	1,690
Marginal profit	818	1,076	2,565	2,680	4,299	395
Operating income(4)	263	562	1,928	1,596	3,034	279
Financial income (expense)	(145)	(28)	(39)	(150)	(61)	(6)
Other income (expense), net	(77)	(33)	(4)	28	23	2
Income before taxes, employee profit sharing and minority interest	41	501	1,885	1,474	2,996	275
Income tax expense (income)	(189)	214	402	135	614	56
Income before minority interest	230	287	1,483	1,339	2,382	219
Minority interest	0	0	0	18	212	20
U.S. GAAP Adjustment on minority interest	0	0	0	0	24	2
Net Income	230	287	1,483	1,321	2,146	197
Income per share (5)	1	1	4	3	5	0.47
Income per ADS	2	2	11	10	15	1.41

Balance Sheet Data:
Mexican GAAP:
Total assets	5,205	6,792	9,620	15,081	17,409	1,600
Total long-term liabilities(3)	910	1,192	1,564	2,320	2,099	193
Total stockholders’ equity	4,228	5,233	7,079	9,959	12,505	1,149

U.S. GAAP including effects of inflation:
Total assets	6,438	6,716	9,483	15,295	17,566	1,614
Total long-term liabilities(3)	945	1,134	1,525	2,381	2,142	197
Total stockholders’ equity	4,485	5,215	6,980	8,239	10,421	958

Other Data:
Mexican GAAP:
Capital expenditures	10	67	1,328	520	403	37
Adjusted EBITDA(6)	483	763	2,176	1,968	3,359	309
Depreciation and amortization from continuing operations	183	206	230	337	434	40
Working capital	(11)	1,058	2,034	4,200	6,719	617

Operational information:
Annual installed capacity (thousands of tons)	730	730	1,210	2,847	2,902
Tons shipped	609	628	773	1,708	2,676
Mexico	529	547	676	899	945
United States, Canada and others	80	81	97	809	1,731
SBQ steel	78	63	168	923	1,918
Structural and other steel products	531	565	605	785	758
Per ton:
Net sales per ton	4,076	5,015	7,904	7,848	8,479	779
Cost of sales per ton	2,728	3,294	4,592	6,276	6,898	634
Operating income per ton	472	886	2,516	955	1,093	100
Adjusted EBITDA per ton	793	1,214	2,814	1,152	1,255	115
Number of employees	1,333	1,288	2,018	4,360	4,053

____________________________________
(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 10.881 per $1.00, the interbank transactions rate in effect on December 31, 2006.

(2)	Following our stock split effective May 30, 2006, one American depositary share, or “ADS”, represents three series B shares; previously one ADS represented one series B share.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)
In 2006 we recorded Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax on the other income which was reclassified to operating expenses for U.S. GAAP purposes.  Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 39 million due to the cancellation of technical assistance and in 2004 reflects several entries recorded in other expenses under Mexican GAAP, which amount to approximately Ps. 36 million and according to U.S. GAAP, should be presented as operating expenses.

(5)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 14(a) to the audited financial statements.

(6)
Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP.  Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity.   In making such comparisons, however, you should bear in mind that adjusted EBITDA is not defined and is not a recognized financial measure under Mexican GAAP or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it.  Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense.  However, adjusted EBITDA has certain material limitations, including that (i) it does not include taxes, which are a necessary and recurring part of our operations; (ii) it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs; (iii) it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and (iv) it does not include other income and expenses that are part of our net income.  Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities.  Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(1)
	(Millions of constant December 31, 2006 pesos)					(Millions of dollars)

Mexican GAAP:
Net income	139	331	1,513	1,341	2,314	213
Depreciation and amortization	183	206	230	337	434	40
Financial income (expense)	(145)	(28)	(39)	(150)	(61)	(6)
Income tax expense and employee profit sharing	(26)	164	355	197	587	54
Other income (expense)	(42)	(34)	(39)	57	37	4
Adjusted EBITDA	483	763	2,176	1,968	3,359	309

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end, free-market exchange rate expressed in pesos per U.S. dollar.  The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period.  The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos.  We have not restated the rates in constant currency units.  All amounts are stated in pesos.  We make no representation that the Mexican peso amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Year Ended December 31	High	Low	Average (1)	Period End
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80

Month	High	Low	Average (1)	Period End
December 2006	10.99	10.77	10.85	10.80
January 2007	11.09	10.77	10.96	11.04
February 2007	11.16	10.92	10.99	11.16
March 2007	11.18	11.01	11.11	11.04
April 2007	11.03	10.92	10.98	10.93
May 2007	10.93	10.74	10.82	10.74
___________________
(1)	Average of month-end or period-end rates or daily rates, as applicable.

Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations.  Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, including the series B shares and, as a result, will likely affect the market price on the American Stock Exchange of the American depositary shares, or “ADSs”, that represent the series B shares.  Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos on series B shares represented by ADSs.

RISK FACTORS

Investing in the series B shares and the ADSs involves a high degree of risk.  You should consider carefully the following risks, as well as all the other information presented in this prospectus, before making an investment decision.  Any of the following risks, if they were to occur, could materially and adversely affect our business, results of operations, prospects and financial condition.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, prospects and financial condition.  In either event, the market price of our series B shares and ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our margins. During periods when prices for scrap metal, iron ore, alloys, coke and other important raw materials have increased, our industry historically has sought to maintain profit margins and pass along increased raw materials costs to customers by means of price increases.

We may not be able to pass along these and other possible cost increases in the future and, therefore, our margins and profitability may be adversely affected.  Even when we can successfully apply surcharges, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that any of our future customers will agree to pay increased prices based on surcharges or that any of our current customers will continue to pay such surcharges.

Implementing our growth strategy, which may include acquisitions, may adversely affect our operations.

As part of our growth strategy, we may need to expand our existing facilities, build additional plants, acquire other steel assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business.  If any of these transactions occur, they will likely involve some or all of the following risks:

•	disruption of our ongoing business;

•	diversion of our resources and of management’s time;

•	decreased ability to maintain uniform standards, controls, procedures and policies;

•	difficulty managing the operations of a larger company;

•	increased likelihood of involvement in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	potential liability to joint venture participants or to third parties;

•	difficulty competing for acquisitions and other growth opportunities with companies having greater financial resources; and

•	difficulty integrating the acquired operations and personnel into our existing business.

Our operations are capital intensive.  We require capital for, among other purposes, acquiring new equipment, maintaining existing equipment and complying with environmental laws and regulations.  We may not be able to fund our capital expenditures from operating cash flow or from borrowings.  If we are unable to fund our capital requirements we may not be able to implement our business plan.

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities.  Some of these acquisitions may be outside of Mexico.  Acquisitions involve a number of special risks that could adversely affect our business, financial condition and results of operations, including the diversion of management’s attention, the assimilation of the operations and personnel of the acquired facilities, the assumption of legacy liabilities and the potential loss of key employees.  We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business.  We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.  If we determine to make any significant acquisition, we may be required to sell additional equity or debt securities or obtain additional credit facilities, which could result in additional dilution to our stockholders.  There can be no assurance that adequate equity or debt financing would be available to us for any such acquisitions.

We may not be able to integrate successfully our recently acquired steel facilities into our operations.

In July 2005, we and our controlling shareholder, Industrias CH, S.A.B. de C.V., or “Industrias CH”, acquired 100% of the stock of PAV Republic, Inc., or “Republic”, a U.S. producer of SBQ steel.  We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep.  Our future success will depend in part on our ability to integrate the operations of Republic successfully into our historic operations.  Furthermore, while we have not yet encountered any material problems related to the assets acquired, there can be no assurance that problems will not arise in the future and that the costs associated with those problems, should they arise, will not be significant.

We face significant price and industry competition from other steel producers, which may adversely affect our profitability and market share.

Competition in the steel industry is significant.  Continuous advances in materials sciences and resulting technologies have given rise to products such as plastics, aluminum, ceramics and glass, all of which compete with steel products.  Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins.  The recent trend of consolidation in the global steel industry may increase competitive pressures on independent producers of our size if large steel producers formed through consolidations adopt predatory pricing strategies that decrease prices and profit margins even further.  If we are unable to remain competitive with these producers, our market share and financial performance may be adversely affected.

Approximately 32% of our sales in 2006 were in Mexico, where we face strong competition from other Mexican steel producers.  A number of our Mexican competitors have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products.  As these producers become more efficient, we may experience increased competition from them and a loss of market share.  In addition, we face competition from international steel producers.  Increased international competition, especially when combined with excess production capacity, could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

Since most of our sales are in the United States and Canada, we also face strong competition from other steel producers.  A number of our competitors have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products.  As these producers become more efficient, we may experience increased competition from them and a loss of market share.  In addition, we face competition from international steel producers.  Increased international competition, especially when combined with excess production capacity, could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our gross margins and net income.

We depend on distributions from our Mexican operating subsidiaries to finance our operations.

We need to receive sufficient funds from our Mexican subsidiaries for a substantial portion of our internal cash flow, including cash flow to fund any future investment plans and to service our future financial obligations.  As a result, our cash flow will be adversely affected if we do not receive dividends and other income from our subsidiaries.  The ability of most of our subsidiaries to pay dividends and make other transfers to us may be restricted by any indebtedness that we may incur or by Mexican law.  Any such reduction in cash flow could materially adversely affect us.

The operation of our facilities depends on good labor relations with our employees.

At December 31, 2006, approximately 81% of our non-Mexican and 60% of our Mexican employees were members of unions.  Collective bargaining agreements are typically negotiated on a facility by facility basis for our Mexican facilities.  The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years.  Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts might result in strikes, boycotts or other labor disruptions.  These potential labor disruptions could have a material adverse effect on our results of operations and financial condition.  There have been no labor disruptions in the past five years in our Mexicali and Guadalajara facilities, and there have been no labor disruptions in the Apizaco and Cholula facilities or our U.S. and Canadian facilities since we acquired them in 2004 and 2005, respectively.  Labor disruptions, strikes or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our business.

Operations at our Lackawanna, New York facility depend on our right to use certain property and assets of an adjoining facility that the Mittal Steel Company N.V. (“Mittal Steel”) owns.  The termination of any such rights could interrupt our operations and have a material adverse effect on our results of operations and financial condition

The operations at our Lackawanna facility depend on certain easements and other recorded agreements that the International Steel Group Inc. made in our favor relating to, among other things, use of certain oxygen pipelines, engine rooms, water pipelines, natural gas and compressed air distribution systems and electrical equipment.  Currently we and Mittal Steel are negotiating to extend these services and utility arrangements for a period of three years.  Our respective rights under these agreements may be terminated in the event of force majeure or plant closures by either party.  In the event that a plant closure occurs and affects the supply of utilities or services, either party, upon notice, has the right of ingress, egress and regress to enter the other party’s premises for the sole purpose of continuing the supply of the utility affected.  All of these rights are assignable in the event of a sale of either of the parties.  These rights are essential to the use and operation of the Lackawanna facility.  In the event of a termination of any of these rights, we could be required to cease some or all of our operations at the Lackawanna facility.  Because we produced certain types of products in the Lackawanna facility that we do not produce in our other facilities, an interruption of production at the Lackawanna facility could result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the U.S. are highly concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

Our sales in the U.S. are concentrated among a relatively small number of customers.  Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time.  For the year ended December 31, 2006, direct sales of our products to one of our customers, United States Steel Corporation (“U.S. Steel”) accounted for approximately 15% of our revenue.  A disruption in sales to them could adversely effect our cash flow and results of operations.

There can be no assurance that we will be able to maintain our current level of sales to these customers or that we will be able to sell our products to other customers on terms that will be favorable. The loss of, or substantial decrease in the amount of purchases by, or a write-off of any significant receivables from, any of our major customers would adversely affect our business, results of operations, liquidity and financial condition.

Unanticipated problems with our manufacturing equipment and facilities could have an adverse impact on our business.

Our capacity to manufacture steel products depends on the suitable operation of our manufacturing equipment, including blast furnaces, electric arc furnaces, continuous casters, reheating furnaces and rolling mills.  Although we perform maintenance to our equipment on a continuous basis, breakdowns requiring significant time and/or resources to repair, as well as the occurrence of adverse events such as fires, explosions or adverse meteorological conditions, could cause temporary production interruptions that could adversely affect our results of operations.

We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions.  In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected.  In addition, in the event any of our plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, we would likely suffer significant losses;  furthermore, the capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our cash flows and our profitability.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 29% of our total net sales in 2006.  Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry.  U.S. automotive manufacturers have experienced significant reductions in market share to mostly Asian companies and have announced planned reduction in working capacity.  Many large original equipment manufacturers such as Dana Corporation, Delphi Corporation (“Delphi”) and others, have sought bankruptcy protection.  A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations.  In addition, the U.S. automotive industry is significantly unionized and subject to unanticipated and extended work slowdowns and stoppages resulting from labor disputes.  We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets.  Developments affecting the U.S. automotive industry may adversely affect us.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001 and 14001 certification.  All of the U.S. facilities that sell to automotive parts customers are currently ISO/TS 16949:2002 and ISO 14001 certified, as required.

If the foregoing certifications are canceled, if approvals are withdrawn or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired.  For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially affect our revenues and results of operations.  We cannot assure you of our future compliance.

In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier”.  The automotive industry has put these stringent conditions in place for the production of auto parts to assure a vehicle’s quality and safety.  We currently are an approved supplier for our automotive parts customers.  Maintaining these certifications is crucial in preserving and increasing our market share because these conditions can be a barrier to entry in the SBQ market and we cannot assure you that we will do so.

In the event of environmental violations at our facilities we may incur significant liabilities.

Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances.  We cannot assure you that we will at all times operate in compliance with environmental laws and regulations.  If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations and/or be forced to shut down noncompliant operations.  You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to incur material environmental compliance liabilities and costs.  In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities.  The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities.  We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability.  Certain of our facilities in the United States have been the subject of administrative action by state and local environmental authorities.  See “Business—Legal Matters and Regulations—Legal Proceedings—Environmental Claims”.

If we are required to remediate contamination at our facilities we may incur significant liabilities.

We may be required to remediate contamination at certain of our facilities and have established a reserve to deal with such liabilities.  However, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future.  Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance.

We could incur losses due to product liability claims and may be unable to maintain product liability insurance on acceptable terms, if at all.

We could experience losses from defects or alleged defects in our steel products that subject us to claims for monetary damages.  For example, many of our products are used in automobiles and light trucks and it is possible that a defect in one of these vehicles could result in product liability claims against us.  In accordance with normal commercial sales, some of our products include implied warranties that they are free from defects, are suitable for their intended purposes and meet certain agreed upon manufacturing specifications.  We cannot assure you that future product liability claims will not be brought against us, that we will not incur liability in excess of our insurance coverage, or that we will be able to maintain product liability insurance with adequate coverage levels and on acceptable terms, if at all.

Our controlling shareholder, Industrias CH, is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

As of December 31, 2006, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 85% of our shares.  Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH continues and, will continue to be in a position to elect our future directors and to exercise substantial influence and control over our business and policies, including the timing and payment of dividends.  The interests of Industrias CH may differ significantly from those of other shareholders.  Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and ADSs.

We have had a number of transactions with our affiliates.

Historically, we have engaged in a significant number and variety of transactions on market terms with affiliates, including entities that Industrias CH owns or controls.  We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

We depend on our senior management and their unique knowledge of our business and of the SBQ industry, and we may not be able to replace key executives if they leave.

We depend on the performance of our executive officers and key employees.  Our senior management has significant experience in the steel industry, and the loss of any member of senior management or our inability to attract and retain additional senior management could adversely affect our business, results of operations, prospects and financial condition.  We believe that the SBQ steel market is a niche market where specific industry experience is key to success.  We depend on the knowledge of our business and the SBQ industry of our senior management team, including Luis Garcia Limon, our chief executive officer.  In addition, we attribute much of the success of our growth strategy to our ability to retain most of the key senior management personnel of the companies and businesses that we have acquired.  Competition for qualified personnel is significant, and we may not be able to find replacements with sufficient knowledge of, and experience in, the SBQ industry for our existing senior management or any of these individuals if their services are no longer available.  Our business could be adversely affected if we cannot attract or retain senior management or other necessary personnel.

Risks Related to the Steel Industry

Our results of operations are significantly influenced by the cyclical nature of steel industry.

The steel industry is cyclical in nature and sensitive to national and international macroeconomic conditions.  Global demand for steel as well as overall supply levels significantly influence prices for our products.  Changes in these two factors likely will impact our operating results.  Although global steel prices increased significantly during 2004, they fell in 2005 over 2004 levels, increasing again in 2006 but weakening in the last quarter.  We cannot predict or give you any assurances as to prices of steel in the future.

The costs of ferrous scrap and iron ore, the principal raw materials used in our steel operations, are subject to price fluctuations.  Although our wholly-owned scrap collection and processing operations furnish a material portion of our scrap requirements, we must acquire the remainder of our scrap from other sources.  Because increases in the prices we are able to charge for our finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect our operating results.  In 2004, the price of scrap increased significantly.  However, scrap prices decreased significantly in 2005 over 2004 levels.  In 2006, scrap prices remained similar to 2005 levels.  There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that we will be able to pass all or a portion of these increases on through higher finished product prices.

U.S. Steel supplies the majority of our iron ore and a portion of our coke requirements.  We purchase the balance of our requirements in the open market.  We expect to purchase increasing amounts of our iron ore requirements in the open market in the future.  In 2004, U.S. Steel supplied essentially all of Republic’s iron ore and coke requirements under terms of a supply agreement that was beneficial to us.

In 2005, the prices of these materials increased when we negotiated new contracts with U.S. Steel, and purchased more of the material in the open market.  In 2006, iron ore and coke prices decreased from 2005 levels.  We cannot guarantee that we will be able to continue to find suppliers of these raw materials in the open market or that the prices of these materials will not increase or that the quality will remain the same.  There is no assurance we will be able to pass all or a portion of higher raw material prices on through finished product prices.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Energy costs constitute a significant component of our costs of operations.  Energy cost as a percentage of direct cost was 13.9% for the year ended December 31, 2006.  Our manufacturing processes are dependent on adequate supplies of electricity and natural gas.  A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins.  In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels.  We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity.  We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for gas used at the Guadalajara facility.  There can be no assurance these special rates will continue to be available to us or that these rates may not increase significantly in the future.  We enter into futures contracts to fix and reduce volatility of natural gas prices.  We have not always been able to pass the effect of these increases on to our customers and there is no assurance that we will be able to pass the effect of these increases on to our customers in the future or to maintain futures contracts to reduce volatility in natural gas prices.  Changes in the price or supply of natural gas would materially and adversely affect our business and results of operations.

Risks Related to Mexico

Mexican governmental, political and economic factors may adversely impact our business.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy.  Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and us, in particular, and on market conditions, prices and returns on Mexican securities, including ours.

Our financial condition, results of operations and prospects may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.  There can be no assurance that future developments in the Mexican political, economic or social environment, over which we have no control, will not have a material adverse effect on our business, results of operations, financial condition or prospects or adversely affect the market price of the ADSs and the series B shares.

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

In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional (the National Action Party) or PAN, won the presidency.  His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI.  Neither the PRI nor the PAN succeeded in securing a majority in either house of the Mexican Congress.  Further, elections held in 2003 and 2004, resulted in a reduction in the number of seats held by the PAN in the Mexican Congress and state governorships.  The resulting gridlock impeded the progress of structural reforms in Mexico.

On July 2, 2006, Mexico held presidential and federal congressional elections, and Felipe Calderón Hinojosa, the PAN candidate, won by a very narrow margin.  However, the Partido de la Revolución Democrática (the Revolutionary Democratic Party or PRD), the leading opposition party, has contested the results of the election.  On September 6, 2006, the Tribunal Electoral del Poder Judicial de la Federación (the Federal Electoral Chamber) unanimously declared Mr. Calderón to be the president-elect whose term as president will run from December 1, 2006 until November 30, 2012.  We cannot predict whether the PRD will continue to generate political unrest in the country or whether any such unrest would affect our financial condition results of operations or prospects.

High levels of inflation and interest rates in Mexico, and weakness in the Mexican economy, could adversely impact our financial condition and results of operation.

In the past, Mexico has experienced high levels of inflation and high domestic interest rates.  If the Mexican economy falls into a recession, or if inflation and interest rates increase, consumer purchasing power may decrease, and as a result, demand for steel products may decrease.  In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand.  Furthermore, our growth strategy of acquiring other companies and assets may be impaired in the future if interest rates increase, and we are not able to obtain acquisition financing on favorable terms.  These events could adversely affect our business, results of operations, financial condition or prospects.

Devaluation or depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Fluctuations in the exchange rate between the peso and the U.S. dollar, particularly peso depreciations, may adversely affect the U.S. dollar equivalent of the peso price of the Series B shares on the Mexican Stock Exchange.  As a result, such peso depreciations will likely affect our revenues and earnings in U.S. dollar terms and the market price of the ADSs.  Exchange rate fluctuations could also affect the depositary’s ability to convert into U.S. dollars, and make timely payment of, any peso cash dividends and other distributions paid in respect of the Series B shares.

Our financial statements are prepared in accordance with Mexican GAAP, and therefore may not be directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

All Mexican companies must prepare their financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.  Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements.  Accordingly, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects.  See Note 19 to our consolidated financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products.

A substantial part of our operations are outside the United States, and we export products from those facilities to the United States.  In recent years, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products.  In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date.  There can be no assurance that anti-dumping or countervailing duties suits will not be initiated against us or that the U.S. government will not impose tariffs on steel imports from Mexico or that existing tariffs on U.S. steel imports from other countries, will not be lifted in the future.

In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that we produce from all countries with the exception of those which have a free trade agreement with Mexico, which includes the United States.  In April 2002, the Mexican government increased these tariffs to 35%.  These tariffs have subsequently been reduced over time and are currently 7% for steel products. There can be no assurances that these tariffs will not be further reduced or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about non-U.S. issuers of securities listed in the United States than is regularly published by or about U.S. issuers of listed securities.  In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. See Note 19 to our consolidated financial statements.

Item 4.	Information on the Company

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada.

We believe that we are the leading producer of SBQ products in North America, with leading market positions in both the United States and Mexico and that we offer the broadest SBQ product range in those markets today.  We also believe that we are the leading producer of structural and light structural steel products in Mexico, and we have an increasing presence in the U.S. market.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment.  Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants.  The quality of our products and services, together with the cost advantage generated by our facility locations has allowed us to develop long standing relationships with most of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers.  In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with a significant advantage in the cost of freight.

In the United States and Mexico, we own and operate ten state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 3.8 million tons and a combined annual installed rolling capacity of 2.9 million tons.  We operate both mini-mill and integrated steel making facilities, which gives us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

•	Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco;

•	a mini-mill in Mexicali, Baja California Norte;

•	a mini-mill in Apizaco, Tlaxcala;

•
a cold finishing facility in Cholula, Puebla; all of these facilities are owned through our indirect wholly-owned subsidiaries, Simec International, S.A. de C.V. (“SI”), Controladora Simec S.A. de C.V. and Compañia Siderurgica de Guadalajara S.A. de C.V.; and

•
a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic.

We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440.  Our telephone number is 011-52-33-3770-6734.

In 2006, we had net sales of Ps. 22.7 billion, marginal profit of Ps. 4.2 billion and net income attributable to majority interest of Ps. 2.1 billion.  Almost all of our consolidated sales were in the North American market, 32% in Mexico, 66% in the United States and Canada, and 2% of our consolidated sales were exports to markets outside North America.

The chart below sets forth a summary of our corporate structure:

[

(1)
Includes the following non-operating subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C.V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Controladora Simec S.A. de C.V. (100%) and Compañía Siderúrgica de Guadalajara S.A. de C.V. (100%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, and Apizaco, Tlaxcala, and a cold finishing facility in Cholula, Puebla.
(3)	The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH, S.A.B. de C.V.
(4)
SimRep owns 100% of Republic Engineered Products.  Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio, a steel-making and hot-rolling facility in Lorain, Ohio, a hot-rolling facility in Lackawanna, New York, and cold finishing facilities in Massillon, Ohio, Gary, Indiana, and Hamilton, Ontario, Canada.

Our History

Our steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed CSG, a mini-mill steel company.  In 1980, Grupo Sidek, S.A. de C.V. (“Sidek”), our former parent, was incorporated and became the holding company of CSG.  In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary, Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability.

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in us to Industrias CH.  In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately $95.4 million of our debt ($90.2 million of principal and $5.2 million of interest) into our common shares.  Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions to an 85% interest.

In August 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporacion Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla.  We refer to this acquisition as the “Atlax Acquisition”.  Our total net investment in this transaction was approximately U.S.$122 million (excluding value added tax of approximately $16 million paid in 2004 and recouped from the Mexican government in 2005), funded with cash from operations, and a $19 million capital contribution from Industrias CH.  We began to operate the plants in Apizaco and Cholula on August 1, 2004, and, as a result, the operations of both plants are reflected in our financial results since that date.

In July 2005, we and Industrias CH acquired 100% of the stock of Republic, a U.S. producer of SBQ steel.  We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep.  We financed our portion of the U.S.$245 million purchase price principally through a loan we received from Industrias CH that we have repaid in full.

Competitive Strengths

We believe the following are our principal competitive strengths:

Leading SBQ producer in North America

We believe we have been the leading market producer and supplier of SBQ steel in Mexico since August 2004 and in the United States since July 2005.  In 2006, we supplied approximately 22% of the Mexican market and 15% of the U.S. market.

Higher value-added product mix.

To maximize operating margins, we focus our production on higher value-added SBQ products, which represented 80% of our total sales in 2006.

Long-standing customer relationships.

Our SBQ products are highly engineered and tailored to specific client needs.  We continuously work with our clients on design engineering and new product development to meet the requirements of their evolving platforms.  We believe that the quality of our products and services allows us to develop long lasting direct relationships with the largest end-users of SBQ products in North America, which, we believe, increases switching costs and improves our competitive position.

Reduced price volatility.

The quality requirements of the majority of our SBQ clients and the nature of our relationships have allowed us to implement favorable pricing policies that include annual price revisions and price adjustments based on the price of key inputs such as scrap, iron ore, energy, alloys and other key raw materials.  These contribute to maintaining operating margins against raw material price fluctuations relatively stable.

Competitive cost structure.

We believe our cost structure is highly favorable due to our:

•	Competitive cost of raw materials. We believe our centralized purchasing strategy and strong financial position allow us to obtain favorable terms from our raw materials suppliers.

•	Low freight expenses. We believe the strategic location of our facilities allows us to serve our SBQ steel and other clients with lower distribution and freight costs than most of our competitors.

•
Relatively low cost of labor in Mexico.  Our Mexican operations benefit from the relatively lower cost of labor in the Mexican market compared to the United States.  In addition, our Mexican, U.S. and Canadian operations do not currently have any significant legacy liabilities or their associated costs.

•
Favorable labor agreement in the United States.  The labor agreement in place in our U.S. operations has eliminated legacy costs and enhances our ability to maximize workforce flexibility, allowing us to reduce production costs.

•	Lean operational structure and overhead cost. We maintain non-operating costs at low levels by relying on a lean and cost efficient overhead structure.

State-of-the-art production facilities.

We have recently completed the revamping of our mini-mill steel-making facility in Canton, Ohio including the installation of a new continuous caster.  We believe that our remaining steel making and processing facilities in Mexico and the United States are among the most modern and well maintained in North America.

Extensive track record of profitable growth.

Over the last two years we have significantly increased our installed capacity through the acquisition of Republic and of plants in Tlaxcala and Cholula, Mexico.  As a result of these acquisitions, organic growth and operational improvements, we have increased our installed capacity from 0.7 million tons as of December 31, 2003 to 3.8 million tons of crude steel as of December 31, 2006.

Significant organic growth opportunities.

Our liquid steel making capacity exceeds our rolling and finished steel capacity, which allows us to continue increasing our finished product capacity through comparatively low levels of capital investments.  We intend to pursue this option and plan to invest approximately U.S.$250 million in a rolling mill with an annual capacity of 600,000 tons in our facilities.  We also intend to explore expanding our liquid steel-making facilities in Lorain, Ohio by bringing an existing second blast furnace online at a cost significantly lower than that of purchasing a new blast furnace with the same capacity.

Solid financial position.

We seek to maintain a conservative capital structure and prudent leverage levels. We currently have no significant financial debt or significant legacy liabilities.  We believe that these factors, combined with our strong cash flow generation, provide us with the financial flexibility and resources to continue to pursue growth enhancing initiatives.

Experienced and committed management team.

Our management team has extensive experience in, and knowledge of, the North American steel industry and in evaluating, pursuing and completing both strategic and organic growth opportunities as well as a track-record of increasing productivity and reducing costs.

Business Strategy

We intend to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico.  We also intend to expand our presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives.  Our strategy includes:

Further integrating our operations.

We intend to continue the integration of our Mexican, U.S. and Canadian operations to capitalize on the commercial and cost related synergies contemplated at the time of the Atlax Acquisition in 2004 and of the acquisition of Republic in 2005.

Improving our cost structure.

We have substantially reduced our operating cost and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

Focusing on high margin and value-added products.

We prioritize the production of high margin steel products over volume and utilization levels. We plan to continue to base our production decisions on achieving relatively high margins.

Building on our strong customer relationships.

We intend to strengthen our long-standing customer relationships by maintaining strong customer service and proactively responding to changing customer needs.

Pursuing strategic growth opportunities.

We have successfully grown our business by acquiring, integrating and improving under- performing operations.  In addition, we intend to continue in pursuit of acquisition opportunities that will allow for disciplined growth of our business and value creation for our shareholders.  We also intend to pursue organic growth by reinvesting the cash generated by our operating activities to expand the capacity and increase the efficiency of our existing facilities.

Business Overview

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products.  In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, and cold finished bars.  In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products.  The following is a description of these products and their main uses:

•
I-beams.  I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles.  We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction as structure supports.

•
Channels.  Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles.  We produce channels in our Mexican facilities and they are mainly used by industrial construction as structure supports and for stocking systems.

•
Angles.  Angles are two equal sided sections joined by their ends with a 90º angle, forming an “L” form.  We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.

•
Hot rolled bars.  Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel.  The construction, autopart and furniture industries mainly use the round and square bars.  The hexagonal bars are made of special steel and are mainly used by the hand tool industry.  We produce the steel sections in our Mexican and U.S. facilities.

•
Flat bars.  Flat bars are rectangular steel sections that can be made of special or commodity steel.  We produce flat bars in our Mexican facilities.  The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

•
Rebar.  Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities.  Rebar is only used by the construction sector to reinforce concrete.  Rebar is considered a commodity product due to general acceptance by most costumers of standard industry specifications.

•
Cold-finished bars.  Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar.  The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.

•
Semi-finished tube rounds.  These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.  These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities as of August 1, 2004 and sales of products manufactured at the U.S. and Canadian facilities as of July 22, 2005.

Steel Product Sales Volume

	Years ended December 31,
	2003	2004	2005	2006
	(Thousands of tons)
I-Beams	83.8	76.1	82.2	75.7
Channels	50.7	58.9	59.7	70.3
Angles(1)	108.5	135.7	222.6	231.2
Hot-rolled Bars (round, square and hexagonal rods)	174.6	189.0	600.0	1,141.9
Flat Bar	45.7	91.7	188.5	154.4
Rebar	139.0	191.9	239.1	265.2
Cold Finished Bars	17.1	15.7	105.6	201.0
Semi-finished tube rounds	0.00	0.00	165.2	352.8
Other semi-finished trade products(2)	0.00	0.00	43.3	174.0
Other	8.8	14.3	1.9	9.6
Total Steel Sales	628.2	773.3	1,708.1	2,676.1
_________________
(1)	Angles include structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Our Operations and Production Facilities

We conduct our operations at ten facilities throughout North America.  At December 31, 2006, our crude steel production capacity was 3.8 million tons, of which 1.0 million tons were based on an integrated blast furnace technology, and 2.8 million were based on electric arc furnace, or mini-mill, technology.  Our Mexican facilities have 1.2 million tons of crude steel production capacity, operating three mini-mill facilities.  Our U.S. operations have 2.6 million tons of crude steel production capacity.  In addition, we have 2.9 million tons of rolling and finishing capacity, of which 1.2 million are located in Mexico, and 1.6 million are located in the United States and Canada.

We operate four mini-mills, three in Mexico and one in the United States.  The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala and Mexicali, Baja California.  Our mini-mill in the United States is located in Canton, Ohio, and we have recently completed a revamping process that has increased capacity of the mill to 1.3 million tons of steel billet.  We also operate an integrated blast furnace in Lorain, Ohio.  There is a second blast furnace in the Canton facility with 750,000 tons of yearly capacity that is not currently operating, but that we believe could be made operational with relatively low levels of investment.  We operate rolling and finishing facility in each of our mill facilities in Cholula and in the United States and Canada.

Because we operate both mini-mill and integrated blast furnace production facilities, we can allocate production between each type of facility based on efficiency and cost.  In addition, as long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (iron ore, coke, scrap and electricity) to the facility where production costs would be the lowest.  Our production facilities are designed to permit the rapid changeover from one product to another.  This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product.  Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

We use ferrous scrap and iron ore to produce our finished steel products.  We produce molten steel using both an electric arc furnace and integrated blast furnace technology, alloying elements and carbon are added, and which then is transported to continuous casters for solidification.  The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers.  In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes.  The shapes are then cut into a variety of lengths.  In addition, to producing billet, our Canton, Ohio facility also produces blooms.

Our mini-mill plants use an electric arc furnace to melt ferrous scrap and other metallic components, which are then cast into long, square bars called billet in a continuous casting process, all of which occurs in a melt shop.  The billet is then transferred to a rolling mill, reheated and rolled into finished product.  In contrast, an integrated steel mill heats iron pellets and other primary materials in a blast furnace to first produce pig iron, that must be refined in a basic oxygen furnace to liquid steel, and then cast to billet and finished product.  Mini-mill plants typically produce certain steel products more efficiently because of the lower energy requirements resulting from their smaller size and because of their use of ferrous scrap.  Mini-mills are designed to provide shorter production runs with relatively fast product changeover times.  Integrated steel mills are more efficient in producing longer runs and are able to produce certain steel products that a mini-mill cannot.

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.  These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities starting from August 1, 2004.  These figures reflect the sales of the products manufactured at the Republic facilities starting from July 22, 2005.

Production Volume and Capacity Utilization

	Years ended December 31,
	2003	2004	2005	2006
	(Tons in thousands)
Melt shops
Steel billet production	705.9	877.5	1,748.2	2,985.6
Annual installed capacity(1)	780.0	1,160.0	3,115.9	3,763.7
Effective capacity utilization	90.5%	93.5%	89.6%	79.3%
Rolling mills
Total production	598.1	766.0	1,544.0	2,386.0
Annual installed capacity(1)	730.0	1,210.0	2,847.5	2,901.9
Effective capacity utilization	81.9%	82.4%	81.6%	82.2%
_________________
(1)
Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements.  Amounts presented represent annual installed capacity as at December 31 for each year.  The percentage of effective capacity utilization for 2004 is determined in the case of the Apizaco and Cholula facilities based on utilization over the period from August 1 to December 31, 2004.  The percentage of effective capacity utilization for 2005 is determined in the case of Republic facilities based on utilization over the period from July 22 to December 31, 2005.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for the year ended December 31, 2006.

Mexican Production per Facility by Product

	Location
Product	Guadalajara	Mexicali	Apizaco/Cholula	Total
	(Production %)
I Beams	18.4%	0.7%	0%	7.2%
Channels	10.8%	11.9%	0%	6.7%
Angles	24.3%	12.6%	24.3%	21.9%
Hot Rolled Bars (round, square and hexagonal rods)	22.6%	9.6%	19.4%	18.4%
Rebar	10.4%	63.4%	19.2%	25.1%
Flat Bars	8.3%	1.8%	27.3%	14.6%
Cold Finished Bars	3.4%	0%	9.8%	5.2%
Other	1.8%	0%	0%	0.9%
Total	100%	100%	100%	100%

Guadalajara.  Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco, which is Mexico’s second largest city.  Our Guadalajara facilities and equipment include one improved  electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills.  The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons.  In 2006, the Guadalajara mini-mill produced 278,236 tons of steel billet and 411,119 tons of finished product operating at 80% capacity for billet production and 86% capacity for finished product production.  The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills.  Our Guadalajara facility is 336 miles from Mexico D.F.  Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

Years ended December 31,
	2003	2004	2005	2006
Steel Sales (thousands of tons)	430	430	407	407
Average finished product price per ton	Ps. 4,807	Ps. 7,624	Ps. 6,777	Ps. 7,489
Average scrap cost per ton	1,771	2,868	2,422	2,431
Average manufacturing conversion cost per ton of finished product	1,412	1,433	1,701	1,746
Average manufacturing conversion cost per ton of billet	877	993	1,086	1,161

Mexicali.  In 1993, we began operations at our mini-mill located in Mexicali, Baja California.  The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant.  This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons.  Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility.  This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity.  In 2006, the Mexicali mini-mill produced approximately 395,694 tons of billet, of which the Guadalajara mini-mill used 159,636 tons, the Apizaco mini-mill used 39,572 tons, and we sold

132 tons to third parties.  In 2006, the Mexicali mini-mill produced 184,234 tons of finished product.  In 2006 we operated the Mexicali mini-mill at 92% capacity for billet production and at 74% capacity for finished product production.  Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials.  The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities.  Our Mexicali facility mainly produces structurals, light structurals and rebar.  In 2006, 63% of the products produced at the Mexicali mini-mill were rebar, 13% were angles, 10% were hot rolled bars (round, square and hexagonal rods) and the remaining 14% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,
	2003	2004	2005	2006
Steel Sales (thousands of tons)	198	187	210	224
Average finished product price per ton	Ps. 4,456	Ps. 7,269	Ps. 5,872	Ps. 6,936
Average scrap cost per ton	1,420	2,115	2,103	2,080
Average manufacturing conversion cost per ton of finished product	1,338	1,474	1,567	1,640
Average manufacturing conversion cost per ton of billet	844	886	938	985

Apizaco mini-mill and Cholula facility.  We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004.  The mini-mill is located in central Mexico in Apizaco, Tlaxcala.  Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini).  This facility has an annual installed capacity of 400,000 tons of steel billet and an annual installed capacity of finished product of 432,000 tons.  In 2006, the Apizaco mini-mill produced 386,602 tons of steel billet, of which the Guadalajara mini-mill used 16,134 tons, and 411,349 tons of finished products.  Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico D.F.  Our Apizaco facility mainly produces SBQ steel, light structurals and rebar.  Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility.  Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars.  This facility has an annual installed capacity of finished product of 48,000 tons.  In 2006, the Cholula facility produced 43,906 tons of finished product, at 91% capacity.  Our Cholula facility mainly produces cold finished SBQ steel.

In 2006, 19% of the products we produced at the Apizaco and Cholula facilities were rebar, 24% were angles, 20% were hot rolled bars (round, square and hexagonals) and the remaining 37% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2004(1)	2005	2006
Steel Sales (thousands of tons)	156	416	425
Average finished product price per ton	Ps. 8,087	Ps. 6,856	Ps. 7,295
Average scrap cost per ton	3,217	2,838	2,752
Average manufacturing conversion cost per ton of finished product	2,207	2,162	2,361
Average manufacturing conversion cost per ton of billet	1,476	1,463	1,443
____________________

(1)	Since August 1, 2004.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005.  As of December 31, 2006, these facilities had an annual installed capacity of 2,584,000 tons of billet and 1,692,000 tons of finished product.  In 2006, the Republic facilities produced 1,925,000 tons of steel billet, of which 352,810 tons were sold as semi-finished tube rounds and 214,916 were sold as other semi-finished trade products.  The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing.  For the same period, the Republic facilities produced 1,153,000 tons of hot-rolled bar, of which 170,554 tons were used by the cold finish facilities.  The Republic facilities produced 1,334,000 tons of cold finish bars.  During this period, 57% of the products produced at the Republic facilities were hot-rolled bars, 9% were cold-finished bars, 21% were semi-finished tube rounds, and 13% were other semi-finished trade products.

The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	July 22 – December 31,	Year ended December 31,
	2005	2006
Steel Sales (thousands of tons)	675	1,620
Average finished product price per ton	Ps. 8,579	Ps. 8,270
Average scrap cost per ton	1,873	2,220
Average iron ore pellet cost per ton	673	653
Average manufacturing conversion cost per ton of finished product(1)	5,237	4,603
Average manufacturing conversion cost per ton of billet(1)	3,880	3,406
_____________
(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio.  The Lorain facility mainly produces SBQ steel and operates an integrated steel mill.  We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2006, an annual installed capacity of 1,200,000 tons of steel billet and 840,000 tons of finished product.  During 2006, the Lorain facility, was operated at 95.9% capacity for steel billet and for finished product, 79.2% for 9-10” rolling mill and 74.1% for 20” mill finishing and shipping production, and it produced 1,150,000 tons of billets and 645,000 tons of finished products.

Canton, Ohio.  Our Canton facility mainly produces SBQ steel and includes two 200-ton top charge electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers and two slag rakes.  This facility also includes a combination Caster rolling facility that continuously casts blooms in a 4-strand caster, heats the blooms to rolling temperature in a walking beam furnace, then rolls billets through an 8-stand rolling mill in an inline operation.  We installed and commissioned the electric arc furnace, the bloom/billet caster, ladle metallurgical furnace and vacuum degasser in 2005.  Other Canton equipment includes a Mecana billet inspection line, four stationary billet grinders, a saw line and a quality verification line (or “QVL line”).

Canton produces blooms and billets for the three rolling mills in the Republic facilities and for trade customers.  We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2006, the Canton facility had annual installed capacity of 1,380,000 tons of steel billet.  In 2006, this facility produced 775,000 tons of blooms, billets and other semi-finished trade product and was operated at 56% capacity of steel billet.

Lackawanna, New York.  Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils.  This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6000 lb.  Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines.  We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing.  As of December 31, 2006, the Lackawanna facility had annual installed capacity of 600,000 tons of hot rolled bars.  In 2006, this facility produced 510,000 tons of hot rolled bars and was operated at 85% capacity of finished product.

Massillon, Ohio.  Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars.  Our Massillon facility had, at December 31, 2006, an annual installed capacity of 125,000 tons of finished product.  During 2006, the Massillon facility was operated at 79% capacity of finished product and produced 100,000 tons of cold finished bars.

Gary, Indiana.  Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars.  As of December 31, 2006, the Gary facility had annual installed capacity of 70,000 tons of cold finished bars.  In 2006, this facility produced 45,000 tons of cold finished bars and was operated at 64% capacity of finished product.

Hamilton, Ontario, Canada.  Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars.  As of December 31, 2006, the Hamilton facility had annual installed capacity of 60,000 tons of cold finished bars.  In 2006, this facility produced 37,000 tons of cold finished bars and was operated at 63% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2006 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)(1)
Guadalajara	Structurals (43%); Light Structurals (32%); SBQ (14%), Rebar (11%)	electric arc furnace with continuous caster, rolling mill and bar processing lines	411,119	480,000

Mexicali	Structurals (13%); Rebar (63%); Light Structurals (24%)	electric arc furnace with continuous caster and bar rolling mills	184,234	250,000

Apizaco and Cholula	SBQ (57%); Rebar (19%); Light Structurals (24%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	455,255	480,000

Lorain	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	645,000	840,000

Canton	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster, rolling mills	775,000	1,380,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	510,000	600,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	100,000	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	45,000	70,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	37,000	60,000
(1) At December 31, 2006.

Principal Capital Expenditures and Divestitures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology.

In 2006, we spent $30.3 million (Ps. 330 million) on capital investments at our Republic facilities, including $13.5 million (Ps. 147 million) at the Canton, Ohio facility, $15.7 million (Ps. 171 million) at the Lorain, Ohio facility, $0.6 million (Ps. 6.5 million) at the Lackawanna, New York facility, $0.2 million (Ps. 2.2 million) at the Massillon, Ohio facility, $0.1 million (Ps. 1.1 million) at the Hamilton, Ontario, Canada facility, $0.2 million (Ps. 2.2 million) at the Gary, Indiana facility and $0.02 million (Ps. 0.2 million) at our corporate location in Fairlawn, Ohio.  We spent $6.7 million (Ps. 72 million) on capital improvements at our facilities in Mexico, including $5 million (Ps. 54 million) at the Apizaco facility, $1.6 million (Ps. 17 million) at the Mexicali facility and $0.1 million (Ps. 1 million) at the Guadalajara facility.]

In 2005, we spent $46.4 million (Ps. 520 million) on capital investments in our Mexican and our U.S. operations.  Projects at the Guadalajara facilities in 2005 included the addition of a railroad weighing-machine and improvements to the warehouse.  Projects at the Mexicali facility in 2005 included the addition of a cooling bed for the rolling mill, special site for dust and a co-jet system for the melt shop in order to increase productivity and reduce energy consumption.  Projects at the Apizaco facility included the addition of a Straightening Line for the rolling mill and an inspection system for the rolling mill.  From July 22, 2005 to December 31, 2005, capital investments in our Republic facilities were $34.4 million (Ps. 405 million), including $17.8 million  (Ps. 210 million) for the new five strand combined billet/bloom caster in our Canton, Ohio facility, and the remainder for the revamping of the Canton melt shop, maintenance, general capital and infrastructure improvements and modernization.

In 2004, we spent $109.7 million (Ps. 1,328 million) on capital investments ($107.5 million of which (Ps. 1,266 million) we allocated to the acquisition of the Apizaco and Cholula facilities).  Projects at the Guadalajara facilities in 2004 included the addition of a reheating furnace and a new stand for the rolling mill.  Projects at the Mexicali facility in 2004 included the addition of a special site for dust.

Sales and Distribution

We sell and distribute our steel products throughout North America.  We also export steel products from Mexico to Central and South America and Europe.  In 2006, approximately 80% of our steel product sales represented SBQ steel products, of which we sold 37% to the auto part industry, 24% to service centers, 19% for energy related products, 1% for hand tools, 1% for mining equipment and the remaining 18% to other industries. We estimate that 85% of our total production comes from special orders from our clients.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada sales as a percentage of total product sales by market.  These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities starting since August 1, 2004 and the sales of products manufactured at our U.S. facilities starting since July 22, 2005.

Steel Product Sales By Region

	Mexico				U.S. and Canada(1)
	Years ended December 31,
	2003	2004	2005	2006	2003	2004	2005	2006
I-Beams	99%	100%	99%	96%	1%	0%	1%	4%
Channels	81%	80%	81%	66%	19%	20%	19%	34%
Angles	89%	95%	94%	92%	11%	5%	6%	8%
Hot-rolled Bars(round, square and hexagonal rods)	96%	91%	10%	15%	4%	9%	90%	85%
Rebar	67%	71%	66%	88%	33%	29%	34%	12%
Flat bar	89%	95%	98%	97%	11%	5%	2%	3%
Cold Drawn finished bars	96%	95%	40%	26%	4%	5%	60%	74%
Semi-finished tube rounds	0%	0%	0%	0%	0%	0%	100%	100%
Other semi-finished trade products	0%	0%	0%	0%	0%	0%	100%	100%
Other	100%	100%	100%	100%	0%	0%	0%	0%
Total (weighted average)	87%	87%	53%	35%	13%	13%	47%	65%
_________________
(1)	Includes sales principally into the United States and Canada.

During the year ended December 31, 2006, approximately 61% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 35% of our sales by volume, with SBQ products representing approximately 17% of such sales and the remainder representing commercial steel products.  Approximately 80% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of key production materials.  The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors.

We sell to the Mexican market through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through our wholly owned distribution center in Guadalajara.  Our sales force and distribution center are an important source of information concerning customer needs and market developments.  By working through our distributors, we believe that we have established and can maintain market leadership with small and mid-market end-users throughout Mexico.  We believe that our domestic customers are highly service-conscious.

We sell to customers in the U.S. and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

We distribute our exports outside North America primarily through independent distributors who also carry other product lines.  In addition, we have three full-time employees in Mexico dedicated exclusively to exports.

During 2006 and 2005, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products.  We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements.  Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules.  Accordingly, we do not believe that backlog is a significant factor in our business.  A substantial portion of our production is ordered by our customers prior to production.  There can be no assurance that significant levels of pre-production sales orders will continue.

In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect costumers include leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, DaimlerChrysler AG, Honda of America MFG, Inc. and Caterpillar Inc., first tier suppliers to automotive and industrial equipment manufacturers such as American Axle, ArvinMeritor, Inc., Delphi, NTN Driveshaft, Inc., TRW Automotive Holdings Corp., and Visteon Corporation; forger Jernberg Industries, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel.  In 2002 we entered into a long term supply contract with U.S. Steel, which we have extended several times.  On September 22, 2006, we renewed our long term supply contract with U.S. Steel through September 30, 2008.

Our U.S. and Canadian facilities are strategically located to serve the majority of consumers of SBQ products in the United States.  Our U.S. and Canadian facilities ship products between their mills and finished products to customers by rail and truck.  Customer needs and location dictate the type of transportation used for deliveries.  The proximity of our rolling mills and cold finishing plants to our U.S. customers allows us to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements.  We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more SBQ product consumers reduce their in-plant raw material inventory.  We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and “backhauling” scrap and other raw materials.

Competition

Mexico

We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality.  In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements.  We believe that we are one of the lowest cost producers of non-flat steel products in Mexico.  We endeavor to enhance our competitive position in Mexico by working closely with our clients and distributors and adjusting our production schedule to meet customer requirements.  The flexibility of our production facilities, allows us to respond quickly to the demand for our products.  We also believe that the geographic locations of our various facilities throughout Mexico and large variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States.  Our Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah, Schnitzer Steel (Cascade), located in McMimville, Oregon, Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado, Tamco Steel, located in Rancho Cucamanga, California and Grupo Villacero (Border Steel), located in El Paso, Texas.  We believe that in addition to our significant advantage in terms of lower transportation cost, we also believe that we have an advantage in lower labor cost in our Mexican operations.  We believe our transportation costs in northwestern Mexico compare favorably to other local producers, including Grupo Villacero (SICARTSA), located in Lazaro Cardenas, Michoacan; Ternium (Hylsa), located in Apodaca, Nuevo Leon and DeAcero, located in Saltillo, Coahuila.

We estimate, based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), that we are the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams.  These products accounted for approximately 70,924 tons, or 3%, and approximately 80,000 tons, or 5%, of our total finished product sales in 2006 and 2005, respectively.  The revenue that we derived from I-beam products represented 10% and 7% of our net sales in 2005 and 2006, respectively.  Total imports of these products, which come mainly from Spain and the United States, represent approximately 10% of the Mexican market.

In 2006, we sold approximately 204,000 tons of I-beams, channels and angles at least three inches in width (including the 70,924 tons of I-beams described above) which represented approximately 8% of our total finished product sales for the year.  In 2005, we sold approximately 200,000 tons of I-beams, channels and angles at least three inches in width (including the 80,000 tons of I-beams described above) which represented approximately 12% of our total finished product sales for the year.  We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A.  We estimate that our share of Mexican production of structural steel was 54% in 2006 and 71% in 2005.

In 2006, we sold approximately 1,339,000 tons of hot rolled and cold finished steel bar, compared to 700,000 tons in 2005.  We estimate, based on information compiled by CANACERO, that our share of domestic production of steel bar was 41% in 2006 and 41% in 2005.  Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 8% and 74%, respectively, in 2006 compared to 7% and 88%, respectively, in 2005.  Rebar and light structural steel together accounted for approximately 606,000 tons, or 23%, of our total production of finished steel products in Mexico and the United States in 2006, compared to approximately 600,000 tons, or 35%, in 2005.  We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

We distributed our sales of SBQ steel in Mexico as of December 31, 2006 as follows:

•	auto parts industry, 43%,

•	service centers, 45%,

•	mining equipment, 5%,

•	hand tools, 5%, and

•	bar processing industry, 2%.

We have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco and Cholula facilities afford us substantial cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility gives us the ability to ship specialty products in relatively small quantities with short lead times.  The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because of its relatively close proximity to these areas reduces our freight costs.

United States and Canada

In the United States and Canada, we compete primarily with both domestic SBQ steel producers and importers.  Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills.  Non-U.S. competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong as compared with foreign currencies.

The principal areas of competition in our markets are product quality and range, delivery reliability, service and price.  Special chemistry and precise processing requirements characterize SBQ steel products.  Maintaining high standards of product quality, while keeping production costs low, is essential to our ability to compete in our markets.  We believe that we have the widest selection of product grades and sizes in our industry and in many cases provide “niche” products to our customer base that our U.S. competitors cannot provide; for example we are the sole U.S. producer of long lead steel.  The ability of a manufacturer to respond quickly to customer orders currently is, and is expected to remain, important as customers continue to reduce their in-plant raw material inventory.

We estimate that the total market for SBQ products in the United States is 7.6 million tons per year, and in 2006 we produced 1.1 million tons.  We, therefore, estimate that we have a market share of more than 15%.

We believe our principal competitors in the U.S. market, depending on the product, include Nucor Corporation, Niagara LaSalle, Mittal Steel, Charter Steel, Steel Dynamics, Inc., The Timken Company and QUANEX Corporation.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards.  The standards set by ISO cover every facet of quality from management responsibility to service and delivery.  We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require.  We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work.  The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 16, 2004 to January 15, 2007 and is in the process to obtain the ISO/TS 16949 certification.

Our U.S. operations are currently ISO/TS 16949:2002 certified.  The ISO/TS 16949:2002 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain.  It places greater emphasis on management’s commitment to quality and customer focus.

Our Republic facilities are currently ISO 14001 certified.  This certification is a voluntary international standard that defines the organizational structure, responsibilities, procedures, processes and resources for implementing environmental management systems (“EMS”).  It also requires the development of an environmental policy statement which includes commitments to prevention of pollution, continual improvement of the EMS leading to improvements in overall environmental performance and compliance with applicable statutory and regulatory compliance.  Most of the automotive customers of our Republic facilities require this certification.  The certification is effective until November 2007.

Raw Materials

In 2006, our cost of sales in Mexico was 62% compared to our U.S. operations where our cost of sales was 91%, and our consolidated cost of sales was 81%.

Ferrous scrap, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap.  Ferrous scrap is among the most important components for our steel production and accounted for approximately 33% of our consolidated direct cost of sales in 2006 (54% of the direct cost in our Mexico operations and 21% of the direct cost in our U.S. operations) and 36% of our direct cost of sales in 2005.  Ferrous scrap is principally generated from automobile, industrial, naval and railroad industries.  The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control.  Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at our Guadalajara, Mexicali and Apizaco facilities.  We meet our refined ferrous scrap requirements through three sources: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 3% and 5% of our refined scrap tonnage in 2006 and 2005, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 85% and 12%, respectively, in 2006 and approximately 84% and 11%, respectively, in 2005 of our refined ferrous scrap requirements.  We are a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets.  We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities.  We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke.  Our U.S. and Canadian facilities purchase iron ore pellets and coke.  These are the principal raw materials used in our blast furnaces.  Iron ore pellets and coke accounted for approximately 19% of our U.S. and Canadian facilities’ direct costs for the year ended December 31, 2006.  In 2006, our U.S. and Canadian facilities purchased 52% of their iron ore pellet and a portion of their coke requirement from U.S. Steel, and we used iron ore pellets and coke in our Lorain, Ohio facility.  The iron ore pellets and coke made up 9% and 10%, respectively, of the direct costs of sales in this period.  We purchase the remainder of our iron ore pellet and coke requirement on the open market.  Our Mexican facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products.  In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 12% of our direct cost of sales in 2006 and 13% in 2005, and they accounted for 21.5% of our direct cost of sales for the year ended December 31, 2006 in our U.S. and Canadian facilities.  Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion.  For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V.

We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels.  We purchase our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V.  Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD.  The direct cost for the ferroalloys represents 13% of our consolidated costs, 8% of the direct costs incurred at our Mexican operations and 17.6% of the direct costs incurred at our U.S. operations.

Electricity.  As of December 31, 2006, electricity accounted for approximately 5% of our consolidated direct cost of sales for the period (11% of the direct cost of our Mexican operations and 4% of the direct cost of our U.S. operations).  Electricity accounted for 11% of our direct cost of sales in 2006 and 10% of direct cost of sales in 2005 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”).  It accounted for 4% of direct costs of sales in 2006 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison.  We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity.  Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time.  In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter).  As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect.  There can be no assurance that any future cost increases will not have a material adverse effect on our business.  From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”), a company based in San Diego, California.  The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period.  In 2006, the Mexicali facility entered into a new contract with Sempra for the period May through October 2006.

Natural Gas.  Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 7% of our consolidated direct cost of sales (5% of the direct cost of our Mexican operations and 8% of the direct cost of our U.S. operations) in 2006.  We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices.  Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs.  As applicable, we recognized the fair value of instruments either as liabilities or assets.  Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end.  As indicated in Note 6 to our consolidated financial statements, we opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2006, 2005 and 2004, we recognized the fair value of the natural gas swap designated for hedging exposure of future gas consumption for the remaining period of January 2004 to December 2006 in terms of fluctuations in natural gas prices, within the comprehensive income account in stockholders’ equity.

Our contracts are forwards with a minimum volume required to purchase.

At December 31, 2006 we recognized a liability of Ps. 6,107 and at December 31, 2005 we recognized an asset of Ps. 58,756.  At December 31, 2006 we recognized a deferred tax asset of Ps. 1,710 and at December 31, 2005 we recognized a deferred tax liability of Ps. 17,039.  Amounts recorded in stockholders’ equity as part of comprehensive income for the year ended December 31, 2006 were a loss of Ps. 46,114 and a gain of Ps. 28,436 and Ps. 2,444 for the years ended December 31, 2005 and 2004, respectively.

We do not enter into contracts for the purpose of speculation.  We account for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging”.  At December 31, 2006, we held derivatives that were not qualified for special hedge accounting and the changes in fair values were adjusted through earnings.

Regulation

U.S. and Canadian Operations

We are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, hazardous materials disposal.  Our U.S. operations have been the subject of administrative action by state and local environmental authorities.  The resolution of any of these claims may result in significant liabilities.  See “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Legal Proceedings—Environmental Claims”.

Environmental Matters

We are subject to a broad range of environmental laws and regulations, including those governing the following:

•	discharges to the air, water and soil;

•	the handling and disposal of solid and hazardous wastes;

•	the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and

•	the investigation and remediation of contaminated soil and groundwater.

We monitor our compliance with these laws and regulations through our environmental management system, and believe that we currently are in substantial compliance with them, although we cannot assure you that we will at all times operate in compliance with all such laws and regulations.  If we fail to comply with these laws and regulations, we may be assessed fines or penalties which could have a material effect on us.

Future changes in the applicable environmental laws and regulations, or changes in the regulating agencies' approach to enforcement or interpretation of their regulations, could cause us to make additional capital expenditures beyond what we currently anticipate.  We do not believe that any of our facilities are subject to the Maximum Achievable Control Technology standard for Iron & Steel Manufacturers, or the

Maximum Achievable Control Technology standard for Industrial, Commercial and Institutional Boilers and Process Heaters, because they do not emit hazardous air pollutants above the regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations at one or more of our facilities will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance.

Various federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”).  These laws and regulations may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs.  We are aware of the presence of ACMs at our facilities, but we believe that such materials are being properly managed and contained at this time.

Mexican Operations

We are subject to Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules (Normas Oficiales Mexicanas) relating to a variety of environmental matters, anti-trust matters, trade regulations, and tax and employee matters.

Among other matters, Mexican tax returns are open for review generally for a period of five years, and, according to Mexican tax law, the purchaser of a business may become jointly and severally liable for unpaid tax liabilities of the business prior to its acquisition, which may have an impact on the liabilities and contingencies derived from any such acquisitions.  Although we believe that we are in compliance with all material Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules, we cannot assure you that the interpretation of the Mexican authorities of the laws and regulations affecting our business or the enforcement thereof will not change in a manner that could increase our costs of doing business or could have a material adverse effect on our business, results of operations, financial condition or prospects.

Environmental Matters

We are subject to various Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules (Normas Oficiales Mexicanas) relating to the protection of human health, the environment and natural resources.

The major federal environmental laws applicable to our operations are:  (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or “LGEEPA”) and its regulations, which are administered and overseen by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”) and enforced by the Ministry’s enforcement branch, the Federal Attorney’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente or“PROFEPA”); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos or the “Law on Wastes”), which is also administered by SEMARNAT and enforced by PROFEPA; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional de Agua), also a branch of SEMARNAT.

In addition to the foregoing, Mexican Official Rules, which are technical standards issued by applicable regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others.  Mexican Official Rules regarding soil contamination and waste management were enacted in order to protect this potential contingencies.  Although not enforceable, the internal administrative criteria on soil contamination established by PROFEPA are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and materials, the release of contaminants into the air, soil and water, as well as the environmental impact assessment of the construction, development and operation of different projects, sites, facilities and industrial plants similar to the ones owned and/or operated by us and our subsidiaries.  In addition to LGEEPA, the Law on Wastes regulates the generation, handling, transportation, storage and final disposal of hazardous waste.

LGEEPA also mandates that companies that contaminate soil be responsible for the clean-up.  Furthermore, the Law on Wastes provides that owners and lessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and lessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject.  The Law on Wastes also restricts the transfer of contaminated sites.

PROFEPA can bring administrative, civil and criminal proceedings against companies that violate environmental laws, regulations and Mexican Official Rules, and has the power to impose a variety of sanctions.  These sanctions may include, among others, monetary fines, revocation of authorizations, concessions, licenses, permits or registries, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.

Additionally, as part of its inspection authority, PROFEPA is entitled to periodically visit the facilities of companies whose activities are regulated by Mexican environmental legislation, and verify compliance.  Similar rights are granted to state environmental authorities pursuant to applicable state environmental laws.

Companies in Mexico are required to obtain proper authorizations, concessions, licenses, permits and registries from competent environmental authorities for the performance of activities that may have an impact on the environment or may constitute a source of contamination.  Such companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing PROFEPA and SEMARNAT with periodic reports regarding compliance with various environmental laws.  Among other permits, the operations and related activities of the steel industry are subject to the prior obtainment of an environmental impact authorization granted by SEMARNAT.

We believe that we have obtained all the necessary authorizations, concessions, general operating licenses, permits and registries from the applicable environmental authorities to duly operate our facilities, plants and sites, and sell our products and that we are in material compliance with applicable environmental legislation.  We, through our subsidiaries, have made significant capital investments to assure our production and operation facilities comply with requirements of federal, state and municipal law and administrative regulation, and to remain in compliance with our current authorizations, concessions, licenses, permits and registries.

We cannot assure you that in the future, we and our subsidiaries will not be subject to stricter Mexican federal, state or municipal environmental laws and administrative regulations, or more stringent interpretation or enforcement of existing laws and administrative regulations.  Mexican environmental laws and administrative regulations have become increasingly stringent over the last decade, and this trend is likely to continue, influenced recently by the North American Agreement on Environmental

Cooperation entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement or NAFTA.  Further, we cannot assure you that we will not be required to devote significant expenditures to environmental matters, including remediation-related matters.  In this regard, any obligation to remedy environmental damages caused by us or any contaminated sites owned or leased by us could require significant unplanned capital expenditures and be materially adverse to our financial condition and results of operations.

Water

In Mexico, the National Waters Law regulates water resources.  In addition, the Mexican Official Rules govern the quality of water.  A concession granted by the National Waters Commission is required for the use and exploitation of national waters.  All of our facilities have a five-year renewable concession to use and exploit underground waters from wells in order to meet the water requirements of our production processes.  We pay the National Waters Commission duties per cubic meter of water extracted under our concessions.  We believe we are in substantial compliance with all the requirements imposed by each of the concessions we have obtained.

Pursuant to the National Waters Law, companies that discharge waste into national water bodies must comply with certain requirements, including maximum permissible contaminant levels.  Periodic reports on water quality must be provided by dischargers to applicable authorities.  Liability may result from the contamination of underground waters or recipient water bodies.  We believe that we are in substantial compliance with all water and waste water legislation applicable to us.

Antitrust Matters

We are also subject to the Mexican Antitrust Law (Ley Federal de Competencia Económica), which regulates monopolies and monopolistic practices in Mexico and requires Mexican government approval of certain mergers, acquisitions and joint ventures.  We believe that we are currently in compliance with the Mexican Antitrust Law.  However, due to our growth strategy of acquiring new businesses and assets and because we are a large manufacturer with a significant share of the markets in Mexico with respect to certain of our products, we may be subject to greater regulatory scrutiny in the future.

Measurements Law

Mexico’s Ministry of Economy (Secretaría de Economía), through the General Rules Department (Dirección General de Normas or “DGN”), promulgates regulations regarding many products that we manufacture.  Specifically, pursuant to the Measurements Law (Ley Federal sobre Metrología y Normalización), the DGN issues specifications on the quality and safety standards for our product lines.  We believe that all of our products are in material compliance with all applicable DGN regulations.

Trade Regulation Matters

We have experienced significant competition from imports into Mexico in the past as a result of excess worldwide steel production capacity, particularly in periods of economic slowdown, and as a consequence of the Peso’s appreciation, making imports cheaper and more competitive in Peso terms.  In 2003, imports declined as international market conditions improved and the Peso weakened.  Recently, the Mexican government, at the request of CANACERO, has taken several measures to prevent unfair trade practices such as dumping the steel import market.  The overall climate for imports in Mexico is influenced by the free trade agreements that Mexico has entered into with other countries, as well as the level of tariffs and anti-dumping duties (some of which are described below).

We have benefited from the free trade agreements that Mexico has entered into.  Specifically, we have directly benefited from our ability to export finished steel products directly to export markets and compete with similar products manufactured in those markets.  We have also indirectly benefited from increased demand from our domestic customers who similarly manufacture their products to foreign markets under free trade agreements.

North American Free Trade Agreement.  NAFTA became effective on January 1, 1994.  NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines.  The 1% duty on most steel imports into Mexico from the United States and Canada that remained in 2003 was eliminated in 2004.  There is currently no duty.

Mexican-European Community Free Trade Agreement.  The Mexican-European Free Trade Agreement, or “MEFTA”, became effective on July 1, 2000.  MEFTA provides for the progressive elimination of Mexican duties for steel producers that are members of the European Union over a period of 6.5 years for finished steel products, including those that compete with our products.  In July of 2000, European imports of steel products paid an initial duty of 8% when importing into Mexico, which is scheduled to be reduced progressively until reaching zero in 2007.  This agreement also provides an opportunity to increase our exports to the European countries that are parties to MEFTA since their duties on Mexican steel products were reduced to 1.7% in July 2002 and eliminated in 2003.  Since 2004, following the commitment of the G-7, the duties were established at a zero percent rate, giving us an opportunity to increase our sales to the United States.

Mexico-Japan Economic Association (the “Association”).  The governments of Mexico and Japan started negotiations to sign the Association in June 2001. The negotiations ended up until March 2004 where after fourteen rounds of negotiations the Association was signed.  After the approval from the legislative authorities of both countries, the Association was effective as of April 1, 2005.

On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has been benefit from this rate since such date.  However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the Japanese steel that Mexico imports will be maintained without changes (13% and 18%) during the first five years as of the effective date (iii) the steel products coming from Japan will start paying less taxes gradually as from January 1, 2010 until reaching a zero percent rate in 2015, (iv) the products to be imported from the Sectors Programs, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

Other Trade Agreements.  In the last several years, Mexico has signed other free trade agreements with Israel (2000), Iceland, Norway, Liechtenstein and Switzerland (2001), and with the following Latin American countries: Chile (1992 and amended in 1999); Venezuela and Colombia (1995); Costa Rica (1995); Bolivia (1995); Nicaragua (1998); Honduras, El Salvador and Guatemala (2001); and Uruguay (2003).  We do not anticipate any significant increase in competition in the Mexican steel market as a result of these trade agreements due to their minimal steel production or, in the case of Venezuela and Chile, minimal share of the Mexican market.

Dumping and Countervailing Duties.  We are or have been a party to, or have been affected by, numerous steel dumping and countervailing duty claims.  Many of these claims have been brought by Mexican steel producers against international steel companies, while others have been brought against

Mexican steel companies.  In certain instances, such cases have resulted in duties being imposed on certain imported steel products and, in a few instances, duties have been imposed on Mexican steel exports.  In the aggregate, these duties have not had a material impact on our results of operations.

U.S. and Mexican Safeguard Tariffs on Steel Imports.  In September 2001, Mexico’s Ministry of Economy announced a one-year increase in tariffs to 25% on 39 steel products imported into Mexico from countries with which Mexico does not have a free trade agreement.  On March 15, 2002, Mexico’s Ministry of Economy announced an immediate increase of such tariffs to 35%.  In September 2002, the average tariffs returned to 25% and remained at that level for 12 months.  From September 2003 to March 2003, tariffs were set at 18%, and in April 2004, they returned to their previous levels (18% for coated steel and 13% for the rest of the products).

From January to October 2002, imports of steel plaques coming from Romania, Russia and Ukraine increased.  The Mexican authorities found sufficient elements to start an investigation in 2003, and in 2004, the government announced a preliminary resolution imposing anti-dumping duties of 120.4% to the exports of steel plaques coming from Romania, 36.8% coming from Russia and 60.9% coming from Ukraine. On March 17, 2006 a final resolution was announced imposing final anti-dumping duties of 67.6% to the exports of steel plaques coming from Romania, 36.8% coming from Russia and 60.1% from Ukraine.

Item 5.	Operating and Financial Review and Prospects

The following discussion is derived from our audited financial statements, which are presented elsewhere in this annual report.  This discussion does not include all of the information included in our financial statements.  You should read our financial statements to gain a better understanding of our business and our historical results of operations.

We have prepared our financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP.  See Note 19 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 for a summary of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP.  Our consolidated financial statements and all other financial information contained herein with respect to the years ended December 31, 2004, 2005 and 2006 are presented in constant pesos with purchasing power as of December 31, 2006, unless otherwise noted.

Our financial statements and the corresponding discussion below includes the consolidation of Republic from July 22, 2005 and the consolidation of the Atlax Acquisition from August 1, 2004.  Period to period comparison of our results of operations and financial condition may be difficult as a result of the inclusion of the Republic financial information only from July 22, 2005 and of the Atlax Acquisition financial information only from August 1, 2004.

Overview

We are producers of SBQ and structural steel products.  Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and elsewhere.  As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products.  The North American and global steel markets influence finished steel product prices.  Nevertheless, the majority of our products are SBQ products for which competition is limited, therefore generating somewhat higher margins as compared with our more commoditized steel products.  We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand and marginal profitability of doing so.

We focus on controlling our direct cost of sales as well as our indirect manufacturing, selling, general and administrative expenses.  Our direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap and iron ore.  Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs.  There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers.  Therefore, our ability to decrease our direct cost of sales as a percentage of net sales is largely dependent on increasing our productivity.  Our ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of our profitability.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2004 - 2006

	Year ended December 31,
	2004	2005	2006
Shipments (thousands of tons)	773	1,708	2,676
Guadalajara and Mexicali	617	617	631
Apizaco and Cholula	156	416	425
Republic facilities	-	675	1,620

Net Sales (Ps. millions)	6,110	13,405	22,689
Guadalajara and Mexicali	4,827	4,090	4,719
Apizaco and Cholula	1,283	2,843	3,019
Republic facilities	-	6,472	14,951

Direct Cost of Sales (Ps. millions)	3,551	10,721	18,460
Guadalajara and Mexicali	2,654	2,524	2,651
Apizaco and Cholula	897	2,096	2,154
Republic facilities	-	6,101	13,655

Average Price per Ton (Ps.)	7,904	7,848	8,479
Guadalajara and Mexicali	7,823	6,629	7,479
Apizaco and Cholula	8,224	6,834	7,104
Republic facilities	-	9,588	9,229

Average Cost per Ton (Ps.)	4,594	6,277	6,898
Guadalajara and Mexicali	4,301	4,091	4,201
Apizaco and Cholula	5,750	5,038	5,068
Republic facilities	-	9,039	8,742
Our results are affected by general global trends in the steel industry and by the economic conditions in the countries in which we operate and in other steel producing countries.  Our results are also affected by the specific performance of the automotive, non-residential construction, industrial equipment, tooling equipment and other related industries.  Our profitability is also impacted by events that affect the price and availability of raw materials and energy inputs needed for our operations.  The variables and trends mentioned below could also affect our results and profitability.

Our primary source of revenue is the sale of SBQ steel and structural steel products.

In August 2004, we completed the Atlax Acquisition.  In July 2005, we and our controlling shareholder, Industrias CH, completed the acquisition of Republic.  These acquisitions allowed us to become the leading producer of SBQ steel in North America and the leading producer of structural and light structural steel in Mexico.  We expect the sale of SBQ steel, structural steel and other steel products to continue to be our primary source of revenue.  The markets for our products are highly competitive and highly dependent on developments in global markets for those products.  The main competitive factors are price, product quality and customer relationships and service.

Our results are affected by economic activity, steel consumption and end-market demand for steel products.

Our results of operations depend largely on macroeconomic conditions in North America.  Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican, U.S. and Canadian markets.

We sell our steel products to the construction, automotive, manufacturing and other related industries.  These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance.  In 2006 and 2005, Mexico’s GDP increased 4.8% and 2.8%, respectively.  In 2006 and 2005, the U.S. GDP increased 3.3% and 3.2%, respectively.  Recession or a deterioration in economic conditions in the countries in which we operate could adversely affect our results

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends.  As a result of general excess capacity in the industry, the world steel industry was previously subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and all of 2001.  International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an economic recovery in the United States, combined with increased rationalization of production capacity in the United States and elsewhere.

However, this new period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices.  Average steel prices in 2006 were above those of 2005 due to strong end-market demand fundamentals for a number of  key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers and were higher than steel prices for the 2004 to 2002 period.

In recent years, there has been a trend toward consolidation of the steel industry.  For example, in 2006, Arcelor completed the acquisition of Dofasco in Canada, and Mittal Steel announced the acquisition of Arcelor, forming the largest steel company in the world.  Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group.  In addition, a number of other steel acquisition transactions have been announced, including the acquisition of Oregon Steel by Evraz and the acquisition of Corus by Tata Steel.  Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States by Mittal Steel, U.S. Steel and others.  Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets.  In 2006, imports to Mexico increased as international market conditions improved.  During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market.  These measures include initiating anti-dumping and countervailing duty proceedings temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements.  As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices.

Steel imports to the United States accounted for an estimated 29% of the domestic steel market in 2006 and an estimated 25% in 2005.  Foreign producers typically have lower labor costs, and are in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions.  Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States.  To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap, iron ore, coal and ferroalloys for use in the production of our steel products.  The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles.  Since 2004, the general recovery of the North American economy, the significant increase in the demand for steel in China and shortage of shipping capacity has resulted in a tight market and higher prices for these raw materials.

In addition to raw materials, natural gas and electricity are both relevant components of our cost structure.  We purchase natural gas and electricity at prevailing market prices in Mexico and the United States.  These prices are impacted by general demand and supply for energy in the United States and Mexico and have increased significantly in 2006 and 2005 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical conflicts.

Comparison of Years Ended December 31, 2006, 2005 and 2004

Net Sales

Our net sales in 2006 increased 69% to Ps. 22,689 million (including sales in Mexico of Ps. 7,738 million and net sales in our Republic facilities in the United States and Canada, that we acquired in July of 2005, or our “Republic facilities”, of Ps. 14,951 million), compared to Ps. 13,405 million (including the net sales of Ps. 2,843 million generated by the plants that we acquired in August 2004 in Apizaco and

Cholula and of Ps. 6,472 million generated by the Republic facilities).  Our net sales in 2005 increased 119% compared to Ps. 6,110 million in 2004 (including the net sales of Ps. 1,283 million generated since August 1, 2004 by the plants in Apizaco and Cholula).  We attribute the increase in net sales in 2006 to sales from the Republic facilities and the increase in 2005 to the inclusion for the full year 2005 of net sales of Ps. 2,843 million from the plants in Apizaco and Cholula as well as Ps. 6,472 million from Republic.  Sales in tons of basic steel products increased 56% to 2,676,059 metric tons in 2006 (including 1,620,076 metric tons generated by the Republic facilities) compared to 1,708,140 tons (including 413,925 metric tons generated by the plants in Apizaco and Cholula and 674,957 metric tons generated by the Republic facilities) in 2005.  Sales in tons of basic steel products increased 121% in 2005 from 773,297 tons in 2004.

Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 115% to 1,731,879 metric tons in 2006 (including 1,620,076 metric tons generated by the Republic facilities) compared to  809,083 metric tons in 2005 (including 19,261 tons from our plants in Apizaco and Cholula and 674,957 metric tons from the Republic facilities).  Sales in 2005 increased 733% from 97,126 metric tons 2004 (including 12,394 metric tons from the plants in Apizaco and Cholula).  We attribute this increase to sales from our Republic facilities.

The average price of steel products (excluding the sales of Republic) increased 10% in real terms in 2006 compared to 2005 and decreased 14% in real terms in 2005 compared to 2004.  We attribute the 2006 increase to higher prices prevailing in the Mexican steel markets.  We attribute the 2005 decrease to the global decrease of finished steel product prices reflecting higher inventory levels worldwide, and we attribute the 2004 increase to the significant global rise in overall demand and of finished steel product prices.

Direct Cost of Sales

Our direct cost of sales in 2006 increased 72% to Ps. 18,460 million (including Ps. 13,655 million relating to our newly acquired Republic facilities) compared to Ps. 10,721 million in 2005.  Direct cost of sales as a percentage of our net sales was 81% (62% excluding the cost of sales of Republic) in 2006 compared to 80% in 2005.  We attribute the higher cost of sales in 2006 primarily to the cost of sales of the products that we produce in our Republic facilities.  The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel.  Hourly wages at our Mexican operations are approximately $4 per hour on average compared to average hourly wages in our U.S. operations of an average of more than $30 per hour.  Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys.  Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.  The average cost of raw materials that we used to produce steel products (excluding the production of Republic) increased 3% in real terms in 2006 compared to 2005, primarily as a result of increases in the price of scrap and certain other raw materials.  Our direct cost of sales increased 202% in 2005 to Ps. 10,721 million (including Ps. 2,096 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 6,101 million relating to the newly acquired Republic facilities) compared to Ps. 3,551 million in 2004 (including Ps. 897 million relating to the Apizaco and Cholula plants).  Our direct cost of sales as a percentage of net sales increased to 80% in 2005 from 58% in 2004.

We attribute our higher direct cost of sales in 2005 compared to 2004 to the cost of sales relating to the Republic facilities, which represented 94.3% as a percentage of net sales.  The higher cost of sales was mainly the result of higher labor costs prevailing in our U.S. operations and the higher cost of raw material involved in the production of SBQ steel, which is the only steel product that we produce in the

United States.  The average cost of raw materials that we used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 compared to 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

In 2004 we experienced a 45% increase in the price of scrap and other raw materials.  However, due to strong customer demand reflecting low inventory levels, we were able to increase our prices by 63%.  During this uptrend in the steel cycle in 2004, we were able to pass on to our customers substantially all raw material increases through surcharges.  As inventory levels started to rise in early 2005 in the international and Mexican markets, we reduced our prices by 14% (excluding the production of Republic) from 2004 levels, while our direct costs of sales per ton increased 1%.

Marginal Profit

Our marginal profit in 2006 increased 58% to Ps. 4,229 million (including Ps. 1,297 million relating to our newly acquired Republic facilities) compared to Ps. 2,684 million (including Ps. 746 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 371 million relating to the newly acquired Republic facilities) in 2005, and in 2005 increased 5% compared to Ps. 2,559 million in 2004 (including Ps. 386 million relating to the plants in Apizaco and Cholula).  As a percentage of net sales, our marginal profit was 19% (38% excluding the marginal profit of Republic) in 2006 compared to 20% in 2005.  This decrease is the result of the higher cost of sales prevailing at our Republic facilities.  As a percentage of net sales, our marginal profit was 20% in 2005 (33% without Republic) compared to 42% in 2004.  We attribute the increase in 2006 to the increase in sales from the Republic facilities and to higher prices prevailing in the Mexican steel markets.  In early April 2006, one of our competitors, Siderurgica Lazaro Cardenas Las Truchas, S.A. (“SICARTSA”), the principal producer of rebar in Mexico, stopped production because its employees went on strike until mid-August 2006.  The strike generated a shortage in the supply of rebar and light section structurals, which generated a price increase in those products compared to international prices because of an imbalance in the supply and demand in the Mexican market.  We attribute the decrease in marginal profit as a percentage of net sales in 2005 to higher labor costs prevailing in our U.S. operations and higher cost of raw material involved in the production of SBQ steel.  Because of low steel inventories in 2004, we were able to pass on to customers, through surcharges, more than the cost increases in scrap and certain other raw materials.  As international steel inventory levels increased in 2005, prices and surcharges decreased, with our marginal profit as a percentage of net sales falling to 33%.

Indirect Manufacturing, Selling, General and Administrative Expenses

Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in 2006 increased 25% to Ps. 1,304 million (including Ps. 564 million relating to the Republic facilities) from 1,053 million in 2005.  Indirect manufacturing, selling, general and administrative expenses, which include depreciation and amortization, increased 72% in 2005 (25% without Republic) to Ps. 1,052 million in 2005 (including Ps. 257 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 280 million relating to the newly acquired Republic facilities) compared to Ps. 613 million in 2004 (including Ps. 78 million relating to the plants in Apizaco and Cholula).

We attribute the increase in these expenses in 2006 and 2005 primarily to the additional operating expenses from our Republic facilities.

We recorded an increase of Ps. 97 million, or 29%, in depreciation and amortization expense, which in 2006 was Ps. 434 million (including Ps. 173 million relating to the Republic facilities) compared to Ps. 337 million in 2005.  Depreciation and amortization increased by 47% to Ps. 337 million in 2005

(including Ps. 62 million relating to the plants in Apizaco and Cholula and Ps. 71 million relating to the Republic facilities) and increased by 11% to Ps. 230 million in 2004 (including Ps. 26 million relating to the plants in Apizaco and Cholula) from Ps. 206 million in 2003.  We attribute the increases in 2006 and 2005 to the inclusion for the full year 2005 of the depreciation that the Apizaco and Cholula plants generated and the depreciation relating to the Republic facilities.

Operating Income

Our operating income in 2006 increased 79% to Ps. 2,925 million (including Ps. 733 million relating to the newly acquired plants of Republic) compared to Ps. 1,631 million in 2005.  Our operating income decreased by 16% to Ps. 1,631 million in 2005 from Ps. 1,946 million in 2004.  Operating income represented 13%, 12% and 32% of our net sales in 2006, 2005 and 2004, respectively.  We attribute the increase in 2006 to the consolidation of Republic’s operating income with the operating income in our Mexican Facilities, and in 2005 to the global decrease of finished steel product prices.

Financial Income (Expense)

We recorded financial expense of Ps. 61 million in 2006 compared to financial expense of Ps. 150 million in 2005 which increased 282% from Ps. 39 million in 2004.  Financial income or expense reflects the sum of three components:  exchange gain or loss, net interest income or expense and gain or loss from monetary position.  We recorded an exchange loss of approximately Ps. 36 million in 2006 compared to an exchange loss of approximately Ps. 78 million in 2005 compared to an exchange gain of Ps. 4 million in 2004.  These exchange results reflect the 1% decrease in the value of the peso versus the dollar in 2006 and the 4.3% increase in the value of the peso versus the dollar in 2005 compared to a decrease of 0.3% in the value of the peso versus the dollar in 2004.  The exchange gain in 2004 also reflected lower debt levels than in the prior year.  During 2004, we made various prepayments on our bank debt and we also converted certain loans from our parent to equity.

Our net interest income was Ps. 45 million in 2006 compared to Ps. 16 million of net interest expense in 2005.  Net interest expense was Ps. 16 million in 2005 compared to Ps. 6 million of net interest income in 2004.  The increase in 2006 reflected lower debt levels than in the prior year.  The increase in 2005 reflected a higher amount of debt outstanding during 2005 compared to 2004 resulting from the acquisition of Republic.

We recorded a loss from monetary position of Ps. 70 million in 2006 compared to a loss from monetary position of Ps. 56 million in 2005, reflecting the domestic inflation rate of 4.05 % for the year ended December 31, 2006 as compared to 3.33 % for the year ended December 31, 2005.  We recorded a loss from monetary position of Ps. 56 million in 2005 compared to a loss from monetary position of Ps. 49 million in 2004.  We attribute the decrease in financial expense to exchange gains due to a decrease in the value of the peso relative to the dollar and to higher interest net income due in part to our low levels of debt.  These increases reflected the domestic inflation rate of 3.3% in 2005 as compared to 5.2% in 2004 as well as higher debt levels during 2005 compared to 2004.

Other Income (Expense), Net

We recorded other income, net, of Ps. 37 million in 2006.  This amount reflected:

•	income of Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax;

•	gain of Ps. 16 million in the sale of Acosa; and

•	other expense, net, related to other financial operations of Ps. 6 million.

We recorded other expense, net, of Ps. 12 million in 2005.  This amount reflected:

•	expense for the cancellation of the technical assistance of Ps. 39 million;

•	income from the recovery of a commission from Banco Nacional de Comercio Exterior for Ps. 8 million; and

•	other income, net, related to other financial operations of Ps. 19 million.

We recorded other expense, net, of Ps. 39 million in 2004.  This amount reflected:

•	income from the reversal of an account recorded as a doubtful account of Ps. 15 million;

•	a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities;

•	a reserve of Ps. 14 million relating to the realizable value of idle machinery and equipment;

•	a reserve for doubtful accounts of Ps. 10 million; and

•	other expense related to other financial operations of Ps. 24 million.

Income Tax and Employee Profit Sharing

For the years ended December 31, 2006, 2005 and 2004 we recorded an income tax provision of Ps. 587 million, Ps. 128 million and Ps. 355 million, respectively.  These amounts included a provision for deferred income taxes of Ps. (18) million in 2006, Ps. 46 million in 2005 and Ps. 331 million in 2004.

Our effective income tax rates for the fiscal years ended December 31, 2006, 2005 and 2004 were 20%, 8.7% and 19% respectively.  The effective income tax rate in 2006 was less than the statutory rate of 29%, mainly because we amortized all of our remaining deferred credit which is non-taxable income.  The effective income tax rate during 2005 had a significant improvement that was the result of a corporate restructure.  These changes resulted in favorable tax differences that had a one time impact on the effective income tax rate for the year ended December 31, 2005.

These changes resulted in favorable tax differences that had a one time impact in our effective income tax rate for 2006, and 2005.

A new income tax law was enacted in Mexico on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years.  As a result of these changes, for the year ended December 31, 2004, we recognized a decrease in the net deferred tax liability of Ps. 298 million which was credited to results of operations.

Net Consolidated Income

We recorded net income of Ps. 2,314 million, Ps. 1,341 million and Ps. 1,513 million in 2006, 2005 and 2004, respectively.  We attribute the increase in 2006 to additional income for the Republic facilities, higher prices in the Mexican Steel Market and higher financial income, and we attribute the decrease in 2005 to the global decrease of finished steel product prices.

Liquidity and Capital Resources

As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of our former parent, Sidek, and our high levels of short-term indebtedness, we became unable to generate or borrow funds to refinance our debt or to support our operations and capital improvements.  As of December 15, 1997, and immediately prior to the consummation of the restructuring discussed below, we had total outstanding indebtedness of approximately $322 million.  Over half of our debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

In December 1997, we consummated a corporate reorganization and restructuring of our liabilities.  As part of this restructuring, our wholly-owned subsidiary, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), incurred new bank debt and issued new debt securities and paid limited amounts of accrued interest on certain outstanding debt in exchange for and in an aggregate amount approximately equal to our aggregate outstanding consolidated debt at the date of consummation of the restructuring.  In exchange, CSG received equity in all of our subsidiaries, and we eliminated the intercompany debt that CSG owed to us.

The restructuring did not result in a reduction in the overall amount of our consolidated outstanding debt, and, accordingly, following the restructuring, through CSG, we continued be highly leveraged.  In 2001, subsequent to Industrias CH’s acquisition of a controlling interest in us, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the restructuring, which it financed principally with borrowings from Industrias CH.  In 2001, we converted approximately $90 million of bank debt to equity, which equity Industrias CH acquired.  From 2001 through 2004, CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which it financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which it later converted to equity.  In March 2004, we prepaid $1.7 million of the remainder of our outstanding bank debt.

At December 31, 2006, our total consolidated debt consisted of U.S.$302,000 of 8-7/8% medium-term notes due 1998 (accrued interest at December 31, 2006 was U.S.$336,525). We conducted exchange offers for the MTNs in October 1997 and August of 1998.  This amount reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers.

On September 6, 2006 Republic entered into a subordinated demand promissory note with Industrias CH. Interest accrues at a rate of 5.23% per annum.  As of December 31, 2006, Republic had $21.4 million outstanding under this intercompany promissory note.

At December 31, 2005, our total consolidated debt consisted of U.S.$38 million (Ps. 427 million), of which U.S.$33.4 million was debt held by GE Capital, U.S.$4.3 million was held by the Ohio Department of Development Loan, and U.S.$302,000 was 8-7/8% medium-term notes due 1998 (accrued interest at December 31, 2005 was U.S.$309,311).  The U.S.$302,000 reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers.  At December 31, 2004, our total consolidated debt  was U.S.$13.9 million (Ps. 168 million).

On August 9, 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Grupo Sidenor located in Apizaco and Cholula.  Our total net investment in this transaction was approximately U.S.$122 million ((Ps. 1,533 million) which amount excludes value added tax of $16 million (Ps. 203 million)) which we paid in 2004 and recouped from the Mexican government in 2005), funded with our internally generated resources and capital contributions from Industrias CH of U.S.$19 million (Ps. 238 million) for capital stock to be issued in the second quarter of 2005.  Approximately $107.5 million (Ps. 1,303 million) of our investment related to the acquisition of property, plant and equipment, approximately $7 million (Ps. 89 million) related to a technical assistance contract with the seller and the balance relates to inventories acquired.

On July 22, 2005, we and our parent company Industrias CH acquired 100% of the stock of Republic.  We acquired 50.2% of Republic’s stock for U.S.$123 million (Ps. 1,354 million) through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep for U.S.$122 million (Ps. 1,343 million).  We financed our portion of the U.S.$245 million (Ps. 2,697 million) purchase price principally from a loan received through Industrias CH that has since been repaid in full.  At December 31, 2005, the total amount of Republic’s debt was U.S.$37.7 million (Ps. 423 million), which debt has since been repaid in full.

We depend heavily on cash generated from operations as our principal source of liquidity.  Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing.  We have had very limited access to and have not borrowed any material amounts from unaffiliated third parties since consummation of the restructuring.  On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million.  In part due to this offering, as of May 31, 2007 we had on hand cash in the amount of approximately U.S.$475 million.  We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including our currently anticipated capital expenditures.

Republic has a committed secured revolving line of credit from General Electric Capital Corporation (“GE Capital”) under which it can borrow up to U.S.$150 million (the “GE Facility”), which matures on May 20, 2009, extendible for one year at the option of Republic.  This facility is secured by all of Republic’s inventory and accounts receivable and bears interest based on one of the two following formulas, at Republic’s discretion: (1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin, or (2) LIBOR plus the applicable margin.  Margins were adjusted based on the available rate for the quarter on a base established in advance.  Republic currently has no debt outstanding under this facility.

The GE Facility contains covenants including restrictions on engaging in any business other than our current businesses or businesses reasonably related to our current businesses, sales of properties or other assets (including the stock of any of our subsidiaries), and the amount of capital expenditures; for example, on a consolidated basis with our subsidiaries, we are restricted from making unfinanced capital expenditures during any fiscal year that exceed U.S.$110 million in the aggregate.  However, we may increase our unfinanced capital expenditures in any fiscal year by the lesser of (i) U.S.$ 7.5 million and (ii) the amount (if any) equal to U.S.$100 million minus the actual amount of unfinanced capital expenditures in the prior fiscal year.  The GE Facility also restricts our ability to incur additional indebtedness.  For example, during any fiscal quarter, we may not prepay more than U.S.$ 7.5 million in the aggregate of the senior secured promissory notes due 2009.  In addition, after prepayment, we must have on a consolidated basis with our subsidiaries a fixed charge coverage ratio for the fiscal quarter most recently ended of not less than 1.1:1.0.  The GE Facility also requires that on a consolidated basis with our subsidiaries, we maintain a fixed charge coverage ratio of 1.00:1.0 for the 12-month period most recently ended if at any time 85% of the book value of our eligible accounts plus the lesser of (i) 65% of the book value of our eligible inventory at the lower of cost or market, (ii) 85% of the net orderly liquidation percentage of eligible inventory and (iii) U.S.$ 150 million, minus the sum of the revolving loan and swing line loan then outstanding, is less than U.S.$ 30 million.  In the GE Facility, the term “fixed charge coverage ratio” means the ratio of (i) EBITDA less direct proceeds of business interruption insurance solely to the extent attributable to claims arising as a consequence of events occurring prior to May 20, 2004 to (ii) the aggregate of all interest expense paid or accrued during that period, plus payments of principal with respect to indebtedness during that period plus unfinanced capital expenditures during that period plus income taxes paid or payable in cash with respect to that fiscal period (but excluding income taxes, if any on insurance proceeds) plus to the extent not otherwise deducted in the determination of EBITDA, restricted payments made during that period.

Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs.  The following is a summary of cash flows for the three years ended December 31:

Principal Cash Flows

	Years ended December 31,
	2004	2005	2006
	(millions of constant December 31, 2006 Pesos)
Funds provided by operating activities	946	1,926	2,300
Funds provided by (used in) financing	418	(251)	(402)
Funds provided by (used in) investing activities	(1,403)	(2,003)	12

Our net funds resources provided by operations were Ps. 2,300 million in 2006 compared to Ps. 1,926 million in 2005 and reflected the net income of the year.  Our net funds provided by operating activities was Ps. 946 million in 2004 and reflected significant net income offset by increases in inventories and receivables attributable to the acquisition of the Apizaco and Cholula facilities.

Our net funds used by financing activities were Ps. 402 million in 2006 (which amount includes the prepayment of Ps. 423 million (U.S.$37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 126 million) compared to Ps. 251 million in 2005 (which amount includes the prepayment of Ps. 1,087 million of bank debt of Republic and the loan from Industrias CH for Ps. 466 million.)  Our net funds provided by financing activities was Ps. 418 million in 2004.  This amount reflected prepayment of bank debt of U.S.$20 million (Ps. 236 million), the increase in capital stock issued to minority shareholders of Ps. 25 million and a capital contribution from Industrias CH to us in the amount of Ps. 238 ($20 million) for capital stock to be issued in the second quarter of 2005.

We attribute our net funds used in investing activities primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories and proceeds from insurance claim.  Our net funds provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 12 million in 2006 compared to net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) of Ps. 2,003 million in 2005, primarily due to the proceeds from our insurance claim (see note 15 to our consolidated financial statements) and our net funds used to acquire Republic were Ps. 1,354 million.  Our net funds used in investing activities were Ps. 1,403 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities).

In May 2004, certain minority of our shareholders exercised their pre-emptive rights arising as a result of the conversion by Industrias CH of certain indebtedness to purchase capital stock for Ps. 25.5 million at the price per share of Ps. 15.08 (the equivalent of U.S.$1.25 per ADS).  See “Related Party Transactions” below.

We do not have in place any interest rate or currency hedging instruments.  We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 6 to our audited financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our significant long-term contractual obligations as of December 31, 2006:

	Maturity
	Less than 1 year	1 – 3 years	4 – 5 years	In excess of 5 years	Total
	(millions of constant December 31, 2006 Pesos)
Long-term debt obligations (1)	230	-	-	-	230
Long-term debt obligations (MTNs)	3	-	-	-	3
Long-term contractual obligations	-	-	-	-	-
Total	233	0	0	0	233
__________

(1)  Account payable to Industrias CH is denominated in U.S. dollars, is for an indefinite term and bears annual interest at a rate of 5.23%.

As of December 31, 2006, Republic had U.S.$ 0.1 million included in property, plant and equipment for various equipment and computer capital leases.  Republic’s capital leases required future minimum payments of U.S.$0.3 million for 2006 and will be repaid in full in 2007.

Critical Accounting Policies

The discussion in this section is based upon our financial statements, which have been prepared in accordance with Mexican GAAP.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year.  Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements.  Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to the impairment of property, plant and equipment and valuation allowance on accounts receivable.  We evaluate periodically the adjusted values of our property, plant and equipment, to determine whether there is an indication of potential impairment.  Impairment exists when the carrying amount of an asset exceeds future revenues or net cash flow expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues or fair value.  Assets to be disposed of are reported at the lower of the carrying amount or realizable value.  Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets.  The class of our assets which most require complex determinations based upon assumptions and estimates relates to idle machinery.

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

Business Acquisitions

The most significant issues in Bulletin B-7 are as follows:  (i) use of the purchase method as the only alternative for valuing businesses acquired and investments in associated companies, (ii) change in the accounting for goodwill, eliminating amortization and also requiring that negative goodwill not fully amortized at the date of adoption of Bulletin B-7 be carried to the results of operations, as a change in accounting principle and (iii) establishment of specific rules to account for the acquisition of minority interest and for transfers of assets or exchange of shares among entities under common control.

We opted for the early adoption of this Bulletin (see Note 15 to the audited financial statements).

Labor Obligations

The new accounting Bulletin D-3, Labor Obligations, was issued in January 2004.  The revised Bulletin replaces and nullifies the previous Bulletin D-3, issued in January 1993 and revised in 1998.  The observance of Bulletin D-3 is compulsory for fiscal years beginning on or after January 1, 2004, except for termination payments, which were in force as of January 1, 2005.

The revised Bulletin incorporates the matter of remunerations for other post-retirement benefits, thus nullifying the provisions of Circular 50, Interest rates to be used in the valuation of labor obligations and supplementary application of accounting principles related to labor obligations.  Bulletin D-3 also eliminates the subject related to unexpected payments and, instead includes the subject related to termination payments, defining such payments as those granted to workers at the end of their employment before reaching the age of retirement, which include two types: (i) due to corporate restructuring, for which the guidelines of Mexican accounting Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments, must be followed, and (ii) due to reasons other than restructuring, for which we must apply the valuation and disclosure rules required for retirement pensions and seniority premiums payments, thus allowing at the time that this Bulletin is adopted, to immediately recognize the transition asset or liability in results of operations, or its amortization, in conformity with the remaining working life of the workers.

We believe that the adoption of this Bulletin did not have a material effect on our financial position or on our results of operations.

Other Pronouncements

As of May 31, 2004, the Mexican Institute of Public Accountants, or IMCP, formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function to be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed the standards of Mexican GAAP as Normas de Información Financiera, or Financial Reporting Standards and determined that the Financial Reporting Standards would encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new Financial Reporting Standards; and (iv) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS.  To this end, it started by reviewing the Conceptual Framework, or “CF” contained in Mexican GAAP and modifying it to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice.  The CF consists of eight financial reporting standards, which comprise the Financial Reporting Standards-A series. The Financial Reporting Standards-A series, together with Financial Reporting Standards B-1, were issued on October 31, 2005.  Their provisions are effective for years beginning January 1, 2006 and thereafter, and supersede all existing Mexican GAAP series A bulletins.

The new Financial Reporting Standards are as follows:

•	Financial Reporting Standards A-1, Structure of Financial Reporting Standards

•	Financial Reporting Standards A-2, Fundamental Principles

•	Financial Reporting Standards A-3, Users’ Needs and Financial Statement Objectives

•	Financial Reporting Standards A-4, Qualitative Characteristics of Financial Statements

•	Financial Reporting Standards A-5, Basic Elements of Financial Statements

•	Financial Reporting Standards A-6, Recognition and Valuation

•	Financial Reporting Standards A-7, Presentation and Disclosure

•	Financial Reporting Standards A-8, Supplementary Standards to Mexican GAAP

·	Financial Reporting Standards B-3, Statement of Income

·	Financial Reporting Standards B-13, Events Subsequent to the date of the Financial Statements

·	Financial Reporting Standards C-13, Related Parties

·	Financial Reporting Standards D-6, Capitalization of Comprehensive Financing Result

Please refer to note 2(w) to the consolidated Financial Statements for a description of the most significant changes established under these new standards.

We estimate that the application of these new standards will not have a significant impact on our financial information.

Item 6.	Directors, Senior Management and Employees

Directors

Election of Directors

Our board of directors is responsible for managing our business.  Pursuant to our by-laws, the board of directors shall consist of a maximum of 21 but not less than five members elected at an ordinary general meeting of shareholders.  Our board of directors currently consists of seven directors, each of whom is elected at the annual shareholders’ meeting for a term of one year with an additional period of thirty days, if a successor has not been appointed.  The board of directors may appoint provisional directors until the shareholders’ meeting appoints the new directors.  Under the Mexican Securities Market Law and our by-laws, at least 25% of our directors must be independent.  Under the law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the Mexican National Banking and Securities Commission.

At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors.  Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director.

The current members of our board of directors were nominated and elected to such position at the 2007 general meeting of shareholders as proposed by Industrias CH.  We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies.  However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

Under Mexican law, a majority shareholder has no fiduciary duty to minority shareholders but may not act contrary to the interests of the corporation for the majority shareholder’s benefit.  Such a majority shareholder is required to abstain from voting on any matter in which it directly or indirectly has a conflict of interest and can be liable for actual and consequential damages if such matter passes as a result of its vote in favor thereof.  In addition, the directors of a Mexican corporation owe a duty to act in a manner which, in their independent judgment, is in the best interests of the corporation and all its shareholders.

Our board of directors adopted a code of ethics in December 2002.

Authority of the Board of Directors

The board of directors is our legal representative.  The board of directors must approve, among other matters:

•	our general strategy;

•	annual approval of the business plan and the investment budget;

•	capital investments not considered in the approved annual budget for each fiscal year;

•	proposals to increase our capital or that of our subsidiaries;

•
with input from the audit and corporate practices committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors and the chief executive officer annual report to the shareholders’ meeting;

•	calling shareholders’ meetings and acting on their resolutions;

•	any transfer by us of shares in our subsidiaries;

•
creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the board of directors or the shareholders;

•	determining how to vote the shares that we hold in our subsidiaries; and

•	the exercise of our general powers in order to comply with our corporate purpose.

Meetings of the board of directors will be validly convened and held if a majority of our members are present.  Resolutions at the meetings will be valid if approved by a majority of the members of the board of directors, unless our by-laws require a higher number.  The chairman has a tie-breaking vote.  Notwithstanding the board’s authority, our shareholders pursuant to decisions validly taken at a shareholders’ meeting at all times may override the board.

Duty of Care and Duty of Loyalty

The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors.  The duty of care requires our directors to act in good faith and in the best interests of the company.  In carrying out this duty, our directors are required to obtain the necessary information from the executive officers, the external auditors or any other person to act in the best interests of the company.  Our directors are liable for damages and losses caused to us and our subsidiaries as a result of violating their duty of care.

The duty of loyalty requires our directors to preserve the confidentiality of information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest.  In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity.  The duty of loyalty is also violated, among other things, by (i) failing to disclose to the audit and corporate practices committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements.  Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty.  This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us. Such acts include the alteration of financial statements and records.

Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by us, or by shareholders representing 5% or more of our capital stock, and criminal actions only may be brought by the Mexican Ministry of Finance, after consulting with the Mexican National Banking and Securities Commission. As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which could not be subject to reasonable doubt, (iii) selected the most adequate alternative in good faith or if the negative effects of such decision could not have been foreseeable, and (iv) complied with shareholders’ resolutions provided the resolutions do not violate applicable law.

The members of the board are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our by-laws.

In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor.  The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law.  See “Management – Committees”.

The following table sets forth the names and the year of their initial appointment to their position, of the members of our board of directors.

Name	Director Since
Directors:
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Eduardo Vigil González	2001
Raúl Vigil González	2001
José Luis Rico Maciel	2001
Rodolfo García Gómez de Parada	2001
Gerardo Arturo Avendaño Guzmán	2001

Biographical Information

Gerardo Arturo Avendaño Guzmán.  Mr. Avendaño was born in 1955.  He is an independent director for purposes of Mexican law and has been a member of our board of directors and the audit committee since 2001 and is a member of our audit and corporate practices committee.  Mr. Avendaño is an independent lawyer specializing in civil, mercantile and fiscal litigation.

Rodolfo García Gómez de Parada.  Mr. García was born in 1953.  He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law.  He has been the tax adviser of Industrias CH since 1978 and our tax adviser since 2001 and is a member of the board of directors of a group of self-service stores and restaurants since 1990.

Raúl Arturo Pérez Trejo.  Mr. Pérez was born in 1959.  He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is the chairman of our audit and corporate practices committee.  Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

José Luis Rico Maciel.  Mr. Rico was born in 1926.  He has been a member of our board of directors since 2001.  He also serves as our corporate legal and tax director and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

Eduardo Vigil González.  Mr. Vigil was born in 1957. He has been a member of our board of directors since 2001.  Since 1976, Mr. Vigil has been chief executive officer of a welded pipe corporation.  Mr. Vigil is a brother of Rufino Vigil González and Raúl Vigil González.

Raúl Vigil González.  Mr. Vigil was born in 1961.  He has been a member of our board of directors since 2001.  Since 1992 he has been chief executive officer of a steel company.  In addition, he has also been general manager of a steel distribution company.  Mr. Vigil is a brother of Rufino Vigil González and Eduardo Vigil González.

Rufino Vigil González.  Mr. Vigil was born in 1948.  He is currently the chairman of our board of directors and has been a member of the board of directors since 2001.  Since 1973, Mr. Vigil has been chief executive officer of a steel related products corporation.  From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager.  Mr. Vigil is a brother of Eduardo Vigil González and Raúl Vigil González.

Committees

Our by-laws provide for an audit and corporate practices committee to assist the board of directors with the management of our business.

Audit and Corporate Practices Committee

The audit and corporate practices committee is currently composed of three members.  Raúl Arturo Pérez Trejo, the chairman of the audit and corporate practices committee, was elected at our extraordinary and annual ordinary shareholders’ meeting held on April 30, 2007, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed.  Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert”.  Our by-laws provide that the audit and corporate practices committee shall be at least three members, all of which must be independent directors.  The chairman of the audit and corporate practices committee is elected by our shareholders’ meeting, and the board of directors appoints the remaining members.

The audit and corporate practices committee is responsible, among others, for (i) supervising our external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the board of our internal controls and their adequacy, (iv) requesting reports of our board of directors and executive officers whenever it deems appropriate, (v) informing the board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the shareholders, members of the board, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling shareholders’ meetings, (viii) supervising the activities of our chief executive officer, (ix) providing an annual report to the annual shareholders’ meeting, (x) providing opinions to our board of directors, (xi) requesting and obtaining opinions from independent third parties and (xii) assisting the board in the preparation of annual reports and other reporting obligations.

The chairman of the audit and corporate practices committee, shall prepare an annual report to the annual shareholders’ meeting with respect to the findings of the audit and corporate practices committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with shareholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.

Executive Officers

The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

Name	Position	Position Held Since
Luis García Limón	Chief Executive Officer	1982*
José Flores Flores	Chief Financial Officer	2005
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001
_____________________________

*	Represents the date as of which Mr. García Limón first held this office with our predecessor, CSG.

Luis García Limón.  Mr. García was born in 1944.  He is currently our chief executive officer.  From 1982 to 1990 he was general director of CSG, from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG.  In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

José Flores Flores.  Mr. Flores was born in 1950.  He is currently our chief financial officer.  From 2001 to 2004 he was our chief corporate financial planning officer.  From 1990 to 2001 he was our manager of financial analysis and stock market disclosure.  Before that, Mr. Flores was the auditor manager of a food company from 1988 to 1990, the controller manager of Grupo Situr, Holding Company of Hotels, a subsidiary of Grupo Sidek from 1986 to 1988, and our auditor manager from 1983 to 1986.

Juan José Acosta Macías.  Mr. Acosta was born in 1960.  He is currently our chief operating officer.  From 1998 to 2004 he was production manager of CSG, he has been working with us since 1983.  Prior to working with us, Mr. Acosta worked for Mexicana de Cobre as a supervisor in 1982.

Marcos Magaña Rodarte.  Mr. Magaña was born in 1965.  He is currently our marketing and sales director.  Before holding this position, Mr. Magaña was domestic sales manager of CSG from 1997 to 2001, sales manager for the western region of CSG from 1994 to 1996, sales manager of Metálica las Torres, our subsidiary, from 1992 to 1994 and a salesman for CSG, from 1990 to 1992.  Before working with us, Mr. Magaña worked for a bank as executive promoter of sales.

Our chief executive officer and executive officers are required, under the Mexican Securities Market Law, to act for our benefit and not that of a shareholder or group of shareholders. Our chief executive is required, principally, to (i) implement the instructions of our shareholders’ meeting and our board of directors, (ii) submit to the board of directors for approval the principal strategies for the business, (iii) submit to the audit and corporate practices committee proposals for the systems of internal control, (iv) disclose all material information to the public and (v) maintain adequate accounting and registration systems and mechanisms for internal control. Our chief executive officer and our executive officers will also be subject to liability of the type described above in connection with our directors.

The business address of our directors and executive officers is our principal executive headquarters.

Compensation of Directors and Executive Officers

For the years ended December 31, 2006 and 2005, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 21 million and Ps. 18 million, respectively.

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

Employees

At December 31, 2006, we had 4,053 employees (of whom 1,921 were employed at our Mexico facilities, and 1,143 were unionized, and 2,132 were employed at the Republic facilities, of whom 1,719 were unionized) compared to 4,360 employees at December 31, 2005 (of whom 1,905 were employed at our Mexican facilities, and 1,141 were unionized, and 2,455 were employed at the Republic facilities, and 2,007 were unionized), compared to 2,018 employees at December 31, 2004 (781 employed at the Apizaco and Cholula facilities and 1,237 employed at the Guadalajara and Mexicali facilities, and across these facilities a total of 1,194 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions.  Salaries and benefits of our Mexican unionized employees are determined annually through union contracts.  Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current contract.

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Edo. de Jalisco. The contract expires in February 14, 2008.

•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires in January 16, 2008.

•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metalicos, Similares y Conexos de la República Mexicana. The contract expires in January 16, 2007.

•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalurgicos Fundidores, Mecánicos y Conexos Crom del Estado. The contract expires in March 1, 2008.

We have had good relations with the unions in our Mexican facilities. The bargaining agreements are revised every two years, and wages are adjusted every year.

The employees of our Republic facilities are affiliated with United Steelworkers of America.  The existing labor agreement with the employees of our Republic facilities includes an employee profit sharing program, to which our Republic subsidiary must contribute 15% of its quarterly net income before taxes exceeding $12.5 million (Ps. 136 million) for the year ending December 31, 2006 for unionized employees and 3% of its quarterly net income before taxes exceeding $12.5 million (Ps. 136 million) for the year ending December 31, 2006 for the non-unionized employees.

Wages and benefits for non-unionized employees are fixed by a compensation system that incorporates both performance incentives and market wages.  We believe that our relations with employees are satisfactory within all our operating subsidiaries, and we have had no strikes or work stoppage in our history.  We consider employee training a priority and, as a result, have implemented programs in the professional and technical areas of each operating facility.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of June 1, 2007, we had 474,621,611 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007.  Based on information available to us, we believe that our officers and directors own no series B shares.  Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares.  None of our directors or officers holds any options to purchase series B shares or preferred shares.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares.  Rufino Vigil González, the chairman of our board of directors, owns approximately 63% of Industrias CH directly or through its subsidiaries.  Members of the Vigil family currently control indirectly approximately another 10% of our series B shares.

The following table shows the ownership of our series B shares as of June 1, 2007.

Name of Shareholder	Number of shares owned		% of shares owned
Industrias CH	260,184,672		55%
Tuberías Procarsa, S.A. de C.V. (1)	93,977,250		20%
Operadora de Manufacturera de Tubos, S.A. de C.V. (2)	25,707,345		5%
Aceros y Laminados Sigosa, S.A. de C.V(1).	4,136,373		1%
SEYCO Estructuras S.A. de C.V. (2)	5,847,159		1%
Industrial de Herramientas CH, S.A. de C.V. (2) .	2,117,073		1%
Compañia Mexicana de Tubos, S.A. de C.V. (2).	3,629,274		1%
Public Investors.	79,022,465		16%

Total	474,621,611	(3)	100%
______________
(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

(3)	Includes 53,406,905 shares sold in a public offering on February 8, 2007.

Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH.  These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis.  See note 4 to our financial statements.  On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep.  We acquired 50.2% (U.S.$123 million Ps. 1,354 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% (U.S.$122 million Ps. 1,343) through SimRep.  We financed our portion of the U.S.$245 million (Ps. 2,697 million) purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates.  In 2004, these sales totaled Ps. 129 million; in 2005 they totaled Ps. 25 million, and in 2006 they totaled Ps. 38 million.  In addition, in 2004, 2005 and 2006 we purchased Ps. 11 million, Ps. 2 million and Ps. 7 million, respectively, of steel products from Industrias CH and its affiliates.  We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries.  The term of the agreement is indefinite.  The payments are paid to Industrias CH on a monthly basis.  In 2004 we paid Ps. 9 million to Industrias CH for its services, in 2005 we paid Ps. 8 million, and in 2006 we paid Ps. 10 million.

In 1992, we sold Ferrometal de Baja California, S.A. de C.V. (“Ferrometal”), which operates steel distribution centers in northwestern Mexico, to two individuals, Sergio Luis González Melo (our former director) and an executive officer of Ferrometal.  The purchase price of U.S.$2.9 million was determined based upon arms-length negotiations.  The amounts payable from such individuals were initially denominated in dollars bearing interest at 15% per annum.  In 1995, we entered into an agreement with the purchasers pursuant to which the interest accrued as of December 31, 1994 was capitalized, the debt was converted into pesos with no interest accruing from January 1995, and the entire principal amount was to be paid no later than December 31, 1996.  The executive officer of Ferrometal timely paid his obligations.  We obtained favorable judgments against him in February 2002, June 2002 and February 2003.  This proceeding is not completed, however, and we are not yet entitled to execute on the judgment.  We have established a reserve equal to 100% of the amount owed by Mr. González.  In January 2004 we and  Mr. González’ successors entered into an agreement to pay $1.3 million Ps. 15.6 million to us.  In 2004, the successors of Mr. González paid us a total of $1.3 million (Ps. 15.6 million).

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

See Item 18 - “Financial Statements” and “Index to Financial Statements”.

Dividends

Since the consummation of the initial public offering of series B common stock in 1993, we have not declared any dividends.

Significant Changes

On February 8, 2007, we sold 53,406,905 series B shares in a public offering, with total cash proceeds in the amount of approximately U.S. $214 million.

Legal Proceedings

Mexico

With the exception of the tax litigation noted below, there are currently no material legal or administrative proceedings pending in Mexico against us or any of our subsidiaries which we expect to have a material adverse effect on our financial condition or results of operations, or we expect to result in material capital expenditures or materially adversely affect our competitive position.

Tax Litigation.  On July 2, 2003, CSG filed a suit with the Mexican Federal Tax and Administrative Court of Justice in response to an official communication of the Central International Fiscal Auditing Office of the Tax Administration Service that stated that CSG owed unpaid taxes in the amount of Ps. 93,045 and that alleged that CSG failed to withhold income from third parties on interest payments abroad in 1998, 1999, 2000 and for the period from January 1, 2001 through June 30, 2001.  CSG is currently waiting for the authorities to respond to its suit.  See Note 17(g) to the audited financial statements for the year ended December 31, 2006.

United States

Our operations in the United States and Canada have been the subject of various environmental claims, including those described below.  The resolution of any claims against us may result in significant liabilities.

Department of Toxic Substances Control.  In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party.  In this same month, the Department of Toxic Substances Control issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment.  Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location.  In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court.  On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay $235,000 (payable in four payments of $58,750 over the course of one year) for fines of $131,250, the department's costs of $45,000 and an environmental project of $58,750.  At December 31, 2006, Pacific Steel has made all of the payments.

In August 2004, Pacific Steel and the Department of Toxic Substances Control entered into a corrective action consent agreement. In September 2005, the Department of Toxic Substances Control approved the Corrective Measures Plan presented by Pacific Steel.  The remediation work activities began in November 2006, once the permits from local authorities became available.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

We estimated, based on experience in prior years and using the same processes, a liability of between $0.8 million and $1.7 million. Due to the above, at December 31, 2002 and 2003, we created a reserve for this contingency of approximately $0.8 million and $1.7 million, respectively. At December 31, 2006, such reserve is Ps. 11.6 million ($1.1 million).

The Community Development Commission.  The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for $6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in April 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow us to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal by independent experts.  Such appraisal caused a decrease in the value of part of the land of Ps. 23,324 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

Environmental Liabilities.  At December 31, 2006, we had a reserve of $3.6 million (Ps. 39 million) to cover probable environmental liabilities and compliance activities. The current and non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses” and “Other Long-Term Liabilities, respectively, in the attached consolidated balance sheets.  We have no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

As is the case for most steel producers in the United States and Canada, we may incur material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in our U.S. facilities.

Item 9.	Offer and Listing Details

Our series B common stock is listed on the Mexican Stock Exchange, and the ADSs are listed on the American Stock Exchange.  On February 20, 2003, we effected a 1 for 20 reverse stock split.  On May 30, 2006, we effected a 3 for 1 stock split.  To maintain trading prices in the U.S., the ADS to share ratio was simultaneously adjusted from one ADS representing one share to one ADS representing three shares.  The ADSs are evidenced by American depositary receipts, or “ADRs”, issued by the Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders from time to time of ADRs.

Share Price Information

The following table sets forth for the periods indicated the high and low sales prices expressed in historical pesos of our series B common stock on the Mexican Stock Exchange, and the high and low sales price expressed in dollars of the ADSs on the American Stock Exchange.

	Mexican Stock Exchange		American Stock Exchange
	High	Low	High	Low
2002	0.89	0.50	1.75	0.80
2003	37.50	10.20	5.34	0.85
2004	95.99	22.40	8.75	2.10
2005	95.00	40.75	8.70	3.63
2006	80.00	22.00	21.64	3.96

2005
First Quarter	95.00	49.99	8.70	4.24
Second Quarter	54.00	40.75	4.80	3.63
Third Quarter	56.60	42.30	5.45	3.91
Fourth Quarter	49.00	42.50	4.80	3.77

2006
First Quarter	80.00	43.28	7.48	3.96
Second Quarter	33.47	22.00	9.49	5.55
Third Quarter	57.50	25.00	15.90	6.60
Fourth Quarter	79.40	50.00	21.64	13.50

2007
First Quarter	55.91	40.38	15.46	10.00

2006
December	77.50	50.00	21.00	13.57

2007
January	55.91	45.95	15.46	12.42
February	53.50	41.90	14.90	10.00
March	45.70	40.38	12.40	10.67
April	48.20	44.00	13.25	11.90
May	52.00	46.45	14.40	12.52

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation (sociedad anonima de capital variable).  Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits.  The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

•	non-disclosure of material events; or

•	changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in offer and demand, volume traded, or prevailing share price.  Under current regulations, the Mexican Stock Exchange may consider the measures adopted by the other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside of Mexico.

Settlement on the Mexican Stock Exchange is effected two business days after a share transaction.  Deferred settlement is not permitted without the approval of the Mexican National Banking and Securities Commission, even where mutually agreed.  Most securities traded on the Mexican Stock Exchange are on deposit with the INDEVAL, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law (Ley del Mercado de Valores) provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

Item 10.	Additional Information

Share Capital

Set forth below is a description of our capital stock and a brief summary of material provisions of our by-laws and Mexican law (including the new Mexican Securities Market Law).  This description gives effect to the amendment and restatement of our by-laws, which we adopted on October 24, 2006.

General

We were incorporated under the name Grupo Simec, S.A. de C.V. on August 22, 1990, as a variable capital corporation (sociedad anónima de capital variable) under the laws of Mexico.

On October 24, 2006, we amended and restated our by-laws to incorporate the provisions required by the Mexican Securities Market Law.  As a result, we became a public variable capital corporation, a new corporate form for corporations with stock registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission and listed on the Mexican Stock Exchange.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock at December 31, 2006, the date of our last meeting of shareholders.  On February 8, 2007, we sold an additional 53,406,905 series B shares in a public offering.

Capital Stock	Authorized	Issued and outstanding
Series B shares	481,214,706	421,214,706
Total	481,214,706	421,214,706

All ordinary shares confer equal rights and obligations to holders within each series.  Our capital stock is divided into ordinary series B and limited series L shares.  Prior to June 2002, our capital stock also included series A shares.  On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.  On February 20, 2003, we effected a 1 for 20 reverse stock split.  On May 30, 2006, we effected a 3 for 1 stock split.

Shares other than ordinary shares, having limited, restricted or no voting rights, may never represent more than 25% of our outstanding capital stock.  Series B shares represent 100% of our capital stock.  We have issued no series L shares.  At December 31, 2006, our total share capital was Ps. 3,631 million, represented by a fixed portion of Ps. 1,350 million, and a variable portion of Ps. 2,281 million.

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment to our by-laws.  The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting and without amending our by-laws.  Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations and in our share registry.  New shares cannot be issued unless the then-issued and outstanding shares have been paid in full.

Voting Rights and Shareholders’ Meetings

Each series B share entitles its holder to one vote at any meeting of our shareholders.  Each series L share would entitle its holder to one vote at any meeting at which holders of series L shares are entitled to vote.  Holders of series L shares would be entitled to vote only on the following matters:

•	our transformation from one type of company to another;

•	to elect one member of our board of directors pursuant to the provisions of our by-laws and the Securities Market Law;

•	any merger or corporate spin-off in which we are not the surviving entity;

•	our dissolution or liquidation;

•	cancellation of the registration of our shares with the National Registry of Securities; and

•
any action that would prejudice the rights of holders of series L shares and not prejudice the other classes of shares similarly.  A resolution on any such action requires the affirmative vote of a majority of all outstanding series L shares.

Shareholders may vote by proxy duly appointed in writing.  Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote.  Our board of directors or other party calling for shareholder action initially would determine whether an action requires a class vote on these grounds.  A negative determination would be subject to judicial challenge by an affected shareholder, and a court ultimately would determine the necessity for a class vote.  There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Under Mexican law and our by-laws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special.  Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting.  An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the board of director’s report on our financial statements, the chief executive officer’s report on our operations during the preceeding year, a report on fulfillment of our tax obligations of the last fiscal year and the audit and corporate practices committee’s report with respect to the preceeding year, the appointment of members of the board of directors and the chairman of the audit and corporate practices committee, declaration of dividends and the determination of compensation for members of the board of directors and for members of the audit and corporate practices committee. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

•	voluntary dissolution of the company;

•	an increase or decrease in a company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of our shares with the National Securities Registry or on any stock exchange;

•	any other amendment to our by-laws; and

•	any other matters for which applicable Mexican law or our by-laws specifically require an extraordinary meeting.

Special shareholders’ meetings are those that shareholders of the same series or class call and hold to consider any matter particularly affecting the relevant series or class of shares.

Shareholders’ meetings are required to be held in our corporate domicile, which is Guadalajara,  Jalisco.  Calls for shareholders’ meetings must be made by the chairman or the secretary of the board of directors or the chairman of our audit and corporate practices committee.  Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the chairman of the board of directors or the chairman of the audit and corporate practices committee call a shareholders’ meeting to discuss the matters indicated in the relevant request.  If the chairman of the board of directors or the chairman of the audit and corporate practices committee fail to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

Calls for shareholders’ meetings must be published in the official gazette of the state of Jalisco or any major newspaper located in the City of Guadalajara, Jalisco at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, date and time of the meeting and the matters to be addressed.  Calls must be signed by whomever makes them, provided that calls made by the board of directors or the audit and corporate practices committee must be signed by the chairman, the secretary or a special delegate appointed by the board of directors or the audit and corporate practices committee as appropriate, for that purpose.  Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

To be admitted to any shareholders’ meeting, shareholders must:  (i) be registered in our share registry; and (ii) at least 24 hours prior to the commencement of the meeting submit (a) an admission ticket issued by us for that purpose, and (b) a certificate of deposit of the relevant stock certificates issued by the Secretary or by a securities deposit institution, a Mexican or foreign bank or securities dealer in accordance with the Mexican Securities Market Law.  Shareholders may be represented at any shareholders’ meeting by one or more attorneys-in-fact, and these representatives may not be one of our directors.  Representation at shareholders’ meetings may be substantiated pursuant to general or special powers of attorney or by a proxy executed before two witnesses.

At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs.  Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares.  See “Description of American Depository Receipts — Voting Rights”.

Quorums

Ordinary meetings are regarded as legally convened pursuant to a first call when shares representing more than 50% of our capital are present or duly represented.  Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting approves them.  Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum.  Resolutions at ordinary meetings of shareholders convened pursuant to a second or subsequent call are valid when a majority of the shares present at the meeting approves them.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when shares representing at least 75% of our capital are present or duly represented, and extraordinary shareholders’ meetings convened pursuant to a second or subsequent call are regarded as legally convened when shares representing 50% of our capital are present or duly represented.  Resolutions at extraordinary meetings of shareholders are valid when approved by 50% of our capital.  Special meetings of holders of series L shares are governed by the same rules applicable to extraordinary general meeting of holders of series B shares. The quorum for an extraordinary general meeting at which holders of series L shares may not vote is 75% of the series B shares, and the quorum for an extraordinary general meeting at which holders of L shares are entitled to vote is 75% of the outstanding capital stock.  Whether on first, second or subsequent call, actions at an extraordinary general meeting generally may be taken by a majority vote of the series B shares outstanding and, on matters which holders of series L shares are entitled to vote, a majority vote of all the outstanding capital stock.

Our by-laws also establish that a delisting of our shares requires the vote of holders of 95% of our capital stock.

No Right of Redemption

The Mexican Securities Market Law and our bylaws provide that our shareholders do not have redemption rights for their shares.

Registration and Transfer

Our shares are registered with the National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the National Banking and Securities Commission.  Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders either may hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form, through institutions that have accounts with INDEVAL.

INDEVAL is the holder of record in respect of all such shares held in book-entry form. INDEVAL will issue certificates on behalf of our shareholders upon request. INDEVAL participants, brokers, banks, other financial entities or other entities approved by the National Banking and Securities Commission maintain accounts at INDEVAL.  We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by INDEVAL indicating ownership, and any relevant INDEVAL participants, will be recognized as our shareholders.

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval.  Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2006, was approximately Ps. 3,631 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends.  All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution.  We will distribute through INDEVAL cash dividends on shares held through INDEVAL.  Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.  See “Dividends and Dividend Policy”.

To the extent that we declare and pay dividends on our shares, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B shares underlying their ADSs, subject to the terms of the Deposit Agreement.  Cash dividends will be paid to the depositary in pesos, and, except as otherwise described under “Description of American Depositary Receipts—Dividends, Other Distribution and Rights”, the depositary will convert them into dollars and pay them to the holders of ADSs net of currency expenses and applicable fees.

A shareholder’s entitlement to uncollected dividends lapses within five years following the stated payment date, in favor of us.

For additional tender offer and insider trading rules applicable to our securities pursuant to Mexican Law, see “Market Information”.

Changes in Capital Stock

Increases and reductions of our share capital must be approved at an ordinary or extraordinary shareholders’ meeting, subject to the provisions of our by-laws and the Mexican Corporations Law.

Subject to the individual ownership limitations set forth in our by-laws, in the event of an increase of our capital stock, other than (i) in connection with mergers, (ii) for the conversion of convertible debentures as provided in Section 210 Bis of the Mexican General Law on Negotiable Instruments and Credit Transactions, (iii) for purposes of conducting a public offering of such shares or (iv) for the resale of shares maintained in our treasury as a result of repurchase of shares conducted on the Mexican Stock Exchange, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time.  This preemptive right must be exercised by any method provided in Section 132 of the Mexican Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the in the official gazette of the state of Jalisco or in one of the newspapers of general circulation in Guadalajara, Jalisco, Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting. Preemptive rights cannot be waived in advance and cannot be traded separately from the corresponding shares that give rise to such right.

Holders of ADSs may exercise preemptive rights in limited circumstances.  See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights”.  If a holder of series B shares or ADSs were unable or unwilling to exercise its preemptive rights in connection with such a capital increase, such holder’s proportionate share of dividends and other distributions and voting rights would decline.  In addition, depending on the series of shares increased and the pattern in which preemptive rights were exercised, such a capital increase might increase or reduce the portion of our capital stock represented by series B shares and ADSs or increase or reduce the proportionate voting rights of such holder.

Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases.  Our capital stock also may be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican Corporations Law, see “—Voting Rights and Shareholders’ Meetings” above, or by repurchase of our own stock in accordance with the Mexican Securities Market Law, see “—Share Repurchases” below.

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange on the following terms and conditions:

•	the acquisition must be carried out through the Mexican Stock Exchange;

•	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the National Banking and Securities Commission;

•
the acquisition must be carried out against our net worth (capital contable) without adopting a reduction in capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock.  No shareholder consent is required for such purchases.

•	the amount and price paid in all share repurchases must be made public;

•	the annual ordinary shareholders meeting must determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

•	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

•
any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Market Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares acquired as part of an employee stock option plan and in conformity with the Mexican Securities Market Law.

Delisting

Pursuant to the Mexican Securities Market Law, in the event that we decide to cancel the registration of our shares in the National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the National Banking and Securities Commission orders such cancellation, we will be required to conduct a tender offer for the shares held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer.  Under the law, our controlling shareholders will be secondarily liable for these obligations.  The price at which the shares must be purchased in the offer must be the greater of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the National Banking and Securities Commission and the Mexican Stock Exchange.  If the National Banking and Securities Commission orders the cancellation, we must launch the tender offer within 180 days from the date of their request.  If we initiate it, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Other Provisions

Information to Shareholders

The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

•	a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects,

•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information,

•	a statement of the financial condition of the company at the end of the fiscal year,

•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year,

•	a report of the chief executive officer on the operations of the company during the preceding year,

•	a report of the fulfillment of the company’s tax obligations of the last fiscal year,

•	a report of the audit and corporate practices committee with respect to the preceding year,

•	the notes which are required to complete or clarify the above mentioned information, and

In addition to the foregoing, our by-laws provide that our board of directors also should prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

Shareholders’ Conflict of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting.  A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.

Liquidation

In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to their respective share holdings.  Shares that are only partially paid will participate in the distribution in the proportion that they were paid.  The general extraordinary shareholders’ meeting at which the liquidation resolution is made, will appoint one or more liquidators.

Foreign Investment

Ownership by foreign investors of shares of Mexican enterprises in certain economic sectors is regulated by the Foreign Investment Law and the regulations thereunder.  The Ministry of the Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

Pursuant to the Mexican Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry.  In accordance with our by-laws, Mexican and non-Mexican nationals may own all series of our share capital.  We have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment (Registro Nacional de Inversión Extranjera).

Other Provisions

Forfeiture of Shares.  As required by Mexican law, our by-laws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture of such interest or participation in favor of the Mexican nation”.  Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us.  If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.  Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of shares by non-Mexican persons or entities.

Duration.  Our existence under our by-laws is indefinite.

Certain Differences between Mexican and U.S. Corporate Law

You should be aware that the Mexican Corporations Law and the Mexican Securities Market Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the audit and corporate practices committee must be comprised entirely of independent directors.  Pursuant to the rules and regulations of the American Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the American Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the U.S. federal securities laws.

Mergers, Consolidations, and Similar Arrangements

A Mexican company may merge with another company only if a majority of the shares representing its outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting, unless the company’s by-laws impose a higher threshold.  Dissenting shareholders are not entitled to appraisal rights.  Creditors have ninety days to oppose a merger judicially, provided they have a legal interest to oppose the merger.

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.  Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions, under certain circumstances, may be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.  Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of share capital.  Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

Subject to the approval of the National Banking and Securities Commission, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their by-laws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors.  See “Market Information—Market Regulation—Anti-Takeover Protections”.

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts.  Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•
prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

•
at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Shareholders’ Suits

Pursuant to the Mexican Securities Market Law (Ley de Mercado de Valores), only a shareholder or group of shareholders holding at least 5% of our outstanding shares may bring a claim against some or all of our directors, secretary of the board of directors or relevant executives for violation of their duty of care or duty of loyalty.  In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders.  The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it.  There is no requirement for the shareholder or group of shareholders to hold the shares for a certain period of time in order to bring a claim.

If the court determines that the shareholder or group of shareholders that initiated the claim acted in bad faith, such shareholder or group of shareholders will be liable to pay the legal fees and legal proceeding expenses.

The statute of limitations for these actions is five years from the date on which the act or event that caused the damage or loss occurred.  These actions must be brought in the federal or local courts in Guadalajara, Jalisco (Mexico) and the court must personally notify the parties that have been sued, and must comply with all other legal formalities in order to satisfy the due process requirements of the Mexican Constitution.

Process must be served on the defendant personally, or, in the defendant’s absence, process can be served by a judicial officer on the defendant’s domicile whether or not the defendant is present.  A method of service that does not comply with these requirements could be considered void.  Class action lawsuits are not permitted under Mexican law.

Shareholder Proposals

Under Mexican law and our by-laws, holders of at least 10% of our outstanding capital stock are entitled to appoint one member of our board of directors.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders’ Meetings

Under Mexican law and our by-laws, the board of directors, the chairman of the board of directors or the chairman of the audit and corporate practices committee may call a shareholders’ meeting.  Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the board of directors or the audit and corporate practices committee call a shareholders’ meeting to discuss the matters indicated in the written request.  If the chairman of the board of directors or the chairman of the audit and corporate practices committee fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting.  A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Cumulative Voting

Under Mexican law, cumulative voting for the election of directors is permitted.

Under Delaware law, cumulative voting for the election of directors is permitted if expressly authorized in the certificate of incorporation.

Staggered Board of Directors

Mexican law does not permit companies to have a staggered board of directors, while Delaware law does permit corporations to have a staggered board of directors.

Approval of Corporate Matters by Written Consent

Mexican law permits shareholders to take action by unanimous written consent of the holders of all shares entitled to vote.  These resolutions have the same legal effect as those adopted in a general or special shareholders’ meeting.  The board of directors may also approve matters by unanimous written consent.

Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting shares were present and voted.

Amendment of Certificate of Incorporation

Under Mexican law, it is not possible to amend a company’s certificate of incorporation (acta constitutiva).  However, the provisions that govern a Mexican company are contained in its by-laws, which may be amended as described below.  Under Delaware law, a company’s certificate of incorporation generally may be amended by a vote of holders of a majority of the outstanding stock entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

Amendment of By-laws

Under Mexican law, amending a company’s by-laws requires shareholder approval at an extraordinary shareholders’ meeting.  Mexican law requires that at least 75% of the shares representing a company’s outstanding capital stock be present at the meeting in the first call (unless the by-laws require a higher threshold) and that the resolutions be approved by a majority of the shares representing a company’s outstanding capital stock.

Under Delaware law, holders of a majority of the outstanding stock entitled to vote and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the by-laws of a corporation.

Material Contracts

In 2002 we entered into a long term supply contract with U.S. Steel, which we have extended several times.  Most recently, on September 22, 2006, we renewed the contract through September 30,

2008.  This contract provides for our obligation to produce and sell to U.S. Steel, and U.S. Steel’s obligation to purchase from us, 25,000 to 30,000 tons of our tube rounds per month, and we may agree to sell rounds to U.S. Steel in excess of 30,000 tons.  We may not deliver fewer than 75,000 tons during any quarter without paying a penalty, unless the shortfall is based solely on U.S. Steel’s act or omission.

On July 22, 2005, we and our parent company, Industrias CH, entered into a stock purchase agreement under which we acquired 100% of the stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock for U.S.$123 million (Ps. 1,354 million) through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep for U.S.$122 million (Ps. 2,697 million).  We financed our portion of the U.S.$245 million (Ps. 2,697 million) purchase price principally from a loan received through Industrias CH that we have since repaid in full.

Taxation

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the series B shares or ADSs.  In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares.  In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this prospectus, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.  Prospective investors in the series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

For purposes of this summary, the term “non-Mexican holder” shall mean a holder that is not a resident of Mexico and that will not hold the series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

An individual is a resident of Mexico for tax purposes, if he established his home in Mexico.  When the individual in question has a home in another country, the individual will be deemed a resident in Mexico if his “center of vital interests” is located in Mexico.  This will be deemed to occur if (i) more than 50% of the aggregate income realized by such individual in the calendar year is from a Mexican source or (ii) the principal center of his professional activities is located in Mexico.

A Mexican national who files a change of tax residence notice with a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico and in which his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered a Mexican resident for tax purposes during the year the notice is filed and during the following three years.  Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

An entity in Mexico is a resident of Mexico if it maintains its principal place of business or its place of effective management in Mexico.  If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the series B shares represented by those ADSs.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to the series B shares represented by the ADSs are not subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% for the year ended December 31, 2007.  The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.  Currently, after corporate tax dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 28% or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended.  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”.  Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or our 2006 taxable year.

To the extent that a distribution exceeds our current and accumulated earnings and profits, it generally will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs.  Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars.  U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.  Dividend income generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

Distributions of additional series B shares to holders of ADSs with respect to their ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a U.S. holder will generally not be subject to Mexican tax.  Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit.  Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2007 of gains realized from the disposition.

Under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of series B shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition, and the value of those shares does not derive mainly from immovable property located in Mexico.  Specific formalities apply to claim such as treaty benefits.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the series B shares or ADSs.  Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year.  Long-term capital gain recognized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 15%.  The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.  Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder that receives pesos upon sale or other disposition of the series B shares will realize an amount equal to the U.S. dollar value of the pesos upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date).  A U.S. holder will have a tax basis in the pesos received equal to the U.S. dollar value of the pesos received translated at the same rate the U.S. holder used to determine the amount realized on its disposal of the series B shares.  Any gain or loss realized by a U.S. holder on a subsequent conversion of the pesos generally will be a U.S. source ordinary income or loss.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the series B shares or ADSs by non-Mexican holders; provided, however, that gratuitous transfers of the series B shares or ADSs may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient.  There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-Mexican holders of the series B shares or ADSs.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to certain payments by a paying agent to a U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs, and a backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions.  Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

Documents on Display

Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act.  Accordingly, we file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy the reports and other information that we file with the Commission at the public reference facilities of the Commission at 100 F. Street, N.E., Washington D.C. 20549.  You may obtain information on the operation of the Commission’s public reference room by calling the Commission in the United States at 1-800-SEC-0330.  In addition, the Commission maintains an internet website at www.sec.gov from which you can electronically access this annual report and the other materials that we file with the Commission.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act.  For example, we are not required to prepare and issue quarterly reports.  However, we are required to file with the SEC, promptly after it is made public or filed, information that we make public in Mexico, file with the Mexican Stock Exchange or the National Banking and Securities Commission or distribute to our securityholders.  As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions.  Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt.  We do not maintain a trading portfolio.  Our borrowings are entirely denominated in dollars.  We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments.  Historically, based on the last ten years of data, inflation in Mexico has been 208% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas.  To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts.  These contracts are recognized on our balance sheet at fair value.  The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations.  The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity.  We do not believe our market risk with respect to these natural gas futures contracts is material.  See note 6 to the consolidated financial statements.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis.  The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate.  We used market rates as of December 31, 2006 on our financial instruments to perform the sensitivity analysis.  We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less).  Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would have a material adverse effect on our earnings.  Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments.  The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

Our primary interest rate exposure relates to long-term debt.  On the asset side, we are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments.  On the liability side, we utilize a combination of floating rate debt and fixed rate debt.  The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates.  Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables.  Our principal currency exposure is to changes in the peso/dollar exchange rate.  We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of Ps. 328 thousand ($30 thousand).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance.  Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above.  However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2006 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2007.  The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II.

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Simec is in default on the payment of U.S. $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a U.S. $68 million exchange offer.  Accrued interest on the MTNs at December 31, 2006 was U.S. $336,525.  The U.S. $336,525 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offer.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Control and Procedures

Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on its assessment and those criteria, our management identified the following weaknesses in our internal control over financial reporting.

•
We did not adequately secure access to our information systems and system change control.  Requests for access were not verified periodically to ensure that only authorized users had  access, and if an authorized user’s employment was terminated or if an authorized user resigned, the applicable user passwords were not eliminated from our system.  In addition, system changes were not documented.  A revision of access levels for all users of our information systems is in progress, and we expect that it will be completed during 2007.

•
We did not adequately segregate functions and procedures in our month-end process or in our financial statements presentation for our plants in Mexico.  Specifically, a single employee produced these reports, and we did not generate sufficient evidence that this employee was adequately supervised.  In December 2006, we established a supervision process that generates sufficient evidence of supervision.  This weakness affected our processes for closing each month and the production of financial statements.

•
We did not adequately segregate functions and procedures when consolidating our financial statements.  Specifically, a single employee produced our financial statements, and we did not generate sufficient evidence that this employee was adequately supervised.  In December 2006, we established a supervision process that generates sufficient evidence of supervision.  We will implement a system to manage the consolidation of our financial statements.

Our management has determined that these control deficiencies constitute material weaknesses.  Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.       Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert”, as defined in Item 16A of Form 20-F, serving on the audit committee.  Raul Arturo Pérez Trejo is the director whom the board of directors has determined to be an audit committee financial expert.  Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Pérez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the audit and corporate practices committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit and corporate practices committee or board of directors.  Mr. Pérez is “independent” as such term is defined in the listing standards of the American Stock Exchange.

Item 16B.       Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer.  In 2006, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person.  We will provide to any person without charge, upon written or oral request, a copy of such code of ethics.  Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: José Flores Flores, telephone number:  011-52-33-3770-6734.

Item 16C.       Principal Accountant Fees and Services

Audit Fees.  We paid fees in the amount of Ps. 3.6 million and Ps. 6.6 million, respectively, in 2005 and 2006 to Mancera, S.C. Ernst & Young for the audit of our annual consolidated financial statements included in our annual report on Form 20-F.

Tax Fees.  We paid fees to KPMG Cardenas Dosal, S.C. in the amount of Ps. 0.02 million in 2005 associated with tax compliance and tax consultation.  We paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 0.07 million and Ps. 0.3 million, respectively, in 2005 and 2006 associated with tax compliance and tax consultation.

Other Fees.  We paid no fees in 2005 or 2006 other than those set forth above to KPMG Cardenas Dosal, S.C. or Mancera, S.C. Ernst & Young.  The audit committee approved all of the services incurred in 2005 and 2006, described as “Audit Fees” and “Tax Fees”, in accordance with our policy on auditor independence.

Pre-Approval Policies.  Our audit committee has adopted a formal policy on auditor independence requiring it to approve all professional services rendered by our independent auditor prior to the commencement of the specified services.  The audit committee will consider annually and, if appropriate, approve the provision of audit services by our independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services.  The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the audit committee for consideration at its next regular meeting or, if earlier consideration is required, to the audit committee for action by written consent.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III.

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

Reference is made to the consolidated financial statements included herein.

Item 19.	Exhibits

The consolidated financial statements, together with the report of our independent registered public accounting firm, are filed as part of this annual report.

List of Exhibits:

Exhibit Number	Item
1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*
8	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.
10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*
10.2	2007-2008 Rounds Supply Agreement by and Between Republic Engineered Products, Inc. and United States Steel Corporation.*
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
___________________
*Incorporated by reference to the exhibits included in our registration statement on Form F-1 (File No. 333-138239) previously filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ José Flores Flores
José Flores Flores
Chief Financial Officer

Dated:                      June 29, 2007

INDEX TO FINANCIAL STATEMENTS

(Constant Mexican Pesos as of December 31, 2006)

Grupo Simec, S.A.B. de C.V.

Report of Mancera, S.C. Ernst & Young	F-2

Report of KPMG Cárdenas, Dosal, S.C.	F-3

Report of BDO Hernández Marrón y Cía., S.C.	F-4

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-5

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-7

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2006, 2005 and 2004	F-8

Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Stockholders of
Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Simrep Corporation and subsidiaries, a majority owned subsidiary, for the period ended December 31, 2005 which statements reflect total assets of Ps. 6,226,860 (thousand), as of December 31, 2005, and total revenues of Ps. 6,472,162 (thousand), for the period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Simrep Corporation and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the financial reporting standards used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audits and the report of other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ José Maria Tabares
C.P.C. Jose Maria Tabares

Guadalajara, Jalisco México
June 25, 2007

[Letterhead of KPMG Cardenas Dosal, S.C.]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S. A.B. de C. V.:

We have audited the accompanying consolidated statements of income, stockholders’ equity and changes in financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and the changes in their financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2004, in conformity with Mexican Financial Reporting Standards.

Accounting principles generally accepted in Mexico vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

KPMG CARDENAS DOSAL, S. C.

/s/ Jorge O. Pérez Zermeño
Jorge O. Pérez Zermeño

Guadalajara, Mexico.
April 25, 2005, except for the restatement to December 31, 2006 constant Mexican pesos, as to which the date is January 10, 2007.

[Letterhead of BDO Hernández, Marrón y Cía., S.C.]

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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board ( United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 19 to the financial statements.

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

Hernández, Marrón y Cía., S.C.

/s/ Bernardo Soto Peñafiel
     Bernardo Soto Peñafiel, CPA
     Partner

Mexico City
April 28, 2006, except for the restatement to December 31, 2006 constant Mexican pesos, as to which the date is May 31, 2007.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	2006		2005
Assets
Current assets:
Cash and cash equivalents	Ps.	2,126,609	Ps.	216,491
Accounts receivable
Trade		2,179,643		2,395,221
Related parties (note 4)		133		2,539
Recoverable value-added tax		98,378		119,612
Other receivables		155,096		223,852
		2,433,250		2,741,224
Less: allowance for doubtful accounts		15,041		32,329
Total accounts receivable, net		2,418,209		2,708,895

Inventories, net (note 5)		4,874,985		3,784,154
Prepaid expenses		104,555		238,666
Derivative financial instruments (note 6)		-		58,756
Total current assets		9,524,358		7,006,962

Non-current inventories (note 2f)		86,035		79,439
Property, plant and equipment, net (note 7)		7,332,919		7,355,343
Other assets and deferred charges, net (note 8)		465,777		639,621
Total assets	Ps.	17,409,089	Ps.	15,081,365

Liabilities and stockholders' equity
Current liabilities:
Current portion of debt (Note 10)	Ps.	3,286	Ps.	21,745
Accounts payable		1,783,923		1,459,505
Accruals (note 9)		22,057		15,722
Related parties (note 4)		230,177		475,775
Derivative financial instruments (note 6)		6,107		-
Deferred credit (note 2n)		-		135,881
Other accounts payable and accrued expenses		759,833		698,386
Total current liabilities		2,805,383		2,807,014

Long-term debt (note 10a)		-		404,776
Seniority premiums and termination benefits (note 11)		22,295		20,445
Deferred income tax (note 13)		2,008,604		1,564,192
Deferred credit (note 2n)		-		215,144
Other long-term liabilities		67,662		115,852
Total long-term liabilities		2,098,561		2,320,409
Total liabilities		4,903,944		5,127,423

Stockholders' equity (note 14)
Capital stock		3,631,235		3,593,937
Additional paid-in capital		962,568		873,563
Retained earnings		6,774,529		4,672,354
Cumulative deferred income tax		(936,427)		(936,427)
Translation effect in foreign subsidiaries, net		(24,642)		15,540
Deficit on restatement of stockholders’ equity		(71,072)		(175,490)
Fair value of derivative financial instruments (note 6)		(4,397)		41,717
Majority stockholders' equity		10,331,794		8,085,194
Minority interest		2,173,351		1,868,748
Total stockholders' equity		12,505,145		9,953,942
Total liabilities and stockholders' equity	Ps.	17,409,089	Ps.	15,081,365

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31,  2006, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2006, except earnings per share figures )

	2006		2005		2004

Net sales	Ps.	22,689,403	Ps.	13,404,645	Ps.	6,110,018
Direct cost of sales		18,459,937		10,721,275		3,551,094

Marginal profit		4,229,466		2,683,370		2,558,924

Indirect overhead, selling, general and
administrative expenses		1,304,209		1,052,497		613,318

Operating income		2,925,257		1,630,873		1,945,606

Comprehensive financing cost:
Interest income (expense), net		45,284		(16,261)		5,987
Foreign exchange (loss) gain, net		(36,110)		(77,822)		4,122
Monetary position loss		(70,390)		(55,475)		(49,013)

Comprehensive financial result, net		(61,216)		(149,558)		(38,904)

Other income (expenses), net:
Adjustment to the recovery value of land, machinery and equipment		-		-		(15,219)
Other, net		37,828		(12,080)		(24,193)

Other income (expenses), net		37,828		(12,080)		(39,412)

Income before income tax		2,901,869		1,469,235		1,867,290

Income tax (note 13):
Current		605,570		81,973		23,918
Deferred		(18,228)		46,047		331,291

Total income tax		587,342		128,020		355,209

Net consolidated income	Ps.	2,314,527	Ps.	1,341,215	Ps.	1,512,081

Allocation of net income
Minority interest		212,352		18,081		-
Majority interest		2,102,175		1,323,134		1,512,081
	Ps.	2,314,527	Ps.	1,341,215	Ps.	1,512,081

Majority earnings per share:
Weighted average shares outstanding		420,339,873		413,788,797		398,917,437

Majority earnings per share (pesos)	Ps.	5.00	Ps.	3.20	Ps.	3.79

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2006, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Capital stock		Additional paid-in capital		Contributions for future capital stock increases		Retained earnings		Cumulative deferred income tax			Deficit on restatement of stockholders’ equity		Translation effect in foreign subsidiaries		Fair value of derivative financial instruments		Total majority interest		Minority interest		Comprehensive income		Total stockholders' equity

Balance at December 31, 2003	Ps.	3,498,100	Ps.	705,106	Ps.	-	Ps.	1,837,139	Ps.	(936,427)	Ps.	117,230	Ps.		Ps.	10,837	Ps.	5,231,985	Ps.	284	Ps.	-	Ps.	5,232,269

Increase in capital stock (note 14)		25,528		-		-		-		-		-		-		-		25,528		-		-		25,528

Contributions for future capital stock increase (note 14)		-		-		238,089		-		-		-		-		-		238,089		-		-		238,089

Comprehensive income:
Net income for the year		-		-		-		1,512,081		-		-		-		-		1,512,081		49		1,512,130		1,512,130
Translation effect in foreign subsidiaries
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		-		2,444		2,444				2,444		2,444
Result of holding non-monetary assets,
net of deferred taxes		-		-		-		-		-		68,136		-		-		68,136				68,136		68,136
																					Ps.	1,582,710

Balance at December 31, 2004		3,523,628		705,106		238,089		3,349,220		(936,427)		185,366		-		13,281		7,078,263		333				7,078,596

Increase in capital stock (note 14)		70,309		168,457		(238,089)		-		-		-		-		-		677		-		-		677

Investment in PAV Republic - ICH		-		-		-		-		-		-		-		-		-		1,850,334		-		1,850,334

Comprehensive income:
Net income for the year		-		-		-		1,323,134		-		-		-		-		1,323,134		18,081		1,341,215		1,341,215
Translation effect in foreign subsidiaries		-		-		-		-		-		-		15,540		-		15,540		-		15,540		15,540
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		-		28,436		28,436		-		28,436		28,436
Result of holding non-monetary assets,
net of deferred taxes		-		-		-		-		-		(360,856)		-		-		(360,856)		-		(360,856)		(360,856)
																					Ps.	1,024,335

Balance at December 31, 2005		3,593,937		873,563		-		4,672,354		(936,427)		(175,490)		15,540		41,717		8,085,194		1,868,748				9,953,942

Increase in capital stock (note 14)		37,298		89,005		-		-		-		-		-		-		126,303		-		-		126,303

Investment in PAV Republic - ICH		-		-		-		-		-		-		-		-		-		140,089		-		140,089

Comprehensive income:
Net income for the year		-		-		-		2,102,175		-		-		-		-		2,102,175		212,352		2,314,527		2,314,527
Translation effect in foreign subsidiaries		-		-		-		-		-		-		(40,182)		-		(40,182)		(39,830)		(80,012)		(80,012)
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		-		(46,114)		(46,114)		-		(46,114)		(46,114)
Result of holding non-monetary assets, net of deferred taxes		-		-		-		-		-		104,418		-		-		104,418		(8,008)		96,410		96,410
																					Ps.	2,284,811

Balances at December 31, 2006	Ps.	3,631,235	Ps.	962,568	Ps.	-	Ps.	6,774,529	Ps.	(936,427)	Ps.	(71,072)	Ps.	(24,642)	Ps.	(4,397)	Ps.	10,331,794	Ps.	2,173,351			Ps.	12,505,145

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2006, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	2006		2005		2004

Operating activities:
Net income	Ps.	2,314,527	Ps.	1,341,216	Ps.	1,512,081
Add (deduct) items not requiring the use of resources

Depreciation and amortization		433,946		336,673		229,928
Deferred income tax		(18,228)		46,047		331,291
Write-down of idle machinery		-		-		15,219
Seniority premiums and termination benefits		5,269		5,388		1,383

		2,735,514		1,729,324		2,089,902

Net changes in operating assets and liabilities:
Trade receivable, net		198,290		(133,708)		(547,790)
Other accounts receivable and prepaid expenses		224,101		(230,519)		(173,966)
Inventories, net		(1,176,864)		644,649		(888,048)
Derivative financial instruments		-		(11,316)		-
Related parties receivables		2,406		3,147		(1,783)
Accounts payable, other accounts payable and accrued expenses		364,909		(170,979)		468,718
Other long-term liabilities		(48,190)		94,987		-
Related parties payable		-		-		(858)

Resources provided by operating activities		2,300,166		1,925,585		946,175

Financing activities:
Increase in capital stock		126,303		677		25,528
Contribution for future capital stock increase		-				238,089
Related parties payable (financing)		(245,598)		466,552		-
Unpaid foreign exchange gain				9,201
Increase of investment in PAV Republic by Industrias CH		140,089		507,103		-
Short-term loans (repaid) obtained		(18,459)		(141,121)		164,630
Financial debt repayment		(404,776)		(1,087,589)		(20,503)
Decrease in debt due to restatement to constant Mexican pesos
as of year end		-		(5,423)		(1,254)
Other long-term liabilities		-		-		11,268

Resources (used in ) provided by financing activities		(402,441)		(250,600)		417,758

Investing activities:
Increase in long-term inventories		(6,596)		(8,127)		(839)
Acquisition of property, plant and equipment		(402,566)		(520,751)		(1,328,377)
Proceeds from insurance claim, net (Note 15a)		421,555		-
Effect from the acquisition of Pav Republic		-		(1,354,028)		-
Increase in other noncurrent assets		-		17,222		-
Effect from the acquisition of OAL		-		(137,346)		(73,922)

Resources provided by (used in) investing activities		12,393		(2,003,030)		(1,403,138)

Net (decrease) increase in cash and cash equivalents		1,910,118		(328,045)		(39,205)

Cash and cash equivalents:
At beginning of year		216,491		544,536		583,741

At end of year	Ps.	2,126,609	Ps.	216,491	Ps.	544,536

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos with purchasing power at December 31, 2006, unless otherwise indicated)

(1)	Description of the Business and Significant Transactions

Description of the Business

The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A. de C.V. (Industrias CH).

The issuance of the financial statements and accompanying notes were authorized on June 25, 2007 by Luís García Limón and José Flores Flores, Chief Executive Officer and Chief Financial Officer, respectively, for approval by the Audit Committee and the Board of Directors, as applies.

Significant Transactions -

(a)
On October 9, 2006 the Company’s total share ownership in Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA) was sold since the business purpose of the latter did not relate to the Company’s business purpose. ACOSA is engaged in the recovery of non-performing loans formerly acquired pursuant to a public bidding process conducted by the “Instituto de Protección al Ahorro Bancario” in Mexico. The selling price of ACOSA was Ps. 49 which represents the nominal value of its capital stock. The transaction resulted in a gain of 16 million pesos due to the accumulated losses generated by ACOSA until the selling date. The gain was recorded in the “Other income (expenses), net” caption.

(b)
As mentioned in Note 15 a) of these notes, on July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through its subsidiary SimRep Corporation, a U.S. company.

(c)
On July 20, 2005, the Company acquired all the shares of Operadora de Apoyo Logístico, S.A. de C.V., (“OAL”) a subsidiary of Grupo TMM, S.A. de C.V., for a purchase price of Ps. 133 million, for the purpose of converting the acquired company into the operator of three of the iron and steel plants in Mexico (Note 15 b).

(d)
On October 14, 2005 the Company’s Board of Directors decided to spin off its subsidiary Compañía Siderúrgica de California, S.A. de C.V., transferring all of the subsidiary’s assets, liabilities and stockholders’ equity to the following two new companies: Controladora Simec, S.A. de C.V. and Arrendadora Simec, S.A. de C.V.; consequently, the original company was dissolved to separate the control over the shares of the subsidiaries from the assets that comprise the industrial plants in Guadalajara and Mexicali. This restructure had no effect on the consolidated financial statements.

(e)
As mentioned in Note 15 c), on August 9, 2004, the Company acquired the majority of the assets of Atlax, S.A. de C.V. and certain assets of Operadora Metamex, S.A. de C.V., as well as their accumulated labor obligations at such date.

(2)	Summary of significant accounting policies -

(a)	Accounting policies and practices

Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican  Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

The MFRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the MFRS will hereinafter be referred to by their original name or rather, either as “MFRS” or a “Mexican Accounting Bulletin”, as the case may be.

The indexes used to recognize the effects of inflation were the following:

December 31,	NCPI (1)	Inflation

2006	121.015	4.05%
2005	116.301	3.33%
2004	112.550	5.19%

(1)      National Consumer Price Index published by Banco de México:

For purposes of disclosure in these notes, hereinafter the term “pesos” or abbreviation “Ps” shall refer to thousands of Mexican pesos. The term dollars or abbreviation “US” shall be taken to mean thousands of U.S. dollars.

(b)	Basis of consolidation -

The consolidated financial statements include the financial statements of Grupo Simec, S.A. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company’s subsidiaries and its equity percentage are as follows:

	Percentage of Equity Owned
	2006	2005
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Administradora de Cartera de Occidente, S.A. de C.V.	-	99.99%
Compañía Siderúrgica de California, S.A. de C.V. (spun off in 2005)	-	100%
Arrendadora Simec, S.A. de C.V. (effective 2005)	100%	100%
Simec International, S.A. de C.V. (effective 2005)	100%	100%
Controladora Simec, S.A. de C.V. (effective 2005)	100%	100%
SimRep and Subsidiaries (effective 2005)	50.22%	50.22%
Undershaft Investments, N.V.	100%	100%
Pacific Steel, Inc.	100%	100%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%	100%
Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	99.99%	99.99%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100%	100%
Sistemas de Transporte de Baja California, S.A. de C.V.	100%	100%
Operadora de Metales, S.A. de C.V. (effective 2004)	100%	100%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (effective 2004)	100%	100%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A,. de C.V. (effective 2004)	100%	100%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (effective 2004)	100%	100%

(c)	Recognition of the effects of inflation on the financial information

The financial information recognizes the effects of inflation, therefore, the amounts stated in the financial statements and notes thereto are expressed in thousands of Mexican pesos with the purchasing power as of December 31, 2006.  The restatement factors applied to the financial statements at December 31, 2005 and 2004 were 1.0405 and 1.075 respectively, which correspond to the inflation applicable from January 1 of each year (2005 and 2006) to December 31, 2006, in conformity with the National Consumer Price Index (NCPI).

The most important effects derived from the recognition of inflation in the financial information are indicated below:

•	Inventories and cost of sales, property, plant and equipment and intangible assets are restated as described in notes 2f, 2h and 2j.

•	Stockholders’ equity accounts were restated by applying adjustment factors derived from the NCPI.

•
The loss on monetary position represents the effects of inflation on monetary assets and liabilities. The related amounts are included in the statements of income as part of the comprehensive financing cost.

•
The deficit on restatement of stockholders’ equity is comprised of the accumulated deficit on monetary position as of the date of the initial application of Bulletin B-10 and the accumulated result from holding non-monetary assets, which represents the difference between the increase in the specific value of non-monetary assets and such had they only been affected by inflation, measured in terms of the NCPI.

(d)	Basis of translation of financial statements of foreign subsidiaries -

The financial statements of the subsidiaries abroad, Simrep and subsidiaries, Pacific Steel and Undershaft Investments, were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

For translation purposes, SimRep and subsidiaries were considered as a foreign entity, as indicated by Bulletin B-15, therefore, their financial statements were translated to Mexican pesos and Mexican Financial Reporting Standards using the exchange rate of the balance sheet date, including the recognition of the effects of inflation, in conformity with Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. Labor Department. The translation effect is recorded in stockholders’ equity as “translation effect in foreign subsidiaries.”

The foreign subsidiaries Pacific Steel and Undershaft Investment were considered an “integral part of the operations” given their financial and operating dependency on the Mexican operations of the Company, and their financial statements were translated to Mexican pesos using the historical exchange rate and applying the NCPI to recognized the inflation effect. The translation effect is recorded in the statement of income as part of the comprehensive financing cost.

(e)	Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days, and are presented at acquisition cost plus accrued interest, which is similar to the market value of these investments.

(f)	Inventories and cost of sales -

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

The inventory values of the Company were determined as follows:

Billet, finished goods and work in process.	At the most recent direct production cost

Direct cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent balance sheet date reported on.

Raw materials.	At the prevailing market purchase price at the consolidated balance sheet date

Materials, spare parts and rollers.	At historical cost, restated using the inflation rates of the steel industry. This amount is similar to its net realizable market value.

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

The restated value of inventories at the balance sheet date is not in excess of net realizable market value.

The reserve for slow-moving inventories is determined considering the reprocessing cost of the materials and finished products inventories with a turnover above one year.

(g)	Derivative financial instruments -

In 2006, 2005 and 2004, the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirements and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

The Company recognizes the swaps transactions in conformity with Mexican accounting Bulletin C-10, “Accounting for Derivative Instruments and Hedging Activities”, issued by the Mexican Institute of Public Accountants (MIPA); consequently, at December 31, 2006, 2005 and 2004, these contracts were recognized on the balance sheet at fair value, either as liabilities or assets.

The effectiveness of hedging instruments is determined at the time the derivative financial instruments are designated as hedging, and this is evaluated periodically.  A highly effective instrument is such in which the changes in the fair value of cash flows of primary position are offset on a periodic or cumulative basis, by the changes in the fair value or cash flows of the hedging instruments within a range of 80% and 125%

Derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2006, 2005 and 2004, the fair value of derivatives not qualifying as financial hedging instruments was adjusted against results of operations in the year. In the case of instruments qualifying as derivative financial hedging instruments of the cash flow type, the fair value and subsequent changes were recorded under stockholders’ equity as Comprehensive income, net of the deferred tax effect.

(h)	Property, plant and equipment -

Property, plant and equipment is recorded initially at acquisition cost, and then adjusted for inflation by applying NCPI factors, except for imported machinery and equipment, which is restated based on the inflation rate in the country of origin and changes in the foreign exchange rate of the country’s particular currency in relation to the Mexican peso.

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

The value of property, plant and equipment is reviewed whenever there are indications of impairment in the value of these assets. When the recovery value, which is the greater between the selling price and the value of use, is lower than the net carrying value, the difference is recognized as an impairment loss.

The estimated useful lives of the Company’s main assets are the following:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

Maintenance and minor repairs are expensed as incurred.

(i)	Leases -

The lease of property and equipment is classified as operating. When the risks and benefits inherent to the ownership of the assets remain substantially with the lessor, they are classified as operating leases and the rentals accrued are charged to results of operations as incurred. The Company has no leases that substantially transfer all risks and benefits associated with the ownership of the asset to the Company, whether such ownership is transferred or not at the end of the lease term, and therefore all leases are accounted for as operating leases.

(j)	Intangible assets

Intangible assets are recorded initially at acquisition cost, and then adjusted for inflation by applying NCPI factors, Intangible assets are amortized based on their adjusted for inflation value, calculated through the straight-line method and based on their estimated useful lives. Intangibles of indefinite life are not amortized.

Intangible assets with a definite life are evaluated annually when there are indications of impairment. When the recovery value, which is the greater between the selling price and the value of use is lower than the net carrying value, the difference is recognized as an impairment loss.

Intangible assets with an indefinite life are tested for impairment every year end.

(k)	Accruals and contingencies -

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

(l)	Seniority premiums and termination payments -

The accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2006, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

The Company records as cost of the period all contributions made to its defined contribution plans (See note 12).

Through 2004, other compensations to which employees were entitled, mainly termination payments, were charged to results of operations of the year, if and when the payments were paid. In conformity with the standards of Bulletin D-3 “Labor Obligations” revised by the Mexican Institute of Public Accountants and adopted by the Company in 2005, both seniority premium costs and termination payments are recognized based on actuarial computations of the present value of such obligation.

(m)	Income tax, asset tax and employee profit sharing -

Deferred income tax is accounted for using the asset and liability method. Under this method, deferred taxes are recognized on temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued or the income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to reverse.

To assess the recoverable amount of deferred tax assets, management determines which portion of the asset is more likely than not to be recovered. The final realization of deferred tax assets depends largely on taxable profits generated in the periods in which temporary differences are deductible. When this analysis is performed, management considers the expected reversal of deferred tax liabilities, projected taxable profits and planning strategies.

The initial cumulative effect of deferred income tax presented in stockholders’ equity represents the effect of the recognition of deferred taxes through the date of the initial application of the respective Mexican Financial Reporting Standard restated as of the most recent balance sheet date.

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

(n)	Deferred credit –

The Company applied on a supplementary basis to Mexican GAAP, US EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations” to the OAL acquisition. The accounting pronouncement was issued by the “The Emerging Issues Task Force” and published on September 24, 1998. The deferred credit is obtained from the difference between the amount paid and the deferred tax asset recognized resulting from the purchase of future tax benefits from OAL.

The deferred credit is being amortized to results of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit (See note 15b).

(o)	Environmental costs -

The Company established a liability for an amount considered appropriate to cover costs of environmental remediation that are likely to be incurred in the future. The amount was determined based on information currently available, current technology, applicable environmental laws and regulations, and also the effects of inflation and other social and economic factors that could have an effect, in accordance with accounting Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments.”

(p)	Revenue recognition -

Revenues from the sale of products are recognized at the time products are shipped and the related risks and benefits of merchandise are transferred to the customer.

The Company recognizes freight expenses, sales returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the statement of income.

(q)	Business and credit concentration

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings. Products, mainly for the construction and automotive industries, are sold in the domestic market and the Company has a large customer base, which is geographically diverse, consequently, there is no significant concentration in a specific customer or market. In the case of the U.S. market, our sales are highly concentrated; for the year ended December 31, 2006, five of the most significant customers represented 34.5% of total sales in this area. During 2006 United Steel Corporation, Inc. represented 15% of the total sales in the USA market.

(r)	Earnings per share-

Majority earnings per share have been computed by dividing the net consolidated income by the weighted average number of shares outstanding of each period, in conformity with accounting Bulletin B-14, “Earnings per Share.”

(s)	Use of estimates-

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

The following is the rollforward of the allowance for bad debt for the years ended December 31, 2006 and 2005:

	2006		2005
Initial balance	Ps.	32,329	Ps.	15,589
Provision for the year		31,109		27,291
Write-off of uncollectible accounts		(44,925)		(10,803)
Inflation effect of initial balance		1,258		252
Final balance	Ps.	15,041	Ps.	32,329

(t)	Exchange fluctuation-

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Assets and liabilities in foreign currency are translated into Mexican pesos at the prevailing exchange rate as of the balance sheet date.  Exchange differences determined from such date to the time foreign currency denominated balances are settled or translated at the balance sheet date are charged or credited to operations.

See Note 3 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

(u)	Comprehensive income -

As established in accounting Bulletin B-4, comprehensive income consists of the majority net income or loss for the year, plus the effects of the translation of foreign entities, the changes in the fair value of derivative financial instruments and the result from holding non-monetary assets in the year, applied directly in stockholders‘ equity, as well as the effect of minority interest.

(v)	Segment Information -

Segment information is presented in accordance with the information used by management for decision making purposes. The Company segments its information by region, due to the operational and organizational structure of its business, in accordance with accounting Bulletin B-5, “Financial Information-Segments” (see Note 16). In 2006 the Company’s management has changed the manner in which the business is monitored and the decision-making process is performed. Accordingly, the disclosures presented in Note 16 have been changed in 2005 for comparative purposes with 2006.

(w)	New accounting pronouncements -

The new accounting pronouncements that came into effect in 2006 are summarized below:

MFRS A-1 “Structure of Financial Information Standards”

MFRS A-1 establishes the structure of Financial Reporting Standards (MFRS) that include basic concepts comprising the “conceptual framework” and “specific standards” that establish criteria that are in particular applicable when accounting for transactions, internal transformations and other events that economically affect an entity, for the issuance of financial information at a certain time and place.

MFRS A-1 groups all basic principles issued by the Accounting Principles Board (CPC), and incorporates the term “economic substance,” which establishes that the accounting recognition shall include the effects of transactions, internal transformations and other events that economically affect an entity, considering the underlying economic circumstances and not the legal perspective, whenever these do not conform.

MFRS A-3 “Users’ needs and purpose of financial statements”

MFRS A-3 includes, among other provisions, the possibility of issuing the statement of changes in financial position or cash flows, following the provisions established by the corresponding standards in particular.  At December 31, 2006 no rules are available for the issuance of the statement of cash flows, therefore, the statement of changes in financial position will continue to be issued so long as no such standards in particular are available.

MFRS A-5 “Basic financial statement elements”

MFRS A-5 includes a new classification of revenues and expenses, as ordinary and not ordinary. The former relate to usual transactions and events that correspond to the entity’s business, regardless of their frequency, while not ordinary correspond to unusual transactions and events, regardless of their frequency.

This standard excludes items formerly considered special and extraordinary, under former Bulletin A-7 “Comparability” issued by the Accounting Principles Board “CPC.” Accordingly, these items shall be considered as part of the ordinary or not ordinary results, respectively.

This MFRS also requires entities to eliminate “other comprehensive income” at the time the net assets that gave rise to them are realized.

However, Bulletin B-3 “Statement of Income”, issued by the “CPC” and in effect as of December 31, 2006, makes no reference to such classification and furnishes no rules to recycle “Other comprehensive income items.” Accordingly, the statements of income continue to be presented in conformity with the standards of Bulletin B-3 in effect as of December 31, 2006, conforming to the conclusions of Interpretation of MFRS 3 (Interpretation of the Mexican Financial Reporting Standards) “Initial application of MFRS”, in effect from January 2006 onwards, establishing that the provisions of MFRS in particular not yet amended shall apply, on a transitory basis, until the adaptation process with the new conceptual framework concludes.

The new MFRS B-3, “Statement of Income”, issued by the CINIF will become effective on January 1, 2007, therefore, the classification of revenues and expenses as ordinary and not ordinary will apply in the year ending December 31, 2007, as required by the related presentation rules.

MFRS A-7 “Presentation and Disclosure”

MFRS A-7 requires that the financial statements be presented on a comparative basis, at least with the preceding period. The authorized date of issuance should also be disclosed in the financial statements, as well as the name(s) of the official(s) or management organizations authorizing such issuance.

MFRS A-8 “Supplementary Application”

MFRS A-8 establishes standards for disclosure when applying a supplementary rule or its suspension.

MFRS B-1 “Accounting Changes and Correction of Misstatements”

MFRS B-1 establishes that the amendments in specific standards, reclassifications and correction of misstatements should be recognized retrospectively, since basic financial statements comparative with the current year should be adjusted as from the beginning of the earliest period reported on.  Additionally, in the case of reclassifications the affected items and respective amounts need to be disclosed as originally stated and the effect of the reclassifications should be subsequently applied.

Interpretation of MFRS 3 “Initial Application of MFRS”

Interpretation of MFRS 3 issued in January 2006 establishes the actions to take in those cases in which MFRS in particular are not consistent with the conceptual framework of the MFRS, primarily in respect of the classification of the statement of income and the recycling of other comprehensive items indicated in MFRS A-5.

The CINIF concluded in this Interpretation of MFRS that in such cases, and on a transitory basis until the process to conform the MFRS with the new conceptual framework concludes,  the standards of the MFRS in particular  that have not been amended shall continue to apply, as these establish in detail the applicable criteria to comply with the conceptual framework. Changes are also subject to a review process.

The application of these new accounting pronouncements had no significant effect on the Company’s financial statements.

The new accounting pronouncements that come into effect on January 1, 2007 are summarized below:

MFRS B-3 “Statement of Income”

MFRS B-3 establishes the guidelines to classify revenues, costs and expenses as “ordinary” and “not ordinary.”  It also modifies certain MFRS in particular, redefines the main sections in the statement of income, particularly the terms “ordinary” items and “profit levels,” and also eliminates from the statement of income the caption “Cumulative effect at the beginning of the year due to accounting changes,” conforming to the above-mentioned MFRS B-1.

MFRS B-13 “Events subsequent to the date of the financial statements”

MFRS B-13 defines a subsequent period as the period between the date of the financial statements and the date in which such financial statements are authorized for their issuance to third parties. Based on this definition, the following is established: (i) the financial statements should be adjusted for events that occur in the subsequent period whenever these furnish evidence of conditions existing as of the financial statement date, (ii) the facts that occur after the date of the financial statements and before their issuance should not be incorporated thereto, but should solely be disclosed in the accompanying notes, when such facts do not furnish evidence of the conditions existing as of the financial statement date. Moreover, it indicates that the entity shall disclose the date of authorization to issue the financial statements, and the officials or respective organizations that authorized such issuance.

Finally, it also modifies the rules that formerly applied to subsequent events, as it establishes that when the restructure of assets and liabilities and waiver of creditors to exercise their right to demand payment upon conditions of default in debt commitments occur in the following period, these shall be disclosed in the notes and recognized in the period in which they occur. Consequently, the financial statements shall not be adjusted because of such subsequent events, as formerly established by Bulletin B-13.

MFRS C-13 “Related parties”

The MFRS C-13 broadens the concept of related parties to include joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as investment funds associated with labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not.  MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm’s length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity’s key managerial personnel or relevant Company directors.

MFRS D-6 “Capitalization of Comprehensive Financing Result”

Under MFRS D-6, the capitalization of “Comprehensive Financing Result” (RIF) is mandatory and not optional. The RIF to capitalize is such attributable to qualifying assets that could have been avoided had the acquisition not taken place; qualifying assets are those acquired by an entity and that require an extended acquisition period for their use, sale or lease. This MFRS establishes the conditions to capitalize the RIF, the method to determine the amount to capitalize, and defines the rules applicable to the period in which the capitalization will be made.

Interpretation of MFRS 4 “Presentation of Employee Profit Sharing in the Statement of Income”

Interpretation of MFRS 4 concludes, based on the results of the review procedures arising from MFRS B-3, D-3 and D-4, that employee profit sharing should be reflected in the statement of income as an ordinary expense.

The Company estimates that the application of these new standards will not have a significant impact on the financial statements.

(3)	Foreign Currency Position -

At December 31, 2006 and 2005, foreign currency denominated assets and liabilities were as follows:

		Thousands of US dollars
		2006		2005
Current monetary assets	US$	321,428	US$	163,318

Current liabilities		(197,190)		(180,511)
Long-term liabilities		(7,175)		(36,095)
Total liabilities		(204,365)		(216,606)
Net assets (liabilities)	US$	117,063	US$	(53,288)

At March 30, 2007 and December 31, 2006, 2005 and 2004 the exchange rates were as follows (amounts in Mexican pesos):

	June 25,	December 31,
	2007	2006	2005	2004
U.S. dollar	Ps. 10.8080	Ps. 10.881	Ps. 10.777	Ps. 11.264

At December 31, 2006 and 2005, the Company had the following monetary position from foreign non-monetary assets, or from assets whose replacement cost can only be determined in U.S. dollars:

	Thousands of U.S. dollars
	2006	2005

Machinery and equipment, net	US$ 377,843	US$ 341,302
Inventories	391,091	287,043
	768,934	US$ 628,345

A summary of transactions carried out for the years ended December 31, 2006, 2005 and 2004, in U.S. dollars, excluding imports of machinery and equipment and including transactions of foreign subsidiaries is as follows:

	(Amounts in thousands)
	2006		2005		2004

Sales	US$	1,411,601	US$	650,508	US$	52,468
Purchases (raw material)		(812,091)		(392,269)		(78,422)
Other expenses (spare parts)		(8,016)		(7,522)		(4,898)
Interest expense		(1,170)		(3,478)		(28)

The exchange rate of the peso to the U.S. dollar used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has two foreign subsidiaries, whose combined assets, liabilities and stockholders’ equity are as follows:

		Thousands of U.S. dollars
	2006		2005
Current monetary assets	US$	135,619	US$	110,499
Inventories and prepaid expenses		381,606		278,157
Current liabilities		(166,866)		(121,745)
Working capital		350,359		266,911

Property, plant and equipment		143,232		139,787
Other assets and deferred charges		22,399		32,702
Long-term liabilities		(57,461)		(100,233)
Stockholders’ equity	US$	458,529	US$	339,167
(4)	Related party transactions and balances -

Transactions carried out with related parties for the years ended December 31, 2006, 2005 and 2004 were as follows:

		2006		2005		2004
Sales	Ps.	37,829	Ps.	24,807	Ps.	128,725
Purchases		6,711		1,648		11,004
Interest expense		2,945		-		-
Administrative services expenses		9,893		8,138		8,720

Balances due from/to related parties at December 31, 2006 and 2005 consist of the following:

Accounts receivable:		2006		2005
Administración de empresas CH, S.A. de C.V. (1)	Ps.	133	Ps.	2,539

Accounts payable:
Industrias CH, S.A. de C.V. (2)	Ps.	230,177	Ps.	475,775

(1) Affiliate company (2) Holding company

On September 2006, the Company through its subsidiary Republic entered into a subordinated demand promissory note with Industrias CH, the outstanding balance as of December 31, 2006 for this note is Ps. 230 million.  Interest accrues at a rate of 5.23% per annum.  The account payable to ICH at December 31, 2005 derives from the funds received to finance the acquisition of Republic.

(5)	Inventories -

Inventories are comprised of the following:

		2006		2005
Finished goods	Ps.	2,512,785	Ps.	3,014,199
Work in process		15,478		9,248
Billet		139,254		128,255
Raw materials and supplies		1,758,906		285,512
Materials, spare parts and rollers		90,462		135,864
Advances to suppliers and others		179,311		152,583
Goods in transit		182,775		62,628
		4,878,971		3,788,289

Less allowance for obsolescence		(3,986)		(4,135)
	Ps.	4,874,985	Ps.	3,784,154

(6)	Derivative financial instruments -

The Company uses derivative financial instruments primarily to offset its exposure to financial risks related to the price of natural gas. Derivative instruments currently used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of Comprehensive income in stockholders’ equity.

For the Mexican operations, at the end of 2006, the Company entered into these type of contracts with PEMEX Gas and Petroquímica Básica (PGPB) and Natgasmex, S.A. de C.V. (Natgasmex). This hedge will guarantee that a portion of the Company’s future consumption of natural gas with PGPB during 2007 will be paid at a fixed price of US$6.99 and US$7.23 per MMBtu (one million British Thermal Units) respectively in January 2007 and US$6.62 per MMBtu for the period from February to December 2007. With Natgasmex, the fixed price will be US$7.04 per MMBtu for the months of January and February 2007 and US$6.75 per MMBtu for the period from March to December 2007.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31, 2006 and 2005, the Company recorded Ps. 25.2 million and Ps. 36.3 million, respectively, as a cost of sales reduction resulting from settled transactions.

In Republic, natural gas swap contracts are used, generally for a term of up to one year. Republic recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges are adjusted to fair value through earnings. If the derivative is designated and qualifies for special hedge accounting, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. When a transaction is settled, the realized gain or loss is recognized in the results of operations as a component of cost of goods sold.

At December 31, 2006, the Company recognized a liability of Ps. 6,107, and at December 31, 2005 recognized an asset of Ps. 58,756, and a deferred tax asset of Ps.1,710 as of December 31, 2006, and a deferred tax liability of Ps.17,039 at December 31, 2005. Amounts recorded in stockholders’ equity as part of comprehensive income for the year ended December 31, 2006 were a loss of Ps. 46,114 and a gain of Ps.28,436 and Ps.2,444 for the years ended December 31, 2005 and 2004 respectively.

(7)	Property, Plant and Equipment-

Property, plant and equipment are comprised of the following:

		2006		2005
Buildings	Ps.	1,962,135	Ps.	1,949,825
Machinery and equipment		7,762,851		6,796,324
Transportation equipment		46,380		50,239
Furniture, mixtures and computer equipment		65,598		56,547
		9,836,964		8,852,935

Less: accumulated depreciation		3,183,200		2,601,816
		6,653,764		6,251,119

Land		525,512		530,648
Construction in progress (*)		123,075		541,770
Idle machinery and equipment		30,568		31,806
	Ps.	7,332,919	Ps.	7,355,343
(*)
Construction in progress corresponds primarily to improvements intended to increase the installed capacity. The completion date of these projects in progress at December 31, 2006 is scheduled for February 2008 and the pending investment amount is Ps. 305,834.

For the years ended December 31, 2006, 2005 and 2004 depreciation expense amounted to Ps. 340,545, Ps. 268,916 and Ps. 203,026 respectively.

Through December 31, 2006, 2005 and 2004, the Company has capitalized the comprehensive financing cost of buildings and machinery and equipment in the net amount of Ps. 505,884, Ps. 504,796 and Ps. 496,946, respectively.

In December 2004, Republic started to install the new machinery to produce strips and ingots at its plant in Canton, Ohio. The installation was intended to allow flexibility in the melting capacity and offset the price volatility of raw materials, as well as to increase the business of semi-finished goods. The Project concluded in June 2006 and production started. The cost was approximately 609 million pesos and the respective balance was transferred from Construction in Progress to Buildings and Machinery and Equipment. In June 2006, this machinery was temporarily considered idle, based on the sufficiency of the former machinery and market conditions. The new machinery has since been temporarily used, in conformity with market conditions.

At December 31, 2006, the specific restatement rate of machinery and equipment was greater than the NCPI, since a significant portion of such machinery is imported and the inflation factor of the country of origin and the fluctuation of the peso versus the respective currency were greater than the NCPI. At December 31, 2005 the foreign machinery and equipment specific restatement rate was lower than the NCPI.

(8)	Other assets, intangibles and deferred charges -

Other assets include primarily organization and preoperating expenses that are expressed at restated value, based on the NPCI. Amortization is computed by the straight-line method, based on the restated value in a period from 2 to 20 years.

As mentioned in note 15 a), as a result of the acquisition of Republic, the Company determined and recognized intangible assets at their fair value for a total of Ps. 324.3 million. At December 31, 2006 and 2005, intangibles amount to Ps. 180.9 and Ps. 296.1 million, net of amortization, respectively.

The values originally expressed at December 31, 2005 were adjusted in 2006 as a result of the insurance recovery described in note 15 a).

At December 31, 2006 and 2005, this item is comprised of the following:

		Cost		2006 Accumulated amortization		Balance as of Dec 31, 06		Cost		2005 Accumulated amortization		Balance as of Dec 31, 05
Registered Name Republic	Ps.	58,551	Ps.	-	Ps.	58,551	Ps.	73,890	Ps.	-	Ps.	73,890
Union agreements		94,327		65,449		28,878		119,050		24,290		94,760
Kobe Tech Contract		68,300		8,063		60,237		86,203		2,994		83,209
Listing of customers		35,777		2,535		33,242		45,160		942		44,218
Intangibles		256,955		76,047		180,908		324,303		28,226		296,077
Preoperating expenses		564,237		391,055		173,182		564,237		354,348		209,889
Other assets		122,601		10,914		111,687		135,696		2,041		133,655
	Ps.	943,793	Ps.	478,016	Ps.	465,777	Ps.	1,024,236	Ps.	384,615	Ps.	639,621

For the years ended December 31, 2006, 2005 and 2004 amortization amounted to Ps. 93,401, Ps. 67,757 and Ps. 26,902 respectively.

The estimated useful lives and amortization for the following five years are as follows:

	Value at	Useful	Amortization at December 31,	Estimated Future Amortization
	31-Dec-06	Life	2006	2007	2008	2009	2010	2011
Registered Name Republic	Ps. 58,551	Indefinite	Ps. -	–	–	–	–	–
Union Agreements	94,327	24.5 months	41,159	28,878	-	–	–	–
Kobe Tech	68,300	144 months	5,069	5,691	5,691	5,691	5,691	5,691
Listing of customers	35,777	240 months	1,593	1,784	1,784	1,784	1,784	1,784
Preoperating expenses	564,237	10 - 20 years	36,707	36,707	36,707	36,707	36,707	26,354
Other assets	122,601	10 - 20 years	8,873	8,873	8,873	8,873	8,873	8,873
	Ps. 943,793		Ps. 93,401	81,933	53,055	53,055	53,055	42,702

(9)	Accruals -

At December 31, 2006 and 2005, provisions consist of the following:

At December 31, 2006	Salaries and other payments to Personnel		Fees		Total

Balances at beginning of year	Ps.	11,224	Ps.	4,498	Ps.	15,722
Increases charged to operations		302,362		12,585		314,947
Payments		(296,711)		(11,901)		(308,612)
Balances at end of year	Ps.	16,875	Ps.	5,182	Ps.	22,057

At December 31, 2005

Balances at beginning of year	Ps.	5,517	Ps.	3,723	Ps.	9,240
Increases charged to operations		265,265		3,225		268,490
Payments		(259,558)		(2,450)		(262,008)
Balances at end of year	Ps.	11,224	Ps.	4,498	Ps.	15,722

(10)	Notes Payable, Debt and Medium-term Notes -

Debt -

At December 31, 2006 and 2005, debt is as follows:

		2006		2005
Debt with Ohio Department of Development	Ps.	-	Ps.	48,581
Revolving loan with General Electric Capital (GE Capital)		-		374,554
Medium-term notes		3,286		3,386
Total debt		3,286		426,521

Less current portion of debt		3,286		21,745
Long-term debt excluding current portion	Ps.	-	Ps.	404,776

(a)           Long-term debt

At December 31, 2005, Republic had a loan with Ohio Department of Development of US$4.3 million, of which US$1.6 million corresponded to the current portion. The project concluded in 2003. The initial amount of the loan was US$5.0 million, bearing 3% annual interest and maturing on the first day of each month, through the final maturity of July 2008. The loan was guaranteed by the project to modernize the 20-inch bar mill in the Lorain plant. The loan was fully repaid on March 1, 2006, therefore, Republic has no long-term debt as of December 31, 2006.

(b)           Revolving line of credit with General Electric (GE) Capital

At July 22, 2005, Republic had an available revolving line of credit with a guarantee of US$250 million with GE Capital. Such loan matures in May 2009 and may be rolled over through May 20, 2010, at the request of Republic, in writing. Effective November 1, 2005, the GE credit facility was amended to reduce the borrowing capacity from $250.0 million to $150.0 million to eliminate unnecessary liquidity and to provide for certain other changes.

At December 31, 2006, Republic had no outstanding borrowings and had issued US $8.0 million in letters of credit under the GE credit facility. At December 31, 2005, US $33.4 million was outstanding and letters of credit issued totaled US $3.3 million. Republic is required to pay an unused facility fee of 0.50% per annum. The advances under the GE credit facility are limited by the borrowing base, as defined in the GE credit facility as the sum of 85% of eligible accounts receivable plus 65% of eligible inventory. The amount available under the facility was approximately US $142.0 million at December 31, 2006.

Borrowings under the GE credit facility are secured by a first priority perfected security interest in all of Republic’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic’s subsidiaries.

Such loan bears interest based on one of the two following options which Republic shall chose at its own discretion: 1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin; or 2) the LIBOR plus the applicable margin. Effective January 1, 2006, the applicable margins were adjusted from  0.00% to 0.25% for the indexed rate and from 0.875%  to 1.25% for the loans at the LIBOR, based on the average daily availability of the preceding quarter. The amended agreement varies the margins on the unused facility fee from 0.50% to 0.375%.  Based on the last quarter of 2006, in accordance with the available daily rate, the initial margins for 2007 will be 0.00% for the indexed rate, 0.875% for the LIBOR, 0.5% for the commission on the unused credit and 0.875% applicable to the letters of credit.

The loan from GE Capital establishes a series of requirements, obligations and restrictive covenants, including limitations in capital and maintenance. Expenditures in capital investment for any fiscal year are limited to US$100.0 million, excluding expenditures on capital investments financed by earnings from insurance recoveries. Expenditures in capital investment were limited to US$40 million prior to November 1, 2005. At December 31, 2006, the Company was in compliance with all such requirements, obligations and restrictive covenants established in the loan with GE Capital.

(11)	Seniority Premiums and Termination Payments -

The cost, obligations and other components of seniority premiums and termination payments were determined based on computations made by independent actuaries at December 31, 2006, 2005 and 2004.

The components of the net period cost for the years ended December 31, 2006, 2005 and 2004 corresponding to seniority premiums and termination benefits are as follows:

	2006		2005		2004
Net period cost:
Labor cost	Ps.	2,776	Ps.	2,956	Ps.	613
Financial cost		961		1,094		332
Amortization of transition liability		1,180		1,166		340
Amortization of prior service cost and plan amendments		149		204		98
Effect of cancelled obligations		203		(32)
Net period cost (1)	Ps.	5,269	Ps.	5,388	Ps.	1,383

(1)      The net cost for the year ended December 31, 2006 includes the amount of Ps. 3,068 for termination payments.

An analysis of the present value of benefit obligations is as follows:

	2006		2005
Projected benefit obligations	Ps.	23,795	Ps.	22,486

Unamortized items:
Transition liability		(8,715)		(9,828)
Prior service cost and plan amendments		(385)		(369)
Actuarial gains and losses		1,560		1,353
Additional liability		6,040		6,803

Net projected liability recognized in consolidated balance sheets (2)	Ps.	22,295	Ps.	20,445

(2)      The net projected liability as of December 31, 2006 includes Ps. 8,399 corresponding to termination payments.

The net projected liability as of December 31, 2005 includes US $596 (Ps. 6.3 million) related to a defined retiree health care plan of Republic which is one of the Company’s subsidiaries located in the USA. The plan assumed a health care cost rate for the year of 10% and covers approximately 14 employees. Through a Settlement Agreement signed August 25, 2006, by the Company and the Union, this plan was terminated effective September 1, 2006. The Settlement Agreement states that any current or future employee age 59-1/2 or older with at least five years of service shall be paid a Special Retirement Cash Allowance of US $5,000.

The most significant assumptions used in determining the net period cost of the plans are as follows:

For the Mexican operations:

	2006	2005
Actual discount rate used to reflect current value of obligations	4.5%	4.5%
Actual rate of future salary increases	1%	1%
Actual expected return rate of plan assets	4.5%	4.5%

(12)	Other employee benefit plans -

From the companies of the group only Republic offers other benefit plans for its employees. 83% of the production workers are insured by collective contracting with the United Steelworkers of America. The collective contract expires on August 15, 2007 (labor agreement). From the

Mexican operations, approximately 60% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

The labor agreement provides a defined health and retirement contribution program and pension benefits. Republic is required to make a contribution for every hour worked. The contribution amount was  3.5 U.S. dollars (actual amount) for every hour worked through August 16, 2005, and 3.8 U.S. dollars (actual amount) for every hour worked thereafter until the expiration of the labor agreement. For the year ended December 31, 2006 the Company recorded an expense in the statement of income of Ps 169.7 million. For the period from July 22 to December 31, 2005, the related expense recorded in the statement of income amounted to Ps. 71.5 million.

The labor agreement includes an employee profit sharing program, to which the Company must contribute 15% of its quarterly earnings exceeding 12.5 million of U.S. dollars. For the year ended December 31, 2006 the Company recorded an expense in the statement of income of Ps. 90 million. For the period from July 22 to December 31, 2005, the related expense recorded in the statement of income amounted to Ps. 7.6 million.

Republic has a defined retirement contribution plan which covers virtually all of its non-union salaried employees. This plan is designed to provide retirement benefits through the Company’s contributions and deferred employee compensation. Republic contributes   to this plan each payment period based on the age and length of service of its personnel at January of each year. The contribution amount is equal to the base salary multiplied by the appropriate percentage as determined based on the worker’s age and years of service. The full contribution percentage is acquired upon completing 5 years of service. Furthermore, workers are allowed to make contributions to a savings plan (commonly known as 401(k) in the United States) through wage discounts. Republic grants a contribution of 25% of the first 5% of wages that the worker chooses to contribute. Workers eventually acquire over time a 100% match of 401(k) contributions from the Company. For the year ended December 31, 2006 Republic recorded an expense in the statement of income of Ps. 26.1 million and for the period from July 22 to December 31, 2005, the related expense amounted to Ps. 12 million on retirement contribution plans and 401(k) contribution plans.

Republic has an employee profit sharing plan for non-union salaried workers, excluding a select group of managers and officials. Republic contributes 3% of quarterly earnings exceeding 12.5 million of U.S. dollars before taxes. For the year ended December 31, 2006 Republic recorded an expense of Ps. 20.7 million and for the period from July 22 to December 31, 2005, the expense recorded in income amounted to Ps. 1.1 million.

In 2006 Republic established a compensation plan for key officials. This plan is based on the achievement of “EBITDA” (Earnings Before Income Taxes, Depreciation and Amortization) established in the budget. For the period from July 22 to December 31, 2005 the compensation was based on the achievement of corporate and individual objectives which include financial results, improvement in product yield, energy use and safety standards and cash flow. For the year ended December 31, 2006 the Company recorded 1.1 million of pesos for the related expense. For the period from July 22 to December 31, 2005, no expense was recorded for this plan.

Republic offered an administrative compensation plan to a select group of managers and officials. The compensation is based on the achievement of corporate and individual objectives which include financial results, improvement in product yield, energy use and safety standards and cash flow. For the period from July 22 to December 31, 2005, Republic recorded no expense for this plan. In regards to the acquisition of Republic on July 22, 2005, the Company assumed the accumulated liability for this plan of 0.9 millions of dollars, which was paid in January 2006. The

Company also assumed an incentive compensation for the C.E.O. of 0.5 millions of dollars which was paid in January 2006. In 2006 this plan was substituted by the compensation plan for key officials.

Republic has a deferred compensation plan that covers certain key workers. The plan allows the worker to defer an annual amount of his/her base salary and grants an annual fixed contribution by Republic based on a percentage of salary. For the year ended December 31, 2006 Republic recorded an expense of 1.1 millions of pesos and for the period from July 22 to December 31, 2005, there was a related expense recorded of 1.1 millions of pesos.

(13)	Income tax, asset tax and employee profit sharing -

I) Income tax

a)
The Company consolidates its taxable income through ICH, the parent company. Under Mexican Income Tax Law, ICH and each of its subsidiaries calculate their taxes individually, and have the obligation to pay the minority part of such taxes directly to the Mexican Tax Authorities. The majority interest for consolidated tax purposes is paid through the holding company. The Company computes its tax provision on a stand alone basis.

Under current tax regulations, companies must pay the greater between income tax and asset tax.

An analysis of income tax charged to results of operations for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
Current income tax Mexican subsidiaries	Ps.	87,134	Ps.	128,658	Ps.	21,851
Current income tax foreign subsidiaries		518,436		(46,685)		2,067
Deferred income tax Mexican subsidiaries		521,890		42,185		331,291
Deferred income tax foreign subsidiaries		(189,093)		73,307		–
Amortization of deferred credit (Note 2n)		(351,025)		(69,445)		–
Total income tax	Ps.	587,342	Ps.	128,020	Ps.	355,209

b)	At December 31, 2006 and 2005, deferred taxes were analyzed as follows:

	2006		2005
Deferred tax assets: Allowance for bad debts	Ps.	41,579	Ps.	62,920
Liability provisions		107,076		110,192
Advances from customers		601		23,148
Tax loss carryforwards		21,163		327,497
Derivative financial instruments		1,710		-
Recoverable asset tax		170,808		107,442
Total gross deferred assets		342,937		631,199
Less valuation allowance		110,210		70,637
Deferred assets, net		232,727		560,562

Deferred tax liabilities:
Inventories		413,022		412,715
Derivative financial instruments		-		17,039
Property, plant and equipment		1,413,668		1,289,005
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		340,641		313,712
Preoperating expenses		69,696		92,255
Other		4,304		28
Total deferred liabilities		2,241,331		2,124,754
Deferred liabilities, net	Ps.	2,008,604	Ps.	1,564,192

c)
At December 31, 2006, 2005 and 2004 the tax expense attributable to income before income tax, employee profit sharing and minority interest differed from the expense computed by applying the income tax rate of 29% in 2006, 30% in 2005 and 33% in 2004 to income before these provisions and minority interest. An analysis is as follows:

	2006		2005		2004
Expected tax expense	Ps.	841,542	Ps.	461,605	Ps.	616,205
Increase (decrease) resulting from:
Net effect of inflation		17,410		31,635		36,208
Adjustments for enacted changes in tax laws and rates		–		–		(298,199)
Change in valuation allowance of deferred tax assets (1)		39,573		(136,796)		(1,588)
Majority asset tax		6,543		6,037		11,120
Effect of beginning inventory due to change in tax laws and corporate restructure (2)		–		(434,743)		–
Deferred credit amortization (3)		(351,025)		(69,445)		–
Additional liability (2)		-		313,712		–
Others, net		33,299		(43,985)		(8,537)
Income tax expense	Ps.	587,342	Ps.	128,020	Ps.	355,209

(1)
At December 31, 2006, 2005 and 2004 the valuation allowance for deferred assets was Ps. 110,210, Ps. 70,637 and Ps. 207,433, respectively. For the years ended December 31, 2006, 2005 and 2004, the net change in the valuation allowance was an increase of Ps. 39,573 and a decrease of Ps. (136,796) and Ps. (1,588) respectively.. In 2004, the Company had a valuation allowance that covered almost the total amount of the recoverable asset tax and tax loss carryforwards due to the uncertainty of their recovery. However, in 2005 the Company recovered part of the recoverable asset tax and reduced deferred tax assets by Ps. 86,882. As a result of the asset tax recovery, the Company estimated that a higher amount of deferred tax assets is more likely than not to be recovered, consequently it reduced its valuation allowance on its deferred tax asset as of December 31, 2005. For the year ended December 31, 2006 the Company has determined that part of the recoverable asset tax generated in the period will not be recovered and has increased its reserve by Ps. 39,573.

(2)
In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as a non-deductible expense and instead, purchases of inventory and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a deferred tax liability because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transition rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue. However, during 2005 the Company recorded a tax benefit of Ps. 434,743, because of the non-accumulation, in the coming years, of its inventory balance at December 31, 2004 in compliance with the specific transition rules of MITLA as a result of a corporate restructuring (liquidation of its Subsidiary, COSICA) of the Company.

Also, the Company recorded an additional deferred tax liability for the amount of Ps. 313,712 to account for the difference in net income of the 2005 period for which the Company did not pay taxes (See Note 14c). This additional tax liability primarily relates to the inventory item and tax law change described above as it is the primary source of income for which the Company did not pay taxes.

(3)    Benefit in deferred taxes derived from net operating losses obtained through the OAL acquisition (Note 15 b).

The effective tax rates for the fiscal years ended December 31, 2006, 2005 and 2004 were 20%, 8.7% and 19.02% respectively. The effective income tax rate during 2005 had a significant improvement that was the result of a corporate restructure. These changes resulted in favorable tax differences that had a one time impact in the effective income tax rate for the year ended December 31, 2005.

In December 2004, a decrease in the income tax rate was approved from 33% in 2004, to 30% in 2005, 29% in 2006 and 28% for 2007 and subsequent years.

d)
The Company has available tax loss carryforwards which can be applied against earnings generated in the following ten years, and indexed for inflation, following the procedures established by the Income Tax Law in force.

At December 31, 2006 there were available tax loss carryforwards and refundable asset tax, restated for inflation, as follows:

			Restated amount at
			December 31, 2006
Year of origin	Year of expiration		Tax loss carryforwards		Recoverable Asset tax
1997	2007	Ps.	4,684	Ps.	8,983
1998	2008		8,857		20,968
1999	2009		3,421		16,918
2000	2010		668		18,706
2001	2011		399		15,297
2002	2012		0		3,213
2003	2013		4,466		1,754
2004	2014		11,440		2,108
2005	2015	(1)	1,894,053		3,757
2006	2016		49,130		79,104
		Ps.	1,977,118	Ps.	170,808

(1)      Includes tax loss carryforwards as described in Note 15 b.

II)	Asset tax

Asset tax is levied at the rate of 1.8% and is payable on the average value of most assets net of certain liabilities. Asset tax may be credited against income tax and is payable only to the extent that it exceeds this tax. Asset tax paid can be requested for refund to the extent that the income tax exceeds this tax in the following ten years. For the years 2006, 2005 and 2004 the Company determined an asset tax of Ps. 79,104 Ps. 26,096 and Ps. 4,670, respectively.

III)	Employee profit sharing

Employee profit sharing is determined basically on taxable income, excluding the inflation component and the restatement of depreciation expense. For the years 2006, 2005 and 2004, the Company’s employee profit sharing was immaterial and such amount is presented as part of the year’s income tax for Mexican operations.

(14)	Stockholders’ equity -

The most significant characteristics of stockholders’ equity accounts are described below:

(a)	Structure of capital stock -

i)
Article 22 of the Securities Market Law, which came into effect on June 28, 2006, requires that corporations whose shares are listed on the National Registry of Securities include in their business name the term “Bursátil” (that means stock-exchange) or its abbreviation "B".  Accordingly, at an extraordinary meeting held on October 24, 2006, the stockholders approved, among other resolutions, to amend clause FIRST of the Company’s by-laws, to conform with the provisions of the mentioned Article and from such date onwards “GRUPO SIMEC” shall be followed by the expression SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE, or the initials “S.A.B. DE C.V.”

ii)
During the year 2006, some minority stockholders exercised their preemptive rights to subscribe and pay the increase in the variable portion of the capital stock declared on April 29, 2005, and made a contribution of Ps. 37,298 (Ps. 36,110 nominal, value of shares  Ps. 14.59) and a stock premium of Ps. 89,005 (Ps. 86,170 nominal, premium of Ps. 34.81 per share) through the subscription and payment of 2,475,303 shares, cancelling 252,367 shares that were not subscribed  or paid.

iii)
At an extraordinary meeting held on April 29, 2005, the stockholders agreed to convert 15,000,000 shares owned by ICH, consisting of variable capital stock with a nominal theoretical value of Ps. 218,823, into fixed capital shares. At the same meeting, the stockholders approved a stock split of the total shares representing the capital stock (3 new shares per each outstanding share) to increase the number of shares and their securitization. The Company’s Board of Directors is delegated the power to approve, on the date the Board considers appropriate, the terms and conditions under which the Company shall perform the approved split and the Secretary of the Board shall be advised as to how and when to proceed with the cancellation of the replaced shares received once all the Company’s shares have been exchanged.  On May 30, 2006 the Board of Directors effected the 3-for-1 stock split. All the information relating to the shares and outstanding shares has been restated retroactively to reflect the 3-for-1 stock split.

iv)
At an ordinary meeting held on April 29, 2005, the stockholders agreed to increase the variable portion of the capital stock by Ps. 110,320 (Ps. 103,785 nominal amount) by issuing 7,114,285 ordinary or common series “B” shares, of which 4,386,615 shares were subscribed and paid in by ICH through the capitalization of contributions for future increases in capital of  Ps. 70,309 (Ps. 63,992 nominal amount) and a stock Premium of Ps. 168,457 (Ps. 152,707 nominal amount). The remaining 2,727,670 shares are to be offered to the rest of the Company’s stockholders, with prior authorization of the National Registry of Securities, so as to provide them the opportunity to exercise their preemptive rights to subscribe and pay in the capital increase in proportion to their stock holding (see Note 18). It was agreed that the Ps. 34.81 (actual amount) difference between the nominal theoretical value of the shares of Ps. 14.59 (actual amount) and the subscription price of the shares of the capital increase of Ps. 49.40 (actual amount) would be recorded by the Company as a stock premium.

v)
During the year 2004, some minority stockholders exercised their preemptive rights to subscribe and pay in the increase in variable capital stock declared on November 19, 2003, contributing Ps. 25,528 (Ps. 22,902 historical amount) through the subscription and payment of 1,569,962 shares. A total of 301,153 shares that were neither subscribed nor paid in were cancelled.

vi)
At a Board of Directors’ meeting held on December 3, 2004, it was resolved to record Ps. 238,089 (Ps. 216,698 nominal amount) as contributions for future capital stock increases corresponding to various contributions by Industrias CH, S.A. de C.V., for the purpose of having the Company and CSC acquire the assets of the steel plants located in Tlaxcala and Puebla, as well as for the assignment of a technical assistance agreement derived from such acquisition.

Subsequent to the above-mentioned resolutions and activities, the Company’s capital stock aggregates Ps. 3,631,235, represented by 421,214,706 common series “B” shares with no par value. Such shares may be subscribed and paid in by both Mexican and foreign individuals or companies.

Shares outstanding for 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Common series “B” shares	421,214,706	413,788,797	340,628,952

Each share has the right to one vote at stockholders’ meeting. Minimum fixed capital not subject to withdrawal is Ps. 441,786 nominal amount.

(b)	Comprehensive income -

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net income:

	2006		2005		2004
Net income	Ps.	2,314,527	Ps.	1,341,215	Ps.	1,512,130
Result from holding non monetary assets (1)		133,903		(501,189)		94,525
Deferred taxes applied to result from holding non-monetary assets		(37,493)		140,333		(26,389)
Fair value of derivative financial instruments		(64,863)		39,957		3,493
Deferred taxes in fair value of derivative financial instruments		18,749		(11,521)		(1,049)
Effect of translation of foreign subsidiaries, net		(80,012)		15,540		-
Total	Ps.	2,284,811	Ps.	1,024,335	Ps.	1,582,710

(1)      Includes primarily the result from holding nonmonetary assets due to fixed assets.

(c)	Restrictions on stockholders’ equity -

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the capital stock issued and outstanding.At December 31, 2006, the legal reserve aggregates Ps. 333,009.

Stockholder contributions, which are restated for tax purposes, may be refunded tax-free, provided that the reimbursed amount is equal to or in excess of the Company’s stockholders’ equity.

Earnings distributed on which no income tax has been paid, as well as other stockholders’ equity account distributions are subject to income tax, payable by the Company, at the rate of 28%, consequently, the stockholders may only receive 72% of such dividends.

(15)	Acquisitions-

(a)
On July 22, 2005, the Company and ICH acquired the outstanding shares of Republic through their subsidiary, SimRep Corporation (a U.S. corporation). Such transaction was valued at US$245 million, of which US$229 million corresponds to the purchase price and US$16 million corresponds to the direct cost of the business combination. The Company contributed US$123 million to acquire 50.2% of the representative shares of SimRep Corporation and ICH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the stock purchase agreement, the Company acquired the right to a portion of the reimbursement from an insurance claim unresolved as of the purchase date.  On April 24, 2006 a Liquidation resolution was issued and the Company received a payment of approximately USD 39 million (421 million pesos), net of the payment to the former stockholders and professional fees of USD 20 million (218 million pesos). Due to this refund, the Company re-allocated the acquisition price to reflect the fair value of the assets acquired and the liabilities assumed. The following table summarizes the related effect. The Company and ICH acquired Republic to increase their presence in the U.S. market.

The fair value of the assets acquired amounted to USD 474 million, which was in excess of the acquisition cost of USD 245 million, giving rise to a negative goodwill of USD 229 million, which was allocated proportionally to all non-current assets. The factors that led to the negative goodwill include the fact that the acquisition cost to the Company was favorable since the seller was a short-term investor who had previously acquired Republic out of bankruptcy. The purchase price paid for Republic was the result of the negotiations carried out with the previous owner based on the business expectations of Republic at that time. This negotiated cost was less than the sum of the net fair values of the individual assets acquired and liabilities assumed. The fair value of the net assets acquired, after the allocation of the negative goodwill is as follows:

	As originally recorded	Subsequent to insurance recovery
Current assets	Ps. 4,554,029	Ps. 4,975,583
Property, plant and equipment	1,318,905	1,101,152
Intangibles and deferred charges	381,994	320,653
Other assets	63,085	61,114
Total assets	Ps. 6,318,013	Ps. 6,458,502

Current liabilities	1,761,142	1,901,632
Long-term debt	718,543	718,543
Renewable credit	773,848	773,848
Deferred taxes	292,430	292,430
Other long-term debt	74,740	74,739
	3,620,703	3,761,192
Net assets acquired	Ps. 2,697,310	Ps. 2,697,310

The following combined pro forma financial information (unaudited) for 2005 and 2004 is based on the Company’s historical financial statements, adjusted to include the effects of the acquisition of Republic and certain accounting adjustments related to the net assets of the acquired company.

The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2005 and 2004, respectively, and is based on the available information and certain assumptions that management considered reasonable.

The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company’s results of operations.

	2005 (unaudited)		2004 (unaudited)
Net sales	Ps.	23,136,757	Ps.	21,988,576
Marginal profit		3,953,823		4,345,765
Net income	Ps.	1,511,609	Ps.	2,057,148
Earnings per share (Actual Mexican pesos)		3.65		5.16
Tons sold		2,683,312		2,612,178

(b)
On July 20, 2005, the Company acquired the shares of OAL, a subsidiary of Grupo TMM, S.A. de C.V. for Ps. 137 million, to make it the operating company of the three plants in Mexico. The transaction resulted in a deferred credit of Ps. 420,471.

The consolidated financial position at the date of the acquisition, restated at December 31, 2006 is as follows:

Current assets	Ps. 1,040
Deferred tax assets	544,547
Net assets acquired	Ps. 545,587

OAL had accumulated NOLs of Ps. 1,376,946 that could be offset against future taxable income. However the recorded financial effect of this tax benefit is Ps. 544,547 (See Note 13d). Since OAL had no operations before the acquisition, no pro forma results from operations are included here.

(c)
On August 9, 2004, the Company acquired the inventories, land, buildings, machinery and equipment and assumed the labor obligations of the Apizaco, Tlaxcala and Cholula, Puebla plants that were owned by Atlax, S.A. de C.V. and Operadora Metamex, S.A. de C.V. (the sellers). The purchase amounted to approximately

US 120 million. The Company began operating the Tlaxcala and Puebla plants on August 1, 2004.

A summary of the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, restated for inflation through December 31, 2006 is as follows:

Current assets (inventories)	Ps.	141,036
Property, plant and equipment		1,302,142
Prepaid technical assistance		89,460
Total assets acquired		1,532,638

Labor liabilities		3,565
Net assets acquired	Ps.	1,529,073

The following combined pro forma financial information (unaudited) for 2004 is based on the Company’s historical financial statements, adjusted to include the effects of the acquisition of the Tlaxcala and Puebla facilities and certain accounting adjustments related to the net assets of the acquired companies.

The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2004, respectively, and is based on the available information and certain assumptions that management considered reasonable.

The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company’s results of operations.

Net sales	Ps.	7,448,559
Marginal profit		2,882,422
Net income	Ps.	1,576,902
Earnings per share (Actual Mexican pesos)		3.95
Tons sold		978,969

(16)	Segments-

The Company segments its information by region, due to the operational and organizational structure of its business. The Company’s sales are made primarily in Mexico and the USA. The Mexican segment includes the plants in Mexicali, Guadalajara and Tlaxcala. The USA segment includes Republic’s seven plants acquired on July 22, 2005, of which six are located in the USA (distributed in the states of Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% of the segment’s total sales. Both segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

		For the year ended December 31, 2006
Results		Mexico		USA		Operations between segments		Total
Net sales	Ps.	7,737,973	Ps.	15,169,833	Ps.	(218,403)	Ps.	22,689,403
Cost of sales		4,805,518		13,872,120		(217,701)		18,459,937
Marginal profit		2,932,455		1,297,713		(702)		4,229,466
Indirect overhead, selling and administrative expenses		739,838		550,525		13,846		1,304,209
Operating income		2,192,617		747,188		(14,548)		2,925,257

Financial income (expenses), net		46,078		(794)		-		45,284
Exchange loss, net		(36,110)		-		-		(36,110)
Result on monetary position		(88,550)		14,069		4,091		(70,390)
Other income, net		36,892		936				37,828
Income before income tax		2,150,927		761,399		(10,457)		2,901,869

Income tax		257,999		329,343		-		587,342
Net income	Ps.	1,892,928	Ps.	432,056	Ps.	(10,457)	Ps.	2,314,527

Other information
Total assets	Ps.	10,167,159	Ps.	7,241,930	Ps.	-	Ps.	17,409,089
Depreciation and amortization		261,324		158,776		13,846		433,946
Additions of property, plant and equipment, net		73,220		329,346		-		402,566

		For the year ended December 31, 2005
Results		Mexico		USA		Total
Net sales	Ps.	6,932,483	Ps.	6,472,162	Ps.	13,404,645
Cost of sales		4,620,371		6,100,904		10,721,275
Marginal profit		2,312,112		371,258		2,683,370
Indirect overhead, selling and administrative expenses		772,095		280,402		1,052,497
Operating income		1,540,017		90,856		1,630,873

Financial income (expenses), net		21,845		(38,106)		(16,261)
Exchange loss, net		(77,822)		-		(77,822)
Result on monetary position		(53,400)		(2,075)		(55,475)
Other income, net		(23,675)		11,595		(12,080)
Income before income tax		1,406,965		62,270		1,469,235

Income tax		101,398		26,622		128,020
Net income	Ps.	1,305,567	Ps.	35,648	Ps.	1,341,215

Other information
Total assets	Ps.	8,854,505	Ps.	6,226,860	Ps.	15,081,365
Depreciation and amortization		265,224		71,448		336,672
Additions of property, plant and equipment, net		134,691		386,060		520,751

For the year ended December 31, 2005 no transactions were conducted between segments. For the year ended December 31, 2004 the only segment was Mexico.

The Company’s net sales to foreign or regional customers during 2006, 2005 and 2004 are as follows:

	Sales
		2006		2005		2004
Mexico	Ps.	7,309,704	Ps.	6,083,840	Ps.	5,457,614
USA		14,277,783		6,962,013		647,693
Canada		631,730		349,496		-
Latin America		64,825		8,761		2,526
Other (Europe)		405,361		535		2,185
Total	Ps.	22,689,403	Ps.	13,404,645	Ps.	6,110,018

(17)	Commitments and contingent liabilities -

Commitments-

(a)
As discussed in note 6 to the consolidated financial statements, the Company uses natural gas cash-flow exchange contracts or swaps to manage fluctuations in the cost of natural gas. Contracts generally do not exceed beyond one year. The coverage will guarantee a portion of the Company’s natural gas consumption in 2007 at a fixed price. The fair value of the contracts is disclosed in Note 6.

(b)
As regards the transactions in the USA, US Steel is the main supplier of raw materials, iron and coke and several agreements have been entered into for the supply during 2005. On November 30, 2006 the Company entered into an agreement with US Steel to supply coke for 2007. On August 30, 2006 an agreement was made with US Steel to supply iron ore during the first quarter of 2007. During 2006 the Company started purchasing coke from four additional suppliers, of which two represented 59% of the coke requirements. Also during 2006, the Company purchased iron ore from seven different suppliers, of which two represented approximately 48% of the Company’s  requirements of iron ore.

(c)
Republic has certain operating lease agreements for equipment, office space and computer equipment, and such agreements cannot be cancelled.  The rent will expire on different dates through 2012. During the year ended December 31, 2006 and the period from July 22 to December 31, 2005, the rent expense related to such agreements aggregated 84.9 millions of pesos and 42.4 millions of pesos, respectively. At December 31, 2006, the total minimum rental payments in accordance with such agreements that cannot be cancelled aggregate 22.9 millions of pesos in 2007, 19.6 millions of pesos in 2008, 15.2 millions of pesos in 2009, 8.7 millions of pesos in 2010 and 6.5 millions of pesos in 2011 and 1.1 millions of pesos in subsequent years.

(d)
As is the case for most steel producers in the USA, Republic may incur in material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in Republic’s facilities. A reserve with a balance of USD$3.6 million at December 31, 2006 was recorded in the prior year to meet possible environmental liabilities and compliance activities. The current and non-current portions of the environmental reserve are included in the attached consolidated balance sheet, as “Other accounts payable and accrued liabilities” and “Other long-term liabilities”, respectively. Republic has no knowledge of  any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish a reserve at this time. However, the future regulatory actions regarding past administrative waste practices at the installations of Republic as well as future amendments to the applicable legislation and regulations could represent significant expenses which materially affect the future financial performance of Republic.

(e)
Republic has an agreement with the USWA to manage health insurance benefits for Republic workers of the USWA while they temporarily do not render their services, and to administer monthly contribution payments to the Steelworkers' Pension Trust by local union officers while they work for the union.   To fund this program, in February 2004, the USWA granted an initial contribution of 2.5 million of U.S. dollars in cash to be used to provide health insurance benefits and 0.5 million of U.S. dollars to provide benefits for pensions for those who work in the steel industry. At December 31, 2006, the balance of this cash account aggregated  2.6 million of U.S. dollars. The Company has agreed to continue managing these programs until the fund is completely exhausted. Republic will provide the USWA with periodic reports on the fund's status. At December 31, 2006, the cash account balance is included in Other assets and the related liability is included in Other long-term liabilities in the attached consolidated balance sheets.

Contingent liabilities -

(f)	California Regional Water Control Board, CRWCB

In 1987, Pacific Steel, Inc. (“Pacific Steel” or “PS”), a subsidiary of Simec based in National City in San Diego County, California, received a notice from the California Regional Water Control Board, San Diego Region (the “Regional Board”), which prohibited Pacific Steel from draining into the street waters from spraying borax (waste resulting from the process of the scrap yard). This and other subsequent requirements obligated Pacific Steel to (i) stop operations in the scrap yard, (ii) send an enclosure of the borax which was stored in its yards and (iii) take samples of the soil where the borax was found. The result of this study was that the residual metal contents represented no significant threat to the quality of water. The CRWCB approved the program to monitor both the soil and certain layers submitted by Pacific Steel. In December 2002, the CRWCB notified Pacific Steel that the jurisdiction to decide on the case had been transferred to the DTSC (Department of Toxic Substances Control). Further, the DTSC informed PS that the case would be resolved simultaneously with the other pending issues described below.

In 1996 PS discovered a hydrocarbon deposit in its property and the CRWCB determined that PS was responsible. At the end of 2000 the CRWCB approved the remediation plan to treat the contaminated soil submitted by PS, which concluded in November 2001. In August 2002, with the results obtained from the study of the soil, PS successfully presented to CRWCB the final report of the work activities performed. In December 2002 the CRWCB notified PS that the jurisdiction to decide on the case had been transferred to the DTSC (Department of Toxic Substances Control). Further, the DTSC informed PS that the case would be resolved simultaneously with the other pending issues described below.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’ Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, the department filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay US$235.0 (payable in four payments of US$58.75 over the course of one year) for fines of US$ 131.25, the department's costs of US$45.0 and an environmental project of US$58.75.  All these payments were duly made by PS.

In August 2004 PS and the DTSC entered into a corrective action consent agreement. In September 2005 the DTSC approved the Corrective Measures Plan presented by PS, provided it obtained permits from the corresponding local authorities. The remediation work activities started in November 2006, once the permits were available.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the Company created an allowance for this contingency at December 31, 2002, of approximately US$1.7 million. At December 31, 2006 the allowance amounts to Ps. 11,635 (US$1.1 million).

Community Development Commission, CDC

The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for US$6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the Company to remain in the area.

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal prepared by independent experts.  Such appraisal caused a decrease in the value of part of the land of

Ps. 23,324 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

(g)	Nullity suit with the Mexican Federal Tax.

On July 2, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 93,045 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. CSG currently awaits the authorities’ response to the suit. According to Company management and its legal advisors, there are reasonable grounds on which to obtain a favorable resolution for CSG, therefore, no reserve was recorded.

The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

(18)	Subsequent events -

At an extraordinary meeting held on October 24, 2006, the stockholders resolved to increase the Company’s capital stock through a public offering of 60,000,000 shares in both the domestic and international markets.

On February 8, 2007 the offering price per share of the primary global offer of issuance (the Offer) of up to 52,173,915 of the Company’s representative shares of the capital stock was established at 45.70 pesos per share.  The offering price of the ADSs (American Depositary Shares) was US$12.50 per ADS. Each ADS represent 3 Series B shares.

Additional to the 52,173,915 shares, the Company granted the intermediary brokers participating in the Offer an over assignation option in respect of 7,826,085 additional Series B shares.

The National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Securities and Exchange Commission (SEC) authorized the Offer in January 2007.   Registration was made of the portion of the Offer to be conducted in Mexico’s Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") on February 9, 2007.  The sale of the shares resulting from the Offer and the transactions corresponding to 52,173,915 of the Company’s shares conducted on February 9, 2007, were paid on February 13, 2007. The related proceeds from this placement amounted to US$121.9 million (net of commission) for the international offer and 984 million pesos (net of commission) for the offer in Mexico.

A 1,232,990 of Company’s shares corresponding to the over assignation was settled on March 15, 2007. The related proceeds amounted to US$2.4 million (net of commission) for the international offer and 28.1 million pesos (net of commission) for the offer in Mexico.

The net proceeds will be used for investments in assets intended to increase the capacity of several of the plants in the USA, Mexico and Canada, for other additions in Mexico or abroad as well as a new steel plant that will increase the market participation and strengthen the Company’s business strategy.  To this date the Company has not determined the amount of resources intended for this purpose, since the related negotiations have not initiated.

(19)	Differences between Mexican financial reporting standards and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican financial reporting standards (Mexican GAAP), which differ in certain significant respects from United States generally accepted accounting principles (US GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under MFRS B-10, as amended. The following reconciliation to US GAAP does not include the reversal of the adjustments for the effects of inflation, since the application of MFRS B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2006, with an explanation of the adjustments.

Reconciliation of net income:

	2006		2005	2004
Net income as reported under Mexican GAAP	Ps.	2,314,527	1,341,215	1,512,081
Inventory indirect costs		69,867	(4,092)	6,056
Depreciation on restatement of machinery and equipment		(12,914)	(25,658)	(24,887)
Others		-	-	(657)
Deferred income taxes		(26,336)	(5,888)	(47,243)
Deferred employee profit sharing		48	48	16
Pre-operating expenses, net		29,620	26,902	29,618
Amortization of gain from monetary position and exchange loss capitalized under Mexican GAAP		7,483	7,483	7,483
Minority interest of reconciling items		(24,071)	-	-
Minority interest of the period		(212,352)	(18,082)	-
Total US GAAP adjustments		(168,655)	(19,287)	(29,614)

Net income under US GAAP	Ps.	2,145,872	1,321,928	1,482,467

Weighted average outstanding basic		420,339,873	137,929,599	132,972,749

Net earnings per share (actual pesos)	Ps.	5.11	9.58	11.15

Weighted average outstanding basic after split (1)		420,339,873	413,788,797	398,918,247

Net earnings per share (actual pesos) after split	Ps.	5.11	3.19	3.72

(1)	As explained in Note 14 a) the Company affected a 3 for 1 stock split on May 30, 2006. This information presents the retrospective effect on the Earnings per Share after the split.

In 2006 the Company recorded Ps. 15,233 under other income which was reclassified under operating income for U.S. GAAP purposes.

In 2005 the Company recorded Ps. 39,767 under other expenses which were reclassified under operating expenses for U.S GAAP purposes.

There are several entries recorded in other expenses in 2004 under Mexican GAAP, which amounts approximately Ps. 35,749 that accordingly with US GAAP should be presented as operating expenses.

Reconciliation of stockholders’ equity:

	2006		2005	2004

Total stockholders’ equity reported under Mexican GAAP	Ps.	12,505,145	9,953,942	7,078,596

Minority interest included in stockholders’ equity under Mexican GAAP		(2,173,351)	(1,868,748)	(333)
Minority interest of reconciling items		(24,071)	-	-
Inventory indirect costs		82,743	12,876	16,967
Restatement of machinery and equipment		445,419	609,055	288,327
Accrued vacation costs		-	(636)	(657)
Deferred income taxes		(43,935)	(59,744)	38,347
Deferred employee profit sharing		725	773	725
Pre-operating expenses		(189,955)	(219,575)	(246,477)
Gain from monetary position and exchange loss capitalized, net		(181,297)	(188,780)	(196,264)

Total approximate US GAAP adjustments		(2,083,722)	(1,714,779)	(99,365)
Total stockholders’ equity under US GAAP	Ps.	10,421,423	8,239,163	6,979,231

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

	Capital Stock and Paid-in Capital		Retained Earnings	Fair Value of Derivative Financial Instruments	Translation effect of foreign subsidiaries	Cumulative Restatement Effect	Total Stockholders’ Equity
Balances as of December 31, 2004	Ps.	3,669,864	2,006,095	13,281		1,289,991	6,979,231

Increase in capital stock		238,766	-	-	15,540	(253,629)	677

Net comprehensive income		-	1,321,928	28,436		(91,109)	1,259,255
Balances as of December 31, 2005		3,908,630	3,328,023	41,717	15,540	945,253	8,239,163

Increase in capital stock		126,303	-	-		-	126,303

Net comprehensive income		-	2,145,872	(46,114)	(40,182)	(3,619)	2,055,957

Balances as of December 31, 2006	Ps.	4,034,933	5,473,895	(4,397)	(24,642)	941,634	10,421,423

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for US GAAP and Capital Stock and Stock Premiums for Mexican GAAP arise from the following items:

Issuance of capital stock

During 1993 and 1994 the Company recorded Ps. 95,729 and Ps. 30,677, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds form the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps.

33,267 and Ps. 10,432. These tax benefits were included in the statement of operations for Mexican GAAP purposes. For U.S. GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill:

In 1993, Grupo Simec disposed of its maritime operations by spinning- off the two entities acquired in 1992 to Grupo Sidek (former parent company of Grupo Simec) and transferring its remaining maritime subsidiary to Grupo Simek for its approximate book value.

The operations sold had tax loss carryforward of approximately Ps. 203,776 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,763 of these tax loss carryforwards were realized (resulting in a tax benefit of Ps. 1,641).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,641 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S. 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S. 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebt was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2006 is Ps. 604,210.

Reconciliation of Net Income and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The explanations of the related adjustments included in the Reconciliation of the Net Income and the Reconciliation of stockholders’ equity are explained below:

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

Inventory -

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP,

inventories have been valued under the full absorption cost method, which includes the indirect cost.

Under Mexican GAAP, inventories include prepaids advance to suppliers. For US GAAP purposes, the prepaids advance to suppliers are considered as prepaid expenses.

Restatement of property, machinery and equipment -

As explained in note 2(h), in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2006, 2005 and 2004 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, during 2006, 2005 and 2004 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Deferred income taxes and employee profit sharing -

As explained in Note 2(m) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items between Mexican and US GAAP are:

•	the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes,

•	the income tax effect of capitalized pre-operating expenses which for US GAAP purposes, are expensed when incurred,

•
the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and,

•
the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for US GAAP inventories have been valued under the full absorption cost method.

The cumulative deferred income tax for US GAAP purposes is included under the Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income tax caption.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS N0. 109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

To determine operating income under US GAAP, deferred employee profit sharing and employee profit sharing expense under Mexican GAAP (included under the caption income tax  in the income statement) are considered as operating expenses.

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) and Employee Profit Sharing (ESPS) at December 31, 2006 and 2005, under US GAAP are present below:

		2006		2005
	IT		ESPS	IT	ESPS
Deferred tax assets: Allowance for doubtful receivables	Ps.	41,579	-	62,920	-
Accrued expenses		107,076	725	121,960	773
Advances from customers		601	-	11,564	-
Derivative financial instruments		1,710		-
Net operating loss carryforwards		21,163	-	327,497	-
Recoverable AT		170,808	-	107,442	-
Total gross deferred tax assets		342,937	725	631,383	773

Less valuation allowance		110,210	-	70,637	-
Net deferred tax assets		232,727	725	560,746	773

Deferred tax liabilities:
Inventories, net		434,494		416,256
Derivative financial instruments		-	-	11,521	-
Property, plant and equipment		1,487,622	-	1,406,683	-
Preoperating expenses		16,509		36,512
Others		4,304	-	-	-
Subtotal		1,942,929	-	1,870,972	-
Additional liabilities resulting from excess of book value of stockholders’ equity over its tax value		340,641	-	313,712	-
Total deferred liabilities		2,283,570	-	2,184,684	-
Net deferred tax liability (asset)	Ps.	2,050,843	(725)	1,623,938	(773)

The total net deferred tax liability under U.S. GAAP includes a current portion as of December 31, 2006 and 2005 of Ps. 83,892 and Ps. 96,247 with the remainder being classified as long term.

The deferred income taxes of Ps. 1,487,622 and Ps. 1,406,683 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2006 and 2005, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 99% of the Company’s pre-tax income 2004, 96.5% in 2005 and 74% in 2006.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future.  Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 129 million at December 31, 2006.

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

Minority interest -

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity on the consolidated balance sheet. For US GAAP purposes, minority interest is not included in stockholders’ equity.

Disclosure about Fair Value of Financial Instruments-

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

The fair value of the borrowings with General Electric Capital are based on short term interest rates available to the Company, the estimated fair values of these financial instruments approximate their recorded carrying amounts.

The fair values of the long term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. As of December 31, 2005 both the carrying value and the fair value of total debt were of Ps. 374,554. At December 31, 2006 the Company does not have long term debt.

Pension and other retirement benefits-

The Company records seniority premiums based on actuarial computations as described in note 2(l).

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

Adjustments to US GAAP for Post-retirement Benefits Other than pensions were not individually or in the aggregate significant for any period.

SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, requires employers to accrue for post-employment benefits that are provided to former or inactive employees after employment during the employment period. For the purpose of determining Termination Benefits Obligations for U.S. GAAP, the Company utilized SFAS No. 112. Adjustments to U.S. GAAP for these benefits were not individually or in the aggregate significant for any period.

SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Adjustments to U.S. GAAP for this year of adoption were not significant.

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

		2006	2005
Change in projected benefit obligation-
Projected benefit obligation at beginning of year	Ps.	22,486	8,368
Service cost		2,776	2,956
Financial cost		961	1,092
Actuarial gain, net		67	11,409
Benefits paid		(2,407)	(1,339)

Projected benefit obligation at end of year	Ps.	23,883	22,486

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

SFAS No. 95, “Statement of Cash Flows”, requires presentation of a statement of cash flows.

The following presents a statement of cash flows under U.S. GAAP:

		2006	2005	2004
Net Income under U.S. GAAP	Ps.	2,145,872	1,321,928	1,482,467

Depreciation and Amortization		409,757	327,946	217,714
Deferred income taxes		359,133	121,332	378,518
Deferred credit amortization		(351,025)	(69,445)	-
Minority Interest		212,352	18,082	-
US GAAP Adjustment on minority interest		24,071	-	-
Seniority premiums and termination benefits		5,269	5,388	1,383
Monetary position loss		70,390	(55,475)	(49,013)
Write-down of idle machinery		-	-	15,219
Trade receivable, net		108,837	(167,082)	(571,858)
Other accounts receivable and prepaid expenses		206,217	(242,132)	(178,825)
Inventories		(1,259,607)	609,594	(904,167)
Accounts payable and accrued expenses		463,546	(156,469)	335,819
Other long-term liabilities		(44,716)	94,987	11,268

Funds provided by operating activities		2,350,096	1,808,654	738,525

Short-term loans (repaid) obtained		(18,030)	(141,121)	144,127
Financial debt repayment		(398,240)	(1,087,589)
Increase Common Stock and related equity accounts		125,178	677	263,617
Related parties payable (financing)		(232,461)	466,552	(2,791)
Increase of investment in Pav Republic by ICH		137,827	507,103	-

Funds (used for) obtained from financing activities		(385,726)	(254,378)	404,953

Long-term inventory		(6,596)	(10,425)	839
Acquisition of property, plant and equipment		(402,566)	(520,751)	(1,328,377)
Effect from the acquisition of Pav Republic		-	(1,354,028)	-
Effect from the OAL acquisition		-	(137,346)	-
Decrease in other non-current assets		-	17,222	-
Proceeds from insurance claim, net (Note 15a)		418,936	-	-

Funds provided by (used for) investing activities		9,774	(2,005,328)	(1,327,538)

Effects of inflation accounting		(64,026)	123,007	144,855
Increase in cash		1,974,144	(451,052)	(184,060)
Cash beginning of the year		216,491	544,536	583,741
Cash end of the year	Ps.	2,126,609	216,491	544,536

Funds provided by operating activities include cash payments for interest and income taxes as follows:

	2006		2005	2003

Total interest paid	Ps.	3,140	31705	2,257

Income taxes paid	Ps.	535,852	310,611	28,744

Recent accounting pronouncements in the US

In November 2004, Statement of Financial Accounting Standards No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (SFAS No. 151), was issued. This Statement amends the guidance in Accounting Research Bulletin no. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of the adoption of this bulletin was not significant because prior to the release of SFAS No. 151, since Mexican GAAP already contains similar guidance.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS Statement No. 143) (FIN 47). This Interpretation clarifies that the term conditional asset retirement obligation, as used in SFAS Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty may exist about the timing and (or) method of settlement. Accordingly, an entity is required to recognize the fair value of a liability for the conditional asset retirement obligation when incurred and the uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. This Interpretation is effective for fiscal years ending after December 15, 2005. The Company evaluated the application of FIN 47 and determined it had no effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” which addresses the accounting and reporting for changes in accounting principles. SFAS 154 replaces APB 20 and FIN 20. The adoption of SFAS 154 had no effect on the Company’s financial position or on its results of operations.

In September 2005 the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS Statements No. 133 and 140”, that amends SFAS Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Among other provisions, this Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The adoption of SFAS 155 had no material effect on the Company’s financial position or on its results of operations.

In July 13, 2006 the FASB released an interpretation, FIN 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation

prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has not assessed the impact of this standard on its financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not material to the Company’s financial statements.

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)	SCHEDULE I
Condensed balance sheets
December 31, 2006 and 2005
(Thousands of constant Mexican pesos as of December 31, 2006)

Assets	2006	2005
Current assets:
Cash and cash equivalents	$14,626	$11,927

Accounts receivable:
Related parties	551,129	450,607
Prepaid expenses	8,218	-
Other receivables	4,022	461

Total accounts receivable, net	563,369	451,068

Total current assets	567,995	452,995

Long term account receivables to subsidiary companies	673,319	908,013
Investment in subsidiary companies	8,944,399	6,557,529

Property, net	179,095	183,987

Deferred income taxes	10,102	10,792
	$10,374,910	$8,113,316

Liabilities and Stockholders' Equity	2006	2005

Current liabilities:
Current installments of long-term debt	$3,286	$3,387
Other accounts payable and accrued expenses	18,462	20,034
Accounts payable to related parties	21,368	4,701

Total liabilities	43,116	28,122

Stockholders' equity:
Capital stock	3,631,235	3,593,937
Additional paid-in capital	962,568	873,563
Retained earnings	6,774,529	4,672,354
Cumulative deferred income tax	(936,427)	(936,427)
Equity adjustment for non-monetary assets	(71,072)	(175,490)
Effect of translation of foreign entities	(24,642)	15,540
Fair value of derivative financial instruments	(4,397)	41,717
Total stockholders' equity	10,331,794	8,085,194
	$10,374,910	$8,113,316

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V.  (PARENT COMPANY ONLY)
Condensed statement of income
Years ended December 31, 2006, 2005 and 2004
(Thousands of constant Mexican pesos as of December 31, 2006)

	2006	2005	2004
Income:
Equity in results of subsidiary companies	$2,097,150	$1,226,685	$1,437,978
For leasing	21,047	21,786	11,187
Total of income	2,118,197	1,248,471	1,449,165

Costs and expenses:
Depreciation	4,920	4,919	2,316
Administrative	4,311	4,762	1,517
Total costs and expenses	9,231	9,681	3,833
Operating income	2,108,966	1,238,790	1,445,332

Comprehensive financial result:
Interest expense	(320)	(332)	(401)
Interest income	65,795	163,063	176,476
Foreign exchange (loss) gain, net	(96)	(173)	4,762
Monetary position loss	(48,871)	(62,658)	(135,475)
Comprehensive financial result, net	16,508	99,900	45,362

Other income (expenses), net	16,422	(197)	7,809
Income before income tax	2,141,896	1,338,493	1,498,503

Income tax:
Current	39,031	6,883	0
Deferred	690	8,476	(13,578)
Net income	$2,102,175	$1,323,134	$1,512,081

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V.  (PARENT COMPANY ONLY)
Condensed Statement of Changes in Financial Position
Years ended December 31, 2006, 2005 and 2004
(Thousands of constant Mexican pesos as of December 31, 2006)

	2006	2005	2004
Operating activities:
Net income	$2,102,175	1,323,134	1,512,081
Add (deduct) items not requiring the use of resources:
Depreciation	4,920	4,919	2,316
Equity in net results of subsidiary companies	(2,097,150)	(1,226,685)	(1,437,978)
Gain on sale of subsidiary	(16,299)	-	-
Deferred income tax	690	8,476	(13,578)
Funds provided by operations	(5,664)	109,844	62,841

Net changes in operating assets and liabilities:
Short term of subsidiaries companies, net	(83,855)	(196,264)	215,997
Other accounts receivable, net	(11,779)	54	(388)
Other accounts payable and accrued expenses	(1,572)	(554)	6,035
Deferred revenue for leasing	-	(22,077)	22,077
Funds(used in) provided by operating activities	(102,870)	(108,997)	306,562

Financing activities:
Increases in capital stock	126,303	677	25,528
Contributions for future capital stock increases	-	-	238,089
Financial debt	(101)	-	-
Tax on assets	-	-	(1,773)
Long term account receivables to subsidiary companies	234,694	890,162	567,464
Funds provided by financing activities	360,896	890,839	829,308

Investing activities:
Acquisition of property	(28)	(1,701)	(189,522)
Investment in subsidiary companies	(255,299)	(797,426)	(948,930)
Funds used in investing activities	(255,327)	(799,127)	(1,138,452)

Net increase (decrease) in cash and equivalents	2,699	(17,285)	(2,582)

Cash and equivalents:
At beginning of year	1,927	19,212	21,794
At end of year	$4,626	$1,927	$19,212

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V.  (PARENT COMPANY ONLY)
Condensed statement of changes in financial position
Years ended December 31, 2006, 2005 and 2004
(Thousands of constant Mexican pesos as of December 31, 2006)

1.	Organization of the Company and certain other information:

The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company's material contingencies are presented in note 16 of the consolidated financial statements.