Form 20-F
period 2007-12-31
GROUP SIMEC SA DE CV
filed 2008-07-01
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-11176

GRUPO SIMEC, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

GROUP SIMEC
(Translation of Registrant’s name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization)

Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
(Address of principal executive offices)

José Flores Flores, telephone number 011-52-33 3770-6700, e-mail jflores@gruposimec.com.mx
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2007 was:
Series B Common Stock — 474,621,611 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes |_| No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |_| Accelerated filer |X| Non-accelerated filer |_|

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

*	Not for trading, but only in connection with the registration of American depositary shares.

TABLE OF CONTENTS

		Page
PART I.
Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	17
Item 5.	Operating and Financial Review and Prospects	45
Item 6.	Directors, Senior Management and Employees	58
Item 7.	Major Shareholders and Related Party Transactions	64
Item 8.	Financial Information	66
Item 9.	The Offer and Listing	68
Item 10.	Additional Information	70
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	85
Item 12.	Description of Securities Other than Equity Securities	87
PART II.
Item 13.	Defaults, Dividends Arrearages and Delinquencies	86
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	86
Item 15.	Controls and Procedures	86
Item 16.	[Reserved]	87
PART III.
Item 17.	Financial Statements	89
Item 18.	Financial Statements	89
Item 19.	Exhibits	89

-i-

CERTAIN TERMS

     Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States. Unless the context requires otherwise, when used in this annual report, the terms “we”, “our” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries. Prior to October 24, 2006, our name was Grupo Simec, S.A. de C.V. (sociedad anónima de capital variable). Our name change resulted from the recent amendment to our by-laws incorporating the provisions required by the Mexican Securities Market Law.

     References in this annual report to “dollars”, “U.S. dollars”, “$” or “U.S.$” are to the lawful currency of the United States. References in this annual report to “pesos”, “Pesos” or “Ps.” are to the lawful currency of Mexico. References to “tons” in this annual report refer to metric tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in Pesos.

     The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished round square and hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

     This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 10.8662 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2007. On June 25, 2008, the interbank transactions rate for the Peso was Ps. 10.2895 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

     This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates”, “plans”, “believes”, “estimates”, “intends”, “expects”, “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including but not limited to our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, there can be no assurance that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

  our ability to operate at high capacity levels;

  the costs of compliance with U.S. and Mexican environmental laws;

  the integration of our 2008 acquisition in Mexico of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates;

  future capital expenditures and acquisitions;

  future devaluations of the peso;

  the imposition by Mexico of foreign exchange controls and price controls;

  the influence of economic and market conditions in other countries on Mexican securities; and

  the factors discussed in “Risk Factors” below.

     Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements after the date of this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances discussed in this annual report might not occur.

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     This annual report includes our consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007, 2006 and 2005. We have prepared our financial statements in conformity with Mexican Financial Reporting Standards (“MFRS” or “Mexican GAAP”) which include Bulletins and Circulars issued by the Accounting Principles Commission (“CPC”) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (“CINIF”). We have adjusted the financial statements of our non-Mexican subsidiaries to conform to MFRS, and we have translated them to Mexican pesos. See Note 2(d) to our consolidated financial statements included elsewhere herein.

     MFRS differs in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Note 18 to our consolidated financial statements included elsewhere herein provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

     Pursuant to MFRS, in our consolidated financial statements and the selected financial information set forth below:

  nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date; and

  gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and all financial statements are restated in constant pesos as of December 31, 2007.

     Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under MFRS has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to some information included in the cash flow statement. See Note 18 to our consolidated financial statements included elsewhere herein.

     The following tables present the selected consolidated financial information for our company as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The selected financial and operating information as of and for the years ended December 31, 2005, 2006 and 2007 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. In so doing, Mancera, S.C. has relied on the audited consolidated financial statements of our subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International for the year ended December 31, 2005. The selected financial and operating information as of and for the years ended December 31, 2003 and 2004 set forth below has been derived in part from our consolidated financial statements, which have been reported by KPMG, an independent, registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements included elsewhere herein.

		Year Ended December 31,

	2003	2004	2005	2006	2007	2007(1)

	(Millions of constant December 31, 2007 pesos)					(Millions of dollars)

		(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:

Net sales	3,265	6,333	13,893	23,515	24,106	2,218
Direct cost of sales	2,145	3,681	11,112	19,132	20,499	1,886
Gross profit	1,120	2,652	2,781	4,383	3,607	332
Indirect manufacturing, selling,
general and administrative
expenses	330	397	742	902	874	80
Depreciation and amortization	213	238	349	450	549	51
Operating income	577	2,016	1,690	3,031	2,184	201
Financial (expense) income	(29)	(40)	(155)	(63)	41	4
Other (expense) income, net	(35)	(41)	(12)	39	21	2
Income before taxes, employee profit
sharing and minority interest	513	1,935	1,523	3,007	2,246	207
Income tax expense and employee
profit sharing	170	368	133	609	621	57
Net income	343	1,567	1,390	2,398	1,625	150

		Year Ended December 31,

	2003	2004	2005	2006	2007	2007(1)

	(Millions of constant December 31, 2007 pesos)					(Millions of dollars)

		(except per share and per ADS data)
Minority interest	0	0	19	220	96	9
Majority interest	343	1,567	1,371	2,178	1,529	141
Net income per share	0.96	3.93	3.31	5.18	3.27	0.30
Net income per ADS (2)	2.88	11.78	9.94	15.54	9.82	0.91
Weighted average shares outstanding
(thousands)(5)	357,159	398,916	413,790	420,340	468,228	468,228
Weighted average ADSs outstanding
(thousands)	119,053	132,972	137,930	140,113	155,743	155,743
U.S. GAAP including effects of inflation:
Net sales	3,265	6,333	13,893	23,515	24,106	2,218
Cost of sales	2,150	3,674	11,116	19,059	20,422	1,879
Gross profit	1,115	2,659	2,777	4,456	3,684	339
Operating income(4)	583	1,998	1,654	3,144	2,310	212
Financial (expense) income	(29)	(40)	(155)	(63)	41	4
Other (expense) income, net	(35)	(4)	29	24	12	1
Income before taxes, employee profit
sharing and minority interest	519	1,954	1,528	3,105	2,363	217
Income tax expense	222	417	140	636	653	60
Income before minority interest	297	1,537	1,388	2,469	1,709	157
Minority interest	0	0	18	220	122	11
U.S. GAAP adjustment on minority
interest	0	0	0	25	25	2
Net income	297	1,537	1,370	2,224	1,587	146
Net income per share (5)	0.83	3.85	3.31	5.29	3.39	0.31
Net income per ADS	2.49	11.56	9.93	15.87	10.19	0.94

Balance Sheet Data:
Mexican GAAP:
Total assets	7,039	9,971	15,630	18,043	22,841	2,102
Total long-term liabilities(3)	1,236	1,621	2,405	2,175	2,729	251
Total stockholders’ equity	5,423	7,337	10,316	12,960	17,252	1,588

U.S. GAAP including effects of inflation:
Total assets	6,960	9,828	15,852	18,205	22,849	2,103
Total long-term liabilities(3)	1,176	1,581	2,467	2,220	2,731	251
Total stockholders’ equity	5,405	7,234	8,539	10,801	14,813	1,366

Cash Flow Data:
Mexican GAAP:
Cash provided by operating activities	467	981	1,996	2,384	2,352	216
Cash provided by (used in) financing
activities	34	433	(260)	(417)	2,324	214
Cash (used in) provided investing
activities	(28)	(1,454)	(2,076)	13	(484)	(45)

Other Data:
Mexican GAAP:
Capital expenditures	69	1,377	539	417	486	45
Adjusted EBITDA(6)	790	2,254	2,039	3,481	2,733	252

	Year Ended December 31,

	2003	2004	2005	2006	2007	2007(1)

	(Millions of constant December 31, 2007 pesos)					(Millions of dollars)

		(except per share and per ADS data)
Depreciation and amortization from
continuing operations	213	238	349	450	549	51
Working capital (7)	1,097	2,108	4,353	6,964	11,594	1,067
Dividends declared	0	0	0	0	0	0
Dividends declared per share	0	0	0	0	0	0
Dividends declared per ADS	0	0	0	0	0	0

Operational information:
Annual installed capacity
(thousands of tons)	730	1,210	2,847	2,902	2,902
Tons shipped	628	773	1,708	2,676	2,691
Mexico	547	676	899	945	900
United States, Canada and others	81	97	809	1,731	1,791
SBQ steel	63	168	923	1,918	1,951
Structural and other steel products	565	605	785	758	740
Per ton:
Net sales per ton	5,197	8,190	8,133	8,787	8,958	824
Cost of sales per ton	3,414	4,760	6,505	7,149	7,617	701
Operating income per ton	918	2,608	989	1,133	812	75
Adjusted EBITDA per ton	1,258	2,916	1,194	1,301	1,016	94
Number of employees	1,288	2,018	4,360	4,053	4,437

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 10.8662 per $1.00, the interbank transactions rate in effect on December 31, 2007.

(2)	Following our stock split effective May 30, 2006, one American depositary share, or “ADS”, represents three series B shares; previously one ADS represented one series B share.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	In 2007 we recorded Ps. 17 million of gain on derivative instruments in other income and an expense of Ps. 8 million for fiscal amnesty offered by the Mexican Government in other expense, which were reclassified to operating expenses for U.S. GAAP purposes. In 2006 we recorded Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax in other income which was reclassified to operating expenses for U.S. GAAP purposes. Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 39 million due to the cancellation of technical assistance and in 2004 reflects several entries recorded in other expenses under Mexican GAAP, which amount to approximately Ps. 36 million and according to U.S. GAAP, should be presented as operating expenses.

(5)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split described in Note 13(a) to our audited consolidated financial statements included elsewhere herein.

(6)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

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

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that:

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
(7)	Working capital is defined as excess of current assets over current liabilities.

     Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,

	2003	2004	2005	2006	2007	2007(1)

	(Millions of constant December 31, 2006 pesos)					(Millions of dollars)

Mexican GAAP:
Net income	343	1,567	1,390	2,398	1,625	150
Depreciation and amortization	213	238	349	450	549	51
Financial income (expense)	(29)	(40)	(155)	(63)	41	4
Income tax expense and employee profit sharing	170	368	133	609	621	57
Other income (expense)	(35)	(41)	(12)	39	21	2
Adjusted EBITDA	790	2,254	2,039	3,481	2,733	252

     The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the Federal Reserve Bank of New York for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End

2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92

Month	High	Low	Average (1)	Period End

December 2007	10.92	10.80	10.85	10.92
January 2008	10.97	10.82	10.91	10.82
February 2008	10.82	10.67	10.77	10.73
March 2008	10.85	10.63	10.73	10.63
April 2008	10.60	10.44	10.51	10.51
May 2008	10.57	10.31	10.44	10.33

(1)	Average of month-end or period-end rates or daily rates, as applicable.

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

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Investing in the series B shares and the ADSs involves a high degree of risk. You should consider carefully the following risks, as well as all the other information presented in this annual report, before making an investment decision. Any of the following risks, if they were to occur, could materially and adversely affect our business, results of operations, prospects and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, prospects and financial condition. In either event, the market price of our series B shares and ADSs could decline, and you could lose all or substantially all of your investment.

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

Implementing our growth strategy, which may include additional acquisitions, may adversely affect our operations.

     As part of our growth strategy, we may need to expand our existing facilities, build additional plants, acquire other steel assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business. If any of these transactions occur, they will likely involve some or all of the following risks:

  disruption of our ongoing business;

  diversion of our resources and of management’s time;

  decreased ability to maintain uniform standards, controls, procedures and policies;

  difficulty managing the operations of a larger company;

  increased likelihood of involvement in labor, commercial or regulatory disputes or litigation related to the new enterprise;

  potential liability to joint venture participants or to third parties;

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

     In July 2005, we and our controlling shareholder, Industrias CH, S.A.B. de C.V., or “Industrias CH”, acquired 100% of the stock of PAV Republic, Inc., or “Republic”, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”), and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700,000 tons of finished products annually. Our future success will depend in part on our ability to integrate the operations of Republic and Grupo San successfully into our historic operations. Furthermore, while we have not yet encountered any material problems related to the assets acquired, there can be no assurance that problems will not arise in the future and that the costs associated with those problems, should they arise, will not be significant.

We face significant price and industry competition from other steel producers, which may adversely affect our profitability and market share.

     Competition in the steel industry is significant. Continuous advances in materials sciences and resulting technologies have given rise to products such as plastics, aluminum, ceramics and glass, all of which compete with steel products. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may increase competitive pressures on independent producers of our size if large steel producers formed through consolidations adopt predatory pricing strategies that decrease prices and profit margins even further. If we are unable to remain competitive with these producers, our market share and financial performance would likely be materially and adversely affected.

     Since most of our sales are in the United States and Canada, we also face strong competition from other steel producers in the United States and Canada. Approximately 34% of our sales in 2007 were in Mexico (which include 3% of exports) where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our gross margins and net income.

We depend on distributions from our Mexican operating subsidiaries to finance our operations.

     We need to receive sufficient funds from our Mexican subsidiaries for a substantial portion of our internal cash flow, including cash flow to fund any future investment plans and to service our future financial obligations. As a result, our cash flow will be materially and adversely affected if we do not receive dividends and other income from our subsidiaries. The ability of most of our subsidiaries to pay dividends and make other transfers to us may be restricted by any indebtedness that we may incur or by Mexican law. Any such reduction in cash flow could materially adversely affect us.

The operation of our facilities depends on good labor relations with our employees.

     At December 31, 2007, approximately 82% of our non-Mexican and 59% of our Mexican employees were members of unions. Collective bargaining agreements are typically negotiated on a facility by facility basis for our Mexican facilities. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our results of operations and financial condition. Labor disruptions, strikes or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our business.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility that the Mittal Steel Company N.V. (“Mittal Steel”) owns, and the termination of any such rights could interrupt our operations and have a material adverse effect on our results of operations and financial condition.

     The operations at our Lackawanna facility depend on certain easements and other recorded agreements that the International Steel Group Inc. made in our favor relating to, among other things, use of certain oxygen pipelines, engine rooms, water pipelines, natural gas and compressed air distribution systems and electrical equipment. Currently we and Mittal Steel are negotiating to extend these services and utility arrangements for a period of three years. Our respective rights under these agreements may be terminated under certain circumstances including in the event of force majeure or plant closures by either party. In the event that a plant closure occurs and affects the supply of utilities or services, either party, upon notice, has the right of ingress, egress and regress to enter the other party’s premises for the sole purpose of continuing the supply of the utility affected. All of these rights are assignable in the event of a sale of either of the parties. These rights are essential to the use and operation of the Lackawanna facility. In the event of a termination of any of these rights, we could be required to cease some or all of our operations at the Lackawanna facility. Because we produced certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the U.S. are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

     Our sales in the U.S. are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. For the year ended December 31, 2007, direct sales of our products to one of our customers, United States Steel Corporation (“U.S. Steel”) accounted for approximately 10% of our revenues in the U.S. and 7% of our consolidated revenues for such year. During the year ended December 31, 2007, sales to our ten largest customers in the U.S. accounted for approximately 45% of our consolidated revenues in the U.S. for such year and approximately 30% of our total consolidated revenues for such year. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

     There can be no assurance that we will be able to maintain our current level of sales to our largest customers or that we will be able to sell our products to other customers on terms that will be favorable. The loss of, or substantial decrease in the amount of purchases by, or a write-off of any significant receivables from, any of our major customers would materially and adversely affect our business, results of operations, liquidity and financial condition.

Unanticipated problems with our manufacturing equipment and facilities could have an adverse impact on our business.

     Our capacity to manufacture steel products depends on the suitable operation of our manufacturing equipment, including blast furnaces, electric arc furnaces, continuous casters, reheating furnaces and rolling mills. Breakdowns requiring significant time and/or resources to repair, as well as the occurrence of adverse events such as fires, explosions or adverse meteorological conditions, could cause production interruptions that could adversely affect our results of operations.

     We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected. In addition, in the event any of our plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, we would likely suffer significant losses, and capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our cash flows and our profitability.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

     Direct sales of products to automotive assemblers and manufacturers accounted for approximately 30% of our total net sales in 2007. Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry. U.S. automotive manufacturers have experienced significant reductions in market share to mostly Asian companies and have announced planned reduction in working capacity. Many large original equipment manufacturers such as Dana Corporation, Delphi Corporation (“Delphi”) and others, have sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. In addition, the U.S. automotive industry is significantly unionized and subject to unanticipated and extended work slowdowns and stoppages resulting from labor disputes. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the U.S. automotive industry may adversely affect us.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

     Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001 and 14001 certification. All of the U.S. and Mexican facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, if approvals are withdrawn or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments which could materially and adversely affect our revenues and results of operations. We cannot assure you of our future compliance.

     In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier.” The automotive industry has put these stringent conditions in place for the production of auto parts to assure a vehicle’s quality and safety. We currently are an approved supplier for our automotive parts customers. Maintaining these certifications is crucial in preserving our market share, because they can be a barrier to entry in the SBQ market, and we cannot assure you that we will do so.

In the event of environmental violations at our facilities we may incur significant liabilities.

     Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. We cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations and/or be forced to shut down noncompliant operations. You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to incur material environmental compliance liabilities and costs. In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by state and local environmental authorities. See “Business—Legal Matters and Regulations—Legal Proceedings—Environmental Claims.”

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

     We could experience losses from defects or alleged defects in our steel products that subject us to claims for monetary damages. For example, many of our products are used in automobiles and light trucks and it is possible that a defect in one of these vehicles would result in product liability claims against us. In accordance with normal commercial sales, some of our products include implied warranties that they are free from defects, are suitable for their intended purposes and meet certain agreed upon manufacturing specifications. We cannot assure you that future product liability claims will not be brought against us, that we will not incur liability in excess of our insurance coverage, or that we will be able to maintain product liability insurance with adequate coverage levels and on acceptable terms, if at all.

Our controlling shareholder, Industrias CH, is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

     As of December 31, 2007, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH continues and, will continue to be in a position to elect our future directors and to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and ADSs.

We have had a number of transactions with our affiliates.

     Historically, we have engaged a number and variety of transactions on market terms with affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

We depend on our senior management and their unique knowledge of our business and of the SBQ industry, and we may not be able to replace key executives if they leave.

     We depend on the performance of our executive officers and key employees. Our senior management has significant experience in the steel industry, and the loss of any member of senior management or our inability to attract and retain additional senior management could materially and adversely affect our business, results of operations, prospects and financial condition. We believe that the SBQ steel market is a niche market where specific industry experience is key to success. We depend on the knowledge of our business and the SBQ industry of our senior management team, including Luis Garcia Limon, our chief executive officer. In addition, we attribute much of the success of our growth strategy to our ability to retain most of the key senior management personnel of the companies and businesses that we have acquired. Competition for qualified personnel is significant, and we may not be able to find replacements with sufficient knowledge of, and experience in, the SBQ industry for our existing senior management or any of these individuals if their services are no longer available. Our business could be adversely affected if we cannot attract or retain senior management or other necessary personnel.

Our tax liability may increase if the tax laws and regulations in countries in which we operate change or become subject to adverse interpretations.

     Taxes payable by companies in the countries in which we operate are substantial and include income tax, value-added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of onerous taxes and penalties which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our financial condition and results of operations. It is possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

Risks Related to the Steel Industry

Our results of operations are significantly influenced by the cyclical nature of steel industry.

     The steel industry is cyclical in nature and sensitive to national and international macroeconomic conditions. Global demand for steel as well as overall supply levels significantly influence prices for our products. Changes in these two factors likely will impact our operating results. Although global steel prices increased significantly during 2004, they fell in 2005 over 2004 levels, increasing again in first three quarters of 2006, but weakening in the last quarter of 2006. In 2007, steel prices remained similar to prices in 2006. We cannot predict or give you any assurances as to prices of steel in the future.

     The costs of ferrous scrap and iron ore, the principal raw materials used in our steel operations, are subject to price fluctuations. Although our wholly-owned scrap collection and processing operations furnish a material portion of our scrap requirements, we must acquire the remainder of our scrap from other sources. Because increases in the prices we are able to charge for our finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect our operating results. In 2004, the price of scrap increased significantly. However, scrap prices decreased significantly in 2005 over 2004 levels. In 2006, scrap prices remained similar to 2005 levels. Scrap prices increased in 2007. There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that we will be able to pass all or a portion of these increases on through higher finished product prices.

     We purchase 98% of our iron ore pellet and 82% of our coke requirement on the open market. In 2004, U.S. Steel supplied essentially all of Republic’s iron ore and coke requirements under terms of a supply agreement that was beneficial to us. In 2005, the prices of these materials increased when we negotiated new contracts with U.S. Steel, and purchased more of the material in the open market. In 2006, iron ore and coke prices decreased from 2005 levels. Iron ore and pellet prices increased in 2007. We cannot give you any assurance that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. Moreover, we cannot give you any assurance that we will be able to pass all or a portion of higher raw material prices on through finished product prices.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

     Energy costs constitute a significant and increasing component of our costs of operations. Energy cost as a percentage of direct cost was 12.1% for the year ended December 31, 2007, and is likely to increase in 2008. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

     The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to us or that these rates may not increase significantly in the future. We enter into futures contracts to fix and reduce volatility of natural gas prices. We have not always been able to pass the effect of these increases on to our customers and there is no assurance that we will be able to pass the effect of these increases on to our customers in the future or to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of natural gas would materially and adversely affect our business and results of operations. As of December 31, 2007, as a result of the evaluation of the market conditions of the natural gas in the Mexican operations, we decided not to continue natural gas hedging for our facilities in Mexico.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability.

     In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce our cash flow and profitability.

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

     Our financial condition, results of operations and prospects may also be adversely affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico. There can be no assurance that future developments in the Mexican political, economic or social environment, over which we have no control, will not have a material adverse effect on our business, results of operations, financial condition or prospects or adversely affect the market price of the ADSs and the series B shares.

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

     In the past, Mexico has experienced high levels of inflation and high domestic interest rates. If the Mexican economy falls into a recession, or if inflation and interest rates increase, consumer purchasing power may decrease, and as a result, demand for steel products may decrease. In addition, a recession could affect our operations to the extent we are unable to reduce our costs and expenses in response to falling demand. Furthermore, our growth strategy of acquiring other companies and assets may be impaired in the future if interest rates increase, and we are not able to obtain acquisition financing on favorable terms. These events could materially and adversely affect our business, results of operations, financial condition or prospects.

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

Our financial statements are prepared in accordance with MFRS and therefore are not comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

     All Mexican companies must prepare their financial statements in accordance with MFRS which differs in certain significant respects from U.S. GAAP. Among other differences, Mexican companies are required to incorporate the effects of inflation directly in their accounting records and in their published financial statements. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects. See Note 18 to our consolidated financial statements included elsewhere herein for a description of certain principal differences between MFRS and U.S. GAAP as they relate to us.

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

Item 4. Information on the Company

A. History and Development of the Company

Overview of Our Company

     We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that we are the leading producer of SBQ products in both the United States and Mexico, in each sale in terms of sales volume, and that we offer the broadest SBQ product range in those markets today. We also believe that we are the leading producer of structural and light structural steel products in Mexico in terms of sales volume and have an increasing presence in the U.S. market for such products.

     Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

     We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with the cost advantage generated by our facility locations has allowed us to develop long standing relationships with many of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with a significant advantage in the cost of freight.

     Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are organized under the laws of the United Mexican States.

     We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is 011-52-33-3770-6700.

Our History

     Our steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. (“Sidek”), our former parent, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary, Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability, organized under the laws of the United Mexican States.

     In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately $95.4 million of our debt ($90.2 million of principal and $5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions to an 84% interest.

     In August 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporacion Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla. We refer to this acquisition as the “Atlax Acquisition.” Our total net investment in this transaction was approximately U.S.$122 million (excluding value added tax of approximately $16 million paid in 2004 and recouped from the Mexican government in 2005), funded with cash from operations, and a $19 million capital contribution from Industrias CH. We began to operate the plants in Apizaco and Cholula on August 1, 2004, and, as a result, the operations of both plants are reflected in our financial results since that date.

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

     On October 9, 2006 the Company sold its total share ownership in Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA). ACOSA engages in the recovery of non-performing loans acquired pursuant to a public bidding process conducted by the Instituto de Protección al Ahorro Bancario in Mexico.

     On November 24, 2007 the company purchased 99.95% of the shares of three subsidiaries of Grupo TMM S.A de C.V. These three subsidiaries were TMM América, S.A. de C.V., TMM Continental, S.A. de C.V. and Mutimodal Doméstica, S.A. de C.V. Following the purchase, these companies have engaged in marketing steel. In February 2008, the names of these three companies were changed to CSG Comercial, S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Siderúrgica de Baja California, S.A. de C.V.

     In 2007, the board of directors of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) decided to spin-off the company. CSG conveyed 87.4% of the companies’ stockholders equity to Tenedora CSG, S.A. de C.V, as the spun-off company. This corporate restructuring did not have a material effect on our consolidated financial statements.

     On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Grupo San, and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

B. Business Overview

     In the United States and Mexico, we own and operate ten state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 3.8 million tons and a combined annual installed rolling capacity of 2.9 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

     We currently own and operate:

  Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco;

  a mini-mill in Mexicali, Baja California Norte;

  a mini-mill in Apizaco, Tlaxcala;

  a cold finishing facility in Cholula, Puebla; all of these facilities are owned through our indirect wholly-owned subsidiaries, Simec International, S.A. de C.V. (“SI”), Controladora Simec S.A. de C.V. and Tenedora CSG, S.A. de C.V.; and

  a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which we own through our majority- owned subsidiary, Republic.

     In 2007, we had net sales of Ps. 24.1 billion, gross profit of Ps. 3.6 billion and net income attributable to majority interest of Ps. 1.5 billion. In 2007, 66% of our consolidated sales were in the United States and Canada, 31% were in Mexico, and 3% were exports to other markets outside North America.

Competitive Strengths

     We believe the following factors contribute to our success in the North American steel industry:

Higher value-added product mix.

     To maximize operating margins, we focus our production on higher value-added SBQ products, which represented approximately 73% of our total sales in 2007.

Long-standing customer relationships.

     Our SBQ products are highly engineered and tailored to specific client needs. We continuously work with our clients on design engineering and new product development to meet the requirements of their evolving platforms. We believe that the quality of our products and services has allowed us to develop direct relationships with many large end-users of SBQ products in North America which we believe improves our competitive position.

Reduced price volatility.

     The quality requirements of the majority of our SBQ clients and the nature of our relationships have allowed us to implement favorable pricing policies that include annual price revisions and price adjustments based on the price of key inputs such as scrap, iron ore, energy, alloys and other key raw materials. These have enhanced our ability to maintain stable operating margins notwithstanding raw material price fluctuations.

Competitive cost structure.

     We believe our cost structure is favorable due to our:

  Competitive cost of raw materials. We believe our centralized purchasing strategy and strong financial position allow us to obtain favorable terms from our raw materials suppliers.

  Low freight expenses. We believe the strategic location of our facilities allows us to serve our SBQ steel and other clients with lower distribution and freight costs than many of our competitors.

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

     Our liquid steel making capacity exceeds our rolling and finished steel capacity, which allows us to continue increasing our finished product capacity through comparatively low levels of capital investments. We also intend to explore expanding our liquid steel-making facilities in Lorain, Ohio by bringing an existing second blast furnace online at a cost that we currently expect to be lower than that of purchasing a new blast furnace with the same capacity.

Solid financial position.

     We seek to maintain a conservative capital structure and prudent leverage levels. We currently have no significant financial debt or significant legacy liabilities. We believe that these factors provide us with the financial flexibility and resources to continue to pursue growth enhancing initiatives.

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

Improving our cost structure.

     We are continuing working to reduce our operating cost and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

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

     We have successfully grown our business by acquiring, integrating and improving under-performing operations. In addition, we intend to continue in pursuit of acquisition opportunities that will allow for disciplined growth of our business and value creation for our shareholders. We also intend to pursue organic growth by reinvesting the cash generated by our operating activities to expand the capacity and increase the efficiency of our existing facilities.

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

  Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre- heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.

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

Steel Product Sales Volume

		Years ended December 31,

	2004	2005	2006	2007

		(Thousands of tons)
I-Beams	76.1	82.2	75.7	74.5
Channels	58.9	59.7	70.3	79.5
Angles(1)	135.7	222.6	231.2	145.2
Hot-rolled bars (round, square and hexagonal rods)	189.0	600.0	1,141.9	1,189.0
Flat bar	91.7	188.5	154.4	182.9
Rebar	191.9	239.1	265.2	250.8
Cold finished bars	15.7	105.6	201.0	216.2
Semi-finished tube rounds	0.00	165.2	352.8	216.2
Other semi-finished trade products(2)	0.00	43.3	174.0	326.4
Other	14.3	1.9	9.6	10.4

Total steel sales	773.3	1,708.1	2,676.1	2,691.1

(1)	Angles include structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Our Operations and Production Facilities

     We conduct our operations at ten facilities throughout North America. At December 31, 2007, our crude steel production capacity was 3.8 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 2.6 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 1.2 million tons of crude steel production capacity, operating three mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 2.9 million tons of rolling and finishing capacity, of which 1.2 million are located in Mexico, and 1.7 million are located in the United States and Canada.

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

Production Volume and Capacity Utilization

	Years ended December 31,

	2004	2005	2006	2007

		(Tons in thousands)
Melt shops
Steel billet production	877.5	1,748.2	2,985.6	2,899.2
Annual installed capacity(1)	1,160.0	3,115.9	3,763.7	3,827.2
Effective capacity utilization	93.5%	89.6%	79.3%	75.7%
Rolling mills
Total production	766.0	1,544.0	2,386.0	2,384.6
Annual installed capacity(1)	1,210.0	2,847.5	2,901.9	2,901.9
Effective capacity utilization	82.4%	81.6%	82.2%	82.2%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as at December 31 for each year. The percentage of effective capacity utilization for 2004 is determined in the case of the Apizaco and Cholula facilities based on utilization over the period from August 1 to December 31, 2004. The percentage of effective capacity utilization for 2005 is determined in the case of Republic facilities based on utilization over the period from July 22 to December 31, 2005.

Mexican Operations and Facilities

     The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for the year ended December 31, 2007.

Mexican Production per Facility by Product

	Location
Product	Guadalajara	Mexicali	Apizaco/Cholula	Total
		(Production %)
I Beams	18.0%	0.0%	0%	6.9%
Channels	12.7%	12.7%	0%	7.4%
Angles	27.2%	15.0%	0%	13.5%
Hot rolled bars (round,
square and hexagonal rods)	23.4%	9.3%	34.6%	24.9%
Rebar	6.2%	58.6%	20.6%	23.2%
Flat bars	7.9%	2.6%	32.3%	16.9%
Cold finished bars	3.5%	0%	11.8%	6.2%
Other	1.1%	1.8%	0.7%	1.0%
Total	100%	100%	100%	100%

     Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2007, the Guadalajara mini-mill produced 281,816 tons of steel billet and 402,615 tons of finished product operating at 81% capacity for billet production and 84% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico D.F. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

		Years ended December 31,

	2004	2005	2006	2007

Steel sales (thousands of tons)	430	407	407	405
Average finished product price per ton	Ps. 7,902	Ps. 7,024	Ps. 7,762	Ps. 7,832
Average scrap cost per ton	2,972	2,510	2,520	2,831
Average manufacturing conversion cost per ton of
finished product	1,486	1,763	1,809	2,141
Average manufacturing conversion cost per ton of billet	1,029	1,125	1,203	1,349

     Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

     Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2007, the Mexicali mini-mill produced approximately 407,107 tons of billet, of which the Guadalajara mini-mill used 150,238 tons, the Apizaco mini-mill used 43,353 tons, and we sold 2,588 tons to third parties. In 2007, the Mexicali mini-mill produced 194,914 tons of finished product. In 2007 we operated the Mexicali mini-mill at 95% capacity for billet production and at 78% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2007, 59% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 9% were hot rolled bars (round, square and hexagonal rods) and the remaining 17% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,

	2004	2005	2006	2007

Steel sales (thousands of tons)	187	210	224	227
Average finished product price per ton	Ps. 7,534	Ps. 6,086	Ps. 7,188	Ps. 7,282
Average scrap cost per ton	2,192	2,179	2,155	2,757
Average manufacturing conversion cost per ton of
finished product	1,528	1,624	1,700	1,690
Average manufacturing conversion cost per ton of billet.	918	973	1,020	1,083

     Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 400,000 tons of steel billet and an annual installed capacity of finished product of 432,000 tons. In 2007, the Apizaco mini-mill produced 398,610 tons of steel billet, of which the Guadalajara mini-mill used 2,024 tons, and 427,166 tons of finished products. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico D.F. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 55,000 tons. In 2007, the Cholula facility produced 50,766 tons of finished product, at 92% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

     In 2007, 21% of the products we produced at the Apizaco and Cholula facilities were rebar, 35% were hot rolled bars (round, square and hexagonals) and the remaining 44% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	August 1 – December 31	Years ended December 31,

	2004	2005	2006	2007

Steel sales (thousands of tons)	156	416	425	448
Average finished product price per ton	Ps. 8,381	Ps. 7,105	Ps. 7,560	Ps. 7,866
Average scrap cost per ton	3,335	2,942	2,852	3,035
Average manufacturing conversion cost per ton of
finished product	2,287	2,241	2,447	2,749
Average manufacturing conversion cost per ton of
billet	1,530	1,517	1,496	1,521

U.S. and Canada Operations and Facilities

     We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2007, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,692,000 tons of finished product. In 2007, the Republic facilities produced 1,811,000 tons of steel billet, of which 216,150 tons were sold as semi-finished tube rounds and 326,430 were sold as other semi-finished trade products. The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, the Republic facilities produced 1,138,000 tons of hot-rolled bar, of which 144,800 tons were used by the cold finish facilities. The Republic facilities produced 171,000 tons of cold finish bars. During this period, 59% of the products produced at the Republic facilities were hot-rolled bars, 9% were cold-finished bars, 13% were semi-finished tube rounds, and 19% were other semi-finished trade products.

     The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	July 22 – December 31,	Year ended December 31,

	2005	2006	2007

Steel sales (thousands of tons)	675	1,620	1,611
Average finished product price per ton	Ps. 8,891	Ps. 8,571	Ps. 9,566
Average scrap cost per ton	1,941	2,301	2,785
Average iron ore pellet cost per ton	697	677	892
Average manufacturing conversion cost per
ton of finished product(1)	5,428	4,771	5,724
Average manufacturing conversion cost per
ton of billet(1)	4,021	3,530	4,370

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

     Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

     Our Lorain facility had, at December 31, 2007, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2007, the Lorain facility, was operated at 85.6% capacity for steel billet and for finished product, 71.2% for 9-10” rolling mill and 83.4% for 20” mill finishing and shipping production, and it produced 1,082,000 tons of billets and 643,294 tons of finished products.

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

     Canton produces blooms and billets for the three rolling mills in the Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2007, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2007, this facility produced 729,389 tons of blooms, billets and other semi-finished trade product and was operated at 52.7% capacity of steel billet.

     Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2007, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2007, this facility produced 494,352 tons of hot rolled bars and was operated at 82.6% capacity of finished product.

     Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2007, an annual installed capacity of 125,000 tons of finished product. During 2007, the Massillon facility was operated at 80% capacity of finished product and produced 100,096 tons of cold finished bars.

     Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2007, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2007, this facility produced 36,338 tons of cold finished bars and was operated at 51.4% capacity of finished product.

     Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2007, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2007, this facility produced 35,010 tons of cold finished bars and was operated at 59.4% capacity of finished product.

     The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

				Finished Product Annual Installed Capacity (tons)(1)
			2007 Annual Production Volume (tons)

Location	Product (%)	Equipment

Guadalajara	Structurals (46%); Light	electric arc furnace	402,615	480,000
	structurals (30%);	with continuous caster,
	SBQ (18%), Rebar (6%)	rolling mill and bar
		processing lines

Mexicali	Structurals (18%); Rebar	electric arc furnace	194,914	250,000
	(59%); Light structurals	with continuous caster
	(23%)	and bar rolling mills

Apizaco and Cholula	SBQ (59%); Rebar	electric arc furnace	477,932	480,000
	(21%); Light structurals	with vacuum tank
	(20%)	degasser, continuous
		caster, bar rolling
		mills, cold drawn and
		bar turning equipment

Lorain(2)	SBQ (100%)	blast furnace, vacuum	643,294	838,000
		tank degasser,
		continuous caster, bar
		and wire rod rolling
		mills

Canton(3)	SBQ (100%)	electric arc furnace,	729,389	1,383,000
		vacuum tank degasser,
		continuous caster,
		rolling mills

Lackawanna	SBQ (100%)	reheat furnace, bar and	494,352	599,000
		wire rod rolling mills

Massillon	SBQ (100%)	cold drawn bar turning	100,096	125,000
		and heat treating
		equipment

Gary	SBQ (100%)	cold drawn bar turning	36,338	71,000
		and heat treating
		equipment

Hamilton	SBQ (100%)	cold drawn bar turning	35,010	59,000
		and heat treating
		equipment

(1)	At December 31, 2007.

(2)	Production capacity are for rolling only.

(3)	Production capacity are for billets only.

Sales and Distribution

     We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2007, approximately 73% of our steel product sales represented SBQ steel products, of which we sold 30% to the auto part industry, 27% to service centers, 12% for energy related products, 3% for hand tools, 2% for mining equipment and the remaining 26% to other industries.

     The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales. These figures reflect the sales of products manufactured at the Apizaco and Cholula facilities starting since August 1, 2004 and the sales of products manufactured at our U.S. facilities starting since July 22, 2005.

Steel Product Sales By Region

	Mexico				U.S. and Canada(1)

	Years ended December 31,

	2004	2005	2006	2007	2004	2005	2006	2007

I-Beams	100%	99%	96%	97%	0%	1%	4%	3%
Channels	80%	81%	66%	67%	20%	19%	34%	33%
Angles	95%	94%	92%	81%	5%	6%	8%	19%
Hot-rolled bars(round, square
and hexagonal rods)	91%	10%	15%	21%	9%	90%	85%	79%
Rebar	71%	66%	88%	67%	29%	34%	12%	33%
Flat bar	95%	98%	97%	97%	5%	2%	3%	3%
Cold drawn finished bars	95%	40%	26%	26%	5%	60%	74%	74%
Semi-finished tube rounds	0%	0%	0%	0%	0%	100%	100%	100%
Other semi-finished trade
products	0%	0%	0%	0%	0%	100%	100%	100%
Other	100%	100%	100%	99%	0%	0%	0%	1%

Total (weighted average)	87%	53%	35%	33%	13%	47%	65%	67%

(1)	Includes sales principally into the United States and Canada.

     During the year ended December 31, 2007, approximately 60% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 33% of our sales by volume, with SBQ products representing approximately 13% of such sales and the remainder representing commercial steel products. Approximately 80% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors.

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

     During 2007 and 2006, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. There can be no assurance that significant levels of preproduction sales orders will continue.

     In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect costumers include leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America MFG, Inc. and Caterpillar Inc., first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc., ArvinMeritor, Inc., Delphi, NTN Driveshaft, Inc., TRW Automotive Holdings Corp., and Visteon Corporation; forger Jernberg Industries, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel. In 2002 we entered into a long term supply contract with U.S. Steel, which we have extended several times. On September 22, 2006, we renewed our long term supply contract with U.S. Steel through September 30, 2008.

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

Competition

     Competition in the steel industry is significant. Continuous advances in materials sciences and resulting technologies have given rise to products such as plastics, aluminum, ceramics and glass, all of which compete with steel products. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may increase competitive pressures on independent producers of our size if large steel producers formed through consolidations adopt predatory pricing strategies that decrease prices and profit margins even further. If we are unable to remain competitive with these producers, our market share and financial performance would likely be materially and adversely affected.

     Since most of our sales are in the United States and Canada, we face strong competition from other steel producers in the United States and Canada. Approximately 31% of our sales in 2007 were in Mexico where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our gross margins and net income.

Mexico

     We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. We believe that we are one of the lowest cost producers of non-flat steel products in Mexico. We endeavor to enhance our competitive position in Mexico by working closely with our clients and distributors and adjusting our production schedule to meet customer requirements. The flexibility of our production facilities, allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and large variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States. We believe that our Mexicali mini-mill, one of the closest mini-mills to the southern California market, provides a production and transportation cost advantage in northwestern Mexico and southern California.

     We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah, Schnitzer Steel (Cascade), located in McMimville, Oregon, Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado, Tamco Steel, located in Rancho Cucamanga, California and Grupo Villacero (Border Steel), located in El Paso, Texas. We believe that in addition to our advantage in terms of lower transportation cost, we also believe that we have an advantage in lower labor cost in our Mexican operations. We believe our transportation costs in northwestern Mexico compare favorably to other local producers, including Grupo Villacero (SICARTSA), located in Lazaro Cardenas, Michoacan; Ternium (Hylsa), located in Apodaca, Nuevo Leon and DeAcero, located in Saltillo, Coahuila.

     We estimate, based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), that we are the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams and that there is one other small producer of 4-inch I-beams. These products accounted for approximately 71,827 tons, or 3%, and approximately 70,924 tons, or 3%, of our total finished product sales in 2007 and 2006, respectively. The revenue that we derived from I-beam products represented 3% and 3% of our net sales in 2006 and 2007, respectively. Total imports of these products, which come mainly from Spain and the United States, represent approximately 11% of the Mexican market.

     In 2007, we sold approximately 227,970 tons of I-beams, channels and angles at least three inches in width (including the 71,827 tons of I-beams described above) which represented approximately 8% of our total finished product sales for the year. In 2006, we sold approximately 204,000 tons of I-beams, channels and angles at least three inches in width (including the 70,924 tons of I-beams described above) which represented approximately 8% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 59% in 2007 and 54% in 2006.

     In 2007, we sold approximately 1,404,256 tons of hot rolled and cold finished steel bar, compared to 1,339,000 tons in 2006. We estimate, based on information compiled by CANACERO, that our share of domestic production of steel bar was 58% in 2007 and 41% in 2006. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 7% and 56%, respectively, in 2007 compared to 8% and 74%, respectively, in 2006. Rebar and light structural steel together accounted for approximately 516,168 tons, or 19%, of our total production of finished steel products in Mexico and the United States in 2007, compared to approximately 606,000 tons, or 23%, in 2006. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

    We distributed our sales of SBQ steel in Mexico as of December 31, 2007 as follows:

  auto parts industry, 55%,

  service centers, 18%,

  mining equipment, 8%,

  hand tools, 17%, and

  bar processing industry, 2%.

     We have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco and Cholula facilities afford us cost advantages relative to U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its proximity to these areas reduces our freight costs.

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

Certifications

     ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 19, 2007 to January 18, 2010 and is in the process to obtain the ISO/TS 16949 certification.

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

     Our Republic facilities are currently ISO 14001 certified. This certification is a voluntary international standard that defines the organizational structure, responsibilities, procedures, processes and resources for implementing environmental management systems (“EMS”). It also requires the development of an environmental policy statement which includes commitments to prevention of pollution, continual improvement of the EMS leading to improvements in overall environmental performance and compliance with applicable statutory and regulatory compliance. Most of the automotive customers of our Republic facilities require this certification. The certification is effective until November 2008.

Raw Materials

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

     In 2007, our cost of sales in Mexico, as a percentage of sales in Mexico, was 68% compared to our U.S. operations where our cost of sales, as a percentage of sale in the U.S., was 94%, and our consolidated cost of sales, as a percentage of consolidated sales, was 85%.

     Ferrous scrap, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

     Scrap. Ferrous scrap is among the most important components for our steel production and accounted for approximately 34% of our consolidated direct cost of sales in 2007 (49% of the direct cost in our Mexico operations and 19% of the direct cost in our U.S. operations) and 33% of our direct cost of sales in 2006 (54% of the direct cost in our Mexico operations and 21% of the direct cost in our U.S. operations). Ferrous scrap is principally generated from automobile, industrial, naval and railroad industries. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

     We purchase raw scrap from dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at our Guadalajara, Mexicali and Apizaco facilities. We meet our refined ferrous scrap requirements through three sources: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 6% and 3% of our refined scrap tonnage in 2007 and 2006, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 89% and 5%, respectively, in 2007 and approximately 85% and 12%, respectively, in 2006 of our refined ferrous scrap requirements. We are a dominant scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

     Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. Iron ore pellets and coke accounted for approximately 21.6% of our U.S. and Canadian facilities’ direct costs for the year ended December 31, 2007. The iron ore pellets and coke made up 9.8% and 11.8%, respectively, of the direct costs of sales in this period. We purchase 98% of our iron ore pellet and 82% of our coke requirement on the open market. Our Mexican facilities do not use iron ore pellets or coke.

     Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 11% of our direct cost of sales in 2007 and 12% in 2006, and they accounted for 23.5% of our direct cost of sales for the year ended December 31, 2007 in our U.S. and Canadian facilities. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V.

     We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

     Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD. The direct cost for the ferroalloys represents 14% of our consolidated costs, 7% of the direct costs incurred at our Mexican operations and 17% of the direct costs incurred at our U.S. operations.

     Electricity. As of December 31, 2007, electricity accounted for approximately 5% of our consolidated direct cost of sales for the period (10% of the direct cost of our Mexican operations and 3.8% of the direct cost of our U.S. operations). Electricity accounted for 10% of our direct cost of sales in 2007 and 11% of direct cost of sales in 2006 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 3.8% of direct costs of sales in 2007 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on our business. From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”), a company based in San Diego, California. The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2006 and 2007, the Mexicali facility entered into a new contract with Sempra for the period May through October 2006 and May to October 2007, respectively.

     Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 6% of our consolidated direct cost of sales (4% of the direct cost of our Mexican operations and 6.2% of the direct cost of our U.S. operations) in 2007. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 2(g) to our consolidated financial statements, derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2007, 2006 and 2005, the fair value of derivatives not qualifying as accounting hedging instruments was recorded currently against results of operations in the year. In the case of instruments qualifying as derivative accounting hedging instruments of the cash flow type, the fair value and subsequent changes were recorded under stockholders’ equity as Comprehensive income, net of the deferred tax effect. As of December 31, 2007, as a result of the evaluation of the market conditions of the natural gas in the Mexican operations, we decided not to enter into natural gas hedging arrangements for our facilities in Mexico.

    Our contracts are forwards with a minimum volume required to purchase.

     We do not enter into contracts for the purpose of speculation. We account for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging.” At December 31, 2007, we held derivatives that were not qualified for special hedge accounting and the changes in fair values were adjusted through earnings.

Regulation

U.S. and Canadian Operations

     We are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, hazardous materials disposal. Our U.S. operations have been the subject of administrative action by state and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Legal Proceedings—Environmental Claims.”

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

     The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or “LGEEPA”) and its regulations, which are administered and overseen by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”) and enforced by the Ministry’s enforcement branch, the Federal Attorney’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente or “PROFEPA”); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos or the “Law on Wastes”), which is also administered by SEMARNAT and enforced by PROFEPA; and (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional de Agua), also a branch of SEMARNAT.

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

     We have benefited from the free trade agreements that Mexico has entered into. Specifically, we have directly benefited from our ability to export finished steel products directly to export markets and compete with similar products manufactured in those markets. We have also indirectly benefited from increased demand from our domestic customers who similarly manufacture their products to foreign markets under free trade agreements. Nevertheless, we cannot assure you that the trade agreements affecting our business or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, financial condition or prospects.

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

     On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the Japanese steel that Mexico imports will be maintained without changes (13% and 18%) during the first five years as of the effective date (iii) the steel products coming from Japan will start paying less taxes gradually as from January 1, 2010 until reaching a zero percent rate in 2015, (iv) the products to be imported from the Sectors Programs, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

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

C. Organizational Structure

     The chart below sets forth a summary of our corporate structure:

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Comercializadora Simec, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C.V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Arrendadora Norte de Matamoros, S.A. de C.V. (100%), Tenedora CSG, S.A. de C.V. (100%), TMM America, S.A. de C.V. (99.95%), TMM Continental, S.A. de C.V. (99.95%), Multimodal Domestic, S.A. de C.V. (99.95%), Controladora Simec S.A. de C.V. (100%) and Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, and Apizaco, Tlaxcala, and a cold finishing facility in Cholula, Puebla, all of which are owned directly by Simec International.

(3)	The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH, S.A.B. de C.V.

(4)	SimRep owns 100% of Republic. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio, a steel- making and hot-rolling facility in Lorain, Ohio, a hot-rolling facility in Lackawanna, New York, and cold finishing facilities in Massillon, Ohio, Gary, Indiana, and Hamilton, Ontario, Canada, all of which are owned directly by Republic.

     The following table identifies each significant operating subsidiary of our company, including its country of incorporation and our company’s percentage ownership thereof:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)

Simec International, S.A. DE C.V.	Mexico	99.99%

Undershaft Investments, N.V.	Netherlands Antillas

Pacific Steel, Inc.	USA	100%

SimRep Corporation	USA	50.22%

Republic Engineered Products, Inc.:	USA	50.22%

Compañía Siderúrgica del Pacífico, S.A. de	Mexico	99.99%
C.V.

Coordinadora de Servicios Siderúrgicos de	Mexico	100%
Calidad, S.A. de C.V.

Comercializadora Simec, S.A. de C.V. (since	Mexico	99.99%
2007, before Administradora de Servicios de la
Industria Siderúrgica ICH, S.A. de C.V.)

Industrias del Acero y del Alambre, S.A. de	Mexico	99.99%
C.V.

Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%

Servicios Simec, S.A. de C.V.	Mexico	100%

Sistemas de Transporte de Baja California,	Mexico	100%
S.A. de C.V.

Operadora de Metales, S.A. de C.V.	Mexico	100%

Operadora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Administradora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Operadora de Servicios de la Industria	Mexico	100%
Siderúrgica ICH, S.A. de C.V.

Arrendadora Simec S.A. de C.V.	Mexico	100%

Controladora Simec S.A. de C.V.	Mexico	100%

Compañía Siderúrgica de Guadalajara S.A. de	Mexico	99.99%
C.V.

Arrendadora Norte de Matamoros, S.A. de	Mexico	100%
C.V. (since 2007)

Tenedora CSG, S.A. de C.V. (since 2007)	Mexico	100%

TMM America, S.A. de C.V. (since 2007)	Mexico	99.95%

TMM Continental, S.A. de C.V. (since 2007)	Mexico	99.95%

Multimodal Domestic, S.A. de C.V. (since	Mexico	99.95%
2007)

Principal Capital Expenditures and Divestitures

     We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology.

     We estimate capital expenditures for the year 2008 will be equal to $31.8 million (Ps. 346 million), consisting of $29.5 million (Ps.321 million) of estimated capital expenditures in our Republic facilities and $2.3 million (Ps. 25 million) of capital expenditures in our facilities in Mexico.

     In 2007, we spent $27 million (Ps. 293 million) on capital investments at our Republic facilities, including $7.8 million (Ps. 85 million) at the Canton, Ohio facility, $17.2 million (Ps. 187 million) at the Lorain, Ohio facility, $1.3 million (Ps. 14 million) at the Lackawanna, New York facility, $0.2 million (Ps. 2 million) at the Massillon, Ohio facility, $0.1 million (Ps. 1 million) at the Hamilton, Ontario, Canada facility, $0.2 million (Ps. 2 million) at the Gary, Indiana facility and $0.3 million (Ps. 3 million) at our corporate location in Fairlawn, Ohio. We spent $18 million (Ps. 193 million) on capital improvements at our facilities in Mexico, including $7 million (Ps. 77 million) at the Apizaco facility, $8 million (Ps. 89 million) at the Mexicali facility and $2 million (Ps. 17 million) at the Guadalajara facility and $1 million (Ps. 10 million) in the acquisition of land in the state of Tamaulipas, México.

     In 2006, we spent $30.3 million (Ps. 342 million) on capital investments at our Republic facilities, including $13.5 million (Ps. 152 million) at the Canton, Ohio facility, $15.7 million (Ps. 177 million) at the Lorain, Ohio facility, $0.6 million (Ps. 6.7 million) at the Lackawanna, New York facility, $0.2 million (Ps. 2.3 million) at the Massillon, Ohio facility, $0.1 million (Ps. 1.1 million) at the Hamilton, Ontario, Canada facility, $0.2 million (Ps. 2.3 million) at the Gary, Indiana facility and $0.02 million (Ps. 0.2 million) at our corporate location in Fairlawn, Ohio. We spent $6.7 million (Ps. 75 million) on capital improvements at our facilities in Mexico, including $5 million (Ps. 56 million) at the Apizaco facility, $1.6 million (Ps. 18 million) at the Mexicali facility and $0.1 million (Ps. 1 million) at the Guadalajara facility.

     In 2005, we spent $46.4 million (Ps. 539 million) on capital investments in our Mexican and our U.S. operations. Projects at the Guadalajara facilities in 2005 included the addition of a railroad weighing-machine and improvements to the warehouse. Projects at the Mexicali facility in 2005 included the addition of a cooling bed for the rolling mill, special site for dust and a co-jet system for the melt shop in order to increase productivity and reduce energy consumption. Projects at the Apizaco facility included the addition of a Straightening Line for the rolling mill and an inspection system for the rolling mill. From July 22, 2005 to December 31, 2005, capital investments in our Republic facilities were $34.4 million (Ps. 420 million), including $17.8 million (Ps. 218 million) for the new five strand combined billet/bloom caster in our Canton, Ohio facility, and the remainder for the revamping of the Canton melt shop, maintenance, general capital and infrastructure improvements and modernization.

Item 4A.

Unresolved Staff Comments

     There are no unresolved written comments received from the staff of the Securities and Exchange Commission regarding our periodic reports under the United States Securities Exchange Act of 1934, as amended.

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

     We have prepared our financial statements in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See Note 18 to our consolidated financial statements included elsewhere herein for the years ended December 31, 2005, 2006 and 2007 for a summary of the principal differences between MFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP. Our consolidated financial statements and all other financial information contained herein with respect to the years ended December 31, 2005, 2006 and 2007 are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted.

     Our financial statements and the corresponding discussion below includes the consolidation of Republic from July 22, 2005. Period to period comparison of our results of operations and financial condition may be difficult as a result of the inclusion of the Republic financial information only from July 22, 2005.

A. Operating Results

Overview

     We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and elsewhere. As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, the majority of our products are SBQ products for which competition is limited, therefore generating somewhat higher margins as compared with our more commoditized steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand and gross profitability of doing so.

     We focus on controlling our direct cost of sales as well as our indirect manufacturing, selling, general and administrative expenses. Our direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our direct cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

     Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2005 - 2007

	Year ended December 31,

	2005	2006	2007
Shipments (thousands of tons)	1,708	2,676	2,691
Guadalajara and Mexicali	617	631	632
Apizaco and Cholula	416	425	448
Republic facilities	675	1,620	1,611

Net sales (Ps. millions)	13,893	23,515	24,106
Guadalajara and Mexicali	4,239	4,891	4,888
Apizaco and Cholula	2,946	3,129	3,519
Republic facilities	6,708	15,495	15,699

Direct cost of sales (Ps. millions)	11,111	19,131	20,498
Guadalajara and Mexicali	2,616	2,747	3,123
Apizaco and Cholula	2,172	2,232	2,593
Republic facilities	6,323	14,152	14,782

Average price per ton (Ps.)	8,134	8,787	8,958
Guadalajara and Mexicali	6,870	7,751	7,734
Apizaco and Cholula	7,082	7,362	7,855
Republic facilities	9,938	9,565	9,745

Average cost per ton (Ps.)	6,505	7,149	7,617
Guadalajara and Mexicali	4,240	4,353	4,941
Apizaco and Cholula	5,221	5,252	5,788
Republic facilities	9,367	8,736	9,176

     Our results are affected by general global trends in the steel industry and by the economic conditions in the countries in which we operate and in other steel producing countries. Our results are also affected by the specific performance of the automotive, non-residential construction, industrial equipment, tooling equipment and other related industries. Our profitability is also impacted by events that affect the price and availability of raw materials and energy inputs needed for our operations. The variables and trends mentioned below could also affect our results and profitability. Also see “Risk Factors.”

Our primary source of revenue is the sale of SBQ steel and structural steel products.

     In August 2004, we completed the Atlax Acquisition. In July 2005, we and our controlling shareholder, Industrias CH, completed the acquisition of Republic. We believe that these acquisitions allowed us to become the leading producer of SBQ steel in North America and the leading producer of structural and light structural steel in Mexico, in each sale in terms of sales volume. We expect the sale of SBQ steel, structural steel and other steel products to continue to be our primary source of revenue. The markets for our products are highly competitive and highly dependent on developments in global markets for those products. The main competitive factors are price, product quality and customer relationships and service.

Our results are affected by economic activity, steel consumption and end-market demand for steel products.

     Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican, U.S. and Canadian markets.

     We sell our steel products to the construction, automotive, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. In 2007 and 2006, Mexico’s GDP increased 3.3% and 4.8%, respectively. In 2007 and 2006, the U.S. GDP increased 2.2% and 2.9%, respectively. Recession or a deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results

Our results are affected by international steel prices and trends in the global steel industry.

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

     However, this new period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. Average steel prices in 2007 were above those of 2006 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers and were higher than steel prices for the 2004 to 2002 period.

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

     Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. In 2007 imports to Mexico decreased as international market conditions improved. In 2006, imports to Mexico increased as international market conditions decreased. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices.

     Steel imports to the United States accounted for an estimated 22% of the domestic steel market in 2007 and an estimated 29% in 2006. Foreign producers typically have lower labor costs, and are in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

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

     In addition to raw materials, natural gas and electricity are both relevant components of our cost structure. We purchase natural gas and electricity at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and have increased significantly in 2007 and 2006 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events.

Comparison of Years Ended December 31, 2007, 2006 and 2005

Net Sales

     Net sales increased 3% to Ps. 24,106 million in 2007 (including sales in Mexico of Ps. 8,407 million and net sales in our Republic facilities in the United States and Canada, that we acquired in July of 2005, or our “Republic facilities”, of Ps. 15,699 million) compared to Ps. 23,515 million in 2006 (including sales in Mexico of Ps. 8,020 million and net sales in our Republic facilities in the United States and Canada, that we acquired in July of 2005, or our “Republic facilities”, of Ps. 15,495 million). Our net sales in 2006 increased 69% to Ps. 23,515 million (including sales in Mexico of Ps. 8,020 million and net sales in our Republic facilities in the United States and Canada, that we acquired in July of 2005, or our “Republic facilities”, of Ps. 15,495 million), compared to Ps. 13,893 million in 2005 (including the net sales of Ps. 2,946 million generated by the plants that we acquired in August 2004 in Apizaco and Cholula and of Ps. 6,708 million generated by the Republic facilities). The increase in sales can be explained by higher shipments during 2007, compared with 2006 (15,065 tons increase). The increase in tons shipped originated mainly in the plant of Apizaco and compensated for the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result of the shortage of natural gas due to the explosions on the property of Petroleos Mexicanos. We attribute the increase in net sales in 2006 to sales from the Republic facilities and the increase in 2005 to the inclusion for the full year 2005 of net sales of Ps. 2,946 million from the plants in Apizaco and Cholula as well as Ps. 6,708 million from Republic. Shipments of finished steel products increased 0.5% to 2,691,124 tons in 2007 compared to 2,676,059 tons in 2006. Sales in tons of basic steel products increased 56% to 2,676,059 metric tons in 2006 (including 1,620,076 metric tons generated by the Republic facilities) compared to 1,708,140 tons (including 413,925 metric tons generated by the plants in Apizaco and Cholula and 674,957 metric tons generated by the Republic facilities) in 2005.

     Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 3% to 1,790,572 metric tons in 2007 compared to 1,731,879 metric tons in 2006, while total Mexican sales decreased 5% from 944,180 tons in 2006 to 900,552 tons in 2007. Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 115% to 1,731,879 metric tons in 2006 (including 1,620,076 metric tons generated by the Republic facilities) compared to 809,083 metric tons in 2005 (including 19,261 tons from our plants in Apizaco and Cholula and 674,957 metric tons from the Republic facilities).

     The average price of steel products increased 2% in real terms in 2007 compared to 2006. The average price of steel products (excluding the sales of Republic) increased 10% in real terms in 2006 compared to 2005 and decreased 14% in real terms in 2005 compared to 2004. We attribute the 2006 increase to higher prices prevailing in the Mexican steel markets. We attribute the 2005 decrease to the global decrease of finished steel product prices reflecting higher inventory levels worldwide.

Direct Cost of Sales

Our Direct cost of sales increased 7% from Ps. 19,132 million in 2006 to Ps. 20,499 million in 2007. Our direct cost of sales in 2006 increased 72% to Ps. 19,132 million (including Ps. 14,152 million relating to our Republic facilities) compared to Ps. 11,112 million in 2005. Direct cost of sales as a percentage of net sales represented 85% in 2007 compared to 81% in 2006. Direct cost of sales as a percentage of our net sales was 81% (62% excluding the cost of sales of Republic) in 2006 compared to 80% in 2005. The increase in the Direct Cost of Sales is attributable mainly to an increase of 6% in real terms in the average cost of raw materials used to produce steel products in 2007 versus 2006, primarily as a result of increases in the price of scrap and certain other raw materials and an increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods July 5-8, July 10-13, and September 10-15, as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos. We attribute the higher cost of sales in 2006 primarily to the cost of sales of the products that we produce in our Republic facilities. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations are approximately $4 per hour on average compared to average hourly wages in our U.S. operations of an average of more than $30 per hour. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel. The average cost of raw materials that we used to produce steel products increased 7% in real terms in 2007 compared to 2006, primarily as a result of increase in the price of scrap and certain other raw materials. The average cost of raw materials that we used to produce steel products (excluding the production of Republic) increased 3% in real terms in 2006 compared to 2005, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

     Our gross profit in 2007 decreased 18% to Ps. 3,607 million compared to Ps. 4,383 million (including Ps. 1,344 million relating to our Republic facilities) in 2006, our gross profit in 2006 increased 58% compared to Ps. 2,781 million (including Ps. 774 million relating to the plants in Apizaco and Cholula and Ps. 385 million relating to Republic facilities) in 2005. As a percentage of net sales, our gross profit was 15% in 2007 compared to 19% in 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned. As a percentage of net sales, our gross profit was 19% (38% excluding the gross profit of Republic) in 2006 compared to 20% in 2005. This decrease is the result of the higher cost of sales prevailing at our Republic facilities. Our gross profit increase in 2006 is attributable to the increase in sales from the Republic facilities and to higher prices prevailing in the Mexican steel markets. In early April 2006, one of our competitors, Siderurgica Lazaro Cardenas Las Truchas, S.A. (“SICARTSA”), the principal producer of rebar in Mexico, stopped production because its employees went on strike until mid-August 2006. The strike generated a shortage in the supply of rebar and light section structurals, which generated a price increase in those products compared to international prices because of an imbalance in the supply and demand in the Mexican market.

Indirect Manufacturing, Selling, General and Administrative Expenses

     Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in 2007 increased 5% to Ps. 1,423 million in 2007 from Ps. 1,352 million (including Ps. 585 million relating to the Republic facilities) in 2006 and increased 24% from 1,091 million in 2005.

     Operating expenses increased 5% to Ps. 1,423 million in 2007 compared to Ps. 1,351 million in 2006 (depreciation and amortization increased Ps. 99 million in 2007 compared to 2006) but remained stable at 6% of net sales. We attribute the increase in these expenses in 2006 and 2005 primarily to the additional operating expenses from our Republic facilities.

     We recorded an increase of Ps. 99 million, or 22%, in depreciation and amortization expense, which in 2007 was Ps. 549 million compared to Ps. 450 million in 2006.We recorded an increase of Ps. 101 million, or 29%, in depreciation and amortization expense, which in 2006 was Ps. 450 million (including Ps. 179 million relating to the Republic facilities) compared to Ps. 349 million in 2005. We attribute the increases in 2006 and 2005 to the inclusion for the full year 2005 of the depreciation that the Apizaco and Cholula plants generated and the depreciation relating to the Republic facilities.

Operating Income

     Our Operating income decreased 28% from Ps. 3,031 million in 2006 to Ps. 2,184 million in 2007. Our operating income in 2006 increased 79% to Ps. 3,031 million (including Ps. 759 million relating to the plants of Republic) compared to Ps. 1,690 million in 2005. Operating income represented 9%, 13% and 12% of our net sales in 2007, 2006 and 2005, respectively. In 2007 we attribute the decrease in operating income due to the increase in cost of goods sold and the increase in 2006 due to the consolidation of Republic’s operating income with the operating income in our Mexican Facilities.

Financial Income (Expense)

     We recorded financial income of Ps. 41 million in 2007 compared to financial expense of Ps. 63 million in 2006 which decreased 165% from Ps. 155 million in 2005. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position. We recorded an exchange loss of approximately Ps. 37 million in 2007 compared to an exchange loss of approximately Ps. 37 million in 2006 compared to an exchange loss of Ps. 81 million in 2005. These exchange results reflect the 0.1% decrease in the value of the peso versus the dollar in 2007, 1% decrease in the value of the peso versus the dollar in 2006 and the 4.3% increase in the value of the peso versus the dollar in 2005

     Our net interest income was Ps. 273 million in 2007 compared to Ps. 47 million of net interest income in 2006. Our net interest income was Ps. 47 million in 2006 compared to Ps. 16 million of net interest expense in 2005. The increase in 2007 reflect larger cash balances during this year partly reflecting our recent capital stock increase in February 2007. The increase in 2006 reflected lower debt levels than in the prior year.

     We recorded a loss from monetary position of Ps. 195 million in 2007 compared to a loss from monetary position of Ps. 73 million in 2006, reflecting the domestic inflation rate of 3.6% for the year ended December 31, 2007 as compared to 4.0% for the year ended December 31, 2006. We attribute the increase to the higher levels of cash and cash equivalents in 2007. We recorded a loss from monetary position of Ps. 73 million in 2006 compared to a loss from monetary position of Ps. 58 million in 2005, reflecting the domestic inflation rate of 4.0% for the year ended December 31, 2006 as compared to 3.3% for the year ended December 31, 2005 The increase in financial income in 2007 reflect larger cash balances during this year partly reflecting our recent capital increase in February 2007. In 2006 we attribute the decrease in financial expense to exchange gains due to a decrease in the value of the peso relative to the dollar and to higher interest net income due in part to our low levels of debt.

Other Income (Expense), Net

     We recorded other income, net, of Ps. 21 million in 2007. This amount reflected:

  income of Ps. 17 million from gain in the derivative instruments;

  other expense of Ps. 8 million for fiscal amnesty offered by the Federal Government,

  gain of Ps. 9 million in the sale of shares; and

  other income, net, related to other financial operations of Ps. 3 million.

     We recorded other income, net, of Ps. 39 million in 2006. This amount reflected:

  income of Ps. 16 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax;

  gain of Ps. 17 million in the sale of Acosa; and

  other expense, net, related to other financial operations of Ps. 6 million.

     We recorded other expense, net, of Ps. 12 million in 2005. This amount reflected:

  expense for the cancellation of the technical assistance of Ps. 40 million;

  income from the recovery of a commission from Banco Nacional de Comercio Exterior for Ps. 8 million; and

  other income, net, related to other financial operations of Ps. 20 million.

Income Tax and Employee Profit Sharing

     For the years ended December 31, 2007, 2006 and 2005 we recorded an income tax provision of Ps. 621 million, Ps. 609 million and Ps. 133 million, respectively. These amounts included a provision for deferred income taxes of Ps. 509 million in 2007, Ps. (19) million in 2006 and Ps. 48 million in 2005.

     Our effective income tax rates for the fiscal years ended December 31, 2007, 2006 and 2005 were 27.6%, 20% and 8.7% respectively. The effective income tax rate in 2006 was less than the statutory rate of 29%, mainly because we amortized all of our remaining deferred credit which is non-taxable income. The effective income tax rate during 2005 had a significant improvement which was the result of a corporate restructure.

     A new income tax law was enacted in Mexico on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years.

     The Flat-Rate Business Tax (FRBT) law was published in the Official Gazette on October 1, 2007. This law will come into force as of January 1, 2008 and abolish the Asset Tax Law. Current year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to income determined on the basis of cash flows, net of authorized credits. FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable. Based on financial projections for the next four years and retrospectively, on historical results, the company considers that it will essentially pay income tax in upcoming years. Therefore, at December 31, 2007, the company has computed its deferred taxes at December 31, 2007 based on the specific income tax rules, consistent with prior year.

Net Income

     We recorded net income of Ps. 1,625 million, Ps. 2,398 million and Ps. 1,390 million in 2007, 2006 and 2005, respectively. We attribute the decrease in 2007 to an increase of 6% in real terms in the average cost of raw materials used to produce steel products and the average price of steel products increased only 2% in real terms and we attribute the increase in 2006 to additional income for the Republic facilities, higher prices in the Mexican Steel Market and less financial expense.

Critical Accounting Policies

     The discussion in this section is based upon our financial statements, which have been prepared in accordance with MFRS. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and direct cost of sales, income taxes and employee profit sharing, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

     Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to deferred income taxes, the impairment of property, plant and equipment and valuation allowance on accounts receivable. We evaluate the recoverability of deferred income tax assets considering the probability of not recovering all or a portion of the assets. The final realization of deferred income tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. In conducting this evaluation, we consider the expected reversal of deferred income tax liabilities, projected taxable profits and planning strategies. We evaluate periodically the adjusted values of our property, plant and equipment, to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets. The class of our assets which most require complex determinations based upon assumptions and estimates relates to idle machinery.

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

New Accounting Pronouncements

     The new accounting pronouncements that came into effect in 2007 are as follows:

MFRS B-3 Statement of operations

MFRS B-13 Subsequent events to the date at the financial statements

MFRS C-13 Related parties

MFRS D-6 Capitalization of Comprehensive result of financing

MFRS Interpretation 4 Presentation of Employee Profit Sharing in the Statement of Income

MFRS Interpretation 8 Effects of the flat rate business tax (FRBT)

     The new accounting pronouncements that come into effect on January 1, 2008, are as follows:

MFRS B-2, Statement of cash flows

MFRS B-10, Effects of inflation

MFRS B-15, Foreign currency translation

MFRS D-3, Employee Benefits

MFRS D-4, Taxes on profits

MFRS Interpretation 5, Accounting recognition of the additional consideration agreed at the inception of a derivative to adjust the instrument to its fair value

MFRS Interpretation 6, When a hedge may be formally designated

MFRS Interpretation 7, Application of comprehensive income item generated by a cash flow hedge on a forecaster purchase of a non-financial asset

     Please refer to note 2(x) to our consolidated financial statements included elsewhere herein for a description of the most significant changes established under these new standards.

B. Liquidity and Capital Resources

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

     In December 1997, we consummated a corporate reorganization and restructuring of our liabilities. As part of this restructuring, our wholly-owned subsidiary, CSG, incurred new bank debt and issued new debt securities and paid limited amounts of accrued interest on certain outstanding debt in exchange for and in an aggregate amount approximately equal to our aggregate outstanding consolidated debt at the date of consummation of the restructuring. In exchange, CSG received equity in all of our subsidiaries, and we eliminated the intercompany debt that CSG owed to us.

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

     At December 31, 2007, our total consolidated debt consisted of U.S.$302,000 of 8-7/8% medium-term notes due 1998 (the “MTNs”). Accrued interest on the MTNs at December 31, 2007 was U.S.$363,703. We conducted exchange offers for the MTNs in October 1997 and August of 1998. This amount reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers. At December 31, 2006, our total consolidated debt consisted of U.S.$302,000 of 8-7/8 medium term notes due 1998 (accrued interest at December 31, 2006, was U.S.$336,525).

     On September 6, 2006, Republic entered into a subordinated demand promissory note with Industrias CH. Interest accrues at a rate of 5.23% per annum. As of December 31, 2007 and 2006, Republic had $4.2 and $21.4 million, respectively, outstanding under this intercompany promissory note.

     At December 31, 2005, our total consolidated debt consisted of U.S.$38 million (Ps. 442 million), of which U.S.$33.4 million was debt held by GE Capital, U.S.$4.3 million was held by the Ohio Department of Development Loan, and U.S.$302,000 was 8-7/8% medium-term notes due 1998 (accrued interest at December 31, 2005 was U.S.$309,311). The U.S.$302,000 reflects sums that we did not pay to holders that we could not identify at the time of the exchange offers.

     On August 9, 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Grupo Sidenor located in Apizaco and Cholula. Our total net investment in this transaction was approximately U.S.$122 million ((Ps. 1,589 million) which amount excludes value added tax of $16 million (Ps. 210 million)) which we paid in 2004 and recouped from the Mexican government in 2005), funded with our internally generated resources and capital contributions from Industrias CH of U.S.$19 million (Ps. 247 million) for capital stock to be issued in the second quarter of 2005. Approximately $107.5 million (Ps. 1,350 million) of our investment related to the acquisition of property, plant and equipment, approximately $7 million (Ps. 92 million) related to a technical assistance contract with the seller and the balance relates to inventories acquired.

     On July 22, 2005, we and our parent company Industrias CH acquired 100% of the stock of Republic. We acquired 50.2% of Republic’s stock for U.S.$123 million (Ps. 1,403 million) through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep for U.S.$122 million (Ps. 1,392 million). We financed our portion of the U.S.$245 million (Ps. 2,795 million) purchase price principally from a loan received through Industrias CH that has since been repaid in full. At December 31, 2005, the total amount of Republic’s debt was U.S.$37.7 million (Ps. 438 million), which debt has since been repaid in full.

     On May 30, 2008, we acquired 100% of the stock of Grupo San for approximately U.S.$850 million (Ps. 9248 million). To finance the purchase price, on May 29, 2008, we accepted a loan from Banco Inbursa S.A. for U.S. $120 million (Ps. 1306 million) at Libor +1.45% that is due on May 29, 2009. We also received U.S. $112.5 million (Ps. 1224 million) of contribution for future capital stock increases from Industrias CH that we expect to formalize by July 22, 2008. We paid the remaining balance of the purchase price through our own cash reserves.

     We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. We have had very limited access to and have not borrowed any material amounts from unaffiliated third parties since consummation of the restructuring. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. In part due to this offering, as of December 31, 2007 we had on hand cash in the amount of approximately U.S.$589 million. We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including our currently anticipated capital expenditures.

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

     Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31:

Principal Cash Flows

	Years ended December 31,

	2005	2006	2007

	(millions of constant December 31, 2007 Pesos)
Funds provided by operating activities	1,996	2,384	2,352
Funds (used in) provided by financing	(260)	(417)	2,324
Funds (used in) provided by investing activities	(2,076)	13	(484)

     Our net funds provided by operations were Ps. 2,352 million in 2007, Ps. 2,384 million in 2006 and Ps. 1,996 million in 2005 and reflected the net income of the year.

     Our net funds provided by financing activities were Ps. 2,324 million (which amount includes the capital increase of Ps. 2,421 million in February 2007) in 2007 compared to Ps. 417 million of funds used in financing activities in 2006 (which amount includes the prepayment of Ps. 439 million (U.S.$37.7 million)

of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 131 million). Our net funds used by financing activities were Ps. 417 million in 2006 compared to Ps. 260 million in 2005 (which amount includes the prepayment of Ps. 1,127 million of bank debt of Republic and the loan from Industrias CH for Ps. 483 million.)

     We attribute our net funds used in investing activities primarily to the acquisition of property, plant and equipment and other non-current assets and reflects changes in long-term inventories and proceeds from insurance claim. Our net funds used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 484 million in 2007 compared to net resources provided by investing activities of Ps. 13 million (which amount includes the proceeds from an insurance claim of Ps. 436 million, see note 14 to our consolidated financial statements). Our net funds provided by investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 13 million in 2006 compared to net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) of Ps. 2,076 million in 2005, primarily due to our net funds used to acquire Republic for Ps. 1,403 million.

     We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 6 to our audited financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

     As of December 31, 2007, we had no material commitments for capital expenditures.

C. Research and Development, Patents and Licenses

     We do not own any registered patents or copyrights which are material to our business as a whole.

D. Trend Information

     All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements.”See also “Item 5A—Operating and Financial Review and Prospects—Overview of Operating Results.”

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

F. Contractual Obligations

     The table below sets forth our significant long-term contractual obligations as of December 31, 2007:

			Maturity

	Less than 1 year	1 – 3 years	4 – 5 years	In excess of 5 years
					Total

		(millions of constant December 31, 2007 Pesos)
Long-term debt obligations(1)	54	—	—	—	54
Short-term debt obligations	3	—	—	—	3
Long-term contractual obligations	—	—	—	—	—
Total	57	0	0	0	57

(1) Account payable to Industrias CH is denominated in U.S. dollars, is for an indefinite term and bears annual interest at a rate of 5.23%.

     As of December 31, 2007, Republic had U.S.$ 1.8 million included in property, plant and equipment for various equipment and computer capital leases. Republic’s capital leases required future minimum payments of U.S.$0.7 million for 2008, $0.7 million for 2009, $0.3 million for 2010 and will be repaid in full in 2010.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors

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

Election of the Board of Directors

     At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors. Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director.

     The current members of our board of directors were nominated and elected to such position at the 2008 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

  our general strategy;

  annual approval of the business plan and the investment budget;

  capital investments not considered in the approved annual budget for each fiscal year;

  proposals to increase our capital or that of our subsidiaries;

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

  calling shareholders’ meetings and acting on their resolutions;

  any transfer by us of shares in our subsidiaries;

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

     In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Management—Committees.”

Biographical Information of our Board of Directors

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

     The chairman of the audit and corporate practices committee, shall prepare an annual report to the annual shareholders’ meeting with respect to the findings of the audit and corporate practices committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with shareholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remuneration paid to directors and officers.

Executive Officers

     The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

		Position Held Since
Name	Position

Luis García Limón	Chief Executive Officer	1982*
José Flores Flores	Chief Financial Officer	2005
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

*	Represents the date as of which Mr. García Limón first held this office with our predecessor, CSG.

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

B. Compensation

     For the years ended December 31, 2007 and 2006, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 24.5 million and Ps. 22 million, respectively.

C. Board Practices

     The following table sets forth the names of the members of our board of directors and the year of their initial appointment:

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

     The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo, the chairman of the audit and corporate practices committee, was elected at our extraordinary and annual ordinary shareholders’ meeting held on April 30, 2008, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

D. Employees

     At December 31, 2007, we had 4,437 employees (of whom 1,915 were employed at our Mexico facilities, and 1,136 were unionized, and 2,522 were employed at the Republic facilities, of whom 2,060 were unionized) compared to 4,053 employees at December 31, 2006 (of whom 1,921 were employed at our Mexico facilities, and 1,143 were unionized, and 2,132 were employed at the Republic facilities, of whom 1,719 were unionized) compared to 4,360 employees at December 31, 2005 (of whom 1,905 were employed at our Mexican facilities, and 1,141 were unionized, and 2,455 were employed at the Republic facilities, and 2,007 were unionized).

     The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through union contracts. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current contract.

  Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Edo. de Jalisco. The contract expires in February 14, 2009.

  Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires in January 16, 2009.

  Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metalicos, Similares y Conexos de la República Mexicana. The contract expires in January 16, 2009.

  Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalurgicos Fundidores, Mecánicos y Conexos Crom del Estado. The contract expires in March 1, 2009.

     We have had good relations with the unions in our Mexican facilities. The bargaining agreements are revised every two years, and wages are adjusted every year.

     The employees of our Republic facilities are affiliated with United Steelworkers of America. The existing labor agreement with the employees of our Republic facilities includes an employee profit sharing program, to which our Republic subsidiary must contribute 3% of its quarterly net income before taxes exceeding $12.5 million (Ps. 136 million) for the year ending December 31, 2007 for unionized employees and 3% of its quarterly net income before taxes exceeding $12.5 million (Ps. 136 million) for the year ending December 31, 2007 for the non-unionized employees.

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

E. Share Ownership

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns approximately 62% of Industrias CH directly or through its subsidiaries, and Eduardo Vigil González and Raúl Vigil González, each members of our board of directors, owned 0.6% and 0%, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     As of June 1, 2008, we had 474,621,611 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns approximately 62% of Industrias CH directly or through its subsidiaries. Members of the Vigil family currently control indirectly approximately another 1.5% of our series B shares.

     Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of June 1, 2008.

Name of Shareholder	Number of shares owned		% of shares owned
Industrias CH	261,218,532		55%
Tuberías Procarsa, S.A. de C.V. (1)	94,338,450		19%
Operadora de Manufacturera de Tubos, S.A. de C.V. (2) .	26,113,038		5%
Aceros y Laminados Sigosa, S.A. de C.V(1)	4,136,373		1%
SEYCO Estructuras S.A. de C.V. (2)	5,847,159		1%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,117,073		1%
Compañia Mexicana de Tubos, S.A. de C.V. (2)	3,629,274		1%
Controladora VG, S.A. de C.V. (2)	1,948,101		1%
Public Investors	75,273,611		16%

Total	474,621,611	(3)	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

(3)	Includes 53,406,905 shares sold in a public offering on February 8, 2007.

     At May 31, 2008, 451,353,014 series B common shares were held in Mexico and by approximately 396 shareholders who were record holders in Mexico.

B. Related Party Transactions

     We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See note 4 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million Ps. 1,403 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% (U.S.$122 million Ps. 1,392) through SimRep. We financed our portion of the U.S.$245 million (Ps. 2,795 million) purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

     We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

     From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2005, these sales totaled Ps. 26 million, in 2006 they totaled Ps. 39 million, and in 2007 they totaled Ps. 28 million. In addition, in 2005, 2006 and 2007 we purchased Ps. 2 million, Ps. 7 million and Ps. 76 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

     We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis. In 2005 we paid Ps. 8 million to Industrias CH for its services, in 2006 we paid Ps. 10 million, and in 2007 we paid Ps. 12 million.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

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

     Tax Litigation. On July 2, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 93,045 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. On October 9, 2007, we participated in the fiscal amnesty offered by the Federal Government and paid the sum of $8,512, abandoning the trial and fully paying the tax credit.

United States

     Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

     Department of Toxic Substances Control. In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the Department of Toxic Substances Control issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay $235,000 (payable in four payments of $58,750 over the course of one year) for fines of $131,250, the department's costs of $45,000 and an environmental project of $58,750. At December 31, 2007, Pacific Steel has made all of the payments.

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

     We estimated, based on experience in prior years and using the same processes, a liability of between $0.8 million and $1.7 million. Due to the above, at December 31, 2002 and 2003, we created a reserve for this contingency of approximately $0.8 million and $1.7 million, respectively. At December 31, 2007, such reserve is Ps. 14.7 million ($1.4 million).

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

     Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal by independent experts. Such appraisal caused a decrease in the value of part of the land of Ps. 24,173 (19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

     Environmental Liabilities. At December 31, 2007, we had a reserve of $2.5 million (Ps. 27 million) to cover probable environmental liabilities and compliance activities. The current and non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and

Accrued Expenses” and “Other Long-Term Liabilities”, respectively, in the attached consolidated balance sheets. We have no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

     As is the case for most steel producers in the United States and Canada, we may incur material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in our U.S. facilities.

B. Significant Changes

On February 8, 2007, we sold 53,406,905 series B shares in a public offering, with total cash proceeds in the amount of approximately U.S. $214 million.

     On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”), and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees. produce 700 thousand tons of finished products annually.

Item 9. The Offer and Listing

A. Offer and Listing Details

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

	Mexican Stock Exchange		American Stock Exchange

	High	Low	High	Low

2003	37.50	10.20	5.34	0.85
2004	95.99	22.40	8.75	2.10
2005	95.00	40.75	8.70	3.63
2006	80.00	22.00	21.64	3.96
2007	55.91	32.50	15.46	8.55

	Mexican Stock Exchange		American Stock Exchange

	High	Low	High	Low

2006
First Quarter	80.00	43.28	7.48	3.96
Second Quarter	33.47	22.00	9.49	5.55
Third Quarter	57.50	25.00	15.90	6.60
Fourth Quarter	79.40	50.00	21.64	13.50

2007
First Quarter	55.91	40.38	15.46	10.00
Second Quarter	52.00	44.00	14.40	11.31
Third Quarter	54.50	32.50	15.30	8.55
Fourth Quarter	39.90	34.40	11.02	8.89

2008
First Quarter	43.20	32.70	12.43	8.75

2007
December	39.25	34.85	10.99	9.50

2008
January	38.76	32.70	10.65	8.75
February	43.20	36.65	12.43	10.05
March	41.20	38.00	11.55	10.50
April	46.00	39.97	13.40	11.00
May	54.60	42.18	15.85	11.43

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

  non-disclosure of material events; or

  changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

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

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our principal objects and purposes, as expressed in the Second Clause of our Bylaws, are to engage in the control of companies dedicated to the manufacture, processing and distribution of diversified special bar quality (“SBQ”) steel and structural products.

     The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care requires our directors to act in good faith and in the best interests of the company. Our directors are liable for damages and losses caused to us and to our subsidiaries as a result of violating their duty of care.

     The duty of loyalty requires our directors to preserve the confidentiality of information received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also violated, among other things, by (i) failing to disclose to the audit and corporate practices committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect or financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

     Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us, which include, among others, altering financial statements or records. In terms of the General Law of Commercial Companies and our Bylaws, only the shareholders’ meeting can determinate compensation for the directors. Our directors cannot individually exercise any of our borrowing powers. We do not have any retirement plan. Shareholders, or a group of shareholders, that control 10% of our shares can name a director and (in that director’s absence) an alternate director.

Voting Rights and Shareholders’ Meetings

     Each series B share entitles its holder to one vote at any meeting of our shareholders. Each series L share would entitle its holder to one vote at any meeting at which holders of series L shares are entitled to vote. Holders of series L shares would be entitled to vote only on the following matters:

  our transformation from one type of company to another;

  to elect one member of our board of directors pursuant to the provisions of our by-laws and the Securities Market Law;

  any merger or corporate spin-off in which we are not the surviving entity;

  our dissolution or liquidation;

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

     Extraordinary shareholders’ meetings are those called to consider any of the following matters:

  voluntary dissolution of the company;

  an increase or decrease in a company’s minimum fixed capital;

  change in corporate purpose or nationality;

  any transformation, merger or spin-off involving the company;

  any stock redemption or issuance of preferred stock or bonds;

  the cancellation of the listing of our shares with the National Securities Registry or on any stock exchange;

  any other amendment to our by-laws; and

  any other matters for which applicable Mexican law or our by-laws specifically require an extraordinary meeting.

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

     At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares. See “Description of American Depository Receipts—Voting Rights.”

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

Dividends and Distributions

     At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2007, was approximately Ps. 4,030 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder. See “Dividends and Dividend Policy.”

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

     For additional tender offer and insider trading rules applicable to our securities pursuant to Mexican Law, see “Market Information.”

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

     Holders of ADSs may exercise preemptive rights in limited circumstances. See “Description of American Depositary Receipts—Dividends, Other Distributions and Rights.” If a holder of series B shares or ADSs were unable or unwilling to exercise its preemptive rights in connection with such a capital increase, such holder’s proportionate share of dividends and other distributions and voting rights would decline. In addition, depending on the series of shares increased and the pattern in which preemptive rights were exercised, such a capital increase might increase or reduce the portion of our capital stock represented by series B shares and ADSs or increase or reduce the proportionate voting rights of such holder.

     Our capital stock may be reduced by resolution of a shareholders’ meeting taken pursuant to the rules applicable to capital increases. Our capital stock also may be reduced upon withdrawal of a shareholder as provided in Section 206 of the Mexican Corporations Law, see “—Voting Rights and Shareholders’ Meetings” above, or by repurchase of our own stock in accordance with the Mexican Securities Market Law, see “Share Repurchases” below.

Share Repurchases

     We may choose to acquire our own shares through the Mexican Stock Exchange on the following terms and conditions:

  the acquisition must be carried out through the Mexican Stock Exchange;

  the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the National Banking and Securities Commission;

  the acquisition must be carried out against our net worth (capital contable) without adopting a reduction in capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock. No shareholder consent is required for such purchases;

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

     Other Provisions

     Forfeiture of Shares. As required by Mexican law, our by-laws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture of such interest or participation in favor of the Mexican nation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such by-laws prohibit ownership of shares by non-Mexican persons or entities.

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

     Anti-Takeover Provisions

     Subject to the approval of the National Banking and Securities Commission, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their by-laws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors. See “Market Information—Market Regulation—Anti-Takeover Protections.”

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

C. Material Contracts

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

     On July 22, 2005, we and our parent company, Industrias CH, entered into a stock purchase agreement under which we acquired 100% of the stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock for U.S.$123 million (Ps. 1,403 million) through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep for U.S.$122 million (Ps. 1,392 million). We financed our portion of the U.S.$245 million (Ps. 2,795 million) purchase price principally from a loan received through Industrias CH that we have since repaid in full.

     On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Grupo San, and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees. produce 700 thousand tons of finished products annually.

D. Exchange Control

     There are no legislative or legal provisions currently in force in Mexico or arising under our bylaws restricting the payment of dividends to holders of our common stock not resident in Mexico, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations sanctions. There are no limitations, either under the laws of Mexico or in our by-laws, on the right of foreigners to hold or vote on shares of our common stock.

E. Taxation

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

     The summary is based upon the federal income tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in the series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

     U.S. Federal Income Tax Considerations

     The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or our 2007 taxable year.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statements by Experts

     Not applicable

H. Documents on Display

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

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 177% higher than the Mexican peso’s devaluation relative to the dollar.

     We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See note 6 to the consolidated financial statements.

Market Risk Measurement

     We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2007 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

     Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 328 thousand ($30 thousand).

     The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2007 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2008. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

     Simec is in default on the payment of U.S. $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a U.S. $68 million exchange offer. Accrued interest on the MTNs at December 31, 2007 was U.S. $363,703. The U.S. $363,703 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offer.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

A. Disclosure Control and Procedures

     Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

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

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Mancera, S.C., a member firm of Ernst & Young Global, an independent registered public accounting firm, who has audited the financial statements included in this annual report as stated in their report which appears herein.

C. Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF MANCERA

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of Grupo Simec, S.A.B. de C.V.

We have audited Grupo Simec S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo Simec S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s assessment on the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Grupo Simec S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets the Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’equity and changes in financial position for each of the three years in the period ended December 31, 2007. We did not audit the financial statements of Simrep Corporation and subsidiaries, a majority owned subsidiary, for the period ended December 31, 2005 which statements reflect total assets of Ps. 6,453,517 (thousand), as of December 31, 2005 and total revenues of Ps. 6,707,749 (thousand), for the period then ended. Those statements were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Simrep Corporation and subsidiaries, is based solely on the report of the other independent auditors. Our report dated June 25, 2008 expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global Jose Maria Tabares

Guadalajara, Jal., Mexico
June 25, 2008

D. Changes in Internal Control Over Financial Reporting

     There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     As a result of our evaluation of the effectiveness of our internal controls for the year ended December 31, 2006 and the material weakness and deficiencies identified during that period, we implemented significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

  We revised access levels for all users of our information systems at our U.S. operations in order to adequately secure our information systems and system change control;

  We adequately segregated functions and procedures in our month-end process and in our financial statements presentation for our plants in Mexico; and

  We reassigned review duties among executives for the consolidation of our financial statements so that functions and procedures are adequately segregated.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2007, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: José Flores Flores, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

     Audit Fees. We paid fees in the amount of Ps. 11.8 million and Ps. 13.7 million, respectively, in 2006 and 2007 to Mancera, S.C. Ernst & Young for the audit of our annual consolidated financial statements included in our annual report on Form 20-F.

     Tax Fees. We paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 0.3 million and Ps. 0.08 million, respectively, in 2006 and 2007 associated with tax compliance and tax consultation.

     Other Fees. In 2007 we paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 4.7 million associated with the public offering of ADS and Series B shares completed on February 8, 2007. We paid no fees in 2006 other than those set forth above to Mancera, S.C. Ernst & Young. The audit committee approved all of the services incurred in 2006 and 2007, described as “Audit Fees”, “Tax Fees” and “Other Fees”, in accordance with our policy on auditor independence.

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

List of Exhibits:

Exhibit Number	Item
1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*

8	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

10.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

10.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón
Chief Executive Officer

By: /s/ José Flores Flores
José Flores Flores
Chief Financial Officer

Dated: June 30, 2008

INDEX TO FINANCIAL STATEMENTS

(Constant Mexican Pesos as of December 31, 2007)

Grupo Simec, S.A.B. de C.V.

Report of Mancera, S.C. Ernst & Young		F-2

Report of BDO Hernández Marrón y Cía., S.C		F-3

Consolidated Balance Sheets as of December 31, 2007 and 2006		F-4

Consolidated Statements of Income for the years ended
December 31, 2007, 2006 and 2005		F-5

Consolidated Statements of Changes in Stockholders’ Equity
for the years ended December 31, 2007, 2006 and 2005		F-6

Consolidated Statements of Changes in Financial Position for
the years ended December 31, 2007, 2006 and 2005		F-7

Notes to Consolidated Financial Statements		F-8

Schedules to Financial Statements
Schedule I-	Condensed Parent Company Balance Sheets as of
	December 31, 2007 and 2006	S-1

Schedule I-	Condensed Parent Company Statements of Income
	for the years ended December 31, 2007, 2006 and 2005	S-2

Schedule I-	Condensed Parent Company Statements of Changes in
	Financial Position for the years ended December 31, 2007, 2006 and 2005	S-3

Schedule I-	Note to Parent Company Financial Statements for the
	years ended December 31, 2007, 2006 and 2005	S-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Grupo Simec, S.A.B. de C.V.

        We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Simrep Corporation and subsidiaries, a majority owned subsidiary, for the period ended December 31, 2005 which statements reflect total assets of Ps. 6,453,517 (thousand), as of December 31, 2005 and total revenues of Ps. 6,707,749 (thousand), for the period then ended. Those statements were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Simrep Corporation and subsidiaries, is based solely on the report of the other independent auditors.

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

        In our opinion, based on our audits and the report of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from those followed in the United States of America (see Note 18 to the consolidated financial statements).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2008, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C. A Member Practice of Ernst & Young Global Jose Maria Tabares

Guadalajara, Jal., Mexico
June 25, 2008

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

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

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
Hernández, Marrón y Cía., S.C.

Bernardo Soto Peñafiel, CPA
Partner
Mexico City

April 28, 2006, except for the restatement to December 31, 2007 constant Mexican pesos, as to which the date is June 19, 2008.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	2007		2006

Assets
Current assets:
Cash and cash equivalents	Ps.	6,396,155	Ps.	2,204,018

Accounts receivable
Trade		2,578,444		2,305,139
Related parties (note 4)		3,572		138
Recoverable taxes		517,645		241,007
Other receivables		52,785		21,693

		3,152,446		2,567,977
Less: allowance for doubtful accounts (note 2s)		97,255		61,745

Total accounts receivable, net		3,055,191		2,506,232

Inventories, net (note 5)		4,930,404		5,052,434
Prepaid expenses		72,005		108,361

Total current assets		14,453,755		9,871,045

Non-current inventories (note 2f)		97,459		89,167
Property, plant and equipment, net (note 7)		7,900,638		7,599,837
Other assets and deferred charges, net (note 8)		389,405		482,731

Total assets	Ps.	22,841,257	Ps.	18,042,780

Liabilities and stockholders' equity
Current liabilities:
Current portion of debt	Ps.	3,282	Ps.	3,406
Accounts payable		2,104,235		1,848,857
Related parties (note 4)		103,879		238,555
Other accounts payable and accrued expenses		648,728		816,680

Total current liabilities		2,860,124		2,907,498

Seniority premiums and termination benefits (note 10)		18,422		23,107
Deferred income tax (note 12)		2,672,480		2,081,717
Other long-term liabilities (note 16)		38,197		70,125

Total long-term liabilities		2,729,099		2,174,949

Total liabilities		5,589,223		5,082,447

Stockholders' equity (note 13):
Capital stock		4,030,427		3,763,412
Additional paid-in capital		3,151,317		997,606
Retained earnings		8,550,179		7,021,122
Cumulative deferred income tax		(970,513)		(970,513)
Translation effect in foreign subsidiaries, net		(31,710)		(25,539)
Deficit on restatement of stockholders’ equity		132,155		(73,659)
Fair value of derivative financial instruments (note 6)		-		(4,557)

Majority stockholders' equity		14,861,855		10,707,872
Minority interest		2,390,179		2,252,461

Total stockholders' equity		17,252,034		12,960,333

Total liabilities and stockholders' equity	Ps.	22,841,257	Ps.	18,042,780

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2007, except share and earnings per share figures )

	2007		2006		2005

Net sales	Ps.	24,106,094	Ps.	23,515,297	Ps.	13,892,574
Direct cost of sales		20,498,918		19,131,879		11,111,529

Marginal profit		3,607,176		4,383,418		2,781,045
Indirect overhead, selling, general and
administrative expenses		1,423,159		1,351,682		1,090,808

Operating income		2,184,017		3,031,736		1,690,237

Other income (expenses), net:		21,329		39,205		(12,520)
Comprehensive financing cost:
Interest income (expense), net		273,313		46,932		(16,853)
Foreign exchange (loss) gain, net		(37,879)		(37,424)		(80,655)
Monetary position loss		(194,931)		(72,952)		(57,494)

Comprehensive financial result, net		40,503		(63,444)		(155,002)

Income before income tax		2,245,849		3,007,497		1,522,715

Income tax (note 12):
Current		111,522		627,612		84,957
Deferred		509,152		(18,891)		47,723

Total income tax		620,674		608,721		132,680

Net consolidated income	Ps.	1,625,175	Ps.	2,398,776	Ps.	1,390,035

Allocation of net income
Minority interest		96,118		220,082		18,739
Majority interest		1,529,057		2,178,694		1,371,296

	Ps.	1,625,175	Ps.	2,398,776	Ps.	1,390,035

Majority earnings per share:
Weighted average shares outstanding		468,228,497		420,339,873		413,788,797

Majority earnings per share (pesos)	Ps.	3.27	Ps.	5.18	Ps.	3.31

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Capital stock		Additional paid-in capital		Contributions for future capital stock increases		Retained earnings		Cumulative deferred income tax		Deficit on restatement of stockholders’ equity

Balance at December 31, 2004	Ps.	3,651,888	Ps.	730,772	Ps.	246,755	Ps.	3,471,132	Ps.	(970,513)	Ps.	192,113
Increase in capital stock (note 13)		72,868		174,589		(246,755)		-		-		-
Investment in PAV Republic – ICH		-		-		-		-		-		-
Comprehensive income:
Net income for the year		-		-		-		1,371,296		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		-
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-
Result of holding non-monetary assets,
net of deferred taxes		-		-		-		-		-		(373,991)

Balance at December 31, 2005		3,724,756		905,361		-		4,842,428		(970,513)		(181,878)
Increase in capital stock (note 13)		38,656		92,245		-		-		-		-
Investment in PAV Republic – ICH		-		-		-		-		-		-
Comprehensive income:
Net income for the year		-		-		-		2,178,694		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		-
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-
Result of holding non-monetary assets,
net of deferred taxes		-		-		-		-		-		108,219

Balance at December 31, 2006		3,763,412		997,606		-		7,021,122		(970,513)		(73,659)
Increase in capital stock (note 13)		267,015		2,153,711		-		-		-		-
Investment in Simec International – ICH		-		-		-		-		-		-
Comprehensive income:
Net income for the year		-		-		-		1,529,057		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		-
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-
Result of holding non-monetary assets,
net of deferred taxes		-		-		-		-		-		205,814

Balances at December 31, 2007	Ps.	4,030,427	Ps.	3,151,317	Ps.	-	Ps.	8,550,179	Ps.	(970,513)	Ps.	132,155

	Translation effect in foreign subsidiaries		Fair value of derivative financial instruments		Total majority interest		Minority interest		Comprehensive income		Total stockholders' equity

Balance at December 31, 2004	Ps.		Ps.	13,764	Ps.	7,335,911	Ps.	345			Ps.	7,336,256
Increase in capital stock (note 13)		-		-		702		-				702
Investment in PAV Republic – ICH		-		-		-		1,917,686				1,917,686
Comprehensive income:
Net income for the year		-		-		1,371,296		18,739	Ps.	1,390,035		1,390,035
Translation effect in foreign subsidiaries		16,106		-		16,106		-		16,106		16,106
Effect of market value of swaps net of deferred taxes		-		29,471		29,471				29,471		29,471
Result of holding non-monetary assets,
net of deferred taxes		-		-		(373,991)				(373,991)		(373,991)

									Ps.	1,061,621

Balance at December 31, 2005		16,106		43,235		8,379,495		1,936,770				10,316,265
Increase in capital stock (note 13)		-		-		130,901		-		-		130,901
Investment in PAV Republic – ICH		-		-		-		145,188		-		145,188
Comprehensive income:
Net income for the year		-		-		2,178,694		220,082		2,398,776		2,398,776
Translation effect in foreign subsidiaries		(41,645)		-		(41,645)		(41,280)		(82,925)		(82,925)
Effect of market value of swaps net of deferred taxes		-		(47,792)		(47,792)		-		(47,792)		(47,792)
Result of holding non-monetary assets,
net of deferred taxes		-		-		108,219		(8,299)		99,920		99,920

									Ps.	2,367,979

Balance at December 31, 2006		(25,539)		(4,557)		10,707,872		2,252,461				12,960,333
Increase in capital stock (note 13)		-		-		2,420,726		-		-		2,420,726
Investment in Simec International – ICH		-		-		-		38,436		-		38,436
Comprehensive income:
Net income for the year		-		-		1,529,057		96,118		1,625,175		1,625,175
Translation effect in foreign subsidiaries		(6,171)		-		(6,171)		(6,055)		(12,226)		(12,226)
Effect of market value of swaps net of deferred taxes		-		4,557		4,557		-		4,557		4,557
Result of holding non-monetary assets,
net of deferred taxes		-		-		205,814		9,219		215,033		215,033

									Ps.	1,832,539

Balances at December 31, 2007	Ps.	(31,710)	Ps.	-	Ps.	14,861,855	Ps.	2,390,179			Ps.	17,252,034

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2007, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

		2007		2006		2005

Operating activities:
Net income	Ps.	1,625,175	Ps.	2,398,776	Ps.	1,390,035
Add (deduct) items not requiring the use of resources

Depreciation and amortization		549,256		449,742		348,928
Deferred income tax		509,152		(18,891)		47,723
Seniority premiums and termination benefits		4,575		5,461		5,584

		2,688,158		2,835,088		1,792,270

Net changes in operating assets and liabilities:
Trade receivable, net		(237,795)		205,508		(138,575)
Other accounts receivable and prepaid expenses		(271,374)		232,258		(238,910)
Inventories, net		123,835		(1,219,702)		668,114
Derivative financial instruments		-		-		(11,728)
Related parties receivables		(3,434)		2,494		3,262
Accounts payable, other accounts payable and accrued expenses		84,494		378,191		(177,203)
Other long-term liabilities		(31,928)		(49,944)		98,445

Resources provided by operating activities		2,351,956		2,383,893		1,995,675

Financing activities:
Increase in capital stock		2,420,726		130,901		702
Related parties payable (financing)		(134,676)		(254,538)		483,534
Unpaid foreign exchange gain		-		-		9,536
Increase of investment in subsidiaries by Industrias CH		38,436		145,188		525,562
Short-term loans (repaid)		(124)		(19,131)		(146,258)
Financial debt repayment		-		(419,510)		(1,127,177)
Decrease in debt due to restatement to constant Mexican pesos
as of year end		-		-		(5,620)

Resources (used in ) provided by financing activities		2,324,362		(417,090)		(259,721)

Investing activities:
Increase in long-term inventories		(8,292)		(6,836)		(8,423)
Acquisition of property, plant and equipment		(485,668)		(417,219)		(539,706)
Proceeds from insurance claim, net (Note 15a)		-		436,900		-
Effect from the acquisition of Pav Republic		-		-		(1,403,315)
Increase in other noncurrent assets		9,779		-		17,849
Effect from the acquisition of OAL		-		-		(142,345)

Resources provided by (used in) investing activities		(484,181)		12,845		(2,075,940)

Net increase (decrease) in cash and cash equivalents		4,192,137		1,979,648		(339,986)
Cash and cash equivalents:
At beginning of year		2,204,018		224,370		564,356

At end of year	Ps.	6,396,155	Ps.	2,204,018	Ps.	224,370

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos with purchasing power at December 31, 2007, unless otherwise indicated)

(1)	Description of the Business and Significant Transactions

Description of the Business

The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH).

The issuance of the financial statements and accompanying notes were authorized on June 25, 2008 by Luís García Limón and José Flores Flores, Chief Executive Officer and Chief Financial Officer, respectively, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

Significant Transactions -

	(a)	At an Extraordinary Meeting held on October 24, 2006, the stockholders’ approved to increase the capital stock of the Company, through a public offer of 60,000,000 shares in the domestic and international markets. The Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Securities and Exchange Commission authorized the Offer in January 2007. The registration of the Offer was performed on February 9, 2007. See note 13 a).

	(b)	On November 24, 2007 the Company acquired 99.95% of the shares of TMM América, S.A. de C.V., TMM Continental, S.A. de C.V. and Mutimodal Doméstica, S.A. de C.V., subsidiaries of Grupo TMM S.A de C.V., to turn them into three distribution subsidiaries for the manufacturing plants located in Mexico (Note 14). In February 2008, these companies were renamed to CSG Comercial, S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Siderúrgica de Baja California, S.A. de C.V.

	(c)	In 2007, the Board of Directors of the subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) decided to spin-off the company, conveying 87.4% of the companies’ stockholders equity to Tenedora CSG, S.A. de C.V, as the spun-off company. Such corporate restructure did not produce effects in the consolidated financial statements as all are subsidiaries of the Company.

	(d)	On October 9, 2006 the Company’s total share ownership in Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA) was sold since the business purpose of the latter did not relate to the Company’s business purpose. ACOSA is engaged in the recovery of non-performing loans formerly acquired pursuant to a public bidding process conducted by the “Instituto de Protección al Ahorro Bancario” in Mexico.

	(e)	As mentioned in Note 14 of these notes, on July 22, 2005, the Company and Industrias CH acquired the outstanding shares of PAV Republic Inc. (Republic) through its subsidiary SimRep Corporation, a U.S. company.

	(f)	On July 20, 2005, the Company acquired all the shares of Operadora de Apoyo Logístico, S.A. de C.V., (“OAL”) a subsidiary of Grupo TMM, S.A. de C.V., for the purpose of converting the acquired company into the operator of three of the iron and steel plants in Mexico (Note 14).

	(g)	On October 14, 2005 the Company’s Board of Directors decided to spin off its subsidiary Compañía Siderúrgica de California, S.A. de C.V., transferring all of the subsidiary’s assets, liabilities and stockholders’ equity to the following two new companies: Controladora Simec, S.A. de C.V. and Arrendadora Simec, S.A. de C.V.; consequently, the original company was dissolved to separate the control over the shares of the subsidiaries from the assets that comprise the industrial plants in Guadalajara and Mexicali. This restructure had no effect on the consolidated financial statements as all are subsidiaries of the Company.

(2)	Summary of significant accounting policies -

	(a)	Accounting policies and practices

Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (hereinafter referred as “MFRS” or “Mexican Accounting Bulletin”), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

The indexes used to recognize the effects of inflation were the following:

December 31,	NCPI (1)	Inflation

2007	125.422	3.64%
2006	121.015	4.05%
2005	116.301	3.33%

(1)	National Consumer Price Index published by Banco de México: The index for the year 2007 as shown in the table, was estimated by the Company. The real inflation reported by the Banco de México for such period was 3.75%.

For purposes of disclosure in these notes, hereinafter the term “pesos” or abbreviation “Ps” shall refer to thousands of Mexican pesos. The term dollars or abbreviation “US” shall be taken to mean thousands of U.S. dollars.

(b)	Basis of consolidation -

The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company’s subsidiaries and its equity percentage are as follows:

	Percentage of Equity Owned

	2007	2006

Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Tenedora CSG, S.A. de C.V. (effective 2007)	100%	-
Arrendadora Norte de Matamoros S.A. de C.V. (effective 2007)	100%	-
Arrendadora Simec, S.A. de C.V. (effective 2005)	100%	100%
Simec International, S.A. de C.V. (effective 2005)	99.99%	100%
Controladora Simec, S.A. de C.V. (effective 2005)	100%	100%
SimRep and Subsidiaries (effective 2005)	50.22%	50.22%
Undershaft Investments, N.V.	100%	100%
Pacific Steel, Inc.	100%	100%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad,	100%	100%
S.A. de C.V.
Comercializadora Simec S.A. de C.V. (effective 2007, before	99.99%	99.99%
Administradora de Servicios de la Industria Siderúrgica ICH,
S.A. de C.V.
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100%	100%
Sistemas de Transporte de Baja California, S.A. de C.V.	100%	100%
Operadora de Metales, S.A. de C.V.	100%	100%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	100%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A,.	100%	100%
de C.V.
Operadora de Servicios de la Industria Siderúrgica ICH, S.A.	100%	100%
de C.V.
TMM America S.A. de C.V. (effective 2007)	99.95%	-
TMM Continental S.A. de C.V. (effective 2007)	99.95%	-
Multimodal Domestic S.A. de C.V. (effective 2007)	99.95%	-

(c)	Recognition of the effects of inflation on the financial information

The financial information recognizes the effects of inflation, therefore, the amounts stated in the financial statements and notes thereto are expressed in thousands of Mexican pesos with purchasing power as of December 31, 2007. The restatement factors applied to the financial statements at December 31, 2006 and 2005 were 1.0364 and 1.0405 respectively, which correspond to the inflation applicable from January 1 of each year (2007 and 2006) to December 31, 2007. The most important effects derived from the recognition of inflation in the financial information are indicated below:

  Inventories and cost of sales, property, plant and equipment and intangible assets are restated as described in notes 2f, 2h and 2j.

  Stockholders’ equity accounts were restated by applying adjustment factors derived from the NCPI.

  The deficit on restatement of stockholders’ equity is comprised of the accumulated deficit on monetary position as of the date of the initial application of Bulletin B-10 and the accumulated result from holding non-monetary assets, which represents the difference between the increase in the specific value of non- monetary assets and such had they only been affected by inflation, measured in terms of the NCPI.

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

The foreign subsidiaries Pacific Steel and Undershaft Investment were considered an “integrated part of the operations” given their financial and operating dependency on the Mexican operations of the Company, and their financial statements were translated to Mexican pesos using the historical exchange rate and applying the NCPI to recognize the inflation effect. The translation effect is recorded in the statement of income as part of the comprehensive financing cost.

(e)	Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days, and are presented at acquisition cost plus accrued interest, which is similar to the market value of these investments.

(f)	Inventories and cost of sales -

Domestic subsidiaries’ inventories are recorded initially at average cost and then adjusted to the lower of replacement cost or net realizable market value under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO) basis. For translation effects into Mexican GAAP the inventories have been adjusted from LIFO to the lower of replacement cost or net realizable market value.

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

In 2007, 2006 and 2005, the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirements and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash- flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating costs.

Derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2007, 2006 and 2005, the fair value of derivatives not qualifying as accounting hedging instruments was recorded currently against results of operations in the year. In the case of instruments qualifying as derivative accounting hedging instruments of the cash flow type, the fair value and subsequent changes were recorded under stockholders’ equity as Comprehensive income, net of the deferred tax effect. As of December 31, 2007, as a result of the evaluation of the market conditions of the natural gas in the Mexican operations, the Company’s management decided not to continue natural gas hedging for their facilities in Mexico. The Company also uses natural gas hedges at the U.S. operations.

The effectiveness of hedging instruments is determined at the time the derivative financial instruments are designated as hedging, and this is evaluated periodically. A highly effective instrument is such in which the changes in the fair value of cash flows of primary position are offset on a periodic or cumulative basis, by the changes in the fair value or cash flows of the hedging instruments within a range of 80% and 125%.

(h)	Property, plant and equipment -

Property, plant and equipment is recorded initially at acquisition cost, and then adjusted for inflation by applying NCPI factors, except for imported machinery and equipment, which is restated based on the inflation rate in the country of origin and changes in the foreign exchange rate of the country’s particular currency in relation to the Mexican peso.

The comprehensive financing cost which includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position result of assets under construction or installation is capitalized as part of the value of such assets and is restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets. The amount of the comprehensive financing cost to be capitalized results from the average capitalization rate of financing of the average of investments in qualified assets during the period of their acquisition.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated remaining useful lives of the related assets.

The value of property, plant and equipment is reviewed whenever there are indicators of impairment in the value of these assets. When the recovery value, which is the greater between the selling price and the value of use, is lower than the net carrying value, the difference is recognized as an impairment loss.

The estimated useful lives of the Company’s main assets are the following:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

Maintenance and minor repairs are expensed as incurred.

(i)	Leases -

Lease arrangements are classified as capital leases if under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease, the agreement includes an option to purchase the asset at a reduced price, the term of the lease is basically the same as the remaining useful life of the leased asset, or the present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value. When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

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

Intangible assets with an indefinite life are tested for impairment every year end.

As of December 31 2007, 2006 and 2005 no losses were acknowledged for the wear and tear of the intangible assets shown in the balance sheet.

(k)	Accruals and contingencies -

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a transfer of assets or the rendering of services will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

The Company recognizes contingent liabilities only when a cash disbursement to settle the contingent obligation is probable and when there are reasonable elements for quantifying the related liabilities. Also, commitments are only recognized when they generate a loss.

(l)	Seniority premiums and termination payments -

The annual cost of accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2007, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

The costs due to seniority premiums and termination payments are periodically recognized based on actuarial computations of the present value of such obligations, using the projected unit-credit method in conformity with accounting Bulleting D-3 “Labor Obligations”.

(m)	Deferred Income tax

Deferred taxes are calculated using the assets and liabilities method. Under such method, all temporary differences between accounting and tax reporting amounts of assets and liabilities are calculated using the Income tax rate or Flat rate business tax, as applicable, using the enacted rate which will be applicable when the assets and liabilities estimated for deferred taxes will be recovered or paid.

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

Deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income and taxable income for employee profit sharing purposes, provided it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the related liability or benefit will not be realized in the future. For the years 2007, 2006 and 2005, the Company’s deferred and current employee profit sharing was immaterial and such amount is presented as part of the year’s income tax for Mexican operations.

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

The deferred credit is being amortized to results of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit (See note 14c).

(o)	Environmental costs-

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

The Company recognizes sales returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the statement of income.

(q)	Business and credit concentration

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings. Products, mainly for the construction and automotive industries, are sold in the domestic market and the Company has a large customer base, which is geographically diverse, consequently, there is no significant concentration in a specific customer or market. In the case of the U.S. market, our sales are concentrated; for the year ended December 31, 2007, five of the most significant customers represented 29.8% of total sales in this area. During 2006 United Steel Corporation, Inc. represented 10.1% of the total sales in the USA market.

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

The Company has made significant accounting estimates with respect to the valuation allowances of accounts receivable, inventories, long-lived assets, deferred tax assets and liabilities and environmental obligations.

The following is the rollforward of the allowance for bad debt for the years ended December 31, 2007 and 2006:

	2007		2006

Initial balance	Ps.	61,745	Ps.	33,505
Provision for the year		49,405		33,417
Write-off of uncollectible accounts		(11,561)		(4,001)
Inflation effect of initial balance		(2,334)		(1,176)

Final balance	Ps.	97,255	Ps.	61,745

(t)	Exchange fluctuation-

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

As established in accounting Bulletin B-4, comprehensive income consists of the net income or loss for the year, plus the effects of the translation of foreign entities, the changes in the fair value of derivative financial instruments and the result from holding non-monetary assets in the year, applied directly in stockholders‘ equity, as well as the effect of minority interest.

(v)	Segment Information -

Segment information is presented in accordance with the information used by management for decision making purposes. The Company segments its information by region, due to the operational and organizational structure of its business, in accordance with accounting Bulletin B-5, “Financial Information-Segments” (see Note 15).

(w)	Presentation of the income statement

Costs and expenses in the Company’s statement of income are presented by function, since such classification allows proper evaluation of marginal profit and operating income.

Even though, the MFRS B-3 (described below) did not establish specific rules with respect to the presentation of operating income, this is shown in the statement of income, since operating income is an important indicator used for evaluating the Company’s performance. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other ordinary income (expense).

This presentation is comparable to the one used in the financial statements for the years ended December 31, 2006 and 2005.

(x)	New accounting pronouncements -

The most important new pronouncements that came into force in 2007 are as follows:

MFRS B-3 “Statement of operations”

MFRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and eliminates the captions “Operating income” and “Initial accumulated effect of accounting changes” from the income statement; however, it does not prohibit the presentation of operating income. This standard also requires that costs and expenses be presented in the statement of income based on their function, nature or a combination of both. When an entity does decide to include the “Operating income” caption, MFRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

MFRS B-13, “Subsequent Events at the Date of the Financial Statements”

MFRS B-13 modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing by creditors of their collection rights in the case of debt default, must be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events.

The adoption of MFRS B-13 had no effect on the Company’s financial position.

MFRS C-13, Related Parties

This MFRS broadens the concept of related parties to include immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans.

Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensation granted to the entity’s key management personnel or directors (in the case of public companies). This standard allows entities to disclose, only when there are enough elements to sustain such an assertion, that the transactions carried out with related parties are on terms similar to market conditions.

The adoption of the requirements of MFRS C-13 resulted in the presentation of management compensation in note 4.

MFRS D-6, Capitalization of the Comprehensive Result of Financing

Mexican FRS D-6 establishes that entities must capitalize Comprehensive result of financing (CRF), which had been optional under the previous Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalizable CRC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place, and includes in the case of Mexican peso denominated financing, interest and the net monetary position, and in the case of foreign currency denominated financing, it also includes both exchange gains and exchange losses. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition or construction period for their use, as well as assets that are to be sold or leased that require a prolonged period to be acquired or readied for sale or lease. The capitalization of the comprehensive financing result starts and continues provided the investments in the acquisition are actually being made, the activities required for conditioning the asset for sale or use are underway and interest is being accrued.

Mexican FRS D-6 establishes that the amount of capitalizable CRF is to be determined based on the proportional part of loans used to acquire assets, or by applying the weighted average capitalization rate for financing to the weighted average number of investments in qualifying assets made during the acquisition period. Financing with imputed interest cost may be capitalized against the cost of acquired assets, since the financing is recognized at its present value.

The adoption of Mexican FRS D-6 had no effect on the results of operations of the year ended December 31, 2007 as the Company had previously capitalized the Comprehensive result of financing.

MFRS interpretation 4, Presentation of Employee Profit Sharing in the Statement of Income

MFRS interpretation 4 establishes that employee profit sharing must be presented in the statement of income as an ordinary expense.

MFRS Interpretation 8, Effects of the Flat Rate Business Tax (FRBT)

In December 2007, the CINIF issued the Interpretation to Mexican FRS 8, which is effective for years ending on or after October 1, 2007. Such standard was created as a result of the need to clarify whether or not the flat-rate business tax should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

The Interpretation to Mexican FRS 8 establishes that the FRBT is a tax on profit and that for the year ended December 31, 2007, its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first determine whether its tax base generates FRBT payable or income tax payable. To do so, taxpayers should carry out financial projections to determine if their tax-on-profits base will be for income tax or FRBT. Based on the results of these projections, taxpayers will be able to plan in advance for either FRBT or income tax as it arises each year.

Entities that have determined that they will essentially pay FRBT must recognize the effects of deferred FRBT in their financial statements dated between October 1 and December 31, 2007. This deferred tax must correspond to the temporary differences and FRBT credits existing in 2007 for which payment or recovery of FRBT is expected as of or after 2008. Therefore, those entities that have determined that they will essentially pay FRBT in the future must recognize, at the date of the corresponding financial statements, the deferred FRBT asset or liability and at the same time eliminate the deferred income tax asset or liability recognized at such date. These adjustments give rise to an expense or income that must be recognized in the 2007 statement of operations as part of the caption Tax on profits or in stockholders’ equity when it relates to other comprehensive items.

In the determination of deferred FRBT assets or liabilities, taxpayers must consider that certain FRBT credits generate a deferred tax asset, provided that the Law establishes the possibility of crediting such credits against the FRBT of future periods. These credits must be reviewed at least once a year and written down for those portions for which there is uncertainty as to recoverability.

The deferred tax rate is either the rate enacted and established in the tax provisions at the date of the financial statements or the rate that is expected to be in force at the time the deferred FRBT assets and liabilities will be realized (16.5% for 2008, 17% for 2009 and 17.5% for 2010 and subsequent years).

Deferred FRBT for the period must be recognized as a deferred tax expense or income in the income statement of the period as part of the income tax caption (in stockholders’ equity for those amounts associated with comprehensive income items) and as a non-current asset or long-term liability in the balance sheet. In the notes to the financial statements, the entity must disclose an analysis of the taxes on profits presented in the income statement, listing the amounts of current-year and deferred FRBT. Entities must also mention the amount of deferred FRBT related to other comprehensive income items.

Under the FRBT Law, an entity must determine the amount of asset tax generated through 2007 that it will be able to recover as of 2008. Such amount must be recognized in the 2007 financial statements as a recoverable tax account, and any amount of asset tax considered unrecoverable must be cancelled from the 2007 balance sheet and recognized as an expense in the statement of operations of the same period as part of the Taxes on profit caption. As of 2008, the balance of taxes receivable must be reviewed at each financial statement closing date and written down whenever there is evidence that some amounts may not be recoverable after all.

The effects of adopting this new accounting pronouncement are described in Note 12.

The new accounting pronouncements that come into effect on January 1, 2008, are summarized below:

MFRS B-2, Statement of Cash Flows

In November 2007, Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity's operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method.

The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

The Company is analyzing the method (direct or indirect) to be applied when it adopts this standard as of January 1, 2008.

MFRS B-10, Effects of Inflation

In July 2007, the CINIF issued Mexican FRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years; and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from one type of environment to the other. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their shareholders’ equity, under Retained earnings (accumulated deficit), must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to Retained earnings, while the unrealized portion must be maintained as such within shareholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the Retained earnings caption.

The effect of the adoption of this standard on the Company’s 2008 financial statements shall be the Company’s ceasing to recognize the effects of inflation on its financial information and is currently analyzing the treatment for the result from holding non-monetary assets in accordance with this new MFRS.

MFRS B-15, Foreign Currency Translation

In November 2007, the CINIF issued MFRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

Since MFRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented. Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating the financial statements of foreign operations, from the recording currency into the functional currency, and from the functional currency into the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is located. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement. Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders’ equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or consolidation processes or from applying the equity method, must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders’ equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations that are carried out in an inflationary environment, MFRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out. Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders’ equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) differences resulting from the translation or consolidation processes or from applying the equity method must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders’ equity.

MFRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity. If the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented as originally issued; however, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be presented in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the issuance of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS D-3, Employee Benefits

On January 1, 2008, the new Mexican FRS D-3, Employee Benefits, issued by the CINIF, went into effect and replaced the old Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under Mexican FRS D-4; and iv) current-year and deferred employee profit sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company’s results of operations and financial position.

MFRS D-4, Taxes on Profits

In July 2007, CINIF issued Mexican FRS D-4, Taxes on Profits, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4, are as follows: i) The concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and reincorporated into Mexican FRS D-3; iii) asset tax is required to be recognized as a tax liability and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its realization in the future; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

The Company expects that the application of this new standard will not have a significant effect on its financial position or its results of operations.

MFRS interpretation 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

In November 2007, the CINIF issued MFRS interpretation 5, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the additional consideration agreed at the inception of a derivative to adjust the instrument to its fair value should be amortized over the life of the hedge. This Interpretation clarifies that the additional consideration agreed at the inception of a derivative is part of the fair value of the derivative and, accordingly, it must be included as part of the fair value in which the derivative is initially recorded, which will be adjusted for changes in its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

MFRS interpretation 6, When a Hedge May Be Formally Designated

In November 2007, the CINIF issued MFRS interpretation 6, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether a derivative may be formally designated as a hedge on a date subsequent to its contract date. Mexican interpretation FRS 6 establishes that a derivative may be designated as a “hedge” at its inception date or contract date or at a subsequent date, provided that it meets the conditions established in Mexican accounting Bulletin C-10 for such designation. Also, this standard establishes that the hedge accounting treatment must not commence until such time as the entity evaluates whether the instrument qualifies as and meets the conditions for hedge accounting. When a derivative instrument is designated as a hedge on a date subsequent to its contract date, the related effects will only be recognized as of the date on which it first meets the formal conditions and qualifies for consideration as a hedge.

MFRS interpretation 7, Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset

In November 2007, the CINIF issued MFRS interpretation 7, which is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the amount resulting from a cash flow hedge on a forecasted transaction that is recognized in stockholders’ equity as part of other comprehensive income items may be included in the cost of the non-financial asset whose value is being set by the hedge.

This Interpretation clarifies that if a derivative is designated as a cash flow hedge on a forecasted transaction, to set the price of the non-financial asset to the functional currency, the effect recognized in comprehensive income is considered a complement to the cost of the asset and, therefore, must be included in such cost. The effect of the adoption of this Interpretation must be recognized by reclassifying at the Interpretation’s effective date, all relevant balances presented in Comprehensive income to the cost of the asset acquired.

At the date of these financial statements, management is evaluating what effect the observance of the aforementioned interpretations (5, 6 and 7) will have on the Company’s results of operations and financial position.

(3)	Foreign Currency Position -

At December 31, 2007 and 2006, foreign currency denominated assets and liabilities were as follows:

	Thousands of US dollars
	2007		2006

Current monetary assets	US$	758,115	US$	321,428

Current liabilities		(216,114)		(197,190)
Long-term liabilities		(3,329)		(7,175)

Total liabilities		(219,443)		(204,365)

Net assets (liabilities)	US$	538,672	US$	117,063

At June 25, 2008 and December 31, 2007, 2006 and 2005 the exchange rates were as follows (amounts in Mexican pesos):

	June 25, 2008		2007		December 31, 2006		2005

U.S. dollar	Ps.	10.3180	Ps.	10.866	Ps.	10.881	Ps.	10.777

At December 31, 2007 and 2006, the Company had the following monetary position from foreign non-monetary assets, or from assets whose replacement cost can only be determined in U.S. dollars:

	Thousands of U.S. dollars

	2007		2006

Machinery and equipment, net	US$	417,321	US$	377,843
Inventories		379,333		391,091

		796,654	US$	768,934

A summary of transactions carried out for the years ended December 31, 2007, 2006 and 2005, in U.S. dollars, excluding imports of machinery and equipment and excluding transactions of foreign subsidiaries is as follows:

		(Amounts in thousands)

		2007	2006		2005

Sales	US$	119,539	US$	66,578	US$	73,368
Purchases (raw material)		(39,382)		(75,884)		(28,978)
Interest expense		(172)		(963)		(734)

The exchange rate of the peso to the U.S. dollar used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

(4)	Related party transactions and balances -

Transactions carried out with related parties for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007		2006		2005

Sales	Ps.	28,351	Ps.	39,206	Ps.	25,710
Purchases		76,015		6,955		1,708
Interest expense		7,261		3,052		-
Administrative services expenses		11,896		10,253		8,434

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In addition, we purchased steel products from Industrias CH and its affiliates. We also have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis.

Balances due from/to related parties at December 31, 2007 and 2006 consist of the following:

Accounts receivable:	2007		2006

Aceros y Laminados SIGOSA, S.A. de C.V.	Ps.	3,440	Ps.	-
Servicios Estructurales, S.A. de C.V.		46		-
Administración de empresas CH, S.A. de C.V.		86	Ps.	138

Total (1)	Ps.	3,572	Ps.	138

Accounts payable:

Companía Siderúrgica del Golfo, S.A. de C.V. (1)	Ps.	37,558	Ps.	-
Industrias CH, S.A. de C.V. (2)		54,100		238,555
Operadora ICH, S.A. de C.V. (1)		12,125		-
Operadora Manufacturera de Tubos, S.A. de C.V. (1)		96		-

Total	Ps.	103,879	Ps.	238,555

(1)	Affiliate company

(2)	Holding company

As of December 31, 2006 the account payable to Industrias CH is in dollars, its term is undefined and generates interest at a rate of 5.23% per annum. As of December 31, 2007 Ps. 45.6 million of the balance for the Industrias CH account is in dollars, the term is undefined and it generates interest at a rate of 5.23% per annum.

At an Extraordinary Meeting held on June 21, 2007, the stockholders of Simec International, S.A. de C.V. approved a contribution for future capital stock increase made by ICH for Ps. 38.4 millions. At December 31, 2007, ICH only holds one share in Simec International.

The benefits granted to key senior personnel or relevant directors of the Company as of December 31, 2007, 2006 and 2005 were $24.5 million, $21.8 million and $18.6 million, respectively.

(5)	Inventories -

Inventories are comprised of the following:

	2007		2006

Finished goods	Ps.	2,654,196	Ps.	2,604,250
Work in process		22,351		16,041
Billet		294,759		144,323
Raw materials and supplies		1,524,764		1,822,930
Materials, spare parts and rollers		85,873		93,755
Advances to suppliers and others		321,724		185,838
Goods in transit		30,723		189,428

		4,934,390		5,056,565

Less allowance for obsolescence		(3,986)		(4,131)

	Ps.	4,930,404	Ps.	5,052,434

(6)	Derivative financial instruments -

The Company uses derivative financial instruments primarily to offset its exposure to financial risks related to the price of natural gas. Derivative instruments currently used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. Certain swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of these swaps is recorded as part of Comprehensive income in stockholders’ equity.

For the Mexican operations, at the end of 2006, the Company entered into these type of contracts with PEMEX Gas and Petroquímica Básica (PGPB) and Natgasmex, S.A. de C.V. (Natgasmex). This hedge guaranteed that a portion of the Company’s future consumption of natural gas with PGPB during 2007 to be paid at a fixed price of US$6.99 and US$7.23 per MMBtu (one million British Thermal Units) respectively in January 2007 and US$6.62 per MMBtu for the period from February to December 2007. With Natgasmex, the fixed price was US$7.04 per MMBtu for the months of January and February 2007 and US$6.75 per MMBtu for the period from March to December 2007.

As of December 31, 2007, the Company has decided not to renegotiate natural gas coverage agreements for the plants located in Mexico and the loss recognized in comprehensive income in 2006 was reclassified to earnings in 2007 as they matured. As of December 31, 2006, the Company recognized a liability for $6,329 and a deferred Income Tax asset for $1,772. The amounts recorded in the stockholders’s equity as part of the comprehensive income as of December 31, 2006 and 2005 was a loss of $47,793 and a gain of $29,471, respectively.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31, 2007, 2006 and 2005, the Company recorded an increase of Ps. 1 million and a reduction of Ps. 26.1 million and Ps. 37.6 million, respectively, to its cost of sales resulting from settled transactions.

In Republic, natural gas swap contracts are used, generally for a term of up to one year. Republic recognizes all derivatives on the balance sheet at fair value. As of December 31, 2007 and 2006 Republic recognized an asset of Ps. 1,087 and a liability of Ps. 15,788 in the captions other assets and other accounts payable and accrued expenses, respectively. Derivatives that are not designated as hedges are adjusted to fair value through earnings.

(7)	Property, Plant and Equipment-

Property, plant and equipment are comprised of the following:

	2007		2006

Buildings	Ps.	2,067,318	Ps.	2,033,557
Machinery and equipment		8,961,505		8,045,418
Transportation equipment		41,377		48,068
Furniture, mixtures and computer equipment		67,860		67,985

		11,138,060		10,195,028

Less: accumulated depreciation		(4,016,312)		(3,299,068)

		7,121,748		6,895,960

Land		552,279		544,641
Construction in progress (*)		196,043		127,554
Idle machinery and equipment		30,568		31,682

	Ps.	7,900,638	Ps.	7,599,837

(*) Construction in progress corresponds primarily to improvements intended to increase the installed capacity. The completion date of these projects in progress at December 31, 2007 is scheduled for August 2008 and the pending investment amount is Ps. 39,650.

For the years ended December 31, 2007, 2006 and 2005 depreciation expense amounted to Ps. 464,726, Ps. 352,941 and Ps. 278,705 respectively.

Through December 31, 2007, 2006 and 2005, the Company has capitalized the comprehensive financing cost of buildings and machinery and equipment in the net amount of Ps. 524,298, Ps. 524,298 and Ps. 523,171, respectively.

At December 31, 2007 and 2006, the specific restatement rate of machinery and equipment was greater than the NCPI, since a significant portion of such machinery is imported and the inflation factor of the country of origin and the fluctuation of the peso versus the respective currency were greater than the NCPI.

(8)	Other assets, intangibles and deferred charges -

Other assets include primarily organization and preoperating expenses that are expressed at restated value, based on the NPCI. Amortization is computed by the straight-line method, based on the restated value in a period from 2 to 20 years.

As mentioned in note 14 b), as a result of the acquisition of Republic, the Company determined and recognized intangible assets at their fair value for a total of Ps. 307 million. At December 31, 2007 and 2006, intangibles amount to Ps. 172.8 and Ps. 215.6 million, net of amortization, respectively.

The values originally expressed at December 31, 2005 were adjusted in 2006 as a result of the insurance recovery described in note 14 b).

At December 31, 2007 and 2006, this item is comprised of the following:

	2007						2006
	Cost		Accumulated amortization		Balance as of Dec 31, 07		Cost		Accumulated amortization		Balance as of Dec 31, 06

Registered Name Republic	Ps.	70,004	Ps.	-	Ps.	70,004	Ps.	69,805	Ps.	-	Ps.	69,805
Union agreements		112,779		112,779		-		112,458		78,059		34,399
Kobe Tech Contract		81,660		16,444		65,216		81,428		9,617		71,811
Listing of customers		42,776		5,165		37,611		42,653		3,023		39,630

Intangibles		307,219		134,388		172,831		306,344		90,699		215,645

Preoperating expenses		626,919		455,659		171,260		626,865		414,594		212,271

Other assets (1)		45,314		-		45,314		54,815		-		54,815

	Ps.	979,452	Ps.	590,047	Ps.	389,405	Ps.	988,024	Ps. 505,293		Ps.	482,731

(1)	The other assets are not subject to amortization and are integrated principally by intangible assets derived from the calculation of labor obligations, as well as guarantee deposits, among others.

For the years ended December 31, 2007, 2006 and 2005 amortization amounted to Ps. 84,530, Ps. 96,801 and Ps. 70,223 respectively.

The estimated useful lives and amortization for the following five years are as follows:

	Value at 31-Dec-07		Useful Life	Amortization at December 31,				Estimated Future Amortization

				2007		2008		2009		2010		2011		2012

Registered Name Republic	Ps.	70,004	Indefinite	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Union Agreements		112,779	24.5 months		34,527		-		-		-		-		–
Kobe Tech		81,660	144 months		6,804		6,804		6,804		6,804		6,804		6,804
Listing of customers		42,776	240 months		2,134		2,134		2,134		2,134		2,134		2,134

		307,219			43,465		8,938		8,938		8,938		8,938		8,938
Preoperating expenses and
deferred charges		626,919	10 - 20 years		41,065	41,065		39,484		38,035		38,035			11,300

	Ps.	934,138		Ps.	84,530	Ps.	50,003	Ps.	48,422	Ps.	46,973	Ps.	46,973	Ps.	20,238

(9)	Notes Payable, Debt and Medium-term Notes -

Debt -

(a) Revolving line of credit with General Electric (GE) Capital

On December 31, 2007, Republic Inc. maintained a US$150.0 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). This facility matures on May 20, 2009. The termination date of the facility can be extended until May 20, 2010, at the option of Republic Inc. upon providing timely written notice.

At December 31, 2007 and 2006, Republic Inc. had no outstanding borrowings and had issued US$16.4 million and US$8.0 million, respectively, in letters of credit under the GE credit facility. Republic Inc. is required to pay an unused facility fee of 0.50% per annum. The advances under the GE credit facility are limited by the borrowing base, as defined in the GE credit facility as the sum of 85% of eligible accounts receivable plus 65% of eligible inventory. The amount available under the facility was approximately US$133.6 million at December 31, 2007.

Borrowings, if any, under the GE credit facility are secured by a first priority perfected security interest in all of Republic Inc.’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic Inc.’s subsidiaries.

Borrowings under the GE credit facility bear interest, at Republic Inc.’s option, at an index rate equal to the higher of the “prime rate” published from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. Effective January 1, 2006, the applicable margins were adjusted in a range from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The amended agreement varies the margins on the unused facility fee from 0.50% to 0.375%. Based on the fourth quarter 2007 average daily availability, the margins for the first quarter of 2008 are 0.00% for the index margin, 0.875% for the LIBOR margin, 0.5% for the unused facility fee margin, and 0.875% for the applicable letter of credit margin.

The GE credit facility contains customary representations and warranties and covenants including restrictions on the amount of capital expenditures and maintenance of a minimum fixed charge coverage ratio. Capital expenditures for any fiscal year are limited under the GE credit facility to US$100.0 million, excluding capital expenditures financed by proceeds of any insurance recoveries received. Republic Inc. is in compliance with all its covenants under the GE credit facility as of December 31, 2007.

(10)	Seniority Premiums and Termination Payments -

The cost, obligations and other components of seniority premiums and termination payments were determined based on computations made by independent actuaries at December 31, 2007, 2006 and 2005.

The components of the net period cost for the years ended December 31, 2007, 2006 and 2005 corresponding to seniority premiums and termination benefits are as follows:

	2007		2006		2005

Net period cost:
Labor cost	Ps.	2,654	Ps.	2,877	Ps.	3,064
Financial cost		755		996		1,134
Amortization of transition liability		990		1,223		1,208
Amortization of prior service cost
and plan amendments		176		155		211
Effect of cancelled obligations		-		210		(33)

Net period cost	Ps.	4,575	Ps.	5,461	Ps.	5,584

An analysis of the present value of benefit obligations is as follows:

	2007		2006

Projected benefit obligations	Ps.	18,756	Ps.	24,662

Unamortized items:
Transition liability		(6,708)		(9,032)
Prior service cost and plan amendments		(398)		(399)
Actuarial gains and losses		1,524		1,616
Additional liability		5,248		6,260

Net projected liability recognized in consolidated
balance sheets	Ps.	18,422	Ps.	23,107

		18,422		23,107

The most significant assumptions used in determining the net period cost of the plans are as follows:

	2007	2006

Actual discount rate used to reflect current value of obligations	4.5%	4.5%
Actual rate of future salary increases	1%	1%
Actual expected return rate of plan assets	4.5%	4.5%

(11)	Other employee benefit plans -

From the companies of the group only Republic offers other benefit plans for its employees. 83% of the production workers are insured by collective contracting with the United Steelworkers of America (USWA). During the year ended December 31, 2007, Republic negotiated a new collective bargaining agreement effective August 16, 2007 though August 15, 2012 (new labor agreement). For the Mexican operations, approximately 60% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

Both the new and previous labor agreements at Republic provide for a defined contribution program for retirement and pension benefits. Republic is required to make a contribution for every hour worked. Under the previous labor agreement, the contribution amount was 3.00 U.S. dollars for every hour worked through August 16, 2004; 3.50 U.S. dollars for every hour worked through August 16, 2005, and 3.80 U.S. dollars for every hour worked thereafter until August 16, 2007. The new labor agreement requires a contribution of 3.00 U.S. dollars for every hour worked, not to be less than 2.85 U.S. million per quarter, but not to exceed 11.4 U.S. million per year. For the year ended December 31, 2007 and 2006, the Company recorded Ps. 176 and Ps. 170 million, respectively, of expense. For the period from July 22 to December 31, 2005, the related expense recorded in the statement of income amounted to Ps. 74 million.

The previous labor agreement includes an employee profit sharing plan to which the Company is required to contribute 15% of its quarterly pre-tax income, as defined in the previous labor agreement, in excess of 12.5 million of U.S. dollars. This plan remained in effect until December 31, 2007 under the new labor agreement. For the years ended December 31, 2007 and 2006, the Company recorded Ps. 80 million and Ps. 93 million, respectively, for the profit sharing obligation under this plan. For the period from July 22 to December 31, 2005, the related expense recorded in the statement of income amounted to Ps. 7.9 million.

The new labor agreement includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the new labor agreement. At the end of year, the contribution will be based upon annual pre-tax income up to 50 million of U.S. dollars multiplied by 2.5%, 50 million of U.S. dollars to 100 million of U.S. dollars multiplied by 3% and above 100 million of U.S. dollars multiplied by 3.5%, less the previous three quarter payouts.

Republic has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. Republic funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of five years of service. Furthermore, employees are permitted to make contributions into a retirement plan (commonly known as 401(k) in the United States) through payroll deferrals. Republic provides a 25% matching contribution for the first 5% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Republic’s matching 401(k) contributions. For the year ended December 31, 2007 and 2006, the Company recorded expense of Ps. 26 million and Ps. 27.1 respectively and for the period from July 22 to December 31, 2005 the related expense amounted to Ps. 12.4 million on retirement contributions plans and 401(k) contribution plans.

Effective April 1, 2007, Republic amended the defined contribution retirement plan to include all employees covered by the USWA labor agreement. Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution retirement plan via voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions.

Republic has a profit sharing plan for salary and non-union hourly employees, excluding a select group of managers and executives. Republic is required to contribute 3% of its quarterly pre-tax income, as defined in the plan, in excess of 12.5 million of U.S. dollars. For the years ended December 31, 2007 and 2006, the Company recorded expense of Ps. 16 million and Ps. 21.5 million under this plan. For the period from July 22 to December 31, 2005, the related expense recorded in the statement of income amounted to Ps. 1.1 million.

The Company has a Key Employee Incentive Plan. The plan is based on attaining the Business Plan earnings Before Income Taxes, Depreciation and Amortization (EBITDA) and individual performance targets. The objectives are measured on an annual basis. For the years ended December 31, 2007, 2006 and 2005 the related recorded expense in the income statement amounted Ps. 5.8 millions, Ps. 4.2 millions and Ps. 4.7 millions, respectively. In 2007 the executive from Republic were incorporated to this incentive plan and for the year ended December 31, 2007, the Company did not record any expense related to this plan from the Republic executives due to the lack of exceeding the annual measurement objectives.

Republic had a 2006 Key Executive Incentive Plan which was in effect for 2006 and January 2007. The plan was based on attaining the 2006 Business Plan EBITDA. For the year ended December 31, 2006, the Company recorded expense under this plan of Ps. 1.1 million. For the period from July 22, 2005 to December 31, 2005, no expense was recorded for this plan.

Republic has a deferred compensation plan that covering certain key employees. The plan allows for the employee to make annual deferrals of base salary and provides for a fixed annual contribution by Republic based on a percentage of salary. For the years ended December 31, 2007 and 2006 and for the period from July 22, 2005 to December 31, 2005 the Company recorded an expense of Ps. 1.1 million of U.S. dollars for each period.

(12)	Income tax, asset tax, flat-rate business tax -

The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law will come into force as of January 1, 2008 and abolish the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits derive mainly from the unamortized negative FRBT base and salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as those made in inventories and fixed assets, during the transition period from the date on which the FRBT comes into force.

FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable.

Should a negative FRBT base be determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years. Based on financial projections for the next four years and retrospectively, on historical results, the Company considers that it will essentially pay Income Tax in upcoming years. Therefore, at December 31, 2007, the Company has computed its deferred taxes at December 31, 2007 based on the specific Income Tax rules, consistent with prior year.

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

Under current tax regulations, companies must pay the greater between income tax and asset tax.

An analysis of income tax charged to results of operations for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007		2006		2005

Current income tax Mexican subsidiaries	Ps.	80,119	Ps.	90,305	Ps.	133,341
Current income tax foreign subsidiaries		31,403		537,307		(48,384)
Deferred income tax Mexican subsidiaries		356,059		177,085		(28,252)
Deferred income tax foreign subsidiaries		153,093		(195,976)		75,975

Total income tax	Ps.	620,674	Ps.	608,721	Ps.	132,680

b)	At December 31, 2007 and 2006, deferred taxes were analyzed as follows:

	2007		2006

Deferred tax assets:
Allowance for bad debts	Ps.	20,250	Ps.	43,093
Liability provisions		93,860		110,974
Advances from customers		13,967		623
Tax loss carryforwards		299,548		632,388
Derivative financial instruments		-		1,772
Recoverable asset tax		99,610		177,025

Total gross deferred assets		527,235		965,875
Less valuation allowance		(389,117)		(724,677)

Deferred assets, net		138,118		241,198

Deferred tax liabilities:
Inventories		456,376		428,056
Property, plant and equipment		1,602,184		1,465,125
Additional liabilities resulting from excess of book
value of stockholders’ equity over its tax value		695,973		353,040
Preoperating expenses		55,155		72,233
Other		910		4,461

Total deferred liabilities		2,810,598		2,322,915

Deferred liabilities, net	Ps.	2,672,480	Ps.	2,081,717

c)	At December 31, 2007, 2006 and 2005 the tax expense attributable to income before income tax, employee profit sharing and minority interest differed from the expense computed by applying the income tax rate of 28% in 2007, 29% in 2006 and 30% in 2005 to income before these provisions and minority interest. An analysis is as follows:

	2007		2006			2005

Expected tax expense	Ps.	628,838	Ps.	872,174	Ps.	472,042
Increase (decrease) resulting from:
Net effect of inflation		15,541		18,044		32,787
Cancellation of asset tax		90,889		–		–
Effect in Republic’s effective income tax rate		80,191		110,271		7,226
Change in valuation allowance of deferred tax assets (1)		(14,612)		41,013		(141,775)
Effect of beginning inventory due to change in tax
laws and corporate restructure (2)		–		–		(450,568)
Change of valuation allowance of NOLs from acquisitions (3)		(493,010)		(427,935)		(71,973)
Additional liability (4)		342,933		27,909		325,131
Others, net		(30,096)		(32,755)		(40,190)

Income tax expense	Ps.	620,674	Ps.	608,721	Ps.	132,680

(1)	At December 31, 2007, 2006 and 2005 the valuation allowance for deferred assets was Ps. 99,610, Ps. 114,222 and Ps. 73,209, respectively. For the years ended December 31, 2007, 2006 and 2005 the net change in the valuation allowance was a decrease of Ps. (14,612), an increase of Ps. 41,103 and a decrease of Ps. (141,775). In 2004 the Company had a valuation allowance that covered almost the total amount of the recoverable asset tax and lox loss carryforwards due to the uncertainty of their recovery. However, in 2005 the Company recovered part of the asset tax and reduced its deferred tax asset by Ps. 90,045. As a result of the tax recovery, the Company estimated that a higher amount of deferred tax assets is more likely than not to be recovered, consequently, it reduced its valuation allowance on its deferred tax asset as of December 31, 2005. For the year 2006, the Company has determined that part of the recoverable asset tax generated in the period will not be recovered and has increased its reserved. In the year 2007, due to the new FRBT law and the transition rules regarding the recovery of asset tax from prior years, the Company wrote-off part of its recoverable asset tax and consequently has reduce its valuation allowance. To evaluate the recoverability of deferred assets, management considers the probability of not recovering all or a portion of it. The final realization of deferred assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, management considers the expected reversal of deferred liabilities, projected taxable profit and planning strategies.

(2)	In conformity with the Mexican Income Tax Law (MITLA) in force through December 31, 2004, the cost of sales was considered as non-deductible expense and instead, purchases of inventory and production costs were considered as deductible items. This tax treatment in the MITLA gave rise to a deferred tax liability because of the difference in the book value of inventories and its corresponding tax value. Effective January 1, 2005, the MITLA considers cost of sales as a deductible item instead of inventory purchases and production costs. The MITLA established transitions rules to be followed to accumulate the December 31, 2004 inventory balance into taxable revenue. However, during 2005 the Company recorded a tax benefit of Ps. 450,568, because of the non-accumulation, in the coming years, of its inventory balance at December 31, 2004 in compliance with the specific transition rules of MITLA as a result of a corporate restructuring (liquidation of its Subsidiary COSICA) of the Company.

(3)	This benefit is the result of the change in valuation allowance for recognition of tax loss carry forwards from acquisitions. During the years 2006 and 2005, it also includes the benefit for the amortization of the deferred credit (Note 2n) for $363,802 and 71,973, respectively.

(4)	For the years ended December 31, 2007 and 2006 the company recorded an additional deferred tax liability for $695,973 and $353,040, respectively, to acknowledge the difference on the net income for those periods for which the company did not pay income tax, principally due to the amortization of tax losses from acquisitions. The deferred tax expense as of December 31, 2007, 2006 and 2005 generated by this liability was $342,933 $27,909 and $325,131, respectively.

The effective tax rates for the fiscal years ended December 31, 2007, 2006 and 2005 were 27.6%, 20% and 8.7% respectively. The effective income tax rate during 2005 had a significant improvement that was the result of a corporate restructure. These changes resulted in favorable tax differences that had a one time impact in the effective income tax rate for the year ended December 31, 2005.

In December 2004, a decrease in the income tax rate was approved from 33% in 2004, to 30% in 2005, 29% in 2006 and 28% for 2007 and subsequent years.

d)	The Company has available tax loss carryforwards which can be applied against earnings generated in the following ten years, and indexed for inflation, following the procedures established by the Income Tax Law in force.

At December 31, 2006 there were available tax loss carryforwards and refundable asset tax, restated for inflation, as follows:

		Restated amount at December 31, 2007

Year of origin	Year of expiration	Tax loss carryforwards (1)		Recoverable Asset tax (2)

1998	2008	Ps.	4,813
1999	2009		40,860
2000	2010		26,994
2001	2011		3,326
2002	2012		12,666
2003	2013		12,209
2004	2014		10,165
2005	2015		933,824
2006	2016		9,893	Ps.	52,696
2007	2017		15,063		46,914

		Ps.	1,069,813	Ps.	99,610

(1) Amortizable tax losses include $1,033,954 derived from acquisitions, for which the tax benefits will be recognized in the year they are amortized.

(2) With the issuance of the FRBT, the asset tax law is cancelled and the third transitory article of the FRBT law establishes a new procedure for the return of paid asset tax for the ten preceding fiscal years, and under no circumstance may it exceed 10% of asset tax paid during the fiscal years 2005, 2006 and 2007. Based on these changes, the Company has determined that asset tax from those years will not be recovered based on the prospective analysis of their results and therefore, it has created an allowance for them. Asset tax for 2004 and previous years has been cancelled as it is not recoverable under any circumstance.

II)	Asset tax

Prior to the new FRBT law, asset tax is levied at the rate of 1.25% and is payable on the average value of most assets net of certain liabilities. Asset tax may be credited against income tax and is payable only to the extent that it exceeds this tax. Asset tax paid can be requested for refund to the extent that the income tax exceeds this tax in the following ten years. For the years 2007, 2006 and 2005 the Company determined an asset tax of Ps. 46,914 Ps. 81,983 and Ps. 27,046, respectively.

(13)	Stockholders’ equity -

The most significant characteristics of stockholders’ equity accounts are described below:

	(a)	Structure of capital stock -

	i.)	Article 22 of the Mexican Securities Market Law, which came into effect on June 28, 2006, requires that corporations whose shares are listed on the National Registry of Securities include in their business name the term “Bursátil” (that means stock-exchange) or its abbreviation "B". Accordingly, at an extraordinary meeting held on October 24, 2006, the stockholders approved, among other resolutions, to amend clause FIRST of the Company’s by-laws, to conform with the provisions of the mentioned Article and from such date onwards “GRUPO SIMEC” shall be followed by the expression SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE, or the initials “S.A.B. DE C.V.”

	ii.)	At an Extraordinary Meeting held on October 24, 2006, the stockholders’ approved to increase the capital stock of the Company through a public offer of 60,000,000 shares in the domestic and international markets. On February 8, 2007 an offer price per share was established for the primary purchasing offer (the “Offer”) for up to 52,173,915 shares, at $45.70 per share. The offer price for the ADSs (American Depositary Shares) was $12.50 dollars per ADS. Each ADS represents 3 B Series shares. In addition to the 52,173,915 shares, the Company granted the underwriters an over-allotment option of 7,826,085 additional B series shares.

The Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Securities and Exchange Commission authorized the Offer in January 2007. The registration of the Offer was performed on February 9, 2007. On February 13, 2007, the Company received payment of this transaction and it amounted Ps. 1,370 million (after commission) for the international offer and Ps. 995 millions (after commission) for the offer in Mexico. On March 15, 2007 the sale of the shares for the over-allotment option of 1,232,990 shares was paid. The proceeds amounted to Ps. 27 millions (after commission) for the international offer and Ps. 29 million (after commission) for the Mexican offer.

	iii.)	During the year 2006, some minority stockholders exercised their preemptive rights to subscribe and pay the increase in the variable portion of the capital stock declared on April 29, 2005, and made a contribution of Ps. 38,656 (Ps. 36,110 nominal, value of shares Ps. 14.59) and a stock premium of Ps. 92,244 (Ps. 86,170 nominal, premium of Ps. 34.81 per share) through the subscription and payment of 2,475,303 shares, cancelling 252,367 shares that were not subscribed or paid.

	iv.)	At an extraordinary meeting held on April 29, 2005, the stockholders agreed to convert 15,000,000 shares owned by ICH, consisting of variable capital stock with a nominal theoretical value of Ps. 218,823, into fixed capital shares. At the same meeting, the stockholders approved a stock split of the total shares representing the capital stock (3 new shares per each outstanding share) to increase the number of shares and their securitization. The Company’s Board of Directors is delegated the power to approve, on the date the Board considers appropriate, the terms and conditions under which the Company shall perform the approved split and the Secretary of the Board shall be advised as to how and when to proceed with the cancellation of the replaced shares received once all the Company’s shares have been exchanged. On May 30, 2006 the Board of Directors effected the 3-for-1 stock split. All the information relating to the shares and outstanding shares has been restated retroactively to reflect the 3-for-1 stock split.

v.)	At an ordinary meeting held on April 29, 2005, the stockholders agreed to increase the variable portion of the capital stock by Ps. 114,336 (Ps. 103,785 nominal amount) by issuing 7,114,285 ordinary or common series “B” shares, of which 4,386,615 shares were subscribed and paid in by ICH through the capitalization of contributions for future increases in capital of Ps. 72,868 (Ps. 63,992 nominal amount) and a stock Premium of Ps. 174,589 (Ps. 152,707 nominal amount). The remaining 2,727,670 shares are to be offered to the rest of the Company’s stockholders, with prior authorization of the National Registry of Securities, so as to provide them the opportunity to exercise their preemptive rights to subscribe and pay in the capital increase in proportion to their stock holding (see Note 18). It was agreed that the Ps. 34.81 (actual amount) difference between the nominal theoretical value of the shares of Ps. 14.59 (actual amount) and the subscription price of the shares of the capital increase of Ps. 49.40 (actual amount) would be recorded by the Company as a stock premium.

Subsequent to the above-mentioned resolutions and activities, the Company’s capital stock aggregates Ps. 4,030,427, represented by 474,621,611 common series “B” shares with no par value. Such shares may be subscribed and paid in by both Mexican and foreign individuals or companies.

Shares outstanding for 2007, 2006 and 2005 are as follows:

	2006	2005	2004

Common series “B” shares	474,621,611	421,214,706	413,788,797

Each share has the right to one vote at stockholders’ meeting. Minimum fixed capital not subject to withdrawal is Ps. 441,786 nominal amount.

(b)	Comprehensive income -

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net income:

	2006		2005		2004

Net income – majority interest	Ps.	1,529,057	Ps.	2,178,694	Ps.	1,371,296
Result from holding non-monetary assets (1)		292,936		138,778		(519,432)
Deferred taxes applied to result from holding
non-monetary assets		(77,903)		(38,858)		145,441
Fair value of derivative financial instruments		6,329		(67,224)		41,411
Deferred taxes in fair value of derivative
financial instruments		(1,772)		19,432		(11,940)
Effect of translation of foreign subsidiaries, net		(12,226)		(82,925)		16,106

		1,736,421		2,147,897		1,042,882
Minority interest (2)		96,118		220,082		18,739

Total	Ps.	1,832,539	Ps.	2,367,979	Ps.	1,061,621

(1)	Includes primarily the result from holding nonmonetary assets due to fixed assets.
(2)	The minority interest is the due to the investment of Industrias CH, S.A.B. de C.V. (Holding Company) in SimRep Corporation.

(c)	Restrictions on stockholders’ equity -

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the capital stock issued and outstanding. At December 31, 2007, the legal reserve aggregates Ps. 454 million.

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

(14)	Acquisitions-

a)	On November 24, 2007, the Company acquired 99.95% of the shares of TMM América, S.A. de C.V., TMM Continental, S.A. de C.V. and Mutimodal Doméstica, S.A. de C.V., subsidiaries of Grupo TMM S.A de C.V., to turn them into three distribution subsidiaries for the manufacturing plants located in Mexico. The total cost of these acquisitions was $35,901. As of December 31, 2007, the companies have accumulated tax losses for $632,464, which were not recognized as a deferred tax asset, because based on a prospective analysis of its operations it has determined that those companies would be FRBT payers and pursuant to current fiscal legislation those losses may not be credited against FRBT. The financial position of these companies as of the date of acquisition is not significant to the Consolidated financial position of Simec; therefore its financial position is not included here. Also, as these companies had no significant operations before their integration to Grupo Simec, therefore no pro forma information of their results is included here.

b)	On July 22, 2005, the Company and ICH acquired the outstanding shares of Republic through their subsidiary, SimRep Corporation (a U.S. corporation). Such transaction was valued at US$245 million, of which US$229 million corresponds to the purchase price and US$16 million corresponds to the direct cost of the business combination. The Company contributed US$123 million to acquire 50.2% of the representative shares of SimRep Corporation and ICH, the holding company, acquired the remaining 49.8%. SimRep then acquired all the shares from Republic through a stock purchase agreement. Under the terms of the stock purchase agreement, the Company also acquired the right to a portion of the reimbursement from an insurance claim unresolved as of the purchase date. On April 24, 2006 a Liquidation resolution was issued and the Company received a payment of approximately USD 39 million (436 million pesos), net of the payment to the former stockholders and professional fees of USD 20 million (226 million pesos). Due to this refund, the Company re-allocated the acquisition price to reflect the fair value of the assets acquired and the liabilities assumed. The following table summarizes the related effect. The Company and ICH acquired Republic to increase their presence in the U.S. market.

The fair value of the assets acquired amounted to $474 million, which was in excess of the acquisition cost of $245 million, giving rise to a negative goodwill of $229 million, which was allocated proportionally to all non-current assets. The factors that led to the negative goodwill include the fact that the acquisition cost to the Company was favorable since the seller was a short-term investor who had previously acquired Republic out of bankruptcy. The purchase price paid for Republic was the result of the negotiations carried out with the previous owner based on the business expectations of Republic at that time. This negotiated cost was less than the sum of the net fair values of the individual assets acquired and liabilities assumed. The fair value of the net assets acquired after the allocation of the negative goodwill is as follows:

	As originally Recorded		Subsequent to insurance recovery

Current assets	Ps.	4,719,796	Ps.	5,156,694
Property, plant and equipment		1,366,913		1,141,234
Intangibles and deferred charges		395,899		332,325
Other assets		65,381		63,338

Total assets	Ps.	6,547,989	Ps.	6,693,591

Current liabilities		1,825,248		1,970,851
Long-term debt		744,698		744,698
Revolving credit facility		802,016		802,016
Deferred taxes		303,074		303,074
Other long-term debt		77,461		77,460

		3,752,497		3,898,099

Net assets acquired	Ps.	2,795,492	Ps.	2,795,492

The following combined pro forma financial information (unaudited) for 2005 is based on the Company’s historical financial statements, adjusted to include the effects of the acquisition of Republic and certain accounting adjustments related to the net assets of the acquired company.

The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2005, respectively, and is based on the available information and certain assumptions that management considered reasonable.

The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company’s results of operations.

	2005 (unaudited)

Net sales	Ps.	23,978,935
Marginal profit		4,097,752
Net income	Ps.	1,566,632

Earnings per share (Actual Mexican pesos)		3.78

Tons sold		2,683,312

c)	On July 20, 2005, the Company acquired the shares of OAL, a subsidiary of Grupo TMM, S.A. de C.V. for Ps. 142 million, to make it the operating company of the three plants in Mexico. The transaction resulted in a deferred credit of Ps. 435,776.

The consolidated financial position at the date of the acquisition, restated at December 31, 2007 is as follows:

Current assets	Ps.	1,078
Deferred tax assets		564,368

Net assets acquired	Ps.	565,446

OAL had accumulated NOLs of Ps. 1,427,067 that could be offset against future taxable income. However, the recorded financial effect of this tax benefit was Ps. 564,369. Since OAL had no operations before the acquisition, no pro forma results from operations are included here.

(15)	Segments-

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

		For the year ended December 31, 2007

		Mexico		USA		Operations between segments		Total

Net sales	Ps.	8,407,018	Ps.	16,118,609	Ps.	(419,533)	Ps.	24,106,094
Cost of sales		5,716,571		15,199,112		(416,765)		20,498,918

Marginal profit		2,690,447		919,497		(2,768)		3,607,176
Indirect overhead, selling and
administrative expenses		837,246		585,913		-		1,423,159

Operating income		1,853,201		333,584		(2,768)		2,184,017

Other income, net		(8,666)		29,995		-		21,329
Financial income (expenses), net		291,189		(17,876)		-		273,313
Exchange loss, net		(37,879)		-		-		(37,879)
Result on monetary position		(227,014)		32,083		-		(194,931)

Income before income tax		1,870,831		377,786		(2,768)		2,245,849

Income tax		435,973		184,701		-		620,674

Net income	Ps.	1,434,858	Ps.	193,085	Ps.	(2,768)	Ps.	1,625,175

Other information
Total assets	Ps.	15,221,534	Ps.	7,619,723	Ps.	-	Ps.	22,841,257
Depreciation and amortization		334,010		215,246		-		549,256
Additions of property, plant and
equipment, net		168,926		316,742		-		485,668

		For the year ended December 31, 2006

		Mexico		USA		Operations between segments		Total

Net sales	Ps.	8,019,635	Ps.	15,722,015	Ps.	(226,353)	Ps.	23,515,297
Cost of sales		4,980,439		14,377,065		(225,625)		19,131,879

Marginal profit		3,039,196		1,344,950		(728)		4,383,418
Indirect overhead, selling and
administrative expenses		766,768		570,564		14,350		1,351,682

Operating income		2,272,428		774,386		(15,078)		3,031,736

Other income, net		38,235		970				39,205
Financial income (expenses), net		47,755		(823)		-		46,932
Exchange loss, net		(37,424)		-		-		(37,424)
Result on monetary position		(91,773)		14,581		4,240		(72,952)

Income before income tax		2,229,221		789,114		(10,838)		3,007,497

Income tax		267,390		341,331		-		608,721

Net income	Ps.	1,961,831	Ps.	447,783	Ps.	(10,838)	Ps.	2,398,776

Other information
Total assets	Ps.	10,537,244	Ps.	7,505,536	Ps.	-	Ps.	18,042,780
Depreciation and amortization		270,836		164,556		14,350		449,742
Additions of property, plant and
equipment, net		75,885		341,334		-		417,219

		For the year ended December 31, 2005

		Mexico		USA		Operations between segments		Total

Net sales	Ps.	7,184,825	Ps.	6,707,749	Ps.	-	Ps.	13,892,574
Cost of sales		4,788,553		6,322,976		-		11,111,529

Marginal profit		2,396,272		384,773		-		2,781,045
Indirect overhead, selling and
administrative expenses		800,199		290,609		-		1,090,808

Operating income		1,596,073		94,164				1,690,237

Other income, net		(24,537)		12,017		-		(12,520)
Financial income (expenses), net		22,640		(39,493)		-		(16,853)
Exchange loss, net		(80,655)		-		-		(80,655)
Result on monetary position		(55,344)		(2,150)		-		(57,494)

Income before income tax		1,458,177		64,538		-		1,522,715

Income tax		105,089		27,591		-		132,680

Net income	Ps.	1,353,088	Ps.	36,947	Ps.	-	Ps.	1,390,035

Other information
Total assets	Ps.	9,176,809	Ps.	6,453,518	Ps.	-	Ps.	15,630,327
Depreciation and amortization		274,879		74,049		-		348,928
Additions of property, plant and
equipment, net		139,594		400,112		-		539,706

For the year ended December 31, 2005 no transactions were conducted between segments.

The Company’s net sales to foreign or regional customers during 2007, 2006 and 2005 are as follows:

	Sales

	2007		2006		2005

Mexico	Ps.	7,393,755	Ps.	7,575,777	Ps.	6,305,292
USA		15,296,430		14,797,494		7,215,430
Canada		583,917		654,725		362,218
Latin America		113,058		67,185		9,080
Other (Europe and Asia)		718,934		420,116		554

Total	Ps.	24,106,094	Ps.	23,515,297	Ps.	13,892,574

(16)	Commitments and contingent liabilities -

Commitments-

(a)	During 2007, Republic purchased metallurgical coke from fifteen suppliers, of which three suppliers provided approximately 62% of the Company’s matallurgical coke requirements. Also during 2007, Republic purchased iron ore pellets from four suppliers, of which two suppliers provided approximately 98% of the Company’s iron ore pellet requirements.

(b)	Republic leases certain equipment, office space and computer equipment, under non-cancelable operating leases. The leases expire at various dates through 2012. During the year ended December 31, 2007 and 2006, and the period from July 22 to December 31, 2005, the rent expense related to such agreements amounted 77 millions of pesos, 88 millions of pesos and 44 million of pesos,, respectively. At December 31, 2007, total minimum lease payments under non-cancelable operating leases are 31.5 millions of pesos in 2008, 27.2 millions of pesos in 2009, 19.6 millions of pesos in 2010, 15.2 millions of pesos in 2011 and 21.7 millions of pesos in subsequent years.

(c)	As is the case with most steel producers in the USA, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve to cover probable environmental liabilities as well as anticipated compliance activities totaling 42.4 millions of pesos was recorded as of December 31, 2007 The current and non-current portions of the environmental reserve are included in the attached consolidated balance sheet, as “Other accounts payable and accrued liabilities” and “Other long-term liabilities”, respectively. Republic is not otherwise aware at this time of any additional environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to Republic’s facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent Republic incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Republic’s facilities and future changes in applicable laws and regulations may require Republic to incur significant costs that have a material adverse effect on the Republic’s future financial performance.

d)	Republic has an agreement with the USWA to administer health insurance benefits to the Company’s USWA employees while on layoff status and to administer payment of monthly contributions to the Steelworker’s Pension Trust on behalf of local union officials while on the union business. In February 2004, to fund this program, Republic provided an initial cash contribution of 2.5 million of

U.S. dollars to be used to provide health insurance benefits and 0.5 million of U.S. dollars to provide steelworkers pension benefits. As of December 31, 2006, the balance of this cash account totaled 2.6 million of U.S. dollars. The Company has agreed to administer these programs until the fund is exhausted. Republic will provide the USWA with periodic reports regarding the financial status of the fund. After ratification of the new labor agreement, this fund was returned to Republic in September 2007.

Contingent liabilities -

e)	California Regional Water Control Board, CRWCB

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

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’ Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, the department filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay US$235.0 (payable in four payments of US$58.75 over the course of one year) for fines of US$131.25, the department's costs of US$45.0 and an environmental project of US$58.75. All these payments were duly made by PS.

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

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the Company created an allowance for this contingency at December 31, 2002, of approximately US$1.7 million. At December 31, 2007 the allowance amounts to Ps. 14,727 (US$1.4 million). The obtaining of permits for the remediation of the site from authorities cannot be warranted, nor can the corrective measures being more costly than expected be warranted.

Community Development Commission, CDC

The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for US$6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the Company to remain in the area.

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

f)	Nullity suit with the Mexican Federal Tax.

On July 2, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) filed a nullity suit with the Mexican Federal Tax and Administrative Court of Justice against an official communication issued by the Central International Fiscal Auditing Office of the Tax Administration Service, whereby CSG is deemed to have unpaid taxes of Ps. 93,045 on alleged omissions of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1, 2001 through June 30, 2001. On October 9, 2007, the Company went under the fiscal amnesty offered by the Federal Government and paid the sum of Ps. 8,512, abandoning the trial and fully paying the tax credit.

g)	The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

(17)	Subsequent events –

On February 21, 2008, Simec has entered into a purchase agreement to acquire 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”) for 850 million U. S. dollars.

Grupo San is a long products steel producer and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and its 1,450 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

On March 25, 2008 this operation was approved by Simec’s Shareholders Meeting and on May 30, 2008 the acquisition was consummated. Based on the recent consummation date, it is not practical for the Company to disclose further details (e.g. purchase price allocation) of the acquisition.

On May 29, 2008, we accepted a loan from Banco Inbursa S.A. for U.S. $120 million (Ps. 1,306 million) at Libor +1.45% that is due on May 29, 2009. We also received U.S. $112.5 million (Ps. 1,224 million) of contribution for future capital stock increases from Industrias CH that we expect to formalize by July 22, 2008. We paid the remaining balance of the purchase price through our own cash reserves.

(18)	Differences between Mexican financial reporting standards and United States accounting principles:

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

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2007, with an explanation of the adjustments.

Reconciliation of net income:

	2007		2006	2005

Net income as reported under Mexican GAAP	Ps.	1,625,175	2,398,776	1,390,035

Inventory indirect costs		76,695	72,410	(4,241)
Depreciation on restatement of machinery and equipment		1,496	(13,384)	(26,593)
Deferred income taxes		(32,660)	(27,294)	(6,102)
Deferred employee profit sharing		50	50	50
Pre-operating expenses, net		30,698	30,698	27,882
Amortization of gain from monetary position and		7,755	7,755	7,755
exchange loss capitalized under Mexican GAAP
Minority interest of reconciling items		(25,438)	(24,947)	-
Minority interest of the period		(96,118)	(220,082)	(18,740)

Total US GAAP adjustments		(37,522)	(174,794)	(19,989)

Net income under US GAAP	Ps.	1,587,653	2,223,982	1,370,046

Weighted average outstanding basic		468,228,497	420,339,873	137,929,599

Net earnings per share (actual pesos)	Ps.	3.39	5.29	9.93

Weighted average outstanding basic after split (1)		468,228,497	420,339,873	413,788,797

Net earnings per share (actual pesos) after split	Ps.	3.39	5.29	3.31

(1)	As explained in Note 13 a) the Company affected a 3 for 1 stock split on May 30, 2006. This information presents the retrospective effect on the Earnings per Share after the split.

In 2007 and 2006 the Company recorded Ps. 9 million and Ps. 15.8 million, respectively, under other income which was reclassified under operating income for U.S. GAAP purposes.

In 2005 the Company recorded Ps. 41 million under other expenses which were reclassified under operating expenses for U.S GAAP purposes.

Reconciliation of stockholders’ equity:

	2007		2006	2005

Total stockholders’ equity reported under Mexican
GAAP	Ps.	17,252,034	12,960,333	10,316,265

Minority interest included in stockholders’ equity
under Mexican GAAP		(2,390,179)	(2,252,461)	(1,936,770)
Minority interest of reconciling items		(50,385)	(24,947)	-
Inventory indirect costs		162,450	85,755	13,345
Restatement of machinery and equipment		184,905	461,632	631,225
Accrued vacation costs		-	-	(659)
Deferred income taxes		(292)	(45,534)	(61,919)
Deferred employee profit sharing		700	750	800
Pre-operating expenses		(166,171)	(196,869)	(227,568)
Gain from monetary position and exchange loss
capitalized, net		(180,141)	(187,896)	(195,651)

Total US GAAP adjustments		(2,439,113)	(2,159,570)	(1,777,197)

Total stockholders’ equity under US GAAP	Ps.	14,812,921	10,800,763	8,539,068

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

		Capital Stock and Paid-in Capital	Retained Earnings	Fair Value of Derivative Financial Instruments	Translation effect of foreign subsidiaries	Cumulative Restatement Effect	Total Stockholders’ Equity

Balances as of
December 31, 2005	Ps.	4,050,904	3,449,163	43,235	16,106	979,660	8,539,068

Increase in capital stock		130,901	-	-	-	-	130,901

Net comprehensive income		-	2,223,982	(47,792)	(41,645)	(3,751)	2,130,794

Balances as of
December 31, 2006		4,181,805	5,673,145	(4,557)	(25,539)	975,909	10,800,763

Increase in capital stock		2,420,726	-	-		-	2,420,726

Net comprehensive income		-	1,587,653	4,557	(6,171)	5,393	1,591,432

Balances as of
December 31, 2007	Ps.	6,602,531	7,260,798	-	(31,710)	981,302	14,812,921

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for US GAAP and Capital Stock and Stock Premiums for Mexican GAAP arise from the following items:

Issuance of capital stock

During 1993 and 1994 the Company recorded Ps. 99,214 and Ps. 31,794, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds from the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps. 34,478 and Ps. 10,812. These tax benefits were included in the statement of operations for Mexican GAAP purposes. For U.S. GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill:

In 1993, Grupo Simec disposed of its maritime operations by spinning- off the two entities acquired in 1992 to Grupo Sidek (former parent company of Grupo Simec) and transferring its remaining maritime subsidiary to Grupo Simek for its approximate book value.

The operations sold had tax loss carryforward of approximately Ps. 211,193 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,936 of these tax loss carryforwards were realized (resulting in a tax benefit of Ps. 1,701).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,701 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S.$ 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S. $110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebtness was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2007 is Ps. 626,203.

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

Restatement of property, machinery and equipment -

As explained in note 2(h), in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2007, 2006 and 2005 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, during 2007, 2006 and 2005 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

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

In Shareholder’s equity, the cumulative deferred income tax for US GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income tax caption.

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

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) and Employee Profit Sharing (ESPS) at December 31, 2007 and 2006, under US GAAP are present below:

	2007			2006

		IT	ESPS	IT	ESPS

Deferred tax assets:
Allowance for doubtful receivables	Ps.	20,250	-	43,093	-
Accrued expenses		93,860	700	110,974	750
Advances from customers		13,967	-	623	-
Derivative financial instruments		-		1,772
Net operating loss carryforwards		10,041	-	21,933	-
Recoverable AT		99,610	-	177,025	-

Total gross deferred tax assets		237,728	700	355,420	750

Less valuation allowance		99,610	-	114,222	-

Net deferred tax assets		138,118	700	241,198	750

Deferred tax liabilities:
Inventories, net		501,862		450,310
Property, plant and equipment		1,603,518	-	1,541,771	-
Preoperating expenses		8,627		17,110
Others		910	-	4,461	-

Subtotal		2,114,917	-	2,013,652	-

Additional liabilities resulting from excess of
book value of stockholders’ equity over its tax
value		695,973	-	353,040	-

Total deferred liabilities		2,810,890	-	2,366,692	-

Net deferred tax liability (asset)	Ps.	2,672,772	(700)	2,125,494	(750)

For the years ended December 31, 2007 and 2006, the classification of deferred income tax under U.S. GAAP is as follows:

	2007		2006

Deferred tax assets:
Current portion of deferred income tax asset	Ps.	133,677	224,757
Non-current portion of deferred income tax asset		4,441	16,441

Deferred tax liabilities:
Current portion of deferred income tax liabilities		501,862	450,310
Long-term deferred income tax liability		2,309,028	1,916,382

The deferred income taxes of Ps. 1,603,518 and Ps. 1,541,771 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2007 and 2006, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 96.5% of the Company’s pre-tax income in 2005, 74% in 2006 and 83% in 2007.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 165 million at December 31, 2007.

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

The fair values of the long term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. At December 31, 2006 and 2007 the Company does not have long term debt.

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

SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Adjustments to U.S. GAAP of adoption were not significant.

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

		2007	2006

Change in projected benefit obligation-
Projected benefit obligation at beginning of year	Ps.	24,662	23,304
Service cost		2,654	2,877
Financial cost		755	996
Actuarial (gain) losses, net		(334)	69
Benefits paid		(8,981)	(2,584)

Projected benefit obligation at end of year	Ps.	18,756	24,662

No Right of Redemption-

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

SFAS No. 95, “Statement of Cash Flows”, requires presentation of a statement of cash flows. The following presents a statement of cash flows under U.S. GAAP:

		2007	2006	2005

Net Income under U.S. GAAP	Ps.	1,587,653	2,223,982	1,370,046

Depreciation and Amortization		509,304	424,672	339,884
Deferred income taxes		541,813	372,205	125,748
Deferred credit amortization		-	(363,802)	(71,973)
Minority Interest		96,118	220,082	18,739
US GAAP Adjustment on minority interest		25,438	24,947	-
Seniority premiums and termination benefits		4,575	5,461	5,584
Monetary position loss		194,931	72,952	57,494
Trade receivable, net		(323,456)	112,799	(173,164)
Other accounts receivable and prepaid expenses		(294,091)	213,723	(250,945)
Inventories		47,140	(1,305,457)	631,783
Accounts payable and accrued expenses		182,579	480,419	(162,164)
Other long-term liabilities		(30,104)	(46,344)	98,445

Funds provided by operating activities		2,541,900	2,435,639	1,989,477

Long-term inventory		(8,292)	(6,836)	(10,806)
Acquisition of property, plant and equipment		(485,668)	(417,219)	(539,706)
Effect from the acquisition of Pav Republic			-	(1,403,315)
Effect from the OAL acquisition			-	(142,345)
Decrease in other non-current assets			-	17,849
Proceeds from insurance claim, net		9,779	434,186	-

Funds (used for) provided by investing activities		(484,181)	10,131	(2,078,323)

Short-term loans (repaid) obtained		(4)	(18,686)	(146,258)
Financial debt repayment		-	(412,736)	(1,127,177)
Increase Common Stock and related equity accounts		2,403,302	129,735	702
Related parties (payable) financing		(129,038)	(240,923)	483,534
Increase of investment in Pav Republic by ICH		37,895	142,844	525,562

Funds obtained from (used for) financing activities		2,312,155	(399,766)	(263,637)

Effects of inflation accounting		(177,737)	(66,356)	12,496
Increase (decrease) in cash		4,369,874	2,046,004	(352,483)
Cash beginning of the year		2,204,018	224,370	564,357

Cash end of the year	Ps.	6,396,155	2,204,018	224,370

Funds provided by operating activities include cash payments for interest and income taxes as follows:

	2007		2006	2005
Total interest paid	Ps.	10,225	3,254	32,859

Income taxes paid	Ps.	377,281	555,357	321,917

Accounting for uncertainty in income taxes-

The Company adopted the provisions of FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN48) as of January 1,2007. The adoption of FIN 48 did not have an impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. The Company’s liability for unrecognized tax benefit is not significant.

Under FIN 48, the Company has to establish reserves to remove some or all of the tax benefit of any of our tax positions when is determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years in Mexico and three years in the U.S. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

Recent accounting pronouncements in the US

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for the Company January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities, although early adoption is permitted. SFAS No. 157 is generally to be applied prospectively. The Company does not expect SFAS No. 157 to have a significant impact on its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R) provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS No. 141(R) also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141(R) is effective for the Company beginning January 1, 2009. The Company does not expect SFAS No. 141(R) to have a significant impact on its results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest of the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for the Company beginning January 1, 2009. The Company is evaluating the impact that this accounting statement will have on its financial position.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not material to the Company’s financial statements.

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)	SCHEDULE I
Condensed balance sheets
December 31, 2007 and 2006
(Thousands of constant Mexican pesos as of December 31, 2007)

Assets	2007	2006

Current assets:
Cash and cash equivalents	$2,567,396	$4,794

Accounts receivable:
Related parties	750,181	841,380
Prepaid expenses	-	8,517
Other receivables	44,530	30,268

Total accounts receivable, net	794,711	880,165

Total current assets	3,362,107	884,959

Long term account receivables to subsidiary companies	673,319	697,828
Investment in subsidiary companies	10,680,311	8,973,686

Property, net	182,017	185,614

Deferred income taxes	9,207	10,470

	$14,906,961	$10,752,557

Liabilities and Stockholders' Equity	2007	2006

Current liabilities:
Current installments of long-term debt	$3,282	$3,406
Other accounts payable and accrued expenses	7,446	19,133
Accounts payable to related parties	34,378	22,146

Total liabilities	45,106	44,685

Stockholders' equity:
Capital stock	4,030,427	3,763,412
Additional paid-in capital	3,151,317	997,606
Retained earnings	8,550,179	7,021,122
Cumulative deferred income tax	(970,513)	(970,513)
Equity adjustment for non-monetary assets	132,155	(73,659)
Effect of translation of foreign entities	(31,710)	(25,539)
Fair value of derivative financial instruments	-	(4,557)

Total stockholders' equity	14,861,855	10,707,872
	$14,906,961	$10,752,557

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed statement of income
Years ended December 31, 2007, 2006 and 2005
(Thousands of constant Mexican pesos as of December 31, 2007)

	2007	2006	2005

Income:
Equity in results of subsidiary companies	$1,502,425	$2,173,486	$1,271,336
For leasing	20,982	21,813	22,579

Total of income	1,523,407	2,195,299	1,293,915

Costs and expenses:
Depreciation	3,597	5,099	5,098
Administrative	8,680	4,468	4,935

Total costs and expenses	12,277	9,567	10,033

Operating income	1,511,130	2,185,732	1,283,882

Other income (expenses), net	8,568	17,020	(204)

Comprehensive financial result:
Interest expense	(949)	(332)	(344)
Interest income	176,207	68,190	168,998
Foreign exchange (loss) gain, net	(23,115)	(99)	(179)
Monetary position loss	(105,638)	(50,650)	(64,939)

Comprehensive financial result, net	46,505	17,109	103,536

Income before income tax	1,566,203	2,219,861	1,387,214

Income tax:
Current	35,883	40,452	7,133
Deferred	1,263	715	8,785

Net income	$1,529,057	$2,178,694	$1,371,296

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed Statement of Changes in Financial Position
Years ended December 31, 2007, 2006 and 2005
(Thousands of constant Mexican pesos as of December 31, 2007)

	2007	2006	2005

Operating activities:
Net income	$1,529,057	2,178,694	1,371,296
Add (deduct) items not requiring the use of
resources:
Depreciation	3,597	5,099	5,098
Equity in net results of subsidiary companies	(1,502,425)	(2,173,486)	(1,271,336)
Gain on sale of subsidiary	-	(16,892)	-
Deferred income tax	1,263	715	8,784

Funds provided by operations	31,492	(5,870)	113,842

Net changes in operating assets and liabilities:
Short term of subsidiaries companies, net	103,431	(351,499)	(1,029,860)
Other accounts receivable, net	(5,745)	(12,208)	56
Other accounts payable and accrued expenses	(11,687)	(1,629)	(573)
Deferred revenue for leasing	-	-	(22,881)
Funds (used in) provided by operating activities	117,491	(371,206)	(939,416)

Financing activities:
Increases in capital stock	2,420,726	130,900	701
Contributions for future capital stock increases	-	-	-
Financial debt	(124)	(105)	-
Tax on assets	-	-	-
Long term account receivables to subsidiary companies	24,509	243,237	922,564

Funds provided by financing activities	2,445,111	374,032	923,265

Investing activities:
Acquisition of property	-	(29)	(1,763)

Funds used in investing activities	-	(29)	(1,763)

Net increase (decrease) in cash and equivalents	2,562,602	2,797	(17,914)

Cash and equivalents:
At beginning of year	4,794	1,997	19,911

At end of year	$2,567,396	$4,794	$1,997

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed statement of changes in financial position
Years ended December 31, 2007, 2006 and 2005
(Thousands of constant Mexican pesos as of December 31, 2007)

1.	Organization of the Company and certain other information:

     The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

     Information with respect to the Company's material contingencies are presented in note 16 of the consolidated financial statements.