Form 20-F
period 2008-12-31
GROUP SIMEC SA DE CV
filed 2009-07-20
CIK 887153

’UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
José Flores Flores, telephone number 011-52-33 3770-6700, e-mail jflores@gruposimec.com.mx
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	NYSE Amex LLC
Series B Common Stock	NYSE Amex LLC*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2008 was:

Series B Common Stock — 497,709,214 shares

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

Large accelerated filer |_| Accelerated filer |X| Non-accelerated filer |_|

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

|_| US GAAP |_| International Financial Reporting Standards as issued by the International Accounting Standards Board |X| Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |_| Item 18 |X|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

*	Not for trading, but only in connection with the registration of American depositary shares.

i

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

     This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 13.5383 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2008. On June 30, 2009, the interbank transactions rate for the Peso was Ps. 13.17 per U.S.$1.00.

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

  our inability to operate at high capacity levels;

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     This annual report includes our consolidated financial statements as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, 2007 and 2006. We have prepared our financial statements in conformity with Mexican Financial Reporting Standards (“MFRS” or “Mexican GAAP”) which include Bulletins and Circulars issued by the Accounting Principles Commission (“CPC”) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (“CINIF”). We have adjusted the financial statements of our non-Mexican subsidiaries to conform to MFRS, and we have translated them to Mexican pesos. See Note 2(d) to our consolidated financial statements included elsewhere herein.

     MFRS differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 18 to our consolidated financial statements included elsewhere herein provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

     Pursuant to MFRS, in our consolidated financial statements and the selected financial information set forth below:

  beginning January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard (MFRS) NIF B-10, Effects of inflation, we concluded that during 2008 the economic environment was non-inflationary and ceased recognition of inflation because annual inflation in Mexico published by the Mexican Central Bank (Banco de Mexico) during 2005, 2006 and 2007 was 3.3%, 4.1% and 3.8%, respectively, and the cumulatively inflation for those years was 11.6%. However, the financial information for the years ended on December 31, 2007 and 2006, is presented in Mexican pesos with purchasing power as of December 31, 2007, the last date on which we recognized the effects of inflation in our financial statements; and

  we considered that it was impractical to identify the realized and unrealized part of the deficit by holding non-monetary assets included in the Deficit on restatement of stockholders’ equity at January 1, 2008 and the Ps. 132,155 related to this amount were reclassified to retained earnings.

  MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes the replacement of the statement of changes in financial position by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated. Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity’s operating activities, then financing activities and finally its investing activities. Under this new standard, the statement of cash flows may be determined by applying the direct or indirect method. The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12. The company opted to prepare and present its cash flow statement under the indirect method.

     Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under MFRS until December 31, 2007 has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to certain information included in the cash flow statement. See Note 18 to our consolidated financial statements included elsewhere herein.

     The following tables present the selected consolidated financial information for our company as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The selected financial and operating information as of and for the years ended December 31, 2006, 2007 and 2008 set forth below has been derived in part from our consolidated financial statements, which have been reported on by

Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. In so doing, Mancera, S.C. has relied on the audited combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and Affiliates, reported on by Moore Stephens Marcelo de los Santos y Cia., S.C, a member firm of Moore Stephens International, for the year ended December 31, 2008. The selected financial information as of and for the year ended December 31, 2005 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C. and are not included elsewhere herein. In so doing, Mancera S.C. has relied on the audited consolidated financial statements of our subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, which have been reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International, an independent, registered public accounting firm, and are not included elsewhere herein. The selected financial information as of and for the year ended December 31, 2004 set forth below has been derived in part from our consolidated financial statements, which have been reported on by KPMG, an independent, registered public accounting firm, and are not included elsewhere herein. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements included elsewhere herein.

	Year Ended December 31,

	2004	2005	2006	2007	2008	2008(1)

			(Millions of pesos)			(Millions of dollars)
		(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:

Net sales	6,333	13,893	23,515	24,106	35,185	2,599
Direct cost of sales	3,681	11,112	19,132	20,499	29,796	2,201
Gross profit	2,652	2,781	4,383	3,607	5,389	398
Indirect manufacturing, selling,
general and administrative
expenses	397	742	902	874	1,379	102
Depreciation and amortization	238	349	450	549	895	66
Operating income	2,016	1,690	3,031	2,184	3,115	230
Financial (expense) income	(40)	(155)	(63)	41	(175)	(13)
Other (expense) income, net	(41)	(12)	39	21	(4)	0
Income before taxes, employee profit
sharing and minority interest	1,935	1,523	3,007	2,246	2,936	217
Income tax expense and employee
profit sharing	368	133	609	621	1,036	77
Net income	1,567	1,390	2,398	1,625	1,900	140
Minority interest	0	19	220	96	104	8
Majority interest	1,567	1,371	2,178	1,529	1,796	132
Net income per share	3.93	3.31	5.18	3.27	3.70	0.27
Net income per ADS (2)	11.78	9.94	15.54	9.82	11.10	0.82
Weighted average shares outstanding
(thousands)(5)	398,916	413,790	420,340	468,228	484,904	484,904
Weighted average ADSs outstanding
(thousands)	132,972	137,930	140,113	155,743	161,635	161,635
U.S. GAAP including effects of inflation until
2007:
Net sales	6,333	13,893	23,515	24,106	35,185	2,599
Cost of sales	3,674	11,116	19,059	20,422	29,755	2,198
Gross profit	2,659	2,777	4,456	3,684	5,430	401
Operating income(4)	1,998	1,654	3,144	2,310	3,166	234
Financial (expense) income	(40)	(155)	(63)	41	(175)	(13)
Other (expense) income, net	(4)	29	24	12	20	1
Income before taxes, employee profit
sharing and minority interest	1,954	1,528	3,105	2,363	3,011	222
Income tax expense	417	140	636	653	1,057	78
Income before minority interest	1,537	1,388	2,469	1,709	1,954	144
Minority interest	0	18	220	122	110	8
U.S. GAAP adjustment on minority
interest	0	0	25	0	0	0
Net income	1,537	1,370	2,224	1,587	1,844	136
Net income per share (5)	3.85	3.31	5.29	3.39	3.80	0.28
Net income per ADS	11.56	9.93	15.87	10.19	11.41	0.84

Balance Sheet Data:
Mexican GAAP:
Total assets	9,971	15,630	18,043	22,841	30,814	2,276
Total long-term liabilities(3)	1,621	2,405	2,175	2,729	4,253	314
Total stockholders’ equity	7,337	10,316	12,960	17,252	21,305	1,574

	Year Ended December 31,

	2004	2005	2006	2007	2008	2008(1)

		(Millions of pesos)				(Millions of dollars)
		(except per share and per ADS data)
U.S. GAAP including effects of inflation until
2007:
Total assets	9,828	15,852	18,205	22,849	30,908	2,283
Total long-term liabilities(3)	1,581	2,467	2,220	2,731	4,280	316
Total stockholders’ equity	7,234	8,539	10,801	14,813	18,182	1,343

Cash Flow Data:
Mexican GAAP:
Cash provided by operating activities	981	1,996	2,384	2,352	1,845	136
Cash provided by (used in) financing
activities	433	(260)	(417)	2,324	1,334	99
Cash (used in) provided by investing
activities	(1,454)	(2,076)	13	(484)	(9,000)	(665)

Other Data:
Mexican GAAP:
Capital expenditures	1,377	539	417	486	480	35
Adjusted EBITDA(6)	2,254	2,039	3,481	2,733	4,010	296
Depreciation and amortization	238	349	450	549	895	66
Working capital (7)	2,108	4,353	6,964	11,594	7,790	575
Dividends declared	0	0	0	0	0	0
Dividends declared per share	0	0	0	0	0	0
Dividends declared per ADS	0	0	0	0	0	0

Operational information:
Annual installed capacity
(thousands of tons)	1,210	2,847	2,902	2,902	3,522
Tons shipped	773	1,708	2,676	2,691	2,924
Mexico	676	899	945	900	1,028
United States, Canada and elsewhere
outside Mexico	97	809	1,731	1,791	1,896
SBQ steel	168	923	1,918	1,951	1,952
Structural and other steel products	605	785	758	740	972
Per ton (Mexican GAAP):
Net sales per ton	8,190	8,133	8,787	8,958	12,033	889
Cost of sales per ton	4,760	6,505	7,149	7,617	10,190	753
Operating income per ton	2,608	989	1,133	812	1,065	79
Adjusted EBITDA per ton	2,916	1,194	1,301	1,016	1,371	101
Number of employees	2,018	4,360	4,053	4,437	4,823

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 13.5383 per $1.00, the interbank transactions rate in effect on December 31, 2008.

(2)	Following our stock split effective May 30, 2006, one American depositary share, or “ADS”, represents three series B shares. Previously one ADS represented one series B share.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	In 2008 we recorded other expense of Ps. 24 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2007 we recorded Ps. 17 million of gain on derivative instruments in other income and an expense of Ps. 8 million for fiscal amnesty offered by the Mexican Government in other expense, which were reclassified to operating expenses for U.S. GAAP purposes. In 2006 we recorded Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax in other income which was reclassified to operating expenses for U.S. GAAP purposes. Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 39 million due to the cancellation of technical assistance and in 2004 reflects several entries recorded in other expenses under Mexican GAAP, which amount to approximately Ps. 36 million and according to U.S. GAAP, should be presented as operating expenses.

(5)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split mentioned in point (2) above.

(6)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income excluding (i) depreciation and amortization, (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

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

  it does not include depreciation and amortization, which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs it does not include comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenue; and

  it does not include other income and expenses that are part of our net income. Therefore, any measure that excludes any or all of taxes, depreciation and amortization, comprehensive cost of financing and other income and expenses has material limitations.

(7)	Working capital is defined as excess of current assets over current liabilities.

(8)	Installed capacity is determined at December 31 of the relevant year.

     Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,

	2004	2005	2006	2007	2008	2008(1)

		(Millions of pesos)				(Millions of dollars)

Mexican GAAP:
Net income	1,567	1,390	2,398	1,625	1,900	140
Depreciation and amortization	238	349	450	549	895	66
Financial income (expense)	(40)	(155)	(63)	41	(175)	(13)
Income tax expense and employee profit sharing	368	133	609	621	1,036	77
Other income (expense)	(41)	(12)	39	21	(4)	0
Adjusted EBITDA	2,254	2,039	3,481	2,733	4,010	296

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

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End

2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83

Month	High	Low	Average (1)	Period End

December 2008	13.83	13.09	13.42	13.83
January 2009	14.33	13.33	13.88	14.33
February 2009	15.09	14.13	14.61	15.09
March 2009	15.41	14.02	14.65	14.21
April 2009	13.89	13.05	13.40	13.80
May 2009	13.82	12.88	13.19	13.18
June 2009	13.64	13.16	13.34	13.17

(1)	Average of month-end or period-end rates or daily rates, as applicable.

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

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Investing in our series B shares and the ADSs involves a high degree of risk. You should consider carefully the following risks, as well as all the other information presented in this annual report, before making an investment decision. Any of the following risks, if they were to occur, could materially and adversely affect our business, results of operations, prospects and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, prospects and financial condition. In either event, the market price of our series B shares and ADSs could decline significantly, and you could lose all or substantially all of your investment.

Risks Related to Our Business

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

     Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our margins. During periods when prices for scrap metal, iron ore, alloys, coke and other important raw materials have increased, our industry historically has sought to maintain profit margins and pass along increased raw materials costs to customers by means of price increases. In 2007 and 2008 prices of scrap metal increased in real terms, approximately 26% and 57% respectively, prices of ferroalloys increased in real terms, approximately 10% and 19% in 2007 and 2008 respectively, electricity prices increased in real terms, approximately 36% in 2008 and gas prices increased in real terms approximately 28% in 2008.

     We may not be able to pass along these and other possible cost increases in the future and, therefore, our margins and profitability may be materially and adversely affected. Even when we can successfully apply surcharges, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that any of our future customers will agree to pay increased prices based on surcharges or that any of our current customers will continue to pay such surcharges.

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

     In July 2005, we and our controlling shareholder, Industrias CH, S.A.B. de C.V., or “Industrias CH”, acquired 100% of the stock of PAV Republic, Inc., or “Republic”, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. In May 2008, we acquired 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico in terms of production volume. Grupo San’s plants and 1,450 employees produce 700,000 tons of finished products annually. Our future success will depend in part on our ability to integrate the operations of Republic and Grupo San successfully into our historic operations. Furthermore, we cannot assure you that we will not encounter unexpected problems related to these acquired businesses, and if we do, the unbudgeted costs of addressing any such problems could be significant.

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

     Since most of our sales are in the United States and Canada, we also face strong competition from other steel producers in the United States and Canada. Approximately 36% of our sales in 2008 were in Mexico (which include 16% of exports) where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our gross margins and net income.

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products outside of Mexico, and changes in Mexican tariffs on steel imports could adversely affect the profitability and market share of our Mexican steel business.

     A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In recent years, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all the countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. There can be no assurance that anti-dumping or countervailing duties suits will not be initiated against us, or that the U.S. government will not impose tariffs on steel imports from Mexico, and if this were to occur it could materially and adversely affect our results of operations.

     In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that we produce from all countries with the exception of those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and are currently 7% for steel products. There can be no assurances that these tariffs will not be further reduced or eliminated or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries, and in either case such developments could have a material adverse effect on our financial condition and results of operations.

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

     At December 31, 2008, approximately 75% of our non-Mexican and 52% of our Mexican employees were members of unions. Collective bargaining agreements are typically negotiated on a facility by facility basis for our Mexican facilities. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our results of operations and financial condition. Labor disruptions, strikes or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our business.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility that the Tecumseh Redevelop Inc. owns, and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

     The operations of our Lackawanna facility depend on certain easements and other recorded agreements relating to, among other things, our use of industrial water, compressed air, sanitary sewer and electrical power. These service and utility arrangements, initially entered into with the Mittal Steel Company N.V. (“Mittal Steel”), were effective through April 30, 2009. In 2009, however, Mittal Steel transferred its Lackawanna Plant to Tecumseh Redevelopment, Inc. (“Tecumseh”), and as a result we are currently negotiating with Tecumseh to extend these services and utility arrangements. These services and utility arrangements are currently scheduled to expire on April 30, 2010, and automatically renew thereafter for three-month periods. If Tecumseh completely ceases to supply a particular utility service prior to the end of the current term, Tecumseh shall notify Republic sixty days prior to their intent to send a discontinuation notice and must deliver such written notice at least ninety days prior to such cessation. Within thirty days of the receipt of any such discontinuation notice, Republic can exercise its right to purchase the Tecumseh water system, in which event Republic agrees to pay Tecumseh the fair market value of the water system as determined by the average fair market value established by three independent appraisers. These rights are essential to the use and operation of our Lackawanna facility. In the event of a termination of any of these rights, due to a failure to negotiate a satisfactory outcome with Tecumseh or an inability to pay the value assigned by the independent appraisers, or for any other reason, we could be required to cease all or substantially all of our operations at the Lackawanna facility. Because we produce certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the U.S. are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

     Our sales in the U.S. are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. For the year ended December 31, 2008, direct sales of our products to one of our customers, United States Steel Corporation (“U.S. Steel”) accounted for approximately 20% of our revenues in the U.S. and approximately 11% of our consolidated revenues for such year. During the year ended December 31, 2008, sales to our ten largest customers in the U.S. accounted for approximately 54% of our consolidated revenues in the U.S. for such year and approximately 31% of our total consolidated revenues for such year. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our cash flow and results of operations.

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

     Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001, TS 16949 and ISO 14001 certification. All of the U.S. and Mexican facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, if approvals are withdrawn or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments which could materially and adversely affect our revenues and results of operations. We cannot assure you of our future compliance.

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

     As of December 31, 2008, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH continues and, will continue to be in a position to elect our future directors and to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and ADSs.

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

Risk Factors Concerning the Current Global Recession

The global recession has significantly impacted our business.

     The economic downturn that began in the United States in late 2007 led to a worldwide economic recession following the financial crisis precipitated by the collapse of Lehman Brothers Holdings Inc. in September of 2008. Since this time period, overall economic activity has decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, manufacturing and construction sectors, in particular, has reduced demand for steel products in North America and globally. The volatile global economic climate is having significant negative effects on our business and our forward view is limited because of low order backlogs and short lead times. All segments of our business have been impacted and such impacts have created certain new risks and have also affected the other risks set forth below.

Our end product markets have been severely affected.

     We sell our products to the automotive and construction-related industries, both of which have reported substantially lower customer demand due to the ongoing global recession. As a result, our operating levels have fallen and will remain at depressed levels until our customers’ demand increases. In addition to slackening demand by end customers, we believe that some of our customers are experiencing difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. The duration of the recession and the trajectory of the recovery for these industries may have a significant impact on our operations.

We may face increased risks of customer and supplier defaults.

     There is an increased risk of insolvency and other credit related issues of our customers, particularly those in hard hit industries such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. This decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing will reduce our cash flows and adversely affect our results of operations.

     Direct sales of products to automotive assemblers and manufacturers accounted for approximately 26% of our net sales of SBQ in 2008. Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry. U.S. automotive manufacturers have experienced significant reductions in market share to mostly Asian companies and have announced planned reduction in working capacity. Many large original equipment manufacturers such as Dana Corporation, Delphi Corporation (“Delphi”) and others, have sought bankruptcy protection. In addition, two of the largest U.S. automobile manufacturers have recently filed for bankruptcy. Chrysler LLC filed for Chapter 11 bankruptcy protection on April 30, 2009, and emerged from Chapter 11 protection on June 10, 2009, and General Motors Corporation filed for Chapter 11 bankruptcy protection on June 1, 2009 and emerged from such protection on July 10, 2009. While Chrysler and General Motors have emerged from bankruptcy protection, both have significantly reduced their manufacturing and sales capacity. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have a potentially significant adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the U.S. automotive industry may adversely affect us.

Our customers in the automotive industry continually seek to obtain price reductions from us. These price reductions may adversely affect our results of operations and financial condition.

     A challenge that we and other suppliers of intermediary products used in the manufacture of automobiles currently face is continued price reduction pressure from our customers in the automobile manufacturing business. Downward pricing pressure has been a characteristic of the automotive industry in recent years and it is migrating to all our vehicular markets. Virtually all automobile manufacturers have aggressive price reduction initiatives that they impose upon their suppliers, and such actions are expected to continue in the future. In the face of lower prices to customers, we must reduce our operating costs in order to maintain profitability. We have taken and continue to take steps to reduce our operating costs to offset customer price reductions; however, price reductions are adversely affecting our profit margins and are expected to do so in the future. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives, technology enhancements and other cost reduction initiatives, or if we are unable to avoid price reductions from our customers, our results of operations and financial condition could be adversely affected.

Risks Related to the Steel Industry

Our results of operations are significantly influenced by the cyclical nature of steel industry.

     The steel industry is cyclical in nature and sensitive to national and international macroeconomic conditions. Global demand for steel as well as overall supply levels significantly influence prices for our products. Changes in these two factors likely will impact our operating results. Although global steel prices increased significantly during 2004, they fell in 2005 over 2004 levels, increasing again in first three quarters of 2006, but weakening in the last quarter of 2006. In 2007, steel prices remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened in the last quarter of 2008 and are likely to continue to weaken, perhaps significantly, in 2009. We cannot predict or give you any assurances as to prices of steel in the future.

     The costs of ferrous scrap and iron ore, the principal raw materials used in our steel operations, are subject to price fluctuations. Although our wholly-owned scrap collection and processing operations furnish a material portion of our scrap requirements, we must acquire the remainder of our scrap from other sources. Because increases in the prices we are able to charge for our finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect our operating results. In 2004, the price of scrap increased significantly. However, scrap prices decreased significantly in 2005 over 2004 levels. In 2006, scrap prices remained similar to 2005 levels. Scrap prices increased in 2007. In 2008, scrap prices increased significantly. There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that we will be able to pass all or a portion of these increases on through higher finished product prices.

     We purchased 50% of our iron ore pellet and 100% of our coke requirement on the open market. In 2004, U.S. Steel supplied essentially all of Republic’s iron ore and coke requirements under terms of a supply agreement that was beneficial to us. In 2005, the prices of these materials increased when we negotiated new contracts with U.S. Steel, and purchased more of the material in the open market. In 2006, iron ore and coke prices decreased from 2005 levels. Iron ore and pellet prices increased in 2007. Iron ore and coke prices increased significantly in 2008. We cannot give you any assurance that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. Moreover, we cannot give you any assurance that we will be able to pass all or a portion of higher raw material prices on through finished product prices.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

     Energy costs constitute a significant and increasing component of our costs of operations. Energy cost as a percentage of direct cost was 11.6% for the year ended December 31, 2008, and is likely to increase in 2009. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

     The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to us or that these rates may not increase significantly in the future. We enter into futures contracts to fix and reduce volatility of natural gas prices. We have not always been able to pass the effect of these increases on to our customers and there is no assurance that we will be able to pass the effect of these increases on to our customers in the future or to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of natural gas would materially and adversely affect our business and results of operations. As of December 31, 2008, the Company has contracted derivative financial instruments in Mexico for hedging purposes to cover the risk of fluctuations in the price of natural gas (swaps) with PEMEX Gas and Basic

Petrochemicals (PGBP), Gas Natural TETCO (TETCO) Natgasmex, SA of C.V. (Natgasmex) Ecogas Mexico, S of the R. L C. V. (ECOGAS).

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

High incidences of crime in Mexico, and drug trafficking in particular, could adversely affect our business.

     Beginning in early 2007, following the election of Felipe Calderón Hinojosa, there has been a national government policy which has involved a concentrated effort on the part of the Mexican Federal Police and military to combat narco-trafficking cartels within Mexico. This increase in government pressure in turn led to a response in violence from well armed narco-traffickers, and the result has been an overall increase in narcotics related violence during 2008 and the first part of 2009. A recent travel alert issued by the U.S. Department of State (Bureau of Consular Affairs) on February 20, 2009 (the “Travel Alert”), provides information for U.S. citizens on security issues in Mexico. According to the Travel Alert, violent criminal activity fueled by an increasingly violent conflict (both among Mexican drug cartels and between such cartels and Mexican security services) for control of narcotics trafficking routes continues along the U.S.-Mexico border and throughout other parts of Mexico. The Travel Alert reports that large firefights, involving the Mexican army, police and the drug cartels, have taken place in many towns and cities across Mexico and most recently in northern Mexico, including Tijuana, Chihuahua and Ciudad Juarez. Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, Mexican and foreign bystanders, including U.S. citizens, have been among the victims of violent attacks, homicides and kidnappings across Mexico. According to the Travel Alert, moreover, a number of areas along the border are experiencing rapid growth in the rates of many types of crime such as robberies, homicides, petty thefts, and carjackings.

We face risks related to health epidemics and other outbreaks.

     Our business could be adversely affected by the effects of swine flu or another epidemic or outbreak. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and there have been recent cases in China and elsewhere in Asia. Any prolonged occurrence or recurrence of swine flu or other adverse public health developments in Mexico may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu or any other epidemic.

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

We and our auditors recently identified a “material weakness” in our internal controls over financial reporting, and if we fail to remediate this material weakness and achieve an effective system of internal controls, we may not be able to accurately report our financial results and current and potential stockholders could lose confidence in our reporting, which would harm our business and the trading price of the ADSs or the Series B Shares.

     In connection with the preparation of our financial statements as of and for the year ended December 31, 2008, we and our auditors identified a material weakness (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we found that due to our continuing growth, and in particular our recent acquisition of Corporación Aceros D.M.S.A. de C.V., the current structure of our finance department is no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes and business acquisitions.

     Any failure to implement and maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weakness could result in our incurring substantial liability for not having met our legal obligation and could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of the ADSs or the Series B Shares.

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

Item 4. Information on the Company

A. History and Development of the Company

Overview

     We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2008 we were the largest producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2008 we were the largest producer of structural and light structural steel products in Mexico in terms of sales volume.

     Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

     We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations has allowed us to develop long standing relationships with many of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with an advantage in the cost of freight over competitors which do not have production facilities in such regions

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

     On November 24, 2007 we purchased 99.95% of the shares of three subsidiaries of Grupo TMM S.A de C.V. These three subsidiaries were TMM América, S.A. de C.V., TMM Continental, S.A. de C.V. and Mutimodal Doméstica, S.A. de C.V. Following the purchase, these companies have engaged in marketing steel. In February 2008, the names of these three companies were changed to CSG Comercial,

S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Siderúrgica de Baja California, S.A. de C.V.

     In 2007, the board of directors of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG) decided to spin-off the company. CSG conveyed 87.4% of the companies’ stockholders equity to Tenedora CSG, S.A. de C.V, as the spun-off company. This corporate restructuring did not have a material effect on our consolidated financial statements.

     On May 30, 2008, we acquired all the capital stock of Corporación Aceros DM, S. A. de C. V. and certain affiliated companies (Grupo San) for a total cost of approximately Ps. 8,730 million (US 844 million dollars). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

     On July 29, 2008, the Company acquired 100% of the shares of Aroproc, S. A. de C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Doméstico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to convert them into the operating manager of the iron and steel plants located in Mexico. On July 30 2008, these companies were renamed to Promotora de Aceros San Luis, S. A. de C. V., Comercializadora Aceros DM, S.A. de C.V., Comercializadora Msan, S.A. de C.V. and Productos Siderúrgicos de Tlaxcala, S.A. de C.V. respectively.

     On December 26 2008, the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary corporation of Grupo TMM, S. A. de C. V., to convert this company in the operating manager of iron and steel plants located in Mexico. On January 6, 2009, this company changed its name to Simec International 2, S. A. de C. V.

B. Business Overview

     In the United States and Mexico, we own and operate twelve state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.5 million tons and a combined annual installed rolling capacity of 3.5 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

     We currently own and operate:

  Mexico’s largest non-flat structural steel mini-mill, located in Guadalajara, Jalisco;

  a mini-mill in Mexicali, Baja California Norte;

  a mini-mill in Apizaco, Tlaxcala;

  a cold finishing facility in Cholula, Puebla; all of these facilities are owned through our indirect wholly-owned subsidiary, Simec International, S.A. de C.V. (“SI”);

  a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which we own through our majority- owned subsidiary, Republic.

  two mini-mills in San Luis Potosí, San Luis Potosí, México both of which we own through our wholly-owned subsidiary, Grupo San.

     In 2008, we had net sales of Ps. 35.2 billion, gross profit of Ps. 5.4 billion and net income attributable to majority interest of Ps. 1.8 billion. In 2008, approximately 62% of our consolidated sales were in the United States and Canada, approximately 32% were in Mexico, and approximately 6% were exports to other markets outside North America.

Business Strategy

     We seek to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico. We also seek to expand our presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives. Our strategy includes:

Further integrating our operations.

     We intend to continue the integration of our Mexican, U.S. and Canadian operations to capitalize on the commercial and cost related synergies contemplated at the time of the Atlax Acquisition in 2004, the acquisition of Republic in 2005 and of the acquisition of Grupo San in 2008.

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

Our Products

     We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S.

facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

  I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90° angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction as structure supports.

  Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90° angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction as structure supports and for stocking systems.

  Angles. Angles are two equal sided sections joined by their ends with a 90° angle, forming an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.

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

     The following table sets forth, for the periods indicated, our sales volume for basic steel products. These figures reflect the sales of products manufactured at the U.S. and Canadian facilities since July 22, 2005 and the sales of products manufactured at the San Luis facilities from June 1, 2008, through December 31, 2008.

Steel Product Sales Volume

		Years ended December 31,

	2005	2006	2007	2008

		(thousands of tons)
I-Beams	82.2	75.7	74.5	66.2
Channels	59.7	70.3	79.5	61.4
Angles(1)	222.6	231.2	145.2	131.0
Hot-rolled bars (round, square and hexagonal rods)	600.0	1,141.9	1,189.0	1,210.8
Flat bar	188.5	154.4	182.9	106.8
Rebar	239.1	265.2	250.8	467.6
Cold finished bars	105.6	201.0	216.2	190.9
Semi-finished tube rounds	165.2	352.8	216.2	350.3
Other semi-finished trade products(2)	43.3	174.0	326.4	262.0
Electro-Welded wire mesh	-	-	-	16.7
Wire rod	-	-	-	14.9
Electro-Welded wire mesh panel	-	-	-	5.6
Other	1.9	9.6	10.4	40.0

Total steel sales	1,708.1	2,676.1	2,691.1	2,924.2

(1)	Angles include structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Our Operations and Production Facilities

     We conduct our operations at twelve facilities throughout North America. At December 31, 2008, our crude steel production capacity was 4.5 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.3 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 1.9 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 3.5 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 1.7 million are located in the United States and Canada.

     We operate six mini-mills, five in Mexico and one in the United States. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosi, San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio, and we have completed a revamping process that has increased capacity of the mill to 1.3 million tons of steel billet in 2007. We also operate an integrated blast furnace in Lorain, Ohio. We operate rolling and finishing facility in each of our mill facilities in Cholula and in the United States and Canada.

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

     The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below. These figures reflect the sales of the products manufactured at the Republic facilities starting from July 22, 2005. These figures reflect the sales of products manufactured at the San Luis facilities from June 1, 2008, through December 31, 2008.

Production Volume and Capacity Utilization

	Years ended December 31,

	2005	2006	2007	2008

		(tons in thousands)
Melt shops
Steel billet production	1,748.2	2,985.6	2,899.2	3,228.3
Annual installed capacity(1)	3,115.9	3,763.7	3,827.2	4,532.2
Effective capacity utilization	89.6%	79.3%	75.7%	76.2%
Rolling mills
Total production	1,544.0	2,386.0	2,384.6	2,463.6
Annual installed capacity(1)	2,847.5	2,901.9	2,901.9	3,521.9
Effective capacity utilization	81.6%	82.2%	82.2%	75.5%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as at December 31 for each year. The percentage of effective capacity utilization for 2005 is determined in the case of Republic facilities based on utilization over the period from July 22 to December 31, 2005. The percentage of effective capacity utilization for 2008 is determined in the case of San Luis facilities based on utilization over the period from June 1 to December 31, 2008.

Mexican Operations and Facilities

     The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for the year ended December 31, 2008.

Mexican Production per Facility by Product

	Location
Product	Guadalajara	Mexicali	Apizaco/Cholula	San Luis	Total

	(Production %)
I Beams	17.7%	0%	0%	0%	5.3%
Channels	11.4%	9.1%	0%	0%	5.0%
Angles	25.6%	16.4%	0%	0%	10.6%
Hot rolled bars (round,
square and hexagonal rods)	23.7%	7.1%	41.3%	2.1%	21.6%
Rebar	9.9%	52.9%	26.6%	82.6%	37.8%
Flat bars	7.0%	2.6%	19.2%	0%	8.6%
Cold finished bars	2.8%	0%	12.9%	0%	4.9%
Electro-Welded wire mesh	0%	0%	0%	6.4%	1.4%
Wire rod	0%	0%	0%	5.7%	1.2%
Electro-Welded wire mesh panel	0%	0%	0%	2.1%	0.4%
Other	1.9%	11.9%	0%	1.1%	3.2%
Total	100%	100%	100%	100%	100%

     Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2008, the Guadalajara mini-mill produced 297,757 tons of steel billet and 379,275 tons of finished product operating at 85% capacity for billet production and 79% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico D.F. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,

	2005	2006	2007	2008

Steel sales (thousands of tons)	407	407	405	377
Average finished product price per ton	Ps. 7,024	Ps. 7,762	Ps. 7,832	Ps. 10,749
Average scrap cost per ton	2,510	2,520	2,831	3,798.9
Average manufacturing conversion cost per ton of
finished product	1,763	1,809	2,141	2,861.9
Average manufacturing conversion cost per ton of billet	1,125	1,203	1,349	1,641.5

     Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

     Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2008, the Mexicali mini-mill produced approximately 364,468 tons of billet, of which the Guadalajara mini-mill used 118,907 tons, the Apizaco mini-mill used 20,776 tons, and we sold 23,257 tons to third parties. In 2008, the Mexicali mini-mill produced 191,138 tons of finished product. In 2008 we operated the Mexicali mini-mill at 85% capacity for billet production and at 76% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2008, 60% of the products produced at the Mexicali mini-mill were rebar, 18% were angles, 8% were hot rolled bars (round, square and hexagonal rods) and the remaining 14% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,

	2005	2006	2007	2008

Steel sales (thousands of tons)	210	224	227	212
Average finished product price per ton	Ps. 6,086	Ps. 7,188	Ps. 7,282	Ps. 9,944
Average scrap cost per ton	2,179	2,155	2,757	3,856.2
Average manufacturing conversion cost per ton of
finished product	1,624	1,700	1,690	2,352.5
Average manufacturing conversion cost per ton of billet	973	1,020	1,083	1,547.8

     Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 400,000 tons of steel billet and an annual installed capacity of finished product of 430,000 tons. In 2008, the Apizaco mini-mill produced 365,246 tons of steel billet, of which the Guadalajara mini-mill used 12,813 tons, and 348,920 tons of finished products. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico D.F. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 50,000 tons. In 2008, the Cholula facility produced 47,198 tons of finished product, at 94% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

     In 2008, 27% of the products we produced at the Apizaco and Cholula facilities were rebar, 41% were hot rolled bars (round, square and hexagonals) and the remaining 32% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,

	2005	2006	2007	2008

Steel sales (thousands of tons)	416	425	448	387
Average finished product price per ton	Ps. 7,105	Ps. 7,560	Ps. 7,866	Ps. 10,561
Average scrap cost per ton	2,942	2,852	3,035	4,170.0
Average manufacturing conversion cost per ton of
finished product	2,241	2,447	2,749	3,227.4
Average manufacturing conversion cost per ton of
billet	1,517	1,496	1,521	1,950.1

     San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2008, these facilities had an annual installed capacity of 705,000 tons of billet and 620,000 tons of finished product. From June 1 to December 31, 2008, the San Luis facilities produced 345,616 tons of steel billet and 293,397 tons of finished product operating at 84% capacity for billet production and 81% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2008, 80% of the products produced at the San Luis facilities were rebar, 18% wire rod, and the remaining 2% were other ligh t structural.

     The following table sets forth, for the periods indicated, selected operating data for our San Luis facilities.

June 1 – December 31

2008

Steel sales (thousands of tons)	261
Average finished product price per ton	Ps. 9,701
Average scrap cost per ton	3,658.6
Average manufacturing conversion cost per ton of finished	2,269.5
product
Average manufacturing conversion cost per ton of billet	1,571.1

U.S. and Canada Operations and Facilities

     We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2008, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,692,000 tons of finished product. In 2008, the Republic facilities produced 1,855,200 tons of steel billet, of which 350,270 tons were sold as semi-finished tube rounds. 253,560 tons were sold as other semi-finished trade products and 8,453 tons were sold as ingots. The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, the Republic facilities produced 1,046,900 tons of hot-rolled bar, of which 140,160 tons were used by the cold finish facilities. The Republic facilities produced 156,040 tons of cold finish bars. During this period, 56% of the products shipped from the Republic facilities were hot-rolled bars, 8% were cold-finished bars, 21% were semi-finished tube rounds, and 15% were other semi-finished trade products.

     The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	July 22 – December 31	Years ended December 31,

	2005	2006	2007	2008

Steel sales (thousands of tons)	675	1,620	1,611	1,687
Average finished product price per ton	Ps. 8,891	Ps. 8,571	Ps. 9,566	Ps. 13,281
Average scrap cost per ton	1,941	2,301	2,785	4,644
Average iron ore pellet cost per ton	697	677	892	1,057
Average manufacturing conversion cost per ton of
finished product(1)	5,428	4,771	5,724	6,499
Average manufacturing conversion cost per ton of
billet(1)	4,021	3,530	4,370	5,028

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

     Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

     Our Lorain facility had, at December 31, 2008, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2008, the Lorain facility, was operated at 76.5% capacity for steel billet and for finished product, 70.4% for 9-10” rolling mill and 72% for 20” mill finishing and shipping production, and it produced 967,075 tons of billets and 596,030 tons of finished products.

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

     Canton produces blooms and billets for the three rolling mills in the Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2008, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2008, this facility produced 888,149 tons of blooms, billets and other semi-finished trade product and was operated at 64.2% capacity of steel billet.

     Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2008, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2008, this facility produced 451,241 tons of hot rolled bars and was operated at 75.4% capacity of finished product.

     Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2008, an annual installed capacity of 125,000 tons of finished product. During 2008, the Massillon facility was operated at 74% capacity of finished product and produced 93,079 tons of cold finished bars.

     Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2008, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2008, this facility produced 33,204 tons of cold finished bars and was operated at 47% capacity of finished product.

     Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2008, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2008, this facility produced 30,119 tons of cold finished bars and was operated at 51% capacity of finished product.

     The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2008 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)(1)

Guadalajara	Structurals (43%); Light	electric arc furnace	379,275	480,000
	structurals (22%);	with continuous caster,
	SBQ (25%), Rebar	rolling mill and bar
	(10%)	processing lines

Mexicali	Structurals (11%); Rebar	electric arc furnace	191,138	250,000
	(60%); Light structurals	with continuous caster
	(29%)	and bar rolling mills

Apizaco and Cholula	SBQ (54%); Rebar	electric arc furnace	396,118	480,000
	(27%); Light structurals	with vacuum tank
	(19%)	degasser, continuous
		caster, bar rolling
		mills, cold drawn and
		bar turning equipment

Aceros DM, San Luis	Rebar (70%), Light	three electric arc	201,417	233,333
Potosí	structurals (4%), Wire	furnaces, two
	rod (26%)	continuous casters, two
		reheating furnaces,
		rebar rolling mill and
		wire rod rolling mills

Aceros San Luis, San	Rebar (100%)	electric arc furnace,	91,980	128,333
Luis Potosí		continuous caster,
		reheating furnace and
		rebar rolling mill

Lorain(2)	SBQ (100%)	blast furnace, vacuum	596,030	838,000
		tank degasser,
		continuous caster, bar
		and wire rod rolling
		mills

Canton(3)	SBQ (100%)	electric arc furnace,	888,149	1,383,000
		vacuum tank degasser,
		continuous caster,
		rolling mills

Lackawanna	SBQ (100%)	reheat furnace, bar and	451,241	599,000
		wire rod rolling mills

Massillon	SBQ (100%)	cold drawn bar turning	93,079	125,000
		and heat treating
		equipment

Gary	SBQ (100%)	cold drawn bar turning	33,204	71,000
		and heat treating
		equipment

Hamilton	SBQ (100%)	cold drawn bar turning	30,119	59,000
		and heat treating
		equipment

(1)	At December 31, 2008. The percentage of effective capacity utilization for 2008 is determined in the case of San Luis facilities based on utilization over the period from June 1 to December 31, 2008.

(2)	Production capacity are for rolling only.

(3)	Production capacity are for billets only.

Sales and Distribution

     We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2008, approximately 67% of our steel product sales represented SBQ steel products, of which we sold 26% to the auto part industry, 32% to service centers, 19% for energy related products, 1% for hand tools, 2% for mining equipment and the remaining 20% to other industries.

     The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales. These figures reflect the sales of products manufactured at our U.S. facilities starting since July 22, 2005.

Steel Product Sales By Region

	Mexico				U.S. and Canada(1)

	Years ended December 31,

	2005	2006	2007	2008	2005	2006	2007	2008

I-Beams	99%	96%	97%	92%	1%	4%	3%	8%
Channels	81%	66%	67%	58%	19%	34%	33%	42%
Angles	94%	92%	81%	77%	6%	8%	19%	23%
Hot-rolled bars(round, square
and hexagonal rods)	10%	15%	21%	19%	90%	85%	79%	81%
Rebar	66%	88%	67%	81%	34%	12%	33%	19%
Flat bar	98%	97%	97%	86%	2%	3%	3%	14%
Cold drawn finished bars	40%	26%	26%	29%	60%	74%	74%	71%
Semi-finished tube rounds	0%	0%	0%	0%	100%	100%	100%	100%
Other semi-finished trade
products	0%	0%	0%	0%	100%	100%	100%	100%
Electro-Welded wire mesh	-	-	-	100%	-	-	-	0%
Wire rod	-	-	-	100%	-	-	-	0%
Electro-Welded wire mesh	-	-	-	100%	-	-	-	0%
panel
Other	100%	100%	99%	100%	0%	0%	1%	0%

Total (weighted average)	53%	35%	33%	35%	47%	65%	67%	65%

(1)	Includes sales principally into the United States and Canada.

     During the year ended December 31, 2008, approximately 58% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 42% of our sales by volume, with SBQ products representing approximately 22% of such sales and the remainder representing commercial steel products. Approximately 65% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors.

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

     We distribute our exports outside North America primarily through independent distributors who also carry other product lines. In addition, we have four full-time employees in Mexico dedicated exclusively to exports.

     During 2008 and 2007, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. There can be no assurance that significant levels of preproduction sales orders will continue.

     In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect costumers include leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America MFG, Inc. and Caterpillar Inc., first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc., ArvinMeritor, Inc., Delphi, NTN Driveshaft, Inc., TRW Automotive Holdings Corp.; forger Jernberg Industries, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel.

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

     Since most of our sales are in the United States and Canada, we face strong competition from other steel producers in the United States and Canada. Approximately 32% of our sales in 2008 were in Mexico where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our gross margins and net income.

Mexico

     We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. The flexibility of our production facilities, allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States. We believe that our Mexicali mini-mill, one of the closest mini-mills to the southern California market, is competitive in terms of production and transportation costs in northwestern Mexico and southern California.

     We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah, Schnitzer Steel (Cascade), located in McMimville, Oregon, Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado, Tamco Steel, located in Rancho Cucamanga, California and Grupo Villacero (Border Steel), located in El Paso, Texas. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

     Based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), we believe that in 2008 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 66,239 tons, or approximately 2%, and approximately 71,827 tons, or approximately 3%, of our total finished product sales in 2008 and 2007, respectively. The revenue that we derived from I-beam products represented approximately 3% and 2% of our net sales in 2007 and 2008, respectively.

     In 2008, we sold approximately 180,576 tons of I-beams, channels and angles at least three inches in width (including the 66,239 tons of I-beams described above) which represented approximately 6% of our total finished product sales for the year. In 2007, we sold approximately 227,970 tons of I-beams, channels and angles at least three inches in width (including the 71,827 tons of I-beams described above) which represented approximately 8% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 45% in 2008 and 59% in 2007.

     In 2008, we sold approximately 1,398,445 tons of hot rolled and cold finished steel bar, compared to 1,404,256 tons in 2007. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14% and 51%, respectively, in 2008 compared to 7% and 56%, respectively, in 2007. Rebar and light structural steel together accounted for approximately 670,131 tons, or 23%, of our total production of finished steel products in Mexico and the United States in 2008, compared to approximately 516,168 tons, or 19%, in 2007. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

     We distributed our sales of SBQ steel in Mexico as of December 31, 2008 as follows:

  auto parts industry, 59%,

  service centers, 22%,

  mining equipment, 11%,

  hand tools, 5%, and

  bar processing industry, 3%.

     We believe that we have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco and Cholula facilities afford us cost advantages relative to certain U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its proximity to these areas reduces our freight costs.

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

     We believe our principal competitors in the U.S. market, depending on the product, include Nucor Corporation, Niagara LaSalle, Arcelor Mittal, Charter Steel, Steel Dynamics, Inc., The Timken Company and Gerdau Macsteel.

Certifications

     ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 19, 2007 to July 18, 2010 and are working in the process to obtain the ISO/TS 16949 certification.

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

     Our Republic facilities are currently ISO 14001 and OHSAS 18001 certified. Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification, however, OHSAS 18001 is voluntary. The ISO 14001 certification is effective until November 2010 and the OHSAS 18001 is effective until February 2012.

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

     In 2008, our cost of sales in Mexico, as a percentage of sales in Mexico, was 66% compared to our U.S. operations where our cost of sales, as a percentage of sales in the U.S., was 96%, and our consolidated cost of sales, as a percentage of consolidated sales, was 85%. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

     Ferrous scrap, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

     Scrap. Ferrous scrap is among the most important components for our steel production and accounted for approximately 42% of our consolidated direct cost of sales in 2008 (51% of the direct cost in our Mexico operations and 27% of the direct cost in our U.S. operations) and 34% of our direct cost of sales in 2007 (49% of the direct cost in our Mexico operations and 19% of the direct cost in our U.S. operations). Ferrous scrap is principally generated from automobile, industrial, naval and railroad industries. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

     We purchase raw scrap from dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined ferrous scrap requirements through three sources: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 7% and 6% of our refined scrap tonnage in 2008 and 2007, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 91%and 2%, respectively, in 2008 and approximately 89% and 5%, respectively, in 2007 of our refined ferrous scrap requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

     Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. Iron ore pellets and coke accounted for approximately 22.6% of our U.S. and Canadian facilities’ direct costs for the year ended December 31, 2008. The iron ore pellets and coke made up 7.9% and 14.7%, respectively, of the direct costs of sales in this period. We purchased 50% of our iron ore pellet and 100% of our coke requirement on the open market. Our Mexican facilities do not use iron ore pellets or coke.

     Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 11% of our direct cost of sales in 2008 and 11% in 2007, and they accounted for 21% of our direct cost of sales for the year ended December 31, 2008 in our U.S. and Canadian facilities. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V.

     We obtained electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

     Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchased our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD. The direct cost for the ferroalloys represents 13% of our consolidated costs, 8% of the direct costs incurred at our Mexican operations and 18% of the direct costs incurred at our U.S. operations.

     Electricity. As of December 31, 2008, electricity accounted for approximately 5.4% of our consolidated direct cost of sales for the period (11.3% of the direct cost of our Mexican operations and 3% of the direct cost of our U.S. operations). Electricity accounted for 11.3% of our direct cost of sales in 2008 and 10% of direct cost of sales in 2007 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 3% of direct costs of sales in 2008 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on our business. From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”), a company based in San Diego, California. The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2007 and 2008, the Mexicali facility entered into a new contract with Sempra for the period May through October 2007 and May to October 2008, respectively.

     Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 5.4% of our consolidated direct cost of sales (4.6% of the direct cost of our Mexican operations and 5.4% of the direct cost of our U.S. operations) in 2008. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 2(g) to our consolidated financial statements, derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2008, 2007 and 2006, all derivative instruments qualified as hedging instruments of the cash flow typeand the fair value and subsequent changes were recorded under stockholders’ equity as Comprehensive income, net of the deferred tax effect, until such time as the related hedged position is recognized in income. At this time, the hedging instrument’s fair value is recognized in income.

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

     We monitor our compliance with these laws and regulations through our environmental management system, and believe that we currently are in substantial compliance with them, although we cannot assure you that we will at all times operate in compliance with all such laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties which could have a material adverse effect on us.

     Future changes in the applicable environmental laws and regulations, or changes in the regulating agencies’ approach to enforcement or interpretation of their regulations, could cause us to make additional capital expenditures beyond what we currently anticipate. We do not believe that any of our facilities are subject to the Maximum Achievable Control Technology standard for Iron & Steel Manufacturers, or the Maximum Achievable Control Technology standard for Industrial, Commercial and Institutional Boilers and Process Heaters, because they do not emit hazardous air pollutants above the regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations at one or more of our facilities will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance.

     Various federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws and regulations may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at our facilities but at present believe that such materials are being managed in accordance with applicable law.

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

     Antitrust Matters

     We are also subject to the Mexican Antitrust Law (Ley Federal de Competencia Económica), which regulates monopolies and monopolistic practices in Mexico and requires Mexican government approval of certain mergers, acquisitions and joint ventures. We believe that we are currently in material compliance with the Mexican Antitrust Law. However, due to our growth strategy of acquiring new businesses and assets and because we are a large manufacturer with a significant share of the markets in Mexico with respect to certain of our products, we may be subject to greater regulatory scrutiny in the future.

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

     Mexico-Japan Economic Association (the “Association”). The governments of Mexico and Japan started negotiations to sign the Association in June 2001. The negotiations continued until March 2004 and the Association was signed after fourteen rounds of negotiations. After the approval from the legislative authorities of both countries, the Association was effective as of April 1, 2005.

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

C. Organizational Structure

     The chart below sets forth a summary of our corporate structure at December 31, 2008:

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Comercializadora Simec, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C. V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Arrendadora Norte de Matamoros, S.A. de C.V. (100%), Siderúrgica de Baja California, S.A. de C.V. (99.95%), CSG Comercial,, S.A. de C.V. (99.95%), Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%), Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Comercializadora MSAN, S.A. de C.V. (100%), Comercializadora Aceros DM, S.A. de C.V. (100%), Promotora de Aceros San Luis, S.A. de C.V. (100%) and Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, and Apizaco, Tlaxcala, and a cold finishing facility in Cholula, Puebla, all of which are owned directly by Simec International.

(3)	The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH, S.A.B. de C.V.

(4)	SimRep owns 100% of Republic. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio, a steel- making and hot-rolling facility in Lorain, Ohio, a hot-rolling facility in Lackawanna, New York, and cold finishing facilities in Massillon, Ohio, Gary, Indiana, and Hamilton, Ontario, Canada, all of which are owned directly by Republic.

(5)	Simec owns 100% of Grupo San (Corporación Aceros DM, S.A. de C.V.) and its subsidiaries.

     The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)

Simec International, S.A. de C.V.	Mexico	100%

Undershaft Investments, N.V.	Netherlands Antillas	100%

Pacific Steel, Inc.	USA	100%

SimRep Corporation	USA	50.22%

Republic Engineered Products, Inc:	USA	50.22%

Compañía Siderúrgica del Pacífico, S.A. de	Mexico	99.99%
C.V.

Coordinadora de Servicios Siderúrgicos de	Mexico	100%
Calidad, S.A. de C.V.

Comercializadora Simec, S.A. de C.V. (since	Mexico	100%
2007, before Administradora de Servicios de la
Industria Siderúrgica ICH, S.A. de C.V.)
Industrias del Acero y del Alambre, S.A. de	Mexico	99.99%
C.V.

Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%

Servicios Simec, S.A. de C.V.	Mexico	100%

Sistemas de Transporte de Baja California,	Mexico	100%
S.A. de C.V.

Operadora de Metales, S.A. de C.V.	Mexico	100%

Operadora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Administradora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Operadora de Servicios de la Industria	Mexico	100%
Siderúrgica ICH, S.A. de C.V.

Arrendadora Simec S.A. de C.V.	Mexico	100%

Controladora Simec S.A. de C.V. (mergered	Mexico	100%
with Grupo Simec in 2008)

Compañía Siderúrgica de Guadalajara S.A. de	Mexico	99.99%
C.V.

Arrendadora Norte de Matamoros, S.A. de	Mexico	100%
C.V. (since 2007)

Tenedora CSG, S.A. de C.V. (mergered with	Mexico	100%
Grupo Simec in 2008)

CSG Comercial, S.A. de C.V. (since 2007,	Mexico	99.95%
before TMM America, S.A. de C.V. )

Comercializadora de Productos de Acero de	Mexico	99.95%
Tlaxcala, S.A. de C.V. (since 2007, before
TMM Continental, S.A. de C.V.)

Siderúrgica de Baja California, S.A. de C.V.	Mexico	99.95%
(since 2007, before Multimodal Domestic,
S.A. de C.V.)

Corporación Aceros DM, S.A. de C.V. and	México	100%
subsidiaries (since 2008)

Productos Siderúrgicos de Tlaxcala, S.A. de	México	100%
C.V. (since 2008)

Comercializadora MSAN, S.A de C.V. (since	México	100%
2008)

Comercializadora Aceros DM, S.A. de C.V.	México	100%
(since 2008)

Promotora de Aceros San Luis, S.A. de C.V.	México	100%
(since 2008)

Northarc Express, S.A. de C.V. (since 2008)	México	99.95%

Principal Capital Expenditures and Divestitures

     We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology.

     We currently estimate capital expenditures for the year 2009 will be approximately $35.2 million (Ps. 476.5 million), consisting of $16.8 million (Ps. 227 million) of estimated capital expenditures in our Republic facilities and $18.4 million (Ps. 249 million) of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2009 may differ significantly from such estimate.

     In 2008, we spent $28 million (Ps. 331 million) on capital investments at our Republic facilities, including $13.8 million (Ps. 163 million) at the Canton, Ohio facility, $2.5 million (Ps. 30 million) at the Lorain, Ohio facility, $9.5 million (Ps. 112 million) at the Lackawanna, New York facility, $1 million (Ps. 12 million) at the Massillon, Ohio facility, $0.1 million (Ps. 1 million) at the Gary, Indiana facility and $1.1 million (Ps. 13 million) at our corporate location in Fairlawn, Ohio. We spent $13 million (Ps. 149 million) on capital improvements at our facilities in Mexico, including $2 million (Ps. 24 million) at the Apizaco facility, $6 million (Ps. 71 million) at the Mexicali facility, $1 million (Ps. 15 million) at the Guadalajara facility, $3 million (Ps. 32 million) at the San Luis facilities and $1 million (Ps. 7 million) in the acquisition of land in the state of Tamaulipas, México.

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

     We have prepared our financial statements in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. See Note 18 to our consolidated financial statements included elsewhere herein for the years ended December 31, 2006, 2007 and 2008 for a summary of the principal differences between MFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP. Our consolidated financial statements and all other financial information contained herein with respect to the years ended December 31, 2006 and 2007 are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted. As of January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard MFRS B-10, Effects of inflation, we ceased recognizing the impact of inflation on our financial information for the year 2008. However, in the case of the financial information presented for the years ended on December 31, 2007 and 2006, it is expressed in peso purchasing power as of December 31, 2007, the last date on which we applied the method of comprehensive recognition of inflation.

A. Operating Results

Overview

     We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and elsewhere. The sharp reduction in economic activity and consumer demand in general, and in the construction, appliance, and automotive industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. The steel industry as a whole is greatly impacted by the business cycle, and the current global downturn has depressed demand for new commercial and residential construction and new automobiles in particular within the United States and the rest of North America, and this has had an impact on all segments of operations since the fourth quarter of 2008.

     As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, therefore generating somewhat higher margins compared with our more commoditized steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand and gross profitability of doing so.

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

Sales Volume, Price and Cost Data, 2006 - 2008

	Year ended December 31,
	2006	2007	2008
Shipments (thousands of tons)	2,676	2,691	2,924
Guadalajara and Mexicali	631	632	589
Apizaco and Cholula	425	448	387
San Luis facilities	-	-	261
Republic facilities	1,620	1,611	1,687

Net sales (Ps. millions)	23,515	24,106	35,185
Guadalajara and Mexicali	4,891	4,888	6,161
Apizaco and Cholula	3,129	3,519	4,087
San Luis facilities	-	-	2,532
Republic facilities	15,495	15,699	22,405

Direct cost of sales (Ps. millions)	19,131	20,498	29,796
Guadalajara and Mexicali	2,747	3,123	3,995
Apizaco and Cholula	2,232	2,593	2,963
San Luis facilities	-	-	1,444
Republic facilities	14,152	14,782	21,394

Average price per ton (Ps.)	8,787	8,958	12,033
Guadalajara and Mexicali	7,751	7,734	10,460
Apizaco and Cholula	7,362	7,855	10,561
San Luis facilities	-	-	9,701
Republic facilities	9,565	9,745	13,281

Average cost per ton (Ps.)	7,149	7,617	10,190
Guadalajara and Mexicali	4,353	4,941	6,783
Apizaco and Cholula	5,252	5,788	7,656
San Luis facilities	-	-	5,533
Republic facilities	8,736	9,176	12,682

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

     We sell our steel products to the construction, automotive, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. In 2008 and 2007, Mexico’s GDP increased 1.3% and 3.3%, respectively. In 2008 and 2007, the U.S. GDP increased 1.1% and 2.2%, respectively. Recession or a deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results

Our results are affected by international steel prices and trends in the global steel industry.

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

     However, this new period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. Average steel prices of finished products sold in the first quarter 2009 decreased approximately 25% compared to the fourth quarter 2008. Average steel prices in 2007 were above those of 2006 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers and were higher than steel prices for the 2004 to 2002 period.

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

     Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. In 2008, imports to Mexico increased as international market conditions worsened. In 2007 imports to Mexico increased as international market conditions improved. In 2006, imports to Mexico increased as international market conditions improved. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices.

     Steel imports to the United States accounted for an estimated 23% of the domestic steel market in 2008 and an estimated 22% in 2007. Foreign producers typically have lower labor costs, and are in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

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

     In addition to raw materials, natural gas and electricity are both relevant components of our cost structure. We purchase natural gas and electricity at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and increased significantly in 2008 and 2007 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased during the fourth quarter of 2008 in response to the financial crisis, they have remained highly volatile.

Segment Information

     We are required to disclose segment information in accordance with MFRS B-5 Segment Information which establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

     We conduct business in two principal business segments which are organized on a geographical basis:

  Our Mexican segment represents the results of our operations in Mexico including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí.

  Our USA segment represents the results of our operations of Republic, including its our seven plants of which six are located in the USA and one is located in Canada.

     Financial information for each segment follows:

	For the year ended on December 31st, 2008

	Mexico	USA	Operations between Segments	Total

Net sales	$12,780,358	$22,448,283	$(43,421)	$35,185,220
Cost of sales	8,402,516	21,438,719	(45,072)	29,796,163

Marginal profit	4,377,842	1,009,564	1,651	5,389,057
Indirect overhead, selling and
administrative expenses	1,567,060	706,768	-	2,273,828

Operating income	2,810,782	302,796	1,651	3,115,229

Other (expense) income, net	(29,166)	25,250	-	(3,916)
Financial income (expenses),
net	100,522	(22,000)	-	78,522
Exchange loss, net	(253,183)	-	-	(253,183)

Income before income tax	2,628,955	306,046	1,651	2,936,652

Income tax	937,761	98,542	-	1,036,303

Net income	$1,691,194	$207,504	$1,651	$1,900,349

			Operations
		United States	Between
Other Data	Mexico	of America	Segments	Total

Total assets	$19,885,862	$10,928,155	$-	$30,814,017
Depreciation and
Amortization
	677,339	217,967	-	895,306
Additions of property, plant
and equipment, net	148,749	331,055	-	479,804

	For the year ended on December 31st, 2007

			Operations
		United States of America	Between
	Mexico		Segments	Total

Net sales	$8,407,018	$16,118,609	$(419,533)	$24,106,094
Cost of sales	5,716,571	15,199,112	(416,765)	20,498,918

Marginal profit	2,690,447	919,497	(2,768)	3,607,176
Indirect overhead, selling and
administrative expenses	837,246	585,913	-	1,423,159

Operating income	1,853,201	333,584	(2,768)	2,184,017

Other (expense) income, net	(8,666)	29,995	-	21,329
Financial income (expenses),
net	291,189	(17,876)	-	273,313
Exchange loss, net	(37,879)	-	-	(37,879)
Result on monetary position	(227,014)	32,083	-	(194,931)

Income before income tax	1,870,831	377,786	(2,768)	2,245,849

Income tax	435,973	184,701	-	620,674

Net income	$1,434,858	$193,085	$(2,768)	$1,625,175

Other Data
Total assets	$15,221,534	$7,619,723	$-	$22,841,257
Depreciation and
amortization
	334,010	215,246	-	549,256
Additions of property, plant
and equipment, net	168,926	316,742	-	485,668

	For the year ended on December 31st, 2006

					Operations
			United States		Between
	Mexico		of America		Segments		Total

Net sales	$8,019,635		$15,722,015		$(226,353)		$23,515,297
Cost of sales	4,980,439		14,377,065		(225,625)		19,131,879

Marginal profit	3,039,196		1,344,950		(728)		4,383,418
Indirect overhead, selling and
administrative expenses	766,768		570,564		14,350		1,351,682

Operating income	2,272,428		774,386		(15,078)		3,031,736

Other income, net	38,235		970		-		39,205
Financial income (expenses),
net	47,755		(823)		-		46,932
Exchange loss, net	(37,424)		-		-		(37,424)
Result on monetary position	(91,773)		14,581		4,240		(72,952)

Income before income tax	2,229,221		789,114		(10,838)		3,007,497

Income tax	267,390		341,331		-		608,721

Net income	$1,961,831		$447,783		$(10,838)		$2,398,776

Other Data
		$		$		$
Total assets	$10,537,244		7,505,536		-		18,042,780
Depreciation and
amortization	270,836		164,556		14,350		449,742
Additions of property, plant
and equipment, net	75,885		341,334		-		417,219

The Company’s net sales to foreign or regional customers during 2008, 2007 and 2006 are as follows:

	Sales

	2008	2007	2006

Mexico	$11,366,526	$7,393,755	$7,575,777
USA	21,622,442	15,296,430	14,797,494
Canadá	598,711	583,917	654,725
Latin America	394,998	113,058	67,185
Other (Europe and Asia)	1,202,543	718,934	420,116
Total	$35,185,220	$24,106,094	$23,515,297

Comparison of Years Ended December 31, 2008, 2007 and 2006

Net Sales

     Net sales increased 46% to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million and including sales in Mexico of Ps. 12,780 million and net sales in the United States and Canada of Ps. 22,405 million) compared to Ps. 24,106 million in 2007 (including sales in Mexico of Ps. 8,407 million and net sales in the United States and Canada of Ps. 15,699 million). Our net sales in 2007 increased 3% to Ps. 24,106 million (including sales in Mexico of Ps. 8,407 million and net sales in the United States and Canada of Ps. 15,699 million), compared to Ps. 23,515 million in 2006 (including sales in Mexico of Ps. 8,020 million and net sales in the United States and Canada of Ps. 15,495 million). The increase in sales can be explained due to higher shipments during 2008, compared with 2007 (a 233,078 tons increase), including the net sales generated by the newly acquired plants of Grupo San of 261,167 tons and 34% increase in the average price of steel products. The increase in net sales in 2007 due to higher shipments compared with 2006 (15,065 tons increase). The increase in tons shipped originated mainly in the plant of Apizaco and compensated for the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods July 5-8, July 10-13, and September 10-15, as a result of the shortage of natural gas due to the explosions on the property of Petroleos Mexicanos. Shipments of finished steel products increased 9% to 2,924,202 tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261,167 tons) compared to 2,691,124 tons in 2007. Shipments of finished steel products increased 0.5% to 2,691,124 tons in 2007 compared to 2,676,059 tons in 2006.

     Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 6% to 1,895,966 metric tons in 2008 compared to 1,790,572 metric tons in 2007, while total Mexican sales increased 14% from 900,552 tons in 2007 to 1,028,236 tons in 2008. Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 3% to 1,790,572 metric tons in 2007 compared to 1,731,879 metric tons in 2006, while total Mexican sales decreased 5% from 944,180 tons in 2006 to 900,552 tons in 2007.

     The average price of steel products increased 34% in real terms in 2008 compared to 2007. The average price of steel products increased 2% in real terms in 2007 compared to 2006. We attribute the 2008 increase to higher prices prevailing in the worldwide steel markets.

Direct Cost of Sales

     Our direct cost of sales increased 45% from Ps. 20,499 million in 2007 to Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million). Our Direct cost of sales increased 7% from Ps. 19,132 million in 2006 to Ps. 20,499 million in 2007. Direct cost of sales as a percentage of net sales was 85% in each of 2008 and 2007 and was 81% in 2006. The increase in the direct cost of sales is attributable mainly to an increase of 34% in the average cost of raw materials used to produce steel products in 2008 versus 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 9% increase in shipments. The increase in the Direct Cost of Sales is attributable mainly to an increase of 6% in real terms in the average cost of raw materials used to produce steel products in 2007 versus 2006, primarily as a result of increases in the price of scrap and certain other raw materials and an increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods July 5-8, July 10-13, and September 10-15, as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations are approximately $4 per hour on average compared to average hourly wages in our U.S. operations of an average of more than $30 per hour. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel. The average cost of raw materials that we used to produce steel products increased 34% in real terms in 2008 compared to 2007, primarily as a result of increase in the price of scrap and certain other raw materials. The average cost of raw materials that we used to produce steel products increased 6% in real terms in 2007 compared to 2006, primarily as a result of increase in the price of scrap and certain other raw materials.

Gross Profit

     Our gross profit in 2008 increase 49% to Ps. 5,389 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 1,088 million) compared to Ps. 3,607 million in 2007. This increase in gross profit was principally due to an increase of 9% in sales volume. Our gross profit in 2007 decreased 18% to Ps. 3,607 million compared to Ps. 4,383 million (including Ps. 1,344 million relating to our Republic facilities) in 2006. As a percentage of net sales, our gross profit was 15% in 2008 and 2007. As a percentage of net sales, our gross profit was 15% in 2007 compared to 19% in 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Indirect Manufacturing, Selling, General and Administrative Expenses

     Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in 2008 increased 60% to Ps. 2,274 million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 433 million and the depreciation and amortization of the tangible and intangible assets of Ps. 277 million registered by the acquisition of Grupo San) from Ps. 1,423 million in 2007. Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in 2007 increased 5% to Ps. 1,423 million in 2007 from Ps. 1,352 million in 2006.

     The operating expenses as a percentage of net sales represented 6% in 2008, 2007 and 2006. We recorded an increase of Ps. 346 million, or 63%, in depreciation and amortization expense, which in 2008 was Ps. 895 million compared to Ps. 549 million in 2007. We recorded an increase of Ps. 99 million, or 22%, in depreciation and amortization expense, which in 2007 was Ps. 549 million compared to Ps. 450 million in 2006. We attribute the increases in 2008 to the inclusion of the depreciation and amortization of the newly acquired plants of Grupo San.

Operating Income

     Our operating income increased 43% from Ps. 2,184 million in 2007 to Ps. 3,115 million in 2008 (including Ps. 655 million of operating profit from the newly acquired plants of Grupo San which we began consolidating as of June 1, 2008). Our operating income decreased 28% from Ps. 3,031 million in 2006 to Ps. 2,184 million in 2007. Operating income represented 9%, 9% and 13% of our net sales in 2008, 2007 and 2006, respectively. In 2008 we attribute the increase in operating income due to the increase of 9% in sales volume (including the net sales generated by the newly acquired plants of Grupo San of 261,167 tons) and an increase of 34% in the average price of steel products.

Financial Income (Expense)

     We recorded financial expense of Ps. 175 million in 2008 compared to financial income of Ps. 41 million in 2007 and financial expense of Ps. 63 million in 2006. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position until 2007. We recorded an exchange loss of approximately Ps. 254 million in 2008 compared to an exchange loss of approximately Ps. 37 million in 2007 and 2006. These exchange results reflect the 25% decrease in the value of the peso versus the dollar in 2008, 0.1% decrease in the value of the peso versus the dollar in 2007 and the 1% decrease in the value of the peso versus the dollar in 2006.

     Our net interest income was Ps. 79 million in 2008 (reflecting the use of cash and debt for the acquisition of Grupo San) compared to Ps. 273 million of net interest income in 2007. Our net interest income was Ps. 273 million in 2007 compared to Ps. 47 million of net interest income in 2006. The increase in 2007 reflect larger cash balances during this year partly reflecting the capital stock increase in February 2007.

     As of January 1, 2008, and as a result of the adoption of the MFRS B-10, Effects of inflation, the Company ceased in recognizing the gain or loss from monetary position on its financial information for the year 2008. We recorded a loss from monetary position of Ps. 195 million in 2007 compared to a loss from monetary position of Ps. 73 million in 2006, reflecting the domestic inflation rate of 3.6 % for the year ended December 31, 2007 as compared to 4.0 % for the year ended December 31, 2006. We attribute the increase to the higher levels of cash and cash equivalents in 2007. The increase in financial income in 2007 reflect larger cash balances during this year partly reflecting the capital increase in February 2007.

Other Income (Expense), Net

     We recorded other expense, net, of Ps. 4 million in 2008. This amount reflected:

  expense of Ps. 24 million for employee profit sharing;

  other income of Ps. 5 million for by load maneuvers;

  other income of Ps. 3 million in the returns restated for inflation of the value added tax; and

  other income, net, related to other financial operations of Ps. 12 million.

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

Income Tax

     For the years ended December 31, 2008, 2007 and 2006 we recorded an income tax provision of Ps. 1,036 million, Ps. 621 million and Ps. 609 million, respectively. These amounts included a provision for deferred income taxes of Ps. 293 million in 2008, Ps. 509 million in 2007 and Ps. (19) million in 2006.

     Our effective income tax rates for the fiscal years ended December 31, 2008, 2007 and 2006 were 35.3%, 27.6% and 20% respectively. In 2008, income tax rate was higher than the statutory rate, mainly because the new Flat-Rate Business Tax paid during the year and an increase in the deferred tax valuation allowance. The effective income tax rate in 2006 was less than the statutory rate of 29%, mainly because we amortized all of our remaining deferred credit which is non-taxable income.

     A new income tax law was enacted in Mexico on December 1, 2004, which established an income tax rate of 30% for 2005, 29% for 2006, and 28% for 2007 and subsequent years.

     The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. Current-year FRBT is computed by applying the 17.5% rate (16.5% for 2008 and 17% for 2009) to income determined on the basis of cash flows, net of authorized credits. FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable. The deferred taxes of the exercise where determined based on the specific rules of each tax.

Net Income

     We recorded net income of Ps. 1,900 million, Ps. 1,625 million and Ps. 2,398 million in 2008, 2007 and 2006, respectively. We attribute the increase in 2008 due to an increase of 9% in sales volume (including the net sales generated by the newly acquired plants of Grupo San of 261,167 tons) and an increase of 34% in the average price of steel products. We attribute the decrease in 2007 to an increase of 6% in real terms in the average cost of raw materials used to produce steel products and the average price of steel products increased only 2% in real terms.

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

     Management believes that the critical accounting policy which requires the most significant judgments and estimates used in the preparation of the financial statements relates to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets and valuation allowance on accounts receivable. We evaluate the recoverability of deferred income tax assets, including those for net operating loss (NOL) carryforwards, considering the probability of not recovering all or a portion of the assets. The final realization of deferred income tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. In conducting this evaluation, we consider the expected reversal of deferred income tax liabilities, projected taxable profits and planning strategies. We evaluate periodically the adjusted values of our property, plant and equipment and intangible assets to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets. The class of our assets which most require complex determinations based upon assumptions and estimates relates to indefinite lived intangibles including goodwill, due to the current market enviroment.

     In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. The estimated fair value of each reporting units as of December 31, 2008 exceeded its respective carrying value; therefore the Company determined there was no impairment of goodwill as of that date. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The total premium of aggregate fair value to market capitalization was approximately 157 percent. The Company’s belief that a portion of this is due to the general economic environment was corroborated by independent valuation anaylses available to the public that suggested that the market capitalization as of December 2008 was significantly undervalued. Independent estimates of the Company’s market capitalization indicate an implied control premium of approximately 41 percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. The reconciliation includes such factors as historical and industry multiples, industry performance statistics, and recent comparable transaction pricing among others. A key assumption made is that, in general, business activity will be lower in 2009 and in 2008 and will recover somewhat in 2010. After that time the Company anticipates that their revenues will grow at 5% average per year approximately until 2013. If these estimates or their related assumptions for prices and demand change in the future, we may be required to record impairment charges for these assets not previously recorded.

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

New Accounting Pronouncements

The most important new pronouncements that came into force in 2008 are as follows:

MFRS B-2, Statements of Cash Flows

MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes the replacement of the statement of changes in financial position by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

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

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12. The company opted to prepare and present its cash flow statement under the indirect method.

MFRS B-10, Effects of Inflation

MFRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, defines the two economic environments that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years; and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

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

The realized result from holding non-monetary assets must be reclassified to Retained earnings, while the unrealized portion must be maintained as such within shareholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the Retained earnings caption. The company considered that it was impractical to separate the realized from the unrealized result for holding non-monetary asset and the Ps. 132,155 was reclassified to Retained earnings.

Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized. Therefore amounts as of December 31, 2008 do not include inflation effects, and the comparative figures as of December 31, 2007 and for the years ended December 31, 2007 and 2006, are stated in thousands of pesos as of December 31, 2007.

The effects of the adoption of this standard on the Company’s 2008 financial statements resulted in an increase of net income by Ps. 498,428 in the year caused by not recognizing the Result for Monetary assets and inflation effects in the Statement of income

MFRS B-15, Conversion of foreign currencies and MFRS Interpretation 15, Financial Reporting currency is equal to the recording, but different from the functional.

MFRS B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The requirement and implementation effect of these new MFRS are described in Note 2(d).

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

The adoption of this standard in 2008 required that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The effects of the implementation of the MFRS were not significant.

The implementation of this MFRS is prospective; therefore the financial statements of prior periods have not been edited or modified. The effects of the implementation of the MFRS were not significant.

MFRS D-4 Taxes on Profits

MFRS D-4, Taxes on Profits, is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4, are as follows: i) The concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and reincorporated into Mexican FRS D-3; iii) asset tax is required to be recognized as a tax liability and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its realization in the future; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

The implementation of this MFRS is prospective; therefore the financial statements of prior periods have not been edited or modified. The effect of the implementation of the MFRS was the reclassification of Cumulative deferred income tax of Ps. 970,513 to Retained earnings.

MFRS interpretation 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

MFRS interpretation 5, is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the additional consideration agreed at the inception of a derivative to adjust the instrument to its fair value should be amortized over the life of the hedge. This Interpretation clarifies that the additional consideration agreed at the inception of a derivative is part of the fair value of the derivative and, accordingly, it must be included as part of the fair value in which the derivative is initially recorded, which will be adjusted for changes in its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

MFRS interpretation 6, When a Hedge May Be Formally Designated

MFRS interpretation 6, is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether a derivative may be formally designated as a hedge on a date subsequent to its contract date. Mexican interpretation FRS 6 establishes that a derivative may be designated as a “hedge” at its inception date or contract date or at a subsequent date, provided that it meets the conditions established in Mexican accounting Bulletin C-10 for such designation. Also, this standard establishes that the hedge accounting treatment must not commence until such time as the entity evaluates whether the instrument qualifies as and meets the conditions for hedge accounting. When a derivative instrument is designated as a hedge on a date subsequent to its contract date, the related effects will only be recognized as of the date on which it first meets the formal conditions and qualifies for consideration as a hedge.

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

The adoption of the aforementioned interpretations 5, 6 and 7 did not have a significant impact on the Company’s results of operations and financial position.

The new accounting pronouncements that come into effect on January 1, 2009 are summarized below:

MFRS B-7, Business Acquisitions

This MFRS substitutes MFRS B-7 Business Acquisitions, and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired. In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date. MFRS B-7 is effective for future acquisitions.

MFRS B-8, Consolidated or Combined Financial Statements

This MFRS replaces MFRS B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements. The main changes of this MFRS are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for “controlling interest” instead of “majority interest,” and “non-controlling interest” instead of “minority interest.”

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

MFRS C-8, Intangible Assets

This rule substitutes MFRS C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

At the date of the financial statements, management is evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position

a) International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it debriefed that this Commission will perform the necessary regulatory adaptations on which it will be established the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

At the date of the financial statements, management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

B. Liquidity and Capital Resources

     As a result of the economic crisis in Mexico, arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of our former parent, Sidek, and our high levels of short-term indebtedness, we became unable to generate or borrow funds to refinance our debt or to support our operations and capital improvements. As of December 15, 1997, and immediately prior to the consummation of the restructuring discussed below, we had total outstanding indebtedness of approximately $322 million. Over half of our debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

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

     On December 31, 2008, our total consolidated debt was U.S. $952,000 which consisted of (i) U.S. $650,000 of a bank loan made by General Electric Capital Corporation and (ii) U.S. $302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

     On September 6, 2006, Republic entered into a subordinated demand promissory note with Industrias CH. Interest accrues at a rate of 5.23% per annum. As of December 31, 2008 and 2007, Republic had $20 and $4.2 million, respectively, outstanding under this intercompany promissory note.

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

     On May 30, 2008, we acquired 100% of the stock of Grupo San for approximately U.S. $844 million (Ps. 8,730 million). To finance the purchase price, on May 29, 2008 we accepted a loan from Banco Inbursa S.A. for U.S. $120 million (Ps. 1,325 million) at Libor + 1.45% that was due on May 29, 2009, which debt has since been repaid in full as of December 31, 2008. We also received U.S. 112.5 million (Ps. 1,169 million) of capital stock increase from Industrias CH that was formalized on July 22, 2008. We paid the remaining balance of the purchase price through our own cash reserves.

     We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. In part due to this offering, as of December 31, 2007, we had on hand cash in the amount of approximately U.S.$589 million. As of December 31, 2008, we had cash and cash equivalents of Ps. 576.7 million and we believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including our currently anticipated capital expenditures.

     Republic has a committed secured revolving line of credit from General Electric Capital Corporation (“GE Capital”) under which it can borrow up to U.S.$150 million (the “GE Facility”), which matures in May 2010. This facility is secured by all of Republic’s inventory and accounts receivable and bears interest based on one of the two following formulas, at Republic’s discretion: (1) at an indexed rate equal to the highest prime rate published by the Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 base percentage points per year and the applicable margin, or (2) LIBOR plus the applicable margin. Margins were adjusted based on the available rate for the quarter on a base established in advance. As of December 31, 2008, Republic has a balance payable to GE Capital for $ 650 thousand dollars.

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

     Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31:

Principal Cash Flows

	Years ended December 31,

	2006	2007	2008

	(millions of constant December 31, 2007 Pesos)
Funds provided by operating activities	2,384	2,352	1,845
Funds (used in) provided by financing	(417)	2,324	1,334
Funds (used in) provided by investing activities	13	(484)	(9,000)

     The amounts presented in the table above are not comparable, due to the adoption of MFRS B-2 Cash flow statement in January 1, 2008. The information for 2007 and 2006 is presented in accordance with MFRS B-12 Statement of changes in financial position.

     Our net funds provided by operations were Ps. 1,845 million in 2008, Ps. 2,352 million in 2007 and Ps. 2,384 million in 2006 and reflected the net income of the year.

     Our net funds provided by financing activities were Ps. 1,334 million (which amount includes the capital increase of Ps. 1,169 million in July 2008) in 2008 compared to Ps. 2,324 million of net funds provided by financing activities in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007). Our net funds provided by financing activities were Ps. 2,324 million in 2007 compared to Ps. 417 million of funds used in 2006 (which amount includes the prepayment of Ps. 439 million (U.S.$37.7 million) of Republic’s bank debt and a capital contribution of certain minority shareholders of Simec of Ps. 131 million).

     We attribute our net funds used in investing activities primarily to the acquisition of new facilities (Grupo San), property, plant and equipment and other non-current assets and reflects changes in long-

term inventories and proceeds from insurance claim. Our net funds used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 9,000 million in 2007, primarily due to our use of net funds to acquire Grupo San for Ps. 8,730 million, as compared to net funds used for investing activities of Ps. 484 million in 2007. Our net funds used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 484 million in 2007 compared to net resources provided by investing activities of Ps. 13 million in 2006 (which amount includes the proceeds from an insurance claim of Ps. 436 million.

     We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 6 to our audited financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

     As of December 31, 2008, we had no material commitments for capital expenditures.

C. Research and Development, Patents and Licenses

     We do not own any registered patents or copyrights which are material to our business as a whole.

D. Trend Information

     The sharp reduction in economic activity and consumer demand in general, and in the construction, appliance, and automotive industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. In the first quarter 2009 net sales decreased 33% compared to the fourth quarter 2008. Sales in tons of finished steel decreased 11% in the first quarter 2009 compared with the fourth quarter 2008. Prices of finished products sold in the first quarter 2009 decreased approximately 25% compared to the fourth quarter 2008.

     All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward—Looking Statements.” See also “Item 5A—Operating and Financial Review and Prospects—Overview of Operating Results.”

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

F. Contractual Obligations

     The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2008:

	Maturity

	Less than 1 year	1– 3 years	4 – 5 years	In excess of 5 years	Total

		(millions of pesos)
Short-term debt obligations of related parties(1)	297	-	-	-	297
Short-term debt obligations	13	-	-	-	13
Long-term contractual obligations	-	-	-	-	-
Total	310	0	0	0	310

(1)	Note payable to Industrias CH is denominated in U.S. dollars, is for an indefinite term and bears annual interest at a rate of 5.23%.

     As of December 31, 2008, Republic had U.S.$ 1.9 million included in property, plant and equipment for various equipment and computer capital leases. Republic’s capital leases required future minimum payments of U.S.$0.7 million for 2009, $0.3 million for 2010, $0.01 million for 2011 and will be repaid in full in 2011.

     Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts will expire in several different dates by 2014. During the years ended December 31, 2008 and 2007, the expenses for operating leases were Ps. 84 million and Ps.77 million, respectively. At December 31, 2008, total minimum lease payments under non-cancelable operating leases are Ps. 40.6 million in 2009, Ps. 32.5 million in 2010 and Ps. 2.7 million for the following years.

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

     The current members of our board of directors were nominated and elected to such position at the 2009 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

     In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Management – Committees.”

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

		Position Held Since
Name	Position

Luis García Limón	Chief Executive Officer	1982	*
José Flores Flores	Chief Financial Officer	2005
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

*	Represents the date as of which Mr. García Limón first held this office with our predecessor, CSG.

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

B. Compensation

     For the years ended December 31, 2008 and 2007, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 26.6 million and Ps. 24.5 million, respectively.

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

     The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on April 30, 2009, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

D. Employees

     As of December 31, 2008, we had 4,823 employees (of whom 3,030 were employed at our Mexico facilities, and 1,581 were unionized, and 1,793 were employed at the Republic facilities, of whom 1,292 were unionized) compared to 4,437 employees at December 31, 2007 (of whom 1,915 were employed at our Mexico facilities, and 1,136 were unionized, and 2,522 were employed at the Republic facilities, of whom 2,060 were unionized) compared to 4,053 employees at December 31, 2006 (of whom 1,921 were employed at our Mexican facilities, and 1,143 were unionized, and 2,132 were employed at the Republic facilities, and 1,719 were unionized).

     The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through union contracts. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current contract.

  Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Edo. de Jalisco. The contract expires on February 14, 2010.

  Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 16, 2010.

  Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metalicos, Similares y Conexos de la República Mexicana. The contract expires on January 16, 2010.

  Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalurgicos Fundidores, Mecánicos y Conexos Crom del Estado. The contract expires on March 1, 2010.

  San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM; and at the Aceros DM and Abastecedora Siderúrgica facilities: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM. The contracts expire on January 15, 2010, January 23, 2010, and January 15, 2010, respectively.

     We have had good relations with the unions in our Mexican facilities. The bargaining agreements are revised every two years, and wages are adjusted every year.

     Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

     Collective Bargaining Agreements

     Eighty-three percent of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). During the year ended December 31, 2007, the Company negotiated a new collective bargaining agreement effective from August 16, 2007 through August 15, 2012 (new labor agreement). The previous collective bargaining agreement expired on August 15, 2007 (previous labor agreement). For the Mexican operations, approximately 60% of theh employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

     Defined Contribution Plans

     Both the new and previous labor agreements provide for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. Under the previous labor agreement, the contribution amount was U.S.$3.00 for every hour worked through August 16, 2004, U.S.$ 3.50 for every hour worked through August 16, 2005, and U.S. $3.80 for every hour worked thereafter until August 16, 2007. The new labor agreement requires a contribution to the retirement healthcare plan of U.S. $3.00 for every hour worked, not to be less than U.S. $2.85 million per quarter, but not to exceed U.S. $11.4 million per year. Contributions are made to the pension plan at a rate of U.S. $1.68 per hour as defined in the new labor agreement. The new contribution rates and contribution limit were effective beginning August 16, 2007. For the years ended December 31, 2008, 2007 and 2006 the Company recorded Ps. 216 million, Ps. 176 million and Ps. 170 million, respectively, of expense related to these funding obligations.

     The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and the Company’s matching 401(k) contributions. For years ended December 31, 2008, 2007 and 2006 the Company recorded expense of Ps. 31.3 million, Ps. 26 million and Ps. 27.1 million respectively. Effective April 1, 2007, the Company amended the defined contribution retirement plan to include all employees covered by the USWA labor agreement. Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions.

Profit Sharing Plans

     The previous labor agreement included a profit sharing plan to which the Company was required to contribute 15.0% of its quarterly pre-tax income, as defined in the previous labor agreement, in excess of U.S.$ 12.5 million. This plan remained in effect until December 31, 2007 under the new labor agreement. For the years ended December 31, 2007 and 2006 the Company recorded Ps. 80 million and Ps. 93 million, respectively, related to its profit sharing funding obligation under the previous labor agreement. The new labor agreement also includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the new labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S. $50.0 million to U.S. $100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For the year ended December 31, 2008, the Company recorded Ps. 51 million related to its profit sharing funding obligation under the new labor agreement.

     In 2004, Republic Inc. adopted a profit sharing plan for salary and nonunion hourly employees excluding a select group of managers and executives. The Company is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of U.S.$12.5 million. For the years ended December, 2008, 2007 and 2006 the Company recorded expense of Ps. 26 million, Ps. 16 million and Ps. 21.5 million, respectively, under this plan.

Incentive Compensation Plans

     During 2007, Republic Inc. had a Key Employee Incentive Plan which was in effect beginning February 1, 2007. The plan was based on attaining the 2007 Business Plan earnings before income taxes, depreciation and amortization (EBITDA) and individual performance targets. The objectives were measured on an annual basis. For the year ended December 31, 2007, the Company did not record expense under this plan due to not meeting the annual measurement objectives.

     Effective January 1, 2008, Republic Inc. adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, the Company adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan. The plans were based on attaining the 2008 Business Plan (EBITDA) and other performance targets. The objectives were measured on a quarterly basis. Individuals designated as participants in these plans were excluded from the profit sharing plan. For the year ended December 31, 2008, the Company recorded Ps. 26 million of expense under these incentive plans.

     Deferred Compensation Plan

     The Company has a deferred compensation plan covering certain key employees. The plan allows for the covered employee to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. For the years ended December 31, 2008, 2007 and 2006 the Company recorded expense of Ps. 1.1 million related to the deferred compensation plan.

E. Share Ownership

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At December 31, 2008, Rufino Vigil González, the chairman of our board of directors, owned approximately 62% of Industrias CH directly or through its subsidiaries, and Eduardo Vigil González and Sergio Vigil González, each members of our board of directors, owned 0.6% and 1.3%, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     As of June 1, 2009, we had 497,709,214 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns approximately 62% of Industrias CH directly or through its subsidiaries.

     Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of June 1, 2009.

	Number of shares owned	% of shares owned
Name of Shareholder

Industrias CH	275,369,337	55%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20%
Operadora de Manufacturera de Tubos, S.A. de C.V. (2)	27,207,654	5.5%
Aceros y Laminados Sigosa, S.A. de C.V(1)	4,377,776	1%
SEYCO Estructuras S.A. de C.V. (2)	6,188,406	1%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Compañia Mexicana de Tubos, S.A. de C.V. (2)	3,841,082	1%
Controladora VG, S.A. de C.V.	1,948,101	0.5%
Nueva Pytsa Industrial, S.A. de C.V.	200,000	0%
Public Investors	76,874,364	15.5%

Total	497,709,214 (3)	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

(3)	Includes 23,087,603 shares issued to Industrias CH and its subsidiaries on July 22, 2008.

     At May 31, 2009, 481,510,378 series B common shares were held in Mexico and by approximately 409 shareholders who were record holders in Mexico.

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

     From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2006, these sales totaled Ps. 39 million, in 2007 they totaled Ps. 28 million, and in 2008 they totaled Ps. 371 million. In addition, in 2006, 2007 and 2008 we purchased Ps. 7 million, Ps. 76 million and Ps. 89 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

     We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis. In 2006 we paid Ps. 10 million to Industrias CH for its services, in 2007 we paid Ps. 12 million, and in 2008 we paid Ps. 13 million.

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

     Department of Toxic Substances Control. In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the Department of Toxic Substances Control issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay $235,000 (payable in four payments of $58,750 over the course of one year) for fines of $131,250, the department's costs of $45,000 and an environmental project of $58,750. All these payments were duly made by Pacific Steel.

     In August 2004, Pacific Steel and the Department of Toxic Substances Control entered into a corrective action consent agreement. In September 2005, the Department of Toxic Substances Control approved the Corrective Measures Plan presented by Pacific Steel. The remediation work activities began in November 2006, once the permits were available.

     Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

     We estimated, based on experience in prior years and using the same processes, a liability of between $0.8 million and $1.7 million. Due to the above, at December 31, 2002, and 2003, we created a reserve for this contingency of approximately $0.8 million and $1.7 million, respectively. At December 31, 2008, such reserve is Ps. 12.6 million ($0.9 million).

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

     Environmental Liabilities. At December 31, 2008, we had a reserve of $4 million (Ps. 54.2 million) to cover probable environmental liabilities and compliance activities. The current and non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses” and “Other Long-Term Liabilities”, respectively, in the attached consolidated balance sheets. We have no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

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

     On July 22, 2008 at a Shareholders Meeting, the Shareholders approved an increase to the capital stock in its variable portion of Ps. 134,695, represented by 27,699,442 ordinary series B shares, with a subscription price of 50.64 Pesos which included a stock premium of 45.7772612088 Pesos for each share. In this same meeting Industrias CH, two of its affiliate companies, and other related companies were authorized to subscribe and pay for 23,087,603 of these shares, and the 4,611,839 remaining shares were offered to the rest of the shareholders in accordance with their preemptive rights.

Once the subscription term expired the Board of Directors, exercising the powers delegated to it at the Shareholders Meeting of February 24, 2009, cancelled these additional shares corresponding to an amount of Ps. 22,426. The increase of capital stock paid was Ps. 112,269 plus a stock premium of Ps. 1,056,887.

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

	Mexican Stock Exchange		American Stock Exchange

	High	Low	High	Low

2004	95.99	22.40	8.75	2.10
2005	95.00	40.75	8.70	3.63
2006	80.00	22.00	21.64	3.96
2007	55.91	32.50	15.46	8.55
2008	63.60	15.50	18.48	3.21

2007
First Quarter	55.91	40.38	15.46	10.00
Second Quarter	52.00	44.00	14.40	11.31
Third Quarter	54.50	32.50	15.30	8.55
Fourth Quarter	39.90	34.40	11.02	8.89

2008
First Quarter	43.20	32.70	12.43	8.75
Second Quarter	63.60	39.97	18.48	11.00
Third Quarter	58.80	30.10	17.02	7.93
Fourth Quarter	33.15	15.50	8.90	3.21

2009
First Quarter	24.35	17.52	5.40	3.56
Second Quarter	31.95	20.20	7.50	4.20

2008
December	23.33	17.40	5.80	3.79

	Mexican Stock Exchange		American Stock Exchange

	High	Low	High	Low

2009
January	23.90	17.52	5.40	3.68
February	24.35	21.70	5.21	4.27
March	22.90	18.73	5.11	3.56
April	23.20	20.20	5.50	4.20
May	29.00	22.00	6.60	4.73
June	31.95	27.50	7.50	5.01

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

     Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us, which include, among others, altering financial statements or records. In terms of the the General Law of Commercial Companies and our Bylaws, only the shareholders’ meeting can determinate compensation for the directors. Our directors cannot individually exercise any of our borrowing powers. We do not have any retirement plan. Shareholders, or a group of shareholders, that control 10% of our shares can name a director and (in that director’s absence) an alternate director.

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

     Under Mexican law and our by-laws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the board of director’s report on our financial statements, the chief executive officer’s report on our operations during the preceding year, a report on fulfillment of our tax obligations of the last fiscal year and the audit and corporate practices committee’s report with respect to the preceeding year, the appointment of members of the board of directors and the chairman of the audit and corporate practices committee, declaration of dividends and the determination of compensation for members of the board of directors and for members of the audit and corporate practices committee. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

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

     At or prior to the time of the publication of any call for a shareholders’ meeting, we will provide copies of the publication to the depositary for distribution to the holders of ADSs. Holders of ADSs are entitled to instruct the depositary as to the exercise of voting rights pertaining to the Series B shares. See “Description of American Depository Receipts — Voting Rights.”

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

Dividends and Distributions

     At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2008, was approximately Ps. 4,143 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder. See “Dividends and Dividend Policy.”

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

     Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% for the year ended December 31, 2008. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, after corporate tax dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

     Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 28% or at the rate mentioned above, as the case may be.

     U.S. Federal Income Tax Considerations

     The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 or our 2008 taxable year.

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

     Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2008 of gains realized from the disposition.

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

     Not applicable.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 103% higher than the Mexican peso’s devaluation relative to the dollar.

     We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See note 6 to the consolidated financial statements.

Market Risk Measurement

     We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2008 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

     Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 1.3 million ($95 thousand).

     The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2008 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2009. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

     Simec is in default on the payment of U.S. $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a U.S. $68 million exchange offer. Accrued interest on the MTNs at December 31, 2008 was U.S. $387,882. The U.S. $387,882 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offer.

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

     Pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d), our assessment did not include the internal controls of the subsidiaries included in the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affitiliates, which are included in our 2008 consolidated financial statements. These subsidiaries were acquired in May 2008 and they constituted Ps. 3,707,828 (thousands) and Ps. 2,540,272 (thousands) of total and net assets, respectively, as of December 31, 2008 and Ps. 2,871,090 (thousands) and Ps. 503,070 (thousands) of revenues and net income, respectively, for the year then ended.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following weakness in our internal control over financial reporting.

     Due to our continuing growth, the current structure of our finance department became no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes, and business acquisitions processes. Our management has determined that these deficiencies constitute a material weakness. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008.

C. Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Grupo Simec, S.A.B. de C.V.

     We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

     As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, pursuant to Exchange Act Rule13a-15(d) or 15d-15(d), management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the subsidiaries included in the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, which are included in the 2008 consolidated financial statements of Grupo Simec, S.A.B. de C.V. These subsidiaries were acquired in May 2008 and they constituted Ps. 3,707,828 (thousands) and Ps. 2,540,272 (thousands) of total and net assets, respectively, as of December 31, 2008 and Ps. 2,871,090 (thousands) and Ps. 503,070 (thousands) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Grupo Simec, S.A.B. de C.V. also did not include an evaluation of the internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates.

     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has a material weakness in controls in the operation of key supervision controls of the finance department affecting the financial statement closing process, the deferred income tax process and the business acquisition process. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 financial statements and this report does not affect our report dated July 10, 2009 on those financial statements.

     In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Grupo Simec, S.A.B. de C.V. has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Humberto Valdes Mier

Guadalajara, Jalisco, México
July 10, 2009

D. Changes in Internal Control Over Financial Reporting

     Except as described in Items 15B and 15C in this annual report, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

     In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2008, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: José Flores Flores, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

     Audit Fees. We paid fees in the amount of Ps. 13.7 million and Ps. 17.4 million, respectively, in 2007 and 2008 to Mancera, S.C. Ernst & Young for the audit of our annual consolidated financial statements included in our annual report on Form 20-F.

     Tax Fees. We paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 0.08 million and Ps. 2.4 million, respectively, in 2007 and 2008 associated with tax compliance and tax consultation.

     Other Fees. We paid no fees in 2008 other than those set forth above to Mancera, S.C. Ernst & Young. In 2007 we paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 4.7 million associated with the public offering of ADS and Series B shares completed on February 8, 2007. The audit committee approved all of the services incurred in 2007 and 2008, described as “Audit Fees”, “Tax Fees” and “Other Fees”, in accordance with our policy on auditor independence.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

     Not applicable.

Item 16G. Corporate Governance

     Our following corporate governance practices differ from the NYSE AMEX standards:

     Board of Directors Composition, Nomination and Board Meetings. Pursuant to the Mexican Securities Market Law, our board of directors must be composed of a maximum of 21 members, of which at least 25% must be independent. The board of directors is elected by the shareholders at the annual meeting, for a one year term with the option to be reelected, as determined by the shareholders. One alternate director may be appointed for each director, provided that independent alternates are appointed for the independent directors. In accordance with Mexican law, our shareholders determine directors’ independence during the annual shareholders meeting, but this independence determination may be challenged by the Mexican National Banking and Securities Commission. Our board of directors meets at least quarterly and resolutions are binding if adopted by a majority of the directors present at a meeting.

     Nominating and Compensation Committees. In compliance with Mexican laws, we do not have a nominating or compensation committee. Members of our board of directors are appointed by a majority of shareholders present at our annual shareholders meeting. We do have a corporate practice committee, made up of three independent directors, that assists the board in determining executive compensation. Shareholders, at our annual shareholders meeting, or the board of directors, make the final determination about executive compensation. Shareholders’ approval must be acquired for the adoption and amendment of any equity compensation plans.

     Audit Committee and Auditors. Our audit committee is governed by: (i) our bylaws and (ii) Mexican law. Our audit committee is made up of at least three independent directors, appointed by the board of directors. Our shareholders appoint and/or remove the chairman of the audit committee at the annual shareholders meeting. In accordance with Mexican law, the audit committee must provide an opinion regarding any transaction with a related party, outside of the ordinary course of business. Such transactions must also be approved by the board of directors.

     Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review,” as defined by the general rules issued by the National Banking and Securities Commission. These general rules require accounting firms rendering external audit services, to fulfill higher independence standards, as well as issuing and following quality control internal policies and manuals in accordance with the rules issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, A.C.).

     Quorum Requirements and Shareholders’ Approval. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our bylaws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more that 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting.

     Code of Conduct and Ethics. In compliance with Mexican law, we do not have a code conduct and ethics for our directors or executive officers. However, our directors’ and executive officers’ conduct is subject to the applicable provisions of the Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission.

PART III.

Item 17. Financial Statements

     We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements

     Reference is made to the consolidated financial statements included herein.

Item 19. Exhibits

     Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

10.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

10.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.*

12.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón
Chief Executive Officer

By: /s/ José Flores Flores

José Flores Flores
Chief Financial Officer

Dated: July 20, 2009

INDEX TO FINANCIAL STATEMENTS

(Mexican Pesos)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, the related consolidated statement of cash flows for the year ended December 31, 2008, and the related consolidated statement of changes in financial position for each of the two years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, acquired by the Company on May 31, 2008, which statements reflect total combined assets of Ps. 3,707,828 (thousand), as of December 31, 2008, and total combined revenues of Ps. 2,871,090 (thousand), for the seven month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for the year ended December 31, 2008, and the consolidated results of their operations and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 19 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008, the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, MFRS D-3 Employee Benefits, and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2009, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C. A Member Practice of Ernst & Young Global

C.P.C. Humberto Valdes Mier

Guadalajara, Jalisco, México
July 10, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Corporación Aceros D.M., S.A. de C.V. and Affiliates

We have audited the accompanying Combined Balance Sheet of Corporación Aceros D.M., S.A. de C.V. and Affiliates as of December 31, 2008, and the related Combined Income Statements, Statement of Changes in Stockholder’s Equity and Cash Flow Statement, for the seven month period from June 1, 2008 to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examination, on a test basis, of the evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the combined financial position of Corporación Aceros D.M., S.A. de C.V., and affiliates, as of December 31, 2008, and the related Combined Statements of Income, Changes in Stockholder’s Equity and Cash Flows for the seven month period from June 1, to December 31, 2008, in conformity with Mexican Financial Reporting Standards. Mexican Financial Reporting Standards differ in certain respects from U.S. generally accepted accounting principles; one important difference relates to push-down accounting.

Moore Stephens Marcelo de los Santos y Cía., S.C.

Marcelo de los Santos Anaya, C.P.A. Professional Identity Card 1649173 AGAFF Register 10374

San Luis Potosí, S.L.P., México July 10, 2009

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(In thousands of Mexican pesos)

		2008		2007

Assets
Current assets:
Cash and cash equivalents	Ps.	576,741	Ps.	6,396,155

Accounts receivable
Trade		3,091,253		2,578,444
Related parties (note 4)		54,085		3,572
Recoverable taxes		360,422		517,645
Other receivables		90,311		52,785

		3,596,071		3,152,446
Less: allowance for doubtful accounts (note 2e)		235,781		97,255

Total accounts receivable, net		3,360,290		3,055,191

Inventories, net (note 5)		8,849,906		4,930,404
Prepaid expenses		258,492		72,005

Total current assets		13,045,429		14,453,755

Non-current inventories (note 2i)		122,223		97,459
Property, plant and equipment, net (note 7)		10,291,145		7,900,638
Intangible assets (note 8)		7,089,953		172,831
Other assets and deferred charges, net (note 9)		265,267		216,574

Total assets	Ps.	30,814,017	Ps.	22,841,257

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	Ps.	12,855	Ps.	3,282
Accounts payable		3,399,772		2,104,235
Related parties (note 4)		365,088		103,879
Derivative financial instruments (note 6)		376,206		-
Income tax payable		298,251		76,583
Accrued expenses		504,351		328,174
Other liabilities		298,622		243,971

Total current liabilities		5,255,145		2,860,124

Seniority premiums and termination benefits (note 11)		34,095		18,422
Deferred income tax (note 15)		4,172,251		2,672,480
Other long-term liabilities		47,029		38,197

Total long-term liabilities		4,253,375		2,729,099

Total liabilities		9,508,520		5,589,223

Stockholders’ equity (note 14):
Capital stock		4,142,696		4,030,427
Additional paid-in capital		4,208,204		3,151,317
Retained earnings		9,507,958		8,550,179
Cumulative deferred income tax		-		(970,513)
Translation effect in foreign subsidiaries, net		595,165		(31,710)
Surplus on restatement of stockholders’ equity		-		132,155
Fair value of derivative financial instruments (note 6)		(270,868)		-

Total majority stockholders’ equity		18,183,155		14,861,855
Minority interest		3,122,342		2,390,179

Total stockholders’ equity		21,305,497		17,252,034

Total liabilities and stockholders’ equity	Ps.	30,814,017	Ps.	22,841,257

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2007 and 2006

(In thousands of Mexican pesos, except share and earnings per share figures)

		2008		2007		2006

Net sales	Ps.	35,185,220	Ps.	24,106,094	Ps.	23,515,297
Direct cost of sales		29,796,163		20,498,918		19,131,879

Marginal profit		5,389,057		3,607,176		4,383,418

Indirect overhead, selling, general and
administrative expenses		2,273,828		1,423,159		1,351,682

Operating income		3,115,229		2,184,017		3,031,736

Other (expenses) income, net:		(3,916)		21,329		39,205
Comprehensive financing cost:
Interest income, net		78,522		273,313		46,932
Foreign exchange (loss) gain, net		(253,183)		(37,879)		(37,424)
Monetary position loss		-		(194,931)		(72,952)

Comprehensive financial result, net		(174,661)		40,503		(63,444)

Income before income tax		2,936,652		2,245,849		3,007,497

Income tax (note 15):
Current		743,255		111,522		627,612
Deferred		293,048		509,152		(18,891)

Total income tax		1,036,303		620,674		608,721

Net consolidated income	Ps.	1,900,349	Ps.	1,625,175	Ps.	2,398,776

Allocation of net income
Minority interest		104,212		96,118		220,082
Majority interest		1,796,137		1,529,057		2,178,694

	Ps.	1,900,349	Ps.	1,625,175	Ps.	2,398,776

Majority earnings per share:
Weighted average shares outstanding		484,903,795		468,228,497		420,339,873

Majority earnings per share (pesos)	Ps.	3.70	Ps.	3.27	Ps.	5.18

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2008, 2007 and 2006

(In thousands of Mexican pesos)

		Capital stock		Additional paid-in capital		Retained earnings		Cumulative deferred income tax		Deficit / Surplus on restatement of stockholders’ equity		Translation effect in foreign subsidiaries		Fair value of derivative financial instruments		Total majority interest		Minority interest		Total stockholders' equity		Compre- hensive income

Balance at December 31, 2005	Ps.	3,724,756	Ps.	905,361	Ps.	4,842,428	Ps.	(970,513)	Ps.	(181,878)	Ps.	16,106	Ps.	43,235	Ps.	8,379,495	Ps.	1,936,770	Ps.	10,316,265

Increase in capital stock (note 14)		38,656		92,245		-		-		-		-		-		130,901		-		130,901

Investment in PAV Republic – ICH		-		-		-		-		-		-		-		-		145,188		145,188

Comprehensive income:
Net income for the year		-		-		2,178,694		-		-		-		-		2,178,694		220,082		2,398,776		2,398,776
Translation effect in foreign subsidiaries		-		-		-		-		-		(41,645)		-		(41,645)		(41,280)		(82,925)		(82,925)
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		(47,792)		(47,792)		-		(47,792)		(47,792)
Result of holding non- monetary assets, net of deferred taxes		-		-		-		-		108,219		-		-		108,219		(8,299)		99,920		99,920

																			.		Ps	2,367,979

Balance at December 31, 2006		3,763,412		997,606		7,021,122		(970,513)		(73,659)		(25,539)		(4,557)		10,707,872		2,252,461		12,960,333

Increase in capital stock (note 14)		267,015		2,153,711		-		-		-		-		-		2,420,726		38,436		2,459,162

Comprehensive income:
Net income for the year		-		-		1,529,057		-		-		-		-		1,529,057		96,118		1,625,175		1,625,175
Translation effect in foreign subsidiaries		-		-		-		-		-		(6,171)		-		(6,171)		(6,055)		(12,226)		(12,226)
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		4,557		4,557		-		4,557		4,557
Result of holding non- monetary assets, net of deferred taxes		-		-		-		-		205,814		-		-		205,814		9,219		215,033		215,033

																			.		Ps	1,832,539

Balance at December 31, 2007		4,030,427		3,151,317		8,550,179		(970,513)		132,155		(31,710)		-		14,861,855		2,390,179		17,252,034

Increase in capital stock (note 14)		112,269		1,056,887		-		-		-		-		-		1,169,156		-		1,169,156

Investment in PAV Republic – ICH		-		-		-		-		-		-		-		-		9,794		9,794

Comprehensive income:
Net income for the year		-		-		1,796,137		-		-		-		-		1,796,137		104,212		1,900,349		1,900,349
Translation effect in foreign subsidiaries		-		-		-		-		-		626,875		-		626,875		618,157		1,245,032		1,245,032
Effect of market value of swaps net of deferred taxes		-		-		-		-		-		-		(270,868)		(270,868)		-		(270,868)		(270,868)

Effect of the adoption of the new MFRS B-10		-		-		132,155		-		(132,155)		-		-		-		-		-
Effect of the adoption of the new MFRS D-4		-		-		(970,513)		970,513		-		-		-		-		-		-

																					Ps.	2,874,513

Balances at December 31, 2008	Ps.	4,142,696	Ps.	4,208,204	Ps.	9,507,958	Ps.	-	Ps.	-	Ps.	595,165	Ps.	(270,868)	Ps.	18,183,155	Ps	3,122,342	Ps.	21,305,497

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flow

Year ended December 31, 2008

(In thousands of Mexican pesos)

		2008

Operating activities:
Income before income tax	Ps.	2,936,652

Depreciation and amortization		895,306
Seniority premiums and termination benefits		27,016
Interest income		(135,810)
Accrued interest		57,288

		3,780,452

Decrease in trade receivable, net		367,250
Increase in related parties receivables		(49,644)
Increase in inventories, net		(2,030,274)
Increase in other accounts receivable and prepaid expenses		(202,276)
Increase in other accounts payable and accrued expenses		93,916
Increase in accounts payable		541,938
Increase in related parties payable		17,840
Income tax paid		(695,852)

Resources provided by operating activities		1,823,350

Investing activities:
Investing in shares of Corporación San		(8,450,796)
Acquisition of property, plant and equipment		(479,804)
Increase in other noncurrent assets		(210,035)
Interest income collected		135,810
Proceeds from sale of machinery and equipment		4,769

Resources used in investing activities		(9,000,056)

Financing activities:
Financial debt		1,334,129
Financial debt repayment		(1,325,329)
Related parties payable (financing)		232,943
Related parties payable repayment		(36,138)
Increase in capital stock		112,269
Additional paid-in capital		1,056,887
Interest paid		(40,607)

Resources (used in ) provided by financing activities		1,334,154

Net decrease in cash and cash equivalents		(5,842,552)
Translation differences in cash and cash equivalents		1,238
Exchange rate effect on cash and cash equivalents		21,900
Cash and cash equivalents at beginning of year		6,396,155

Cash and cash equivalents at end of year	Ps.	576,741

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2007 and 2006

(In thousands of Mexican pesos)

		2007		2006

Operating activities:
Net income	Ps.	1,625,175	Ps.	2,398,776
Add (deduct) items not requiring the use of resources

Depreciation and amortization		549,256		449,742
Deferred income tax		509,152		(18,891)
Seniority premiums and termination benefits		4,575		5,461

		2,688,158		2,835,088

Net changes in operating assets and liabilities:
Trade receivable, net		(237,795)		205,508
Other accounts receivable and prepaid expenses		(271,374)		232,258
Inventories, net		123,835		(1,219,702)
Derivative financial instruments		-		-
Related parties receivables		(3,434)		2,494
Accounts payable, other accounts payable and accrued expenses		84,494		378,191
Other long-term liabilities		(31,928)		(49,944)

Resources provided by operating activities		2,351,956		2,383,893

Financing activities:
Increase in capital stock		2,420,726		130,901
Related parties payable (financing)		(134,676)		(254,538)
Increase of investment in subsidiaries by Industrias CH		38,436		145,188
Short-term loans (repaid)		(124)		(19,131)
Financial debt repayment		-		(419,510)

Resources (used in) provided by financing activities		2,324,362		(417,090)

Investing activities:
Increase in long-term inventories		(8,292)		(6,836)
Acquisition of property, plant and equipment		(485,668)		(417,219)
Proceeds from insurance claim, net		-		436,900
Increase in other noncurrent assets		9,779		-

Resources provided by (used in) investing activities		(484,181)		12,845

Net increase (decrease) in cash and cash equivalents		4,192,137		1,979,648

Cash and cash equivalents:
At beginning of year		2,204,018		224,370

At end of year	Ps.	6,396,155	Ps.	2,204,018

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(In thousands of Mexican pesos, except that other currency is indicated)

1. Operations and significant accounting policies

The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH).

The issuance of the financial statements and accompanying notes were authorized on July 10, 2009 by Luís García Limón and José Flores Flores, Chief Executive Officer and Chief Financial Officer, respectively, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

Significant Transactions

On February 21, 2008, the Company entered into a purchase agreement to acquire 100% of the shares of Corporación Aceros DM, S. A. de C. V. and certain affiliated companies (Grupo San). On May 30, 2008 the acquisition was consummated. Grupo San is a large steel producer and one of the most important producers of corrugated rebar of the Mexican United States. The facilities of Grupo San are located in San Luis Potosí, Mexico. Starting June 1, 2008, the consolidated financial statements of the Company include the operations of Grupo San (see note 16).

On December 26, 2008 the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary of Grupo TMM, S. A. de C. V., to turn this company in to the operating subsidiary of the manufacturing steel plants located in Mexico (see note 16). On January 6, 2009 this company was renamed to Simec International 2, S. A. de C. V.

On July 29, 2008, the Company acquired 100% of the shares of Aroproc, S. A. de C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Doméstico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to turn them into the distribution subsidiaries of the manufacturing plants located in Mexico (see note 16). On July 30 2008, these companies were renamed to Promotora de Aceros San Luis, S. A. de C. V., Comercializadora Aceros DM, S.A. de C.V., Comercializadora Msan, S.A. de C.V. and Productos Siderúrgicos de Tlaxcala, S.A. de C.V. respectively.

On July 22, 2008 at a Shareholders Meeting they approved an increase to the capital stock in its variable portion of Ps. 134,695, represented by 27,699,442 ordinary shares corresponding to “B” series, with a subscription price of 50.64 Pesos which included a stock premium of 45.7772612088 Pesos for each share. In this same meeting Industrias CH, two of its affiliates companies and other related companies were authorized to subscribe and pay 23,087,603 shares and the 4,611, 839 remaining shares were offered to the rest of the shareholders in accordance with their preemptive rights. Once the subscription term expired the Board of Directors in exercise of its powers delegated by the Shareholders Meeting on February 24, 2009, cancelled these additional shares corresponding to an amount of Ps. 22,426. The increase of capital stock paid was Ps. 112,269 plus a stock premium of Ps. 1,056,887.

On November 24, 2007, the Company acquired 99.95% of the shares of TMM America, S. A. de C. V., TMM Continental, S. A. de C. V. y Multimodal Doméstica, S. A. de C. V., subsidiaries of Grupo TMM, S. A. de C.V., to turn them into three distribution subsidiaries for the manufacturing plants in Mexico (Note 16). In February 2008, these companies were renamed to CSG Comercial, S. A. de C. V., Comercializadora de Productos de Acero de Tlaxcala, S. A. de C. V., and Siderúrgica de Baja California, S. A. de C. V., respectively.

On October 9, 2006, the Company’s total share ownership in Administradora de Cartera de Occidente, S. A. de C. V. (ACOSA), was sold since the business purpose of the latter did not relate to the Company’s business purpose. ACOSA is engaged in the recovery of non-performing loans formerly acquired pursuant to a public bidding process conducted by the “Instituto de Protección al Ahorro Bancario” in Mexico.

2. Summary of significant accounting policies -

Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (hereinafter referred as “MFRS” or “Mexican Accounting Bulletin”), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)).

a)	Basis of consolidation

The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company’s subsidiaries and its equity percentage are as follows:

	Percentage of equity owned
	2008	2007

Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Tenedora CSG, S.A. de C.V. (mergered with Grupo Simec in 2008)	100%	100%
Arrendadora Norte de Matamoros S.A. de C.V. (effective 2007)	100%	100%
Arrendadora Simec, S.A. de C.V.	100%	100%
Simec International, S.A. de C.V.	100%	100%
Controladora Simec, S.A. de C.V. (mergered with Grupo Simec in 2008)	100%	100%
SimRep y Subsidiarias	50.22%	50.22%
Undershaft Investments, N.V.	100%	100%
Pacific Steel, Inc.	100%	100%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%	100%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100%	100%
Sistemas de Transporte de Baja California, S.A. de C.V.	100%	100%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	100%
Operadora de Metales, S.A. de C.V.	100%	100%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100%	100%
Comercializadora, Simec S.A. de C.V.	100%	100%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	99.95%

Siderúrgica de Baja California, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100%	100%
Corporación Aceros DM, S.A. de C.V. y Subsidiarias (effective 2008)	100%	-
Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (effective 2008)	100%	-
Comercializadora MSAN, S.A. de C.V. (effective 2008)	100%	-
Comercializadora Aceros DM, S.A. de C.V. (effective 2008)	100%	-
Promotora de Aceros San Luis, S.A. de C.V. (effective 2008)	100%	-
Northarc Express, S.A. de C.V (effective 2008)	99.95%	-

b)	Revenue recognition

Revenues from the sale of products are recognized at the time products are shipped and the related risks and benefits of merchandise are transferred to the customer.

The Company recognizes sales returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the statement of income.

c)	Recognition of the effects of inflation on the financial information

Beginning January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard (MFRS) NIF B-10, Effects of inflation, the Company concluded that during 2008 the economic environment was non-inflationary and ceased recognition of inflation because annual inflation in Mexico published by the Mexican Central Bank (Banco de Mexico) during 2005, 2006 and 2007 was 3.3%, 4.1% and 3.8%, respectively, and the cumulatively inflation for those years was 11.6%. However, the financial information for the year ended on December 31, 2007 and 2006, it is presented in Mexican pesos with purchasing power as of December 31, 2007, last date on which the Company recognized the effects of inflation in the financial information.

The Company considered that it was impractical to identify the realized and unrealized part of the deficit by holding non-monetary assets included in the Deficit on restatement of stockholders’ equity at January 1, 2008 and this was reclassified to Retained earnings.

d)	Foreign currency translation

Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

The adoption of this new standard did not result in a significant change in the financial statements of the Company.

e)	Use of estimates

The preparation of consolidated financial statements requires management to make reasonable estimates that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reported that arise during the year. Actual results could differ from these estimates.

The Company has made accounting estimates with respect to the valuations for accounts receivable, inventories, long-term assets, valuation of derivatives, assets and deferred tax liabilities and environmental obligations.

The Company maintains a doubtful accounts reserve to account for uncollectible receivables. The reserve is determined based on several factors including the adjustments to prices, length of overdue accounts and the experience of the Company. The following table shows the movement of the estimate of doubtful accounts receivable for the years ended December 31, 2008 and 2007:

		2008		2007

Opening balance	Ps.	97,255	Ps.	61,745
Provision of the year		142,238		49,405
Write-off of uncollectible accounts		(27,077)		(11,561)
Inflation and exchange rate effect of previous year		23,365		(2,334)

Final balance	Ps.	235,781	Ps.	97,255

f)	Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days, and are presented at acquisition cost plus accrued interest, which is similar to the market value of these investments.

g)	Derivative financial instruments

During 2008, 2007 and 2006 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2008, 2007 and 2006 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income.

h)	Concentration risk

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings, which are located in different geographical regions. We use derivative instruments as referred to in paragraph (g) and these contracts contain the risk that the counterparty does not fully comply with its obligations, which could result in a material loss. Products mainly for the construction and automotive industries are sold in the domestic market and the Company has a large base, which is geographically diverse, consequently, there is no significant concentration in a specific customer or market. In the case of the U.S. market, our products are used primarily in automotive and industrial equipment and our sales are concentrated; for the years ended December 31, 2008 and 2007, the five largest customers accounted for 34% and 30.1%, respectively, of total sales for that market. In 2008, 2007 and 2006, United Steel Corporation, Inc. accounted for approximately 20%, (and 13% of our consolidated sales) 10% and 10.1% of total sales in the U.S. market, respectively. Direct sales of products to automotive assemblers and manufacturers accounted for approximately 18%, 22% and 29% of our consolidated net sales in 2008, 2007 and 2006, respectively.

During the year ended December 31, 2008, Republic purchased metallurgical coke from eleven suppliers, of which two vendors supplied approximately 70.0% of the Company’s metallurgical coke requirements. Also during 2008, Republic purchased iron ore pellets from four suppliers, of which two vendors supplied approximately 95.0% of the Company’s iron ore pellet requirements. In 2007 Republic purchased metallurgical coke from fifteen suppliers, of which three suppliers provided approximately 62% of the Company’s metallurgical coke requirements. Also, in 2007 Republic purchased iron ore pellets from four suppliers, of which two suppliers provided approximately 98% of the Company’s iron ore pellet requirements. The Company believes that the availability of raw materials is adequate for its needs, and, in general, it is not dependent on any single source of supply.

i)	Inventories, cost of sales, estimate for slow moving inventory and obsolescence

Beginning January 1, 2008, the Company ceased to recognize the inflation effects in inventories. Inventories are recorded at average cost under the direct costing systems. The inventories for the year ended on December 31, 2007 are expressed at the lower of replacement cost or net realizable market value under the direct costing system. The amount of inventories does not exceed its market value price.

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

The reserve for slow-moving, obsolete and damaged inventory is determined by considering the reprocessing cost of the materials with a turnover above one year.

j)	Property, plant and equipment

Property, plant and equipment were recorded at historic cost and were updated by factors derived from the NCPI until December 31, 2007, except machinery and equipment of foreign origin which was updated using the inflation rates in the country of origin and changes in exchange rates in relation to Mexican peso until December 31, 2007.

Beginning January 1, 2008, the Company ceased to recognize the effects of inflation in property, plant and equipment according with the MFRS B-10.

The comprehensive financing cost which includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position result of assets under construction or installation is capitalized as part of the value of such assets and until December 31, 2007, was restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets. The amount of the comprehensive financing cost to be capitalized results from the average capitalization rate of financing of the average of investments in qualified assets during the period of their acquisition.

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

The estimated useful lives of the Company’s main assets are the following:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

Maintenance and minor repairs are expensed as incurred.

k)	Leases

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

l)	Intangible assets

Intangibles assets are recorded initially at acquisition cost, and until December 31, 2007 adjusted for inflation applying the NCPI factors. Intangible assets are amortized based on their estimated useful lives through the straight-line method. Intangibles of indefinite life are not amortized and are tested for impairment every year end.

At December 31, 2008, 2007 and 2006 no impairment losses were recognized on intangible assets shown in the balance sheet.

m)	Environmental costs

The Company established a liability for an amount considered appropriate to cover costs of environmental remediation that are probable of being incurred in the future. The amount was determined based on information currently available, current technology, applicable environmental laws and regulations, and also the effects of inflation and other social and economic factors that could have an effect, in accordance with accounting Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments.”

n)	Accruals and contingencies

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

o)	Seniority premiums and termination payments

The annual cost of accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2008, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

The costs due to seniority premiums and termination payments are periodically recognized based on actuarial computations of the present value of such obligations, using the projected unit-credit method in conformity with MFRS D-3.

Beginning January 1, 2008, we adopted the MFRS D-3, Employee Benefits, which replaced the Bulletin D-3, Labor Obligations. As a result of the adoption of the MFRS D-3, the transition liabilities from labor obligations are being amortized over a period of five years, while as of December 31, 2007 the transitional liabilities were amortized in a straight line over the remaining work life of our covered employees. The adoption of this new standard did not represent a significant change in the financial statements of the Company.

p)	Employees profit sharing (EPS)

The expenses from EPS caused, are presented as an ordinary expense, rather than forming part of the comprehensive tax of the year in the income statement.

Beginning January 1, 2008, upon the adoption of the MFRS D-3, Employee Benefits, we recognized the effects of deferred EPS, which is determined under the assets and liabilities method. Under this method, we compute deferred EPS on all temporary differences between book and tax values of our assets and liabilities at a rate of 10%. To assess recoverable amount of deferred assets of EPS, management determines which portion of the asset is more likely than not to be recover and when considered appropriate an allowance is included to account for unrecoverable amounts.

Until December 31, 2007, the deferred EPS was computed only if there were no indications that the liabilities or benefits that they originated could not be materialized in the future.

The effects of the implementation of the MFRS were not significant.

q)	Comprehensive income

As established in accounting Bulletin B-4, comprehensive income consists of the net income or loss for the year, plus the effects of the translation of foreign entities, the changes in the fair value of derivative financial instruments and the result from holding non-monetary assets in the year, applied directly in stockholders‘ equity, as well as the effect of minority interest.

r)	Income taxes

Income tax is presented as a short-term liability net of advances made during the year.

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

Beginning January 1, 2008, MFRS D-4, Income Tax replaced Bulletin D-4 Accounting for income tax, asset tax and employee profit sharing. The main change under this new MFRS was the reclassification of the cumulative deferred income tax included in stockholders’ equity to retained earnings.

The Company applied on a supplementary basis to MFRS, US EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchases Transactions that are not Accounted for as Business Combinations” for the acquisition of companies with NOLs. As a result of this application the Company recognized a deferred credit of Ps. 420,046 that is obtained from the difference between the amount paid and the deferred tax asset recognized from the purchase of future tax benefits. The deferred credit is amortized to result of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit.

s)	Presentation of income statement

Costs and expenses in the Company’s statement of income are presented by function, since such classification allows proper evaluation of marginal profit and operating income.

The presentation of operating income is not required by MFRS B-3, Statement of operations, however it is presented as it is considered to be an important indicator in evaluating our results.

t)	Earnings per share

Majority earnings per share have been computed by dividing the net consolidated income by the weighted average number of shares outstanding of each period, in conformity with accounting Bulletin B-14, “Earnings per Share.”

u)	Segments

Segment information is presented in accordance with the information used by management for decision making purposes. The Company segments its information by region, due to the operational and organizational structure of its business, in accordance with accounting Bulletin B- 5, “Financial Information-Segments” (see Note 17).

v)	New accounting pronouncements

The most important new pronouncements that came into force in 2008 are as follows:

MFRS B-2, Statements of Cash Flows

MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes the replacement of the statement of changes in financial position by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

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

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12. The company opted to prepare and present its cash flow statement under the indirect method.

MFRS B-10, Effects of Inflation

MFRS B-10, Effects of Inflation, which is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, defines the two economic environments that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26%; accumulated in the preceding three fiscal years; and ii) non-inflationary, when accumulated inflation for the preceding three fiscal years is less than the aforementioned accumulated 26%. Based on these definitions, the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment.

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

The realized result from holding non-monetary assets must be reclassified to Retained earnings, while the unrealized portion must be maintained as such within shareholders’ equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical to separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the Retained earnings caption. The company considered that it was impractical to separate the realized from the unrealized result for holding non-monetary asset and the Ps. 132,155 was reclassified to Retained earnings.

Interpretation 9 of MFRS establishes that comparative financial statements for years prior to 2008 must be expressed in Mexican pesos with purchasing power at December 31, 2007, which was the last date on which the effects of inflation were recognized. Therefore amounts as of December 31, 2008 do not include inflation effects, and the comparative figures as of December 31, 2007 and for the years ended December 31, 2007 and 2006, are stated in thousands of pesos as of December 31, 2007.

The effects of the adoption of this standard on the Company’s 2008 financial statements resulted in an increase of net income by Ps. 498,428 in the year caused by not recognizing the Result for Monetary assets and inflation effects in the Statement of income

MFRS B-15, Conversion of foreign currencies and MFRS Interpretation 15, Financial Reporting currency is equal to the recording, but different from the functional.

MFRS B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The requirement and implementation effect of these new MFRS are described in Note 2(d).

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

The adoption of this standard in 2008 required that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items be carried to results of operations in a period not exceeding five years. The effects of the implementation of the MFRS were not significant.

The implementation of this MFRS is prospective; therefore the financial statements of prior periods have not been edited or modified. The effects of the implementation of the MFRS were not significant.

MFRS D-4 Taxes on Profits

MFRS D-4, Taxes on Profits, is applicable for years beginning on or after January 1, 2008 and replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4, are as follows: i) The concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and reincorporated into Mexican FRS D-3; iii) asset tax is required to be recognized as a tax liability and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its realization in the future; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders’ equity not yet taken to income.

The implementation of this MFRS is prospective; therefore the financial statements of prior periods have not been edited or modified. The effect of the implementation of the MFRS was the reclassification of Cumulative deferred income tax of Ps. 970,513 to Retained earnings.

MFRS interpretation 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

MFRS interpretation 5, is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether or not the additional consideration agreed at the inception of a derivative to adjust the instrument to its fair value should be amortized over the life of the hedge. This Interpretation clarifies that the additional consideration agreed at the inception of a derivative is part of the fair value of the derivative and, accordingly, it must be included as part of the fair value in which the derivative is initially recorded, which will be adjusted for changes in its fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

MFRS interpretation 6, When a Hedge May Be Formally Designated

MFRS interpretation 6, is effective for years beginning on or after January 1, 2008. This Interpretation is intended to clarify whether a derivative may be formally designated as a hedge on a date subsequent to its contract date. Mexican interpretation FRS 6 establishes that a derivative may be designated as a “hedge” at its inception date or contract date or at a subsequent date, provided that it meets the conditions established in Mexican accounting Bulletin C-10 for such designation. Also, this standard establishes that the hedge accounting treatment must not commence until such time as the entity evaluates whether the instrument qualifies as and meets the conditions for hedge accounting. When a derivative instrument is designated as a hedge on a date subsequent to its contract date, the related effects will only be recognized as of the date on which it first meets the formal conditions and qualifies for consideration as a hedge.

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

The adoption of the aforementioned interpretations 5, 6 and 7 did not have a significant impact on the Company’s results of operations and financial position.

The new accounting pronouncements that come into effect on January 1, 2009 are summarized below:

MFRS B-7, Business Acquisitions

This MFRS substitutes MFRS B-7 Business Acquisitions, and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired. In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date. MFRS B-7 is effective for future acquisitions.

MFRS B-8, Consolidated or Combined Financial Statements

This MFRS replaces MFRS B-8 Consolidated Financial Statements and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements. The main changes of this MFRS are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for “controlling interest” instead of “majority interest,” and “non-controlling interest” instead of “minority interest.”

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a Specific-Purpose Entity, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

MFRS C-8, Intangible Assets

This rule substitutes MFRS C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

At the date of the financial statements, management is evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position

	w)	International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it debriefed that this Commission will perform the necessary regulatory adaptations on which it will be established the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

At the date of the financial statements, management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

3.	Foreign Currency Position -

At December 31, 2008 and 2007, foreign currency denominated assets and liabilities were as follows:

		(Figures in thousands of dollars)

		2008		2007

Cash and cash equivalent	US$	13,293	US$	574,156
Accounts receivable		147,090		181,847
Other accounts receivable and prepaid expenses		9,247		2,112

Total	US$	169,630	US$	758,115

Current liabilities:
Suppliers	US$	(238,092)	US$	(169,604)
Related parties		(20,200)		(4,200)
Other accounts payable and accrued expenses		(40,214)		(46,510)

		(298,506)		(220,314)
Long term liabilities		(3,472)		(3,329)

Total liabilities		(301,978)		(223,643)

Net assets (liabilities)	US$	(132,348)	US$	534,472

The exchange rates used to translate U.S. currency amounts were Ps. 13.5383, Ps. 10.8662 and Ps. 10.8810 per U.S. dollar as of December 31, 2008, 2007 and 2006 respectively. As of July 10, 2009, issue date of the financial statements, the exchange rate is Ps.13.5758 per dollar.

At December 31, 2008 and 2007, the Company had the following position of non-monetary assets of foreign origin, or whose net cost of replacement can be determined only in dollars.

		(Amounts in thousands)

		2008		2007

Machinery and equipment	US$	421,231	US$	417,321
Inventories		536,918		379,333

	US$	958,149	US$	796,654

A summary of transactions carried out for the years ended December 31, 2008, 2007 and 2006, in U.S. dollars, excluding imports of machinery and equipment and excluding transactions of foreign subsidiaries is as follows:

	(Figures in thousands of dollars)

		2008		2007		2006

Sales	US$	192,618	US$	119,539	US$	66,578
Purchases (raw material)		(42,184)		(39,382)		(75,884)
Other expenses (spare parts)		(4,590)		(9,162)		(8,016)
Paid interest		(1,307)		(172)		(963)

The exchange rate of the peso to the U.S. dollar used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has two foreign subsidiaries, whose combined assets and liabilities are summarized below:

		Thousands of U.S. dollars

		2008		2007

Monetary current assets	US$	116,857	US$	135,481
Inventories and anticipated expenses		504,315		463,379
Short term liabilities		(265,332)		(196,645)

Working capital		355,840		402,215

Buildings, machinery and equipment		171,328		156,740
Other assets and deferred charges		14,525		15,799
Long term liabilities		(56,643)		(44,982)

Stockholder’s equity	US$	485,050	US$	529,772

4.	Balances and transactions with related parties

Balances due to/from related parties at December 31, 2008 and 2007 were as follows:

Accounts receivable:		2008		2007

Aceros y Laminados SIGOSA, S.A. de C.V. (1)	Ps.	39,447	Ps.	3,440
Operadora ICH, S.A. de C.V. (1)		14,177		-
Others		461		132

Total (1)	Ps.	54,085	Ps.	3,572

Payables

Industrias CH, S.A de C.V. (2)	Ps.	296,755	Ps.	54,100
Pytsa Industrial de México, S.A. de C.V. (1)		67,692		-
Compañía Siderúrgica del Golfo, S.A. de C.V. (1)		-		37,558
Operadora ICH, S.A. de C.V. (1)		-		12,125
Others (1)		641		96

Total	Ps.	365,088	Ps.	103,879

(1) Affiliate company

(2) Holding company

As of December 31, 2008 Ps. 273.6 million of the amount payable to Industrias CH is a note payable denominated in dollars at an indefinite term and bear interest at 5.23% per year. At December 31, 2007, Ps. 45.6 million of the account payable to Industrias CH is a note payable denominated in dollars, at an indefinite term and bear interest at 5.23% per year.

The benefits granted to key senior personnel or relevant directors of the Company as of December 31, 2008, 2007 and 2006 were Ps. 26.6 million, Ps. 24.5 million and Ps. 21.8 million, respectively.

During the years ended December 31, 2008, 2007 and 2006, the following transactions with related parties were carried out:

		Years ended as of December 31st of

		2008		2007		2006

Sales	Ps.	371,163	Ps.	28,351	Ps.	39,206
Purchases		88,993		76,015		6,955
Paid interest		2,611		7,261		3,052
Administrative services expenditures		13,346		11,896		10,253

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In addition we purchased steel products from Industrias CH and its affiliates. We also have a service agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis.

5.	Inventories

Inventories are comprised of the following:

		Year ended December 31
		2008		2007

Finished goods	Ps.	4,329,727	Ps.	2,654,196
Raw materials and supplies		3,627,135		1,524,764
Materials, spare parts and rollers		424,872		85,873
Billet		276,078		294,759
Advanced payments to suppliers		138,395		321,724
Materials in transit		29,599		30,723
Work in process		27,936		22,351

		8,853,742		4,934,390

Less allowance for obsolescence		(3,836)		(3,986)

	Ps.	8,849,906	Ps.	4,930,404

As of December 31, 2008 the Company recorded a loss of Ps. 727.3 million in the cost of sales caption to recognize the market value of some inventory items.

6.	Derivative financial instruments

The Company uses derivative financial instruments, primarily to offset the exposure to variability in the price of natural gas. Derivative financial instruments used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps from the

Mexican operations are highly effective in mitigating the exposure to natural gas fluctuations, therefore those swaps are considered as cash flow hedges. In the operations of the subsidiary SimRep Corporation (“Republic” or “SimRep”) which operates in the United States of America, no derivative financial instruments were used during 2008.

As of December 31, 2008, the Company has contracted natural gas swaps with PEMEX Gas and Basic Petrochemicals (PGBP), Gas Natural TETCO (TETCO) Natgasmex, SA of C.V. (Natgasmex) Ecogas Mexico, S of the R. L C. V. (ECOGAS).

The following table shows the existing natural gas swap as of December 31, 2008:

Date of Contract	Starting Date	Ending Date	Price (US$) / MMBTU / G. CAL.	Quantity	Units	Fair Value

25/06/2008	01/08/2008	31/07/2009	11.19	43,400.00	MMBTU	Ps. 22,798
25/06/2008	01/07/2008	30/06/2011	11.45	21,420.00	G.CAL.	169,115
25/06/2008	01/07/2008	30/06/2011	11.45	45,000.00	MMBTU	89,532
13/09/2008	01/01/2007	31/12/2009	7.92	16,071.50	MMBTU	5,640
08/02/2008	01/04/2008	31/12/2009	9.00+0.64	16,071.50	MMBTU	454
08/02/2008	01/01/2009	31/12/2009	8.32	16,071.50	MMBTU	6,674
20/06/2008	01/01/2009	31/12/2009	9.00+3.22	16,071.50	MMBTU	(454)
25/06/2008	01/01/2009	30/06/2011	11.12	8,000.00	MMBTU	14,867
02/09/2008	01/01/2009	30/06/2011	8.44	4,000.00	MMBTU	3,170
02/09/2008	01/07/2011	30/06/2012	8.47	4,000.00	MMBTU	737
13/09/2008	01/01/2007	31/12/2009	7.92	21,428.50	MMBTU	7,519
08/02/2008	01/04/2008	31/12/2009	9.00+0.64	21,428.50	MMBTU	605
08/02/2008	01/01/2009	31/12/2009	8.32	21,428.50	MMBTU	8,899
20/06/2008	01/01/2009	31/12/2009	9.00+3.22	21,428.50	MMBTU	(605)
25/06/2008	01/01/2009	30/06/2011	11.12	24,000.00	MMBTU	44,600
02/09/2008	01/01/2009	30/06/2011	8.44	1,750.00	MMBTU	1,387
02/09/2008	01/07/2011	30/06/2012	8.47	6,875.00	MMBTU	1,268

				Net Derivative Liabilities		Ps. 376,206

As of December 31, 2007, the Company had no hedging contracts for natural gas at the plants located in Mexico. At December 31, 2008, the swaps gave rise to the recognition of a liability of Ps. 376,206 and deferred income tax asset of Ps. 105,338. The amount recorded in equity as part of comprehensive income in the year 2008 was a loss of Ps. 270,868.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31st, 2008, 2007 and 2006, the Company recorded an increase of Ps. 60.2 million, Ps. 1 million and a reduction of Ps. 26.1 million respectively to its cost of sales resulting from settled transactions.

In the case of Republic, gas swap contracts are used to cover changes in the cost of natural gas. The contracts are usually no longer than one year. At December 31, 2008 and 2007, Republic had no active natural gas swap contracts.

7.	Property, plant and equipment

Property, plant and equipment are comprised of the following:

		2008		2007

Buildings	Ps.	2,909,141	Ps.	2,067,318
Machinery and equipment		12,759,738		8,961,505
Transportation equipment		102,718		41,377
Furniture, mixtures and computer equipment		127,297		67,860

		15,898,894		11,138,060

Less accumulated depreciation		(6,847,468)		(4,016,312)

		9,051,426		7,121,748

Land		822,554		552,279
Construction-in-progress (1)		386,597		196,043
Machinery and equipment out of use		30,568		30,568

	Ps.	10,291,145	Ps.	7,900,638

(1) Construction in progress corresponds primarily to improvements intended to increase the installed capacity. The completion date of these projects in progress at December 31, 2008, is scheduled for March 2010 and the pending investment amount is Ps. 16,573.

The depreciation expense for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 578,125, Ps. 464,726 and Ps. 352,941 respectively.

As of December 31, 2008, 2007 and 2006, balances in buildings and machinery and equipment, include capitalized comprehensive financial cost as a complement to the acquisition cost of Ps. 524,298.

At December 31, 2007 and 2006, the specific restatement rate of machinery and equipment was greater than the NCPI, since a significant portion of such machinery is imported and the inflation factor of the country of origin and the fluctuation of the peso versus the respective currency were greater than the NCPI.

8.	Intangible assets

As a result of the acquisition of Republic, the Company identified and recognized intangible assets to their fair value totaling Ps. 307 million. As a result of the acquisition of Grupo San, the Company identified and recognized intangible assets to their fair value totaling Ps. 7,192 million. Intangibles balances at December 31, 2007 are presented at its indexed value based on the NCPI at that date. At December 31, 2008 and 2007, this item is comprised of the following:

		Cost		Accrued amortization		Balances as of Dec-31-08		Cost		Accrued amortization		Balances as of Dec-31-07

Recorded name Republic	Ps.	72,850	Ps.	-	Ps.	72,850	Ps.	70,004	Ps.	-	Ps.	70,004
Kobe Tech Contract (Republic)		84,980		24,193		60,787		81,660		16,444		65,216
Listing of customers Republic		44,514		7,609		36,905		42,776		5,165		37,611
Listing of customers Grupo San		2,205,700		142,962		2,062,738		-		-		-
No competition contract Grupo San		394,700		57,560		337,140		-		-		-
Trademark San 42		345,600		-		345,600		-		-		-
Gas contracts Grupo San		68,200		68,200		-		-		-		-
Technological platform		8,800		1,027		7,773		-		-		-
Goodwill Grupo San		4,166,160		-		4,166,160		-		-		-

		7,391,504		301,551		7,089,953		194,440		21,609		172,831

The estimated useful lives and amortizations for the following five years are as follows:

	Value at 31-Dec-08		Useful Life	Amortization at December 31,		Estimated future amortization
				2008		2009 – 2011		2012		2013

Recorded name Republic	Ps.	72,850	Indefinite	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Kobe Tech Contract (Republic)		84,980	144 months		7,749		7,082		7,082		7,082
List of clients Republic		44,514	240 months		2,444		2,226		2,226		2,226
Listing of customers Republic		2,205,700	108 months		142,962		245,078		245,078		245,078
No competition contract Grupo San		394,700	48 months		57,560		98,675		41,115		-
Trademark San 42		345,600	Indefinite		-		-		-		-
Gas contracts Grupo San		68,200	7 months		68,200		-		-		-
Technological platform		8,800	60 months		1,027		1,760		1,760		733
Goodwill Grupo San		4,166,160	Indefinite		-		-		-		-

	Ps.	7,391,504		Ps.	279,942	Ps.	354,821	Ps.	297,261		$255,119

9.	Other assets and deferred charges

Other assets balances at December 31, 2007 are presented at its indexed value based date. At December 31, 2008 and 2007, this item is comprised of the following:

	Cost	Accrued amortization	Balances as of Dec-31-08	Cost	Accrued amortization	Balances as of Dec-31-07
Preoperative expenses and deferred
charges	668,287	492,898	175,389	626,919	455,659	171,260
Other assets (1)	89,878	-	89,878	45,314	-	45,314

	Ps.758,165	Ps. 492,898	Ps. 265,267	Ps. 672,233	Ps. 455,659	Ps. 216,574

(1)	The other assets are not subject to amortization and are comprised mainly of guarantee deposits, among others.

The estimated useful lives and amortizations for the following five years are as follows:

	Value at 31-Dec-08	Useful Life	Amortization at December 31,	Estimated future amortization
			2008	2009 - 2011	2012	2013
Preoperative expenses and deferred charges	668,287	10 -20 years	37,239	37,239	37,239	26,433

	Ps. 668,287		Ps. 37,239	Ps. 37,239	Ps. 37,239	$ 26,433

10.	Notes payable, Debt and Medium Term Notes

(a) Revolving line of credit with General Electric (GE) Capital

On December 31, 2008, the subsidiary Republic Inc. maintained a U.S.$150.0 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). This facility was scheduled to mature on May 20, 2009. However, on December 1, 2008, Republic Inc. was granted an extension of the GE credit facility until May 20, 2010, at the Company’s election.

At December 31, 2008 and 2007, Republic Inc. had U.S.$0.6 (Ps. 8,800 million) and U.S.$0, respectively, in outstanding borrowings and had issued U.S.$5.8 million and U.S.$16.4 million, respectively, in letters of credit under the GE credit facility. Republic Inc. is required to pay an unused facility fee of 0.50% per annum. The advances under the GE credit facility are limited by the borrowing base, as defined in the GE credit facility as the sum of 85.0% of eligible accounts receivable plus 65.0% of eligible inventory. The amount available under the facility was approximately U.S.$143.5 million at December 31, 2008.

Borrowings, if any, under the GE credit facility are secured by a first priority perfected security interest in all of Republic Inc.’s presently owned and subsequently acquired inventory and accounts receivable. The obligations under the GE credit facility are secured and are unconditionally and irrevocably guaranteed jointly and severally by Republic Inc.’s subsidiaries. Borrowings under the GE credit facility bear interest, at Republic Inc.’s option, at an index rate equal to the higher of the “prime rate” published from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. The applicable margins range from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The margins on the unused facility fee range from 0.50% to 0.375%. Based on the fourth quarter 2008 average daily availability, the margins for the first quarter of 2009 are 0.00% for the index margin, 0.875% for the LIBOR margin, 0.5% for the unused facility fee margin, and 0.875% for the applicable letter of credit margin. The GE credit facility contains customary representations, warranties and covenants including restrictions on the amount of capital expenditures and maintenance of a minimum fixed charge coverage ratio. Capital expenditures for any fiscal year are limited under the GE credit facility to U.S.$100.0 million, excluding capital expenditures financed by proceeds of any insurance recoveries received. Republic Inc. is in compliance with all applicable covenants under the GE credit facility as of December 31, 2008.

11.	Seniority Premiums and Termination Payments

The cost, obligations and other components of seniority premiums and termination payments were determined based on computations made by independent actuaries at December 31, 2008, 2007 and 2006.

The components of the net period cost for the years ended December 31, 2008, 2007 and 2006 corresponding to seniority premiums and termination benefits are as follows:

		2008		2007		2006

Net period cost:
Labor cost	Ps.	5,602	Ps.	2,654	Ps.	2,877
Financial cost		8,517		755		996
Amortization of transition liability		1,342		990		1,223
Amortization of prior service cost and plan
amendments		5,715		176		155
Contributions to pensions in course		3,940		-		-
Actuarial loss and others		1,900		-		210

Net period cost	Ps.	27,016	Ps.	4,575	Ps.	5,461

An analysis of the present value of benefit obligations is as follows:

		2008		2007

Projected benefits obligations	Ps.	202,965	Ps.	18,756
Plan assets		(100,460)		-

Unamortized items
Transition liability		(47,050)		(6,708)
Prior service cost and plan amendments		49		(398)
Variations in assumptions and experience adjustments		(21,409)		1,524
Additional liability		-		5,248

Accumulated benefit obligations	Ps.	34,095	Ps.	18,422

The most important assumptions used in determining the net period cost of the plans are:

	2008	2007

Actual discount rate used to reflect current value of obligations	8.4%	4.5%
Actual rate of future salary increases	4%	1%
Actual expected return rate of plan assets	8.4%	4.5%

12.	Other employment benefit plan

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Eighty-three percent of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). During the year ended December 31, 2007, the Company negotiated a new collective bargaining agreement effective from August 16, 2007 through August 15, 2012 (new labor agreement). The previous collective bargaining agreement expired on August 15, 2007 (previous labor agreement). For the Mexican operations, approximately 60% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

Defined Contribution Plans

Both the new and previous labor agreements provide for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. Under the previous labor agreement, the contribution amount was U.S.$3.00 for every hour worked through August 16, 2004, U.S.$ 3.50 for every hour worked through August 16, 2005, and U.S. $3.80 for every hour worked thereafter until August 16, 2007. The new labor agreement requires a contribution to the retirement healthcare plan of U.S. $3.00 for every hour worked, not to be less than U.S. $2.85 million per quarter, but not to exceed U.S. $11.4 million per year. Contributions are made to the pension plan at a rate of U.S. $1.68 per hour as defined in the new labor agreement. The new contribution rates and contribution limit were effective beginning August 16, 2007. For the years ended December 31, 2008, 2007 and 2006 the Company recorded Ps. 216 million, Ps. 176 million and Ps. 170 million, respectively, of expense related to these funding obligations.

The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and the Company’s matching 401(k) contributions. For years ended December 31, 2008, 2007 and 2006 the Company recorded expense of Ps. 31.3 million, Ps. 26 million and Ps. 27.1 million respectively. Effective April 1, 2007, the Company amended the defined contribution retirement plan to include all employees covered by the USWA labor agreement. Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions.

Profit Sharing Plans

The previous labor agreement included a profit sharing plan to which the Company was required to contribute 15.0% of its quarterly pre-tax income, as defined in the previous labor agreement, in excess of U.S.$ 12.5 million. This plan remained in effect until December 31, 2007 under the new labor agreement. For the years ended December 31, 2007 and 2006 the Company recorded Ps. 80 million and Ps. 93 million, respectively, related to its profit sharing funding obligation under the previous labor agreement. The new labor agreement also includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the new labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S. $50.0 million to U.S. $100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For the year ended December 31, 2008, the Company recorded Ps. 51 million related to its profit sharing funding obligation under the new labor agreement.

In 2004, Republic Inc. adopted a profit sharing plan for salary and nonunion hourly employees excluding a select group of managers and executives. The Company is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of U.S.$12.5 million. For the years ended December, 2008, 2007 and 2006 the Company recorded expense of Ps. 26 million, Ps. 16 million and Ps. 21.5 million, respectively, under this plan.

Incentive Compensation Plans

During 2007, Republic Inc. had a Key Employee Incentive Plan which was in effect beginning February 1, 2007. The plan was based on attaining the 2007 Business Plan earnings before income taxes, depreciation and amortization (EBITDA) and individual performance targets. The objectives were measured on an annual basis. For the year ended December 31, 2007, the Company did not record expense under this plan due to not meeting the annual measurement objectives.

Effective January 1, 2008, Republic Inc. adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, the Company adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan. The plans were based on attaining the 2008 Business Plan (EBITDA) and other performance targets. The objectives were measured on a quarterly basis. Individuals designated as participants in these plans were excluded from the profit sharing plan. For the year ended December 31, 2008, the Company recorded Ps. 26 million of expense under these incentive plans.

Deferred Compensation Plan

The Company has a deferred compensation plan covering certain key employees. The plan allows for the covered employee to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. For the years ended December 31, 2008,

2007 and 2006 the Company recorded expense of Ps. 1.1 million related to the deferred compensation plan.

13.	Employees Profit Sharing (EPS)

EPS is computed in similar terms to the taxable profit for income tax, excluding the annual adjustment due to inflation and the inflation effects in tax depreciation. The EPS is recorded in the Income Statement in the caption of general expenses. For the years 2008, 2007 and 2006 EPS was as following:

	2008		2007		2006

Current	Ps.	23,979	Ps.	269	Ps.	240
Deferred		(38)		-		-

Total	Ps.	23,941	Ps.	269	Ps.	240

As of December 31, 2008, the Company has deferred EPS for Ps. 5,396 and it is included in the balance sheet under the Other Assets caption.

14.	Stockholder’s equity

The most significant characteristics of stockholders’ equity accounts are described below:

(a)	Capital stock structure

i)	On July 22, 2008 at a Shareholders Meeting they approved an increase to the capital stock in its variable portion of Ps. 134,695, represented by 27,699,442 ordinary shares corresponding to “B” series, with a subscription price of 50.64 Pesos which included a stock premium of 45.7772612088 Pesos for each share. In this same meeting Industrias CH, two of its affiliates companies and other related companies were authorized to subscribe and pay 23,087,603 shares and the 4,611, 839 remaining shares were offered to the rest of the shareholders in accordance with their preemptive rights. Once the subscription term expired the Board of Directors in exercise of its powers delegated by the Shareholders Meeting on February 24, 2009, cancelled these additional shares corresponding to an amount of Ps. 22,426. The increase of capital stock paid was Ps. 112,269 plus a stock premium of Ps. 1,056,887.

ii)	At an Extraordinary Meeting held on October 24, 2006, the stockholders’ approved to increase the capital stock of the Company through a public offer of 60,000,000 shares in the domestic and international markets. On February 8, 2007 an offer price per share was established for the primary purchasing offer (the “Offer”) for up to 52,173,915 shares, at 45.70 pesos per share. The offer price for the ADSs (American Depositary Shares) was 12.50 dollars per ADS. Each ADS represents 3 B Series shares. In addition to the 52,173,915 shares, the Company granted the underwriters an over-allotment option of 7,826,085 additional B series shares.

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

iii)	During the year 2006, some minority stockholders exercised their preemptive rights to subscribe and pay the increase in the variable portion of the capital stock declared on April 29, 2005, and made a contribution of Ps. 38,656 (Ps. 36,110 nominal, value of shares Ps. 14.59) and a stock premium of Ps. 92,244 (Ps. 86,170 nominal, premium of Ps. 34.81 per share) through the subscription and payment of 2,475,303 shares, cancelling 252,367 shares that were not subscribed or paid.

Subsequent to the above-mentioned resolutions and activities, the Company’s capital stock aggregates Ps. 4,142,696, represented by 497,709,214 common series “B” shares with no par value. Such shares may be subscribed and paid in by both Mexican and foreign individuals or companies.

The number or shares corresponding to B series originated without expression of nominal value to December 31, 2008, 2007 and 2006 are the following:

	2008	2007	2006

Common series “B” shares	497,709,214	474,621,611	421,214,706

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

(b) Comprehensive Income

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net income:

		2008		2007		2006

Net income –majority interest	Ps.	1,796,137	Ps.	1,529,057	Ps.	2,178,694
Result from holding non-monetary assets (1)		-		292,936		138,777
Deferred taxes applied to result from holding
non-monetary assets.		-		(77,903)		(38,858)
Fair value of derivative financial instruments		(376,206)		6,329		(67,225)
Deferred taxes in fair value of derivative
financial instruments		105,338		(1,772)		19,434
Translation effect of foreign subsidiaries, net		1,245,032		(12,226)		(82,925)

		2,770,301		1,736,421		2,147,897
Minority interest (2)		104,212		96,118		220,082

Total	Ps.	2,874,513	Ps.	1,832,539	Ps.	2,367,979

(1) Includes primarily the result from holding nonmonetary assets due to fixed assets

(2) The minority interest is the due to the investment of Industrias CH, S.A.B. de C.V. (Holding Company) in SimRep Corporation.

(c)      Restrictions on stockholder’s equity

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the capital stock issued and outstanding. At December 31, 2008, the legal reserve aggregates to Ps. 484 million.

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

15.	Income tax

I) Flat Rate Business Tax

a)

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

Based on the financial projections for the next four years, and retrospectively on historical results, the Company considers which of the Group subsidiaries will be subject to income tax and which will be subject to FRBT. The deferred taxes of the period were determined based on the specific rules of each tax.

II) Income Tax

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

" An analysis of income tax charged to results of operations for the years ended December 31, 2008, 2007 and 2006 is as follows:

		2008		2007		2006

Current income tax Mexican subsidiaries	Ps.	545,490	Ps.	80,119	Ps.	90,305
Current income Tax foreign subsidiaries		197,765		31,403		537,307
Deferred income tax Mexican subsidiaries		392,271		356,059		177,085
Deferred income tax foreign subsidiaries		(99,223)		153,093		(195,976)

Total income tax	Ps.	1,036,303	Ps.	620,674	Ps.	608,721

a)	At December 31 2008 and 2007, deferred taxes were analyzed as follows:

	2008		2007
Deferred tax assets:
Allowance for bad debts	Ps.	62,401	Ps.	20,250
Liability provisions		144,333		93,860
Advances from customers		20,735		13,967
Tax Loss Carryforwards (NOLs)		1,731,612		299,548
Republic tax credits (AMT)		192,596		-
Recoverable asset tax		99,610		99,610
EPS provision		19,874		-
Derivative financial instruments		105,338		-

Deferred assets, net		2,376,499		527,235

Less:
Valuation allowance for deferred tax asset		(182,344)		(99,610)
Valuation allowance for NOLs from acquisitions		(1,067,785)		(289,507)

Total valuation allowance		(1,250,129)		(389,117)

Deferred assets, net		1,126,370		138,118

Deferred tax liabilities:
Inventories		644,822		456,376
Property, plant and equipment		2,230,251		1,602,184
Additional liabilities from other tax transactions		1,142,882		695,973
Preoperative expenses		51,001		55,155
Intangibles from Grupo San acquisition		765,542		-
Deferred flat rate business tax, net		39,693		-
Other		4,384		910

Total deferred liabilities		4,878,575		2,810,598

Deferred credit for future tax benefits from NOLs from acquisitions		420,046		-

Deferred liabilities, net	Ps.	4,172,251	Ps.	2,672,480

b)	At December 31, 2008, 2007 and 2006 the tax expense attributable to income before income tax, employee profit sharing and minority interest differed from the expense computed by applying the income tax rate of 28% in 2008 and 2007 and 29% in 2006 to income before these provisions and minority interest. An analysis is as follows:

		2008		2007		2006

Expected tax expense	Ps.	822,262	Ps.	628,838	Ps.	872,174
Increase (decrease) resulting from:
Net effect of inflation		(27,152)		15,541		18,044
Cancellation on asset tax		-		90,889		-
Effect on Republic’s effective income tax rate		12,849		80,191		110,271
Change in valuation allowance of deferred tax assets (1)		82,734		(14,612)		41,013
FRBT paid in excess of income tax		87,407		-		-
Change of valuation allowance of NOLs from
acquisitions (3)		(446,909)		(493,010)		(427,935)
Change in the additional liability from other tax		446,909		342,933		27,909
transactions (2)
Other, net		58,203		(30,096)		(32,755)

Income tax expenses	Ps.	1,036,303	Ps.	620,674	Ps.	608,721

(1)	At December 31, 2008 and 2007 the total valuation allowance for deferred tax assets was Ps. 1,250,129 and Ps. 389,117, respectively. For the year 2006, the Company has determined that part of its recoverable tax asset generated in the period will not be recovered and increased its allowance. In the year 2007, due to the new FRBT law and the transitions rules regarding the recovery of asset tax from prior years, the Company wrote-off part of its recoverable asset tax and consequently has reduce its valuation allowance. During 2008 the subsidiary SimRep generated a tax credit (ATM) for Ps. 192,596 and the Company determined that part of that credit was not going to be recover and consequently increased its valuation allowance Ps. 82,734 with respect to this asset. To evaluate the recoverability of deferred assets, management considers the probability of not recovering all or a portion of it. The final realization of deferred assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, management considers the expected reversal of deferred liabilities, projected taxable profit and planning strategies.

(2)	The Company determines an additional deferred tax liability from transactions that result in a deferral of current income tax expense, but they will result in a tax expense in the future. For the years ended December 31, 2008, 2007 and 2006, the increases in this liability are related to the amortization of NOLs from acquisitions.

(3)	This benefit is the result of the change in valuation allowance for recognition of tax loss carry forwards from acquisitions.

The effective rate for the years ended on December 31st, 2008, 2007 and 2006 were 35.3%, 27.6% and 20%, respectively.

c)	The Company has available tax loss carryforwards which can be applied against earnings generated in the following ten years, and indexed for inflation, following the procedures established by the Income Tax Law in force.

At December 31, 2008 there were available tax loss carryforwards, restated for inflation, as follows:

Year of Origin	Expiration	Tax Losses Carryforward (1)
2001	2011	Ps.	10,536
2002	2012		192,817
2003	2013		523,101
2004	2014		260,237
2005	2015		4,265,800
2006	2016		281,702
2007	2017		473,202
2008	2018		176,933

		Ps.	6,184,328

(1) Tax losses carryforward include Ps. 5,955,351 from acquisitions.

III) Asset tax (AT)

Prior to the new FRBT law, asset tax is levied at the rate of 1.25% and is payable on the average value of most assets net of certain liabilities. Asset tax may be credited against income tax and is payable only to the extent that it exceeds this tax. Asset tax paid can be requested for refund to the extent that the income tax exceeds this tax in the following ten years. For the years 2007 and 2006 the Company determined an asset tax of Ps. 46,914 and Ps. 81,983, respectively.

16.	Acquisitions

a)	On December 26, 2008 the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary of Grupo TMM, S. A. de C. V., to turn this company in to the operating subsidiary of the manufacturing plants steel plants located in Mexico. The total cost of this acquisition was Ps. 172 million. On January 6, 2009 this company was renamed to Simec International 2, S. A. de C. V. On July 29, 2008, the Company acquired 100% of the shares of Aroproc, S. A. de C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Doméstico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to turn them into the distribution subsidiaries of the manufacturing plants located in Mexico. The total cost of these acquisitions was Ps. 33 million. On July 30 2008, these companies were renamed to Promotora de Aceros San Luis, S. A. de C. V., Comercializadora Aceros DM, S.A. de C.V., Comercializadora Msan, S.A. de C.V. and Productos Siderúrgicos de Tlaxcala, S.A. de C.V. respectively. The only asset of these acquisitions was a deferred tax asset from NOLs that was reserved up to the amount paid by them.

b)	In order to increase its market share in Mexico, on February 21, 2008, the Company entered into a purchase agreement to acquire 100% of the shares of Corporación Aceros DM, S. A. de C. V. and certain affiliated companies (Grupo San). On May 30, 2008 the acquisition was consummated. Grupo San is a large steel producer and one of the most important producers of corrugated rebar of Mexico. The facilities of Grupo San are located in San Luis Potosí, Mexico.

The fair value of the net assets acquired amounted Ps. 4,564 and the acquisition cost was Ps. 8,730 million, giving rise to a goodwill of Ps. 4,166 million. The factors that led to the recognition of goodwill are mainly the synergies expected with the incorporation of Grupo San to the Company, as well as other non-separable intangibles. The fair value of the net assets acquired is as follows:

Current assets	Ps.	1,455,815
Property, plant and equipment		2,052,368
Intangible assets and deferred charges		7,189,160
Other assets		56,269

Total Assets	Ps.	10,753,612

Current liabilities		589,808
Deferred taxes		1,426,436
Other long-term liabilities		7,047

		2,023,291

Net assets acquired	Ps.	8,730,321

The following combined pro forma financial information (unaudited) for 2008, is based on the Company’s combined historical financial statements adjusted to reflect the acquisition of Grupo San and certain accounting adjustments related to the net profits of the acquired company.

The pro forma adjustments (non-audited) assume that the acquisition was conducted at the beginning of 2008 and 2007, respectively, and is based on available data and certain suppositions that management considers to be reasonable.

The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company’s results of operations.

		2008 (unaudited)		2007 (unaudited)

Net Sales	Ps.	37,869,617	Ps.	28,402,386
Marginal Profit		6,301,519		4,587,178
Net Income	Ps.	2,378,033	Ps.	1,867,191

Earnings per Share (Pesos)		4.90		3.99

c)	On November 24, 2007, the Company acquired 99.95% of the shares of TMM América, S.A. de C.V., TMM Continental, S.A. de C.V. and Mutimodal Doméstica, S.A. de C.V., subsidiaries of Grupo TMM S.A de C.V., to turn them into three distribution subsidiaries for the manufacturing plants located in Mexico. The total cost of these acquisitions was Ps.35,901.

17.	Segments

The Company segments its information by region, due to the operational structure and the organization of its business. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven plants from Republic, of which six are located in the USA (distributed in the states of Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% of the segment’s total sales. Both segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

			For the year ended on December 31st, 2008

		Mexico		USA		Operations between Segments		Total

Net Sales	Ps.	12,780,358	Ps.	22,448,283	Ps.	(43,421)	Ps.	35,185,220
Cost of Sales		8,402,516		21,438,719		(45,072)		29,796,163

Marginal Profit		4,377,842		1,009,564		1,651		5,389,057
Indirect overhead, selling and
administrative expenses		1,567,060		706,768		-		2,273,828

Operating income		2,810,782		302,796		1,651		3,115,229

Other (expense) income, net		(29,166)		25,250		-		(3,916)
Financial income (expenses), net		100,522		(22,000)		-		78,522
Exchange loss, net		(253,183)		-		-		(253,183)

Income before income tax		2,628,955		306,046		1,651		2,936,652

Income tax		937,761		98,542		-		1,036,303

Net income	Ps.	1,691,194	Ps.	207,504	Ps.	1,651	Ps.	1,900,349

Other Data		Mexico		United States of America		Operations Between Segments		Total

Total Assets	Ps.	19,885,862	Ps.	10,928,155	Ps.	-	Ps.	30,814,017
Depreciation and Amortization		677,339		217,967		-		895,306
Additions of property, plant and
equipment, net		148,749		331,055		-		479,804

		For the year ended on December 31st, 2007

		Mexico		United States of America		Operations Between Segments		Total

Net Sales	Ps.	8,407,018	Ps.	16,118,609	Ps.	(419,533)	Ps.	24,106,094
Cost of sales		5,716,571		15,199,112		(416,765)		20,498,918

Marginal Profit		2,690,447		919,497		(2,768)		3,607,176
Indirect overhead, selling and
administrative expenses		837,246		585,913		-		1,423,159

Operating Income		1,853,201		333,584		(2,768)		2,184,017

Other (expense) income, net		(8,666)		29,995		-		21,329
Financial income (expenses), net		291,189		(17,876)		-		273,313
Exchange loss, net		(37,879)		-		-		(37,879)
Result on monetary position		(227,014)		32,083		-		(194,931)

Income before income tax		1,870,831		377,786		(2,768)		2,245,849

Income Tax		435,973		184,701		-		620,674

Net income	Ps.	1,434,858	Ps.	193,085	Ps.	(2,768)	Ps.	1,625,175

Other Data
Total Assets	Ps.	15,221,534	Ps.	7,619,723	Ps.	-	Ps.	22,841,257
Depreciation and Amortization
		334,010		215,246		-		549,256
Additions of property, plant and
equipment, net		168,926		316,742		-		485,668

		For the year ended on December 31st, 2006

		Mexico		United States of America		Operations Between Segments		Total

Net Sales	Ps.	8,019,635	Ps.	15,722,015	Ps.	(226,353)	Ps.	23,515,297
Cost of sales		4,980,439		14,377,065		(225,625)		19,131,879

Marginal Profit		3,039,196		1,344,950		(728)		4,383,418
Indirect overhead, selling and
administrative expenses		766,768		570,564		14,350		1,351,682

Operating Income it		2,272,428		774,386		(15,078)		3,031,736

Other Income, net		38,235		970		-		39,205
Financial income (expenses), net		47,755		(823)		-		46,932
Exchange loss, net		(37,424)		-		-		(37,424)
Result on monetary position		(91,773)		14,581		4,240		(72,952)

Income before income tax		2,229,221		789,114		(10,838)		3,007,497

Income Tax		267,390		341,331		-		608,721

Net income	Ps.	1,961,831	Ps.	447,783	Ps.	(10,838)	Ps.	2,398,776

Other Data
Total Assets	Ps.	10,537,244	Ps.	7,505,536	Ps.	-	Ps.	18,042,780
Depreciation and
Amortization		270,836		164,556		14,350		449,742
Additions of property, plant
and equipment, net		75,885		341,334		-		417,219

The Company’s net sales to foreign or regional customers during 2008, 2007 and 2006 are as follows:

	Sales

		2008		2007		2006

Mexico	Ps.	11,366,526	Ps.	7,393,755	Ps.	7,575,777
USA		21,622,442		15,296,430		14,797,494
Canadá		598,711		583,917		654,725
Latin America		394,998		113,058		67,185
Other (Europe and Asia)		1,202,543		718,934		420,116

Total	Ps.	35,185,220	Ps.	24,106,094	Ps.	23,515,297

18.	Commitments and contingent liabilities -

Commitments~~-~~
(a)	Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts will expire in several different dates by 2014. During the years ended December 31, 2008 and 2007, the expenses for operating leases were Ps. 84 million and Ps.77 million, respectively. At December 31, 2008, total minimum lease payments under non-cancelable operating leases are Ps. 40.6 million in 2009, Ps. 32.5 million in 2010 and Ps. 2.7 million for the following years.

(b)	As is the case with most steel producers in the USA, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve to cover probable environmental liabilities totals Ps. 54.2 million and Ps. 42.4 million as of December 31, 2008 and 2007, respectively. The current and non-current portions of the environmental reserve are included in the attached consolidated balance sheet, as “Other liabilities” and “Other long-term liabilities”, respectively. Republic is not otherwise aware at this time of any additional environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to Republic’s facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent Republic incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Republic’s facilities and future changes in applicable laws and regulations may require Republic to incur significant costs that have a material adverse effect on the Republic’s future financial performance.

(c)	Republic has an agreement with the USWA to administer health insurance benefits to the Company’s USWA employees while on layoff status and to administer payment of monthly contributions to the Steelworker’s Pension Trust on behalf of local union officials while on the union business. In February 2004, to fund this program, Republic provided an initial cash contribution of U.S.$ 2.5 million to be used to provide health insurance benefits and U.S.$ 0.5 million to provide steelworkers pension benefits. As of December 31, 2006, the balance of this cash account totaled U.S.$ 2.6 million. The Company has agreed to administer these programs until the fund is exhausted. Republic will provide the USWA with periodic reports regarding the financial status of the fund. After ratification of the new labor agreement, this fund was returned to Republic in September 2007.

Contingent Liabilities

(a) California Regional Water Control Board, CRWCB

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

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the Company created an allowance for this contingency at December 31, 2002, of approximately US$1.7 million. At December 31, 2008 the allowance amounts to Ps. 12,589 (US$0.9 million). The obtaining of permits for the remediation of the site from authorities cannot be warranted, nor can the corrective measures being more costly than expected be warranted.

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

(b)

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

As described in Note 2 (c), effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the year ended December 31, 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to U.S. GAAP.

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of constant Mexican pesos as of December 31, 2008, with an explanation of the adjustments.

Reconciliation of net income:

		2008	2007	2006

Net income as reported under Mexican GAAP	Ps.	1,900,349	1,625,175	2,398,776

Inventory indirect costs		41,465	76,695	72,410
Depreciation on restatement of machinery and
equipment		(5,185)	1,496	(13,384)
Deferred income taxes		(20,925)	(32,660)	(27,294)
Deferred employee profit sharing		(700)	50	50
Pre-operating expenses, net		30,698	30,698	30,698
Amortization of gain from monetary position and
exchange loss capitalized under Mexican GAAP		7,755	7,755	7,755
Minority interest of reconciling items		(5,536)	(25,438)	(24,947)
Minority interest of the period		(104,212)	(96,118)	(220,082)

Total US GAAP adjustments		(56,640)	(37,522)	(174,794)

Net income under US GAAP	Ps.	1,843,709	1,587,653	2,223,982

Weighted average outstanding basic		484,903,795	468,228,497	420,339,873

Net earnings per share (actual pesos)	Ps.	3.80	3.39	5.29

In 2008, the Company recorded expense from employee profit sharing of Ps. 24 million recorded as other expenses that was reclassified to operating expenses for US GAAP purposes. In 2008, 2007 and 2006 the Company recorded Ps. 5 million, Ps. 9 million and Ps. 15.8 million, respectively, under other income which was reclassified under operating income for US GAAP purposes.

Reconciliation of stockholders’ equity:

		2008	2007	2006

Total stockholders’ equity reported under
Mexican GAAP	Ps.	21,305,497	17,252,034	12,960,333

Minority interest included in stockholders’
equity under Mexican GAAP		(3,122,342)	(2,390,179)	(2,252,461)
Minority interest of reconciling items		(55,921)	(50,385)	(24,947)
Inventory indirect costs		203,915	162,450	85,755
Restatement of machinery and equipment		179,720	184,905	461,632
Deferred income taxes		(21,217)	(292)	(45,534)
Deferred employee profit sharing		-	700	750
Pre-operating expenses		(135,473)	(166,171)	(196,869)
Gain from monetary position and exchange
loss capitalized, net		(172,386)	(180,141)	(187,896)

Total US GAAP adjustments		(3,123,704)	(2,439,113)	(2,159,570)

Total stockholders’ equity under US GAAP	Ps.	18,181,793	14,812,921	10,800,763

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

				Fair Value
		Capital		of	Translation
		Stock and		Derivative	effect of	Cumulative	Total
		Paid-in	Retained	Financial	foreign	Restatement	Stockholders’
		Capital	Earnings	Instruments	subsidiaries	Effect	Equity

Balances as of
December 31, 2005	Ps.	4,050,904	3,449,163	43,235	16,106	979,660	8,539,068
Increase in capital stock		130,901	-	-	-	-	130,901
Net comprehensive income		-	2,223,982	(47,792)	(41,645)	(3,751)	2,130,794

Balances as of
December 31, 2006	Ps.	4,181,805	5,673,145	(4,557)	(25,539)	975,909	10,800,763
Increase in capital stock		2,420,726	-	-	-	-	2,420,726
Net comprehensive income		-	1,587,653	4,557	(6,171)	5,393	1,591,432

Balances as of
December 31, 2007		6,602,531	7,260,798	-	(31,710)	981,302	14,812,921
Increase in capital stock		1,169,156	-	-	-	-	1,169,156
Net comprehensive income		-	1,843,709	(270,868)	626,875	-	2,199,716

Balances as of
December 31, 2008	Ps.	7,771,687	9,104,507	(270,868)	595,165	981,302	18,181,793

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

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S.$ 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S. $110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebtness was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2008 is Ps. 626,203.

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

Restatement of property, machinery and equipment -

As explained in note 2(j), in accordance with Mexican GAAP, imported machinery and equipment has been restated during 2007 and 2006 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, during 2007 and 2006 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income and stockholders’ equity.

Deferred income taxes and employee profit sharing -

As explained in Note 2(r) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican Bulletin D-4. The main differences between SFAS No. 109 and Bulletin D-4, as they relate to the Company, which are included as reconciling items between Mexican and US GAAP are:

  the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes until December 31, 2007,

  the income tax effect of capitalized pre-operating expenses which for US GAAP purposes, are expensed when incurred,

  the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and, the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for US GAAP inventories have been valued under the full absorption cost method.

In Shareholder’s equity, the cumulative deferred income tax for US GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income tax caption through December 31, 2007, and then was reclassified to Retained Earnings in 2008.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS N0. 109. Until December 31, 2007, under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time. As mentioned in Note 2(p), upon the adoption of the new MFRS D-3 the company recognizes deferred employee profit sharing for Mexican GAAP. There are no significant differences between SFAS 109 and MFRS D-3.

Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other (expenses) income, net under MFRS.

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) at December 31, 2008 and 2007, under US GAAP are present below:

		2008	2007

Deferred tax assets:
Allowance for doubtful receivables	Ps.	62,401	20,250
Accrued expenses		144,333	93,860
Advances from customers		20,735	13,967
Derivative financial instruments		105,338	-
Net operating loss carryforwards		2,151,658	299,548
Republic tax credits		192,596	-
Recoverable asset tax		99,610	99,610

Employee profit sharing provision		19,874	-

Total gross deferred tax assets		2,796,545	527,235

Less valuation allowance		1,670,175	389,117

Net deferred tax assets		1,126,370	138,118

Deferred tax liabilities:
Inventories, net		701,918	501,862
Property, plant and equipment		2,232,304	1,603,518
Preoperating expenses		13,069	8,627
Intangible assets in acquisition of Grupo San		765,542	-
Deferred flat-rate business tax		39,693	-
Others		4,384	910

Subtotal		3,756,910	2,114,917
Additional liabilities from other tax
transactions		1,142,882	695,973

Total deferred liabilities		4,899,792	2,810,890

Net deferred tax liability (asset)	Ps.	3,773,422	2,672,772

For the years ended December 31, 2008 and 2007, the classification of deferred income tax under U.S. GAAP is as follows:

		2008	2007

Deferred tax assets:
Current portion of deferred income tax asset	Ps.	463,002	133,677
Non-current portion of deferred income tax asset		663,368	4,441

Deferred tax liabilities:
Current portion of deferred income tax liabilities		745,995	501,862
Long-term deferred income tax liability		4,153,797	2,309,028

For US GAAP the Company presents the deferred credit from NOLs from acquisitions of Ps. 420,046 as long-term liability

The deferred income taxes of Ps. 2,232,304 and Ps. 1,603,518 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2008 and 2007, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 74% of the Company’s pre-tax income in 2006, 83% in 2007 and 90% in 2008.

In accordance with APB Opinion No. 23 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 568 million at December 31, 2008.

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

Minority interest -

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the income statement and stockholders’ equity on the consolidated balance sheet. For US GAAP purposes, minority interest is not included in the income statement and the stockholders’ equity.

Disclosure about Fair Value of Financial Instruments-

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and short-term debt approximate fair values due to the short term maturity of these instruments.

The fair values of the long term debt obligations are estimated based upon quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. At December 31, 2007 and 2008 the Company does not have long term debt.

Pension and other retirement benefits-

The Company records seniority premiums based on actuarial computations as described in note 2(o).

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

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

		2008		2007

Change in projected benefit obligation-
Net projected benefit obligation at beginning of year	Ps.	18,759	Ps.	24,662
Service cost		5,602		2,654
Financial cost		8,517		755
Actuarial (gain) losses, net		49		(334)
Projected benefit obligations from Grupo San		182,500		-
Plan assets from Grupo San acquisition		(99,042)		-
Transitional liability from Grupo San acquisition		(47,763)		-
Actuarial losses from Grupo San acquisition		(28,810)		-
Amortization of prior service cost and plan amendments		5,715		-

Contributions to pensions in course		3,940		-

Actuarial loss and others		1,900		-

Benefits paid		(17,272)		(8,978)

Net projected benefit obligation at end of year	Ps.	34,095	Ps.	18,759

As of December 31, 2008, the plan assets for the pensions and postretirement fund amounted $101,750 thousands of pesos. The policies and strategies of the Company in this matter are based on the requirements of Mexican Income Tax Law, which establishes that such funds should be composed by at least 30% of securities issued by federal government and the remaining balance on securities approved by the National Bank and Securities Commission (Comision Nacional Bancaria y de Valores). In accordance with this rule, the fund of the company is 32.53 % of securities issued by the federal government and 67.47% of other securities approved by the National Bank and Securities Commission. Also in conformity with the Mexican Income Tax Law, the fund is managed through a trust administrated by Banco Santander S.A. In 2009 the Company terminated the pension plan from the Grupo San acquisition and the total amount of this fund was liquidated and paid to employees during the first and second quarter of 2009.

No Right of Redemption-

The Mexican Securities Market Law and our bylaws provide that our shareholders do not have redemption rights for their shares.

Goodwill and intangibles-

In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. The estimated fair value of each reporting units as of December 31, 2008 exceeded its respective carrying value; therefore the Company determined there was no impairment of goodwill as of that date. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The total premium of aggregate fair value to market capitalization was approximately 157 percent. The Company's belief that a portion of this is due to the general economic environment was corroborated by independent valuation analyses available to the public that suggested that the market capitalization as of December 2008 was significantly undervalued. Independent estimates of the Company's market capitalization indicate an implied control premium of approximately 41 percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. The reconciliation includes such factors as historical and industry multiples, industry performance statistics, and recent comparable transaction pricing among others. A key assumption made is that, in general, business activity will be lower in 2009 and in 2008 and will recover somewhat in 2010. After that time the Company anticipates that their revenues will grow at 5% average per year approximately until 2013. If these estimates or their related assumptions for prices and demand change in the future, we may be required to record impairment charges for these assets not previously recorded

Long-lived assets-

The Company reviews the recoverability of our long-lived assets as required by SFAS No. 144 and must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2008 and 2007 there was no impairment charges recorded. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded.

Statement of cash flows-

Until December 31, 2007, under Mexican GAAP, the Company presented a consolidated statement of changes in financial position in accordance with Bulletin B-12, which identified the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also required that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations. As mentioned in Note 2 (v), upon the adoption of MFRS B-2 in January 1, 2008, the Company presents a statement of cash flows under Mexican GAAP.

The following presents a statement of cash flows under U.S. GAAP:

		2008	2007	2006

Net Income under U.S. GAAP	Ps.	1,843,708	1,587,653	2,223,982

Depreciation and Amortization		862,038	509,304	424,672
Deferred income taxes		313,973	541,813	372,205
Deferred credit amortization		-	-	(363,802)
Minority Interest		104,212	96,118	220,082
US GAAP Adjustment on minority interest		5,536	25,438	24,947
Monetary position loss		-	194,931	72,952
Trade receivable, net		367,250	(323,456)	112,799
Other accounts receivable and prepaid expenses		(251,920)	(294,091)	213,723
Inventories		(2,046,975)	47,140	(1,305,457)
Accounts payable and accrued expenses		712,730	182,579	480,419
Other long-term liabilities		16,084	(25,529)	(40,883)

Funds provided by operating activities		1,926,636	2,541,900	2,435,639

Long-term inventory		(24,764)	(8,292)	(6,836)
Acquisition of property, plant and equipment		(479,804)	(485,668)	(417,219)

Effect from the acquisition of Grupo San		(8,450,796)	-	-
(Increase) decrease in other non-current assets		(205,266)	9,779	-
Proceeds from insurance claim, net		-	-	434,186

Funds (used for) provided by investing activities		(9,160,630)	(484,181)	10,131

Financial debt		1,350,810	-	-
Financial debt repayment		(1,325,329)	-	(412,736)
Short-term loans (repaid) obtained		-	(4)	(18,686)
Increase Common Stock and related equity accounts		1,169,156	2,403,302	129,735
Related parties (payable) financing		196,805	(129,038)	(240,923)
Increase of investment in Pav Republic by ICH		-	37,895	142,844

Funds obtained from (used for) financing activities		1,391,442	2,312,155	(399,766)

Effects of inflation accounting		-	(177,737)	(66,356)
Translation effect in cash and cash equivalents from
foreign subsidiaries		1,238	-	-
Exchange rate effect on cash and cash equivalents		21,900	-	-

Increase (decrease) in cash		(5,819,414)	4,192,137	2,046,004
Cash beginning of the year		6,396,155	2,204,018	224,370

Cash end of the year	Ps.	576,741	6,396,155	2,204,018

Funds provided by operating activities include cash payments for interest and income taxes as follows:

		2008	2007	2006
Total interest paid	Ps.	40,607	10,225	3,254

Income taxes paid	Ps.	695,852	377,281	555,357

Accounting for uncertainty in income taxes-

The Company adopted the provisions of FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1,2007. FIN 48 did not have a material impact on the Company’s financial statements either upon adoption or for the year ended December 31, 2008.

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

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally three to five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired

Recent accounting pronouncements in the US

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

SFAS No. 157 was adopted by the Company effective January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities. SFAS No. 157 is applied prospectively. SFAS No. 157 did not have a material impact on the Company’s financial statements either upon adoption or for the year ended December 31, 2008.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; the Company believes such risk is minimal.

The following table provides a summary of significant liabilities at December 31, 2008 that are measured at fair value on a recurring basis:

Fair Value Measurement

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative financial instruments		Ps. 376,206		Ps. 376,206

Valuation Methods:

Derivatives: The fair value of financial derivative instruments is calculated based on Level 2 inputs, which includes the following: natural gas commodity prices, foreign exchange rates, LIBOR interest rates and the reporting entity own credit risk.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument, is irrevocable and is applied only to entire instruments and not to portion of instruments. SFAS No. 159 was effective for the Company beginning January 1, 2008. The Company’s elected not to adopt SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(revised 2007), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS No. 141(R) also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141(R) was adopted by the Company beginning January 1, 2009. The Company will apply SFAS No. 141 (R) to business combinations executed on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB NO. 51. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest of the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 was adopted by the Company effective January 1, 2009. SFAS 160 will result in changes to the Company’s US GAAP financial reporting for noncontrolling interests and the Company is evaluating the impact that this accounting statement will have on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivatives Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (SFAS No. 161). This Statement amends the disclosure requirements of Statement 133 with the intent to provide users of financial statements with an enhanced understanding of a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under Statement 133, and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (SFAS No. 161). The Company is evaluating the impact that this accounting statement will have on its disclosures.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The Company has prepared its 2008 financial statements in accordance with this Statement, and there were no changes to their presentation.

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)	SCHEDULE I
Condensed balance sheets
December 31, 2008 and 2007
(In thousands of Mexican pesos)

Assets	2008	2007

Current assets:
Cash and cash equivalents	$1,327	$2,567,396

Accounts receivable:
Related parties	11,385	750,181
Prepaid expenses	-	-
Other receivables	32,828	44,530

Total accounts receivable, net	44,213	794,711

Total current assets	45,540	3,362,107

Long term account receivables to subsidiary companies	-	673,319
Investment in subsidiary companies	23,524,339	10,680,311

Property, net	177,591	182,017

Other assets, net	136,496	-
Deferred income taxes	-	9,207

	$23,883,966	$14,906,961

Liabilities and Stockholders’ Equity	2008	2007

Current liabilities:
Current installments of long-term debt	$4,055	$3,282
Other accounts payable and accrued expenses	43,140	7,446
Accounts payable to related parties	4,970,732	34,378

Total current liabilities	5,017,927	45,106

Deferred income taxes	682,884	-

Total liabilities	5,700,811	45,106

Stockholders’ equity:
Capital stock	4,142,696	4,030,427
Additional paid-in capital	4,208,204	3,151,317
Retained earnings	9,507,958	8,550,179
Cumulative deferred income tax	-	(970,513)
Equity adjustment for non-monetary assets	-	132,155
Effect of translation of foreign entities	595,165	(31,710)
Fair value of derivative financial instruments	(270,868)	-

Total stockholders’ equity	18,183,155	14,861,855
	$23,883,996	$14,906,961

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed statement of income
Years ended December 31, 2008, 2007 and 2006
(In thousands of Mexican pesos)

	2008	2007	2006

Income:
Equity in results of subsidiary companies	$2,073,966	$1,502,425	$2,173,486
For leasing	20,556	20,982	21,813

Total of income	2,094,522	1,523,407	2,195,299

Costs and expenses:
Depreciation	6,751	3,597	5,099
Administrative	9,073	8,680	4,468

Total costs and expenses	15,824	12,277	9,567

Operating income	2,078,698	1,511,130	2,185,732

Other income (expenses), net	(7,170)	8,568	17,020

Comprehensive financial result:
Interest expense	(203,131)	(949)	(332)
Interest income	79,443	176,207	68,190
Foreign exchange (loss) gain, net	(155,451)	(23,115)	(99)
Monetary position loss	-	(105,638)	(50,650)

Comprehensive financial result, net	(279,139)	46,505	17,109

Income before income tax	1,792,389	1,566,203	2,219,861

Income tax:
Current	461	35,883	40,452
Deferred	(4,209)	1,263	715

Net income	$1,796,137	$1,529,057	$2,178,694

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flow

Year ended December 31, 2008

(In thousands of Mexican pesos)

		2008

Operating activities:
Income before income tax	Ps.	1,792,389

Depreciation and amortization		6,751
Equity in net results of subsidiary companies		(2,073,966)
Interest income		(79,443)
Accrued interest		203,131

		(151,138)

Decrease in related parties receivables		1,646,861

Decrease in other accounts receivable and prepaid expenses		22,063
Increase in other accounts payable and accrued expenses		11,653
Increase in related parties payable		3,443,414

Resources provided by operating activities		4,972,853

Investing activities:
Acquisition of Grupo San		(8,450,796)
Net assets from mergers		(323,495)
Acquisition of property, plant and equipment		(46)
Interest collected		79,443

Resources used in investing activities		(8,694,894)

Financing activities:
Exchange rate effect on financial debt		773
Financial debt		1,325,329
Financial debt repayment		(1,325,329)
Increase in capital stock		112,269
Additional paid-in capital		1,056,886
Interest paid		(13,956)

Resources (used in ) provided by financing activities		1,155,972

Net decrease in cash and cash equivalents		(2,566,069)

Cash and cash equivalents at beginning of year		2,567,396

Cash and cash equivalents at end of year	Ps.	1,327

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed Statement of Changes in Financial Position
Years ended December 31, 2007, 2006 and 2005
(In thousands of Mexican pesos)

	2007	2006

Operating activities:
Net income	$1,529,057	2,178,694
Add (deduct) items not requiring the use of
resources:
Depreciation	3,597	5,099
Equity in net results of subsidiary companies	(1,502,425)	(2,173,486)
Gain on sale of subsidiary	-	(16,892)
Deferred income tax	1,263	715

Funds provided by operations	31,492	(5,870)

Net changes in operating assets and liabilities:
Related parties, net	103,431	(351,499)
Other accounts receivable, net	(5,745)	(12,208)
Other accounts payable and accrued expenses	(11,687)	(1,629)
Deferred revenue for leasing	-	-
Funds (used in) provided by operating activities	117,491	(371,206)

Financing activities:
Increases in capital stock	2,420,726	130,900
Contributions for future capital stock increases	-	-
Financial debt	(124)	(105)
Tax on assets	-	-
Long term account receivables to subsidiary companies	24,509	243,237

Funds provided by financing activities	2,445,111	374,032

Investing activities:
Acquisition of property	-	(29)

Funds used in investing activities	-	(29)

Net increase (decrease) in cash and equivalents	2,562,602	2,797

Cash and equivalents:
At beginning of year	4,794	1,997

At end of year	$2,567,396	$4,794

See accompanying notes to consolidated financial statements

GRUPO SIMEC, S.A. DE C.V. (PARENT COMPANY ONLY)
Condensed statement of changes in financial position
Years ended December 31, 2008, 2007 and 2006
(In thousands of Mexican pesos)

1.   Organization of the Company and certain other information:

     The accompanying condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

     Information with respect to the Company's material contingencies are presented in note 18 of the consolidated financial statements.