Form 20-F/A
period 2008-12-31
GROUP SIMEC SA DE CV
filed 2009-12-22
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A
(Amendment No. 1)

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

i

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on July 20, 2009 (the “Original 20-F”), amends Items 15A, 15B, 15D and 19 of the Original 20-F, exhibits 10.3, 12.1, 12.2 and 13.1 thereto, and the audit report of the Company’s independent public accountants, in each case to correct certain inadvertent irregularities therein. No other information included in the Original 20-F is amended hereby. For presentation purposes only, this Amendment No. 1 restates in its entirety the Original 20-F.

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

     In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. The estimated fair value of this reporting unit as of December 31, 2008 substantially exceeded its respective carrying value; therefore the Company determined there was no impairment of goodwill as of that date. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The total premium of aggregate fair value to market capitalization was approximately 157 percent. The Company’s belief that a portion of this is due to the general economic environment was corroborated by independent valuation analyses available to the public that suggested that the market capitalization as of December 2008 was significantly undervalued. Independent estimates of the Company’s market capitalization indicate an implied control premium of approximately 41 percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. The reconciliation includes such factors as historical and industry multiples, industry performance statistics, and recent comparable transaction pricing among others. A key assumption made is that, in general, business activity will be lower in 2009 and in 2008 and will recover somewhat in 2010. After that time the Company anticipates that their revenues will grow at 5% average per year approximately until 2013. If these estimates or their related assumptions for prices and demand change in the future, we may be required to record impairment charges for these assets not previously recorded.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

A. Disclosure Control and Procedures

     Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were not effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Rule 13a-15(f) defines internal control over financial reporting as “a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.”

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

     Due to our continuing growth during the year ended December 31, 2008, the current structure of our finance department became no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes, and business acquisitions processes. Our management has determined that these deficiencies constitute a material weakness. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008.

     The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm which also audited the financial statements included in the annual report.

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

Humberto Valdes Mier

Guadalajara, Jalisco, México
July 10, 2009

D. Changes in Internal Control Over Financial Reporting

     Due to our continuing growth during the year ended December 31, 2008, the current structure of our finance department became no longer sufficient to allow key supervision controls to function effectively with respect to our financial statement closing process, deferred taxes, and business acquisitions processes. This change in our internal control over our financial reporting during the year ended December 31, 2008 materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our management has determined that these deficiencies constitute a material weakness. Accordingly, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008.

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

Item 19. Exhibits

     Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

10.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

10.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.

12.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, File No. 333-138239.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F for the year ended December 31, 2008 on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón
Chief Executive Officer

By: /s/ José Flores Flores

José Flores Flores
Chief Financial Officer

Dated: December 21, 2009

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

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

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