Form 20-F
period 2009-12-31
GROUP SIMEC SA DE CV
filed 2010-09-17
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 OR

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

Adolfo Luna Luna, telephone number 011-52-33 3770-6700, e-mail aluna@gruposimec.com.mx
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2009 was:

Series B Common Stock — 497,709,214 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_|    No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes |_|    No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X|    No |_|

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes |_|    No |_|

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

i

CERTAIN TERMS

     Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) organized under the laws of the United Mexican States. Unless the context requires otherwise, when used in this annual report, the terms “we”, “our,” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries. Prior to October 24, 2006, our name was Grupo Simec, S.A. de C.V. (sociedad anónima de capital variable). Our name change resulted from the recent amendment to our by-laws incorporating the provisions required by the Mexican Securities Market Law.

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

     This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 13.0587 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2009. On September 17, 2010, the interbank transactions rate for the Peso was Ps.12.7793 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

     This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including but not limited to our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, there can be no assurance that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to:

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     This annual report includes our consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years ended December 31, 2009, 2008 and 2007. We have prepared our financial statements in conformity with Mexican Financial Reporting Standards (“MFRS” or “Mexican GAAP”) which include Bulletins and Circulars issued by the Accounting Principles Commission (“CPC”) of the Mexican Institute of Public Accountants (“IMCP”) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.) (“CINIF”). We have adjusted the financial statements of our non-Mexican subsidiaries to conform to MFRS, and we have translated them to Mexican pesos. See Note 2(d) to our consolidated financial statements included elsewhere herein.

     MFRS differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 20 to our consolidated financial statements included elsewhere herein provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

     Pursuant to MFRS, in our consolidated financial statements and the selected financial information set forth below:

  beginning January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard (MFRS) NIF B-10, Effects of inflation, we concluded that during 2008 the economic environment was non-inflationary and ceased recognition of inflation because annual inflation in Mexico published by the Mexican Central Bank (Banco de Mexico) during 2005, 2006 and 2007 was 3.3%, 4.1% and 3.8%, respectively, and the cumulatively inflation for those years was 11.6%. However, the financial information for the year ended December 31, 2007 and prior periods, is presented in Mexican pesos with purchasing power as of December 31, 2007, the last date on which we recognized the effects of inflation in our financial statements; and

  we considered that it was impractical to identify the realized and unrealized part of the deficit by holding non-monetary assets included in the Deficit on restatement of stockholders’ equity at January 1, 2008 and the Ps. 132,155 related to this amount were reclassified to retained earnings.

  MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes the replacement of the statement of changes in financial position by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated. Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities. The statement of changes in financial position first shows the entity's operating activities, then financing activities and finally its investing activities. Under this standard, the statement of cash flows may be determined by applying the direct or indirect method. The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12. The company opted to prepare and present its cash flow statement under the indirect method.

  MFRS C-8 was issued by the CINIF to replace Mexican accounting Bulletin C-8, Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible assets arise from legal or contractual rights, whether those rights are transferable or separable from the entity. On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements.
  This amount should be presented as an accounting change in consolidated financial statements. The adoption of this new MFRS was to cancel unamortizated preoperative expenses to retained earnings for Ps. 151,826 less its deferred income tax liability of Ps. 42,511 in 2009.

     Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under MFRS until December 31, 2007 has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to certain information included in the cash flow statement. See Note 20 to our consolidated financial statements included elsewhere herein.

     The following tables present the selected consolidated financial information for our company as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. The selected financial and operating information as of and for the years ended December 31, 2007, 2008 and 2009 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm. In so doing, Mancera, S.C. has relied on the audited combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and Affiliates, reported on by Moore Stephens Marcelo de los Santos y Cia., S.C, a member firm of Moore Stephens International, for the years ended December 31, 2008 and 2009. The selected financial information as of and for the year ended December 31, 2005 and 2006 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C. and are not included elsewhere herein. In so doing, in 2005 Mancera S.C. has relied on the audited consolidated financial statements of our subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, which have been reported on by BDO Hernández Marrón y Cía., S.C., a member firm of BDO International, an independent, registered public accounting firm, and are not included elsewhere herein. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	Year Ended December 31,

	2005	2006	2007	2008	2009	2009(1)

			(Millions of pesos)			(Millions of dollars)
	(except per share and per ADS data)
Income Statement Data:
Mexican GAAP:

Net sales	13,893	23,515	24,106	35,185	19,232	1,473
Direct cost of sales	11,112	19,132	20,499	29,796	17,717	1,357
Gross profit	2,781	4,383	3,607	5,389	1,515	116
Indirect manufacturing, selling,
general and administrative
expenses	742	902	874	1,379	1,253	96
Depreciation and amortization	349	450	549	895	1,048	80
Operating income (loss)	1,690	3,031	2,184	3,115	(786)	(60)
Financial (expense) income	(155)	(63)	41	(175)	(97)	(7)
Other (expense) income, net	(12)	39	21	(4)	30	2
Impairment of intangible assets	-	-	-	-	(2,368)	(181)
Income (loss) before taxes, employee
profit sharing and non-controlling
interest	1,523	3,007	2,246	2,936	(3,221)	(247)
Income tax expense (benefit) and
employee profit sharing	133	609	621	1,036	(2,045)	(157)
Net income (loss)	1,390	2,398	1,625	1,900	(1,175)	(90)
Non-controlling interest income (loss)	19	220	96	104	(852)	(65)
Controlling interest income (loss)	1,371	2,178	1,529	1,796	(323)	(25)
Net income (loss) per share	3.31	5.18	3.27	3.70	(0.65)	(0.05)
Net income (loss) per ADS (2)	9.94	15.54	9.82	11.10	(1.95)	(0.15)
Weighted average shares outstanding
(thousands)(5)	413,790	420,340	468,228	484,904	497,709	497,709
Weighted average ADSs outstanding
(thousands)	137,930	140,113	155,743	161,635	165,903	165,903
U.S. GAAP including effects of inflation until
2007:
Net sales	13,893	23,515	24,106	35,185	19,232	1,473
Cost of sales	11,116	19,059	20,422	29,755	17,783	1,362
Gross profit	2,777	4,456	3,684	5,430	1,449	111
Operating income (loss)(4)	1,654	3,144	2,310	3,166	(3,115)	(239)
Financial (expense) income	(155)	(63)	41	(175)	(96)	(7)
Other income, net	29	24	12	20	30	2
Income (loss) before taxes, employee
profit sharing and non-controlling
interest	1,528	3,105	2,363	3,011	(3,181)	(244)
Income tax expense (benefit)	140	636	653	1,057	(2,025)	(155)
Income (loss) before non-controlling
interest	1,388	2,469	1,709	1,954	(1,156)	(89)
Non-controlling interest income (loss)	18	220	122	110	(877)	(67)
U.S. GAAP adjustment on non-
controlling interest	0	25	0	0	0	0

	Year Ended December 31,

	2005	2006	2007	2008	2009	2009(1)

			(Millions of pesos)			(Millions of dollars)
	(except per share and per ADS data)
Net income (loss)	1,370	2,224	1,587	1,844	(279)	(21)
Net income (loss) per share (5)	3.31	5.29	3.39	3.80	(0.56)	(0.04)
Net income (loss) per ADS	9.93	15.87	10.19	11.41	(1.68)	(0.13)

Balance Sheet Data:
Mexican GAAP:
Total assets	15,630	18,043	22,841	30,814	26,710	2,045
Total long-term liabilities(3)	2,405	2,175	2,729	4,253	2,834	217
Total stockholders’ equity	10,316	12,960	17,252	21,305	19,982	1,530

U.S. GAAP including effects of inflation until
2007:
Total assets	15,852	18,205	22,849	30,908	26,960	2,065
Total long-term liabilities(3)	2,467	2,220	2,731	4,280	2,878	220
Total stockholders’ equity	8,539	10,801	14,813	18,182	17,965	1,376

Cash Flow Data:
Mexican GAAP:
Cash provided by operating activities	1,996	2,384	2,352	1,845	1,159	89
Cash provided by (used in) financing
activities	(260)	(417)	2,324	1,334	439	34
Cash (used in) provided by investing
activities	(2,076)	13	(484)	(9,000)	(226)	(17)

Other Data:
Mexican GAAP:
Capital expenditures	539	417	486	480	263	20
Adjusted EBITDA(6)	2,039	3,481	2,733	4,010	262	20
Depreciation and amortization	349	450	549	895	1,048	80
Working capital (7)	4,353	6,964	11,594	7,790	8,410	644
Dividends declared	0	0	0	0	0	0
Dividends declared per share	0	0	0	0	0	0
Dividends declared per ADS	0	0	0	0	0	0

Operational information:
Annual installed capacity
(thousands of tons)	2,847	2,902	2,902	3,522	3,522
Tons shipped	1,708	2,676	2,691	2,924	2,040
Mexico	899	945	900	1,028	1,285
United States, Canada and elsewhere
outside Mexico	809	1,731	1,791	1,896	755
SBQ steel	923	1,918	1,951	1,952	826
Structural and other steel products	785	758	740	972	1,214
Per ton (Mexican GAAP):
Net sales per ton	8,133	8,787	8,958	12,033	9,427	722
Cost of sales per ton	6,505	7,149	7,617	10,190	8,684	665
Operating (loss) income per ton	989	1,133	812	1,065	(385)	(29)
Adjusted EBITDA per ton	1,194	1,301	1,016	1,371	128	10
Number of employees	4,360	4,053	4,437	4,823	4,378

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the rate of Ps. 13.0587 per $1.00, the interbank transactions rate in effect on December 31, 2009.

(2)	Following our stock split effective May 30, 2006, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)

In 2009 for U.S. GAAP purposes the impairment loss of intangible assets of Ps. 2,266 millions was included as an operating expense. In 2009 we recorded other expense of Ps. 7 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2008 we recorded other expense of Ps. 24 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2007 we recorded Ps. 17 million of gain on derivative instruments in other income and an expense of Ps. 8 million for fiscal amnesty offered by the Mexican Government in other expense, which were reclassified to operating expenses for U.S. GAAP purposes. In 2006 we recorded Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of Atlax in other income which was reclassified to operating expenses for U.S. GAAP purposes. Reflects a reclassification in 2005 from other expenses under Mexican GAAP to operating expenses under U.S. GAAP of Ps. 39 million due to the cancellation of technical assistance.

(5)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split mentioned in note (2) above.

(6)

Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA derived from our Mexican GAAP financial information means Mexican GAAP net income excluding (i) depreciation, amortization and impairment loss (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss and monetary position gain or loss), (iii) other income (expense) and (iv) income tax expense and employee statutory profit-sharing expense.

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

We believe that adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates, and inflation rates, which have little or no bearing on our operating performance, (iii) other income (expense) that are not constant operations and (iv) income tax expense and employee statutory profit-sharing expense. However, adjusted EBITDA has certain material limitations, including that:

  it does not include taxes, which are a necessary and recurring part of our operations;

  it does not include depreciation, amortization and impairment loss which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs;

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

     Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to adjusted EBITDA is as follows:

	Year Ended December 31,

	2005	2006	2007	2008	2009	2009(1)

	(Millions of pesos)					(Millions of dollars)

Mexican GAAP:
Net income (loss)	1,390	2,398	1,625	1,900	(1,175)	(90)
Depreciation and amortization	349	450	549	895	1,048	80
Financial income (expense)	(155)	(63)	41	(175)	(97)	(7)
Income tax expense and employee profit sharing	133	609	621	1,036	(2,045)	(157)
Other income (expense)	(12)	39	21	(4)	30	2
Impairment of intangibles assets	-	-	-	-	2,368	181
Adjusted EBITDA	2,039	3,481	2,733	4,010	262	20

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

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End

2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	13.94	13.17	13.51	13.06

Month	High	Low	Average (1)	Period End

March 2010	12.74	12.30	12.57	12.30
April 2010	12.41	12.16	12.24	12.23
May 2010	13.14	12.27	12.73	12.86
June 2010	12.92	12.46	12.71	12.84
July 2010	13.08	12.64	12.80	12.64
August 2010	13.17	12.54	12.77	13.17

(1)	Average of month-end, period-end or daily rates, as applicable.

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

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, including the series B shares and, as a result, will likely affect the market price on the American Stock Exchange of the American depositary shares, or “ADSs,” that represent the series B shares. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos on series B shares represented by ADSs.

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

     Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our margins. During periods when prices for scrap metal, iron ore, alloys, coke and other important raw materials have increased, our industry historically has sought to maintain profit margins and pass along increased raw materials costs to customers by means of price increases. In 2008 prices of scrap metal increased approximately 57% and decreased 24% in 2009, prices of ferroalloys increased approximately 19% in 2008 and decreased 43% in 2009, electricity prices increased approximately 36% in 2008 and 17% in 2009 and gas prices increased in real terms approximately 28% in 2008 and 10% in 2009.

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

     In May 2008, we acquired 100% of the shares of Corporación Aceros DM, S.A. de C.V. and certain of its affiliates (“Grupo San”). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico in terms of production volume. Grupo San’s plants and 1,450 employees produce 700,000 tons of finished products annually. Our future success will depend in part on our ability to integrate the operations of Grupo San successfully into our historic operations. Furthermore, we cannot assure you that we will not encounter unexpected problems related to these acquired businesses, and if we do, the unbudgeted costs of addressing any such problems could be significant.

We and our auditors recently identified “material weaknesses” in our internal controls over financial reporting, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to accurately report our financial results and current and potential stockholders could lose confidence in our reporting, which would harm our business and the trading price of the ADSs or the Series B Shares.

     In connection with the preparation of our financial statements as of and for the year ended December 31, 2009, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

     Specifically, due to the growth of our operations in Mexico during 2008 primarily as a result of our acquisition in May 2008 of Corporación Aceros D.M. S.A. de C.V., the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes and for the closing of our financial statements. The personnel of our finance department also lacked the requisite level of knowledge and specialization to calculate asset impairments and conversion between MFRS and U.S. GAAP and the conversion of the financial statements of our foreign subsidiaries to MFRS. Our continuing growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which had become more complex. The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. The situation did not allow a proper supervision of the consolidation process during 2009.

     We invoiced in Mexico certain materials that were paid for in 2009 but shipped in 2010. This occurred due to a failure of a manual key control regarding our revenue recognition process. See Item 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” below.

     On April 29, 2010, our external auditor notified our Audit and Corporate Practices Committee (“Audit Committee”) and certain members of the management of Republic Engineered Products, Inc. that it had identified, during its audit of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2009, what it considered, under standards established by the Public Company Accounting Oversight Board, to be material weaknesses in internal control over financial reporting at the SimRep evaluation level. Specifically, our external auditor noted material weaknesses with regard to what it characterized as “management override of internal controls.” See Item 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” below.

     On April 29, 2010, our external auditor also noted material weaknesses in internal control over financial reporting with regard to SimRep’s adherence to its written policies with regard to accounting for working capital and fixed asset accounts. See Item 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting” below.

     In response to the notification from our external auditor described above, our Audit Committee engaged outside counsel to conduct an internal investigation concerning these matters. Following the completion of this internal investigation, our outside counsel discussed with our outside auditor the types of remedial measures that would be appropriate to address these material weaknesses in internal controls over financial reporting. After consulting with our outside auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters.

     On September 3, 2010, our Audit Committee adopted the following remedial measures to address these material weaknesses, which measures are reasonably likely to materially affect our internal controls over financial reporting:

  Republic’s senior management will now report directly to our CFO on all general accounting and financial reporting matters.

  Republic’s CFO will continue to report to and collaborate with Republic’s CEO on other matters.

  Republic’s CEO and the Director General of Industrias C.H. S.A.B. de C.V. will certify annually that they understand that Republic’s accounting staff is obligated to adhere to U.S. GAAP and that they are not permitted to instruct Republic’s accounting personnel about the accounting treatment of any matter.

  Republic will hire a professional to oversee testing of internal controls for purposes of the Sarbanes-Oxley Act of 2002, including testing related to information technologies, and a member of our audit team will perform an on-site review of Republic’s internal controls at least twice a year.

  We will retain a third party consultant to evaluate what additional resources are needed by Republic’s accounting department.

  Republic will revamp its current

whistleblower procedures to enable members of Republic’s accounting staff to anonymously report problems directly to our internal audit department.

     For further information, see Item 15.D “Controls and Procedures—Changes in Internal Control Over Financial Reporting” below.

     Furthermore, also as a result of our evaluation of the effectiveness of our internal controls in Mexico for the year ended December 31, 2009 and the material weakness and deficiencies identified during that period, we have conducted an analysis of functions and workloads in our finance department and we are implementing additional changes that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. For further information, see Item 15.D “Controls and Procedures—Changes in Internal Control Over Financial Reporting” below.

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

     Until 2008, most of our sales were in the United States and Canada. However, in 2009 approximately 63% of our sales were in Mexico (which include 6% of exports) where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our gross margins and net income.

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

     At December 31, 2009, approximately 82% of our non-Mexican and 52% of our Mexican employees were members of unions. Collective bargaining agreements are typically negotiated on a facility by facility basis for our Mexican facilities. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our results of operations and financial condition. Labor disruptions, strikes or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our business.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility that the Tecumseh Redevelop Inc. owns, and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

     The operations of our Lackawanna facility depend on certain easements and other recorded agreements relating to, among other things, our use of industrial water, compressed air, sanitary sewer and electrical power. These service and utility arrangements, initially entered into with the Mittal Steel Company N.V. (“Mittal Steel”), were effective through April 30, 2009. In 2009, however, Mittal Steel transferred its Lackawanna Plant to Tecumseh Redevelopment, Inc. (“Tecumseh”), and as a result we are currently negotiating with Tecumseh to extend these services and utility arrangements. These services and utility arrangements are currently scheduled on a month-to-month basis. If Tecumseh completely ceases to supply a particular utility service prior to the end of the current term, Tecumseh shall notify Republic sixty days prior to their intent to send a discontinuation notice and must deliver such written notice at least ninety days prior to such cessation. Within thirty days of the receipt of any such discontinuation notice, Republic can exercise its right to purchase the Tecumseh water system, in which event Republic agrees to pay Tecumseh the fair market value of the water system as determined by the average fair market value established by three independent appraisers. These rights are essential to the use and operation of our Lackawanna facility. In the event of a termination of any of these rights, due to a failure to negotiate a satisfactory outcome with Tecumseh or an inability to pay the value assigned by the independent appraisers, or for any other reason, we could be required to cease all or substantially all of our operations at the Lackawanna facility. Because we produce certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the U.S. are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

     Our sales in the U.S. are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. For the year ended December 31, 2008, direct sales of our products to one of our customers, United States Steel Corporation (“U.S. Steel”), accounted for approximately 20% of our revenues in the U.S., while in 2009 the sales to this customer represented less than 1% of our U.S. revenues. Sales to U.S. Steel represented approximately 11% of our consolidated revenues for 2008. In 2009, sales to U.S. Steel were immaterial to our consolidated revenues. During the years ended December 31, 2008 and 2009, sales to our ten largest customers in the U.S. accounted for approximately 54% and 39% of our consolidated revenues in the U.S., respectively, and approximately 16% and 31% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our cash flow and results of operations. During 2009 the sales to the automotive industry dropped by 37%, and the collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our business in 2008 and less than 1% in 2009 as sales dropped by over $350 million to U.S. Steel alone.

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

     Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. We cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations and/or be forced to shut down noncompliant operations. You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to incur material environmental compliance liabilities and costs. In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by state and local environmental authorities. See “Item 8. Financial Information—Legal Proceedings.”

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

     As of December 31, 2009, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH continues and, will continue to be in a position to elect our future directors and to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and ADSs.

We have had a number of transactions with our affiliates.

     Historically, we have engaged a number and variety of transactions on market terms or better with affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

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

     The economic downturn that began in the United States in late 2007 led to a worldwide economic recession following the financial crisis precipitated by the collapse of Lehman Brothers Holdings Inc. in September of 2008. Since this time period overall economic activity has decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, manufacturing and construction sectors in particular has reduced demand for steel products in North America and globally. The volatile global economic climate is having significant negative effects on our business and our forward view is limited because of low order backlogs and short lead times. All parts of our business have been impacted and such impacts have created certain new risks and have also affected the other risks set forth below.

     In 2009, the decreased demand in the construction sector had an negative impact in the San Luis facilities, since these facilities produce mostly rebar and mesh. When assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2009, this reporting unit did not exceed its respective carrying value; therefore, we determined there was an impairment of goodwill in the amount of Ps. 2,368 million in the Grupo San unit. We believe that this was generally caused by the general economic environment. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. A key assumption made is that, in general, business activity was lower in 2009 and 2008 and will recover somewhat in 2010.

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

     Direct sales of products to automotive assemblers and manufacturers accounted for approximately 37% of our net sales of SBQ in 2009. Demand for our products is affected by, among other things, the relative strength or weakness of the U.S. automotive industry. U.S. automotive manufacturers have experienced significant reductions in market share to mostly Asian companies and have announced planned reduction in working capacity. Many large original equipment manufacturers such as Dana Corporation, Delphi Corporation (“Delphi”) and others, have sought bankruptcy protection. In addition, two of the largest U.S. automobile manufacturers have recently filed for bankruptcy. Chrysler LLC filed for Chapter 11 bankruptcy protection on April 30, 2009 and emerged from Chapter 11 protection on June 10, 2009. General Motors Corporation filed for Chapter 11 bankruptcy protection on June 1, 2009 and emerged from Chapter 11 protection on July 10, 2009. While both companies have emerged from bankruptcy protection, they have significantly reduced their manufacturing and sales capacities. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the U.S. automotive industry may adversely affect us.

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

     The steel industry is cyclical in nature and sensitive to national and international macroeconomic conditions. Global demand for steel as well as overall supply levels significantly influence prices for our products. Changes in these two factors likely will impact our operating results. Although global steel prices increased significantly during 2004, they fell in 2005 over 2004 levels, increasing again in first three quarters of 2006, but weakening in the last quarter of 2006. In 2007, steel prices remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened in the last quarter of 2008 and 2009. In 2010, global steel prices increased again. In the first quarter of 2010, these prices increase by 5% compared to the first quarter of 2009 and 11% compared to the fourth quarter of 2009. We cannot predict or give any assurance as to prices of steel in the future.

     The costs of ferrous scrap and iron ore, the principal raw materials used in our steel operations, are subject to price fluctuations. Although our wholly-owned scrap collection and processing operations furnish a material portion of our scrap requirements, we must acquire the remainder of our scrap from other sources. Because increases in the prices we are able to charge for our finished steel products may lag increases in ferrous scrap prices, such increases in scrap prices can adversely affect our operating results. In 2004, the price of scrap increased significantly. However, scrap prices decreased significantly in 2005 over 2004 levels. In 2006, scrap prices remained similar to 2005 levels. Scrap prices increased in 2007 and 2008. In 2009, scrap prices decreased significantly. There can be no assurance that scrap prices will not increase and, if so, there can be no assurance that we will be able to pass all or a portion of these increases on through higher finished product prices.

     We purchased 50% of our iron ore pellet and 100% of our coke requirement on the open market. In 2004, U.S. Steel supplied essentially all of Republic’s iron ore and coke requirements under terms of a supply agreement that was beneficial to us. In 2005, the prices of these materials increased when we negotiated new contracts with U.S. Steel, and purchased more of the material in the open market. In 2006, iron ore and coke prices decreased from 2005 levels. Iron ore and pellet prices increased in 2007. Iron ore and coke prices increased significantly in 2008. We cannot give you any assurance that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. Moreover, we cannot give you any assurance that we will be able to pass all or a portion of higher raw material prices on through finished product prices. In 2009 we did not purchase any coke or pellets, since our Lorain, Ohio blast furnace facility was idle during 2009.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

     Energy costs constitute a significant and increasing component of our costs of operations. Energy cost as a percentage of direct cost was 9.40% for the year ended December 31, 2009 and 9% for the first quarter of 2010. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of natural gas or electricity could have a material adverse effect on our margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

     The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for gas used at the Guadalajara facility. There can be no assurance these special rates will continue to be available to us or that these rates may not increase significantly in the future. We enter into futures contracts to fix and reduce volatility of natural gas prices. We have not always been able to pass the effect of these increases on to our customers and there is no assurance that we will be able to pass the effect of these increases on to our customers in the future or to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of natural gas would materially and adversely affect our business and results of operations. As of December 31, 2009, the Company has contracted derivative financial instruments in Mexico for hedging purposes to cover the risk of fluctuations in the price of natural gas (swaps) with PEMEX Gas and Basic Petrochemicals (PGBP), Gas Natural TETCO (TETCO) Natgasmex, SA of C.V. (Natgasmex) Ecogas Mexico, S of the R. L C. V. (ECOGAS).

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

     Beginning in early 2007, following the election of Felipe Calderón Hinojosa, there has been a national government policy which has involved a concentrated effort on the part of the Mexican Federal Police and military to combat narco-trafficking cartels within Mexico. This increase in government pressure in turn led to a response in violence from well armed narco-traffickers, and the result has been an overall increase in narcotics related violence during 2008 and 2009. A recent travel alert issued by the

U.S. Department of State (Bureau of Consular Affairs) on May 6, 2010 (the “Travel Alert”), provides information for U.S. citizens on security issues in Mexico. According to the Travel Alert, violent criminal activity fueled by an increasingly violent conflict (both among Mexican drug cartels and between such cartels and Mexican security services) for control of narcotics trafficking routes continues along the U.S.-Mexico border and throughout other parts of Mexico. The Travel Alert reports that large firefights, involving the Mexican army, police and the drug cartels, have taken place in many towns and cities across Mexico and most recently in northern Mexico, including Tijuana, Chihuahua, Ciudad Juarez, Monterrey, Reynosa and other cities. Although attacks are aimed primarily at members of drug trafficking organizations and Mexican police forces, Mexican and foreign bystanders, including U.S. citizens, have been among the victims of violent attacks, homicides and kidnappings across Mexico. According to the Travel Alert, moreover, a number of areas along the border are experiencing rapid growth in the rates of many types of crime such as robberies, homicides, petty thefts, and carjackings.

We face risks related to health epidemics and other outbreaks.

     Our business could be adversely affected by the effects of swine flu or another epidemic or outbreak. In April 2009, an outbreak of swine flu occurred in Mexico and the United States and there have also been cases reported in China and elsewhere in Asia. Any prolonged occurrence or recurrence of swine flu or other adverse public health developments in Mexico may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu or any other epidemic.

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

     All Mexican companies must prepare their financial statements in accordance with MFRS which differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects. See Note 20 to our consolidated financial statements included elsewhere herein for a description of certain principal differences between MFRS and U.S. GAAP as they relate to us.

     In March 2010, the National Banking and Securities Commission in Mexico, (CNBV), required a work plan to evaluate the incorporation of International Financial Reporting Standards (IFRS) into the financial reporting for public companies in Mexico beginning with periods ending December 31, 2012. We have decided on an advisor for this project.

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

Item 4. Information on the Company

A. History and Development of the Company

Overview

     We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2009 we were the largest producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2009 we were the largest producer of structural and light structural steel products in Mexico in terms of sales volume.

     Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

     We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations has allowed us to develop long standing relationships with many of our SBQ clients, which include U.S. and Mexico based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

     Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are a sociedad anónima bursátil de capital variable, organized under the laws of the United Mexican States.

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

     On May 30, 2008, we acquired all the capital stock of Corporación Aceros DM, S. A. de C. V. and certain affiliated companies (Grupo San) for a total cost of approximately Ps. 8,730 million (US$844 million dollars). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

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

     On December 26, 2008, the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V., a subsidiary corporation of Grupo TMM, S. A. de C. V., to convert this company into the operating manager of iron and steel plants located in Mexico. On January 6, 2009, this company changed its name to Simec International 2, S. A. de C. V.

     On February 5, 2009, Simec International 2, S.A. de C.V. divested assets and liabilities to three new wholly owned Mexican subsidiaries. As a consequence of such reorganization, Simec International 3, S.A. de C.V. now operates the Tlaxcala and Puebla facilities, Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V jointly operate the San Luis de Potosí facilities, and Simec International 2, S.A. de C.V. kept the operation of the Guadalajara and Mexicali facilities.

     In 2009 we incorporated two new wholly owned subsidiaries. Simec Acero, S.A. de C.V. distributes all Grupo Simec products in Mexico and Simec USA, Corp. is in charge of distribution of our products outside of Mexico.

     On May 12, 2009, we incorporated Pacific Steel Projects, Inc., a wholly owned subsidiary organized under the laws of the State of California whose purpose is to develop technology improvement projects for our Mexican facilities.

     On August 10, 2009, Simec International, S.A. de C.V. divested assets and liabilities to four new wholly owned Mexican subsidiaries named Siminsa A, S.A. de C.V., Siminsa B, S.A. de C.V., Siminsa C, S.A. de C.V. and Siminsa D, S.A. de C.V. After the divesture, Siminsa A was merged into Simec International 2, Siminsa B was merged into Simec International 3, Siminsa C was merged into Simec International 4 and Siminsa D was merged into Simec International 5.

     On November 10, 2009, Simec International 2, Simec International 3, Simec International 4 and Simec International 5 divested assets and liabilities to Simec Steel, Inc., a new wholly owned subsidiary organized under the laws of the State of California whose purpose is to provide financing to the Mexican companies of the group and to seek new investment opportunities.

Principal Capital Expenditures and Divestitures

     We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology.

     We currently estimate capital expenditures for the year 2010 will be approximately $45.6 million (Ps. 596 million), consisting of $7.9 million (Ps. 103 million) of estimated capital expenditures in our Republic facilities and $37.7 million (Ps. 493 million) of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2010 may differ significantly from such estimate.

     In 2009, we spent $6.4 million (Ps. 84 million) on capital investments at our Republic facilities, including $0.5 million (Ps. 7 million) at the Lorain, Ohio facility, $5.7 million (Ps. 74 million) at the Lackawanna, New York facility, and $0.2 million (Ps. 3 million) at the Hamilton, Ontario, Canada facility. We spent $13.7 million (Ps. 179 million) on capital improvements at our facilities in Mexico, including $5.8 million (Ps. 77 million) at the Apizaco facility, $0.3 million (Ps. 4 million) at the Mexicali facility, $1.6 million (Ps. 21 million) at the Guadalajara facility, and $6 million (Ps. 78 million) at the San Luis facilities.

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

  a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Canton, Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic; and

  two mini-mills in San Luis Potosí, San Luis Potosí, México both of which we own through our wholly-owned subsidiary, Grupo San.

     In 2009, we had net sales of Ps. 19.2 billion, gross profit of Ps. 1.5 billion and net loss attributable to majority interest of Ps. 323 million. In 2009, approximately 43% of our consolidated sales were in the

United States and Canada, approximately 56% were in Mexico, and approximately 1% were exports to other markets outside North America.

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

     The following table sets forth, for the periods indicated, our sales volume for basic steel products. These figures reflect the sales of products manufactured at the San Luis facilities since June 1, 2008.

Steel Product Sales Volume

	Years ended December 31,

	2006	2007	2008	2009

	(thousands of tons)
I-Beams	75.7	74.5	66.2	76.8
Channels	70.3	79.5	61.4	51.0
Angles(1)	231.2	145.2	131.0	168.0
Hot-rolled bars (round, square and hexagonal rods)	1,141.9	1,189.0	1,210.8	724.6
Flat bar	154.4	182.9	106.8	67.2
Rebar	265.2	250.8	467.6	590.0
Cold finished bars	201.0	216.2	190.9	131.9
Semi-finished tube rounds	352.8	216.2	350.3	51.7
Other semi-finished trade products(2)	174.0	326.4	262.0	6.9
Electro-Welded wire mesh.	-	-	16.7	48.9
Wire rod	-	-	14.9	64.2
Electro-Welded wire mesh panel	-	-	5.6	0.0
Other	9.6	10.4	40.0	58.8

Total steel sales	2,676.1	2,691.1	2,924.2	2,040.0

(1)	Angles include structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

     We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2009, approximately 41% of our steel product sales represented SBQ steel products, of which we sold 37% to the auto part industry, 29% to service centers, 1% for energy related products, 1% for hand tools, 3% for mining equipment and the remaining 29% to other industries.

     The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales. These figures reflect the sales of products manufactured at our San Luis facilities starting since June 1, 2008.

Steel Product Sales By Region

	Mexico				U.S. and Canada(1)

			Years ended December 31,

	2006	2007	2008	2009	2006	2007	2008	2009

I-Beams	96%	97%	92%	97%	4%	3%	8%	3%
Channels	66%	67%	58%	69%	34%	33%	42%	31%
Angles	92%	81%	77%	78%	8%	19%	23%	22%
Hot-rolled bars (round, square
and hexagonal rods)	15%	21%	19%	32%	85%	79%	81%	68%
Rebar	88%	67%	81%	98%	12%	33%	19%	2%
Flat bar	97%	97%	86%	77%	3%	3%	14%	23%
Cold drawn finished bars	26%	26%	29%	24%	74%	74%	71%	76%
Semi-finished tube rounds	-	-	-	-	100%	100%	100%	100%
Other semi-finished trade products	-	-	-	-	100%	100%	100%	100%
Electro-Welded wire mesh	-	-	100%	100%	-	-	-	-
Wire rod	-	-	100%	100%	-	-	-	-
Electro-Welded wire mesh panel	-	-	100%	-	-	-	-	-
Other	100%	99%	100%	59%	-	1%	-	41%

Total (weighted average)	35%	33%	35%	63%	65%	67%	65%	37%

(1)	Includes sales principally into the United States and Canada.

     During the year ended December 31, 2009, approximately 37% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 63% of our sales by volume, with SBQ products representing approximately 14% of such sales and the remainder representing commercial steel products. Approximately 15% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors.

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

     During 2009 and 2008, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. There can be no assurance that significant levels of preproduction sales orders will continue.

     In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America MFG, Inc. and Caterpillar Inc., first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc., ArvinMeritor, Inc., Delphi, NTN Driveshaft, Inc., TRW Automotive Holdings Corp.; forger Jernberg Industries, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel. In 2009, direct sales to the automotive industry dropped by 37%, as we were able to offset some the reduction in demand with the addition of new customers. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our business in 2008 and less than 1% in 2009 as sales dropped by $350 million to US Steel alone.

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

     Since most of our sales are in the United States and Canada, we face strong competition from other steel producers in the United States and Canada. Approximately 63% of our sales in 2009 were in Mexico where we face strong competition from other Mexican steel producers. A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that will compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of the United States, Canada and Mexico we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased products at a higher cost to us, which could materially reduce our gross margins and net income.

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

     Based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), we believe that in 2009 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 70,648 tons, or approximately 3.4%, and approximately 66,239 tons, or approximately 2%, of our total finished product sales in 2009 and 2008, respectively. The revenue that we derived from I-beam products represented approximately 2% and 3.5% of our net sales in 2008 and 2009, respectively.

     In 2009, we sold approximately 181,173 tons of I-beams, channels and angles at least three inches in width (including the 70,648 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. In 2008, we sold approximately 180,576 tons of I-beams, channels and angles at least three inches in width (including the 66,239 tons of I-beams described above) which represented approximately 6% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 59% in 2009 and 45% in 2008.

     In 2009, we sold approximately 855,216 tons of hot rolled and cold finished steel bar, compared to 1,398,445 tons in 2008. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 19% and 70%, respectively, in 2009 compared to 14% and 51%, respectively, in 2008. Rebar and light structural steel together accounted for approximately 784,339 tons, or 38%, of our total production of finished steel products in Mexico and the United States in 2009, compared to approximately 670,131 tons, or 23%, in 2008. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

     We distributed our sales of SBQ steel in Mexico as of December 31, 2009 as follows:

  auto parts industry, 37.4%,

  service centers, 29.4%,

  mining equipment, 3%,

  hand tools, 1%, and

  bar processing industry, 29.2%.

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

Certifications

     ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 19, 2007 to July 18, 2010. This certification was renewed in January 2010 and will expire on March 11, 2013. We are in the process of obtaining the ISO/TS 16949 certification.

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

     In 2009, our cost of sales in Mexico, as a percentage of sales in Mexico, was 70% compared to our U.S. operations where our cost of sales, as a percentage of sales in the U.S., was 125%, and our consolidated cost of sales, as a percentage of consolidated sales, was 92%. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

     Ferrous scrap, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

     Scrap. Ferrous scrap is among the most important components for our steel production and accounted for approximately 54% of our consolidated direct cost of sales in 2009 (63% of the direct cost in our Mexico operations and 45% of the direct cost in our U.S. operations) and 42% of our direct cost of sales in 2008 (51% of the direct cost in our Mexico operations and 27% of the direct cost in our U.S. operations). Ferrous scrap is principally generated from automobile, industrial, naval and railroad industries. The market for ferrous scrap is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

     We purchase raw scrap from dealers in Mexico and the San Diego area, and processes the raw scrap into refined ferrous scrap at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined ferrous scrap requirements through three sources: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 8% and 7% of our refined scrap tonnage in 2009 and 2008, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 92% and 1%, respectively, in 2009 and approximately 91% and 2%, respectively, in 2008 of our refined ferrous scrap requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

     Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2009, since our Lorain, Ohio blast facility was idle during the year. Iron ore pellets and coke accounted for approximately 23% of our U.S. and Canadian facilities’ direct costs for the year ended December 31, 2008. The iron ore pellets and coke made up 8% and 15%, respectively, of the direct costs of sales in this period. We purchased 50% of our iron ore pellet and 100% of our coke requirement on the open market. Our Mexican facilities do not use iron ore pellets or coke.

     Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of our direct cost of sales in 2009 and 11% in 2008, and they accounted for 18% of our direct cost of sales for the year ended December 31, 2009 in our U.S. and Canadian facilities. Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Manuchar Internacional, S.A. de C.V. and Industria Nacional de la Fundición, S.A. de C.V.

     We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

     Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesivius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD. The direct cost for the ferroalloys represents 9% of our consolidated costs, 8% of the direct costs incurred at our Mexican operations and 12% of the direct costs incurred at our U.S. operations.

     Electricity. As of December 31, 2009, electricity accounted for approximately 9% of our consolidated direct cost of sales for the period (10% of the direct cost of our Mexican operations and 7% of the direct cost of our U.S. operations). Electricity accounted for 10% of our direct cost of sales in 2009 and 11% of direct cost of sales in 2008 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 8% of direct costs of sales in 2008 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. There can be no assurance that any future cost increases will not have a material adverse effect on our business. From May through October 2005 and August through October 2004, the Mexicali facility acquired electricity from Sempra Energy Solutions (“Sempra”), a company based in San Diego, California. The Comisión Reguladora de Energía of the Mexican Secretary of Energy authorized this agreement for peak hours in the period; the rates were less expensive than the rates of CFE in the same period. In 2007 and 2008, the Mexicali facility entered into a new contract with Sempra for the period May through October 2007 and May to October 2008, respectively.

     Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 6% of our consolidated direct cost of sales (7% of the direct cost of our Mexican operations and 4% of the direct cost of our U.S. operations) in 2009. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 2(g) to our consolidated financial statements, derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2009, 2008 and 2007, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized as income.

     Our contracts are forwards with a minimum volume required to purchase.

     We do not enter into contracts for the purpose of speculation. We account for these derivative instruments in accordance with Accounting Standards Codification Section 815, “Derivatives and Hedging” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging.”

Regulation

U.S. and Canadian Operations

     We are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, hazardous materials disposal. Our U.S. operations have been the subject of administrative action by state and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Item 8. Financial Information—Legal Proceedings.”

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

     Mexico-Japan Economic Association (the “Association”). The governments of Mexico and Japan started negotiations to sign the Association in June 2001. The negotiations continued until March 2004 when after fourteen rounds of negotiations the Association was signed. After the approval from the legislative authorities of both countries, the Association was effective as of April 1, 2005.

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

C. Organizational Structure

The chart below sets forth a summary of our corporate structure at December 31, 2009:

(1)

Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%), Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%), Comercializadora Simec, S.A. de C.V. (99.99%), Industrias del Acero y del Alambre, S.A. de C.V. (99.99%), Procesadora Mexicali, S.A. de C.V. (99.99%), Servicios Simec, S.A. de C.V. (100%), Sistemas de Transporte de Baja California, S.A. de C.  V. (100%), Operadora de Metales, S.A. de C.V. (100%), Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%), Arrendadora Simec S.A. de C.V. (100%), Arrendadora Norte de Matamoros, S.A. de C.V. (100%), Siderúrgica de Baja California, S.A. de C.V. (99.95%), CSG Comercial, S.A. de C.V. (99.95%), Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%), Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%), Comercializadora MSAN, S.A. de C.V. (100%), Comercializadora Aceros DM, S.A. de C.V. (100%), Promotora de Aceros San Luis, S.A. de C.V. (100%), Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%), Simec Acero, S.A. de C.V. (100%), Simec USA Corp. (100%), Pacific Steel Projects Inc. (100%), Simec Steel Inc. (100%) and Simec International, S. A. de C. V.(100%).

(2)

Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco, Mexicali, Baja California, Apizaco, Tlaxcala, cold finishing facilities in Cholula, Puebla, and San Luis Potosí.

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

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100%

Undershaft Investments, N.V.	Netherlands Antillas	100%

Pacific Steel, Inc.	USA	100%

SimRep Corporation	USA	50.22%

Republic Engineered Products, Inc.	USA	50.22%

Compañía Siderúrgica del Pacífico, S.A. de	Mexico	99.99%
C.V.

Coordinadora de Servicios Siderúrgicos de	Mexico	100%
Calidad, S.A. de C.V.

Comercializadora Simec, S.A. de C.V. (since	Mexico	100%
2007, before Administradora de Servicios de la
Industria Siderúrgica ICH, S.A. de C.V.)

Industrias del Acero y del Alambre, S.A. de	Mexico	99.99%
C.V.

Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%

Servicios Simec, S.A. de C.V.	Mexico	100%

Sistemas de Transporte de Baja California,	Mexico	100%
S.A. de C.V.

Operadora de Metales, S.A. de C.V.	Mexico	100%

Operadora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Administradora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V.

Operadora de Servicios de la Industria	Mexico	100%
Siderúrgica ICH, S.A. de C.V.

Arrendadora Simec S.A. de C.V.	Mexico	100%

Compañía Siderúrgica de Guadalajara S.A. de	Mexico	99.99%
C.V.

Arrendadora Norte de Matamoros, S.A. de	Mexico	100%
C.V. (since 2007)

CSG Comercial, S.A. de C.V. (since 2007,	Mexico	99.95%
before TMM America, S.A. de C.V. )

Comercializadora de Productos de Acero de	Mexico	99.95%
Tlaxcala, S.A. de C.V. (since 2007, before
TMM Continental, S.A. de C.V.)

Siderúrgica de Baja California, S.A. de C.V.	Mexico	99.95%
(since 2007, before Multimodal Domestic,
S.A. de C.V.)

Corporación Aceros DM, S.A. de C.V. and	México	100%
subsidiaries (since 2008)

Productos Siderúrgicos de Tlaxcala, S.A. de	México	100%
C.V. (since 2008)

Comercializadora MSAN, S.A de C.V. (since	México	100%
2008)

Comercializadora Aceros DM, S.A. de C.V.	México	100%
(since 2008)

Promotora de Aceros San Luis, S.A. de C.V.	México	100%
(since 2008)

Simec International 2, S. A. de C. V. (since	México	99.95%
2008, before Northarc Express, S.A. de C.V.)

Simec International 3, S. A. de C. V. (since	México	99.95%
2009)

Simec International 4, S. A. de C. V. (since	México	99.95%
2009)

Simec International 5, S. A. de C. V. (since	México	99.95%
2009)

Simec Acero, S. A. de C. V. (since 2009)	México	99.95%

Simec USA, Corp (since 2009)	USA	100%

Pacific Steel Projects, Inc. (since 2009)	USA	100%

Simec Steel, Inc. (since 2009)	USA	100%

D. Property, Plants and Equipment

Our Operations and Production Facilities

     We conduct our operations at twelve facilities throughout North America. At December 31, 2009, our crude steel production capacity was 4.5 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.3 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 1.9 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 3.5 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 1.7 million are located in the United States and Canada.

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

     The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below. These figures reflect the sales of products manufactured at the San Luis facilities starting from June 1, 2008.

Production Volume and Capacity Utilization

	Years ended December 31,

	2006	2007	2008	2009

	(tons in thousands)
Melt shops
Steel billet production	2,985.6	2,899.2	3,228.3	2,110.0
Annual installed capacity(1)	3,763.7	3,827.2	4,532.2	4,532.2
Effective capacity utilization	79.3%	75.7%	76.2%	46.6%
Rolling mills
Total production	2,386.0	2,384.6	2,463.6	2,015.6
Annual installed capacity(1)	2,901.9	2,901,.9	3,521.9	3,521.9
Effective capacity utilization	82.2%	82.2%	75.5%	57.2%

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

Mexican Operations and Facilities

     The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for the year ended December 31, 2009.

Mexican Production per Facility by Product

Product	Guadalajara	Mexicali	Location Apizaco/Cholula	San Luis	Total

	(Production %)
I Beams	21.1%	0%	0%	0%	5.4%
Channels	10.7%	6.6%	0%	0%	3.6%
Angles	28.6%	33.3%	0%	0%	12.0%
Hot rolled bars (round, square and
hexagonal rods)	27.5%	8.0%	44.3%	1.9%	18.4%
Rebar	4.7%	36.2%	32.5%	75.1%	42.0%
Flat bars	3.5%	5.5%	12.5%	0%	4.8%
Cold finished bars	2.7%	0%	10.3%	0%	3.2%
Electro-Welded wire mesh	0%	0%	0%	9.5%	3.5%
Wire rod	0%	0%	0%	12.4%	4.6%
Electro-Welded wire mesh panel	0%	0%	0%	0%	0%
Other	1.2%	10.4%	0.4%	1.1%	2.5%
Total	100%	100%	100%	100%	100%

     Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2009, the Guadalajara mini-mill produced 302,877 tons of steel billet and 360,750 tons of finished product operating at 87% capacity for billet production and 75% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico D.F. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,

	2006	2007	2008	2009

Steel sales (thousands of tons)	407	405	377	344
Average finished product price per ton	Ps. 7,762	Ps. 7,832	Ps. 10,749	Ps 9,073
Average scrap cost per ton	2,520	2,831	3,799	3,129
Average manufacturing conversion cost per ton of
finished product	1,809	2,141	2,862	2,922
Average manufacturing conversion cost per ton of
billet	1,203	1,349	1,642	1,583

     Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

     Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2009, the Mexicali mini-mill produced approximately 276,557 tons of billet, of which the Guadalajara mini-mill used 92,894 tons, and we sold 17,816 tons to third parties. In 2009, the Mexicali mini-mill produced 151,592 tons of finished product. In 2009 we operated the Mexicali mini-mill at 64% capacity for billet production and at 61% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2009, 36% of the products produced at the Mexicali mini-mill were rebar, 33% were angles, 8% were hot rolled bars (round, square and hexagonal rods) and the remaining 23% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,

	2006	2007	2008	2009

Steel sales (thousands of tons)	224	227	212	199.8
Average finished product price per ton	Ps. 7,188	Ps. 7,282	Ps.9,944	Ps 7.812
Average scrap cost per ton	2,155	2,757	3,856	2,999
Average manufacturing conversion cost per ton of
finished product	1,700	1,690	2,353	2,204
Average manufacturing conversion cost per ton of billet	1,020	1,083	1,548	1,456

     Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 400,000 tons of steel billet and an annual installed capacity of finished product of 480,000 tons. In 2009, the Apizaco mini-mill produced 396,849 and 353,127 tons of finished products. Our Apizaco facility is 1,112 miles from

Mexicali and less than 124 miles from Mexico D.F. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 50,000 tons. In 2009, the Cholula facility produced 35,859 tons of finished product, at 72% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

     In 2009, 33% of the products we produced at the Apizaco and Cholula facilities were rebar, 44% were hot rolled bars (round, square and hexagonals) and the remaining 23% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,

	2006	2007	2008	2009

Steel sales (thousands of tons)	425	448	387	347.4
Average finished product price per ton	Ps. 7,560	Ps. 7,866	Ps. 10,561	Ps. 8,510
Average scrap cost per ton	2,852	3,035	4,170	3,111
Average manufacturing conversion cost per ton of
finished product	2,447	2,749	3,227	2,856
Average manufacturing conversion cost per ton of
billet	1,496	1,521	1,950	1,714

     San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2009, these facilities had an annual installed capacity of 705,000 tons of billet and 620,000 tons of finished product. In 2009, the San Luis facilities produced 490,091 tons of steel billet and 484,848 tons of finished product operating at 70% capacity for billet production and 78% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2009, 75% of the products produced at the San Luis facilities were rebar, 12% wire rod, and the remaining 13% were other light structural.

     The following table sets forth, for the periods indicated, selected operating data for our San Luis facilities.

	June 1 – December 31, 2008	Year ended December 31, 2009

Steel sales (thousands of tons)	261	512.8
Average finished product price per ton	Ps. 9,701	Ps. 7,264
Average scrap cost per ton	3,659	3,115
Average manufacturing conversion cost per ton of	2,270	1,874
finished product
Average manufacturing conversion cost per ton of billet	1,571	1,382

U.S. and Canada Operations and Facilities

     We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2009, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,692,000 tons of finished product. In 2009, the Republic facilities produced 643,658 tons of steel billet, of which 23,635 tons were sold as semi-finished The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, the Republic facilities produced 665,340 tons of hot-rolled bar, of which 102,514 tons were used by the cold finish facilities. The Republic facilities produced 103,421 tons of cold finish bars. During this period, 75% of the products shipped from the Republic facilities were hot-rolled bars, 14% were cold-finished bars, 8% were semi-finished, and 3% were other semi-finished trade products.

     The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	Years ended December 31,

	2006	2007	2008	2009

Steel sales (thousands of tons)	1,620	1,611	1,687	636
Average finished product price per ton	Ps. 8,571	Ps. 9,566	Ps. 13,281	Ps. 12,373
Average scrap cost per ton	2,301	2,785	4,644	3,494
Average iron ore pellet cost per ton	677	892	1,057	0
Average manufacturing conversion cost per ton	4,771	5,724	6,499	11,906
of finished product(1)
Average manufacturing conversion cost per ton	3,530	4,370	5,028	3,975
of billet(1)

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

     Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

     Our Lorain facility had, at December 31, 2009, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2009, the Lorain facility operated at 39% of capacity for 9-10” rolling mill and 24% of capacity for 20” mill finishing and shipping production, and it produced 271,252 tons of finished products. The facility did not produce any steel billets in 2009.

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

     Canton produces blooms and billets for the three rolling mills in the Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2009, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2009, this facility produced 644,112 tons of blooms, billets and other semi-finished trade product and was operated at 46.5% capacity of steel billet.

     Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2009, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2009, this facility produced 291,211 tons of hot rolled bars and was operated at 48.7% capacity of finished product.

     Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2009, an annual installed capacity of 125,000 tons of finished product. During 2009, the Massillon facility was operated at 46% capacity of finished product and produced 58,061 tons of cold finished bars.

     Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2009, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2009, this facility produced 19,051 tons of cold finished bars and was operated at 26.7% capacity of finished product.

     Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2009, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2009, this facility produced 26,309 tons of cold finished bars and was operated at 44% capacity of finished product.

     The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2009 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)

Guadalajara	Structurals (48%); Light	electric arc furnace	360,750	480,000
	structurals (31%);	with continuous caster,
	SBQ (15%), Rebar (6%)	rolling mill and bar
		processing lines

Mexicali	Structurals (8%); Rebar	electric arc furnace	151,592	250,000
	(36%); Light structurals	with continuous caster
	(56%)	and bar rolling mills

Apizaco and Cholula	SBQ (40%); Rebar	electric arc furnace	353,127	480,000
	(32%); Light structurals	with vacuum tank
	(28%)	degasser, continuous
		caster, bar rolling
		mills, cold drawn and
		bar turning equipment

Aceros DM, San Luis	Rebar (66%), Light	three electric arc	348,898	400,000
Potosí	structurals (2%), Wire	furnaces, two
	rod (17%), Billete (2%),	continuous casters, two
	Mesh (13%)	reheating furnaces,
		rebar rolling mill and
		wire rod rolling mills

Aceros San Luis, San	Rebar (100%)	electric arc furnace,	135,445	220,000
Luis Potosí		continuous caster,
		reheating furnace and
		rebar rolling mill

Lorain(1)	SBQ (100%)	blast furnace, vacuum	271,252	838,000
		tank degasser,
		continuous caster, bar
		and wire rod rolling
		mills

Canton(2)	SBQ (100%)	electric arc furnace,	0	1,383,000
		vacuum tank degasser,
		continuous caster,
		rolling mills

Lackawanna	SBQ (100%)	reheat furnace, bar and	291,211	599,000
		wire rod rolling mills

Massillon	SBQ (100%)	cold drawn bar turning	58,061	125,000
		and heat treating
		equipment

Gary	SBQ (100%)	cold drawn bar turning	19,051	71,000
		and heat treating
		equipment

Hamilton	SBQ (100%)	cold drawn bar turning	26,039	59,000
		and heat treating
		equipment

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

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

     We have prepared our financial statements in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. See Note 20 to our consolidated financial statements included elsewhere herein for the years ended December 31, 2007, 2008 and 2009 for a summary of the principal differences between MFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP. Our consolidated financial statements and all other financial information contained herein with respect to the years ended December 31, 2007 are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted. As of January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard MFRS B-10, Effects of inflation, we ceased recognizing the impact of inflation on our financial information for the years 2008 and 2009. However, in the case of the financial information presented for the year ended December 31, 2007, it is expressed in peso purchasing power as of December 31, 2007, the last date on which we applied the method of comprehensive recognition of inflation.

A. Operating Results

Overview

     We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and elsewhere. The sharp reduction in economic activity and consumer demand in general, and in the construction, appliance, and automotive industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. The steel industry as a whole is greatly impacted by the business cycle, and the current global downturn has depressed demand for new commercial and residential construction and new automobiles in particular within the United States and the rest of North America, and this has had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008.

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

Sales Volume, Price and Cost Data, 2007 - 2009

	Year ended December 31,

	2007	2008	2009

Shipments (thousands of tons)	2,691	2,924	2,040
Guadalajara and Mexicali	632	589	544
Apizaco and Cholula	448	387	347
San Luis facilities	-	261	513
Republic facilities	1,611	1,687	636

Net sales (Ps. millions)	24,106	35,185	19,232
Guadalajara and Mexicali	4,888	6,161	4,686
Apizaco and Cholula	3,519	4,087	2,956
San Luis facilities	-	2,532	3,725
Republic facilities	15,699	22,405	7,865

Direct cost of sales (Ps. millions)	20,498	29,796	17,717
Guadalajara and Mexicali	3,123	3,995	2,954
Apizaco and Cholula	2,593	2,963	2,046
San Luis facilities	-	1,444	2,928
Republic facilities	14,782	21,394	9,789

Average price per ton (Ps.)	8,958	12,033	9,427
Guadalajara and Mexicali	7,734	10,460	8,614
Apizaco and Cholula	7,855	10,561	8,510
San Luis facilities	-	9,701	7,264
Republic facilities	9,745	13,281	12,373

Average cost per ton (Ps.)	7,617	10,190	8,685
Guadalajara and Mexicali	4,941	6,783	5,430
Apizaco and Cholula	5,788	7,656	5,890
San Luis facilities	-	5,533	5,709
Republic facilities	9,176	12,682	15,400

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

     We sell our steel products to the construction, automotive, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP decreased 6.5% in 2009 and increased 1.3% in 2008. The U.S. GDP decreased 2.4% in 2009 and increased 1.1% in 2008. Recession or a deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results

Our results are affected by international steel prices and trends in the global steel industry.

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

      Average steel prices in 2007 were above those of 2006 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers and were higher than steel prices for the 2002-2004 period. However, this new period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. Average steel prices of finished products sold in the first quarter 2009 decreased approximately 25% compared to the fourth quarter 2008, in 2009 the average steel price decrease 22% compared 2008. The average price in the first quarter of 2010 increased 4% as compared to the last quarter of 2009.

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

     Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved. In 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, imports to Mexico decreased as market conditions worsened.

     Steel imports to the United States accounted for an estimated 20% of the domestic steel market in 2009 and an estimated 23% in 2008. Foreign producers typically have lower labor costs, and are in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

     We purchase substantial quantities of raw materials, including scrap, iron ore, coal and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile.

     In addition to raw materials, natural gas and electricity are both relevant components of our cost structure. We purchase natural gas and electricity at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and increased significantly in 2008 and 2007 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased during the fourth quarter of 2008 in response to the financial crisis, they have remained highly volatile. In 2009, while natural gas prices decreased due to the financial crisis and an equivalent reduction in demand, electricity prices registered an increase.

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

  Our USA segment represents the results of our operations of Republic, including its seven plants of which six are located in the USA and one is located in Canada.

     Financial information for each segment follows:

	For the year ended December 31, 2009

	Mexico	USA	Operations between Segments	Total

Net Sales	$11,366,780	$7,864,749	$-	$19,231,529
Cost of Sales	7,927,728	9,789,026	-	17,716,754

Marginal (loss) profit	3,439,052	(1,924,277)	-	1,514,775
Indirect overhead, selling and
administrative expenses	1,612,770	688,212	-	2,300,982

Operating (loss) income	1,826,282	(2,612,489)	-	(786,207)
Impairment of intangible assets	(2,368,000)	-		(2,368,000)
Other (expense) income, net	70,102	(40,111)	-	29,991
Financial income (expenses), net	21,726	(39,595)	-	(17,869)
Exchange loss, net	(78,429)	-	-	(78,429)

Income (loss) before income tax	(528,319)	(2,692,195)	-	(3,220,514)
Income tax	(1,067,426)	(977,976)	-	(2,045,402)

Net income (loss)	$539,107	$(1,714,219)	$-	$(1,175,112)

Other Data	Mexico	USA	Operations between Segments	Total

Total Assets	$18,301,753	$8,581,370	$-	$26,883,123
Depreciation and
Amortization	783,414	264,468	-	1,047,882
Additions of property, plant
and equipment, net	176,249	86,958	-	263,207

	For the year ended December 31, 2008

	Mexico	USA	Operations between Segments	Total

Net Sales	$12,780,358	$22,448,283	$(43,421)	$35,185,220
Cost of Sales	8,402,516	21,438,719	(45,072)	29,796,163

Marginal Profit	4,377,842	1,009,564	1,651	5,389,057
Indirect overhead, selling and
administrative expenses	1,567,060	706,768	-	2,273,828

Operating income	2,810,782	302,796	1,651	3,115,229
Other (expense) income, net	(29,166)	25,250	-	(3,916)
Financial income (expenses), net	100,522	(22,000)	-	78,522
Exchange loss, net	(253,183)	-	-	(253,183)

Income before income tax	2,628,955	306,046	1,651	2,936,652
Income tax	937,761	98,542	-	1,036,303

Net income	$1,691,194	$207,504	$1,651	$1,900,349

Other Data	Mexico	USA	Operations between Segments	Total

Total Assets	$19,885,862	$10,928,155	$-	$30,814,017
Depreciation and
Amortization	677,339	217,967	-	895,306
Additions of property, plant
and equipment, net	148,749	331,055	-	479,804

	For the year ended December 31, 2007

	Mexico	USA	Operations between Segments	Total

Net Sales	$8,407,018	$16,118,609	$(419,533)	$24,106,094
Cost of Sales	5,716,571	15,199,112	(416,765)	20,498,918

Marginal Profit	2,690,447	919,497	(2,768)	3,607,176
Indirect overhead, selling and
administrative expenses	837,246	585,913	-	1,423,159

Operating income	1,853,201	333,584	(2,768)	2,184,017
Other (expense) income, net	(8,666)	29,995	-	21,329
Financial income (expenses), net	291,189	(17,876)	-	273,313
Exchange loss, net	(37,879)	-	-	(37,879)
Result on monetary position	(227,014)	32,083	-	(194,931)

Income before income tax	1,870,831	377,786	(2,768)	2,245,849
Income tax	435,973	184,701	-	620,674

Net income	$1,434,858	$193,085	$(2,768)	$1,625,175

Other Data
Total Assets	$15,221,534	$7,619,723	$-	$22,841,257
Depreciation and
Amortization	334,010	215,246	-	549,256
Additions of property, plant
and equipment, net	168,926	316,742	-	485,668

The Company’s net sales to foreign or regional customers during 2009, 2008 and 2007 are as follows:

	Sales

	2009	2008	2007

México	$10,685,259	$11,366,526	$7,393,755
USA	7,829,024	21,622,442	15,296,430
Canada	502,286	598,711	583,917
Latin America	135,965	394,998	113,058
Other (Europe and Asia)	78,995	1,202,543	718,934

Total	$19,231,529	$35,185,220	$24,106,094

Comparison of Years Ended December 31, 2009, 2008 and 2007

Net Sales

     Net sales decreased 45% to Ps. 19,232 million in 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 3,725 million and including sales in Mexico of Ps. 11,367 million and net sales in the United States and Canada of Ps. 7,865 million) compared to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million and including sales in Mexico of Ps. 12,780 million and net sales in the United States and Canada of Ps. 22,405 million). Net sales increased 46% to Ps. 35,185 million in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,532 million and including sales in Mexico of Ps. 12,780 million and net sales in the United States and Canada of Ps. 22,405 million) compared to Ps. 24,106 million in 2007 (including sales in Mexico of Ps. 8,407 million and net sales in the United States and Canada of Ps. 15,699 million). The decrease in sales can be explained due to lower shipments during 2009, compared with 2008 (884 thousand ton decrease), including the net sales generated by the newly acquired plants of Grupo San of 513 thousand tons and 22% decrease in the average price of steel products. The increase in sales can be explained due to higher shipments during 2008, compared with 2007 (233 thousand ton increase), including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons and 34% increase in the average price of steel products. Shipments of finished steel products decreased 30% to 2,040 thousand tons in 2009 (including the net sales generated by the newly acquired plants of Grupo San of 513 thousand tons) compared to 2,924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons). Shipments of finished steel products increased 9% to 2,924 thousand tons in 2008 (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) compared to 2,691 thousand tons in 2007.

     Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products decreased 60% to 755 thousand metric tons in 2009 compared to 1,896 thousand metric tons in 2008, due to the drop of the automotive sector mainly, while total Mexican sales increased 25% from 1,028 thousand metric tons in 2008 to 1,285 thousand metric tons in 2009. Sales outside Mexico (including sales by our U.S. subsidiaries) of basic steel products increased 6% to 1,896 thousand metric tons in 2008 compared to 1,791 thousand metric tons in 2007, while total Mexican sales increased 14% from 901 thousand metric tons in 2007 to 1,028 thousand metric tons in 2008.

     The average price of steel products decreased 22% in real terms in 2009 compared to 2008. The average price of steel products increased 34% in real terms in 2008 compared to 2007. We attribute the 2009 decrease due to lower prices prevailing in the worldwide steel markets and in 2008 we attribute the increase to higher prices prevailing in the worldwide steel markets.

Direct Cost of Sales

     Our direct cost of sales decreased 41% from Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million) to Ps. 17,717 million in 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 2,928 million). Our direct cost of sales increased 45% from Ps. 20,499 million in 2007 to Ps. 29,796 million in 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,444 million). Direct cost of sales as a percentage of net sales was 92% in 2009 and 85% in 2008 and 2007. The decrease in the direct cost of sales is due to a lower shipment in 2009, compared to 2008 in 884 thousand tons or 30%, and the increase in the direct cost of sales is attributable mainly to an increase of 34% in the average cost of raw materials used to produce steel products in 2008 versus 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 9% increase in shipments. The higher cost of sales of the Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations are approximately $2.5 and $4 per hour on average compared to average hourly wages in our U.S. operations of an average of more than $54 and $30 per hour in 2009 and 2008, respectively. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel. The average cost in 2009, decreased 15% compared to 2008 primarily as a result of the decreased in the prices of raw materials, scrap and alloys, while the average cost of raw materials that we used to produce steel products increased 34% in real terms in 2008 compared to 2007, primarily as a result of increase in the price of scrap and certain other raw materials.

Gross Profit

     Our gross profit in 2009 decreased 72% to Ps. 1,515 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 797 million) compared to Ps. 5,389 million in 2008. This decrease in gross profit was principally due to 30% of lower shipments of tons in 2009. Our gross profit in 2008 increase 49% to Ps. 5,389 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 1,088 million) compared to Ps. 3,607 million in 2007. This increase in gross profit was principally due to an increase of 9% in sales volume. As a percentage of net sales, our gross profit was 8% in 2009 and 15% in 2008 and 2007.

Indirect Manufacturing, Selling, General and Administrative Expenses

     Our indirect manufacturing, selling, general, and administrative expenses (including depreciation and amortization) in 2009 increased 1% to Ps. 2,301 million, (including Ps 346 of amortization of the tangible and intangible assets registered by the acquisition of Grupo San), from Ps. 2,274 million in 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 433 million and the depreciation and amortization of the tangible and intangible assets of Ps. 277 million registered by the acquisition of Grupo San) from Ps. 1,423 million in 2007.

     The operating expenses as a percentage of net sales represented 12% in 2009 and 6% in 2008 and 2007. We recorded an increase of Ps.153 and 346 million, or 17% and 63%, in depreciation and amortization expense in 2009 and 2008 respectively, which in 2009, was Ps.1,048 million and Ps. 895 million in 2008, while in 2007 was Ps. 549 million. We attribute the increases in expenses in 2008 and 2009 to the inclusion of the depreciation and amortization of the newly acquired plants of Grupo San.

Operating (Loss) Income

     Operating loss was Ps. 786 million in 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 303 million) compared to Ps. 3,115 million of operating income in 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 655 million). Our operating income increased 43% from Ps. 2,184 million in 2007 to Ps. 3,115 million in 2008 (including Ps. 655 million of operating profit from the newly acquired plants of Grupo San which we began consolidating as of June 1, 2008). Operating loss represented 4% of our net sales in 2009 compared to 9% of operating income in 2008 and 2007. In 2009 the operating loss is due to lower shipments of 30% during 2009 compared with 2008. In 2008 we attribute the increase in operating income due to the increase of 9% in sales volume (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) and an increase of 34% in the average price of steel products.

Other Income (Expense), Net

     We recorded other income, net, of Ps. 30 million in 2009. This amount reflected:

  expense of Ps. 7 million for employee profit sharing;

  other income of Ps. 37 million by returns of tax from investment in new projects.

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

Impairment of Intangible Assets

     In 2009, the Company recognized an impairment of Ps. 2,368 million, which diminished the value of the goodwill of Grupo San and the trademark “San 42” for Ps. 2,352 million and Ps. 16 million, respectively.

Financial Income (Expense)

     We recorded financial expense of Ps. 96 million in 2009 and Ps. 175 million in 2008 compared to financial income of Ps. 41 million in 2007. Financial income or expense reflects the sum of three components: exchange gain or loss, net interest income or expense and gain or loss from monetary position until 2007. We recorded an exchange loss of approximately Ps. 78 million in 2009 and Ps. 254 million in 2008, compared to an exchange loss of approximately Ps. 37 million in 2007. These exchange results reflect the 4% increase and 25% decrease in the value of the peso versus the dollar in 2009 and 2008, respectively, and 0.1% decrease in the value of the peso versus the dollar in 2007.

     As of January 1, 2008, and as a result of the adoption of the MFRS B-10, Effects of inflation, we ceased recognizing the gain or loss from monetary position on its financial information for the years 2009 and 2008. We recorded a loss from monetary position of Ps. 195 million in 2007 reflecting the domestic inflation rate of 3.6 % for the year ended December 31, 2007

     Our net interest expense in 2009 was Ps. 18 million compared to a net interest income of Ps. 79 million in 2008 (reflecting the use of cash and debt for the acquisition of Grupo San) and Ps. 273 million of net interest income in 2007. The income of 2007 reflects larger cash balances during this year partly reflecting the capital stock increase in February 2007.

Income Tax

     In 2009, we recorded an income tax benefit of Ps. 2,045 million. This income is attributable to the loss before taxes incurred in 2009 and the reversal of the additional tax liability from other tax transactions of Ps. 1,143 million.

     For the years ended December 31, 2008 and 2007 we recorded an income tax provision of Ps. 1,036 million and Ps. 621 million, respectively. These amounts included a provision for deferred income taxes of Ps. 293 million in 2008 and Ps. 509 million in 2007.

     Our effective income tax rates for the fiscal years ended December 31, 2009, 2008 and 2007 were (63.5%), 35.3% and 27.6% respectively. In 2008, income tax rate was higher than the statutory rate, mainly because the new Flat-Rate Business Tax paid during the year and an increase in the deferred tax valuation allowance. The effective income tax rate for 2009 increased as a result of the benefits recorded, as discussed above.

     On December 7, 2009, a tax reform bill was approved and published for the 2010 fiscal year, and it reforms and amends certain tax regulations. This reform came into force as of January 1, 2010, and enacts an income tax rate increase that will be effective as follows: 30% for 2010, 2011, and 2012, 29% for 2013, and 28% for 2014 and thereafter.

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

Net (Loss) Income

     We recorded a net loss of Ps. 1,175 million in 2009 and net income of Ps. 1,900 million and Ps. 1,625 million in 2008 and 2007, respectively. We attribute the loss in 2009 to the impact of lower sales due to the recession in the automotive and construction industries and the impairment of assets. We attribute the income in 2008 to an increase of 9% in sales volume (including the net sales generated by the newly acquired plants of Grupo San of 261 thousand tons) and an increase of 34% in the average price of steel products.

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

     Management believes that the critical accounting policies which require the most significant judgments and estimates used in the preparation of the financial statements relate to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets and valuation allowance on accounts receivable. We evaluate the recoverability of deferred income tax assets, including those for net operating loss (NOL) carryforwards, whether the probability of not recovering all or a portion of them was more likely than not. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, we considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. As part of our analysis, we also considered the impact of Mexico’s Flat-Rate Business Tax in the projected utilization of NOLs to determine which tax system (the regular income tax or the Flat Rate Business Tax) would be more likely to limit the realization of deferred tax assets. To the extent that the Flat Rate did not limit recognition of deferred tax assets, we projected future taxable profits for a period of four years. Based on the Company’s evaluation, it determined the amount of deferred tax asset that is more likely than not to be realized in the future against those taxable profits, and records an allowance for the deferred tax asset amount that it does not expect to recover in the future. Any deferred tax amounts which were not recovered in that time period or through the reversal of deferred tax liabilities had a valuation allowance provided for their realization.

     We evaluate periodically the adjusted values of our property, plant and equipment and intangible assets to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets. The class of our assets which most require complex determinations based upon assumptions and estimates relates to indefinite lived intangibles including goodwill, due to the current market environment.

     In assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimate future cash flows and other factors to determine the fair value of the respective assets. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. We estimate the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations. In order to estimate our cash flows used in impairment computations, we considered the following:

  Our history of earnings;

  Our history of capital expenditures;

  The remaining useful lives of our primary assets;

  Current and expected market and operating conditions; and

  Our weighted average cost of capital.

     Under U.S. GAAP, if the carrying amount of the reporting units exceeds its related fair value, we should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of our net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under U.S. GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. As of December 31, 2009, the implied goodwill under the second step process was Ps. 1,916 million, resulting in a U.S. GAAP reconciliation adjustment of Ps. 102 million. Additionally, we reconcile the aggregate fair value of the reporting units to our market capitalization. Our market capitalization as of December 31, 2009 indicates an implied control premium of approximately 25%. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short- and long-term growth expectations.

     Other intangible assets are mainly comprised of trademarks, customer listings and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2009, there was no impairment charge related to other intangible assets.

     As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides, we adjusted the key assumptions used in the valuation model. As of December 31, 2009, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

  Discount rate: 18.1%
  Sales: we estimate sales will start a recovery in the years 2010, 2011, and 2012 to basically reach its 2008 sales level at the year 2012. After 2012, no sales increases in volume terms are considered in the valuation model.

     If these estimates or their related assumptions for prices and demand change in the future, we may be required to record additional impairment charges for these assets.

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

New Accounting Pronouncements

The most important new pronouncements that became effective on January 1, 2009 are summarized below:

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

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

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

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a SPE, through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

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

See the effects of the implementation of the MFRS in Note 10 to our financial statements.

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

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

There are no new pronouncements that will be effective in 2010. The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies, are as follows:

MFRS B-5, Financial Information by Segment

In November 2009, the CINIF issued MFRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. MFRS B-5 will replace Mexican accounting Bulletin B-5.

MFRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

  Information to be disclosed – MFRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most- senior business decision makers. MFRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

  Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

  Segments in the pre-operating stage – Under MFRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

  Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

  Disclosure of liabilities – MFRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most- senior business decision makers.

  MFRS B-9, Interim Financial Information

  In November 2009, the CINIF issued Mexican MFRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. MFRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

  MFRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

  Condensed statement of financial position;

  Condensed income statement or statement of activities, as applicable;

  Condensed statement of changes in shareholders’ equity;

  Condensed statement of cash flows;

  Notes to financial statements with select disclosures must also be included.

  MFRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

  At the date of the financial statements, management is evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position.

a) International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it debriefed that this Commission will perform the necessary regulatory adaptations on which it will establish the requirements for the listed companies to prepare and reveal their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

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

     On December 31, 2009, our total consolidated debt was U.S. $302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

     On December 31, 2008, Republic maintained a $150 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). This facility was scheduled to mature on May 20, 2009. On December 1, 2008, Republic was granted an extension of the GE credit facility until May 20, 2010, at the Company’s election. However, on October 30, 2009, the Company changed the termination date to December 31, 2009, and the Company did not have access to a revolving credit facility on December 31, 2009.

     At December 31, 2008, Republic had $0.6 million in outstanding borrowings and had $5.8 million in letters of credit under the GE credit facility. As this agreement was terminated on December 31, 2009, there were no outstanding borrowings at December 31, 2009. However there were outstanding letters of credit of $6.4 million open as of December 31, 2009 creating an event of default under the GE Credit Facility. In this event of default, GE Capital withheld $6.7 million of funds from Republic’s bank account during January 2010 to cover the outstanding letters of credit plus 5% cash collateral to be held as security until the letters of credit issued by GE Capital are cancelled. During February 2010, one of the letters of credit was replaced by JP Morgan Chase and GE Capital refunded $3.9 million to the Company.

     Borrowings under the GE credit facility were bearing interest, at Republic’s option, at an index rate equal to the higher of the “prime rate” published from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. Through October 29, 2009, the applicable margins ranged from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The margins on the unused facility fee ranged from 0.50% to 0.375%. Through October 29, 2009, Republic was required to pay an unused facility fee of 0.50% per annum. On October 30, 2009 through December 31, 2009, the applicable margin was 2% for index rate loans and 3% for LIBOR loans, and the unused facility fee was increased to 0.75% per annum.

     On September 6, 2006, Republic entered into a subordinated demand promissory note with Industrias CH. Interest accrues at a rate of 5.23% per annum. As of December 31, 2008 and 2007, Republic had $20 and $4.2 million, respectively, outstanding under this intercompany promissory note. As of December 31, 2009, Ps. 200.1 million (presented net of an account receivable of Ps. 82.4 million) of the amount payable to Industrias CH, Ps. 374.3 million of the amount payable to Tuberías Procarsa, Ps. 63.3 million of the amount payable to Pytsa Industrial de México, Procarsa Tube and PPE Ps. 91.6 million and Ps. 10.8 million of the amount payable to Aceros y Laminados Sigosa are notes payable denominated in dollars at an indefinite term and bear interest at 0.25% per year.

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

     On May 30, 2008, we acquired 100% of the stock of Grupo San for approximately U.S. $844 million (Ps. 8,730 million). To finance the purchase price, on May 29, 2008 we accepted a loan from Banco Inbursa S.A. for U.S. $120 million (Ps. 1,325 million) at Libor + 1.45% that was due on May 29, 2009, which debt has since been repaid in full. We also received U.S. $112.5 million (Ps. 1,169 million) of capital stock increase from Industrias CH that was formalized on July 22, 2008. We paid the remaining balance of the purchase price through our own cash reserves.

     We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity, or debt substantially all of which was subsequently converted to equity), most significantly for the purpose of repaying third party indebtedness, and limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. In part due to this offering, as of December 31, 2007, we had on hand cash in the amount of approximately U.S.$589 million. As of December 31, 2008, we had cash and cash equivalents of Ps. 576.7 million and as of December 31, 2009 we had cash and cash equivalents of Ps. 1,948 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through the next 12 months, including our currently anticipated capital expenditures.

     Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2007, 2008 and 2009:

Principal Cash Flows

	Years ended December 31,

	2007	2008	2009

	(millions of constant December 31, 2007 Pesos)
Funds provided by operating activities	2,352	1,845	1,159
Funds provided by financing	2,324	1,334	439
Funds (used in) investing activities	(484)	(9,000)	(226)

     The amounts presented in the table above are not comparable, due to the adoption of MFRS B-2 Cash flow statement in January 1, 2008. The information for 2007 is presented in accordance with MFRS B-12 Statement of changes in financial position.

     Our net funds provided by operations were Ps. 1,159 million in 2009, Ps. 1,845 million in 2008 and Ps. 2,352 million in 2007 and reflected the net loss of 2009.

     Our net funds provided by financing activities in 2009 were Ps. 439 million, as compared to Ps. 1,334 million in 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008). In 2007, net funds provided by financing activities in 2007 were Ps. 2,324 million (which amount includes the capital increase of Ps. 2,421 million in February 2007).

     We attribute our net funds used in investing activities primarily to the acquisition of new facilities (Grupo San), property, plant and equipment and other non-current assets. Our net funds used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 226 million in 2009 and Ps. 9,000 million in 2008, primarily due to our use of net funds to acquire Grupo San for Ps. 8,730 million, as compared to net funds used for investing activities of Ps. 484 million in 2007 (to acquire property, plant and equipment and other non-current assets).

     We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 7 to our audited financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

     As of December 31, 2009, we had no material commitments for capital expenditures.

C. Research and Development, Patents and Licenses

     We do not own any registered patents or copyrights which are material to our business as a whole.

D. Trend Information

     In the first quarter 2010 net sales increased 26% compared to the fourth quarter 2009. Sales in tons of finished steel increased 14% in the first quarter 2010 compared with the fourth quarter 2009. Prices of finished products sold in the first quarter 2010 increased approximately 11% compared to the fourth quarter 2009.

     All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also “Item 5A—Operating and Financial Review and Prospects—Overview of Operating Results.”

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

F. Contractual Obligations

     The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2009:

	Maturity

	Less than 1 year	1 – 3 years	4 – 5 years	In excess of 5 years	Total

	(millions of pesos)
Short-term debt obligations of related parties(1)	727	-	-	-	727
Short-term debt obligations	4	-	-	-	4
Long-term contractual obligations	-	-	-	-	-
Total	731	-	-	-	731

(1)	Note payable to Industrias CH, Tuberias Procarsa, Pytsa Industrial de México, Aceros Laminados Sigosa is denominated in U.S. dollars, is for an indefinite term and bears annual interest at a rate of 0.25%.

     On December 31, 2009 and 2008, the net carrying value of property, plant and equipment for various equipment and computer capital leases was $0.4 million (gross carrying value of $2.0 million net of accumulated amortization of $1.6 million). The Company’s capital leases require future minimum payments of $0.3 million for 2010 and $11.0 thousand for 2011, at which time these obligations will be repaid in full. The current and non-current portions of the capital lease obligations are included in other accrued liabilities and other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

     Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts will expire on several different dates by the end of 2013. During the years ended December 31, 2009, 2008 and 2007, the expenses for operating leases were Ps. 80 million, Ps. 84 million and Ps. 77 million, respectively. At December 31, 2009, total minimum lease payments under non-cancelable operating leases are Ps. 30 million in 2010, Ps. 21 million in 2011, Ps. 7.8 million in 2012 and Ps. 3.9 million in 2013. At December 31, 2009 there are no additional obligations after 2013.

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

     The current members of our board of directors were nominated and elected to such position at the 2010 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

     In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Committees.”

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

Name	Position	Position Held Since

Luis García Limón	Chief Executive Officer	1982*
Adolfo Luna Luna	Chief Financial Officer	2010
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

*	Represents the date as of which Mr. García Limón first held this office with our predecessor, CSG.

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

     Adolfo Luna Luna. Mr. Luna was born in 1955. He is currently our chief financial officer. From 2004 to 2009 he was our chief financial officer of the facility of Tlaxcala. From 2001 to 2004 he was our chief financial officer of Grupo Simec, S. A. B. de C. V. Previously, Mr. Luna was the auditor manager of Grupo Simec, S. A. B. de C. V. from 2000 to 2001.

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

B. Compensation

     For the years ended December 31, 2009 and 2008, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 28.9 million and Ps. 26.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C. Board Practices

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

     The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on April 30, 2010, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

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

D. Employees

     As of December 31, 2009, we had 4,378 employees (of whom 2,738 were employed at our Mexico facilities, and 1,413 were unionized, and 1,640 were employed at the Republic facilities, of whom 1,345 were unionized) compared to 4,823 employees at December 31, 2008 (of whom 3,030 were employed at our Mexico facilities, and 1,581 were unionized, and 1,793 were employed at the Republic facilities, of whom 1,292 were unionized) compared to 4,437 employees at December 31, 2007 (of whom 1,915 were employed at our Mexican facilities, and 1,136 were unionized, and 2,522 were employed at the Republic facilities, and 2,060 were unionized).

     The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through union contracts. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current contract.

  Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Edo. de Jalisco. The contract expires on February 14, 2011.

  Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on February 1, 2011

  Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metalicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2011

  Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalurgicos Fundidores, Mecánicos y Conexos Crom del Estado. The contract expires on February 28, 2011.

  San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM; and at the Aceros DM and Abastecedora Siderúrgica facilities: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM. The contracts expire on January 21, 2011, January 14, 2011 and January 14, 2011, respectively.

     We have had good relations with the unions in our Mexican facilities. The bargaining agreements are revised every two years, and wages are adjusted every year.

     Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

     Collective Bargaining Agreements

     Eighty-two percent of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). During the year ended December 31, 2007, the Company negotiated a new collective bargaining agreement effective from August 16, 2007 through August 15, 2012 (new labor agreement). The previous collective bargaining agreement expired on August 15, 2007 (previous labor agreement). For the Mexican operations, approximately 52% of the employees are under a collective contract. The Mexican collective contracts expire in periods greater than one year.

     Defined Contribution Plans

     Both the new and previous labor agreements provide for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. Under the previous labor agreement, the contribution amount was U.S.$3.00 for every hour worked through August 16, 2004, U.S.$3.50 for every hour worked through August 16, 2005, and U.S.$3.80 for every hour worked thereafter until August 16, 2007. The new labor agreement requires a contribution to the retirement healthcare plan of U.S.$3.00 for every hour worked, not to be less than U.S.$2.85 million per quarter, but not to exceed U.S.$11.4 million per year. Contributions are made to the pension plan at a rate of U.S. $1.68 per hour as defined in the new labor agreement. The new contribution rates and contribution limit were effective beginning August 16, 2007. For the years ended December 31, 2009, 2008, 2007 and 2006 the Company recorded Ps. 251 million, Ps. 216 million, Ps. 176 million and Ps. 170 million, respectively, of expense related to these funding obligations.

     The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and the Company’s matching 401(k) contributions. For years ended December 31, 2009, 2008, 2007 and 2006 the Company recorded expense of Ps. 25.8 million, Ps. 31.3 million, Ps. 26 million and Ps. 27.1 million respectively. Effective April 1, 2007, the Company amended the defined contribution retirement plan to include all employees covered by the USWA labor agreement. Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions.

     Profit Sharing Plans

     The previous labor agreement included a profit sharing plan to which the Company was required to contribute 15.0% of its quarterly pre-tax income, as defined in the previous labor agreement, in excess of U.S.$12.5 million. This plan remained in effect until December 31, 2007 under the new labor agreement. For the years ended December 31, 2007 and 2006 the Company recorded Ps. 80 million and Ps. 93 million, respectively, related to its profit sharing funding obligation under the previous labor agreement. The new labor agreement also includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the new labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S. $50.0 million to U.S. $100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For the year ended December 31, 2008, the Company recorded Ps. 51 million related to its profit sharing funding obligation under the new labor agreement. For the year ended December 31, 2009, there was no profit sharing earned, accrued or recorded.

     In 2004, Republic Inc. adopted a profit sharing plan for salary and nonunion hourly employees excluding a select group of managers and executives. The Company is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of U.S.$12.5 million. For the years ended December, 2008, 2007 and 2006 the Company recorded expense of Ps. 26 million, Ps. 16 million and Ps. 21.5 million, respectively, under this plan. For the year ended December 31, 2009, there was no profit sharing earned, accrued, or recorded.

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

     Effective January 1, 2008, Republic Inc. adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, the Company adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan. The plans were based on attaining the 2008 Business Plan (EBITDA) and other performance targets. The objectives were measured on a quarterly basis. Individuals designated as participants in these plans were excluded from the profit sharing plan. For the year ended December 31, 2008, the Company recorded Ps. 26 million of expense under these incentive plans. For the year ended December 31, 2009, there were no incentives earned under these plans as the target threshold for the year were not met.

     Deferred Compensation Plan

     The Company had a deferred compensation plan covering certain key employees. The plan allows for the covered employees to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. The Company recorded expense related to the deferred compensation plan of Ps. 1.1 million for each of the years ended December 31, 2007 and 2008 and Ps. 1.3 million for the year ended December 31, 2009.

E. Share Ownership

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At December 31, 2009, Rufino Vigil González, the chairman of our board of directors, owned approximately 62% of Industrias CH directly or through its subsidiaries, and Eduardo Vigil González, a member of our board of directors, owned 0.6%.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     As of May 31, 2010, we had 497,709,214 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns approximately 62% of Industrias CH directly or through its subsidiaries.

     Our major shareholders do not have voting rights different from the rights of our other shareholders.

     The following table shows the ownership of our series B shares as of June 1, 2010.

Name of Shareholder	Number of shares owned		% of shares owned

Industrias CH	275,369,337		55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866		20.0%
Operadora de Manufacturera de Tubos, S.A. de C.V. (2)	27,207,654		5.5%
Aceros y Laminados Sigosa, S.A. de C.V(1)	4,377,776		0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406		1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628		0.5%
Compañia Mexicana de Tubos, S.A. de C.V. (2)	3,841,082		0.8%
Public Investors	79,022,465		15.8%

Total	497,709,214	(3)	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

(3)	Includes 23,087,603 shares issued to Industrias CH and its subsidiaries on July 22, 2008.

     At May 31, 2010, 473,842,801 series B common shares were held in Mexico by approximately 448 shareholders who were record holders in Mexico and 18 were ADS record holders in the US.

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

     From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2007 these sales totaled Ps. 28 million, in 2008 they totaled Ps. 371 million and in 2009, they totaled Ps. 150 million. In addition, in 2007, 2008 and 2009 we purchased Ps. 76 million, Ps. 89 million, and Ps. 38 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

     We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and other of our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis. In 2007 we paid Ps. 12 million to Industrias CH for its services, in 2008 we paid Ps. 13 million and in 2009 we paid Ps. 15 million. Please also refer to footnote 16 to our financial statements for information regarding a sale of a subsidiary to Industrias CH.

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

     We estimated, based on experience in prior years and using the same processes, a liability of between $0.8 million and $1.7 million. Due to the above, at December 31, 2002, and 2003, we created a reserve for this contingency of approximately $0.8 million and $1.7 million, respectively. At December 31, 2009, such reserve is Ps. 6.2 million ($0.5 million).

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

     Environmental Liabilities. At December 31, 2009 and 2008, we had a reserve of $3.4 and $4 million (Ps. 44.4 and Ps. 54.2 million) to cover probable environmental liabilities and compliance activities. The current and non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses” and “Other Long-Term Liabilities”, respectively, in the financial statement. We have no knowledge of any additional environmental remediation liabilities or contingent liabilities related to environmental issues in regards to the facilities; consequently, it would not be appropriate to establish an additional reserve at this time.

     As is the case for most steel producers in the United States and Canada, we may incur material expenses related to future environmental issues, including those which arise from environmental compliance activities and the remediation of past administrative waste practices in our U.S. facilities.

     Our currently dividend distribution policy is to reinvest all profits.

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

     On July 22, 2008 at a Shareholders Meeting, the Shareholders approved an increase to the capital stock in its variable portion of Ps. 134,695, represented by 27,699,442 ordinary series B shares, with a subscription price of 50.64 Pesos which included a stock premium of 45.7772612088 Pesos for each share. In this same meeting Industrias CH, two of its affiliate companies, and other related companies were authorized to subscribe and pay for 23,087,603 of these shares, and the 4,611,839 remaining shares were offered to the rest of the shareholders in accordance with their preemptive rights. Once the subscription term expired, the Board of Directors exercised the powers delegated to it at the Shareholders Meeting of February 24, 2009 and cancelled these additional shares corresponding to an amount of Ps. 22,426. The increase of capital stock paid was Ps. 112,269 plus a stock premium of Ps. 1,056,887.

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

	Mexican Stock Exchange		American Stock Exchange

	High	Low	High	Low

2005	95.00	40.75	8.70	3.63
2006	80.00	22.00	21.64	3.96
2007	55.91	32.50	15.46	8.55
2008	63.60	15.50	18.48	3.21
2009	38.64	17.52	9.24	3.94

2008
First Quarter	43.20	32.70	12.43	8.75
Second Quarter	63.60	39.97	18.48	11.00
Third Quarter	58.80	30.10	17.02	7.93
Fourth Quarter	33.15	15.50	8.90	3.21

2009
First Quarter	24.35	17.52	9.24	7.05
Second Quarter	31.95	20.20	8.90	5.69
Third Quarter	38.64	26.01	7.50	4.20
Fourth Quarter	38.10	31.9	5.40	3.56

2010
First Quarter	37.8	29.1	8.95	6.81
Second Quarter	36.91	30.25	9.08	6.64

2010
January	37.8	29.1	8.95	6.81
February	33.5	30.25	7.82	6.86
March	35.95	32.1	8.85	7.75
April	36.91	33.33	9.08	8.18
May	35.00	30.35	8.46	6.89
June	33.70	30.25	8.10	6.64
July	31.80	28.20	7.75	6.49
August	32.00	28.20	7.60	6.64

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

     Under Mexican law and our by-laws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the board of director’s report on our financial statements, the chief executive officer’s report on our operations during the preceding year, a report on fulfillment of our tax obligations of the last fiscal year and the audit and corporate practices committee’s report with respect to the preceding year, the appointment of members of the board of directors and the chairman of the audit and corporate practices committee, declaration of dividends and the determination of compensation for members of the board of directors and for members of the audit and corporate practices committee. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

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

Dividends and Distributions

     At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2009, was approximately Ps. 4,143 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

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

Other Provisions

     Information to Shareholders. The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

  a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects,

  a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information,

  a statement of the financial condition of the company at the end of the fiscal year,

  a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year,

  a report of the chief executive officer on the operations of the company during the preceding year,

  a report of the fulfillment of the company’s tax obligations of the last fiscal year,

  a report of the audit and corporate practices committee with respect to the preceding year, and the notes which are required to complete or clarify the above mentioned information.

     In addition to the foregoing, our by-laws provide that our board of directors also should prepare the information referred to above with respect to any subsidiary that represents at least 20% of our net worth (based on the financial statements most recently available).

     Shareholders’ Conflict of Interest. Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with ours may be liable for damages in the event the relevant transaction would not have been approved without such shareholder’s vote.

     Liquidation. In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to their respective share holdings. Shares that are only partially paid will participate in the distribution in the proportion that they were paid. The general extraordinary shareholders’ meeting at which the liquidation resolution is made, will appoint one or more liquidators.

     Foreign Investment. Ownership by foreign investors of shares of Mexican enterprises in certain economic sectors is regulated by the Foreign Investment Law and the regulations thereunder. The Ministry of the Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

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

     On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Grupo San for a total consideration of U.S. $844 million (Ps. 8,730 million), and on May 30, 2008 such acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

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

     Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% for the year ended December 31, 2009 and 42.86% for 2010. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, after corporate tax dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

     Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 28% in 2009 and 30% in 2010, or at the rate mentioned above, as the case may be.

     U.S. Federal Income Tax Considerations

     The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007, 2008 or our 2009 taxable year.

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

     Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2009 and 30% by 2010 of gains realized from the disposition.

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

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Accordingly, we file reports and other information with the Securities and Exchange Commission (the “Commission”), including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information that we file with the Commission at the public reference facilities of the Commission at 100 F. Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Commission’s public reference room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at www.sec.gov from which you can electronically access this annual report and the other materials that we file with the Commission.

     As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we are required to file with the Commission, promptly after it is made public or filed, information that we make public in Mexico, file with the Mexican Stock Exchange or the National

Banking and Securities Commission or distribute to our securityholders. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 107% higher than the Mexican peso’s devaluation relative to the dollar.

     We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See note 7 to the consolidated financial statements.

Market Risk Measurement

     We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2009 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

     We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

     Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.4 million ($30 thousand).

     The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2009 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2010. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

     Not applicable.

B. Warrants and Rights

     Not applicable

C. Other Securities

     Not applicable

D. American Depositary Shares

12.D.3. American Depositary Shares

     The Bank of New York Mellon serves as the depositary for our ADSs. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

     ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders

Issuance and delivery of ADSs, including issuances resulting from	Up to US$ 5.00 per 100 ADSs (or
a distribution of shares or rights or other property	portion thereof)

Cancellation of ADSs for the purpose of withdrawal, including if	Up to US$ 5.00 per 100 ADSs (or
the deposit agreement terminates	portion thereof)

Distribution of securities distributed to holders of deposited	A fee equivalent to the fee that
securities which are distributed by the depositary to ADS	would be payable if securities
registered holders	distributed to you had been shares
and the shares had been deposited
for issuance of ADSs

Registration for the transfer of shares	Registration or transfer fees that
may from time to time be in effect

Cash distribution fees	US$.02 or less per ADS

Depositary services	US$.02 or less per ADS

     In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

     We did not receive any reimbursement from the depositary in 2009.

Fees to be Paid in the Future

     The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

     The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

     We are in default on the payment of U.S. $302,000 principal amount of 8 7/8% MTNs due 1998 which were issued in 1993 as part of a U.S. $68 million exchange offer. Accrued interest on the MTNs at

December 31, 2009 was U.S. $418,176. The U.S. $418,176 due reflects sums that were not paid to holders that could not be identified at the time of the exchange offer.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

   A. Disclosure Control and Procedures

     Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, and as a result of the material weaknesses described in item 15(B) our disclosure controls and procedures were not effective.

   B. Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable Mexican financial reporting standards (MFRS). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Mancera S.C., a member firm of Ernst & Young Global, an independent registered public accounting firm, as stated in their report which appears in Item 15(c) as required by item 15(b)(4) of Form 20-F.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting.

Material weaknesses

     A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weaknesses:

     Due to the growth of our operations in Mexico during 2008 primarily as a result of our acquisition in May 2008 of Corporación Aceros D.M. S.A. de C.V., the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes and for the closing of our financial statements. The personnel of our finance department also lacked the requisite level of knowledge and specialization to calculate asset impairments, to convert between MFRS and US GAAP and to convert the financial statements of our foreign subsidiaries to MFRS. Our continuing growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which had become more complex.

     The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. This situation did not allow a proper supervision of the consolidation process during 2009.

     We invoiced in Mexico certain materials that were paid for in 2009 but shipped in 2010. This occurred due to a failure of a manual key control regarding our revenue recognition process. As a result, we incorrectly classified Ps.94 million as sales in 2009 instead of 2010. Our external auditors subsequently detected this discrepancy and we corrected it through a Ps.21 million net audit adjustment to the sales and related costs reflected in our 2009 financial statements.

     On April 29, 2010, our external auditor notified our Audit and Corporate Practices Committee (“Audit Committee”) and certain members of the management of Republic Engineered Products, Inc. that it had identified, during its audit of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2009 what it considered, under standards established by the Public Company Accounting Oversight Board, to be material weaknesses in internal control over financial reporting at the SimRep evaluation level. Republic Engineered Products, Inc. is a subsidiary of SimRep Corporation. Specifically, our external auditor noted material weaknesses with regard to what it characterized as “management override of internal controls.” In response, our Audit Committee instructed our internal audit department to perform supplementary testing actions and afterwards engaged outside counsel to conduct an internal investigation concerning the matters characterized as “management override of internal controls” and the material weaknesses at our subsidiary SimRep Corporation. As a result of our investigation, we have identified the following material weaknesses at our subsidiary SimRep Corporation:

  Management override of controls during 2009 by SimRep’s senior management that resulted in certain accounting errors that inappropriately increased income and also affected the interim financial reporting process. This material weakness resulted in certain accounting errors that we adjusted through an audit adjustment to our 2009 financial statements.

  Lack of appropriate accounting resources during 2009 at SimRep that affected its adherence to its written policies with regard to accounting for its working capital and fixed assets. This material weakness resulted in certain accounting errors that we adjusted through an audit adjustment to our 2009 financial statements.

     Our management has determined that these deficiencies constitute material weaknesses. Accordingly, our management has concluded that we did not maintain effective internal control over our financial reporting as defined in Rule 13a-15(f) under the Exchange Act as of December 31, 2009.

   C. Attestation Reports of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Grupo Simec, S.A.B. de C.V.

     We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo

Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporación Aceros DM, S.A. de C.V. and affiliates, wholly owned subsidiaries, whose financial statements reflect total assets and revenues of Ps. 3,844,696 (thousands) and Ps. 3,724,960 (thousands), respectively, as of and for the year ended December 31, 2009. The effectiveness of Corporación Aceros DM, S.A. de C.V. and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed an adverse opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros DM, S.A. de C.V. and affiliates internal control over financial reporting, is based solely on the report of the other auditors.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1) Lack of appropriate accounting resources during 2009 at the corporate office that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the deferred income tax process, the U.S. GAAP reconciliation process, the impairment determination process and the conversion of foreign subsidiaries process. This material weakness resulted in some accounting errors during 2009. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

(2) Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information.

(3) Ineffective key controls in the revenue recognition process regarding the period of revenue recognition of the Mexican operations.

(4) Management override of controls during 2009 at the subsidiary, SimRep Corporation, by the CEO of the subsidiary that resulted in some accounting errors that inappropriately increased income. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

(5) Lack of appropriate accounting resources during 2009 at the subsidiary SimRep Corporation that affected the subsidiary’s adherence to its written policies with regard to accounting for its working capital and fixed assets accounts. This material weakness resulted in some accounting errors during the year 2009. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years ended December 31, 2009, the related consolidated statement of cash flows for each of the two years ended December 31, 2009, and the consolidated statement of changes in financial position for the year ended December 31, 2007. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, wholly-owned subsidiaries acquired on May 31, 2008, which statements reflect total combined assets of Ps. 3,844,696 (thousand) and Ps. 3,673,889 (thousand), as of December 31, 2009 and 2008, respectively, and total combined revenues of Ps. 3,724,960 (thousand) and Ps. 2,871,090 (thousand), for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2009 financial statements and this report does not affect our report dated September 17, 2010, which expressed an unqualified opinion on those financial statements.

     In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Grupo Simec, S.A.B. de C.V. has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Mancera, S.C.
A member Practice of

Ernst & Young Global

Humberto Valdes Mier

Guadalajara, Jalisco, México
September 17, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Corporación Aceros D.M., S.A. de C.V. subsidiaries and affiliates.

     We have audited Corporacion Aceros D.M., S.A. de C.V. subsidiaries and affiliates, internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Corporación Aceros D.M., S.A de C.V. subsidiaries and affiliates management is responsible for maintaining effective internal control over financial reporting, and for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Mexican Financial Information Regulations (NIF). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Mexican Financial Information Regulations (NIF), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has a material weakness in control to determine the US GAAP adjustments, which allows to present the information in note 17 of the financial statements; such information refers to the differences between Mexican and United States Accounting Regulations.

     In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria Corporación Aceros D.M., S.A. de C.V. subsidiaries and affiliates has not maintained effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

Marcelo de los Santos y Cía., S.C.
A Member of Moore Stephens
San Luis Potosí, S.L.P., México
September 17, 2010

Marcelo de los Santos Anaya, C.P.A.
Professional Identity Card 1649173
AGAFF Register 10374

D. Changes in Internal Control Over Financial Reporting

     Our internal audit department did not have the resources to finish the testing of our internal controls in a timely manner, and as a result we did not implement remediation actions before December 31, 2009. Our Audit Committee instructed our internal audit department to hire the appropriate personnel to conclude the testing of our internal control in a more timely manner. Following the completion of our internal investigation of our subsidiary SimRep Corporation, our outside counsel discussed with our outside auditor the types of remedial measures that would be appropriate to address these material weaknesses in internal control over financial reporting. After consulting with our outside auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters.

     On September 3, 2010, our Audit Committee adopted the following remedial measures to address the material weaknesses in internal controls over financial reporting at SimRep Corporation that are described above in Item 15(B), which measures are reasonably likely to materially affect our internal control over financial reporting:

     1. The CFO of Republic Engineered Products (“Republic”) and his senior subordinates who handle general accounting and financial reporting matters will report directly to our CFO on all such matters. Republic’s CEO shall not give instructions or make suggestions to Republic’s CFO or Republic’s accounting staff concerning any general accounting or financial reporting matters. Republic’s CFO will continue to report to and collaborate with Republic’s CEO on other matters.

     2. Republic’s CEO and the Director General of Industrias C.H. S.A.B. de C.V. will certify annually that they understand that Republic’s accounting staff is obligated to adhere to U.S. GAAP and that they are not permitted to instruct Republic’s accounting personnel about the accounting treatment of any matter. In the event that any member of Republic’s accounting staff is instructed by anyone to engage in any conduct that the staff member believes does not comply with U.S. GAAP, that staff member is required to notify Republic’s CFO of such an event; Republic’s CFO in turn is required to notify our CFO. In the event that Republic’s CFO makes such a notification to our CFO, Republic’s CFO will send the relevant documentation and information to our CFO, who will analyze it (with the assistance of a third party consultant as necessary) and make a final written determination as to the matter, provided that if the matter involves an amount of $500,000 or more, that determination by our CFO must also be approved by our CEO and our Audit and Corporate Practices Committee.

     3. Republic will hire a professional to oversee testing of internal controls for purposes of the Sarbanes-Oxley Act of 2002, including testing related to information technologies, and a member of our audit team will perform an on-site review of Republic’s internal controls at least twice a year.

     4. We will retain a third party consultant to evaluate what additional resources are needed by Republic’s accounting department, including in what specific areas of expertise and at what levels of experience. We will require Republic to hire additional resources as appropriate.

     5. Republic will revamp its current whistleblower procedures to enable members of Republic’s accounting staff to anonymously report problems directly to our internal audit department, and it will provide training to Republic’s accounting staff on these procedures.

     6. Our CFO will review all of Republic Engineered Products’s finance policies to ensure that such policies are consistent with best practices and are fully compliant with U.S. GAAP. Our CFO will need to approve any changes to these finance policies.

     Furthermore, also as a result of our evaluation of the effectiveness of our internal controls in Mexico for the year ended December 31, 2009 and the material weaknesses and other deficiencies identified during that period, we have conducted an analysis of functions and workloads in our finance department and we are implementing the additional following changes that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting:

  We have started implementing what we believe is an improved system for the preparation of our consolidated financial statements. This consolidation process is now carried out through a semi-automated system and electronic Excel sheets instead of a completely manual consolidation process through electronic Excel sheets as had been the case before. We believe this system will improve our supervision of the consolidation process.

  We have segregated functions and procedures relating to our calculation of deferred taxes by hiring an external consultant to perform this function. We believe these changes will improve our supervision of the deferred taxes determination process.

  Our CFO is currently conducting an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting. Our plan is to distribute certain time-consuming finance processes to personnel at our Mexican subsidiaries as the workload in the subsidiaries may have been reduced due to decreased operations in the subsidiaries. Once this process is completed, we intend to establish appropriate accounting resources at our corporate finance department to enhance the effectiveness of the supervision controls for which this department is responsible.

Item 16. Reserved

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

Item 16B. Code of Ethics

     In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2009, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Adolfo Luna Luna, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

     Audit Fees. We paid fees in the amount of Ps. 13.7 million, Ps. 17.4 million and Ps.19.6 million, in 2007, 2008 and 2009, respectively, to Mancera, S.C. Ernst & Young for the audit of our annual consolidated financial statements included in our annual report on Form 20-F.

     Tax Fees. We paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 0.08 million, Ps. 2.4 million and Ps. 0.2, in 2007, 2008 and 2009, respectively, associated with tax compliance and tax consultation.

     Other Fees. We paid no fees in 2008 and 2009 other than those set forth above to Mancera, S.C. Ernst & Young. In 2007 we paid fees to Mancera, S.C. Ernst & Young in the amount of Ps. 4.7 million associated with the public offering of ADS and Series B shares completed on February 8, 2007. The audit committee approved all of the services incurred in 2007 and 2008, described as “Audit Fees,” “Tax Fees” and “Other Fees,” in accordance with our policy on auditor independence.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     None.

Item 16F. Change in Registrant’s Certifying Accountant.

     None.

Item 16G. Corporate Governance.

     Our following corporate governance practices differ from the NYSE AMEX standards in the following ways:

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

     Quorum Requirements and Shareholders’ Approval. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our bylaws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting.

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

Item 19. Exhibits

     Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated By-laws (estatutos sociales) of the registrant, together with an English translation.*
8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.**
10.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*
10.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*
10.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***
12.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of principal financial officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, File No. 333-138239.
**	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed on July 20, 2009.
***	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón
Chief Executive Officer

By: /s/ Adolfo Luna Luna

Adolfo Luna Luna
Chief Financial Officer

Dated: September 17, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years ended December 31, 2009, the related consolidated statement of cash flow for each of the two years ended December 31, 2009, and the consolidated statement of changes in financial position for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, wholly-owned subsidiaries acquired on May 31, 2008, which statements reflect total combined assets of Ps. 3,844,696 (thousand) and Ps. 3,673,889 (thousand), as of December 31, 2009 and 2008, respectively, and total combined revenues of Ps. 3,724,960 (thousand) and Ps. 2,871,090 (thousand), for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations for each of the three years ended December 31, 2009, and their cash flows for each of the two years ended December 31, 2009, and the consolidated changes in their financial position for the year ended December 31, 2007, in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 20 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008, the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows and certain other MFRS. As disclosed in Note 2, during 2009, the Company adopted MFRS C-8, Intangible Assets and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporación Aceros DM, S.A. de C.V. and affiliates, wholly-owned subsidiaries, whose financial statements reflect total assets and revenues of Ps. 3,844,696 (thousands) and Ps. 3,724,960 (thousands), respectively, as of and for the year ended December 31, 2009. The effectiveness of Corporación Aceros DM, S.A. de C.V. and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporación Aceros DM, S.A. de C.V. and affiliates internal control over financial reporting, is based solely on the report of the other auditors. Our report dated September 17, 2010 expressed an adverse opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

C.P.C. Humberto Valdes Mier

Guadalajara, Jalisco, México
September 17, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Corporación Aceros D.M., S.A. de C.V. and
Affiliates

We have audited the accompanying Combined Balance Sheet of Corporación Aceros D.M., S.A. de C.V. and Affiliates as of December 31, 2009 and 2008, as well as the related Combined Income Statements, Statements of Changes in Stockholders' Equity and Cash Flow Statements, for the years ended December 31, 2009, and for the seven month period from June 1, 2008 to December 31, 2008. These financial statements are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the combined financial position of Corporación Aceros D.M., S.A. de C.V., and affiliates, as of December 31, 2009 and 2008, as well as the results of the operations, the Changes in Stockholder’s Equity and the Cash Flows for the years then ended and for the seven month period from June 1, to December 31, 2008, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles; one important difference relates to push-down accounting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Corporación Aceros D.M., S.A. de C.V. and affiliates internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 17, 2010, expressed an adverse opinion on the effectiveness of internal control over financial reporting, regarding the differences between Mexican and United States Accounting Regulations, which is presented in note 19 of the financial statements.

Moore Stephens Marcelo de los Santos y Cía., S.C. San Luis Potosí, S.L.P., México September 17, 2010 Marcelo de los Santos Anaya, C.P.A. Professional Identity Card 1649173 AGAFF Register 10374

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(In thousands of Mexican pesos)

	2009		2008
Assets
Current assets:
Cash and cash equivalents	Ps.	1,948,900	Ps.	576,741

Accounts receivable
Trade		2,427,801		3,091,253
Related parties (note 4)		5,321		54,085
Recoverable taxes (note 5)		1,425,519		360,422
Other receivables		46,527		90,311

		3,905,168		3,596,071
Less: allowance for doubtful accounts (note 2e)		365,646		235,781

Total accounts receivable, net		3,539,522		3,360,290

Inventories, net (note 6)		6,618,742		8,849,906
Prepaid expenses		197,247		258,492

Total current assets		12,304,411		13,045,429

Non-current inventories (note 2i)		141,497		122,223
Property, plant and equipment, net (note 8)		9,794,942		10,291,145
Intangible assets (note 9)		4,359,843		7,089,953
Other assets and deferred charges, net (note 10)		109,108		265,267

Total assets	Ps.	26,709,801	Ps.	30,814,017

Liabilities and stockholders' equity
Current liabilities:
Short-term debt	Ps.	3,944	Ps.	12,855
Accounts payable		1,896,825		3,399,772
Related parties (note 4)		727,046		365,088
Derivative financial instruments (note 7)		216,753		376,206
Income tax payable		334,278		298,251
Accrued expenses		318,021		504,351
Other liabilities		397,514		298,622

Total current liabilities		3,894,381		5,255,145

Seniority premiums and termination benefits (note 12)		33,140		34,095
Deferred income tax (note 16)		2,737,770		4,172,251
Other long-term liabilities		62,616		47,029

Total long-term liabilities		2,833,526		4,253,375

Total liabilities		6,727,907		9,508,520

Stockholders' equity (note 15):
Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		9,075,705		9,507,958
Translation effect in foreign subsidiaries, net		515,658		595,165
Fair value of derivative financial instruments (note 7)		(151,727)		(270,868)

Total controlling stockholders' equity		17,790,536		18,183,155
Non-controlling interest		2,191,358		3,122,342

Total stockholders' equity		19,981,894		21,305,497

Total liabilities and stockholders' equity	Ps.	26,709,801	Ps.	30,814,017

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, except share and earnings per share figures)

	2009		2008		2007

Net sales	Ps.	19,231,529	Ps.	35,185,220	Ps.	24,106,094
Direct cost of sales		17,716,754		29,796,163		20,498,918

Marginal profit		1,514,775		5,389,057		3,607,176
Indirect overhead, selling, general and
administrative expenses		2,300,982		2,273,828		1,423,159

Operating (loss) income		(786,207)		3,115,229		2,184,017

Other income (expenses), net:		29,991		(3,916)		21,329
Impairment loss on intangible assets (note 9)		(2,368,000)		-		-
Comprehensive financing cost:
Interest (expense) income, net		(17,869)		78,522		273,313
Foreign exchange loss, net		(78,429)		(253,183)		(37,879)
Monetary position loss		-		-		(194,931)

Comprehensive financial result, net		(96,298)		(174,661)		40,503

(Loss) income before income tax		(3,220,514)		2,936,652		2,245,849

Income tax (note 16):
Current		(641,742)		743,255		111,522
Deferred		(1,403,660)		293,048		509,152

Total income tax		(2,045,402)		1,036,303		620,674

Net consolidated (loss) income	Ps.	(1,175,112)	Ps.	1,900,349	Ps.	1,625,175

Allocation of net income
Non-controlling interest		(852,174)		104,212		96,118
Controlling interest		(322,938)		1,796,137		1,529,057

	Ps.	(1,175,112)	Ps.	1,900,349	Ps.	1,625,175

Controlling interest (loss) earnings per share:
Weighted average shares outstanding		497,709,214		484,903,795		468,228,497

Controlling interest (loss) earnings per share (pesos)	Ps.	(0.65)	Ps.	3.70	Ps.	3.27

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2009, 2008 and 2007
(In thousands of Mexican pesos)

	Capital stock		Additional paid-in capital		Retained earnings		Cumulative deferred income tax		Deficit / Surplus on restatement of stockholders’ equity		Translation effect in foreign subsidiaries

Balance at December 31, 2006	Ps.	3,763,412	Ps.	997,606	Ps.	7,021,122	Ps.	(970,513)	Ps.	(73,659)	Ps.	(25,539)

Increase in capital stock (note 15)		267,015		2,153,711		-		-		-		-

Comprehensive income:
Net income for the year		-		-		1,529,057		-		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		(6,171)
Effect of market value of swaps
net of deferred taxes		-		-		-		-		-		-
Result of holding non-monetary
assets, net of deferred taxes		-		-		-		-		205,814		-

Balance at December 31, 2007		4,030,427		3,151,317		8,550,179	(970,513)			132,155		(31,710)

Increase in capital stock (note 15)		112,269		1,056,887		-		-		-		-

Investment in PAV Republic – ICH		-		-		-		-		-		-

Comprehensive income:
Net income for the year		-		-		1,796,137		-		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		626,875
Effect of market value of swaps
net of deferred taxes		-		-		-		-		-		-

Effect of the adoption of the new
MFRS B-10		-		-		132,155		-	(132,155)			-
Effect of the adoption of the new
MFRS D-4		-		-		(970,513)		970,513		-		-

Balances at December 31, 2008		4,142,696		4,208,204		9,507,958		-		-		595,165

Comprehensive income:
Net income for the year		-		-		(322,938)		-		-
Translation effect in foreign subsidiaries		-		-		-		-		-		(79,507)
Effect of market value of swaps
net of deferred taxes		-		-		-		-		-

Effect of the adoption of the new MFRS C-8		-		-		(109,315)		-		-

Balances at December 31, 2009	Ps.	4,142,696	Ps.	4,208,204	Ps.	9,075,705	Ps.	-	Ps.	-	Ps.	515,658

	Fair value of derivative financial instruments		Total controlling stockholders’ equity		Non-controlling interest		Total stockholders’ equity		Comprehensive income

Balance at December 31, 2006	Ps.	(4,557)	Ps.	10,707,872	Ps.	2,252,461	Ps.	12,960,333

Increase in capital stock (note 15)		-		2,420,726		38,436		2,459,162

Comprehensive income:
Net income for the year		-		1,529,057		96,118		1,625,175	Ps.	1,625,175
Translation effect in foreign subsidiaries		-		(6,171)		(6,055)		(12,226)		(12,226)
Effect of market value of swaps
net of deferred taxes		4,557		4,557		-		4,557		4,557
Result of holding non-monetary assets,
net of deferred taxes		-		205,814		9,219		215,033		215,033

										1,832,539

Balance at December 31, 2007		-		14,861,855		2,390,179		17,252,034
Increase in capital stock (note 15)		-		1,169,156		-		1,169,156

Investment in PAV Republic – ICH		-		-		9,794		9,794

Comprehensive income:
Net income for the year		-		1,796,137		104,212		1,900,349		1,900,349
Translation effect in foreign subsidiaries		-		626,875		618,157		1,245,032		1,245,032
Effect of market value of swaps
net of deferred taxes		(270,868)		(270,868)		-		(270,868)		(270,868)

Effect of the adoption of the new
MFRS B-10		-		-		-		-
Effect of the adoption of the new
MFRS D-4		-		-		-		-

										2,874,513

Balances at December 31, 2008		(270,868)		18,183,155		3,122,342		21,305,497

Comprehensive income:
Net loss for the year		-		(322,938)		(852,174)		(1,175,112)		(1,175,112)
Translation effect in foreign subsidiaries		-		(79,507)		(78,810)		(158,317)		(158,317)
Effect of market value of swaps
net of deferred taxes		119,141		119,141		-		119,141		119,141

Effect of the adoption of the new
MFRS C-8		-		(109,315)		-		(109,315)

Balances at December 31, 2009	Ps.	(151,727)	Ps.	17,790,536	Ps.	2,191,358	Ps.	19,981,894	Ps.	(1,214,288)

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statement of Cash Flow

Years ended December 31, 2009 and 2008

(In thousands of Mexican pesos)

	2009		2008

Operating activities:
(Loss) income before income tax	Ps.	(3,220,514)	Ps.	2,936,652

Depreciation and amortization		1,047,882		895,306
Impairment loss on intangible assets		2,368,000		-
Seniority premiums and termination benefits		35,708		27,016
Interest income		(30,964)		(135,810)
Accrued interest		48,833		57,288

		248,945		3,780,452

Decrease in trade receivable, net		760,413		367,250
Decrease (increase) in related parties receivables		48,764		(49,644)
Decrease (increase) in inventories, net		2,037,628		(2,030,274)
Decrease (increase) in other accounts receivable,
recoverable taxes and prepaid expenses		79,464		(202,276)
(Decrease) increase in other accounts payable and accrued
Expenses		(361,591)		93,916
(Decrease) increase in accounts payable		(1,338,235)		541,938
(Decrease) increase in related parties payable		(98,413)		17,840
Income tax paid		(217,285)		(695,852)

Resources provided by operating activities		1,159,690		1,823,350

Investing activities:
Investing in shares of Corporación San		-		(8,450,796)
Acquisition of property, plant and equipment		(263,207)		(479,804)
Increase in other noncurrent assets		818		(210,035)
Interest income collected		30,758		135,810
Proceeds from sale of machinery and equipment		6,114		4,769

Resources used in investing activities		(225,517)		(9,000,056)

Financing activities:
Financial debt		-		1,334,129
Financial debt repayment		(8,800)		(1,325,329)
Related parties payable (financing)		1,189,850		232,943
Related parties payable repayment		(709,219)		(36,138)
Increase in capital stock		-		112,269
Additional paid-in capital		-		1,056,887
Interest paid		(33,441)		(40,607)

Resources provided by financing activities		438,390		1,334,154

Net increase (decrease) in cash and cash equivalents		1,372,563		(5,842,552)
Translation differences in cash and cash equivalents		(404)		1,238
Foreign exchange loss, not realized		-		21,900
Cash and cash equivalents at beginning of year		576,741		6,396,155

Cash and cash equivalents at end of year	Ps.	1,948,900	Ps.	576,741

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Year ended December 31, 2007

(In thousands of Mexican pesos)

	2007

Operating activities:
Net income	Ps.	1,625,175
Add (deduct) items not requiring the use of resources

Depreciation and amortization		549,256
Deferred income tax		509,152
Seniority premiums and termination benefits		4,575

		2,688,158

Net changes in operating assets and liabilities:
Trade receivable, net		(237,795)
Other accounts receivable and prepaid expenses		(271,374)
Inventories, net		123,835
Derivative financial instruments		-
Related parties receivables		(3,434)
Accounts payable, other accounts payable and accrued expenses		84,494
Other long-term liabilities		(31,928)

Resources provided by operating activities		2,351,956

Financing activities:
Increase in capital stock		2,420,726
Related parties payable (financing)		(134,676)
Increase of investment in subsidiaries by Industrias CH		38,436
Short-term loans (repaid)		(124)
Financial debt repayment		-

Resources provided by financing activities		2,324,362

Investing activities:
Increase in long-term inventories		(8,292)
Acquisition of property, plant and equipment		(485,668)
Proceeds from insurance claim, net		-
Increase in other noncurrent assets		9,779

Resources used in investing activities		(484,181)

Net increase in cash and cash equivalents		4,192,137

Cash and cash equivalents:
At beginning of year		2,204,018

At end of year	Ps.	6,396,155

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, except that other currency is indicated)

1. Operations and significant accounting policies

The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH).

The issuance of the financial statements and accompanying notes were authorized on September 17, 2010 by Luis García Limón and Adolfo Luna Luna, Chief Executive Officer and Chief Financial Officer, respectively, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

Significant Transactions

On December 26, 2008 the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary of Grupo TMM, S. A. de C. V. for Ps. 202 million. This company became the operating subsidiary of the manufacturing steel plants located in Mexico (see note 17). On January 6, 2009 this company was renamed to Simec International 2, S. A. de C. V.

On February 5, 2009 at the extraordinary stockholders’ meeting of Simec International 2, S.A. de C.V., the stockholders authorized the split-up of its assets, liabilities and stockholders’ equity, transferring them to the companies that were created as follows, Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V. From that date, only the operation of the plants located in Guadalajara and Mexicali remained with Simec International 2, S.A. de C.V.; Simec International 3, S.A. de C.V. became the operator of the plant located in Tlaxcala; Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V. assumed the operation of the plants in San Luis Potosí.

In 2009 two companies were set-up to focus in the commercialization of products in Mexico. These companies are Simec Acero, S.A. de C.V., which is in charge of the domestic sales in Mexico and Simec USA Co., which is in charge of all the export sales.

On May 12, 2009, a new company named Pacific Steel Project, Inc. located in the State of California USA was set-up. It carries out the administration, development and beginning of the new projects of investment for the manufacturing plants in Mexico.

On August 10, 2009, at the extraordinary stockholders’ meeting of Simec International, S.A. de C.V, it was decided to the split-up certain assets, liabilities and equity to companies named Siminsa A, S.A. de C.V., Siminsa B, S.A. de C.V., Siminsa C, S.A. de C.V., and Siminsa D, S.A. de C.V., Simec International, S.A. de C.V. remained as the original company. These companies merged on October 29, 2009, as following indicated:

Siminsa A, S.A. de C.V. (which was dissolved) merged with Simec International 2, S.A. de C.V., which was the surviving corporation.

Siminsa B, S.A. de C.V. (which was dissolved) merged with Simec International 3, S.A. de C.V., which was the surviving corporation.
Siminsa C, S.A. de C.V. (which was dissolved) merged with Simec International 4, S.A. de C.V., which was the surviving corporation.
Siminsa D, S.A. de C.V. (which was dissolved) merged with Simec International 5, S.A. de C.V., which was the surviving corporation.

On November 10, 2009, at the extraordinary stockholders’ meetings of Simec International 2, S.A. de C.V, Simec International 3, S.A. de C.V, Simec International 4, S.A. de C.V, and Simec International 5, S.A. de C.V., the Group decided to transfer certain accounts receivable, liabilities and stockholders’ equity to a new entity located in the State of California, USA named Simec Steel Inc. The main activity of this subsidiary is to finance the operation of Grupo Simec and the acquisition of new long-term investments.

2.	Summary of significant accounting policies

The financial statements has been prepared in conformity with Mexican Financial Reporting Standards (hereinafter referred as “MFRS” or “Mexican Accounting Bulletin”) and their interpretations (IMFRS).

a)

Basis of consolidation

The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and those of its majority-owned and/or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company’s subsidiaries and its equity percentage are as follows:

	Percentage of equity owned
	2009	2008
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Norte de Matamoros S.A. de C.V.	100%	100%
Arrendadora Simec, S.A. de C.V.	100%	100%
Simec International, S.A. de C.V.	100%	100%
SimRep Corporation and Subsidiaries	50.22%	50.22%
Undershaft Investments, N.V.	100%	100%
Pacific Steel, Inc.	100%	100%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100%	100%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100%	100%
Sistemas de Transporte de Baja California, S.A. de C.V.	100%	100%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	100%
Operadora de Metales, S.A. de C.V.	100%	100%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100%	100%
Comercializadora, Simec S.A. de C.V.	100%	100%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	99.95%
Siderúrgica de Baja California, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100%	100%
Corporación Aceros DM, S.A. de C.V. y Subsidiarias (Grupo San)	100%	100%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	100%	100%
Comercializadora MSAN, S.A. de C.V.	100%	100%
Comercializadora Aceros DM, S.A. de C.V.	100%	100%
Promotora de Aceros San Luis, S.A. de C.V.	100%	100%
Simec International 2, S.A. de C.V.	99.95%	99.95%
Simec International 3, S.A. de C.V. (effective 2009)	99.95%	-
Simec International 4, S.A. de C.V. (effective 2009)	99.95%	-
Simec International 5, S.A. de C.V. (effective 2009)	99.95%	-
Simec Acero, S.A. de C.V. (effective 2009)	100.00%	-
Simec USA, Co. (effective 2009)	100.00%	-
Pacific Steel Projects, Inc. (effective 2009)	100.00%	-
Simec Steel, Inc. (effective 2009)	100.00%	-

b)

Revenue recognition

Revenues from the sale of products are recognized at the time products are shipped and the related risks and benefits of merchandise are transferred to the customer.

The Company recognizes the provisions necessary to record the freight expenses, sales returns and sales discounts at the time the related revenue is recognized. These provisions are deducted from net sales in the statement of income or included in selling expenses as appropriate.

c)

Recognition of the effects of inflation on the financial information

Beginning January 1, 2008 and as a result of the adoption of the Mexican Financial Reporting Standard (MFRS) NIF B-10, Effects of Inflation, the Company concluded that during 2008 and 2009 the economic environment was non-inflationary and ceased recognition of inflation. However, the financial information for the year ended on December 31, 2007, it is presented in Mexican pesos with purchasing power as of December 31, 2007, the last date on which the Company recognized the effects of inflation in the financial information.

The Company considered that it was impractical to identify the realized and unrealized part of the deficit by holding non-monetary assets included in the Deficit on restatement of stockholders’ equity at January 1, 2008 for $132,155 and this was reclassified to Retained earnings.

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

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the Mexican Financial Reporting Standard MFRS B-15 “Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. This rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiaries SimRep Corporation and Subsidiaries, (Republic) and Simec USA, Corp., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiaries Pacific Steel, Inc., Pacific Steel Projects, Inc. and Simec Steel Inc. and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate.

Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

The adoption of this standard did not result in a significant change in the financial statements of the Company.

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

The Company has made accounting estimates with respect to the valuations for accounts receivable, inventories, long-term assets, valuation of derivatives, deferred tax assets and liabilities and environmental obligations.

The Company maintains a doubtful accounts reserve to account for uncollectible receivables. The reserve is determined based on several factors including the adjustments to prices, length of overdue accounts and the experience of the Company. The following table shows the movement of the estimate of doubtful accounts receivable for the years ended December 31, 2009 and 2008:

	2009		2008

Opening balance	Ps.	235,781	Ps.	97,255
Provision of the year		185,351		142,238
Write-off of uncollectible accounts		(49,095)		(27,077)
Recovery of uncollectible accounts		(83)		-
Inflation and exchange rate effect of previous year		(6,308)		23,365

Final balance	Ps.	365,646	Ps.	235,781

f)

Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days, and are presented at acquisition cost plus accrued interest, which is similar to the market value of these investments.

g)

Derivative financial instruments

During 2009, 2008 and 2007 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirements and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulative basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2009, 2008 and 2007 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income.

h)

Concentration risk

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings, which are located in different geographical regions. Our policy was designed to not limit our exposure to one bank institution. We use derivative instruments as referred to in paragraph (g) and these contracts contain the risk that the counterparty does not fully comply with its obligations, which could result in a material loss. A significant amount of our sales are related to the construction industry. In 2009, 2008 and 2007 sales related to the construction industry represented approximately 60%, 33% and 27%, respectively. Direct sales of products to automotive assemblers and manufacturers accounted for approximately 15%, 18% and 22% of our consolidated net sales in 2009, 2008 and 2007, respectively.

Our products sold in the domestic market to a large base, which is geographically diverse, consequently, there is no significant concentration in a specific customer or region. In the case of the U.S. market, our products are used primarily in automotive and industrial equipment and our sales are concentrated; for the years ended December 31, 2009, 2008 and 2007, the five largest customers accounted for 25%, 34% and 30.1%, respectively, of total sales for that market. In 2008 and 2007, United Steel Corporation, Inc. accounted for approximately 20% (and 13% of our consolidated sales) and 10% of total sales in the U.S. market, respectively. There were no sales during 2009 to United Steel Corporation, Inc. Direct sales of products to automotive assemblers and manufacturers accounted for approximately 15%, 18% and 22% of our consolidated net sales in 2009, 2008 and 2007, respectively.

During the year ended December 31, 2008, the Company purchased metallurgical coke from eleven suppliers, of which two vendors supplied approximately 70.0% of the Company’s metallurgical coke requirements. Also during 2008, the Company purchased iron ore pellets from four suppliers, of which two vendors supplied approximately 95.0% of the Company’s iron ore pellet requirements. As the Lorain, Ohio blast furnace facility was idle during all of 2009, there were no coke and pellet purchases during 2009. Republic believes that the availability of raw materials is adequate for its needs, and, in general, it is not dependent on any single source of supply.

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

j)

Property, plant and equipment

Property, plant and equipment were recorded at historic cost and were updated by factors derived from the National Consumer Price Index (NCPI) until December 31, 2007, except machinery and equipment of foreign origin which was updated using the inflation rates in the country of origin and changes in exchange rates in relation to Mexican peso until December 31, 2007.

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

l)

Intangible assets

Intangibles assets are recorded initially at acquisition cost and until December 31, 2007 adjusted for inflation applying the NCPI factors. Intangible assets are amortized based on their estimated useful lives through the straight-line method. Intangibles of indefinite life are not amortized and are tested for impairment every year end.

In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill and other intangible assets are impaired. The impairment review process compares the fair value of the cash flow generating unit in which goodwill and other long-lived assets reside to its carrying value. The Company estimates the cash flow generating unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital. In 2009, the downturn in the construction industry in Mexico had an negative impact in our San Luis facilities resulting in an impairment loss of Ps. 2,368,000 on the goodwill and other intangibles obtained in the Grupo San acquisition.

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

Contingent liabilities are recognized only when a cash disbursement to settle the contingent obligation is probable and when there are reasonable elements for quantifying the related liabilities. Also, commitments are only recognized when they generate a loss.

o)

Seniority premiums and termination payments

The annual cost of accumulated benefits for seniority premiums to which employees are entitled by law, are recognized in the results of operations of each year, based on actuarial computations of the present value of such obligation. Past service costs are being amortized over the estimated remaining working lifetime of employees. At December 31, 2009, the estimated average working lifetime of the Company’s employees entitled to pension benefits ranges from 8 to 9 years, approximately.

The costs due to seniority premiums and termination payments are periodically recognized based on actuarial computations of the present value of such obligations, using the projected unit-credit method in conformity with MFRS D-3

Beginning January 1, 2008, we adopted the MFRS D-3, Employee Benefits, which replaced the Bulletin D-3, Labor Obligations. As a result of the adoption of the MFRS D-3, the transition liabilities from labor obligations are being amortized over a period of five years, while as of December 31, 2007 the transitional liabilities were amortized in a straight line over the remaining work life of our covered employees. The adoption of this standard did not represent a significant change in the financial statements of the Company.

p)

Employee profit sharing (EPS)

The expenses from EPS are presented as an ordinary expense., rather than forming part of the comprehensive tax of the year in the income statement as it did in 2007.

Beginning January 1, 2008, upon the adoption of the MFRS D-3, Employee Benefits, we recognized the effects of deferred EPS, which is determined under the assets and liabilities method. Under this method, we compute deferred EPS on all temporary differences between book and tax values of our assets and liabilities at a rate of 10%. To assess recoverable amount of deferred assets of EPS, management determines which portion of the asset is more likely than not to be recovered and when considered appropriate, an allowance is included to account for unrecoverable amounts.

Until December 31, 2007, the deferred EPS was computed only if there were no indications that the liabilities or benefits that originated could not be materialized in the future.

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

To assess the recoverable amount of deferred tax assets, management determines which portion of the asset is more likely than not to be recovered. The final realization of deferred tax assets depend largely on taxable profits generated in the periods in which temporary differences are deductible. When this analysis is performed, management considers the expected reversal of deferred tax liabilities, projected taxable profits and planning strategies.

Beginning January 1, 2008, MFRS D-4, Income Tax replaced Bulletin D-4 Accounting for income tax, asset tax and employee profit sharing. The main change under this new MFRS was the reclassification of the cumulative deferred income tax included in stockholders’ equity to retained earnings.

The Company applied on a supplementary basis to MFRS, ASC 740-10-25 “Income taxes” Acquired Temporary Differences in Certain Purchases Transactions that are not Accounted for as Business Combinations for the acquisition of companies with NOLs. The deferred credit is amortized to result of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit. For the years ended December 31, 2009 the amortization of this deferred credit resulted in a benefit of Ps. 163,333 recorded in the deferred income tax of the period. As of December 31, 2008 and 2007 there was no deferred credit amortization.

s)

Presentation of income statement

Costs and expenses in the Company’s statement of income are presented by function, since such classification allows proper evaluation of marginal profit and operating income.

The presentation of operating income is not required by MFRS B-3, Statement of operations; however it is presented as it is considered to be an important indicator in evaluating our results.

t)

Earnings (loss) per share

Controlling interest (loss) earnings per share have been computed by dividing the net consolidated income allocated to the controlling interest by the weighted average number of shares outstanding of each period, in conformity with accounting Bulletin B-14, “Earnings per Share.”

u)

Segments

Segment information is presented in accordance with the information used by management for decision making purposes. The Company segments its information by region, due to the operational and organizational structure of its business, in accordance with accounting Bulletin B-5, “Financial Information-Segments” (see Note 18).

v)

Statement of Cash Flow

MFRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes the replacement of the statement of changes in financial position by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity’s financial structure rather than its cash flows. Additionally, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities.

The transitory rules of MFRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for year ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12. The company opted to prepare and present its cash flow statement under the indirect method.

w)

New accounting pronouncements

The most important new pronouncements that became effective on January 1, 2009 are summarized below:

MFRS B-7, Business Acquisitions

This MFRS substitutes MFRS B-7 Business Acquisitions, and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired. In addition, MFRS B-7 requires a company to recognize non-controlling interests in the acquisition at fair value as of the acquisition date. MFRS B-7 is effective for future acquisitions.

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

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

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

MFRS C-7, Investments in Associates and Other Permanent Investments

MFRS C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within MFRS B-8 Consolidated Financial Statements. This MFRS requires the recognition of a SPE through equity method. Also, this MFRS establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

MFRS C-8, Intangible Assets

This rule replaces MFRS C-8 Intangible Assets. The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, an intangible asset arises from legal or contractual rights, whether those rights are transferable or separable from the entity.

On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized intangible asset balance, through an adjustment affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

See the effects of the implementation of the MFRS in the Note 10.

MFRS D-8, Share-Based Payments

MFRS D-8 establishes the recognition of share-based payments. When an entity purchases goods or pays for services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According to MFRS D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering MFRS D-8 parameters.

The effects of the implementation of the MFRS were not significant in the financial statements of the Company.

The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies (there are none for 2010), are as follows:

MFRS B-5, Financial Information by Segment

In November 2009, CINIF issued MFRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. MFRS B-5 will replace Mexican accounting Bulletin B-5.

MFRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

  Information to be disclosed – MFRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. MFRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

  Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

  Segments in the pre-operating stage – Under MFRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

  Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

  Disclosure of liabilities – MFRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is usually used by the entity’s most-senior business decision makers.

MFRS B-9, Interim Financial Information

In November 2009, CINIF issued Mexican MFRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. MFRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

MFRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

  Condensed statement of financial position;

  Condensed income statement or statement of activities, as applicable;

  Condensed statement of changes in shareholders’ equity;

  Condensed statement of cash flows;

Notes to financial statements with select disclosures must also be included.

MFRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

At the date of these financial statements, management is evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position.

x)

International Financial Reporting Standards (IFRS)

On November 11, 2008 the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores) issued a press release in which it indicated that this Commission will perform the necessary regulatory adaptations to establish the requirements for listed companies to prepare their financial information under IFRS beginning the year 2012. Likewise it was specified that early adoption for the years 2008, 2009, 2010 and 2011 is allowed.

At the date of these financial statements, management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

3.	Foreign Currency Position - At December 31, 2009 and 2008, foreign currency denominated assets and liabilities were as follows:

	(Figures in thousands of dollars)

	2009		2008

Cash and cash equivalent	US$	118,089	US$	13,293
Accounts receivable		109,165		147,090
Other accounts receivable and prepaid expenses		58,808		9,247

Total	US$	286,062	US$	169,630

Current liabilities:
Suppliers	US$	(105,622)	US$	(238,092)
Related parties		(56,689)		(20,200)
Other accounts payable and accrued expenses		(31,455)		(40,214)

		(193,766)		(298,506)
Long term liabilities		(4,784)		(3,472)

Total liabilities		(198,550)		(301,978)

Net assets (liabilities)	US$	87,512	US$	(132,348)

The exchange rates used to translate U.S. currency amounts were Ps. 13.0587, Ps. 13.5383 and Ps. 10.8662 per U.S. dollar as of December 31, 2009, 2008 and 2007 respectively. As of September 15, 2010, issue date of the financial statements, the exchange rate is Ps. 12.7793 per dollar.

A summary of transactions carried out for the years ended December 31, 2009, 2008 and 2007, in U.S. dollars, excluding imports of machinery and equipment and excluding transactions of foreign subsidiaries is as follows:

	(Figures in thousands of dollars)

	2009		2008		2007

Sales	US$	81,465	US$	192,618	US$	119,539
Purchases (raw material)		(4,230)		(42,184)		(39,382)
Other expenses (spare parts)		(11,719)		(4,590)		(9,162)
Paid interest		(2,765)		(1,307)		(172)

The exchange rate of the peso to the U.S. dollar used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

The Company has foreign subsidiaries, whose combined assets and liabilities are summarized below:

	Thousands of U.S. dollars

	2009		2008

Monetary current assets	US$	176,640	US$	116,857
Inventories and anticipated expenses		362,245		504,315
Short term liabilities		(187,712)		(265,332)

Working capital		351,173		355,840

Buildings, machinery and equipment		159,113		171,328
Other assets and deferred charges		13,847		14,525
Long term liabilities		(45,674)		(56,643)

Stockholders’ equity	US$	478,459	US$	485,050

4.	Balances and transactions with related parties Balances due to/from related parties at December 31, 2009 and 2008 were as follows:

Accounts receivable:	2009		2008

Aceros y Laminados SIGOSA, S.A. de C.V. (1)	Ps.	-	Ps.	39,447
Operadora ICH, S.A. de C.V. (1)		-		14,177
Ferrovisa, S.A. de C.V. (1)		5,273
Others (1)		48		461

Total	Ps.	5,321	Ps.	54,085

Payables

Industrias CH, S.A.B. de C.V. (2)	Ps.	172,473	Ps.	296,755
Tuberías Procarsa, S.A. de C.V. (1)		374,329		-
Procarsa Tube and PPE (1)		91,615		-
Pytsa Industrial de México, S.A. de C.V. (1)		63,349		67,692
Aceros y Laminados Sigosa, S.A. de C.V. (1)		25,169		-
Others (1)		111		641

Total	Ps.	727,046	Ps.	365,088

(1) Affiliate company

(2) Holding company

As of December 31, 2009, Ps. 200.1 (presented net of an account receivable of Ps. 82.4 million) million of the amount payable to Industrias CH, Ps. 374.3 million of the amount payable to Tuberías Procarsa, Ps. 63.3 million of the amount payable to Pytsa Industrial de México, Procarsa Tube and PPE Ps. 91.6 million and Ps. 10.8 million of the amount payable to Aceros y Laminados Sigosa are notes payable denominated in dollars at an indefinite term and bear interest at 0.25% per year. As of December 31, 2008 Ps. 273.6 million of the amount payable to Industrias CH is a note payable denominated in dollars at an indefinite term and bear interest at 5.23% per year.

The benefits granted to key senior personnel or relevant directors of the Company as of December 31, 2009, 2008 and 2007 were Ps. 28.9 million, Ps. 26.6 million and Ps. 24.5 million, respectively.

During the years ended December 31, 2009, 2008 and 2007, the following transactions with related parties were carried out:

	Years ended as of December 31st of
	2009		2008		2007

Sales	Ps.	149,682	Ps.	371,163	Ps.	28,351

Purchases		38,483		88,993		76,015
Paid interest		3,916		2,611		7,261
Administrative services expenditures		15,071		13,346		11,896

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

5.	Recoverable taxes

The recoverable taxes were as follows:

	Year ended December 31,

	2009		2008

Recoverable taxes in Republic (1)	Ps.	767,956	Ps.	-
Added value tax		468,652		224,657
Income tax		188,911		135,765

	Ps.	1,425,519	Ps.	360,422

(1)

In November 2009, the “Worker, Home Ownership and Business Assistance Act” was passed in the United States which included provisions to allow corporations to carryback losses from either (but not both of) 2008 or 2009 to the 3rd , 4th and 5th previous year in addition to the current provisions permitting a two-year carryback. The Company fully intends to take advantage of this tax law change for its subsidiary Republic and carryback the current year loss to the two stub periods in 2005 and 2006 to fully monetize the current year Net Operating Loss (NOL) of such subsidiary.

6.	Inventories Inventories are comprised of the following:

	Year ended December 31
	2009		2008

Finished goods	Ps.	3,394,117	Ps.	4,329,727
Raw materials and supplies		2,323,047		3,627,135
Materials, spare parts and rollers		397,965		424,872
Billet		238,404		276,078
Advanced payments to suppliers		246,942		138,395
Materials in transit		-		29,599
Work in process		22,085		27,936

		6,622,560		8,853,742

Less allowance for obsolescence		(3,818)		(3,836)

	Ps.	6,618,742	Ps.	8,849,906

As of December 31, 2009 and 2008 the Company recorded a loss of Ps. 709 million and Ps. 727.3 million respectively in the cost of sales caption to recognize the market value of some inventory items.

7.

Derivative financial instruments

The Company uses derivative financial instruments, primarily to offset the exposure to variability in the price of natural gas. Derivative financial instruments used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps from the Mexican operations are highly effective in mitigating the exposure to natural gas fluctuations, therefore those swaps are considered as cash flow hedges. In the operations of the subsidiary SimRep Corporation (“Republic” or “SimRep”) which operates in the United States of America, no derivative financial instruments were used during 2009.

As of December 31, 2009, the Company has contracted natural gas swaps with PEMEX Gas and Basic Petrochemicals (PGBP), and Natgasmex, SA of C.V. (Natgasmex).

The following table shows the existing natural gas swap as of December 31, 2009:

Date of Contract	Starting Date	Ending Date	Price (US$) / MMBTU / G. CAL.	Quantity	Units	Fair Value

25/06/2008	01/07/2008	30/06/2011	11.45	21,420.00	G.CAL.	Ps. 111,262
25/06/2008	01/07/2008	30/06/2011	11.45	45,000.00	MMBTU	58,904
25/06/2008	01/01/2009	30/06/2011	11.12	8,000.00	MMBTU	9,855
02/09/2008	01/01/2009	30/06/2011	8.44	4,000.00	MMBTU	2,424
02/09/2008	01/07/2011	30/06/2012	8.47	4,000.00	MMBTU	1,354
25/06/2008	01/01/2009	30/06/2011	11.12	24,000.00	MMBTU	29,566
02/09/2008	01/01/2009	30/06/2011	8.44	1,750.00	MMBTU	1,061
02/09/2008	01/07/2011	30/06/2012	8.47	6,875.00	MMBTU	2,327

				Net Derivative Liabilities		Ps. 216,753

The following table shows the existing natural gas swap as of December 31, 2008:

Date of Contract	Starting Date	Ending Date	Price (US$) / MMBTU / G. CAL.	Quantity	Units	Fair Value

25/06/2008	01/08/2008	31/07/2009	11.19	43,400.00	MMBTU	Ps. 22,798
25/06/2008	01/07/2008	30/06/2011	11.45	21,420.00	G.CAL.	169,115
25/06/2008	01/07/2008	30/06/2011	11.45	45,000.00	MMBTU	89,532
13/09/2008	01/01/2007	31/12/2009	7.92	16,071.50	MMBTU	5,640
08/02/2008	01/04/2008	31/12/2009	9.00+0.64	16,071.50	MMBTU	454
08/02/2008	01/01/2009	31/12/2009	8.32	16,071.50	MMBTU	6,674
20/06/2008	01/01/2009	31/12/2009	9.00+3.22	16,071.50	MMBTU	(454)
25/06/2008	01/01/2009	30/06/2011	11.12	8,000.00	MMBTU	14,867
02/09/2008	01/01/2009	30/06/2011	8.44	4,000.00	MMBTU	3,170
02/09/2008	01/07/2011	30/06/2012	8.47	4,000.00	MMBTU	737
13/09/2008	01/01/2007	31/12/2009	7.92	21,428.50	MMBTU	7,519
08/02/2008	01/04/2008	31/12/2009	9.00+0.64	21,428.50	MMBTU	605
08/02/2008	01/01/2009	31/12/2009	8.32	21,428.50	MMBTU	8,899
20/06/2008	01/01/2009	31/12/2009	9.00+3.22	21,428.50	MMBTU	(605)
25/06/2008	01/01/2009	30/06/2011	11.12	24,000.00	MMBTU	44,600
02/09/2008	01/01/2009	30/06/2011	8.44	1,750.00	MMBTU	1,387
02/09/2008	01/07/2011	30/06/2012	8.47	6,875.00	MMBTU	1,268

				Net Derivative Liabilities		Ps. 376,206

At December 31, 2008, new swaps gave rise to the recognition of a liability of Ps. 376,206 and deferred income tax asset of Ps. 105,338. The amount recorded in equity as part of comprehensive income in the year 2008 was a loss of Ps. 270,868. At December 31, 2009, these swaps gave rise to the recognition of a liability of Ps. 216,753 and deferred income tax asset of Ps. 65,026. The amount recorded in equity as part of comprehensive income in the year 2009 was an income of Ps. 119,141 as result of settlement of a portion of these swaps.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31st, 2009, 2008 and 2007, the Company recorded an increase of Ps. 419.2, Ps. 60.2 million and Ps. 1 million respectively to its cost of sales resulting from settled transactions.

In the case of Republic, gas swap contracts are used to cover changes in the cost of natural gas. The contracts are usually no longer than one year. At December 31, 2009 and 2008, Republic had no active natural gas swap contracts.

8.	Property, plant and equipment Property, plant and equipment are comprised of the following:

	2009		2008

Buildings	Ps.	2,914,243	Ps.	2,909,141
Machinery and equipment		12,943,069		12,759,738
Transportation equipment		104,849		102,718
Furniture, fixtures and computer equipment		127,426		127,297

		16,089,587		15,898,894

Less accumulated depreciation		(7,504,768)		(6,847,468)

		8,584,819		9,051,426

Land		820,038		822,554
Construction-in-progress (1)		359,517		386,597
Machinery and equipment out of use		30,568		30,568

	Ps.	9,794,942	Ps.	10,291,145

(1)

Construction in progress corresponds primarily to improvements intended to increase the installed capacity. The completion date of these projects in progress at December 31, 2009, is scheduled for March 2011 and the pending investment amount is Ps. 193,210.

The depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 682,257, Ps. 578,125 and Ps. 464,726 respectively.

As of December 31, 2009 and 2008, balances in buildings and machinery and equipment, include capitalized comprehensive financial cost as a complement to the acquisition cost of Ps. 524,298.

9.

Intangible assets

As a result of the acquisition of Republic, the Company identified and recognized intangible assets to their fair value totaling Ps. 307 million. As a result of the acquisition of Grupo San, the Company identified and recognized intangible assets to their fair value totaling Ps. 7,192 million. Until December 31, 2007 intangibles were updated for inflation based on the NCPI at that date. At December 31, 2009 and 2008, this item is comprised of the following:

	Cost		Accrued amortization		Balances as of Dec-31-09		Cost		Accrued amortization		Balances as of Dec-31-08

Recorded name Republic	Ps.	70,264	Ps.	-	Ps.	70,264	Ps.	72,850	Ps.	-	Ps.	72,850
Kobe Tech Contract (Republic)		81,974		31,372		50,602		84,980		24,193		60,787
Listing of customers Republic		42,939		9,860		33,079		44,514		7,609		36,905
Listing of customers Grupo San		2,205,700		388,040		1,817,660		2,205,700		142,962		2,062,738
No competition contract Grupo San		394,700		156,235		238,465		394,700		57,560		337,140
Trademark San 42 (1)		329,600		-		329,600		345,600		-		345,600
Gas contracts Grupo San		68,200		68,200		-		68,200		68,200		-
Technological platform		8,800		2,787		6,013		8,800		1,027		7,773
Goodwill Grupo San (1)		1,814,160		-		1,814,160		4,166,160		-		4,166,160

		5,016,337		656,494		4,359,843		7,391,504		301,551		7,089,953

(1)

As of December 31, 2009 the Company recognized an impairment loss of $2,368,000. That resulted in the decrease of the value of the Goodwill of Grupo San and the trademark San for Ps. 2,352,000 and Ps. 16,000, respectively.

The estimated useful lives and amortizations for the following five years are as follows:

				Amortization for the year ended December 31,		Estimated future amortization
	Value at 31-Dec-09		Useful Life	2009		2010 – 2012		2013		2014
Recorded name Republic	Ps.	70,264	Indefinite	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Kobe Tech Contract (Republic)		50,602	144 months		7,179		21,537		7,179		7,179
List of clients Republic		33,079	240 months		2,251		6,753		2,251		2,251
Listing of customers Grupo San		1,817,660	108 months		245,078		735,234		245,078		245,078
No competition contract Grupo San		238,465	48 months		98,675		238,465		-		-
Trademark San 42		329,600	Indefinite		-		-		-		-
Gas contracts Grupo San		-	7 months		-		-		-		-
Technological platform		6,013	60 months		1,760		5,280		733		-
Goodwill Grupo San		1,814,160	Indefinite		-		-		-		-

	Ps.	4,359,843		Ps.	354,943	Ps.	1,007,269	Ps.	255,241		$254,508

10.

Other assets and deferred charges

Until December 31, 2007 other assets were updated for inflation based on the NCPI at that date. At December 31, 2009 and 2008, this item is comprised of the following:

	Cost		Accrued amortization		Balances as of Dec-31-09		Cost		Accrued amortization		Balances as of Dec-31-08
Preoperative expenses and deferred
charges (1)		23,563		10,682		12,881		668,287		492,898		175,389
Other assets (2)		96,227		-		96,227		89,878		-		89,878

	Ps.	119,790	Ps.	10,682	Ps.	109,108	Ps.	758,165	Ps.	492,898	Ps.	265,267

(1)

According to the adoption of the new MFRS C-8 the preoperative expenses were cancelled to retained earnings. The unamortizated preoperative expenses that were cancelled to retained earnings was Ps. 151,826 less its deferred income tax liability of Ps. 42,511.

(2)	The other assets are not subject to amortization and are comprised mainly of guarantee deposits, among others.

The estimated useful lives and amortizations for the following five years are as follows:

				Amortization for the year ended December 31,		Estimated future amortization
	Value at 31-Dec-09		Useful Life	2009		2010 - 2012		2013		2014
Preoperative expenses and deferred
charges		12,881	10 -20 years		10,682		12,881		-		-

	Ps.	12,881		Ps.	10,682	Ps.	12,881	Ps.	-	Ps.	-

11.	Notes payable, Debt and Medium Term Notes

(a)

Revolving line of credit with General Electric (GE) Capital

On December 31, 2008, the subsidiary Republic Inc. maintained a U.S.$150.0 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). This facility was scheduled to mature on May 20, 2009. However, on December 1, 2008, Republic Inc. was granted an extension of the GE credit facility until May 20, 2010, at the Company’s election. However, on October 30, 2009, the Company changed the termination date to December 31,2009, and the Company did not have access to a revolving credit facility on December 31, 2009.

At December 31, 2008, Republic Inc. had U.S.$0.6 million (Ps. 8,800 million), in outstanding borrowings and had issued U.S.$5.8 million, in letters of credit under the GE credit facility. As this agreement was terminated on December 31, 2009, there were no outstanding borrowings at December 31, 2009. However, there were outstanding letters of credit of $6.4 million (Ps. 83.6 million) still open as of December 31, 2009 creating an event of default under the GE Credit Facility. In this event of default, GE Capital withheld U.S.$6.7 million (Ps. 87.5 million) of funds from Republic Inc.’s bank account during January 2010 to cover the outstanding letters of credit plus 5% cash collateral to be held as security until the letters of credit issued by GE Capital are cancelled. During February 2010, one of the letters of credit was replaced by JP Morgan Chase and GE Capital refunded U.S.$3.9 million (Ps. 50.9 million) to the Company.

Borrowings under the GE credit facility were bearing interest, at Republic Inc.’s option, at an index rate equal to the higher of the “prime rate” published from time to time by The Wall Street Journal, plus the applicable margin, or the federal funds rate plus 50 basis points per annum, plus the applicable margin; or LIBOR plus the applicable margin. Through October 29, 2009, the applicable margins ranged from 0.00% to 0.25% for index rate loans and from 0.875% to 1.25% for LIBOR loans based on the average daily availability in the prior quarter. The margins on the unused facility fee ranged from 0.50% to 0.375%. Through October 29, 2009, Republic Inc. was required to pay an unused facility fee of 0.50% per annum. On October 30, 2009 through December 31, 2009, the applicable margin was 2% for index rate loans and 3% for LIBOR loans, and the unused facility fee was increased to 0.75% per annum.

12.

Seniority Premiums and Termination Payments

The cost, obligations and other components of seniority premiums and termination payments were determined based on computations made by independent actuaries at December 31, 2009, 2008 and 2007.

The components of the net period cost for the years ended December 31, 2009, 2008 and 2007 corresponding to seniority premiums and termination benefits are as follows:

	2009		2008		2007

Net period cost:
Labor cost	Ps.	8,098	Ps.	5,602	Ps.	2,654
Financial cost		9,609		8,517		755
Amortization of transition liability		1,342		1,342		990
Amortization of prior service cost and plan
amendments		6,872		5,715		176
Contributions to pensions		-		3,940		-
Actuarial loss and others		9,787		1,900		-

Net period cost	Ps.	35,708	Ps.	27,016	Ps.	4,575

An analysis of the present value of benefit obligations is as follows:

	2009		2008

Projected benefits obligations	Ps.	77,688	Ps.	202,965
Plan assets		-		(100,460)

Unamortized items
Transition liability		(37,751)		(47,050)
Prior service cost and plan amendments		(2,616)		49
Variations in assumptions and experience adjustments		(4,181)		(21,409)
Additional liability		-		-

Accumulated benefit obligations	Ps.	33,140	Ps.	34,095

The most important assumptions used in determining the net period cost of the plans are:

	2009	2008

Actual discount rate used to reflect current value of obligations	8.0%	8.4%
Actual rate of future salary increases	5%	4%
Actual expected return rate of plan assets	5.8%	8.4%

13.

Other employment benefit plan

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Eighty-three percent of the Republic’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). The collective bargaining agreement expires on August 15, 2012 (labor agreement). For the Mexican operations, approximately 60% of the employees are under collective contracts. The Mexican collective contracts expire in periods greater than one year.

Defined Contribution Plans

The labor agreement provides for a defined contribution program for retirement healthcare and pension benefits. Republic is required to make a contribution for every hour worked. The labor agreement requires a contribution to the retirement healthcare plan of U.S.$3.00 (Ps. 39.2) for every hour worked, not to be less than U.S.$2.85 million (Ps. 37.2 million) per quarter, but not to exceed U.S.$11.4 million (Ps. 149 million) per year. Contributions are made to the pension plan at a rate of U.S.$1.68 (Ps. 22) per hour as defined in the labor agreement. For the years ended December 31, 2009 and 2008, Republic recorded Ps. 251 million, Ps. 216 million and Ps. 176 million, respectively, of expense related to the funding obligations of both the retirement healthcare and pension benefits.

Republic has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Republic contributions and voluntary deferrals of employees’ compensation. Republic funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Republic’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. Republic provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and Republic’s matching 401(k) contributions. For years ended December 31, 2009, 2008 and 2007, Republic recorded expense of Ps. 26 million, Ps. 31.3 million and Ps. 26 million, respectively, related to this defined contribution retirement plan.

Effective April 1, 2007, Republic amended the defined contribution retirement plan to include all employees covered by the USWA labor agreement. Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Republic contributions or employer matching contributions.

Profit Sharing Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million (Ps. 653million) multiplied by 2.5%, U.S.$50.0 million (Ps. 653 million) to U.S.$100.0 million (Ps. 1,306 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 1,306 million) multiplied by 3.5%, less the previous payouts during the year. For the year ended December 31, 2008, Republic recorded U.S.$4.6 million (Ps. 51 million) related to its profit sharing funding obligation under the labor agreement. For the year ended December 31, 2009, there was no profit sharing earned, accrued or recorded.

In 2004, Republic Inc. adopted a profit sharing plan for salary and nonunion hourly employees excluding a select group of managers and executives. Republic is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of Ps. 163 million (U.S.$12.5 million). For the years ended December 31, 2008 and 2007, Republic recorded expense of Ps. 26 million and Ps. 16 million under this plan. For the year ended December 31, 2009, there was no profit sharing earned, accrued, or recorded.

Incentive Compensation Plans

During 2007, Republic Inc. had a Key Employee Incentive Plan which was in effect beginning February 1, 2007. The plan was based on attaining the 2007 Business Plan earnings before income taxes, depreciation and amortization (EBITDA) and individual performance targets. The objectives were measured on an annual basis. For the year ended December 31, 2007, Republic did not record expense under this plan due to not meeting the annual measurement objectives.

Effective January 1, 2008, Republic Inc. adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, Republic adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan. The plans were based on attaining the 2008 Business Plan (EBITDA) and other performance targets. The objectives were measured on a quarterly basis. Individuals designated as participants in these plans were excluded from the profit sharing plan. For the year ended December 31, 2008, Republic recorded Ps. 26 million and Ps. 16 million, respectively, of expense under these incentive plans. For the year ended December 31, 2009, there were no incentives earned under these plans as the target thresholds for the year were not met.

Deferred Compensation Plan

Republic had a deferred compensation plan covering certain key employees. This plan was terminated on December 31, 2009. The plan allows for the covered employees to make annual deferrals of base salary and provides for a fixed annual contribution by the Company based on a percentage of salary. For the years ended December 31, 2009, 2008, and 2007 the Company recorded expense of Ps. 1.3 million, Ps. 1.1 million and Ps. 1.1 million respectively, related to the deferred compensation plan.

14.

Employees Profit Sharing (EPS)

EPS is computed in similar terms to the taxable profit for income tax, excluding the annual adjustment due to inflation and the inflation effects in tax depreciation. The EPS is recorded in the Income Statement in the caption of general expenses. For the years 2009, 2008 and 2007 EPS was as following:

	2009		2008		2007

Current	Ps.	7,385	Ps.	23,979	Ps.	269
Deferred		(124)		(38)		-

Total	Ps.	7,261	Ps.	23,941	Ps.	269

As of December 31, 2009, the Company does not have deferred EPS. As of December 31, 2008, the Company has deferred EPS for Ps. 124 and it is included in the balance sheet under the Other Assets caption.

15.	Stockholder´s equity The most significant characteristics of stockholders’ equity accounts are described below:

(a)

Capital stock structure

i) On July 22, 2008 at a Shareholders Meeting, an increase was approved to the capital stock in its variable portion of Ps. 134,695, represented by 27,699,442 ordinary shares corresponding to “B” series, with a subscription price of 50.64 Pesos which included a stock premium of 45.7772612088 Pesos for each share. In this same meeting, Industrias CH, two of its affiliates companies and other related companies were authorized to subscribe and acquire 23,087,603 of the shares and the 4,611,839 remaining shares were offered to the rest of the shareholders in accordance with their preemptive rights. Once the subscription term expired, the Board of Directors in exercise of its powers delegated by the Shareholders Meeting on February 24, 2009, cancelled these additional shares corresponding to an amount of Ps. 22,426. The increase of capital stock paid was Ps. 112,269 plus there was a stock premium of Ps. 1,056,887.

ii) At an Extraordinary Meeting held on October 24, 2006, the stockholders approved to increase the capital stock of the Company through a public offer of 60,000,000 shares in the domestic and international markets. On February 8, 2007 an offer price per share was established for the primary purchasing offer (the “Offer”) for up to 52,173,915 shares, at 45.70 pesos per share. The offer price for the ADSs (American Despoisitary Shares) was 12.50 dollars per ADS. Each ADS represents 3 B Series shares. In addition to the 52,173,915 shares, the Company granted the underwriters an over-allotment option of 7,826,085 additional B series shares.

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

The number of shares corresponding to B series originated without nominal value as of December 31, 2009, 2008 and 2007 are the following:

	2009	2008	2007

Common series “B” shares	497,709,214	497,709,214	474,621,611

Each share has the right to one vote at stockholders’ meeting. Minimum fixed capital not subject to withdrawal is Ps. 441,786 nominal amount.

(b)

Comprehensive Income

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net (loss) income:

	2009		2008		2007

Net (loss) income – controlling interest	Ps.	(322,938)	Ps.	1,796,137	Ps.	1,529,057
Result from holding non-monetary assets (1)		-		-		292,936
Deferred taxes applied to result from holding
non-monetary assets.		-		-		(77,903)
Fair value of derivative financial instruments		159,453		(376,206)		6,329
Deferred taxes in fair value of derivative
financial instruments		(40,312)		105,338		(1,772)
Translation effect of foreign subsidiaries, net		(158,317)		1,245,032		(12,226)
		(362,114)		2,770,301		1,736,421
Non-controlling interest (2)		(852,174)		104,212		96,118

Total	Ps.	(1,214,288)	Ps.	2,874,513	Ps.	1,832,539

(1) Includes primarily the result from holding nonmonetary assets due to fixed assets.

(2) The non-controlling interest is the due to the investment of Industrias CH, S.A.B. de C.V. (Holding Company) in SimRep Corporation.

(c)	Restrictions on stockholder’s equity

The Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of the capital stock issued and outstanding. At December 31, 2009, the legal reserve aggregates to Ps. 484 million.

Stockholder contributions, which are restated for tax purposes, may be refunded tax-free, provided that the reimbursed amount is equal to or in excess of the Company’s stockholders’ equity.

Earnings distributed on which no income tax has been paid, as well as other stockholders’ equity account distributions are subject to income tax, payable by the Company, at the rate of 30%, consequently, the stockholders may only receive 70% of such dividends.

16.	Income tax

I) Flat Rate Business Tax

The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law became into force as of January 1, 2008 and abolished the Asset Tax Law.

Current-year FRBT is computed by applying the 17% rate (16.5% for 2008) to income determined on the basis of cash flows, net of authorized credits.

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

II) Income Tax
a)

On December 7, 2009, a tax reform bill was approved and published for 2010 fiscal year, which reforms, amends and annual certain tax dispositions. This reform came into force as of January 1, 2010.

This tax reform bill enacts an ISR rate increase that will be effective as follows:

		1)	for years 2010 to 2012: 30%
		2)	for year 2013 29% and
		3)	for year 2014 and future years 28%.

	b)	The Company consolidates its taxable income through ICH, the parent company. Under Mexican Income Tax Law, ICH and each of its subsidiaries calculate their taxes individually, and have the obligation to pay the minority part of such taxes directly to the Mexican Tax Authorities. The majority interest for consolidated tax purposes is paid through the holding company. The Company computes its tax provision on a standalone basis.

An analysis of income tax charged to results of operations for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007

Current income tax Mexican
subsidiaries	Ps.	183,070	Ps.	545,490	Ps.	80,119
Current income Tax foreign
subsidiaries		(824,812)		197,765		31,403
Deferred income tax Mexican
subsidiaries		(1,250,496)		392,271		356,059
Deferred income tax foreign
subsidiaries		(153,164)		(99,223)		153,093

Total income tax	Ps.	(2,045,402)	Ps.	1,036,303	Ps.	620,674

c)	At December 31 2009 and 2008, deferred taxes were analyzed as follows:

	2009		2008

Deferred tax assets:
Allowance for bad debts	Ps.	118,459	Ps.	62,401
Liability provisions		141,509		144,333
Advances from customers		52,401		20,735
Tax Loss Carryforwards (NOLs) (1)		935,530		1,731,612
Republic tax credits (AMT)		142,039		192,596
Recoverable asset tax		99,610		99,610
EPS provision		2,057		19,874
Derivative financial instruments		65,026		105,338

Deferred assets		1,556,631		2,376,499

Less:
Valuation allowance for deferred tax asset		(138,930)		(182,344)
Valuation allowance for NOLs from acquisitions		(458,173)		(1,067,785)

Total valuation allowance		(597,103)		(1,250,129)

Deferred assets, net		959,528		1,126,370

Deferred tax liabilities:
Inventories		392,279		644,822
Property, plant and equipment		2,243,398		2,230,251
Additional liabilities from other tax transactions		-		1,142,882
Preoperative expenses		1,833		51,001
Intangibles from Grupo San acquisition		693,335		765,542
Deferred flat rate business tax, net		41,400		39,693
Prepaid expenses		68,340		-
Other		-		4,384

Total deferred liabilities		3,440,585		4,878,575

Deferred credit for future tax benefits from NOLs
from acquisitions		256,713		420,046

Deferred liabilities, net	Ps.	2,737,770	Ps.	4,172,251

(1)	At December 31, 2009 the Tax Loss Carryforwards include Ps. 46,437 originating in state and local fiscal losses of Republic.

d)	At December 31, 2009, 2008 and 2007 the tax (benefit) expense attributable to income before income tax and non-controlling interest differed from the expense computed by applying the income tax rate of 28% in 2009, 2008 and 2007 to income before these provisions and non- controlling interest. An analysis is as follows:

	2009		2008		2007

Expected tax (benefit) expense	Ps.	(901,744)	Ps.	822,262	Ps.	628,838
Increase (decrease) resulting from:
Net effect of inflation		(2,724)		(27,152)		15,541
Cancellation on asset tax		-		-		90,889
Effect on Republic’s effective income tax rate		(152,501)		12,849		80,191
Change in valuation allowance of deferred tax		(43,414)		82,734		(14,612)
assets (1)
FRBT paid in excess of income tax		39,353		87,407		-
Change of valuation allowance of NOLs from
acquisitions (3)		(334,622)		(446,909)		(493,010)
Change in the additional liability from other tax
transactions (2)		(1,142,882)		446,909		342,933
Amortization of deferred credit (note 2r)		(163,333)		-		-
Impairment loss		663,040		-		-
Other, net		(6,575)		58,203		(30,096)

Income tax (benefit) expenses	Ps.	(2,045,402)	Ps.	1,036,303	Ps.	620,674

(1)

At December 31, 2009 and 2008 the total valuation allowance for deferred tax assets was Ps. 597,103 and Ps. 1,250,129, respectively. For the year 2007, due to the new FRBT law and the transition rules regarding the recovery of asset tax from prior years, the Company wrote-off part of its recoverable asset tax and consequently has reduced its valuation allowance. During 2008 the subsidiary SimRep generated a tax credit (AMT) for Ps. 192,596 and the Company determined that part of that credit was not going to be recovered and consequently increased its valuation allowance Ps. 82,734 with respect to this asset. For the year 2009 based on the recoverability analysis made on SimRep deferred tax assets the Company decreased its valuation allowance on Ps. 43,414. To evaluate the recoverability of deferred tax assets, management considers the probability of not recovering all or a portion of it. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, management considers the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies.

(2)	The Company determines an additional deferred tax liability from transactions that result in a deferral of current income tax expense, but they will result in a tax expense in the future. For the years ended December 31, 2008 and 2007, the increases in this liability are related to the amortization of NOLs from acquisitions. In 2009 the additional deferred tax liability reversed mainly due to the impairment loss and the Republic losses incurred during 2009.

(3)	This benefit is the result of the change in valuation allowance for recognition of tax loss carry forwards from acquisitions. In 2009, Simec sold a subsidiary to ICH for Ps. 6 million at book value, that included fully reserved NOLs for Ps. 274,990. The amount for 2009 in this caption is presented net of the change in the valuation allowance from the fully reserved NOLs included in a subsidiary that was sold to ICH at book value.

The effective rate for the years ended on December 31st, 2009, 2008 and 2007 were (63.5%), 35.3% and 27.6%, respectively.

e)

The Company has available Mexican tax loss carryforwards which can be applied against earnings generated in the following ten years, and indexed for inflation, following the procedures established by the Income Tax Law in force.

Year of Origin	Expiration	Tax Losses Carryforward (1)

2004	2014		362
2005	2015		1,115,217
2006	2016		126,242
2007	2017		293,129
2008	2018		1,247,876
2009	2019		180,816

		Ps.	2,963,642

At December 31, 2009 there were available tax loss carryforwards, restated for inflation, as follows:

(1) Tax losses carryforward include Ps. 2,599,576 from acquisitions.

III) Asset tax (AT)
Prior to the new FRBT law, asset tax is levied at the rate of 1.25% and is payable on the average value of most assets net of certain liabilities. Asset tax may be credited against income tax and is payable only to the extent that it exceeds this tax. Asset tax paid can be requested for refund to the extent that the income tax exceeds this tax in the following ten years. For the years 2009 and 2008 Company determined an asset tax of Ps. 99,610 will not be recovered based on the prospective analysis of its results and it has been reserved in its totality.

17.	Acquisitions

a)	On December 26, 2008 the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary of Grupo TMM, S. A. de C. V., to turn this company in to the operating subsidiary of the manufacturing plants steel plants located in Mexico. The total cost of this acquisition was Ps. 202 million. On January 6, 2009 this company was renamed to Simec International 2, S. A. de C. V.

b)

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

c)

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

As of December 31, 2009 the Company recognized an impairment loss of $2,368,000 (see note 9) on some of the intangibles obtained in the Grupo San acquisition.

The following combined pro forma financial information (unaudited) for 2008 and 2007 is based on the Company’s combined historical financial statements adjusted to reflect the acquisition of Grupo San and certain accounting adjustments related to the net profits of the acquired company.

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

		2008		2007
		(unaudited)		(unaudited)

Net Sales	Ps.	37,869,617	Ps.	28,402,386
Marginal Profit		6,301,519		4,587,178
Net Income	Ps.	2,378,033	Ps.	1,867,191

Controlling interest Earnings
per Share (Pesos)		4.90		3.99

18. Segments

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

	For the year ended on December 31st, 2009
	Mexico		USA		Operations between Segments		Total

Net Sales	Ps.	11,366,780	Ps.	7,864,749	Ps.	-	Ps.	19,231,529
Cost of Sales		7,927,728		9,789,026		-		17,716,754

Marginal Profit (loss)		3,439,052		(1,924,277)		-		1,514,775
Indirect overhead, selling and
administrative expenses		1,612,770		688,212		-		2,300,982

Operating (loss) income		1,826,282		(2,612,489)		-		(786,207)

Other income (expense), net		70,102		(40,111)		-		29,991
Impairment of intangible assets		(2,368,000)		-		-		(2,368,000)
Financial income (expenses), net		21,726		(39,595)		-		(17,869)
Exchange loss, net		(78,429)		-		-		(78,429)

Loss before income tax		(528,319)		(2,692,195)		-		(3,220,514)

Income tax		(1,067,426)		(977,976)		-		(2,045,402)

Net income (loss)	Ps.	539,107	Ps.	(1,714,219)	Ps.	-	Ps.	(1,175,112)

Other Data	Mexico		United States of America		Operations between Segments		Total

Total Assets	Ps.	18,128,431	Ps.	8,581,370	Ps.	-	Ps.	26,709,801
Depreciation and Amortization		783,414		264,468		-		1,047,882
Additions of property, plant and
equipment, net		176,249		86,958		-		263,207

	For the year ended on December 31st, 2008
	Mexico		USA		Operations between Segments		Total

Net Sales	Ps.	12,780,358	Ps.	22,448,283	Ps.	(43,421)	Ps.	35,185,220
Cost of Sales		8,402,516		21,438,719		(45,072)		29,796,163

Marginal Profit		4,377,842		1,009,564		1,651		5,389,057
Indirect overhead, selling and
administrative expenses		1,567,060		706,768		-		2,273,828

Operating income		2,810,782		302,796		1,651		3,115,229

Other (expense) income, net		(29,166)		25,250		-		(3,916)
Financial income (expenses), net		100,522		(22,000)		-		78,522
Exchange loss, net		(253,183)		-		-		(253,183)

Income before income tax		2,628,955		306,046		1,651		2,936,652

Income tax		937,761		98,542		-		1,036,303

Net income	Ps.	1,691,194	Ps.	207,504	Ps.	1,651	Ps.	1,900,349

Other Data	Mexico		United States of America		Operations between Segments		Total

Total Assets	Ps.	19,885,862	Ps.	10,928,155	Ps.	- Ps.		30,814,017
Depreciation and Amortization		677,339		217,967		-		895,306
Additions of property, plant and
equipment, net		148,749		331,055		-		479,804

	For the year ended on December 31st, 2007
	Mexico		United States of America		Operations between Segments		Total

Net Sales	Ps.	8,407,018	Ps.	16,118,609	Ps.	(419,533)	Ps.	24,106,094
Cost of sales		5,716,571		15,199,112		(416,765)		20,498,918

Marginal Profit		2,690,447		919,497		(2,768)		3,607,176
Indirect overhead, selling and
administrative expenses		837,246		585,913		-		1,423,159

Operating Income		1,853,201		333,584		(2,768)		2,184,017

Other (expense) income, net		(8,666)		29,995		-		21,329
Financial income (expenses), net		291,189		(17,876)		-		273,313
Exchange loss, net		(37,879)		-		-		(37,879)
Result on monetary position		(227,014)		32,083		-		(194,931)

Income before income tax		1,870,831		377,786		(2,768)		2,245,849

Income Tax		435,973		184,701		-		620,674

Net income	Ps.	1,434,858	Ps.	193,085	Ps.	(2,768)	Ps.	1,625,175

Other Data
Total Assets	Ps.	15,221,534	Ps.	7,619,723	Ps.	-	Ps.	22,841,257
Depreciation and Amortization
		334,010		215,246		-		549,256
Additions of property, plant and
equipment, net		168,926		316,742		-		485,668

The Company’s net sales to foreign or regional customers during 2009, 2008 and 2007 are as follows:

	Sales

	2009		2008		2007

Mexico	Ps.	10,685,259	Ps.	11,366,526	Ps.	7,393,755
USA		7,829,024		21,622,442		15,296,430
Canadá		502,286		598,711		583,917
Latin America		135,965		394,998		113,058
Other (Europe and Asia)		78,995		1,202,543		718,934

Total	Ps.	19,231,529	Ps.	35,185,220	Ps.	24,106,094

19. Commitments and contingencies -

Commitments~~-~~

(a)

During 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic to receive payments for allowing reduction of electricity demands during identified time periods. This agreement term is two twelve month periods beginning June 1, 2008 and ending May 31, 2010. During 2009, U.S.$3.0 million was recognized as revenue related to the received payments from Integrys in relation to the end of the first annual revenue cycle May 31, 2009, as the Company fulfilled its performance obligations under the terms of the agreement at that time. Relating to the term ending May 31, 2010, U.S.$0.4 million was recorded as deferred revenue at December 31,2009.

(b)

Republic leases certain equipment, office space and computers through operating contracts under non- cancelable operating leases. These lease contracts will expire in several different dates by the end of 2013. During the years ended December 31, 2009, 2008 and 2007, the expenses for operating leases were Ps. 80 million, Ps. 84 million and Ps. 77 million, respectively. At December 31, 2009, total minimum lease payments under non-cancelable operating leases are Ps. 30 million in 2010, Ps. 21 million in 2011, Ps. 7.8 million in 2012 and Ps. 3.9 million in 2013. At December 31, 2009 there are no additional obligations after 2013.

Contingencies

(a)

During 2009, Republic was awarded U.S.$6.7 million resulting from a settlement with their predecessor owners related to pre-acquisition contingency indemnification provisions contained in the 2005 purchase agreement. The full amount of this settlement was received and recognized as other income during 2009.

(b)

During 2009, Republic was required to pay back U.S.$2.2 million in settlement of what was determined to be “preference payments” from a customer bankruptcy. The full amount was expensed and paid during 2009.

(c)

During 2009, Republic agreed to settle a dispute with a vendor of iron ore pellets by paying U.S.$9.1 million. U.S.$4.5 million was paid during 2009, and U.S.$4.6 million was paid in January of 2010. The full amount of this settlement was expensed during 2009, U.S.$4.6 million of which was accrued at December 31, 2009 in other accrued liabilities (current).

(d)

As is the case with most steel producers in the USA, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve to cover probable environmental liabilities totals Ps. 44.4 million and Ps. 54.2 million as of December 31, 2009 and 2008, respectively. The current and non-current portions of the environmental reserve are included in the attached consolidated balance sheet, as “Other liabilities” and “Other long- term liabilities”, respectively. Republic is not otherwise aware at this time of any additional environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to Republic’s facilities for which the establishment of an additional reserve would be appropriate at this time. To the extent Republic incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Republic’s facilities and future changes in applicable laws and regulations may require Republic to incur significant costs that have a material adverse effect on the Republic’s future financial performance.

(e)	California Regional Water Control Board, CRWCB

In 1987, Pacific Steel, Inc. (“Pacific Steel” or “PS”), a subsidiary of Simec based in National City in San Diego County, California, received a notice from the California Regional Water Control Board, San Diego Region (the “Regional Board”), which prohibited Pacific Steel from draining into the street waters from spraying borax (waste resulting from the process of the scrap yard). This and other subsequent requirements obligated Pacific Steel to (i) stop operations in the scrap yard, (ii) send an enclosure of the borax which was stored in its yards and (iii) take samples of the soil where the borax was found. The result of this study was that the residual metal contents represented no significant threat to the quality of water. The CRWCB approved the program to monitor both the soil and certain underground layers submitted by Pacific Steel. In December 2002, the CRWCB notified Pacific Steel that the jurisdiction to decide on the case had been transferred to the DTSC (Department of Toxic Substances Control). Further, the DTSC informed PS that the case would be resolved simultaneously with the other pending issues described below.

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

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the Company created an allowance for this contingency at December 31, 2002, of approximately US$1.7 million. During the year 2009 the company incurred in cleaning expenses of Ps. 6.7 million that were cancelled against the allowance created by the Company for this matter. At December 31, 2009 the allowance amounts to Ps. 6.2 million (US$0.5 million). The obtaining of permits for the remediation of the site from authorities cannot be warranted, nor can the corrective measures being more costly than expected be warranted.

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

(f)

The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations.

19)

Subsequent event

As a result of the earthquake in the city of Mexicali on April 4, 2010, the plant located in this city suffered some small damages to its equipment and facilities mainly in a transformer of the electrical substation, causing the temporary lack of energy and temporary stop in the steel mill and the rolling mill. The Company considers that this event did not significantly affect its financial situation and to the date of the release of these financial statements the Mexicali plant is operating as normal.

20)

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

The Mexican and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2009 and 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to US GAAP.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No. 51” (“FAS 160”). FAS 160 was codified as a component of ASC 810.10. ASC 810.10 requires non-controlling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. Additionally, consolidated net income shall be adjusted to include the net income attributed to the non-controlling interest. The consolidated cumulative other comprehensive income shall be adjusted to include the net income attributed to the non-controlling interest. Accordingly, in 2009 no further classification difference exists between Mexican GAAP and US GAAP related to non-controlling interests. Previous year’s reconciliations of net income and equity presented below have been retrospectively adjusted (reclassified) for all periods to reflect the adoption of ASC 810.10. The adoption of this new guidance resulted in a retrospective adjustment of equity and income, for presentation and disclosures as shown in the following reconciliations of net income and equity.

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net (loss) income and consolidated stockholders’ equity are presented below, in thousands of Mexican pesos as of December 31, 2009, with an explanation of the adjustments.

Reconciliation of net (loss) income:

	2009		2008	2007

Net (loss) income as reported under Mexican
GAAP	Ps.	(1,175,112)	1,900,349	1,625,175

Inventory indirect costs		(65,832)	41,465	76,695
Depreciation on restatement of machinery and
equipment		(5,607)	(5,185)	1,496
Deferred income taxes		(19,105)	(20,925)	(32,660)
Deferred employee profit sharing		-	(700)	50
Pre-operating expenses, net		-	30,698	30,698
Amortization of gain from monetary position and
exchange loss capitalized under Mexican GAAP		7,755	7,755	7,755
Adjustment for implied goodwill for impairment		102,000	-	-

Total US GAAP adjustments		19,211	53,108	84,034

Net (loss) income under US GAAP	Ps	(1,155,901)	1,953,457	1,709,209

Allocation of net (loss) income under US GAAP:
Non-controlling interest on Mexican GAAP	Ps.	(852,174)	104,212	96,118
US GAAP adjustment on non – controlling
interest		(24,644)	5,536	25,438

Non-controlling interest under USGAAP		(876,818)	109,748	121,556
Controlling interest under USGAAP		(279,083)	1,843,709	1,587,653

	Ps.	(1,155,901)	1,953,457	1,709,209

Weighted average shares outstanding		497,709,214	484,903,795	468,228,497

Net (loss) earnings per share (pesos) –
controlling interest	Ps.	(0.56)	3.80	3.39

Under US GAAP impairment loss is recorded as an operating expense. In 2009, recorded impairment loss under US GAAP totals Ps. 2,266 million. In 2009 and 2008, the Company recorded expense from employee profit sharing of Ps. 7 million and Ps. 24 million, respectively, recorded as other expenses that was reclassified to operating expenses for US GAAP purposes. In 2009, 2008 and 2007 the Company recorded Ps. 7 million, Ps. 5 million and Ps. 9 million, respectively, under other income which was reclassified under operating income for US GAAP purposes.

Reconciliation of stockholders’ equity:

	2009		2008	2007

Total stockholders’ equity reported under
Mexican GAAP	Ps.	19,981,894	21,305,497	17,252,034

Inventory indirect costs		138,083	203,915	162,450
Restatement of machinery and equipment		174,113	179,720	184,905
Deferred income taxes		(44,080)	(21,217)	(292)
Deferred employee profit sharing		-	-	700
Pre-operating expenses		-	(135,473)	(166,171)
Gain from monetary position and exchange
loss capitalized, net		(164,631)	(172,386)	(180,141)
Adjustment for implied goodwill		102,000	-	-

Total US GAAP adjustments		205,485	54,559	1,451

Total stockholders’ equity under US GAAP	Ps.	20,187,379	21,360,056	17,253,485

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

	Capital Stock and Paid-in Capital		Retained Earnings	Fair Value of Derivative Financial Instruments	Translation effect of foreign subsidiaries	Cumulative Restatement Effect	Total Controlling Stockholders’ Equity	Non-controlling interest	Total stockholders’ equity

Balances as of
December 31, 2006		4,181,805	5,673,145	(4,557)	(25,539)	975,909	10,800,763	2,277,408	13,078,171

Increase in capital stock		2,420,726	-	-	-	-	2,420,726	38,436	2,459,162

Net comprehensive income		-	1,587,653	4,557	(6,171)	5,393	1,591,432	124,720	1,716,152

Balances as of
December 31, 2007		6,602,531	7,260,798	-	(31,710)	981,302	14,812,921	2,440,564	17,253,485

Increase in capital stock		1,169,156	-	-	-	-	1,169,156	-	1,169,156

Net comprehensive income		-	1,843,709	(270,868)	626,875	-	2,199,716	737,699	2,937,415

Balances as of
December 31, 2008		7,771,687	9,104,507	(270,868)	595,165	981,302	18,181,793	3,178,263	21,360,056

Net comprehensive loss		-	(279,083)	119,141	(79,507)	-	(239,449)	(955,628)	(1,195,077)
Net effect of adopting C-8		-	-	22,400	-	-	22,400	-	22,400

Balances as of
December 31, 2009	Ps.	7,771,687	8,825,424	(129,327)	515,658	981,302	17,964,744	2,222,635	20,187,379

The cumulative difference between the amounts included under Capital Stock and Paid-in Capital for US GAAP and Capital Stock for Mexican GAAP arise from the following items:

Issuance of capital stock

During 1993 and 1994 the Company recorded Ps. 99,214 and Ps. 31,794, respectively, corresponding to expenses related to the issuance of shares in a simultaneous public offering in the United States and Mexico as a reduction of the proceeds from the issuance of capital stock. In 1993 and 1994, these expenses were deducted for tax purposes resulting in a tax benefit of Ps. 34,478 and Ps. 10,812. These tax benefits were included in the statement of operations for Mexican GAAP purposes. For US GAAP purposes these items were shown as a reduction of cost of issuance of the shares, thereby increasing the net proceeds from the offering.

Maritime operations and amortization of negative goodwill

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

For US GAAP purposes, the retained tax benefit of Ps. 1,701 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S.$ 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S. $110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under US GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For US GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebtness was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2009 is Ps. 626,203.

Reconciliation of Net (Loss) Income and Stockholders’ Equity

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The explanations of the related adjustments included in the Reconciliation of the Net (Loss) Income and the Reconciliation of stockholders’ equity are explained below:

Inventory

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

Restatement of property, machinery and equipment

As explained in note 2(j), in accordance with Mexican GAAP, imported machinery and equipment has been restated until December 31, 2007 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, until December 31, 2007 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net (loss) income and stockholders’ equity.

Deferred income taxes and employee profit sharing

As explained in Note 2(r) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican FRS D-4. The main differences between ASC 740 Income Taxes (formerly SFAS No. 109) and FRS D-4, as they relate to the Company, which are included as reconciling items between Mexican and US GAAP are:

  the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes until December 31, 2007,

  the income tax effect until December 31, 2008 of capitalized pre-operating expenses. With adoption of new MFRS C-8 in 2009 these capitalized expenses were cancelled to retained earnings. For US GAAP purposes, these are expensed when incurred, the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and, the income tax effect of the inventory cost which for Mexican GAAP some inventories are valued under the direct cost system and for US GAAP inventories have been valued under the full absorption cost method.

In Shareholder’s equity, the cumulative deferred income tax for US GAAP purposes is included under Retained Earnings. Under Mexican GAAP such effect is included under the cumulative deferred income tax caption through December 31, 2007, and then was reclassified to Retained Earnings in 2008.

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP has been determined following the guidelines of ASC 740 Income Taxes (formerly SFAS No. 109). Until December 31, 2007, under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time. As mentioned in Note 2(p), beginning in 2008, the company recognizes deferred employee profit sharing under the new MFRS D-3 for Mexican GAAP. There are no significant differences between ASC 740 Income Taxes (formerly SFAS No. 109) and MFRS D-3.

Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other (expenses) income, net under MFRS.

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) at December 31, 2009 and 2008, under US GAAP are present below:

	2009		2008

Deferred tax assets:
Allowance for doubtful receivables	Ps.	118,459	62,401
Accrued expenses		141,509	144,333
Advances from customers		52,401	20,735
Derivative financial instruments		65,026	105,338
Net operating loss carryforwards		935,530	1,731,612
Republic tax credits		142,039	192,596
Recoverable asset tax		99,610	99,610
Employee profit sharing provision		2,057	19,874

Total gross deferred tax assets		1,556,631	2,376,499
Less valuation allowance		597,103	1,250,129

Net deferred tax assets		959,528	1,126,370

Deferred tax liabilities:
Inventories, net		433,704	701,918
Property, plant and equipment		2,246,053	2,232,304
Pre-operating expenses		-	13,069
Intangible assets in acquisition of Grupo San		693,335	765,542
Deferred flat-rate business tax		41,400	39,693
Prepaid expenses and others		70,173	4,384

Subtotal		3,484,665	3,756,910
Additional liabilities from other tax
Transactions		-	1,142,882

Total deferred liabilities		3,484,665	4,899,792

Net deferred tax liability	Ps.	2,525,137	3,773,422

For the years ended December 31, 2009 and 2008, the classification of deferred income tax under U.S. GAAP is as follows:

	2009		2008

Deferred tax assets:
Current portion of deferred income tax asset	Ps.	619,044	Ps.	525,403
Non-current portion of deferred income tax asset		340,484		600,967

Deferred tax liabilities:
Current portion of deferred income tax liabilities		545,277		745,995
Long-term deferred income tax liability		2,939,388		4,153,797

For US GAAP the Company presents the deferred credit from NOLs from acquisitions as of December 31, 2009 and 2008 of Ps. 256,713 and Ps. 420,046, respectively, as long-term liability. The amortization of the deferred credit during 2009 was Ps. 163,333. There was no deferred credit amortization in 2008 and 2007.

The deferred income taxes of Ps. 2,246,053 and Ps. 2,232,304 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2009 and 2008, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 83% of the Company’s pre-tax income in 2007, 90% in 2008 and 16% of pre-tax loss in 2009.

In accordance with ASC 740 it is the policy of the Company to accrue appropriate Mexican and foreign income taxes on earnings of subsidiary companies which are intended to be remitted to the parent company in the near future. Unremitted earnings of subsidiaries which have been, or are intended to be, permanently reinvested, exclusive of those amounts which if remitted in the near future would result in little or no such tax by operation of relevant statutes currently in effect, aggregated Ps. 40 million at December 31, 2009.

Pre-operating expenses

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. In 2009, according to the adoption of the new MFRS C-8, the preoperative expenses were cancelled to retained earnings. For US GAAP purposes, these items are expensed when incurred.

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

Disclosure about Fair Value of Financial Instruments

In accordance with ASC 825 Financial Instruments (formerly SFAS No. 107 Disclosures about Fair Value of Financial Instruments), under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and short-term debt approximate fair values due to the short term maturity of these instruments.

Pension and other retirement benefits

The Company accrues for seniority premiums and termination payments based on actuarial computations as described in note 2(o).

ASC 715 Compensation – Retirement Benefits (formerly SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, SFAS No. 87 Employers´Accounting for Pensions, SFAS No. 88 Employers´Accounting for Setlements and Curtailments of Defined Benefit Pension Plan and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits Other than Pensions and SFAS No. 132(R) Employers´ Disclosures about Pensions and Other Postretirement Benefits), requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive (loss) income. ASC 715 also requires accrual of post-retirement benefits other than pensions during the employment period. ASC 715 is also applied for purposes of determining seniority premium costs. Adjustments to US GAAP for these benefits were not individually or in the aggregate significant for any period.

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

	2009		2008

Change in projected benefit obligation-
Net projected benefit obligation at beginning of year	Ps.	34,095	Ps.	18,759
Service cost		8,098		5,602
Financial cost		9,609		8,517
Projected benefit obligations from Grupo San		-		182,500
Plan assets from Grupo San acquisition		-		(99,042)
Transitional liability from Grupo San acquisition		-		(47,763)
Actuarial losses from Grupo San acquisition		-		(28,810)
Amortization of prior service cost and plan amendments		6,872		5,715
Contributions to pensions		-		3,940
Actuarial loss and others		9,787		1,949
Benefits paid		(35,321)		(17,272)

Net accumulated benefit obligation at end of year	Ps.	33,140	Ps.	34,095

In 2009 the Company terminated the pension plan from the Grupo San acquisition and the total amount of this fund was liquidated and paid to employees during the first and second quarter of 2009. The policies and strategies of the Company in the funding of the Grupo San plan were based on the requirements of Mexican Income Tax Law, which establishes that such funds should be composed by at least 30% of securities issued by federal government and the remaining balance on securities approved by the National Bank and Securities Commission (Comision Nacional Bancaria y de Valores). At December 31, 2008, in accordance with this rule, the fund of the company is 32.53 % of securities issued by the federal government and 67.47% of other securities approved by the National Bank and Securities Commission. Also in conformity with the Mexican Income Tax Law, the fund was managed through a trust managed by Banco Santander S.A.

No Right of Redemption

The Mexican Securities Market Law and our bylaws provide that our shareholders do not have redemption rights for their shares.

Goodwill and intangibles

In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. Under U.S. GAAP, if the carrying amount of the reporting units exceeds its related fair value, the Company should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of its net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under US GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. As of December 31, 2009, the implied goodwill under the second step process is Ps. 1,916 million, resulting in a U.S. GAAP reconciliation adjustment of Ps. 102 million. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The Company's market capitalization as of December 31, 2009 indicates an implied control premium of approximately 25% percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations.

Other intangible assets are mainly comprised by trademarks, customer listings and non competition agreements. When impairment indicators exists, or at least annually for indefinite live intangibles, the Company determines its projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2009 there was no impairment charge related to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact this downturn had in the Company’s operations mainly at the San Luis facilities, in which goodwill resides, the Company adjusted the key assumptions used in the valuation model. As of December 31, 2009 the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

  Discount rate: 18.1%

  Sales: the Company estimates sales will start a recovery in the years 2010, 2011 and 2012 to basically reach its 2008 sales level at the year 2012. After the year 2012 no sales increases in volume terms are considered in the valuation model.

If these estimates or their related assumptions for prices and demand change in the future, we may be required to record additional impairment charges for these assets.

Long-lived assets

The Company reviews the recoverability of our long-lived assets as required by ASC 360 Property, Plant and Equipment (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long – Lived Assets) and must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2009 and 2008 there was no impairment charges recorded for these type of assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded.

Statement of cash flow

Until December 31, 2007, under Mexican GAAP, the Company presented a consolidated statement of changes in financial position in accordance with MFRS B-12 which identified the generation and application of resources as representing differences between beginning and ending financial statement balances in constant Mexican pesos. It also required that monetary and unrealized exchange gains and losses be treated as cash items in the determination of resources generated by operations. As mentioned in Note 2 (v), upon the adoption of MFRS B-2 in January 1, 2008, the Company presents a statement of cash flow under Mexican GAAP.

The following presents a statement of cash flow under U.S. GAAP:

	2009		2008	2007

Net (Loss) Income under U.S. GAAP	Ps.	(1,155,901)	1,953,457	1,709,209

Impairment loss on intangible assets		2,266,000	-	-
Depreciation and Amortization		1,045,734	862,038	509,304
Deferred income taxes		(1,384,555)	313,973	541,813
Monetary position loss		-	-	194,931
Trade receivable, net		760,413	367,249	(323,456)
Other accounts receivable and prepaid expenses		(696,584)	(251,920)	(294,091)
Inventories		2,103,460	(2,071,739)	38,848
Accounts payable and accrued expenses		(1,832,454)	712,730	182,579
Other long-term liabilities		53,578	16,084	(25,529)

Funds provided by operating activities		1,159,691	1,901,872	2,533,608

Acquisition of property, plant and equipment		(263,207)	(479,804)	(485,668)
Effect from the acquisition of Grupo San		-	(8,450,796)	-
(Increase) decrease in other non-current assets		6,932	(205,266)	9,779

Funds used by investing activities		(256,275)	(9,135,866)	(475,889)

Financial debt		-	1,350,810	-
Financial debt repayment		(11,483)	(1,325,329)	(4)
Increase Common Stock and related equity accounts		-	1,169,156	2,403,302
Related parties payable (financing)		1,189,850	232,943	-
Related parties payable (repayment)		(709,219)	(36,138)	(129,038)
Increase of investment in Pav Republic by ICH		-	-	37,895

Funds obtained from financing activities		469,148	1,391,442	2,312,155

Effects of inflation accounting		-	-	(177,737)
Translation effect in cash and cash equivalents from
foreign subsidiaries		(405)	1,238	-
Exchange rate effect on cash and cash equivalents		-	21,900	-

Increase (decrease) in cash		1,372,159	(5,819,414)	4,192,137
Cash beginning of the year		576,741	6,396,155	2,204,018

Cash end of the year	Ps.	1,948,900	576,741	6,396,155

Funds provided by operating activities include cash payments for interest and income taxes as follows:

	2009		2008	2007

Total interest paid	Ps.	33,441	40,607	10,225

Income taxes paid	Ps.	217,285	695,852	377,281

Accounting for uncertainty in income taxes

The Company adopted the provisions of ASC 740 (formerly FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” “FIN 48”) as of January 1,2007. FIN 48 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2007-2009.

Under ASC 740 (formerly FIN 48), the Company has to establish reserves to remove some or all of the tax benefit of any of our tax positions when is determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 was codified as a component of ASC 820.10 and it provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. ASC 820.10 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. ASC 820.10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820.10 are described below:

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

ASC 820.10 was adopted by the Company effective January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities. ASC 820.10 is applied prospectively. ASC 820.10 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2008 and 2009.

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

The following table provides a summary of significant liabilities at December 31, 2009 and 2008 that are measured at fair value on a recurring basis:

2009
Fair Value Measurement

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative financial instruments	-	Ps. 216,753	-	Ps. 216,753
Related party debt	-	-	Ps. 302,139	Ps. 302,139

2008
Fair Value Measurement

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative financial instruments	-	Ps. 376,206	-	Ps. 376,206

As of December 31, 2008, the estimated fair value approximates the carrying value of the related party debt

The fair value of financial derivative instruments is calculated based on Level 2 inputs, which includes the following: natural gas commodity prices, foreign exchange rates, LIBOR interest rates and the reporting entity own credit risk.

In December 2007, ASC 805 (formerly FASB issued SFAS No. 141) (revised 2007), “Business Combinations” was issued and provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. ASC 805 also expands required disclosures surrounding the nature and financial effects of business combinations. ASC 805 was adopted by the Company beginning January 1, 2009. The Company will apply ASC 805 to business combinations executed on a prospective basis (none were executed in 2009).

In March 2008, an amendment of ASC 815 (formerly SFAS No. 161), Disclosures about Derivatives Instruments and Hedging Activities - an amendment of ASC 815(formerly FASB Statement No. 133) (formerly SFAS No. 161) was issued. This Statement amends the disclosure requirements of ASC 815 with the intent to provide users of financial statements with an enhanced understanding of a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under Statement 133, and c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This amendment of ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this amendment of ASC 815 did not have a material impact on the Company’s financial statements.

SCHEDULE 1

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed balance sheets

December 31, 2009 and 2008

(In thousands of Mexican pesos)

	2009		2008

Assets
Current assets:
Cash and cash equivalents	Ps.	218,651	Ps.	1,327

Accounts receivable
Related parties		5,972,984		11,385
Other receivables		29,504		32,828

Total accounts receivables, net		6,002,488		44,213

Total current assets		6,221,139		45,540

Investment in subsidiary companies		13,178,697		23,524,339
Property, net		173,115		177,591
Other assets		127,382		136,496

	Ps.	19,700,333	Ps.	23,883,966

Liabilities and stockholders’ equity
Current liabilities:
Current installments of long-term debt	Ps.	3,944	Ps.	4,055
Other accounts payable and accrued expenses		43,484		43,140
Accounts payable to related parties		1,770,155		4,970,732

Total current liabilities		1,817,583		5,017,927

Deferred income taxes		92,214		682,884

Total liabilities		1,909,797		5,700,811

Stockholders’ equity:
Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		9,075,705		9,507,958
Effect of translation of foreign entities, net		515,658		595,165
Fair value of derivative financial instruments		(151,727)		(270,868)

		17,790,536		18,183,155
Total stockholders’ equity	Ps.	19,700,333	Ps.	23,883,966

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed statements of operations

Years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos)

	2009		2008		2007

Income:
Equity in results of subsidiary companies	Ps.	(698,985)	Ps.	2,073,966	Ps.	1,502,425
For leasing		20,556		20,556		20,982

Total of income		(678,429)		2,094,522		1,523,407

Costs and expenses:
Depreciation		13,590		6,751		3,597
Administrative		12,420		9,073		8,680

Total costs and expenses		26,010		15,824		12,277

Operating income		(704,439)		2,078,698		1,511,130

Other income (expenses), net		562		(7,170)		8,568

Comprehensive financing result:
Interest expense		(218,029)		(203,131)		(949)
Interest income		6,201		79,443		176,207
Foreign exchange gain ( loss), net		3,430		(155,451)		(23,115)
Monetary position loss		-		-		(105,638)

Comprehensive financial result, net		(208,398)		(279,139)		46,505

(Loss) income before income tax		(912,275)		1,792,389		1,566,203

Income tax:
Current		1,333		461		35,883
Deferred		(590,670)		(4,209)		1,263

Net (loss) income	Ps.	(322,938)	Ps.	1,796,137	Ps.	1,529,057

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed statements of cash flow

Year ended December 31, 2009 and 2008

(In thousands of Mexican pesos)

	2009		2008

Operating activities:
(Loss) income before income tax	Ps.	(912,275)	Ps.	1,792,389

Depreciation and amortization		13,590		6,751
Equity in net results of subsidiary companies		698,985		(2,073,966)
Interest income		(6,201)		(79,443)
Accrued interest		218,029		203,131

		12,128		(151,138)

(Increase) decrease in related parties receivables		(746,331)		1,646,861
Decrease in other accounts receivable		3,324		22,063
Increase in other accounts payable and accrued expenses		344		11,653
(Decrease) increase in related parties payable		(3,405,306)		3,443,414

Resources (used in) provided by operating activities		(4,135,841)		4,972,853

Investing activities:
Acquisition of Grupo San		-		(8,450,796)
Net assets from mergers		-		(323,495)
Acquisition of property		-		(46)
Interest collected		6,201		79,443
Acquisition of new subsidiary companies		(1,333)		-
Sales of shares of Grupo San to Simec International subsidiary		4,351,882		-

Resources provided by (used in) investing activities		4,356,750		(8,694,894)

Financing activities:
Exchange rate effect on financial debt		(111)		773
Financial debt		-		1,325,329
Financial debt repayment		-		(1,325,329)
Increase in capital stock		-		112,269
Additional paid-in-capital		-		1,056,886
Interest paid		(3,474)		(13,956)

Resources (used in ) provided by financing activities		(3,585)		1,155,972

Net increase (decrease) in cash and cash equivalents		217,324		(2,566,069)
Cash and cash equivalents at beginning of year		1,327		2,567,396

Cash and cash equivalents at end of year	Ps.	218,651	Ps.	1,327

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed statement of Changes in Financial Position

Year ended December 31, 2007

(In thousands of Mexican pesos)

	2007

Operating activities:
Net income	Ps.	1,529,057
Add (deduct) items not requiring the use of
resources:
Depreciation		3,597
Equity in net results of subsidiary companies		(1,502,425)
Deferred income tax		1,263

Funds provided by operations		31,492

Net changes in operating assets and liabilities:
Related parties, net		103,431
Other accounts receivable, net		(5,745)
Other accounts payable and accrued expenses		(11,687)

Funds provided by operating activities		117,491

Financing activities:
Increases in capital stock		2,420,726
Financial debt		(124)
Long term account receivables to subsidiary companies		24,509

Funds provided by financing activities		2,445,111

Net increase (decrease) in cash and equivalents		2,562,602

Cash and equivalents:
At beginning of year		4,794

At end of year	Ps.	2,567,396

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed Note to the Parent Only Financial Statements

Years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos)

1.	Organization of the Company and certain other information:

The accompany condensed financial statements reflect the results of operations of the Company since its incorporation in August 1990.

Information with respect to the Company’s material contingencies are presented in note 19 of the consolidated financial statements.