Form 20-F
period 2010-12-31
GROUP SIMEC SA DE CV
filed 2011-07-12
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-11176

GRUPO SIMEC, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

GROUP SIMEC
(Translation of registrant’s name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization)

Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440
(Address of principal executive offices)

Adolfo Luna Luna, telephone number 011-52-33 3770-6700, e-mail aluna@gruposimec.com.mx
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares (each representing one Series B share)	NYSE Amex LLC
Series B Common Stock	NYSE Amex LLC*

* Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2010 was:

Series B Common Stock — 497,709,214 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CERTAIN TERMS

     Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursatil de capital variable) organized under the laws of Mexico. Unless the context requires otherwise, when used in this annual report, the terms “we”, “our,” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.

     References in this annual report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico. References to “tons” in this annual report refer to tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in pesos.

     The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished round square and hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

     This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 12.3571 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2010. On July 1, 2011, the interbank transactions rate for the peso was Ps.11.6294 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

     This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including, but not limited to, our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources, are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, we cannot assure you that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, the following:

  factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican, U.S. and foreign producers and the price of ferrous scrap, iron ore and other raw materials);
  our inability to operate at high capacity levels;
  the costs of compliance with Mexican and U.S. environmental laws;
  future capital expenditures and acquisitions;
  future devaluations of the peso;
  the imposition by Mexico of foreign exchange controls and price controls;
  the influence of economic and market conditions in other countries on Mexican securities; and
  the factors discussed in Item 3.D – “Risk Factors” below.

     Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward looking statements after the date of this annual report because of

ii

new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances discussed in this annual report might not occur.

iii

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     This annual report includes our consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2008, 2009 and 2010. We have prepared our financial statements in conformity with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.) (“CINIF”), which include bulletins and circulars issued by the Accounting Principles Commission (“CPC”) of the Mexican Institute of Public Accountants (“IMCP”) to the extent not amended, replaced or abrogated by MFRS. We have adjusted the financial statements of our non-Mexican subsidiaries to conform to MFRS, and we have translated them to Mexican pesos. See Note 4(b) to our consolidated financial statements included elsewhere herein.

     MFRS differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 24 to our consolidated financial statements included elsewhere herein provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

     Pursuant to MFRS, in our consolidated financial statements and the selected financial information set forth below:

  Beginning January 1, 2008, MFRS B-10, "Effects of Inflation", has been in effect, which requires the recognition of the effects of inflation through the application of the comprehensive method only in inflationary environments (i.e., inflation equal or higher than 26%, accumulated during the previous three annual periods). Since the accumulated inflation in Mexico during the three years prior to our financial statements included herein was lower than 26%, the economic environment has been qualified as non-inflationary. Therefore, our financial statements for 2008, 2009 and 2010 included herein are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007.
  Accumulated inflation in Mexico during the last three years prior to 2008, 2009 and 2010 amounted to 11.6%, 15.0% and 14.5%, respectively.

  We considered that it was impractical to identify the realized and unrealized part of the deficit by holding non-monetary assets included in the Deficit on restatement of stockholders’ equity at January 1, 2008 and the Ps. 132 million related to this amount were reclassified to retained earnings.

  MFRS C-8 was issued by the CINIF to replace Mexican accounting Bulletin C-8, “Intangible Assets”. The rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible assets arise from legal or contractual rights, whether those rights are transferable or separable from the entity. On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements. The effect of the adoption of this MFRS was to cancel unamortizated preoperative expenses to retained earnings for Ps.152 million less its deferred income tax liability of Ps. 42 million in 2009.

     Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under MFRS until December 31, 2007 has not been reversed in the reconciliation to U.S. GAAP of net income and total stockholders’ equity, except with respect to certain information included in the cash flow statement. See Note 24 to our consolidated financial statements included elsewhere herein.

     The following tables present the selected consolidated financial information for our company as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The selected financial and operating information as of and for the years ended December 31, 2006, 2007, 2008 and 2009 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global (“Ernst & Young”), an independent registered public accounting firm, and the selected financial and operating information as of and for the year ended December 31, 2010 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), an independent registered public accounting firm. Ernst & Young and BDO have relied on the audited combined financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a member of Moore Stephens International (“Moore Stephens”). The selected financial information as of and for the years ended December 31, 2006 and 2007 set forth below has been derived in part from our consolidated financial statements that are not included herein. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,

	2006	2007	2008	2009	2010	2010(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S dollars)
Income Statement
Data:
Mexican GAAP:

Net sales	23,515	24,106	35,185	19,232	24,576	1,989
Direct cost of sales(2)	18,206	19,555	28,751	17,240	20,530	1,661

Gross margin	5,309	4,551	6,434	1,992	4,046	328
Indirect
manufacturing,
selling, general
and administrative
expenses	1,828	1,818	2,424	1,730	1,864	151
Depreciation and
amortization	450	549	895	1,048	1,098	89

Operating income
(loss)	3,031	2,184	3,115	(786)	1,084	88
Financial (expense)
income	(63)	41	(175)	(97)	(207)	(17)

	As of and for Year Ended December 31,
	2006	2007	2008	2009	2010	2010(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S dollars)

Other (expense)
income, net	39	21	(4)	30	(186)	(15)
Impairment of
intangible assets	-	-	-	(2,368)	-	-

Income (loss) before
taxes, and non-
controlling
interest	3,007	2,246	2,936	(3,221)	691	56
Income tax expense
(benefit)	609	621	1,036	(2,045)	86	7

Net income (loss)	2,398	1,625	1,900	(1,175)	605	49
Non-controlling
interest income
(loss)	220	96	104	(852)	(299)	(24)
Controlling interest
income (loss)	2,178	1,529	1,796	(323)	904	73
Net income (loss)
per share	5.18	3.27	3.70	(0.65)	1.82	0.15
Net income (loss)
per ADS(3)	15.54	9.82	11.10	(1.95)	5.45	0.44
Weighted average
shares outstanding
(thousands)(3)	420,340	468,228	484,904	497,709	497,709	497,709
Weighted average
ADSs outstanding
(thousands)(3)	140,113	155,743	161,635	165,903	165,903	165,903

U.S. GAAP including
effects of inflation
until 2007:
Net sales	23,515	24,106	35,185	19,232	24,576	1,989
Cost of sales(2)	19,560	21,125	30,744	18,980	22,250	1,801
Gross profit	3,955	2,981	4,441	252	2,326	188
Operating income
(loss)(5)	3,144	2,310	3,166	(3,115)	950	77
Financial (expense)
income	(63)	41	(175)	(96)	(207)	(17)
Other income, net	24	12	20	30	(69)	(6)
Income (loss) before
taxes, and non-
controlling
interest	3,105	2,363	3,011	(3,181)	674	55
Income tax expense
(benefit)	636	653	1,057	(2,025)	112	9
Income (loss) before
non-controlling
interest	2,469	1,709	1,954	(1,156)	562	45

	As of and for Year Ended December 31,
	2006	2007	2008	2009	2010	2010(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S dollars)

Non-controlling
interest income
(loss)	220	122	110	(877)	(270)	(22)
U.S. GAAP
adjustment on
non-controlling
interest	25	0	0	0	0	0
Net income (loss)	2,224	1,587	1,844	(279)	832	67
Net income (loss)
per share	5.29	3.39	3.80	(0.56)	1.67	0.14
Net income (loss)
per ADS(3)	15.87	10.19	11.41	(1.68)	5.01	0.41

Balance Sheet Data:
Mexican GAAP:
Total assets	18,043	22,841	30,814	26,768	27,121	2,195
Total short-term
liabilities	2,908	2,860	5,256	3,952	3,899	315
Total long-term
liabilities(6)	2,175	2,729	4,253	2,834	2,764	224
Total stockholders’
equity	12,960	17,252	21,305	19,982	20,458	1,656

U.S. GAAP including
effects of inflation
until 2007:
Total assets	18,205	22,849	30,908	27,978	27,353	2,214
Total short-term
liabilities	2,907	2,865	5,268	4,499	4,434	359
Total long-term
liabilities(6)	2,220	2,731	4,280	3,292	2,299	186
Non-controlling
interest	2,277	2,440	3,178	2,222	1,844	150
Total stockholders’
equity	10,801	14,813	18,182	17,965	18,776	1,519

Cash Flow Data:
Mexican GAAP:
Cash provided by
operating
activities	2,384	2,352	1,845	1,159	2,227	180
Cash provided by
(used in)
financing
activities	(417)	2,324	1,334	469	(126)	(10)
Cash (used in)
provided by
investing activities	13	(484)	(9,000)	(256)	(693)	(56)

	As of and for Year Ended December 31,
	2006	2007	2008	2009	2010	2010(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S dollars)

Other Data:
Mexican GAAP:
Capital expenditures	417	486	480	263	496	40
Adjusted EBITDA(7)	3,481	2,733	4,010	263	2,182	177
Working capital(8)	6,964	11,594	7,790	8,410	8,062	652
Depreciation and
Amortization	450	549	895	1,048	1,098	89
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and
production in
thousands of tons):
Annual installed
capacity(9)	2,902	2,902	3,522	3,522	3,522
Total tons shipped	2,676	2,691	2,924	2,040	2,241
Mexico	945	900	1,028	1,285	1,225
United States,
Canada and
elsewhere outside
Mexico	1,731	1,791	1,896	755	1,016
SBQ steel	1,918	1,951	1,952	826	1,109
Structural and
other steel
products	758	740	972	1,214	1,132
Per ton data
(Mexican GAAP):
Net sales per ton	8,787	8,958	12,033	9,427	10,967	888
Cost of sales per ton	6,803	7,267	9,833	8,451	9,161	741
Operating (loss)
income per ton	1,133	812	1,065	(385)	484	39
Adjusted EBITDA(7)
per ton	1,301	1,016	1,371	128	974	79
Number of
employees	4,053	4,437	4,823	4,378	4,361

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 12.3571 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2010.

(2)

For U.S. GAAP purposes, in 2006, 2007, 2008 and 2009 we reclassified indirect costs, including depreciation, from selling, general and administrative expenses to cost of sales, in the amounts of Ps. 501 million, Ps. 703 million, Ps. 989 million and Ps. 1,197 million, respectively, to conform with the presentation of such indirect costs for the year ended December 31, 2010.

Additionally, for Mexican GAAP purposes, in 2006, 2007, 2008 and 2009 we reclassified indirect cost of SimRep from cost of sales to indirect manufacturing, selling, general and administrative expenses, in the amounts of Ps. 926 million, Ps. 944 million, Ps. 1,045 million and Ps. 477 million, respectively.

(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On May 30, 2006, we effected a 3 for 1 stock split. Following our stock split, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.

(4)	For U.S. GAAP and Mexican GAAP purposes, the weighted average shares outstanding were calculated to give effect to the stock split mentioned in note (3) above.

(5)	In 2010 we recorded expenses for employee profit sharing at Ps. 0.095 million, an impairment loss of intangible assets of Ps. 102 million and a cancellation of other assets of Ps. 117 million. In 2009 we recorded an impairment loss of intangible assets of Ps. 2,266 million and other expense of Ps. 7 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2008 we recorded other expense of Ps. 24 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2007 we recorded Ps. 17 million of gain on derivative instruments in other income and an expense of Ps. 8 million for fiscal amnesty offered by the Mexican government in other expense, which were reclassified to operating expenses for U.S. GAAP purposes. In 2006 we recorded Ps. 15 million for the cancellation of the provision of labor obligations assumed in the acquisition of the assets of Atlax, S.A. de C.V. in other income which was reclassified to operating expenses for U.S. GAAP purposes.

(6)	Total long-term liabilities include amounts relating to deferred taxes.

(7)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA is derived from our Mexican GAAP financial information and means Mexican GAAP net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense, foreign exchange gain or loss, and monetary position gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following:

  taxes, which are a necessary and recurring part of our operations;
  depreciation, amortization and impairment loss which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs;
  comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenues; and
  other income and expenses that are part of our net income.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010(1)
	(Millions of pesos)					(Millions of U.S. dollars)

Mexican GAAP:
Net income (loss)	2,398	1,625	1,900	(1,175)	605	49
Depreciation and
amortization	450	549	895	1,048	1,098	89

Other income
(expense)	39	21	(4)	30	(186)	(15)
Financial income
(expense), net	(63)	41	(175)	(97)	(207)	(17)
Impairment of
intangibles assets	-	-	-	2,368	-	-
Income tax
expense and
employee profit
sharing (benefit)	609	621	1,036	(2,045)	86	7

Adjusted EBITDA	3,481	2,733	4,010	263	2,182	177

(8)	Working capital is defined as excess of current assets over current liabilities.

(9)	Installed capacity is determined at December 31 of the relevant year.

Exchange Rates

     The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate expressed in pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve Board for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rates
Year Ended December 31	High	Low	Average (1)	Period End

2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.62	12.38

Month in 2011	High	Low	Average (1)	Period End
January	12.25	12.04	12.13	12.15
February	12.18	11.97	12.06	12.11
March	12.11	11.92	12.00	11.92
April	11.86	11.52	11.71	11.52
May	11.77	11.50	11.65	11.58
June (through June 30)	11.97	11.64	11.81	11.72

(1)	Average of month-end or daily rates, as applicable.

     Except for the period from September through December 1982, during a liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private-sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations or to import goods could be purchased in the open market without substantial additional cost or at all.

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, including the series B shares and, as a result, will likely affect the market price on the New York Stock Exchange of the ADSs that represent the series B shares. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos on series B shares represented by ADSs.

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

     The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity. Currently, as a result of the recent global economic recession and the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry.

     Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, global steel prices began to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

     Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 57% in 2008, decreased approximately 24% in 2009 and increased approximately 34% in 2010; and prices of ferroalloys increased approximately 19% in 2008, decreased approximately 43% in 2009 and increased approximately 22% in 2010. As with other raw materials, iron ore and coke prices fluctuated significantly; however, in 2009 and 2010 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

     We purchase our raw material requirements either in the open market or from certain key suppliers. Both scrap metal and ferroalloy prices are negotiated on a monthly basis with our suppliers and are subject to market conditions. We cannot assure you that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. In addition, if any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

     Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our profit margins. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 36% in 2008, 17% in 2009 and 8% in 2010; and prices for natural gas increased approximately 28% in 2008 and 10% in 2009 and decreased approximately 18% in 2010. Moreover, energy costs constitute a significant and increasing component of our costs of operations; energy cost as a percentage of direct cost was 13% for 2010, compared to 9.4% for 2009.

     The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportion and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States. As of December 31, 2010, we have entered into derivative financial instruments in Mexico and the United States to cover risks of fluctuations in the price of natural gas with PEMEX and Shell and Hess Corporation. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

We face significant competition from other steel producers, which may adversely affect our profitability and market share.

     Competition in the steel industry is significant. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

     A number of our competitors in Mexico, the United States and Canada have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, the United States and Canada we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

Competition from other materials could significantly reduce demand and market prices for steel products.

     In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce demand and market prices for steel products and thereby affect our results of operations.

A sudden increase in exports from China could have a significant impact on international steel prices affecting our profitability.

     As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately half of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market could cause a sizable increase in the volume of steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including us.

Implementing our growth strategy, which may include additional acquisitions, may adversely affect our operations.

     As part of our growth strategy, we may seek to expand our existing facilities, build additional plants, acquire steel production assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business. If we undertake any of these transactions, they will likely involve some or all of the following risks:

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

     We will require significant capital for acquisitions and other strategic plans, as well as for the maintenance of our facilities and compliance with environmental regulations. We may not be able to fund our capital requirements from operating cash flow and we may be required to issue additional equity or debt securities or obtain additional credit facilities, which could result in additional dilution to our shareholders. We cannot assure you that adequate equity or debt financing would be available to us on favorable terms or at all. If we are unable to fund our capital requirements, we may not be able to implement our growth strategy.

     We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico, the United States and Canada. Acquisitions involve a number of special risks, in addition to those described above, that could adversely affect our business, financial condition and results of operations, including the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.

We and our auditors have identified material weaknesses in our internal controls over financial reporting, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to accurately report our financial results and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

     In connection with the preparation of our financial statements as of and for the year ended December 31, 2009 and 2010, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

     Due to the growth of our operations in Mexico primarily as a result of our acquisition in May 2008 of Aceros DM, the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes and for the closing of our financial statements. The personnel of our finance department also lacked the requisite level of knowledge and specialization to calculate asset impairments and conversion between MFRS and U.S. GAAP and the conversion of the financial statements of our foreign subsidiaries to MFRS. Our growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which has become more complex. The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. The situation described above did not allow a proper supervision of the consolidation process during 2009. In addition, although, in accordance with MFRS we record revenues when materials have been shipped and the risk is transferred to the customers, we invoiced in Mexico certain materials that were paid for in 2009 but not shipped until 2010. This occurred due to a failure of a manual key control regarding our revenue recognition process.

     In the course of the audit of the consolidated financial statements of our subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, including Republic Engineered Products, Inc. (“Republic”), for the year ended December 31, 2009 and of internal control over financial reporting as of December 31, 2009, our external auditor identified certain accounting entries that it concluded were not in compliance with U.S.

GAAP. In connection with these entries, our external auditor requested that certain audit adjustments be made, and SimRep made those adjustments.

     On April 29, 2010, our external auditor notified our audit and corporate practices committee (“Audit Committee”) and certain members of the management of Republic that it had identified, during its audit of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2009, what it considered, under standards established by the Public Company Accounting Oversight Board, to be material weaknesses in internal control over financial reporting at the SimRep evaluation level. Specifically, our external auditor noted material weaknesses with regard to what it characterized as “management override of internal controls” and identified five specific “management overrides.” In addition, our external auditor also noted material weaknesses in internal control over financial reporting with regard to SimRep’s adherence to its written policies with regard to accounting for working capital and fixed asset accounts. For further detail, see Item 16.F “Change in Registrant’s Certifying Accountant” below.

     In response to the notification from our external auditor described above, our Audit Committee engaged outside counsel to conduct an internal investigation concerning these matters. Following the completion of this internal investigation, our outside counsel discussed with our outside auditor the types of remedial measures that would be appropriate to address these material weaknesses in internal controls over financial reporting. After consulting with our external auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters.

     On September 3, 2010, our Audit Committee adopted the following remedial measures to address these material weaknesses:

  Our chief financial officer reviewed Republic’s finance policies and ensured that such policies were consistent with our practices and that such policies complied with U.S. GAAP. In the future, our chief financial officer shall approve any change to these finance policies. Republic’s chief financial officer and his senior subordinates who handle general accounting and financial reporting matters will report directly to our chief financial officer on all such matters. Republic’s chief executive officer shall not give instructions or make suggestions to Republic’s chief financial officer or Republic’s accounting staff concerning any general accounting or financial reporting matters. Republic’s chief financial officer will continue to report to and collaborate with Republic’s chief executive officer on other matters;
  Republic’s chief executive officer and the general manager of Industrias C.H will certify annually that they understand that Republic’s accounting staff is obligated to adhere to U.S. GAAP and that they are not permitted to instruct Republic’s accounting personnel about the accounting treatment of any matter;
  We retained a third party consultant to evaluate what additional resources are needed by Republic’s accounting department;
  Republic revamped its current whistleblower procedures to enable members of Republic’s accounting staff to anonymously report problems directly to our internal audit department;
  Our senior manager in Sarbanes Oxley compliance reviewed Republic’s testing of internal control, including testing related to information technologies; and
  Republic hired a professional to oversee testing of internal controls for purposes of the U.S. Sarbanes-Oxley Act of 2002, including testing related to information technologies, and a member of our audit team performs an on-site review of Republic’s internal controls at least twice a year.

For information on the remedial measures adopted by our Audit Committee to address these matters, see Item 15.D “Controls and Procedures—Changes in Internal Control Over Financial Reporting” below.

     Furthermore, also as a result of our evaluation of the effectiveness of our internal controls in Mexico for the year ended December 31, 2009 and the material weakness and deficiencies identified during that period, we have conducted an analysis of functions and workloads in our finance department and continue to implement additional changes to our internal controls over financial reporting. For further information, see Item 15.D “Controls and Procedures—Changes in Internal Control Over Financial Reporting” below.

     Additionally, a report issued by our external auditors on July 12, 2011, concluded that we do not maintain effective internal control over financial reporting as of December 31, 2010 and identified the following material weaknesses:

  there are significant deficiencies in our entity-level controls and control environment that could affect the effectiveness of the internal controls and which together constitute a material weakness;
  the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures and the total accounting errors adjusted for this matter were considered material to our consolidated financial statements for 2010;
  the preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system; and
  the structure the finance department of our subsidiary SimRep was also found to be insufficient to reconcile certain balance sheet accounts at the detailed level and did not allow for adequate segregation of duties with respect to the supervision and review procedures for the reconciliation of prepaid balances and the closing of their financial statements.

See below Item 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses” and Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”

     Any failure to implement and maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weaknesses could result in our incurring substantial liability for not having met our legal obligation and could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our Series B shares or the ADSs.

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products outside of Mexico, and changes in Mexican tariffs on steel imports could adversely affect the profitability and market share of our Mexican steel business.

     A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In the past, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. We cannot assure you that anti-dumping or countervailing duties suits will not be initiated against us, or that the U.S. government will not impose tariffs on steel imports from Mexico, and if this were to occur it could materially and adversely affect our results of operations.

     In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that we produce from all countries with the exception of those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and currently range from 3% to 5% for steel products. We cannot assure you that these tariffs will not be further reduced or eliminated or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries, and in either case such developments could have a material adverse effect on our financial condition and results of operations.

The operation of our facilities depends on good labor relations with our employees.

     At December 31, 2010, approximately 83% of our non-Mexican and 57% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our results of operations.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility, and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

     The operations of our Lackawanna facility depend upon certain arrangements and understandings relating to, among other things, our use of industrial water, compressed air, sanitary sewer and electrical power. These service and utility arrangements, initially entered into with the Mittal Steel Company N.V. and its affiliates (“Mittal Steel”), were effective through April 30, 2009, at which time Mittal Steel transferred its Lackawanna plant to Tecumseh Redevelopment, Inc. (“Tecumseh”). In December 2010, Tecumseh transferred a portion of the former Mittal Steel facility to Great Lakes Industrial Development, LLC (“GLID”). Upon the transfer to GLID, we entered into a written agreement with GLID regarding the provision of compressed air to our facility. This lease assures that compressed air will be provided to our facilty during the lease term (initially two years with automatic one year renewals until terminated by either party) and grants us an option to purchase the equipment at various times and at stated prices, thereby providing us some flexibility while we consider the installation of our own compressed air system at our facility. The water pump that services our plant is located on property still owned by Mittal Steel and is maintained by Mittal Steel, which also continues to furnish industrial water to us on a month-to-month basis. The electric system which services the compressed air equipment, as well as the electric system which services the GLID property, has been re-routed through our electric meter located at a substation on the adjacent GLID property. We continue to pursue a written agreement with GLID covering our use of the electric substation and related equipment on the GLID property, as well as the sanitary sewer lift station on the GLID property that serves our facility, and a truck entrance and security monitoring equipment located on the GLID property. All of these rights are essential to the use and operation of our Lackawanna facility. It is our understanding that GLID has sold or is in the process of selling a portion of its property to an unrelated third party. In the event of a termination of any of our rights, either due to a failure to negotiate a satisfactory outcome with Mittal Steel, GLID or any third party to which it sells all or part of its facility, or for any other reason, we could be required to cease all or substantially all of our operations at the Lackawanna facility. Because we produce certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the United States are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

     Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2009 and 2010, sales to our ten largest customers in the United States accounted for approximately 39.2% and 38.6% of our consolidated revenues in the United States, respectively, and approximately 16% and 19% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

     We cannot assure you that we will be able to maintain our current level of sales to our largest customers or that we will be able to sell our products to other customers on terms that are favorable to us. The loss of, or substantial decrease in the amount of purchases by, or a write-off of any significant receivables from, any of our major customers would materially and adversely affect our business, results of operations, liquidity and financial condition.

Unanticipated problems with our manufacturing equipment and facilities could have an adverse impact on our business.

     Our capacity to manufacture steel products depends on the suitable operation of our manufacturing equipment, including blast furnaces, electric arc furnaces, continuous casters, reheating furnaces and rolling mills. Breakdowns requiring significant time and/or resources to repair, as well as the occurrence of unexpected adverse events, such as fires, explosions or adverse meteorological conditions, could cause production interruptions that could adversely affect our results of operations.

     We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected. In addition, in the event any of our plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, we would likely suffer significant losses, and capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our profitability, liquidity and financial condition.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

     Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001, TS 16949 and ISO 14001 certification. All of the Mexican and U.S. facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, if approvals are withdrawn or if necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments which could materially and adversely affect our revenues and results of operations. We cannot assure you of our future compliance.

     In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier.” The automotive industry has put these stringent conditions in place for the production of auto parts to assure a vehicle’s quality and safety. We currently are an approved supplier for our automotive parts customers. Maintaining these certifications is key to preserving our market share, because they can be a barrier to entry in the SBQ market, and we cannot assure you that we will be able to do so.

In the event of environmental violations at our facilities we may incur significant liabilities.

     Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. You should also consider that environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. In addition, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

     Our integrated steelmaking operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime, may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of those negotiations or whether any of the countries in which we operate will sign on the resulting agreement is unknown. More stringent gas policies and regulations could adversely affect our business and results of operations.

If we are required to remediate contamination at our facilities we may incur significant liabilities.

     Certain of our U.S. facilities are currently engaged in the investigation and/or remediation of environmental contamination. Most of these investigations relate to legacy activities by prior owners. We may in the future be subject to similar investigations or required to undertake similar remediation measures at other facilities. We recognize a liability for environmental remediation when it becomes probable that such remediation will be required and the amount can be reasonably estimated. As estimated costs to remediate change, or when new liabilities become probable, we adjust the record liabilities accordingly. However, due to the numerous variables associated with the judgments and assumptions that are part of these estimates and changes in governmental regulations and environmental technologies over time, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance.

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

     As of June 27, 2011, Industrias CH, S.A.B. de C.V. (“Industrias CH”), which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

We have had a number of transactions with our affiliates.

     Historically, we have engaged in a number and variety of transactions on market terms with affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

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

     Taxes payable by companies in the countries in which we operate are substantial and include income tax, value-added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of onerous taxes and penalties which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our financial condition and results of operations. It is possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our financial condition and results of operations.

Risks Related to Challenging Global Economic Conditions

Global economic conditions, such as the recent financial crisis and economic recession that occurred during 2008 and 2009, may significantly impact our business.

     The financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular has reduced demand for steel products in North America and globally. These economic conditions significantly impacted our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations.

     In addition, in 2009, the decreased demand in the construction sector had a negative impact on our San Luis facilities, since these facilities produce mostly rebar and mesh. Under MFRS, when assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2009, this reporting unit did not exceed its respective carrying value; therefore, we determined there was an impairment of goodwill in the amount of Ps. 2,368 million in the Grupo San unit. Assumptions used in the analysis considered the market conditions in developing short and long-term growth expectations. If global economic conditions deteriorate, we may be required to undertake additional asset impairments.

Our end-product markets have been severely affected by the recent global recession.

     We sell our products to the automotive and construction-related industries, both of which have reported substantially lower customer demand due to the recent global recession. As a result, our operating levels declined and will remain at depressed levels, compared to pre-recession levels, until demand in end-product markets increases. While some of our end-product markets, such as the automotive industry, experienced modest recoveries during 2010, others, such as the construction industry, remain depressed. In addition to slackening demand by end consumers, we believe that some of our customers are experiencing difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. The trajectory of the recovery of these industries may have a significant impact on our results of operations.

We may face increased risks of customer and supplier defaults.

     There is an increased risk of insolvency and other credit related issues of our customers, particularly those in industries that were hard hit by the recent recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. This decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

     Direct sales of products to automotive assemblers and manufacturers accounted for approximately 41% of our net sales of SBQ in 2010. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. North American industry production manufacturers have experienced significant reductions in market share to mostly Asian companies and in the past have undertaken reductions in working capacity. In addition, during the recent financial crisis and economic recession many large original equipment manufacturers and two of the largest North American automobile manufacturers sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

Our customers in the automotive industry continually seek to obtain price reductions from us, which may adversely affect our results of operations.

     A challenge that we and other suppliers of intermediary products used in the manufacture of automobiles face is continued price reduction pressure from our customers in the automobile manufacturing business. Downward pricing pressure has been a characteristic of the automotive industry in recent years and it is migrating to all our vehicular markets. Virtually all automobile manufacturers have aggressive price reduction initiatives that they impose upon their suppliers, and such actions are expected to continue in the future. In the face of lower prices to customers, we must continue to reduce our operating costs in order to maintain profitability. We have taken and continue to take steps to reduce our operating costs to offset customer price reductions; however, price reductions are adversely affecting our profit margins and are expected to do so in the future. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives, technology enhancements and other cost reduction initiatives, or if we are unable to avoid price reductions from our customers, our results of operations could be adversely affected.

Sales may fall as a result of fluctuations in industry inventory levels.

     Inventory levels of steel products held by companies that purchase our products can vary significantly from period to period. These fluctuations can temporarily affect the demand for our products, as customers draw from existing inventory during periods of low investment in construction and the other industry sectors that purchase our products and accumulate inventory during periods of high investment and, as a result, these companies may not purchase additional steel products or maintain their current purchasing volume. Accordingly, we may not be able to increase or maintain our current levels of sales volumes or prices.

Risks Related to Mexico

Adverse economic conditions in Mexico may adversely affect our financial performance.

     A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5% and in 2010 grew by 5.5%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

Political, social and other developments in Mexico could adversely affect our business.

     Political, social and other developments in Mexico may adversely affect our business. Additionally, the Mexican government has exercised, and continues to exercise, significant influence over the economy. Accordingly, Mexican federal governmental actions and policies concerning the economy, the regulatory framework, the social or political context, and state-owned and stated controlled entities or industries could have a significant impact on private sector companies and on market conditions, prices and returns of Mexican securities. In the past, governmental actions have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.

     Currently, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. We cannot assure you that future political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. In July 2012, Mexico will face presidential elections which could lead to materially different government policies. We cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

Violence in Mexico may adversely impact the Mexican economy and have a negative effect on our financial performance.

     Mexico has, in recent years, experienced a significant increase in violence relating to illegal drug trafficking and other causes. This increase in violence could have an adverse impact on economic activity in Mexico. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not have an adverse effect on the country’s economy and, as a result, on our financial performance.

Epidemics, such as the outbreak of the H1N1 influenza, may adversely impact the Mexican economy and our financial performance.

     In 2009, the Mexican government declared a state of emergency because of an outbreak of the H1N1 influenza, granting the government various powers to contain the epidemic. The government cancelled nearly all public events from April 24 to May 5, 2009. Epidemics, such as the outbreak of the H1N1 influenza, could significantly impact commercial activity as well as general economic conditions. In addition, our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities, which could severely disrupt our operations, the sickness or death of our key officers and employees, and a general slowdown in the Mexican economy. As a result, a new epidemic could have a materially adverse effect on our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial performance.

     Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps.9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps.15.38 to U.S.$1.00 in March 9, 2009. In 2010 the exchange rate registered a low of Ps. 11.50 to U. S.$1.00 and a high of Ps. 12.25 to U.S.$1.00.

     A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer to convert Mexican pesos into U.S. dollars and other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future.

     Currency fluctuations or restrictions on transfer of funds outside Mexico may have an adverse effect on our financial performance, and could adversely affect the U.S. dollar value of the price of our Series B shares and the ADSs.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

     Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 6.5% for 2008, 3.6% for 2009 and 4.4% for 2010. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

     The Mexican economy may, to varying degrees, be affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and equity securities decreased substantially as a result of developments in Russia, Asia and Brazil. More recently, credit issues in the United States related principally to the sale of sub-prime mortgages have resulted in significant fluctuations in global financial markets, including Mexico.

     In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or other related events could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

Our financial statements are prepared in accordance with MFRS and therefore are not comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

     All Mexican companies must prepare their financial statements in accordance with MFRS which differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects. See Note 24 to our consolidated financial statements included elsewhere herein for a description of certain principal differences between MFRS and U.S. GAAP as they relate to us.

     In March 2010, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) required a work plan to evaluate the incorporation of International Financial Reporting Standards (“IFRS”) into the financial reporting for public companies in Mexico beginning in the first quarter of 2012. Management is evaluating the effects of the adoption and implementation of IFRS.

Mexico has different corporate disclosure and accounting standards than those in the United States and other countries.

     A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States.

Item 4. Information on the Company

A. History and Development of the Company

Overview

     We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2010 we were the largest producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2010 we were the largest producer of structural and light structural steel products in Mexico in terms of sales volume.

     Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

     We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations has, allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

     Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are a sociedad anónima bursátil de capital variable, organized under the laws of Mexico. We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is 011-52-33-3770-6700.

Our History

     Our steel operations commenced in 1969 when a group of families from Guadalajara, Jalisco, formed Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), a mini-mill steel company. In 1980, Grupo Sidek, S.A. de C.V. (“Sidek”), our former parent company, was incorporated and became the holding company of CSG. In 1990, Sidek consolidated its steel and aluminum operations into a separate subsidiary, Grupo Simec, S.A. de C.V., a Mexican corporation with limited liability, organized under the laws of Mexico.

     In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately U.S.$95.4 million of our debt (U.S.$90.2 million of principal and U.S.$5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in, us through various conversions of debt to equity and capital contributions, to an 84% interest.

     In August 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporacion Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla. We refer to this acquisition as the “Atlax Acquisition.” Our total net investment in this transaction was approximately U.S.$122 million (excluding value added tax of approximately U.S.$16 million paid in 2004 and recouped from the Mexican government in 2005), funded with cash from operations, and a U.S.$19 million capital contribution from Industrias CH.

     In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. We financed our portion of the U.S.$245 million purchase price principally through a loan we received from Industrias CH that we have repaid in full.

     On October 9, 2006 we sold our share ownership in Administradora de Cartera de Occidente, S.A. de C.V. (“ACOSA”). ACOSA engages in the recovery of non-performing loans acquired pursuant to a public bidding process conducted by the Instituto de Protección al Ahorro Bancario in Mexico.

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

     In 2007, the board of directors of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) decided to spin-off the company. CSG conveyed 87.4% of the companies’ stockholders equity to Tenedora CSG, S.A. de C.V, as the spun-off company. This corporate restructuring did not have a material effect on our consolidated financial statements.

     On May 30, 2008, we acquired all the capital stock of Aceros DM and certain affiliated companies (“Grupo San”) for a total cost of approximately Ps. 8,730 million (U.S.$844 million). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

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

     On May 31, 2010 Arrendadora Simec, S. A. de C. V. divested assets, liabilities and equity to our subsidiary Corporacion ASL, S. A. de C. V. which assumed the operation of Arrendadora Simec, S. A. de C. V.

     On June 28, 2010, our subsidiary Simec International 6, S. A. de C. V., whose purpose is to produce steel, was constituted. Simec International 6, S. A. de C. V. begun operations in November of 2010.

     On June 30, 2010, Simec International, S. A. de C. V., divested assets and equity to our subsidiary Simec International 7, S. A. de C. V. Among the assets transferred the shares of Aceros DM were included.

     On November 2, 2010, we acquired 100% of the shares of Lipa Capital, LLC. The total cost of this acquisition was of Ps. 187 million (U.S.$15.2 million). On December 9, 2010, Lipa Capital, LLC merged to Simec International 6, S. A. de C. V.

     On February 3, 2011, two wholly owned Republic subsidiaries (Solon Wire Processing, LLC, formerly REP Acquisition, LLC and the newly formed Republic Memphis, LLC) entered into an agreement with BCS Industries, LLC and affiliates (Bluff City Steel) to acquire certain land, plants and equipment in an exchange for certain assets owned by us worth Ps. 74 (U.S.$6.0 million), Ps. 90 (U.S.$7.3 million) in accounts receivable owed to us by BCS Industries, LLC, less Ps. 16 (U.S.$1.3 million) in accounts payable owed to BCS Industries, LLC by us and a Ps. 30 (US$ 2.5 million) payment by us to pay off an outstanding note issued by BCS Industries, LLC held by Bank of America. The total value of the transaction was approximately Ps. 105 (U.S.$ 8.5 million). Under this agreement, Solon Wire Processing, LLC acquired the operating plant and certain equipment located in Solon, Ohio. The terms of this acquisition will be accounted for as a business combination and the operating results of the facility will be consolidated as a part of our consolidated financial statements beginning in 2011. Republic Memphis, LLC purchased the land, plant and certain equipment located in Memphis, Tennessee, under an assets purchase agreement. As a part of this assets purchase agreement (Memphis operation only), Republic Memphis LLC also entered into a three year lease-sale arrangement with BCS Industries, LLC to lease the land, property and certain equipment back to BCS Industries, LLC, who is continuing ongoing and separate business operations at that location. BCS Industries, LLC has an option as part of the agreement that allows it to repurchase the land, facility and equipment for a set price at the end of either the first or second year of the agreement.

     On May 31, 2011, we sold our shares in Arrendadora Norte de Matamoros, S. A. de C. V. to Perfiles Comerciales Sigosa, S. A. de C. V.

     In June 2011, Acero Transportes, S. A. de C. V. merged with Acero Transportes SAN, S. A. de C.V.

Principal Capital Expenditures

     We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

     We currently estimate capital expenditures for the year 2011 will be approximately Ps. 258 million (U.S.$20.8 million), consisting of Ps. 75 million (U.S.$6 million) of estimated capital expenditures in our Republic facilities and Ps. 183 million (U.S.$14.8 million) of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2011 may differ significantly from such estimate.

     In 2010, we spent Ps. 60 million (U.S.$4.9 million) on capital investments for Republic’s facilities, including Ps. 5 million (U.S.$0.4 million) at the Lorain, Ohio facility, Ps. 41 million (U.S.$3.4 million) at the Lackawanna, New York facility, Ps. 10 million (U.S.$0.8 million) at the Canton, Ohio facility, Ps. 1 million (U.S.$0.1 million) at the Massillon, Ohio facility and Ps. 3 million (U.S.$0.2 million) at the Hamilton, Ontario, Canada facility. We also spent Ps. 436 million (U.S.$35.3 million) on capital improvements at our facilities in Mexico, including Ps. 197 million (U.S.$15.9 million) at the Apizaco facility, Ps. 2 million (U.S.$0.2 million) at the Mexicali facility, Ps. 8 million (U.S.$0.6 million) at the Guadalajara facility, and Ps. 229 million (U.S.$18.6 million) at the San Luis facilities.

     In 2009, we spent Ps. 84 million (U.S.$6.4 million) on capital investments for Republic’s facilities, including Ps. 7 million (U.S.$0.5 million) at the Lorain, Ohio facility, Ps. 74 million (U.S.$5.7 million) at the Lackawanna, New York facility, and Ps. 3 million (U.S.$0.2 million) at the Hamilton, Ontario, Canada facility. We also spent Ps. 179 million (U.S.$13.7 million) on capital improvements at our facilities in Mexico, including Ps. 77 million (U.S.$5.8 million) at the Apizaco facility, Ps. 4 million (U.S.$0.3 million) at the Mexicali facility, Ps. 21 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 78 million (U.S.$6 million) at the San Luis facilities.

     In 2008, we spent Ps. 331 million (U.S.$28 million) on capital investments for Republic’s facilities, including Ps. 163 million (U.S.$13.8 million) at the Canton, Ohio facility, Ps. 30 million (U.S.$2.5 million) at the Lorain, Ohio facility, Ps. 112 million (U.S.$9.5 million) at the Lackawanna, New York facility, Ps. 12 million (U.S.$1 million) at the Massillon, Ohio facility, Ps. 1 million (U.S.$0.1 million) at the Gary, Indiana facility and Ps. 13 million (U.S.$1.1 million) at our corporate location in Fairlawn, Ohio. We also spent Ps. 149 million (U.S.$13 million) on capital improvements at our facilities in Mexico, including Ps. 24 million (U.S.$2 million) at the Apizaco facility, Ps. 71 million (U.S.$6 million) at the Mexicali facility, Ps. 15 million (U.S.$1 million) at the Guadalajara facility, Ps. 32 million (U.S.$3 million) at the San Luis facilities and Ps. 7 million (U.S.$1 million) in the acquisition of land in the state of Tamaulipas, Mexico.

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
  two mini-mills in San Luis Potosí, San Luis Potosí, México and a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic.

     In 2010, we had net sales of Ps. 24.6 billion, gross margin of Ps. 4 billion and net income of Ps. 605 million. In 2010, approximately 55% of our consolidated sales were in the United States and Canada, approximately 44% were in Mexico, and approximately 1% were exports to other markets outside North America.

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

     We have successfully grown our business by acquiring, integrating and improving under-performing operations. In addition, we intend to continue to pursue acquisition opportunities that will allow for disciplined growth of our business and value creation for our shareholders. We also intend to pursue organic growth by reinvesting the cash generated by our operating activities to expand the capacity and increase the efficiency of our existing facilities.

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

  I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
  Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
  Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
  Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, autopart and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
  Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
  Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.
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
  Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

     The following table sets forth, for the periods indicated, our sales volume for basic steel products. These figures reflect the sales of products manufactured at the San Luis facilities since June 1, 2008.

Steel Product Sales Volume

	Years ended December 31,
	2008	2009	2010
	(thousands of tons)
I-Beams	66.2	76.8	70.3
Channels	61.4	51.0	66.8
Angles(1)	131.0	168.0	167.6
Hot-rolled bars (round, square and
hexagonal rods)	1,210.8	724.6	926.2

Flat bar	106.8	67.2	91.5
Rebar	467.6	590.0	533.1
Cold finished bars	190.9	131.9	166.5
Semi-finished tube rounds	350.3	51.7	0.0
Other semi-finished trade products(2)	262.0	6.9	67.5
Electro-Welded wire mesh	16.7	48.9	47.8
Wire rod	14.9	64.2	63.0
Electro-Welded wire mesh panel	5.6	0.0	0.0
Other	40.0	58.8	40.8

Total steel sales	2,924.2	2,040.0	2,241.1

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

     We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2010, approximately 49.5% of our steel product sales represented SBQ steel products, of which we sold 41% to the auto part industry, 26% to service centers, 1% for hand tools, 4% for mining equipment and the remaining 28% to other industries. In 2010, the sales of rebar from our San Luis facility used in the construction sector increased 8.8%.

     In 2009, direct sales to the automotive industry dropped by 37%, these sales increased by 40% in 2010. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our business in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector.

     The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales. These figures reflect the sales of products manufactured at our San Luis facilities starting since June 1, 2008.

Steel Product Sales By Region

	Mexico			United States and Canada

		Years ended December 31,

	2008	2009	2010	2008	2009	2010

I-Beams	92%	97%	95%	8%	3%	5%
Channels	58%	69%	59%	42%	31%	41%
Angles	77%	78%	78%	23%	22%	22%
Hot-rolled bars (round, square
and hexagonal rods)	19%	32%	25%	81%	68%	75%
Rebar	81%	98%	96%	19%	2%	4%
Flat bar	86%	77%	88%	14%	23%	12%
Cold drawn finished bars	29%	24%	27%	71%	76%	73%
Semi-finished tube rounds	-	-	-	100%	100%	-
Other semi-finished trade products	-	-	-	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	-	-	-
Wire rod	100%	100%	99%	-	-	1%
Electro-Welded wire mesh panel	100%	-	-	-	-	-
Other	100%	59%	100%	-	41%	-

Total (weighted average)	35%	63%	55%	65%	37%	45%

     During 2010, approximately 38% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 62% of our sales by volume, with SBQ products representing approximately 20% of such sales and the remainder representing commercial steel products.

     Approximately 15% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

     We sell to the Mexican market through a group of approximately 100 independent distributors, who also carry other steel companies’ product lines, and through our wholly-owned distribution center in Guadalajara. Our sales force and distribution center are an important source of information concerning customer needs and market developments. By working through our distributors, we believe that we have established and can maintain market leadership with small-and mid-market end-users throughout Mexico. We believe that our domestic customers are highly service-conscious.

     We distribute our exports outside North America primarily through independent distributors who also carry other product lines. In addition, we have four full-time employees in Mexico dedicated exclusively to exports.

     During 2009 and 2010, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finish size rolling and depend on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

     In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America MFG, Inc. and Caterpillar Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc., ArvinMeritor, Inc., NTN Driveshaft, Inc., TRW Automotive Holdings Corp. and Hephaesus Holding Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., Thyssen Krupp Gerlach Company and Eaton Steel Bar Company; and tubular product manufacturer, U.S. Steel. In 2009, direct sales to the automative industry dropped by 37%, as we were able to offset some of the reduction in demand with the addition of new customers. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our business in 2008 and less than 1% in 2009 as sales dropped by $350 million to U.S. Steel alone.

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

Competition

     Competition in the steel industry is significant. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

     A number of our competitors in the United States, Canada and Mexico have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, the United States and Canada we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

Mexico

     We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. The flexibility of our production facilities allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States. We believe that our Mexicali mini-mill, one of the closest mini-mills to the southern California market, is competitive in terms of production and transportation costs in northwestern Mexico and southern California.

     We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah; Schnitzer Steel (Cascade), located in McMimville, Oregon; Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado; Tamco Steel, located in Rancho Cucamanga, California; and Grupo Villacero (Border Steel), located in El Paso, Texas. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

     Based on information compiled by Mexico’s National Steel and Iron Industry Chamber (Cámara Nacional de la Industria del Hierro y del Acero, or “CANACERO”), we believe that in 2010 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 72,356 tons, or approximately 3.2%, and approximately 70,648 tons, or approximately 3.4%, of our total finished product sales in 2010 and 2009, respectively. The revenue that we derived from I-beam products represented approximately 3.5% and 3.2% of our net sales in 2009 and 2010, respectively.

     In 2010, we sold approximately 199,805 tons of I-beams, channels and angles at least three inches in width (including the 72,356 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 59% in 2010, according with information provided by CANACERO.

     In 2010, we sold approximately 1,091,759 tons of hot rolled and cold finished steel bar. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 17% and 62%, respectively, in 2010. Rebar and light structural steel together accounted for approximately 731,486 tons, or 33%, of our total production of finished steel products in Mexico and the United States in 2010. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

     We believe that we have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco, Cholula and San Luis facilities afford us cost advantages relative to certain U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its proximity to these areas reduces our freight costs.

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

     We believe our principal competitors in the United States market, depending on the product, include Nucor Corporation, Niagara LaSalle, Arcelor Mittal, Charter Steel, Steel Dynamics, Inc., The Timken Company and Gerdau Macsteel.

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

     Our Republic facilities are currently ISO 14001 and OHSAS 18001 certified. Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification, however, OHSAS 18001 is voluntary. The ISO 14001 certification is effective until November 2013 and the OHSAS 18001 is effective until February 2012.

Raw Materials

     Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 57% in 2008, decreased approximately 24% in 2009 and increased approximately 34% in 2010; and prices of ferroalloys increased approximately 19% in 2008, decreased approximately 43% in 2009 and increased approximately 22% in 2010. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

     We purchase our raw material requirements either in the open market or from certain key suppliers. We cannot assure you that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. In addition, if any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

     In 2010, our direct cost of sales in Mexico, as a percentage of sales in Mexico, was 75%, compared to our U.S. operations where our direct cost of sales, as a percentage of sales in the United States, was 93%, and our consolidated direct cost of sales, as a percentage of consolidated sales, was 84%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

     Scrap metal, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

     Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 52% of our consolidated direct cost of sales in 2010 (60% of the direct cost in our Mexico operations and 44% of the direct cost in our U.S. operations), compared to 54% of our direct cost of sales in 2009 (63% of the direct cost in our Mexico operations and 45% of the direct cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

     We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 14.2% and 8% of our refined scrap tonnage in 2010 and 2009, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 85.4% and 0.4%, respectively, in 2010 and approximately 92% and 1%, respectively, in 2009 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

     Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2009 and 2010, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

     Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 11% of our direct cost of sales in 2010, compared to 13% in 2009, and they accounted for 18% of our direct cost of sales in 2010 and 2009 in our U.S. and Canadian facilities.

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

     We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales and SGL Carbon, LLC.

     Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products from RHI Refmex, S.A. de C.V., LWB de México, S.A. de C.V., Fedmet Resources Corp., Vesuvius de México, S.A. de C.V., Mayerton Refractories and Tecnologías Minerales de México, S.A. de C.V.

     Electricity. In 2010, electricity accounted for approximately 8% of our consolidated direct cost of sales for the period, compared to 9% of our consolidated direct cost of sales for the period in 2009. Electricity accounted for 10% of our direct cost of sales in 2010 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 6% of direct costs of sales in 2010 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

     Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 4% of our consolidated direct cost of sales (5% of the direct cost of our Mexican operations and 3% of the direct cost of our U.S. operations) in 2010, compared to 6% in 2009 (7% in Mexico and 4% in the United States). We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(d) to our consolidated financial statements, derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2010, 2009 and 2008, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized as income.

     We do not enter into contracts for speculation purposes. We account for these derivative instruments in accordance with Accounting Standards Codification Section 815, “Derivatives and Hedging” and with Mexican GAAP relating to Bulletin C-10 “Derivative Financial Instruments and Hedging.”

Regulation

U.S. and Canadian Operations

     Our U. S. and Canadian operations are subject to U.S. and Canadian federal, state and local environmental laws and administrative regulations concerning, among other things the management of, hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. Our U.S. operations have been the subject of administrative action by federal, state (or provincial) and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See Item 3.D. “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and Item 8. “Financial Information—Legal Proceedings.”

Environmental Matters

     We are subject to a broad range of environmental laws and regulations, including those governing the following:

  discharges to the air, water and soil;
  the handling and disposal of solid and hazardous wastes;
  the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and
  the investigation and remediation of contaminated soil, sediment and groundwater.

     We monitor our compliance with these laws and regulations through our environmental management system, and believe that we currently are in substantial compliance with them, although we cannot assure you that we will at all times operate in compliance with all such laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties or be subject to injunctive relief which could have a material adverse effect on us.

     Future changes in the applicable environmental laws and regulations, or changes in the regulating agencies’ approach to enforcement or interpretation of their regulations, could cause us to make additional capital expenditures beyond what we currently anticipate.

     We do not believe that our facility in Lorain, Ohio is subject to the Maximum Achievable Control Technology (“MACT”) standard for Iron & Steel Manufacturers, because it does not emit hazardous air pollutants above the regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance. In addition, it is anticipated that one or more of our facilities will be subject to the MACT standard for Industrial, Commercial and Institutional Boilers and Process Heaters once that rule is promulgated. Once effective, this may cause us to incur additional costs at these facilities in order to come into compliance.

     Our integrated steelmaking operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by this efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime, may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of those negotiations or whether any of the countries in which we operate will sign on the resulting agreement is unknown. More stringent gas policies and regulations could adversely affect our business and results of operations.

     Various federal, state (or provincial) and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws, regulations and ordinances may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at our facilities but we currently believe that such materials are being managed in accordance with applicable law.

     In the United States, the federal environmental agency is developing a new rule that is expected, among other things, to impose a timeline for the phasing out of PCB-containing fluid in equipment that we currently use at many of our U.S. facilities. A preliminary notice regarding this future regulation was issued in April 2010, and a formal proposed rule is expected in mid-2012. While the specifics of the proposed rule are not yet known, the phase-out may take place over a period of 5 to 10 years following issuance of the final rule, with the complete elimination of equipment containing PCBs above 50 ppm by 2025. Thus, once a final rule is issued, we may have to incur significant costs at our facilities to remove and replace the existing PCB-containing equipment.

     Also in the United States, the federal environmental agency recently tightened or is in the process of tightening several environmental air quality standards under the Clean Air Act. More stringent standards were adopted in 2010 for sulfur dioxide (SO2) and nitrogen oxide (NOx), and more stringent standards for ozone, carbon monoxide and particulate matter are in the proposal stage with final issuance expected in 2011. As these new more stringent standards are implemented through the different state programs, we are likely to experience higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2011 and 2012.

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

     Mexico-Japan Economic Association (the “Association”). On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the Japanese steel that Mexico imports will be maintained without changes (13% and 18%) during the first five years as of the effective date (iii) the steel products coming from Japan will start paying less taxes gradually as from January 1, 2010 until reaching a zero percent rate in 2015, (iv) the products to be imported from the under the programs established by the Association, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

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

C. Organizational Structure

The chart below sets forth a summary of our corporate structure

(1)

Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Comercializadora Simec, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C. V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (99.5%); Arrendadora Norte de Matamoros, S.A. de

C.V. (85%); Siderúrgica de Baja California, S.A. de C.V. (99.95%); CSG Comercial, S.A. de C.V. (99.95%); Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%); Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Comercializadora MSAN, S.A. de C.V. (100%); Comercializadora Aceros DM, S.A. de C.V. (100%); Promotora de Aceros San Luis, S.A. de C.V. (100%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%), Simec International, S. A. de C. V.(100%) and Simec International 7, S. A. de C. V., (99.99%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities are operated by Simec International 6, S.A. de C.V., and began operations in November 2010. Simec International 2, S.A. de C.V., Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V. ceased operations as of November 2010.

(3)	The remaining 49.8% of SimRep Corporation is owned by our controlling shareholder, Industrias CH.

(4)	SimRep, Co. owns 100% of Republic Engineered Products, Inc. . Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Gary, Indiana, and Hamilton, Ontario, Canada, all of which are owned directly by Republic.

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S. A. de C. V. (99.99%) and Subsidiaries, Abastecedora Siderúrgica, S. A. de C. V. (99.99%), Aceros DM, S. A. de C. V. (99.99%) Acero Transportes, S. A. de C. V. (99.99%), Acero Transportes SAN, S. A. de C. V. (99.99%), Aceros San Luis, S. A. de C. V. (99.99%, Malla San, S. A. de C. V., (99.99%), Procesadora Industrial San, S. A. de C. V. (99.95%) Simec international 45, S. A. de C. V. (99.99%), Simec International 5, S. A. de C. V. (99.99%), Acero Transportes, S. A. de C. V. (100.00%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof:

	Country of Incorporation	Ownership Interest (%)
Name of Subsidiary

Simec International, S.A. de C.V	Mexico	100%
Undershaft Investments, N.V	Dutch Antillas	100%
Pacific Steel, Inc	United States	100%
SimRep Corporation and subsidiaries	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de
Calidad, S.A. de C.V	Mexico	100%
Comercializadora Simec, S.A. de C.V	Mexico	100%
Industrias del Acero y del Alambre, S.A. de C.V	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V	Mexico	99.99%
Servicios Simec, S.A. de C.V	Mexico	100%
Sistemas de Transporte de Baja California,
S.A. de C.V	Mexico	100%
Operadora de Metales, S.A. de C.V	Mexico	100%
Operadora de Servicios Siderúrgicos de
Tlaxcala, S.A. de C.V	Mexico	100%
Administradora de Servicios Siderúrgicos de	Mexico	100%
Tlaxcala, S.A. de C.V
Operadora de Servicios de la Industria
Siderúrgica ICH, S.A. de C.V	Mexico	100%
Arrendadora Simec S.A. de C.V	Mexico	100%
Compañía Siderúrgica de Guadalajara S.A. de C.V	Mexico	99.99%
Arrendadora Norte de Matamoros, S.A. de C.V.	Mexico	100%

CSG Comercial, S.A. de C.V	Mexico	99.95%
Comercializadora de Productos de Acero de
Tlaxcala, S.A. de C.V	Mexico	99.95%
Siderúrgica de Baja California, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100%
Productos Siderúrgicos de Tlaxcala, S.A. de
C.V	Mexico	100%
Comercializadora MSAN, S.A de C.V	Mexico	100%
Acero Transportes San, S.A. de C.V	Mexico	100%
Simec International 2, S. A. de C. V	Mexico	99.95%
Simec International 3, S. A. de C. V	Mexico	99.95%
Simec International 4, S. A. de C. V	Mexico	99.95%
Simec International 5, S. A. de C. V	Mexico	99.95%
Corporación ASL, S.A. de C.V	Mexico	99.99
Simec International 6, S. A. de C. V	Mexico	100%
Simec International 7, S. A. de C. V	Mexico	99.99%
Simec Acero, S. A. de C. V	Mexico	99.95%
Simec USA, Corp	United States	100%
Pacific Steel Projects, Inc	United States	100%
Simec Steel, Inc	United States	100%

D. Property, Plants and Equipment

Our Operations and Production Facilities

     We conduct our operations at twelve facilities throughout North America. At December 31, 2010, our crude steel production capacity was 4.5 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.3 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 1.9 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 3.5 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 1.7 million are located in the United States and Canada.

     We operate six mini-mills, five in Mexico and one in the United States. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosi, San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. We also operate an integrated blast furnace in Lorain, Ohio. We operate rolling and finishing facility in each of our mill facilities in Cholula and in the United States, (except in Canton, Ohio) and Canada.

     Because we operate both mini-mill and integrated blast furnace production facilities, we can allocate production between each type of facility based on efficiency and cost. In addition, as long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (iron ore, coke, scrap metal and electricity) to the facility where production costs would be the lowest. Our production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product. Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

     We use scrap metal and iron ore to produce our finished steel products. We produce molten steel using both an electric arc furnace and integrated blast furnace technology, alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. In addition, to producing billet, our Canton, Ohio facility also produces blooms.

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

Production Volume and Capacity Utilization

	Years ended December 31,
	2008	2009	2010
	(tons in thousands)
Melt shops
Steel billet production	3,228.3	2,110.0	2,458.3
Annual installed capacity(1)	4,532.2	4,532.2	4,532.2
Effective capacity utilization	76.2%	46.6%	54.2%
Rolling mills
Total production	2,463.6	2,015.6	2,354.4
Annual installed capacity(1)	3,521.9	3,521.9	3,521.9
Effective capacity utilization	75.5%	57.2%	66,8%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year. The percentage of effective capacity utilization for 2008 is determined in the case of San Luis facilities based on utilization over the period from June 1 to December 31, 2008.

Mexican Operations and Facilities

     The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2010.

Mexican Production per Facility by Product

			Location Apizaco/Cholula
Product	Guadalajara	Mexicali		San Luis	Total

			(Production %)
I Beams	17.8%	0%	0%	0%	5.0%
Channels	12.6%	11.4%	0%	0%	4.8%
Angles	27.6%	32.9%	0%	0%	12.0%
Hot rolled bars
(round, square
and hexagonal
rods)	27.0%	6.4%	54.4%	1.9%	19.8%
Rebar	2.2%	36.5%	10.5%	77.3%	38.2%
Flat bars	8.5%	6.8%	15.9%	0%	6.6%
Cold finished
bars	4.1%	0.2%	19.2%	0%	4.9%
Electro-Welded
wire mesh	0%	0%	0%	8.8%	3.4%
Wire rod	0%	0%	0%	11.5%	4.5%
Electro-Welded
wire mesh panel	0%	0%	0%	0%	0%
Other	0.2%	5.8%	0%	0.5%	0.8%

Total	100%	100%	100%	100%	100%

     Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2010, the Guadalajara mini-mill produced 310,890 tons of steel billet and 381,805 tons of finished product, operating at 89% capacity for billet production and 80% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2008	2009	2010

Steel sales (thousands of tons)	377	344	393
Average finished product price per ton	Ps. 10,749	Ps 9,073	Ps 9,069
Average scrap cost per ton	3,799	3,129	4,072
Average manufacturing conversion cost per ton of
finished product	2,862	2,922	2,892
Average manufacturing conversion cost per ton of
billet	1,642	1,583	1,610

     Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

     Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2010, the Mexicali mini-mill produced approximately 236,825 tons of billet, of which the Guadalajara mini-mill used 36,296 tons, and we sold 7,696 tons to third parties. In 2010, the Mexicali mini-mill produced 148,650 tons of finished product. In 2010 we operated the Mexicali mini-mill at 55% capacity for billet production and at 59% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2010, 37% of the products produced at the Mexicali mini-mill were rebar, 33% were angles, 6% were hot rolled bars (round, square and hexagonal rods) and the remaining 24% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,
	2008	2009	2010

Steel sales (thousands of tons)	212	199.8	177
Average finished product price per ton	Ps.9,944	Ps 7,812	Ps 9,090
Average scrap cost per ton	3,856	2,999	3,895
Average manufacturing conversion cost per ton of
finished product	2,353	2,204	2,172
Average manufacturing conversion cost per ton of
billet	1,548	1,456	1,584

     Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 400,000 tons of steel billet and an annual installed capacity of finished product of 480,000 tons. In 2010, the Apizaco mini-mill produced 362,154 and 372,362 tons of finished products. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 60,000 tons. In 2010, the Cholula facility produced 53,972 tons of finished product, at 90% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

     In 2010, 11% of the products we produced at the Apizaco and Cholula facilities were rebar, 54% were hot rolled bars (round, square and hexagonals) and the remaining 35% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2008	2009	2010

Steel sales (thousands of tons)	387	347.4	284
Average finished product price per ton	Ps. 10,561	Ps. 8,510	Ps. 10,651
Average scrap cost per ton	4,170	3,111	3,660
Average manufacturing conversion cost per ton of
finished product	3,227	2,856	3,755
Average manufacturing conversion cost per ton of
billet	1,950	1,714	2,105

     San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2010, these facilities had an annual installed capacity of 705,000 tons of billet and 620,000 tons of finished product. In 2010, the San Luis facilities produced 572,081 tons of steel billet and 547,452 tons of finished product operating at 81% capacity for billet production and 88% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2010, 77% of the products produced at the San Luis facilities were rebar, 12% wire rod, and the remaining 11% were other light structural.

     The following table sets forth, for the periods indicated, selected operating data for our San Luis facilities.

	June 1 – December 31,	Years ended December 31
	2008	2009	2010

Steel sales (thousands of tons)	261	512.8	542
Average finished product price per ton	Ps. 9,701	Ps. 7,264	Ps. 8,164
Average scrap cost per ton	3,659	3,115	4,287
Average manufacturing conversion cost per ton
of finished product	2,270	1,874	1,952
Average manufacturing conversion cost per ton
of billet	1,571	1,382	1,511

U.S. and Canada Operations and Facilities

     We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2010, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,692,000 tons of finished product. In 2010, Republic facilities produced 976,389 tons of steel billet, of which 66,860 tons were sold as semi-finished The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, Republic facilities produced 904,116 tons of hot-rolled bar, of which 555,297 tons were used by the cold finish facilities. Republic facilities produced 555,297 tons of cold finish bars. During this period, 74.6% of the products shipped from Republic facilities were hot-rolled bars, 13.6% were cold-finished bars, and 11.8% were other semi-finished trade products.

     The following table sets forth, for the periods indicated, selected operating data for our Republic facilities.

	Years ended December 31,
	2008	2009	2010

Steel sales (thousands of tons)	1,687	636	845
Average finished product price per ton	Ps. 13,281	Ps. 12,373	Ps. 14,146
Average scrap cost per ton	4,644	3,494	4,944
Average iron ore pellet cost per ton	1,057	0	0
Average manufacturing conversion cost per ton
of finished product(1)	6,499	11,906	6,240
Average manufacturing conversion cost per ton
of billet(1)	5,028	3,975	3,641

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

     Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

     Our Lorain facility had, at December 31, 2010, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2010, the Lorain facility operated at 46% of capacity for 9-10” rolling mill and 36% of capacity for 20” mill finishing and shipping production, and it produced 348,818 tons of finished products. The facility did not produce any steel billets in 2010.

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

     Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2010, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2010, this facility produced 976,389 tons of blooms, billets and other semi-finished trade product and was operated at 70.6% capacity of steel billet.

     Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2010, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2010, this facility produced 415,044 tons of hot rolled bars and was operated at 69.3% capacity of finished product.

     Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2010, an annual installed capacity of 125,000 tons of finished product. During 2010, the Massillon facility was operated at 59.4% capacity of finished product and produced 74,390 tons of cold finished bars.

     Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2010, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2010, this facility produced 29,575 tons of cold finished bars and was operated at 41.8% capacity of finished product.

     Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2010, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2010, this facility produced 36,288 tons of cold finished bars and was operated at 61.5% capacity of finished product.

     The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2010 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
	Structurals (42%);	electric arc furnace with
	Light structurals	continuous caster rolling
	(36%); SBQ (17%),	mill and bar processing
Guadalajara	Rebar (5%)	lines	381,805	480,000

	Structurals (20%);	electric arc furnace with
	Rebar (37%); Light	continuous caster and bar
Mexicali	structurals (43%)	rolling mills	148,650	250,000

electric arc furnace with
vacuum tank degasser,
continuous caster, bar
	SBQ (70%); Rebar	rolling mills, cold drawn
Apizaco and	(10%); Light	and bar turning
Cholula	structurals (20%)	equipment	372,362	480,000

three electric arc
furnaces, two continuous
	Rebar (67%), Light	casters, two reheating
	structurals (3%), Wire	furnaces, rebar rolling
Aceros DM, San	rod (16%), Billet	mill and wire rod rolling
Luis Potosí	(1%), Mesh (13%)	mills	384,339	400,000

electric arc furnace,
continuous caster,
Aceros San Luis,		reheating furnace and
San Luis Potosí	Rebar (100%)	rebar rolling mill	163,113	220,000

				Finished Product Annual Installed Capacity (tons)

			2010 Annual Production Volume (tons)

Location	Product (%)	Equipment

		blast furnace, vacuum
		tank degasser,
		continuous caster, bar
Lorain(1)	SBQ (100%)	and wire rod rolling mills	348,818	838,000

		electric arc furnace,
		vacuum tank degasser,
Canton(2)	SBQ (100%)	continuous caster	976,389	1,383,000

		reheat furnace, bar and
Lackawanna	SBQ (100%)	wire rod rolling mills	415,044	599,000

		cold drawn bar turning
		and heat treating
Massillon	SBQ (100%)	equipment	74,390	125,000

		cold drawn bar turning
		and heat treating
Gary	SBQ (100%)	equipment	29,575	71,000

		cold drawn bar turning
		and heat treating
Hamilton	SBQ (100%)	equipment	36,288	59,000

(1)	Production capacity is for rolling only.

(2)	Production capacity is for billets only.

Item 4A. Unresolved Staff Comments

     There are no unresolved written comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding our periodic reports under the U.S. Securities Exchange Act of 1934, as amended.

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

     We have prepared our financial statements in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. See Note 24 to our consolidated financial statements included elsewhere herein for the years ended December 31, 2008, 2009 and 2010 for a summary of the principal differences between MFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP. Our consolidated financial statements and all other financial information contained herein with respect to the years ended December 31 2006 and, 2007 are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted. Beginning January 1, 2008, as a result of the adoption of the MFRS NIF B-10, “Effects of Inflation”, we have ceased recognition of inflation because cumulative inflation in Mexico, as published by the Mexican Central Bank (Banco de Mexico), from 2005 to 2007 was 11.6%, and from 2008 to 2010 was 14.5%. However, the financial information for prior periods was presented in Mexican pesos with purchasing power as of December 31, 2007, the last date on which we recognized the effects of inflation in our financial statements.

A. Operating Results

Overview

     We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010 by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in SBQ products in 2010 was of 34% in the SBQ products.

     As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, and, therefore, these products tend to generate somewhat higher margins compared with our more commoditized steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand.

     We focus on controlling our direct cost of sales as well as our indirect manufacturing, selling, general and administrative expenses. Our direct cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2009 and 2010 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our direct cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control indirect manufacturing, selling, general and administrative expenses, which do not correlate to net sales as closely as direct costs of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

     Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2008 - 2010

	Year ended December 31,
	2008	2009	2010
Shipments (thousands of tons)	2,924	2,040	2,241
Guadalajara and Mexicali	589	544	570
Apizaco and Cholula	387	347	284
San Luis facilities	261	513	542
Republic facilities	1,687	636	845

Net sales (Ps. millions)	35,185	19,232	24,576
Guadalajara and Mexicali	6,161	4,686	5,173
Apizaco and Cholula	4,087	2,956	3,025
San Luis facilities	2,532	3,725	4,425
Republic facilities	22,405	7,865	11,953

Direct cost of sales (Ps. millions)	28,751	17,240	20,530
Guadalajara and Mexicali	3,995	2,954	3,248
Apizaco and Cholula	2,963	2,046	2,133
San Luis facilities	1,444	2,928	3,467
Republic facilities	20,349	9,312	11,682

Average price per ton (Ps.)	12,033	9,427	10,967
Guadalajara and Mexicali	10,460	8,614	9,075
Apizaco and Cholula	10,561	8,519	10,651
San Luis facilities	9,701	7,261	8,164
Republic facilities	13,281	12,366	14,146

Average cost per ton (Ps.)	9,833	8,451	9,161
Guadalajara and Mexicali	6,783	5,430	5,698
Apizaco and Cholula	7,656	5,896	7,511
San Luis facilities	5,533	5,708	6,397
Republic facilities	12,062	14,642	13,825

     Our results are affected by general global trends in the steel industry and by the economic conditions in the countries in which we operate and in other steel producing countries. Our results are also affected by the specific performance of the automotive, non-residential construction, industrial equipment, tooling equipment and other related industries. Our profitability is also impacted by events that affect the price and availability of raw materials and energy inputs needed for our operations. The factors and trends discussed below also affect our results and profitability.

Our primary source of revenue is the sale of SBQ steel and structural steel products.

     In August 2004, we completed the Atlax Acquisition. In July 2005, we and our controlling shareholder, Industrias CH, completed the acquisition of Republic. We believe that these acquisitions allowed us to become the leading producer of SBQ steel in North America and the leading producer of structural and light structural steel in Mexico, in each case in terms of sales volume. We expect the sale of SBQ steel, structural steel and other steel products to continue to be our primary source of revenue. The markets for our products are highly competitive and highly dependent on developments in global markets for those products. The main competitive factors are price, product quality and customer relationships and service.

Our results are affected by economic activity, steel consumption and end-market demand for steel products.

     Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican, U.S. and Canadian markets.

     We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP decreased 6.1% in 2009, but increased 5.5% in 2010. The U.S. GDP decreased 2.6% in 2009 but increased 2.9% in 2010. A deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

     Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. As a result of general excess capacity in the industry, the world steel industry was previously subject to substantial downward pricing pressure, which negatively impacted the results of steel companies in the second half of 2000 and all of 2001. International steel prices generally improved beginning in 2003, driven by a strong increase in global demand fostered by economic growth in Asia and an economic recovery in the United States, combined with increased rationalization of production capacity in the United States and elsewhere. Average steel prices continued to improve from 2003 to 2008 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers.

     This period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decrease approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% as compared to 2009.

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

     Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, imports to Mexico increased as market conditions improved.

     Steel imports to the United States accounted for an estimated 21% of the domestic U.S. steel market in 2010 and an estimated 20% in 2009. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

     We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 57% in 2008, decreased approximately 24% in 2009 and increased approximately 34% in 2010; and prices of ferroalloys increased approximately 19% in 2008, decreased approximately 43% in 2009 and increased approximately 22% in 2010. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2009 and 2010 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

     In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and increased significantly in 2008 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased during the fourth quarter of 2008 in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 36% in 2008, 17% in 2009 and 8% in 2010; and prices for natural gas increased approximately 28% in 2008 and decreased approximately 10% in 2009 and approximately 18% in 2010.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

     Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 6.5% for 2008, 3.6% for 2009 and 4.4% for 2010. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

     Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per US$1.00 at August 6, 2008, and a high of Ps. 15.37 per US$1.00 at March 10, 2009 and was Ps. 11.6294 per US$1.00 at July 1, 2011.

     A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to convert Mexican pesos into U.S. dollars and other currencies. While the Mexican government does not currently restrict, and has not recently restricted the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it has done so in the past and could reinstate exchange controls and restrictions in the future. Currency fluctuations or restrictions on the transfer of foreign currency outside of Mexico may have an adverse effect on our financial performance.

Segment Information

     We are required to disclose segment information in accordance with MFRS B-5 Segment: Information which establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

     We conduct business in two principal business segments which are organized on a geographical basis:

  our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí; and

  our U.S. segment represents the results of our operations of Republic, including its seven plants of which six are located in the United States and one is located in Canada.

     The following information shows other results by segment.

	For the year ended December 31, 2010
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	12,623,536	11,952,900	-	24,576,436
Direct Cost of Sales	9,465,348	11,064,318	-	20,529,666
Gross margin	3,158,188	888,582	-	4,046,770
Indirect overhead, selling and
administrative expenses	1,670,149	1,291,795	-	2,961,944
Operating (loss) income	1,488,039	(403,213)	-	1,084,826
Other expense, net	(124,126)	(61,952)	-	(186,078)
Financial income (expenses), net	16,449	(16,706)	-	(257)
Exchange loss, net	(207,240)	-	-	(207,240)
Income (loss) before income tax	1,173,122	(481,871)	-	691,251
Income tax	(31,782)	118,096	-	86,314

Net income (loss)	1,204,904	(599,967)	-	604,937

			Operations between Segments

Other Data	Mexico	United States		Total
Total Assets	19,458,621	7,662,125	-	27,120,746
Depreciation and Amortization	859,601	238,607	-	1,098,208
Additions of property, plant and
equipment, net	434,910	61,451	-	496,361

	For the year ended December 31, 2009
			Operations
			between
	Mexico	United States	Segments	Total
	(in thousands of pesos)
Net Sales	11,366,780	7,864,749	-	19,231,529
Direct Cost of Sales	7,927,728	9,312,502	-	17,240,230
Gross margin (loss)	3,439,052	(1,447,753)	-	1,991,299
Indirect overhead, selling and
administrative expenses	1,612,770	1,164,736	-	2,777,506
Operating (loss) income	1,826,282	(2,612,489)	-	(786,207)
Other (expense) income, net	70,102	(40,111)	-	29,991
Impairment of intangible assets	(2,368,000)	-		(2,368,000)
Financial income (expenses), net	21,726	(39,595)	-	(17,869)
Exchange loss, net	(78,429)	-	-	(78,429)
Income (loss) before income tax	(528,319)	(2,692,195)	-	(3,220,514)
Income tax	(1,067,426)	(977,976)	-	(2,045,402)
Net income (loss)	539,107	(1,714,219)	-	(1,175,112)

			Operations
			between
Other Data	Mexico	USA	Segments	Total
		(in thousands of pesos)
Total Assets	18,186,358	8,581,370	-	26,767,728
Depreciation and Amortization	783,414	264,468	-	1,047,882
Additions of property, plant and
equipment, net	176,249	86,958	-	263,207

	For the year ended December 31, 2008
			Operations
			between
	Mexico	United States	Segments	Total
	(in thousands of pesos)
Net Sales	12,780,358	22,448,283	(43,421)	35,185,220
Direct Cost of Sales	8,402,516	20,393,698	(45,072)	28,751,142
Gross margin	4,377,842	2,054,585	1,651	6,434,078
Indirect overhead, selling and
administrative expenses	1,567,060	1,751,789	-	3,318,849
Operating income	2,810,782	302,796	1,651	3,115,229

Other (expense) income, net	(29,166)	25,250	-	(3,916)
Financial income (expenses), net	100,522	(22,000)	-	78,522
Exchange loss, net	(253,183)	-	-	(253,183)
Income before income tax	2,628,955	306,046	1,651	2,936,652
Income tax	937,761	98,542	-	1,036,303
Net income	1,691,194	207,504	1,651	1,900,349

Other Data			Operations
			between
	Mexico	USA	Segments	Total
	(in thousands of pesos)
Total Assets	19,885,862	10,928,155	-	30,814,017
Depreciation and
Amortization	677,339	217,967	-	895,306
Additions of property, plant
and equipment, net	148,749	331,055	-	479,804

Our net sales by country or region during 2008, 2009 and 2010 are as follows:

Sales
	2008	2009	2010
	(in thousand of Pesos)
Mexico	11,366,526	10,685,259	10,799,739
USA	21,622,442	7,829,024	13,078,357
Canada	598,711	502,286	470,643
Latin America	394,998	135,965	221,192
Other (Europe and Asia)	1,202,543	78,995	6,505
Total	35,185,220	19,231,529	24,576,436

Comparison of Years Ended December 31, 2008, 2009 and 2010

Net Sales

     Net sales increased 28% to Ps. 24,576 million in 2010 (including net sales in Mexico of Ps. 12,623 million and net sales in the United States and Canada of Ps. 11,953 million) compared to Ps. 19,232 million in 2009 (including net sales in Mexico of Ps. 11,367 million and net sales in the United States and Canada of Ps. 7,865 million). Net sales decreased 45% to Ps. 19,232 million in 2009 (including the net sales generated by the plants of Grupo San of Ps. 3,725 million, and including sales in Mexico of Ps. 11,367 million and net sales in the United States and Canada of Ps. 7,865 million) compared to Ps. 35,185 million in 2008 (including the net sales generated by the plants of Grupo San of Ps. 2,532 million from May 2008, when we acquired these plants; and including sales in Mexico of Ps. 12,780 million and net sales in the United States and Canada of Ps. 22,405 million). The increase in sales in 2010 was caused by increased shipments during 2010 compared to 2009 and increased the average price of steel products. The decrease in sales in 2009 was due to lower shipments during 2009 compared with 2008 and decreased in the average price of steel products.

     Shipments of steel products increased 10% to 2,241 thousand tons in 2010 compared to 2,040 thousand tons in 2009. Shipments of steel products decreased 30% to 2,040 thousand tons in 2009 (including the net sales generated by the plants of Grupo San of 513 thousand tons) compared to 2,924 thousand tons in 2008 (including the net sales generated by the plants of Grupo San of 261 thousand tons from May 2008, when we acquired these plants). Sales outside of Mexico of steel products increased 35% to 1,016 thousand tons in 2010 compared to 755 thousand tons in 2009, while total Mexican sales decreased 5%, from 1,285 thousand tons in 2009 to 1,225 thousand tons in 2010. Sales outside Mexico of steel products decreased 60% to 755 thousand tons in 2009 compared to 1,896 thousand tons in 2008, primarily due to the drop in demand by the automotive sector, while total Mexican sales increased 25%, from 1,028 thousand tons in 2008 to 1,285 thousand tons in 2009.

     The average price of steel products increased 16% in 2010 compared to 2009. The average price of steel products decreased 22% in 2009 compared to 2008. We attribute the 2009 decrease due to lower prices prevailing in the worldwide steel markets and we attribute the 2010 increase to higher prices prevailing in the worldwide steel markets.

Direct Cost of Sales

     Our direct cost of sales increased 19% from Ps. 17,240 million in 2009 to Ps. 20,530 million in 2010. Our direct cost of sales decreased 40% from Ps. 28,751 million in 2008 (including the direct cost of sales generated by the plants of Grupo San of Ps. 1,444 million from May 2008, when we acquired these plants) to Ps. 17,240 million in 2009 (including the direct cost of sales generated by the plants of Grupo San of Ps. 2,928 million). Direct cost of sales as a percentage of net sales was 84% in 2010, 90% in 2009 and 82% in 2008. The increase in the direct cost of sales in 2010 is attributable mainly to an increase of 9% in the average cost of raw materials used to produce steel products in 2010 compared to 2009, primarily as a result of increases in the price of scrap metal and certain other raw materials, as well as a 10% increase in shipments. The decrease in the direct cost of sales in 2009 is due to the 884 thousand tons or 30% decrease in shipment in 2009, compared to 2008. The higher direct cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations are approximately U.S.$1.8 and U.S.$2.5 per hour on average compared to average hourly wages in our U.S. operations of an average of more than U.S.$47 and U.S.$53 per hour in 2010 and 2009, respectively. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel. The average cost of raw materials that we used to produce steel products increased 5% in 2010 compared to 2009, primarily as a result of increased prices of scrap metal and certain other raw materials, while the average direct cost in 2009 decreased 12% compared to 2008, primarily as a result of the decreased prices of raw materials, scrap and alloys.

Gross Margin

     Our gross margin in 2010 increased 103% to Ps. 4,046 million compared to Ps. 1,991 million in 2009. This increase in gross margin was primarily due to an increase of 16% in the average price per ton of steel products and an increase of 10% in sales volume. Our gross margin in 2009 decreased 69% to Ps. 1,991 million (including the gross margin generated by the plants of Grupo San of Ps. 797 million) compared to Ps. 6,434 million in 2008 (including the gross margin generated by plants of Grupo San at Ps. 1,098 millions, when we acquired these plants). This decrease in gross margin was principally due to 30% of lower shipments of tons in 2009. As a percentage of net sales, our gross margin was 16% in 2010, 10% in 2009 and 18% in 2008.

Indirect Manufacturing, Selling, General and Administrative Expenses

     Our indirect manufacturing, selling, general and administrative expenses (including depreciation and amortization) in 2010 increased 7 % to Ps. 2,962 million, from Ps. 2,778 million in 2009. Our indirect manufacturing, selling, general and administrative expense (including depreciation and amortization) in 2009 decreased 16% to Ps.2,778 million compared to Ps, 3,319 million in 2008. In each of 2009 and 2010, our indirect expenses included Ps. 346 million of amortization of the tangible and intangible assets registered in connection with the acquisition of Grupo San and Ps. 277 million in 2008.

     The operating expenses as a percentage of net sales represented 12% in 2010, 14% in 2009 and 9% in 2008. We recorded an increase of Ps. 50 million and Ps. 153 million, or 5% and 17%, in depreciation and amortization expense in 2010 and 2009, respectively, which in 2010 was Ps.1,098 million, in 2009 was Ps. 1,048 million and 2008 was Ps. 895 million. We attribute the increases in expenses in 2010 primarily related to the operating expenses from our Republic facilities due to the increase of its operations compared to 2009. We attribute the decrease in expenses in 2009 primarily due to the slowdown of operations of our Republic facilities compared to 2008.

Operating Income (Loss)

     Operating income was Ps. 1,084 million in 2010 compared to Ps. 786 million of operating loss in 2009. Operating loss was Ps. 786 million in 2009 (including the operating income generated by the plants of Grupo San of Ps. 303 million) compared to Ps. 3,115 million of operating income in 2008 (including the operating income generated by the plants of Grupo San of Ps. 655 million from May 2008, when we acquired these plants). Operating income represented 4% of our net sales in 2010, compared to 4% of operating loss in 2009 and 9% of operating income in 2008. In 2010, the operating income was principally driven by a 16% increase in the average price per ton of steel products and an increase of 10% in shipments. In 2009, the operating loss was due to a 22% decrease in average price per ton of steel products and a 30% decrease in shipments as compared to 2008.

Other (Expense) Income, Net

     We recorded other expense, net of Ps. 186 million in 2010. This amount reflected:

  expense of Ps. 117 million related to the acquisition of Lipa Capital, LLC;
  expense relating to an adjustment for depreciation of Ps. 28 million corresponding to previous years; and
  other expense related to other financial operations of Ps. 41 million.

     We recorded other income, net, of Ps. 30 million in 2009. This amount reflected:

  expense of Ps. 7 million for employee profit sharing; and
  other income of Ps. 37 million from returns of tax from investment in new projects.

     We recorded other expense, net, of Ps. 4 million in 2008. This amount reflected:

  expense of Ps. 24 million for employee profit sharing;
  other income of Ps. 5 million for by load maneuvers;
  other income of Ps. 3 million in the returns restated for inflation of the value added tax; and
  other income, net related to other financial operations of Ps. 12 million.

Impairment of Intangible Assets

     In 2009, we recognized an impairment of Ps. 2,368 million, which diminished the value of the goodwill of Grupo San and the trademark “San 42” for Ps. 2,352 million and Ps. 16 million, respectively.

Comprehensive Financing Cost

     We recorded a comprehensive financing cost of Ps. 207 million in 2010, Ps. 96 million in 2009 and Ps. 175 million in 2008. Financial income or expense reflects the sum of two components: interest expense (net) and foreign exchange loss (net). We recorded a foreign exchange loss of approximately Ps. 207 million in 2010, Ps. 78 million in 2009 and Ps. 254 million in 2008. These exchange results reflect the 5%

and 4% increase in the value of the peso versus the U.S. dollar in 2010 and 2009, respectively, and 25% decrease in the value of the peso versus the dollar in 2008.

     Our interest expense, net in 2010 was Ps. 257 thousand in 2010, Ps. 18 million in 2009 and Ps. 79 million in 2008 (reflecting the use of cash and debt for the acquisition of Grupo San in 2008).

Income Tax

     In 2010 we recorded an income tax provision of Ps. 86 million that included an income tax benefit for deferred income taxes of Ps. 73 million. In 2009, we recorded an income tax benefit of Ps. 2,045 million, attributable to the loss before taxes incurred by the Company and the reversal of the additional tax liability from other tax transactions of Ps. 1,143 million. In 2008 we recorded an income tax provision of Ps. 1,036 million that included a provision for deferred income taxes of Ps. 293 million.

     Our effective income tax rates for 2010, 2009 and 2008 were 12.5%, (63.5%), and 35.3% respectively. The effective income tax rate for 2009 increased as a result of the income tax benefits recorded by the Company attributable to the loss before taxes and the reversal of the additional tax liability from other tax transactions, as discussed above.

     On December 7, 2009, a tax reform bill was approved and published in Mexico for the 2010 fiscal year, which reforms and amends certain tax regulations. This reform came into effect as of January 1, 2010 and enacts an income tax rate increase that will be effective as follows: 30% for 2010, 2011 and 2012; 29% for 2013; and 28% for 2014 and thereafter.

     The Flat-Rate Business Tax (FRBT) Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT is computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of authorized credits. FRBT is payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the exercise where determined based on the specific rules of each tax.

Net Income (Loss)

     We recorded net income of Ps. 605 million in 2010, a net loss of Ps. 1,175 million in 2009 and net income of Ps. 1,900 million in 2008. We attribute the income in 2010 to an increase of 16% in the average price per ton of steel products and an increase of 10% in sales volume. We attribute the loss in 2009 to the impact of lower sales due to the economic recession, particularly in the automotive and construction industries and the impairment of assets.

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

     Management believes that the critical accounting policies which require the most significant judgments and estimates used in the preparation of the financial statements relate to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets, valuation allowance on accounts receivable and inventories obsolescence. We evaluate the recoverability of deferred income tax assets, including those for net operating loss (NOL) carry forwards, whether the probability of not recovering all or a portion of them was more likely than not. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, we considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. As part of our analysis, we also considered the impact of Mexico’s Flat-Rate Business Tax in the projected utilization of NOLs to determine which tax system (the regular income tax or the Flat Rate Business Tax) would be more likely to limit the realization of deferred tax assets. To the extent that the Flat Rate did not limit recognition of deferred tax assets, we projected future taxable profits for a period of four years. Based on the Company’s evaluation, it determined the amount of deferred tax asset that is more likely than not to be realized in the future against those taxable profits, and records an allowance for the deferred tax asset amount that it does not expect to recover in the future. Any deferred tax amounts which were not recovered in that time period or through the reversal of deferred tax liabilities had a valuation allowance provided for their realization.

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

     Under U.S. GAAP, if the carrying amount of the reporting units exceeds its related fair value, we should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of our net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under U.S. GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. As of December 31, 2009, the implied goodwill under the second step process was Ps. 1,916 million, resulting in a U.S. GAAP reconciliation adjustment of Ps. 102 million. Additionally, we reconcile the aggregate fair value of the reporting units to our market capitalization. Our market capitalization as of December 31, 2009 indicates an implied control premium of approximately 25%. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short- and long-term growth expectations. In 2010, we recorded and expense of Ps. 102 million.

     Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2010 there was not impairment charge to other intangible assets, while in 2009 there was an impairment charge related to other intangible assets of Ps. 16 million.

     As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2010, there was no impairment charge related to the San Luis facilities. As of December 31, 2010, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

  discount rate: 11.8%; and
  sales: we estimate sales will start a recovery in the years 2011, 2012, 2013 and 2014. After 2014, no sales increases in volume terms are considered in the valuation model.

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

New Accounting Pronouncements

     As of January 1, 2011, new policy pronouncements issued by the CINIF for the presentation of financial information entered into force. A summary of the new provisions are included below:

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

     MFRS B-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

MFRS C-4 Inventories

     MFRS C-4 sets forth, with retrospective application, the following:

  the use of direct cost as a system of valuation was eliminated. See Note 4-f to the consolidated financial statements;

  it does not allow the valuation of inventories through the formula (above method) last-in first-out "LIFO";

  cost valuation rule was changed; stated that the inventory shall be expressed on the basis of "cost or market value, whichever is less, where the market value does not exceed the basis of net realizable value and do not consider the basis of fair value;

  the financial cost in cases where credit is used for payment of goods, no goods should be capitalized when used in the manufacture of a product for sale to its original condition, using a short period in their manufacture. Otherwise, the financial cost should be capitalized;

  requires disclosure of the amount of any impairment losses of inventories recognized as expense in the period, any other amount included in cost of sales or when a part is reflected as a discontinued operation; and

  states that advance payments (cash in advanced to suppliers) are not part of the inventory, since the date of registration not transferred the risks and benefits, otherwise, should be part of inventories.

MFRS C-5 Prepaid expenses

MFRS C-5 sets, with retrospective application, the following:

  considers cash in advances does not transfer to the entity the benefits and risks of the raw materials is to purchase or receive services is, therefore, advances for purchase of inventories or property, plant and equipment, including Must be submitted in the category of prepaid expenses payments;

  upon reception of raw material, advance payments should be recognized as an expense in the income statement for the relevant period, or as an asset when the asset acquired will generate future economic benefits;

  requires prepaid expenses or a portion thereof applied to the income statement when it is determined that an impairment loss arises in value, i.e., in the amount of expected future economic benefits;

  requires advance payments to be presented in current assets or noncurrent, depending on the classification of the destination item; and

  excludes from its scope prepayments discussed in other MFRS, i.e, income taxes, and projected net assets derived from a pension plan and prepaid interest.

MFRS C-6 Property, Plant and Equipment

MFRS C-6 provides, through retrospective application, the following:

  property, plants and equipment used to develop or maintain biological assets and extractive industries are included in the scope of this standard;

  incorporates the treatment of exchange of assets in response to economic substance;

  bases are added to determine the residual value of a component, considering current amounts that an entity would currently obtain from disposal of it, as if they were in the final phase of its life. It eliminates the provision that required to be assigned a value determined by appraisal to property, plant and equipment acquired at no cost or a cost that is inadequate to express their economic significance, to be valued at zero value of the effective date of this provision;

  establishes the requirement to depreciate components that are representative of an item of property, plant and equipment, whether to depreciate the rest of the game as if it were a single component; and

  notes that when a component is not used, it should continue to depreciate, except when using depreciation methods according to the activity.

MFRS C-18 Liabilities associated with the Retirement of Property, Plant and Equipment

     This MFRS standard establishes, through retrospective application, the special rules for the initial and subsequent recognition of the responsibilities associated with the removal of components of property, plant and equipment by using the expected present value technique and an appropriate discount rate. This MFRS revokes the supplementary application of the Interpretation of International Financial Reporting Standards No. 1.

     At the date of the financial statements, management is evaluating the effect of the observance of these new accounting standards will have on the Company’s consolidated results of operations and financial position.

International Financial Reporting Standards (IFRS)

     In March 2010, the CNBV required a work plan to evaluate the incorporation of International Financial Reporting Standards (“IFRS”) into the financial reporting for public companies in Mexico beginning with the first quarter of 2012. Management is evaluating the effects of the adoption and implementation of IFRS as well as the potential adoption date.

B. Liquidity and Capital Resources

     As a result of the economic crisis in Mexico arising from the devaluation of the peso versus the U.S. dollar in 1994, including the liquidity crisis which affected the Mexican banking system, the insolvency of our former parent, Sidek, and our high levels of short-term indebtedness, we became unable to generate or borrow funds to refinance our debt or to support our operations and capital improvements. As of December 15, 1997, and immediately prior to the consummation of the restructuring discussed below, we had total outstanding indebtedness of approximately U.S.$322 million. Over half of our debt had matured and was unpaid and substantially all of the balance was subject to acceleration.

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

     The restructuring did not result in a reduction in the overall amount of our consolidated outstanding debt, and, accordingly, following the restructuring, through CSG, we continued be highly leveraged. In 2001, subsequent to Industrias CH’s acquisition of a controlling interest in us, CSG redeemed or repurchased all of the outstanding debt securities it had issued in connection with the restructuring, which it financed principally with borrowings from Industrias CH. In 2001, we converted approximately U.S.$90 million of bank debt to equity, which equity Industrias CH acquired. From 2001 through 2004, CSG continued to pay down its outstanding bank debt, making scheduled amortization payments as well as additional principal payments which it financed primarily by capital contributions from Industrias CH or borrowings from Industrias CH which it later converted to equity. In March 2004, we prepaid U.S.$1.7 million of the remainder of our outstanding bank debt.

     On December 31, 2008, 2009 and 2010, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

     On December 31, 2008, Republic also maintained a U.S.$150 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). This facility was scheduled to mature on May 20, 2009. On December 1, 2008, Republic was granted an extension of the GE credit facility until May 20, 2010. However, on October 30, 2009, Republic changed the termination date to December 31, 2009.

     At December 31, 2008, Republic had U.S.$0.6 million in outstanding borrowings and had U.S.$5.8 million in letters of credit under the GE credit facility. As this agreement was terminated on December 31, 2009, there were no outstanding borrowings at December 31, 2009. However there were outstanding letters of credit of U.S.$6.4 million outstanding as of December 31, 2009 creating an event of default under the GE Credit Facility. In connection with this event of default, GE Capital withheld U.S.$6.7 million of funds from Republic’s bank account during January 2010 to cover the outstanding letters of credit plus 5% cash collateral to be held as security until the letters of credit issued by GE Capital were cancelled. These funds were reimbursed during 2010 after replacement standby letters of credit were issued by J.P. Morgan Chase at our request. These standby letters of credit are our liabilities (i.e., parent company), Grupo Simec, and are issued to certain large volume supply vendors to secure credit for purchases by Republic, as well as to certain insurance providers to ensure required collateral for Republic’s coverages. Republic has no revolving credit facility as of December 31, 2010.

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

     On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2010 and 2009, Republic had U.S.$48.8 and U.S.$56.7 million, respectively, outstanding under this line of credit. See Note 6 to our consolidated financial statements included elsewhere herein.

     On May 30, 2008, we acquired 100% of the stock of Grupo San for approximately U.S.$844 million (Ps. 8,730 million). To finance the purchase price, on May 29, 2008 we accepted a loan from Banco Inbursa S.A. for U.S.$120 million (Ps. 1,325 million) at Libor + 1.45% that was due on May 29, 2009, which debt has since been repaid in full. We also received U.S.$112.5 million (Ps. 1,169 million) of capital stock increase from Industrias CH that was formalized on July 22, 2008. We paid the remaining balance of the purchase price through our own cash reserves.

     We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2008, we had cash and cash equivalents of Ps. 576.7 million, as of December 31, 2009 we had cash and cash equivalents of Ps. 1,948 million and as of December 31, 2010 we had cash and cash equivalents of Ps. 3,385 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

     Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2008, 2009 and 2010:

Principal Cash Flows

	Years ended December 31,
	2008	2009	2010
	(in millions of pesos)
Funds provided by operating activities	1,845	1,159	2,227
Funds (used in) investing activities	(9,000)	(256)	(693)
Funds provided (used) by financing activities	1,334	469	(126)

     Our net funds provided by operations were Ps. 2,227 million in 2010, Ps. 1,159 million in 2009, and Ps. 1,845 million in 2008. The increase of Ps 1,168 millions in the net funds provided by operation between 2010 and 2009 originated mainly from the net income for the year.

     Our net funds used by financing activities in 2010 were Ps. 126 million, as compared to Ps. 469 million provided by financing activities in 2009. In 2008, net funds provided by financing activities were Ps. 1,334 million (which amount includes the capital increase of Ps. 1,169 million in July 2008).

     We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 693 million in 2010, Ps. 256 million in 2009 and Ps. 9,000 million in 2008, primarily due to our use of net funds to acquire Grupo San for Ps. 8,730 million.

     We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 12 to the consolidated financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

     As of December 31, 2010, we had no material commitments for capital expenditures. See Item 4.A. “Principal Capital Expenditures”.

C. Research and Development, Patents and Licenses

     The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks "SAN" and "Aceros San Luis". Also, a patent is currently in process of registration before the IMPI entitled in favor of Simec Interntional 6, S.A. de C.V.

D. Trend Information

     In the first quarter 2011 net sales increased 17% compared to the fourth quarter 2010. Sales in tons of finished steel increased 3% in the first quarter 2011 compared with the fourth quarter 2010. Prices of finished products sold in the first quarter 2011 increased approximately 13% compared to the fourth quarter 2010.

     All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E. Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

F. Contractual Obligations

     The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2010:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
Short-term debt	(millions of pesos)
obligations of
related parties(1)	630	-	-	-	630
Short-term debt
obligations	4	-	-	-	4
Long-term
contractual
obligations	-	-	-	-	-
Total	634	-	-	-	634

(1)	Ps. 603 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México, Aceros Laminados Sigosa denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 27 million correspond to other liabilities.

     Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts will expire on several different dates by the end of 2017. During 2010, 2009 and 2008, the expenses for operating leases were U.S.$4.8 million, U.S.$5.9 million and U.S.$7.5 million, respectively. As of December 31, 2010, total future minimum lease payments under non-cancelable operating leases are U.S.$1.6 million in 2010, U.S.$0.6 million in 2012, U.S.$0.4 million in 2013 and U.S.$0.3 million each in the years 2014 through 2017. At December 31, 2010 there are no additional obligations after 2017.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors

     Our board of directors is responsible for managing our business. Pursuant to our by-laws, the board of directors shall consist of a maximum of 21 but not less than five members elected at an ordinary general meeting of shareholders. Our board of directors currently consists of seven directors, each of whom is elected at the annual shareholders’ meeting for a term of one year with an additional period of thirty days, if a successor has not been appointed. The board of directors may appoint provisional directors until the shareholders’ meeting appoints the new directors. Under the Mexican Securities Market Law and our bylaws, at least 25% of our directors must be independent. Under the law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV.

Election of the Board of Directors

     At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors. Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director.

     The current members of our board of directors were nominated and elected to such position at the 2011 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

Authority of the Board of Directors

     The board of directors is our legal representative. The board of directors must approve, among other matters, the following:

  our general strategy;
  annual approval of the business plan and the investment budget;
  capital investments not considered in the approved annual budget for each fiscal year;
  proposals to increase our capital or that of our subsidiaries;
  with input from the Audit Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non- recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors and the chief executive officer annual report to the shareholders’ meeting;
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

     Liability actions for damages and losses resulting from the violation of the duty of care or the duty of loyalty may be exercised solely for our benefit and may be brought by us, or by shareholders representing 5% or more of our capital stock, and criminal actions only may be brought by the Mexican Ministry of Finance, after consulting with the CNBV. As a safe harbor for directors, the liabilities specified above (including criminal liability) will not be applicable if the director acting in good faith (i) complied with applicable law, (ii) made the decision based upon information provided by our executive officers or third-party experts, the capacity and credibility of which could not be subject to reasonable doubt, (iii) selected the most adequate alternative in good faith or if the negative effects of such decision could not have been foreseeable, and (iv) complied with shareholders’ resolutions provided the resolutions do not violate applicable law.

     The members of the board are liable to our shareholders only for the loss of net worth suffered as a consequence of disloyal acts carried out in excess of their authority or in violation of our by-laws.

     In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See Item 6.C. “— Committees” below.

     The following table sets forth the names of the members of our board of directors and the year of their initial appointment:

Name	Director Since
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Sergio Vigil González	2011
Luis García Limón	2011
José Luis Rico Maciel	2001
Rodolfo García Gómez de Parada	2001
Gerardo Arturo Avendaño Guzmán	2001

Biographical Information of our Board of Directors

     Gerardo Arturo Avendaño Guzmán. Mr. Avendaño was born in 1955. He is an independent director for purposes of Mexican law and has been a member of our board of directors and the Audit Committee since 2001 and is a member of our Audit Committee. Mr. Avendaño is an independent lawyer specializing in civil, mercantile and fiscal litigation.

     Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law. He has been the tax adviser of Industrias CH since 1978 and our tax adviser since 2001 and is a member of the board of directors of a group of self-service stores and restaurants since 1990.

     Luis García Limón. Mr. García was born in 1944. He is currently our chief executive officer. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

     Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

     José Luis Rico Maciel. Mr. Rico was born in 1926. He has been a member of our board of directors since 2001. He also serves as our corporate legal and tax director and is a member of the board of directors of a group of self-service stores and restaurants since 1957.

     Sergio Vigil González. Mr. Vigil was born in 1962. Since 2001 he has served as chief executive officer of Industrias CH, our controller. Mr. Vigil is a brother of Rufino Vigil González.

     Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. Mr. Vigil is a brother of Sergio Vigil González.

Executive Officers

     The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

		Position
Name	Position	Held Since
Luis García Limón	Chief Executive Officer	1982 *
Adolfo Luna Luna	Chief Financial Officer	2010
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

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

     Adolfo Luna Luna. Mr. Luna was born in 1955. He is currently our chief financial officer. From 2004 to 2009 he was our chief financial officer of the facility of Tlaxcala. From 2001 to 2004 he was our chief financial officer. Previously, Mr. Luna was our auditor manager from 2000 to 2001.

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

     Our chief executive officer and executive officers are required, under the Mexican Securities Market Law, to act for our benefit and not that of a shareholder or group of shareholders. Our chief executive is required, principally, to (i) implement the instructions of our shareholders’ meeting and our board of directors, (ii) submit to the board of directors for approval the principal strategies for the business, (iii) submit to the Audit Committee proposals for the systems of internal control, (iv) disclose all material information to the public and (v) maintain adequate accounting and registration systems and mechanisms for internal control. Our chief executive officer and our executive officers will also be subject to liability of the type described above in connection with our directors.

     The business address of our directors and executive officers is our principal executive headquarters.

B. Compensation

     For the years ended December 31, 2010 and 2009, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 23.1 million and Ps. 28.9 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

     The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on April 29, 2011, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

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

D. Employees

     As of December 31, 2010, we had 4,361 employees (2,731 were employed at our Mexico facilities, of whom 1,546 were unionized, and 1,630 were employed at Republic facilities, of whom 1,318 were unionized), compared to 4,378 employees as of December 31, 2009 (2,738 were employed at our Mexico facilities, of whom 1,413 were unionized, and 1,640 were employed at Republic facilities, of whom 1,345 were unionized), compared to 4,823 employees as of December 31, 2008 (3,030 were employed at our Mexico facilities, of whom 1,581 were unionized, and 1,793 were employed at Republic facilities, of whom 1,292 were unionized).

     The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

  Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2012.

  Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2012
  Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2012
  Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on February 29, 2012.
  San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM; and at the Aceros DM and Abastecedora Siderúrgica facilities: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM. The contracts expire on January 22, 2012, January 14, 2012 and January 14, 2012, respectively.

     We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

     Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

     Eighty-three percent of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA), which expires August 15, 2012. For the Mexican operations, approximately 57% of the employees are under collective bargaining agreements, which expire as described above.

Defined Contribution Plans

     Republic is required to make a contribution to defined contribution plans relating to healthcare and pensions for every hour worked. The healthcare plan makes provision for retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. The labor agreement requires a contribution to the retirement healthcare plan of U.S.$3.00 for every hour worked, not to be less than U.S.$2.85 million per quarter, but not to exceed U.S.$11.4 million per year. Contributions are also made to the Steelworkers Pension Trust, a “qualified pension benefit plan under ERISA regulations, at a rate of U.S.$1.68 per hour as defined in the labor agreement. For 2010, 2009 and 2008, Republic recorded Ps. 234 million, Ps. 251 million and Ps. 216 million, respectively, of expense related to these funding obligations.

     Republic has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. Republic funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of Republic’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401K retirement plan through payroll deferrals. Republic provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and Republic’s matching 401K contributions. For 2010, 2009 and 2008, Republic recorded expense of Ps. 25.3 million, Ps. 25.8 million and Ps. 31.3 million, respectively.

     Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution 401K retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans

     Republic’s labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U.S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For 2008, Republic recorded Ps. 51 million related to its profit sharing funding obligation under the new labor agreement. For 2010 and 2009, there was no profit sharing earned, accrued or recorded.

     In 2004, Republic adopted a profit sharing plan for salary and non-union hourly employees excluding a select group of managers and executives. Republic is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of U.S.$12.5 million. For 2008 Republic recorded expense of Ps. 26 million under this plan. For the years 2010 and 2009, there was no profit sharing earned, accrued, or recorded.

Incentive Compensation Plans

     Effective January 1, 2008, Republic adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, Republic adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan. The plans were based on attaining certain business plan and other performance targets for the year. The objectives are measured on a quarterly basis. Individuals designated as participants in these plans are excluded from the profit sharing plan. For 2008, Republic recorded Ps. 26 million of expense under these incentive plans. For 2010 and 2009, there were no incentives earned under these plans as the target threshold for the years were not achieved.

Deferred Compensation Plan

     For 2009, Republic had a deferred compensation plan in place covering certain key employees. The plan allowed for the covered employees to make annual deferrals of base salary and provides for a fixed annual contribution by Republic based on a percentage of salary. This plan was terminated effective December 31, 2009 and was not available for the 2010 fiscal year. Republic recorded expense related to the deferred compensation plan of Ps. 1.1 million for 2008 and Ps. 1.3 million for 2009. During the 2010, Republic paid out the remaining accrued balances owed under the plan in the amount of Ps. 3.8 million.

E. Share Ownership

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At December 31, 2010, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 64% of Industrias CH.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     As of May 31, 2011, we had 497,709,214 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

     Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns, directly or indirectly, approximately 64% of Industrias CH.

     Our major shareholders do not have voting rights different from the rights of our other shareholders.

     The following table shows the ownership of our series B shares as of June 1, 2011.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Proyectos Comerciales el Ninzi, S.A. de C.V.(2)	27,207,654	5.5%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Compañía Mexicana de Tubos, S.A. de C.V. (2)	3,841,082	0.8%
Public Investors	79,022,465	15.8%

Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

     At April 29, 2011, 486,243,814 series B common shares were held in Mexico by approximately 375 shareholders who were record holders in Mexico and 17 were ADS record holders in the United States. The ADS represent 11,465,400 common shares.

B. Related Party Transactions

     We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See Note 6 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million or Ps. 1,403 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8%. We financed our portion of the purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

     We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

     From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2008 these sales totaled Ps. 371 million, in 2009, these sales totaled Ps. 150 million and in 2010 these sales totaled Ps. 43 million. In addition, in 2008, 2009 and 2010 we purchased Ps. 89 million, Ps. 38 million and Ps. 81 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

     We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. The payments are paid to

Industrias CH on a monthly basis. Under the services, in 2008 we paid Ps. 13 million, in 2009 we paid Ps. 15 million and in 2010 we paid Ps. 14 million.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

     There are currently no material legal or administrative proceedings pending in Mexico against us or any of our subsidiaries which we expect to have a material adverse effect on our financial condition or results of operations, or which we expect to result in material capital expenditures or materially adversely affect our competitive position.

United States

     Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

Department of Toxic Substances Control. In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s facilities based on an alleged complaint from neighbors due to Pacific Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the Department of Toxic Substances Control issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned Pacific Steel for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. In July 2004, in an effort to continue with this order, the Department filed a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby Pacific Steel is obligated to pay U.S.$235,000 (payable in four payments of U.S.$58,750 over the course of one year) for fines of U.S.$131,250, the Department's costs of U.S.$45,000 and to finance an environmental project of U.S.$58,750. All these payments were duly made by Pacific Steel.

     In August 2004, Pacific Steel and the Department of Toxic Substances Control entered into a corrective action consent agreement. In September 2005, the Department of Toxic Substances Control approved the Corrective Measures Plan presented by Pacific Steel. The remediation work activities began in November 2006, once the permits were available. On February 2011, the remediation work was suspended due to the possible ineffectiveness of such work; currently, we are evaluating several options to continue with the remediation work.

The Community Development Commission. The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site and is preparing a purchase offer for Pacific Steel’s land at market value, less the cost of remediation and less certain investigation costs incurred. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay Pacific Steel the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for U.S.$6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow us to remain in the area.

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

     Environmental Liabilities. As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2010 and 2009, we had a reserve to cover probable environmental liabilities totaling U.S.$3.1 million and U.S.$3.4 million (Ps. 38.3 million and Ps. 44.4 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective action are complete, where such costs are reasonably estimable. Often future remediation costs or other contingent environmental liabilities, while probable, are not estimable due to a variety of factors including changing regulations and standards and evolving knowledge of facts and technical information. In that event, we reserve an amount based upon the reasonably estimable costs based on our knowledge and on the information available at that moment. For example, in the case of remediation liabilities where the extent of future remediation, if any, is unknown, we reserve an amount based upon the estimated costs of the associated with investigations or other pre-remediation-phase-activities. Through our environmental management system, we review currently available information on a regular basis in order to assess whether any new remediation liabilities or other contingent liabilities related to environmental matters have arisen, or whether changes to costs estimates of known liabilities are appropriate and adjust the environmental reserves up or down accordingly. The current and non-current portions of the environmental reserve are included in the caption “Other Accounts Payable and Accrued Expenses” and “Other Long-Term Liabilities”, respectively, in our consolidated financial statements. We are not aware of any other material environmental remediation liabilities or contingent liabilities related to environmental matters with respect to the facilities for which the establishment of an additional reserve would be necessary at this time.

B. Significant Changes

     None

Item 9. The Offer and Listing

     Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On February 20, 2003, we effected a 1 for 20 reverse stock split. On May 30, 2006, we effected a 3 for 1 stock split. To maintain trading prices in the United States, the ADS to share ratio was simultaneously adjusted from one ADS representing one series B share to one ADS representing three Series B shares. The ADSs are evidenced by American depositary receipts, or “ADRs”, issued by The Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders from time to time of ADRs.

Share Price Information

     The following table sets forth for the periods indicated the high and low sales prices expressed in historical pesos of our series B shares on the Mexican Stock Exchange, and the high and low sales price expressed in U.S. dollars of the ADSs on the New York Stock Exchange.

	Mexican Stock Exchange		New York Stock Exchange

	High	Low	High	Low

2006	80.00	22.00	21.64	3.96
2007	55.91	32.50	15.46	8.55
2008	63.60	15.50	18.48	3.21
2009	38.64	17.52	9.24	3.94
2010	37.80	28.20	9.08	6.49

2009
First Quarter	24.35	17.52	9.24	7.05
Second Quarter	31.95	20.20	8.90	5.69
Third Quarter	38.64	26.01	7.50	4.20
Fourth Quarter	38.10	31.90	5.40	3.56

2010
First Quarter	37.80	29.10	8.95	6.81
Second Quarter	36.91	30.25	9.08	6.64
Third Quarter	33.25	28.20	7.77	6.49
Fourth Quarter	33.75	28.65	8.50	6.89

2011
First Quarter	35.00	29.95	8.85	7.13
Second Quarter	33.50	29.20	8.80	7.25

2011
January	35.00	31.50	8.76	7.88
February	35.00	31.50	8.85	7.78
March	32.90	29.95	8.50	7.13
April	34.39	32.20	8.80	7.62
May	33.50	30.25	8.62	7.66
June	31.29	29.20	8.02	7.25

Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable). Securities trading on the Mexican Stock Exchange occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

     Settlement on the Mexican Stock Exchange is effected two business days after a share transaction. Deferred settlement is not permitted without the approval of the CNBV, even where mutually agreed. Most securities traded on the Mexican Stock Exchange are on deposit with the INDEVAL, a privately owned securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

     Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico has developed.

Item 10. Additional Information

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our principal objects and purposes, as expressed in the Second Clause of our by-laws, are to engage in the control of companies dedicated to the manufacture, processing and distribution of diversified special bar quality (“SBQ”) steel and structural products.

     The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care, which generally requires that directors: (i) obtain the information reasonably necessary to make decisions; (ii) request from officers and auditors information that is relevant to a decision to be made; (iii) postpone board of directors meetings when a director is not present, has not arrived on time or has not been provided with the same information as other directors; (iv) deliberate and vote, including if requested with the presence only of the other directors and the secretary of the board. Directors will breached their duty of care and be subject to liability when damage is caused to the issuer by any of the following: (i) failure to attend board, shareholders’ or committee meetings, which failure prevents such meeting from being duly held; (ii) failure to reveal relevant information to the board of directors or to an applicable committee, subject to legal or contractual limitations on disclosure of such information; or (iii) failure to comply with the duties imposed by the Mexican Securities Market Law or the issuer’s by-laws. Failure of directors to act with due care makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, which may be limited in the company’s by-laws or by resolution of the shareholders’ meeting, except in the case of bad faith, willful misconduct or illegal acts. Liability for breach of the duty of care may also be covered by indemnification provisions and director and executive officer insurance policies.

     The duty of loyalty, which primarily consists of maintaining the confidentiality of information received in connection with the performance of the director’s duties, and abstaining from discussing or voting on matters where the director has a conflict of interest. Directors will have breached their duty of loyalty in the following cases: (i) if without justification they utilize their position to gain benefits for themselves or third parties, including an individual shareholder or group of shareholders; (ii) if they vote on or participate in deliberations concerning an issue on which they have a conflict of interest; (iii) if they do not reveal the conflicts of interests they have; (iv) if they deliberately favor an individual shareholder or group of shareholders to the detriment of others; (v) if the approve related party transactions without observing the related guidelines under the Mexican Securities Market Law; (vi) if they utilize property of the issuer for their own benefit or that of third parties in contravention of relevant policies; (vii) if they make undue use of privileged information; or (viii) if, for themselves or third parties, they take advantage of a corporate opportunity. A violation of the duty of loyalty makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, and in every case requires removal from their positions. Unlike the duty of care, liability for breach of the duty of loyalty may not be limited by the company’s by-laws, by resolution of the shareholders’ meeting or otherwise, nor may indemnification provisions or insurance policies cover such liability.

     Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us, which include, among others, altering financial statements or records. In terms of the General Law of Commercial Companies and our by-laws, only the shareholders’ meeting can determinate compensation for the directors. Our directors cannot individually exercise any of our borrowing powers. We do not have any retirement plan. Shareholders, or a group of shareholders, that control 10% of our shares can name a director and (in that director’s absence) an alternate director.

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

     Under Mexican law and our by-laws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meeting. An annual ordinary shareholders’ meeting must be convened and held within the first four months following the end of each fiscal year to discuss, among other things, the board of director’s report on our financial statements, the chief executive officer’s report on our operations during the preceding year, a report on fulfillment of our tax obligations of the last fiscal year and the Audit Committee’s report with respect to the preceding year, the appointment of members of the board of directors and the chairman of the Audit Committee, declaration of dividends and the determination of compensation for members of the board of directors and for members of the Audit Committee. Under the Mexican Securities Market Law, our ordinary shareholders’ meeting, in addition to those matters described above, will have to approve any transaction representing 20% or more of our consolidated assets, executed in a single or a series of transactions, during any fiscal year.

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

     Shareholders’ meetings are required to be held in our corporate domicile, which is Guadalajara, Jalisco. Calls for shareholders’ meetings must be made by the chairman or the secretary of the board of directors or the chairman of our Audit Committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the chairman of the board of directors or the chairman of the Audit Committee call a shareholders’ meeting to discuss the matters indicated in the relevant request. If the chairman of the board of directors or the chairman of the Audit Committee fail to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

     Calls for shareholders’ meetings must be published in the official gazette of the state of Jalisco or any major newspaper located in the City of Guadalajara, Jalisco at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the board of directors or the Audit Committee must be signed by the chairman, the secretary or a special delegate appointed by the board of directors or the Audit Committee as appropriate, for that purpose. Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

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

Quorum

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

No Right of Redemption

     The Mexican Securities Market Law and our by-laws provide that our shareholders do not have redemption rights for their shares.

Registration and Transfer

     Our shares are registered with the National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the CNBV. Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders either may hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form, through institutions that have accounts with INDEVAL.

     INDEVAL is the holder of record in respect of all such shares held in book-entry form. INDEVAL will issue certificates on behalf of our shareholders upon request. INDEVAL participants, brokers, banks, other financial entities or other entities approved by the CNBV maintain accounts at INDEVAL. We maintain a stock registry and only those persons listed in such stock registry, and those holding certificates issued by INDEVAL indicating ownership, and any relevant INDEVAL participants, will be recognized as our shareholders.

Dividends and Distributions

     At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with Mexican GAAP, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2010, was approximately Ps. 4,143 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

     To the extent that we declare and pay dividends on our shares, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B shares underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the depositary in pesos, and, except as otherwise described under “Description of American Depositary Receipts—Dividends, Other Distribution and Rights”, the depositary will convert them into U.S. dollars and pay them to the holders of ADSs net of currency expenses and applicable fees.

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
  the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;
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

     The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

     The shares and negotiable instruments representing title to shares belonging to us or, as the case may be, issued but unsubscribed treasury shares, may be placed with the investing public without the need for a shareholders’ meeting or board resolution. As such, the provisions of Article 132 of the Mexican Corporations Law do not apply.

Ownership of Capital Stock by Subsidiaries

     Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares acquired as part of an employee stock option plan and in conformity with the Mexican Securities Market Law.

Delisting

     Pursuant to the Mexican Securities Market Law, in the event that we decide to cancel the registration of our shares in the National Securities Registry and the listing of our shares on the Mexican Stock Exchange, or if the CNBV orders such cancellation, we will be required to conduct a tender offer for the shares held by minority shareholders and to create a trust with a term of six months, with amounts sufficient to purchase all shares not participating in the tender offer. Under the law, our controlling shareholders will be secondarily liable for these obligations. The price at which the shares must be purchased in the offer must be the greater of (i) the average of the trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made or (ii) the book value of such shares as determined pursuant to our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange. If the CNBV orders the cancellation, we must launch the tender offer within

180 days from the date of their request. If we initiate it, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Other Provisions

     Information to Shareholders. The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

  a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects;
  a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;
  a statement of the financial condition of the company at the end of the fiscal year;
  a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;
  a report of the chief executive officer on the operations of the company during the preceding year;
  a report of the fulfillment of the company’s tax obligations of the last fiscal year;
  a report of the Audit Committee with respect to the preceding year; and
  the notes which are required to complete or clarify the above mentioned information.

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

     Pursuant to the Mexican Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry. In accordance with our bylaws, Mexican and non-Mexican nationals may own all series of our share capital. We have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment (Registro Nacional de Inversión Extranjera).

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

Independent Directors

     The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the Audit Committee must be comprised entirely of independent directors. Pursuant to the rules and regulations of the New York Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the New York Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the United States federal securities laws.

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

     Anti-Takeover Provisions

     Subject to the approval of the CNBV, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their by-laws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors. See “Market Information—Market Regulation—Anti-Takeover Protections.”

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

     Shareholders’ Suits

     Pursuant to the Mexican Securities Market Law, only a shareholder or group of shareholders holding at least 5% of our outstanding shares may bring a claim against some or all of our directors, secretary of the board of directors or relevant executives for violation of their duty of care or duty of loyalty. In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders. The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it. There is no requirement for the shareholder or group of shareholders to hold the shares for a certain period of time in order to bring a claim.

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

     Calling of Special Shareholders’ Meetings

     Under Mexican law and our by-laws, the board of directors, the chairman of the board of directors or the chairman of the Audit Committee may call a shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the board of directors or the Audit Committee call a shareholders’ meeting to discuss the matters indicated in the written request. If the chairman of the board of directors or the chairman of the Audit Committee fails to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

C. Material Contracts

     None

D. Exchange Control

     There are no legislative or legal provisions currently in force in Mexico or arising under our by-laws restricting the payment of dividends to holders of our common stock not resident in Mexico, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations sanctions. There are no limitations, either under the laws of Mexico or in our by-laws, on the right of foreigners to hold or vote on shares of our common stock.

E. Taxation

     The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders that are subject to special tax rules, such as banks, securities dealers, insurance companies, tax-exempt entities, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes or partnerships or pass-through entities for U.S. federal income tax purposes. If a partnership holds the series B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner of a partnership holding our series B shares or ADSs, such U.S. holder should consult its tax advisor.

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

     Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 38.89% for the year ended December 31, 2009 and 42.86% for 2010 and 2011. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, after corporate tax dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

     Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2010, or at the rate mentioned above, as the case may be.

     U.S. Federal Income Tax Considerations

     The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or our 2010 taxable year.

     To the extent that a distribution exceeds our current and accumulated earnings and profits, it generally will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of series B shares or ADSs. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend (as discussed above).

     Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the depositary whether or not they are converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income” for U.S. foreign tax credit purposes.

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

     Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2009 and 30% by 2010 and 2011 of gains realized from the disposition.

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

     U.S. Federal Income Tax Considerations

     Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. Under current law, long-term capital gain recognized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 15%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

     As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we are required to file with the Commission, promptly after it is made public or filed, information that we make public in Mexico, file with the Mexican Stock Exchange or the CNBV or distribute to our securityholders. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

I. Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 89% higher than the Mexican peso’s devaluation relative to the dollar.

     We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See Note 12 to the consolidated financial statements.

Market Risk Measurement

     We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2010 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

     Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade receivables and trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.04 million (U.S.$3 thousand).

     The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2010 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2011. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

     ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders

Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$ 5.00 per 100 ADSs (or portion thereof)

Cancellation of ADSs for the purpose of withdrawal, including	Up to US$ 5.00 per 100 ADSs (or portion

if the deposit agreement terminates	thereof)

Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect

Cash distribution fees	US$.02 or less per ADS

Depositary services	US$.02 or less per ADS

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

     We did not receive any reimbursement from the depositary in 2010.

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

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

A. Disclosure Control and Procedures

     Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were not effective as described in Item 15.B.

B. Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by BDO, an independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting.

Material weaknesses

     A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company's financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

     The structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes, the closing of our financial statements, the conversion between MFRS and U.S. GAAP, and the conversion of the financial statements of our foreign subsidiaries to MFRS.

     We identified the following significant deficiencies, and which together constitute a material weakness, in our the entity-level controls and control environment that could affect the effectiveness of the internal controls:

-	ineffective controls in the business acquisition process and controls in our patents registry;

-	due to the growth of our operations and the lack of an appropriate analysis of segregation duties certain accounting and control functions are not well balanced within the personnel and there are functions centralized in just few persons;

-	some policies and procedures are not updated and/or reviewed on a timely manner; and

-	we do not have an adequate diffusion of the ethical code.

     As a result of the insufficiency of the structure of our finance department described above and the lack of appropriate accounting resources, there were certain accounting errors during 2010, which in aggregate was material to our consolidated financial statements. Our growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which has become more complex.

     The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. This lack of a company-wide, integrated consolidation system did not allow a proper supervision of the consolidation process during 2010.

     The structure of the finance department of our subsidiary SimRep was also found to be insufficient to reconcile certain balance sheet accounts at the detailed level and did not allow for adequate segregation of duties with respect to the supervision and review procedures for the reconciliation of prepaid balances and the closing of their financial statements. This material weakness resulted in material corrections to our consolidated financial statements during 2010.

C. Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Grupo Simec, S.A.B. de C.V.

     We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates, wholly owned subsidiaries, which total combined assets represent approximately 15% of the total consolidated assets as of December 31, 2010 and its net combined sales for the year then ended represented approximately a 18% of the total net consolidated sales. The effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed an unqualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting, is based solely on the report of the other auditors.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

     (1) Regarding the entity-level controls and control environment, there are significant deficiencies that could affect the effectiveness of the internal controls:

-	We noted ineffective controls in the business acquisition process and controls in their patents registry.

-	Many functions are centralized in just few persons. These issues are attributable to the lack of appropriate resources and an adequate analysis of segregation of duties.

-	We noted that the accounting, human resources and information technology policies and procedures lacks updating and following up by the company.

-	As part of evaluation the control environment, we noted lack of adequate diffusion of the ethical code.

     The combination of these deficiencies constitute a material weakness, there are a reasonable possibility that material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

     (2) Lack of appropriate accounting resources during 2010 at the corporate office that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the deferred income tax process, the U.S. GAAP reconciliation process and the conversion of foreign subsidiaries process. This material weakness resulted in some accounting errors during 2010. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

     (3) Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information.

     (4) In the subsidiary SimRep Corporation and subsidiaries we noted that the structure of the finance department was also found to be insufficient to reconcile certain balance sheet accounts and timely review and approve financial close processes including the preparation of its financial statements. This material weakness resulted in material corrections to the company’s consolidated financial statements.

     These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of 2010 financial statements and this report does not affect our report dated July 12, 2011 on those financial statements.

     In our opinion, Grupo Simec, S.A.B. de C.V. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria. The other auditors issued an unqualified opinion of Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2010, and the related consolidated statements of operations, changes in stockholders’ equity and statement of cash flows for the year then ended and our report dated July 12, 2011 expressed an unqualified opinion thereon. We did not audit the combined financial statements of Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates, which total combined assets represent approximately 15% of the total consolidated assets as of December 31, 2010 and its net combined sales for the year then ended represented approximately a 18% of the total net consolidated sales. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros DM, S.A. de C.V. and subsidiaries and affiliates, is based solely on the report of the other auditors.

The consolidated financial statements for the years ended December 31, 2009 and 2008, which solely are presented for comparison purposes, were audited by another auditor whose report dated September 17, 2010, expressed an unqualified opinion on those statements.

Castillo Miranda y Compañía, S.C.
Member of BDO International

/s/ Carlos Rivas Ramos

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico
July 12, 2011

D. Changes in Internal Control Over Financial Reporting

     On April 29, 2010, our external auditor notified our Audit Committee and certain members of the management of Republic that it had identified, during its audit of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2009, what it considered to be material weaknesses in internal control over financial reporting at the SimRep evaluation level. Specifically, our external auditor noted material weaknesses with regard to what it characterized as “management override of internal controls” and identified five specific “management overrides.” See Item 16.F “Change in Registrant’s Certifying Accountant” for a description of such “management override of internal controls” and “management overrides.”

     On April 29, 2010 our external auditor also noted material weaknesses in internal control over financial reporting with regard to SimRep’s adherence to its written policies with regard to accounting for working capital and fixed asset accounts.

     In response to the notifications from our external auditor described above, our Audit Committee instructed our internal audit department to perform supplementary testing actions and afterwards engaged outside counsel to conduct an internal investigation concerning these matters. Following the completion of this internal investigation, our outside counsel discussed with our outside auditor the types of remedial measures that would be appropriate to address these material weaknesses in internal controls over financial reporting. After consulting with our outside auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters. On September 3, 2010, our Audit Committee adopted the following remedial measures to address material weaknesses in internal controls over financial reporting:

     1. The CFO of Republic and his senior subordinates who handle general accounting and financial reporting matters report directly to our CFO on all such matters. Republic’s CEO do not give instructions or make suggestions to Republic’s CFO or Republic’s accounting staff concerning any general accounting or financial reporting matters. Also, Republic’s CFO reports to and collaborate with Republic’s CEO on other matters, including cash management and cash forecasting, accounts payable and accounts receivable, payroll, financial forecasting, capital budgeting, tax compliance, supplier and customer relationships, litigation matters, insurance and risk management, fiduciary oversight of 401K and deferred compensation plans, product costing, analysis of cost performance, and various analytical tasks.

     2. Republic’s accounting staff has adhered to U.S. GAAP and that they are not permitted to instruct Republic’s accounting personnel about the accounting treatment of any matter. In the event that any member of Republic’s accounting staff is instructed by anyone to engage in any conduct that the staff member believes does not comply with U.S. GAAP, that staff member is required to notify Republic’s CFO of such an event; Republic’s CFO in turn is required to notify our CFO. In the event that Republic’s CFO makes such a notification to our CFO, Republic’s CFO will send the relevant documentation and information to our CFO, who will analyze it (with the assistance of a third party consultant as necessary) and make a final written determination as to the matter, provided that if the matter involves an amount of U.S.$500,000 or more, that determination by our CFO must also be approved by our CEO and our Audit and Corporate Practices Committee.

     3. Republic has hired a professional to oversee our internal controls for purposes of the Sarbanes-Oxley Act of 2002, including those related to information technologies. Also, a member of our audit team performs an on-site review of Republic’s internal controls at least twice a year.

     4. We have retained a third party consultant to evaluate what additional resources are needed by Republic’s accounting department might need. In their assessment the third party shall consider specific areas of expertise and levels of experience within Republic’s accounting department. We may require Republic to hire additional resources as appropriate.

     5. Republic is in the process of revamping its current whistleblower procedures in order to enable members of Republic’s accounting staff to anonymously report problems directly to our internal audit department, and once such process is finished, Republic will provide training to Republic’s accounting staff on these procedures.

     As a result of our evaluation on the effectiveness of our internal controls in Mexico for the year ended December 31, 2009 and the material weakness and deficiencies identified during that period, we conducted an analysis of functions and workloads in our finance department and we implemented the additional following changes that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting:

  We have revised access levels for all users of our main information systems at our Mexican operations to secure such information systems and control the changes to that system. We are also currently reviewing other systems that complement our main system.

  We have started implementing what we believe is an improved system for the preparation of our consolidated reports. This consolidation process is now carried out through a semi-automated system and electronic Excel sheets instead of a completely manual consolidation process through electronic Excel sheets as had been the case before.

  We have segregated functions and procedures relating to our calculation of deferred taxes by hiring an external consultant to perform this function.

  Our CFO conducted an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting in the most efficient way possible. As a result, we distributed certain time-consuming finance processes to personnel at our Mexican subsidiaries as the workload in the subsidiaries may have been reduced due to decreased operations in the subsidiaries.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that it has at least one “audit committee financial expert”, as defined in Item 16.A of Form 20-F, serving on the Audit Committee. Raul Arturo Pérez Trejo is the director whom the board of directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Pérez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. Mr. Pérez is “independent” as such term is defined in the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

     In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2010, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Adolfo Luna Luna, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

     Our Audit Committee has engaged BDO, as the independent auditors of our consolidated financial statements, as of and for the year ending December 31, 2010. The Audit Committee has also engaged BDO USA, LLP to audit the consolidated financial statements of SimRep C and subsidiaries located in the United States. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continue to be audited by Moore Stephens.

     Audit Fees. We paid fees to BDO per our annual consolidated financial statements for 2010, included in our annual report on Form 20-F in the amount of Ps. 9.6 million and Ps. 2.7 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates. We paid fees in the amount of Ps. 22.8 million to Ernst & Young, our independent auditors for 2009 for the audit of our annual consolidated financial statements of 2009.

     Audit Related Fees. We paid fees to Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited in the amount of Ps. 0.85 million in 2010, for consulting services relating to the implementation of IFRS.

     Tax Fees. We paid fees to Ernst & Young in the amount of Ps. 0.2 million, in 2009, associated with tax compliance and tax consultation. In 2010, we did not incurred in any expenses associated with tax compliance.

     Other Fees. We paid no fees in 2009 and 2010 other than those set forth above to BDO, Moore Stephens or Ernst & Young.

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

     The Audit Committee approved all of the services incurred in 2009 and 2010, described as “Audit Fees,” “Tax Fees”, “Audit Related Fees” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     None.

Item 16F. Change in Registrant’s Certifying Accountant.

     In December, 2010, we dismissed our independent registered public accounting firm, Mancera S.C., a member practice of Ernst & Young Global (“Ernst & Young”) and appointed Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”). Upon the recommendation of our Audit Committee, and as ratified and approved by our board of directors, BDO was engaged as our independent registered public accounting firm for the year ended December 31, 2010. Ernst & Young had been engaged to audit our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. We decided to dismiss Ernst & Young both in order to rotate our independent registered public accounting firm after five years and as part of our continued implementation of certain reductions in our costs and expenditures.

     The audit reports of Ernst & Young for our consolidated financial statements as of and for the years ended December 31, 2008 and 2009 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, the audit report of Ernst & Young on our internal controls over financial reporting as of December 31, 2009 concluded that we did not maintain effective control over financial reporting.

     During 2009 and 2010, and until the date of their dismissal, there were no “disagreements”, as that term is defined in Item 16.F(a)(1)(iv) of Form 20-F and the related instructions to Item 16.F of Form 20-F, with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements.

     In connection with their audit of our internal control over financial reporting the preparation of our financial statements as of and for the year ended December 31, 2009, Ernst & Young identified the material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) described below in our internal controls over financial reporting, which constituted a “reportable event”, as that term is defined in Item 16.F(a)(1)(v) of Form 20-F.

(1)	Lack of appropriate accounting resources during 2009 at the corporate office that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the deferred income tax process, the U.S. GAAP reconciliation process, the impairment determination process and the conversion of foreign subsidiaries process. This material weakness resulted in some accounting errors during 2009. The total accounting errors adjusted for this matter were considered material to our consolidated financial statements.

(2)	Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information.

(3)	Ineffective key controls in the revenue recognition process regarding the period of revenue recognition of the Mexican operations.

(4)	Management override of controls during 2009 at SimRep by their CEO that resulted in some accounting errors that inappropriately increased income. The total accounting errors adjusted for this matter were considered material to our consolidated financial statements.

(5)	Lack of appropriate accounting resources during 2009 at SimRep that affected their adherence to its written policies with regard to accounting for its working capital and fixed assets accounts. This material weakness resulted in some accounting errors during the year 2009. The total accounting errors adjusted for this matter were considered material to our consolidated financial statements.

Item 16G. Corporate Governance.

     Our following corporate governance practices differ from the New York Stock Exchange standards in the following ways:

     Board of Directors Composition, Nomination and Board Meetings. Pursuant to the Mexican Securities Market Law, our board of directors must be composed of a maximum of 21 members, of which at least 25% must be independent. The board of directors is elected by the shareholders at the annual meeting, for a one year term with the option to be reelected, as determined by the shareholders. One alternate director may be appointed for each director, provided that independent alternates are appointed for the independent directors. In accordance with Mexican law, our shareholders determine directors’ independence during the annual shareholders meeting, but this independence determination may be challenged by the CNBV. Our board of directors meets at least quarterly and resolutions are binding if adopted by a majority of the directors present at a meeting.

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

     Audit Committee and Auditors. Our Audit Committee is governed by: (i) our by-laws and (ii) Mexican law. Our Audit Committee is made up of at least three independent directors, appointed by the board of directors. Our shareholders appoint and/or remove the chairman of the Audit Committee at the annual shareholders meeting. In accordance with Mexican law, the Audit Committee must provide an opinion regarding any transaction with a related party, outside of the ordinary course of business. Such transactions must also be approved by the board of directors.

     Under Mexican law, we must be audited by an independent public accountant that has received a “quality control review,” as defined by the general rules issued by the CNBV. These general rules require accounting firms rendering external audit services, to fulfill higher independence standards, as well as issuing and following quality control internal policies and manuals in accordance with the rules issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, A.C.).

     Quorum Requirements and Shareholders’ Approval. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our by-laws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting.

     Code of Conduct and Ethics. In compliance with Mexican law, we have a code conduct and ethics for our directors or executive officers. Also, our directors’ and executive officers’ conduct is subject to the applicable provisions of the Mexican Securities Market Law and the regulations issued by the CNBV.

PART III.

Item 17. Financial Statements

     See "Item 18—Financial Statements."

Item 18. Financial Statements

     See our Consolidated Financial Statements beginning at page F-1.

Item 19. Exhibits

     Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.**

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Former Accountant’s Letter pursuant to Item 16F of Form 20F.

*	Previously filed with the SEC as an exhibit and incorporated by reference from our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference from our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón

Luis García Limón
Chief Executive Officer

By:	/s/ Adolfo Luna Luna

Adolfo Luna Luna
Chief Financial Officer

Dated: July 12, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) (subsidiary of Industrias CH, S.A.B. de C.V.) as of December 31, 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit. We did not audit the combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, acquired by the Company on May 31, 2008, which total combined assets represent approximately 15% of the total consolidated assets as of December 31, 2010 and its net combined sales for the year then ended represented approximately a 18% of the total net consolidated sales. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, is based solely on the report of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2010, and the consolidated results of their operations, the changes in stockholders’ equity and cash flows for the year then ended, in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the consolidated financial statements).

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporacion Aceros DM, S.A. de C.V. and its subsidiaries and affiliates. The effectiveness of Corporacion Aceros DM, S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporacion Aceros DM, S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting, is based solely on the report of the other auditors. Our report dated July 12, 2011 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Compañia, S.C.

/s/ Carlos Rivas Ramos
C.P.C. Carlos Rivas Ramos
Guadalajara, Jalisco, Mexico
July 12, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flow for each of the two years ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and affiliates, wholly-owned subsidiaries acquired on May 31, 2008, which statements reflect total combined assets of Ps. 3,844,696 (thousand) as of December 31, 2009, and total combined revenues of Ps. 3,724,960 (thousand) and Ps. 2,871,090 (thousand), for the year ended December 31, 2009 and the period ended December 31, 2008, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries at December 31, 2009 and the consolidated results of their operations and their cash flows for each of the two years ended December 31, 2009 in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the consolidated financial statements).

As disclosed in Note 10, during 2009, the Company adopted MFRS C-8, Intangible Assets. The application of this standard was prospective in nature.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Alejandro Ceceña

C.P.C. Alejandro Ceceña

Guadalajara, Jalisco, México
September 17, 2010

Corporación Aceros D.M., S.A. de C.V. and Affiliates
1: Audit Report on the Combined Financial Statements for the years ended as of December 31, 2010, 2009

We have audited the accompanying Combined Balance Sheet of Corporacion Aceros D.M., S. A. de C.V. and affiliates as of December 31, 2010 and 2009, and the seven months period from June 1st. to December 31, 2008, as well as the related Combined Income Statements, Statements of Changes in Stockholders’ Equity and Cash Flow Statements, for the years then ended. These financial statements are responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the combined financial position of Corporacion Aceros D.M., S. A. de C.V. and affiliates, as of December 31, 2010 and 2009, and the seven months period from June 1st to December 31, 2008, as well as the results of the operations, the Changes in Stockholder’s Equity and the Cash Flows for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles. (See Note 16 to the consilidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Corporacion Aceros D.M., S.A. de C.V. and affiliates internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2011, expressed a favorable opinion on the effectiveness of internal control over financial reporting.

San Luis Potosi, S.L.P., July 12, 2011

/s/ Marcelo de los Santos Anaya
Marcelo de los Santos Anaya, C.P.A.
Professional Identity Card 1649173
A.G.A.F.F. Register 10374

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(In thousands of Mexican pesos)

	2010		2009

Assets
Current assets:
Cash and cash equivalents (Note 4-c)	Ps.	3,384,917	Ps.	1,948,900

Accounts receivable:
Trade		2,702,587		2,427,801
Related parties (Note 6)		126,145		63,248
Recoverable taxes (Note 7)		677,982		1,513,879
Other receivables		53,358		46,527

		3,560,072		4,051,455
Less: allowance for doubtful accounts		237,379		365,646

Total accounts receivable, net		3,322,693		3,685,809

Inventories, net (Note 8)		5,156,570		6,618,742

Prepaid expenses		96,220		108,887

Total current assets	11,960,400		12,362,338

Non-current inventories (Note 4-f)		1,605,968		141,497
Property, plant and equipment, net (Note 9)		9,453,237		9,794,942
Intangible and other non current assets, net (Note 10)		4,101,141		4,468,951

Total assets	Ps.	27,120,746	Ps.	26,767,728

Liabilities and stockholders’ equity
Current liabilities:

Short-term debt (Note 11)	Ps.	3,732	Ps.	3,944
Accounts payable		2,162,801	1,896,825
Related parties (Note 6)		629,676		784,973
Derivative financial instruments (Note 12)		79,708		216,753
Taxes payable		434,220		334,278
Other Liabilities and accrued expenses		588,469		715,535

Total current liabilities		3,898,606		3,952,308

Long-term liabilities:
Employee benefits (Note 13)		45,333		33,140
Deferred income taxes (Note 17)		2,668,054		2,737,770
Other long-term liabilities (Note 19)		51,003		62,616

Total long-term liabilities		2,764,390		2,833,526

Total liabilities		6,662,996		6,785,834

Contingencies and commitments (Note 19)

Stockholders’ equity (Note 15):
Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		9,979,248		9,075,705
Translation effect in foreign subsidiaries, net		406,513		515,658
Fair value of derivative financial instruments		(63,349)		(151,727)

Total controlling interest	18,673,312		17,790,536
Non-controlling interest (Note 16)		1,784,438		2,191,358

Total stockholders’ equity	20,457,750		19,981,894

Total liabilities and stockholders’ equity	Ps.	27,120,746	Ps.	26,767,728

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, except share and earnings per share figures)

	2010	2009	2008

Net sales	Ps. 24,576,436	Ps. 19,231,529	Ps. 35,185,220
Direct cost of sales (Note 22)	20,529,666	17,240,230	28,751,142

Gross margin	4,046,770	1,991,299	6,434,078
Indirect overhead, selling, general and
administrative expenses (Note 22)	2,961,944	2,777,506	3,318,849

Operating income (loss)	1,084,826	(786,207)	3,115,229

Other (expenses) income, net (Note 3)	(186,078)	29,991	(3,916)

Impairment of intangible assets (Note 10)		(2,368,000)

Comprehensive financing cost:
Interest expense, net	(257)	(17,869)	78,522
Foreign exchange loss, net (Note 4-b)	(207,240)	(78,429)	(253,183)

Comprehensive financial result, net	(207,497)	(96,298)	(174,661)

Income (loss) before income taxes	691,251	(3,220,514)	2,936,652

Income taxes (Note 17):
Current	159,107	(641,742)	743,255
Deferred	(72,793)	(1,403,660)	293,048

Total income taxes	86,314	(2,045,402)	1,036,303

Net income (loss)	Ps. 604,937	Ps. (1,175,112)	Ps. 1,900,349

Allocation of net income (loss)

Non-controlling interest (Note 16)	Ps. (298,606)	Ps. (852,174)	Ps. 104,212
Controlling interest	903,543	(322,938)	1,796,137

	Ps. 604,937	Ps. (1,175,112)	Ps. 1,900,349

Controlling earnings per share:
Weighted average shares outstanding (Note 15)	497,709,214	497,709,214	484,903,795

Income (loss) per share (controlling interest) (pesos) (Note 4-v)	1.82	(0.65)	3.70

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2010, 2009 and 2008
(In thousands of Mexican pesos)

	Capital stock		Additional paid-in capital		Retained earnings		Cumulative deferred income taxes		Deficit / Surplus on restatement of stockholders’ equity		Translation effect in foreign subsidiaries

Balance at December 31, 2007	Ps.	4,030,427	Ps.	3,151,317	Ps.	8,550,179	Ps.	(970,513)	Ps.	132,155	Ps. (31,710)

Increase in capital stock (Note 15)	112,269			1,056,887		-		-		-	-
Investment in PAV Republic – ICH		-		-		-		-		-	-
Comprehensive income:
Net income for the year		-		-		1,796,137		-		-	-
Translation effect in foreign subsidiaries		-		-		-		-		-	626,875
Effect of market value of swaps net of deferred taxes		-		-		-		-		-	-
Effect of adoption of the new MFRS B-10		-		-		132,155		-		(132,155)	-
Effect of adoption of the new MFRS D-4		-		-		(970,513)	970,513			-	-

Balance at December 31, 2008	4,142,696			4,208,204		9,507,958		-		-	595,165

Comprehensive income:
Net loss for the year		-		-		(322,938)		-		-	-
Translation effect in foreign subsidiaries		-		-		-		-		-	(79,507)
Effect of market value of swaps net of deferred taxes		-		-		-		-		-
Effect of the adoption of the new MFRS C-8 (Note 10)		-		-		(109,315)		-		-	-

Balances at December 31, 2009	4,142,696			4,208,204		9,075,705		-		-	515,658

Comprehensive income:
Net income for the year		-		-		903,543		-		-	-
Translation effect in foreign subsidiaries		-		-		-		-		-	(109,145)
Effect of market value of swaps net of deferred taxes		-		-		-		-		-	-

Balances at December 31, 2010	Ps.	4,142,696	Ps.	4,208,204	Ps.	9,979,248	Ps.	-	Ps.	-	Ps. 406,513

	Fair value of derivative financial instruments		Total controlling interest	Non-controlling interest	Total stockholders’ equity	Comprehensive income

Balance at December 31, 2007	Ps.	-	Ps. 14,861,855	Ps. 2,390,179	Ps. 17,252,034

Increase in capital stock (Note 15)		-	1,169,156	-	1,169,156
Investment in PAV Republic – ICH		-	-	9,794	9,794
Comprehensive income:
Net income for the year		-	1,796,137	104,212	1,900,349	Ps. 1,900,349
Translation effect in foreign subsidiaries		-	626,875	618,157	1,245,032	1,245,032
Effect of market value of swaps net of deferred taxes		(270,868)	(270,868)	-	(270,868)	(270,868)
Effect of adoption of the new MFRS B-10		-	-	-	-
Effect of adoption of the new MFRS D-4

						Ps. 2,874,513

Balance at December 31, 2008	(270,868)		18,183,155	3,122,342	21,305,497

Comprehensive income:
Net income for the year		-	(322,938)	(852,174)	(1,175,112)	Ps. (1,175,112)
Translation effect in foreign subsidiaries		-	(79,507)	(78,810)	(158,317)	(158,317)
Effect of market value of swaps net of deferred taxes		119,141	119,141	-	119,141	119,141
Effect of the adoption of the new MFRS C-8 (Note 10)		-	(109,315)	-	(109,315)	-

						Ps. (1,214,288)

Balances at December 31, 2009	(151,727)		17,790,536	2,191,358	19,981,894

Comprehensive income:
Net income for the year		-	903,543	(298,606)	604,937	Ps. 604,937
Translation effect in foreign subsidiaries		-	(109,145)	(107,800)	(216,945)	(216,945)
Effect of market value of swaps net of deferred taxes		88,378	88,378	(514)	87,864	87,864

						Ps. 475,856

Balance at December 31, 2010	Ps.	(63,349)	Ps. 18,673,312	Ps. 1,784,438	Ps. 20,457,750

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statement of Cash Flow

Years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2010		2009		2008

Operating activities:
Income before income taxes	Ps	691,251	Ps.	(3,220,514)	Ps.	2,936,652
Charges (credits) to results not requiring cash:

Depreciation and amortization		1,098,208		1,047,882		895,306
Impairment of intangible assets		-		2,368,000		-
Seniority premiums and termination benefits		12,193		35,708		27,016
Foreign exchange loss		-		-		21,900
Cancellation of other assets (Note 3)		117,457		-		-
Provision for uncollectible accounts		(115,036)		129,865		77,168
Accrued interest		1,858		17,680		(78,522)

		1,805,931		378,621		3,879,520

(Increase) decrease in trade receivable, net		(336,840)		630,548		290,082
(Increase) decrease in related parties receivables		(62,897)		48,764		(49,644)
Increase (decrease) in inventories, net		(86,034)		2,037,628		(2,030,274)
Decrease (increase) in other accounts receivable and
other assets		330,641		79,464		(202,276)
Increase (decrease) in accounts payable		331,836		(1,338,235)		541,938
Increase (decrease) in related parties payable		102,993		(98,413)		17,840
Taxes and other accounts payable		(182,379)		(361,591)		93,916
Income tax recovery (paid)		323,374		(217,285)		(695,852)

Resources provided by operating activities		2,226,625		1,159,501		1,845,250

Investing activities:
Investing in shares		(187,433)		-		(8,450,796)
Acquisition of property, plant and equipment		(496,361)		(263,207)		(479,804)
Increase in other noncurrent assets		(8,794)		818		(210,035)
Interest income collected						135,810
Proceeds from sale of machinery and equipment				6,114		4,769

Resources used in investing activities		(692,588)		(256,275)		(9,000,056)

Financing activities:
Financial debt		-		-		1,334,129
Financial debt repayment		(8,656)		(8,800)		(1,325,329)
Loans received from related parties		323,720		1,189,850		232,943
Increase in capital stock		-		-		112,269
Additional paid-in capital		-		-		1,056,887
Related parties payable repayment		(442,688)		(709,219)		(36,138)
Interest collected (paid)		1,204		(2,494)		(40,607)

Resources (used in ) provided by financing activities		(126,420)		469,337		1,334,154

Net increase (decrease) in cash and cash equivalents		1,407,617		1,372,563		(5,820,652)
Translation differences in cash and cash equivalents		28,400		(404)		1,238
Cash and cash equivalents at beginning of year		1,948,900		576,741		6,396,155

Cash and cash equivalents at end of year	Ps.	3,384,917	Ps.	1,948,900	Ps	576,741

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos, except where other currency is indicated)

1.

Compliance with Mexican Financial Reporting Standards

The accompanying consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards (hereinafter referred as “MFRS” or “Mexican Accounting Bulletin”), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Información Financiera, A.C. (CINIF).

2.

Activity of the Company

The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH).

3.

Basis of consolidation and significant transactions

The consolidated financial statements include the assets, liabilities, and results of Grupo Simec, S.A.B. de C. V., and its subsidiaries, each of which is more than 50% owned by the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2010 and 2009 the subsidiaries of Grupo, Simec, S. A. B. de C. V. included in the consolidation are as follows.

	Percentage of equity owned

Subsidiaries established in Mexico:	2010	2009

Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Norte de Matamoros S.A. de C.V.	100.00%	100.00%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
Comercializadora Simec, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	99.95%
Siderúrgica de Baja California, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Comercializadora MSAN, S.A. de C.V.	100.00%	100.00%
Simec International 2, S.A. de C.V.	99.99%	99.95%
Simec International 3, S.A. de C.V. (a)	99.99%	99.95%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (1)	100.00%	100.00%
Simec International 4, S.A. de C.V. (1) (a)	99.99%	99.95%
Simec International 5, S.A. de C.V. (1) (a)	99.99%	99.95%
Acero Transportes San, S. A. de C. V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (a)	100.00%	100.00%
Corporación ASL, S. A. de C. V. (2)	99.99%
Simec International 6, S. A. de C. V. (2)	100.00%	-
Simec International 7, S. A. de C. V. (2)	99.99%	-

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) *	50.22%	50.22%
Pacific Steel, Inc. *	100.00%	100.00%
Pacific Steel Projects, Inc. * (a)	100.00%	100.00%
Simec Steel, Inc. * (a)	100.00%	100.00%
Simec USA, Corp. *`(a)	100.00%	100.00%
Undershaft Investments, NV. **	100.00%	100.00%

(1)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as”Grupo San”.
(2)	Entities established in 2010.
(3)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.
(a)	U.S. entities established in 2009.
*	Companies established in the United States of America, except for one facility that is established in Canada.
**	Subsidiary established in Netherlands Antilles.

Significant Transactions

On May 31, 2010 in the Extraordinary Shareholders Meeting of Arrendadora Simec, S.A. de C.V., it was authorized to split certain assets, liabilities and equity to a newly formed entity, Corporacion ASL, S.A. de C.V. This new Company assumed the operation of Arrendadora Simec, S.A. de C.V.

On June 28, 2010, the Company formed Simec International 6, S.A. de C.V. The activity of this new Company is the production of steel which began operations in November of 2010.

On June 30, 2010, in the Extraordinary Shareholders Meeting of Simec International, S.A. de C.V., it was authorized to split certain assets and equity, to a newly formed entity, Simec International 7, S.A. de C.V. The asset transferred was the investment in the shares of Corporacion Aceros DM, S.A. de C.V.

On November 2, 2010, the Company acquired 100% of the shares of Lipa Capital, LLC. (Lipa Capital) from Sbq Partners, LLC., owner of the intellectual property of interest to the Company. The total cost of this acquisition was of Ps. 187,433 (US$ 15.2 million) and the equity was Ps. 69, 976. This acquisition resulted in the recording of an intangible asset of Ps. 117,457 relating to a patent of the acquired entity. This intangible asset was subsequently written off and expensed in the consolidated income statement for the year ended December 31, 2010 because the Company ultimately concluded that such patent would not be generating additional cash flows. This amount is part of other expenses included in the consolidated income. The Company transferred Lipa Capital’s jurisdiction from the United States of America to the United Mexican States on December 7, 2010 and merged it with Simec International 6, S.A. de C.V., on December 9, 2010.

On February 5, 2009 the extraordinary Shareholders Meeting of Simec International 2 S.A. de C.V., authorized the split-up of its assets, liabilities and stockholders’ equity, transferring this social patrimony to the companies that were constituted consequently, Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V. From that date Simec International 2, S.A. de C.V., only remained with the operation of the plants of Guadalajara and Mexicali; Simec International 3, S.A. de C.V. became the operator of the plants of Tlaxcala and Puebla; Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V. assumed the operation of the plants of Potosí San Luis.

In 2009, as part of the corporate restructuring of the Group, two societies constituted themselves more, which were focused on the commercialization of products made by the plants of Mexico. These companies are Simec Acero, S.A. de C.V., which is in charge of the domestic sales in Mexico and Simec USA Co., which is in charge of all the export sales.

Also, on May 12, 2009, a new company, Pacific Steel Projects, Inc., located in the State of California USA was constituted, to carry out the administration, development and beginning of any new investments projects of the industrial plants of Mexico.

On August 10, 2009, the extraordinary Shareholders Meeting of Simec International, S.A. de C.V, decided to split-up certain assets, liabilities and equity of Simec International, S.A. de C.V., to four entities, Siminsa A, S.A. de C.V., Siminsa B, S.A. de C.V., Siminsa C, S.A. de C.V., and Siminsa D, S.A. de C.V., without extinguishing Simec International, S.A. de C.V These entities merged on October 29, 2009, and once the legal structuring was finalized, and agreement was reached authorizing at each one of the respective Shareholders Meetings as follows:

Siminsa A, S.A. de C.V. merger with Simec International 2, S.A. de C.V. Siminsa B, S.A. de C.V. merger with Simec International 3, S.A. de C.V. Siminsa C, S.A. de C.V. merger with Simec International 4, S.A. de C.V. Siminsa D, S.A. de C.V. merger with Simec International 5, S.A. de C.V.

On November 10, 2009, at the Extraordinary Stockholders’ Meetings of Simec International 2, S.A. de C.V, Simec International 3, S.A. de C.V, Simec International 4, S.A. de C.V, and Simec International 5, S.A. de C.V., the Company decided to transfer certain accounts receivable, liabilities and stockholders’ equity to a new entity located in the State of California, USA named Simec Steel Inc. The main activity of this subsidiary is to finance the operation of Grupo Simec and the acquisition of new long-term investments.

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

The fair value of the net assets acquired amounted Ps. 4,564 million and the acquisition cost was Ps. 8,730 million, giving rise to a goodwill of Ps. 4,166 million. The factors that led to the recognition of goodwill are mainly the synergies expected with the incorporation of Grupo San to the Company, as well as other non-separable intangibles. The fair value of the net assets acquired is as follows:

Current assets	Ps.	1,455,815
Property, plant and equipment		2,052,368
Intangible assets and deferred charges		7,189,160
Other assets		56,269

Total Assets	Ps.	10,753,612

Current liabilities		589,808
Deferred taxes		1,426,436
Other long-term liabilities		7,047

Total liabilities		2,023,291

Net assets acquired	Ps.	8,730,321

As of December 31, 2009 the Company recognized an impairment loss of $2,368 million on some of the intangibles obtained in the Grupo San acquisition.

4.	Summary of significant accounting policies.

	a.	Recognition of the effects of inflation on the financial information

On January 1, 2008 MFRS B-10, “Effects of inflation”, became effective. The pronouncement establishes, among other changes, the recognition of the effects of inflation through the application of the comprehensive method only in inflationary environments (inflation equal or higher than 26%, accumulated in the last three annual periods), the elimination of the possibility to use replacement values to restate inventories, and the reclassification of the realized result from holding non-monetary assets and the result from accumulated monetary position to retained earnings.

Since the accumulated inflation in the previous three years of the financial statements attached hereto was lower than 26%, the economic environment has been qualified as non-inflationary. Therefore, the financial statements for years 2010, 2009 and 2008 attached hereto are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007. Accumulated inflation in the last three years prior to 2010, 2009 and 2008 amounted to 14.5%, 15.0% and 11.6%, respectively.

The application of Bulletin B-10 “Recognition of Inflation Effects in Financial Information” was effective until December 31, 2007, therefore the amounts of capital stock, additional paid in capital and retained earnings were restated in Mexican pesos with purchasing power at December 31, 2007, applying factors derived from the Mexican National Consumer Price Index (NCPI).

	b.	Foreign currency translation

Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the consolidated statements of income, as part of the comprehensive financing cost. In note 5 shows the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 “Conversion of foreign currencies”. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Simec USACorp., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

		1)	The exchange rates at the balance sheet date to all assets and liabilities.
		2)	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

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

  Monetary assets and liabilities by applying the exchange rates at the balance sheet date.

  Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate,

  Revenues, costs and expenses at the historical exchange rate. The effect of assets and liabilities non-monetary in the income of the year, such depreciation and cost of sales, are translate at historical exchange rate corresponding to the balance sheet date.

Translation differences were carried directly to the income statement as part of the comprehensive financing cost under the caption foreign exchange loss, net, and the amount in 2010 was a charge of Ps. 106,768.

c.

Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value. At December 31, 2010 and 2009, the amount of those investments amounted to Ps. 2,615,518 and Ps. 839,888, respectively.

d.

Derivative financial instruments

During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices, and this commodity its used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through statements of income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item of the derivative hedges is recognized in income, net of the corresponding deferred income taxes. See note 12.

e.

Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is determined by considering the balances of clients with more than a year old, those in litigation and or specific recovery problems. Actual results may differ materially from these estimates in the future.

f.

Inventories and cost of sales

Beginning January 1, 2008, the Company ceased to recognize the inflation effects in inventories according with the MFRS B-10. Inventories are recorded at the acquisition cost and production, which cost do not exceed the market value. The method of valuation used is the average cost under the direct costing system. In direct cost method, the indirect expense of production doesn’t form part of the cost of production, and are recognized like operation expenses, because it is considering that such costs are not affected by the volume of production.

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

At December 31, 2010, the Company has inventory of raw materials (coke) which due to low production at the Republic plant (Lorain) has not been used in the past 2 years. Accordingly, it is classified as in long-term inventory. The amount at this date, included in long-term inventories, totaled Ps.1,450,352. In addition, the Company has recorded a provision to lower of cost or market of this inventory of Ps. 671,287 at December of 2010. At December 31, 2009, the inventory of coke included in current assets amounted to $ 1,619,268 and it reflected a provision for lower of cost or market of Ps.709,400.

g.

Reserve for slow-moving inventory

The Company follows the practice of providing a reserve for slow-moving inventory, considering the totally of products and raw materials with a turnover above one year.

h.

Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Fixed assets acquired in 2007 and prior years include a restatement determined by applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost, except machinery and equipment of foreign origin which was updated using the inflation rates in the country of origin and changes in exchange rates in relation to Mexican peso.

Beginning January 1, 2008, the Company ceased to recognize the effects of inflation in property, plant and equipment according with the MFRS B-10.

Depreciation of property, plant and equipment is computed using the straight-line method based on the estimated remaining useful lives of the related assets by the Company. The mentioned restatement is charged to results of operations as the related asset is depreciated or disposed.

The estimated useful lives of the Company’s main assets are the following:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

i.

Comprehensive Financing Cost (CFC)

In the case of assets who require a substantial period of time for its use, comprehensive cost is capitalized on financing incurred during the period of construction and installation of property, plant and equipment during the construction process. The amount of capitalized financing costs resulting from the application of the weighted average capitalization rate of financing to the weighted average of investment in qualifying assets over the period of acquisition. In the case of foreign currency financing the comprehensive financing cost includes in addition the corresponding exchange gains and losses, net of valuation effects of hedging instruments associated with such loans. The comprehensive financing cost includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position. Until December 31, 2007, such costs were restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets.

j.

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

k.

Intangible assets, goodwill and deferred charges

Intangible assets, goodwill and deferred charges are recorded at acquisition cost. Those acquired in 2007 and prior years include a restatement determined by applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. Intangibles assets that have definited life are amortized based on their estimated useful lifes through the straight-line method by the Company. (see note 10). The restatement referred above is charged to expense as the asset is amortized or disposed. Intangible assets indefinite life and goodwill (generated in the acquisition of Grupo San) are not subject to amortization.

Impairment tests are made on an annual basis on intangible assets with indefinite lives, including goodwill, as well as on those intangibles with finite lifes whose amortization period exceeds 20 years from the date on which it was available.

l.

Impairment of long-live assets and their disposal

The Company and its subsidiaries review the book value of their long-lived assets, including the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”. To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above. When there is an intention of selling assets, these must be presented in the financial statements at lower of historical (or restated value as of December 31, 2007 if the asset was acquired in prior years) or fair value.

m.

Environmental Costs

The Company established a liability for an amount considered appropriate to cover costs of environmental remediation that are probable of being incurred in the future. The amount was determined based on information currently available, current technology, applicable environmental laws and regulations, and also the effects of inflation and other social and economic factors that could have an effect, in accordance with accounting Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”of MFRS.

n.

Use of estimates

The preparation of consolidated financial statements according with the MFRS requires management to make reasonable estimates that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reported that arise during the year. Actual results could differ from these estimates.

The Company has made accounting estimates with respect to the valuations for accounts receivable, inventories, long- term assets and useful lives, valuation of derivatives, deferred tax assets and liabilities and environmental obligations and others.

o.

Accruals and contingencies

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a transfer of assets or the rendering of services will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

When the effect of the value of money through the time is significant, the amount of the provision is the present value of the disbursements are expected to be required to settle the obligation.

The discount rate used is before tax and reflects market conditions at the balance sheet date and in its appropriate, the risks specific from the liability. In such cases, increase in the provision recognized as an interest expense.

Accruals are recognized only when a cash disbursement to settle the contingent obligation is probable.

p.

Employee benefits

Beginning January 1, 2008, the Company adopted the MFRS D-3, Employee Benefits, which replaced the Bulletin D-3, Labor Obligations. As a result of the adoption of the MFRS D-3, the transition liabilities from labor obligations are being amortized over a period of five years, while as of December 31, 2007 the transitional liabilities were amortized in a straight line over the remaining work life of our covered employees. The adoption of this standard did not represent a significant change in the financial statements of the Company.

The subsidiaries of the Company who have employees recognize the criteria established in MFRS D-3 “Employee benefits”. This MFRS establishes three types of benefits to employees: direct short and long-term benefits, at the end of the labor relation and upon retirement.

The liabilities due to employee benefits granted by the entity are determined as follows:

  The liabilities for direct short-term benefits are recognized as incurred, based on the current salaries, expressed at their nominal value. As of December 31, 2010 and 2009 there are no direct long-term benefits.

  The liabilities due to termination benefits of the labor relation before reaching retirement age are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet, using for said purpose certain assumptions and hypotheses determined by independent actuaries. The remunerations included in the determination of these liabilities correspond to severance indemnities and seniority premium attributable to death, disability, severance and voluntary retired before retirement date, all of these determined in accordance with the applicable labor laws. Actuarial gains and losses are immediately recognized in the results for the year. Transition liabilities and the changes to the plan pending amortization as of December 31, 2007 are amortized through the straight-line method in five years.

  The liabilities due to post-employment benefits are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet. The remunerations included in the determination of these liabilities correspond to seniority premium for retirement. See Note 13.

  Actuarial gains and losses, as well as the changes to the plan pending to be amortized are amortized on the basis of the remaining average work life of the workers that are expected to receive the benefits. Transition liabilities as of December 31, 2007 are amortized through the straight-line method in five years.

  The liabilities due to the retirement and termination of the labor relation before reaching retirement age, as well as the related net costs are determined according to the unit credit method, based on projected salaries, using for that purpose certain assumptions and hypotheses determined by independent actuaries. See Note 13.

  The deferred employee profit sharing (EPS) is recognized on the basis of the assets and liabilities method established in MFRS D-4, “Income taxes”, which is determined on the temporary differences between accounting and tax values of the assets and liabilities of the entity, in those cases where it is likely to realize the liability or benefit that may be originated and there are no signs that this situation will change in such a way that the liabilities or benefits cannot materialize in the future. At December 31, 2010 and 2009, temporary differences are not material and consequently no provision was recorded.

q.

Comprehensive income

The amount of the comprehensive income or loss is shown in a single line within the statement of changes in stockholders’ equity, which is the result of the total operation of the company in the year and it is represented by the net profit or loss for the year, plus the effects of the translation of foreign entities and the changes in the fair value of derivative financial instruments, according with the MFRS applied directly in stockholders equity, as well as the effect of minority interest.

r.

Income Statement

Costs and expenses showed at the statements of income are derived from primary activities of the Company and that represent its main source of revenues. Considering the practices of the industry were operates, the Company considers the best way to present its costs and expenses in the statement of income is by function. This classification shows in generic headings, the types of costs and expenses based on the contribution to the different levels of income or loss of such statements.

Operating income is presented in the consolidated income statement, considering that this disclosure give a better understanding of economic and financial performance of the entity, determined according to the Guidance to Financial Reporting Standards (ONIF-1) issued by the Council Mexican for Research and Development of Financial Reporting Standards (CINIF).

s.

Concentration risk

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings, which are located in different geographical regions. Policy of the company is designed not to limit exposure to a single financial institution. The Company uses derivative instruments as mentioned in Note 4-d and these contracts contain the risk that the counterparty does not fully comply with its obligations, which could result in a material loss.

A significant amount of our sales are related to the construction industry. In 2010, 2009 and 2008 sales related to the construction industry represented approximately 51%, 60% and 33%, respectively. Direct sales of products to automotive assemblers and manufacturers accounted for approximately 20%, 15% and 18% of our consolidated net sales in 2010, 2009 and 2008, respectively.

We sold our products in the domestic market to a large base, which is geographically diverse, consequently, there is no significant concentration in a specific customer or region. In the case of the U.S. market, our products are used primarily in automotive and industrial equipment and our sales are concentrated; for the years ended December 31, 2010, 2009 and 2008 sales to our ten largest customers in the United States accounted for approximately 38.6%, 39.2% and 54%, respectively, of our consolidate revenue in the United States, and approximately 19%, 16% and 31% of our total consolidated revenues, respectively. In 2008, United Steel Corporation, Inc. accounted for approximately 20% (and 13% of our consolidated sales) of total sales in the U.S. market. There were no sales during 2010 and 2009 to United Steel Corporation, Inc.

t.

Revenue recognition

Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

u.

Income taxes

The income taxes (Income Tax and/on Flat Rate Business Tax) recorded in the year’s results are based on criteria established in MFRS D-4 “Income Taxes”. According to that MFRS, the current tax determined on the basis of the tax provisions in force is recorded in the income for the year to which it is attributable. The deferred taxes are determined on the basis of the assets and liabilities method established in mentioned MFRS, which consists of comparing the accounting and tax values of the assets and liabilities of the entity, from which both deductible and accruable temporary differences arise. The respective tax rate is applied to all the resulting temporary differences and they are recognized as a deferred asset or liability. The deferred asset tax, is recorded only when there is a possibility for their recovery.

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

v.	Earnings (loss) per share Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

w.

Segments Information

Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes. See Note 18.

5.	Foreign Currency Position - At December 31, 2010 and 2009 financial statement include foreign currency denominated assets and liabilities were as follows:

	(Figures in thousands of dollars)

Current Assets:	2010		2009

Cash and cash equivalents	US$	239,943	US$	118,089
Accounts receivable		130,446		109,165
Other accounts receivable expenses		14,464		58,808

Total Assets	US$	384,853	US$	286,062

Current liabilities:
Suppliers	US$	152,589	US$	105,622
Related parties		48,524		56,689
Other accounts payable and accrued expenses		22,742		31,455

		223,855		193,766
Long term liabilities		4,128		4,784

Total liabilities		227,983		198,550

Net assets	US$	156,870	US$	87,512

The exchange rates used to translate U.S. currency amounts were Ps. 12.36 and Ps. 13.06 per U.S. dollar as of December 31, 2010 and 2009 respectively. As of July 1, 2011, issue date of the financial statements in Mexico, the exchange rate was Ps. 11.6294 per US dollar.

A summary of transactions carried out for the years ended December 31, 2010, 2009 and 2008, in U.S. dollars, excluding transactions of foreign subsidiaries is as follows:

	Thousands of U. S. Dollars

	2010		2009		2008

Sales	US$	207,271	US$	81,465	US$	192,618
Purchases (raw material)		36,056		4,230		42,184
Other expenses (spare parts)		11,913		11,719		4,590
Paid interest		488		2,765		1,307

The Company has foreign subsidiaries, whose combined assets and liabilities are summarized below:

	Thousands of U.S. dollars

	2010		2009

Monetary current assets	US$	294,778	US$	176,640
Inventories and prepaid expenses		384,342		362,245
Short term liabilities		(219,317)		(187,712)

Working capital		459,803		351,173

Buildings, machinery and equipment		146,561		159,113
Other assets and deferred charges		12,806		13,847
Long term liabilities		(52,172)		(45,674)

Stockholder´s equity	US$	566,998	US$	478,459

6.	Balances and transactions with related parties

Balances with related parties at December 31, 2010 and 2009 were as follows:

Accounts receivable:	2010		2009

Industrias CH, S. A. B. de C. V.	Ps.	112,952	Ps.	57,927
Cia. Laminadora Vista Hermosa, S.A. de C.V.		2,854		-
Operadora Construalco, S. A. de C. V.		321		-
Ferrovisa, S.A. de C.V.		9,755		5,273
Others		263		48

Total	Ps.	126,145	Ps.	63,248

Accounts payable:

Industrias CH, S. A. B. de C. V. (1)	Ps.	154,750	Ps.	230,400
Tuberias Procarsa, S. A. de C. V. (1)		366,615		374,329
Procarsa Tube and Pipe		13,251		91,615
Pytsa Industrial de Mexico, S. A. de C. V. (1)		62,685		63,349
Aceros y Laminados Sigosa, S.A. de C.V. (1)		19,099		25,169
Perfiles y Comerciales Sigosa, S. A. de C. V.		3,084		-
Nueva Pytsa Industrial, S.A. de C.V.		7,520		-
Pytsa Industrial, S.A. de C.V.		1,985		-
Others		687		111

Total	Ps.	629,676	Ps.	784,973

(1)	As of December 31, 2010 and 2009 the amount payable to these companies comes from loans and is denominated in US dollars at indefinite term and bear interest at 0.25%. Other accounts receivable and payable are generated by purchase and sale of finished goods as part of the Company’s normal operations, including balances of income taxes payable and recoveries applicable to certain related companies based upon the computation of separate company income taxes since income taxes are determined on a consolidated basis.

At the years ended December 31, 2010, 2009 and 2008, the significant transactions carried out with related parties are:

	2010		2009		2008

Sales	Ps.	42,927	Ps.	149,682	Ps.	371,163
Purchases		80,792		38,483		88,993
Paid interest		1,862		3,916		2,611
Administrative
services expenditures		14,284		15,071		13,346
Direct short-term
benefits		23,079		28,900		26,600

7.	Recoverable taxes

At the December 31, 2010 and 2009, the amount of recoverable taxes was as follows:

	2010		2009

Added Value Tax	Ps.	562,746	Ps.	468,652
Income Taxes		115,236		277,271
Recoverable Taxes in Republic (1)		-		767,956

	Ps.	677,982	Ps.	1,513,879

(1) In November 2009, the “Worker, Home Ownership and Business Assistance Act” was passed in the United States which included provisions to allow corporations to carryback losses from either (but not both of) 2008 or 2009 to the 3rd, 4th and 5th previous year in addition to the current provisions permitting a two-year carryback. The Company fully intends to take advantage of this tax law change for its subsidiary Republic and carryback the current year loss to the two stub periods in 2005 and 2006 to fully utilize the current year Net Operating Loss (NOL) of such subsidiary.

8.	Inventories

At December 31, 2010 and 2009 inventories are comprised of the following:

	2010	2009

Finished goods	Ps.	3,008,367	Ps.	3,394,117
Work in process		19,419		22,085
Raw materials and supplies		1,215,762		3,032,447
Materials, spare parts and rollers		392,753		397,965
Billet		268,942		238,404

		4,905,243		7,085,018
Less allowance for obsolescence		(3,808)		(3,818)
Adjustment of market price “Coke” (Note 4-f)				(709,400)

		4,901,435		6,371,800
Advance to suppliers		166,488		246,942

Materials in transit		88,647

	Ps.	5,156,570	Ps.	6,618,742

9.	Property, plant and equipment

Property, plant and equipment are comprised of the following:

	2010

	Investment			Accumulated depreciation		Net Value		2009 Net Value

Buildings	Ps.	2,985,307	Ps.	807,857	Ps.	2,177,450	Ps.	2,170,820
Machinery and equipment		13,111,558		7,274,795		5,836,763		6,305,959
Transportation equipment		106,157		44,456		61,701		62,208
Furniture, mixtures and computer		127,653		52,927		74,726		76,400
equipment

		16,330,675		8,180,035		8,150,640		8,615,387

Land		815,161				815,161		820,038
Construction-in-progress (1)		487,436				487,436		359,517

	Ps.	17,633,272	Ps.	8,180,035	Ps.	9,453,237	Ps.	9,794,942

(1)	Construction in progress corresponds primarily to improvements intended to increase the installed capacity and yield of machinery. The completion date of these projects in progress is scheduled for 2011 and the pending investment amount is Ps. 44 millions.

At December 31, 2010 and 2009, balances in building and machinery and equipment, include capitalized comprehensive financial cost as a complement to the acquisition cost of Ps. 524,298.

The depreciation expense for the years ended December 31, 2010, 2009 and 2008 amounted Ps. 731,030, Ps 682,257, Ps. 578,125 respectively

10.	Intangible and other noncurrent assets

As of December of 2010 and 2009, the item comprised as follows.

	2010

	Cost		Accrued amortization		Net value		2009 Net Value		Amortization Period

Recorded trade mark	Ps.	66,489	Ps.	-	Ps.	66,489	Ps.	70,264	*
Kobe Tech Contract		77,570		37,984		39,586		50,602	12
Customers list		40,632		11,938		28,694		33,079	20

Total Republic (1)		184,691		49,922		134,769		153,945

Customers list Grupo
San		2,205,700		633,118		1,572,582		1,817,660	9
Non compete contract
Grupo San		394,700		254,910		139,790		238,465	4
Trademark San 42 (2)		329,600		-		329,600		329,600	*
Technological
platform		8,800		4,547		4,253		6,013	5
Goodwill Grupo San (2)		1,814,160		-		1,814,160		1,814,160	*

Total Grupo San (3)		4,752,960		892,575		3,860,385		4,205,898

		4,937,651		942,497		3,995,154		4,359,843
Deferred charges (4)		41,358		23,657		17,701		12,881
Other assets (5)		88,286		-		88,286		96,227

	Ps.	5,067,295	Ps.	966,154	Ps.	4,101,141	Ps.	4,468,951

*	Intangibles assets subject to impairment.

(1)	Intangible assets from acquisition of Republic.

(2)	In the period ended at December 31, 2009, the Company recognized an impairment loss of Ps. 2,368,000, and decreased the value of the Goodwill and Trademark San in Ps. 2,352,000 and Ps. 16,000, respectively.

(3)	Intangible assets from acquisition of Grupo San.

(4)	Pursuant to the adoption of the new MFRS C-8 “intangible assets”, in 2009 the preoperative expenses for Ps. 151,826 were charged to retained earnings, net of its corresponding deferred income tax liability of Ps. 42,511. The net amount charged to retained earnings was $109,315.

(5)	Other assets are not subject to amortization and are comprised mainly of guarantee deposits.

The amortization of these assets recorded in the income statements for the years ended December 31, 2010 and 2009, were Ps. 367,178 and Ps. 365,625, respectively.

11.

Medium Term Notes and Notes Payable

Medium Term Notes

On October 22, 1997 and August 17, 1998, the Company offered to holders of medium-term notes, to exchange their bonds at par, for new bonds denominated senior subordinated notes. The new notes bonds bear semi-annual interest each at an annual rate of 10.5% interest and capital repayments were semiannual from May 15, 2000 and until November 15, 2007. At December 31, 2010, the amount of new notes not exchanged totaled US$ 302,000 dollars plus accrued interest. At December 31, 2010 and 2009 liabilities in pesos for the new notes not exchanged amounted to Ps. 3,732 and Ps. 3,944, respectively.

Revolving Credit Facility

On December 31, 2009, Republic Inc. terminated a US$. 150.0 million Senior Secured Credit Agreement (GE credit facility) with General Electric Capital Corporation (GE Capital). As this agreement was terminated on December 31, 2009, there were no outstanding borrowings at December 31, 2009. However, there were outstanding letters of credit of US$. 6.4 million still open as of December 31, 2009 creating an event of default under the GE Credit Facility. In this event of default, GE Capital withheld US$. 6.7 million of funds from Republic Inc.’s bank account during January 2010 to cover the outstanding letters of credit plus 5% cash collateral to be held as security until the letters of credit issued by GE Capital were cancelled or replaced. The reconciliation and return of these funds was accounted for during 2010 after replacement standby letters of credit were issued by the Company’s parent, Grupo Simec, through J. P. Morgan Chase. These standby letters of credit are the liabilities of the parent company, Grupo Simec, and are issued to certain large volume supply vendors to secure credit for purchases by the Company, as well as to certain insurance providers to provide required collateral for the Company’s coverages. The Company has no revolving credit facility as of December 31, 2010.

12.

Derivative financial instruments

The Company uses derivative financial instruments, primarily to offset the exposure to variability in the price of natural gas. Derivative financial instruments used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps from the Mexican operations are highly effective in mitigating the exposure to natural gas fluctuations, therefore those swaps are considered as cash flow hedges, and thus, the fair value of the swap is recorded in comprehensive income in stockholders’ equity.

In Mexico, as of December 31, 2010, the Company has contracted natural gas swaps with PEMEX Gas and Basic Petrochemicals (PGBP).

The following table shows the existing natural gas swap as of December 31, 2010:

Date of Contract	Starting Date	Ending Date	Type Swap	Price (US$.) / MMBTU / G. CAL	Quantity	Units	Fair Value

25/06/2008	01/07/2008	30/06/2011	Fixed Price	11.45	85,000.00	G.CAL.	Ps.	37,578
25/06/2008	01/07/2008	30/06/2011	Fixed Price	11.45	45,000.00	MMBTU		19,894
25/06/2008	01/01/2009	30/06/2011	Fixed Price	11.12	8,000.00	MMBTU		3,373
02/09/2008	01/01/2009	30/06/2011	Fixed Price	8.44	4,000.00	MMBTU		1,025
02/09/2008	01/07/2011	30/06/2012	Fixed Price	8.47	4,000.00	MMBTU		2,210
25/06/2008	01/01/2009	30/06/2011	Fixed Price	11.12	24,000.00	MMBTU		10,121
02/09/2008	01/01/2009	30/06/2011	Fixed Price	8.44	1,750.00	MMBTU		449
02/09/2008	01/07/2011	30/06/2012	Fixed Price	8.47	6,875.00	MMBTU		3,799
November	November
and	and
December	December	January to			200,000 to
2010	2011	April 2011	Fixed Price	4.00 to 4.41	350,0000	MMBTU		1,259

			Net Derivative Liabilities					79,708
			Net liability booked in accounts payable					12,067

							Ps.	91,775

The following table shows the existing natural gas swap as of December 31, 2009:

				Price
				(US$.) /
Date of	Starting	Ending	Type	MMBTU /			Fair
Contract	Date	Date	Swap	G. CAL.	Quantity	Units	Value

25/06/2008	01/07/2008	30/06/2011	Fixed Price	11.45	21,420.00	G.CAL.	Ps.	111,262
25/06/2008	01/07/2008	30/06/2011	Fixed Price	11.45	45,000.00	MMBTU		58,904
25/06/2008	01/01/2009	30/06/2011	Fixed Price	11.12	8,000.00	MMBTU		9,855
02/09/2008	01/01/2009	30/06/2011	Fixed Price	8.44	4,000.00	MMBTU		2,424
02/09/2008	01/07/2011	30/06/2012	Fixed Price	8.47	4,000.00	MMBTU		1,354
25/06/2008	01/01/2009	30/06/2011	Fixed Price	11.12	24,000.00	MMBTU		29,566
02/09/2008	01/01/2009	30/06/2011	Fixed Price	8.44	1,750.00	MMBTU		1,061
02/09/2008	01/07/2011	30/06/2012	Fixed Price	8.47	6,875.00	MMBTU		2,327

				Net Derivative Liabilities			Ps.	216,753

At December 31, 2010, the swaps gave rise to the recognition of a liability of Ps. 91,775 and deferred income tax asset of Ps. 27,612. The amount recorded in equity as part of comprehensive income in the year 2010 was an income of Ps. 87,864, which Ps. 88,378 were to the controlling interest. At December 31, 2009, the swaps gave rise to the recognition of a liability of Ps. 216,753 and income tax asset deferred of Ps. 65,026. The amount recorded in equity as part of comprehensive loss in the year 2009 was an income of Ps. 119,141.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31, 2010 and 2009, the Company recorded an additional increase of Ps. 298,647 and Ps. 419,200, respectively to its direct cost of sales resulting from settled transactions in January 2011 applicable to December 31, 2010.

In the case of Republic, its gas swap contracts are also used to cover changes in the cost of natural gas. The contracts are usually no longer than one year. At December 31, 2009, Republic had no active natural gas swap contracts.

13.	Employee benefits Determination of the liability for employee benefits at December 31, 2010 and 2009 is summarized below:

	Post- employment benefits		Termination benefits		2010 Total		2009 Total		2008 Total

Projected benefits obligation	Ps.	46,660	Ps.	28,665	Ps.	75,325	Ps.	77,688	Ps.	202,965
Plant Assets		-		-		-		-		(100,460)
Net transition liability pending
to be amortized		(22,093)		(4,330)		(26,423)		(37,751)		(47,050)
Prior service cost and plan
amendments		(136)		(92)		(228)		(2,616)		49
Variations in assumptions and
experience adjustments		(3,341)		-		(3,341)		(4,181)		(21,409)

Accumulated benefit obligation	Ps.	21,090	Ps.	24,243	Ps.	45,333	Ps.	33,140	Ps.	34,095

Components of net cost of benefits plan to employees are as follows:

	Post- employment benefits		Termination benefits		2010 Total		2009 Total		2008 Total

Service cost	Ps.	3,071	Ps.	3,483	Ps.	6,554	Ps.	8,098	Ps.	5,602
Financial Cost		3,824		2,138		5,962		9,609		8,517
Amortization of transition
liability		4,879		2,024		6,903		1,342		1,342
Amortization of prior service
cost and plan amendments		6		46		52		6,872		5,715
Anticipated reduction
obligations		(4,568)		-		(4,568)		-		-
Contributions to pensions										3,940
Variations amortization in
assumptions and experience
adjustments		272		3,502		3,774		9,787		1,900

Net period cost	Ps.	7,484	Ps.	11,193	Ps.	18,677	Ps.	35,708	Ps.	27,016

The most important assumptions used in determining the net period cost of the plans are:

	2010	2009	2008

Discount rate	7.5%	8.0%	8.4%
Actual rate of future salary increases	5.5%	5.0%	4.0%

14.

Other employment benefit plan

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Eighty-three percent of the Company’s production workers are covered by a collective bargaining agreement with the United Steelworkers of America (USWA). The collective bargaining agreement expires on August 15, 2012 (labor agreement). (For the Mexican operations, approximately 60% of the employees are under collective contracts. The Mexican collective contracts expire in periods greater than one year).

The labor agreement provides for a defined contribution program for retirement healthcare and pension benefits. The Company is required to make a contribution for every hour worked. The labor agreement requires a contribution, by the Company, to the retirement healthcare plan of US$3.00 dollars for every hour worked, not to be less than US$2.85 million per quarter, but not to exceed US$11.4 million per year. Contributions are made to the pension benefit plan at a rate of US$1.68 dollars per hour as defined in the labor agreement. For the years ended December 31, 2010, 2009 and 2008, the Company recorded Ps. 234,000, Ps. 251,000 and Ps.216,000, respectively, of expense related to the funding obligations of both the retirement healthcare and pension benefits (US$18.5 million dollars in each year).

Defined Contribution Plans

The Company has a defined contribution retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and the Company’s matching 401(k) contributions. For years ended December 31, 2010, 2009 and 2008, the Company recorded expense of Ps. 25,280 (US$ 2.0 million), Ps. 25,800 (US$ 1.9 million) and Ps. 31,300 (US$ 2.3 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USWA labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to Ps. 617,855 (US$50.0 million) multiplied by 2.5%, US$50.0 million (Ps. 617,855) to US$100.0 million (Ps. 1,235,710) multiplied by 3.0%, and above US$100.0 million (Ps. 1,235,306) multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2010 and 2009, there was no profit sharing earned, accrued or recorded. In 2008 were recorded US$ 4.6 million (Ps. 51,000).

In 2004, Republic Inc. adopted a profit sharing plan for salaried and nonunion hourly employees excluding a select group of managers and executives. The Company is required to contribute 3.0% of its quarterly pre-tax income, as defined in the plan, in excess of Ps.154,463(US$ 12.5 million). For the years ended December 31, 2010 and 2009, there was no profit sharing earned, accrued or recorded. In 2008 Republic recorded expense of Ps. 26,000.

Incentive Compensation Plans

Effective January 1, 2008, Republic Inc. adopted a Key Manager Incentive Plan and Operations and Maintenance Incentive Plan. Additionally, effective April 1, 2008, the Company adopted a Commercial Sales Incentive Plan and a Production Planning Incentive Plan, The plans were based on attaining certain Business Plan and other performance targets for the financial calendar year. The objectives are measured on a quarterly basis. Individuals designated as participants in these plans are excluded from the profit sharing plan. For the years ended December 31, 2010 and 2009, there were no incentives earned under these plans as the target thresholds for respective years were no achieved For the year ended December 31, 2008, Republic recorded Ps. 26,000.

Employees Profit Sharing (EPS) is computed in similar terms to the taxable profit for income tax, excluding the annual adjustment due to inflation and the inflation effects in tax depreciation. The EPS is recorded in the Income Statement in the caption of general expenses. For the years 2010 and 2009 the EPS was as following:

	2010		2009		2008

Current	Ps.	95	Ps.	7385	Ps.	23,979
Deferred				(124)		(38)

	Ps.	95	Ps.	7,261	Ps.	23,941

As of December 31, 2010 and 2009, there is no a deferred EPS liability or asset booked due to temporary differences were not significant.

15.	Stockholder´s equity The most significant characteristics of stockholders’ equity accounts are described below:

a)

Capital stock structure

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

After this increase, as of December 31, 2010, the capital stock of Grupo Simec, S.A.B. de C.V., is represented by 497,709,214 common shares corresponding to “B” series of free circulation, without nominal value. The minimum fixed capital not subject to withdrawal is Ps. 441,786 (nominal amount).

b)

Legal Reserve

The Company’s net income is subject to the application of 5% to the legal reserve until it represents 20% of the nominal capital stock. The legal reserve is not subject to cash distribution, but may be capitalized and is included in retained earnings. At December 31, 2010, the legal reserve of the Company amounted to Ps. 484,045 (nominal pesos), representing 20% of nominal capital.

c)

Dividends and capital refunds

Retained earnings are subject to taxes if distributions are paid in cash, except when they are paid from “net tax profit account” or “CUFIN”. Also, the capital refunds that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2010, the CUFIN of Grupo Simec, S. A.B. de C.V. and its subsidiaries amounted to Ps. 3,530,552. At that date the balance of the CUCA of Grupo Simec, S. A.B. de C.V. amounted to Ps. 9,212,946.

d)

Comprehensive Income

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net (loss) income:

	2010		2009		2008

Net income (loss)	Ps.	604,937	Ps.	(1,175,112)	Ps.	1,900,349
Fair value of derivative financial
instruments		124,464		159,453		(376,206)
Deferred taxes in fair value of
derivative financial instruments		(36,600)		(40,312)		105,338
Translation effect of foreign
subsidiaries, net		(216,945)		(158,317)		1,245,032

Total comprehensive income
(loss)		475,856		(1,214,288)		2,874,513
Non-controlling interest (1)		(406,920)		(930,984)		722,369

Controlling interest	Ps.	882,776	Ps.	(283,304)	Ps.	2,152,144

(1)	The non-controlling interest is the due to the investment of Industrias CH, S.A.B. de C.V. (Holding Company) in SimRep Corporation and subsidiaries.

16.

Non-controlling interest

As mentioned in Note 3, Grupo Simec, S. A. B. de C. V., owns practically 100% of the capital stock of its subsidiaries and 50.22% of SimRep Corporation and subsidiaries. The non-controlling interest represents the equity in this subsidiary owned by minority shareholders, and is presented in the consolidated balance sheet after the controlling interest. The consolidated income statement shows the total consolidated net income or loss and controlling and non-controlling interest portions are presented after the consolidated net income or loss.

17.	Income taxes The Company is subject to income tax (IT) and the Flate Rate Business Tax (FRBT). IT is computed taking into consideration some effects of inflation for tax purposes.

Grupo Simec, S.A.B. de CV and some of its subsidiaries consolidate their taxable income with its parent company ICH. In accordance with the provisions of the Income Tax Law, ICH and each of the subsidiaries determine their taxes individually, and have the obligation to pay the minority portion of those taxes directly to the Mexican Tax Authorities. The majority income tax, for consolidation purposes, is covered by the holding company. Grupo Simec, S.A.B. de CV and its subsidiaries calculate and book its provision for taxes on a standalone basis.

FRBT was incurred at the rate of 17% in 2009 and in 2010 and subsequent years is incurred at the rate of 17.5%. The basis of the tax is determined by totaling the revenues collected, less certain deductions paid, including purchases of inventories and investments in fixed assets. The tax incurred may be decreased by certain credits related to wages and salaries, Social Security contributions, investments in fixed assets that were not deducted at the time the Law was enacted, part of the inventories, among others, as well as the income tax effectively paid in the year. On such basis, the FRBT will be paid only for the difference between the income tax and the FRBT incurred, when the latter is higher.

With the entry into force of the FRBT Act, the Act of Asset Tax (IMPAC) was revoked, establishing a new procedure for requesting a refund of recoverable asset tax paid in the previous ten years during which in no instances exceeded 10% of the asset tax paid in 2005, 2006 and 2007. Based on these changes, the Company has determined that the cumulative recoverable IMPAC as of December 31, 2010 for Ps. 99,610 will not be recovered based on the prospective analysis of its results from operations and accordingly this amount has been reserved in its entirety.

In December 2009 some amendments to the Income Tax Act were published effective January 1,2010. The most significant change is the change in the income tax rate, which for 2010, 2011 and 2012 is 30%, in 2013 the rate will be 29% and from 2014 and thereafter will return to 28%. In 2009 the rate was 28%.

Based on financial projections made for the next 4 years, and retrospectively on historical results, the Company has determined that certain subsidiaries of the Group will be subject to IT and others to FRBT. The deferred tax for the year was determined based on specific rules for each tax.

The analysis of the income tax charged (credited) to the results of 2010, 2009 and 2008 is as follows:

	2010		2009		2008

Current Income Tax Mexican
Subsidiaries	Ps.	128,176	Ps.	82,858	Ps.	509,378
Flate Rate Bussines Tax		2,898		100,212		36,112
Current Income Tax Foreign
Subsidiaries		28,033		(824,812)		197,765
Deferred income Tax Mexican
Subsidiaries		(175,050)		(1,250,496)		392,271
Deferred Flate Rate Business Tax		9,501		-		-
Deferred Income Tax Foreign
Subsidiaries		92,756		(153,164)		(99,223)

	Ps.	86,314	Ps.	(2,045,402)	Ps.	1,036,303

In 2010 and 2009, the income tax attributable to income before taxes, was different from the amount computed by applying the rate of 30% in 2010, 28% in 2009 and 2008 to income before these provisions and non-controlling interest, as a result of the items listed below:

	2010		2009		2008

Expected tax expense (benefit)	Ps.	207,375	Ps.	(901,744)	Ps.	822,262
Increase (decrease) resulting
from:
Net effect of inflation		8,826		(2,724)		(27,152)
Effect on Republic’s effective
income tax rate		16,871		(152,501)		12,849
Change in valuation allowance
of deferred tax assets (1)		478,137		(43,414)		82,734
FRBT paid in excess of income
tax		12,399		39,353		87,407
Change of valuation allowance
of NOLs from acquisitions (3)		(380,995)		(334,622)		(446,909)

Change in the additional liability
from other tax transactions (2)		-		(1,142,882)		446,909
Amortization of deferred credit		(203,845)		(163,333)
Impairment loss		35,237		663,040
Other, net (including effect of
permanent differences)		(87,691)		(6,575)		58,203

Income tax expense (benefit) tax	Ps.	86,314	Ps.	(2,045,402)	Ps.	1,036,303

Effective tax rate		12.5%		(63.5%)	35.3%

(1)	At December 31, 2010, 2009 and 2008 the total valuation allowance for deferred tax assets was Ps. 694,245, Ps. 597,103 and Ps. 1,250,129, respectively. During 2008 SimRep generated a tax credit (AMT) for Ps. 192,596 and the Company determined that part of that credit was not going to be recovered and consequently increased its valuation allowance Ps. 82,734 with respect to this asset. For the year 2009 based on the recoverability analysis made on SimRep deferred tax assets the Company decreased its valuation allowance by Ps. 43,414. To evaluate the recoverability of deferred tax assets, management considers the probability of not recovering all or a portion of it. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, management considers the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies.

(2)

The Company determines an additional deferred tax liability from transactions that result in a deferral of current income tax expense, that will result in a tax expense in the future. For the year ended December 31, 2008, the increases in this liability are related to the amortization of NOLs from acquisitions. In 2009 the additional deferred tax liability reversed mainly due to the impairment loss and the Republic losses incurred during 2009.

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

The Company has tax losses that under the Income Tax Law in force, can be amortized against taxable income generated in the next ten years. Tax losses can be updated by following certain procedures set forth in the law.

At 31 December 2010 Grupo Simec, S. A. B. de C. V. and certain subsidiaries have tax losses carry forwards as follows:

Year of Origin	Expiration	Tax Losses Carry Forward
2005	2015	Ps.	381,288
2006	2016		66,331
2007	2017		129,160
2008	2018		135,342
2009	2019		187,008
2010	2020		492,696

		Ps.	1,391,825

Below is a summary of the major temporary differences that comprise deferred tax liabilities included in the financial statement at December 31, 2010 and 2009:

	2010		2009

Deferred tax assets:
Allowance for doubtful receivables	Ps.	59,154	Ps.	118,459
Accrued expenses		160,787		141,509
Advances from customers		25,907		52,401
Tax Losses Carry forwards (NOLs) (1)		851,269		935,530
Republic tax credits (AMT)		133,481		142,039
Recoverable asset tax		99,610		99,610
EPS provision		39		2,057
Derivative financial instruments		27,612		65,026

Deferred tax assets, net		1,357,859		1,556,631

Less:
Valuation allowance for deferred tax asset		(617,067)		(138,930)
Valuation allowance for NOLs from acquisitions		(77,178)		(458,173)

Total valuation allowance		(694,245)		(597,103)

Deferred tax assets, net		663,614		959,528

Deferred tax liabilities:
Inventories		595,548		392,279
Property, plant and equipment		1,795,562		2,243,398
Intangibles assets from Grupo San acquisition		691,905		693,335
Deferred flat rate business tax		50,901		41,400
Prepaid expenses		6,133		68,340
Other		138,751		1,833

Total deferred liabilities		3,278,800		3,440,585

Deferred credit for future tax benefits from
NOLs from acquisitions		52,868		256,713

Deferred tax liabilities, net	Ps.	2,668,054	Ps.	2,737,770

(1)	At December 31, 2010 the deferred tax asset from tax loss carry forward includes Ps. 433,722 originating in state and local fiscal losses of Republic.

18.

Segments Information

The Company segments its information by region, due to the operational structure and the organization of its business. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven plants from Republic acquired on July 22, 2005. Six are located in the USA (distributed in the states of Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% of the segment’s total sales. Both segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

	Year ended December 31, 2010

	Mexico		USA		Operations between segments		Total

Net sales	Ps.	12,623,536	Ps.	11,952,900	Ps.	-	Ps.	24,576,436
Direct cost of Sales		9,465,348		11,064,318		-		20,529,666

Gross margin		3,158,188		888,582		-		4,046,770
Indirect overhead, selling
and administrative
expenses		1,670,149		1,291,795		-		2,961,944

Operating income (loss)		1,488,039		(403,213)		-		1,084,826

Other expenses, net		(124,126)		(61,952)		-		(186,078)

Financial income
(expenses), net		16,449		(16,706)		-		(257)
Exchange loss, net		(207,240)		-		-		(207,240)

Income (loss) before
income taxes		1,173,122		(481,871)		-		691,251

Income taxes (benefit)		(31,782)		118,096		-		86,314

Net income (loss)	Ps.	1,204,904	Ps.	(599,967)	Ps.	-	Ps.	604,937

Other Data	Mexico		USA		Operations between segments		Total

Total assets	Ps.	19,458,621	Ps.	7,662,125	Ps.	-	Ps.	27,120,746
Depreciation and
amortization		859,601		238,607		-		1,098,208
Additions of property,
plant and equipment, net		434,910		61,451		-		496,361

	Year ended December 31, 2009

	Mexico		USA		Operations between segments		Total

Net sales	Ps.	11,366,780	Ps.	7,864,749	Ps.	-	Ps.	19,231,529
Direct cost of sales		7,927,728		9,312,502		-		17,240,230

Gross margin		3,439,052		(1,447,753)		-		1,991,299
Indirect overhead, selling
and administrative
expenses		1,612,770		1,164,736		-		2,777,506

Operating income (loss)		1,826,282		(2,612,489)		-		(786,207)

Other income (expense),
net		70,102		(40,111)		-		29,991
Impairment of intangible
assets		(2,368,000)		-		-		(2,368,000)
Financial income
(expenses), net		21,726		(39,595)		-		(17,869)
Exchange loss, net		(78,429)		-		-		(78,429)

Loss before income taxes		(528,319)		(2,692,195)		-		(3,220,514)

Income tax (benefit)		(1.067,426)		(977,976)		-		(2,045,402)

Net income (loss)	Ps.	539,107	Ps.	(1,714,219)	Ps.	-	Ps.	(1,175,112)

Other Data	Mexico		USA		Operations between segments		Total

Total Assets	Ps.	18,186,358	Ps.	8,581,370	Ps.	-	Ps.	26,767,728
Depreciation and
amortization		783,414		264,468		-		1,047,882
Additions of property,
plant and equipment, net		176,249		86,958		-		263,207

	For the year ended on December 31st, 2008

	Mexico		USA		Operations between Segments			Total

Net Sales	Ps.	12,780,358	Ps.	22,448,283	Ps.	(43,421)	Ps.	35,185,220
Direct Cost of Sales		8,402,516		20,393,698		(45,072)		28,751,142

Gross Margin		4,377,842		2,054,585		1,651		6,434,078
Indirect overhead, selling and
administrative expenses		1,567,060		1,751,789		-		3,318,849

Operating income		2,810,782		302,796		1,651		3,115,229
Other (expense) income, net		(29,166)		25,250		-		(3,916)
Financial income (expenses), net		100,522		(22,000)		-		78,522
Exchange loss, net		(253,183)		-		-		(253,183)

Income before income tax		2,628,955		306,046		1,651		2,936,652
Income tax		937,761		98,542		-		1,036,303

Net income	Ps.	1,691,194	Ps.	207,504	Ps.	1,651	Ps.	1,900,349

Other Data	Mexico		USA		Operations between Segments		Total

Total Assets	Ps.	19,885,862	Ps.	10,928,155	Ps.		Ps.	30,814,017
Depreciation and Amortization		677,339		217,967		-		895,306
Additions of property, plant and
equipment, net		148,749		331,055		-		479,804

The Company’s net sales to foreign or regional customers during 2010, 2009 and 2008 are as follows:

	2010		2009		2008

Mexico	Ps.	10,799,739	Ps.	10,685,259	Ps	11,366,526
USA		13,078,357		7,829,024		21,622,442
Canada		470,643		502,286		598,711
Latin America		221,192		135,965		394,998
Other (Europe and Asia)		6,505		78,995		1,202,543

Total	Ps.	24,576,436	Ps.	19,231,529	Ps	35,185,220

19.	Commitments and contingencies

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

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’ Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, the department issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, the department sanctioned PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, the department filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay US$235,000 (payable in four payments of US$58,750 over the course of one year) for fines of US$ 131,250, the department’s costs of US$45,000 and an environmental project of US$58,750. All these payments were duly made by PS.

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

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the Company created an allowance for this contingency at December 31, 2002, of approximately US$1.7 million. During the year 2009 the company incurred in cleaning expenses of Ps. 6,700 that were cancelled against the allowance created by the Company for this matter. At December 31, 2010 and 2009 the allowance amounts to US$ 0.5 million (Ps. 6,179 in 2010 and 2009). The obtaining of permits for the remediation of the site from authorities cannot be warranted, nor can the corrective measures being more costly than expected be warranted.

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

Due to this situation and considering the imminent expropriation of part of the land on which Pacific Steel carries out certain operations, for the year ended December 31, 2002, Pacific Steel recorded its land at realizable value based on an appraisal prepared by independent experts. Such appraisal caused a decrease in the value of part of the land of Ps. 23,324 (Ps. 19,750 historical pesos) and a charge to results of operations of 2002 for the same amount.

(b)

The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations, therefore no liability has been recognized.

(c)	The Tax Authority have the right to review, at least, the previous five years and could determine differences in taxes due, plus its updates, surcharges and fines. Commitments

a)

Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2010 and 2009, rental expenses relating to operating leases amounted to US$ 4.8 and US$ 5.9 million, respectively. At December 31, 2010, total future minimum lease payments under non-cancelable operating leases are US$ 1.6, US$ 0.6 and US$ 0.4 million in 2011, 2012 and 2013, respectively and US$ 0.3 million each in the years 2014 through 2017. There are currently no further obligations after 2017.

b)

As is the case with most steel producers in the USA, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve to cover probable environmental liabilities totaling Ps. 38,300 and Ps. 44,400 (US$ 3.1 and US$ 3.4 million, respectively) was recorded as of December 31, 2010 and 2009, respectively. The reserve includes incremental direct cost of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2010, the current and non-current portions, Ps. 17,300 (US$ 1.4 million) and Ps.21,000, (US$ 1.7 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated balance sheet. The Company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Company’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future cost, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice at the Company’s facilities and future change in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

c)

On September 30, 2010, the Company settled a contract pricing dispute with one of its customers, American Axle & Manufacturing Inc. (AAM), which had begun litigation procedures during 2009. In the settlement agreement, the Company agreed to dismiss claims it had against AAM in return for settlement payment of US$ 2.4 million. The Company reversed certain accounts receivables and reserves related to AAM, which generated an additional net credit of US$ 0.2 million, for a total income impact in 2010 of US$ 2.6 million as components of net sales (US$ 2.4 million) and selling, general and administrative expense (US$ 0.2 million).

d)

In November 2010, the Company was cited by the U.S. Department of Labor’s Occupational Safety and Health Administration (OSHA) with one alleged willful, four repeat and eight serious alleged safety violations for exposing its workers to fall hazards, failing to provide protective equipment and failing to maintain equipment at its Lorain, Ohio facility. The total fines initially assessed totaled Ps.1,800 (US$ 143,000). In March 2011, the Company negotiated a tentative settlement with OSHA in the amount of Ps. 700 (US$ 60,000), subject to the approval of the OSHA Review Commission, which is expected soon. In addition to the agreed financial penalty, this settlement sets forth additional stipulations for a follow-up compliance plan that requires the use of independent safety consultants who must be accepted by OSHA, an abatement plan for fall hazards identified during the safety audit, as well as the requirement for quarterly progress reports to OSHA. The projected costs and scope of these additional requirements are currently being evaluated by the Company.

e)

On February 3, 2011, two wholly owned Republic Inc. subsidiaries (Solon Wire Processing, LLC, formerly REP Acquisition, LLC and the newly formed Republic Memphis, LLC) entered into an agreement with BCS Industries, LLC and affiliates (Bluff City Steel) to acquire certain land, plants and equipment in an exchange for Company assets of Ps. 74,000 (US$ 6.0 million)( Ps. 90,200 (US$ 7.3 million) in accounts receivable owed to the Company by BCS Industries, LLC less Ps. 16,200 (US$ 1.3 million) in accounts payable owed to BCS Industries, LLC by the Company) and a Ps. 30,893 (US$ 2.5 million) payment by the Company to pay off an outstanding note for BCS Industries, LLC held by Bank of America. The total value of the transaction was approximately Ps. 105,000 (US$ Ps.8.5 million). Under this agreement, Solon Wire Processing, LLC acquired the operating plant and certain equipment located in Solon, Ohio. The terms of this acquisition will be accounted for as a business combination and the operating results of the facility will be consolidated as a part of the Company’s consolidated financial statements beginning in 2011. Republic Memphis, LLC purchased the land, plant and certain equipment located in Memphis, Tennessee, under an assets purchase agreement. As a part of this assets purchase agreement (Memphis operation only), Republic Memphis LLC also entered into a three year lease-sale arrangement with BCS Industries, LLC to lease the land, property and certain equipment back to BCS Industries, LLC, who is continuing ongoing and separate business operations at that location. BCS Industries, LLC has a bargain purchase agreement as part of the agreement that allows it to repurchase the land, facility and equipment for a set price at the end of either the first or second year of the agreement, at their option.

20.	Other Business

a)

During 2009, the Company was awarded US$ 6.7 million resulting from a settlement with its predecessor owners relating to pre-acquisition contingency indemnification provisions contained in the 2005 purchase agreement. The full amount of this settlement was received and recognized during 2009 as a component of other operating expenses, net.

b)

During 2009, the Company agreed to settle a dispute with a vendor of iron ore pellets by paying US$ 9.1 million. US$ 4.5 million was paid during 2009 and US$ 4.6 million was paid in January of 2010. The full amount of this settlement was expensed during 2009, US$ 4.6 million of which was accrued at December 31, 2009.

c)

During 2009, the Company was required to pay back US$ 2.2 million in settlement of what was determined to be “preference payments” from a customer in bankruptcy. The full amount was expensed and paid during 2009.

d)

During 2008, the Company entered into an agreement with Integrys Energy Services (US Energy) which enables Republic to receive payments for allowing reduction of electricity demands during identified time periods. This agreement term is currently on a year, beginning June 1, 2008 and ending May 31, 2010, -to-year extension as per the original contract, running for a full year term from June 1 through May 31. The Company recognized income from this agreement in June 2010 and June 2009 in the amounts of US$ 2.3 million and US$ 3.0 million, respectively. Income was recognized (as a contra utility expense) only after the Company had fulfilled its performance obligations under the terms of the agreement for the full twelve month period of each annual term. As of December 31, 2010 and 2009, deferred income related to the term ending May 31, 2011 was recorded in the amount of US$ 1.0 million and US$ 0.4million, respectively.

21.	New accounts pronouncements

Adoption of International Financial Reporting Standards (IFRS)

Effective January 1, 2012 the Company is required to prepare its financial statements in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB) in accordance with standards established by the Mexican Securities Commission for the listed companies. At the date of issuance of this report, the Company was in the process of identification and determination of the corresponding effects, considering that the financial information as at December 31, 2010 shall be used as a basis for the implementation of regulatory reference.

On January 1, 2011, new accounting and reporting pronouncements issued by the CINIF became effective. A summary of the new provisions are included below:

MFRS B-5 “Segment Reporting”

MFRS B-5 sets, with retrospective application, the following:

a.	Additional information for each operating segment including, where appropriate, areas in preoperative stage.

b.	Income and interest expense should be shown separately.

c.	Presentation of liabilities by operating segment.

d.	An entity should disclose additional information about its products or services, geographic areas and major customers.

MFRS C-4 “Inventories”

MFRS C-4 sets, with retrospective application, the following:

a. b. c.

It eliminates the use of direct cost as a method of valuation. See Note 4-f.

Does not allow the valuation of inventories under the last-in first-out “LIFO” method.

Changed cost valuation rule, stating that the inventory is expressed on the basis of “cost or market value”, whichever is less, where the market value does not exceed the basis of net realizable value and do not consider the basis of fair value.

d.

The financial cost in cases where the credit is used for payment of goods, no goods should be capitalized when used in the manufacture of a product for sale to its original condition, using a short period in their manufacture. Otherwise, the financial cost should be capitalized.

e.

Requires disclosure of the amount of any impairment losses of inventories recognized as expense in the period, any other amount included in cost of sales or when a part of it is included as a discontinued operation.

f.

States that advance payments (cash in advanced to suppliers) are not part of the inventories, since at the date of receipt the risks and benefits have not been transferred. When such risks and benefits have been transferred the recording of purchase in inventories is permited.

MFRS C-5 “Prepaid expenses”

MFRS C-5 sets, with retrospective application, the following:

a.

Considers that cash advances do not transfer to the entity the benefits and risks of the raw materials to be to purchased services to be received. Therefore, advances for purchase of inventories or property, plant and equipment, must be classified in prepaid expenses.

b.

Upon receipt of the raw material, advance payments should be recognized as an expense in the income statement for the period, or as an asset when the entity is assured that the asset acquired will generate future economic benefits.

c.	Requires prepaid expenses or a portion thereof applied to the income statement when it is determined that an impairment loss has been incurred.

d.	Requires advance payments are presented in current assets or non-current depending on the classification of the destination item.

e.	This MFRS excludes from its scope to prepayments that are discussed in other MFRS, for example, income taxes, and projected net assets derived from a pension plan and prepaid interest.

MFRS C-6 “Property, Plant and Equipment”

MFRS C-6 provides, through retrospective application, the following:

a.	Property, plant and equipment used to develop or maintain biological assets and extractive industries are part of the scope of this standard.

b. c.

It incorporates the treatment of exchange of assets in response to economic substance.

Bases are added to determine the residual value of a component, considering current amounts that an entity would currently obtain from disposal of it, as if they were in the final phase of its life.

d.

It eliminates the provision that required to be assigned a value determined by appraisal to property, plant and equipment acquired at no cost or a cost that is inadequate to express their economic significance, to be valued at zero value of the effective date of this provision.

e.

It establishes the requirement to depreciate components that are representative of an item of property, plant and equipment, whether to depreciate the rest of the equipment as if it were a single component.

f.	It is noted that when a component is not used should continue to depreciate, unless using depreciation methods according to the activity.

MFRS C-18 “Liabilities associated with the retirement of property, plant and equipment”

This MFRS standard establishes, through retrospective application, the special rules for the initial and subsequent recognition of the responsibilities associated with the removal of components of property, plant and equipment by using the expected present value technique and an appropriate discount rate. This MFRS revokes the supplementary application of the Interpretation of International Financial Reporting Standards No. 1.

At the date of issuance of this report the Company was in the process of assessing the impact from the implementation of these regulatory requirements.

22.

Reclassifications to the 2009 financial statements

For consistency with the 2010 financial statements presentation some amounts originally reported in the 2009 financial statements were reclassified. These are listed below:

a)	Ps. 88,360 of income tax receivable which was originally presented in prepaid expenses in the balance sheet, were reclassified to the account of recoverable taxes.

b)

Ps. 57,927 for accounts receivable from Industrias CH, S.A.B. de C.V., which result mainly from income taxes receivable balances, was offset against accounts payable at December 31,2009 only for presentation purposes. For comparison purposes in 2010 these accounts receivable were presented as part of the accounts receivable and increasing the corresponding account payable. See Note 6.

c)

Ps. 476,524 and Ps. 1,045,021 for fixed costs incurred by Republic in 2009 and 2008, respectively, were reclassified, from direct cost of sales to indirect overhead, selling, general and administrative expenses, in order to recognize the cost of sales in that subsidiary through direct costing system.

23.

Issuance of Financial Statements

The issuance of the financial statements and accompanying notes that are included, were authorized on July 1, 2011 by Mr. Luis Garcia Limon and Adolfo Luna Luna, Chief Executive Officer and Chief Financial Officer, respectively, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

24.

Differences between Mexican financial reporting standards and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican financial reporting standards (Mexican GAAP), which differ in certain significant respects from United States generally accepted accounting principles (US GAAP).

As described in Note 4 (a), effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the year ended December 31, 2010 and 2009, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to U.S. GAAP.

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of Mexican pesos as of December 31, 2010, with an explanation of the adjustments.

Reconciliation of net income (loss):

	2010		2009		2008

Net income as reported under
Mexican GAAP	Ps.	604,937	Ps.	(1,175,112)	Ps.	1,900,349

Inventory indirect costs		90,139		(65,832)		41,465
Depreciation on restatement of
machinery and equipment		(13,393)		(5,607)		(5,185)
Deferred income taxes		(25,463)		(19,105)		(20,925)
Deferred employee profit sharing		-		-		(700)
Pre-operating expenses, net		-		-		30,698
Amortization of gain from
monetary position and
exchange loss capitalized
under Mexican GAAP		7,755		7,755		7,755
Implied goodwill impairment
adjustment difference		(102,000)		102,000		-

Total U.S. GAAP adjustment		(42,962)		19,211		53,108

Net income (loss) under U.S.
GAAP	Ps.	561,975	Ps.	(1,155,901)	Ps.	1,953,457

Allocation of net income (loss)
under U.S. GAAP:
Non-controlling interest on
Mexican GAAP	Ps.	(298,606)	Ps.	(852,174)	Ps.	104,212
U.S. GAAP adjustment on non-
controlling interest		28,791		(24,644)		5,536

Non Controlling interest under
U.S. GAAP		(269,815)		(876,818)		109,748
Controlling interest under U.S.
GAAP		831,790		(279,083)		1,843,709

	Ps.	561,975	Ps.	(1,155,901)	Ps.	1,953,457

Weighted average shares
outstanding		497,709,214		497,709,214		484,903,795

Net earnings (losses) per share
(pesos) – controlling interest	Ps.	1.67	Ps.	(0.56)	Ps.	3.80

In 2010 the Company recorded an impairment loss of Ps. 102,000 under U.S. GAAP. Under Mexican GAAP, the goodwill impairment is recorded in other expenses, whereas for U.S. GAAP, goodwill impairment is recorded as an operating expense. In 2010, 2009 and 2008, the Company recorded expense from employee profit sharing of Ps. 95, Ps. 7,261 and Ps. 23,96, respectively, recorded as other expenses that was reclassified to operating expenses for U.S. GAAP purposes. The Company recorded Ps. 7,000, and Ps. 5,000 in 2009 and 2008, respectively, under other income which was reclassified under operating income for U.S. GAAP purposes. The Company recorded in 2010 a cancellation of a patent acquired of $117,457 relating to the acquisition of Lipa Capital, LLC in other expenses (see Note 3). This amount was reclassified to operating expenses for U.S. GAAP purposes.

Reconciliation of stockholder’s equity:

	2010		2009		2008

Total stockholders’ equity
reported under Mexican
GAAP	Ps.	20,457,750	Ps.	19,981,894	Ps.	21,305,497

Inventory indirect costs		228,222		138,083		203,915
Restatement of machinery and
equipment		160,720		174,113		179,720
Deferred income taxes		(69,543)		(44,080)		(21,217)

Pre-operating expenses		-		-		(135,473)
Adjustment for implied goodwill				102,000		-
Gain from monetary position and
exchange loss capitalized, net		(156,876)		(164,631)		(172,386)

Total US GAAP adjustment		162,523		205,485		54,559

Total stockholder’s equity under
US GAAP	Ps.	20,620,273	Ps.	20,187,379	Ps.	21,360,056

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

			Fair Value
	Capital		of	Translation		Total
	Stock and		Derivative	effect of	Cumulative	Controlling	Non-	Total
	Paid-in	Retained	Financial	foreign	Restatement	Stockholders’	Controlling	Stockholders’
	Capital	Earnings	Instruments	subsidiaries	Effect	Equity	interest	Equity

Balances as of
December 31, 2007	6,602,531	7,260,798	-	(31,710)	981,302	14,812,921	2,440,564	17,253,485

Increase in capital stock	1,169,156	-	-	-	-	1,169,156		1,169,156

Net comprehensive income	-	1,843,709	(270,868)	626,875	-	2,199,716	737,699	2,937,415

Balances as of
December 31, 2008	7,771,687	9,104,507	(270,868)	595,165	981,302	18,181,793	3,178,263	21,360,056

Net comprehensive loss	-	(279,083)	119,141	(79,507)	-	(239,449)	(955,628)	(1,195,077)

Net effect of Adopting
MFRS C-8	-	-	22,400	-	-	22,400		22,400

Balances as of
December 31, 2009	7,771,687	8,825,424	(129,327)	515,658	981,302	17,964,744	2,222,635	20,187,379

Net Comprehensive income	-	831,790	88,378	(109,145)	-	811,023	(378,129)	432,894

Balances as of
December 31, 2010	7,771,687	9,657,214	(40,949)	406,513	981,302	18,775,767	1,844,506	20,620,273

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

The operations sold had tax loss carry forward of approximately Ps. 211,193 which were related to operations prior to the date the entities were acquired by the Company. During 1994, Ps. 4,936 of these tax loss carry forwards were realized (resulting in a tax benefit of Ps. 1,701).

For U.S. GAAP purposes, the retained tax benefit of Ps. 1,701 realized in 1994, had been reflected as an increase to the corresponding paid-in capital rather than in net earnings as done for Mexican GAAP purposes.

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S.$ 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S.$ 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebtness was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2010 is Ps. 626,203.

Reconciliation of Net Income (loss) and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The explanations of the related adjustments included in the Reconciliation of the Net Income (loss) and the Reconciliation of stockholders’ equity are explained below:

Inventory

As permitted by Mexican GAAP, some inventories are valued under the direct cost system, which includes material, direct labor and other direct costs. For purposes of complying with US GAAP, inventories have been valued under the full absorption cost method, which includes the indirect cost.

Under Mexican GAAP, inventories include prepaid advance to suppliers. For US GAAP purposes, prepaid advance to suppliers are considered as prepaid expenses.

Restatement of property, machinery and equipment –

As explained in note 4(h), in accordance with Mexican GAAP, imported machinery and equipment has been restated until 2007 by applying devaluation and inflation factors of the country of origin.

Under US GAAP, until December 31, 2007 the restatement of all machinery and equipment, both domestic and imported, has been done in constant units of the reporting currency, the Mexican peso, using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating imported machinery and equipment is included in the reconciliation of net income (loss) and stockholders’ equity.

Deferred income taxes and employee profit sharing

As explained in Note 4(u) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of Mexican FRS D-4. The main differences between ASC 740Income taxes (formerly SFAS No. 109) and FRS D-4, as they relate to the Company, which are included as reconciling items between Mexican and US GAAP are:

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

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP has been determined following the guidelines of ASC 740 Income Taxes (formerly SFAS No. 109). Until December 31, 2007, under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time. As mentioned in Note 4(p), beginning in 2008, the Company recognizes deferred employee profit sharing under the new MFRS D-3 for Mexican GAAP. There are no significant differences between ASC 740 Income Taxes (formerly SFAS No. 109) and MFRS D-3.

Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other (expenses) income, net under MFRS.

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) at December 31, 2010 and 2009, under US GAAP are present below:

	2010		2009

Deferred tax assets:
Allowance for doubtful receivables	Ps.	59,154	Ps.	118,459
Accrued expenses		160,787		141,509
Advances from customers		25,907		52,401
Tax losses carry forwards		851,269		935,530
Republic tax credits		133,481		142,039
Recoverable asset tax		99,610		99,610
Employee profit sharing provision		39		2,057
Derivative financial instruments		27,612		65,026

Deferred tax assets		1,357,859		1,556,631

Less valuation allowance		694,245		597,103

Deferred tax assets, net	Ps.	663,614	Ps.	959,528

Deferred tax liabilities:
Inventories, net		664,015		433,704
Property, plant and equipment		1,796,638		2,246,053
Intangible assets in acquisition of Grupo
San		691,905		693,335
Deferred flat-rate business tax		50,901		41,400
Prepaid expenses		6,133		68,340
Others		138,751		1,833

Total deferred liabilities		3,348,343		3,484,665

Deferred tax liabilities, net	Ps.	2,684,729	Ps.	2,525,137

For the years ended December 31, 2010 and 2009, the classification of deferred income tax under U.S. GAAP is as follows:

		2010	2009

Deferred tax assets:
Current portion of deferred income tax asset	Ps.		Ps.	619,044
Non-current portion of deferred income tax asset		-		340,484

Deferred tax liabilities:
Current portion of deferred income tax liabilities		535,400		545,277
Long-term deferred income tax liability		2,149,329		2,939,388

For US GAAP the Company presents the deferred credit from NOLs from acquisitions as of December 31, 2010 and 2009 of Ps.52,868 and Ps. 256,713, respectively, as long-term liability. The amortization of the deferred credit during 2010 and 2009 was Ps.203,845 and Ps. 163,333, respectively.

The deferred income taxes of Ps. 1,796,638 and Ps. 2,246,053 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2010 and 2009, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

Domestic operations accounted for 170% of the Company’s pre-tax loss income in 2010, 16% in 2009 and 90% in 2008.

Pre-operating expenses -

For Mexican GAAP purposes, the Company capitalized pre-operating expenses related to the production facilities at Mexicali, as well as costs and expenses incurred in the manufacturing and design of new products. In 2009, according to the adoption of the new MFRS C-8 the preoperative expenses were cancelled to retained earnings. For US GAAP purposes, these items are expensed when incurred.

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

Disclosure about Fair Value of Financial Instruments-

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

Pension and other retirement benefits-

The Company accrues for seniority premiums and termination payments based on actuarial computations as described in note 4(p).

ASC 715 Compensation – Retirement Benefits (formerly SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, SFAS No. 87 Employers´Accounting for Pensions, SFAS No. 88 Employers´Accounting for Settlements and Curtailments of Defined Benefit Pension Plan and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits Other than Pensions and SFAS No. 132(R) Employers´ Disclosures about Pensions and Other Postretirement Benefits), requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive (loss) income. ASC 715 also requires accrual of post-retirement benefits other than pensions during the employment period. ASC 715 is also applied for purposes of determining seniority premium costs. Adjustments to US GAAP for these benefits were not individually or in the aggregate significant for any period.

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

	2010		2009

Change in projected benefit obligation-
Net projected benefit obligation at beginning of year	Ps.	33,140	Ps.	34,095
Service cost		6,554		8,098
Financial cost		5,962		9,609
Amortization of prior service cost and plan amendments		52		6,872
Actuarial loss and others		3,774		9,787
Benefits paid		(4,149)		(35,321)

Net accumulated benefit obligation at end of year	Ps.	45,333	Ps.	33,140

In 2009 the Company terminated the pension plan from the Grupo San acquisition and the total amount of this fund was liquidated and paid to employees during the first and second quarter of 2009.

No Right of Redemption-

The Mexican Securities Market Law and our bylaws provide that our shareholders do not have redemption rights for their shares.

Goodwill and intangibles-

In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. Under U.S. GAAP, if the carrying amount of the reporting units exceeds its related fair value, the Company should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of its net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under US GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. As of December 31, 2009, the implied goodwill under the second step process was Ps. 1,916 million. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The Company’s market capitalization as of December 31, 2009 indicates an implied control premium of approximately 25% percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. For U.S. GAAP purposes, in 2010, there was an adjustment for goodwill amounting Ps.102 million. Other intangible assets are mainly comprised by trademarks, customer listings and non competition agreements. When impairment indicators exists, or at least annually for indefinite live intangibles, the Company determines its projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2010 and 2009 there was no impairment charge related to other intangible assets.

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

The assumptions included in the valuation model for 2010 include an increase in sales in 2011 mainly attributable to the increase in the volume by the semifinish products “ billet” to a third party and the forecast of increase in sales price for the next years. The company forecast an increase of 4% for 2012, 2% for 2013 and the useful remaining live of the assets we keep the volume and sales prices. The Discount rate used in 2010 for the valuation was 11.8%

If these estimates or their related assumptions for prices and demand change in the future, we may be required to record additional impairment charges for these assets.

Long-lived assets-

The Company reviews the recoverability of our long-lived assets as required by ASC 360 Property, Plant and Equipment (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long – Lived Assets) and must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2010 and 2009 there was no impairment charges recorded for these type of assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded

Statement of cash flows-

The following presents a statement of cash flows under U.S. GAAP:

	2010		2009		2008

Cash Flows From Operating Activities
Net Income (loss) under U.S. GAAP	Ps.	561,975	Ps.	(1,155,901)	Ps.	1,953,457
Impairment loss on intangible assets		219,457		2,266,000		-
Depreciation and Amortization		1,103,846		1,045,734		862,038
Deferred income taxes		(47,330)		(1,384,555)		313,973
Trade receivable, net		(451,876)		760,413		367,249
Other accounts receivable and prepaid
expenses		426,851		(696,584)		(251,920)
Inventories		(176,173)		2,103,460		(2,071,739)
Accounts payable and accrued expenses		589,295		(1,832,454)		712,730
Other long-term liabilities		580		53,578		16,084

Funds provided by operating
activities		2,226,625		1,159,691		1,901,872

Cash Flows From Investing Activities:
Acquisition of property, plant and
equipment		(496,361)		(263,207)		(479,804)
Effect from the acquisition of Grupo
San and others		(187,433)		-		(8,450,796)
(Increase) decrease in other non-current
assets		(8,794)		6,932		(205,266)

Funds used by investing activities		(692,588)		(256,275)		(9,135,866)

Cash Flows From Financing Activities:
Financial debt		-		-		1,350,810
Financial debt repayment		(7,452)		(11,483)		(1,325,329)
Increase Common Stock and related
equity accounts		-				1,169,156
Related party payable		323,720		1,189,850		232,943
Related partyrepayment		(442,688)		(709,219)		(36,138)

Funds (used by) obtained from
financing activities		(126,420)		469,148		1,391,442

Translation effect in cash and cash
equivalents from foreign subsidiaries		28,400		(405)		1,238
Exchange rate effect on cash and cash
equivalents		-		-		21,900

Increase (decrease) in cash and cash
equivalentes		1,436,017		1,372,159		(5,819,414)
Cash and cash equivalents at beginning
of the year		1,948,900		576,741		6,396,155

Cash and cash equivalents at end of
the year	Ps.	3,384,917	Ps.	1,948,900	Ps.	576,741

Funds provided by operating activities include cash payments for interest and income taxes as follows:

	2010		2009	2008

Total interest paid	Ps.	12,054	33,441	40,607

Income taxes (recovery) paid	Ps.	(323,374)	217,285	695,852

Accounting for uncertainty in income taxes-

The Company adopted the provisions of ASC 740 (formerly FASB Interpretation No. 48,”Accounting for Uncertainty in Income Taxes” “FIN 48”) as of January 1, 2007. FIN 48 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2008-2010.

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

Level 1 – unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

ASC 820.10 was adopted by the Company effective January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities. ASC 820.10 is applied prospectively. ASC 820.10 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2009 and 2010.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Since the Company has contracted the derivative financial instruments with Mexico’s main Gas and Oil company the Credit Risk exposure is minimal

The following table provides a summary of significant liabilities at December 31, 2010 and 2009 that are measured at fair value on a recurring basis:

2010 Fair Value Measurement

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative financial instruments	-	Ps. 79,708	-	Ps. 79,708
Related party debt	-	-	Ps. 603,149	Ps. 603,149

2009 Fair Value Measurement

	Level 1	Level 2	Level 3	Total

Liabilities
Derivative financial instruments	-	Ps. 216,753	-	Ps. 216,753
Related party debt			Ps. 302,139	Ps. 302,139

As of December 31, 2010 and 2009, the estimated fair value approximates the carrying value of the related party debt.

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

SCHEDULE 1

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed Balance Sheets

December 31, 2010 and 2009

(In thousands of Mexican pesos)

	2010		2009

Assets
Current assets:
Cash and cash equivalents	Ps.	25,988	Ps.	218,651

Accounts receivable
Related parties		1,688,338		5,972,984
Other receivables		28,815		29,349
Recoverable Taxes		1,528		155

Total accounts receivables, net		1,718,681		6,002,488

Total current assets		1744,669		6,221,139

Investment in subsidiary companies		19,346,141		13,178,697
Property, net		164,824		173,115
Other assets, net		118,268		127,382

Total assets	Ps.	21,373,902	Ps.	19,700,333

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	Ps.	3,732	Ps.	3,944
Other accounts payable		18,370		21,255
Accounts payable to related parties		2,630,166		1,770,155
Taxes payable		30,077		22,229

Total current liabilities		2,682,345		1,817,583

Deferred income taxes		18,245		92,214

Total liabilities		2,700,590		1,909,797

Contingencies and Commitments

Stockholders’ equity:
Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		9,979,248		9,075,705
Effect of translation of foreign entities, net		406,513		515,658
Fair value of derivative financial instruments		(63,349)		(151,727)

Total stockholders’ equity		18,673,312		17,790,536

Total liabilities and stockholders’ equity	Ps.	21,373,902	Ps.	19,700,333

See accompanying notes to these condensed financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed Statements of Operations

Years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2010		2009		2008

Income (expenses):
Equity in results of subsidiary companies	Ps.	962,765	Ps.	(698,985)	Ps.	2,073,966
Leasing income		20,556		20,556		20,556

Total of income (expense)		983,321		(678,429)		2,094,522

Costs and expenses:
Depreciation and amortization		17,422		13,590		6,751
Administrative		15,110		12,420		9,073

Total costs and expenses		32,532		26,010		15,824

Operating income (loss)		950,789		(704,439)		2,078,698

Other (expenses) income, net		(107,972)		562		(7,170)

Comprehensive financing result:
Interest expense net		(12,040)		(218,029)		(203,131)
Interest income				6,201		79,443
Foreign exchange (loss) gain, net		(1,203)		3,430		(155,451)

Comprehensive financial result, net		(13,243)		(208,398)		(279,139)

Income (loss) before income tax		829,574		(912,275)		1,792,389
Income tax:
Current		-		1,333		461
Deferred (benefit)		(73,969)		(590,670)		(4,209)

Net income (loss)	Ps.	903,543	Ps.	(322,938)	Ps.	1,796,137

See accompanying notes to these condensed financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed Statements of Cash Flow

Year ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2010		2009		2008

Operating activities:
Income (loss) before income tax	Ps.	829,574	Ps.	(912,275)	Ps.	1,792,389

Depreciation and amortization		17,422		13,590		6,751
Equity in net results of subsidiary companies		(962765)		698,985		(2,073,966)
Interest income		(50,450)		(6,201)		(79,443)
Accrued interest		62,466		218,029		203,131
Other provisions		8,907		-		-

		(94,846)		12,128		(151,138)

(Increase) decrease in related parties receivables		(448,017)		(746,331)		1,646,861
Decrease in other accounts receivable		(839)		3,324		22,063
Increase in other accounts payable and accrued expenses		(3,944)		344		11,653
(Decrease) increase in related parties payable		246,667		(3,405,306)		3,443,414
Tax Payable		7,848		-		-
Other accounts payable		(11,792)		-		-

Resources (used in) provided by operating activities		(300,979)		(4,135,841)		4,972,853

Investing activities:
Acquisition of Grupo San		-		-		(8,450,796)
Net assets from mergers		-		-		(323,495)
Acquisition of equipment		(17)		-		(46)
Interest collected		35,276		6,201		79,443
Collective from related intercompanies		1,822,189		-		-
Acquisition of new subsidiary companies		(25,446)		(1,333)		-
Sales of shares of Grupo San to Simec. International. subsidiary		-		4,351,882		-
Loan to related intercompanies		(2,274,352)

Resources (used in) provided by investing activities		(442,350)		4,356,750		(8,694,894)

Financing activities:
Exchange rate effect on financial debt		(212)		(111)		773
Financial debt				-		1,325,329
Loans obtained from related intercompanies		4,819,214		-		-
Payments of loans received from related intercompanies		(4,236,838)		-		-
Financial debt repayment		-		-		(1,325,329)
Increase in capital stock				-		112,269
Additional paid-in-capital				-		1,056,886
Interest paid		(31,498)		(3,474)		(13,956)

Resources provided by (used in) financing activities		550,666		(3,585)		1,155,972

Net increase (decrease) in cash and cash equivalents		(192,663)		217,324		(2,566,069)
Cash and cash equivalents at beginning of year		218,651		1,327		2,567,396

Cash and cash equivalents at end of year	Ps.	25,998	Ps.	218,651	Ps.	1,327

See accompanying notes to these condensed financial statements.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)
Condensed Note to the Parent Only Financial Statements

Years ended December 31, 2010, 2009 and 2008

(In thousands of Mexican pesos)

1.

Organization of the Company and certain other information:

The accompanying condensed financial statements of Grupo Simec, S.A.B. de C.V. (“the Company”) reflect its financial position at December 31, 2010 and 2009 and the related results from operations and cash flows for each of the years ended December 31, 2010, 2009 and 2008. The Company was incorporated in August 1990. These condensed financial statements do not reflect a complete set of financial statements nor do they include all the disclosures required under Mexican Financial Reporting Standards.

Information with respect to the Company’s material commitments and contingencies are presented in note 19 to the consolidated financial statements of Grupo Simec, S.A.B. de C.V. and subsidiaries.

These parent financial statements are presented in conformity with Mexican financial reporting standards.