Form 20-F
period 2011-12-31
GROUP SIMEC SA DE CV
filed 2012-05-16
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F

____________________

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-11176

_____________________________________

GRUPO SIMEC, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

_____________________________________

GROUP SIMEC

(Translation of registrant’s name into English)

_____________________________________

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization)

_____________________________________

Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

(Address of principal executive offices)

Adolfo Luna Luna, telephone number 011-52-33 3770-6700, e-mail aluna@gruposimec.com.mx

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

_____________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares (each representing one Series B share) Series B Common Stock	NYSE Amex LLC NYSE Amex LLC*

*	Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2011 was:

Series B Common Stock — 497,709,214 shares

_____________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [_]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [_] No [_] (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[_] U.S. GAAP [_] International Financial Reporting Standards as issued by the International Accounting Standards Board [X] Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

i

CERTAIN TERMS

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Unless the context requires otherwise, when used in this annual report, the terms “we,” “our,” “the company,” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 13.9904 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2011. On April 30, 2012, the interbank transactions rate for the peso was Ps.12.99 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including, but not limited to, our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources, are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, we cannot assure you that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, the following:

•	factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican, U.S. and foreign producers and the price of ferrous scrap, iron ore and other raw materials);
•	our inability to operate at high capacity levels;
•	the costs of compliance with Mexican and U.S. environmental laws;
•	future capital expenditures and acquisitions;
•	future devaluations of the peso;
•	the imposition by Mexico of foreign exchange controls and price controls;
•	the influence of economic and market conditions in other countries on Mexican securities; and
ii

•	the factors discussed in Item 3.D – “Risk Factors” below.

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

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.	Selected Financial Data

This annual report includes our consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, 2010 and 2009. We have prepared our financial statements in conformity with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano de Normas de Información Financiera, A.C.) (“CINIF”), which include bulletins and circulars issued by the Accounting Principles Commission (“CPC”) of the Mexican Institute of Public Accountants (“IMCP”) to the extent not amended, replaced or abrogated by MFRS. We have adjusted the financial statements of our non-Mexican subsidiaries to conform to MFRS, and we have translated them to Mexican pesos. See Note 4(b) to our consolidated financial statements included elsewhere herein.

MFRS differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 25 to our consolidated financial statements included elsewhere herein provides a description of the principal differences between MFRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income, total stockholders’ equity and a statement of cash flows under U.S. GAAP.

Pursuant to MFRS, in our consolidated financial statements and the selected financial information set forth below:

•	Beginning January 1, 2008, MFRS B-10, "Effects of Inflation", has been in effect, which requires the recognition of the effects of inflation through the application of the comprehensive method only in inflationary environments (i.e., inflation equal or higher than 26%, accumulated during the previous three annual periods). Since the accumulated inflation in Mexico during the three years prior to our financial statements included herein was lower than 26%, the economic environment has been qualified as non-inflationary. Therefore, our financial statements for 2009, 2010 and 2011 included herein are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007.
Accumulated inflation in Mexico during the last three years prior to 2009, 2010 and 2011 amounted to 15.0%, 14.5% and 15.2%, respectively.
•	MFRS C-8 was issued by the CINIF to replace Mexican accounting Bulletin C-8, “Intangible Assets”. The rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. In addition, intangible assets arise from legal or contractual rights, whether those rights are transferable or separable from the entity. On the other hand, this standard establishes that preoperative costs should be eliminated from the capitalized balance, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements. The effect of the adoption of this MFRS was to cancel unamortizated preoperative expenses to retained earnings for Ps.152 million less its deferred income tax liability of Ps. 42 million in 2009.

Certain of the financial information set forth below is presented in accordance with U.S. GAAP. The effect of inflation accounting under MFRS until December 31, 2007 has not been reversed in the reconciliation to U.S.

GAAP of net income and total stockholders’ equity, except with respect to certain information included in the cash flow statement. See Note 25 to our consolidated financial statements included elsewhere herein.

The following tables present the selected consolidated financial information for our company as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The selected financial and operating information as of and for the years ended December 31, 2007, 2008 and 2009 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global (“Ernst & Young”), an independent registered public accounting firm, and the selected financial and operating information as of and for the years ended December 31, 2010 and 2011 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), an independent registered public accounting firm. Ernst & Young and BDO have relied on the audited combined financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a member of Moore Stephens International (“Moore Stephens”). The selected financial information as of and for the years ended December 31, 2007 and 2008 set forth below has been derived in part from our consolidated financial statements that are not included herein. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2007	2008	2009	2010	2011	2011(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:
MFRS:
Net sales	24,106	35,185	19,232	24,576	29,270	2,092
Cost of sales(2)	21,125	30,744	18,980	22,250	25,624	1,831
Gross profit	2,981	4,441	252	2,326	3,646	261
General and administrative expenses	698	907	597	599	599	43
Depreciation and amortization	22	378	507	553	455	33
Operating income (loss)	2,261	3,156	(852)	1,174	2,592	185
Financial (expense) income	41	(175)	(96)	(207)	584	42
Other (expense) income, net	21	(4)	30	(186)	(114)	(8)
Impairment of Intangible assets	—	—	(2,368)	—	—	—
Income (loss) before taxes, and non-controlling interest	2,323	2,977	(3,286)	781	3,062	219
Income tax expense (benefit)	644	1,048	(2,065)	112	110	8
Net income (loss)	1,679	1,929	(1,221)	669	2,952	211
Non-controlling interest income (loss)	122	118	(877)	(268)	90	6
Controlling interest income (loss)	1,557	1,811	(344)	937	2,862	205
Net income (loss) per share	3.33	3.73	(0.69)	1.88	5.75	0.41
Net income (loss) per ADS(3)	9.99	11.20	(2.07)	5.65	17.25	1.23
Weighted average shares outstanding (thousands)(3)	468,228	484,904	497,709	497,709	497,709	497,709
Weighted average ADSs outstanding (thousands)(3)	155,743	161,635	165,903	165,903	165,903	165,903
U.S. GAAP including effects of inflation until 2007:
Net sales	24,106	35,185	19,232	24,576	29,270	2,092
Cost of sales(2)	21,125	30,744	18,980	22,250	25,624	1,831
Gross profit	2,981	4,441	252	2,326	3,646	261
Operating income (loss)(5)	2,310	3,166	(3,115)	950	2,584	184
Financial (expense) income	41	(175)	(96)	(207)	584	42
Other income, net	12	20	30	(69)	(33)	(2)
Income (loss) before taxes, and non-controlling interest	2,363	3,011	(3,181)	674	3,135	224
Income tax expense (benefit)	653	1,057	(2,025)	112	108	8
Income (loss) before non-controlling interest	1,709	1,954	(1,156)	562	3,027	216
Non-controlling interest income (loss)	122	110	(877)	(268)	129	9
U.S. GAAP adjustment on non-controlling interest	0	0	0	0	0	0
Net income (loss)	1,587	1,844	(279)	830	2,898	207
Net income (loss) per share	3.39	3.80	(0.56)	1.67	5.82	0.42
Net income (loss) per ADS(3)	10.19	11.41	(1.68)	5.00	17.47	1.25
Balance Sheet Data:
MFRS:
Total assets	23,011	31,018	26,906	27,349	31,269	2,235
Total short-term liabilities	2,860	5,256	3,952	3,899	3,822	273
Total long-term liabilities(6)	2,780	4,314	2,875	2,832	3,178	227
Total stockholders’ equity	17,371	21,448	20,079	20,618	24,269	1,735
U.S. GAAP including effects of inflation

	As of and for Year Ended December 31,
	2007	2008	2009	2010	2011	2011(1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
until 2007:
Total assets	22,849	30,908	27,978	27,353	31,398	2,244
Total short-term liabilities	2,865	5,268	4,499	4,434	4,433	317
Total long-term liabilities(6)	2,731	4,280	3,292	2,299	2,619	187
Non-controlling interest	2,440	3,178	2,222	1,844	2,216	158
Total stockholders’ equity	14,813	18,182	17,965	18,776	22,130	1,582
Cash Flow Data:
MFRS:
Cash provided by operating activities	2,352	1,845	1,159	2,344	2,954	211
Cash provided by (used in) financing activities	2,324	1,334	469	(126)	26	2
Cash (used in) provided by investing activities	(484)	(9,000)	(256)	(693	(466)	(33)
Other Data:
MFRS:
Capital expenditures	486	480	263	496	432	31
Adjusted EBITDA(7)	2,810	4,051	196	2,272	3,593	257
Working capital(8)	11,764	7,994	8,548	8,290	12,378	885
Depreciation and Amortization	549	895	1,048	1,098	1,001	72
Dividends declared	0	0	0	0	0	0
Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(9)	2,902	3,522	3,522	3,522	3,758
Total tons shipped	2,691	2,924	2,040	2,241	2,289
Mexico	900	1,028	1,285	1,225	1,275
United States, Canada and elsewhere outside Mexico	1,791	1,896	755	1,016	1,014
SBQ steel	1,951	1,952	826	1,109	1,178
Structural and other steel products	740	972	1,214	1,132	1,111
Per ton data
MFRS:
Net sales per ton	8,958	12,033	9,427	10,967	12,787
Cost of sales per ton	7,850	10,514	9,303	9,929	11,194
Operating (loss) income per ton	840	1,079	(418)	524	1,132
Adjusted EBITDA(7) per ton	1,044	1,385	96	1,014	1,570
Number of employees	4,437	4,823	4,378	4,361	4,686

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 13.9904 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2011.
(2)	From January 1, 2011 the amendment to MFRS C-4 (“inventories”) no longer permits the use of direct cost to determine the value of inventories. Instead, the indirect cost of production must be included in the determination of the production cost (full absorption cost). Accordingly, for comparative purposes, in accordance with the MFRS B-1 “Accounting changes and error corrections”, we made retroactive adjustments to our financial statements for the years ended December 31, 2010, 2009, 2008 and 2007. The cumulative effect derived from this change amounted to Ps. 160,675, Ps 96,658, Ps. 142,740 and Ps. 113,716 as of December 31, 2010, 2009, 2008 and 2007, respectively, net of the deferred income tax. The effect to the controlling interest amounted to Ps. 101,030, Ps. 68,072, Ps. 88,879, and Ps. 64,731, for December 31, 2010, 2009, 2008 and 2007, respectively.
(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On May 30, 2006, we effected a 3 for 1 stock split. Following our stock split, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.
(4)	For U.S. GAAP and MFRS purposes, the weighted average shares outstanding were calculated to give effect to the stock split mentioned in note (3) above.
(5)	In 2010 we recorded expenses for employee profit sharing at Ps. 0.095 million, an impairment loss of intangible assets of Ps. 102 million and a cancellation of other assets of Ps. 117 million. In 2009 we recorded an impairment loss of intangible assets of Ps. 2,266 million and other expense of Ps. 7 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2008 we recorded other expense of Ps. 24 million for employee profit sharing, which were reclassified to operating expenses for U.S. GAAP purposes. In 2007 we recorded Ps. 17 million of gain on derivative instruments in other income and an expense of Ps. 8 million for fiscal amnesty offered by the Mexican government in other expense, which were reclassified to operating expenses for U.S. GAAP purposes. In 2011 we did not record expenses for employee profit sharing or impairment loss of intangible assets.
(6)	Total long-term liabilities include amounts relating to deferred taxes.
(7)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP. Adjusted EBITDA is derived from our MFRS financial information and means MFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income
3

(expense), net (which is composed of net interest expense, foreign exchange gain or loss, and monetary position gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. You should bear in mind that Adjusted EBITDA is not defined and is not a recognized financial measure under MFRS or U.S. GAAP and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following:

•	taxes, which are a necessary and recurring part of our operations;
•	depreciation, amortization and impairment loss which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs;
•	comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenues; and
•	other income and expenses that are part of our net income.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011(1)
	(Millions of pesos)					(Millions of U.S. dollars)
MFRS:
Net income (loss)	1,679	1,929	(1,221)	669	2,952	211
Depreciation and amortization	549	895	1,048	1,098	1,001	72
Other income (expense)	21	(4)	30	(186)	(114)	(8)
Financial income (expense), net	41	(175)	(96)	(207)	584	42
Impairment of intangibles assets	—	—	2,368	—	—	—
Income tax expense (benefit)	644	1,048	(2,065)	112	110	8
Adjusted EBITDA	2,810	4,051	196	2,272	3,593	257

(8)	Working capital is defined as excess of current assets over current liabilities.
(9)	Installed capacity is determined at December 31 of the relevant year.

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

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.44	13.95

Year Ended December 31	High	Low	Average (1)	Period End

Month in 2012
January	13.75	12.93	13.38	13.04
February	12.95	12.63	12.78	12.79
March	12.99	12.63	12.75	12.81
April (through April 30)	13.23	12.73	13.06	12.99

(1)	Average of month-end or daily rates, as applicable.

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

Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010 and 2011, global steel prices began to recover and then remained relatively stable. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal decreased approximately 24% in 2009, increased approximately 34% in 2010 and increased approximately 21% in 2011; and prices of ferroalloys decreased approximately 43% in 2009, increased approximately 22% in 2010 and increased approximately 10% in 2011. As with other raw materials, iron ore and coke prices fluctuated significantly; however, in 2009, 2010 and 2011 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 17% in 2009, 8% in 2010 and 11% in 2011; and prices for natural gas decreased approximately 10% in 2009, 18% in 2010 and 14% in 2011. Moreover, energy costs constitute a significant and increasing component of our costs of operations; energy cost as a percentage of the manufacturing conversion cost was 12% for 2011 compared to 13% for 2010.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States. As of December 31, 2011, we have entered into derivative financial instruments in Mexico and the United States to cover risks of fluctuations in the price of natural gas with PEMEX and Hess Corporation. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

A sudden slowdown in consumption in or increase in exports from China could have a significant impact on international steel prices affecting our profitability.

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

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last three years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2009, 2010 and 2011, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Fiscal Year Ended December 31, 2009. In the course of the preparation of our consolidated financial statements for the years ended December 31, 2009, our management identified the following material weaknesses:

•	The structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes and for the closing of our financial statements.
8

•	The personnel of our finance department lacked the requisite level of knowledge and specialization to calculate asset impairments and conversion between MFRS and U.S. GAAP and the conversion of the financial statements of our foreign subsidiaries to MFRS.
•	Our growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which has become more complex. The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. The situation described above did not allow for a proper supervision of the consolidation process during 2009.

In addition, in the course of the audit of the consolidated financial statements of our subsidiary SimRep Corporation (“SimRep”) and its subsidiaries, including Republic Engineered Products, Inc. (“Republic”), for the year ended December 31, 2009 and of internal control over financial reporting as of December 31, 2009, our external auditor identified certain accounting entries that it concluded were not in compliance with U.S. GAAP. In connection with these entries, our external auditor requested that certain audit adjustments be made, and SimRep made those adjustments. Republic Engineered Products, Inc. changed its name on September 2011 to Republic Steel Inc.

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

For information on the remedial measures adopted by us to address the material weaknesses identified during the preparation of our financial statements for the year ended December 31, 2009, see Item 15.D “Controls and Procedures—Changes in Internal Control Over Financial Reporting” elsewhere in this Annual Report.

Fiscal Year Ended December 31, 2010. On July 12, 2011, our external auditors issued a report that concluded that we do not maintain effective internal control over financial reporting with respect to our financial statements as of December 31, 2010 and identified the following material weaknesses:

•	there were significant deficiencies in our entity-level controls and control environment that could affect the effectiveness of the internal controls and which together constitute a material weakness;
•	the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures and the total accounting errors adjusted for this matter were considered material to our consolidated financial statements for 2010;
•	the preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system; and
•	the structure of the finance department of SimRep was also found to be insufficient to reconcile certain balance sheet accounts at the detailed level and did not allow for adequate segregation of duties with respect to the supervision and review procedures for the reconciliation of prepaid balances and the closing of their financial statements.

Fiscal Year Ended December 31, 2011. On January 12, 2012, our Audit Committee received a formal complaint from the General Accounting and Treasury Services Manager of Republic, stating that he had identified, during his review of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2011, what he considered to be material accounting errors, and potential “management override of internal controls” at SimRep. In response, our Audit Committee instructed our internal audit department to perform a review, and subsequently engaged outside counsel to conduct an internal investigation concerning the accounting matters and potential management overrides of internal controls at SimRep. As a result of our investigation, we have identified material weakness at SimRep, finding that, with respect to SimRep and its subsidiaries, management did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts, and a failure to timely review and control the preparation and closing of SimRep’s consolidated financial statements. In addition, SimRep also had insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles.

In addition, our external auditors notified our management that, during their audit of our consolidated financial statements for the year ended December 31, 2011, it identified what it considered to be, under standards established by the Public Company Accounting Oversight Board, material weaknesses in internal controls over financial reporting:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include (i) ineffective controls in the patents registry; (ii) inadequate resources and inadequate distribution of duties among personnel, resulting in too many functions centralized among too few personnel; (iii) out-of-date accounting and human resources policies and information technology procedures, and a lack of proper monitoring of the foregoing; (iv) a lack of adequate implementation of our ethical code; (v) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (vi) a lack of an accounting manual (including instructions on accounting recordkeeping) for the entire company; (vii) failure to create and implement a training plan for management personnel preparing financial records; and (viii) failure of audit personnel to report periodically to the Audit Committee in order to monitor the remediation procedures previously adopted with respect to previous accounting periods;
•	A lack of appropriate accounting resources, which led to inadequate supervision and controls within the accounting department and therefore prejudiced the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow management to supervise properly the preparation of consolidated financial information. Financial information of subsidiaries was presented at a level of detail that was insufficient to allow for a clear and precise understanding of operations; and
•	A lack of appropriate accounting resources at SimRep, which led to material weaknesses with respect to SimRep’s internal controls over financial reporting, which resulted in material corrections to its consolidated financial statements. Such material weaknesses included: (i) a lack of proper controls to reconcile certain balance sheet accounts at a detailed level, including certain accounts payable debit balances that could not be substantiated, resulting in audit adjustments; (ii) financial close control failure due to lack of timely review of monthly financial statements; (iii) a necessity to perform several reclassifications to basic financial statements and adjustments to the footnotes after the auditors’ review of such financial statements; and (iv) a lack of appropriate expertise at SimRep to address technical accounting and financial reporting matters.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which, in the aggregate constitute a material weakness, which significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties, analysis and authorization of personnel access to main information systems; (iii) lack of evidence of reconciliation of physical and accounting information of raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

On April 25, 2012, our Audit Committee adopted a series remedial measures to address the material weaknesses in our internal controls including the following:

•	Republic will improve internal controls with respect to valuation and accounting, including the adoption of a written policy with specific procedures and criteria with respect thereto and clear instructions for reporting to Grupo Simec. Grupo Simec will institute procedures, including visitations, to ensure that Republic complies with the newly adopted policy and process and with instructions from Grupo Simec, and to ensure that SimRep’s CEO does not influence accounting matters.
•	Republic’s management will communicate a clear commitment throughout the organization to timely and accurate financial reporting, including providing sufficient accounting staff who are adequately trained, improving written accounting policies, and establishing a constructive climate among management.
•	Republic will improve the accounting and financial reporting expertise of senior financial executives. Republic’s CFO will not provide input on general accounting and financial reporting matters and will follow directives from, and, along with Republic’s CFO, will provide certifications of compliance to Grupo Simec’s CFO on accounting and financial reporting matters.
•	Grupo Simec will open a clear direct line of communication between each of Republic’s CFO and Controller, on the one hand, and Grupo Simec’s CFO, on the other hand, on all significant accounting matters. Such communications will not be dependent on Republic CEO’s involvement, approval or consent.
•	Republic will monitor compliance by adding a full-time internal auditor to help design, implement and monitor the continuing effectiveness of internal controls, and by performing quarterly financial reviews to ensure timelier reporting and resolution of accounting issues or concerns.
•	Republic will improve its current whistleblower procedures in order to enable members of Republic’s accounting staff to report problems anonymously, establish a confidential procedure for reporting accounting concerns, provide training to staff on these procedures, and communicate to all employees the importance of anonymity of the complaints.

See Item 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses” and Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms” and Item 15.D “Changes in Internal Control over Financial Reporting”.

Any failure to implement and maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weaknesses could result in our incurring substantial liability for not having met our legal obligation and could also cause investors to lose confidence in our reported financial information, which could have a material adverse impact on the trading price of our Series B shares or the ADSs.

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

At December 31, 2011, approximately 82% of our non-Mexican and 56% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our results of operations.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility, and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

The operations of our Lackawanna facility depend upon certain arrangements and understandings relating to, among other things, our use of industrial water, compressed air, sanitary sewer and electrical power. These service and utility arrangements, initially entered into with the Mittal Steel Company N.V. and its affiliates (“Mittal Steel”), were effective through April 30, 2009, at which time Mittal Steel transferred its Lackawanna plant to Tecumseh Redevelopment, Inc. (“Tecumseh”). In December 2010, Tecumseh transferred a portion of the former Mittal Steel facility to Great Lakes Industrial Development, LLC (“GLID”). Upon the transfer to GLID, we entered into a written agreement with GLID regarding the provision of compressed air to our facility. This lease assures that compressed air will be provided to our facility during the lease term (initially two years with automatic one year renewals until terminated by either party) and grants us an option to purchase the equipment at various times and at stated prices, thereby providing us some flexibility while we consider the installation of our own compressed air system at our facility. The water pump that services our plant is located on property still owned by Mittal Steel and is maintained by Mittal Steel, which also continues to furnish industrial water to us on a month-to-month basis. The electric system which services the compressed air equipment, as well as the electric system which services the GLID property, has been re-routed through our electric meter located at a substation on the adjacent GLID property. We continue to pursue a written agreement with GLID covering our use of the electric substation and related equipment on the GLID property, as well as the sanitary sewer lift station on the GLID property that serves our facility, and a truck entrance and security monitoring equipment located on the GLID property. All of these rights are essential to the use and operation of our Lackawanna facility. It is our understanding that GLID has sold or is in the process of selling a portion of its property to an unrelated third party. In the event of a termination of any of our rights, either due to a failure to negotiate a satisfactory outcome with Mittal Steel, GLID or any third party to which it sells all or part of its facility, or for any other reason, we could be required to cease all or substantially all of our operations at the Lackawanna facility. Because we produce certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the United States are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2011,

2010 and 2009, sales to our ten largest customers in the United States accounted for approximately 40.4%, 38.6% and 39.2% of our consolidated revenues in the United States, respectively, and approximately 19.5%, 19% and 16% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

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

Our operations are subject to a broad range of environmental laws and regulations regulating our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our integrated steel making operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of those negotiations or whether any of the countries in which we operate will sign on the resulting agreement is unknown. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

As of April 25, 2012, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

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

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 36% of our net sales of SBQ in 2011. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. North American industry production manufacturers have experienced significant reductions in market share to mostly Asian companies and in the past have undertaken reductions in working capacity. In addition, during the recent financial crisis and economic recession many large original equipment manufacturers and two of the largest North American automobile manufacturers sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5% and in 2011 grew by 3.9%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps.9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps.15.38 to U.S.$1.00 in March 9, 2009. In 2011 the exchange rate registered a low of Ps. 11.51 to U. S.$1.00 and a high of Ps. 14.25 to U.S.$1.00.

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

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 3.6% for 2009, 4.4% for 2010 and 3.8% for 2011. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In March 2010, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) required a work plan to evaluate the incorporation of International Financial Reporting Standards (“IFRS”) into the financial reporting for public companies in Mexico beginning in the first quarter of 2012. See “Item 5 Operating and Financial Review and Prospects”, which summarizes the main differences that we have identified in the transition to IFRS and an estimate of any significant impacts related thereto.

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

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2010 and 2011 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2010 and 2011 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations, has allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

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

In 2007, the board of directors of CSG decided to spin-off CSG. CSG conveyed 87.4% of its stockholders equity to Tenedora CSG, S.A. de C.V, as the spun-off company. This corporate restructuring did not have a material effect on our consolidated financial statements.

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

On September 3, 2010 we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On august 5, 2011 we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, and paid U.S.$8 million for the construction of a new steel facility, which is estimated to become operational in the third quarter of 2013. The total budget for the project will be U.S.$236 million, with U.S.$171 million paid by us and U.S.$65 million provided as foreign investment incentives granted by the Brazilian Government. The facility will have a production capacity of 520,000 tons of billet and 400,000 tons of finished goods of rebar and wire, and will have 800 employees.

On October 21, 2010 in the Extraordinary Shareholders Meeting of Arrendadora Simec S.A. de C.V. the dissolution of the company was approved.

On November 2, 2010, we acquired 100% of the shares of Lipa Capital, LLC. The total cost of this acquisition was of Ps. 187 million (U.S.$15.2 million). On December 9, 2010, Lipa Capital, LLC merged to Simec International 6, S. A. de C. V.

On February 3, 2011 the company, through two of its wholly owned subsidiaries (Solon Wire Processing LLC, and the newly formed Republic Memphis LLC) acquired certain plants, machinery and equipment from BCS Industries LLC and affiliates (“Bluff City Steel”), which was a customer and vendor of the company. For these assets the company paid U.S.$2.5 million in cash and forgave approximately U.S.$6 million due by Bluff City Steel to the company.

On May 2, 2011 in Extraordinary Shareholders Meetings of Acero Transportes S.A. de C.V. and Acero Transportes San S.A. de C.V. (subsidiaries of Grupo San), authorized the merger two subsidiaries, whereby Acero Transportes S.A. de C.V. was merged into Acero Transportes San S.A. de C.V.

On May 20 and October 3, 2011 in Extraordinary Shareholders Meetings, Simec International 2, S.A. de C.V., Simec International 3 S.A. de C.V., Simec International 4 S.A. de C.V. and Simec International 5 S.A. de C.V., changed their address and tax authority to report to the State of California, USA, transforming them into incorporated companies in accordance with the laws and regulations of the State of California, USA.

On May 31, 2011 we sold our shares in Arrendadora del Norte de Matamoros S.A. de C.V. to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of ICH) for Ps. 42.5 million, paid in cash.

On September 1, 2011 in their respective Extraordinary Shareholders Meetings, Procesadora Industrial San S.A. de C.V. and Malla San S.A. de C.V. (subsidiaries of Grupo San) authorized the merger of Procesadora Industrial San S.A. de C.V. into Mall San S.A. de C.V.

On November 2011, the company entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable of the company in order to increase the company’s working capital required to fund such receivables. The agreement has an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. On the sale date, the purchaser advances funds to the company equivalent to 80% of the value of the company’s receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the income of the period of the sale. The purchaser shall have no recourse against the company if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the transaction calls for the sale, assignment, transfer and conveyance from the company to the purchaser of all rights, title and interests in the selected accounts receivable, the purchaser may return and redeem the purchase price of any receivable not paid to the purchaser within 90 days of purchase for any reason other than insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of the company (as defined by the Uniform Commercial Code of the USA). For the year ended December 31, 2011, the company sold a face amount of U.S.$11.0 million of accounts receivables to the purchaser. Discount fees incurred by the company pursuant to this agreement were approximately U.S.$0.2 million for the year ended December 31, 2011. There was US$ 0.9 million of accounts receivable that had been factored but which had not been collected by the purchaser at December 31, 2011, and therefore was subject to charge-back to the company.

On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL S.A. de C.V. all of its shares in Corporación Aceros DM, S.A de C.V., comprising of a total of 627,305,446 shares (99.9% of the common stock) for a value of Ps. 3,200 million, comprised of a down payment of Ps. 63 million and the remaining of Ps. 3,137 million due on April 30, 2012. This transaction generated a tax loss of Ps.7,860 million which amount under Mexican Tax Law (Ley de Impuesto Sobre la Renta), may be deducted against future gains related to dispositions of securities. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand challenging the current law, which limits the deduction of this net loss related to shares sales.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2012 will be approximately Ps. 2,313 million (U.S.$165.3 million), consisting of Ps. 747.4 million (U.S.$53.4 million) of estimated capital expenditures in our Republic facilities, Ps. 306.5 million (U.S.$21.9 million) of capital expenditures in our facilities in Mexico and Ps. 1,259.1 (U.S.$90 million) for the construction of a new steel facility in Brazil. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2012 may differ significantly from such estimate.

In 2011, we spent Ps. 164.3 million (U.S.$13.1 million) on capital investments for Republic’s facilities, including Ps. 9 million (U.S.$0.7 million) at the Lorain, Ohio facility, Ps. 11.8 million (U.S.$0.9 million) at the Lackawanna, New York facility, Ps. 16.5 million (U.S.$1.3 million) at the Canton, Ohio facility, Ps. 0.7 million (U.S.$0.05 million) at the Massillon, Ohio facility, Ps. 19.4 million (U.S.1.6 million) at our corporate location in Ohio, Ps. 0.5 million (U.S.$.05 million) at the Gary, Indiana facility, Ps. 104.1 million (U.S.8.3 million) at the Solon, Ohio and Memphis, Tennessee facilities in connection with the acquisition of the fixed assets of Bluf City Steel, as described in Note 3(a) and Note 25 of our consolidated financial statements, and Ps. 2.3 million (U.S.$0.2 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 146.6 million (U.S.$11.7 million) on capital improvements at our facilities in Mexico, including Ps. 74.2 million (U.S.$5.9 million) at the Apizaco facility, Ps. 2.3 million (U.S.$0.2 million) at the Mexicali facility, Ps. 18.5 million (U.S.$1.5 million) at the Guadalajara facility, and Ps. 51.6 million (U.S.$4.1 million) at the San Luis facilities. We also spent Ps. 121.1 million (U.S.$9.7 million) in the acquisition of 1,300,000 square meters of land and other investments for the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, which facility is in the process of construction and is estimated to become operational in August 2013.

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

In the United States and Mexico, we own and operate fourteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.8 million tons and a combined annual installed rolling capacity of 3.7 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

•	a mini-mill in Guadalajara, Jalisco;
•	a mini-mill in Mexicali, Baja California Norte;
•	a mini-mill in Apizaco, Tlaxcala;
•	a cold finishing facility in Cholula, Puebla;
•	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico and
•	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; Memphis, Tennessee, Solon, Ohio and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic.

In 2011, we had net sales of Ps. 29.3 billion, gross profit of Ps. 3.6 billion and net income of Ps. 2.9 billion. In 2011, approximately 49.5% of our consolidated sales were in the United States and Canada, approximately 49.2% were in Mexico, and approximately 1.3% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
•	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
•	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
•	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
•	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
•	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.
•	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.
•	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2009	2010	2011
	(thousands of tons)
I-Beams	76.8	70.3	72.8
Channels	51.0	66.8	62.1
Angles (1)	168.0	167.6	159.3
Hot-rolled bars (round, square and hexagonal rods)	724.6	926.2	954.5
Flat bar	67.2	91.5	101.0
Rebar	590.0	533.1	536.4
Cold finished bars	131.9	166.5	181.2
Semi-finished tube rounds	51.7	—	—
Other semi-finished trade products (2)	6.9	67.5	72.9
Electro-Welded wire mesh	48.9	47.8	22.1
Wire rod	64.2	63.0	37.7
Electro-Welded wire mesh panel	0.0	0.0	34.5
Other	58.8	40.8	54.2
Total steel sales	2,040.0	2,241.1	2,288.7

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2011, approximately 51.5% of our steel product sales represented SBQ steel products, of which we sold 36% to the auto part industry, 24% to service centers, 3% for hand tools, 5% for mining equipment and the remaining 32% to other industries.

In 2010, direct sales to the automotive industry increased by 40% as compared to 2009. In 2011, direct sales to the automotive industry decreased by 7% as compared to 2010. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector and in 2011 sales to the energy sector accounted 0.4% of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales.

Steel Product Sales By Region

	Mexico			United States and Canada
	Years ended December 31,
	2009	2010	2011	2009	2010	2011
I-Beams	97%	95%	97%	3%	5%	3%
Channels	69%	59%	55%	31%	41%	45%
Angles	78%	78%	76%	22%	22%	24%
Hot-rolled bars (round, square and	32%	25%	28%	68%	75%	72%

	Mexico			United States and Canada
	Years ended December 31,
	2009	2010	2011	2009	2010	2011
hexagonal rods)
Rebar	98%	96%	97%	2%	4%	3%
Flat bar	77%	88%	88%	23%	12%	12%
Cold drawn finished bars	24%	27%	42%	76%	73%	58%
Semi-finished tube rounds	—	—	—	100%	—	—
Other semi-finished trade products	—	—	—	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	—	—	—
Wire rod	100%	99%	98%	—	1%	2%
Electro-Welded wire mesh panel	—	—	100%	—	—	—
Other	59%	100%	12%	41%	—	88%
Total (weighted average)	63%	55%	56%	37%	45%	44%

During 2011, approximately 38% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 62% of our sales by volume, with SBQ products representing approximately 21% of such sales and the remainder representing commercial steel products.

Approximately 60% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

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

During 2011 and 2010, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

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

Our U.S. and Canadian facilities are strategically located to serve the majority of consumers of SBQ products in the United States. Our U.S. and Canadian facilities ship products between their mills and finished products to customers by rail and truck. Customer needs and location determine the type of transportation used for deliveries. The proximity of our rolling mills and cold finishing plants to our U.S. customers allows us to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements. We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more SBQ product consumers reduce their in-plant raw material inventory. We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and “backhauling” scrap and other raw materials.

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

We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah; Schnitzer Steel (Cascade), located in McMinnville, Oregon; Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado; Tamco Steel, located in Rancho Cucamonga, California; and Grupo

Villacero (Border Steel), located in El Paso, Texas. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

We believe that in 2011 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 69,600 tons, or approximately 3%, and approximately 72,356 tons, or approximately 3.2%, of our total finished product sales in 2011 and 2010, respectively. The revenue that we derived from I-beam products represented approximately 3.3% and 3.1% of our net sales in 2010 and 2011, respectively.

In 2011, we sold approximately 196,946 tons of I-beams, channels and angles at least three inches in width (including the 69,600 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. In 2010, we sold approximately 199,805 tons of I-beams, channels and angles at least three inches in width (including the 72,356 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 53% in 2011 and 59% in 2010, according with information provided by CANACERO.

In 2011, we sold approximately 1,133,574 tons of hot rolled and cold finished steel bars. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 16% and 53%, respectively, in 2011. In 2010, we sold approximately 1,091,759 tons of hot rolled and cold finished steel bars. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 17% and 62%, respectively, in 2010. Rebar and light structural steel together accounted for approximately 743,243 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2011. Rebar and light structural steel together accounted for approximately 731,486 tons, or 33%, of our total production of finished steel products in Mexico and the United States in 2010. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

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

Our U.S. operations are currently ISO/TS 16949:2009 certified. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus.

Our Republic facilities are currently ISO 14001 and OHSAS 18001 certified. Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification, however, OHSAS 18001 is voluntary. The current ISO 14001 certification is effective until November 2013. The initial OHSAS 18001 certification was effective through February 2012; we are awaiting the formal renewal, which once received will continue through February 2015.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal decreased approximately 24% in 2009, increased approximately 34% in 2010 and increased approximately 21% in 2011; and prices of ferroalloys decreased approximately 43% in 2009, increased approximately 22% in 2010 and increased approximately 10% in 2011. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2011, our cost of sales in Mexico, as a percentage of sales in Mexico, was 80%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 96%, and our consolidated cost of sales, as a percentage of consolidated sales, was 88%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 56% of our consolidated manufacturing conversion cost in 2011 (64% of the manufacturing conversion cost in our Mexico operations and 47% of the manufacturing conversion cost in our U.S. operations), compared to 52% of our manufacturing conversion cost in 2010 (60% of the manufacturing conversion cost in our Mexico operations and 44% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 16.6% and 14.2% of our refined scrap tonnage in 2011 and 2010, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 83% and 0.4%, respectively, in 2011 and approximately 85.4% and 0.4%, respectively, in 2010 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2009, 2010 and 2011, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 10% of our manufacturing conversion cost in 2011, compared to 11% in 2010, and they accounted for 17% of our manufacturing conversion cost in 2011, compared to 18% in 2010 in our U.S. and Canadian facilities.

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

Electricity. In 2011 and 2010, electricity accounted for approximately 8% of our consolidated manufacturing conversion cost for the period. Electricity accounted for 10% of our manufacturing conversion cost in 2011 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 6% of the manufacturing conversion cost in 2011 and 2010 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2011, compared to 4% in 2010 (5% in Mexico and 3% in the United States). We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(d) to our consolidated financial statements, derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2011, 2010 and 2009, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized as income.

We do not enter into contracts for speculation purposes. We account for these derivative instruments in accordance with Accounting Standards Codification Section 815, “Derivatives and Hedging” and with MFRS relating to Bulletin C-10 “Derivative Financial Instruments and Hedging.”

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

Environmental Matters

We are subject to a broad range of environmental laws and regulations, including those governing the following:

•	discharges to the air, water and soil;
•	the handling and disposal of solid and hazardous wastes;
•	the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and
•	the investigation and remediation of contaminated soil, sediment and groundwater.

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

We do not believe that our facility in Lorain, Ohio is subject to the Maximum Achievable Control Technology (“MACT”) standard for Iron & Steel Manufacturers, because it does not emit hazardous air pollutants above the regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance. In addition, it is anticipated that one or more of our facilities will be subject to the MACT standard for Industrial, Commercial and Institutional Boilers and Process Heaters once that rule is promulgated. Once effective, this may cause us to incur additional costs at these facilities in order to come into compliance. Our Canton, Ohio facility is subject to the MACT standard for Electric Arc Furnaces as an “area source.” Revisions of this standard are under development and, once promulgated, may impose additional restrictions on our Canton operations including those relating to mercury emissions.

Our integrated steel making operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by this efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of those negotiations or whether any of the countries in which we operate will sign on the resulting agreement is unknown. More stringent gas policies and regulations could adversely affect our business and results of operations.

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

Also in the United States, the federal environmental agency recently tightened or is in the process of tightening several environmental air quality standards under the Clean Air Act. More stringent ambient standards were adopted in 2010 for sulfur dioxide (SO2) and nitrogen oxide (NOx), and carbon monoxide (CO) in 2011. More stringent standards for ozone, carbon monoxide and particulate matter are in the proposal stage with final issuance expected to be issued later in 2012. As these new more stringent standards are implemented through the different state programs, we are likely to experience higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2012 and subsequent years. These costs are related to extensive dispersion modeling and/or pre-construction monitoring not previously required.

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

In addition to the foregoing, Mexican Official Rules, which are technical standards issued by applicable regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. Mexican Official Rules regarding soil contamination and waste management were enacted in order to protect these potential contingencies. Although not enforceable, the internal administrative criteria on soil contamination established by PROFEPA are widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Comercializadora Simec, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C. V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); Siderúrgica de Baja California, S.A. de C.V. (99.95%); CSG Comercial, S.A. de C.V. (99.95%); Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%); Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Comercializadora MSAN, S.A. de C.V. (100%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc.
37

(100%), Simec International, S. A. de C. V.(100%) Corporativos G&DL, S.A. de C.V. (100%) Simec International 7, S. A. de C. V., (99.99%) and Corporación ASL, S.A. de C.V. (99.99%).
(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities are operated by Simec International 6, S.A. de C.V., and began operations in November 2010. Simec International 2, Inc., Simec International 3, Inc., Simec International 4, Inc. and Simec International 5, Inc. ceased operations as of December 2010.
(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.
(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; Gary, Indiana, and Hamilton, Memphis, Tennessee; Ontario, Canada, all of which are owned directly by Republic.

(5)     Grupo San facilities are conformed by Corporacion Aceros DM, S. A. de C. V. (100%) and Subsidiaries, Abastecedora Siderúrgica, S. A. de C. V. (99.98%), Aceros DM, S. A. de C. V. (99.99%) Acero Transportes SAN, S. A. de C. V. (99.99%), Aceros San Luis, S. A. de C. V. (99.99%, Malla San, S. A. de C. V., (99.98%), Comercializadora Aceros DM, S.A. de C.V. (99.99%) y Promotora de Aceros san Luis, S.A. de C.V. (99.99%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2011:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Comercializadora Simec, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
Arrendadora Norte de Matamoros, S.A. de C.V. (sold in May, 2011)	Mexico	100.00%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	Mexico	99.95%
Siderúrgica de Baja California, S.A. de C.V.	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Comercializadora MSAN, S.A de C.V.	Mexico	100.00%
Simec International 2, Inc.	U.S.A.	99.99%
Simec International 3, Inc.	U.S.A.	99.99%
Simec International 4, Inc.	U.S.A.	99.99%
Simec International 5, Inc.	U.S.A.	99.99%
Corporación ASL, S.A. de C.V. (since 2010)	Mexico	99.99%
Simec International 6, S. A. de C. V. (since 2010)	Mexico	100.00%
Acero Transportes San, S.A. de C.V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
38

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at fourteen facilities throughout North America. At December 31, 2011, our crude steel production capacity was 4.8 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.6 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.2 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 3.7 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 1.9 million are located in the United States and Canada.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2009	2010	2011
	(tons in thousands)
Melt shops
Steel billet production	2,110.0	2,458.3	2,495.0
Annual installed capacity(1)	4,532.2	4,532.2	4,797.2
Effective capacity utilization	46.6%	54.2%	52.0%
Rolling mills
Total production	2,015.6	2,354.4	2,440.4
Annual installed capacity(1)	3,521.9	3,521.9	3,757.8
Effective capacity utilization	57.2%	66.8%	64.9%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2011.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
(Production %)
I Beams	19.7%	0%	0%	0%	5.2%
Channels	11.4%	11.9%	0%	0%	4.4%
Angles	25.1%	27.2%	0%	1.1%	11.3%
Hot rolled bars (round, square And hexagonal rods)	26.6%	8.4%	53.4%	0.6%	21.0%
Rebar	3.9%	44.5%	10.0%	79.7%	38.1%
Flat bars	8.2%	7.0%	17.3%	0%	7.2%
Cold finished Bars	4.5%	0.1%	18.9%	0%	5.6%
Electro-Welded Wire mesh	0%	0%	0%	4.4%	1.6%
Wire rod	0%	0%	0%	7.3%	2.7%
Electro-Welded Wire mesh panel	0%	0%	0%	6.9%	2.4%
Other	0.6%	0.9%	0.4%	0%	0.5%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2011, the Guadalajara mini-mill produced 294,320 tons of steel billet and 348,757 tons of finished product, operating at 84% capacity for billet production and 73% capacity for finished product production. The Guadalajara rolling facilities process billet production from our

Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2009	2010	2011
Steel sales (thousands of tons)	344	393	383
Average finished product price per ton	Ps. 9,073	Ps. 9,069	Ps. 10,809
Average scrap cost per ton	3,129	4,072	4,983
Average manufacturing conversion cost per ton of finished product	2,922	2,892	3,143
Average manufacturing conversion cost per ton of billet	1,583	1,610	1,707

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2011, the Mexicali mini-mill produced approximately 257,558 tons of billet, of which the Guadalajara mini-mill used 51,035 tons. In 2011, the Mexicali mini-mill produced 184,793 tons of finished products. In 2011 we operated the Mexicali mini-mill at 60% capacity for billet production and at 74% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2011, 45% of the products produced at the Mexicali mini-mill were rebar, 27% were angles, 8% were hot rolled bars (round, square and hexagonal rods) and the remaining 20% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,
	2009	2010	2010
Steel sales (thousands of tons)	200	177	180
Average finished product price per ton	Ps. 7,812	Ps. 9,090	Ps. 10,072
Average scrap cost per ton	2,999	3,895	5,028
Average manufacturing conversion cost per ton of finished product	2,204	2,172	2,564
Average manufacturing conversion cost per ton of billet	1,456	1,584	1,700

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 480,000 tons. In 2011, the Apizaco mini-mill produced 451,113 tons of steel billet and 366,878 tons of finished products. In 2011 we operated the Apizaco mini-mill at 88% capacity for billet production and at 76% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 70,000 tons. In 2011, the Cholula facility produced 65,499 tons of finished products, at 94% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2011, 10% of the products we produced at the Apizaco and Cholula facilities were rebar, 54% were hot rolled bars (round, square and hexagonals) and the remaining 36% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2009	2010	2011
Steel sales (thousands of tons)	347	284	343
Average finished product price per ton	Ps. 8,510	Ps. 10,651	Ps. 11,942
Average scrap cost per ton	3,111	3,660	4,725
Average manufacturing conversion cost per ton of finished product	2,856	3,755	3,360
Average manufacturing conversion cost per ton of Billet	1,714	2,105	2,090

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2011, these facilities had an annual installed capacity of 860,000 tons of billet and 620,000 tons of finished product. In 2011, the San Luis facilities produced 495,935 tons of steel billet and 500,729 tons of finished product operating at 58% capacity for billet production and 81% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2011, 80% of the products produced at the San Luis facilities were rebar, 7% wire rod, and the remaining 13% were other light structural.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2009	2010	2011
Steel sales (thousands of tons)	513	542	503
Average finished product price per ton	Ps. 7,264	Ps. 8,164	Ps. 10,133
Average scrap cost per ton	3,115	4,287	4,935
Average manufacturing conversion cost per ton of finished product	1,874	1,952	2,166
Average manufacturing conversion cost per ton of Billet	1,382	1,511	1,630

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2011, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,927,800 tons of finished product. In 2011, Republic facilities produced 996,106 tons of steel billet, of which 71,454 tons were sold as semi-finished. The remainder went to the Lorain, Ohio and Lackawanna, New York facilities for further processing. For the same period, Republic facilities produced 779,194 tons of hot-rolled bar, of which 99,575 tons were used by the cold finish facilities. Republic facilities produced 260,094 tons of cold finish bars. During this period, 74.8% of the products shipped from Republic facilities were hot-rolled bars, 11.6% were cold-finished bars, and 13.6% were other semi-finished trade products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2009	2010	2011
Steel sales (thousands of tons)	636	845	880
Average finished product price per ton	Ps. 12,373	Ps. 14,146	Ps. 16,050
Average scrap cost per ton	3,494	4,944	5,678
Average iron ore pellet cost per ton	0	0	0
Average manufacturing conversion cost per ton of finished product(1)	11,906	6,240	6,367
Average manufacturing conversion cost per ton of billet(1)	3,975	3,641	3,835

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility mainly produces SBQ steel and operates an integrated steel mill. We operate one blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2011, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2011, the Lorain facility operated at 35% of capacity for 9-10” rolling mill and 56% of capacity for 20” mill finishing and shipping production, and it produced 375,853 tons of finished products. The facility did not produce any steel billets in 2011.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2011, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2011, this facility produced 996,106 tons of blooms, billets and other semi-finished trade product and was operated at 72% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 22 stand rolling mill capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .562" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2011, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2011, this facility produced 403,341 tons of hot rolled bars and was operated at 67.4% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2011, an annual installed capacity of 125,000 tons of finished product. During 2011, the Massillon facility was operated at 62% capacity of finished product and produced 77,384 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of

December 31, 2011, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2011, this facility produced 34,655 tons of cold finished bars and was operated at 49% capacity of finished product.

Solon Ohio and Memphis, Tennessee. Our Solon and Memphis facilities, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2011, the Solon and Memphis facilities had installed capacities of 163,000, and 73,000 tons, respectively, for wire products. For the period February 4, 2011 through December 31, 2011, the Solon facility produced and shipped 119,841 tons of wire products and was operated at 73% capacity of finished product.  No wire products were produced at the Memphis facility during 2011.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2011, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2011, this facility produced 28,214 tons of cold finished bars and was operated at 48% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2011 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (43%); Light structurals (34%); SBQ (17%), Rebar (6%)	electric arc furnace with continuous caster rolling mill and bar processing lines	348,757	480,000

Mexicali	Structurals (17%); Rebar (45%); Light structurals (38%)	electric arc furnace with continuous caster and bar rolling mills	184,793	250,000

Apizaco and Cholula	SBQ (67%); Rebar (10%); Light structurals (23%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	366,878	480,000

Aceros DM, San Luis Potosí	Rebar (71%), Light structurals (3%), Wire rod (10%), Electro-Welded wire mesh (6%), Electro-Welded wire mesh panel (10%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	345,332	400,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	155,397	220,000

Location	Product (%)	Equipment	2011 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Lorain(1)	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	375,853	838,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	996,106	1,383,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	403,341	599,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	77,384	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	34,655	71,000

Solon and Memphis (acquired in February, 2011) (3)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	119,841	236,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	28,214	59,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.
(3)	The installed capacity is considerate for ten months.

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

We have prepared our financial statements in accordance with MFRS, which differ in certain significant respects from U.S. GAAP. See Note 25 to our consolidated financial statements included elsewhere herein for the years ended December 31, 2009, 2010 and 2011 for a summary of the principal differences between MFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders’ equity, a statement of changes in stockholders’ equity and a statement of cash flows under U.S. GAAP. Our consolidated financial statements and all other financial information contained herein with respect to the year ended December 31 2007 are presented in constant pesos with purchasing power as of December 31, 2007, unless otherwise noted. Beginning January 1, 2008, as a result of the adoption of the MFRS NIF B-10, “Effects of Inflation”, we have ceased recognition of inflation because cumulative inflation in Mexico, as published by the Mexican Central Bank (Banco de Mexico), from 2005 to 2007 was 11.6%, and from 2008 to 2011 was 19.6%. However, the financial information for prior periods was presented in Mexican pesos with purchasing power as of December 31, 2007, the last date on which we recognized the effects of inflation in our financial statements.

A.	Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, as compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, as compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, as compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, as compared to 2010, was 16%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2009, 2010 and 2011 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2009 - 2011

	Year ended December 31,
	2009	2010	2011
Shipments (thousands of tons)	2,040	2,241	2,289
Guadalajara and Mexicali	544	570	563
Apizaco and Cholula	347	284	343
San Luis facilities	513	542	503
Republic facilities	636	845	880

Net sales (Ps. millions)	19,232	24,576	29,270
Guadalajara and Mexicali	4,686	5,173	5,953
Apizaco and Cholula	2,956	3,025	4,096
San Luis facilities	3,725	4,425	5,097
Republic facilities	7,865	11,953	14,124

Cost of sales (Ps. millions)	18,980	22,250	25,624
Guadalajara and Mexicali	3,352	3,601	4,878
Apizaco and Cholula	2,300	2,309	3,067
San Luis facilities	3,303	3,802	4,005
Republic facilities	10,025	12,538	13,674

Average price per ton (Ps.)	9,427	10,967	12,787
Guadalajara and Mexicali	8,614	9,075	10,574
Apizaco and Cholula	8,519	10,651	11,942
San Luis facilities	7,261	8,164	10,133
Republic facilities	12,366	14,146	16,050

Average cost per ton (Ps.)	9,303	9,929	11,194
Guadalajara and Mexicali	6,162	6,318	8,664
Apizaco and Cholula	6,628	8,130	8,942
San Luis facilities	6,439	7,015	7,962
Republic facilities	15,761	14,838	15,539

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

In August 2004, we completed the Atlax Acquisition (Tlaxcala and Cholula facilities). In July 2005, we and our controlling shareholder, Industrias CH, completed the acquisition of Republic. We believe that these acquisitions allowed us to become the leading producer of SBQ steel in North America and the leading producer of structural and light structural steel in Mexico, in each case in terms of sales volume. We expect the sale of SBQ steel, structural steel and other steel products to continue to be our primary source of revenue. The markets for our products are highly competitive and highly dependent on developments in global markets for those products. The main competitive factors are price, product quality and customer relationships and service.

Our results are affected by economic activity, steel consumption and end-market demand for steel products.

Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican, U.S. and Canadian markets.

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 3.9% in 2011 and increased 5.5% in 2010. The U.S. GDP increased 1.7% in 2011 and increased 3% in 2010. A deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% as compared to 2009. The average steel price increased approximately 17% in 2011 as compared to 2010.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010 and 2011, imports to Mexico increased as market conditions improved.

Steel imports to the United States accounted for an estimated 22% of the domestic U.S. steel market in 2011 and an estimated 21% in 2010. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal decreased approximately 24% in 2009, increased approximately 34% in 2010 and increased approximately 21% in 2011; and prices of ferroalloys decreased approximately 43% in 2009, increased approximately 22% in 2010 and 10% in 2011. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2009, 2010 and 2011 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico and increased significantly in 2008 as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased during the fourth quarter of 2008 in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 17% in 2009, 8% in 2010 and 11% in 2011; and prices for natural gas decreased approximately 10% in 2009, 18% in 2010 and 14% in 2011.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 3.6% for 2009, 4.4% for 2010 and 3.8% for 2011. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per US$1.00 at August 6, 2008, and a high of Ps. 15.37 per US$1.00 at March 10, 2009 and was Ps. 12.99 per US$1.00 at April 30, 2012.

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

We conduct business in two principal business segments which are organized on a geographical basis:

•	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí; and
•	our U.S. segment represents the results of our operations of Republic, including its eight plants of which seven are located in the United States and one is located in Canada.

The following information shows other results by segment.

	For the year ended December 31, 2011
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	15,174,922	14,127,627	(32,051)	29,270,498
Cost of Sales	12,032,028	13,624,635	(32,051)	25,624,612
Gross profit	3,142,894	502,992	—	3,645,886
General and administrative expenses	722,591	331,561	—	1,054,152
Operating (loss) income	2,420,303	171,431	—	2,591,734
Other expense, net	(103,670)	(10,036)	—	(113,706)
Financial income (expenses), net	16,587	(14,177)	—	2,410
Exchange gain, net	581,630	—	—	581,630
Income (loss) before income tax	2,914,850	147,218	—	3,062,068
Income tax	143,034	(33,197)	—	109,837
Net income (loss)	2,771,816	180,415	—	2,952,231

Other Data	Mexico	United States	Operations between Segments	Total
Total Assets	23,497,561	9,098,293	(1,326,388)	31,269,466
Depreciation and Amortization	777,117	223,981	—	1,001,098
Additions of property, plant and equipment, net	267,720	164,280	—	432,000
Total liabilities	3,485,345	4,841,686	(1,326,388)	7,000,643

	For the year ended December 31, 2010
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	12,623,536	11,952,900	—	24,576,436
Cost of Sales	10,328,758	11,920,745	—	22,249,503
Gross profit	2,294,778	32,155	—	2,326,933
50

	For the year ended December 31, 2010
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
General and administrative expenses	803,684	348,284	—	1,151,968
Operating (loss) income	1,491,094	(316,129)	—	1,174,965
Other expense, net	(124,126)	(61,952)	—	(186,078)
Financial income (expenses), net	16,449	(16,706)	—	(257)
Exchange loss, net	(207,240)	—	—	(207,240)
Income (loss) before income tax	1,176,177	(394,787)	—	781,390
Income tax	(31,785)	144,221	—	112,436
Net income (loss)	1,207,962	(539,008)	—	668,954

Other Data	Mexico	United States	Operations between Segments	Total
Total Assets	20,506,648	7,830,653	(988,333)	27,348,968
Depreciation and Amortization	859,601	238,607	—	1,098,208
Additions of property, plant and equipment, net	434,910	61,451	—	496,361
Total liabilities	3,479,167	4,239,709	(988,333)	6,730,543

	For the year ended December 31, 2009
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	11,366,780	7,864,749	—	19,231,529
Cost of Sales	8,951,396	10,028,087	—	18,979,483
Gross profit (loss)	2,415,384	(2,163,338)	—	252,046
General and administrative expenses	582,226	521,859	—	1,104,085
Operating (loss) income	1,833,158	(2,685,197)	—	(852,039)
Other (expense) income, net	70,102	(40,111)	—	29,991
Impairment of intangible assets	(2,368,000)	—		(2,368,000)
Financial income (expenses), net	21,726	(39,595)	—	(17,869)
Exchange loss, net	(78,429)	—	—	(78,429)
Income (loss) before income tax	(521,443)	(2,764,903)	—	(3,286,346)
Income tax	(1,065,363)	(999,789)	—	(2,065,152)
Net income (loss)	543,920	(1,765,114)	—	(1,221,194)

Other Data	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Total Assets	19,540,570	8,663,405	(1,298,164)	26,905,811
Depreciation and Amortization	783,414	264,468	—	1,047,882
Additions of property, plant and equipment, net	176,249	86,958	—	263,207
Total liabilities	3,596,802	4,528,620	(1,298,164)	6,827,258

Our net sales by country or region during 2009, 2010 and 2011 are as follows:

	Sales
	2009	2010	2011
	(in thousand of Pesos)
Mexico	10,685,259	10,799,739	14,399,682
USA	7,829,024	13,078,357	13,709,807
Canada	502,286	470,643	766,318
Latin America	135,965	221,192	356,932
Other (Europe and Asia)	78,995	6,505	37,759
Total	19,231,529	24,576,436	29,270,498

Comparison of Years Ended December 31, 2010 and 2011

Net Sales

Net sales increased 19%, to Ps. 29,270 million in 2011 compared to Ps. 24,576 million in 2010. This increase resulted principally from (i) the combination of higher sales of SBQ; (ii) a 2% increase in shipments of finished steel products; and (iii) a 17% increase in the average price per ton of steel products. Total sales outside of Mexico increased 8%, to Ps. 14,871 million in 2011 compared with Ps. 13,777 million in the same period of 2010. Total sales in Mexico increased 33%, from Ps. 10,799 million in 2010 to Ps. 14,399 million in 2011.

Shipments of finished steel products increased 2%, to 2.289 million tons in 2011, as compared to 2.241 million tons in 2010. Total sales volume outside of Mexico of finished steel products was 1.014 million tons in 2011, as compared to 1.016 million tons in 2010, while total Mexican sales increased 4%, from 1.225 million tons in 2010, as compared to 1.275 million tons in 2011.

The average price of steel products increased 17% in 2011 compared to 2010, mainly as a result of an increase in sales of SBQ and higher prices in worldwide steel markets.

Cost of Sales

Our cost of sales increased 15%, from Ps. 22,250 million in 2010 to Ps. 25,624 million in 2011, which increase is mainly attributable to (i) an 11% increase in the average cost of raw materials used to produce finished steel products; (ii) higher SBQ sales; and (iii) a 2% increase in shipments. Cost of sales as a percentage of net sales was 88% in 2011, as compared to 91% in 2010. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 and U.S.$1.8 per hour in 2011 and 2010, respectively, compared to U.S.$46 and U.S.$47 per hour for 2011 and 2010, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit increased 57%, to Ps. 3,646 million in 2011 as compared to Ps. 2,326 million in 2010. This increase attributable to (i) an increase in volumes shipped; and (ii) the use of a more efficient better blend of steel components. As a percentage of net sales, our gross profit was 12% in 2011, as compared to 9% in 2010.

General and Administrative Expenses

Our general and administrative expenses (including depreciation and amortization) decreased 9%, to Ps. 1,054 million in 2011, as compared to Ps. 1,152 million in 2010. In 2010 and 2011, our general and administrative expenses included Ps. 359 million of amortization of the tangible and intangible assets registered in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 4% in 2011, as compared to 5% in 2010, mainly attributable to a decrease of Ps. 98 million, or 18%, in depreciation and amortization expense, to Ps. 455 million in 2011, from Ps. 553 million in 2010.

Operating Income (Loss)

Operating income was Ps. 2,592 million in 2011, as compared to Ps. 1,174 million in 2010. Operating income represented 9% of our net sales in 2011, as compared to 5% of our net sales in 2010. The increase in operating income is mainly attributable to (i) an increase in shipments; (ii) an increase in sales of SBQ; and (iii) an increase in average sales prices per ton.

Other (Expense) Income, Net

We recorded other expenses, net of Ps. 114 million in 2011, reflecting (i) an expense of Ps. 49 million related to the cancellation of account balances from previous years; (ii) expenses of Ps. 14 million corresponding to land remediation work at Pacific Steel; and (iii) expenses of Ps. 12 million related to obsolete machinery; and (iv) other expenses related to other financial operations of Ps. 39 million.

We recorded other expenses, net of Ps. 186 million in 2010. This amount reflected (i) an expense of Ps. 117 million related to the acquisition of Lipa Capital, LLC; (ii) an expense relating to an adjustment for depreciation of Ps. 28 million corresponding to previous years; and (iii) other expenses related to other financial operations of Ps. 41 million.

Comprehensive Financing (Income) Cost

We recorded a comprehensive financing income of Ps. 584 million in 2011, as compared to Ps. 207 million in 2010. Financial income or expense reflects the sum of interest expense (net) and foreign exchange (net). We recorded a foreign exchange gain of approximately Ps. 582 million in 2011, as compared to a foreign exchange loss of approximately Ps. 207 million in 2010, mainly attributable to (i) the decrease of 13% in the value of the peso versus the dollar in 2011 and (ii) a 5% increase in the value of the peso versus the U.S. dollar in 2010. Our interest gain, net was Ps. 2 million in 2011, as compared to an interest expense, net of Ps. 257 thousand in 2010.

Income Tax

In 2011 we recorded an income tax provision of Ps. 110 million, which included an income tax benefit of Ps. 87 million and an income tax provision for deferred income taxes of Ps. 197 million. In 2010 we recorded an income tax provision of Ps. 112 million which included an income tax benefit for deferred income taxes of Ps. 47 million.

Our effective income tax rates for 2011 and 2010 were 3.6% and 14.4%, respectively.

On December 7, 2009, a tax reform bill was approved and published in Mexico for the 2010 fiscal year, which reforms and amends certain tax regulations. This reform came into effect as of January 1, 2010 and enacts an income tax rate increase of: 30% for 2010, 2011 and 2012; 29% for 2013; and 28% for 2014 and thereafter.

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

Net Income (Loss)

We recorded net income of Ps. 2,952 million in 2011, as compared to net income of Ps. 669 million in 2010. This increase is mainly attributable to (i) an increase in shipments, (ii) an increase in sales of SBQ, (iii) an increase in average sales prices per ton and (iv) an increase in comprehensive financing income.

Comparison of Years Ended December 31, 2009 and 2010

Net Sales

Net sales increased 28%, to Ps. 24,576 million in 2010 as compared to Ps. 19,232 million in 2009. This increase was mainly attributable to (i) an increase in shipments and (ii) an increase in the average price of steel products. Total sales outside of Mexico increased 61%, to Ps. 13,777 million in 2010 as compared to Ps. 8,546 millions in 2009. Total sales in Mexico increased 1%, from Ps. 10,685 million in 2009, to Ps. 10,799 million in 2010.

Shipments of finished steel products increased 10%, to 2.241 million tons in 2010, as compared to 2.040 million tons in 2009. Total sales outside of Mexico of finished steel products increased 35%, to 1.016 million tons in 2010, as compared to 755 thousand tons in 2009, while total Mexican sales decreased 5%, from 1.285 million tons in 2009 to 1.225 million tons in 2010.

The average price of steel products increased 16% in 2010 compared to 2009, as a result of higher prices prevailing in worldwide steel markets.

Cost of Sales

Our cost of sales increased 17%, from Ps. 18,980 million in 2009 to Ps. 22,250 million in 2010. Cost of sales as a percentage of net sales was 91% in 2010, as compared to 99% in 2009. The increase in the cost of sales in 2010 is mainly attributable to (i) an increase of 9% in the average cost of raw materials used to produce steel products resulting from increased scrap metal and certain other raw material prices, (ii) a 10% increase in shipments, and (iii) higher (direct) cost of sales at our Republic facilities, mainly a result of higher labor costs in the U.S. operations and the higher raw materials costs associated with the production of SBQ steel. Average hourly wages at our Mexican operations in 2010 and 2009 were approximately U.S.$1.8 and U.S.$2.5 per hour, respectively, while average hourly wages in our U.S. operations in 2010 and 2009 were more than U.S.$47 and U.S.$53 per hour, respectively. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit increased 823%, to Ps. 2,326 million in 2010 as compared to Ps. 252 million in 2009, which increase was primarily due to (i) an increase of 16% in the average price per ton of steel products, and (ii) an increase of 10% in sales volume. As a percentage of net sales, our gross profit was 9% in 2010, as compared to 1% in 2009.

General and Administrative Expenses

Our general and administrative expenses (including depreciation and amortization) increased 4%, to Ps. 1,152 million in 2010, from Ps. 1,104 million in 2009. In 2009 and 2010, our general and administrative expenses included Ps. 359 million of amortization of the tangible and intangible assets registered in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales represented 5% in 2010, as compared to 6% in 2009, mainly attributable to (i) increased operations at our Republic facilities, which has higher operational expenses as compared to our other facilities; and (ii) an increase of Ps. 46 million, or 9%, in depreciation and amortization expenses, to Ps. 553 million in 2010 from Ps. 507 million in 2009.

Operating Income (Loss)

Operating income was Ps. 1,174 million in 2010, as compared to an operating loss of Ps. 852 million in 2009. Operating income represented 5% of our net sales in 2010. Operating income in 2010 was principally driven by (i) a 16% increase in the average price per ton of steel products and (ii) a 10% increase in shipments.

Other (Expense) Income, Net

We recorded other expenses, net of Ps. 186 million in 2010, reflecting (i) an expense of Ps. 117 million related to the acquisition of Lipa Capital, LLC; (ii) an expense relating to an adjustment for depreciation of Ps. 28 million corresponding to previous years; and (iii) other expenses related to other financial operations of Ps. 41 million.

We recorded other income, net, of Ps. 30 million in 2009, reflecting (i) an expense of Ps. 7 million for employee profit sharing; and (ii) other income of Ps. 37 million from returns of tax from investment in new projects.

Impairment of Intangible Assets

In 2009, we recognized an impairment of Ps. 2,368 million, which diminished the value of the goodwill of Grupo San and the trademark “San 42” in an amount of Ps. 2,352 million and Ps. 16 million, respectively.

Comprehensive Financing (Income) Cost

We recorded a comprehensive financing cost of Ps. 207 million in 2010, as compared to a comprehensive financing cost of Ps. 97 million in 2009. Financial income or expense reflects the sum of interest expense (net) and foreign exchange (net). We recorded a foreign exchange loss of approximately Ps. 207 million in 2010, as compared to a foreign exchange loss of Ps. 79 million in 2009, reflecting 5% and 4% increases, respectively, in the value of the peso versus the U.S. dollar in 2010 and 2009, respectively. Our interest expense, net was Ps. 257 thousand in 2010, as compared to our interest expense, net of Ps. 18 million in 2009.

Income Tax

In 2010 we recorded an income tax provision of Ps. 112 million, which included an income tax benefit for deferred income taxes of Ps. 47 million. In 2009, we recorded an income tax benefit of Ps. 2,065 million, attributable to the loss before taxes incurred by the company and the reversal of the additional tax liability from other tax transactions of Ps. 1,143 million.

Our effective income tax rates for 2010 and 2009 were 14.4%, and (62.8%) respectively. The effective income tax rate for 2009 increased as a result of the income tax benefits recorded by the company attributable to the loss before taxes and the reversal of the additional tax liability from other tax transactions, as discussed above.

On December 7, 2009, a tax reform bill was approved and published in Mexico for the 2010 fiscal year, which reforms and amends certain tax regulations. This reform came into effect as of January 1, 2010 and enacts an income tax rate increase of: 30% for 2010, 2011 and 2012; 29% for 2013; and 28% for 2014 and thereafter.

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

Net Income (Loss)

We recorded net income of Ps. 669 million in 2010, as compared to a net loss of Ps. 1,221 million in 2009. We attribute the income in 2010 to (i) a 16% increase in the average price per ton of steel products and (ii) a 10% increase in sales volumes. We attribute the loss in 2009 to the impact of lower sales due to the economic recession, particularly in the automotive and construction industries and the impairment of assets.

Critical Accounting Policies

The discussion in this section is based upon our financial statements, which have been prepared in accordance with MFRS. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and cost of sales, income taxes, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

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

•	our history of earnings;
•	our history of capital expenditures;
•	the remaining useful lives of our primary assets;
•	current and expected market and operating conditions; and
•	our weighted average cost of capital.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2010 and 2011 there was not impairment charge to other intangible assets, while in 2009 there was an impairment charge related to other intangible assets of Ps. 16 million.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2010 and 2011, there was no impairment charge related to the San Luis facilities.

As of December 31, 2011, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 10.9%; and
•	sales: we estimate an increase in sales, mainly attributable to the increase in the volume by the mesh products. The company forecast an increase of 10% in 2012 and 1.7% for 2013. After 2014, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and sales prices.

As of December 31, 2010, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 11.8%; and
•	sales: we estimate sales will start a recovery in the years 2011, 2012, 2013 and 2014. After 2014, no sales increases in volume terms are considered in the valuation model.

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

New Accounting Pronouncements

Adoption of International Financial Reporting Standards (IFRS)

The Mexican Securities Commission (CNBV) has established the requirement that certain listed companies must disclose their financial information to the public, through the Mexican Stock Exchange (BMV), and that, beginning in 2012, must prepare their financial information in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The Financial Statements to be issued by the Company for the year ending December 31, 2012 will be its first annual financial statements comply with IFRS. The translation date is January 1, 2012 and therefore, the year ended December 31, 2011 will be the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards”. According to IFRS 1 the Company will apply the relevant mandatory exceptions and certain optional exemption to retrospective application of IFRS.

Mandatory exceptions - The Company will apply the following mandatory exceptions with respect to the retrospective application of IFRS:

Calculation of Estimates - Estimates on the date of transition are consistent with the estimates on such date under MFRS, unless there is evidence of error in such estimates.

Hedge accounting – The Company will apply hedge accounting only if the hedging relationship meets the criteria set out under IFRS at the transition date.

Non-controlling interest – The Company will apply prospectively certain recognition and presentation requirements related to non-controlling interest, from the date of transition.

In addition, the Company believes that the mandatory exception “Disposal and transfer of assets and liabilities” will have no effect on its financial statements as of the date of transition to IFRS.

Optional Exemptions - The Company has elected the following optional exemptions to retrospective application of IFRS:

Business combinations – The Company will apply the exemption to business combinations, but only to the extent that such business combinations occur after the transition date.

Deemed Cost - We will use the revalued amount under MFRS at the transition date as the cost incurred for the item of property, plant and equipment.

Employee benefits – We will recognize all cumulative actuarial gains and losses at the transition date.

Cumulative differences for the effect of conversion - the exemption will apply cumulative differences for the effect of conversion from MFRS to IFRS, effective at the transition date.

Borrowing Costs - The Company will apply the transitional provisions of IAS 23, Borrowing Costs. Therefore, the Company designated the transition date as the starting date for capitalization of borrowing costs relating to qualifying assets, and will not retroactively restate the capitalization recorded pursuant to MFRS.

Main Differences - The following summarizes the main differences that we have identified with respect to the transition from MFRS to IFRS and an estimate of significant impacts:

Effects of inflation - Under IFRS, the effects of inflation are recognized in the financial statements when the economy of the currency used by the company is considered to be experiencing hyperinflation. The Mexican economy ceased to be hyperinflationary as from 1999 and, consequently, inflationary effects that were recognized by the company until December 31, 2007 under MFRS will be reversed, which is expected to lead to an increase in retained earnings of approximately Ps. 1,364,782 on the date of transition, which correspond primarily to the effects of inflation recognized in contributed capital.

Components - According to IFRS, the company will determine the significant components of property, plant and equipment, and consequently readjust their useful lives and the corresponding effect thereof on the accumulated depreciation, which is expected to represent a decrease to retained earnings of approximately Ps. 164.906 on the date of transition.

Employee Benefits - Under IFRS, provisions for severance labor are recognized until the company has a demonstrable commitment to end the relationship with the employee or has made an offer encouraging voluntary redundancy which will remove a liability recognized under MFRS of Ps. 10,750 on the transition date. Additionally, provisions for retirement are recalculated to recognize the cost of past service, which will entail the recognition of an additional liability of Ps. 24,550.

Deferred taxes - Under IFRS, deferred taxes will be recalculated based upon the adjusted book values of assets and liabilities under IFRS, which will result in an increase to retained earnings of approximately Ps. 79.582 on the transition date.

Other differences in presentation and disclosures in the financial statements - Generally, the disclosure requirements of IFRS are broader than those of MFRS, which can result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. In addition, there may be differences in presentation.

Stockholders’ equity - changes previously described will increase stockholders’ equity and retained earnings as of the date of transition as shown below (in thousands of pesos):

	Impact in Equity		Impact in Retained Earnings
Employee benefits (actuarial gains and losses)	Ps.	(3,520)	Ps.	(3,520)
Translation effect in foreign subsidiaries		—		406,513
Inflation effects on stockholders’ accounts		—		1,364,782
Components and parts		(164,906)		(164,906)
Employee benefits (providing compensation)		10,750		10,750
Employee benefits (past service cost)		(24,550)		(24,550)
Deferred taxes		79,582		79,582
Total adjustment (decrease) increase	Ps.	(102,644)	Ps.	1,668,651

The information presented above has been prepared in accordance with the standards and interpretations issued and outstanding or issued and adopted as of the date of preparation of our consolidated financial statements for the year ended December 31, 2011. The standards and interpretations that are applicable to December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty. Additionally, the accounting policies selected by the company may be modified as a result of changes in economic or industry trends.

In addition, IASB has issued amendments to IFRS, which were enacted but not yet effective:

Amendments to IFRS 7	Disclosure - Transfers of financial assets
IFRS 9 (amended 2010)	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of investments in other entities
IFRS 13	Fair value measurements
Amendments to IAS 1	Presentation of other comprehensive income items
Amendments to IAS 12	Deferred tax - recovery of underlying assets
IAS 27 (revised 2011)	Financial Statements
IAS 28 (revised 2011)	Investments in associates

The company believes that adoption of these accounting pronouncements will not represent a significant effect on financial reporting.

B.	Liquidity and Capital Resources

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

On December 31, 2009, 2010 and 2011, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2011 and 2010, Republic had U.S.$50 million and U.S.$48.3 million, respectively, outstanding under this line of credit. See Note 6 to our consolidated financial statements included elsewhere herein.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2009, we had cash and cash equivalents of Ps. 1,948 million, as of December 31, 2010 we had cash and cash equivalents of Ps. 3,385 million and as of December 31, 2011 we had cash and cash equivalents of Ps. 6,537 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, for debt repayments, to acquire businesses and, to a significantly lesser degree, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2009, 2010 and 2011:

Principal Cash Flows

	Years ended December 31,
	2009	2010	2011
	(in millions of pesos)
Funds provided by operating activities	1,159	2,344	2,954
Funds used in investing activities	(256)	(693)	(466)
Funds provided (used) by financing activities	469	(126)	26

Our net funds provided by operations were Ps. 2,954 million in 2011, Ps. 2,344 million in 2010, and Ps. 1,159 million in 2009. The increase of Ps 610 million in the net funds provided by operation between 2011 and 2010 originated mainly from the net income for the year.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 466 million in 2011, Ps. 693 million in 2010 and Ps. 256 million in 2009.

Our net funds provided by financing activities in 2011 were Ps. 26 million, as compared to Ps. 126 million used by financing activities in 2010. In 2009, net funds provided by financing activities were Ps. 469 million.

We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 13 to the consolidated financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

As of December 31, 2011, we have the following commitments for capital expenditures:

On September 27, 2011 we entered into an agreement with SMS Concast Ag., (“Concast”) providing for our acquisition from Concast of the melt shop equipment to be used by our subsidiary GV do Brasil Indústria e Comércio de Aço Ltda., with an annual production capacity of 520,000 tons of billet for the production of wire and rebar, with an arc furnace of 65 tons. The purchase price was $15 million Euros, to be paid in dollars at a fixed exchange rate of 1.3764 dollars per euro in accordance with the following payment schedule:

•	Down payment of 15% of the purchase price, fifteen days after the signing (Ps. 42,070 to December, 31, 2011)
•	15% due three months from signing,
•	15% due six months from signing,
61

•	15% due eight months from signing,
•	10% due 10 months from contract signature and
•	The remaining 30% through an irrevocable letter of credit, on behalf of the vendor, for a minimum term of 18 months, payable in installments of 10% of the value of the contract, beginning at the date of substantial receipt of the equipment.

The vendor has provided a warranty bond for the amount of 10% of the contract for a period of 24 months after the major shipment of the equipment.

On November 18, 2011 we entered into an agreement with SMS Meer S. p. A. (“Meer”) providing for our acquisition from Meer of a rolling mill to be used by our subsidiary GV do Brasil Indústria e Comércio de Aço Ltda., with a production capacity of 400,000 tons of wire and rebar. The purchase price was $19.6 million Euros, to be paid in dollars at a fixed exchange rate of 1.3482 dollars per euro. The payments will be done on dollars in accordance with the following payment schedule:

•	80% of the contract through an irrevocable letter of credit on behalf of Meer, valid for 14 months, to be granted at the time of receipt of the majority of the equipment;
•	20% of the contract price shall be paid in US dollars through an irrevocable, non-transferable documentary letter of credit, which shall be entered into 11.5 months from the signing of the supply contract, with a minimum validity of 14.5 months and payable in two parts:
a)	10% of the contract once the cold tests are performed, Meer will provide a bank warranty on behalf of Simec for the same amount, which will be valid for 8 months after the last major shipment.
b)	10% of the contract after the signing of the final acceptance certificate. The warranty period of the equipment will be 18 months after the last major shipment until the signing of the provisional acceptance certificate.

Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2011, 2010 and 2009, rental expense relating to operating leases amounted to $5.4 million, $4.8 million and $5.9 million, respectively. At December 31, 2011, total future minimum lease payments under non-cancelable operating leases are $0.8, $0.4, $0.3 and $0.4 million for 2012, 2013, 2014 and 2015, respectively and $0.3 million each in the years 2016 and 2017. There are no obligations after 2017.

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks “SAN” and “Aceros San Luis”. Also, a patent is currently in process of registration before the IMPI entitled in favor of Simec International 6, S.A. de C.V.

D.	Trend Information

In the first quarter 2012 net sales increased 4% compared to the fourth quarter 2011. Sales in tons of finished steel increased 5% in the first quarter 2012 compared with the fourth quarter 2011. Prices of finished products sold in the first quarter 2012 decreased approximately 2% compared to the fourth quarter 2011.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2011:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	706	—	—	—	706
Short-term debt obligations	4	—	—	—	4
Long-term contractual obligations	—	—	—	—	—
Total	710	—	—	—	710

(1)	Ps. 701 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 5 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2017. During 2011, 2010 and 2009, the expenses for operating leases were U.S.$5.4 million, U.S.$4.8 million and U.S.$5.9 million, respectively. As of December 31, 2011, total future minimum lease payments under non-cancelable operating leases are U.S.$0.8 million in 2012, U.S.$0.4 million in 2013, U.S.$0.3 million in 2014, U.S.$0.4 million in 2015 and U.S.$0.3 million each in the years 2016 and 2017. At December 31, 2011 there are no additional obligations after 2017.

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

Our board of directors adopted a code of ethics in December 2002.

Authority of the Board of Directors

The board of directors is our legal representative. The board of directors must approve, among other matters, the following:

•	our general strategy;
•	annual approval of the business plan and the investment budget;
•	capital investments not considered in the approved annual budget for each fiscal year;
•	proposals to increase our capital or that of our subsidiaries;
•	with input from the Audit Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non- recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors and the chief executive officer annual report to the shareholders’ meeting;
•	calling shareholders’ meetings and acting on their resolutions;
•	any transfer by us of shares in our subsidiaries;
•	creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the board of directors or the shareholders;
•	determining how to vote the shares that we hold in our subsidiaries; and
•	the exercise of our general powers in order to comply with our corporate purpose.

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

For the years ended December 31, 2011 and 2010, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 31.1 million and Ps. 21 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

 As of December 31, 2011, we had 4,686 employees (2,762 were employed at our Mexico facilities, of whom 1,545 were unionized, and 1,924 were employed at Republic facilities, of whom 1,568 were unionized), compared to 4,361 employees as of December 31, 2010, (2,731 were employed at our Mexico facilities, of whom 1,546 were unionized, and 1,630 were employed at Republic facilities, of whom 1,318 were unionized). As of December 31, 2009 we had 4,378 employees (2,738 were employed at our Mexico facilities, of whom 1,413 were unionized, and 1,640 were employed at Republic facilities, of whom 1,345 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2013.
•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2013.
•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2013.
•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on February 28, 2013.
•	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM; and at the Aceros DM and Abastecedora Siderúrgica facilities: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM. The contracts expire on January 14, 2013, January 23, 2013 and January 14, 2013, respectively.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Seventy-nine percent of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW), which was originally set to expire August 15, 2012. On March 29, 2012, the USW ratified a new agreement that expires on August 15, 2016.  For the Mexican operations, approximately 56% of the employees are under collective bargaining agreements, which expire as described above.

Defined Contribution Plans

Republic is required to make a contribution to the VEBA Benefit Trust for every hour worked by eligible employees. This welfare plan makes provision for retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. The labor agreement requires a contribution, by the company, to the retirement healthcare plan of U.S.$3.00 for every hour worked, not to be less than U.S.$2.85 million per quarter, but not to exceed U.S.$11.4 million per year. For the years ended December 31, 2011, 2010 and 2009, the company recorded expenses of U.S.$8.5 million U.S.$11.4 million and U.S.$11.4 million respectively, related to this welfare plan. Contributions are also made to the SWP Trust, a “qualified” pension benefit plan under ERISA regulations, at a rate of U.S.$1.68 per hour as defined in the labor agreement. For the years ended December 31, 2011, 2010 and 2009, the company recorded expenses of U.S.$6.0 million, U.S.$7.1 million and U.S.$7.1 million, respectively, related to this pension benefit plan.

On March 29, 2012, the USW and Republic ratified a new collective bargaining agreement, which expires on August 15, 2016. The agreement includes wage and benefit increases, including two lump sum payments payable to active USW employees during 2012, and general wage increases in 2013, 2014, and 2015. Company contributions to fund the Republic Retirement VEBA Benefit Trust (Benefit Trust) were reduced by $2.0 million per year beginning in 2012. In addition, the quarterly contribution amount was suspended beginning in the fourth quarter of 2011 and continuing through the third quarter of 2012. Contributions to the Benefit Trust will resume during fourth quarter of 2012, at a quarterly rate of approximately $2.4 million, with an increase to a $2.6 million quarterly rate beginning in the second quarter of 2013.

Republic has a defined contribution 401K retirement plan that covers substantially all salary and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. Republic funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of Republic’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401K retirement plan through payroll deferrals. Republic provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and Republic’s matching 401K contributions. For 2011, 2010 and 2009, Republic recorded expense of U.S.$2.1 million, U.S.$2.0 million and U.S.$1.9 million, respectively.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401K retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U.S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. Profit sharing earned, accrued and expensed was U.S.$1.0 million for the year ended December 31, 2011. There was no profit sharing earned, accrued or recorded for the year ended December 31, 2010.

Republic has a profit sharing plan for all salaried and nonunion hourly employees and which is based upon achieving business plan EBITDA objectives. The company paid U.S.$0.3 million for profit sharing at December 31, 2011 related to 2011 performance. However, the amounts paid in 2011 were discretionary as the financial thresholds of the profit sharing plan had not been reached in any quarter or for the year. No profit sharing was accrued or expensed for the years ended December 31, 2010 and 2009.

Incentive Compensation Plans

Republic has various incentive compensation plans that are based on attaining certain Business Plan and other performance targets for the financial calendar year. The objectives are measured on a quarterly basis. Individuals designated as participants in these plans are excluded from the company’s regular profit sharing plan. For the years ended December 31, 2011, 2010 and 2009, there were no incentives earned under these plans as the target thresholds for the respective years were not achieved.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At December 31, 2011, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 64% of Industrias CH.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 25, 2012, we had 497,709,214 shares of series B common stock outstanding, including 53,406,905 additional series B shares that we sold in a public offering on February 8, 2007. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns, directly or indirectly, approximately 64% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of April 25, 2012.

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
70

At March 31, 2012, 487,801,198 series B common shares were held in Mexico by approximately 375 shareholders who were record holders in Mexico and 17 were ADS record holders in the United States. The ADS represent 9,908,016 common shares.

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

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2009 these sales totaled Ps. 150 million, in 2010, these sales totaled Ps. 43 million and in 2011 these sales totaled Ps. 31 million. In addition, in 2009, 2010 and 2011 we purchased Ps. 38 million, Ps. 81 million and Ps. 66 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, by which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. The payments are paid to Industrias CH on a monthly basis. Under the services, in 2009 we paid Ps. 15 million, in 2010 we paid Ps. 14 million and in 2011 we paid Ps. 14 million.

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

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2011, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay US$235,000. This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2011 PS is awaiting a final decision from DTSC.

In 2011 we suspended soil treatment activities due to their having been ineffective, as we determined as a result of several studies and, once permits were obtained from the Mexican authorities, we imported soils, beginning in November of 2011, for use at a specialized facility in the state of Nuevo León, Mexico. The soil is sent to the specialized facility after the metal content is separated, which metal content is used as raw material at the Mexicali facility.

As consequence of two reports broadcasted on a local TV channel about PS in support to two San Diego Bay environmental groups, the DTSC required on November 22, 2011 that PS implement procedures for the final disposition of the treated soils, given that the soils are considered by DTSC to be hazardous waste. PS is now reviewing the different alternatives for the final disposition of those soils.

Due to the fact that the cleanliness levels have not yet been determined by the DTSC and since the assessment of the entire property has not yet been completed, we are unable to estimate the costs associated with such above-mentioned remediation measures. The company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the company created a provision for this contingency at December 31, 2002, of approximately US$1.7 million. At December 31, 2011 the allowance amounts to US$ 0.4 million. The obtaining of permits for the remediation of the site from authorities cannot be guaranteed, and we cannot assure you that the corrective measures will not be significantly more costly than expected.

Community Development Commission, CDC

The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site where PS conducts its operations, at market value less the cost of remediation and less certain investigation costs incurred.. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay PS the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for US$6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the company to remain in the area.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2011 and 2010, we had a reserve to cover probable environmental liabilities totaling U.S.$3.1 million. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2011, the current and non-current portions, US$0.4 million and US$2.7 million, respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated balance sheets. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance

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

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2007	55.91	32.50	15.46	8.55
2008	63.60	15.50	18.48	3.21
2009	38.64	17.52	9.24	3.94

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2010	37.80	28.20	9.08	6.49
2011	35.00	25.16	8.85	5.53

2010
First Quarter	37.80	29.10	8.95	6.81
Second Quarter	36.91	30.25	9.08	6.64
Third Quarter	33.25	28.20	7.77	6.49
Fourth Quarter	33.75	28.65	8.50	6.89

2011
First Quarter	35.00	29.95	8.85	7.13
Second Quarter	33.50	29.20	8.80	7.25
Third Quarter	30.41	25.26	7.84	5.53
Fourth Quarter	34.09	25.16	7.43	5.62

2012
First Quarter	40.99	31.00	9.74	6.96
Second Quarter (through April 30)	44.00	39.01	10.50	8.71

2012
January	34.09	31.00	7.73	6.96
February	36.00	32.00	8.32	7.30
March	40.99	34.51	9.74	7.70
April (through April 30)	44.00	39.01	10.50	8.71

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

The duty of loyalty, which primarily consists of maintaining the confidentiality of information received in connection with the performance of the director’s duties, and abstaining from discussing or voting on matters where the director has a conflict of interest. Directors will have breached their duty of loyalty in the following cases: (i) if without justification they utilize their position to gain benefits for themselves or third parties, including an individual shareholder or group of shareholders; (ii) if they vote on or participate in deliberations concerning an issue on which they have a conflict of interest; (iii) if they do not reveal the conflicts of interests they have; (iv) if they deliberately favor an individual shareholder or group of shareholders to the detriment of others; (v) if the approve related party transactions without observing the related guidelines under the Mexican Securities Market Law; (vi) if they utilize property of the issuer for their own benefit or that of third parties in contravention of relevant policies; (vii) if they make undue use of privileged information; or (viii) if, for themselves or third parties, they take advantage of a corporate opportunity. A violation of the duty of loyalty makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, and in every case require removal from their positions. Unlike the duty of care, liability for breach of the duty of loyalty may not be limited by the company’s by-laws, by resolution of the shareholders’ meeting or otherwise, nor may indemnification provisions or insurance policies cover such liability.

Our directors may be subject to criminal penalties of up to 12 years’ imprisonment for certain illegal acts involving willful misconduct that result in losses to us, which include, among others, altering financial statements or records. In terms of the General Law of Commercial Companies and our by-laws, only the shareholders’ meetings can determinate compensation for the directors. Our directors cannot individually exercise any of our borrowing powers. We do not have any retirement plan. Shareholders, or a group of shareholders, that control 10% of our shares can name a director and (in that director’s absence) an alternate director.

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
76

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

Shareholders’ meetings are required to be held in our corporate domicile, which is Guadalajara, Jalisco. Calls for shareholders’ meetings must be made by the chairman or the secretary of the board of directors or the chairman of our Audit Committee. Any shareholder or group of shareholders representing at least 10% of our capital stock has the right to request that the chairman of the board of directors or the chairman of the Audit Committee call a shareholders’ meeting to discuss the matters indicated in the relevant request. If the chairman of the board of directors or the chairman of the Audit Committee fails to call a meeting within 15 calendar days following receipt of the request, the shareholder or group of shareholders representing at least 10% of our capital stock may request that the call be made by a competent court.

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

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with MFRS, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock (which, as of December 31, 2011, was approximately Ps. 4,143 million), (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

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
79

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

Other Provisions

Information to Shareholders. The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

•	a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects;
•	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;
•	a statement of the financial condition of the company at the end of the fiscal year;
•	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;
•	a report of the chief executive officer on the operations of the company during the preceding year;
•	a report of the fulfillment of the company’s tax obligations of the last fiscal year;
80

•	a report of the Audit Committee with respect to the preceding year; and
•	the notes which are required to complete or clarify the above mentioned information.

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

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 or our 2011 taxable year.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% for the year ended December 31, 2009 and 30% by 2010, 2011 and 2012 of gains realized from the disposition.

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we are required to file with the Commission, promptly after it is made public or filed, information that we make public in Mexico, file with the Mexican Stock Exchange or the CNBV or distribute to our security holders. As a foreign private issuer, we are exempt from Exchange Act rules regarding proxy statements and short-swing profits.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 2% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See Note 13 to the consolidated financial statements.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2011 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.4 million (U.S.$30 thousand).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2011 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2012. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for
89

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2011 or 2010.

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

PART II

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

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by BDO, an independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financial reporting were not effective at December 31, 2011.

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

Fiscal Year Ended December 31, 2009

The following material weaknesses with respect to our internal controls over financial reporting were identified by us and our external auditors:

•	Due to the growth of our operations in Mexico primarily as a result of our acquisition in May 2008 of Aceros DM, the structure of our finance department proved to be insufficient insofar as it did not allow for adequate segregation of duties with respect to the supervision and review procedures for the assessment of deferred taxes and for the closing of our financial statements;
•	The personnel of our finance department lacked the requisite level of knowledge and specialization to calculate asset impairments and conversion between MFRS and U.S. GAAP and the conversion of the financial statements of our foreign subsidiaries to MFRS;
91

•	Our growth also had an adverse impact on our ability to maintain adequate control over our preparation of consolidated financial information which has become more complex. The preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system. Due to this and the other reasons described above, we failed to undertake a proper supervision of the consolidation process during 2009;
•	Although, in accordance with MFRS we record revenues when materials have been shipped and the risk is transferred to the customers, we invoiced in Mexico certain materials that were paid for in 2009 but not shipped until 2010. This occurred due to a failure of a manual key control regarding our revenue recognition process; and
•	In the course of the audit of the consolidated financial statements of SimRep and its subsidiaries, including Republic, for the year ended December 31, 2009 and of internal control over financial reporting as of December 31, 2009, our external auditor identified certain accounting entries that it concluded were not in compliance with U.S. GAAP.

In addition, on April 29, 2010, our external auditor notified our audit and corporate practices committee (“Audit Committee”) and certain members of the management of Republic that it had identified, during its audit of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2009, what it considered, under standards established by the Public Company Accounting Oversight Board, to be material weaknesses in internal control over financial reporting at the SimRep evaluation level. Specifically, our external auditor noted material weaknesses with regard to what it characterized as “management override of internal controls” and identified five specific “management overrides.” In addition, our external auditor also noted material weaknesses in internal control over financial reporting with regard to SimRep’s adherence to its written policies with regard to accounting for working capital and fixed asset accounts.

Fiscal Year Ended December 31, 2010

In our assessment of our internal controls over financial reporting for the year ended December 31, 2010, the following material weaknesses were identified by us and our external auditors:

•	Regarding the entity-level controls and control environment, there are significant deficiencies that together constitute a material weakness, including (i) ineffective controls in the business acquisition process and controls in our patents registry; (ii) insufficient resources and an inadequate delegation of duties resulting in many functions being centralized in just few persons; (iii) lack of up-to-date accounting, human resources and information technology policies and procedures, and inadequate implementation of the foregoing; and (iv) an inadequate implementation and knowledge among employees of our ethical code.
•	A lack of appropriate accounting resources during 2010 at the corporate office, which affected the operation of key supervision controls of the accounting department which, in turn, affected the financial statement closing process, the deferred income tax process, the U.S. GAAP reconciliation process and the conversion of foreign subsidiaries process. This material weakness resulted in some accounting errors during 2010. The total accounting errors adjusted for this matter were considered material to our consolidated financial statements.
•	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information.
•	At SimRep and its subsidiaries, the structure of the finance department was found to be insufficient to reconcile certain balance sheet accounts and timely review and approve financial close processes including the preparation of its financial statements, resulting in material corrections to the company’s consolidated financial statements.

Fiscal Year Ended December 31, 2011

On January 12, 2012, our Audit Committee received a formal complaint from the General Accounting and Treasury Services Manager of Republic, stating that he had identified, during his review of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2011, what he considered to be material accounting errors, and potential “management override of internal controls” at SimRep. In response, our Audit Committee instructed our internal audit department to perform a review, and subsequently engaged outside counsel to conduct an internal investigation concerning the accounting matters and potential management overrides of internal controls at SimRep. As a result of our investigation, we have identified material weakness at SimRep, finding that, with respect to SimRep and its subsidiaries, management did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts, and a failure to timely review and control the preparation and closing of SimRep’s consolidated financial statements. In addition, SimRep also had insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles.

In addition, our external auditors notified our management that, during their audit of our consolidated financial statements for the year ended December 31, 2011, it identified what it considered to be, under standards established by the Public Company Accounting Oversight Board, material weaknesses in internal controls over financial reporting:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include (i) ineffective controls in the patents registry; (ii) inadequate resources and inadequate distribution of duties among personnel, resulting in too many functions centralized among too few personnel; (iii) out-of-date accounting and human resources policies and information technology procedures, and a lack of proper monitoring of the foregoing; (iv) a lack of adequate implementation of our ethical code; (v) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (vi) a lack of an accounting manual (including instructions on accounting recordkeeping) for the entire company; (vii) failure to create and implement a training plan for management personnel preparing financial records; and (viii) failure of audit personnel to report periodically to the Audit Committee in order to monitor the remediation procedures previously adopted with respect to previous accounting periods;
•	A lack of appropriate accounting resources, which led to inadequate supervision and controls within the accounting department and therefore prejudiced the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow management to supervise properly the preparation of consolidated financial information. Financial information of subsidiaries was presented at a level of detail that was insufficient to allow for a clear and precise understanding of operations; and
•	A lack of appropriate accounting resources at SimRep, which led to material weaknesses with respect to SimRep’s internal controls over financial reporting, which resulted in material corrections to its consolidated financial statements. Such material weaknesses included: (i) a lack of proper controls to reconcile certain balance sheet accounts at a detailed level, including certain accounts payable debit balances that could not be substantiated, resulting in audit adjustments; (ii) financial close control failure due to lack of timely review of monthly financial statements; (iii) a necessity to perform several reclassifications to basic financial statements and adjustments to the footnotes after the auditors’ review of such financial statements; and (iv) a lack of appropriate expertise at SimRep to address technical accounting and financial reporting matters.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which, in the aggregate constitute a material weakness, these significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties, analysis and authorization of personnel access to main information systems; (iii) lack of evidence of reconciliation of physical and accounting information of raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.
94

C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Grupo Simec, S.A.B. de C.V.

We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, wholly owned subsidiaries, which total combined assets represent approximately 10% of the total consolidated assets as of December 31, 2011 and its net combined sales for the year then ended represented approximately a 11% of the total net consolidated sales. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed an qualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting, is based solely on the report of the other auditors.

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

- We noted ineffective controls in the patents registry.

- Many functions are centralized in just few persons. These issues are attributable to the lack of appropriate resources and an adequate analysis of segregation of duties.

- We noted that the accounting, human resources policies and information technology and procedures have been only partially updated and there is no proper monitoring by the company.

- As part of evaluation the control environment, we noted lack of adequate diffusion of the ethical code.

- The Company has not integrated all the control processes of the entity to an Enterprise Resource Planning (ERP).

- The Company does not have an accounting manual for the entire company, including the instructions on most types of accounting records.

- During the year ended December 31, 2011, the Company does not have evidence of having carried out a training plan for management personnel conducting the preparation of the Financial Information. On the other hand, has no evidence of a training plan for this area.

- Internal Audit has no evidence to report periodically to the Audit Committee for monitoring the remediation plans previously submitted.

The combination of these deficiencies constitute a material weakness, there are a reasonable possibility that material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

(2) Lack of appropriate accounting resources during 2011 at the corporate office that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process. This material weakness resulted in some accounting errors during 2011. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

(3) Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough depth analysis. Consequently the preparation of the figures of the consolidation is complex because there is not enough detail to allow carrying out a clear and precise understanding of the operations contained.

(4) In the subsidiary SimRep Corporation and its subsidiaries are material weaknesses affecting the effectiveness of internal controls that are mentioned below:

- We noted the Company lacks proper controls in place to reconcile certain balance sheet accounts at the detailed level. Specifically, the Company has certain accounts payable debit balances that could not be substantiated resulting in audit adjustments. Our testing of internal controls revealed a financial close control failure due to lack of proper and timely review of monthly financial statements. In addition, our review of the financial statements resulted in several reclassifications to the basic financial statements and adjustments to the footnotes. We also noted the Company did not have appropriate expertise internally to address technical accounting and financial reporting matters. These issues are attributable to the Company’s lack of appropriate accounting resources. This material weakness resulted in material corrections to the Company’s consolidated financial statements.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of 2011 financial statements and this report does not affect our report dated April 25, 2012 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

The other auditors issued also an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, noting that significant deficiencies were detected on Corporacion Aceros D.M., S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties analysis and authorization of personnel access to main information systems; (iii) lack of evidence of reconciliation of physical and accounting information of the raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders’ equity and statement of cash flows for the year then ended and our report dated April 25, 2012 expressed an unqualified opinion thereon. We did not audit the combined financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, which total combined assets represent approximately 10% of the total consolidated assets as of December 31, 2011 and its net combined sales for the year then ended represented approximately a 11% of the total net consolidated sales. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, is based solely on the report of the other auditors.

Castillo Miranda y Compañía, S.C.

Member of BDO International

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico

April 25, 2012

D.	Changes in Internal Control Over Financial Reporting

Fiscal Year Ended December 31, 2009

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

In response to the notifications from our external auditor described above, our Audit Committee instructed our internal audit department to perform supplementary testing actions and afterwards engaged outside counsel to conduct an internal investigation concerning these matters. Following the completion of this internal investigation, our outside counsel discussed with our outside auditor the types of remedial measures that would be appropriate to address these material weaknesses in internal controls over financial reporting. After consulting with our outside auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters. On September 3, 2010, our Audit Committee adopted the following remedial measures to address material weaknesses in internal controls over financial reporting:

(1)                 Our chief financial officer reviewed Republic’s financial reporting policies and ensured that such policies were consistent with our practices and that such policies complied with U.S. GAAP. In the future, our chief financial officer shall approve any changes to these financial policies. The CFO of Republic and his senior subordinates who handle general accounting and financial reporting matters will report directly to our CFO on all such matters. Republic’s CEO shall not give instructions or make suggestions to Republic’s CFO or Republic’s accounting staff concerning any general accounting or financial reporting matters. Also, Republic’s CFO shall report to and collaborate with Republic’s CEO on other matters, including cash management and cash forecasting, accounts payable and accounts receivable, payroll, financial forecasting, capital budgeting, tax compliance, supplier and customer relationships, litigation matters, insurance and risk management, fiduciary oversight of 401K and deferred compensation plans, product costing, analysis of cost performance, and various analytical tasks.

(2)                 Republic’s chief executive officer and the general manager of our controlling shareholder, Industrias CH, S.A.B. de C.V. (“Industrias CH”) will certify annually that they understand that Republic’s accounting staff is obligated to adhere to U.S. GAAP and that they are not permitted to instruct Republic’s accounting personnel about the accounting treatment of any matter. In the event that any member of Republic’s accounting staff is instructed by anyone to engage in any conduct that the staff member believes does not comply with U.S. GAAP, that staff member is required to notify Republic’s CFO of such an event; Republic’s CFO in turn is required to notify our CFO. In the event that Republic’s CFO makes such a notification to our CFO, Republic’s CFO will send the relevant documentation and information to our CFO, who will analyze it (with the assistance of a third party consultant as necessary) and make a final written determination as to the matter, provided that if the matter involves an amount of U.S.$500,000 or more, that determination by our CFO must also be approved by our CEO and our Audit and Corporate Practices Committee.

(3)                 Our senior manager in Sarbanes Oxley compliance reviewed Republic’s testing of internal control, including testing related to information technology.

(4)                 Republic has hired a professional to oversee testing of internal controls for purposes of the Sarbanes-Oxley Act of 2002, including those related to information technology. Also, a member of our audit team shall perform an on-site review of Republic’s internal controls at least twice a year.

(5)                 We have retained a third party consultant to evaluate what additional resources are needed by Republic’s accounting department. In their assessment the third party shall consider specific areas of expertise and levels of experience within Republic’s accounting department. We may require Republic to hire additional resources as appropriate.

(6)                 Republic is in the process of reforming and strengthening its whistleblower procedures in order to enable members of Republic’s accounting staff to anonymously report problems directly to our internal audit department, and once such process is finished, Republic will provide training to Republic’s accounting staff on these procedures.

As a result of our evaluation on the effectiveness of our internal controls in Mexico for the year ended December 31, 2009 and the material weakness and deficiencies identified during that period, we conducted an analysis of functions and workloads in our finance department and we implemented the additional following changes, which have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting:

•	We have revised access levels for all users of our main information systems at our Mexican operations to secure such information systems and monitor the changes to that system. We are also currently reviewing other systems that complement our main system.
•	We have started implementing what we believe is an improved system for the preparation of our consolidated reports. This consolidation process is carried out through a semi-automated consolidation of the electronic Excel sheets, instead of a completely manual consolidation of the electronic Excel sheets as had been the practice in the past.
•	We have segregated functions and procedures relating to our calculation of deferred taxes by hiring an external consultant to perform this function.
•	Our CFO conducted an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting in the most efficient way possible. As a result, we distributed certain time-consuming finance processes to personnel at our Mexican subsidiaries as the workload in the subsidiaries may have been reduced due to decreased operations in the subsidiaries.

Fiscal Year Ended December 31, 2011

On January 12, 2012, our Audit Committee received a formal complaint from the General Accounting and Treasury Services Manager of Republic, stating that he had identified, during his review of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2011, what he considered to be material accounting errors, and potential “management override of internal controls” at SimRep. In response to the notification, our Audit Committee engaged outside counsel to perform an internal investigation as SimRep.

Following the completion of its internal investigation of SimRep, our outside counsel discussed with our independent auditor the types of remedial measures that would be appropriate to address the material weakness in internal control over financial reporting. After consulting with our independent auditor, our outside counsel reported the findings and conclusions of its internal investigation to our Audit Committee and recommended that the Audit Committee adopt certain remedial measures to address these matters.

On April 25, 2012, our Audit Committee adopted the following remedial measures to address the material weaknesses in internal controls over financial reporting at SimRep that are described above in Item 15(B), which measures are reasonably likely to materially affect our internal control over financial reporting:

1.	Republic will improve internal controls with respect to the valuation and accounting for obsolete inventory, including the adoption of a written policy with specific procedures for accounting and defined criteria for determining valuation, including the establishment of clear direct instructions as to the requirements for periodic reporting to Grupo Simec. Republic will also designate a responsible point-person with authority to execute write-downs. Simec will communicate to the Republic management team that the CEO fully supports, and expects compliance with, the newly adopted policy and process.
2.	Republic management will communicate a clear commitment throughout the organization to timely and accurate financial reporting, including providing sufficient accounting staff who are adequately trained, improving written accounting policies, and establishing a climate among management that is supportive of timely revenue and expense recognition in accordance with U.S. GAAP requirements.
3.	Republic will improve the accounting and financial reporting expertise of senior financial executives, including adding additional senior accounting and financial reporting expertise to assure compliance with U.S. GAAP, and requiring Republic’s CFO to follow the directives of Grupo Simec’s CFO on accounting and financial reporting matters.
4.	Republic’s CEO and CFO will provide quarterly written certifications of compliance confirming that the CEO will not provide any direct or indirect input on any general accounting and financial reporting matters.
5.	Grupo Simec’s Internal Auditor or CFO will visit Republic on a quarterly or other periodic basis to perform inquiries and procedures to reasonably ensure compliance with directives from Grupo Simec company, timely resolution of accounting matters, and ensuring lack of CEO influence over accounting matters.
6.	Grupo Simec will open a clear direct line of communication from Republic’s CFO to Grupo Simec’s CFO on all significant accounting matters. Such communications will not be dependent on Republic CEO’s involvement, approval or consent.
7.	Grupo Simec will open a clear and direct line of communication from Republic’s Controller to Grupo Simec’s CFO on any accounting matter the Controller believes is appropriate. Such communication will not be dependent on Republic’s CEO’s or CFO’s involvement, approval or consent.
8.	Republic will add a full-time internal auditor to help design, implement and monitor the continuing effectiveness of internal controls.
9.	Republic will monitor compliance by performing quarterly financial reviews to ensure timelier reporting and resolution of accounting issues or concerns. Such review will include inquiry of operational and accounting personnel as to their understanding that there should be no direct or indirect input by the CEO on any general accounting or financial reporting matters.
99

10.	Republic will improve its current whistleblower procedures in order to enable members of Republic’s accounting staff to report problems anonymously, establish a confidential procedure for reporting accounting concerns, provide training to staff on these procedures, and communicate to all employees the importance of anonymity of the complaints.

In addition, as a result of our evaluation on the effectiveness of our internal controls at Grupo Simec (Mexican operations) for the year ended December 31, 2011 and the material weakness and deficiencies identified during that period, we will implement the following changes, which are reasonably likely to materially affect our internal controls over financial reporting:

•	We will (i) review and reform our entity level controls which relate to the implementation of our ethical code, (ii) review and update our policies and procedures, (iii) provide formal training to our finance personnel related to the preparation of financial statements, (iv) carry out formal follow-up procedures with respect to the remediation plans, (v) review and update our accounting manual and (vi) reform our internal control related to our patent registry.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting to avoid the errors found with respect to our financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process. We will also reform our training program in order to avoid similar errors in the future.

In our subsidiary Corporación Aceros DM, S.A. de C.V. we will perform (i) periodic physical inventories of our fixed assets; (ii) review the analysis of the segregation of duties and proper authorization of personnel access to main information systems; (iii) obtain evidence of reconciliation of physical and accounting information of the raw material inventory; (iv) obtain evidence of review of interim financial statements; and (v) review and update our documentation related to the responsibilities and authority of key financial roles and communicate adequately.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2010 and 2011, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Adolfo Luna Luna, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee has engaged BDO, as the independent auditors of our consolidated financial statements, as of and for the years ending December 31, 2011 and 2010. The Audit Committee has also engaged BDO USA, LLP to audit the consolidated financial statements of SimRep and subsidiaries located in the United States. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continue to be audited by Moore Stephens.

Audit Fees. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2011, included in our annual report on Form 20-F in the amount of Ps. 11.2 million and Ps. 2.9 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2010, included in our annual report on Form 20-F in the amount of Ps. 9.6 million and Ps. 2.7 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates.

Audit Related Fees. We paid fees to Galaz, Yamazaki, Ruiz Urquiza, S.C. Member of Deloitte Touche Tohmatsu Limited in the amount of Ps. 0.85 million in 2010, for consulting services relating to the implementation of IFRS. In 2011, we did not incur in any expenses associated with audit related fees.

Tax Fees. We paid fees to Ernst & Young in the amount of Ps. 0.2 million, in 2009, associated with tax compliance and tax consultation. In 2011 and 2010, we did not incur in any expenses associated with tax compliance.

Other Fees. We paid no fees in 2010 and 2011 other than those set forth above to BDO or Moore Stephens.

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

The Audit Committee approved all of the services incurred in 2009, 2010 and 2011, described as “Audit Fees,” “Audit Related Fees”, “Tax Fees”, and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

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

Code of Conduct and Ethics. In compliance with Mexican law, we have a code conduct and ethics for our directors or executive officers. Also, our directors’ and executive officers’ conduct is subject to the applicable provisions of the Mexican Securities Market Law and the regulations issued by the CNBV

PART III

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
103

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón

Chief Executive Officer

By: /s/ Adolfo Luna Luna

Adolfo Luna Luna

Chief Financial Officer

Dated: May 15, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) (subsidiary of Industrias CH, S.A.B. de C.V.) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit. We did not audit the combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates as of December 31, 2011 and 2010, acquired by the Company on May 31, 2008, which total combined assets represent approximately 10% and 15% of the total consolidated assets at those dates, respectively and its net combined sales for the years then ended represented approximately a 11% and 18% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations, the changes in stockholders’ equity and cash flows for the years then ended, in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 25 to the consolidated financial statements).

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and its subsidiaries and affiliates. The effectiveness of Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporacion Aceros D.M., S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting, is based solely on the report of the other auditors. Our report dated April 25, 2012 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Compania, S.C.

/s/ Carlos Rivas Ramos C.P.C.
Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico

April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V. and Subsidiaries

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flow of Grupo Simec S.A.B. de C.V. and Subsidiaries (the “Company”) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the combined financial statements of Corporacion Aceros D.M., S.A. de C.V. and affiliates, which statements reflect total combined revenues of Ps. 3,724,960 (thousand), for the year ended December 31, 2009. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporacion Aceros D.M., S.A. de C.V. and affiliates, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Grupo Simec S.A.B. de C.V. and Subsidiaries for the year ended December 31, 2009 in conformity with Mexican financial reporting standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 25 to the consolidated financial statements).

As disclosed in Note 11, during 2009, the Company adopted MFRS C-8, Intangible Assets. The application of this standard was prospective in nature.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

/s/ Alejandro Cecena

C.P.C. Alejandro Cecena

Guadalajara, Jalisco, Mexico
September 17, 2010

Corporacion Aceros D.M., S.A. de C.V. and Affiliates

1: Audit Report on the Combined Financial Statements for the years ended as of December 31, 2011, 2010

We have audited the accompanying Combined Balance Sheets of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates as of December 31, 2011, 2010 and 2009, as well as the related Combined Income Statements, Statements of Changes in Stockholders' Equity and Cash Flows Statements, for the years then ended. These financial statements are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates, as of December 3 1, 201 1, 2010 and 2009, and the results of their operations, the changes in stockholders' equity , and the cash flows for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (See Note 20 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Corporación Aceros D.M., S.A. de C.V. and subsidiaries and affiliates internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

San Luis Potosi, S.L.P., April 23, 2012

/s/ Marcelo de los Santos Anaya
Marcelo de los Santos Anaya, C.P.A.
Professional Identity Card 1649173
A.G.A.F.F. Register 10374

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(In thousands of Mexican pesos)

	2011		2010
Assets Current assets: Cash and cash equivalents (Note 4-c)	Ps.	6,537,088	Ps.	3,384,917
Accounts receivable: Trade		3,296,377		2,702,587
Related parties (Note 6)		169,018		126,145
Recoverable taxes (Note 7)		500,688		677,982
Other receivables		8,283		53,358
		3,974,366		3,560,072
Less: allowance for doubtful accounts		264,698		237,379
Total accounts receivable, net		3,709,668		3,322,693
Inventories, net (Note 8)		5,760,120		5,218,304
Prepaid expenses (Nota 9)		193,985		262,708
Total current assets		16,200,861		12,188,622
Non-current inventories (Note 4-f)		1,792,040		1,605,968
Property, plant and equipment, net (Note 10)		9,475,562		9,453,237
Intangible and other non-current assets, net (Note 11)		3,801,003		4,101,141
Total assets	Ps.	31,269,466	Ps.	27,348,968
Liabilities and stockholders’ equity Current liabilities:
Short-term debt (Note 12)	Ps.	4,225	Ps.	3,732
Accounts payable to suppliers		2,294,701		2,162,801
Related parties (Note 6)		706,385		629,676
Derivative financial instruments (Note 13)		35,456		79,708
Taxes payable		246,247		434,220
Other Liabilities and accrued expenses		535,743		588,469
Total current liabilities		3,822,757		3,898,606
Long-term liabilities: Employee benefits (Note 14)		57,814		45,333
Deferred income taxes (Note 18)		3,071,885		2,735,601
Other long-term liabilities (Note 20-b)		48,187		51,003
Total long-term liabilities		3,177,886		2,831,937
Total liabilities		7,000,643		6,730,543
Contingencies and commitments (Note 20)
Stockholders’ equity (Note 16): Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		12,942,705		10,080,278
Translation effect in foreign subsidiaries, net (Note 4-b)		824,805		406,513
Fair value of derivative financial instruments Note 13)		(25,445)		(63,349)
Total controlling interest		22,092,965		18,774,342
Non-controlling interest (Note 17)		2,175,858		1,844,083
Total stockholders’ equity		24,268,823		20,618,425
Total liabilities and stockholders’ equity	Ps.	31,269,466	Ps.	27,348,968

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican pesos, except share and earnings per share figures)

	2011		2010		2009
Net sales	Ps.	29,270,498	Ps.	24,576,436	Ps	19,231,529
Cost of sales (Note 4-f)		25,624,612		22,249,503		18,979,483
Gross profit		3,645,886		2,326,933		252,046
Selling, general and administrative expenses (Note 4-f)		1,054,152		1,151,968		1,104,085
Operating income (loss)		2,591,734		1,174,965		(852,039)
Other (expenses) income, net (Note 3-m)		(113,706)		(186,078)		29,991
Impairment of intangible assets (Note 11)						(2,368,000)
Comprehensive financing cost: Interest income (expense) gain, net		2,410		(257)		(17,869)
Foreign exchange gain (loss), net (Note 4-b)		581,630		(207,240)		(78,429)
Comprehensive financial result, net		584,040		(207,497)		(96,298)
Income (loss) before income taxes		3,062,068		781,390		(3,286,346)
Income taxes (Note 18):
Current		(86,837)		159,107		(641,742)
Deferred		196,674		(46,671)		(1,423,410)
Total income taxes		109,837		112,436		(2,065,152)
Net income (loss)	Ps.	2,952,231	Ps.	668,954	Ps.	(1,221,194)
Net income (loss) attributed to:
Non-controlling interest (Note 17)	Ps.	89,804	Ps.	(267,547)	Ps.	(877,449)
Controlling interest		2,862,427		936,501		(343,745)
	Ps.	2,952,231	Ps.	668,954	Ps.	(1,221,194)
Controlling earnings per share (in thousands):
Weighted average shares outstanding (Note 16)		497,709		497,709		497,709
Income (loss) per share (controlling interest) (pesos) (Note 4-v)		5.75		1.88		(0.69)

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican pesos)

	Capital stock		Additional paid-in capital		Retained earnings		Translation effect in foreign subsidiaries

Balances at December 31, 2008 originally reported	Ps.	4,142,696	Ps.	4,208,204	Ps.	9,507,958	Ps.	595,165
Accounting changes in inventories valuation (See Note 4-f)						88,879

Balances at December 31, 2008		4,142,696		4,208,204		9,596,837		595,165

Comprehensive income:
Net loss for the year						(343,745)
Translation effect in foreign subsidiaries								(79,507)
Effect of market value of swaps net of deferred taxes
Effect of the adoption of the new MFRS C-8 (Note 11)						(109,315)

Balances at December 31, 2009		4,142,696		4,208,204		9,143,777		515,658

Comprehensive income:
Net income for the year		-				936,501		-
Translation effect in foreign subsidiaries		-		-		-		(109,145)
Effect of market value of swaps net of deferred taxes		-		-		-		-

Balances at December 31, 2010		4,142,696		4,208,204		10,080,278		406,513

Comprehensive income:
Net income for the year		-				2,862,427		-
Translation effect in foreign subsidiaries		-		-		-		418,292
Effect of market value of swaps net of deferred taxes		-		-		-		-

Balances at December 31, 2011	Ps.	4,142,696	Ps.	4,208,204	Ps.	12,942,705	Ps.	824,805

	Fair value of derivative financial instruments		Total controlling interest		Non-controlling interest		Total stockholders’ equity		Comprehensive income

Balances at December 31, 2008 originally reported	Ps.	(270,868)	Ps.	18,183,155	Ps.	3,122,342	Ps.	21,305,497
Accounting changes in inventories valuation (See Note 4-f)				88,879		53,861		142,740

Balances at December 31, 2008		(270,868)		18,272,034		3,176,203		21,448,237

Comprehensive income:
Net loss for the year				(343,745)		(877,449)		(1,221,194)	Ps.	(1,221,194)
Translation effect in foreign subsidiaries				(79,507)		(78,810)		(158,317)		(158,317)
Effect of market value of swaps net of deferred taxes		119,141		119,141				119,141		119,141
Effect of the adoption of the new MFRS C-8 (Note 11)				(109,315)				(109,315)

Balances at December 31, 2009		(151,727)		17,858,608		2,219,944		20,078,552	Ps.	(1,260,370)

Comprehensive income:
Net income (loss) for the year		-		936,501		(267,547)		668,954	Ps.	668,954
Translation effect in foreign subsidiaries		-		(109,145)		(107,800)		(216,945)		(216,945)
Effect of market value of swaps net of deferred taxes		88,378		88,378		(514)		87,864		87,864

Balances at December 31, 2010		(63,349)		18,774,342		1,844,083		20,618,425	Ps.	539,873

Comprehensive income:
Net income (loss) for the year				2,862,427		89,804		2,952,231	Ps.	2,952,231
Translation effect in foreign subsidiaries				418,292		245,858		664,150		664,150
Effect of market value of swaps net of deferred taxes		37,904		37,904		(3,887)		34,017		34,017

Balances at December 31, 2011	Ps.	(25,445)	Ps.	22,092,965	Ps.	2,175,858	Ps.	24,268,823	Ps.	3,650,398

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Years ended December 31, 2011, 2010 and 2009
(In thousands of Mexican pesos)

	2011		2010		2009
Operating activities: Income (loss) before income taxes	Ps.	3,062,068	Ps.	781,390	Ps.	(3,286,346)
Charges (credits) to results not requiring cash:
Depreciation and amortization		1,001,098		1,098,208		1,047,882
Impairment of intangible assets		—		—		2,368,000
Provision for employee benefits		12,481		12,193		35,708
Unrealized foreign exchange (gain) loss Cancellation of other assets (Note 3-m)		(664,023)		117,453 117,457		- -
Allowance for doubtful accounts		7,578		(115,036)		129,865
Allowance for inventories		118,705				—
Accrued interest		(2,410)		1,858		17,680
		3,535,497		2,013,523		312,789

Changes in:
Trade receivable, net		(431,775)		(336,840)		630,548
Related parties receivables		(42,873)		(62,897)		48,764
Inventories, net		15,095		(176,173)		2,103,460
Recoverable taxes, other accounts receivable and prepaid expenses		407,890		330,641		79,464
Accounts payable to suppliers		(45,518)		331,836		(1,338,235)
Related parties payable		(182,811)		102,993		(98,413)
Taxes and other accounts payable		(294,309)		(182,379)		(361,591)
Income tax recoverable (paid)		(6,922)		323,374		(217,285)
Resources provided by operating activities		2,954,274		2,344,078		1,159,501
Investing activities:
Investment in shares (Note 3-m)		—		(187,433)		—
Acquisition of property, plant and equipment		(432,000)		(496,361)		(263,207)
Increase in other noncurrent assets		(34,200)		(8,794)		818
Proceeds from sale of machinery and equipment						6,114
Resources used in investing activities		(466,200)		(692,588)		(256,275)
Financing activities:
Financial debt payment		—		(8,656)		(8,800)
Loans received from related parties		74,963		323,720		1,189,850
Payments to related parties		(51,225)		(442,688)		(709,219)
Interest collected (paid)		2,410		1,204		(2,494)
Resources provided by (used in ) financing activities		26,148		(126,420)		469,337
Net increase in cash and cash equivalents		2,514,222		1,525,070		1,372,563
Effect of exchange rate fluctuation on cash and cash equivalents		637,949		(89,053)		(404)
Cash and cash equivalents at beginning of year		3,384,917		1,948,900		576,741
Cash and cash equivalents at end of year	Ps.	6,537,088	Ps.	3,384,917	Ps	1,948,900

See accompanying notes to consolidated financial statements.

GRUPO SIMEC, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2011, 2010 and 2010

(In thousands of Mexican pesos, except where other currency is indicated)

1.	Compliance with Mexican Financial Reporting Standards

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (hereinafter referred as “MFRS” or “Mexican Accounting Bulletin”), issued by the Mexican Financial Reporting Standards Board (Consejo Mexicano de Normas de Información Financiera, A.C.( Spanish initials CINIF).

2.	Activity of the Company

The principal activities of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the Company) are the manufacturing,, processing and distribution of special bar quality (“SBQ”), and structural steel in Mexico, United States of America (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (ICH).

3.	Basis of consolidation and significant transactions

The consolidated financial statements include the assets, liabilities, and results of Grupo Simec, S.A.B. de C. V. and its subsidiaries, each of which the Company owns more than 50% of the capital stock. All significant intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2011 and 2010 the subsidiaries of Grupo, Simec, S. A. B. de C. V. included in the consolidation are as follows.

Subsidiaries established in Mexico:	Percentage of equity owned	Main activity
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	Leasing
Arrendadora Norte de Matamoros S.A. de C.V. (1)	100.00%	Leasing
Arrendadora Simec, S.A. de C.V.	100.00%	Leasing
Simec International, S.A. de C.V.	100.00%	Producer
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	Leasing
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	Service provider
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	Trading
Procesadora Mexicali, S.A. de C.V.	99.99%	Purchase and sale of scrap
Servicios Simec, S.A. de C.V.	100.00%	Service provider
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	Freight
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	Service provider
Operadora de Metales, S.A. de C.V.	100.00%	Service provider
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	Service provider
Comercializadora Simec, S.A. de C.V.	100.00%	Trading
CSG Comercial, S.A. de C.V.	99.95%	Trading
Corporativos G&DL, S.A. de C.V.(2)	100.00%	Service provider
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	Trading
Siderúrgica de Baja California, S.A. de C.V.	99.95%	Trading
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	Service provider
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	Trading
Comercializadora MSAN, S.A. de C.V.	100.00%	Trading
Simec International 2, Inc (3)	99.99%	Producer
Simec International 3, Inc. (3)	99.99%	Producer
Corporación Aceros DM, S. A. de C. V. and Subsidiaries (4)	100.00%	Producer
Simec International 4, Inc. (3) y (4)	99.99%	Producer
Simec International 5, Inc. (3) y (4)	99.99%	Producer
Acero Transportes San, S. A. de C. V. (4)	100.00%	Freight
Simec Acero, S.A. de C.V.	100.00%	Trading
Corporacion ASL, S. A. de C. V. (2)	99.99%	Leasing
Simec International 6, S. A. de C. V. (2)	100.00%	Producer
Simec International 7, S. A. de C. V. (2)	99.99%	Producer

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (5) (6) y (7)	50.22%	Production and sale
Pacific Steel, Inc. (6)	100.00%	Purchase and sale of scrap
Pacific Steel Projects, Inc. (6)	100.00%	Investment projects
Simec Steel, Inc. (6)	100.00%	Treasury
Simec USA, Corp. (6)	100.00%	Trading
Undershaft Investments, NV. (8)	100.00%	Holding
GV do Brasil Industria e Comercio de Aco LTDA (9)	100.00%	Production and sale

(1)	Company sold on May 2011.
(2)	Entities incorporated in 2010.
(3)	Entities that changed their address and fiscal authority, to the state of California, USA in 2011. Since the change, the main activity of these entities is the acquisition of new business or projects.
(4)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For the purpose of these Notes to Consolidated Financial Statements, these companies are named as “Grupo San”.
(5)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiary.
(6)	Companies established in the United States of America, except for one facility that is established in Canada.
(7)	SimRep does not have important transaction or assets, except for the investment on Republic Steel. Before September 2011 the name of this subsidiary was Republic Engineered Products, Inc.
(8)	Subsidiary established in Curacao.
(9)	Subsidiary established in Brazil. (See paragraph k, below)

Significant transactions

a)	In February 2011, Republic, through two of its wholly owned subsidiaries (Solon Wire Processing LLC, formerly REP Acquisition LLC, and the newly formed Republic Memphis LLC) acquired certain land, plants, machinery and equipment from BCS Industries LLC and affiliates (“Bluff City Steel”) for cash of US$ 2.5 million and the essential forgiveness of US$ 6.0 million of net receivables due from Bluff City Steel to Republic. Prior to the acquisition, Bluff City Steel was a vendor to the Company that performed certain production processes. The Company made the acquisition to make these processes part of its internal production process.

b)	In November 2011, Republic entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement has an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation.

On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is US$30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Income.

The purchaser shall have no recourse against Republic if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic (as defined by the Uniform Commercial Code).

For the year ended December 31, 2011, the Company sold a face amount of US$11.0 million of accounts receivable to the purchaser. Discount fees incurred pursuant to this agreement were approximately US$0.2 million for the year ended December 31, 2011. There was US$ 0.9 million of accounts receivable factored which had not been collected by the purchaser at December 31, 2011, and therefore was subject to charge-back to the Company.

c)	On May 20 and October 3, 2011 in Extraordinary Shareholders Meetings, Simec International 2, S.A. de C.V., Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V., changed their address and tax authority to report to the State of California, USA, transforming them in Incorporated Companies in accordance with the laws and regulations of the State of California, USA.

d)	On May 31, 2011 Grupo Simec S.A.B. de C.V. (Simec) sold their share capital in Arrendadora Norte de Matamoros, S.A. de C.V. to Perfiles Comerciales Sigosa, S.A. de C.V. (a subsidiary of ICH) in Ps. 42.5 million. This amount was paid in cash.

e)	On May 2, 2011 in Extraordinary Shareholders Meetings of Acero Transportes, S.A. de C.V. and Acero Transportes San, S.A. de C.V. (subsidiaries of Grupo San), it was authorized the merger of the two subsidiaries. Acero Transportes, S.A. de C.V. was merged into Acero Transportes San, S.A. de C.V. using the financial statements of April 30, 2011.

f)	On September 1, 2011 in Extraordinary Shareholders Meetings of Procesadora Industrial San, S.A. de C.V. and Malla San, S.A. de C.V. (subsidiaries of Grupo San), it was authorized the merger of the two subsidiaries. Procesadora Industrial San, S.A. de C.V. merged into Malla San, S.A. de C.V. using the financial statements of July 31, 2011.

g)	On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL, S.A. de C.V. all the shares held in on Corporación Aceros DM, S.A de C.V., totalling 627,305,446 shares (99.9% of the common stock) with a value of Ps. 3,200 million, with a down payment of Ps. 63 million and the remaining of Ps. 3,137 million will be paid with a security with a due date on April 30, 2012. This transaction generate a tax loss of Ps.7,860 million. According with actual Mexican Tax Law (Ley de Impuesto Sobre la Renta) this amount only its deductible against future gains related to shares sales. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand against the actual law which limit the deduction of this tax loss related to shares sales.

h)	On May 31, 2010 in the Extraordinary Shareholders Meeting of Arrendadora Simec, S.A. de C.V., it was authorized to split certain assets, liabilities and equity to a newly formed entity, Corporacion ASL, S.A. de C.V. This new Company assumed the operation of Arrendadora Simec, S.A. de C.V.

i)	On June 28, 2010, Simec International 6, S.A. de C.V. was incorporated The activity of this new company is the production of steel and started operations in November of 2010.

j)	On June 30, 2010, in the Extraordinary Shareholders Meeting of Simec International, S.A. de C.V., it was authorized to split certain assets and equity, to a newly incorporated entity, Simec International 7, S.A. de C.V. The asset transferred was the investment in the shares of Corporacion Aceros DM, S.A. de C.V.

k)	On September 3, 2010 a Brazilian entity GV do Brazil Industria e Comercio de Aco LTDA, was incorporated. On August 5, 2011 that company acquired 1,300,000 square meters of land on Pindamonhangaba, Sao Paulo State, Brazil, in the amount of US$8 million, where is going to be built a new steel facility that it is in the process of construction and it will start operations approximately on August, 2013. Grupo Simec as holding of 100% of the shares of GV do Brazil, its acquiring the machinery and will transfer it to the subsidiary as a contribution of common stock, when those assets are shipped. The budget for the project will be US$ 236 million (Integrated for US$ 171 million and $ 65 million as foreign investment incentives granted by the Brazil Government. The facility will have a production capacity of 520,000 tons of billet and 400,000 tons of finish goods of rebar and wire in the beginning, this production will be marketed to the construction sector and the company will have approximately 800 workers.

l)	On October 21, 2010 in the Extraordinary Shareholders Meeting of Arrendadora Simec S.A. de C.V. the dissolution of the company was approved.

m)	On November 2, 2010, the Company acquired 100% of the shares of Lipa Capital, LLC. (Lipa Capital) from Sbq Partners, LLC., owner of the intellectual property of interest to the Company. The total cost of this acquisition amounted to Ps. 187,433 (US$ 15.2 million) and the equity amounted to Ps. 69, 976. This acquisition resulted in the recording of an intangible asset of Ps. 117,457 related to a patent of the acquired entity. This intangible asset was subsequently written off and expensed in the consolidated income statement for the year ended December 31, 2010 because the Company ultimately concluded that such patent would not be generating additional cash flows. This amount is part of other expenses included in the consolidated statement of income. The Company transferred Lipa Capital’s jurisdiction from the United States of America to the United Mexican States on December 7, 2010 and merged it with Simec International 6, S.A. de C.V., on December 9, 2010.

4.	Summary of significant accounting policies.

The significant accounting policies followed by the Company are summarized below:

a.	Recognition of the effects of inflation on the financial information

According with the MFRS B-10, the effects in the inflation are recognized only when the economic environment has been qualified as inflationary (cumulative inflation equal or more to 26% in the last three years previous).

Since the accumulated inflation in the previous three years of the financial statements attached hereto was lower than 26%, the economic environment has been qualified as non-inflationary, therefore, the financial statements for years 2011, 2010 and 2009 attached hereto are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007. Accumulated inflation in the last three years prior to 2011 and 2010 rose to 15.2% and 14.5%, respectively.

The application of Bulletin B-10 “Recognition of Inflation Effects in Financial Information” was effective until December

31, 2007, therefore the amounts of capital stock, additional paid in capital and retained earnings were restated in Mexican pesos with purchasing power at December 31, 2007, applying factors derived from the Mexican National Consumer Price Index (NCPI). See note 4-h.

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

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with MFRS B-15 “Conversion of foreign currencies”. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. This rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar (US Dollar or US$) was considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries and Pacific Steel Inc., and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA.; therefore the financial statements of these foreign subsidiaries were translated into Mexican pesos by applying:

The exchange rates at the balance sheet date to all assets and liabilities.

The historical exchange rate for stockholders’ equity accounts, revenues, costs and expenses.

The historical exchange rate for revenues, costs and expenses of the year reported.

The difference resulting from the translation processes, is recognized as accumulative translation adjustment as part of translation effect in foreign subsidiaries in stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiaries Simec USA, Corp., Pacific Steel Projects, Inc., Simec Steel, Inc. and Simec International 2, 3, 4 and 5, these last established in the United State of America in 2011, while the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows:

z	Monetary assets and liabilities by applying the exchange rates at the balance sheet date.

z	Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate,

z	Revenues, costs and expenses at the historical exchange rate. The effect of non-monetary assets and liabilities in the income of the year, such depreciation and cost of sales, are translate at historical exchange rate corresponding to the balance sheet date.

Translation differences were carried directly to the income statement as part of the comprehensive financing cost under the caption foreign exchange gain, net. As of December 31 2011 the gain amounted to Ps. 813,146 (loss in 2010 amounting Ps. 106,768).

c.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments whose original maturity is less than three months. These investments are valued at cost plus accrued yields. The value so determined is similar to their fair value. As of December 31, 2011 and 2010, those investments amounted to Ps. 5,310,217 and Ps. 2,615,518, respectively.

d.	Derivative financial instruments

During 2011, 2010 and 2009 the Company used derivative financial instruments for hedging risks associated with natural gas prices, and this commodity its used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

The risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, are covered through the use of natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s cost of sales.

The derivative financial instruments are presented in the Consolidated Financial Balance sheets at fair value, based on the original agreement. In a monthly basis fair value is recalculated and the related assets or liabilities are restated based on a new estimation. . The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. As of December 31, 2011, 2010 and 2009, the fair value of derivative instruments that did not qualify as hedging instruments were adjusted through the income statement of the year. For the derivatives that qualified for hedge accounting cash flow their fair value was adjusted through the Stockholders’ equity in the caption of comprehensive income, net of the effect of the deferred income tax. See note 13.

A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. To the end of 2011, 2010 and 2009 the fair value of derivatives was effective.

e.	Allowances for doubtful accounts

Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers deteriorates, resulting in their inability to make payments, additional allowances may be required. The Company also records allowances for accounts receivable for customers based on a variety of factors, including pricing adjustments, length of time receivables are past due, and historical experience.

f.	Inventories and cost of sales

Inventories are recorded at the acquisition cost and production, which do not exceed the market value. The allocation of cost used is the average cost. Cost of sales its determined using that formula.

Before January 1, 2011 the inventories were determined with the direct costing system. In that valuation system, indirect cost of production were not included in the production cost, and are recorded directly in the income statement as operating expense, based on the consideration that the cost should not be affected by the fixed expenses.

From January 1, 2011 the amendment to MFRS C-4 (“inventories”) prohibits the use of direct costing to determine the value of inventories, from this date, the indirect cost of production have to be included as part of the production cost ( full absorption cost), therefore, for comparison purposes and according with the MFRS B-1 “Accounting changes and error corrections”, the financial statement of 2010 and 2009 here included were restructured. . The cumulative effect derived from this change amounted to Ps. 160,675, Ps 96,658 and Ps. 142,740 as of December 31, 2010, 2009 and 2008, respectively, net of the deferred income tax. The effect to the controlling interest amounted to Ps. 101,030, Ps. 68,072 and Ps. 88,879, respectively.

As a result of this adoption, the indirect cost previously presented in the Consolidated Income Statement in the caption Indirect overhead, selling, general and administrative expenses in 2010 and 2009, amounting Ps. 1,809,976 and Ps. 1,673,421 were reclassified to cost of sales.

The Company classifies rollers and spare parts as long-term inventories, which in accordance with historical data and production trends will not be used in the short-term (one year).

As of December 31, 2011 and 2010, the Company has inventory of raw materials (coke) which, due to low production in one facility of Republic, has not been used in the past 3 years, for these reason this inventories are classified in the long term. The amount at this date, included in long-term inventories, totaled Ps.1,651,875 and Ps. 1,450,352 respectively. The inventory balance includes a provision to lower of cost market amounting to Ps. 765,848 and Ps. 671,287 as of December 31, 2011 and 2010, respectively.

g.	Reserve for slow-moving inventory

The Company follows the practice of providing a reserve for slow-moving inventory, considering the totality of products and raw materials that show impairment or degradation for future use.

h.	Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Assets acquired in 2007 and prior years include a restatement determined by applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost, except machinery and equipment of foreign origin which was updated using the inflation rates in the country of origin and fluctuation in exchange rates in relation to Mexican peso.

Depreciation of property, plant and equipment is computed using the straight-line method, based on the estimated remaining useful lives of the related assets determined by the Company. The mentioned restatement is debited to results of operations as the related asset is depreciated or disposed.

The estimated useful lives of the Company’s main assets are the following:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

i.	Comprehensive Financing Cost (CFC)

In the case of assets who require a substantial period of time for its use, comprehensive financing cost is capitalized as incurred during the period of construction and installation of property, plant and equipment during the construction process. The amount of capitalized financing costs results from the application of the financial weighted average capitalization rate to the investment in qualified assets over the period of acquisition. In the case of foreign currency financing, the comprehensive financing cost includes in addition the corresponding exchange gains and losses, net of valuation effects of hedging instruments associated with such loans. The comprehensive financing cost includes (i) the interest cost, (ii) any foreign currency fluctuations, and (iii) the related monetary position. Until December 31, 2007, such costs were restated based on the NCPI factors from the date capitalized through year-end and amortized over the average depreciation period of the related assets.

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

When the lesser retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

k.	Intangible assets and goodwill

Intangible assets and goodwill are recorded at acquisition cost. Those acquired in 2007 and prior years include a restatement determined by applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. Intangibles assets that have definite life are amortized based on their estimated useful life through the straight-line method by the Company. (see note 11). The restatement referred above is charged to expense as the asset is amortized or disposed. Intangible assets indefinite life and goodwill (generated in the acquisition of Grupo San) are not subject to amortization.

Impairment tests are made on an annual basis on intangible assets with indefinite lives, including goodwill, as well as over those intangibles with finite life whose amortization period exceeds 20 years from the date on which it was available for use.

l.	Impairment of long-live assets and their disposal

The Company and its subsidiaries review the book value of their long-lived assets, including the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”. To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above. When there is an intention of sell assets, these must be presented in the financial statements at lower of historical (or restated value as of December 31, 2007 if the asset was acquired in prior years) or fair value.

m.	Environmental Costs

Based on information currently available, Republic established a liability for an amount considered appropriate to cover costs of environmental remediation that are probable of being incurred in the future. The amount was determined based on information currently available, current technology, applicable environmental laws and current regulations, and also considered the effects of inflation and other social and economic factors that could have an effect, in accordance with accounting Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” of MFRS. See note 20

n.	Use of estimates

The preparation of consolidated financial statements according with the MFRS requires management of the Company to make reasonable estimates that can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reported that arise during the year. Actual results could differ from these estimates.

The Company has made accounting estimates with respect to the valuations for accounts receivable, inventories, long- term assets and useful lives, valuation of derivatives, deferred tax assets and liabilities, benefits to employees, environmental obligations and others.

o.	Accruals and contingencies

Accruals are recognized whenever (i) has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a transfer of assets or the rendering of services will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

Accruals are recognized only when a cash disbursement to settle the contingent obligation is probable.

p.	Employee benefits

The subsidiaries of the Company that have employees recognize the criteria established in MFRS D-3 “Employee benefits”. This MFRS establishes three types of benefits to employees: direct short and long-term benefits, at the end of the labor relation and upon retirement.

The liabilities due to employee benefits granted by the entity are determined as follows:

z	The liabilities for direct short-term benefits are recognized as incurred, based on the current salaries, expressed at their nominal value. As of December 31, 2011, 2010 and 2009 there are no direct long-term benefits.

z	The liabilities due to termination benefits of the labor relation before reaching retirement age are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet, using for said purpose certain assumptions and hypotheses determined by independent actuaries. The remunerations included in the determination of these liabilities correspond to severance indemnities and seniority premium attributable to death, disability, severance and voluntary retirement before retirement date, all of these determined in accordance with the applicable labor laws. Actuarial gains and losses are immediately recognized in the results of the year. Transition liabilities and the changes to the plan pending amortization as of December 31, 2007 are amortized through the straight-line method in five years.

z	The liabilities due to post-employment benefits are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet. The remunerations included in the determination of these liabilities correspond to seniority premium for retirement. See Note 14.

Actuarial gains and losses, as well as the changes to the plan pending to be amortized are amortized on the basis of the remaining average work life of the workers that are expected to receive the benefits. Transition liabilities as of December 31, 2007 are amortized through the straight-line method in five years.

z	The liabilities due to the retirement and termination of the labor relation before reaching retirement age, as well as the related net costs are determined according to the unit credit method, based on projected salaries, using for that purpose certain assumptions and hypotheses determined by independent actuaries. See Note 14.

z	The deferred employee profit sharing (EPS) is recognized on the basis of the assets and liabilities method established in MFRS D-4, “Income taxes”, which is determined based on the temporary differences between accounting and tax values of the assets and liabilities of the entity, in those cases where it is likely to realize the liability or benefit that may be originated and there are no signs that this situation will change in such a way that the liabilities or benefits cannot materialize in the future. As of December 31, 2011 and 2010, temporary differences are not material and consequently no provision was recorded.

q.	Comprehensive income

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

Costs and expenses showed in the statements of income are derived from primary activities of the Company and that represent its main source of revenues. Considering the practices of the industry were operates, the Company considers the best way to present its costs and expenses in the statement of income is by function. This classification shows in generic headings, the types of costs and expenses based on the contribution to the different levels of income or loss of such statements.

Operating income is presented in the consolidated income statement, considering that this disclosure contributes to a better understanding of economic and financial performance of the entity, determined according to the Guidance to Financial Reporting Standards (ONIF-1) issued by the CINIF.

s.	Concentration risk

Cash amounts in excess of current requirements are deposited in bank institutions with qualified credit ratings, which are located in different geographical regions. Practice of the company is designed not to limit exposure to a single financial institution. The Company uses derivative instruments as mentioned in Note 4-d and these contracts contain the risk that the counterparty does not fully comply with its obligations, which could result in a material loss. The Company sells its products in the domestic market to a large base, which is geographically diverse; consequently, there is no significant concentration in a specific customer or region. In the case of the U.S. market, in 2011 and 2010, the five largest customers of Republic accounted for approximately 24.3% and 23.4%, respectively, of consolidate revenue in the United States.

t.	Revenue recognition

Revenue is recognized in the period in which the risks and benefits of inventories are transferred to the customer that acquired them, which usually occurs with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

u.	Income taxes

The income taxes (Income Tax and/or Business Flat Tax) recorded in the year’s results are based on criteria established in MFRS D-4 “Income Taxes”. According to that MFRS, the current tax determined on the basis of the tax provisions in force is recorded in the income of the year to which it is attributable. The deferred taxes are determined on the basis of the assets and liabilities method established in mentioned MFRS, which consists of comparing the accounting and tax values of the assets and liabilities of the entity, from which both deductible and accruable temporary differences arise. The respective tax rate is applied to all the resulting temporary differences and they are recognized as a deferred asset or liability. The deferred asset tax, is recorded only when there is a possibility for their recovery.

The Company follows the practice of recognizing the benefits for the amortization of income tax carry forward losses in the year that the amortization occurred except when the losses arise from expenses in excess and it is considered that these carry forward tax losses will be amortized in future years.

The Company applied on a supplementary basis to MFRS, ASC 740-10-25 “Income taxes” Acquired Temporary Differences in Certain Purchases Transactions that are not Account for as Business Combinations of the Generally Accepted Accounting Principles in the USA, for the acquisition of companies with tax losses carry-forward (NOLs). The deferred credit is amortized to result of operations in the same proportion to the realization of the tax benefits that gave rise to the deferred credit.

v.	Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

w.	Segments Information

Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes. See Note 19.

5.	Foreign Currency Position

As of December 31, 2011 and 2010 financial statements include foreign currency denominated assets and liabilities as follows:

	(Figures in thousands of dollars)
	2011		2010
Current Assets:
Cash and cash equivalents	US$	423,746	US$	239,943
Accounts receivable trade		135,093		130,446
Other accounts receivable		29,849		14,464
Total Assets		588,688		384,853

Current liabilities:
Suppliers		132,197		152,589
Related parties		50,567		48,524
Other accounts payable and accrued expenses		47,297		22,742
		230,061		223,855
Long term liabilities		3,444		4,128
Total liabilities		233,505		227,983
Net assets	US$	355,183	US$	156,870

The exchange rates used to translate U.S. currency amounts were Ps. 13.99 and Ps. 12.36 per U.S. dollar as of December 31, 2011 and 2010, respectively. As of April 24, 2012, issuance date of the financial statements in Mexico, the exchange rate was Ps. 13.21 per one US dollar.

A summary of transactions carried out for the years ended December 31, 2011, 2010 and 2009, in U.S. dollars, excluding transactions of foreign subsidiaries is as follows:

	Thousands of U. S. Dollars
	2011		2010		2009
Sales	US$	147,754	US$	207,271	US$	81,465
Purchases (raw material)		3,655		36,056		4,230
Other expenses (spare parts)		20,111		11,913		11,719
Paid interest				488		2,765

The Company has foreign subsidiaries, whose combined assets and liabilities are summarized below:

	Thousands of U.S. dollars
	2011		2010
Monetary current assets	US$	533,342	US$	294,778
Inventories and prepaid expenses		281,456		266,972
Short-term liabilities		(221,699)		(219,317)
Working capital		593,099		342,433

Property, plant and equipment		142,303		146,561
Other assets and deferred charges		12,032		12,806
Long-term inventory		118,072		117,370
Long-term liabilities		(62,546)		(52,172)
Stockholder´s equity	US$	802,960	US$	566,998

6.	Balances and transactions with related parties

Balances with related parties a as of December 31, 2011 and 2010 were as follows:

Accounts receivable:	2011		2010
Industrias CH, S. A. B. de C. V (1).	Ps.	104,207	Ps.	112,952
Compañía Laminadora Vista Hermosa, S.A. de C.V.		1,029		2,854
Operadora Construalco, S. A. de C. V.		483		321
Ferrovisa, S.A. de C.V.		11,084		9,755
Compañía Manufacturera de Tubos, S.A. de C.V.		39,943		263
Operadora Industrial de Herramientas, S.A. de C.V.		1,423		0
Joist del Golfo, S.A. de C.V.		7,033		0
Perfiles Comerciales Sigosa, S.A. de C.V.		3,625		0
Others		191		0
Total	Ps.	169,018	Ps.	126,145

Accounts payable:
Industrias CH, S. A. B. de C. V. (2)	Ps.	172,513	Ps.	154,750
Tuberias Procarsa, S. A. de C. V. (2)		416,107		366,615
Procarsa Tube and Pipe (2)		41,665		13,251
Pytsa Industrial de Mexico, S. A. de C. V. (2)		71,206		62,685
Aceros y Laminados Sigosa, S.A. de C.V. (2)		1,825		19,099
Perfiles y Comerciales Sigosa, S. A. de C. V.		0		3,084
Nueva Pytsa Industrial, S.A. de C.V.		0		7,520
Pytsa Industrial, S.A. de C.V.		2,154		1,985
Others		915		687
Total	Ps.	706,385	Ps.	629,676

(1)	This account receivable with ICH consists in recoverable income tax derived from the fact that some of the companies determine consolidated income tax. See note 18.
(2)	As of December 31, 2011 and 2010, the amount payable to these companies is related to loans that are denominated in US dollar. These promissory notes do not specify a maturity date and bear annual interest at 0.25%.

Other accounts receivable and payable are generated by purchase and sale of finished goods as part of the normal operations.

At the years ended December 31, 2011, 2010 and 2009, the significant transactions carried out with related parties are:

	2011		2010		2009
Sales	Ps.	30,613	Ps.	42,927	Ps.	149,682
Purchases		65,966		80,792		38,483
Interest expense		1,474		1,862		3,916
Administrative services expenditures		14,449		14,284		15,071
Direct short-term benefits		31,120		21,024		28,900

7.	Recoverable taxes

As of December 31, 2011 and 2010, the amount of recoverable taxes was as follows:

	2011		2010
Value Added Tax	Ps.	291,693	Ps.	562,746
Income Taxes		181,836		81,562
Business Flat Tax		27,159		33,674
	Ps.	500,688	Ps.	677,982

8.	Inventories

As of December 31, 2011 and 2010 inventories are comprised of the following:

	2011		2010
Finished goods	Ps.	2,300,861	Ps.	1,907,746
Work in process		67,318		199,215
Billet		1,381,204		1,447,574
Raw materials and supplies		1,470,682		1,215,045
Materials, spare parts and rollers		640,794		363,885
		5,860,859		5,133,465
Less allowance for slow moving		(130,924)		(3,808)
		5,729,935		5,129,657
Materials in transit		30,185		88,647
	Ps.	5,760,120	Ps.	5,218,304

9.	Prepaid expenses.

In compliance with the MFRS C-4 “Inventories” and MFRS C-5 “Prepaid expenses” the down payment paid to supplier in 2010 that were originally presented as part of inventories amounting Ps. 166,488 were reclassified to prepaid expenses. The balances of down payment as of December 31, 2011 and 2010 amounted Ps.193,985 and Ps. 262,708, respectively.

10.	Property, plant and equipment (in millions of pesos)

	Buildings		Machinery and equipment		Transportation equipment		Furniture and computer equipment		Land		Construction in progress		Total

Investment:
Amount as of December,31 2009	Ps.	2,914	Ps.	12,974	Ps.	105	Ps.	127	Ps.	820	Ps.	359	Ps.	17,299
Additions		84		268		2		2				141		497
Disposals						(1)								(1)
Conversion effect		(13)		(130)				(1)		(5)		(13)		(162)
Amount as of December 31, 2010		2,985		13,112		106		128		815		487		17,633
Additions		200		93		32				137		-		462
Disposals				(31)				(1)		(17)		-		(49)
Transfers				415								(415)		-
Conversion effect		39		347				3		13		6		408
Amount as of December 31, 2011	Ps.	3,224	Ps.	13,936	Ps.	138	Ps.	130	Ps.	948	Ps.	78	Ps.	18,454

Accumulated depreciatión:
Amount as of December 31, 2009	Ps.	743	Ps.	6,668	Ps.	43	Ps.	51	Ps.		Ps.		Ps.	7,505
Depreciation of the year		66		661		2		2						731
Conversion effect		(1)		(54)				(1)						(56)
Amount as of December 31, 2010		808		7,275		45		52						8,180
Depreciation of the year		44		600		2		1						647
Disposals				(19)										(19)
Conversion Effect		3		166				1						170
Amount as of December 31, 2011	Ps.	855	Ps.	8,022	Ps.	47	Ps.	54	Ps.		Ps.		Ps.	8,978

Net Value:
December 31, 2009	Ps.	2,171	Ps.	6,306	Ps.	62	Ps.	76	Ps.	820	Ps.	359	Ps.	9,794
December 31, 2010	Ps.	2,177	Ps.	5,837	Ps.	61	Ps.	76	Ps.	815	Ps.	487	Ps.	9,453
December 31, 2011	Ps.	2,369	Ps.	5,914	Ps.	91	Ps.	76	Ps.	948	Ps.	78	Ps.	9,476

Constructions in progress are primarily improvements to increase the installed capacity and yield of machinery and equipment. The estimated completion date of these constructions in progress is 2012 and the amount pending to be invested is Ps. 9 approximately.

As of December 31, 2011 and 2010, balances in property, plant and equipment include capitalized comprehensive financial cost as a complement to the acquisition cost amounting Ps. 524.

11.	Intangible and other noncurrent assets

As of December 31, 2011 and 2010, the item is comprised as follows.

	2011						2010
	Cost		Accrued amortization		Net value		Net Value		Amortization Period
Recorded trade mark	Ps.	75,352			Ps.	75,352	Ps.	66,489	*
Kobe Tech Contract		87,818	Ps.	46,952		40,866		39,586	12
Customer list		46,001		14,760		31,241		28,694	20
Total Republic (1)		209,171		61,712		147,459		134,769

Customers list		2,205,700		878,196		1,327,504		1,572,582	9
Non compete contract		394,700		353,585		41,115		139,790	4
Trademark San 42 (2)		329,600		0		329,600		329,600	*
Technological platform		8,800		6,307		2,493		4,253	5
Goodwill Grupo San (2)		1,814,160		0		1,814,160		1,814,160	*
Total Grupo San (3)		4,752,960		1,238,088		3,514,872		3,860,385
		4,962,131		1,299,800		3,662,331		3,995,154
Advance to suppliers of machinery and equipment. See Note 20		42,070				42,070
Other assets		96,602		0		96,602		105,987
	Ps.	5,100,803	Ps.	1,299,800	Ps.	3,801,003	Ps.	4,101,141

*	Intangibles assets with undefined life.

(1)	Intangible assets from acquisition of Republic.

(2)	In the period ended December 31, 2009, the Company recognized an impairment loss of Ps. 2,368,000, and decreased the value of the trademark San 42 and Goodwill in the amount of Ps. 16,000 and Ps. 2,352,000, respectively.

(3)	Intangible assets from acquisition of Grupo San.

Pursuant to the adoption of the new MFRS C-8 “intangible assets”, in 2009 the preoperative expenses amounting Ps. 151,826 were charged to retained earnings, net of its corresponding deferred income tax liability of Ps. 42,511. The net amount charged to retained earnings was $ 109,315.

The amortization of these assets recorded in the income statements for the years ended December 31, 2011, 2010 and 2009, amounted Ps. 354,098, Ps. 367,178 and Ps. 365,625, respectively.

12.	Medium Term Notes and Notes Payable

Medium Term Notes

On October 22, 1997 and August 17, 1998, the Company offered to holders of medium-term notes, to exchange their bonds at par, for new bonds denominated senior subordinated notes. The new notes bonds bear semi-annual interest each at an annual rate of 10.5% interest and capital repayments were semiannual from May 15, 2000 and until November 15, 2007. As of December 31, 2011, the amount of new notes not exchanged totaled US$ 0.3 plus accrued interest. As of December 31, 2011 and 2010 liabilities in pesos for the new notes not exchanged amounted to Ps. 4,225 and Ps. 3,732 respectively.

13.	Derivative financial instruments

The Company used derivative financial instruments, primarily to offset the exposure to variability in the price of natural gas. Derivative financial instruments used by the Company consist of natural gas swap contracts. These contracts are recognized on the balance sheet at fair value. The swaps from the Mexican operations are highly effective in mitigating the exposure to natural gas fluctuations, therefore those swaps are considered as cash flow hedges, and thus, the fair value of the swap is recorded in comprehensive income in stockholders’ equity.

In Mexico, as of December 31, 2011, the Company has contracted natural gas swaps with PEMEX Gas and Basic Petrochemicals (PGBP). In case of Republic the agreements were celebrated with Hess Corporation.

The following table shows the existing natural gas swap as of December 31, 2011:

Date of Contract	Starting Date	Ending Date	Type Swap	Price (US$) / MMBTU / G. CAL	Quantity	Units	Fair Value
10/09/2008	01/07/2011	30/06/2012	D.S. Swap	8.33	22,500	MMBTU	Ps.	8,447
29/10/2010	01/07/2011	30/06/2012	D.S. Swap	4.50	80,000	MMBTU		8,710
02/09/2008	01/07/2011	30/06/2012	D.S. Swap	8.47	4,000	MMBTU		1,541
04/11/2010	01/07/2011	30/06/2012	D.S. Swap	4.50	7,500	MMBTU		817
02/09/2008	01/07/2011	30/06/2012	D.S. Swap	8.47	6,875	MMBTU		2,648
04/11/2010	01/07/2011	30/06/2012	D.S. Swap	4.50	15,000	MMBTU		1,633
22/11/2011	01/01/2012	31/01/2012	Future	3.57	527,000	MMBTU		0
22/11/2011	01/01/2012	29/02/2012	Future	3.59	493,000	MMBTU		4,133
22/11/2011	01/01/2012	31/03/2012	Future	3.58	527,000	MMBTU		4,146
22/11/2011	01/01/2012	30/04/2012	Future	3.62	150,000	MMBTU		1,132
22/11/2011	01/01/2012	31/05/2012	Future	3.66	155,000	MMBTU		1,144
22/11/2011	01/01/2012	30/06/2012	Future	3.71	150,000	MMBTU		1,105
			Net derivative instruments liability					35,456
			Net liability booked in accounts payable					7,306
							Ps.	42,762

The following table shows the existing natural gas swap as of December 31, 2010:

Date of Contract	Starting Date	Ending Date	Type Swap	Price (US$) / MMBTU / G. CAL	Quantity	Units	Fair Value
25/06/2008	01/07/2008	30/06/2011	Swap	11.45	85,000	G.CAL.	Ps.	37,578
25/06/2008	01/07/2008	30/06/2011	Swap	11.45	45,000	MMBTU		19,894
25/06/2008	01/01/2009	30/06/2011	Swap	11.12	8,000	MMBTU		3,373
02/09/2008	01/01/2009	30/06/2011	Swap	8.44	4,000	MMBTU		1,025
02/09/2008	01/07/2011	30/06/2012	D.S. Swap	8.47	4,000	MMBTU		2,210
25/06/2008	01/01/2009	30/06/2011	Swap	11.12	24,000	MMBTU		10,121
02/09/2008	01/01/2009	30/06/2011	Swap	8.44	1,750	MMBTU		449
02/09/2008	01/07/2011	30/06/2012	D.S. Swap	8.47	6,875	MMBTU		3,799
November	November
and	and
December	December	January to			200,000 to
2010	2010	April, 2012	Future	4.00 to 4.41	350,000	MMBTU		1,259
			Net derivative instruments liability					79,708
			Net liability booked in accounts payable					12,067
							Ps.	91,775

As of December 31, 2011, the Company recognized a liability amounting to Ps. 42,762 and deferred income tax asset amounting to Ps. 13,429. The amount recorded in equity as part of comprehensive income in the year 2011 represented an income amounting to Ps. 34,017, which Ps.37,904 were related to the controlling interest.

As of December 31, 2010, the Company recognized a liability amounting to Ps. 91,775 and income tax asset deferred amounting to Ps. 27,612. The amount recorded in equity as part of comprehensive income in the year 2010 represented an income amounting to Ps. 87,864, which Ps. 88,378 were related to the controlling interest.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to results of operations in the following month. In the years ended December 31, 2011, 2010 and 2009, the Company recorded an increase of Ps. 205,278, Ps. 298,647 and Ps. 419,200, respectively to its cost of sales resulting from settled transactions.

In the case of Republic, its gas future contracts are also used to cover changes in the cost of natural gas. The contracts are usually no longer than one year.

14.	Employee benefits

Determination of the liability for employee benefits as of December 31, 2011, 2010 and 2009 is summarized below:

	Post- employment benefits		Termination benefits	2011 Total	2010 Total	2009 Total
Projected benefits obligation	Ps.	50,093	Ps. 29,800	Ps. 79,893	Ps. 75,325	Ps. 77,688
Net transition liability pending
to be amortized		(16,709)	(2,235)	(18,944)	(26,423)	(37,751)
Prior service cost and plan
amendments		(3,099)	(36)	(3,135)	(228)	(2,616)
Variations in assumptions and
experience adjustments		10	(10)	-	(3,341)	(4,181)
Accumulated benefit obligation	Ps.	30,295	Ps. 27,519	Ps. 57,814	Ps. 45,333	Ps. 33,140

Components of net cost of benefits plan to employees are as follows:

	Post- employment benefits		Termination benefits		2011 Total		2010 Total		2009 Total
Service cost	Ps.	2,659	Ps.	3,155	Ps.	5,814	Ps.	6,554	Ps.	8,098
Financial Cost		3,474		1,926		5,400		5,962		9,609
Amortization of transition
liability		4,662		1,906		6,568		6,903		1,342
Amortization of prior service
cost and plan amendments		(994)		234		(760)		52		6,872
Anticipated reduction of
Obligations		117		2,377		2,494		(4,568)		-
Variations amortization in
assumptions and experience
Adjustments		(304)		(1,408)		(1,712)		3,774		9,787

Net period cost	Ps.	9,614	Ps.	8,190	Ps.	17,804	Ps.	18,677.	Ps.	35,708

The most important assumptions used in determining the net period cost of the plans are:

	2011	2010	2009
Discount rate	7.5%	7.5%	8.0%
Actual rate of future salary increases	6.2%	5.5%	5.0%

As of December 31, 2011, the Mexican subsidiaries with employees did not generate Employees Profit Sharing (EPS). In 2010 and 2009, the expense EPS was Ps. 95 and Ps. 7,261.

15. Other employment benefit plans

Republic is the only subsidiary of the Company which offers additional benefits and pension plans to their employees. Benefit plans to these employees are described below.

a)	Defined Contribution Plans

Seventy-nine percent of the Republic´s employees are covered by a collective bargaining agreement with the United Steelworkers (USW).

The Company is required to make a contribution to the VEBA Benefit Trust for every hour worked by eligible employees. This welfare plan makes provision for retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. The labor agreement requires a contribution, by the Company, to the retirement healthcare plan of US$3.00 for every hour worked, not to be less than US$2.85 million per quarter, but not to exceed US$11.4 million per year. For the years ended December 31, 2011, 2010 and 2009, the Company recorded expenses amounting to US$8.5 million, US$11.4 million and US$ 11.4 million, respectively related to this welfare plan. Contributions are also made to the SWP Trust, a “qualified” pension benefit plan under ERISA regulations, at a rate of US$1.68 per hour as defined in the labor agreement. For the years ended December 31, 2011, 2010 and 2009, the Company recorded expenses amounting to US$6.0 million, US$7.1 million and US$ 7.1 million, respectively, related to this pension benefit plan. The Company recorded combined expenses amounting to US$14.5 million, US$18.5 million and US$ 18.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

On March 29, 2012, the USW and Republic ratified a new collective bargaining agreement. This collective bargain expires on august 15, 2016. The new labor agreement includes wage and benefit increases including two lump sum payments payable to active USW employees during 2012, and general wage increases in 2013, 2014, and 2015. Company contributions to fund the Republic Retirement VEBA Benefit Trust (Benefit Trust) were reduced by US$2.0 million per year beginning in 2012. In addition, the quarterly contribution amount was suspended effective the fourth quarter of 2011 and continuing through the third quarter of 2012. Contributions to the Benefit Trust will resume during four quarter 2012 at a quarterly rate of approximately US$2.4 million with an increase to a US$2.6 million quarterly rate beginning in the second quarter 2013.

The Company has a defined contribution 401K retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participants age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100.0% vested in both their and the Company’s matching 401(k) contributions. For years ended December 31, 2011, 2010 and 2009, the Company recorded expense of US$2.1 million, US$2.0 million and US$ 1.9 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401K retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

b)	Profit Sharing Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of the year, the contribution will be based upon annual pre-tax income up to US$50.0 million multiplied by 2.5%, US$50.0 million to US$100.0 million multiplied by 3.0%, and above US$100.0 million multiplied by 3.5%, less the previous payouts during the year. Profit sharing earned, accrued and expensed was US$1.0 million for the year ended December 31, 2011. There was no profit sharing earned, accrued or recorded for the years ended December 31, 2010 and 2009.

Republic Steel has a profit sharing plan for all salaried and nonunion hourly employees that is a function of achieving business plan EBITDA objectives. The Company paid US$0.3 million for profit sharing at December 31, 2011 related to 2011 performance. However, the amounts paid in 2011 were discretionary as the financial thresholds of the profit sharing plan had not been reached in any quarter or for the year. No profit sharing was accrued or expensed for the year ended December 31, 2010 and 2009.

c)	Incentive Compensation Plans

The Company has various compensation plans that are based on attaining certain Business Plan and other performance targets for the financial calendar year. The objectives are measured on a quarterly basis. Individuals designated as participants in these plans are excluded from the Company’s regular profit sharing plan. For the years ended December 31, 2011, 2010 and 2009, there were no incentives earned under these plans as the target thresholds for the respective years were not achieved.

16.	Stockholder´s equity

The most significant characteristics of stockholders’ equity accounts are described below:

a.	Capital stock structure

As of December 31, 2011, the capital stock of Grupo Simec, S.A.B. de C.V., is represented by 497,709,214 common shares corresponding to “B” series of free circulation, without nominal value. The minimum fixed capital not subject to withdrawal is Ps. 441,786 (nominal amount).

b.	Legal Reserve

The Company’s net income is subject to the application of 5% to the legal reserve until it represents 20% of the nominal capital stock. The legal reserve is not subject to cash distribution, but may be capitalized and is included in retained earnings. At December 31, 2011, the legal reserve of the Company amounted to Ps. 484,045 (nominal pesos), representing 20% of nominal capital.

c.	Dividends and capital refunds

Retained earnings are subject to taxes if distributions are paid in cash, except when they are paid from “net tax profit account” or “CUFIN”. Also, the capital refunds that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2011, the CUFIN of Grupo Simec, S. A.B. de C.V. and its subsidiaries amounted to Ps. 1,083,964. At that date the balance of the CUCA of Grupo Simec, S. A.B. de C.V. amounted to Ps. 8,568,530.

d.	Comprehensive Income

Comprehensive income reported on the consolidated statement of changes in stockholders’ equity represents the result of all the Company’s activities during the year and includes the following captions, which in conformity with Mexican Financial Reporting Standards, were applied directly to stockholders’ equity, except for the net (loss) income:

	2011		2010		2009

Net income (loss)	Ps.	2,952,231	Ps.	668,954	Ps.	(1,221,194)
Fair value of derivative financial instruments		48,200		124,464		159,453
Deferred taxes in fair value of derivative financial instruments		(14,183)		(36,600)		(40,312)
Translation effect of foreign subsidiaries, net		664,150		(216,945)		(158,317)
Total comprehensive income (loss)		3,650,398		539,873		(1,260,370)
Noncontrolling interest (1)		331,775		(375,861)		(956,259)
Controlling interest	Ps.	3,318,623	Ps.	915,734	Ps	(304,111)

(1)	The non-controlling interest is the due to the investment of Industrias CH, S.A.B. de C.V. (Holding Company) in SimRep Corporation and subsidiaries.

17.	Non-controlling interest

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

18.	Income taxes

The Company is subject to income tax (IT) and the Business Flat Tax (BFT)

Grupo Simec, S.A.B. de CV and some of its subsidiaries consolidate their taxable income with its parent company ICH. In accordance with the provisions of the Income Tax Law, ICH and each of the subsidiaries determine their taxes individually, and have the obligation to pay the minority portion of those taxes directly to the Mexican Tax Authorities. The majority income tax, for consolidation purposes, is covered by the holding company. Grupo Simec, S.A.B. de C.V. and its subsidiaries calculate and book its provision for taxes on a standalone basis.

BFT was incurred at the rate of 17.5%. The basis of the tax is determined by totaling the revenues collected, less certain deductions paid, including purchases of inventories and investments in fixed assets. The tax incurred may be decreased by certain credits related to wages and salaries, Social Security contributions, investments in fixed assets that were not deducted at the time the Law was enacted, part of the inventories, among others, as well as the income tax effectively paid in the year. On such basis, the BFT will be paid only for the difference between the income tax and the BFT incurred, when the latter is higher.

With the entry into force of the BFT Act, the Act of Asset Tax (IMPAC) was revoked, establishing a new procedure for requesting a refund of recoverable asset tax paid in the previous ten years during which in no instances exceeded 10% of the asset tax paid in 2005, 2006 and 2007. Based on these changes, the Company has determined that the cumulative recoverable IMPAC as of December 31, 2011 for Ps. 106,869 will not be recovered based on the prospective analysis of its results from operations and accordingly this amount has been reserved in its entirety.

In December 2009 some amendments to the Income Tax Act were published effective January 1, 2010. The most significant change is the change in the income tax rate, which for 2010, 2011 and 2012 is 30%, in 2013 the rate will be 29% and from 2014 and thereafter will return to 28%.

Based on financial projections made for the next years, and retrospectively on historical results, the Company has determined that certain subsidiaries of the Group will be subject to IT and others to BFT. The deferred tax for the year was determined based on specific rules for each tax.

The analysis of the income tax charged (credited) to the results of 2011, 2010 and 2009 is as follows:

	2011		2010		2009

Current Income Tax Mexican Subsidiaries	Ps.	(4,548)	Ps.	128,176	Ps.	82,858
Business Flat Tax		5,945		2,898		100,212
Current Income Tax Foreign Subsidiaries		(88,234)		28,033		(824,812)
Deferred income Tax Mexican Subsidiaries		(38,627)		(148,928)		(1,250,496)
Deferred Business Flat Tax		180,465		9,501		-
Deferred Income Tax Foreign Subsidiaries		54,836		92,756		(172,914)
	Ps.	109,837	Ps.	112,436	Ps	(2,065,152)

In 2011, 2010 and 2009, the income tax attributable to income before taxes, was different from the amount computed by applying the rate of 30% in 2011 and 2010, and 28% in 2009, to income before these provisions and non-controlling interest, as a result of the items listed below:

	2011		2010		2009

Expected tax expense (benefit)	Ps.	918,620	Ps.	234,417	Ps.	(920,177)
Increase (decrease) resulting from:
Net effect of inflation		(13,729)		8,826		(2,724)
Effect on Republic’s effective income tax rate		(8,689)		16,871		(152,501)
Effect of NOLs generated during the year (1)		42,492		249,282		(43,414)
BFT paid in excess of income tax and BFT deferred		186,410		12,399		39,353
Benefit of amortization of tax losses and others		(1,021,174)		(507,726)		(334,622)
Change in the additional liability from other tax transactions						(1,142,882)
Amortization of deferred credit						(163,333)
Impairment loss				35,237		663,040
Other, net (including effect of permanent differences)		5,907		63,130		(7,892)
Income tax expense (benefit) tax	Ps.	109,837	Ps.	112,436	Ps	(2,065,152)
Effective tax rate		3.6%		14.4%		(62.8%)

(1)   According with MFRS D-4 “Income Taxes”, those losses generated in a year, as well as carry-forwards, are temporary differences on which it should be recognize a deferred income tax. The Company follows the practice of recognizing the benefit from the amortization of tax loss carry-forwards in income for the period that are amortized, except when the losses come from over-expenditures and is considered that these losses will be amortized in future years. The amounts of Ps. 42,492 and Ps. 249,282 included in the caption “Effect of NOLs generated during the year” correspond to the income tax of the tax losses generated by certain subsidiaries in the years 2011 and 2010, respectively, which were reserved in those years. The amounts of Ps. 1,021,174 and Ps. 507,726 included in the caption “Benefit of amortization of tax losses and others” correspond to the income tax benefit obtained by those companies that amortized tax losses during 2011 and 2010, respectively.

The Company has tax losses that under the Income Tax Law in force, can be amortized against taxable income generated in the next ten years. Tax losses can be updated by following certain procedures set forth in the law.

At 31 December 2011 Grupo Simec, S. A. B. de C. V. and certain subsidiaries have tax losses carry forwards pending to be amortized as follows:

Year of Origin		Tax Losses Carry Forward
	Expiration
2004	2014	Ps.	226
2005	2015		35,564
2006	2016		20,669
2007	2017		1,459
2008	2018		55,965
2009	2019		196,627
2010	2020		2,407,796
2011	2021		8,190,231	(1)
		Ps.	10,908,537

(1)	The loss includes $ 7,859,922, corresponding to tax loss obtained in the sale of shares mentioned in Note 3-g, which, according to the Income Tax Act, can only be deducted against profit on sale of shares that can be generated in the future.

At December, 31, 2011, Republic has US$ 103.9 million of US Federal Net Operating Losses which expire in 2030 and 2031, approximately US$ 239 million in US State and Local NOLs which mostly expire in years 2012 through 2026, and approximately US$ 1.9 million of Canadian Federal NOLs which expire in 2030 and 2031.

Below is a summary of the main temporary differences that comprise deferred tax liabilities included in the financial statement at December 31, 2011 and 2010:

	2011		2010
Deferred tax assets:
Allowance for doubtful accounts	Ps.	63,826	Ps.	59,154
Accrued expenses		143,404		160,787
Advances from customers		643		25,907
Tax Losses Carry forwards (NOLs) (1)		3,893,413		851,269
Republic tax credits (AMT)		26,274		133,481
Recoverable asset tax		106,869		99,610
EPS provision		250		39
Derivative financial instruments		13,429		27,612
Deferred tax assets, net		4,248,108		1,357,859

Less:
Valuation allowance for deferred tax asset		(3,650,815)		(747,113)
Deferred tax assets, net		597,293		610,746

Deferred tax liabilities:
Inventories		843,836		663,095
Property, plant and equipment		2,069,841		1,873,599
Intangibles assets from Grupo San acquisition		510,214		613,868
Prepaid expenses		6,888		6,133
Others		7,033		138,751
Total deferred liabilities		3,437,812		3,295,446

Deferred tax liabilities, net		2,840,519		2,684,700
Deferred business flat tax		231,366		50,901
	Ps.	3,071,885	Ps.	2,735,601

(1)	At December 31, 2011 and 2010 the deferred tax asset from tax loss carry forward includes Ps. 619,775 and Ps. 433,722, respectively originated in Federal and Local fiscal losses of Republic.

19.	Segments Information

The Company segments its information by region, due to the operational structure and the organization of its business. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the six plants from Republic located in the State of Ohio, Indiana, New York and the last one in Ontario, Canada. The plant in Canada represents approximately 3% of the segment’s total sales. Both segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

	Year ended December 31, 2011
	Mexico		USA		Operations between segments		Total
Net sales	Ps.	15,174,922	Ps.	14,127,627	Ps.	(32,051)	Ps.	29,270,498
Cost of sales		12,032,028		13,624,635		(32,051)		25,624,612
Gross profit		3,142,894		502,992				3,645,886
Selling, general and administrative expenses		722,591		331,561				1,054,152
Operating income		2,420,303		171,431				2,591,734
Other expenses, net		103,670		10,036				113,706
Financial (income) expenses, net		(16,587)		14,177				(2,410)
Foreign exchange income (loss), net		(581,630)						(581,630)
Income before income taxes		2,914,850		147,218				3,062,068
Income taxes (benefit)		143,034		(33,197)				109,837
Net income	Ps.	2,771,816	Ps.	180,415	Ps.		Ps.	2,952,231

Other Data	Mexico	USA	Operations between segments	Total

Total assets	Ps.	23,497,561	Ps.	9,098,293	Ps.	(1,326,388)	Ps.	31,269,466
Depreciation and amortization		777,117		223,981				1,001,098
Additions of property, plant and equipment, net		267,720		164,280				432,000
Total liabilities		3,485,345		4,841,686		(1,326,388)		7,000,643

	Year ended December 31, 2010
	Mexico		USA		Operations between segments		Total

Net sales	Ps.	12,623,536	Ps.	11,952,900	Ps.	-	Ps.	24,576,436
Cost of sales		10,328,758		11,920,745		-		22,249,503
Gross profit		2,294,778		32,155		-		2,326,933

Selling, general and administrative expenses		803,684		348,284		-		1,151,968
Operating income (loss)		1,491,094		(316,129)		-		1,174,965

Other expenses, net		124,126		61,952		-		186,078
Financial (income) expenses, net		(16,449)		16,706		-		257
Foreign exchange (loss) income, net		207,240		-		-		207,240
Income (loss) before income taxes		1,176,177		(394,787)		-		781,390

Income taxes (benefit)		(31,785)		144,221		-		112,436
Net income (loss)	Ps.	1,207,962	Ps.	(539,008)	Ps.	-	Ps.	668,954

Other Data	Mexico		USA		Operations between segments		Total

Total assets	Ps.	20,506,648	Ps.	7,830,653	Ps.	(988,333)	Ps.	27,348,968
Depreciation and amortization		859,601		238,607		-		1,098,208
Additions of property, plant and equipment, net		434,910		61,451		-		496,361
Total liabilities		3,479,167		4,239,709		(988,333)		6,730,543

	Year ended December 31, 2009
	Mexico		USA		Operations between segments		Total

Net sales	Ps.	11,366,780	Ps.	7,864,749	Ps.	-	Ps.	19,231,529
Cost of sales		8,951,396		10,028,087		-		18,979,483
Gross profit		2,415,384		(2,163,338)		-		252,046

Selling, general and administrative expenses		582,226		521,859		-		1,104,085
Operating income (loss)		1,833,158		(2,685,197)		-		(852,039)

Other income (expenses), net		70,102		(40,111)		-		29,991
Impairment of intangibles assets		(2,368,000)		-		-		(2,368,000)
Financial (income) expenses, net		(21,726)		39,595		-		17,869
Foreign exchange (loss) income, net		(78,429)		-		-		(78,429)
Income (loss) before income taxes		(521,443)		(2,764,903)		-		(3,286,346)

Income taxes (benefit)		(1,065,363)		(999,789)		-		(2,065,152)
Net income (loss)	Ps.	543,920	Ps.	(1,765,114)	Ps.	-	Ps.	(1,221,194)

Other Data	Mexico		USA		Operations between segments		Total

Total assets	Ps.	19,540,570	Ps.	8,663,405	Ps.	(1,298,164)	Ps.	26,905,811
Depreciation and amortization		783,414		264,468		-		1,047,882
Additions of property, plant and equipment, net		176,249		86,958		-		263,207
Total liabilities		3,596,802		4,528,620		(1,298,164)		6,827,258

The Company’s net sales to foreign or regional customers during 2011, 2010 and 2009 are as follows:

	2011		2010		2009
Mexico	Ps.	14,399,682	Ps.	10,799,739	Ps.	10,685,259
USA		13,709,807		13,078,357		7,829,024
Canada		766,318		470,643		502,286
Latin America		356,932		221,192		135,965
Other (Europe and Asia)		37,759		6,505		78,995
Total	Ps.	29,270,498	Ps.	24,576,436	Ps.	19,231,529

20.	Commitments and contingencies

To December 31, 2011 the company has the following contingencies:

(a)	Pacific Steel, Inc. (“Pacific Steel” or “PS”), a subsidiary Company located in National City in San Diego County, California, USA which their main activity is the sale and purchase of scrap has the following contingencies related to environment issues.

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) made a inspection to Pacific Steel to verify the conditions of draining into the street waters. On September 1, 2011, PS received the “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA made a re-inspection visit, the CALEPA was satisfied with the compliance to the OCDCA of PS At December 31, 2011, the California Regional Water Quality Control Board (CRWCB) has not notified the conclusions of their inspection.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’ Steel’s excavating to recover scrap metal on its property and on a neighbor’s property which it rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination to PS, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment, Consequently sanctioned to PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to remediate the site. To give greater enforce this order July 2004, the DTSC, filed suit against PS at the Supreme Court of San Diego. On July 26, 2004, the Court issued a decision in which it was imposed PS to pay Ps. 3,288 (USD $ 0.2 million), which were paid.

On June 6, 2010 the DTSC and the “San Diego Department of Environmental Health” (DEH) made a inspection to PS, due to a general complaint. On August 10, 2010 this two authorities made a second inspection and found seven different deviations. The DEH is satisfied with the compliance. Nevertheless, on October 19, 2010 the technical area of the DTSC advice the legal area to impose important penalties. At December 31 ,2011 PS have not received the final resolution of the DTSC.

The soil treatment was suspended at the beginning of 2011 due to the ineffective results of the process, determined with several studies. Thus alternative, once the permits of the Mexican authorities were obtained, on November 2011 the Mexicali facility began the process of the lands for disposal in a landfill located on the State of Nuevo León, Mexico, after separation from their metal content, which are used as raw material in the casting process.

As consequence of two reports transmitted on a local TV channel about PS in support to two San Diego Bay environmental groups. The DTSC required on November 22, 2011 to PS a program for the handling and final disposition of the treated soils, due to the fact that the treatment process are now consider hazardous waste. PS is now reviewing the different alternatives for the final disposition of those soils.

Due to the fact that the cleanliness levels have not yet been defined by the Department and since the characterization of all the property has not yet been finished, the allowance for the costs for the different remedy options are still subject to considerable uncertainty.

The Company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of own equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels, resulting in the amount that goes from between Ps. 11,000 and Ps. 23,784 (US$ 0.8 million to US$1.7 million). The Company on such bases created an allowance for this contingency at December 31, 2011, of Ps. 5,935 (US$ 0.4 million), which is included in other accounts payables in the Consolidated Financial Statement. We can´t guarantee, that no corrective action are more costly than estimated.

Community Development Commission, CDC

The Community Development Commission of National City, California CDC, has announced that it intends to develop the area where the plant is located in PS and is prepared to make a bid for the field of PS, at market price less the cost of remediation environmental and research costs incurred. In this connection, PS has told the CDC that the land voluntarily will not be sold unless there is another area where you can relocate your business. The CDC, in accordance with the laws of the State of California, has the authority to expropriate the land on payment of the price to market value and, if there is no other land available for relocation of the business, you must also PS pay the price to book value. The CDC did bid for the land to PSI for US$ 6.9 million, supported with a commercial appraisal, and began the process of expropriation, which was temporarily suspended by a contract between the parties in November 2006, giving more time to PS to see if you can complete the process of remediation of land and to propose an attractive alternative to the CDC which will remain in the area.

(b)	As is the case with most steel manufacturers in the United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from the activities of environmental compliance activities and remediation stemming from historical waste management practices at the facilities in Republic. The undiscounted reserve to cover probable environmental liabilities totaling Ps. 43,370, Ps. 38,300 and Ps. 44,400 (US$ 3.1 million) was recorded as of December 31, 2011, 2010 and 2009, respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2011, the current and non-current portions amounted to Ps. 5,596 and Ps. 37,774, respectively (US$ 0.4 million and US$ 2.7 million, respectively) of the environmental reserve are included in other accrued expenses and accrued environmental liabilities, respectively, in the accompanying Consolidated Balance Sheets. The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Company´s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs, will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company´s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company´s future financial performance.

(c)	The Company is involved in a number of lawsuits and claims that have arisen throughout the normal course of business. The management of the Company and its legal advisors do not expect the final outcome of these matters to have any significant adverse effects on the Company’s financial position and results of operations, therefore no liability has been recognized.

(d)	The Tax Authority have the right to review, at least, the previous five years and could determine differences in taxes due, plus its updates, surcharges and fines.

At December 31,2011 the company has the following commitments:

a)	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2011 ,2010 and 2009, rental expense relating to operating leases amounted to US$ 5.4 million, US$4.8 million and US$5.9 million, respectively. At December 31, 2011, total future minimum lease payments under non-cancelable operating leases are $0.8 million in 2012, $ 0.4 million in 2013, $ 0.3 million in 2014, $0.4 million in 2015, and $ 0.3 million each in the years 2016 and 2017. There are no obligations after 2017.

b)	On September 27, 2011 Grupo Simec S.A.B de C.V. (Simec) signed a contract with SMS Concast Ag., (“Concast”) for the acquisition of the melt shop equipment for the subsidiary GV do Brasil Industria e Comercio de Aco LTDA with an annual production capacity of 520,000 tons of billet for the production of rebar and wire with an arc furnace of 65 tons. The amount of the transaction is $15 million of Euros at a fixed exchange rate of 1.3764 dollars per euro. The payments will be done in dollars at the exchange rate agreed in accordance to the contract and the following payment schedule:

•	Down payment of 15% of the contract, fifteen days after the contract signature (Ps. 42,070 to December, 31, 2011) See note 11
•	15% to three months from contract signature,
•	15% to six months from contract signature,
•	15% to eight months from contract signature,
•	10% to 10 months from contract signature and
•	The remaining 30% trough an irrevocable letter of credit on behalf of the vendor, valid for a minimum of 18 months. This letter of credit will be required payments of 10% of the contract value, starting with the last mayor shipment of the equipment, at the reception of the equipments and to the start- up tests.

The vendor gives a Warranty Bond of the 10% of the contract for a period of 24 months after the mayor shipment of the equipment.

c)	On November 18, 2011 Grupo Simec S.A.B. de C.V. (Simec) signed a contract with SMS Meer S. P. A. (“Meer”) for the acquisition of a rolling mill for its brazilian subsidiary with a production capacity of 400,000 tons of wire and rebar. The cost of the rolling mill will be $19.6 million of Euros at a fixed exchange rate of 1.3482 dollars per euro. The payments will be done in dollars at the exchange rate agreed in accordance to the contract and the following payment schedule:

•	80% of the contract trough an irrevocable letter of credit on behalf of Meer, this letter of credit will be valid for 14 months and will be required for payments in accordance with the shipments done by the vendor.

•	20% of the contract price shall be paid in US dollar, out of an irrevocable, non-transferable documentary letter of Credit and this shall be contractually correct and operative within 11.5 months from supply contract signature and shall have a minimum validity of 14.5 months and will be payable in two parts:

a)	10% of the contract once the cold tests are performed, Meer will give a Bank warranty or insurance on behalf of Simec for the same amount and will be valid for 8 months after the last mayor shipment.

b)	10% of the contract after the signing of the final acceptance certificate. The warranty period of the equipment will be 18 months after the last mayor shipment until the signing of the provisional acceptance certificate.

21.	Other Business

a)	In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic Steel to receive payments for allowing reduction of electricity demands during identified time periods. This agreement term is currently on a year-to-year extension as per the original contract, running for a full year term from June 1 through May 31. The Company recognized income from this agreement in June 2011, 2010 and 2009 in the amounts of US$3.9 million, US$2.3 million and US$ 3.0 million, respectively. Income was recognized after the Company fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. As of December 31, 2011, deferred income related to the term ending May 31, 2012 was recorded in the amount of US$0.6 million.

b)	During 2009, the Company was awarded US$ 6.7 million resulting from a settlement with its predecessor owners relating to pre-acquisition contingency indemnification provisions contained in the 2005 purchase agreement. The full amount of this settlement was received and recognized during 2009 as a component of other operating expenses, net.

c)	During 2009, the Company agreed to settle a dispute with a vendor of iron ore pellets by paying US$ 9.1 million. US$ 4.5 million was paid during 2009 and US$ 4.6 million was paid in January of 2010. The full amount of this settlement was expensed during 2009, US$4.6 million of which was accrued at December 31, 2009.

d)	During 2009, the Company was required to pay back US$ 2.2 million in settlement of what was determined to be “preference payments” from a customer in bankruptcy. The full amount was expensed and paid during 2009.

22.	Adoption of International Financial Reporting Standards (IFRS)

The Mexican Securities Commission (CNBV) establish the requirement to listed companies to disclose their financial information to the public trough the Mexican Stock Exchange (BMV) to that from 2012 to develop obligatory financial information based on Financial Reporting Standard (IFRS) hereinafter IFRS or IAS, issued by the International Accounting Standard Board (IASB).

The Financial Statements to be issued by the Company for the year ending December 31, 2012 will be its first annual financial statements comply with IFRS. The translation date is January 1, 2012 and therefore, the year ended December 31, 2011 will be the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards”. According to IFRS 1 the Company will apply the relevant mandatory exceptions and certain optional exemption to retrospective application of IFRS.

a)	Mandatory exceptions - The Company will apply the following mandatory exceptions regarding the retrospective application of IFRS as follows:

Calculation of Estimates - Estimates of the date of transition are consistent with the estimates at that date under the MFRS, unless there was evidence of error in these estimates.

Hedge accounting - will apply hedge accounting only if the hedging relationship meets the criteria set out in the IFRS transition date.

Non-controlling interest - will be applied prospectively certain recognition and presentation requirements related to non-controlling, from the date of transition.

In addition, the Company believes that the mandatory exception “Disposal and transfer of assets and liabilities” will have no effect on its financial statements as of the date of transition to IFRS.

Optional Exemptions - The Company has elected the following optional exemptions to retrospective application of IFRS as follows:

Business combinations - the exemption will apply to business combinations.

Deemed Cost - the exemption will apply cost incurred. Therefore, we chose to use the revalued amount under MFRS to the transition date as the cost incurred for the item of property, plant and equipment.

Employee benefits - exemption will apply to benefits to employees. Therefore recognize all cumulative actuarial gains and losses at the transition date.

Cumulative differences for the effect of conversion - the exemption will apply cumulative differences for the translation effect in foreign subsidiaries. Therefore, it is set to zero the conversion effect at the time of transition.

Borrowing Costs - The Company will apply the transitional provisions of IAS 23, Borrowing Costs. Therefore, the Company designated the transition date as the starting date for capitalization of borrowing costs relating to qualifying assets, not retroactively change the capitalization made pursuant to MFRS.

b)	Main Differences - The following summarizes the main differences have been identified in the transition from MFRS to IFRS at the date of these consolidated financial statements and an estimate of significant impacts:

Effects of inflation - Under IFRS, the inflationary effects are recognized in the financial statements when the economy of the currency used by the Company qualifies as hyperinflation. The Mexican economy ceased to be hyperinflationary as from 1999 and, consequently, inflationary effects that were recognized by the Company until December 31, 2007 under MFRS will be reversed, an increase to retained earnings of approximately Ps. 1,364,782 to date transition, which correspond primarily to the effects of inflation recognized in contributed capital.

Components - According to IFRS, the Company will determine the significant components of property, plant and equipment, and consequently readjust their useful lives and its corresponding effect on the accumulated depreciation from the date of transition, which represents a decrease to retained earnings of approximately Ps. 164.906 from the date of transition.

Employee Benefits - Under IFRS, provisions for severance labor recognized until the Company has a demonstrable commitment to end the relationship with the employee or has made an offer encouraging voluntary redundancy, therefore, will remove the liability recognized under MFRS than Ps. 10,750 to the transition date. Additionally, provisions for retirement is recalculated to recognize in the corresponding period the cost of past service, therefore, will recognize an additional liability of Ps. 24,550.

Deferred taxes - Under IFRS, deferred taxes will be recalculated with the adjusted book values of assets and liabilities under IFRS, which will result in an increase to retained earnings of approximately Ps. 79,582 to the transition date.

Other differences in presentation and disclosures in the financial statements - Generally, the disclosure requirements of IFRS are broader than those of MFRS, which can result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. In addition, there may be differences in presentation.

Stockholders’ equity changes previously described will modify stockholders’ equity and retained earnings as of the date of transition as shown below:

	Impact In:
	Equity		Retained earnings

Employee benefits (actuarial gains and losses)	Ps.	(3,520)	Ps.	(3,520)
Translations effect in foreign subsidiaries				406,513
Inflation effects on stockholders’ accounts				1,364,782
Components and parts		(164,906)		(164,906)
Employee benefits (providing compensation)		10,750		10,750
Employee benefits (past service cost)		(24,550)		(24,550)
Deferred taxes		79,582		79,582
Total adjustment	Ps.	(102,644)	Ps.	1,668,651

The information presented in this Note has been prepared in accordance with the standards and interpretations issued and outstanding or issued and early adopted the date of preparation of these consolidated financial statements. The standards and interpretations that are applicable to December 31, 2012, including those that will be applicable on an optional, are not known with certainty at the time of preparation of consolidated financial statements at December 31, 2011 and 2010 attachments. Additionally, the accounting policies selected by the Company may be modified as a result of changes in the economic or industry trends that are observable after the issuance of these consolidated financial statements. The information presented in this Note does not intend to comply with IFRS, as only one set of financial statements comprising the statements of financial position, comprehensive income, changes in stockholders’ equity and cash flows, together with comparative information and explanatory notes can provide a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ and cash flows under IFRS.

23.	New pronouncements

They have issued amendments to IFRS and IAS by the IASB, which were enacted but not yet entered into force:

Amendments to IFRS 7	Disclosure - Transfers of financial assets
IFRS 9 (amended 2010)	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of investments in other entities
IFRS 13	Fair value measurements
Amendments to IAS 1	Presentation of other comprehensive income items
Amendments to IAS 12	Deferred tax - recovery of underlying assets
IAS 27 (revised 2011)	Financial Statements
IAS 28 (revised 2011)	Investments in associates

At the date of this report, the Company believes that adoption of these accounting pronouncements will not represent a significant effect on financial reporting.

24.	Issuance of Financial Statements

The issuance of the financial statements and accompanying notes that are included, were authorized on April 24, 2011 by Mr. Luis Garcia Limon and Adolfo Luna Luna, Chief Executive Officer and Chief Financial Officer, respectively, which must be also approved by the Company’s Board of Directors, Audit Committee and Stockholders at their next meetings.

25.	Differences between Mexican financial reporting standards and United States accounting principles:

The Company’s consolidated financial statements are prepared in accordance with Mexican financial reporting standards (Mexican

GAAP), which differ in certain significant respects from United States generally accepted accounting principles (US GAAP).

As described in Note 4 (a), effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by MFRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of MFRS B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of MFRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the years ended December 31, 2011 and 2010, are presented in the carrying amounts as required by MFRS B-10, and the effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to U.S. GAAP.

Other significant differences between Mexican GAAP and US GAAP and the effects on consolidated net income and consolidated stockholders’ equity are presented below, in thousands of Mexican pesos as of December 31, 2011, with an explanation of the adjustments.

Reconciliation of net income (loss):

	2011		2010		2009

Net income as reported under Mexican GAAP	Ps.	2,952,231	Ps.	668,954	Ps.	(1,221,194)

Depreciation on restatement of machinery and equipment		(13,393)		(13,393)		(5,607)
Deferred income taxes		1,579		658		(38,854)
Amortization of gain from monetary position and exchange (loss) capitalized under Mexican GAAP		7,755		7,755		7,755
Implied goodwill impairment adjustment difference				(102,000)		102,000
Bargain purchase gain, net of tax		81,424
Amortization of intangible assets proceeding from assets acquired by Republic		(2,618)
		74,747		(106,980)		65,294
Net income (loss) under U.S. GAAP	Ps.	3,026,978	Ps.	561,974	Ps.	(1,155,900)

Allocation of net income (loss) under U.S. GAAP:
Non-controlling interest on Mexican GAAP	Ps.	89,804	Ps.	(267,547)	Ps.	(877,449)
U.S. GAAP adjustment on non- controlling interest		39,229
Non-controlling interest under U.S. GAAP		129,033		(267,547)		(877,449)
Controlling interest under U.S. GAAP		2,897,945		829,521		(278,451)
	Ps.	3,026,978	Ps.	561,974	Ps.	(1,155,900)
Weighted average shares outstanding		497,709,214		497,709,214		497,709,214
Net earnings (losses) per share (pesos) – controlling interest	Ps.	5.82	Ps.	1.67	Ps.	(0.56)

In 2010 the Company recorded an impairment loss of Ps. 102,000 under U.S. GAAP. Under Mexican GAAP, the goodwill impairment is recorded in other expenses, whereas for U.S. GAAP, goodwill impairment is recorded as an operating expense. In 2010 and 2009, the Company recorded expense from employee profit sharing of Ps. 95 and Ps. 7,261, respectively, recorded as other expenses that were reclassified to operating expenses for U.S. GAAP purposes. In 2011 the Company didn´t record profit sharing. The Company record Ps. 7,000, under other income which was reclassified under operating income for U.S. GAAP purposes. The Company recorded in 2010 a cancellation of a patent acquired of $117,457 relating to the acquisition of Lipa Capital, LLC in other expenses (see Note 3-m). This amount was reclassified to operating expenses for U.S. GAAP purposes.

Reconciliation of stockholder’s equity:

	2011		2010		2009

Total stockholders’ equity reported under Mexican GAAP	Ps.	24,268,823	Ps.	20,618,425	Ps.	20,078,552

Bargain purchase gain, net of tax		81,424
Restatement of machinery and Equipment		147,327		160,720		174,113
Deferred income taxes		502		(1,077)		(2,655)
Amortization of intangible assets		(2,618)
Adjustment for implied goodwill						102,000
Gain from monetary position and exchange loss capitalized, net		(149,121)		(156,876)		(163,711)
Total US GAAP adjustment		77,514		2,767		109,747
Total stockholder’s equity under US GAAP	Ps.	24,346,337	Ps.	20,621,192	Ps.	20,188,299

A summary of changes in stockholders’ equity, after the US GAAP adjustments described above, is as follows:

	Capital Stock and Paid-in Capital	Retained Earnings	Fair Value Derivative Financial Instruments	Translation effect of foreign subsidiaries	Cumulative Restatement Effect	Total Controlling Stockholders’ Equity	Non- Controlling interest	Total Stockholders’ Equity
Balance at December 31, 2008	7,771,687	9,106,144	(270,868)	595,165	981,302	18,183,430	3,177,545	21,360,975
Net comprehensive loss	-	(278,451)	119,141	(79,507)	-	(238,817)	(956,259)	(1,195,076)
Net effect at Adopting MFRS C-8	-	22,400	-	-	-	22,400		22,400

Balances at December 31, 2009	7,771,687	8,850,093	(151,727)	515,658	981,302	17,967,013	2,221,286	20,188,299

Net Comprehensive income (loss)	-	829,521	88,378	(109,145)	-	808,754	(375,861)	432,893

Balances at December 31, 2010	7,771,687	9,679,614	(63,349)	406,513	981,302	18,775,767	1,845,425	20,621,192

Net Comprehensive income		2,897,945	37,904	418,292		3,354,141	371,004	3,725,145

Balances at December 31, 2011	7,771,687	12,577,559	(25,445)	824,805	981,302	22,129,908	2,216,429	24,346,337

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

Gain on extinguishment

On February 7, 2001, the Company’s Board of Directors approved the issuance of 492,852,025 shares of Series “B” variable capital stock in exchange for the extinguishment of debt amounting to U.S.$ 110,257,012. Under Mexican GAAP, the increase in stockholders’ equity resulting from the conversion or extinguishment of debt is equal to the carrying amount of the extinguished debt. The Company assigned a value of U.S.$ 110,257,012 to the Series “B” capital stock and, therefore, no difference existed between the equity interest granted and the carrying amount of the debt extinguished. Under U.S. GAAP, the difference between the fair value of equity interest granted and the carrying amount of extinguished debt is recognized as a gain or loss on extinguishment of debt in the statement of operations. For U.S. GAAP purposes, the fair value of the Series “B” capital stock was determined by reference to the quoted market price on March 29, 2001, the date the transaction was effected, and the difference between the fair value of the Series “B” capital stock and the carrying amount of the extinguished indebtedness was recognized as a gain in the statement of operations. The related restated effect as of December 31, 2010 is Ps. 626,203.

Reconciliation of Net Income (loss) and Stockholders’ Equity:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from US GAAP. The explanations of the related adjustments included in the Reconciliation of the Net Income (loss) and the Reconciliation of stockholders’ equity are explained below:

Restatement of property, machinery and equipment

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

Deferred income taxes and employee profit sharing

As explained in Note 4(u) under Mexican GAAP, the Company accounts for deferred income tax following the guidelines of MFRS D-4 “income taxes”. The main differences between ASC 740 Income taxes (formerly SFAS No. 109) and MFRS D-4, as they relate to the Company, which are included as reconciling items between Mexican and US GAAP are:

z	the income tax effect of gain from monetary position and exchange loss capitalized that is recorded as an adjustment to stockholders’ equity for Mexican GAAP purposes until December 31, 2007,

z	the income tax effect until December 31, 2008 of capitalized pre-operating expenses. With adoption of new MFRS C-8, in 2009 these capitalized expenses were cancelled to retained earnings. For US GAAP purposes, these are expensed when incurred,

z	the effect on income tax of the difference between the indexed cost and the restatement through use of specific indexation factors of fixed assets which is recorded as an adjustment to stockholders’ equity for Mexican GAAP, and,

In addition, the Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP has been determined following the guidelines of ASC 740 Income Taxes (formerly SFAS No. 109). Until December 31, 2007, under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time. As mentioned in Note 4(p), beginning in 2008, the Company recognizes deferred employee profit sharing under the new MFRS D-3 “Employee benefits” for Mexican GAAP. There are no significant differences between ASC 740 Income Taxes (formerly SFAS No. 109) and MFRS D-3.

Employee statutory profit-sharing expense is classified as an operating expense under US GAAP, and as other (expenses) income, net under MFRS.

The effects of temporary differences giving rise to significant portions of the deferred assets and liabilities for Income Tax (IT) at December 31, 2011 and 2010, under US GAAP are present below:

	2011		2010
Deferred tax assets:
Allowance for doubtful accounts	Ps.	63,826	Ps.	59,154
Accrued expenses		143,404		160,787
Advances from customers		643		25,907
Tax losses carry forwards		3,893,413		851,269
Republic tax credits		26,274		133,481
Recoverable asset tax		106,869		99,610
Employee profit sharing provision		250		39
Derivative financial instruments		13,429		27,612
Deferred tax assets		4,248,108		1,357,859
Less valuation allowance		(3,650,815)		(747,113)
Deferred tax assets, net (includes Ps. 528,445 in USA)		597,293		610,746

Deferred tax liabilities:
Inventories, net		843,836		663,095
Property, plant and equipment		2,069,339		1,874,676
Intangible assets in acquisition of Grupo San		510,214		613,868
Deferred business flat tax		231,366		50,901
Prepaid expenses		6,888		6,133
Intangible assets in acquisition of Solon(bargain purchase gain)		52,212
Others		7,033		138,751
Total deferred liabilities (includes Ps. 819,641 in USA)		3,720,888		3,347,424
Deferred tax liabilities, net	Ps.	3,123,595	Ps.	2,736,678

For the years ended December 31, 2011 and 2010, the classification of deferred income tax under U.S. GAAP is as follows:

	2011		2010
Deferred tax assets:
Current portion of deferred income tax asset	Ps.	-	Ps.	-
Non-current portion of deferred income tax asset		-		-

Deferred tax liabilities:
Current portion of deferred income tax liabilities		610,181		534,519
Long-term deferred income tax liability		2,513,414		2,202,159

The deferred income taxes of Ps. 2,069,339 and Ps. 1,874,676 result from differences between the financial reporting and tax bases of property, plant and equipment at December 31, 2011 and 2010, respectively. Beginning in 1997 the restatement of property, plant and equipment and the effects thereof on the statement of operations are determined by using factors derived from the NCPI or, in the case of imported machinery and equipment, by applying devaluation and inflation factors of the country of origin. Until 1996, for financial reporting purposes, property, plant and equipment were stated at net replacement cost based upon annual independent appraisals and depreciation was provided by using the straight-line method over the estimated remaining useful lives of the assets. For income tax reporting purposes, property, plant, and equipment and depreciation are computed by a method which considers the NCPI.

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

Disclosure about Fair Value of Financial Instruments

In accordance with ASC 825 Financial Instruments (formerly SFAS No. 107 Disclosures about Fair Value of Financial Instruments), under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and short-term debt approximate fair value due to the short term maturity of these instruments.

Pension and other retirement benefits

The Company accrues for seniority premiums and termination payments based on actuarial computations as described in note 4(p).

ASC 715 Compensation – Retirement Benefits (formerly SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, SFAS No. 87 Employer’s Accounting for Pensions, SFAS No. 88 Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plan and for Termination Benefits, SFAS No. 106 Employer’s Accounting for Post-retirement Benefits Other than Pensions and SFAS No. 132(R) Employers´ Disclosures about Pensions and Other Postretirement Benefits), requires the employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive (loss) income. ASC 715 also requires accrual of post-retirement benefits other than pensions during the employment period. ASC 715 is also applied for purposes of determining seniority premium costs. Adjustments to US GAAP for these benefits were not individually or in the aggregate significant for any period.

The additional disclosures for U.S. GAAP related to Pension and other retirement benefits are as follows:

	2011		2010
Change in projected benefit obligation
Projected benefit obligation at beginning of year	Ps.	75,325	Ps.	77,688
Service cost		5,814		6,554
Financial cost		5,400		5,962
Actuarial losses (gains)		782		(794)
Benefits paid		(7,428)		(14,085)
Projected benefit obligation at end of year	Ps.	79,893	Ps.	75,325

In 2009 the Company terminated the pension plan from the Grupo San acquisition and the total amount of this fund was liquidated and paid to employees during the first and second quarter of 2009.

No Right of Redemption

The Mexican Securities Market Law and our bylaws provide that our shareholders do not have redemption rights for their shares.

Goodwill and intangibles

In assessing the recoverability of the goodwill and other intangibles the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The Company estimates the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations based on historical results and discount rates based on a weighted average cost of capital from a market participant perspective. Under U.S. GAAP, if the carrying amount of the reporting units exceeds its related fair value, the Company should apply a “second step” process by means of which the fair value of such reporting unit should be allocated to the fair value of its net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under US GAAP is the difference between the carrying amount of the related goodwill as of the valuation date and the implied goodwill amount. As of December 31, 2009, the implied goodwill under the second step process was Ps. 1,916 million. Additionally, the Company reconciles the aggregate fair value of the reporting units to its market capitalization. The Company’s market capitalization as of December 31, 2009 indicates an implied control premium of approximately 25% percent. This implied control premium is consistent with recent observed control premiums. Assumptions used in the analysis considered the current market conditions in developing short and long-term growth expectations. For U.S. GAAP purposes, in 2010, there was an adjustment for goodwill amounting Ps.102 million, in 2011 there are no additional impairments. Other intangible assets are mainly comprised by trademarks, customer listings and non-competition agreements. When impairment indicators exists, or at least annually for indefinite live intangibles, the Company determines its projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31,2011, 2010 and 2009 there was no impairment charge related to other intangible assets.

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

z Discount rate: 18.1%

z Sales: the Company estimates sales will start a recovery in the years 2010, 2011 and 2012 to basically reach its 2008 sales level at the year 2012. After the year 2012 no sales increases in volume terms are considered in the valuation model.

The assumptions included in the valuation model for 2010 include an increase in sales in 2011 mainly attributable to the increase in the volume by the semi-finish products “ billet” to a third party and the forecast of increase in sales price for the next years. The company forecast an increase of 4% for 2012, 2% for 2013 and the useful remaining live of the assets we keep the volume and sales prices. The Discount rate used in 2010 for the valuation was 11.8%

The assumptions included in the valuation model for 2011 include an increase in sales in 2012 mainly attributable to the increase in the volume by the mesh products, and the forecast of increase in sales price for the next years. The company forecast an increase of 10% for 2012 and 1.7% for 2013 and the useful remaining live of the assets we keep the volume and sales prices. The Discount rate used in 2011 for the valuation was 10.9%.

If these estimates or their related assumptions for prices and demand change in the future, we may be required to record additional impairment charges for these assets.

Long-lived assets

The Company reviews the recoverability of our long-lived assets as required by ASC 360 Property, Plant and Equipment (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long – Lived Assets) and must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. As of December 31, 2011, 2010 and 2009 there was no impairment charges recorded for these type of assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded.

Business Combination

In February 2011, the Company, through two of its wholly owned subsidiaries (Solon Wire Processing LLC, formerly REP Acquisition LLC, and the newly formed Republic Memphis LLC) acquired certain land, plants, machinery and equipment from BCS Industries LLC and affiliates (Bluff City Steel) for cash of $2.5 million and the essential forgiveness of $6.0 million of net receivables due from Bluff City Steel to the Company. For accounting of Republic, this acquisition was deemed to be a business combination under Accounting Standards Codification (ASC) 805, Business Combinations. This accounting standard require that when the fair value of the net assets acquired exceeds the purchase price, resulting in a bargain purchase gain, the acquirer must reassess the reasonableness of the values assigned to all of the assets acquired, liabilities assumed and consideration transferred. The Company has performed such a reassessment and has concluded that the values assigned for the acquisition are reasonable. Consequently, for USGAAP purposes a bargain purchase gain must be recorded. This gain amounted to Ps. 81,424 (US$5.8 million). The Company determined to be reasonable because (a) the seller was financially distressed, (b) the business was not widely marketed for sale, (c) the machinery and equipment are specialized, and (d) an independent business valuation indicated that its fair value was in excess of the purchase price.

The methodology in allocating the total consideration to the acquired assets of Bluff City Steel is described as follows:

•	An experienced, qualified, independent third party assisted in the valuation of the property, plant and equipment using the cost and market approaches based in part on assumptions provided by management;
•	An experienced, qualified, independent third party assisted in the valuation of intangible assets.

Immediately after the acquisition, the Company leased back one of the acquired facilities to Bluff City Steel for a three year term.  Due primarily to the bargain purchase option offered in that lease by the Company to Bluff City Steel, the Company recorded the lease as a sales-type lease whereby it allocated $1.3 million to Lease receivable representing the present value of the expected minimum lease payments. However, shortly after the acquisition, Bluff City Steel defaulted on the lease and the Company terminated the lease.  Accordingly, using the remaining Lease receivable as its estimated value, the Company reclassified the asset into Property, plant and equipment in the above table, leaving the Lease Receivable as the amount actually collected prior to the default and termination.  The Company is assessing the future use, lease or sale of the facility.

The final purchase price allocation was as follows:

	Thousands of
	Dollars	Pesos
Total Consideration	8,503	118,960

Recognized fair value amounts of identifiable assets, acquired and liabilities assumed:
Lease Receivable	289	4,042
Property, plant and Equipment,	8,249	115,407
Customer List intangible,	9,218	128,964
Other identifiable intangibles	299	4,183
Deferred Tax Liability	(3,732)	(52,212)
Net Assets acquired	14,323	200,384
Bargain purchase gain under USGAAP	5,820	81,424

In accordance with MFRS B-7 “Business acquisitions”, in the unusual case where the amount paid in a business acquisition is less than the value assigned to identifiable assets and liabilities assumed of the acquired business, assets value must be reviewed. If the effect persists, must be considered the net assets of the acquired business are valued at more than its value. In this case, must be adjusted the value of the assets at the amount paid in the transaction, due to this price is considered as the fair value of the transaction.

The adjustment to the values in such situation must be applied reducing the value of certain assets of the acquired business to exhaustion, adjusted in the following order:

a)	the values of intangible assets, starting with those who are being recognized in the acquisition process. Subsequently, must be assigned to other intangible assets acquired that previously were recognized in the accounting of the company acquired.

b)	the value of non-monetary assets long-term tangible, such as property, plant and equipment, applying the pro rata adjustment to the assigned values, except for available for sale, and

c)	the value of other non-monetary assets in the long term, such as permanent investments.

For Mexican GAAP, the intangible assets recognized by Republic corresponding to the customer list amounting to Ps. 128,964 and the other identifiable intangibles amounting to Ps. 4,183 were reduce to zero, and was reduce the property, plant and equipment in Ps. 489, including its corresponding deferred tax of Ps. 52,212.

Statement of cash flows

The following presents a statement of cash flows under U.S. GAAP:

	2011		2010		2009
Cash Flows From Operating Activities:
Net Income (loss) under U.S. GAAP	Ps.	3,026,978	Ps.	561,974	Ps.	(1,155,900)
Impairment loss on intangible assets		-		219,457		2,266,000
Unrealized foreign exchange (gain) loss		(664,023)		117,453
Depreciation and Amortization		1,009,354		1,103,846		1,045,734
Deferred income taxes		195,095		(47,330)		(1,384,556)
Trade receivable, net		(424,197)		(451,876)		760,413
Other accounts receivable and prepaid expenses		358,095		591,118		(696,584)
Inventories		15,095		(176,173)		2,103,460
Accounts payable and accrued expenses		(599,404)		425,029		(1,832,455)
Other long-term liabilities		-		580		53,578
Allowance for inventories		118,705		-
Gain on Bargain Purchase		(81,424)		-
Funds provided by operating activities		2,954,274		2,344,078		1,159,690

Cash Flows From Investing Activities:
Acquisition of property, plant and equipment		(432,000)		(496,361)		(263,207)
Acquisition of subsidiary				(187,433)
(Increase) decrease in other non-current Assets		(34,200)		(8,794)		6,932
Funds used by investing activities		(466,200)		(692,588)		(256,275)

Cash Flows From Financing Activities:
Financial debt repayment		2,410		(7,452)		(11,483)
Related party payable		74,963		323,720		1,189,850
Related party repayment		(51,225)		(442,688)		(709,219)
Funds (used by) obtained from financing activities		26,148		(126,420)		469,148
Increase (decrease) in cash and cash equivalents		2,514,222		1,525,070		1,372,563

Effect of exchange rate fluctuation on cash and cash equivalents		637,949		(89,053)		(404)
Cash and cash equivalents at beginning of the year		3,384,917		1,948,900		576,741
Cash and cash equivalents at end of the year	Ps.	6,537,088	Ps.	3,384,917	Ps.	1,948,900

Funds provided by operating activities include cash payments for interest and income taxes as follows:

	2011		2010		2009

Total interest paid	Ps.	2,410	Ps.	12,054	Ps.	33,441
Income taxes (recovery) paid	Ps.	6,922	Ps.	(323,374)	Ps.	217,285

Accounting for uncertainty in income taxes-

The Company adopted the provisions of ASC 740 (formerly FASB Interpretation No. 48,“Accounting for Uncertainty in Income Taxes” “FIN 48”) as of January 1, 2007. FIN 48 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2008-2011.

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

Recent accounting pronouncements in the US

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-09, Compensation – Retirement Benefits – Multiemployer Plans (ASU 2011-09), which amends the guidance in ASC 715-80. The amendments in ASU 2011-09 are intended to provide additional information relating to an employers’ financial obligations to multiemployer pension plans and multiemployer other postretirement benefit plans. ASU 2011-09 is effective for annual periods ending after December 15, 2011. The Company plans to adopt this ASU and provide the required disclosures in 2012.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in ASU 2011-05 require entities to present the total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the amendments in ASU 2011-05 require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12), to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the financial statements. The Company does not expect material financial statement implications relating to the adoption of these ASUs in 2012.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (ASU 2011-08), which amends the guidance in ASC 350-20. The amendments provide entities with the option of performing a qualitative assessment before performing the first step of the two-step impairment test. If entities determine, based on qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would not be necessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step to measure the amount of the impairment loss, if any. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect material financial statement implications relating to the adoption of this ASU in 2012.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations — a consensus of the FASB EITF”. ASU No. 2010-29 amends accounting guidance concerning disclosure of supplemental pro forma information for business combinations. If an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred in the current year had occurred as of the beginning of the comparable prior annual reporting period only. The accounting guidance also requires additional disclosures to describe the nature and amount of material, nonrecurring pro forma adjustments. ASU No. 2010-29 is effective for fiscal years beginning on or after December 15, 2010 and will apply prospectively to business combinations completed on or after that date. The Company has adopted ASU 2010-29 and included the required disclosures relating to the Bluff City Steel business combination which was completed in the first quarter of 2011 (see Reconciliation of net income under USGAAP).

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

Level 1–    unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2-     Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3-     Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

ASC 820.10 was adopted by the Company effective January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities. ASC 820.10 is applied prospectively. ASC 820.10 did not have a material impact on the Company’s financial statements either upon adoption or for the years ended December 31, 2011, 2010 and 2009.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Since the Company has contracted the derivative financial instruments with Mexico and United States main Gas and Oil company the Credit Risk exposure is minimal

The following table provides a summary of significant liabilities at December 31, 2011 and 2010 that are measured at fair value on a recurring basis:

	2011 Fair Value Measurement
	Level 1	Level 2		Level 3		Total
Liabilities
Derivative financial instruments	-	Ps.	35,456	Ps.	-	Ps.	35,456
Related party debt	-	.	-	Ps.	703,316	Ps.	703,316

	2010
	Level 1	Level 2		Level 3		Total
Liabilities
Derivative financial instruments	-	Ps.	79,708		-	Ps.	79,708
Related party debt	-	.	-	Ps.	603,149	Ps.	603,149

As of December 31, 2011 and 2010, the estimated fair value approximates the carrying value of the related party debt.

The fair value of financial derivative instruments is calculated based on Level 2 inputs, which includes the following: natural gas commodity prices, foreign exchange rates, LIBOR interest rates and the reporting entity own credit risk.

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed Balance Sheets

December 31, 2011 and 2010

(In thousands of Mexican pesos)

	2011		2010
Assets
Current assets:
Cash and cash equivalents	Ps.	49,589	Ps.	25,988

Accounts receivable:
Related parties		1,148,997		1,937,194
Other receivables		50,644		28,815
Recoverable taxes		5,610		1,528
Total accounts receivables, net		1,205,251		1,967,537
Total current assets		1,254,840		1,993,525

Investment in subsidiaries companies		22,905,032		19,447,171
Property, net		160,187		164,824
Other assets, net		109,358		118,268
Total assets		24,429,417		21,723,788

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt		4,225		3,732
Other accounts payable		8,065		18,370
Related parties		2,284,383		2,879,022
Taxes payable		25,669		30,077
Total current liabilities		2,322,342		2,931,201
Deferred income taxes		14,110		18,245
Total liabilities		2,336,452		2,949,446

Contingencies and Commitments

Stockholders’ equity:
Capital stock		4,142,696		4,142,696
Additional paid-in capital		4,208,204		4,208,204
Retained earnings		12,942,705		10,080,278
Translation effect in foreign subsidiaries, net		824,805		406,513
Fair value of derivative financial instruments		(25,445)		(63,349)
Total stockholders’ equity		22,092,965		18,774,342
Total liabilities and stockholders’ equity	Ps.	24,429,417	Ps.	21,723,788

See accompanying notes to these condensed financial statements.

S-1

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed Statements of Operations

Years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican pesos)

	2011		2010		2009
Income (expenses):
Equity in results of subsidiaries companies	Ps.	2,834,437	Ps.	995,723	Ps.	(719,792)
Leasing income		20,556		20,556		20,556
Total of income (expense)		2,854,993		1,016,279		(699,236)

Costs and expenses:
Depreciation and amortization		13,789		17,422		13,590
Administrative		24,735		15,110		12,420
Total costs and expenses		38,524		32,532		26,010
Operating income (loss)		2,816,469		983,747		(725,246)
Other income (expenses), net		37,695		(107,972)		562

Comprehensive financing cost:
Interest expense		(40,999)		(12,040)		(218,029)
Interest income						6,201
Foreign exchange gain (loss), net		45,127		(1,203)		3,430
Comprehensive financial result, net		4,128		(13,243)		(208,398)
Income (loss) before income tax		2,858,292		862,532		(933,082)

Income tax:
Current				-		1,333
Deferred (benefit)		(4,135)		(73,969)		(590,670)
Net income (loss)	Ps.	2,862,427	Ps.	936,501	Ps.	(343,745)

See accompanying notes to these condensed financial statements.

S-2

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed Statements of Cash Flows

Year ended December 31, 2011, 2010 and 2009

(In thousands of Mexican pesos)

	2011		2010		2009
Operating activities:
Income (loss) before income tax	Ps.	2,858,292	Ps.	862,532	Ps.	(933,082)
Depreciation and amortization		13,789		17,422		13,590
Equity in net results of subsidiaries companies		(2,834,437)		(995,723)		719,792
Interest income		(25,882)		(50,450)		(6,201)
Accrued interest		66,653		62,466		218,029
Other provisions		21,204		8,907		-
		99,619		(94,846)		12,128

Increase in related parties receivables		(107,202)		(448,017)		(746,331)
(Increase) decrease in other accounts receivable		(45,260)		(839)		3,324
(Decrease) increase in other accounts payable and accrued expenses		(12,160)		(11,792)		344
(Decrease) increase in related parties payable		(42,625)		246,667		(3,405,306)
Tax Payable		(4,408)		7,848		-
Resources used in operating activities		(112,036)		(300,979)		(4,135,841)

Investing activities:
Investment in others assets, long-term		(205)		-		-
Acquisition of equipment		(37)		(17)		-
Interest collected		18,076		35,276		6,201
Collective from related intercompanies		1,231,881		1,822,189		-
Increase in capital stock of subsidiaries companies		(167,228)		(25,446)		(1,333)
Sales of shares of Grupo San to Simec International, subsidiary				-		4,351,882
Loan to related intercompanies		(328,676)		(2,274,352)
Resources provided by (used in) investing activities		753,811		(442,350)		4,356,750

Financing activities:
Exchange rate effect on financial debt		493		(212)		(111)
Loans obtained from related intercompanies		810,758		4,819,214		-
Payments of loans received from related intercompanies		(1,377,188)		(4,236,838)		-
Interest paid		(52,237)		(31,498)		(3,474)
Resources (used in) provided by financing activities		(618,174)		550,666		(3,585)

Net increase (decrease) in cash and cash equivalents		23,601		(192,663)		217,324
Cash and cash equivalents at beginning of year		25,988		218,651		1,327
Cash and cash equivalents at end of year	Ps.	49,589	Ps.	25,988	Ps.	218,651

See accompanying notes to these condensed financial statements.

S-3

GRUPO SIMEC, S.A.B. DE C.V. (PARENT COMPANY ONLY)

Condensed Note to the Parent Only Financial Statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of Mexican pesos)

1. Organization of the Company and certain other information:

The accompanying condensed financial statements of Grupo Simec, S.A.B. de C.V. (“the Company”) reflect its financial position at December 31, 2011 and 2010 and the related results from operations and cash flows for each of the years ended December 31, 2011, 2010 and 2009. The Company was incorporated in August 1990. These condensed financial statements do not reflect a complete set of financial statements nor do they include all the disclosures required under Mexican Financial Reporting Standards.

Information with respect to the Company’s material commitments and contingencies are presented in note 20 to the consolidated financial statements of Grupo Simec, S.A.B. de C.V. and subsidiaries.

These parent financial statements are presented in conformity with Mexican financial reporting standards.

S-4