Form 20-F
period 2012-12-31
GROUP SIMEC SA DE CV
filed 2013-05-15
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F

____________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Mario Moreno Cortez, telephone number 011-52-33 3770-6700, e-mail mmoreno@gruposimec.com.mx

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2012 was:

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

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[_] U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [_] Other

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 12.9880 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2012. On April 30, 2013, the interbank transactions rate for the peso was Ps.12.13 per U.S.$1.00.

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

This annual report includes our consolidated financial statements as of December 31, 2011 and 2012. Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations in effect as of December 31, 2012, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards. We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 5(a) to our consolidated financial statements included elsewhere herein.

Transitions to IFRS – Our last annual consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards (MFRS). Certain accounting standards and valuation methods applied in the previously issued 2011 consolidated financial statements prepared in accordance with MFRS differ from the accounting standards and valuation methods of IFRS. Accordingly, the comparative 2011 amounts were reformulated to reflect these adjustments.

The reconciliations and descriptions of the effects of our transition from MFRS to IFRS are explained in Note 28 to our consolidated financial statements included elsewhere herein.

Our transition date to IFRS was January 1, 2011. In preparing its first consolidated financial statements in accordance with IFRS, we applied transitional rules to the figures previously reported in accordance with MFRS. IFRS 1 generally require the retroactive application of all IFRS and related improvements and interpretation in an entity’s first IFRS financial statements. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retroactive application in order to assist entities in their transition process. We have applied the following mandatory exceptions as follows:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization as explained in Note 28 to our consolidated financial statements included elsewhere herein.

-	Hedging instruments - Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.

-	Other mandatory exceptions were not applicable to us.

Additionally, we have applied the option for first-time adoption exemptions as follows:

-	We elected not to apply IFRS 3, Business Combinations (as revised in 2008) retrospectively to prior business combinations that occurred before its date of transition to IFRS.

-	We elected to value the items of property, plant and equipment at their book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).

-	We elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.

-	We elected to reset the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.

-	We applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, we designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

The following tables present the selected consolidated financial information for our company as of December 31, 2011 and 2012 and January 1, 2011 and for the years ended December 31, 2011 and 2012. The selected financial and operating information as of and for the years ended December 31, 2010, 2011 and 2012 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and BDO have relied on the audited combined financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International (“Moore Stephens”). The consolidated financial statements of our subsidiary SimRep for the years ended December 31, 2011 and 2012 were reported on by BDO USA, LLP. The consolidated financial statements of our subsidiary GV do Brasil Industria e Comercio LTDA Aço for the year ended December 31, 2012 were reported on by BDO RCS SS. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of January 1,			As of and for Year Ended December 31,
	2011	2011 (1)	2012 (1)	2012(2)
	(Millions of pesos, except per share and ADS data and operational data)			(Millions of U.S. dollars)
Income Statement
Data:
IFRS:
Net sales	N/A	29,270	29,524	2,273
Cost of sales	N/A	25,563	25,960	1,999
Gross profit	N/A	3,707	3,564	274
Administrative expenses	N/A	595	753	58
Depreciation and amortization	N/A	455	475	37
Other (expense) income, net	N/A	(113)	181	14
Interest income	N/A	26	23	2
Interest expense	N/A	24	23	2
Foreign exchange gain (loss)	N/A	582	(509)	(39)
Income (loss) before taxes	N/A	3,128	2,008	154
Income tax expense	N/A	149	54	4
Net income	N/A	2,979	1,954	150
Non-controlling interest income (loss)	N/A	87	(116)	(9)
Controlling interest income (loss)	N/A	2,892	2,070	159
Net income (loss) per share	N/A	5.81	4.16	0.32
Net income (loss) per ADS(3)	N/A	17.43	12.48	0.96
Weighted average shares outstanding (thousands)(3)	N/A	497,709	497,709	497,709
Weighted average ADSs outstanding (thousands)(3)	N/A	165,903	165,903	165,903
Balance Sheet Data:
IFRS:
Total assets	27,147	31,119	32,456	2,499
Total short-term liabilities	3,898	3,823	3,737	288
Total long-term liabilities(4)	2,788	3,165	3,052	235
Total stockholders’ equity	20,461	24,131	25,667	1,976

Cash Flow Data:
IFRS:
Cash provided by operating activities	N/A	2,954	3,655	281
Cash provided by (used in) financing activities	N/A	-	(23)	(2)
Cash (used in) provided by investing activities	N/A	(440)	(1,507)	(116)

	As of January 1,	As of and for Year Ended December 31,
	2011	2011 (1)	2012 (1)	2012(2)
	(Millions of pesos, except per share and ADS data and operational data)			(Millions of U.S. dollars)
Other Data:
IFRS:
Capital expenditures	N/A	432	1,304	100
Adjusted EBITDA(5)	N/A	3,607	3,348	257
Working capital(6)	8,288	12,376	13,583	1,046
Depreciation and Amortization	N/A	950	1,012	78
Dividends declared	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(7)	3,522	3,758	3,791
Total tons shipped	2,241	2,289	2,262
Mexico	1,225	1,275	1,357
United States, Canada and elsewhere outside Mexico	1,016	1,014	905
SBQ steel	1,109	1,178	1,111
Structural and other steel products	1,132	1,111	1,151
Per ton data
IFRS:
Net sales per ton	N/A	12,787	13,052	1,005
Cost of sales per ton	N/A	11,168	11,477	884
Adjusted EBITDA(5) per ton	N/A	1,576	1,480	114
Number of employees	4,361	4,686	5,086

(1)	Consolidated income statements in accordance with IFRS for the years 2011 and 2012.
(2)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 12.9880 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2012.
(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On May 30, 2006, we effected a 3 for 1 stock split. Following our stock split, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.
(4)	Total long-term liabilities include amounts relating to deferred taxes.
(5)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means IFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss, and monetary position gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. You should bear in mind that Adjusted EBITDA is not defined and is not a recognized financial measure under MFRS or U.S. GAAP or IFRS and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2011 (1)	2012 (1)	2012(2)
	(millions of pesos)		(millions of U.S. dollars)
IFRS:
Net income	2,979	1,954	150
Depreciation and amortization	950	1,012	78
Other (expense) income	(113)	181	14
Interest income	26	23	2
Interest Expense	24	23	2
Foreign exchange gain (loss)	582	(509)	(39)
Income tax expense	149	54	4
Adjusted EBITDA	3,607	3,348	257

(6)	Working capital is defined as excess of current assets over current liabilities.
(7)	Installed capacity is determined at December 31 of the relevant year.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rate expressed in Mexican pesos per U.S. dollar. The average annual rates presented in the following table were calculated by using the average of the exchange rates on the last day of each month during the relevant period. The data provided in this table is based on noon buying rates published by the U.S. Federal Reserve Board for cable transfers in Mexican pesos. We have not restated the rates in constant currency units. All amounts are stated in pesos. We make no representation that the Mexican peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Exchange Rates

Year Ended December 31	High	Low	Average (1)	Period End
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.44	13.95
2012	14.37	12.63	13.15	12.96

Year Ended December 31	High	Low	Average (1)	Period End

Month in 2013
January	12.79	12.59	12.70	12.73
February	12.88	12.63	12.72	12.78
March	12.80	12.32	12.50	12.32
April	12.34	12.07	12.21	12.13

(1)	Average of month-end or daily rates, as applicable.

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

Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, 2011 and 2012, global steel prices began to recover and then remained relatively stable. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 34% and 21% in 2010 and 2011 respectively, in 2012 increased approximately 1%; and prices of ferroalloys increased approximately 22% and 10% in 2010 and 2011 respectively, in 2012 decreased approximately 10%. As with other raw materials, iron ore and coke prices fluctuated significantly; however, in 2010, 2011 and 2012 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 8% in 2010, 11% in 2011 and 3% in 2012; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011 and 32% in 2012. Moreover, energy costs constitute a significant and increasing component of our costs of operations; energy cost as a percentage of the manufacturing conversion cost was 11% for 2012 compared to 12% for 2011.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2012, we have entered into derivative financial instruments in Mexico to cover risks of fluctuations in the price of natural gas with PEMEX. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last four years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2009, 2010, 2011 and 2012, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

In addition, our external auditors notified our management that, during their audit of our consolidated financial statements for the year ended December 31, 2011, it identified what it considered to be, under standards established by the Public Company Accounting Oversight Board, material weaknesses in internal controls over financial reporting:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include (i) ineffective controls in the patents registry; (ii) inadequate resources and inadequate distribution of duties among personnel, resulting in too many functions centralized among too few personnel; (iii) out-of-date accounting and human resources policies and information technology procedures, and a lack of proper monitoring of the foregoing; (iv) a lack of adequate implementation of our ethical code; (v) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (vi) a lack of an accounting manual (including instructions on accounting recordkeeping) for the entire company; (vii) failure to create and implement a training plan for management personnel preparing financial records; and (viii) failure of audit personnel to report periodically to the Audit
9

Committee in order to monitor the remediation procedures previously adopted with respect to previous accounting periods;

•	A lack of appropriate accounting resources, which led to inadequate supervision and controls within the accounting department and therefore prejudiced the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow management to supervise properly the preparation of consolidated financial information. Financial information of subsidiaries was presented at a level of detail that was insufficient to allow for a clear and precise understanding of operations; and
•	A lack of appropriate accounting resources at SimRep, which led to material weaknesses with respect to SimRep’s internal controls over financial reporting, which resulted in material corrections to its consolidated financial statements. Such material weaknesses included: (i) a lack of proper controls to reconcile certain balance sheet accounts at a detailed level, including certain accounts payable debit balances that could not be substantiated, resulting in audit adjustments; (ii) financial close control failure due to lack of timely review of monthly financial statements; (iii) a necessity to perform several reclassifications to basic financial statements and adjustments to the footnotes after the auditors’ review of such financial statements; and (iv) a lack of appropriate expertise at SimRep to address technical accounting and financial reporting matters.
•	Significant deficiencies were detected also on our subsidiary Corporación Aceros DM, S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties analysis and authorization of personnel access to main information systems (iii) lack of evidence of reconciliation of physical and accounting information of raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2012. In our assessment of our internal controls over financial reporting for the year ended December 31, 2012, we and our auditors identified the following material weaknesses:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) failure to keep all our policies and procedures, including IFRS accounting policies, updated; (ii) limited IFRS understanding within our Internal Audit department; (iii) inadequate controls in the review and approval process of the disclosures of our financial statements; (iv) poor maintenance of our whistleblower line for the Mexican subsidiaries; (v) ineffective controls in our patents registry; (vi) inadequate distribution and segregation of duties within our accounting department; (vii) deficient distribution to employees and officers of our code of ethics; (viii) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (ix) lack of an accounting manual with accounting instructions for our most important transactions; (x) failure to create and implement a training plan for our management personnel preparing financial records; and (xi) incomplete monitoring of certain control deficiencies identified on previous years;
•	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements and assets valuation, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;
10

•	Deficient and not standardized controls in SimRep related to the physical inventory counts and a very vulnerable procedure to determine costs due to manual calculations, and;
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include: (i) failure to timely approve our policies and procedures to prepare financial statements in accordance with IFRS and limited knowledge of those standards, (ii) undocumented process and deficient controls in the control access to information systems, (iii) deficient controls to review and approve cost calculation of finished goods, (iv) lack of physical inventory of fixed assets; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

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

In September 2001, the Mexican government imposed tariffs of 25% against imports for all products that we produce from all countries with the exception of those which have a free trade agreement with Mexico, which includes the United States. In April 2002, the Mexican government increased these tariffs to 35%. These tariffs have subsequently been reduced over time and in a range from 3% to 5% for steel products, in 2012 these tariffs were eliminated. We cannot assure you that these tariffs will not be further reduced or eliminated or that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries, and in either case such developments could have a material adverse effect on our financial condition and results of operations.

The operation of our facilities depends on good labor relations with our employees.

At December 31, 2012, approximately 80% of our non-Mexican and 56% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our results of operations.

Operations at our Lackawanna, New York facility depend on our continuing right to use certain property and assets of an adjoining facility and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2012, 2011 and 2010, sales to our ten largest customers in the United States accounted for approximately 42.4%, 40.4% and 38.6% of our consolidated revenues in the United States, respectively, and approximately 18.7%, 19.5 and 19% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

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

Our integrated steel making operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of these negotiations or whether any of the countries in which we operate will sign on to any resulting agreement is unknown. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

Our controlling shareholder, Industrias CH, S.A.B. DE C.V., (Industrias CH) is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

As of April 8, 2013, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

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

Taxes payable by companies in the countries in which we operate are substantial and include income tax, value-added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of onerous taxes and penalties which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. In addition, many of the jurisdictions in which we operate, including Mexico, have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our financial condition and results of operations. It is possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our financial condition and results of operations.

Risks Related to Challenging Global Economic Conditions

Global economic conditions, such as the recent financial crisis and economic recession that occurred during 2008 and 2009, may continue to significantly impact our business.

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

We sell our products to the automotive and construction-related industries, both of which have reported substantially lower customer demand due to the recent global recession. As a result, our operating levels declined and will remain at depressed levels, compared to pre-recession levels, until demand in end-product markets increases. While some of our end-product markets, such as the automotive industry, experienced modest recoveries during 2010, 2011 and 2012 others, such as the construction industry, remain depressed. In addition to slackening demand by end consumers, we believe that some of our customers are experiencing difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. The trajectory of the recovery of these industries may have a significant impact on our results of operations.

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

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 37% of our net sales of SBQ in 2012. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. North American industry production manufacturers have experienced significant reductions in market share to mostly Asian companies and in the past have undertaken reductions in working capacity. In addition, during the recent financial crisis and economic recession many large original equipment manufacturers and two of the largest North American automobile manufacturers sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5% and in 2011 and 2012 grew by 3.9%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Currently, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. We cannot assure you that future political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. The candidate of the Partido Revolucionario Institucional won the Mexican presidential elections in July 2012, we cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

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

Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps.9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps.15.38 to U.S.$1.00 in March 9, 2009. In 2012 the exchange rate registered a low of Ps. 12.63 to U. S.$1.00 and a high of Ps. 14.37 to U.S.$1.00.

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

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 4.4% for 2010, 3.8% for 2011 and 3.6% for 2012. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

Our financial statements are prepared in accordance with IFRS and therefore are not comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations in effect as of December 31, 2012, issued by the International Accounting Standard Board (IASB); consequently, we applied IFRS 1, Initial Adoption of International Financial Reporting Standards. The reconciliations and descriptions of the effects of the Company’s transition from MFRS to IFRS are explained in Note 28 to our consolidated financial statements included elsewhere herein.

All Mexican companies listed on the Mexican Stock Exchange must prepare their financial statements in accordance with IFRS which differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects.

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

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2011 and 2012 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2011 and 2012 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

In 2009 we incorporated two new wholly owned subsidiaries. Simec Acero, S.A. de C.V. distributes all Grupo Simec products in Mexico and Simec USA, Corp. is responsible for all export sales of our Mexican companies.

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

On September 3, 2010 we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On august 5, 2011 we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, and paid U.S.$8 million for the construction of a new steel facility. The total budget for the project will be U.S.$236 million, with U.S.$171 million paid by us and U.S.$65 million provided as foreign investment incentives granted by the Brazilian Government. The facility will have a production capacity of 520,000 tons of billet and 400,000 tons of finished goods of rebar and wire, and will have 800 employees.

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

On September 1, 2011 in their respective Extraordinary Shareholders Meetings, Procesadora Industrial San S.A. de C.V. and Malla San S.A. de C.V. (subsidiaries of Grupo San) the merger of Procesadora Industrial San S.A. de C.V. into Mall San S.A. de C.V. was authorized.

On November 2011, we entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to increase our working capital required to fund such receivables. The agreement has an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. On the sale date, the purchaser advances funds to the company equivalent to 80% of the value of the company’s receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the income of the period of the sale. The purchaser shall have no recourse against the company if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the transaction calls for the sale, assignment, transfer and conveyance from us to the purchaser of all rights, title and interests in the selected accounts receivable, the purchaser may return and redeem the purchase price of any receivable not paid to the purchaser within 90 days of purchase for any reason other than insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all our accounts receivable (as defined by the Uniform Commercial Code of the USA). For the years ended December 31, 2012 and 2011, we sold a face amount of U.S. $31.2 million and U.S.$11.0 million, respectively, of accounts receivables to the purchaser. Discount fees incurred by us pursuant to this agreement were approximately U.S. $0.5 million and U.S.$0.2 million for the year ended December 31, 2012 and 2011, respectively. There were US $2.6 million and US$ 0.9 million of accounts receivable that had been factored but which had not been collected by the purchaser at December 31, 2012 and 2011, respectively, and therefore was subject to charge-back to us.

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

On August 1, 2012 in their respective extraordinary shareholders meetings of Abastecedora Siderúrgica, S.A. de C.V. and Aceros DM, S.A. de C.V. (subsidiaries of Grupo San) the merger of both companies was authorized, whereby Abastecedora Siderúrgica, S.A. de C.V. was merged into Aceros DM, S.A. de C.V.

On October 8, 2012 in their respective extraordinary shareholders meetings of Simec Steel, Inc., Simec International 2, Inc., Simec International 3, Inc. and Simec International 4, Inc., the merger of three subsidiaries was authorized, whereby Simec International 2, Inc., Simec International 3, Inc., Simec International 4, Inc. were merged into Simec Steel, Inc.

On October 30, 2012, we and Corporacion ASL, S.A. de C.V. (subsidiary of Simec) purchased shares of a company called Orge S.A. de C.V. (Orge) for Ps. 27 million, on that same date, Corporacion ASL, S.A. de C.V. made a capital increase of Ps. 67 million, which proceeds were used for the payment of an outstanding liability of Orge. The shares acquired correspond to one share of Class "I", "B" series, which represents 0.01% of the shares of such class, and 53,564,127 shares of Class "II", "L" series, which represent 100% of the shares of such class. These shares are without par value and shares of Class "II" are restricted and confer limited voting rights and no power to appoint the management of the company, however the Board of Directors is comprised exclusively of officers and shareholders of Grupo Simec, S.A.B. de C.V., therefore, from that date on, we consolidate the financial statements of Orge. Orge was incorporated on July 19, 2012 through a split and tax losses of Ps. 498 million were transferred. Before we acquired the shares, Orge had a loss on the sale of certain securities that will carry a tax loss of Ps. 1,700 million. Orge is engaged in the production of steel and began operating in October 2012.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2013 will be approximately Ps. 3,620.3 million (U.S.$278.7 million), consisting of Ps. 618.4 million (U.S.$47.6 million) of estimated capital expenditures in our Republic facilities, Ps. 522.3 million (U.S.$40.2 million) of capital expenditures in our facilities in Mexico and Ps. 2,479.6 (U.S.$190.9 million) for the construction of a new steel facility in Brazil. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2013 may differ significantly from such estimate.

In 2012, we spent Ps. 366.2 million (U.S.$28 million) on capital investments for Republic’s facilities, including Ps. 234.8 million (U.S.$18 million) at the Lorain, Ohio facility, Ps. 7.6 million (U.S.$0.6 million) at the Lackawanna, New York facility, Ps. 104.9 million (U.S.$8 million) at the Canton, Ohio facility, Ps. 12 million (U.S.0.9 million) at our corporate location in Ohio, Ps. 0.2 million (U.S.$.01 million) at the Gary, Indiana facility, Ps. 5.5 million (U.S.0.4 million) at the Solon, Ohio facility, and Ps. 1.2 million (U.S.$0.09 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 344.8 million (U.S.$26.5 million) on capital improvements at our facilities in Mexico, including Ps. 120.7 million (U.S.$9.3 million) at the Apizaco facility, Ps. 28.8 million (U.S.$2.2 million) at the Mexicali facility, Ps. 25 million (U.S.$1.9 million) at the Guadalajara facility, and Ps. 170.3 million (U.S.$13.1 million) at the San Luis facilities. We also spent Ps. 592.9 million (U.S.$45.6 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in December 2013.

In 2011, we spent Ps. 164.3 million (U.S.$13.1 million) on capital investments for Republic’s facilities, including Ps. 9 million (U.S.$0.7 million) at the Lorain, Ohio facility, Ps. 11.8 million (U.S.$0.9 million) at the Lackawanna, New York facility, Ps. 16.5 million (U.S.$1.3 million) at the Canton, Ohio facility, Ps. 0.7 million (U.S.$0.05 million) at the Massillon, Ohio facility, Ps. 19.4 million (U.S.1.6 million) at our corporate location in Ohio, Ps. 0.5 million (U.S.$.05 million) at the Gary, Indiana facility, Ps. 104.1 million (U.S.8.3 million) at the Solon, Ohio and Memphis, Tennessee facilities in connection with the acquisition of the fixed assets of Bluf City Steel, as described in Note 3(d) of our consolidated financial statements, and Ps. 2.3 million (U.S.$0.2 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 146.6 million (U.S.$11.7 million) on capital improvements at our facilities in Mexico, including Ps. 74.2 million (U.S.$5.9 million) at the Apizaco facility, Ps. 2.3 million (U.S.$0.2 million) at the Mexicali facility, Ps. 18.5 million (U.S.$1.5 million) at the Guadalajara facility, and Ps. 51.6 million (U.S.$4.1 million) at the San Luis facilities. We also spent Ps. 121.1 million (U.S.$9.7 million) in the acquisition of 1,300,000 square meters of land and other investments for the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, which facility is in the process of construction and is estimated to become operational in August 2013.

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

In the United States and Mexico, we own and operate fourteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.8 million tons and a combined annual installed rolling capacity of 3.8 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

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

In 2012, we had net sales of Ps. 29.5 billion, gross profit of Ps. 3.6 billion and net income of Ps. 2.0 billion. In 2012, approximately 45.3% of our consolidated sales were in the United States and Canada, approximately 53.3% were in Mexico, and approximately 1.4% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
•	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
•	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
•	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
•	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
•	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.
•	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.
25

•	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2010	2011	2012
	(thousands of tons)
I-Beams	70.3	72.8	77.7
Channels	66.8	62.1	66.9
Angles (1)	167.6	159.3	152.1
Hot-rolled bars (round, square and hexagonal rods)	926.2	954.5	871.7
Flat bar	91.5	101.0	97.9
Rebar	533.1	536.4	627.5
Cold finished bars	166.5	181.2	192.0
Other semi-finished trade products (2)	67.5	72.9	42.1
Electro-Welded wire mesh	47.8	22.1	18.9
Wire rod	63.0	37.7	21.4
Electro-Welded wire mesh panel	0.0	34.5	26.9
Other	40.8	54.2	66.6
Total steel sales	2,241.1	2,288.7	2,261.7

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2012, approximately 49.1% of our steel product sales represented SBQ steel products, of which we sold 37% to the auto part industry, 33% to service centers, 1% for hand tools, 2% for mining equipment and the remaining 27% to other industries.

In 2012, direct sales to the automotive industry decreased by 2% compared to 2011. In 2011, direct sales to the automotive industry decreased by 7% compared to 2010. In 2010, direct sales to the automotive industry increased by 40% compared to 2009. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector and in 2011 and 2012 sales to the energy sector accounted 0.4% and 0.9%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales.

Steel Product Sales By Region

	Mexico			United States, Canada and Other Countries
	Years ended December 31,
	2010	2011	2012	2010	2011	2012
I-Beams	95%	97%	96%	5%	3%	4%

	Mexico			United States, Canada and Other Countries
	Years ended December 31,
	2010	2011	2012	2010	2011	2012
Channels	59%	55%	50%	41%	45%	50%
Angles	78%	76%	75%	22%	24%	25%
Hot-rolled bars (round, square and hexagonal rods)	25%	28%	29%	75%	72%	71%
Rebar	96%	97%	100%	4%	3%	—
Flat bar	88%	88%	78%	12%	12%	22%
Cold drawn finished bars	27%	42%	46%	73%	58%	54%
Other semi-finished trade products	—	—	—	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	—	—	—
Wire rod	99%	98%	100%	1%	2%	—
Electro-Welded wire mesh panel	—	100%	100%	—	—	—
Other	100%	12%	37%	—	88%	63%
Total (weighted average)	55%	56%	60%	45%	44%	40%

During 2012, approximately 35% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 65% of our sales by volume, with SBQ products representing approximately 22% of such sales and the remainder representing commercial steel products.

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

During 2012 and 2011, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

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

We believe that in 2012 and 2011 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 73,028 tons, or approximately 3.2%, and approximately 69,600 tons, or approximately 3%, of our total finished product sales in 2012 and 2011, respectively. The revenue that we derived from I-beam products represented approximately 3% and 2.4% of our net sales in 2011 and 2012, respectively.

In 2012, we sold approximately 205,935 tons of I-beams, channels and angles at least three inches in width (including the 73,028 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. In 2011, we sold approximately 196,946 tons of I-beams, channels and angles at least three inches in width (including the 69,600 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 49% in 2012 and 53% in 2011, according with information provided by the Cámara Nacional de la Industria y del Acero (CANACERO).

In 2012, we sold approximately 1,165,632 tons of hot rolled and cold finished steel bars and 1,133,574 tons in 2011. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 18% and 24%, respectively, in 2012 and 16% and 53%, respectively, in 2011. Rebar and light structural steel together accounted for approximately 718,194 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2012. Rebar and light structural steel together accounted for approximately 743,243 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2011. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Inc., Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, S.A. de C.V., Talleres y Acero, Nucor Corporation and Bayou Steel Corporation.

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

United States and Canada

In the United States and Canada, we compete primarily with both domestic SBQ steel producers and importers. Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills. Non-U.S. competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong compared with foreign currencies.

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

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO 9001:2000 certification from International Quality Certifications covering the period January 19, 2007 to July 18, 2010. This certification was renewed in January 2013 and will expire on March 11, 2016. We are in the process of obtaining the ISO/TS 16949 certification.

Five of the Republic Steel plants are certified to ISO/TS 16949; Canton, Lorain, Lackawanna, Massillon and Hamilton. The plants in Gary and Solon are certified to ISO 9001. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Our Republic facilities are currently ISO 14001 and OHSAS 18001 certified except for the Solon plant. Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification, however, OHSAS 18001 is voluntary. The current ISO 14001 certification is effective until November 2013. The OHSAS 18001 certification is effective through February 2015.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 34% in 2010, 21% in 2011 and 1% in 2012; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011 and decreased approximately 10% in 2012. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2012, our cost of sales in Mexico, as a percentage of sales in Mexico, was 79%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 99%, and our consolidated cost of sales, as a percentage of consolidated sales, was 88%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 57% of our consolidated manufacturing conversion cost in 2012 (64% of the manufacturing conversion cost in our Mexico operations and 47% of the manufacturing conversion cost in our U.S. operations), compared to 56% of our manufacturing conversion cost in 2011 (64% of the manufacturing conversion cost in our Mexico operations and 47% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 9% and 16.6% of our refined scrap tonnage in 2012 and 2011, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 88.1% and 2.9%, respectively, in 2012 and approximately 83% and 0.4%, respectively, in 2011 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2010, 2011 and 2012, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 10% of our manufacturing conversion cost in 2012, compared to 10% in 2011, and they accounted for 18% of our manufacturing conversion cost in 2012, compared to 17% in 2011 in our U.S. and Canadian facilities.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Electrometalúrgica de Veracruz, S.A. de C.V., Ferroatlántica de México, S.A. de C.V. and Oxbow Metales México, S. de R.L de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from International Nickel, Climax Molybdenum Co., Considar Inc., Minerais U.S. LLC and Glencore LTD.

We obtain electrodes used to melt raw materials from Ucar Carbon Mexicana, S.A. de C.V., Graphite Electrode Sales, Missano, Luoyang Hong Feng Refractories and Abrasives, Co., LTD and JCS Energoprom – Die & From.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products from RHI Refmex, S.A. de C.V., Fedmet Resources Corp., Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Puyang Refractories Group Co., LTD, Magna Refractarios México, S.A. de C.V. and Refratechnik.

Electricity. In 2012 and 2011, electricity accounted for approximately 8% of our consolidated manufacturing conversion cost for the period. Electricity accounted for 10% of our manufacturing conversion cost in 2012 and 2011 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 7% of the manufacturing conversion cost in 2012 and 6% in 2011 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 2% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2012, compared to 3% in 2011 (3% in Mexico and 3% in the United States). We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 5(t) to our consolidated financial statements as of and for the years ended December 31, 2012 and 2011, derivative financial instruments are recognized in the statement of financial position at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2012, 2011 and 2010, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

We do not enter into contracts for speculation purposes. We account for these derivative instruments in accordance with IFRS 7 “Financial Instruments: Disclosures”.

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
32

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

We do not believe that our facility in Lorain, Ohio is subject to the Maximum Achievable Control Technology (“MACT”) standard for Iron & Steel Manufacturers, because it does not emit hazardous air pollutants above the major source regulatory threshold. However, it is possible that in the future the regulatory agency could disagree with our determination or that operations will change such that the applicability threshold is exceeded. In that event, or under similar circumstances, we could incur additional costs of compliance. In addition, it is anticipated that the Lorain, Ohio plant will be subject to the MACT standard for Industrial, Commercial and Institutional Boilers and Process Heaters. Once effective, this may cause us to incur additional costs at this facility in order to come into compliance. Our Canton, Ohio facility is subject to the MACT standard for Electric Arc Furnaces as an “area source.” Revisions of this standard are under development and, when promulgated, may impose additional restrictions on our Canton operations including those relating to mercury emissions and control.

Our integrated steel making operation at Republic’s Lorain, Ohio facility involves carbon and generates significant amounts of carbon dioxide (CO2), while our other steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by this efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Additionally, international negotiations to supplement and eventually replace the 1997 Kyoto Protocol are ongoing. The outcome of these negotiations or whether any of the countries in which we operate will sign on to any resulting agreement is unknown. More stringent GHG policies and regulations could adversely affect our business and results of operations.

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

In the United States, the federal environmental agency is developing a new rule that is expected, among other things, to impose a timeline for the phasing out of PCB-containing fluid in equipment that we currently use at many of our U.S. facilities. A preliminary notice regarding this future regulation was issued in April 2010, and a formal proposed rule is expected within the next two years. While the specifics of the proposed rule are not yet known, the phase-out may take place over a period of 5 to 10 years following issuance of the final rule, with the complete elimination of equipment containing PCBs above 50 ppm by 2025. Thus, once a final rule is issued, we may have to incur significant costs at our facilities to remove and replace the existing PCB-containing equipment.

Also in the United States, the federal environmental agency recently tightened or is in the process of tightening several environmental air quality standards under the Clean Air Act. More stringent ambient standards were adopted in 2010 for sulfur dioxide (SO2) and nitrogen oxide (NOx), and carbon monoxide (CO) in 2011.

More stringent standards for particulate matter have been promulgated in 2012. As these new more stringent standards are implemented through the different state programs, we are likely to experience higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2014 and subsequent years. These costs are related to extensive dispersion modeling and/or pre-construction monitoring not previously required.

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
37

(100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); Siderúrgica de Baja California, S.A. de C.V. (99.95%); CSG Comercial, S.A. de C.V. (99.95%); Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%); Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Comercializadora MSAN, S.A. de C.V. (100%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%), Simec International, S. A. de C. V.(100%), Corporativos G&DL, S.A. de C.V. (100%) Simec International 7, S. A. de C. V., (99.99%), Corporación ASL, S.A. de C.V. (99.99%) and Simec International 5, Inc. (100%).
(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012).
(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.
(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; Gary, Indiana, and Hamilton, Memphis, Tennessee; Ontario, Canada, all of which are owned directly by Republic.
(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S. A. de C. V. (100%) and Subsidiaries, Abastecedora Siderúrgica, S. A. de C. V. (99.98%) (merged into Aceros DM, S.A. de C.V. in 2012), Aceros DM, S. A. de C. V. (99.99%) Acero Transportes SAN, S. A. de C. V. (99.99%), Aceros San Luis, S. A. de C. V. (99.99%, Malla San, S. A. de C. V., (99.98%), Comercializadora Aceros DM, S.A. de C.V. (99.99%) y Promotora de Aceros san Luis, S.A. de C.V. (99.99%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2011:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Comercializadora Simec, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	Mexico	99.95%
Siderúrgica de Baja California, S.A. de C.V.	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Comercializadora MSAN, S.A de C.V.	Mexico	100.00%
Simec International 2, Inc. (merged into Simec Steel, Inc. in 2012)	U.S.A.	99.99%
Simec International 3, Inc. (merged into Simec Steel, Inc. in 2012)	U.S.A.	99.99%
Simec International 4, Inc. (merged into Simec Steel, Inc. in 2012)	U.S.A.	99.99%
Simec International 5, Inc.	U.S.A.	99.99%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at fourteen facilities throughout North America. At December 31, 2012, our crude steel production capacity was 4.8 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.6 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.2 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.6 million tons of crude steel production capacity. In addition, we have 3.8 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 2 million are located in the United States and Canada.

We operate six mini-mills, five in Mexico and one in the United States. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosi, San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. We also own an integrated blast furnace in Lorain, Ohio and a rolling mill in Lackawanna New York. Processing mills are located in Massillon Ohio, Hamilton Ontario, Gary Indiana and Solon Ohio.

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

We use scrap metal and iron ore to produce our finished steel products. We produce molten steel using both an electric arc furnace and integrated blast furnace technology, alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. Our facility in Canton, Ohio is capable of producing billets and blooms.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2010	2011	2012
	(tons in thousands)
Melt shops
Steel billet production	2,458.3	2,495.0	2,562.4
Annual installed capacity(1)	4,532.2	4,797.2	4,797.2
Effective capacity utilization	54.2%	52.0%	53.4%
Rolling mills
Total production	2,354.4	2,440.4	2,462.4
Annual installed capacity(1)	3,521.9	3,757.8	3,790.5
Effective capacity utilization	66.8%	64.9%	65.0%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2012.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
(Production %)
I Beams	21.9%	0%	0%	0%	5.3%
Channels	12.6%	14.2%	0%	0%	4.5%
Angles	25.4%	24.1%	2.7%	0%	10.3%
Hot rolled bars (round, square And hexagonal rods)	22.4%	4.9%	46.9%	1.1%	18.2%
Rebar	5.9%	46.4%	12.6%	84.2%	42.6%
Flat bars	6.9%	6.5%	16.0%	0%	6.6%
Cold finished Bars	4.1%	0%	21.0%	0%	6.2%
Electro-Welded Wire mesh	0%	0%	0%	3.4%	1.3%
Wire rod	0%	0%	0%	3.6%	1.5%
Electro-Welded Wire mesh panel	0%	0%	0%	4.8%	1.8%
Other	0.8%	3.9%	0.8%	2.9%	1.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2012, the Guadalajara mini-mill produced 317,654 tons of steel billet and 350,721 tons of finished product, operating at 91% capacity for billet production and 73% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2010	2011	2012
Steel sales (thousands of tons)	393	383	353
Average finished product price per ton	Ps. 9,069	Ps. 10,809	Ps. 11,357
Average scrap cost per ton	4,072	4,983	5,372
Average manufacturing conversion cost per ton of finished product	2,892	3,143	3,070
Average manufacturing conversion cost per ton of billet	1,610	1,707	1,749

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2012, the Mexicali mini-mill produced approximately 271,549 tons of billet, of which the Guadalajara mini-mill used 55,485 tons. In 2012, the Mexicali mini-mill produced 171,154 tons of finished products. In 2012 we operated the Mexicali mini-mill at 63% capacity for billet production and at 68% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2012, 46% of the products produced at the Mexicali mini-mill were rebar, 24% were angles, 5% were hot rolled bars (round, square and hexagonal rods) and the remaining 25% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,
	2010	2011	2012
Steel sales (thousands of tons)	177	180	186
Average finished product price per ton	Ps. 9,090	Ps. 10,072	Ps. 10,527
Average scrap cost per ton	3,895	5,028	5,283
Average manufacturing conversion cost per ton of finished product	2,172	2,564	2,765
Average manufacturing conversion cost per ton of billet	1,584	1,700	1,895

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of

480,000 tons. In 2012, the Apizaco mini-mill produced 468,895 tons of steel billet, of which the Guadalajara mini-mill used 12,572 tons. In 2012 the Apizaco mini-mill produced 403,164 tons of finished products. In 2012 we operated the Apizaco mini-mill at 88% capacity for billet production and at 76% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 78,000 tons. In 2012, the Cholula facility produced 78,290 tons of finished products, at 100% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2012, 13% of the products we produced at the Apizaco and Cholula facilities were rebar, 47% were hot rolled bars (round, square and hexagonals) and the remaining 40% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2010	2011	2012
Steel sales (thousands of tons)	284	343	376
Average finished product price per ton	Ps. 10,651	Ps. 11,942	Ps. 12,479
Average scrap cost per ton	3,660	4,725	5,037
Average manufacturing conversion cost per ton of finished product	3,755	3,360	3,135
Average manufacturing conversion cost per ton of Billet	2,105	2,090	2,033

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2012, these facilities had an annual installed capacity of 860,000 tons of billet and 620,000 tons of finished product. In 2012, the San Luis facilities produced 594,804 tons of steel billet, of which the Guadalajara mini-mill used 6,300 tons. In 2012 the San Luis facilities produced 557,624 tons of finished product, operating at 69% capacity for billet production and 90% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2012, 84% of the products produced at the San Luis facilities were rebar, 4% wire rod, and the remaining 12% were other light structural.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2010	2011	2012
Steel sales (thousands of tons)	542	503	560
Average finished product price per ton	Ps. 8,164	Ps. 10,133	Ps. 10,438
Average scrap cost per ton	4,287	4,935	5,434
Average manufacturing conversion cost per ton of finished product	1,952	2,166	2,390
Average manufacturing conversion cost per ton of Billet	1,511	1,630	1,604

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2012, these facilities had an annual installed capacity of 2,647,000 tons of billet and 1,960,000 tons of finished product. In 2012, Republic facilities produced 909,523 tons of steel billet. For the same period, Republic facilities produced 699,258 tons of hot-rolled bars. Republic facilities produced 136,245 tons of cold finish bars. In 2012, Republic facilities produced 144,216 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2010	2011	2012
Steel sales (thousands of tons)	845	880	787
Average finished product price per ton	Ps. 14,146	Ps. 16,050	Ps. 16,544
Average scrap cost per ton	4,944	5,678	5,212
Average manufacturing conversion cost per ton of finished product(1)	6,240	6,367	5,787
Average manufacturing conversion cost per ton of billet(1)	3,641	3,835	4,016

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2012, an annual installed capacity of 1,264,000 tons of steel billet and 838,000 tons of finished product. During 2012, the Lorain facility operated at 28.9% of capacity for 9-10” rolling mill and 36.6% of capacity for 20” mill finishing and shipping production, and it produced 271,312 tons of finished products. The facility did not produce any steel billets in 2012.

Canton, Ohio. Our Canton facility mainly produces SBQ steel and includes two 220-ton top charge electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers and two slag rakes. This facility also includes a combination Caster rolling facility that continuously casts blooms in a 4-strand caster, heats the blooms to rolling temperature in a walking beam furnace, then rolls billets through an 8-stand rolling mill in an inline operation. We installed and commissioned the electric arc furnace, the bloom/billet caster, ladle metallurgical furnace and vacuum degasser in 2005. Other Canton equipment includes a Mecana billet inspection line, four stationary billet grinders, a saw line and a quality verification line (or “QVL line”).

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2012, the Canton facility had annual installed capacity of 1,383,000 tons of steel billet. In 2012, this facility produced 909,523 tons of blooms, billets and other semi-finished trade product and was operated at 65.7% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .758" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2012, the Lackawanna facility had annual installed capacity of 599,000 tons of hot rolled bars. In 2012, this facility produced 427,946 tons of hot rolled bars and was operated at 71.5% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2012, an annual installed capacity of 125,000 tons of finished product. During 2012, the Massillon facility was operated at 55.5% capacity of finished product and produced 69,521 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars.

As of December 31, 2012, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2012, this facility produced 39,448 tons of cold finished bars and was operated at 55.7% capacity of finished product.

Solon Ohio and Memphis, Tennessee. Our Solon and Memphis facilities, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2012, the Solon and Memphis facilities had installed capacities of 181,000, and 87,000 tons, respectively, for wire products. During 2012, the Solon facility produced and shipped 144,216 tons of wire products and was operated at 79.5% capacity of finished product.  No wire products were produced at the Memphis facility during 2012.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2012, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2012, this facility produced 27,276 tons of cold finished bars and was operated at 46.3% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2012 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (47%); Light structurals (14%); SBQ (33%), Rebar (6%)	electric arc furnace with continuous caster rolling mill and bar processing lines	350,721	480,000

Mexicali	Structurals (22%); Rebar (46%); Light structurals (32%)	electric arc furnace with continuous caster and bar rolling mills	171,154	250,000

Apizaco and Cholula	SBQ (84%); Rebar (13%); Light structurals (3%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	403,164	480,000

Aceros DM, San Luis Potosí	Rebar (78%), Light structurals (5%), Wire rod (5%), Electro-Welded wire mesh (5%), Electro-Welded wire mesh panel (7%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	388,047	400,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	169,577	220,000

Location	Product (%)	Equipment	2012 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Lorain(1)	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	271,312	838,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	909,523	1,383,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	427,946	599,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	69,521	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	39,448	71,000

Solon and Memphis (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	144,216	269,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	27,276	59,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

Item 4A. Unresolved Staff Comments

There are no unresolved written comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding our periodic reports under the U.S. Securities Exchange Act of 1934, as amended.

Item 5.  Operating and Financial Review and Prospects

The following discussion is derived from our audited consolidated financial statements, which are presented elsewhere in this annual report. This discussion does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations.

Adoption of International Financial Reporting Standards (IFRS)

The Mexican National Banking and Securities Commission (CNBV) has established the requirement that listed companies must disclose their financial information to the public, through the Mexican Stock Exchange (BMV), and therefore, beginning in 2012, we prepare our financial information in accordance with IFRS, issued by the IASB. IFRS differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects. We applied IFRS 1, Initial Adoption of International Financial Reporting Standards.

Our Financial Statements for the year ending December 31, 2012 are the first annual financial statements presented in accordance with IFRS. The translation date is January 1, 2011 and therefore, the year ended December 31, 2011 is the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards”. According to IFRS 1 we will apply the relevant mandatory exceptions and certain optional exemption to retroactive application of IFRS. The reconciliation and description of the effects of the transition into IFRS are explained in Note 28 of our consolidated financial statements. We applied the following mandatory exceptions with respect to the retroactive application of IFRS:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization as explained in Note 28 to our consolidated financial statements included elsewhere herein.

-	Hedging instruments - Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.

-	Other mandatory exceptions were not applicable to us.

Additionally, we have applied the option for first-time adoption exemptions as follows:

-	We elected not to apply IFRS 3, Business Combinations (as revised in 2008) retrospectively to prior business combinations that occurred before its date of transition to IFRS.

-	We elected to present the items of property, plant and equipment at their net book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).

-	We elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.

-	We elected to reset to zero the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.

-	We applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, we designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

A.	Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, compared to 2010, was 16%. Our net revenue from sales decreased in 2012, compared to 2011, increased by 1% in the automotive sector, increased 20% in the independent distributor sector, decreased 55% in the hand tools sector, decreased 53% in the mining sector and decreased 20% in other industries. The total decrease in net revenue from sales of SBQ products in 2012, compared to 2011, was 4%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2010, 2011 and 2012 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2011 - 2012

	Year ended December 31,
	2011	2012
Shipments (thousands of tons)	2,289	2,262
Guadalajara and Mexicali	563	539
Apizaco and Cholula	343	376
San Luis facilities	503	560
Republic facilities	880	787

Net sales (Ps. millions)	29,270	29,524
Guadalajara and Mexicali	5,953	5,967
Apizaco and Cholula	4,096	4,692
San Luis facilities	5,097	5,845
Republic facilities	14,124	13,020

	Year ended December 31,
	2011	2012
Cost of sales (Ps. millions)	25,563	25,960
Guadalajara and Mexicali	4,866	5,116
Apizaco and Cholula	3,067	3,344
San Luis facilities	4,005	4,568
Republic facilities	13,625	12,932

Average price per ton (Ps.)	12,787	13,052
Guadalajara and Mexicali	10,574	11,071
Apizaco and Cholula	11,942	12,479
San Luis facilities	10,133	10,438
Republic facilities	16,050	16,544

Average cost per ton (Ps.)	11,168	11,477
Guadalajara and Mexicali	8,643	9,492
Apizaco and Cholula	8,942	8,894
San Luis facilities	7,962	8,157
Republic facilities	15,483	16,432

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 3.9% in 2012 and increased 3.9% in 2011. The U.S. GDP increased 2.2% in 2012 and increased 1.7% in 2011. A deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and, consequently, an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved.

Steel imports to the United States accounted for an estimated 24% of the domestic U.S. steel market in 2012 and an estimated 22% in 2011. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

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

For example, prices of scrap metal increased approximately 34% in 2010, increased approximately 21% in 2011 and increased approximately 1% in 2012; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011 and decreased approximately 10% in 2012. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2010, 2011 and 2012 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 8% in 2010, 11% in 2011 and 3% in 2012; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011 and 32% in 2012.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 4.4% for 2010 3.8% for 2011 and 3.6% for 2012. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per US$1.00 at August 6, 2008, and a high of Ps. 15.37 per US$1.00 at March 10, 2009 and was Ps. 12.13 per US$1.00 at April 30, 2013.

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

Segment Information

We are required to disclose segment information in accordance with IFRS 8 Operating Segments: Information which establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We conduct business in two principal business segments which are organized on a geographical basis:

•	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí; and
50

•	our U.S. segment represents the results of our operations of Republic, including its eight plants of which seven are located in the United States and one is located in Canada.

The following information shows other results by segment.

	For the year ended December 31, 2012
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	16,524,598	13,019,924	(20,555)	29,523,967
Cost of Sales	13,049,147	12,931,572	(20,555)	25,960,164
Gross profit	3,475,451	88,352	—	3,563,803
Administrative expenses	850,205	378,117	—	1,228,322
Other income, net	156,570	24,659	—	181,229
Interest income	23,344	250	—	23,594
Interest expense	7,804	18,505	(3,284)	23,025
Exchange loss, net	(509,149)	(750)	—	509,899
Income (loss) before income tax	2,288,207	(284,111)	3,284	2,007,380
Income tax	109,686	(56,054)	—	53,622
Net income (loss)	2,178,521	(228,057)	3,284	1,953,748

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and Amortization	750,888	261,134	—	1,012,022
Total Assets	25,588,667	8,288,629	(1,420,511)	32,456,785
Total liabilities	3,649,409	4,560,505	(1,420,511)	6,789,403
Additions of property, plant and equipment, net	937,761	366,213	—	1,303,974

	For the year ended December 31, 2011
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net Sales	15,174,922	14,127,627	(32,051)	29,270,498
Cost of Sales	11,964,761	13,630,778	(32,051)	25,563,488
Gross profit	3,210,161	496,849	—	3,707,010
Administrative expenses	718,392	331,561	—	1,049,953
Other expense, net	(103,670)	(10,036)	—	(113,706)
Interest income	26,089	46	—	26,135
Interest expense	9,502	14,223	—	23,725
Exchange gain, net	581,630	—	—	581,630
Income before income tax	2,986,316	141,075	—	3,127,391
Income tax	182,027	(33,197)	—	148,830
Net income	2,804,289	174,272	—	2,978,561

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and Amortization	731,678	217,838	—	949,516
Total Assets	23,353,289	9,092,150	(1,326,388)	31,119,051
Total liabilities	3,472,301	4,841,686	(1,326,388)	6,987,599
Additions of property, plant and equipment, net	267,720	164,280	—	432,000

Our net sales by product during 2012 and 2011 are as follows:

SALES BY PRODUCT (in thousands of pesos)
	2012	2011
Light structurals	1,119,824	988,808
Structurals	2,091,040	2,061,210
Bars	1,507,091	1,892,768
Rebar	6,557,581	5,350,784
Flat bar	715,994	614,662
Hot rolled bars	11,526,773	12,165,621
Cold drawn bars	3,678,059	3,375,967
Other	2,327,605	2,820,678
Total	29,523,967	29,270,498

Our net sales by country or region during 2012 and 2011 are as follows:

SALES (in thousands of pesos)
	2012	2011

Mexico	15,749,895	14,399,682
USA	12,577,226	13,709,807
Canada	795,929	766,318
Latin America	366,123	356,932
Other (Europe and Asia)	34,794	37,759
Total	29,523,967	29,270,498

Comparison of Years Ended December 31, 2011 and 2012

Net Sales

Net sales increased 1%, to Ps. 29,524 million in 2012 compared to Ps. 29,270 million in 2011. This increase resulted principally from a 2% increase in the average price per ton of steel products. Total sales outside of Mexico decreased 7%, to Ps. 13,774 million in 2012 compared with Ps. 14,871 million in the same period of 2011. Total sales in Mexico increased 9%, from Ps. 14,399 million in 2011 to Ps. 15,750 million in 2012.

Shipments of finished steel products decreased 1%, to 2.262 million tons in 2012, compared to 2.289 million tons in 2011. Total sales volume outside of Mexico of finished steel products was 0.905 million tons in 2012, compared to 1.014 million tons in 2011, while total Mexican sales increased 6%, from 1.275 million tons in 2011, compared to 1.357 million tons in 2012.

The average price of steel products increased 2% in 2012 compared to 2011, mainly as a result of an increase in sales of SBQ and higher prices in worldwide steel markets.

Cost of Sales

Our cost of sales increased 1.5%, from Ps. 25,563 million in 2011 to Ps. 25,960 million in 2012, which increase is mainly attributable to (i) an 5% increase in the average cost of raw materials used to produce finished steel products in our Mexican operations; (ii) higher SBQ sales in our Mexican operations; and (iii) a 6% increase in shipments in our Mexican operations. Cost of sales as a percentage of net sales was 88% in 2012, compared to 87% in 2011. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.1 and U.S.$1.8 per hour in 2012 and 2011, respectively, compared to U.S.$47.4 and U.S.$46 per hour for 2012 and 2011, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit decreased 4%, to Ps. 3,564 million in 2012 compared to Ps. 3,707 million in 2011. This decrease attributable mainly to a decrease of approximately 11% of volumes shipped in our operations in Republic. As a percentage of net sales, our gross profit was 12% in 2012, compared to 13% in 2011.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 17%, to Ps. 1,228 million in 2012, compared to Ps. 1,050 million in 2011. In 2012 and 2011, our general and administrative expenses included Ps. 297 million and Ps. 354 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 4% in 2012 and 2011. Depreciation and amortization expense were Ps. 475 million in 2012 compared to Ps. 455 million in 2011.

Other Income (Expense), Net

We recorded other income, net of Ps. 181 million in 2012, reflecting (i) an income of ps. 216 million related to compensation from litigation settlement received by missing inventory from the acquisition of Grupo San; (ii) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (iii) an expense of Ps. 68 million related to the depuration of some account balances and (iv) other income related to other financial operations of Ps. 41 million.

We recorded other expenses, net of Ps. 114 million in 2011, reflecting (i) an expense of Ps. 49 million related to the depuration of some account balances; (ii) expenses of Ps. 14 million corresponding to land remediation work at Pacific Steel; and (iii) expenses of Ps. 12 million related to obsolete machinery; and (iv) other expenses related to other financial operations of Ps. 39 million.

Interest Income

We recorded an interest income of Ps. 23 million in 2012 compared to Ps. 26 million in 2011.

Interest Expense

We recorded an interest expense of Ps. 23 million in 2012 compared to Ps. 24 million in 2011.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of Ps. 509 million in 2012 compared to an exchange gain of Ps. 582 million in 2011; this foreign exchange loss reflected the 7% appreciation of the peso against the dollar in 2012 and the 13% devaluation of the peso against the dollar in 2011. Foreign exchange loss in 2012 resulted because our monetary position in dollar assets is greater than our liabilities in dollars.

Income Tax

In 2012 we recorded an income tax provision of Ps. 54 million, which included an income tax benefit of Ps. 16 million and an income tax provision for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 70 million. In 2011 we recorded an income tax provision of Ps. 149 million which included an income tax benefit of Ps. 87 million and an income tax provision for deferred income taxes and deferred FRBT of Ps. 236 million.

Our effective income tax rates for 2012 and 2011 were 2.7% and 4.8%, respectively.

According to the Income Tax Law in México, the tax rate for the year 2013 is 30%, 29% for 2014 and 28% for 2015 and thereafter.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT is computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT is payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2012 and 2011 where determined based on the specific rules of each tax.

Net Income

We recorded net income of Ps. 1,954 million in 2012, compared to net income of Ps. 2,978 million in 2011. This decrease is mainly attributable to (i) a foreign exchange loss of Ps. 509 million in 2012 compared to Ps. 582 million of exchange gain in 2011 (ii) an increase in cost of sales and (iv) an increase in administrative expenses.

Critical Accounting Policies

The discussion in this section is based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and cost of sales, income taxes, foreign currency transactions and exchange differences, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

Management believes that the critical accounting policies which require the most significant judgments and estimates used in the preparation of the financial statements relate to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets, valuation allowance on accounts receivable and inventories obsolescence. We evaluate the recoverability of operating tax losses (NOL) carry forwards, and only for those who have probability of being recovered is determined a deferred tax asset. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, we considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. As part of our analysis, we also considered the impact of Mexico’s Flat-Rate Business Tax in the projected utilization of NOLs to determine which tax system (the regular income tax or the Flat Rate Business Tax) would be more likely to limit the realization of deferred tax assets. To the extent that the Flat Rate did not limit recognition of deferred tax assets, we projected future taxable profits for a period of four years. Based on the company’s evaluation, it determined the amount of deferred tax asset that is more likely than not to be realized in the future against those taxable profits. Any deferred tax amounts which were not recovered in that time period or through the reversal of deferred tax liabilities had a valuation allowance provided for their realization.

We evaluate periodically the adjusted values of our property, plant and equipment and intangible assets to determine whether there is an indication of potential impairment. Impairment exists when the carrying amount of an asset exceeds net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or realizable value. Significant judgment is involved in estimating future revenues and cash flows or realizable value, as applicable, of our property, plant and equipment due to the characteristics of those assets. The class of our assets which most require complex determinations based upon assumptions and estimates relates to indefinite lived intangibles including goodwill, due to the current market environment.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2011 and 2012 there was not impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2011 and 2012, there was no impairment charge related to the San Luis facilities.

As of December 31, 2012, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 12%; and
•	sales: we estimate an increase in sales, mainly attributable to the increase in the volume by the mesh products and billet. The company forecast an increase of 37% in 2013. After 2014, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

As of December 31, 2011, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 10.9%; and
•	sales: we estimate an increase in sales, mainly attributable to the increase in the volume by the mesh products. The company forecast an increase of 10% in 2012 and 1.7% for 2013. After 2014, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and sales prices.

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

Net realizable value of inventory. We apply judgment at each balance sheet date to determine whether the low moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

Reserve for environmental liabilities: The reserve for environmental liabilities represent the estimated environmental remediation costs associated that we believe are going to incur. These estimates are based on currently available data, existing technology, the current laws and regulations and take into account the likely effects of inflation and other economic and social factors. The time in which they could incur these costs cannot be determined reliably at this time due to the absence of deadlines for remediation under the laws and regulations which apply to remediation costs will be made.

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but not yet effective some of them:

Effective for annual periods beginning on or after

IFRS 9, Financial Instruments	January 1, 2013
IFRS 10, Consolidated Financial Statements	January 1, 2013
IFRS 11, Joint Arrangements	January 1, 2013

IFRS 12, Disclosure of Interest in Other Entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IAS 27, Consolidated and Separate Financial Statements - Reissued as IAS 27 Separate financial statements (as amended in 2011)	January 1, 2013
IAS 28, Investments in Associates – Reissued as IAS 28 Investment in associates and joint ventures (as amended in 2011)	January 1, 2013
Amendment to IFRS 7 Disclosures – Transfers of Financial Assets	January 1, 2013
Amendment to IFRS 9 and IFRS 7 Mandatory effective date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 10, IFRS 11 e IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IAS 19 (as revised in 2011), Employee Benefits	January 1, 2013
Amendment to IAS 32 Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRSs, Annual Improvements to IFRSs 2009-2011 Cycle Except for the Amendment to IAS 1	January 1, 2013

At the date of issuance of these consolidated financial statements, we have not had any effect with these new standards on its financial information.

B.	Liquidity and Capital Resources

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

On December 31, 2010, 2011 and 2012, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2012 and 2011, Republic had U.S.$50 million, outstanding under this line of credit. See Note 20 to our consolidated financial statements included elsewhere herein.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2010 we had cash and cash equivalents of Ps. 3,385 million, as of December 31, 2011 we had cash and cash equivalents of Ps. 6,537 million and as of December 31, 2012 we had cash and cash equivalents of Ps. 8,102 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and, capital expenditure programs. The following is a summary of cash flows for the two years ended December 31, 2011 and 2012:

Principal Cash Flows

	Years ended December 31,
	2011	2012

Funds provided by operating activities	2,954	3,655
Funds used in investing activities	(440)	(1,507)
Funds used by financing activities	—	(23)

Our net funds provided by operations were Ps. 3,655 million in 2012 compared to Ps. 2,954 million in 2011. The increase of Ps. 701 million in the net funds provided by operation between 2012 and 2011 originated mainly from the net decrease in accounts receivable for the year.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 1,507 million in 2012 compared to Ps. 440 million in 2011.

Our net funds used by financing activities in 2012 were Ps. 23 million, compared to Ps. 0 million by financing activities in 2011. We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 15 to our consolidated financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

As of December 31, 2012, we have the following commitments for capital expenditures:

On September 27, 2011, we entered into an agreement with SMS Concast AG. ("Concast") for the manufacture of the melt shop equipment to be used by our subsidiary GV do Brazil Industria e Comercio of Aço LTDA with a capacity of 520,000 tons of annual steel billet for the production of rebar and wire production with an arc furnace of 65,000 tons. The purchase price was 15 million Euros, to be paid in dollars at a fixed exchange rate of 1.3764 U.S. dollars per Euro in accordance with the following payment schedule:

•	70% on 5 payments within 15 days after the signing the contract and 10 months following.
58

•	The remaining 30% by irrevocable letter of credit in favor of the supplier, which shall be valid for a minimum period of 18 months. This letter shall be payable in equal installments of 10% of the contract value which will start from the last shipment of equipment to final testing and startup. This amount will be paid as follows:
-	5%, 11.5 months after signing the contract.
-	5% within a few weeks after notification of the supplier to the Company's bill of lading and / or airway and / or certificate in the store that has received the equipment in good condition, however this partial payment of 5% may be paid in any event no later than February 28, 2013.
-	The remaining 20% will be paid by letter of credit irrevocable nontransferable, open until June 30, 2014, which shall be in force until the date agreed and this 20% will be covered as follows:
-	10% will be paid to the contractor upon delivery of documents of all operating units, but if the cold tests with respect to any equipment operation cannot be completed and / or successful completion in 12 months from the date of delivery, then do not pay until they are delivered successfully tested over a period of thirteen months.
-	10% will be paid to the contractor upon delivery of documentation and conducting performance tests with respect to any operating unit and if not successfully, the contractor will be responsible for performing this test to the end of the warranty period.

At December 31, 2012, payments in advance totaled USD$15.5 million.

The Supplier shall provide a guarantee (Warranty Bond) of 10% for a period of 24 months from the last shipment.

On November 18, 2011 we entered into an agreement with SMS Meer S. p. A. (“Meer”) providing for our acquisition from Meer of a rolling mill to be used by our subsidiary GV do Brasil Indústria e Comércio de Aço Ltda., with a production capacity of 400,000 tons of wire and rebar. The purchase price was 19.6 million Euros, to be paid in dollars at a fixed exchange rate of 1.3482 dollars per euro. The payments will be done on dollars in accordance with the following payment schedule:

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

We have made advances for US$4.4 million at December 31, 2012.

On July 20, 2012 we entered to make an amendment to the original contract, an added an acquisition of a box for the rolling mill, the purchase price was 0.5 million Euros, to be paid in dollars at a fixed exchange of 1.23482 dollars per euro. The payments will be done on dollars in accordance with the following payment schedule:

•	20% of the contract in advance and the vendor will provide a bank guarantee for this amount
•	60% of the contract at the time of good delivery
•	10% of the contract at the provisional acceptance, the delivery of a pro-forma invoice and the certificate of provisional acceptance
59

•	10% of the contract once accepted the equipment permanently

We have made advances for US$0.1 million at December 31, 2012.

On August 21, 2012 the Company entered into a contract with the supplier Russula, SA for an amount of US$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio of Aço LTDA. This contract shall be payable as follows:

•	10% at 15 days after signing the contract.

•	The 5% within 15 days after certification of basic engineering approval, which will be issued by the subsidiary.

•	10.65% on March 12, 2013.

•	7% on April 15, 2013.

•	The 5% within 15 days after certification of approval to engineering detail, which will be issued by the subsidiary.

•	The 19.35% upon delivery of the commercial invoice, packing list, certificate of origin of the equipment and insurance and freight for the team's arrival at the port.

•	The 13% upon delivery of the equipment at the port of Brazil.

•	The 20% against proforma invoice delivery and acceptance of the provisional certificate.

•	10% upon delivery of final acceptance certificate of the plant and the warranty.

At December 31, 2012 have made payments in advance totaled US$ 0.8 million.

On August 30, 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of US$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio LTDA of Aco. Payments will be made as follows:

•	30% within 30 days after signing the contract.

•	60% by credit card which will be issued within 2 months from the date of signing the contract and the letter of credit must have a minimum validity of 12 months.

•	The remaining 10% will be paid upon delivery of the proforma invoice and the final acceptance certificate.

At December 31, 2012 have made advances US$ 1.2 million.

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks “SAN” and “Aceros San Luis”. The trademark “Grupo Simec” is currently in process of registration at the IMPI. Also, a patent is currently in process of registration before the IMPI entitled in favor of Simec International 6, S.A. de C.V.

D.	Trend Information

In the first quarter 2013 net sales increased 6% compared to the fourth quarter 2012. Sales in tons of finished steel increased 2% in the first quarter 2013 compared with the fourth quarter 2012. Prices of finished products sold in the first quarter 2013 increased approximately 3% compared to the fourth quarter 2012

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2012:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	662	—	—	—	662
Short-term debt obligations	4	—	—	—	4
Long-term contractual obligations (see paragraph below)	13	27	1	—	41
Total	679	27	1	—	707

(1)	Ps. 656 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 4 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2017. During 2012, 2011 and 2010, the expenses for operating leases were U.S.$7.4 million, U.S.$5.4 million and U.S.$4.8 million, respectively. As of December 31, 2012, total future minimum lease payments under non-cancelable operating leases are U.S.$1 million in 2013, U.S.$0.8 million in 2014, U.S.$0.7 million in 2015, U.S.$0.6 million in 2016 and U.S.$0.4 million in 2017. At December 31, 2012 there are no additional obligations after 2017. As of December 31, 2012, the current purchase commitments related to the new electric arc furnace in the plant of Lorain were U.S.$23.1 million.

On December 28, 2012 Republic entered into a sale and purchase agreement with Proyectos Comerciales el Ninzi, S.A. de C.V. (Shareholder of ICH) to sell 261,000 short tons of Coke (short ton equals 907.18474 kilos). Through this contract, the buyer is obliged to purchase those tons in a period not exceeding two years, without liability if it did not acquire. The sale price will be US$ 450 per short ton, for a total of US$ 117.4 million.

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

The current members of our board of directors were nominated and elected to such position at the 2013 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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
62

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

Name	Position	Position Held Since
Luis García Limón	Chief Executive Officer	1982*
Mario Moreno Cortez	Coordinator of Finance	2012
Juan José Acosta Macías	Chief Operating Officer	2004
Marcos Magaña Rodarte	Chief Sales Officer	2001

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

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our coordinator of Finance. From 1998 to 2010 he was our general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno was working in various departments of the financial area within certain of our principal subsidiaries.

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

For the years ended December 31, 2012 and 2011, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 39.6 million and Ps. 31.1 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

The audit and corporate practices committee is currently composed of three members. Rodolfo García Gómez de Parada, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on April 8, 2013, and Gerardo Arturo Avendaño Guzmán and Raúl Arturo Pérez Trejo were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

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

As of December 31, 2012, we had 5,086 employees (2,814 were employed at our Mexico facilities, of whom 1,576 were unionized, and 2,272 were employed at Republic facilities, of whom 1,826 were unionized) compared to 4,686 employees as of December 31, 2011, (2,762 were employed at our Mexico facilities, of whom 1,545 were unionized, and 1,924 were employed at Republic facilities, of whom 1,568 were unionized).

As of December 31, 2010 we had 4,361 employees (2,731 were employed at our Mexico facilities, of whom 1,546 were unionized, and 1,630 were employed at Republic facilities, of whom 1,318 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2014.
•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2014.
•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2014.
•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on February 28, 2014.
•	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM. The contracts expire on January 14, 2014.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Eighty percent of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). On March 29, 2012, the USW ratified a new agreement that expires on August 15, 2016 (labor agreement).  For the Mexican operations, approximately 56% of the employees are under collective bargaining agreements, which expire as described above.

Defined Contribution Plans

Steelworkers Pension Trust

Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. The Company obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S.$1.68 per hour for each covered employee’s contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed to under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

a.	Contributions to the SPT by the Company may be used to provide benefits to employees of other participating employers;
b.	If a participating employer stops contributing to the SPT, the unfunded obligations of the plan may be borne by the remaining participating employers;
67

c.	If the Company chooses to stop participating in the SPT, the Company may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

On March 21, 2011, the Board of Trustees of the SPT elected funding relief which has the effect of decreasing the amount of required minimum contributions in near-term years, but will increase the minimum funding requirements during later plan years. As a result of the election of funding relief, the SPT’s zone funding under the Pension Protection Act may be impacted.

In addition to the funding relief election, the Board of Trustees also elected a special amortization rule, which allows the SPT to separately amortize investment losses incurred during the SPT’s December 31, 2008 plan year-end over a 29 year period, whereas they were previously required to be amortized over a 15 year period.

Republic’s participation in the SPT for annual periods ended December 31, 2012 and 2011, is outlined in the table below.

The plan has not utilized any extended amortization provisions that affect the calculation of zone status.

Republic Steel has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2012 and 2011 contributions.

VEBA Benefit Trust

The Company is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2012 and 2011, the Company recorded expenses of U.S.$2.3 million and U.S.$8.5 million, respectively, related to this welfare plan. The Company recorded combined expenses of U.S.$8.1 million and U.S.$14.5 million for the years ended December 31, 2012 and 2011, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2012 and 2011, the Company recorded expense of U.S.$2.3 million and U.S.$2.1 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U,S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2012 and 2011, the Company recorded expense of U.S.$0.07 million and U.S.$1.0 million, respectively.

Republic has a profit sharing plan for all salaried and nonunion hourly employees that is based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization. Republic paid $0.2 million under this plan during 2012 and $0.3 million during 2011.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At December 31, 2012, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 64% of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

As of April 8, 2013, we had 497,709,214 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns, directly or indirectly, approximately 64% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of April 8, 2013.

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

At March 31, 2013, 487,002,922 series B common shares were held in Mexico by approximately 305 shareholders who were record holders in Mexico and 17 were ADS record holders in the United States. The ADS represent 10,706,292 common shares.

B.	Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See Note 20 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million or Ps. 1,403 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8%. We financed our portion of the purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2010 these sales totaled Ps. 43 million, in 2011, these sales totaled Ps. 31 million and in 2012 these sales totaled Ps. 181 million. In addition, in 2010, 2011 and 2012 we purchased Ps. 81 million, Ps. 66 million and Ps. 113 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2010 we paid Ps. 14 million, in 2011 we paid Ps. 14 million and in 2012 we paid Ps. 16 million.

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

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2012, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

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

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2012 PS is awaiting a final decision from DTSC.

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

The shipment of five trucks per day of the land in PS is made in the presence of personnel of DTSC. At December 31, 2012 PS had already shipped 18,935 tons of material to our plant in Mexicali.

Due to the fact that the cleanliness levels have not yet been determined by the DTSC and since the assessment of the entire property has not yet been completed, we are unable to estimate the costs associated with such above-mentioned remediation measures. The company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from US$0.8 million to US$1.7 million. On such bases, the company created a provision for this contingency at December 31, 2002, of US$ 0.4 million. The obtaining of permits for the remediation of the site from authorities cannot be guaranteed, and we cannot assure you that the corrective measures will not be significantly more costly than expected.

Community Development Commission, CDC

The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site where PS conducts its operations, at market value less the cost of remediation and less certain investigation costs incurred.. Pacific Steel has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay PS the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for US$6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the company to remain in the area. In 2011, the State of California eliminated all Community Development Committees. As a result, there is no imminent risk of expropriation.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2012 and 2011, we had a reserve to cover probable environmental liabilities totaling U.S.$3 million. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2012, the current and non-current portions, U.S.$2.3 million and U.S.$0.7 million, respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

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

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2008	63.60	15.50	18.48	3.21
2009	38.64	17.52	9.24	3.94
2010	37.80	28.20	9.08	6.49
2011	35.00	25.16	8.85	5.53
2012	61.99	31.00	14.39	6.96

2011
First Quarter	35.00	29.95	8.85	7.13
Second Quarter	34.39	29.20	8.80	7.25
Third Quarter	30.41	25.26	7.84	5.53
Fourth Quarter	34.09	25.16	7.43	5.62

2012
First Quarter	40.99	31.00	9.74	6.96
Second Quarter	45.00	38.01	10.50	8.24
Third Quarter	52.89	41.22	12.49	9.17
Fourth Quarter	61.99	49.14	14.39	11.23

2013
First Quarter	64.62	51.00	15.37	10.15
Second Quarter (through April 30)	58.66	54.14	14.53	12.71

2013
January	63.80	59.05	15.22	14.01
February	64.62	53.79	15.37	12.59
March	59.00	51.00	14.42	10.15
April	58.66	54.14	14.53	12.71

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

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with MFRS, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to a least 20% of our then current capital stock, (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

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
78

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
79

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
81

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2011, 2012 and 2013. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2011, 2012 and 2013, or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented by the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the B shares and ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 or our 2012 taxable year.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 28% for the year ended December 31, 2009 and 30% by 2010, 2011, 2012 and 2013 of gains realized from the disposition.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 97% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See Note 15 to the consolidated financial statements.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2012 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 65.3 million (U.S.$5 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2012 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2013. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2012 or 2011.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by BDO and by Marcelo de los Santos S.C., a practice member of Moore Stephens, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financing reporting were not effective at December 31, 2012.

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

In addition, our external auditors notified our management that, during their audit of our consolidated financial statements for the year ended December 31, 2011, it identified what it considered to be, under standards established by the Public Company Accounting Oversight Board, material weaknesses in internal controls over financial reporting:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include (i) ineffective controls in the patents registry; (ii) inadequate resources and inadequate distribution of duties among personnel, resulting in too many functions centralized among too few personnel; (iii) out-of-date accounting and human resources policies and information technology procedures, and a lack of proper monitoring of the foregoing; (iv) a lack of adequate implementation of our ethical code; (v) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (vi) a lack of an accounting manual (including instructions on accounting recordkeeping) for the entire company; (vii) failure to create and implement a training plan for management personnel preparing financial records; and (viii) failure of audit personnel to report periodically to the Audit Committee in order to monitor the remediation procedures previously adopted with respect to previous accounting periods;
•	A lack of appropriate accounting resources, which led to inadequate supervision and controls within the accounting department and therefore prejudiced the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow management to supervise properly the preparation of consolidated financial information. Financial information of subsidiaries was presented at a level of detail that was insufficient to allow for a clear and precise understanding of operations; and
•	A lack of appropriate accounting resources at SimRep, which led to material weaknesses with respect to SimRep’s internal controls over financial reporting, which resulted in material corrections to its consolidated financial statements. Such material weaknesses included: (i) a lack of proper controls to reconcile certain balance sheet accounts at a detailed level, including certain accounts payable debit balances that could not be substantiated, resulting in audit adjustments; (ii) financial close control failure due to lack of timely review of monthly financial statements; (iii) a necessity to perform several reclassifications to basic financial statements and adjustments to the footnotes after the auditors’ review of such financial statements; and (iv) a lack of appropriate expertise at SimRep to address technical accounting and financial reporting matters.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties analysis and authorization of personnel access to main information systems; (iii) lack of evidence of reconciliation of physical and accounting information of raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2012

In our assessment of our internal controls over financial reporting for the year ended December 31, 2012, the following material weaknesses were identified by us:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) failure to keep all our policies and procedures, including IFRS accounting policies, updated; (ii) limited IFRS understanding within our Internal Audit department; (iii) inadequate controls in the review and approval process of the disclosures of our financial statements; (iv) poor maintenance of our whistleblower line for the Mexican subsidiaries; (v) ineffective controls in our patents registry; (vi) inadequate distribution and segregation of duties within our accounting department; (vii) deficient distribution to employees and officers of our code of ethics; (viii) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (ix) lack of an accounting manual with accounting instructions for our most important transactions; (x) failure to create and implement a training plan for our management personnel preparing financial records; and (xi) incomplete monitoring of certain control deficiencies identified on previous years;
•	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements and assets valuation, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;
•	Deficient and not standardized controls in SimRep related to the physical inventory counts and a very vulnerable procedure to determine costs due to manual calculations, and;
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include: (i) failure to timely approve our policies and procedures to prepare financial statements in accordance with IFRS and limited knowledge of those standards, (ii) undocumented process and deficient controls in the control access to information systems, (iii) deficient controls to review and approve cost calculation of finished goods, (iv) lack of physical inventory of fixed assets; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.
C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V.

Guadalajara, Jalisco, Mexico.

We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Grupo Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros DM, S.A. de C.V. and subsidiaries, wholly owned subsidiaries, which total combined assets represent approximately 10% of the total consolidated assets as of December 31, 2012 and its net combined sales for the year then ended represented approximately a 5% of the total net consolidated sales. The effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed an qualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1) Regarding the entity-level controls and control environment, the COSO framework elements needs to be straightened, there were found significant deficiencies that could affect the effectiveness of the internal controls, those deficiencies include, (a) IFRS accounting policies approved after the period end, (b) lack of IFRS expertise in the Internal Audit department, (c) improper controls to define, review and prove the disclosures in the financial statements, (d) whistleblower line in the Mexican subsidiaries not fully operational and contact information the website is not updated, (e) ineffective controls in the patents registry, (f) many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties, (g) insufficient diffusion of the ethical code, (h) control processes not integrated under one single Enterprise Resource Planning (ERP) system, (i) lack of accounting manual with instructions on most of accounting records, (j) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS; and (k) incomplete monitoring of some weaknesses reported on previous years due to their prevalence on the report of this year.

The combination of these deficiencies constitute a material weakness, there are a reasonable possibility that material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

(2) Lack of appropriate accounting resources during 2012 at the corporate that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process, the presentation of the Financial Statements and assets valuation. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

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

(4) In the subsidiary SimRep Corporation and its subsidiaries are material weaknesses affecting the effectiveness of internal controls that are mentioned below:

- We noted a lack of control over physical inventory counts and highly manual costing process. An adequate review process is not in place to determine that inventory counts are complete and performed accurately. Also, a standardized inventory process is not in place for all locations. This resulted in adjustment to the financial statements related to incomplete inventory counts.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of 2012 financial statements and this report does not affect our report dated April 3, 2013 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria. The other auditors issued an adverse opinion of Corporación Aceros DM, S.A. de C.V. and subsidiaries.

The other auditors issued also an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, noting that significant deficiencies were detected on Corporación Aceros D.M., S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include: (i) procedures and policies to prepare Financial statements according to IFRS rules not approved timely and limited knowledge on those standards, (ii) undocumented process and deficient controls in the control access to the information systems, (iii) deficient controls to review and approve cost calculation of finished goods, (iv) lack of physical inventory of fixed assets; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011(date of transition), and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and our report dated April 3, 2013 expressed an unqualified opinion thereon. We did not audit the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, acquired by the Company on May 31, 2008, which total combined assets represent approximately 10%, 10% and 15% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2012 and 2011 represented 5% and 11% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

Castillo Miranda y Compañía, S.C.

Member of BDO International

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico

April 3, 2013

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
96

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

In addition, as a result of our evaluation on the effectiveness of our internal controls at Grupo Simec (Mexican operations) for the year ended December 31, 2011 and the material weakness and deficiencies identified during that period, we will implement the following changes, which are reasonably likely to materially affect our internal controls over financial reporting:

•	We will (i) review and reform our entity level controls which relate to the implementation of our ethical code, (ii) review and update our policies and procedures, (iii) provide formal training to our finnancial personnel related to the preparation of financial statements, (iv) carry out formal follow-up procedures with respect to the remediation plans, (v) review and update our accounting manual and (vi) reform our internal control related to our patent registry.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting to avoid the errors found with respect to our financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process. We will also reform our training program in order to avoid similar errors in the future.
•	In our subsidiary Corporación Aceros DM, S.A. de C.V. we will (i) perform periodic physical inventories of our fixed assets, (ii) review the analysis of the segregation of duties and proper authorization of personnel access to main information systems; (iii) obtain evidence of reconciliation of physical and accounting information of the raw material inventory; (iv) obtain evidence of review of interim financial statements; and (v) review and update our documentation related to the responsibilities and authority of key financial roles and communicate adequately.

Fiscal Year Ended December 31, 2012

We believe that many of the remedial measures adopted by the Audit Committee on April 25, 2012 to address the material weaknesses in internal controls over financial reporting at SimRep were implemented during the year 2012, the most important remedial measures implemented during 2012 include (i) adoption of monthly meetings to review the status and valuation of obsolete inventory, (ii) added additional senior accounting and financial reporting expertise, (iii) added full-time internal auditor, (iv) quarterly financial reviews performed by the external auditor, (v) direct line of communication from Republic´s Controller to our CFO independent of our CEO´s or CFO´s involvement, (vi) periodic visits to SimRep by our Internal Auditor and CFO; and (vii) improved whistleblower program and procedures. Republic also implemented a system to supervise the closing process and simplify the execution of internal controls and the administration of the supporting documentation.

As a result of our evaluation on the effectiveness of our internal controls for the year ended December 31, 2012 and the material weakness and deficiencies identified during that period, we intend to implement the following changes, which we believe are reasonably likely to materially affect our internal controls over financial reporting:

•	We will review and reform our entity level controls to comply with the COSO framework, addressing all the issues that were found on our 2012 assessment of our internal control.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting and to avoid the
97

errors found with respect to our financial statement closing process and preparation of Financial Statements under IFRS.
•	In our subsidiary SimRep we will review the physical inventory and procedures to determine costs and we will standardize these procedures in accordance to the procedures implemented in the rest of the subsidiaries.
•	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will (i) train our staff on IFRS, (ii) document and improve the control access to information systems, (iii) strengthen the controls related to the cost calculations of finished goods, (iv) perform periodic physical inventories of our fixed assets; and (v) review and update our documentation related to the responsibilities and authority of key financial roles and communicate adequately.

Item 16.	Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert”, as defined in Item 16.A of Form 20-F, serving on the Audit Committee. Rodolfo García Gómez de Parada is the director whom the board of directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. García’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. García any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. Mr. García is “independent” as such term is defined in the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2011 and 2012, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee has engaged BDO, as the independent auditors of our consolidated financial statements, as of and for the years ending December 31, 2012 and 2011. The Audit Committee has also engaged BDO USA, LLP to audit the consolidated financial statements of SimRep and subsidiaries located in the United States. The Audit Committee has also engaged BDO RCS SS to audit the consolidated financial statements for the year ended December 31, 2012, of our subsidiary GV do Brasil Industria e Comercio LTDA Aço, located in Brazil,. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continue to be audited by Moore Stephens.

Audit Fees. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2012, included in our annual report on Form 20-F in the amount of Ps. 11.7 million and Ps. 2.4 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2011, included in our annual report on Form 20-F in the amount of Ps. 11.2 million and Ps. 2.9 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates.

98

Audit Related Fees. In 2012 and 2011, we did not incur in any expenses associated with audit related fees.

Tax Fees. In 2012 and 2011, we did not incur in any expenses associated with tax compliance.

Other Fees. We paid no fees in 2012 and 2011 other than those set forth above to BDO or Moore Stephens.

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

The Audit Committee approved all of the services incurred in 2011 and 2012, described as “Audit Fees,” “Audit Related Fees”, “Tax Fees”, and “Other Fees,” in accordance with our policy on auditor independence.

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

99

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

100

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
101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón

Luis García Limón

Chief Executive Officer

By: /s/ Mario Moreno Cortez

Mario Moreno Cortez

Coordinator of Finance

Dated: May 15, 2013

102

GrupoSimec, S.A.B. de C.V. and subsidiaries

(subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated financial statements

as of December 31, 2012 and 2011

and independent auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and January 1, 2011 (date of transition), and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, acquired by the Company on May 31, 2008, which total combined assets represent approximately 10%, 10% and 15% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2012 and 2011 represented 5% and 11% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011 (date of transition), and the results of their operations, the changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As mentioned in Note 2, the Company adopted International Financial Reporting Standards as issued by the International Accounting Standards Board for the first time for the year ended December 31, 2012. Such adoption affected the amounts previously reported in the Company’s consolidated financial statements which were presented under Mexican Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Grupo Simec, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors. Our report dated April 3, 2013 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Companía, S.C.

/s/ Carlos Rivas Ramos

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico

April 3, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Corporación Aceros D.M., S.A. de C.V.

We have audited the accompanying consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and January 1, 2011 (date of transition), and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011 (date of transition), and the results of their operations, the changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

As mentioned in Note 2, the Company adopted International Financing Reporting Standards as issued by the International Accounting Standards Board for the first time for the year ended December 31, 2012. Such adoption affected the mounts previously reported in the Company’s consolidated financial statements which were presented under Mexican Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States of America), Corporación Aceros D.M., S.A. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our report dated April 3, 2013 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Marcelo de los Santos y Cía., S.C.

/s/ Marcelo de los Santos Anaya

C.P.C. Marcelo de los Santos Anaya

San Luis Potosí, San Luis Potosí, México

April 3, 2013

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011, and January 1, 2011 (date of transition)

(In thousands of Mexican pesos)

	Note	December 31,		January 1,
		2 0 1 2	2 0 1 1	2 0 1 1
Assets
Current assets:
Cash and cash equivalents	7	$8,102,314	$6,537,088	$3,384,917
Accounts receivable:
Trade, less reserves of $234,520 ($264,698 in 2011 and $237,379 at January 1, 2011)	8	2,215,648	3,031,679	2,465,208
Related parties	20-b	118,002	169,018	126,145
Recoverable taxes	9	324,059	500,688	677,982
Other receivable		83,982	8,283	53,358

Total accounts receivable, net		2,741,691	3,709,668	3,322,693

Inventories, net	10	6,234,216	5,758,027	5,216,677

Prepaid expenses		241,719	193,985	262,708

Total current assets		17,319,940	16,198,768	12,186,995

Non-current inventories, net	10	1,687,659	1,792,040	1,605,968
Property, plant and equipment, net	11	9,776,411	9,346,394	9,274,620
Intangible and other non-current assets, net	12	3,672,775	3,781,849	4,079,758

Total assets		$32,456,785	$31,119,051	$27,147,341

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	13	$3,922	$4,225	$3,732
Trade accounts payable	14	2,330,479	2,294,701	2,162,801
Related parties payable	20-b	662,134	706,385	629,676
Derivative financial instruments	15	1,075	35,456	79,708
Accrued expenses and taxes other than income taxes	14	497,793	535,743	588,469
Income tax payable		241,727	246,247	434,220

Total current liabilities		3,737,130	3,822,757	3,898,606

Long term liabilities:
Employee benefits	16	77,869	67,773	63,075
Deferred income tax	17	2,967,641	3,048,882	2,673,896
Other liabilities		6,763	48,187	51,003
Contingencies and Commitments	26, 27

Total long-term liabilities		3,052,273	3,164,842	2,787,974

Total liabilities		6,789,403	6,987,599	6,686,580

Stockholders’ equity:	18
Capital stock		2,832,268	2,832,268	2,832,268
Additional paid-in capital		4,153,850	4,153,850	4,153,850
Retained earnings		16,662,517	14,592,535	11,700,720
Cumulative translation effect in foreign subsidiaries		168,109	413,170
Fair value of derivative financial instruments		(1,060)	(26,360)	(63,349)

Total controlling interest		23,815,684	21,965,463	18,623,489
Non-controlling interest	19	1,851,698	2,165,989	1,837,272

Total stockholders’ equity		25,667,382	24,131,452	20,460,761

Total		$32,456,785	$31,119,051	$27,147,341

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos, except earnings per share figures)

	Nota	2 0 1 2	2 0 1 1

Net sales		$29,523,967	$29,270,498
Cost of sales	21	25,960,164	25,563,488

Gross profit		3,563,803	3,707,010

Administrative expenses	21	1,228,322	1,049,953
Other operating (income) expense, net	22	(181,229)	113,706
Interest income		(23,594)	(26,135)
Interest expense		23,025	23,725
Foreign exchange loss (gain)	5-a	509,899	(581,630)

Income before income taxes		2,007,380	3,127,391

Income taxes	17	53,632	148,830

Net income for the year		1,953,748	2,978,561

Other comprehensive (loss) income:
Translation effects of foreign subsidiaries		(443,118)	655,141
Fair value of derivative financial instruments, net of taxes		25,300	36,989

Total other comprehensive (loss) income for the year, net of income taxes		(417,818)	692,130

Total comprehensive income for the year		$1,535,930	$3,670,691

Net income (loss) attributable to:
Controlling interest		$2,069,982	$2,891,815
Non-controlling interest		(116,234)	86,746

Net income for the year		$1,953,748	$2,978,561

Comprehensive income (loss) attributable to:
Controlling interest		$1,850,221	$3,341,974
Non-controlling interest		(314,291)	328,717

Comprehensive income for the year		$1,535,930	$3,670,691

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		497,709	497,709

Income per share (controlling interest) (pesos)	5-n	$4.16	$5.81

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation effect in foreign subsidiaries	Fair value of derivative financial instruments	Controlling interest	Non-controlling interest	Total stockholders’ equity

Balance as of January 1, 2011	$2,832,268	$4,153,850	$11,700,720		$(63,349)	$18,623,489	$1,837,272	$20,460,761

Comprehensive income			2,891,815	$413,170	36,989	3,341,974	328,717	3,670,691

Balance as of December 31, 2011	2,832,268	4,153,850	14,592,535	413,170	(26,360)	21,965,463	2,165,989	24,131,452

Comprehensive income (loss)			2,069,982	(245,061)	25,300	1,850,221	(314,291)	1,535,930

Balance as of December 31, 2012	$2,832,268	$4,153,850	$16,662,517	$168,109	$(1,060)	$23,815,684	$1,851,698	$25,667,382

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In thousands of Mexican pesos)

	2 0 1 2	2 0 1 1

Operating activities:
Income before income taxes	$2,007,380	$3,127,391

Adjustments for:
Depreciation and amortization	1,012,022	949,516
Employee benefits	10,096	4,698
Not realized foreign exchange loss (gain) – net	479,862	(664,023)
Allowance for slow moving inventories	(56,062)	118,705
Allowance for doubtful accounts	9,436	6,778
Interest income from investing activities	(23,594)	(26,135)
Interest expense from financing activities	23,025	23,725

	3,462,165	3,540,655

Decrease (increase) in trade receivable	725,462	(436,933)
Decrease (increase) due from related parties	46,379	(42,873)
(Increase) decrease in inventories	(712,039)	15,095
Decrease in other accounts receivable, recoverable taxes and prepaid expenses	23,683	407,890
Increase (decrease) in trade accounts payable	153,189	(45,518)
Increase (decrease) in due to related parties payable	8,293	(182,811)
Decrease in accrued expenses and taxes other than income taxes	(52,557)	(294,309)
Income taxes paid		(6,922)

Net cash flows provided by operating activities	3,654,575	2,954,274

Investing activities:
Investing in shares of subsidiary company	(26,796)
Acquisition of property, plant and equipment	(1,303,974)	(432,000)
Increase in other noncurrent assets	(199,845)	(34,200)
Interest income collected	23,594	26,135

Net cash flows used in investing activities	(1,507,021)	(440,065)

Financing activities:
Loans received from related parties		74,963
Payments of loans received from related parties		(51,225)
Interest paid	(23,025)	(23,725)

Net cash flows (used in) provided by financing activities	(23,025)	13

Net increase in cash and cash equivalents	2,124,529	2,514,222

Cash and cash equivalents at the beginning of year	6,537,088	3,384,917

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(559,303)	637,949

Cash and cash equivalents at the end of year	$8,102,314	$6,537,088

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2012 and 2011, and as of January 1, 2011 (date of transition)

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable), organized under the laws of Mexico. Its parent and ultimate holding company is Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). Grupo Simec, S.A.B. de C.V. is domiciled in Guadalajara, Jalisco, Mexico and the address of its registered office and main head quarters is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440.

The main activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States of America (USA) and Canada.

2.	Adoption of International Financial Reporting Standards

a.	As of January 1, 2011, the Company adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations in effect as of December 31, 2012, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards.

b.	Transitions to IFRS – The last annual consolidated financial statements of the Company were prepared in accordance with Mexican Financial Reporting Standards (MFRS, individually referred to as Normas de Información Financiera or NIFs). Certain accounting standards and valuation methods applied in the previously issued 2011 consolidated financial statements prepared in accordance with MFRS differ from the accounting standards and valuation methods of IFRS. Accordingly, the comparative 2011 amounts were restated to reflect these adjustments.

The reconciliations and descriptions of the effects of the Company’s transition from MFRS to IFRS are explained in Note 28.

The Company’s transition date to IFRS is January 1, 2011. In preparing its first consolidated financial statements in accordance with IFRS, transition rules have been applied to the amounts previously reported in accordance with MFRS. IFRS 1 generally requires the retrospective application of all IFRS and related improvements and interpretation in an entity’s first IFRS financial statements. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retrospective application in order to assist entities in the transition process. The Company has applied the following mandatory exceptions as follows:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization as explained in Note 28.

-	Hedging instruments - Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under International Accounting Standards (IAS) 39, Financial Instruments: Recognition and Measurement. No designations of hedging instruments were made retrospectively.

-	Other mandatory exceptions were not applicable to the Company.
F-8

Additionally, the Company has applied the optional exemptions of first-time adoption as follows:

-	The Company elected not to apply IFRS 3, Business Combinations, retrospectively to prior business combinations that occurred before its date of transition to IFRS.

-	The Company elected to present the items of property, plant and equipment at their net book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).

-	The Company elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to MFRS.

-	The Company elected to reset to zero the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.

-	The Company applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, the Company designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

3.	Significant events

a.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting held on October 8, 2012, the merger of Simec Steel, Inc., Simec International 2, Inc., Simec International 3, Inc. and Simec International 4, Inc., with Simec Steel, Inc. as the surviving company was approved.

b.	On October 30, 2012, Grupo Simec, S.A.B. de C.V. and Corporación ASL, S.A. de C.V. (subsidiary company), purchased shares of a company named Orge S.A. de C.V. (Orge), for $ 26,796. In the same date, Corporación ASL, S.A. de C.V., increased capital stock in Orge by $ 66,725, which was used to pay an Orge liability at that date. The Company acquired one share of class “I”, “B”, that represents 0.01% of the shares of that class and 53,564,127 shares of class “II”, “L”, representing 100% of the shares of that class. These shares do not have par value and shares of class “II” are restricted, limited and have no power to determine the management of the company; however the Board of Directors is formed by directors and stockholders of Grupo Simec, S.A.B. de C.V., thus, from the date of acquisition the Company consolidates the financial statements of Orge. Orge was incorporated on July 19, 2012 through a spin off, tax losses of $ 497,793 were transmitted and prior to the Company’s acquisition of the shares, Orge had a loss on the sale of some securities that originated in a tax loss of $ 1,700,461, which part of these were used in their tax return. The principal activities of Orge are the manufacture and sale of iron and steel products and it commenced operations in October 2012. The condensed statement of financial position at the date of acquisition was as follows:

Assets:
Deferred income tax	$93,521

Liabilities:
Creditors	66,725
Stockholders’ equity	$26,796

c.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Abastecedora Siderúrgica, S.A. de C.V. and Acero D.M., S.A. de C.V. (both part of Grupo San – See Note 5), held on August 1, 2012, the merger of the companies with Acero D.M., S.A. de C.V. as the surviving company was approved. Both of them were subsidiaries of the Company.
F-9

d.	On February 3, 2011, SimRep Corporation (a subsidiary of the Company domiciled in the USA), through two of its wholly owned subsidiaries (Solon Wire Processing LLC, formerly REP Acquisition LLC, and the newly formed Republic Memphis LLC) acquired certain land, plants, machinery and equipment from BCS Industries LLC and affiliates (Bluff City Steel) for cash of USD$ 2.5 million and the essential forgiveness of USD$ 6.0 million of net receivables due from Bluff City Steel to the Company. Prior to the acquisition, Bluff City Steel was a vendor to the Company that performed certain production processes, and was a customer of the Company, acquiring Company product for further processing and sale. The Company made the acquisition to make these processes part of its internal production process.

e.	In November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2012.

On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is USD$ 30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income.

The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor.  As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of the Republic Steel, Inc.

The Company sold a face amount of USD$ 31.2 million and USD$ 11.0 million of accounts receivable to the purchaser during the years ended December 31, 2012 and 2011, respectively. Discount fees incurred pursuant to this agreement were approximately USD$ 0.5 million and USD$ 0.2 million for the years ended December 31, 2012 and 2011, respectively. There was USD$ 2.6 million and USD$ 0.9 million of accounts receivable factored which had not been collected by the purchaser at December 31, 2012 and 2011, respectively. The 2012 amount is subject to possible charge-back to the Company.

f.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting held between May 20, 2011 and October 3, 2011, Simec International 2, S.A. de C.V., Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V., changed their address and tax residence to California, United States of America, becoming incorporated societies (Incorporated or Inc.) in accordance with the provisions of the State of California, in the United States of America. See paragraph a. above.

g.	On May 31, 2011, Grupo Simec, S.A.B. de C.V. sold its shares of Arrendadora Norte de Matamoros, S.A. de C.V, to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of ICH) for $ 42,500, that represented the book value of the shares.

h.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Acero Transportes, S.A. de C.V. and Acero Transportes San, S.A. de C.V. (both part of Grupo San-See Note 5), held on May 2, 2011, the merger of both companies with balances as of April 30, 2011, with Acero Transportes, S.A. de C.V. as the surviving company was autorized.
F-10

i.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Procesadora Industrial San, S.A. de C.V. and Malla San, S.A. de C.V. (both part of Grupo San – See Note 5), held on September 1, 2011, the merger of both companies with balances as of July 31, 2011, with Malla San, S.A. de C.V. as the surviving company was authorized.

j.	On December 30, 2011, Simec International 7, S.A. de C.V. sold to Corporación ASL, S.A. de C.V. (both subsidiaries of the Company), the total of its share participation on Corporación Aceros D.M., S.A. de C.V., equivalent to 627,305,446 shares (99.9% of the common stock) for $ 3,200,000, with an initial payment of $ 62,957 and the remaining $ 3,137,043, through a credit title payable no later than April 30, 2012. This operation generated a tax loss of $ 7,859,922 ($ 8,384,742 restated as of December 31, 2012), which according to the Income Tax Law, is deductible only against future profits on sale of shares. On January 30, 2012, Simec International 7, S.A. de C.V., filed an “Amparo” against the tax provision that limits the deduction of this loss.

k.	On September 3, 2010, a Brazilian company GV do Brasil Industria e Comercio de Aço LTDA. was incorporated, which on August 5, 2011 acquired a section of land for 1’300,000 square metre located wear Pindamonhangaba, State of Sao Paulo, for a value of approximately USD $ 8 million. The Company is building a steel plant on that land and estimates starting operations in August 2013. The budget of this investment is approximately USD$ 236 million (consisting of USD$ 171 million on direct way and USD$ 65 million as incentives on foreign investments granted by the government of Brazil). At inception, this plant will have an installed capacity of 520,000 tons of billet and 400,000 tons of finished product between rod and wire, mainly for the construction industry and it is estimated to have a workforce of approximately 800.

4.	Application of new and revised standards and interpretations

The Company has not applied the following new and revised IFRS that have been issued but are not yet effective:

Effective for annual periods beginning on or after

IFRS 9, Financial instruments	January 1, 2013
IFRS 10, Consolidated financial statements	January 1, 2013
IFRS 11, Joint arrangements	January 1, 2013
IFRS 12, Disclosure of interests in other entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IAS 27, Consolidated and separate financial statements - Reissued as IAS 27 Separate financial statements (as amended in 2011)	January 1, 2013
IAS 28, Investments in associates – Reissued as IAS 28 Investment in associates and joint ventures (as amended in 2011)	January 1, 2013
Amendments to IFRS 7 Disclosures – Transfers of Financial Assets	January 1, 2013
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IAS 19 (as revised in 2011) Employee Benefits	January 1, 2013
Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRSs Annual Improvements to IFRSs 2009-2011 Cycle except for the amendment to IAS 1	January 1, 2013

On the date of issuance of these consolidated financial statements, the Company has not determined any effects of these new standards on its financial information.

5.	Basis for the preparation and presentation of the financial statements

Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

As a result of early adoption of IFRS as mentioned in Note 2, the consolidated financial statements have been prepared in accordance with the IFRS-1, First-time Adoption of International Financial Reporting Standards.

Basis of consolidation – The consolidated financial statements incorporate the financial statements of Grupo Simec, S.A.B. de C.V. and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income (loss) of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

During the consolidation process, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the group. All significant intercompany transactions, balances, income and expenses are eliminated on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts recognized in other comprehensive income related to the subsidiaries are recorded in the same manner of the availability of related assets or liabilities. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, Financial Instruments: Recognition and Measurement, or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

As of December 31, 2012 and 2011, the subsidiaries of Grupo, Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
	2 0 1 2	2 0 1 1
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Comercializadora Simec, S.A. de C.V.	100.00%	100.00%

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 2	2 0 1 1
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V.	99.95%	99.95%
Siderúrgica de Baja California, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Comercializadora MSAN, S.A. de C.V.	100.00%	100.00%
Simec International 2, Inc. (1)		99.99%
Simec International 3, Inc. (1)		99.99%
Corporación Aceros DM, S.A. de C.V. y subsidiaries (2)	100.00%	100.00%
Simec International 4, Inc. (1)		99.99%
Simec International 5, Inc. (1)	99.99%	99.99%
Acero Transportes San, S.A. de C.V. (2)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V.	99.99%	99.99%
Simec International 6, S. A. de C. V.	100.00%	100.00%
Simec International 7, S. A. de C. V.	99.99%	99.99%
Corporativos G&DL, S.A. de C.V.	100.00%	100.00%
Orge, S.A. de C.V. (3)	99.99%	-

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (4) (5) (6)	50.22%	50.22%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (7)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (8)	100.00%	100.00%

(1)	Companies that changed its address and tax residence to California, United States of America, during 2011. From this year, their activity is the acquisition of new businesses or projects (investment funds). See Note 3 a.
(2)	Companies located in San Luis Potosí, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For purposes of this report constitute part of the “Grupo San”.
(3)	Companies acquired in 2012. See Note 3-b.
(4)	ICH (holding Company) owns 49.78% of the shares in this company.
(5)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(6)	SimRep as individual company has not significant operations or assets, other than its investment in Republic Steel. Until September 2011, this subsidiary was named Republic Engineered Products, Inc. For purposes of this report, these companies are named “Republic”.
(7)	Company established in Curaçao.
(8)	Company established in Brazil.

Summary of significant accounting policies – The accompanying consolidated financial statements comply with IFRS. Their preparation requires management to make certain estimates and use certain assumptions to value certain items contained in the financial statements and make the disclosures required therein. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows.

a.	Translation of financial statements of foreign subsidiaries – The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. Under this standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc. (Republic) and Pacific Steel, Inc., and Brazilian real for GV do Brasil Industria e Comercio de Aço LTDA.; therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption translation effects of foreign subsidiaries.

The Mexican peso was considered the functional currency of the Company’s USA subsidiaries, Simec USA, Corp., Pacific Steel Projects, Inc., Simec Steel Inc. and Simec International 2, 3, 4 and 5 which use the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows:

-	Monetary assets and liabilities by applying the exchange rates at the balance sheet date.

-	Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate.

-	Revenues, costs and expenses, except those arising from non-monetary assets or liabilities that are translated using the historical exchange rate for the related non-monetary asset or liability, at the dates of the transactions exchange rate.

Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income (loss) of the year under the caption foreign exchange gain (loss). For the year ended December 31, 2012, the Company recognized a loss of $ 444,440 (gain of $ 813,146 during 2011).

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2012	12.99
Current exchange rate as of December 31, 2011	13.99
Current exchange rate as of January 1, 2011	12.36
Weighted average exchange rate for the year ended December 31, 2012	13.17
Weighted average exchange rate for the year ended December 31, 2011	12.49

b.      Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

Any excess of the cost of acquisition over the Group's interest in the net fair value of the assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in earnings.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured on a transaction-by-transaction basis at fair value or at the non-controlling interest proportionated to the fair value of the entity identifiable net assets.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingencies classified as assets or liabilities are remeasured at subsequent reporting dates in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income (loss) are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

c.	Cash and cash equivalents – Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined approximates their fair value.

d.	Allowances for doubtful accounts – The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is determined by considering the balances of clients with more than a year old, those in litigation and or specific recovery problems. Actual results may differ materially from these estimates in the future.

e.	Inventories and cost of sales – Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on an average cost basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

The Company classifies inventory of raw materials in the consolidated statements of financial position based on its expected consumption date, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long term inventory parts and rollers, according to historical data and trends will not be consumed in the short-term.

The Company follows the practice of providing a reserve for slow-moving inventory, considering the total of products and raw materials with a turnover above one year.

f.	Property, plant and equipment – Property, plant and equipment are recorded at acquisition cost, less any recognized impairment loss. Cost includes all expenses related with acquisition and installation and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy. Depreciation is recognized so as to write off the cost of assets (other than land and properties under construction) less their residual values over their useful lives, using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The estimated useful lives of the Company’s main assets are as follows:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

g.	Leases – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
F-16

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

h.	Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

i.	Intangible assets – Intangible assets with definite useful lives that are acquired separately are carried at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

-	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

-	The intention to complete the intangible asset and use or sell it.

-	The ability to use or sell the intangible asset.

-	How the intangible asset will generate probable future economic benefits

-	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset and

-	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss.

j.	Goodwill – Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
F-18

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

m.	Employee benefits – The costs of direct benefits and defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

The retirement benefit liability is determined based on the present value of the defined benefit obligation at the date of the statement of financial position. Any compensation included in the determination of the liability premiums corresponds to seniority premiums for retirement.

Actuarial gains and losses are recognized on profit or loss of the year. The retirement benefit liability and the related net cost of the period are determined under the projected unit credit method based on projected salaries using for this purpose, certain assumptions determined by independent actuaries.

Liabilities for employee benefits recognized in the consolidated statement of financial position represent the present value of the defined benefit obligation.

n.	Earnings per share – Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – Income taxes, calculated as the higher of the regular Mexican Income Tax (ISR) or the Business Flat Tax (IETU), are recorded in the results of the year in which they are incurred. The tax currently payable is based on taxable profit for the year and cash flows of each year respectively. Taxable profit differs from profit as reported in the statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

-	Deferred tax – The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future and recognized deferred tax corresponding to the tax it will pay. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit or loss, and it is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company follows the practice of recognizing the benefit from the amortization of acquired tax losses in current earnings that are amortized, except when these losses come by overspending and considers that these will be amortized over the coming years.

-	Current and deferred tax for the period – Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized inn other comprehensive income (loss) or directly in equity, respectively. Or when it arises from initial recognition of a business combination.

-	Interests on recoverable tax balances – Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies – In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sell all or part of the net investment.

q.	Financial instruments – Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

r.	Financial assets – Financial assets are classified into the following specified categories: “financial assets at fair value through profit or loss”, “held-to-maturity investments”, “available-for-sale financial assets” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Company does not have financial assets classified as “financial assets at fair value through profit or loss”, nor “available-for-sale financial assets”.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and are measured at amortized cost using the effective interest method, less any impairment.

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Objective evidence of impairment could include:

-	Significant financial difficulty of the issuer or counterparty; or

-	Breach of contract, such as a default or delinquency in interest or principal payments; or

-	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

-	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset or retains a residual interest that does not result in the retention of substantially all the risks and rewards of ownership and the Company retains control), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss.

s.	Financial liabilities – Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” or “other financial liabilities”.

Financial liability at fair value with changes through profit or loss is a financial liability classified as held for trading or it is designated as at fair value with changes through profit or loss

A financial liability is classified as held for trading if:

-	It has been acquired principally for the purpose of repurchasing it in the near term; or

-	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

-	It is a derivative that is not designated and effective as a hedging instrument.

-	A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
F-22

-	The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	It forms part of a contract containing one or more embedded derivatives, and IAS 39, Financial Instruments: Recognition and Measurement, permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses' line item in the consolidated statement of comprehensive income.

Other financial liabilities including borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate a shorter period), to the net carrying amount on initial recognition.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

t.	Derivative financial instruments – The Company uses derivative financial instruments for hedging risks associated with natural gas prices, and this commodity its used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

These derivatives are initially recognized at fair value at the date the derivative contracts are entered into and subsequently are remeasured to the fair value at the end of reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of fair value of derivative financial instruments, net of the corresponding deferred income taxes. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the cost of sales line item.

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

u.	Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and is recognized in the period in which the Company transfers the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

v.	Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

6.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 5, management is required to make judgments, estimates and assumptions regarding the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments – The following are the critical judgments, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso.
F-24

b.	Key sources of estimation uncertainty – The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – Management applies judgment at each balance sheet date to determine whether the low moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

-	Impairment of long-lived assets in use – Management applies judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the future cash flows that will generate during the remaining useful life.

-	Estimating useful lives and residual values of furniture and equipment – As described in Note 5, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is no probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –As described in Note 15, the Company has certain types of financial instruments (gas swaps), and uses valuation techniques that include inputs that are based on observable market data to estimate the fair value.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

7.	Cash and cash equivalents

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Cash	$881,732	$1,226,871	$769,399
Cash equivalents	7,220,582	5,310,217	2,615,518
	$8,102,314	$6,537,088	$3,384,917

8.	Accounts receivable – Net

The average credit period on sales of goods is 60 days. No interest is charged on trade receivables. The Company has recognized an allowance for doubtful debts to show the possible financial loss caused by the inability of customers to make the corresponding payments. Allowances for doubtful debts are calculated based on several factors including price adjustments, likelihood of recovery, aging and past default experience.

Credit limits and scoring by customer are reviewed twice a year. There are no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

Trade receivables disclosed below include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral.

Age of receivables that are past due but not impaired is as follows:

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

30 - 60 days	$104,851	$142,457	$154,434
61 - 90 days	81,901	21,111	49,808
91 + days	22,323	34,094	76,775
Total	$209,075	$197,662	$281,017

During the years ended December 31, 2012 and 2011, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 2	2 0 1 1

Balance at beginning of year	$207,998	$182,313
Provisions	1,481	37,711
Writes off	(27,610)	(1,102)
Recoveries	(14,293)	(25,446)
Translations effects	(7,920)	14,522
Balance at end of year	$159,656	$207,998

In determining the unrecoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

Additionally, Republic recorded reserves for potential rebates that may grant to its customers. These reserves are based upon volume or sales value of tons shipped. Republic maintained allowances for claims to provide for estimated claims resulting from possible defects in products produced. This allowance is based on an estimate of the value of actual claims made by customers and historical experience. The movement in this reserve as of the years ended on December 31, 2012 and 2011 was as follows:

	2 0 1 2	2 0 1 1

Beginning Balance	$56,700	$54,942
Provisions	172,046	151,263
Writes off	(149,798)	(156,750)
Translations effects	(4,084)	7,245
Balance at end of year	$74,864	$56,700

9.	Recoverable taxes

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Valued added tax	$190,626	$291,693	$562,746
Income tax	111,897	181,836	81,562
Business flat tax	21,536	27,159	33,674
	$324,059	$500,688	$677,982

10.	Inventories

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Finished goods	$1,355,505	$2,298,768	$1,906,119
Work in process	73,074	67,318	199,215
Billet	2,474,225	1,381,204	1,447,574
Raw materials and supplies	1,558,813	1,470,682	1,215,045
Materials, spare parts and rollers	669,635	640,794	363,885

	6,131,252	5,858,766	5,131,838

Reserve for valuation at cost or net realizable value	(87,682)	(130,924)	(3,808)

	6,043,570	5,727,842	5,128,030

Materials in transit	190,646	30,185	88,647
	$6,234,216	$5,758,027	$5,216,677
F-27

As of December 31, 2012 and 2011, the Company has inventory of raw materials (Coke) which due to low production at the Republic plant has not been used in the past 4 years. Accordingly, such raw materials have been classified as long-term inventory. The amount at this date, included in long-term inventories, totaled $ 1,544,559 and $ 1,651,875, respectively. In addition, the Company has recorded a provision to lower of cost or market of this inventory of $ 710,976 and $ 765,848 at December 31, 2012 and 2011, respectively, to value them at their net realizable value.

On December 28, 2012, the Company entered into a purchase agreement with Proyectos Comerciales El Ninzi, S.A. de C.V. (stockholder of ICH) to sell 261,000 short tons of (Coke) (short tons are equivalent to 907.18474 kilos). Through this contract, the buyer is obligated to purchase those tons in a period no longer than two years, without any liability if not acquired. The sale price will be USD$ 450 per short ton, for a total of USD$ 117.4 million. The net realizable value used for valuing inventory of Coke at December 31, 2012 was determined based on the price agreed in this contract.

11.	Property, plant and equipment (In millions of pesos)

Cost of property, plant and equipment is as follows:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Construction in-progress	Total

Balance as of January 1, 2011	$815	$2,985	$12,963	$106	$128	$487	$17,484

Acquisitions	137	200	93	32			462
Disposals	(17)		(33)		(1)		(51)
Transfer			415			(415)	-
Translations effects	13	39	347		3	6	408
Balance as of December 31, 2011	948	3,224	13,785	138	130	78	18,303

Acquisitions			833	20	6	445	1,304
Translations effects	(7)	(84)	(152)				(243)
Balance as of December 31, 2012	$941	$3,140	$14,466	$158	$136	$523	$19,364
F-28

Accumulated depreciation of property, plant and equipment is as follows:

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of January 1, 2011	$808	$7,304	$45	$52	$8,209

Depreciation expense	44	550	2	1	597
Disposal of assets		(19)			(19)
Translations effects	3	166		1	170
Balance as of December 31, 2011	855	8,001	47	54	8,957

Depreciation expense	21	686	5	3	715
Translations effects	(17)	(67)			(84)
Balance as of December 31, 2012	$859	$8,620	$52	$57	$9,588

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Construction in-progress	Total

Net Book Value
Balance as of January 1, 2011	$815	$2,177	$5,659	$61	$76	$487	$9,275

Balance as of December 31, 2011	$948	$2,369	$5,784	$91	$76	$78	$9,346

Balance as of December 31, 2012	$941	$2,281	$5,846	$106	$79	$523	$9,776

On November 16, 2011, Republic Steel announced that it has plans to invest up to USD$ 85.2 million (unaudited) in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, to meet growing customer demand for the Company's SBQ steel. The location was chosen for its proximity to customers and its skilled workforce. The investment will also enable production of bloom cast for the production of SBQ bar and the production of seamless tube rounds. Construction of the Lorain electric arc furnace began mid-year 2012 and is scheduled to begin steelmaking operations in mid-2013. During 2012, the Company’s capital expenditures relating to the electric arc furnace were USD$ 17.5 million. Total expenditures for 2013 are expected to be USD$ 59.5 million (unaudited).

12.	Intangible and other noncurrent assets

The balances as of December 31, 2012 and 2011 are as follows:

2 0 1 2				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Recorded trade mark of Republic	$69,959		$69,959	*
Kobe Tech contract	81,531	$50,391	31,140	12
Customers list	42,707	15,838	26,869	20
Total from Republic (1)	194,197	66,229	127,968

Customers list	2,205,700	1,123,274	1,082,426	9
Non-compete contract	394,700	394,700	-	4
Trademark San 42 (2)	329,600		329,600	*
Technological platform	8,800	8,067	733	5
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,752,960	1,526,041	3,226,919
	4,947,157	1,592,270	3,354,887
Payments in advance to Machinery and equipment vendors (See Note 27)	286,229		286,229
Other assets	31,659		31,659
	$5,265,045	$1,592,270	$3,672,775

2 0 1 1				January 1, 2 0 1 1
Assets	Original value	Accumulated amortization	Net
				Net
Recorded trade mark of Republic	$75,352		$75,352	$66,489
Kobe Tech contract	87,818	$46,952	40,866	39,586
Customers list	46,001	14,760	31,241	28,694
Total from Republic (1)	209,171	61,712	147,459	134,769

Customers list	2,205,700	878,196	1,327,504	1,572,582
Non-compete contract	394,700	353,585	41,115	139,790
Trademark San 42 (2)	329,600		329,600	329,600
Technological platform	8,800	6,307	2,493	4,253
Goodwill (2)	1,814,160		1,814,160	1,814,160
Total from Grupo San (3)	4,752,960	1,238,088	3,514,872	3,860,385
	4,962,131	1,299,800	3,662,331	3,995,154
Payments in advance to Machinery and equipment vendors (See Note 27)	42,070		42,070
Other assets	77,448		77,448	84,604
	$5,081,649	$1,299,800	$3,781,849	$4,079,758

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.
F-30

(2)	The trade mark San 42 and the goodwill its presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets from Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2012 and 2011 amounts to $ 297,022 and $ 354,098, respectively.

The other assets are not amortized and they are primarily comprised of guarantee deposits.

13.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered to holders of medium-term notes, of Simec, to exchange their bonds at par, for new bonds in denominated senior subordinated notes. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2012 and 2011, the amount of such new notes outstanding totaled USD$ .03 million, plus accrued interest. At December 31, 2012 and 2011, liabilities in pesos for the new notes outstanding amounted to $ 3,922 and $ 4,225, respectively.

14.	Trade accounts payable and other accrued liabilities

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Trade accounts payable	$2,330,479	$2,294,701	$2,162,801
Other accrued liabilities	497,793	535,743	588,469
	$2,828,272	$2,830,444	$2,751,270

The average credit period on purchases of certain goods is 30 to 60 days, from invoice date. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

15.	Derivative financial instruments

The Company uses derivative financial instruments, primarily to offset the exposure to variability in the price of natural gas. Derivative financial instruments used by the Company consist of natural gas swap contracts. These contracts are recognized on the consolidated statement of financial position at fair value. The swaps from the Mexican operations are highly effective in mitigating the exposure to natural gas fluctuations, therefore those swaps are considered as cash flow hedges, and thus, the fair value of the swap is recorded in comprehensive income.

In Mexico, as of December 31, 2012 and 2011, the Company has contracted natural gas swaps with PEMEX Gas and Petroquímica Básica (PGBP). During 2011, Republic has contracted gas swaps with Hess Corporation.

The following table shows the existing natural gas swap (hedges) as of December 31, 2012:

Date of contract	Starting date	Ending date	Type swap	Price (USD$) / MMBTU / G. CAL	Quantity	Units	Fair value

06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	90,500	MMBTU	$1,101
06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	12,500	MMBTU	152
06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	21,500	MMBTU	261
							1,514
		Net liability booked in accounts payable					439
		Net derivative financial instruments liabilities					$1,075

The following table shows the existing natural gas swap as of December 31, 2011; qualified as cash flow hedging:

Date of contract	Starting date	Ending date	Type swap	Price (USD$) / MMBTU / G. CAL	Quantity	Units	Fair value

10/09/2008	1/07/2011	30/06/2012	D.S. Swap	8.33	22,500	MMBTU	$10,953
29/10/2010	1/07/2011	30/06/2012	D.S. Swap	4.50	80,000	MMBTU	11,211
2/09/2008	1/07/2011	30/06/2012	D.S. Swap	8.47	4,000	MMBTU	1,998
4/11/2010	1/07/2011	30/06/2012	D.S. Swap	4.50	7,500	MMBTU	1,051
2/09/2008	1/07/2011	30/06/2012	D.S. Swap	8.47	6,875	MMBTU	3,434
4/11/2010	1/07/2011	30/06/2012	D.S. Swap	4.50	15,000	MMBTU	2,102
22/11/2011	1/01/2012	31/01/2012	Future	3.57	527,000	MMBTU	354
22/11/2011	1/01/2012	29/02/2012	Future	3.59	493,000	MMBTU	4,132
22/11/2011	1/01/2012	31/03/2012	Future	3.58	527,000	MMBTU	4,146
22/11/2011	1/01/2012	30/04/2012	Future	3.62	150,000	MMBTU	1,132
22/11/2011	1/01/2012	31/05/2012	Future	3.66	155,000	MMBTU	1,144
22/11/2011	1/01/2012	30/06/2012	Future	3.71	150,000	MMBTU	1,105
							42,762
		Net liability booked in accounts payable					7,306
		Net derivative financial instruments liabilities					$35,456

Reconciliation of derivative financial instruments during each year is as follows:

	2 0 1 2	2 0 1 1

Balance at beginning of year	$42,762	$91,775
Changes in fair value of natural gas swap contracts	(41,248)	(49,013)
Balance at end of year	$1,514	$42,762

The cumulative deferred gain or loss will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Based on its inventory turnover, the Company believes that the natural gas burned and incorporated in its products during a given month is reflected in the cost of sales of the subsequent month; consequently, the realized effects of this hedge are reclassified from the comprehensive income account to income or loss in the following month.

In the case of foreign operations, gas swap contracts are also used to cover changes in the cost of natural gas. The contracts are usually no longer than one year. At December 31, 2012, the Company had no active natural gas swap contracts related to its foreign operations.

16.	Employee benefits

Mexican entities

a.      Collective bargaining agreements – For the Mexican operations, approximately 56% of the employees are under collective contracts. The Mexican collective contracts expire in periods greater than one year.

b.      Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. The obligations are calculated by independent actuaries using the projected unit credit method.

The most important assumptions used for the purposes of the actuarial valuations related to seniority premium benefits were as follows:

	2 0 1 2	2 0 1 1

Discount rate	6.50	7.09
Rate of salary increase	6.24	6.24

Components of net cost of benefits plan to employees are as follows:

	2 0 1 2	2 0 1 1

Current service cost	$4,578	$3,977
Financial cost	4,749	4,408
Past service cost	882
Anticipated reduction obligations	(14)	(297)
Actuarial gains/losses recognized in the year	1,452	(1,535)
	$11,647	$6,553

The expense for the years 2012 and 2011 was recorded in:

	2 0 1 2	2 0 1 1

Cost of sales	$6,523	$3,670
Administrative expenses	5,124	2,883
	$11,647	$6,553

The amounts included in the consolidated financial statements at December 31, 2012 and 2011 are $ 77,869 and $ 67,773 respectively, corresponding to the present value of defined benefit obligation.

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2 0 1 2	2 0 1 1

Opening defined benefit obligation	$67,773	$63,075
Current service cost	4,578	3,977
Past service cost	882
Financial cost	4,749	4,408
Anticipated reduction obligations	(14)	(297)
Actuarial gains/losses	1,452	(1,535)
Benefits paid	(1,551)	(1,855)
Closing defined benefit obligation	$77,869	$67,773

c.      Severance benefits – The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income in the moment in which are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.      Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding the annual adjustment due to inflation and the inflation effects in tax depreciation. For the years 2012 and 2011 EPS amounted to $ 173 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.      Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2012 and 2011 was $ 8,550 and $ 8,076, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. These benefit plans to employees are described below:

a.      Collective bargaining agreements – 79% of the Company’s employees are covered by a collective bargaining agreement with the United Steelworkers of America (USW).

On March 29, 2012, the USW and Republic ratified a new agreement that expires on August 15, 2016.

b.	Defined contribution plans

Pension plan for employees - Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multiemployer pension plan. The Company obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of USD$ 1.68 per hour for each covered employee’s contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed to under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

•	Contributions to the SPT by Republic may be used to provide benefits to employees of other participating employers;

•	If an participating employer stops contributing to the SPT, the unfunded obligations of the plan may e borne by the remaining participating employers;

•	If the Company chooses to stop participating in the SPT, Republic may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Company contributions to the trust for the periods ended December 31, 2012 and 2011 amounted to USD$ 5.7 million and USD$ 5.9 million, respectively.

VEBA Benefit Plan - Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2012 and 2011, the Company recorded expenses of USD$ 2.3 million and USD$ 8.5 million, respectively, related to this welfare plan.

The Company recorded combined expenses of USD$ 8.1 million and USD$ 14.5 million for the years ended December 31, 2012 and 2011, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401 (k) Plan - Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2012 and 2011, the Company recorded expense of USD$ 2.3 million and USD$ 2.1 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

c.	Profit sharing plans – The labor agreement includes a profit sharing plan to which the Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to USD$ 50.0 million multiplied by 2.5%, USD$ 50.0 million to USD$ 100.0 million multiplied by 3.0%, and above USD$ 100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2012 and 2011, the Company recorded expense of USD$ 0.07 million and USD$ 1.0 million, respectively.

The Company has a profit sharing plan for all salaried and nonunion hourly employees that is based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. The Company paid USD$ 0.2 million under this plan during 2012 and USD$ 0.3 million during 2011.

During the 4th quarter 2012, the Republic implemented a goals and objectives based incentive compensation plan in place of the salaried and nonunion hourly employee profit sharing plan. The goals and objectives are measured on an annual and quarterly basis and paid in the month following the end of the quarterly period except for annual awards that are paid during the following year upon completion of the Company’s annual audit. Awards under the plan are dependent upon the Company achieving a target EBITDA for the respective period. During 2012, the Company did not exceed the target EBITDA and no awards were earned under the plan.

17.	Income taxes

The Company is subject to Income Tax (ISR) or Business Flat Tax (IETU).

Grupo Simec S.A.B. de C.V. and some of its subsidiaries consolidate their taxable income with its parent company Industrias CH. In accordance with the provisions of the Income Tax Law, Industrias CH and each of its subsidiaries determine their taxes individually, and have the obligation to pay the minority portion of those taxes directly to the Mexican Tax Authorities. The majority income tax, for consolidation purposes, is covered by the holding company. Grupo Simec, S.A.B. de CV and its subsidiaries calculate and book its provision for taxes on a standalone basis.

IETU is computed at the rate of 17.5%. The tax base is determined by adding the revenues collected from the sale of goods, rendering of independent services and the granting of use or enjoyment of goods, less certain deductions paid, including inventory purchases and capital expenditures. The tax may be reduced with various credits related to wages and salaries, social security contributions, capital expenditures deducted pending the entry into force of this Act, a part of inventories, among others, as well as the income tax effectively paid in the year, so that the flat tax is paid only by the difference between the income tax and the business flat tax caused when the latter is greater.

With the entry into force of the Business Flat Tax Law it repealed IMPAC Law and its third transitory Flat Tax Law establishes a new procedure to claim back the tax on assets paid to recover the ten previous years, without that in no case exceed 10% of asset tax paid in 2005, 2006 and 2007. Based on these changes the Company has determined that the accumulated asset tax December 31, 2012 for $ 105,973 may not be recoverable based on the prospective analysis of its results and which has been fully reserved.

According to the Law on Income Tax and the Revenue Act of the Federation, the rate for 2013 is 30%, in 2014 the rate will be 29% and from 2015 onwards will be 28%.

Based on its financial projections for the next four years, and retrospectively on historical results, the Company determined that some subsidiaries of the group will pay ISR, and some others IETU. The deferred income tax was determined in base of each tax rules.

The analysis of the income tax charged (credited) to the results of 2012 and 2011 is as follows:

	2 0 1 2	2 0 1 1

ISR of the year of Mexican companies	$831	$(4,548)
IETU of the year of Mexican companies	433	5,945
Deferred ISR of Mexican companies	63,029	366
Deferred IETU of Mexican companies	45,396	180,465
ISR of the year of Foreign companies	(17,246)	(88,234)
Deferred ISR of Foreign companies	(38,811)	54,836
Income taxes	$53,632	$148,830
F-36

During 2012 and 2011, the income tax expense (benefit) attributable to income before income tax was different from the one that will result for applying 30% tax rate before these provisions, as a result of the concepts shown below:

	2012	2011
Income tax expense at statutory rate	$602,214	$938,217
Increase (decrease) as a result of:
Inflation effects, net	(41,909)	(13,729)
Effect between nominal rate from E.U.A. and México	(8,008)	(8,689)
Change in valuation of deferred tax assets	51,666	42,492
IETU paid in excess of ISR and deferred IETU	45,829	186,410
Benefit from utilization of tax loss carryforward (1)	(813,292)	(1,021,174)
Others, net (includes permanent items)	217,132	25,303
Income tax expense	$53,632	$148,830
Effective tax rate	2.7%	4.8%

(1)	These amounts correspond to income tax benefit obtained by those companies that amortized tax loss carry-forwards prior to 2012 and 2011, respectively. In 2012 includes $ 240,841 from applying part of tax losses from Orge, S.A. de C.V. See Note 3-b.

The Company has tax losses carryforwards which, according to the ISR law, can be utilized against taxable income generated in the next ten years. Tax loss carryforwards can be updated by following certain procedures established in the law.

At December 31, 2012, Grupo Simec, S.A.B. de C.V. and certain of its subsidiaries have tax loss carry-forwards for which no deferred tax asset was recognized because there is no certainty that they will be amortized. These tax losses which correspond to Mexican entities shown below:

Origin date	Settlement date	Tax losses pending of amortization
2004	2014	$234
2005	2015	25,624
2006	2016	9,152
2007	2017	1,511
2008	2018	41,232
2009	2019	200,898
2010	2020	515,106
2011	2021	8,464,966	(1)
2012	2022	1,633,048	(2)
		$10,891,771

(1)	As indicated in Note 3-j, in 2011, the Company had a tax loss on the sale of shares of $ 7,859,922 ($ 8,384,742 updated to December 31, 2012) which, according to the Income Tax Law, can only be written off against tax profit on sale of shares to be generated in the future. This loss is included as a balance within the loss carry-forwards.
(2)	Includes $ 1,460,011 of losses from Orge, S.A. de C.V. (See Note 3-b).
F-37

At December 31, 2012, Republic has USD$ 105.8 million of tax loss carryforwards for federal tax purposes, which expire between 2030 and 2032; USD$ 210.2 million of tax loss carryforwards for state and local purposes that expire between 2013 and 2032 and approximately USD$ 3.8 million of tax losses at the subsidiary located in Canada, which expire between 2030 and 2032. The tax effect of these losses amounted to USD$ 45.4 million. The deferred tax assets not recognized because there is no certainty that will applied against future profits amounted to $ 299,555 at December 31, 2012.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability is included in the consolidated statement of financial position.

The primary items originating a deferred ISR asset and liability are:

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Deferred tax assets:
Allowance for doubtful accounts	$37,758	$63,826	$59,154
Provisions	157,111	172,827	167,269
Advances from customers	12,363	643	25,907
Unrealized income tax loss carryforwards	333,615	349,467	104,195
Employee profit sharing provision	199	250	133,481
Derivative financial instruments	454	13,429	99,610
Other	13,645		27,612

Deferred tax assets	555,145	600,442	617,228

Deferred tax liabilities:
Inventories	693,052	842,331	661,450
Property, plant and equipment	2,113,470	2,057,240	1,826,436
Intangibles assets	418,394	510,214	607,453
Prepaid expenses	21,108	6,888	6,133
Other		1,285	138,751

Total deferred liabilities	3,246,024	3,417,958	3,240,223

Deferred ISR liability	2,690,879	2,817,516	2,622,995
Deferred IETU liability	276,762	231,366	50,901

Deferred tax liabilities, net	$2,967,641	$3,048,882	$2,673,896

18.	Stockholders’ equity

a.	Common stock as of December 31, 2012 and 2011, and January 1, 2011 , is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,851	$441,786
Variable capital	406,858	1,978,444
Total	497,709	$2,420,230

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital may be increased without limitation.

F-38

b.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2012 and 2011, the legal reserve of the Company amounted to $ 484,045 (nominal pesos), representing 20% of nominal capital.

19.	Non-controlling interest

As mentioned in Note 5, Grupo Simec, S.A.B. de C.V., owns practically 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries, in which owns 50.22%. The non-controlling interest represents the equity in this USA subsidiary owned by minority shareholders, and is presented in the consolidated statement of financial position after the controlling interest. The consolidated statement of comprehensive income shows the total consolidated net income or loss and controlling and non-controlling interest portions are presented after the consolidated net income or loss. Below is shown the changes for the years ended December 31, 2012 and 2011:

	2 0 1 2	2 0 1 1

Balance at beginning of year	$2,165,989	$1,837,272
Share on net income for the year	(116,234)	86,746
Share on translation effects of foreign subsidiaries	(198,057)	241,971
Balance at end of year	$1,851,698	$2,165,989

20.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 2	2 0 1 1

Holding company
Interest expense	$1,742	$1,474

Agency personnel
Administrative services expenditures	16,087	14,449

Other related parties
Sales	180,922	30,613
Purchases	112,697	65,966
Direct short-term benefits	39,581	31,120

F-39

b.	Balances due from related parties and due to related parties are as follows:

	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Due from related parties:
Industrias CH, S.A. B. de C.V.	$110,590	$104,207	$112,952
Compañía. Laminadora Vista Hermosa, S.A. de C.V.	1,732	1,029	2,854
Operadora Construalco, S.A. de C.V.	880	483	321
Ferrovisa, S.A. de C.V.		11,084	9,755
Compañía Manufacturera de Tubos, S.A. de C.V.	4	39,943	263
Operadora Industrial de Herramientas, S.A. de C.V.	864	1,423
Joist del Golfo, S.A. de C.V.		7,033
Perfiles Comerciales Sigosa, S.A. de C.V.	3,777	3,625
Others	155	191
	$118,002	$169,018	$126,145

Due to related parties:
Industrias CH, S.A.B. de C.V.	$165,983	$172,513	$154,750
Tuberías Procarsa, S.A. de C.V.	384,638	416,107	366,615
Procarsa Tube and Pipe	38,777	41,665	13,251
Pytsa Industrial de Mexico, S.A. de C.V.	66,237	71,206	62,685
Aceros y Laminados Sigosa, S.A. de C.V.	1,825	1,825	19,099
Perfiles y Comerciales Sigosa, S.A. de C.V.			3,084
Nueva Pytsa Industrial, S.A. de C.V.	611		7,520
Pytsa Industrial, S.A. de C.V.	2,097	2,154	1,985
Joist del Golfo, S.A. de C.V.	975
Compañía Manufacturera de Tubos, S.A. de C.V.	57
Others	934	915	687
	$662,134	$706,385	$629,676

As of December 31, 2012 and 2011, the amount payable to Industrias CH, Tuberías Procarsa, S. A. de C. V., Pytsa Industrial de Mexico, S. A. de C. V. and Aceros y Laminados Sigosa, S.A. de C.V. comes from loans and are denominated in US dollars at indefinite term and bear annual interest at 0.25%. Industries CH, S.A.B. account receivable correspond to balances of recoverable ISR from some of its subsidiaries that consolidated for tax purposes. The others receivables and payable balances are generated by purchase and sale of finished goods as part of the Company’s normal operations.

F-40

21.	Cost and expenses by nature

At the years ended at December 31, 2012 and 2011, the cost of sales and administration expenses are as follows:

	2 0 1 2	2 0 1 1

Raw materials and consumables used	$12,459,505	$11,935,418
Electrical energy	1,990,177	1,876,784
Ferroalloys	1,849,823	2,071,199
Refractories	505,166	490,918
Oxygen	203,740	207,597
Electrodes	453,992	418,127
Gas and combustibles	637,104	894,237
Labor	4,584,468	4,326,140
Operation materials	1,089,056	762,807
Depreciation and amortization	1,012,022	949,516
Maintenance	723,739	714,087
Other expenses	1,679,694	1,966,611
	$27,188,486	$26,613,441

22.	Other operating income (expense)

	2 0 1 2	2 0 1 1

Balances depuration	$(67,414)	$(49,000)
Land treatments in Pacific Steel, Inc.	(8,161)	(14,000)
Machinery impairment		(12,000)
Other expenses		(50,615)
Other operating expenses	(75,575)	(125,615)

Update and/ or tax returns	19,169	11,909
Litigation settlement, net (1)	215,710
Other income	21,925
Other operating income	256,804	11,909
Other income (expenses), net	$181,229	$(113,706)

(1)	Grupo Simec, S.A.B. had sued Grupo San vendors for certain missing inventory at the date of acquisition of that group, which was in 2008. In 2012, the agreement between the parties and the trial was settled and the Company received as compensation $ 273,304 (USD$ 20 million). The amount of $ 215,710 net of litigation expenses related to this matter.

23.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged from 2011. The Company’s policy is to not obtain bank loans or any other financing instrument.

b.	Market risk – The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and natural gas. The Company use derivative financial instruments to manage these market risks only in natural gas prices. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.
F-41

c.	Foreign currency risk management – The Company undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Currency: Mexican peso
	December 31,		January 1,
	2 0 1 2	2 0 1 1	2 0 1 1

Short – term assets	11,467,287	8,235,980	4,755,667
Short – term liabilities	2,795,797	3,218,645	2,766,198

Net monetary asset position in foreign currency	8,671,490	5,017,335	1,989,469

Equivalent in U.S. Dollars (thousands)	$667,654	$358,627	$160,998

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. The Company rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at any time during the year.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

e.	Liquidity and interest risk tables – Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional undrawn line of credit bank facilities that the Company has at its disposal to further reduce liquidity risk and obtains bank loans as needed. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V. (unaudited balances):

	(In thousands of US dollar)
	December 31,		January 1, 2 0 1 1
	2 0 1 2	2 0 1 1

Bank loans credit line facilities:
Amount drawn	$306,000	$186,000	$156,000
Undrawn balances	116,768	109,782	45,469
	$189,232	$76,218	$110,531
F-42

24.	Non-cash transactions

During the years ended as of December 31, 2012 and 2011, all investing activities were paid in the same year and in every financing activities were used cash flow.

25.	Segment information

The Company segments its information by region, due to the operational structure and the organization of its business. Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance focuses on such regions.

The Company’s sales are made primarily in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes seven Republic plants. Six are located in the USA (distributed in the states of Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% of the segment’s total sales. Both segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

	Year ended December 31, 2012
	México	USA	Operations between segments	Total

Net sales	$16,524,598	$13,019,924	$(20,555)	$29,523,967
Cost of sales	13,049,147	12,931,572	(20,555)	25,960,164

Gross profit	3,475,451	88,352	-	3,563,803

Administrative expenses	850,205	378,117		1,228,322
Other operating income – Net	156,570	24,659		181,229
Interest income	23,344	250		23,594
Interest expense	7,804	18,505	(3,284)	23,025
Foreign exchange loss	(509,149)	(750)		(509,899)

Income (loss) before income taxes	2,288,207	(284,111)	3,284	2,007,380

Income taxes	109,686	(56,054)		53,632

Net income (loss) for the year	$2,178,521	$(228,057)	$3,284	$1,953,748

Other information:
Depreciation and amortization	$750,888	$261,134		$1,012,022

Total assets	25,588,667	8,288,629	$(1,420,511)	32,456,785

Total liabilities	3,649,409	4,560,505	(1,420,511)	6,789,403

Acquisitions of property, plant and equipment	937,761	366,213		1,303,974

	Year ended December 31, 2011
	México	USA	Operations between segments	Total

Net sales	$15,174,922	$14,127,627	$(32,051)	$29,270,498
Cost of sales	11,964,761	13,630,778	(32,051)	25,563,488

Gross profit	3,210,161	496,849	-	3,707,010

Administrative expenses	718,392	331,561		1,049,953
Other expense – Net	(103,670)	(10,036)		(113,706)
Interest income	26,089	46		26,135
Interest expense	9,502	14,223		23,725
Foreign exchange gain	581,630			581,630

Income before income taxes	2,986,316	141,075		3,127,391

Income taxes	182,027	(33,197)		148,830

Net income for the year	$2,804,289	$174,272	$-	$2,978,561

Other information:
Depreciation and amortization	$731,678	$217,838		$949,516

Total assets	23,353,289	9,092,150	$(1,326,388)	31,119,051

Total liabilities	3,472,301	4,841,686	(1,326,388)	6,987,599

Acquisitions of property, plant and equipment	267,720	164,280		432,000

Information about products (unaudited):

	2 0 1 2	2 0 1 1

Trade profiles	$1,119,824	$988,808
Structural profiles	2,091,040	2,061,210
Bars	1,507,091	1,892,768
Rebars	6,557,581	5,350,784
Pavers	715,994	614,662
Hot rolled bar	11,526,773	12,165,621
Cold rolled bar	3,678,059	3,375,967
Others	2,327,605	2,820,678
	$29,523,967	$29,270,498

Information about geographical areas (unaudited):

	2 0 1 2	2 0 1 1

Mexico	$15,749,895	$14,399,682
USA	12,577,226	13,709,807
Canada	795,929	766,318
Latin America	366,123	356,932
Other (Europe and Asia)	34,794	37,759
	$29,523,967	$29,270,498
F-44

26.	Contingencies

As of December 31, 2012, the Company has the following contingencies:

a.      Pacific Steel, Inc. (PS), a subsidiary located in National City, in San Diego County, California, United States of America and is dedicated to the purchase and sale of scrap, has the following contingencies related to environmental issues:

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2012, the California Regional Water Quality Control Board (CRWCB) has not notified to PS with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

On September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating hazardous waste laws and the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay $ 3,288 (USD$ 0.2 million). This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2012 PS is awaiting a final decision from DTSC.

In 2011 PS suspended soil treatment activities due to their having been ineffective, as we determined as a result of several studies and, once permits were obtained from the Mexican authorities, we imported soils, beginning in November of 2011, for use at a specialized facility in the state of Nuevo León, Mexico. The soil is sent to the specialized facility after the metal content is separated, which metal content is used as raw material at the Mexicali facility. The shipment of five trucks per day of the land in PS is made in the presence of personnel of DTSC. At December 31, 2012 PS had already shipped 18,935 tons of material to plant in Mexicali.

Due to the fact that the cleanliness levels have not yet been determined by the DTSC and since the assessment of the entire property has not yet been completed, we are unable to estimate the costs associated with such above-mentioned remediation measures. The company has prepared an estimate, based on prior years’ experience, considering the same processes, volume costs, use of equipment and personnel and assuming that an agreement will be reached with the DTSC in respect of defining the cleanliness levels. The results range from USD$ 0.8 million to USD$ 1.7 million. On such bases, the Company created a provision for this contingency at December 31, 2002, of $ 5,510 (USD$ 0.4 million) which is included in accounts payable en the consolidated statement of financial position. The obtaining of permits for the remediation of the site from authorities cannot be guaranteed, and we cannot assure you that the corrective measures will not be significantly more costly than expected.

Community Development Commission, CDC

The Community Development Commission of National City, California (CDC) has expressed its intention to develop the site where PS conducts its operations, at market value less the cost of remediation and less certain investigation costs incurred. PS has informed the CDC that the land will not be voluntarily sold unless there is an alternate property where it could relocate its business. The CDC, in accordance with the State of California law, has the power to expropriate in exchange for payment at market value and, in the event that there is no other land available to relocate the business, it would also have to pay PS the land’s book value. The CDC made an offer to purchase the land from Pacific Steel for USD$ 6.9 million, based on a business appraisal. The expropriation process was temporarily suspended through an agreement entered into by both parties in November 2006. This agreement allows Pacific Steel to explore the possibility of finishing the remediation process of the land and to propose an attractive alternative to CDC which would allow the company to remain in the area. In 2011, the State of California eliminated all Community Development Committees. As a result, there is no imminent risk of expropriation.

b.         As is the case with most steel manufacturers in the United States of America, Republic could incur significant costs related to environmental matters in the future, including those arising from environmental compliance activities and remediation practices resulting from historical waste management facilities in the Republic. The reserve created at December 31, 2012 and 2011 to cover probable environmental liabilities and compliance activities amounted to USD$ 3.0 million and USD$ 3.1 million, respectively. Portions short and long term environmental reserve at December 31, 2012 for USD$ 2.7 million and USD$ 0.3 million, respectively, are included in accounts payable in the short and long term, respectively, in the accompanying consolidated statement of financial position.

c.         In addition, the Company is not aware of other environmental remediation liabilities or contingent liabilities related to environmental matters with respect to facilities, for which the establishment of an additional reserve would not be appropriate at this time. If in the future the Company incurred additional costs of this type is likely to be made for several years. However, the future regulatory action with respect to the historical practices of waste management in Republic facilities and future changes in laws and regulations may require us to incur significant costs that could have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore not recognized any liability in this respect.

e.	The tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

27.	Commitments

a.	The Company leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2012 and 2011, rental expenses relating to operating leases amounted to USD$ 7.4 million and USD$ 5.4 million, respectively. At December 31, 2012, total future minimum lease payments under non-cancelable operating leases are USD$ 1.03, USD$ 0.8, USD$0.7, USD$ 0.6 and USD$ .04 million in 2013, 2014, 2015, 2016 and 2017. As of December 31, 2012, the commitments for the iron electric oven de Lorain were USD$ 23.1 million.

b.	On September 27, 2011, Grupo Simec, S.A.B. de C.V. signed a supply contract with SMS Concast AG. ("Concast") for the manufacture of steel mill area team to its subsidiary GV do Brazil Industria e Comercio of Aco LTDA with a capacity of 520,000 tons of annual steel billet for rebar and wire rod production with 65,000 tons furnace. The amount of the transaction is 15 million Euros a fixed exchange rate of 1.3764 U.S. dollars per Euro, so that payments will be made in U.S. dollars, the exchange rate agreed by both parties under the contract and the following program payment:

•	70% on 5 payments within 15 days after the signing the contract and 10 months.

•	The remaining 30% by irrevocable letter of credit in favor of the supplier, which shall be valid for a minimum period of 18 months. This letter shall be payable in equal installments of 10% of the contract value which will start from the last shipment of equipment to final testing and startup. This amount will be paid as follows:

-	5% in the 11.5 months after signing the contract.

-	5% within a few weeks after notification of the supplier to the Company's bill of lading and / or airway and / or certificate in the store that has received the equipment in good condition, however this partial payment of 5% may be paid in any event no later than February 28, 2013.

-	The remaining 20% will be paid by letter of credit irrevocable nontransferable, open until June 30, 2014, which shall be in force until the date agreed and this 20% will be covered as follows:

-	10% will be paid to the contractor upon delivery of documents of all operating units, but if the cold tests with respect to any equipment operation cannot be completed and / or successful completion in 12 months from the date of delivery, then do not pay until they are delivered successfully tested over a period of thirteen months.

-	10% will be paid to the contractor upon delivery of documentation and conducting performance tests with respect to any operating unit and if not successfully, the contractor will be responsible for performing this test to the end of the warranty period.

At December 31, 2012, payments in advance totaled USD$ 15.5 million.

The Supplier shall provide a guarantee (Warranty Bond) of 10% for a period of 24 months from the last shipment.

c.	On November 18, 2011, Grupo Simec, S.A.B. de C.V. entered into a supply contract with SMS Meer S. P. A. ("Meer"), for the manufacture of a rolling mill, with a production capacity of 400,000 tons of rod and wire. The cost of this machinary is 19.6 million Euros, payable in U.S. dollars at the exchange rate of 1.3482 U.S. dollars per Euro. Payment terms are as follows:

•	80% of the contract value by irrevocable letter of credit in favor of Meer, this letter of credit will be valid for a minimum period of 14 months and be enforceable against partial shipments made by the supplier.

•	The remaining 20% will be payable by a second letter of credit irrevocable and shall be established in the 11.5 month after signing the contract and valid for a minimum of 14.5 months, and will be payable in two installments:

-	10% to carry out cold tests. Meer will deliver a bank guarantee or insurance in favor of the Company for the same value and will be valid for eight months from the last shipment greater.

-	10% of the contract value to the signing of the Certificate of Final Acceptance. The warranty period of the equipment is 18 months from the date of the last shipment increased until the issuance of the Provisional Acceptance Certificate.

At December 31, 2012, payments in advance for USD$ 4.4 million.

On July 20, 2012 it was agreed that an amendment to the original contract and added that making a case for rolling mill, which will cost 525,000 Euros and will be payable in U.S. dollars at the exchange rate of 1.23482 U.S. dollars per Euro. Payment terms are as follows:

•	The 20% in advance and will run a bank guarantee for this amount.

•	The 60% will be paid at good delivery.

•	The 10% will be paid to the provisional acceptance of the goods and the delivery of a pro-forma invoice and the certificate of provisional acceptance.

•	The remaining 10% will be delivered once accepted the good permanently.

At December 31, 2012 have made payments in advance totaled USD$ 0.1 million.

d.	As mentioned in Note 10, on December 28, 2012 the Company entered into a sale and purchase agreement with Proyectos Comerciales el Ninzi, S.A. de C.V. (Shareholder of ICH) to sell 261,000 short tons of Coke (short ton equals 907.18474 kilos). Through this contract, the buyer is obliged to purchase those tons in a period not exceeding two years, without liability if it did not acquire. The sale price will be USD$ 450 per short ton, for a total of USD$ 117.4 million.

e.	On August 21, 2012 the Company entered into a contract with the supplier Russula, SA for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio of Aço LTDA. This contract shall be payable as follows:

•	10% at 15 days after signing the contract.

•	The 5% within 15 days after certification of basic engineering approval, which will be issued by the subsidiary.

•	10.65% on March 12, 2013.

•	7% on April 15, 2013.

•	The 5% within 15 days after certification of approval to engineering detail, which will be issued by the subsidiary.

•	The 19.35% upon delivery of the commercial invoice, packing list, certificate of origin of the equipment and insurance and freight for the team's arrival at the port.

•	The 13% upon delivery of the equipment at the port of Brazil.

•	The 20% against proforma invoice delivery and acceptance of the provisional certificate.

•	10% upon delivery of final acceptance certificate of the plant and the warranty.

At December 31, 2012 have made payments in advance totaled USD$ 0.8 million.

f.	On August 30, 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio LTDA of Aco. Payments will be made as follows:

•	30% within 30 days after signing the contract.

•	60% by credit card which will be issued within 2 months from the date of signing the contract and the letter of credit must have a minimum validity of 12 months.

•	The remaining 10% will be paid upon delivery of the proforma invoice and the final acceptance certificate.

At December 31, 2012 have made advances USD$ 1.2 million

28.	Explanation of the transition to IFRS

The transition date to IFRS is January 1, 2011. In preparing its first consolidated financial statements under IFRS, transition rules have been applied to the amounts previously reported in accordance with NIF. As described in Note 2 to the consolidated financial statements, the Company has applied the mandatory exceptions and has selected certain first-time adoption options in accordance with IFRS 1. The following reconciliations provide the quantification of the effects of the transition and the impact on stockholders’ equity as of the January 1, 2011, transition date and as of December 31, 2011, and on net income and cash flows for the transition year ended December 31, 2011.

Consolidated statement of financial position as of December 31, 2011:

	NIF	Effect of transition to IFRS	IFRS
Assets
Current assets:
Cash and cash equivalents	$6,537,088		$6,537,088
Accounts receivable, net	3,709,668		3,709,668
Inventories, Net	5,760,120	$(2,093)	5,758,027
Prepaid expenses	193,985		193,985
Total current assets	16,200,861	(2,093)	16,198,768

Long term inventories, net	1,792,040		1,792,040
property, plant and equipment, net	9,475,562	(129,168)	9,346,394
Intangible and other non-current assets, net	3,801,003	(19,154)	3,781,849
Total assets	$31,269,466	$(150,415)	$31,119,051

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	$4,225		$4,225
Trade accounts payable	2,294,701		2,294,701
Related parties payable	706,385		706,385
Derivative financial instruments	35,456		35,456
Accrued expenses and taxes other than income taxes	535,743		535,743
Income tax payable	246,247		246,247
Total current liabilities	3,822,757		3,822,757

Long term liabilities:
Employee benefits	57,814	$9,959	67,773
Deferred income tax	3,071,885	(23,003)	3,048,882
Other liabilities	48,187		48,187
Total long-term liabilities	3,177,886	(13,044)	3,164,842
Total liabilities	7,000,643	(13,044)	6,987,599

Stockholders’ equity:
Capital stock	4,142,696	(1,310,428)	2,832,268
Additional paid-in capital	4,208,204	(54,354)	4,153,850
Retained earnings	12,942,705	1,649,830	14,592,535
Cumulative translation effect in foreign subsidiaries	824,805	(411,635)	413,170
Fair value of derivative financial instruments	(25,445)	(915)	(26,360)
Total controlling interest	22,092,965	(127,502)	21,965,463
Non-controlling interest	2,175,858	(9,869)	2,165,989
Total stockholders’ equity	24,268,823	(137,371)	24,131,452
Total	$31,269,466	$(150,415)	$31,119,051
F-50

Consolidated statement of financial position as of January 1, 2011:

	NIF	Effect of transition to IFRS	IFRS
Assets
Current assets:
Cash and cash equivalents	$3,384,917		$3,384,917
Accounts receivable, net	3,322,693		3,322,693
Inventories, net	5,218,304	$(1,627)	5,216,677
Prepaid expenses	262,708		262,708
Total current assets	12,188,622	(1,627)	12,186,995

Long term inventories, net	1,605,968		1,605,968
Property, plant and equipment, net	9,453,237	(178,617)	9,274,620
Intangible and other non-current assets, net	4,101,141	(21,383)	4,079,758
Total assets	$27,348,968	$(201,627)	$27,147,341

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	$3,732		$3,732
Trade accounts payable	2,162,801		2,162,801
Related parties payable	629,676		629,676
Derivative financial instruments	79,708		79,708
Accrued expenses and taxes other than income taxes	588,469		588,469
Income tax payable	434,220		434,220
Total current liabilities	3,898,606		3,898,606

Long term liabilities:
Employee benefits	45,333	$17,742	63,075
Deferred income tax	2,735,601	(61,705)	2,673,896
Other liabilities	51,003		51,003
Total long-term liabilities	2,831,937	(43,963)	2,787,974
Total liabilities	6,730,543	(43,963)	6,686,580

Stockholders’ equity:
Capital stock	4,142,696	(1,310,428)	2,832,268
Additional paid-in capital	4,208,204	(54,354)	4,153,850
Retained earnings	10,080,278	1,620,442	11,700,720
Cumulative translation effect in foreign subsidiaries	406,513	(406,513)
Fair value of derivative financial instruments	(63,349)		(63,349)
Total controlling interest	18,774,342	(150,853)	18,623,489
Non-controlling interest	1,844,083	(6,811)	1,837,272
Total stockholders’ equity	20,618,425	(157,664)	20,460,761
Total	$27,348,968	$(201,627)	$27,147,341

The following table presents reconciliation between the stockholders’ equity reported in accordance with NIF to IFRS:

	December 31,	January 1,
	2 0 1 1	2 0 1 1

Total stockholders’ equity under NIF	$24,268,823	$20,618,425
Adjustment to inventories	(2,093)	(1,627)
Adjustment to property, plant and equipment	(129,168)	(178,617)
Adjustment to intangible assets	(19,154)	(21,383)
Adjustment to employee benefits	(9,959)	(17,742)
Effect of deferred income tax	23,003	61,705
Total stockholders’ equity under IFRS	$24,131,452	$20,460,761

Consolidated statements of comprehensive income for the year ended December 31, 2011:

	NIF	Effect of transition to IFRS	IFRS

Net sales	$29,270,498		$29,270,498
Cost of sales	25,624,612	$(61,124)	25,563,488
Administrative expenses	1,054,152	(4,199)	1,049,953
Other operating expense, net	113,706		113,706
Interest income	(26,135)		(26,135)
Interest expense	23,725		23,725
Foreign exchange gain	(581,630)		(581,630)

Income before income taxes	3,062,068	65,323	3,127,391

Income taxes	109,837	38,993	148,830

Net income for the year	2,952,231	26,330	2,978,561

Other comprehensive (loss) income:
Translation effects of foreign subsidiaries	664,150	(9,009)	655,141

Fair value of derivative financial instruments, net of taxes	34,017	2,972	36,989

Total other comprehensive income (loss) for the year	698,167	(6,037)	692,130

Total comprehensive income for the year	$3,650,398	$20,293	$3,670,691

Net income (loss) attributable to:
Controlling interest	$2,862,427	$29,388	$2,891,815
Non-controlling interest	89,804	(3,058)	86,746

Net income for the year	$2,952,231	$26,330	$2,978,561

Comprehensive income (loss) attributable to:
Controlling interest	$3,318,623	$23,351	$3,341,974
Non-controlling interest	331,775	(3,058)	328,717
Comprehensive income for the year	$3,650,398	$20,293	$3,670,691
F-52

Following is presented reconciliation between the comprehensive income for the year ended December 31, 2011, reported in accordance with NIF to IFRS:

2 0 1 1

Total comprehensive income under NIF	$3,650,398
Adjustment to inventories	(466)
Adjustment to property, plant and equipment	49,449
Adjustment to intangible assets	2,229
Adjustment to employee benefits	7,783
Effect of deferred income tax	(38,702)
Total comprehensive income under IFRS	$3,670,691

On the year ended December 31, 2011, adjustments for the conversion from MFRS to IFRS did not generate changes in the areas of cash flows generated by operating, investing and financing activities included in the consolidated statement of cash flows originally reported under MFRS.

The transition to IFRS resulted in the following adjustments:

a.	Effects of inflation – In accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, inflationary effects must be recognized only in hyperinflationary economies, which are identified by several characteristics of a country’s economic environment. The most objective parameter to classify an economy as hyperinflationary is when the accumulated inflation of three years is equal to or greater than 100%. Given that the Company and its main subsidiaries operate in a non-hyperinflationary economic environment since 1998, the effects of inflation recognized until 2007 under MFRS were cancelled for non-hyperinflationary periods, except for property, plant and equipment, for which the exception established in IFRS 1 to use restated values as deemed cost was applied, as discussed in Note 2.

b.	Severance payments – Per NIF D-3, Employee Benefits, the Company records a provision and the related expense with respect to severance payments for employee terminations before their retirement date or for as a result of an offer made to its employees to promote a voluntary termination. MFRS does not require the existence of a formal plan. IAS 19, Employee Benefits, requires the establishment of a formal plan, for which reason the related liability has been removed from the consolidated financial statements.

c.	Deferred income taxes – The Company readjusted its deferred taxes in accordance with IAS 12, Income Taxes, using the carrying value of assets and liabilities recognized under IFRS.

d.	Components and spare parts and rollers – In accordance with IAS 16, Property, Plant and Equipment, the Company determined the significant components of property, plant and equipment; consequently, it readjusted their useful lives and the respective effect in accumulated depreciation as of the transition date.

29.	Financial statements issuance authorization

On April 2, 2013, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis García Limón and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, respectively, which must be approved by the Company’s Board of Directors, Audit Committee and Stockholders.

