Form 20-F
period 2013-12-31
GROUP SIMEC SA DE CV
filed 2014-05-15
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F

____________________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2013 was:

Series B Common Stock — 493,288,196 shares

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

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[_] U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [_] Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

Table of Contents

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 13.0652 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2013. On April 30, 2014, the interbank transactions rate for the peso was Ps. 13.0835 per U.S.$1.00.

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

This annual report includes our consolidated financial statements as of December 31, 2011, 2012 and 2013. Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations in effect as of December 31, 2013, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards. We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

Transitions to IFRS – Our annual consolidated financial statements for the fiscal year ended 2011 were prepared in accordance with Mexican Financial Reporting Standards (MFRS). Certain accounting standards and valuation methods applied in the previously issued 2011 consolidated financial statements prepared in accordance with MFRS differ from the accounting standards and valuation methods of IFRS. Accordingly, the comparative 2011 amounts were reformulated to reflect these adjustments.

Our transition date to IFRS was January 1, 2011. In preparing its first consolidated financial statements in accordance with IFRS, we applied transitional rules to the figures previously reported in accordance with MFRS. IFRS 1 generally require the retroactive application of all IFRS and related improvements and interpretation in an entity’s first IFRS financial statements. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retroactive application in order to assist entities in their transition process. We have applied the following mandatory exceptions as follows:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization.
-	Hedging instruments - Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.
-	Other mandatory exceptions were not applicable to us.

Additionally, we have applied the option for first-time adoption exemptions as follows:

-	We elected not to apply IFRS 3, Business Combinations (as revised in 2008) retrospectively to prior business combinations that occurred before its date of transition to IFRS.
-	We elected to value the items of property, plant and equipment at their book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).
1

-	We elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.
-	We elected to reset the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.
-	We applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, we designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

The following tables present the selected consolidated financial information for our company as of December 31, 2011, 2012 and 2013 and January 1, 2011 and for the years ended December 31, 2011, 2012 and 2013. The selected financial and operating information as of and for the years ended December 31, 2011, 2012 and 2013 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and BDO have relied on the audited combined financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International (“Moore Stephens”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of January 1,	As of and for Year Ended December 31,
	2011	2011 (1)	2012 (1)	2013 (1)	2013 (2)
	(Millions of pesos, except per share and ADS data and operational data)				(Millions of U.S. dollars)
Income Statement
Data:
IFRS:
Net sales	N/A	29,270	29,524	24,369	1,865
Cost of sales	N/A	25,563	25,960	22,410	1,715
Gross profit	N/A	3,707	3,564	1,959	150
Administrative expenses	N/A	595	753	732	56
Depreciation and amortization	N/A	455	475	385	29
Other (expense) income, net	N/A	(113)	181	(59)	(5)
Interest income	N/A	26	23	20	1
Interest expense	N/A	24	23	28	2
Foreign exchange gain (loss)	N/A	582	(509)	(67)	(5)
Income (loss) before taxes	N/A	3,128	2,008	708	54
Income tax expense	N/A	149	54	(281)	(22)
Net income	N/A	2,979	1,954	989	76
Non-controlling interest income (loss)	N/A	87	(116)	(527)	(40)
Controlling interest income (loss)	N/A	2,892	2,070	1,516	116
Net income (loss) per share	N/A	5.81	4.16	3.06	0.23
Net income (loss) per ADS(3)	N/A	17.43	12.48	9.18	0.70
Weighted average shares outstanding (thousands)(3)	N/A	497,709	497,709	495,732	495,732
Weighted average ADSs outstanding (thousands)(3)	N/A	165,903	165,903	165,244	165,244
Balance Sheet Data:
IFRS:
Total assets	27,147	31,119	32,456	33,280	2,547
Total short-term liabilities	3,898	3,823	3,737	4,705	360
Total long-term liabilities(4)	2,788	3,165	3,052	2,300	176
Total stockholders’ equity	20,461	24,131	25,667	26,275	2,011

Cash Flow Data:
IFRS:
Cash provided by operating activities	N/A	2,954	3,655	2,051	157
Cash provided by (used in) financing activities	N/A	—	(23)	(259)	(20)
Cash (used in) provided by investing activities	N/A	(440)	(1,507)	(2,948)	(225)

Other Data:
IFRS:
Capital expenditures	N/A	432	1,304	3,178	243
Adjusted EBITDA(5)	N/A	3,607	3,348	1,895	145
Working capital(6)	8,288	12,376	13,583	11,497	880
Depreciation and Amortization	N/A	950	1,012	1,053	80
Dividends declared	0	0	0	0	0

	As of January 1,	As of and for Year Ended December 31,
	2011	2011 (1)	2012 (1)	2013 (1)	2013 (2)
	(Millions of pesos, except per share and ADS data and operational data)				(Millions of U.S. dollars)
Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(7)	3,522	3,758	3,791	3,818
Mexico	1,225	1,275	1,357	1,288
United States, Canada and elsewhere outside Mexico	1,016	1,014	905	776
Total tons shipped	2,241	2,289	2,262	2,064
SBQ steel	1,109	1,178	1,111	989
Structural and other steel products	1,132	1,111	1,151	1,075
Number of employees	4,361	4,686	5,086	5,117
Per ton data
IFRS:
Net sales per ton	N/A	12,787	13,052	11,807
Cost of sales per ton	N/A	11,168	11,477	10,858
Adjusted EBITDA(5) per ton	N/A	1,576	1,480	918

(1)	Consolidated income statements in accordance with IFRS
(2)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 13.0652 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2013.
(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On May 30, 2006, we effected a 3 for 1 stock split. Following our stock split, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.
(4)	Total long-term liabilities include amounts relating to deferred taxes.
(5)	Adjusted EBITDA is not a financial measure computed under Mexican or U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means IFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following:

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2011 (1)	2012 (1)	2013 (1)	2013 (2)
	(millions of pesos)			(millions of U.S. dollars)
IFRS:
Net income	2,979	1,954	989	76
Depreciation and amortization	950	1,012	1,053	80
Other (expense) income	(113)	181	(59)	(5)
Interest income	26	23	20	1
Interest Expense	24	23	28	2
Foreign exchange gain (loss)	582	(509)	(67)	(5)
Income tax expense	149	54	(281)	(22)
Adjusted EBITDA	3,607	3,348	1,895	145

(6)	Working capital is defined as excess of current assets over current liabilities.
(7)	Installed capacity is determined at December 31 of the relevant year.

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

Year Ended December 31	High	Low	Average (1)	Period End
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.44	13.95
2012	14.37	12.63	13.15	12.96
2013	13.43	11.98	12.76	13.10

Month in 2014	High	Low	Average (1)	Period End
January	13.46	13.00	13.22	13.36
February	13.51	13.20	13.29	13.23
March	13.33	13.06	13.19	13.06
April	13.14	12.95	13.07	13.08
May (through May 9)	13.05	12.95	13.00	12.99

(1)	Average of month-end or daily rates, as applicable.

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

Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, 2011 and 2012, global steel prices began to recover and then remained relatively stable. Global steel prices decreased in 2013. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011, in 2012 increased approximately 1% and in 2013 decreased approximately 6%; prices of ferroalloys increased approximately 10% in 2011, in 2012 and 2013 decreased approximately 10% and 5% respectively. As with other raw materials, iron ore and coke prices fluctuated significantly; however, in 2011, 2012 and 2013 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 11% in 2011, 3% in 2012 and 9% in 2013; and prices for natural gas decreased approximately 14% in 2011 and 32% in 2012, and increased 16% in 2013. Moreover, energy costs constitute a significant and increasing component of our costs of operations; energy cost as a percentage of the manufacturing conversion cost was 13% for 2013 compared to 11% for 2012 and 12% for 2011.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2013, we have not entered into derivative financial instruments in Mexico and the United States. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last five years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Fiscal Year Ended December 31, 2013. In our assessment of our internal controls over financial reporting for the year ended December 31, 2013, we and our auditors identified the following material weaknesses:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls in the review and approval process of the disclosures of the financial statements and our annual report on form 20-F, (ii) out of date whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) inadequate distribution and segregation of duties within the accounting department in the Mexican subsidiaries, (v) deficient distribution to employees and officers of our code of ethics and poor promotion of strong control environment and internal controls, (vi) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system, (vii) lack of an accounting manual with accounting instructions for our most important transactions, (viii) lack of specific procedures to authorize and register intercompany transactions, (ix) failure to create and implement a complete training plan for our management personnel preparing financial records, (x) limited IFRS and consolidation process understanding and reduced personnel within the internal audit department which limited the scope of the management assessment, also the internal audit plan was not carried out in full and did not include test about risk assessment, environmental, fraud and compliance with law, and only included a limited review of the consolidated financial statements, (xi) lack of committees to review and approve all our contracts and to make risk assessments, these activities are currently executed by selected persons only, (xii) lack of a transition plan for the establishment of the new COSO 2013; and (xiii) insufficient resources to implement and follow up on the remedial measures in the Mexican subsidiaries from previous years due to the prevalence of such deficiencies, and informal communication of deficiencies and remediation plans;
•	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements, assets valuation and deferred taxes, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;
•	Deficient and not standardized controls in SimRep related to authorization, control and accounting of capitalized expenditures and related fixed assets, and;
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) incomplete procedures for the reviewing process over financial closings; (ii) incomplete documental support for authorization and extension of customer credit lines, (iii) deficient controls in the control access to the information systems, (iv) deficient controls to review and approve inventory valuation, cost of production calculation and cost of sales computation, (v) lack of physical inventory of fixed assets; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

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

At December 31, 2013, approximately 81% of our non-Mexican and 56% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2013, 2012 and 2011, sales to our ten largest customers in the United States accounted for approximately 40.6%, 42.4% and 40.4% of our consolidated revenues in the United States, respectively, and approximately 21.1%, 18.7 and 19.5% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

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

As of March 14, 2014, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 85% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

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

We sell our products to the automotive and construction-related industries, both of which have reported substantially lower customer demand due to the recent global recession. As a result, our operating levels declined and will remain at depressed levels, compared to pre-recession levels, until demand in end-product markets increases. While some of our end-product markets, such as the automotive industry, experienced modest recoveries during 2011, 2012 and 2013 others, such as the construction industry, remain depressed. In addition to slackening demand by end consumers, we believe that some of our customers are experiencing difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. The trajectory of the recovery of these industries may have a significant impact on our results of operations.

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

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 36% of our net sales of SBQ in 2013. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. North American industry production manufacturers have experienced significant reductions in market share to mostly Asian companies and in the past have undertaken reductions in working capacity. In addition, during the recent financial crisis and economic recession many large original equipment manufacturers and two of the largest North American automobile manufacturers sought bankruptcy protection. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9% and in 2013 grew by 1.1%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

Political, social and other developments in Mexico could adversely affect our business.

Political, social and other developments in Mexico may adversely affect our business. Social unrest, such as strikes, suspension of labor, demonstrations, acts of violence and terrorism in the Mexican states in which we operate could disrupt our financial performance. Additionally, the Mexican government has exercised, and continues to exercise, significant influence over the economy. Accordingly, Mexican federal governmental actions and policies concerning the economy, the regulatory framework, the social or political context, and state-owned and stated controlled entities or industries could have a significant impact on private sector companies and on market conditions, prices and returns of Mexican securities. In the past, governmental actions have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.

Currently, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. In addition, Enrique Peña Nieto, a member of the Partido Revolucionario Institucional, or PRI party, was elected as the new president of Mexico in July 2012 and took office on December 1, 2012. As with any change in administration, this may trigger significant changes in governmental policies and may contribute to economic uncertainty or cause heightened volatility of the Mexican capital markets and securities issued by Mexican companies. We cannot assure you that political developments in Mexico will not have an adverse effect on our financial performance.

In 2013, the Mexican Congress approved important structural reforms in the energy, financial, telecommunications and electoral sectors, however secondary legislation for implementation of such reforms is still outstanding. We cannot assure you that future political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. We cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy.

The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions and policies concerning the economy, state-owned enterprises and state controlled, funded or influenced financial institutions could have a significant impact on private sector entities in general and on us in particular, and on market conditions, prices and returns on securities of Mexican companies. The Mexican federal government occasionally makes significant changes in policies and regulations, and may do so again in the future. Actions to control inflation and other regulations and policies have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Tax legislation in Mexico is subject to continuous change and we cannot assure you whether the Mexican government may maintain existing political, social, economic or other policies, or whether changes may have a material adverse effect on our financial performance.

Violence in Mexico may adversely impact the Mexican economy and have a negative effect on our financial performance.

Mexican drug related violence and other organized crime have escalated significantly since 2006, when the Mexican federal government began increasing the use of the army and police to fight drug trafficking. Drug cartels have carried out attacks largely directed at competing drug cartels and law enforcement agents, however they also target companies and their employees, including companies’ industrial properties, including through extortion, theft from trucks or industrial sites, kidnapping and other forms of crime and violence. This increase in violence and criminal activity has led to increased costs for companies in the form of stolen products and added security and insurance. Corruption and links between criminal organizations and authorities also create conditions that affect our business operations, as well as extortion and other acts of intimidation, which may have the effect of limiting the level of action taken by federal and local governments in response to such criminal activity. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not have an adverse effect on the country’s economy and, as a result, on our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps.9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps.15.38 to U.S.$1.00 in March 9, 2009. In 2013 the exchange rate registered a low of Ps. 11.98 to U. S.$1.00 and a high of Ps. 13.43 to U.S.$1.00.

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

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 3.8% for 2011, 3.6% for 2012 and 4% for 2013. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

The Mexican economy and the market value of Mexican companies may be, to varying degrees, affected by economic and market conditions globally, in other emerging market countries and major trading partners, in particular the United States. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. In recent years, for example, prices of both Mexican debt securities and equity securities decreased substantially as a result of developments in Russia, Asia and Brazil. More recently, credit issues in the United States related principally to the sale of sub-prime mortgages have resulted in significant fluctuations in global financial markets, including Mexico.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or other related events could have a significant adverse effect on the Mexican economy. Moreover, the current fiscal crisis in the European Union may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

We could be adversely affected by violations of the Mexican Federal Anticorruption Law in Public Contracting, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The newly-enacted Mexican Federal Anticorruption Law (Ley Federal de Anticorrupción en Contrataciones Públicas), the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials and other persons for the purpose of obtaining or retaining business. There can be no assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and could have an adverse effect on our business, financial condition and results of operations.

Our financial statements are prepared in accordance with IFRS and therefore are not comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations in effect as of December 31, 2013, issued by the International Accounting Standard Board (IASB); consequently, we applied IFRS 1, Initial Adoption of International Financial Reporting Standards.

All Mexican companies listed on the Mexican Stock Exchange must prepare their financial statements in accordance with IFRS which differs in certain significant respects from U.S. GAAP. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects.

Mexico has different corporate disclosure and accounting standards than those in the United States and other countries.

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States. The disclosure standards imposed by the Mexican Stock Exchange may be different than those imposed by securities exchanges in other countries or regions such as the United States.

Item 4.	Information on the Company
A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2011, 2012 and 2013 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2011, 2012 and 2013 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately U.S.$95.4 million of our debt (U.S.$90.2 million of principal and U.S.$5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in, us through various conversions of debt to equity and capital contributions, to an 85% interest.

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

On May 30, 2008, we acquired all the capital stock of Aceros DM and certain affiliated companies (“Grupo San”) for a total cost of approximately Ps. 8,730 million (U.S.$844 million). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

On July 29, 2008, the company acquired 100% of the shares of Aroproc, S. A. de C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Doméstico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to convert them into the operating manager of the iron and steel plants located in Mexico. On July 30 2008, these companies were renamed to Promotora de Aceros San Luis, S.A. de C.V., Comercializadora Aceros DM, S.A. de C.V., Comercializadora Msan, S.A. de C.V. and Productos Siderúrgicos de Tlaxcala, S.A. de C.V. respectively.

On December 26, 2008, the company acquired 99.95% of the shares of Northarc Express, S.A. de C.V., a subsidiary corporation of Grupo TMM, S.A. de C.V., to convert this company into the operating manager of iron and steel plants located in Mexico. On January 6, 2009, this company changed its name to Simec International 2, S.A. de C.V.

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

On May 31, 2010 Arrendadora Simec, S.A. de C.V. divested assets, liabilities and equity to our subsidiary Corporacion ASL, S. A. de C.V. which assumed the operation of Arrendadora Simec, S.A. de C.V.

On June 28, 2010, our subsidiary Simec International 6, S.A. de C.V., whose purpose is to produce steel, was constituted. Simec International 6, S.A. de C.V. begun operations in November of 2010.

On June 30, 2010, Simec International, S.A. de C.V., divested assets and equity to our subsidiary Simec International 7, S.A. de C.V. Among the assets transferred the shares of Aceros DM were included.

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

On February 3, 2011, we, through two of our wholly owned subsidiaries (Solon Wire Processing LLC, and the newly formed Republic Memphis LLC), acquired certain plants, machinery and equipment from BCS Industries LLC and affiliates (“Bluff City Steel”), which was our customer and vendor. For these assets we paid U.S.$2.5 million in cash and forgave approximately U.S.$6 million due by Bluff City Steel to us.

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

On May 31, 2011 we sold our shares in Arrendadora del Norte de Matamoros S.A. de C.V. to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of ICH) for Ps. 42.5 thousand, paid in cash.

On September 1, 2011, the merger of Procesadora Industrial San S.A. de C.V. into Malla San S.A. de C.V. (subsidiaries of Grupo San) was authorized in their respective Extraordinary Shareholders Meetings.

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2013. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is US$ 30 million. Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of US$ 31.1 million and US$ 31.2 million of accounts receivable to the purchaser during the years ended December 31, 2013 and 2012, respectively. Discount fees incurred pursuant to this agreement were approximately US$ 0.5 million for each of the years ended December 31, 2013 and 2012, respectively. Of the face amount of accounts receivable sold to the purchaser, US$ 0.7 million had not been collected by the purchaser at December 31, 2013, and therefore, such amount is subject to possible charge-back to us.

On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL S.A. de C.V. all of its shares in Corporación Aceros DM, S.A de C.V., comprising of a total of 627,305,446 shares (99.9% of the common stock) for a value of Ps. 3,200 million, comprised of a down payment of Ps. 63 million and the remaining of Ps. 3,137 million due on April 30, 2012. This transaction generated a tax loss of Ps.7,860 million which amount under Mexican Income Tax Law (Ley de Impuesto Sobre la Renta), may be deducted against future gains related to dispositions of securities. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand challenging the current law, which limits the deduction of this net loss related to shares sales. On September 24, 2013, the second district judge denied the shelter and protection of the federal courts against the Company pursuant to Article 32, Section XVII of the Mexican Income Tax Law, arguing that constitutional guaranties were not violated. Dissatisfied with the decision, the Company filed an application for review of such judgment with the Mexican Supreme Court of Justice. The Supreme Court, resolved that the constitutionality of Article 32, Section XVII of the Mexican Income Tax Law was not violated arguing that the Income Tax Law does not violate the guaranties of tax fairness and proportionality under Article 31, section IV of the Mexican Constitution. As a result, tax losses of the Company may only be applied against future gains related to dispositions of securities.

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

On October 30, 2012, we and our subsidiary Corporacion ASL, S.A. de C.V. purchased shares of a company called Orge S.A. de C.V. (Orge) for Ps. 27 million, on that same date, Corporacion ASL, S.A. de C.V. made a capital increase of Ps. 67 million, which proceeds were used for the payment of an outstanding liability of Orge. The shares acquired correspond to one share of Class "I", "B" series, which represents 0.01% of the shares of such class, and 53,564,127 shares of Class "II", "L" series, which represent 100% of the shares of such class. These shares are without par value and shares of Class "II" are restricted and confer limited voting rights and no power to appoint the management of the company, however the Board of Directors is comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Orge. Orge was incorporated on July 19, 2012 through a split and tax losses of Ps. 498 million were transferred. Before we acquired the shares, Orge had a loss on the sale of certain securities that will carry a tax loss of Ps. 1,700 million. Orge is engaged in the production of steel and began operating in October 2012.

On December 18, 2012 in an extraordinary shareholders meeting of Simec International 6, S.A. de C.V., the split of this company was approved and two new wholly owned Mexican subsidiaries were incorporated, under the names Simec International 8, S.A. de C.V. and Siminsa E, S.A. de C.V.

In May 2013, Malla San, S.A. de C.V., operator of the plant which produces mesh and wire derivatives in San Luis Potosi, split into two new entities, Malla San 1 S.A. de C.V. and Malla San 2 S.A. de C.V., and therefore ceased to exist.

On August 8, 2013, we and our subsidiary Simec International, S.A. de C.V. purchased shares of a company called Seehafen Operadora Maritima, S.A.P.I. de C.V. (Seehafen) for Ps. 44 million. The shares acquired correspond to (i) 500 ordinary, nominative Class “I” shares, representative of the fixed portion of the capital stock of Seehafen, which represents 50% of the shares of such class and (ii) 99,000 nominative Class “II” shares, representative of the variable portion of the capital stock of Seehafen, which represents 100 % of the shares of such class. These shares are without par value and Class “II” shares confer no voting rights. The transactions described above were approved in an extraordinary shareholders meeting of Seehafen celebrated on the same date, which also approved its change of name to Simec International 9, S.A.P.I. de C.V. (Simec 9), the modification of its corporate purpose and the appointment of members to its Board of Directors, comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Simec 9. Seehafen was incorporated on August 3, 2012 through a split and tax losses of Ps. 983 million were transferred.

On November 20, 2013, the merger of Simec USA, Corporation and Simec International 5, Inc. was authorized in their respective extraordinary shareholders meetings, whereby the first entity subsisted and the second ceased to exist.

On November 30, 2013 and December 2, 2013, the merger of Compañía Siderúrgica del Pacífico, S.A. de C.V., Comercializadora Msan S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V., Productos Siderúrgicos de Tlaxcala, S.A. de C.V., Comercializadora Simec, S.A. de C.V., Siminsa E, S.A. de C.V., and Siderúrgica de Baja California, S.A. de C.V. was authorized in their respective extraordinary shareholders meetings, whereby the first entity subsisted and the others ceased to exist.

On March 24, 2014, the Board of Directors of Industrias CH, approved an investment for the construction of a new steel facility in the northern part of Mexico through Simec, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). The total budget for the project will be approximately U.S.$700 million, which will be financed with our own resources. Additionally, approved the installation of a new spiral-welded steel pipe facility, which will allow us to manufacture pipe up to 100 inches in diameter with a wall thickness of 1 inch.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2014 will be approximately Ps. 1,723.3 million (U.S.$131.9 million), consisting of Ps. 429.9 million (U.S.$32.9 million) of estimated capital expenditures in our Republic facilities, Ps. 58.1 million (U.S.$4.5 million) of capital expenditures in our facilities in Mexico, Ps. 1,104.7 million (U.S.$84.5 million) for the construction of a new steel facility in Brazil and Ps. 130.6 million (U.S.$10 million) for the construction of a new steel facility in the northern part of Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2014 may differ significantly from such estimate.

In 2013, we spent Ps. 1,266.3 million (U.S.$99.7 million) on capital investments for Republic’s facilities, including Ps.1,155 million (U.S.$88.4 million) at the Lorain, Ohio facility, Ps. 1.3 million (U.S.$0.1 million) at the Lackawanna, New York facility, Ps. 81 million (U.S.$6.2 million) at the Canton, Ohio facility, Ps. 18.3 million (U.S.1.4 million) at our corporate location in Ohio, Ps. 2.6 million (U.S.$0.2 million) at the Massillon, Ohio facility, Ps. 7.8 million (U.S.0.6 million) at the Solon, Ohio facility, and Ps. 0.3 million (U.S.$0.02 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 308.4 million (U.S.$23.6 million) on capital improvements at our facilities in Mexico, including Ps. 211.7 million (U.S.$16.2 million) at the Apizaco facility, Ps. 3.8 million (U.S.$0.3 million) at the Mexicali facility, Ps. 20.4 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 72.5 million (U.S.$5.5 million) at the San Luis facilities. We also spent Ps. 1,603.5 million (U.S.$122.7 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in June 2014.

In 2012, we spent Ps. 366.2 million (U.S.$28 million) on capital investments for Republic’s facilities, including Ps. 234.8 million (U.S.$18 million) at the Lorain, Ohio facility, Ps. 7.6 million (U.S.$0.6 million) at the Lackawanna, New York facility, Ps. 104.9 million (U.S.$8 million) at the Canton, Ohio facility, Ps. 12 million (U.S.0.9 million) at our corporate location in Ohio, Ps. 0.2 million (U.S.$.01 million) at the Gary, Indiana facility, Ps. 5.5 million (U.S.0.4 million) at the Solon, Ohio facility, and Ps. 1.2 million (U.S.$0.09 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 344.8 million (U.S.$26.5 million) on capital improvements at our facilities in Mexico, including Ps. 120.7 million (U.S.$9.3 million) at the Apizaco facility, Ps. 28.8 million (U.S.$2.2 million) at the Mexicali facility, Ps. 25 million (U.S.$1.9 million) at the Guadalajara facility, and Ps. 170.3 million (U.S.$13.1 million) at the San Luis facilities. We also spent Ps. 592.9 million (U.S.$45.6 million) in the construction of the steel facility in Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in June 2014.

In 2011, we spent Ps. 164.3 million (U.S.$13.1 million) on capital investments for Republic’s facilities, including Ps. 9 million (U.S.$0.7 million) at the Lorain, Ohio facility, Ps. 11.8 million (U.S.$0.9 million) at the Lackawanna, New York facility, Ps. 16.5 million (U.S.$1.3 million) at the Canton, Ohio facility, Ps. 0.7 million (U.S.$0.05 million) at the Massillon, Ohio facility, Ps. 19.4 million (U.S.1.6 million) at our corporate location in Ohio, Ps. 0.5 million (U.S.$.05 million) at the Gary, Indiana facility, Ps. 104.1 million (U.S.8.3 million) at the Solon, Ohio and Memphis, Tennessee facilities in connection with the acquisition of the fixed assets of Bluf City Steel, as described in Note 3(d) of our consolidated financial statements, and Ps. 2.3 million (U.S.$0.2 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 146.6 million (U.S.$11.7 million) on capital improvements at our facilities in Mexico, including Ps. 74.2 million (U.S.$5.9 million) at the Apizaco facility, Ps. 2.3 million (U.S.$0.2 million) at the Mexicali facility, Ps. 18.5 million (U.S.$1.5 million) at the Guadalajara facility, and Ps. 51.6 million (U.S.$4.1 million) at the San Luis facilities. We also spent Ps. 121.1 million (U.S.$9.7 million) in the acquisition of 1,300,000 square meters of land and other investments for the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, which facility is in the process of construction and is estimated to become operational in June 2014.

B.	Business Overview

In the United States and Mexico, we own and operate fourteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.5 million tons and a combined annual installed rolling capacity of 3.8 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

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

In 2013, we had net sales of Ps. 24.4 billion, gross profit of Ps. 2 billion and net income of Ps. 1 billion. In 2013, approximately 43.8% of our consolidated sales were in the United States and Canada, approximately 55.6% were in Mexico, and approximately 0.6% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
•	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
•	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
•	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
•	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
•	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

•	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.
•	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2011	2012	2013
	(thousands of tons)
I-Beams	72.8	77.7	66.2
Channels	62.1	66.9	64.1
Angles (1)	159.3	152.1	142.2
Hot-rolled bars (round, square and hexagonal rods)	954.5	871.7	781.6
Flat bar	101.0	97.9	92.3
Rebar	536.4	627.5	568.5
Cold finished bars	181.2	192.0	195.9
Other semi-finished trade products (2)	72.9	42.1	23.6
Electro-Welded wire mesh	22.1	18.9	20.9
Wire rod	37.7	21.4	27.2
Electro-Welded wire mesh panel	34.5	26.9	25.2
Other	54.2	66.6	56.7
Total steel sales	2,288.7	2,261.7	2,064.4

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2013, approximately 47.9% of our steel product sales represented SBQ steel products, of which we sold 35% to the auto part industry, 33% to service centers, 1% for hand tools, 3% for mining equipment and the remaining 28% to other industries.

In 2013, direct sales to the automotive industry decreased by 16% compared to 2012. In 2012, direct sales to the automotive industry decreased by 2% compared to 2011. In 2011, direct sales to the automotive industry decreased by 7% compared to 2010. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector and in 2011, 2012 and 2013 sales to the energy sector accounted 0.4%, 0.9% and 0.5%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales.

Steel Product Sales By Region

	Mexico			United States, Canada and Other Countries
	Years ended December 31,
	2011	2012	2013	2011	2012	2013
I-Beams	97%	96%	97%	3%	4%	3%
Channels	55%	50%	51%	45%	50%	49%
Angles	76%	75%	78%	24%	25%	22%
Hot-rolled bars (round, square and hexagonal rods)	28%	29%	30%	72%	71%	70%
Flat bar	88%	78%	91%	12%	22%	9%
Rebar	97%	100%	100%	3%	—	—
Cold drawn finished bars	42%	46%	49%	58%	54%	51%
Other semi-finished trade products	—	—	—	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	—	—	—
Wire rod	98%	100%	100%	2%	—	—
Electro-Welded wire mesh panel	100%	100%	100%	—	—	—
Other	12%	37%	39%	88%	63%	61%
Total (weighted average)	56%	60%	62%	44%	40%	38%

During 2013, approximately 33% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 67% of our sales by volume, with SBQ products representing approximately 22% of such sales and the remainder representing commercial steel products.

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

During 2013 and 2012, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

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

Our U.S. and Canadian facilities are strategically located to serve the majority of consumers of SBQ products in the United States. Our U.S. and Canadian facilities ship products between their mills and finished products to customers by rail and truck. Customer needs and location, determine the type of transportation used for deliveries. The proximity of our rolling mills and cold finishing plants to our U.S. customers allows us to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements. We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more SBQ product consumers reduce their in-plant raw material inventory. We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and “backhauling” scrap and other raw materials.

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

We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah; Schnitzer Steel (Cascade), located in McMinnville, Oregon; Oregon Steel (Rocky Mountain Steel Mills), located in Pueblo, Colorado; Tamco Steel, located in Rancho Cucamonga, California; Commercial Metals Company, located in Meza, Arizona, Grupo Acerero del Norte, S.A. de C.V., located in Monclova, Coahuila, México and Deacero, located in Saltillo, Coahuila, México. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

We believe that in 2013 and 2012 we were the sole Mexican producer of 5 inch, 6 inch and 200 mm I-beams, and that during such period there was one other producer of 4-inch I-beams. These products accounted for approximately 62,204 tons, or approximately 3%, and approximately 73,028 tons, or approximately 3.2%, of our total finished product sales in 2013 and 2012, respectively. The revenue that we derived from I-beam products represented approximately 2.2% and 2.4% of our net sales in 2013 and 2012, respectively.

In 2013, we sold approximately 179,072 tons of I-beams, channels and angles at least three inches in width (including the 62,204 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. In 2012, we sold approximately 205,935 tons of I-beams, channels and angles at least three inches in width (including the 73,028 tons of I-beams described above) which represented approximately 9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Altos Hornos de Mexico, S.A. de C.V. (“Ahmsa”), Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH), Aceros Corsa, S.A. de C.V. (“Corsa”) and Gerdão, S.A. We estimate that our share of Mexican production of structural steel was 43% in 2013 and 49% in 2012, according with information provided by the Cámara Nacional de la Industria y del Acero (CANACERO).

In 2013, we sold approximately 1,071,332 tons of hot rolled and cold finished steel bars and 1,165,632 tons in 2012. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 16% and 21%, respectively, in 2013 and 18% and 24%, respectively, in 2012. Rebar and light structural steel together accounted for approximately 661,916 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2013. Rebar and light structural steel together accounted for approximately 718,194 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2012. We compete in the Mexican market with a number of producers of these products, including Ahmsa, Hylsamex, S.A. de C.V., Sicartsa, S.A. de C.V., Corsa, Aceros Tultitlán, S.A. de C.V., Commercial Metals Company, Belgo Mineira Aceralia Perfiles Bergara, S.A., Chaparral Steel Company, Deacero, Talleres y Acero, Grupo Acerero del Norte, S.A. de C.V., Nucor Corporation and Bayou Steel Corporation.

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

Our Republic facilities are currently ISO 14001 and OHSAS 18001 certified except for the Solon plant. Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification, however, OHSAS 18001 is voluntary. The current ISO 14001 certification is effective until November 2016. The OHSAS 18001 certification is effective through February 2015.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011 and 1% in 2012, and decreased 6% in 2013; and prices of ferroalloys increased approximately 10% in 2011, and decreased approximately 10% in 2012 and 5% in 2013. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2013, our cost of sales in Mexico, as a percentage of sales in Mexico, was 80%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 107%, and our consolidated cost of sales, as a percentage of consolidated sales, was 92%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 53% of our consolidated manufacturing conversion cost in 2013 (62% of the manufacturing conversion cost in our Mexico operations and 43% of the manufacturing conversion cost in our U.S. operations), compared to 57% of our manufacturing conversion cost in 2012 (64% of the manufacturing conversion cost in our Mexico operations and 47% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly owned scrap processing facilities, which in the aggregate provided us with approximately 14.2% and 9% of our refined scrap tonnage in 2013 and 2012, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 82.9% and 2.9%, respectively, in 2013 and approximately 88.1% and 2.9%, respectively, in 2012 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2011, 2012 and 2013, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 11% of our manufacturing conversion cost in 2013, compared to 10% in 2012, and they accounted for 16% of our manufacturing conversion cost in 2013, compared to 18% in 2012 in our U.S. and Canadian facilities.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., and the remainder from Elmet, S.A. de C.V., Ferroatlántica de México, S.A. de C.V. and Marco Metales de Mexico, S. de R.L. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from Affival, Duferco Steel, Globe Met., Gottlieb, Kennecott, Rusian Ferro, Traxys, Vale Americas, Minerais U.S. LLC and Glencore LTD.

We obtain electrodes used to melt raw materials from Graftech Comercial de Mexico, S.A. de C.V., Missano, and JCS Energoprom – Die & From. Our U.S. and Canadian facilities purchase most of their electrodes from SGL Carbon, Showa Denko Carbon, SK Carbon and Graftech International HLD Inc.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from RHI Refmex, S.A. de C.V., Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V. and Refratechnik. Our U.S. and Canadian facilities purchase most of their refractory products from North American Refractories Co., RESCO, Veitsch-Radix America- RHI, Vesuvius USA, Nock & Son, Minteq, Magna Refractories I nc., Refractory Materials Intl., Altus Refractories, Thermatex Sales Corp., and Magnesita Refractories Co.

Electricity. In 2013 electricity accounted for approximately 9% of our consolidated manufacturing conversion cost for the period and 8% in 2012. Electricity accounted for 11% of our manufacturing conversion cost in 2013 and 10% in 2012 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 7% of the manufacturing conversion cost in 2013 and 2012 in our U.S. and Canadian operations and is supplied by American Electric Power Company and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 2% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2013 and 2012. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(t) to our consolidated financial statements as of and for the year ended December 31, 2013, derivative financial instruments are recognized in the statement of financial position at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2012 and 2011, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. At December 31, 2013 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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
34

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

On September 11, 2013, the United States International Trade Commission (USITC) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Buyer.

•	On September 25, 2013, the USITC determined that there was sufficient evidence of "injury" therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.
•	On November 21, 2013, DeAcero was named a "Mandatory Respondent" of the questionnaires and on February 12, 2014, we were named the second "Mandatory Respondent" thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.
•	On April 21, 2014, preliminary "dumping" quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).
•	Audits on our plants to the sales department will take place on May 12-16, 2014 and to the costs department on June 16-20, 2014.

On August 14, 2013, the Ministry of Industry and Tourism of Colombia (MIT) started an official safeguard investigation against imports of commercial angles and plates originating from countries that are members of the World Trade Organization (WTO) at the request of DIACO-GERDAU and SIDOC, seeking the imposition of a countervailing duty of 35%.

•	We were the only Mexican producer that responded to the questionnaire in October 10, 2013.
•	On April 2, 2014, the MIT announcement at a press conference that they would not impose safeguard measures to rebar straight and roll nor to profiles of steel angles, square bars / slabs / plates. Only wire was subject to safeguard measures with an antidumping duty of 21.29%.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Comercializadora Simec, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); Siderúrgica de Baja California, S.A. de C.V. (99.95%); CSG Comercial, S.A. de C.V. (99.95%); Comercializadora de Productos de Acero de Tlaxcala, S.A. de C. V. (99.95%); Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Comercializadora MSAN, S.A. de C.V. (100%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%), Simec International, S. A. de C. V.(100%), Corporativos G&DL, S.A. de C.V. (100%), Simec International 7, S. A. de C. V., (99.99%), Simec International 8, S.A. de C.V., (100.00%), Simec International 9, S.A.P.I. de C.V., (100.00%), Corporación ASL, S.A. de C.V. (99.99%), and Simec International 5, Inc. (100%).
(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012).
(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.
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

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%), Malla San 2, S.A. de C.V. (99.98%), Comercializadora Aceros DM, S.A. de C.V. (99.99%) and Promotora de Aceros San Luis, S.A. de C.V. (99.99%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2013:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Comercializadora Simec, S.A. de C.V. (merged into Compañía Siderúrgica del Pacífico, S.A. de C.V. in 2013)	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. (merged into Compañía Siderúrgica del Pacífico, S.A. de C.V. in 2013)	Mexico	99.95%
Siderúrgica de Baja California, S.A. de C.V. (merged into Compañía Siderúrgica del Pacífico, S.A. de C.V. in 2013)	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (merged into Compañía Siderúrgica del Pacífico, S.A. de C.V. in 2013)	Mexico	100.00%
Comercializadora MSAN, S.A de C.V. (merged into Compañía Siderúrgica del Pacífico, S.A. de C.V. in 2013)	Mexico	100.00%
Simec International 5, Inc. (merged into Simec USA, Corp. in 2013)	U.S.A.	99.99%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 8, S. A. de C. V.	Mexico	100.00%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at fourteen facilities throughout North America. At December 31, 2013, our crude steel production capacity was 4.5 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.3 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.1 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.4 million tons of crude steel production capacity. In addition, we have 3.8 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 2 million are located in the United States and Canada.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2011	2012	2013
	(tons in thousands)
Melt shops
Steel billet production	2,495.0	2,562.4	2,289.5
Annual installed capacity(1)	4,797.2	4,797.2	4,500.0
Effective capacity utilization	52.0%	53.4%	50.9%
Rolling mills
Total production	2,440.4	2,462.4	2,300.2
Annual installed capacity(1)	3,757.8	3,790.5	3,817.6
Effective capacity utilization	64.9%	65.0%	60.3%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2013.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
(Production %)
I Beams	20.2%	0%	0%	0%	4.8%
Channels	11.8%	14.8%	0%	0%	4.7%
Angles	25.5%	27.4%	0%	0%	10.3%
Hot rolled bars (round, square And hexagonal rods)	27.0%	4.8%	43.6%	2.1%	18.0%
Rebar	2.4%	45.8%	10.1%	82.6%	41.3%
Flat bars	8.6%	5.4%	16.4%	0%	6.7%
Cold finished bars	4.3%	0%	26.0%	0%	7.1%
Electro-Welded wire mesh	0%	0%	0%	3.9%	1.5%
Wire rod	0%	0%	0%	5.1%	2.0%
Electro-Welded wire mesh panel	0%	0%	0%	4.8%	1.8%
Other	0.2%	1.8%	3.9%	1.5%	1.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 350,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2013, the Guadalajara mini-mill produced 302,541 tons of steel billet and 317,416 tons of finished product, operating at 86% capacity for billet production and 66% capacity for finished product production. The Guadalajara rolling facilities process billet production from our

Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2011	2012	2013
Steel sales (thousands of tons)	383	353	323
Average finished product price per ton	Ps. 10,809	Ps. 11,357	Ps. 9,929
Average scrap cost per ton	4,983	5,372	4,775
Average manufacturing conversion cost per ton of finished product	3,143	3,070	2,879
Average manufacturing conversion cost per ton of billet	1,707	1,749	1,685

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2013, the Mexicali mini-mill produced approximately 230,827 tons of billet, of which the Guadalajara mini-mill used 28,461 tons. In 2013, the Mexicali mini-mill produced 180,311 tons of finished products. In 2013 we operated the Mexicali mini-mill at 54% capacity for billet production and at 72% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2013, 46% of the products produced at the Mexicali mini-mill were rebar, 27% were angles, 5% were hot rolled bars (round, square and hexagonal rods) and the remaining 22% were other products, principally channels and flat bars.

Mexicali Mini-Mill

	Years ended December 31,
	2011	2012	2013
Steel sales (thousands of tons)	180	186	195
Average finished product price per ton	Ps. 10,072	Ps. 10,527	Ps. 9,097
Average scrap cost per ton	5,028	5,283	4,580
Average manufacturing conversion cost per ton of finished product	2,564	2,765	2,643
Average manufacturing conversion cost per ton of billet	1,700	1,895	1,819

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 480,000 tons. In 2013, the Apizaco mini-mill produced 423,129 tons of steel billet, of which the Guadalajara mini-mill used 15,455 tons. In 2013 the Apizaco mini-mill produced 362,455 tons of finished products. In 2013 we operated the Apizaco mini-mill at 83% capacity for billet production and at 76% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City.

Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 96,000 tons. In 2013, the Cholula facility produced 87,308 tons of finished products, at 91% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2013, 10% of the products we produced at the Apizaco and Cholula facilities were rebar, 44% were hot rolled bars (round, square and hexagonals) and the remaining 46% were other products, flat merchant bar and cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2011	2012	2013
Steel sales (thousands of tons)	343	376	329
Average finished product price per ton	Ps. 11,942	Ps. 12,479	Ps. 11,845
Average scrap cost per ton	4,725	5,037	4,498
Average manufacturing conversion cost per ton of finished product	3,360	3,135	3,239
Average manufacturing conversion cost per ton of billet	2,090	2,033	2,084

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2013, these facilities had an annual installed capacity of 815,000 tons of billet and 600,000 tons of finished product. In 2013, the San Luis facilities produced 552,891 tons of steel billet. In 2013 the San Luis facilities produced 528,298 tons of finished product, operating at 68% capacity for billet production and 88% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2013, 83% of the products produced at the San Luis facilities were rebar, 5% wire rod, and the remaining 12% were other light structural.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2011	2012	2013
Steel sales (thousands of tons)	503	560	528
Average finished product price per ton	Ps. 10,133	Ps. 10,438	Ps. 9,309
Average scrap cost per ton	4,935	5,434	4,818
Average manufacturing conversion cost per ton of finished product	2,166	2,390	2,594
Average manufacturing conversion cost per ton of billet	1,630	1,604	1,750

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2013, these facilities had an annual installed capacity of 2,395,000 tons of billet and 2,008,000 tons of finished product. In 2013, Republic facilities produced 780,146 tons of steel billet. For the same period, Republic facilities produced 631,898 tons of hot-rolled bars. Republic facilities produced 119,218 tons of cold finish bars. In 2013, Republic facilities produced 160,574 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2011	2012	2013
Steel sales (thousands of tons)	880	787	689
Average finished product price per ton	Ps. 16,050	Ps. 16,544	Ps. 15,350
Average scrap cost per ton	5,678	5,212	4,650
Average manufacturing conversion cost per ton of finished product(1)	6,367	5,787	6,048
Average manufacturing conversion cost per ton of billet(1)	3,835	4,016	3,935

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2013, an annual installed capacity of 1,264,000 tons of steel billet and 816,000 tons of finished product. During 2013, the Lorain facility operated at 26.9% of capacity for 9-10” rolling mill and 31.9% of capacity for 20” mill finishing and shipping production, and it produced 238,866 tons of finished products. The facility did not produce any steel billets in 2013.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2013, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2013, this facility produced 780,146 tons of blooms, billets and other semi-finished trade product and was operated at 69% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .758" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2013, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2013, this facility produced 393,033 tons of hot rolled bars and was operated at 60.2% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2013, an annual installed capacity of 125,000 tons of finished product. During 2013, the Massillon facility was operated at 43.8% capacity of finished product and produced 54,792 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2013, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2013, this facility produced 37,574 tons of cold finished bars and was operated at 53% capacity of finished product.

Solon Ohio and Memphis, Tennessee. Our Solon and Memphis facilities, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2013, the Solon and Memphis facilities had installed capacities of 196,000, and 87,000 tons, respectively, for wire products. During 2013, the Solon facility produced and shipped 160,574 tons of wire products and was operated at 82% capacity of finished product.  No wire products were produced at the Memphis facility during 2013.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2013, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2013, this facility produced 26,851 tons of cold finished bars and was operated at 45.5% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2013 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (43%); Light structurals (42%); SBQ (12%), Rebar (3%)	electric arc furnace with continuous caster rolling mill and bar processing lines	317,416	480,000

Mexicali	Structurals (21%); Rebar (46%); Light structurals (33%)	electric arc furnace with continuous caster and bar rolling mills	180,311	250,000

Apizaco and Cholula	SBQ (79%); Rebar (10%); Light structurals (11%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	362,455	480,000

Aceros DM, San Luis Potosí	Rebar (83%), Light structurals (3%), Wire rod (5%), Electro-Welded wire mesh (4%), Electro-Welded wire mesh panel (5%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	365,674	400,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	162,624	200,000

Lorain(1)	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	238,866	816,000

Location	Product (%)	Equipment	2013 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	780,146	1,131,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	393,033	653,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	54,792	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	37,574	71,000

Solon and Memphis (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	160,574	283,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	26,851	59,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

Item 4A.	Unresolved Staff Comments

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

Our Financial Statements for the year ending December 31, 2012 are the first annual financial statements presented in accordance with IFRS. The translation date was January 1, 2011 and therefore, the year ended December 31, 2011 is the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards”. According to IFRS 1 we will apply the relevant mandatory exceptions and certain optional exemption to retroactive application of IFRS. We applied the following mandatory exceptions with respect to the retroactive application of IFRS:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization.
-	Hedging instruments - Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.
-	Other mandatory exceptions were not applicable to us.

Additionally, we have applied the option for first-time adoption exemptions as follows:

-	We elected not to apply IFRS 3, Business Combinations (as revised in 2008) retrospectively to prior business combinations that occurred before its date of transition to IFRS.
-	We elected to present the items of property, plant and equipment at their net book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).
-	We elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.
-	We elected to reset to zero the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.
-	We applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, we designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

A.	Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, compared to 2010, was 16%. Our net revenue from sales decreased in 2012, compared to 2011, increased by 1% in the automotive sector, increased 20% in the independent distributor sector, decreased 55% in the hand tools sector, decreased 53% in the mining sector and decreased 20% in other industries. The total decrease in net revenue from sales of SBQ products in 2012, compared to 2011, was 4%. Our net revenue from sales decreased in 2013, compared to 2012, decreased by 23% in the automotive sector, decreased 15% in the independent distributor sector, decreased 33% in the hand tools sector, increased 3% in the mining sector and decreased 13% in other industries. The total decrease in net revenue from sales of SBQ products in 2013, compared to 2012, was 18%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2011, 2012 and 2013 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2011 - 2013

	Year ended December 31,
	2011	2012	2013
Shipments (thousands of tons)	2,289	2,262	2,064
Guadalajara and Mexicali	563	539	518
Apizaco and Cholula	343	376	329
San Luis facilities	503	560	528
Republic facilities	880	787	689

Net sales (Ps. millions)	29,270	29,524	24,369
Guadalajara and Mexicali	5,953	5,967	4,981
Apizaco and Cholula	4,096	4,692	3,897
San Luis facilities	5,097	5,845	4,915
Republic facilities	14,124	13,020	10,576

Cost of sales (Ps. millions)	25,563	25,960	22,410
Guadalajara and Mexicali	4,866	5,116	4,087
Apizaco and Cholula	3,067	3,344	2,729
San Luis facilities	4,005	4,568	4,240
Republic facilities	13,625	12,932	11,354

	Year ended December 31,
	2011	2012	2013
Average price per ton (Ps.)	12,787	13,052	11,807
Guadalajara and Mexicali	10,574	11,071	9,616
Apizaco and Cholula	11,942	12,479	11,845
San Luis facilities	10,133	10,438	9,309
Republic facilities	16,050	16,544	15,350

Average cost per ton (Ps.)	11,168	11,477	10,858
Guadalajara and Mexicali	8,643	9,492	7,890
Apizaco and Cholula	8,942	8,894	8,295
San Luis facilities	7,962	8,157	8,030
Republic facilities	15,483	16,432	16,479

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 1.1% in 2013 and increased 3.9% in 2012. The U.S. GDP increased 1.9% in 2013 and increased 2.8% in 2012. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011. The average steel price decreased approximately 10% in 2013 compared to 2012.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened.

Steel imports to the United States accounted for an estimated 23% of the domestic U.S. steel market in 2013 and an estimated 24% in 2012. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 34% in 2010, increased approximately 21% in 2011, increased approximately 1% in 2012 and decreased approximately 6% in 2013; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011 and decreased approximately 10% and 5% in 2012 and 2013, respectively. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2010, 2011, 2012 and 2013 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 8% in 2010, 11% in 2011, 3% in 2012 and 9% in 2013; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011, 32% in 2012 and increased 16% in 2013.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 4.4% for 2010 3.8% for 2011, 3.6% for 2012 and 3.97% for 2013. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per US$1.00 at August 6, 2008, and a high of Ps. 15.37 per US$1.00 at March 10, 2009 and was Ps. 13.1356 per US$1.00 at April 30, 2014.

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

We conduct business in two principal business segments which are organized on a geographical basis:

•	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí; and
•	our U.S. segment represents the results of our operations of Republic, including its eight plants of which seven are located in the United States and one is located in Canada.

The following information shows other results by segment.

	For the year ended December 31, 2013
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	13,792,466	10,576,474	—	24,368,940
Cost of sales	11,055,918	11,354,349	—	22,410,267
Gross profit	2,736,548	(777,875)	—	1,958,673
Administrative expenses	733,449	383,210	—	1,116,659
Other expense, net	47,854	11,307	—	59,161
Interest income	16,903	3,495	—	20,398
Interest expense	8,214	25,479	(4,979)	28,714
Exchange loss	66,506	—	—	66,506
Income (loss) before income tax	1,897,428	(1,194,376)	(4,979)	708,031
Income tax	(159,570)	(121,998)	—	(281,568)
Net income (loss)	2,056,998	(1,072,378)	(4,979)	989,599

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	796,705	256,195	—	1,052,900
Total assets	27,005,653	9,164,691	(2,890,497)	33,279,847
Total liabilities	3,382,983	6,512,396	(2,890,497)	7,004,882
Additions of property, plant and equipment, net(*)	1,911,956	1,265,994	—	3,177,950

	For the year ended December 31, 2012
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	16,524,598	13,019,924	(20,555)	29,523,967
Cost of sales	13,049,147	12,931,572	(20,555)	25,960,164
Gross profit	3,475,451	88,352	—	3,563,803
Administrative expenses	850,205	378,117	—	1,228,322
Other income, net	156,570	24,659	—	181,229
Interest income	23,344	250	—	23,594
Interest expense	7,804	18,505	(3,284)	23,025
Exchange loss	(509,149)	(750)	—	509,899
Income (loss) before income tax	2,288,207	(284,111)	3,284	2,007,380
Income tax	109,686	(56,054)	—	53,622
Net income (loss)	2,178,521	(228,057)	3,284	1,953,748

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	750,888	261,134	—	1,012,022
Total assets	25,588,667	8,288,629	(1,420,511)	32,456,785
Total liabilities	3,649,409	4,560,505	(1,420,511)	6,789,403
Additions of property, plant and equipment, net(*)	937,761	366,213	—	1,303,974

	For the year ended December 31, 2011
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	15,174,922	14,127,627	(32,051)	29,270,498
Cost of sales	11,964,761	13,630,778	(32,051)	25,563,488
Gross profit	3,210,161	496,849	—	3,707,010
Administrative expenses	718,392	331,561	—	1,049,953
Other expense, net	(103,670)	(10,036)	—	(113,706)
Interest income	26,089	46	—	26,135
Interest expense	9,502	14,223	—	23,725
Exchange gain, net	581,630	—	—	581,630
Income before income tax	2,986,316	141,075	—	3,127,391
Income tax	182,027	(33,197)	—	148,830
Net income	2,804,289	174,272	—	2,978,561

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	731,678	217,838	—	949,516
Total assets	23,353,289	9,092,150	(1,326,388)	31,119,051
Total liabilities	3,472,301	4,841,686	(1,326,388)	6,987,599
Additions of property, plant and equipment, net(*)	267,720	164,280	—	432,000

(*) These amounts include the Brazil facility acquisition, amounting to Ps. 1,603.5 million, Ps. 592.9 million and 121.1 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Our net sales by product during 2013, 2012 and 2011 are as follows:

SALES BY PRODUCT (in thousands of pesos)

	2013	2012	2011
Light structurals	1,069,051	1,119,824	988,808
Structurals	1,531,259	2,091,040	2,061,210
Bars	1,497,021	1,507,091	1,892,768
Rebar	5,062,481	6,557,581	5,350,784
Flat bar	548,630	715,994	614,662
Hot rolled bars	9,373,022	11,526,773	12,165,621
Cold drawn bars	3,408,692	3,678,059	3,375,967
Other	1,878,784	2,327,605	2,820,678
Total	24,368,940	29,523,967	29,270,498

Our net sales by country or region during 2013, 2012 and 2011 are as follows:

SALES (in thousands of pesos)

	2013	2012	2011

Mexico	13,633,192	15,749,895	14,399,682
USA	10,051,087	12,577,226	13,709,807
Canada	535,164	795,929	766,318
Latin America	136,130	366,123	356,932
Other (Europe and Asia)	13,367	34,794	37,759
Total	24,368,940	29,523,967	29,270,498

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2012 and 2013

Net Sales

Net sales decreased 17%, to Ps. 24,369 million in 2013 compared to Ps. 29,524 million in 2012. This decrease resulted principally from a 10% decline in the average price per ton of steel products and a decrease of 198 thousand shipments of finished steel products. Total sales outside of Mexico decreased 22%, to Ps. 10,774 million in 2013 compared with Ps. 13,774 million in the same period of 2012. Total sales in Mexico decreased 14%, from Ps. 15,750 million in 2012 to Ps. 13,595 million in 2013.

Shipments of finished steel products decreased 9%, to 2.064 million tons in 2013, compared to 2.262 million tons in 2012. Total sales volume outside of Mexico of finished steel products was 0.776 million tons in 2013, compared to 0.905 million tons in 2012, while total Mexican sales decreased 5%, from 1.357 million tons in 2012, compared to 1.288 million tons in 2013.

The average price of steel products decreased 10% in 2013 compared to 2012, mainly as a result of a decrease in sales of SBQ and lower prices in worldwide steel markets. Also, surcharges of scrap in the US operations, have affected the sales price due a consistent low level of scrap cost.

Cost of Sales

Our cost of sales decreased 14%, from Ps. 25,960 million in 2012 to Ps. 22,410 million in 2013, which decrease is mainly attributable to (i) a 5% decrease in the average cost of raw materials used to produce finished steel products, and (ii) a 9% decrease in shipments of finished steel products. Cost of sales as a percentage of net sales was 92% in 2013, compared to 88% in 2012. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.1 per hour in 2013 and 2012, compared to U.S.$47.2 and U.S.$47.4 per hour for 2013 and 2012, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Moreover, in 2013 our Republic Steel operation was affected by a reduction in our production levels which result in high fixed costs increasing the cost of production and sales. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit decreased 45%, to Ps. 1,959 million in 2013 compared to Ps. 3,564 million in 2012. This decrease is attributable mainly to a decrease of approximately 10% in the average price per ton of steel products and a decrease of approximately 9% of volumes shipped in our operations. As a percentage of net sales, our gross profit was 8% in 2013, compared to 12% in 2012.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 9%, to Ps. 1,117 million in 2013, compared to Ps. 1,228 million in 2012. The decrease of Ps. 111 million in 2013 compared to 2012, is attributable principally to a decrease in the amortization of intangible assets for Ps. 51 million registered in connection with the acquisition of Grupo San and the decrease in the depreciation of Ps. 39 million. In 2013 and 2012, our general and administrative expenses included Ps. 246 million and Ps. 297 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 5% in 2013 and 4% in 2012. Depreciation and amortization expense were Ps. 385 million in 2013 compared to Ps. 475 million in 2012.

Other Income (Expense), Net

We recorded other expense, net of Ps. 59 million in 2013, reflecting (i) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 62 million related to the depuration of some account balances and (iii) an income related to other financial operations of Ps. 11 million.

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

Interest Income

We recorded an interest income of Ps. 20 million in 2013 compared to Ps. 23 million in 2012.

Interest Expense

We recorded an interest expense of Ps. 28 million in 2013 compared to Ps. 23 million in 2012.

Foreign Exchange Loss

We recorded a foreign exchange loss of Ps. 67 million in 2013 compared to an exchange loss of Ps. 509 million in 2012; this foreign exchange loss reflected the 0.7% depreciation of the peso against the dollar in 2013 and the 7% appreciation of the peso against the dollar in 2012.

Income Tax

In 2013 we recorded an income tax benefit of Ps. 282 million, which included an income tax provision of Ps. 57 million and an income tax benefit for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 339 million. In 2012 we recorded an income tax provision of Ps. 54 million, which included an income tax benefit of Ps. 16 million and an income tax provision for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 70 million.

Our effective income tax rates for 2013 and 2012 were (39.8%) and 2.7%, respectively.

According to the Income Tax Law in Mexico, the tax rate for the year 2013 and years thereafter is 30%.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT is computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT is payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2013 and 2012 where determined based on the specific rules of each tax. The FRBT was abolished for the years 2014 and years thereafter.

Net Income

We recorded net income of Ps. 990 million in 2013, compared to net income of Ps. 1,954 million in 2012. This decrease attributable mainly to a decrease of approximately 10% in the average price per ton of steel products and a decrease of approximately 9% of volumes shipped in our operations.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2012 and 2013

Net Sales

Net sales decreased 17%, to Ps. 13,792 million in 2013 compared to Ps. 16,524 million in 2012. This decrease resulted principally from an 11% decrease in the average price per ton of steel products and a decrease of 0.1 million tons of shipments of finished steel products.

Shipments of finished steel products decreased 7%, to 1.375 million tons in 2013, compared to 1.475 million tons in 2012.

The average price of steel products decreased 11% in 2013 compared to 2012, mainly as a result of a decrease in sales of SBQ, structurals and rebar and lower prices in the steel market.

Cost of Sales

Our cost of sales decreased 15%, from Ps. 13,049 million in 2012 to Ps. 11,056 million in 2013, which decrease is mainly attributable to (i) a 9% decrease in the average cost of raw materials used to produce finished steel products, and (ii) a 7% decrease in shipments of finished steel products. Cost of sales as a percentage of net sales was 80% in 2013, compared to 79% in 2012.

Gross Profit

Our gross profit decreased 21%, to Ps. 2,736 million in 2013 compared to Ps. 3,475 million in 2012. This decrease is attributable mainly to a decrease of approximately 11% in the average price per ton of steel products and a decrease of approximately 7% of volumes shipped in our operations. As a percentage of net sales, our gross profit was 20% in 2013, compared to 21% in 2012.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 14%, to Ps. 733 million in 2013, compared to Ps. 850 million in 2012. In 2013 and 2012, our general and administrative expenses included Ps. 246 million and Ps. 297 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 5% in 2013 and 2012. Depreciation and amortization expense were Ps. 323 million in 2013 compared to Ps. 411 million in 2012.

Other Income (Expense), Net

We recorded other expense, net of Ps. 48 million in 2013, reflecting (i) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 51 million related to the depuration of some account balances and (iii) other income related to other financial operations of Ps. 11 million.

We recorded other income, net of Ps. 157 million in 2012, reflecting (i) an income of Ps. 216 million related to compensation from litigation settlement received by missing inventory from the acquisition of Grupo San; (ii) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (iii) an expense of Ps. 68 million related to the depuration of some account balances and (iv) other income related to other financial operations of Ps. 17 million.

Interest Income

We recorded an interest income of Ps. 17 million in 2013 compared to Ps. 23 million in 2012.

Interest Expense

We recorded an interest expense of Ps. 8 million in 2013 compared to Ps. 8 million in 2012.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of Ps. 67 million in 2013 compared to an exchange loss of Ps. 509 million in 2012; this foreign exchange loss reflected the 0.7% depreciation of the peso against the dollar in 2013 and the 7% appreciation of the peso against the dollar in 2012.

Income Tax

In 2013 we recorded an income tax benefit of Ps. 160 million, which included an income tax provision of Ps. 57 million and an income tax benefit for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 217 million. In 2012 we recorded an income tax provision of Ps. 110 million, which included an income tax provision of Ps. 1 million and an income tax provision for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 109 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2013 and years thereafter is 30%.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT is computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT is payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2013 and 2012 where determined based on the specific rules of each tax. The FRBT was abolished for the years 2014 and years thereafter.

Net Income

We recorded net income of Ps. 2,057 million in 2013, compared to net income of Ps. 2,178 million in 2012. This decrease attributable mainly to (i) a decrease of approximately 11% in the average price per ton of steel products and (ii) a decrease of approximately 7% of volumes shipped in our operations.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2012 and 2013

Net Sales

Net sales decreased 19%, to Ps. 10,576 million in 2013 compared to Ps. 13,019 million in 2012. This decrease resulted principally from a 7% decrease in the average price per ton of steel products and a decrease of 98 thousand tons of shipments of finished steel products.

Shipments of finished steel products decreased 12%, to 689 thousand tons in 2013, compared to 787 thousand tons in 2012.

The average price of steel products decreased 7% in 2013 compared to 2012, mainly as a result of lower prices in the steel market.

Cost of Sales

Our cost of sales decreased 12%, from Ps. 12,931 million in 2012 to Ps. 11,354 million in 2013, which decrease is mainly attributable to a 12% decrease in shipments of finished steel products. Cost of sales as a percentage of net sales was 107% in 2013, compared to 99% in 2012, due mainly to lower production and higher fixed costs.

Gross (Loss) Profit

Our gross loss was Ps. 778 million in 2013 compared to Ps. 88 million of gross profit in 2012. This gross loss is attributable mainly to a decrease of approximately 7% in the average price per ton of steel products and a decrease of approximately 12% of volumes shipped in our operations. As a percentage of net sales, our gross loss was 7% in 2013, compared to 1% of gross profit in 2012. The decline in volumes shipped was primarily due to production delays as a result of damages in a furnace transformer which caused a shutdown of such furnace for repairs and maintenance at one of our subsidiaries during 2013. The continual decline in the steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 1%, to Ps. 383 million in 2013, compared to Ps. 378 million in 2012.

Operating expenses as a percentage of net sales were 4% in 2013 and 3% in 2012. Depreciation and amortization expense were Ps. 62 million in 2013 compared to Ps. 64 million in 2012.

Other Income (Expense), Net

We recorded other expense, net of Ps. 11 million in 2013, reflecting an expense of Ps. 11 million related to other financial operations.

We recorded other income, net of Ps. 25 million in 2012, reflecting other income related to other financial operations.

Interest Income

We recorded an interest income of Ps. 3 million in 2013 compared to Ps. 0.2 million in 2012.

Interest Expense

We recorded an interest expense of Ps. 25 million in 2013 compared to Ps. 18 million in 2012.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of Ps. 1 million in 2013 compared to an exchange loss of Ps. 0 million in 2012.

Income Tax

In 2013 we recorded an income tax benefit of Ps. 122 million, which included an income tax provision of Ps. 0 million and an income tax benefit for deferred income taxes of Ps. 122 million. In 2012 we recorded an income tax benefit of Ps. 56 million, which included an income tax benefit of Ps. 17 million and an income tax benefit for deferred income taxes of Ps. 39 million.

Net Income

We recorded net loss of Ps. 1,072 million in 2013, compared to net loss of Ps. 228 million in 2012. This decrease attributable mainly to a decrease of approximately 7% in the average price per ton of steel products and a decrease of approximately 12% of volumes shipped in our operations.

Consolidated Statements of Comprehensive Income

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

Cost of Sales

Our cost of sales increased 1.5%, from Ps. 25,563 million in 2011 to Ps. 25,960 million in 2012, which increase is mainly attributable to (i) a 5% increase in the average cost of raw materials used to produce finished steel products in our Mexican operations; (ii) higher SBQ sales in our Mexican operations; and (iii) a 6% increase in shipments in our Mexican operations. Cost of sales as a percentage of net sales was 88% in 2012, compared to 87% in 2011. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.1 and U.S.$1.8 per hour in 2012 and 2011, respectively, compared to U.S.$47.4 and U.S.$46 per hour for 2012 and 2011, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit decreased 4%, to Ps. 3,564 million in 2012 compared to Ps. 3,707 million in 2011. This decrease is attributable mainly to a decrease of approximately 11% of volumes shipped in our operations in Republic. As a percentage of net sales, our gross profit was 12% in 2012, compared to 13% in 2011.

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

According to the Income Tax Law in Mexico, the tax rate for the year 2013 and the years thereafter is 30%.

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

Net Income

We recorded net income of Ps. 1,954 million in 2012, compared to net income of Ps. 2,978 million in 2011. This decrease is mainly attributable to (i) a foreign exchange loss of Ps. 509 million in 2012 compared to Ps. 582 million of exchange gain in 2011 (ii) an increase in cost of sales and (iii) an increase in administrative expenses.

Mexican Segment

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2011 and 2012

Net Sales

Net sales increased 9%, to Ps. 16,524 million in 2012 compared to Ps. 15,175 million in 2011. This increase resulted principally from a 4% increase in the average price per ton of steel products and an increase of 0.066 million tons of shipments of finished steel products.

Shipments of finished steel products increased 5%, to 1.475 million tons in 2012, compared to 1.409 million tons in 2011.

The average price of steel products increased 4% in 2012 compared to 2011, mainly as a result of an increase in sales of SBQ.

Cost of Sales

Our cost of sales increased 9%, from Ps. 11,965 million in 2011 to Ps. 13,049 million in 2012, which increase is mainly attributable to (i) a 4% increase in the average cost of raw materials used to produce finished steel products; (ii) higher SBQ sales of 0.025 million tons; and (iii) a 5% increase in shipments. Cost of sales as a percentage of net sales was 79% in 2012 and 2011.

Gross Profit

Our gross profit increased 8%, to Ps. 3,475 million in 2012 compared to Ps. 3,210 million in 2011. This increase is attributable mainly to an increase of approximately 5% of volumes shipped and an increase of 4% in the average price per ton. As a percentage of net sales, our gross profit was 21% in 2012 and 2011.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 18%, to Ps. 850 million in 2012, compared to Ps. 718 million in 2011. In 2012 and 2011, our general and administrative expenses included Ps. 297 million and Ps. 349 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 5% in 2012 and 2011. Depreciation and amortization expense were Ps. 411 million in 2012 compared to Ps. 394 million in 2011.

Other Income (Expense), Net

We recorded other income, net of Ps. 157 million in 2012, reflecting (i) an income of Ps. 216 million related to compensation from litigation settlement received by missing inventory from the acquisition of Grupo San; (ii) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (iii) an expense of Ps. 68 million related to the depuration of some account balances and (iv) other income related to other financial operations of Ps. 17 million.

We recorded other expenses, net of Ps. 104 million in 2011, reflecting (i) an expense of Ps. 49 million related to the depuration of some account balances; (ii) expenses of Ps. 14 million corresponding to land remediation work at Pacific Steel; and (iii) expenses of Ps. 12 million related to obsolete machinery; and (iv) other expenses related to other financial operations of Ps. 29 million.

Interest Income

We recorded an interest income of Ps. 23 million in 2012 compared to Ps. 26 million in 2011.

Interest Expense

We recorded an interest expense of Ps. 8 million in 2012 compared to Ps. 10 million in 2011.

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

Income Tax

In 2012 we recorded an income tax provision of Ps. 110 million, which included an income tax expense of Ps. 1 million and an income tax provision for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 109 million. In 2011 we recorded an income tax provision of Ps. 182 million which included an income tax expense of Ps. 1 million and an income tax provision for deferred income taxes and deferred FRBT of Ps. 181 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2012 and 2011 was 30%.

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

Net Income

We recorded net income of Ps. 2,178 million in 2012, compared to net income of Ps. 2,804 million in 2011. This decrease is mainly attributable to (i) a foreign exchange loss of Ps. 509 million in 2012 compared to Ps. 582 million of exchange gain in 2011 and (ii) an increase in administrative expenses.

USA Segment

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2011 and 2012

Net Sales

Net sales decreased 8%, to Ps. 13,019 million in 2012 compared to Ps. 14,128 million in 2011. This decrease resulted principally from a decrease of 0.093 million tons of shipments of finished steel products.

Shipments of finished steel products decreased 11%, to 0.787 million tons in 2012, compared to 0.880 million tons in 2011.

The average price of steel products increased 3% in 2012 compared to 2011.

Cost of Sales

Our cost of sales decreased 5%, from Ps. 13,631 million in 2011 to Ps. 12,931 million in 2012, which increase is mainly attributable to an 11% decrease in shipments of finished steel products. Cost of sales as a percentage of net sales was 99% in 2012, compared to 96% in 2011. The increase in the percentage is mainly attributable to a 6% increase in the average cost of raw materials used to produce finished steel products.

Gross Profit

Our gross profit decreased 82%, to Ps. 88 million in 2012 compared to Ps. 497 million in 2011. This decrease is attributable mainly to (i) a decrease of approximately 11% of volumes shipped of finished steel products, and (ii) an increase of 6% in the average cost of raw materials used to produce finished steel products. As a percentage of net sales, our gross profit was 1% in 2012, compared to 4% in 2011.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 14%, to Ps. 378 million in 2012, compared to Ps. 332 million in 2011.

Operating expenses as a percentage of net sales were 3% in 2012 and 2% in 2011. Depreciation and amortization expense were Ps. 64 million in 2012 compared to Ps. 61 million in 2011.

Other Income (Expense), Net

We recorded other income, net of Ps. 25 million in 2012, reflecting other income related to other financial operations.

We recorded other expenses, net of Ps. 10 million in 2011, reflecting other expenses related to other financial operations.

Interest Expense

We recorded an interest expense of Ps. 18 million in 2012 compared to Ps. 14 million in 2011.

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of Ps. 1 million in 2012 compared to an exchange loss of Ps. 0 million in 2011.

Income Tax

In 2012 we recorded an income tax benefit of Ps. 56 million, which included an income tax benefit of Ps. 17 million and an income tax benefit of Ps. 39 million for deferred income taxes. In 2011 we recorded an income tax benefit of Ps. 33 million which included an income tax benefit of Ps. 88 million and an income tax provision for deferred income taxes of Ps. 55 million.

Net (Loss) Income

We recorded net loss of Ps. 228 million in 2012, compared to net income of Ps. 174 million in 2011. This decrease is mainly attributable to (i) a decrease of 11% in shipments of finished steel products and (ii) a 6% increase in the average cost of raw materials used to produce finished steel products.

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

During December 2008, Republic temporarily idled its Lorain, Ohio blast furnace facility due to economic conditions. Management has no near-term plans to restart the facility. The Company has property, plant, and equipment with a net book value of approximately $10.4 million pertaining to the blast furnace facility. The blast furnace assets are idled temporarily and accordingly, depreciation expense has continued to be recorded as a period cost. We continually evaluate the idled facility for impairment and believe that with the expected continued recovery of the industries into which we supply and resulting expected demand in those markets, the blast furnace facility will be restarted in the future (but not likely in 2014). Accordingly, no impairment has been recorded to date. We continue to incur costs to maintain the temporarily idled facility (such costs are charged to period expense) in anticipation of bringing the facility back on line. Restarting the facility would require certain expenditures to restore the equipment to productive status primarily inside the furnace area that utilizes refractory lining. However, there remains significant uncertainty as to if and when the blast furnace will be restarted and we cannot provide any assurances that we will restart the facility at all or on economically feasible terms. As of December 31, 2012 and 2013, there was no impairment charge related to the Republic facilities.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2011, 2012 and 2013 there was not impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2012 and 2013, there was no impairment charge related to the San Luis facilities.

As of December 31, 2013, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 11.5%; and
•	sales: we estimate an increase in sales of approximately 31% in 2014, mainly attributable to the increase in volume by mesh products, as a result of an investment to increase the production of mesh by approximately 136%. After 2015, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

As of December 31, 2012, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 12%; and
•	sales: we estimate an increase in sales, mainly attributable to the increase in the volume by the mesh products and billet. The company forecast an increase of 37% in 2013. After 2014, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of them are not yet effective:

Effective for annual periods beginning on or after

IFRS 2, Share Based Payment (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IFRS 3, Business Combinations (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IFRS 3, Business Combinations (Annual Improvements to IFRSs 2011-2013 Cycle)	July 1, 2014
IFRS 7, Financial Instruments: Additional Disclosures	Applies when IFRS 9 is applied
IFRS 8, Operating Segments (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IFRS 9, Financial Instruments (Amendments)	January 1, 2018
IFRS 9, Financial Instruments (Hedge accounting)	January 1, 2018
IFRS 10, Consolidated Financial Statements (Amended by financial entities)	January 1, 2014
IFRS 13, Fair Value Measurement (Annual Improvements to IFRSs 2011-2013 Cycle)	July 1, 2014
IAS 16, Property, Plant and Equipment (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IAS 19, Employee Benefits (Defined Benefit Plans: Employee Contributions	July 1, 2014
IAS 24, Related Party Disclosures (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IAS 32, Financial Instruments: Presentation (Offsetting Financial Assets and Financial Liabilities)	January 1, 2014
IAS 36, Impairment of Assets (Recoverable Amount Disclosures for Non-Financial Assets, clarification of disclosures required)	January 1, 2014
IAS 38, Intangible Assets (Annual Improvements to IFRSs 2010-2012 Cycle)	July 1, 2014
IAS 39, Financial Instruments: Recognition and Measurement (Novation of Derivatives and Continuation of Hedge Accounting)	January 1, 2014
IAS 40, Investment Property (Annual Improvements to IFRSs 2011-2013 Cycle)	July 1, 2014
IFRIC 21, Levies	January 1, 2014

At the date of issuance of these consolidated financial statements, we have not had any effect with these new standards on its financial information.

B.	Liquidity and Capital Resources

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

On December 31, 2011, 2012 and 2013, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2013 and 2012, Republic had U.S.$50 million, outstanding under this line of credit. See Note 19 to our consolidated financial statements included elsewhere herein.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2011 we had cash and cash equivalents of Ps. 6,537 million, as of December 31, 2012 we had cash and cash equivalents of Ps. 8,102 million and as of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and, capital expenditure programs. The following is a summary of cash flows for the two years ended December 31, 2012 and 2013:

Principal Cash Flows

	Years ended December 31,
	2011	2012	2013

Funds provided by operating activities	2,954	3,655	2,051
Funds used in investing activities	(440)	(1,507)	(2,947)
Funds used by financing activities	—	(23)	(259)

Our net funds provided by operations were Ps. 2,051 million in 2013 compared to Ps. 3,655 million in 2012. The decrease of Ps. 1,604 million in the net funds provided by operation between 2013 and 2012 originated mainly from the decrease in net sales. Our net funds provided by operations were Ps. 3,655 million in 2012 compared to Ps. 2,954 million in 2011. The increase of Ps. 701 million in the net funds provided by operation between 2012 and 2011 originated mainly from the net decrease in accounts receivable for the year.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 2,947 million in 2013 compared to Ps. 1,507 million in 2012. We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 1,507 million in 2012 compared to Ps. 440 million in 2011.

Our net funds used by financing activities in 2013 were Ps. 259 million, compared to Ps. 23 million by financing activities in 2012. In 2013 we used Ps. 230 million to repurchase of our own shares. We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value other than, as described in Note 14 to our consolidated financial statements, certain futures contracts that we entered to fix the price of our natural gas purchases.

As of December 31, 2013, we have the following commitments for capital expenditures:

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

On July 20, 2012 we entered into an amendment to the original contract, adding an acquisition of a box for the rolling mill, which purchase price was 0.5 million Euros, to be paid in dollars at a fixed exchange of 1.23482 dollars per euro. The payments will be made in dollars in accordance with the following payment schedule:

•	20% of the contract in advance and the vendor will provide a bank guarantee for this amount

•	60% of the contract at the time of delivery of the goods
•	10% of the contract at the provisional acceptance, the delivery of a pro-forma invoice and the certificate of provisional acceptance
•	10% of the contract once the equipment is permanently accepted

At December 31, 2013, the commitment totaled US$4.9 million.

On August 21, 2012, we entered into a contract with the supplier Russula, SA for an amount of US$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio of Aço LTDA. This contract shall be payable as follows:

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

At December 31, 2013 the commitment totaled US$0.9 million.

On August 30, 2012, we entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of US$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio LTDA of Aco. Payments will be made as follows:

•	30% within 30 days after signing the contract.
•	60% by credit card which will be issued within 2 months from the date of signing the contract and the letter of credit must have a minimum validity of 12 months.
•	The remaining 10% will be paid upon delivery of the proforma invoice and the final acceptance certificate.

At December 31, 2013 the commitment totaled US$1.3 million.

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

In the first quarter of 2014 net sales increased 19% compared to the fourth quarter of 2013. Sales in tons of finished steel increased 9% in the first quarter of 2014 compared with the fourth quarter of 2013. Prices of finished products sold in the first quarter of 2014 increased approximately 9% compared to the fourth of quarter 2013.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2013:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	765	—	—	—	765
Short-term debt obligations	4	—	—	—	4
Long-term contractual obligations (see paragraph below)	14	35	—	—	49
Total	783	35	—	—	818

(1)	Ps. 663 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 102 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2017. During 2013, 2012 and 2011, the expenses for operating leases were U.S.$6.9 million, U.S.$7.4 million and U.S.$5.4 million, respectively. As of December 31, 2013, total future minimum lease payments under non-cancelable operating leases are U.S.$1.1 million in 2014, U.S.$1.1 million in 2015, U.S.$0.9 million in 2016 and U.S.$0.7 million in 2017. At December 31, 2013 there are no additional obligations after 2017. As of December 31, 2013, the current purchase commitments related to the new electric arc furnace in the plant of Lorain were U.S.$5.7 million.

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

In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic to receive payments for allowing reduction of electricity demands during identified time periods. The agreement was not renewed by Republic upon the annual expiration as of May 31, 2012. Republic recognized income from this agreement in June 2012 of $2.4 million. Income was recognized after Republic fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. In January 2013, Republic entered into a similar agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. The Company recognized income from this agreement in 2013 of $0.2 million. Unlike the previous agreement, the payments are earned per event and accrued.

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

The current members of our board of directors were nominated and elected to such position at the 2014 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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
73

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

Biographical Information of our Board of Directors

Gerardo Arturo Avendaño Guzmán. Mr. Avendaño was born in 1955. He is an independent director for purposes of Mexican law and has been a member of our board of directors and the Audit Committee since 2001. Mr. Avendaño is an independent lawyer specializing in civil, mercantile and fiscal litigation.

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law. He has been the tax advisor of Industrias CH since 1978 and our tax advisor since 2001 and also serves as member of the board of directors of a group of self-service stores and restaurants since 1990.

Luis García Limón. Mr. García was born in 1944. He is currently our chief executive officer and has been a member of our board of directors since 2011. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

Sergio Vigil González. Mr. Vigil was born in 1962. Since 2001 he has served as chief executive officer of Industrias CH, our controller. Mr. Vigil is the brother of Rufino Vigil González.

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

Luis García Limón. Mr. García was born in 1944. He is currently our chief executive officer and has been a member of our board of directors since 2011. From 1982 to 1990 he was general director of CSG, from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our coordinator of Finance. From 1998 to 2010 he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno was working in various departments of the financial area within certain of our principal subsidiaries.

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

For the years ended December 31, 2013 and 2012, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 35.3 million and Ps. 39.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

The audit and corporate practices committee is currently composed of three members. Rodolfo García Gómez de Parada, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on March 14, 2014, and Gerardo Arturo Avendaño Guzmán and Raúl Arturo Pérez Trejo were appointed. Raúl Arturo Pérez Trejo has been appointed as the “audit committee financial expert.”

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

As of December 31, 2013, we had 5,117 employees (2,689 were employed at our Mexico facilities, of whom 1,510 were unionized, and 2,428 were employed at Republic facilities, of whom 1,956 were unionized) compared to 5,086 employees as of December 31, 2012, (2,814 were employed at our Mexico facilities, of whom 1,576 were unionized, and 2,272 were employed at Republic facilities, of whom 1,826 were unionized).

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

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2016.
•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2016.
•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2016.
•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on February 28, 2016.
•	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 14, 2016; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2016.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

Eighty-one percent of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). On March 29, 2012, the USW ratified a new agreement that expires on August 15, 2016 (labor agreement).  For the Mexican operations, approximately 56% of the employees are under collective bargaining agreements, which expire as described above.

Defined Contribution Plans

Steelworkers Pension Trust

Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. While this plan provides defined benefits as a result of lack of information, the company accounts for the plan as a defined contribution plan. Specifically, the plan does not maintain accounting records for purposes of IFRS also not enough to allocate amounts between participating employers’ information.

The Company obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S.$1.68 per hour for each covered employee’s contributory hours, as defined under the plan. The Company contributions to this plan in the years ended December 31, 2013 and 2012 amounted U.S. $ 5.8 million and U.S. $ 5.7 million, respectively.

Participation in a multi-employer pension plan agreed to under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

- Contributions to the SPT by the Company may be used to provide benefits to employees of other participating employers;

- If a participating employer stops contributing to the SPT, the unfunded obligations of the plan may be borne by the remaining participating employers;

- If Republic chooses to stop participating in the SPT, the Company may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Currently there are no agreements regarding the allocation of a deficit or surplus in the plan itself or the withdrawal of the company's plan.

A pension plan generally will be considered in a state of "endangered" if at the beginning of the plan year the funded percentage of the plan is less than 80 percent or in "critical" if the percentage is less than 65 percent. If a pension plan enters endangered status, it requires plan administrators to adopt a funding improvement plan. Similarly, if a pension plan enters critical status, it requires plan administrators to adopt a rehabilitation plan. Republic's plan was neither endangered nor critical status for the years ended December 31, 2013 and 2012.

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

Republic’s participation in the SPT for annual periods ended December 31, 2013 and 2012, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions ($ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2013	2012	FIP/RP Status Pending/ Implemented(b)	2013	2012	2013	2012	Expiration of Collective Bargaining Agreement
Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$ 5,785	$ 5,738	No	No	August 15, 2016
(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2013 and 2012 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended

December 31, 2013 and 2012, the Company recorded expenses of U.S.$10.4 million and U.S.$2.3 million, respectively, related to this welfare plan.

Republic recorded combined expenses of U.S.$16.2 million and U.S.$7.9 million for the years ended December 31, 2013 and 2012, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2013 and 2012, the Company recorded expense of U.S.$2.5 million and U.S.$2.3 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U,S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2013 and 2012, the Company recorded expense of U.S.$0.0 million and U.S.$0.07 million, respectively.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2013, the profit sharing plan was based upon achieving certain inventory and shipment targets. Republic paid $0.4 million and $0.2 million to employees covered by the profit sharing plans during the years ended December 31, 2013 and 2012, respectively.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 85% of our series B shares. At December 31, 2013, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 64% of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

As of March 31, 2014, we had 492,787,766 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 85% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns, directly or indirectly, approximately 64% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of March 31, 2014.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.8%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.2%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.3%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.3%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	74,101,017	15.0%
Total	492,787,766	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family. In 2013, Proyectos Comerciales el Ninzi, S.A. de C.V. and Compañía Mexicana de Tubos, S.A. de C.V. effected a split and subsequent merger therefore transferring their shares in the Company to Vigon Control, S. de R.L de C.V.

At March 31, 2014, 492,787,766 series B common shares were held in Mexico by approximately 364 shareholders who were record holders in Mexico and 16 were ADS record holders in the United States. The ADS represent 6,623,277 common shares. At March 31, 2014 we have 4,921,448 treasury shares for repurchase of our own shares and the total issued shares are 497,709,214.

B.	Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See Note 19 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million or Ps. 1,403 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8%. We financed our portion of the purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2011, these sales totaled Ps. 31 million, in 2012 these sales totaled Ps. 181 million and in 2013 these sales totaled Ps. 83 million. In addition, in 2011, 2112 and 2013 we purchased Ps. 66 million, Ps. 113 million and Ps. 30 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2011 we paid Ps. 14 million, in 2012 we paid Ps. 16 million and in 2013 we paid Ps. 16 million.

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

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2013, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws and the State of California Security Code and imposed an obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay US$235,000. This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2013 PS is awaiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified with several studies, so as an alternative, once permits from the competent authorities in Mexico were obtained, in November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo León, after the metal content is separated, which metal content is used as raw material in the smelting process.

The daily load of 5 trucks of land in PS is made in the presence of DTSC staff. At December 31, 2013, PS had already shipped 27,773 tons of material to the Mexicali plant. To date, only a pile estimated to contain between 6,000 to 9,000 tons of material is still pending to be shipped, but because such material is different from the one previously shipped, we need to obtain new permits from the authorities of both countries and we expect to start shipping again in August of 2014 and expect to finish in December of 2014.

Based on the experience of shipments in 2012 and 2013, we believe that the cost of shipping the remaining piles would result in a total of between US$0.3 million and US$0.6 million. At December 31, 2013, we have created a reserve for US$0.4 million under the heading of other payables in our consolidated statement of financial position.

Notwithstanding accelerating the remediation of the site based on the authorization to transport the stockpiled soils to our steel mill in Mexicali, there is a possibility that the DTSC will attempt to impose potential fines for the alleged violations of the California Health & Safety Code and the California Code of Regulations. It is impossible for us to determine at this time the extent of those potential fines.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2013 and 2012, we had a reserve to cover probable environmental liabilities totaling U.S.$3.3 and U.S.$3 million, respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2013, the current and non-current portions, U.S.$2.3 million and U.S.$1 million, respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

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

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2009	38.64	17.52	9.24	3.94
2010	37.80	28.20	9.08	6.49
2011	35.00	25.16	8.85	5.53
2012	61.99	31.00	14.39	6.96
2013	64.62	45.54	15.37	10.15

2012
First Quarter	40.99	31.00	9.74	6.96
Second Quarter	45.00	38.01	10.50	8.24
Third Quarter	52.89	41.22	12.49	9.17
Fourth Quarter	61.99	49.14	14.39	11.23

2013
First Quarter	64.62	51.00	15.37	10.15
Second Quarter	59.89	50.56	14.54	11.31
Third Quarter	57.60	45.66	13.49	10.23
Fourth Quarter	55.63	45.54	12.89	10.39

2014
First Quarter	57.07	47.33	12.86	10.67
Second Quarter (through May 9)	53.24	47.22	12.31	10.84

2014
January	55.21	54.25	12.64	10.83
February	57.07	47.52	12.86	10.82
March	53.29	47.33	12.14	10.67
April	52.67	48.35	12.07	11.01
May (through May 9)	53.24	47.22	12.31	10.84

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
86

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
89

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

In our Ordinary Shareholders Meeting held on April 8, 2013, an increase in the reserve for repurchase of shares to Ps. 1,000 million was approved. In 2013, we repurchased 20,995,846 shares, of which 16,574,828 we resold. At December 31, 2013, we had 4,421,018 treasury shares.

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
90

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
92

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

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the series B shares or ADSs and that is a “non-Mexican holder” (as defined below) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an owner of the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares. In addition, the summary does not address the effects of the U.S. Medicare tax on net investment income, or any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders. This summary also does not address U.S. federal income tax consequences applicable to U.S. holders that are subject to special tax rules, such as banks, securities or currency dealers, insurance companies, tax-exempt entities, persons liable for the alternative minimum tax, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes or partnerships or pass-through entities for U.S. federal income tax purposes. If a partnership holds the series B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner of a partnership holding our series B shares or ADSs, such U.S. holder should consult its tax advisor.

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

Mexican tax authorities have a right to audit us, for the previous five years, and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to the series B shares represented by the ADSs are not subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2013. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2013, or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate U.S. holders with respect to the series B shares and ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the series B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and we believe we are eligible for the benefits of the income tax treaty between Mexico and the United States. Dividends will also qualify as “qualified dividends” if paid with respect to shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since our series B shares are not regularly traded on an established securities market in the United States, we do not believe that dividends that we pay on our series B shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 or our 2013 taxable year.

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

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by such U.S. holder, in the case of series B shares, or by the depositary, in the case of ADSs, whether or not they are converted into U.S. dollars. If the pesos received as a dividend are converted into U.S. dollars on the date they are received, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the pesos equal to their United States dollar value on the date of receipt. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt. Dividend income generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income” for U.S. foreign tax credit purposes.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2013 of gains realized from the disposition.

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

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. Under current law, long-term capital gain recognized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. holder that receives pesos upon sale or other disposition of the series B shares will realize an amount equal to the U.S. dollar value of the pesos upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. holder will have a tax basis in the pesos received equal to the U.S. dollar value of the pesos received translated at the same rate the U.S. holder used to determine the amount realized on its disposal of the series B shares. Any gain or loss realized by a U.S. holder on a subsequent conversion of the pesos into U.S. dollars generally will be a U.S. source ordinary income or loss.

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

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to certain payments to a U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs that are paid to such U.S. holder within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 214% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. See Note 14 to the consolidated financial statements.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2013 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 65.7 million (U.S.$5 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2013 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2014. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2013, 2012 or 2011.

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

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by BDO and by Marcelo de los Santos S.C., a practice member of Moore Stephens, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financing reporting were not effective at December 31, 2013.

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
103

Fiscal Year Ended December 31, 2013

In our assessment of our internal controls over financial reporting for the year ended December 31, 2013, the following material weaknesses were identified by us:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls in the review and approval process of the disclosures of the financial statements and our annual report on form 20-F, (ii) out of date whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) inadequate distribution and segregation of duties within the accounting department in the Mexican subsidiaries, (v) deficient distribution to employees and officers of our code of ethics and poor promotion of strong control environment and internal controls, (vi) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system, (vii) lack of an accounting manual with accounting instructions for our most important transactions, (viii) lack of specific procedures to authorize and register intercompany transactions, (ix) failure to create and implement a complete training plan for our management personnel preparing financial records, (x) limited IFRS and consolidation process understanding and reduced personnel within the internal audit department which limited the scope of the management assessment, also the internal audit plan was not carried out in full and did not include test about risk assessment, environmental, fraud and compliance with law, and only included a limited review of the consolidated financial statements, (xi) lack of committees to review and approve all our contracts and to make risk assessments, these activities are currently executed by selected persons only, (xii) lack of a transition plan for the establishment of the new COSO 2013; and (xiii) insufficient resources to implement and follow up on the remedial measures in the Mexican subsidiaries from previous years due to the prevalence of such deficiencies, and informal communication of deficiencies and remediation plans;
•	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements, assets valuation and deferred taxes, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;
•	Deficient and not standardized controls in SimRep related to authorization, control and accounting of capitalized expenditures and related fixed assets, and;
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) incomplete procedures for the reviewing process over financial closings; (ii) incomplete documental support for authorization and extension of customer credit lines, (iii) deficient controls in the control access to the information systems, (iv) deficient controls to review and approve inventory valuation, cost of production calculation and cost of sales computation, (v) lack of physical inventory of fixed assets; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.
C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Grupo Simec, S.A.B. de C.V.

Guadalajara, Jalisco, Mexico.

We have audited Grupo Simec, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control –

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). Grupo Simec, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros DM, S.A. de C.V. and subsidiaries, wholly owned subsidiaries, which total combined assets represent approximately 10% of the total consolidated assets as of December 31, 2013 and its net combined sales for the year then ended represented approximately a 14% of the total net consolidated sales. The effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed a qualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros DM, S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1) Regarding the entity-level controls and control environment, the COSO framework elements needs to be straightened, there were found significant deficiencies that could affect the effectiveness of the internal controls, those deficiencies include, (a) improper controls to define, review and prove the disclosures in the financial statements and also the review and approval of the 20-F Report, (b) whistleblower line in the Mexican subsidiaries not fully operational and contact information the website is not updated, (c) ineffective controls in the patents registry, (d) many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties, (e) insufficient diffusion of the ethical code and poor promotion of strong control environment and internal controls in accordance the COSO model, (f) control processes not integrated under one single Enterprise Resource Planning (ERP) system, (g) lack of accounting manual with instructions on most of accounting records, (h) lack of a specific procedure for the approval of transactions with related parties, (i) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS, (j) lack of IFRS and Consolidation expertise in the Internal Audit department and reduced personnel in Mexico which limed the scope of the Management Assessment; also the internal audit plan was not carried out in full and does not include test about risk assessment an environmental, fraud and compliance with law and review of the Consolidated Financial Statements, (k) lack of Committees to assess company contracts, and evaluation of internal and external risks to measure the level of impact and mitigation plans for identified risks, (l) lack of a transition plan for the establishment of the new COSO 2013, and (m) incomplete monitoring of some weaknesses reported on previous years due to their prevalence on the report of this year and informal communication of deficiencies and remediation plan to the areas and managers involved.

The combination of these deficiencies constitute a material weakness, there are a reasonable possibility that material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

(2) Lack of appropriate accounting resources during 2013 at the corporate that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process, the presentation of the Financial Statements and assets valuation and the deferred income tax process. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

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

(4) In the subsidiary level, SimRep Corporation and Subsidiaries, the Company did not maintain effective control relating to the accounting of certain capitalized expenditures and related fixed assets.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of 2013 financial statements and this report does not affect our report dated March 13, 2014 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2013,

based on the COSO 1992 criteria. The other auditors issued an adverse opinion of Corporación Aceros DM, S.A. de C.V. and subsidiaries.

The other auditors issued also an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, noting that significant deficiencies were detected on Corporación Aceros D.M., S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include: (i) Management has a deficiency in operation regarding to the controls related on the supporting documentation of the reviewing process over financial closing, there is not enough procedures for such closing process, such as procedures to enter transactions into general ledger and procedures related to the selection and application of accounting policies, (ii) In the Sales area there is significant deficiency derived from the risk for the lack of documental support in customers’ files, both for the authorization and the extent of credit lines; there is lack of information, appropriate investigation and fulfilling of templates, as well as of a formal credit analysis in those cases, (iii) undocumented process and deficient controls in the control access to the information systems, (iv) deficient controls to review and approve cost calculation of finished goods and the closing of costs and inventories and the report of cost of sales, (v) lack of physical inventory of fixed assets; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the three years ended December 31, 2013, 2012 and 2011, and our report dated March 13, 2014 expressed an unqualified opinion thereon. We did not audit the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2013 and 2012, which total combined assets represent approximately 10% and 10% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2013, 2012 and 2011 represented 14%, 5% and 11% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

Castillo Miranda y Compañía, S.C.

Member of BDO International

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico

March 13, 2014

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

Fiscal Year Ended December 31, 2012

The remedial measures adopted by the Audit Committee on April 25, 2012 to address the 2011 material weaknesses in internal controls over financial reporting at SimRep were implemented during the year 2012, the most important remedial measures implemented during 2012 include (i) adoption of monthly meetings to review the status and valuation of obsolete inventory, (ii) added additional senior accounting and financial reporting expertise, (iii) added full-time internal auditor, (iv) quarterly financial reviews performed by the external auditor, (v) direct line of communication from Republic´s Controller to our CFO independent of our CEO´s or CFO´s involvement, (vi) periodic visits to SimRep by our Internal Auditor and CFO; and (vii) improved whistleblower program and procedures. Republic also implemented a system to supervise the closing process and simplify the execution of internal controls and the administration of the supporting documentation. The above mentioned measures improve the internal controls of Republic and therefore the weaknesses found in our 2012 review were fewer than in previous years.

As a result of our evaluation on the effectiveness of our internal controls for the year ended December 31, 2012 and the material weakness and deficiencies identified during that period, we intend to implement the following changes, which we believe are reasonably likely to materially affect our internal controls over financial reporting:

•	We will review and reform our entity level controls to comply with the COSO framework, addressing all the issues that were found on our 2012 assessment of our internal control.

•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting and to avoid the errors found with respect to our financial statement closing process and preparation of Financial Statements under IFRS.
•	In our subsidiary SimRep we will review the physical inventory and procedures to determine costs and we will standardize these procedures in accordance to the procedures implemented in the rest of the subsidiaries.
•	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will (i) train our staff on IFRS, (ii) document and improve the control access to information systems, (iii) strengthen the controls related to the cost calculations of finished goods, (iv) perform periodic physical inventories of our fixed assets; and (v) review and update our documentation related to the responsibilities and authority of key financial roles and communicate adequately.

Fiscal Year Ended December 31, 2013

As a result of our evaluation on the effectiveness of our internal controls for the year ended December 31, 2013 and the material weakness and deficiencies identified during that period, we will need to increase the resources allocated to implement remedial measures due to prevalence of deficiencies from previous years, if we implement the following remedial measures, we believe such are reasonably likely to materially affect our internal controls over financial reporting:

•	We will allocate the required resources to review and reform our entity level controls to comply with the COSO framework, addressing all the issues that were found on our 2013 assessment of our internal control and implementing a plan to adopt the COSO 2013 framework.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican subsidiaries in order to improve internal controls over financial reporting to avoid the errors found with respect to our financial statement closing process, and preparation of Financial Statements under IFRS.
•	In our subsidiary SimRep we will review the capital expenditure authorization and control process.
•	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will (i) strengthen our controls and procedures for the reviewing process monthly financial closings and financial statements authorization, (ii) document and improve the control access to information systems, (iii) strengthen the controls related to the inventory and cost calculations and computation, (iv) perform periodic physical inventories of our fixed assets; and (v) review and update our documentation related to the responsibilities and authority of key financial roles and communicate adequately.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2012 and 2013, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee has engaged BDO, as the independent auditors of our consolidated financial statements, as of and for the years ending December 31, 2013 and 2012. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continue to be audited by Moore Stephens.

Audit Fees. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2013, included in our annual report on Form 20-F in the amount of Ps. 11 million and Ps. 2.3 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates. We paid fees to BDO in connection with the audit of our annual consolidated financial statements for 2012, included in our annual report on Form 20-F in the amount of Ps. 11.7 million and Ps. 2.4 million to Moore Stephens for the audit corresponding to Aceros DM and subsidiaries and affiliates.

Audit Related Fees. In 2013 and 2012, we did not incur in any expenses associated with audit related fees.

Tax Fees. In 2013 and 2012, we did not incur in any expenses associated with tax compliance.

Other Fees. We only paid other fees to BDO in 2013 in the amount of Ps. 0.7 million, we paid no fees in 2012 other than those set forth above to BDO or Moore Stephens.

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

The Audit Committee approved all of the services incurred in 2012 and 2013, described as “Audit Fees,” “Audit Related Fees”, “Tax Fees”, and “Other Fees,” in accordance with our policy on auditor independence.

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

PART III

Item 17. Financial Statements

See "Item 18—Financial Statements."

Item 18. Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

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
113

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By: /s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By: /s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: May 15, 2014

Grupo Simec, S.A.B. de C.V. and subsidiaries

(subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated financial statements

and independent auditors’ report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2013 and 2012, neither the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2013, 2012 and 2011, which total consolidated assets represent approximately 10% and 10% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2013, 2012 and 2011 represented 14%, 5% and 11% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the others auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations, the changes in stockholders’ equity and cash flows for each of the years ended December 31, 2013, 2012 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Grupo Simec, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (The COSO 1992 criteria). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors. Our report dated March 13, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Compañía, S.C.

C.P.C. Carlos Rivas Ramos
Guadalajara, Jalisco, Mexico
March 13, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Corporación Aceros D.M., S.A. de C.V.

We have audited the accompanying consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2013 and 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all other material respects, the financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, as of December 31, 2013 and 2012, and the comprehensive results of their operations, the changes in stockholders' equity and cash flows for each of the three years ended December 31, 2013, 2012 and 2011, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

Corporación Aceros D.M., S.A. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Our report dated March 13, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

San Luis Potosi, S.L.P. March 13, 2014
Marcelo de los Santos y Cía., S.C.

Marcelo de los Santos Anaya, C.P.A
Professional identity Card 1649173

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In thousands of Mexican pesos)

	Note	December 31,
		2 0 1 3	2 0 1 2
Assets
Current assets:
Cash and cash equivalents	6	$6,984,730	$8,102,314
Accounts receivable:
Trade, net	7	2,311,740	2,215,648
Related parties	19-b	150,999	118,002
Recoverable taxes	8	531,040	324,059
Other receivable		106,474	83,982

Total accounts receivable, net		3,100,253	2,741,691

Inventories, net	9	5,931,001	6,234,216

Prepaid expenses		185,647	241,719

Total current assets		16,201,631	17,319,940

Non-current inventories, net	9	1,693,299	1,687,659
Property, plant and equipment, net	10	12,168,073	9,776,411
Intangible and other non-current assets, net	11	3,216,844	3,672,775

Total assets		$33,279,847	$32,456,785

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$3,946	$3,922
Trade accounts payable	13	3,009,471	2,330,479
Related parties payable	19-b	765,036	662,134
Derivative financial instruments	14		1,075
Accrued expenses and taxes other than income taxes	13	511,639	497,793
Taxes payable		414,537	241,727

Total current liabilities		4,704,629	3,737,130

Long term liabilities:
Employee benefits	15	81,396	77,869
Deferred income tax	16	2,206,364	2,967,641
Other liabilities		12,493	6,763
Contingencies and Commitments	25, 26

Total long-term liabilities		2,300,253	3,052,273

Total liabilities		7,004,882	6,789,403

Stockholders’ equity:	17
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,148,153	4,153,850
Retained earnings		17,179,070	16,662,517
Repurchase of own stock reserve		775,279
Cumulative translation effect in foreign subsidiaries		11,918	168,109
Fair value of derivative financial instruments			(1,060)

Total controlling interest		24,946,688	23,815,684
Non-controlling interest	18	1,328,277	1,851,698

Total stockholders’ equity		26,274,965	25,667,382

Total liabilities and stockholders’ equity		$33,279,847	$32,456,785

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos, except earnings per share figures)

	Note	2 0 1 3	2 0 1 2	2 0 1 1

Net sales		$24,368,940	$29,523,967	$29,270,498
Cost of sales	20	22,410,267	25,960,164	25,563,488

Gross profit		1,958,673	3,563,803	3,707,010

Administrative expenses	20	1,116,659	1,228,322	1,049,953
Other operating expense (income), net	21	59,161	(181,229)	113,706
Interest income		(20,398)	(23,594)	(26,135)
Interest expense		28,714	23,025	23,725
Foreign exchange loss (gain)		66,506	509,899	(581,630)

Income before income taxes		708,031	2,007,380	3,127,391

Income taxes	16	(281,568)	53,632	148,830

Net income for the year		989,599	1,953,748	2,978,561

Other comprehensive (loss) income:
Translation effects of foreign subsidiaries		(152,658)	(443,118)	655,141
Fair value of derivative financial instruments, net of taxes		1,060	25,300	36,989

Total other comprehensive (loss) income for the year, net of income taxes		(151,598)	(417,818)	692,130

Total comprehensive income for the year		$838,001	$1,535,930	$3,670,691

Net income (loss) attributable to:
Controlling interest		$1,516,553	$2,069,982	$2,891,815
Non-controlling interest		(526,954)	(116,234)	86,746

Net income for the year		$989,599	$1,953,748	$2,978,561

Comprehensive income (loss) attributable to:
Controlling interest		$1,361,422	$1,850,221	$3,341,974
Non-controlling interest		(523,421)	(314,291)	328,717

Comprehensive income for the year		$838,001	$1,535,930	$3,670,691

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		495,732	497,709	497,709

Income per share (controlling interest) (pesos)	4-n	$3.06	$4.16	$5.81

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Retained earnings	Repurchase of own stock reserve	Cumulative translation effect in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2010	$2,832,268	$4,153,850	$11,700,720			$(63,349)	$18,623,489	$1,837,272	$20,460,761

Comprehensive income			2,891,815		$413,170	36,989	3,341,974	328,717	3,670,691

Balance as of December 31, 2011	2,832,268	4,153,850	14,592,535		413,170	(26,360)	21,965,463	2,165,989	24,131,452

Comprehensive income (loss)			2,069,982		(245,061)	25,300	1,850,221	(314,291)	1,535,930

Balance as of December 31, 2012	2,832,268	4,153,850	16,662,517		168,109	(1,060)	23,815,684	1,851,698	25,667,382

Reserve for repurchase of own stock			(1,000,000)	$1,000,000
Repurchase of own stock, net		(5,697)		(224,721)			(230,418)		(230,418)
Comprehensive income (loss)			1,516,553		(156,191)	1,060	1,361,422	(523,421)	838,001

Balance as of December 31, 2013	$2,832,268	$4,148,153	$17,179,070	$775,279	$11,918	$-	$24,946,688	$1,328,277	$26,274,965

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos)

	2 0 1 3	2 0 1 2	2 0 1 1

Operating activities:
Income before income taxes	$708,031	$2,007,380	$3,127,391

Adjustments for:
Depreciation and amortization	1,052,900	1,012,022	949,516
Employee benefits	3,527	10,096	4,698
Not realized foreign exchange loss (gain), net		479,862	(664,023)
Allowance for slow moving inventories	70,219	(56,062)	118,705
Allowance for doubtful accounts	(12,428)	9,436	6,778
Interest income from investing activities	(20,398)	(23,594)	(26,135)
Interest expense from financing activities	28,714	23,025	23,725

	1,830,565	3,462,165	3,540,655

(Increase) decrease in trade receivable	(72,246)	725,462	(436,933)
(Increase) decrease due from related parties	(32,997)	46,379	(42,873)
Decrease (increase) in inventories	259,495	(712,039)	15,095
(Increase) decrease in other accounts receivable, recoverable taxes and prepaid expenses	(229,431)	23,683	407,890
Increase (decrease) in trade accounts payable	658,409	153,189	(45,518)
Increase (decrease) in due to related parties payable	68,838	8,293	(182,811)
Increase (decrease) in accrued expenses and taxes other than income taxes	(431,480)	(52,557)	(294,309)
Income taxes paid			(6,922)

Net cash flows provided by operating activities	2,051,153	3,654,575	2,954,274

Investing activities:
Investing in shares of subsidiary company		(26,796)
Acquisition of property, plant and equipment	(3,177,950)	(1,303,974)	(432,000)
Decrease (increase) in other non-current assets	210,033	(199,845)	(34,200)
Interest income collected	20,398	23,594	26,135

Net cash flows used in investing activities	(2,947,519)	(1,507,021)	(440,065)

Financing activities:
Loans received from related parties			74,963
Payments of loans received from related parties			(51,225)
Repurchase and placement of own stocks, net	(230,418)
Interest expense paid	(28,714)	(23,025)	(23,725)

Net cash flows (used in) provided by financing activities	(259,132)	(23,025)	13

Net increase in cash and cash equivalents	(1,155,498)	2,124,529	2,514,222

Cash and cash equivalents at beginning of year	8,102,314	6,537,088	3,384,917

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	37,914	(559,303)	637,949

Cash and cash equivalents at end of year	$6,984,730	$8,102,314	$6,537,088

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2013, 2012 and 2011

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, SAB de CV is a stock corporation with variable capital, incorporated under the laws of Mexico on August 22, 1990, with a duration of 99 years. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). The Company is located in Guadalajara, Jalisco, Mexico and the address of its administrative offices is Calzada Lazaro Cardenas 601, CP 44440.

The main activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of iron and steel products for the construction and automotive industries both in Mexico, the United States of America (USA) and Canada.

2.	Significant events

a.	At the Extraordinary general meeting of Shareholders of Compañía Siderúrgica del Pacifico, S.A. de C.V., Comercializadora Msan S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Productos Siderúrgicos Tlaxcala, S.A. de C.V. held on November 30, 2013 and with date of December 2nd, 2013, Comercializadora Simec, S.A. de C.V., Siminsa E, S.A. de C.V. and Siderúrgica de Baja California, S.A. de C.V. was authorized the merger of all these companies, subsisting the first one and extinguishing all the others.

b.	At the Extraordinary general meeting of Shareholders of Simec USA Corporation and Simec International 5, Inc., held on November 20, 2013, was authorized the merger of these companies, subsisting the first one and extinguishing the second one.

c.	On August 8, 2013, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company), acquired shares of a company called Carrier Seehafen Operadora Marítima, S.A.P.I. de C.V (Seehafen). These companies purchased 500 shares Class "I", ordinaries, nominatives and without par value expression, representatives of the fixed portion of capital stock, representing 50% of the shares of that class and 99,000 shares Class "II" were purchased without the right to vote, nominatives, and without nominal value expression, representing the variable portion of capital stock, representing 100% of the shares of that class, in the amount of $ 43,839. By the Extraordinary General Meeting of Shareholders of Seehafen held also on August 8, 2013, there were approved: the ratification of the shares transmission described above, the denomination change of Seehafen to Simec International 9, S.A.P.I de C.V (Simec 9), the modification of the company name and the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V, so from that date the Company consolidates the financial statements of Simec 9.

Seehafen was formed by split of another company on August 3, 2012, which was referred to tax loss by $982.951. The statement of financial position at the date of acquisition was as follows:

Assets:
Other receivables	$2
Stockholders' equity	$2

d.	In May 2013, Malla San, S.A. de C.V., operator of the plant which produces mesh and wire derivates in San Luis Potosi, split into two new entities, Malla San, S.A. de C.V. and Malla San 2, S.A. de C.V., and therefore ceased to exist.

e.	At the Extraordinary general meeting of Shareholders of Simec International 6, S.A. de C.V. held on December 18, 2012, was approved the split of this company, being as spun-off company, and two divided societies were formed under the names of Simec International 8, S.A. de C.V. and Siminsa E, S.A de C.V.

f.	At the Extraordinary General Assembly of Shareholders of Simec Steel, Inc., Simec International 2, Inc., Simec International 3, Inc. and Simec International 4, Inc., held on October 8, 2012, it was authorized the merger of these companies, subsisting the first one and extinguishing the other ones.

g.	On October 30, 2012, Grupo Simec, S.A.B. de C.V. and Corporación ASL, S.A. de C.V. (subsidiary company), purchased shares of a company named Orge S.A. de C.V. (Orge), for $ 26,796. In the same date, Corporación ASL, S.A. de C.V., increased capital stock in Orge by $ 66,725, which was used to pay an Orge liability at that date. The Company acquired one share of class “I”, “B”, which represents 0.01% of the shares of that class and 53,564,127 shares of class “II”, “L”, representing 100% of the shares of that class. These shares do not have par value and shares of class “II” are restricted, limited and have no power to determine the management of the company; however the Board of Directors is formed by directors and stockholders of Grupo Simec, S.A.B. de C.V., thus, from the date of acquisition the Company consolidates the financial statements of Orge. Orge was incorporated on July 19, 2012 through a spin off, tax losses of $ 497,793 were transmitted prior to the Company’s acquisition of the shares, Orge had a loss on the sale of some securities that originated in a tax loss of $ 1,700,461, which part of these were used in their tax return. The principal activities of Orge are the manufacture and sale of iron and steel products and it commenced operations in November 2012. The condensed statement of financial position at the date of acquisition was as follows:

Assets:
Deferred income tax	$93,521

Liabilities:
Creditors	66,725
Stockholders’ equity	$26,796

h.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Abastecedora Siderúrgica, S.A. de C.V. and Acero D.M., S.A. de C.V. (both part of Grupo San – See Note 4), held on August 1, 2012, the merger of the companies with Acero D.M., S.A. de C.V. as the surviving company was approved. Both of them were subsidiaries of the Company.

i.	On December 30, 2011, Simec International 7, S.A. de C.V. sold to Corporación ASL, S.A. de C.V. (both subsidiaries of the Company), the total of its share participation on Corporación Aceros D.M., S.A. de C.V., equivalent to 627,305,446 shares (99.9% of the common stock) for $ 3,200,000, with an initial payment of $ 62,957 and the remaining $ 3,137,043, through a credit title payable no later than April 30, 2012. This operation generated a tax loss of $ 7,859,922 ($ 8,715,267 restated as of December 31, 2013), which according to the Income Tax Law, is deductible only against future profits on sale of shares. On January 30, 2012, Simec International 7, S.A. de C.V., filed an “Amparo” against the tax provision that limits the deduction of this loss.

j.	In November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2013 and 2012.

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

The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of the Republic Steel, Inc. (as defined by the Uniform Commercial code).

The Company sold a face amount of USD$ 31.1 million and USD$ 31.2 million of accounts receivable to the purchaser during the years ended December 31, 2013 and 2012, respectively. Discount fees incurred pursuant to this agreement were approximately USD$ 0.5 million for each of the years ended December 31, 2013 and 2012, respectively. There was USD$ 0.7 million and USD$ 2.6 million of accounts receivable factored which had not been collected by the purchaser at December 31, 2013 and 2012, respectively. The 2013 amount is subject to possible charge-back to the Company. The Company evaluates the collectability of these factored accounts receivable in connection with the evaluation of its total portfolio of its accounts receivable to determine the adequacy of the allowance for bad debts.

k.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting held between May 20, 2011 and October 3, 2011, Simec International 2, S.A. de C.V., Simec International 3, S.A. de C.V., Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V., changed their address and tax residence to California, United States of America, becoming incorporated societies (Incorporated or Inc.) in accordance with the provisions of the State of California, in the United States of America. See paragraph a. above.

l.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Acero Transportes, S.A. de C.V. and Acero Transportes San, S.A. de C.V. (both part of Grupo San-See Note 4), held on May 2, 2011, the merger of both companies with balances as of April 30, 2011, with Acero Transportes, S.A. de C.V. as the surviving company was autorized.

m.	On May 31, 2011, Grupo Simec, S.A.B. de C.V. sold its shares of Arrendadora Norte de Matamoros, S.A. de C.V, to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of ICH) for $ 42,500, that represented the book value of the shares.

n.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Procesadora Industrial San, S.A. de C.V. and Malla San, S.A. de C.V. (both part of Grupo San – See Note 4), held on September 1, 2011, the merger of both companies with balances as of July 31, 2011, with Malla San, S.A. de C.V. as the surviving company was authorized.

o.	On February 3, 2011, SimRep Corporation (a subsidiary of the Company domiciled in the USA), through two of its wholly owned subsidiaries (Solon Wire Processing LLC, formerly REP Acquisition LLC, and the newly formed Republic Memphis LLC) acquired certain land, plants, machinery and equipment from BCS Industries LLC and affiliates (Bluff City Steel) for cash of USD$ 2.5 million and the essential forgiveness of USD$ 6.0 million of net receivables due from Bluff City Steel to the Company. Prior to the acquisition, Bluff City Steel was a vendor to the Company that performed certain production processes, and was a customer of the Company, acquiring Company product for further processing and sale. The Company made the acquisition to make these processes part of its internal production process.

3.	Application of new and revised standards and interpretations

The following new standards and revised IFRS were adopted in 2013 and they did not have a material effect in the financial statements.

Effective for annual periods beginning on or after

IFRS 9, Financial instruments	January 1, 2013
IFRS 10, Consolidated financial statements	January 1, 2013
IFRS 11, Joint arrangements	January 1, 2013
IFRS 12, Disclosure of interests in other entities	January 1, 2013
IFRS 13, Fair Value Measurement	January 1, 2013
IAS 27, Consolidated and separate financial statements - Reissued as IAS 27 Separate financial statements (as amended in 2011)	January 1, 2013
IAS 28, Investments in associates – Reissued as IAS 28 Investment in associates and joint ventures (as amended in 2011)	January 1, 2013
Amendments to IFRS 7 Disclosures – Transfers of Financial Assets	January 1, 2013
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2015
Amendments to IFRS 10, IFRS 11 and IFRS 12, Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
IAS 19 (as revised in 2011) Employee Benefits	January 1, 2013
Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IFRSs Annual Improvements to IFRSs 2009-2011 Cycle except for the amendment to IAS 1	January 1, 2013

The new and amended IFRS are shown below, which have already been issued as of December 31, 2013 but are not yet effective:

IFRS 2 Share-based Payment (annual improvements from 2010 to 2012)

IFRS 3, Business combinations (annual improvements from 2010 to 2012)

IFRS 3, Business combinations (annual improvements from 2011 to 2013)

IFRS 7, Financial Instruments (Disclosures)

IFRS 8, Operating Segments (annual improvements from 2010 to 2012)

IFRS 9, Financial Instruments (improvements)

IFRS 9, Financial Instruments (improvements-hedge)

IFRS 10 Consolidated Financial Statements (improvements - investment entities)

IFRS 13, Fair Value Measurement (Annual Improvements 2011-2013)

IAS 16 Property, plant and equipment (annual improvements from 2010 to 2012)

IAS 19, Employee Benefits (improvements - defined benefit plans: employee contributions)

IAS 24, Related parties disclosures (annual improvements from 2010 to 2012)

IAS 32 Financial Instruments: Presentation (improvements - compensation for financial assets and liabilities)

IAS 36, Impairment of assets (improvements - revelations of recoverable amounts for non-financial assets)

IAS 38 Intangible Assets (annual improvements from 2010 to 2012)

IAS 39, Financial Instruments: Recognition and Measurement (continued innovation in derivatives and hedge accounting)

IAS 40, Investment Property (annual improvements from 2011 to 2013)

IFRIC 21, Encumbrances.

The Company has not estimated the impact on its financial statements by applying these rules but that is not considered significant.

4.	Basis for the preparation and presentation of the financial statements

Basis of preparation – The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

As a result of early adoption of IFRS as mentioned in next paragraph, the consolidated financial statements have been prepared in accordance with the IFRS-1, First-time Adoption of International Financial Reporting Standards.

As of January 1, 2011 the Company adopted International Financial Reporting Standards and its amendments and interpretations issued by the International Accounting Standard Board (IASB), effective as of December 31, 2012, consequently applied IFRS 1 - "First time Adoption of International Financial Reporting Standards ", previously prepared in accordance with Mexican Financial Reporting Standards.

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

As of December 31, 2013 and 2012, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 3	2 0 1 2
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V. (1)	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Comercializadora Simec, S.A. de C.V. (1)	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. (1)		99.95%
Siderúrgica de Baja California, S.A. de C.V. (1)		99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Productos Siderúrgicos de Tlaxcala, S.A. de C.V. (1)		100.00%
Comercializadora Msan, S.A. de C.V. (1)		100.00%
Corporación Aceros DM, S.A. de C.V. y subsidiarias (2)	100.00%	100.00%
Simec International 5, Inc. (3)		99.99%
Acero Transportes San, S.A. de C.V. (2)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V.	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 8, S.A. de C.V.	100.00%
Simec International 9, S.A.P.I. de C.V. (Véase Nota 2-d)	100.00%
Corporativos G&DL, S.A. de C.V.	100.00%	100.00%
Orge, S.A. de C.V. (4)	99.99%	99.99%

	Percentage of equity owned
	2 0 1 3	2 0 1 2
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (5) (6) (7)	50.22%	50.22%
Pacific Steel, Inc. (6)	100.00%	100.00%
Pacific Steel Projects, Inc. (6)	100.00%	100.00%
Simec Steel, Inc. (6)	100.00%	100.00%
Simec USA, Corp. (6)	100.00%	100.00%
Undershaft Investments, NV. (8)	100.00%	100.00%
GV do Brasil Indústria e Comercio de Aço LTDA (9)	100.00%	100.00%

(1)	Companies merged with Siderúrgica del Pacífico, S.A. de C.V. in 2013. See Note 2-b.
(2)	Companies located in San Luis Potosí, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For purposes of this report constitute the “Grupo San”.
(3)	Merged with Simec USA, Inc. in 2013. See Note 2-a.
(4)	Company acquired in 2012. See Note 2-h.
(5)	ICH (holding Company) owns 49.78% of the shares in this company.
(6)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(7)	SimRep as individual company has not significant operations or assets, other than its investment in Republic Steel. Until September 2011, this subsidiary was named Republic Engineered Products, Inc. For purposes of this report, these companies are named “Republic”.

(8)	Company established in Curaçao.
(9)	Company established in Brazil in 2010, in which the Company is building a steel plant and estimates starting operations in mid-2014. At December 31, 2013 the Company has invested approximately $ 2,500,000.

Summary of significant accounting policies – The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS), issued by the International Accounting Standards Board (IASB). Their preparation requires management to make certain estimates and use certain assumptions to value certain items contained in the financial statements and make the disclosures required therein. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

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

The U.S. dollar (US Dollar or USD$) is considered as the functional currency of the U.S. subsidiaries and Brazilian real for GV do Brasil Industria e Comercio de Aço LTDA.; therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption translation effects of foreign subsidiaries.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2013	13.07
Current exchange rate as of December 31, 2012	12.99
Weighted average exchange rate for the year ended December 31, 2013 (*)	12.77
Weighted average exchange rate for the year ended December 31, 2012 (*)	13.17

(*)	Exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

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

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

-	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

-	The intention to complete the intangible asset and use or sell it.

-	The ability to use or sell the intangible asset.

-	How the intangible asset will generate probable future economic benefits.

-	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset and,

-	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

n.	Earnings per share – Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – Income taxes, calculated as the higher of the regular Mexican Income Tax (ISR) or the Business Flat Tax (IETU) (See Note 16), are recorded in the results of the year in which they are incurred. The tax currently payable is based on taxable profit for the year and cash flows of each year respectively. Taxable profit differs from profit as reported in the statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

-	Deferred tax – The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future and recognized deferred tax corresponding to the tax it will pay. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit or loss, and it is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

-	Current and deferred tax for the period – Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively. Or when it arises from initial recognition of a business combination.

-	Interests on recoverable tax balances – Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies – In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sell all or part of the net investment.

q.	Financial instruments – Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured at amortized cost using the effective interest method, less any impairment.

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

On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset or retains a residual interest that does not result in the retention of substantially all the risks and rewards of ownership and the Company retains control), the Company allocates the previous carrying amount of the financial asset between the part that continues to recognize under continuing involvement, and the part that no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss.

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

Financial liability at fair value with changes through profit or loss is a financial liability classified as held for trading or it is designated as at fair value with changes through profit or loss.

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

5.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions regarding the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments – The following are the critical judgments, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso.

b.	Key sources of estimation uncertainty – The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – Management applies judgment at each balance sheet date to determine whether the low moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

-	Impairment of long-lived assets in use – Management applies judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the future cash flows that will generate during the remaining useful life.

-	Estimating useful lives and residual values of furniture and equipment – As described in Note 5, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(I) discount rates, (ii) the expected growth rates of wages and iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –As described in Note 14, the Company has certain types of financial instruments (gas swaps), and uses valuation techniques that include inputs that are based on observable market data to estimate the fair value.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

6.	Cash and cash equivalents

	December 31,
	2 0 1 3	2 0 1 2

Cash	$375,296	$881,732
Cash equivalents	6,609,434	7,220,582
	$6,984,730	$8,102,314

7.	Accounts receivable – Net

The average credit period on sales of goods is between 30 and 60 days. No interest is charged on trade receivables. The Company has recognized an allowance for doubtful debts to show the possible financial loss caused by the inability of customers to make the corresponding payments. Allowances for doubtful debts are calculated based on several factors including price adjustments, likelihood of recovery, aging and past default experience.

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

Age of receivables that are past due but not impaired is as follows:

	December 31,
	2 0 1 3	2 0 1 2

30 - 60 days	$121,170	$104,851
61 - 90 days	23,919	81,901
91 + days	115,855	22,323
Total	$260,944	$209,075

During the years ended December 31, 2013 and 2012, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 3	2 0 1 2

Balance at beginning of year	$159,656	$207,998
Provisions		1,481
Writes off	(13,550)	(27,610)
Recoveries		(14,293)
Translations effects	49	(7,920)
Balance at end of year	$146,155	$159,656

In determining the unrecoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

Additionally, Republic recorded reserves for potential rebates that it may grant to its customers. These reserves are based upon volume or sales value of tons shipped. Republic maintained allowances for claims to provide for estimated claims resulting from possible defects in products produced. This allowance is based on an estimate of the value of actual claims made by customers and historical experience. At December 31, 2013 and 2012 the balances of these reserves included in accounts receivable amounted $ 73,953 and $ 74,864, respectively.

8.	Recoverable taxes

	December 31,
	2 0 1 3	2 0 1 2

Valued Added Tax	$454,609	$190,626
Income Tax	58,172	111,897
Business Flat Tax	18,259	21,536
	$531,040	$324,059

9.	Inventories

	December 31,
	2 0 1 3	2 0 1 2

Finished goods	$1,382,430	$1,355,505
Work in process	164,308	73,074
Billet	2,171,343	2,474,225
Raw materials and supplies	1,668,119	1,558,813
Materials, spare parts and rollers	682,445	669,635

	6,068,645	6,131,252

Reserve for valuation at cost or net realizable value	(157,901)	(87,682)

	5,910,744	6,043,570

Materials in transit	20,257	190,646
	$5,931,001	$6,234,216

As of December 31, 2013 and 2012, the Company has inventory of raw materials (Coke) which due to low production at the Republic plant has not been used in the past 5 years. Accordingly, such raw materials have been classified as long-term inventory. The amounts at this date, included in long-term inventories, totaled $ 1,499,855 and $ 1,544,559, respectively. These amounts include a provision to lower of cost or market of this inventory of $ 715,202 and $ 710,976 at December 31, 2013 and 2012, respectively, to value them at their net realizable value.

On December 28, 2012, the Company entered into a purchase agreement with Proyectos Comerciales El Ninzi, S.A. de C.V. (stockholder of ICH) to sell 261,000 short tons of (Coke) (short tons are equivalent to 907.18474 kilos). Through this contract, the buyer is obligated to purchase those tons in a period no longer than two years, without any liability if not acquired. The sale price will be USD$ 450 per short ton, for a total of USD$ 117.4 million. The net realizable value used for valuing inventory of Coke at December 31, 2013 and 2012 was determined based on the price agreed in this contract.

10.	Property, plant and equipment (In millions of pesos)

Cost of property, plant and equipment is as follows:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Construction in-progress	Total

Balance as of December 31, 2011	$948	$3,224	$13,785	$138	$130	$78	$18,303

Acquisitions			833	20	6	445	1,304
Translations effects	(7)	(84)	(152)				(243)
Balance as of December 31, 2012	941	3,140	14,466	158	136	523	19,364

Acquisitions	9	10	2,230		3	925	3,177
Translations effects	2	2	20			2	26
Balance as of December 31, 2013	$952	$3,152	$16,716	$158	$139	$1,450	$22,567

Accumulated depreciation of property, plant and equipment is as follows:

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2011	$855	$8,001	$47	$54	$8,957

Depreciation expense	21	686	5	3	715
Translations effects	(17)	(67)			(84)
Balance as of December 31, 2012	859	8,620	52	57	9,588

Depreciation expense	34	764	7	2	807
Translations effects		4			4
Balance as of December 31, 2013	$893	$9,388	$59	$59	$10,399

Net Book value:	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Construction in-progress	Total

Balance as of December 31, 2011	$948	$2,369	$5,784	$91	$76	$78	$9,346

Balance as of December 31, 2012	$941	$2,281	$5,846	$106	$79	$523	$9,776

Balance as of December 31, 2013	$952	$2,259	$7,328	$99	$80	$1,450	$12,168

On December 31, 2013, Republic Steel have invested up to USD$ 106.7 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, to meet growing customer demand for the Company's SBQ steel. The location was chosen for its proximity to customers and its skilled workforce. The investment will also enable production of bloom cast for the production of SBQ bar and the production of seamless tube rounds. Construction of the Lorain electric arc furnace began mid-year 2012 and is scheduled to begin steelmaking operations in mid-2014. During 2013 and 2012, the Company’s capital expenditures relating to the electric arc furnace were USD$ 89.2 million and USD$ 17.5 million, respectively. Total expenditures for 2014 are expected to be USD$ 5.7 million.

During December 2008, a Republic subsidiary temporarily idled its Lorain, Ohio blast furnace facility due to economic conditions. The blast furnace has remained idled through 2013, and as of March 13, 2014, management has no near-term plans to restart the facility. The Company has machinery and equipment with a net book value of approximately USD$10.4 million pertaining to the blast furnace facility. The blast furnace assets are idled temporarily and accordingly, depreciation expense has continued to be recorded as a period cost.

The depreciation expense for the years ended December 31, 2013, 2012 and 2011 amounted to $ 806,402, $ 715,000 and $ 595,418, respectively.

11.	Intangible and other noncurrent assets

The balances as of December 31, 2013 and 2012 are as follows:

2 0 1 3				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Recorded trade mark of Republic	$70,375		$70,375	*
Kobe Tech contract	75,405	$50,914	24,491	12
Customers list	40,883	16,002	24,881	20
Total from Republic (1)	186,663	66,916	119,747

Customers list	2,205,700	1,368,352	837,348	9
Non-compete contract	394,700	394,700	-	4
Trademark San 42 (2)	329,600		329,600	*
Technological platform	8,800	8,800	-	5
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,752,960	1,771,852	2,981,108
	4,939,623	1,838,768	3,100,855
Payments in advance to Machinery and equipment vendors (See Note 26)	105,924		105,924
Other assets	10,065		10,065
	$5,055,612	$1,838,768	$3,216,844

2 0 1 2				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Recorded trade mark of Republic	$69,959		$69,959	*
Kobe Tech contract	81,531	$50,391	31,140	12
Customers list	42,707	15,838	26,869	20
Total from Republic (1)	194,197	66,229	127,968

Customers list	2,205,700	1,123,274	1,082,426	9
Non-compete contract	394,700	394,700	-	4
Trademark San 42 (2)	329,600		329,600	*
Technological platform	8,800	8,067	733	5
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,752,960	1,526,041	3,226,919
	4,947,157	1,592,270	3,354,887
Payments in advance to Machinery and equipment vendors (See Note 26)	286,229		286,229
Other assets	31,659		31,659
	$5,265,045	$1,592,270	$3,672,775

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.

(2)	The trade mark San 42 and the goodwill its presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2013, 2012 and 2011 amounts to $246,498, $297,022 and $354,098, respectively.

The other assets are not subject to be amortized and they are primarily comprised of guarantee deposits.

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered to holders of medium-term notes, of Simec, to exchange their bonds at par, for new bonds in denominated senior subordinated notes. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2013 and 2012, the amount of such new notes outstanding totaled USD$ .03 million, plus accrued interest. At December 31, 2013 and 2012, liabilities in pesos for the new notes outstanding amounted to $ 3,946 and $ 3,922, respectively.

13.	Trade accounts payable and other accrued liabilities

	December 31,
	2 0 1 3	2 0 1 2

Trade accounts payable	$3,009,471	$2,330,479
Other accrued liabilities	511,639	497,793
	$3,521,110	$2,828,272

The average credit period on purchases of certain goods is 30 to 60 days, from invoice date. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14.	Derivative financial instruments

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

At December 31, 2013, the Company did not have contracted natural gas swaps. In Mexico, as of December 31, 2012, the Company has contracted natural gas swaps with PEMEX Gas and Petroquímica Básica (PGBP).

The following table shows the existing natural gas swap as of December 31, 2012; qualified as cash flow hedging:

Date of contract	Starting date	Ending date	Type swap	Price (USD$) / MMBTU / G. CAL	Quantity	Units	Fair value

06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	90,500	MMBTU	$1,101
06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	12,500	MMBTU	152
06/01/2012	1/07/2012	30/06/2013	D.S. Swap	3.60	21,500	MMBTU	261
							1,514
		Net liability booked in accounts payable					439
		Net derivative financial instruments liabilities					$1,075

Reconciliation of derivative financial instruments as of December 31, 2012 is as follows:

Balance at beginning of year	$42,762
Changes in fair value of natural gas swap contracts	(41,248)
Balance at end of year	$1,514

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

15.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – For the Mexican operations, approximately 56% of the employees are under collective contracts. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. The obligations are calculated by independent actuaries using the projected unit credit method.

The most important assumptions used for the purposes of the actuarial valuations related to seniority premium benefits were as follows:

	2 0 1 2	2 0 1 1	2 0 1 1

Discount rate	7.25	6.50	7.09
Rate of salary increase	6.24	6.24	6.24

Components of net cost of benefits plan to employees are as follows:

	2 0 1 2	2 0 1 1	2 0 1 1

Current service cost	$4,900	$4,578	$3,977
Financial cost	4,966	4,749	4,408
Past service cost	109	882
Anticipated reduction obligations	(2,367)	(14)	(297)
Actuarial (gains) losses recognized in the year	(2,061)	1,452	(1,535)
	$5,547	$11,647	$6,553

The expense for the years 2013, 2012 and 2011 was recorded in:

	2 0 1 3	2 0 1 2	2 0 1 1

Cost of sales	$3,107	$6,523	$3,670
Administrative expenses	2,440	5,124	2,883
	$5,547	$11,647	$6,553

The amounts included in the consolidated financial statements at December 31, 2013 and 2012 are $ 81,396 and $ 77,869 respectively, corresponding to the present value of defined benefit obligation.

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2 0 1 3	2 0 1 2

Opening defined benefit obligation	$77,869	$67,773
Current service cost	4,900	4,578
Past service cost	109	882
Financial cost	4,966	4,749
Anticipated reduction obligations	(2,367)	(14)
Actuarial gains/losses	(2,061)	1,452
Benefits paid	(2,020)	(1,551)
Closing defined benefit obligation	$81,396	$77,869

c.	Severance benefits – The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income in the moment in which are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding the annual adjustment due to inflation and the inflation effects in tax depreciation. For the years 2013, 2012 and 2011, EPS amounted to $ 632, $ 173 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2013, 2012 and 2011 was $ 10,098, $ 8,550 and $ 8,076, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans tho their employees. These benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2013, eighty-one percent of the Company's employees are covered by a collective bargaining agreement with the United Steelworkers (USW). The current agreement expires on August 15, 2016 (labor agreement). The labor agreement includes wage and benefit increases including two lump sum payments made to active USW employees, and expensed, during 2012, and general wage increases in 2013, 2014, and 2015. The agreement provided that Company contributions to fund the Republic Retirement VEBA Benefit Trust (Benefit Trust) were reduced by USD$ 2.0 million per year beginning in 2012. In addition, the quarterly contribution amount was suspended effective the 4th quarter of 2011 and continuing through the 3rd quarter of 2012. Contributions to the Benefit Trust resumed during the 4th quarter of 2012 at a quarterly rate of approximately USD$2.3 million with an increase to a USD$ 2.6 million quarterly rate beginning in the 2nd quarter of 2013.

b.	Steelworkers Pension Trust

The Company participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. The Company obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of USD$1.68 per hour for each covered employee's contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed to under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

i.	Contributions to the SPT by the Company may be used to provide benefits to employees of other participating employers.

ii.	If a participating employer stops contributing to the SPT, the unfunded obligations of the plan may be borne by the remaining participating employers; and

iii.	If the Company chooses to stop participating in the SPT, the Company may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

On March 21, 2011, the Board of Trustees of the SPT elected funding relief which has the effect of decreasing the amount of required minimum contributions in near-term years, but will increase the minimum funding requirements during later plan years. As a result of the election of funding relief, the SPT's zone funding under the Pension Protection Act may be impacted.

In addition to the funding relief election, the Board of Trustees also elected a special amortization rule, which allows the SPT to separately amortize investment losses incurred during the SPT's December 31, 2008 plan year-end over a 29 year period, whereas they were previously required to be amortized over a 15 year period.

The Company's participation in the SPT for annual periods ended December 31, 2013 and 2012 is outlined in the table below.

		Pension Protection Act				Surcharge
		Zone Status(a)				Imposed(c)
					FIP/RP Status				Expiration of
	EIN/Pension				Pending/				Collective Bargaining
Pension Fund	Plan Number	2013	2012	2011	Implemented(b)	2013	2012	2011	Agreement
Steelworkers Pension Trust	23-6648508/499	Green	Green	Green	No	No	No	No	August 15, 2016

(a)	The zone status is based on information that Republic Steel received from the plan and is certified by the plan's actuary. Among other factors, plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic Steel from the plan.

Republic Steel has not been listed in the plans' Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2013, 2012 and 2011 contributions. For the years ended December 31 2013, 2012 and 2011, contributions to Steelworkers Pension Trust amounted to USD$ 5.8 million, USD$ 5.8 million and USD$ 5.9 million, respectively.

c.	VEBA Benefit Trust

The Company is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a "qualified" plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2013, 2012 and 2011, the Company recorded expenses of USD$ 10.4 million, USD$ 2.3 million and USD$ 8.5 million, respectively, related to this welfare plan.

The Company recorded combined expenses of USD$ 16.2 million, USD$ 7.9 and USD$ 14.5 million for the years ended December 31, 2013, 2012 and 2011, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees' compensation. The Company funds contributions to this plan each pay period based upon the participant's age and service as of January first of each year. The amount of the Company's contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company's matching 401(k) contributions. For the years ended December 31, 2013, 2012 and 2011, the Company recorded expense of USD$2.5 million, USD$2.3 million, and USD$ 2.1 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees' compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to USD$ 50.0 million multiplied by 2.5%, USD$ 50.0 million to USD$ 100.0 million multiplied by 3.0%, and above USD$ 100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2013, 2012 and 2011, the Company recorded expense of USD$ 0.0 million, USD$ 0.07 million and USD$ 1.0 million, respectively.

The Company has a profit sharing plan for all salaried and nonunion hourly employees. During 2012 and 2011, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2013, the profit sharing plan was based upon achieving certain inventory and shipment targets. The Company paid USD$ 0.4 million, USD$ 0.2 million and USD$ 0.3 to employees covered by the profit sharing plans during years ended December 31, 2013, 2012 and 2011, respectively.

16.	Income taxes

The Company is subject to Income Tax (ISR) and Business Flat Tax (IETU).

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

With the entry into force of the Business Flat Tax Law it repealed IMPAC Law and its third transitory Flat Tax Law establishes a new procedure to claim back the tax on assets paid to recover the ten previous years, without that in no case exceed 10% of asset tax paid in 2005, 2006 and 2007. Based on these changes the Company has determined that the accumulated asset tax December 31, 2013 for $ 104,147 may not be recoverable based on the prospective analysis of its results and which has been fully reserved.

On December 11, 2013 several changes in the tax laws were published, which took effect on January 1, 2014. Among the most important changes are the following:

Income Tax (ISR)

•	The Income Tax Law was abrogated effective until December 31, 2013 and entered into force a new law.

•	Expenses that are income exempt for the workers, including social security benefits, will be deductible for up to 53% of payments made, the difference must be considered as non-deductible expense.

•	The income tax rate will be 30% for the following years, instead of 29% that was envisaged by the Income Law of Federation for 2014 and 28% for 2015 and subsequent years.

•	The taxable income for determining Employees’ profit sharing (PTU) during the year will be calculated by subtracting the taxable income for income tax purposes (before the deduction of PTU paid), the amount that was considered non-deductible for income tax purposes related to exempt income of workers.

Business Flat Tax (IETU)

•	Business Flat Tax Law is abrogated, so, only the ISR will be incurred.

Until December 31, 2012, some subsidiaries of the Company had determined deferred Business Flat Tax, in accordance with the rules established so far; however, derived from the abrogation of the Business of the Flat Tax Law to 2014, the Company canceled the deferred Business Flat Tax liability reordered at December 31, 2012 for $ 276,762.

The analysis of the income tax charged (credited) to the results of 2013, 2012 and 2011 is as follows:

	2 0 1 3	2 0 1 2	2 0 1 1

ISR of the year of Mexican companies	$54,744	$831	$(4,548)
IETU of the year of Mexican companies	2,518	433	5,945
Deferred ISR of Mexican companies	7,224	63,029	366
Deferred IETU of Mexican companies	(276,762)	45,396	180,465
ISR of the year of foreign companies		(17,246)	(88,234)
Deferred ISR of foreign companies	(69,292)	(38,811)	54,836
Income taxes	$(281,568)	$53,632	$148,830

During 2013, 2012 and 2011, the income tax expense (benefit) attributable to income before income tax was different from the one that will result for applying 30% tax rate before these provisions, as a result of the concepts shown below:

	2 0 1 3	2 0 1 2	2 0 1 1

Income tax expense at statutory rate	$212,409	602,214	$938,217
Increase (decrease) as a result of:
Inflation effects, net	(48,773)	(41,909)	(13,729)
Effect between nominal rate from E.U.A. and México	(9,899)	(8,008)	(8,689)
IETU paid in excess of ISR and deferred IETU	(274,244)	45,829	186,410
Benefit from utilization of tax loss carry-forward and others (1)	(500,244)	(761,626)	(978,682)
Others, net (includes permanent items)	339,183	217,132	25,303
Income tax expense	$(281,568)	$53,632	$148,830
Effective tax rate	(39.8%)	2.7%	4.8%

(1)	These amounts correspond to income tax benefit obtained by those companies that amortized tax loss carry-forwards prior to 2013, 2012 and 2011, respectively. In 2013 and 2012, include $ 203,221 and $ 240,841, respectively, from applying some tax losses of Orge, S.A. de C.V. (See Note 2-f) and additionally in 2013 includes $ 127,736 from Simec International 9, S.A.P.I. de C.V. (See Note 2-d). In 2011 includes $ 844,965 from Simec 6, S.A. de C.V.

The Company has tax losses carry-forwards which, according to the ISR law, can be utilized against taxable income generated in the next ten years. Tax loss carry-forwards can be updated by following certain procedures established in the law.

At December 31, 2013, Grupo Simec, S.A.B. de C.V. and certain of its subsidiaries have tax loss carry-forwards for which no deferred tax asset was recognized because there is no certainty that they will be amortized. These tax losses which correspond to Mexican entities shown below:

Origin date	Settlement date	Tax losses pending of amortization
2005	2015	$67,643
2006	2016	135,405
2007	2017	19,302
2008	2018	243,863
2009	2019	208,905
2010	2020	82,938
2011	2021	8,787,667	(1)
2012	2022	856,532
2013	2023	23,721
		$10,425,976	(2)

(1)	As indicated in Note 3-p, in 2011, the Company had a tax loss on the sale of shares of $ 7,859,922 ($ 8,715,267 updated to December 31, 2013) which, according to the Income Tax Law, can only be amortized against tax profit on sale of shares to be generated in the future.

(2)	Includes $ 571,817 from Simec International 9, S.A.P.I de C.V. (See Note 2-d) and $ 790,339 from Orge, SA de C.V. (See Note 2-f).

At December 31, 2013, Republic has USD$ 168.9 million of tax loss carry-forwards for federal tax purposes, which expire between 2030 and 2033; USD$ 283.6 million of tax loss carry-forwards for state and local purposes that expire between 2014 and 2033 and approximately USD$ 5.1 million of tax losses at the subsidiary located in Canada, which expire between 2030 and 2032. The tax effect of these losses amounted to USD$ 70.3 million. The deferred tax assets not recognized because there is no certainty that will applied against future profits amounted to $ 643,148 at December 31, 2013.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability is included in the consolidated statement of financial position.

The primary items originating a deferred ISR asset and liability are:

	December 31,
	2 0 1 3	2 0 1 2

Deferred tax assets:
Allowance for doubtful accounts	$62,247	$37,758
Provisions	161,704	157,111
Advances from customers	26,181	12,363
Derivative financial instruments		454
Other	211,229	13,645
Tax losses carry-forwards (1)	287,730	333,615
Employee profit sharing provision	267	199

Deferred tax assets	749,358	555,145

Deferred tax liabilities:
Inventories	638,246	693,052
Property, plant and equipment	1,949,219	2,113,470
Intangibles assets	351,816	418,394
Prepaid expenses	16,441	21,108

Total deferred liabilities	2,955,722	3,246,024

Deferred ISR liability, net	2,206,364	2,690,879
Deferred IETU liability		276,762

Deferred tax liabilities, net	$2,206,364	$2,967,641

(1)	At December 31, 2013 and 2012, deferred tax asset from loss-carry forward includes $ 275,283 and $ 290,269, respectively, which comes from federal, state and local tax loss from Republic.

17.	Stockholders’ equity

a.	Common stock as of December 31, 2013 and 2012, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,851	$441,786
Variable capital	406,858	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital may be increased without limitation. All shares belong to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represents the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock. All shares have the same rights.

A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 3	2 0 1 2

Shares outstanding at beginning of year	497,709	497,709
Repurchase and replacement of own stocks, net	(4,421)
Shares outstanding at year end	493,288	497,709

b.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2013 and 2012, the legal reserve of the Company amounted to $ 484,045 (nominal pesos), representing 20% of nominal capital.

c.	In 2013 shareholders approved the creation of a reserve by $ 1,000,000 for the repurchase and placement of own shares in order to increase the liquidity of the shares of the Company and to promote stability and continuity in their prices through the Mexican Stock Exchange. At December 31, 2013, the Company held 4,380,018 shares in treasury, which amounted to $ 224,721. The resulting loss in the year due to the sell and purchase of own treasury shares amounted to $ 5,697.

18.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns practically 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries (Republic), in which owns 50.22%. The non-controlling interest represents the equity in this USA subsidiary owned by minority shareholders, and is presented in the consolidated statement of financial position after the controlling interest. The consolidated statement of comprehensive income shows the total net income or loss of the year as well the net comprehensive income or loss of the year. Controlling and non-controlling interest portions are presented after the consolidated net income or loss. Below is shown the changes for the years ended December 31, 2013 and 2012:

	2 0 1 3	2 0 1 2

Balance at beginning of year	$1,851,698	$2,165,989
Share on net income for the year	(526,954)	(116,234)
Share on translation effects of foreign subsidiaries	3,533	(198,057)
Balance at end of year	$1,328,277	$1,851,698

19.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 3	2 0 1 2	2 0 1 1

Holding company
Interest expense	$1,559	$1,742	$1,474

Management personnel
Administrative services expenditures	15,644	16,087	14,449

Other related parties
Sales	82,617	180,922	30,613
Purchases	29,960	112,697	65,966
Direct short-term benefits	35,265	39,581	31,120

b.	Balances due from related parties and due to related parties are as follows:

	December 31,
	2 0 1 3	2 0 1 2

Due from related parties:
Industrias CH, S.A. B. de C.V.	$75,063	$110,590
Compañía Laminadora Vista Hermosa, S.A. de C.V.	474	1,732
Operadora Construalco, S.A. de C.V.	41	880
Compañía Manufacturera de Tubos, S.A. de C.V.	269	4
Operadora Industrial de Herramientas, S.A. de C.V.	1,121	864
Joist del Golfo, S.A. de C.V.	5,243
Perfiles Comerciales Sigosa, S.A. de C.V.	67,493	3,777
Others	1,295	155
	$150,999	$118,002

Due to related parties:
Industrias CH, S.A.B. de C.V.	$164,798	$165,983
Tuberías Procarsa, S.A. de C.V.	414,344	384,638
Procarsa Tube and Pipe	114,035	38,777
Pytsa Industrial de Mexico, S.A. de C.V.	66,801	66,237
Aceros y Laminados Sigosa, S.A. de C.V.	1,844	1,825
Nueva Pytsa Industrial, S.A. de C.V.	432	611
Pytsa Industrial, S.A. de C.V.	2,021	2,097
Joist del Golfo, S.A. de C.V.		975
Compañía Manufacturera de Tubos, S.A. de C.V.		57
Others	761	934
	$765,036	$662,134

At December 31, 2013 and 2012, Industries CH, S.A.B. account receivable correspond to balances of recoverable ISR from some of these subsidiaries that consolidated for tax purposes. The others receivables and payable balances are generated by purchase and sale of finished goods as part of the Company’s normal operations.

As of December 31, 2013 and 2012, the amount payable to Industrias CH, S.A.B. de C.V., Tuberías Procarsa, S. A. de C. V., Procarsa Tube and Pipe and Pytsa Industrial de Mexico, S. A. de C. V. comes from loans and are denominated in US dollars at indefinite term and bear annual interest rate of 0.25%.

20.	Cost and expenses by nature

At the years ended at December 31, 2013, 2012 and 2011, the cost of sales and administration expenses are as follows:

	2 0 1 3	2 0 1 2	2 0 1 1

Raw materials and consumables used	$9,644,669	$12,459,505	$11,935,418
Electrical energy	1,635,504	1,990,177	1,876,784
Ferroalloys	1,514,718	1,849,823	2,071,199
Refractories	438,918	505,166	490,918
Oxygen	262,348	203,740	207,597
Electrodes	367,313	453,992	418,127
Gas and combustibles	442,454	637,104	894,237
Labor	3,502,042	4,584,468	4,326,140
Operation materials	402,761	1,089,056	762,807
Depreciation and amortization	1,052,900	1,012,022	949,516
Maintenance	1,750,898	723,739	714,087
Other expenses	2,512,401	1,679,694	1,966,611
	$23,526,926	$27,188,486	$26,613,441

21.	Other operating expenses (income)

	2 0 1 3	2 0 1 2	2 0 1 1

Balances depuration	$62,079	$67,414	$49,000
Land treatments in Pacific Steel, Inc.	8,140	8,161	14,000
Machinery impairment			12,000
Other expenses			50,615
Other operating expenses	70,219	75,575	125,615

Update and/ or tax returns	967	19,169	11,909
Litigation settlement, net (1)		215,710
Other income	10,091	21,925
Other operating income	11,058	256,804	11,909
Other expenses (income), net	$59,161	$(181,229)	$113,706

(1)	Grupo Simec, S.A.B. had sued Grupo San vendors for certain missing inventory at the date of acquisition of that group, which was in 2008. In 2012, the agreement between the parties and the trial was settled and the Company received as compensation $ 273,304 (USD$ 20 million). The amount of $ 215,710 is net of litigation expenses related to this matter.

22.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged from 2012. The Company’s policy is to not obtain bank loans or any other financing instrument.

b.	Market risk – The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and natural gas. The Company use derivative financial instruments to manage these market risks only in natural gas prices. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

c.	Foreign currency risk management – The Company undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Currency: Mexican peso
	December 31,
	2 0 1 3		2 0 1 2

Short – term assets		$9,245,790		11,467,287
Short – term liabilities		3,582,886		2,795,797

Net monetary asset position in foreign currency		$5,662,904		$8,671,490

Equivalent in U.S. Dollars (thousands)	USD$	433,434	USD$	667,654

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. The Company rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually.

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

e.	Liquidity and interest risk tables – Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional undrawn line of credit bank facilities that the Company has at its disposal to further reduce liquidity risk and obtains bank loans as needed. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollar, unaudited balances)
	December 31,
	2 0 1 3	2 0 1 2

Bank loans credit line facilities	$325,000	$306,000
Amount drawn	185,688	116,768
Undrawn balances	$139,312	$189,232

23.	Non-cash transactions

During the years ended as of December 31, 2013 and 2012, all investing activities were paid in the same year and in every financing activity used cash.

24.	Segment information

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

	Year ended December 31, 2013
	México	USA	Operations between segments	Total

Net sales	$13,792,466	$10,576,474		$24,368,940
Cost of sales	11,055,918	11,354,349		22,410,267

Gross profit	2,736,548	(777,875)		1,958,673

Administrative expenses	733,449	383,210		1,116,659
Other operating expense, net	47,854	11,307		59,161
Interest income	(16,903)	(3,495)		(20,398)
Interest expense	8,214	25,479	(4,979)	28,714
Foreign exchange loss	66,506			66,506

Income (loss) before income taxes	1,897,428	(1,194,376)	(4,979)	708,031

Income taxes	(159,570)	(121,998)		(281,568)

Net income (loss) for the year	$2,056,998	$(1,072,378)	$(4,979)	$989,599

Other information:
Depreciation and amortization	$796,705	$256,195		$1,052,900

Total assets	27,005,653	9,164,691	$(2,890,497)	33,279,847

Total liabilities	3,382,983	6,512,396	(2,890,497)	7,004,882

Acquisitions of property, plant and equipment (1)	1,911,956	1,265,994		3,177,950

	Year ended December 31, 2012
	México	USA	Operations between segments	Total

Net sales	$16,524,598	$13,019,924	$(20,555)	$29,523,967
Cost of sales	13,049,147	12,931,572	(20,555)	25,960,164

Gross profit	3,475,451	88,352	-	3,563,803

Administrative expenses	850,205	378,117		1,228,322
Other operating income, net	(156,570)	(24,659)		(181,229)
Interest income	(23,344)	(250)		(23,594)
Interest expense	7,804	18,505	(3,284)	23,025
Foreign exchange loss	509,149	750		509,899

Income (loss) before income taxes	2,288,207	(284,111)	3,284	2,007,380

Income taxes	109,686	(56,054)		53,632

Net income (loss) for the year	$2,178,521	$(228,057)	$3,284	$1,953,748

Other information:
Depreciation and amortization	$750,888	$261,134		$1,012,022

Total assets	25,588,667	8,288,629	$(1,420,511)	32,456,785

Total liabilities	3,649,409	4,560,505	(1,420,511)	6,789,403

Acquisitions of property, plant and equipment (1)	937,761	366,213		1,303,974

	Year ended December 31, 2011
	México	USA	Operations between segments	Total

Net sales	$15,174,922	$14,127,627	$(32,051)	$29,270,498
Cost of sales	11,964,761	13,630,778	(32,051)	25,563,488

Gross profit	3,210,161	496,849	-	3,707,010

Administrative expenses	718,392	331,561		1,049,953
Other expense, net	103,670	10,036		113,706
Interest income	(26,089)	(46)		(26,135)
Interest expense	9,502	14,223		23,725
Foreign exchange gain	(581,630)			(581,630)

Income before income taxes	2,986,316	141,075		3,127,391

Income taxes	182,027	(33,197)		148,830

Net income for the year	$2,804,289	$174,272	$-	$2,978,561

Other information:
Depreciation and amortization	$731,678	$217,838		$949,516

Total assets	23,353,289	9,092,150	$(1,326,388)	31,119,051

Total liabilities	3,472,301	4,841,686	(1,326,388)	6,987,599

Acquisitions of property, plant and equipment (1)	267,720	164,280		432,000

Information about products:

	2 0 1 3	2 0 1 2	2 0 1 1

Light structural	$1,069,051	$1,119,824	$988,808
Structural	1,531,259	2,091,040	2,061,210
Bars	1,497,022	1,507,091	1,892,768
Rebar	5,062,481	6,557,581	5,350,784
Flat rebar	548,631	715,994	614,662
Hot rolled bars	9,373,022	11,526,773	12,165,621
Cold drawn bars	3,408,692	3,678,059	3,375,967
Others	1,878,782	2,327,605	2,820,678
	$24,368,940	$29,523,967	$29,270,498

Information about geographical areas:

	2 0 1 3	2 0 1 2	2 0 1 1

Mexico	$13,633,192	$15,749,895	$14,399,682
USA	10,051,087	12,577,226	13,709,807
Canada	535,164	795,929	766,318
Latin America	136,130	366,123	356,932
Other (Europe and Asia)	13,367	34,794	37,759
	$24,368,940	$29,523,967	$29,270,498

(1)	These amounts include acquisitions made in Brazil facility amounting to $ 16,035, $ 592.9 and $ 121.1 million in the years ended December 31, 2013, 2012 and 2011, respectively.

25.	Contingencies

As of December 31, 2013, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City, in San Diego County, California, United States of America and is dedicated to the purchase and sale of scrap, has the following contingencies related to environmental issues:

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2013, the California Regional Water Quality Control Board (CRWCB) has not notified to PS with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

On September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws into the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay $ 3,071 (USD$ 0.2 million), which have already been paid.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2013 PS is awaiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified with several studies; so as an alternative, once obtained permits from the competent authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo León, this is after the separation of their metal content, which are used as raw material in the smelting process.

The daily load of 5 trucks of land in PS is performed in the presence of DTSC staff. At December 31, 2013, PS had already shipped 27,773 tons of material to the Mexicali plant. To date, it is only missing to ship a pile estimated to contain between 6,000 to 9,000 tons of material, but because it is a different from the previous item, it is a requirement to obtain new permits from the authorities of both countries and is expected to start shipping again during the month of August 2014 to finish in december 2014.

The Company, based on the experience of the shipments in 2012 and 2013, believes the cost of shipping the remaining piles would result in a total of between USD$ 0.3 million and USD$ 0.6 million. At December 31, 2013, the company has created a reserve for USD$ 0.4 million under the heading of other payables in the consolidated statement of financial position.

Notwithstanding accelerating the remediation of the Site based on the permission to transport the stockpiled soils to its steel mill in Mexicali, there is a possibility that the DTSC will attempt to impose some kind of fines for the alleged violations of the California Health & Safety Code and the California Code of Regulations. It is impossible to determine at this time the extent of those potential fines.

b.	As is the case with most steel manufacturers in the United States of America, Republic could incur significant costs related to environmental matters in the future, including those arising from environmental compliance activities and remediation practices resulting from historical waste management facilities in the Republic. The reserve created at December 31, 2013 to cover probable environmental liabilities and compliance activities amounted to USD$ 3.3 million and USD$ 3.0 million, respectively. Portions short and long term environmental reserve at December 31, 2013 for USD$ 2.3 million and USD$ 1.0 million, respectively, are included in accounts payable in the short and long term, respectively, in the accompanying consolidated statement of financial position.

c.	In addition, the Company is not aware of other environmental remediation liabilities or contingent liabilities related to environmental matters with respect to facilities, for which the establishment of an additional reserve would not be appropriate at this time. If in the future the Company incurred additional costs of this type is likely to be made for several years. However, the future regulatory action with respect to the historical practices of waste management in Republic facilities and future changes in laws and regulations may require us to incur significant costs that could have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore not recognized any liability in this respect.

e.	The tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

26.	Commitments

a.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2013 and 2012, rental expenses relating to operating leases amounted to USD$ 6.9 million and USD$ 7.4 million, respectively. At December 31, 2013, total future minimum lease payments under non-cancelable operating leases are USD$ 1.13, USD$ 1.06, USD$ 0.94 and USD$ 0.69 million in 2014, 2015, 2016 and 2017. As of December 31, 2012, the commitments for the iron electric oven de Lorain were USD$ 5.7 million.

b.	On November 18, 2011, Grupo Simec, S.A.B. de C.V. entered into a supply contract with SMS Meer S. P. A. ("Meer"), for the manufacture of a rolling mill, with a production capacity of 400,000 tons of rod and wire. The cost of this machinary is 19.6 million Euros, payable in U.S. dollars at the exchange rate of 1.3482 U.S. dollars per Euro. Payment terms are as follows:

•	80% of the contract value by irrevocable letter of credit in favor of Meer, this letter of credit will be valid for a minimum period of 14 months and be enforceable against partial shipments made by the supplier.

•	The remaining 20% will be payable by a second letter of credit irrevocable and shall be established in the 11.5 month after signing the contract and valid for a minimum of 14.5 months, and will be payable in two installments:

-	10% to carry out cold tests. Meer will deliver a bank guarantee or insurance in favor of the Company for the same value and will be valid for eight months from the last shipment greater.

-	10% of the contract value to the signing of the Certificate of Final Acceptance. The warranty period of the equipment is 18 months from the date of the last shipment increased until the issuance of the Provisional Acceptance Certificate.

On July 20, 2012 it was agreed that an amendment to the original contract and added that making a case for rolling mill, which will cost 525,000 Euros and will be payable in U.S. dollars at the exchange rate of 1.23482 U.S. dollars per Euro. Payment terms are as follows:

•	The 20% in advance and will run a bank guarantee for this amount.

•	The 60% will be paid at good delivery.

•	The 10% will be paid to the provisional acceptance of the goods and the delivery of a pro-forma invoice and the certificate of provisional acceptance.

•	The remaining 10% will be delivered once accepted the good permanently.

At December 31, 2013 the commitment totaled USD$ 4.9 million.

c.	As mentioned in Note 10, on December 28, 2012 the Company entered into a sale and purchase agreement with Proyectos Comerciales el Ninzi, S.A. de C.V. (Shareholder of ICH) to sell 261,000 short tons of Coke (short ton equals 907.18474 kilos). Through this contract, the buyer is obliged to purchase those tons in a period not exceeding two years, without liability if it did not acquire. The sale price will be USD$ 450 per short ton, for a total of USD$ 117.4 million.

d.	On August 21, 2012 the Company entered into a contract with the supplier Russula, SA for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio of Aço LTDA. This contract shall be payable as follows:

•	10% at 15 days after signing the contract.

•	The 5% within 15 days after certification of basic engineering approval, which will be issued by the subsidiary.

•	10.65% on March 12, 2013.

•	7% on April 15, 2013.

•	The 5% within 15 days after certification of approval to engineering detail, which will be issued by the subsidiary.

•	The 19.35% upon delivery of the commercial invoice, packing list, certificate of origin of the equipment and insurance and freight for the team's arrival at the port.

•	The 13% upon delivery of the equipment at the port of Brazil.

•	The 20% against proforma invoice delivery and acceptance of the provisional certificate.

•	10% upon delivery of final acceptance certificate of the plant and the warranty.

At December 31, 2013, the commitment totaled USD$ 0.9 million.

e.	On August 30, 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio LTDA of Aco. Payments will be made as follows:

•	30% within 30 days after signing the contract.

•	60% by credit card which will be issued within 2 months from the date of signing the contract and the letter of credit must have a minimum validity of 12 months.

•	The remaining 10% will be paid upon delivery of the proforma invoice and the final acceptance certificate.

At December 31, 2013 the commitment amounted to USD$ 1.3 million.

f.	In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic Steel to receive payments for allowing reduction of electricity demands during identified time periods. The agreement was not renewed by the Republic upon the annual expiration as of May 31, 2012. The Company recognized income from this agreement in June 2012 of USD$ 2.4 million. Income was recognized after the Company fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. In January 2013, the Company entered into a similar agreement with EnerNOC which enables Republic Steel to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. The Company recognized income from this agreement in 2013 of USD$ 0.2 million. Unlike the previous agreement, the payments are earned per event and accrued.

27.	Financial statements issuance authorization

On March 12, 2014, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis García Limón and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, respectively, which must be approved by the Company’s Board of Directors, Audit Committee and Stockholders.

