Form 20-F
period 2014-12-31
GROUP SIMEC SA DE CV
filed 2015-05-15
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F

____________________

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2014 was:

Series B Common Stock — 492,489,420 shares

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

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[_] U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [_] Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [_]

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 14.7348 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2014. On May 14, 2015, the interbank transactions rate for the peso was Ps. 15.1235 per U.S.$1.00.

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

ii

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.      Selected Financial Data

This annual report includes our consolidated financial statements as of December 31, 2011, 2012, 2013 and 2014. Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards. We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

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

Our transition date to IFRS was January 1, 2011. In preparing its first consolidated financial statements in accordance with IFRS, we applied transitional rules to the figures previously reported in accordance with MFRS. IFRS 1 generally require the retroactive application of all IFRS and related improvements and interpretation in an entity’s first IFRS financial statements. However, IFRS 1 requires certain mandatory exceptions and permits other optional exemptions from retroactive application in order to assist entities in their transition process. We have applied the following mandatory exceptions as follows:

-	Accounting estimates – Accounting estimates made under MFRS in 2011 are consistent with estimates under IFRS made for the same periods and are thus, not retrospectively modified, except for the fixed asset componentization.

-	Hedging instruments – Certain hedging instruments that were designated as hedges under MFRS qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. No designations of hedging relationships were made retrospectively.

-	Other mandatory exceptions were not applicable to us.

Additionally, we have applied the option for first-time adoption exemptions as follows:

-	We elected not to apply IFRS 3, Business Combinations (as revised in 2008) retrospectively to prior business combinations that occurred before its date of transition to IFRS.

-	We elected to value the items of property, plant and equipment at their book value under MFRS at the transition date, which represents the depreciated cost adjusted for price changes of a specific index (deemed cost).

-	We elected to recognize all cumulative unrecognized actuarial gains and losses at the date of transition to IFRS.
-	We elected to reset the balance of cumulative translation adjustment of foreign subsidiaries at the date of transition.
-	We applied the transitional provisions set out in paragraphs 27 and 28 of IAS 23, Borrowing Costs. Therefore, we designated the transition date to IFRS as the commencement date for capitalization of borrowing costs relating all qualifying assets.

The following tables present the selected consolidated financial information for our company as of December 31, 2011, 2012, 2013 and 2014 and January 1, 2011 and for the years ended December 31, 2011, 2012 2013 and 2014. The selected financial and operating information as of and for the years ended December 31, 2011, 2012, 2013 and 2014 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and BDO have relied on the audited combined financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International (“Moore Stephens”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of January 1, 2011	As of and for Year Ended December 31,
		2011 (1)	2012 (1)	2013 (1)	2014 (1)	2014 (2)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:
IFRS:
Net sales	N/A	29,270	29,524	24,369	26,829	1,821
Cost of sales	N/A	25,563	25,960	22,410	25,492	1,730
Gross profit	N/A	3,707	3,564	1,959	1,337	91
Administrative expenses	N/A	595	753	732	801	54
Depreciation and amortization	N/A	455	475	385	393	27
Other (expense) income, net	N/A	(113)	181	(59)	61	4
Interest income	N/A	26	23	20	25	2
Interest expense	N/A	24	23	28	23	2
Foreign exchange gain (loss)	N/A	582	(509)	(67)	474	32
Income (loss) before taxes	N/A	3,128	2,008	708	680	46
Income tax expense	N/A	149	54	(281)	162	11
Net income	N/A	2,979	1,954	989	518	35
Non-controlling interest income (loss)	N/A	87	(116)	(527)	(686)	(47)
Controlling interest income (loss)	N/A	2,892	2,070	1,516	1,204	82
Net income (loss) per share	N/A	5.81	4.16	3.06	2.44	0.17
Net income (loss) per ADS(3)	N/A	17.43	12.48	9.18	7.33	0.50
Weighted average shares outstanding (thousands)(3)	N/A	497,709	497,709	495,732	492,781	492,781
Weighted average ADSs outstanding (thousands)(3)	N/A	165,903	165,903	165,244	164,260	164,260
Balance Sheet Data:
IFRS:
Total assets	27,147	31,119	32,456	33,280	35,896	2,436
Total short-term liabilities	3,898	3,823	3,737	4,705	5,821	395
Total long-term liabilities(4)	2,788	3,165	3,052	2,300	2,295	156
Total stockholders’ equity	20,461	24,131	25,667	26,275	27,780	1,885

Cash Flow Data:
IFRS:
Cash provided by operating activities	N/A	2,954	3,655	2,051	1,370	93
Cash provided by (used in) financing activities	N/A	-	(23)	(259)	(48)	(3)
Cash (used in) provided by investing activities	N/A	(440)	(1,507)	(2,948)	(2,060)	(140)

Other Data:
IFRS:
Capital expenditures	N/A	432	1,304	3,178	1,858	126
Adjusted EBITDA(5)	N/A	3,607	3,348	1,895	1,261	86
Working capital(6)	8,288	12,376	13,583	11,497	11,852	804
Depreciation and Amortization	N/A	950	1,012	1,053	1,118	76
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):

	As of January 1, 2011	As of and for Year Ended December 31,
		2011 (1)	2012 (1)	2013 (1)	2014 (1)	2014 (2)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Annual installed capacity(7)	3,522	3,758	3,791	3,818	3,830	N/A
Mexico	1,225	1,275	1,357	1,288	1,419	N/A
United States, Canada and elsewhere outside Mexico	1,016	1,014	905	776	778	N/A
Total tons shipped	2,241	2,289	2,262	2,064	2,197	N/A
SBQ steel	1,109	1,178	1,111	989	1,131	N/A
Structural and other steel products	1,132	1,111	1,151	1,075	1,066	N/A
Number of employees	4,361	4,686	5,086	5,117	4,861	N/A
Per ton data
IFRS:
Net sales per ton(8)	N/A	12,787	13,052	11,807	12,212	829
Cost of sales per ton(8)	N/A	11,168	11,477	10,858	11,603	787
Adjusted EBITDA(5) per ton(8)	N/A	1,576	1,480	918	574	39

(1)	Consolidated income statements in accordance with IFRS for the years 2011, 2012, 2013 and 2014.
(2)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 14.7348 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2014.
(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On May 30, 2006, we effected a 3 for 1 stock split. Following our stock split, one American depositary share, or “ADS,” represents three series B shares. Previously one ADS represented one series B share.
(4)	Total long-term liabilities include amounts relating to deferred taxes.
(5)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means IFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following:

•	taxes, which are a necessary and recurring part of our operations;
•	depreciation, amortization and impairment loss which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs;
•	comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenues; and
•	other income and expenses that are part of our net income.
(6)	Working capital is defined as excess of current assets over current liabilities.
(7)	Installed capacity is determined at December 31 of the relevant year.
(8)	Data in pesos and U.S. dollars, respectively, not in millions.
3

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2011(1)	2012(1)	2013(1)	2014(1)	2014(2)
		(millions of pesos)			(millions of U.S. dollars)
IFRS:
Net income	2,979	1,954	989	518	35
Depreciation and amortization	950	1,012	1,053	1,118	76
Other (expense) income	(113)	181	(59)	61	4
Interest income	26	23	20	25	2
Interest Expense	24	23	28	23	2
Foreign exchange gain (loss)	582	(509)	(67)	474	32
Income tax expense	149	54	(281)	162	11
Adjusted EBITDA	3,607	3,348	1,895	1,261	86

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

Year Ended December 31	High	Low	Average(1)	Period End
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.44	13.95
2012	14.37	12.63	13.15	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75

Month in 2015	High	Low	Average(1)	Period End
January	15.01	14.56	14.70	15.01
February	15.10	14.75	14.92	14.94
March	14.93	15.58	15.24	15.25
April	15.43	14.80	15.19	15.39
May (through May 8)	15.56	15.12	15.36	15.12

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

Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, 2011 and 2012, global steel prices began to recover and then remained relatively stable. Global steel prices decreased in 2013 and 2014. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011, in 2012 increased approximately 1%, in 2013 decreased approximately 6% and in 2014 increased approximately 7%; prices of ferroalloys increased approximately 10% in 2011, in 2012 and 2013 decreased approximately 10% and 5%, respectively, and in 2014 increased approximately 16%. As with other raw materials, iron ore and coke prices fluctuated significantly; however, in 2011, 2012, 2013 and 2014 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during this period. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 11% in 2011, 3% in 2012, 9% in 2013 and 7% in 2014; and prices for natural gas decreased approximately 14% in 2011 and 32% in 2012 and increased approximately 16% and 25% in 2013 and 2014, respectively. Moreover, energy costs constitute a significant and increasing component of our costs of operations; energy cost as a percentage of the manufacturing conversion cost was 14% compared to 13% for 2013, 11% for 2012 and 12% for 2011.

The Mexican government is currently the only supplier of energy in Mexico and has, in some cases, increased prices above international levels. We, like all other high volume users of electricity in Mexico, pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2014, we have not entered into derivative financial instruments in Mexico and the United States. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board, (United States of America)) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

•         the preparation of consolidated financial information was carried out through the use of electronic Excel sheets and a partially integrated system which relied on the use of different software by various subsidiaries, rather than through a company-wide, integrated consolidation system; and

•         the structure of the finance department of our subsidiary SimRep Corporation (“SimRep”) was also found to be insufficient to reconcile certain balance sheet accounts at the detailed level and did not allow for adequate segregation of duties with respect to the supervision and review procedures for the reconciliation of prepaid balances and the closing of their financial statements.

Fiscal Year Ended December 31, 2011. On January 12, 2012, our audit and corporate practices committee (“Audit Committee”) received a formal complaint from the General Accounting and Treasury Services Manager of Republic Engineered Products, Inc. (“Republic”), stating that he had identified, during his review of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2011, what he considered to be material accounting errors, and potential “management override of internal controls” at SimRep. In response, our Audit Committee instructed our internal audit department to perform a review, and subsequently engaged outside counsel to conduct an internal investigation concerning the accounting matters and potential management overrides of internal controls at SimRep. As a result of our investigation, we have identified material weakness at SimRep, finding that, with respect to SimRep and its subsidiaries, management did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts, and a failure to timely review and control the preparation and closing of SimRep’s consolidated financial statements. In addition, SimRep also had insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles.

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

Fiscal Year Ended December 31, 2012. In our assessment of our internal controls over financial reporting for the year ended December 31, 2012, we and our external auditors identified the following material weaknesses:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) failure to keep all our policies and procedures, including IFRS accounting policies, updated; (ii) limited IFRS
9

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

Fiscal Year Ended December 31, 2013. In our assessment of our internal controls over financial reporting for the year ended December 31, 2013, we and our external auditors identified the following material weaknesses:

•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls in the review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) out of date whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) inadequate distribution and segregation of duties within the accounting department in the Mexican subsidiaries, (v) deficient distribution to employees and officers of our code of ethics and poor promotion of strong control environment and internal controls, (vi) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system, (vii) lack of an accounting manual with accounting instructions for our most important transactions, (viii) lack of specific procedures to authorize and register intercompany transactions, (ix) failure to create and implement a complete training plan for our management personnel preparing financial records, (x) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment, also the internal audit plan was not carried out in full and did not include test about risk assessment, environmental, fraud and compliance with law, and only included a limited review of the consolidated financial statements, (xi) lack of committees to review and approve all our contracts and to make risk assessments, these activities are currently executed by selected persons only, (xii) lack of a transition plan for the establishment of the new COSO 2013; and (xiii) insufficient resources to implement and follow up on the remedial measures identified in previous years for the Mexican subsidiaries due to the prevalence of such deficiencies, and informal communication of deficiencies and remediation plans;
10

•	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements, assets valuation and deferred taxes, resulting in material accounting errors;
•	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;
•	Deficient and not standardized controls in SimRep related to authorization, control and accounting of capitalized expenditures and related fixed assets, and;
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) incomplete procedures for the review process over financial closings; (ii) incomplete documental support for authorization and extension of customer credit lines, (iii) deficient controls in the control access to the information systems, (iv) deficient controls to review and approve inventory valuation, cost of production calculation and cost of sales computation, (v) lack of physical inventory of fixed assets; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2014. In our assessment of our internal controls over financial reporting for the year ended December 31, 2014, we and our external auditors identified the following material weaknesses:

•	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.
•	Inadequate distribution and segregation of duties within the accounting department in the Mexican Subsidiaries due to insufficient resources. Additionally, the internal audit staff was reduced and considered insufficient to fulfill their role.
•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) non-operating and outdated whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment; the internal audit plan was not carried out in full and did not include tests about risk assessment, including environmental, fraud, compliance with laws and review of the consolidated financial statements; (x) lack of committees to review, approve and make risk assessments of all our contracts, and (xii) informal communications of deficiencies and remediation plan to the areas and managers involved.
•	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries and intercompany reconciliations, resulting in material accounting errors.
•	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.
11

•	SimRep did not maintain effective controls relating to accounting of certain capital expenditures and related fixed assets were found. Lastly, the evaluation for impairments is not reasonable given actual results of such Subsidiary.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) ineffective controls and insufficient supporting documentation for closings of periods end and financial statements review and authorization; the related procedures were incomplete and do not include specific procedures to enter transactions into the general ledger, to select and apply accounting policies and have not been updated in the last 3 years, which such controls are necessary to give reasonable assurance of compliance with IFRS, (ii) no evidence of review of some account balances, such as fixed assets, sales and tax calculations by the responsible individuals; there is also no evidence of review of the financial statements by the General Manager of Corporación Aceros DM, S.A de C.V., (iii) undocumented processes and deficient controls in the access to the information systems, (iv) deficient controls to review and approve cost calculations of finish goods, period end costs and inventories and cost of sales report, (v) lack of physical inventory of fixed assets in several years; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

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

A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In the past, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC's affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico.

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

At December 31, 2014, approximately 83% of our non-Mexican and 53% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our cost, and accordingly could have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2014, 2013, 2012 and 2011, sales to our ten largest customers in the United States accounted for approximately 51.4%, 40.6%, 42.4% and 40.4% of our consolidated revenues in the United States, respectively, and approximately 23.6%, 21.1%, 18.7 and 19.5% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

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

As of March 31, 2015, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 85% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

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

We sell our products to the automotive and construction-related industries, both of which have reported substantially lower customer demand due to the recent global recession. As a result, our operating levels declined and will remain at depressed levels, compared to pre-recession levels, until demand in end-product markets increases. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2011, 2012, 2013 and 2014 others, such as the construction industry, remain depressed. In addition to slackening demand by end consumers, we believe that some of our customers are experiencing difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. The trajectory of the recovery of these industries may have a significant impact on our results of operations.

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

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 43% of our net sales of SBQ in 2014. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The recent global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9%, in 2013 grew by 1.1% and in 2014 grew by 2.1%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

In 2013, the Mexican Congress approved important structural reforms in the energy, financial, telecommunications and electoral sectors and in 2014 the Mexican Congress approved secondary legislation for implementation of such reforms. We cannot assure you that future political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

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

Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps. 15.38 to U.S.$1.00 in March 9, 2009. In 2014 the exchange rate registered a low of Ps. 12.85 to U.S.$1.00 and a high of Ps. 14.79 to U.S.$1.00.

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

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 3.8% for 2011, 3.6% for 2012, 4.0% for 2013 and 4.1% for 2014. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations, issued by the International Accounting Standard Board (IASB); consequently, we applied IFRS 1, Initial Adoption of International Financial Reporting Standards.

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

Item 4.     Information on the Company

A.      History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Canada. We believe that in 2011, 2012, 2013 and 2014 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2011, 2012, 2013 and 2014 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

On September 3, 2010 we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On august 5, 2011 we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, and paid U.S.$8 million for the construction of a new steel facility. The total budget for the project will be U.S.$500 million, of which 58% is already allocated. The next step is to attract the special steels market for the automotive and electro-welded wire derivatives products. The facility will have a production capacity of 450,000 tons of finished goods of rebar and wire, and will have 800 employees.

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

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2014. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is US$ 30 million. Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of US$ 33.9 million and US$ 31.1 million of accounts receivable to the purchaser during the years ended December 31, 2014 and 2013, respectively. Discount fees incurred pursuant to this agreement were approximately US$ 0.5 million for each of the years ended December 31, 2014 and 2013, respectively. Of the face amount of accounts receivable sold to the purchaser, US$ 4.7 million had not been collected by the purchaser at December 31, 2014, and therefore, such amount is subject to possible charge-back to us.

On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL S.A. de C.V. all of its shares in Corporación Aceros DM, S.A de C.V., comprising of a total of 627,305,446 shares (99.9% of the common stock) for a value of Ps. 3,200 million, comprised of a down payment of Ps. 63 million and the remaining of Ps. 3,137 million due on April 30, 2012. This transaction generated a tax loss of Ps. 7,860 million which amount under Mexican Income Tax Law (Ley de Impuesto Sobre la Renta), may be deducted against future gains related to dispositions of securities. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand challenging the current law, which limits the deduction of this net loss related to shares sales. On September 24, 2013, the second district judge denied the shelter and protection of the federal courts against the Company pursuant to Article 32, Section XVII of the Mexican Income Tax Law, arguing that constitutional guaranties were not violated. Dissatisfied with the decision, the Company filed an application for review of such judgment with the Mexican Supreme Court of Justice. The Supreme Court, resolved that the constitutionality of Article 32, Section XVII of the Mexican Income Tax Law was not violated arguing that the Income Tax Law does not violate the guaranties of tax fairness and proportionality under Article 31, section IV of the Mexican Constitution. As a result, tax losses of the Company may only be applied against future gains related to dispositions of securities.

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

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). Currently we are in the process of regularization of land located in the Municipality of Xaloztoc, with an area of 101 hectares, for purchase at a value of approximately Ps. 150 million. The total budget for the project will be approximately U.S.$600 million, which will be financed with our own resources, with a construction period of two years and a pre-operating period estimated of between six and eight months.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2015 will be approximately Ps. 224.8 million (U.S.$15.2 million), consisting of Ps. 73.7 million (U.S.$5 million) of estimated capital expenditures in our Republic facilities, Ps. 32.8 million (U.S.$2.2 million) of capital expenditures in our facilities in Mexico and Ps. 118.3 million (U.S.$8 million) for the construction of a new steel facility in Brazil. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2015 may differ significantly from such estimate.

In 2014, we spent Ps. 924.2 million (U.S.$69.3 million) on capital investments for Republic’s facilities, including Ps. 828.2 million (U.S.$62.1 million) at the Lorain, Ohio facility, Ps. 5.3 million (U.S.$0.4 million) at the Lackawanna, New York facility, Ps. 73.3 million (U.S.$5.5 million) at the Canton, Ohio facility, Ps. 4 million (U.S.0.3 million) at our corporate location in Ohio, Ps. 6.7 million (U.S.$0.5 million) at the Massillon, Ohio facility, Ps. 4 million (U.S.0.3 million) at the Solon, Ohio facility, and Ps. 2.7 million (U.S.$0.2 million) at the Gary, Indiana, facility. We spent Ps. 198.8 million (U.S.$14.9 million) on capital improvements at our facilities in Mexico, including Ps. 72.3 million (U.S.$5.4 million) at the Apizaco facility, Ps. 14.5 million (U.S.$1.1 million) at the Mexicali facility, Ps. 35.2 million (U.S.$2.6 million) at the Guadalajara facility, and Ps. 76.8 million (U.S.$5.8 million) at the San Luis facilities. We also spent Ps. 735.3 million (U.S.$55.3 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in the second quarter of 2015.

In 2013, we spent Ps. 1,266.3 million (U.S.$99.7 million) on capital investments for Republic’s facilities, including Ps. 1,155 million (U.S.$88.4 million) at the Lorain, Ohio facility, Ps. 1.3 million (U.S.$0.1 million) at the Lackawanna, New York facility, Ps. 81 million (U.S.$6.2 million) at the Canton, Ohio facility, Ps. 18.3 million (U.S.1.4 million) at our corporate location in Ohio, Ps. 2.6 million (U.S.$0.2 million) at the Massillon, Ohio facility, Ps. 7.8 million (U.S.0.6 million) at the Solon, Ohio facility, and Ps. 0.3 million (U.S.$0.02 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 308.4 million (U.S.$23.6 million) on capital improvements at our facilities in Mexico, including Ps. 211.7 million (U.S.$16.2 million) at the Apizaco facility, Ps. 3.8 million (U.S.$0.3 million) at the Mexicali facility, Ps. 20.4 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 72.5 million (U.S.$5.5 million) at the San Luis facilities. We also spent Ps. 1,603.5 million (U.S.$122.7 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in the second quarter of 2015.

In 2012, we spent Ps. 366.2 million (U.S.$28 million) on capital investments for Republic’s facilities, including Ps. 234.8 million (U.S.$18 million) at the Lorain, Ohio facility, Ps. 7.6 million (U.S.$0.6 million) at the Lackawanna, New York facility, Ps. 104.9 million (U.S.$8 million) at the Canton, Ohio facility, Ps. 12 million (U.S.0.9 million) at our corporate location in Ohio, Ps. 0.2 million (U.S.$.01 million) at the Gary, Indiana facility, Ps. 5.5 million (U.S.0.4 million) at the Solon, Ohio facility, and Ps. 1.2 million (U.S.$0.09 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 344.8 million (U.S.$26.5 million) on capital improvements at our facilities in Mexico, including Ps. 120.7 million (U.S.$9.3 million) at the Apizaco facility, Ps. 28.8 million (U.S.$2.2 million) at the Mexicali facility, Ps. 25 million (U.S.$1.9 million) at the Guadalajara facility, and Ps. 170.3 million (U.S.$13.1 million) at the San Luis facilities. We also spent Ps. 592.9 million (U.S.$45.6 million) in the construction of the steel facility in Pindamonhangaba, Sao Paulo State, Brazil, and is estimated to become operational in the second quarter of 2015.

B.	Business Overview

In the United States and Mexico, we own and operate fourteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.2 million tons and a combined annual installed rolling capacity of 3.8 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

•	a mini-mill in Guadalajara, Jalisco;
•	a mini-mill in Mexicali, Baja California Norte;
•	a mini-mill in Apizaco, Tlaxcala;
•	a cold finishing facility in Cholula, Puebla;
•	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico and
26

•	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; Memphis, Tennessee, Solon, Ohio and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic.

In 2014, we had net sales of Ps. 26.8 billion, gross profit of Ps. 1.3 billion and net income of Ps. 0.5 billion. In 2014, approximately 46.4% of our consolidated sales were in the United States and Canada, approximately 52.8% were in Mexico, and approximately 0.8% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
•	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
27

•	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
•	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
•	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
•	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.
•	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.
•	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2011	2012	2013	2014
	(thousands of tons)
I-Beams	72.8	77.7	66.2	71.7
Channels	62.1	66.9	64.1	62.7
Angles(1)	159.3	152.1	142.2	164.3
Hot-rolled bars (round, square and hexagonal rods)	954.5	871.7	781.6	823.2
Flat bar	101.0	97.9	92.3	94.5
Rebar	536.4	627.5	568.5	567.4
Cold finished bars	181.2	192.0	195.9	207.5
Other semi-finished trade products(2)	72.9	42.1	23.6	130.8
Electro-Welded wire mesh	22.1	18.9	20.9	17.7
Wire rod	37.7	21.4	27.2	12.2
Electro-Welded wire mesh panel	34.5	26.9	25.2	19.9
Other	54.2	66.6	56.7	25.1
Total steel sales	2,288.7	2,261.7	2,064.4	2,197.0

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2014, approximately 51.5% of our steel product sales represented SBQ steel products, of which we sold 44.4% to the auto part industry, 24.2% to service centers, 0.6% for hand tools, 0.9% for mining equipment and the remaining 29.9% to other industries.

In 2014, direct sales to the automotive industry increased by 44% compared to 2013. In 2013, direct sales to the automotive industry decreased by 16% compared to 2012. In 2012, direct sales to the automotive industry decreased by 2% compared to 2011. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector and in 2011, 2012, 2013 and 2014 sales to the energy sector accounted 0.4%, 0.9%, 0.5% and 10%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales in tons.

Steel Product Sales By Region

	Mexico				United States, Canada and Other Countries
	Years ended December 31,
	2011	2012	2013	2014	2011	2012	2013	2014
I-Beams	97%	96%	97%	99%	3%	4%	3%	1%
Channels	55%	50%	51%	44%	45%	50%	49%	56%
Angles	76%	75%	78%	75%	24%	25%	22%	25%
Hot-rolled bars (round, square and hexagonal rods)	28%	29%	30%	33%	72%	71%	70%	67%
Flat bar	88%	78%	91%	99%	12%	22%	9%	1%
Rebar	97%	100%	100%	100%	3%	—	—	—
Cold drawn finished bars	42%	46%	49%	54%	58%	54%	51%	46%
Other semi-finished trade products	—	—	—	—	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	—	—	—	—
Wire rod	98%	100%	100%	100%	2%	—	—	—
Electro-Welded wire mesh panel	100%	100%	100%	100%	—	—	—	—
Other	12%	37%	39%	3%	88%	63%	61%	97%
Total (weighted average)	56%	60%	62%	60%	44%	40%	38%	40%

During 2014, approximately 35% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 65% of our sales by volume, with SBQ products representing approximately 25% of such sales and the remainder representing commercial steel products.

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

During 2014 and 2013, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

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

We believe that our competitors’ closest plants to the southern California market are: Nucor Steel, located in Plymouth, Utah; Schnitzer Steel (Cascade), located in McMinnville, Oregon; Commercial Metals Company, located in Meza, Arizona, Thyssenkrupp, located in Santa Fe Springs, California, Grupo Acerero, S.A. de C.V., located in Monclova, Coahuila, México, Deacero, S.A. de C.V. (“Deacero”), located in Saltillo, Coahuila, México and Gerdau Corsa, located in Tijuana, Baja California, Mexico. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

In 2014, we sold approximately 176,415 tons of I-beams, channels and angles at least three inches in width which represented approximately 8% of our total finished product sales for the year. In 2013, we sold approximately 179,072 tons of I-beams, channels and angles at least three inches in width which represented approximately 9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 29.5% in 2014 and 43% in 2013, according with information provided by the Cámara Nacional de la Industria y del Acero (CANACERO).

In 2014, we sold approximately 1,125,970 tons of hot rolled and cold finished steel bars and 1,071,332 tons in 2013. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 16% and 27%, respectively, in 2014 and 16% and 21%, respectively, in 2013. Rebar and light structural steel together accounted for approximately 689,725 tons, or 31%, of our total production of finished steel products in Mexico and the United States in 2014. Rebar and light structural steel together accounted for approximately 661,916 tons, or 32%, of our total production of finished steel products in Mexico and the United States in 2013. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Acero, Grupo Acerero, S.A. de C.V., Nucor Corporation, Arcelor Mittal, Ternium and GerdauCorsa.

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

Our Republic facilities are currently ISO 14001 certified except for the Solon plant. Through these certification, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification. The current ISO 14001 certification is effective until November 2016.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011 and 1% in 2012, decreased 6% in 2013, and increased 7% in 2014; and prices of ferroalloys increased approximately 10% in 2011, and decreased approximately 10% in 2012 and 5% in 2013, and increased 16% in 2014. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2014, our cost of sales in Mexico, as a percentage of sales in Mexico, was 83%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 109%, and our consolidated cost of sales, as a percentage of consolidated sales, was 95%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore coke, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 55% of our consolidated manufacturing conversion cost in 2014 (64% of the manufacturing conversion cost in our Mexico operations and 45% of the manufacturing conversion cost in our U.S. operations), compared to 53% of our consolidated manufacturing conversion cost in 2013 (62% of the manufacturing conversion cost in our Mexico operations and 43% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 15.2% and 14.2% of our refined scrap tonnage in 2014 and 2013, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 80.6% and 4.2%, respectively, in 2014 and approximately 82.9% and 2.9%, respectively, in 2013 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2011, 2012, 2013 and 2014, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 10% of our manufacturing conversion cost in 2014, compared to 11% in 2013, and they accounted for 17% of our manufacturing conversion cost in 2014, compared to 16% in 2013 in our U.S. and Canadian facilities.

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

We obtain electrodes used to melt raw materials from Graftech Comercial de Mexico, S.A. de C.V. and Missano. Our U.S. and Canadian facilities purchase most of their electrodes from SGL Carbon, Showa Denko Carbon, SK Carbon and Graftech International HLD Inc.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from RHI Refmex, S.A. de C.V., Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V. and Refratechnik. Our U.S. and Canadian facilities purchase most of their refractory products from North American Refractories Co., RESCO, Veitsch-Radix America- RHI, Vesuvius USA, Nock & Son, Minteq, Magna Refractories Inc., Refractory Materials Intl., Altus Refractories, Thermatex Sales Corp., and Magnesita Refractories Co.

Electricity. In 2014 and 2013 electricity accounted for approximately 9% of our consolidated manufacturing conversion cost. Electricity accounted for 11% of our manufacturing conversion cost in 2014 and 2013 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (“CFE”). It accounted for 7% of the manufacturing conversion cost in 2014 and 2013 in our U.S. and Canadian operations and is supplied by American Electric Power Company, Nipsco, New York Power and Ohio Edison. We, like all other high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2014 compared to 2% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2013. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(t) to our consolidated financial statements as of and for the year ended December 31, 2014, derivative financial instruments are recognized in the statement of financial position at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2012 and 2011, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. At December 31, 2014 and 2013 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Water

In Mexico, the National Waters Law regulates water resources. In addition, the Mexican Official Rules govern the quality of water. A concession granted by the National Waters Commission is required for the use and exploitation of national waters. Some of our facilities in Mexico have a renewable concession to use and exploit underground waters from wells in order to meet the water requirements of our production processes. We pay the National Waters Commission duties per cubic meter of water extracted under our concessions. We believe we are in substantial compliance with all the requirements imposed by each of the concessions we have obtained.

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

•	On September 25, 2013, the USITC determined that there was sufficient evidence of "injury" therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.
•	On November 21, 2013, DeAcero was named a "Mandatory Respondent" of the questionnaires and on February 12, 2014, we were named the second "Mandatory Respondent" thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.
39

•	On April 21, 2014, preliminary "dumping" quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).
•	On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC's affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico.

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

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%), Simec International, S. A. de C. V.(100%), Corporativos G&DL, S.A. de C.V. (100%), Simec International 7, S. A. de C. V., (99.99%), Simec International 8, Inc., (100.00%), Simec International 9, S.A.P.I. de C.V., (100.00%), Corporación ASL, S.A. de C.V. (99.99%), Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%) (incorporated in 2014) and GS steel B.V. (100%) (incorporated in 2014).
(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012).
(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.
(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; Gary, Indiana, and Hamilton, Memphis, Tennessee; Ontario, Canada, all of which are owned directly by Republic.
(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Steel Promotor, Inc. (100%), Coadm Steel Inc. (100%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%) and Malla San 2, S.A. de C.V. (99.98%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2014:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 8, Inc.	United States	100.00%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
Gs Steel BV	Netherlands	100.00%
D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at fourteen facilities throughout North America. At December 31, 2014, our crude steel production capacity was 4.2 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.0 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.1 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity. In addition, we have 3.8 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, and 2 million are located in the United States and Canada.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2011	2012	2013	2014
	(tons in thousands)
Melt shops
Steel billet production	2,495.0	2,562.4	2,289.5	2,483.7
Annual installed capacity(1)	4,797.2	4,797.2	4,500.0	4,207.9
Effective capacity utilization	52.0%	53.4%	50.9%	59.0%
Rolling mills
Total production	2,440.4	2,462.4	2,300.2	2,286.3
Annual installed capacity(1)	3,757.8	3,790.5	3,817.6	3,829.6
Effective capacity utilization	64.9%	65.0%	60.3%	59.7%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2014.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	(Production %)
I Beams	21.9%	0%	0%	0%	5.1%
Channels	12.1%	12.0%	0%	0%	4.4%
Angles	29.7%	29.5%	0%	0%	11.6%
Hot rolled bars (round, square And hexagonal rods)	24.3%	14.1%	48.5%	2.0%	20.7%
Rebar	0%	44.4%	4.7%	88.4%	40.0%
Flat bars	7.8%	0%	18.7%	0%	6.7%
Cold finished bars	4.2%	0%	28.1%	0%	8.0%
Electro-Welded wire mesh	0%	0%	0%	3.4%	1.2%
Wire rod	0%	0%	0%	2.4%	0.9%
Electro-Welded wire mesh panel	0%	0%	0%	3.8%	1.4%
Other	0%	0%	0%	0%	0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2014, the Guadalajara mini-mill produced 354,387 tons of steel billet and 335,813 tons of finished product, operating at 96% capacity for billet production and 70% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2011	2012	2013	2014
Steel sales (thousands of tons)	383	353	323	335
Average finished product price per ton	Ps. 10,809	Ps. 11,357	Ps. 9,929	Ps. 10,410
Average scrap cost per ton	4,983	5,372	4,775	4,934
Average manufacturing conversion cost per ton of finished product(1)	3,143	3,070	2,879	2,613
Average manufacturing conversion cost per ton of billet(1)	1,707	1,749	1,685	1,586

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2014, the Mexicali mini-mill produced approximately 206,009 tons of billet, of which the Guadalajara mini-mill used 2,518 tons. In 2014, the Mexicali mini-mill produced 188,026 tons of finished products. In 2014 we operated the Mexicali mini-mill at 48% capacity for billet production and at 75% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2014, 44% of the products produced at the Mexicali mini-mill were rebar, 30% were angles, 14% were hot rolled bars (round, square and hexagonal rods) and the remaining 12% were channels.

Mexicali Mini-Mill

	Years ended December 31,
	2011	2012	2013	2014
Steel sales (thousands of tons)	180	186	195	206
Average finished product price per ton	Ps. 10,072	Ps. 10,527	Ps. 9,097	Ps. 9,170
Average scrap cost per ton	5,028	5,283	4,580	4,348
Average manufacturing conversion cost per ton of finished product(1)	2,564	2,765	2,643	2,659
Average manufacturing conversion cost per ton of billet(1)	1,700	1,895	1,819	1,752

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 492,000 tons. In 2014, the Apizaco mini-mill produced 453,200 tons of steel billet, of which the Guadalajara mini-mill used 3,211 tons. In 2014 the Apizaco mini-mill produced 398,747 tons of finished products. In 2014 we operated the Apizaco mini-mill at 89% capacity for billet production and at 81% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2014, the Cholula facility produced 98,063 tons of finished products, at 82% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2014, 5% of the products we produced at the Apizaco and Cholula facilities were rebar, 48% were hot rolled bars (round, square and hexagonals), 19% were flat merchant bar and 28% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2011	2012	2013	2014
Steel sales (thousands of tons)	343	376	329	361
Average finished product price per ton	Ps. 11,942	Ps. 12,479	Ps. 11,845	Ps. 12,047
Average scrap cost per ton	4,725	5,037	4,498	4,800
Average manufacturing conversion cost per ton of finished product(1)	3,360	3,135	3,239	3,400
Average manufacturing conversion cost per ton of billet(1)	2,090	2,033	2,084	2,154

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2014, these facilities had an annual installed capacity of 815,000 tons of billet and 600,000 tons of finished product. In 2014, the San Luis facilities produced 561,431 tons of steel billet. In 2014 the San Luis facilities produced 540,186 tons of finished product, operating at 69% capacity for billet production and 90% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2014, 88% of the products produced at the San Luis facilities were rebar, 10% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 2% were other light structurals.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2011	2012	2013	2014
Steel sales (thousands of tons)	503	560	528	517
Average finished product price per ton	Ps. 10,133	Ps. 10,438	Ps. 9,309	Ps. 9,269
Average scrap cost per ton	4,935	5,434	4,818	4,936
Average manufacturing conversion cost per ton of finished product(1)	2,166	2,390	2,594	2,268
Average manufacturing conversion cost per ton of billet(1)	1,630	1,604	1,750	1,764

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2014, these facilities had an annual installed capacity of 2,083,000 tons of billet and 2,008,000 tons of finished product. In 2014, Republic facilities produced 908,652 tons of steel billet. For the same period, Republic facilities produced 633,770 tons of hot-rolled bars. Republic facilities produced 127,461 tons of cold finish bars. In 2014, Republic facilities produced 62,325 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2011	2012	2013	2014
Steel sales (thousands of tons)	880	787	689	778
Average finished product price per ton	Ps. 16,050	Ps. 16,544	Ps. 15,350	Ps. 15,823
Average scrap cost per ton	5,678	5,212	4,650	5,354
Average manufacturing conversion cost per ton of finished product(1)	6,367	5,787	6,048	6,417
Average manufacturing conversion cost per ton of billet(1)	3,835	4,016	3,935	4,665

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2014, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility produced 173,457 tons of steel billets in 2014 and was operated at 18% capacity of steel billet. During 2014, the Lorain facility operated at 24.7% of capacity for 9-10” rolling mill and 29% of capacity for 20” mill finishing and shipping production, and it produced 218,182 tons of finished products.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2014, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2014, this facility produced 735,195 tons of blooms, billets and other semi-finished trade product and was operated at 65% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from .758" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2014, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2014, this facility produced 415,588 tons of hot rolled bars and was operated at 63.6% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2014, an annual installed capacity of 125,000 tons of finished product. During 2014, the Massillon facility was operated at 45.3% capacity of finished product and produced 56,700 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2014, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2014, this facility produced 36,197 tons of cold finished bars and was operated at 51% capacity of finished product.

Solon Ohio and Memphis, Tennessee. Our Solon and Memphis facilities, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2014, the Solon and Memphis facilities had installed capacities of 196,000, and 87,000 tons, respectively, for wire products. During 2014, the Solon facility produced and shipped 62,325 tons of wire products and was operated at 31.8% capacity of finished product.  No wire products were produced at the Memphis facility during 2014.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2014, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2014, this facility produced 34,564 tons of cold finished bars and was operated at 58.6% capacity of finished product.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2014 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (45%); Light structurals (19%); SBQ (36%)	electric arc furnace with continuous caster rolling mill and bar processing lines	335,813	480,000

Mexicali	Structurals (12%); Rebar (44%); Light structurals (30%), hot rolled bars (14%)	electric arc furnace with continuous caster and bar rolling mills	188,026	250,000

Apizaco and Cholula	SBQ (95%); Rebar (5%);	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	398,747	492,000

Aceros DM, San Luis Potosí	Rebar (82%), Light structurals (3%), Wire rod (4%), Electro-Welded wire mesh (5%), Electro-Welded wire mesh panel (6%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	359,946	400,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	180,240	200,000

Lorain(1)	SBQ (100%)	blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	218,182	816,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	735,195	1,131,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	415,588	653,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	56,700	125,000

Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	36,197	71,000

Solon and Memphis (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	62,325	283,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	34,564	59,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, compared to 2010, was 16%. Our net revenue from sales decreased in 2012, compared to 2011, increased by 1% in the automotive sector, increased 20% in the independent distributor sector, decreased 55% in the hand tools sector, decreased 53% in the mining sector and decreased 20% in other industries. The total decrease in net revenue from sales of SBQ products in 2012, compared to 2011, was 4%. Our net revenue from sales decreased in 2013, compared to 2012, decreased by 23% in the automotive sector, decreased 15% in the independent distributor sector, decreased 33% in the hand tools sector, increased 3% in the mining sector and decreased 13% in other industries. The total decrease in net revenue from sales of SBQ products in 2013, compared to 2012, was 18%. Our net revenue from sales increased in 2014, compared to 2013, increased by 42% in the automotive sector, decreased 13% in the independent distributor sector, decreased 34% in the hand tools sector, decreased 61% in the mining sector and increased 29% in other industries. The total increase in net revenue from sales of SBQ products in 2014, compared to 2013, was 18%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2011, 2012, 2013 and 2014 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

Sales Volume, Price and Cost Data, 2011 - 2014

	Year ended December 31,
	2011	2012	2013	2014
Shipments (thousands of tons)	2,289	2,262	2,064	2,197
Guadalajara and Mexicali	563	539	518	540
Apizaco and Cholula	343	376	329	362
San Luis facilities	503	560	528	517
Republic facilities	880	787	689	778

Net sales (Ps. millions)	29,270	29,524	24,369	26,829
Guadalajara and Mexicali	5,953	5,967	4,981	5,366
Apizaco and Cholula	4,096	4,692	3,897	4,361
San Luis facilities	5,097	5,845	4,915	4,792
Republic facilities	14,124	13,020	10,576	12,310

Cost of sales (Ps. millions)	25,563	25,960	22,410	25,492
Guadalajara and Mexicali	4,866	5,116	4,087	4,740
Apizaco and Cholula	3,067	3,344	2,729	3,115
San Luis facilities	4,005	4,568	4,240	4,221
Republic facilities	13,625	12,932	11,354	13,416

Average price per ton (Ps.)	12,787	13,052	11,807	12,212
Guadalajara and Mexicali	10,574	11,071	9,616	9,937
Apizaco and Cholula	11,942	12,479	11,845	12,047
San Luis facilities	10,133	10,438	9,309	9,269
Republic facilities	16,050	16,544	15,350	15,823

Average cost per ton (Ps.)	11,168	11,477	10,858	11,603
Guadalajara and Mexicali	8,643	9,492	7,890	8,778
Apizaco and Cholula	8,942	8,894	8,295	8,605
San Luis facilities	7,962	8,157	8,030	8,164
Republic facilities	15,483	16,432	16,479	17,244

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 2.1% in 2014 and increased 1.4% in 2013. The U.S. GDP increased 2.2% in 2014 and increased 2.4% in 2013. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011. The average steel price decreased approximately 10% in 2013 compared to 2012. The average steel price increased approximately 3% in 2014 compared to 2013.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened. In 2014, imports to Mexico increased slightly.

Steel imports to the United States accounted for an estimated 28% of the domestic U.S. steel market in 2014 and an estimated 23% in 2013. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 34% in 2010, increased approximately 21% in 2011, increased approximately 1% in 2012, decreased approximately 6% in 2013 and increased approximately 7% in 2014; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011 and decreased approximately 10% and 5% in 2012 and 2013, respectively and increased approximately 16% in 2014. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2010, 2011, 2012, 2013 and 2014 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 8% in 2010, 11% in 2011, 3% in 2012, 9% in 2013 and 7% in 2014; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011, 32% in 2012, increased approximately 16% in 2013 and 7% in 2014.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 4.4% for 2010 3.8% for 2011, 3.6% for 2012, 4.0% for 2013 and 4.1% for 2014. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per US$1.00 at August 6, 2008, and a high of Ps. 15.38 per US$1.00 at March 10, 2009 and was Ps. 15.1235 per US$1.00 at May 14, 2015.

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

We conduct business in two principal business segments which are organized on a geographical basis:

•	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí; and
•	our U.S. segment represents the results of our operations of Republic, including its eight plants of which seven are located in the United States and one is located in Canada.

The following information shows other results by segment.

	For the year ended December 31, 2014
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,518,299	12,310,462	—	26,828,761
Cost of sales	12,075,965	13,416,333	—	25,492,298
Gross profit	2,442,334	(1,105,871)	—	1,336,463
Administrative expenses(1)	858,591	335,127	—	1,193,718
Other income, net	(29,622)	(30,932)	—	(60,554)
Interest income	24,773	366	—	25,139
Interest expense	7,164	25,028	(9,578)	22,614
Exchange gain, net	474,092	—	—	474,092
Income (loss) before income tax	2,105,066	(1,434,728)	9,578	679,916
Income tax	222,491	(60,494)	—	161,997
Net income (loss)	1,882,575	(1,374,234)	9,578	517,919

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	759,034	358,872	—	1,117,906
Total assets	29,876,741	11,078,721	(5,058,973)	35,896,489
Total liabilities	3,589,791	9,585,026	(5,058,973)	8,115,844
Additions of property, plant and equipment, net(2)	934,117	924,241	—	1,858,358

	For the year ended December 31, 2013
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	13,792,466	10,576,474	—	24,368,940
Cost of sales	11,055,918	11,354,349	—	22,410,267
Gross profit	2,736,548	(777,875)	—	1,958,673
Administrative expenses	733,449	383,210	—	1,116,659
Other expense, net	47,854	11,307	—	59,161
Interest income	16,903	3,495	—	20,398
Interest expense	8,214	25,479	(4,979)	28,714
Exchange loss	66,506	—	—	66,506
Income (loss) before income tax	1,897,428	(1,194,376)	(4,979)	708,031
Income tax	(159,570)	(121,998)	—	(281,568)
Net income (loss)	2,056,998	(1,072,378)	(4,979)	989,599

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	796,705	256,195	—	1,052,900
Total assets	27,005,653	9,164,691	(2,890,497)	33,279,847
Total liabilities	3,382,983	6,512,396	(2,890,497)	7,004,882
Additions of property, plant and equipment, net(2)	1,911,956	1,265,994	—	3,177,950

	For the year ended December 31, 2012
	Mexico	United States	Operations between Segments	Total
	(in thousands of pesos)
Net sales	16,524,598	13,019,924	(20,555)	29,523,967
Cost of sales	13,049,147	12,931,572	(20,555)	25,960,164
Gross profit	3,475,451	88,352	—	3,563,803
Administrative expenses	850,205	378,117	—	1,228,322
Other income, net	156,570	24,659	—	181,229
Interest income	23,344	250	—	23,594
Interest expense	7,804	18,505	(3,284)	23,025
Exchange loss	(509,149)	(750)	—	509,899
Income (loss) before income tax	2,288,207	(284,111)	3,284	2,007,380
Income tax	109,686	(56,054)	—	53,622
Net income (loss)	2,178,521	(228,057)	3,284	1,953,748

Other Data	Mexico	United States	Operations between Segments	Total
Depreciation and amortization	750,888	261,134	—	1,012,022
Total assets	25,588,667	8,288,629	(1,420,511)	32,456,785
Total liabilities	3,649,409	4,560,505	(1,420,511)	6,789,403
Additions of property, plant and equipment, net(2)	937,761	366,213	—	1,303,974

(1) This amount includes Ps. 51 million of the Brazil facility.

(2) These amounts include the Brazil facility acquisition, amounting to Ps. 735.3 million, Ps. 1,603.5 million and 592.9 million in the years ended December 31, 2014, 2013 and 2012, respectively.

Our net sales by product during 2014, 2013 and 2012 are as follows:

SALES BY PRODUCT (in thousands of pesos)

	2014	2013	2012
Light structurals	1,348,564	1,069,051	1,119,824
Structurals	1,720,764	1,531,259	2,091,040
Bars	1,435,075	1,497,021	1,507,091
Rebar	4,907,453	5,062,481	6,557,581
Flat bar	746,161	548,630	715,994
Hot rolled bars	10,310,093	9,373,022	11,526,773
Cold drawn bars	3,646,684	3,408,692	3,678,059
Other	2,713,967	1,878,784	2,327,605
Total	26,828,761	24,368,940	29,523,967

Our net sales by country or region during 2014, 2013 and 2012 are as follows:

SALES (in thousands of pesos)
	2014	2013	2012
Mexico	14,165,166	13,633,192	15,749,895
USA	11,941,251	10,051,087	12,577,226
Canada	493,911	535,164	795,929
Latin America	216,293	136,130	366,123
Other (Europe and Asia)	12,140	13,367	34,794
Total	26,828,761	24,368,940	29,523,967

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2013 and 2014

Net Sales

Net sales increased 10%, to Ps. 26,829 million in 2014 compared to Ps. 24,369 million in 2013. This increase resulted principally from a 3% increase in the average price per ton of steel products and an increase of 133 thousand shipments of finished steel products. Total sales outside of Mexico increased 18%, to Ps. 12,664 million in 2014 compared with Ps. 10,736 million in the same period of 2013. Total sales in Mexico increased 4%, from Ps. 13,633 million in 2013 to Ps. 14,165 million in 2014.

Shipments of finished steel products increased 6%, to 2.197 million tons in 2014, compared to 2.064 million tons in 2013. Total sales volume outside of Mexico of finished steel products increased 8% to 0.837 million tons in 2014, compared to 0.776 million tons in 2013, while total Mexican sales increased 6%, from 1.288 million tons in 2013, compared to 1.360 million tons in 2014.

The average price of steel products increased 3% in 2014 compared to 2013, mainly as a result of an increase in sales of SBQ. Also, surcharges of scrap in our United States operations, have affected the sales price due to a consistently low level of scrap cost.

Cost of Sales

Our cost of sales increased 14%, from Ps. 22,410 million in 2013 to Ps. 25,492 million in 2014, which increase is mainly attributable to (i) a 7% increase in the average price per ton of steel products sold, and (ii) an increase of 133 thousand tons of finished steel products shipped. Cost of sales as a percentage of net sales was 95% in 2014, compared to 92% in 2013. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S.

operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.0 per hour in 2014 and $2.1 per hour in 2013, compared to U.S.$50 and U.S.$47.2 per hour for 2014 and 2013, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit decreased 32%, to Ps. 1,337 million in 2014 compared to Ps. 1,959 million in 2013. This decrease is attributable mainly to an increase of approximately 7% in the average price per ton of steel products sold. As a percentage of net sales, our gross profit was 5% in 2014, compared to 8% in 2013.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 7%, to Ps. 1,194 million in 2014, compared to Ps. 1,117 million in 2013. The increase of Ps. 77 million in 2014 compared to 2013, is attributable principally to administrative expenses of Ps. 51.1 million (including Ps. 1.1 million for depreciation) in our plant under construction in Brazil (in 2013 we did not have administrative expenses in Brazil). In 2014 and 2013, our general and administrative expenses included Ps. 254 million and Ps. 246 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 4% in 2014 and 5% in 2013. Depreciation and amortization expense were Ps. 393 million in 2014 compared to Ps. 385 million in 2013.

Other Operating Income (Expense), Net

We recorded other income, net of Ps. 61 million in 2014, reflecting (i) expenses of Ps. 1 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 2 million related to the write-off of certain account balances (iii) an income of Ps. 29 million related to the sale of scrap and (iv) an income related to other financial operations of Ps. 35 million.

We recorded other expense, net of Ps. 59 million in 2013, reflecting (i) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 62 million related to the write-off of certain account balances and (iii) an income related to other financial operations of Ps. 11 million.

Interest Income

We recorded an interest income of Ps. 25 million in 2014 compared to Ps. 20 million in 2013. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 23 million in 2014 compared to Ps. 28 million in 2013. This decrease was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 474 million in 2014 compared to an exchange loss of Ps. 67 million in 2013; this foreign exchange gain reflected the 13% depreciation of the peso against the dollar in 2014 and the 0.7% depreciation of the peso against the dollar in 2013.

Income Tax

In 2014 we recorded an income tax provision of Ps. 162 million, which included an income tax provision of Ps. 278 million and an income tax benefit for deferred income taxes of Ps. 116 million. In 2013 we recorded an income tax benefit of Ps. 282 million, which included an income tax provision of Ps. 57 million and an income tax benefit for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 339 million.

Our effective income tax rates for 2014 and 2013 were 23.8% and (39.8%), respectively.

According to the Income Tax Law in Mexico, the tax rate for the year 2014 and years thereafter is 30%.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2014 and 2013 where determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

Net Income

We recorded net income of Ps. 518 million in 2014, compared to net income of Ps. 990 million in 2013. This decrease attributable mainly to (i) a 7% increase in the average price per ton of steel products sold (ii) the increase of 7% in our administrative expenses, principally in our plant under construction in Brazil, (iii) a foreign exchange gain of Ps. 474 million in 2014 compared to Ps. 67 million of foreign exchange loss in 2013 and (iv) the provision of income tax for Ps. 162 million in 2014 compared to an income tax benefit of Ps. 282 million in 2013.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2013 and 2014

Net Sales

Net sales increased 5%, to Ps. 14,518 million in 2014 compared to Ps. 13,792 million in 2013. This increase resulted principally from a 2% increase in the average price per ton of steel products and an increase of 44 thousand tons of shipments of finished steel products.

Shipments of finished steel products increased 3%, to 1.419 million tons in 2014, compared to 1.375 million tons in 2013.

The average price of steel products increased 2% in 2014 compared to 2013, mainly as a result of a increase in sales of SBQ.

Cost of Sales

Our cost of sales increased 9%, from Ps. 11,056 million in 2013 to Ps. 12,076 million in 2014, which increase is mainly attributable to a 7% increase in the average price per ton of steel products sold, resulting from an 18% increase in shipments of finished steel products, principally SBQ products (which manufacturing cost is higher than other products that we manufacture). Cost of sales as a percentage of net sales was 83% in 2014, compared to 80% in 2013.

Gross Profit

Our gross profit decreased 11%, to Ps. 2,442 million in 2014 compared to Ps. 2,736 million in 2013. This decrease is attributable mainly to a 7% increase in the average price per ton of steel products sold, resulting from an increase of approximately 18% in shipments of finished steel products, principally SBQ products (which manufacturing cost is higher than other products that we manufacture) compared to an increase of approximately 2% in the average price of steel products volumes shipped. As a percentage of net sales, our gross profit was 17% in 2014, compared to 20% in 2013.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 17%, to Ps. 859 million in 2014, compared to Ps. 733 million in 2013. Such increase is attributable principally to an administrative expenses of Ps. 51.1 million (including Ps. 1.1 million of depreciation) in our plant under construction in Brazil (in 2013 we did not have administrative expenses in Brazil) and other administrative expenses in our plants in Mexico. In 2014 and 2013, our general and administrative expenses included Ps. 245 million and Ps. 246 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 6% in 2014 and 5% in 2013. Depreciation and amortization expense were Ps. 331 million in 2014 compared to Ps. 323 million in 2013.

Other Operating Income (Expense), Net

We recorded other income, net of Ps. 30 million in 2014, reflecting (i) an expenses of Ps. 1 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 2 million related to the write-off of certain account balances (iii) an income of Ps. 4 million related to adjustments in inflation for taxes returned to us and (iv) other income related to other financial operations of Ps. 29 million.

We recorded other expense, net of Ps. 48 million in 2013, reflecting (i) expenses of Ps. 8 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 51 million related to the write-off of certain account balances and (iii) other income related to other financial operations of Ps. 11 million.

Interest Income

We recorded an interest income of Ps. 25 million in 2014 compared to Ps. 17 million in 2013. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 7 million in 2014 compared to Ps. 8 million in 2013. This decrease was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 474 million in 2014 compared to an exchange loss of Ps. 67 million in 2013; this foreign exchange reflected the 13% depreciation of the peso against the dollar in 2014 and the 0.7% depreciation of the peso against the dollar in 2013.

Income Tax

In 2014 we recorded an income tax provision of Ps. 222 million, which included an income tax provision of Ps. 278 million and an income tax benefit for deferred income taxes of Ps. 56 million. In 2013 we recorded an income tax benefit of Ps. 160 million, which included an income tax provision of Ps. 57 million and an income tax benefit for deferred income taxes and deferred Flat-Rate Business Tax (FRBT) of Ps. 217 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2014 and years thereafter is 30%.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2014 and 2013 where determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

Net Income

We recorded net income of Ps. 1,883 million in 2014, compared to net income of Ps. 2,057 million in 2013. This decrease attributable mainly to (i) a 7% increase in the average price per ton of steel products sold,(ii) an increase in our administrative expenses (iii) a foreign exchange gain of Ps. 474 million in 2014 compared to Ps. 67 million of foreign exchange loss in 2013 and (iv) the provision of income tax for Ps. 222 million in 2014 compared to an income tax benefit of Ps. 160 million in 2013.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2013 and 2014

Net Sales

Net sales increased 16%, to Ps. 12,310 million in 2014 compared to Ps. 10,576 million in 2013. This increase resulted principally from a 3% increase in the average price per ton of steel products and an increase of 89 thousand tons of shipments of finished steel products.

Shipments of finished steel products increased 13%, to 778 thousand tons in 2014, compared to 689 thousand tons in 2013.

The average price of steel products increased 3% in 2014 compared to 2013, mainly as a result of higher prices in the steel market. Also, surcharges of scrap have affected the sales price due to a consistently low level of scrap cost.

Cost of Sales

Our cost of sales increased 18%, from Ps. 11,354 million in 2013 to Ps. 13,416 million in 2014, which increase is mainly attributable to a 13% increase in shipments of finished steel products, the increase of 5% in the average price per ton of steel products sold. Cost of sales as a percentage of net sales was 109% in 2014, compared to 107% in 2013.

Gross (Loss) Profit

Our gross loss was Ps. 1,106 million in 2014 compared to Ps. 778 million of gross loss in 2013. This gross loss is attributable mainly to an increase of 5% in the average price per ton of steel products sold. As a percentage of net sales, our gross loss was 9% in 2014, compared to 7% of gross loss in 2013. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 13%, to Ps. 335 million in 2014, compared to Ps. 383 million in 2013.

Operating expenses as a percentage of net sales were 3% in 2014 and 4% in 2013. Depreciation and amortization expense were Ps. 62 million in 2014 compared to Ps. 62 million in 2013.

Other Operating Income (Expense), Net

We recorded other income, net of Ps. 31 million in 2014, reflecting an income of (i) Ps. 29 million related to the sale of scrap and (ii) Ps. 2 million related to other financial operations.

We recorded other expense, net of Ps. 11 million in 2013, reflecting an expense of Ps. 11 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0.4 million in 2014 compared to Ps. 3 million in 2013.

Interest Expense

We recorded an interest expense of Ps. 25 million in 2014 compared to Ps. 25 million in 2013.

Income Tax

In 2014 we recorded an income tax benefit of Ps. 60 million for deferred income taxes. In 2013 we recorded an income tax benefit of Ps. 122 million, for deferred income taxes.

Net Loss

We recorded net loss of Ps. 1,374 million in 2014, compared to net loss of Ps. 1,072 million in 2013. This increase in our net loss is attributable mainly to the increase of 5% in the average price per ton of steel products sold including the costs associated with the new electric arc furnace which began operations in July 2014 in our plant in Lorain, Ohio.

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

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2013 and 2012 where determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

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

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17%

for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2013 and 2012 where determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

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

Foreign Exchange (Loss) Gain

We recorded a foreign exchange loss of Ps. 0 million in 2013 compared to an exchange loss of Ps. 1 million in 2012.

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

Since December 2008, Republic temporarily idled its Lorain, Ohio blast furnace facility due to economic conditions. Management has no near-term plans to restart the facility. The Company has property, plant, and equipment with a net book value of approximately $10.4 million pertaining to the blast furnace facility. The blast furnace assets are idled temporarily and accordingly, depreciation expense has continued to be recorded as a period cost. We continually evaluate the idled facility for impairment and believe that with the expected continued recovery of the industries into which we supply and resulting expected demand in those markets, the blast furnace facility will be restarted in the future (but not likely in 2015). Accordingly, no impairment has been recorded to date. We continue to incur costs to maintain the temporarily idled facility (such costs are charged to period expense) in anticipation of bringing the facility back on line. Restarting the facility would require certain expenditures to restore the equipment to productive status primarily inside the furnace area that utilizes refractory lining. However, there remains significant uncertainty as to if and when the blast furnace will be restarted and we cannot provide any assurances that we will restart the facility at all or on economically feasible terms. As of December 31, 2013 and 2014, there was no impairment charge related to the Republic facilities.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2013 and 2014 there was not impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2013 and 2014, there was no impairment charge related to the San Luis facilities.

As of December 31, 2014, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 12%; and
•	sales: we estimate an increase in sales of approximately 5% in 2015 and 2016, mainly attributable to the increase in volume by mesh products, as a result of an investment to increase the production of mesh by approximately 42%. After 2016, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

As of December 31, 2013, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 11.5%; and
•	sales: we estimate an increase in sales of approximately 31% in 2014, mainly attributable to the increase in volume by mesh products, as a result of an investment to increase the production of mesh by approximately 136%. After 2015, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of them are not yet effective:

•	IFRS 2, Share Based Payment (Annual Improvements to IFRS 2010-2012 Cycle);

•	IFRS 3, Business Combinations (Annual Improvements to IFRS 2010-2012 Cycle);

•	IFRS 3, Business Combinations (Annual Improvements to IFRS 2011-2013 Cycle);

•	IFRS 8, Operating Segments (Annual Improvements to IFRS 2010-2012 Cycle)

•	IFRS 13, Fair Value Measurement (Annual Improvements to IFRS 2011-2013 Cycle);

•	IAS 16, Property, Plant and Equipment (Annual Improvements to IFRSs 2010-2012 Cycle);

•	IAS 24, Related Party Disclosures (Annual Improvements to IFRS 2010-2012 Cycle);

•	IAS 38, Intangible Assets (Annual Improvements to IFRSs 2010-2012 Cycle); and

•	IAS 40, Investment Property (Annual Improvements to IFRSs 2011-2013 Cycle)

Annual Improvements to IFRS 2012-2014 Cycle:

•	IFRS 5, Non-current Assets Held for Sale and Discontinued Operations;

•	IFRS 7, Financial Instruments (revelations);

•	IFRS 9, Financial Instruments (amendments);

•	IAS 10, Consolidated Financial Statements: Amendments IFRS 10 and IAS 28; and

•	IFRS 11, Joint Arrangements: Amendments to the Acquisition of Participation in Joint Operations

At the date of issuance of these consolidated financial statements, we have not had any effect with these new standards on its financial information.

B.	Liquidity and Capital Resources

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

On December 31, 2012, 2013 and 2014, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2014 and 2013, Republic had U.S.$50 million, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2011 we had cash and cash equivalents of Ps. 6,537 million, as of December 31, 2012 we had cash and cash equivalents of Ps. 8,102 million, as of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million and as of December 31, 2014 we had cash and cash equivalents of Ps. 7,003 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2012, 2013 and 2014:

Principal Cash Flows

	Years ended December 31,
	2012	2013	2014
Funds provided by operating activities	3,655	2,051	1,370
Funds used in investing activities	(1,507)	(2,947)	(2,060)
Funds used by financing activities	(23)	(259)	(48)

Our net funds provided by operations were Ps. 1,370 million in 2014 compared to Ps. 2,051 million in 2013. The decrease of Ps. 681 million in the net funds provided by operation between 2014 and 2013 originated mainly from the decrease in our gross profit. Our net funds provided by operations were Ps. 2,051 million in 2013 compared to Ps. 3,655 million in 2012. The decrease of Ps. 1,604 million in the net funds provided by operation between 2013 and 2012 originated mainly from the decrease in net sales.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 2,060 million in 2014 compared to Ps. 2,947 million in 2013. In addition we invested Ps. 305 million in the acquisition of shares of public companies for trading. Our net funds used in investing activities were Ps. 2,947 million in 2013 compared to Ps. 1,507 million in 2012. We attribute our net funds used in investing activities primarily to the acquisition of new facilities and property, plant and equipment.

Our net funds used by financing activities in 2014 were Ps. 48 million, compared to Ps. 259 million by financing activities in 2013. In 2014 we used Ps. 26 million to repurchase of our own shares. Our net funds used by financing activities in 2013 were Ps. 259 million, compared to Ps. 23 million by financing activities in 2012. In 2013 we used Ps. 230 million to repurchase of our own shares. We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value in 2014 and 2013.

As of December 31, 2014, we have the following commitments for capital expenditures:

On September 27, 2011, we entered into an agreement with SMS Concast AG. ("Concast") for the manufacture of the melt shop equipment to be used by our subsidiary GV do Brazil Industria e Comercio of Aço LTDA with a capacity of 520,000 tons of annual steel billet for the production of rebar and wire production with an arc furnace of 65,000 tons. The purchase price was $15 million Euros, to be paid in dollars at a fixed exchange rate of 1.3764 U.S. dollars per Euro. At December 31, 2014 only 10% remains outstanding, which will become due once the performance tests are complete. The estimated date of completion and subsequent payment of the balance is May 2015.

On November 18, 2011 we entered into an agreement with SMS Meer S. p. A. (“Meer”) providing for the acquisition from Meer of a rolling mill to be used by our subsidiary GV do Brasil Indústria e Comércio de Aço Ltda., with a production capacity of 400,000 tons of wire and rebar. The purchase price was 19.6 million Euros, to be paid in dollars at a fixed exchange rate of 1.3482 dollars per euro. At December 31, 2014 payment for only 10% remains outstanding, which will become due upon signing of the Certificate of Final Acceptance. Given that Meer has not completed the assembly, the signature of the certificate of acceptance and subsequent payment is still pending.

On August 21, 2012, we entered into a contract with the supplier Russula, SA (“Russula”) for the development of a treatment plant wastewater for our subsidiary GV do Brasil Industria e Comercio of Aço LTDA for an amount of US$ 5.4 million. At December 31, 2014 payment for only 10% remains outstanding, which will be made against delivery of the final acceptance certificate of the plant and the warranty. Due to a series of delays in the completion of the assembly by Russula, final payment is pending and is estimated to be paid in May 2015.

On August 30, 2012, we entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for the development of two overhead cranes for our subsidiary GV do Brasil Industria e Comercio of Aço LTDA for an amount of US$ 4.1 million. At December 31, 2014 payment for only 10% remains outstanding and the balance will be paid upon delivery of the proforma invoice and final acceptance certificate. Due to a failure to make the final testing of the equipment, payment has not been made and is expected for May 2015.

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks “SAN” and “Aceros San Luis”. The trademark “Grupo Simec” is registered with the IMPI. Also, a patent is currently in process of registration before the IMPI entitled in favor of Simec International 6, S.A. de C.V.

D.	Trend Information

In the first quarter of 2015 net sales increased 4% compared to the fourth quarter of 2014. Sales in tons of finished steel increased 5% in the first quarter of 2015 compared with the fourth quarter of 2014. Prices of finished products sold in the first quarter of 2015 decreased approximately 0.1% compared to the fourth of quarter 2014.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2014:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	755	—	—	—	755
Short-term debt obligations	4	—	—	—	4
Long-term contractual obligations (see paragraph below)	14	23	—	—	37
Total	783	35	—	—	818

(1)	Ps. 750 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 5 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2017. During 2014, 2013 and 2012, the expenses for operating leases were U.S.$1.3 million, U.S.$6.9 million and U.S.$7.4 million, respectively. As of December 31, 2014, total future minimum lease payments under non-cancelable operating leases are U.S.$1.1 million in 2015, U.S.$0.9 million in 2016 and U.S.$0.7 million in 2017. At December 31, 2014 there are no additional obligations after 2017.

In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic to receive payments for allowing reduction of electricity demands during identified time periods. The agreement was not renewed by Republic upon the annual expiration in May 31, 2012. Republic recognized income of U.S.$ 2.4 million from this agreement in June 2012. Income was recognized after Republic fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. In January 2013, Republic entered into a similar agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. Republic recognized income of U.S.$ 2.0 million and of U.S.$ 0.2 million from this agreement in 2014 and in 2013, respectively. Unlike the previous agreement, the payments are earned per event and accrued.

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

The current members of our board of directors were nominated and elected to such position at the 2015 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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
74

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

For the years ended December 31, 2014 and 2013, we paid no fees to our seven directors, and the aggregate compensation our executive officers earned was approximately Ps. 30.3 million and Ps. 35.3 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

The audit and corporate practices committee is currently composed of three members. Rodolfo García Gómez de Parada, the chairman of the audit and corporate practices committee, was elected at our annual ordinary shareholders’ meeting held on April 24, 2015, and Gerardo Arturo Avendaño Guzmán and Raúl Arturo Pérez Trejo were appointed. Rodolfo García Gómez de Parada has been appointed as the “audit committee financial expert.”

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

As of December 31, 2014, we had 4,861 employees (2,735 were employed at our Mexico facilities, of whom 1,450 were unionized, and 2,126 were employed at Republic facilities, of whom 1,769 were unionized) compared to 5,117 employees as of December 31, 2013, (2,689 were employed at our Mexico facilities, of whom 1,510 were unionized, and 2,428 were employed at Republic facilities, of whom 1,956 were unionized). As of December 31, 2012, we had 5,086 employees (2,814 were employed at our Mexico facilities, of whom 1,576 were unionized, and 2,272 were employed at Republic facilities, of whom 1,826 were unionized).

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
78

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

Collective Bargaining Agreements

Eighty-three percent of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). On March 29, 2012, the USW ratified a new agreement that expires on August 15, 2016 (labor agreement).  For the Mexican operations, approximately 53% of the employees are under collective bargaining agreements, which expire as described above.

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

The Company obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S. $1.68 per hour for each covered employee’s contributory hours, as defined under the plan. The Company contributions to this plan in the years ended December 31, 2014 and 2013 amounted U.S. $5.8 million and U.S. $5.7 million, respectively.

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

A pension plan generally will be considered in a state of "endangered" if at the beginning of the plan year the funded percentage of the plan is less than 80 percent or in "critical" if the percentage is less than 65 percent. If a pension plan enters endangered status, it requires plan administrators to adopt a funding improvement plan. Similarly, if a pension plan enters critical status, it requires plan administrators to adopt a rehabilitation plan. Republic's plan was neither endangered nor critical status for the years ended December 31, 2014 and 2013.

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

Republic’s participation in the SPT for annual periods ended December 31, 2014 and 2013, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions ($ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2014	2013	FIP/RP Status Pending/ Implemented(b)	2014	2013	2013	2012	Expiration of Collective Bargaining Agreement
Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$5,785	$5,738	No	No	August 15, 2016
(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2014 and 2013 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2014 and 2013, the Company recorded expenses of U.S.$10.4 million and U.S.$10.4 million, respectively, related to this welfare plan.

Republic recorded combined expenses of U.S.$16.7 million and U.S.$16.2 million for the years ended December 31, 2014 and 2013, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended

December 31, 2014 and 2013, the Company recorded expense of U.S.$2.3 million and U.S.$2.5 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U,S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. No expense was recorded under this plan during the years ended December 31, 2014 and 2013.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2014 and 2013, the profit sharing plan was based upon achieving certain inventory and shipment targets. Republic paid $0.1 million and $0.4 million to employees covered by the profit sharing plans during the years ended December 31, 2014 and 2013, respectively.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 85% of our series B shares. At March 31, 2015, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Item	7. Major Shareholders and Related Party Transactions
A.	Major Shareholders

As of March 31, 2015, we had 492,105,320 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 85% of our series B shares. Rufino Vigil González, the chairman of our board of directors, owns, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of March 31, 2015.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.9%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.2%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.3%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.3%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	73,418,571	14.9%
Total	492,105,320	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family. In 2013, Proyectos Comerciales el Ninzi, S.A. de C.V. and Compañía Mexicana de Tubos, S.A. de C.V. effected a split and subsequent merger therefore transferring their shares in the Company to Vigon Control, S. de R.L de C.V.

At March 31, 2015, 492,105,320 series B common shares were held in Mexico by approximately 501 shareholders who were record holders in Mexico and 16 were ADS record holders in the United States. The ADS represent 4,404,033 common shares. At March 31, 2015 we have 5,603,894 treasury shares for repurchase of our own shares and the total issued shares are 497,709,214.

B.	Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See Note 18 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million or Ps. 1,403 million) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8%. We financed our portion of the purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2011, these sales totaled Ps. 31 million, in 2012 these sales totaled Ps. 181 million, in 2013 these sales totaled Ps. 83 million and in 2014 these sales totaled Ps. 4 million. In addition, in 2011, 2112, 2013 and 2014 we purchased Ps. 66 million, Ps. 113 million, Ps. 30 million and Ps. 18 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2011 we paid Ps. 14 million, in 2012 we paid Ps. 16 million, in 2013 we paid Ps. 16 million and in 2014 we paid Ps. 21 million.

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

The tax authorities in Mexico have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines. Currently the authority is reviewing certain of our subsidiaries, however its review is not yet completed.

United States

Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2014, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

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

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2014 PS is awaiting a final decision from DTSC.

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

The daily load of 5 trucks of land in PS is made in the presence of DTSC staff. At December 31, 2014, PS had already shipped 27,800 tons of material to the Mexicali plant. To date, only a pile estimated to contain between 7,000 to 8,000 tons of material is still pending to be shipped, such pile is classified as RCRA (dangerous for Federal purposes). PS is in the process of obtaining the permits to ship this type of material with the Mexican authorities. The process began in early 2013, but the response of the authorities has been slow, however, permits are expected to be granted by July 2015.

On April 9, 2015 we received a letter from the Attorney General / Department of Justice of the State of California where PS is required to present a program for transporting contaminated soil stack classified as RCRA to an authorized confinement in the United States on or before April 22, 2015. The program must include plans to carry out the remaining shipments no later than July 9, 2015. The authority warned that if PS fails to comply, the DTSC will immediately proceed with a civil lawsuit seeking the maximum amount of fines established by law and relevant judicial redress.

On April 21, 2015, PS send a letter to the Attorney General explaining that contrary to what the letter says, the authorities in Mexico have not denied permission to PS but have simply requested that a separate application format be submitted, such was submitted and received by the authorities on April 17, 2015 and is expected to be approved in a maximum of 60 days. PS have requested the authority to grant an extension on the obligation to ship proceeds to confinement in the United States, pending obtaining the necessary permits in Mexico. PS is uncertain whether the authority will accept this proposal.

Based on the experience of shipments in 2013 and 2014, we believe that the cost of shipping the remaining piles would result in a total of between US$0.3 million and US$0.5 million. At December 31, 2014, we have created a reserve for US$0.4 million under the heading of other payables in our consolidated statement of financial position.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2014 and 2013, we had a reserve to cover probable environmental liabilities totaling U.S.$2.8 and U.S.$3.3 million, respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2014, the current and non-current portions, U.S.$1.0 million and U.S.$1.8 million, respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

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

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2010	37.80	28.20	9.08	6.49
2011	35.00	25.16	8.85	5.53
2012	61.99	31.00	14.39	6.96
2013	64.62	45.54	15.37	10.15
2014	66.99	42.13	15.17	8.50

2012
First Quarter	40.99	31.00	9.74	6.96
Second Quarter	45.00	38.01	10.50	8.24
Third Quarter	52.89	41.22	12.49	9.17
Fourth Quarter	61.99	49.14	14.39	11.23

2013
First Quarter	64.62	51.00	15.37	10.15
Second Quarter	59.89	50.56	14.54	11.31
Third Quarter	57.60	45.66	13.49	10.23
Fourth Quarter	55.63	45.54	12.89	10.39

2014
First Quarter	57.07	47.33	12.86	10.67
Second Quarter	63.49	47.22	14.31	10.84
Third Quarter	66.99	56.90	15.17	12.77
Fourth Quarter	61.50	42.13	13.66	8.50

2015
First Quarter	50.63	40.05	9.98	7.84
Second Quarter (through May 8)	44.98	41.07	9.00	7.77

2015
January	50.63	41.41	9.98	8.24
February	45.00	40.05	9.00	7.90
March	45.10	40.73	8.99	7.84
April	44.98	41.07	8.87	7.98
May (through May 13)	44.71	41.22	9.00	7.77

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

In our Ordinary Shareholders Meeting held on April 8, 2013, an increase in the reserve for repurchase of shares to Ps. 1,000 million was approved. In 2013, we repurchased 20,995,846 shares, of which 16,574,828 we resold. At December 31, 2013, we had 4,421,018 treasury shares. In 2014, we repurchased 50,465,224 shares, of which 49,666,448 we resold. At December 31, 2014, we had 5,219,794 treasury shares.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2014 , or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares represented or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the depositary and will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate U.S. holders with respect to the series B shares and ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the series B shares and ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and we believe we are eligible for the benefits of the income tax treaty between Mexico and the United States. Dividends will also qualify as “qualified dividends” if paid with respect to shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since our series B shares are not regularly traded on an established securities market in the United States, we do not believe that dividends that we pay on our series B shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 or our 2014 taxable year.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2014 of gains realized from the disposition.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 61% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2014 and 2013 we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2014 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 74.1 million (U.S.$5 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2014 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2015. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2014, 2013 or 2012.

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

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by BDO and by Marcelo de los Santos, S.C., a practice member of Moore Stephens, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financing reporting were not effective at December 31, 2014.

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
103

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

Fiscal Year Ended December 31, 2014

In our assessment of our internal controls over financial reporting for the year ended December 31, 2014, the following material weaknesses were identified by us:

•	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.
•	Inadequate distribution and segregation of duties within the accounting department in the Mexican Subsidiaries due to insufficient resources. Additionally, the internal audit staff was reduced and considered insufficient to fulfill their role.
•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) non-operating and outdated whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment; the internal audit plan was not carried out in full and did not include tests about risk assessment, including environmental, fraud, compliance with laws and review of the consolidated financial statements; (x) lack of committees to review, approve and make risk assessments of all our contracts, and (xii) informal communications of deficiencies and remediation plan to the areas and managers involved.
•	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries and intercompany reconciliations, resulting in material accounting errors.
•	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.
•	SimRep did not maintain effective controls relating to accounting of certain capital expenditures and related fixed assets were found. Lastly, the evaluation for impairments is not reasonable given actual results of such Subsidiary.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness, these significant deficiencies include (i) ineffective controls and insufficient supporting documentation for closings of periods end and financial statements review and authorization; the related procedures were incomplete and do not include specific procedures to enter transactions into the general ledger, to select and apply accounting policies and have not been updated in the last 3 years, which such controls are necessary to give reasonable assurance of compliance with IFRS, (ii) no evidence of review of some account balances, such as fixed assets, sales and tax calculations by the responsible individuals; there is also no evidence of review of the financial statements by the General Manager of Corporación Aceros DM, S.A de C.V., (iii) undocumented processes and deficient controls in the access to the information systems, (iv) deficient controls to review and approve cost calculations of finish goods, period end costs and inventories and cost of sales report, (v) lack of physical inventory of fixed assets in several years; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.
105

C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Grupo Simec, S.A.B. de C.V.

We have audited Grupo Simec, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). Grupo Simec, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, wholly owned subsidiaries, which total combined assets represent approximately 9% of the total consolidated assets as of December 31, 2014 and its net combined sales for the year then ended represented approximately a 5% of the total net consolidated sales. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed a qualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

(1) Lack of appropriate monitoring of weaknesses reported on previous years due to their prevalence on the report of this year.

(2) Many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties and insufficient internal audit staff.

(3) Regarding the entity-level controls and control environment, considering the COSO 1992 established by the Company, the framework elements needs to be applied to protect the Company about significant deficiencies that could affect the effectiveness of the internal controls, however, we found these deficiencies, (a) improper controls to define, review and prove the disclosures in the financial statements and also the review and approval of the 20-F Report, (b) whistleblower line in the Company and Mexican subsidiaries not fully operational and contact information the website is not updated, (c) ineffective controls in the patents registry, (d) insufficient diffusion of the ethical code and poor promotion of strong control environment and internal controls in accordance the COSO model, (e) control processes not integrated under one single Enterprise Resource Planning (ERP) system, (f) lack of accounting manual with instructions on most of accounting records, (g) lack of a specific procedure for the approval of transactions with related parties, (h) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS, (i) lack of IFRS and Consolidation expertise in the Internal Audit department in Mexico which limited the scope of the Management Assessment; also the internal audit plan was not carried out in full and does not include test about risk assessment an environmental, fraud and compliance with law and review of the Consolidated Financial Statements, (j) lack of Committees to assess company contracts, and evaluation of internal and external risks to measure the level of impact and mitigation plans for identified risks, and (k) informal communication of deficiencies and remediation plan to the areas and managers involved.

The combination of these deficiencies constitute a material weakness, there are a reasonable possibility that material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

(4) Lack of appropriate accounting resources during 2014 at the corporate that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process and intercompany reconciliation. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

(5) Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough depth analysis. Consequently the preparation of the figures of the consolidation is complex because there is not enough detail to allow carrying out a clear and precise understanding of the operations contained.

(6) In the subsidiary level, SimRep Corporation and Subsidiaries did not maintain effective control relating to the accounting of certain capitalized expenditures and related fixed assets, and the evaluation for impairment are not reasonable given actual results of the Company.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of 2014 financial statements and this report does not affect our report dated May 14, 2015 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. and subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO 1992 criteria. The other auditors issued an adverse opinion of Corporación Aceros DM, S.A. de C.V. and subsidiaries.

The other auditors issued also an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, noting that significant deficiencies were detected on Corporación Aceros D.M., S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include:, (i) Management has a deficiency in operation regarding to the controls related on the supporting documentation of the reviewing and authorization process over financial closing, there is not enough procedures for such closing process, such as procedures to enter transactions into general ledger and procedures related to the selection and application of accounting policies and shown procedures have at least 3 years non-update. The above mentioned, to provide reasonable assurance regarding the reliability of that stated in the IFRS, (ii) lack of evidence of review by responsible of area in balances stated for some accounts such as fixed assets, sales, tax calculation, and General Director of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, does not sign any Financial Statement, (iii) undocumented process and deficient controls in the control access to the information systems, (iv) deficient controls to review and approve cost calculation of finished goods and the closing of costs and inventories and the report of cost of sales, (v) lack of physical inventory of fixed assets in several years; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows for the three years ended December 31, 2014, 2013 and 2012, and our report dated May 14, 2015 expressed an unqualified opinion thereon. We did not audit the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2014 and 2013, which total combined assets represent approximately 9% and 10% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2014, 2013 and 2012 represented 5%, 14% and 5% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

Castillo Miranda y Compañía, S.C.
Member of BDO International

C.P.C. Carlos Rivas Ramos

Guadalajara, Jalisco, Mexico
May 14, 2015

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
109

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

Fiscal Year Ended December 31, 2014

As a result of our evaluation on the effectiveness of our internal controls for the year ended December 31, 2014 and the material weakness and deficiencies identified during that period, we will need to increase the resources allocated to implement the remedial measures due to prevalence of deficiencies from previous years, if we implement the following remedial measures, we believe such are reasonably likely to materially improve our internal controls over financial reporting:

•	We will allocate the required resources to review and reform our entity level controls to ensure compliance with the COSO framework, complete the transition to the COSO 2013 framework and address all the issues that were found on our 2014 assessment of our internal control.
•	We will increase the internal audit staff to execute testing of control activities that was not otherwise executed on the 2014 Management Assessment.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican Subsidiaries in order to improve internal controls over financial reporting and to avoid the errors found with respect to our financial statement closing process, and preparation of financial statements under IFRS.
•	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will assign more resources to implement the remedial measures that have not been implemented in the last three years and to complete the transition into the 2013 COSO framework.
Item	16. Reserved

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2013 and 2014, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee has engaged BDO, as independent auditors to prepare our consolidated financial statements, as of and for the years ending December 31, 2014 and 2013. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continues to be audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens.

Audit Fees. We paid Ps. 11.2 million in fees to BDO in connection with the audit and preparation of our annual consolidated financial statements for 2014, included in our annual report on Form 20-F, and Ps. 2.3 million to Marcelo de los Santos, S.C., for the corresponding audit of Aceros DM and subsidiaries and affiliates. We paid Ps. 11.1 million in fees to BDO in connection with the audit and preparation of our annual consolidated financial statements for 2013, included in our annual report on Form 20-F, and Ps. 2.3 million to Marcelo de los Santos, S.C., for the corresponding audit of Aceros DM and subsidiaries and affiliates.

Audit Related Fees. In 2014 and 2013, we did not incur in any expenses associated with audit related fees.

Tax Fees. In 2014 and 2013, we did not incur in any expenses associated with tax compliance.

Other Fees. We only paid other fees to BDO in 2013 in the amount of Ps. 0.7 million and Ps. 0.8 million in 2014.

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

The Audit Committee approved all of the services incurred in 2013 and 2014, described as “Audit Fees,” “Audit Related Fees”, “Tax Fees”, and “Other Fees,” in accordance with our policy on auditor independence.

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

By:/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By: /s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: May 15, 2015

Grupo Simec, S.A.B. de C.V. and subsidiaries

(subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2014 and 2013, nor the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2014, 2013 and 2012, which total consolidated assets represent approximately 9% and 10% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2014, 2013 and 2012 represented 5%, 14% and 5% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the others auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Grupo Simec, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors. Our report dated May 14, 2015 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Compañía, S.C.

/s/ Carlos Rivas Ramos
Carlos Rivas Ramos
Guadalajara, Jalisco, Mexico
May 14, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Corporación Aceros D.M., S.A. de C.V.

We have audited the accompanying consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2014 and 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all other material respects, the financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, as of December 31, 2014 and 2013, and the comprehensive results of their operations, the changes in stockholders' equity and cash flows for each of the three years ended December 31, 2014, 2013 and 2012, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

Corporación Aceros D.M., S.A. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Our report dated May 14, 2015 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

San Luis Potosi, S.L.P. May 14, 2015

Marcelo de los Santos y Cía., S.C.

Carlos de los Santos Anaya, C.P.A.

Professional identity Card 3558271

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In thousands of Mexican pesos)

	Note	2 0 1 4	2 0 1 3
Assets
Current assets:
Cash and cash equivalents	6	$7,003,373	$6,984,730
Other investments	6	305,085
Trade receivables, net	7	2,756,150	2,311,740
Related party receivables	18-b	174,427	150,999
Recoverable taxes	8	578,033	531,040
Other receivables		193,350	106,474
Inventories, net	9	6,521,180	5,931,001
Prepaid expenses		141,439	185,647

Total current assets		17,673,037	16,201,631

Non-current inventories, net	9	1,703,582	1,693,299
Property, plant and equipment, net	10	13,619,337	12,168,073
Intangible and other non-current assets, net	11	2,900,533	3,216,844

Total assets		$35,896,489	$33,279,847

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$4,450	$3,946
Trade accounts payable	13	3,656,895	3,009,471
Related party payable	18-b	754,791	765,036
Accrued expenses and taxes other than income taxes	13	574,029	511,639
Taxes payable		555,372	414,537
Income tax payable		275,344

Total current liabilities		5,820,881	4,704,629

Long term liabilities:
Employee benefits	14	83,499	81,396
Deferred income tax	15	2,156,077	2,206,364
Other liabilities		55,387	12,493

Total long-term liabilities		2,294,963	2,300,253

Total liabilities		8,115,844	7,004,882

Contingencies and Commitments	24 and 25

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,170,857	4,150,282
Retained earnings		18,382,594	17,179,070
Repurchase of own capital stock reserve		726,959	773,150
Cumulative translation effects in foreign subsidiaries		927,162	11,918

Total controlling interest		27,039,840	24,946,688
Non-controlling interest	17	740,805	1,328,277

Total stockholders’ equity		27,780,645	26,274,965

Total liabilities and stockholders’ equity		$35,896,489	$33,279,847

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican pesos, except earnings per share figures)

	Note	2 0 1 4	2 0 1 3	2 0 1 2
Net sales		$26,828,761	$24,368,940	$29,523,967
Cost of sales	19	25,492,298	22,410,267	25,960,164

Gross profit		1,336,463	1,958,673	3,563,803

Administrative expenses	19	1,193,718	1,116,659	1,228,322
Other operating (income) expense, net	20	(60,554)	59,161	(181,229)
Interest income		(25,139)	(20,398)	(23,594)
Interest expense		22,614	28,714	23,025
Foreign exchange (gain) loss, net		(474,092)	66,506	509,899

Income before income taxes		679,916	708,031	2,007,380

Income taxes (benefit)	15	161,997	(281,568)	53,632

Net income for the year		517,919	989,599	1,953,748

Other comprehensive income (loss):
Translation effects of foreign subsidiaries		1,013,377	(152,658)	(443,118)
Fair value of derivative financial instruments, net of income taxes			1,060	25,300

Total other comprehensive income (loss) for the year, net of income taxes		1,013,377	(151,598)	(417,818)

Comprehensive income for the year		$1,531,296	$838,001	$1,535,930

Net income (loss) attributable to:
Controlling interest		$1,203,524	$1,516,553	$2,069,982
Non-controlling interest		(685,605)	(526,954)	(116,234)

Net income for the year		$517,919	$989,599	$1,953,748

Comprehensive income (loss) attributable to:
Controlling interest		$2,118,768	$1,361,422	$1,850,221
Non-controlling interest		(587,472)	(523,421)	(314,291)

Comprehensive income for the year		$1,531,296	$838,001	$1,535,930

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		492,781	495,732	497,709

Income per share (controlling interest) (pesos)	4-n	$2.44	$3.06	$4.16

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2011	$2,832,268	$4,153,850	$14,592,535		$413,170	$(26,360)	$21,965,463	$2,165,989	$24,131,452

Comprehensive income (loss)			2,069,982		(245,061)	25,300	1,850,221	(314,291)	1,535,930

Balance as of December 31, 2012	2,832,268	4,153,850	16,662,517		168,109	(1,060)	23,815,684	1,851,698	25,667,382

Reserve for repurchase of own capital stock			(1,000,000)	$1,000,000
Repurchase of own capital stock, net		(3,568)		(226,850)			(230,418)		(230,418)
Comprehensive income (loss)			1,516,553		(156,191)	1,060	1,361,422	(523,421)	838,001

Balance as of December 31, 2013	2,832,268	4,150,282	17,179,070	773,150	11,918	-	24,946,688	1,328,277	26,274,965

Repurchase of own capital stock, net		20,575		(46,191)			(25,616)		(25,616)
Comprehensive income (loss)			1,203,524		915,244		2,118,768	(587,472)	1,531,296

Balance as of December 31, 2014	$2,832,268	$4,170,857	$18,382,594	$726,959	$927,162	$-	$27,039,840	$740,805	$27,780,645

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Mexican pesos)

	2 0 1 4	2 0 1 3	2 0 1 2

Operating activities:
Net income	$517,919	$989,599	$1,953,748

Adjustments for:
Depreciation and amortization	1,117,906	1,052,900	1,012,022
Employee benefits	2,103	3,527	10,096
Allowance for slow moving inventories	92,441	70,219	(56,062)
Allowance for doubtful accounts	(99,740)	(12,428)	9,436
Interest income from investing activities	(25,139)	(20,398)	(23,594)
Interest expense from financing activities	22,614	28,714	23,025
Unrealized foreign exchange (gain) loss, net	(559,681)		479,862
Income taxes	161,997	(281,568)	53,632
	1,230,420	1,830,565	3,462,165

(Increase) decrease in trade receivables	(195,756)	(72,246)	725,462
(Increase) decrease due from related party receivables	(20,002)	(32,997)	46,379
(Increase) decrease in inventories	(5,955)	259,495	(712,039)
(Increase) decrease in other accounts receivable, recoverable taxes and prepaid expenses	(56,450)	(229,431)	23,683
Increase in trade accounts payable	318,081	658,409	153,189
(Decrease) increase in due to related party payable	(93,727)	68,838	8,293
Increase (decrease) in accrued expenses and taxes other than income taxes	193,369	(431,480)	(52,557)

Net cash flows provided by operating activities	1,369,980	2,051,153	3,654,575

Investing activities:
Investing in shares of subsidiary company			(26,796)
Acquisition of property, plant and equipment	(1,858,358)	(3,177,950)	(1,303,974)
Decrease (increase) in other non-current assets	78,034	210,033	(199,845)
Other investments	(305,085)
Interest income collected	25,139	20,398	23,594

Net cash flows used in investing activities	(2,060,270)	(2,947,519)	(1,507,021)

Financing activities:
Repurchase and placement of own capital stocks, net	(25,616)	(230,418)
Interest expense paid	(22,614)	(28,714)	(23,025)

Net cash flows used in financing activities	(48,230)	(259,132)	(23,025)

Net (decrease) increase in cash and cash equivalents	(738,520)	(1,155,498)	2,124,529

Cash and cash equivalents at beginning of year	6,984,730	8,102,314	6,537,088

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	757,163	37,914	(559,303)

Cash and cash equivalents at end of year	$7,003,373	$6,984,730	$8,102,314

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2014, 2013 and 2012

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

Part of the Company’s shares of stock are listed on the Mexican Stock Exchange and in the New York Stock Exchange.

2.	Significant events

a.	On August 8, 2013, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company) (the “companies”), acquired shares of a company named Carrier Seehafen Operadora Marítima, S.A.P.I. de C.V (Seehafen). These companies purchased 500 shares of Class "I", ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 99,000 shares of Class "II" which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 43,839. By the Extraordinary General Meeting of Shareholders of Seehafen held also on August 8, 2013, there were approvals of: the ratification of the shares transactions described above, the denomination change of Seehafen to Simec International 9, S.A.P.I de C.V (Simec 9), the modification of the company name and the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V, so from that date the Company consolidates the financial statements of Simec 9.

Seehafen was formed by split of another company on August 3, 2012, which was referred to tax loss by $ 982,951. The statement of financial position at the date of acquisition was as follows:

Assets:
Other receivables	$2
Stockholders' equity	$2

b.	At the Extraordinary general meeting of Shareholders of Simec USA Corporation (Simec USA) and Simec International 5, Inc. (Simec 5), held on November 20, 2013, was authorized the merger of these companies, subsisting Simec USA and extinguishing Simec 5.

c.	At the Extraordinary general meeting of Shareholders of Compañía Siderúrgica del Pacifico, S.A. de C.V., Comercializadora Msan S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Productos Siderúrgicos Tlaxcala, S.A. de C.V. held on November 30, 2013 and with date of December 2nd, 2013, Comercializadora Simec, S.A. de C.V., Siminsa E, S.A. de C.V. and Siderúrgica de Baja California, S.A. de C.V. was authorized the merger of all these companies, subsisting the first company and extinguishing all the others.
F-8

d.	On October 30, 2012, Grupo Simec, S.A.B. de C.V. and Corporación ASL, S.A. de C.V. (subsidiary company), purchased shares of a company named Orge S.A. de C.V. (Orge), for $ 26,796. On the same date, Corporación ASL, S.A. de C.V., increased the capital stock in Orge by $ 66,725, which was used to pay an Orge liability at that date. The Company acquired one share of class “I”, “B”, which represented 0.01% of the shares of that class and 53,564,127 shares of class “II”, “L”, representing 100% of the shares of that class. These shares do not have par value and shares of class “II” are restricted, limited and have no power to determine the management of the company; however the Board of Directors is formed by directors and stockholders of Grupo Simec, S.A.B. de C.V., thus, from the date of acquisition the Company consolidates the financial statements of Orge. Orge was incorporated on July 19, 2012 through a spin off, tax losses of $ 497,793 were transmitted prior to the Company’s acquisition of the shares, Orge had a loss on the sale of some securities that originated in a tax loss of $ 1,700,461, which part of these were used in their tax return. The principal activities of Orge are the manufacture and sale of iron and steel products and it commenced operations in November 2012. The condensed statement of financial position at the date of acquisition was as follows:

Assets:
Deferred income tax	$93,521

Liabilities:
Creditors	66,725
Stockholders’ equity	$26,796

e.	At the Extraordinary general meeting of Shareholders of Simec International 6, S.A. de C.V. held on December 18, 2012, there was approval of the split of this company, and the forming of two separate entities under the names of Simec International 8, S.A. de C.V. and Siminsa E, S.A de C.V.

f.	At the Extraordinary General Assembly of Shareholders of Simec Steel, Inc., Simec International 2, Inc., Simec International 3, Inc. and Simec International 4, Inc., held on October 8, 2012, there was authorization of the merger of these companies, subsisting the first company and extinguishing the other ones.

g.	Pursuant to a resolution of the General Extraordinary Stockholders’ Meeting of Abastecedora Siderúrgica, S.A. de C.V. and Acero D.M., S.A. de C.V. (both part of Grupo San – See Note 4), held on August 1, 2012, the merger of the companies with Acero D.M., S.A. de C.V. as the surviving company was approved. Both of them were subsidiaries of the Company.

3.	Application of new and revised standards and interpretations

The following new standards and revised IFRS were adopted in 2014 and they did not have a material effect in the financial statements.

IFRS 10, Consolidated Financial Statements (improvements - investment entities)

IAS 32, Financial Instruments: Presentation (improvements - compensation for financial assets and liabilities)

IAS 36, Impairment of assets (improvements - revelations of recoverable amounts for non-financial assets)

IAS 39, Financial Instruments: Recognition and Measurement (continued innovation in derivatives and

IFRIC 21, Encumbrances.

The new and amended IFRS are shown below, which have already been issued as of December 31, 2014 but are not yet effective:

IFRS 2, Share-based Payment (annual improvements from 2010 to 2012)

IFRS 3, Business combinations (annual improvements from 2010 to 2012)

IFRS 3, Business combinations (annual improvements from 2011 to 2013)

IFRS 8, Operating Segments (annual improvements from 2010 to 2012)

IFRS 13, Fair Value Measurement (Annual Improvements 2011-2013)

IAS 16, Property, plant and equipment (annual improvements from 2010 to 2012)

IAS 24, Related parties disclosures (annual improvements from 2010 to 2012)

IAS 38, Intangible Assets (annual improvements from 2010 to 2012)

hedge accounting)

IAS 40, Investment Property (annual improvements from 2011 to 2013)

Annual improvements to IFRS from 2012 – 2014:

IFRS 5, Non-current assets held for sale and discontinued operations

IFRS 7, Financial Instruments (disclosures)

IFRS 9, Financial Instruments (improvements)

IAS 10, Consolidated financial statements: Amendments to IFRS 10 and IAS 28

IFRS 11, Joint arrangements: Amendment to accounting for acquisitions of interests in Joint operations

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

As of January 1, 2011 the Company adopted International Financial Reporting Standards and its amendments and interpretations issued by the IASB, effective as of December 31, 2012, and consequently applied IFRS 1 - "First time Adoption of International Financial Reporting Standards ", previously prepared in accordance with Mexican Financial Reporting Standards.

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

As of December 31, 2014 and 2013, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 4	2 0 1 3
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. y subsidiarias (1)	100.00%	100.00%
Simec International 5, Inc. (2)
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V.	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 8, S.A. de C.V. (3)		100.00%
Simec International 9, S.A.P.I. de C.V. (See Note 2-a)	100.00%	100.00%
Corporativos G&DL, S.A. de C.V.	100.00%	100.00%
Orge, S.A. de C.V. (11)	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V. (4)	100.00%

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (5) (6) (7)	50.22%	50.22%
Pacific Steel, Inc. (6)	100.00%	100.00%
Pacific Steel Projects, Inc. (6)	100.00%	100.00%
Simec Steel, Inc. (6)	100.00%	100.00%
Simec USA, Corp. (6)	100.00%	100.00%
Simec International 8, Inc. (3) (6)
Undershaft Investments, NV. (8)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (9)	100.00%	100.00%
GS steel B.V. (10)	100.00%

(1)	Companies located in San Luis Potosí, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For purposes of this report constitute the “Grupo San”. This Company includes two subsidiaries that in 2014 changed its address and tax residence to the California State in USA. These subsidiaries are Steel Promotor, Inc. and Coadm Steel, Inc.
(2)	Merged with Simec USA, Inc. in 2013.
(3)	Company that changed its address and tax residence to California State in USA during 2014. From this year, its activity is the acquisition of new businesses or projects (investment funds).
(4)	Company incorporated in 2014.
F-11

(5)	ICH (holding Company) owns 49.78% of the shares in this company.
(6)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(7)	SimRep as an individual company has no significant operations or assets, other than its investment in Republic Steel. Until September 2011, this subsidiary was named Republic Engineered Products, Inc. For purposes of this report, these companies are named “Republic”.
(8)	Company established in Curaçao.
(9)	Company established in Brazil in 2010, in which the Company is building a steel plant and estimates starting operations in mid-2015. At December 31, 2014 the Company has invested approximately USD$ 268 million.
(10)	Company incorporated in 2014 in Holland and had no operations.
(11)	Company acquired in 2012. See Note 2-d.

Summary of significant accounting policies –Preparation of accompanying consolidated financial statements requires management to make certain estimates and use certain assumptions to value certain items contained in the financial statements and make the disclosures required therein. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

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

The U.S. dollar (US Dollar or USD$) is considered as the functional currency of the U.S. subsidiaries (except Simec 8 International, Inc., Steel promotor, Inc. and Coadm Steel, Inc.) and Brazilian real for GV do Brasil Industria e Comercio de Aço LTDA.; therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption cumulative translation effects of foreign subsidiaries.

The Mexican peso was considered the functional currency of the Company’s USA subsidiaries, Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. which use the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows:

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

Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2014	14.73
Current exchange rate as of December 31, 2013	13.07
Weighted average exchange rate for the year ended December 31, 2014 (*)	13.29
Weighted average exchange rate for the year ended December 31, 2013 (*)	12.77
Weighted average exchange rate for the year ended December 31, 2012 (*)	13.17
Current exchange rate as of May 14, 2015	15.22

(*)	Exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

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

c.	Cash and cash equivalents and other investments – Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined approximates their fair value.

Temporary investments in an equity instruments are measured at its fair value prevailing at the date of the financial statements. Subsequent changes in the fair value are recognized in profit or loss.

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

The Company classifies inventory of raw materials in the consolidated statements of financial position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long-term inventory parts and rollers, according to historical data and trends showing that such inventories will not be consumed in the short-term.

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

Repair and maintenance costs that significantly increase productive capacity or extend the useful lives of existing plant and equipment are capitalized. All other repair and maintenance costs are expensed as incurred.

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
F-15

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
F-16

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

n.	Earnings per share – Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – Income taxes, calculated as the higher of the regular Mexican Income Tax (ISR) or the Business Flat Tax (IETU) (See Note 15), are recorded in the results of the year in which they are incurred. The ISR currently payable is based on taxable profit for the year and IETU in cash flows of each year. Taxable profit differs from profit as reported in the statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

-	Deferred tax – The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future and recognized deferred tax corresponding to the tax it will pay. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit or loss, and it is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

The Company follows the practice of recognizing the benefit from the amortization of acquired or generated tax losses in current earnings that are amortized.

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
F-20

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

t.	Derivative financial instruments – The Company sometimes uses derivative financial instruments for hedging risks associated with natural gas prices, and this commodity its used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

a.	Critical accounting judgments – The following are the critical judgments, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.      Key sources of estimation uncertainty – The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – Management applies judgment at each balance sheet date to determine whether the low moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

-	Impairment of long-lived assets in use – Management applies judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the future cash flows that will generate during the remaining useful life.
F-22

-	Estimating useful lives and residual values of furniture and equipment – As described in Note 4, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(I) discount rates, (ii) the expected growth rates of wages and iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –The Company has certain types of financial instruments (gas swaps), and uses valuation techniques that include inputs that are based on observable market data to estimate the fair value.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments. At December 31, 2014 and 2013 the Company has not financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 4	2 0 1 3

Cash	$888,013	$375,296
Cash equivalents (1)	6,115,360	6,609,434
	$7,003,373	$6,984,730

(1)	Most of these cash equivalents correspond to Treasury Bills issued by Treasury Department of USA, whose original maturity is less than three months.

Other investments included in consolidated statement of financial position at December 31, 2014 amounting $ 305,085 consists in equity instruments for trading.

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

Credit limits and scoring by customer are reviewed twice a year. There are no customers who represent more than 5% of the total balance of trade receivables, except for a client of Republic which balance represents 11% of consolidated accounts receivable at December 31,2014. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

Trade receivables disclosed below include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral.

Age of receivables that are past due but not impaired is as follows:

	December 31,
	2 0 1 4	2 0 1 3

30 - 60 days	$124,217	$121,170
61 - 90 days	66,525	23,919
91 + days	111,301	115,855
Total	$302,043	$260,944

During the years ended December 31, 2014 and 2013, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 4	2 0 1 3

Balance at beginning of year	$146,155	$159,656
Provisions	6,087
Writes off	(105,827)	(13,550)
Translations effects	3,019	49
Balance at end of year	$49,434	$146,155

In determining the unrecoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

In November 2011, Republic entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice has been provided.

On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables was USD$ 30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income.

The purchaser has no recourse against Republic if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of the Company (as defined by the Uniform Commercial Code of the United States of America).

The Company sold a face amount of USD$ 33.9 million and USD$ 31.1 million of accounts receivable to the purchaser during the years ended December 31, 2014 and 2013, respectively. Discount fees incurred pursuant to this agreement were approximately USD$0.5 million for each of the years ended December 31, 2014 and 2013. These discount fees are included within interest expense in the Consolidated Statements of Comprehensive Income. There was USD$4.7 million and USD$ 0.7 million of accounts receivable factored which had not been collected by the purchaser at December 31, 2014 and 2013, respectively. The 2014 amount is subject to possible charge-back to the Company. The Company evaluates the collectability of these factored accounts receivable in connection with the evaluation of its total portfolio of its accounts receivable to determine the adequacy of the allowance for bad debts.

8.	Recoverable taxes

	December 31,
	2 0 1 4	2 0 1 3

Valued Added Tax	$517,441	$454,609
Income Tax	42,335	58,172
Business Flat Tax	18,257	18,259
	$578,033	$531,040

9.	Inventories

	December 31,
	2 0 1 4	2 0 1 3

Finished goods	$1,706,999	$1,382,430
Work in process	217,539	164,308
Billet	2,418,041	2,171,343
Raw materials and supplies	1,595,750	1,668,119
Materials, spare parts and rollers	659,607	682,445

	6,597,936	6,068,645
Reserve for valuation at cost or net realizable value	(135,360)	(157,901)

	6,462,576	5,910,744
Materials in transit	58,604	20,257
	$6,521,180	$5,931,001

As of December 31, 2014 and 2013, the Company has inventory of 228,996 metric tons of raw materials (Coke). This is raw material input to fuel its blast furnace (See Note 10), which due to low production at the Republic plant has not been used in the past 5 years and, in consequence, this inventory has not been used. Accordingly, such raw materials have been classified as long-term inventory. The amounts at these dates, included in long-term inventories, totaled $ 1,518,395 and $ 1,499,885, respectively. These amounts include a provision to lower of cost or market of this inventory of $ 947,496 and $ 749,498 at December 31, 2014 and 2013, respectively, to value them at their estimated net realizable value.

10.	Property, plant and equipment (In millions of pesos)

Cost of property, plant and equipment is as follows:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2012	$941	$3,140	$14,466	$158	$136	$523	$19,364

Acquisitions	9	10	2,230		3	925	3,177
Translation effects	2	2	20			2	26
Balance as of December 31, 2013	952	3,152	16,716	158	139	1,450	22,567

Acquisitions		12	1,846				1,858
Transfers			662			(662)	-
Translation effects	(24)	43	593	(5)	4	95	706
Balance as of December 31, 2014	$928	$3,207	$19,817	$153	$143	$883	$25,131

Accumulated depreciation of property, plant and equipment is as follows:

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2012	$859	$8,620	52	$57	$9,588

Depreciation expense	34	764	7	2	807
Translation effects		4			4
Balance as of December 31, 2013	893	9,388	59	59	10,399

Depreciation expense	26	827	8	3	864
Translation effects	3	245		1	249
Balance as of December 31, 2014	$922	$10,460	67	$63	$11,512

Net Book Value:	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2012	$941	$2,281	$5,846	$106	$79	$523	$9,776

Balance as of December 31, 2013	$952	$2,259	$7,328	$99	$80	$1,450	$12,168

Balance as of December 31, 2014	$928	$2,285	$9,357	$86	$80	$883	$13,619

As of December 31, 2014, Republic has invested USD$158.8 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, USA, to meet growing customer demand for the Company's SBQ steel. The location was chosen for its proximity to customers and its skilled workforce. The investment will also enable production of bloom cast for the production of SBQ bar and the production of seamless tube rounds. Construction of the Lorain electric arc furnace began mid-year 2012 and the Company began steelmaking operations in July 2014. During 2014, 2013 and 2012, the Company’s capital expenditures relating to the electric arc furnace were USD$ 52.1 million, USD$ 89.2 million and USD$ 17.5 million, respectively.

During December 2008, a Republic subsidiary temporarily idled its Lorain, Ohio blast furnace facility due to economic conditions. The blast furnace has remained idled through 2013, and as of May 13, 2015, management has no near-term plans to restart the facility. The Company has machinery and equipment with a net book value of approximately USD$ 7.3 million pertaining to the blast furnace facility. The blast furnace assets are idled temporarily and accordingly, depreciation expense has continued to be recorded as a period cost.

As of December 31, 2014 and 2013, the machinery and equipment includes a machine called Coss System, valued at $ 122,880 (which is equivalent to USD$ 9.9 million), plus related installation expenses in the amount of $ 22,079, which was installed in an industrial plant of the subsidiary Aceros D.M., S.A. de C.V. (Grupo San). This machinery did not work in accordance with the specifications promised by the supplier, so it is not in operation. Currently, actions are being taken for the recovery, through arbitration in the USA and directly with the supplier Fuchs Technology, A.G, in the amount of USD$ 5.9 million, which is equivalent to the installation expenses previously mentioned, plus damages. On the other hand, the supplier also has demanded the payment of the USD$ 9.9 million, since the Company has withheld payment for such machinery. As of the date of these consolidated financial statements, such dispute and arbitration are in process.

The depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $ 863,689, $ 806,402 and $ 715,000, respectively.

11.	Intangible and other non-current assets

The balances as of December 31, 2014 and 2013 are as follows:

2 0 1 4				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade name	$79,368		$79,368	*
Kobe Tech contract	92,496	$72,584	19,912	12
Customers list	48,450	22,812	25,638	20
Total from Republic (1)	220,314	95,396	124,918

Customers list	2,205,700	1,613,430	592,270	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	1,613,430	2,736,030
	4,569,774	1,708,826	2,860,948
Payments in advance to Machinery and equipment vendors (See Note 25)	28,217		28,217
Other assets	11,368		11,368
	$4,609,359	$1,708,826	$2,900,533

2 0 1 3				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade name	$70,375		$70,375	*
Kobe Tech contract	82,015	$57,524	24,491	12
Customers list	42,960	18,079	24,881	20
Total from Republic (1)	195,350	75,603	119,747

Customers list	2,205,700	1,368,352	837,348	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	1,368,352	2,981,108
	4,544,810	1,443,955	3,100,855
Payments in advance to Machinery and equipment vendors (See Note 25)	105,924		105,924
Other assets	10,065		10,065
	$4,660,799	$1,443,955	$3,216,844

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.

(2)	The trade mark San 42 and the goodwill its presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets from Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2014, 2013 and 2012 amounts to $ 254,217, $ 246,498 and $ 297,022, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec, to exchange their bonds at par, for new bonds in denominated senior subordinated notes. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2014 and 2013, the amount of such new notes outstanding totaled USD$ .03 million, plus accrued interest. At December 31, 2014 and 2013, liabilities in pesos for the new notes outstanding amounted to $ 4,450 and $ 3,946, respectively.

13.	Trade accounts payable and other accrued liabilities

	December 31,
	2 0 1 4	2 0 1 3

Trade accounts payable	$3,656,895	$3,009,471
Other accrued liabilities	574,029	511,639
	$4,230,924	$3,521,110

The average credit period on purchases of certain goods is 30 to 60 days, from the invoice date. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

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

The most important assumptions used for the purposes of the actuarial valuations related to seniority premium benefits were as follows:

	2 0 1 4	2 0 1 3	2 0 1 2

Discount rate	6.75	7.25	6.50
Rate of salary increase	3.93	6.24	6.24

Components of net cost of benefits plan to employees are as follows:

	2 0 1 4	2 0 1 3	2 0 1 2

Current service cost	$4,758	$4,900	$4,578
Financial cost	5,658	4,966	4,749
Past service cost	76	109	882
Anticipated reduction obligations	(3,507)	(2,367)	(14)
Actuarial (gains) losses recognized in the year	(2,305)	(2,061)	1,452
	$4,680	$5,547	$11,647

The expense for the years 2014, 2013 and 2012 was recorded in:

	2 0 1 4	2 0 1 3	2 0 1 2

Cost of sales	$2,621	$3,107	$6,523
Administrative expenses	2,059	2,440	5,124
	$4,680	$5,547	$11,647

The amounts included in the consolidated financial statements at December 31, 2014 and 2013 are $ 83,499 and $ 81,396 respectively, corresponding to the present value of defined benefit obligation.

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2 0 1 4	2 0 1 3

Opening defined benefit obligation	$81,396	$77,869
Current service cost	4,758	4,900
Past service cost	76	109
Financial cost	5,658	4,966
Anticipated reduction obligations	(3,507)	(2,367)
Actuarial gains/losses	(2,305)	(2,061)
Benefits paid	(2,577)	(2,020)
Closing defined benefit obligation	$83,499	$81,396
F-29

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

d.      Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding amortization of tax losses. For the years 2014, 2013 and 2012, EPS amounted to $ 79, $ 632 and $ 173, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.      Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2014, 2013 and 2012 was $ 9,024, $ 10,098 and $ 8,550, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. These benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2014, 83% percent of the Company's employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (USW). The current agreement expires on August 15, 2016. The labor agreement includes general wage increases in 2013, 2014, and 2015. The agreement provided that Company contributions to fund the Republic Retirement VEBA Benefit Trust (Benefit Trust) were reduced by USD$ 2.0 million per year beginning in 2012. In addition, the quarterly contribution amount was suspended effective the 4th quarter of 2011 and continuing through the 3rd quarter of 2012. Contributions to the Benefit Trust resumed during the 4th quarter of 2012 at a quarterly rate of approximately USD$2.3 million with an increase to a USD$ 2.6 million quarterly rate beginning in the 2nd quarter of 2013.

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

The Company's participation in the SPT for annual periods ended December 31, 2014 and 2013 is outlined in the table below.

		Pension Protection Act				Surcharge
		Zone Status(a)				Imposed(c)
FIP/RP Status
	EIN/Pension				Pending/
Pension Fund	Plan Number	2014	2013	2012	Implemented(b)	2014	2013	2012
Steelworkers Pension Trust	23-6648508/499	Green	Green	Green	No	No	No	No

(a)	The zone status is based on information that Republic Steel received from the plan and is certified by the plan's actuary. Among other factors, plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic Steel from the plan.

Republic Steel has not been listed in the plans' Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2014, 2013 and 2012 contributions. For the years ended December 31 2014, 2013 and 2012, contributions to Steelworkers Pension Trust amounted to USD$ 5.8 million, USD$ 5.7 million and USD$ 5.8 million, respectively. Expiration of collective Bargaining Agreement is on August 15, 2016.

c.	VEBA Benefit Trust

The Company is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a "qualified" plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2014, 2013 and 2012, the Company recorded expenses of USD$ 10.4 million, USD$ 10.4 million and USD$ 2.3 million, respectively, related to this welfare plan.

For the years ended December 31, 2014, 2013 and 2012, the Company recorded combined expenses of USD$ 16.7 million, USD$ 16.2 and USD$ 7.9 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees' compensation. The Company funds contributions to this plan each pay period based upon the participant's age and service as of January first of each year. The amount of the Company's contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company's matching 401(k) contributions. For the years ended December 31, 2014, 2013 and 2012, the Company recorded expense of USD$ 2.3 million, USD$ 2.5 million, and USD$ 2.3 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees' compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to USD$ 50.0 million multiplied by 2.5%, USD$ 50.0 million to USD$ 100.0 million multiplied by 3.0%, and above USD$ 100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2014, 2013 and 2012, the Company recorded expense of USD$ 0.0 million, USD$ 0.00 million and USD$ 0.7 million, respectively.

The Company has a profit sharing plan for all salaried and nonunion hourly employees. During 2013 and 2012, the profit sharing plan was based upon achieving certain inventory and shipment targets. The Company paid USD$ 0.1 million, USD$ 0.4 million and USD$ 0.2 to employees covered by the profit sharing plans during years ended December 31, 2014, 2013 and 2012, respectively.

15.	Income taxes

The Company is subject to Income Tax (ISR) and Business Flat Tax (IETU).

Grupo Simec S.A.B. de C.V. and some of its subsidiaries consolidated their taxable income with its parent company Industrias CH until 2013. In accordance with the provisions of the Income Tax Law in force until December 31, 2013, Industrias CH and each of its subsidiaries determined their taxes individually, and had the obligation to pay the minority portion of those taxes directly to the Mexican Tax Authorities. The majority income tax, for consolidation purposes, was covered by the holding company. Grupo Simec, S.A.B. de C.V. and its subsidiaries calculated and book its provision for taxes on a standalone basis.

IETU was computed at the rate of 17.5% until 2013. The tax base was determined by adding the revenues collected from the sale of goods, rendering of independent services and the granting of use or enjoyment of goods, less certain deductions paid, including inventory purchases and capital expenditures. The tax may be reduced with various credits related to wages and salaries, social security contributions, capital expenditures deducted pending the entry into force of this Act, a part of inventories, among others, as well as the income tax effectively paid in the year, so that the flat tax was paid only by the difference between the income tax and the business flat tax caused when the latter was greater.

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

The analysis of the income tax charged (credited) to the results of 2014, 2013 and 2012 is as follows:

	2 0 1 4	2 0 1 3	2 0 1 2

ISR of the year of Mexican companies	$277,907	$54,744	$831
IETU of the year of Mexican companies		2,518	433
Deferred ISR of Mexican companies	(87,692)	7,224	63,029
Deferred IETU of Mexican companies		(276,762)	45,396
ISR of the year of foreign companies			(17,246)
Deferred ISR of foreign companies	(28,218)	(69,292)	(38,811)
Income taxes	$161,997	$(281,568)	$53,632

During 2014, 2013 and 2012, the income tax expense (benefit) attributable to income before income tax was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the concepts shown below:

	2 0 1 4	2 0 1 3	2 0 1 2

Income tax expense at statutory rate	$203,975	212,409	$602,214
Increase (decrease) as a result of:
Inflation effects, net	(17,143)	(61,424)	(41,909)
Effect between nominal rate from E.U.A. and México	(71,985)	(58,178)	(8,008)
IETU paid in excess of ISR and deferred IETU		(274,244)	45,829
Benefit from utilization of tax loss carry-forward and others (1)	(144,801)	(541,533)	(761,626)
Others, net (includes permanent items)	191,951	441,402	217,132
Income tax expense	$161,997	$(281,568)	$53,632
Effective tax rate	23.8%	(39.8%)	2.7%
F-33

(1)	These amounts correspond to the following:

-	Income tax benefit obtained by those companies that amortized tax loss carry-forwards in the years presented and that were generated prior to 2013, 2012 and 2011, respectively, and were not registered the corresponding deferred tax asset. In 2014, 2013 and 2012, include $ 206,461, $ 203,221 and $ 240,841, respectively, from applying some tax losses of Orge, S.A. de C.V. (See Note 2-d) and additionally in 2014 and 2013 includes $ 166,311 and $ 127,736 from Simec International 9, S.A.P.I. de C.V., respectively. (See Note 2-a).

-	Less, the effect of tax losses obtained for some subsidiaries in the years that are presented which no deferred tax asset was registered.

The Company has tax losses carry-forwards in some Mexican subsidiaries which, according to the ISR law in Mexico, can be utilized against taxable income generated in the next ten years. Tax loss carry-forwards can be updated by following certain procedures established in the law.

At December 31, 2014, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have tax loss carry-forwards for which no deferred tax asset was recognized because there is no certainty that they will be realized. These tax losses which correspond to Mexican entities shown below:

Origin date	Settlement date	Tax losses pending of amortization

2005	2015	$6,547
2008	2018	60
2009	2019	110,442
2010	2020	32,186
2011	2021	7,916,640	(1)
2012	2022	44,573
2013	2023	15,857
2014	2024	114,813
		$8,241,118

(1)	This amount includes $ 7,859,922 ($ 9,073,754 updated to December 31, 2014) corresponding a tax loss obtained in a sale of shares which, according to the Income Tax Law, can only be amortized against tax profit on sale of shares to be generated in the future.

At December 31, 2014, Republic has USD$ 273.4 million of tax loss carry-forwards for federal tax purposes, which expire between 2030 and 2034; USD$ 388.1 million of tax loss carry-forwards for state and local purposes that expire between 2015 and 2034 and approximately USD$ 5.5 million of tax losses at the subsidiary located in Canada, which expire between 2030 and 2034.

At December 31, 2014, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, has $ 44.4 million of Brazilian Reals ($ 246.5 million) of tax losses carry forwards, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability is included in the consolidated statement of financial position.

The primary items originating a deferred ISR asset and liability are:

	December 31,
	2 0 1 4	2 0 1 3

Deferred tax assets:
Allowance for doubtful accounts	$32,496	$62,247
Provisions	149,157	161,704
Advances from customers	39,030	26,181
Tax losses carry-forwards (1)	378,049	287,730
Others		93,576
Deferred tax assets	598,732	631,438

Deferred tax liabilities:
Inventories	607,827	584,313
Property, plant and equipment	1,851,537	1,885,232
Intangible assets from Grupo San	288,682	351,816
Prepaid expenses	6,763	16,441
Total deferred liabilities	2,754,809	2,837,802
Deferred tax liabilities, net	$2,156,077	$2,206,364

(1)	At December 31, 2014 and 2013, deferred tax asset from loss-carry forward includes $ 371,774 and $ 275,283, respectively, which comes from federal, state and local tax loss from Republic.

16.	Stockholders’ equity

a.	Common stock as of December 31, 2014 and 2013, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,851	$441,786
Variable capital	406,858	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital may be increased without limitation. All shares belong to Serie “B”. This serie is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock. All shares have the same rights.

A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 4	2 0 1 3

Shares outstanding at beginning of year	493,288	497,709
Repurchase of own capital stocks, net	(799)	(4,421)
Shares outstanding at year end	492,489	493,288
F-35

b.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2014 and 2013, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

c.	In 2013 shareholders approved the creation of a reserve by $ 1,000,000 for the repurchase and placement of its own shares in order to increase the liquidity of the shares of the Company and to promote stability and continuity in their prices through the Mexican Stock Exchange. At December 31, 2014 and 2013, the Company held 5,219,794 and 4,421,018 shares in treasury, respectively, which amounted to $ 273,041 and $ 226,850, respectively. The resulting gain in 2014 due to the sale and purchase of its treasury shares amounted to $ 20,575 ($ loss of $ 3,568, in 2013).

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries (Republic), in which it owns 50.22%. The non-controlling interest represents the equity in this USA subsidiary owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income also show the controlling and non-controlling interests in total net income or loss for the years as well as for the net comprehensive income or loss for the years. Controlling and non-controlling interest portions are presented after the consolidated net income or loss. Below shows the changes in the non-controlling equity interest for the years ended December 31, 2014 and 2013:

	2 0 1 4	2 0 1 3

Balance at beginning of year	$1,328,277	$1,851,698
Share on net loss for the year	(685,605)	(526,954)
Share on translation effects of foreign subsidiaries	98,133	3,533
Balance at end of year	$740,805	$1,328,277

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 4	2 0 1 3	2 0 1 2
Holding company
Interest expense	$1,662	$1,559	$1,742

Management personnel
Administrative services expenditures	20,679	15,644	16,087

Other related parties
Sales	4,386	82,617	180,922
Purchases	18,270	29,960	112,697
Direct short-term benefits	30,292	35,265	39,581

b.	Balances due from related parties and due to related parties are as follows:

	December 31,
	2 0 1 4	2 0 1 3

Due from related parties:
Industrias CH, S.A. B. de C.V.	$111,008	$75,063
Compañía Laminadora Vista Hermosa, S.A. de C.V.	411	474
Operadora Construalco, S.A. de C.V.		41
Compañía Manufacturera de Tubos, S.A. de C.V.		269
Operadora Industrial de Herramientas, S.A. de C.V.	1,631	1,121
Joist del Golfo, S.A. de C.V.	7,899	5,243
Perfiles Comerciales Sigosa, S.A. de C.V.	42,740	67,493
Others	10,738	1,295
	$174,427	$150,999

Due to related parties:
Industrias CH, S.A.B. de C.V.	$186,308	$164,798
Tuberías Procarsa, S.A. de C.V.	441,446	414,344
Procarsa Tube and Pipe	44,209	114,035
Pytsa Industrial de Mexico, S.A. de C.V.	75,581	66,801
Aceros y Laminados Sigosa, S.A. de C.V.	1,847	1,844
Nueva Pytsa Industrial, S.A. de C.V.	1,238	432
Pytsa Industrial, S.A. de C.V.	2,285	2,021
Others	1,877	761
	$754,791	$765,036

At December 31, 2014 and 2013, Industries CH, S.A.B. accounts receivable correspond to balances of recoverable ISR from some subsidiaries that until 2013 was consolidated for tax purposes. The others receivables and payable balances are generated by the purchase and sale of finished goods as part of the Company’s normal operations.

As of December 31, 2014 and 2013, the amounts payable to Industrias CH, S.A.B. de C.V., Tuberías Procarsa, S. A. de C. V., Procarsa Tube and Pipe and Pytsa Industrial de Mexico, S. A. de C. V. come from loans (USD$ 50 million) and are denominated in US dollars at indefinite term and bear annual interest rate of 0.25%. Similarly, the payable in 2014 includes a loan without interest amounting to $ 32,462.

19.	Cost and expenses by nature

At the years ended at December 31, 2014, 2013 and 2012, the cost of sales and administration expenses are as follows:

	2 0 1 4	2 0 1 3	2 0 1 2
Raw materials and consumables used	$11,120,434	$9,644,669	$12,459,505
Electrical energy	1,856,625	1,635,504	1,990,177
Ferroalloys	1,866,900	1,514,718	1,849,823
Refractories	555,987	438,918	505,166
Oxygen	316,574	262,348	203,740
Electrodes	349,790	367,313	453,992
Gas and combustibles	586,966	442,454	637,104
Labor	3,542,852	3,502,042	4,584,468
Operation materials	407,604	402,761	1,089,056
Depreciation and amortization	1,100,534	1,052,900	1,012,022
Maintenance	1,851,520	1,750,898	723,739
Other expenses	3,130,230	2,512,401	1,679,694
	$26,686,016	$23,526,926	$27,188,486
F-37

20.	Other operating (income) expenses

	2 0 1 4	2 0 1 3	2 0 1 2

Balances depuration	$2,475	$62,079	$67,414
Land treatments in Pacific Steel, Inc.	710	8,140	8,161
Other operating expenses	3,185	70,219	75,575

Sale of scrap	28,722
Litigation settlement, net (1)			215,710
Update obtained in tax returns	4,262	967	19,169
Other income	30,755	10,091	21,925
Other operating income	63,739	11,058	256,804
Other (income) expenses, net	$(60,554)	$59,161	$(181,229)

(1)	Grupo Simec, S.A.B. had sued Grupo San vendors for certain missing inventory at the date of acquisition of that group, which was in 2008. In 2012, the agreement between the parties and the trial was settled and the Company received as compensation $ 273,304 (USD$ 20 million). The amount of $ 215,710 is net of litigation expenses related to this matter.

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged from 2012. The Company’s policy is to not obtain bank loans or any other financing instrument.

b.	Market risk – The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and natural gas. The Company sometimes use derivative financial instruments to manage these market risks only in natural gas prices. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

c.	Foreign currency risk management – The Company undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows (includes foreign subsidiaries):

	Currency: Mexican peso
	December 31,
	2 0 1 4		2 0 1 3

Short – term assets		$10,630,395		9,245,790
Short – term liabilities		4,471,028		3,582,886

Net monetary asset position in foreign currency		$6,159,367		$5,662,904

Equivalent in U.S. Dollars (thousands)	USD$	418,015	USD$	433,434

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. The Company rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually.
F-38

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

e.	Liquidity and interest risk tables – Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional undrawn lines of credit bank (to be used as letter of credits) facilities that the Company has at its disposal to further reduce liquidity risk and obtains bank loans as needed. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollar, unaudited balances)
	December 31,
	2 0 1 4	2 0 1 3

Bank loans credit line facilities:
Amount drawn	$190,000	$325,000
Undrawn balances	162,129	185,688
	$27,871	$139,312

In addition, on January 2015, Banco Imbursa authorized a new line of credit of USD$ 200 million.

22.	Non-cash transactions

During the years ended December 31, 2014, 2013 and 2012, all investing activities were paid in the same year and in every financing activity was used cash.

23.	Segment information

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

F-39

	Year ended December 31, 2014
	México		USA	Operations between segments	Total

Net sales	$14,518,299		$12,310,462		$26,828,761
Cost of sales	12,075,965		13,416,333		25,492,298

Gross profit	2,442,334		(1,105,871)		1,336,463

Administrative expenses	858,591	(1)	335,127		1,193,718
Other operating (income) expenses, net	(29,622)		(30,932)		(60,554)
Interest income	(24,773)		(366)		(25,139)
Interest expense	7,164		25,028	$(9,578)	22,614
Foreign exchange (gain) loss, net	(474,092)				(474,092)

Income (loss) before income taxes	2,105,066		(1,434,728)	9,578	679,916

Income taxes	222,491		(60,494)		161,997

Net income (loss) for the year	$1,882,575		$(1,374,234)	$9,578	$517,919

Other information:
Depreciation and amortization	$759,034		$358,872		$1,117,906

Total assets	29,876,741		11,078,721	$(5,058,973)	35,896,489

Total liabilities	3,589,791		9,585,026	(5,058,973)	8,115,844

Acquisitions of property, plant and equipment	934,117	(2)	924,241		1,858,358

	Year ended December 31, 2013
	México		USA	Operations between segments	Total

Net sales	$13,792,466		$10,576,474		$24,368,940
Cost of sales	11,055,918		11,354,349		22,410,267

Gross profit	2,736,548		(777,875)		1,958,673

Administrative expenses	733,449		383,210		1,116,659
Other operating expenses, net	47,854		11,307		59,161
Interest income	(16,903)		(3,495)		(20,398)
Interest expense	8,214		25,479	$(4,979)	28,714
Foreign exchange loss, net	66,506				66,506

Income (loss) before income taxes	1,897,428		(1,194,376)	4,979	708,031

Income taxes	(159,570)		(121,998)		(281,568)

Net income (loss) for the year	$2,056,998		$(1,072,378)	$4,979	$989,599

Other information:
Depreciation and amortization	$796,705		$256,195		$1,052,900

Total assets	27,005,653		9,164,691	$(2,890,497)	33,279,847

Total liabilities	3,382,983		6,512,396	(2,890,497)	7,004,882

Acquisitions of property, plant and equipment	1,911,956	(2)	1,265,994		3,177,950
F-40

	Year ended December 31, 2012
	México		USA	Operations between segments	Total

Net sales	$16,524,598		$13,019,924	$(20,555)	$29,523,967
Cost of sales	13,049,147		12,931,572	(20,555)	25,960,164

Gross profit	3,475,451		88,352	-	3,563,803

Administrative expenses	850,205		378,117		1,228,322
Other operating income, net	(156,570)		(24,659)		(181,229)
Interest income	(23,344)		(250)		(23,594)
Interest expense	7,804		18,505	(3,284)	23,025
Foreign exchange loss, net	509,149		750		509,899

Income (loss) before income taxes	2,288,207		(284,111)	3,284	2,007,380

Income taxes	109,686		(56,054)		53,632

Net income (loss) for the year	$2,178,521		$(228,057)	$3,284	$1,953,748

Other information:
Depreciation and amortization	$750,888		$261,134		$1,012,022

Total assets	25,588,667		8,288,629	$(1,420,511)	32,456,785

Total liabilities	3,649,409		4,560,505	(1,420,511)	6,789,403

Acquisitions of property, plant and equipment	937,761	(2)	366,213		1,303,974

(1)	This amount includes $ 51,105 from Brazil facility.
(2)	These amounts include acquisitions made in Brazil facility amounting to $ 735.3, $ 1,603.6 and $ 592.9 million in the years ended December 31, 2014, 2013 and 2012, respectively.

Information about products:

	2 0 1 4	2 0 1 3	2 0 1 2

Light structural	$1,348,564	$1,069,051	$1,119,824
Structural	1,720,764	1,531,259	2,091,040
Bars	1,435,075	1,497,022	1,507,091
Rebar	4,907,453	5,062,481	6,557,581
Flat rebar	746,161	548,631	715,994
Hot rolled bars	10,310,093	9,373,022	11,526,773
Cold drawn bars	3,646,684	3,408,692	3,678,059
Others	2,713,967	1,878,782	2,327,605
	$26,828,761	$24,368,940	$29,523,967

Information about geographical areas:

	2 0 1 4	2 0 1 3	2 0 1 2

Mexico	$14,165,166	$13,633,192	$15,749,895
USA	11,941,251	10,051,087	12,577,226
Canada	493,911	535,164	795,929
Latin America	216,293	136,130	366,123
Other (Europe and Asia)	12,140	13,367	34,794
	$26,828,761	$24,368,940	$29,523,967
F-41

24.	Contingencies

As of December 31, 2014, the Company has the following contingencies:

a.      Pacific Steel, Inc. (PS), a subsidiary located in National City, in National City, in San Diego County, California, United States of America and its main activity is the purchase and sale of scrap, has the following environmental contingencies:

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2014, the CRWCB had not notified PS the results of its inspection.

Department of Toxic Substances Control

On September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws into the State of California Security Code and imposed the obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay USD$ 0.2 million, which have already been paid.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon PS as a result of such infractions. As of December 31, 2014 PS is waiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified with several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo León. This landfill is after the separation of the metal content, which is used as raw material in the smelting process. The daily load of 5 trucks of land in PS is performed in the presence of DTSC staff. At December 31, 2014, PS had already shipped 27,800 tons of material to the Mexicali plant.

There is a portion of the stockpiled soils that were characterized as a federal RCRA hazardous waste, which cannot be transported into Mexico without additional approvals from SEMARNAT and the EPA (Environmental Protection Agencies in Mexico and USA, respectively). The amount of soil in this stockpile is estimated in the neighborhood of the 8,000 tons. On December 16, 2013, the Company submitted an application for such a permit to SEMARNAT. On or about March 15, 2015, SEMARNAT denied the Company’s permit application and instructed the Company to submit a different application form for a permit. The Company submitted the requested application form on April 17, 2015. If permission to transport the stockpiled soils is not granted by the EPA and SEMARNAT, PS will be required to transport the stockpiled soils to a hazardous waste disposal facility in the US.

F-42

At the conclusion of transporting all of the stockpiled soils to Mexicali or any other location approved by the Department, the Company will implement the remainder of the Site Characterization Work plan.

On April 9, 2015, the Attorney General for the State of California delivered a letter to PS requesting in part that the Company complete removal of the stockpiled soils that were characterized as federal RCRA hazardous waste by July 9, 2015. The letter was premised on the erroneous assumption that the Authority had permanently rejected the Company’s application to transport the federal RCRA hazardous waste to Mexicali. On April 21, 2015, PS responded to the Attorney General’s Office explaining that SEMARNAT did not deny the application but rather asked the Company its resubmission in a different format, which was already done and for that reason PS is requesting an additional 60 days to obtain the approvals from SEMARNAT and EPA.

Notwithstanding the remediation of the site, there is still the possibility that DTSC will seek some fines and penalties for the alleged violations of the California Health & Safety Code. It is impossible to determine at this time the extent of those potential fines and penalties.

The Company, based on the experience of past years shipments, believes the cost of shipping the remaining piles would result in a total of between USD$ 0.3 million and USD$ 0.5 million. At December 31, 2014, the company has created a reserve for USD$ 0.4 million under the heading of accrued expenses payable in the consolidated statement of financial position.

b.         As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The undiscounted reserve to cover probable environmental liabilities of USD$2.8 million and USD$3.3 million were recorded as of December 31, 2014 and 2013, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2014, the current and non-current portions amounted to USD$1.0 million and USD$1.8 million, respectively. Republic is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

c.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore has not recognized any liabilities for such lawsuits and claims.

d.	The tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines. Such authorities are currently reviewing some subsidiaries and at the date of issuance of these consolidated financial statements have not completed its reviews.

25.	Commitments

a.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2017. During the years ended December 31, 2014, 2013 and 2012, rental expenses relating to operating leases amounted to USD$ 1.3 million, USD$ 6.9 million and USD$ 7.4 million, respectively. At December 31, 2014, total future minimum lease payments under non-cancelable operating leases are USD$ 1.06 million, USD$ 0.94 million and USD$ 0.69 million in 2015, 2016 and 2017, respectively.
F-43

b.      On September 27, 2011 Grupo Simec S.A.B de C.V. signed a contract with SMS Concast Ag., (“Concast”) for the acquisition of the melt shop equipment for the subsidiary GV do Brasil Industria e Comercio de Aco LTDA, with an annual production capacity of 520,000 tons of billet for the production of rebar and wire with an arc furnace of 65,000 tons. The amount of the transaction was $15 million of Euros at a fixed exchange rate of 1.3764 dollars per euro. The payments will be made in dollars at the exchange rate agreed in accordance to the contract. At December 31, 2014 only 10% remains outstanding which will be paid after the start-up tests.

c.      On November 18, 2011, Grupo Simec, S.A.B. de C.V. entered into a supply contract with SMS Meer S. P. A. ("Meer"), for the manufacture of a rolling mill, with a production capacity of 400,000 tons of rod and wire. The cost of this machinery was 19.6 million Euros, payable in U.S. dollars at the exchange rate of 1.3482 U.S. dollars per Euro. At December 31, 2014 only 10% remains outstanding, which will be held to the signing of the Certificate of Final Acceptance.

d.	On August 21, 2012 the Company entered into a contract with the supplier Russula, SA for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio of Aço LTDA. At December 31, 2014 only 10% remains outstanding, which will be held 10% until delivery of final acceptance certificate of the plant and the warranty. The company believes that this payment will be made in May, 2015.

e.	On August 30, 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio LTDA of Aco. At December 31, 2014 only 10% remains outstanding, which will be held 10% until delivery of the proforma invoice and the final acceptance certificate. The Company believes that this payment will be made in May, 2015.

f.	In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic Steel to receive payments for allowing reduction of electricity demands during identified time periods. The agreement was not renewed by the Republic upon the annual expiration as of May 31, 2012. The Company recognized income from this agreement in June 2012 of USD$ 2.4 million. Income was recognized after the Company fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. In January 2013, the Company entered into a similar agreement with EnerNOC which enables Republic Steel to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. The Company recognized income from this agreement in 2014 and 2013 of USD$ 2.0 million and USD$ 0.2 million, respectively. Unlike the previous agreement, the payments are earned per event and accrued.

26.	Financial statements issuance authorization

On April 21, 2015, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis García Limón and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, respectively. On April 24, 2015, these financial statements were approved by the Company’s Board of Directors, Audit Committee and Stockholders.

F-44