Form 20-F
period 2015-12-31
GROUP SIMEC SA DE CV
filed 2016-09-21
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 20-F

____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2015 was:

Series B Common Stock — 486,242,769 shares

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Table of Contents

i

CERTAIN TERMS

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Unless the context requires otherwise, when used in this annual report, the terms “we,” “our,” “the company,” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 17.3398 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2015. On September 15, 2016, the interbank transactions rate for the peso was Ps. 19.1520 per U.S.$1.00.

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

This annual report includes our consolidated financial statements as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015. Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards. We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

When preparing the financial statements for our individual subsidiaries, transactions in currencies other than our functional currency are recognized as foreign currency at the exchange rates of the date in which such operations take place. At the end of each reporting period, monetary items in foreign currencies are reconverted at the actual period end exchange rate.

The exchange rate differences are recognized in our income statement, except for:

•	Differences in exchange rates from loans denominated in foreign currency for assets under construction for productive future use, which are included in the cost of those assets when considered as an adjustment to interest costs on such loans, provided that such differences do not arise from loans between related parties which effect is eliminated in the consolidation process;

•	Differences in exchange rates resulting from exchange rate hedging transactions; and

•	Differences in exchange rates resulting from accounts receivable or accounts payable from/to a foreign company for which payment is not planned nor possible (thus forming part of the net investment in such foreign transaction), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when the net investment is partially or totally sold.

The translation effect in the results of operations for the years ended December 31, 2015, 2014 and 2013 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos)	Change
December 31, 2015	17.3398	2.6050
December 31, 2014	14.7348	1.6696
December 31, 2013	13.0652	0.0772

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

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information set forth below as of December 31, 2014 and 2015 and for each of the three years ended December 31, 2013, 2014 and 2015 has been derived in part from our consolidated financial statements included elsewhere in this annual report, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and BDO have relied on the audited consolidated financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International (“Moore Stephens”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2011 (1)	2012 (1)	2013 (1)	2014 (1)	2015 (2)	2015 (2)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:
IFRS:
Net sales	29,270	29,524	24,369	26,829	24,476	1,412
Cost of sales	25,563	25,960	22,410	25,492	23,097	1,332
Impairment of property, plant and equipment	-	-	-	-	2,072	120
Gross profit (loss)	3,707	3,564	1,959	1,337	(693)	(40)
Administrative expenses	595	753	732	801	1,163	67
Depreciation and amortization	455	475	385	393	419	24
Other (expense) income, net	(113)	181	(59)	61	173	10
Interest income	26	23	20	25	34	2
Interest expense	24	23	28	23	40	2
Foreign exchange gain (loss)	582	(509)	(67)	474	(382)	(22)
Income (loss) before taxes	3,128	2,008	708	680	(2,490)	(144)
Income tax expense	149	54	(281)	162	771	44
Net income (loss)	2,979	1,954	989	518	(3,261)	(188)
Non-controlling interest income (loss)	87	(116)	(527)	(686)	(2,047)	(118)
Controlling interest income (loss)	2,892	2,070	1,516	1,204	(1,214)	(70)
Net income (loss) per share	5.81	4.16	3.06	2.44	(2.47)	(0.14)
Net income (loss) per ADS(3)	17.43	12.48	9.18	7.33	(7.40)	(0.43)
Weighted average shares outstanding (thousands)(3)	497,709	497,709	495,732	492,781	492,421	492,421
Weighted average ADSs outstanding (thousands)(3)	165,903	165,903	165,244	164,260	164,140	164,140
Balance Sheet Data:
IFRS:
Total assets	31,119	32,456	33,280	35,896	32,244	1,859
Total short-term liabilities	3,823	3,737	4,705	5,821	5,588	322
Total long-term liabilities(4)	3,165	3,052	2,300	2,295	1,535	89
Total stockholders’ equity	24,131	25,667	26,275	27,780	25,121	1,448

Cash Flow Data:
IFRS:
Cash provided by operating activities	2,954	3,655	2,051	1,370	(382)	(22)
Cash provided by (used in) financing activities	-	(23)	(259)	(48)	(285)	(16)
Cash (used in) provided by investing activities	(440)	(1,507)	(2,948)	(2,060)	(655)	(38)

Other Data:
IFRS:
Capital expenditures	432	1,304	3,178	1,858	648	37
Adjusted EBITDA(5)	3,607	3,348	1,895	1,261	1,058	61
Working capital(6)	12,376	13,583	11,497	11,852	11,392	657
Depreciation and Amortization	950	1,012	1,053	1,118	1,261	73
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(7)	3,758	3,791	3,818	3,830	4,330	N/A
Mexico	1,275	1,357	1,288	1,419	1,452	N/A
United States, Canada and elsewhere outside Mexico	1,014	905	776	778	574	N/A
Total tons shipped	2,289	2,262	2,064	2,197	2,026	N/A
SBQ steel	1,178	1,111	989	1,131	929	N/A
Structural and other steel products	1,111	1,151	1,075	1,066	1,097	N/A
Number of employees	4,686	5,086	5,117	4,861	4,420	N/A
Per ton data
IFRS:
Net sales per ton(8)	12,787	13,052	11,807	12,212	12,081	697
Cost of sales per ton(8)	11,168	11,477	10,858	11,603	11,400	657
Adjusted EBITDA(5) per ton(8)	1,576	1,480	918	574	522	30

(1)	Consolidated income statements in accordance with IFRS for the years 2011, 2012, 2013, 2014 and 2015.
(2)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 17.3398 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2015.
(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.
(4)	Total long-term liabilities include amounts relating to deferred taxes.
(5)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means IFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2011(1)	2012(1)	2013(1)	2014(1)	2015(2)	2015(2)
	(millions of pesos)					(millions of U.S. dollars)
IFRS:
Net income (loss)	2,979	1,954	989	518	(3,261)	(188)
Impairment of property, plant and equipment					2,072	120
Depreciation and amortization	950	1,012	1,053	1,118	1,261	73
Other (expense) income	(113)	181	(59)	61	173	10
Interest income	26	23	20	25	34	2
Interest Expense	24	23	28	23	40	2
Foreign exchange gain (loss)	582	(509)	(67)	474	(382)	(22)
Income tax expense	149	54	(281)	162	771	44
Adjusted EBITDA	3,607	3,348	1,895	1,261	1,058	61

(6)	Working capital is defined as excess of current assets over current liabilities.
(7)	Installed capacity is determined at December 31 of the relevant year.
(8)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31	High	Low	Average(1)	Period End
2011	14.25	11.51	12.44	13.95
2012	14.37	12.63	13.15	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20

Month in 2016	High	Low	Average(1)	Period End
January	18.59	17.36	18.06	18.21
February	19.19	18.02	18.43	18.07
March	17.94	17.21	17.63	17.21
April	17.91	17.19	17.48	17.19
May	18.55	17.24	18.14	18.41
June	19.15	18.13	18.65	18.49
July	18.91	18.29	18.62	18.76
August	18.92	17.98	18.47	18.85
September (through September 16)	19.66	18.34	18.91	19.66

(1)	Average of month-end or daily rates, as applicable.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry.

Global steel prices increased significantly during 2004, fell in 2005, increased again in first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, 2011 and 2012, global steel prices began to recover and then remained relatively stable. Global steel prices decreased in 2013, 2014 and 2015. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal in 2011 increased approximately 21%, in 2012 increased approximately 1%, in 2013 decreased approximately 6%, in 2014 increased approximately 7% and in 2015 decreased approximately 16%; prices of ferroalloys in 2011 increased approximately 10%, in 2012 and 2013 decreased approximately 10% and 5%, respectively, in 2014 increased approximately 16% and in 2015 decreased approximately 9%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

The inability to use our existing inventory in the future or impairments in the valuation of our inventory could adversely affect our business.

We have 231,942 metric tons of coke, which is one of the principal raw materials used in our blast furnaces. We have not used this raw material in the last six years because our Lorain, Ohio blast furnace facility has been idle during such period. We intend to start using coke as a substitute for coal in our productive process in our other plants in Mexico and the United States, however we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 966.7 million to our coke inventory, however prices for coke have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coke prices could adversely affect our existing inventory value.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 11% in 2011, 3% in 2012, 9% in 2013 and 7% in 2014, and decreased approximately 12% in 2015; and prices for natural gas decreased approximately 14% in 2011 and 32% in 2012, increased approximately 16% in 2013 and 25% in 2014, and decreased approximately 23% in 2015. Moreover, energy costs constitute a significant and increasing component of our costs of operations. Our energy cost was 13% of our manufacturing conversion cost for 2015 compared to 14% for 2014, 13% for 2013, 11% for 2012 and 12% for 2011.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2015, we have not entered into derivative financial instruments in Mexico and the United States. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

We face significant competition from other steel producers, which may adversely affect our profitability and market share.

Competition in the steel industry is intense. Competition in the steel industry exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

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

A sudden slowdown in consumption in or increase in exports from China could have a significant impact on international steel prices, therefore affecting our profitability.

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

As part of our growth strategy, we may seek to expand our existing facilities, build additional plants, acquire additional steel production assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business. If we undertake any of these transactions, they will likely involve some or all of the following risks:

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

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board, (United States of America)) in our internal controls over financial reporting (our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2015). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Fiscal Year Ended December 31, 2015. Our external auditors have incorporated into their "Attestation Report of the Independent Registered Public Accounting Firms" (see item 15.C), the following assessment of our internal controls, which included the following material weaknesses:

•	The internal audit department did not develop its functions to comply with the analysis of the controls during 2015, consequently, this limited the functions of the Audit Committee.

•	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.
•	Inadequate distribution and segregation of duties within the accounting department in our Subsidiaries due to insufficient resources. Additionally, the internal audit staff was considered insufficient to fulfill their role.
•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis, such deficiencies include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) whistleblower line for our Mexican subsidiaries was not fully operational, our website information is outdated and does not include information about our Brazilian operations, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records under IFRS, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope; also the internal audit plan was not carried out, and therefore the audit department did not perform risk assessment an environmental, fraud, compliance with laws, review of the consolidated financial statements and review of our annual report on form 20-F; (x) lack of committees to review, approve and make risk assessments of all our contracts; and (xi) informal communications of deficiencies and remediation plan to the areas and managers involved.
•	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries, intercompany reconciliations and a lack of controls for the issuance and authorizations of journal entries, resulting in material accounting errors.
•	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.
•	SimRep did not maintain personnel with the appropriate level of knowledge and experience of accounting and training required to comply with financial reporting requirements. This material weakness led to the certain control deficiencies, each of which are considered to be a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”
•	Failure to provide our external auditors with evidence of the evaluation of the effectiveness of internal controls in our Brazilian subsidiary, in addition of not hiring an external auditor for this evaluation.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”

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

For further details, see Items 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C “Attestation Report of the Independent Registered Public Accounting Firms” and 15.D “Changes in Internal Control over Financial Reporting.”

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products outside of Mexico, and changes in Mexican tariffs on steel imports could adversely affect the profitability and market share of our Mexican steel business.

A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In the past, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. On October 14, 2014, the United States International Trade Commission (USITC) determined that the U.S. steel industry is materially injured by reason of imports of steel concrete reinforcing bars from Mexico, that are sold in the United States at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC's affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico.

In September 2001, the Mexican government imposed tariffs against imports for all products that we produce from all countries, with the exception of those which have a free trade agreement with Mexico, which includes the United States. Although these tariffs were eliminated in 2012, we cannot assure you that the Mexican government will not impose these or similar tariffs in the future nor that countries seeking to export steel products to Mexico will not impose similar tariffs on Mexican exports to those countries, which developments could have a material adverse effect on our financial condition and results of operations.

The operation of our facilities depends on good labor relations with our employees.

As of December 31, 2015, approximately 80% of our non-Mexican and 53% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2015, 2014, 2013, 2012 and 2011, sales to our ten largest customers in the United States accounted for approximately 56.8%, 51.4%, 40.6%, 42.4% and 40.4% of our consolidated revenues in the United States, respectively, and approximately 21.5%, 23.6%, 21.1%, 18.7 and 19.5% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

We cannot assure you that we will be able to maintain our current level of sales to our largest customers or that we will be able to sell our products to other customers on terms that are favorable to us or at all. The loss of, or substantial decrease in the amount of purchases by, or a write-off of any significant receivables from, any of our major customers would materially and adversely affect our business, results of operations, liquidity and financial condition.

Negative trends in the operation in our United States segment.

Our significant investment in the new Lorain electric arc furnace behind the growth prospects in the United States oil and gas drilling and exploration was the major contributor to operational losses incurred in the past two years, 2014 and 2015. Additionally, the U.S.$15 million Electric Bottom Tapping Furnace investment in 2012 at the Canton facility to drive operational and productivity improvements created an initial challenge to master the new technology which drove operational losses in 2013 in our United States segment. In response to the severe economic downturn in the energy exploration sector that caused a precipitous drop in demand for seamless pipe, the entire Lorain facility was temporarily idled. This has had the effect of halting the significant losses and allowed the business to focus more on other industries into which we supply product (mainly the automotive industry) where demand for our products remains strong. The benefits of the 2012 productivity investment in Canton is now bearing fruit with a more streamlined production process that has substantially reduced operational costs, improved cash flows and driven a positive EBITDA. Our ongoing focus of driving operational efficiencies, improving quality and customer service will serve the business well in the months and years ahead with sustainable levels of profitability and growth, however we cannot assure you that a new economic downturn in the future could not materially and adversely affect our business, results of operations, liquidity and financial condition.

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

Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001, TS 16949 and ISO 14001 certification. All of the Mexican and U.S. facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, approvals are withdrawn or necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially and adversely affect our revenues and results of operations. We cannot assure you that we will be able to maintain these required certifications.

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

Failure to comply with environmental laws and regulations may result in fines, penalties or other significant liabilities or prevent us from operating our facilities.

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

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the "UNFCCC"), Mexico, the U.S. and Canada are subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21st session of the UNFCCC conference of the Parties in 2015. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

As of June 30, 2016, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

We have had a number of transactions with our affiliates.

Historically, we have engaged in a number and variety of transactions on market terms with our affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant.

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

Risks Related to Challenging Global Economic Conditions

Global economic conditions, such as the latest financial crisis and economic recession that occurred during 2008 and 2009, may significantly impact our business.

The financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular has reduced demand for steel products in North America and globally. These economic conditions significantly impacted our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession. As a result, our operating levels declined compared to pre-recession levels. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2011, 2012, 2013, 2014 and 2015. In addition to slackening demand by end consumers, we believe that some of our customers continue to experience and may experience in the future difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. Moreover, if a new global economic downturn occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. A decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Additionally, if global economic conditions deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of products to automotive assemblers and manufacturers accounted for approximately 62% of our net sales of SBQ in 2015. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The latest global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9%, in 2013 grew by 1.1%, in 2014 grew by 2.3% and in 2015 grew 2.5%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Currently, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. We cannot assure you that current political situation or future developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps. 17.36 to U.S.$1.00 in December 14, 2015. In 2015 the exchange rate registered a low of Ps. 14.56 to U.S.$1.00 and a high of Ps. 17.36 to U.S.$1.00.

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

On December 17, 2015, a day after the U.S. Federal Reserve increased the target range for the federal funds rate in the United States by 25 basis points, the Mexican Central Bank increased the reference rate from 3.00% to 3.25% in an effort to counteract a sharp depreciation of the Mexican peso that could affect Mexico’s expected rate of inflation. On February 17, 2016, the Mexican Central Bank further increased the reference rate from 3.25% to 3.75%. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 3.8% for 2011, 3.6% for 2012, 4.0% for 2013, 4.1% for 2014 and 2.1% for 2015. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

The Mexican economy and the market value of Mexican companies may be, to varying degrees, affected by economic and market conditions globally, in other emerging market countries and major trading partners, in particular the United States. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. In recent years, for example, prices of both Mexican debt securities and equity securities decreased substantially as a result of developments in Russia, Asia, Europe and Brazil. Also, credit issues in the United States have in the past resulted in significant fluctuations in global financial markets, including Mexico.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Therefore, adverse economic conditions in the United States, the termination of, or modifications to, NAFTA or other related events could have a significant adverse effect on the Mexican economy. Moreover, the recent debt crisis in the European Union, the August and September 2015 Chinese stock market crashes, changes in Chinese exchange rate policy, continuing concerns regarding the slowdown of the Chinese economy, recent terrorist attacks and recent sharp declines in the price of crude oil, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

We could be adversely affected by violations of the Mexican Federal Anticorruption Law in Public Contracting, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The Mexican Federal Anticorruption Law (Ley Federal de Anticorrupción en Contrataciones Públicas), the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials and other persons for the purpose of obtaining or retaining business. There can be no assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and could have an adverse effect on our business, financial condition and results of operations.

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

Risks Related to Brazil

Brazilian political and economic conditions, and the Brazilian government’s economic and other policies, may negatively affect demand for our products.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have at times involved wage and price controls, blocking access to bank accounts, imposing capital controls and limiting imports into Brazil.

Our results of operations and financial condition may be adversely affected by factors such as:

•	fluctuations in exchange rates;
•	exchange control policies;
•	interest rates;
•	inflation;
•	tax policies;
•	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;
•	liquidity of domestic capital and lending markets; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of the state-owned oil company Petróleo Brasileiro S.A. – Petrobras, or Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies. As a result of the ongoing Lava Jato investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested.

In addition, the Brazilian Congress opened impeachment proceedings against President Dilma Rousseff on December 2, 2015 for allegedly breaking budget laws as she increased economic stimulus during her re-election campaign last year. On April 17, 2016, the Brazilian Congress voted in favor of the admissibility of the impeachment proceedings and the Brazilian Senate is expected to vote on the impeachment on May 11, 2016. On August 31, 2016, the Brazilian Senate voted in favor of the dismissal of President Dilma Rousseff. This situation has adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict their effects on the Brazilian economy which could have a material adverse effect on us.

The potential outcome of these investigations and proceedings is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the allegations or proceedings will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations and proceedings nor their effect on the Brazilian economy.

In addition, the Brazilian steel sector is facing a severe crisis. According to the Brazilian Steel Institute, steel consumption fell by 14% in the first nine months of 2015. We believe this crisis is largely due to a sharp decrease in durable goods manufacturing, particularly motor vehicle production, which is depressing steel consumption and offsetting the positive impact of construction activity associated with the summer 2016 Olympic Games held in Rio de Janeiro. The crisis in the Brazilian steel sector could have a material and adverse effect on our Brazilian business segment.

Item	4. Information on the Company
A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. We believe that in 2011, 2012, 2013, 2014 and 2015 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2011, 2012, 2013, 2014 and 2015 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

On May 30, 2008, we acquired all the capital stock of Aceros DM and certain affiliated companies (“Grupo San”) for a total cost of approximately Ps. 8,730 million (U.S.$844 million at the exchange rate at that time). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants has a production capacity of 600 thousand tons of finished products annually.

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

On September 3, 2010 we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On august 5, 2011 we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, and paid U.S.$8 million for the construction of a new steel facility. In November 2015, our steel plant in Brazil started operations. This facility has a production capacity of 450,000 tons of finished goods of rebar and wire, and 800 employees. We have already established contact with major local suppliers of raw materials. The next step is to attract the special steels market for the automotive and electro-welded wire derivatives products.

On October 21, 2010 in the Extraordinary Shareholders Meeting of Arrendadora Simec S.A. de C.V. the dissolution of the company was approved.

On November 2, 2010, we acquired 100% of the shares of Lipa Capital, LLC. The total cost of this acquisition was of Ps. 187 million (U.S.$15.2 million at the exchange rate at that time). On December 9, 2010, Lipa Capital, LLC merged to Simec International 6, S. A. de C. V.

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

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2015. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$ 30 million. Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of U.S.$ 29.0 million and U.S.$ 33.9 million of accounts receivable to the purchaser during the years ended December 31, 2015 and 2014, respectively. Discount fees incurred pursuant to this agreement were approximately U.S.$ 0.5 million for each of the years ended December 31, 2015 and 2014, respectively. Of the face amount of accounts receivable sold to the purchaser, U.S.$ 3.4 million had not been collected by the purchaser at December 31, 2015, and therefore, such amount is subject to possible charge-back to us.

On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL S.A. de C.V. all of its shares in Corporación Aceros DM, S.A de C.V., comprising of a total of 627,305,446 shares (99.9% of the common stock) for a value of Ps. 3,200 million, comprised of a down payment of Ps. 63 million and the remaining of Ps. 3,137 million due on April 30, 2012. This transaction generated a tax loss of Ps. 7,860 million which amount under the Mexican Income Tax Law (Ley de Impuesto Sobre la Renta), may be deducted against future gains related to dispositions of securities. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand challenging the current law, which limits the deduction of this net loss related to shares sales. On September 24, 2013, the second district judge denied the shelter and protection of the federal courts against the company pursuant to Article 32, Section XVII of the Mexican Income Tax Law, arguing that constitutional guaranties were not violated. Dissatisfied with the decision, the company filed an application for review of such judgment with the Mexican Supreme Court of Justice. The Supreme Court resolved that the constitutionality of Article 32, Section XVII of the Mexican Income Tax Law was not violated arguing that the Income Tax Law does not violate the guaranties of tax fairness and proportionality under Article 31, section IV of the Mexican Constitution. As a result, tax losses of the company may only be applied against future gains related to dispositions of securities.

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

made a capital increase of Ps. 67 million, which proceeds were used for the payment of an outstanding liability of Orge. The shares acquired correspond to one Class "I," series "B" share, which represents 0.01% of the shares of such class, and 53,564,127 Class "II," series "L" shares, which represent 100% of the shares of such class. These shares are without par value and shares of Class "II" are restricted and confer limited voting rights and no power to appoint the management of the company, however the Board of Directors is comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Orge. Orge was incorporated on July 19, 2012 through a split and tax losses of Ps. 498 million were transferred. Before we acquired the shares, Orge had a loss on the sale of certain securities that will carry a tax loss of Ps. 1,700 million. Orge is engaged in the production of steel and began operating in October 2012.

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

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). In October and December 2015, we acquired land adjacent to our existing plant in Tlaxcala, which will increase the extension to a total of 100 hectares. On October 20, 2015, we entered into an agreement with Danieli & Officine Meccaniche for the construction (excluding civil engineering) of the plant and the provision of all required equipment. The total budget for the project will be approximately U.S.$600 million, which will be financed with our own resources, with a construction period of two years and an estimated pre-operating period of between six to eight months.

On January 20, 2015, we incorporated a new wholly-owned subsidiary named Aceros Especiales Simec Tlaxcala, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class "I" shares and Simec International, S.A. de C.V. holds one class "I" share.

On January 20, 2015, we incorporated a new wholly-owned subsidiary named Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class "I" shares and Simec International, S.A. de C.V. holds one class "I" share.

On March 21, 2015, we and our subsidiary Simec International, S.A. de C.V. purchased 2,500 class "I1”, ordinary, nominative and without par value shares of a company called RRLC, S.A.P.I. de C.V. (RRLC), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 46,103 class "II”, non-voting, nominative, without par value shares of RRLC, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 18.6 million. RRLC was incorporated as a result of a spin-off of another company on December 11, 2014, with a tax loss of Ps. 311.5 million.

On October 30, 2015, our subsidiaries Simec international 7, S.A. de C.V. and Simec International, S.A. de C.V., acquired 25,000 class "I”, ordinary, nominative and without par value shares in a company called Grupo Chant, S.A.P.I. de C.V. (Chant), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 1,000,000 class "II”, non-voting, nominative and without par value shares of Chant, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 167 million. Chant was incorporated as a result of a spin-off of another company on June 12, 2015, with a tax loss of Ps. 2,380 million.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2016 will be approximately Ps. 3,059.9 million (U.S.$176.5 million), consisting of Ps. 34.7 million (U.S.$2 million) of estimated capital expenditures in our Republic facilities, Ps. 2,994 million (U.S.$172.7 million) of capital expenditures in our facilities in Mexico and Ps. 31.2 million (U.S.$1.8 million) for the construction of a new steel facility in Brazil. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2016 may differ significantly from such estimate.

In 2015, we spent Ps. 0.4 million (U.S.$0.02 million) on capital investments at the Lorain, Ohio facility. We spent Ps. 574.2 million (U.S.$35.9 million) on capital improvements at our facilities in Mexico, including Ps. 509.2 million (U.S.$31.8 million) at the Apizaco facility, Ps. 43.1 million (U.S.$2.7 million) at the Mexicali facility, Ps. 7.4 million (U.S.$0.5 million) at the Guadalajara facility, and Ps. 14.5 million (U.S.$0.9 million) at the San Luis facilities. We also spent Ps. 73.1 million (U.S.$4.6 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, which in November 2015 started operations.

In 2014, we spent Ps. 924.2 million (U.S.$69.3 million) on capital investments for Republic’s facilities, including Ps. 828.2 million (U.S.$62.1 million) at the Lorain, Ohio facility, Ps. 5.3 million (U.S.$0.4 million) at the Lackawanna, New York facility, Ps. 73.3 million (U.S.$5.5 million) at the Canton, Ohio facility, Ps. 4 million (U.S.0.3 million) at our corporate location in Ohio, Ps. 6.7 million (U.S.$0.5 million) at the Massillon, Ohio facility, Ps. 4 million (U.S.0.3 million) at the Solon, Ohio facility, and Ps. 2.7 million (U.S.$0.2 million) at the Gary, Indiana, facility. We spent Ps. 198.8 million (U.S.$14.9 million) on capital improvements at our facilities in Mexico, including Ps. 72.3 million (U.S.$5.4 million) at the Apizaco facility, Ps. 14.5 million (U.S.$1.1 million) at the Mexicali facility, Ps. 35.2 million (U.S.$2.6 million) at the Guadalajara facility, and Ps. 76.8 million (U.S.$5.8 million) at the San Luis facilities. We also spent Ps. 735.3 million (U.S.$55.3 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

In 2013, we spent Ps. 1,266.3 million (U.S.$99.7 million) on capital investments for Republic’s facilities, including Ps. 1,155 million (U.S.$88.4 million) at the Lorain, Ohio facility, Ps. 1.3 million (U.S.$0.1 million) at the Lackawanna, New York facility, Ps. 81 million (U.S.$6.2 million) at the Canton, Ohio facility, Ps. 18.3 million (U.S.1.4 million) at our corporate location in Ohio, Ps. 2.6 million (U.S.$0.2 million) at the Massillon, Ohio facility, Ps. 7.8 million (U.S.0.6 million) at the Solon, Ohio facility, and Ps. 0.3 million (U.S.$0.02 million) at the Hamilton, Ontario, Canada facility. We spent Ps. 308.4 million (U.S.$23.6 million) on capital improvements at our facilities in Mexico, including Ps. 211.7 million (U.S.$16.2 million) at the Apizaco facility, Ps. 3.8 million (U.S.$0.3 million) at the Mexicali facility, Ps. 20.4 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 72.5 million (U.S.$5.5 million) at the San Luis facilities. We also spent Ps. 1,603.5 million (U.S.$122.7 million) in the construction of a new steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

B.	Business Overview

In the United States, Mexico and Brazil, we own and operate fifteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.6 million tons and a combined annual installed rolling capacity of 4.3 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

•	a mini-mill in Guadalajara, Jalisco;
•	a mini-mill in Mexicali, Baja California Norte;
•	a mini-mill in Apizaco, Tlaxcala;
•	a cold finishing facility in Cholula, Puebla;
•	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico and
•	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Gary, Indiana; Memphis, Tennessee, Solon, Ohio and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic.
•	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba; São Paulo, Brazil.

In 2015, we had net sales of Ps. 24.5 billion, gross loss of Ps. 693 million and net loss of Ps. 3.3 billion. In 2015, approximately 40% of our consolidated sales were in the United States and Canada, approximately 59% were in Mexico, and approximately 1% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

•	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.
•	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.
•	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
•	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.
•	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.
•	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.
•	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.
•	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2011	2012	2013	2014	2015
	(thousands of tons)
I-Beams	72.8	77.7	66.2	71.7	83.2
Channels	62.1	66.9	64.1	62.7	63.3
Angles(1)	159.3	152.1	142.2	164.3	182.3
Hot-rolled bars (round, square and hexagonal rods)	954.5	871.7	781.6	823.2	666.9
Flat bar	101.0	97.9	92.3	94.5	183.1
Rebar	536.4	627.5	568.5	567.4	577.8
Cold finished bars	181.2	192.0	195.9	207.5	126.3
Other semi-finished trade products(2)	72.9	42.1	23.6	130.8	89.4
Electro-Welded wire mesh	22.1	18.9	20.9	17.7	21.7
Wire rod	37.7	21.4	27.2	12.2	3.8
Electro-Welded wire mesh panel	34.5	26.9	25.2	19.9	22.8
Other	54.2	66.6	56.7	25.1	5.3
Total steel sales	2,288.7	2,261.7	2,064.4	2,197.0	2,025.9

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2015, approximately 46% of our steel product sales in tons represented SBQ steel products, of which we sold 63% to the auto part industry, 15% to service centers, 3% for hand tools, 1% for mining equipment and the remaining 18% to other industries.

In 2015, direct sales in tons to the automotive industry increased by 18% compared to 2014. In 2014, direct sales in tons to the automotive industry increased by 44% compared to 2013. In 2013, direct sales in tons to the automotive industry decreased by 16% compared to 2012. In 2012, direct sales in tons to the automotive industry decreased 2% compared to 2011. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million to US Steel alone. In 2010, we did not record any sales to this sector and in 2011, 2012, 2013, 2014 and 2015 sales in tons to the energy sector accounted 0.4%, 0.9%, 0.5%, 10% and 0.01%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S. and Canada product sales as a percentage of our total product sales in tons.

Steel Product Sales By Region

	Mexico					United States, Canada and Other Countries
	Years ended December 31,
	2011	2012	2013	2014	2015	2011	2012	2013	2014	2015
I-Beams	97%	96%	97%	99%	98%	3%	4%	3%	1%	2%
Channels	55%	50%	51%	44%	54%	45%	50%	49%	56%	46%
Angles	76%	75%	78%	75%	82%	24%	25%	22%	25%	18%
Hot-rolled bars (round, square and hexagonal rods)	28%	29%	30%	33%	36%	72%	71%	70%	67%	64%
Flat bar	88%	78%	91%	99%	92%	12%	22%	9%	1%	8%
Rebar	97%	100%	100%	100%	99%	3%	—	—	—	1%
Cold drawn finished bars	42%	46%	49%	54%	66%	58%	54%	51%	46%	34%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	98%	100%	100%	100%	100%	2%	—	—	—	—
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	12%	37%	39%	3%	12%	88%	63%	61%	97%	88%
Total (weighted average)	56%	60%	62%	60%	67%	44%	40%	38%	40%	33%

During 2015, approximately 28% of our sales by volume came from the U.S. market, with almost 100% of such sales representing SBQ products. The Mexican market represents approximately 72% of our sales by volume, with SBQ products representing approximately 25% of such sales and the remainder representing commercial steel products.

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

During 2015 and 2014, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America MFG, Inc. and Nissan North America, Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc., Meritor, Inc., Neexteer, NSK and Hephaesus Holding Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company.

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

Our plant in Brazil began production in June 2015 with 30,000 tons produced and 4,000 tons shipped in 2015, all of which correspond to rebar. Our main objective is to sell our products through independent distributors, targeting the construction market by providing quality service, a key factor in attracting and retaining customers. Our major customers include: Jotacefer Distribuidora, Risatec Distribuidor, Marson Com Distr de Aco, Fa Aco para Construccao y Fav Comercio de Ferro.

Brazil has recently experienced economic recessions and is not projected to return to positive growth in annual terms until the second half of 2016. Notwithstanding, our sales policy in Brazil has been well accepted by our customers and, even in the midst of a global crisis, our sales have begun to increase steadily, opening us a place in the steel Market in Brazil.

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

We believe that our competitors’ closest plants to the southern California market are: Nucor, Corporation, located in Plymouth, Utah; Commercial Metals Company, located in Meza, Arizona; Thyssenkrupp Steel North America, Inc., located in Santa Fe Springs, California; Deacero, S.A. de C.V. (“Deacero”), located in Saltillo, Coahuila, México and Gerdau Corsa, S.A.P.I. de C.V. (“Gerdau Corsa”), located in Tijuana, Baja California,

Mexico. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

In 2015, we sold approximately 214,014 tons of I-beams, channels and angles at least three inches in width which represented approximately 11% of our total finished product sales for the year. In 2014, we sold approximately 176,415 tons of I-beams, channels and angles at least three inches in width which represented approximately 8% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 31.6% in 2015 and 29.5% in 2014, according with information provided by the Cámara Nacional de la Industria y del Acero (CANACERO).

In 2015, we sold approximately 976,850 tons of hot rolled and cold finished steel bars and 1,125,970 tons in 2014. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14% and 28%, respectively, in 2015 and 16% and 27%, respectively, in 2014. Rebar and light structural steel together accounted for approximately 692,548 tons, or 34%, of our total production of finished steel products in Mexico and the United States in 2015. Rebar and light structural steel together accounted for approximately 689,725 tons, or 31%, of our total production of finished steel products in Mexico and the United States in 2014. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., Nucor Corporation, ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States market, depending on the product, include Nucor, Corporation, Niagara LaSalle, Corporation , ArcelorMittal USA, LLC, Charter Steel, Inc., Steel Dynamics, Inc., The Timken Company and Gerdau Ameristeel US, Inc.

Brazil

Our main competitors in the Brazilian market: Aperam, ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Thyssenkrupp CSA; Usiminas, VSB tubes, V & M do Brasil, Villares Metals and Votorantim.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO 9001:2008 certification from International Quality Certifications covering the period from March 12, 2016 to September 14, 2018. We are in the process of obtaining the ISO/TS 16949 certification.

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

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011 and 1% in 2012, decreased approximately 6% in 2013, increased approximately 7% in 2014 and decreased approximately 16% in 2015; and prices of ferroalloys increased approximately 10% in 2011, decreased approximately 10% in 2012 and 5% in 2013, increased approximately 16% in 2014 and decreased approximately 9% in 2015. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2015, our cost of sales in Mexico, as a percentage of sales in Mexico, was 76%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 125%, and our consolidated cost of sales, as a percentage of consolidated sales, was 95%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 52% of our consolidated manufacturing conversion cost in 2015 (63% of the manufacturing conversion cost in our Mexico operations and 36% of the manufacturing conversion cost in our U.S. operations), compared to 55% of our consolidated manufacturing conversion cost in 2014 (64% of the manufacturing conversion cost in our Mexico operations and 45% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 13.3% and 15.2% of our refined scrap tonnage in 2015 and 2014, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 78.5% and 8.2%, respectively, in 2015 and approximately 80.6% and 4.2%, respectively, in 2014 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2014 and 2015, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of our manufacturing conversion cost in 2015, compared to 10% in 2014, and they accounted for 17% of our manufacturing conversion cost in 2015, compared to 17% in 2014 in our U.S. and Canadian facilities.

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

We obtain electrodes used to melt raw materials from Graftech Comercial de Mexico, S.A. de C.V. and Dama Trade, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their electrodes from SGL Carbon, Showa Denko Carbon, SK Carbon and Graftech International HLD Inc.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from RHI Refmex, S.A. de C.V., Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V. and Refratechnik. Our U.S. and Canadian facilities purchase most of their refractory products from North American Refractories Co., RResco Products, Inc, Veitsch-Radex America, Inc - RHI, Vesuvius USA, Corp., Nock & Son Co.-Minteq, Magna Refractories Inc., Refractory Materials Intl., Altus Refractories, LLC, Thermatex Sales Corp., and Magnesita Refractories Co.

Electricity. In 2015 and 2014 electricity accounted for approximately 9% of our consolidated manufacturing conversion cost. Electricity accounted for 9% in 2015 of our manufacturing conversion cost and 11% in 2014 in our Mexico facilities and is supplied by the CFE. It accounted for 10% in 2015 and 7% in 2014 of the manufacturing conversion cost in our U.S. and Canadian operations and is supplied by American Electric Power Company, Nipsco Industries, Inc., New York Power and Ohio Edison. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2015 and 2014. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(t) to our consolidated financial statements as of and for the year ended December 31, 2015, derivative financial instruments are recognized in the statement of financial position at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2012 and 2011, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. At December 31, 2015 and 2014 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

We do not enter into contracts for speculation purposes. We account for these derivative instruments in accordance with IFRS 7 “Financial Instruments: Disclosures.”

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

Our Lorain, Ohio plant (which is not currently in operation) and our Canton, Ohio facility are subject to the Maximum Achievable Control Technology (“MACT”) standard for Electric Arc Furnaces as an “area source.” Revisions of this standard are under development and, when promulgated, may impose additional restrictions on our Lorain and Canton operations including those relating to mercury emissions and control.

Our steelmaking operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by this efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico, the U.S. and Canada are subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

In the United States, the federal environmental agency is developing a new rule that is expected, among other things, to impose a timeline for the phasing out of polychlorinated biphenyl (“PCB”) -containing fluid in equipment that we currently use at many of our U.S. facilities. A preliminary notice regarding this future regulation will be published in 2016 for comments, and a formal proposed rule is expected within the next two years. If the rule is enacted as proposed, it will require our facilities to reduce the levels of PCBs in our equipment to less than 50 ppm within 5 years following its adoption, which will in turn require us to incur cost for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

Also in the United States, more stringent ambient standards were adopted in 2010 for sulfur dioxide (SO2) and nitrogen oxide (NOx), and carbon monoxide (CO) in 2011. More stringent standards for particulate matter have been promulgated in 2012. As these new more stringent standards are implemented through the different state programs, we are likely to experience higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2014 and subsequent years. These costs are related to extensive dispersion modeling and/or pre-construction monitoring not previously required.

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

The major federal environmental laws applicable to our operations, among others, are: (i) the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or “LGEEPA”) and its regulations, which are administered and overseen by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”) and enforced by the Ministry’s enforcement branch, the Federal Attorney’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente or “PROFEPA”); (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos or the “Law on Wastes”), which is also administered by SEMARNAT and enforced by PROFEPA; (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission (Comisión Nacional de Agua), also a branch of SEMARNAT; and (iv) the Federal Law on Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), which is also administered by SEMARNAT and enforced by PROFEPA.

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

Mexican-European Community Free Trade Agreement. The Mexican-European Free Trade Agreement, or “MEFTA,” became effective on July 1, 2000. MEFTA provides for the progressive elimination of Mexican duties for steel producers that are members of the European Union over a period of 6.5 years for finished steel products, including those that compete with our products.

Mexico-Japan Economic Association (the “Association”). On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the Japanese steel that Mexico imports will be maintained without changes (13% and 18%) during the first five years as of the effective date, (iii) the steel products coming from Japan will start paying less taxes gradually as from January 1, 2010 until reaching a zero percent rate in 2015, (iv) the products to be imported from the under the programs established by the Association, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

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

Transpacific Partnership Trade Agreement (TPP). On February 4, 2016, Mexico, along with Australia, Brunei Darussalam, Canada, Chile, United States, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the TPP, in the City of Auckland, New Zealand. This treaty will grant Mexican products access to six markets (Australia, Brunei, Malaysia, New Zealand, Singapore and Vietnam) with approximately 155 million of potential consumers, which were not covered by any other trade agreement. The TPP will become effective two years after its signature, provided all 12 participating countries ratify the agreement, or when at least six countries representing at least 85% of the gross domestic product of the TPP ratify the agreement.

The TPP eliminates or reduces tariff and non-tariff barriers across substantially all trade in goods and services and covers the full spectrum of trade, including goods and services trade and investment, so as to create new opportunities and benefits for the businesses, workers, and consumers of the countries members.

The TPP facilitates the development of production and supply chains, and seamless trade, enhancing efficiency and supporting our goal of creating and supporting jobs, raising living standards, enhancing conservation efforts, and facilitating cross-border integration, as well as opening domestic markets.

The TPP promotes innovation, productivity, and competitiveness by addressing new issues, including the development of the digital economy, and the role of state-owned enterprises in the global economy.

The TPP includes new elements that seek to ensure that economies at all levels of development and businesses of all sizes can benefit from trade. It includes commitments to help small- and medium-sized businesses understand the Agreement, take advantage of its opportunities, and bring their unique challenges to the attention of the TPP governments. It also includes specific commitments on development and trade capacity building, to ensure that all Parties are able to meet the commitments in the Agreement and take full advantage of its benefits.

The TPP is intended as a platform for regional economic integration and designed to include additional economies across the Asia-Pacific region.

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

•	On September 25, 2013, the USITC determined that there was sufficient evidence of "injury" therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.
•	On November 21, 2013, DeAcero was named a "Mandatory Respondent" of the questionnaires and on February 12, 2014, we were named the second "Mandatory Respondent" thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.

•	On April 21, 2014, preliminary "dumping" quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).
•	On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC's affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico. On November 16, 2016, we filed a request for review with the U.S. Department of Commerce against the imposed tariffs. We expect the resolution to this administrative proceeding will be rendered in September or October, 2016 and the new tariff quota to be effective six months after its determination.

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

Brazil operations

We produce according to the technical specifications of the Brazilian standard ABNT NBR 7480:2007 for steel bars and wires designed for the reinforcement for concrete structures. Our products are also registered with the Brazilian National Institute of Metrology, Quality and Technology (INMETRO), in accordance with Resolution CONMETRO No. 05, dated May 6, 2008, and comply with conformity assessment regulations, including Ordinance No. 73, dated March 17, 2010, and with compulsory product certification regulations.

We have received environmental permits from the Sao Paulo State, for which hydrological studies and feasibility of groundwater have been conducted, such permits include a license granted by the Ministry of Environment of Sao Paulo and an operations license granted by the Ministry of Environment CETESBE Sao Paulo State Comnahia.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 8, Inc., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%) (incorporated in 2014); GS steel B.V. (100%) (incorporated in 2014); Aceros Especiales Siderúrgicos de Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015) and Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015).
(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012). These facilities are operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April, 2015 and October 2015, respectively.
(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.
(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; Gary, Indiana, and Hamilton, Memphis, Tennessee; Ontario, Canada, all of which are owned directly by Republic.
(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Steel Promotor, Inc. (100%), Coadm Steel Inc. (100%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%) and Malla San 2, S.A. de C.V. (99.98%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2015:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
Gs Steel BV	Netherlands	100.00%
RRLC S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant S.A.P.I. de C.V.	Mexico	97.61%
Aceros Especiales Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Recursos Humanos de la Industría Siderúrgica de Tlaxcala, S.A. de C.V.	Mexico	100.00%

The U.S. dollar is the functional currency of our U.S. subsidiaries, except Simec 8 International, Inc., Steel Promotor, Inc. and Coadm Steel, Inc., which are not listed above and whose functional currency is the peso. These entities were merged into Simec USA Corp at the beginning of 2015 and, therefore, are no longer in operations. Prior to the merger, these entities recorded uncollected accrued interest for the year ended December 31, 2014 and their main assets and liabilities were accounts receivable and payable to related parties denominated in pesos. These three subsidiaries were previously Mexican entities and in 2014 changed their tax residence to the United States. Prior to the merger but after changing their tax residence to the United States, these entities had minimal operations and, therefore, we considered that their functional currency was the Mexican peso. In 2013, these subsidiaries operated in Mexico and were treated as Mexican subsidiaries.

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at fifteen facilities throughout North America. At December 31, 2015, our crude steel production capacity was 4.6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.4 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity and our Brazil operations have 0.5 million tons of crude steel production capacity. In addition, we have 4.3 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, 2 million are located in the United States and Canada and 0.5 million are located in Brazil.

We operate seven mini-mills, five in Mexico, one in the United States and one in Brazil. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosi, San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. Our mini-mill in Brazil is located in Pindamonhangaba; São Paulo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna New York. Processing mills are located in Massillon Ohio, Hamilton Ontario, Gary Indiana and Solon Ohio.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

Years ended December 31,
2011	2012	2013	2014	2015
	(tons in thousands)
Melt shops
Steel billet production	2,495.0	2,562.4	2,289.5	2,483.7	2,318.0
Annual installed capacity(1)	4,797.2	4,797.2	4,500.0	4,207.9	4,552.9
Effective capacity utilization	52.0%	53.4%	50.9%	59.0%	50.9%
Rolling mills
Total production	2,440.4	2,462.4	2,300.2	2,286.3	2,206.4
Annual installed capacity(1)	3,757.8	3,790.5	3,817.6	3,829.6	4,279.6
Effective capacity utilization	64.9%	65.0%	60.3%	59.7%	51.6%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2015.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I Beams	21.5%	0%	0%	0%	5.7%
Channels	10.1%	13.8%	0%	0%	4.4%
Angles	31.3%	30.3%	0%	0%	12.5%
Hot rolled bars (round, square And hexagonal rods)	24.1%	5.2%	43.2%	1.1%	17.3%
Rebar	1.2%	43.9%	0%	89.7%	39.5%
Flat bars	7.9%	0%	24.2%	0%	8.7%
Cold finished bars	3.9%	0%	32.6%	0%	8.5%
Electro-Welded wire mesh	0%	0%	0%	4.1%	1.5%
Wire rod	0%	0%	0%	0.7%	0.3%
Electro-Welded wire mesh panel	0%	0%	0%	4.4%	1.6%
Other	0%	0%	0%	0%	0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2015, the Guadalajara mini-mill produced 367,982 tons of steel billet and 366,073 tons of finished product, operating at 99% capacity for billet production and 76% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2011	2012	2013	2014	2015
Steel sales (thousands of tons)	383	353	323	335	369
Average finished product price per ton	Ps. 10,809	Ps. 11,357	Ps. 9,929	Ps. 10,410	Ps. 9,726
Average scrap cost per ton	4,983	5,372	4,775	4,934	4,539
Average manufacturing conversion cost per ton of finished product(1)	3,143	3,070	2,879	2,613	2,399
Average manufacturing conversion cost per ton of billet(1)	1,707	1,749	1,685	1,586	1,489

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2015, the Mexicali mini-mill produced approximately 247,153 tons of billet, of which the Guadalajara mini-mill used 22,327 tons. In 2015, the Mexicali mini-mill produced 202,434 tons of finished products. In 2015 we operated the Mexicali mini-mill at 57% capacity for billet production and at 81% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2015, 44% of the products produced at the Mexicali mini-mill were rebar, 30% were angles, 5% were hot rolled bars (round, square and hexagonal rods) and the remaining 21% were channels and flat bar.

Mexicali Mini-Mill

Years ended December 31,

	2011	2012	2013	2014	2015
Steel sales (thousands of tons)	180	186	195	206	220
Average finished product price per ton	Ps. 10,072	Ps. 10,527	Ps. 9,097	Ps. 9,170	Ps. 9,405
Average scrap cost per ton	5,028	5,283	4,580	4,348	3,981
Average manufacturing conversion cost per ton of finished product(1)	2,564	2,765	2,643	2,659	2,414
Average manufacturing conversion cost per ton of billet(1)	1,700	1,895	1,819	1,752	1,608

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 492,000 tons. In 2015, the Apizaco mini-mill produced 413,633 tons of steel billet. In 2015, the Apizaco mini-mill produced 357,779 tons of finished products. In 2015, we operated the Apizaco mini-mill at 81% capacity for billet production and at 73% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2015, the Cholula facility produced 105,949 tons of finished products, at 88% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2015, 43% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 24% were flat merchant bar and 33% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2011	2012	2013	2014	2015
Steel sales (thousands of tons)	343	376	329	361	339
Average finished product price per ton	Ps. 11,942	Ps. 12,479	Ps. 11,845	Ps. 12,047	Ps. 12,366
Average scrap cost per ton	4,725	5,037	4,498	4,800	4,111
Average manufacturing conversion cost per ton of finished product(1)	3,360	3,135	3,239	3,400	3,455
Average manufacturing conversion cost per ton of billet(1)	2,090	2,033	2,084	2,154	2,195

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2015, these facilities had an annual installed capacity of 660,000 tons of billet and 600,000 tons of finished product. In 2015, the San Luis facilities produced 585,056 tons of steel billet. In 2015, the San Luis facilities produced 559,203 tons of finished product, operating at 89% capacity for billet production and 93% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2015, 90% of the products produced at the San Luis facilities were rebar, 9% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 1% were other light structurals.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2011	2012	2013	2014	2015
Steel sales (thousands of tons)	503	560	528	517	524
Average finished product price per ton	Ps. 10,133	Ps. 10,438	Ps. 9,309	Ps. 9,269	Ps. 9,786
Average scrap cost per ton	4,935	5,434	4,818	4,936	4,462
Average manufacturing conversion cost per ton of finished product(1)	2,166	2,390	2,594	2,268	2,060
Average manufacturing conversion cost per ton of billet(1)	1,630	1,604	1,750	1,764	1,584

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2015, these facilities had an annual installed capacity of 2,083,000 tons of billet and 2,008,000 tons of finished product. In 2015, Republic facilities produced 650,735 tons of steel billet. For the same period, Republic facilities produced 498,597 tons of hot-rolled bars. Republic facilities produced 79,199 tons of cold finish bars. In 2015, Republic facilities produced 112,765 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2011	2012	2013	2014	2015
Steel sales (thousands of tons)	880	787	689	778	570
Average finished product price per ton	Ps. 16,050	Ps. 16,544	Ps. 15,350	Ps. 15,823	Ps. 16,611
Average scrap cost per ton	5,678	5,212	4,650	5,354	3,899
Average manufacturing conversion cost per ton of finished product(1)	6,367	5,787	6,048	6,417	7,042
Average manufacturing conversion cost per ton of billet(1)	3,835	4,016	3,935	4,665	4,481

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2015, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility produced 86,275 tons of steel billets in 2015 and was operated at 9% capacity of steel billet. During 2015, the Lorain facility operated at 12% of capacity for 9-10” rolling mill and 22% of capacity for 20” mill finishing and shipping production, and it produced 134,810 tons of finished products.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2015, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2015, this facility produced 564,460 tons of blooms, billets and other semi-finished trade product and was operated at 50% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.750" to 3.250" with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2015, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2015, this facility produced 363,787 tons of hot rolled bars and was operated at 56% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2015, an annual installed capacity of 125,000 tons of finished product. During 2015, the Massillon facility was operated at 29% capacity of finished product and produced 35,744 tons of cold finished bars.

Gary, Indiana. Our Gary facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2015, the Gary facility had annual installed capacity of 71,000 tons of cold finished bars. In 2015, this facility produced 6,260 tons of cold finished bars and was operated at 9% capacity of finished product.

Solon Ohio and Memphis, Tennessee. Our Solon and Memphis facilities, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2015, the Solon and Memphis facilities had installed capacities of 196,000, and 87,000 tons, respectively, for wire products. During 2015, the Solon facility produced and shipped 112,765 tons of wire products and was operated at 58% capacity of finished product.  No wire products were produced at the Memphis facility during 2015.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2015, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2015, this facility produced 37,195 tons of cold finished bars and was operated at 63% capacity of finished product.

Pindamonhangaba, Sao Paulo, Brazil.

Our plant is located 140 kms from the city of Sao Paulo, in a town called Pindamonhangaba, State of Sao Paulo and is 218 miles from Rio de Janeiro. Our Brazil facility and equipment include an electric German arc furnace and an Italian rebar and wire rod rolling mill. This plant began operations in July 2015 and currently produces rod. As of December 31, 2015, this plant had installed capacity to produce 500,000 tons of "billet" and 450,000 tons of finished product per year capacity. In 2015 our mini-steel plant in Brazil produced 53,449 tons of "billet" and 30,342 tons of finished product, operating at 11% of its capacity for "billet" and 6% capacity for finished product.

The following table sets forth, for the period indicated selected operating data for our Brazil facility.

Year ended December 31, 2015
Steel sales (thousands of tons)	4
Average finished product price per ton	Ps. 7,500
Average scrap cost per ton	2,322
Average manufacturing conversion cost per ton of finished product(1)	2,481
Average manufacturing conversion cost per ton of billet(1)	1,103

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2015 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (45%); Light structurals (18%); SBQ (5%); Bars 30%, Rebar (2%)	electric arc furnace with continuous caster rolling mill and bar processing lines	366,073	480,000

Mexicali	Structurals (22%); Rebar (44%); Light structurals (22%), hot rolled bars (12%)	electric arc furnace with continuous caster and bar rolling mills	202,434	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	357,779	492,000

Aceros DM, San Luis Potosí	Rebar (85%), Light structurals (2%), Wire rod (1%), Electro-Welded wire mesh (6%), Electro-Welded wire mesh panel (6%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	389,999	400,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	169,204	200,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	134,810	816,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	564,460	1,131,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	363,787	653,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	35,744	125,000

Location	Product (%)	Equipment	2015 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Gary	SBQ (100%)	cold drawn bar turning and heat treating equipment	6,260	71,000

Solon and Memphis (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	112,765	283,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	37,195	59,000
Brazil	Rebar (100%)	electric arc furnace, rebar and wire rod rolling mill	30,342	450,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

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

Our Financial Statements for the year ending December 31, 2012 are the first annual financial statements presented in accordance with IFRS. The translation date was January 1, 2011 and therefore, the year ended December 31, 2011 is the comparative period covered by the standard of adoption IFRS 1, “Initial Adoption of International Financial Reporting Standards.” According to IFRS 1 we will apply the relevant mandatory exceptions and certain optional exemption to retroactive application of IFRS. We applied the following mandatory exceptions with respect to the retroactive application of IFRS:

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, compared to 2010, was 16%. Our net revenue from sales decreased in 2012, compared to 2011, increased by 1% in the automotive sector, increased 20% in the independent distributor sector, decreased 55% in the hand tools sector, decreased 53% in the mining sector and decreased 20% in other industries. The total decrease in net revenue from sales of SBQ products in 2012, compared to 2011, was 4%. Our net revenue from sales decreased in 2013, compared to 2012, decreased by 23% in the automotive sector, decreased 15% in the independent distributor sector, decreased 33% in the hand tools sector, increased 3% in the mining sector and decreased 13% in other industries. The total decrease in net revenue from sales of SBQ products in 2013, compared to 2012, was 18%. Our net revenue from sales increased in 2014, compared to 2013, increased by 42% in the automotive sector, decreased 13% in the independent distributor sector, decreased 34% in the hand tools sector, decreased 61% in the mining sector and increased 29% in other industries. The total increase in net revenue from sales of SBQ products in 2014, compared to 2013, was 18%. Our net revenue from sales decreased in 2015, compared to 2014, increased by 20% in the automotive sector, decreased 43% in the independent distributor sector, increased 204% in the hand tools sector, decreased 52% in the mining sector and decreased 48% in other industries. The total decrease in net revenue from sales of SBQ products in 2015, compared to 2014, was 16%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2011, 2012, 2013, 2014 and 2015 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

The negative operating trends in our USA segment are primarily driven by declining demand that severely impacts production volume and therefore cost. The automotive sector is stable and continues to provide good demand for our products.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

Typically, about 80% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 20% is transaction business, where we can adjust the base pricing as required. The current deflationary environment in scrap metal and commodities, while helping to lower our raw material costs also dampens our ability to secure better prices in the marketplace and our efforts are single-mindedly focused on managing our costs down to secure levels of profitability without compromising in any way on quality. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability. We and our principal shareholder are committed to continue the support to our USA segment and we expect it to become a profitable segment again in the near future.

Sales Volume, Price and Cost Data, 2011 - 2015

	Year ended December 31,
	2011	2012	2013	2014	2015
Shipments (thousands of tons)	2,289	2,262	2,064	2,197	2,026
Guadalajara and Mexicali	563	539	518	540	589
Apizaco and Cholula	343	376	329	362	339
San Luis facilities	503	560	528	517	524
Republic facilities	880	787	689	778	570
Brazil	—	—	—	—	4

Net sales (Ps. millions)	29,270	29,524	24,369	26,829	24,476
Guadalajara and Mexicali	5,953	5,967	4,981	5,366	5,658
Apizaco and Cholula	4,096	4,692	3,897	4,361	4,192
San Luis facilities	5,097	5,845	4,915	4,792	5,128
Republic facilities	14,124	13,020	10,576	12,310	9,468
Brazil	—	—	—	—	30

Cost of sales (Ps. millions)	25,563	25,960	22,410	25,492	23,097
Guadalajara and Mexicali	4,866	5,116	4,087	4,740	3,955
Apizaco and Cholula	3,067	3,344	2,729	3,115	2,764
San Luis facilities	4,005	4,568	4,240	4,221	4,529
Republic facilities	13,625	12,932	11,354	13,416	11,829
Brazil	—	—	—	—	20

Average price per ton (Ps.)	12,787	13,052	11,807	12,212	12,081
Guadalajara and Mexicali	10,574	11,071	9,616	9,937	9,606
Apizaco and Cholula	11,942	12,479	11,845	12,047	12,366
San Luis facilities	10,133	10,438	9,309	9,269	9,786
Republic facilities	16,050	16,544	15,350	15,823	16,611
Brazil	—	—	—	—	7,500

Average cost per ton (Ps.)	11,168	11,477	10,858	11,603	11,400
Guadalajara and Mexicali	8,643	9,492	7,890	8,778	6,715
Apizaco and Cholula	8,942	8,894	8,295	8,605	8,153
San Luis facilities	7,962	8,157	8,030	8,164	8,643
Republic facilities	15,483	16,432	16,479	17,244	20,753
Brazil	—	—	—	—	5,000

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 2.5% in 2015 and increased 2.3% in 2014. The U.S. GDP increased 2.4% in 2015 and 2014. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011. The average steel price decreased approximately 10% in 2013 compared to 2012. The average steel price increased approximately 3% in 2014 compared to 2013. The average steel price decreased approximately 23% in 2015 compared to 2014, mainly due to the deceleration in China.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened. In 2014, imports to Mexico increased slightly. In 2015, imports to Mexico increased 10% compared to 2014 according to preliminary information of CANACERO.

Steel imports to the United States accounted for an estimated 33% of the domestic U.S. steel market in 2015 and an estimated 28% in 2014. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 34% in 2010, increased approximately 21% in 2011, increased approximately 1% in 2012, decreased approximately 6% in 2013, increased approximately 7% in 2014 and decreased approximately 16% in 2015; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011, decreased approximately 10% and 5% in 2012 and 2013, respectively, increased approximately 16% in 2014 and decreased approximately 9% in 2015. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2010, 2011, 2012, 2013, 2014 and 2015 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 8% in 2010, 11% in 2011, 3% in 2012, 9% in 2013, 7% in 2014 and decreased approximately 12% in 2015; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011, 32% in 2012, increased approximately 16% in 2013 and 7% in 2014 and decreased approximately 23% in 2015.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 3.8% for 2011, 3.6% for 2012, 4.0% for 2013, 4.1% for 2014 and 2.1% for 2015. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 17.36 per U.S.$1.00 at December 14, 2015. Depreciation of the Mexican peso relative to the U.S. dollar in 2015 was 17.7%. The exchange rate at December 31, 2015 was 17.3398 compared to 14.7348 at December 31, 2014. At September 15, 2016 the exchange rate was Ps.19.1520 per U.S.$1.00.

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

Segment Information

We are required to disclose segment information in accordance with IFRS 8 “Operating Segments”: Information which establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We conduct business in three principal business segments which are organized on a geographical basis:

•	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;
•	our U.S. segment represents the results of our operations of Republic, including its eight plants of which seven are located in the United States and one is located in Canada and
•	our Brazil segment represents the results of our operations in one plant located in Pindamonhangaba, São Paulo State, Brazil, which started operations in June 2015.

The following information shows other results by segment.

	For the year ended December 31, 2015
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,978,728	9,467,604	29,489	—	24,475,821
Cost of sales	11,247,661	11,828,885	20,421	—	23,096,967
Impairment of property, plant and equipment	—	2,071,901	—	—	2,071,901
Gross profit (loss)	3,731,067	(4,433,182)	9,068	—	(693,047)
Administrative expenses	1,100,622	457,435	24,432	—	1,582,489
Other (income) expense, net	(5,656)	(184,039)	16,268	—	(173,427)
Interest income	33,872	155	—	—	34,027
Interest expense	9,987	47,032	24,805	(41,629)	40,195
Exchange gain (loss), net	840,156	—	(496,906)	(725,312)	(382,062)
Income (loss) before income tax	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)
Income tax	1,412,695	(642,123)	—	—	770,572
Net income (loss)	2,087,447	(4,111,332)	(553,343)	(683,683)	(3,260,911)
Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	747,436	512,393	1,264	—	1,261,093
Total assets	28,530,321	7,891,964	3,226,150	(7,404,019)	32,244,416
Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035
Additions of property, plant and equipment, net	574,211	396	73,136	—	647,743

	For the year ended December 31, 2014
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,518,299	12,310,462	—	—	26,828,761
Cost of sales	12,075,965	13,416,333		—	25,492,298
Gross profit	2,442,334	(1,105,871)	—	—	1,336,463
Administrative expenses	818,213	335,127	40,378	—	1,193,718
Other income, net	(29,622)	(30,932)	—	—	(60,554)
Interest income	24,773	366	—	—	25,139
Interest expense	7,164	25,028	15,296	(24,874)	22,614
Exchange gain (loss), net	490,729	—	(202,502)	185,865	474,092
Income (loss) before income tax	2,162,081	(1,434,728)	(258,176)	210,739	679,916
Income tax	222,491	(60,494)	—	—	161,997
Net income (loss)	1,939,590	(1,374,234)	(258,176)	210,739	517,919
Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	757,873	358,872	1,161	—	1,117,906
Total assets	27,340,625	11,078,721	3,331,720	(5,854,577)	35,896,489
Total liabilities	3,476,065	9,585,026	909,330	(5,854,577)	8,115,844
Additions of property, plant and equipment, net	198,811	924,241	735,306	—	1,858,358
	For the year ended December 31, 2013
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	13,792,466	10,576,474	—	—	24,368,940
Cost of sales	11,055,918	11,354,349	—	—	22,410,267
Gross profit	2,736,548	(777,875)	—	—	1,958,673
Administrative expenses	733,449	383,210	—	—	1,116,659
Other expense, net	47,854	11,307	—	—	59,161
Interest income	16,903	3,495	—	—	20,398
Interest expense	8,214	25,479	—	(4,979)	28,714
Exchange loss	66,506	—	—	—	66,506
Income (loss) before income tax	1,897,428	(1,194,376)	—	(4,979)	708,031
Income tax	(159,570)	(121,998)	—	—	(281,568)
Net income (loss)	2,056,998	(1,072,378)	—	(4,979)	989,599
Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	796,705	256,195	—	—	1,052,900
Total assets	24,300,374	9,164,691	2,705,279	(2,890,497)	33,279,847
Total liabilities	2,760,999	6,512,396	621,984	(2,890,497)	7,004,882
Additions of property, plant and equipment, net	308,401	1,265,994	1,603,555	—	3,177,950

Our net sales by product during 2015, 2014 and 2013 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2015	2014	2013
Light structurals	1,270,459	1,348,564	1,069,051
Structurals	1,957,388	1,720,764	1,531,259
Bars	1,272,580	1,435,075	1,497,021
Rebar	5,235,167	4,907,453	5,062,481
Flat bar	906,243	746,161	548,630
Hot rolled bars	8,568,417	10,310,093	9,373,022
Cold drawn bars	2,750,380	3,646,684	3,408,692
Other	2,515,187	2,713,967	1,878,784
Total	24,475,821	26,828,761	24,368,940

Our net sales by country or region during 2015, 2014 and 2013 are as follows:

SALES (in thousands of pesos)
	2015	2014	2013
Mexico	14,543,446	14,165,166	13,633,192
USA	9,417,392	11,941,251	10,051,087
Canada	371,610	493,911	535,164
Latin America	134,031	216,293	136,130
Other (Europe and Asia)	9,342	12,140	13,367
Total	24,475,821	26,828,761	24,368,940

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2014 and 2015

Net Sales

Net sales decreased 9%, to Ps. 24,476 million in 2015 compared to Ps. 26,829 million in 2014. This decrease resulted principally from a 1% decrease in the average price per ton of steel products and an decrease of 171 thousand shipments of finished steel products. Total sales outside of Mexico decreased 22%, to Ps. 9,932 million in 2015 compared with Ps. 12,664 million in the same period of 2014. Total sales in Mexico increased 3%, from Ps. 14,165 million in 2014 to Ps. 14,543 million in 2015.

Shipments of finished steel products decreased 8%, to 2.026 million tons in 2015, compared to 2.197 million tons in 2014. Total sales volume outside of Mexico of finished steel products decreased 24% to 0.632 million tons in 2015, compared to 0.837 million tons in 2014, while total Mexican sales increased 2%, from 1.360 million tons in 2014, compared to 1.394 million tons in 2015.

The average price of steel products decreased 1% in 2015 compared to 2014.

Cost of Sales

Our cost of sales decreased 9%, from Ps. 25,492 million in 2014 to Ps. 23,097 million in 2015, which decrease is mainly attributable to (i) a 1% decrease in the average price per ton of steel products sold, and (ii) an decrease of 171 thousand tons of finished steel products shipped. Cost of sales as a percentage of net sales was 95% in 2015 and 2014. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.7 per hour in 2015 and $2.0 per hour in 2014, compared to U.S.$52.5 and U.S.$50 per hour for 2015 and 2014, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Impairment of Property, Plant and Equipment

We made an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately Ps. 2,072 million (U.S.$130.7 million) and as such, recognized an asset impairment of this amount during the year ended December 31, 2015.

Gross (Loss) Profit

Our gross loss was Ps. 693 million in 2015 compared to Ps. 1,337 million of gross profit in 2014. This gross loss is attributable mainly to the impairment of property, plant and equipment and a decrease of 171 thousand tons of finished steel products shipped. As a percentage of net sales, our gross loss was 3% in 2015 and our gross profit was 5% in 2014.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 32%, to Ps. 1,582 million in 2015, compared to Ps. 1,194 million in 2014. The increase of Ps. 388 million in 2015 compared to 2014, is attributable principally to (i) Ps. 178 million in royalties paid to Industrias CH for use of their brands, (ii) Ps. 78 million related to fees paid for legal services and (iii) expenses of Ps. 76 million corresponding to severance payments in Republic. In 2015 and 2014, our general and administrative expenses included Ps. 256 million and Ps. 254 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 6% in 2015 and 4% in 2014. Depreciation and amortization expense were Ps. 419 million in 2015 compared to Ps. 393 million in 2014.

Other Income (Expense), Net

We recorded other income, net of Ps. 173 million in 2015, reflecting (i) income of Ps. 4 million related to the sale of scrap, (ii) income of Ps. 174 million related to proceeds from a settlement with a client and (iii) an expense related to other financial operations of Ps. 5 million.

We recorded other income, net of Ps. 61 million in 2014, reflecting (i) expenses of Ps. 1 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 2 million related to the write-off of certain account balances (iii) an income of Ps. 29 million related to the sale of scrap and (iv) an income related to other financial operations of Ps. 35 million.

Interest Income

We recorded an interest income of Ps. 34 million in 2015 compared to Ps. 25 million in 2014. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 40 million in 2015 compared to Ps. 23 million in 2014. This increase was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 382 million in 2015 compared to an exchange gain of Ps. 474 million in 2014; this foreign exchange loss reflected the 47% depreciation of the Brazilian real against the dollar and the 17.7% depreciation of the peso against the dollar in 2015 compared to the 13% depreciation of the peso against the dollar in 2014.

Income Tax

In 2015 we recorded an income tax provision of Ps. 771 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 827 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, by difference of opinion on the deduction of losses on disposal of treasury bonds of the United States. In 2014 we recorded an income tax provision of Ps. 162 million, which included an income tax provision of Ps. 278 million and an income tax benefit for deferred income taxes of Ps. 116 million.

Our effective income tax rates for 2015 and 2014 were 22.5% and 23.8%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2015 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2015 and 2014, we amortized tax losses which generated a benefit on income tax of approximately Ps. 39 million and Ps. 145 million, respectively. These effects caused our effective tax rates during 2015 and 2014 to be lower than the statutory tax rate.

Net (Loss) Income

We recorded net loss of Ps. 3,261 million in 2015, compared to net income of Ps. 518 million in 2014. This loss attributable mainly to (i) a decrease of 171 thousand shipments of finished steel products, (ii) an expense of Ps. 2,072 million related to impairment charges in Republic, (iii) a foreign exchange loss of Ps. 419 million in 2015 compared to Ps. 474 million of foreign exchange gain in 2014 and (iv) the Ps. 1,333 million that was paid by Simec International 6, S.A. de C.V. and Simec International 8, S.A. de C.V. derived by a review initiated in July 2015 to the fiscal year 2010 by the tax authority, by difference of opinion on the deduction of losses on disposal of treasury bonds of the United States.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2014 and 2015

Net Sales

Net sales increased 3%, to Ps. 14,978 million in 2015 compared to Ps. 14,518 million in 2014. This increase resulted principally from a 1% increase in the average price per ton of steel products and an increase of 33 thousand tons of shipments of finished steel products.

Shipments of finished steel products increased 3%, to 1.452 million tons in 2015, compared to 1.419 million tons in 2014.

The average price of steel products increased 1% in 2015 compared to 2014.

Cost of Sales

Our cost of sales decreased 7%, from Ps. 12,076 million in 2014 to Ps. 11,248 million in 2015, which decrease is mainly attributable to a 9% decrease in the prices of raw materials used for the production of finished products. As a percentage of net sales, our cost of sales was 75% in 2015, compared to 83% in 2014.

Gross Profit

Our gross profit increased 53%, to Ps. 3,731 million in 2015 compared to Ps. 2,442 million in 2014. This increase is attributable mainly to a 9% decrease in the prices of raw materials used for the production of finished products and an increase of 33 thousand tons of shipments of finished steel products. As a percentage of net sales, our gross profit was 25% in 2015, compared to 17% in 2014.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 35%, to Ps. 1,101 million in 2015, compared to Ps. 818 million in 2014. Such increase is attributable principally to (i) an administrative expense of Ps. 178 million in royalties paid to Industrias CH for use of their brands, (ii) Ps. 78 million related to fees paid for legal services and (iii) other administrative expenses in our plants in Mexico. In 2015 and 2014, our general and administrative expenses included Ps. 245 million and Ps. 245 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Administrative expenses as a percentage of net sales were 7% in 2015 and 6% in 2014. Depreciation and amortization expense were Ps. 366 million in 2015 compared to Ps. 331 million in 2014.

Other Income (Expense), Net

We recorded other income, net of Ps. 6 million in 2015, reflecting (i) an income of Ps. 4 million related to the sale of scrap and (ii) other income related to other financial operations of Ps. 2 million.

We recorded other income, net of Ps. 30 million in 2014, reflecting (i) an expenses of Ps. 1 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 2 million related to the depuration of some account balances (iii) an income of Ps. 4 million related to adjustments in inflation for taxes returned to us and (iv) other income related to other financial operations of Ps. 29 million.

Interest Income

We recorded an interest income of Ps. 34 million in 2015 compared to Ps. 25 million in 2014. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 10 million in 2015 compared to Ps. 7 million in 2014. This increase was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 840 million in 2015 compared to an exchange gain of Ps. 491 million in 2014; this foreign exchange reflected the 17.7% depreciation of the peso against the dollar in 2015 and the 47% depreciation of the Brazilian real against the dollar in 2015.

Income Tax

In 2015 we recorded an income tax provision of Ps. 1,413 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 185 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, by difference of opinion on the deduction of losses on disposal of treasury bonds of the United States. In 2014 we recorded an income tax provision of Ps. 222 million, which included an income tax provision of Ps. 278 million and an income tax benefit for deferred income taxes of Ps. 56 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2015 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 2,087 million in 2015, compared to net income of Ps. 1,940 million in 2014. Net income for 2015 remains virtually equal to the net income generated in 2014, due to the increase in tons sold that offset the additional expense of income tax.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2014 and 2015

Net Sales

Net sales decreased 23%, to Ps. 9,468 million in 2015 compared to Ps. 12,310 million in 2014. This decrease resulted principally from a decrease of 208 thousand tons of shipments of finished steel products.

Shipments of finished steel products decreased 27%, to 570 thousand tons in 2015, compared to 778 thousand tons in 2014.

The average price of steel products in pesos increased 5% in 2015 (in dollars decreased 14%) compared to 2014, mainly as a result of lower prices in the steel market. Also, surcharges of scrap have affected the sales price due to a consistently low level of scrap cost.

Cost of Sales

Our cost of sales decreased 12%, from Ps. 13,416 million in 2014 to Ps. 11,829 million in 2015, which decrease is mainly attributable to a 27% decrease in shipments of finished steel products and the decrease of 25% in the prices of raw materials used for the production of finished products. In 2015 we made a charge to the cost of sales for an inventory valuation allowance of Ps. 681 million. Cost of sales as a percentage of net sales was 125% in 2015, compared to 109% in 2014.

Impairment of Property, Plant and Equipment

We made an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately Ps. 2,072 million (U.S.$130.7 million) and as such, recognized an asset impairment of this amount during the year ended December 31, 2015.

Gross (Loss) Profit

Our gross loss was Ps. 4,433 million in 2015 compared to Ps. 1,106 million of gross loss in 2014. This gross loss is attributable mainly to the impairment of property, plant and equipment of Ps. 2,072 million (U.S.$130.7 million), a decrease of 208 thousand tons of shipments of finished steel products and the charge to the cost of sales for an inventory valuation allowance of Ps. 681 million. As a percentage of net sales, our gross loss was 47% in 2015, compared to 9% of gross loss in 2014. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 36%, to Ps. 457 million in 2015, compared to Ps. 335 million in 2014. The administrative expenses in dollars increased by U.S.$3.6 million, due to the expenses of U.S.$3.8 million corresponding to severance payments (Ps. 76 million), the other difference in pesos of Ps. 46 million corresponds to 17.7% depreciation of the peso against the dollar, the amount in pesos is recorded as an increase.

Administrative expenses as a percentage of net sales were 5% in 2015 and 3% in 2014. Depreciation and amortization expense were Ps. 67 million in 2015 compared to Ps. 62 million in 2014.

Other Income, Net

We recorded other income, net of Ps. 184 million in 2015, reflecting (i) income of Ps. 174 million related to proceeds from a settlement with a client and (ii) other income, net of Ps. 10 million related to other financial operations.

We recorded other income, net of Ps. 31 million in 2014, reflecting an income of (i) Ps. 29 million related to the sale of scrap and (ii) Ps. 2 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0.2 million in 2015 compared to Ps. 0.4 million in 2014.

Interest Expense

We recorded an interest expense of Ps. 47 million in 2015 compared to Ps. 25 million in 2014.

Income Tax

In 2015 we recorded an income tax benefit of Ps. 642 million for deferred income taxes. In 2014 we recorded an income tax benefit of Ps. 60 million for deferred income taxes.

Net Loss

We recorded net loss of Ps. 4,111 million in 2015, compared to net loss of Ps. 1,374 million in 2014. This increase in our net loss is attributable mainly to (i) an expense of Ps. 2,072 million related to asset impairment charges, (ii) a decrease of 208 thousand tons of shipments of finished steel products and (iii) the charge to the cost of sales for an inventory valuation allowance of Ps. 681 million.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2014 and 2015

Our segment in Brazil started operations in late 2015; the information presented is not comparable with 2014 because in that year we did not have production and sale of our products.

Net Sales

Our net sales were Ps. 29 million in 2015. Our shipments of finished steel products in 2015 were 4 thousand tons.

Cost of Sales

Our cost of sales was Ps. 20 million in 2015. As a percentage of net sales, our cost of sales was 69% in 2015.

Gross Profit

Our gross profit was Ps. 9 million in 2015. As a percentage of net sales, our gross loss was 31% in 2015. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 24 million in 2015. Operating expenses as a percentage of net sales were 83% in 2015. Depreciation and amortization expense were Ps. 1 million in 2015.

Other Expense, Net

We recorded other expense, net of Ps. 16 million in 2015, reflecting other expenses related to other financial operations.

Interest Expense

We recorded an interest expense of Ps. 25 million in 2015 compared to Ps. 15 million in 2014.

Foreign Exchange Loss

We recorded a foreign exchange loss of Ps. 497 million in 2015 compared to an exchange loss of Ps. 203 million in 2014; this foreign exchange reflected the 47% depreciation of the Brazilian real against the dollar in 2015.

Income Tax

In 2015 we did not record any income tax for 2015.

Net Loss

We recorded a net loss of Ps. 553 million in 2015. Our net loss is attributable mainly to our foreign exchange loss of Ps. 497 million.

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

According to the Income Tax Law in Mexico, the tax rate for the year 2014 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2014 and 2013, we amortized tax losses which generated a benefit on income tax of approximately Ps. 145 million and Ps. 541 million, respectively. Additionally, in 2013 a provision of Ps. 274 million was canceled due to a repeal of the FBRT. These effects created a credit balance in 2013 and caused our effective tax rate during 2014 to be lower than the statutory tax rate.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeded income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2014 and 2013 were determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

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

Other Income (Expense), Net

We recorded other income, net of Ps. 30 million in 2014, reflecting (i) an expenses of Ps. 1 million corresponding to land remediation work at Pacific Steel (ii) an expense of Ps. 2 million related to the depuration of some account balances (iii) an income of Ps. 4 million related to adjustments in inflation for taxes returned to us and (iv) other income related to other financial operations of Ps. 29 million.

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

Income Tax

In 2014 we recorded an income tax provision of Ps. 222 million, which included an income tax provision of Ps. 278 million and an income tax benefit for deferred income taxes of Ps. 56 million. In 2013 we recorded an income tax benefit of Ps. 160 million, which included an income tax provision of Ps. 57 million and an income tax benefit for deferred income taxes and deferred FRBT of Ps. 217 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2014 and years thereafter is 30%.

The FRBT Law was published in the Official Gazette on October 1, 2007. This Law came into force on January 1, 2008, and abolished the Asset Tax Law. In 2010 FRBT was computed by applying the 17.5% rate (17% for 2009 and 16.5% for 2008) to income determined on the basis of cash flows, net of acquisitions of inventory and fixed assets and certain authorized credits. FRBT was payable only to the extent it exceeded income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period must first be subtracted from the FRBT for the same period and the difference shall be the FRBT payable. The deferred taxes of the years ended December 31, 2014 and 2013 were determined based on the specific rules of each tax. The FRBT was abolished for the year 2014 and years thereafter.

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

Other Income (Expense), Net

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

Management believes that the critical accounting policies which require the most significant judgments and estimates used in the preparation of the financial statements relate to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets, valuation allowance on accounts receivable and inventories obsolescence. We evaluate the recoverability of operating tax losses (NOL) carry forwards, and only for those who have probability of being recovered is determined a deferred tax asset. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, we considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. Based on the company’s evaluation, it determined the amount of deferred tax assets that is more likely than not to be realized in the future against those taxable profits.

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

In June of 2015 Republic Steel temporarily idled the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploration sector following the sharp drop in the price of oil which has led to significant market declines and demand for product. As a consequence of this event management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the Lorain melt shop assets using the comparable match method of the market approach. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data as the facility was idled indefinitely in early 2016.

Subsequent to year end, the entire Lorain facility was temporarily idled effective March 31, 2016 and as of the date of this report, management has no near-term plans to restart the facility, and the expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$32.2 million as of December 31, 2015, pertaining to the Lorain Ohio facility after recording the impairment charge of U.S.$130.7 million. The impairment charge did not impact the cash flows, as it was not a cash expenditures. Management further assessed if there were any impairments at the Company’s other asset groups in accordance with the Financial Accounting Standards Board (FASB), Accounting Standards Codification 360 (ASC 360) and determined that as of December 31, 2015, no other asset groups were impaired based on current projections.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2014 and 2015 there was not impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2014 and 2015, there was no impairment charge related to the San Luis facilities.

As of December 31, 2015, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 13%; and
•	sales: we estimate an increase in sales of approximately 5% in 2016 and 2017, mainly attributable to the increase in volume by mesh products, as a result of an investment to increase the production of mesh by approximately 42%. After 2017, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

As of December 31, 2014, the main key assumptions used in the valuation models of San Luis reporting unit are as follows:

•	discount rate: 12%; and
•	sales: we estimate an increase in sales of approximately 5% in 2015 and 2016, mainly attributable to the increase in volume by mesh products, as a result of an investment to increase the production of mesh by approximately 42%. After 2016, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of them are not yet effective:

IFRS effective since 2016:

•	IAS 16, Property, Plant and Equipment;
•	IAS 38, Intangible Assets;
•	IFRS 11, Joint arrangements;
•	IFRS 10, Consolidated Financial Statements;
•	IAS 28, Investment in Associates;
•	IFRS 5, Non-current Assets Held for Sale and Discontinued Operations;
•	IFRS 7, Financial Instruments: Disclosures;
•	IAS 19, Employee Benefits; and
•	IAS 34.- Interim Financial Reporting.

IFRS to be effective from 2017:

•	IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses.

IFRS to be effective from 2018:

•	IFRS 15, Revenue for Contracts with Customers; and
•	IFRS 9, Financial Instruments.

IFRS to be effective from 2019:

•	IFRS 16, Leases.

At the date of issuance of these consolidated financial statements, we have not had any effect with these new standards on its financial information.

B.	Liquidity and Capital Resources

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

On December 31, 2013, 2014 and 2015, our total consolidated debt was U.S.$302,000 of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2015 and 2014, Republic had U.S.$50 million, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately U.S.$214 million. As of December 31, 2011 we had cash and cash equivalents of Ps. 6,537 million, as of December 31, 2012 we had cash and cash equivalents of Ps. 8,102 million, as of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million, as of December 31, 2014 we had cash and cash equivalents of Ps. 7,003 million and as of December 31, 2015 we had cash and cash equivalents of Ps. 6,224 million. We believe that this amount and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and, capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2013, 2014 and 2015:

Principal Cash Flows

	Years ended December 31,
	2013	2014	2015
Funds provided by operating activities	2,051	1,370	(382)
Funds used in investing activities	(2,947)	(2,060)	(655)
Funds used by financing activities	(259)	(48)	(285)

Our net funds used by operations were Ps. 382 million in 2015 compared to Ps. 1,370 million of net funds provided by operations in 2014. The decrease of Ps. 1,752 million in the net funds provided by operation between 2015 and 2014 originated mainly from the decrease in our gross profit and the income tax of Ps. 1.3 million paid in 2015 for a review of prior periods. Our net funds provided by operations were Ps. 1,370 million in 2014 compared to Ps. 2,051 million in 2013. The decrease of Ps. 681 million in the net funds provided by operation between 2014 and 2013 originated mainly from the decrease in our gross profit.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 655 million in 2015 compared to Ps. 2,060 million in 2014. In addition we invested Ps. 374 million in the acquisition of shares of public companies for trading. Our net funds used in investing activities were Ps. 2,060 million in 2014 compared to Ps. 2,947 million in 2013. In addition we invested Ps. 305 million in the acquisition of shares of public companies for trading.

Our net funds used by financing activities in 2015 were Ps. 285 million, compared to Ps. 48 million used by financing activities in 2014. In 2015 we used Ps. 245 million to repurchase of our own shares compared to Ps. 26 million in 2014. Our net funds used by financing activities in 2014 were Ps. 48 million, compared to Ps. 259 million by financing activities in 2013. In 2014 we used Ps. 26 million to repurchase of our own shares compared to Ps. 230 million in 2013. We do not have in place any interest rate or currency hedging instruments. We are not a party to any non-exchange traded contracts accounted for at fair value in 2015 and 2014.

As of December 31, 2015, we have the following commitments for capital expenditures:

On August 21, 2012, we entered into a contract with the supplier Russula, SA (“Russula”) for the development of a treatment plant wastewater for our subsidiary GV do Brasil Industria e Comercio of Aço LTDA for an amount of U.S.$5.4 million. At December 31, 2015 payment for only 10% remains outstanding, which will be made against delivery of the final acceptance certificate of the plant and the warranty. Due to a series of delays in the completion of the assembly by Russula, final payment is pending and is estimated to be paid at the end of 2016.

On August 30, 2012, we entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for the development of two overhead cranes for our subsidiary GV do Brasil Industria e Comercio of Aço LTDA for an amount of U.S.$ 4.1 million. At December 31, 2015 payment for only 5% remains outstanding and the balance will be paid upon delivery of the pro forma invoice and final acceptance certificate. Due to a failure to make the final testing of the equipment, payment has not been made and is expected at the end of 2016.

On September 5, 2015 a turnkey contract became effective with Danieli & Officine Meccaniche Spa (Danieli) for the supply and erection (except for civil engineering) in Tlaxcala, México, of a new Minimill for the production of 600,000 SBQ, with a total amount of U.S.$203.5 million.

The off-shore portion of the contract price equal to U.S.$152.5 million, which will be paid to Danieli in different installments according to the project’s progress, and the on-shore portion of the contract price equal to U.S.$51 million, which will be paid to certain local suppliers of Danieli on monthly basis, as instructed by them.

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks “SAN” and “Aceros San Luis.” The trademark “Grupo Simec” is registered with the IMPI. Also, a patent is currently in process of registration before the IMPI entitled in favor of Simec International 6, S.A. de C.V.

D.	Trend Information

In the first six months of 2016 net sales decreased 3% compared to the first six months of 2015. Sales in tons of finished steel decreased 1% in the first six months of 2016 compared with the six months of 2015. Prices of finished products sold in the first six months of 2016 decreased approximately 1% compared to the first six months of 2015.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2015:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	887	—	—	—	887
Short-term debt obligations	5	—	—	—	5
Long-term contractual obligations (see paragraph below)	19	34	—	—	53
Total	911	34	—	—	945

(1)	Ps. 881 million correspond to a note payable to Industrias CH, Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 6 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2017. During 2015, 2014 and 2013, the expenses for operating leases were U.S.$1.5 million, U.S.$1.3 million and U.S.$6.9 million, respectively. As of December 31, 2015, total future minimum lease payments under non-cancelable operating leases are U.S.$1.1 million in 2016, U.S.$0.9 million in 2017, U.S.$0.5 million in 2018 and U.S.$0.5 million in 2019. At December 31, 2015 there are no additional obligations after 2019.

In February 2008, Republic entered into an agreement with Integrys Energy Services (US Energy) which enables Republic to receive payments for allowing reduction of electricity demands during identified time periods. The agreement was not renewed by Republic upon the annual expiration in May 31, 2012. Republic recognized income of U.S.$ 2.4 million from this agreement in June 2012. Income was recognized after Republic fulfilled its performance obligations under the terms of the agreement for the full twelve month period of the annual term. In January 2013, Republic entered into a similar agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. Republic recognized income of U.S.$ 3.2 million and of U.S.$ 2.0 million from this agreement in 2015 and in 2014, respectively. Unlike the previous agreement, the payments are earned per event and accrued.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Our Board of Directors

Our board of directors is responsible for managing our business. Pursuant to our by-laws, the board of directors shall consist of a maximum of 21 but not less than five members elected at an ordinary general meeting of shareholders. Our board of directors currently consists of five directors, each of whom is elected at the annual shareholders’ meeting for a term of one year with an additional period of thirty days, if a successor has not been appointed. The board of directors may appoint provisional directors until the shareholders’ meeting appoints the new directors. Under the Mexican Securities Market Law and our bylaws, at least 25% of our directors must be independent. Under the law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. In compliance with our bylaws and applicable Mexican law, our board of directors meets on a quarterly basis and resolutions adopted by a majority of directors at the meeting are valid resolutions.

Election of the Board of Directors

At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors. Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director.

The current members of our board of directors were nominated and elected to such position at the 2016 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. He has been the tax advisor of Industrias CH since 1978 and our tax advisor since 2001 and also serves as member of the board of directors of a group of self-service stores and restaurants since 1990.

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

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing and other industrial storage.

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

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our coordinator of Finance. From 1998 to 2010 he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno worked in various departments of the financial area within certain of our principal subsidiaries.

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

For the years ended December 31, 2015 and 2014, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 57.3 million and Ps. 30.3 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C.	Board Practices

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

Committees

Our by-laws provide for an audit and corporate practices committee to assist the board of directors with the management of our business.

Audit and Corporate Practices Committee

Our audit and corporate practices committee is governed by our bylaws and Mexican law. Our by-laws provide that the audit and corporate practices committee shall be at least three members, all of which must be independent directors. The chairman of the audit and corporate practices committee is elected by our shareholders’ meeting, and the board of directors appoints the remaining members.

The audit and corporate practices committee is currently composed of three members. Rodolfo García Gómez de Parada was re-elected as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 29, 2016, and Gerardo Arturo Avendaño Guzmán and Raúl Arturo Pérez Trejo were re-elected as members. Rodolfo García Gómez de Parada has been ratified as the “audit committee financial expert.”

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

Our audit and corporate practices committee met at least quarterly in 2015.

D.	Employees

As of December 31, 2015, we had 4,420 employees (2,688 were employed at our Mexico facilities, of whom 1,418 were unionized, 1,503 were employed at Republic facilities, of whom 1,247 were unionized and 229 were employed at Brazil plant, of whom 135 were unionized) compared to 4,861 employees as of December 31, 2014, (2,735 were employed at our Mexico facilities, of whom 1,450 were unionized, and 2,126 were employed at Republic facilities, of whom 1,769 were unionized), and 5,117 employees as of December 31, 2013 (2,689 were employed at our Mexico facilities, of whom 1,510 were unionized, and 2,428 were employed at Republic facilities, of whom 1,956 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

•	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 18, 2018.
•	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on May 16, 2017.

•	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 16, 2018.
•	Cholula facilities: Sindicato Industrial "Acción y Fuerza" de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on March 1, 2018.
•	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2018; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2018.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

As of December 31, 2015, 83% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). On March 29, 2012, the USW ratified a new agreement that expires on August 15, 2016 (labor agreement).  For the Mexican operations, approximately 53% of the employees are under collective bargaining agreements, which expire as described above. For the Brazil operations, approximately 59% of the employees are under collective bargaining agreements, which expire on December 31, 2016.

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

The company obligations to the plan are based upon fixed contribution requirements. The company contributes a fixed dollar amount of U.S.$1.68 per hour for each covered employee’s contributory hours, as defined under the plan. The company contributions to this plan in each of the years ended December 31, 2015 and 2014 amounted to U.S.$5.3 million and U.S.$5.8 million, respectively.

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

A pension plan generally will be considered in a state of "endangered" if at the beginning of the plan year the funded percentage of the plan is less than 80 percent or in "critical" if the percentage is less than 65 percent. If a pension plan enters endangered status, it requires plan administrators to adopt a funding improvement plan. Similarly, if a pension plan enters critical status, it requires plan administrators to adopt a rehabilitation plan. Republic's plan was neither endangered nor critical status for the years ended December 31, 2015 and 2014.

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

Republic’s participation in the SPT for annual periods ended December 31, 2015 and 2014, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2015	2014	FIP/RP Status Pending/ Implemented(b)	2015	2014	2015	2014	Expiration of Collective Bargaining Agreement
Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$5,326	$5,738	No	No	August 15, 2016
(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2015 and 2014 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under ERISA regulations. During 2012, in accordance with terms of the new USW labor agreement, no quarterly contributions were required prior to the 4th quarter of 2012. For the years ended December 31, 2015 and 2014, the company recorded expenses of U.S.$10.4 million and U.S.$10.4 million, respectively, related to this welfare plan.

Republic recorded combined expenses of U.S.$15.7 million and U.S.$16.7 million for the years ended December 31, 2015 and 2014, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the company’s matching 401(k) contributions. For the years ended December 31, 2015 and 2014, the company recorded expense of U.S.$1.7 million and U.S.$2.3 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million multiplied by 2.5%, U.S.$50.0 million to U,S.$100.0 million multiplied by 3.0%, and above U.S.$100.0 million multiplied by 3.5%, less the previous payouts during the year. No expense was recorded under this plan during the years ended December 31, 2015 and 2014.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2015 and 2014, the profit sharing plan was based upon achieving certain inventory and shipment targets. During the year ended December 31, 2015, Republic did not record payments to employees under the profit sharing plan. During the year ended December 31, 2014, Republic paid $ $0.1 million to employees covered by the profit sharing plans.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At June 30, 2016, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of June 30, 2016, we had 484,918,595 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At June 30, 2016, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of June 30, 2016.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.2%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors (3)	66,231,846	13.3%
Treasury Shares	12,790,619	2.6%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family. In 2013, Proyectos Comerciales el Ninzi, S.A. de C.V. and Compañía Mexicana de Tubos, S.A. de C.V. effected a split and subsequent merger therefore transferring their shares in the company to Vigon Control, S. de R.L de C.V.
(3)	Includes 5,281,419 shares owned by Companies directly or indirectly owned by members of the Vigil family.

At June 30, 2016, 484,918,595 series B common shares were held in Mexico by approximately 233 shareholders who were record holders in Mexico and 16 were ADS record holders in the United States. The ADS represent 3,377,427 common shares.

B.	Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, directly or indirectly, by our controlling shareholder, Industrias CH. These transactions were made on terms that we believe were not less favorable to us than those obtainable on an arm’s length basis. See Note 18 to our consolidated financial statements included elsewhere herein. On July 22, 2005, we and Industrias CH acquired 100% of the stock of Republic through SimRep. We acquired 50.2% (U.S.$123 million or Ps. 1,403 million at the exchange rate at that time) of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8%. We financed our portion of the purchase price principally from a loan that we received through Industrias CH that has since been repaid in full.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we sell steel products, primarily billet, to Industrias CH and its affiliates. In 2011, these sales totaled Ps. 31 million, in 2012 these sales totaled Ps. 181 million, in 2013 these sales totaled Ps. 83 million, in 2014 these sales totaled Ps. 4 million and in 2015 these sales totaled Ps. 224 million. In addition, in 2011, 2112, 2013, 2014, and 2015 we purchased Ps. 66 million, Ps. 113 million, Ps. 30 million, Ps. 18 million and Ps. 7 million, respectively, of steel products from Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2011 we paid Ps. 14 million, in 2012 we paid Ps. 16 million, in 2013 we paid Ps. 16 million, in 2014 we paid Ps. 21 million and in 2015 we paid Ps. 22 million

In 2015 we paid royalties to Industrias CH for the use of certain brands in an amount of Ps. 183 million, in 2014 and prior years no such payments were made.

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

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate” (OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2015, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws and the State of California Security Code and imposed an obligation to make necessary changes to the location. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay U.S.$235,000. This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon us as a result of such infractions. As of December 31, 2015 PS is awaiting a final decision from DTSC.

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

The daily load of 5 trucks of land in PS is made in the presence of DTSC staff. At December 31, 2014, PS had already shipped 27,800 tons of material to the Mexicali plant. To date, only a pile estimated at 8,000 tons of material is still pending to be shipped, such pile is classified as RCRA (dangerous for Federal purposes). PS is in the process of obtaining the permits to ship this type of material with the Mexican authorities. The process began in early 2013, but the response from the authorities has been slow, however, to date the authorities have not granted the relevant permits.

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

Based on the experience of shipments in 2013, 2014 and 2015, we believe that the cost of shipping the remaining piles would result in a total of between U.S.$0.3 million and U.S.$0.5 million. At December 31, 2015, we have created a reserve for U.S.$0.4 million under the heading of other payables in our consolidated statement of financial position.

On January 5, 2016, the San Diego Superior Court entered into a final judgement (the “2016 Final Judgment”) between the California Attorney General's office, the DTSC and PS. The agreements are the following:

•	PS must pay U.S.$138,000 as civil penalties for violations of the California Hazardous Waste Control Law (the "HWCL") between 2010 and 2015. PS has made payments of U.S.$84,000 to date, with the balance to be paid under the terms established in the 2016 Final Judgment.
•	PS agreed to remove a soil pile that qualified as being hazardous under the RCRA to a Class I landfill in Buttonwillow, California. The 2016 Final Judgment indicates that PS completed this task in October 2, 2015.
•	Under the terms of the 2016 Final Judgment, PS was also required to take confirmation soil samples in the vicinity of the area previously occupied by the RCRA soil pile. That soil sampling indicated the presence of soil with levels of contaminants that qualify as hazardous under the California HWCL. The sampling did not indicate the presence of any soil with levels of contaminants that quality as hazardous under RCRA. On April 7, 2016, the California Attorney General and DTSC demanded that PS remove soil within 10 feet of the former RCRA pile to two feet below ground surface and dispose of that soil in an appropriate landfill. At this time, we have no information as to the ultimate scope of this soil removal or how much this soil removal may cost.
•	PS must continue to comply with the Final Judgment, 2004 Consent Agreement, Interim Measures Workplan, and all other workplans. The DTSC requested and PS confirmed that it will prepare a feasibility investigation and risk assessment on or before September 15, 2016, as a precursor for preparing a Corrective Measures Study. The Corrective Measures Study is intended to describe the environmental, soil, and groundwater investigation results, and recommended options for addressing existing conditions at PS’s facility in National City. At this time, we have no information as to what these reports will determine, the remedies that may be suggested, or how much these remedies may cost.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2015 and 2014, we had a reserve to cover probable environmental liabilities totaling U.S.$2.9 and U.S.$2.8 million, respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2015, the current and non-current portions, U.S.$1.2 million and U.S.$1.7 million, respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

B.	Significant Changes

None

Item 9. The Offer and Listing

Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. On February 20, 2003, we effected a 1 for 20 reverse stock split. On May 30, 2006, we effected a 3 for 1 stock split. To maintain trading prices in the United States, the ADS to share ratio was simultaneously adjusted from one ADS representing one series B share to one ADS representing three Series B shares. The ADSs are evidenced by American depositary receipts, or “ADRs,” issued by The Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders from time to time of ADRs.

Share Price Information

The following table sets forth for the periods indicated the high and low sales prices expressed in historical pesos of our series B shares on the Mexican Stock Exchange, and the high and low sales price expressed in U.S. dollars of the ADSs on the New York Stock Exchange

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2011	35.00	25.16	8.85	5.53
2012	61.99	31.00	14.39	6.96
2013	64.62	45.54	15.37	10.15
2014	66.99	42.13	15.17	8.50
2015	50.63	35.21	9.98	6.15

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2013
First Quarter	64.62	51.00	15.37	10.15
Second Quarter	59.89	50.56	14.54	11.31
Third Quarter	57.60	45.66	13.49	10.23
Fourth Quarter	55.63	45.54	12.89	10.39

2014
First Quarter	57.07	47.33	12.86	10.67
Second Quarter	63.49	47.22	14.31	10.84
Third Quarter	66.99	56.90	15.17	12.77
Fourth Quarter	61.50	42.13	13.66	8.50

2015
First Quarter	50.63	40.05	9.98	7.84
Second Quarter	50.00	41.07	9.69	7.77
Third Quarter	49.30	41.47	9.14	7.26
Fourth Quarter	47.98	35.21	8.89	6.15

2016
First Quarter	47.50	35.65	8.23	5.93
Second Quarter	59.50(1)	45.90(1)	10.26	6.97
Third Quarter (through September 16)	60.98(1)	45.12(1)	9.59	6.53

2016
January	40.00	35.65	6.59	5.93
February	42.99	37.15	7.05	5.97
March	47.50	40.80	8.23	6.88
April	57.76	45.90	10.00	7.54
May	59.50(1)	53.31(1)	10.26	8.60
June	— (1)	— (1)	9.10	6.97
July	— (1)	— (1)	7.50	6.59
August	58.56(1)	45.12(1)	9.43	6.53
September (through September 16)	60.98	57.51	9.59	8.86

(1)                 Since May 30, 2016, the Mexican Stock Exchange announced the suspension in the trading of our stock on the Mexican Stock Exchange, identified with the ticker symbol “SIMEC B” given our failure to timely file our 2015 annual report and audited financial statements. We filed our annual report on August 12, 2016 with the Mexican Banking and Securities Commission, the suspension has been lifted and our stock is trading normally again on the Mexican Stock Exchange since August 15, 2016.

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

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements prepared in accordance with MFRS, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our then current capital stock, (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

To the extent that we declare and pay dividends on our shares, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B shares underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the depositary in pesos, and, except as otherwise described under “Description of American Depositary Receipts—Dividends, Other Distribution and Rights,” the depositary will convert them into U.S. dollars and pay them to the holders of ADSs net of currency expenses and applicable fees.

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

In our Ordinary Shareholders Meeting held on April 8, 2013, an increase in the reserve for repurchase of shares to Ps. 1,000 million was approved. In 2013, we repurchased 20,995,846 shares, of which 16,574,828 we resold. At December 31, 2013, we had 4,421,018 treasury shares. In 2014, we repurchased 50,465,224 shares, of which 49,666,448 we resold. At December 31, 2014, we had 5,219,794 treasury shares. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2015, we had 11,466,445 treasury shares.

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

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the Audit Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent. Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexica law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. The independent directors are required under our bylaws to meet as often as necessary to fulfill their responsibilities. Independent directors are not required under Mexican law or our bylaws to meet without the presence of non-independent directors and management.

Pursuant to the rules and regulations of the New York Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the New York Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the United States federal securities laws. Further, independent directors are required meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Audit-Committee

For differences among Mexican Securities Market Law, which apply to us, and laws generally applicable to U.S. corporations regarding audit-committees, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit and Corporate Practices Committee.”

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

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

•	prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 84% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or
•	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

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

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a “non-Mexican holder” (as defined below) that is an individual citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the series B shares or ADSs (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an owner of the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding voting shares. In addition, the summary does not address the effects of the U.S. Medicare tax on net investment income, or any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders. This summary also does not address U.S. federal income tax consequences applicable to U.S. holders that are subject to special tax rules, such as banks, securities or currency dealers, traders in securities that mark their securities to market, insurance companies, tax-exempt entities, persons liable for the alternative minimum tax, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes or partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds the series B shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner of a partnership holding our series B shares or ADSs, such U.S. holder should consult its tax advisor.

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

For purposes of this summary, the term “non-Mexican holder” shall mean a holder of series B shares or ADSs that is not a resident of Mexico and that will not hold the series B shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

An individual is a resident of Mexico for tax purposes if he established his home in Mexico. When the individual in question has a home in another country, the individual will be deemed a resident in Mexico if his “center of vital interests” is located in Mexico. This will be deemed to occur if (i) more than 50% of the aggregate income realized by such individual in the calendar year is from a Mexican source or (ii) the principal center of his professional activities is located in Mexico.

A Mexican national who files a change of tax residence notice with a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico and in which his income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law will be considered a Mexican resident for tax purposes during the year the notice is filed and during the following three years. Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

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

Taxation of Dividends

Mexican Tax Considerations

Under Mexican Income Tax Law provisions (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to the series B shares (including the shares represented by the ADSs) are not subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2016. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2016, or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the U.S. holder, in the case of series B shares, or the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate U.S. holders (including individuals) with respect to the series B shares and ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the series B shares and ADSs will generally be treated as qualified dividends if (A) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (B) (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules or (ii) the series B shares or ADSs, as applicable, are readily tradable on an established securities market in the United

States. The Tax Treaty has been approved for the purposes of the qualified dividend rules and we believe that we are eligible for the benefits of the Tax Treaty. Further, as discussed below, we do not believe that we are a PFIC. Therefore, we believe that dividends paid to a non-corporate U.S. holder with respect to the series B shares and ADSs will generally be treated as qualified dividends. U.S. holders should consult their own tax advisors in this regard in light of their particular circumstances.

To the extent that a distribution exceeds our current and accumulated earnings and profits for a taxable year, it generally will first be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of the series B shares or ADSs. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Subject to certain conditions and limitations (including a minimum holding period requirement), Mexican withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. Dividend income generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income” for U.S. foreign tax credit purposes.

Distributions of additional series B shares or ADSs that are made as part of a pro rata distribution to all our stockholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions of Shares or ADSs

Mexican Tax Considerations

Gain on the sale or other disposition of ADSs by a U.S. holder will generally not be subject to Mexican tax. Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2016 of gains realized from the disposition.

Under the Tax Treaty, a U.S. holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition, and the value of those shares does not derive mainly from immovable property located in Mexico. Specific formalities apply to claim such treaty benefits.

U.S. Federal Income Tax Considerations

Upon the sale or other disposition of the series B shares or ADSs, a U.S. holder generally will recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. holder’s tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the series B shares or ADSs have been held for more than one year. Under current law, long-term capital gain recognized by a non-corporate U.S. holder (including individuals) generally is subject to a maximum federal income tax rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to certain payments to a U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs that are paid to such U.S. holder within the United States (and in certain cases, outside the United States), unless such U.S. holder is an exempt recipient. A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 22% lower than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2015 and 2014 we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2015 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 87.2 million (U.S.$5 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2015 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2016. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to U.S.$ 5.00 per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Up to U.S.$ 5.00 per 100 ADSs (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	U.S.$0.02 or less per ADS
Depositary services	U.S.$0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2015, 2014 or 2013.

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

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by BDO and by Marcelo de los Santos, S.C., a practice member of Moore Stephens, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management did not assess the effectiveness of our internal control over financial reporting as of December 31, 2015, because our internal audit department did not carry out the functions necessary to analyze our internal controls during 2015; however, our management considers that the deficiencies found in 2014 still persist, and therefore it has determined that our internal controls over financing reporting were not effective as of December 31, 2015. Based on the evaluation of the effectiveness of our internal controls made by our external auditors, which was conducted using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control – Integrated Framework, the following material weaknesses in our internal control over financial reporting have been identified:

Material Weaknesses

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Fiscal Year Ended December 31, 2013

In our assessment of our internal controls over financial reporting for the year ended December 31, 2013, the following material weaknesses were identified:

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

Fiscal Year Ended December 31, 2014

In our assessment of our internal controls over financial reporting for the year ended December 31, 2014, the following material weaknesses were identified:

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

Fiscal Year Ended December 31, 2015

Our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2015. The internal audit department did not develop its functions to comply with the analysis of the controls during 2015, consequently, this limited the functions of the Audit Committee.

Our external auditors have incorporated into their "Attestation Report of the Independent Registered Public Accounting Firms" (see item 15.C), the following assessment of our internal controls, which included the following material weaknesses:

•	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.

•	Inadequate distribution and segregation of duties within the accounting department in our Subsidiaries due to insufficient resources. Additionally, the internal audit staff was considered insufficient to fulfill their role.
•	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis, such deficiencies include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) whistleblower line for our Mexican subsidiaries was not fully operational, our website information is outdated and does not include information about our Brazilian operations, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records under IFRS, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope; also the internal audit plan was not carried out, and therefore the audit department did not perform risk assessment and environmental, fraud, compliance with laws, review of the consolidated financial statements and review of our annual report on form 20-F; (x) lack of committees to review, approve and make risk assessments of all our contracts; and (xi) informal communications of deficiencies and remediation plan to the areas and managers involved.
•	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries, intercompany reconciliations and a lack of controls for the issuance and authorizations of journal entries, resulting in material accounting errors.
•	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.
•	SimRep did not maintain personnel with the appropriate level of knowledge and experience of accounting and training required to comply with financial reporting requirements. This material weakness led to the certain control deficiencies, each of which are considered to be a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”
•	Failure to provide our external auditors with evidence of the evaluation of the effectiveness of internal controls in our Brazilian subsidiary, in addition of not hiring an external auditor for this evaluation.
•	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”
C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Grupo Simec, S.A.B. de C.V.

We have audited Grupo Simec, S.A.B. de C.V. and subsidiaries' (the Company) internal control over financial reporting as of December 31,2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Management did not assess the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, wholly owned subsidiaries, which total assets represent approximately 10% of the total consolidated assets as of December 31,2015 and its net sales for the year then ended represented approximately a 4% of the total net consolidated sales. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and expressed a qualified opinion. Our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (TFRS). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We identified the following material weaknesses (management of the Company did not assess the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015):

(1) The internal audit department did not develop the functions to comply with the analysis of the controls during 2015, consequently, this limited the functions of the Audit Committee. From the second quarter of 2016 and until the date of issuance of this report, the Company does not have an Internal Audit Director.

(2) The recurrent lack for several years of appropriate monitoring of material weaknesses reported on previous years due to their prevalence on the report of this year.

(3) Many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties and insufficient internal audit staff.

(4) Regarding the entity-level controls and control environment, considering the COSO 1992 established by the Company, the framework elements needs to be applied to protect the Company about significant deficiencies that could affect the effectiveness of the internal controls, however, we found the following deficiencies, (a) improper controls to define, review and approve the disclosures in the financial statements and also the review and approval of the 20-F Report, (b) the whistleblower line for the Company and its Mexican subsidiaries are not fully operational and the contact information within the Company’s website is not updated and does not include information about Brazil, (c) ineffective controls in the patents registry, (d) insufficient diffusion of the ethical code and poor promotion of strong control environment and internal controls in accordance the COSO model, (e) control processes are not integrated under one single Enterprise Resource Planning (ERP) system, (f) lack of an accounting manual with instructions on most of accounting records, (g) lack of a specific procedure for the approval of transactions with related parties, (h) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS, (i) there was a lack of IFRS and Consolidation expertise in the Internal Audit department ; also the internal audit plan was not carried out, and therefore the internal audit department did not perform risk assessment procedures on environmental, fraud and compliance with laws, review of the Consolidated Financial Statements and review of the 20-F Report, (j) lack of Committees to assess Company contracts, and evaluation of internal and external risks to measure the level of impact and mitigation plans for identified risks, and (k) informal communication of deficiencies and remediation plan to the areas and managers involved.

These deficiencies are individually and in the aggregate, material weakness, and therefore there is a reasonable possibility that a material misstatement of the company's annual and interim financial statements will not be prevented or detected on a timely basis.

(5) Lack of appropriate accounting resources during 2015 at the corporate level which affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process, intercompany reconciliation and lack of controls for the issuance and authorization of journal entries. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

(6) Lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough detailed analysis. Consequently the preparation of the figures of the consolidation is complex because there is not enough detail to allow a user to have a clear and precise understanding of the operations contained.

(7) In the subsidiary level, SimRep Corporation and Subsidiaries (the entity) did not maintain a sufficient competent personnel with an appropriate level of knowledge of accounting, experience and training commensurate with the financial reporting requirements. This material weakness contributed to the following control deficiencies, each of which are considered to be a material weakness:

- IT General Controls – The entity did not design and maintain processes and procedures that restrict access to key financial systems and records to appropriate users and evaluate whether appropriate segregation of duties is maintained. Specifically, certain personnel had access to financial application, programs and data beyond that needed to perform their individual job responsibilities without independent monitoring. Further, controls over the approval of program changes (to the OFS application) were not effectively operated allowing for the potential introduction of unapproved changes into the financial application. With the IT general controls environment ineffective, manual reviews of the completeness and accuracy of reports supporting transaction processing (and, correspondingly, supporting the controls over transaction processing) are not sufficiently designed and implemented.

- Ineffective Review of Reconciliations, Journal Entries and Financial Statements – The entity did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts. Specifically, evidence of the review and approval of manual journal entries was not maintained and the reconciliations of various accounts contained errors that indicated effective supervision and review was not performed timely. The impacted financial accounts included: Accrued Liabilities (e.g., legal costs), Accounts Payable, Prepaid Accounts, Cash and Intercompany Balances, Accounts Receivable and related Allowance for Doubtful Accounts, and the recording of Spare Parts Inventory. Further, the entity did not maintain effective controls related to the preparation and presentation of the statement of cash flows included within the entity’s financial reporting.

- Fixed Asset Management and Review – The entity did not maintain effective controls related to the authorization of fixed asset additions and subsequent evaluation of the fixed assets for proper classification and potential impairment (valuation). The lack of proper valuation evaluation resulted in a correction of a financial misstatement that reduced recorded fixed assets (net) by approximately $130 million. Further, misstatements related to the classification of costs associated with projects that were put into service during the period, where such costs were not properly moved from CIP.

- Related Party Identification and Transactions – The entity did not design and maintain effective controls relating to the identification of related parties nor the identification, approval, recording and disclosure of related party transactions.

- Inventory Management and Review – The entity did not maintain effective controls related to the management and review of inventory balances, resulting in the need for correction of accounting errors. In addition to the valuation adjustment, it was noted that controls related to the taking of a physical inventory (existence) at the Lorain, Ohio plant and inventories held with outside processors were lacking.

- IFRS / Technical Accounting – The entity has insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles. Specifically, the entity does not have sufficient resources/expertise to evaluate adjustments required to ‘bridge’ the entity’s US GAAP-based financial statements to IFRS-based financial reporting for purposes of reporting to its corporate parent (that reports under IFRS) or properly supervise and review the income tax provision (including the recording and valuation of deferred tax assets).

(8)    The Company did not provide us evidence of the evaluation of the effectiveness of internal controls in its Brazilian subsidiary denominated: "GV do Brasil Industria e Comercio de Aço LTDA" also not carried out hiring an external auditor for this evaluation.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2015 financial statements and this report does not affect our report dated September 19, 2016 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. and subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO 1992 criteria. The other auditors issued an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries.

The other auditors issued an adverse opinion of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, noting that significant deficiencies were detected on Corporación Aceros D.M., S.A. de C.V. which, in the aggregate, constitute a material weakness, these significant deficiencies include:

- (a) There are no clear procedures that include detailed controls related to recording transactions into general ledger, (b) There is a lack of policies, including accounting policies, or those for internal controls that are required due to the complexity of the operation in the entity; (c) There is an insufficient code of ethics that has not been updated for several years and has not been communicated to all employees of the Company and which content is not adequate for the complexity of the Company’s operations, (d) There is not a training plan for Accounting and / or Treasury personnel that help them to understand and comply with rules, risk prevention and controls regarding Section 404, Sarbanes Oxley.

- The Company has a deficiency in operation regarding the internal controls related on the support of the review over financial closing process, there is not enough procedures for such closing process, such as: procedures to enter transactions into general ledger, and manual journal entries ( which were found not supported adequately).

- Regarding the area of information technology, there is a deficiency in the design and implementation of controls; There were undocumented processes and deficient controls regarding control access to information systems, specifically with regard to those users whose job positions are directly involved in the financial closing process. For at least 3 years, no internal audits have been performed by management or any audit personnel.

- In the process regarding fixed assets, management has not performed a physical inspection of these items in several years.

- The organization has not implemented policies and procedures that facilitate effective internal communication, including individual internal control authorities and responsibilities, as well as standards of conduct across the organization. The authority lines and delegation of authority must be established clearly and in a formal matter. Management lacks of personnel´s training plan, specific for key roles related to financial matters.

- The communications between the board of directors and management does not facilitate their oversight of the organization’s internal control; this includes matters such as the assessment of risks to the achievement of the organization’s financial reporting objectives or actions; for example, the Entity did not allocate the required resources to review and reform the Company level controls to ensure compliance with the COSO framework and complete the transition to the COSO 2013 framework. As a result, there was no action plan to ensure the Company will comply with COSO 2013.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken or planned to be taken by the company after December 31, 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in stockholders' equity and cash flows for the three years ended December 31, 2015, 2014 and 2013, and our report dated September 6, 2016 expressed an unqualified opinion thereon. We did not audit the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31,2015 and 2014, which total assets represent approximately 10% and 9% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2015, 2014 and 2013 represented 4%, 5% and 14% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

Castillo Miranda y Compañía, S.C. Member of BDO International

C.P.C. Juan Martín Gudiño Casillas

Guadalajara, Jalisco, Mexico, September 19, 2016

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

Fiscal Year Ended December 31, 2015

As a result of the evaluation on the effectiveness of our internal controls for the year ended December 31, 2015 by our external auditors and the material weakness and deficiencies identified during that period, we will need to increase the resources allocated to implement the remedial measures due to their prevalence from previous years, if we implement the following remedial measures, we believe such are reasonably likely to materially improve our internal controls over financial reporting:

•	We will allocate the required resources to reform our entity level controls to ensure compliance with the COSO framework, complete the transition to the COSO 2013 framework and address all the issues that were found on our 2015 assessment of our internal control.
•	We will conduct an analysis of functions and workloads in the finance departments of all of our subsidiaries in order to improve internal controls over financial reporting to avoid errors found with respect to our financial statement closing process, and preparation of financial statements under IFRS.
•	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will assign more resources to implement the remedial measures that have not been implemented in the last four years and to complete the transition into the 2013 COSO framework.
•	We will designate a new head of the Internal Audit Department and we will strengthen the internal audit function by hiring (one or two) employees to conduct the testing activities of the internal controls over financial reporting.
•	We will invest Ps.1.5 million in hiring an outside firm to assist our management and our Internal Audit Department in implementing remedial measures for the material weaknesses found in previous years.

Item 16.       Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert,” as defined in Item 16.A of Form 20-F, serving on the Audit Committee. Rodolfo García Gómez de Parada is the director whom the board of directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. García’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. García any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. Mr. García is “independent” as such term is defined in the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2014 and 2015, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee has engaged BDO, as independent auditors to prepare our consolidated financial statements, as of and for the years ending December 31, 2015 and 2014. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continues to be audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens.

Audit Fees. We paid Ps. 18.9 million in fees to BDO in connection with the audit and preparation of our annual consolidated financial statements for 2015, included in our annual report on Form 20-F, and Ps. 2.3 million to Marcelo de los Santos, S.C., for the corresponding audit of Aceros DM and subsidiaries and affiliates. We paid Ps. 11.2 million in fees to BDO in connection with the audit and preparation of our annual consolidated financial statements for 2014, included in our annual report on Form 20-F, and Ps. 2.3 million to Marcelo de los Santos, S.C., for the corresponding audit of Aceros DM and subsidiaries and affiliates.

Audit Related Fees. In 2015 and 2014, we did not incur in any expenses associated with audit related fees.

Tax Fees. In 2015 and 2014, we did not incur in any expenses associated with tax compliance.

Other Fees. We paid no other fees to BDO in 2015. In 2014 we paid other fees to BDO in the amount of Ps. 0.8 million.

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

The Audit Committee approved all of the services incurred in 2014 and 2015, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

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

Dated: September 21, 2016

Grupo Simec, S.A.B. de C.V. and subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013

and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2015 and 2014, nor the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2015, 2014 and 2013, which total consolidated assets represent approximately 10% and 9% of the total consolidated assets at those dates, respectively, and its net consolidated sales for the years ended as of December 31, 2015, 2014 and 2013 represented 4%, 5% and 14% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2015, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Grupo Simec, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). We did not examine the effectiveness of internal control over financial reporting of the subsidiaries included in the consolidated financial statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries. The effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the effectiveness of Corporación Aceros D.M., S.A. de C.V. and subsidiaries internal control over financial reporting, is based solely on the report of the other auditors. Our report dated September 19, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Castillo Miranda y Compañía, S.C.

/s/ Juan Martín Gudiño Casillas

Juan Martín Gudiño Casillas

Guadalajara, Jalisco, Mexico

September 19, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Corporación Aceros D.M., S.A. de C.V.

We have audited the accompanying consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2015 and 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all other material respects, the financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries, as of December 31, 2015 and 2014, and the comprehensive results of their operations, the changes in stockholders' equity and cash flows for each of the three years ended December 31, 2015, 2014 and 2013, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

Corporación Aceros D.M., S.A. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Our report dated September 19, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

San Luis Potosi, S.L.P. September 19, 2016

Marcelo de los Santos y Cía., S.C.

Carlos de los Santos Anaya, C.P.A.

Professional identity Card 3558271

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Mexican pesos)

	Note	2 0 1 5	2 0 14
Assets
Current assets:
Cash and cash equivalents	6	$6,224,502	$7,003,373
Other investments	6	374,359	305,085
Trade receivables, net	7	2,250,801	2,756,150
Related party receivables	18-b	499,951	174,427
Recoverable taxes	8	965,007	578,033
Other receivables		236,058	193,350
Prepaid expenses		317,925	141,439
Inventories, net	9	6,110,847	6,521,180

Total current assets		16,979,450	17,673,037

Non-current inventories, net	9	1,485,666	1,703,582
Property, plant and equipment, net	10	11,129,200	13,619,337
Intangible and other non-current assets, net	11	2,650,100	2,900,533

Total assets		$32,244,416	$35,896,489

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$5,237	$4,450
Trade accounts payable	13	3,102,944	3,656,895
Related party payable	18-b	886,928	754,791
Accrued expenses and taxes other than income taxes	13	665,934	574,029
Taxes payable		755,585	555,372
Income tax payable		171,148	275,344

Total current liabilities		5,587,776	5,820,881

Long term liabilities:
Employee benefits	14	93,432	83,499
Deferred income tax	15	1,395,090	2,156,077
Other liabilities		46,737	55,387
Contingencies and Commitments	24 and 25

Total long-term liabilities		1,535,259	2,294,963

Total liabilities		7,123,035	8,115,844

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,094,600	4,170,857
Retained earnings		17,168,304	18,382,594
Repurchase of own capital stock reserve		557,927	726,959
Cumulative translation effects in foreign subsidiaries		1,920,136	927,162

Total controlling interest		26,573,235	27,039,840
Non-controlling interest	17	(1,451,854)	740,805

Total stockholders’ equity		25,121,381	27,780,645

Total liabilities and stockholders’ equity		$32,244,416	$35,896,489

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos, except (loss) earnings per share figures)

	Note	2 0 1 5	2 0 1 4	2 0 1 3
Net sales		$24,475,821	$26,828,761	$24,368,940
Cost of sales	19	(23,096,967)	(25,492,298)	(22,410,267)
Impairment of property, plant and equipment	3-g and 19	(2,071,901)

(Loss) income gross profit		(693,047)	1,336,463	1,958,673

Administrative expenses	19	(1,582,489)	(1,193,718)	(1,116,659)
Other income (expense), net	20	173,427	60,554	(59,161)
Interest income		34,027	25,139	20,398
Interest expense		(40,195)	(22,614)	(28,714)
Foreign exchange (loss) gain, net		(382,062)	474,092	(66,506)

(Loss) income before income taxes		(2,490,339)	679,916	708,031

Income taxes	15	(770,572)	(161,997)	281,568

Net (loss) income for the year		(3,260,911)	517,919	989,599

Other comprehensive income (loss):
Translation effects of foreign subsidiaries		846,936	1,013,377	(152,658)
Fair value of derivative financial instruments, net of income taxes				1,060

Total other comprehensive income (loss) for the year, net of income taxes		846,936	1,013,377	(151,598)

Comprehensive (loss) income for the year		$(2,413,975)	$1,531,296	$838,001

Net (loss) income attributable to:
Controlling interest		$(1,214,290)	$1,203,524	$1,516,553
Non-controlling interest		(2,046,621)	(685,605)	(526,954)

(Loss) income net for the year		$(3,260,911)	$517,919	$989,599

Comprehensive (loss) income attributable to:
Controlling interest		$(221,316)	$2,118,768	$1,361,422
Non-controlling interest		(2,192,659)	(587,472)	(523,421)

Comprehensive (loss) income for the year		$(2,413,975)	$1,531,296	$838,001

Earnings (loss) per share:
Weighted average shares outstanding (in thousands of shares)		492,421	492,781	495,732

(Loss) income per share (controlling interest) (Mexican pesos)	4-n	$(2.47)	$2.44	$3.06

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance as of December 31, 2012	$2,832,268	$4,153,850	$16,662,517		$168,109	$(1,060)	$23,815,684	$1,851,698	$25,667,382

Reserve for repurchase of own capital stock			(1,000,000)	$1,000,000
Repurchase of own capital stock, net		(3,568)		(226,850)			(230,418)		(230,418)
Comprehensive income (loss)			1,516,553		(156,191)	1,060	1,361,422	(523,421)	838,001

Balance as of December 31, 2013	2,832,268	4,150,282	17,179,070	773,150	11,918	-	24,946,688	1,328,277	26,274,965

Repurchase of own capital stock, net		20,575		(46,191)			(25,616)		(25,616)
Comprehensive income (loss)			1,203,524		915,244		2,118,768	(587,472)	1,531,296

Balance as of December 31, 2014	2,832,268	4,170,857	18,382,594	726,959	927,162	-	27,039,840	740,805	27,780,645

Repurchase of own capital stock, net		(76,257)		(169,032)			(245,289)		(245,289)
Comprehensive income (loss)			(1,214,290)		992,974		(221,316)	(2,192,659)	(2,413,975)

Balance as of December 31, 2015	$2,832,268	$4,094,600	$17,168,304	$557,927	$1,920,136	$-	$26,573,235	$(1,451,854)	$25,121,381

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos)

	2 0 1 5	2 0 1 4	2 0 1 3

Operating activities:
Net (loss) income of the year	$(3,260,911)	$517,919	$989,599

Adjustments for:
Depreciation and amortization	1,261,093	1,117,906	1,052,900
Impairment of property, plant and equipment	2,071,901
Employee benefits	9,933	2,103	3,527
Allowance for slow moving inventories	681,273	92,441	70,219
Allowance for doubtful accounts	29,512	(99,740)	(12,428)
Interest income from investing activities	(34,027)	(25,139)	(20,398)
Interest expense from financing activities	40,195	22,614	28,714
Unrealized foreign exchange loss (gain), net	172,576	(559,681)
Income taxes	770,572	161,997	(281,568)

	1,742,117	1,230,420	1,830,565

Decrease (increase) in trade receivables	646,126	(195,756)	(72,246)
(Increase) due from related parts receivables	(325,524)	(20,002)	(32,997)
Decrease (increase) in inventories	687,296	(5,955)	259,495
(Increase) in other accounts receivable, recoverable taxes and prepaid expenses	(730,206)	(56,450)	(229,431)
(Decrease) increase in trade accounts payable	(954,678)	318,081	658,409
(Decrease) increase in due to related parties payable	(40,439)	(93,727)	68,838
(Decrease) increase in accrued expenses and taxes other than income taxes	(1,406,375)	193,369	(431,480)

Net cash flows (used) provided by operating activities	(381,683)	1,369,980	2,051,153

Investing activities:
Acquisition of property, plant and equipment	(647,743)	(1,858,358)	(3,177,950)
Decrease (increase) in other non-current assets	27,965	78,034	210,033
Other investments	(69,392)	(305,085)
Interest income collected	34,027	25,139	20,398

Net cash flows used in investing activities	(655,143)	(2,060,270)	(2,947,519)

Financing activities:
Repurchase and placement of own capital stocks, net	(245,289)	(25,616)	(230,418)
Interest expense paid	(40,195)	(22,614)	(28,714)

Net cash flows used in financing activities	(285,484)	(48,230)	(259,132)

Net (decrease) in cash and cash equivalents	(1,322,310)	(738,520)	(1,155,498)

Cash and cash equivalents at beginning of year	7,003,373	6,984,730	8,102,314

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	543,439	757,163	37,914

Cash and cash equivalents at end of year	$6,224,502	$7,003,373	$6,984,730

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2015, 2014 and 2013

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, S.A.B. de C.V. is a stock corporation with variable capital, incorporated under the laws of Mexico on August 22, 1990, with a duration of 99 years. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). The Company is located in Guadalajara, Jalisco, Mexico and the address of its administrative offices is 601 Rd. Lazaro Cardenas, ZIP Code 44440.

The main activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (Simec or the Company) are the manufacture and sale of iron and steel alloys products for the construction and automotive industries both in Mexico, the United States of America (USA), Canada and since June 2015, began partial operations in the plant of Brazil. (See Note 2-e).

Part of the Company’s shares of stock are listed on the Mexican Stock Exchange and in the New York Stock Exchange (NYSE). (See Note 26).

2.	Significant events

a.	On January 20, 2015, was founded Aceros Especiales Simec Tlaxcala, S.A. de C.V. with an investment of $ 50, being the shareholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class "I" and Simec International, S.A. de C.V. with 1 share class "I".

Grupo Simec, S.A.B. de C.V., during 2015 at Extraordinary Assembly of Shareholders, increased the capital stock by $ 1,000,000.

b.	On January 20, 2015, was founded Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. with an investment of $ 50, being the shareholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class "I" and Simec International, S.A. de C.V. with 1 share class "I".

c.	On March 21, 2015, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company) (the “companies”), acquired shares of a company named RRLC, S.A.P.I. de C.V (RRLC). These companies purchased 2,500 shares of Class "I", ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 46,103 shares of Class "II" which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 18,600. By the Extraordinary General Meeting of Shareholders of RRLC the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V, so from that date the Company consolidates the financial statements of RRLC.

RRLC was formed by split of another company on December 11, 2014, which was referred to tax loss by $ 311,529, at the date of acquisition.

d.	On October 30, 2015, Simec International 7, S.A. de C.V. and Simec International, S.A. de C.V. (subsidiaries companies) (the “companies”), acquired shares of a company named Grupo Chant, S.A.P.I. de C.V (Chant). These companies purchased 25,000 shares of Class "I", ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 1,000,000 of shares of Class "II" which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 167,000. By the Extraordinary General Meeting of Shareholders of Chant the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V, so from that date the Company consolidates the financial statements of Chant.

Chant was formed by split of another company on December 11, 2014, which was referred to tax loss by $ 2,380,350, at the date of acquisition.

e.	In June 2015, the steel plant in Brazil started partial operations and in November 2015 start the sales, the plant will have a production capacity of 450,000 tons per year of commercial steels; especially rebar and wire rod. Currently, we are in the process of market opening, and we have established contact with major local suppliers of inputs and raw materials. The total cost of this project is USD$ 300 million, approximately. In a second step, the intention is to enter the market of special steels for the automotive and electro-welded in wire rod derived products.

f.	Regarding a new plant of special steels in the months of October and December 2015, some adjoining lands were acquired at the existing plant in Tlaxcala, Mexico, whose estimated final extension is 100 hectares. On October 20, began the contract "turnkey" signed with Danieli & Officine Meccaniche for the construction of the new plant (except civil engineering) and the supply of all equipment. This new plant will have an installed capacity of 600 thousand tons per year, with a construction period of 2 years and a trial period of 6 to 8 months prior to the start of operations. The budget for this project is USD$ 600 million, approximately.

g.	In June of 2015, Republic Steel temporarily idled the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploration sector following the sharp drop in the price of oil which has led to significant market declines and demand for product. As a consequence of this event management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately USD$ 130.7 million (equivalent to $ 2,071,901) and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the Lorain melt shop assets using the comparable match method of the market approach. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data as the facility was idled indefinitely in early 2016. This effect is presented in the Income Statement together with the cost of sales, by correspond to a impairment of the production plant. See Note 10.

h.	On August 8, 2013, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company) (the “companies”), acquired shares of a company named Carrier Seehafen Operadora Maritima, S.A.P.I. de C.V (Seehafen). These companies purchased 500 shares of Class "I", ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 99,000 shares of Class "II" which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 43,839. By the Extraordinary General Meeting of Shareholders of Seehafen held also on August 8, 2013, there were approvals of: the ratification of the shares transactions described above, the denomination change of Seehafen to Simec International 9, S.A.P.I de C.V (Simec 9), the modification of the company name and the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V, so from that date the Company consolidates the financial statements of Simec 9.

Seehafen was formed by split of another company on August 3, 2012, which was referred to tax loss by $ 982,951. The statement of financial position at the date of acquisition was as follows:

Assets:
Other receivables	$2
Stockholders' equity	$2

i.	At the Extraordinary general meeting of Shareholders of Simec USA Corporation (Simec USA) and Simec International 5, Inc. (Simec 5), held on November 20, 2013, was authorized the merger of these companies, subsisting Simec USA and extinguishing Simec 5.

j.	At the Extraordinary general meeting of Shareholders of Compañia Siderurgica del Pacifico, S.A. de C.V., Comercializadora Msan S.A. de C.V., Comercializadora de Productos de Acero de Tlaxcala, S.A. de C.V. and Productos Siderurgicos Tlaxcala, S.A. de C.V. held on November 30, 2013 and with date of December 2, 2013, Comercializadora Simec, S.A. de C.V., Siminsa E, S.A. de C.V. and Siderurgica de Baja California, S.A. de C.V. was authorized the merger of all these companies, subsisting the first company and extinguishing all the others.

3.	Application of new and amended standards and interpretations and standards not yet in force

The consolidated financial statements of Grupo Simec, S.A. de C.V. and subsidiaries for the periods presented have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also include all International Accounting Standards (IAS) and all the related interpretations issued by the IFRS Interpretations Committee, including those previously issued by the Standing Interpretations Committee. The Company applied IFRS in effect at December 31, 2015.

The IASB issued the new IFRS mentioned below, which are effective for the annual periods described therein.

Amendments that will be applicable in 2016:

a.	Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

•	The IASB issued the amendments and new IFRS mentioned below, which are effective for the annual periods described therein.

•	The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.

•	The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

•	The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

•	These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

b.	Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

•	The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

•	These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

•	These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

c.	Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

In December 2015, the IASB decided to defer indefinitely the effective date of this amendment.

d.	Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

•	Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•	Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

e.	Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

f.	Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

g.	Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

Amendments that will be applicable in 2017:

a.	IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" (IAS 12)

IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted.

b.	Amendments to IAS 7 "Statement of Cash Flows" (IAS 7)

The IASB issued amendments to IAS 7. The amendments are intended to clarify IAS 7 to improve information provided to user of financial statements about an entity's financing activities.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities." It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

Amendments effective for periods beginning in 2018:

a.	IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

b.	IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	Identify customer contracts that fall within the scope of the new standard;

•	Identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

•	Determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

•	Allocate the transaction price to each separate performance obligation; and

•	Recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

New IFRS applicable in 2019:

IFRS 16, "Leases"

On January 2016, the IASB published a new accounting standard, IFRS 16 Leases (IFRS 16), which replaces IAS 17 Leases and Guide interpretation.

The main changes from the previous standard are:

i.	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

ii.	The new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

iii.	The distinction between financial and operating leasing is removed, therefore, assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low value assets;

iv.	The standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers.

Simec has that these new standards will have no important impact on its financial statements.

4.	Basis for the preparation and presentation of the financial statements

Basis of preparation – The consolidated financial statements have been prepared in accordance with the provisions of Note 3 on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

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

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts recognized in other comprehensive income related to the subsidiaries are recorded (ie, reclassified to profit or transferred directly to retained earnings) in the same manner of the availability of related assets or liabilities. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, Financial Instruments: Recognition and Measurement, or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

As of December 31, 2015 and 2014, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 5	2 0 1 4
Compañia Siderurgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañia Siderurgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (11)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.	100.00%	100.00%
Corporacion Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (11)	100.00%	100.00%
Corporacion ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (11)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 8, S.A. de C.V. (2)		99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (11)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V. (9)	95.10%
Grupo Chant, S.A.P.I. de C.V. (9)	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (10)	100.00%
Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. (10)	100.00%

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (4) (5) (6) (11)	50.22%	50.22%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Simec International 8, Inc. (2) (5)		100.00%
Undershaft Investments, NV. (7)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (8)	100.00%	100.00%
GS Steel B.V. (3)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”. This Company includes two subsidiaries that in 2014 changed its address and tax residence to the California State in USA. These subsidiaries are Steel Promotor, Inc. and Coadm Steel, Inc., and in 2015 they merged with Simec USA, Corp.
(2)	Company established in 2014 in Mexico, and changed its address and tax residence to California State in USA during 2014 and in 2015 merged with Simec USA, Corp.
(3)	Company established in Netherlands in 2014.
(4)	ICH (Holding Company) owns 49.78% of the shares in this company.
(5)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(6)	SimRep as an individual company has no significant operations or assets, other than its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(7)	Company established in Curaçao.
(8)	Company established in Brazil in 2010, in which the Company is building a steel plant and starting partial operations in end of 2015. The investment of the Company is approximately USD$ 267 and USD$ 260 million at December 31, 2015 and 2014 respectively.
(9)	Companies acquired in 2015.
(10)	Companies incorporated in 2015.
(11)	Companies that have lost the entire share capital, except Corporativos G&DL, S.A. de C.V., who have only lost more than two thirds of its capital.
(12)	In 2016 they have formed the following subsidiaries in Mexico: GSIM de Occidente, S.A. de C.V., y Fundiciones de Acero Estructural, S.A. de C.V.

Summary of significant accounting policies –Preparation of accompanying consolidated financial statements requires management of the Company to make certain estimates and use certain assumptions to value certain items contained in the financial statements and make the disclosures required therein. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

a.	Translation of financial statements of foreign subsidiaries – The functional and reporting currency of the Company is the Mexican peso ($). The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. Under this standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar (US Dollar or USD$) is considered as the functional currency of the U.S. subsidiaries (except Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. subsidiaries of Corporacion Aceros DM, S.A. de C.V., until it’s merged in 2015) and Brazilian Real for GV do Brasil Industria e Comercio de Aço LTDA.; therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption cumulative translation effects of foreign subsidiaries.

The Mexican peso was considered until 2014 the functional currency of the Company’s USA subsidiaries, Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. which use the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows:

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

Translation differences were carried directly to the consolidated statement of comprehensive income (loss) as part of the income of the year under the caption foreign exchange gain (loss).

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2015	17.34
Current exchange rate as of December 31, 2014	14.73
Weighted average exchange rate for the year ended December 31, 2015 (*)	15.85
Weighted average exchange rate for the year ended December 31, 2014 (*)	13.29
Weighted average exchange rate for the year ended December 31, 2013 (*)	12.77
Current exchange rate as of September, 19 of 2016	19.15

(*)	Exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

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

Temporary investments in an equity instruments for trading are measured at its fair value prevailing at the date of the financial statements. Subsequent changes in the fair value are recognized in profit or loss.

d.	Allowances for doubtful accounts – The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is determined by considering the balances of clients with more than a year old, those in litigation and or specific recovery problems. Actual results may differ materially from these estimates in the future.

e.	Inventories and cost of sales – Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing and distribution, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale, which is recorded in the statement of financial position and against account is the cost of sales.

The Company classifies inventory of raw materials in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long-term inventory parts and rollers, according to historical data and trends showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace (see Note 9). The Company has 231,942 metric tons (MT) of coke inventory valued at 968 million Mexican pesos (average of USD$ 240.38/MT) on hand at December 31, 2015 and 228,996 MT of coke inventory valued at 1,518 million Mexican pesos (average of USD$ 450.00/MT) on hand at December 31, 2014 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

The Company follows the practice of providing a reserve for slow-moving inventory, considering the total of products and raw materials (including Coke) with a turnover above one year, which is recorded in the statement of financial position and against account is the cost of sales.

The cost of sales of the Company includes inventory costs, outbound freight charges, purchasing and receiving costs, inspection costs, and warehousing costs in cost of goods sold. Vendor payment incentives are recorded as a reduction to cost of goods sold.

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

Repair and maintenance costs that significantly increase productive capacity or extend the useful lives of existing plant and equipment are capitalized. Supplies, comprising of spare parts and consumables for internal use are classified under property, plant and equipment and expensed as incurred in the manufacturing process. All other repair and maintenance costs are expensed as incurred. Capital expenditures for projects that cannot be put into use immediately are included in constructions and machinery in-progress. When constructions and machinery in-progress are completed, they are transferred to depreciable assets.

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

j.	Goodwill – Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. For purposes of allocation of goodwill when there is business combination will be distributed among each of the cash generating units of the acquiring entity, expected synergy benefits. A reversal of an impairment loss is recognized immediately in profit or loss and allocated to the assets of that unit, the carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss of value shall not exceed the carrying amount that would have been obtained if had not recognized an impairment loss in value for the asset in prior periods. Unless the related asset is recognized at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Republic operates various employee benefit plans. The contributions to these benefit plans are either contractually determined by the terms of a collective bargaining agreement with the United Steelworkers or fall under the terms of a defined contribution plan. Accordingly, the company pays fixed contributions into separate entities and they are expensed in the period in which the employees rendered the services entitling them to the benefits.

n.	Earnings per share – Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – Income taxes, calculated as the higher of the regular Mexican Income Tax (ISR) or the Business Flat Tax until 2013 (IETU) (See Note 15), are recorded in the results of the year in which they are incurred. The ISR currently payable is based on taxable profit for the year and IETU in cash flows of each year. Taxable profit differs from profit as reported in the statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

-	Deferred tax –Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit or loss, and it is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

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

u.	Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and is recognized in the period in which the Company transfers the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders (which coincides with the time of shipment). Net sales represent the goods sold at list price, less returns received and discounts.

v.	Financial information by operating segment - An operating segment is a identifiable component of the Company that has in business activities, from which it may earn revenues and incur expenses, including those income and expenses related to transactions with other components of the entity and upon which the company has separate financial information that is evaluated regularly by the Board of Directors, in making decisions to allocate resources and assess segment performance.

w.	Environmental liabilities - The Company and other steel companies are subject to stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable. The liability represents an estimate of the environmental remediation costs associated with the required future steps of remediation, based upon management's evaluation of probable outcomes. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations. The precise timing of remediation activities cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. Accordingly, the Company has not discounted its environmental liabilities. No claims for recovery are netted against the recorded liabilities.

x.	Cost of sales and expenses by function - The Company classifies its costs and expenses by function in the Consolidated Statements of Comprehensive Income, according to the industry practices where the Company operates.

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

a.	Critical accounting judgments – The following are the critical judgments, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key sources of estimation uncertainty – The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – Management applies judgment at each balance sheet date to determine whether the low moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

-	Impairment of long-lived assets in use – Management applies judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the future cash flows that will generate during the remaining useful life or liquidation value (fair value).

-	Estimating useful lives and residual values of furniture and equipment – As described in Note 4, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(I) discount rates, (ii) the expected growth rates of wages and iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –The Company has certain types of derivative financial instruments (gas swaps), and uses valuation techniques that include inputs that are based on observable market data to estimate the fair value.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2015 and 2014 the Company has not derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 5	2 0 1 4

Cash	$787,038	$888,013
Cash equivalents (1)	5,437,464	6,115,360
	$6,224,502	$7,003,373

(1)	Most of these cash equivalents correspond to Treasury Bills issued by Treasury Department of USA, whose original maturity is less than three months.

Other investments included in Consolidated Statements of Financial Position at December 31, 2015 amounting $ 374,359 ($ 305,085 at December 31, 2014) consists in equity instruments for trading.

7.	Trade receivables – Net

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

Credit limits and scoring by customer are reviewed twice a year. On December 31, 2015 there are no customers who represent more than 5% of the total balance of trade receivables. At December 31, 2014, the situation was similar, except for a client of Republic which balance represents 11% of consolidated accounts receivable. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

Trade receivables disclosed below include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral.

Age of receivables that are past due but not impaired is as follows:

	At December 31,
	2 0 1 5	2 0 1 4

30 - 60 days	$116,580	$124,217
61 - 90 days	53,185	66,525
91 + days	75,548	111,301
Total	$245,313	$302,043

During the years ended December 31, 2015 and 2014, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 5	2 0 1 4

Balance at beginning of year	$49,434	$146,155
Provisions	33,313	6,087
Writes off	(11,154)	(105,827)
Translations effects	3,955	3,019
Balance at end of year	$75,548	$49,434

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

Republic entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation.

On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The factoring on this contract is recorded as a financing transaction without reducing the trade receivables, applying the cash received to account payable. The maximum amount of outstanding advances related to the assigned receivables was USD$ 30 million. Proceeds on the transfer reflect the 80% face value of the account. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 15 days (of the advance date) to 3.75% if paid within 90 days, and 1% for each 15 days additional until the account is paid. This discount fee is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income (Loss).

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

During the years ended December 31, 2015 and 2014, the Company sold a nominal amount of USD $ 29.0 million and $ 33.9 million of accounts receivable, respectively. The discount fees incurred by this contract were approximately USD $ 0.5 million in both years. As of December 31, 2015 and 2014 the buyer has USD$ 3,400,000 and USD$ 4,700,000, respectively, of receivables that have not been recovered by the buyer. The amount uncollected 2015 is subject to a possible return of the Company by the buyer. These accounts receivable are included in the total trade receivables for the purpose of assessing the recoverability of them and, where appropriate, determine the adequacy of allowance for doubtful accounts.

8.	Recoverable taxes

	December 31,
	2 0 1 5	2 0 1 4

Valued Added Tax	$896,919	$517,441
Income Tax	53,177	42,335
Business Flat Tax	14,911	18,257
	$965,007	$578,033

9.	Inventories

Short-term:

	December 31,
	2 0 1 5	2 0 1 4

Finished goods	$937,025	$1,571,639
Work in process	91,792	217,539
Billet	2,851,579	2,418,041
Raw materials and supplies	1,207,244	1,595,750
Materials, spare parts and rollers	977,875	659,607
Materials in transit	45,332	58,604
	$6,110,847	$6,521,180

Long-term:

	December 31,
	2 0 1 5	2 0 1 4

Coke	$966,780	$1,396,284
Spare parts	31,841	37,705
Rollers	114,043	147,482
Finished goods	726,097	257,471
	1,838,761	1,838,942

Less, valuation allowance at cost or net realizable value, the lower.	(353,095)	(135,360)
	$1,485,666	$1,703,582

The Company has $ 966,780 and $ 1,396,284 of coke inventory on hand as of December 31, 2015 and 2014 respectively, which the Company would only use as an input to its blast furnace in Lorain facility. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in million of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2013	$952	$3,152	$16,716	$158	$139	$1,450	$22,567

Acquisitions		12	1,846				1,858
Transfers			662			(662)	-
Translation effects	(24)	43	593	(5)	4	95	706
Balance as of December 31, 2014	928	3,207	19,817	153	143	883	25,131

Acquisitions	111	5	930	1			1,047
Disposals			(79)				(79)
Transfers					(31)	(368)	(399)
Translation effects	(10)	57	422		5	58	532
Balance as of December 31, 2015	$1,029	$3,269	$21,090	$154	$117	$573	$26,232

Accumulated depreciation of property, plant and equipment is as follows (in million of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2013	$893	$9,388	$59	$59	$10,399

Depreciation expense	26	827	8	3	864
Translation effects	3	245		1	249
Balance as of December 31, 2014	922	10,460	67	63	11,512

Depreciation expense	20	976	6	3	1,005
Disposals		(79)			(79)
Impairment		2,072			2,072
Translation effects	11	579	1	2	593
Balance as of December 31, 2015	$953	$14,008	$74	$68	$15,103

The depreciation expense for the years ended December 31, 2015, 2014 and 2013 amounted to $ 1,005,117, $ 863,689 and $ 806,402, respectively.

The net book value of property, plant and equipment is as follows (in million of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2013	$952	$2,259	$7,328	$99	$80	$1,450	$12,168

Balance as of December 31, 2014	$928	$2,285	$9,357	$86	$80	$883	$13,619

Balance as of December 31, 2015	$1,029	$2,316	$7,082	$80	$49	$573	$11,129

As of December 31, 2014, Republic has invested USD$158.8 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, USA, to meet growing customer demand for the Company's SBQ steel. The location was chosen for its proximity to customers and its skilled workforce. The construction of the Lorain electric arc furnace began mid-year 2012 and the Company began steelmaking operations in July 2014. The amount indicated includes USD $ 45.4 million capitalized from labor and indirect costs related to the construction of the furnace and is presented in the investment in machinery and equipment.

In June of 2015, Republic Steel temporarily idled the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploration sector following the sharp drop in the price of oil which has led to significant market declines and demand for product. As a consequence of this event management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately USD$130.7 million and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the Lorain melt shop assets using the comparable match method of the market approach to determine fair value. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data as the facility was idled indefinitely in early 2016.

The blast furnace, which operated with coke as raw material mentioned in footnote 9 above, also located in Lorain plant and is not functioning from previous years. An impairment has nevertheless been recorded to effectively write it down to zero value.

Subsequent to year end, the entire Lorain facility was temporarily idled effective March 31, 2016 and at the date of issuance, management has no near-term plans to restart the facility, and the expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 32.2 million as of December 31, 2015, pertaining to the Lorain Ohio facility after recording the impairment charge of USD$ 130.7 million as mentioned above. The impairment charge did not impact the cash flows, as it was not a-cash expenditures. Management further assessed if there were any impairments at the Company's other cash generating units and determined that as of December 31, 2015 no other cash generating units were impaired based on current projections. The Company continues to incur costs to maintain the temporarily idled facility and coke (such costs are charged to period expense) in anticipation of bringing the facility back on line. Restarting the facility will require certain expenditures to restore the equipment to productive status. However, there remains significant uncertainty as to if and when the facility will be restarted and the Company cannot provide any assurances that it will restart the facility at all or on economically feasible terms.

As of December 31, 2015 and 2014, the machinery and equipment includes a machine called Coss System, valued at $ 122,880 (which is equivalent to USD$ 9.9 million), plus related installation expenses in the amount of $ 22,079, which was installed in an industrial plant of the subsidiary Aceros D.M., S.A. de C.V. (Grupo San). This machinery did not work in accordance with the specifications promised by the supplier, so it is not in operation. Currently, actions are being taken for the recovery, through arbitration in the USA and directly with the supplier Fuchs Technology, A.G, in the amount of USD$ 5.9 million, which is equivalent to the installation expenses previously mentioned, plus damages. On the other hand, the supplier also has demanded the payment of the USD$ 9.9 million, since the Company has withheld payment for such machinery. As of the date of these consolidated financial statements, such arbitration is favorable for Grupo Simec, S.A.B. de C.V. and Aceros D.M., S.A. de C.V., a subsidiary of Corporacion Aceros DM, S.A. de C.V.

11.	Intangible and other non-current assets

The balances as of December 31, 2015 and 2014 are as follows:

2 0 1 5				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade name	$93,400		$93,400	*
Kobe Tech contract	108,848	$94,486	14,362	12
Customers list	57,016	29,696	27,320	20
Total from Republic (1)	259,264	124,182	135,082

Customers list	2,205,700	1,858,508	347,192	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	1,858,508	2,490,952
	4,608,724	1,982,690	2,626,034

Other assets	24,066		24,066
	$4,632,790	$1,982,690	$2,650,100

2 0 1 4				Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade name	$79,368		$79,368	*
Kobe Tech contract	92,496	$72,584	19,912	12
Customers list	48,450	22,812	25,638	20
Total from Republic (1)	220,314	95,396	124,918

Customers list	2,205,700	1,613,430	592,270	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	1,613,430	2,736,030
	4,569,774	1,708,826	2,860,948
Payments in advance to Machinery and equipment vendors (See Note 25)	28,217		28,217
Other assets	11,368		11,368
	$4,609,359	$1,708,826	$2,900,533

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.

(2)	The trade mark San 42 and the goodwill its presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets from Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2015, 2014 and 2013 amounts to $ 255,976, $ 254,217 and $ 246,498, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year presented:

Assets	Original value	Accumulated amortization	Net
Balance as of December 31, 2013	$4,660,799	$(1,443,955)	$3,216,844
Additions	1,323	(254,217)	(252,894)
Disposals	(77,707)		(77,707)
Translation effects	24,944	(10,654)	14,290
Balance as of December 31, 2014	4,609,359	(1,708,826)	2,900,533
Additions	12,678	(255,976)	(243,298)
Disposals	(28,217)		(28,217)
Translation effects	38,970	(17,888)	21,082
Balance as of December 31, 2015	$4,632,790	$(1,982,690)	$2,650,100

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec, to exchange their bonds at par, for new bonds in denominated senior subordinated notes. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2015 and 2014, the amount of such new notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2015 and 2014, liabilities in pesos for the new notes outstanding amounted to $ 5,237 and $ 4,450, respectively.

13.	Trade accounts payable and other accrued liabilities

	December 31,
	2 0 1 5	2 0 1 4

Trade accounts payable	$3,102,944	$3,656,895
Other accrued liabilities	665,934	574,029
	$3,768,878	$4,230,924

The average credit period on purchases of certain goods is 30 to 60 days, from the invoice date. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – For the Mexican operations, approximately 53% (56% on 2014) of the employees are under collective contracts. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. The obligations are calculated by independent actuaries using the projected unit credit method.

The most important assumptions used for the purposes of the actuarial valuations related to seniority premium benefits were as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

Discount rate	6.75	6.75	7.25
Rate of salary increase	3.93	3.93	6.24

Components of net cost of benefits plan to employees are as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

Current service cost	$4,447	$4,758	$4,900
Financial cost	5,359	5,658	4,966
Past service cost		76	109
Anticipated reduction obligations		(3,507)	(2,367)
Actuarial losses (gains) recognized in the year	3,398	(2,305)	(2,061)
	$13,204	$4,680	$5,547

The expense for the years 2015, 2014 and 2013 was recorded in:

	2 0 1 5	2 0 1 4	2 0 1 3

Cost of sales	$7,395	$2,621	$3,107
Administrative expenses	5,809	2,059	2,440
	$13,204	$4,680	$5,547

The amounts included in the Consolidated Statements of Financial Position at December 31, 2015 and 2014 are $ 93,432 and $ 83,499 respectively, corresponding to the present value of defined benefit obligation.

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2 0 1 5	2 0 1 4

Opening defined benefit obligation	$83,499	$81,396
Current service cost	4,447	4,758
Past service cost		76
Financial cost	5,359	5,658
Anticipated reduction obligations		(3,507)
Actuarial losses (gains)	3,398	(2,305)
Benefits paid	(3,271)	(2,577)
Closing defined benefit obligation	$93,432	$83,499

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) in the moment in which are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding amortization of tax losses. For the years 2015, 2014 and 2013, EPS amounted to $ 48, $ 79 and $ 632, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2015, 2014 and 2013 was $ 9,323, $ 9,024 and $ 10,098, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. These benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2014, 83% percent of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (USW). The current agreement expires on August 15, 2016. The labor agreement includes general wage increases in 2013, 2014, and 2015.

b.	Steelworkers Pension Trust

Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. Republic obligations to the plan are based upon fixed contribution requirements. Republic contributes a fixed dollar amount of USD$1.68 per hour for each covered employee's contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed to under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

I.	Contributions to the SPT by Republic may be used to provide benefits to employees of other participating employers.

II.	If a participating employer stops contributing to the SPT, the unfunded obligations of the plan may be borne by the remaining participating employers; and

III.	If the Republic chooses to stop participating in the SPT, Republic may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Republic participation in the SPT for annual periods ended December 31, 2015, 2014 and 2013 is outlined in the table below.

		Pension Protection Act				Surcharge
		Zone Status(a)				Imposed(c)
FIP/RP Status
	EIN/Pension				Pending/
Pension Fund	Plan Number	2015	2014	2013	Implemented(b)	2015	2014	2013
Steelworkers Pension Trust	23-6648508/499	Green	Green	Green	No	No	No	No

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan's actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic Steel from the plan.

Republic has not been listed in the plans' Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2015, 2014 and 2013 contributions. For the years ended December 31, 2015, 2014 and 2013, contributions to Steelworkers Pension Trust amounted to USD$ 5.3 million USD$ 5.8 million and USD$ 5.7 million, respectively. Expiration of collective Bargaining Agreement is on August 15, 2016. The Parties have signed a Settlement Agreement for a new labor agreement that will be effective August 16, 2016 through August 15, 2019. That Settlement Agreement must be put to a vote and ratified by the Union. The final vote will be tallied within the next few weeks. Given the fact that the Parties reached a signed Settlement Agreement, management believes a labor strike is extremely unlikely.

c.	VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a welfare plan for USW retiree healthcare benefits, and is not a "qualified" plan under ERISA regulations. For the years ended December 31, 2015, 2014 and 2013, recorded expenses of USD$ 10.4 million, USD$ 10.4 million and USD$ 10.4 million, respectively, related to this welfare plan.

For the years ended December 31, 2015, 2014 and 2013, Republic recorded combined expenses of USD$ 15.7 million, USD$ 16.2 and USD$ 16.1 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits. Not expected to cost contributions to these two funds benefits in 2016 exceed USD$ 15.7

d.	401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Republic contributions and voluntary deferrals of employees' compensation. Republic funds contributions to this plan each pay period based upon the participant's age and service as of January first of each year. The amount of Republic contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. Republic provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2015, 2014 and 2013, Republic recorded expense of USD$ 1.7 million, USD$ 2.3 million and USD$ 2.5 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees' compensation. There are no Republic contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to USD$ 50.0 million multiplied by 2.5%, USD$ 50.0 million to USD$ 100.0 million multiplied by 3.0%, and above USD$ 100.0 million multiplied by 3.5%, less the previous payouts during the year. For the years ended December 31, 2015, 2014 and 2013, Republic not made payments under this plan.

Republic has a profit sharing plan for all salaried employees and nonunion workers. During 2013, the profit-sharing plan was based upon achieving certain inventory and shipments targets. In the year ended December 31, 2015, Republic made no disbursements under this plan. In the years ended December 31, 2014 and 2013, Republic paid USD$ 0.1 million and USD$ 0.4 million, respectively.

15.	Income taxes

The Company is subject to Income Tax (ISR) and Business Flat Tax until 2013 (IETU).

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

The analysis of the income tax charged (credited) to the results of 2015, 2014 and 2013 is as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

ISR of the year of Mexican companies	$1,571,766	$277,907	$54,744
IETU of the year of Mexican companies			2,518
Deferred ISR of Mexican companies	(185,540)	(87,692)	7,224
Deferred IETU of Mexican companies			(276,762)
ISR of the year of foreign companies	26,469
Deferred ISR of foreign companies	(642,123)	(28,218)	(69,292)
Income taxes	$770,572	$161,997)	$(281,568)

The amount of income tax for the year of the Mexican companies for 2015 includes $ 1,332,858 which was paid in Simec International 6, S.A. de C.V. and Simec International 8, S.A. de C.V. and it is derived from a review initiated in July 2015 by differences in criteria with the tax authority and that comes from the year 2010 by a deduction of losses on disposal of Treasury Bonds of the United States of America, that deducted by the companies, and already have conclusive agreement between the Company, the Tax Administration Service (SAT) and the Office of the Taxpayer Advocate (Prodecon) dated May 23, 2016.

During 2015, 2014 and 2013, the income tax expense (benefit) attributable to income before income tax was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the concepts shown below:

	2 0 1 5	2 0 1 4	2 0 1 3

Income tax (benefit) expense at statutory rate	$(747,102)	$203,975	$212,409
Increase (decrease) as a result of:
Inflation effects, net	34,264	(17,143)	(61,424)
Effect between nominal rate from USA and Mexico	(226,258)	(71,985)	(58,178)
Cancelation of deferred IETU			(274,244)
Benefit from utilization of tax loss carry-forward and others (1)	(38,562)	(144,801)	(541,533)
Others, net (includes permanent items)	415,377	191,951	441,402
Income tax expense	$(562,281)	$161,997	$(281,568)
Effective tax rate (2)	(22.5%)	23.80%	(39.80%)

(1)	This amount corresponds at the Income tax benefit obtained by those companies that amortized tax loss carry-forwards in the years presented and that were generated prior to 2015, 2014 and 2013, respectively, and were not registered the corresponding deferred tax asset, less the effect of tax losses obtained for some subsidiaries in the years that are presented which no deferred tax asset was recorded.

(2)	The calculation of the effective tax rate in 2015 did not include the charge of $ 1,332,858 that noted above.

The Company has tax losses carry-forwards in some Mexican subsidiaries which, according to the ISR law in Mexico, can be utilized against taxable income generated in the next ten years. Tax loss carry-forwards can be updated by following certain procedures established in the law.

At December 31, 2015, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have tax loss carry-forwards. These tax losses which correspond to Mexican entities shown below:

Origin Date	Settlement date	Tax losses pending of amortization

2008	2018	$51
2009	2019	37,373
2010	2020	31,059
2011	2021	9,308,045	(3)
2012	2022	4,298
2013	2023	7,359
2014	2024	55,470
2015	2025	239,274
		$9,682,929

(3)	This amount includes $ 9,267,260 updated to December 31, 2015, corresponding to a tax loss obtained in a sale of shares which, according to the Income Tax Law, can only be amortized against taxable profits on the sale of shares to be generated in the future.

At December 31, 2015, Republic had USD$ 284.6 million of tax loss carry-forwards for federal tax purposes, which expire between 2030 and 2035; USD$ 343 million of tax loss carry-forwards for state and local purposes that expire between 2016 and 2034 and approximately USD$ 4.1 million of tax losses at the subsidiary located in Canada, which expire between 2030 and 2035. The timing of the reversal of these temporary differences is uncertain and therefore cannot be assumed to occur before the aggregate NOLs expire. Due primarily to Republic being in a three-year cumulative loss position as of December 31, 2015, and because the uncertainty in the market makes for uncertain forecasting, the Company has determined that it is not more likely than not that any of its deferred tax assets will be realized as benefits in the future. Consequently, the deferred tax assets recorded until December 31, 2014, in the amount of $ 371,774 was canceled in 2015.

At December 31, 2015, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 146 million of Brazilian Reals ($ 650 million of Mexican pesos) of tax losses carry forwards, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

The primary items generating a deferred ISR asset and liability are:

	December 31,
	2 0 1 5	2 0 1 4

Deferred tax assets:
Allowance for doubtful accounts	$20,768	$32,496
Provisions	2,700	149,157
Advances from customers	77,895	39,030
Tax losses carry-forwards (1)		378,049

Deferred tax assets	101,363	598,732

Deferred tax liabilities:
Inventories		607,827
Property, plant and equipment	1,115,073	1,851,537
Intangible assets from Grupo San	302,980	288,682
Prepaid expenses	78,400	6,763

Total deferred liabilities	1,496,453	2,754,809

Deferred tax liabilities, net	$1,395,090	$2,156,077

(1)	At December 31, 2014, the deferred tax asset from loss-carry forwards includes $ 371,774, which relate to federal, state and local tax losses of Republic.

16.	Stockholders’ equity

a.	Common stock as of December 31, 2015 and 2014, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital may be increased without limitation.

All shares belong to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock. All shares have the same rights.

a.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2015 and 2014, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

b.	Simec has a reserve by $ 1,000,000 for the repurchase and placement of own shares, in order to increase the liquidity of the shares of the Company and promote stability and continuity in their prices through the Mexican Stock Exchange. As of December 31 2015 and 2014, the Company held 11,466,445 and 5,219,794 shares in treasury, respectively, which amounted to $ 501,322 and $ 273,041, respectively. The resulting loss in 2015 for the purchase and sale of treasury shares amounted to $ 76.257 (gain of $ 20,575 in 2014).

c.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 5	2 0 1 4

Shares outstanding at beginning of year	492,489	493,288
Repurchase of own capital stocks, net	(6,246)	(799)
Shares outstanding at year end	486,243	492,489

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries (Republic), in which it owns 50.22%. The non-controlling interest represents the equity in this USA subsidiary owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income (loss) also show the controlling and non-controlling interests in total net income or loss for the years as well as for the net comprehensive income or loss for the years. Controlling and non-controlling interest portions are presented after the consolidated net income or loss. Below shows the changes in the non-controlling equity interest for the years ended December 31, 2015 and 2014:

	2 0 1 5	2 0 1 4

Balance at beginning of year	$740,805	$1,328,277
Share on net loss for the year	(2,046,621)	(685,605)
Share on translation effects of foreign subsidiaries	(146,038)	98,133
Balance at end of year	$(1,451,854)	$740,805

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

Holding company
Interest expense	$1,983	$1,662	$1,559

Management personnel
Administrative services expenditures	22,084	20,679	15,644

Other related parties
Sales	7,479	4,386	82,617
Royalty expense	182,611
Purchases	41,370	18,270	29,960
Direct short-term benefits	58,669	30,292	35,265

b.	Balances due from related parties and due to related parties are as follows:

	December 31,
	2 0 1 5	2 0 1 4

Due from related parties:
Industrias CH, S.A.B. de C.V.	$475,395	$111,008
Compañia Laminadora Vista Hermosa, S.A. de C.V.	432	411
Operadora Construalco, S.A. de C.V.	449
Compañia Manufacturera de Tubos, S.A. de C.V.	5,296
Operadora Industrial de Herramientas, S.A. de C.V.	899	1,631
Joist del Golfo, S.A. de C.V.	1,416	7,899
Perfiles Comerciales Sigosa, S.A. de C.V.		42,740
Others	16,064	10,738
	$499,951	$174,427

Due to related parties:
Industrias CH, S.A.B. de C.V.	$219,777	$186,308
Tuberias Procarsa, S.A. de C.V.	520,107	441,446
Procarsa Tube and Pipe	52,152	44,209
Pytsa Industrial de Mexico, S.A. de C.V.	89,241	75,581
Aceros y Laminados Sigosa, S.A. de C.V.	1,851	1,847
Nueva Pytsa Industrial, S.A. de C.V.		1,238
Pytsa Industrial, S.A. de C.V.	59	2,285
Others	3,741	1,877
	$886,928	$754,791

At December 31, 2015 and 2014, Industrias CH, S.A.B. accounts receivable correspond to balances of recoverable ISR from some subsidiaries that until 2013 was consolidated for tax purposes. The others receivables and payable balances are generated by the purchase and sale of finished goods as part of the Company’s normal operations.

As of December 31, 2015 and 2014, the amounts payable to Industrias CH, S.A.B. de C.V., Tuberias Procarsa, S.A. de C.V., Procarsa Tube and Pipe and Pytsa Industrial de Mexico, S.A. de C.V. come from loans (USD$ 50 million) and are denominated in US dollars at indefinite term and bear annual interest rate of 0.25%. Similarly, the payable in 2015 and 2014 includes a loan without interest amounting to $ 32,462.

19.	Cost and expenses by nature

At the years ended at December 31, 2015, 2014 and 2013, the cost of sales and administration expenses are as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

Raw materials and consumables used	$13,295,584	$11,120,434	$9,644,669
Electrical energy	2,298,739	1,856,625	1,635,504
Ferroalloys	783,824	1,866,900	1,514,718
Refractories	252,746	555,987	438,918
Oxygen	123,263	316,574	262,348
Electrodes	214,517	349,790	367,313
Gas and combustibles	839,802	586,966	442,454
Labor	2,847,491	3,542,852	3,502,042
Operation materials	588,769	407,604	402,761
Depreciation and amortization	1,261,093	1,100,534	1,052,900
Maintenance	1,035,586	1,851,520	1,750,898
Other expenses	1,138,042	3,130,230	2,512,401
	$24,679,456	$26,686,016	$23,526,926

	2 0 1 5	2 0 1 4	2 0 1 3

Cost of sales	$23,096,967	$25,492,298	$22,410,267
Administrative expenses	1,582,489	1,193,718	1,116,659
	$24,679,456	$26,686,016	$23,526,926

20.	Other (income) expenses, net

The integration of other income (expenses) net, in the years ended December 31, 2015, 2014 and 2013, is as follows:

	2 0 1 5	2 0 1 4	2 0 1 3

Restoration expenses	$5,594	$2,475	$62,079
Allowance for doubtful accounts	17,841
Land treatments in Pacific Steel, Inc.	5,251	710	8,140
Other expenses	28,686	3,185	70,219

Sale of scrap	(4,350)	(28,722)
Penalty to client by cancel its supply contract	(174,354)
Update obtained in tax returns	(406)	(4,262)	(967)
Other income	(23,003)	(30,755)	(10,091)
Other income	(202,113)	(63,739)	(11,058)
Other (income) expenses, net	$(173,427)	$(60,554)	$59,161

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged from 2013. The Company’s policy is to not obtain bank loans or any other financing instrument.

b.	Market risk – The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and natural gas. The Company sometimes use derivative financial instruments to manage these market risks only in natural gas prices. There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

c.	Foreign currency risk management – The Company undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows (includes foreign subsidiaries):

	Currency: Mexican peso
	December 31,
	2 0 1 5		2 0 1 4

Short – term assets		$7,749,794		10,630,395
Short – term liabilities		4,034,062		4,471,028

Net monetary asset position in foreign currency		$3,715,732		$6,159,367

Equivalent in U.S. Dollars (thousands)	USD$	214,289	USD$	418,015

a.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. The Company rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually.

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

b.	Liquidity and interest risk tables – Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional undrawn lines of credit bank (to be used as letter of credits) facilities that the Company has at its disposal to further reduce liquidity risk and obtains bank loans as needed. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollar, unaudited balances)
	December 31,
	2 0 1 5	2 0 1 4

Bank loans credit line facilities:
Amount drawn	$357,000	$190,000
Undrawn balances	217,908	162,129
	$139,092	$27,871

At December 31, 2015 and 2014 the amount drawn, $ 17,664 and $ 43,304, respectively, correspond to subsidiaries of Industrias CH, S.A.B. de C.V. holding company.

22.	Non-cash transactions

During the years ended December 31, 2015, 2014 and 2013, all investing activities were paid in the same year and in every financing activity was used cash.

23.	Segment information

The Company segments its information by region, due to the operational structure and the organization of its business. Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance focuses on such regions.

The Company’s sales are made primarily in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes seven Republic plants. Seven are located in the USA (distributed in the states of Ohio, Indiana, Tennessee and New York) and one in Canada (Ontario). The plant in Canada represents approximately 4% and 5% of the segment’s total sales in 2015 and 2014. Since the year ended December 31, 2015, partial operations began at the plant in Brazil, and selective information is presented retrospectively with 2014. The segments are engaged in the manufacturing and sale of long steel products intended primarily for the building and automotive industries.

	Year ended December 31, 2015
	Mexico	USA	Brazil	Operations between segments	Total

Net sales	$14,978,728	$9,467,604	$29,489		$24,475,821
Cost of sales	(11,247,661)	(11,828,885)	(20,421)		(23,096,967)
Impairment of property, plant and equipment		(2,071,901)			(2,071,901)

Gross profit	3,731,067	(4,433,182)	9,068		(693,047)

Administrative expenses	(1,100,622)	(457,435)	(24,432)		(1,582,489)
Other income (expenses), net	5,656	184,039	(16,268)		173,427
Interest income	33,872	155			34,027
Interest expense	(9,987)	(47,032)	(24,805)	$41,629	(40,195)
Foreign exchange gain (loss), net	840,156		(496,906)	(725,312)	(382,062)

Income (loss) before income taxes	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)

Income taxes	(1,412,695)	642,123			(770,572)

Net income (loss) for the year	$2,087,447	$(4,111,332)	$(553,343)	$(683,683)	$(3,260,911)

Other information:
Depreciation and amortization	$747,436	$512,393	$1,264		$1,261,093

Impairment of property, plant and equipment		2,071,901			2,071,901

Total assets	28,530,321	7,891,964	3,226,150	$(7,404,019)	32,244,416

Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035

Acquisitions of property, plant and equipment	574,211	396	73,136		647,743

	Year ended December 31, 2014
	Mexico	USA	Brazil	Operations between segments	Total

Net sales	$14,518,299	$12,310,462			$26,828,761
Cost of sales	(12,075,965)	(13,416,333)			(25,492,298)

Gross profit	2,442,334	(1,105,871)			1,336,463

Administrative expenses	(807,486)	(335,127)	$(51,105)		(1,193,718)
Other income (expenses), net	29,622	30,932			60,554
Interest income	24,773	366			25,139
Interest expense	(7,043)	(25,028)	(15,417)	$24,874	(22,614)
Foreign exchange loss, net	397,598		(109,371)	185,865	474,092

Income (loss) before income taxes	2,079,798	(1,434,728)	(175,893)	210,739	679,916

Income taxes	(222,491)	60,494			(161,997)

Net income (loss) for the year	$1,857,309	$(1,374,234)	$(175,893)	$210,739	$517,919

Other information:
Depreciation and amortization	$757,873	$358,872	$1,161		$1,117,906

Total assets	27,340,625	11,078,721	3,331,720	$(5,058,973)	36,692,093

Total liabilities	3,476,065	9,585,026	909,330	(5,058,973)	8,911,448

Acquisitions of property, plant and equipment	198,811	924,241	735,306		1,858,358

	Year ended December 31, 2013
	Mexico	USA	Operations between segments	Total

Net sales	$13,792,466	$10,576,474		$24,368,940
Cost of sales	(11,055,918)	(11,354,349)		(22,410,267)

Gross profit	2,736,548	(777,875)		1,958,673

Administrative expenses	733,449	383,210		1,116,659
Other income, net	47,854	11,307		59,161
Interest income	(16,903)	(3,495)		(20,398)
Interest expense	8,214	25,479	$(4,979)	28,714
Foreign exchange loss, net	66,506			66,506

Income (loss) before income taxes	1,897,428	1,194,376	4,979	708,031

Income taxes	(159,570)	(121,998)		(281,568)

Net income (loss) for the year	$2,056,998	$1,072,378	$4,979	$989,599

Other information:
Depreciation and amortization	$796,705	$256,195		$1,052,900

Total assets	27,005,653	9,164,691	$(2,890,497)	33,279,847

Total liabilities	3,382,983	6,512,396	(2,890,497)	7,004,882

Acquisitions of property, plant and equipment (1)	1,911,956	1,265,994		3,177,950

(1)	This amount in Mexico include acquisitions made in Brazil facility amounting to $ 1,603.6 million in the year ended December 31, 2013.

Information about products:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Light structural	$1,270,459	$1,348,564	$1,069,051
Structural	1,957,388	1,720,764	1,531,259
Bars	1,272,580	1,435,075	1,497,022
Rebar	5,235,167	4,907,453	5,062,481
Flat rebar	906,243	746,161	548,631
Hot rolled bars	8,568,417	10,310,093	9,373,022
Cold drawn bars	2,750,380	3,646,684	3,408,692
Others	2,515,187	2,713,967	1,878,782
	$24,475,821	$26,828,761	$24,368,940

Information about geographical areas:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Mexico	$14,543,446	$14,165,166	$13,633,192
USA	9,417,392	11,941,251	10,051,087
Canada	371,610	493,911	535,164
Latin America	134,031	216,293	136,130
Other (Europe and Asia)	9,342	12,140	13,367
	$24,475,821	$26,828,761	$24,368,940

24.	Contingencies

As of December 31, 2015 and 2014, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America and its main activity is the purchase and sale of scrap, has the following environmental contingencies:

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2015, the CRWCB had not notified PS the results of its inspection.

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified with several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo Leon State. This landfill is after the separation of the metal content, which is used as raw material in the smelting process.

The daily load of 5 trucks of land in PS is performed in the presence of DTSC staff. At December 31, 2014, PS had already shipped 27,800 tons of material to the Mexicali plant.

The disposition of a stack which is estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) is still pending. The company is in process of obtaining the appropriate permissions to Mexican authorities for this type of material. The process began in early 2013, but the response of the authorities has been slow, however, are not expected to take more than 600 days from the date of emission of these financial statements 2015 to grant permissions.

Therefore, on April 9, 2015, a letter from the Attorney General Department of Justice State of California is required to PS, in the absence of obtaining permission from the Mexican authorities, presented a program for transport the pile of contaminated soil classified as an authorized RCRA confinement in the United States at the latest on April 22, 2015. This program establishment should include the completion of the shipment of the stack later than July 9, 2015 and warns that if the company does not comply with this, the DTSC will immediately proceed with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

On April 21, 2015, a letter was sent to the Attorney General challenging the positions in their letter. The authorities in Mexico have not denied permission to the Company but have simply requested that it present its application in a different format. The revised application was submitted and received by the authority on April 17, 2015. It is expected to be approved in a maximum of 60 days, so an extension was requested for the commencement of loading committing to not get permits in Mexico during the time it proceeds to confinement in the United States of America.

The Company, based on the experience of the board in recent years, believes that the cost of sending the remaining stack would result in a total of USD $ 0.3 million and $ 0.5 million. As of December 31, 2014, the Company has created a reserve for USD $ 0.4 million under the heading of other accounts payable in the consolidated statement of financial position.

On July 23, 2015, the Attorney General denied the extension requested by PS and demand the immediate start of shipments of the land RCRA and an authorized confinement was received; in the event that Pacific Steel shipments will not start before July 30, 2015, DTSC initiated the lawsuit against the Company; however, given the delay in their response, it was agreed to extend the 10 weeks estimated for the process of the start date.

Therefore, PS began transporting classified material RCRA on July, 29, 2015 to complete shipments on September, 12 of 2015 with a total of 3,000 metric tons.

The Company, based on the experience of past years shipments, believes the cost of shipping the remaining piles would result in a total of between USD$ 0.3 million and USD$ 0.5 million. At

December 31, 2015 the company has created a reserve for USD$ 0.4 million under the heading of accrued expenses payable in the consolidated statement of financial position.

On January 5, 2016, it was filed with the Superior Court of San Diego's "final judgment and order on consent" or Consent Judgment negotiated between the Attorney General of California, Department of Toxic Substances Control (DTSC) and Company, which is determined as follows:

-	Payment of USD$ 138,000 as civil penalties as a result of a series of violations of violations at Hazardous Waste Control Laws into the State of California Security Code between 2010 and 2015. The company denies having committed these violations. To date it has paid USD$ 84,000 and the balance is paid according to the terms established in the Judgment.

-	Remove the stack of land classified as hazardous material or RCRA and sent it to an approved landfill. The Judgment indicates that the Company complied with this commitment the October 2, 2015.

-	After removing the stack of land, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels, although are not equal to those of the RCRA stack, they exceed the limits set by the State. On April 7, 2016, the Attorney for the State and DTSC, demanded that the Company remove soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of land was RCRA and disposed of in an approved landfill. So far the amount of land and the cost involved is unknown.

-	The Company shall continue to meet the conditions of the final judgment, the agreement corrective measures and all tasks arising from this and are entered in the same court in 2004. At this time what resulted from these reports is unknown, corrective measures will be suggested and/or cost.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The undiscounted reserve to cover probable environmental liabilities of USD$ 2.9 million and USD$ 2.8 million were recorded as of December 31, 2015 and 2014, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2015, the current and non-current portions amounted to USD$ 1.2 million and USD$ 1.7 million, (USD$ 1.0 million and USD$ 1.8 million in 2014), respectively, they are included in accounts payable and accrued liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	On the other hand, the Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in installations of Republic and PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore has not recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines. Such authorities are currently reviewing some subsidiaries and at the date of issuance of these consolidated financial statements have not completed its reviews.

f.	United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

25.	Commitments

a.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2019. During the years ended December 31, 2015, and 2014, rental expenses relating to operating leases amounted to USD$ 1.5 million, and USD$ 1.3 million, respectively. At December 31, 2015, total future minimum lease payments under non-cancelable operating leases are USD$ 1.06 million, USD$ 0.87 million, USD$ 0.50 millions and USD$ 0.49 million in 2016, 2017, 2018 and 2019, respectively. Currently there are no additional obligations post-2019.

b.	In January of 2013, the Company entered into a 15 year product supply agreement with Air Products and Chemicals, Inc. The agreement requires that Air Products and Chemicals construct and install a plant for the production of oxygen, nitrogen and argon gas on the premises of the Lorain, Ohio facility. The 15 year term of this agreement becomes effective at the time that the plant becomes operational. At the time of these financial statements, the plant is not yet operational. Once operational, the agreement requires that the Company pay a monthly base facility fee of USD$ 166,150 (adjusted annually for inflation) over the 15 year life of the agreement, irrespective of product actually taken under the supply agreement. The Company also has the option of terminating this supply agreement early with 12 months written notice and a payment of a termination fee. The termination payment is made in accordance with the following termination schedule:

Contract Years remaining	US dollars (thousands)

15 years	USD$	26,204
14 years		24,529
13 years		22,853
12 years		21,178
11 years		19,503
10 years		17,828
9 years		16,152
8 years		14,477
7 years		12,802
6 years		11,127
5 years		9,541
4 years		7,776
3 years		6,101
2 years		4,426
0-1 years		2,751

c.	On August of 2012 the Company entered into a contract with the supplier Russula, S.A. for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. At December 31, 2015 only 10% remains outstanding, until delivery of final acceptance certificate of the plant and the warranty.

d.	On August of 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. At December 31, 2015 only 5% remains outstanding, until delivery of the proforma invoice and the final acceptance certificate.

e.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic Steel to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2015 and 2014, the Company recognized income from this agreement of USD$ 3.2 million and USD$ 2.0 million, respectively.

f.	As mentioned in Note 2-f is building a new plant of special steels, consequently, on October 20 began the contract "turnkey" signed with Danieli & Officine Meccaniche for the construction of the new plant (except civil engineering) and the supply of all equipment. The contract value is approximately USD$ 203 million, of which at 31 December 2015 have been paid advances for USD$ 27.7 million and during 2016, and until the date of the financial statements issue others USD$ 59.4 million. The project is estimated will conclude in December, 2017.

26.	Subsequent events

As described in Note 1, part of the shares that comprise the share capital of the Company is listed on the Mexican Stock Exchange (BMV) and the New York Stock Exchange (NYSE). As a result of a delay in the issuance with the BMV of the audited financial statements of the company as of December 31, 2015 and for the year then ended, it has suspended the listing of the company’s shares in its exchange. Even though the company has not timely submitted the audited financial statements nor filed the Form 20-F with the SEC and the NYSE, the NYSE has not taken any action as of the date of this report. The company expects to file all the necessary reports with these Exchanges in the very near term.

27.	Financial statements issuance authorization

On September 19, 2016, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis Garcia Limon and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, of Grupo Simec, S.A.B. de C.V.