Form 20-F
period 2016-12-31
GROUP SIMEC SA DE CV
filed 2017-05-15
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2016 was:

Series B Common Stock — 497,586,330 shares

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 20.6640 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2016. On May 12, 2017, the interbank transactions rate for the peso was Ps. 18.7594 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including, but not limited to, our statements regarding our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources, are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, we cannot assure you that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, the following:

●	factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican, U.S. and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

●	our inability to operate at high capacity levels;

●	the costs of compliance with Mexican and U.S. environmental laws;

●	future capital expenditures and acquisitions;

●	future devaluations of the peso;

●	the imposition by Mexico of foreign exchange controls and price controls;

●	the influence of economic and market conditions in other countries on Mexican securities; and

ii

●	the factors discussed in Item 3.D – “Risk Factors” below.

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

This annual report includes our consolidated financial statements as of December 31, 2015 and 2016 and for each of the three years ended December 31, 2014, 2015 and 2016. Beginning January 1, 2011, we adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations, issued by the International Accounting Standard Board (IASB); consequently, it applied IFRS 1, Initial Adoption of International Financial Reporting Standards. We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

When preparing the financial statements for our individual subsidiaries, transactions in currencies other than our functional currency are recognized as foreign currency at the exchange rates of the date in which such operations take place. At the end of each reporting period, monetary items in foreign currencies are reconverted at the actual period end exchange rate.

The exchange rate differences are recognized in our income statement, except for:

●	Differences in exchange rates from loans denominated in foreign currency for assets under construction for productive future use, which are included in the cost of those assets when considered as an adjustment to interest costs on such loans, provided that such differences do not arise from loans between related parties which effect is eliminated in the consolidation process;

●	Differences in exchange rates resulting from exchange rate hedging transactions; and

●	Differences in exchange rates resulting from accounts receivable or accounts payable from/to a foreign company for which payment is not planned nor possible (thus forming part of the net investment in such foreign transaction), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when the net investment is partially or totally sold.

The translation effect in the results of operations for the years ended December 31, 2016, 2015 and 2014 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos)	Change
December 31, 2014	14.7348	1.6696
December 31, 2015	17.3398	2.6050
December 31, 2016	20.6640	3.3242

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

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information as of December 31, 2012, 2013, 2014 and 2015 and for each of the years ended December 31, 2012, 2013, 2014 and 2015 has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and the selected financial and operating information as of and for the year ended December 31, 2016 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International Limited (“Moore Stephens”). BDO and Moore Stephens have relied on the audited consolidated financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Moore Stephens. The financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA, as of December 31 2015 and for each of the years ended December 31, 2015 and 2014, have been reported by BDO RCS Independent Auditors SS and for the year ended December 31, 2016, the financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA have been reported by Moore Stephens Lima Lucchesi, member of

Moore Stephens International Limited. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2012 (1)	2013 (1)	2014 (1)	2015 (1)	2016 (2)	2016 (2)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:
IFRS:
Net sales	29,524	24,369	26,829	24,476	27,516	1,332
Cost of sales	25,960	22,410	25,492	23,097	22,776	1,102
Impairment of property, plant and equipment	-	-	-	2,072	-	-
Gross profit (loss)	3,564	1,959	1,337	(693)	4,740	230
Administrative expenses	753	732	801	1,163	879	43
Depreciation and amortization	475	385	393	419	398	19
Other (expense) income, net	181	(59)	61	173	(36)	(2)
Interest income	23	20	25	34	107	5
Interest expense	23	28	23	40	40	2
Foreign exchange gain (loss)	(509)	(67)	474	(382)	1,775	86
Income (loss) before taxes	2,008	708	680	(2,490)	5,269	255
Income tax expense	54	(281)	162	771	926	45
Net income (loss)	1,954	989	518	(3,261)	4,343	210
Non-controlling interest income (loss)	(116)	(527)	(686)	(2,047)	1,458	70
Controlling interest income (loss)	2,070	1,516	1,204	(1,214)	2,885	140
Net income (loss) per share	4.16	3.06	2.44	(2.47)	5.93	0.29
Net income (loss) per ADS(3)	12.48	9.18	7.33	(7.40)	17.79	0.86
Weighted average shares outstanding (thousands)(3)	497,709	495,732	492,781	492,421	486,516	486,516
Weighted average ADSs outstanding (thousands)(3)	165,903	165,244	164,260	164,140	162,172	162,172
Balance Sheet Data:
IFRS:
Total assets	32,456	33,280	35,896	32,244	41,639	2,015
Total short-term liabilities	3,737	4,705	5,821	5,588	5,519	267
Total long-term liabilities(4)	3,052	2,300	2,295	1,535	2,910	141
Total stockholders’ equity	25,667	26,275	27,780	25,121	33,210	1,607

Cash Flow Data:
IFRS:
Cash provided by operating activities	3,655	2,051	1,370	(382)	3,428	166
Cash provided by (used in) financing activities	(23)	(259)	(48)	(285)	(3,166)	(153)
Cash (used in) provided by investing activities	(1,507)	(2,948)	(2,060)	(655)	898	43

Other Data:
IFRS:
Capital expenditures	1,304	3,178	1,858	648	3,100	150
Adjusted EBITDA(5)	3,348	1,895	1,261	1,058	4,892	237
Working capital(6)	13,583	11,497	11,852	11,392	17,488	846
Depreciation and Amortization	1,012	1,053	1,118	1,261	1,429	69
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(7)	3,791	3,818	3,830	4,330	4,132	N/A
Mexico	1,357	1,288	1,419	1,452	1,495	N/A
United States, Canada, Brazil and elsewhere outside Mexico	905	776	778	574	590	N/A
Total tons shipped	2,262	2,064	2,197	2,026	2,085	N/A
SBQ steel	1,111	989	1,131	929	761	N/A
Structural and other steel products	1,151	1,075	1,066	1,097	1,324	N/A
Number of employees	5,086	5,117	4,861	4,420	3,973	N/A
Per ton data
IFRS:
Net sales per ton(8)	13,052	11,807	12,212	12,081	13,197	639
Cost of sales per ton(8)	11,477	10,858	11,603	11,400	10,924	529
Adjusted EBITDA(5) per ton(8)	1,480	918	574	522	2,346	114

(1)	Consolidated income statements in accordance with IFRS for the years 2012, 2013, 2014, 2015 and 2016.

(2)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 20.6640 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2016.

(3)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.

(4)	Total long-term liabilities include amounts relating to deferred taxes.

(5)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means IFRS net income excluding: (i) depreciation, amortization and impairment loss; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. You should bear in mind that Adjusted EBITDA is not defined and is not a recognized financial measure under MFRS, U.S. GAAP or IFRS and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following:

●	taxes, which are a necessary and recurring part of our operations;

●	depreciation, amortization and impairment loss which, because we must utilize property, equipment and other assets in order to generate revenues in our operations, is a necessary and recurring part of our costs;

●	comprehensive cost of financing, which reflects our cost of capital structure and assisted us in generating revenues; and

●	other income and expenses that are part of our net income.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2012(1)	2013(1)	2014(1)	2015(1)	2016(2)	2016(2)
	(millions of pesos)					(millions of U.S. dollars)
IFRS:
Net income (loss)	1,954	989	518	(3,261)	4,343	210
Impairment of property, plant and equipment	-	-	-	2,072	-	-
Depreciation and amortization	1,012	1,053	1,118	1,261	1,429	69
Other (expense) income	181	(59)	61	173	(36)	(2)
Interest income	23	20	25	34	107	5
Interest Expense	23	28	23	40	40	2
Foreign exchange gain (loss)	(509)	(67)	474	(382)	1,775	86
Income tax expense	54	(281)	162	771	926	45
Adjusted EBITDA	3,348	1,895	1,261	1,058	4,892	237

(6)	Working capital is defined as excess of current assets over current liabilities.

(7)	Installed capacity is determined at December 31 of the relevant year.

(8)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31	High	Low	Average(1)	Period End
2012	14.37	12.63	13.15	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62

Month in 2017	High	Low	Average(1)	Period End
January	21.89	20.75	21.39	20.84
February	20.82	19.74	20.30	20.00
March	19.93	18.67	19.28	18.83
April	19.15	18.48	18.77	18.93
May (through May 5)	19.01	18.76	18.87	19.00

(1)	Average of month-end or daily rates, as applicable.

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

Risks Related to Our Business

Our results of operations are significantly influenced by the cyclical nature of the steel industry.

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

Global steel prices increased significantly during 2004, fell in 2005, increased again in the first three quarters of 2006, then weakened in the last quarter of 2006 and in 2007 remained similar to prices in 2006. In 2008, global steel prices increased during the first three quarters of 2008, but weakened significantly in the last quarter of 2008 and 2009 as a result of the global economic recession. In 2010, 2011 and 2012, global steel prices began to recover and then remained relatively stable. Global steel prices decreased in 2013, 2014 and 2015, and in 2016 global steel prices began to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2011 increased approximately 21%, in 2012 increased approximately 1%, in 2013 decreased approximately 6%, in 2014 increased approximately 7%, in 2015 decreased approximately 16% and in 2016 increased approximately 2%; prices of ferroalloys in 2011 increased approximately 10%, in 2012 and 2013 decreased approximately 10% and 5%, respectively, in 2014 increased approximately 16%, in 2015 decreased approximately 9% and in 2016 decreased approximately 13%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

As of December 31, 2016, we had 231,942 metric tons of coke inventory, which is one of the principal raw materials used in blast furnaces. We have not used this raw material in recent years because our Lorain, Ohio blast furnace facility has been idle since 2008. We intend to start using coke as a substitute for coal in our productive process in our other plants in Mexico and the United States. However we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 1,433 million (U.S.$69.3 million) to our coke inventory. However, prices for coke have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coke prices could adversely affect the value of our existing inventory.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 11% in 2011, 3% in 2012, 9% in 2013 and 7% in 2014, decreased approximately 12% in 2015 and in 2016 increased approximately 1.5%; and prices for natural gas decreased approximately 14% in 2011 and 32% in 2012, increased approximately 16% in 2013 and 25% in 2014, decreased approximately 23% in 2015 and increased approximately 8% in 2016. Moreover, energy costs constitute a significant and increasing component of our costs of operations. Our energy cost was 13.5% of our manufacturing conversion cost for 2016 compared to 13% for 2015, 14% for 2014, 13% for 2013 and 11% for 2012.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2016, we have not entered into derivative financial instruments in Mexico, the United States or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

We face significant competition from other steel producers, which may adversely affect our profitability and market share.

Competition in the steel industry is intense, which exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

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

As part of our growth strategy, we may seek to expand our existing facilities, build additional plants, acquire additional steel production assets, enter into joint ventures or form strategic alliances that we expect will expand or complement our existing business. If we undertake any of these transactions, they will likely involve some or all of the following risks:

●	disruption of our ongoing business;

●	diversion of our resources and of management’s time;

●	decreased ability to maintain uniform standards, controls, procedures and policies;

●	difficulty managing the operations of a larger company;

●	increased likelihood of involvement in labor, commercial or regulatory disputes or litigation related to the new enterprise;

●	potential liability to joint venture participants or to third parties;

●	difficulty competing for acquisitions and other growth opportunities with companies having greater financial resources; and

●	difficulty integrating the acquired operations and personnel into our existing business.

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

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last six years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2011, 2012, 2013, 2014, 2015 and 2016, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board, (United States of America)) in our internal controls over financial reporting (our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2016). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Fiscal Year Ended December 31, 2011. On January 12, 2012, our audit and corporate practices committee (“Audit Committee”) received a formal complaint from the General Accounting and Treasury Services Manager of Republic Engineered Products, Inc. (“Republic”), stating that he had identified, during his review of the financial statements of SimRep and its subsidiaries for the year ended December 31, 2011, what he considered to be material accounting errors, and potential “management override of internal controls” at SimRep. In response, our Audit Committee instructed our internal audit department to perform a review, and subsequently engaged outside counsel to conduct an internal investigation concerning the accounting matters and potential management overrides of internal controls at SimRep. As a result of our investigation, we identified material weakness at SimRep, finding that, with respect to SimRep and its subsidiaries, management did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts, and a failure to timely review and control the preparation and closing of SimRep’s consolidated financial statements. In addition, SimRep also had insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles.

In addition, our external auditors notified our management that, during their audit of our consolidated financial statements for the year ended December 31, 2011, it identified what it considered to be, under standards established by the Public Company Accounting Oversight Board, material weaknesses in internal controls over financial reporting:

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include (i) ineffective controls in the patents registry; (ii) inadequate resources and inadequate distribution of duties among personnel, resulting in too many functions centralized among too few personnel; (iii) out-of-date accounting and human resources policies and information technology procedures, and a lack of proper monitoring of the foregoing; (iv) a lack of adequate implementation of our ethical code; (v) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (vi) a lack of an accounting manual (including instructions on accounting recordkeeping) for the entire company; (vii) failure to create and implement a training plan for management personnel preparing financial records; and (viii) failure of audit personnel to report periodically to the Audit Committee in order to monitor the remediation procedures previously adopted with respect to previous accounting periods;

●	A lack of appropriate accounting resources, which led to inadequate supervision and controls within the accounting department and therefore prejudiced the financial statement closing process, the deferred income tax process and the conversion of foreign subsidiaries process, resulting in material accounting errors;

●	A lack of an appropriate consolidation system to allow management to supervise properly the preparation of consolidated financial information. Financial information of subsidiaries was presented at a level of detail that was insufficient to allow for a clear and precise understanding of operations; and

●	A lack of appropriate accounting resources at SimRep, which led to material weaknesses with respect to SimRep’s internal controls over financial reporting, which resulted in material corrections to its consolidated financial statements. Such material weaknesses included: (i) a lack of proper controls to reconcile certain balance sheet accounts at a detailed level, including certain accounts payable debit balances that could not be substantiated, resulting in audit adjustments; (ii) financial close control failure due to lack of timely review of monthly financial statements; (iii) a necessity to perform several reclassifications to basic financial statements and adjustments to the footnotes after the auditors’ review of such financial statements; and (iv) a lack of appropriate expertise at SimRep to address technical accounting and financial reporting matters.

●	Significant deficiencies were detected also at our subsidiary Corporación Aceros DM, S.A. de C.V. which, in the aggregate, constitute a material weakness. These significant deficiencies include (i) lack of physical inventory of fixed assets; (ii) lack of proper segregation of duties analysis and authorization of personnel access to main information systems (iii) lack of evidence of reconciliation of physical and accounting information of raw material inventory; (iv) lack of evidence of review of interim financial statements; and (v) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2012. In our assessment of our internal controls over financial reporting for the year ended December 31, 2012, we and our external auditors identified the following material weaknesses:

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) failure to keep all our policies and procedures, including IFRS accounting policies, updated; (ii) limited IFRS understanding within our Internal Audit department; (iii) inadequate controls in the review and approval process of the disclosures of our financial statements; (iv) poor maintenance of our whistleblower line for the Mexican subsidiaries; (v) ineffective controls in our patents registry; (vi) inadequate distribution and segregation of duties within our accounting department; (vii) deficient distribution to employees and officers of our code of ethics; (viii) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system; (ix) lack of an accounting manual with accounting instructions for our most important transactions; (x) failure to create and implement a training plan for our management personnel preparing financial records; and (xi) incomplete monitoring of certain control deficiencies identified on previous years;

●	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements and assets valuation, resulting in material accounting errors;

●	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;

●	Deficient and not standardized controls in SimRep related to the physical inventory counts and a very vulnerable procedure to determine costs due to manual calculations, and;

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM S.A. de C.V. which in the aggregate, constitute a material weakness. These significant deficiencies include: (i) failure to timely approve our policies and procedures to prepare financial statements in accordance with IFRS and limited knowledge of those standards, (ii) undocumented process and deficient controls in the control access to information systems, (iii) deficient controls to review and approve

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

Fiscal Year Ended December 31, 2013. In our assessment of our internal controls over financial reporting for the year ended December 31, 2013, we and our external auditors identified the following material weaknesses:

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls in the review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) out of date whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) inadequate distribution and segregation of duties within the accounting department in the Mexican subsidiaries, (v) deficient distribution to employees and officers of our code of ethics and poor promotion of strong control environment and internal controls, (vi) failure to integrate all control processes into an Enterprise Resource Planning (ERP) system, (vii) lack of an accounting manual with accounting instructions for our most important transactions, (viii) lack of specific procedures to authorize and register intercompany transactions, (ix) failure to create and implement a complete training plan for our management personnel preparing financial records, (x) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment, also the internal audit plan was not carried out in full and did not include test about risk assessment, environmental, fraud and compliance with law, and only included a limited review of the consolidated financial statements, (xi) lack of committees to review and approve all our contracts and to make risk assessments, these activities are currently executed by selected persons only, (xii) lack of a transition plan for the establishment of the new COSO 2013; and (xiii) insufficient resources to implement and follow up on the remedial measures identified in previous years for the Mexican subsidiaries due to the prevalence of such deficiencies, and informal communication of deficiencies and remediation plans;

●	Inadequate supervision and controls within our accounting department which prejudiced the financial statement closing process, conversion of foreign subsidiaries, presentation of financial statements, assets valuation and deferred taxes, resulting in material accounting errors;

●	A lack of an appropriate consolidation system to allow our management to supervise properly the preparation of consolidated financial information with the required detail;

●	Deficient and not standardized controls in SimRep related to authorization, control and accounting of capitalized expenditures and related fixed assets, and;

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. These significant deficiencies include (i) incomplete procedures for the review process over financial closings; (ii) incomplete documental support for authorization and extension of customer credit lines, (iii) deficient controls in the control access to the information systems, (iv) deficient controls to review and approve inventory valuation, cost of production calculation and cost of sales computation, (v) lack of physical inventory of fixed assets; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2014. In our assessment of our internal controls over financial reporting for the year ended December 31, 2014, we and our external auditors identified the following material weaknesses:

●	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.

●	Inadequate distribution and segregation of duties within the accounting department in the Mexican Subsidiaries due to insufficient resources. Additionally, the internal audit staff was reduced and considered insufficient to fulfill their role.

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) non-operating and outdated whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment; the internal audit plan was not carried out in full and did not include tests about risk assessment, including environmental, fraud, compliance with laws and review of the consolidated financial statements; (x) lack of committees to review, approve and make risk assessments of all our contracts, and (xii) informal communications of deficiencies and remediation plan to the areas and managers involved.

●	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries and intercompany reconciliations, resulting in material accounting errors.

●	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	SimRep did not maintain effective controls relating to accounting of certain capital expenditures and related fixed assets were found. Lastly, the evaluation for impairments is not reasonable given actual results of such Subsidiary.

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. These significant deficiencies include (i) ineffective controls and insufficient supporting documentation for closings of periods end and financial statements review and authorization; the related procedures were incomplete and do not include specific procedures to enter transactions into the general ledger, to select and apply accounting policies and have not been updated in the last 3 years, which such controls are necessary to give reasonable assurance of compliance with IFRS, (ii) no evidence of review of some account balances, such as fixed assets, sales and tax calculations by the responsible individuals; there is also no evidence of review of the financial statements by the General Manager of Corporación Aceros DM, S.A de C.V., (iii) undocumented processes and deficient controls in the access to the information systems, (iv) deficient controls to review and approve cost calculations of finish goods, period end costs and inventories and cost of sales report, (v) lack of physical inventory of fixed assets in several years; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2015. In our assessment of our internal controls over financial reporting for the year ended December 31, 2015, we and our external auditors identified the following material weaknesses:

●	The internal audit department did not develop its functions to comply with the analysis of the controls during 2015. Consequently, this limited the functions of the Audit Committee.

●	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.

●	Inadequate distribution and segregation of duties within the accounting department in our Subsidiaries due to insufficient resources. Additionally, the internal audit staff was considered insufficient to fulfill their role.

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. Such deficiencies include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) whistleblower line for our Mexican subsidiaries was not fully operational, our website information is outdated and does not include information about our Brazilian operations, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records under IFRS, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope; also the internal audit plan was not carried out, and therefore the audit department did not perform risk assessment an environmental, fraud, compliance with laws, review of the consolidated financial statements and review of our annual report on form 20-F; (x) lack of committees to review, approve and make risk assessments of all our contracts; and (xi) informal communications of deficiencies and remediation plan to the areas and managers involved.

●	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries, intercompany reconciliations and a lack of controls for the issuance and authorizations of journal entries, resulting in material accounting errors.

●	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	SimRep did not maintain personnel with the appropriate level of knowledge and experience of accounting and training required to comply with financial reporting requirements. This material weakness led to the certain control deficiencies, each of which are considered to be a material weakness.

●	Failure to provide our external auditors with evidence of the evaluation of the effectiveness of internal controls in our Brazilian subsidiary, in addition of not hiring an external auditor for this evaluation.

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness.

Fiscal Year Ended December 31, 2016. Our external auditors have incorporated into their “Attestation Report of the Independent Registered Public Accounting Firms” (see item 15.C), the following assessment of our internal controls, which included the following material weaknesses:

●	Regarding the control environment and entity level controls, the following material weaknesses were identified: (i) lack of a whistleblower tool that covers the entirety of the company; (ii)

regarding the distribution of the code of ethics, certain sectors of the employees did not recognize the code of ethics; (iii) ineffective control of the patent registration process, which lacks a policy and a procedure; (iv) lack of a policy and procedure for the valuation of assets and the company’s physical inventories; (v) lack of a policy and procedure governing the extensions of credit to the clients; (vi) lack of a policy and procedure for the registration of related parties and the approval of transactions with related parties.

●	Lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	In connection with certain financial reporting processes, lack of a robust role-segregation model for the creation, editing, deletion, display only, and modification of such processes.

●	Lack of communication between the internal audit team, which impacted time of test execution, leaving out of scope cycles such as income, human resources, general controls of information technology and costs and inventories.

●	Lack of documentation setting out the procedure in the event of a disaster (Disaster Recovery Plan) and documentation setting out the procedure in order to continue the operations of the business (Business Continuity Plan).

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

A substantial part of our operations are outside the United States, and we export products from those facilities to the United States. In the past, the U.S. government has imposed anti-dumping and countervailing duties against Mexican and other foreign steel producers, but has not imposed any such penalties against us or our products. In the first quarter of 2002, the U.S. government imposed tariffs of 15% on rebar and 30% on hot rolled bar and cold finish bar against imports of steel from all countries with the exception of Mexico, Canada, Argentina, Thailand and Turkey; in the first quarter of 2003, the tariffs were reduced to 12% on rebar and 24% on hot rolled bar and cold finish bar, and these tariffs were eliminated in late 2003, prior to their originally scheduled termination date. On October 14, 2014, the United States International Trade Commission (USITC) determined that the U.S. steel industry is materially injured by reason of imports of steel concrete reinforcing bars from Mexico, that are sold in the United States at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico.

Recent events, including the U.S. presidential election and Brexit in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, President Trump and members of the U.S. Congress have called for substantial changes to tax policies, including the possible implementation of a border tax. The Trump administration has also raised the possibility of other initiatives that may affect importation of goods including renegotiation of trade agreements with other countries and the possible introduction of import duties or tariffs. Many of our products are subject to existing duties, tariffs, anti-dumping duties and quotas that may limit the quantity of some types of goods that we import into the United States. Furthermore, certain of our competitors may be better positioned than us to withstand or react to border taxes, tariffs or other restrictions on global trade and as a result we may lose market share to such competitors. Due to broad uncertainty regarding the timing, content and extent of any regulatory changes in the U.S. or elsewhere, we cannot predict the impact, if any, that these changes could have to our business, financial condition and results of operations. See “—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

The operation of our facilities depends on good labor relations with our employees.

As of December 31, 2016, approximately 83% of our non-Mexican and 45% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

Operations at our Lackawanna, New York, facility depend on our continuing right to use certain property and assets of an adjoining facility and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2016,

2015, 2014, 2013 and 2012, sales to our ten largest customers in the United States accounted for approximately 62.1%, 56.8%, 51.4%, 40.6% and 42.4% of our consolidated revenues in the United States, respectively, and approximately 18.1%, 21.5%, 23.6%, 21.1% and 18.7% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations. Starting in the fourth quarter of 2008, due to the U.S. financial crisis and the ensuing worldwide economic recession, all of our top ten customers have suffered reduced demand for their products. This reduction in demand has in turn adversely affected our results of operations.

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

Our significant investment in the new Lorain, Ohio, electric arc furnace, built in response to the expected growth prospects in the United States oil and gas drilling and exploration industry, was a major contributor to the operational losses incurred in 2014 and 2015. Additionally, the U.S.$15 million (Ps. 310 million) investment in an electric bottom tapping furnace in 2012 at the Canton facility intended to drive operational and productivity improvements resulted in an initial challenge to master the new technology, which drove operational losses in 2013 in our United States segment. In response to the severe economic downturn in the energy exploration sector, which caused a significant drop in demand for seamless pipe, the entire Lorain facility was temporarily idled in 2015. This action halted the significant losses and allowed the business to focus on other industries which we supply (mainly the automotive industry) where demand for our products remains strong. We cannot assure you that a new economic downturn in the future could not materially and adversely affect our business, results of operations, liquidity and financial condition.

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

Our operations are subject to a broad range of environmental laws and regulations governing our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico, the U.S. and Canada are subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. As a result, some of our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

If we are required to remediate contamination at our facilities we may incur significant liabilities.

Certain of our U.S. facilities are currently engaged in the investigation and/or remediation of environmental contamination. Most of these investigations relate to legacy activities by prior owners. We may in the future be subject to similar investigations or required to undertake similar remediation measures at other facilities. We recognize a liability for environmental remediation when it becomes probable that such remediation will be required and the amount can be reasonably estimated. As estimated costs to remediate change, or when new liabilities become probable, we adjust the record liabilities accordingly. However, due to the numerous variables associated with the judgments and assumptions that are part of these estimates and changes in governmental regulations and environmental technologies over time, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance. See Item 8. “Financial Information—Legal Proceedings.”

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

As of April 30, 2017, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

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

Risks Related to Global Economic Conditions

Global economic conditions, such as the latest financial crisis and economic recession that occurred during 2008 and 2009, may significantly impact our business.

The financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular has reduced demand for steel products in North America and globally. These economic conditions significantly impacted our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession. As a result, our operating levels declined compared to pre-recession levels. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2012, 2013, 2014, 2015, in 2016 we experienced a reduction in our sales. In addition to slackening demand by end consumers, we believe that some of our customers continue to experience and may experience in the future difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. Moreover, if a new global economic downturn occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. A decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Additionally, if global economic conditions deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 58% of our net sales of SBQ in 2016. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The latest global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9%, in 2013 grew by 1.1%, in 2014 grew by 2.3%, in 2015 grew 2.5% and in 2016 grew 2.3%, in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Currently, no single political party has a majority in either chamber of the Mexican Congress. The absence of a clear majority and the lack of alignment between the legislature and the administration could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have an adverse effect on Mexican economic policy. We cannot assure you that the current political situation or future developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The

Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps. 20.84 to U.S.$1.00 in November 14, 2016. In 2016 the exchange rate registered a low of Ps. 17.19 to U.S.$1.00 and a high of Ps. 20.84 to U.S.$1.00.

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

On December 17, 2015, a day after the U.S. Federal Reserve increased the target range for the federal funds rate in the United States by 25 basis points, the Mexican Central Bank increased the reference rate from 3.00% to 3.25% in an effort to counteract a sharp depreciation of the Mexican peso that could affect Mexico’s expected rate of inflation. On February 17, 2016, the Mexican Central Bank further increased the reference rate from 3.25% to 3.75%, and has been increasing the reference rate regularly since then, to 6.50% as of May 12, 2017. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank was 3.6% for 2012, 4.0% for 2013, 4.1% for 2014, 2.1% for 2015 and 3.4% for 2016. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. However, Donald Trump’s victory in the U.S. presidential election in November 2016, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the U.S. and Mexico. On January 20, 2017, Donald Trump became president of the U.S. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration (which may result in regulatory gridlock or on the contrary, it could result in a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

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

Our results of operations and financial condition may be adversely affected by factors such as:

●	fluctuations in exchange rates;

●	exchange control policies;

●	interest rates;

●	inflation;

●	tax policies;

●	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

●	liquidity of domestic capital and lending markets; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015 and 7.2% in 2016. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.1% in 2011, 6.2% in 2012, 5.6% in 2013, 6.2% in 2014, 11.3% in 2015 and 6.6% in 2016. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, the Brazilian price inflation rate (IPCA) has continued to increase, reaching 10.7% in 2015 (the highest level recorded since 2003), and reaching 6.3% for the twelve-month period ending December 31, 2016.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Brazilian real depreciated 19.7% and 53.2% against the U.S. dollar in 2001 and 2002, respectively and appreciated 18.0%, 8.0%, 12.3%, 8.5% and 17.0% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. In 2008, the Brazilian real depreciated again approximately 31.9% against the U.S. dollar. In 2009, the Brazilian real appreciated 25.3% against the U.S. dollar, while in December 31, 2010 the Brazilian real to U.S. dollar exchange rate was R$1.6662, according to the Brazilian Central Bank. In 2011, the Brazilian real depreciated by 13.6% against the U.S. dollar, from R$1.6510 in the beginning of the period to R$1.8758 by the end of the period, and in 2012 the Brazilian real went from R$1.8683 in the beginning of the year to R$2.0435 by the end of the period, amounting to a 9.4% depreciation against the U.S. dollar. In 2013, the Brazilian real went from R$2.0415 in the beginning of the year to R$2.3426 by the end of the period. In 2014, the Brazilian real went from R$2.3975 in the beginning of the year to R$2.6562 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the Brazilian real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Brazilian real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Brazilian real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. There can be no assurance that the Brazilian real will not depreciate or appreciate further against the U.S. dollar.

Item 4.	Information on the Company

A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. We believe that in 2012, 2013, 2014, 2015 and 2016 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2012, 2013, 2014, 2015 and 2016 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately Ps. 1,185 million (U.S.$95.4 million) of our debt (U.S.$90.2 million of principal and U.S.$5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in, us through various conversions of debt to equity and capital contributions, to an 84% interest.

In August 2004, we acquired the property, plant and equipment and the inventories, and assumed liabilities associated with the seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporacion Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla. We refer to this acquisition as the “Atlax Acquisition.” Our total net investment in this transaction was approximately Ps. 1,589 million (U.S.$122 million) (excluding value added tax of approximately Ps. 208 million (U.S.$16 million) paid in 2004 and recouped from the Mexican government in 2005), funded with cash from operations, and a Ps. 247 million (U.S.$19 million) capital contribution from Industrias CH.

In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. We financed our portion of the Ps. 2,795 million (U.S.$245 million) purchase price principally through a loan we received from Industrias CH that we have repaid in full.

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

On September 3, 2010 we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On august 5, 2011 we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, and paid Ps. 121.1 million (U.S.$8 million) for the construction of a new steel facility. In November 2015, our steel plant in Brazil started operations. This facility has a production capacity of 450,000 tons of finished goods of rebar and wire, and 800 employees. We have already established contact with major local suppliers of raw materials. The next step is to attract the special steels market for the automotive and electro-welded wire derivatives products.

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

On February 3, 2011, we, through two of our wholly owned subsidiaries (Solon Wire Processing LLC, and the newly formed Republic Memphis LLC), acquired certain plants, machinery and equipment from BCS Industries LLC and affiliates (“Bluff City Steel”), which was our customer and vendor. For these assets we paid Ps. 30.6 million (U.S.$2.5 million) in cash and forgave approximately Ps. 73.5 million (U.S.$6 million due) by Bluff City Steel to us.

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

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund accounts receivable. The agreement was amended on October 26, 2016, so that any party can terminate the agreement after giving seven days’ notice. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million (Ps. 620 million). Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of Ps. 427.7 million (U.S.$20.7 million) and Ps. 502.8 million (U.S.$29.0 million) of accounts receivable to the purchaser during the years ended December 31, 2016 and 2015, respectively. Discount fees incurred pursuant to this agreement were approximately Ps. 5.6 million (U.S.$0.3 million) and Ps. 7.9 million (U.S.$0.5 million) for the years ended December 31, 2016 and 2015, respectively. Of the face amount of accounts receivable sold to the purchaser, Ps. 55.8 million (U.S.$2.7 million) and Ps. 58.9 million (U.S.$3.4 million) had not been collected by the purchaser at December 31, 2016 and 2015, respectively, and therefore, such amount at December 31, 2016, is subject to possible charge-back to us.

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

On October 30, 2012, we and our subsidiary Corporacion ASL, S.A. de C.V. purchased shares of a company called Orge S.A. de C.V. (Orge) for Ps. 27 million, on that same date, Corporacion ASL, S.A. de C.V. made a capital increase of Ps. 67 million, which proceeds were used for the payment of an outstanding liability of Orge. The shares acquired correspond to one Class “I,” series “B” share, which represents 0.01% of the shares of such class, and 53,564,127 Class “II,” series “L” shares, which represent 100% of the shares of such class. These shares are without par value and shares of Class “II” are restricted and confer limited voting rights and no power to appoint the management of the company, however the Board of Directors is comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Orge. Orge was incorporated on July 19, 2012 through a split and tax losses of Ps. 498 million were transferred. Before we acquired the shares, Orge had a loss on the sale of certain securities that will carry a tax loss of Ps. 1,700 million. Orge is engaged in the production of steel and began operating in October 2012.

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

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). In October and December 2015, we acquired land adjacent to our existing plant in Tlaxcala, which will increase the extension to a total of 100 hectares. On October 20, 2015, we entered into an agreement with Danieli & Officine Meccaniche for the construction (excluding civil engineering) of the plant and the provision of all required equipment. The total budget for the project will be approximately U.S.$600 million (Ps. 12,398 million), which will be financed with our own resources, with a construction period of two years and an estimated pre-operating period of between six to eight months.

On January 20, 2015, we incorporated a new wholly-owned subsidiary named Aceros Especiales Simec Tlaxcala, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class “I” shares and Simec International, S.A. de C.V. holds one class “I” share.

On January 20, 2015, we incorporated a new wholly-owned subsidiary named Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class “I” shares and Simec International, S.A. de C.V. holds one class “I” share.

On March 21, 2015, we and our subsidiary Simec International, S.A. de C.V. purchased 2,500 class “I1”, ordinary, nominative and without par value shares of a company called RRLC, S.A.P.I. de C.V. (RRLC), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 46,103 class “II”, non-voting, nominative, without par value shares of RRLC, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 18.6 million. RRLC was incorporated as a result of a spin-off of another company on December 11, 2014, with a tax loss of Ps. 311.5 million.

On October 30, 2015, our subsidiaries Simec international 7, S.A. de C.V. and Simec International, S.A. de C.V., acquired 25,000 class “I”, ordinary, nominative and without par value shares in a company called Grupo Chant, S.A.P.I. de C.V. (Chant), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 1,000,000 class “II”, non-voting, nominative and without par value shares of Chant, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 167 million. Chant was incorporated as a result of a spin-off of another company on June 12, 2015, with a tax loss of Ps. 2,380 million.

On January 13, 2016, we incorporated a new wholly-owned subsidiary named GSIM de Occidente, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class “I” shares and Simec International, S.A. de C.V. holds one class “I” share.

On January 13, 2016, we incorporated a new wholly-owned subsidiary named Fundiciones de Acero Estructural, S.A. de C.V., in which Grupo Simec, S.A.B. de C.V. holds 49,999 class “I” shares and Simec International, S.A. de C.V. holds one class “I” share.}

In August 2016 Republic Steel sold to a third party, at a price of U.S.$350 thousand (Ps. 7 million), the assets of the Memphis, Tennessee plant, which had been idle.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2017 will be approximately Ps. 920.8 million (U.S.$44.6 million), consisting of Ps. 134.3 million (U.S.$6.5 million) of estimated capital expenditures in our Republic facilities and Ps. 786.5 million (U.S.$38.1 million) of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2017 may differ significantly from such estimate.

In 2016, we spent Ps. 816.6 million (U.S.$37.1 million) on capital investments for Republic’s facilities, including Ps. 691.6 million (U.S.$31.4 million) at the Lorain, Ohio facility, Ps. 2.8 million (U.S.$0.1 million) at the Lackawanna, New York facility, Ps. 105.3 million (U.S.$4.8 million) at the Canton, Ohio facility, Ohio facility, Ps. 15 million (U.S.0.7 million) at the Solon, Ohio facility, and Ps. 1.9 million (U.S.$0.1 million) at the Gary, Indiana, facility. We spent Ps. 2,169.3 million (U.S.$135.6 million) on capital improvements at our facilities in Mexico, including Ps. 2,006.1 million (U.S.$125.4 million) at the Apizaco facility, Ps. 1.2 million (U.S.$0.1 million) at the Mexicali facility, Ps. 26.4 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 135.6 million (U.S.$8.5 million) at the San Luis facilities. We also spent Ps. 114.3 million (U.S.$7.1 million) in our steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

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

In the United States, Mexico and Brazil, we own and operate twelve state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.6 million tons and a combined annual installed rolling capacity of 4.1 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco;

●	a mini-mill in Mexicali, Baja California Norte;

●	a mini-mill in Apizaco, Tlaxcala;

●	a cold finishing facility in Cholula, Puebla;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico, and

●	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Solon, Ohio and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic, and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba; São Paulo, Brazil.

In 2016, we had net sales of Ps. 27.5 billion, gross profit of Ps. 4.7 billion and net income of Ps. 4.3 billion. In 2016, approximately 33% of our consolidated sales were in the United States and Canada, approximately 58% were in Mexico, approximately 7% were in Brazil and approximately 2% were exports to other markets outside North America.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce

I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar our Mexican facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, and mainly the auto part industry uses them.

●	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2012	2013	2014	2015	2016
	(thousands of tons)
I-Beams	77.7	66.2	71.7	83.2	81.7
Channels	66.9	64.1	62.7	63.3	65.8
Angles(1)	152.1	142.2	164.3	182.3	182.5
Hot-rolled bars (round, square and hexagonal rods)	871.7	781.6	823.2	666.9	600.4
Flat bar	97.9	92.3	94.5	183.1	129.7
Rebar	627.5	568.5	567.4	577.8	774.6
Cold finished bars	192.0	195.9	207.5	126.3	163.2
Other semi-finished trade products(2)	42.1	23.6	130.8	89.4	10.7
Electro-Welded wire mesh	18.9	20.9	17.7	21.7	22.3
Wire rod	21.4	27.2	12.2	3.8	24.8
Electro-Welded wire mesh panel	26.9	25.2	19.9	22.8	28.1
Other	66.6	56.7	25.1	5.3	1.1
Total steel sales	2,261.7	2,064.4	2,197.0	2,025.9	2,084.9

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2016, approximately 37% of our steel product sales in tons represented SBQ steel products, of which we sold 60% to the auto part industry, 19% to service centers, 1% for hand tools and the remaining 20% to other industries.

In 2016, direct sales in tons to the automotive industry decreased by 23% compared to 2015. In 2015, direct sales in tons to the automotive industry increased by 18% compared to 2014. In 2014, direct sales in tons to the automotive industry increased by 44% compared to 2013. In 2013, direct sales in tons to the automotive industry decreased by 16% compared to 2012. In 2012, direct sales in tons to the automotive industry decreased 2% compared to 2011. The collapse of the energy market had the largest impact on our business as the energy market accounted for 22% of our sales of SBQ steel products in 2008 and less than 1% in 2009 as sales dropped by U.S.$350 million (Ps. 7,232 million) to US Steel alone. In 2010, we did not record any sales to this sector and in 2011, 2012, 2013, 2014, 2015 and 2016 sales in tons to the energy sector accounted 0.4%, 0.9%, 0.5%, 10%, 0.01% and 0.1%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S., Canada and Brazil product sales as a percentage of our total product sales in tons.

Steel Product Sales By Region

	Mexico					United States, Canada, Brazil and Other Countries
	Years ended December 31,
	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
I-Beams	96%	97%	99%	98%	97%	4%	3%	1%	2%	3%
Channels	50%	51%	44%	54%	62%	50%	49%	56%	46%	38%
Angles	75%	78%	75%	82%	84%	25%	22%	25%	18%	16%
Hot-rolled bars (round, square and hexagonal rods)	29%	30%	33%	36%	42%	71%	70%	67%	64%	58%
Flat bar	78%	91%	99%	92%	95%	22%	9%	1%	8%	5%
Rebar	100%	100%	100%	99%	75%	—	—	—	1%	25%
Cold drawn finished bars	46%	49%	54%	66%	73%	54%	51%	46%	34%	27%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	100%	100%	100%	96%	—	—	—	—	4%
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	37%	39%	3%	12%	76%	63%	61%	97%	88%	24%
Total (weighted average)	60%	62%	60%	67%	68%	40%	38%	40%	33%	32%

During 2016, approximately 19% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 10% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 71% of our sales by volume, with SBQ products representing approximately 24% of such sales and the remainder representing commercial steel products.

Approximately 75% of our sales in the United States and Canadian markets come from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets are spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

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

During 2016 and 2015, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

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

Brazil has recently experienced an economic recession and is not projected to return to growth in annual terms until the second half of 2016. Notwithstanding, our sales policy in Brazil has been well accepted by our customers and, even in the midst of a global crisis, our sales have begun to increase steadily, opening us a place in the steel Market in Brazil.

Our major customers in 2016 include: Risatec Distribuidor, Marson Com, Fav Comercio de Ferr, Udiaco Comercio e In, Acos Sao Carlos Come, J G Ind. Metalurgica, Comercial Litoranea, Globoferros Comercio and Paranaferros Parana.

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

In 2016, we sold approximately 208,660 tons of I-beams, channels and angles at least three inches in width which represented approximately 10% of our total finished product sales for the year. In 2015, we sold approximately 214,014 tons of I-beams, channels and angles at least three inches in width which represented approximately 11% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 24.1% in 2016 and 31.6% in 2015, according with information provided by the Cámara Nacional de la Industria y del Acero (CANACERO).

In 2016, we sold approximately 894,062 tons of hot rolled and cold finished steel bars and 976,850 tons in 2015. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14% and 27%, respectively, in 2016 and 14% and 28%, respectively, in 2015. Rebar and light structural steel together accounted for approximately 895,988 tons, or 43%, of our total production of finished steel products in Mexico, the United States and Brazil in 2016. Rebar and light structural steel together accounted for approximately 692,548 tons, or 34%, of our total production of finished steel products in Mexico and the United States in 2015. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., Nucor Corporation, ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States market, depending on the product, include Nucor, Corporation, Niagara LaSalle, Corporation, ArcelorMittal USA, LLC, Charter Steel, Inc., Steel Dynamics, Inc., The TimkenSteel Corporation and Gerdau Ameristeel US, Inc.

Brazil

Our main competitors in the Brazilian market: Aperam, ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Thyssenkrupp CSA; Usiminas, VSB tubes, V & M do Brasil, Villares Metals and Votorantim.

The brazilian steel industry is comprised of 14 private companies, controlled by 11 business groups and operating 30 mills in 10 brazilian states, making Brazil the 8th largest producer in the world.

The privatization of steel companies, finalized in 1993, brought a significant flow of capital into the sector, with diverse shareholder composition. Thus, many steel companies came to be part of industrial and/or financial groups, with their interests in steelmaking unfolding into related activities, aiming to improved economies of scale and competitiveness.

The production park is able to deliver all types of steel products, as long as their production is economically viable.

Plants in Sao Paulo:

●	Gerdau Aços Especiais (Usina Pindamonhangaba)
●	Gerdau Aços Especiais (Usina Mogi das Cruzes)
●	ArcelorMittal Aços Longos (Piracicaba)
●	Usiminas (Cubatão)
●	Gerdau Aços Longos (Usina São Paulo)
●	Gerdau Aços Longos (Usina Araçariguama)
●	Villares Metals
●	Simec Aços Barra (usina Pindamonhangaba)

In 2017 there was a merger between Votorantim Aço and Arcelor Mittal.

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

Five of the Republic Steel plants are certified to ISO/TS 16949; Canton, Lorain, Lackawanna, Massillon and Hamilton. The plant in Solon are certified to ISO 9001. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Our Republic facilities are currently ISO 14001 certified except for the Solon plant. Through these certification, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace. Most of the automotive customers of our Republic facilities require ISO 14001 certification. The current ISO 14001 certification is effective until September 2018.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 21% in 2011 and 1% in 2012, decreased approximately 6% in 2013, increased approximately 7% in 2014, decreased approximately 16% in 2015; and increased approximately 2% in 2016 and prices of ferroalloys increased approximately 10% in 2011, decreased approximately 10% in 2012 and 5% in 2013, increased approximately 16% in 2014, decreased approximately 9% in 2015 and decreased approximately 13% in 2016. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2016, our cost of sales in Mexico, as a percentage of sales in Mexico, was 84%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 78%, as a percentage of sales in Brazil, was 95% and our consolidated cost of sales, as a percentage of consolidated sales, was 83%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 56% of our consolidated manufacturing conversion cost in 2016 (65% of the manufacturing conversion cost in our Mexico operations and 37% of the manufacturing conversion cost in our U.S. operations), compared to 52% of our consolidated manufacturing conversion cost in 2015 (63% of the manufacturing conversion cost in our Mexico operations and 36% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 9.3% and 13.3% of our refined scrap tonnage in 2016 and 2015, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 83.0% and 7.7%, respectively, in 2016 and approximately 78.5% and 8.2%, respectively, in 2015 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Iron Ore Pellets and Coke. Our U.S. and Canadian facilities purchase iron ore pellets and coke. These are the principal raw materials used in our blast furnaces. We made no purchases of these raw materials in 2012, 2013, 2014, 2015 and 2016, since our Lorain, Ohio blast facility was idle during that period. Our Mexican facilities and our Canton facilities do not use iron ore pellets or coke.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of our manufacturing conversion cost in 2016, compared to 13% in 2015, and they accounted for 16% of our manufacturing conversion cost in 2016, compared to 17% in 2015 in our U.S. and Canadian facilities.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Elmet,

S.A. de C.V., Ferroatlántica de México, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Possehl México, S.A. de C.V. and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. and Canadian facilities purchase most of their ferroalloys from Affival, Duferco Steel, Globe Met., Gottlieb, Kennecott, Rusian Ferro, Traxys, Vale Americas, Minerais U.S. LLC and Glencore LTD.

We obtain electrodes used to melt raw materials from Graftech Comercial de Mexico, S.A. de C.V., Heg Limited and Graphite Cova GmbH. Our U.S. and Canadian facilities purchase most of their electrodes from SGL Carbon, Showa Denko Carbon, SK Carbon and E. J. Bognar Inc.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V., Refratechnik Steel GmbH and Puyang Refractories Group Co., LTD. Our U.S. and Canadian facilities purchase most of their refractory products from Inc - RHI, Vesuvius USA, Corp., Nock & Son Co.-Minteq, Magna Refractories Inc., Refractory Materials Intl., Altus Refractories, LLC, Thermatex Sales Corp., Harbison-Walker Refractories Company and Magnesita Refractories Co.

Electricity. In 2016 and 2015 electricity accounted for approximately 10% and 9% respectively, of our consolidated manufacturing conversion cost. Electricity accounted for 9% in 2016 of our manufacturing conversion cost and 9% in 2015 in our Mexico facilities and is supplied by the CFE. It accounted for 12% in 2016 and 10% in 2015 of the manufacturing conversion cost in our U.S. and Canadian operations and is supplied by American Electric Power Company, Nipsco Industries, Inc., New York Power and Ohio Edison. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2016 and 2015. We use natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. As indicated in Note 4(q) to our consolidated financial statements as of and for the year ended December 31, 2016, derivative financial instruments are recognized in the statement of financial position at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2012 and 2011, the fair value of derivatives that did not qualify for hedge accounting was adjusted through statement of income. At December 31, 2016 and 2015 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Environmental Matters

We are subject to a broad range of environmental laws and regulations, including those governing the following:

●	discharges to the air, water and soil;

●	the handling and disposal of solid and hazardous wastes;

●	the release of petroleum products, hazardous substances, hazardous wastes, or toxic substances to the environment; and

●	the investigation and remediation of contaminated soil, sediment and groundwater.

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

In the United States, the federal environmental agency is developing a new rule that is expected, among other things, to impose a timeline for the phasing out of polychlorinated biphenyl (“PCB”) -containing fluid in equipment that we currently use at many of our U.S. facilities. A preliminary notice regarding this future regulation was published in 2016 for comments, and a formal proposed rule is expected within the next two years. If the rule is enacted as proposed, it will require our facilities to reduce the levels of PCBs in our equipment to less than 50 ppm within 5 years following its adoption, which will in turn require us to incur cost for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

Also in the United States, more stringent standards for particulate matter were promulgated in 2012. As these new more stringent standards were implemented through the different state programs, we experienced higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2014 and subsequent years. These costs were related to extensive dispersion modeling and/or pre-construction monitoring not previously required.

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

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. There is currently no duty. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

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

The President of the United States, Donald Trump, signed an executive order on January 2017 withdrawing the United States from the TPP.

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

●	On September 25, 2013, the USITC determined that there was sufficient evidence of “injury” therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.

●	On November 21, 2013, DeAcero was named a “Mandatory Respondent” of the questionnaires and on February 12, 2014, we were named the second “Mandatory Respondent” thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.

●	On April 21, 2014, preliminary “dumping” quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).

●	On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico. On November 16, 2015, we filed a request for review with the U.S. Department of Commerce against the imposed tariffs. On December 6, 2016, the US Department of Commerce issued a preliminary resolution in which it determined that the tariff is 0%. We expect the final resolution to this administrative proceeding will be rendered in May, 2017.

On August 14, 2013, the Ministry of Industry and Tourism of Colombia (MIT) started an official safeguard investigation against imports of commercial angles and plates originating from countries that are members of the World Trade Organization (WTO) at the request of DIACO-GERDAU and SIDOC, seeking the imposition of a countervailing duty of 35%.

●	We were the only Mexican producer that responded to the questionnaire in October 10, 2013.

●	On April 2, 2014, the MIT announcement at a press conference that they would not impose safeguard measures to rebar straight and roll nor to profiles of steel angles, square bars / slabs / plates. Only wire was subject to safeguard measures with an antidumping duty of 21.29%.

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

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%) (incorporated in 2014); GS steel B.V. (100%) (incorporated in 2014); Aceros Especiales Simec Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015) and Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012). These facilities are operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April, 2015 and October 2015, respectively. These facilities are operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) y Aceros Especiales Simec Tlaxcala, S.A. de C.V. (incorporated in 2015), since March 2016 and July 2016, respectively.

(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.

(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; and Hamilton, Ontario, Canada, all of which are owned directly by Republic.

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Steel Promotor, Inc. (100%), Coadm Steel Inc. (100%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%) and Malla San 2, S.A. de C.V. (99.98%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2016:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
Gs Steel BV	Netherlands	100.00%
RRLC S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant S.A.P.I. de C.V.	Mexico	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Recursos Humanos de la Industría Siderúrgica de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%

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

Our Operations and Production Facilities

We conduct our operations at 14 facilities throughout North America. At December 31, 2016, our crude steel production capacity was 4.6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.4 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity and our Brazil operations have 0.5 million tons of crude steel production capacity. In addition, we have 4.1 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, 1.8 million are located in the United States and Canada and 0.5 million are located in Brazil.

We operate seven mini-mills, five in Mexico, one in the United States and one in Brazil. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosi, San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. Our mini-mill in Brazil is located in Pindamonhangaba; São Paulo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna New York. Processing mills are located in Massillon Ohio, Hamilton Ontario and Solon Ohio.

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

We use scrap metal and iron ore to produce our finished steel products. We produce molten steel using an electric arc furnace, alloying elements and carbon are added, and which then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. Our facility in Canton, Ohio is capable of producing billets and blooms.

Our mini-mill plants use an electric arc furnace to melt ferrous scrap and other metallic components, which are then cast into long, square bars called billets in a continuous casting process, all of which occurs in a melt shop. The billet is then transferred to a rolling mill, reheated and rolled into finished product. In contrast, an integrated steel mill heats iron pellets and other primary materials in a blast furnace to first produce pig iron, that must be refined in a basic oxygen furnace to liquid steel, and then cast to billet and finished product. Mini-mill plants typically produce certain steel products more efficiently because of the lower energy requirements resulting from their smaller size and because of their use of ferrous scrap. Mini-mills are designed to provide shorter production runs with relatively fast product changeover times. Integrated steel mills are more efficient in producing longer runs and are able to produce certain steel products that a mini-mill cannot.

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2012	2013	2014	2015	2016
	(tons in thousands)
Melt shops
Steel billet production	2,562.4	2,289.5	2,483.7	2,318.0	2,219.6
Annual installed capacity(1)	4,797.2	4,500.0	4,207.9	4,552.9	4,552.9
Effective capacity utilization	53.4%	50.9%	59.0%	50.9%	48.8%
Rolling mills
Total production	2,462.4	2,300.2	2,286.3	2,206.4	2,211.4
Annual installed capacity(1)	3,790.5	3,817.6	3,829.6	4,279.6	4,131.8
Effective capacity utilization	65.0%	60.3%	59.7%	51.6%	53.5%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2016.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I Beams	21.0%	0%	0%	0%	5.5%
Channels	11.0%	12.7%	0%	0%	4.4%
Angles	33.5%	26.1%	0%	0%	12.2%
Hot rolled bars (round, square And hexagonal rods)	22.5%	3.2%	43.4%	2.4%	17.3%
Rebar	0%	52.2%	0.6%	84.2%	39.0%
Flat bars	7.8%	4.5%	25.6%	0%	8.7%
Cold finished bars	4.0%	0%	30.4%	0%	7.9%
Electro-Welded wire mesh	0%	0%	0%	4.0%	1.5%
Wire rod	0%	0%	0%	4.3%	1.6%
Electro-Welded wire mesh panel	0%	0%	0%	5.1%	1.9%
Other	0.2%	1.3%	0%	0%	0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2016, the Guadalajara mini-mill produced 356,314 tons of steel billet and 380,003 tons of finished product, operating at 96% capacity for billet production and 79% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2012	2013	2014	2015	2016
Steel sales (thousands of tons)	353	323	335	369	375
Average finished product price per ton	Ps. 11,357	Ps. 9,929	Ps. 10,410	Ps. 9,726	Ps. 10,779
Average scrap cost per ton	5,372	4,775	4,934	4,539	4,691
Average manufacturing conversion cost per ton of finished product(1)	3,070	2,879	2,613	2,399	2,452
Average manufacturing conversion cost per ton of billet(1)	1,749	1,685	1,586	1,489	1,588

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2016, the Mexicali mini-mill produced approximately 268,122 tons of billet, of which the Guadalajara mini-mill used 53,329 tons. In 2016, the Mexicali mini-mill produced 188,652 tons of finished products. In 2016 we operated the Mexicali mini-mill at 62% capacity for billet production and at 75% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2016, 52% of the products produced at the Mexicali mini-mill were rebar, 26% were angles, 3% were hot rolled bars (round, square and hexagonal rods) and the remaining 19% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2012	2013	2014	2015	2016
Steel sales (thousands of tons)	186	195	206	220	216
Average finished product price per ton	Ps. 10,527	Ps. 9,097	Ps. 9,170	Ps. 9,405	Ps. 9,935
Average scrap cost per ton	5,283	4,580	4,348	3,981	3,942
Average manufacturing conversion cost per ton of finished product(1)	2,765	2,643	2,659	2,414	2,277
Average manufacturing conversion cost per ton of billet(1)	1,895	1,819	1,752	1,608	1,541

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 492,000 tons. In 2016, the Apizaco mini-mill produced 420,902 tons of steel billet. In 2016, the Apizaco mini-mill produced 380,971 tons of finished products. In 2016, we operated the Apizaco mini-mill at 83% capacity for billet production and at 77% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2016, the Cholula facility produced 111,809 tons of finished products, at 93% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2016, 43% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 26% were flat merchant bar, 30% were cold finished products and 1% were rebar.

Apizaco Mini-Mill and Cholula Facility

Years ended December 31,
	2012	2013	2014	2015	2016
Steel sales (thousands of tons)	376	329	361	339	350
Average finished product price per ton	Ps. 12,479	Ps. 11,845	Ps. 12,047	Ps. 12,366	Ps. 12,763
Average scrap cost per ton	5,037	4,498	4,800	4,111	4,376
Average manufacturing conversion cost per ton of finished product(1)	3,135	3,239	3,400	3,455	3,321
Average manufacturing conversion cost per ton of billet(1)	2,033	2,084	2,154	2,195	2,168

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosi, in the state of San Luis Potosi. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2016, these facilities had an annual installed capacity of 660,000 tons of billet and 610,000 tons of finished product. In 2016, the San Luis facilities produced 540,019 tons of steel billet. In 2016, the San Luis facilities produced 554,495 tons of finished product, operating at 82% capacity for billet production and 91% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2016, 84% of the products produced at the San Luis facilities were rebar, 13% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 3% were other light structurals.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

Years ended December 31,
	2012	2013	2014	2015	2016

Steel sales (thousands of tons)	560	528	517	524	554
Average finished product price per ton	Ps. 10,438	Ps. 9,309	Ps. 9,269	Ps. 9,786	Ps. 10,301
Average scrap cost per ton	5,434	4,818	4,936	4,462	4,628
Average manufacturing conversion cost per ton of finished product(1)	2,390	2,594	2,268	2,060	2,032
Average manufacturing conversion cost per ton of billet(1)	1,604	1,750	1,764	1,584	1,571

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2016, these facilities had an annual installed capacity of 2,083,000 tons of billet and 1,850,000 tons of finished product. In 2016, Republic facilities produced 430,925 tons of steel billet. For the same period, Republic facilities produced 343,508 tons of hot-rolled bars. Republic facilities produced 62,442 tons of cold finish bars. In 2016, Republic facilities produced 100,155 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2012	2013	2014	2015	2016
Steel sales (thousands of tons)	787	689	778	570	397
Average finished product price per ton	Ps. 16,544	Ps. 15,350	Ps. 15,823	Ps. 16,611	Ps. 23,526
Average scrap cost per ton	5,212	4,650	5,354	3,899	3,939
Average manufacturing conversion cost per ton of finished product(1)	5,787	6,048	6,417	7,042	6,621
Average manufacturing conversion cost per ton of billet(1)	4,016	3,935	4,665	4,481	4,661

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2016, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility did not produce tons of steel billets in 2016. During 2016, the Lorain facility operated at 1% of capacity for 9-10” rolling mill and 5% of capacity for 20” mill finishing and shipping production, and it produced 27,216 tons of finished products.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2015, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2016, this facility produced

430,925 tons of blooms, billets and other semi-finished trade product and was operated at 38% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.750” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2016, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2016, this facility produced 316,292 tons of hot rolled bars and was operated at 48% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2016, an annual installed capacity of 125,000 tons of finished product. During 2016, the Massillon facility was operated at 24% capacity of finished product and produced 30,111 tons of cold finished bars.

Gary, Indiana. The idled Cold Finish plant in Gary, Indiana was relocated to a fellow subsidiary company in Tlaxcala, Mexico. This was a turnkey project to design the relocation, de-commission and ship the equipment, install and then re-commission the plant for an all-in cost of Ps. 1,478 million (U.S.$79.2 million). This facility was not in production in 2016.

Solon, Ohio. Our Solon facility, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2016, the Solon facility had installed capacities of 196,000, for wire products. During 2016, the Solon facility produced and shipped 100,155 tons of wire products and was operated at 51% capacity of finished product.

Memphis, Tennessee. No wire products were produced at the Memphis facility during 2016 and the assets were sold to a third party in August 2016.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2016, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2016, this facility produced 32,331 tons of cold finished bars and was operated at 55% capacity of finished product.

Pindamonhangaba, Sao Paulo, Brazil.

Our plant is located 140 kms from the city of Sao Paulo, in a town called Pindamonhangaba, State of Sao Paulo and is 218 miles from Rio de Janeiro. Our Brazil facility and equipment include an electric German arc furnace and an Italian rebar and wire rod rolling mill. This plant began operations in July 2015 and currently produces rod. As of December 31, 2016, this plant had installed capacity to produce 500,000 tons of “billet” and 450,000 tons of finished product per year capacity. In 2016 our mini-steel plant in Brazil produced 203,360 tons of “billet” and 201,166 tons of finished product, operating at 41% of its capacity for “billet” and 45% capacity for finished product.

The following table sets forth, for the period indicated selected operating data for our Brazil facility.

	Years ended December 31,
	2015	2016
Steel sales (thousands of tons)	4	193
Average finished product price per ton	Ps. 7,500	Ps. 9,399
Average scrap cost per ton	2,322	3,679
Average manufacturing conversion cost per ton of finished product(1)	2,481	2,551
Average manufacturing conversion cost per ton of billet(1)	1,103	1,703

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2016 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (44%); Light structurals (21%); Bars (35%)	electric arc furnace with continuous caster rolling mill and bar processing lines	380,003	480,000

Mexicali	Structurals (20%); Rebar (52%); Light structurals (20%), Hot rolled bars (8%)	electric arc furnace with continuous caster and bar rolling mills	188,652	250,000

Apizaco and Cholula	SBQ (99%), rebar (1%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	380,971	492,000

Aceros DM, San Luis Potosí	Rebar (84%), Wire rod (4%), Electro-Welded wire mesh (4%), Electro-Welded wire mesh panel (5%), Bars (3%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	386,313	410,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	168,182	200,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	27,216	816,000

Location	Product (%)	Equipment	2016 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	430,925	1,131,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	316,292	653,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	30,111	125,000

Solon (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	100,155	196,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	32,331	59,000
Brazil	Rebar (100%)	electric arc furnace, rebar and wire rod rolling mill	201,166	450,000

(1)	Production capacity is for rolling only.

(2)	Production capacity is for billets only.

Item 4A.	Unresolved Staff Comments

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Our sales dropped in 2009 by 37% in the automotive sector and by 21% in the energy sector relative to 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our sales increased in 2010, compared to 2009, by 48% in the automotive sector, 16% in the independent distributor sector and 80% in the mining sector. The total increase in net revenue from sales of SBQ products in 2010, compared to 2009, was of 34%. Our net revenue from sales decreased in 2011, compared to 2010, by 7% in the automotive sector, increased 1% in the independent distributor sector and increased 22% in the mining sector. The total increase in net revenue from sales of SBQ products in 2011, compared to 2010, was 16%. Our net revenue from sales decreased in 2012, compared to 2011, increased by 1% in the automotive sector, increased 20% in the independent distributor sector, decreased 55% in the hand tools sector, decreased 53% in the mining sector and decreased 20% in other industries. The total decrease in net revenue from sales of SBQ products in 2012, compared to 2011, was 4%. Our net revenue from sales decreased in 2013, compared to 2012, decreased by 23% in the automotive sector, decreased 15% in the independent distributor sector, decreased 33% in the hand tools sector, increased 3% in the mining sector and decreased 13% in other industries. The total decrease in net revenue from sales of SBQ products in 2013, compared to 2012, was 18%. Our net revenue from sales increased in 2014, compared to 2013, increased by 42% in the automotive sector, decreased 13% in the independent distributor sector, decreased 34% in the hand tools sector, decreased 61% in the mining sector and increased 29% in other industries. The total increase in net revenue from sales of SBQ products in 2014, compared to 2013, was 18%. Our net revenue from sales decreased in 2015, compared to 2014, increased by 20% in the automotive sector, decreased 43% in the independent distributor sector, increased 204% in the hand tools sector, decreased 52% in the mining sector and decreased 48% in other industries. The total decrease in net revenue from sales of SBQ products in 2015, compared to 2014, was 16%. Our net revenue from sales decreased in 2016, compared to 2015, decreased by 18% in the automotive sector, increased 9% in the independent distributor sector, decreased 72% in the hand tools sector, decreased 42% in the mining sector and decreased 10% in other industries. The total decrease in net revenue from sales of SBQ products in 2016, compared to 2015, was 13%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2012, 2013, 2014, 2015 and 2016 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

The negative operating trends in our USA segment are primarily driven by under-utilized production capacity that severely impacts cost. The automotive sector is stable and continues to provide good demand for our products.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

Typically, about 75% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 25% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices stabilized somewhat midway through 2016, thereby providing the marketplace with price stability and aiding our efforts to focus on managing our costs down to secure levels of profitability without compromising in any way on quality. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2012 - 2016

	Year ended December 31,
	2012	2013	2014	2015	2016
Shipments (thousands of tons)	2,262	2,064	2,197	2,026	2,085
Guadalajara and Mexicali	539	518	540	589	591
Apizaco and Cholula	376	329	362	339	350
San Luis facilities	560	528	517	524	554
Republic facilities	787	689	778	570	397
Brazil	—	—	—	4	193

Net sales (Ps. millions)	29,524	24,369	26,829	24,476	27,516
Guadalajara and Mexicali	5,967	4,981	5,366	5,658	6,188
Apizaco and Cholula	4,692	3,897	4,361	4,192	4,467
San Luis facilities	5,845	4,915	4,792	5,128	5,707
Republic facilities	13,020	10,576	12,310	9,468	9,340
Brazil	—	—	—	30	1,814

Cost of sales (Ps. millions)	25,960	22,410	25,492	23,097	22,776
Guadalajara and Mexicali	5,116	4,087	4,740	3,955	5,364
Apizaco and Cholula	3,344	2,729	3,115	2,764	3,635
San Luis facilities	4,568	4,240	4,221	4,529	4,726
Republic facilities	12,932	11,354	13,416	11,829	7,332
Brazil	—	—	—	20	1,719

Average price per ton (Ps.)	13,052	11,807	12,212	12,081	13,197
Guadalajara and Mexicali	11,071	9,616	9,937	9,606	10,470
Apizaco and Cholula	12,479	11,845	12,047	12,366	12,763
San Luis facilities	10,438	9,309	9,269	9,786	10,301
Republic facilities	16,544	15,350	15,823	16,611	23,526
Brazil	—	—	—	7,500	9,399

Average cost per ton (Ps.)	11,477	10,858	11,603	11,400	10,924
Guadalajara and Mexicali	9,492	7,890	8,778	6,715	9,076
Apizaco and Cholula	8,894	8,295	8,605	8,153	10,386
San Luis facilities	8,157	8,030	8,164	8,643	8,531
Republic facilities	16,432	16,479	17,244	20,753	18,469
Brazil	—	—	—	5,000	8,907

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 2.3% in 2016 and increased 2.6% in 2015. The U.S. GDP increased 1.6% in 2016 and 2.6% in 2015. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011. The average steel price decreased approximately 10% in 2013 compared to 2012. The average steel price increased approximately 3% in 2014 compared to 2013. The average steel price decreased approximately 23% in 2015 compared to 2014, mainly due to the deceleration in China. The average steel price increased approximately 2% in 2016 compared to 2015.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened. In 2014, imports to Mexico increased slightly. In 2015, imports to Mexico increased 10% compared to 2014 according to preliminary information of CANACERO. In 2016, imports to Mexico increased 1.6% compared to 2015 according to preliminary information of CANACERO.

Steel imports to the United States accounted for an estimated 26% of the domestic U.S. steel market in 2016 and an estimated 33% in 2015. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 34% in 2010, increased approximately 21% in 2011, increased approximately 1% in 2012, decreased approximately 6% in 2013, increased approximately 7% in 2014, decreased approximately 16% in 2015 and increased approximately 2% in 2016; and prices of ferroalloys increased approximately 22% in 2010 and 10% in 2011, decreased approximately 10% and 5% in 2012 and 2013, respectively, increased approximately 16% in 2014 and decreased approximately 9% and 13% in 2015 and 2016, respectively. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2012, 2013, 2014, 2015 and 2016 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 8% in 2010, 11% in 2011, 3% in 2012, 9% in 2013, 7% in 2014, decreased approximately 12% in 2015 and increased approximately 1.5% in 2016; and prices for natural gas decreased approximately 18% in 2010, 14% in 2011, 32% in 2012, increased approximately 16% in 2013 and 7% in 2014, decreased approximately 23% in 2015 and increased approximately 8% in 2016.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the Mexican Central Bank (Banco de Mexico) was 3.6% for 2012, 4.0% for 2013, 4.1% for 2014, 2.1% for 2015 and 3.4% for 2016. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 20.84 per U.S.$1.00 at November 14, 2016. Depreciation of the Mexican peso relative to the U.S. dollar in 2016 was 19.2%. The exchange rate at December 31, 2016 was 20.6640 compared to 17.3398 at December 31, 2015. At May 12, 2017 the exchange rate was Ps. 18.7594 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its eight plants, seven of which are located in the United States and one in Canada; and

●	our Brazil segment represents the results of our operations in one plant located in Pindamonhangaba, São Paulo State, Brazil, which started operations in June 2015.

The following information shows other results by segment.

	For the year ended December 31, 2014
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,518,299	12,310,462	—	—	26,828,761
Cost of sales	12,075,965	13,416,333		—	25,492,298
Gross profit	2,442,334	(1,105,871)	—	—	1,336,463
Administrative expenses	818,213	335,127	40,378	—	1,193,718
Other income, net	(29,622)	(30,932)	—	—	(60,554)
Interest income	24,773	366	—	—	25,139
Interest expense	7,164	25,028	15,296	(24,874)	22,614
Exchange gain (loss), net	490,729	—	(202,502)	185,865	474,092
Income (loss) before income tax	2,162,081	(1,434,728)	(258,176)	210,739	679,916
Income tax	222,491	(60,494)	—	—	161,997
Net income (loss)	1,939,590	(1,374,234)	(258,176)	210,739	517,919

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	757,873	358,872	1,161	—	1,117,906
Total assets	27,340,625	11,078,721	3,331,720	(5,854,577)	35,896,489
Total liabilities	3,476,065	9,585,026	909,330	(5,854,577)	8,115,844
Additions of property, plant and equipment, net	198,811	924,241	735,306	—	1,858,358

	For the year ended December 31, 2015
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,978,728	9,467,604	29,489	—	24,475,821
Cost of sales	11,247,661	11,828,885	20,421	—	23,096,967
Impairment of property, plant and equipment	—	2,071,901	—	—	2,071,901
Gross profit (loss)	3,731,067	(4,433,182)	9,068	—	(693,047)
Administrative expenses	1,100,622	457,435	24,432	—	1,582,489
Other (income) expense, net	(5,656)	(184,039)	16,268	—	(173,427)
Interest income	33,872	155	—	—	34,027
Interest expense	9,987	47,032	24,805	(41,629)	40,195
Exchange gain (loss), net	840,156	—	(496,906)	(725,312)	(382,062)
Income (loss) before income tax	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)
Income tax	1,412,695	(642,123)	—	—	770,572
Net income (loss)	2,087,447	(4,111,332)	(553,343)	(683,683)	(3,260,911)
Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	747,436	512,393	1,264	—	1,261,093
Total assets	28,530,321	7,891,964	3,226,150	(7,404,019)	32,244,416
Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035
Additions of property, plant and equipment, net	574,211	396	73,136	—	647,743
	For the year ended December 31, 2016
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	16,361,808	9,339,527	1,814,230	—	27,515,565
Cost of sales	13,724,880	7,332,094	1,718,619	—	22,775,593
Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972
Administrative expenses	901,849	298,967	76,671		1,277,487
Other (income) expense, net	40,134	(1,481,573)	—	1,477,637	36,198
Interest income	108,004	147	—	—	108,151
Interest expense	15,053	45,120	50,980	(70,983)	40,170
Exchange gain (loss), net	2,343,393	42,727	765,684	(1,376,820)	1,774,984
Income (loss) before income tax	4,131,289	3,187,793	733,644	(2,783,474)	5,269,252
Income tax	667,667	256,089	2,285	—	926,041
Net income (loss)	3,463,622	2,931,704	731,359	(2,783,474)	4,343,211

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	620,354	551,650	257,377	—	1,429,381
Total assets	33,124,471	9,684,303	5,293,891	(6,463,293)	41,639,372
Total liabilities	4,151,297	9,893,536	2,325,325	(7,940,930)	8,429,228
Additions of property, plant and equipment, net	2,169,375	816,586	114,298	—	3,100,259

Our net sales by product during 2014, 2015 and 2016 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2014	2015	2016
Light structurals	1,348,564	1,270,459	1,467,727
Structurals	1,720,764	1,957,388	2,321,771
Bars	1,435,075	1,272,580	1,122,116
Rebar	4,907,453	5,235,167	7,449,278
Flat bar	746,161	906,243	1,090,841
Hot rolled bars	10,310,093	8,568,417	7,729,167
Cold drawn bars	3,646,684	2,750,380	3,207,924
Other	2,713,967	2,515,187	3,126,741
Total	26,828,761	24,475,821	27,515,565

Our net sales by country or region during 2014, 2015 and 2016 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2014	2015	2016
Mexico	14,165,166	14,543,446	16,077,884
USA	11,941,251	9,417,392	9,198,561
Brazil	—	—	1,828,279
Canada	493,911	371,610	350,673
Latin America	216,293	134,031	34,932
Other (Europe and Asia)	12,140	9,342	25,236
Total	26,828,761	24,475,821	27,515,565

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2015 and 2016

Net Sales

Net sales increased 12%, to Ps. 27,516 million in 2016 compared to Ps. 24,476 million in 2015. This increase resulted primarily from a 9% increase in the average price per ton of steel products and an increase of 59 thousand tons in shipments of finished steel products. Total sales outside of Mexico increased 15%, to Ps. 11,438 million in 2016 compared to Ps. 9,932 million in 2015. Total sales in Mexico increased 11%, from Ps. 14,543 million in 2015 to Ps. 16,078 million in 2016.

Shipments of finished steel products increased 3%, to 2.085 million tons in 2016, compared to 2.026 million tons in 2015. Total sales volume outside of Mexico of finished steel products increased 0.6% to 0.636 million tons in 2016, compared to 0.632 million tons in 2015, while total Mexican sales decreased 0.2%, from 1.452 million tons in 2015, compared to 1.449 million tons in 2016. The average price of steel products increased 9% in 2016 compared to 2015.

Cost of Sales

Our cost of sales decreased 1%, from Ps. 23,097 million in 2015 to Ps. 22,776 million in 2016, which decrease is mainly attributable to a 4% decrease in the average price per ton of steel products sold. Cost of sales as a percentage of net sales was 83% in 2016 and 94% in 2015. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.4 (Ps. 29) per hour in 2016 and U.S.$1.7 (Ps. 35) per hour in 2015, compared to U.S.$61.3 (Ps. 1,267) and U.S.$52.5 (Ps. 1,085) per hour for 2016 and 2015, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit (Loss)

Our gross profit was Ps. 4,740 million in 2016 compared to a Ps. 693 million gross loss in 2015. This gross profit is attributable mainly to an increase of 59 thousand tons of finished steel products shipped, a 9% increase in the average price of steel products sold, and a 4% decrease in the average price per ton of steel products sold. As a percentage of net sales, our gross profit was 17% in 2016 and our gross loss was 3% in 2015.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 19%, to Ps. 1,277 million in 2016, compared to Ps. 1,582 million in 2015. The decrease of Ps. 305 million in 2016 compared to 2015 is attributable principally to the fact that in 2015 we made the following payments, which we did not make in 2016: (i) Ps. 178 million in royalties to Industrias CH for use of their brands, (ii) Ps. 78 million related to fees for legal services and (iii) expenses of Ps. 76 million corresponding to severance payments in Republic, which were made in 2015. In 2016 and 2015, our general and administrative expenses included Ps. 258 million and Ps. 256 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 5% in 2016 and 6% in 2015. Depreciation and amortization expense were Ps. 398 million in 2016 compared to Ps. 419 million in 2015.

Other (Expense) Income, Net

We recorded other expense, net, of Ps. 36 million in 2016, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 35 million in the dismantling of machinery and (iii) an expense related to other financial operations of Ps. 11 million.

We recorded other income, net, of Ps. 173 million in 2015, reflecting (i) income of Ps. 4 million related to the sale of scrap, (ii) income of Ps. 174 million related to proceeds from a settlement with a client and (iii) an expense related to other financial operations of Ps. 5 million.

Interest Income

We recorded an interest income of Ps. 108 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 40 million in 2016 compared to Ps. 40 million in 2015.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 1,775 million in 2016 compared to an exchange loss of Ps. 382 million in 2015; this foreign exchange gain reflected the 19.2% depreciation of the peso against the dollar and the 17% appreciation of the Brazilian real against the dollar in 2016, compared to the 47% depreciation of the Brazilian real against the dollar and the 17.7% depreciation of the peso against the dollar in 2015.

Income Tax

In 2016 we recorded an income tax provision of Ps. 926 million, which included an income tax provision of Ps. 57 million and an income tax provision for deferred income taxes of Ps. 869 million. In 2015 we recorded an income tax provision of Ps. 771 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 827 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, due to a difference of opinion on the deduction of losses on disposal of treasury bonds of the United States.

Our effective income tax rates for 2016 and 2015 were 17.6% and 22.5%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2016 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2016 and 2015, we amortized tax losses which generated a benefit on income tax of approximately Ps. 1,166 million and Ps. 39 million, respectively. These effects caused our effective tax rates during 2016 and 2015 to be lower than the statutory tax rate.

Net Income (Loss)

We recorded net income of Ps. 4,343 million in 2016, compared to net loss of Ps. 3,261 million in 2015. This income is attributable mainly to (i) an increase of 59 thousand shipments of finished steel products, (ii) an increase of 9% in the average price of steel products sold, (iii) the 4% decrease in the average price per ton of steel products sold and (iv) a foreign exchange gain of Ps. 1,775 million in 2016 compared to Ps. 382 million of foreign exchange loss in 2015.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2015 and 2016

Net Sales

Net sales increased 9%, to Ps. 16,362 million in 2016 compared to Ps. 14,978 million in 2015. This increase resulted principally from a 6% increase in the average price per ton of steel products and an increase of 43 thousand tons of shipments of finished steel products.

Shipments of finished steel products increased 3%, to 1.495 million tons in 2016, compared to 1.452 million tons in 2015.

The average price of steel products increased 6% in 2016 compared to 2015.

Cost of Sales

Our cost of sales increased 22%, from Ps. 11,248 million in 2015 to Ps. 13,725 million in 2016, which increase is mainly attributable to a 18% increase in the cost of sales of our products sold and the increase of 43 thousand tons of shipments of finished steel products. As a percentage of net sales, our cost of sales was 84% in 2016, compared to 75% in 2015.

Gross Profit

Our gross profit decreased 29%, to Ps. 2,637 million in 2016 compared to Ps. 3,731 million in 2015. This decrease is attributable mainly to an increase of 18% in the average price of steel products sold. As a percentage of net sales, our gross profit was 16% in 2016, compared to 25% in 2015.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 18%, to Ps. 902 million in 2016, compared to Ps. 1,101 million in 2015. Such decrease is attributable principally to the fact that in 2015 we had an administrative expense of Ps. 178 million in royalties paid to Industrias CH for use of their brands, which we did not have in 2016. In 2016 and 2015, our general and administrative expenses included Ps. 245 million and Ps. 245 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Administrative expenses as a percentage of net sales were 6% in 2016 and 7% in 2015. Depreciation and amortization expense were Ps. 338 million in 2016 compared to Ps. 366 million in 2015.

Other Expense (Income), Net

We recorded other expense, net, of Ps. 40 million in 2016, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 35 million related to dismantling machinery and (iii) other expense, net, related to other financial operations of Ps. 15 million.

We recorded other income, net, of Ps. 6 million in 2015, reflecting (i) an income of Ps. 4 million related to the sale of scrap and (ii) other income related to other financial operations of Ps. 2 million.

Interest Income

We recorded an interest income of Ps. 108 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with our lenders.

Interest Expense

We recorded an interest expense of Ps. 15 million in 2016 compared to Ps. 10 million in 2015. This increase was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 2,343 million in 2016 compared to an exchange gain of Ps. 840 million in 2015; this foreign exchange reflected the 19.2% depreciation of the peso against the dollar in 2016.

Income Tax

In 2016, we recorded an income tax provision of Ps. 668 million, which included an income tax provision of Ps. 7 million and an income tax provision for deferred income taxes of Ps. 661 million. In 2015 we recorded an income tax provision of Ps. 1,413 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 185 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, due to a difference of opinion on the deduction of losses on disposal of treasury bonds of the United States.

According to the Income Tax Law in Mexico, the tax rate for the year 2016 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 3,463 million in 2016, compared to net income of Ps. 2,087 million in 2015. This increase is attributable mainly to (i) an increase of 43 thousand shipments of finished steel products, (ii) an increase of 6% in the average price of steel products sold, and (iii) a foreign exchange gain of Ps. 2,343 million in 2016 compared to Ps. 840 million of foreign exchange gain in 2015.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2015 and 2016

Net Sales

Net sales decreased 1%, to Ps. 9,339 million in 2016 compared to Ps. 9,468 million in 2015. This decrease resulted principally from a decrease of 173 thousand tons of shipments of finished steel products.

Shipments of finished steel products decreased 30%, to 397 thousand tons in 2016, compared to 570 thousand tons in 2015.

The average price of steel products in pesos increased 41% in 2016 compared to 2015. Also, surcharges of scrap have affected the sales price due to a consistently low level of scrap cost.

Cost of Sales

Our cost of sales decreased 38%, from Ps. 11,829 million in 2015 to Ps. 7,332 million in 2016, which decrease is mainly attributable to a 30% decrease in shipments of finished steel products and a decrease of 11% in the prices of raw materials used for the production of finished products. Cost of sales as a percentage of net sales was 79% in 2016, compared to 125% in 2015.

Gross Profit (Loss)

Our gross profit was Ps. 2,007 million in 2016 compared to a Ps. 4,433 million gross loss in 2015. As a percentage of net sales, our gross profit was 21% in 2016, compared to a 47% gross loss in 2015. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 35%, to Ps. 299 million in 2016, compared to Ps. 457 million in 2015.

Administrative expenses as a percentage of net sales were 4% in 2016 and 5% in 2015. Depreciation and amortization expense were Ps. 58 million in 2016 compared to Ps. 67 million in 2015.

Other Income, Net

We recorded other income, net, of Ps. 1,482 million in 2016, reflecting (i) income of Ps. 1,478 million related to the transfer of the total assets of the Gary, Indiana plant in the United States to the current Tlaxcala plant in Mexico, through a turnkey transaction, by which Republic Steel developed the project until the start of the operations in Tlaxcala, Mexico, and (ii) other income, net of Ps. 4 million related to other financial operations.

We recorded other income, net, of Ps. 184 million in 2015, reflecting (i) income of Ps. 174 million related to proceeds from a settlement with a client and (ii) other income, net of Ps. 10 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0.1 million in 2016 compared to Ps. 0.2 million in 2015.

Interest Expense

We recorded an interest expense of Ps. 45 million in 2016 compared to Ps. 47 million in 2015.

Income Tax

In 2016 we recorded an income tax provision of Ps. 256 million for deferred income taxes. In 2015 we recorded an income tax benefit of Ps. 642 million for deferred income taxes.

Net Income (Loss)

We recorded net income of Ps. 2,932 million in 2016, compared to a net loss of Ps. 4,111 million in 2015. Our net income is attributable mainly to (i) the increase of 41% in the average price of steel products sold, (ii) a decrease of 11% in the prices of raw materials used for the production of finished products and (iii) other income, net, of Ps. 1,482 million.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2015 and 2016

Our segment in Brazil started operations in late 2015. The information presented for 2016 is not comparable with 2015 because the information presented for 2016 corresponds to a full year of operations, while the information presented for 2015 corresponds only to a few months of operations.

Net Sales

Net sales increased to Ps. 1,814 million in 2016 compared to Ps. 29 million in 2015. This increase resulted principally from an increase of 189 thousand tons of shipments of finished steel products.

Shipments of finished steel products increased to 193 thousand tons in 2016, compared to 4 thousand tons in 2015.

Cost of Sales

Our cost of sales increased to Ps. 1,719 million compared to Ps. 20 million in 2015. Cost of sales as a percentage of net sales was 95% in 2016, compared to 69% in 2015.

Gross Profit

Our gross profit was Ps. 95 million in 2016 compared to Ps. 9 million of gross profit in 2015. As a percentage of net sales, our gross profit was 5% in 2016, compared to 31% of gross loss in 2015.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 77 million in 2016 compared to Ps. 24 million in 2015. Operating expenses as a percentage of net sales were 4% in 2016 compared to 83% in 2015. Depreciation and amortization expense were Ps. 3 million in 2016 compared to Ps. 1 million in 2015.

Other Expense, Net

We did not record other expense, net, in 2016. We recorded other expense, net, of Ps. 16 million in 2015, reflecting other expenses related to other financial operations.

Interest Expense

We recorded an interest expense of Ps. 51 million in 2016 compared to Ps. 25 million in 2015.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 766 million in 2016 compared to an exchange loss of Ps. 497 million in 2015; this foreign exchange reflected the 17% appreciation of the Brazilian real against the dollar in 2016 compared to 2015.

Income Tax

In 2016 we recorded an income tax provision of Ps. 2 million, while in 2015 we did not record any income tax.

Net Income (Loss)

We recorded a net income of Ps. 731 million in 2016 compared to Ps. 553 million of net loss in 2015.

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2014 and 2015

Net Sales

Net sales decreased 9%, to Ps. 24,476 million in 2015 compared to Ps. 26,829 million in 2014. This decrease resulted principally from a 1% decrease in the average price per ton of steel products and a decrease of 171 thousand shipments of finished steel products. Total sales outside of Mexico decreased 22%, to Ps. 9,932 million in 2015 compared with Ps. 12,664 million in the same period of 2014. Total sales in Mexico increased 3%, from Ps. 14,165 million in 2014 to Ps. 14,543 million in 2015.

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

Cost of Sales

Our cost of sales decreased 9%, from Ps. 25,492 million in 2014 to Ps. 23,097 million in 2015, which decrease is mainly attributable to (i) a 1% decrease in the average price per ton of steel products sold, and (ii) an decrease of 171 thousand tons of finished steel products shipped. Cost of sales as a percentage of net sales was 95% in 2015 and 2014. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.7 (Ps. 35) per hour in 2015 and U.S.$2.0 (Ps. 41) per hour in 2014, compared to U.S.$52.5 (Ps. 1,085) and U.S.$50 (Ps. 1,033) per hour for 2015 and 2014, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 36%, to Ps. 457 million in 2015, compared to Ps. 335 million in 2014. The administrative expenses in dollars increased by U.S.$3.6 million (Ps. 74 million), due to the expenses of U.S.$3.8 million corresponding to severance payments (Ps. 76 million), the other difference in pesos of Ps. 46 million corresponds to 17.7% depreciation of the peso against the dollar, the amount in pesos is recorded as an increase.

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

Critical Accounting Policies

The discussion in this section is based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment and other non-current assets, inventories and cost of sales, income taxes, foreign currency transactions and exchange differences, liabilities for deferred income taxes, valuation of financial instruments, obligations relating to employee benefits, potential tax deficiencies, environmental obligations, and potential litigation claims and settlements. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

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

In June of 2015 Republic Steel temporarily idled the newly constructed electric arc furnace at the Lorain, Ohio, facility in response to the severe economic downturn in the energy exploration sector following the sharp drop in the price of oil which has led to significant market declines and demand for product. As a consequence of this event management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the Lorain melt shop assets using the comparable match method of the market approach. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data as the facility was idled indefinitely in early 2016.

As of the date of this report, management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$46.9 million (Ps. 969 million) as of December 31, 2016, pertaining to the Lorain Ohio facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,700 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2016, no other asset groups were impaired based on current projections. No further impairment was considered necessary nor appropriate.

In assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. We estimate the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations. In order to estimate our cash flows used in impairment computations, we considered the following:

●	our history of earnings;

●	our history of capital expenditures;

●	the remaining useful lives of our primary assets;

●	current and expected market and operating conditions; and

●	our weighted average cost of capital.

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2015 and 2016 there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2015 and 2016, there was no impairment charge related to the San Luis facilities.

As of December 31, 2016, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 13.1%; and

●	sales: we estimate an increase in sales of approximately 32.7% in 2017, mainly attributable to the increase in volume of mesh products, as a result of an investment to increase the production of mesh by approximately 42%. After 2017, no sales increases in volume terms are considered in the valuation model and the useful remaining life of the assets we keep the volume and only the increase in sales prices proportional to the estimated inflation.

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

Reserve for environmental liabilities: The reserve for environmental liabilities represent the estimated environmental remediation costs that we believe are going to incur. These estimates are based on currently available data, existing technology, the current laws and regulations and take into account the likely effects of inflation and other economic and social factors. The time in which we could incur these costs cannot be determined reliably at this time due to the absence of deadlines for remediation under the laws and regulations which apply to remediation costs will be made.

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of which are not yet effective:

IFRS effective since 2016:

●	IAS 16, Property, Plant and Equipment;

●	IAS 38, Intangible Assets;

●	IFRS 11, Joint arrangements;

●	IFRS 10, Consolidated Financial Statements;

●	IAS 28, Investment in Associates;

●	IFRS 5, Non-current Assets Held for Sale and Discontinued Operations;

●	IFRS 7, Financial Instruments: Disclosures;

●	IAS 19, Employee Benefits; and

●	IAS 34.- Interim Financial Reporting.

IFRS to be effective from 2017:

●	IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses.

IFRS to be effective from 2018:

●	IFRS 15, Revenue for Contracts with Customers,

●	IFRS 9, Financial Instruments,

●	Amendment to IAS 40, Investment Property,

●	Amendment to IAS 28, Investment Entity,

●	Amendments to IFRS 2, related to the Classification and Measurement of Share-based Payment Transactions; and

●	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration Issued.

IFRS to be effective from 2019:

●	IFRS 16, Leases.

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

B.	Liquidity and Capital Resources

On December 31, 2016, our total consolidated debt was Ps. 6.241 million (U.S.$302,000) of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2016 and 2015, Republic had Ps. 1,016 million (comprised of U.S.$38 million and Ps. 222 million, including interest) and Ps. 881 million (U.S.$50 million, including interest), respectively, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately Ps. 2,421 millones (U.S.$214 million). As of December 31, 2012 we had cash and cash equivalents of Ps. 8,102 million, as of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million, as of December 31, 2014 we had cash and cash equivalents of Ps. 7,003 million, as of December 31, 2015 we had cash and cash equivalents of Ps. 6,224 million and as of December 31, 2016 we had cash and cash equivalents of Ps. 7,536 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2014, 2015 and 2016:

Principal Cash Flows

	Years ended December 31,
	2014	2015	2016
Funds provided (used) by operating activities	1,370	(382)	3,349
Funds used in investing activities	(2,060)	(655)	(3,166)
Funds (used) provided by financing activities	(48)	(285)	978

Our net funds provided by operations were Ps. 3,349 million in 2016 compared to Ps. 382 million of net funds used by operations in 2015. The increase of Ps. 3,731 million in the net funds provided by operations between 2016 and 2015 originated mainly from the net income for the year. Our net funds used by operations were Ps. 382 million in 2015 compared to Ps. 1,370 million of net funds provided by operations in 2014. The decrease of Ps. 1,752 million in the net funds provided by operation between 2015 and 2014 originated mainly from the decrease in our gross profit and the income tax of Ps. 1.3 million paid in 2015 for a review of prior periods.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 3,166 million in 2016 compared to Ps. 655 million in 2015. In addition, in 2016 we invested Ps. 54 million in the acquisition of shares of public companies for trading. Our net funds used in investing activities were Ps. 655 million in 2015 compared to Ps. 2,060 million in 2014. In addition, in 2015 we invested Ps. 374 million in the acquisition of shares of public companies for trading.

Our net funds provided by financing activities in 2016 were Ps. 978 million, compared to Ps. 285 million used by financing activities in 2015. In 2016 we obtained an income of Ps. 1,018 million in the repurchase of our own shares compared to Ps. 245 million in 2015. Our net funds used by financing activities in 2015 were Ps. 285 million, compared to Ps. 48 million used by financing activities in 2014. In 2015 we used Ps. 245 million to repurchase our own shares compared to Ps. 26 million in 2014. We do not have in place any interest rate or currency hedging instruments. We were not a party to any non-exchange traded contracts accounted for at fair value in 2016 and 2015.

As of December 31, 2015, we have the following commitments for capital expenditures:

On September 5, 2015 a turnkey contract became effective with Danieli & Officine Meccaniche Spa (Danieli) for the supply and construction (except for civil engineering) in Tlaxcala, México, of a new Minimill for the production of 600,000 SBQ, up to a total amount of U.S.$203.5 million (Ps. 4,205 million) for which, as of December 21, 2016, U.S.$59.4 million (Ps. 1,227 million) had been advances, compared to U.S.$27.7 million (Ps. 572 million) as of December 31, 2015. The off-shore portion of the contract price is equal to U.S.$152.5 million (Ps. 3,151 million) , which will be paid to Danieli in various installments according to the project’s progress, and the on-shore portion of the contract price is equal to U.S.$51 million (Ps. 1,054), which will be paid to certain local suppliers of Danieli on a monthly basis, as instructed by them. The project is estimated to be completed in 2018.

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

In the first quarter of 2017 net sales increased 29% compared to the fourth quarter of 2016. Sales in tons of finished steel increased 30% in the first quarter of 2017 compared with the fourth quarter of 2016. Prices of finished products sold in the first quarter of 2017 decreased approximately 0.3% compared to the fourth quarter of 2016.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2016:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	1,021	—	—	—	1,021
Short-term debt obligations	6	—	—	—	6
Long-term contractual obligations (see paragraph below)	18	21	—	—	39
Total	1,045	21	—	—	1,066

(1)	Ps. 1,016 million correspond to a note payable to Industrias CH (Ps. 222 million) and Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 5 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2020. During 2016 and 2015, the expenses for operating leases were Ps. 21 million (U.S.$1.1 million) and Ps. 26 million (U.S.$1.5 million), respectively. As of December 31, 2016, total future minimum lease payments under non-cancelable operating leases are Ps. 18 million (U.S.$0.9 million) in 2017, Ps. 10.3 million (U.S.$0.5 million) in 2018, Ps. 10.2 million (U.S.$0.5 million) in 2019 and Ps. 0.1 million (U.S.$0.006 million in 2020. At December 31, 2016 there are no additional obligations after 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. Republic recognized income of Ps. 18.6 million (U.S.$1 million) and of Ps. 50.7 million (U.S.$3.2 million) from this agreement in 2016 and in 2015, respectively.

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

Our board of directors adopted a code of ethics in December 2002.

Authority of the Board of Directors

The board of directors is our legal representative. The board of directors must approve, among other matters, the following:

●	our general strategy;

●	annual approval of the business plan and the investment budget;

●	capital investments not considered in the approved annual budget for each fiscal year;

●	proposals to increase our capital or that of our subsidiaries;

●	with input from the Audit Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non- recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors and the chief executive officer annual report to the shareholders’ meeting;

●	calling shareholders’ meetings and acting on their resolutions;

●	any transfer by us of shares in our subsidiaries;

●	creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the board of directors or the shareholders;

●	determining how to vote the shares that we hold in our subsidiaries; and

●	the exercise of our general powers in order to comply with our corporate purpose.

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

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. He has been the tax advisor of Industrias CH since 1978 and also serves as member of the board of directors of a group of self-service stores and restaurants since 1990.

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

For the years ended December 31, 2016 and 2015, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 71.6 million and Ps. 57.3 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

Our audit and corporate practices committee met at least quarterly in 2016.

D.	Employees

As of December 31, 2016, we had 3,973 employees (2,616 were employed at our Mexico facilities, of whom 1,189 were unionized, 1,087 were employed at Republic facilities, of whom 927 were unionized and 270 were employed at our Brazil plant, of whom 198 were unionized) compared to 4,420 employees as of December 31, 2015, (2,688 were employed at our Mexico facilities, of whom 1,418 were unionized, 1,503 were employed at Republic facilities, of whom 1,247 were unionized and 229 were employed at Brazil plant, of whom 135 were unionized), and 4,861 employees as of December 31, 2014, (2,735 were employed at our Mexico facilities, of whom 1,450 were unionized, and 2,126 were employed at Republic facilities, of whom 1,769 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 18, 2018.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on May 16, 2017.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 16, 2018.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on March 1, 2018.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2018; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2018.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

As of December 31, 2016, 85% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). The agreement expired on August 15, 2016 and was extended for a further three years through August 15, 2019.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain. The extended agreement provides that the company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees.

For the Mexican operations, approximately 45% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 73% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2017.

Defined Contribution Plans

Steelworkers Pension Trust

Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. While this plan provides defined benefits as a result of lack of information, the company accounts for the plan as a defined contribution plan. Specifically, the plan does not maintain accounting records for purposes of IFRS presentation and does not provide enough information to allocate amounts between participating employers’.

The company obligations to the plan are based upon fixed contribution requirements. The company contributes a fixed dollar amount of U.S.$1.68 (Ps. 35) per hour for each covered employee’s contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed to under the terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

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

Republic’s participation in the SPT for the annual periods ended December 31, 2016 and 2015, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2016	2015	FIP/RP Status Pending/ Implemented(b)	2016	2015	2016	2015	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$3,153	$5,326	No	No	August 15, 2019

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2016 and 2015 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 (Ps. 5 million) million per quarter, effective August 16, 2016. For the years ended December 31, 2016 and 2015, the company recorded expenses of Ps. 128.7 million (U.S.$6.9 million) and Ps. 164.8 million (U.S.$10.4 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 186.6 million (U.S.$10 million) and Ps. 248.9 million (U.S.$15.7 million) for the years ended December 31, 2016 and 2015, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the company’s matching 401(k) contributions. For the years ended December 31, 2016 and 2015, the company recorded expense of Ps. 13.1 million (U.S.$0.7 million) and Ps. 26.9 million (U.S.$1.7 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million (Ps. 1,033 million) multiplied by 2.5%, U.S.$50.0 million (Ps. 1,033 million) to U,S.$100.0 million (Ps. 2,066 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 2,066 million) multiplied by 3.5%, less the previous payouts during the year. No expense was recorded under this plan during the years ended December 31, 2016 and 2015, because the current and prior year thresholds had not been achieved.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2016 and 2015, the profit sharing plan was based upon achieving certain inventory and shipment targets. During the year ended December 31, 2015, Republic did not record payments to employees under the profit sharing plan and in the year 2016 Republic paid Ps.11.2 million (U.S.$0.6 million) to employees covered by the profit sharing plans.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At April 30, 2017, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 30, 2017, we had 495,388,624 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At April 30, 2017, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of April 30, 2017.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.2%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors (3)	76,701,875	15.4%
Treasury Shares	2,320,590	0.5%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family. In 2013, Proyectos Comerciales el Ninzi, S.A. de C.V. and Compañía Mexicana de Tubos, S.A. de C.V. effected a split and subsequent merger therefore transferring their shares in the company to Vigon Control, S. de R.L de C.V.

(3)	Includes 709,647 shares owned by Companies directly or indirectly owned by members of the Vigil family.

At April 30, 2017, 495,388,624 series B common shares were held in Mexico by approximately 149 shareholders who were record holders in Mexico and 15 were ADS record holders in the United States. The ADS represent 2,250,402 common shares.

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

From time to time we purchase and/or sell steel products, primarily billet, to Industrias CH and its affiliates. In 2014, 2015 and 2016 these purchases totaled Ps. 4 million, Ps. 41 million and Ps. 324 million, respectively. In addition, in 2014, 2015 and 2016 we sold Ps. 18 million, Ps. 7 million and Ps. 5 million, respectively, of steel products to Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2014, 2015 and 2016 we paid Ps. 21 million, Ps. 22 million and Ps. 24 million, respectively.

In 2015 we paid royalties to Industrias CH for the use of certain brands in an amount of Ps. 183 million. In 2016 no such payments were made.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

On January 19, 2017, we received a letter issued by the General Director of Crimes and Sanctions of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) (the “CNBV”), notifying us that certain actions in connection with the repurchase of our own shares could be contrary to the provisions of the Ley del Mercado de Valores (Securities Market Law) (the “LMV”). On February 9, 2017, we presented our statement of facts pursuant to the administrative sanction procedure, which as of the date hereof is still pending resolution. Any potential sanctions imposed in this case will be determined in accordance with the provisions of the LMV.

There are currently no other material legal or administrative proceedings pending in Mexico against us or any of our subsidiaries which we expect to have a material adverse effect on our financial condition or results of operations, or which we expect to result in material capital expenditures or materially adversely affect our competitive position.

The tax authorities in Mexico have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines. Currently the authority is reviewing certain of our subsidiaries, and their review is still ongoing.

United States

Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate” (OCDCA) from the CALEPA. On September 15, 2011 the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. At December 31, 2016, the California Regional Water Quality Control Board (CRWCB) has not notified us with respect to the result of its inspection.

Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating the Hazardous Waste Control Laws and the State of California Security Code and imposed an obligation to make necessary changes to the location. On July 26, 2004, DTSC filed a Complaint for Civil Penalties and Injunctive Relief against PS in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay U.S.$235,000 (Ps. 5 million). This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH was satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon PS as a result of such infractions. As of December 31, 2016 PS is awaiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, as verified by several studies. In November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo León, once the metal content was separated, which metal content is used as raw material in the smelting process.

The daily load of 5 trucks of land in PS is made in the presence of DTSC staff. At December 31, 2014, PS had already shipped 27,800 tons of material to the Mexicali plant. To date, only an estimated 8,000 tons of material is still pending to be shipped, which is classified as dangerous for purposes of the Resource Conservation and Recovery Act (“RCRA”). PS applied to obtain the permits to ship this type of material from the Mexican authorities.

On April 9, 2015, PS received a letter from the Attorney General / Department of Justice of the State of California whereby PS was required to present a program for transporting the contaminated soil stack classified as dangerous pursuant to the RCRA to an authorized confinement in the United States on or before April 22, 2015. On April 21, 2015, PS sent a letter to the Attorney General requesting an extension on the obligation to ship proceeds to confinement in the United States, pending the necessary permits from Mexico. On July 23, 2015, a reply was received from the Attorney General denying the extension and demanding the immediate start of shipments of RCRA land to an authorized confinement, but agreeing to extend the initial date process by 10 weeks. PS began the transport of RCRA classified material on July 29, 2015 to complete shipments on September 12, 2015 with a total of 3000 metric tons.

Based on the experience of shipments in 2013, 2014 and 2015, we believe that the cost of shipping the remaining piles would result in a total cost of between U.S.$0.3 million (Ps. 6 million) and U.S.$0.5 million (Ps. 10 million). At December 31, 2016, we have created a reserve for U.S.$0.4 million (Ps. 8 million) under the heading of other payables in our consolidated statement of financial position.

On January 5, 2016, the San Diego Superior Court entered into a final judgement (the “2016 Final Judgment”) between the California Attorney General’s office, the DTSC and PS. The agreements are as follows:

●	PS must pay U.S.$138,000 (Ps. 3 million) as civil penalties for violations of the California Hazardous Waste Control Law (the “HWCL”) between 2010 and 2015. PS has made payments of U.S.$84,000 (Ps. 2 million) to date, with the balance to be paid under the terms established in the 2016 Final Judgment.

●	PS agreed to remove a soil pile that qualified as being hazardous under the RCRA to a Class I landfill in Buttonwillow, California. The 2016 Final Judgment indicates that PS completed this task in October 2, 2015.

●	Under the terms of the 2016 Final Judgment, PS was also required to take confirmation soil samples in the vicinity of the area previously occupied by the RCRA soil pile. That soil sampling indicated the presence of soil with levels of contaminants that qualify as hazardous under the California HWCL. The sampling did not indicate the presence of any soil with levels of contaminants that quality as hazardous under RCRA. On April 7, 2016, the California Attorney General and DTSC demanded that PS remove soil within 10 feet of the former RCRA pile to two feet below ground surface and dispose of that soil in an appropriate landfill. At this time, we have no information as to the ultimate scope of this soil removal or how much this soil removal may cost.

●	PS must continue to comply with the Final Judgment, 2004 Consent Agreement, Interim Measures Workplan, and all other workplans. The DTSC requested and PS confirmed that it will prepare a

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

●	On August 5, 2016, the DTSC ordered PS not to excavate the perimeter of the area where the RCRA soil pile was located.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2016 and 2015, we had a reserve to cover probable environmental liabilities totaling Ps. 55.8 million (U.S.$2.7 million) and Ps. 50.3 million (U.S.$2.9 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2016, the current and non-current portions, Ps. 20.7 million (U.S.$1 million) and Ps. 35.1 million (U.S.$1.7 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

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

	Mexican Stock Exchange		New York Stock Exchange
	High	Low	High	Low
2012	61.99	31.00	14.39	6.96
2013	64.62	45.54	15.37	10.15
2014	66.99	42.13	15.17	8.50
2015	50.63	35.21	9.98	6.15

	Mexican Stock Exchange				New York Stock Exchange
	High		Low		High	Low
2016	101.29		35.65		15.20	5.93

2014
First Quarter	57.07		47.33		12.86	10.67
Second Quarter	63.49		47.22		14.31	10.84
Third Quarter	66.99		56.90		15.17	12.77
Fourth Quarter	61.50		42.13		13.66	8.50

2015
First Quarter	50.63		40.05		9.98	7.84
Second Quarter	50.00		41.07		9.69	7.77
Third Quarter	49.30		41.47		9.14	7.26
Fourth Quarter	47.98		35.21		8.89	6.15

2016
First Quarter	47.50		35.65		8.23	5.93
Second Quarter	59.50	(1)	45.90	(1)	10.26	6.97
Third Quarter	62.68	(1)	45.12	(1)	9.62	6.53
Fourth Quarter	101.29		58.50		15.20	9.06

2017
First Quarter	99.99		79.28		14.76	12.42
Second Quarter (through May 12)	82.00		63.81		13.02	10.19

2017
January	99.99		94.36		14.75	12.83
February	98.40		88.01		14.54	13.49
March	97.97		79.28		14.76	12.42
April	82.00		67.58		13.02	10.69
May (through May 12)	70.00		63.81		11.40	10.19

(1)                 On May 30, 2016, the Mexican Stock Exchange announced the suspension in trading of our stock on the Mexican Stock Exchange, identified with the ticker symbol “SIMEC B” as a result of our failure to timely file our 2015 annual report and audited financial statements. We filed our annual report on August 12, 2016 with the Mexican Banking and Securities Commission. The suspension in trading was lifted on August 15, 2016 and our stock is trading normally again on the Mexican Stock Exchange.

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

Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange may impose a number of measures to promote an orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuation exceeds certain limits. The Mexican Stock Exchange may also suspend trading in shares of a particular issuer as a result of:

●	non-disclosure of material events; or

●	changes in the offer or demand, volume traded, or prevailing share price that are inconsistent with the shares’ historical performance and cannot be explained through publicly available information.

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

Voting Rights and Shareholders’ Meetings

Each series B share entitles its holder to one vote at any meeting of our shareholders. Each series L share would entitle its holder to one vote at any meeting at which holders of series L shares are entitled to vote. Holders of series L shares would be entitled to vote only on the following matters:

●	our transformation from one type of company to another;

●	to elect one member of our board of directors pursuant to the provisions of our by-laws and the Securities Market Law;

●	any merger or corporate spin-off in which we are not the surviving entity;

●	our dissolution or liquidation;

●	cancellation of the registration of our shares with the National Registry of Securities; and

●	any action that would prejudice the rights of holders of series L shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of a majority of all outstanding series L shares.

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

Extraordinary shareholders’ meetings are those called to consider any of the following matters:

●	voluntary dissolution of the company;

●	an increase or decrease in a company’s minimum fixed capital;

●	change in corporate purpose or nationality;

●	any transformation, merger or spin-off involving the company;

●	any stock redemption or issuance of preferred stock or bonds;

●	the cancellation of the listing of our shares with the National Securities Registry or on any stock exchange;

●	any other amendment to our by-laws; and

●	any other matters for which applicable Mexican law or our by-laws specifically require an extraordinary meeting.

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

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange on the following terms and conditions:

●	the acquisition must be carried out through the Mexican Stock Exchange;

●	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

●	the acquisition must be carried out against our net worth (capital contable) without adopting a reduction in capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock.
No shareholder consent is required for such purchases.

●	the amount and price paid in all share repurchases must be made public;

●	the annual ordinary shareholders meeting must determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

●	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

●	any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Market Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares to Ps. 1,000 million was approved and the total reserve at December 31, 2016, amounts to Ps. 2,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2015, we had 11,466,445 treasury shares. In the year 2015 we registered a loss of Ps. 76.3 million in the repurchase of shares. In 2016, we repurchased 36,317,389 shares, and we resold 47,660,950. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares.

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

Other Provisions

Information to Shareholders. The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

●	a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects;

●	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

●	a statement of the financial condition of the company at the end of the fiscal year;

●	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

●	a report of the chief executive officer on the operations of the company during the preceding year;

●	a report of the fulfillment of the company’s tax obligations of the last fiscal year;

●	a report of the Audit Committee with respect to the preceding year; and

●	the notes which are required to complete or clarify the above mentioned information.

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

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

●	prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 84% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

●	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

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

Dividends or profits distributed by legal entities resident in Mexico that are paid to natural persons and persons residing abroad on profits generated since fiscal year 2014, are subject to an additional Income Tax rate of 10%; this additional tax will be withheld by the legal person who distributes the dividend and its payment is considered definitive. In this case, the rates established in the agreement to avoid double taxation between Mexico and the United States of America can be applied.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 48% lower than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2016 and 2015 we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2016 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 103.9 million (U.S.$5 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2016 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2017. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	U.S.$0.02 or less per ADS
Depositary services	U.S.$0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2016, 2015 or 2014.

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

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management did not assess the effectiveness of our internal control over financial reporting as of December 31, 2016, because our internal audit department did not carry out the functions necessary to analyze our internal controls during 2016; however, our management considers that the deficiencies found in 2015 still persist, and therefore it has determined that our internal controls over financing reporting were not effective as of December 31, 2016. Based on the evaluation of the effectiveness of our internal controls made by our external auditors, which was conducted using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control – Integrated Framework, the following material weaknesses in our internal control over financial reporting have been identified:

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

Fiscal Year Ended December 31, 2014

In our assessment of our internal controls over financial reporting for the year ended December 31, 2014, the following material weaknesses were identified:

●	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.

●	Inadequate distribution and segregation of duties within the accounting department in the Mexican Subsidiaries due to insufficient resources. Additionally, the internal audit staff was reduced and considered insufficient to fulfill their role.

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness, and which include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) non-operating and outdated whistleblower line for the Mexican subsidiaries, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope of the management assessment; the internal audit plan was not carried out in full and did not include tests about risk assessment, including environmental, fraud, compliance with laws and review of the consolidated financial statements; (x) lack of committees to review, approve and make risk assessments of all our contracts, and (xii) informal communications of deficiencies and remediation plan to the areas and managers involved.

●	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries and intercompany reconciliations, resulting in material accounting errors.

●	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	SimRep did not maintain effective controls relating to accounting of certain capital expenditures and related fixed assets were found. Lastly, the evaluation for impairments is not reasonable given actual results of such Subsidiary.

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. These significant deficiencies include (i) ineffective controls and insufficient supporting documentation for closings of periods end and financial statements review and authorization; the related procedures were incomplete and do not include specific procedures to enter transactions into the general ledger, to select and apply accounting policies and have not been updated in the last 3 years, which such controls are necessary to give reasonable assurance of compliance with IFRS, (ii) no evidence of review of some account balances, such as fixed assets, sales and tax calculations by the responsible individuals; there is also no evidence of review of the financial statements by the General Manager of Corporación Aceros DM, S.A de C.V., (iii) undocumented processes and deficient controls in the access to the information systems, (iv) deficient controls to review and approve cost calculations of finish goods, period end costs and inventories and cost of sales report, (v) lack of physical inventory of fixed assets in several years; and (vi) failure to document and communicate adequately responsibilities and authority of key financial roles.

Fiscal Year Ended December 31, 2015

Our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2015. The internal audit department did not develop its functions to comply with the analysis of the controls during 2015. Consequently, this limited the functions of the Audit Committee.

Our external auditors, in their Attestation Report for the year ended December 31, 2015, identified the following material weaknesses:

●	Insufficient resources applied to the remediation and appropriate monitoring of internal control weaknesses, most of which were identified in previous years and continue to be unresolved.

●	Inadequate distribution and segregation of duties within the accounting department in our Subsidiaries due to insufficient resources. Additionally, the internal audit staff was considered insufficient to fulfill their role.

●	Significant deficiencies were detected regarding entity-level controls and control environment which, in the aggregate, constitute a material weakness and create a reasonable likelihood that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. Such deficiencies include: (i) inadequate controls for the definition, review and approval process of the disclosure in the financial statements and our annual report on form 20-F, (ii) whistleblower line for our Mexican subsidiaries was not fully operational, our website information is outdated and does not include information about our Brazilian operations, (iii) ineffective controls in our patents registry, (iv) deficient distribution of our code of ethics to employees and officers and poor promotion of strong control environment and internal controls in accordance with the COSO model, (v) failure to integrate all control processes into one Enterprise Resource Planning (ERP) system, (vi) lack of an accounting manual with accounting instructions on most of accounting records, (vii) lack of specific procedures for the approval of transactions with related parties, (viii) failure to create and implement a complete training plan for management personnel preparing financial records under IFRS, (ix) limited IFRS and consolidation process understanding and reduced personnel within our Internal Audit department which limited the scope; also the internal audit plan was not carried out, and therefore the audit department did not perform risk assessment and environmental, fraud, compliance with laws, review of the consolidated financial statements and review of our annual report on form 20-F; (x) lack of committees to review, approve and make risk assessments of all our contracts; and (xi) informal communications of deficiencies and remediation plan to the areas and managers involved.

●	Inadequate supervision and controls within the accounting department which impacted the financial statement closing process, conversion of foreign subsidiaries, intercompany reconciliations and a lack of controls for the issuance and authorizations of journal entries, resulting in material accounting errors.

●	A lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	SimRep did not maintain personnel with the appropriate level of knowledge and experience of accounting and training required to comply with financial reporting requirements. This material weakness led to the certain control deficiencies, each of which are considered to be a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”

●	Failure to provide our external auditors with evidence of the evaluation of the effectiveness of internal controls in our Brazilian subsidiary, in addition of not hiring an external auditor for this evaluation.

●	Significant deficiencies were also detected at our subsidiary Corporación Aceros DM, S.A. de C.V. which in the aggregate, constitute a material weakness. See Item 15.C “Attestation Report of the Independent Registered Public Accounting Firms.”

Fiscal Year Ended December 31, 2016

●	In our assessment of our internal controls over financial reporting for the year ended December 31, 2016, the following material weaknesses were identified: Regarding the control environment and entity level controls, the following material weaknesses were identified: (i) lack of a whistleblower tool that covers the entirety of the company; (ii) regarding the distribution of the code of ethics, certain sectors of the employees did not recognize the code of ethics; (iii) ineffective control of the patent registration process, which lacks a policy and a procedure; (iv) lack of a policy and procedure for the valuation of assets and the company’s physical inventories; (v) lack of a policy and procedure governing the extensions of credit to the clients; (vi) lack of a policy and procedure for the registration of related parties and the approval of transactions with related parties.

●	Lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information with the detail required.

●	In connection with certain financial reporting processes, lack of a robust role-segregation model for the creation, editing, deletion, display only, and modification of such processes.

●	Lack of communication between the internal audit team, which impacted time of test execution, leaving out of scope cycles such as income, human resources, general controls of information technology and costs and inventories.

●	Lack of documentation setting out the procedure in the event of a disaster (Disaster Recovery Plan) and documentation setting out the procedure in order to continue the operations of the business (Business Continuity Plan).

C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Grupo Simec, S.A.B. de C.V.

We have audited Grupo Simec, S.A.B. de C.V. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Management did not assess the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We identified the following material weaknesses (management of the Company did not assess the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016):

1)          The internal audit department, did not start developing functions for Sarbanes Oxley compliance until the last quarter of 2016. As a result, they only were able to assess 5 out of 10 cycles, and out of those 5, only 41% of effectiveness on evaluation of controls was reported for Plants in Mexico and 95% for the United States; consequently, this limited the functions of the Audit Committee.

2)          Many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties

3)          Regarding the entity-level controls and control environment, considering the COSO 1992 established by the Company, the framework elements need to be applied to protect the Company with respect to significant deficiencies that could affect the effectiveness of the internal controls. Although we realize a transition plan for the establishment of the new COSO 2013 has been prepared since the beginning of 2017, we found the following deficiencies for 2016: a) Improper controls to define, review and approve the disclosures in the financial statements and also the review and approval of the 20-F Report b) The whistleblower line for the Company and its Mexican subsidiaries are not fully operational and the contact information within the Company’s website is not updated and does not include information about Brazil. c) The Control environment must be promoted on the basis of the COSO model, as only internal audit personnel attended the training course as of the end of 2016, and no managers of Key Areas of Accounting, Cost, Treasury or Purchases attended any courses of this model. d) Control processes are not integrated under one single Enterprise Resource Planning (ERP) system. e) Lack of an accounting manual with instructions on most of accounting records or such manuals have not been updated (i.e the manuals for financial closing and for related parties have not been updated for 10 years, as required to comply with IFRS regulations. f) Lack of an annual training plan for management personnel conducting the preparation of the financial closing process and Financial Information with IFRS (though an IFRS course took place at the corporate location on February 2017 for Accounting Supervisors). g) There is no formal communication of deficiencies among Management and the Audit Committee. However, we noted that an external consulting firm has been engaged to develop and implement a Sarbanes Oxley & COSO implementation plan.

4)          These deficiencies are individually and in the aggregate, material weaknesses, and therefore there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis.

5)          Lack of appropriate accounting resources during 2016 at the corporate level which affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process, intercompany reconciliation and lack of controls for the issuance and authorization of journal entries. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

6)          Lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough detailed analysis. Consequently, the preparation of the figures of the consolidation is complex because there is not enough detail to allow a user to have a clear and precise understanding of the operations contained.

7)          Regarding the area of information technology, for at least 4 years, no internal audits have been performed by management or any audit personnel.

8)          There is a lack of sufficient responsibilities of internal control matters in job descriptions and current manuals and policies, which are needed due to the complexity and variety of processes and transactions.

9)          The Company has a deficiency in operation regarding the internal controls related to the support of the review of the financial closing process, as the procedures of financial closing have not been updated in 10 years. Moreover, its content is not detailed enough in detail, as required by the complexity of the company.

10)        The Company did not design and maintain effective controls relating to the year end and month end closing and financial reporting processes, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts.

11)        The Company had inadequate internal controls and procedures around the consolidation and preparation of financial statements, including the grouping of balances, preparation of the statement of cash flows, preparation of footnotes, and assurance as to the completeness and accuracy of disclosure requirements.

12)        The Company did not perform a review of construction in process assets to ensure the assets were placed in service at the appropriate time when the projects were completed and the assets began to be used by the Company. In addition, no completed and organization for files were noted related to fixed assets.

13)        Credit approvals of new clients were not adequately supported by amounts granted for credit.

14)        As a result of various questionnaires and interviews, as well as part of our audit process, we confirm the Company has not prepared the transition to the COSO 2013 framework, and therefore the 5 components of internal control were not present and functioning for the 2016 year.

SimRep Corporation and Subsidiaries. Based on our internal control assessment, we identified the following internal control deficiencies: 1) Certain accounts payable manual journal entries and reconciliations were not being properly reviewed in accordance with the Company’s controls, 2) For fixed asset additions, the Company’s Capital Expenditure Authorization (CEA) were either not available or did not have the appropriate review and authorization, 3) For fixed asset dispositions, the Company did not document the activity with disposal forms that ensures the book value and scrap value are accurate when processing a disposal. In addition, there was no written approval for the asset dispositions, 4) At the Lorain facility, the inventory count sheets were not updated in the OFS and OPT systems, 5) The Company did not design and maintain effective controls relating to the identification of related parties nor the identification, approval, recording and disclosure of related party transactions, 6) The Company does not appropriately document material non-routine transactions at the time they occur. Technical accounting staff lack sufficient expertise to determine the appropriate accounting treatment of certain material non-routine transactions under US GAAP, 7) The Company did not sufficiently obtain an understanding or challenge the results of the work prepared by any specialist they used, 8) General journal entries may have been prepared and posted by the same individual without review or approval from a second individual, 9) The Company’s account reconciliations were not timely prepared or reviewed, may not have been reviewed, or lacked evidence of precision and quality review by management, 10) The Company’s internal controls around conducting a physical inventory count were inadequate at the Lorain, Ohio, facility, 11) Management did not adequately consider whether the Company had any legal contingencies, 12) The Company has insufficient technical accounting personnel resources and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with US GAAP and properly supervise and review the complex accounting areas such as the income tax provision and deferred tax asset computation.

For “GV do Brasil Industria e Comercio de Aço LTDA”, our audit tests revealed the following material weaknesses (not identified by the Company´s management in their report on evaluation of effectiveness of internal controls on the financial statements for the year ended December 31, 2016): 1) The internal audit department did not develop the functions to comply with the analysis of the internal controls on financial reporting during 2016. Audit tests were performed by the internal audit staff of the parent company only in January and February of 2017, A greater effectiveness of the company’s internal controls over financial reporting would be achieved if such revisions could be made within the course of the fiscal year. 2) The inventories balances for finished products in the Enterprise Resource Planning system presented different values from those presented in the accounting records at year-end, since there was no monthly comparison within 2016 between the two positions. After the reconciliation work was carried out, the differences were reduced to be considered as not material in relation to the financial statements taken as a whole. 3) It is necessary to adjust the Company´s chart of accounts, so that all production costs, either direct or indirect, can be appropriated to the cost of finished-product inventories. The current practice consists of appropriating only raw material and direct labor costs to production costs, while the other indirect costs are directly allocated to expense accounts. At each year end the amounts recorded as expenses are identified and the adjustments deemed necessary are made to inventories and cost of products sold. 4) There are no credit limits established, to be set up based on business volume and financial capabilities of each customer. An allowance for doubtful accounts, amounting to R$605,000.00, was recorded at December 31, 2016. 5) There is no formal and authorized price list available for the company’s products, which would improve in a relevant way the internal control on the sales of products. 6) Depreciation was calculated and recorded only at year-end based on a re-estimation of fixed assets’ useful life. Consequently, only at year-end was also the amount of deferred income tax recorded, calculated as the difference between the book values of depreciation of fixed assets and the respective amount accepted for tax deductibility purposes. In our opinion, considering that the Management report on the effectiveness of internal controls is incomplete, and the above mentioned material weaknesses detected by us through our audit tests, GV do Brasil Indústria de Aço Ltda. did not maintain effective internal controls on their financial reports as of December 31, 2016, in all their relevant aspects,

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2016 financial statements and this report does not affect our report dated May 10, 2016 on those financial statements.

In our opinion, Grupo Simec, S.A.B. de C.V. and subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO 1992 criteria

Moore Stephens Mexico

C.P.C. Marcelo de los Santos Anaya

D.	Changes in Internal Control Over Financial Reporting

Fiscal Year Ended December 31, 2014

As a result of our evaluation on the effectiveness of our internal controls for the year ended December 31, 2014 and the material weakness and deficiencies identified during that period, we will need to increase the resources allocated to implement the remedial measures due to prevalence of deficiencies from previous years. If we implement the following remedial measures, we believe such are reasonably likely to materially improve our internal controls over financial reporting:

●	We will allocate the required resources to review and reform our entity level controls to ensure compliance with the COSO framework, complete the transition to the COSO 2013 framework and address all the issues that were found on our 2014 assessment of our internal control.

●	We will increase the internal audit staff to execute testing of control activities that was not otherwise executed on the 2014 management Assessment.

●	We will conduct an analysis of functions and workloads in the finance departments of all of our Mexican Subsidiaries in order to improve internal controls over financial reporting and to avoid the errors found with respect to our financial statement closing process, and preparation of financial statements under IFRS.

●	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will assign more resources to implement the remedial measures that have not been implemented in the last three years and to complete the transition into the 2013 COSO framework.

Fiscal Year Ended December 31, 2015

As a result of the evaluation on the effectiveness of our internal controls for the year ended December 31, 2015 by our external auditors and the material weakness and deficiencies identified during that period, we will need to increase the resources allocated to implement the remedial measures due to their prevalence from previous years. If we implement the following remedial measures, we believe such are reasonably likely to materially improve our internal controls over financial reporting:

●	We will allocate the required resources to reform our entity level controls to ensure compliance with the COSO framework, complete the transition to the COSO 2013 framework and address all the issues that were found on our 2015 assessment of our internal control.

●	We will conduct an analysis of functions and workloads in the finance departments of all of our subsidiaries in order to improve internal controls over financial reporting to avoid errors found with respect to our financial statement closing process, and preparation of financial statements under IFRS.

●	In our subsidiary Corporación Aceros D.M., S.A. de C.V. we will assign more resources to implement the remedial measures that have not been implemented in the last four years and to complete the transition into the 2013 COSO framework.

●	We will designate a new head of the Internal Audit Department and we will strengthen the internal audit function by hiring (one or two) employees to conduct the testing activities of the internal controls over financial reporting.

●	We will invest Ps.1.5 million in hiring an outside firm to assist our management and our Internal Audit Department in implementing remedial measures for the material weaknesses found in previous years.

Fiscal Year Ended December 31, 2016

As a result of the evaluation on the effectiveness of our internal controls for the year ended December 31, 2016 by our external auditors and the material weakness and deficiencies identified during that period, the company worked to address material weaknesses and significant deficiencies, focusing particularly on those that were feasible to address within the last quarter of 2016. To this end, the company engaged Mazars, a group of external advisors, to assist in the production of a work plan to resolve or mitigate material, including through the following:

●           Promoting the validation of the code of ethics by the internal audit committee and senior management, so that it will be distributed to new and existing employees, in the first instance, to employees in each business unit.

●           Aligning the internal control evaluations with the COSO 2013 framework. The company conducted training for the internal auditors in the last quarter of 2016 that will promote the alignment of the evaluation of the internal controls for 2016.

●          Adhere to the methodology suggested by the external consultants (Mazars) to carry out a SOX audit, starting with the selection of significant accounts, cycles and business units (scoping) in order to, through a risk and control matrix, evaluate the risks and controls in terms of design and control efficiency.

●           The company believes that it now has a team of internal auditors that will allow it to carry out audit activities in a timely manner, as each business unit now counts with an auditor (USA, Mexicali, Tlaxcala, Guadalajara, San Luis Potosí and Brazil).

●           The procedures that need to be updated have been identified through the courses carried out for supply cycles, fixed assets, accounting closure, consolidation and treasury. However, it has a remediation plan to include in a technological tool all the procedures of the business cycles, thus allowing existing versions.

●           The policies that need to be updated have been identified and the company has commenced with the updating and improvement of the policies included in the accounting manual. The company intends to complete all policies in a period of no more than two years.

●           The company has put out a tender for suppliers of services for the whistleblower line. Although the supplier has not yet been selected, is in the process of obtaining quotes from two selected suppliers.

●           In connection with the integration of accounting information, the company is developing a procedure with mitigating controls to reduce the risk of not having a consolidated ERP, as the company is not contemplating to acquire an ERP at least for the year 2017.

●           A work plan for 2017 was also drawn up between external advisors (Mazars) and the company to carry out the remediation or mitigation of the internal control deficiencies.

The implementation of these changes commenced during the last quarter of 2016 and the first quarter of 2017. The company believes it is implementing a robust work plan aligned with the SOX methodology and the COSO 2013 framework, which promotes the participation of top management and business process owners who will actively participate in the implementation of the identified controls.

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

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2015 and 2016, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C.	Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos, S.C., a practice member of Moore Stephens., as independent auditors to prepare our consolidated financial statements as of and for the year ending December 31, 2016. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continues to be audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens.

Audit Fees. We paid Ps. 10.1 million in fees to Marcelo de los Santos, S.C. in connection with the audit and preparation of our annual consolidated financial statements for 2016, included in our annual report on Form 20-F. We paid Ps. 18.9 million in fees to BDO in connection with the audit and preparation of our annual consolidated financial statements for 2015, included in our annual report on Form 20-F, and Ps. 2.3 million to Marcelo de los Santos, S.C., for the corresponding audit of Aceros DM and subsidiaries and affiliates.

Audit Related Fees. In 2016 and 2015, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2016 and 2015, we did not incur in any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos, S.C. in 2016. We paid no other fees to BDO in 2015.

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

The Audit Committee approved all of the services incurred in 2015 and 2016, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

In October 14, 2016, we dismissed our independent registered public accounting firm, Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”) and appointed Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International (“Moore Stephens”). Upon the recommendation of our Audit Committee, and as ratified and approved by our board of directors, Moore Stephens was engaged as our independent registered public accounting firm for the year ended December 31, 2016. BDO had been engaged to audit our consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and 2015. We decided to dismiss BDO in order to rotate our independent registered public accounting firm after six years.

The audit reports of BDO for our consolidated financial statements as of and for the years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, the audit reports of BDO on our internal controls over financial reporting as of December 31, 2014 and 2015 expressed an adverse opinion on the effectiveness of our internal control over financial reporting.

During 2014 and 2015, and until the date of their dismissal, there were no “disagreements”, as that term is defined in Item 16.F(a)(1)(iv) of Form 20-F and the related instructions to Item 16.F of Form 20-F, with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO would have caused it to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements.

In connection with their audit of our internal controls over financial reporting as of and for the year ended December 31, 2014, BDO identified the material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) described below in our internal controls over financial reporting, which constituted a “reportable event,” as that term is defined in Item 16.F(a)(1)(v) of Form 20-F.

1.	Lack of appropriate monitoring of weaknesses reported on previous years due to their prevalence on the report of the year ended December 31, 2014.

2.	Many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties and insufficient internal audit staff.

3.	Regarding the entity-level controls and control environment, considering the COSO 1992 established by the Company, the framework elements needs to be applied to protect the Company about significant deficiencies that could affect the effectiveness of the internal controls, however, we found these deficiencies, (a) improper controls to define, review and prove the disclosures in the financial statements and also the review and approval of the 20-F Report, (b) whistleblower line in the Company and Mexican subsidiaries not fully operational and contact information the website is not updated, (c) ineffective controls in the patents registry, (d) insufficient diffusion of the ethical code and poor promotion of strong control environment and internal controls in accordance the COSO model, (e) control processes not integrated under one single Enterprise Resource Planning (ERP) system, (f) lack of accounting manual with instructions on most of accounting records, (g) lack of a specific procedure for the approval of transactions with related parties, (h) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS, (i) lack of IFRS and Consolidation expertise in the Internal Audit department in Mexico which limited the scope of the Management Assessment; also the internal audit plan was not carried out in full and does not include test about risk assessment an environmental, fraud and compliance with law and review of the Consolidated Financial Statements, (j) lack of Committees to assess company contracts, and evaluation of internal and external risks to measure the level of impact and mitigation plans for identified risks, and (k) informal communication of deficiencies and remediation plan to the areas and managers involved. The combination of these deficiencies constitute a material weakness.

4.	Lack of appropriate accounting resources during 2014 at the corporate that affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process and intercompany reconciliation. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

5.	Lack of appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough depth analysis. Consequently the preparation of the figures of the consolidation is complex because there is not enough detail to allow carrying out a clear and precise understanding of the operations contained.

6.	In the subsidiary level, SimRep Corporation and Subsidiaries did not maintain effective control relating to the accounting of certain capitalized expenditures and related fixed assets, and the evaluation for impairment are not reasonable given actual results of the Company.

In connection with their audit of our internal controls over financial reporting as of and for the year ended December 31, 2015, BDO identified the material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) described below in our internal controls over financial reporting, which constituted a “reportable event,” as that term is defined in Item 16.F(a)(1)(v) of Form 20-F.

1.	The internal audit department did not develop the functions to comply with the analysis of the controls during 2015, consequently, this limited the functions of the Audit Committee. From the second quarter of 2016 and until the date of issuance of the report dated September 19, 2016, the Company did not have an Internal Audit Director.

2.	The recurrent lack for several years of appropriate monitoring of material weaknesses reported on previous years due to their prevalence on the report of the year ended December 31, 2015.

3.	Many accounting functions centralized on few persons due to lack of resources and inadequate segregation of duties and insufficient internal audit staff.

4.	Regarding the entity-level controls and control environment, considering the COSO 1992 established by the Company, the framework elements needs to be applied to protect the Company about significant deficiencies that could affect the effectiveness of the internal controls, however, we found the following deficiencies, (a) improper controls to define, review and approve the disclosures in the financial statements and also the review and approval of the 20-F Report, (b) the whistleblower line for the Company and its Mexican subsidiaries are not fully operational and the contact information within the Company’s website is not updated and does not include information about Brazil, (c) ineffective controls in the patents registry, (d) insufficient diffusion of the ethical code and poor promotion of strong control environment and internal controls in accordance the COSO model, (e) control processes are not integrated under one single Enterprise Resource Planning (ERP) system, (f) lack of an accounting manual with instructions on most of accounting records, (g) lack of a specific procedure for the approval of transactions with related parties, (h) lack of a training plan for management personnel conducting the preparation of the Financial Information with IFRS, (i) there was a lack of IFRS and Consolidation expertise in the Internal Audit department ; also the internal audit plan was not carried out, and therefore the internal audit department did not perform risk assessment procedures on environmental, fraud and compliance with laws, review of the Consolidated Financial Statements and review of the 20-F Report, (j) lack of Committees to assess Company contracts, and evaluation of internal and external risks to measure the level of impact and mitigation plans for identified risks, and (k) informal communication of deficiencies and remediation plan to the areas and managers involved. These deficiencies are, individually and in the aggregate, material weaknesses.

5.	Lack of appropriate accounting resources during 2015 at the corporate level which affected the operation of key supervision controls of the accounting department that, in turn, affected the financial statement closing process, the conversion of foreign subsidiaries process, intercompany reconciliation and lack of controls for the issuance and authorization of journal entries. The total accounting errors adjusted for this matter were considered material to the consolidated financial statements of Grupo Simec, S.A.B. de C.V.

6.	Lack of an appropriate consolidation system to allow management to properly supervise the preparation of consolidated financial information. In addition, the financial information of each of the business units that provides a basis for the consolidation does not have enough detailed analysis. Consequently the preparation of the figures of the consolidation is complex because there is not enough detail to allow a user to have a clear and precise understanding of the operations contained.

7.	In the subsidiary level, SimRep Corporation and Subsidiaries (the entity) did not maintain a sufficient competent personnel with an appropriate level of knowledge of accounting, experience and training commensurate with the financial reporting requirements. This material weakness contributed to the following control deficiencies, each of which are considered to be a material weakness:

●	IT General Controls – The entity did not design and maintain processes and procedures that restrict access to key financial systems and records to appropriate users and evaluate whether appropriate segregation of duties is maintained. Specifically, certain personnel had access to

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

●	Ineffective Review of Reconciliations, Journal Entries and Financial Statements – The entity did not design and maintain effective controls relating to the year-end closing and financial reporting process, resulting in accounting errors with respect to the reconciliation of certain balance sheet accounts. Specifically, evidence of the review and approval of manual journal entries was not maintained and the reconciliations of various accounts contained errors that indicated effective supervision and review was not performed timely. The impacted financial accounts included: Accrued Liabilities (e.g., legal costs), Accounts Payable, Prepaid Accounts, Cash and Intercompany Balances, Accounts Receivable and related Allowance for Doubtful Accounts, and the recording of Spare Parts Inventory. Further, the entity did not maintain effective controls related to the preparation and presentation of the statement of cash flows included within the entity’s financial reporting.

●	Fixed Asset Management and Review – The entity did not maintain effective controls related to the authorization of fixed asset additions and subsequent evaluation of the fixed assets for proper classification and potential impairment (valuation). The lack of proper valuation evaluation resulted in a correction of a financial misstatement that reduced recorded fixed assets (net) by approximately $130 million. Further, misstatements related to the classification of costs associated with projects that were put into service during the period, where such costs were not properly moved from CIP.

●	Related Party Identification and Transactions – The entity did not design and maintain effective controls relating to the identification of related parties nor the identification, approval, recording and disclosure of related party transactions.

●	Inventory Management and Review – The entity did not maintain effective controls related to the management and review of inventory balances, resulting in the need for correction of accounting errors. In addition to the valuation adjustment, it was noted that controls related to the taking of a physical inventory (existence) at the Lorain, Ohio plant and inventories held with outside processors were lacking.

●	IFRS / Technical Accounting – The entity has insufficient personnel resources and technical accounting and reporting expertise to appropriately address certain accounting and financial reporting matters in accordance with generally accepted accounting principles. Specifically, the entity does not have sufficient resources/expertise to evaluate adjustments required to ‘bridge’ the entity’s US GAAP-based financial statements to IFRS-based financial reporting for purposes of reporting to its corporate parent (that reports under IFRS) or properly supervise and review the income tax provision (including the recording and valuation of deferred tax assets).

8.	The Company did not provide evidence of the evaluation of the effectiveness of internal controls in its Brazilian subsidiary denominated: “GV do Brasil Industria e Comercio de Aço LTDA” and also did not hire an external auditor for this evaluation.

Item 16G.	Corporate Governance

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

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.**

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: May 15, 2017

Grupo Simec, S.A.B. de C.V. and subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

As of December 31, 2016, 2015 and 2014

and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Grupo Simec, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 criteria). Our report dated May, 11, 2017 expressed an unfavorable opinion on the effectiveness of the internal control of the Company of the financial reports.

Marcelo de los Santos y Cía., S.C.

/s/ Marcelo de los Santos Anaya

Marcelo de los Santos Anaya

San Luis Potosí, S.L.P., Mexico

May 12, 2017

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

Guadalajara, Jalisco, Mexico

September 19, 2016

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of Mexican pesos)

	Note	2 0 1 6	2 0 15
Assets
Current assets:
Cash and cash equivalents	6	$7,536,534	$6,224,502
Other investments	6	428,422	374,359
Trade receivables, net	7	2,695,401	2,250,801
Related party receivables	18-b	2,949,529	499,951
Recoverable taxes	8	1,513,599	965,007
Other receivables		281,882	236,058
Prepaid expenses		420,278	317,925
Inventories, net	9	7,181,483	6,110,847

Total current assets		23,007,128	16,979,450

Non-current inventories, net	9	1,596,926	1,485,666
Property, plant and equipment, net	10	14,491,045	11,129,200
Intangible and other non-current assets, net	11	2,544,273	2,650,100

Total assets		$41,639,372	$32,244,416

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$6,241	$5,237
Trade accounts payable	13	2,827,559	3,102,944
Related party payable	18-b	1,020,534	886,928
Accrued expenses and taxes other than income taxes	13	665,936	665,934
Taxes payable		954,396	755,585
Income tax payable		44,324	171,148

Total current liabilities		5,518,990	5,587,776

Long term liabilities:
Employee benefits	14	99,783	93,432
Deferred income tax	15	2,302,919	1,395,090
Other liabilities		507,536	46,737
Contingencies and Commitments	24 and 25

Total long-term liabilities		2,910,238	1,535,259

Total liabilities		8,429,228	7,123,035

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,602,314	4,094,600
Retained earnings		19,053,138	17,168,304
Repurchase of own capital stock reserve		1,988,468	557,927
Cumulative translation effects in foreign subsidiaries		4,839,142	1,920,136

Total controlling interest		33,315,330	26,573,235
Non-controlling interest	17	(105,186)	(1,451,854)

Total stockholders’ equity		33,210,144	25,121,381

Total liabilities and stockholders’ equity		$41,639,372	$32,244,416

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos, except (loss) earnings per share figures)

	Note	2 0 1 6	2 0 1 5	2 0 1 4
Net sales		$27,515,565	$24,475,821	$26,828,761
Cost of sales	19	(22,775,593)	(23,096,967)	(25,492,298)
Impairment of property, plant and equipment	3-g and 19		(2,071,901)

(Loss) income gross profit		4,739,972	(693,047)	1,336,463

Administrative expenses	19	(1,277,487)	(1,582,489)	(1,193,718)
Other income (expense), net	20	(36,198)	173,427	60,554
Interest income		108,151	34,027	25,139
Interest expense		(40,170)	(40,195)	(22,614)
Foreign exchange (loss) gain, net		1,774,984	(382,062)	474,092

(Loss) income before income taxes		5,269,252	(2,490,339)	679,916

Income taxes	15	(926,041)	(770,572)	(161,997)

Net (loss) income for the year		4,343,211	(3,260,911)	517,919

Other comprehensive income (loss):
Translation effects of foreign subsidiaries		2,807,297	846,936	1,013,377
Fair value of derivative financial instruments, net of income taxes

Total other comprehensive income (loss) for the year, net of income taxes		2,807,297	846,936	1,013,377

Comprehensive (loss) income for the year		$7,150,508	$(2,413,675)	$1,531,296

Net (loss) income attributable to:
Controlling interest		$2,884,834	$(1,214,290)	$1,203,524
Non-controlling interest		1,458,377	(2,046,621)	(685,605)

(Loss) income net for the year		$4,343,211	$(3,260,911)	$517,919

Comprehensive (loss) income attributable to:
Controlling interest		$5,803,840	$(221,316)	$2,118,768
Non-controlling interest		1,346,668	(2,192,659)	(587,472)

Comprehensive (loss) income for the year		$7,150,508	$(2,413,975)	$1,531,296

Earnings (loss) per share:
Weighted average shares outstanding (in thousands of shares)		486,516	492,421	492,781

(Loss) income per share (controlling interest) (Mexican pesos)	4-n	$5.93	$(2.47)	$2.44

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance as of December 31, 2013	2,832,268	4,150,282	17,179,070	773,150	11,918	-	24,946,688	1,328,277	26,274,965

Repurchase of own capital stock, net		20,575		(46,191)			(25,616)		(25,616)
Comprehensive income (loss)			1,203,524		915,244		2,118,768	(587,472)	1,531,296

Balance as of December 31, 2014	2,832,268	4,170,857	18,382,594	726,959	927,162	-	27,039,840	740,805	27,780,645

Repurchase of own capital stock, net		(76,257)		(169,032)			(245,289)		(245,289)
Comprehensive income (loss)			(1,214,290)		992,974		(221,316)	(2,192,659)	(2,413,975)

Balance as of December 31, 2015	2,832,268	4,094,600	17,168,304	557,927	1,920,136	-	26,573,235	(1,451,854)	25,121,381

Increase in reserve			(1,000,000)	1,000,000			0		0
Repurchase of own capital stock, net		507,714		430,541			938,255		938,255
Comprehensive income (loss)			2,884,834		2,919,006		5,803,840	1,346,668	7,150,508

Balance as of December 31, 2016	$2,832,268	$4,602,314	$19,053,138	$1,988,468	$4,839,142	$-	$33,315,330	$(105,186)	$33,210,144

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

 Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Mexican pesos)

	2 0 1 6	2 0 1 5	2 0 1 4

Operating activities:
Net (loss) income of the year	$4,343,211	$(3,260,911)	$517,919

Adjustments for:
Depreciation and amortization	1,429,381	1,261,093	1,117,906
Impairment of property, plant and equipment	0	2,071,901
Employee benefits	6,351	9,933	2,103
Allowance for slow moving inventories	0	681,273	92,441
Allowance for doubtful accounts	(16,453)	29,512	(99,740)
Interest income from investing activities	(108,151)	(34,027)	(25,139)
Interest expense from financing activities	40,170	40,195	22,614
Unrealized foreign exchange loss (gain), net	169,699	172,576	(559,681)
Income taxes	926,041	770,572	161,997

	6,790,249	1,742,117	1,230,420

Decrease (increase) in trade receivables	(209,517)	646,126	(195,756)
(Increase) due from related parts receivables	(2,449,578)	(325,524)	(20,002)
Decrease (increase) in inventories	(84,865)	687,296	(5,955)
(Increase) in other accounts receivable, recoverable taxes and prepaid expenses	(619,378)	(730,206)	(56,450)
(Decrease) increase in trade accounts payable	(372,386)	(954,678)	318,081
(Decrease) increase in due to related parties payable	(36,093)	(40,439)	(93,727)
(Decrease) increase in accrued expenses and taxes other than income taxes	410,066	(1,406,375)	193,369

Net cash flows (used) provided by operating activities	3,428,498	(381,683)	1,369,980

Investing activities:
Acquisition of property, plant and equipment	(3,100,259)	(647,743)	(1,858,358)
Decrease (increase) in other non-current assets	(119,468)	27,965	78,034
Other investments	(54,063)	(69,392)	(305,085)
Interest income collected	108,151	34,027	25,139

Net cash flows used in investing activities	(3,165,639)	(655,143)	(2,060,270)

Financing activities:
Repurchase and placement of own capital stocks, net	938,255	(245,289)	(25,616)
Interest expense paid	(40,170)	(40,195)	(22,614)

Net cash flows used in financing activities	898,085	(285,484)	(48,230)

Net (decrease) in cash and cash equivalents	1,160,944	(1,322,310)	(738,520)

Cash and cash equivalents at beginning of year	6,224,502	7,003,373	6,984,730

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	151,088	543,439	757,163

Cash and cash equivalents at end of year	$7,536,534	$6,224,502	$7,003,373

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2016, 2015 and 2014

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

The main activity of Grupo Simec, S.A.B. de C.V. and subsidiaries (Simec or the Company) is the manufacture and sale of iron and steel alloys products in Mexico, the United States of America (USA), Canada and since November 2015, began partial operations in the plant of Brazil, which have been increased in 2016. (See Note 2-e).

Part of the Company’s shares of stock are listed on the Mexican Stock Exchange (BMV) and in the New York Stock Exchange (NYSE). (See Note 26).

2.	Significant events

a.	As of January 13,2016, was incorporated GSIM de Occidente, S.A. de C.V. with an investment of $50, being the stockholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class “I” and Simec International, S.A. de C.V., with 1 share class “II”.

b.	As of January 13, 2016, was founded Fundiciones de Acero Estructural, S.A. de C.V., with an investment of $50, being the stockholders Grupo Simec, S.A.B. de C.V., with 49,999 shares class “I” and Simec International, S.A. de C.V., with 1 share class “II”.

c.	On January 20, 2015, was founded Aceros Especiales Simec Tlaxcala, S.A. de C.V. with an investment of $ 50, being the shareholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class “I” and Simec International, S.A. de C.V. with 1 share class “I”.

Grupo Simec, S.A.B. de C.V., during 2015 at Extraordinary Meeting of Stockholders, increased the capital stock by $ 1,000,000.

d.	On January 20, 2015, was founded Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. with an investment of $ 50, being the stockholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class “I” and Simec International, S.A. de C.V. with 1 share class “I”.

e.	On March 21, 2015, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company) (the “companies”), acquired shares of a company named RRLC, S.A.P.I. de C.V (RRLC). These companies purchased 2,500 shares of Class “I”, ordinary, nominative and without par value, representative of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 46,103 shares of Class “II” which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 18,600. By the Extraordinary General Meeting of Shareholders of RRLC the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V.; so, from that date on the Company consolidates the financial statements of RRLC.

RRLC was formed by split of another company on December 11, 2014, and included tax losses by $ 311,529, at the date of acquisition.

f.	On October 30, 2015, Simec International 7, S.A. de C.V. and Simec International, S.A. de C.V. (subsidiaries) (the “companies”), acquired shares of a company named Grupo Chant, S.A.P.I. de C.V (Chant). These companies acquired 25,000 shares of Class “I”, ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies acquired 1,000,000 of shares of Class “II” which were acquired without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 167,000. The appointment of members of the Board of Directors of that company, is under de control of Grupo Simec, S.A.B. de C.V, so from that date on the Company consolidates the financial statements of Chant.

Chant was formed by split of another company on December 11, 2014, which was referred to tax loss by $ 2,380,350, at the date of acquisition.

g.	In November 2015, the steel plant in Brazil started partial operations, which have been increased in 2016; the plant will have a production capacity of 450,000 tons per year, of commercial steels; especially rebar and wire rod. Currently, we are in the process of market opening, and we have established contact with major local suppliers of inputs and raw materials. The total cost of this project is USD$ 300 million, approximately. In a second step, the intention is to enter the market of special steels for the automotive and electro-welded in wire rod derived products.

h.	Regarding a new plant of special steels, in the months of October and December 2015, were acquired some adjoining lands at the existing plant in Tlaxcala, Mexico, which estimated final extension is 100 hectares. On October 20, was held the contract “turnkey” signed with Danieli & Officine Meccaniche for the construction of the new plant (except civil engineering) and the supply of all equipment. This new plant will have an installed capacity of 600 thousand tons, per year, with a construction period of 2 years and a half a trial period of 6 to 8 months prior to the start of operations. The budget for this project is USD$ 600 million, approximately. As of December 31,2016, the greater part of the equipment has been received; the last shipment is expected to be received on June 2017. The electric energy and gas services have already been contracted.

i.	In June of 2015, Republic Steel temporarily idled the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploitation sector following the sharp drop in the oil price, which has led to significant market declines and demand for product. As a consequence of this event that the net book value exceeded the fair value by approximately USD$ 130.7 million (equivalent to $ 2,071,901) and as such recognized an asset impairment of this amount during the year ended December 31, 2015. This effect is presented in the Income Statement together with the cost of sales, since it corresponds to an impairment of the production plant. See Note 10. The plant of Lorain suspended totally its operations at first quarter of 2016.

3.	Application of new and modified standards and interpretations and standards not yet in force

The consolidated financial statements of Grupo Simec, S.A.B. Of C.V. and Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee, including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2016.

a.	International Financial Reporting Standards, not yet in force.

The following are the Standards and Amendments that may have an effect on the financial information of Simec, which were issued by the IASB, but are not in force at the date of these financial statements.

Amendments applicable from 2017:

a)	Amendment to IAS 12.- Income Tax - recognition of deferred tax assets for unrealized losses.

To clarify the diversity of practices in the recognition of a deferred tax asset arising from a debt instrument measured at fair value, the IASB published amendments to IAS 12. - Income Tax - recognition of deferred tax assets for non-realized losses. The amendments to IAS 12 include some clarifying paragraphs and an illustrative example.

The modifications clarify the following aspects:

●	Unrealized losses on debt instruments valued at fair value for accounting purposes and at their cost for tax purposes give rise to a deductible temporary difference, independent of the expecting of the holder of the debt instruments, to recover the carrying amount of the debt instrument or by use.

●	The book value of an asset does not limit the estimate of probable future tax benefits.

●	Estimates of future tax benefits exclude tax deductions resulting from the reversal of deductible temporary differences.

●	An entity evaluates a deferred tax asset in combination with other deferred tax assets. When tax law restricts the use of tax losses, an entity could value a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are retrospective and effective for annual periods beginning on or after January 1, 2017. Early application is permitted.

Rules applicable from 2018:

a)	IFRS 15.- Income from contracts with customers.

The IASB has published a new standard, IFRS 15.- Income from contracts with customers (IFRS 15 or the new standard). The new standard describes a single comprehensive model for accounting of revenue from customer contracts and replaces current revenue recognition guidelines included in IFRS standards and interpretations.

The basic principle of the new rule is that an entity must recognize the income that represents the transfer of goods or services promised to the client, valued by the amount that the entity expects to receive in exchange for such goods or services.

The entities must:

●	Identify the contracts with clients which are within the scope of the new standard;

●	Identify the performance obligations in the contract: i) sales of goods or services separately, ii) sales dependent or interrelated with other products or services; (iii) homogeneous and consistent sales;

●	Determine the price of the transaction: i) variable consideration and restricted estimates, ii) time value of money and financing component, iii) non-monetary consideration, iv) consideration paid to the customer;

●	Distribute the transaction price among each separable performance obligation;

●	Recognize income when each performance obligation is met: (i) over time, (ii) at a point in time.

The new IFRS 15 increases disclosures on income and is effective for periods beginning on or after January 1, 2018, allowing for early application. Entities may choose to retroactively apply the standard or use a modified approach in the year of application.

b)	IFRS 9.- Financial Instruments (IFRS 9 (2014)).

The IASB published IFRS 9 (2009) and IFRS 9 (2010) which introduced new classification and valuation requirements, and in 2013 disclosed a new model for hedge accounting. IFRS 9 published in July 2014 represents the final version of the standard, supersedes previous versions of IFRS 9, and completes the IASB project to replace IAS 39, Financial Instruments.

IFRS 9 (2014) includes a logical model for classification and valuation, a single, forward-looking model of impairment, and an approach with substantive changes to hedge accounting.

Classification and valuation

The classification determines how financial assets and financial liabilities are recorded in the financial statements and, in particular, how they are valued continuously. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the flow characteristics and the business model in which the asset is held. This unique, principled approach replaces existing requirements.

Impairment

The new model results in the application in a single model of impairment to all financial instruments, thus eliminating a source of complexity associated with the previous requirements. As a part of IFRS 9 (2014), IASB has introduced a new impairment model based on expected losses, which will require a more timely recognition of expected losses. Specifically, the new standard requires entities to recognize expected losses since the initial recognition of financial instruments as well as over the life of the instrument on a more timely basis. Further disclosures will be required on how the losses and the movement of the loss estimate were determined and of the activity of the estimate for losses.

Coverage Accounting

IFRS 9 (2014) introduces an approach with substantive changes for hedge accounting, with improvements to disclosures about risk management activities. The new model represents a major overhaul of hedge accounting, which aligns accounting manage with risk management activities, allowing entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of financial statements will be better informed about risk management and the effect of hedge accounting on financial reporting.

Own credit risk

IFRS 9 (2014) also eliminates the volatility in results that was caused by changes in the credit risk of liabilities that are valued at fair value. This accounting change means that gains proceeding from the impairment of the risk of our credit on these liabilities are no longer recognized directly in net earning or loss but in other comprehensive income (ORI).

IFRS 9 (2014) become in force for fiscal years beginning on or after January 1, 2018. Early application is permitted. In addition, changes in credit risk can be applied in advance and in isolation, without the other changes in the recognition of financial instruments.

Amendments applicable from 2018

a)	Amendment to IAS 40.- Investment Property

The amendment clarifies that the transfer of an investment in property will occur when and only when there is a change in its use. A change of use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of change of use. In isolation, a change in management’s intentions to use a property does not provide evidence of a change in use.

b)	Amendment to IAS 28.- Investments in Associates and Joint Ventures.

This amendment clarifies that a venture capital organization, collective investment fund, investment trust and other similar entities may opt at the initial recognition, to measure investments in associates and joint ventures at fair value through changes in profit and loss separately for each associate and joint business.

In addition, this amendment allows, in applying the equity method, that an entity other than an investment entity retains the measurement of the fair value applied by its associates and joint ventures. It also clarifies that this option is available at the initial recognition for each associate or joint venture that is an investment entity.

c)	Amendments to IFRS 2, Classification and measurement of share-based payment transactions.

The amendments clarify the following:

●	When estimating the fair value of a share-based payment settled in cash, accounting for the effects of the acquisition conditions and the liability incurred should follow the same approach as for stock-based share-based payment .

●	Where tax laws or regulations require an entity to withhold an amount because of an employee’s tax liability associated with a share-based payment, the share-based payment arrangements may allow or require to retain a specified number of equity instruments Equivalent to the monetary value of the employee’s tax liability, that is, the share-based payment arrangement has a “net settlement characteristic”, if the agreement does not include the net settlement characteristic, that agreement should be classified as a whole Transaction with share-based payments settled with equity instruments.

●	A share-based payment that is modified to change the settlement transaction in cash to the settlement of capital, should take into account the following:

i.	The original liability is written off;

ii.	The share-based payment with share liquidation is recognized on the date of modification of the fair value of the equity instrument granted to the extent that the services had been rendered until the date of modification; and

iii.	Any difference between the carrying amount of the liability at the date of change and the amount recognized in the net equity must be recognized immediately in profit or loss.

Amendments are effective for annual reporting periods beginning on or after January 1, 2018 with anticipated permitted application.

Interpretation applicable from 2018:

a)	IFRIC 22.- Transactions in foreign currency and considerations paid in advance.

IFRIC 22 Interpretation, issued by the International Accounting Standards Board, developed by the IFRS Interpretations Committee, addresses how to determine the date of the transaction for the purpose of establishing the exchange rate to be used in the initial recognition of the asset, expense or related income on the write-off of a non-monetary asset or non-monetary liability arising from the payment or collection of the anticipated consideration in foreign currency.

It is established that the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or collection of the anticipated consideration . If there are multiple payments or prepayments, the entity will determine a date of the transaction for each payment or collection of the anticipated consideration.

Standard applicable from 2019:

A)	IFRS 16.- Leases

In January 2016, the IASB published a new accounting standard, called IFRS 16.- Leases (IFRS 16), which repeals IAS 17.- Leases and their interpretation guides.

The main changes in relation to the previous rule are:

i.	IFRS 16 provides a comprehensive model for the identification of leases contracts and their treatment in the financial statements of lessees and lessors.

ii.	The new standard applies a control model for the identification of leases, distinguishing between leases and service contracts based on whether there is an asset identified and controlled by the customer.

iii.	The distinction between operating and finance leases is eliminated; therefore, the assets and liabilities of all leases are recognized, with some exceptions, for leases of short-term low-value assets.

iv.	The standard does not include significant changes in the requirements for the lessor’s accounting.

The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15.- Income from Contracts with Customers.

Simec is appraising the effect that these new standards could have on its financial statements.

4.	Basis for the preparation and presentation of the financial statements

Basis of preparation - The consolidated financial statements have been prepared in accordance with the provisions of Note 3 on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Basis of consolidation - The consolidated financial statements incorporate the financial statements of Grupo Simec, S.A.B. de C.V. and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income (loss) of subsidiaries is attributed both to the Company and to the non-controlling interests even if the non-controlling interests having a deficit balance.

During the consolidation process, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company. All significant intercompany transactions and balances, between companies were eliminated on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The amounts previously recognized in other comprehensive income related to the subsidiaries are recorded (ie, reclassified to profit or transferred directly to retained earnings) in the same manner established for the case of the disposal of significant assets or liabilities. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement, or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

As of December 31, 2016, and 2015, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 6	2 0 1 5
Compañia Siderurgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañia Siderurgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (10)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.	100.00%	100.00%
Corporacion Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (10)	100.00%	100.00%
Corporacion ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (10)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (10)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V. (8)	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V. (8)	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (9)	100.00%	100.00%
Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. (9)	100.00%	100.00%
GSIM de Occidente S.A. de C.V. (11)	100.00%
Fundiciones de Acero Estructural, S.A. de C.V. (11)	100.00%

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (6) (10)	50.22%	50.22%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
GS Steel B.V. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”. This Company includes two subsidiaries that in 2014 changed its address and tax residence to the California State in USA. These subsidiaries are Steel Promotor, Inc. and Coadm Steel, Inc., and in 2015 they merged with Simec USA, Corp.

(2)	Company established in Netherlands in 2014.

(3)	ICH (Holding Company) owns 49.78% of the shares in this company.

(4)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, other than its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

(7)	Company established in Brazil in 2010, in which the Company built a steel plant and starting partial operations in November 2015, which have increased in 2016.

(8)	Companies acquired in 2015.

(9)	Companies incorporated in 2015.

(10)	Companies that have lost the entire capital stock, except Corporativos G&DL, S.A. de C.V., and Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. which only have lost 2/3 of their capital stock.

(11)	Companies incorporated in 2016.

Summary of significant accounting policies -Preparation of accompanying consolidated financial statements requires management of the Company to make certain estimates and use certain assumptions to value certain items contained in the financial statements and make the disclosures required therein. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

a.	Translation of financial statements of foreign subsidiaries - The functional and reporting currency of the Company is the Mexican peso ($). The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21,

The Effects of Changes in Foreign Exchange Rates. Under this standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar (US Dollar or USD$) was considered as the functional currency of all the U.S. subsidiaries (except Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. subsidiaries of Corporacion Aceros DM, S.A. de C.V., until it’s merged in 2015) and Brazilian Real for GV do Brasil Industria e Comercio de Aço LTDA.; therefore, the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date, to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption translation effects of foreign subsidiaries.

The Mexican peso was considered until 2015 the functional currency of the Company’s USA subsidiaries, Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. until the date they merged which use the U.S. dollar as its recording currency; therefore, the financial statements were translated to Mexican pesos before the subsidiaries merged, as follows:

-	Monetary assets and liabilities by applying the exchange rates at the statement of financial situation date.

-	Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate.

-	Revenues, costs and expenses, except those arising from non-monetary assets or liabilities that are translated using the historical exchange rate for the related non-monetary asset or liability, are translated on the base of the exchange rates in force at the dates of the transactions.

Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

Relevant exchange rates used in the preparation of the consolidated financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2016	20.66
Current exchange rate as of December 31, 2015	17.34
Current exchange rate as of December 31, 2014	14.73
Weighted average exchange rate for the year ended December 31, 2016 (*)	18.66
Weighted average exchange rate for the year ended December 31, 2015 (*)	15.85
Weighted average exchange rate for the year ended December 31, 2014 (*)	13.29
Current exchange rate as of March, 30 of 2017	18.88

(*)	Weighted average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations - Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is measured at fair value, at the date of interchange of the assets transferred, liabilities incurred or assumed and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or assets groups for disposal) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

Any excess of the cost of acquisition on the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill is included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in profit and loss.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and later adjustments to the consideration are recognized against goodwill, providing that it has arisen from reliable information on the fair value at the acquisition date and occur during the ‘measurement period’ (which cannot exceed one year from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

The subsequent accounting for changes in the fair value of the contingent estimates that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates. Contingencies classified as assets or liabilities are remeasured at subsequent reporting dates in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognized in other comprehensive income (loss) are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

c.	Cash and cash equivalents and temporary investments - Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments referred to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined approximates their fair value.

Temporary investments in an equity instruments for trading are measured at its fair value prevailing at the date of the financial statements. Subsequent changes in the fair value are recognized in profit or loss.

d.	Allowances for doubtful accounts - The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is determined by considering the balances of clients with more than a year old, those in litigation and or specific recovery problems. Actual results may differ materially from these estimates in the future.

e.	Inventories and cost of sales – Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing and distribution, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale, which is recorded in the statement of financial position and against account is the cost of sales.

The Company classifies inventory of raw materials in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long-term inventory parts and rollers, that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace (see Note 9). The Company has 231,942 metric tons (MT) of coke inventory valued at 1,433,145 million Mexican pesos (average of USD$ 198/MT) on hand at December 31, 2016 and 231,942 MT of coke inventory valued at 967 million Mexican pesos (average of USD$ 198.00/MT) on hand at December 31, 2015 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

f.	Property, plant and equipment - Property, plant and equipment are recorded at acquisition cost, less any recognized impairment loss. Cost includes all expenses related with acquisition and installation and, for qualifying assets, borrowing costs (interest) capitalized in accordance with the Company’s accounting policy. Depreciation is recognized so as to write off the cost of assets (other than land and properties under construction) less their residual values over their useful lives, using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

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

h.	Borrowing costs - Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

i.	Intangible assets - Intangible assets with definite useful lives that are acquired separately are carried at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for, on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

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

j.	Goodwill - Goodwill arising on a combination of business is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, accumulated later, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill - At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. For purposes of allocation of goodwill when there is business combination will be distributed among each of the cash generating units of the acquiring entity, expected synergy benefits. A reversal of an impairment loss is recognized immediately in profit or loss and allocated to the assets of that unit, the carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss of value shall not exceed the carrying amount that would have been obtained if had not recognized an impairment loss in value for the asset in prior periods. Unless the related asset is recognized at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions - Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

m.	Employee benefits - The costs of direct benefits and defined contribution to retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the right to contributions.

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

Republic operates various employee benefit plans. The contributions to these benefit plans are either contractually determined by the terms of a collective bargaining agreement with the United Steelworkers or they are under the terms of a defined contribution plan. Accordingly, the company pays fixed contributions to separate entities and they are expensed in the period in which the employees rendered the services entitling them to the benefits.

n.	Earnings per share - Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes - Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax - The Company causes Income Tax (ISR) (See note 15) and is recorded in the result in the year in which it is determined. Determined ISR is based in fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which never are taxable on deductible. The liability of the Company for caused taxes is computed using the fiscal rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax -Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are computed using the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

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

-	Current and deferred tax for the period - Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively. Or when it arises from initial recognition of a business combination.

-	Interests on recoverable tax balances - Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies - In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. In the case of non-monetary items, which arise from the payment or collection of anticipated considerations, are recognized at the exchange rate in force of the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sell all or part of the net investment.

q.	Financial instruments - Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

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

r.	Financial assets - Financial assets are classified into the following specified categories: “financial assets at fair value through profit or loss”, “held-to-maturity investments”, “available-for-sale financial assets” and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, (where appropriate), a shorter period, to the net carrying amount on initial recognition.

The Company does not have financial assets classified as “available-for-sale financial assets”.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivable are measured at amortized cost using the effective interest method, less any impairment.

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

The Company recognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On recognition totally a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On partial derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset or retains a residual interest that does not result in the retention of substantially all the risks and rewards of ownership and the Company retains control), the Company allocates the previous carrying amount of the financial asset between the part that continues to recognize under continuing involvement, and the part that no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss.

s.	Financial liabilities - Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” or “other financial liabilities”.

Financial liability at fair value with changes through profit or loss is a financial liability classified as held for trading or it is designated as at fair value with changes through profit or loss.

A financial liability is classified as held for trading if:

-	It has been acquired principally for the purpose of repurchasing it in the near term; or

-	On initial recognition, it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

-	It is a derivative that is not designated and effective as a hedging instrument.

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

Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the consolidated statement of comprehensive income.

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

t.	Derivative financial instruments - The Company sometimes uses derivative financial instruments for hedging risks associated with natural gas prices; this commodity is used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting exposure to changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of fair value of derivative financial instruments, net of the corresponding income taxes. The gain or loss relating to the ineffective portion of hedge instrument is recognized immediately in profit or loss, and is included in the cost of sales line item.

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

Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the hedged forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exerted, or when it no longer qualifies for hedge accounting. Any gain or loss accumulated from the hedge instrument that had been recognized in other comprehensive income and accumulated in equity at that time remains in equity until the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

u.	Revenue recognition - Revenue is measured at the fair value of the consideration received or receivable and is recognized in the period in which the Company transfers the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

v.	Financial information by operating segment - An operating segment is an identifiable component of the Company that performs business activities, from which it may earn revenues and incur expenses, including those income and expenses related to transactions with other components of the entity and upon which the company has separate financial information that is evaluated regularly by the Board of Directors, in making decisions to allocate resources and assess segment performance.

w.	Environmental liabilities - The Company and other steel companies are subject to stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable. The liability represents an estimate of the environmental remediation costs associated with the required future steps of remediation, based upon management’s evaluation of probable outcomes. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations. The precise timing of remediation activities cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. Accordingly, the Company has not discounted its environmental liabilities. Currently no claims for recovery are netted against the recorded liabilities.

x.	Cost of sales and expenses by function - The Company classifies its costs and expenses by function in the Consolidated Statements of Comprehensive Income, according to the industry practices where the Company operates.

5.	Critical accounting judgments and key sources of estimation

In the application of the Company’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions regarding the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience, the future and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis and the resulting changes are recorded on the period in which the estimate has been modified, if such change affects only that period or in future periods.

a.	Critical accounting judgments - The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency - The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key sources of estimation - The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts - Management applies judgment at each balance sheet date creating an allowance for doubtful accounts, in order to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory - At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use - Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment - As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(I) discount rates, (ii) the expected growth rates of wages and iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies - The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets -The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments - The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2016 and 2015 the Company has not derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 6	2 0 1 5

Cash	$1,156,723	$787,038
Cash equivalents (1)	6,379,811	5,437,464
	$7,536,534	$6,224,502

(1)	Most of these cash equivalents correspond to Treasury Bills issued by Treasury Department of USA, whose original maturity is less than three months.

The temporary investments included in Consolidated Statements of Financial Position at December 31, 2016 amounting $ 428,422 ($ 374,359 at December 31, 2015) consists in equity instruments for trading.

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

Credit limits and scoring by customer are reviewed twice a year. On December 31, 2016 and 2015 there are no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

Trade receivables disclosed below include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral. In general terms, the accounts receivable does not show impairment.

Age of receivables that are past due but not impaired is as follows:

	At December 31,
	2 0 1 6	2 0 1 5

30 - 60 days	$71,182	$116,580
61 - 90 days	29,553	53,185
91 + days	124,703	75,548
Total	$225,438	$245,313

During the years ended December 31, 2016 and 2015, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 6	2 0 1 5

Balance at beginning of year	$75,548	$49,434
Provisions	169	33,313
Writes off	(21,964)	(11,154)
Translations effects	5,342	3,955
Balance at end of year	$59,095	$75,548

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

Republic entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement was amended on October 26, 2016, so that any party can terminate the agreement after giving notice 7 days before.

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

The purchaser has no recourse against the Company if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of the Company (as defined by the Uniform Commercial Code of the United States of America).

During the year ended December 31, 2016, the Company sold a nominal amount of USD $ 20.7 million ($29.0 million in 2015) of accounts receivable. The discount fees incurred by this contract were approximately USD $ 0.3 million in 2016 and USD$ 0.5 in 2015. These fees were included in expenses for interest in the Comprehensive Income Statement. As of December 31, 2016, and 2015 the buyer has USD$ 2,700,000 and USD$ 3,400,000, respectively, of receivables that have not been recovered by the buyer. The amount uncollected for 2016 is subject to a possible return of the Company by the buyer. These accounts receivable are included in the total trade receivables for the purpose of assessing the recoverability of them and, where appropriate, determine the adequacy of allowance for doubtful accounts.

8.	Recoverable taxes

	December 31,
	2 0 1 6	2 0 1 5

Valued Added Tax	$1,450,147	$896,919
Income Tax	54,983	53,177
Business Flat Tax	8,469	14,911
	$1,513,599	$965,007

9.	Inventories

Short-term:

	December 31,
	2 0 1 6	2 0 1 5

Finished goods	$1,590,555	$937,025
Work in process	48,599	91,792
Billet	1,531,732	2,851,579
Raw materials and supplies	2,804,771	1,207,244
Materials, spare parts and rollers	1,153,507	977,875
Materials in transit	52,319	45,332
	$7,181,483	$6,110,847

Long-term:

	December 31,
	2 0 1 6	2 0 1 5

Coke	$1,433,145	$966,780
Spare parts	47,751	31,841
Rollers	116,030	114,043
Finished godos	353,095	726,097
	1,950,021	1,838,761

Less, valuation allowance at cost or net realizable value, the lower.	(353,095)	(353,095)
	$1,596,926	$1,485,666

The Company has $ 1,433,145 and $ 966,780 of coke inventory on hand as of December 31, 2016 and 2015 respectively (See note 5-e), which the Company would only use as an input to its blast furnace in Lorain facility which currently is out of operation. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities.

As of March 30, 2017, Management considers that there will be recovery in the industries in which the Company operates; this would result in an expectation in those markets and therefore, the blast furnace would be restarted in the future. However, the blast furnace shows impairment that has obliged to present in books a value of zero. In prevention to the date in which the plant restarts operations, the Company has continued incurring in certain costs to keep the blast furnace (within Lorain plant) and the coke (such costs are applied to costs of the period). Restarting of the blast furnace, certain expenses will be required for the restoration of the equipment, in order to return to be a productive equipment, mainly in the refractory covering. However, there is still uncertainty on the date on which the blast furnace will restart its operation. The Company cannot offer any guarantee of the restarting of the total operation of the blast furnace on of conditions economically feasible.

10.	Property, plant and equipment

Cost of investment property, plant and equipment is as follows (in million of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2014	928	3,207	19,817	153	143	883	25,131

Additions	111	5	930	1			1,047
Disposals			(79)				(79)
Transfers					(31)	(368)	(399)
Translation effects	(10)	57	422		5	58	532
Balance as of December 31, 2015	1,029	3,269	21,090	154	117	573	26,232

Additions	12	978	661	1	4	1,444	3,100
Disposals			(153)				(153)
Transfers
Translation effects	64	612	962		8	1,276	2,922
Balance as of December 31, 2016	$1,105	$4,859	$22,560	$155	$129	$3,293	$32,101

Accumulated depreciation of property, plant and equipment is as follows (in million of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2014	922	10,460	67	63	11,512

Depreciation expense	20	976	6	3	1,005
Disposals		(79)			(79)
Impairment		2,072			2,072
Translation effects	11	579	1	2	593
Balance as of December 31, 2015	953	14,008	74	68	15,103

Depreciation expense	51	1,112	7	2	1,172
Disposals					0
Impairment					0
Translation effects	1	1,337	(3)	0	1,335
Balance as of December 31, 2016	$1,005	$16,457	$78	$70	$17,610

The depreciation expense for the years ended December 31, 2016, and 2015 amounted to $ 1,171,476, $ 1,005,117, respectively.

The net book value of property, plant and equipment is as follows (in million of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2014	$928	$2,285	$9,357	$86	$80	$883	$13,619

Balance as of December 31, 2015	$1,029	$2,316	$7,082	$80	$49	$573	$11,129

Balance as of December 31, 2016	$1,105	$3,854	$6,103	$77	$59	$3,293	$14,491

As of December 31, 2014, Republic had invested USD$158.8 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, USA, to meet growing customer demand for the Company’s SBQ (especial bars) steel. The location was chosen for its strategic proximity to customers and its skilled workforce. The construction of the Lorain electric arc furnace began mid-year 2012 and the Company began steelmaking operations in July 2014. The amount indicated includes USD $ 45.4 million capitalized from labor and manufacturing overhead related to the construction of the furnace and is presented in the investment in machinery and equipment.

In June 2015, Republic Steel temporarily suspended operations in the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploration for oil and gas sector, following the sharp drop in the price of oil which has led to significant market declines and demand for steel product, for those markets. As a consequence of this event management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined that net book value exceeded the fair value by approximately USD$130.7 million and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the assets using the comparable match method of the market approach to determine fair value. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data on the future behavior of oil market and the facility was idled indefinitely in early 2016.

Subsequent to year end, the entire Lorain facility was temporarily idled effective March 31, 2016 and at the date of issuance, March 30, 2017, management has no near-term plans to restart the facility, and the expectation is that it will be restarted when oil and gas market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 32.2 million as of December 31, 2015 and 2016, pertaining to the Lorain Ohio facility after recording the impairment charge of USD$ 130.7 million as mentioned above. The impairment charge did not impact the operation business neither the future cash flows of the Company, as it was a provision and not a-cash expenditures. Management further assessed if there were any impairments at the Company’s other cash generating units and determined that as of December 31, 2016 no other cash generating units were impaired based on current projections.

As of December 31, 2015, the machinery and equipment includes a machine called Coss System, valued at $ 122,880 (which is equivalent to USD$ 9.9 million), plus related installation expenses in the amount of $ 22,079, which was installed in an industrial plant of the subsidiary Aceros D.M., S.A. de C.V. (Grupo San). This machinery did not work in accordance with the specifications promised by the supplier, so it is not in operation. Currently, actions are being taken for the recovery, through arbitration in the USA and directly with the supplier Fuchs Technology, A.G, in the amount of USD$ 5.9 million, which is equivalent to the installation expenses previously mentioned, plus damages. On the other hand, the supplier also has demanded the payment of the USD$ 9.9 million. In the year 2016 the court that knows the matter has issued a sentence in favor of the Company and its subsidiaries, confirming that the counter-claim of Fuchs Technology, A.G. for the claim of the payment, has been retired of the arbitration existing for the arguments contained in the resolution, a big protection against any future intend of counter-claim. It was also established that the Company is free to dispose of the equipment.

As a consequence of that above stated, the Company has written-off from the line of Machinery and Equipment the machinery named Coss System, with a value of $122,880 (equivalent to USD $9.9 million at its original value) as well as the related installation expense for $22,079, installed in the industrial plant of Aceros DM, S.A. de C.V., a subsidiary of Corporación Aceros DM, S.A. de C.V. with the liability that existed in favor of Fuchs Techonology, A.G.; additionally, in other expenses of the Comprehensive Income Statement, was presented the $35,293 amount, which correspond to the desintallation expenses of the equipment of Fuchs.

11.	Intangible and other long-term assets

The balances as of December 31, 2016 and 2015 are as follows:

	2 0 1 6			Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade mark	$111,305		$111,305	*
Kobe Tech contract	129,716	$123,410	6,306	12
Customers list	67,946	38,786	29,160	20
Total from Republic (1)	308,967	162,196	146,771

Customers list	2,205,700	2,103,584	102,116	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	2,103,584	2,245,876
	4,658,427	2,265,780	2,392,647

Other assets	151,626		151,626
	$4,810,053	$2,265,780	$2,544,273

	2 0 1 5			Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade mark	$93,400		$93,400	*
Kobe Tech contract	108,848	$94,486	14,362	12
Customers list	57,016	29,696	27,320	20
Total from Republic (1)	259,264	124,182	135,082

Customers list	2,205,700	1,858,508	347,192	9
Trademark San 42 (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	1,858,508	2,490,952
	4,608,724	1,982,690	2,626,034

Other assets	24,066		24,066
	$4,632,790	$1,982,690	$2,650,100

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.

(2)	The trade mark San 42 and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets proceeding from Grupo San acquisition.

The amortization amounted of these assets recorded in net income of the years ended December 31, 2016, 2015 and 2014 amounted to $ 257,905, $ 255,976 and $ 254,217, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original value	Accumulated amortization	Net
Balance as of December 31, 2014	4,609,359	(1,708,826)	2,900,533
Additions	12,678	(255,976)	(243,298)
Disposals	(28,217)		(28,217)
Translation effect of the year	38,970	(17,888)	21,082
Balance as of December 31, 2015	4,632,790	(1,982,690)	2,650,100
Additions	127,560	(257,905)	(130,345)
Disposals	0		0
Translation effect of the year	49,703	(25,185)	24,518
Balance as of December 31, 2016	$4,810,053	$(2,265,780)	$2,544,273

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec, to exchange their bonds at par, for new bonds denominated subordinated notes in third place. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2016 and 2015, the amount of such new notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2016 and 2015, liabilities in pesos for the new notes outstanding amounted $ 6,241 and $ 5,237, respectively.

13.	Trade accounts payable and other accrued liabilities

	December 31,
	2 0 1 6	2 0 1 5

Trade accounts payable	$2,827,559	$3,102,944
Other accrued liabilities	665,936	665,934
	$3,493,495	$3,768,878

The average credit period on purchases of certain goods or services is 30 to 60 days, from the date of the receipt of the good or service. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements - For the Mexican operations in 2016, approximately 52% (53% on 2015) of the employees are under collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits - In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

The most important actuarial hypothesis used for the purposes of the determination of the net cost of the period related to the retirement benefits plan were as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Discount rate	6.75	6.75	6.75
Rate of salary increase	4.50	3.93	3.93

Components of net cost of benefits plan to employees are as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Current service cost	$5,749	$4,447	$4,758
Financial cost	6,247	5,359	5,658
Past service cost	(7,906)		76
Anticipated reduction obligations			(3,507)
Actuarial losses (gains) recognized in the year	5,801	3,398	(2,305)
	$9,891	$13,204	$4,680

The expense for the years 2016, 2015 and 2014 was recorded as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Cost of sales	$5,539	$7,395	$2,621
Administrative expenses	4,352	5,809	2,059
	$9,891	$13,204	$4,680

The amounts included in the Consolidated Statements of Financial Position as of December 31, 2016 and 2015 are $ 99,783 and $ 93,432, respectively, corresponding to the present value of defined benefit obligation.

Changes in the present value of the defined benefit obligation and the balance of the liability are integrated as follows:

	2 0 1 6	2 0 1 5

Opening balance of the defined benefit obligation	$93,432	$83,499
Current service cost	5,749	4,447
Past service cost	(7,906)
Financial cost	6,247	5,359
Actuarial losses (gains)	5,801	3,398
Benefits paid	(3,540)	(3,271)
Closing balance of the defined benefit obligation	$99,783	$93,432

c.	Severance benefits - Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) - The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2016 and 2015, EPS amounted to $ 0 and $ 48, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2016, 2015 and 2014 was $11,323, $9,323 and $9,323, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2016, 85% of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement expired on August 15, 2016 and was extended for a further three years through August 15, 2019. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay were determined under the extended agreement and will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides the Company’s quarterly contributions to fund the Republic Retirement VEBA and Benefit Trust (the “Benefit Trust”) to be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to $4.00 per hour for each hour worked by USW represented employees.

b.	Defined Contribution Plans

Plan for employees.- Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. The Company obligations to the plan are based upon fixed contribution requirements. Republic contributes a fixed amount of USD$1.68 per hour for each covered employee’s contributory hours, as defined under the plan.

Participation in a multi-employer pension plan agreed under terms of a collective bargaining agreement differs from a traditional qualified single employer defined benefit pension plan. The SPT shares risks associated with the plan in the following respects:

I.	Contributions to the SPT by Republic may be used to provide benefits to employees of other participating employers.

II.	If a participating employer stops contributing to the SPT, the unfunded obligations of the plan may be borne by the remaining participating employers; and

III.	If Republic chooses to stop participating in the SPT, Republic may be obliged to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

c.	VEBA Benefit Trust

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is not a “qualified” plan under ERISA regulations. For the years ended December 31, 2016, 2015 and 2014, the Company recorded expenses of USD$ 6.9 million, USD$ 10. million and USD$ 10.4 million, respectively, related to this benefits plan.

For the years ended December 31, 2016, 2015 and 2014, Republic recorded combined expenses of USD$ 10 million, USD$ 15.7 and USD$ 16.2 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits. The cost contributions to these two funds have been reduced from USD $ 2.6 million to USD$ 0.25 million per quarter effective after the review of the collective agreement on August 16 2016.

d.	401(k) Plans

The Company has a 401 (k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2016, 2015 and 2014, the Company recorded expense of USD$ 0.7 million, USD$ 1.7 million and USD$ 2.5 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401 (k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute 3% of its quarterly pre-tax profit. At the end of each year, the Company contribution is based on annual pre-tax profit up to USD$ 50.0 million multiplied by 3%, USD$ 50.0 million to USD$ 100.0 million multiplied by 3%, and above USD$ 100.0 million multiplied by 4%, less the previous payouts during the year. For the years ended December 31, 2016, 2015 and 2014, the Company has not made payments under this plan.

Republic has a profit sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain EBITDA, inventory and shipments targets. In the year ended December 31, 2016, the Company made expenditures for USD $0.6 million of this plan. In the years ended December 31, 2015, the Company made no payments for this concept.

15.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged (credited) to the results of 2016, 2015 and 2014 is as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

ISR of the year of Mexican companies	$6,751	$1,571,766	$277,907
ISR of the year of foreign companies	50,612	26,469
Deferred ISR of Mexican companies	660,916	(185,540)	(87,692)
Deferred ISR of foreign companies	207,762	(642,123)	(28,218)
	$926,041	$770,572	$161,997)

Due to the high increase in the parity of the dollar against the peso, several Mexican Companies of the group suffered significant losses in changes, reason why for the ISR of the fiscal year 2016 they generated tax losses.

The amount of income tax for the year of the Mexican companies for 2015 includes $ 1,332,858 which was paid in Simec International 6, S.A. de C.V. and Simec International 8, S.A. de C.V. and it is derived from a review from the fiscal authority initiated in July 2015 by differences in criteria with the tax authority and from a deduction of losses on disposal of Treasury Bonds of the United States of America that the Company declared, and already have conclusive agreement between the Company, the Tax

Administration Service (SAT) and the Office of the Taxpayer Advocate (Prodecon) dated May 23, 2016. Such review corresponded to the year 2010.

During 2016, 2015 and 2014, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the losses shown below:

	2 0 1 6	2 0 1 5	2 0 1 4

Expected benefit, expense	$(1,580,776)	$(747,102)	$203,975
Increase (decrease) as a result of:
Inflation effects, net	(62,708)	34,264	(17,143)
Effect between nominal rate from USA and Mexico	(157,366)	(226,258)	(71,985)
Benefit from utilization of tax loss carry-forward and others (1)	(1,165,805)	(38,562)	(144,801)
Others, net (includes permanent items)	416,412	415,377	191,951
Income tax expense	$926,041	$(562,281)	$161,997
Effective tax rate (2)	17.57%	(22.50% )	23.80%

(1)	This amount corresponds at the Income tax benefit obtained by those companies that amortized tax loss carry-forwards in the years presented and that were generated prior to 2016, 2015 and 2014, respectively, and were not registered the corresponding deferred tax asset, less the effect of tax losses obtained for some subsidiaries in the years that are presented which no deferred tax asset was recorded.

(2)	The calculation of the effective tax rate in 2015 did not include the charge of $ 1,332,858, corresponding to the year 2010.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be utilized against taxable income generated in the next ten years. Tax losses can be updated by following certain procedures established in the law.

As of November 18, 2015, the Finance Ministry (SHCP) issued a decree in which a fiscal incentive is given to those who pay income tax (ISR) under terms of the Titles II or IV, Chapter II, Section I of the Law of ISR, to the taxpayers who had obtained income from its business activity in the last period, up to 100 million pesos, that consist in apply the immediate deduction of the investment of new fixed assets, up to 82% of the investments, incentive that was used by Aceros Especiales Simec Tlaxcala, S.A. de C.V. and by Fundiciones de Acero Estructural, S.A. de C.V.

As of December 31, 2016, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Settlement Date	Tax losses pending of amortization

2008	2018	$34
2009	2019	38,779
2010	2020	24,793
2011	2021	9,307,375	(2)
2012	2022	4,034
2013	2023	3,641
2014	2024	41,455
2015	2025	214,187
2016	2026	1,939,139
		$11,573,437

(3)	This amount includes $ 9,267,260 updated to December 31, 2016, corresponding to a tax loss obtained in a sale of shares which, according to the Income Tax Law, can only be amortized against taxable profits on the sale of shares to be generated in the future.

As of December 31, 2015, Republic had USD$ 160.1 million of tax losses pending of amortize for federal tax purposes, which expire between 2033 and 2035; USD$ 174.8 million of tax losses for state and local purposes that expire between 2019 and 2036 and approximately USD$ 3.6 million of tax losses at the subsidiary located in Canada, which expire between 2031 and 2034.

As of December 31, 2016, and 2015, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 50 and 146 million of Brazilian Reals ($ 317 and $ 650 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2 0 1 6	2 0 1 5
Deferred tax assets:

Allowance for doubtful accounts	$37,183	$20,768
Provisions	(4,770)	2,700
Advances from customers	76,709	77,895
Deferred tax assets	109,122	101,364

Deferred tax liabilities:

Property, plant and equipment	1,998,648	1,115,073
Intangible assets from Grupo San	321,748	302,980
Prepaid expenses	9,645	78,400
Total deferred liabilities	2,412,041	1,496,453
Deferred tax liabilities, net	$2,302,919	$1,395,090

16.	Stockholders’ equity

a.	Common stock as of December 31, 2016 and 2015, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital could be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2016, and 2015, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

c.	In 2016, a reserve was approved for $ 1,000,000 for the repurchase and placement of own shares, with this increase the reserve amounted to $2,000,000 for purchase and re-purchase operations, in

d.	order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2016, and 2015, the Company held 122,884 and 11,466,445 shares in treasury, respectively, which amounted to $11,531 and $501,322, respectively. The resulting profit in 2016 for the purchase and sale of treasury shares amounted to $ 507,714 (loss of $ 76,257 in 2015).

e.	A conciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 6	2 0 1 5
Shares outstanding at beginning of year	486,243	492,489
Repurchase of own capital stocks, net	11,343	(6,246)
Shares outstanding at year end	497,586	486,243

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries (Republic), in which it owns 50.22%. The non-controlling interest represents the equity in this subsidiary owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income (loss) also show total net profit or loss for the year as well as for the net comprehensive income or loss for the year. Controlling and non-controlling interest portions are presented after the consolidated comprehensive earning of the year. The table below shows the changes for the years ended December 31, 2016 and 2015:

	2 0 1 6	2 0 1 5

Balance at beginning of year	$(1,451,854)	$740,805
Share on profits and losses for the year	1,458,377	(2,046,621)
Share on translation effects of foreign subsidiaries	(111,709)	(146,038)
Balance at end of year	$(105,186)	$(1,451,854)

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Holding company
Interest expense	$4,590	$1,983	$1,662

Management personnel
Administrative services expenditures	23,717	22,084	20,679

Other related parties
Sales	5,160	7,479	4,386
Royalty expense	0	182,611
Purchases	324,145	41,370	18,270
Direct short-term benefits	71,629	58,669	30,292

b.	Balances receivable from and payable to related parties are integrated as follows:

	December 31,
	2 0 1 6	2 0 1 5

Accounts receivable:
Industrias CH, S.A.B. de C.V.	$524,974	$475,395
Compañia Laminadora Vista Hermosa, S.A. de C.V.	0	432
Operadora Construalco, S.A. de C.V.	578	449
Compañia Manufacturera de Tubos, S.A. de C.V.	8,302	5,296
Operadora Industrial de Herramientas, S.A. de C.V.	306	899
Joist del Golfo, S.A. de C.V.	4,618	1,416
Perfiles Comerciales Sigosa, S.A. de C.V.	678,310
Operadora Manufacturera de tubos	1,549,795
Proyecto Comercializadora el Ninzi	165,610
Others	17,036	16,064
	$2,949,529	$499,951

Accounts payable:
Industrias CH, S.A.B. de C.V.	$221,628	$219,777
Tuberias Procarsa, S.A. de C.V.	622,061	520,107
Procarsa Tube and Pipe Co.	62,303	52,152
Pytsa Industrial de Mexico, S.A. de C.V.	106,675	89,241
Aceros y Laminados Sigosa, S.A. de C.V.	1,856	1,851
Holding Protel, S.A. de C.V.	1,212
Pytsa Industrial, S.A. de C.V.	3,221	59
Others	1,578	3,741
	$1,020,534	$886,928

As of December 31, 2016, and 2015, Industrias CH, S.A.B. accounts receivable corresponds to balances of recoverable ISR derived from some subsidiaries that until 2013 were consolidated for tax purposes. Likewise, in 2014 it includes a loan of $32,462 that does not generate interest. The amounts payable to Industrias CH, S.A.B. de C.V., Tuberías Procarsa, S.A. de C.V., Procarsa Tube and Pipe Co. and Pytsa Industrial de México, S.A. de C.V. correspond mainly to loans received in dollars and restructured in pesos in 2016 equivalent to (USD $38 million), with an indefinite period and that generate interest at an annual rate of 0.25%. The others receivable and payable balances are generated by the purchase and sale of finished goods as part of the Company’s normal operations

19.	Cost and expenses by their nature

At the years ended at December 31, 2016, 2015 and 2014, the cost of sales and administration expenses are integrated as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Raw materials and consumables	$10,968,932	$13,295,584	$11,120,434
Electrical energy	1,767,149	2,298,739	1,856,625
Ferroalloys	1,403,206	783,824	1,866,900
Refractories	466,815	252,746	555,987
Oxygen	211,051	123,263	316,574
Electrodes	276,473	214,517	349,790
Gas and fuels	518,072	839,802	586,966
Labor	2,931,108	2,847,491	3,542,852
Operation materials	890,002	588,769	407,604
Depreciation and amortization	1,429,380	1,261,093	1,100,534
Maintenance	2,565,772	1,035,586	1,851,520
Other expenses	625,120	1,138,042	3,130,230
	$24,053,080	$24,679,456	$26,686,016

	2 0 1 6	2 0 1 5	2 0 1 4

Cost of sales	$22,775,593	$23,096,967	$25,492,298
Administrative expenses	1,277,487	1,582,489	1,193,718
	$24,053,080	$24,679,456	$26,686,016

20.	Other (income) expenses, net

The integration of other income (expenses) net, in the years ended December 31, 2016, 2015 and 2014, is as follows:

	2 0 1 6	2 0 1 5	2 0 1 4

Debugging of balances	$9,844	$5,594	$2,475
Allowance for doubtful accounts		17,841
Unistalling expenses of equipment Fuch	35,293
Land treatments in Pacific Steel, Inc.	9,833	5,251	710
Other expenses	54,970	28,686	3,185

Sale of scrap	(10,428)	(4,350)	(28,722)
Penalty to client for canceling its supply contract		(174,354)
Update of balances in favor in taxes	(1,739)	(406)	(4,262)
Other income	(6,605)	(23,003)	(30,755)
Other income	(18,772)	(202,113)	(63,739)
Other (income) and other expenses, net	$36,198	$(173,427)	$(60,554)

21.	Financial instruments

a.	Capital risk management - The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged in comparison with 2014. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk - Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management - The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	Currency: Mexican peso
	December 31,
	2 0 1 6		2 0 1 5

Short – term assets		$10,354,780		7,749,794
Short – term liabilities		3,744,603		4,034,062
Net monetary asset position in foreign currency		$6,610,177		$3,715,732
Equivalent in U.S. Dollars (thousands)	USD$	319,889	USD$	214,289

a.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

Trade receivables consist of a large number of customers dedicated to construction and automotive industries, distributed in different geographic areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

The Company does not have significant credit risk exposure with any single counterparty or any group of counterparties having similar characteristics. The Company defines that the counterparties that have similar characteristics are considered related parties. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at any time during the year.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

b.	Liquidity risk and risk tables – Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2 0 1 6	2 0 1 5

Bank loans credit lines:
Drawn balances	$350,000	$357,000
Undrawn balances	117,005	217,908
	$232,995	$139,092

As of December 31, 2016, and 2015 the amount drawn, $ 1,236 and $ 17,664, respectively, correspond to subsidiaries of Industrias CH, S.A.B. de C.V. holding company.

22.	Non-cash flows transactions

During the years ended December 31, 2015, 2014 and 2013, all investing activities were paid in the same year and did not exist funding activities that does not represent cash flows.

23.	Financial information by segments

The Company segments its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions.

The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven Republic plants; six of which are located in Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 5% and 4% of the segment’s total sales in 2016 and 2015, respectively, of all the sales of the segment. As of the year ended December 31, 2015, partial operations began at the plant in Brazil, and selective information is presented retrospectively. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2016
	Mexico	USA	Brazil	Operations between segments	Total

Net sales	$16,361,808	$9,339,527	$1,814,230		$27,515,565
Cost of sales	(13,724,060)	(7,332,094)	(1,718,619)		(22,775,593)
Impairment of property, plant and equipment

Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972

Administrative expenses	(901,849)	(298,967)	(76,671)		(1,277,487)
Other income (expenses), net	40,134	(1,481,573)	0	1,477,637	36,198
Interest income	108,004	147	0		108,151
Interest expense	(15,053)	(45,120)	(50,980)	$70,983	(40,170)
Exchange rate gain (loss), net	(2,343,393)	(42,727)	(765,684)	1,376,820	(1,774,984)

Income (loss) before income taxes	4,131,289	3,187,793	733,644	(2,783,474)	5,269,252

Income taxes	667,667	256,089	2,285		926,041

Net income (loss) for the year	$3,463,622	$2,931,704	$731,359	$(2,783,474)	$4,343,211

Other information:
Depreciation and amortization	$620,354	$551,650	$257,377		$1,429,381

Impairment of property, plant and equipment					0

Total assets	33,124,471	9,684,303	5,293,891	$(6,463,293)	41,639,372

Total liabilities	4,151,297	9,893,536	2,325,325	(7,940,930)	8,429,228

Acquisitions of property, plant and equipment	2,169,375	816,586	114,298		3,100,259

	Year ended December 31, 2015
	Mexico	USA	Brazil	Operations between segments	Total

Net sales	$14,978,728	$9,467,604	$29,489		$24,475,821
Cost of sales	(11,247,661)	(11,828,885)	(20,421)		(23,096,967)
Impairment of property, plant and equipment		(2,071,901)			(2,071,901)

Gross profit	3,731,067	(4,433,182)	9,068		(693,047)

Administrative expenses	(1,100,622)	(457,435)	(24,432)		(1,582,489)
Other income (expenses), net	(5,656)	184,039	(16,268)		173,427
Interest income	33,872	155			34,027
Interest expense	(9,987)	(47,032)	(24,805)	$41,629	(40,195)
Exchange rate loss, net	840,156		(496,906)	(725,312)	(382,062)

Income (loss) before income taxes	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)

Income taxes	(1,412,695)	642,123			(770,572)

Net income (loss) for the year	$2,087,447	$(4,111,332)	$(553,343)	$(683,683)	$(3,260,911)

Other information:
Depreciation and amortization	$747,436	$512,393	$1,264		$1,261,093

Impairment of property, plant and equipment		2,071,901			2,071,901

Total assets	28,530,321	7,891,964	3,226,150	$(7,404,019)	32,244,416

Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035

Acquisitions of property, plant and equipment	574,211	396	73,136		647,743

	Year ended December 31, 2014
	Mexico	USA	Brazil	Operations between segments	Total

Net sales	$14,518,299	$12,310,462			$26,828,761
Cost of sales	(12,075,965)	(13,416,333)			(25,492,298)

Gross profit	2,442,334	(1,105,871)			1,336,463

Administrative expenses	(807,486)	(335,127)	$(51,105)		(1,193,718)
Other income (expenses), net	29,622	30,932			60,554
Interest income	24,773	366			25,139
Interest expense	(7,043)	(25,028)	(15,417)	$24,874	(22,614)
Exchange loss, net	397,598		(109,371)	185,865	474,092

Income (loss) before income taxes	2,079,798	(1,434,728)	(175,893)	210,739	679,916

Income taxes	(222,491)	60,494			(161,997)

Net income (loss) for the year	$1,857,309	$(1,374,234)	$(175,893)	$210,739	$517,919

Other information:
Depreciation and amortization	$757,873	$358,872	$1,161		$1,117,906

Total assets	27,340,625	11,078,721	3,331,720	$(5,058,973)	36,692,093

Total liabilities	3,476,065	9,585,026	909,330	(5,058,973)	8,911,448

Acquisitions of property, plant and equipment	198,811	924,241	735,306		1,858,358

Information on products:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
Light structural	$1,467,727	$1,270,459	$1,348,564
Structural	2,321,771	1,957,388	1,720,764
Bars	1,122,116	1,272,580	1,435,075
Rebar	7,449,278	5,235,167	4,907,453
Flat rebar	1,090,841	906,243	746,161
Hot rolled bars	7,729,167	8,568,417	10,310,093
Cold drawn bars	3,207,924	2,750,380	3,646,684
Others	3,126,741	2,515,187	2,713,967
	$25,515,565	$24,475,821	$26,828,761

Information about geographical areas:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
Mexico	$16,077,884	$14,543,446	$14,165,166
USA	9,198,561	9,417,392	11,941,251
Brazil	1,828,279	0	0
Canada	350,673	371,610	493,911
Latin America	34,932	134,031	216,293
Other (Europe and Asia)	25,236	9,342	12,140
	$27,515,565	$24,475,821	$26,828,761

24.	Contingencies

As of December 31, 2016, and 2015, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America which main activity is the purchase and sale of scrap, has the following environmental contingencies:

California Regional Water Control Board, CRWCB

On August 16, 2011, the California Regional Water Quality Control Board (CRWCB) and the California Environmental Protection Agency (CALEPA) inspected the facilities of Pacific Steel in order to investigate drainage from the facility into street waters. On September 1, 2011, PS received an “Order to Cease & Desist Clean and Abate”(OCDCA) from the CALEPA. On September 15, 2011, the CALEPA conducted a follow-up investigation, and indicated that it was satisfied with the compliance to the OCDCA of PS. As of December 31, 2016, the CRWCB had not notified PS the results of its inspection.

Department of Toxic Substances Control

On September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor property, which PS rents from a third party. In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment; consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws into the State of California Security Code and imposed the obligation to remedy the site. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay USD$ 0.2 million, which have already been paid.

On June 6, 2010, the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH is satisfied with the compliance of PS on those issues; however, on October 19, 2010 the technical division of the DTSC recommended to the legal division of DTSC that it impose significant penalties. As of December 31, 2014, PS is waiting a final decision from DTSC.

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

The daily load of 5 trucks of land in PS is performed in the presence of DTSC staff. As of December 31, 2014, PS had already shipped 27,800 tons of material classified as non RCRA to the Mexicali plant.

The disposition of a stack which is estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) is still pending. The company is in process of obtaining the appropriate permissions of the Mexican authorities for this type of material. The process began in early 2013, but the response of the authorities has been slow.

Therefore, on April 9, 2015, a letter from the Attorney General Department of Justice State of California was received where PS is required to, in the absence of obtaining permission from the Mexican authorities, present a program for transport the pile of contaminated soil classified as RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This program establishment should include the completion of the shipment of the stack no later than July 9, 2015 and warns that if the company does not comply with this, the DTSC will immediately proceed with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

On April 21, 2015, a letter was sent to the Attorney General explaining that contrary to what they mention in their letter, the authorities in Mexico have not denied permission to the Company but have simply requested that it presents its application in a different format, which has already been presented and reviewed by the authority on April 17, 2015. It is expected to be approved in a maximum of 60 days, so an extension was requested for the commencement of loading, committing to, in case of not get permits in Mexico during this time, it proceeds to confinement in the United States of America.

On July 23, 2015, the Attorney General denied the extension requested by PS and demand the immediate start of shipments of the land RCRA and an authorized confinement; in the event that Pacific Steel do not start the shipments before July 30, 2015, DTSC will initiate the lawsuit against the Company; however, given the delay in their response, it was agreed to extend the 10 weeks estimated for the process of the start date.

Therefore, PS began transporting classified material RCRA on July, 29, 2015 to complete shipments on September, 12 of 2015 with a total of 3,000 metric tons.

The Company, based on the experience of past years’ shipments, believes the cost of shipping the remaining piles would result in a total of between USD$ 0.3 million and USD$ 0.5 million. As of December 31, 2015, the Company has created a reserve for USD$ 0.4 million under the heading of accrued expenses payable in the consolidated statement of financial position.

On January 5, 2016, it was filed before the Superior Court of San Diego’s the “final judgment and order on consent” or Consent Judgment negotiated between the Attorney General of California, the Department of Toxic Substances Control (DTSC) and the Company, where the following is determined:

-	Remove the stack of land classified as hazardous material or RCRA and send it to an approved confinement. The Judgment indicates that the Company complied with this commitment on October 2, 2015.

-	After removing the stack of land, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels, although are not equal to those of the RCRA stack, they exceed the limits set by the State. On April 7, 2016, the Attorney for the State and DTSC, demanded that the Company remove soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of land RCRA was located and disposed of it in an approved confinement. So far the estimated amount of land to remove is 400 tons and the cost involved is unknown.

-	The Company shall continue to meet the conditions of the final judgment, the agreement corrective measures and all tasks arising from this, that were entered in the same court in 2004. At this time what will result from these reports, the corrective measures that will be suggested and/or its cost is unknown.

-	The DTSC inform us, on August 5, 2016, not dig the perimeter of the area where the soil pile RDRA was located, but carry out the workplan of the zone.

-	The Company, based on the experience of the shipments in recent years, believes that the cost of sending the remaining stack would result in a total of USD $ 0.3 million and $ 0.5 million. As of December 31, 2016, the Company has created a reserve for USD $ 0.4 million under the heading of other accounts payable in the consolidated statement of financial position.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.7 million and USD$ 2.9 million were recorded as of December 31, 2016 and 2015, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2016, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.7 million, (USD$ 1.2 million and USD$ 1.7 million in 2015), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	On the other hand, the Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines. Such authorities are currently reviewing some subsidiaries and it has not completed its reviews.

f.	Tax authorities in United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On January 19, 2017, the Company was notified with the excerpt issued by the General Direction of Crimes and Sanctions of the National Banking and Exchange Commission (CNBV), for the probable realization, in the re-purchase of own stock operations, of several behaviors that, under the judgment of the CNBV, could be different to the ones established in the “Ley del Mercado de Valores (LMV)”. On February 9, 2017 Grupo Simec filed the statement of manifestations to the administrative sanction procedure, which up to date, is pending of resolution and therefore it is not possible to determine its result. The possible sanction imposed, as the case may be, to the Company will be determined in accordance with the parameters established in the LMV.

25.	Commitments

a.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2016, and 2015, rental expenses relating to operating leases amounted to USD$ 1.1 million, and USD$ 1.5 million, respectively. As of December 31, 2016, total minimum lease payments under non-cancelable operating leases will amount USD$ 0.87 million, USD$ 0.50 million, USD $0.49 million and USD$ 0.01 millons and 2017, 2018, 2019, and 2020 respectively. Currently there are no additional obligations post-2020.

b.	On August, 2012, the Company entered into a contract with the supplier Russula, S.A. for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. As of December 31, 2016, only 10% remains outstanding, until delivery of final acceptance certificate of the plant and the warranty. Such payment was made on January, 17, 2017.

c.	On August of 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. As of December 31, 2016, only 5% remains outstanding, until delivery of the proforma invoice and the final acceptance certificate. Such payment was made on January, 2017.

d.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2016 and 2015, the Company recognized income from this agreement of USD$ 1.0 million and USD$ 3.2 million, respectively. Unlike the previous contract the payments are earned by event and how they accrue.

e.	As mentioned in Note 2-h a new plant of special steels is on construction, consequently, on October 20 began the contract “turnkey” signed with Danieli & Officine Meccaniche for the construction of the new plant (except civil engineering) and the supply of all equipment. The contract value is approximately USD$ 203 million, of which at 31 December 2015 have been paid advances for USD$ 27.7 million and during 2016, and until the date of the financial statements issue others USD$ 59.4 million. The civil work is almost finished, the last shipment of the machinery is scheduled for July 2017, and all the services needed to start operations are already contracted. The project is estimated to conclude in April. 2018.

f.	In January 2013, the Company entered into a 15-year product supply agreement with Air Products and Chemicals, Inc. The agreement required that Air Products and Chemicals build and install a plant for the production of oxygen, nitrogen and argon in the Lorain, Ohio facilities. The fifteen-year term of this agreement would come in force at the moment the plant came into operation. The plant did not start operations because of what is indicated in Note 10. In August 2016, the Company entered into a new agreement with Air Products and Chemicals, Inc. to purchase the previously installed plant for USD $ 30 million and totally cancel the supply contract. The amount of the purchase was agreed to settle it as follows: an initial payment of USD $1.2 million and the remaining of USD $28.8 million over a period of 6 years with monthly payments equal to USD $0.4 million without payment of interest.

26.	Financial statements issuance authorization

On March, 30, 2017, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis Garcia Limon and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, of Grupo Simec, S.A.B. de C.V, respectively, for the approval of the Audit Committee and the board of directors.