Form 20-F/A
period 2016-12-31
GROUP SIMEC SA DE CV
filed 2017-07-10
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the U.S. Securities and Exchange Commission on May 15, 2017 (the “Original 20-F”), amends Items 5A, 5B, 15D and 19 of the Original 20-F, and includes exhibit 16.1 thereto. No other information included in the Original 20-F is amended hereby. For presentation purposes only, this Amendment No. 1 restates in its entirety the Original 20-F.

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

Cost of Sales

Our cost of sales decreased 1%, from Ps. 23,097 million in 2015 to Ps. 22,776 million in 2016, which decrease is mainly attributable to a 4% decrease in the average price per ton of steel products sold and to the fact that in 2016 Ps. 466 million was charged against the cost of sales as a result of the increase in the value of the coke inventory, compared to Ps. 552 million in 2015. Cost of sales as a percentage of net sales was 83% in 2016 and 94% in 2015. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.4 (Ps. 29) per hour in 2016 and U.S.$1.7 (Ps. 35) per hour in 2015, compared to U.S.$61.3 (Ps. 1,267) and U.S.$52.5 (Ps. 1,085) per hour for 2016 and 2015, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Cost of Sales

Our cost of sales decreased 38%, from Ps. 11,829 million in 2015 to Ps. 7,332 million in 2016, which decrease is mainly attributable to a 30% decrease in shipments of finished steel products, a decrease of 11% in the prices of raw materials used for the production of finished products and to the fact that in 2016 Ps. 466 million was charged against the cost of sales as a result of the increase in the value of the coke inventory, compared to Ps. 552 million in 2015. Cost of sales as a percentage of net sales was 79% in 2016, compared to 125% in 2015.

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

As of December 31, 2016, we have the following commitments for capital expenditures:

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

Fiscal Year Ended December 31, 2016

As a result of the evaluation on the effectiveness of our internal controls for the year ended December 31, 2016 by our external auditors and the material weaknesses and deficiencies identified during that period, the company worked to address material weaknesses and significant deficiencies, focusing particularly on those that were feasible to address within the last quarter of 2016. To this end, the company engaged Mazars, a group of external advisors, to assist in the production of a work plan to resolve or mitigate such material weaknesses and significant deficiencies (although such material weaknesses and significant deficiencies were not resolved or mitigated as of December 31, 2016), including through the following:

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.**

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1	Former Accountant's Letter pursuant to Item 16F of Form 20-F.

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: July 10, 2017

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

San Luis Potosí, S.L.P., Mexico

May 12, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated statements of financial position of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2015, nor the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2015 and 2014, which total consolidated assets represent approximately 10% of the total consolidated assets at that date, and its net consolidated sales for the years ended as of December 31, 2015 and 2014 represented 4% and 5% of the total net consolidated sales, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Simec, S.A.B. de C.V. and subsidiaries as of December 31, 2015, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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