Form 20-F
period 2017-12-31
GROUP SIMEC SA DE CV
filed 2018-05-16
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F

___________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-11176

_________________________________

GRUPO SIMEC, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

_________________________________

GROUP SIMEC

(Translation of registrant’s name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization)

_________________________________

Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

(Address of principal executive offices)

Mario Moreno Cortez, telephone number 011-52-33 3770-6700, e-mail mmoreno@gruposimec.com.mx

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

_________________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of common stock as of December 31, 2017 was:

Series B Common Stock —494,046,650 shares

_________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (note: not required of registrant)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 19.7354 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2017. On May 11, 2018, the interbank transactions rate for the peso was Ps. 19.5387 per U.S.$1.00.

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

This annual report includes our consolidated financial statements as of December 31, 2016 and 2017 and for each of the three years ended December 31, 2015, 2016 and 2017. We have adopted International Financial Reporting Standards (IFRS), and its amendments and interpretations, as issued by the International Accounting Standard Board (IASB). We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

When preparing the financial statements for our individual subsidiaries and transactions in currencies other than our functional currency, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The U.S. dollar was considered as the functional currency of all the U.S. subsidiaries (except Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc., which were subsidiaries of Corporacion Aceros DM, S.A. de C.V., until they merged in 2015) and the Brazilian Real was considered as the functional currency for GV do Brasil Industria e Comercio de Aço LTDA.; therefore, the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date, to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption “translation effects of foreign subsidiaries.”

The Mexican peso was considered until 2015 the functional currency of the Simec International 8, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. until the date they merged, after which they use the U.S. dollar as their recording currency. Therefore, the financial statements were translated to Mexican pesos before the subsidiaries merged, as follows:

-	Monetary assets and liabilities, by applying the exchange rates at the balance sheet date.

-	Non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate.

-	Revenues, costs and expenses, except those arising from non-monetary assets or liabilities that are translated using the historical exchange rate for the related non-monetary asset or liability, are translated on the base of the exchange rates in force at the dates of the transactions.

Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

The translation effect in the results of operations for the years ended December 31, 2017, 2016 and 2015 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos)	Change
December 31, 2015	17.3398	2.6050
December 31, 2016	20.6640	3.3242
December 31, 2017	19.7354	(0.9286)

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information as of December 31, 2013, 2014 and 2015 and for each of the years ended December 31, 2013, 2014 and 2015 has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and the selected financial and operating information as of and for the years ended December 31, 2016 and 2017 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International Limited (“Moore Stephens”). BDO and Moore Stephens have relied on the audited consolidated financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens. The financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA, as of December 31 2015 and 2014 and for each of the years ended December 31, 2015 and 2014, have been reported by BDO RCS Independent Auditors SS and for the years ended December 31, 2016 and 2017, the financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA have been reported by Moore Stephens Lima Lucchesi, member of Moore Stephens International Limited. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2013	2014	2015	2016	2017	2017 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:

Net sales	24,369	26,829	24,476	27,516	28,700	1,454
Cost of sales	22,410	25,492	23,097	22,776	23,994	1,216
Impairment of property, plant and equipment	-	-	2,072	-	-	-
Gross profit (loss)	1,959	1,337	(693)	4,740	4,706	238
Administrative expenses	732	801	1,163	879	954	48
Depreciation and amortization	385	393	419	398	285	14
Other (expense) income, net	(59)	61	173	(36)	7	-
Interest income	20	25	34	107	54	3
Interest expense	28	23	40	40	54	3
Foreign exchange gain (loss)	(67)	474	(382)	1,775	(654)	(33)
Income (loss) before taxes	708	680	(2,490)	5,269	2,820	143
Income tax expense	(281)	162	771	926	1,098	56
Net income (loss)	989	518	(3,261)	4,343	1,722	87
Non-controlling interest income (loss)	(527)	(686)	(2,047)	1,458	-	-
Controlling interest income (loss)	1,516	1,204	(1,214)	2,885	1,722	87
Net income (loss) per share(2)	3.06	2.44	(2.47)	5.93	3.49	0.18
Net income (loss) per ADS(2)	9.18	7.33	(7.40)	17.79	10.468	0.53
Weighted average shares outstanding (thousands)(2)	495,732	492,781	492,421	486,516	493,918	493,918
Weighted average ADSs outstanding (thousands)(2)	165,244	164,260	164,140	162,172	164,639	164,639
Balance Sheet Data:

Total assets	33,280	35,896	32,244	41,639	45,538	2,308
Total short-term liabilities	4,705	5,821	5,588	5,519	7,237	367
Total long-term liabilities(3)	2,300	2,295	1,535	2,910	4,179	212
Total stockholders’ equity	26,275	27,780	25,121	33,210	34,122	1,729

Cash Flow Data:

Cash provided by operating activities	2,051	1,370	(382)	5,822	2,772	140
Cash provided by (used in) financing activities	(259)	(48)	(285)	(3,166)	(2,706)	(137)
Cash (used in) provided by investing activities	(2,948)	(2,060)	(655)	(1,495)	(374)	(19)

Other Data:

Capital expenditures	3,178	1,858	648	3,100	3,040	154
Adjusted EBITDA(4)	1,895	1,261	1,058	4,892	4,933	250
Working capital(5)	11,497	11,852	11,392	17,488	18,872	956
Depreciation and Amortization	1,053	1,118	1,261	1,429	1,466	74
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(6)	3,818	3,830	4,330	4,132	4,001	N/A
Mexico	1,288	1,419	1,452	1,495	1,404	N/A
United States, Canada, Brazil and elsewhere outside Mexico	776	778	574	590	687	N/A
Total tons shipped	2,064	2,197	2,026	2,085	2,091	N/A
SBQ steel	989	1,131	929	761	733	N/A
Structural and other steel products	1,075	1,066	1,097	1,324	1,358	N/A
Number of employees	5,117	4,861	4,420	3,973	3,767	N/A
Per ton data

Net sales per ton(7)	11,807	12,212	12,081	13,197	13,725	695
Cost of sales per ton(7)	10,858	11,603	11,400	10,924	11,475	581
Adjusted EBITDA(4) per ton(7)	918	574	522	2,346	2,359	120

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 19.7354 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2017.

(2)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means net income (loss) excluding: (i) depreciation, amortization and impairment expense; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017(1)
	(millions of pesos)					(millions of U.S. dollars)

Net income (loss)	989	518	(3,261)	4,343	1,722	87
Impairment of property, plant and equipment	-	-	2,072	-	-	-
Depreciation and amortization	1,053	1,118	1,261	1,429	1,466	74
Other (expense) income	(59)	61	173	(36)	7	-
Interest income	20	25	34	107	54	3
Interest Expense	28	23	40	40	54	3
Foreign exchange gain (loss)	(67)	474	(382)	1,775	(654)	(33)
Income tax expense	(281)	162	771	926	1,098	56
Adjusted EBITDA	1,895	1,261	1,058	4,892	4,933	250

(5)	Working capital is defined as excess of current assets over current liabilities.

(6)	Installed capacity is determined at December 31 of the relevant year.

(7)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31	High	Low	Average(1)	Period End
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62
2017	21.89	17.48	18.88	19.64

Month in 2018	High	Low	Average(1)	Period End
January	19.48	18.49	18.91	18.62
February	18.90	18.36	18.65	18.84
March	18.86	18.17	18.59	18.17
April	19.02	17.97	18.39	18.77
May (through May 4)	19.20	18.83	19.05	19.20

(1)	Average of month-end or daily rates, as applicable.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. Global steel prices decreased in 2013, 2014 and 2015, and in 2016 and 2017 global steel prices began to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2013 decreased approximately 6%, in 2014 increased approximately 7%, in 2015 decreased approximately 16%, in 2016 increased approximately 2% and in 2017 increased approximately 31%; prices of ferroalloys in 2013 decreased approximately 5%, in 2014 increased approximately 16%, in 2015 decreased approximately 9%, in 2016 decreased approximately 13% and in 2017 increased approximately 22%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

As of December 31, 2017, we had 136,541 metric tons of coke inventory, which is one of the principal raw materials used in blast furnaces. We have not used this raw material in recent years because our Lorain, Ohio blast furnace facility has been idle since 2008. We intend to start using coke as a substitute for coal in our productive process in our other plants in Mexico and the United States. However we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 1,037 million (U.S.$52.6 million) to our coke inventory. However, prices for coke have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coke prices could adversely affect the value of our existing inventory.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 9% in 2013 and 7% in 2014, decreased approximately 12% in 2015, in 2016 increased approximately 1.5% and in 2017 increased approximately 22%, and prices for natural gas increased approximately 16% in 2013 and 25% in 2014, decreased approximately 23% in 2015, increased approximately 8% in 2016 and increased approximately 22% in 2017. Moreover, energy costs constitute a significant and increasing component of our costs of operations. Our energy cost was 13.1% of our manufacturing conversion cost for 2017 compared to 13.5% for 2016, 13% for 2015, 14% for 2014, and 13% for 2013.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2017, we have not entered into derivative financial instruments in Mexico, the United States or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last seven years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2011, 2012, 2013, 2014, 2015, 2016 and 2017, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board, (United States of America)) in our internal controls over financial reporting (our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2016). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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
8

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

Fiscal Year Ended December 31, 2016. Our external auditors incorporated into their “Attestation Report of the Independent Registered Public Accounting Firms” for the year ended December 31, 2016, the following assessment of our internal controls, which included the following material weaknesses:

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

Fiscal Year Ended December 31, 2017. In our assessment of our internal controls over financial reporting for the year ended December 31, 2017, we and our external auditors identified the following material weaknesses:

•	Insufficient training on, and knowledge of, COSO and the related operation of the control environment for mid-level personnel of the Company.
•	A lack of a formalized policy related to the delegation of authority clearly defining the roles and responsibilities for employees.
•	The Company lacks a system of assessing and monitoring employee performance to increase their skills to be prepared for the complexity of the Company´s operation.
•	The Company does not maintain a detailed accounting manual and closing checklists. The lack of such procedures reduces the likelihood of detecting errors on a timely basis during the financial close. Similarly, there is a lack of documents supporting the existence of supervisory review over accounting entries recorded by the Company.
•	The Company does not maintain appropriate evidence over records supporting certain matters in regards to fixed assets:
•	There is insufficient data to support certain adjustments to fixed assets recorded on the books of the Company.
•	The Company does not have an appropriate system to properly store records in regards to significant acquisitions of fixed assets.
•	The Company failed to reconcile their recorded fixed assets to the underlying support.
•	The Company did not document appropriate authorizations in regards to capital investments or to increases in the planned size of an ongoing investment project.
•	The Company has neither a system of tagging and tracking fixed assets nor a process for taking periodic inventories to determine the continued existence of recorded fixed assets.
•	The Company lacks sufficient documentation and internal controls related to the process of obtaining credit. The Company also lacks sufficient training for personnel responsible for monitoring such credit facilities in regards to fraud detection and ongoing compliance matters.
•	The Company lacks a program to ascertain that the administrative staff with access to accounting records are sufficiently trained and monitored.

•	The Company lacks an appropriate environment to ensure that the financial records are closed in accordance with International Financial Reporting Standards properly and in a timely manner. Items identified included:
o	A lack of appropriate accounting resources at the corporate level which adversely impacted the operation of key supervision controls over the accounting department, the financial statement closing process, and the process of computing and authorizing journal entries.
o	A lack of appropriate procedures to analyze the results of the business units prior to consolidation.
o	A lack of a unified computerized general ledger or enterprise resource planning system among the business units. There is also a lack of a common chart of accounts which would simplify the consolidation process.
o	A lack of an appropriate consolidation system allowing management to properly supervise the preparation of consolidated financial information. The system is highly manual, increasing the risk of human error and lacking sufficient oversight as the process is largely performed by a single member of the accounting staff.
•	An audit performed on the information technology systems of the Company determined that approximately 25% of controls over the information technology infrastructure were either deficient in design or missing. Additional findings include:
o	A lack of an internal reference framework methodology to ascertain and assess information technology risks.
o	The lack of a methodology to evaluate the design and operational effectiveness of key controls over critical business processes.
o	No system of verification of the access profiles of personnel or a process to verify that accounts of former employees are properly closed.
•	In the case of GV do Brasil Indústria e Comércio de Aḉo Ltda in Brasil we observed an inadequate segregation of duties, in respect to system access and activities related to:
o	The person with final responsibility for the preparation of the financial reports is also responsible for the corporate tax area, financial management (approval of payments and receipts, analysis of client credit risks including credit limits still not established, and negotiations with clients), monthly calculation of the costs of the products sold (and, consequently, of the value of the inventories of finished products), and assessment of the amount of physical impurities contained in scrap inventories, which also determines the valuation.
o	The person responsible for supervising the physical movements of raw materials and finished products also has the following duties: authorization to issue sales invoices, the authority to adjustment quantities of inventory items, and also responsibility for planning and authorizing the movements of the physical inventory of between inventory locations.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that as a component of the financial control process, certain accounts are not being reconciled quarterly to the underlying details and the components of certain other accounts are not being reviewed by management.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that a control requiring the signatures of the vice-president of Finance, head of information technology and the General Manager to authorize all expenditures over $25,000 was not operating effectively. A number of the purchases lacked the required supporting signatures.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that the controller at one of the production plants failed to properly perform all required tests to review the inventories to be sure they are properly recorded at the lower of cost or market, and also failed to obtain approval for a journal entry which should be generated from the analysis.

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

On October 14, 2014, the United States International Trade Commission (USITC) determined that the U.S. steel industry is materially injured by reason of imports of steel concrete reinforcing bars from Mexico, that are sold in the United States at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico. On June 8, 2017, the US Department of Commerce issued a final resolution in which it determined that the tariff would be 0%.

Recent events, including the U.S. presidential election and Brexit in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. On March 1, 2018, U.S. President Trump announced a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States for an indefinite amount of time under Section 232 of the Trade Expansion Act. If formally enacted, such tariff may have a material effect on the demand and price of steel in Canada, Brazil, South Korea, Mexico, Russia and China (which include some of the top importers of steel products into the United States). In addition, the announced tariff may cause other countries and trading blocks to impose similar tariffs and trade barriers and could ignite a global trade war that limits the supply and restricts the free trade of steel.

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

As of December 31, 2017, approximately 81% of our non-Mexican and 44% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2017, 2016, 2015, 2014 and 2013, sales to our ten largest customers in the United States accounted for approximately 68.7%, 62.1%, 56.8%, 51.4% and 40.6% of our consolidated revenues in the United States, respectively, and approximately 20%, 18.1%, 21.5%, 23.6% and 21.1% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

Our significant investment in the new Lorain, Ohio, electric arc furnace, built in response to the expected growth prospects in the United States oil and gas drilling and exploration industry, was a major contributor to the operational losses incurred in 2014 and 2015. Additionally, the U.S. $15 million (Ps. 310 million) investment in an electric bottom tapping furnace in 2012 at the Canton facility, intended to drive operational and productivity improvements, resulted in an initial challenge to master the new technology, which drove operational losses in 2013 in our United States segment. In response to the severe economic downturn in the energy exploration sector, which caused a significant drop in demand for seamless pipe, the entire Lorain facility was temporarily idled in

2015. This action halted the significant losses and allowed the business to focus on other industries which we continued to supply (mainly the automotive industry) where demand for our products remains strong. We cannot assure you that a new economic downturn in the future could not materially and adversely affect our business, results of operations, liquidity and financial condition.

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

In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier.” The automotive industry has put these stringent conditions in place for the production of auto parts to assure vehicle quality and safety. We currently are an approved supplier for our automotive parts customers. Maintaining these certifications is key to preserving our market share, because they can be a barrier to entry in the SBQ market, and we cannot assure you that we will be able to do so.

Failure to comply with environmental laws and regulations may result in fines, penalties or other significant liabilities or prevent us from operating our facilities.

Our operations are subject to a broad range of environmental laws and regulations governing our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been the subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by these efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico, the U.S. and Canada became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. However, in June 2017, U.S. President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to greenhouse gas emissions. In August 2017, the U.S. State Department officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

As of April 23, 2018, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

We have had a number of transactions with our affiliates.

Historically, we have engaged in a number and variety of transactions on market terms with our affiliates, including entities that Industrias CH owns or controls. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant. See Item 7.B “Related Party Transactions.”

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

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including over the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among us and our clients, suppliers and also among our subsidiaries and facilities. Security breaches or infrastructure flaws can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches or flaws, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Cyber threats are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of single “hackers” or small groups of “hackers.”

Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider's security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also result in a defeat of security measures and a breach of information systems. Moreover, hardware, software or applications we use may have inherent defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. A security breach and loss of information may not be discovered for a significant period of time after it occurs. While we have no knowledge of a material security breach to date, any compromise of data security could result in a violation of applicable privacy and other laws or standards, the loss of valuable business data, or a disruption of our business. A security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage to our customer relationships and reputation, and result in fines, fees, or liabilities, which may not be covered by our insurance policies.

Risks Related to Global Economic Conditions

Global economic conditions, such as the latest financial crisis and economic recession that occurred during 2008 and 2009, may significantly impact our business.

The financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular has reduced demand for steel products in North America and globally. These economic conditions significantly impacted our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession. As a result, our operating levels declined compared to pre-recession levels. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2013, 2014 and 2015, in 2016 we experienced a reduction in our sales, and in 2017 there was a slight increase in sales to the automotive industry compared to 2016. In addition to slackening demand by end consumers, we believe that some of our customers continue to experience and may experience in the future difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. Moreover, if a new global economic downturn occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. A decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Additionally, if global economic conditions deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 63% of our net sales of SBQ in 2017. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The latest global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9%, in 2013 grew by 1.1%, in 2014 grew by 2.3%, in 2015 grew 2.5%, in 2016 grew by 2.9% and in 2017 grew by 2% (according to preliminary figures of the Instituto Nacional de Estadística y Geografía (INEGI)), in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 in August 5, 2008, and a high of Ps. 20.84 to U.S.$1.00 in November 14, 2016. In 2017 the exchange rate registered a low of Ps. 17.48 to U.S.$1.00 and a high of Ps. 21.89 to U.S.$1.00.

A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer to convert Mexican pesos into U.S. dollars and other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future.

Currency fluctuations or restrictions on transfer of funds outside Mexico may have an adverse effect on our financial performance, and could adversely affect the U.S. dollar value of the price of our Series B shares and the ADSs.

On December 17, 2015, a day after the U.S. Federal Reserve increased the target range for the federal funds rate in the United States by 25 basis points, the Mexican Central Bank increased the reference rate from 3.00% to 3.25% in an effort to counteract a sharp depreciation of the Mexican peso that could affect Mexico’s expected rate of inflation. On February 17, 2016, the Mexican Central Bank further increased the reference rate from 3.25% to 3.75%, and has been increasing the reference rate regularly since then, to 7.50% as of February 4, 2018. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.0% for 2013, 4.1% for 2014, 2.1% for 2015, 3.4% for 2016 and 6.8% for 2017. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. However, Donald Trump’s victory in the U.S. presidential election in November 2016, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the U.S. and Mexico. On January 20, 2017, Donald Trump became president of the U.S. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes. On March 1, 2018, President Trump announced a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States for an indefinite amount of time under Section 232 of the Trade Expansion Act. In addition, leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. After numerous rounds of discussion, there was no progress on divisive issues such as car manufacturing. Tariffs could impact the interconnected supply chain of many industries, including automobiles, and this could potentially harm NAFTA renegotiation talks. Moreover, under the terms of the NAFTA agreement, President Trump has the authority to withdraw from NAFTA with a six month notice. Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration (which may result in regulatory gridlock or on the contrary, it could result in a major regulatory change) could have a material adverse effect on the Mexican economy, which, in turn, could affect our business, financial condition and results of operations.

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

Our financial statements are prepared in accordance with IFRS and therefore are not directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

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

In addition, the Brazilian Congress opened impeachment proceedings against President Dilma Rousseff on December 2, 2015 for allegedly breaking budget laws as she increased economic stimulus during her re-election campaign last year. On April 17, 2016, the Brazilian Congress voted in favor of the admissibility of the impeachment proceedings. On August 31, 2016, the Brazilian Senate voted in favor of the dismissal of President Dilma Rousseff and the then-Vice-President Temer assumed office to complete the remainder of the presidential mandate. More recently, in May 2017, the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office has increased uncertainty with respect to the future prospects of the Brazilian market. Furthermore, although the Brazilian Superior Electoral Court (Tribunal Superior Eleitoral) in a 4 to 3 vote has recently acquitted Dilma Rousseff and Michel Temer of charges of illegal campaign financing that could annul the presidential election that took place in 2014 and ultimately could require President Michel Temer to vacate the presidential office, this decision may still be appealed to the Brazilian Supreme Court (Supremo Tribunal Federal). In addition, a number of requests for impeachment have been filed against Mr. Temer, as well as criminal charges by the Brazilian Federal Prosecutor’s Office, which could also result in his removal from office, after allegations surfaced that Mr. Temer had allegedly been leading a political corruption related criminal organization. Furthermore, recently a Brazilian federal appeals court unanimously upheld the conviction of former president Luís Inácio Lula da Silva on corruption charges uncovered by the Lava Jato operation, a decision which can still be appealed to the Brazilian Supreme Court. We cannot predict whether these investigations and lawsuits will bring about further economic and political instability or if new allegations against high officers of the Brazilian Federal Government will arise in the future. This situation has adversely affected, and we expect that they will continue to adversely affect, the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict their effects on the Brazilian economy which could have a material adverse effect on us.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015, 7.2% in 2016 and 2.95% in 2017. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 5.6% in 2013, 6.2% in 2014, 11.3% in 2015, 6.6% in 2016 and 2.95% in 2017. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, the Brazilian price inflation rate (IPCA) has continued to increase, reaching 10.7% in 2015 (the highest level recorded since 2003), and reaching 6.3% for the twelve-month period ending December 31, 2016.

Inflation has eased back into the target range of 4.5% as consumer prices moderated to 3.6% in May, 2017, down from 9.3% a year before and a peak of 10.7% in late 2015. Hence, monetary authorities have adopted a pro-growth policy stance. The key rate has been cut by 3% since October 2016 to 10.25% in June 2017. Moreover, downward pressures on the currency have eased.

However, the real Brazilian currency (“BRL”) remains very sensitive to political developments. For example, it depreciated by -9% against the U.S. dollar the day after the Temer scandal surfaced. Although the disinflation process is expected to continue over the next months, allowing for further rate cuts, short-term risks should be closely monitored such as (i) the impact on prices of the approval of fiscal consolidation measures, (ii) the uncertain external environment and its impact on the currency and (iii) shocks on food prices stemming to a large extent from unfavorable weather conditions.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Brazilian real depreciated 19.7% and 53.2% against the U.S. dollar in 2001 and 2002, respectively and appreciated 18.0%, 8.0%, 12.3%, 8.5% and 17.0% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. In 2008, the Brazilian real depreciated again approximately 31.9% against the U.S. dollar. In 2009, the Brazilian real appreciated 25.3% against the U.S. dollar, while in December 31, 2010 the Brazilian real to U.S. dollar exchange rate was R$1.6662, according to the Brazilian Central Bank. In 2011, the Brazilian real depreciated by 13.6% against the U.S. dollar, from R$1.6510 in the beginning of the period to R$1.8758 by the end of the period, and in 2012 the Brazilian real went from R$1.8683 in the beginning of the year to R$2.0435 by the end of the period, amounting to a 9.4% depreciation against the U.S. dollar. In 2013, the Brazilian real went from R$2.0415 in the beginning of the year to R$2.3426 by the end of the period. In 2014, the Brazilian real went from R$2.3975 in the beginning of the year to R$2.6652 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the Brazilian real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Brazilian real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Brazilian real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the Brazilian real went from R$3.2591 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a depreciation of 1.5% against the U.S. dollar. There can be no assurance that the Brazilian real will not depreciate or appreciate further against the U.S. dollar.

Item 4.	Information on the Company

A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico, Canada and Brazil. We believe that in 2013, 2014, 2015, 2016 and 2017 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of sales volume. We also believe that in 2013, 2014, 2015, 2016 and 2017 we were an important producer of structural and light structural steel products in Mexico in terms of sales volume.

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

Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are a sociedad anónima bursátil de capital variable, organized under the laws of Mexico. We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is +52-33-3770-6700.

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

On May 30, 2008, we acquired all the capital stock of Aceros DM and certain affiliated companies (“Grupo San”) for a total cost of approximately Ps. 8,730 million (U.S.$844 million at the exchange rate at that time). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants have a production capacity of 700 thousand tons of finished products annually.

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

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund accounts receivable. The agreement was amended on October 26, 2016, so that any party can terminate the agreement after giving seven days’ notice. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million (Ps. 620 million). Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against the Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of Ps. 501.3 million (U.S.$25.4 million) and Ps. 427.7 million (U.S.$20.7 million) of accounts receivable to purchasers during the years ended December 31, 2017 and 2016, respectively. Discount fees incurred pursuant to this agreement were approximately Ps. 9.5 million (U.S.$0.5 million) and Ps. 5.6 million (U.S.$0.3 million) for the years ended December 31, 2017 and 2016, respectively. Of the face amount of accounts receivable sold to purchasers, Ps. 37.5 million (U.S.$1.9 million) and Ps. 55.8 million (U.S.$2.7 million) had not been collected by the purchaser at December 31, 2017 and 2016, respectively, and therefore, such amount at December 31, 2017, is subject to possible charge-back to us.

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

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). In October and December 2015, we acquired land adjacent to our existing plant in Tlaxcala, which will increase the extension to a total of 100 hectares. On October 20, 2015, we entered into an agreement with Danieli & Officine Meccaniche for the construction (excluding civil engineering) of the plant and the provision of all required equipment. The total budget for the project will be approximately U.S.$600 million (Ps. 12,398 million), which will be financed with our own resources. The start of steelmaking operations is scheduled for the month of May 2018 and an estimated pre-operating period of between six to eight months.

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

On December 5, 2017, Grupo Simec, S.A.B. de C.V. and Simec International 7, S.A. de C.V. (a subsidiary), acquired 2,000 Class "I" ordinary shares, nominative and without nominal value in a company called Señales del Norte S.A. de C.V., representing the fixed portion of its capital stock, which represented 100% of the shares of that class and 3,908,782 class "II" shares, without voting rights, nominative, and without nominal value, which represented 100% of the variable portion of the share capital, in the aggregate amount of Ps. 122.7 million pesos, so that as of that date Señales del Norte SA de CV is consolidated in our financial statements. On March 13, 2018 we changed its name to "Siderúrgicos Noroeste S.A. de C.V. "

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2018 will be approximately Ps. 1,161.7 million (U.S.$58.9 million), consisting of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2018 may differ significantly from such estimate.

In 2017, we spent Ps. 622.8 million (U.S.$31.6 million) on capital investments for Republic’s facilities, including Ps. 8.1 million (U.S.$0.4 million) at the Lorain, Ohio facility, Ps. 54.8 million (U.S.$2.8 million) at the Lackawanna, New York facility, Ps. 546.5 million (U.S.$27.7 million) at the Canton, Ohio facility, Ohio facility, Ps. 8.7 million (U.S.0.4 million) at the Solon, Ohio facility, and Ps. 4.7 million (U.S.$0.2 million) at the Massillon, Ohio, facility. We spent Ps. 2,394.5 million (U.S.$121.3 million) on capital improvements at our facilities in Mexico, including Ps. 1,525 million (U.S.$77.3 million) at the Apizaco facility, Ps. 3.5 million (U.S.$0.2 million) at the Mexicali facility, Ps. 106.8 million (U.S.$5.4 million) at the Guadalajara facility, and Ps. 759.2 million (U.S.$38.4 million) at the San Luis facilities. We also spent Ps. 22.2 million (U.S.$1.1 million) in our steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

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

In 2015, we spent Ps. 0.4 million (U.S.$0.02 million) on capital investments for Republic, at the Lorain, Ohio facility. We spent Ps. 574.2 million (U.S.$35.9 million) on capital improvements at our facilities in Mexico, including Ps. 509.2 million (U.S.$31.8 million) at the Apizaco facility, Ps. 43.1 million (U.S.$2.7 million) at the Mexicali facility, Ps. 7.4 million (U.S.$0.5 million) at the Guadalajara facility, and Ps. 14.5 million (U.S.$0.9 million) at the San Luis facilities. We also spent Ps. 73.1 million (U.S.$4.6 million) in the construction of a new steel facility on Pindamonhangaba, Sao Paulo State, Brazil, which started operations in November 2015.

B.	Business Overview

In the United States, Mexico and Brazil, we own and operate thirteen state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.6 million tons and a combined annual installed rolling capacity of 4 million tons. We operate both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco;

●	a mini-mill in Mexicali, Baja California Norte;

●	a mini-mill in Apizaco, Tlaxcala;

●	a cold finishing facility in Cholula, Puebla;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;
28

●	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York; Solon, Ohio and Hamilton, Ontario, all of which we own through our majority-owned subsidiary, Republic, and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba; São Paulo, Brazil.

In 2017, we had net sales of Ps. 28.7 billion, gross profit of Ps. 4.7 billion and net income of Ps. 1.7 billion. In 2017, approximately 30% of our consolidated sales were in the United States and Canada, approximately 58% were in Mexico, approximately 11% were in Brazil and approximately 1% were exports to other markets outside the American Continent.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. In our Brazil facility, we produce rebars. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.
29

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facility. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican, U.S. and Canadian facilities, primarily to supply the auto part industry.

●	Semi-finished tube rounds. These are wide round bars used as raw material for the production of seamless pipe. The semi-finished tube rounds are made of SBQ steel, and we produce them in our U.S. facilities. Seamless pipe manufacturers use them to produce pipes used in the oil extraction and construction industries.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2013	2014	2015	2016	2017
	(thousands of tons)
I-Beams	66.2	71.7	83.2	81.7	76.6
Channels	64.1	62.7	63.3	65.8	54.3
Angles(1)	142.2	164.3	182.3	182.5	155.9
Hot-rolled bars (round, square and hexagonal rods)	781.6	823.2	666.9	600.4	560.0
Flat bar	92.3	94.5	183.1	129.7	150.0
Rebar	568.5	567.4	577.8	774.6	854.9
Cold finished bars	195.9	207.5	126.3	163.2	149.4
Other semi-finished trade products(2)	23.6	130.8	89.4	10.7	8.4
Electro-Welded wire mesh	20.9	17.7	21.7	22.3	18.7
Wire rod	27.2	12.2	3.8	24.8	34.9
Electro-Welded wire mesh panel	25.2	19.9	22.8	28.1	24.9
Other	56.7	25.1	5.3	1.1	3.2
Total steel sales	2,064.4	2,197.0	2,025.9	2,084.9	2,091.2

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2017, approximately 35% of our steel product sales in tons represented SBQ steel products, of which we sold 65% to the auto part industry, 20% to service centers, 1% for hand tools and the remaining 14% to other industries.

In 2017, direct sales in tons to the automotive industry increased by 6% compared to 2016. In 2016, direct sales in tons to the automotive industry decreased by 23% compared to 2015. In 2015, direct sales in tons to the automotive industry increased by 18% compared to 2014. In 2014, direct sales in tons to the automotive industry increased by 44% compared to 2013. In 2013, direct sales in tons to the automotive industry decreased by 16% compared to 2012. In 2013, 2014, 2015, 2016 and 2017 sales in tons to the energy sector accounted 0.5%, 10%, 0.01%, 0.1% and 0.5%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S., Canada and Brazil product sales as a percentage of our total product sales in tons.

Steel Product Sales By Region

	Mexico					United States, Canada, Brazil and Other Countries
	Years ended December 31,
	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
I-Beams	97%	99%	98%	97%	98%	3%	1%	2%	3%	2%
Channels	51%	44%	54%	62%	55%	49%	56%	46%	38%	45%
Angles	78%	75%	82%	84%	83%	22%	25%	18%	16%	17%
Hot-rolled bars (round, square and hexagonal rods)	30%	33%	36%	42%	39%	70%	67%	64%	58%	61%
Flat bar	91%	99%	92%	95%	96%	9%	1%	8%	5%	4%
Rebar	100%	100%	99%	75%	63%	—	—	1%	25%	37%
Cold drawn finished bars	49%	54%	66%	73%	73%	51%	46%	34%	27%	27%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	100%	100%	96%	100%	—	—	—	4%	—
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	39%	3%	12%	76%	—	61%	97%	88%	24%	100%
Total (weighted average)	62%	60%	67%	68%	63%	38%	40%	33%	32%	37%

During 2017, approximately 18.5% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 14.4% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 67.1% of our sales by volume, with SBQ products representing approximately 35% of such sales and the remainder representing commercial steel products.

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

During 2017 and 2016, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally fill orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America Mfg, Inc. and Nissan North America, Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc. and Neexteer, NSK and NTN Driveshafts, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company.

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

Our major customers in 2017 include: Risatec Distribuidor, Marson Com, Fav Comercio de Ferr, Udiaco Comercio e In, Acos Sao Carlos Come, J G Ind. Metalurgica, Comercial Litoranea, Globoferros Comercio and Paranaferros Parana.

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

In 2017, we sold approximately 179,483 tons of I-beams, channels and angles at least three inches in width which represented approximately 8.6% of our total finished product sales for the year. In 2016, we sold approximately 208,660 tons of I-beams, channels and angles at least three inches in width which represented approximately 10% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 20.6% in 2017 and 24.1% in 2016, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2017, we sold approximately 859,427 tons of hot rolled and cold finished steel bars and 894,062 tons in 2016. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14% and 21%, respectively, in 2017 and 14% and 27%, respectively, in 2016. Rebar and light structural steel together accounted for approximately 963,802 tons, or 46%, of our total production of finished steel products in Mexico, the United States and Brazil in 2017. Rebar and light structural steel together accounted for approximately 895,988 tons, or 43%, of our total production of finished steel products in Mexico, the United States and Brazil in 2016. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., Nucor Corporation, ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States market, depending on the product, include Nucor, Corporation, Niagara LaSalle, Corporation, Charter Steel, Inc., Steel Dynamics, Inc., The TimkenSteel Corporation and Gerdau.

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

In 2017 there was a merger between Votorantim Aço and ArcelorMittal. The Brazilian unit of ArcelorMittal expects to conclude the takeover of rival Votorantim Siderurgia SA in the second quarter of 2018 to become the country’s largest long steel producer, with a capacity in Brazil of up to 6 million tons per year. ArcelorMittal expects to conclude the asset sales demanded by the country’s antitrust watchdog Cade to approve the takeover by April, 2018.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every facet of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications covering the period from December 20, 2017 to September 14, 2018.

As of March 19, 2018, two plants of Republic Steel are certified to ISO9001:2015 and IATF16949:2016. In the case of our plants in Canton and Lackawanna, the current certification is effective until February 2021. The Massillon Plant is certified to TS16949, and the current certification is effective until June 2018, and is in the process of being recertified to the IATF 16949 standard.  By the end of 2018, we expect all plants to be certified to ISO9001:2015 and IATF16949:2016. The plant in Solon is certified to ISO 9001:2015, and the current certification is effective until January 2021. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

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

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coke and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal decreased approximately 6% in 2013, increased approximately 7% in 2014, decreased approximately 16% in 2015, increased approximately 2% in 2016 and increased approximately 30.8% in 2017 and prices of ferroalloys decreased approximately 5% in 2013, increased approximately 16% in 2014, decreased approximately 9% in 2015, decreased approximately 13% in 2016 and increased approximately 22% in 2017. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2017, our cost of sales in Mexico, as a percentage of sales in Mexico, was 78%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 93%, as a percentage of sales in Brazil, was 89% and our consolidated cost of sales, as a percentage of consolidated sales, was 83%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, iron ore, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 59% of our consolidated manufacturing conversion cost in 2017 (64% of the manufacturing conversion cost in our Mexico operations and 47% of the manufacturing conversion cost in our U.S. operations), compared to 56% of our consolidated manufacturing conversion cost in 2016 (65% of the manufacturing conversion cost in our Mexico operations and 37% of the manufacturing conversion cost in our U.S. operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 19.1% and 9.3% of our refined scrap tonnage in 2017 and 2016, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 72.2% and 8.7%, respectively, in 2017 and approximately 83.0% and 7.7%, respectively, in 2016 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. and Canadian facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 12% of our manufacturing conversion cost in 2017, compared to 13% in 2016, and they accounted for 16% of our manufacturing conversion cost in 2017, compared to 16% in 2016 in our U.S. and Canadian facilities.

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

Electricity. In 2017 and 2016 electricity accounted for approximately 9% and 10% respectively, of our consolidated manufacturing conversion cost. Electricity accounted for 9% in 2017 of our manufacturing conversion cost and 9% in 2016 in our Mexico facilities and is supplied by the CFE. It accounted for 8% in 2017 and 12% in 2016 of the manufacturing conversion cost in our U.S. and Canadian operations and is supplied by American Electric Power Company, Nipsco Industries, Inc., New York Power and Ohio Edison. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of the manufacturing conversion cost of our U.S. operations) in 2017 and 2016. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluate the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31,

2017 and 2016 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Our steelmaking operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Canada’s federal government is also considering various approaches for reducing greenhouse gas emissions, although we do not presently believe Republic’s Hamilton, Ontario facility would be significantly impacted by this efforts since it is not a steel-producing facility. Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico, the U.S. and Canada became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. However, in June 2017, U.S. President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to greenhouse gas emissions. In August 2017, the U.S. State Department officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

In the United States, the federal environmental protection agency is developing a new rule that is expected, among other things, to impose a timeline for the phasing out of polychlorinated biphenyl (“PCB”) -containing fluid in equipment that we currently use at many of our U.S. facilities. A preliminary notice regarding this future regulation was published in 2016 for comments, and a formal proposed rule is expected within the next two years. If the rule is enacted as proposed, it will require our facilities to reduce the levels of PCBs in our equipment to less than 50 ppm within 5 years following its adoption, which will in turn require us to incur cost for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

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

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. There is currently no duty. Leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. After numerous rounds of discussion, there was no progress on divisive issues such as car manufacturing. Tariffs could impact the interconnected supply chain of many industries, including automobiles, and this could potentially harm NAFTA renegotiation talks. Moreover, under the terms of the NAFTA agreement, President Trump has the authority to withdraw from NAFTA with a six month notice. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

Mexican-European Community Free Trade Agreement. The Mexican-European Free Trade Agreement, or “MEFTA,” became effective on July 1, 2000, and taxes applying to a large quantity of imported goods were eliminated or reduced. The goal of this trade agreement is to establish a bilateral and preferential, progressive and reciprocal framework to encourage the development of trade in goods and services, taking into account the sensitivity of certain products and services sectors, and in accordance with relevant rules of the World Trade Organization (WTO). The Joint Council is responsible for deciding the arrangements and timetable for the liberalization of duties and non-duty barriers to trade in goods, in accordance with the relevant WTO rules.

Mexico-Japan Economic Association (the “Association”). On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the steel products coming from Japan currently have a zero percent rate, (iii) the products to be imported from the under the programs established by the Association, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

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

Transpacific Partnership Trade Agreement (TPP). On February 4, 2016, Mexico, along with Australia, Brunei, Canada, Chile, United States, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the TPP, in the City of Auckland, New Zealand. This treaty will grant Mexican products access to six markets (Australia, Brunei, Malaysia, New Zealand, Singapore and Vietnam) with approximately 155 million of potential consumers, which were not covered by any other trade agreement. The TPP will become effective two years after its signature, provided all 12 participating countries ratify the agreement, or when at least six countries representing at least 85% of the gross domestic product of the TPP ratify the agreement.

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

On January 23, 2018, the 11 remaining countries participating in the TPP reached an agreement in Tokyo, Japan. Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore and Vietnam, member countries of the TPP, signed the agreement on March 8, 2018 in Santiago de Chile.

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

●	On September 25, 2013, the USITC determined that there was sufficient evidence of “injury” therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.

●	On November 21, 2013, DeAcero was named a “Mandatory Respondent” of the questionnaires and on February 12, 2014, we were named the second “Mandatory Respondent” thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.

●	On April 21, 2014, preliminary “dumping” quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).

●	On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico. On November 16, 2015, we filed a request for review with the U.S. Department of Commerce against the imposed tariffs. On December 6, 2016, the US Department of Commerce issued a preliminary resolution in which it determined that the tariff is 0%.
40

●	On June 8, 2017, the US Department of Commerce issued a final resolution in which it determined that the tariff should become 0%.

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

Industrias CH
84%
Grupo Simec
100%
GSIM (2).
100%
Aceros Especiales Simec (2)
100%
GV do Brasil
100%
Pacific Steel
48.5%
1.7%
SimRep Corporation (3)
100%
Grupo San (5)
Others (1)
Guadalajara
Mexicali
Apizaco
Cholula
San Luis
100%
Republic Steel (4)
100%
Solon
Lorain
Lackawanna
Canton
Massillon
Hamilton, Ontario

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%) (incorporated in 2014); GS steel B.V. (100%) (incorporated in 2014); Aceros Especiales Simec Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015), Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V. (100%) (incorporated in 2015) and Siderúrgicos Noroeste, S.A. de C.V. (100%) (incorporated in 2017).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala; and cold finishing facilities in Cholula, Puebla; and San Luis Potosí., these facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities are operated by Orge, S.A. de C.V. (incorporated in October, 2012). These facilities are operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April, 2015 and October 2015, respectively. These facilities are operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) y Aceros Especiales Simec Tlaxcala, S.A. de C.V. (incorporated in 2015), since March 2016 and July 2016, respectively.

(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.

(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. and Canadian facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio; Solon, Ohio; and Hamilton, Ontario, Canada, all of which are owned directly by Republic.

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%) and Malla San 2, S.A. de C.V. (99.98%).

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2016:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
GS Steel BV	Netherlands	100.00%
RRLC S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant S.A.P.I. de C.V.	Mexico	97.61%
42

Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Recursos Humanos de la Industría Siderúrgica de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%

The U.S. dollar is the functional currency of our U.S. subsidiaries, except Simec 8 International, Inc., Steel Promotor, Inc. and Coadm Steel, Inc., which are not listed above and whose functional currency is the peso. These entities were merged into Simec USA Corp at the beginning of 2015 and, therefore, are no longer in operations. Prior to the merger, these entities recorded uncollected accrued interest for the year ended December 31, 2014 and their main assets and liabilities were accounts receivable and payable to related parties denominated in pesos. These three subsidiaries were previously Mexican entities and in 2014 changed their tax residence to the United States. Prior to the merger but after changing their tax residence to the United States, these entities had minimal operations and, therefore, until 2015 we considered, that their functional currency was the Mexican peso. In 2013, these subsidiaries operated in Mexico and were treated as Mexican subsidiaries.

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 13 facilities throughout America. At December 31, 2017, our crude steel production capacity was 4.6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.4 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2 million tons of crude steel production capacity, operating five mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity and our Brazil operations have 0.5 million tons of crude steel production capacity. In addition, we have 4 million tons of rolling and finishing capacity, of which 1.8 million are located in Mexico, 1.7 million are located in the United States and Canada and 0.5 million are located in Brazil.

We operate seven mini-mills, five in Mexico, one in the United States and one in Brazil. The Mexican mini-mills are located in Guadalajara, Jalisco; Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. Our mini-mill in Brazil is located in Pindamonhangaba; São Paulo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. Processing mills are located in Massillon, Ohio, Hamilton, Ontario and Solon, Ohio.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2013	2014	2015	2016	2017
	(tons in thousands)
Melt shops
Steel billet production	2,289.5	2,483.7	2,318.0	2,219.6	2,288.0
Annual installed capacity(1)	4,500.0	4,207.9	4,552.9	4,552.9	4,596.9
Effective capacity utilization	50.9%	59.0%	50.9%	48.8%	49.8%
Rolling mills
Total production	2,300.2	2,286.3	2,206.4	2,211.4	2,171.6
Annual installed capacity(1)	3,817.6	3,829.6	4,279.6	4,131.8	4,000.0
Effective capacity utilization	60.3%	59.7%	51.6%	53.5%	54.3%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2017.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I Beams	24.4%	0%	0%	0%	4.5%
Channels	9.0%	13.3%	0%	0%	3.2%
Angles	31.3%	18.8%	0%	0%	9.1%
Hot rolled bars (round, square And hexagonal rods)	21.7%	4.2%	36.9%	3.8%	13.1%
Rebar	0%	58.7%	0%	81.7%	50.2%
Flat bars	10.7%	4.2%	31.9%	0%	8.8%
Cold finished bars	2.9%	0%	31.2%	0%	6.5%
Electro-Welded wire mesh	0%	0%	0%	3.5%	1.1%
Wire rod	0%	0%	0%	6.4%	2.0%
Electro-Welded wire mesh panel	0%	0%	0%	4.6%	1.5%
Other	0%	0.8%	0%	0%	0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in Guadalajara, Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2017, the Guadalajara mini-mill produced 343,930 tons of steel billet and 345,824 tons of finished product, operating at 93% capacity for billet production and 72% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2013	2014	2015	2016	2017
Steel sales (thousands of tons)	323	335	369	375	340
Average finished product price per ton	Ps. 9,929	Ps. 10,410	Ps. 9,726	Ps. 10,779	Ps. 12,000
Average scrap cost per ton	4,775	4,934	4,539	4,691	5,695
Average manufacturing conversion cost per ton of finished product(1)	2,879	2,613	2,399	2,452	2,789
Average manufacturing conversion cost per ton of billet(1)	1,685	1,586	1,489	1,588	1,927

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2017, the Mexicali mini-mill produced approximately 231,198 tons of billet, of which the Guadalajara mini-mill used 29,292 tons. In 2017, the Mexicali mini-mill produced 184,645 tons of finished products. In 2017 we operated the Mexicali mini-mill at 54% capacity for billet production and at 74% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2017, 59% of the products produced at the Mexicali mini-mill were rebar, 19% were angles, 4% were hot rolled bars (round, square and hexagonal rods) and the remaining 18% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2013	2014	2015	2016	2017
Steel sales (thousands of tons)	195	206	220	216	193
Average finished product price per ton	Ps. 9,097	Ps. 9,170	Ps. 9,405	Ps. 9,935	Ps. 10,720
Average scrap cost per ton	4,580	4,348	3,981	3,942	4,544
Average manufacturing conversion cost per ton of finished product(1)	2,643	2,659	2,414	2,277	2,878
Average manufacturing conversion cost per ton of billet(1)	1,819	1,752	1,608	1,541	2,013

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mill and Cholula facility. We have operated the Apizaco mini-mill and Cholula facility since August 1, 2004. The mini-mill is located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include one EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, two ladle stations (one Danieli and the other Daido), one Daido degasification station, one Danieli four-strand continuous caster, two walking beam reheating furnaces and two rolling mills (one Danieli and the other Pomini). This facility has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 492,000 tons. In 2017, the Apizaco mini-mill produced 405,818 tons of steel billet. In 2017, the Apizaco mini-mill produced 367,823 tons of finished products. In 2017, we operated the Apizaco mini-mill at 80% capacity for billet production and at 75% capacity for finished product production. Our Apizaco facility is 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facility mainly produces SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facility, which allows the integrated operations of the Apizaco mini-mill and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2017, the Cholula facility produced 101,958 tons of finished products, at 85% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2017, 37% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 32% were flat merchant bar and 31% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

Years ended December 31,

	2013	2014	2015	2016	2017
Steel sales (thousands of tons)	329	361	339	350	331
Average finished product price per ton	Ps. 11,845	Ps. 12,047	Ps. 12,366	Ps. 12,763	Ps. 15,426
Average scrap cost per ton	4,498	4,800	4,111	4,376	5,725
Average manufacturing conversion cost per ton of finished product(1)	3,239	3,400	3,455	3,321	4,524
Average manufacturing conversion cost per ton of billet(1)	2,084	2,154	2,195	2,168	2,796

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2017, these facilities had an annual installed capacity of 704,000 tons of billet and 610,000 tons of finished product. In 2017, the San Luis facilities produced 581,128 tons of steel billet. In 2017, the San Luis facilities produced 548,964 tons of finished product, operating at 83% capacity for billet production and 90% capacity for finished product production. Our San Luis facilities mainly produces rebar, light structurals and wire rod. In 2017, 82% of the products produced at the San Luis facilities were rebar, 14% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 4% were other light structurals.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

Years ended December 31,

	2013	2014	2015	2016	2017

Steel sales (thousands of tons)	528	517	524	554	540
Average finished product price per ton	Ps. 9,309	Ps. 9,269	Ps. 9,786	Ps. 10,301	Ps. 10,870
Average scrap cost per ton	4,818	4,936	4,462	4,628	5,859
Average manufacturing conversion cost per ton of finished product(1)	2,594	2,268	2,060	2,032	2,414
Average manufacturing conversion cost per ton of billet(1)	1,750	1,764	1,584	1,571	1,857

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. and Canada Operations and Facilities

We have operated our Republic facilities (in Ohio, New York, Indiana and Canada) since we acquired them from Republic on July 22, 2005. As of December 31, 2017, these facilities had an annual installed capacity of 2,083,000 tons of billet and 1,719,000 tons of finished product. In 2017, Republic facilities produced 453,600 tons of steel billet. For the same period, Republic facilities produced 372,859 tons of hot-rolled bars. Republic facilities produced 58,151 tons of cold finish bars. In 2017, Republic facilities produced 20,684 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2013	2014	2015	2016	2017
Steel sales (thousands of tons)	689	778	570	397	387
Average finished product price per ton	Ps. 15,350	Ps. 15,823	Ps. 16,611	Ps. 23,526	Ps. 21,630
Average scrap cost per ton	4,650	5,354	3,899	3,939	6,114
Average manufacturing conversion cost per ton of finished product(1)	6,048	6,417	7,042	6,621	6,790
Average manufacturing conversion cost per ton of billet(1)	3,935	4,665	4,481	4,661	4,915

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2017, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility did not produce tons of steel billets and finished steel bars in 2017.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna and Lorain. As of December 2017, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2017, this facility produced 453,600 tons of blooms, billets and other semi-finished trade product and was operated at 40% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2017, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2017, this facility produced 372,859 tons of hot rolled bars and was operated at 57% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2017, an annual installed capacity of 125,000 tons of finished product. During 2017, the Massillon facility was operated at 26% capacity of finished product and produced 32,296 tons of cold finished bars.

Gary, Indiana. The idled Cold Finish plant in Gary, Indiana was relocated to a fellow subsidiary company in Tlaxcala, Mexico in 2016. This was a turnkey project to design the relocation, de-commission and ship the equipment, install and then re-commission the plant for an all-in cost of Ps. 1,478 million (U.S.$79.2 million).

Solon, Ohio. Our Solon facility, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2017, the Solon facility had installed capacities of 65,000, for wire products. During 2017, the Solon facility produced and shipped 20,684 tons of wire products and was operated at 32% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility mainly produces SBQ steel and has a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. As of December 31, 2017, the Hamilton facility had annual installed capacity of 59,000 tons of cold finished bars. In 2017, this facility produced 25,855 tons of cold finished bars and was operated at 44% capacity of finished product.

Pindamonhangaba, Sao Paulo, Brazil.

Our plant is located 140 kms from the city of Sao Paulo, in a town called Pindamonhangaba, State of Sao Paulo and is 218 miles from Rio de Janeiro. Our Brazil facility and equipment include an electric German arc furnace and an Italian rebar and wire rod rolling mill. This plant began operations in July 2015 and currently produces rod. As of December 31, 2017, this plant had installed capacity to produce 500,000 tons of “billet” and 450,000 tons of finished product per year capacity. In 2017 our mini-steel plant in Brazil produced 272,345 tons of “billet” and 272,652 tons of finished product, operating at 54% of its capacity for “billet” and 61% capacity for finished product.

The following table sets forth, for the period indicated selected operating data for our Brazil facility.

	Years ended December 31,
	2015	2016	2017
Steel sales (thousands of tons)	4	193	300
Average finished product price per ton	Ps. 7,500	Ps. 9,399	Ps. 10,680
Average scrap cost per ton	2,322	3,679	4,846
Average manufacturing conversion cost per ton of finished product(1)	2,481	2,551	3,181
Average manufacturing conversion cost per ton of billet(1)	1,103	1,703	2,403

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2017 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	Structurals (42%); Light structurals (24%); Bars (34%)	electric arc furnace with continuous caster rolling mill and bar processing lines	345,824	480,000

Mexicali	Structurals (19%); Rebar (59%); Light structurals (14%), Hot rolled bars (8%)	electric arc furnace with continuous caster and bar rolling mills	184,645	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, bar rolling mills, cold drawn and bar turning equipment	367,823	492,000

Aceros DM, San Luis Potosí	Rebar (73%), Wire rod (9%), Electro-Welded wire mesh (5%), Electro-Welded wire mesh panel (7%), Bars (6%)	three electric arc furnaces, two continuous casters, two reheating furnaces, rebar rolling mill and wire rod rolling mills	375,552	410,000

Aceros San Luis, San Luis Potosí	Rebar (100%)	electric arc furnace, continuous caster, reheating furnace and rebar rolling mill	173,412	200,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, bar and wire rod rolling mills	0	816,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser, continuous caster	453,600	1,131,000

Lackawanna	SBQ (100%)	reheat furnace, bar and wire rod rolling mills	372,859	653,000

Massillon	SBQ (100%)	cold drawn bar turning and heat treating equipment	32,296	125,000

Solon (acquired in February, 2011)	Cold Heading Quality (CHQ) wire products (100%)	machinery and equipment to clean and coat, draw, and anneal wire	20,684	65,000

Hamilton	SBQ (100%)	cold drawn bar turning and heat treating equipment	25,855	59,000
Brazil	Rebar (100%)	electric arc furnace, rebar and wire rod rolling mill	272,652	450,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

Item 4A.	Unresolved Staff Comments

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our net revenue from sales decreased in 2013, compared to 2012, decreased by 23% in the automotive sector, decreased 15% in the independent distributor sector, decreased 33% in the hand tools sector, increased 3% in the mining sector and decreased 13% in other industries. The total decrease in net revenue from sales of SBQ products in 2013, compared to 2012, was 18%. Our net revenue from sales increased in 2014, compared to 2013, increased by 42% in the automotive sector, decreased 13% in the independent distributor sector, decreased 34% in the hand tools sector, decreased 61% in the mining sector and increased 29% in other industries. The total increase in net revenue from sales of SBQ products in 2014, compared to 2013, was 18%. Our net revenue from sales decreased in 2015, compared to 2014, increased by 20% in the automotive sector, decreased 43% in the independent distributor sector, increased 204% in the hand tools sector, decreased 52% in the mining sector and decreased 48% in other industries. The total decrease in net revenue from sales of SBQ products in 2015, compared to 2014, was 16%. Our net revenue from sales decreased in 2016, compared to 2015, decreased by 18% in the automotive sector, increased 9% in the independent distributor sector, decreased 72% in the hand tools sector, decreased 42% in the mining sector and decreased 10% in other industries. The total decrease in net revenue from sales of SBQ products in 2016, compared to 2015, was 13%. In 2017, the total increase in net revenue from sales of SBQ products compared to 2016 was 13%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and iron ore. Market supply and demand generally determine scrap and iron ore prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2013, 2014, 2015, 2016 and 2017 we did not purchase iron ore pellets or coke since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap, iron ore and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

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

Typically, about 75% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 25% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices stabilized somewhat midway through 2016, and in 2017 the prices of scrap and other inputs increased significantly. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2013 - 2017

	Year ended December 31,
	2013	2014	2015	2016	2017
Shipments (thousands of tons)	2,064	2,197	2,026	2,085	2,091
Guadalajara and Mexicali	518	540	589	591	533
Apizaco and Cholula	329	362	339	350	331
San Luis facilities	528	517	524	554	540
Republic facilities	689	778	570	397	387
Brazil	—	—	4	193	300

Net sales (Ps. millions)	24,369	26,829	24,476	27,516	28,700
Guadalajara and Mexicali	4,981	5,366	5,658	6,188	6,149
Apizaco and Cholula	3,897	4,361	4,192	4,467	5,106
San Luis facilities	4,915	4,792	5,128	5,707	5,870
Republic facilities	10,576	12,310	9,468	9,340	8,371
Brazil	—	—	30	1,814	3,204

Cost of sales (Ps. millions)	22,410	25,492	23,097	22,776	23,994
Guadalajara and Mexicali	4,087	4,740	3,955	5,364	4,703
Apizaco and Cholula	2,729	3,115	2,764	3,635	3,607
San Luis facilities	4,240	4,221	4,529	4,726	5,030
Republic facilities	11,354	13,416	11,829	7,332	7,814
Brazil	—	—	20	1,719	2,840

Average price per ton (Ps.)	11,807	12,212	12,081	13,197	13,725
Guadalajara and Mexicali	9,616	9,937	9,606	10,470	11,537
Apizaco and Cholula	11,845	12,047	12,366	12,763	15,426
San Luis facilities	9,309	9,269	9,786	10,301	10,870
Republic facilities	15,350	15,823	16,611	23,526	21,630
Brazil	—	—	7,500	9,399	10,680

Average cost per ton (Ps.)	10,858	11,603	11,400	10,924	11,475
Guadalajara and Mexicali	7,890	8,778	6,715	9,076	8,824
Apizaco and Cholula	8,295	8,605	8,153	10,386	10,897
San Luis facilities	8,030	8,164	8,643	8,531	9,315
Republic facilities	16,479	17,244	20,753	18,469	20,191
Brazil	—	—	5,000	8,907	9,467

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 2% in 2017 (according to preliminary figures of the INEGI) and increased 2.9% in 2016. The U.S. GDP increased 2.3% in 2017 (according to preliminary figures of the U.S. Department of Commerce) and 1.5% in 2016. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Due to an increase in the demand, in 2010, the average steel price increased approximately 16% compared to 2009. The average steel price increased approximately 17% in 2011 compared to 2010. The average steel price increased approximately 2% in 2012 compared to 2011. The average steel price decreased approximately 10% in 2013 compared to 2012. The average steel price increased approximately 3% in 2014 compared to 2013. The average steel price decreased approximately 23% in 2015 compared to 2014, mainly due to the deceleration in China. The average steel price increased approximately 2% in 2016 compared to 2015. Our average steel price increased approximately 2% in 2017 compared to 2016.

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

Our ability to sell our products is influenced, to varying degrees, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened. In 2014, imports to Mexico increased slightly. In 2015, imports to Mexico increased 10% compared to 2014 according to preliminary information of CANACERO. In 2016, imports to Mexico increased 1.6% compared to 2015 according to preliminary information of CANACERO. In 2017, imports to Mexico in tons increased 6.8% compared to 2016 according to preliminary information of CANACERO.

Steel imports to the United States accounted for an estimated 27% of the domestic U.S. steel market in 2017 and an estimated 26% in 2016. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, iron ore, coke and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal decreased approximately 6% in 2013, increased approximately 7% in 2014, decreased approximately 16% in 2015, increased approximately 2% in 2016 and increased approximately 31% in 2017; and prices of ferroalloys decreased approximately 5% in 2013, increased approximately 16% in 2014 and decreased approximately 9% and 13% in 2015 and 2016, respectively, in 2017 increased approximately 22%. As with other raw materials, iron ore and coke prices fluctuate significantly. However, in 2013, 2014, 2015, 2016 and 2017 we did not purchase coke or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 9% in 2013, 7% in 2014, decreased approximately 12% in 2015, increased approximately 1.5% in 2016 and increased approximately 22% in 2017; and prices for natural gas increased approximately 16% in 2013 and 25% in 2014, decreased approximately 23% in 2015, increased approximately 8% in 2016 and increased approximately 22% in 2017.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.0% for 2013, 4.1% for 2014, 2.1% for 2015, 3.4% for 2016 and 6.8% for 2017. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during this period the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 20.84 per U.S.$1.00 at November 14, 2016. The appreciation of the Mexican peso relative to the U.S. dollar in 2017 was 4.5%. The exchange rate at December 31, 2017 was 19.7354 compared to 20.6640 at December 31, 2016. At May 11, 2018 the exchange rate was Ps. 19.5387 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its eight plants, seven of which are located in the United States and one in Canada; and

●	our Brazil segment represents the results of our operations in one plant located in Pindamonhangaba, São Paulo State, Brazil, which started operations in June 2015.

The following information shows other results by segment.

	For the year ended December 31, 2017
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	17,125,369	8,370,999	3,204,082	—	28,700,450
Cost of sales	13,340,648	7,814,180	2,839,698	—	23,994,526
Gross profit (loss)	3,784,721	556,819	364,384	—	4,705,924
Administrative expenses	753,676	257,001	228,266	—	1,238,943
Other (income) expense, net	98,915	(105,849)	—	—	(6,934)
Interest income	54,021	217	—	—	54,238
Interest expense	(7,459)	(50,962)	(65,186)	69,203	(54,404)
Exchange (loss) gain, net	(1,291,909)	(26,256)	1,861	661,942	(654,362)
Income (loss) before income tax	1,686,783	328,666	72,793	731,145	2,819,387
Income tax	761,953	322,444	13,463	—	1,097,860
Net income (loss)	924,830	6,222	59,330	731,145	1,721,527

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	677,665	538,699	249,395	—	1,465,759
Total assets	32,440,109	10,548,895	5,356,860	(2,807,367)	45,538,497
Total liabilities	891,037	10,760,999	2,570,925	(2,807,367)	11,415,594
Additions of property, plant and equipment, net	2,394,541	622,785	22,175	—	3,039,501

	For the year ended December 31, 2016
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	16,361,808	9,339,527	1,814,230	—	27,515,565
Cost of sales	13,724,880	7,332,094	1,718,619	—	22,775,593
Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972
Administrative expenses	901,849	298,967	76,671		1,277,487
Other (income) expense, net	40,134	(1,481,573)	—	1,477,637	36,198
Interest income	108,004	147	—	—	108,151
Interest expense	(15,053)	(45,120)	(50,980)	70,983	(40,170)
Exchange gain (loss), net	2,343,393	42,727	765,684	(1,376,820)	1,774,984
Income (loss) before income tax	4,131,289	3,187,793	733,644	(2,783,474)	5,269,252
Income tax	667,667	256,089	2,285	—	926,041
Net income (loss)	3,463,622	2,931,704	731,359	(2,783,474)	4,343,211

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	620,354	551,650	257,377	—	1,429,381
Total assets	33,124,471	9,684,303	5,293,891	(6,463,293)	41,639,372
Total liabilities	4,151,297	9,893,536	2,325,325	(7,940,930)	8,429,228
Additions of property, plant and equipment, net	2,169,375	816,586	114,298	—	3,100,259

	For the year ended December 31, 2015
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	14,978,728	9,467,604	29,489	—	24,475,821
Cost of sales	11,247,661	11,828,885	20,421	—	23,096,967
Impairment of property, plant and equipment	—	2,071,901	—	—	2,071,901
Gross profit (loss)	3,731,067	(4,433,182)	9,068	—	(693,047)
Administrative expenses	1,100,622	457,435	24,432	—	1,582,489
Other (income) expense, net	(5,656)	(184,039)	16,268	—	(173,427)
Interest income	33,872	155	—	—	34,027
Interest expense	(9,987)	(47,032)	(24,805)	41,629	(40,195)
Exchange gain (loss), net	840,156	—	(496,906)	(725,312)	(382,062)
Income (loss) before income tax	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)
Income tax	1,412,695	(642,123)	—	—	770,572
Net income (loss)	2,087,447	(4,111,332)	(553,343)	(683,683)	(3,260,911)
Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	747,436	512,393	1,264	—	1,261,093
Total assets	28,530,321	7,891,964	3,226,150	(7,404,019)	32,244,416
Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035
Additions of property, plant and equipment, net	574,211	396	73,136	—	647,743

Our net sales by product during 2015, 2016 and 2017 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2015	2016	2017
Light structurals	1,270,459	1,467,727	1,557,567
Structurals	1,957,388	2,321,771	2,232,979
Bars	1,272,580	1,122,116	1,065,731
Rebar	5,235,167	7,449,278	8,931,862
Flat bar	906,243	1,090,841	1,552,578
Hot rolled bars	8,568,417	7,729,167	8,594,130
Cold drawn bars	2,750,380	3,207,924	3,370,150
Other	2,515,187	3,126,741	1,395,453
Total	24,475,821	27,515,565	28,700,450

Our net sales by country or region during 2015, 2016 and 2017 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2015	2016	2017
Mexico	14,543,446	16,077,884	16,712,874
USA	9,417,392	9,198,561	8,333,259
Brazil	—	1,828,279	3,214,117
Canada	371,610	350,673	370,803
Latin America	134,031	34,932	30,173
Other (Europe and Asia)	9,342	25,236	39,224
Total	24,475,821	27,515,565	28,700,450

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2016 and 2017

Net Sales

Net sales increased 4%, to Ps. 28,700 million in 2017 compared to Ps. 27,516 million in 2016. This increase resulted primarily from a 4% increase in the average price per ton of steel products and an increase of 6,000 tons in shipments of finished steel products. Total sales outside of Mexico increased 5%, to Ps. 11,987 million in 2017 compared to Ps. 11,438 million in 2016. Total sales in Mexico increased 4%, from Ps. 16,078 million in 2016 to Ps. 16,713 million in 2017.

Shipments of finished steel products increased 0.3%, to 2.091 million tons in 2017, compared to 2.085 million tons in 2016. Total sales volume outside of Mexico of finished steel products increased 17% to 0.743 million tons in 2017, compared to 0.636 million tons in 2016, while total Mexican sales decreased 7%, from 1.449 million tons in 2016, compared to 1.348 million tons in 2017. The average price of steel products increased 4% in 2017 compared to 2016.

Cost of Sales

Our cost of sales increased 5%, from Ps. 22,776 million in 2016 to Ps. 23,994 million in 2017, which increase is mainly attributable to a 5% increase in the average price per ton of steel products sold. Cost of sales as a percentage of net sales was 84% in 2017 and 83% in 2016. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.6 (Ps. 31) per hour in 2017 and U.S.$1.4 (Ps. 29) per hour in 2016, compared to U.S.$56.4 (Ps. 1,113) and U.S.$61.3 (Ps. 1,267) per hour for 2017 and 2016, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit (Loss)

Our gross profit was Ps. 4,706 million in 2017 compared to a Ps. 4,740 million gross profit in 2016. This gross profit is attributable mainly to an increase of 6,000 tons of finished steel products shipped, a 4% increase in the average price of steel products sold, and a 5% increase in the average price per ton of steel products sold. As a percentage of net sales, our gross profit was 16% in 2017 and our gross profit was 17% in 2016.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 3%, to Ps. 1,239 million in 2017, compared to Ps. 1,277 million in 2016. The variation of Ps. 38 million corresponds to the decrease of Ps. 148 million in the Mexican segment, the decrease of Ps. 42 million in the United States segment and an increase of Ps. 152 million in the Brazil segment. In 2017 and 2016, our general and administrative expenses included Ps. 125 million and Ps. 258 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Operating expenses as a percentage of net sales were 4% in 2017 and 5% in 2016. Depreciation and amortization expense were Ps. 285 million in 2017 compared to Ps. 398 million in 2016.

Other (Income) Expense, Net

We recorded other income, net, of Ps. 7 million in 2017, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 7 million in land treatment at Pacific Steel and (iii) income related to other financial operations of Ps. 4 million.

We recorded other expense, net, of Ps. 36 million in 2016, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 35 million in the dismantling of machinery and (iii) an expense related to other financial operations of Ps. 11 million.

Interest Income

We recorded an interest income of Ps. 54 million in 2017 compared to Ps. 108 million in 2016. This decrease is attributable mainly to interest rates negotiated with financial services institutions.

Interest Expense

We recorded an interest expense of Ps. 54 million in 2017 compared to Ps. 40 million in 2016. This increase is attributable mainly to the interest rates negotiated with out lenders.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 654 million in 2017 compared to an exchange gain of Ps. 1,775 million in 2016; this foreign exchange gain reflected the 4.5% appreciation of the peso against the dollar in 2017, compared to the 19.2% depreciation of the peso against the dollar and the 17% appreciation of the Brazilian real against the dollar in 2016.

Income Tax

In 2017 we recorded an income tax provision of Ps. 1,098 million, which included an income tax provision of Ps. 20 million and an income tax provision for deferred income taxes of Ps. 1,078 million. In 2016 we recorded an income tax provision of Ps. 926 million, which included an income tax provision of Ps. 57 million and an income tax provision for deferred income taxes of Ps. 869 million.

Our effective income tax rates for 2017 and 2016 were 38.9% and 17.6%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2017 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2017 and 2016, we amortized tax losses which generated a benefit on income tax of approximately Ps. 115 million and Ps. 1,166 million, respectively. These effects caused our effective tax rates during 2016 to be lower than the statutory tax rate.

Net Income (Loss)

We recorded net income of Ps. 1,722 million in 2017, compared to net income of Ps. 4,343 million in 2016. The decrease in net income for the year 2017 compared to 2016 is mainly as a result of (i) the exchange loss of 654 million in 2017 compared to a foreign exchange gain of 1,775 million in 2016, (ii) in the year 2017 we had no interest compared to the year 2016 where we had $ 67 million of interest in favor and (iii) the increase in the provision of income taxes in 2017 of Ps. 1,098 million compared to Ps. 926 million in 2016.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2016 and 2017

Net Sales

Net sales increased 4.7%, to Ps. 17,125 million in 2017 compared to Ps. 16,362 million in 2016. This increase resulted principally from a 11.5% increase in the average price per ton of steel products.

Shipments of finished steel products decreased 6%, to 1.404 million tons in 2017, compared to 1.495 million tons in 2016.

The average price of steel products increased 11.5% in 2017 compared to 2016.

Cost of Sales

Our cost of sales decreased 2.8%, from Ps. 13,725 million in 2016 to Ps. 13,340 million in 2017, which decrease is mainly attributable to a decrease of 91,000 tons of shipments of finished steel products. As a percentage of net sales, our cost of sales was 78% in 2017, compared to 84% in 2016.

Gross Profit

Our gross profit increased 43%, to Ps. 3,785 million in 2017 compared to Ps. 2,637 million in 2016. This increase is attributable mainly to an increase of 11.5% in the average price of steel products sold. As a percentage of net sales, our gross profit was 22% in 2017, compared to 16% in 2016.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 16%, to Ps. 754 million in 2017, compared to Ps. 902 million in 2016. In 2017 and 2016, our general and administrative expenses included Ps. 103 million and Ps. 245 million, respectively, of amortization of tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Administrative expenses as a percentage of net sales were 4% in 2017 and 6% in 2016. Depreciation and amortization expense were Ps. 211 million in 2017 compared to Ps. 338 million in 2016.

Other Expense (Income), Net

We recorded other expense, net, of Ps. 99 million in 2017, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 108 million related to the acquisition of plant and equipment by the Tlaxcala plant from the Republic plant, (iii) other expense of Ps. 8 million in the land treatment at Pacific Steel and (iv) other income, net, related to other financial operations of Ps. 7 million.

We recorded other expense, net, of Ps. 40 million in 2016, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 35 million related to dismantling machinery and (iii) other expense, net, related to other financial operations of Ps. 15 million.

Interest Income

We recorded an interest income of Ps. 54 million in 2017 compared to Ps. 108 million in 2016. This decrease is attributable mainly to interest rates negotiated with financial services institutions.

Interest Expense

We recorded an interest expense of Ps. 7 million in 2017 compared to Ps. 15 million in 2016. This decrease was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 1,292 million in 2017 compared to an exchange gain of Ps. 2,343 million in 2016; this foreign exchange reflected the 4.5% appreciation of the peso against the dollar in 2017.

Income Tax

In 2017, we recorded an income tax provision of Ps. 762 million, which included an income tax provision of Ps. 106 million and an income tax provision for deferred income taxes of Ps. 656 million. In 2016, we recorded an income tax provision of Ps. 668 million, which included an income tax provision of Ps. 7 million and an income tax provision for deferred income taxes of Ps. 661 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2017 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 925 million in 2017, compared to net income of Ps. 3,463 million in 2016. This decrease is attributable mainly to a foreign exchange loss of Ps. 1,292 million in 2017 compared to Ps. 2,343 million of foreign exchange gain in 2016.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2016 and 2017

Net Sales

Net sales decreased 10%, to Ps. 8,371 million in 2017 compared to Ps. 9,339 million in 2016. This decrease resulted principally from a decrease of 8% in the average price of steel products.

Shipments of finished steel products decreased 3%, to 387,000 tons in 2017, compared to 397,000 tons in 2016.

The average price of steel products in pesos decreased 8% in 2017 compared to 2016, derived mainly from the appreciation of the peso against the dollar in 2017.

Cost of Sales

Our cost of sales increased 7%, from Ps. 7,332 million in 2016 to Ps. 7,814 million in 2017, which increase is mainly attributable to an increase of 9%, approximately, in the prices of raw materials used for the production of finished products. Cost of sales as a percentage of net sales was 93% in 2017, compared to 79% in 2016.

Gross Profit (Loss)

Our gross profit was Ps. 557 million in 2017 compared to a Ps. 2,007 million gross profit in 2016. As a percentage of net sales, our gross profit was 7% in 2017, compared to a 21% gross profit in 2016. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 14%, to Ps. 257 million in 2017, compared to Ps. 299 million in 2016.

Administrative expenses as a percentage of net sales were 3% in 2017 and 3% in 2016. Depreciation and amortization expense were Ps. 37 million in 2017 compared to Ps. 58 million in 2016.

Other Income, Net

We recorded other income, net, of Ps. 106 million in 2017, reflecting (i) other income, net, of Ps. 108 million related to the sale of plant and equipment by Republic to the Tlaxcala plant and (ii) other expense, net, of Ps. 2 million related to other financial operations.

We recorded other income, net, of Ps. 1,482 million in 2016, reflecting (i) income of Ps. 1,478 million related to the transfer of the total assets of the Gary, Indiana plant in the United States to the current Tlaxcala plant in Mexico, through a turnkey transaction, by which Republic Steel developed the project until the start of the operations in Tlaxcala, Mexico, and (ii) other income, net, of Ps. 4 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0 million in 2017 compared to Ps. 0 million in 2016.

Interest Expense

We recorded an interest expense of Ps. 51 million in 2017 compared to Ps. 45 million in 2016.

Income Tax

In 2017 we recorded an income tax provision of Ps. 322 million for deferred income taxes. In 2016 we recorded an income tax provision of Ps. 256 million for deferred income taxes.

Net Income (Loss)

We recorded net income of Ps. 6 million in 2017, compared to a net income of Ps. 2,932 million in 2016. The decrease in our net income in 2017 compared to the net income in 2016 is mainly due to (i) the selling steel prices throughout the year, which impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of steel purchases as a result of the time lag between the production and sales cycles, and (ii) the fact that in 2017 we had other net income of Ps. 106 million, compared to other net income of Ps. 1,482 million in 2016.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2016 and 2017

Net Sales

Net sales increased to Ps. 3,204 million in 2017 compared to Ps. 1,814 million in 2016. This increase resulted principally from an increase of 107 thousand tons of shipments of finished steel products and the 13.6% increase in the average price per ton of steel products.

Shipments of finished steel products increased to 300,000 tons in 2017, compared to 193,000 tons in 2016.

Cost of Sales

Our cost of sales increased to Ps. 2,840 million in 2017 compared to Ps. 1,719 million in 2016. which increase is mainly attributable to the increase of 107,000 tons in 2017 compared to 2016 and a 6.3% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 89% in 2017, compared to 95% in 2016.

Gross Profit

Our gross profit was Ps. 364 million in 2017 compared to Ps. 95 million of gross profit in 2016. This increase is attributable mainly to an increase of 107,000 tons of shipments of finished steel products and an increase of 13.6% in the average price of steel products sold. As a percentage of net sales, our gross profit was 11% in 2017, compared to 5% of gross profit in 2016.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 228 million in 2017 compared to Ps. 77 million in 2016. Operating expenses as a percentage of net sales were 7% in 2017 compared to 4% in 2016. This increase is attributable mainly due to the fact that in 2017 we worked at a production capacity of 61% and in 2016 we worked at a production capacity of 45%.

Depreciation and amortization expenses were Ps. 36 million in 2017 compared to Ps. 3 million in 2016.

Other Expense, Net

We did not record other expense, net, in 2017 or 2016.

Interest Expense

We recorded an interest expense of Ps. 65 million in 2017 compared to Ps. 51 million in 2016.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 2 million in 2017 compared to an exchange gain of Ps. 766 million in 2016; this exchange gain was generated as a result of the payments made to suppliers during the year 2017. This foreign exchange gain reflected the 17% appreciation of the Brazilian real against the dollar in 2016 compared to 2015.

Income Tax

In 2017 we recorded an income tax provision of Ps. 13 million compared to Ps. 2 million in 2016.

Net Income (Loss)

We recorded a net income of Ps. 59 million in 2017 compared to Ps. 731 million of net income in 2016. The decrease of our net income in 2017 compared to the net income in 2016 is mainly due to the fact that in 2017 the foreign exchange gain was Ps. 2 million and in 2016 the foreign exchange gain was Ps. 766 million.

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

Cost of Sales

Our cost of sales decreased 1%, from Ps. 23,097 million in 2015 to Ps. 22,776 million in 2016, which decrease is mainly attributable to a 4% decrease in the average price per ton of steel products sold and the impairment recorded of the coke inventory. Cost of sales as a percentage of net sales was 83% in 2016 and 94% in 2015. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.4 (Ps. 29) per hour in 2016 and U.S.$1.7 (Ps. 35) per hour in 2015, compared to U.S.$61.3 (Ps. 1,267) and U.S.$52.5 (Ps. 1,085) per hour for 2016 and 2015, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit (Loss)

Our gross profit was Ps. 4,740 million in 2016 compared to a Ps. 693 million gross loss in 2015. This gross profit is attributable mainly to an increase of 59 thousand tons of finished steel products shipped, a 9% increase in the average price of steel products sold, a 4% decrease in the average price per ton of steel products sold and in 2015 we registered the impairment of property, plant and equipment of Ps. 2,072 million (U.S. $130.7 million). As a percentage of net sales, our gross profit was 17% in 2016 and our gross loss was 3% in 2015.

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

Interest Income

We recorded an interest income of Ps. 108 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

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

Interest Income

We recorded an interest income of Ps. 108 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

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

Cost of Sales

Our cost of sales decreased 9%, from Ps. 25,492 million in 2014 to Ps. 23,097 million in 2015, which decrease is mainly attributable to (i) a 1% decrease in the average price per ton of steel products sold, and (ii) an decrease of 171 thousand tons of finished steel products shipped. Cost of sales as a percentage of net sales was 95% in 2015 and 2014. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.7 (Ps. 30) per hour in 2015 and U.S.$2.0 (Ps. 29) per hour in 2014, compared to U.S.$52.5 (Ps. 909) and U.S.$50 (Ps. 736) per hour for 2015 and 2014, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce only the more costly SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Interest Income

We recorded an interest income of Ps. 34 million in 2015 compared to Ps. 25 million in 2014. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

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

Interest Income

We recorded an interest income of Ps. 34 million in 2015 compared to Ps. 25 million in 2014. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

Interest Expense

We recorded an interest expense of Ps. 10 million in 2015 compared to Ps. 7 million in 2014. This increase was principally due to negotiations with our lenders in connection with commissions payable to them.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 840 million in 2015 compared to an exchange gain of Ps. 491 million in 2014; this foreign exchange reflected the 17.7% depreciation of the peso against the dollar in 2015 and the 47% depreciation of the Brazilian real against the dollar in 2015 compared to the 13% depreciation of the peso against the dollar in 2014.

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

As of the date of this report, management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$46.9 million (Ps. 969 million) as of December 31, 2016, pertaining to the Lorain Ohio facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,700 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2017, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2016 and 2017 there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2016 and 2017, there was no impairment charge related to the San Luis facilities.

As of December 31, 2017, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 13%; and

●	sales: we estimate an increase in sales volume of approximately 24.2% in 2018 and 7.4% in 2019, mainly attributable to the increase in volume due to the start of production of the new industrial wire product and an increase of 7% in the sale prices for the year 2018. After 2020, no sales increases in volume terms are considered in the valuation model and for the years after 2019, only an increase in sales prices proportional to estimated inflation.

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

We apply judgment at each balance sheet date to determine whether the slow moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of which are not yet effective:

IFRS to be effective from 2018:

●	IFRS 15, Revenue for Contracts with Customers;
●	IFRS 9, Financial Instruments;
●	Amendment to IAS 40, Investment Property;
●	Amendment to IAS 28, Investment Entity;
●	Amendments to IFRS 2, related to the Classification and Measurement of Share-based Payment Transactions; and
●	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration Issued.

IFRS to be effective from 2019:

●	IFRS 16, Leases;
●	Amendment to IAS 28, regarding long-term interests in associates and joint ventures;
●	Amendment to IAS 3, Business Combinations;
●	Amendment to IAS 11, Joint Arrangements;
●	Amendment to IAS 12, Income Taxes;
●	Amendment to IAS 23, Borrowing Costs; and
●	Interpretation IFRIC 23, to clarify the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value.

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

B.	Liquidity and Capital Resources

On December 31, 2017, our total consolidated debt was Ps. 5.960 million (U.S.$302,000) of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2017 and 2016, Republic had Ps. 985 million (comprised of U.S.$38 million and Ps. 227 million, including interest) and Ps. 1,016 million (comprised of U.S.$38 million and Ps. 222 million, including interest), respectively, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately Ps. 2,421 millones (U.S.$214 million). As of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million, as of December 31, 2014 we had cash and cash equivalents of Ps. 7,003 million, as of December 31, 2015 we had cash and cash equivalents of Ps. 6,224 million, as of December 31, 2016 we had cash and cash equivalents of Ps. 7,536 million and as of December 31, 2017 we had cash and cash equivalents of Ps. 7,204 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2015, 2016 and 2017:

Principal Cash Flows

	Years ended December 31,
	2015	2016	2017
Funds provided (used) by operating activities	(382)	5,822	2,772
Funds used in investing activities	(655)	(3,166)	(2,706)
Funds (used) in financing activities	(285)	(1,495)	(374)

Our net funds provided by operations were Ps. 2,772 million in 2017 compared to Ps. 5,822 million of net funds provided by operations in 2016. The decrease of Ps. 3,050 million in the net funds provided by operations between 2017 and 2016 originated mainly from the lower net income for the year 2017. Our net funds provided by operations were Ps. 5,822 million in 2016 compared to Ps. 382 million of net funds used by operations in 2015. The increase of Ps. 5,440 million in the net funds provided by operations between 2016 and 2015 originated mainly from the net income for the year.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 2,706 million in 2017 compared to Ps. 3,166 million in 2016. In addition, in 2017 we also recovered temporary investments of Ps. 339 million. Our net funds used in investing activities were Ps. 3,166 million in 2016 compared to Ps. 655 million in 2015. In addition, in 2016 we invested Ps. 54 million in the acquisition of shares of public companies for trading.

Our net funds used by financing activities in 2017 were Ps. 374 million, compared to Ps. 1,495 million used by financing activities in 2016. In 2017, there was a decrease of Ps. 279 million in the repurchase of our own shares compared to Ps. 2,394 million used in loans to related parties and there was an increase of Ps. 938 million in the repurchase of our own shares in 2016. Our net funds used by financing activities in 2016 were Ps. 1,495 million, compared to Ps. 285 million used by financing activities in 2015. In 2016, we made loans to related parties for Ps. 2,394 million and there was an increase of Ps. 938 million in the repurchase of our own shares compared to Ps. 245 million in 2015. We do not have in place any interest rate or currency hedging instruments. We were not a party to any non-exchange traded contracts accounted for at fair value in 2017 and 2016.

As of December 31, 2017, we have the following commitments for capital expenditures:

On September 5, 2015 a turnkey contract became effective with Danieli & Officine Meccaniche Spa (Danieli) for the supply and construction (except for civil engineering) in Tlaxcala, México, of a new Mini mill for the production of 600,000 SBQ, up to a total amount of U.S.$203.5 million (Ps. 4,205 million). The off-shore portion of the contract price is equal to U.S.$152.5 million (Ps. 3,151 million) , which will be paid to Danieli in various installments according to the project’s progress, and the on-shore portion of the contract price is equal to U.S.$51 million (Ps. 1,054), which will be paid to certain local suppliers of Danieli on a monthly basis, as instructed by them. As of December 31, 2017, the outstanding amount of this project amounts to U.S. $ 17.9 million (Ps.353.3 million). The project is estimated to be completed in May 2018.

In January 2013, the Company entered into a 15 year product supply agreement with Air Products and Chemicals, Inc. The agreement required that Air Products and Chemicals construct and install a plant for the production of oxygen, nitrogen and argon gas on the premises of the Lorain, Ohio facility. In August of 2016, the Company entered into an agreement with Air Products and Chemicals, Inc. whereby the plant was purchased for U.S.$30 million (Ps. 592 million) and the supply agreement cancelled in its entirety. The purchase price is repayable over 6 years in equal monthly installments of U.S.$0.4 million (Ps. 7.9 million) after an initial payment of U.S.$1.2 million (Ps. 23 million) and carries no interest cost. Obligations are secured by certain physical assets (operating, manufacturing, and storage equipment, buildings and machinery) at the Company’s Canton facility.

In December 2017, the Company entered into a contract with the supplier COMERC, LTDA, for an amount of U.S.$5.2 million (Ps. 103 million) for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio of Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ends in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$ 6.1 million (Ps. 120 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ends in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$ 6.3 million (Ps. 124 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ends in February 2020.

On February 22, 2018, a contract was signed with Primental Technologies of Italy, the United States and Mexico for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. An advance of 20% has already been paid for U.S.$1.67 million (Ps. 33 million) and the placement of the letters of credit is in process. The term of execution of the project is 16 months and a budget of U.S.$23.2 million (Ps. 458 million) is estimated.

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) and the trademarks “SAN” and “Aceros San Luis.” The trademark “Grupo Simec” is registered with the IMPI. On October 11, 2017, Simec International 6, S.A. de C.V., concluded the registration of the patent “Fabricación de Aceros de Mecanizado Fácil con Plomo en la Máquina de Colada Continua” (Manufacture of Easy Machining Steels with Lead in Continuous Casting Machine) in the IMPI.

D.	Trend Information

In the first quarter of 2018 net sales increased 17% compared to the fourth quarter of 2017. Sales in tons of finished steel increased 12% in the first quarter of 2018 compared with the fourth quarter of 2017. Prices of finished products sold in the first quarter of 2018 increased approximately 4.4% compared to the fourth quarter of 2017.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2017:

	Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
	(millions of pesos)
Short-term debt obligations of related parties(1)	1,024	—	—	—	1,024
Short-term debt obligations	6	—	—	—	6
Long-term contractual obligations (see paragraph below)	1	1	—	—	2
Total	1,031	1	—	—	1,032

(1)	Ps. 984 million correspond to a note payable to Industrias CH (Ps. 227 million) and Tuberías Procarsa, Pytsa Industrial de México and Procarsa Tube and Pipe denominated in U.S. dollars, for an indefinite term and bearing annual interest at a rate of 0.25%; Ps. 40 million correspond to other liabilities.

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2020. During 2017 and 2016, the expenses for operating leases were Ps. 9.5 million (U.S.$0.5 million) and Ps. 21 million (U.S.$1.1 million), respectively. As of December 31, 2017, total future minimum lease payments under non-cancelable operating leases are Ps. 0.7 million (U.S.$0.037 million) in 2018, Ps. 0.6 million (U.S.$0.032 million) in 2019 and Ps. 0.1 million (U.S.$0.006 million in 2020. At December 31, 2017 there are no additional obligations after 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. Republic recognized income of Ps. 19 million (U.S.$1 million) and of Ps. 18.6 million (U.S.$ 1 million) from this agreement in 2017 and in 2016, respectively.

In December 2017, the Company entered into a contract with the supplier COMERC, LTDA. for an amount of Ps. 102.6 million (U.S.$ 5.2 million) for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA. All monthly payments due 6 days after the closing date of the month. The contract ends in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of Ps. 124.3 (U.S.$ 6.3 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, beginning the supply in 2019. All payments due monthly 6 days after the closing date of the month. The contract ends in February 2020.

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

__________________

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

For the years ended December 31, 2017 and 2016, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 82.4 million and Ps. 71.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 23, 2018, and Gerardo Arturo Avendaño Guzmán and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.”

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

Our audit and corporate practices committee met at least quarterly in 2017.

D.	Employees

As of December 31, 2017, we had 3,767 employees (2,552 were employed at our Mexico facilities, of whom 1,131 were unionized, 892 were employed at Republic facilities, of whom 737 were unionized and 323 were employed at our Brazil plant, of whom 249 were unionized) compared to 3,973 employees as of December 31, 2016, (2,616 were employed at our Mexico facilities, of whom 1,189 were unionized, 1,087 were employed at Republic facilities, of whom 927 were unionized and 270 were employed at our Brazil plant, of whom 198 were unionized) and 4,420 employees as of December 31, 2015, (2,688 were employed at our Mexico facilities, of whom 1,418 were unionized, 1,503 were employed at Republic facilities, of whom 1,247 were unionized and 229 were employed at Brazil plant, of whom 135 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 18, 2020.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2020.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 16, 2019.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on March 1, 2020.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2020; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2020.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

As of December 31, 2017, 83% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW). The agreement expired on August 15, 2016 and was extended for a further three years through August 15, 2019.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor

Agreement. The base rates of pay determined under the extended agreement will remain. The extended agreement provides that the company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 51 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees.

For the Mexican operations, approximately 44% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 77% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2018.

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

The company obligations to the plan are based upon fixed contribution requirements. The company contributes a fixed dollar amount of U.S.$1.68 (Ps. 33) per hour for each covered employee’s contributory hours, as defined under the plan.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2017 and 2016, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2017	2016	FIP/RP Status Pending/ Implemented(b)	2017	2016	2017	2016	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$2,467	$3,153	No	No	August 15, 2019

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2017 and 2016 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 (Ps. 5 million) million per quarter, effective August 16, 2016. For the years ended December 31, 2017 and 2016, the company recorded expenses of Ps. 19 million (U.S.$1 million) and Ps. 128.7 million (U.S.$6.9 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 66 million (U.S.$3.5 million) and Ps. 186.6 million (U.S.$10 million) for the years ended December 31, 2017 and 2016, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the company’s matching 401(k) contributions. For the years ended December 31, 2017 and 2016, the company recorded expense of Ps. 15.1 million (U.S.$0.8 million) and Ps. 13.1 million (U.S.$0.7 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million (Ps. 1,033 million) multiplied by 2.5%, U.S.$50.0 million (Ps. 1,033 million) to U,S.$100.0 million (Ps. 2,066 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 2,066 million) multiplied by 3.5%, less the previous payouts during the year. No expense was recorded during the years ended December 31, 2017 and 2016, because the current and prior year thresholds had not been achieved.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts. During 2017 and 2016, the profit sharing plan was based upon achieving certain inventory and shipment targets. During the years ended December 31, 2017 and 2016, Republic paid Ps.17 million (U.S.$0.9 million) and Ps.11.2 million (U.S.$0.6 million), respectively, to employees covered by the profit sharing plans.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At March 31, 2018, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2018, we had 493,907,186 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At March31, 2018, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of March 31, 2018.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.2%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	75,220,437	15.1%
Treasury Shares	3,802,028	0.8%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family.

At March 31, 2018, 493,907,186 series B common shares were held in Mexico by approximately 141 shareholders who were record holders in Mexico and 14 were ADS record holders in the United States. The ADS represent 2,232,402 common shares.

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

As of December 31, 2017, we have accounts receivable to the following related parties: Proyectos Comerciales el Ninzi, S.A. de C.V. for Ps. 1,715 million, which corresponds to revolving loans granted at an interest rate equivalent to the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%; and the balance related to Perfiles Comerciales Sigosa, S.A. de C.V. includes a loan for Ps. 719 million, which is not charged any interest rate. The related party loans provided to Perfiles Comerciales Sigosa, S.A. de C.V., a wholly-owned subsidiary of Industrias CH S.A.B. de C.V. and an affiliate of the Company, are for a project at the corporate level in connection with a co-investment made by Perfiles Comerciales Sigosa, S.A. de C.V. with Cualititube, S.A. de C.V. in the seam-welded tube business line. The related party loans provided to  Proyectos Comerciales el Ninzi, S.A. de C.V. and Operadora Manufacturera de Tubos, S.A. de C.V. (which has been merged into  Proyectos Comerciales el Ninzi, S.A. de C.V.), which are both affiliates of Industrias CH S.A.B. de C.V. and the Company, are to acquire companies that are engaged in the seam-welded tube business line.

We have borrowed various amounts from Industrias CH, primarily to finance acquisitions (including the acquisition of Republic), debt redemptions and bank loan amortization and interest payments, a substantial portion of which borrowings were converted to equity. We have also received various capital contributions from Industrias CH.

From time to time we purchase and/or sell steel products, primarily billet, to Industrias CH and its affiliates. In 2015, 2016 and 2017 these purchases totaled Ps. 41 million, Ps. 324 million and Ps. 52 million, respectively. In addition, in 2015, 2016 and 2017 we sold Ps. 7 million, Ps. 5 million and Ps. 4 million, respectively, of steel products to Industrias CH and its affiliates. We negotiated these prices on an arms-length basis.

We have a services agreement with Industrias CH, pursuant to which Industrias CH provides administrative services to us and our subsidiaries. The term of the agreement is indefinite. We make payments to Industrias CH on a monthly basis. Under the services agreement, in 2015, 2016 and 2017 we paid Ps. 22 million, Ps. 24 million and Ps. 26 million, respectively.

In 2015 we paid royalties to Industrias CH for the use of certain brands in an amount of Ps. 183 million. In 2016 and 2017 no such payments were made.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

On January 19, 2017, we received a letter issued by the General Director of Crimes and Sanctions of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) (the “CNBV”), notifying us that certain actions in connection with the repurchase of our own shares could be contrary to the provisions of the Ley del Mercado de Valores (Securities Market Law) (the “LMV”). In December 2017, the General Direction of Crimes and Sanctions of the CNBV fined the Company with the amount of Ps. 545,000. Grupo Simec appealed for reconsideration before the CNBV itself, which is pending resolution.

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

United States and Canada

On February 13, 2017, the Securities and Exchange Commission (the “SEC”) notified us of an informal inquiry it was conducting into our internal controls, specifically regarding material weaknesses in our internal control over financial reporting (“ICFR”) previously disclosed in our Form 20-Fs. We hired an experienced external consultant to assist us in remediating our internal controls and to date have implemented most of the remediation recommendations by such outside consultant. We continue to work with such consultant to complete our improvements with respect to our internal controls. We have been and intend to continue cooperating with the SEC until the final resolution of the matter. We cannot give you any assurance as to the terms of any final resolution with the SEC, but such terms could include, among other things, undertakings to remediate any remaining material weaknesses, periodic reporting on our remediation efforts and possibly other terms none of which we expect to adversely affect us in any material respect.

In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of U.S.$2.4 million (Ps. 47.4 million) (including interest of $0.4 million, Ps. 7.9 million) was issued against Republic on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, appealing the assessment with the Ohio Board of Tax Appeals. The Company's position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers. Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain.  Accordingly, the Company has not recorded an expense in fiscal 2017 or 2016 recognizing the assessment or any estimated settlement amount.

The tax authorities in the United States have the right to review the previous three years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

The tax authorities in Canada have the right to review the previous four years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Our operations in the United States and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

San Diego Regional Water Quality Control Board, SDRWQCB

On October 30, 2015, the San Diego Regional Water Quality Control Board (SDRWQCB) issued a Non-Compliance Notice to Pacific Steel, Inc. (“PS”) because PS had failed to recertify its facility for coverage under the Industrial General Storm Water Permit. PS submitted the required certification as of July 19, 2016. As of December 31, 2017, the SDRWQCB had taken no action to issue a penalty to PS for this Non-Compliance Notice.

San Diego County Department of Environmental Health

On July 28, 2016, the San Diego County Department of Public Health (DEH) issued a Notice of Violation to PS for failure to submit a Hazardous Materials Business Plan, pursuant to State law. On August 23, 2016, PS executed a Consent Order and agreed to pay a US$1,000 fine and to submit its Hazardous Materials Business Plan within fifteen days of the effective date of the Consent Order. PS has paid the fine and submitted its Hazardous Materials Business Plan in compliance with the Consent Order.

California Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steel’s (PS) facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor’s property, which PS rents from a third party (BNSF Railway). In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment. Consequently, DTSC sanctioned PS for violating the Hazardous Waste Control Laws in the State of California and imposed an obligation to make necessary changes to the location. On July 26, 2004, DTSC filed a Complaint for Civil Penalties and Injunctive Relief against PS in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay U.S.$235,000 (Ps. 5 million). This payment was made by PS in 2004 and 2005.

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH was satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon PS as a result of such infractions. As of December 31, 2017 PS is awaiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw land for final disposal in a secure landfill based in Nuevo León, once the metal content was separated, which metal content is used as raw material in the smelting process.

The disposition of a stack estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) was also considered for shipment to Mexico. The process began in early 2013, but to date they have not granted permits.

Therefore, on April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received pursuant to which PS was required, in the absence of obtaining permission from the Mexican authorities, to present a program for transporting the pile of contaminated soil classified as RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This letter warned that PS must ship the stack no later than July 9, 2015, or risk a DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

On April 21, 2015, PS sent a letter to the Attorney General explaining that the authorities in Mexico had not denied permission to the Company but had simply requested that it present its application in a different format, which had already been presented and reviewed by the authority on April 17, 2015.

On July 23, 2015, the Attorney General denied the extension requested by PS and demanded the immediate shipment of the RCRA stack to an authorized landfill. PS began transporting the RCRA soil on July, 29, 2015, and completed removal of the RCRA stack by September 12, 2015 with a total of 3,000 metric tons.

 On January 5, 2016, the Attorney General and PS stipulated to filing a "final judgment and order on consent" or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay US$ 0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

●	PS agreed to remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the RCRA stack, exceed the limits set by the State. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Tolling Agreement remains in force as of December 31, 2017.

●	PS shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising therefrom, which were entered in the same court in 2004. PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2017, it is not yet clear what the appropriate remedy will be, when the CMS will be completed, how long remediation will take, and how much it will cost.

Environmental Liabilities

As is the case with most steel producers in the United States and Canada, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2017 and 2016, we had a reserve to cover probable environmental liabilities totaling Ps. 53.3 million (U.S.$2.7 million) and Ps. 55.8 million (U.S.$2.7 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2017, the current and non-current portions, Ps. 19.7 million (U.S.$1 million) and Ps. 33.6 million (U.S.$1.7 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

Brasil

On September 5, 2017, Grupo Simec and GV do Brasil were notified of an arbitration procedure brought by SMS Concast before the International Court of Arbitration (ICC), in which the payment of US$1.4 million is requested (Ps.27.6 million), plus additional expenses, for additional costs incurred in the construction and assembly of the steel plant area in Brazil. On November 6, 2017, the Company filed a response, suing SMS Concast for various items that amount to US$5 million (approximately Ps. 98.7 million) approximately. The panel of arbitrators is already constituted and the resolution of the matter is in process.

The tax authorities in Brasil have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

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

Mexican Stock Exchange	New York Stock Exchange
	High	Low	High	Low
2013	64.62	45.54	15.37	10.15
2014	66.99	42.13	15.17	8.50
2015	50.63	35.21	9.98	6.15
2016	101.29	35.65	15.20	5.93
2017	99.99	58.65	14.76	8.97

2015
First Quarter	50.63	40.05	9.98	7.84
Second Quarter	50.00	41.07	9.69	7.77
Third Quarter	49.30	41.47	9.14	7.26
Fourth Quarter	47.98	35.21	8.89	6.15

2016
First Quarter	47.50	35.65	8.23	5.93
Second Quarter	59.50(1)	45.90(1)	10.26	6.97
Third Quarter	62.68(1)	45.12(1)	9.62	6.53
Fourth Quarter	101.29	58.50	15.20	9.06

2017
First Quarter	99.99	79.28	14.76	12.42
Second Quarter	82.00	58.65	13.02	9.71
Third Quarter	69.69	59.00	11.74	9.95
Fourth Quarter	65.50	59.25	10.72	8.97

2018
First Quarter	68.60	56.16	10.77	9.10
Second Quarter (through May 11)	64.95	60.02	10.51	9.31

2018
January	68.60	60.71	10.77	9.34
February	65.00	60.10	10.34	9.54
March	62.47	56.16	10.00	9.10
April	62.05	55.63	10.90	9.11
May (through May 11)	64.95	60.02	10.51	9.31

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares to Ps. 1,000 million was approved and the total reserve at December 31, 2017, amounts to Ps. 2,000 million. In our Ordinary Shareholders

Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares to Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2015, we had 11,466,445 treasury shares. In the year 2015 we registered a loss of Ps. 76.3 million in the repurchase of shares. In 2016, we repurchased 36,317,389 shares, and we resold 47,660,950. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares. In 2017, we repurchased 5,143,680 shares, and we resold 1,604,000. At December 31, 2017, we had 3,662,564 treasury shares. In the year 2017 we registered a loss of Ps. 22.8 million in the repurchase of shares.

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

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the Audit Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent. Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. The independent directors are required under our bylaws to meet as often as necessary to fulfill their responsibilities. Independent directors are not required under Mexican law or our bylaws to meet without the presence of non-independent directors and management.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2017. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2017, or at the rate mentioned above, as the case may be.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2017 of gains realized from the disposition.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2015, 2016 and 2017 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 37% lower than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2017 and 2016 we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2017 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

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

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 74.4 million (U.S.$3.8 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2017 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2018. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2017, 2016 or 2015.

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

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens International Limited, independent registered public accounting firms, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financing reporting were not effective at December 31, 2017:

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
102

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

Fiscal Year Ended December 31, 2017.

In our assessment of our internal controls over financial reporting for the year ended December 31, 2017, the following material weaknesses were identified:

•	Insufficient training on, and knowledge of, COSO and the related operation of the control environment for mid-level personnel of the Company.
•	A lack of a formalized policy related to the delegation of authority clearly defining the roles and responsibilities for employees.
•	The Company lacks a system of assessing and monitoring employee performance to increase their skills to be prepared for the complexity of the Company´s operation.
•	The Company does not maintain a detailed accounting manual and closing checklists. The lack of such procedures reduces the likelihood of detecting errors on a timely basis during the financial close. Similarly, there is a lack of documents supporting the existence of supervisory review over accounting entries recorded by the Company.
•	The Company does not maintain appropriate evidence over records supporting certain matters in regards to fixed assets:
•	There is insufficient data to support certain adjustments to fixed assets recorded on the books of the Company.
•	The Company does not have an appropriate system to properly store records in regards to significant acquisitions of fixed assets.
•	The Company failed to reconcile their recorded fixed assets to the underlying support.
•	The Company did not document appropriate authorizations in regards to capital investments or to increases in the planned size of an ongoing investment project.
•	The Company has neither a system of tagging and tracking fixed assets nor a process for taking periodic inventories to determine the continued existence of recorded fixed assets.
•	The Company lacks sufficient documentation and internal controls related to the process of obtaining credit. The Company also lacks sufficient training for personnel responsible for monitoring such credit facilities in regards to fraud detection and ongoing compliance matters.
•	The Company lacks a program to ascertain that the administrative staff with access to accounting records are sufficiently trained and monitored.
104

•	The Company lacks an appropriate environment to ensure that the financial records are closed in accordance with International Financial Reporting Standards properly and in a timely manner. Items identified included:
o	A lack of appropriate accounting resources at the corporate level which adversely impacted the operation of key supervision controls over the accounting department, the financial statement closing process, and the process of computing and authorizing journal entries.
o	A lack of appropriate procedures to analyze the results of the business units prior to consolidation.
o	A lack of a unified computerized general ledger or enterprise resource planning system among the business units. There is also a lack of a common chart of accounts which would simplify the consolidation process.
o	A lack of an appropriate consolidation system allowing management to properly supervise the preparation of consolidated financial information. The system is highly manual, increasing the risk of human error and lacking sufficient oversight as the process is largely performed by a single member of the accounting staff.
•	An audit performed on the information technology systems of the Company determined that approximately 25% of controls over the information technology infrastructure were either deficient in design or missing. Additional findings include:
o	A lack of an internal reference framework methodology to ascertain and assess information technology risks.
o	The lack of a methodology to evaluate the design and operational effectiveness of key controls over critical business processes.
o	No system of verification of the access profiles of personnel or a process to verify that accounts of former employees are properly closed.
•	In the case of GV do Brasil Indústria e Comércio de Aḉo Ltda in Brasil we observed an inadequate segregation of duties, in respect to system access and activities related to:
o	The person with final responsibility for the preparation of the financial reports is also responsible for the corporate tax area, financial management (approval of payments and receipts, analysis of client credit risks including credit limits still not established, and negotiations with clients), monthly calculation of the costs of the products sold (and, consequently, of the value of the inventories of finished products), and assessment of the amount of physical impurities contained in scrap inventories, which also determines the valuation.
o	The person responsible for supervising the physical movements of raw materials and finished products also has the following duties: authorization to issue sales invoices, the authority to adjustment quantities of inventory items, and also responsibility for planning and authorizing the movements of the physical inventory of between inventory locations.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that as a component of the financial control process, certain accounts are not being reconciled quarterly to the underlying details and the components of certain other accounts are not being reviewed by management.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that a control requiring the signatures of the vice-president of Finance, head of information technology and the General Manager to authorize all expenditures over $25,000 was not operating effectively. A number of the purchases lacked the required supporting signatures.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that the controller at one of the production plants failed to properly perform all required tests to review the inventories to be sure they are properly recorded at the lower of cost or market, and also failed to obtain approval for a journal entry which should be generated from the analysis.

C.	Attestation Report of the Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Grupo Simec, S.A.B. de C.V. (the Company´s) internal control financial reporting as December 31, 2017, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control- Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company´s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses have been identified and included in management´s assessment:

1.	Insufficient training on, and knowledge of, COSO and the related operation of the control environment for mid-level personnel of the Company.
2.	A lack of a formalized policy related to the delegation of authority clearly defining the roles and responsibilities for employees.
3.	The Company lacks a system of assessing and monitoring employee performance to increase their skills to be prepared for the complex of the company´s operation.
4.	The Company does not maintain a detailed accounting manual and closing checklists. The lack of such procedures reduces the likelihood of detecting errors on a timely basis during the financial close. Similarly, there is a lack of documents supporting the existence of supervisory review over accounting entries recorded by the Company.
5.	The Company does not maintain appropriate evidence over records supporting certain matters in regards to fixed assets:
a.	There is insufficient data to support certain adjustments to fixed assets recorded on the books of the Company.
b.	The Company does not have an appropriate system to properly store records in regards to significant acquisitions of fixed assets.
c.	The Company failed to reconcile their recorded fixed assets to the underlying support.
d.	The Company did not document appropriate authorizations in regards to capital investments or to increases in the planned size of an ongoing investment project.
e.	The Company has neither a system of tagging and tracking fixed assets nor a process for taking periodic inventories to determine the continued existence of recorded fixed assets.
6.	The Company lacks sufficient documentation and internal controls related to the process of obtaining credit. The Company also lacks sufficient training for personnel responsible for monitoring such credit facilities in regards to fraud detection and ongoing compliance matters.
7.	The Company lacks a program to ascertain that the administrative staff with access to accounting records are sufficiently trained and monitored.
8.	The Company lacks an appropriate environment to ensure that the financial records are closed in accordance with International Financial Reporting Standards properly and in a timely manner. Items identified included:
a.	A lack of appropriate accounting resources at the corporate level which adversely impacted the operation of key supervision controls over the accounting department, the financial statement closing process, and the process of computing and authorizing journal entries.
b.	A lack of appropriate procedures to analyze the results of the business units prior to consolidation.
c.	A lack of a unified computerized general ledger or enterprise resource planning system amongst the business units. There is also a lack of a common chart of accounts which would simplify the consolidation process.
d.	A lack of an appropriate consolidation system allowing management to properly supervise the preparation of consolidated financial information. The system is highly manual, increasing the risk of human error and lacking sufficient oversight as the process is largely performed by a single member of the accounting staff.
9.	An audit performed on the information technology systems of the Company determined that approximately 25% of controls over the information technology infrastructure were either deficient in design or missing. Additional findings include:
a.	A lack of an internal reference framework methodology to ascertain and assess information technology risks.
b.	The lack of a methodology to evaluate the design and operational effectiveness of key controls over critical business processes.
c.	No system of verification of the access profiles of personnel or a process to verify that accounts of former employees are properly closed.

10.	In the case of GV do Brasil Indústria e Comércio de Aḉo Ltda in Brasil we observed an inadequate segregation of duties, in respect to system access and activities related to:
a.	The person with final responsibility for the preparation of the financial reports is also responsible for the corporate tax area, financial management (approval of payments and receipts, analysis of client credit risks including credit limits still not established, and negotiations with clients), monthly calculation of the costs of the products sold (and, consequently, of the value of the inventories of finished products), and assessment of the amount of physical impurities contained in scrap inventories, which also determines the valuation.
b.	The person responsible for supervising the physical movements of raw materials and finished products also has the following duties: authorization to issue sales invoices, the authority to adjustment quantities of inventory items, and also responsibility for planning and authorizing the movements of the physical inventory of between inventory locations.
11.	In the case of SimRep Corporation and Subsidiaries in the United States we identified that as a component of the financial control process, certain accounts are not being reconciled quarterly to the underlying details and the components of certain other accounts are not being reviewed by management.
12.	In the case of SimRep Corporation and Subsidiaries in the United States we identified that a control requiring the signatures of the vice-president of Finance, head of information technology and the General Manager to authorize all expenditures over $25,000 was not operating effectively. A number of the purchases lacked the required supporting signatures.
13.	In the case of SimRep Corporation and Subsidiaries in the United States we identified that the controller at one of the production plants failed to properly perform all required tests to review the inventories to be sure they are properly recorded at the lower of cost or market, and also failed to obtain approval for a journal entry which should be generated from the analysis.

These material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 financial statements, and this report does not affect our report dated May 11, 2018, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets and the related statements of income, comprehensive income, stockholders´ equity, and cash flows of the Company, and our report date May 11, 2018, expressed an unqualified opinion.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report of internal control over financial reporting. Our responsibility is to express an opinion of the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange omission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether affective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining and understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company´s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company´s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Marcelo de los Santos y Cía., S.C.

Member of Moore Stephens International Limited

C.P.C. Marcelo de los Santos Anaya

San Luis Potosí, S.L.P., México, May 11, 2018

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
108

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

Fiscal Year Ended December 31, 2017.

Our internal audit team, and with the validation of the Audit Committee and our Chief Executive Officer and Chief Financial Officer, developed a program of action plans to remedy the control weaknesses and the material weaknesses associated with the control environment for the entire Company, the internal control within the business processes of each plant and the information technology controls.

The employees in charge of the business process at each plant, supported by the advice of the internal audit team and Mazars, implemented the corrective actions to each of the observations generated in our 20-F annual report for the years ended December 31, 2015 and December 31, 2016, as well as to the findings identified in the internal control over financial information for the year ended December 31, 2017. Some of these corrective actions included, but are not limited to, the following:

•	Remediation actions related to corporate governance:
o	Evaluation of the control environment with the first and second level executives of all the plants: including the standards, processes and structures in the Board of Directors and Senior Management to establish the "tone at the top;"
o	Development of a control environment evaluation guide;
o	Development of internal control framework COSO 2013 and Sarbanes-Oxley Act awareness to first and second level of management;
o	A program was created to strengthen the distribution of the code of ethics and ensure its correct understanding throughout the organization;
109

o	The firm Resguarda was hired as an anonymous complaint line provider and its implementation and dissemination is ongoing in all the business units of the organization for its correct use;
o	The manual for the structure and function of the audit committee was generated;
o	Creation of a communication protocol between the different actors of the internal control, the audit committee, the Corporate Finance Department, the audit management, the internal auditors and the users in each of the plants;
o	Results were formalized and consolidated on the internal control system of each plant in a letter of certification, signed by the General Director and the Corporate Finance Director of the Company; and
o	A questionnaire was applied to validate the independence of the members of the audit committee.
•	Remediation actions related to internal control over financial reporting:
o	The findings identified in aspects of Internal Controls over Financial Reporting (ICFR) in all the plants (Guadalajara, San Luis Potosí, Tlaxcala, Mexicali, Brazil and the United States) were addressed and resolved;
o	Consolidation of the audit team, hiring the missing staff and training them in the company's audit processes, the Sarbanes-Oxley Act and the internal control framework COSO 2013;
o	Internal auditors were trained in the audit methodology and the COSO 2013 framework;
o	Generation of the manual for the internal audit and testing function;
o	Generation of the scoping methodology manual;
o	Generation of the guide to use the solution of a GRC for the administration of processes, risk assessment, internal control and audit (MEGA Hopex);
o	Development of a training program on IFRS topics for the key personnel of the financial consolidation process and internal audit team. Taught by certified partners of Mazars;
o	Generation of an internal control certification letter, with appendix of findings and remediation plans to control environment, testing over ICFR and ITGC, to be signed by the directors and finance officers of each plant;
o	Updating and distribution of the documentation of policies and procedures, including flow charts, narratives for each relevant financial cycle, including, but not limited to, Consolidation, accounting closing and Fixed Assets, in each plant, under the Business Process Model and Notation 2.0 methodology (BPMN 2.0). Using the MEGA Hopex tool; and
o	Update of patent registration policy and added to the asset manual.
•	Remediation actions related to Information Technology General Controls (ITGC):
o	An evaluation of the general information technology controls (CGTI) was carried out for each plant. Including the following topics: i-IT Governance, ii-System and Data Access Security Controls, iii-Change Management, iv-Software Development and Acquisition, v-IT Operations and VI-IT vendors Administration; and
o	ITGC audit reports were generated and action plans were generated to mitigate the findings.

As of December 31, 2017, the Company believes it complied with the observations identified in the 20-F annual report for the years ended December 31, 2015 and December 31, 2016, and has completed or is in process to implement mitigating controls to remedy in full the findings classified as weakness of control or significant weaknesses. The Company did not identify any reasonable material weaknesses, as established in paragraphs 12b - 2 of the SOX Act, which could represent a material risk to the Company’s financial information.

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

110

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

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2016 and 2017, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C.	Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Stephens International Limited, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2017. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, continues to be audited by Marcelo de los Santos y Cía., S.C., a practice member of Moore Stephens International Limited.

Audit Fees. We paid Ps. 10.4 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for 2017, included in our annual report on Form 20-F. We paid Ps. 10.1 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for 2016, included in our annual report on Form 20-F.

Audit Related Fees. In 2017 and 2016, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2017 and 2016, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., S.C. in 2017 and 2016.

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

The Audit Committee approved all of the services incurred in 2016 and 2017, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

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

111

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

112

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

Dated: May 15, 2018

114

Grupo Simec, S.A.B. de C.V. and subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2017, base on criteria established in Internal Control- Integrated Framework (2013) issued by the Commite of Sponsoring Organizations of the Treadway Commision (“COSO”), and our report dated May 11, 2018, expressed an adverse opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Marcelo de los Santos y Cía., S.C.

We have served as the Company's auditor since 2016.

San Luis Potosí, S.L.P., México

May 11, 2018

EXPLANATORY NOTE

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”) filed on May 15, 2018 with the SEC is being filed without the Report of Castillo Miranda y Compañía, S.C., a member practice firm of BDO International Limited (“BDO”), which had been engaged to audit the Company’s consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and 2015, regarding the consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2015. Once such report becomes available, the Company will file an amendment to the Form 20-F in order to include the report in the Company’s Form 20-F.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

As of December 31, 2017, and 2016

(In thousands of Mexican pesos)

	Note	2 0 1 7	2 0 16
Assets
Current assets:
Cash and cash equivalents	6	$7,203,604	$7,536,534
Other investments	6	88,947	428,422
Trade receivables, net	7	3,899,574	2,695,401
Related party receivables	18-b	530,985	506,235
Loans to related parties	18-b	2,913,325	2,443,294
Recoverable taxes	8	2,230,375	1,513,599
Other receivables		469,237	281,882
Prepaid expenses		509,557	420,278
Inventories, net	9	8,263,498	7,181,483

Total current assets		26,109,102	23,007,128

Non-current inventories, net	9	1,220,766	1,596,926
Property, plant and equipment, net	10	15,737,081	14,491,045
Intangible and other non-current assets, net	11	2,471,548	2,544,273

Total assets		$45,538,497	$41,639,372

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$5,960	$6,241
Trade accounts payable	13	3,984,898	2,827,559
Related party payable	18-b	39,761	7,867
Loans from related parties	18-b	984,623	1,012,667
Accrued expenses and taxes other than income taxes	13	842,045	665,936
Taxes payable		1,360,753	954,396
Income tax payable		18,628	44,324

Total current liabilities		7,236,668	5,518,990

Long term liabilities:
Employee benefits	14	91,822	99,783
Deferred income tax	15	3,367,976	2,302,919
Other liabilities		719,128	507,536
Contingencies and Commitments	24 and 25

Total long-term liabilities		4,178,926	2,910,238

Total liabilities		11,415,594	8,429,228

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,579,472	4,602,314
Retained earnings		20,774,810	19,053,138
Repurchase of own capital stock reserve		1,732,447	1,988,468
Cumulative translation effects in foreign subsidiaries		4,312,478	4,839,142

Total controlling interest		34,231,475	33,315,330
Non-controlling interest	17	(108,572)	(105,186)

Total stockholders’ equity		34,122,903	33,210,144

Total liabilities and stockholders’ equity		$45,538,497	$41,639,372

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos, except (loss) income per share figures)

	Note	2 0 1 7	2 0 1 6	2 0 1 5

Net sales		$28,700,450	$27,515,565	$24,475,821
Cost of sales	19	(23,994,526)	(22,775,593)	(23,096,967)
Impairment of property, plant and equipment	3-g and 19	0	0	(2,071,901)

(Loss) income gross profit		4,705,924	4,739,972	(693,047)

Administrative expenses	19	(1,238,943)	(1,277,487)	(1,582,489)
Other income (expense), net	20	6,934	(36,198)	173,427
Interest income		54,238	108,151	34,027
Interest expense		(54,404)	(40,170)	(40,195)
Foreign exchange (loss) gain, net		(654,362)	1,774,984	(382,062)

(Loss) income before income taxes		2,819,387	5,269,252	(2,490,339)

Income taxes	15	(1,097,860)	(926,041)	(770,572)

Net (loss) income for the year		1,721,527	4,343,211	(3,260,911)

Other comprehensive income (loss):
Translation effects of foreign subsidiaries		(529,905)	2,807,297	846,936
Fair value of derivative financial instruments, net of income taxes

Total other comprehensive income (loss) for the year, net of income taxes		(529,905)	2,807,297	846,936

Comprehensive (loss) income for the year		$1,191,622	$7,150,508	$(2,413,675)

Net (loss) income attributable to:
Controlling interest		$1,721,672	$2,884,834	$(1,214,290)
Non-controlling interest		(145)	1,458,377	(2,046,621)

(Loss) income net for the year		$1,721,527	$4,343,211	$(3,260,911)

Comprehensive (loss) income attributable to:
Controlling interest		$1,195,008	$5,803,840	$(221,316)
Non-controlling interest		(3,386)	1,346,668	(2,192,659)

Comprehensive (loss) income for the year		$1,191,622	$7,150,508	$(2,413,975)

(Loss) income per share:
Weighted average shares outstanding (in thousands of shares)		493,918	486,516	492,421

(Loss) income per share (controlling interest) (Mexican pesos)	4-n	$3.49	$5.93	$(2.47)

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)

	Capital stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling interest	Non- controlling interest	Total stockholders’ equity
Balance as of December 31, 2014	2,832,268	4,170,857	18,382,594	726,959	927,162	-	27,039,840	740,805	27,780,645

Repurchase of own capital stock, net		(76,257)		(169,032)			(245,289)		(245,289)
Comprehensive income (loss)			(1,214,290)		992,974		(221,316)	(2,192,659)	(2,413,975)

Balance as of December 31, 2015	2,832,268	4,094,600	17,168,304	557,927	1,920,136	-	26,573,235	(1,451,854)	25,121,381
Increase in reserve			(1,000,000)	1,000,000			0		0
Repurchase of own capital stock, net		507,714		430,541			938,255		938,255
Comprehensive income (loss)			2,884,834		2,919,006		5,803,840	1,346,668	7,150,508

Balance as of December 31, 2016	2,832,268	4,602,314	19,053,138	1,988,468	4,839,142	-	33,315,330	(105,186)	33,210,144

Increase in reserve
Repurchase of own capital stock, net		(22,842)	0	(256,021)			(278,863)		(278,863)
Comprehensive income (loss)			1,721,672		(526,664)		1,195,008	(3,386)	1,191,622

Balance as of December 31, 2017	$2,832,268	$4,579,472	$20,774,810	$1,732,447	$4,312,478	$-	$34,231,475	$(108,572)	$34,122,903

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos)

	2 0 1 7	2 0 1 6	2 0 1 5

Operating activities:
Net (loss) income of the year	$1,721,527	$4,343,211	$(3,260,911)

Adjustments for:
Depreciation and amortization	1,465,759	1,429,381	1,261,093
Impairment of property, plant and equipment	0	0	2,071,901
Employee benefits	(7,962)	6,351	9,933
Allowance for slow moving inventories	0	0	681,273
Allowance for doubtful accounts	5,339	(16,453)	29,512
Interest income from investing activities	(54,237)	(108,151)	(34,027)
Interest expense from financing activities	54,404	40,170	40,195
Unrealized foreign exchange loss (gain), net	(35,754)	169,699	172,576
Income taxes	1,097,860	926,041	770,572

	4,246,936	6,790,249	1,742,117

Decrease (increase) in trade receivables	(1,209,134)	(209,517)	646,126
(Increase) due from related parts receivables	(453,754)	(55,863)	(325,524)
Decrease (increase) in inventories	(887,619)	(84,865)	687,296
(Increase) in other accounts receivable, recoverable taxes and prepaid expenses	(1,013,274)	(619,378)	(730,206)
(Decrease) increase in trade accounts payable	1,249,042	(372,386)	(954,678)
(Decrease) increase in due to related parties payable	39,604	(36,093)	(40,439)
(Decrease) increase in accrued expenses and taxes other than income taxes	800,111	410,066	(1,406,375)

Net cash flows (used) provided by operating activities	2,771,912	5,822,213	(381,683)

Investing activities:
Acquisition of property, plant and equipment	(3,039,501)	(3,100,259)	(647,743)
Decrease (increase) in other non-current assets	(60,131)	(119,468)	27,965
Other investments	339,476	(54,063)	(69,392)
Interest income collected	54,237	108,151	34,027

Net cash flows (used) provided by investing activities	(2,705,919)	(3,165,639)	(655,143)

Financing activities:
Repurchase and placement of own capital stocks, net	(278,863)	938,255	(245,289)
Interest expense paid	(54,404)	(40,170)	(40,195)
Loans granted to related parties	(41,027)	(2,393,715)

Net cash flows (used) provided by financing activities	(374,294)	(1,495,630)	(285,484)

Net (decrease) increase in cash and cash equivalents	(308,301)	1,160,944	(1,322,310)

Cash and cash equivalents at beginning of year	7,536,534	6,224,502	7,003,373

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(24,629)	151,088	543,439

Cash and cash equivalents at end of year	$7,203,604	$7,536,534	$6,224,502

The accompanying notes are an integral part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2017, 2016 and 2015

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, S.A.B. de C.V. is a stock corporation with variable equity, incorporated under Mexican laws on August 22, 1990, with a life of 99 years. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). The Company is located in Guadalajara, Jalisco, Mexico and the address of its administrative offices is 601 Rd. Lazaro Cardenas, ZIP Code 44440.

The main activity of Grupo Simec, S.A.B. de C.V. and subsidiaries (Simec or the Company) is the manufacturing, processing and distribution of steel and steel alloys products in Mexico, the United States of America (USA), Canada and since November 2015, began partial operations in the plant of Brazil, which have been increased in 2016. (See Note 2-e).

Part of the Company’s shares of capital stock are listed on the Mexican Stock Exchange (BMV) and on the New York Stock Exchange (NYSE). (See Note 26).

2.	Significant events

a.	On December 5, 2017, Grupo Simec, S. A. de C. V., and Simec International 7, S.A. de C. V. (a subsidiary company), acquired 2,000 class “I” shares of a company named Señales del Norte S.A. de C.V., that form 100% of the fixed portion of that company’s capital stock and 3,908,782 shares class "II" that form 100% of the variable portion of that company’s capital stock. These shares were purchased for $122.66 million pesos. After the purchase of those shares Señales del Norte S.A. de C.V. came under the control of Grupo Simec, SAB of C. V. From that date the company Señales del Norte S.A. de C.V., is consolidated in the financial statements. Subsequent to December 31, 2017 on March 13, 2018 the name of Señales del Norte S.A. de C.V. was changed to "Siderurgicos Noroeste S.A. de C. V.".

b.	As of May 11, 2018, is under negotiation the acquisition of two steel mills in Brazil from ArcelorMittal, which are located in Cariacica, Espiritu Santo and in Itauna, Minas Gerais and have a production capacity of 600 thousand tons a year and 100 thousand tons a year, respectively. If the transaction is closed, the Group will significantly increase its participation in the long steel market in Brazil.

c.	As of January 13,2016, we was incorporated GSIM de Occidente, S.A. de C.V. with an investment of $50, being the stockholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class “I” and Simec International, S.A. de C.V., with one class “I” share.

d.	As of January 13, 2016, we incorporated Fundiciones de Acero Estructural, S.A. de C.V., with an investment of $50, being the stockholders Grupo Simec, S.A.B. de C.V., with 49,999 shares class “I” and Simec International, S.A. de C.V., with one class “I” share.

e.	On January 20, 2015, we incorporated Aceros Especiales Simec Tlaxcala, S.A. de C.V. with an investment of $ 50, being the shareholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class "I" and Simec International, S.A. de C.V. with one class “I” share.

Grupo Simec, S.A.B. de C.V., during 2015 at Extraordinary Meeting of Stockholders, increased the capital stock by $ 1,000, with 1,000,000 shares class “II”.

f.	On January 20, 2015, we incorporated Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. with an investment of $ 50, being the stockholders Grupo Simec, S.A.B. de C.V. with 49,999 shares class "I" and Simec International, S.A. de C.V. with one class “I” share.

g.	On March 21, 2015, Grupo Simec, S.A.B. de C.V. and Simec International, S.A. de C.V. (subsidiary company) (the “companies”), acquired shares of a company named RRLC, S.A.P.I. de C.V (RRLC). These companies purchased 2,500 shares of Class "I", ordinary, nominative and without par value, representative of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies purchased 46,103 shares of Class "II" which were purchased without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 18,600. By the Extraordinary General Meeting of Shareholders of RRLC the appointment of members of the Board of Directors of that company, composed exclusively by officers and shareholders of Grupo Simec, S.A.B. de C.V.; so, from that date on the Company consolidates the financial statements of RRLC.

RRLC was formed by split of another company on December 11, 2014, and included tax losses by $ 311,529, at the date of acquisition.

h.	On October 30, 2015, Simec International 7, S.A. de C.V. and Simec International, S.A. de C.V. (subsidiaries) (the “companies”), acquired shares of a company named Grupo Chant, S.A.P.I. de C.V (Chant). These companies acquired 25,000 shares of Class "I", ordinary, nominative and without par value, of the fixed portion of capital stock, representing 50% of the shares of that class. In addition, these companies acquired 1,000,000 of shares of Class "II" which were acquired without the right to vote, nominative, and without nominal value, representing the variable portion of capital stock and representing 100% of the shares of that class, in the amount of $ 167,000. The appointment of members of the Board of Directors of that company, is under de control of Grupo Simec, S.A.B. de C.V, so from that date on the Company consolidates the financial statements of Chant.

Chant was formed by split of another company on December 11, 2014, which was referred to tax loss by $ 2,380,350, at the date of acquisition.

i.	In November 2015, the steel plant in Brazil started partial operations, which have increased subsequently. The plant will has a production capacity of 450,000 tons per year, of commercial steel products, especially rebar and wire rod. Currently, we are in the process of market opening, and we have established contact with major local suppliers of inputs and raw materials. The total cost of this project is USD$ 300 million, approximately. In a second step, the intention is to enter the market of special steels for the automotive and electro-welded in wire rod derived products.

j.	With regard to a new plant for special steel, on October and December 2015, several pieces of ground adjacent to the plant installed in Tlaxcala, which estimated length will be of 100 hectare. As of October 20, became into force the contract “Key in hand”, signed with Danielli & Officine Meccaniche for the construction (except for civil work) and the supply of all the equipment. This new plant will have an installed capacity for 600 thousand tons. Annually, with a construction term of two and a half years and a previous period to the operations start estimated between 6 and 8 months. The budget for this project is USD$600 million, approximately. As of December 31, 2016, the major part of the equipment has been received; the last shipment was received in August, 2017. The services of electric energy and gas have already been contracted. The operations start of the steelworks is scheduled for May, 2018 and for the beginning of all the equipment there will be a pre-operative period which will last from 6 to 8 months.

k.	In June of 2015, Republic Steel temporarily idled their newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the energy exploitation sector following a sharp drop in oil prices, which has led to significant market declines and demand for product. As a consequence of this event, the net book value of the furnace exceeded the fair value by approximately USD$ 130.7 million (equivalent to $ 2,071,901) and as such recognized an asset impairment of this amount during the year ended December 31, 2015. This effect is presented in the Income Statement together with the cost of sales, since it corresponds to an impairment of the production plant. See Note 10. The plant of Lorain suspended totally its operations at first quarter of 2016.

3.	Application of new and modified standards and interpretations and standards not yet in force

The consolidated financial statements of Grupo Simec, S.A.B. Of C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee, including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2017.

a. International Financial Reporting Standards, not yet in force.

The following are the Standards and Amendments that may have an effect on the financial information of Simec, which were issued by the IASB, but are not in force at the date of these financial statements.

Amendments applicable from 2017:

a) Amendment to IAS 12- Income Tax - recognition of deferred tax assets for unrealized losses.

To clarify the diversity of practices in the recognition of a deferred tax asset arising from a debt instrument measured at fair value, the IASB published amendments to IAS 12- Income Tax - recognition of deferred tax assets for non-realized losses. The amendments to IAS 12 include some clarifying paragraphs and an illustrative example.

The modifications clarify the following aspects:

• Unrealized losses on debt instruments valued at fair value for accounting purposes and at their cost for tax purposes give rise to a deductible temporary difference, independent of the expecting of the holder of the debt instruments, to recover the carrying amount of the debt instrument or by use.

• The book value of an asset does not limit the estimate of probable future tax benefits.

• Estimates of future tax benefits exclude tax deductions resulting from the reversal of deductible temporary differences.

• An entity evaluates a deferred tax asset in combination with other deferred tax assets. When tax law restricts the use of tax losses, an entity could value a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are retrospective and effective for annual periods beginning on or after January 1, 2017. Early application is permitted.

Rules applicable starting from 2018:

a) IFRS 15- Revenue from contracts with customers.

The IASB has published a new standard, IFRS 15- Income from contracts with customers (IFRS 15 or the new standard). The new standard describes a single comprehensive model for accounting of revenue from customer contracts and replaces current revenue recognition guidelines included in IFRS standards and interpretations.

The basic principle of the new rule is that an entity must recognize the income that represents the transfer of goods or services promised to the client, valued by the amount that the entity expects to receive in exchange for such goods or services.

The entities must:

• Identify the contracts with clients which are within the scope of the new standard;

• Identify the performance obligations in the contract: i) sales of goods or services separately, ii) sales dependent or interrelated with other products or services; (iii) homogeneous and consistent sales;

• Determine the price of the transaction: i) variable consideration and restricted estimates, ii) time value of money and financing component, iii) non-monetary consideration, iv) consideration paid to the customer;

• Distribute the transaction price among each separable performance obligation; and

• Recognize income when each performance obligation is met: (i) over time, (ii) at a point in time.

The new IFRS 15 increases disclosures on income and is effective for periods beginning on or after January 1, 2018, allowing for early application. Entities may choose to retroactively apply the standard or use a modified approach in the year of application.

b) IFRS 9- Financial Instruments (IFRS 9 (2014)).

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

Hedge Accounting

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

Own credit risk

IFRS 9 (2014) also eliminates the volatility in results that was caused by changes in the credit risk of liabilities that are valued at fair value. This accounting change means that gains proceeding from the impairment of the risk of our credit on these liabilities are no longer recognized directly in net earnings or loss but in other comprehensive income (OCI).

IFRS 9 (2014) will come into force for fiscal years beginning on or after January 1, 2018. Early application is allowed. In addition, changes in credit risk can be applied in advance and in isolation, without the other changes in the recognition of financial instruments.

Amendments applicable from 2018

a) Amendment to IAS 40- Investment Property

The amendment clarifies that the transfer of an investment in property will occur when and only when there is a change in its use. A change of use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of change of use. In isolation, a change in management's intentions to use a property does not provide evidence of a change in use.

b) Amendment to IAS 28- Investments in Associates and Joint Ventures.

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

The amendments clarify the following:

• When estimating the fair value of a share-based payment settled in cash, accounting for the effects of the acquisition conditions and the liability incurred should follow the same approach as for stock-based share-based payment.

• Where tax laws or regulations require an entity to withhold an amount because of an employee's tax liability associated with a share-based payment, the share-based payment arrangements may allow or require to retain a specified number of equity instruments Equivalent to the monetary value of the employee's tax liability, that is, the share-based payment arrangement has a "net settlement characteristic", if the agreement does not include the net settlement characteristic, that agreement should be classified as a whole Transaction with share-based payments settled with equity instruments.

• A share-based payment that is modified to change the settlement transaction in cash to the settlement of capital, should take into account the following:

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

Interpretation applicable from 2018:

a) IFRIC 22- Transactions in foreign currency and considerations paid in advance.

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

It is established that the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or collection of the anticipated consideration. If there are multiple payments or prepayments, the entity will determine a date of the transaction for each payment or collection of the anticipated consideration.

Standard applicable from 2019:

A) IFRS 16- Leases

In January 2016, the IASB published a new accounting standard, called IFRS 16- Leases (IFRS 16), which repeals IAS 17- Leases and their interpretation guides.

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

iv. The standard does not include significant changes in the requirements for the lessor's accounting.

The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15- Income from Contracts with Customers.

Simec is appraising the effect that these new standards could have on its financial statements.

4.	Basis of preparation and presentation of the financial statements

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

As of December 31, 2017, and 2016, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are as follows.

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 7	2 0 1 6
Compañia Siderurgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañia Siderurgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (10)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%

Operadora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.	100.00%	100.00%
Corporacion Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (10)	100.00%	100.00%
Corporacion ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (10)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (10)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V. (8)	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V. (8)	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (9)	100.00%	100.00%
Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V. (9)	100.00%	100.00%
GSIM de Occidente S.A. de C.V. (11)	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V. (11)	100.00%	100.00%
Siderúrgicos Noroeste, S.A. DE C.V. (12)	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (6) (10)	50.22%	50.22%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
GS Steel B.V. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”. This Company includes two subsidiaries that in 2014 changed its address and tax residence to the California State in USA. These subsidiaries are Steel Promotor, Inc. and Coadm Steel, Inc., and in 2015 they merged with Simec USA, Corp.
(2)	Company established in Netherlands in 2014.
(3)	ICH (Holding Company) owns 49.78% of the shares in this company.
(4)	Business established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, other than its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Company established in Brazil in 2010, in which the Company built a steel plant and starting partial operations in November 2015, which have increased in 2016.
(8)	Companies acquired in 2015.
(9)	Companies incorporated in 2015.
(10)	Companies that have lost the entire capital stock, except Corporativos G&DL, S.A. de C.V., and Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. which only have lost 2/3 of their capital stock.
(11)	Companies incorporated in 2016.
(12)	Companies incorporated in 2017.

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

Relevant exchange rates used in the preparation of the consolidated financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2017	19.74
Current exchange rate as of December 31, 2016	20.66

Weighted average exchange rate for the year ended December 31, 2017 (*)	19.84
Weighted average exchange rate for the year ended December 31, 2016 (*)	18.66

Current exchange rate as of May, 11 of 2018	19.54

(*)	Weighted average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, at the date of interchange of the assets transferred, liabilities incurred or assumed and the equity interests issued by the Company in exchange for control of the acquire. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

Any excess of the cost of acquisition on the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill is included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in profit and loss.

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

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquire are remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognized in other comprehensive income (loss) are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

c.	Cash and cash equivalents and temporary investments – Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments referred to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined approximates their fair value.

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

The Company classified as long-term inventory parts and rollers, that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace (see Note 9). The Company has 136,541 metric tons (MT) of coke inventory valued at 1,037 million Mexican pesos (average of USD$ 385/MT) on hand at December 31, 2017 and 231,942 MT of coke inventory valued at 1,433 million Mexican pesos (average of USD$ 299.00/MT) on hand at December 31, 2016 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

-	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

-	The intention to complete the intangible asset and use or sell it;

-	The ability to use or sell the intangible asset;

-	How the intangible asset will generate probable future economic benefits;

-	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

-	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

j.	Goodwill – Goodwill arising on a combination of business is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, accumulated later, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. For purposes of allocation of goodwill when there is business combination will be distributed among each of the cash generating units of the acquiring entity, expected synergy benefits. A reversal of an impairment loss is recognized immediately in profit or loss and allocated to the assets of that unit, the carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss of value shall not exceed the carrying amount that would have been obtained if had not recognized an impairment loss in value for the asset in prior periods. Unless the related asset is recognized at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

m.	Employee benefits – The costs of direct benefits and defined contribution to retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the right to contributions.

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

n.	Earnings per share – Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – The Company causes Income Tax (ISR) (See note 15) and is recorded in the result in the year in which it is determined. Determined ISR is based in fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which never are taxable on deductible. The liability of the Company for caused taxes is computed using the fiscal rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax –Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

-	Current and deferred tax for the period – Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively. Or when it arises from initial recognition of a business combination.

-	Interests on recoverable tax balances – Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies – In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. In the case of non-monetary items, which arise from the payment or collection of anticipated considerations, are recognized at the exchange rate in force of the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sell all or part of the net investment.

q.	Financial instruments – Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

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

a.	Critical accounting judgments – The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key sources of estimation – The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date creating an allowance for doubtful accounts, in order to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use – Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment – As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2017 and 2016 the Company has not derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 7	2 0 1 6

Cash	$1,339,887	$1,156,723
Cash equivalents (1)	5,863,717	6,379,811
	$7,203,604	$7,536,534

(1)	Most of these cash equivalents correspond to Treasury Bills issued by Treasury Department of USA, whose original maturity is less than three months.

The temporary investments included in Consolidated Statements of Financial Position at December 31, 2017 amounting $ 88,947 ($ 428,422 at December 31, 2016) consists in equity instruments for trading.

7.	Trade receivables – Net

The average collection period on sales of goods is between 30 and 60 days. No interest is charged on the outstanding accounts receivables from clients. The Company has recognized an allowance for doubtful accounts to show the possible financial loss caused by the inability of customers to make the corresponding payments. Allowances for doubtful accounts are calculated based on several factors including price adjustments, likelihood of recovery, aging and historical experience.

Credit limits and scoring by customer are reviewed twice a year. On December 31, 2017 and 2016 there are no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of receivables that are past due but not impaired is as follows:

	At December 31,
	2 0 1 7	2 0 1 6

30 - 60 days	$72,778	$71,182
61 - 90 days	57,629	29,553
91 + days	162,807	124,703
Total	$293,214	$225,438

During the years ended December 31, 2017 and 2016, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 7	2 0 1 6

Balance at beginning of year	$59,095	$75,548
Provisions	5,719	169
Writes off	0	(21,964)
Translations effects	(380)	5,342
Balance at end of year	$64,434	$59,095

In determining the nonrecoverable portion of accounts receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

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

During the year ended December 31, 2017, the Company sold a nominal amount of USD $ 25.4 million ($20.7.0 million in 2016) of accounts receivable. The discount fees incurred by this contract were approximately USD $ 0.5 million in 2017 and USD$ 0.3 in 2016. These fees were included in expenses for interest in the Comprehensive Income Statement. As of December 31, 2017, and 2016 the buyer has USD$ 1.9 million and USD$ 2.7 million, respectively, of receivables that have not been recovered by the buyer. The amount uncollected for 2016 is subject to a possible return of the Company by the buyer. These accounts receivable are included in the total trade receivables for the purpose of assessing the recoverability of them and, where appropriate, determine the adequacy of allowance for doubtful accounts.

8.	Recoverable taxes
	December 31,
	2 0 1 7	2 0 1 6

Valued Added Tax	$2,075,615	$1,450,147
Income Tax	146,333	54,983
Business Flat Tax	8,427	8,469
	$2,230,375	$1,513,599

9.	Inventories

Short-term:

	December 31,
	2 0 1 7	2 0 1 6

Finished goods	$1,572,134	$1,590,555
Work in process	61,129	48,599
Billet	1,443,938	1,531,732
Raw materials and supplies	3,728,737	2,804,771
Materials, spare parts and rollers	1,331,079	1,153,507
Materials in transit	126,481	52,319
	$8,263,498	$7,181,483

Long-term:

	December 31,
	2 0 1 7	2 0 1 6

Coke	$1,037,470	$1,433,145
Spare parts	49,831	47,751
Rollers	133,465	116,030
Finished goods	353,095	353,095
	1,573,861	1,950,021

Less, valuation allowance at cost or net realizable value, the lower.	(353,095)	(353,095)
	$1,220,766	$1,596,926

The Company has $ 1,037,470 and $ 1,433,145 of coke inventory on hand as of December 31, 2017 and 2016 respectively (See note 4-e), which the Company would only use as an input to its blast furnace in Lorain facility which currently is out of operation. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities.

As of May 11, 2018, Management considers that there will be recovery in the industries in which the Company operates; this would result in an expectation in those markets and therefore, the blast furnace would be restarted in the future. However, the blast furnace shows impairment that has obliged to present in books a value of zero. In prevention to the date in which the plant restarts operations, the Company has continued incurring in certain costs to keep the blast furnace (within Lorain plant) and the coke (such costs are applied to costs of the period). Restarting of the blast furnace, certain expenses will be required for the restoration of the equipment, in order to return to be a productive equipment, mainly in the refractory covering. However, there is still uncertainty on the date on which the blast furnace will restart its operation. The Company cannot offer any guarantee of the restarting of the total operation of the blast furnace on of conditions economically feasible.

10.	Property, plant and equipment

Cost of investment property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2015	1,029	3,269	21,090	154	117	573	26,232

Additions	12	978	661	1	4	1,444	3,100
Disposals			(153)				(153)
Translation effects	64	612	962		8	1,276	2,922
Balance as of December 31, 2016	1,105	4,859	22,560	155	129	3,293	32,101

Additions	0	36	2,817	4	2	181	3,040

Translation effects	(11)	(119)	(572)	(1)	(2)	(40)	(745)
Balance as of December 31, 2017	$1,094	$4,776	$24,805	$158	$129	$3,434	$34,396

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2015	953	14,008	74	68	15,103

Depreciation expense	51	1,112	7	2	1,172
Translation effects	1	1,337	(3)	0	1,335
Balance as of December 31, 2016	1,005	16,457	78	70	17,610

Depreciation expense	35	1,297	3	6	1,341
Translation effects	(7)	(280)	(1)	(4)	(292)
Balance as of December 31, 2017	$1,033	$17,474	$80	$72	$18,659

The depreciation expense for the years ended December 31, 2017, and 2016 amounted to $ 1,340,375 and $ 1,171,476, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2015	$1,029	$2,316	$7,082	$80	$49	$573	$11,129

Balance as of December 31, 2016	$1,105	$3,854	$6,103	$77	$59	$3,293	$14,491

Balance as of December 31, 2017	$1,094	$3,743	$7,331	$78	$57	$3,434	$15,737

As of December 31, 2014, Republic had invested USD$158.8 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, USA, to meet growing customer demand for the Company's SBQ (especial bars) steel. The location was chosen for its strategic proximity to customers and its skilled workforce. The construction of the Lorain electric arc furnace began mid-year 2012 and the Company began steelmaking operations in July 2014. The amount indicated includes USD $ 45.4 million capitalized from labor and manufacturing overhead related to the construction of the furnace and is presented in the investment in machinery and equipment.

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

Subsequent to year end, the entire Lorain facility was temporarily idled effective March 31, 2016 and at the date of issuance, May 11, 2018, management has no near-term plans to restart the facility, and the expectation is that it will be restarted when oil and gas market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 32.2 million as of December 31, 2016 and 2017, pertaining to the Lorain; Ohio facility after recording the impairment charge of USD$ 130.7 million as mentioned above. The impairment charge did not impact the operation business neither the future cash flows of the Company, as it was a provision and not a-cash expenditures. Management further assessed if there were any impairments at the Company's other cash generating units and determined that as of December 31, 2016 no other cash generating units were impaired based on current projections.

As of December 31, 2015, the machinery and equipment includes a machine called Coss System, valued at $ 122,880 (which is equivalent to USD$ 9.9 million), plus related installation expenses in the amount of $ 22,079, which was installed in an industrial plant of the subsidiary Aceros D.M., S.A. de C.V. (Grupo San). This machinery did not work in accordance with the specifications promised by the supplier, so it is not in operation. Currently, actions are being taken for the recovery, through arbitration in the USA and directly with the supplier Fuchs Technology, A.G, in the amount of USD$ 5.9 million, which is equivalent to the installation expenses previously mentioned, plus damages. On the other hand, the supplier also has demanded the payment of the USD$ 9.9 million. In the year 2016 the court conducted the matter has issued a sentence in favor of the Company and its subsidiaries, confirming that the counter-claim of Fuchs Technology, A.G. for the claim of the payment, has been retired of the arbitration existing; for the arguments contained in the resolution, as a big protection against any future intend of counter-claim, it was also established that the Company is free to dispose of the equipment.

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

11.	Intangible and other long-term assets

The balances as of December 31, 2017 and 2016 are as follows:

	2 0 1 7			Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade mark	$106,303	$-	$106,303	*
Kobe Tech contract	123,887	123,887	-	12
Customers list	64,893	40,288	24,605	20
Total from Republic (1)	295,083	164,175	130,908

Customers list	2,205,700	2,205,700	-	9
Trademark San 42 (2)	329,600	-	329,600	*
Goodwill	1,814,160	-	1,814,160	*
Total from Grupo San	4,349,460	2,205,700	2,143,760
	4,644,543	2,369,875	2,274,668

Other assets	196,880	-	196,880
	$4,841,423	$2,369,875	$2,471,548

	2 0 1 6			Amortization period (years)
Assets	Original value	Accumulated amortization	Net
Republic trade mark	$111,305	$-	$111,305	*
Kobe Tech contract	129,716	123,410	6,306	12
Customers list	67,946	38,786	29,160	20
Total from Republic (1)	308,967	162,196	146,771

Customers list	2,205,700	2,103,584	102,116	9
Trademark San 42 (2)	329,600	-	329,600	*
Goodwill (2)	1,814,160	-	1,814,160	*
Total from Grupo San (3)	4,349,460	2,103,584	2,245,876
	4,658,427	2,265,780	2,392,647

Other assets	151,626	-	151,626
	$4,810,053	$2,265,780	$2,544,273

*	Intangible assets with undefined useful life.

(1)	Intangible assets from Republic acquisition.

(2)	The trade mark San 42 and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets proceeding from Grupo San acquisition.

The amortization amounted of these assets recorded in net income of the years ended December 31, 2017, 2016 and 2015 amounted to $ 124,607, $ 257,905 and $ 254,217, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original value	Accumulated amortization	Net
Balance as of December 31, 2015	$4,632,790	$(1,982,690)	$2,650,100
Additions	127,560	(257,905)	(130,345)
Translation effect of the year	49,703	(25,185)	24,518
Balance as of December 31, 2016	$4,810,053	$(2,265,780)	$2,544,273
Additions	45,253	(124,607)	(79,354)
Translation effect of the year	(13,883)	25,512	6,629
Balance as of December 31, 2017	$4,841,423	$(2,369,875)	$2,471,548

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec, to exchange their bonds at par, for new bonds denominated subordinated notes in third place. The new notes bear semi-annual interest each at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2017 and 2016, the amount of such new notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2017 and 2016, liabilities in pesos for the new notes outstanding amounted $ 5,960 and $ 6,241, respectively.

13.	Trade accounts payable and other accrued liabilities

	December 31,
	2 0 1 7	2 0 1 6

Trade accounts payable	$3,984,898	$2,827,559
Other accrued liabilities	842,045	665,936
	$4,826,943	$3,493,495

The average credit period on purchases of certain goods or services is 30 to 60 days, from the date of the receipt of the good or service. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – For the Mexican operations in 2016, approximately 52% (53% on 2015) of the employees are under collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

The most important actuarial hypothesis used for the purposes of the determination of the net cost of the period related to the retirement benefits plan were as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Discount rate	7.5	6.75	6.75
Rate of salary increase	4.5	4.50	3.93

Components of net cost of benefits plan to employees are as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Current service cost	$5,697	$5,749	$4,447
Financial cost	6,637	6,247	5,359
Past service cost	(3,575)	(7,906)
Anticipated reduction obligations	(12,517)	0
Actuarial losses (gains) recognized in the year	(4,339)	5,801	3,398
	$(8,097)	$9,891	$13,204

The expense for the years 2017, 2016 and 2015 was recorded as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Cost of sales	$(4,534)	$5,539	$7,395
Administrative expenses	(3,563)	4,352	5,809
	$(8,097)	$9,891	$13,204

The amounts included in the Consolidated Statements of Financial Position as of December 31, 2017 and 2016 are $ 91,822 and $ 99,783, respectively, corresponding to the present value of defined benefit obligation.

Changes in the present value of the defined benefit obligation and the balance of the liability are integrated as follows:

	2 0 1 7	2 0 1 6

Opening balance of the defined benefit obligation	$99,783	$93,432
Current service cost	5,697	5,749
Past service cost	(3,439)	(7,906)
Financial cost	6,637	6,247
Actuarial losses (gains)	(4,339)	5,801
Benefits paid	(12,517)	(3,540)
Closing balance of the defined benefit obligation	$91,822	$99,783

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2017 and 2016, EPS amounted to $ 67 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2017, 2016 and 2015 was $12,838, $11,323 and $9,323, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2017, 83% of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016 and was extended for a further three years through August 15, 2019. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay were determined under the extended agreement and will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides the Company’s quarterly contributions to fund the Republic Retirement VEBA and Benefit Trust (the “Benefit Trust”) to be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to $4.00 per hour for each hour worked by USW represented employees.

b.	Defined Contribution Plans

Plan for employees- Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. The Company obligations to the plan are based upon fixed contribution requirements. Republic contributes a fixed amount of USD$1.68 per hour for each covered employee's contributory hours, as defined under the plan.

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

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a "qualified" plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2017, 2016 and 2015, the Company recorded expenses of USD$ 1.0 million, USD$ 6.9 million and USD$ 10.4 million, respectively, related to this benefits plan.

For the years ended December 31, 2017, 2016 and 2015, Republic recorded combined expenses of USD$ 3.5 million, USD$ 10.0 and USD$ 15.7 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits. The cost contributions to these two funds have been reduced from USD $ 2.6 million to USD$ 0.25 million per quarter effective after the review of the collective agreement on August 16 2016.

d.	401(k) Plans

The Company has a 401 (k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees' compensation. The Company funds contributions to this plan each pay period, based on the participant's age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2017, 2016 and 2015, the Company recorded expense of USD$ 0.8 million, USD$ 0.7 million and USD$ 1.7 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401 (k) defined contribution retirement plan through voluntary deferrals of employees' compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement ("EBT"): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. No expense was recorded for the years ended December 31, 2017, 2016 and 2015, because the current and prior year thresholds had not been achieved.

Republic has a profit sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain EBITDA, inventory and shipments targets. In the year ended December 31, 2017 and 2016, the Company paid USD 0.9 million and USD $0.6 million respectively under this plan. No payments were made under this plan in the year ended December 31, 2015.

15.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged (credited) to the results of 2017, 2016 and 2015 is as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Income tax of the year of Mexican companies	$19	$6,751	$1,571,766
Income tax year of foreign companies	19,802	50,612	26,469
Deferred Tax of Mexican companies	656,060	660,916	(185,540)
Deferred Tax of foreign companies	421,979	207,762	(642,123)
	$1,097,860	$926,041	$770,572

Due to the volatility in the U.S. Dollar - MX. Peso exchange rate, several Companies of the group registered significant losses for exchange rate differences.

During 2017, 2016 and 2015, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the losses shown below:

	2 0 1 7	2 0 1 6	2 0 1 5

Expected benefit, expense	$865,300	$1,580,776	$(747,102)
Increase (decrease) as a result of:
Inflation effects, net	(217,249)	(62,708)	34,264
Effect between nominal rate from USA and Mexico	(16,572)	157,366	(226,258)
Benefit from utilization of tax loss carry-forward and others (1)	(115,068)	(1,165,805)	(38,562)
Others, net (includes permanent items)	541,449	416,412	415,377
Income tax expense	$1,097,860	$926,041	$(562,281)
Effective tax rate (2)	38.94%	17.57%	(22.50% )

(1)	This amount corresponds to the Income tax benefit obtained by those companies that amortized tax loss carry-forwards in the years presented and that were generated prior to 2017, 2016 and 2015, respectively, and for which were not registered the corresponding deferred tax asset, less the effect of tax losses determined for some subsidiaries in the years that are presented for which no deferred tax asset was recorded.

(2)	The Calculation of the effective tax rate in 2015 did not include the charge of $ 1,332,858, corresponding to the year 2010.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized with taxable income generated in the next ten years. Tax losses can be updated following certain procedures established in the law.

As of November 18, 2015, the Finance Ministry (SHCP) issued a decree in which a fiscal incentive is given to those who pay income tax (ISR) under terms of the Titles II or IV, Chapter II, Section I of the Law of ISR, to the taxpayers who had obtained income from its business activity in the last period, up to 100 million pesos, that consist in apply the immediate deduction of the investment of new fixed assets, up to 82% of 2016 and 85% for 2017 the investments, incentive that was used by Aceros Especiales Simec Tlaxcala, S.A. de C.V. and by Fundiciones de Acero Estructural, S.A. de C.V.

As of December 31, 2017, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Settlement Date	Tax losses pending of amortization
2008	2018	39
2009	2019	36,642
2010	2020	25,656
2011	2021	10,262,957	(1)
2012	2022	4,563
2013	2023	3,295

2014	2024	43,492
2015	2025	146,152
2016	2026	1,141,942
2017	2027	2,381,395
		$14,046,133

(1)	This amount includes $ 10,227,347 updated to December 31, 2017, corresponding to a tax loss obtained in a sale of shares which, according to the Income Tax Law, can only be amortized against taxable profits on the sale of shares to be generated in the future.

As of December 31, 2017, Republic had USD$ 200.2 million of tax losses pending of amortize for federal tax purposes, which expire between 2033 and 2036; USD$ 317.9 million of tax losses for state and local purposes that expire between 2019 and 2036 and approximately USD$ 3.1 million of tax losses at the subsidiary located in Canada, which expire between 2031 and 2034.

As of December 31, 2017, and 2016, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 96.6 million Brazilian Reals ($ 595 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2 0 1 7	2 0 1 6

Deferred tax assets:
Allowance for doubtful accounts	$64,434	$37,183
Provisions	977	(4,770)
Advances from customers	79,874	76,709

Deferred tax assets	145,285	109,122

Deferred tax liabilities:

Property, plant and equipment	3,161,272	1,998,648
Intangible assets from Grupo San	298,566	321,748
Prepaid expenses	53,423	9,645

Total deferred liabilities	3,513,261	2,412,041

Deferred tax liabilities, net	$3,367,976	$2,302,919

16.	Stockholders’ equity

a.	Common stock as of December 31, 2017 and 2016, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital could be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2017, and 2016, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

c.	In 2016, a reserve was approved for $ 1,000,000 for the repurchase and placement of own shares, with this increase the reserve amounted to $2,000,000 for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2017, and 2016, the Company held 3,662,564 and 122,884 shares in treasury, respectively, which amounted to $267,553 and $11,531, respectively. The resulting profit in 2017 for the purchase and sale of treasury shares amounted to $ 22,842 (loss of $ 507,714 in 2016).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 7	2 0 1 6

Shares outstanding at beginning of year	497,586	486,243
(Repurchase) issuance of capital shares, net	(3,539)	11,343
Shares outstanding at year end	494,047	497,586

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns 100% of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries (Republic), in which it owns 50.22%. The non-controlling interest represents the equity in this subsidiary owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income (loss) also show total net profit or loss for the year as well as for the net comprehensive income or loss for the year. Controlling and non-controlling interest portions are presented after the consolidated comprehensive earning of the year. The table below shows the changes for the years ended December 31, 2017 and 2016:

	2 0 1 7	2 0 1 6

Balance at beginning of year	$(105,186)	$(1,451,854)
Share of profits and losses for the year	(145)	1,458,377
Share of translation effects of foreign subsidiaries	(3,241)	(111,709)
Balance at the end of the year	$(108,572)	$(105,186)

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Holding company
Interest expense	$5,325	$4,590	$1,983

Management personnel
Administrative services expenditures	25,603	23,717	22,084

Other related parties
Sales	3,632	5,160	7,479
Royalty expense	0	0	182,611
Purchases	51,760	324,145	41,370
Direct short-term benefits	82,447	71,629	58,669

b.	Balances receivable from and payable to related parties are integrated as follows:

	December 31,
	2 0 1 7	2 0 1 6

Accounts receivable:
Industrias CH, S.A.B. de C.V.	$475,395	$475,395
Compañía Laminadora Vista Hermosa, S.A. de C.V.	3,056	0
Operadora Construalco, S.A. de C.V.	793	578
Compañia Manufacturera de Tubos, S.A. de C.V.	39,153	8,302
Operadora Industrial de Herramientas, S.A. de C.V.	1,731	306
Joist del Golfo, S.A. de C.V.	5,328	4,618
Others	5,529	17,036
	$530,985	$506,235
Loans to related parties:
Industrias CH, S.A.B. de C.V.	$478,685	$49,579
Perfiles Comerciales Sigosa, S.A. de C.V.	719,286	678,310
Proyecto Comercializadora el Ninzi, S.A. de C.V.	1,715,354	1,715,405
	$2,913,325	$2,443,294
	$3,444,310	$2,949,529

As of December 31, 2017, and 2016, the account receivable with INDUSTRIAS CH, S.A.B DE C.V. corresponds to balances of Income Tax recoverable, because several consolidated for Income Tax purposes, up to 2013; it also includes a loan granted in 2014, for MXN$32,462 and other granted in 2017, for USD$21.7 million Dollars; none of them generate interest. With regard to the balance receivable with PROYECTOS COMERCIALES EL NINZI, S.A. DE C.V., it corresponds to a loan for USD$ 86.9 million, granted on a current account basis, at TIIE rate plus 1 percentage point to invest in the seam-welded tube business line; the balance related to PERFILES COMERCIALES SIGOSA, S.A. DE C.V., includes a loan for USD $ 33 million, for which no interest is charged to finance working capital. There are no provisions in the current account contracts that permit the loans to be settled by other means than the payment of cash. The remaining balances of accounts receivable correspond to transactions of sales of finished products in accordance with its activity.

	December 31,
	2 0 1 7	2 0 1 6
Accounts payable:
Aceros y Laminados Sigosa, S.A. de C.V.	$1,854	$1,856
Holding Protel, S.A. de C.V.	1,593	1,212
Pytsa Industrial, S.A. de C.V.	3,083	3,221
Operadora Perfiles Sigosa, S.A. de C.V.	11,777	0
Operadora Pytsa Industrial, S.A. de C.V.	20,381	0
Others	1,073	1,578
	$39,761	$7,867
Loans from related parties:
Industrias CH, S.A.B. de C.V.	$226,820	$221,628
Tuberias Procarsa, S.A. de C.V.	595,655	622,061
Procarsa Tube and Pipe Co.	59,648	62,303
Pytsa Industrial de Mexico, S.A. de C.V.	102,500	106,675
	$984,623	$1,012,667
	$1,024,384	$1,020,534

As of December 31, 2017, and 2016, the balances payable to INDUSTRIAS CH, S.A.B. DE C.V., TUBERÍAS PROCARSA, S.A. DE C.V., PROCARSA TUBE ABD PIPE Co. and PYTSA INDUSTRIAL DE MÉXICO, S.A. DE C.V., correspond, mainly, to loans received in U.S. Dollars, equivalent to USD $ 50 million, with an indefinite term, which generate interest at the 0.25% annual rate primarily to finance acquisitions, debt redemptions and bank loan amortization and interest payments. In the case of INDUSTRIAS CH, S.A.B. DE C.V., in 2016 a part of the loan was restructured in MX, Pesos. The remaining balances of the accounts payable correspond to transactions of purchase of finished products in accordance with its activity, as well as several services.

19.	Cost and expenses by their nature

At the years ended at December 31, 2017, 2016 and 2015, the cost of sales and administration expenses are integrated as follows:

	2 0 1 7	2 0 1 6	2 0 1 5

Raw materials and consumables	$11,268,400	$10,968,932	$13,295,584
Electrical energy	2,123,658	1,767,149	2,298,739
Ferroalloys	1,734,914	1,403,206	783,824
Refractories	492,781	466,815	252,746
Oxygen	213,838	211,051	123,263
Electrodes	419,741	276,473	214,517
Gas and fuels	612,605	518,072	839,802
Labor	2,699,414	2,931,108	2,847,491
Operation materials	1,000,752	890,002	588,769
Depreciation and amortization	1,465,759	1,429,380	1,261,093
Maintenance	2,586,507	2,565,772	1,035,586
Other expenses	615,100	625,120	1,138,042
	$25,233,469	$24,053,080	$24,679,456

	2 0 1 7	2 0 1 6	2 0 1 5

Cost of sales	$23,994,526	$22,775,593	$23,096,967
Administrative expenses	1,238,943	1,277,487	1,582,489
	$25,233,469	$24,053,080	$24,679,456

20.	Other (income) expenses, net

The components of other income (expenses) net, in the years ended December 31, 2017, 2016 and 2015, are the following:

	2 0 1 7	2 0 1 6	2 0 1 5

Cancellation of balances	$2,615	$9,844	$5,594
Allowance for doubtful accounts	0	0	17,841
Uninstalling expenses of equipment Fuch	0	35,293	0
Land treatments in Pacific Steel, Inc.	7,674	9,833	5,251
Other expenses	10,289	54,970	28,686

Sale of scrap	(10,434)	(10,428)	(4,350)
Penalty to client for canceling its supply contract	0	0	(174,354)
Update of balances in favor in taxes	(519)	(1,739)	(406)
Other income	(6,270)	(6,605)	(23,003)
Other income	(17,223)	(18,772)	(202,113)
Other (income) and other expenses, net	$(6,934)	$36,198	$(173,427)

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of its earnings. The Company’s overall strategy remains unchanged in comparison with 2014. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management – The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	Currency: Mexican peso
	December 31,
	2 0 1 7		2 0 1 6

Short – term assets		$11,228,846		10,354,780
Short – term liabilities		4,763,682		3,744,603

Net monetary asset position in foreign currency		$6,465,164		$6,610,177

Equivalent in U.S. Dollars (thousands)	USD$	327,592	USD$	319,889

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables – Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2 0 17	2 0 1 6

Bank loans credit lines:
Drawn balances	$350,000	$350,000
Undrawn balances	108,865	117,005
Available line balance	$241,135	$232,995

As of December 31, 2017, and 2016 the amount drawn, $ 0 and $ 1,236, respectively, correspond to subsidiaries of Industrias CH, S.A.B. de C.V. holding company.

22.	Non-cash flows transactions

During the years ended December 31, 2017, 2016 and 2015, all investing activities were paid in the same year and did not exist funding activities that does not represent cash flows.

23.	Financial information by segments

The Company segments its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions.

The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven Republic plants; six of which are located in Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 4% and 5% of the segment’s total sales in 2017 and 2016, respectively, of all the sales of the segment. As of the year ended December 31, 2015, partial operations began at the plant in Brazil, and selective information is presented retrospectively. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2017
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$17,125,369	$8,370,999	$3,204,082	$	$28,700,450

Cost of sales	13,340,648	7,814,180	2,839,698		23,994,526

Gross profit (loss)	3,784,721	556,819	364,384		4,705,924

Administrative expenses	753,676	257,001	228,266		1,238,943
Other income (expenses), net	98,915	(105,849)	0		(6,934)
Interest income	54,021	217	0		54,238
Interest expense	(7,459)	(50,962)	(65,186)	69,203	(54,404)
Exchange rate gain (loss), net	(1,291,909)	(26,256)	1,861	661,942	(654,362)

Income (loss) before income taxes	1,686,783	328,666	72,793	731,145	2,819,387

Income taxes	761,953	322,444	13,463		1,097,860

Net income (loss) for the year	$924,830	$6,222	$59,330	$731,145	$1,721,527

Other information:
Depreciation and amortization	$677,665	$538,699	$249,395		$1,465,759

Total assets	32,440,109	10,548,895	5,356,860	$(2,807,367)	45,538,497

Total liabilities	891,037	10,760,999	2,570,925	(2,807,925)	11,415,594

Acquisitions of property, plant and equipment	2,394,541	622,785	22,175		3,039,501

	Year ended December 31, 2016
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$16,361,808	$9,339,527	$1,814,230		$27,515,565
Cost of sales	13,724,880	7,332,094	1,718,619		22,775,593

Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972

Administrative expenses	901,849	298,967	76,671		1,277,487
Other income (expenses), net	40,134	(1,481,573)	0	1,477,637	36,198
Interest income	108,004	147	0		108,151
Interest expense	15,053	45,120	50,980	$(70,983)	40,170
Exchange rate gain (loss), net	2,343,393	42,727	765,684	(1,376,820)	1,774,984

Income (loss) before income taxes	4,131,289	3,187,793	733,644	(2,783,474)	5,269,252

Income taxes	667,667	256,089	2,285		926,041

Net income (loss) for the year	$3,463,622	$2,931,704	$731,359	$(2,783,474)	$4,343,211

Other information:
Depreciation and amortization	$620,354	$551,650	$257,377		$1,429,381

Total assets	33,124,471	9,684,303	5,293,891	$(6,463,293)	41,639,372

Total liabilities	4,151,297	9,893,536	2,325,325	(7,940,930)	8,429,228

Acquisitions of property, plant and equipment	2,169,375	816,586	114,298		3,100,259

	Year ended December 31, 2015
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$14,978,728	$9,467,604	$29,489		$24,475,821
Cost of sales	(11,247,661)	(11,828,885)	(20,421)		(23,096,967)

Impairment of property, plant and equipment		(2,071,901)			(2,071,901)

Gross profit	3,731,067	(4,433,182)	9,068		(693,047)

Administrative expenses	(1,100,622)	(457,435)	(24,432)		(1,582,489)
Other income (expenses), net	(5,656)	184,039	(16,268)		173,427
Interest income	33,872	155			34,027
Interest expense	(9,987)	(47,032)	(24,805)	$41,629	(40,195)
Exchange rate loss, net	840,156		(496,906)	(725,312)	(382,062)

Income (loss) before income taxes	3,500,142	(4,753,455)	(553,343)	(683,683)	(2,490,339)

Income taxes	(1,412,695)	642,123			(770,572)

Net income (loss) for the year	$2,087,447	$(4,111,332)	$(553,343)	$(683,683)	$(3,260,911)

Other information:
Depreciation and amortization	$747,436	$512,393	$1,264		$1,261,093

Impairment of property, plant and equipment		2,071,901			2,071,901

Total assets	28,530,321	7,891,964	3,226,150	$(7,404,019)	32,244,416

Total liabilities	1,889,025	10,808,505	1,829,524	(7,404,019)	7,123,035

Acquisitions of property, plant and equipment	574,211	396	73,136		647,743

Information on products:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Light structural	$1,557,567	$1,467,727	$1,270,459
Structural	2,232,979	2,321,771	1,957,388
Bars	1,065,731	1,122,116	1,272,580
Rebar	8,931,862	7,449,278	5,235,167
Flat rebar	1,552,578	1,090,841	906,243
Hot rolled bars	8,594,130	7,729,167	8,568,417
Cold drawn bars	3,370,150	3,207,924	2,750,380
Others	1,395,453	3,126,741	2,515,187
	$28,700,450	$27,515,565	$24,475,821

Information about geographical areas:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Mexico	$16,712,874	$16,077,884	$14,543,446
USA	8,333,259	9,198,561	9,417,392
Brazil	3,214,117	1,828,279	0
Canada	370,803	350,673	371,610
Latin America	30,173	34,932	134,031
Other (Europe and Asia)	39,224	25,236	9,342
	$28,700,450	$27,515,565	$24,475,821

24.	Reclassifications

In order to achieve a better presentation of the cash flow of 2016, the Company decided to do a reclassification that does not modify substantially the cash flow. Such modification neither affects the net income nor the earnings per share; the above mentioned reclassification of cash flow of 2016 was the following:

The operating cash flow was increased from PS 3,428,498 to PS 5,822,213, for a loan to related parties that amounted PS 2,393,715, which improperly affected the operation flow. The above mentioned loan was reclassified to financing activities, giving as a result that the financing flows were modified from PS 898,085 to (1,495,630).

25.	Contingencies

As of December 31, 2017, and 2016, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America which main activity is the purchase and sale of scrap, has the following environmental contingencies:

1. Contingencies

San Diego Regional Water Quality Control Board, SDRWQCB

On October 30, 2015, the San Diego Regional Water Quality Control Board (SDRWQCB) issued a Non-Compliance Notice to PS because PS had failed to recertify its facility for coverage under the Industrial General Storm Water Permit. PS submitted the required certification as of July 19, 2016. As of December 31, 2017, the SDRWQCB has taken no action to issue a penalty to PS for this Non-Compliance Notice.

San Diego County Department of Environmental Health

On July 28, 2016, the San Diego County Department of Public Health (DEH) issued a Notice of Violation to PS for failure to submit a Hazardous Materials Business Plan, pursuant to State law. On August 23, 2016, PS executed a Consent Order and agreed to pay a USD$1,000 fine and to submit its Hazardous Materials Business Plan within fifteen days of the effective date of the Consent Order. PS has paid the fine and submitted its Hazardous Materials Business Plan in compliance with the Consent Order.

California Department of Toxic Substances Control

on September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighbor property, which PS rents from a third party (BNSF Railway). In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment; consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws in the State of California and imposed the obligation to remedy the site. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay USD$ 0.2 million, which have already been paid.

On June 6, 2010, the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found. Seven infractions. The DEH is satisfied with the compliance of PS on those issues; however, on October 19, 2010 the technical division of the DTSC recommended to the legal division of DTSC that it impose significant penalties.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified with several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing non-RCRA soil for final disposal in a secure landfill based in Nuevo Leon State. This landfill is after the separation of the metal content, which is used as raw material in the smelting process.

PS has completed the shipment of non-RCRA soil for final disposal in Nuevo Leon State at this time. The disposition of a stack estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) was also considered for shipment to Mexico. The process began in early 2013, but the response from the authorities was slow.

Therefore, on April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received where PS is required to, in the absence of obtaining permission from the Mexican authorities; present a program for transport the pile of contaminated soil classified as RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This letter warned that PS mustShip the stack no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

On April 21, 2015, PS sent a letter to the Attorney General explaining that the authorities in Mexico had not denied permission to the Company but had simply requested that it present its application in a different format, which had already been presented and reviewed by the authority on April 17, 2015.

On July 23, 2015, the Attorney General denied the extension requested by PS and demanded the immediate shipments of the RCRA stack to an authorized landfill. PS began transporting RCRA soil on July, 29, 2015, and completed removal of the RCRA stack by September 12, 2015 with a total of 3,000 metric tons.

On January 5, 2016, the Attorney General and PS stipulated to filing a "final judgment and order on consent" or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

PS to pay USD$ - 0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

- Remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

- After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels, although are not equal to those of the RCRA stack, they exceed the limits set by the State. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of land RCRA was located and disposed of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds. California hazardous waste standards. Instead, PS convinced DTSC to enter into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Tolling Agreement remains in force as of December 31, 2017.

- The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004. PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2017, it is unclear what will be the appropriate remedy to implement at the PS site, when the CMS will be completed, how long remediation will take, and how much it will cost.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.7 million and USD$ 2.7 million were recorded as of December 31, 2017 and 2016, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2017, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.7 million, (USD$ 1.0 million and USD$ 1.7 million in 2016), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	On the other hand, the Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines. Such authorities are currently reviewing some subsidiaries and it has not completed its reviews.

f.	Tax authorities in United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On January 19, 2017, the Company was notified with the excerpt issued by the General Direction of Crimes and Sanctions of the National Banking and Exchange Commission (CNBV), for the probable realization, in the re-purchase of own stock operations, of several behaviors that, under the judgment of the CNBV, could be different to the ones established in the “Ley del Mercado de Valores (LMV)”. On February 9, 2017 Grupo Simec filed the statement of manifestations to the administrative sanction procedure, which up to date, is pending of resolution and therefore it is not possible to determine its result. The possible sanction imposed, as the case may be, to the Company will be determined in accordance with the parameters established in the LMV.

26.	Commitments

a.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2017, 2016, and 2015, rental expenses relating to operating leases amounted to USD$ 0.5 million, USD$ 1.1 million, and USD$ 1.5 million, respectively. As of December 31, 2017, total minimum lease payments under non-cancelable operating leases will amount USD$ 0.37 million, USD$ 0.32 million, and USD $0.06 million, and 2018, 2019, and 2020 respectively. Currently there are no additional obligations post-2020.

b.	On August, 2012, the Company entered into a contract with the supplier Russula, S.A. for an amount of USD$ 5.4 million for the development of a treatment plant wastewater for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. As of December 31, 2016, only 10% remains outstanding, until delivery of final acceptance certificate of the plant and the warranty. Such payment was made on January, 17, 2017.

c.	On August of 2012 the Company entered into a contract with the provider Mochetti Gino Industrie Sollevamenti S.r.l. for an amount of USD$ 4.1 million for the development of two overhead cranes to its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. As of December 31, 2016, only 5% remains outstanding, until delivery of the proforma invoice and the final acceptance certificate. Such payment was made on January, 2017.

d.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2017, 2016 and 2015, the Company recognized income from this agreement of USD$ 1.0 million, USD$ 1.0 million and USD$ 3.2 million, respectively. Unlike the previous contract the payments are earned by event and how they accrue.

e.	As mentioned in Note 2-h a new plant of special steels is on construction, consequently, on October 20 began the contract "turnkey" signed with Danieli & Officine Meccaniche for the construction of the new plant (except civil engineering) and the supply of all equipment. The contract value is approximately USD$ 203 million, of which at 31 December 2015 have been paid advances for USD$ 27.7 million and during 2016, and until March 30, 2017 others USD$ 59.4 million. The civil work is almost finished, the last shipment of the machinery is scheduled for July 2017, and all the services needed to start operations are already contracted the outstanding. Balance as of December 31, 2017 is USD $ 17.940 million. The project is estimated to conclude in April. 2018.

f.	In January 2013, the Company entered into a 15-year product supply agreement with Air Products and Chemicals, Inc. The agreement required that Air Products and Chemicals build and install a plant for the production of oxygen, nitrogen and argon in the Lorain, Ohio facilities. The fifteen-year term of this agreement would come in force at the moment the plant came into operation. The plant did not start operations because of what is indicated in Note 10. In August 2016, the Company entered into a new agreement with Air Products and Chemicals, Inc. to purchase the previously installed plant for USD $ 30 million and totally cancel the supply contract. The amount of the purchase was agreed to settle it as follows: an initial payment of USD $1.2 million and the remaining of USD $28.8 million over period of 6 years with monthly payments equal to USD $0.4 million without payment of interest.

g.	In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of $2,452,028 (including interest of $394,138) was issued against the Company on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017 appealing the assessment with the Ohio Board of Tax Appeals. The Company's position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers.

Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain. Accordingly, the Company has not recorded an expense in fiscal 2017 or 2016 recognizing the assessment or any estimated settlement amount.

h.	In January 2018, the Company entered into a contract with the suppler ECOM LTDA. For an amount of USD $ 6.1 million for the energy component of 10,000 MWH per month, for its subsidiary GV do Brazil industry and commerce of Aco LTDA. all monthly payments due 6 days later the closing date of the month. The contract ends in February 2019.

i.	i. In January the 2018, the Company entered into a contract with the suppler ECOM LTDA. For an amount of USD $ 6.3 million for the energy component of 10,000 MWH per month, for its subsidiary GV do Brazil industry and commerce of Aco LTDA. Starting the supply in 2019. All payments due monthly 6 days after the closing date of the month. The contact ends in February 2020.

j.	j. In December the 2017, the Company entered into a contract with the suppler ECOM LTDA. For an amount of USD $ 5.2 million for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brazil industry and commerce of Aco LTDA. All monthly payments due 6 days later the closing date of the month. The contract will end in February 2019.

k.	On February 22, 2018, a contract was signed with Primental Technologies for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase the manufacturing capacity of finished product from 17,500 to 22,500 tons per month. An advance payment of 20% has been paid (USD $ 1.67 million) subsequent to December 31, 2017 and the placement of the letters of credit is in process. The project execution deadline is 16 months and a budget of USD $ 23 million has been estimated.

27.	Financial statements issuance authorization

On May, 11, 2018, the issuance of the accompanying consolidated financial statements was authorized by Ing. Luis Garcia Limon and C.P. Mario Moreno Cortez, Chief Executive Officer and Coordinator of Finance, of Grupo Simec, S.A.B. de C.V, respectively, for the approval of the Audit Committee and the board of directors.