Form 20-F/A
period 2017-12-31
GROUP SIMEC SA DE CV
filed 2018-05-18
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F/A

(Amendment No.1)

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

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission on May 15, 2018 (the "Original 20-F"), amends page F-3 of the Consolidated Financial Statements by including the Report of Castillo Miranda y Compañía, S.C. No other information included in the Original 20-F is amended hereby. For presentation purposes only, this Amendment No. 1 restates in its entirety the Original 20-F.

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

113

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: May 18, 2018

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

San Luis Potosí, S.L.P., México

May 11, 2018

The Board of Directors and Stockholders of

Grupo Simec, S.A.B. de C.V.

We have audited the accompanying consolidated statements of comprehensive income, changes in stockholders' equity and cash flows of the year ended December 31, 2015 of Grupo Simec, S.A.B. de C.V. and subsidiaries (the "Company"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated statements of Corporación Aceros D.M., S.A. de C.V. and subsidiaries as of December 31, 2015, its net consolidated sales for the years ended as of December 31, 2015, represented 4% of the total net consolidated sales. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for Corporación Aceros D.M., S.A. de C.V. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the others auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of Grupo Simec, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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