Form 20-F
period 2018-12-31
GROUP SIMEC SA DE CV
filed 2019-08-05
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F

___________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

_________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares (each representing one Series B share) Series B Common Stock	SIMEC B	NYSE Amex LLC NYSE Amex LLC*

*	Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.:

Series B Common Stock — 466,643,007 shares as of December 31, 2018

_________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

If “Other” has been checked in response to the previous question, indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished into round square, or hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 19.6566 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2018. On July 30, 2019, the interbank transactions rate for the peso was Ps. 19.0900 per U.S.$1.00.

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

This annual report includes our consolidated financial statements as of December 31, 2017 and 2018 and for each of the three years ended December 31, 2016, 2017 and 2018, as adopted by the International Financial Reporting Standards Board (IFRS), and its amendments and interpretations, as issued by the International Accounting Standard Board (IASB). We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos. See Note 4 to our consolidated financial statements included elsewhere herein.

When preparing the financial statements for our individual subsidiaries and transactions in currencies other than our functional currency, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The U.S. dollar was considered as the functional currency of all the U.S. subsidiaries and the Brazilian Real was considered as the functional currency for all the Brazil plants; therefore, the financial statements of these subsidiaries were translated into Mexican pesos by applying:

-	The exchange rates at the balance sheet date, to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption “translation effects of foreign subsidiaries.” Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

The translation effect in the results of operations for the years ended December 31, 2018, 2017 and 2016 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos to US$1.00)	Change
December 31, 2016	20.6640	3.3242
December 31, 2017	19.7354	(0.9286)
December 31, 2018	19.6566	(0.0788)

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information as of December 31, 2014 and 2015 and for each of the years ended December 31 2014 and 2015 has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO”), and the selected financial and operating information as of and for the years ended December 31, 2016, 2017 and 2018 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens International Limited (“Moore Stephens”). BDO has relied on the audited consolidated financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) subsidiaries and affiliates, reported on by Marcelo de los Santos y Cía., S. C. a practice member of Moore Stephens. The financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA, as of December 31 2014 and 2015 and for each of the years ended December 31, 2014 and 2015, have been reported by BDO RCS Independent Auditors SS and for the years ended December 31, 2016, 2017 and 2018, the financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA have been reported by Moore Stephens Lima Lucchesi, member of Moore Stephens International Limited. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2014	2015	2016	2017	2018	2018 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Income Statement
Data:

Net sales	26,829	24,476	27,516	28,700	35,678	1,815
Cost of sales	25,492	23,097	22,776	23,994	30,563	1,555
Impairment of property, plant and equipment	-	2,072	-	-	-	-
Gross profit (loss)	1,337	(693)	4,740	4,706	5,115	260
Administrative expenses	801	1,163	879	954	923	47
Depreciation and amortization	393	419	398	285	157	8
Other (expense) income, net	61	173	(36)	7	15	1
Interest income	25	34	140	252	313	16
Interest expense	23	40	40	54	17	1
Foreign exchange gain (loss)	474	(382)	1,775	(654)	(147)	(8)
Income (loss) before taxes	680	(2,490)	5,301	3,017	4,199	213
Income tax expense	162	771	936	1,123	752	38
Net income (loss)	518	(3,261)	4,365	1,895	3,447	175
Non-controlling interest income (loss)	(686)	(2,047)	1,458	-	(206)	(11)
Controlling interest income (loss)	1,204	(1,214)	2,906	1,895	3,653	186
Net income (loss) per share(2)	2.44	(2.47)	5.97	3.84	7.46	0.38
Net income (loss) per ADS(2)	7.33	(7.40)	17.92	11.52	22.38	1.14
Weighted average shares outstanding (thousands)(2)	492,781	492,421	486,516	493,918	489,537	489,537
Weighted average ADSs outstanding (thousands)(2)	164,260	164,140	162,172	164,639	163,179	163,179
Balance Sheet Data:

Total assets	35,896	32,244	41,880	45,977	48,854	2,485
Total short-term liabilities	5,821	5,588	5,738	7,480	8,992	458
Total long-term liabilities(3)	2,295	1,535	2,910	4,179	4,353	221
Total stockholders’ equity	27,780	25,121	33,232	34,318	35,509	1,806

Cash Flow Data:

Cash provided by operating activities	1,370	(382)	5,706	3,184	3,224	164
Cash provided by (used in) financing activities	(48)	(285)	898	(374)	(2,641)	(134)

Cash (used in) provided by investing activities	(2,060)	(655)	(5,443)	(3,118)	(820)	(42)

Other Data:

Capital expenditures	1,858	648	3,100	3,040	1,994	101
Adjusted EBITDA(4)	1,261	1,058	4,892	4,933	5,147	262
Working capital(5)	11,852	11,392	14,497	15,386	17,109	870
Depreciation and Amortization	1,118	1,261	1,429	1,466	1,112	57
Dividends declared	0	0	0	0	0	0

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(6)	3,830	4,330	4,132	4,001	4,480	N/A
Mexico	1,419	1,452	1,495	1,404	1,374	N/A
United States, Canada, Brazil and elsewhere outside Mexico	778	574	590	687	818	N/A
Total tons shipped	2,197	2,026	2,085	2,091	2,192	N/A
SBQ steel	1,131	929	761	733	706	N/A
Structural and other steel products	1,066	1,097	1,324	1,358	1,486	N/A
Number of employees	4,861	4,420	3,973	3,767	4,685	N/A
Per ton data

Net sales per ton(7)	12,212	12,081	13,197	13,725	16,276	828
Cost of sales per ton(7)	11,603	11,400	10,924	11,475	13,943	709
Adjusted EBITDA(4) per ton(7)	574	522	2,346	2,359	2,348	119

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 19.6566 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2018.

(2)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means net income (loss) excluding: (i) depreciation, amortization and impairment expense; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
	(millions of pesos)					(millions of U.S. dollars)

Net income (loss)	518	(3,261)	4,365	1,895	3,447	175
Impairment of property, plant and equipment	-	2,072	-	-	-	-
Depreciation and amortization	1,118	1,261	1,429	1,466	1,112	57
Other (expense) income	61	173	(36)	7	15	1
Interest income	25	34	140	252	313	16
Interest Expense	23	40	40	54	16	1
Foreign exchange gain (loss)	474	(382)	1,775	(654)	(147)	(8)
Income tax expense	162	771	936	1,123	752	38
Adjusted EBITDA	1,261	1,058	4,892	4,933	5,147	262

(5)	Working capital is defined as excess of current assets over current liabilities.

(6)	Installed capacity is determined at December 31 of the relevant year.

(7)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31	High	Low	Average(1)	Period End
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62
2017	21.89	17.48	18.88	19.64
2018	20.67	17.97	19.22	19.63

Month in 2019	High	Low	Average(1)	Period End
January	19.61	18.93	19.17	19.05
February	19.41	19.04	19.20	19.27
March	19.58	18.86	19.24	19.40
April	19.22	18.76	18.96	18.99
May	19.65	18.85	19.11	19.65
June	19.77	18.99	19.27	19.21
July (through July 26)	19.23	18.89	19.04	19.07

(1)	Average of month-end or daily rates, as applicable.

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

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of securities traded on the Mexican Stock Exchange, including our series B shares and, as a result, will likely affect the market price on the New York Stock Exchange of the ADSs that represent the series B shares. Such fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in pesos on series B shares represented by ADSs.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. Global steel prices decreased in 2013, 2014 and 2015, and in 2016, 2017 and 2018 global steel prices began to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coaking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2014 increased approximately 7%, in 2015 decreased approximately 16%, in 2016 increased approximately 2%, in 2017 increased approximately 31% and in 2018 increased approximately 19%; prices of ferroalloys in 2014 increased approximately 16%, in 2015 decreased approximately 9%, in 2016 decreased approximately 13%, in 2017 increased approximately 22% and in 2018 increased approximately 10%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

We purchase our raw materials either in the open market or from certain key suppliers. Both scrap metal and ferroalloy prices are negotiated on a monthly basis with our suppliers and are subject to market conditions. We cannot assure you that we will be able to continue to find suppliers of these raw materials in the open market, that the prices of these materials will not increase or that the quality will remain the same. In addition, if any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

The inability to use our existing inventory in the future or impairments in the valuation of our inventory could adversely affect our business.

As of December 31, 2018, we had 136,541 metric tons of coaking coal inventory, which is one of the principal raw materials used in blast furnaces. We have not used this raw material in recent years because our Lorain, Ohio blast furnace facility has been idle since 2008. We intend to start using coaking coal as a substitute for coal in our productive process in our other plants in Mexico and the United States. However we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 953 million (U.S.$48.5 million) to our coaking coal inventory. However, prices for coaking coal have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coaking coal prices could adversely affect the value of our existing inventory.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Our production processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 7% in 2014, decreased approximately 12% in 2015, in 2016 increased approximately 1.5%, in 2017 increased approximately 22% and in 2018 increased approximately 14%, and prices for natural gas increased approximately 25% in 2014, decreased approximately 23% in 2015, increased approximately 8% in 2016, increased approximately 22% in 2017 and increased approximately 28% in 2018. Moreover, energy costs constitute a significant and increasing component of our costs of operations. Our energy cost was 12.4% of our manufacturing conversion cost for 2018 compared to 13.1% for 2017, 13.5% for 2016, 13% for 2015 and 14% for 2014.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2018, we have not entered into derivative financial instruments in Mexico, the United States or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

A number of our competitors in Mexico and the United States have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico and the United States we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

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

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico and the United States. Acquisitions involve a number of special risks, in addition to those described above, that could adversely affect our business, financial condition and results of operations, including the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.

We and our auditors have identified material weaknesses in our internal controls over financial reporting, for each of the last eight years, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2011, 2012, 2013, 2014, 2015, 2016, 2017 and 2018, we and our auditors identified material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board, (United States of America)) in our internal controls over financial reporting (our management did not assess the effectiveness of our internal controls over financial reporting as of December 31, 2016). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Fiscal Year Ended December 31, 2017. In our assessment of our internal controls over financial reporting for the year ended December 31, 2017, we and our external auditors identified the following material weaknesses:

•	Insufficient training on, and knowledge of, COSO and the related operation of the control environment for mid-level personnel of the Company.
•	A lack of a formalized policy related to the delegation of authority clearly defining the roles and responsibilities for employees.
•	The Company lacks a system of assessing and monitoring employee performance to increase their skills to be prepared for the complexity of the Company´s operation.
•	The Company does not maintain a detailed accounting manual and closing checklists. The lack of such procedures reduces the likelihood of detecting errors on a timely basis during the financial close. Similarly, there is a lack of documents supporting the existence of supervisory review over accounting entries recorded by the Company.
•	The Company does not maintain appropriate evidence over records supporting certain matters in regards to fixed assets:
•	There is insufficient data to support certain adjustments to fixed assets recorded on the books of the Company.
•	The Company does not have an appropriate system to properly store records in regards to significant acquisitions of fixed assets.
•	The Company failed to reconcile their recorded fixed assets to the underlying support.
•	The Company did not document appropriate authorizations in regards to capital investments or to increases in the planned size of an ongoing investment project.
•	The Company has neither a system of tagging and tracking fixed assets nor a process for taking periodic inventories to determine the continued existence of recorded fixed assets.
•	The Company lacks sufficient documentation and internal controls related to the process of obtaining credit. The Company also lacks sufficient training for personnel responsible for monitoring such credit facilities in regards to fraud detection and ongoing compliance matters.
•	The Company lacks a program to ascertain that the administrative staff with access to accounting records are sufficiently trained and monitored.
•	The Company lacks an appropriate environment to ensure that the financial records are closed in accordance with

International Financial Reporting Standards properly and in a timely manner. Items identified included:
o	A lack of appropriate accounting resources at the corporate level which adversely impacted the operation of key supervision controls over the accounting department, the financial statement closing process, and the process of computing and authorizing journal entries.
o	A lack of appropriate procedures to analyze the results of the business units prior to consolidation.
o	A lack of a unified computerized general ledger or enterprise resource planning system among the business units. There is also a lack of a common chart of accounts which would simplify the consolidation process.
o	A lack of an appropriate consolidation system allowing management to properly supervise the preparation of consolidated financial information. The system is highly manual, increasing the risk of human error and lacking sufficient oversight as the process is largely performed by a single member of the accounting staff.
•	An audit performed on the information technology systems of the Company determined that approximately 25% of controls over the information technology infrastructure were either deficient in design or missing. Additional findings include:
o	A lack of an internal reference framework methodology to ascertain and assess information technology risks.
o	The lack of a methodology to evaluate the design and operational effectiveness of key controls over critical business processes.
o	No system of verification of the access profiles of personnel or a process to verify that accounts of former employees are properly closed.
•	In the case of GV do Brasil Indústria e Comércio de Aco Ltda in Brasil we observed an inadequate segregation of duties, in respect to system access and activities related to:
o	The person with final responsibility for the preparation of the financial reports is also responsible for the corporate tax area, financial management (approval of payments and receipts, analysis of client credit risks including credit limits still not established, and negotiations with clients), monthly calculation of the costs of the products sold (and, consequently, of the value of the inventories of finished products), and assessment of the amount of physical impurities contained in scrap inventories, which also determines the valuation.
o	The person responsible for supervising the physical movements of raw materials and finished products also has the following duties: authorization to issue sales invoices, the authority to adjustment quantities of inventory items, and also responsibility for planning and authorizing the movements of the physical inventory of between inventory locations.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that as a component of the financial control process, certain accounts are not being reconciled quarterly to the underlying details and the components of certain other accounts are not being reviewed by management.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that a control requiring the signatures of the vice-president of Finance, head of information technology and the General Manager to authorize all expenditures over $25,000 was not operating effectively. A number of the purchases lacked the required supporting signatures.
•	In the case of SimRep Corporation and Subsidiaries in the United States we identified that the controller at one of the production plants failed to properly perform all required tests to review the inventories to be sure they are properly recorded at the lower of cost or market, and also failed to obtain approval for a journal entry which should be generated from the analysis.

Fiscal Year Ended December 31, 2018. In our assessment of our internal controls over financial reporting for the year ended December 31, 2018, the following material weaknesses were identified:

•	Transactions with related parties:
o	Lack of evidence of how transactions with third parties are documented and authorized.
o	Lack of policy regulating the way in which transactions with third parties should be documented and authorized.
•	Information Technology Systems:
o	Lack of backup-generation controls for computer equipment that contains key company information.
o	Insufficient Information Technology infrastructure to support the Company’s growth when required.

By letter dated February 13, 2017, the Securities and Exchange Commission (the “SEC”) notified us that the SEC was conducting an informal, and non-public, inquiry into the Company in connection with our internal controls. After cooperating with the SEC, we settled internal controls charges with the SEC on January 29, 2019. We agreed to retain an independent consultant and to pay a civil monetary penalty in the amount of US$200,000.

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

Recent events, including the results of the 2016 U.S. presidential election and the lack of progress in Brexit negotiations in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. On March 1, 2018, U.S. President Trump announced a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States for an indefinite amount of time under Section 232 of the Trade Expansion Act. On May 1, 2018, the Trump administration issued two proclamations authorizing modifications of the Section 232 tariffs on steel and aluminum. In its May 1, 2018 proclamations, the Trump administration also extended negotiations with Canada, Mexico, and the EU for a final 30 days and, effective June 1, 2018, the Trump administration implemented 25% tariffs on imports from the EU, Canada and Mexico. It is unclear what impact these protectionist measures will have in 2019, whether they will be effective in increasing or maintaining steel prices in the adopting country or countries and whether they will have an overall negative impact on global macroeconomic conditions.

In addition, the Trump administration and the U.S. Congress may make substantial changes in legislation, regulation and government policy directly affecting our business or indirectly affecting the Company because of impacts on its customers and suppliers. In particular, the Company’s exports from Mexico into the United States may be negatively affected by the implementation of the Trump administration's replacement of the NAFTA trade agreement with Canada and Mexico. More generally, actions further to President Trump’s suggestions that he may seek to renegotiate other free trade agreements or withdraw the United States from the

World Trade Organization could have an adverse effect on the Company's operations. All of the above, including escalating tariffs on steel imports or a more general trade war, pose a degree of uncertainty which could have a significant adverse effect on steel demand, our results of operations and global macroeconomic conditions generally.

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

As of December 31, 2018, approximately 87% of our non-Mexican and 44% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2018, 2017, 2016, 2015 and 2014, sales to our ten largest customers in the United States accounted for approximately 68.4%, 68.7%, 62.1%, 56.8% and 51.4% of our consolidated revenues in the United States, respectively, and approximately 17.7%, 20%, 18.1%, 21.5% and 23.6% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

Most of our automotive parts customers in Mexico and the United States require that we have ISO 9001, TS 16949 and ISO 14001 certifications. All of the Mexican and U.S. facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, approvals are withdrawn or necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially and adversely affect our revenues and results of operations. We cannot assure you that we will be able to maintain these required certifications.

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

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico and the U.S. became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. However, in June 2017, U.S. President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to greenhouse gas emissions. In August 2017, the U.S. State Department officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The United States’ adherence to the four-year exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

As of April 29, 2019, Industrias CH, which the chairman of our board of directors, Rufino Vigil González, controls, owned approximately 84% of our shares. Industrias CH nominated and elected all of the current members of our board of directors, and Industrias CH is in a position to exercise substantial influence and control over our business and policies, including the timing and payment of dividends. The interests of Industrias CH may differ significantly from those of other shareholders. Furthermore, as a result of the significant equity position of Industrias CH, there is currently limited liquidity in our series B shares and the ADSs.

Mr. Sergio Vigil González is the chief executive officer of Industrias CH and he also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company and he has been formally authorized by our board of directors as a signatory of the Company. Mr. Vigil is the brother of our controlling shareholder and chairman of the board of directors, Rufino Vigil González.

We have had a number of related party transactions with our affiliates.

Historically, we have engaged in a number and variety of transactions with our affiliates, including entities that Industrias CH owns or controls. While we believe that these transactions were made on terms that were not less favorable to us than those obtainable on an arm’s length basis, there was no independent determination of that fact. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant. See Item 7.B “Related Party Transactions.”

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

Taxes payable by companies in the countries in which we operate are substantial and include income tax, value-added tax, excise duties, profit taxes, payroll related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of onerous taxes and penalties which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. In addition, many of the jurisdictions in which we operate, including Mexico, have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our financial condition and results of operations. It is possible that tax authorities in the countries in which we operate will introduce additional tax raising measures. The introduction of any such provisions may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our financial condition and results of operations.

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

The financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular. The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular has reduced demand for steel products in North America and globally. These economic conditions significantly impacted our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession. As a result, our operating levels declined compared to pre-recession levels. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2013, 2014 and 2015, in 2016 we experienced a reduction in our sales, and in 2017 there was a slight increase in sales to the automotive industry compared to 2016, in 2018 we experienced a slight decrease in our sales to the automotive industry compared to 2017. In addition to slackening demand by end consumers, we believe that some of our customers continue to experience and may experience in the future difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. Moreover, if a new global economic downturn occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. A decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Additionally, if global economic conditions deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 65% of our net sales of SBQ in 2018. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. A reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, would have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The latest global credit crisis and the economic recession has had significant adverse consequences on the Mexican economy, which in 2009 contracted by 6.5%, in 2010 grew by 5.5%, in 2011 and 2012 grew by 3.9%, in 2013 grew by 1.1%, in 2014 grew by 2.3%, in 2015 grew 2.5%, in 2016 grew by 2.9% in 2017 grew by 2% and in 2018 grew by 2% (according to preliminary figures of the Instituto Nacional de Estadística y Geografía (INEGI)), in terms of gross domestic production. Moreover, in the past, Mexico has experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement, or Morena), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The new President’s term will expire on September 30, 2024. The newly-elected members of the Mexican Congress took office on September 1, 2018. The uncertainty regarding the direction of policymaking with the new government could significantly change Mexico’s political and economic situation, which consequently could affect our operations. As of the date of this annual report, the National Regeneration Movement holds an absolute majority in the Chamber of Deputies and controls 19 of 32 Mexican state congresses. This should facilitate the passing of legislation, including potential changes to the Mexican Constitution, which may increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations. We cannot assure you that the current political situation or future developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 on August 5, 2008, and a high of Ps. 21.89 to U.S.$1.00 on January 19, 2017. In 2018 the exchange rate registered a low of Ps. 17.97 to U.S.$1.00 and a high of Ps. 20.67 to U.S.$1.00.

A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer and to convert Mexican pesos into U.S. dollars and other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future.

Currency fluctuations or restrictions on transfer of funds outside Mexico may have an adverse effect on our financial performance, and could adversely affect the U.S. dollar value of the price of our Series B shares and the ADSs.

On December 17, 2015, a day after the U.S. Federal Reserve increased the target range for the federal funds rate in the United States by 25 basis points, the Mexican Central Bank increased the reference rate from 3.00% to 3.25% in an effort to counteract a sharp depreciation of the Mexican peso that could affect Mexico’s expected rate of inflation. On February 17, 2016, the Mexican Central Bank further increased the reference rate from 3.25% to 3.75%, and has been increasing the reference rate regularly since then, to 8.25% as of March 26, 2019. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.1% for 2014, 2.1% for 2015, 3.4% for 2016, 6.8% for 2017 and 4.8% for 2018. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement, or NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. However, Donald Trump’s victory in the U.S. presidential election in November 2016 has created uncertainty regarding the future of NAFTA and trade between the U.S. and Mexico. On January 20, 2017, Donald Trump became president of the U.S. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the U.S. is party to, including NAFTA, and to implement high import taxes. On March 1, 2018, President Trump announced a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States for an indefinite amount of time under Section 232 of the Trade Expansion Act. In addition, leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement, or USMCA, which is designed to replace NAFTA. The USMCA remains subject to approval and ratification by the legislatures in each of the three countries. If the United States fails to ratify the USMCA and withdraws from NAFTA, or if the United States withdraws from or makes material changes to other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, the debt crisis in the European Union, changes in Chinese exchange rate policy, continuing concerns regarding the slowdown of the Chinese economy, recent terrorist attacks and recent sharp declines in the price of crude oil, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

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

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States. The disclosure standards imposed by the Mexican Stock Exchange may be different than those imposed by securities exchanges in other countries or regions such as the United States. As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the U.S. Securities Exchange Act of 1934, as we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company.

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

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of the state-owned oil company Petróleo Brasileiro S.A. – Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies. As a result of the Lava Jato investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested.

The potential outcome of these investigations and proceedings is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets. We cannot predict whether the allegations or proceedings will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations and proceedings nor their effect on the Brazilian economy.

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018 yet had led for a while the polls as a top contender to win the 2018 presidential election. On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019. During his presidential campaign, Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. In February 2019, the Brazilian federal government presented to the Congress a bill proposing a large and comprehensive change of Brazil’s public social security system. If some or all of these public expenses are maintained and the required reforms are not passed, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption over payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business

In addition, the Brazilian steel sector is facing a severe crisis. According to the Brazilian Steel Institute, steel consumption fell by 14% in the first nine months of 2015. We believe this crisis is largely due to a sharp decrease in durable goods manufacturing, particularly motor vehicle production, which is depressing steel consumption and offsetting the positive impact of construction activity associated with the summer 2016 Olympic Games held in Rio de Janeiro. The crisis in the Brazilian steel sector could have a material and adverse effect on our Brazilian business segment.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.2% in 2014, 11.3% in 2015, 6.6% in 2016, 2.95% in 2017 and 3.43% in 2018.

However, the Brazilian real currency (“BRL”) remains very sensitive to political developments. For example, it depreciated by -9% against the U.S. dollar the day after the Temer scandal surfaced. Although the disinflation process is expected to continue over the next months, allowing for further rate cuts, short-term risks should be closely monitored such as (i) the impact on prices of the approval of fiscal consolidation measures, (ii) the uncertain external environment and its impact on the currency and (iii) shocks on food prices stemming to a large extent from unfavorable weather conditions.

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

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the Brazilian real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Brazilian real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Brazilian real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the Brazilian real went from R$3.2591 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a depreciation of 1.5% against the U.S. dollar. In 2018, the Brazilian real went from R$3.3080 per U.S.$1.00 at the beginning of the year to R$3.8748 per U.S.$1.00 on December 31, 2018, corresponding to a depreciation of 17.1% against the U.S. dollar. There can be no assurance that the Brazilian real will not depreciate or appreciate further against the U.S. dollar.

Furthermore, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global drop in commodity prices. The current Brazilian federal government is expected to propose the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2019, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Item 4.	Information on the Company

A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. We believe that in 2014, 2015, 2016, 2017 and 2018 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of shipped volume. We also believe that in 2014, 2015, 2016, 2017 and 2018 we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. In June 2001, Industrias CH increased its interest in us to 82.5% by acquiring additional shares from certain of our bank creditors that had converted approximately Ps. 1,185 million (U.S.$95.4 million) of our debt (U.S.$90.2 million of principal and U.S.$5.2 million of interest) into our common shares. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions, to an 84% interest.

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

On October 9, 2006 we sold our share ownership in Administradora de Cartera de Occidente, S.A. de C.V. (“ACOSA”). ACOSA engaged in the recovery of non-performing loans acquired pursuant to a public bidding process conducted by the Instituto de Protección al Ahorro Bancario in Mexico.

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

On July 29, 2008, the company acquired 100% of the shares of Aroproc, S. A. de C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Doméstico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to convert them into the operating manager of the steel plants located in Mexico. On July 30 2008, these companies were renamed to Promotora de Aceros San Luis, S.A. de C.V., Comercializadora Aceros DM, S.A. de C.V., Comercializadora Msan, S.A. de C.V. and Productos Siderúrgicos de Tlaxcala, S.A. de C.V. respectively.

On December 26, 2008, the company acquired 99.95% of the shares of Northarc Express, S.A. de C.V., a subsidiary corporation of Grupo TMM, S.A. de C.V., to convert this company into the operating manager of iron and steel plants located in Mexico. On January 6, 2009, this company changed its name to Simec International 2, S.A. de C.V.

On February 5, 2009, Simec International 2, S.A. de C.V. divested assets and liabilities to three new wholly owned Mexican subsidiaries. As a consequence of such reorganization, Simec International 3, S.A. de C.V. operated the Tlaxcala and Puebla facilities, Simec International 4, S.A. de C.V. and Simec International 5, S.A. de C.V jointly operated the San Luis de Potosí facilities, and Simec International 2, S.A. de C.V. operated the Guadalajara and Mexicali facilities.

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

On May 2, 2011 in an Extraordinary Shareholders Meetings of Acero Transportes S.A. de C.V. and Acero Transportes San S.A. de C.V. (subsidiaries of Grupo San), their merger was authorized, whereby Acero Transportes S.A. de C.V. was merged into Acero Transportes San S.A. de C.V.

On May 20 and October 3, 2011 in Extraordinary Shareholders Meetings, Simec International 2, S.A. de C.V., Simec International 3 S.A. de C.V., Simec International 4 S.A. de C.V. and Simec International 5 S.A. de C.V., changed their address, nationality and tax authority to report to the State of California, USA, transforming them into incorporated companies in accordance with the laws and regulations of the State of California, USA.

On May 31, 2011 we sold our shares in Arrendadora del Norte de Matamoros S.A. de C.V. to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of ICH) for Ps. 42.5 thousand, paid in cash.

On September 1, 2011, the merger of Procesadora Industrial San S.A. de C.V. into Malla San S.A. de C.V. (subsidiaries of Grupo San) was authorized in their respective Extraordinary Shareholders Meetings.

On November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund accounts receivable. The agreement was amended on October 26, 2016, so that any party can terminate the agreement after giving seven days’ notice. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million (Ps. 620 million). Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of Ps. 454.1 million (U.S.$23.1 million) and Ps. 501.3 million (U.S.$25.4 million) of accounts receivable to purchasers during the years ended December 31, 2018 and 2017, respectively. Discount fees incurred pursuant to this agreement were approximately Ps. 9.5 million (U.S.$0.5 million) and Ps. 9.5 million (U.S.$0.5 million) for the years ended December 31, 2018 and 2017, respectively. Of the face amount of accounts receivable sold to purchasers, Ps. 53.1 million (U.S.$2.7 million) and Ps. 37.5 million (U.S.$1.9 million) had not been collected by the purchaser at December 31, 2018 and 2017, respectively, and therefore, such amount at December 31, 2018, is subject to possible charge-back to us.

On December 30, 2011 Simec International 7, S.A. de C.V. sold to Corporación ASL S.A. de C.V. all of its shares in Corporación Aceros DM, S.A de C.V., comprising of a total of 627,305,446 shares (99.9% of the common stock) for a value of Ps. 3,200 million, comprised of a down payment of Ps. 63 million and the remaining of Ps. 3,137 million due on April 30, 2012. This transaction generated a tax loss of Ps. 7,860 million which amount under the Mexican Income Tax Law (Ley de Impuesto Sobre la Renta), may be deducted against future gains related to dispositions of securities. On January 30, 2012 Simec International 7, S.A. de C.V. filed a demand challenging the current law, which limits the deduction of this net loss related to shares sales. On September 24, 2013, the second district judge denied the shelter and protection of the federal courts against the company pursuant to Article 32, Section XVII of the Mexican Income Tax Law, arguing that constitutional guaranties were not violated. Dissatisfied with the decision, the company filed an application for review of such judgment with the Mexican Supreme Court of Justice. The Supreme Court resolved that the constitutionality of Article 32, Section XVII of the Mexican Income Tax Law was not violated arguing that the Income Tax Law does not violate the guaranties of tax fairness and proportionality under Article 31, section IV of the Mexican Constitution. As a result, tax losses of the company may only be applied against future gains related to dispositions of securities or capital gains.

On August 1, 2012 in their respective extraordinary shareholders meetings of Abastecedora Siderúrgica, S.A. de C.V. and Aceros DM, S.A. de C.V. (subsidiaries of Grupo San) the merger of both companies was authorized, whereby Abastecedora Siderúrgica, S.A. de C.V. was merged into Aceros DM, S.A. de C.V.

On October 8, 2012 in their respective extraordinary shareholders meetings of Simec Steel, Inc., Simec International 2, Inc., Simec International 3, Inc. and Simec International 4, Inc., the merger of four subsidiaries was authorized, whereby Simec International 2, Inc., Simec International 3, Inc., Simec International 4, Inc. were merged into Simec Steel, Inc.

On October 30, 2012, we and our subsidiary Corporacion ASL, S.A. de C.V. purchased shares of a company called Orge S.A. de C.V. (Orge) for Ps. 27 million, on that same date, Corporacion ASL, S.A. de C.V. made a capital increase of Ps. 67 million, which proceeds were used for the payment of an outstanding liability of Orge. The shares acquired correspond to one Class “I,” series “B” share, which represents 0.01% of the shares of such class, and 53,564,127 Class “II,” series “L” shares, which represent 100% of the shares of such class. These shares are without par value and shares of Class “II” are restricted and confer limited voting rights and no power to appoint the management of the company, however the Board of Directors is comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Orge. Orge was incorporated on July 19, 2012 through a split. Before we acquired the shares, Orge had a loss on the sale of certain securities that will carry a tax loss of Ps. 1,700 million. Orge is engaged in the production of steel and began operating in October 2012.

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

On August 8, 2013, we and our subsidiary Simec International, S.A. de C.V. purchased shares of a company called Seehafen Operadora Maritima, S.A.P.I. de C.V. (Seehafen) for Ps. 44 million. The shares acquired correspond to (i) 500 ordinary, nominative

Class “I” shares, representative of the fixed portion of the capital stock of Seehafen, which represents 50% of the shares of such class and (ii) 99,000 nominative Class “II” shares, representative of the variable portion of the capital stock of Seehafen, which represents 100 % of the shares of such class. These shares are without par value and Class “II” shares confer no voting rights. The transactions described above were approved in an extraordinary shareholders meeting of Seehafen celebrated on the same date, which also approved its change of name to Simec International 9, S.A.P.I. de C.V. (Simec 9), the modification of its corporate purpose and the appointment of members to its Board of Directors, comprised exclusively of officers and shareholders of us, therefore, from that date on, we consolidate the financial statements of Simec 9. Seehafen was incorporated on August 3, 2012 through a split.

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

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility, which will have a production capacity of 600,000 tons of bar quality steel (SBQ). In October and December 2015, we acquired land adjacent to our existing plant in Tlaxcala, which will increase the extension by 100 hectares. On October 20, 2015, we entered into an agreement with Danieli & Officine Meccaniche for the construction (excluding civil engineering) of the plant and the provision of all required equipment. The total budget for the project will be approximately U.S.$600 million (Ps. 12,398 million), which will be financed with our own resources. We started steelmaking operations in July 2018.

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

On March 21, 2015, we and our subsidiary Simec International, S.A. de C.V. purchased 2,500 class “I1”, ordinary, nominative and without par value shares of a company called RRLC, S.A.P.I. de C.V. (RRLC), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 46,103 class “II”, non-voting, nominative, without par value shares of RRLC, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 18.6 million. RRLC was incorporated as a result of a spin-off of another company on December 11, 2014.

On October 30, 2015, our subsidiaries Simec International 7, S.A. de C.V. and Simec International, S.A. de C.V., acquired 25,000 class “I”, ordinary, nominative and without par value shares in a company called Grupo Chant, S.A.P.I. de C.V. (Chant), representing the fixed portion of its capital stock, which represented 50% of the shares of such class, and 1,000,000 class “II”, non-voting, nominative and without par value shares of Chant, representing the variable portion of its capital stock, which represented 100% of the shares of that class, in the aggregate amount of Ps. 167 million. Chant was incorporated as a result of a spin-off of another company on June 12, 2015.

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

In August 2016 Republic Steel sold to a third party, at a price of U.S.$350,000 (Ps. 7 million), the assets of the Memphis, Tennessee plant, which had been idled.

On December 5, 2017, Grupo Simec, S.A.B. de C.V. and Simec International 7, S.A. de C.V. (a subsidiary), acquired 2,000 Class "I" ordinary shares, nominative and without nominal value in a company called Señales del Norte S.A. de C.V., representing the fixed portion of its capital stock, which represented 100% of the shares of that class and 3,908,782 class "II" shares, without voting rights, nominative, and without nominal value, which represented 100% of the variable portion of the share capital, in the aggregate amount of Ps. 122.7 million pesos, so that as of that date Señales del Norte SA de CV is consolidated in our financial statements. On March 13, 2018 we changed its name to "Siderúrgicos Noroeste S.A. de C.V. "

On May 1, 2018, Grupo Simec, S.A.B de C.V. entered into a contract with Arcelor Mittal Brasil, S.A. for the acquisition of the steel products plants of Cariacica, in Espíritu Santo, and the transfer of the lease contract for the plant in Itauna, in Minas Gerais, both in Brazil. The production capacity of the Cariacica plant is 600,000 tons of liquid steel per year and 450,000 tons of rolled steel products per year and the production capacity of the Itauna plant is 100,000 tons of rolled steel products per year.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2019 will be approximately Ps. 702.4 million (U.S.$35.7 million), Ps. 345.6 million (U.S.$17.6 million) of estimated capital expenditures in our Republic facilities and Ps. 356.8 million (U.S.$18.1 million) consisting of capital expenditures in our facilities in Mexico. Nevertheless, this estimate is subject to certain uncertainties and actual capital expenditures in 2019 may differ significantly from such estimate.

In 2018, we spent Ps. 433.2 million (U.S.$22.1 million) on capital investments for Republic’s facilities, including Ps. 91.4 million (U.S.$4.7 million) at the Lorain, Ohio facility, Ps. 107.6 million (U.S.$5.5 million) at the Lackawanna, New York facility, Ps. 187 million (U.S.$9.5 million) at the Canton, Ohio facility, Ps. 35.3 million (U.S.1.8 million) at the Solon, Ohio facility, and Ps. 11.9 million (U.S.$0.6 million) at the Massillon, Ohio facility. We spent Ps. 1,552.5 million (U.S.$78.9 million) on capital improvements at our facilities in Mexico, including Ps. 1,262.6 million (U.S.$64.2 million) at the Apizaco facility, Ps. 15.9 million (U.S.$0.8 million) at the Mexicali facility, Ps. 168.9 million (U.S.$8.6 million) at the Guadalajara facility, and Ps. 105.1 million (U.S.$5.3 million) at the San Luis facilities. We also spent Ps. 8.7 million (U.S.$0.4 million) in our steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

In 2017, we spent Ps. 622.8 million (U.S.$31.6 million) on capital investments for Republic’s facilities, including Ps. 8.1 million (U.S.$0.4 million) at the Lorain, Ohio, facility, Ps. 54.8 million (U.S.$2.8 million) at the Lackawanna, New York, facility, Ps. 546.5 million (U.S.$27.7 million) at the Canton, Ohio, facility, Ps. 8.7 million (U.S.0.4 million) at the Solon, Ohio ,facility, and Ps. 4.7 million (U.S.$0.2 million) at the Massillon, Ohio, facility. We spent Ps. 2,394.5 million (U.S.$121.3 million) on capital improvements at our facilities in Mexico, including Ps. 1,525 million (U.S.$77.3 million) at the Apizaco facility, Ps. 3.5 million (U.S.$0.2 million) at the Mexicali facility, Ps. 106.8 million (U.S.$5.4 million) at the Guadalajara facility, and Ps. 759.2 million (U.S.$38.4 million) at the San Luis facilities. We also spent Ps. 22.2 million (U.S.$1.1 million) in our steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

In 2016, we spent Ps. 816.6 million (U.S.$37.1 million) on capital investments for Republic’s facilities, including Ps. 691.6 million (U.S.$31.4 million) at the Lorain, Ohio, facility, Ps. 2.8 million (U.S.$0.1 million) at the Lackawanna, New York, facility, Ps. 105.3 million (U.S.$4.8 million) at the Canton, Ohio, facility, Ps. 15 million (U.S.0.7 million) at the Solon, Ohio, facility, and Ps. 1.9 million (U.S.$0.1 million) at the Gary, Indiana, facility. We spent Ps. 2,169.3 million (U.S.$135.6 million) on capital improvements at our facilities in Mexico, including Ps. 2,006.1 million (U.S.$125.4 million) at the Apizaco facility, Ps. 1.2 million (U.S.$0.1 million) at the Mexicali facility, Ps. 26.4 million (U.S.$1.6 million) at the Guadalajara facility, and Ps. 135.6 million (U.S.$8.5 million) at the San Luis facilities. We also spent Ps. 114.3 million (U.S.$7.1 million) in our steel facility on Pindamonhangaba, Sao Paulo State, Brazil.

B.	Business Overview

In the United States, Mexico and Brazil, we own and operate 15 state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 5.3 million tons and a combined annual installed rolling capacity of 4.5 million tons. We own both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco;

●	a mini-mill in Mexicali, Baja California Norte;

●	two mini-mills in Apizaco, Tlaxcala;

●	a cold finishing facility in Cholula, Puebla;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;

●	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York and Solon, Ohio, all of which we own through our majority-owned subsidiary, Republic, and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we lease and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

In 2018, we had net sales of Ps. 35.7 billion, gross profit of Ps. 5.1 billion and net income of Ps. 3.3 billion. In 2018, approximately 26% of our consolidated sales were in our segment in the United States, approximately 57% were in our segment in Mexico and approximately 17% were in our segment in Brazil.

Business Strategy

We seek to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico. We also seek to expand our presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives. Our strategy includes:

Improving our cost structure.

We are continually working to reduce our operating cost and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structrual and commercial angles. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican and Brazil facilities and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican and Brazil facilities and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican and U.S. facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2014	2015	2016	2017	2018
	(thousands of tons)
I-Beams	71.7	83.2	81.7	76.6	72.5
Channels	62.7	63.3	65.8	54.3	48.7
Angles(1)	164.3	182.3	182.5	155.9	156.7
Hot-rolled bars (round, square and hexagonal rods)	823.2	666.9	600.4	560.0	564.9
Flat bar	94.5	183.1	129.7	150.0	168.7
Rebar	567.4	577.8	774.6	854.9	924.2
Cold finished bars	207.5	126.3	163.2	149.4	151.9
Other semi-finished trade products(2)	130.8	89.4	10.7	8.4	14.0
Electro-Welded wire mesh	17.7	21.7	22.3	18.7	18.5
Wire rod	12.2	3.8	24.8	34.9	48.7
Electro-Welded wire mesh panel	19.9	22.8	28.1	24.9	22.1
Other	25.1	5.3	1.1	3.2	0.9
Total steel sales	2,197.0	2,025.9	2,084.9	2,091.2	2,191.8

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2018, approximately 32% of our steel product sales in tons represented SBQ steel products, of which we sold 65% to the auto part industry, 21% to service centers, 1% for hand tools and the remaining 13% to other industries.

In 2018, direct sales in tons to the automotive industry decreased by 4% compared to 2017. In 2017, direct sales in tons to the automotive industry increased by 6% compared to 2016. In 2016, direct sales in tons to the automotive industry decreased by 23% compared to 2015. In 2015, direct sales in tons to the automotive industry increased by 18% compared to 2014. In 2014, direct sales in tons to the automotive industry increased by 44% compared to 2013. In 2014, 2015, 2016, 2017 and 2018 sales in tons to the energy sector accounted for 10%, 0.01%, 0.1%, 0.5% and 0.4%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our Mexico, U.S., Canada and Brazil product sales as a percentage of our total product sales in tons.

Steel Product Sales By Region

	Mexico					United States, Canada, Brazil and Other Countries
	Years ended December 31,
	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
I-Beams	99%	98%	97%	98%	94%	1%	2%	3%	2%	6%
Channels	44%	54%	62%	55%	56%	56%	46%	38%	45%	44%
Angles	75%	82%	84%	83%	67%	25%	18%	16%	17%	33%
Hot-rolled bars (round, square and hexagonal rods)	33%	36%	42%	39%	32%	67%	64%	58%	61%	68%
Flat bar	99%	92%	95%	96%	68%	1%	8%	5%	4%	32%
Rebar	100%	99%	75%	63%	67%	—	1%	25%	37%	33%
Cold drawn finished bars	54%	66%	73%	73%	77%	46%	34%	27%	27%	23%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	100%	96%	100%	100%	—	—	4%	—	—
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	3%	12%	76%	—	75%	97%	88%	24%	100%	25%
Total (weighted average)	60%	67%	68%	63%	60%	40%	33%	32%	37%	40%

During 2018, approximately 17.6% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 19.7% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 62.7% of our sales by volume, with SBQ products representing approximately 23% of such sales and the remainder representing commercial steel products.

Approximately 75% of our sales in the United States and Canadian markets came from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets were spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

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

During 2018 and 2017, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production. We cannot assure you that significant levels of preproduction sales orders will continue.

In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America Mfg, Inc. and Nissan North America, Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc. and Nexteer, NSK and NTN Driveshafts, Inc.; service centers which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company.

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

Our major customers in 2018 include: Marson Com, Udiaco Comercio and Ind. ACOS Sao Carlos Come, Comercial Litoranea, RDG Acos do Brasil, Fertel Comercial Ltda, JR Comercio de Cimento e Concreto Ltda., Lorenfer Ind. and Com. From prod. Metalurgicos Ltda.

In order to grow our position in the Brazilian market, we acquired a plant from ArcelorMittal Brazil and leased a rolling mill plant in May 2018. We expect an increase in sales which will consolidate our position in the Brazilian market as a result of these acquisitions.

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

A number of our competitors in the United States, Mexico and Brazil have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, Brazil and the United States we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

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

In 2018, we sold approximately 173,764 tons of I-beams, channels and angles at least three inches in width which represented approximately 7.9% of our total finished product sales for the year. In 2017, we sold approximately 179,483 tons of I-beams, channels and angles at least three inches in width which represented approximately 8.6% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 16.8% in 2018 and 20.6% in 2017, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2018, we sold approximately 834,489 tons of hot rolled and cold finished steel bars and 859,427 tons in 2017. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 15.3% and 19.7%, respectively, in 2018 and 14% and 21%, respectively, in 2017. Rebar and light structural steel together accounted for approximately 1,080,012 tons, or 49%, of our total production of finished steel products in Mexico, the United States and Brazil in 2018. Rebar and light structural steel together accounted for approximately 963,802 tons, or 46%, of our total production of finished steel products in Mexico, the United States and Brazil in 2017. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., Nucor Corporation, ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V. and Gerdau Corsa.

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

United States

In the United States, we compete primarily with both domestic SBQ steel producers and importers. Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills. Non-U.S. competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong compared with foreign currencies.

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

Brazil

Our main competitors in the Brazilian market are Aperam, ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Thyssenkrupp CSA; Usiminas, VSB tubes, V & M do Brasil and Villares Metals.

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

Plants in Sao Paulo:

●	Gerdau Aços Especiais (Usina Pindamonhangaba)

●	Gerdau Aços Especiais (Usina Mogi das Cruzes)

●	ArcelorMittal Aços Longos (Piracicaba)

●	Usiminas (Cubatão)

●	Gerdau Aços Longos (Usina São Paulo)

●	Gerdau Aços Longos (Usina Araçariguama)

●	Villares Metals

●	Simec Aços Barra (Usina Pindamonhangaba) (property of Grupo Simec)

In 2017 there was a merger between Votorantim Aço and ArcelorMittal Brazil. The Brazilian unit of ArcelorMittal has concluded the takeover of rival Votorantim Siderurgia SA in the second quarter of 2018 to become the country’s largest long steel producer, with a capacity in Brazil of up to 6 million tons per year.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications the current certification is effective until August 31, 2021

 As of April 15, 2019, all of Republic Steel’s plants are certified to ISO9001:2015 and IATF16949:2016. In the case of our plants in Canton, Ohio, Lackawanna, New York, and Massillon, Ohio, all are certified to IATF16949, effective until February 2021. The plant in Solon, Ohio, is certified to ISO 9001:2015, and the current certification is effective until January 2021. The ISO/TS

16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coaking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 7% in 2014, decreased approximately 16% in 2015, increased approximately 2% in 2016, increased approximately 30.8% in 2017, and increased approximately 19.4% in 2018 and prices of ferroalloys increased approximately 16% in 2014, decreased approximately 9% in 2015, decreased approximately 13% in 2016, increased approximately 22% in 2017 and increased approximately 9.7% in 2018. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

In 2018, our cost of sales in Mexico, as a percentage of sales in Mexico, was 77%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 101%, as a percentage of sales in Brazil, was 94% and our consolidated cost of sales, as a percentage of consolidated sales, was 86%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 56% of our consolidated manufacturing conversion cost in 2018 (64% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 61% in our Brazil operations), compared to 59% of our consolidated manufacturing conversion cost in 2017 (64% of the manufacturing conversion cost in our Mexico operations, 47% of the manufacturing conversion cost in our U.S. operations and 60% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 21% and 19.1% of our refined scrap tonnage in 2018 and 2017, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 74.9% and 4.1%, respectively, in 2018 and approximately 72.2% and 8.7%, respectively, in 2017 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 16% of our manufacturing conversion cost in 2018, compared to 13% in 2017, in our U.S. and Canadian facilities accounted for 17% of our manufacturing conversion cost in 2018, compared to 16% in 2017 and in our Brazil facilities accounted for approximately 14% of our manufacturing conversion cost in 2018 compared to 13% in 2017.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Elmet, S.A. de C.V., Autlán Metal Services, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Possehl México, S.A. de C.V. and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. facilities purchase most of their ferroalloys from Affival, Duferco Steel, Globe Met., Gottlieb, Kennecott, Rusian Ferro, Traxys, Vale Americas, Minerais U.S. LLC and Glencore LTD. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli., Comercial Cometa Industria y Comercio Ltda., Fertiligas Industria e Comércio Ltda., Cia. de Ferroligas de Bahia Ferbasa, Bozel Brasi, S.A., Fertileg Ferro Liga Ltda, Granhas Ligas Ltda., Cia. De Ferro Ligas da Bahia Ferbasa and Cia. Brasileira de Matalurgia e Mineracao.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Dura Carbon Singapore Private Limited, Sinosteel Jilin Carbon Co. Ltd., Starex Inc., Cimm Carbon Group, Heg Limited and Graphite Cova GmbH. Our U.S. facilities purchase most of their electrodes from SGL Carbon, Showa Denko Carbon, SK Carbon and E. J. Bognar Inc. Our Brazil facilities purchase most of their electrodes from Starex, Inc., Ray Group Limited, Cimm Carbon Group, Dura Carbon Singapore Private Limited, Jilin Carbon Co. Ltd., Baystar, Daliane and Graftech Comercial de Mexico, S.A.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V. and Refratechnik Steel GmbH. Our U.S. facilities purchase most of their refractory products from RHI Inc, Vesuvius USA, Corp., Nock & Son Co.-Minteq, Magna Refractories Inc., Refractory Materials Intl., Altus Refractories, LLC, Thermatex Sales Corp., Harbison-Walker Refractories Company and Magnesita Refractories Co. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarrasm S.A., Vesivius, Samboba and Magnesita Refractaries Mexico S.A. de C.V.

Electricity. In 2018 and 2017 electricity accounted for approximately 9% and 9% respectively, of our consolidated manufacturing conversion cost. Electricity accounted for 9% in 2018 of our manufacturing conversion cost and 9% in 2017 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (CFE). It accounted for 8% in 2018 and 8% in 2017 of the manufacturing conversion cost in our U.S. operations and is supplied by American Electric Power Company, Nipsco Industries, Inc., New York Power and Ohio Edison. It accounted for 9% in 2018 and 15% in 2017 of the manufacturing conversion cost in our Brazil operations and is supplied by Ecom Energia Ltda. and Comercializadora de Energiaeletrica Ltda. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2018 and approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2017. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2018 and 2017 we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

We do not enter into contracts for speculation purposes.

Regulation

U.S. Operations

Our U. S. operations are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things the management of hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. Our U.S. operations have been the subject of administrative action by federal, state (or provincial) and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See Item 3.D. “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and Item 8. “Financial Information—Legal Proceedings.”

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

Our steelmaking operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico and the U.S. became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. However, in June 2017, U.S. President Trump stated that the United States would withdraw from the Paris Agreement, but may enter into a future international agreement related to greenhouse gas emissions. In August 2017, the U.S. State Department officially informed the United Nations of the intent of the United States to withdraw from the Paris Agreement. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

In addition to the foregoing, Mexican Official Rules, which are technical standards issued by applicable regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. Mexican Official Rules regarding soil contamination and waste management were enacted in order to protect these potential contingencies. Although not enforceable, the internal administrative criteria on soil contamination established by PROFEPA is widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

We cannot assure you that in the future, we and our subsidiaries will not be subject to stricter Mexican federal, state or municipal environmental laws and administrative regulations, or more stringent interpretation or enforcement of existing laws and administrative regulations. Mexican environmental laws and administrative regulations have become increasingly stringent over the last decade, and this trend is likely to continue, influenced recently by the North American Agreement on Environmental Cooperation entered into by Mexico, the United States and Canada in connection with the NAFTA or the USMCA. Further, we cannot assure you that we will not be required to devote significant expenditures to environmental matters, including remediation-related matters. In this regard, any obligation to remedy environmental damages caused by us or any contaminated sites owned or leased by us could require significant unplanned capital expenditures and be materially adverse to our financial condition and results of operations.

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

Pursuant to the National Waters Law, companies that discharge waste into national water bodies must comply with certain requirements, including maximum permissible contamination or pollution levels. Periodic reports on water quality must be provided by dischargers to applicable authorities. Liability may result from the contamination of underground waters or recipient water bodies. We believe that we are in substantial compliance with all water and waste water legislation applicable to us.

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

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. Currently there is a 25% duty for steel products being exported to the United States. Leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement, or USMCA, which is designed to replace NAFTA. The USMCA remains subject to approval and ratification by the legislatures in each of the three countries. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

Mexican-European Community Free Trade Agreement. The Mexican-European Free Trade Agreement, or “MEFTA,” became effective on July 1, 2000, and taxes applying to a large quantity of imported goods were eliminated or reduced. The goal of this trade agreement is to establish a bilateral and preferential, progressive and reciprocal framework to encourage the development of trade in goods and services, taking into account the sensitivity of certain products and services sectors, and in accordance with relevant rules of the World Trade Organization (WTO). The Joint Council is responsible for deciding the arrangements and timetable for the liberalization of duties and non-duty barriers to trade in goods, in accordance with the relevant WTO rules. This agreement was modified in 2018.

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

Other Trade Agreements. In the last several years, Mexico has signed other free trade agreements with Israel (2000), Iceland, Norway, Liechtenstein and Switzerland (2001), and with the following Latin American countries: Chile (1992 and amended in 1999); Venezuela and Colombia (1995); Costa Rica (1995); Bolivia (1995); Nicaragua (1998); Honduras, El Salvador and Guatemala (2001); and Uruguay (2003). We do not anticipate any significant increase in competition in the Mexican steel market as a result of these trade agreements due to their minimal steel production or, in the case of Venezuela and Chile, minimal share of the Mexican market. Venezuela stepped off the free trade agreement with Mexico and Columbia.

Transpacific Partnership Trade Agreement (TPP). On February 4, 2016, Mexico, along with Australia, Brunei, Canada, Chile, United States, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the TPP, in the City of Auckland, New Zealand. This treaty will grant Mexican products access to six markets (Australia, Brunei, Malaysia, New Zealand, Singapore and Vietnam) with approximately 155 million of potential consumers, which were not covered by any other trade agreement. The TPP is supposed to become effective two years after its signature, provided all 12 participating countries ratify the agreement, or when at least six countries representing at least 85% of the gross domestic product of the TPP ratify the agreement.

The TPP will eliminate or reduces tariff and non-tariff barriers across substantially all trade in goods and services and covers the full spectrum of trade, including goods and services trade and investment, so as to create new opportunities and benefits for the businesses, workers, and consumers of the countries members.

The TPP will facilitate the development of production and supply chains, and seamless trade, enhancing efficiency and supporting the goal of creating and supporting jobs, raising living standards, enhancing conservation efforts, and facilitating cross-border integration, as well as opening domestic markets.

The TPP will promote innovation, productivity, and competitiveness by addressing new issues, including the development of the digital economy, and the role of state-owned enterprises in the global economy.

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

On January 23, 2018, the 11 remaining countries participating in the TPP reached an agreement in Tokyo, Japan. Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore and Vietnam, member countries of the TPP, signed the agreement on March 8, 2018 in Santiago de Chile. The countries that have ratified the TPP are Mexico, Canada, Australia, Japan, New Zealand and Singapore. It is expected that in 2019, Peru, Chile, Brunei, Malaysia and Vietnam will join when their governments ratify the agreement.

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

On September 11, 2013, the United States International Trade Commission (USITC) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Byer.

●	On September 25, 2013, the USITC determined that there was sufficient evidence of “injury” therefore, on October 2, 2013, the Department of Commerce (DOC) started the antidumping investigation.

●	On November 21, 2013, DeAcero was named a “Mandatory Respondent” of the questionnaires and on February 12, 2014, we were named the second “Mandatory Respondent” thereby replacing Grupo Acerero, S.A. de C.V. which is not participating in the process.

●	On April 21, 2014, preliminary “dumping” quotas were published: 66.7 % to Grupo Acerero, S.A. de C.V., 10.66 % to us and 20.59% to other Mexican exporters (including DeAcero).

●	On October 14, 2014, the United States International Trade Commission (USITC) determined that a U.S. industry is materially injured by reason of imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce will issue an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero and us and tariffs of 20.58% for rebar from all other imports from producers in Mexico. On November 16, 2015, we filed a request for review with the U.S. Department of Commerce against the imposed tariffs. On December 6, 2016, the US Department of Commerce issued a preliminary resolution in which it determined that the tariff is 0%.

●	On June 8, 2017, the US Department of Commerce issued a final resolution in which it determined that the tariff should become 0%, although this is currently under review by U.S. authorities.

On August 14, 2013, the Ministry of Industry and Tourism of Colombia (MIT) started an official safeguard investigation against imports of commercial angles and plates originating from countries that are members of the World Trade Organization (WTO) at the request of DIACO-GERDAU and SIDOC, seeking the imposition of a countervailing duty of 35%.

●	We were the only Mexican producer that responded to the questionnaire in October 10, 2013.

●	On April 2, 2014, the MIT announced at a press conference that they would not impose safeguard measures to rebar nor to profiles of steel angles, square bars / slabs / plates. Only wire was subject to safeguard measures with an antidumping duty of 21.29%.

●	On May 1, 2019, the Peruvian Commission on Dumping, Subsidies and Elimination of Commercial Customs (INDECOPI ) resolved not to impose duties on Mexican and Brazilian rebar imports.

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

(100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%); GS steel B.V. (100%) (liquidated in 2018), Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V. (100%), Siderúrgicos Noroeste, S.A. de C.V. and Fundiciones de Acero Estructrual, S.A. de C.V. (100%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (incorporated in October, 2012). These facilities were operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April, 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) and Aceros Especiales Simec Tlaxcala, S.A. de C.V. (incorporated in 2015), since March 2016 and July 2016, respectively.

(3)	The remaining 49.8% of SimRep is owned by our controlling shareholder, Industrias CH.

(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic.

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%), Malla San 2, S.A. de C.V. (99.98%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (99.99%).

(6)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais, that is leased to a third party.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2018:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	50.22%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V.	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
GS Steel BV (liquidated in 2018)	Netherlands	100.00%
RRLC S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant S.A.P.I. de C.V.	Mexico	97.61%

Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Recursos Humanos de la Industría Siderúrgica de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%
Companhia Siderúrgica do Espirito Santo, S.A.	Brazil	100.00%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 15 facilities throughout America. At December 31, 2018, our crude steel production capacity was 5.3 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.1 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.3 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity and our Brazil operations have 0.9 million tons of crude steel production capacity. In addition, we have 4.5 million tons of rolling and finishing capacity, of which 2.1 million are located in Mexico, 1.7 million are located in the United States and Canada and 0.7 million are located in Brazil.

We operate nine mini-mills, six in Mexico, one in the United States and two in Brazil. The Mexican mini-mills are located in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. Our mini-mills in Brazil are located in Pindamonhangaba, São Paulo and Cariacica, Espírito Santo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. Processing mills are located in Massillon, Ohio and Solon, Ohio.

Because we own both mini-mill and integrated blast furnace production facilities, we can allocate production between each type of facility based on efficiency and cost. In addition, as long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (iron ore, coaking coal, scrap metal and electricity) to the facility where production costs would be the lowest. Our production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product. Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

We can use scrap metal or iron ore to produce our finished steel products. We produce liquid steel using an electric arc furnace, alloying elements and carbon are added, and then is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. Our facility in Canton, Ohio is capable of producing billets and blooms.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2014	2015	2016	2017	2018
	(tons in thousands)
Melt shops
Steel billet production	2,483.7	2,318.0	2,219.6	2,288.0	2,359.0
Annual installed capacity(1)	4,207.9	4,552.9	4,552.9	4,596.9	5,257.9
Effective capacity utilization	59.0%	50.9%	48.8%	49.8%	44.9%
Rolling mills
Total production	2,286.3	2,206.4	2,211.4	2,171.6	2,306.7
Annual installed capacity(1)	3,829.6	4,279.6	4,131.8	4,000.0	4,480.0
Effective capacity utilization	59.7%	51.6%	53.5%	54.3%	51.5%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2018.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I Beams	24.4%	0.6%	0%	0%	5.0%
Channels	9.2%	7.7%	0%	0%	3.2%
Angles	29.0%	12.4%	0%	0%	8.8%
Hot rolled bars (round, square and hexagonal rods)	17.2%	5.2%	36.0%	1.4%	13.8%
Rebar	12.0%	71.8%	0.4%	82.0%	45.6%
Flat bars	8.2%	2.3%	27.0%	0%	8.5%
Cold finished bars	0%	0%	36.6%	0%	8.6%
Electro-Welded wire mesh	0%	0%	0%	3.5%	1.4%
Wire rod	0%	0%	0%	9.0%	3.5%
Electro-Welded wire mesh panel	0%	0%	0%	4.1%	1.6%
Other	0%	0%	0%	0%	0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2018, the Guadalajara mini-mill produced 234,827 tons of steel billet and 312,513 tons of finished product, operating at 63% capacity for billet production and 65% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structurals, SBQ steel, light structurals and rebars.

Guadalajara Mini-Mill

	Years ended December 31,
	2014	2015	2016	2017	2018
Steel sales (thousands of tons)	335	369	375	340	307
Average finished product price per ton	Ps. 10,410	Ps. 9,726	Ps. 10,779	Ps. 12,000	Ps. 13,896
Average scrap cost per ton	4,934	4,539	4,691	5,695	7,071

Average manufacturing conversion cost per ton of finished product(1)	2,613	2,399	2,452	2,789	3,252
Average manufacturing conversion cost per ton of billet(1)	1,586	1,489	1,588	1,927	2,674

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2018, the Mexicali mini-mill produced approximately 271,221 tons of billet, of which the Guadalajara mini-mill used 77,308 tons. In 2018, the Mexicali mini-mill produced 199,119 tons of finished products. In 2018 we operated the Mexicali mini-mill at 63% capacity for billet production and at 80% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structurals, light structurals and rebar. In 2018, 72% of the products produced at the Mexicali mini-mill were rebar, 12% were angles, 5% were hot rolled bars (round, square and hexagonal rods) and the remaining 11% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2014	2015	2016	2017	2018
Steel sales (thousands of tons)	206	220	216	193	208
Average finished product price per ton	Ps. 9,170	Ps. 9,405	Ps. 9,935	Ps. 10,720	Ps. 13,538
Average scrap cost per ton	4,348	3,981	3,942	4,544	6,302
Average manufacturing conversion cost per ton of finished product(1)	2,659	2,414	2,277	2,878	3,290
Average manufacturing conversion cost per ton of billet(1)	1,752	1,608	1,541	2,013	2,249

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 492,000 tons. In 2018, mini-mill 1 produced 357,477 tons of steel billet. In 2018, mini-mill 1 produced 348,248 tons of finished products. In 2018, we operated mini-mill 1 at 70% capacity for billet production and at 71% capacity for finished product production. Mini-mill 2 has an installed capacity of 305,000 tons of steel billet (for the period of July 2018 to December 2018) and an installed capacity of finished product of 280,000 tons (for the period of July 2018 to December 2018). In 2018, mini-mill 2 produced 43,849 tons of steel billet. In 2018, mini-mill 2 produced 27,198 tons of finished products. In 2018, we operated mini-mill 2 at 14% capacity for billet production and at 10% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2018, the Cholula facility produced 107,794 tons of finished products, at 90% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2018, our plants in Apizaco and Cholula produced 401,326 tons of billet and 375,446 tons of finished product, operating at 49% of its billet capacity and 49% capacity for finished product.

In 2018, 36% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 27% were flat merchant bar and 37% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

Years ended December 31,

	2014	2015	2016	2017	2018
Steel sales (thousands of tons)	361	339	350	331	321
Average finished product price per ton	Ps. 12,047	Ps. 12,366	Ps. 12,763	Ps. 15,426	Ps. 17,935
Average scrap cost per ton	4,800	4,111	4,376	5,725	6,383
Average manufacturing conversion cost per ton of finished product(1)	3,400	3,455	3,321	4,524	5,604
Average manufacturing conversion cost per ton of billet(1)	2,154	2,195	2,168	2,796	3,767

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2018, these facilities had an annual installed capacity of 660,000 tons of billet and 610,000 tons of finished product. In 2018, the San Luis facilities produced 549,844 tons of steel billet. In 2018, the San Luis facilities produced 530,029 tons of finished product, operating at 83% capacity for billet production and 87% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structurals and wire rod. In 2018, 82% of the products produced at the San Luis facilities were rebar, 17% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 1% were other light structurals.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

Years ended December 31,

	2014	2015	2016	2017	2018

Steel sales (thousands of tons)	517	524	554	540	538
Average finished product price per ton	Ps. 9,269	Ps. 9,786	Ps. 10,301	Ps. 10,870	Ps. 14,255
Average scrap cost per ton	4,936	4,462	4,628	5,859	6,822
Average manufacturing conversion cost per ton of finished product(1)	2,268	2,060	2,032	2,414	3,094
Average manufacturing conversion cost per ton of billet(1)	1,764	1,584	1,571	1,857	2,481

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. Operations and Facilities

We have operated our Republic facilities (in Ohio and New York) since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2018, these facilities had an annual installed capacity of 2,083,000 tons of billet and 1,660,000 tons of finished product. In 2018, Republic facilities produced 414,847 tons of steel billet. For the same period, Republic facilities produced 360,253 tons of hot-rolled bars. Republic facilities produced 32,296 tons of cold finish bars. In 2018, Republic facilities produced 36,288 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2014	2015	2016	2017	2018
Steel sales (thousands of tons)	778	570	397	387	385
Average finished product price per ton	Ps. 15,823	Ps. 16,611	Ps. 23,526	Ps. 21,630	Ps. 24,016
Average scrap cost per ton	5,354	3,899	3,939	6,114	7,026

Average manufacturing conversion cost per ton of finished product(1)	6,417	7,042	6,621	6,790	10,555
Average manufacturing conversion cost per ton of billet(1)	4,665	4,481	4,661	4,915	6,842

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2018, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2018 as it has been idled since 2016.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2018, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2018, this facility produced 414,847 tons of blooms, billets and other semi-finished trade product and was operated at 37% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2018, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2018, this facility produced 360,253 tons of hot rolled bars and was operated at 55% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2018, an annual installed capacity of 125,000 tons of finished product. During 2018, the Massillon facility was operated at 26% capacity of finished product and produced 32,296 tons of cold finished bars.

Solon, Ohio. Our Solon facility, acquired in February, 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2018, the Solon facility had installed capacities of 65,000, for wire products. During 2018, the Solon facility produced and shipped 36,288 tons of wire products and was operated at 56% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2018. All machinery and equipment will eventually be relocated to our other facilities on a structured basis. It is anticipated that the relocation work will be completed by the end of 2019..

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais, that is leased to a third party. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna began operations in May 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2018, our plant in Pindamonhangaba had installed capacity to produce 500,000 tons of “billet” and 420,000 tons of finished product per year capacity. In 2018 our plant in Pindamonhangaba produced 261,826 tons of “billet” and 279,306 tons of finished product, operating at 52% of its capacity for “billet” and 67% capacity for finished product. Our plant in Cariacica had installed capacity to produce 400,000 tons of “billet” and 232,000 tons of finished product (for the period of May 2018 to December 2018). In 2018, our plant in Cariacica produced 225,116 tons of

“billet” and 133,070 tons of finished product, operating at 56% of its capacity for “billet” and 57% capacity for finished product (for the period between May 2018 and December 2018). The leased plant in Itauna had installed capacity to produce 56,000 tons of finished product (for the period of May 2018 to December 2018). In 2018, our plant in Itauna produced 48,413 tons of finished product, operating at 86% capacity for finished product (for the period between May 2018 and December 2018).

In 2018, our plants in Brazil produced 486,942 tons of billet and 460,789 tons of finished product, operating at 54% of its billet capacity and 65% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

Years ended December 31,
	2015	2016	2017	2018
Steel sales (thousands of tons)	4	193	300	433
Average finished product price per ton	Ps. 7,500	Ps. 9,399	Ps. 10,680	Ps. 13,681
Average scrap cost per ton	2,322	3,679	4,846	6,553
Average manufacturing conversion cost per ton of finished product(1)	2,481	2,551	3,181	4,240
Average manufacturing conversion cost per ton of billet(1)	1,103	1,703	2,403	2,957

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2018 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I Beams (25%); Channels (9%); Angles (29%); Rebar (12%);Hot rolled bars (17%); Flat bars (8%)	electric arc furnace with continuous caster rolling mill and bar processing lines	312,513	480,000

Mexicali	Angles (12%); Rebar (72%); Channels (8%); Hot rolled bars (5%) Other (3%)	electric arc furnace with continuous caster and rolling mills	199,119	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	375,446	772,000(3)

San Luis Potosí	Rebar (82%); Wire rod (9%); Electro-Welded wire mesh (4%); Electro-Welded wire mesh panel (4%); Bars (1%)	electric arc furnaces, whit continuous casters, rolling mill and wire rod rolling mill	530,029	610,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	816,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption	Our billet and bloom for internal consumption

Lackawanna	SBQ (100%)	rolling mill and wire rod rolling mill	360,253	653,000

Massillon	SBQ (100%)	cold drawn, bar turning and heat treating equipment	32,296	125,000

Solon	SBQ (100%)	equipment to clean and coat, draw, and anneal wire	36,288	65,000

Brazil	Rebar (69%); Angles (8%); Bars (9%); Flat bars (12%); Other (2%);	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	460,789	708,000(4)

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.
(3)	Includes the production capacity of our mini-mill 2 from July to December 2018 (280,000 tons), from the date on which it started operations.
(4)	Includes the production capacity of our mini-mill in Cariacica (232,000 tons) and our leased rolling mill in Itauna (56,000 tons) from May to December 2018, from the date on which the Cariacica Mill was acquired.

Item 4A.	Unresolved Staff Comments

In the months of December 2017 and February and March 2018, the Company received written comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Company's annual report on Form 20-F for the year ended December 31, 2016. In such comments, the staff requested further information regarding the nature and the accounting treatment of certain related party loans. The SEC continues to request that the Company voluntarily produce certain documents related to such related party loans and the Company has been and continues to cooperate with the SEC on this matter. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

Item 5.	Operating and Financial Review and Prospects

The following discussion is derived from our audited consolidated financial statements, which are presented elsewhere in this annual report. This discussion does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations. All of the statements in this Item 5.A are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.”

Adoption of International Financial Reporting Standards (IFRS)

The Mexican National Banking and Securities Commission (CNBV) has established the requirement that listed companies must disclose their financial information to the public, through the Mexican Stock Exchange (BMV) or the Bolsa Institucional de Valores, S.A. de C.V. (BIVA) (operating since July 25, 2018), and therefore, beginning in 2012, we prepare our financial information in accordance with IFRS, as issued by the IASB. IFRS differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects.

A.	Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. Our net revenue from sales increased in 2014, compared to 2013, increased by 42% in the automotive sector, decreased 13% in the independent distributor sector, decreased 34% in the hand tools sector, decreased 61% in the mining sector and increased 29% in other industries. The total increase in net revenue from sales of SBQ products in 2014, compared to 2013, was 18%. Our net revenue from sales decreased in 2015, compared to 2014, increased by 20% in the automotive sector, decreased 43% in the independent distributor sector, increased 204% in the hand tools sector, decreased 52% in the mining sector and decreased 48% in other industries. The total decrease in net revenue from sales of SBQ products in 2015, compared to 2014, was 16%. Our net revenue from sales decreased in 2016, compared to 2015, decreased by 18% in the automotive sector, increased 9% in the independent distributor sector, decreased 72% in the hand tools sector, decreased 42% in the mining sector and decreased 10% in other industries. The total decrease in net revenue from sales of SBQ products in 2016, compared to 2015, was 13%. In 2017, the total increase in net revenue from sales of SBQ products compared to 2016 was 13%. In 2018, the total increase in net revenue from sales of SBQ products compared to 2017 was 10%.

As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, and, therefore, these products tend to generate somewhat higher margins compared with our more commercial steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand.

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2014, 2015, 2016, 2017 and 2018 we did not purchase iron ore pellets or coaking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idled during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher by approximately 69% than those in our facilities in Mexico principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

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

Typically, about 75% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 25% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices stabilized somewhat midway through 2016, and in 2017 and 2018 the prices of scrap and other inputs increased significantly. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2014 - 2018

	Year ended December 31,
	2014	2015	2016	2017	2018
Shipments (thousands of tons)	2,197	2,026	2,085	2,091	2,192
Guadalajara and Mexicali	540	589	591	533	515
Apizaco and Cholula	362	339	350	331	321
San Luis facilities	517	524	554	540	538
Republic facilities	778	570	397	387	385
Brazil	—	4	193	300	433

Net sales (Ps. millions)	26,829	24,476	27,516	28,700	35,678
Guadalajara and Mexicali	5,366	5,658	6,188	6,149	7,082
Apizaco and Cholula	4,361	4,192	4,467	5,106	5,757
San Luis facilities	4,792	5,128	5,707	5,870	7,669
Republic facilities	12,310	9,468	9,340	8,371	9,246
Brazil	—	30	1,814	3,204	5,924

Cost of sales (Ps. millions)	25,492	23,097	22,776	23,994	30,563
Guadalajara and Mexicali	4,740	3,955	5,364	4,703	5,710
Apizaco and Cholula	3,115	2,764	3,635	3,607	3,948
San Luis facilities	4,221	4,529	4,726	5,030	6,058
Republic facilities	13,416	11,829	7,332	7,814	9,294
Brazil	—	20	1,719	2,840	5,553

Average price per ton (Ps.)	12,212	12,081	13,197	13,725	16,276
Guadalajara and Mexicali	9,937	9,606	10,470	11,537	13,751
Apizaco and Cholula	12,047	12,366	12,763	15,426	17,935
San Luis facilities	9,269	9,786	10,301	10,870	14,255
Republic facilities	15,823	16,611	23,526	21,630	24,016
Brazil	—	7,500	9,399	10,680	13,681

Average cost per ton (Ps.)	11,603	11,400	10,924	11,475	13,943
Guadalajara and Mexicali	8,778	6,715	9,076	8,824	11,087
Apizaco and Cholula	8,605	8,153	10,386	10,897	12,299
San Luis facilities	8,164	8,643	8,531	9,315	11,260
Republic facilities	17,244	20,753	18,469	20,191	24,140
Brazil	—	5,000	8,907	9,467	12,824

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

Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in gross domestic products (“GDP”) in the Mexican and U.S. markets.

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP increased 2.1% in 2018 (according to preliminary figures of the INEGI) and increased 2% in 2017. The U.S. GDP increased 2.9% in 2018 (according to preliminary figures of the U.S. Department of Commerce) and 2.2% in 2017. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

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

This period of high prices for steel encouraged reactivation of investment in production capacity, and consequently an increase in the supply of steel products that contributed to a decline in steel prices. As the 2008 financial crisis worsened in late 2008 and early 2009, global demand for steel fell while new steel production capacity was coming into the market, and as a result steel prices fell worldwide. In 2009 the average steel price decreased approximately 22% compared to 2008. Our average steel price increased approximately 4% in 2017 compared to 2016. Our average steel price increased approximately 18.6% in 2018 compared to 2017.

In recent years, there has been a trend toward consolidation of the steel industry. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. In 2006, Arcelor completed the acquisition of Dofasco in Canada, and Mittal Steel announced the acquisition of Arcelor, forming the largest steel company in the world. In addition, a number of other steel acquisition transactions have been announced, including the acquisition of Oregon Steel by Evraz and the acquisition of Corus by Tata Steel. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States by Mittal Steel, U.S. Steel and others. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2006 and 2007, imports to Mexico increased as market conditions improved, and in 2008, imports to Mexico continued to increase, notwithstanding the worsening of international market conditions. In 2009, however, imports to Mexico decreased as domestic and global market conditions worsened. In 2010, 2011 and 2012, imports to Mexico increased as market conditions improved. In 2013, imports to Mexico decreased as domestic and global market conditions worsened. In 2014, imports to Mexico increased slightly. In 2015, imports to Mexico increased 10% compared to 2014 according to information of CANACERO. In 2016, imports to Mexico increased 1.6% compared to 2015 according to information of CANACERO. In 2017, imports to Mexico in tons increased 6.8% compared to 2016 according to information of CANACERO. In 2018, imports to Mexico in tons increased 4.5% compared to 2017 according to information of CANACERO.

Steel imports to the United States accounted for an estimated 23% of the domestic U.S. steel market in 2018 and an estimated 27% in 2017. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 7% in 2014, decreased approximately 16% in 2015, increased approximately 2% in 2016, increased approximately 31% in 2017 and increased

19.4% in 2018; and prices of ferroalloys increased approximately 16% in 2014 and decreased approximately 9% and 13% in 2015 and 2016, respectively, in 2017 increased approximately 22% and increased approximately 9.6% in 2018. As with other raw materials, iron ore and coaking coal prices fluctuate significantly. However, in 2014, 2015, 2016, 2017 and 2018 we did not purchase coaking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 7% in 2014, decreased approximately 12% in 2015, increased approximately 1.5% in 2016, increased approximately 22% in 2017 and increased approximately 14% in 2018; and prices for natural gas increased approximately 25% in 2014, decreased approximately 23% in 2015, increased approximately 8% in 2016, increased approximately 22% in 2017 and increased approximately 28% in 2018.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.1% for 2014, 2.1% for 2015, 3.4% for 2016, 6.8% for 2017 and 4.8% for 2018. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during the period from 2008 to 2019, the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 20.84 per U.S.$1.00 at January 13, 2017. The appreciation of the Mexican peso relative to the U.S. dollar in 2018 was 0.4%. The exchange rate at December 31, 2018 was 19.6566 compared to 19.7354 at December 31, 2017. At July 30, 2019 the exchange rate was Ps. 19.0900 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018 .

The following information shows other results by segment.

	For the year ended December 31, 2018
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	20,507,794	9,246,444	5,924,015	—	35,678,253
Cost of sales	15,715,761	9,294,352	5,553,202	—	30,563,315
Gross profit (loss)	4,792,033	(47,908)	370,813	—	5,114,938
Administrative expenses	592,218	267,905	219,889	—	1,080,012
Other (income) expense, net	(11,367)	(3,685)	—	—	(15,052)
Interest income	307,279	5,542	—	—	312,821
Interest expense	52,226	(99,985)	(103,141)	134,389	(16,511)
Exchange (loss) gain, net	445,289	7,522	(602,747)	3,040	(146,896)
Income (loss) before income tax	5,015,976	(399,049)	(554,964)	137,429	4,199,392
Income tax	905,482	7,145	(160,165)	—	752,462
Net income (loss)	4,110,494	(406,194)	(394,799)	137,429	3,446,930

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	587,407	268,635	256,376	—	1,112,418
Total assets	40,617,874	10,181,967	6,733,362	(8,679,380)	48,853,823
Total liabilities	8,458,465	10,815,692	2,750,043	(8,679,380)	13,344,820
Additions of property, plant and equipment, net	1,552,587	433,154	8,724	—	1,994,465

	For the year ended December 31, 2017
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	17,125,369	8,370,999	3,204,082	—	28,700,450
Cost of sales	13,340,648	7,814,180	2,839,698	—	23,994,526
Gross profit (loss)	3,784,721	556,819	364,384	—	4,705,924
Administrative expenses	753,676	257,001	228,266	—	1,238,943
Other (income) expense, net	98,915	(105,849)	—	—	(6,934)
Interest income	252,074	217	—	—	252,291
Interest expense	(7,459)	(50,962)	(65,186)	69,203	(54,404)
Exchange (loss) gain, net	(1,291,909)	(26,256)	1,861	661,942	(654,362)
Income (loss) before income tax	1,884,836	328,666	72,793	731,145	3,017,440
Income tax	786,902	322,444	13,463	—	1,122,809
Net income (loss)	1,097,934	6,222	59,330	731,145	1,894,631

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	677,665	538,699	249,395	—	1,465,759
Total assets	32,878,143	10,548,895	5,356,860	(2,807,367)	45,976,531
Total liabilities	1,134,438	10,760,999	2,570,925	(2,807,367)	11,658,995
Additions of property, plant and equipment, net	2,394,541	622,785	22,175	—	3,039,501

	For the year ended December 31, 2016
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	16,361,808	9,339,527	1,814,230	—	27,515,565
Cost of sales	13,724,880	7,332,094	1,718,619	—	22,775,593
Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972
Administrative expenses	901,849	298,967	76,671		1,277,487
Other (income) expense, net	40,134	(1,481,573)	—	1,477,637	36,198
Interest income	139,886	147	—	—	140,033
Interest expense	(15,053)	(45,120)	(50,980)	70,983	(40,170)
Exchange gain (loss), net	2,343,393	42,727	765,684	(1,376,820)	1,774,984
Income (loss) before income tax	4,163,171	3,187,793	733,644	(2,783,474)	5,301,134
Income tax	678,020	256,089	2,285	—	936,394
Net income (loss)	3,485,151	2,931,704	731,359	(2,783,474)	4,364,740

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	620,354	551,650	257,377	—	1,429,381
Total assets	33,364,827	9,684,303	5,293,891	(6,463,293)	41,879,728
Total liabilities	4,370,124	9,893,536	2,325,325	(7,940,930)	8,648,055
Additions of property, plant and equipment, net	2,169,375	816,586	114,298	—	3,100,259

Our net sales by product during 2016, 2017 and 2018 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2016	2017	2018
Light structural	1,467,727	1,557,567	1,654,720
Structurals	2,321,771	2,232,979	2,441,079
Bars	1,122,116	1,065,731	1,575,291
Rebar	7,449,278	8,931,862	12,363,530
Flat bar	1,090,841	1,552,578	2,271,347
Hot rolled bars	7,729,167	8,594,130	9,549,286
Cold drawn bars	3,207,924	3,370,150	3,779,385
Other	3,126,741	1,395,453	2,043,615
Total	27,515,565	28,700,450	35,678,253

Our net sales by country or region during 2016, 2017 and 2018 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2016	2017	2018
Mexico	16,077,884	16,712,874	20,421,529
USA	9,198,561	8,333,259	8,975,585
Brazil	1,828,279	3,214,117	5,932,297
Canada	350,673	370,803	267,606
Latin America	34,932	30,173	60,578

Other (Europe and Asia)	25,236	39,224	20,658
Total	27,515,565	28,700,450	35,678,253

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2017 and 2018

Net Sales

Net sales increased 24%, to Ps. 35,678 million in 2018 compared to Ps. 28,700 million in 2017. This increase resulted primarily from a 19% increase in the average price per ton of steel products and an increase of 101,000 tons in shipments of finished steel products. Total sales outside of Mexico increased 27%, to Ps. 15,257 million in 2018 compared to Ps. 11,987 million in 2017. Total sales in Mexico increased 22%, from Ps. 16,713 million in 2017 to Ps. 20,421 million in 2018.

Shipments of finished steel products increased 4.8%, to 2.192 million tons in 2018, compared to 2.091 million tons in 2017. Total sales volume outside of Mexico of finished steel products increased 14.8% to 0.853 million tons in 2018, compared to 0.743 million tons in 2017, while total Mexican sales decreased 0.7%, from 1.348 million tons in 2017, compared to 1.339 million tons in 2018. The average price of steel products increased 18.6% in 2018 compared to 2017.

Cost of Sales

Our cost of sales increased 27%, from Ps. 23,994 million in 2017 to Ps. 30,563 million in 2018, which increase is mainly attributable to a 21.5% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 86% in 2018 and 84% in 2017. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 36) per hour in 2018 and U.S.$ 1.6 (Ps. 31) per hour in 2017, compared to U.S.$55.3 (Ps.1,087) and U.S.$ 56.4 (Ps. 1,113) per hour for 2018 and 2017, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 5,115 million in 2018 compared to a Ps. 4,706 million gross profit in 2017. This increase in gross profit is attributable mainly to an increase of 101,000 tons of finished steel products shipped, a 18.6% increase in the average price of steel products sold, and a 21.5% increase in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 14% in 2018 and our gross profit was 16% in 2017.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 13%, to Ps. 1,080 million in 2018, compared to Ps. 1,239 million in 2017. The variation of Ps. 159 million corresponds to the decrease of Ps. 162 million in the Mexican segment, the increase of Ps. 11 million in the United States segment and a decrease of Ps. 8 million in the Brazil segment. In 2018 and 2017, our general and administrative expenses included Ps. 10 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic and Ps. 125 million, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Grupo San, respectively.

Administrative expenses as a percentage of net sales were 3% in 2018 and 4% in 2017. Depreciation and amortization expense were Ps. 157 million in 2018 compared to Ps. 285 million in 2017.

Other (Income) Expense, Net

We recorded other income, net, of Ps. 15 million in 2018, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 9 million in land remediation at Pacific Steel, (iii) income of Ps. 6 million for recovery of insurance companies and (iv) income related to other financial operations of Ps. 8 million.

We recorded other income, net, of Ps. 7 million in 2017, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 7 million in land remediation at Pacific Steel and (iii) income related to other financial operations of Ps. 4 million.

Interest Income

We recorded an interest income of Ps. 313 million in 2018 compared to Ps. 252 million in 2017. This increase is attributable mainly to higher interest rates in the U.S. and Mexico.

Interest Expense

We recorded an interest expense of Ps. 17 million in 2018 compared to Ps. 54 million in 2017. This decrease is attributable mainly to the lesser use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 147 million in 2018 compared to a foreign exchange loss of Ps. 654 million in 2017; this foreign exchange loss reflected the 0.4% appreciation of the peso against the dollar in 2018, compared to the 4.5% appreciation of the peso against the dollar in 2017.

Income Tax

In 2018 we recorded an income tax provision of Ps. 752 million, which included an income tax provision of Ps. 511 million and an income tax provision for deferred income taxes of Ps. 241 million. In 2017 we recorded an income tax provision of Ps. 1,123 million, which included an income tax provision of Ps. 45 million and an income tax provision for deferred income taxes of Ps. 1,078 million.

Our effective income tax rates for 2018 and 2017 were 16.9% and 38.9%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2018 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2018 and 2017, we amortized tax losses which generated a benefit on income tax of approximately Ps. 1,238 million and Ps. 115 million, respectively. These effects caused our effective tax rates during 2018 to be lower than the statutory tax rate.

Net Income (Loss)

We recorded net income of Ps. 3,447 million in 2018, compared to net income of Ps. 1,895 million in 2017. The increase in net income for the year 2018 compared to 2017 is mainly as a result of (i) an increase of 101,000 tons of finished steel products shipped, a 18.6% increase in the average price of steel products sold, and a 21.5% increase in the average cost per ton of steel products sold, (ii) in the year 2017 we had Ps. 198 million of interest income compared to the year 2018 where we had Ps. 297 million of interest income, net, (iii) the decrease in the foreign exchange loss in 2018 to Ps. 151 million compared to Ps. 654 million in 2018 and (iv) the decrease in the provision of income taxes in 2018 to Ps. 752 million compared to Ps. 1,123 million in 2017.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2017 and 2018

Net Sales

Net sales increased 20%, to Ps. 20,508 million in 2018 compared to Ps. 17,125 million in 2017. This increase resulted principally from a 22% increase in the average price per ton of steel products in 2018 compared to 2017.

Shipments of finished steel products decreased 2%, to 1.374 million tons in 2018, compared to 1.404 million tons in 2017.

Cost of Sales

Our cost of sales increased 18%, from Ps. 13,340 million in 2017 to Ps. 15,716 million in 2018, which increase is mainly attributable to a 20% increase in the average cost per ton of steel products sold. As a percentage of net sales, our cost of sales was 77% in 2018, compared to 78% in 2017.

Gross Profit

Our gross profit increased 27%, to Ps. 4,792 million in 2018 compared to Ps. 3,785 million in 2017. This increase is attributable mainly to an increase of 22% in the average price of steel products sold. As a percentage of net sales, our gross profit was 23% in 2018, compared to 22% in 2017.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 21%, to Ps. 592 million in 2018, compared to Ps. 754 million in 2017. In 2018 our general and administrative expenses included Ps. 0 million of amortization of the tangible and intangible assets and in 2017 our general and administrative expenses included Ps. 103 million, of amortization of tangible and intangible assets registered principally in connection with the acquisition of Grupo San.

Administrative expenses as a percentage of net sales were 3% in 2018 and 4% in 2017. Depreciation and amortization expense were Ps. 129 million in 2018 compared to Ps. 211 million in 2017.

Other Expense (Income), Net

We recorded other income, net, of Ps. 11 million in 2018, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) income of Ps. 6 million for recovery of insurance companies, (iii) other expense of Ps. 9 million in the land treatment at Pacific Steel and (iv) other income, net, related to other financial operations of Ps. 4 million.

We recorded other expense, net, of Ps. 99 million in 2017, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 108 million related to the transportation and other expenses of acquired equipment by the Tlaxcala plant from the Republic plant, (iii) other expense of Ps. 8 million in the land remediation at Pacific Steel and (iv) other income, net, related to other financial operations of Ps. 7 million.

Interest Income

We recorded an interest income of Ps. 307 million in 2018 compared to Ps. 252 million in 2017. This increase is attributable mainly to higher interest rates in the US and Mexico.

Interest Expense

We recorded an interest income of Ps. 52 million in 2018, corresponding mainly to related party transactions that are eliminated in the consolidated statement of income, compared to Ps. 7 million of interest expense in 2017.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 445 million in 2018 compared to an exchange loss of Ps. 1,292 million in 2017; this foreign exchange reflected the 0.4% appreciation of the peso against the dollar in 2018.

Income Tax

In 2018, we recorded an income tax provision of Ps. 905 million, which included an income tax provision of Ps. 497 million and an income tax provision for deferred income taxes of Ps. 408 million. In 2017, we recorded an income tax provision of Ps. 787 million, which included an income tax provision of Ps. 131 million and an income tax provision for deferred income taxes of Ps. 656 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2018 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 4,110 million in 2018, compared to net income of Ps. 1,098 million in 2017. This increase is attributable mainly to; (i) an increase of 22% in the average price of steel products sold, and (ii) a foreign exchange gain of Ps. 445 million in 2018 compared to Ps. 1,292 million of foreign exchange loss in 2017.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2017 and 2018

Net Sales

Net sales increased 10%, to Ps. 9,246 million in 2018 compared to Ps. 8,371 million in 2017. This increase resulted principally from an increase of 11% in the average price of steel products.

Shipments of finished steel products decreased 0.5%, to 385,000 tons in 2018, compared to 387,000 tons in 2017.

The average price of steel products in pesos increased 11% in 2018 compared to 2017.

Cost of Sales

Our cost of sales increased 19%, from Ps. 7,814 million in 2017 to Ps. 9,294 million in 2018, which increase is mainly attributable to an increase of 20%, approximately, in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 101% in 2018, compared to 93% in 2017.

Gross Profit (Loss)

Our gross loss was Ps. 48 million in 2018 compared to a Ps. 557 million gross profit in 2017. As a percentage of net sales, our gross loss was (1%) in 2018 mainly attributable to an increase of 20%, approximately, in the average cost per ton of steel products sold, compared to a 7% gross profit in 2017. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw material purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 4%, to Ps. 268 million in 2018, compared to Ps. 257 million in 2017.

Administrative expenses as a percentage of net sales were 3% in 2018 and 3% in 2017. Depreciation and amortization expense were Ps. 25 million in 2018 compared to Ps. 37 million in 2017.

Other Income, Net

We recorded other income, net, of Ps. 4 million in 2018, related to other financial operations.

We recorded other income, net, of Ps. 106 million in 2017, reflecting (i) other income, net, of Ps. 108 million related to the sale of plant and equipment by Republic to the Tlaxcala plant and (ii) other expense, net, of Ps. 2 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 6 million in 2018 compared to Ps. 0 million in 2017.

Interest Expense

We recorded an interest expense of Ps. 100 million in 2018 compared to Ps. 51 million in 2017.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 8 million in 2018 compared to an exchange loss of Ps. 26 million in 2017.

Income Tax

In 2018 we recorded an income tax provision of Ps. 7 million for deferred income taxes. In 2017 we recorded an income tax provision of Ps. 322 million for deferred income taxes.

Net Income (Loss)

We recorded a net loss of Ps. 406 million in 2018, compared to a net income of Ps. 6 million in 2017. Our net loss in 2018 is attributable mainly to an increase of 20% in the average cost of steel products sold, compared to 2017, which impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw material purchases as a result of the time lag between the production and sales cycles.

Brazil Segment

Statements of Comprehensive Income

 Comparison of Years Ended December 31, 2017 and 2018

Net Sales

Net sales increased to Ps. 5,924 million in 2018 compared to Ps. 3,204 million in 2017. This increase resulted principally from an increase of 133,000 tons of shipments of finished steel products and the 28% increase in the average price per ton of steel products.

Shipments of finished steel products increased to 433,000 tons in 2018 (including the shipment of the new plants acquired in 2018, which began to consolidate operations in May 2018: Cariacica with 115,000 tons and Itauna with 41,000 tons) compared to 300,000 tons in 2017.

Cost of Sales

Our cost of sales increased to Ps. 5,553 million in 2018 compared to Ps. 2,840 million in 2017, which increase is mainly attributable to the increase of the shipments of finished steel products of 133,000 tons in 2018 and a 35% increase in the average cost per ton of steel products sold compared to 2017. Cost of sales as a percentage of net sales was 94% in 2018, compared to 89% in 2017.

Gross Profit

Our gross profit was Ps. 371 million in 2018 compared to Ps. 364 million of gross profit in 2017. The gross profit in the year 2018 remains practically the same as in 2017 due to the fact that the increase by 133,000 tons shipped and the increase in prices of 28% in the tons shipped did not offset the increase of 35% in the average cost of steel products sold. As a percentage of net sales, our gross profit was 6% in 2018, compared to 11% of gross profit in 2017.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 220 million in 2018 compared to Ps. 228 million in 2017. Operating expenses as a percentage of net sales were 4% in 2018 compared to 7% in 2016.

Depreciation and amortization expenses were Ps. 3 million in 2018 compared to Ps. 36 million in 2017.

Other Expense, Net

We did not record other expense, net, in 2018 or 2017.

Interest Expense

We recorded an interest expense of Ps. 103 million in 2018 compared to Ps. 65 million in 2017.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 603 million in 2018 compared to an exchange gain of Ps. 2 million in 2017. This foreign exchange loss reflected the 17.1% depreciation of the Brazilian real against the dollar in 2018 compared to 2017.

Income Tax

In 2018 we recorded an income tax profit provision of Ps. 160 million, which included an income tax provision of Ps. 15 million and an income tax profit provision for deferred income taxes of Ps. 175 million, compared to Ps. 13 million of income tax provision in 2017.

Net Income (Loss)

We recorded a net loss of Ps. 395 million in 2018 compared to Ps. 59 million of net income in 2017. Our net loss in 2018 is attributable mainly to a foreign exchange loss of Ps. 603 million in 2018 compared to an exchange gain of Ps. 2 million in 2017.

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

Shipments of finished steel products increased 0.3%, to 2.091 million tons in 2017, compared to 2.085 million tons in 2016. Total sales volume outside of Mexico of finished steel products increased 17% to 0.743 million tons in 2017, compared to 0.636 million tons in 2016, while total Mexican sales decreased 10%, from 1.495 million tons in 2016, compared to 1.348 million tons in 2017. The average price of steel products increased 4% in 2017 compared to 2016.

Cost of Sales

Our cost of sales increased 5%, from Ps. 22,776 million in 2016 to Ps. 23,994 million in 2017, which increase is mainly attributable to a 5% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 84% in 2017 and 83% in 2016. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.6 (Ps. 31) per hour in 2017 and U.S.$1.4 (Ps. 29) per hour in 2016, compared to U.S.$56.4 (Ps. 1,113) and U.S.$61.3 (Ps. 1,267) per hour for 2017 and 2016, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit (Loss)

Our gross profit was Ps. 4,706 million in 2017 compared to a Ps. 4,740 million gross profit in 2016. This gross profit is attributable mainly to an increase of 6,000 tons of finished steel products shipped, a 4% increase in the average price of steel products sold, and a 5% increase in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 16% in 2017 and our gross profit was 17% in 2016.

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

Other (Income) Expense, Net

We recorded other income, net, of Ps. 7 million in 2017, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 7 million in land remediation at Pacific Steel and (iii) income related to other financial operations of Ps. 4 million.

We recorded other expense, net, of Ps. 36 million in 2016, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 35 million in the dismantling of machinery and (iii) an expense related to other financial operations of Ps. 11 million.

Interest Income

We recorded an interest income of Ps. 252 million in 2017 compared to Ps. 140 million in 2016. This decrease is attributable mainly to interest rates negotiated with financial services institutions.

Interest Expense

We recorded an interest expense of Ps. 54 million in 2017 compared to Ps. 40 million in 2016. This increase is attributable mainly to the interest rates negotiated with our lenders.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 654 million in 2017 compared to an exchange gain of Ps. 1,775 million in 2016; this foreign exchange gain reflected the 4.5% appreciation of the peso against the dollar in 2017, compared to the 19.2% depreciation of the peso against the dollar and the 17% appreciation of the Brazilian real against the dollar in 2016.

Income Tax

In 2017 we recorded an income tax provision of Ps. 1,123 million, which included an income tax provision of Ps. 45 million and an income tax provision for deferred income taxes of Ps. 1,078 million. In 2016 we recorded an income tax provision of Ps. 936 million, which included an income tax provision of Ps. 67 million and an income tax provision for deferred income taxes of Ps. 869 million.

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

Net Income (Loss)

We recorded net income of Ps. 1,895 million in 2017, compared to net income of Ps. 4,365 million in 2016. The decrease in net income for the year 2017 compared to 2016 is mainly as a result of (i) the exchange loss of 654 million in 2017 compared to a foreign exchange gain of 1,775 million in 2016, (ii) in the year 2017 we had Ps. 198 million of interest income net compared to the year 2016 where we had Ps. 140 million of interest income net and (iii) the increase in the provision of income taxes in 2017 of Ps. 1,123 million compared to Ps. 936 million in 2016.

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

Other Expense (Income), Net

We recorded other expense, net, of Ps. 99 million in 2017, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 108 million related to the transportation and other expenses of acquired equipment by the Tlaxcala plant from the Republic plant, (iii) other expense of Ps. 8 million in the land remediation at Pacific Steel and (iv) other income, net, related to other financial operations of Ps. 7 million.

We recorded other expense, net, of Ps. 40 million in 2016, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 35 million related to dismantling machinery and (iii) other expense, net, related to other financial operations of Ps. 15 million.

Interest Income

We recorded an interest income of Ps. 252 million in 2017 compared to Ps. 140 million in 2016.

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

Income Tax

In 2017, we recorded an income tax provision of Ps. 787 million, which included an income tax provision of Ps. 131 million and an income tax provision for deferred income taxes of Ps. 656 million. In 2016, we recorded an income tax provision of Ps. 678 million, which included an income tax provision of Ps. 17 million and an income tax provision for deferred income taxes of Ps. 661 million.

According to the Income Tax Law in Mexico, the tax rate for the year 2017 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 1,098 million in 2017, compared to net income of Ps. 3,485 million in 2016. This decrease is attributable mainly to a foreign exchange loss of Ps. 1,292 million in 2017 compared to Ps. 2,343 million of foreign exchange gain in 2016.

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

Gross Profit (Loss)

Our gross profit was Ps. 557 million in 2017 compared to a Ps. 2,007 million gross profit in 2016. As a percentage of net sales, our gross profit was 7% in 2017, compared to a 21% gross profit in 2016. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw materials as a result of the time lag between the production and sales cycles.

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

Net Income (Loss)

We recorded net income of Ps. 6 million in 2017, compared to a net income of Ps. 2,932 million in 2016. The decrease in our net income in 2017 compared to the net income in 2016 is mainly due to (i) the selling steel prices throughout the year, which impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw materials as a result of the time lag between the production and sales cycles, and (ii) the fact that in 2017 we had other net income of Ps. 106 million, compared to other net income of Ps. 1,482 million in 2016.

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

Cost of Sales

Our cost of sales increased to Ps. 2,840 million in 2017 compared to Ps. 1,719 million in 2016. which increase is mainly attributable to the increase in shipments of finished products of 107,000 tons in 2017 compared to 2016 and a 6.3% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 89% in 2017, compared to 95% in 2016.

Gross Profit

Our gross profit was Ps. 364 million in 2017 compared to Ps. 95 million of gross profit in 2016. This increase is attributable mainly to an increase of 107,000 tons of shipments of finished steel products and an increase of 13.6% in the average price of steel products sold. As a percentage of net sales, our gross profit was 11% in 2017, compared to 5% of gross profit in 2016.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 228 million in 2017 compared to Ps. 77 million in 2016. Operating expenses as a percentage of net sales were 7% in 2017 compared to 4% in 2016. This increase is attributable mainly due to the fact that in 2017 we operated at a production capacity of 61% and in 2016 we operated at a production capacity of 45%.

Depreciation and amortization expenses were Ps. 36 million in 2017 compared to Ps. 3 million in 2016.

Other Expense, Net

We did not record other expense, net, in 2017 or 2016.

Interest Expense

We recorded an interest expense of Ps. 65 million in 2017 compared to Ps. 51 million in 2016.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 2 million in 2017 compared to a foreign exchange gain of Ps. 766 million in 2016. This foreign exchange gain reflected the 17% appreciation of the Brazilian real against the dollar in 2016.

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

Shipments of finished steel products increased 3%, to 2.085 million tons in 2016, compared to 2.026 million tons in 2015. Total sales volume outside of Mexico of finished steel products increased 0.6% to 0.636 million tons in 2016, compared to 0.632 million tons in 2015, while total Mexican sales volume decreased 0.2%, from 1.452 million tons in 2015, compared to 1.449 million tons in 2016. The average price of steel products increased 9% in 2016 compared to 2015.

Cost of Sales

Our cost of sales decreased 1%, from Ps. 23,097 million in 2015 to Ps. 22,776 million in 2016, which decrease is mainly attributable to a 4% decrease in the average cost per ton of steel products sold and the impairment recorded of the coaking coal inventory. Cost of sales as a percentage of net sales was 83% in 2016 and 94% in 2015. We experienced higher cost of sales at our Republic facilities, mainly a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.4 (Ps. 29) per hour in 2016 and U.S.$1.7 (Ps. 35) per hour in 2015, compared to U.S.$61.3 (Ps. 1,267) and U.S.$52.5 (Ps. 1,085) per hour for 2016 and 2015, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit (Loss)

Our gross profit was Ps. 4,740 million in 2016 compared to a Ps. 693 million gross loss in 2015. This gross profit is attributable mainly to an increase of 59 thousand tons of finished steel products shipped, a 9% increase in the average price of steel products sold, a 4% decrease in the average cost per ton of steel products sold and in 2015 we registered the impairment of property, plant and equipment of Ps. 2,072 million (U.S. $130.7 million). As a percentage of net sales, our gross profit was 17% in 2016 and our gross loss was 3% in 2015.

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

Interest Income

We recorded an interest income of Ps. 140 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

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

Income Tax

In 2016 we recorded an income tax provision of Ps. 936 million, which included an income tax provision of Ps. 67 million and an income tax provision for deferred income taxes of Ps. 869 million. In 2015 we recorded an income tax provision of Ps. 771 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 827 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, due to a difference of opinion on the deduction of losses on disposal of treasury bonds of the United States.

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

Net Income (Loss)

We recorded net income of Ps. 4,365 million in 2016, compared to net loss of Ps. 3,261 million in 2015. This income is attributable mainly to (i) an increase of 59,000 tons of shipments of finished steel products, (ii) an increase of 9% in the average price of steel products sold, (iii) the 4% decrease in the average cost per ton of steel products sold and (iv) a foreign exchange gain of Ps. 1,775 million in 2016 compared to Ps. 382 million of foreign exchange loss in 2015.

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

Gross Profit

Our gross profit decreased 29%, to Ps. 2,637 million in 2016 compared to Ps. 3,731 million in 2015. This decrease is attributable mainly to an increase of 18% in the average cost of steel products sold. As a percentage of net sales, our gross profit was 16% in 2016, compared to 25% in 2015.

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

Other Expense (Income), Net

We recorded other expense, net, of Ps. 40 million in 2016, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) other expense of Ps. 35 million related to the dismantling of machinery and (iii) other expense, net, related to other financial operations of Ps. 15 million.

We recorded other income, net, of Ps. 6 million in 2015, reflecting (i) an income of Ps. 4 million related to the sale of scrap and (ii) other income related to other financial operations of Ps. 2 million.

Interest Income

We recorded an interest income of Ps. 140 million in 2016 compared to Ps. 34 million in 2015. This increase is attributable mainly to better interest rates negotiated with financial services institutions.

Interest Expense

We recorded an interest expense of Ps. 15 million in 2016 compared to Ps. 10 million in 2015. This increase was principally due to commissions payable to our financial services providers.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 2,343 million in 2016 compared to an exchange gain of Ps. 840 million in 2015; this foreign exchange reflected the 19.2% depreciation of the peso against the dollar in 2016.

Income Tax

In 2016, we recorded an income tax provision of Ps. 678 million, which included an income tax provision of Ps. 17 million and an income tax provision for deferred income taxes of Ps. 661 million. In 2015 we recorded an income tax provision of Ps. 1,413 million, which included an income tax provision of Ps. 1,598 million and an income tax benefit for deferred income taxes of Ps. 185 million. The income tax of 2015 includes Ps. 1,333 million that was paid by Simec International 6 S.A. de C.V. and Simec International 8 S.A. de C.V. arising from a review by the tax authority initiated in July 2015 to the fiscal year ended December 31, 2010, due to a difference of opinion on the deduction of losses on disposal of treasury bonds of the United States.

According to the Income Tax Law in Mexico, the tax rate for the year 2016 and years thereafter is 30%.

Net Income

We recorded net income of Ps. 3,485 million in 2016, compared to net income of Ps. 2,087 million in 2015. This increase is attributable mainly to (i) an increase of 43,000 tons of shipments of finished steel products, (ii) an increase of 6% in the average price of steel products sold, and (iii) a foreign exchange gain of Ps. 2,343 million in 2016 compared to Ps. 840 million of foreign exchange gain in 2015.

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

Cost of Sales

Our cost of sales decreased 38%, from Ps. 11,829 million in 2015 to Ps. 7,332 million in 2016, which decrease is mainly attributable to a 30% decrease in shipments of finished steel products, a decrease of 11% in the prices of raw materials used for the production of finished products and to the fact that in 2016 Ps. 466 million was charged against the cost of sales as a result of the increase in the value of the coaking coal inventory, compared to Ps. 552 million in 2015. Cost of sales as a percentage of net sales was 79% in 2016, compared to 125% in 2015.

Gross Profit (Loss)

Our gross profit was Ps. 2,007 million in 2016 compared to a Ps. 4,433 million gross loss in 2015. As a percentage of net sales, our gross profit was 21% in 2016, compared to a 47% gross loss in 2015. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw materials as a result of the time lag between the production and sales cycles.

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

Interest Income

We recorded an interest income of Ps. 0 million in 2016 compared to Ps. 0 million in 2015.

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

As of the date of this report, management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$32.7 million (Ps. 643 million) as of December 31, 2018, pertaining to the Lorain, Ohio, facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2018, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2017 and 2018 there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2017 and 2018, there was no impairment charge related to the San Luis facilities.

As of December 31, 2018, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 14.5%; and

●	sales: we estimate an increase in sales volume of approximately 13% in 2019, mainly attributable to the increase in volume due to the start of production of the new industrial wire product line. After 2020, no sales increases in volume terms are considered in the valuation model. For the year 2019 we estimate a decrease in sales prices of 9.6% and for the years after 2020, only an increase in sales prices in line with estimated inflation.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of which are not yet effective:

IFRS to be effective from 2019:

●	IFRS 16, Leases;
●	Amendment to IAS 28, regarding long-term interests in associates and joint ventures;
●	Amendment to IAS 3, Business Combinations;
●	Amendment to IAS 11, Joint Arrangements;
●	Amendment to IAS 12, Income Taxes;
●	Amendment to IAS 23, Borrowing Costs;
●	Interpretation IFRIC 23, to clarify the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value and
●	Amendment to IAS 19, Employee Benefits

IFRS to be effective from 2020:

●	Amendment to IAS 3, Business Combinations and
●	Amendments to IAS 1, Presentation of Financial Statements and to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

B.	Liquidity and Capital Resources

On December 31, 2018, our total consolidated debt was Ps. 5.936 million (U.S.$302,000) of 8 7/8% medium-term notes (“MTNs”) due 1998 which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2018, the credits to Industrias CH and its subsidiaries and affiliates were liquidated and as of December 31, 2017, Republic had Ps. 985 million (comprised of U.S.$38 million and Ps. 227 million, including interest), respectively, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately Ps. 2,421 million (U.S.$214 million). As of December 31, 2013 we had cash and cash equivalents of Ps. 6,985 million, as of December 31, 2014 we had cash and cash equivalents of Ps. 7,003 million, as of December 31, 2015 we had cash and cash equivalents of Ps. 6,224 million, as of December 31, 2016 we had cash and cash equivalents of Ps. 7,536 million, as of December 31, 2017 we had cash and cash equivalents of Ps. 7,204 million and as of December 31, 2018 we had cash and cash equivalents of Ps. 6,987 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2016, 2017 and 2018:

Principal Cash Flows

	Years ended December 31,
	2016	2017	2018
Funds provided by operating activities	5,705	3,184	3,224
Funds used in investing activities	(5,442)	(3,118)	(820)
Funds used in financing activities	898	(374)	(2,641)

Our net funds provided by operations were Ps. 3,224 million in 2018 compared to Ps. 3,184 million of net funds provided by operations in 2017. The increase of Ps. 40 million in the net funds provided by operations between 2018 and 2017 originated mainly from the higher net income for the year 2018. Our net funds provided by operations were Ps. 3,184 million in 2017 compared to Ps. 5,705 million of net funds provided by operations in 2016. The decrease of Ps. 2,522 million in the net funds provided by operations between 2017 and 2016 originated mainly from the lower net income for the year 2017.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 820 million in 2018 compared to Ps. 3,118 million in 2017. In 2018 the acquisition of property, plant and equipment was Ps. 1,994, we received payments for loans granted to related parties for Ps. 1,939, we made partial payments for the acquisition of two plants in Brazil for Ps. 639 million, we granted loans to related parties for Ps. 477 and other non-current assets provided for Ps. 351 million. Our net funds used in investing activities were Ps. 3,118 million in 2017 compared to Ps. 5,442 million in 2016 our acquisition of property, plant and equipment was Ps. 3,100 million. We created loans to related parties for Ps. 2,277 million and other non-current assets were used for Ps. 65 million. In addition, in 2017 we also recovered temporary investments of Ps. 339 million.

Our net funds used by financing activities in 2018 were Ps. 2,641 million, compared to Ps. 374 million used by financing activities in 2017. In 2018, there was an increase of Ps. 1,640 million in the buy-back of our own shares, we made the payment of our debt with Industrias CH and some of its subsidiaries for Ps. 985 million and we paid interest for Ps. 16 million. Our net funds used by financing activities in 2017 were Ps. 374 million, compared to Ps. 898 million provided by financing activities in 2016. In 2017, there was a decrease of Ps. 279 million in the buy-back of our own shares compared to Ps. 40 million used in loans to related parties and there was an increase of Ps. 938 million in the buy-back of our own shares in 2016.

As of December 31, 2018, we have the following commitments for capital expenditures:

In January 2013, the Company entered into a 15 year product supply agreement with Air Products and Chemicals, Inc. The agreement required Air Products and Chemicals to construct and install a plant for the production of oxygen, nitrogen and argon gas on the premises of the Lorain, Ohio facility. In August of 2016, the Company entered into an agreement with Air Products and Chemicals, Inc. whereby the plant was purchased for U.S.$30 million (Ps. 592 million) and the supply agreement cancelled in its entirety. The purchase price is repayable over 6 years in equal monthly installments of U.S.$0.4 million (Ps. 7.9 million) after an initial payment of U.S.$1.2 million (Ps. 23 million) and carries no interest cost. Obligations are secured by certain physical assets (operating, manufacturing, and storage equipment, buildings and machinery) at the Company’s Canton facility.

In December 2017, the Company entered into a contract with the supplier COMERC, LTDA, for an amount of U.S.$5.2 million (Ps. 103 million) for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio of Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$ 6.1 million (Ps. 120 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2019.

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

C.	Research and Development, Patents and Licenses

The San Luis facilities are registered with the Mexican Institute of Industrial Property (“IMPI”) for the trademarks “SAN” and “Aceros San Luis.” The trademark “Grupo Simec” is registered with the IMPI. On October 11, 2017, Simec International 6, S.A. de C.V., concluded the registration of the patent “Fabricación de Aceros de Mecanizado Fácil con Plomo en la Máquina de Colada Continua” (Manufacture of Easy Machining Steels with Lead in Continuous Casting Machine) in the IMPI.

D.	Trend Information

In the first quarter of 2019, net sales increased 8% compared to the fourth quarter of 2018. Sales in tons of finished steel increased 1% in the first quarter of 2019 compared to the fourth quarter of 2018. Prices of finished products sold in the first quarter of 2019 increased approximately 6.9% compared to the fourth quarter of 2018.

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward Looking Statements.” See also Item 5.A “Operating and Financial Review and Prospects—Overview of Operating Results.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2018:

Maturity
	Less than 1 year	1– 3 years	4– 5 years	In excess of 5 years	Total
(millions of pesos)
Short-term debt obligations	6	—	—	—	6
Long-term contractual obligations (see paragraph below)	1	1	—	—	2
Total	7	1	—	—	8

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2020. During 2018 and 2017, the expenses for operating leases were Ps. 13.4 million (U.S.$0.7 million) and Ps. 9.5 million (U.S.$0.5 million), respectively. As of December 31, 2018, total future minimum lease payments under non-cancelable operating leases are Ps. 0.6 million (U.S.$0.03 million) in 2019 and Ps. 0.1 million (U.S.$0.006 million in 2020. At December 31, 2018 there are no additional obligations after 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expired on May 31, 2018. Republic recognized income of Ps. 53.9 million (U.S.$2.8 million) and of Ps. 19 million (U.S.$ 1 million) from this agreement in 2018 and in 2017, respectively.

In December 2017, the Company entered into a contract with the supplier COMERC, LTDA. for an amount of Ps. 102.6 million (U.S.$ 5.2 million) for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA. All monthly payments due 6 days after the closing date of the month. The contract ended in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$ 6.1 million (Ps. 120 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2019.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of Ps. 124.3 million (U.S.$ 6.3 million) for the purchase of 10,000 MWH of energy per month from its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, beginning the supply in 2019. All payments due monthly six days after the closing date of the month. The contract ends in February 2020.

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

The current members of our board of directors were nominated and elected to such position at the 2019 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

The following table sets forth the names of the members of our board of directors and the year of their initial appointment:

Name	Director Since
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Luis García Limón	2011
Rodolfo García Gómez de Parada	2001
Alfonso Barragán Galindo	2019

Biographical Information of our Board of Directors

Alfonso Barragán Galindo. Mr. Barragán was born in 1953. He is an independent director for purposes of Mexican law and has been appointed to our board of directors and the Audit Committee in 2019. Mr. Barragán is a labor lawyer and since 1978 has worked at La Comer, a group of self-service stores for which he is the Director of the Legal Department since 2016.

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001 and is an independent director for purposes of Mexican law. He has been the tax advisor of Industrias CH since 1991 and also serves as member of the board of directors of a group of retail stores since 1990.

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

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing, aluminum and other industrial storage.

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

Role of Mr. Sergio Vigil González:

Mr. Sergio Vigil González is the chief executive officer of Industrias CH, which together with its wholly-owned subsidiaries, currently hold approximately 84% of our series B shares. Mr. Vigil also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company and he has been formally authorized by our board of directors as a signatory of the Company. For example, in May 2018, Mr. Sergio Vigil executed contracts on behalf of the Company with respect to the acquisition and lease transfer of two plants in Brazil from Arcelor Mittal Brasil, S.A. Mr. Vigil does not receive any compensation for his role. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

The business address of our directors and executive officers is our principal executive headquarters.

B.	Compensation

For the years ended December 31, 2018, 2017 and 2016, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 90.6 million and Ps. 82.4 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C.	Board Practices

None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 22, 2019, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.”

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

Our audit and corporate practices committee met at least quarterly in 2018.

D.	Employees

As of December 31, 2018, we had 4,685 employees (2,765 were employed at our Mexico facilities, of whom 1,215 were unionized, 965 were employed at Republic facilities, of whom 783 were unionized and 955 were employed at our Brazil plant, of whom 878 were unionized) compared to 3,767 employees as of December 31, 2017 (2,552 were employed at our Mexico facilities, of whom 1,131 were unionized, 892 were employed at Republic facilities, of whom 737 were unionized and 323 were employed at our Brazil plant, of whom 249 were unionized) compared to 3,973 employees as of December 31, 2016, (2,616 were employed at our Mexico facilities, of whom 1,189 were unionized, 1,087 were employed at Republic facilities, of whom 927 were unionized and 270 were employed at our Brazil plant, of whom 198 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Salaries and benefits of our Mexican unionized employees are determined annually and biannually, respectively, through collective bargaining agreements. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 18, 2020.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2020.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2020.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on January 31, 2020.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2020; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2020.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Benefit plans to employees with Republic are described below.

Collective Bargaining Agreements

As of December 31, 2018, 81% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW) that expires on August 15, 2019.  The agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The extended agreement provides that the Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 51 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees.

For the Mexican operations, approximately 44% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 92% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2019 (plant in Pindamonhangaba) and Sindicato dos Trabalhadores nas Industrias Metalúrgicas, Mecânicas, de Material Elétrico e Eletrônico do Estado do Espirito Santo (plant in Cariacica), which expires on September 30, 2019.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2018 and 2017, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2018	2017	FIP/RP Status Pending/ Implemented(b)	2018	2017	2018	2017	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$2,366	$2,467	No	No	August 15, 2019

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2018 and 2017 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 million (Ps. 5 million) million per quarter, effective August 16, 2016. For the years ended December 31, 2018 and 2017, the company recorded expenses of Ps. 19.2 million (U.S.$1 million) and Ps. 19 million (U.S.$1 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 69.2 million (U.S.$3.6 million) and Ps. 66 million (U.S.$3.5 million) for the years ended December 31, 2018 and 2017, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2018 and 2017, the company recorded expense of Ps. 19.2 million (U.S.$1 million) and Ps. 15.1 million (U.S.$0.8 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million (Ps. 1,033 million) multiplied by 2.5%, U.S.$50.0 million (Ps. 1,033 million) to U,S.$100.0 million (Ps. 2,066 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 2,066 million) multiplied by 3.5%, less the previous payouts during the year. An expense of Ps. 1.9 million (U.S. $0.1 million) was recorded during 2018 and no expense was recorded during 2017.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2012, the profit sharing plan was based upon achieving target Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) amounts, as these are defined within the plan. During 2018 and 2017, the profit sharing plan was based upon achieving certain inventory and shipment targets. During the years ended December 31, 2018 and 2017, Republic paid Ps. 15.4 million (U.S.$0.8 million) and Ps.17 million (U.S.$0.9 million), respectively, to employees covered by the profit sharing plans.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At March 31, 2019, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of the shares of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2019, we had 465,766,156 shares of series B common stock outstanding. Based on information available to us, we believe that our officers and directors own no series B shares. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 84% of our series B shares. At March 31, 2019, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of March 31, 2019.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Vigon Control, S.R.L. de C.V.(2)	31,048,736	6.2%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	47,079,407	9.5%
Treasury Shares	31,943,058	6.4%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family.

At March 31, 2019, 465,766,156 series B common shares were held in Mexico by approximately 102 shareholders who were record holders in Mexico and 13 were ADS record holders in the United States. The ADS represent 2,249,058 common shares.

B.	Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, or are under common control, directly or indirectly, by our controlling shareholder, Industrias CH, S.A.B. de C.V., or its affiliates and/or the Vigil family. These transactions were made on terms that we believe were not less favorable than those obtainable on an arm’s length basis. See Note 18 to our consolidated financial statements included herein for additional information.

Loans to Related Parties

Our related party transactions include loans made to the following related parties: Perfiles Comerciales Sigosa, S.A. de C.V. (“Sigosa”), Industrias CH, S.A.B. de C.V. (“Industrias CH”), Proyectos Comerciales el Ninzi, S.A. de C.V. (“Ninzi”), Operadora Compañía Mexicana de Tubos S.A de C.V., Compañía Manufacturera de Tubos, S.A. de C.V. and Compañía Laminadora Vista Hermosa, S.A. de C.V.

Sigosa Loan

In 2016, we entered into a loan arrangement with Sigosa, a subsidiary of Industrias CH. The purpose of the loan was to provide funding in connection with a strategic joint venture in the seam-welded tube business line between Tuberias Procarsa, S.A. de C.V. (“Procarsa”), a subsidiary of Industrias CH, and Quality Tube, S.A. de C.V. The funding was provided to Procarsa through a series of intercompany loans amongst subsidiaries of Industrias CH. The loan to Sigosa was memorialized under a current account agreement, dated as of November 30, 2016. The current account agreement provided that the term of the loan was indefinite, but could be terminated by either party upon 30 day’s written notice. In addition, the current account agreement provided that amounts advanced under the agreement would bear interest at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%, and that interest will accrue and be payable upon the final repayment and termination of the loan.

As of December 31, 2016, the total amount advanced under the Sigosa current account agreement was U.S. $32.9 million. In January 2017, the debt was converted into Mexican pesos at the exchange rate of Ps. 21.9076 for $1.00 USD, resulting in an outstanding balance of Ps. 721.4 million. As of December 31, 2017, the outstanding balance was Ps. 806.4 million, consisting of outstanding principal of Ps. 721.4, and accrued interest of Ps. 85.0 million (consisting of accrued interest of Ps. 24.6 million in 2016 and Ps. 60.4 million in 2017). As of December 31, 2018, the outstanding balance of the loan was Ps. 579.0 million, resulting from payments in the amount of Ps. 297.0 million during 2018, plus an adjustment of Ps. 4.0 million related to the conversion from U.S. dollars to pesos, plus accrued interest in 2018 of Ps. 65.6 million. In the event that Sigosa fails to repay the outstanding balance, it will be paid by Industrias CH.

Ninzi Loan

In August 2016, we entered into a loan arrangement with Proyectos Comerciales el Ninzi, S.A. de C.V., a subsidiary of Controladora VG, S.A. de C.V. (“CVG”) and an affiliate of the Company. CVG is a holding company that is 100% owned by the members of the Vigil family, and is controlled by Mr. Rufino Vigil, chairman of our board of directors. In 2016, we advanced net proceeds of Ps. 1,549.4 million to Ninzi to facilitate the acquisition of companies engaged in the seam-welded tube business line. As of December 31, 2016, the outstanding balance of the loan was Ps. 1,571.0 million, which included Ps. 18.9 million of accrued interest and Ps. 2.8 million of value added tax. As of December 31, 2017, the outstanding balance of the loan was Ps. 1,695.9 million, which included Ps. 124.9 million of accrued interest. As of December 31, 2018, the balance of the outstanding loan was Ps. 376.8 million, as a result of Ps. 1,455.1 million in loan payments made by Ninzi to the Company, offset by accrued interest of Ps. 136.0 million. Interest on this loan is charged at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%, and will accrue and become payable upon the final repayment and termination of the loan. While certain negotiations and due diligence of acquisitions were ongoing, Ninzi used the loan proceeds to purchase an aggregate amount of 29,007,216 shares of series B common stock in the Mexican open market. See “Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” herein for further discussion. The value of the shares purchased by Ninzi increased, resulting in an unrealized gain of Ps. 125.3 million. After adding interest and taxes payable, Ninzi paid the Company Ps. 165.1 million in 2018 to provide us with the benefit of the unrealized gain. As of December 31, 2018, Ninzi did not own any series B common shares of the Company. In the event that Ninzi fails to repay the outstanding balance, it will be paid by either CVG or Mr. Rufino Vigil.

Other Loans to Related Parties

In 2017, we made two loans to Industrias CH. The first loan was for U.S. $21.4 million, and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million, and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. In 2018, we made two additional loans to Industrias CH. The first loan was for U.S. $25.4 million, and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 186.7 million, and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans.

In 2018, the Company entered into a loan agreement with Operadora Compañía Mexicana de Tubos S.A de C.V. for U.S. $1.9 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in full in May 2019.

In 2018, the Company entered into a loan agreement with Compañía Manufacturera de Tubos, S.A. de C.V. for U.S. $2.2 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in full in May 2019.

In 2018, the Company entered into a loan agreement with Compañía Laminadora Vista Hermosa, S.A. of C.V. for U.S. $9.3 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in in full in May 2019.

Loans from Related Parties

We have also received loans from related parties for the purpose of financing acquisitions, debt redemptions, and bank loan amortization and interest payments. These related party transactions include loans received from the following related parties: Industrias CH, S.A.B. de C.V., Tuberias Procarsa, S.A. de C.V., Procarsa Tube and Pipe Co. and Pytsa Industrial de México, S.A. de C.V. These loans were primarily received in U.S. dollars, in an aggregate amount of approximately U.S. $50.0 million. The term of the loans was indefinite and they all accrued interest at a rate of 0.25% per annum. As of December 31, 2017, the outstanding balances of the loans (translated to pesos) were as follows: Industrias CH, S.A.B. de C.V. in the amount of Ps. 226.8 million, Tuberias Procarsa, S.A. de C.V. in the amount of Ps. 591.8 million, Procarsa Tube and Pipe Co. in the amount of Ps. 59.6 million and Pytsa Industrial de México, S.A. de C.V. in the amount of Ps. 102.6 million. As of December 31, 2018, all outstanding loan balances and accrued interest were paid in full, and we had no outstanding loans from related parties.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2016, 2017 and 2018 such purchases totaled Ps. 324 million, Ps. 52 million and Ps. 373 million, respectively. In addition, in 2016, 2017 and 2018 we sold Ps. 5 million, Ps. 4 million and Ps. 20 million of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arms-length basis.

As of December 31, 2018, we have accounts receivable corresponding to the following related parties: Industrias CH, S.A.B. de C.V. in the amount of Ps. 648.3. million, Operadora Construalco, S.A. de C.V. in the amount of Ps. 548,000, Operadora Industrial de Herramientas, S.A. de C.V. in the amount of Ps. 912,000, Joist del Golfo, S.A. de C.V. in the amount of Ps. 6.5 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 360,000, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 1.6 million, and other related parties in the amount of Ps. 5.8 million. The account receivable with Industrias CH, S.A.B. de C.V. corresponds to ISR (Impuesto sobre la renta, or income taxes) balances recoverable from certain subsidiaries that until 2013 were consolidated for tax purposes. The other receivable balances correspond to sales of finished products.

As of December 31, 2018, we have accounts payable corresponding to the purchase of finished products from the following related parties: Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps. 1.9 million, Industrias CH in the amount of Ps. 205.9 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 112.6 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 5.2 million, Tuberías Procarsa, S.A. de C.V. in the amount of Ps. 1.9 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 6.2 million, and other related parties in the amount of Ps. 924.000.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements are indefinite. We make payments to Industrias CH on a monthly basis. Under the service agreement, in 2016, 2017 and 2018 we paid Ps. 24 million, Ps. 26 million and Ps. 23 million, respectively, to Industrias CH. In August 2016, we entered into a service agreement with Proyectos Comerciales el Ninzi, S.A. de C.V, pursuant to which we provided due diligence services to Ninzi related to potential acquisitions, at no cost to Ninzi.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

On January 19, 2017, we received a letter issued by the General Director of Crimes and Sanctions of the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission) (the “CNBV”), notifying us that certain actions in connection with the repurchase of our own shares could be contrary to the provisions of the Ley del Mercado de Valores (Securities Market Law) (the “LMV”). In December 2017, the General Direction of Crimes and Sanctions of the CNBV fined the Company with the amount of Ps. 545,000. Grupo Simec appealed for reconsideration before the CNBV itself, which was favorable to Grupo Simec in 2018, and the fine was left without effect.

During 2018, the Company and certain of its subsidiaries were subject to audits by the Mexican tax authorities for the years 2013 to 2017, resulting in a demand by such tax authorities of a further payment of approximately Ps. 5,900 million. We are contesting such additional amounts in the Mexican courts, and to the date of this report the payment of these additional amounts has not been enforced.

The tax authorities in Mexico have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, interest and fines.

United States and Canada

On February 13, 2017, the Securities and Exchange Commission (the “SEC”) notified us that the SEC was conducting an informal, and non-public, inquiry into the Company in connection with our internal controls. After cooperating with the SEC, we settled certain internal controls charges with the SEC on January 29, 2019. We agreed to retain an independent consultant to remediate our material weaknesses and to pay a civil monetary penalty in the amount of US$200,000.

In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of U.S.$2.4 million (Ps. 47.4 million) (including interest of $0.4 million, Ps. 7.9 million) was issued against Republic on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, appealing the assessment with the Ohio Board of Tax Appeals. The Company's position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers. Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain.  Accordingly, the Company has not recorded an expense in fiscal 2018 or 2017 recognizing the assessment or any estimated settlement amount.

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

On June 6, 2010 the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH was satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties upon PS as a result of such infractions. As of December 31, 2018, PS is awaiting a final decision from DTSC.

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw soil for final disposal in a secure landfill based in Nuevo León, once the metal content was separated, which metal content is used as raw material in the smelting process.

The disposition of a stack estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) was also considered for shipment to Mexico. The process began in early 2013, but to date they have not granted permits.

Therefore, on April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received pursuant to which PS was required, in the absence of obtaining permission from the Mexican authorities, to present a program for transporting the pile of contaminated soil classified as RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This letter warned that PS must ship the stack no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

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

 On January 5, 2016, the Attorney General and PS filed a "final judgment and order on consent" or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay US$ 138,000 as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2018.

●	PS agreed to remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the RCRA stack, exceed the limits set by the State of California. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Agreement was extended in August 10, 2018, for an additional period of two years, effective December 2018 and ending August 10, 2020.

●	PS shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising therefrom, which were entered in the same court in 2004. PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2018, it is not yet clear what the appropriate remedy will be, when the CMS will be completed, how long remediation will take, and how much it will cost.

Environmental Liabilities

As is the case with most steel producers in the United States, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2018 and 2017, we had a reserve to cover probable environmental liabilities totaling Ps. 51.1 million (U.S.$2.6 million) and Ps. 53.3 million (U.S.$2.7 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2018, the current and non-current portions, Ps. 19.7 million (U.S.$1 million) and Ps. 31.5 million (U.S.$1.6 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the company’s facilities and future changes in applicable laws and regulations may require the company to incur significant costs that may have a material adverse effect on the company’s future financial performance.

Brasil

On September 5, 2017, Grupo Simec and GV do Brasil were notified of an arbitration procedure brought by SMS Concast before the International Court of Arbitration (ICC), in which the payment of US$1.4 million is requested (Ps.27.6 million), plus additional expenses, for additional costs incurred in the construction and assembly of the steel plant area in Brazil. On November 6, 2017, the Company filed a response, suing SMS Concast for various items that amount to US$5 million (approximately Ps. 98.3 million) approximately. The panel of arbitrators is already constituted and the resolution of the matter is in process.

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

Share Price Information

The following table sets forth for the periods indicated the high and low share prices expressed in historical pesos of our series B shares on the Mexican Stock Exchange, and the high and low sales price expressed in U.S. dollars of the ADSs on the New York Stock Exchange

Mexican Stock Exchange	New York Stock Exchange

	High	Low	High	Low
2014	66.99	42.13	15.17	8.50
2015	50.63	35.21	9.98	6.15
2016	101.29	35.65	15.20	5.93
2017	99.99	58.65	14.76	8.97
2018	68.60	53.20	10.90	8.07

2016
First Quarter	47.50	35.65	8.23	5.93
Second Quarter	59.50(1)	45.90(1)	10.26	6.97
Third Quarter	62.68(1)	45.12(1)	9.62	6.53
Fourth Quarter	101.29	58.50	15.20	9.06

2017
First Quarter	99.99	79.28	14.76	12.42
Second Quarter	82.00	58.65	13.02	9.71
Third Quarter	69.69	59.00	11.74	9.95
Fourth Quarter	65.50	59.25	10.72	8.97

2018
First Quarter	68.60	56.16	10.77	9.10
Second Quarter	64.95	56.00	10.90	8.26
Third Quarter	62.80	53.20	10.21	8.20
Fourth Quarter	65.30	59.03	9.84	8.07

2019
First Quarter	64.48	54.05	10.64	8.21
Second Quarter	60.97	49.34	9.44	7.36
Third Quarter (through July 29)	55.70	51.12	8.65	8.06

2019
January	64.48	58.99	10.64	9.36
February	61.38	57.95	9.73	9.07

March	59.99	54.05	9.23	8.21
April	59.97	55.99	9.34	8.64
May	60.97	50.52	9.44	7.77
June	54.30	49.34	8.44	7.36
July (through July 29)	55.70	51.12	8.65	8.06

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), located in Mexico City, has been operating continuously since 1907, and is organized as a publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable). Securities trading on the Mexican Stock Exchange typically occurs each business day from 8:30 a.m. to 3:00 p.m., Mexico City time.

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

The Mexican Stock Exchange may reinstate trading in suspended shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer has adequately explained the reasons for the changes in supply and demand, volume traded, or prevailing share price. Under current regulations, the Mexican Stock Exchange may consider the measures adopted by the other stock exchanges in order to suspend and/or resume trading in an issuer’s shares in cases where the relevant securities are simultaneously traded on a stock exchange outside of Mexico.

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

As of 2018, a second stock exchange in Mexico started operations, the Bolsa Institucional de Valores, S.A. de C.V. (BIVA).

Item	10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our principal objects and purposes, as expressed in the Second Clause of our by-laws, are to engage in the control of companies dedicated to the manufacture, processing and distribution of diversified special bar quality (“SBQ”) steel and structural products.

The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care, which generally requires that directors: (i) obtain the information reasonably necessary to make decisions; (ii) request from officers and auditors information that is relevant to a decision to be made; (iii) postpone board of directors meetings when a director is not present, has not arrived on time or has not been provided with the same information as other directors; (iv) deliberate and vote, including if requested with the presence only of the other directors and the secretary of the board. Directors will breached their duty of care and be subject to liability when damage is caused to the issuer by any of the following: (i) failure to attend board, shareholders’ or committee meetings, which failure prevents such meeting from being duly held; (ii) failure to reveal relevant information to the board of directors or to an applicable committee, subject to legal or contractual limitations on disclosure of such information; or (iii) failure to comply with the duties imposed by the Mexican Securities Market Law or the issuer’s by-laws. Failure of directors to act with due care makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, which may be limited in the company’s by-laws or by resolution of the shareholders’ meeting, except in the case of willful misconduct or illegal acts. Liability for breach of the duty of care may also be covered by indemnification provisions and director and executive officer insurance policies.

The duty of loyalty primarily consists of maintaining the confidentiality of information received in connection with the performance of the director’s duties, and abstaining from discussing or voting on matters where the director has a conflict of interest. Directors will have breached their duty of loyalty in the following cases: (i) if without justification they utilize their position to gain benefits for themselves or third parties, including an individual shareholder or group of shareholders; (ii) if they vote on or participate in deliberations concerning an issue on which they have a conflict of interest; (iii) if they do not reveal the conflicts of interests they have; (iv) if they deliberately favor an individual shareholder or group of shareholders to the detriment of others; (v) if they approve related party transactions without observing the related guidelines under the Mexican Securities Market Law; (vi) if they utilize property of the issuer for their own benefit or that of third parties in contravention of relevant policies; (vii) if they make undue use of privileged information; or (viii) if, for themselves or third parties, they take advantage of a corporate opportunity. A violation of the duty of loyalty makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, and in every case require removal from their positions. Unlike the duty of care, liability for breach of the duty of loyalty may not be limited by the company’s by-laws, by resolution of the shareholders’ meeting or otherwise, nor may indemnification provisions or insurance policies cover such liability.

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

Voting Rights and Shareholders’ Meetings

Each series B share entitles its holder to one vote at any meeting of our shareholders. Each series L share would entitle its holder to one vote at any meeting at which holders of series L shares are entitled to vote. Holders of series L shares would be entitled to vote only on the following matters:

●	our transformation from one type of corporation to another;

●	to elect one member of our board of directors pursuant to the provisions of our by-laws and the Securities Market Law;

●	any merger or corporate spin-off in which we are not the surviving entity;

●	our dissolution or liquidation;

●	cancellation of the registration of our shares with the National Registry of Securities; and

●	any action that would prejudice the rights of holders of series L shares and not prejudice the other classes of shares similarly. A resolution on any such action requires the affirmative vote of a majority of all outstanding series L shares.

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

Quorum

Ordinary meetings are regarded as legally convened pursuant to a first call when shares representing more than 50% of our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting. Any number of shares represented at an ordinary meeting of shareholders convened pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened pursuant to a second or subsequent call are valid when a majority of the shares present at the meeting approves them.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when shares representing at least 75% of our capital are present or duly represented, and extraordinary shareholders’ meetings convened pursuant to a second or subsequent call are regarded as legally convened when shares representing 50% of our capital are present or duly represented. Resolutions at extraordinary meetings of shareholders are valid when approved by 50% of our outstanding shares. Special meetings of holders of series L shares are governed by the same rules applicable to extraordinary general meeting of holders of series B shares. The quorum for an extraordinary general meeting at which holders of series L shares may not vote is 75% of the series B shares, and the quorum for an extraordinary general meeting at which holders of L shares are entitled to vote is 75% of the outstanding capital stock. Whether on first, second or subsequent call, actions at an extraordinary general meeting generally may be taken by a majority vote of the series B shares outstanding and, on matters which holders of series L shares are entitled to vote, a majority vote of all the outstanding capital stock.

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares of Ps. 1,000 million was approved and the total reserve at December 31, 2017, amounts to Ps. 2,000 million. In our Ordinary Shareholders

Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2015, we had 11,466,445 treasury shares. In the year 2015 we registered a loss of Ps. 76.3 million in the repurchase of shares. In 2016, we repurchased 36,317,389 shares, and we resold 47,660,950. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares. In 2017, we repurchased 5,143,680 shares, and we resold 1,604,000. At December 31, 2017, we had 3,662,564 treasury shares. In the year 2017 we registered a loss of Ps. 22.8 million in the repurchase of shares. In 2018, we repurchased 27,553,643 shares, and we resold 150,000. At December 31, 2018, we had 31,066,207 treasury shares. In the year 2018 we registered a loss of Ps. 4.2 million in the repurchase of shares.

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

Foreign Investment. Ownership by foreign investors of shares of Mexican corporations in certain economic sectors is regulated by the Foreign Investment Law and the regulations thereunder. The Ministry of the Economy and the National Commission on Foreign Investment are responsible for the administration of the Foreign Investment Law and Regulations.

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

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

●	prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 84% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

●	at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders’ meeting by at least 66.67% of the voting stock which is not owned by the interested shareholder.

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

Calling of Special Shareholders’ Meetings

Under Mexican law and our by-laws, the board of directors, the chairman of the board of directors or the chairman of the Audit Committee may call a shareholders’ meeting. Any shareholder or group of shareholders with voting rights representing at least 10% of our capital stock may request that the chairman of the board of directors or the Audit Committee call a shareholders’ meeting to discuss the matters indicated in the written request. If the chairman of the board of directors or the chairman of the Audit Committee fail to call a meeting within 15 calendar days following date of the written request, the shareholder or group of shareholders may request that a competent court call the meeting. A single shareholder may call a shareholders’ meeting if no meeting has been held for two consecutive years or if matters to be dealt with at an ordinary shareholders’ meeting have not been considered.

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

An individual is a resident of Mexico for tax purposes if he established his residence in Mexico. When the individual in question has a residence in another country, the individual will be deemed a resident in Mexico if his “center of vital interests” is located in Mexico. This will be deemed to occur if (i) more than 50% of the aggregate income realized by such individual in the calendar year is from a Mexican source or (ii) the principal center of his professional activities is located in Mexico.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2018. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2018, or at the rate mentioned above, as the case may be.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2018 of gains realized from the disposition.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2016, 2017 and 2018 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 7.7% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2018 and 2017 we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2018 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than US$1 million as of December 31, 2018. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 10% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.6 million (U.S.$0.03 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2018 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2019. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

12.D.4 Direct And Indirect Payments By The Depositary

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2018, 2017 or 2016.

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

Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were not effective, in light of the material weaknesses in our internal control over financial reporting discussed below.

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

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Marcelo de los Santos, S.C., a practice member of Moore Stephens International Limited, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in Internal Control – Integrated Framework. Based on its assessment and those criteria, our management identified the following material weaknesses in our internal control over financial reporting, and therefore determined that our internal controls over financing reporting were not effective at December 31, 2018.

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

Fiscal Year Ended December 31, 2018. In our assessment of our internal controls over financial reporting for the year ended December 31, 2018, the following material weaknesses were identified:

•	Transactions with related parties:
o	Lack of evidence of how transactions with third parties are documented and authorized.
o	Lack of policy regulating the way in which transactions with third parties should be documented and authorized.
•	Information Technology Systems:
o	Lack of backup-generation controls for computer equipment that contains key company information.
o	Insufficient Information Technology infrastructure to support the Company’s growth when required.

C.    Attestation Report of the Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo Simec, S.A.B. de C.V. (the Company´s) internal control financial reporting as of December 31, 2018, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control- Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company´s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management´s assessment.

1.	The Company maintains insufficient controls in regards to transactions with related parties. The Company did not perform timely reconciliations of inter-company balances, and had insufficient controls over the preparation and maintenance of documents supporting the terms, authorization, or nature of such balances. The Company also failed to properly record interest in regards to such loans in the proper period, and was unable to distinguish between advances to related parties and trade payables/receivables arising in the ordinary course of business.
2.	The Company maintained insufficient controls in regards to the information technology (IT) environment.

a.	There is no documented management risk assessment framework on the effects of IT which would allow the group to determine the key controls for critical processes.
b.	The Company had updated IT policies and procedures during 2018 which remained unapproved.
c.	There is no process to verify that the computer accounts of former employees have been properly closed and that new accounts have appropriate rights in detail of their access.
d.	The Company lacks a disaster recovery plan, there is no a documented plan regarding continuity of business operations (Business Continuity Plan), and documented back-up plans are not sufficient.
e.	There is a need for an IT infrastructure that guarantees safer conditions to avoid loss of information on the company's servers.

These material weakness or combination of deficiencies was considered in determining the nature, timing, and extent of the audit test applied in our audit of the 2018 financial statements, and this report does not affect our report dated July 30, 2019, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets as of December 31, 2018 and 2017 and the related statements of income, comprehensive income, stockholders ‘equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and our report dated July 30, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Managements Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion of the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange omission and the PCAOB.

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

Marcelo de los Santos y Cía., S.C.
Member of Moore Stephens International Limited

s/ Marcelo de los Santos Anaya
Marcelo de los Santos Anaya

San Luis Potosí, S.L.P., México, July 30, 2019

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

Fiscal Year Ended December 31, 2018

Management’s Annual Report on Internal Control over Financial Reporting

As part of its commitment to comply with the Sarbanes-Oxley Act and the correct administration of risks and controls within the Company's operations, Grupo Simec has assembled a complete internal audit team.

In addition, Grupo Simec contracted Mazars, a consulting firm, to advise on the remediation of the material weaknesses included in its past annual reports on Form 20-F, to aid in the execution and implementation of controls and continue aligning the internal control system of the Company with the COSO 2013 framework.

We have performed actions to improve the internal controls at all levels of the organization, including at the top level, and performed remediation actions such as the establishment of the whistleblower hotline and the update and distribution of our code of ethics.

From the local plant director and local finance director of each plant to the corporate CEO and CFO, all have been trained in the different aspects of our control environment and the administration of the risks and controls of our key financial processes.

Status of Remediation Plans

Our internal audit team, with the validation of the Audit Committee, the CEO and the CFO, developed a program of remediation plans to resolve the material weaknesses detected in the internal control system for the entire company.

The process leaders of each plant, supported with the advice of the internal audit team and Mazars, implemented the remediation plans in order to resolve the material weaknesses reported in our annual reports on Form 20-F for the years ended on December 31, 2015, December 31, 2016, and December 31, 2017, as well as the findings identified in the assessment on internal controls over financial information as of December 31, 2018.

Remediation Actions related to Corporate Governance

•	Remediation of the control environment with the first and second level executives of all the plants, including the standards, processes and structures in the Board of Directors and senior management, in order to align with the first five principles of COSO 2013.
•	Training the audit team and Audit Committee on the COSO 2013 internal control framework and Sarbanes-Oxley Act. Developing a training program in each plant and distributing the Code Of Ethics and ensuring its correct understanding throughout the organization.
•	The firm Resguarda was hired to implement a whistleblower hotline and disseminate it to all plants.
•	The results of Internal audit findings were formalized and consolidated in an internal letter of certification signed by the General Director and the Corporate Finance Director of Grupo Simec. The objective of this letter is to have a formal follow-up of the remediation plans developed in order to attend to the deficiencies detected.

Remediation Actions related to Internal Control over Financial Reporting

The findings identified within the 2018 internal audit regarding internal controls over financial reporting (ICFR) in all the plants (Guadalajara, San Luis Potosí, Tlaxcala, Mexicali, Brazil and the United States) were addressed and mostly resolved.

Remediation Actions related to Information Technology General Controls (ITGC)

•	The Company is working on remediation plans in each of the plants in connection with the documentation of IT policies and procedures under a COBIT framework approach.
•	We are evaluating the need to increase our IT corporate infrastructure to provide a strategic IT vision for each plant.

Remediation Actions for Related Party Transactions

We are in the process of documenting the related party transaction policy setting forth the way in which such transactions should be documented and authorized.

Follow-up to Remediation Plans

As part of the responsibilities and commitments established by senior management in order to improve the policy controls and established procedures, compliance with remediation plans will be monitored as part of the activities of the internal audit department during 2019.

As of December 31, 2018, the Company believes it complied with the remediation plans identified in the annual report on Form 20-F for the year ended December 31, 2017, and has completed or is in the process of implementing mitigating controls to remedy in full the material weaknesses or significant deficiencies identified.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert,” as defined in Item 16.A of Form 20-F, serving on the Audit Committee. Raúl Arturo Pérez Trejo is the director whom the board of directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters.

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

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2017 and 2018, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C.	Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Stephens International Limited, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2018. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, and all of the Mexicon subsidiaries continues to be audited by Marcelo de los Santos y Cía., S.C., a practice member of Moore Stephens International Limited.

Audit Fees. We paid Ps. 10.6 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for 2018, included in our annual report on Form 20-F. We paid Ps. 10.4 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for 2017, included in our annual report on Form 20-F. We paid Ps. 6.2 million (USD$ 0.32 million) in fees to Moore Stephens International Limited in connection with the audit of our annual financial statements of the United States segment for 2018. We paid Ps. 5.9 million (USD$ 0.31 million) in fees to Moore Stephens International Limited in connection with the audit of our annual financial statements of the United States segment for 2017. We paid Ps. 0.7 million (USD$ 0.04 million) in fees to Moore Stephens Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for 2018. We paid Ps. 0.4 million (USD$ 0.02 million) in fees to Moore Stephens Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for 2017.

Audit Related Fees. In 2018 and 2017, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2018 and 2017, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., Moore Stephens International Limited or Moore Stephens Lima Lucchesi in 2018 and 2017.

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

The Audit Committee approved all of the services incurred in 2017 and 2018, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following tables provide information about the shares purchased in each month of the fiscal years ended December 31, 2016, 2017 and 2018. All shares were purchased by Proyectos Comerciales el Ninzi, S.A. de C.V. (“Ninzi”), a subsidiary of Controladora VG, S.A. de C.V. (“CVG”) and an affiliate of the Company. CVG is a holding company, 90% of which is directly owned by Mr. Rufino Vigil, chairman of the board of directors, and 100% of which is owned by the members of the Vigil family. The transactions presented below are in addition to the transactions discussed on page 97 herein.

Issuer and Affiliate Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in Mexican Pesos)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2016	-		$-	-
February 1 – 28, 2016	-	-	-	-
March 1 – 31, 2016	-	-	-	-
April 1 – 30, 2016	-	-	-	-
May 1 – 31, 2016	-	-	-	-
June 1 – 30, 2016	-	-	-	-
July 1 – 31, 2016	-	-	-	-
August 1 – 31, 2016	2,076,284	55.61	-	-
September 1 – 30, 2016	7,741,672	58.18	-	-
October 1 – 31, 2016	5,003,802	65.25	-	-
November 1 – 30, 2016(1)	7,620,504	69.87	-	-
December 1 – 31, 2016(2)	6,544,954	98.48	-	-
Total	28,987,216

(1) From November 1 – 30, 2016, Ninzi sold 2,891,667 shares of our series B common stock at an average price per share of Ps. 76.65.

(2) From December 1 – 31, 2016, Ninzi sold 3,653,287 shares of our series B common stock at an average price per share of Ps. 81.03.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in Mexican Pesos)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2017	-		$-	-
February 1 – 28, 2017	-	-	-	-
March 1 – 31, 2017	-	-	-	-
April 1 – 30, 2017	-	-	-	-
May 1 – 31, 2017(1)	-	-	-	-
June 1 – 30, 2017(2)	-	-	-	-
July 1 – 31, 2017(3)	-	-	-	-
August 1 – 31, 2017	20,000	67.22	-	-
September 1 – 30, 2017	-	-	-	-
October 1 – 31, 2017	-	-	-	-
November 1 – 30, 2017(4)	-	-	-	-
December 1 – 31, 2017	-	-	-	-
Total	20,000

(1) From May 1 – 31, 2017, Ninzi sold 80,000 shares of our series B common stock at an average price per share of Ps. 64.31.

(2) From June 1 – 30, 2017, Ninzi sold 112,699 shares of our series B common stock at an average price per share of Ps. 62.16.

(3) From July 1 – 31, 2017, Ninzi sold 68,000 shares of our series B common stock at an average price per share of Ps. 63.75.

(4) From November 1 – 30, 2017, Ninzi sold 100 shares of our series B common stock at an average price per share of Ps. 63.70.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in Mexican Pesos)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 – 31, 2018	-		$-	-
February 1 – 28, 2018	-	-	-	-
March 1 – 31, 2018	-	-	-	-
April 1 – 30, 2018	-	-	-	-
May 1 – 31, 2018	-	-	-	-
June 1 – 30, 2018	-	-	-	-
July 1 – 31, 2018	-	-	-	-
August 1 – 31, 2018	-	-	-	-
September 1 – 30, 2018(1)	-	-	-	-
October 1 – 31, 2018(2)	-	-	-	-
November 1 – 30, 2018(3)	-	-	-	-
December 1 – 31, 2018(4)	-	-	-	-
Total	-

(1) From September 1 - 30, 2018, Ninzi sold 3,610,970 shares of our series B common stock at an average price per share of Ps. 55.79.

(2) From October 1 - 31, 2018, Ninzi sold 5,059,030 shares of our series B common stock at an average price per share of Ps. 58.87.

(3) From November 1 - 30, 2018, Ninzi sold 8,830,404 shares of our series B common stock at an average price per share of Ps. 59.97.

(4) From December 1 - 31, 2018, Ninzi sold 4,879,206 shares of our series B common stock at an average price per share of Ps. 62.68. As of July 31, 2019, Ninzi holds 0 shares of our series B common stock.

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

Nominating and Compensation Committees. In compliance with Mexican laws, we do not have a nominating or compensation committee. Members of our board of directors are appointed by a majority of shareholders present at our annual shareholders meeting. We do have a corporate practice committee, made up of three independent directors, that assists the board in determining executive compensation. Shareholders, at our annual shareholders meeting, or the board of directors, make the final determination about executive compensation. Shareholders’ approval must be acquired for the adoption and amendment of any equity compensation plans (we do not currently have any equity compensation plan).

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

Quorum Requirements and Shareholders’ Approval. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our by-laws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting. Currently there are no Class II Series “L” Shares outstanding.

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.**

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-101.INS	XBRL Instance File
EX-101.SCH	XBRL Schema File
EX-101.CAL	XBRL Calculation File
EX-101.DEF	XBRL Definition File
EX-101.LAB	XBRL Label File
EX-101.PRE	XBRL Presentation File

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: August 5, 2019

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the "Company") as of December 31, 2018, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated July 30, 2019, expressed an adverse opinion.

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

As discussed in Note 24 of the financial statements, the 2017 and 2016 financial statements have been restated to correct a misstatement.

Marcelo de los Santos y Cía., S.C.

Member of Moore Stephens International Limited

/s/ Marcelo de los Santos Anaya

Marcelo de los Santos Anaya

We have served as the Company's auditor since 2016.

San Luis Potosí, S.L.P., México July 30, 2019

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Balance Sheet

For the years ended December 31, 2018 and 2017

(In thousands of Mexican pesos)

As restated

	Note	2 0 1 8	2 0 1 7
Assets
Current assets:
Cash and cash equivalents	6	$6,987,241	$7,203,604
Other investments	6	-	88,947
Trade receivables, net	7	4,802,891	3,899,574
Related parties receivables	18-b and 24	15,731	201,464
Loans to related parties	18-b and 24	265,875	-
Recoverable taxes	8	2,407,874	2,230,375
Other receivables		684,338	469,237
Prepaid expenses		798,593	509,557
Inventory, net	9	10,138,422	8,263,498

Total current assets		26,100,965	22,866,256

Non-current related parties receivables	18-b and 24	648,281	648,281
Non-current loans to related parties	18-b and 24	1,686,115	3,032,599
Non-current inventory, net	9	1,147,578	1,220,766
Property, plant and equipment, net	10	16,970,832	15,737,081
Intangible and other non-current assets, net	11	2,300,052	2,471,548

Total assets		$48,853,823	$45,976,531

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$5,936	$5,960
Accounts payable trade	13	4,390,413	3,984,898
Related parties payable	18-b	334,591	251,676
Loans from related parties	18-b	-	980,807
Other accrued liabilities	13	2,057,557	842,045
Payable tax		1,833,796	1,360,753
Income tax		369,875	53,930

Total current liabilities		8,992,168	7,480,069

Long term liabilities:
Employee benefits	14	81,770	91,822
Deferred income tax	15	3,507,746	3,367,976
Other liabilities		763,136	719,128
Contingencies and Commitments	23 and 25	-	-

Total long-term liabilities		4,352,652	4,178,926

Total liabilities		13,344,820	11,658,995

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268

Additional paid-in capital		4,575,233	4,579,472
Retained earnings		21,622,790	20,969,443
Repurchase of own capital stock reserve		3,096,390	1,732,447
Cumulative effect by translation of foreign subsidiaries		3,705,691	4,312,478

Total controlling interest		35,832,372	34,426,108
Non-controlling interest	17	(323,369)	(108,572)

Total stockholders’ equity		35,509,003	34,317,536

Total liabilities and stockholders’ equity		$48,853,823	$45,976,531

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos, except income per share figures)

			As restated	As restated
	Note	2 0 1 8	2 0 1 7	2 0 1 6

Net sales		$35,678,253	$28,700,450	$27,515,565
Cost of sales	19	(30,563,315)	(23,994,526)	(22,775,593)

Gross profit income		5,114,938	4,705,924	4,739,972

Administrative expenses	19	(1,080,012)	(1,238,943)	(1,277,487)
Other income (expense), net	20	15,052	6,934	(36,198)
Interest income		312,821	252,291	140,033
Interest expense		(16,511)	(54,404)	(40,170)
Foreign exchange (loss) gain, net		(146,896)	(654,362)	1,774,984

Income before income taxes		4,199,392	3,017,440	5,301,134

Income taxes	15	(752,462)	(1,122,809)	(936,394)

Net income for the year		3,446,930	1,894,631	4,364,740

Comprehensive income (loss) for the year:
Translation effects of foreign subsidiaries		(615,167)	(529,905)	2,807,297

Total other comprehensive income (loss) for the year, net of income taxes		(615,167)	(529,905)	2,807,297

Comprehensive income for the year		$2,831,763	$1,364,726	$7,172,037

Net income attributable to:
Controlling interest		$3,653,347	$1,894,776	$2,906,363
Non-controlling interest		(206,417)	(145)	1,458,377

Net income for the year		$3,446,930	$1,894,631	$4,364,740

Comprehensive income attributable to:
Controlling interest		$3,046,560	$1,368,112	$5,825,369
Non-controlling interest		(214,797)	(3,386)	1,346,668

Comprehensive income for the year		$2,831,763	$1,364,726	$7,172,037

Income per share:
Weighted average shares outstanding (in thousands of shares)		489,537	493,918	486,516

Income per share (controlling interest) (Mexican pesos)	4-n	$7.46	$3.84	$5.97

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos)

Capital Stock		Additional paid-in capital	Retained earnings adjusted	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Fair value of derivative financial instruments	Total controlling Interest	Non-controlling interest	Total stockholders’ equity
Balance as of January 1, 2016	2,832,268	4,094,600	17,168,304	557,927	1,920,136	-	26,573,235	(1,451,854	25,121,381
Increase in reserve			(1,000,000)	1,000,000
Repurchase of own capital stock, net		507,714		430,541			938,255		938,255
Comprehensive income			2,884,834		2,919,006		5,803,840	1,346,668	7,150,508
Adjustment, note 24			21,529				21,529		21,529
Comprehensive income Restated			2,906,363				5,825,369		7,172,037

Balance as of December 31, 2016, as restated	2,832,268	4,602,314	19,074,667	1,988,468	4,839,142	-	33,336,859	(105,186)	33,231,673
Repurchase of own capital stock, net		(22,842)		(256,021)			(278,863)		(278,863)
Comprehensive income			1,721,672		(526,664)		1,195,008	(3,386)	1,191,622
Adjustment, note 24			173,104				173,104		173,104
Comprehensive income Restated			1,894,776				1,368,112		1,364,726

Balance as of December 31, 2017, as restated	2,832,268	4,579,472	20,969,443	1,732,447	4,312,478	-	34,426,108	(108,572)	34,317,536

Increase in reserve			(3,000,000)	3,000,000
Repurchase of own capital stock, net		(4,239)		(1,636,057)			(1,640,296)		(1,640,296)
Comprehensive income			3,653,347		(606,787)		3,046,560	(214,797)	2,831,763

Balance as of December 31, 2018	$2,832,268	$4,575,233	$21,622,790	$3,096,390	$3,705,691	$-	$35,832,372	$(323,369)	$35,509,003

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos)

		As restated	As restated
	2 0 1 8	2 0 1 7	2 0 1 6

Operating activities:
Net income for the year	$3,446,930	$1,894,631	$4,364,740

Adjustments:
Depreciation and amortization	1,112,418	1,465,759	1,429,381
Employee benefits	(10,051)	(7,962)	6,351
Allowance for doubtful accounts	27,904	5,339	(16,453)
Interest income from investing activities	(312,821)	(252,290)	(140,033)
Interest expense from financing activities	16,511	54,404	40,170
Unrealized foreign exchange loss (gain), net	(6,985)	(35,754)	169,699
Income tax	752,462	1,122,809	936,394

	5,026,368	4,246,936	6,790,249

(Increase) in Trade receivables	(1,082,991)	(1,209,134)	(209,517)
Decrease/(Increase) in Related parties receivables	17,465	(41,311)	(172,322)
(Increase) in Inventory	(1,098,437)	(887,619)	(84,865)
(Increase) in Accounts receivable other, recoverable taxes and prepaid expenses	(1,119,466)	(1,013,274)	(619,378)
Increase/(Decrease) in Accounts payable trade	460,359	1,249,042	(372,386)
Increase/(Decrease) in Related parties payables	90,806	39,604	(36,093)
Increase in Accounts payable other and accrued liabilities and taxes other than income taxes	929,780	800,111	410,066

Net cash flows provided by operating activities	3,223,884	3,184,355	5,705,754

Investing activities:
Acquisition of property, plant and equipment	(1,994,465)	(3,039,501)	(3,100,259)
Decrease/(increase) in other non-current assets	159,732	(60,131)	(119,468)
Decrease/(increase) in Other investments	88,947	339,476	(54,063)
Cash paid for Business acquisition, net	(638,976)	-	-
Loans granted to related parties	(477,064)	(412,443)	(2,277,256)
Collection of loans to related parties	1,939,366	-	-
Interest income collected	102,307	54,237	108,151

Net cash flows (used) provided by investing activities	(820,153)	(3,118,362)	(5,442,895)

Financing activities:
Repurchase and placement of own capital stocks, net	(1,640,296)	(278,863)	938,255
Loans granted to related parties	(984,623)	(41,027)	(40,170)
Interest expense	(16,511)	(54,404)	-

Net cash flows (used)/provided by financing activities	(2,641,430)	(374,294)	898,085

Net (decrease)/increase in cash and cash equivalents	(237,699)	(308,301)	1,160,944

Cash and cash equivalents at beginning of year	7,203,604	7,536,534	6,224,502

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	21,336	(24,629)	151,088

Cash and cash equivalents at end of year	$6,987,241	$7,203,604	$7,536,534

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to Consolidated Financial Statements

For years ended December 31, 2018, 2017 and 2016

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, S.A.B. de C.V. is a stock corporation with variable equity, constituted under the laws of Mexico on August 22, 1990, with a duration of 99 years. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). The business headquarters are located in Guadalajara, Jalisco, Mexico and the administrative offices are located on 601 Rd. Lazaro Cardenas, ZIP Code 44440.

The main activity of Grupo Simec, S.A.B. de C.V. and its subsidiaries (Simec or the Company) is manufacturing, processing and distribution of steel and steel alloys products in Mexico, United States of America (USA), Canada and Brazil.

Shares of the Company are listed on the Mexican Stock Exchange (BMV) and the New York Stock Exchange (NYSE).

2.	Significant events

a.	On December 5, 2017, Grupo Simec, S. A. de C. V. and Simec International 7, S.A. de C. V. (a subsidiary company), acquired 2,000 class “I” shares of a company named Señales del Norte S.A. de C.V., representing 100% of the fixed portion of that company’s capital stock and 3,908,782 shares class "II" representing 100% of the variable portion of that company’s capital stock. These shares were purchased on $122.66 million pesos. After the purchase of those shares Señales del Norte S.A. de C.V. came under the control of Grupo Simec, S.A.B. de C.V. From that date the company Señales del Norte S.A. de C.V., is consolidated in the financial statements. Subsequent to December 31, 2017 on March 13, 2018 the name of Señales del Norte S.A. de C.V. was changed to "Siderurgicos Noroeste, S.A. de C.V.".

b.	On May 1, 2018, one steel mill was acquired in Brazil from ArcelorMittal, which is located in Cariacica, Espiritu Santo and has a production capacity of 600 thousand tons a year. Another steel mill is being rented from ArcelorMittal in Itauna, Minas Gerais with a production capacity of 120 thousand tons a year. Upon closing the transaction, the group significantly increased its participation in the long steel market in Brazil; a confidentiality agreement was signed for this operation.

c.	As of January 13,2016, we incorporated GSIM de Occidente, S.A. de C.V. with an investment of $50. The stockholders of GSIM de Occidente are Grupo Simec, S.A.B. de C.V. with 49,999 shares class “I” and Simec International, S.A. de C.V., with one class “I” share.

d.	As of January 13, 2016, we incorporated Fundiciones de Acero Estructural, S.A. de C.V., with an investment of $50. The stockholders of Fundiciones de Acero Estructural, S.A. de C.V. are Grupo Simec, S.A.B. de C.V., with 49,999 shares class “I” and Simec International, S.A. de C.V., with one class “I” share.

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2018.

a.        International Financial Reporting Standards, not in force yet.

Below are the rules and amendments that could have an effect on Simec's financial information, which were issued by the IASB, but are not in effect at the date of these financial statements

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

b) IFRS 9 (2014) - Financial Instruments.

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

Impairment

The new model results in the application in a single model of impairment to all financial instruments, thus eliminating a source of complexity associated with the previous requirements. As a part of IFRS 9 (2014), IASB has introduced a new impairment model based on expected losses, which will require a timelier recognition of expected losses. Specifically, the new standard requires entities to recognize expected losses since the initial recognition of financial instruments as well as over the life of the instrument on a timelier basis. Further disclosures will be required on how the losses and the movement of the loss estimate were determined and of the activity of the estimate for losses.

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

Amendments applicable from 2018

a) Amendment to IAS 40 - Investment Property.

The amendment clarifies that the transfer of an investment in property will occur when and only when there is a change in its use. A change of use occurs when the property meets, or fails to meet, the definition of investment property and there is evidence of change of use. In isolation, a change in management's intentions to use a property does not provide evidence of a change in use.

b) Amendment to IAS 28 - Investments in Associates and Joint Ventures.

This amendment clarifies that a venture capital organization, collective investment fund, investment trust and other similar entities may opt, at initial recognition, to measure investments in associates and joint ventures at fair value through changes in profit and loss separately for each associate and joint business.

In addition, this amendment allows, in applying the equity method, that an entity other than an investment entity retains the measurement of the fair value applied by its associates and joint ventures. It also clarifies that this option is available at the initial recognition for each associate or joint venture that is an investment entity.

c) Amendments to IFRS 2 - Classification and measurement of share-based payment transactions.

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

Standard applicable from 2019:

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases, which repeals IAS 17 - Leases and the related interpretation guides.

The main changes in relation to the previous rule are:

i. IFRS 16 provides a comprehensive model for the identification of lease contracts and their treatment in the financial statements of tenants and landlords.

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

As of today, Simec continues to evaluate the effect that this new standard could have on its financial statements.

Amendments applicable from 2019:

a) Amendment	to IFRS 28 - Long-term investments in associates and joint ventures.

This amendment clarifies that entities will account for long-term investments in an associate or joint venture (to which the equity method is not applied), using IFRS 9 before accounting for losses or losses due to impairment, applying IAS 28.

b) Amendment	to IFRS 3 - Business combination.

This amendment clarifies that when an entity obtains control of a business that is a joint operation, it will measure again the participation maintained in that business.

c)	Amendment to IFRS 11 - Joint agreements.

This amendment clarifies that when an entity obtains joint control of a business that is a joint operation, it will measure again the participation maintained in that business

d) Amendment	to IAS 12 - Income tax.

This amendment clarifies that an entity will account for all the consequences of dividends on income tax in the same way, regardless of how the tax arises.

e) Amendment	to IAS 23 - Costs for loans.

This amendment clarifies that when an asset that meets the requirements to be suitable for its intended use or sale, an entity will treat as part of the general loans, the outstanding loans taken to obtain that eligible asset.

f) Amendment	to IAS 19 - Benefits to employees.

This amendment requires that when a change occurs in the plan (modification, reduction or liquidation), the company remeasures its liability or assets for net defined benefits. Previously, it was not specified how to determine the expenses for the period after the change in the plan. The amendments require an entity to use the updated assumptions of the new measurement to determine the current cost of the service and the net interest for the remainder of the reporting period after the change to the plan.

The amendments are effective for annual reporting periods beginning on January 1, 2019, with early application allowed.

Interpretation applicable from 2019:

IFRIC 23 - Uncertainty regarding the treatment of income tax.

The IFRIC 23 interpretation, issued by the International Accounting Standards Board, developed by the IFRS Interpretations Committee, adds to the requirements of IAS 12 - Income taxes, the specification of how to reflect the effects of the uncertainty in accounting for income tax, when it is unclear how to apply tax laws to a particular transaction or circumstance, or it is unclear whether a tax authority will accept the treatment of an entity.

This interpretation will apply for the annual reporting periods that begin as of January 1, 2019, with early application allowed.

Amendments applicable from 2020:

a)	Conceptual Framework

In March 2018, the IASB issued a new revised version of the conceptual framework for financial information. The Conceptual framework for financial information contains updated definitions of assets and liabilities in the financial statements. In addition, new concepts and guidance have been added to the following topics:

i.	Measurement, including the factors to be considered when selecting a measuring base.
ii.	Presentation and disclosure, including when to classify income and expenses in other comprehensive income.
iii.	The reporting entity.
iv.	When the asset and liabilities are eliminated from the financial statements.

The conceptual framework also clarifies the roles of management, prudence, and uncertainty of measurement in financial reporting.

Several IFRSs have also been amended for references to the conceptual framework. The amendments to the IFRS for changes to the conceptual framework, update some of these references and quotations to refer to the conceptual framework for financial reporting issued in 2018 and makes other amendments to clarify what version of the Conceptual framework is mentioned in each document.

b)	Amendment to IFRS 3 – Business combination.

This amendment clarifies the definition of a business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as an acquisition of assets. The amendment consists of the following:

I.	It clarifies that, in order to be considered a business, an acquired set of activities and assets must include at least a contribution and a substantive process, which together contribute significantly to the ability to create products.
II.	Eliminates the evaluation of market participants to determine if they are able to replace any missing inputs or processes and continue to produce products.
III.	Adds guidance and illustrative examples to help entities determine whether a substantive process has been acquired.
IV.	Restricts the definitions of a business and products by focusing on the goods and services provided to customers and eliminating the reference to the ability to reduce costs.
V.	Adds an optional concentration test that allows for a simplified assessment of whether an acquired set of activities and assets is not a business.

c)	Amendments to IAS 1 - Presentation of financial statements and IAS 8 - Accounting policies, changes in estimates and accounting errors.

These amendments clarify the definition of "Material" and, consequently, modifications are made to a number of other standards by the definition of Material.

The amendments improve the understanding of the definition of material to:

I.	Align the drafting of the definition in the IFRS standards and the conceptual framework, to avoid the possibility of confusion arising from different definitions.
II.	Incorporate the support requirements in IAS 1, in the definition to give them greater importance and clarify their applicability; and
III.	Provide existing information on the definition of Material, along with the definition.

Simec is evaluating the impact that these changes could have on their financial statements.

4)	Basis of preparation and presentation of the financial statements

The consolidated financial statements have been prepared in accordance with IFRS as discussed in Note 3, based on historical costs. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Consolidation basis – The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and the entities controlled by the Company (its subsidiaries). Control is obtained when the company possesses the power to govern the financial and operative policies of an entity in order to obtain benefits from its activities. The results of subsidiaries acquired or sold during the year are included in the consolidated financial statements from the date of acquisition or up to the date of sale, as the case may be. Total comprehensive income (loss) of subsidiaries is attributed both to the Company and to the non-controlling interests even if the non-controlling interests have a deficit balance reflecting allocated losses.

Within the consolidation process, adjustments are made to the financial statements of the subsidiaries to adapt their accounting policies so that they are aligned with those used by the Company. All significant intercompany transactions and balances between companies are eliminated during consolidation.

Changes in investments in subsidiaries of the Company that do not result in a loss of control are recorded as equity transactions. The book value of the company's non-controlling investments and shares is adjusted to reflect changes in the corresponding investments in subsidiaries. Any difference between the amount by which non-controlling shares are adjusted and the fair value of the consideration paid or received is recognized directly in the estate and is attributed to the owners of the company.

When the company loses control of a subsidiary, the profit or loss in the provision is calculated as the difference between (i) the sum of the fair value of the consideration received and the fair value of any retained participation and (ii) the value in Previous books on assets (including commercial credit) and liabilities of the subsidiary and any non-controlling participation. The amounts previously recognized in other comprehensive income items related to the subsidiary are recorded (that is, reclassified to profit or loss or transferred directly to retained earnings) in the same manner established for the case of the disposal of significant assets or liabilities. The fair value of any investment retained by the former subsidiary on the date of loss of control is regarded as the fair value for initial recognition in its subsequent accounting treatment, according to IAS 39, financial instruments: Recognition and valuation, or, where appropriate, the cost in the initial recognition of an investment in an associate or entity under joint control.

As of December 31, 2018, and 2017, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 8	2 0 1 7
Compañia Siderurgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañia Siderurgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (8)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.	100.00%	100.00%
Corporacion Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (8)	100.00%	100.00%
Corporacion ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (8)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (8)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V.	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V. (9)	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V. (10)	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5) (8)	50.22%	50.22%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (11)	100.00%
GS Steel B.V. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.
(2)	Company established in Netherlands.
(3)	ICH owns 49.78% of the shares in this company.

(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Company established in Brazil.
(8)	Companies that have lost the entire capital stock, except Corporativos G&DL, S.A. de C.V., and Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. which only have lost 2/3 of their capital stock.
(9)	Company incorporated in 2016.
(10)	Company incorporated in 2017.
(11)	Company incorporated in 2018.

Summary of the main accounting policies –The preparation of the attached consolidated financial statements requires the company's management make certain estimates and use certain assumptions to value some of the items in the financial statements and to make the disclosures required in the same. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

a.	Conversion of foreign subsidiaries financial statements – The functional and reporting currency of the Company is the Mexican peso ($). The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. Under this standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar (US Dollar or USD$) was considered as the functional currency of all the U.S. subsidiaries and Brazilian Real for subsidiaries established in Brazil; therefore, the financial statements of these subsidiaries abroad were converted to Mexican pesos applying:

-	The exchange rates at the balance sheet date, to all assets and liabilities.

-	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

The conversion differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption translation effects of foreign subsidiaries.

Relevant exchange rates used in the preparation of the consolidated financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2018	19.66
Current exchange rate as of December 31, 2017	19.74

Average exchange rate for the year ended December 31, 2018 (*)	19.23
Average exchange rate for the year ended December 31, 2017 (*)	18.94

Current exchange rate as of April, 9 of 2019	18.97

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

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

Any excess of the cost of acquisition for the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill is included in the carrying amount of the investment and is assessed for impairment annually. Any excess of the Group's interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in profit and loss.

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

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree are remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognized in other comprehensive income (loss) are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

c.	Cash and cash equivalents and temporary investments – Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments referred to as short-term fixed income investments whose original maturity is less than three months. These investments are reported at cost plus accumulated interest. The value so determined approximates their fair value.

Temporary investments in equity instruments are measured at the fair value prevailing at the date of the financial statements. Subsequent changes in the fair value are recognized in profit or loss.

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

The Company classifies raw material inventory in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 136,541 metric tons (MT) of coke inventory valued at 953 million Mexican pesos (average of USD$ 355/MT) on hand at December 31, 2018 and 136,541 MT of coke inventory valued at 1,037 million Mexican pesos (average of USD$ 385.00/MT) on hand at December 31, 2017 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

f.	Property, plant and equipment – Property, plant and equipment are recorded at acquisition cost less any recognized impairment loss. Cost includes all expenses related with acquisition and installation and, for qualifying assets, borrowing costs (interest) capitalized in accordance with the Company’s accounting policy. Depreciation is recognized so as to write off the cost of assets (other than land and properties under construction) less their residual values over their useful lives, using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimates accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The initial estimated useful lives of the Company’s main assets are as follows:

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

g.	Leases – Leases are classified as financial leases when the terms of the lease contract substantially transfer to tenants all the risks and benefits inherent in the property. All other leases are classified as operating leases.

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

h.	Costs for loans – Costs for loans directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

Investment income earned on the temporary investment of specific loans pending their expenditure on qualifying assets is deducted from the costs for loans eligible for capitalization.

All other costs for loans are recognized in profit or loss in the period in which they are incurred.

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

j.	Goodwill – Goodwill arising on a combination of business is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that would be expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than it´s carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than it´s carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. For purposes of allocation of goodwill when there is business combination will be distributed among each of the cash generating units of the acquiring entity, expected synergy benefits. A reversal of an impairment loss is recognized immediately in profit or loss and allocated to the assets of that unit, the carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss of value shall not exceed the carrying amount that would have been obtained if had not recognized an impairment loss in value for the asset in prior periods. Unless the related asset is recognized at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

l.	Provisions – Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, it´s carrying amount is the present value of those cash flows.

m.	Employee benefits – The costs of direct benefits and defined benefit and defined contribution retirement plans are recognized as an expense when employees have rendered service entitling them to the right to receive those benefits.

The retirement benefit liability is determined based on the present value of the defined benefit obligation at the date of the statement of financial position. Any compensation included in the determination of the liability premiums corresponds to seniority premiums for retirement. Actuarial gains and losses are recognized on profit or loss for the year. The retirement benefit liability and the related net cost of the period are determined under the Projected unit credit method based on projected salaries and certain assumptions determined by independent actuaries.

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

n.	Earnings per share – Income per share is calculated by dividing net income related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred tax.

-	Current tax – The Company incurs Income Tax (ISR) (See note 15) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax –Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

-	Current and deferred tax for the period – Current and deferred tax are recognized as an expense or income in periodic profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively.

-	Interests on recoverable tax balances – Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies – In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. In the case of non-monetary items, which arise from the payment or collection of anticipated considerations, are recognized at the exchange rate in force of the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sell all or part of the net investment.

q.	Financial instruments – Financial assets and financial liabilities are recognized when a group entity becomes a part to the contractual provisions of the instrument.

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

A financial liability is classified as held for trading if:

-	It has been acquired principally for the purpose of repurchasing it in the near term;

-	On initial recognition, it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

-	It is a derivative that has not been designated as a hedging instrument and fulfils the condition to be effective.

-	A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

o Such	designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;

o The	financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

o It	forms part of a contract containing one or more embedded derivatives, and IAS 39, Financial Instruments: Recognition and Measurement, permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

-	Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses' line item in the consolidated statement of comprehensive income.

-	Other financial liabilities including borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate a shorter period), to the net carrying amount on initial recognition.

-	The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

u.	Revenue from contracts with customers – The income derived from contracts with customers is recognized at the moment in which the control of the goods or services is transferred to the client for an amount that reflects the consideration to which the company expect to have rights, in exchange for those goods and services.

Sale of goods:

Revenues from the sale of the products manufactured by the company ("products") are recognized at the time the asset control is transferred to the customer. The normal credit term on the sale of products is 30 to 90 days after delivery.

The Company considers that there are no other obligations to be fulfilled in the contracts, which are obligations to be fulfilled separately and in which a portion of the transaction price should be allocated. When determining the transaction price for the sale of products, the Company would consider the possible effects of the variable consideration, the existence of important financing components, the consideration other than cash and the consideration payable to the client.

Contract balances

Contractual assets

An asset of the contract is the right to obtain a consideration in exchange for the goods or services transferred to the client. If the Company fulfills an obligation when transferring goods or services to a customer before the customer pays the consideration or before the collection is due, an asset derived from the contract is recognized for the conditional consideration that the Company is entitled to collect.

Accounts receivable

An account receivable represents the company's right to collect a consideration that is unconditional, that is, only the passage of time is required so that the payment of the consideration is payable.

Contract liabilities and customer advances

A liability of the contract is the obligation to transfer control over goods or services to a customer, in the future, that arises from a collection right. If a customer pays the consideration before the Company transfers the goods or services, a contract liability is recognized when the payment is due and an advance from the client when the payment is made. Contract liabilities (or a customer's advance) are recognized as income when the Company fulfills its obligations under the contract.

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

5)	Critical accounting judgments and key sources of estimation

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

a.	Critical accounting judgments – The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key information for estimates – The following is the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date creating an allowance for doubtful accounts, in order to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use – Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment – As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and (iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2018 and 2017 the Company has not derivative financial instruments.

6)	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 8	2 0 1 7

Cash	$514,166	$1,339,887
Cash equivalents (1)	6,473,075	5,863,717
	$6,987,241	$7,203,604

(1)	Most of these cash equivalents correspond to Treasury Bills issued by the United States Treasury Department, whose initial original maturity is less than 90 days.

As of December 31 2018, there were no temporary investments, ($ 88,947 at December 31, 2017) consisting of equity instruments for trading.

7)	Trade receivables – Net

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

Credit limits and scoring by customer are reviewed twice a year. On December 31, 2018 and 2017 there are no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of receivables that are past due but not impaired is as follows:

	At December 31,
	2 0 1 8	2 0 1 7

30 - 60 days	$221,996	$72,778
61 - 90 days	57,119	57,629
91 + days	188,262	162,807
Total	$467,377	$293,214

During the years ended December 31, 2018 and 2017, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 8	2 0 1 7

Balance at beginning of year	$199,855	$59,095
Provisions	7,486	141,140
Translations effects	24,437	(380)
Balance at end of year	$231,778	$199,855

In determining the nonrecoverable portion of accounts receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

Republic made an agreement with a third party ("buyer") to carry out a factoring of accounts receivable to customers. The maximum established amount of advances related to the allocation of accounts is USD $ 30 million. The remaining amount between the received and the value of the invoices is kept in reserve by the "buyer". The payments of the funds retained in reserve minus a discount will be made by the buyer within 4 days after receiving the collection payments related to each assigned account. Said discount will be made on the total of the invoice and is in a range of 1% if the payment is made within 15 days (from the advance date) or up to 3.75% if paid within 90 days days and 1% for every additional fifteen days until the account is settled. This discount is recognized as an interest expense in the consolidated statement of comprehensive income.

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

In 2018, the Company sold a nominal amount of USD $ 23.1 million ($25.4 million in 2017) of accounts receivable. The discount fees incurred by this contract were approximately USD $ 0.5 million in 2018 and USD$ 0.5 in 2017. These fees were included in expenses for interest in the Comprehensive Income Statement. As of December 31, 2018, and 2017 the buyer has USD$ 2.7 million and USD$ 1.9 million, respectively, of receivables that have not been recovered by the buyer. The amount uncollected for 2018 are subject to a possible return of the Company by the buyer. These accounts receivable is included in the total trade receivables for the purpose of assessing the recoverability of them and, where appropriate, determine the adequacy of allowance for doubtful accounts.

8)	Recoverable taxes
	December 31,
	2 0 1 8	2 0 1 7

Valued Added Tax	$2,262,172	$2,075,615
Income Tax	137,408	146,333
Other	8,294	8,427
	$2,407,874	$2,230,375

9)	Inventories

Short-term:

	December 31,
	2 0 1 8	2 0 1 7

Finished goods	$1,961,627	$1,572,134
Work in process	79,914	61,129
Billets	2,046,143	1,443,938
Raw materials and supplies	4,576,732	3,728,737
Materials, spare parts and rollers	1,154,586	1,331,079
Materials in transit	319,420	126,481
	$10,138,422	$8,263,498

Long-term:

	December 31,
	2 0 1 8	2 0 1 7

Coke	$952,786	$1,037,470
Spare parts	54,783	49,831
Rollers	140,009	133,465
Finished godos	353,095	353,095
	1,500,673	1,573,861

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,147,578	$1,220,766

The Company has $ 952,786 and $ 1,037,470 of coke inventory on hand as of December 31, 2018 and 2017 respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As of April 2019, Management expects that there will be recovery in the industries in which the Company operates; this would result in the blast furnace being restarted in the future. However, the Company has recorded an impairment to the blast furnace resulting in a book value of zero. The Company has continued incurring certain costs to maintain the assets in Lorain, including the blast furnace and the coke; such costs are expensed as incurred. In order to restart the blast furnace, the Company will incur certain expenses for the restoration of the equipment, and there is still uncertainty on the date on which the blast furnace will restart its operation. The Company cannot offer any guarantee of the restarting of the total operation of the blast furnace or when conditions will become economically feasible.

10)	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2016	1,105	4,859	22,560	155	129	3,293	32,101

Additions		36	2,817	4	2	181	3,040
Translation adjustments	(11)	(119)	(572)	(1)	(2)	(40)	(745)
Balance as of December 31, 2017	1,094	4,776	24,805	158	129	3,434	34,396

Additions	137	90	1,305	1	11	1,370	2,914
Translation adjustments	(14)	(186)	(543)		(1)	(4)	(748)
Balance as of December 31, 2018	$1,217	$4,680	$25,567	$159	$139	$4,800	$36,562

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2016	1,005	16,457	78	70	17,610

Depreciation expense	35	1,297	3	6	1,341
Translation effects	(7)	(280)	(1)	(4)	(292)
Balance as of December 31, 2017	1,033	17,474	80	72	18,659

Depreciation expense	37	1,057	3	5	1,102
Translation effects	(15)	(151)	(2)	(2)	(170)
Balance as of December 31, 2018	$1,055	$18,380	$81	$75	$19,591

The depreciation expense for the years ended December 31, 2018, and 2017 amounted to $ 1,102,331 and $ 1,340,375, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2016	$1,105	$3,854	$6,103	$77	$59	$3,293	$14,491

Balance as of December 31, 2017	$1,094	$3,743	$7,331	$78	$57	$3,434	$15,737

Balance as of December 31, 2018	$1,217	$3,625	$7,187	$78	$64	$4,800	$16,971

As of December 31, 2014, Republic had invested USD$158.8 million in an electric arc furnace and associated equipment at its steelmaking facility in Lorain, Ohio, USA, to meet growing customer demand for the Company's SBQ (special bar quality) steel. The location was chosen for its strategic proximity to customers and its skilled workforce. The construction of the Lorain electric arc furnace began mid-year 2012 and the Company began steelmaking operations in July 2014. The amounts above include USD $ 45.4 million capitalized from labor and manufacturing overhead related to the construction of the furnace and is presented as a component of machinery and equipment.

In June 2015, Republic Steel temporarily suspended operations in the newly constructed electric arc furnace at the Lorain facility in response to the severe economic downturn in the exploration for oil and gas sector, following the sharp drop in the price of oil which has led to significant market declines and demand for steel product, for those markets. As a consequence of this event, management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined that net book value exceeded the fair value by approximately USD$130.7 million and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the assets using the comparable match method of the market approach to determine fair value. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data on the future behavior of oil market.

Subsequent to December 31, 2015, the entire Lorain facility was temporarily idled effective March 31, 2016 and management has no near-term plans to restart the facility, and the expectation is that it will be restarted when oil and gas market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 32.7 and USD$ 32.2 million as of December 31, 2018 and 2017, pertaining to the Lorain, Ohio facility after recording the impairment charge of USD$ 130.7 million as mentioned above. The impairment charge did not impact the operations or future cash flows of the Company, as it was a provision and not a cash expenditures. Management further assessed if there were any impairments at the Company's other cash generating units and determined that as of December 31, 2016 no other cash generating units were impaired based on current projections.

11)	Intangible and other long-term assets

The balances as of December 31, 2018 and 2017 are as follows:

2 0 1 8				Amortization period (years)
Assets	Original Value	Accumulated amortization	Net
Republic trade mark	$105,879	$-	$105,879	*
Kobe Tech contract	123,392	123,392	-	12
Customers list	64,634	43,359	21,275	20
Total from Republic (1)	293,905	166,751	127,154

Customers list	2,205,700	2,205,700	-	9
Trademark San 42 (2)	329,600	-	329,600	*
Goodwill	1,814,160	-	1,814,160	*
Total from Grupo San	4,349,460	2,205,700	2,143,760
	4,643,365	2,372,451	2,270,914
Other assets	29,138	-	29,138
	$4,672,503	$2,372,451	$2,300,052

2 0 1 7				Amortization period (years)
Assets	Original Value	Accumulated Amortization	Net
Republic trade mark	$106,303	$-	$106,303	*
Kobe Tech contract	123,887	123,887	-	12
Customers list	64,893	40,288	24,605	20
Total from Republic (1)	295,083	164,175	130,908

Customers list	2,205,700	2,205,700	-	9
Trademark San 42 (2)	329,600	-	329,600	*
Goodwill (2)	1,814,160	-	1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,644,543	2,369,875	2,274,668
Other assets	196,880	-	196,880
	$4,841,423	$2,369,875	$2,471,548

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The trade mark San 42 and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $ 2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization amounted of these assets recorded in net income of the years ended December 31, 2018, 2017 and 2016 amounted to $ 10,087, $ 125,384 and $ 254,217, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net
Balance as of December 31, 2016	$4,810,053	$(2,265,780)	$2,544,273
Additions	45,253	(125,384)	(80,131)
Adjustment effect of the year	(13,883)	21,289	7,406
Balance as of December 31, 2017	$4,841,423	$(2,369,875)	$2,471,548
Additions	10,087	(10,087)
Low	(122,487)		(122,487)
Adjustment effect of the year	(56,520)	7,511	(49,009)
Balance as of December 31, 2018	$4,672,503	$(2,372,451)	$2,300,052

12)	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding, to exchange their bonds at par for new subordinated bonds. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2018 and 2017, the amount of such notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2018 and 2017, liabilities in pesos for the new notes outstanding amounted $ 5,936 and $ 5,960, respectively.

13)	Accounts payable trade and other accrued liabilities

	December 31,
	2 0 1 8	2 0 1 7

Trade accounts payable	$4,390,413	$3,984,898
Other accrued liabilities	2,057,557	842,045
	$6,447,970	$4,826,943

The average credit period on purchases of certain goods or services is 30 to 60 days, from the date of the receipt of the good or service. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14)	Employee benefits

Mexican entities

a.	Collective bargaining agreements – For the Mexican operations in 2018, approximately 43% (44% on 2017) of the employees are under collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

The most important actuarial hypothesis used for the purposes of the determination of the net cost of the period related to the retirement benefits plan were as follows:

	2 0 1 8	2 0 1 7	2 0 1 6

Discount rate	9.5	7.5	6.75
Rate of salary increase	4.5	4.5	4.50

Components of net cost of benefits plan to employees are as follows:

	2 0 1 8	2 0 1 7	2 0 1 6

Current service cost	$2,839	$5,697	$5,749
Financial cost	4,025	6,637	6,247
Past service cost	1,481	(3,575)	(7,906)
Anticipated reduction obligations	(327)	(12,517)
Actuarial losses (gains) recognized in the year	(17,928)	(4,339)	5,801
	$(9,910)	$(8,097)	$9,891

The expense for the years 2018, 2017 and 2016 was recorded as follows:

	2 0 1 8	2 0 1 7	2 0 1 6

Cost of sales	$(5,550)	$(4,534)	$5,539
Administrative expenses	(4,360)	(3,563)	4,352
	$(9,910)	$(8,097)	$9,891

The amounts included in the Consolidated Statements of Financial Position as of December 31, 2018 and 2017 are $ 81,770 and $ 91,822, respectively, corresponding to the present value of defined benefit obligations.

Changes in the present value of the defined benefit obligation and the balance of the liability consist of the following:

	2 0 1 8	2 0 1 7

Opening balance of the defined benefit obligation	$91,822	$99,783
Current service cost	2,697	5,697
Past service cost	1,481	(3,439)
Financial cost	4,025	6,637
Actuarial losses (gains)	(17,928)	(4,339)
Benefits paid	(327)	(12,517)
Closing balance of the defined benefit obligation	$81,770	$91,822

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2018 and 2017, EPS amounted to $ 67 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2018, 2017 and 2016 was $13,687, $12,838 and $11,323, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2018, 81% of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016 and was extended for a further three years through August 15, 2019. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay were determined under the extended agreement and will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides the Company’s quarterly contributions to fund the Republic Retirement VEBA and Benefit Trust (the “Benefit Trust”) to be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust will change to $4.00 per hour for each hour worked by USW represented employees.

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

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a "qualified" plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2018, 2017 and 2016, the Company recorded expenses of USD$ 1.0 million, USD$ 6.9 million and USD$ 10.4 million, respectively, related to this benefits plan.

For the years ended December 31, 2018, 2017 and 2016, Republic recorded combined expenses of USD$ 3.6 million, USD$ 3.5 and USD$ 10.0 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits. The cost contributions to these two funds have been reduced from USD $ 2.6 million to USD$ 0.25 million per quarter effective after the review of the collective agreement on August 16 2016.

d.	401(k) Plans

The Company has a 401(k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees' compensation. The Company funds contributions to this plan each pay period, based on the participant's age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2018, 2017 and 2016, the Company recorded expense of USD$ 1.0 million, USD$ 0.8 million and USD$ 0.7 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees' compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement ("EBT"): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. USD $ 1.0 million of expense was recorded for the year ended December 31, 2018, 2017 and 2016, because the current and prior year thresholds had not been achieved.

Republic has a profit-sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain EBITDA, inventory and shipments targets. In the year ended December 31, 2018, 2017 and 2016, the Company paid USD 0.8 million, USD $ 0.9 and USD $0.6 million respectively under this plan.

15)	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2018, 2017 and 2016 is as follows:

	2 0 1 8	2 0 1 7	2 0 1 6

Income tax of the year for Mexican companies	$67,745	$19	$6,751
Income tax year for foreign companies	444,104	44,751	60,965
Deferred tax for Mexican companies	408,141	656,060	660,916
Deferred tax for foreign companies	(167,528)	421,979	207,762
	$752,462	$1,122,809	$936,394

During 2018 and 2017, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the losses shown below:

	2 0 1 8	2 0 1 7	2 0 1 6

Expected benefit, expense	$1,308,828	$890,249	$1,591,129
Increase (decrease) as a result of:
Inflation effects, net	(114,419)	(217,249)	(62,708)
Effect between nominal rate from USA and Mexico	(35,914)	(16,572)	157,366
Benefit from utilization of tax loss carry-forward and others (1)	(1,238,444)	(115,068)	(1,165,805)
Others, net (includes permanent items)	832,411	581,449	416,412
Income tax expense	$752,462	$1,122,809	$936,394
Effective tax rate (2)	17.92%	37.21%	17.68%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously , less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated in the next ten years. Tax losses can be updated following certain procedures established in the law.

As of November 18, 2015, the Finance Ministry (SHCP) issued a decree in which a fiscal incentive is given to those who pay income tax (ISR) under terms of the Titles II or IV, Chapter II, Section I of the Law of ISR. Taxpayers who had business income of up to 100 million pesos, could write off up to 82% of 2016 and 85% for 2017 of investment in new fixed assets. This incentive that was used by Aceros Especiales Simec Tlaxcala, S.A. de C.V. and Fundiciones de Acero Estructural, S.A. de C.V. Likewise, on January 18, 2017, a decree was issued in which similar benefits were granted but only 69% authorized as an immediate deduction, which was used by the company Simec International, S.A. de C.V.

As of December 31, 2018, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available
2010	2020	18,568
2011	2021	9,050,488	(1)
2012	2022	46
2013	2023	81,169
2014	2024	38,287
2015	2025	38,213
2016	2026	239,593
2017	2027	721,839
2018	2028	584,243
		$10,772,446

(1)	This amount includes $ 9,014,364 corresponding to a tax loss from the sale of shares which, according to the Income Tax Law, can only be applied against taxable profits on the sale of shares generated in the future.

As of December 31, 2018, Republic had USD$ 240.2 million of tax losses pending of amortize for federal tax purposes, which expire between 2033 and 2038; USD$ 338 million of tax losses for state and local purposes that expire between 2019 and 2038 and approximately USD$ 4.7 million of tax losses at the subsidiary located in Canada, which expire between 2032 and 2037.

As of December 31, 2018, and 2017, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 202.008 million Brazilian Reals ($ 1,025 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2 0 1 8	2 0 1 7

Deferred tax assets:
Allowance for doubtful accounts	$1,045	$64,434
Provisions		977
Advances from customers	113,224	79,874

Deferred tax assets	114,269	145,285

Deferred tax liabilities:

Property, plant and equipment	3,224,295	3,161,272
Intangible assets from Grupo San	310,025	298,566
Provisions	57,816
Prepaid expenses	29,879	53,423

Total deferred liabilities	3,622,015	3,513,261

Deferred tax liabilities, net	$3,507,746	$3,367,976

16)	Stockholders’ equity

a.	Common stock as of December 31, 2018 and 2017, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital could be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 corresponding to variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2018, and 2017, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

c.	In 2018, a reserve was approved for $ 3,000,000 for the repurchase and placement of own shares, with this increase the reserve amounted to $ 5,000,000 for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2018, and 2017, the Company held 31,066,207 and 3,662,564 shares in treasury, respectively, which amounted to $1,903,610 and $267,553, respectively. The resulting profit in 2018 for the purchase and sale of treasury shares amounted to $ 4,239 (loss of $ 22,842 in 2017).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 8	2 0 1 7

Shares outstanding at beginning of year	494,047	497,586
(Repurchase) issuance of capital shares, net	(140)	(3,539)
Shares outstanding at year end	493,907	494,047

17)	Non-controlling interest

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

The table below shows the changes for the years ended December 31, 2018 and 2017:

	2 0 1 8	2 0 1 7

Balance at beginning of year	$(108,572)	$(105,186)
Share of profits and losses for the year	(206,417)	(145)
Share of translation effects of foreign subsidiaries	(8,380)	(3,241)
Balance at the end of the year	$(323,369)	$(108,572)

18)	Transactions and balances with related parties

a.Transactions	with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 8	As restated 2 0 1 7	As restated 2 0 1 6

Holding company
Interest expense	$7,346	$5,325	$4,590
Interest income	210,514	198,054	49,321

Management staff
Administrative services expenditures	23,494	25,603	23,717

Other related parties
Sales	20,375	3,632	5,160
Purchases	372,759	51,760	324,145
Direct short-term benefits (*)	90,600	82,447	71,629

(*) Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are integrated as follows (See note 24):

	December 31,
	2 0 1 8	As restated 2 0 1 7
Short term
Accounts receivable:
Compañía Laminadora Vista Hermosa, S.A. de C.V.	$360	$3,056
Operadora Construalco, S.A. de C.V.	548	793
Compañia Manufacturera de Tubos, S.A. de C.V.		39,153
Operadora Industrial de Herramientas, S.A. de C.V.	912	1,731
Perfiles Comerciales Sigosa, S.A. de C.V.	1,597
Joist del Golfo, S.A. de C.V.	6,516	5,328
Proyectos Comerciales el Ninzi, S.A. de C.V.		145,824
Others	5,798	5,579
	$15,731	$201,464
These balances correspond to accounts receivable for services and / or sales of specific finished products for their activity.

Loans to related parties:
Compañia Laminadora Vista Hermosa, S.A. de C.V.	$183,171
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	38,232
Compañia Manufacturera de Tubos, S.A. de C.V.	44,472
	265,875
Total short term	$281,606	$201,464

Loans granted to related parties

In 2018 loans were granted to Compañia Laminadora Vista Hermosa, S.A. de C.V. for USD 9,272,000 (as of December 31, 2018 this amounts, when translated to pesos, to $ 182,256 plus interest of $ 915 for a balance of $ 183,171), to Operadora Compañía Mexicana de Tubos, S.A. de C.V. for USD 1,900,000 (as of December 31, 2018 this amounts, when translated to pesos, to $ 37,347 plus interest of $ 885 for a balance of $ 38,232) and to Compañía Manufacturera de Tubos, S.A. de C.V. for USD 2,209,600 (as of December 31, 2018 this amounts, when translated to pesos, to $ 43,433 plus interest of $ 1,039, for a balance of $ 44,472). The agreed interest rate for these loans is the equivalent of the LIBOR rate plus 1 percentage point, which will be payable upon settlement of these loans. These loans and interest were paid off in the month of May 2019, according to agreements between the parties.

	December 31,
	2 0 1 8	As restated 2 0 1 7
Long term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties: Industrias CH, S.A.B de C.V.	$730,278	$530,281
Perfiles Comerciales Sigosa, S.A. de C.V.	579,047	806,397
Proyectos Comerciales el Ninzi, S.A. de C.V.	376,790	1,695,921
	$1,686,115	$3,032,599
Total, long term	$2,334,396	$3,680,880

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

In 2017, loans in USD and pesos, were granted to Industrias CH, S.A.B. de C.V. The one in USD for USD 21,400,000 (as of December 31, 2017 this amounts, when translated to pesos, to $422,338 plus interest of $9,200 for a balance of $431,538); the agreed interest rate for this loan is the equivalent of the LIBOR rate plus 1 percentage point. The loan in pesos for $89,363 plus interest of $9,380 for a balance of $98,743. The agreed interest rate for this loan is the equivalent of the TIIE rate plus 1 percentage point. These granted loans in USD and pesos amount to $530,281 as of December 31, 2017.

In 2018, loans in USD and pesos, were granted to Industrias CH, S.A.B. de C.V. The one in USD for USD 25,400,000 (as of December 31, 2018 this amounts, when translated to pesos, to $499,278 plus interest of $19,653 for a balance of $518,931); the agreed interest rate for this loan is the equivalent of the LIBOR rate plus 1 percentage point. The loan in pesos for $186,752 plus interest of $21,881 plus the VAT of $2,714 for a balance of $211,347. These granted loans in USD and pesos including interest amount to $730,278 as of December 31, 2018.

In 2016, a revolving loan of USD 32,928,400, was granted to Perfiles Comerciales Sigosa, S.A. de C.V. (subsidiary of Industrias CH, S.A.B. de C.V.) which amounts to Ps 680,432 plus an interest of $24,632 leaving a balance of $705,064 as of December 31, 2016. As of January 12, 2017, the debt was converted to Mexican pesos at the exchange rate of $ 21.9076 for 1 USD, for which the debt amounted to $ 721,382. As of December 31, 2017, the balance amounted to $ 806,397, debt of $721,382 plus the 2016 interest of $24,632 and the 2017 interest of $60,383. This loan was taken at an interest rate equivalent to the TIIE rate plus 1 percentage point, the 2018 interest was $ 65,664, and payments were received for $296,959 plus an adjustment of $3,945 derived from the conversion to national currency, leaving a balance of $579,047 as of December 31, 2018. The term of the loan is indefinite but could be terminated by any of the parties thirty days in advance with a written notice.

In 2016, a revolving loan of $ 1,549,352, was granted to Proyectos Comerciales el Ninzi, S.A. de C.V., at an interest rate equivalent to the TIIE rate plus 1 percentage point, which will have to be paid when the loan is paid off. The interest up to that date were $18,906 plus the value added tax of $2,790 leaving a balance of $1,571,048 as of December 31, 2016. The 2017 interest was $124,873 leaving a balance of $1,695,921 as of December 31, 2017. The 2018 interest was $136,022 and payments were received for $1,455,153 leaving a balance of $376,790 as of December 31, 2018. The term of the loan is indefinite but could be terminated by any of the parties thirty days in advance with a written notice.

In the case of the loan and interest with the subsidiaries of Industrias CH, S.A.B. de C.V., if they are not paid by them, the loan and interests will be paid by Industrias CH, S.A.B. de C.V., main shareholder of Grupo Simec S.A.B. de C.V.

In the case of the loan and interest with Proyectos Comerciales el Ninzi, S.A. de C.V., if they are not paid by them, the loan and interest will be paid by either its parent company, Controladora VG, S.A. de C.V. (“CVG”), or by Mr. Rufino Vigil, main shareholder of Industrias CH, S.A.B. de C.V., who is the main shareholder of Grupo Simec S.A.B. de C.V.

	December 31,
	2 0 1 8	As restated 2 0 1 7
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$1,854	$1,854
Industrias CH, S.A.B. de C.V.	205,879	205,902
Perfiles Comeciales Sigosa, S.A. de C.V.		2,096
Holding Protel, S.A. de C.V.		1,593
Pytsa Industrial, S.A. de C.V.		3,083
Operadora Perfiles Sigosa, S.A. de C.V.	112,587	11,777
Operadora Pytsa Industrial, S.A. de C.V.	5,185	20,381
Tuberias Procarsa, S.A. de C.V.	1,942	3,866
Compañia Manufacturera de Tubos, S.A. de C.V.	6,220
Others	924	1,124
	$334,591	$251,676

The balance of Compañia Manufacturera de Tubos, S.A. de C.V. as of December 31, 2018 corresponds to an extra payment which will be returned in 2019. The other accounts payable correspond to services and / or purchases of finished products according to their activity.

Loans from related parties:
Industrias CH, S.A.B. de C.V.	$		$226,820
Tuberias Procarsa, S.A. de C.V.			591,789
Procarsa Tube and Pipe Co.			59,648
Pytsa Industrial de Mexico, S.A. de C.V.			102,550
			980,807
Total		$334,591	$1,232,48384

As of December 31 2017, the balances payable to Industrias CH, S.A.B. de C.V., Tuberias Procarsa, S.A. de C.V., Procarsa Tube and Pipe Co. and Pytsa Industrial de México, S.A. de C.V., correspond, mainly, to loans received in U.S. Dollars, equivalent to USD $ 50 million, with an indefinite term, which generate interest at the 0.25% annual rate primarily to finance acquisitions, debt redemptions and bank loan amortization and interest payments. In the case of Industrias CH, S.A.B. de C.V., in 2016 a part of the loan was restructured in MX, Pesos.

19)	Cost of sales and expenses by their nature

At the years ended at December 31, 2018, 2017 and 2016, the cost of sales and administration expenses consist of the following:

	2 0 1 8	2 0 1 7	2 0 1 6

Raw materials and consumables	$15,565,242	$11,268,400	$10,968,932
Electrical energy	2,536,387	2,123,658	1,767,149
Ferroalloys	1,973,586	1,734,914	1,403,206
Refractories	613,563	492,781	466,815
Oxygen	279,272	213,838	211,051
Electrodes	1,463,091	419,741	276,473
Gas and fuels	766,163	612,605	518,072
Labor	3,181,556	2,699,414	2,931,108
Operation materials	954,415	1,000,752	890,002
Depreciation and amortization	1,112,418	1,465,759	1,429,380
Maintenance	2,243,255	2,586,507	2,565,772
Other expenses	954,379	615,100	625,120
	$31,643,327	$25,233,469	$24,053,080

	2 0 1 8	2 0 1 7	2 0 1 6

Cost of sales	$30,563,315	$23,994,526	$22,775,593
Administrative expenses	1,080,012	1,238,943	1,277,487
	$31,643,327	$25,233,469	$24,053,080

20)	Other (income) expenses, net

The components of other income (expenses) net, in the years ended December 31, 2018, 2017 and 2016, are the following:

	2 0 1 8	2 0 1 7	2 0 1 6

Cancellation of balances	$786	$2,615	$9,844
Uninstalling expenses of equipment Fuch			35,293
Land treatments in Pacific Steel, Inc.	8,922	7,674	9,833
Other expenses	9,708	10,289	54,970

Sale of scrap	(9,865)	(10,434)	(10,428)
Recovery of loss	(6,405)

Update of balances in favor in taxes	(2,699)	(519)	(1,739)
Other income	(5,791)	(6,270)	(6,605)
Other income	(24,760)	(17,223)	(18,772)
Other (income) and other expenses, net	$(15,052)	$(6,934)	$36,198

21)	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of its earnings. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management – The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	Currency: Mexican peso
	December 31,
	2 0 1 8		2 0 1 7

Short – term assets		$11,649,108		11,228,846
Short – term liabilities		5,567,083		4,763,682

Net monetary asset position in foreign currency		$6,082,025		$6,465,164

Equivalent in U.S. Dollars (thousands)	USD$	309,414	USD$	327,592

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

	(In thousands of US dollars)
	December 31,
	2 0 1 8	2 0 1 7

Bank loans credit lines:
Drawn balances	$350,000	$350,000
Undrawn balances	128,681	108,865
Available line balance	$221,319	$241,135

22)	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven Republic plants six of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 3% and 4% of the segment’s total sales in 2018 and 2017, respectively, of all the sales of the segment. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2018
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$20,507,794	$9,246,444	$5,924,015	$		$35,678,253
Cost of sales	(15,715,761)	(9,294,352)	(5,553,202)			(30,563,315)

Gross profit (loss)	4,792,033	(47,908)	370,813			5,114,938
Administrative expenses	(592,218)	(267,905)	(219,889)			(1,080,012)
Other income (expenses), net	11,367	3,685				15,052
Interest income	307,279	5,542				312,821
Interest expense	52,226	(99,985)	(103,141)		134,389	(16,511)
Exchange rate gain (loss), net	445,289	7,522	(602,747)		3,040	(146,896)

Income (loss) before income taxes	5,015,976	(399,049)	(554,964)		137,429	4,199,392

Income taxes	905,482	7,145	(160,165)			752,462

Net income (loss) for the year	$4,110,494	$(406,194)	$(394,799)		$137,429	$3,446,930

Other information:
Depreciation and amortization	$587,407	$268,635	$256,376			$1,112,418

Total assets	40,617,874	10,181,967	6,733,362		$(8,679,380)	48,853,823

Total liabilities	8,458,465	10,815,692	2,750,043		(8,679,380)	13,344,820

Acquisitions of property, plant and equipment	1,552,587	433,154	8,724			1,994,465

	Year ended December 31, 2017 As restated
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$17,125,369	$8,370,999	$3,204,082	$		$28,700,450
Cost of sales	13,340,648	7,814,180	2,839,698			23,994,526

Gross profit (loss)	3,784,721	556,819	364,384			4,705,924
Administrative expenses	(753,676)	(257,001)	(228,266)			(1,238,943)
Other income (expenses), net	(98,915)	105,849				6,934
Interest income	252,074	217				252,291
Interest expense	(7,459)	(50,962)	(65,186)		69,203	(54,404)
Exchange rate gain (loss), net	(1,291,909)	(26,256)	1,861		661,942	(654,362)

Income (loss) before income taxes	1,884,836	328,666	72,793		731,145	3,017,441

Income taxes	786,902	322,444	13,463			1,122,809

Net income (loss) for the year	$1,097,934	$6,222	$59,330		$731,145	$1,894,631

Other information:
Depreciation and amortization	$677,665	$538,699	$249,395			$1,465,759

Total assets	32,878,144	10,548,895	5,356,860		$(2,807,367)	45,976,532

Total liabilities	1,134,438	10,760,999	2,570,925		(2,807,367)	11,658,995

Acquisitions of property, plant and equipment	2,394,541	622,785	22,175			3,039,501

	Year ended December 31, 2016 As restated
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$16,361,808	$9,339,527	$1,814,230		$27,515,565
Cost of sales	13,724,880	7,332,094	1,718,619		22,775,593

Gross profit (loss)	2,636,928	2,007,433	95,611		4,739,972

Administrative expenses	(901,849)	(298,967)	(76,671)		1,277,487
Other income (expenses), net	(40,134)	1,481,573		(1,477,637)	(36,198)
Interest income	139,886	147			140,033
Interest expense	15,053	45,120	50,980	$(70,983)	40,170
Exchange rate gain (loss), net	2,343,393	42,727	765,684	(1,376,820)	1,774,984

Income (loss) before income taxes	4,163,171	3,187,793	733,644	(2,783,474)	5,301,134

Income taxes	678,020	256,089	2,285		936,394

Net income (loss) for the year	$3,485,151	$2,931,704	$731,359	$(2,783,474)	$4,364,740

Other information:
Depreciation and amortization	$620,354	$551,650	$257,377		$1,429,381

Total assets	33,152,640	9,684,303	5,293,891	$(6,463,293)	41,667,541

Total liabilities	4,161,650	9,893,536	2,325,325	(7,940,930)	8,439,581

Acquisitions of property, plant and equipment	2,169,375	816,586	114,298		3,100,259

Information on products:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
Light structural	$1,654,720	$1,557,567	$1,467,727
Structural	2,441,079	2,232,979	3,321,771
Bars	1,575,291	1,065,731	1,122,116
Rebar	12,363,530	8,931,862	7,449,278
Flat rebar	2,271,347	1,552,578	1,090,841
Hot rolled bars	9,549,286	8,594,130	7,729,167
Cold drawn bars	3,779,385	3,370,150	3,207,924
Others	2,043,615	1,395,453	3,126,741
	$35,678,253	$28,700,450	$27,515,565

Information about geographical areas:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Mexico	$20,421,529	$16,712,874	$16,077,884
USA	8,975,585	8,333,259	9,198,561
Brazil	5,932,297	3,214,117	1,828,279
Canada	267,606	370,803	350,673
Latin America	60,578	30,173	34,932
Other (Europe and Asia)	20,658	39,224	25,236
	$35,678,253	$28,700,450	$27,515,565

23)	Contingencies

As of December 31, 2018, the Company has the following contingencies:

a. Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America, for which main activity is the purchase and sale of scrap, has the following environmental contingencies:

California Department of Toxic Substances Control

On September 2002, the Department of Toxic Substances Control (DTSC) inspected PS facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighboring property, which PS rents from a third party (BNSF Railway). In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment; consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws in the State of California and imposed the obligation to remedy the site. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay USD$ 0.2 million, which has been paid.

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, the Mexicali plant began the process of importing non-RCRA soil for final disposal in a secure landfill based in Nuevo Leon State. This landfill is deposited after the separation of the metal content, which is used as raw material in the smelting process. PS has completed the shipment of non-RCRA soil for final disposal in Nuevo Leon State at this time.

The disposition of a stack estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) was also considered for shipment to Mexico. The process began in early 2013, but the response from the authorities was slow. Therefore, on April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received where PS is required to, in the absence of obtaining permission from the Mexican authorities; present a program for transport the pile of contaminated soil classified as RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This letter warned that PS must ship the RCRA soil no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

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

On January 5, 2016, the Attorney General and PS stipulated to filing a "final judgment and order on consent" or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

- PS to pay USD$ 0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

- Remove the RCRA soil pile and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

- After removing the RCRA soil pile, the Company must take samples of the soil in the area where the RCRA soil pile was located. Samples were taken and the results indicated that the soil had pollution levels that exceed the limits set by the State. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove soil 10 feet across and 2 feet deep on the perimeter of the area where the RCRA soil pile was located and dispose of it in an approved confinement. Instead, PS convinced DTSC to enter into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Tolling Agreement was extended on August 10, 2018, for an additional two-year period. This Tolling Agreement remains in force as of December 31, 2018, and will end as of August 10, 2020.

- The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004.

PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2018, it is unclear what will be the appropriate remedy to implement at the PS site, when the CMS will be completed, how long remediation will take, and how much it will cost.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.6 million and USD$ 2.7 million were recorded as of December 31, 2018 and 2017, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2018, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.6 million, (USD$ 1.0 million and USD$ 1.7 million in 2017), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

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

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On January 19, 2017, the Company was notified with the excerpt issued by the General Direction of Crimes and Sanctions of the National Banking and Exchange Commission (CNBV), for the probable realization, in the re-purchase of own stock operations, of several behaviors that, under the judgment of the CNBV, could be different to the ones established in the “Ley del Mercado de Valores (LMV)”. On February 9, 2017 Grupo Simec filed the statement of manifestations to the administrative sanction procedure. The resolution was favorable for the company, issued on May 15, 2018.

On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which claims the payment of USD $ 1.4 million plus expenses, for the concept of additional costs, incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. The panel of arbitrators is already constituted and the resolution of the matter is in process.

j.	In February 2017, the Securities and Exchange Commission ("SEC") notified the Company of the opening of an investigation to determine if the Company's management committed infractions of US federal securities laws related to the failure to maintain internal control over financial reporting. This investigation is derived, in part, from the failures in these systems which were reported in the 20-F (Annual Report) for the fiscal year 2015. On February 21, 2016, the Company began implementing the corrective measures recommended by a specialist firm in order to better comply with the COSO framework. On January 29, 2019, the Company reached a settlement with the SEC. Under the terms of the settlement, the Company paid a civil penalty of USD $200,000 and retained an independent consultant to ensure remediation of material weaknesses and the implementation and maintenance of internal controls over financial reporting. The Company’s remediation efforts continue.

k.	During the year 2018 Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018 the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to $ 5,880 million.

24)	Retrospective restatement of the 2016 and 2017 financial statements.

During 2018, the Company identified certain misstatements in the financial statements as of and for the years ended December 31, 2017 and 2016. The Company has restated the balances and results for these periods as presented in the report in accordance with the guidance of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

These involuntary errors were specifically that significant information related to transactions was not available to the accounting staff in regards to some non-routine transactions. This lack of timely, accurate information lead to incorrect accounting treatments and misstatements to the financial statements.

These errors relate to the recording of advances made to related parties and the accrual of related interest income.

For this reason, the accrued interest and the related income tax effect of certain loans granted to related parties were not previously recognized in the Company’s financial statements. The interest to be recognized through the restatement is as follows:

Company name	Balance as of December 31st, 2016	2016 Recognized Interest	2017 Recognized Interest
Perfiles Comerciales Sigosa, S.A. de C.V.	$ 705,064	$ 24,632	$ 60,383
Proyectos Comerciales el Ninzi, S.A. de C.V.	1,571,048	1,467	124,873
Industrias CH, S.A.B. de C.V.	88,433	5,783	12,797
Total interest income		31,882	198,053

Corresponding income tax		(10,353)	(24,949)

Additional profit recognized in the financial statements		$ 21,529	$ 173,104

Earnings per share before correction		$ 5.93	$ 3.49

Earnings per share after correction		$ 5.97	$ 3.84

There were additional errors identified in the presentation of accounts and loans receivable with related parties in the 2016 and 2017 financial statements. These errors relate to the classification of certain balances as short-term assets which are long-term assets. There were additional corrections related to the reclassification of certain accounts payable to loans payable.

The balances of related parties that were corrected through reclassification from the short-term assets to the long-term asset (after recording the interest described above) were:

	2016	2017
Non current assets
Accounts receivable:
Industrias CH, S.A.B. de C.V.	648,239	648,281
Total	648,239	648,281

Long-term loans:
Industrias CH, S.A.B. de C.V.	88,433	530,281
Perfiles Comerciales Sigosa, S.A. de C.V.	705,064	806,397
Proyectos Comerciales el Ninzi, S.A. de C.V.	1,571,048	1,695,921
Total	2,364,545	3,032,599

Current liabilities
Accounts payable (Adjustment):
Industrias CH, S.A.B. de C.V.	(204,917)	(205,902)
Perfiles Comerciales Sigosa, S.A. de C.V.	(2,122)	(2,096)
Tuberías Procarsa, S.A de C.V	(3,943)	(3,866)
Accounts payable other		(51)
Total	(210,982)	(211,915)

Loans (Adjustment):
Industrias CH, S.A.B. de C.V.	(998)
Tuberías Procarsa, S.A de C.V	3,943	3,866
Pytsa Industrial, S.A. de C.V.	(437)	(50)
Total	2,508	3,816

Transfer of current liabilities:
Accounts receivable	(329,134)	(329,521)
Loans	(2,443,294)	(2,913,325)

Recorded interest	(31,882)	(229,935)

The changes to the financial statements resulting from such changes were as follows:

Consolidated Balance Sheet

	2016		2017
	Previously presented	Modified	Previously presented	Modified
Assets
Current assets:
Related parties receivables	506,235	177,101	530,985	201,464
Loans to related parties	2,443,294		2,913,325
Total current assets	23,007,128	20,234,700	26,109,102	22,866,256
Non-current related parties receivables		648,239		648,281
Non-current loans to related parties		2,364,545		3,032,599
Total assets	41,639,372	41,879,728	45,538,497	45,976,531

Liabilities and equity
Current liabilities:
Related parties payable	7,867	218,849	39,761	251,676
Loans from related parties	1,012,667	1,010,159	984,623	980,807
Income tax	44,324	54,677	18,828	53,930
Total current liabilities	5,518,990	5,737,817	7,236,668	7,480,069
Total liabilities	8,429,228	8,648,055	11,415,594	11,658,995
Equity:
Retained earnings	19,053,138	19,074,667	20,774,810	20,969,443
Total controlling interest	33,315,330	33,336,859	34,231,475	34,426,108
Total equity	33,210,144	33,231,673	34,122,903	34,317,536
Total liabilities and equity	41,639,372	41,879,728	45,538,497	45,976,531

Consolidated Comprehensive Income Statement

	2016		2017
	Previously presented	Modified	Previously presented	Modified
Interest income	108,151	140,033	54,238	252,291
Income before income taxes	5,269,252	5,301,134	2,819,387	3,017,440
Income taxes	- 926,041	- 936,394	- 1,097,860	- 1,122,809
Net profit for the year	4,343,211	4,364,740	1,721,527	1,894,631
Comprehensive income for the year	7,150,508	7,172,037	1,191,622	1,364,726
Net income attributable to:
Controlling interest	2,884,834	2,906,363	1,721,672	1,894,776
Net income for the year	4,343,211	4,364,740	1,721,527	1,894,631
Comprehensive income attributable to:
Controlling interest	5,803,840	5,825,369	1,195,008	1,368,112
Comprehensive income net for the year	7,150,508	7,172,037	1,191,622	1,364,726
Income per share (controling interest)
(Mexican pesos)	$ 5.93	$ 5.97	$ 3.49	$ 3.84

Consolidated Statements of Changes in Equity

Changes in these financial statements may be seen in the Consolidated Statements of Changes in Equity of the year page 5.

Consolidated Statements of Cash Flows

	2016		2017
	Previously presented	Modified	Previously presented	Modified
Net income of the year	4,343,211	4,364,740	1,721,527	1,894,631
Adjustments:
Interest income from investing activities	- 108,151	- 140,033	- 54,238	- 252,291
Income tax	926,041	936,394	1,097,860	1,122,809
(increase) Related parties receivable	- 55,863	- 172,322	- 453,754	- 41,311
Net cash flows provided by operating activities	5,822,213	5,705,754	2,771,912	3,184,355
Investing activities:
loans granted to related parties		- 2,277,256		- 412,443
Net cash flows (used) provided by investing activities	- 3,165,639	- 5,442,895	2,705,919	3,118,362
Financing activities:
Loans granted to related parties	- 2,393,715
Net cash flows (used) provided by financing activities	- 1,495,630	898,085

The modifications for errors in the register of interests in receivables, in the presentation and reclassification of accounts receivable and payable from related parties are presented below:

		ADJUSTMENTS		M O D I F I C A T I O N / P R E S E N T A T I O N
	Balance with no modifications as of 31/12/2016	2016 Interests	Accounts payable Transaction	Adjustment	Long term accounts receivable taxes	Long term loans payable	Loans payable	Total adjustment	Balance as of 31/12/2016
Accounts receivable:
Industrias CH, S.A.B. de C.V.	475,395	5,783	204,917	-38,854	-648,239		998	-475,395	0
Pytsa Industrial de México, S.A. de C.V.							437	437	437
Other accounts receivable by operation	30,840								30,840
	506,235
Loans:
Industrias CH, S.A.B. de C.V.	49,579			38,854		-88,433		-49,579	0
Proyectos Comerciales el Ninzi, S.A. de C.V.	1,715,405	1,467				-1,571,048		-1,569,581	145,824
Perfiles Comerciales Sigosa, S.A. de C.V.	678,310	24,632	2,122			-705,064		-678,310	0
	2,443,294
Total	2,949,529	31,882	207,039	0	-648,239	-2,364,545	1,435	-2,772,428	177,101

	Modified balance for presentation as of 31/12/2016	2017 Interest	Loan	Difference from changes	Transactions of the year	Adjusted balance 31/12/2017
Accounts receivable:
Pytsa Industrial de México, S.A. de C.V.	437				-387	50
Proyectos Comerciales el Ninzi, S.A. de C.V.	145,824					145,824
Other accounts receivable by operation	30,840				24,750	55,590
	177,101	0	0	0	24,363	201,464
Long term accounts receivable:
Industrias CH, S.A.B. de C.V.	648,239				42	648,281
	648,239				42	648,281
Long term loans payable:
Industrias CH, S.A.B. de C.V.	88,433	12,797	412,443	16,608		530,281
Perfiles Comerciales Sigosa, S.A. de C.V.	705,064	60,383		40,950		806,397
Proyectos Comerciales el Ninzi, S.A. de C.V.	1,571,048	124,873				1,695,921
Total	2,364,545	198,053	412,443	57,558	0	3,032,599

	Adjusted balance 31/12/2017	Interest	VAT on invoiced interest	Loans	Difference from changes	Payments	Transactions of the year	Adjusted balance 31/12/2018
Accounts receivable:
Pytsa Industrial de México, S.A. de C.V.	50						-50
Proyectos Comerciales el Ninzi, S.A. de C.V.	145,824					-145,824
Other accounts receivable by operation	55,590						-39,859	15,731
	201,464					-145,824	-39,909	15,731
Short term loans:
Compañía Laminadora Vista Hermosa, S.A. de C.V.		915		182,256				183,171
Compañía Manufacturera de Tubos, S.A. de C.V.		1,039		43,433				44,472
Operadora Compañia Mexicana de Tubos SA		885		37,347				38,232
		2,839	0	263,036	0	0	0	265,875
Long term accounts receivable:
Industrias CH, S.A.B. de C.V.	648,281							648,281
	648,281	0	0	0	0	0		648,281
Long term loans payable:
Industrias CH, S.A.B. de C.V.	530,281	22,953	2,714	214,028	1,732	-41,430		730,278
Perfiles Comerciales Sigosa, S.A. de C.V.	806,397	65,664			3,945	-296,959		579,047
Proyectos Comerciales el Ninzi, S.A. de C.V.	1,695,921	136,022				-1,455,153		376,790
Total	3,032,599	224,639	2,714	214,028	5,677	-1,793,542	0	1,686,115

	Balance with no modifications as of 31/12/2016	Transfer of accounts receivable for presentation	Transfer of loans payable for presentation	Modified balances for presentation 31/12/216
Accounts payable:
Industrias CH, S.A.B. de C.V.		204,917		204,917
Tuberías Procarsa, S.A. de C.V.			3,943	3,943
Perfiles Comerciales Sigosa, S.A. de C.V.		2,122		2,122
Other accounts payable by operation	7,867			7,867
Total	7,867	207,039	3,943	218,849
Loans:
Industrias CH, S.A.B. de C.V.	221,628	998		222,626
Tuberías Procarsa, S.A. de C.V.	622,061		-3,943	618,118
Procarsa Tube and Pipe Co.	62,303			62,303
Pytsa Industrial de México, S.A. de C.V.	106,675	437		107,112
Total	1,012,667	1,435	-3,943	1,010,159

	Modified balances for presentation 31/12/216	Transactions of the year	Interest	Difference in changes	Adjusted balance 31/12/2017
Accounts payable:
Industrias CH, S.A.B. de C.V.	204,917	985			205,902
Tuberías Procarsa, S.A. de C.V.	3,943	-77			3,866
Perfiles Comerciales Sigosa, S.A. de C.V.	2,122	-26			2,096
Other accounts payable by operation	7,867	31,945			39,812
Total	218,849	32,827	0	0	251,676
Loans:
Industrias CH, S.A.B. de C.V.	222,626		4,194		226,820
Tuberías Procarsa, S.A. de C.V.	618,118		1,449	-27,778	591,789
Procarsa Tube and Pipe Co.	62,303		146	-2,801	59,648
Pytsa Industrial de México, S.A. de C.V.	107,112		251	-4,813	102,550
Total	1,010,159	0	6,040	-35,392	980,807

	Adjusted balance 31/12/2017	Transactions of the year	Interest	Difference from changes	Payment	Adjusted balance 31/12/2018
Accounts payable:
Industrias CH, S.A.B. de C.V.	205,902	-23				205,879
Tuberías Procarsa, S.A. de C.V.	3,866	-1,924				1,942
Perfiles Comerciales Sigosa, S.A. de C.V.	2,096	-2,096
Other accounts payable by operation	39,812	86,958				126,770
Total	251,676	82,915	0	0	0	334,591
Loans:
Industrias CH, S.A.B. de C.V.	226,820		5,570		-232,390	0
Tuberías Procarsa, S.A. de C.V.	591,789		1,321	-2,363	-590,747	0
Procarsa Tube and Pipe Co.	59,648		132	-370	-59,410	0
Pytsa Industrial de México, S.A. de C.V.	102,550			-2,029	-100,521	0
Total	980,807	0	7,023	-4,762	-983,068	0

25)	Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600 thousand metric tons of liquid steel per year and 450 thousand metric tons of rolled steel products. This plant has more than 500 employees and can produce rod and light structural profiles. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espírito Santo on a land of more than 1,200,000 m2.

The Itauna unit has an installed capacity to produce 120,000 metric tons per year of steel laminate products and can manufacture light structural profiles and rods. The plant is located in the city of Itauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte and has 94 employees. The factory is leased under a contract expiring in August 2020.

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2018, 2017 and 2016, rental expenses relating to operating leases amounted to USD$ 0.7 million, USD$ 0.5 million, and USD$ 1.1 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2018, 2017 and 2016, the Company recognized income from this agreement of USD$ 2.8 million, USD$ 1.0 million and USD$ 1.0 million, respectively. Unlike the previous contract the payments are earned by event and how they accrue.

d.	In January 2013, the Company signed a product supply agreement for 15 years with Air Products and Chemicals, Inc. The agreement required that Air Products and Chemicals build and install a plant for the production of oxygen, nitrogen, and argon in the facilities of Lorain, Ohio. The term of 15 years of this agreement would come into force at the time the plant becomes operational. The plant did not start operations as indicated in Note 10. In August 2016, the Company signed a new agreement with Air Products and Chemicals, Inc., to acquire the previously installed plant, for an amount of USD $ 30 million and cancel in its entirety the supply contract. The amount of the purchase was agreed to settle it in the following way: an initial payment of USD $ 1.2 million and the remaining of USD $ 28.8 million over a period of 6 years with monthly payments equal to USD $ 0.4 million, without any interest payment.

e.	In connection with a sales and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016. The Company does not agree with the evaluation in its entirety and has filed a Reevaluation Petition on January 30, 2017 appealing the assessment to the Ohio Board of Tax Appeals. As of July 30, 2019, no resolution has been obtained on this appeal.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2018 or 2017 that recognizes the evaluation or any estimated amount of liquidation.

f.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.1 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA. All monthly payments with monthly due date 6 days after the closing date of the month. The contract ends in February 2019.

g.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.3 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, starting the supply in 2019. All payments with monthly maturity 6 days after of the month end closing. The contract ends in February 2020.

h.	In December 2017, the Company entered into a contract with the supplier COMERC, LTDA. for an amount of USD $ 5.2 million for the purchase of 8,000 MWH of energy per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA. All payments with monthly due date 6 days after of the month end closing. The contract ends in February 2019.

i.	On February 22, 2018, a contract was signed with Primental Technologies of Italy, the United States of America and Mexico for the construction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. An advance payment of 20% has already been paid for USD $ 1.67 million and the placement of the letters of credit is in process. The term of execution of the project is 16 months and a budget of $ 23.2 million dollars is estimated.

26)	Consolidated financial statements issuance

These consolidated financial statements have been issued on July 30, 2019 by Ing. Luis García Limón and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Directors.