Form 20-F
period 2019-12-31
GROUP SIMEC SA DE CV
filed 2020-06-05
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F

___________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

_________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares (each representing one Series B share) Series B Common Stock	SIM	NYSE American NYSE American*

*	Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series B Common Stock — 463,979,288 shares as of December 31, 2019

_________________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Table of Contents

PART III	100

Item 17. Financial Statements	100

Item 18. Financial Statements	100

Item 19. Exhibits	100

CERTAIN TERMS

Grupo Simec, S.A.B. de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”). Unless the context requires otherwise, when used in this annual report, the terms “we,” “our,” “the company,” “our company” and “us” refer to Grupo Simec, S.A.B. de C.V., together with its consolidated subsidiaries.

References in this annual report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico. References in this annual report to “real” are to the lawful currency of Brazil. References to “tons” in this annual report refer to tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in pesos.

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished into round square, or hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 18.8727 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2019. On May 27, 2020, the interbank transactions rate for the peso was Ps. 22.5630 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including, but not limited to, our statements regarding the ongoing effects of the coronavirus (COVID-19) pandemic on both our projected customer demand and supply chain, as well as our operations and financial performance, our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources, are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, we cannot assure you that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, the following:

●	the overall global economic environment and risks associated with the COVID-19 pandemic;

●	factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican, U.S. and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

●	our inability to operate at high capacity levels;

●	the costs of compliance with Mexican and U.S. environmental laws;

●	future capital expenditures and acquisitions;

●	future devaluations of the peso;

●	the imposition by Mexico of foreign exchange controls and price controls;

●	the influence of economic and market conditions in other countries on Mexican securities; and

●	the factors discussed in Item 3.D – “Risk Factors” below.

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

This annual report includes our consolidated financial statements as of December 31, 2018 and 2019 and for each of the three years ended December 31, 2017, 2018 and 2019, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos, our reporting currency. See Note 4 to our consolidated financial statements included elsewhere herein.

Some of our operations have a different functional currency than the Mexican peso, our reporting currency. A functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The U.S. dollar was considered as the functional currency of all our U.S. subsidiaries and the Brazilian real was considered as the functional currency for all our Brazil plants; therefore, the financial statements of these subsidiaries were translated into Mexican pesos by applying:

●	The exchange rates at the balance sheet date, to all assets and liabilities.

●	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption “translation effects of foreign subsidiaries.” Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

The translation effect in the results of operations for the years ended December 31, 2017, 2018 and 2019 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos to U.S.$1.00)	Change
December 31, 2017	19.7354	(0.9286)
December 31, 2018	19.6566	(0.0788)
December 31, 2019	18.8727	(0.7839)

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information as of December 31, 2015 and for the year ended December 31, 2015 has been derived in part from our consolidated financial statements, which have been reported on by Castillo Miranda y Compañía, S.C., a member practice of BDO International Limited (“BDO-Castillo”), and the selected financial and operating information as of and for the years ended December 31, 2016, 2017, 2018 and 2019 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Marcelo de los Santos y Cía., S.C. a practice member of Moore Global Network Limited (before Moore Stephens International Limited). BDO-Castillo has relied on the audited consolidated financial statements of Corporación Aceros DM., S.A. de C.V. (“Aceros DM”) and its subsidiaries and affiliates, reported on by Moore Stephens. The financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA, as of December 31, 2015 and for the year ended December 31, 2015, have been reported by BDO RCS Independent Auditors SS (“BDO – RCS”), and for the years ended December 31, 2016, 2017, 2018 and 2019, the financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA have been reported by Moore Lima Lucchesi Auditores Independentes (“Moore Global–Lima”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2015	2016	2017	2018	2019	2019 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Selected Consolidated Statements of Comprehensive Income Data:

Net sales	24,476	27,516	28,700	35,678	34,171	1,811
Cost of sales	23,097	22,776	23,994	30,563	30,067	1,593
Impairment of property, plant and equipment	2,072	-	-	-	-	-
Gross profit (loss)	(693)	4,740	4,706	5,115	4,104	217
Administrative expenses	1,163	879	954	923	1,417	75
Depreciation and amortization	419	398	285	157	220	12
Other (expense) income, net	173	(36)	7	15	(137)	(7)
Interest income	34	140	252	312	146	8
Interest expense	40	40	54	16	55	3
Foreign exchange gain (loss)	(382)	1,774	(654)	(147)	(785)	(42)
Income (loss) before taxes	(2,490)	5,301	3,018	4,199	1,636	87
Income tax expense	771	936	1,123	752	3,276	174
Net income (loss)	(3,261)	4,365	1,895	3,447	(1,640)	(87)
Non-controlling interest income (loss)	(2,047)	1,458	-	(206)	(4)	(0)
Controlling interest income (loss)	(1,214)	2,907	1,895	3,653	(1,636)	(87)
Net income (loss) per share(2)	(2.47)	5.97	3.84	7.46	(3.52)	(0.19)
Net income (loss) per ADS(2)	(7.40)	17.94	11.52	22.38	(10.56)	(0.57)
Weighted average shares outstanding (thousands)(2)	492,421	486,516	493,918	489,537	465,069	465,069
Weighted average ADSs outstanding (thousands)(2)	164,140	162,172	164,639	163,179	155,023	155,023

Selected Consolidated Balance Sheet Data:

Total assets	32,244	41,880	45,977	48,854	46,052	2,440
Total short-term liabilities	5,588	5,738	7,480	8,992	9,324	494
Total long-term liabilities(3)	1,535	2,910	4,179	4,353	4,118	218
Total stockholders’ equity	25,121	33,232	34,318	35,509	32,610	1,728

Selected Consolidated Statements of Cash Flows Data:

Cash provided by operating activities	(382)	5,706	3,184	3,224	1,043	55
Cash provided by (used in) financing activities	(285)	898	(374)	(2,641)	(211)	(11)
Cash (used in) provided by investing activities	(655)	(5,443)	(3,118)	(820)	(107)	(6)

Other Data:

Capital expenditures	648	3,100	3,040	1,994	1,271	67
Adjusted EBITDA(4)	1,058	4,892	4,933	5,147	3,576	190
Working capital(5)	11,392	14,497	15,386	17,109	16,695	885
Depreciation and Amortization	1,261	1,429	1,466	1,112	1,109	59
Dividends declared	0	0	0	0	0	0

	As of and for Year Ended December 31,
	2015	2016	2017	2018	2019	2019 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(6)	4,330	4,132	4,001	4,480	4,896	N/A
Mexico	1,452	1,495	1,404	1,374	1,294	N/A
United States, Canada, Brazil and elsewhere outside Mexico	574	590	687	818	1,055	N/A
Total tons shipped	2,026	2,085	2,091	2,192	2,349	N/A
SBQ steel	929	761	733	706	618	N/A
Structural and other steel products	1,097	1,324	1,358	1,486	1,731	N/A
Number of employees	4,420	3,973	3,767	4,685	4,201	N/A
Per Ton Data:

Net sales per ton(7)	12,081	13,197	13,725	16,276	14,547	771
Cost of sales per ton(7)	11,400	10,924	11,475	13,943	12,800	678
Adjusted EBITDA(4) per ton(7)	522	2,346	2,359	2,348	1,522	81

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 18.8727 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2019.

(2)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means net income (loss) excluding: (i) depreciation, amortization and impairment expense; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

Adjusted EBITDA does not represent, and should not be considered as, an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. You should bear in mind that Adjusted EBITDA is not defined and is not a recognized financial measure under Mexican Financial Reporting Standards (“MFRS”), U.S. GAAP or IFRS and that it may be calculated differently by different companies and must be read in conjunction with the explanations that accompany it. Adjusted EBITDA as presented in this table does not take into account our working capital requirements, debt service requirements and other commitments.

We believe that Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies in our industry because it excludes the effect of: (i) depreciation, amortization and impairment loss, which represents a non-cash charge to earnings; (ii) certain financing costs, which are significantly affected by external factors, including interest rates and foreign currency exchange rates, which can have little bearing on our operating performance; (iii) other income (expense) that are non-recurring operations; and (iv) income tax expense and employee statutory profit-sharing expense. However, Adjusted EBITDA has certain significant limitations, including that it does not include the following items:

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019(1)
	(millions of pesos)					(millions of U.S. dollars)

Net income (loss)	(3,261)	4,365	1,895	3,447	(1,640)	(87)
Impairment of property, plant and equipment	2,072	-	-	-	-	-
Depreciation and amortization	1,261	1,429	1,466	1,112	1,109	59
Other (expense) income	173	(36)	7	15	(137)	(7)
Interest income	34	140	252	313	146	8
Interest expense	40	40	54	16	55	3
Foreign exchange gain (loss)	(382)	1,775	(654)	(147)	(785)	(42)
Income tax expense	771	936	1,123	752	3,276	174
Adjusted EBITDA	1,058	4,892	4,933	5,147	3,576	190

(5)	Working capital is defined as excess of current assets over current liabilities.

(6)	Installed capacity is determined at December 31 of the relevant year.

(7)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31,	High	Low	Average	Period End
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62
2017	21.89	17.48	18.88	19.64
2018	20.67	17.97	19.22	19.63
2019	20.12	18.76	19.25	18.86

Month in 2020	High	Low	Average(1)	Period End
January	18.96	18.68	18.81	18.89
February	19.73	18.57	18.84	19.73
March	25.13	19.33	22.38	23.45
April	24.83	23.42	24.18	23.98
May (through May 22)	24.81	22.74	23.84	22.74

(1)	Average of month-end or daily rates, as applicable.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. Steel prices are sensitive to macroeconomic fluctuations in the global economy, and substantial price decreases during periods of economic weakness have not always been offset by price increases during periods of economic strength. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity relative to local demand. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. Global steel prices decreased in 2013, 2014 and 2015, and global steel prices recovered in 2016, 2017 and 2018. During 2019, global steel prices decreased, a trend which accelerated due to the global COVID-19 pandemic in the first quarter of 2020, although pricing levels have started to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2015 decreased approximately 16%, in 2016 increased approximately 2%, in 2017 increased approximately 31%, in 2018 increased approximately 19% and in 2019 decreased approximately 20%; while prices of ferroalloys in 2015 decreased approximately 9%, in 2016 decreased approximately 13%, in 2017 increased approximately 22%, in 2018 increased approximately 10% and in 2019 increased approximately 1%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

As of December 31, 2019, we had 136,541 metric tons of coking coal inventory, which is one of the principal raw materials used in blast furnaces. We have not used this raw material in recent years because our Lorain, Ohio blast furnace facility has been idle since 2008. We intend to start using coking coal as a substitute for coal in our productive process in our other plants in Mexico and the United States. However, we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 747 million (U.S.$39.6 million) to our coking coal inventory as of December 31, 2019. However, prices for coking coal have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coking coal prices could adversely affect the value of our existing inventory.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Energy costs constitute a significant and increasing component of our costs of operations. Our energy cost was 14.3% of our manufacturing costs for 2019 compared to 12.4% for 2018, 13.1% for 2017, 13.5% for 2016 and 13% for 2015. Our energy costs are driven by the dependence of our production processes on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity decreased approximately 12% in 2015, in 2016 increased approximately 1.5%, in 2017 increased approximately 22%, in 2018 increased approximately 14% and in 2019 increased approximately 1%; and prices for natural gas decreased approximately 23% in 2015, increased approximately 8% in 2016, increased approximately 22% in 2017, increased approximately 28% in 2018 and increased approximately 1.8% in 2019.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2019, we have not entered into derivative financial instruments in Mexico, the United States or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

A sudden slowdown in consumption in, or increase in exports from, China could have a significant impact on international steel prices, affecting our profitability.

As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately half of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market, including as a result of the COVID-19 pandemic, could cause a sizable increase in the volume of Chinese steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including us.

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

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico and the United States. Acquisitions involve special risks, in addition to those described above, that could adversely affect our business, financial condition and results of operations, including the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.

We and our auditors identified material weaknesses in our internal controls over financial reporting from 2011 through 2018, which resulted in our conducting a thorough review and implementing remedial measures in 2019; if the remedial measures we implemented during 2019 are not effective to restore and maintain an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of our Series B shares or the ADSs.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2011, 2012, 2013, 2014, 2015, 2017 and 2018, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting (our management did not assess the effectiveness of our internal controls over financial reporting as of and for the year ended December 31, 2016). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

By letter dated February 13, 2017, the Securities and Exchange Commission (the “SEC”) notified us that the SEC was conducting an informal, and non-public, inquiry into the Company in connection with our internal controls. After cooperating with the SEC and engaging in a thorough review of our internal controls, we implemented remedial measures during 2019, and we settled internal controls charges with the SEC on January 29, 2019. We also agreed to retain an independent consultant and to pay a civil monetary penalty in the amount of U.S.$200,000.Any failure to maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or could cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to implement improvements in our internal controls to address the identified weaknesses could result in our incurring substantial liability for not having met our legal obligation and could also cause investors to lose confidence in our reported financial information, which could have a material adverse impact on the trading price of our Series B shares or the ADSs.

For details about our internal control deficiencies and remediation, see Items 15.B “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C “Attestation Report of the Independent Registered Public Accounting Firms” and 15.D “Changes in Internal Control over Financial Reporting.”

Tariffs, anti-dumping and countervailing duty claims imposed in the future could harm our ability to export our products outside of Mexico, and changes in Mexican tariffs on steel imports could adversely affect the profitability and market share of our Mexican steel business.

International trade-related administrative proceedings, legal actions and restrictions pose a constant risk for our international operations and sales throughout the world. Countries may impose restrictive import duties and other restrictions on imports under various national trade laws. The timing and nature of the imposition of trade-related restrictions potentially affecting our exports are unpredictable. Trade restrictions on our exports could adversely affect our ability to sell products abroad and, as a result, our profit margins, financial condition and overall business could suffer.

One significant source of trade restrictions results from the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether prevent exports to relevant markets. For example, in October 2014, the United States International Trade Commission (USITC) determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bars from Mexico that are sold in the United States at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017. On January 16, 2020, a preliminary dumping rate of 6.75% was imposed on our exports of rebar to the United States of America; however, we expect this dumping rate to decrease following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant in February 2020, during which they did not find the necessary elements to apply the increased dumping rate tariff.

Recent events, including the upcoming 2020 U.S. presidential election, the Covid-19 corona virus pandemic and the continued lack of progress in the U.K.’s Brexit negotiations have resulted in substantial regulatory uncertainty regarding international trade and trade policy. On March 1, 2018, U.S. President Trump announced a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States for an indefinite amount of time under Section 232 of the Trade Expansion Act. On May 17, 2019, the Trump administration announced an agreement with Canada and Mexico to remove the Section 232 tariffs for steel and aluminum imports from those countries and for the removal of all retaliatory tariffs imposed on American goods by those countries. On January 24, 2020, the Trump administration issued a proclamation expanding the remaining Section 232 tariffs on steel and aluminum to include downstream products, effective as of February 8, 2020. It is unclear what impact these protectionist measures will have in 2020, whether they will be effective in increasing or maintaining steel prices and whether they will have an overall negative impact on global macroeconomic conditions.

On November 30, 2018, the U.S., Mexico and Canada agreed a replacement for the North American Free Trade Agreement (NAFTA), the United States Mexico Canada Agreement (USMCA), which will come into effect on July 1, 2020. Under the USMCA, automobiles must have 75% of their components manufactured in Mexico, the U.S., or Canada to qualify for zero tariffs (up from 62.5% under NAFTA), and 40-45% of automobile parts must be made by workers who earn at least $16 an hour by 2023. Mexico agreed to pass new labor laws to give greater protections to workers. These new regulations may increase the costs of producing steel in Mexico and may negatively affect the Company’s steel exports into the U.S. In addition, the Trump administration and the U.S. Congress may make further changes in legislation, regulation and government policy directly affecting our business or indirectly affecting the Company because of impacts on its customers and suppliers. More generally, actions further to President Trump’s suggestions that he may seek to renegotiate other free trade agreements or withdraw the United States from the World Trade Organization could have an adverse effect on the Company’s operations. All of the above, including escalating tariffs on steel imports or a more general trade war, pose a degree of uncertainty which could have a significant adverse effect on steel demand, our results of operations and global macroeconomic conditions generally.

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

As of December 31, 2019, approximately 85% of our non-Mexican and 44% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

Operations at our Lackawanna, New York, facility depend on our continuing right to use certain property and assets of an adjoining facility and the termination of any such rights would interrupt our operations and have a material adverse effect on our results of operations and financial condition.

The operations of our Lackawanna facility depend upon certain service and utility arrangements and understandings with third parties relating to, among other things, our use of industrial water, compressed air, sanitary sewer and electrical power. We have entered into a written agreement, subject to automatic one-year renewals and terminable by either party, for the provision of compressed air to our Lackawanna facility and an option to purchase the equipment at various times and at stated prices. The water pump that services our plant is located on property owned and maintained by another third party, which also continues to furnish industrial water to us on a month-to-month basis. The electric system which services the compressed air equipment, as well as the electric system which services the property on which the compressed air equipment is located, is routed through our electric meter located at a substation on adjacent property owned by the third party providing the compressed air to our facility. In the event of a termination of any of our rights, either due to a failure to negotiate a satisfactory outcome with the third parties providing these services or for any other reason, we could be required to cease all or substantially all of our operations at the Lackawanna facility. Because we produce certain types of products in our Lackawanna facility that we do not produce in our other facilities, an interruption of production at our Lackawanna facility would result in a substantial loss of revenue and could damage our relationships with customers.

Our sales in the United States are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2019, 2018, 2017, 2016 and 2015, sales to our ten largest customers in the United States accounted for approximately 65%, 68.4%, 68.7%, 62.1% and 56.8% of our consolidated revenues in the United States, respectively, and approximately 13.8%, 17.7%, 20%, 18.1% and 21.5% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions (such as interruptions attributable to the COVID-19 pandemic). In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected. In addition, in the event any of our plants were destroyed or significantly damaged or its production capabilities otherwise significantly decreased, we would likely suffer significant losses, and capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our profitability, liquidity and financial condition.

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

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. The United States’ adherence to the four-year exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations.

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

We could incur losses due to product liability claims.

We could experience losses from defects or alleged defects in our steel products that subject us to claims for monetary damages. For example, many of our products are used in automobiles and it is possible that a defect in a vehicle could result in product liability claims against us. In accordance with normal commercial sales, some of our products include warranties that they meet certain agreed upon manufacturing specifications. We cannot assure you that future product liability claims will not be brought against us.

Our controlling shareholder, Industrias CH, S.A.B. DE C.V. (“Industrias CH”), is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

Industrias CH, which is controlled by the chairman of our board of directors, Rufino Vigil González, owns approximately 78% of our shares. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the ADSs.

Mr. Sergio Vigil González is the chief executive officer of Industrias CH, and he also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company, and our board of directors authorizes him by specific authority as a signatory of the Company. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

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

We depend on the performance of our executive officers and key employees. Our senior management has significant experience in the steel industry, and the loss of any member of senior management or our inability to attract and retain additional senior management could materially and adversely affect our business, results of operations, prospects and financial condition. We believe that the SBQ steel market is a niche market where specific industry experience is key to success. We depend on the knowledge of our business and the SBQ industry of our senior management team. In addition, we attribute much of the success of our growth strategy to our ability to retain most of the key senior management personnel of the companies and businesses that we have acquired. Competition for qualified personnel is significant, and we may not be able to find replacements with sufficient knowledge of, and experience in, the SBQ industry for our existing senior management or any of these individuals if their services are no longer available. Our business could be adversely affected if we cannot attract or retain senior management or other necessary personnel.

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

We are increasingly dependent on information technology networks and systems to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for digital marketing activities and electronic communications among us and our clients, suppliers and also among our subsidiaries and facilities. Security breaches or infrastructure flaws can create system disruptions, shutdowns or unauthorized disclosures of confidential information. If we are unable to prevent such breaches or flaws, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information.

Cyber threats are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of a single “hacker” or small groups of “hackers.”

Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. Nevertheless, as cyber threats evolve, change and become more difficult to detect and successfully defend against, one or more cyber-attacks might defeat our or a third-party service provider’s security measures in the future and obtain the personal information of customers or employees. Employee error or other irregularities may also result in a defeat of security measures and a breach of information systems. Moreover, hardware, software or applications we use may have inherent defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. A security breach and loss of information may not be discovered for a significant period of time after it occurs. While we have no knowledge of a material security breach to date, any compromise of data security could result in a violation of applicable privacy and other laws or standards, the loss of valuable business data, or a disruption of our business. A security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could give rise to unwanted media attention, materially damage to our customer relationships and reputation, and result in fines, fees, or liabilities, which may not be covered by our insurance policies.

Risks Related to Global Economic Conditions

The outbreak of COVID-19 and disruptions in the steel industry have had, and are expected to continue to have, an adverse effect on our results of operations, financial condition and cash flows.

The global pandemic resulting from the spread of COVID-19 has had a significant effect on economies, businesses and individuals around the world. Efforts by governments around the world, including in the U.S. and Mexico, to contain COVID-19 have involved, among other things, border closings and other significant travel restrictions; mandatory stay-at-home and work-from-home orders; mandatory business closures; public gathering limitations; and prolonged quarantines. These efforts and other governmental, business and individual responses to the COVID-19 pandemic have led to significant disruptions to commerce, supply chains, credit losses, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term effects of COVID-19 on the domestic and international economy and on public health. Global steel production has been and will continue to be affected by volatility in the market due to the COVID-19 pandemic. We expect steel consumption in the automotive and construction industries to be lower due to delays and reduced demand for steel products in North America and globally. These developments and other consequences of the COVID-19 outbreak have and could continue to materially adversely affect our results of operations, financial condition and cash flows.

On March 31, 2020, the Mexican Ministry of Health published an Administrative Ruling setting out certain “Essential Activities” that may continue to operate during the national state of sanitary emergency. In accordance with the Administrative Ruling and the Ministry of Health’s Technical Guidelines issued on April 6, 2020, we have determined that our business qualifies within the defined “Essential Activity” list. Similarly, the U.S. Department of Homeland Security guidance has identified our business as a critical infrastructure industry, essential to the economic prosperity, security and continuity of the United States. However, although we continue to operate, we have experienced, and are likely to continue to experience, significant reductions in demand and supply chain disruption. For example, the automotive industry, which is one of our significant end markets, has been experiencing a significant amount of disruption at a time of declining demand, resulting in a decline in profitability. We also may experience disruptions to our operations resulting from changes in government policy or guidance; quarantines of employees, customers and suppliers in areas affected by the COVID-19 outbreak; and closures of businesses or manufacturing facilities that are critical to our business or our supply chain.

The COVID-19 pandemic could also adversely affect our liquidity and ability to raise additional capital. Uncertainty regarding the duration of the COVID-19 pandemic and disruptions to the steel industry may, for example, adversely affect our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed, to support working capital or continuation of our growth strategy. Additionally, government stimulus programs may not be available to us, our customers or our suppliers, or may prove to be ineffective. If we are unable to access additional capital at the levels we require, or the cost of credit is greater than expected, it could materially adversely affect our operating results.

COVID-19 could negatively affect our internal controls over financial reporting as a portion of our workforce is required to work from home and therefore new processes, procedures, and controls could be required to respond to changes in our business environment.

We may be susceptible to increased litigation related to, among other things, the financial effects of the COVID-19 pandemic on our business, our ability to meet contractual obligations due to the COVID-19 pandemic, employment practices or policies adopted during the health crisis, or litigation related to individuals contracting COVID-19 as result of alleged exposures on Company premises.

In addition, the COVID-19 outbreak has significantly increased economic and demand uncertainty. The current outbreak and continued spread of COVID-19 could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain and will ultimately depend on future developments which cannot be predicted at this time, including, but not limited to, the duration, severity, speed and scope of the outbreak, the length of time required for demand to return and normal economic and operating conditions to resume. The effects of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this Item 3.D. “Risk Factors.”

Global economic conditions, such as the financial crisis and economic recession relating to the COVID-19 pandemic and the financial crisis of 2008 and 2009 have in the past, and may continue to, significantly impact our business.

The impact of global economic conditions on the steel industry may have a significant effect on our business, results of operations and financial condition. The COVID-19 outbreak has spread to the countries in which we operate and has significantly impacted our workforce and our operations, including as a result of government mandates in certain countries to work from home to minimize the spread of the virus. In some of the countries where we have operations and where COVID-19 has been widespread, including our locations in Mexico, United States and Brazil, our ability to conduct business in those geographies has affected our operational and financial performance. We have experienced and expect to continue to experience unpredictable production, supply chain or operations interruptions related to the COVID-19 pandemic that could disrupt supply or delivery of, or demand for, our products in our end-markets. The current outbreak and continued spread of COVID-19 has significantly increased economic and demand uncertainty, and could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and financial condition. Similarly, the financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular.

The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors in particular during these financial crises has reduced demand for steel products in North America and globally. These economic conditions significantly impacted, and will continue to significantly impact, our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree since the 2008-2009 global recession, and are beginning to show signs of recovery from the COVID-19 pandemic, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession and have recently exhibited reduced demand for steel products due to the COVID-19 pandemic. As a result, our operating levels in recent years declined compared to pre-recession levels. While some of our end-product markets, such as the automotive industry, experienced recoveries during 2015, in 2016, we experienced a reduction in our sales, in 2017 there was a slight increase in sales to the automotive industry compared to 2016, in 2018 we experienced a slight decrease in our sales to the automotive industry compared to 2017 and in 2019 we experienced a decrease in our sales to the automotive industry compared to 2018.

In addition to slackening demand by end consumers, we believe that some of our customers continue to experience and may experience in the future difficulty in obtaining credit or maintaining their ability to qualify for trade credit insurance, resulting in a further reduction in purchases and an increase in our credit risk exposure. Moreover, if the COVID-19 global economic downturn continues for a prolonged period, or a new global financial crisis occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers may face similar risks. A decrease in available credit may increase the risk of our customers defaulting on their payment obligations to us and may cause some of our suppliers to be delayed in filling or to be unable to fill our needs. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Finally, if global economic conditions continue to deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 63% of our net sales of our SBQ steel products in 2019. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. Recently, the automotive industry in North America was negatively impacted by the COVID-19 outbreak, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, governmental orders to delay resumption of services and manufacturing and the related quarantine measures. This reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, has had and will continue to have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry, including as a result of the COVID-19 pandemic, may adversely affect us.

Our customers in the automotive industry continually seek to obtain price reductions from us, which may adversely affect our results of operations.

A challenge that we and other suppliers of intermediary products used in the manufacture of automobiles face is continued price reduction pressure from our customers in the automobile manufacturing business. Downward pricing pressure has been a characteristic of the automotive industry in recent years and it is migrating to all our vehicular markets. Virtually all automobile manufacturers have aggressive price reduction initiatives that they impose upon their suppliers, and such actions are expected to continue in the future, especially in light of the COVID-19 global economic recession. In the face of lower prices to customers, we must continue to reduce our operating costs in order to maintain profitability. We have taken and continue to take steps to reduce our operating costs to offset customer price reductions; however, price reductions are adversely affecting our profit margins and are expected to do so in the future. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, sourcing alternatives, technology enhancements and other cost reduction initiatives, or if we are unable to avoid price reductions from our customers, our results of operations could be adversely affected.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The Mexican economy, as measured by gross domestic product, was growing until 2019: growing 2.5% in 2015,

2.9% in 2016, 2% in each of 2017 and in 2018, but contracted by0.1% in 2019. (according to preliminary figures of the Instituto Nacional de Estadística y Geografía (INEGI)). Mexico has historically experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement (Morena)), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The new President’s term will expire on September 30, 2024. The newly-elected members of the Mexican Congress took office on September 1, 2018. The uncertainty regarding the direction of policymaking with the new government could significantly change Mexico’s political and economic situation, which consequently could affect our operations. The National Regeneration Movement holds an absolute majority in the Chamber of Deputies and controls 19 of 32 Mexican state congresses, which facilitates the passing of legislation, including potential changes to the Mexican Constitution, which could increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations. We cannot assure you that the current political situation or future developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations. Further, we cannot assure you that any new government policies will not adversely affect our business, financial condition and results of operations.

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

Mexican drug related violence and other organized crime have escalated significantly since 2006, when the Mexican federal government began increasing the use of the army and police to fight drug trafficking. Drug cartels have carried out attacks largely directed at competing drug cartels and law enforcement agents; however, they also target companies and their employees, including companies’ industrial properties, including through extortion, theft from trucks or industrial sites, kidnapping and other forms of crime and violence. This increase in violence and criminal activity has led to increased costs for companies in the form of stolen products and added security and insurance. Corruption and links between criminal organizations and authorities also create conditions that affect our business operations, as well as extortion and other acts of intimidation, which may have the effect of limiting the level of action taken by federal and local governments in response to such criminal activity. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not have an adverse effect on the country’s economy and, as a result, on our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial performance.

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 on August 5, 2008, and a high of Ps. 21.89 to U.S.$1.00 on January 19, 2017. In 2018, the exchange rate registered a low of Ps. 17.98 to U.S.$1.00 and a high of Ps. 20.72 to U.S.$1.00. In 2019, the exchange rate registered a low of Ps. 18.76 to U.S.$1.00 and a high of Ps. 20.12 to U.S.$1.00.

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

On December 17, 2015, a day after the U.S. Federal Reserve increased the target range for the federal funds rate in the United States by 25 basis points, the Mexican Central Bank increased the reference rate from 3.00% to 3.25% in an effort to counteract a sharp depreciation of the Mexican peso that could affect Mexico’s expected rate of inflation. On February 17, 2016, the Mexican Central Bank further increased the reference rate from 3.25% to 3.75%, and has been increasing the reference rate regularly since then, up to 8.25% in March 2019, then back down to 5.5% as of May 14, 2020. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 2.1% for 2015, 3.4% for 2016, 6.8% for 2017, 4.8% for 2018 and 2.8% for 2019. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA, increased economic activity between the two countries, and the remittance of funds from Mexican immigrants working in the United States to Mexican residents. However, the Trump administration has created uncertainty regarding trade between the U.S. and Mexico, which has resulted in the ratification of the new USMCA. If the United States withdraws from the USMCA or the USMCA fails to become effective, as announced, or if the United States withdraws from or makes material changes to other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, the COVID-19 global economic recession, the debt crisis in the European Union, changes in Chinese exchange rate policy, continuing concerns regarding the slowdown of the Chinese economy, recent terrorist attacks and recent sharp declines in the price of crude oil, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

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

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States. The disclosure standards imposed by the Mexican Stock Exchange may be different than those imposed by securities exchanges in other countries or regions such as the United States. As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company.

Risks Related to Brazil

Brazilian political and economic conditions, and the Brazilian government’s economic and other policies, may negatively affect our business, operations and financial condition.

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

Our results of operations and financial condition may be adversely affected by factors such as:

●	fluctuations in exchange rates;

●	exchange control policies;

●	interest rates;

●	inflation;

●	tax policies;

●	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product (“GDP”);

●	changes in labor regulation;

●	energy shortages;

●	the Brazilian government’s response to the COVID-19 pandemic and, inter alia, its impacts on water consumption, labor laws and other regulations affecting our industry;

●	social and political instability;

●	liquidity of domestic capital and lending markets; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from various ongoing investigations into allegations of money laundering and corruption, including the largest such investigation, known as Lava Jato, which are being conducted by the Office of the Brazilian Federal Prosecutor and other Brazilian public entities, and their impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of the state-owned oil company Petróleo Brasileiro S.A. (Petrobras), have faced allegations of political corruption, resulting in the arrest or resignation of a number of senior politicians and officers of the major state-owned companies in Brazil and across Latin America.

The eventual outcome of these investigations and proceedings is uncertain, but they have adversely affected and we expect that they will continue to adversely affect the Brazilian markets. We cannot predict whether the allegations or proceedings will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future. In addition, we can neither predict the outcome of any such allegations and proceedings nor their effect on the Brazilian economy.

On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019, following a period of political instability marked by the impeachment of President Dilma Rousseff and conviction, and subsequent arrest, of President Luis Inácio Lula da Silva. During his presidential campaign, Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption over payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. Moreover, Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his political views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms and manage the COVID-19 crisis, all of which could have a negative impact on our business.

In November 2019, the Brazilian federal government approved a pension reform after almost nine months of negotiations. The negotiations and delay in the approval of the pension reform exposed the political crisis between the executive branch and Brazilian congress. In addition, the Brazilian federal government is expected to propose the general terms of a fiscal reform to stimulate the Brazilian economy and reduce the forecasted budget deficit for 2020 and subsequent years, but it is uncertain whether the federal government will be able to gather the required support in the Brazilian congress to pass any proposed reforms. If the Brazilian federal government fails to reduce public expenses and the expected reforms are not passed, Brazil will continue to run a budget deficit for 2020 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

During 2019, Bolsonaro set expectations for strong economic growth based on promises of reforms, improvements in public accounts, measures to reduce the unemployment rate and investing for growth, although actual growth and reforms were modest, resulting in a 1.1% GDP growth rate in 2019, the lowest GDP growth rate in three years, and continued inflationary pressures.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 10.7% in 2015, 6.3% in 2016, 2.9% in 2017, 3.8% in 2018 and 4.3% in 2019. Brazil may experience substantial increases in inflation rates in future periods. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian markets. If Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in our costs structure, which may have an adverse effect on us.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. During 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the Brazilian real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Brazilian real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Brazilian real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the Brazilian real went from R$3.2591 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a depreciation of 1.5% against the U.S. dollar. In 2018, the Brazilian real went from R$3.3080 per U.S.$1.00 at the beginning of the year to R$3.8748 per U.S.$1.00 on December 31, 2018, corresponding to a depreciation of 17.1% against the U.S. dollar. In 2019, the Brazilian real went from R$3.8748 per U.S.$1.00 at the beginning of the year to R$4.0307 per U.S.$1.00 on December 31, 2019, corresponding to a depreciation of 4% against the U.S. dollar. There can be no assurance that the Brazilian real will not depreciate or appreciate further against the U.S. dollar. Depreciation of the real relative to the U.S. dollar could result in additional inflationary pressures in Brazil, thereby leading to an increase in interest rates and requiring the implementation of recessionary policies by the Brazilian federal government. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen the country’s exports. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian markets, which also may adversely affect our business. Any continued economic instability and political uncertainty may materially adversely affect our business, results of operations, financial condition and prospects.

Item 4.	Information on the Company

A.	History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. We believe that, in 2015, 2016, 2017, 2018 and 2019, we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of shipped volume. We also believe that in 2015, 2016, 2017, 2018 and 2019, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

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

 Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are a sociedad anónima bursátil de capital variable, organized under the laws of Mexico. We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is +52-33-3770-6700. The address of our website is www.gsimec.com.mx.

The SEC maintains a website (http://www.sec.gov), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions and currently holds, together with its direct, wholly-owned subsidiaries, approximately 78% of our series B shares.

In August 2004, we acquired the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporacion Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla. We refer to this acquisition as the “Atlax Acquisition.”

In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep.

On May 30, 2008, we acquired Aceros DM and certain affiliated companies (“Grupo San”), a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico. Its plants have a production capacity of 700 thousand tons of finished products annually.

On September 3, 2010, we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On August 5, 2011, we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, for the construction of a new steel facility. In November 2015, our steel plant in Brazil started operations. This facility has a production capacity of 450,000 tons of finished goods of rebar and wire, and 800 employees.

In November 2011, Republic Steel, Inc. (a subsidiary of SimRep Corporation) entered into an agreement with an unrelated third-party “purchaser” for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund accounts receivable. The agreement was amended on October 26, 2016, so that any party can terminate the agreement after giving seven days’ notice. On the sale date, the purchaser advances funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is U.S.$30 million (Ps. 620 million). Proceeds on the transfer reflect the face value of the account minus a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve, minus a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Consolidated Statements of Comprehensive Income. The purchaser shall have no recourse against Republic Steel, Inc. if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables sold, the purchaser has a priority security interest in all accounts receivable of Republic Steel, Inc. Republic Steel, Inc. sold a face amount of Ps. 211.3 million (U.S.$11.2 million) and Ps. 454.1 million (U.S.$23.1 million) of accounts receivable to purchasers during the years ended December 31, 2019 and 2018, respectively. Discount fees incurred pursuant to this agreement were approximately Ps. 5.8 million (U.S.$0.3 million) and Ps. 9.5 million (U.S.$0.5 million) for the years ended December 31, 2019 and 2018, respectively. Of the face amount of accounts receivable sold to purchasers, Ps. 0 million (U.S.$0 million) and Ps. 53.1 million (U.S.$2.7 million) had not been collected by the purchaser at December 31, 2019 and 2018.

On January 16, 2015, we entered into a cooperation agreement with the government of the State of Tlaxcala, Mexico, to build a new steel facility on land adjacent to our existing plant in Tlaxcala with a production capacity of 600,000 tons of bar quality steel (SBQ). We started steelmaking operations at this facility in July 2018.

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

On January 1, 2019, Grupo Simec, S.A.B. de C.V. increased its equity position to 99.41% in SimRep Corporation, by acquiring 83,862 ordinary shares, priced at U.S.$3.454 each, as repayment of outstanding debt, for a total subscription of U.S.$290 million.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2020 will be approximately Ps. 1,127.4 million (U.S.$59.7 million), which consists of Ps. 331.8 million (U.S.$17.6 million) of estimated capital expenditures in our Republic facilities, Ps. 342.6 million (U.S.$17.6 million) consisting of capital expenditures in our facilities in Mexico and Ps. 453 million (U.S.$24 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2020 may differ significantly from such estimate.

In 2019, we spent Ps. 278.5 million (U.S.$14.7 million) on capital investments for Republic’s facilities, including Ps. 47.9 million (U.S.$2.5 million) at the Lorain, Ohio facility, Ps. 44.1 million (U.S.$2.3 million) at the Lackawanna, New York facility, Ps. 162.1 million (U.S.$8.6 million) at the Canton, Ohio facility, Ps. 20.5 million (U.S.$1.1 million) at the Solon, Ohio facility, and Ps. 3.9 million (U.S.$0.2 million) at the Massillon, Ohio facility. We spent Ps. 785.8 million (U.S.$41.6 million) on capital improvements at our facilities in Mexico, including Ps. 427.9 million (U.S.$22.6 million) at the Apizaco facility, Ps. 294.2 million (U.S.$15.6 million) at the Mexicali facility, Ps. 9.3 million (U.S.$0.5 million) at the Guadalajara facility, and Ps. 54.4 million (U.S.$2.9 million) at the San Luis facilities. We also spent Ps. 207.1 million (U.S.$11 million) on capital investments at our steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

In 2018, we spent Ps. 433.2 million (U.S.$22.1 million) on capital investments for Republic’s facilities, including Ps. 91.4 million (U.S.$4.7 million) at the Lorain, Ohio facility, Ps. 107.6 million (U.S.$5.5 million) at the Lackawanna, New York facility, Ps. 187 million (U.S.$9.5 million) at the Canton, Ohio facility, Ps. 35.3 million (U.S.$1.8 million) at the Solon, Ohio facility, and Ps. 11.9 million (U.S.$0.6 million) at the Massillon, Ohio facility. We spent Ps. 1,552.5 million (U.S.$78.9 million) on capital improvements at our facilities in Mexico, including Ps. 1,262.6 million (U.S.$64.2 million) at the Apizaco facility, Ps. 15.9 million (U.S.$0.8 million) at the Mexicali facility, Ps. 168.9 million (U.S.$8.6 million) at the Guadalajara facility, and Ps. 105.1 million (U.S.$5.3 million) at the San Luis facilities. We also spent Ps. 8.7 million (U.S.$0.4 million) on capital investments at our steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

In 2017, we spent Ps. 622.8 million (U.S.$31.6 million) on capital investments for Republic’s facilities, including Ps. 8.1 million (U.S.$0.4 million) at the Lorain, Ohio facility, Ps. 54.8 million (U.S.$2.8 million) at the Lackawanna, New York facility, Ps. 546.5 million (U.S.$27.7 million) at the Canton, Ohio facility, Ps. 8.7 million (U.S.$0.4 million) at the Solon, Ohio facility, and Ps. 4.7 million (U.S.$0.2 million) at the Massillon, Ohio facility. We spent Ps. 2,394.5 million (U.S.$121.3 million) on capital improvements at our facilities in Mexico, including Ps. 1,525 million (U.S.$77.3 million) at the Apizaco facility, Ps. 3.5 million (U.S.$0.2 million) at the Mexicali facility, Ps. 106.8 million (U.S.$5.4 million) at the Guadalajara facility, and Ps. 759.2 million (U.S.$38.4 million) at the San Luis facilities. We also spent Ps. 22.2 million (U.S.$1.1 million) on capital investments at our steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

B.	Business Overview

In the United States, Mexico and Brazil, we own and operate 15 state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 5.8 million tons and a combined annual installed rolling capacity of 4.9 million tons. We own both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco, Mexico;

●	a mini-mill in Mexicali, Baja California Norte, Mexico;

●	two mini-mills in Apizaco, Tlaxcala, Mexico;

●	a cold finishing facility in Cholula, Puebla, Mexico;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;

●	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York and Solon, Ohio, all of which we own through our majority-owned subsidiary, Republic, and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we lease and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

In 2019, we had net sales of Ps. 34.2 billion, gross profit of Ps. 4.1 billion and net loss of Ps. 1.6 billion. In 2019, approximately 13% of our consolidated sales were in our segment in the United States, approximately 58% were in our segment in Mexico and approximately 29% were in our segment in Brazil.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican and U.S. facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2015	2016	2017	2018	2019
	(thousands of tons)
I-Beams	83.2	81.7	76.6	72.5	86.6
Channels	63.3	65.8	54.3	48.7	54.3
Angles(1)	182.3	182.5	155.9	156.7	217.7
Hot-rolled bars (round, square and hexagonal rods)	666.9	600.4	560.0	564.9	534.6
Flat bar	183.1	129.7	150.0	168.7	188.4
Rebar	577.8	774.6	854.9	924.2	1,033.8
Cold finished bars	126.3	163.2	149.4	151.9	131.4
Other semi-finished trade products(2)	89.4	10.7	8.4	14.0	0.6
Electro-Welded wire mesh	21.7	22.3	18.7	18.5	14.0
Wire rod	3.8	24.8	34.9	48.7	57.9
Electro-Welded wire mesh panel	22.8	28.1	24.9	22.1	18.4
Other	5.3	1.1	3.2	0.9	11.2
Total steel sales	2,025.9	2,084.9	2,091.2	2,191.8	2,348.9

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2019, approximately 26% of our steel product sales in tons represented SBQ steel products, of which we sold 65% to the auto part industry, 21% to service centers, 1% for mining and the remaining 13% to other industries.

In 2019, direct sales in tons to the automotive industry decreased by 13% compared to 2018. In 2018, direct sales in tons to the automotive industry decreased by 4% compared to 2017. In 2017, direct sales in tons to the automotive industry increased by 6% compared to 2016. In 2017, 2018 and 2019 sales in tons to the energy sector accounted for 0.5%, 0.4% and 0%, respectively, of our sales of SBQ steel products.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico					United States, Canada, Brazil and Other Countries
	Years ended December 31,
	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
I-Beams	98%	97%	98%	94%	82%	2%	3%	2%	6%	18%
Channels	54%	62%	55%	56%	44%	46%	38%	45%	44%	56%
Angles	82%	84%	83%	67%	52%	18%	16%	17%	33%	48%
Hot-rolled bars (round, square and hexagonal rods)	36%	42%	39%	32%	38%	64%	58%	61%	68%	62%
Flat bar	92%	95%	96%	68%	61%	8%	5%	4%	32%	39%
Rebar	99%	75%	63%	67%	56%	1%	25%	37%	33%	44%
Cold drawn finished bars	66%	73%	73%	77%	76%	34%	27%	27%	23%	24%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	96%	100%	100%	100%	—	4%	—	—	—
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	12%	76%	—	75%	0%	88%	24%	100%	25%	100%
Total (weighted average)	67%	68%	63%	60%	55%	33%	32%	37%	40%	45%

During 2019, approximately 12.7% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 29.1% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 58.2% of our sales by volume, with SBQ products representing approximately 26% of such sales and the remainder representing commercial steel products.

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

During 2019 and 2018, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

In our Republic plants, we have long term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America Mfg, Inc. and Nissan North America, Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc. and Nexteer, NSK and NTN Driveshafts, Inc.; service centers, which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company.

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

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 700,000 tons for 2019, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. We consider the demand for steel in Brazil to be distributed within the first three sectors as follows, 34.1% for civil construction, later the automotive industry with 22.1% and finally capital goods with 20.9%. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market.

Our major customers in 2019 include: Marson Com, Udiaco Comercio and Ind. ACOS Sao Carlos Come, Comercial Litoranea, RDG Acos do Brasil, Fertel Comercial Ltda, JR Comercio de Cimento e Concreto Ltda., Rassini NHK Autopecas Ltda., RDG Acos do Brasil SA, SAE Towers Brasil Torrres Trans LTDA and, Brametal AS.

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

In 2019, we sold approximately 226,829 tons of I-beams, channels and angles at least three inches in width which represented approximately 10% of our total finished product sales for the year. In 2018, we sold approximately 173,764 tons of I-beams, channels and angles at least three inches in width which represented approximately 7.9% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 17.6% in 2019 and 16.8% in 2018, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2019, we sold approximately 786,334 tons of hot rolled and cold finished steel bars and 834,489 tons in 2018. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 16.5% and 18.2%, respectively, in 2019 and 15.3% and 19.7%, respectively, in 2018. Rebar and light structural steel together accounted for approximately 1,235,117 tons, or 52.6%, of our total production of finished steel products in Mexico, the United States and Brazil in 2019. Rebar and light structural steel together accounted for approximately 1,080,012 tons, or 49%, of our total production of finished steel products in Mexico, the United States and Brazil in 2018. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., Nucor Corporation, ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia Suacero, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States market, depending on the product, include Nucor, Corporation, Niagara LaSalle, Corporation, Charter Steel, Inc., Steel Dynamics, Inc., TimkenSteel Corporation and Gerdau.

Brazil

Our main competitors in the Brazilian market are Aperam, ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Thyssenkrupp CSA; Usiminas, VSB tubes, V & M do Brasil and Villares Metals.

The Brazilian steel industry is comprised of 14 private companies, controlled by 11 business groups and operating 32 mills in 10 Brazilian states, making Brazil the 8th largest producer in the world.

Plants in Sao Paulo:

●	Gerdau Aços Especiais (Usina Pindamonhangaba)

●	Gerdau Aços Especiais (Usina Mogi das Cruzes)

●	ArcelorMittal Aços Longos (Piracicaba)

●	Usiminas (Cubatão)

●	Gerdau Aços Longos (Usina São Paulo)

●	Gerdau Aços Longos (Usina Araçariguama)

●	Villares Metals

●	Simec Aços Barra (Usina Pindamonhangaba) (property of Grupo Simec)

We believe there are significant growth prospects in Brazil, as the Brazilian government continues to auction off infrastructure projects across sectors, including public-private partnerships, privatizations, concessions, and leases of airports, ports and railways and for the construction of schools, hospitals and highways to meet growing demand and a strong consumer market.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until August 31, 2021.

As of April 15, 2019, all of Republic Steel’s plants are certified to ISO9001:2015 and IATF16949:2016. Our plants in Canton, Ohio, Lackawanna, New York, and Massillon, Ohio, are certified to IATF16949, effective until February 2021. The plant in Solon, Ohio, is certified to ISO 9001:2015, and the current certification is effective until January 2021. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal decreased approximately 16% in 2015, increased approximately 2% in 2016, increased approximately 30.8% in 2017, increased approximately 19.4% in 2018 and decreased 20% in 2019, and prices of ferroalloys decreased approximately 9% in 2015, decreased approximately 13% in 2016, increased approximately 22% in 2017, increased approximately 9.7% in 2018 and decreased 1% in 2019. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2019, our cost of sales in Mexico, as a percentage of sales in Mexico, was 81%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 109%, as a percentage of sales in Brazil, was 88% and our consolidated cost of sales, as a percentage of consolidated sales, was 88%. The higher cost of sales of Republic facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 52% of our consolidated manufacturing conversion cost in 2019 (55% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 57% in our Brazil operations), compared to 56% of our consolidated manufacturing conversion cost in 2018 (64% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 61% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 15.1% and 21% of our refined scrap tonnage in 2019 and 2018, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 83.2% and 1.7%, respectively, in 2019 and approximately 74.9% and 4.1%, respectively, in 2018 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 17% of our manufacturing conversion cost in 2019, compared to 16% in 2018, in our U.S. and Canadian facilities accounted for 24% of our manufacturing conversion cost in 2019, compared to 17% in 2018 and in our Brazil facilities accounted for approximately 13% of our manufacturing conversion cost in 2019 compared to 14% in 2018.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Elmet, S.A. de C.V., Autlán Metal Services, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Possehl México, S.A. de C.V. and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. facilities purchase most of their ferroalloys from Affival, Gottlieb, Kennecott, Vale Americas, Minerais U.S. LLC and Glencore LTD. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Bozel Brasi, S.A., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., Rima Industrial, S.A., Vale Manganes S.A. Starligas- Comercio Importacao e Exportacao de Ferroligas Ltda. Companhia Brasileira de Matalurgia, Cia de Ferro Ligas de Bahia Ferbasa and Bareste Industria e Comercio Ltda.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Dura Carbón Latinoamérica, S.A. de C.V., Jilin Carbon Co. Ltd., Starex Inc., Cimm Carbon Group Co, CNBM International Corp, Dalian Xihua Refractories, and Hebei metals Minerals Corp. Ltd. Our U.S. facilities purchase most of their electrodes from Sangraf, Tokai ATC and FedMet. Our Brazil facilities purchase most of their electrodes from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Bozel Brasi, S.A., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., Rima Industrial, S.A. e Vale Manganes, S.A. Starligas- Vale Manganes S.A. Starligas- Comercio Importacao e Exportacao de Ferroligas Ltda. Companhia Brasileira de Matalurgia, Cia de Ferro Ligas de Bahia Ferbasa and Bareste Industria e Comercio Ltda.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V., Fedmet Resources Corp., Calderys France S.A.S., and Refratechnik Steel GmbH. Our U.S. facilities purchase most of their refractory products from RHI Inc, Vesuvius USA, Corp., Magna Refractories Inc., Harbison-

Walker Refractories Company and Magnesita Refractories Co. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarrasm S.A., Vesivius, Samboba and Magnesita Refractaries Mexico S.A. de C.V.

Electricity. In 2019 and 2018, electricity accounted for approximately 10% and 9% respectively, of our consolidated manufacturing conversion cost. Electricity accounted for 11% in 2019 of our manufacturing conversion cost and 9% in 2018 in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (CFE). It accounted for 9% in 2019 and 8% in 2018 of the manufacturing conversion cost in our U.S. operations and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 9% in 2019 and 9% in 2018 of the manufacturing conversion cost in our Brazil operations and is supplied by Ecom Energia Ltda. and Comercializadora de Energiaeletrica Ltda. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 5% of our Brazil operations) in 2019 and approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2018. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2019 and 2018, we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Our Lorain, Ohio plant (which is not currently in operation) and our Canton, Ohio facility each are subject to the Maximum Achievable Control Technology (“MACT”) standard for Electric Arc Furnaces as an “area source.” Revisions of this standard are under development and, when promulgated, may impose additional restrictions on our Lorain and Canton operations including those relating to mercury emissions and control.

Our steelmaking operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. The United States’ adherence to the exit process is uncertain and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

Various federal, state (or provincial) and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws, regulations and ordinances may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at our facilities, but we currently believe that such materials are being managed in accordance with applicable law.

In the United States, the federal environmental protection agency has in the past introduced regulation regarding the phasing out of polychlorinated biphenyl (“PCB”) containing fluid in equipment that we currently use at many of our U.S. facilities. If any such rules are enacted, our facilities may be required to reduce the levels of PCBs in our equipment, which will in turn may require us to incur costs for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

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

Mexican environmental laws and administrative regulations have become increasingly stringent over the last decade, and this trend is likely to continue, influenced recently by the North American Agreement on Environmental Cooperation entered into by Mexico, the United States and Canada in connection with the USMCA. In this regard, any obligation to remedy environmental damages caused by us or any contaminated sites owned or leased by us could require significant unplanned capital expenditures and be materially adverse to our financial condition and results of operations.

Water

In Mexico, the National Waters Law regulates water resources. In addition, the Mexican Official Rules govern the quality of water. A concession granted by the National Waters Commission is required for the use and exploitation of national waters. Some of our facilities in Mexico have renewable concessions to use and exploit underground waters from wells in order to meet the water requirements of our production processes. We pay the National Waters Commission duties per cubic meter of water extracted under our concessions. We believe we are in substantial compliance with all the requirements imposed by each of the concessions we have obtained.

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

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. In March 2018, the U.S. government imposed a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States under Section 232 of the Trade Expansion Act, which tariffs were removed in May 2019. Leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (the USMCA), which will replace NAFTA on July 1, 2020. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

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

Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). On February 4, 2016, Mexico, along with Australia, Brunei, Canada, Chile, United States, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the Transpacific Partnership Trade Agreement, in the City of Auckland, New Zealand, which was intended to grant Mexican products access to six markets (Australia, Brunei, Malaysia, New Zealand, Singapore and Vietnam) with approximately 155 million of potential consumers, which were not covered by any other trade agreement. In January 2017, the United States withdrew from the agreement, after which the remaining 11 countries reached a revised agreement and renamed it the CPTPP. On December 30, 2018, it became effective without U.S. participation.

The CPTPP eliminates or reduces tariff and non-tariff barriers across substantially all trade in goods and services and covers the full spectrum of trade, including goods and services trade and investment, so as to create new opportunities and benefits for the businesses, workers, and consumers of the countries’ members. The CPTPP is intended to facilitate the development of production and supply chains, and seamless trade, enhancing efficiency and supporting the goal of creating and supporting jobs, raising living standards, enhancing conservation efforts, and facilitating cross-border integration, as well as opening domestic markets. The CPTPP is intended to promote innovation, productivity, and competitiveness by addressing new issues, including the development of the digital economy, and the role of state-owned enterprises in the global economy. Finally, the CPTPP includes new elements that seek to ensure that economies at all levels of development and businesses of all sizes can benefit from trade. It also includes specific commitments on development and trade capacity building.

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

On September 11, 2013, the United States International Trade Commission (USITC) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Byer. On October 14, 2014, the USITC determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017.

On January 16, 2020, a preliminary dumping rate of 6.75% was imposed on our exports of rebar to the United States of America; however, we expect this dumping rate to decrease, because of the physical review carried out by the United States

Department of Commerce at the plants of San Luis Potosí in February 2020, during which they did not find elements to apply the dumping rate.

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

We have received environmental permits from the Sao Paulo State, for which hydrological studies and feasibility of groundwater have been conducted, such permits include a license granted by the Ministry of Environment of Sao Paulo and an operations license granted by the Ministry of Environment CETESBE Sao Paulo State Companhia.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (100%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%); GS steel B.V. (100%) (liquidated in 2018), Recursos Humanos de la Industria Siderúrgica de Tlaxcala, S.A. de C.V. (100%), Siderúrgicos Noroeste, S.A. de C.V., Fundiciones de Acero Estructrual, S.A. de C.V. (100%) and Simec Siderugico, S.A. de C.V. (100%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (incorporated in October, 2012). These facilities were operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April, 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) and Aceros Especiales Simec Tlaxcala, S.A. de C.V. (incorporated in 2015), since March 2016 and July 2016, respectively.

(3)	The remaining 0.59% of SimRep is owned by our controlling shareholder, Industrias CH.

(4)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic.

(5)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%), Malla San 2, S.A. de C.V. (99.98%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (99.99%).

(6)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais, that is leased to a third party.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2019:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	99.41%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec S.A. de C.V. (in liquidation)	Mexico	100.00%
Compañía Siderúrgica de Guadalajara S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
RRLC S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant S.A.P.I. de C.V.	Mexico	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Recursos Humanos de la Industría Siderúrgica de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%
Companhia Siderúrgica do Espirito Santo, S.A.	Brazil	100.00%
Simec Siderúrgico, S.A. de C.V.	Mexico	100.00%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 15 facilities throughout North and South America. At December 31, 2019, our crude steel production capacity was 5.8 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.6 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 2.1 million tons of crude steel production capacity and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 4.9 million tons of rolling and finishing capacity, of which 2.4 million are located in Mexico, 1.7 million are located in the United States and Canada and 0.8 million are located in Brazil.

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

Because we own both mini-mill and integrated blast furnace production facilities, we can allocate production between each type of facility based on efficiency and cost. In addition, as long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (iron ore, coking coal, scrap metal and electricity) to the facility where production costs would be the lowest. Our production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product. Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

 Production Volume and Capacity Utilization

	Years ended December 31,
	2015	2016	2017	2018	2019
	(tons in thousands)
Melt shops
Steel billet production	2,318.0	2,219.6	2,288.0	2,359.0	2,497.1
Annual installed capacity(1)	4,552.9	4,552.9	4,596.9	5,257.9	5,776,9
Effective capacity utilization	50.9%	48.8%	49.8%	44.9%	43.2%
Rolling mills
Total production	2,206.4	2,211.4	2,171.6	2,306.7	2,513.4
Annual installed capacity(1)	4,279.6	4,131.8	4,000.0	4,480.0	4,896.0
Effective capacity utilization	51.6%	53.5%	54.3%	51.5%	51.3%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2019.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I Beams	28.9%	0.0%	0%	0%	5.4%
Channels	7.3%	9.5%	0%	0%	2.9%
Angles	32.8%	14.9%	0%	0%	9.2%
Hot rolled bars (round, square and hexagonal rods)	18.8%	3.5%	43.2%	3.4%	15.6%
Rebar	0.0%	68.1%	0.3%	80.7%	44.1%
Flat bars	10.5%	3.2%	26,5%	0%	8.8%
Cold finished bars	1.7%	0%	30.0%	0%	7.4%
Electro-Welded wire mesh	0%	0%	0%	2.5%	1.0%
Wire rod	0%	0%	0%	10.0%	4.2%
Electro-Welded wire mesh panel	0%	0%	0%	3.4%	1.4%
Other	0%	0.8%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2019, the Guadalajara mini-mill produced 230,043 tons of steel billet and 298,030 tons of finished product, operating at 62% capacity for billet production and 62% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, light structural steel and rebar.

Guadalajara Mini-Mill

	Years ended December 31,
	2015	2016	2017	2018	2019
Steel sales (thousands of tons)	369	375	340	307	267
Average finished product price per ton	Ps. 9,726	Ps. 10,779	Ps. 12,000	Ps. 13,896	Ps. 13,794
Average scrap cost per ton	4,539	4,691	5,695	7,071	5,492
Average manufacturing conversion cost per ton of finished product(1)	2,399	2,452	2,789	3,252	4,393
Average manufacturing conversion cost per ton of billet(1)	1,489	1,588	1,927	2,674	2,836

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2019, the Mexicali mini-mill produced approximately 265,154 tons of billet, of which the Guadalajara mini-mill used 52,484 tons. In 2019, the Mexicali mini-mill produced 203,182 tons of finished products. In 2019 we operated the Mexicali mini-mill at 62% capacity for billet production and at 81% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the

United States, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar. In 2019, 68% of the products produced at the Mexicali mini-mill were rebar, 15% were angles, 3% were hot rolled bars (round, square and hexagonal rods) and the remaining 14% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2015	2016	2017	2018	2019
Steel sales (thousands of tons)	220	216	193	208	236
Average finished product price per ton	Ps. 9,405	Ps. 9,935	Ps. 10,720	Ps. 13,538	Ps. 12,093
Average scrap cost per ton	3,981	3,942	4,544	6,302	4,954
Average manufacturing conversion cost per ton of finished product(1)	2,414	2,277	2,878	3,290	3,326
Average manufacturing conversion cost per ton of billet(1)	1,608	1,541	2,013	2,249	2,413

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 480,000 tons of steel billet and an annual installed capacity of finished product of 444,000 tons. In 2019, mini-mill 1 produced 306,521 tons of steel billet, of which the Guadalajara mini-mill used 1,732 tons. In 2019, mini-mill 1 produced 320,537 tons of finished products. In 2019, we operated mini-mill 1 at 64% capacity for billet production and at 72% capacity for finished product production. Mini-mill 2 has an installed capacity of 650,000 tons of steel billet and an installed capacity of finished product of 600,000 tons. In 2019, mini-mill 2 produced 137,886 tons of steel billet. In 2019, mini-mill 2 produced 122,235 tons of finished products. In 2019, we operated mini-mill 2 at 21% capacity for billet production and at 20% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2019, the Cholula facility produced 98,065 tons of finished products, at 82% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2019, our plants in Apizaco and Cholula produced 444,407 tons of billet and 442,776 tons of finished product, operating at 39% of its billet capacity and 42% capacity for finished product.

In 2019, 42% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 30% were flat merchant bar and 28% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

Years ended December 31,

	2015	2016	2017	2018	2019
Steel sales (thousands of tons)	339	350	331	321	318
Average finished product price per ton	Ps. 12,366	Ps. 12,763	Ps. 15,426	Ps. 17,935	Ps. 16,726
Average scrap cost per ton	4,111	4,376	5,725	6,383	5,271
Average manufacturing conversion cost per ton of finished product(1)	3,455	3,321	4,524	5,604	5,916
Average manufacturing conversion cost per ton of billet(1)	2,195	2,168	2,796	3,767	4,047

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2019, these facilities had an annual installed capacity of 660,000 tons of billet and 610,000 tons of finished product. In 2019, the San Luis facilities produced 564,532 tons of steel billet. In 2019, the San Luis facilities produced 517,666 tons of finished product, operating at 86% capacity for billet production and 85% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod. In 2019, 81% of the products produced at the San Luis facilities were rebar, 16% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 3% were other light structural steel products.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

Years ended December 31,

	2015	2016	2017	2018	2019

Steel sales (thousands of tons)	524	554	540	538	546
Average finished product price per ton	Ps. 9,786	Ps. 10,301	Ps. 10,870	Ps. 14,255	Ps. 12,225
Average scrap cost per ton	4,462	4,628	5,859	6,822	5,378
Average manufacturing conversion cost per ton of finished product(1)	2,060	2,032	2,414	3,094	3,026
Average manufacturing conversion cost per ton of billet(1)	1,584	1,571	1,857	2,481	2,381

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. Operations and Facilities

We have operated our Republic facilities (in Ohio and New York) since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2019, these facilities had an annual installed capacity of 2,083,000 tons of billet and 1,660,000 tons of finished product. In 2019, Republic facilities produced 321,784 tons of steel billet. For the same period, Republic facilities produced 323,352 tons of hot-rolled bars. Republic facilities produced 39,000 tons of cold finish bars. In 2019, Republic facilities produced 27,200 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2015	2016	2017	2018	2019
Steel sales (thousands of tons)	570	397	387	385	298
Average finished product price per ton	Ps. 16,611	Ps. 23,526	Ps. 21,630	Ps. 24,016	Ps. 23,893
Average scrap cost per ton	3,899	3,939	6,114	7,026	5,650
Average manufacturing conversion cost per ton of finished product(1)	7,042	6,621	6,790	10,555	8,487
Average manufacturing conversion cost per ton of billet(1)	4,481	4,661	4,915	6,842	6,862

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2019, an annual installed capacity of 952,000 tons of steel billet and 816,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2019 as it has been idled since 2016.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2019, the Canton facility had annual installed capacity of 1,131,000 tons of steel billet. In 2019, this facility produced 321,784 tons of blooms, billets and other semi-finished trade product and was operated at 28% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2019, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2019, this facility produced 323,352 tons of hot rolled bars and was operated at 50% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2019, an annual installed capacity of 125,000 tons of finished product. During 2019, the Massillon facility was operated at 31% capacity of finished product and produced 39,000 tons of cold finished bars.

Solon, Ohio. Our Solon facility, acquired in February 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2019, the Solon facility had installed capacities of 65,000, for wire products. During 2019, the Solon facility produced and shipped 27,200 tons of wire products and was operated at 42% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2019.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais, that is leased to a third party. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna began operations in May 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2019, our plant in Pindamonhangaba had installed capacity to produce 500,000 tons of “billet” and 420,000 tons of finished product per year capacity. In 2019 our plant in Pindamonhangaba produced 340,364 tons of “billet” and 359,586 tons of finished product, operating at 68% of its capacity for “billet” and 86% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of “billet” and 348,000 tons of finished product. In 2019, our plant in Cariacica produced 330,825 tons of “billet” and 226,850 tons of finished product, operating at 55% of its capacity for “billet” and 65% capacity for finished product. The leased plant in Itauna had installed capacity to produce 84,000 tons of finished product. In 2019, our plant in Itauna produced 75,779 tons of finished product, operating at 90% capacity for finished product.

In 2019, our plants in Brazil produced 671,189 tons of billet and 662,214 tons of finished product, operating at 61% of its billet capacity and 78% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

Years ended December 31,

	2015	2016	2017	2018	2019
Steel sales (thousands of tons)	4	193	300	433	684
Average finished product price per ton	Ps. 7,500	Ps. 9,399	Ps. 10,680	Ps. 13,681	Ps. 12,456
Average scrap cost per ton	2,322	3,679	4,846	6,553	5,290
Average manufacturing conversion cost per ton of finished product(1)	2,481	2,551	3,181	4,240	3,912
Average manufacturing conversion cost per ton of billet(1)	1,103	1,703	2,403	2,957	2,649

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2019 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I Beams (29%); Channels (7%); Angles (33%); Hot rolled bars (19%); Flat bars (11%), Cold drawn (1%)	electric arc furnace with continuous caster rolling mill and bar processing lines	298,030	480,000

Mexicali	Angles (15%); Rebar (68%); Channels (8%); Hot rolled bars (4%) Other (5%)	electric arc furnace with continuous caster and rolling mills	203,182	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	442,776	772,000

San Luis Potosí	Rebar (81%); Wire rod (10%); Electro-Welded wire mesh (3%); Electro-Welded wire mesh panel (3%); Bars (3%)	electric arc furnaces, whit continuous casters, rolling mill and wire rod rolling mill	517,666	610,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	816,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption	Our billet and bloom for internal consumption

Lackawanna	SBQ (100%)	rolling mill and wire rod rolling mill	323,352	653,000

Massillon	SBQ (100%)	cold drawn, bar turning and heat treating equipment	39,000	125,000

Solon	SBQ (100%)	equipment to clean and coat, draw, and anneal wire	27,200	65,000

Brazil	Rebar (63%); Angles (13%); Bars (8%); Flat bars (10%); Other (6%);	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	662,214	852,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion is derived from our audited consolidated financial statements, which are presented elsewhere in this annual report. This discussion does not include all of the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations. All of the statements in this Item 5 are subject to and qualified by the information set forth under “Forward Looking Statements.” In evaluating this discussion, you should also consider the factors discussed in Item 3.D. “Risk Factors” and elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2017, the total increase in net revenue from sales of SBQ products compared to 2016 was 13%. In 2018, the total increase in net revenue from sales of SBQ products compared to 2017 was 10%. In 2019, the total decrease in net revenue from sales of SBQ products compared to 2018 was 12%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2017, 2018 and 2019, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idled during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher by approximately 48% than those in our facilities in Mexico, principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

The negative operating trends in our USA segment are primarily driven by under-utilized production capacity that severely impacts cost. The automotive sector was stable during 2019, until the sudden pandemic-related drop in production in March 2020, and provided good demand for our products.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

Typically, about 75% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 25% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices stabilized somewhat midway through 2017, in 2018, the prices of scrap and other inputs increased significantly, and in 2019, the prices of scrap decreased approximately 20%. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2015 - 2019

	Year ended December 31,
	2015	2016	2017	2018	2019
Shipments (thousands of tons)	2,026	2,085	2,091	2,192	2,349
Guadalajara and Mexicali	589	591	533	515	503
Apizaco and Cholula	339	350	331	321	318
San Luis facilities	524	554	540	538	546
Republic facilities	570	397	387	385	298
Brazil	4	193	300	433	684

Net sales (Ps. millions)	24,476	27,516	28,700	35,678	34,171
Guadalajara and Mexicali	5,658	6,188	6,149	7,082	6,537
Apizaco and Cholula	4,192	4,467	5,106	5,757	5,319
San Luis facilities	5,128	5,707	5,870	7,669	6,675
Republic facilities	9,468	9,340	8,371	9,246	7,120
Brazil	30	1,814	3,204	5,924	8,520

Cost of sales (Ps. millions)	23,097	22,776	23,994	30,563	30,067
Guadalajara and Mexicali	3,955	5,364	4,703	5,710	5,364
Apizaco and Cholula	2,764	3,635	3,607	3,948	4,001
San Luis facilities	4,529	4,726	5,030	6,058	5,569
Republic facilities	11,829	7,332	7,814	9,294	7,753
Brazil	20	1,719	2,840	5,553	7,380

Average price per ton (Ps.)	12,081	13,197	13,725	16,276	14,547
Guadalajara and Mexicali	9,606	10,470	11,537	13,751	12,996
Apizaco and Cholula	12,366	12,763	15,426	17,935	16,726
San Luis facilities	9,786	10,301	10,870	14,255	12,225
Republic facilities	16,611	23,526	21,630	24,016	23,893
Brazil	7,500	9,399	10,680	13,681	12,456

Average cost per ton (Ps.)	11,400	10,924	11,475	13,943	12,800
Guadalajara and Mexicali	6,715	9,076	8,824	11,087	10,664
Apizaco and Cholula	8,153	10,386	10,897	12,299	12,582

San Luis facilities	8,643	8,531	9,315	11,260	10,200
Republic facilities	20,753	18,469	20,191	24,140	26,017
Brazil	5,000	8,907	9,467	12,824	10,789

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

Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in GDP in the Mexican and U.S. markets.

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2019 was negative by (0.1%) (according to preliminary figures of the INEGI) and increased 2.1% in 2018 (according to preliminary figures of the INEGI). The U.S. GDP increased 2.3% in 2019 (according to preliminary figures of the U.S. Department of Commerce) and increased 2.9% in 2018. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. After a steady period of growth from 2003 to 2008 due to strong end-market demand fundamentals for a number of key steel-consuming industries, continued strong steel demand in China, India and other developing economies, relatively high raw material and energy costs and reductions in U.S. production from some of the industry’s largest producers, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the steel market to the volatility of international steel prices and raw materials. As a result, the demand for steel products suffered a decline in 2009, but since 2010 has been experiencing a gradual recovery, principally in the developing economies. Our average steel price increased approximately 4% in 2017 compared to 2016. Our average steel price increased approximately 18.6% in 2018 compared to 2017. Our average steel price decreased approximately 10.6% in 2019 compared to 2018.

During the last two decades the steel industry has been consolidating. For example, Aceralia, Arbed and Usinor merged in February 2002 to create Arcelor, and LNM Holdings and Ispat International merged in October 2004 to create Mittal Steel, which subsequently acquired International Steel Group. In 2006, Arcelor completed the acquisition of Dofasco in Canada, and Mittal Steel announced the acquisition of Arcelor, forming the largest steel company in the world. In addition, a number of other steel acquisition transactions have been announced, including the acquisition of Oregon Steel by Evraz and the acquisition of Corus by Tata Steel. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States by Mittal Steel, U.S. Steel and others. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2018, imports to Mexico in tons increased 4.5% compared to 2017 according to information of CANACERO. In 2019, imports to Mexico in tons increased 0.2% compared to 2018 according to information of CANACERO.

Steel imports to the United States accounted for an estimated 19% of the domestic U.S. steel market in 2019 and an estimated 23% in 2018. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal decreased approximately 16% in 2015, increased approximately 2% in 2016, increased approximately 31% in 2017, increased 19.4% in 2018 and decreased 20% in 2019; and prices of ferroalloys decreased approximately 9% and 13% in 2015 and 2016, respectively, in 2017 increased approximately 22%, increased approximately 9.6% in 2018 and decreased approximately 1% in 2019. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, in 2015, 2016, 2017, 2018 and 2019 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity decreased approximately 12% in 2015, increased approximately 1.5% in 2016, increased approximately 22% in 2017, increased approximately 14% in 2018 and increased approximately 0.1% in 2019; and prices for natural gas decreased approximately 23% in 2015, increased approximately 8% in 2016, increased approximately 22% in 2017, increased approximately 28% in 2018 and increased approximately 1.8% in 2019.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 2.1% for 2015, 3.4% for 2016, 6.8% for 2017, 4.8% for 2018 and 2.8% for 2019. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during the period from 2008 to 2019, the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 20.84 per U.S.$1.00 at January 13, 2017. The appreciation of the Mexican peso relative to the U.S. dollar in 2018 was 4%. The exchange rate at December 31, 2019 was 18.8727 compared to 19.6566 at December 31, 2018. At May 27, 2020, the exchange rate was Ps. 22.5630 per U.S.$1.00.

A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to convert Mexican pesos into U.S. dollars and other currencies. While the Mexican government does not currently restrict, and has not recently restricted the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, it has done so in the past and could reinstate exchange controls and restrictions in the future. Currency fluctuations or restrictions on the transfer of foreign currency outside of Mexico may have an adverse effect on our financial performance. We do not utilize derivative financial instruments to manage our market risks with respect to foreign currency.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2019
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	18,530,672	7,120,360	8,520,169	—	34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790	—	30,067,141
Gross profit (loss)	3,596,097	(632,416)	1,140,379	—	4,104,060
Administrative expenses	848,495	267,756	521,174	—	1,637,425
Other (income) expense, net	175,412	(71,324)	32,494	—	136,582
Interest income	145,729	266	—	—	145,995
Interest expense	3,438	(84,621)	(110,919)	137,053	(55,049)
Exchange (loss) gain, net	(628,044)	2,745	(177,314)	18,030	(784,583)
Income (loss) before income tax	2,093,313	(910,458)	298,478	155,083	1,636,416
Income tax	3,505,015	(236,598)	7,857	—	3,276,274
Net income (loss)	(1,411,702)	(673,860)	290,621	155,083	(1,639,858)

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	577,048	260,760	270,821	—	1,108,629
Total assets	34,761,662	8,419,771	6,002,701	(3,343,456)	45,840,678
Total liabilities	9,079,632	4,219,817	3,274,908	(3,343,456)	13,230,901
Additions of property, plant and equipment, net	785,818	278,467	207,135	—	1,271,420

	For the year ended December 31, 2018
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	20,507,794	9,246,444	5,924,015	—	35,678,253
Cost of sales	15,715,761	9,294,352	5,553,202	—	30,563,315
Gross profit (loss)	4,792,033	(47,908)	370,813	—	5,114,938
Administrative expenses	592,218	267,905	219,889	—	1,080,012
Other (income) expense, net	(11,367)	(3,685)	—	—	(15,052)
Interest income	307,279	5,542	—	—	312,821
Interest expense	52,226	(99,985)	(103,141)	134,389	(16,511)
Exchange (loss) gain, net	445,289	7,522	(602,747)	3,040	(146,896)
Income (loss) before income tax	5,015,976	(399,049)	(554,964)	137,429	4,199,392
Income tax	905,482	7,145	(160,165)	—	752,462
Net income (loss)	4,110,494	(406,194)	(394,799)	137,429	3,446,930

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	587,407	268,635	256,376	—	1,112,418
Total assets	40,617,874	10,181,967	6,733,362	(8,679,380)	48,853,823
Total liabilities	8,458,465	10,815,692	2,750,043	(8,679,380)	13,344,820
Additions of property, plant and equipment, net	1,552,587	433,154	8,724	—	1,994,465

	For the year ended December 31, 2017
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	17,125,369	8,370,999	3,204,082	—	28,700,450
Cost of sales	13,340,648	7,814,180	2,839,698	—	23,994,526
Gross profit (loss)	3,784,721	556,819	364,384	—	4,705,924
Administrative expenses	753,676	257,001	228,266	—	1,238,943
Other (income) expense, net	98,915	(105,849)	—	—	(6,934)
Interest income	252,074	217	—	—	252,291
Interest expense	(7,459)	(50,962)	(65,186)	69,203	(54,404)
Exchange (loss) gain, net	(1,291,909)	(26,256)	1,861	661,942	(654,362)
Income (loss) before income tax	1,884,836	328,666	72,793	731,145	3,017,440
Income tax	786,902	322,444	13,463	—	1,122,809
Net income (loss)	1,097,934	6,222	59,330	731,145	1,894,631

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	677,665	538,699	249,395	—	1,465,759
Total assets	32,878,143	10,548,895	5,356,860	(2,807,367)	45,976,531
Total liabilities	1,134,438	10,760,999	2,570,925	(2,807,367)	11,658,995
Additions of property, plant and equipment, net	2,394,541	622,785	22,175	—	3,039,501

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	620,354	551,650	257,377	—	1,429,381
Total assets	33,364,827	9,684,303	5,293,891	(6,463,293)	41,879,728
Total liabilities	4,370,124	9,893,536	2,325,325	(7,940,930)	8,648,055
Additions of property, plant and equipment, net	2,169,375	816,586	114,298	—	3,100,259

Our net sales by product during 2017, 2018 and 2019 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2017	2018	2019
Light structural	1,557,567	1,654,720	1,396,632
Structural	2,232,979	2,441,079	3,304,178
Bars	1,065,731	1,575,291	2,220,264
Rebar	8,931,862	12,363,530	12,370,490
Flat bar	1,552,578	2,271,347	1,833,576
Hot rolled bars	8,594,130	9,549,286	8,226,613
Cold drawn bars	3,370,150	3,779,385	3,102,544
Other	1,395,453	2,043,615	1,716,904
Total	28,700,450	35,678,253	34,171,201

Our net sales by country or region during 2017, 2018 and 2019 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2017	2018	2019
Mexico	16,712,874	20,421,529	17,873,633
USA	8,333,259	8,975,585	7,544,078
Brazil	3,214,117	5,932,297	8,500,592
Canada	370,803	267,606	175,686
Latin America	30,173	60,578	60,672
Other (Europe and Asia)	39,224	20,658	16,540
Total	28,700,450	35,678,253	34,171,201

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2018 and 2019

Net Sales

Net sales decreased 4%, to Ps. 34,171 million in 2019 compared to Ps. 35,678 million in 2018. This decrease resulted primarily from a 11% decrease in the average price per ton of steel products and an increase of 157,000 tons in shipments of finished steel products. Total sales outside of Mexico increased 7%, to Ps. 16,297 million in 2019 compared to Ps. 15,257 million in 2018. Total sales in Mexico decreased 12%, from Ps. 20,421 million in 2018 to Ps. 17,874 million in 2019.

Shipments of finished steel products increased 7%, to 2.349 million tons in 2019, compared to 2.192 million tons in 2018. Total sales volume outside of Mexico of finished steel products increased 24% to 1.055 million tons in 2019, compared to 0.853 million tons in 2018, while total Mexican sales decreased 3%, from 1.339 million tons in 2018, compared to 1.294 million tons in 2019. The average price of steel products decreased 11% in 2019 compared to 2018.

Cost of Sales

Our cost of sales decreased 2%, from Ps. 30,563 million in 2018 to Ps. 30,067 million in 2019, which decrease is mainly attributable to a 8% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 88% in 2019 and 86% in 2018. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 36) per hour in 2019 and U.S.$1.9 (Ps. 36) per hour in 2018, compared to U.S.$50.6 (Ps. 954) and U.S.$55.3 (Ps.1,087) per hour for 2019 and 2018, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 4,104 million in 2019 compared to a Ps. 5,115 million gross profit in 2018. This decrease in gross profit is attributable mainly to an increase of 157,000 tons of finished steel products shipped, an 11% decrease in the average price of steel products sold, and a 8% decrease in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 12% in 2019 and our gross profit was 14% in 2018.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 52%, to Ps. 1,637 million in 2019, compared to Ps. 1,080 million in 2018. The variation of Ps. 557 million corresponds to the increase of Ps. 256 million in the Mexican segment (mainly expenses originated from the review carried out by the tax authorities) and the increase of Ps. 301 million in the Brazil segment (expenses for new companies acquired in May 2018 were not for the entire year and in 2019 they were for the entire year). In 2019 and 2018, our general and administrative expenses included Ps. 10 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

Administrative expenses as a percentage of net sales were 5% in 2019 and 3% in 2018. Depreciation and amortization expense were Ps. 220 million in 2019 compared to Ps. 157 million in 2018.

Other (Income) Expense, Net

We recorded other expense, net, of Ps. 136 million in 2019, reflecting (i) income of Ps. 3 million related to the sale of scrap, (ii) expense of Ps. 125 million for debugging accounts, (iii) income of Ps. 6 million for recovery of insurance companies and (iv) expense related to other financial operations of Ps. 20 million.

We recorded other income, net, of Ps. 15 million in 2018, reflecting (i) income of Ps. 10 million related to the sale of scrap, (ii) expense of Ps. 9 million in land remediation at Pacific Steel, (iii) income of Ps. 6 million for recovery of insurance companies and (iv) income related to other financial operations of Ps. 8 million.

Interest Income

We recorded an interest income of Ps. 146 million in 2019 compared to Ps. 313 million in 2018. This decrease is attributable mainly to interest charged to affiliated companies.

Interest Expense

We recorded an interest expense of Ps. 55 million in 2019 compared to Ps. 16 million in 2018. This increase is attributable mainly to the higher use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 785 million in 2019 compared to a foreign exchange loss of Ps. 147 million in 2018; this foreign exchange loss reflected the 4% appreciation of the peso against the dollar in 2019, compared to the 0.4% appreciation of the Mexican peso against the dollar in 2017.

Income Tax

In 2019 we recorded an income tax provision of Ps. 3,276 million, which included an income tax provision of Ps. 3,478 million (includes Ps. 2,324 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax profit provision for deferred income taxes of Ps. 202 million. In 2018 we recorded an income tax provision of Ps. 752 million, which included an income tax provision of Ps. 511 million and an income tax provision for deferred income taxes of Ps. 241 million.

Our effective income tax rates for 2019 and 2018 were 54.3% and 16.9%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2019 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2019 and 2018, we amortized tax losses which generated a benefit on income tax of approximately Ps. 987 million and Ps. 1,238 million, respectively. These effects caused our effective tax rates during 2018 to be lower than the statutory tax rate.

Net Income (Loss)

We recorded net loss of Ps. 1,640 million in 2019, compared to net income of Ps. 3,447 million in 2018. The net loss for the year 2019 compared to the net income in 2018 is mainly as a result of (i) an increase of 157,000 tons of finished steel products shipped, a 11% decrease in the average price of steel products sold, and a 8% decrease in the average cost per ton of steel products sold, (ii) in the year 2018 we had Ps. 313 million of interest income compared to the year 2019 where we had Ps. 146 million of interest income, net, (iii) the increase in the foreign exchange loss in 2019 to Ps. 785 million compared to Ps. 147 million in 2018 and (iv) the increase in the provision of income taxes in 2019 to Ps. 3,276 million compared to Ps. 752 million in 2018.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2018 and 2019

Net Sales

Net sales decreased 10%, to Ps. 18,531 million in 2019 compared to Ps. 20,508 million in 2018. This decrease resulted principally from a 9% decrease in the average price per ton of steel products in 2019 compared to 2018.

Shipments of finished steel products decreased 0.5%, to 1.367 million tons in 2019, compared to 1.374 million tons in 2018.

Cost of Sales

Our cost of sales decreased 5%, from Ps. 15,716 million in 2018 to Ps. 14,935 million in 2019, which decrease is mainly attributable to a 4% decrease in the average cost per ton of steel products sold. As a percentage of net sales, our cost of sales was 81% in 2019, compared to 77% in 2018.

Gross Profit

Our gross profit decreased 25%, to Ps. 3,596 million in 2019 compared to Ps. 4,792 million in 2018. This decrease is attributable mainly to an increase of 9% in the average price of steel products sold. As a percentage of net sales, our gross profit was 19% in 2019, compared to 23% in 2018.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 43%, to Ps. 848 million in 2019, compared to Ps. 592 million in 2018. The increase of Ps. 256 million were mainly expenses originated by the review carried out by the tax authorities.

Administrative expenses as a percentage of net sales were 5% in 2019 and 3% in 2018. Depreciation and amortization expense were Ps. 147 million in 2019 compared to Ps. 129 million in 2018.

Other Expense (Income), Net

We recorded other expense, net, of Ps. 175 million in 2019, reflecting (i) an income of Ps. 3 million related to the sale of scrap, (ii) income of Ps. 6 million for recovery of insurance companies, (iii) expense of Ps. 130 million for debugging accounts and (iv) other expense, net, related to other financial operations of Ps. 54 million.

We recorded other income, net, of Ps. 11 million in 2018, reflecting (i) an income of Ps. 10 million related to the sale of scrap, (ii) income of Ps. 6 million for recovery of insurance companies, (iii) other expense of Ps. 9 million in the land treatment at Pacific Steel and (iv) other income, net, related to other financial operations of Ps. 4 million.

Interest Income

We recorded an interest income of Ps. 146 million in 2019 compared to Ps. 307 million in 2018. This interest income corresponds mainly to affiliates.

 Interest Expense

We recorded an interest income of Ps. 3 million in 2019, corresponding mainly to related party transactions that are eliminated in the consolidated statement of income, compared to Ps. 52 million of interest income in 2018.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 628 million in 2019 compared to a foreign exchange gain of Ps. 445 million in 2018; this foreign exchange reflected the 4% appreciation of the Mexican peso against the dollar in 2019.

Income Tax

In 2019, we recorded an income tax provision of Ps. 3,505 million, which included an income tax provision of Ps. 3,492 million (includes Ps. 2,733 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax provision for deferred income taxes of Ps. 13 million. In 2018, we recorded an income tax provision of Ps. 905 million, which included an income tax provision of Ps. 497 million and an income tax provision for deferred income taxes of Ps. 408 million.

According to the Income Tax Law in Mexico, the tax rate for 2019 and thereafter is 30%.

Net Income

We recorded net loss of Ps. 1,412 million in 2019, compared to net income of Ps. 4,110 million in 2018. This decrease is attributable mainly to; (i) a decrease of 9% in the average price of steel products sold, (ii) the increase of Ps. 256 million in our administrative expenses, (iii) a foreign exchange loss of Ps. 628 million in 2019 compared to Ps. 445 million of foreign exchange gain in 2018 and (iv) the increase in the provision of income taxes in 2019 to Ps. 3,505 million compared to Ps. 905 million in 2018.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2018 and 2019

Net Sales

Net sales decreased 23%, to Ps. 7,120 million in 2019 compared to Ps. 9,246 million in 2018. This decrease resulted principally from a decrease of 87,000 tons in shipments of finished steel products.

Shipments of finished steel products decreased 23%, to 298,000 tons in 2019, compared to 385,000 tons in 2018.

The average price of steel products in pesos decreased 0.5% in 2019 compared to 2018.

Cost of Sales

Our cost of sales decreased 17%, from Ps. 9,294 million in 2018 to Ps. 7,753 million in 2019, the decrease is mainly due to a decrease of approximately 23% in tons of shipments of finished steel products and the 8% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 109% in 2019, compared to 101% in 2018.

Gross Profit (Loss)

Our gross loss was Ps. 632 million in 2019 compared to a Ps. 48 million gross loss in 2018. As a percentage of net sales, our gross loss was (9%) in 2019 mainly attributable to a decrease of approximately 23% in tons of shipments of finished steel products and an increase of 8%, approximately, in the average cost per ton of steel products sold, compared to a gross loss of (1%) in 2018. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw material purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) was Ps. 268 million in 2019, compared to Ps. 268 million in 2018.

Administrative expenses as a percentage of net sales were 4% in 2019 and 3% in 2018. Depreciation and amortization expense were Ps. 50 million in 2019 compared to Ps. 25 million in 2018.

Other Income, Net

We recorded other income, net, of Ps. 71 million in 2019, reflecting (i) other income, net, of Ps. 38 million for debugging accounts and (ii) other income, net, of Ps. 33 million related to other financial operations.

We recorded other income, net, of Ps. 4 million in 2018, related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0 million in 2019 compared to Ps. 6 million in 2018.

Interest Expense

We recorded an interest expense of Ps. 85 million in 2019 compared to Ps. 100 million in 2018.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 3 million in 2019 compared to a foreign exchange gain of Ps. 8 million in 2018.

Income Tax

In 2019, we recorded an income tax profit provision of Ps. 237 million which included an income tax profit provision of Ps. 13 million and an income tax profit provision for deferred income taxes of Ps. 224 million for deferred income taxes. In 2018 we recorded an income tax provision of Ps. 7 million for deferred income taxes.

Net loss

We recorded a net loss of Ps. 674 million in 2019, compared to a net loss of Ps. 406 million in 2018. Our net loss in 2019 is attributable mainly to a decrease of 87,000 tons in shipments of finished steel products and an increase of 8% in the average cost of steel products sold, compared to 2018, which impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw material purchases as a result of the time lag between the production and sales cycles.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2018 and 2019

Net Sales

Net sales increased 44% to Ps. 8,520 million in 2019 compared to Ps. 5,924 million in 2018. This increase resulted principally from an increase of 251,000 tons of shipments of finished steel products.

Shipments of finished steel products increased to 684,000 tons in 2019 compared to 433,000 tons in 2018 (including the shipment of the new plants acquired in 2018, Cariacica and Itauna

The average price of steel products in pesos decreased 9% in 2019 compared to 2018.

Cost of Sales

Our cost of sales increased to Ps. 7,380 million in 2019 compared to Ps. 5,553 million in 2018, which increase is mainly attributable to the increase of the shipments of finished steel products of 251,000 tons in 2019.

The average cost per ton of steel products sold decreased 16% compared to 2018. Cost of sales as a percentage of net sales was 87% in 2019, compared to 94% in 2018.

Gross Profit

Our gross profit was Ps. 1,140 million in 2019 compared to Ps. 371 million of gross profit in 2018. This increase in gross profit is attributable mainly to an increase of 251,000 tons of finished steel products shipped, a 9% decrease in the average price of steel products sold, and a 16% decrease in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 13% in 2019, compared to 6% of gross profit in 2018.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 521 million in 2019 compared to Ps. 220 million in 2018. Operating expenses as a percentage of net sales were 6% in 2019 compared to 4% in 2018. Expenses for new companies acquired in 2018 were not for the entire year and in 2019 they were for the entire year.

Depreciation and amortization expenses were Ps. 23 million in 2019 compared to Ps. 3 million in 2018.

Other Expense, Net

We recorded other expense, net, of Ps. 32 million in 2019, for debugging accounts.

We did not record other expense, net, in 2018.

Interest Expense

We recorded an interest expense of Ps. 111 million in 2019 compared to Ps. 103 million in 2018.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 177 million in 2019 this foreign exchange loss reflected the 4% depreciation of the Brazilian real against the dollar in 2019 compared to 2018 compared to a foreign exchange loss of Ps. 603 million in 2018. This foreign exchange loss reflected the 17.1% depreciation of the Brazilian real against the dollar in 2018 compared to 2017.

Income Tax

In 2019 we recorded an income tax provision for deferred income taxes of Ps. 8 million compared to Ps. 160 million of income tax provision in 2018 which included an income tax provision of Ps. 15 million and an income tax profit provision for deferred income taxes of Ps. 175 million.

Net Income (Loss)

We recorded a net income of Ps. 291 million in 2019 compared to a net loss of Ps. 395 million in 2018. The net income for the year 2019 compared to the net loss in 2018 is mainly as a result of (i) an increase of 251,000 tons of finished steel products shipped, a 9% decrease in the average price of steel products sold, and a 16% decrease in the average cost per ton of steel products sold, (ii) the decrease in the foreign exchange loss in 2019 to Ps. 177 million compared to Ps. 603 million in 2018.

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

Cost of Sales

Our cost of sales increased 27%, from Ps. 23,994 million in 2017 to Ps. 30,563 million in 2018, which increase is mainly attributable to a 21.5% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 86% in 2018 and 84% in 2017. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 36) per hour in 2018 and U.S.$ 1.6 (Ps. 31) per hour in 2017, compared to U.S.$55.3 (Ps.1,087) and U.S.$56.4 (Ps. 1,113) per hour for 2018 and 2017, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Interest Expense

We recorded an interest expense of Ps. 16 million in 2018 compared to Ps. 54 million in 2017. This decrease is attributable mainly to the lesser use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 147 million in 2018 compared to a foreign exchange loss of Ps. 654 million in 2017; this foreign exchange loss reflected the 0.4% appreciation of the peso against the dollar in 2018, compared to the 4.5% appreciation of the Mexican peso against the dollar in 2017.

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

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 445 million in 2018 compared to an exchange loss of Ps. 1,292 million in 2017; this foreign exchange reflected the 0.4% appreciation of the Mexican peso against the dollar in 2018.

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

The average price of steel products in Mexican pesos increased 11% in 2018 compared to 2017.

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

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 7 million in 2018 compared to an exchange loss of Ps. 26 million in 2017.

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

The average price of steel products in Mexican pesos decreased 8% in 2017 compared to 2016, derived mainly from the appreciation of the peso against the dollar in 2017.

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

Management believes that the critical accounting policies which require the most significant judgments and estimates used in the preparation of the consolidated financial statements relate to deferred income taxes, the impairment of property, plant and equipment, impairment of intangible assets, valuation allowance on accounts receivable and inventories obsolescence. We evaluate the recoverability of operating tax losses (NOL) carry forwards, and only for those who have probability of being recovered is determined a deferred tax asset. The final realization of deferred tax assets depends on the generation of taxable profits in the periods when the temporary differences are deductible. Upon carrying out this evaluation, we considered the expected reversal of deferred tax liabilities, projected taxable profit and planning strategies. Based on the company’s evaluation, it determined the amount of deferred tax assets that is more likely than not to be realized in the future against those taxable profits.

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

Management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$41.5 (Ps. 783 million) as of December 31, 2019 and U.S.$32.7 million (Ps. 643 million) as of December 31, 2018, pertaining to the Lorain, Ohio, facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2019, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2018 and 2019, there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2018 and 2019, there was no impairment charge related to the San Luis facilities.

As of December 31, 2019, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 9.5%; and

●	sales: we estimate an increase in sales volume of approximately 34% in 2020, mainly attributable to the increase in volume due to the start of production of the new industrial wire product line. After 2021, no sales increases in volume terms are considered in the valuation model. For the years after 2021, we estimate only an increase in sales prices in line with estimated inflation.

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

We apply judgment at each balance sheet date to determine whether the slow-moving inventory is impaired. Inventory is impaired when the carrying value is greater than the net realizable value.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of which are not yet effective:

IFRS to be effective from 2020:

●	Amendment to IAS 3, Business Combinations;
●	Amendments to IAS 1, Presentation of Financial Statements and to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; and
●	Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments, Recognition and Measurement and IFRS 7, Financial Instruments, Disclosure Information.

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

B.	Liquidity and Capital Resources

On December 31, 2019, our total consolidated debt was Ps. 5,700 million (U.S.$302,000) of 8 7/8% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

On September 6, 2006, Industrias CH and its subsidiaries and affiliates made available a line of credit in favor of Republic. Effective January 1, 2009, Industrias CH reduced the interest rate from 5.23% to 0.25% per annum. As of December 31, 2018, the credits to Industrias CH and its subsidiaries and affiliates were liquidated and as of December 31, 2018, Republic had Ps. 985 million (comprised of U.S.$38 million and Ps. 227 million, including interest), respectively, outstanding under this line of credit. See Note 18 to our consolidated financial statements included elsewhere herein.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately Ps. 2,421 million (U.S.$214 million). As of December 31, 2017, we had cash and cash equivalents of Ps. 7,204 million, as of December 31, 2018, we had cash and cash equivalents of Ps. 6,987 million and as of December 31, 2019 we had cash and cash equivalents of Ps. 7,446 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2017, 2018 and 2019:

Principal Cash Flows

	Years ended December 31,
	2017	2018	2019
	(millions of pesos)
Funds provided by operating activities	3,184	3,224	1,043
Funds used in investing activities	(3,118)	(820)	(107)
Funds used in financing activities	(374)	(2,641)	(211)

Our net funds provided by operations were Ps. 1,043 million in 2019 compared to Ps. 3,224 million of net funds provided by operations in 2018. The decrease of Ps. 1,110 million in the net funds provided by operations between 2019 and 2018 originated mainly from the net loss for the year 2019. Our net funds provided by operations were Ps. 3,224 million in 2018 compared to Ps. 3,184 million of net funds provided by operations in 2017. The increase of Ps. 40 million in the net funds provided by operations between 2018 and 2017 originated mainly from the higher net income for the year 2018.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 107 million in 2019 compared to Ps. 820 million in 2018. In 2019 the acquisition of property, plant and equipment was Ps.1,271 million, we received payments for loans granted to related parties for Ps. 1,071 million, we had interest income of Ps. 145 million and other non-current assets used for Ps. 52 million. Our net funds used in investing activities were Ps. 820 million in 2018 compared to Ps. 3,118 million in 2017. In 2018, the acquisition of property, plant and equipment was Ps. 1,994 million, we received payments for loans granted to related parties for Ps. 1,939 million, we made partial payments for the acquisition of two plants in Brazil for Ps. 639 million, we granted loans to related parties for Ps. 477 million and other non-current assets provided for Ps. 351 million.

Our net funds used by financing activities in 2019 were Ps. 211 million, compared to Ps. 2,641 million used by financing activities in 2018. In 2019, there was an increase of Ps. 156 million in the buy-back of our own shares, and we paid interest for Ps. 55 million. Our net funds used by financing activities in 2018 were Ps. 2,641 million, compared to Ps. 374 million used by financing activities in 2017. In 2018, there was an increase of Ps. 1,640 million in the buy-back of our own shares, we made the payment of our debt with Industrias CH and some of its subsidiaries for Ps. 985 million and we paid interest for Ps. 16 million.

As of December 31, 2019, we have the following commitments for capital expenditures:

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

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$6.3 million (Ps. 124 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2020.

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

In order to maintain and increase the continuity and quality of the electric supply in all the Group’s clans, the scheme changed from Basic Supply (SSB) to Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, we are seeking to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than our current pricing. We estimate the cost of this project is U.S.$1.850 million, which we expect to complete by November 2020.

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

In the first quarter of 2020, net sales increased by 16% as compared to the fourth quarter of 2019. Sales in tons of finished steel increased by 9% in the first quarter of 2020 as compared to the fourth quarter of 2019. Prices of finished products sold in the first quarter of 2019 increased by approximately 6.5% as compared to the fourth quarter of 2019.

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2019:

Maturity
	Less than 1 year	1– 3 years	3– 5 years	More than 5 years	Total
(millions of pesos)
Short-term debt obligations	6	—	—	—	6
Long-term contractual obligations (see paragraph below)	1		—	—	1
Total	7		—	—	7

Republic leases certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expire on several different dates by the end of 2020. During 2019 and 2018, the expenses for operating leases were Ps. 5.8 million (U.S.$0.3 million) and Ps. 13.4 million (U.S.$0.7 million), respectively. As of December 31, 2019, total future minimum lease payments under non-cancelable operating leases are Ps. 0.1 million (U.S.$0.006 million) in 2020. There are no additional obligations after 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expired on May 31, 2018. The agreement was extended in 2018 through May 31, 2021. Republic recognized income of Ps. 34.7 million (U.S.$1.8 million) and of Ps. 53.9 million (U.S.$2.8 million) from this agreement in 2019 and in 2018, respectively.

G.	Safe Harbor

All information that is not historical in nature and disclosed under Item 5. “Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Forward Looking Statements.”

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

The current members of our board of directors were nominated and elected to such position at the 2020 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

Luis García Limón. Mr. García was born in 1944. He is our chief executive officer and has been a member of our board of directors since 2011. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Raúl Arturo Pérez Trejo. Mr. Pérez was born in 1959. He has been a member of our board of directors since 2003, and is an independent director for purposes of Mexican law, and is the chairman of our Audit Committee. Mr. Pérez has also served since 1992 as the chief financial officer of a group that produces and sells structural steel racks for warehousing, aluminum and other industrial storage.

Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of Operadora de Manufacturera de Tubos, S.A. de C.V., a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager.

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

Luis García Limón. Mr. García was born in 1944. He is our chief executive officer and has been a member of our board of directors since 2011. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our coordinator of Finance. From 1998 to 2010, he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno worked in various departments of the financial area within certain of our principal subsidiaries.

Juan José Acosta Macías. Mr. Acosta was born in 1960. He is currently our chief operating officer. From 1998 to 2004, he was production manager of CSG, he has been working with us since 1983. Prior to working with us, Mr. Acosta worked for Mexicana de Cobre as a supervisor in 1982.

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

Role of Mr. Sergio Vigil González:

Mr. Sergio Vigil González is the chief executive officer of Industrias CH, which, together with its wholly-owned subsidiaries, currently hold approximately 78% of our series B shares. Mr. Vigil also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company and he is formally authorized by specific authority on a case-by-case basis of our board of directors as a signatory of the Company. For example, in May 2018, Mr. Sergio Vigil executed contracts on behalf of the Company with respect to the acquisition and lease transfer of two plants in Brazil from Arcelor Mittal Brasil, S.A. Mr. Vigil does not receive any compensation for his role. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

The business address of our directors and executive officers is our principal executive headquarters.

B.	Compensation

For the years ended December 31, 2019 and 2018, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 106.6 million and Ps. 90.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C.	Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 30, 2020, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

Committees

Our by-laws provide for an audit and corporate practices committee to assist the board of directors with the management of our business.

Audit and Corporate Practices Committee

Our audit and corporate practices committee (“Audit Committee”) is governed by our bylaws and Mexican law. Our by-laws provide that the audit and corporate practices committee shall be at least three members, all of which must be independent directors. The chairman of the audit and corporate practices committee is elected by our shareholders’ meeting, and the board of directors appoints the remaining members.

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 30, 2020, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.”

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

Our audit and corporate practices committee met at least quarterly in 2019.

D.	Employees

As of December 31, 2019, we had 4,201 employees (2,439 were employed at our Mexico facilities, of whom 1,071 were unionized, 836 were employed at Republic facilities, of whom 662 were unionized and 926 were employed at our Brazil plant, of whom 842 were unionized) compared to 4,685 employees as of December 31, 2018 (2,765 were employed at our Mexico facilities, of whom 1,215 were unionized, 965 were employed at Republic facilities, of whom 783 were unionized and 955 were employed at our Brazil plant, of whom 878 were unionized).

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

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 18, 2022.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 15, 2022.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 15, 2022.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on January 31, 2022.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2022; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2022.

We have had good relations with the unions in our Mexican facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Republic’s benefit plans to its employees are described below.

Collective Bargaining Agreements

As of December 31, 2019, 81% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW) that was extended in August 2019 through August 15, 2022.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The extended agreement provides that the Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 51 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees. Effective August 16, 2019, the Company is no longer obligated to fund the Benefit Trust through the expiration of the extended agreement.

For the Mexican operations, approximately 44% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 91% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2020 (plant in Pindamonhangaba) and Sindicato dos Trabalhadores nas Industrias Metalúrgicas, Mecânicas, de Material Elétrico e Eletrônico do Estado do Espirito Santo (plant in Cariacica), which expires on September 30, 2020.

Defined Contribution Plans

Steelworkers Pension Trust

Republic participates in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan. While this plan provides defined benefits as a result of lack of information, the Company accounts for the plan as a defined contribution plan. Specifically, the plan does not maintain accounting records for purposes of IFRS presentation and does not provide enough information to allocate amounts between participating employers.

The Company’s obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S.$1.68 (Ps. 32) per hour for each covered employee’s contributory hours, as defined under the plan.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2019 and 2018, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2019	2018	FIP/RP Status Pending/ Implemented(b)	2019	2018	2019	2018	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$2,476	$2,366	No	No	August 15, 2022

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2019 and 2018 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 million (Ps. 5 million) million per quarter, effective August 16, 2016. Effective August 16, 2019, Republic is no longer obligated to fund the Benefit Trust through the expiration of the extended agreement. For the years ended December 31, 2019 and 2018, the Company recorded expenses of Ps. 21.2 million (U.S.$1 million) and Ps. 19.2 million (U.S.$1 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 69.5 million (U.S.$3.6 million) and Ps. 69.2 million (U.S.$3.5 million) for the years ended December 31, 2019 and 2018, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2019 and 2018, the Company recorded expense of Ps. 21.2 million (U.S.$1 million) and Ps. 19.2 million (U.S.$1 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million (Ps. 1,033 million) multiplied by 2.5%, U.S.$50.0 million (Ps. 1,033 million) to U,S.$100.0 million (Ps. 2,066 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 2,066 million) multiplied by 3.5%, less the previous payouts during the year. No expense was recorded during 2019 and an expense of Ps. 1.9 million (U.S. $0.1 million) was recorded during 2018

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2019 and 2018, the profit sharing plan was based upon achieving certain inventory and shipment targets. No expense was recorded during the year ended December 31, 2019 and in 2018, Republic paid Ps. 15.4 million (U.S.$0.8 million) to employees covered by the profit sharing plans.

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 78% of our series B shares. At April 28, 2020, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of the shares of Industrias CH. Other than Mr. Rufino Vigil, each director and member of senior management beneficially owns less than 1% of our series B shares. In addition, see Item 7.A. “Major Shareholders” for the beneficial share ownership of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 28, 2020, we had 463,485,641 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 78% of our series B shares. At April 28, 2020, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of April 28, 2020.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	75,847,628	15.2%
Treasury Shares	34,223,573	6.9%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family.

At April 28, 2020, 463,485,641 series B common shares were held in Mexico by approximately 131 shareholders who were record holders in Mexico and 13 were ADS record holders in the United States. The ADS represent 1,875,408 series B common shares.

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

Loans to Related Parties

Our related party transactions include loans made to the following related parties: Perfiles Comerciales Sigosa, S.A. de C.V. (“Sigosa”), Industrias CH, Proyectos Comerciales el Ninzi, S.A. de C.V. (“Ninzi”), Operadora Compañía Mexicana de Tubos S.A de C.V., Compañía Manufacturera de Tubos, S.A. de C.V. and Compañía Laminadora Vista Hermosa, S.A. de C.V.

Sigosa Loan

In 2016, we entered into a loan arrangement with Sigosa, a subsidiary of Industrias CH. The purpose of the loan was to provide funding in connection with a strategic joint venture in the seam-welded tube business line between Tuberias Procarsa, S.A. de C.V. (“Procarsa”), a subsidiary of Industrias CH, and Quality Tube, S.A. de C.V. The funding was provided to Procarsa through a series of intercompany loans amongst subsidiaries of Industrias CH. The loan to Sigosa was memorialized under a current account agreement, dated as of November 30, 2016. The current account agreement provided that the term of the loan was indefinite but could be terminated by either party upon 30 day’s written notice. In addition, the current account agreement provided that amounts advanced under the agreement would bear interest at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%, and that interest will accrue and be payable upon the final repayment and termination of the loan.

As of December 31, 2016, the total amount advanced under the Sigosa current account agreement was U.S.$32.9 million. In January 2017, the debt was converted into Mexican pesos at the exchange rate of Ps. 21.9076 for U.S.$1.00, resulting in an outstanding balance of Ps. 721.4 million. As of December 31, 2017, the outstanding balance was Ps. 806.4 million, consisting of outstanding principal of Ps. 721.4, and accrued interest of Ps. 85.0 million (consisting of accrued interest of Ps. 24.6 million in 2016 and Ps. 60.4 million in 2017). As of December 31, 2018, the outstanding balance of the loan was Ps. 579.0 million, resulting from payments in the amount of Ps. 297.0 million during 2018, plus an adjustment of Ps. 4.0 million related to the conversion from U.S. dollars to pesos, plus accrued interest in 2018 of Ps. 65.6 million. During 2019, payments of U.S.$428,367 were received, resulting in a balance pending collection of U.S.$142,268, as of December 31, 2019. In the event that Sigosa fails to repay the outstanding balance, it will be paid by Industrias CH.

Ninzi Loan

In August 2016, we entered into a loan arrangement with Proyectos Comerciales el Ninzi, S.A. de C.V., a subsidiary of Controladora VG, S.A. de C.V. (“CVG”) and an affiliate of the Company. CVG is a holding company that is 100% owned by the members of the Vigil family, and is controlled by Mr. Rufino Vigil, chairman of our board of directors. In 2016, we advanced net proceeds of Ps. 1,549.4 million to Ninzi to facilitate the acquisition of companies engaged in the seam-welded tube business line. As of December 31, 2016, the outstanding balance of the loan was Ps. 1,571.0 million, which included Ps. 18.9 million of accrued interest and Ps. 2.8 million of value added tax. As of December 31, 2017, the outstanding balance of the loan was Ps. 1,695.9 million, which included Ps. 124.9 million of accrued interest. As of December 31, 2018, the balance of the outstanding loan was Ps. 376.8 million, as a result of Ps. 1,455.1 million in loan payments made by Ninzi to the Company, offset by accrued interest of Ps. 136.0 million. Interest on this loan is charged at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1% and will accrue and become payable upon the final repayment and termination of the loan. While certain negotiations and due diligence of acquisitions were ongoing, Ninzi used the loan proceeds to purchase an aggregate amount of 29,007,216 shares of series B common stock in the Mexican open market. The value of the shares purchased by Ninzi increased, resulting in an unrealized gain of Ps. 125.3 million. After adding interest and taxes payable, Ninzi paid the Company Ps. 165.1 million in 2018 to provide us with the benefit of the unrealized gain. As of December 31, 2018, Ninzi did not own any series B common shares of the Company. In 2018, we had loans and collection interests with Proyectos Comerciales el Ninzi, S.A. de C.V., which were liquidated in 2019.

Other Loans to Related Parties

In 2017, we made two loans to Industrias CH. The first loan was for U.S.$21.4 million and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. In 2018, we made two additional loans to Industrias CH. The first loan was for U.S.$25.4 million and accrues interest at a rate of TIIE plus 1%. The second loan was for Ps. 186.7 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. The agreed interest rate 2019 for these loans is the equivalent of the Interbank interest rate plus 1 percentage point. These loans were granted in U.S. dollars and pesos. As of December 31, 2019, the outstanding amount, including interest, was U.S.$780,989, and as of December 31, 2018, the outstanding amount was U.S.$730,278.

In 2018, the Company entered into a loan agreement with Operadora Compañía Mexicana de Tubos S.A de C.V. for U.S.$1.9 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in full in May 2019.

In 2018, the Company entered into a loan agreement with Compañía Manufacturera de Tubos, S.A. de C.V. for U.S.$2.2 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in full in May 2019.

In 2018, the Company entered into a loan agreement with Compañía Laminadora Vista Hermosa, S.A. of C.V. for U.S.$9.3 million. The principal balance accrued interest at a rate of LIBOR plus 1%. The outstanding principal and accrued interest on this loan was paid in in full in May 2019.

Loans from Related Parties

We have also received loans from related parties for the purpose of financing acquisitions, debt redemptions, and bank loan amortization and interest payments. These related party transactions include loans received from the following related parties: Industrias CH, S.A.B. de C.V., Tuberias Procarsa, S.A. de C.V., Procarsa Tube and Pipe Co. and Pytsa Industrial de México, S.A. de C.V. These loans were primarily received in U.S. dollars, in an aggregate amount of approximately U.S.$50.0 million. The term of the loans was indefinite and they all accrued interest at a rate of 0.25% per annum. As of December 31, 2017, the outstanding balances of the loans (translated to pesos) were as follows: Industrias CH, S.A.B. de C.V. in the amount of Ps. 226.8 million, Tuberias Procarsa, S.A. de C.V. in the amount of Ps. 591.8 million, Procarsa Tube and Pipe Co. in the amount of Ps. 59.6 million and Pytsa Industrial de México, S.A. de C.V. in the amount of Ps. 102.6 million. All outstanding loan balances and accrued interest were paid in full during 2018, and as of December 31, 2019, we had no outstanding loans from related parties.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2017, 2018 and 2019 such purchases totaled, Ps. 52 million, Ps. 373 million, and Ps. 438 million respectively. In addition, in 2017, 2018 and 2019 we sold Ps. 4 million, Ps. 20 million and Ps. 250 million of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arms-length basis.

As of December 31, 2019, we have accounts receivable from related parties of Ps. 13.9 million. Additionally, we have another account receivable with Industrias CH in the amount of Ps. 648.3 million, relating to ISR (Impuesto sobre la renta, or income taxes) balances recoverable from certain subsidiaries that until 2013 were consolidated for tax purposes.

As of December 31, 2019, we have accounts payable corresponding to the purchase of finished products from the following related parties: Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps. 1.9 million, Industrias CH in the amount of Ps. 208.2 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 5.9 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 8.2 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 3.6 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 9.6 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 1.9 million and other related parties in the amount of Ps.2.2 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements are indefinite. We make payments to Industrias CH on a monthly basis. Under the service agreement, in 2017, 2018 and 2019, we paid Ps. 26 million, Ps. 23 million and Ps. 24 million, respectively, to Industrias CH. In August 2016, we entered into a service agreement with Proyectos Comerciales el Ninzi, S.A. de C.V, pursuant to which we provided due diligence services to Ninzi related to potential acquisitions, at no cost to Ninzi.

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

The amount of our Mexican companies’ income tax in 2019 includes Ps. 2.3 million for taxes and expenses, which were covered by various of our Group companies and are derived through Reparatory Agreements concluded between these companies and the Servicio de Administracion Tributaria (SAT) during 2019.

The tax authorities in Mexico have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, interest and fines.

United States and Canada

On February 13, 2017, the SEC notified us that it was conducting an informal, and non-public, inquiry into the Company in connection with our internal controls. After cooperating with the SEC, we settled certain internal controls charges with the SEC on

January 29, 2019. We agreed to retain an independent consultant to remediate our material weaknesses and to pay a civil monetary penalty in the amount of U.S.$200,000.

In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of U.S.$2.5 million (Ps. 47.2 million) (including interest of $0.4 million, Ps. 7.6 million) was issued against Republic on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, appealing the assessment with the Ohio Board of Tax Appeals. The Company’s position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers. Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain. Accordingly, the Company has not recorded an expense in 2019 or 2018 recognizing the assessment or any estimated settlement amount.

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

 On January 5, 2016, the Attorney General and PS filed a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay U.S.$138,000 as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2018.

●	PS agreed to remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the RCRA stack, exceed the limits set by the State of California. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Agreement was extended in August 10, 2018, for an additional period of two years, effective December 2018 and ending August 10, 2020.

●	PS shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising therefrom, which were entered in the same court in 2004. PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2019, it is not yet clear what the appropriate remedy will be, when the CMS will be completed, how long remediation will take, and how much it will cost.

Environmental Liabilities

As is the case with most steel producers in the United States, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2019 and 2018, we had a reserve to cover probable environmental liabilities totaling Ps. 49.1 million (U.S.$2.6 million) and Ps. 51.1 million (U.S.$2.6 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2019, the current and non-current portions, Ps. 18.9 million (U.S.$1 million) and Ps. 30.2 million (U.S.$1.6 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The Company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

Brasil

On September 5, 2017, Grupo Simec and GV do Brasil were notified of an arbitration procedure brought by SMS Concast before the International Court of Arbitration (ICC), in which the payment of U.S.$1.4 million is requested (Ps.27.6 million), plus additional expenses, for additional costs incurred in the construction and assembly of the steel plant area in Brazil. On November 6, 2017, the Company filed a response, suing SMS Concast for various items that amount to U.S.$5 million (approximately Ps. 98.3 million) approximately. On February 26, 2020 the arbitrators sentenced our companies to individual and joint payments of various amounts and in different currencies. We are currently requesting SMS Concast to supply us with the missing second level equipment.

The tax authorities in Brasil have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Dividends and Dividend Policy

We have not paid dividends in the past. At the Ordinary General Shareholders’ Meeting held on February 10, 2020, a Ps. 1,990 million dividend was approved from the net tax profit account for the profits generated until December 31, 2013, which was paid in full on March 10, 2020. Aside from this dividend, because we intend to devote a substantial portion of our future cash flows to funding our expansion plan and working capital requirements, we do not currently expect to pay additional dividends in the near future. We may consider paying dividends in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of any future debt instruments that might limit our ability to pay dividends. For a description of shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, see Item 10.B. “Memorandum and Articles of Association – Dividends and Distributions.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our consolidated financial statements included herein.

Item 9.	The Offer and Listing

Our series B shares are listed on the Mexican Stock Exchange under the ticker symbol “SIMEC B” and the ADSs are listed on the NYSE American under the ticker symbol “SIM.” The ADSs are issued by The Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders from time to time of ADRs.

Item	10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our principal objects and purposes, as expressed in the Second Clause of our by-laws, are to engage in the control of companies dedicated to the manufacture, processing and distribution of diversified SBQ steel and structural products.

The following is a summary of certain rights of holders of our capital stock, including brief summaries of material provisions of our by-laws and Mexican law. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read our by-laws, which have been filed as an exhibit to this annual report and incorporated by reference herein.

Board of Directors

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

Dividends and Distributions

At the annual general ordinary shareholders’ meeting, the board of directors submits our financial statements for the previous fiscal year, together with their report on us, to the series B shareholders for approval. Under our by-laws and Mexican law, our annual net income, based upon our audited financial statements, is applied as follows: (i) five percent of our net earnings must be allocated to a legal reserve fund, until such fund reaches an amount equal to at least 20% of our then current capital stock, (ii) thereafter, a certain percentage of net earnings may be allocated to any general or specific reserve fund, and (iii) the remainder of any net earnings is allocated as determined by the majority of our shareholders and may be distributed as dividends. All shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in any or other distribution. We will distribute through INDEVAL cash dividends on shares held through INDEVAL. Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.

To the extent that we declare and pay dividends on our shares, owners of ADSs at the time a dividend or other distribution is declared will be entitled to receive any dividends payable in respect of the series B shares underlying their ADSs, subject to the terms of the Deposit Agreement. Cash dividends will be paid to the depositary in pesos, and, except as otherwise provided in the Depositary Agreement, which provides that the depositary will convert them into U.S. dollars and pay them to the holders of ADSs net of currency expenses and applicable fees.

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares of Ps. 1,000 million was approved and the total reserve at December 31, 2017, amounts to Ps. 2,000 million. In our Ordinary Shareholders

Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2015, we had 11,466,445 treasury shares. In the year 2015 we registered a loss of Ps. 76.3 million in the repurchase of shares. In 2016, we repurchased 36,317,389 shares, and we resold 47,660,950. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares. In 2017, we repurchased 5,143,680 shares, and we resold 1,604,000. At December 31, 2017, we had 3,662,564 treasury shares. In the year 2017 we registered a loss of Ps. 22.8 million in the repurchase of shares. In 2018, we repurchased 27,553,643 shares, and we resold 150,000. At December 31, 2018, we had 31,066,207 treasury shares. In the year 2018 we registered a loss of Ps. 4.2 million in the repurchase of shares. In 2019, we repurchased 2,663,719 shares, and we did not resold any one. At December 31, 2019, we had 33,729,926 treasury shares. In 2019, we did not register a gain or loss in the repurchase of shares.

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

Anti-Takeover Provisions

Subject to the approval of the CNBV, the Mexican Securities Market Law permits public companies to include anti-takeover provisions in their by-laws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s board of directors if such provisions (i) are approved by a majority of the shareholders, with no more than 5% of the outstanding capital shares voting against such provisions, (ii) do not exclude any shareholder(s) or group of shareholder(s) and (iii) do not restrict, in an absolute manner, a change of control

Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

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

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a “non-Mexican holder” (as defined below) that is an individual citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the U.S. Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an owner of the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding shares (measured by vote or value). In addition, the summary does not address the effects of the U.S. Medicare tax on net investment income, the indirect effects on persons who hold equity interests in a holder, or any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders. This summary also does not address U.S. federal income tax consequences applicable to U.S. holders that are subject to special tax rules, such as certain U.S. expatriates, REITs, RICs, banks, securities or currency dealers, traders in securities that mark their securities to market, insurance companies, tax-exempt entities, persons liable for the alternative minimum tax, taxpayers that are required to prepare certified financial statements or file financial statements with certain regulatory or governmental agencies, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes, estates and trusts, partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes. If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds the series B shares or ADSs, the tax treatment of such partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding series B shares or ADSs, and partners in such partnerships should consult their own tax advisors regarding the tax consequences of an investment in series B shares or ADSs.

The summary is based upon the federal income tax laws of the United States and Mexico as in effect and available on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in the series B shares or ADSs should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Prospective investors in the series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2019. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2019, or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the U.S. holder, in the case of series B shares, or the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate U.S. holders (including individuals) with respect to the series B shares and ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the series B shares and ADSs generally will be treated as qualified dividends if (A) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (B) (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (ii) the series B shares or ADSs, as applicable, are readily tradable on an established securities market in the United States. The Tax Treaty has been approved for the purposes of the qualified dividend rules and we believe that we are eligible for the benefits of the Tax Treaty. Further, as discussed below, we do not believe that we are a PFIC. Therefore, we believe that dividends paid to a non-corporate U.S. holder with respect to the series B shares and ADSs generally will be treated as qualified dividends. U.S. holders should consult their own tax advisors in this regard in light of their particular circumstances.

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

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by such U.S. holder, in the case of series B shares, or by the depositary, in the case of ADSs, whether or not they are converted into U.S. dollars. If the pesos received as a dividend are converted into U.S. dollars on the date they are received, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a U.S. federal income tax basis in the pesos equal to their United States dollar value on the date of receipt. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2019 of gains realized from the disposition.

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

U.S. Federal Income Tax Considerations

Upon the sale or other taxable disposition of the series B shares or ADSs, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s U.S. federal income tax basis in the series B shares or ADSs. Gain or loss recognized by a U.S. holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the series B shares or ADSs have been held for more than one year. Under current law, long-term capital gain recognized by a non-corporate U.S. holder (including individuals) generally is subject to a maximum U.S. federal income tax rate of 20%. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of series B shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of series B shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the units or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, series B shares or ADSs.

A U.S. holder that receives pesos upon sale or other disposition of the series B shares will realize an amount equal to the U.S. dollar value of the pesos upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. holder will have a U.S. federal income tax basis in the pesos received equal to the U.S. dollar value of the pesos received translated at the same rate the U.S. holder used to determine the amount realized on its disposal of the series B shares. Any gain or loss realized by a U.S. holder on a subsequent conversion of the pesos into U.S. dollars generally will be a U.S. source ordinary income or loss. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2017, 2018 and 2019 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Foreign Account Tax Compliance Act (“FATCA”)

Sections 1471 through 1474 of the Code impose a 30% withholding tax on certain types of payments made to foreign financial institutions, unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned entities, annually report certain information about such accounts, and withhold 30% on certain payments to account holders whose actions prevent it from complying with these and other reporting requirements, or unless the foreign financial institution is otherwise exempt from those requirements. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners or the entity furnishes identifying information regarding each substantial U.S. owner. Failure to comply with the additional certification, information reporting and other specified requirements imposed under FATCA could result in the 30% withholding tax being imposed on certain “pass-through” payments with respect to series B shares or ADSs held through a non-U.S. entity. However, under current guidance, withholding under FATCA will apply to certain “pass-through” payments no earlier than the date that is two years after publication of final U.S. Treasury Regulations defining the term “foreign pass-through payments.” Prospective investors should consult their own tax advisors regarding FATCA and its effect on them.

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

We are subject to the informational requirements of the Exchange Act. Accordingly, we file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website at www.sec.gov from which you can electronically access this annual report and the other materials that we file with the SEC.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, inflation in Mexico has been 7.1% higher than the Mexican peso’s devaluation relative to the dollar.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2019 and 2018, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2019 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2019. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

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

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2019 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2020. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Fees and Charges

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

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2019.

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

Our principal executive officer (CEO) and our principal financial officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our internal control over financial reporting was effective.

 B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO and our CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and for its assessment of the effectiveness of internal control over financial reporting. In making this assessment, it used the criteria established in the Internal Control Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable International Financial Reporting Standards and in accordance with the standards of PCAOB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network Limited, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

C.    Attestation Report of the Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo SIMEC S.A.B. de C.V. and subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows of the Company, and our report dated May 27, 2020, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management´s Annual Report on

Internal Control Over Financial Reporting”. Our responsibility is to express an opinion of the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A Company internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Marcelo de los Santos y Cía., S.C.

Member of Moore Global Network Limited

/s/ Marcelo de los Santos Anaya

San Luis Potosí, S.L.P., México

May 27, 2020

D.	Changes in Internal Control Over Financial Reporting

As of December 31, 2019, management of the Company believes it has complied with the remediation plans identified in the Annual Report on Form 20-F for the year ended December 31, 2018, and the Company has completed the process of implementing mitigating control measures to remedy in full the material weaknesses and significant deficiencies identified.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The designation does not impose on Mr. Pérez any duties, obligations or liability that are greater than those which are generally imposed on him as a member of the Audit Committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors. Mr. Pérez is “independent” as such term is defined in the listing standards of the NYSE American.

Item 16B.	Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2018 and 2019, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C.	Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network Limited, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2019. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, and all of the Mexican subsidiaries continues to be audited by Marcelo de los Santos y Cía., S.C., a practice member of Moore Global Network Limited.

Audit Fees. We paid Ps. 11.6 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2019, which are included in this annual report. We paid Ps. 10.6 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2018, which are included in this annual report. We paid Ps. 6.4 million (U.S.$0.33 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2019. We paid Ps. 6.2 million (U.S.$0.32 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2018. We paid Ps. 0.9 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2019. We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2018.

Audit Related Fees. In 2019 and 2018, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2019 and 2018, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., Moore Global Network Limited or Moore Global Lima Lucchesi in 2019 and 2018.

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

The Audit Committee approved all of the services incurred in 2018 and 2019, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2019.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our ADS are listed on the NYSE American. Section 110 of the NYSE American Company Guide provides that the NYSE American will consider the laws, customs and practices of an issuer’s country of domicile, to the extent not contrary to the U.S. securities laws, and may grant exemptions from the NYSE American listing standards based on these considerations. Our following corporate governance practices differ from the NYSE American listing standards in the following ways:

Board of Directors Composition, Nomination and Board Meetings. Under the NYSE American Company Guide, listed companies are generally required to have a majority of their board of directors be “independent” as defined by the NYSE American Company Guide. Pursuant to the Mexican Securities Market Law, our board of directors must be composed of a maximum of 21 members, of which at least 25% must be independent. Currently, as permitted under the Mexican Securities Market Law and our by-laws, our board of directors consists of five directors, of which three are considered to be “independent.” The board of directors is elected by the shareholders at the annual meeting, for a one-year term with the option to be reelected, as determined by the shareholders. One alternate director may be appointed for each director, provided that independent alternates are appointed for the independent directors. In accordance with Mexican law, our shareholders determine directors’ independence during the annual shareholders meeting, but this independence determination may be challenged by the CNBV. Our board of directors meets at least quarterly and resolutions are binding if adopted by a majority of the directors present at a meeting.

Nominating and Compensation Committees. Under the NYSE American Guide, board of director nominations generally must be selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. Further, compensation of the chief executive officer of a listed company and all other officers must be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on the board of directors.

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

Quorum Requirements and Shareholders’ Approval. The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our by-laws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting. Currently there are no Class II Series “L” Shares outstanding. In addition, under Mexican law, we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE American Company Guide.

Code of Conduct and Ethics. In compliance with Mexican law, we have a code conduct and ethics for our directors or executive officers. Also, our directors’ and executive officers’ conduct is subject to the applicable provisions of the Mexican Securities Market Law and the regulations issued by the CNBV.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Receipts.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Receipts.

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-101.INS	XBRL Instance File
EX-101.SCH	XBRL Schema File
EX-101.CAL	XBRL Calculation File
EX-101.DEF	XBRL Definition File
EX-101.LAB	XBRL Label File
EX-101.PRE	XBRL Presentation File

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.
***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: June 5, 2020

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

Index

Content	Page
Report of Independent Registered Public Accounting Firm	F-1-2

Consolidated Statements of Financial Position	F-3-4
Consolidated Statements of Comprehensive
Income	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7-8
Index to the Notes to the Consolidated
Financial Statements	F-9-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2019, and 2018, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 27, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Non-current inventory

Description of the key audit matter

As disclosed in Notes 4e and 9 to the consolidated financial statements, long-term inventories amount to approximately $ 960,373,000 pesos, of which $ 747,300,000 correspond to the physical inventory of 136,541 tons of coking coal, which the company used as raw material to supply the blast furnace at the Lorain, Ohio, USA plant, which ceased operations. Management periodically evaluates the potential degradation of the coke inventory and determines whether it is still suitable as a raw material for the blast furnace or alternatively for sale to other blast furnace mills.

How our audit addressed the matter

We obtained the report of an independent third party engaged by the company involved in the purchase and sale of coking coal that justifies the grade and the existing quantity. We have obtained a valuation of the coke market and have used that valuation to estimate the market value as of December 31, 2019.

Impairment of goodwill and indefinite life intangibles

Description of the key audit matter

As disclosed in Note 11 to the consolidated financial statements, the value of goodwill amounts to $ 1,814,160,000 pesos and additionally the rights to use the SAN 42 brand (the Brand) has been identified as an intangible asset with an indefinite useful life with a value of $ 329,600,000 pesos. This goodwill and intangible asset come from the acquisition in 2008 of the company Corporación Aceros, D.M., S.A. de C.V. and subsidiaries (Grupo San). These assets are reviewed annually for potential impairment at the level of Grupo San, the cash-generating unit to which they belong. For the annual evaluation of impairment, it is necessary to estimate the value of Grupo San; the value estimate is computed by determining the present value of expected future cash flows for Grupo San.

How our audit addressed the issue

The company hired an independent third-party expert for the technical estimate of the value in use. Our audit procedures included the evaluation of the external expert’s qualifications and those related to the value in use of the cash-generating unit consisted, among others, of the following:

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the impairment assessment, included testing of the process used to develop the estimate of the value-in-use of the cash generating unit; assess the adequacy of the discounted cash flow model; test the integrity, precision and relevance of the underlying data used in the model; and evaluate the important assumptions used, including sales volumes and prices, production costs, and the growth rate for the year, involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the cash-generating unit ( ii) consistency with market and industry data, and (iii) whether assumptions were consistent with evidence obtained in other areas of the Audit.

Marcelo de los Santos y Cía., S.C.                                   San Luis Potosí, S.L.P., México May 27, 2020

Member of Moore Global Network Limited

/s/ Marcelo de los Santos Anaya

Marcelo de los Santos Anaya

We have served as the Company’s auditor since 2016.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2019 and 2018

(In thousands of Mexican pesos)

	Note	2 0 1 9	2 0 1 8
Assets
Current assets:
Cash and cash equivalents	6	$7,446,447	$6,987,241
Trade receivables, net	7	4,186,239	4,802,891
Related parties receivables	18-b	13,925	15,731
Loans to related parties	18-b		265,875
Recoverable taxes	8	966,770	2,407,874
Other receivables, net		755,142	684,338
Prepaid expenses		798,400	798,593
Inventory, net	9	8,243,213	10,138,422

Total current assets		22,410,136	26,100,965

Non-current related parties receivables	18-b	648,281	648,281
Non-current loans to related parties	18-b	923,257	1,686,115
Non-current inventory, net	9	960,373	1,147,578
Property, plant and equipment, net	10	16,737,595	16,970,832
Intangible assets, net	11	2,260,095	2,270,914
Other non-current assets, net	11	75,022	29,138

Total assets		$44,014,759	$48,853,823

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$5,700	$5,936
Accounts payable trade	13	4,179,830	4,390,413
Related parties payable	18-b	241,526	334,591
Other accrued liabilities	13	1,547,214	2,057,557
Payable tax		193,510	1,833,796
Income tax		1,118,697	369,875

Total current liabilities		7,286,477	8,992,168

Non-current liabilities:
Employee benefits	14	123,368	81,770
Deferred income tax	15	3,410,106	3,507,746
Other liabilities		585,031	763,136

Total Non-current liabilities		4,118,505	4,352,652

Total liabilities		11,404,982	13,344,820

Contingencies and Commitments	23 and 24	-	-

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233

Retained earnings		19,986,881	21,622,790
Repurchase of own capital stock reserve		2,940,332	3,096,390
Cumulative effect by translation of foreign subsidiaries		2,250,263	3,705,691

Total controlling interest		32,584,977	35,832,372
Non-controlling interest	17	24,800	(323,369)

Total stockholders’ equity		32,609,777	35,509,003

Total liabilities and stockholders’ equity		$44,014,759	$48,853,823

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos, except income per share figures)

	Note	2 0 1 9	2 0 1 8	2 0 1 7

Net sales		$34,171,201	$35,678,253	$28,700,450
Cost of sales	19	(30,067,141)	(30,563,315)	(23,994,526)

Gross profit		4,104,060	5,114,938	4,705,924

Administrative expenses	19	(1,637,425)	(1,080,012)	(1,238,943)
Other (expense) income, net	20	(136,582)	15,052	6,934
Interest income		145,995	312,821	252,291
Interest expense		(55,049)	(16,511)	(54,404)
Foreign exchange loss, net		(784,583)	(146,896)	(654,362)
Income before income taxes		1,636,416	4,199,392	3,017,440

Income taxes	15	(3,276,274)	(752,462)	(1,122,809)

Net (loss) income for the year		(1,639,858)	3,446,930	1,894,631

Comprehensive (loss) income for the year:
Translation effects of foreign subsidiaries		(1,103,310)	(615,167)	(529,905)

Total other comprehensive income (loss) for the year, net of income taxes		(1,103,310)	(615,167)	(529,905)

Comprehensive (loss) income for the year, net of tax		$(2,743,168)	$2,831,763	$1,364,726

Net (loss) income attributable to:
Controlling interest		$(1,635,909)	$3,653,347	$1,894,776
Non-controlling interest		(3,949)	(206,417)	(145)

Net (loss) income for the year		$(1,639,858)	$3,446,930	$1,894,631

Comprehensive (loss) income attributable to:
Controlling interest		$(3,091,337)	$3,046,560	$1,368,112
Non-controlling interest		(348,169)	(214,797)	(3,386)

Comprehensive (loss) income for the year		$(2,743,168)	$2,831,763	$1,364,726

(Loss) income per share:
Weighted average shares outstanding (in thousands of shares)		465,069	489,537	493,918

(Loss) income income per share (controlling interest) (Mexican pesos)	4-n	$(3.52)	$7.46	$3.84

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Total controlling Interest		Non-controlling interest	Total stockholders’ equity
Balance at January 1, 2018	$2,832,268	$4,579,472	$20,969,443	$1,732,447	$4,312,478	$	34,426,108	$(108,572)	$34,317,536
Increase in reserve			(3,000,000)	3,000,000
Repurchase of own capital stock, net		(4,239)		(1,636,057)			(1,640,296)		(1,640,296)
Comprehensive income			3,653,347		(606,787)		3,046,560	(214,797)	2,831,763

Balance as of December 31, 2018	2,832,268	4,575,233	21,622,790	3,096,390	3,705,691		35,832,372	(323,369)	35,509,003

Repurchase of own capital stock, net				(156,058)			(156,058)		(156,058)
Comprehensive (loss)			(1,635,909)		(1,455,428)		(3,091,337)	348,169	(2,743,168)

Balance as of December 31, 2019	$2,832,268	$4,575,233	$19,986,881	$2,940,332	$2,250,263	$	32,584,977	$24,800	$32,609,777

  Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

	2 0 1 9	2 0 1 8	2 0 1 7

Operating activities:
Net (loss) income for the year	$(1,639,858)	$3,446,930	$1,894,631

Adjustments for:
Depreciation and amortization	1,108,629	1,112,418	1,465,759
Employee benefits	41,598	(10,051)	(7,962)
Allowance for doubtful accounts	5,320	27,904	5,339
Interest income from investing activities	(145,995)	(312,821)	(252,290)
Interest expense from financing activities	55,049	16,511	54,404
Unrealized foreign exchange loss (gain), net	18,030	(6,985)	(35,754)
Income tax	3,276,274	752,462	1,122,809

	2,719,047	5,026,368	4,246,936

Decrease/(Increase) in Trade receivables	515,726	(1,082,991)	(1,209,134)
(Increase)/Decrease in Related parties receivables	(58,523)	17,465	(41,311)
Decrease/(Increase) in Inventory	1,812,770	(1,098,437)	(887,619)
(Increase) in Other receivables, recoverable taxes and prepaid expenses	(2,147,534)	(1,119,466)	(1,013,274)
(Decrease)/Increase in Accounts payable trade	(151,986)	460,359	1,249,042
(Decrease)/Increase in Related parties payables	(93,065)	90,806	39,604
(Decrease)/Increase in Accounts payable other and accrued liabilities and taxes other than income taxes	(1,553,682)	929,780	800,111

Net cash flows provided by operating activities	1,042,753	3,223,884	3,184,355

Investing activities:
Acquisition of property, plant and equipment	(1,271,420)	(1,994,465)	(3,039,501)
Decrease in other non-current assets	(52,293)	159,732	(60,131)
Decrease in Other investments		88,947	339,476
Cash paid for Business acquisition, net		(638,976)	-
Loans granted to related parties		(477,064)	(412,443)
Collection of loans to related parties	1,071,032	1,939,366	-
Interest income collected	145,995	102,307	54,237

Net cash flows (used) provided by investing activities	(106,686)	(820,153)	(3,118,362)

Financing activities:
Repurchase and placement of own capital stocks, net	(156,058)	(1,640,296)	(278,863)
Loans received from related parties		(984,623)	(41,027)
Interest expense	(55,049)	(16,511)	(54,404)

Net cash flows used in financing activities	(211,107)	(2,641,430)	(374,294)

Increase (decrease) in cash and cash equivalents	724,960	(237,699)	(308,301)

Cash and cash equivalents at beginning of year	6,987,241	7,203,604	7,536,534

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(265,754)	21,336	(24,629)

Cash and cash equivalents at end of year	$7,446,447	$6,987,241	$7,203,604

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos, except foreign currency and where indicated)

1.	Nature of business

Grupo Simec, S.A.B. de C.V. is a stock exchange corporation with variable equity, constituted under the laws of Mexico on August 22, 1990, with a duration of 99 years. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH or ICH). The business headquarters are located in Guadalajara, Jalisco, Mexico and the administrative offices are located on 601 Rd. Lazaro Cardenas, ZIP Code 44440.

The main activity of Grupo Simec, S.A.B. de C.V. and its subsidiaries (Simec or the Company) is manufacturing, processing and distribution of steel and steel alloys products in Mexico, the United States of America (USA) and Brazil.

Shares of the Company are listed on the Mexican Stock Exchange (BMV) and the New York Stock Exchange (NYSE).

2.	Significant events

a.	On December 5, 2017, Grupo Simec, S. A. B. de C. V. and Simec International 7, S.A. de C. V. (a subsidiary company), acquired 2,000 class “I” shares of a company named Señales del Norte S.A. de C.V., representing 100% of the fixed portion of that company’s capital stock and 3,908,782 shares class “II” representing 100% of the variable portion of that company’s capital stock. These shares were purchased on $122.66 million pesos. After the purchase of those shares Señales del Norte S.A. de C.V. came under the control of Grupo Simec, S.A.B. de C.V. From that date the company Señales del Norte S.A. de C.V., is consolidated in the financial statements. Subsequent to December 31, 2017 on March 13, 2018 the name of Señales del Norte S.A. de C.V. was changed to “Siderurgicos Noroeste, S.A. de C.V.”.

b.	On May 1, 2018, one steel mill was acquired in Brazil from ArcelorMittal, which is located in Cariacica, Espiritu Santo and has a production capacity of 600 thousand tons a year. Another steel mill is being rented from ArcelorMittal in Itauna, Minas Gerais with a production capacity of 120 thousand tons a year. Upon closing the transaction, the group significantly increased its participation in the long steel market in Brazil; a confidentiality agreement was signed for this operation.

c.	On January 1, 2019 Grupo Simec, S.A.B. of C.V. increased its shareholding percentage in SimRep Corporation to 99.41%. The Company acquired 83,862 common shares of SimRep Corporation at a price of USD $ 3,454 each, for total consideration of USD $ 289,660, such consideration was provided through the conversions of loans payable to the Company by SimRep.

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2019.

International Financial Reporting Standards, not in force yet.

Below are the rules and amendments that could have an effect on Simec’s financial information, which were issued by the IASB, but are not in effect at the date of these financial statements.

Amendments applicable from 2020:

a) Conceptual framework.

In March 2018, the IASB issued a new revised version of the Conceptual Framework for financial reporting. Which contains updated definitions of assets and liabilities in the financial statements. In addition, new concepts and guidance on the following topics have been added:

I.	Measurement, including factors to consider when selecting a measurement basis.
II.	Presentation and disclosure, including when to classify income and expenses into other comprehensive income
III.	The reporting entity; and
IV.	When assets and liabilities are removed from the financial statements.

The Conceptual Framework also clarifies the roles of management, prudence, and measurement uncertainty in financial reporting.

Several IFRSs have also been amended by references to the Conceptual Framework. Amendments to IFRSs for changes to the Conceptual Framework update some of those references and citations to refer to the Conceptual Framework for Financial Reporting issued in 2018 and make other amendments to clarify which version of The Conceptual Framework is mentioned in each document.

b) Amendment to IFRS 3.- Business combination.

This amendment clarifies the definition of business, with the aim of helping entities determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment consists of the following:

I.	It clarifies that, to be considered a business, an acquired set of activities and assets must include, as a minimum, a contribution and a substantive process, which together contribute significantly to the ability to create products.
II.	It eliminates the assessment of market participants to determine if they are able to replace any missing inputs or processes and continue to produce products.
III.	Adds guidance and illustrative examples to help entities determine if a substantive process has been acquired.
IV.	Restricts definitions of a business and products, by focusing on the goods and services provided to customers and removing the reference to the ability to reduce costs.
V.	Adds an optional concentration test that allows for a simplified assessment of whether an acquired set of activities and assets is not a business.

c)	Amendments to IAS 1.- Presentation of financial statements and IAS 8.- Accounting policies, changes in estimates and accounting errors.

These amendments clarify the definition of “Material” and, consequently, modifications are made to a series of other standards by the definition of Material.

The amendments improve the understanding of the definition of material by:

I)	to line up the wording of the definition in IFRS Standards and the Conceptual Framework, to avoid the possibility of confusion arising from different definitions.

II)	Incorporate the support requirements in IAS 1, in the definition to give them more importance and clarify their applicability; and

III)	Provide existing information on the definition of Material, along with the definition.

d)	Amendments to IFRS 9.- Financial instruments, IAS 39.- Financial instruments: recognition and measurement and IFRS 7.- Financial instruments: disclosure information.

These amendments change some specific requirements of hedge accounting to provide an exemption from the potential effects of the uncertainty caused by reference interest rate reform, such as the forthcoming elimination of interbank offered rates (IBOR). In addition, the modifications require that an entity provide additional information to investors about their hedging relationships that are directly affected by any of these uncertainties.

Simec is evaluating the impact that these modifications will have on its financial statements.

4.	Basis of preparation and presentation of the consolidated financial statements

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

Changes in investments in subsidiaries of the Company that do not result in a loss of control are recorded as equity transactions. The book value of the company’s non-controlling investments and shares is adjusted to reflect changes in the corresponding investments in subsidiaries. Any difference between the amount by which non-controlling shares are adjusted and the fair value of the consideration paid or received is recognized directly and is attributed to the owners of the company.

When the company loses control of a subsidiary, the profit or loss in the provision is calculated as the difference between (i) the sum of the fair value of the consideration received and the fair value of any retained ownership interest and (ii) the prior book value of assets (including commercial credit) and liabilities of the subsidiary and any non-controlling participation. The amounts previously recognized in other comprehensive income items related to the subsidiary are recorded (that is, reclassified to profit or loss or transferred directly to retained earnings) in the same manner established for the case of the disposal of significant assets or liabilities. The fair value of any investment retained by the former subsidiary on the date of loss of control is regarded as the fair value for initial recognition in its subsequent accounting treatment, according to IAS 39, financial instruments: Recognition and valuation, or, where appropriate, the cost in the initial recognition of an investment in an associate or entity under joint control.

As of December 31, 2019, and 2018, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 1 9	2 0 1 8
Compañia Siderurgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañia Siderurgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderurgicos de Calidad, S.A. de C.V. (8)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V. (8)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (8)	100.00%	100.00%
Administradora de Servicios Siderurgicos de Tlaxcala, S.A. de C.V. (8)	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderurgica ICH, S.A. de C.V.	100.00%	100.00%
Corporacion Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V. (8)	100.00%	100.00%
Corporacion ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (8)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (8)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V. (8)	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V. (8)	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Recursos Humanos de la Industria Siderurgica de Tlaxcala, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V. (9)	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V. (10)	100.00%	100.00%

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	50.22%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (10) (7)	100.00%	100.00%
GS Steel B.V. (2)	Liquidated	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.
(2)	Company established in Netherlands.
(3)	ICH owns 0.59% of the shares in this company at December 31, 2019.
(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Company established in Brazil.
(8)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V. which only have lost 2/3 of their capital stock.

(9)	Company incorporated in 2017.
(10)	Company incorporated in 2018.

Summary of the main accounting policies –The preparation of the consolidated financial statements requires the company’s management make certain estimates and use certain assumptions to value some of the items in the financial statements and to make the disclosures required in the same. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2019	18.87
Current exchange rate as of December 31, 2018	19.66

Average exchange rate for the year ended December 31, 2019 (*)	19.26
Average exchange rate for the year ended December 31, 2018 (*)	19.23

Current exchange rate as of May, 27 of 2020	22.5630

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

Any excess of the cost of acquisition for the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the associated company recognized at the date of acquisition is recognized as goodwill. Goodwill is included in the carrying amount of the investment and is assessed for impairment annually. Any excess of the Group’s interest in the net fair value of the assets, liabilities and contingent liabilities over the cost of acquisition, after the reassessment, is immediately recognized in profit and loss.

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

d.	Allowances for doubtful accounts – The Companies recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. The determination of the estimate is aligned with the criteria established in IFRS IFRS 9, “Financial instruments”.

e.	Inventories and cost of sales – Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale.

The Company classifies raw material inventory in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classified as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 136,541 metric tons (MT) of coke inventory valued at 747 million Mexican pesos (average of USD$ 290/MT) on hand at December 31, 2019 and 136,541 MT of coke inventory valued at 953 million Mexican pesos (average of USD$ 355.00/MT) on hand at December 31, 2018 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

g.	Leases – IFRS 16 “Leases” effective as of 1 January 2019. Whose provisions consist of recognizing an asset for the right to use the underlying asset and a liability for the lease thereof on the start date of the lease. The right-of-use asset is valued at acquisition cost less, accumulated depreciation and, where appropriate, impairment losses; the Lease Liability is valued at the present value of future lease payments to be made and any other payment for the right to use the underlying asset in the lease term that has not been made at the start date of the lease. The company applied the exception established in paragraph 5 of IFRS 16, where the lease agreements signed are short-term and there is no reasonable certainty that they would be extended after their expiration.

h.	Costs for loans – Costs for loans directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

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

j.	Goodwill – Goodwill arising from a business combination is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that would be expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than it´s carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.

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

n.	Earnings per share – Income per share is calculated by dividing net income or loss related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred taxes.

-	Current tax – The Company incurs Income Tax (ISR) (See note 15) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax –Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced by a valuation allowance to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

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

On recognition totally a financial asset, the difference between the carrying amount of an asset and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

When the financial asset is partially derecognized (when the Company retains the option to repurchase part of a transferred asset, or retains residual interest that does not result in the retention of substantial risks and rewards of ownership and the Company retains control), the Company will distribute the initial value of the financial asset between the part that continues to be recognized and the part that is no longer recognized based on the fair values of various parts as of the transfer date. The difference between the book value assigned to the part that is no longer recognized and the sum of the consideration received by such part; and any accumulated profit or loss assigned to it that has been recognized in other comprehensive income will be recognized in the consolidated income statement.

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

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;

-	The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	It forms part of a contract containing one or more embedded derivatives, and IAS 39, Financial Instruments: Recognition and Measurement, permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

-	Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the consolidated statement of comprehensive income.

-	Other financial liabilities including borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate a shorter period), to the net carrying amount on initial recognition.

-	The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss at that time.

t.	Derivative financial instruments – The Company sometimes uses derivative financial instruments for hedging risks associated with natural gas prices; this commodity is used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

Sale of goods:

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer.

The Company has adopted IFRS 15 Revenue from Contracts with Customers, which resulted in no changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company’s revenues are mainly recognized at a point of time from sales to direct customers.

The Company does not have any obligations to be fulfilled in the contracts, which are obligations to be fulfilled separately and in which a portion of the transaction price should be allocated, other than the delivery of products confirming to the specifications of a customer purchase order. When determining the transaction price for the sale of products, the Company would consider the possible effects of the variable consideration, the existence of important financing components, the consideration other than cash and the consideration payable to the client.

Contract balances

Contract assets

An asset of the contract is the right to obtain a consideration in exchange for the goods or services transferred to the client when that right is conditioned by something other than the passage of time. If the Company fulfills an obligation by transferring goods or services to a customer before the customer pays the consideration or before collection is due, an asset derived from the contract is recognized for the conditional consideration that the Company is entitled to collect.

Accounts receivable

An account receivable represents the company’s right to collect a consideration that is unconditional, that is, only the passage of time is required so that the payment of the consideration is payable.

Contract liabilities

A contract liability is the obligation of an entity to transfer goods or services to a customer from whom the entity has already received a consideration (advance from customers) or that consideration is already payable. If a customer pays a consideration, or the Company has an unconditional right to receive an amount as consideration before the Company transfers a good or service to the customer, the Company recognizes a contract liability when the payment is made or is due.

v.	Financial information by operating segment - An operating segment is an identifiable component of the Company that performs business activities, from which it may earn revenues and incur expenses, including those income and expenses related to transactions with other components of the entity and upon which the company has separate financial information that is evaluated regularly by the Board of Directors, in making decisions to allocate resources and assess segment performance.

w.	Environmental liabilities - The Company and other steel companies are subject to stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable. The liability represents an estimate of the environmental remediation costs associated with the required future steps of remediation, based upon management’s evaluation of probable outcomes. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations. The precise timing of remediation activities cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. Accordingly, the Company has not discounted its environmental liabilities. Currently no claims for recovery are netted against the recorded liabilities.

x.	Cost of sales and expenses by function - The Company classifies its costs and expenses by function in the Consolidated Statements of Comprehensive Income, according to accepted practices for the industry in which it operates.

5.	Critical accounting judgments and key sources of estimates

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

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2019 and 2018 the Company has not derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 1 9	2 0 1 8

Cash	$898,394	$514,166
Cash equivalents (1)	6,548,053	6,473,075
	$7,446,447	$6,987,241

(1)	Cash equivalents are investments with initial original maturities of less than 90 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customer are reviewed twice a year. On December 31, 2019 and 2018 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2 0 1 9	2 0 1 8

30 - 60 days	$279,048	$221,996
61 - 90 days	121,790	57,119
91 + days	535,955	188,262
Total	$936,793	$467,377

During the years ended December 31, 2019 and 2018, the movement in the allowance for doubtful accounts was as follows:

	2 0 1 9	2 0 1 8

Balance at beginning of year	$231,778	$199,855
Provisions	4,529	7,486
Recoveries	(63)
Translations effects	854	24,437
Balance at end of year	$237,098	$231,778

In determining the nonrecoverable portion of accounts receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

Republic made an agreement with a third party (“buyer”) to carry out a factoring of accounts receivable to customers. The maximum established amount of advances related to the allocation of accounts is USD $ 30 million. The remaining amount between the received and the value of the invoices is kept in reserve by the “buyer”. The payments of the funds retained in reserve minus a discount will be made by the buyer within 4 days after receiving the collection payments related to each assigned account. Said discount will be made on the total of the invoice and is in a range of 1% if the payment is made within 15 days (from the advance date) or up to 3.75% if paid within 90 days and 1% for every additional fifteen days until the account is settled. This discount is recognized as an interest expense in the consolidated statement of comprehensive income.

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

In 2019, the Company sold a nominal amount of USD $ 11.2 million ($23.1 million in 2018) of accounts receivable. The discount fees incurred by this contract were approximately USD $ 0.3 million in 2019 and USD$ 0.5 in 2018. These fees were included in expenses for interest in the Consolidated Statement of Comprehensive Income. As of December 31, 2019, and 2018 the buyer has USD$ 0.0 million and USD$ 2.7 million, respectively, of receivables that have not been recovered by the buyer.

8.	Recoverable taxes
	December 31,
	2 0 1 9	2 0 1 8

Valued Added Tax	$781,082	$2,262,172
Income Tax	185,243	137,408
Other	445	8,294
	$966,770	$2,407,874

9.	Inventories
	December 31,
	2 0 1 9	2 0 1 8

Finished goods	$1,900,624	$1,961,627
Work in process	109,247	79,914
Billets	1,791,802	2,046,143
Raw materials and supplies	2,760,319	4,576,732
Materials, spare parts and rollers	1,146,705	1,154,586
Materials in transit	534,516	319,420
	$8,243,213	$10,138,422

Non-current inventory:

	December 31,
	2 0 1 9	2 0 1 8

Coke	$747,300	$952,786
Spare parts	68,587	54,783
Rollers	144,486	140,009
Finished godos	353,095	353,095
	1,313,468	1,500,673

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$960,373	$1,147,578

The Company has $ 747,300 and $ 952,786 of coke inventory on hand as of December 31, 2019 and 2018 respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As of May 2020, Management expects that there will be recovery in the industries in which the Company operates; this would result in the blast furnace being restarted in the future. However, the Company has recorded an impairment to the blast furnace resulting in a book value of zero. The Company has continued incurring certain costs to maintain the assets in Lorain, including the blast furnace and the coke; such costs are expensed as incurred. In order to restart the blast furnace the Company will incur certain expenses for the restoration of the equipment, and there is still uncertainty on the date on which the blast furnace will restart operation. The Company cannot offer any guarantee of the eventual restarting of the blast furnace or when conditions will become economically feasible to do so.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2018	1,094	4,776	24,805	158	129	3,434	34,396

Additions	137	90	1,305	1	11	1,370	2,914
Translation adjustments	(14)	(186)	(543)		(1)	(4)	(748)
Balance as of December 31, 2018	1,217	$4,680	$25,567	$159	$139	$4,800	$36,562

Additions	89	591	532	2	4	53	1,271
Translation adjustments	(15)	(133)	(563)	0	(2)	(92)	(805)
Balance as of December 31, 2019	$1,291	$5,138	$25,536	$161	$141	$4,761	$37,028

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance to January 1, 2018	1,033	17,474	80	72	18,659

Depreciation expense	37	1,057	3	5	1,102
Translation effects	(15)	(151)	(2)	(2)	(170)
Balance as of December 31, 2018	1,055	$18,380	$81	$75	$19,591

Depreciation expense	30	1,063	4	2	1,099
Translation effects	(3)	(396)	0	0	(399)
Balance as of December 31, 2019	$1,082	$19,047	$85	$77	$20,291

The depreciation expense for the years ended December 31, 2019, and 2018 amounted to $ 1,098,749 and $ 1,102,331, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2017	$1,094	$3,743	$7,331	$78	$57	$3,434	$15,737

Balance as of December 31, 2018	$1,217	$3,625	$7,187	$78	$64	$4,800	$16,971

Balance as of December 31, 2019	$1,291	$4,056	$6,489	$76	$64	$4,761	$16,737

A facility of the Company located in Lorain, Ohio in the United States was idled in June of 2015 and management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 41.5 and USD$ 32.7 million as of December 31, 2019 and 2018, pertaining to the Lorain, Ohio facility after recording an impairment charge when the facility was idled.

11.	Intangible and other long-term assets

The balances as of December 31, 2019 and 2018 are as follows:

	2 0 1 9				Amortization period (years)
Assets	Original Value	Accumulated amortization		Net
Republic trade mark	$101,657	$		$101,657	*
Kobe Tech contract	118,471		118,471		12
Customers list	62,056		47,379	14,678	20
Total from Republic (1)	282,184		165,849	116,335

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,631,644		2,371,549	2,260,095
Other assets	75,022			75,022
	$4,706,666		$2,371,549	$2,335,117

	2 0 1 8				Amortization period (years)
Assets	Original Value	Accumulated Amortization		Net
Republic trade mark	$105,879	$		$105,879	*
Kobe Tech contract	123,392		123,392		12
Customers list	64,634		43,359	21,275	20
Total from Republic (1)	293,905		166,751	127,154

Customers list	2,205,700	2,205,700		9
San 42 trademark (2)	329,600		329,600	*
Goodwill (2)	1,814,160		1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,643,365	2,372,451	2,270,914
Other assets	29,138		29,138
	$4,672,503	$2,372,451	$2,300,052

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization amounted of these assets recorded in net income of the years ended December 31, 2019, 2018 and 2017 amounted to $ 9,880, $ 10,087 and $ 125,384, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net
Balance at January 1, 2018	$4,841,423	$(2,369,875)	$2,471,548
Additions	10,087	(10,087)
Disposals	(122,487)		(122,487)
Adjustment effect of the year	(56,520)	7,511	(49,009)
Balance as of December 31, 2018	$4,672,503	$(2,372,451)	$2,300,052
Additions	9,880	(9,880)
Adjustment effect of the year	24,283	10,782	35.065
Balance as of December 31, 2019	$4,706,666	$(2,371,549)	$2,335,117

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding, to exchange their bonds at par for new subordinated bonds. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2019 and 2018, the amount of such notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2019 and 2018, liabilities in pesos for the new notes outstanding amounted $ 5,700 and $ 5,936, respectively.

13.	Accounts payable trade and other accrued liabilities

	December 31,
	2 0 1 9	2 0 1 8

Trade accounts payable	$4,179,830	$4,390,413
Other accrued liabilities	1,547,214	2,057,557
	$5,727,044	$6,447,970

The average credit period on purchases of certain goods or services is 30 to 60 days, from the date of the receipt of the good or service. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – During 2019, approximately 43% (53% on 2018) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

The most important actuarial hypothesis used for the purposes of the determination of the net cost of the period related to the retirement benefits plan were as follows:

	2 0 1 9	2 0 1 8	2 0 1 7

Discount rate	7.7	9.5	7.5
Rate of salary increase	4.5	4.5	4.5

Components of net cost of benefits plan to employees are as follows:

	2 0 1 9	2 0 1 8	2 0 1 7

Current service cost	$2,179	$2,839	$5,697
Financial cost	4,242	4,025	6,637
Past service cost	1,947	1,481	(3,575)
Anticipated reduction obligations	296	(327)	(12,517)
Actuarial losses (gains) recognized in the year	32,934	(17,928)	(4,339)
	$41,598	$(9,910)	$(8,097)

The expense for the years 2019, 2018 and 2017 was recorded as follows:

	2 0 1 9	2 0 1 8	2 0 1 7

Cost of sales	$23,296	$(5,550)	$(4,534)
Administrative expenses	18,302	(4,360)	(3,563)
	$41,598	$(9,910)	$(8,097)

The amounts included in the Consolidated Statements of Financial Position as of December 31, 2019 and 2018 are $ 123,368 and $ 81,770, respectively, corresponding to the present value of defined benefit obligations.

Changes in the present value of the defined benefit obligation and the balance of the liability consist of the following:

	2 0 1 9	2 0 1 8

Opening balance of the defined benefit obligation	$81,770	$91,822
Current service cost	2,179	2,697
Past service cost	1,947	1,481
Financial cost	4,242	4,025
Actuarial losses (gains)	32,934	(17,928)
Benefits paid	296	(327)
Closing balance of the defined benefit obligation	$123,368	$81,770

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2019 and 2018, EPS amounted to $ 633 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plan – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2019, 2018 and 2017 was $12,338, $13,687 and $12,838, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2019, 79% and 81% as of December 31, 2018, of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016, was extended for three years through August 15, 2019, and further extended through August 15, 2022. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides that Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to $4.00 per hour for each hour worked by USW represented employees. Effective August 16, 2019, the Company was no longer obligated to fund the Benefit Trust through the expiration of the extended agreement.

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

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2019, 2018 and 2017, the Company recorded expenses of USD$ 1.1 million, USD$ 1.0 million and USD$ 1.0 million, respectively, related to this benefits plan.

For the years ended December 31, 2019, 2018 and 2017, Republic recorded combined expenses of USD$ 3.6 million, USD$ 3.0 and USD$ 3.5 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits. The cost contributions to these two funds have been reduced from USD $ 2.6 million to USD$ 0.25 million per quarter effective after the review of the collective agreement on August 16 2016.

d.	401(k) Plans

The Company has a 401(k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2019, 2018 and 2017, the Company recorded expense of USD$ 1.1 million, USD$ 1.0 million and USD$ 0.8 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. For the year end December 2019, the company does not make outlays, because the current year thresholds had not been achieve, USD $ 1.0 million of expense was recorded for the year ended December 31, 2018, and 2017, because the current year thresholds had not been achieved.

Republic has a profit-sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain profitability, inventory and shipments targets. In the year ended December 31, 2019, 2018 and 2017, the Company paid USD 0.0 million, USD $ 0.8 and USD $0.9 million respectively under this plan.

15.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2019, 2018 and 2017 is as follows:

	2 0 1 9	2 0 1 8	2 0 1 7

Income tax of the year for Mexican companies	$3,177,506	$67,745	$19
Income tax year for foreign companies	301,263	444,104	44,751
Deferred tax for Mexican companies	12,978	408,141	656,060
Deferred tax for foreign companies	(215,473)	(167,528)	421,979
	$3,276,274	$752,462	$1,122,809

The amount of 2019 ISR of Mexican companies includes $ 2,323,662 for taxes and expenses, which were covered by various companies of the Group and are derived by Reparatory Agreements between the companies and the Servicio de Administracion Tributaria (SAT), during fiscal year 2019

During 2019 and 2018, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2 0 1 9	2 0 1 8	2 0 1 7

Expected benefit, expense	$514,294	$1,308,828	$890,249
Increase (decrease) as a result of:
Inflation effect, net	(417,960)	(114,419)	(217,249)
Impact of the nominal rate differences between the USA and Mexico	(23,368)	(35,914)	(16,572)
Benefit from utilization of tax loss carry-forward sand others (1)	(987,135)	(1,238,444)	(115,068)
Others, net (includes permanent items)	1,802,118	832,411	581,449
Income tax expense (2)	$887,949	$752,462	$1,122,809
Effective tax rate	54.26%	17.92%	37.21%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously 2019, 2018 and 2017 , less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

(2)	For the purpose of determining the effective tax rate, the payments corresponding to taxes from previous years and expenses that were paid by various group companies derived from repair agreements during the 2019 fiscal year were not considered within the income tax expense.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

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

As of December 31, 2019, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available
2011	2021	9,293,585	(1)
2012	2022	9
2013	2023	4,842
2014	2024	16,198
2015	2025	7,874
2016	2026	121,737
2017	2027	310,041
2018	2028	112,323
2019	2029	1,196,196
		$11,062,805

(1)	This amount includes $ 9,268,569 corresponding to a tax loss from the sale of shares which, according to the Income Tax Law, can only be applied against taxable profits on the sale of shares generated in the future.

As of December 31, 2019, Republic had USD$ 249.7 million of tax losses pending of amortize for federal tax purposes, which expire between 2033 and 2038; USD$ 323.6 million of tax losses for state and local purposes that expire between 2020 and 2039 and approximately USD$ 5.5 million of tax losses at the subsidiary located in Canada, which expire between 2032 and 2039.

As of December 31, 2019, and 2018, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 210.345 million Brazilian Reals ($ 985 million of Mexican pesos) and 202.008 million Brazilian Reals ($ 1,025 million of Mexican pesos) respectively of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

As of December 31, 2019, Companhia Siderúrgica do Espirito Santo S.A., a subsidiary established in Brazil, had 20.042 million Brazilian Reals (94 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2 0 1 9	2 0 1 8

Deferred tax assets:
Allowance for doubtful accounts	$(50,476)	$1,045
Advances from customers	182,635	113,224
Deferred tax assets	132,159	114,269

Deferred tax liabilities:

Property, plant and equipment	3,159,719	3,224,295
Intangible assets from Grupo San	318,768	310,025
Provisions	30,641	57,816
Prepaid expenses	33,137	29,879

Total deferred liabilities	3,542,265	3,622,015

Deferred tax liabilities, net	$3,410,106	$3,507,746

16.	Stockholders’ equity

a.	Common stock as of December 31, 2019 and 2018, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2019, and 2018, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal capital.

c.	In 2018, a reserve was approved for $ 3,000,000 for the repurchase and placement of own shares, with this increase the reserve amounted to $ 5,000,000 for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2019, and 2018, the Company held 33,729,926 and 31,066,207 shares in treasury, respectively, which amounted to $2,059,668 and $1,903,610, respectively. The resulting profit in 2019 for the purchase and sale of treasury shares amounted to $ 0 (loss of $ 4,239 in 2018).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 1 9	2 0 1 8

Shares outstanding at beginning of year	466,643	494,047
Repurchase of capital shares, net	(2,664)	(27,044)
Shares outstanding at year end	463,979	466,643

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. does not own 100% of the capital stock of all of its subsidiaries. The non-controlling interest represents the equity in subsidiaries owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income (loss) also show total net profit or loss for the year as well as for the net comprehensive income or loss for the year. Controlling and non-controlling interest portions are presented after the consolidated comprehensive earning of the year.

The table below shows the changes for the years ended December 31, 2019 and 2018:

	2 0 1 9	2 0 1 8

Balance at beginning of year	$(323,369)	$(108,572)
Share of profits and losses for the year	(333,109)	(206,417)
Share of translation effects of foreign subsidiaries	(116,648)	(8,380)
Balance at the end of the year	$(773,126)	$(323,369)

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 1 9		2 0 1 8	2 0 1 7

Holding company
Interest expense	$		$7,346	$5,325
Interest income		265,200	210,514	198,054

Management staff
Administrative services expenditures		23,548	23,494	25,603

Other related parties
Sales		249,560	20,375	3,632
Purchases		438,052	372,759	51,760
Direct short-term benefits (*)		106,631	90,600	82,447

(*) Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2 0 1 9		2 0 1 8
Short term
Accounts receivable:
Compañía Laminadora Vista Hermosa, S.A. de C.V.	$		$360
Operadora Construalco, S.A. de C.V.		717	548
Operadora Industrial de Herramientas, S.A. de C.V.		38	912
Perfiles Comerciales Sigosa, S.A. de C.V.		2,250	1,597
Joist del Golfo, S.A. de C.V.		5,105	6,516
Others		5,815	5,798
		$13,925	$15,731
These balances correspond to accounts receivable for services and / or sales of specific finished products for their activity.
	December 31,
	2 0 1 9		2 0 1 8
Loans to related parties:
Compañia Laminadora Vista Hermosa, S.A. de C.V.	$		$183,171
Operadora Compañia Mexicana de Tubos, S.A. de C.V.			38,232
Compañia Manufacturera de Tubos, S.A. de C.V.			44,472
	$		$265,875
Total short term		$13,925	$281,606

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

	December 31,
	2 0 1 9	2 0 1 8
Long term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$780,989	$730,278
Perfiles Comerciales Sigosa, S.A. de C.V.	142,268	579,047
Proyectos Comerciales el Ninzi, S.A. de C.V.		376,790
	$923,257	$1,686,115
Total, long term	$1,571,538	$2,334,396

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

At December 31, 2019, loans denominated in both USD and pesos, were outstanding from Industrias CH, S.A.B. de C.V.

The USD loan was for USD 25,400,000 when translated to pesos, to $479,368 plus interest of $61,978, plus VAT of $9,273 for a balance of $550,619 (as of December 31, 2018 this amounts, when translated to pesos, to $499,278 plus interest of $19,653, for a balance of $518,931); the agreed interest rate 2019 for this loan is the equivalent of the Interbank interest rate plus 1 percentage point.

The loan in pesos for $186,752 plus interest of $37,602 plus the IVA of $6,016 for a balance of $230,370 (as of December 31, 2018 this amount, when to $186,752 plus interest of $21,881, plus VAT of $2,714 for a balance of $211,347). These granted loans in USD and pesos including interest amount to $780,989 as of December 31, 2019. (2018 730,278)

At December 31, 2018, there was a loan receivable from Perfiles Comerciales Sigosa, S.A. de C.V., including interests of $ 579,047, during 2019 payments of $ 428,367 were received, resulting in a balance pending collection of $ 142,268, as of December 31, 2019.

In 2018, we had loans and collection interests with Proyectos Comerciales el Ninzi, S.A. de C.V., which were liquidated in 2019.

	December 31,
	2 0 1 9	2 0 1 8
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$1,853	$1,854
Industrias CH, S.A.B. de C.V.	208,223	205,879
Perfiles Comeciales Sigosa, S.A. de C.V.	3,632
Holding Protel, S.A. de C.V.	251
Compañia Laminadora Vista Hermosa, S.A. de C.V.	1,904
Operadora Perfiles Sigosa, S.A. de C.V.	5,850	112,587
Operadora Pytsa Industrial, S.A. de C.V.	8,233	5,185
Tuberias Procarsa, S.A. de C.V.		1,942
Compañia Manufacturera de Tubos, S.A. de C.V.	9,631	6,220
Others	1,949	924
	$241,526	$334,591

The other accounts payable correspond to services and / or purchases of finished products according to their activity.

19.	Cost of sales and expenses by their nature

At the years ended at December 31, 2019, 2018 and 2017, the cost of sales and administration expenses consist of the following:

	2 0 1 9	2 0 1 8	2 0 1 7

Raw materials and consumables	$16,411,788	$15,565,242	$11,268,400
Electrical energy	3,303,640	2,536,387	2,123,658
Ferroalloys	2,137,671	1,973,586	1,734,914
Refractories	707,214	613,563	492,781
Oxygen	276,648	279,272	213,838
Electrodes	1,293,096	1,463,091	419,741
Gas and fuels	962,001	766,163	612,605
Labor	2,042,433	3,181,556	2,699,414
Operation materials	919,893	954,415	1,000,752
Depreciation and amortization	1,108,629	1,112,418	1,465,759
Maintenance	2,221,595	2,243,255	2,586,507
Other expenses	319,958	954,379	615,100
	$31,704,566	$31,643,327	$25,233,469

	2 0 1 9	2 0 1 8	2 0 1 7

Cost of sales	$30,067,141	$30,563,315	$23,994,526
Administrative expenses	1,637,425	1,080,012	1,238,943
	$31,704,566	$31,643,327	$25,233,469

20.	Other (income) expenses, net

The components of other income (expenses) net, in the years ended December 31, 2019, 2018 and 2017, are the following:

	2 0 1 9	2 0 1 8	2 0 1 7

Cancellation of balances	$87,241	$786	$2,615
Land treatments in Pacific Steel, Inc.	3,362	8,922	7,674
Attorney’s fees	54,520	0	0
Bad debt estimate	5,320	0	0
Other expenses	150,443	9,708	10,289

Sale of scrap	(3,182)	(9,865)	(10,434)
Recovery of loss	(6,397)	(6,405)
Update of balances in favor in taxes		(2,699)	(519)
Other income	(4,282)	(5,791)	(6,270)
Other income	(13,861)	(24,760)	(18,772)
Other (income) and other expenses, net	$136,582	$(15,052)	$(6,934)

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management – The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2 0 1 9		2 0 1 8

Short – term assets		$11,176,625		$11,649,108
Short – term liabilities		4,843,976		5,567,083

Net monetary asset position in foreign currency		$6,332,649		$6,082,025
Equivalent in U.S. Dollars (thousands)	USD$	335,545	USD$	309,414

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables – Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2 0 1 9	2 0 1 8

Bank loans credit lines:
Drawn balances	$350,000	$350,000
Undrawn balances	116,596	128,681
Available line balance	$233,404	$221,319

22.	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the six Republic plants five of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada represents approximately 0% and 3% of the segment’s total sales in 2019 and 2018, respectively, of all the sales of the segment. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2019
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$18,530,672	$7,120,360	$8,520,169	$	$34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790		30,067,141

Gross profit (loss)	3,596,097	(632,416)	1,140,379		4,104,060
Administrative expenses	848,495	267,756	521,174		1,637,425
Other income (expenses), net	175,412	(71,324)	32,494		136,582
Interest income	145,729	266	0		145,995

Interest expense	3,438	(84,621)	(110,919)		137,053	(55,049)
Exchange rate gain (loss), net	628,044	(2,745)	177,314		(18,030)	784,583

Income (loss) before income taxes	2,093,313	(910,458)	298,478		155,083	1,636,416
Income taxes	3,505,015	(236,598)	7,857			3,276,274

Net income (loss) for the year	$(1,411,702)	$(673,860)	$290,621		$155,083	$(1,639,858)

Depreciation and amortization	$577,048	$260,760	$270,821			$1,108,629

Total assets	34,761,662	8,419,771	6,002,701		$(3,343,456)	45,840,678

Total liabilities	9,079,632	4,219,817	3,274,908		(3,343,456)	13,230,901

Acquisitions of property, plant and equipment	785,818	278,467	207,135			1,271,420
	Year ended December 31, 2018
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$20,507,794	$9,246,444	$5,924,015	$		$35,678,253
Cost of sales	15,715,761	9,294,352	5,553,202			30,563,315

Gross profit (loss)	4,792,033	(47,908)	370,813			5,114,938
Administrative expenses	592,218	267,905	219,889			1,080,012
Other income (expenses), net	11,367	3,685				15,052
Interest income	307,279	5,542				312,821
Interest expense	52,226	(99,985)	(103,141)		134,389	(16,511)
Exchange rate gain (loss), net	445,289	7,522	(602,747)		3,040	(146,896)

Income (loss) before income taxes	5,015,976	(399,049)	(554,964)		137,429	4,199,392
Income taxes	905,482	7,145	(160,165)			752,462

Net income (loss) for the year	$4,110,494	$(406,194)	$(394,799)		$137,429	$3,446,930

Depreciation and amortization	$587,407	$268,635	$256,376			$1,112,418

Total assets	40,617,874	10,181,967	6,733,362		$(8,679,380)	48,853,823

Total liabilities	8,458,465	10,815,692	2,750,043		(8,679,380)	13,344,820

Acquisitions of property, plant and equipment	1,552,587	433,154	8,724			1,994,465
	Year ended December 31, 2017
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$17,125,369	$8,370,999	$3,204,082	$		$28,700,450
Cost of sales	13,340,648	7,814,180	2,839,698			23,994,526

Gross profit (loss)	3,784,721	556,819	364,384			4,705,924

Administrative expenses	(753,676)	(257,001)	(228,266)			(1,238,943)
Other income (expenses), net	(98,915)	105,849				6,934
Interest income	252,074	217				252,291

Interest expense	(7,459)	(50,962)	(65,186)	$69,203	(54,404)
Exchange rate gain (loss), net	(1,291,909)	(26,256)	1,861	661,942	(654,362)

Income (loss) before income taxes	1,884,836	328,666	72,793	731,145	3,017,440

Income taxes	786,902	322,444	13,463		1,122,809

Net income (loss) for the year	$1,097,934	$6,222	$59,330	$731,145	$1,894,631

Other information:
Depreciation and amortization	$677,665	$538,699	$249,395		$1,465,759

Total assets	32,878,144	10,548,895	5,356,860	$(2,807,367)	45,976,532

Total liabilities	1,134,438	10,760,999	2,570,925	(2,807,367)	11,658,995

Acquisitions of property, plant and equipment	2,394,541	622,785	22,175		3,039,501

Information on products:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Light structural	$1,396,632	$1,654,720	$1,557,567
Structural	3,304,178	2,441,079	2,232,979
Bars	2,220,264	1,575,291	1,065,731
Rebar	12,370,490	12,363,530	8,931,862
Flat rebar	1,833,576	2,271,347	1,552,578
Hot rolled bars	8,226,613	9,549,286	8,594,130
Cold drawn bars	3,102,544	3,779,385	3,370,150
Others	1,716,904	2,043,615	1,395,453
	$34,171,201	$35,678,253	$28,700,450

Information about geographical areas:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Mexico	$17,873,633	$20,421,529	$16,712,874
USA	7,544,078	8,975,585	8,333,259
Brazil	8,500,592	5,932,297	3,214,117
Canada	175,686	267,606	370,803
Latin America	60,672	60,578	30,173
Other (Europe and Asia)	16,540	20,658	39,224
	$34,171,201	$35,678,253	$28,700,450

23.	Contingencies

As of December 31, 2019, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America, for which the main activity is the purchase and sale of scrap, has the following environmental contingencies:

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, the Mexicali plant began the process of importing non-RCRA soil for final disposal in a secure landfill based in Nuevo Leon State. This landfill is deposited after the separation of the metal content, which is used as raw material in the smelting process. PS has completed the shipment of non-RCRA soil for final disposal in Nuevo Leon State.

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

On January 5, 2016, the Attorney General and PS stipulated to filing a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

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

PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2019, it is unclear what will be the appropriate remedy to implement at the PS site, when the CMS will be completed, how long remediation will take, and how much it will cost.

On May 29, 2019, the company presents, a proposal to the DTSC, to carry out a work plan in March 2020, the DTSC has agreed tentatively, with that proposal or work plan

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.6 million and USD$ 2.6 million were recorded as of December 31, 2019 and 2018, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2019, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.6 million, (USD$ 1.0 million and USD$ 1.6 million in 2018), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On January 19, 2017, the Company was notified with the excerpt issued by the General Direction of Crimes and Sanctions of the National Banking and Exchange Commission (CNBV), for the probable realization, in the re-purchase of own stock operations, of several behaviors that, under the judgment of the CNBV, could be different to the ones established in the “Ley del Mercado de Valores (LMV)”. On February 9, 2017 Grupo Simec filed the statement of manifestations to the administrative sanction procedure. The resolution was favorable for the company, issued on May 15, 2018.

j.	On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which demands the payment of USD $ 1.4 million plus expenses, for additional costs incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. On February 26, 2020 the arbitrators sentenced our companies to individual and joint payments of various amounts and in different currencies. We are currently requesting SMS Concast to supply us with the missing secondlevel equipment.

k.	In February 2017, the Securities and Exchange Commission (“SEC”) notified the Company of the opening of an investigation to determine if the Company’s management committed infractions of US federal securities laws related to the failure to maintain internal control over financial reporting. This investigation is derived, in part, from the failures in these systems which were reported in the 20-F (Annual Report) for the fiscal year 2015. On February 21, 2016, the Company began implementing the corrective measures recommended by a specialist firm in order to better comply with the COSO framework. On January 29, 2019, the Company reached a settlement with the SEC. Under the terms of the settlement, the Company paid a civil penalty of USD $200,000 and retained an independent consultant to ensure remediation of material weaknesses and the implementation and maintenance of internal controls over financial reporting. The Company´s remediation efforts continue.

l.	During the year 2018 Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018, the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to $ 5,880 million. During the 2019 financial year, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned year for an amount of 2,323,662.

  Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600 thousand metric tons of liquid steel per year and 450 thousand metric tons of rolled steel products. This plant has more than 500 employees and can produce rod and light structural profiles. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espírito Santo on a land of more than 1,200,000 square meters.

The Itauna unit has an installed capacity to produce 120,000 metric tons per year of steel laminate products and can manufacture light structural profiles and rods. The plant is located in the city of Itauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte and has 94 employees. The factory is leased under a contract expiring in August 2020.

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2019, 2018 and 2017, rental expenses relating to operating leases amounted to USD$ 0.1 million, USD$ 0.7 million, and USD$ 0.5 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2019, 2018 and 2017, the Company recognized income from this agreement of USD$ 1.8 million, USD$ 2.8 million and USD$ 1.0 million, respectively. Unlike the previous contract the payments are earned by event and how they accrue.

d.	In connection with a sales and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016. The Company does not agree with the evaluation in its entirety and has filed a Reevaluation Petition on January 30, 2017 appealing the assessment to the Ohio Board of Tax Appeals. As of May 27, 2020, no resolution has been obtained on this appeal.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2019 or 2018 that recognizes the evaluation or any estimated amount of liquidation.

e.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.3 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, starting the supply in 2019. All payments with monthly maturity 6 days after of the month end closing. The contract ends in February 2020.

f.	February 22, 2018, the contract was signed with Primental Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. A 20% advance payment of USD $ 1.67 million has already been paid, the amount exercised at the end of 2019 USD $ 11.9 and the process of placement of letters of credit continues. The project execution period is 16 months and a budget of $ 23.2 million is estimated.

g.	In order to maintain and increase the continuity and quality of the electricity supply in all the Group’s plants, the scheme change from Basic Supply (SSB) to the Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires the modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, it seeks to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than those current. The estimated cost of this project is USD $ 1 million 850 thousand dollars and is expected to culminate in the month of November 2020.

h.	In execution of the program to remedy the breach of the requirement to keep placed between the investing public of at least 12% of the shares representing the Capital Stock of our issuer, presented to the Market Surveillance Directorate of the Bolsa Mexicana de Valores, S.A. de C.V., On August 27, 2019, are already in the process of being sufficient shares placed on the markets to exceed that minimum percentage of shareholding.

25. Subsequent events

Our company actively conducts ongoing reviews of our commercial practices in Mexico and other countries to avoid, as much as possible, the imposition of tariff rates on our products. On January 16, 2020, a preliminary tariff of 6.75% was imposed on our corrugated rod exports to the United States of America. We have contested these tariffs and anticipate that they will be decreased, given the almost unobserved result of the physical review carried out by the Department of Trade of that country in the plants of San Luis Potosí in February 2020.

Dividends were paid on March 10, 2020. These dividends was approved at the Ordinary General Shareholders’ Meeting held on February 10, 2020. The total amount paid was $ 1,990 million pesos.

For purposes of Income Tax based on fraction XXX of article NINE of the transitional provisions of the Income Tax Law, the withholding referred to in the second paragraph of article 140, and sections I and IV of the Article 164 of the same Law, since the dividends decreed will be paid out of the Net Fiscal Profit account of the profits generated until December 31, 2013, which the company independently carries in other Net Fiscal Profit accounts to since January 1, 2014, under the terms of article 77 of the Income Tax Law.

Risks Related to Global Economic

The outbreak of COVID-19 and disruptions in the steel industry have had, and are expected to continue to have, an adverse effect on our results of operations, financial condition and cash flows.

The global pandemic resulting from the spread of COVID-19 has had a significant effect on economies, businesses and individuals around the world. Efforts by governments around the world, including in the U.S., Mexico, and Brasil, to contain COVID-19 have involved, among other things, border closings and other significant travel restrictions; mandatory stay-at-home and work-from-home orders; mandatory business closures; public gathering limitations; and prolonged quarantines. These efforts and other governmental, business and individual responses to the COVID-19 pandemic have led to significant disruptions to commerce, supply chains, credit losses, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term effects of COVID-19 on the domestic and international economy and on public health. Global steel production has been and will continue to be affected by volatility in the market due to the COVID-19 pandemic. We expect steel consumption in the automotive and construction industries to be lower due to delays and reduced demand for steel products in North America and globally. These developments and other consequences of the COVID-19 outbreak have and could continue to materially adversely affect our results of operations, financial condition and cash flows.

On March 31, 2020, the Mexican Ministry of Health published an Administrative Ruling setting out certain “Essential Activities” that may continue to operate during the national state of sanitary emergency. In accordance with the Administrative Ruling and the Ministry of Health’s Technical Guidelines issued on April 6, 2020, we have determined that our business qualifies within the defined “Essential Activity” list. Similarly, the U.S. Department of Homeland Security guidance has identified our business as a critical infrastructure industry, essential to the economic prosperity, security and continuity of the United States. However, although we continue to operate, we have experienced, and are likely to continue to experience, significant reductions in demand and supply chain disruption. For example, the automotive industry, which is one of our significant end markets, has been experiencing a significant amount of disruption at a time of declining demand, resulting in a decline in profitability. We also may experience disruptions to our operations resulting from changes in government policy or guidance; quarantines of employees, customers and suppliers in areas affected by the COVID-19 outbreak; and closures of businesses or manufacturing facilities that are critical to our business or our supply chain.

The COVID-19 pandemic could also adversely affect our liquidity and ability to raise additional capital. Uncertainty regarding the duration of the COVID-19 pandemic and disruptions to the steel industry may, for example, adversely affect our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed, to support working capital or continuation of our growth strategy. Additionally, government stimulus programs may not be available to us, our customers or our suppliers, or may prove to be ineffective. If we are unable to access additional capital at the levels we require, or the cost of credit is greater than expected, it could materially adversely affect our operating results.

COVID-19 could negatively affect our internal controls over financial reporting as a portion of our workforce is required to work from home and therefore new processes, procedures, and controls could be required to respond to changes in our business environment.

We may be susceptible to increased litigation related to, among other things, the financial effects of the COVID-19 pandemic on our business, our ability to meet contractual obligations due to the COVID-19 pandemic, employment practices or policies adopted during the health crisis, or litigation related to individuals contracting COVID-19 as result of alleged exposure on Company premises.

In addition, the COVID-19 outbreak has significantly increased economic and demand uncertainty. The current outbreak and continued spread of COVID-19 could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain and will ultimately depend on future developments which cannot be predicted at this time, including, but not limited to, the duration, severity, speed and scope of the outbreak, the length of time required for demand to return and normal economic and operating conditions to resume.

26.	Consolidated financial statements issuance

These consolidated financial statements have been issued on May 27, 2020 by Ing. Rufino Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Directors.