Form 20-F/A
period 2019-12-31
GROUP SIMEC SA DE CV
filed 2021-01-12
CIK 887153

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

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the U.S. Securities and Exchange Commission on June 5, 2020 (the “Original 20-F”), amends Items 5 (Critical Accounting Policies and Consolidated Statements of Comprehensive Income—Comparison of Years Ended December 31, 2018 and 2019— Income Tax), 15A, 15B, 15D and the audited consolidated financial statements of the Original 20-F. No other information included in the Original 20-F is amended hereby. For presentation purposes only, this Amendment No. 1 restates in its entirety the Original 20-F.

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

Income Tax

In 2019 we recorded an income tax provision of Ps. 3,276 million, which included an income tax provision of Ps. 3,478 million (includes Ps. 2,324 million of the income tax derived from a review of the Tax Administration System (SAT), as described below) and an income tax profit provision for deferred income taxes of Ps. 202 million. In 2018 we recorded an income tax provision of Ps. 752 million, which included an income tax provision of Ps. 511 million and an income tax provision for deferred income taxes of Ps. 241 million.

As discussed in note 23(l) to our audited financial statements included elsewhere in this Annual Report, the amount we recognized as income tax in 2019 was significantly higher than the amount in 2018 because it included Ps. 2,324 million corresponding to taxes and expenses incurred by companies in our Mexican segment from previous years. These taxes and expenses were determined and assessed by the tax authorities by their audits of our tax returns for 2013 to 2017. The companies subject to audits for these tax years signed compensation and settlement agreements with the Mexican tax authorities to resolve court disputes with the tax authorities. As a result of this settlement and tax determination, our effective income tax rate for 2019 was significantly higher than the 30% corporate income tax rate.

Our effective income tax rates for 2019 and 2018 were 54.3% and 16.9%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2018 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2019 and 2018, we amortized tax losses which generated a benefit on income tax of approximately Ps. 987 million and Ps. 1,238 million, respectively. These effects benefited us in 2018 by causing our effective tax rate during 2018 to be lower than the statutory tax rate.

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

As discussed in note 9 to our audited financial statements included elsewhere in this Annual Report, management periodically evaluates the potential degradation of coke inventory to determine whether it remains suitable as a blast furnace input for our operations or, alternatively, should be made available for sale to other companies using other blast furnaces. Each year we hire a third-party expert to evaluate the impairment of coke and determine its fair value. The fair value of coke has been decreasing, as can be seen in the following table, and its valuation is impacted by the exchange rate of the peso against the U.S. dollar:

		Net Tons	Metric Tons	U.S.$ Cost(1)	Cost U.S.$/MT	Market U.S.$/MT(2)	Market Value(1)
12/31/2017	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$385.00	U.S.$52,568,846.75
2018	Sale of coke	0	0	0
12/31/2018	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$355.00	U.S.$48,463,173.95
2019	Sale of coke	0	0	0
12/31/2019	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$290.00	U.S.$39,602,543.72

(1)	In 2019, the applicable exchange rate was 18.87 pesos per 1 U.S. dollar. In 2018, the applicable exchange rate was 19.66 pesos per 1 U.S. dollar. In 2017, the applicable exchange rate was 19.74 pesos per 1 U.S. dollar.
(2)	Market price of Furnace coke quoted by Platts “SBB STEEL MARKETS DAILY” - 66/65 CCSR - FOB N.China

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

Our principal executive officer (CEO) and our principal financial officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

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

 Based on its assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

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

The Company implemented the following changes in their internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting:

●	monthly training programs were developed and implemented that include operational, accounting, taxes, accounting system operation and internal control themes;
●	an IFRS course was given to our accounting staff;
●	job descriptions were updated to more closely align with job duties and functions;
●	a staff training and personnel development, promotion and performance policy was developed and disseminated;
●	a delegation of authority policy was implemented to establish the necessary levels of authority that facilitate our key personnel making and executing decisions effectively and efficiently;
●	accounting manuals were updated to provide our management and finance staff with a working tool to serve as a basis for keeping accounting records in compliance with current tax, internal controls and financial regulations;
●	monthly accounting closing checklists are reviewed and signed by the Accounting Manager of each plant;
●	a new fixed assets inventories policy was implemented that include monthly physical inventories of certain equipment;
●	fixed asset appraisals were made at the new replacement value and net replenishment value, and annual depreciation and remaining useful life for each asset was labelled permanently for proper identification;
●	an investment in capital goods policy was developed and disseminated in order to establish budgetary control guidelines;
●	a customer credit line approval policy was updated and implemented;
●	a policy on notes to the financial statements was created and implemented which includes the types of situations that must be disclosed in financial, accounting, legal and taxes areas;
●	an intercompany and related parties policy was developed and implemented to define the rules for intercompany identification and operational support and reconciliations of balances and intercompany transactions;
●	a quarterly and annual financial report was created and implemented to provide guidelines for the quarterly and annual financial reporting process to facilitate the efficient preparation, recording and disclosure of financial information;
●	an IT risk and controls matrix was developed and implemented with the methodology for key IT risk assessment and evaluating key IT controls;
●	a review and control of system access was developed and disseminated to provide for a periodic review of employee access depending of their functions and status with the company; and
●	a close process review procedures policy for the EVPs of Finance and IT was developed and implemented for capital expenditures, non-purchase order expenditures and purchase order expenditures.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Receipts.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Receipts.****

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.****

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
EX-101.INS	XBRL Instance File
EX-101.SCH	XBRL Schema File
EX-101.CAL	XBRL Calculation File
EX-101.DEF	XBRL Definition File
EX-101.LAB	XBRL Label File
EX-101.PRE	XBRL Presentation File

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.
***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.
****	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on June 5, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Luis García Limón
Luis García Limón
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Coordinator of Finance

Dated: January 12, 2021

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

Index

Content	Page
Report of Independent Registered Public Accounting Firm	F-1-2

Consolidated Statements of Financial Position	F-3-4
Consolidated Statements of Comprehensive
Income	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7-8
Index to the Notes to the Consolidated
Financial Statements	F-9-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the "Company") as of December 31, 2019, and 2018, and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

How our audit addressed the issue

The company hired an independent third-party expert for the technical estimate of the value in use. Our audit procedures included the evaluation of the external expert's qualifications and those related to the value in use of the cash-generating unit consisted, among others, of the following:

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

Notes are part of these consolidated financial statements

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Mexican pesos)

Capital Stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Total controlling Interest	Non-controlling interest	Total stockholders’ equity

Balance at January 1, 2017	$2,832,268	$4,602,314	$19,074,667	$1,988,468	$4,839,142	$33,336,859	$(105,186)	$33,231,673

Repurchase of own capital stock,
net		(22,842)		(256,021)		(278,863)		(278,863)
Comprehensive income			1,894,776		(526,664)	1,368,112	(3,386)	1,364,726

Balance as of December 31, 2017	2,832,268	4,579,472	20,969,443	1,732,447	4,312,478	34,426,108	(108,572)	34,317,536

Increase in reserve			(3,000,000)	3,000,000
Repurchase of own capital stock, net		(4,239)		(1,636,057)		(1,640,296)		(1,640,296)
Comprehensive income			3,653,347		(606,787)	3,046,560	(214,797)	2,831,763

Balance as of December 31, 2018	2,832,268	4,575,233	21,622,790	3,096,390	3,705,691	35,832,372	(323,369)	35,509,003

Repurchase of own capital stock, net				(156,058)		(156,058)		(156,058)
Comprehensive (loss)			(1,635,909)		(1,455,428)	(3,091,337)	348,169	(2,743,168)

Balance as of December 31, 2019	$2,832,268	$4,575,233	$19,986,881	$2,940,332	$2,250,263	$32,584,977	$24,800	$32,609,777

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

Shares of the Company are listed on the Mexican Stock Exchange (BMV) and the New York Stock Exchange (NYSE).

2.	Significant events

a.	On December 5, 2017, Grupo Simec, S. A. B. de C. V. and Simec International 7, S.A. de C. V. (a subsidiary company), acquired 2,000 class "I" shares of a company named Señales del Norte S.A. de C.V., representing 100% of the fixed portion of that company’s capital stock and 3,908,782 shares class "II" representing 100% of the variable portion of that company’s capital stock. These shares were purchased on $122.66 million pesos. After the purchase of those shares Señales del Norte S.A. de C.V. came under the control of Grupo Simec, S.A.B. de C.V. From that date the company Señales del Norte S.A. de C.V., is consolidated in the financial statements. Subsequent to December 31, 2017 on March 13, 2018 the name of Señales del Norte S.A. de C.V. was changed to "Siderurgicos Noroeste, S.A. de C.V.".

b.	On May 1, 2018, one steel mill was acquired in Brazil from ArcelorMittal, which is located in Cariacica, Espiritu Santo and has a production capacity of 600 thousand tons a year. Another steel mill is being rented from ArcelorMittal in Itauna, Minas Gerais with a production capacity of 120 thousand tons a year. Upon closing the transaction, the group significantly increased its participation in the long steel market in Brazil; a confidentiality agreement was signed for this operation.

c.	On January 1, 2019 Grupo Simec, S.A.B. of C.V. increased its shareholding percentage in SimRep Corporation to 99.41%. The Company acquired 83,862 common shares of SimRep Corporation at a price of USD $ 3,454 each, for total consideration of USD $ 289,660, such consideration was provided through the conversions of loans payable to the Company by SimRep.

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

These amendments clarify the definition of "Material" and, consequently, modifications are made to a series of other standards by the definition of Material.

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

Summary of the main accounting policies –The preparation of the consolidated financial statements requires the company's management make certain estimates and use certain assumptions to value some of the items in the financial statements and to make the disclosures required in the same. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2019	18.87
Current exchange rate as of December 31, 2018	19.66

Average exchange rate for the year ended December 31, 2019 (*)	19.26
Average exchange rate for the year ended December 31, 2018 (*)	19.23

Current exchange rate as of May, 27 of 2020	22.56

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

d.	Allowances for doubtful accounts – The Companies recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. The determination of the estimate is aligned with the criteria established in IFRS IFRS 9, "Financial instruments".

e.	Inventories and cost of sales – Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale.

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

Sale of goods:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer.

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

As of December 31, 2019, 79% and 81% as of December 31, 2018, of the Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers ("USW"). The agreement initially expired on August 15, 2016, was extended for three years through August 15, 2019, and further extended through August 15, 2022. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides that Company's quarterly contributions to fund the Republic

Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to $4.00 per hour for each hour worked by USW represented employees. Effective August 16, 2019, the Company was no longer obligated to fund the Benefit Trust through the expiration of the extended agreement.

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

Income tax amount for year ended 2019 of Mexican companies includes Ps. $2,323.7 million corresponding to previous years taxes and expenses that were covered by various companies of the Group, these taxes were determined by the tax authorities corresponding to audits for fiscal years 2013 to 2017, which are indicated in note 23 (l); The companies that covered the taxes, signed compensation agreements with the tax authorities of Mexico, regarding the audits for fiscal years 2013 to 2017, in order to reach a fair agreement and thereby resolve the disputes that were in the courts with the tax authorities indicated in note 23 (l). Additionally, in 2020 it is also reasonably estimated to cover the amount of $554.4 million, also signing a compensation agreement between the companies and the tax authorities of Mexico. With the payment of the reasonable estimate to be covered in 2020, the disputes that were in the courts with the tax authorities indicated in note 23 (l) will be fully resolved.

During 2019 and 2018, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2 0 1 9	2 0 1 8	2 0 1 7

Expected benefit, expense	$514,294	$1,308,828	$890,249
Increase (decrease) as a result of:
Inflation effect, net	(417,960)	(114,419)	(217,249)
Impact of the nominal rate differences between the USA and Mexico	(23,368)	(35,914)	(16,572)
Benefit from utilization of tax loss carry-forward sand others (1)	(987,135)	(1,238,444)	(115,068)

Others, net (includes permanent items)	1,802,118	832,411	581,449
Income tax expense (2)	$887,949	$752,462	$1,122,809
Effective tax rate	54.26%	17.92%	37.21%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously 2019, 2018 and 2017, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

(2)	For the purpose of determining the effective tax rate, the payments corresponding to taxes from previous years and expenses that were paid by various group companies derived from repair agreements during the 2019 fiscal year were not considered within the income tax expense.

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

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.6 million and USD$ 2.6 million were recorded as of December 31, 2019 and 2018, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2019, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.6 million, (USD$ 1.0 million and USD$ 1.6 million in 2018), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company's financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On January 19, 2017, the Company was notified with the excerpt issued by the General Direction of Crimes and Sanctions of the National Banking and Exchange Commission (CNBV), for the probable realization, in the re-purchase of own stock operations, of several behaviors that, under the judgment of the CNBV, could be different to the ones established in the “Ley del Mercado de Valores (LMV)”. On February 9, 2017 Grupo Simec filed the statement of manifestations to the administrative sanction procedure. The resolution was favorable for the company, issued on May 15, 2018.

j.	On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which demands the payment of USD $ 1.4 million plus expenses, for additional costs incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. On February 26, 2020 the arbitrators sentenced our companies to individual and joint payments of various amounts and in different currencies. We are currently requesting SMS Concast to supply us with the missing secondlevel equipment.

k.	In February 2017, the Securities and Exchange Commission ("SEC") notified the Company of the opening of an investigation to determine if the Company's management committed infractions of US federal securities laws related to the failure to maintain internal control over financial reporting. This investigation is derived, in part, from the failures in these systems which were reported in the 20-F (Annual Report) for the fiscal year 2015. On February 21, 2016, the Company began implementing the corrective measures recommended by a specialist firm in order to better comply with the COSO framework. On January 29, 2019, the Company reached a settlement with the SEC. Under the terms of the settlement, the Company paid a civil penalty of USD $200,000 and retained an independent consultant to ensure remediation of material weaknesses and the implementation and maintenance of internal controls over financial reporting.

l.	During the year 2018 Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018, the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to Ps. $ 5,880 million. During the 2019 financial year, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned year for an amount of PS. $ 2,323.7 million.

  Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

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

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2019, 2018 and 2017, rental expenses relating to operating leases amounted to USD$ 0.1 million, USD$ 0.7 million, and USD$ 0.5 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, the Company entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expires on May 31, 2018. During the years ended December 31, 2019, 2018 and 2017, the Company recognized income from this agreement of USD$ 1.8 million, USD$ 2.8 million and USD$ 1.0 million, respectively. Unlike the previous contract the payments are earned by event and how they accrue.

d.	In connection with a sale and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016. The Company does not agree with the evaluation in its entirety and has filed a Reevaluation Petition on January 30, 2017 appealing the assessment to the Ohio Board of Tax Appeals. As of May 27, 2020, no resolution has been obtained on this appeal.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2019 or 2018 that recognizes the evaluation or any estimated amount of liquidation.

e.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.3 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, starting the supply in 2019. All payments with monthly maturity 6 days after of the month end closing. The contract ends in February 2020.

f.	February 22, 2018, the contract was signed with Primental Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. A 20% advance payment of USD $ 1.67 million has already been paid, the amount exercised at the end of 2019 USD $ 11.9 and the process of placement of letters of credit continues. The project execution period is 16 months and a budget of $ 23.2 million is estimated.

g.	In order to maintain and increase the continuity and quality of the electricity supply in all the Group's plants, the scheme change from Basic Supply (SSB) to the Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires the modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, it seeks to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than those current. The estimated cost of this project is USD $ 1 million 850 thousand dollars and is expected to culminate in the month of November 2020.

h.	In execution of the program to remedy the breach of the requirement to keep placed between the investing public of at least 12% of the shares representing the Capital Stock of our issuer, presented to the Market Surveillance Directorate of the Bolsa Mexicana de Valores, S.A. de C.V., On August 27, 2019, are already in the process of being sufficient shares placed on the markets to exceed that minimum percentage of shareholding.

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

Dividends were paid on March 10, 2020. These dividends was approved at the Ordinary General Shareholders' Meeting held on February 10, 2020. The total amount paid was $ 1,990 million pesos.

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

On March 31, 2020, the Mexican Ministry of Health published an Administrative Ruling setting out certain “Essential Activities” that may continue to operate during the national state of sanitary emergency. In accordance with the Administrative Ruling and the Ministry of Health’s Technical Guidelines issued on April 6, 2020, we have determined that our business qualifies within the defined “Essential Activity” list. [Similarly, the U.S. Department of Homeland Security guidance has identified our business as a critical infrastructure industry, essential to the economic prosperity, security and continuity of the United States. However, although we continue to operate, we have experienced, and are likely to continue to experience, significant reductions in demand and supply chain disruption. For example, the automotive industry, which is one of our significant end markets, has been experiencing a significant amount of disruption at a time of declining demand, resulting in a decline in profitability. We also may experience disruptions to our operations resulting from changes in government policy or guidance; quarantines of employees, customers and suppliers in areas affected by the COVID-19 outbreak; and closures of businesses or manufacturing facilities that are critical to our business or our supply chain.

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