Form 20-F
period 2020-12-31
GROUP SIMEC SA DE CV
filed 2021-05-24
CIK 887153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 20-F

___________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Series B Common Stock — 463,243,411 shares as of December 31, 2020

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 19.9352 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2020. On May 24, 2021, the interbank transactions rate for the peso was Ps. 19.8810 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains certain statements regarding our business that may constitute “forward looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “anticipates,” “plans,” “believes,” “estimates,” “intends,” “expects,” “projects” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain those words. These statements, including, but not limited to, our statements regarding the ongoing effects of the coronavirus (COVID-19) pandemic on both our projected customer demand and supply chain, as well as our operations and financial performance, our strategy for raw material acquisition, products and markets, production processes and facilities, sales and distribution and exports, growth and other trends in the steel industry and various markets, operations and liquidity and capital resources, are based on management’s beliefs, as well as on assumptions made by, and information currently available to, management, and involve various risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those expressed in any forward looking statement. In light of these risks and uncertainties, we cannot assure you that forward looking statements will prove to be accurate. Factors that might cause actual results to differ materially from forward looking statements include, but are not limited to, the following:

●	the overall global economic environment and risks associated with the COVID-19 pandemic;

●	factors relating to the steel industry (including the cyclicality of the industry, finished product prices, worldwide production capacity, the high degree of competition from Mexican, U.S. and foreign producers and the price of ferrous scrap, iron ore and other raw materials);

●	our inability to operate at high capacity levels;

●	the costs of compliance with Mexican, Brazilian and U.S. environmental laws;

●	future capital expenditures and acquisitions;

●	future devaluations of the peso and the real;

●	the imposition by Mexico and Brazil of foreign exchange controls and price controls;

●	the influence of economic and market conditions in other countries on Mexican securities; and

●	the factors discussed in Item 3.D – “Risk Factors” below.

Forward looking statements speak only as of the date of this filing, and we undertake no obligation to publicly update or to revise any forward looking statements after the date of this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances discussed in this annual report might not occur.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

This annual report includes our consolidated financial statements as of December 31, 2019 and 2020 and for each of the three years ended December 31, 2018, 2019 and 2020, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB). We have adjusted the financial statements of our subsidiaries to conform to IFRS, and we have translated them to Mexican pesos, our reporting currency. See Note 4 to our consolidated financial statements included elsewhere herein.

Some of our operations have a different functional currency than the Mexican peso, our reporting currency. A functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The U.S. dollar was considered as the functional currency of all our U.S. subsidiaries and the Brazilian real was considered as the functional currency for all our Brazil plants; therefore, the financial statements of these subsidiaries were translated into Mexican pesos by applying:

●	The exchange rates at the balance sheet date, to all assets, liabilities and stockholder’s equity.

●	The historical exchange rate at revenues, costs and expenses.

Translation differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption “translation effects of foreign subsidiaries.” Translation differences were carried directly to the consolidated statement of comprehensive income as part of the income of the year under the caption foreign exchange gain (loss).

The translation effect in the results of operations for the years ended December 31, 2018, 2019 and 2020 resulted from applying the following exchange rates (peso/dollar) to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate (pesos to U.S.$1.00)	Change
December 31, 2018	19.6566	(0.0788)
December 31, 2019	18.8727	(0.7839)
December 31, 2020	19.9352	1.0625

The following tables present the selected consolidated financial information as of and for each of the periods indicated. The selected financial and operating information as of and for the years ended December 31, 2016, 2017, 2018,2019 and 2020 set forth below has been derived in part from our consolidated financial statements, which have been reported on by Marcelo de los Santos y Cía., S.C. a practice member of Moore Global Network Limited (before Moore Stephens). The financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA, for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, the financial and operating information of GV do Brasil Industria e Comercio de Aço LTDA have been reported by Moore Lima Lucchesi Auditores Independentes (“Moore Global–Lima”). The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included elsewhere herein.

	As of and for Year Ended December 31,
	2016	2017	2018	2019	2020	2020 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Selected Consolidated Statements of Comprehensive Income Data:

	As of and for Year Ended December 31,
	2016	2017	2018	2019	2020	2020 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)

Net sales	27,516	28,700	35,678	34,171	35,869	1,799
Cost of sales	22,776	23,994	30,563	30,067	29,212	1,465
Impairment of property, plant and equipment	-	-	-	-	-	-
Gross profit (loss)	4,740	4,706	5,115	4,104	6,657	334
Administrative expenses	879	954	923	1,417	1,597	101
Depreciation and amortization	398	285	157	220	422	21
Other (expense) income, net	(36)	7	15	(137)	547	27
Interest income	140	252	312	146	108	5
Interest expense	40	54	16	55	54	3
Foreign exchange gain (loss)	1,774	(654)	(147)	(785)	(363)	(18)
Income (loss) before taxes	5,301	3,018	4,199	1,636	4,876	245
Income tax expense	936	1,123	752	3,276	2,078	104
Net income (loss)	4,365	1,895	3,447	(1,640)	2,798	140
Non-controlling interest income (loss)	1,458	-	(206)	(4)	(-)	(0)
Controlling interest income (loss)	2,907	1,895	3,653	(1,636)	2,798	140
Net income (loss) per share(2)	5.97	3.84	7.46	(3.52)	6.04	0.30
Net income (loss) per ADS(2)	17.94	11.52	22.38	(10.56)	18.12	0.90
Weighted average shares outstanding (thousands)(2)	486,516	493,918	489,537	465,069	463,483	463,483
Weighted average ADSs outstanding (thousands)(2)	162,172	164,639	163,179	155,023	154,494	154,494

Selected Consolidated Balance Sheet Data:

Total assets	41,880	45,977	48,854	44,015	45,504	2,283
Total short-term liabilities	5,738	7,480	8,992	7,286	8,427	423
Total long-term liabilities(3)	2,910	4,179	4,353	4,118	4,058	204
Total stockholders’ equity	33,232	34,318	35,509	32,610	33,019	1,656

Selected Consolidated Statements of Cash Flows Data:

Cash provided by operating activities	5,706	3,184	3,224	1,043	3,634	182
Cash provided by (used in) financing activities	898	(374)	(2,641)	(211)	(2,086)	(105)
Cash used in investing activities	(5,443)	(3,118)	(820)	(107)	(833)	(42)

Other Data:

Capital expenditures	3,100	3,040	1,994	1,271	951	48
Adjusted EBITDA(4)	4,892	4,933	5,147	3,576	6,090	305
Working capital(5)	14,497	15,386	17,109	16,695	15,930	799
Depreciation and amortization	1,429	1,466	1,112	1,109	1,452	73
Dividends declared	0	0	0	0	1,990	100

Operational Data:
(capacity and production in thousands of tons):
Annual installed capacity(6)	4,132	4,001	4,480	4,896	5,185	N/A

	As of and for Year Ended December 31,
	2016	2017	2018	2019	2020	2020 (1)
	(Millions of pesos, except per share and ADS data and operational data)					(Millions of U.S. dollars)
Mexico	1,495	1,404	1,374	1,294	1,474	N/A
United States, Canada, Brazil and elsewhere outside Mexico	590	687	818	1,055	1,107	N/A
Total tons shipped	2,085	2,091	2,192	2,349	2,441	N/A
SBQ steel	761	733	706	618	616	N/A
Structural and other steel products	1,324	1,358	1,486	1,731	1,825	N/A
Number of employees	3,973	3,767	4,685	4,201	4,448	N/A
Per Ton Data:

Net sales per ton(7)	13,197	13,725	16,276	14,547	14,695	737
Cost of sales per ton(7)	10,924	11,475	13,943	12,800	11,967	600
Adjusted EBITDA(4) per ton(7)	2,346	2,359	2,348	1,522	2,495	125

(1)	Peso amounts have been translated into U.S. dollars solely for the convenience of the reader, at the exchange rate of Ps. 19.9352 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2020.

(2)	Our series B shares are listed on the Mexican Stock Exchange, and the ADSs are listed on the New York Stock Exchange. One American depositary share, or “ADS,” represents three series B shares.

(3)	Total long-term liabilities include amounts relating to deferred taxes.

(4)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or IFRS. Adjusted EBITDA is derived from our IFRS financial information and means net income (loss) excluding: (i) depreciation, amortization and impairment expense; (ii) financial income (expense), net (which is composed of net interest expense and foreign exchange gain or loss); (iii) other income (expense); and (iv) income tax expense and employee statutory profit-sharing expense.

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

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash flow from operating activities or net cash flow from investing and financing activities. Reconciliation of net income (loss) to Adjusted EBITDA is as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020(1)
	(millions of pesos)					(millions of U.S. dollars)

Net income (loss)	4,365	1,895	3,447	(1,640)	2,798	140
Impairment of property, plant and equipment	-	-	-	-	-	-
Depreciation and amortization	1,429	1,466	1,112	1,109	1,452	73
Other (expense) income	(36)	7	15	(137)	547	27
Interest income	140	252	313	146	108	5
Interest expense	40	54	16	55	54	3
Foreign exchange gain (loss)	1,775	(654)	(147)	(785)	(363)	(18)
Income tax expense	936	1,123	752	3,276	2,078	96
Adjusted EBITDA	4,892	4,933	5,147	3,576	6,090	305

(5)	Working capital is defined as excess of current assets over current liabilities.

(6)	Installed capacity is determined at December 31 of the relevant year.

(7)	Data in pesos and U.S. dollars, respectively, not in millions.

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

Year Ended December 31,	High	Low	Average	Period End
2016	20.84	17.19	18.67	20.62
2017	21.89	17.48	18.88	19.64
2018	20.67	17.97	19.22	19.63
2019	20.12	18.76	19.25	18.86
2020	24.85	18.57	21.50	19.93

Month in 2021	High	Low	Average(1)	Period End
January	20.26	19.66	19.94	20.26
February	20.94	19.93	20.33	20.94
March	21.45	20.44	20.75	20.44
April	20.34	19.81	20.04	20.17
May (through May 24)	20.26	19.80	19.98	19.94

(1)	Average of month-end or daily rates, as applicable.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. Steel prices are sensitive to macroeconomic fluctuations in the global economy, and substantial price decreases during periods of economic weakness have not always been offset by price increases during periods of economic strength. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity relative to local demand. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. Global steel prices recovered in 2016, 2017 and 2018. During 2019, global steel prices decreased, a trend which accelerated due to the global COVID-19 pandemic, during 2020, pricing levels have started to recover. We cannot give you any assurance as to prices of steel in the future.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2016 increased approximately 2%, in 2017 increased approximately 31%, in 2018 increased approximately 19%, in 2019 decreased approximately 20%, in 2020 increased approximately 9%; while prices of ferroalloys in 2016 decreased approximately 13%, in 2017 increased approximately 22%, in 2018 increased approximately 10%, in 2019 increased approximately 1% and in 2020 decreased approximately 20%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

As of December 31, 2020, we had 136,541 metric tons of coking coal inventory, which is one of the principal raw materials used in blast furnaces. We have not used this raw material in recent years because our Lorain, Ohio blast furnace facility has been idle since 2008. We intend to start using coking coal as a substitute for coal in our productive process in our other plants in Mexico and the United States. However, we cannot assure you that we will be able to effectively utilize such inventory.

We have assigned a fair market value of Ps. 953 million (U.S.$47.8 million) to our coking coal inventory as of December 31, 2020. However, prices for coking coal have fluctuated significantly in the past and could continue to do so in the future and significant fluctuations in coking coal prices could adversely affect the value of our existing inventory.

The energy costs involved in our production processes are subject to fluctuations that are beyond our control and could significantly increase our costs of production.

Energy costs constitute a significant component of our costs of operations. Our energy cost was 13% of our manufacturing costs for 2020 compared to 14.3% for 2019, 12.4% for 2018, 13.1% for 2017, 13.5% for 2016 and 13% for 2015. Our energy costs are driven by the dependence of our production processes on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 1.5% in 2016, in 2017 increased approximately 22%, in 2018 increased approximately 14%, in 2019 increased approximately 1% and in 2020 decreased approximately 9.8%; and prices for natural gas increased approximately 8% in 2016, increased approximately 22% in 2017, increased approximately 28% in 2018 and increased approximately 1.8% in 2019 and decreased approximately 18% in 2020.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In the United States, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States, as appropriate. As of December 31, 2020, we have not entered into derivative financial instruments in Mexico, the United States or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately half of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market, could cause a sizable increase in the volume of Chinese steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including us.

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

We and our auditors identified material weaknesses in our internal controls over financial reporting from 2011 through 2018, which resulted in our conducting a thorough review and establishing remedial measures in 2019.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2016, 2017 and 2018, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

By letter dated February 13, 2017, the Securities and Exchange Commission (the “SEC”) notified us that the SEC was conducting an informal, and non-public, inquiry into the Company in connection with our internal controls. After cooperating with the

SEC and engaging in a thorough review of our internal controls, we implemented remedial measures during 2019, and we settled internal controls charges with the SEC on January 29, 2019. We also agreed to retain an independent consultant and to pay a civil monetary penalty in the amount of U.S.$200,000. Any failure to maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or could cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to implement improvements in our internal controls to address the identified weaknesses could result in our incurring substantial liability for not having met our legal obligation and could also cause investors to lose confidence in our reported financial information, which could have a material adverse impact on the trading price of our Series B shares or the ADSs.

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

One significant source of trade restrictions results from the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether prevent exports to relevant markets. For example, in October 2014, the United States International Trade Commission (USITC) determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bars from Mexico that are sold in the United States at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government-imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017. On January 16, 2020, a preliminary dumping rate of 6.75% was imposed on our exports of rebar to the United States of America; however, this dumping rate decreased to 1.46% following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant in February 2020.

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

As of December 31, 2020, approximately 87% of our non-Mexican and 44% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2020, 2019, 2018, 2017 and 2016, sales to our ten largest customers in the United States accounted for approximately 68%, 65%, 68.4%, 68.7% and 62.1% of our consolidated revenues in the United States, respectively, and approximately 15.5%, 20.8%, 13.8%, 17.7% and 20% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

In the SBQ market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier.” The automotive industry has put these stringent conditions in place for the production of auto parts to assure vehicle quality and safety. We are currently an approved supplier for our automotive parts customers. Maintaining these certifications is key to preserving our market share, because they can be a barrier to entry in the SBQ market, and we cannot assure you that we will be able to do so.

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

Our steel making operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21st session of the UNFCCC conference in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. As a result, some of our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse gas policies and regulations could adversely affect our business and results of operations. In February 2021 the United States returned to the Paris Agreement.

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

Industrias CH, which is controlled by the chairman of our board of directors, Rufino Vigil González, owns approximately 55.3% of our shares and Industrias CH and subsidiaries, 78%. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the ADSs.

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

The ongoing global pandemic resulting from the spread of COVID-19 has had a significant effect on economies, businesses and individuals around the world. Efforts by governments around the world, including in the U.S. and Mexico, to contain COVID-19 have involved, among other things, border closings and other significant travel restrictions; mandatory stay-at-home and work-from-home orders; mandatory business closures; public gathering limitations; and prolonged quarantines. These efforts and other governmental, business and individual responses to the COVID-19 pandemic have led to significant disruptions to commerce, supply chains, credit losses, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term effects of COVID-19 on the domestic and international economy and on public health. Global steel production has been and will continue to be affected by volatility in the market due to the ongoing COVID-19 pandemic and uncertainty remains around the extent and duration of the pandemic, the emergence of new and more contagious variants of the virus and the effectiveness of vaccine programs. We expect steel consumption in the automotive and construction industries to be lower due to delays and reduced demand for steel products in North America and globally. These developments and other consequences of the COVID-19 outbreak have and could continue to materially adversely affect our results of operations, financial condition and cash flows.

On March 31, 2020, the Mexican Ministry of Health published an Administrative Ruling setting out certain “Essential Activities” that may continue to operate during the national state of sanitary emergency. In accordance with the Administrative Ruling and the Ministry of Health’s Technical Guidelines issued on April 6, 2020, we determined that our business qualified within the defined “Essential Activity” list. Similarly, the U.S. Department of Homeland Security guidance has identified our business as a critical infrastructure industry, essential to the economic prosperity, security and continuity of the United States. While restrictions continue to relax, we cannot predict the impact of future government measures on our business during the course of the ongoing pandemic. Although we continued to operate during 2020, we experienced, and are likely to continue to experience, significant reductions in demand and supply chain disruption. For example, the automotive industry, which is one of our significant end markets, has been experiencing a significant amount of disruption at a time of declining demand, resulting in a decline in profitability. We also may experience disruptions to our operations resulting from changes in government policy or guidance, including restrictions put in place to reduce the rate of infections and hospitalizations; quarantines of employees, customers and suppliers in areas affected by the COVID-19 outbreak; and closures of businesses or manufacturing facilities that are critical to our business or our supply chain.

The ongoing COVID-19 pandemic could also adversely affect our liquidity and ability to raise additional capital. Uncertainty regarding the duration of the COVID-19 pandemic and disruptions to the steel industry may, for example, adversely affect our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed, to support working capital or continuation of our growth strategy. Additionally, government stimulus programs may not be available to us, our customers or our suppliers, or may prove to be ineffective. If we are unable to access additional capital at the levels we require, or the cost of credit is greater than expected, it could materially adversely affect our operating results.

The ongoing COVID-19 pandemic could negatively affect our internal controls over financial reporting as a portion of our workforce continues to be required to work from home and, therefore, new processes, procedures, and controls could be required to respond to changes in our business environment.

We may be susceptible to increased litigation related to, among other things, the financial effects of the COVID-19 pandemic on our business, our ability to meet contractual obligations due to the COVID-19 pandemic, employment practices or policies adopted during the health crisis, or litigation related to individuals contracting COVID-19 as result of alleged exposures on Company premises.

In addition, the COVID-19 outbreak continues to significantly increase economic and demand uncertainty. The current outbreak and continued spread of COVID-19 and the emergence of new and more contagious variants could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. Global activity levels started to improve during the second half of 2020; however, the full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain, differs from country to country and will ultimately depend on future developments which cannot be predicted at this time, including the duration and scope of the restrictions put in place in different locations to reduce the rate of infections and hospitalizations, the development and spread of variants of COVID-19 and the effectiveness of vaccines as new variants of COVID-19 appear and spread, levels of unemployment, the length of time required for demand to return and normal economic and operating conditions to resume. While some restrictions were lifted in the second and third quarters of 2020, new restrictions were implemented in the fourth quarter of 2020 due to second waves and are expected to continue or to be implemented in the first part of 2021. We cannot predict whether restrictions will be further relaxed, reinstated or made more stringent. The effects of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this Item 3.D. “Risk Factors.”

Global economic conditions, such as the financial crisis and economic recession relating to the COVID-19 pandemic and the financial crisis have in the past, and may continue to, significantly impact our business.

The impact of global economic conditions on the steel industry may have a significant effect on our business, results of operations and financial condition. The COVID-19 outbreak continues to affect the countries in which we operate and has significantly impacted our workforce and our operations, including as a result of government mandates in certain countries to work from home to minimize the spread of the virus and measures we have taken to protect employees and contain the virus spread among them. In the countries where we have operations and where COVID-19 has been widespread, including our locations in Mexico, United States and Brazil, our ability to conduct business in those geographies has affected our operational and financial performance. We have experienced and expect to continue to experience unpredictable production, supply chain or operations interruptions related to the COVID-19 pandemic that could disrupt supply or delivery of, or demand for, our products in our end-markets. The current outbreak and continued spread of COVID-19 has significantly increased economic and demand uncertainty, and could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and financial condition. Similarly, the financial crisis that began in the United States in 2008 led to a global recession in which overall economic activity decreased across the world generally and in North America in particular.

The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors has reduced demand for steel products in North America and globally. These economic conditions significantly impacted, and will continue to significantly impact, our business and results of operations. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree since the 2008-2009 global recession, and are beginning to show signs of recovery from the COVID-19 pandemic, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. If global macroeconomic conditions deteriorate, however, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession and have recently exhibited reduced demand for steel products due to the ongoing COVID-19 pandemic. As a result, our operating levels in recent years declined compared to pre-recession levels. In 2016, we experienced a reduction in our sales in some of our end-product markets, in 2017 there was a slight increase in sales to the automotive industry compared to 2016, in 2018 we experienced a slight decrease in our sales to the automotive industry compared to 2017 and in 2020 and 2019 we experienced a decrease in our sales to the automotive industry compared to 2018.

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

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 49% of our net sales of our SBQ steel products in 2020. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. Any reduction in vehicles manufactured in North America, the principal market for Republic’s SBQ steel products, has had and will continue to have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry, may adversely affect us. Due to the COVID-19 pandemic, chips have been in short supply globally, and this affected our sales to the automotive sector.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The Mexican economy, as measured by gross domestic product, was growing until 2019: growing 2.9% in 2016, 2% in 2017 and in 2018, contracted by 0.1% in 2019 and in 2020, contracted by 8.5% (according to figures of the Instituto Nacional de Estadística y Geografía (INEGI)). Mexico has historically experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 on August 5, 2008, and a high of Ps. 21.89 to U.S.$1.00 on January 19, 2017. In 2018, the exchange rate registered a low of Ps. 17.98 to U.S.$1.00 and a high of Ps. 20.72 to U.S.$1.00. In 2019, the exchange rate registered a low of Ps. 18.76 to U.S.$1.00 and a high of Ps. 20.12 to U.S.$1.00. In 2020, the exchange rate registered a low of Ps.18.57 to U.S. $1.00 and a high of Ps. 24.86.

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

On February 17, 2016, the Mexican Central Bank increased the reference rate from 3.25% to 3.75% and has been increasing the reference rate regularly since then, up to 8.25% in March 2019, then back down to 4% as of April 23, 2021. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 3.4% for 2016, 6.8% for 2017, 4.8% for 2018, 2.8% for 2019 and 3.2% for 2020. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

Moreover, the debt crisis in the European Union, changes in Chinese exchange rate policy, continuing concerns regarding the slowdown of the Chinese economy, terrorist attacks and sharp declines in the price of crude oil, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our financial performance.

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

Our results of operations and financial condition may be adversely affected by factors such as:

●	fluctuations in exchange rates;

●	exchange control policies;

●	interest rates;

●	inflation;

●	tax policies;

●	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product (“GDP”);

●	changes in labor regulation;

●	energy shortages;

●	the Brazilian government’s response to the COVID-19 pandemic and, among other things, its impacts on water consumption, labor laws and other regulations affecting our industry;

●	social and political instability;

●	liquidity of domestic capital and lending markets; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.3% in 2016, 2.9% in 2017, 3.8% in 2018, 4.3% in 2019 and 4.5% in 2020. Brazil may experience substantial increases in inflation rates in future periods.

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

On September 24, 2015, the Brazilian real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Brazilian real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Brazilian real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the Brazilian real went from R$3.2591 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a depreciation of 1.5% against the U.S. dollar. In 2018, the Brazilian real went from R$3.3080 per U.S.$1.00 at the beginning of the year to R$3.8748 per U.S.$1.00 on December 31, 2018, corresponding to a depreciation of 17.1% against the U.S. dollar. In 2019, the Brazilian real went from R$3.8748 per U.S.$1.00 at the beginning of the year to R$4.0307 per U.S.$1.00 on December 31, 2019, corresponding to a depreciation of 4% against the U.S. dollar. In 2020, the Brazilian real went from R$4.0307 per U.S. $1-00 on December 31, 2019 to R$5.1942 per U.S. $1.00 on December 31, 2020, corresponding to a depreciation of 29% against the U.S. dollar. There can be no assurance that the Brazilian real will not depreciate or appreciate further against the U.S. dollar.

Brazil’s GDP recorded a 3.2% increase in 2020’s fourth quarter compared with the third quarter, for a total of R$ 7.4 trillions. Although, the year closed with a 4.1% loss, mainly from the Covid impact in the economy. This has been the largest annual loss since 1996. This data was issued on April 3, 2021 by the Instituto Brasileño de Geografía y Estadística (IBGE). According to Refinitiv projections, Brazil’s GDP was expected to grow 2.8% in the last quarter of 2020, compared with the previous quarter. The expected forecast was a GDP fall of 1.5% compared with the same quarter of 2019, the actual fall was of 1.1%.

The GDP fall in 2020, interrupted a 3 consecutive year growth from 2017 to 2019, when it accumulated a 4.6% growth. GDP per capita reached R$ 35,172 last year, a record loss of 4.8%. This loss is the effect of the Covid pandemic when several economic activities were partially or totally shut down to control the virus from spreading. Even with social distancing measures relaxing, many people are still afraid to consume, especially services that could cause overcrowding.

In 2020, services contracted by 4.5% and industry by 3.5%. Together, these two sectors amounted to 95% of the economy. Only the agricultural sector grew by 2.0%. The loss of 3.5% in the industry sector was led by the construction industry, which decreased by 7.0% after a 1.5% growth in 2019. Manufacturing companies also contracted (a decrease of -4.35%), mainly due to a decrease in the manufacturing of motor vehicles, other transport equipment, clothing and metallurgy. Electricity, gas, water, sewerage and waste management activities fell by 0.4%. Extractive industries however grew by 1.3% due to the increase in oil and gas production that offset the fall in iron ore extraction.

The OECD (Organization for Economic Cooperation and Development) improved Brazil’s growth projection for 2021. It forecasts a 3.7% increase in economic activity for 2021. Previously, the OECD forecast a 2.6% growth rate (1.1% less than their most recent forecast).

External factors have impacted the economic performance, among them the coronovirus pandemic and foreign policy matters. For example, last year, the growth forecast was 2.3% at the beginning of the year, but the shock brought by the coronavirus pandemic negatively impacted the economy. Brazil’s GDP loss for 2020 is 4.26%.

The unemployment rate reached 14.6% in the third quarter of 2020, the highest ever recorded by the IBGE (Instituto Brasileño de Geografía y Estadística) since 2012 when records began. During 2020, with emergency aid of R $600, these rates reached 2.4% and 18.3%, respectively. Before the coronavirus pandemic, the rates were 6.5% and 24.5%. In other words, early next year, the situation will be even worse than the pre-pandemic. Next year, we will probably have a massive revenue loss with the end of the emergency aid and part of the middle class’ savings already having been spent. We expect to see family consumption decreasing, affecting the housing sector, our main sales sector.

Before the coronavirus pandemic, the government’s plan to present a “credible strategy” of fiscal rebalancing was based on the approval of a series of reforms. Among them are administrative reforms (which will reorganize the civil service), tax reforms, the Emergency PEC (Constitutional Amendment Proposal), activating a series of triggers to reduce expenses to allow the maintenance of the spending ceiling; and the Federative Pact PEC (which will reorganize the Union, States and Municipalities). Further, the Brazilian government enters 2021 with tense relations with the United States, China, Argentina and the European Union. Together, these four destinations accounted for 61% of Brazilian exports in 2020. The troubled relations with the United States and Europe is the environmental agenda.

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

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. We believe that, in 2016, 2017, 2018, 2019 and 2020, we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of shipped volume. We also believe that in 2016, 2017, 2018, 2019 and 2020, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value-added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations, has allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the North West and Central parts of Mexico allow us to serve the structural steel and construction markets in those regions and South West California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

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

In March 2001, Sidek consummated the sale of its entire approximate 62% controlling interest in our company to Industrias CH. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions and currently holds, together with its direct, wholly-owned subsidiaries, approximately 82.5% of our series B shares.

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

On February 6, 2018, Simec Siderurugicos, S.A. was incorporated. de C.V., with the following shareholders: Simec International 7, S.A. de C.V. with 49,999 shares and Grupo Simec, S.A.B. de C.V. 1 Share with a par value of $ 1.00 each share.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2021 will be approximately Ps. 1.368.2 million (U.S.$68.6 million), which consists of Ps. 167.2 million (U.S.$8.4 million) of estimated capital expenditures in our Republic facilities, Ps. 780 million (U.S.$39.1 million) consisting of capital expenditures in our facilities in Mexico and Ps. 421 million (U.S.$21.1 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2021 may differ significantly from such estimate.

In 2020, we spent Ps. 49.5 million (U.S.$2.5 million) on capital investments for Republic’s facilities, including Ps. 10.8 million (U.S.$0.5 million) at the Lorain, Ohio facility, Ps. 8.6 million (U.S.$0.4 million) at the Lackawanna, New York facility, Ps. 21.5 million (U.S.$1.1 million) at the Canton, Ohio facility and Ps. 8.6 million (U.S.$0.4 million) at the Massillon, Ohio facility. We spent Ps. 270.2 million (U.S.$13.6 million) on capital improvements at our facilities in Mexico, including Ps. 180 million (U.S.$9 million) at the Apizaco facility, Ps. 32.2 million (U.S.$1.6 million) at the Mexicali facility, Ps. 15 million (U.S.$0.7 million) at the Guadalajara facility, and Ps. 43 million (U.S.$2.1 million) at the San Luis facilities. We also spent Ps. 631.5 million (U.S.$31.6 million) on capital investments at our steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

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

In the United States, Mexico and Brazil, we own and operate 15 state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 4.8 million tons and a combined annual installed rolling capacity of 5.2 million tons. We own both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco, Mexico;

●	a mini-mill in Mexicali, Baja California Norte, Mexico;

●	two mini-mills in Apizaco, Tlaxcala, Mexico;

●	a cold finishing facility in Cholula, Puebla, Mexico;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;

●	a mini mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York and Solon, Ohio, all of which we own through our majority-owned subsidiary, Republic, and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we own and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

In 2020, we had net sales of Ps. 35.9 billion, gross profit of Ps. 6.7 billion and net profit of Ps. 2.9 billion. In 2020, approximately 15% of our consolidated sales were in our segment in the United States, approximately 55% were in our segment in Mexico and approximately 30% were in our segment in Brazil.

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

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican and U.S. facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2016	2017	2018	2019	2020
	(thousands of tons)
I-Beams	81.7	76.6	72.5	86.6	95.3
Channels	65.8	54.3	48.7	54.3	40.0
Angles(1)	182.5	155.9	156.7	217.7	281.9
Hot-rolled bars (round, square and hexagonal rods)	600.4	560.0	564.9	534.6	535.8
Flat bar	129.7	150.0	168.7	188.4	80.3
Rebar	774.6	854.9	924.2	1,033.8	1,100.2
Cold finished bars	163.2	149.4	151.9	131.4	185.1
Other semi-finished trade products(2)	10.7	8.4	14.0	0.6	0.0
Electro-Welded wire mesh	22.3	18.7	18.5	14.0	18.6
Wire rod	24.8	34.9	48.7	57.9	32.3
Electro-Welded wire mesh panel	28.1	24.9	22.1	18.4	29.2
Other	1.1	3.2	0.9	11.2	42.1
Total steel sales	2,084.9	2,091.2	2,191.8	2,348.9	2,440.8

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2020, approximately 27% of our steel product sales in tons represented SBQ steel products, of which we sold 42% to the auto part industry, 23% to service centers and the remaining 35% to other industries.

In 2020, direct sales in tons to the automotive industry decreased by 43% compared to 2019. In 2019, direct sales in tons to the automotive industry decreased by 13% compared to 2018. In 2018, direct sales in tons to the automotive industry decreased by 4% compared to 2017. In 2018, 2019 and 2020 sales in tons to the energy sector accounted for 0.4%, 0% and 0%, respectively, of our sales of SBQ steel products.

 The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico					United States, Canada, Brazil and Other Countries
	Years ended December 31,
	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
I-Beams	97%	98%	94%	82%	82%	3%	2%	6%	18%	18%
Channels	62%	55%	56%	44%	55%	38%	45%	44%	56%	45%
Angles	84%	83%	67%	52%	37%	16%	17%	33%	48%	63%
Hot-rolled bars (round, square and hexagonal rods)	42%	39%	32%	38%	48%	58%	61%	68%	62%	52%
Flat bar	95%	96%	68%	61%	72%	5%	4%	32%	39%	28%
Rebar	75%	63%	67%	56%	50%	25%	37%	33%	44%	50%
Cold drawn finished bars	73%	73%	77%	76%	46%	27%	27%	23%	24%	54%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	100%
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	96%	100%	100%	100%	89%	4%	—	—	—	11%
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	76%	—	75%	0%	0%	24%	100%	25%	100%	100%
Total (weighted average)	68%	63%	60%	55%	51%	32%	37%	40%	45%	49%

During 2020, approximately 15% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 30% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 55% of our sales by volume, with SBQ products representing approximately 25% of such sales and the remainder representing commercial steel products.

During 2020, approximately 60% of our sales in the United States and Canadian markets came from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canadian markets were spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States.

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

During 2020 and 2019, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

In our Republic plants, we have long-term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers include: leading automotive and industrial equipment manufacturers General Motors Corporation, Ford Motor Company, Chrysler LLC, Honda of America Mfg, Inc. and Nissan North America, Inc.; first tier suppliers to automotive and industrial equipment manufacturers such as American Axle & Manufacturing Holdings, Inc. and Nexteer, NSK and NTN Driveshafts, Inc.; service centers, which include AM Castle & Co., Earle M. Jorgensen Co., and Eaton Steel Bar Company.

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

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 870,000 tons for 2020, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. We consider the demand for steel in Brazil to be distributed within the first three sectors as follows, 50% for civil construction, later the automotive industry with 14% and finally capital goods with 36%. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market.

Our major customers in 2020 include: Marson Comercio e Distribuicao de Materiais de Construcao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, Comercio de Ferro Arevalo & Junior Eireli, Cimemprimo Dsitribuidora de Materiais de Construcao Ltda, A P Sobreira ME, H E Bonamigo Eireli ME, Aco Fera Com Ferro e Aco Ltda, SAE Towers Brasil Torrres Trans LTDA and, Brametal MG Metalúrgica Ltda.

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

We believe that our competitors’ closest plants to the southern California market are: Nucor Corporation, located in Plymouth, Utah; Commercial Metals Company, located in Meza, Arizona; Thyssenkrupp Steel North America, Inc., located in Santa Fe Springs, California; Deacero, S.A. de C.V. (“Deacero”), located in Saltillo, Coahuila, México and Gerdau Corsa, S.A.P.I. de C.V. (“Gerdau Corsa”), located in Tijuana, Baja California, Mexico. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

In 2020, we sold approximately 417,200 tons of I-beams, channels and angles at least three inches in width which represented approximately 17% of our total finished product sales for the year. In 2019, we sold approximately 226,829 tons of I-beams, channels and angles at least three inches in width which represented approximately 10% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 17.6% in 2019 and 16.8% in 2018, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2020, we sold approximately 616,079 tons of hot rolled and cold finished steel bars and 786,334 tons in 2019. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 17% and 18.2%, respectively, in 2020 and 16.5% and 18.2%, respectively, in 2019. Rebar and light structural steel together accounted for approximately 1,100,229 tons, or 56%, of our total production of finished steel products in Mexico, the United States and Brazil in 2020. Rebar and light structural steel together accounted for approximately 1,235,117 tons, or 52.6%, of our total production of finished steel products in Mexico, the United States and Brazil in 2019. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia, Suacero, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States market, depending on the product, include Nucor, Corporation, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel and Gerdau.

Brazil

Our main competitors in the Brazilian market are ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Usiminas, Ternium Do Brasil, V & M do Brasil and Villares Metals.

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

As of May 14, 2021, all of Republic Steel’s plants are certified to ISO9001:2015 and IATF16949:2016. In the case of our plants in Canton, Ohio, Lackawanna, New York, and Massillon, Ohio, all are certified to IATF16949, effective until January 2024 for Canton, Ohio, April 2024 for Lackawanna, New York and June 2021 for Massillon, Ohio. The plant in Solon, Ohio, is certified to ISO 9001:2015, and the current certification is effective until January 2024. The ISO/TS 16949:2009 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 2% in 2016, 30.8% in 2017, 19.4% in 2018, decreased 20% in 2019 and increased 9% in 2020, and prices of ferroalloys decreased approximately 13% in 2016, increased approximately 22% in 2017, 9.7% in 2018, decreased approximately 1% in 2019 and decreased 20% in 2020. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2020, our cost of sales in Mexico, as a percentage of sales in Mexico, was 79%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States, was 102%, as a percentage of sales in Brazil, was 76% and our consolidated cost of sales, as a percentage of consolidated sales, was 81%. The higher cost of sales of facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 60% of our consolidated manufacturing conversion cost in 2020 (62% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 65% in our Brazil operations), compared to 52% of our consolidated manufacturing conversion cost in 2019 (55% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 57% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 17.1% and 15.1% of our refined scrap tonnage in 2020 and 2019, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 81.5% and 1.4%, respectively, in 2020 and approximately 83.2% and 1.7%, respectively, in 2019 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 13% of our manufacturing conversion cost in 2020, compared to 17% in 2019, in our U.S. facilities accounted for 24% of our manufacturing conversion cost in 2020, compared to 24% in 2019 and in our Brazil facilities accounted for approximately 9% of our manufacturing conversion cost in 2020 compared to 13% in 2019.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Elmet, S.A. de C.V., Autlán Metal Services, S.A. de C.V., Elmet, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Possehl México, S.A. de C.V. and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. facilities purchase most of their ferroalloys from Affival, Gottlieb, Kennecott, Vale Americas, Minerais U.S. LLC and Glencore LTD. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Bozel Brasi, S.A., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., Rima Industrial, S.A., Vale Manganes S.A. Starligas- Comercio Importacao e Exportacao de Ferroligas Ltda. Companhia Brasileira de Matalurgia, Cia de Ferro Ligas de Bahia Ferbasa and Bareste Industria e Comercio Ltda.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Jilin Carbon Co. Ltd., Interfer Edelsthal H, Cimm Carbon Group Co, Dalian Wanlong Carbon Co,. CNBM International Corp, Dalian Xihua Refractories, and Hebei metals Minerals Corp. Ltd. Our U.S. facilities purchase most of their electrodes from Sangraf, Tokai ATC and FedMet. Our Brazil facilities purchase most of their electrodes from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Bozel Brasi, S.A., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., Rima Industrial, S.A. e Vale Manganes, S.A. Starligas- Vale Manganes S.A. Starligas- Comercio Importacao e Exportacao de Ferroligas Ltda. Companhia Brasileira de Matalurgia, Cia de Ferro Ligas de Bahia Ferbasa and Bareste Industria e Comercio Ltda.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V., Fedmet Resources Corp., Calderys France S.A.S., and Refratechnik Steel GmbH. Our U.S. facilities purchase most of their refractory products from RHI Inc, Vesuvius USA, Corp., Magna Refractories Inc., Harbison-Walker Refractories Company and Magnesita Refractories Co. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarrasm S.A., Vesivius, Samboba and Magnesita Refractaries Mexico S.A. de C.V.

Electricity. In 2020 and 2019, electricity accounted for approximately 10% of our consolidated manufacturing conversion cost. Electricity accounted for 11% in 2020 and 2019 of our manufacturing conversion in our Mexico facilities and is supplied by the

Comisión Federal de Electricidad (CFE). It accounted for 8% in 2020 and 9% in 2019 of the manufacturing conversion cost in our U.S. operations and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 9% in 2020 and 2019 of the manufacturing conversion cost in our Brazil operations and is supplied by Ecom Energia Ltda. and Comercializadora de Energiaeletrica Ltda. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 2% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2020 and approximately 3% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 5% of our Brazil operations) in 2019. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2020 and 2019, we did not have natural gas cash-flow exchange contracts or swaps.

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

Our steelmaking operations in the United States and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21st session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations. In February 2021, the United States rejoined the Paris Agreement.

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

Companies in Mexico are required to obtain proper authorizations, concessions, licenses, permits and registrations from competent environmental authorities for the performance of activities that may have an impact on the environment or may constitute a source of contamination. Such companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing PROFEPA and SEMARNAT with periodic reports regarding compliance with various environmental laws. Among other permits, the operations and related activities of the steel industry are subject to the prior obtainment of an environmental impact authorization granted by SEMARNAT.

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

North American Free Trade Agreement. NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that compete with our main product lines. In March 2018, the U.S. government imposed a 25% tariff on all steel products and a 10% tariff on all aluminum products imported into the United States under Section 232 of the Trade Expansion Act, which tariffs were removed in May 2019. Leaders from the United States, Canada and Mexico also commenced discussions regarding NAFTA on January 23, 2018 in Montreal, Canada. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (the USMCA), which replaced NAFTA on July 1, 2020. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.” The new agreement has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

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

Other Trade Agreements. In the last several years, Mexico has signed other free trade agreements with Israel (2000), Iceland, Norway, Liechtenstein and Switzerland (2001), and with the following Latin American countries: Chile (1992 and amended in 1999); Venezuela and Colombia (1995); Costa Rica (1995); Bolivia (1995); Nicaragua (1998); Honduras, El Salvador and Guatemala (2001); and Uruguay (2003). We do not anticipate any significant increase in competition in the Mexican steel market as a result of these trade agreements due to their minimal steel production or, in the case of Venezuela and Chile, minimal share of the Mexican market. Venezuela stepped off the free trade agreement with Mexico and Colombia.

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

On September 11, 2013, the United States International Trade Commission (USITC) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Byer. On October 14, 2014, the USITC determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bar from Mexico that are sold in the United States at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government-imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017.

On January 16, 2020, a preliminary dumping rate of 6.75% was imposed on our exports of rebar to the United States of America; however, this dumping rate decreased to 1.46%, because of the physical review carried out by the United States Department of Commerce at the plants of San Luis Potosí in February 2020, during which they did not find elements to apply the dumping rate.

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

Labor. In July 2017, the Brazilian government issued Law No.13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law extends the workday from 8 hours to 12 hours, provided that there is a 36 hour break afterwards. With regard to negotiations with any labor union, Law No. 13,467 provides that certain rights, such as constitutional rights and women’s rights, cannot be part of the negotiations, as the Constitution and existing law prevails over any collective bargaining agreement. In addition, Law No.13,467 allows companies to outsource any activity, including the company’s principal activity and activities that a company’s own employees are carrying out. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law will have to pay all costs and expenses related to the lawsuit and limits any compensation for moral damages subject to certain thresholds. We are currently in compliance with these labor regulations.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100%); Sistemas de Transporte de Baja California, S.A. de C.V. (100%); Operadora de Metales, S.A. de C.V. (100%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100%); Arrendadora Simec S.A. de C.V. (99.99%); CSG Comercial, S.A. de C.V. (100%); Compañía Siderúrgica de Guadalajara S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100%); Undershaft Investment N. V., (100%); Simec USA Corp. (100%); Pacific Steel Projects Inc. (100%); Simec Steel Inc. (100%); Simec International6, S. A. de C. V.(100%); Corporativos G&DL, S.A. de C.V. (100%); Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (99.95%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100%); GS steel B.V. (100%) (liquidated in 2018), Gases Industriales de Tlaxcala, S.A. de C.V. (100%), Siderúrgicos Noroeste, S.A. de C.V., Fundiciones de Acero Estructrual, S.A. de C.V. (100%) and Simec Siderugico, S.A. de C.V. (100%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V. until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (incorporated in October 2012). These facilities were operated by RRLC, S.A.P.I. de C.V. (95.10%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (97.61%) (incorporated in 2015), since April 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) and Aceros Especiales Simec Tlaxcala, S.A. de C.V. (incorporated in 2015), since March 2016 to April 2017, Fundiciones de Acero Estructural, S.A. de C.V. (incorporated in 2017), from May 2017 to December 2017 respectively. Siderurgicos Noroeste, S.A. de C.V. (incorporated in 2018), from May 2018 to April 2019, respectively. In 2018. These facilities were operated by Simec International 6, S.A. de C.V., Orge, S.A. de C.V. and Simec International 7, S.A. de C.V. Simec Siderúrgico, S.A. de C.V. (incorporated in 2019), from May 2019 to July 2019. In 2019, these facilities were operated by Simec International, S.A. de C.V. and Corporación ASL, S.A. de C.V., respectively. In 2020, these facilities were operated by Corporación ASL, S.A. de C.V., Simec International 6, S.A. de C.V., Aceros Especiales Simec Tlaxacala, S.A. de C.V., Fundiciones de Acero Estructural, S.A. de C.V. and Simec International, S.A. de C.V. respectively.

(3)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic.

(4)	Grupo San facilities are conformed by Corporacion Aceros DM, S.A. de C.V. (100%) and Subsidiaries, Aceros DM, S.A. de C.V. (99.99%) Acero Transportes SAN, S.A. de C.V. (99.99%), Aceros San Luis, S.A. de C.V. (99.99%), Malla San 1, S.A. de C.V. (99.98%), Malla San 2, S.A. de C.V. (99.98%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (99.99%).

(5)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais, that is leased to a third party.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2020:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States	100.00%
SimRep Corporation and subsidiaries (Republic)	United States	99.41%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec, S.A. de C.V. (in liquidation)	Mexico	99.99%
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V.	Mexico	100.00%
Corporación Aceros DM, S.A. de C.V. y subsidiarias	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C. V.	Mexico	99.95%
Simec Acero, S. A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States	100.00%
Pacific Steel Projects, Inc.	United States	100.00%
Simec Steel, Inc.	United States	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
RRLC, S.A.P.I. de C.V.	Mexico	95.10%
Grupo Chant, S.A.P.I. de C.V.	Mexico	97.61%

Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Gases Industríales de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%
Companhia Siderúrgica do Espirito Santo, S.A.	Brazil	100.00%
Simec Siderúrgico, S.A. de C.V.	Mexico	100.00%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 15 facilities throughout North and South America. At December 31, 2020, our crude steel production capacity was 4.8 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 3.6 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 1.1 million tons of crude steel production capacity and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.2 million tons of rolling and finishing capacity, of which 2.6 million are located in Mexico, 1.7 million are located in the United States and Canada and 0.9 million are located in Brazil.

We operate nine mini-mills, six in Mexico, one in the United States and two in Brazil. The Mexican mini-mills are located in: one in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; one in Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mill in the United States is located in Canton, Ohio. Our mini-mills in Brazil are located in Pindamonhangaba, São Paulo and Cariacica, Espírito Santo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. Processing mills are located in Massillon, Ohio and Solon, Ohio.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

 Production Volume and Capacity Utilization

	Years ended December 31,
	2016	2017	2018	2019	2020
	(tons in thousands)
Melt shops
Steel billet production	2,219.6	2,288.0	2,359.0	2,497.1	2,879.7
Annual installed capacity(1)	4,552.9	4,596.9	5,257.9	5,776.9	4,759.0
Effective capacity utilization	48.8%	49.8%	44.9%	43.2%	60.5%
Rolling mills
Total production	2,211.4	2,171.6	2,306.7	2,513.4	2,581.6
Annual installed capacity(1)	4,131.8	4,000.0	4,480.0	4,896.0	5,185.0
Effective capacity utilization	53.5%	54.3%	51.5%	51.3%	49.8%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2020.

Mexican Production per Facility by Product
Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	28.1%	0.5%	0%	0%	6.0%
Channels	7.5%	6.8%	0%	0%	2.8%
Angles	33.0%	11.1%	0%	0%	9.2%
Hot rolled bars (round, square and hexagonal rods)	23.8%	2.0%	56.9%	1.8%	19.8%
Rebar	0.4%	76.1%	1.1%	84.4%	44.9%
Flat bars	7.1%	3.5%	20.0%	0%	6.9%
Cold finished bars	0.1%	0%	18.2%	0%	4.4%
Electro-Welded wire mesh	0%	0%	0%	3.8%	1.4%
Wire rod	0%	0%	3.8%	4.1%	2.2%
Electro-Welded wire mesh panel	0%	0%	0%	5.9%	2.4%
Other	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2020, the Guadalajara mini-mill produced 319,573 tons of steel billet and 310,971 tons of finished product, operating at 86% capacity for billet production and 65% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, light structural steel and rebar.

Guadalajara Mini-Mill

	Years ended December 31,
	2016	2017	2018	2019	2020
Steel sales (thousands of tons)	375	340	307	267	290
Average finished product price per ton	Ps. 10,779	Ps. 12,000	Ps. 13,896	Ps. 13,794	Ps. 13,235
Average scrap cost per ton	4,691	5,695	7,071	5,492	6,261
Average manufacturing conversion cost per ton of finished product(1)	2,452	2,789	3,252	4,393	3,235
Average manufacturing conversion cost per ton of billet(1)	1,588	1,927	2,674	2,836	2,305

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2020, the Mexicali mini-mill produced approximately 234,236 tons of billet, of which the Guadalajara mini-mill used 2,725 tons. In 2020, the Mexicali mini-mill produced 207,647 tons of finished products. In 2020 we operated the Mexicali mini-mill at 55% capacity for billet production and at 83% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar. In 2020, 76% of the products produced at the Mexicali mini-mill were rebar, 11% were angles, 2% were hot rolled bars (round, square and hexagonal rods) and the remaining 11% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2016	2017	2018	2019	2020
Steel sales (thousands of tons)	216	193	208	236	230
Average finished product price per ton	Ps. 9,935	Ps. 10,720	Ps. 13,538	Ps. 12,093	Ps. 13,126
Average scrap cost per ton	3,942	4,544	6,302	4,954	5,319
Average manufacturing conversion cost per ton of finished product(1)	2,277	2,878	3,290	3,326	2,986
Average manufacturing conversion cost per ton of billet(1)	1,541	2,013	2,249	2,413	2,517

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 480,000 tons of steel billet and an annual installed capacity of finished product of 444,000 tons. In 2020, mini-mill 1 produced 269,091 tons of steel billet, of which the Guadalajara mini-mill used 2,725 tons. In 2020, mini-mill 1 produced 229,036 tons of finished products. In 2020, we operated mini-mill 1 at 56% capacity for billet production and at 52% capacity for finished product production. Mini-mill 2 has an installed capacity of 650,000 tons of steel billet and an installed capacity of finished product of 600,000 tons. In 2020, mini-mill 2 produced 132,251 tons of steel billet. In 2020, mini-mill 2 produced 123,199 tons of finished products. In 2020, we operated mini-mill 2 at 20% capacity for billet production and at 21% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, light structurals and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2020, the Cholula facility produced 59,977 tons of finished products, at 50% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2020, our plants in Apizaco and Cholula produced 401,342 tons of billet and 412,212 tons of finished product, operating at 36% of its billet capacity and 35% capacity for finished product.

In 2020, 57% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 20% were flat merchant bar and 18% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

Years ended December 31,

	2016	2017	2018	2019	2020
Steel sales (thousands of tons)	350	331	321	318	318
Average finished product price per ton	Ps. 12,763	Ps. 15,426	Ps. 17,935	Ps. 16,726	Ps. 16,268
Average scrap cost per ton	4,376	5,725	6,383	5,271	5,933
Average manufacturing conversion cost per ton of finished product(1)	3,321	4,524	5,604	5,916	5,639
Average manufacturing conversion cost per ton of billet(1)	2,168	2,796	3,767	4,047	3,446

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2020, these facilities had an annual installed capacity of 660,000 tons of billet and 610,000 tons of finished product. In 2020, the San Luis facilities produced 563,905 tons of steel billet. In 2020, the San Luis facilities produced

543,534 tons of finished product, operating at 85% capacity for billet production and 89% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod. In 2020, 84% of the products produced at the San Luis facilities were rebar, 14% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 2% were other light structural steel products.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

Years ended December 31,

	2016	2017	2018	2019	2019

Steel sales (thousands of tons)	554	540	538	546	496
Average finished product price per ton	Ps. 10,301	Ps. 10,870	Ps. 14,255	Ps. 12,225	Ps. 15,041
Average scrap cost per ton	4,628	5,859	6,822	5,378	6,407
Average manufacturing conversion cost per ton of finished product(1)	2,032	2,414	3,094	3,026	2,719
Average manufacturing conversion cost per ton of billet(1)	1,571	1,857	2,481	2,381	2,113

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. Operations and Facilities

We have operated our Republic facilities (in Ohio and New York) since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2020, these facilities had an annual installed capacity of 2,296,000 tons of billet and 1,763,000 tons of finished product. In 2020, Republic facilities produced 248,000 tons of steel billet. For the same period, Republic facilities produced 235,000 tons of hot-rolled bars. Republic facilities produced 40,000 tons of cold finish bars. In 2020, Republic facilities produced 22,000 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2016	2017	2018	2019	2020
Steel sales (thousands of tons)	397	387	385	298	237
Average finished product price per ton	Ps. 23,526	Ps. 21,630	Ps. 24,016	Ps. 23,893	Ps. 23,511
Average scrap cost per ton	3,939	6,114	7,026	5,650	6,014
Average manufacturing conversion cost per ton of finished product(1)	6,621	6,790	10,555	8,487	9,592
Average manufacturing conversion cost per ton of billet(1)	4,661	4,915	6,842	6,862	6,838

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2020, an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2020 as it has been idled since 2016.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2020, the Canton facility had annual installed capacity of 1,247,000 tons of steel billet. In 2020, this facility produced 248,000 tons of blooms, billets and other semi-finished trade product and was operated at 20% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 16 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2020, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2020, this facility produced 235,000 tons of hot rolled bars and was operated at 36% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2020, an annual installed capacity of 138,000 tons of finished product. During 2020, the Massillon facility was operated at 29% capacity of finished product and produced 40,000 tons of cold finished bars.

Solon, Ohio. Our Solon facility, acquired in February 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2020, the Solon facility had installed capacities of 72,000, for wire products. During 2020, the Solon facility produced and shipped 22,000 tons of wire products and was operated at 30.5% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2020.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais, that is leased to a third party. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna began operations in May 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2020, our plant in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 450,000 tons of finished product per year capacity. In 2020 our plant in Pindamonhangaba produced 395,385 tons of billet and 428,742 tons of finished product, operating at 76% of its capacity for billet and 95% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 348,000 tons of finished product. In 2020, our plant in Cariacica produced 442,240 tons of billet and 268,777 tons of finished product, operating at 74% of its capacity for billet and 77% capacity for finished product. The leased plant in Itauna had installed capacity to produce 120,000 tons of finished product. In 2020, our plant in Itauna produced 112,677 tons of finished product, operating at 94% capacity for finished product.

In 2020, our plants in Brazil produced 837,625 tons of billet and 810,196 tons of finished product, operating at 75% of its billet capacity and 88% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years ended December 31,
	2016	2017	2018	2019	2020
Steel sales (thousands of tons)	193	300	433	684	871
Average finished product price per ton	Ps. 9,399	Ps. 10,680	Ps. 13,681	Ps. 12,456	Ps. 12,422
Average scrap cost per ton	3,679	4,846	6,553	5,290	5,420
Average manufacturing conversion cost per ton of finished product(1)	2,551	3,181	4,240	3,912	2,928
Average manufacturing conversion cost per ton of billet(1)	1,703	2,403	2,957	2,649	2,000

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2020 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams (28%); Channels (7%); Angles (33%); Hot rolled bars (24%); Flat bars (7%), Cold drawn (1%)	electric arc furnace with continuous caster rolling mill and bar processing lines	310,971	480,000

Mexicali	Angles (11%); Rebar (76%); Channels (7%); Hot rolled bars (2%) Other (3%)	electric arc furnace with continuous caster and rolling mills	207,647	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	412,212	1,164,000

San Luis Potosí	Rebar (84%); Wire rod (4%); Electro-Welded wire mesh (4%); Electro-Welded wire mesh panel (6%); Bars (2%)	electric arc furnaces, whit continuous casters, rolling mill and wire rod rolling mill	394,654	410,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	900,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption	Our billet and bloom for internal consumption

Lackawanna	SBQ (100%)	rolling mill and wire rod rolling mill	253,000	653,000

Massillon	SBQ (100%)	cold drawn, bar turning and heat treating equipment	40,000	138,000

Solon	SBQ (100%)	equipment to clean and coat, draw, and anneal wire	22,000	72,000

Brazil	Rebar (58%); Angles (18%); Bars (11%); Flat bars (7%); Other (6%);	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	810,196	918,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. The sharp reduction in economic activity and consumer demand in general, and in the automotive, construction and manufacturing industries in particular, in North America starting in the fourth quarter of 2008 has had a significant negative impact on the demand and price levels for all steel products, including SBQ and structural steel products. These economic conditions have had an impact on all parts of our operations since the fourth quarter of 2008. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2018, the total increase in net revenue from sales of SBQ products compared to 2017 was 10%. In 2019, the total decrease in net revenue from sales of SBQ products compared to 2018 was 12%. In 2020, the total decrease in net revenue from sales of SBQ products compared to 2019 was 16%

As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, and, therefore, these products tend to generate somewhat higher margins compared with our more commercial steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand.

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2018, 2019 and 2020, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idled during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico, principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

The negative operating trends in our USA segment are primarily driven by under-utilized production capacity that severely impacts cost. The automotive sector was stable until 2019, after the pandemic-has suffered a significant drop.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

Typically, about 60% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 40% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices increased significantly in 2018, in 2019, the prices of scrap decreased approximately 20% and in 2020 they increased by 9%. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2016 - 2020

	Year ended December 31,
	2016	2017	2018	2019	2020
Shipments (thousands of tons)	2,085	2,091	2,192	2,349	2,441
Guadalajara and Mexicali	591	533	515	503	519
Apizaco and Cholula	350	331	321	318	318
San Luis facilities	554	540	538	546	496
Republic facilities	397	387	385	298	237
Brazil	193	300	433	684	871

Net sales (Ps. millions)	27,516	28,700	35,678	34,171	35,869
Guadalajara and Mexicali	6,188	6,149	7,082	6,537	6,914
Apizaco and Cholula	4,467	5,106	5,757	5,319	5,222
San Luis facilities	5,707	5,870	7,669	6,675	7,525
Republic facilities	9,340	8,371	9,246	7,120	5,549
Brazil	1,814	3,204	5,924	8,520	10,659

Cost of sales (Ps. millions)	22,776	23,994	30,563	30,067	29,212
Guadalajara and Mexicali	5,364	4,703	5,710	5,364	5,311
Apizaco and Cholula	3,635	3,607	3,948	4,001	4,148
San Luis facilities	4,726	5,030	6,058	5,569	6,000
Republic facilities	7,332	7,814	9,294	7,753	5,677
Brazil	1,719	2,840	5,553	7,380	8,075

Average price per ton (Ps.)	13,197	13,725	16,276	14,547	14,666
Guadalajara and Mexicali	10,470	11,537	13,751	12,996	13,321
Apizaco and Cholula	12,763	15,426	17,935	16,726	16,421
San Luis facilities	10,301	10,870	14,255	12,225	15,171
Republic facilities	23,526	21,630	24,016	23,893	23,437
Brazil	9,399	10,680	13,681	12,456	12,237

Average cost per ton (Ps.)	10,924	11,475	13,943	12,800	11,968
Guadalajara and Mexicali	9,076	8,824	11,087	10,664	10,138
Apizaco and Cholula	10,386	10,897	12,299	12,582	13,044
San Luis facilities	8,531	9,315	11,260	10,200	12,107
Republic facilities	18,469	20,191	24,140	26,017	25,996
Brazil	8,907	9,467	12,824	10,789	10,785

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2020 was negative by 8.5% (according to preliminary figures of the INEGI) and 0.1% in 2019 (according to preliminary figures of the INEGI). The U.S. GDP decreased 3.5% in 2020 (according to preliminary figures of the U.S. Department of Commerce) and increased 2.3% in 2019. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price increased approximately 4% in 2017 compared to 2016. Our average steel price increased approximately 18.6% in 2018 compared to 2017. Our average steel price decreased approximately 10.6% in 2019 compared to 2018. Our average steel price increased approximately 1% in 2020 compared to 2019.

During the last two decades the steel industry has been consolidating. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States by Mittal Steel, U.S. Steel and others. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2018, imports to Mexico in tons increased 4.5% compared to 2017 according to information of CANACERO. In 2019, imports to Mexico in tons increased 0.2% compared to 2018 according to information of CANACERO. In 2020, imports to Mexico in tons decreased 13.1% compared to 2019 according to information of CANACERO.

Steel imports to the United States accounted for an estimated 18% of the domestic U.S. steel market in 2020 and an estimated 19% in 2019. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 2% in 2016, increased approximately 31% in 2017, increased approximately 19.4% in 2018, decreased 20% in 2019 and increased 9% in 2020; and prices of ferroalloys decreased approximately13% in 2016, in 2017 increased approximately 22%, increased approximately 9.6% in 2018, decreased approximately 1% in 2019 and decreased approximately 20% in 2020. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, in 2016, 2017, 2018, 2019 and 2020 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States. These prices are impacted by general demand and supply for energy in the United States and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 1.5% in 2016, increased approximately 22% in 2017, increased approximately 14% in 2018, increased approximately 0.1% in 2019 and decreased 10% in 2020; and prices for natural gas increased approximately 8% in 2016, increased approximately 22% in 2017, increased approximately 28% in 2018, increased approximately 1.8% in 2019 and decreased 18% in 2020.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 3.4% for 2016, 6.8% for 2017, 4.8% for 2018, 2.8% for 2019 and 3.2% in 2020. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the Mexican Central Bank (Banco de Mexico), during the period from 2018 to 2020, the exchange rate registered a low of Ps. 9.92 per U.S.$1.00 at August 6, 2008, and a high of Ps. 20.84 per U.S.$1.00 at January 13, 2017. The depreciation of the Mexican peso relative to the U.S. dollar in 2020 was 5.6%. The exchange rate at December 31, 2020 was 19.9352 compared to 18.8727 at December 31, 2019. At April 23, 2021, the exchange rate was Ps. 19.8740 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2020
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	19,660,889	5,549,366	10,659,059	—	35,869,314
Cost of sales	15,459,258	5,677,213	8,075,253	—	29,211,724
Gross profit (loss)	4,201,631	(127,847)	2,583,806	—	6,657,590
Administrative expenses	1,117,817	240,726	660,785	—	2,019,328
Other expense (income), net	(52,655)	(505,946)	11,854	—	(546,747)
Interest income	(107,605)	(222)	—	—	107,827
Interest expense	5,108	16,104	66,007	(33,473)	53,746
Exchange (loss) gain, net	(483,822)	1,510	(1,096,416)	(1,215,564)	(363,164)
Income (loss) before income tax	2,755,144	123,001	748,744	1,249,037	4,875,926
Income tax	1,747,568	118,926	211,350	—	2,077,844
Net (loss) income	1,007,576	4,075	537,394	1,249,037	2,798,082

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	693,362	332,186	426,723	—	1,452,271
Total assets	33,386,043	9,237,831	5,807,121	(2,927,348)	45,503,647
Total liabilities	6,944,579	4,797,682	3,670,075	(2,927,348)	12,484,988
Additions of property, plant and equipment, net	278,700	41,054	631,451	—	951,205

	For the year ended December 31, 2019
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	18,530,672	7,120,360	8,520,169	—	34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790	—	30,067,141
Gross profit (loss)	3,596,097	(632,416)	1,140,379	—	4,104,060
Administrative expenses	848,495	267,756	521,174	—	1,637,425
Other expense (income), net	175,412	(71,324)	32,494	—	136,582
Interest income	145,729	266	—	—	145,995
Interest expense	3,438	(84,621)	(110,919)	137,053	(55,049)
Exchange (loss) gain, net	(628,044)	2,745	(177,314)	18,030	(784,583)
Income (loss) before income tax	2,093,313	(910,458)	298,478	155,083	1,636,416
Income tax	3,505,015	(236,598)	7,857	—	3,276,274
Net (loss) income	(1,411,702)	(673,860)	290,621	155,083	(1,639,858)

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	577,048	260,760	270,821	—	1,108,629
Total assets	32,935,743	8,419,771	6,002,701	(3,343,456)	44,014,759
Total liabilities	7,253,713	4,219,817	3,274,908	(3,343,456)	11,404,982
Additions of property, plant and equipment, net	785,818	278,467	207,135	—	1,271,420

	For the year ended December 31, 2018
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	20,507,794	9,246,444	5,924,015	—	35,678,253
Cost of sales	15,715,761	9,294,352	5,553,202	—	30,563,315
Gross profit (loss)	4,792,033	(47,908)	370,813	—	5,114,938
Administrative expenses	592,218	267,905	219,889	—	1,080,012
Other (income) expense, net	(11,367)	(3,685)	—	—	(15,052)
Interest income	307,279	5,542	—	—	312,821
Interest expense	52,226	(99,985)	(103,141)	134,389	(16,511)
Exchange gain (loss), net	445,289	7,522	(602,747)	3,040	(146,896)
Income (loss) before income tax	5,015,976	(399,049)	(554,964)	137,429	4,199,392
Income tax	905,482	7,145	(160,165)	—	752,462
Net income (loss)	4,110,494	(406,194)	(394,799)	137,429	3,446,930

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	587,407	268,635	256,376	—	1,112,418
Total assets	40,617,874	10,181,967	6,733,362	(8,679,380)	48,853,823
Total liabilities	8,458,465	10,815,692	2,750,043	(8,679,380)	13,344,820
Additions of property, plant and equipment, net	1,552,587	433,154	8,724	—	1,994,465

Our net sales by product during 2018, 2019 and 2020 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2018	2019	2020
Light structural	1,654,720	1,396,632	1,529,216
Structural	2,441,079	3,304,178	3,677,441
Bars	1,575,291	2,220,264	2,061,053
Rebar	12,363,530	12,370,490	14,081,399

Flat bar	2,271,347	1,833,576	1,851,960
Hot rolled bars	9,549,286	8,226,613	7,548,939
Cold drawn bars	3,779,385	3,102,544	2,139,938
Other	2,043,615	1,716,904	2,989,368
Total	35,678,253	34,171,201	35,869,314

Our net sales by country or region during 2018, 2019 and 2020 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2018	2019	2020
Mexico	20,421,529	17,873,633	18,122,828
USA	8,975,585	7,544,078	6,555,642
Brazil	5,932,297	8,500,592	10,608,151
Canada	267,606	175,686	311,761
Latin America	60,578	60,672	253,096
Other (Europe and Asia)	20,658	16,540	17,836
Total	35,678,253	34,171,201	35,869,314

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2019 and 2020

Net Sales

Net sales increased 5%, to Ps. 35,869 million in 2020 compared to Ps. 34,171 million in 2019. This increase resulted primarily from a 1% increase in the average price per ton of steel products and an increase of 92,000 tons in shipments of finished steel products. Total sales outside of Mexico increased 9%, to Ps. 17,746 million in 2020 compared to Ps. 16,297 million in 2019. Total sales in Mexico increased 1%, from Ps. 17,874 million in 2019 to Ps. 18,123 million in 2020.

Shipments of finished steel products increased 4%, to 2.441 million tons in 2020, compared to 2.349 million tons in 2019. Total sales volume outside of Mexico of finished steel products increased 14% to 1.202 million tons in 2020, compared to 1.055 million tons in 2019, while total Mexican sales decreased 4%, from 1.294 million tons in 2019, compared to 1.239 million tons in 2020. The average price of steel products increased 1% in 2020 compared to 2019.

Cost of Sales

Our cost of sales decreased 3%, from Ps. 30,067 million in 2019 to Ps. 29,212 million in 2020, which decrease is mainly attributable to a 6.5% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 81% in 2020 and 88% in 2019. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 37) per hour in 2020 and U.S.$1.9 (Ps. 36) per hour in 2019, compared to U.S.$34 (Ps. 678) and U.S.$50.6 (Ps. 954) per hour for 2020 and 2019, respectively, at our U.S. operations. Although raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 6,658 million in 2020 compared to a Ps. 4,104 million gross profit in 2019. This increase in gross profit is attributable mainly to an increase of 92,000 tons of finished steel products shipped, a 1% increase in the average price of steel products sold, and a 6.5% decrease in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 18% in 2020 and our gross profit was 12% in 2019.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 23%, to Ps. 2,019 million in 2020, compared to Ps. 1,637 million in 2019. The variation of Ps. 382 million corresponds to the increase of Ps. 270 million in the Mexican segment (mainly expenses originated from depreciation and legal expenses) and the increase of Ps. 140 million in the Brazil segment (expenses from new companies and higher depreciation expenses). In 2020 and 2019, our general and administrative expenses included Ps. 11.2 million and 10 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

Administrative expenses as a percentage of net sales were 6% in 2020 and 5% in 2019. Depreciation and amortization expense were Ps. 422 million in 2020 compared to Ps. 220 million in 2019.

Other (Income) Expense, Net

We recorded other expense, net, of Ps. 547 million in 2020, reflecting (i) income of Ps. 232 million related to the sale of scrap, (ii) income of Ps. 257 million from a tax benefit in our operations in Brazil.

We recorded other income, net, of Ps. 137 million in 2019, reflecting (i) income of Ps. 3 million related to the sale of scrap, (ii) expense of Ps. 125 million for debugging accounts, (iii) income of Ps. 6 million for recovery of insurance companies and (iv) expense related to other financial operations of Ps. 21 million.

Interest Income

We recorded interest income of Ps. 108 million in 2020 compared to Ps. 146 million in 2019. This decrease is attributable mainly to interest charged to affiliated companies.

Interest Expense

We recorded interest expense of Ps. 54 million in 2020 compared to Ps. 55 million in 2019. This decrease is attributable mainly to the lower use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 363 million in 2020 compared to a foreign exchange loss of Ps. 785 million in 2019; this foreign exchange loss reflected the 6% depreciation of the peso against the dollar in 2020, compared to the 4% appreciation of the Mexican peso against the dollar in 2018.

Income Tax

In 2020 we recorded an income tax provision of Ps. 2,078 million, which included an income tax provision of Ps. 1,831 million (includes Ps. 554.4 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax provision for deferred income taxes of Ps. 247 million. In 2019 we recorded an income tax provision of Ps. 3,276 million, which included an income tax provision of Ps. 2,324 million (includes Ps. 2,324 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax provision for deferred income taxes of Ps. 202 million.

Our effective income tax rates for 2020 and 2019 were 27.9% and 58.2%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2020 and years thereafter is 30%. We have implemented the practice of recognizing the benefit derived from the amortization of tax losses for the period in which such losses are actually amortized. In 2020 and 2019, we amortized tax losses which generated a benefit on income tax of approximately Ps. 17 million and Ps. 987 million, respectively. These effects caused our effective tax rates during 2020 to be lower than the statutory tax rate.

Net Income (Loss)

We recorded net profit of Ps. 2,798 million in 2020, compared to net loss of Ps. 1,640 million in 2019. The net profit for the year 2020 compared to the net loss in 2019 is mainly as a result of (i) a 1% increase in the average price of steel products sold, (ii) a 3% decrease in the average cost per ton of steel products sold, (iii) the decrease in the foreign exchange loss in 2020 to Ps. 363 million compared to Ps. 785 million in 2019 and (iv) the decrease in the provision of income taxes in 2020 to Ps. 1,919 million compared to Ps. 3,276 million in 2019.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2019 and 2020

Net Sales

Net sales increased 6%, to Ps. 19,661 million in 2020 compared to Ps. 18,531 million in 2019. This increase resulted principally from a 8.8% increase in the average price per ton of steel products in 2020 compared to 2019.

Shipments of finished steel products decreased 2.5%, to 1.332 million tons in 2020, compared to 1.367 million tons in 2019.

Cost of Sales

Our cost of sales increased 3.5%, from Ps. 14,935 million in 2019 to Ps. 15,459 million in 2020, which increase is mainly attributable to the increase in the average cost per ton of steel products sold. As a percentage of net sales, our cost of sales was 79% in 2020, compared to 81% in 2019.

Gross Profit

Our gross profit increased 17%, to Ps. 4,202 million in 2020 compared to Ps. 3,596 million in 2019. This increase is attributable mainly to an increase of 9% in the average price of steel products sold. As a percentage of net sales, our gross profit was 21% in 2020, compared to 19% in 2019.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 31.7%, to Ps. 1,118 million in 2020, compared to Ps. 848 million in 2019. The increase of Ps. 270 million were mainly expenses originated by depreciation and legal costs.

Administrative expenses as a percentage of net sales were 6% in 2020 and 5% in 2019. Depreciation and amortization expense were Ps. 283 million in 2020 compared to Ps. 147 million in 2019.

Other Expense (Income), Net

We recorded other income, net, of Ps. 53 million in 2020, reflecting an income related to the sale of scrap,

We recorded other expense, net, of Ps. 175 million in 2019, reflecting (i) an income of Ps. 3 million related to the sale of scrap, (ii) income of Ps. 6 million for recovery of insurance companies, (iii) other expense of Ps. 130 million for debugging accounts and (iv) other expense, net, related to other financial operations of Ps. 54 million.

Interest Income

We recorded interest income of Ps. 107 million in 2020 compared to Ps. 146 million in 2019. This interest income corresponds mainly to affiliates.

 Interest Expense

We recorded interest expense of Ps. 5 million in 2020, corresponding mainly to related party transactions that are eliminated in the consolidated statement of income, compared to Ps. 3 million of interest income in 2019.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 484 million in 2020 compared to a foreign exchange gain of Ps. 628 million in 2019; this foreign exchange reflected the 5.6% depreciation of the Mexican peso against the dollar in 2019.

Income Tax

In 2020, we recorded an income tax provision of Ps. 1,748 million, which included an income tax provision of Ps. 1,460 million and an income tax provision for deferred income taxes of Ps. 288 million. In 2019, we recorded an income tax provision of Ps. 3,505 million, which included an income tax provision of Ps. 3,492 million (includes Ps. 2,733 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax provision for deferred income taxes of Ps. 13 million.

According to the Income Tax Law in Mexico, the tax rate for 2020 and thereafter is 30%.

Net Income

We recorded net income of Ps. 1,008 million in 2020, compared to net loss of Ps. 1,412 million in 2019. This variance is attributable mainly to; (i) an increase of 8% in the average price of steel products sold, (ii) the increase of Ps. 269 million in our administrative expenses, (iii) a foreign exchange loss of Ps. 484 million in 2020 compared to Ps. 628 million of foreign exchange loss in 2019 and (iv) the decrease in the provision of income taxes in 2020 to Ps. 1,748 million compared to Ps. 3,505 million in 2019.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2019 and 2020

Net Sales

Net sales decreased 22%, to Ps. 5,549 million in 2020 compared to Ps. 7,120 million in 2019. This decrease resulted principally from a decrease of 61,000 tons in shipments of finished steel products.

Shipments of finished steel products decreased 20%, to 237,000 tons in 2020, compared to 298,000 tons in 2019.

The average price of steel products in pesos decreased 2.1% in 2020 compared to 2019.

Cost of Sales

Our cost of sales decreased 26.7%, from Ps. 7,753 million in 2019 to Ps. 5,677 million in 2020, the decrease is mainly due to a decrease of approximately 20% in tons of shipments of finished steel products and the 8% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 102% in 2020, compared to 109% in 2019.

Gross Profit (Loss)

Our gross loss was Ps. 128 million in 2020 compared to a Ps. 632 million gross loss in 2019. As a percentage of net sales, our gross loss was (2%) in 2020, mainly attributable to a decrease of approximately 20% in tons of shipments of finished steel products and a decrease of 8%, approximately, in the average cost per ton of steel products sold, compared to a gross loss of (9%) in 2019. The selling steel prices throughout the year also impacted our margin since prices for steel products charged to our customers were gradually lower than our costs of raw material purchases as a result of the time lag between the production and sales cycles.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) was Ps. 241 million in 2020, compared to Ps. 268 million in 2019.

Administrative expenses as a percentage of net sales were 4% in 2020 and 4% in 2019. Depreciation and amortization expense were Ps. 25 million in 2020 compared to Ps. 50 million in 2019.

Other Income, Net

We recorded other income, net, of Ps. 506 million in 2020, related to scrap metal sold during the period.

We recorded other income, net, of Ps. 71 million in 2019, reflecting (i) other income, net, of Ps. 38 million for debugging accounts and (ii) other income, net, of Ps. 33 million related to other financial operations.

Interest Income

We recorded an interest income of Ps. 0 million in 2020 compared to Ps. 0 million in 2019.

Interest Expense

We recorded an interest expense of Ps. 16 million in 2020 compared to Ps. 85 million in 2019.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 2 million in 2020 compared to a foreign exchange gain of Ps. 3 million in 2019.

Income Tax

In 2020, we recorded an income tax profit provision of Ps. 1,528 million and an income tax profit provision for deferred income taxes of Ps. 220 million for deferred income taxes. In 2019, we recorded an income tax profit provision of Ps. 237 million.

Net loss

We recorded a net profit of Ps. 4 million in 2020, compared to a net loss of Ps. 674 million in 2019. Our net income in 2020 is attributable mainly to a decrease in the average cost of steel tons produced This compared to 2019, which was mainly impacted due to a decrease of 61,000 tons in shipments of finished steel products and a decrease of 8% in the average cost of steel products sold.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2019 and 2020

Net Sales

Net sales increased 25% to Ps. 10,659 million in 2020 compared to Ps. 8,520 million in 2019. This increase resulted principally from an increase of 186,000 tons of shipments of finished steel products.

Shipments of finished steel products increased to 870,500 tons in 2020 compared to 684,000 tons in 2019 (including the shipment of the new plants acquired in 2018, Cariacica and Itauna.

The average price of steel products in pesos decreased 1.7% in 2020 compared to 2019.

Cost of Sales

Our cost of sales increased to Ps. 8,075 million in 2020 compared to Ps. 7,380 million in 2019, which increase is mainly attributable to the increase of the shipments of finished steel products of 186,000 tons in 2020.

The average cost per ton of steel products sold decreased 14% compared to 2019. Cost of sales as a percentage of net sales was 76% in 2020, compared to 87% in 2019.

Gross Profit

Our gross profit was Ps. 2,584 million in 2020 compared to Ps. 1,140 million of gross profit in 2019. This increase in gross profit is attributable mainly to an increase of 186,000 tons of finished steel products shipped, a 1.7% decrease in the average price of steel products sold, and a 14% decrease in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 24% in 2020, compared to 13% of gross profit in 2019.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 661 million in 2020 compared to Ps. 521 million in 2019. Operating expenses as a percentage of net sales were 6% in 2020 and 2019. Expenses for new companies acquired in 2018 increased the administrative expenses.

Depreciation and amortization expenses were Ps. 220 million in 2020 compared to Ps. 126 million in 2019.

Other Expense, Net

We recorded other expense, net of Ps.12 million in 2020.

We recorded other expense, net, of Ps. 32 million in 2019, for debugging accounts.

Interest Expense

We recorded an interest expense of Ps. 66 million in 2020 compared to Ps. 111 million in 2019.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 1,096 million in 2020 this foreign exchange loss reflected the 29% depreciation of the Brazilian real against the dollar in 2020 compared to 2019 compared to a foreign exchange loss of Ps. 177 million in 2019.

Income Tax

In 2020 we recorded an income tax provision for deferred income taxes of Ps. 211 million compared to Ps. 8 million of income tax provision in 2019.

Net Income (Loss)

We recorded a net income of Ps. 537 million in 2020 compared to a net income of Ps. 291 million in 2019. The net income for the year 2020 compared to the net income in 2019 is mainly as a result of an increase of 186,000 tons of finished steel products shipped.

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

Management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$41.5 (Ps. 827 million) as of December 31, 2020 and U.S.$41.5 million (Ps. 783 million) as of December 31, 2019, pertaining to the Lorain, Ohio, facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2020, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

		Net Tons	Metric Tons	U.S.$ Cost(1)	Cost U.S.$/MT	Market U.S.$/MT(2)	Market Value(1)
12/31/2018	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$355.00	U.S.$48,463,173.95
2019	Sale of coke	0	0	0
12/31/2019	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$290.00	U.S.$39,602,543.72
2020	Sale of coke	0	0	0
12/31/2020	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$350.00	U.S.$47,789,350.00

-1	In 2020, the applicable exchange rate was 19.95 pesos per 1 U.S. dollar. In 2019, the applicable exchange rate was 18.87 pesos per 1 U.S. dollar. In 2018, the applicable exchange rate was 19.66 pesos per 1 U.S. dollar.
-2	Market price of Furnace coke quoted by Platts “SBB STEEL MARKETS DAILY” - 66/65 CCSR - FOB N.China

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2019 and 2020, there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2019 and 2020, there was no impairment charge related to the San Luis facilities.

As of December 31, 2020, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 9.5%

●	sales: an increase of 46.68% was estimated in sales volume, considering that the increase in operations of the plant for fabrication of industrial wires will be consolidated; for sales prices, only has been considered an increase proportional to the estimated inflation rate has been considered. For the valuation model purposes, starting in the year 2022, the same volumes and sales prices determined for the 2021 budget had been considered; this is, that the figures are maintained constant for the years.

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

New Accounting Pronouncements

IASB has issued amendments to IFRS, which were enacted but some of which are not yet effective:

Amendments applicable as of 2021

In August 2020, the IASB issued a document entitled “Reform of the Interest Rate Benchmark - Phase 2, which modify IFRS 4.- Insurance Contracts, IFRS 7.- Financial Instruments: Disclosures, IFRS 9.- Financial Instruments, IFRS 16.- Leases and IAS 39.- Financial Instruments: Recognition and Measurement. Amendments for Phase 2 introduce matters that could affect financial information during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a benchmark interest rate with an alternative interest rate. The Phase 2 amendment objectives are:

●	Assist companies in applying Standards when changes are made to contractual cash flows or hedging relationships because of the interest benchmark rate reform; and

●	Providing useful information to users of financial statements.

Amendments applicable as of 2022

In May 2020, the following amendments were issued:

●	Reference to the conceptual framework: IFRS 3.- Business Combinations, the amendments correspond only to references to the conceptual framework.
●

Onerous contracts: Cost of fulfilling a contract:

IAS 37.- Provisions, Contingent Liabilities and Contingent Assets; this standard defines an onerous contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

●

Property, plant and equipment: Revenues from the use previously foreseen

IFRS 16.- Property, plant and equipment, this amendment prohibits an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

●

Annual improvements to IFRS Standards 2018-2020 were issued, effective January 1, 2022:

IFRS 1 First-time Adoption of International Financial Reporting Standards - some options are established for the application of the Standards to Subsidiaries as a first-time adopter of IFRS

IFRS 9 Financial Instruments - this IFRS establishes that a substantial modification of the current conditions of an existing financial liability or part thereof shall be accounted for as a cancellation of the original financial liability and the recognition of a new financial liability. This amendment establishes that the conditions will be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability

Amendments applicable as of 2023

In January 2020, the IASB issued an amendment to IAS 1.- Presentation of Financial Statements, which clarifies that in order to reclassify a current liability as a non-current liability, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. At the effective date of this amendment, July 2020, it was deferred until January 1, 2023.

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

B.	Liquidity and Capital Resources

On December 31, 2020, our total consolidated debt was Ps. 6,020 million (U.S.$302,000) of 8 7/8% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

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

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADSs and series B shares and raised cash proceeds of approximately Ps. 2,421 million (U.S.$214 million). As of December 31, 2018, we had cash and cash equivalents of Ps. 6,987 million and as of December 31, 2019 we had cash and cash equivalents of Ps. 7,446 million. As of December 31, 2020 we had cash and cash equivalents of Ps. 7,728 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2018, 2019 and 2020:

Principal Cash Flows

	Years ended December 31,
	2018	2019	2020
	(millions of pesos)
Funds provided by operating activities	3,224	1,043	3,634
Funds used in investing activities	(820)	(107)	(833)
Funds used in financing activities	(2,641)	(211)	(2,086)

Our net funds provided by operations were Ps. 3,634 million in 2020 compared to Ps. 1,043 million of net funds provided by operations in 2019. The decrease of Ps. 1,110 million in the net funds provided by operations between 2019 and 2018 originated mainly from the net loss for the year 2019. Our net funds provided by operations were Ps. 3,224 million in 2018 compared to Ps. 3,184 million of net funds provided by operations in 2017. The increase of Ps. 40 million in the net funds provided by operations between 2018 and 2017 originated mainly from the higher net income for the year 2018.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 833 million in 2020 compared to Ps. 107 million in 2019. In 2020 the acquisition of property, plant and equipment was Ps.951 million, we had interest income of Ps. 108 million and other non-current assets used of Ps. 11 million. Our net funds used in investing activities were Ps. 107 million in 2019 compared to Ps. 820 million in 2018. In 2019, the acquisition of property, plant and equipment was Ps. 1,271 million, we received payments for loans granted to related parties for Ps. 1,071 million, we had interest income of Ps. 145 million and other non-current assets used of Ps. 52 million.

Our net funds used by financing activities in 2020 were Ps. 2,086 million, compared to Ps. 211 million used by financing activities in 2019. In 2020, there was an increase of Ps. 42 million in the buy-back of our own shares, we paid dividends of Ps.1,990 and we paid interest of Ps. 54 million. Our net funds used by financing activities in 2019 were Ps. 211 million, compared to Ps. 2,641 million used by financing activities in 2018. In 2019, there was an increase of Ps. 156 million in the buy-back of our own shares, and we paid interest of Ps. 55 million.

As of December 31, 2020, we have the following commitments for capital expenditures:

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

On February 22, 2018, a contract was signed with Primental Technologies of Italy, the United States and Mexico for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. An advance of 20% has already been paid for U.S.$1.67 million (Ps. 33 million) and the placement of the letters of credit is in process. The term of execution of the project is 16 months. The budget already exercised for 2020 corresponds to U.S.$ 24 million. The last adjustments are being made to start the production of bars from January 2021, rebar in May and profiles in June.

In order to maintain and increase the continuity and quality of the electric supply in all the Group’s clans, the scheme changed from Basic Supply (SSB) to Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, we are seeking to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than our current pricing. We estimate the cost of this project is U.S.$1.850 million, which we expect to complete by November 2021.

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

In the first quarter of 2021, net sales increased by 31% as compared to the fourth quarter of 2020. Sales in tons of finished steel increased by 13% in the first quarter of 2021 as compared to the fourth quarter of 2020. Prices of finished products sold in the first quarter of 2021 increased by approximately 16% as compared to the fourth quarter of 2020.

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The table below sets forth our significant short-term and long-term contractual obligations as of December 31, 2020:

Maturity
	Less than 1 year	1– 3 years	3– 5 years	More than 5 years	Total
	(millions of pesos)
Short-term debt obligations	6	—	—	—	6
Long-term contractual obligations (see paragraph below)	1		—	—	1
Total	7		—	—	7

Republic leased certain equipment, office space and computers through operating contracts under non-cancelable operating leases. These lease contracts expired during 2020. During 2020 and 2019, the expenses for operating leases were Ps. 0 million (U.S.$0.0 million) and Ps. 5.8 million (U.S.$0.3 million), respectively. As of December 31, 2019, total future minimum lease payments under non-cancelable operating leases are Ps. 0.1 million (U.S.$0.006 million) in 2020. Currently there are no additional obligations after 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expired on May 31, 2018. The agreement was extended in 2018 through May 31, 2021. Republic recognized income of Ps. 21.9 million (U.S.$1.1 million) and of Ps. 34.7 million (U.S.$1.8 million) from this agreement in 2020 and in 2019, respectively.

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

Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and our chief executive officer and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of Operadora de Manufacturera de Tubos, S.A. de C.V., a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. In December 2019 he was appointed general director.

Executive Officers

The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

Name	Position	Position Held Since
Rufino Vigil González	Chief Executive Officer	2001
Mario Moreno Cortez	Coordinator of Finance	2012
Juan José Acosta Macías	Chief Operating Officer	2004

 Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and our chief executive officer and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of Operadora de Manufacturera de Tubos, S.A. de C.V., a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. In December 2019 he was appointed general director.

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our Finance coordinator. From 1998 to 2010, he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno worked in various departments of the financial area within certain of our principal subsidiaries.

Juan José Acosta Macías. Mr. Acosta was born in 1960. He is currently our chief operating officer. From 1998 to 2004, he was production manager of CSG, he has been working with us since 1983. Prior to working with us, Mr. Acosta worked for Mexicana de Cobre as supervisor in 1982.

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

Role of Mr. Sergio Vigil González:

Mr. Sergio Vigil González, the brother of our controlling shareholder and our chairman and Chief Executive Officer, Rufino Vigil González, is the chief executive officer of Industrias CH, which, together with its wholly-owned subsidiaries, currently hold approximately 52% of our series B shares. Mr. Vigil also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company and he is formally authorized by specific authority on a case-by-case basis of our board of directors as a signatory of the Company. For example, in May 2018, Mr. Sergio Vigil executed contracts on behalf of the Company with respect to the acquisition and lease transfer of two plants in Brazil from Arcelor Mittal Brasil, S.A. Mr. Vigil does not receive any compensation for his role.

B.	Compensation

For the years ended December 31, 2020 and 2019, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 90.6 million and Ps. 106.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C.	Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 23, 2021, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 23, 2021, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.”

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

Our audit and corporate practices committee met at least quarterly in 2020.

D.	Employees

As of December 31, 2020, we had 4,448 employees (2,436 were employed at our Mexico facilities, of whom 1,063 were unionized, 773 were employed at Republic facilities, of whom 599 were unionized and 1,239 were employed at our Brazil plants, of whom 1,148 were unionized) compared to 4,201 employees as of December 31, 2019 (2,439 were employed at our Mexico facilities, of whom 1,071 were unionized, 836 were employed at Republic facilities, of whom 662 were unionized and 926 were employed at our Brazil plant, of whom 842 were unionized).

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

Collective Bargaining Agreements

As of December 31, 2020, 77% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW) that was extended in August 2019 through August 15, 2022.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The extended agreement provides that the Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 51 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees. Effective August 16, 2019, the Company is no longer obligated to fund the Benefit Trust.

For the Mexican operations, approximately 44% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 93% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2020 (plant in Pindamonhangaba) and Sindicato dos Trabalhadores nas Industrias Metalúrgicas, Mecânicas, de Material Elétrico e Eletrônico do Estado do Espirito Santo (plant in Cariacica), which expires on September 30, 2021.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2020 and 2019, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2020	2019	FIP/RP Status Pending/ Implemented(b)	2020	2019	2020	2019	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$2,001	$2,476	No	No	August 15, 2022

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.
(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2020 and 2019 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 54 million) to U.S.$0.25 million (Ps. 5 million) million per quarter, effective August 16, 2016. Effective August 16, 2019, Republic is no longer obligated to fund the Benefit Trust through the expiration of the extended agreement. For the years ended December 31, 2020 and 2019, the Company recorded expenses of Ps. 21.9 million (U.S.$1.1 million) and Ps. 21.2 million (U.S.$1 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 61.8 million (U.S.$3.1 million) and Ps. 69.5 million (U.S.$3.6 million) for the years ended December 31, 2020 and 2019, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2020 and 2019, the Company recorded expense of Ps. 21.9 million (U.S.$1.1 million) and Ps. 21.2 million (U.S.$1 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute 2.5% of its quarterly pre-tax income, as defined in the labor agreement. At the end of each year, the contribution is based upon annual pre-tax income up to U.S.$50.0 million (Ps. 1,033 million) multiplied by 2.5%, U.S.$50.0 million (Ps. 1,033 million) to U,S.$100.0 million (Ps. 2,066 million) multiplied by 3.0%, and above U.S.$100.0 million (Ps. 2,066 million) multiplied by 3.5%, less the previous payouts during the year. No expense was recorded during 2020 and 2019.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2020 and 2019, the profit sharing plan was based upon achieving certain inventory and shipment targets. No expense was recorded during the years ended December 31, 2020 and in 2019,

E.	Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 52% of our series B shares. Mr. Rufino Vigil González, our chairman and Chief Executive Officer, owned, directly or indirectly, approximately 67% of the shares of Industrias CH. Other than Mr. Rufino Vigil, each director and member of senior management beneficially owns less than 1% of our series B shares. In addition, see Item 7.A. “Major Shareholders” for the beneficial share ownership of Industrias CH.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of May 24, 2021, we had 462,779,474 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76.92% of our series B shares. At April 23, 2021, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of December 31, 2020.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	75,605,398	15.2%
Treasury Shares	34,465,803	6.9%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.
(2)	Companies directly or indirectly owned by members of the Vigil family.

At May 24, 2021, 462,779,474 series B common shares were held in Mexico by approximately 331 shareholders who were record holders in Mexico and 13 were ADS record holders in the United States. The ADS represent 1,875,408 series B common shares.

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

At December 31, 2020, there was a loan receivable from Perfiles Comerciales Sigosa, S.A. de C.V., including interests of $ 150,233 (U.S.$7,536,068), and a balance pending collection of $ 142,268, as of December 31, 2019.

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

Other Loans to Related Parties

In 2017, we made two loans to Industrias CH. The first loan was for U.S.$21.4 million and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. In 2018, we made two additional loans to Industrias CH. The first loan was for U.S.$25.4 million and accrues interest at a rate of TIIE plus 1%. The second loan was for Ps. 186.7 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. The agreed interest rate 2019 for these loans is the equivalent of the Interbank interest rate plus 1 percentage point. These loans were granted in U.S. dollars and pesos. As of December 31, 2020, the outstanding amount, including interest, was Ps.$858,510, and as of December

31, 2019, the outstanding amount was Ps.$780,989. As of December 31, 2020, interest collected from Industrias CH was Ps.$41,000, and as of December 31, 2019, was Ps.$265.

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

The Company entered a loan agreement with Perfiles Comerciales Sigosa, S.A. of C.V. The principal balance accrued interest. The outstanding principal and accrued interest on this loan was Ps.$150,233, and as of December 31, 2019, the outstanding amount was Ps.$142,268.

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

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2018, 2019 and 2020 such purchases totaled, Ps. 373 million, Ps. 438 million, and Ps. 0 million, respectively. In addition, in 2018, 2019 and 2020 we sold Ps. 20 million, Ps. 250 million and Ps. 0 million of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arms-length basis.

As of December 31, 2020, we have accounts payable corresponding to the purchase of finished products from the following related parties: Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps. 4.6 million, Industrias CH in the amount of Ps. 214.3 million, Comercializadora Sigosa, S.A. de C.V. in the amount of Ps. 102 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 3.9 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 9 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 1.2 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 7.4 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 1.4 million and other related parties in the amount of Ps.2.2 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements are indefinite. We make payments to Industrias CH on a monthly basis. Under the service agreement, in 2018, 2019 and 2020, we paid Ps. 23 million, Ps. 24 million and Ps. 199 million, respectively, to Industrias CH.

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

 During the year 2018 Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018, the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to $5,880 million. During 2020 and 2019 financial years, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned years for an amount of $554.4 and $2,323.7 million. All lawsuits regarding the tax credits were solved, the amount was $5,880 million.

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

In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of U.S.$2.5 million (Ps. 47.2 million) (including interest of $0.4 million, Ps. 7.6 million) was issued against Republic on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, appealing the assessment with the Ohio Board of Tax Appeals. The Company’s position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers. Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain. Accordingly, the Company has not recorded an expense in 2020 or 2019 recognizing the assessment or any estimated settlement amount.

Related to the agreement signed on December 14, 2018, with the SEC to correct 4 internal control weaknesses reported in the Form 20-F of 2018, the international firm Protiviti was hired as independent consultant to assess the implemented internal controls, to ensure that transactions made are correctly recorded in accordance with Mexican and other countries laws, where the company operates. Our external auditors Marcelo de los Santos y Cía., S.C., who reviewed the 2020 financial statements provided their opinion on our internal controls over financial reporting , as indicated below under Section 15.C. “Attestation Report of the Independent Registered Public Accounting Firm”.

The tax authorities in the United States have the right to review the previous three years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

For the years 2015-2016 and 2017-2018, the Canada Revenue Agency (CRA) estimated a tax on sales omitted by Republic of U.S.$4.1 million plus interest for the 2015-2016 period and of U.S.$6.4 million plus interest for the period 2017-2018. Republic does not agree on the amounts and has filed an Objection notice on September 2018 and July 2019, respectively. As of May 2021, all the information has been filed and we are waiting for the resolution.

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

California Department of Toxic Substances Control, DTSC

In September 2002, the Department of Toxic Substances Control (DTSC) inspected Pacific Steels Inc. (PS)’s facilities based on an alleged complaint from neighbors due to PS’s excavating to recover scrap metal on its property and on a neighboring property, which PS rents from a third party (BNSF Railway). In this same month, DTSC issued an enforcement order of imminent and substantial endangerment determination, which alleges that certain soil piles, soil management and metal recovery operations may cause an imminent and substantial danger to human health and the environment; consequently, DTSC sanctioned PS for violating Hazardous Waste Control Laws in the State of California and imposed the obligation to remedy the site. On July 26, 2004, in an effort to continue with this order, DTSC filed against PS a Complaint for Civil Penalties and Injunctive Relief in San Diego Superior Court. On July 26, 2004, the court issued a judgment, whereby PS was obligated to pay U.S.$0.2 million, which has been paid.

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, the Mexicali plant began the process of importing non-RCRA soil for final disposal in a secure landfill based in Nuevo Leon State. This landfill is deposited after the separation of the metal content, which is used as raw material in the melting process. PS has completed the shipment of non-RCRA soil for final disposal in Nuevo Leon State.

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

On July 23, 2015, the Attorney General denied the extension requested by PS and demanded the immediate shipments of the RCRA stack to an authorized landfill. PS began transporting RCRA soil on July 29, 2015 and completed removal of the RCRA stack by September 12, 2015 with a total of 3,000 metric tons.

On January 5, 2016, the Attorney General and PS stipulated to filing a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS to pay U.S.$ 0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.
●	Remove the RCRA soil pile and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.
●	After removing the RCRA soil pile, the Company must take samples of the soil in the area where the RCRA soil pile was located. Samples were taken and the results indicated that the soil had pollution levels that exceed the limits set by the State. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove soil 10 feet across and 2 feet deep on the perimeter of the area where the RCRA soil pile was located and dispose of it in an approved confinement. Instead, PS convinced DTSC to enter into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Tolling Agreement was extended on August 10, 2018, for an additional two-year period, effective December 31, 2018, and will end as of August 10, 2021.
●	The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004.

On May 29, 2019, the Company presented a proposal to the DTSC, to carry out a work plan in March 2020, the DTSC has agreed tentatively, with that proposal or work plan.

On September 2020, PS informed the DTSC That it had been significantly affected by the COVID pandemic, and the corresponding economic downturn, although it was still committed with the application of a work plan from IM, needs to stop implementation efforts. Such deployment is in hold as of this date.

PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. To date, it is unclear what will be the appropriate remedy to implement at the PS site, when the CMS will be completed, how long remediation will take, and how much it will cost.

Environmental Liabilities

As is the case with most steel producers in the United States, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2020 and 2019, we had a reserve to cover probable environmental liabilities totaling Ps. 49.8 million (U.S.$2.5 million) and Ps. 49.1 million (U.S.$2.6 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2020 and 2019, the current and non-current portions, Ps. 19.9 million (U.S.$1 million) and Ps. 18.9 million (U.S.$1 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The Company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

Brazil

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

The tax authorities in Brazil have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

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

Board of Directors

The Mexican Securities Market Law imposes a duty of care and a duty of loyalty on directors. The duty of care, which generally requires that directors: (i) obtain the information reasonably necessary to make decisions; (ii) request from officers and auditors information that is relevant to a decision to be made; (iii) postpone board of directors meetings when a director is not present, has not arrived on time or has not been provided with the same information as other directors; (iv) deliberate and vote, including if requested with the presence only of the other directors and the secretary of the board. Directors will breach their duty of care and be subject to liability when damage is caused to the issuer by any of the following: (i) failure to attend board, shareholders’ or committee meetings, which failure prevents such meeting from being duly held; (ii) failure to reveal relevant information to the board of directors or to an applicable committee, subject to legal or contractual limitations on disclosure of such information; or (iii) failure to comply with the duties imposed by the Mexican Securities Market Law or the issuer’s by-laws. Failure of directors to act with due care makes the relevant directors jointly and severally liable for damages and losses caused to the issuer and its subsidiaries, which may be limited in the company’s by-laws or by resolution of the shareholders’ meeting, except in the case of willful misconduct or illegal acts. Liability for breach of the duty of care may also be covered by indemnification provisions and director and executive officer insurance policies.

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

A shareholder’s entitlement to uncollected dividends lapses within five years following the stated 3payment date, in favor of us.

For additional tender offer and insider trading rules applicable to our securities pursuant to Mexican Law, see “Market Information.”

Changes in Capital Stock

Increases and reductions of our share capital must be approved at an ordinary or extraordinary shareholders’ meeting, subject to the provisions of our by-laws and the Mexican Corporations Law.

Subject to the individual ownership limitations set forth in our by-laws, in the event of an increase of our capital stock, other than (i) in connection with mergers, (ii) for the conversion of convertible debentures as provided in Section 210 Bis of the Mexican General Law on Negotiable Instruments and Credit Transactions, (iii) for purposes of conducting a public offering of such shares or (iv) for the resale of shares maintained in our treasury as a result of repurchase of shares conducted on the Mexican Stock Exchange, our shareholders will have a preemptive right to subscribe and pay for new stock issued as a result of such increase in proportion to their shareholder interest at that time. This preemptive right must be exercised by any method provided in Section 132 of the Mexican Corporations Law, by subscription and payment of the relevant stock within fifteen business days after the date of publication of the corresponding notice to our shareholders in the official gazette of the state of Jalisco or in one of the newspapers of general circulation in Guadalajara, Jalisco, Mexico, provided that if at the corresponding meeting all of our shares are duly represented, the fifteen business day period shall commence on the date of the meeting. Preemptive rights cannot be waived in advance and cannot be traded separately from the corresponding shares that give rise to such right.

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

Share Repurchases

We may choose to acquire our own shares through the Mexican Stock Exchange on the following terms and conditions:

●	the acquisition must be carried out through the Mexican Stock Exchange;

●	the acquisition must be carried out at market price, unless a public offer or auction has been authorized by the CNBV;

●	the acquisition must be carried out against our net worth (stockholder´s equity) without adopting a reduction in capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock. No shareholder consent is required for such purchases.

●	the amount and price paid in all share repurchases must be made public;

●	the annual ordinary shareholders meeting must determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares;

●	we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the National Securities Registry; and

●	any acquisition of shares must be in conformity with the requirements of Article 54 of the Mexican Securities Market Law, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares of Ps. 1,000 million was approved and the total reserve at December 31, 2017, amounts to Ps. 2,000 million. In our Ordinary Shareholders Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares. In 2017, we repurchased 5,143,680 shares, and we resold 1,604,000. At December 31, 2017, we had 3,662,564 treasury shares. In the year 2017 we registered a loss of Ps. 22.8 million in the repurchase of shares. In 2018, we repurchased 27,553,643 shares, and we resold 150,000. At December 31, 2018, we had 31,066,207 treasury shares. In the year 2018 we registered a loss of Ps. 4.2 million in the repurchase of shares. In 2019, we repurchased 2,663,719 shares, none of which were resold. At December 31, 2020, we had 34,223,573 treasury shares. In 2020, we did not register a gain or loss in the repurchase of shares.

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

Pursuant to the rules and regulations of the New York Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the New York Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the United States federal securities laws. Further, independent directors are required to meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2020. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2020, or at the rate mentioned above, as the case may be.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2020 of gains realized from the disposition.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2018, 2019 and 2020 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, devaluation of the Mexican peso has been 15.1% higher than Mexico’s inflation.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we use derivative financial instruments, which currently consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. At December 31, 2020 and 2019, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2020 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2020. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

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

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2020 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2021. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2020.

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

Our principal executive officer (CEO) and our principal financial officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were not effective, bearing in mind the weaknesses and deficiencies in our internal control over financial reporting discussed below.

B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Our internal control system is designed to provide reasonable assurance as to the reliability of the published financial statements under applicable International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances concerning financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Marcelo de los Santos, S.C., a practice member of Moore Global Network Limited, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the following weaknesses and deficiencies in our internal control over financial reporting and therefore determined that our internal controls over financing reporting were not effective on December 31, 2020.

Weaknesses detected at the group level:

●	As a result of the COVID-19 pandemic, some limitations led to the lack of follow-up on adequate controls, resulting in control deficiencies not being corrected in a timely manner.
●	Lack of a plan for disaster recovery and insufficient backup documented.
●	Lack of a documented plan regarding the continuity of business operations (Business Continuity Plan).

Deficiencies detected in the Mexico segment:

●	As a result of the Covid-19 pandemic and limitations due to lack of personnel, there were ineffective controls related to the procedures for assigning access and segregation of duties.
●	Identification, design, and execution of general information technology controls (ITGC).

Deficiencies detected in the Brazil segment:

●	Due to the limitations due to the Covid-19 pandemic, it was not possible to follow up on the continuous improvement activities of the internal controls applied for the preparation of the financial statements.
●	Lack of implementation of a permanent calendar for the preparation of analysis and reconciliations of the accounts, in order to identify in a timely manner, the occurrence of distortions and needs for improvements in the accounting records.
●	The reports issued at the end of each accounting period are not subject to review by a qualified professional.
●	Due to the limitations due to the Covid-19 pandemic, it was not possible to follow up on the technical training of the accounting, fiscal and financial team.

Deficiencies detected in the United States segment:

●	There is no process to verify that the access codes to the computer systems of former employees have been closed correctly and that new accounts have the appropriate rights in detail of their access.
●	Due to the limitations due to the Covid-19 pandemic, we identified that it was not possible to obtain evidence of the autograph approval of the vice president of finance and IT in the calculation of the market value cost (LCM).
●	We identified certain accounts not reconciled on a quarterly basis at a detailed level.
●	Lack of adequate controls for certain balance sheet accounts at a detailed level, resulting in audit adjustments.
●	Due to the limitations due to the Covid-19 pandemic and lack of personnel, there was a lack of authorizations and journal entry supports.
●	Due to the limitations due to the Covid-19 pandemic and lack of personnel, there was a lack of price approval by marketing managers.

C.    Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company’s) internal control over financial reporting as of December 31,2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in the company's financial statements is not prevented, or detected and corrected, timely. The following material weaknesses have been identified and are included in the Management Report on internal controls over financial information.

Deficiencies at the group level:

•	The Company´s control monitoring inadequate and identified control deficiencies are not resolved in timely manner.
•	The Company lacks appropriate disaster recovery plan, and there may not be sufficient documentation for a rapid recovery in the case of an incident.
•	The Company lacks a documented plan with respect to the continuity of trade operations in the event of a disruption of the information technology environment.

Significant deficiencies that together constitute a material weakness in the Mexico segment:

o	The segment lacks effective information technology controls related to system access, functional access within the system, and segregation of duties.
o	The segment’s information technology general controls are not had appropriately identified, designed, or implemented.

Significant deficiencies that together constitute a material weakness in the Brazilian segment:

o	The segment lacks a system to follow-up on and improve upon deficiencies identified in the financial reporting process.
o	The segment lacks personnel with sufficient knowledge of financial accounting and the accounting for taxation.
o	The segment lacks a documented process for the completion of timely account analysis and reconciliation.
o	The segment lacks a process for the review of interim financial information by a qualified professional.
o	The segment does not have a sufficient process of delivering continuing professional education or other professional development resources to accounting, tax and finance personnel with responsibility for interpreting and recording unusual and complex transactions, including transactions with related parties.

Significant deficiencies that together constitute a material weakness in the United States segment:

o	The segment lacks effective information technology controls related to system access in regards to former employees and to verify that new employees are granted appropriate levels of system access.
o	The segment lacks a system to verify that all material calculations are appropriately approved in the financial reporting process.
o	The segment lacks a documented process for the completion of timely account analysis and reconciliation.
o	The segment lacks a system to verify that all journal entries are appropriately approved and are supported by appropriate documentation.
o	The segment lacks sufficient controls related to sales price adjustments made by the marketing managers.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2020 financial statements, and this report does not affect our report dated May 14 2021, on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets and the related statements of income, comprehensive income, stockholders’ equity, and cash flows of the Company, and our report dated May 14, 2021 expressed an unqualified opinion.

Basis of Opinion

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

 Definition and inherent limitations of internal control over financial reporting

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

/s/ Marcelo de los Santos y Cía., S.C.

Member of Moore Global Network Limited

San Luis Potosí, S.L.P., México

May 14, 2021

D.	Changes in Internal Control Over Financial Reporting

As a result of the evaluation of the effectiveness of our internal controls for the year ended December 31, 2020, by our external auditors and the deficiencies identified during that period, our internal audit team and management are engaged and have implemented a monitoring and updating plan and procedures to address deficiencies, with particular attention to those arising from limitations due to the Covid-19 pandemic. Our efforts began with remediation plans and redesign of processes, in order to resolve and/or mitigate these deficiencies (although these deficiencies were not resolved or mitigated as of December 31, 2020), including activities to redesign processes and control activities to address the risks and limitations created by the Covid-19 pandemic.

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

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2019 and 2020, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16C.	Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2020. The audit of Aceros DM and subsidiaries and affiliates, located in San Luis Potosí, S.L.P. Mexico, and all of the Mexican subsidiaries continues to be audited by Marcelo de los Santos y Cía., S.C., a practice member of Moore Global Network.

Audit Fees. We paid Ps. 12.0 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2020, which are included in this annual report. We paid Ps. 12.0 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2020, which are included in this annual report. We paid Ps. 6.6 million (U.S.$0.33 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2020. We paid Ps. 6.4 million (U.S.$0.33 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2019. We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2020. We paid Ps. 0.9 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2019.

Audit Related Fees. In 2020 and 2019, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2020 and 2019, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., Moore Global Network Limited or Moore Global Lima Lucchesi in 2020 and 2019.

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

The Audit Committee approved all of the services incurred in 2019 and 2020, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2020.

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, together with an English translation.*

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Receipts.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Receipts.****

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm
EX-101.INS	XBRL Instance File
EX-101.SCH	XBRL Schema File
EX-101.CAL	XBRL Calculation File
EX-101.DEF	XBRL Definition File

EX-101.LAB	XBRL Label File
EX-101.PRE	XBRL Presentation File

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.
***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.
****	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on June 5, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Rufino Vigil González
Rufino Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: May 24, 2021

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2020, 2019 and 2018

Index

Content	Page
Report of Independent Registered Public Accounting Firm	F-1-2

Consolidated Statements of Financial Position	F-3-4
Consolidated Statements of Comprehensive
Income (Loss)	F-5
Consolidated Statements of Changes in Stockholders’ Equity	F-6
Consolidated Statements of Cash Flows	F-7
Index to the Notes to the Consolidated
Financial Statements	F-8-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2020, and 2019, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 14, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Non-current inventory

Description of the key audit matter

As disclosed in Notes 4e and 9 to the consolidated financial statements, long-term inventories amount to approximately $952,690,000 pesos, of which $ 747,300,000 correspond to the physical inventory of 136,541 tons of coking coal, which the company used as raw material to supply the blast furnace at the Lorain, Ohio, USA plant, which ceased operations. Management periodically evaluates the potential degradation of the coke inventory and determines whether it is still suitable as a raw material for the blast furnace or alternatively for sale to other blast furnace mills.

How our audit addressed the matter

We obtained the report of an independent third party engaged by the company involved in the purchase and sale of coking coal that justifies the grade and the existing quantity. We have obtained a valuation of the coke market and have used that valuation to estimate the market value as of December 31, 2020.

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

Marcelo de los Santos y Cía., S.C.	San Luis Potosí, S.L.P., México May 14, 2021

Member of Moore Global Network Limited

/s/ Marcelo de los Santos Anaya

Marcelo de los Santos Anaya

We have served as the Company’s auditor since 2016.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2020 and 2019

(In thousands of Mexican pesos)

	Note	2 0 2 0	2 0 1 9
Assets
Current assets:
Cash and cash equivalents	6	$7,727,698	$7,446,447
Trade receivables, net	7	5,072,869	4,186,239
Related parties receivables	18	52,706	13,925
Recoverable taxes	8	1,029,808	966,770
Other receivables, net		551,955	755,142
Prepaid expenses		854,353	798,400
Inventory	9	9,073,599	8,243,213

Total current assets		24,362,988	22,410,136

Non-current related parties receivables	18	648,281	648,281
Non-current loans to related parties	18	1,008,743	923,257
Non-current inventory, net	9	1,210,327	960,373
Property, plant and equipment, net	10	15,950,352	16,737,595
Intangible assets and other non-current assets, net	11	2,322,956	2,335,117

Total assets		$45,503,647	$44,014,759

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$6,020	$5,700
Accounts payable trade	13	5,347,325	4,179,830
Related parties payable	18	351,511	241,526
Other accrued liabilities	13	1,266,512	1,547,214
Payable tax		217,431	193,510
Income tax		1,237,967	1,118,697

Total current liabilities		8,426,766	7,286,477

Non-current liabilities:
Employee benefits	14	161,864	123,368
Deferred income tax	15	3,638,521	3,410,106
Other liabilities		257,837	585,031

Total Non-current liabilities		4,058,222	4,118,505

Total liabilities		12,484,988	11,404,982

Contingencies and Commitments	24 and 25	-	-

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		20,795,069	19,986,881
Repurchase of own capital stock reserve		2,898,348	2,940,332

Cumulative effect by translation of foreign subsidiaries		1,881,731	2,250,263

Total controlling interest		32,982,649	32,584,977
Non-controlling interest	17	36,010	24,800

Total stockholders’ equity		33,018,659	32,609,777

Total liabilities and stockholders’ equity		$45,503,647	$44,014,759

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos, except income per share figures)

	Note	2 0 2 0	2 0 1 9	2 0 1 8

Net sales	22	$35,869,314	$34,171,201	$35,678,253
Cost of sales	19	(29,211,724)	(30,067,141)	(30,563,315)

Gross profit		6,657,590	4,104,060	5,114,938

Administrative expenses	19	(2,019,328)	(1,637,425)	(1,080,012)
Other income (expense), net	20	546,749	(136,582)	15,052
Interest income		107,826	145,995	312,821
Interest expense		(53,746)	(55,049)	(16,511)
Foreign exchange loss, net		(363,164)	(784,583)	(146,896)
Income before income taxes		4,875,927	1,636,416	4,199,392

Income taxes	15	(2,077,844)	(3,276,274)	(752,462)

Net income (loss) for the year		2,798,083	(1,639,858)	3,446,930

Comprehensive (loss) for the year:
Translation effects of foreign subsidiaries		(357,217)	(1,103,310)	(615,167)

Total other comprehensive (loss) for the year, net of income taxes		(357,217)	(1,103,310)	(615,167)

Comprehensive income (loss) for the year, net of tax		$2,440,866	$(2,743,168)	$2,831,763

Net income (loss) attributable to:
Controlling interest		$2,798,188	$(1,635,909)	$3,653,347
Non-controlling interest		(105)	(3,949)	(206,417)

Net income (loss) for the year		$2,798,083	$(1,639,858)	$3,446,930

Comprehensive income (loss) attributable to:
Controlling interest		$2,429,656	$(3,091,337)	$3,046,560
Non-controlling interest		11,210	348,169	(214,797)

Comprehensive income (loss) for the year		$2,440,866	$(2,743,168)	$2,831,763

Income per share:
Weighted average shares outstanding (in thousands of shares)		463,483	465,069	489,537

Income (loss) per share (controlling interest) (Mexican pesos)	4-n	$6.04	$(3.52)	$7.46

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Total controlling Interest	Non-controlling interest	Total stockholders’ equity
Balance at January 1, 2018	$2,832,268	$4,579,472	$20,969,443	$1,732,447	$4,312,478	$34,426,108	$(108,572)	$34,317,536

Increase in reserve			(3,000,000)	3,000,000

Repurchase of own capital stock, net		(4,239)		(1,636,057)		(1,640,296)		(1,640,296)

Comprehensive income (loss)			3,653,347		(606,787)	3,046,560	(214,797)	2,831,763

Balance at December 31, 2018	$2,832,268	$4,575,233	$21,622,790	$3,096,390	$3,705,691	$35,832,372	$(323,369)	$35,509,003

Repurchase of own capital stock, net				(156,058)		(156,058)		(156,058)
Comprehensive income (loss)			(1,635,909)		(1,455,428)	(3,091,337)	348,169	(2,743,168)

Balance as of December 31, 2019	$2,832,268	$4,575,233	$19,986,881	$2,940,332	$2,250,263	$32,584,977	$24,800	$32,609,777

Repurchase of own capital stock, net				(41,984)		(41,984)		(41,984)
Dividends paid			(1,990,000)			(1,990,000)		(1,990,000)
Comprehensive income (loss)			2,798,188		(368,532)	2,429,656	11,210	2,440,866

Balance as of December 31, 2020	$2,832,268	$4,575,233	$20,795,069	$2,898,348	$1,881,731	$32,982,649	$36,010	$33,018,659

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Mexican pesos)

	2 0 2 0	2 0 1 9	2 0 1 8

Operating activities:
Net income (loss) for the year	$2,798,083	$(1,639,858)	$3,446,930
Adjustments for:
Depreciation and amortization	1,452,271	1,108,629	1,112,418
Employee benefits	12,072	41,598	(10,051)
Allowance for doubtful accounts	0	5,320	27,904
Interest income from investing activities	(107,826)	(145,995)	(312,821)
Interest expense from financing activities	53,746	55,049	16,511
Unrealized foreign exchange loss (gain), net	0	18,030	(6,985)
Income tax	2,077,844	3,276,274	752,462

	6,286,190	2,719,047	5,026,368

Changes in operating assets and liabilities:
(Increase) / decrease in Trade receivables	(795,682)	515,726	(1,082,991)
Decrease / (increase) in Related parties receivables	98,874	(58,523)	17,465
(Increase) / decrease in Inventory	(777,419)	1,812,770	(1,098,437)
(Increase) in Other receivables, recoverable taxes and prepaid expenses	(1,727,200)	(4,185,306)	(1,119,466)
Increase/ (decrease) in Accounts payable trade	1,066,393	(151,986)	460,359
(Decrease)/increase in Related parties payables	(113,155)	(93,065)	90,806
(Decrease)/increase in Accounts payable other and accrued liabilities and taxes other than income taxes	(404,126)	484,090	929,780

Net cash flows provided by operating activities	3,633,875	1,042,753	3,223,884

Investing activities:
Acquisition of property, plant and equipment	(951,205)	(1,271,420)	(1,994,465)
Decrease (increase) in other non-current assets	10,708	(52,293)	159,732
Decrease in other investments	-	-	88,947
Cash paid for Business acquisition, net	-	-	(638,976)
Loans granted to related parties	-	-	(477,064)
Collection of loans to related parties	-	1,071,032	1,939,366
Interest income collected	107,826	145,995	102,307

Net cash flows (used) provided by investing activities	(832,671)	(106,686)	(820,153)

Financing activities:
Repurchase and placement of own capital stocks, net	(41,984)	(156,058)	(1,640,296)
Dividends paid	(1,990,000)	-	-
Payments received on Loans from related parties	-	-	(984,623)
Interest expense	(53,746)	(55,049)	(16,511)

Net cash flows used in financing activities	(2,085,730)	(211,107)	(2,641,430)

Increase (decrease) in cash and cash equivalents	715,474	724,960	(237,699)

Cash and cash equivalents at beginning of year	7,446,447	6,987,241	7,203,604

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(434,223)	(265,754)	21,336

Cash and cash equivalents at end of year	$7,727,698	$7,446,447	$6,987,241

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

For years ended December 31, 2020, 2019 and 2018

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

Shares of the Company are listed on the Mexican Stock Exchange (BMV) and the Company´s American Depositary Receipts are listed on the New York Stock Exchange (NYSE).

2.	Significant events

a.	On May 1, 2018, one steel mill was acquired in Brazil from ArcelorMittal, which is located in Cariacica, Espiritu Santo and has a production capacity of 600 thousand tons a year. Another steel mill is being rented from ArcelorMittal in Itauna, Minas Gerais with a production capacity of 120 thousand tons a year. Upon closing the transaction, the group significantly increased its participation in the long steel market in Brazil; a confidentiality agreement was signed for this operation.

b.	On January 1, 2019 Grupo Simec, S.A.B. of C.V. increased its shareholding percentage in SimRep Corporation to 99.41%. The Company acquired 83,862 common shares of SimRep Corporation at a price of USD $ 3,454 each, for total consideration of USD $ 289,660, such consideration was provided through the conversions of loans payable to the Company by SimRep.

c.	On February 10, 2020, the Ordinary General Shareholders’ Meeting decreed dividends which were paid on March 10, 2020. The dividends were paid from the net tax profit account, generated until December 31, 2013.The amount paid was $1,990 million pesos.

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2020.

International Financial Reporting Standards, not in force yet.

Following are the amendments that could have an effect on Simec financial information, which were issued by the IASB (International Accounting Standards Board) but are not yet effective as of the date of these financial statements.

Amendments applicable as of 2021:

In August 2020, the IASB issued a document entitled “Reform of the Interest Rate Benchmark - Phase 2, which modify IFRS 4.- Insurance Contracts, IFRS 7.- Financial Instruments: Disclosures, IFRS 9.- Financial Instruments, IFRS 16.-

Leases and IAS 39.- Financial Instruments: Recognition and Measurement. Amendments for Phase 2 introduce matters that could affect financial information during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a benchmark interest rate with an alternative interest rate. The Phase 2 amendment objectives are:

• Assist companies in applying Standards when changes are made to contractual cash flows or hedging relationships because of the interest benchmark rate reform; and

• Providing useful information to users of financial statements.

Amendments applicable as of 2022:

In May 2020, the following amendments were issued:

Reference to the conceptual framework

IFRS 3.- Business Combinations, the amendments correspond only to references to the conceptual framework.

Onerous contracts: Cost of fulfilling a contract.

IAS 37.- Provisions, Contingent Liabilities and Contingent Assets; this standard defines an onerous contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

Property, plant and equipment: Revenues from the use previously foreseen

IFRS 16.- Property, plant and equipment, this amendment prohibits an entity from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

Also in May 2020, annual improvements to IFRS Standards 2018-2020 were issued, effective January 1, 2022:.

IFRS 1 First-time Adoption of International Financial Reporting Standards

Purpose of improvement:

Some options are established for the application of the Standards to Subsidiaries as a first-time adopter of IFRS

IFRS 9 Financial Instruments.

Purpose of improvement:

This IFRS establishes that a substantial modification of the current conditions of an existing financial liability or part thereof shall be accounted for as a cancellation of the original financial liability and the recognition of a new financial liability.

This amendment establishes that the conditions will be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability

Amendments applicable as of 2023:

In January 2020, the IASB issued an amendment to IAS 1.- Presentation of Financial Statements, which clarifies that in order to reclassify a current liability as a non-current liability, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. At the effective date of this amendment, July 2020, it was deferred until January 1, 2023.

Simec is evaluating the impact that these amendments could have on its financial statements.

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

Within the consolidation process, adjustments are made to the financial statements of the subsidiaries to adapt their accounting policies so that they are aligned with those used by the Company. All significant intercompany transactions and balances between the consolidated companies are eliminated during consolidation.

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

As of December 31, 2020, and 2019, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
Subsidiaries established in Mexico:	2 0 2 0	2 0 1 9
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (8)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (8)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (8)	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (8)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (8)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V.	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Gases Industriales de Tlaxcala, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V. (9)	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V. (10)	100.00%	100.00%

Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (10) (7)	100.00%	100.00%
GS Steel B.V. (2)	Liquidated	Liquidated

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.
(2)	Company established in Netherlands.
(3)	ICH owns 0.59% of the shares in this company at December 31, 2020.
(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Companies established in Brazil.
(8)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V. and Corporativos G&DL, S.A. de C.V. which only have lost 2/3 of their capital stock.
(9)	Company incorporated in 2017.
(10)	Company incorporated in 2018.

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

The U.S. dollar (US Dollar or USD$) was considered as the functional currency of all the U.S. subsidiaries and Brazilian real for subsidiaries established in Brazil; therefore, the financial statements of these subsidiaries abroad were converted to Mexican pesos applying:

-	The exchange rates at the balance sheet date, to all assets, liabilities and stockholder´s equity.

-	The historical exchange rate at revenues, costs and expenses.

The conversion differences are carried directly to the consolidated statements of comprehensive income as other comprehensive income under the caption translation effects of foreign subsidiaries.

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2020	19.95
Current exchange rate as of December 31, 2019	18.87

Average exchange rate for the year ended December 31, 2020 (*)	21.49
Average exchange rate for the year ended December 31, 2019 (*)	19.26

Current exchange rate as of May, 14, 2021	20.094

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

d.	Allowances for doubtful accounts – The Companies recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. The determination of the estimate is aligned with the criteria established in IFRS 9, “Financial instruments”.

e.	Inventories and cost of sales – Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale.

The Company classifies raw material inventory in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 136,541 metric tons (MT) of coke inventory valued at 953 million Mexican pesos (average of USD$ 350/MT) on hand at December 31, 2020 and 136,541 MT of coke inventory valued at 747 million Mexican pesos (average of USD$ 290/MT) on hand at December 31, 2019 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

f.	Property, plant and equipment – Property, plant and equipment are recorded at acquisition cost less any recognized impairment loss. Cost includes all expenses related to acquisition and installation and, for qualifying assets, borrowing costs (interest) capitalized in accordance with the Company’s accounting policy. Depreciation is recognized so as to write off the cost of assets (other than land and properties under construction) less their residual values over their useful lives, using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimates accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

The initial estimated useful lives of the Company’s main assets are as follows:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, chattels and computer equipment	3 to 10

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

g.	Leases – IFRS 16 “Leases” became effective as of 1 January 2019. These provisions consist of recognizing an asset for the right to use the underlying asset and a liability for the lease thereof on the start date of the lease. The right-of-use asset is valued at acquisition cost less accumulated depreciation and, where appropriate, impairment losses; the Lease Liability is valued at the present value of future lease payments to be made and any other payment for the right to use the underlying asset in the lease term that has not been made at the start date of the lease. The company applied the exception established in paragraph 5 of IFRS 16, where the lease agreements signed are short-term and there is no reasonable certainty that they would be extended after their expiration.

h.	Costs for loans – Costs for loans directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

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

j.	Goodwill – Goodwill arising from a business combination is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that would be expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill – At the end of each reporting period or more frequently when impairment potential identified, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than it´s carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.

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

The reversal of the impairment loss is recorded on profit and loss, unless the corresponding asset recognizes a restated amount, in which case the reversal of the impairment loss is treated as a restatement increase.

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

-	Current and deferred tax for the period – Current and deferred tax are recognized as an expense or income in periodic profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively.

-	Interests on recoverable tax balances – Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies – In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. In the case of non-monetary items, which arise from the payment or collection of anticipated considerations, are recognized at the exchange rate in force of the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets and are recorded as an adjustment to interest costs on those foreign currency borrowings;

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sale of all or part of the net investment.

q.	Financial instruments – Financial assets and financial liabilities are recognized when a group entity becomes a part to the contractual provisions of the instrument.

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

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

-	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

-	The yield of a group of financial assets, financial liabilities or both, is administered and assessed based on its fair value, according to an investment strategy or risk management that the Company has documented and provided internal information over that group, based on its fair value; or

-	The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	It forms part of a contract containing one or more embedded derivatives, and IAS 39, Financial Instruments: Recognition and Measurement, permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

-	Financial liabilities at fair value through profit or loss are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the consolidated statement of comprehensive income.

-	Other financial liabilities including borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate a shorter period), to the net carrying amount on initial recognition.

-	The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss at that time.

t.	Derivative financial instruments – The Company sometimes uses derivative financial instruments for hedging risks associated with natural gas prices; this commodity is used for the production of goods, for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

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

The Company’s revenues are mainly recognized at a point of time from sales to direct customers.The Company does not have any obligations to be fulfilled in the contracts, which are obligations to be fulfilled separately and in which a portion of the transaction price should be allocated, other than the delivery of products confirming to the specifications of a customer purchase order. When determining the transaction price for the sale of products, the Company would consider the possible effects of the variable consideration, the existence of important financing components, the consideration other than cash and the consideration payable to the client.

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

a.	Critical accounting judgments – The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key information for estimates – The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date creating an allowance for doubtful accounts, in order to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable aging and other considerations for specific accounts.

-	Net realizable value of inventory – At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use – Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment – As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and (iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments –The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2020 and 2019 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2 0 2 0	2 0 1 9

Cash	$6,971,175	$898,394
Cash equivalents (1)	756,523	6,548,053
	$7,727,698	$7,446,447

(1)	Cash equivalents are investments with initial original maturities of less than 90 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customer are reviewed twice a year. On December 31, 2020 and 2019 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2 0 2 0	2 0 1 9

30 - 60 days	$164,646	$279,048
61 - 90 days	22,288	121,790
91 + days	245,420	535,955
Total	$432,354	$936,793

During the years ended December 31, 2020 and 2019, the movement in the allowance for doubtful accounts was as follows:

	2 0 2 0	2 0 1 9

Balance at beginning of year	$237,098	$231,778
Provisions	0	4,529
Cancellation	(415)	(63)
Account recoveries	(1,333)
Translations effects	(1,995)	854
Balance at end of year	$233,355	$237,098

In determining the non-recoverable portion of accounts receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

Republic made an agreement with a third party (“buyer”) to carry out a factoring of accounts receivable to customers. It was cancelled with effect from October 31, 2019. In this agreement, the maximum established amount of advances related to the allocation of accounts is USD $ 30 million. The remaining amount between the received and the value of the invoices is kept in reserve by the “buyer”. The payments of the funds retained in reserve minus a discount will be made by the buyer within 4 days after receiving the collection payments related to each assigned account. Said discount will be made on the total of the invoice and is in a range of 1% if the payment is made within 15 days (from the advance date) or up to 3.75% if paid within 90 days and 1% for every additional fifteen days until the account is settled. This discount is recognized as an interest expense in the consolidated statement of comprehensive income.

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

In 2020, no factoring sale transaction was carried out, (USD $ 11.2 million in 2019). The discount fees incurred by factoring sale transactions were approximately USD $ 0.0 million in 2020 and USD $ 0.3 million in 2019. These fees were included in expenses for interest in the Consolidated comprehensive income statement.

8.	Recoverable taxes

	December 31,
	2 0 2 0	2 0 1 9

Value Added Tax	$534,760	$781,082
Income Tax	494,603	185,243
Other	445	445
	$1,029,808	$966,770

9.	Inventories

	December 31,
Current inventory:	2 0 2 0	2 0 1 9

Finished goods	$2,302,443	$1,900,624
Work-in-process	96,174	109,247
Billets	2,232,736	1,791,802
Raw materials and supplies	2,817,090	2,760,319
Materials, spare parts and rollers	1,233,282	1,146,705
Materials in-transit	391,874	534,516
	$9,073,599	$8,243,213

Non-current inventory:

	December 31,
	2 0 2 0	2 0 1 9

Coke	$952,690	$747,300
Spare parts	72,139	68,587
Rollers	185,498	144,486
Finished goods	353,095	353,095
	1,563,422	1,313,468

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,210,327	$960,373

The Company has $ 952,690 and $ 747,300 of coke inventory on hand as of December 31, 2020 and 2019 respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As of February 2021, management considers that there will be recovery in the industries in which the Company operates; this would result in the blast furnace being restarted in the future. However, the Company has recorded an impairment to the blast furnace resulting in a book value of zero. The Company has continued incurring certain costs to maintain the assets in Lorain, including the blast furnace and the coke; such costs are expensed as incurred. In order to restart the blast furnace the Company will incur expenses for the restoration of the equipment, and there is still uncertainty on the date on which the blast furnace will restart operation, if ever The Company cannot offer any guarantee of the eventual restarting of the blast furnace or when conditions will become economically feasible to do so.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2019	$1,217	$4,680	$28,957	$159	$139	$1,410	$36,562
Additions	89	591	532	2	4	53	1,271

Translation adjustments	(15)	(133)	(563)	0	(2)	(92)	(805)
Balance as of December 31, 2019	$1,291	$5,138	$28,926	$161	$141	$1,371	$37,028

Additions	20	323	525	0	0	83	951

Reclassifications	0	94	334	0	0	(428)	0
Translation adjustments	5	(115)	(148)	0	3	(11)	(266)
Balance as of December 31, 2020	$1,316	$5,440	$29,637	$161	$144	$1,015	$37,713

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of December 31, 2018	1,055	$18,380	$81	$75	$19,591

Depreciation expense	30	1,063	4	2	1,099
Translation effects	(3)	(396)	0	0	(399)
Balance as of December 31, 2019	1,082	$19,047	$85	$77	$20,291

Depreciation expense	152	1,283	2	4	1,441
Translation effects	21)	52	(1)	0	30
Balance as of December 31, 2020	$1,213	$20,382	$86	$81	$21,762

The depreciation expense for the years ended December 31, 2020, and 2019 amounted to $ 1,441,021 and $ 1,098,749, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of December 31, 2018	$1,217	$3,625	$7,187	$78	$64	$4,800	$16,971

Balance as of December 31, 2019	$1,291	$4,056	$9,879	$76	$64	$1,371	$16,737

Balance as of December 31, 2020	$1,316	$4,227	$9,255	$75	$63	$1,015	$15,951

Until December 31, 2014, Republic has invested USD $158.8 million in an electric arc furnace and auxiliar facilities for its steel facility in Lorain, Ohio, USA, with the intention to satisfy growing customer demand of SBQ. The locality of this steel mill was selected due to its strategic location close to customers and the availability of skilled labor. Furnace construction started at midyear of 2012 and the operations started production in July 2014. The furnace steel amount includes of USD $ 45.4 million of labor and capitalized indirect expenses.

This facility was idled in June of 2015 and management has no near-term plans to restart the facility. The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. The Company has property, machinery, and equipment with a net book value of approximately USD$ 40.3 and USD$ 41.5 million as of December 31, 2020 and 2019, pertaining to the Lorain, Ohio facility after recording an impairment charge when the facility was idled.

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

Since March 31 2016 all Lorain facilities were closed temporarily. At May 14, 2021 Management has no near-term plans to restart the facility.The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas industry. We have property, plant and equipment with a net book value of approximately U.S.$40.3 (Ps. 803 million) as of December 31, 2020 and U.S.$41.5 million (Ps. 783 million) as of December 31, 2019, pertaining to the Lorain, Ohio, facility after recording the impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows, as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2020, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

11.	Intangible and other long-term assets

The balances as of December 31, 2020 and 2019 are as follows:

	2 0 2 0			Amortization period (years)
Assets	Original Value	Accumulated amortization	Net
Republic trade mark	$107,380	$-	$107,380	*
Kobe Tech contract	125,141	125,141	0	12
Customers list	65,550	65,550	0	20
Total from Republic (1)	298,071	190,691	107,380

Customers list	2,205,700	2,205,700	0	9
San 42 trademark (2)	329,600	-	329,600	*
Goodwill (2)	1,814,160	-	1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,647,531	2,396,391	2,251,140
Other assets	71,816	-	71,816
	$4,719,347	$2,396,391	$2,322,956

	2 0 1 9			Amortization period (years)
Assets	Original Value	Accumulated amortization	Net
Republic trade mark	$101,657	$-	$101,657	*
Kobe Tech contract	118,471	118,471	-	12
Customers list	62,056	47,378	14,678	20
Total from Republic (1)	282,184	165,849	116,335

Customers list	2,205,700	2,205,700	-	9
San 42 trademark (2)	329,600	-	329,600	*
Goodwill (2)	1,814,160	-	1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,631,644	2,371,549	2,260,095
Other assets	75,022	-	75,022
	$4,706,666	$2,371,549	$2,335,117

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2020 and 2019, amounted to $ 11,250 and $ 9,880, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net
Balance as of December 31, 2018	$4,672,503	$(2,372,451)	$2,300,052
Additions	9,880	(9,880)	-
Adjustment effect of the year	24,283	10,782	35,065
Balance as of December 31, 2019	$4,706,666	$(2,371,549)	$2,335,117
Additions	11,250	(11,250)	-
Adjustment effect of the year	1,431	(13,592)	(12,161)
Balance as of December 31, 2020	$4,719,347	$(2,396,391)	$2,322,956

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2020 and 2019, the amount of such notes outstanding totaled USD$ 0.3 million, plus accrued interest. At December 31, 2020 and 2019, liabilities in pesos for the new notes outstanding amounted $ 6,020 and $ 5,700, respectively.

13.	Accounts payable trade and other accrued liabilities

	December 31,
	2 0 2 0	2 0 1 9

Trade accounts payable	$5,347,325	$4,179,830
Other accrued liabilities	1,266,512	1,547,214
	$6,613,837	$5,727,044

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – During 2020, approximately 44% (43% on 2019) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

The most important actuarial hypothesis used for the purposes of the determination of the net cost of the period related to the retirement benefits plan were as follows:

	2 0 2 0	2 0 1 9	2 0 1 8

Discount rate	7.7	7.7	9.5
Rate of salary increase	4.5	4.5	4.5

Components of net cost of benefits plan to employees are as follows:

	2 0 2 0	2 0 1 9	2 0 1 8

Current service cost	$6,775	$2,179	$2,839
Financial cost	9,294	4,242	4,025
Past service cost	528	1,947	1,481
Anticipated reduction obligations	(2,366)	296	(327)
Actuarial losses (gains) recognized in the year	20,579	32,934	(17,928)
	$34,810	$41,598	$(9,910)

The expense for the years 2020, 2019 and 2018 was recorded as follows:

	2 0 2 0	2 0 1 9	2 0 1 8

Cost of sales	$19,494	$23,296	$(5,550)
Administrative expenses	15,316	18,302	(4,360)
	$34,810	$41,598	$(9,910)

The amounts included in the Consolidated Statements of Financial Position as of December 31, 2020 and 2019 are $ 161,864 and $ 123,368, respectively, corresponding to the present value of defined benefit obligations.

Changes in the present value of the defined benefit obligation and the balance of the liability consist of the following:

	2 0 2 0	2 0 1 9

Opening balance of the defined benefit obligation	$123,368	$81,770
Current service cost	6,736	2,179
Past service cost	8,957	1,947
Financial cost	9,305	4,242
Actuarial losses (gains)	17,146	32,934
Benefits paid	(3,648)	296
Closing balance of the defined benefit obligation	$161,864	$123,368

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2020 and 2019, EPS amounted to $ 0 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2020, 2019 and 2018 was $12,098, $12,338 and $13,687, respectively.

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2020 and 2019 70% and 79%, respectively of Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016, was extended for three years through August 15, 2019, and further extended through August 15, 2022. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides that Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to $4.00 per hour for each hour worked by USW represented employees. Effective August 16, 2019, until June 30, 2022, the Company obligation to finance the Profit Trust changed again and is limited to the creation of a profit-sharing pool consisting of 3% of the quarterly profits from $ 0 to 50 million and 4% of the profits of the Company over % 50 million. Effective July 1, 2022, the Company’s contribution to the Beneficiary Trust changes back to a limit of $ 4.00 per hour worked by USW represented employees.

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

III.	If Republic chooses to stop participating in the SPT, Republic may be obliged to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

b.	VEBA Benefit Trust

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2020 and 2019, the Company recorded expenses of USD$ 0 and USD $ 1.1 million, respectively, related to this benefits plan.

For the years ended December 31, 2020, 2019 and 2018, Republic recorded combined expenses of USD$ 3.1 million, USD$ 3.6 and USD$ 3.0 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

c.	401(k) Plans

The Company has a 401(k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2020, 2019 and 2018 the Company recorded expense of USD$ 1.1 million, USD$ 1.1 million and USD$ 1.0 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

d.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. For the year ended December 2020 and 2019, the company does not make outlays, because the current year thresholds had not been achieved, USD $ 1.0 million of expense was recorded for the year ended December 31, 2018.

Republic has a profit-sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain profitability, inventory and shipments targets. In the year ended December 31, 2020, 2019 and 2018 the Company paid USD 0.0 million, USD $ 0.0 and USD $0.8 million respectively, under this plan.

15.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2020, 2019 and 2018 is as follows:

	2 0 2 0	2 0 1 9	2 0 1 8

Income tax of the year for Mexican companies	$1,460,057	$3,177,506	$67,745
Income tax year for foreign companies	370,860	301,263	444,104
Deferred tax for Mexican companies	(94,604)	12,978	408,141
Deferred tax for foreign companies	341,531	(215,473)	(167,528)
	$2,077,844	$3,276,274	$752,462

The amount of income tax of Mexican companies includes $554,435 and $2,323,662 in 2020 and 2019 respectively, which correspond to taxes and expenses of previous years, that were covered by several corporations of the Group; these taxes were determined by tax authorities, corresponding to fiscal years 2013 to 2017, which are indicated in Note 23 (j); The Companies that covered the taxes subscribed Reparatory Agreements with the Service of Tax Administration (SAT), in relation with the audits for fiscal years 2013 to 2017, with the objective of reaching a fair agreement and in that way solve the disputes that were in the Courts indicated in Note 23 (j). With the $554,435 amount were solved, totally, the disputes that were in the Courts with tax authorities mentioned in Note 23 (j).

During 2020 and 2019, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2 0 2 0	2 0 1 9	2 0 1 8

Expected benefit, expense	$1,462,776	$490,925	$1,308,828
Increase (decrease) as a result of:
Inflation effect, net	(139,134)	(417,960)	(114,419)
Impact of the nominal rate differences between the USA and Mexico	11,075	(23,368)	(35,914)
Benefit from utilization of tax loss carry-forwards and others (1)	16,173	(987,135)	(1,238,444)
Others, net (includes permanent items)	172,519	1,890,150	832,411
Income tax expense (2)	$1,523,409	$952,612	$752,462
Effective tax rate	31.24%	58.21%	17.92%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2020, 2019 and 2018, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

(2)	For the purpose of determining the effective tax rate, the payments corresponding to taxes from previous years and expenses that were paid by various group companies derived from repair agreements during 2020 and 2019 fiscal years were not considered within the income tax expense.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2020, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available
2011	2021	7,832,672	(1)
2012	2022	13
2013	2023	4,944
2014	2024	14,231
2015	2025	8,395
2016	2026	356,102
2017	2027	348,058
2018	2028	100,674
2019	2029	1,119,822
2020	2030	846,324
		$10,631,235

(1)	This amount includes $ 7,832,647 corresponding to a tax loss from the sale of shares which, according to the Income Tax Law, can only be applied against taxable profits on the sale of shares generated in the future.

As of December 31, 2020, Republic had USD$ 281.0 million of tax losses pending to amortize for federal tax purposes, of those USD $80.7 million are undefined and USD $200.3 million expire between 2033 and 2038; USD$ 313.6 million of tax losses for state and local purposes that expire between 2021 and 2040 and approximately USD$ 6.1 million of tax losses at the subsidiary located in Canada, which expire between 2032 and 2040.

As of December 31, 2020, and 2019, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had 203.346 million Brazilian Reals ($ 985 million of Mexican pesos) and 210.525 million Brazilian Reals ($ 1,025 million of Mexican pesos) respectively of tax losses pending to amortize for federal tax purposes, which do not have an expiration date.

As of December 31, 2020, Companhia Siderúrgica do Espirito Santo S.A., a subsidiary established in Brazil, had 6.082 million Brazilian Reals (94 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2 0 2 0	2 0 1 9

Deferred tax assets:
Allowance for doubtful accounts	$(61,536)	$(50,476)
Advances from customers	283,846	182,635

Deferred tax assets	222,310	132,159

Deferred tax liabilities:

Property, plant and equipment	3,321,941	3,159,719
Intangible assets from Grupo San	329,600	318,768
Provisions	202,407	30,641
Prepaid expenses	6,883	33,137

Total deferred liabilities	3,860,831	3,542,265

Deferred tax liabilities, net	$3,638,521	$3,410,106

16.	Stockholders’ equity

a.	Common stock as of December 31, 2020 and 2019, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2020, and 2019, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2020, a reserve was approved for $ 5,000,000 for the repurchase and placement of own shares, for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2020, and 2019, the Company held 34,465,803 and 33,729,926 shares in treasury, respectively, which amounted to $ 2,101,652 and $ 2,059,668, respectively. The resulting loss in 2020 for the purchase and sale of treasury shares amounted to $ 0 ( in 2019).

d.	At the Ordinary General Shareholders’ Meeting held on February 10, 2020, a Ps. 1,990 million dividend was approved from the net tax profit account for the profits generated until December 31, 2013, which was paid in full on March 10, 2020. For Income Tax purposes, based on section XXX of article nine of the transitory provisions of the Income Tax Law, the withholding will not be made as referred to in the second paragraph of article 140, and in sections I and IV of article 164 of the same law, since dividends decreed will be paid out from the tax utility account net of tax profits generated until December 31,2013. The Company has in the form of independent in other accounts of net tax income as of January 1, 2014, in the terms of article 77 of the Income Tax Law.

e.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2 0 2 0	2 0 1 9

Shares outstanding at beginning of year	466,141	466,919
Repurchase of capital shares, net	(2,898)	(2,940)
Shares outstanding at yearend	463,243	463,979

17.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. does not own 100% of the capital stock of all of its subsidiaries (99.41%). The non-controlling interest represents the equity in subsidiaries owned by minority shareholders, and is presented in the consolidated statements of financial position after the controlling interest. The consolidated statements of comprehensive income (loss) also show total net profit or loss for the year as well as for the net comprehensive income or loss for the year. Controlling and non-controlling interest portions are presented after the consolidated comprehensive earning of the year.

The table below shows the changes for the years ended December 31, 2020 and 2019:

	2 0 2 0	2 0 1 9

Balance at beginning of year	$24,800	$(323,369)
Share of profits and losses for the year	(105)	(3,949)
Share of translation effects of foreign subsidiaries	11,315	352,118
Balance at the end of the year	$36,010	$24,800

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2 0 2 0	2 0 1 9	2 0 1 8

Holding company
Interest expense	$-	$-	$7,346
Interest income	41,034	265,200	210,514

Management staff
Administrative services expenditures	199,488	23,548	23,494

Other related parties
Sales	188,082	249,560	20,375
Purchases	27,507	438,052	372,759
Direct short-term benefits (*)	90,562	106,631	90,600

(*) Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2 0 2 0	2 0 1 9
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$6,073	$-
Cá. Laminadora Vista Hermosa, S.A. de C.V.	611	-
Operadora compañía Mexicana de Tubos, S.A. de C.V.	848	-
Cía Tubos y Perfiles Monterrey, S.A. de C.V.	3,318	-
Operadora Perfiles Sigosa, S.A. de C.V.	3,452	-
Operadora Construalco, S.A. de C.V.	3,320	717
Operadora Industrial de Herramientas, S.A. de C.V.	411	38
Perfiles Comerciales Sigosa, S.A. de C.V.		2,250
Joist del Golfo, S.A. de C.V.	12,192	5,105
Ferrovisa, S.A.	17,762
Others	782	5,816
	$52,706	$13,925

	December 31,
	2 0 2 0	2 0 1 9
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$858,510	$780,989
Perfiles Comerciales Sigosa, S.A. de C.V.	150,233	142,268
	$1,008,743	$923,257
Total, long-term	$1,657,024	$1,571,538

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

At December 31, 2020, loans denominated in both USD and pesos, were outstanding from Industrias CH, S.A.B. de C.V.

In USD 24,400, equivalent to $506,354 Mx. Pesos, plus interest for $93,816, plus VAT of $14,279, resulting a total for $614,449 (as of December 31, 2019, the loan is equivalent to $479,368, plus interest of $61,978, plus VAT of $9,273, giving as a result, a total for $550,619); the interest rate agreed was TIIE plus a percentual point.

The loan in pesos for $186,752 plus interest of $49,404 plus the IVA of $7,905 for a balance of $244,061 (as of December 31, 2019 this amount, when to $186,752 plus interest of $37,602, plus VAT of $6,016 for a balance of $230,370). These granted loans in USD and pesos including interest amount to $858,510 as of December 31, 2019. ($780,989).

At December 31, 2020, there was a loan receivable from Perfiles Comerciales Sigosa, S.A. de C.V., including interests of $ 150,233 (USD $7,536,068), and a balance pending collection of $ 142,268, as of December 31, 2019.

	2 0 2 0	2 0 1 9
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$4,625	$1,853
Industrias CH, S.A.B. de C.V.	214,294	208,223
Perfiles Comeciales Sigosa, S.A. de C.V.	1,292	3,632
Holding Protel, S.A. de C.V.	251	251
Compañia Laminadora Vista Hermosa, S.A. de C.V.	1,404	1,904
Operadora Perfiles Sigosa, S.A. de C.V.	3,855	5,850
Operadora Pytsa Industrial, S.A. de C.V.	9,073	8,233
Comercializadora SIGOSA, S.A. de C.V.	102,067	0
Compañia Manufacturera de Tubos, S.A. de C.V.	7,377	9,631
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	6,287	0
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	634	-
Others	352	1,949
	$351,511	$241,526

The other accounts payable correspond to services and / or purchases of finished products according to their activity.

19.	Cost of sales and expenses by their nature

At the years ended at December 31, 2020, 2019 and 2018, the cost of sales and administration expenses consist of the following:

	2 0 2 0	2 0 1 9	2 0 1 8

Raw materials and consumables	$16,343,140	$16,411,788	$15,565,242
Electrical energy	2,820,667	3,303,640	2,536,387
Ferroalloys	1,617,352	2,137,671	1,973,586
Refractories	629,758	707,214	613,563

Oxygen	248,029	276,648	279,272
Electrodes	434,265	1,293,096	1,463,091
Gas and fuels	767,823	962,001	766,163
Labor	1,831,225	2,042,433	3,181,556
Operation materials	1,033,597	919,893	954,415
Depreciation and amortization	1,452,271	1,108,629	1,112,418
Maintenance	1,262,728	2,221,595	2,243,255
Other expenses	2,790,197	319,958	954,379
	$31,231,052	$31,704,566	$31,643,327

	2 0 2 0	2 0 1 9	2 0 1 8

Cost of sales	$29,211,724	$30,067,141	$30,563,315
Administrative expenses	2,019,328	1,637,425	1,080,012
	$31,231,052	$31,704,566	$31,643,327

20.	Other (income) expenses, net

The components of other income (expenses) net, in the years ended December 31, 2020, 2019 and 2018, are the following:

	2 0 2 0	2 0 1 9	2 0 1 8

Cancellation of balances	$0	$87,241	$786
Land treatments in Pacific Steel, Inc.	2,708	3,362	8,922
Attorney’s fees	0	54,520	0
Bad debt estimate	0	5,320	0
Other expenses	2,708	150,443	9,708

Sale of scrap	(232,157)	(3,182)	(9,865)
Recovery of losses	0	(6,397)	(6,405)
Update of balances in favor in taxes	(256,698)	0	(2,699)
Agreements with clients	(27,869)
Other income	(32,733)	(4,282)	(5,791)
Other income	(549,457)	(13,861)	(24,760)
Other (income) and other expenses, net	$(546,749)	$136,582	$(15,052)

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management – The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2 0 2 0		2 0 1 9

Short – term assets		$12,061,901		$11,176,625
Short – term liabilities		5,821,467		4,843,976

Net monetary asset position in foreign currency		$6,240,434		$6,332,649
Equivalent in U.S. Dollars (thousands)	USD$	313,036	USD$	335,545

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables – Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2 0 2 0	2 0 1 9

Bank loans credit lines:
Drawn balances	$350,000	$350,000
Undrawn balances	182,514	116,596
Available line balance	$167,486	$233,404

22.	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made mainly in Mexico and the United States of America. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the six Republic plants five of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada stopped operating in 2018. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2020
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$19,660,889	$5,549,781	$10,659,259	$		$35,869,314
Cost of sales	15,459,258	5,677,638	8,075,253			29,211,724

Gross profit (loss)	4,201,631	(127,857)	2,583,806			6,657,590
Administrative expenses	(1,117,817)	(240,726)	(660,785)			(2,019,328)
Other income (expenses), net	(52,605)	(505,946)	11,854			(546,749)
Interest income	107,604	222	0			107,826
Interest expense	(5,108)	(16,104)	(66,007)		33,473	(53,746)
Exchange rate gain (loss), net	483,822	(1,510)	1,096,416		(1,215,564)	363,164

Income (loss) before income taxes	2,755,145	123,001	748,744		1,249,037	4,875,927
Income taxes	1,747,568	118,926	211,350			2,077,844

Net income (loss) for the year	$1,007,577	$4,075	$537,394		$1,249,037	$2,798,083

Depreciation and amortization	$693,362	$332,186	$426,723			$1,452,271

Total assets	33,386,043	9,237,831	5,807,121		$(2,927,348)	45,503,647

Total liabilities	6,944,579	4,797,682	3,670,075		(2,927,348)	12,484,988

Acquisitions of property, plant and equipment	278,700	41,054	631,451			951,205

	Year ended December 31, 2019
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$18,530,672	$7,120,360	$8,520,169	$		$34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790			30,067,141

Gross profit (loss)	3,596,097	(632,416)	1,140,379			4,104,060
Administrative expenses	848,495	267,756	521,174			1,637,425
Other income (expenses), net	175,412	(71,324)	32,494			136,582
Interest income	145,729	266	0			145,995
Interest expense	3,438	(84,621)	(110,919)		137,053	(55,049)
Exchange rate gain (loss), net	628,044	(2,745)	177,314		(18,030)	784,583

Income (loss) before income taxes	2,093,313	(910,458)	298,478		155,083	1,636,416
Income taxes	3,505,015	(236,598)	7,857			3,276,274

Net income (loss) for the year	$(1,411,702)	$(673,860)	$290,621		$155,083	$(1,639,858)

Depreciation and amortization	$577,048	$260,760	$270,821		$1,108,629

Total assets	32,935,743	8,419,771	6,002,701	$(3,343,456)	44,014,759

Total liabilities	7,253,713	4,219,817	3,274,908	(3,343,456)	11,404,982

Acquisitions of property, plant and equipment	785,818	278,467	207,135		1,271,420

	Year ended December 31, 2018
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$20,507,794	$9,246,444	$5,924,015	$		$35,678,253
Cost of sales	15,715,761	9,294,352	5,553,202			30,563,315

Gross profit (loss)	4,792,033	(47,908)	370,813			5,114,938
Administrative expenses	592,218	267,905	219,889			1,080,012
Other income (expenses), net	11,367	3,685				15,052
Interest income	307,279	5,542				312,821
Interest expense	52,226	(99,985)	(103,141)		134,389	(16,511)
Exchange rate gain (loss), net	445,289	7,522	(602,747)		3,040	(146,896)

Income (loss) before income taxes	5,015,976	(399,049)	(554,964)		137,429	4,199,392
Income taxes	905,482	7,145	(160,165)			752,462

Net income (loss) for the year	$4,110,494	$(406,194)	$(394,799)		$137,429	$3,446,930

Depreciation and amortization	$587,407	$268,635	$256,376			$1,112,418

Total assets	40,617,874	10,181,967	6,733,362		$(8,679,380)	48,853,823

Total liabilities	8,458,465	10,815,692	2,750,043		(8,679,380)	13,344,820

Acquisitions of property, plant and equipment	1,552,587	433,154	8,724			1,994,465

Information on products:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Light structural	$1,529,216	$1,396,632	$1,654,720
Structural	3,677,441	3,304,178	2,441,079
Bars	2,061,053	2,220,264	1,575,291
Rebar	14,081,399	12,370,490	12,363,530
Flat rebar	1,851,960	1,833,576	2,271,347
Hot rolled bars	7,548,939	8,226,613	9,549,286
Cold drawn bars	2,139,938	3,102,544	3,779,385
Others	2,989,368	1,716,904	2,043,615
	$35,879,314	$34,171,201	$35,678,253

Information about geographical areas:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Mexico	$18,122,828	$17,873,633	$20,421,529
USA	6,555,642	7,544,078	8,975,585
Brazil	10,608,151	8,500,592	5,932,297
Canada	311,761	175,686	267,606
Latin America	253,096	60,672	60,578
Other (Europe and Asia)	17,836	16,540	20,658
	$35,869,314	$34,171,201	$35,678,253

Revenues are recognized at a specific time to direct customers, when control has been transferred and there is no performance obligation included that could affect the acceptance of the product by the customer.

23.	Contingencies

As of December 31, 2020, the Company has the following contingencies:

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, the Mexicali plant began the process of importing non-RCRA soil for final disposal in a secure landfill based in Nuevo Leon State. This landfill is deposited after the separation of the metal content, which is used as raw material in the melting process. PS has completed the shipment of non-RCRA soil for final disposal in Nuevo Leon State.

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

- After eliminating the soil pile of RCRA, the Company should take samples of the floor in which it was located. Samples were taken and the results indicate that the floor had pollution levels that exceeded the limits established by Government. In April 7, 2016, the General Prosecutor and the DTSC required that the Company would turn over the floor ten feet wide and two feet down in the perimeter of the area in which was located the soil pile RCRA and to dispose it in an approved confinement. In turn, PS convinced to DTSC to reach a Turnpike Agreement at august 10, for which would be paid during two years (up to August 10, 2018) the Agreement was extended, as of August 10, 2018, for a two years additional period, in force up to August 10, 2020. These Agreement had another extension, in force up to August 10, 2021.

- The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004.

On May 29, 2019, the company presented a proposal to the DTSC, to carry out a work plan in March 2020, the DTSC has agreed tentatively, with that proposal or work plan.

In September 2020, PS informed the DTSC that it had been significantly affected by the COVID pandemic and the corresponding economic downturn, although it was still committed to the application of a work plan from IM, it required implementation efforts to be put on hold. Such deployment is in hold as of this date.

PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. To date, it is unclear what the appropriate remedy to implement at the PS site will be, when the CMS will be completed, how long remediation will take, and how much it will cost.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.5 million and USD$ 2.6 million were recorded as of December 31, 2020 and 2019, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2020, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.5 million, (USD$ 1.0 million and USD$ 1.6 million in 2018), respectively, are included in accounts payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in the United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which demands the payment of USD $ 1.4 million plus expenses, for additional costs incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. On February 26, 2020 the arbitrators sentenced our companies to individual and joint payments of various amounts and in different currencies. In March 2021, the matter was settled through the payment of USD $450,0003.

j.	During the year 2018 Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018, the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to $ 5,880 million. During the 2020 and 2019 financial year, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned years for an amount of $554.4 million and $2,323.7 million. All lawsuits regarding the tax credits were settled, the amount was $5,880 million.

k.	Related to Republic Steel’s audits of GST for the periods 2015-2016 and 2017-2018 made by the Canadian Revenue Agency (CRA), amounts of USD $4,178,517 plus interest for the period 2015-2016 and USD $6,372,306 plus interest for the period 2017-2018 were determined by the CRA. The Company presented a notice of objection for the 2015-2016 period on September 2018 and another for the 2017-2018 period on March 2021. As of March 19, 2021 all information was provided and we are expecting the final assessment.

l.	In connection with a sales and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016. The Company does not agree with the evaluation in its entirety and has filed a Reevaluation Petition on January 30, 2017 appealing the assessment to the Ohio Board of Tax Appeals. As of May 27, 2020, no resolution has been obtained on this appeal. The Company also received a notification of appraisal at December 11, 2020, for $1,631,827 (including interest for $339,885, which covers the period from January 1st, 2014 to September 30, 2018, The Company neither agreed with the appraisal in its whole, for the same reasons and it has presented an appeal before the Board of Tax Appeals of Ohio. At March 2021, no resolution on any of these appeals have not been obtained.

m.	Related to Republic Steel’s audits of GST for the periods 2015-2016 and 2017-2018 made by the Canadian Revenue Agency (CRA), Amounts of USD $4,178,517 plus interest for the period 2015-2016 and USD $6,372,306 plus interest for the period 2017-2018 were determined by the CRA. The Company presented a notice of objection for the 2015-2016 period on September 2018 and another for the 2017-2018 period on March 2021. As of march 19, 2021 all information was provided and we are expecting the final assessment.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2019 or 2018 that recognizes the evaluation or any estimated amount of liquidation.

24.	Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600 thousand metric tons of liquid steel per year and 450 thousand metric tons of rolled steel products. This plant has in 2020 and 2019 more than 800 and 500 employees, respectively, and can produce rod and light structural profiles. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espírito Santo on a land of more than 1,200,000 square meters.

The Itauna unit has an installed capacity to produce 120,000 metric tons per year of steel laminate products and can manufacture light structural profiles and rods. The plant is located in the city of Itauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte and in 2020 and 2019 has114 and 94 employees. The factory was leased under a contract expiring in August 2020. After its expiration, the plant was acquired.

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2020, 2019 and 2018, rental expenses relating to operating leases amounted to USD$ 0.1 million, USD$ 0.7 million, and USD$ 0.5 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, The Company reached a contract with EnerNOC, which allows Republic to receive payments for reduction in the electric energy consumption during a term declared by PJM Interconnection as an Emergency. The contract is for 5 years starting at January 31, 2013 and concluded atMay 31, 2018. At that date, the Agreement was extended up to May 31, 2021.The Company recognized an income, for this contract in 2929 and 2019 for USD $ 1.1 million and USD $ 1.8 million, respectively.

d.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.3 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, starting the supply in 2019. All payments with monthly maturity are made 6 days after the month end closing. The contract ended in February 2020.

e.	On February 22, 2018, the contract was signed with Primental Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. From January 2021, flat bars are being produced. As of today, some adjustments are being made to start the production of rebar in May 2021, and light structures in June 2021. Naturally, the COVID pandemic delayed significantly the process. USD $24 million from budget has already been spent.

f.	In order to maintain and increase the continuity and quality of the electricity supply in all the Group’s plants, the scheme change from Basic Supply (SSB) to the Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires the modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, it seeks to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than those current. The estimated cost of this project is USD $ 1 million 850 thousand dollars and is expected to culminate in the month of November 2021.

g.	In the program execution to remedy the breach of the requirement to keep placed between the investing public of at least 12% of the shares representing the Capital Stock of our issuer, presented to the Market Surveillance Directorate of the Bolsa Mexicana de Valores, S.A. de C.V., on August 27, 2019, the placing of sufficient shares on the markets to exceed that minimum percentage of shareholding is in process.

25. Subsequent events

Our company actively conducts ongoing reviews of our commercial practices in Mexico and other countries to avoid, as much as possible, the imposition of tariff rates on our products. On January 16, 2020, a preliminary tariff of 6.75% was imposed on our corrugated rod exports to the United States of America. After the review from their Department of Commerce (DOC), the tariff was reduced to 1.46%. after the review from the Department of Commerce (DOC), the Company did not participate in the period of November 1, 2018 to October 31, 2019, Therefore, it is subject to the dumping rate set in November 2021 for most Mexican companies.

Risks Related to Global Economic Conditions

The outbreak of COVID-19 and disruptions in the steel industry have had, and are expected to continue to have, an adverse effect on our results of operations, financial condition and cash flows.

The ongoing global pandemic resulting from the spread of COVID-19 has had a significant effect on economies, businesses and individuals around the world. Efforts by governments around the world, including in the U.S. and Mexico, to contain COVID-19 have involved, among other things, border closings and other significant travel restrictions; mandatory stay-at-home and work-from-home orders; mandatory business closures; public gathering limitations; and prolonged quarantines. These efforts and other governmental, business and individual responses to the COVID-19 pandemic have led to significant disruptions to commerce, supply chains, credit losses, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term effects of COVID-19 on the domestic and international economy and on public health. Global steel production has been and will continue to be affected by volatility in the market due to the ongoing COVID-19 pandemic and uncertainty remains around the extent and duration of the pandemic, the emergence of new and more contagious variants of the virus and the effectiveness of vaccine programs. We expect steel consumption in the automotive and construction industries to be lower due to delays and reduced demand for steel products in North

America and globally. These developments and other consequences of the COVID-19 outbreak have and could continue to materially adversely affect our results of operations, financial condition and cash flows.

On March 31, 2020, the Mexican Ministry of Health published an Administrative Ruling setting out certain “Essential Activities” that may continue to operate during the national state of sanitary emergency. In accordance with the Administrative Ruling and the Ministry of Health’s Technical Guidelines issued on April 6, 2020, we have determined that our business qualifieds within the defined “Essential Activity” list. Similarly, the U.S. Department of Homeland Security guidance has identified our business as a critical infrastructure industry, essential to the economic prosperity, security and continuity of the United States. While restrictions continue to relax, we cannot predict the impact of future government measures on our business during the course of the ongoing pandemic. However, Although we continued to operate during 2020, we have experienced, and are likely to continue to experience, significant reductions in demand and supply chain disruption. For example, the automotive industry, which is one of our significant end markets, has been experiencing a significant amount of disruption at a time of declining demand, resulting in a decline in profitability. We also may experience disruptions to our operations resulting from changes in government policy or guidance, including restrictions put in place to reduce the rate of infections and hospitalizations; quarantines of employees, customers and suppliers in areas affected by the COVID-19 outbreak; and closures of businesses or manufacturing facilities that are critical to our business or our supply chain.

The ongoing COVID-19 pandemic could also adversely affect our liquidity and ability to raise additional capital. Uncertainty regarding the duration of the COVID-19 pandemic and disruptions to the steel industry may, for example, adversely affect our ability to raise additional capital, or require additional capital, or require additional reductions in capital expenditures that are otherwise needed, to support working capital or continuation of our growth strategy. Additionally, government stimulus programs may not be available to us, our customers or our suppliers, or may prove to be ineffective. If we are unable to access additional capital at the levels we require, or the cost of credit is greater than expected, it could materially adversely affect our operating results.

The ongoing COVID-19 pandemic could negatively affect our internal controls over financial reporting as a portion of our workforce is continues to be required to work from home and, therefore, new processes, procedures, and controls could be required to respond to changes in our business environment.

We may be susceptible to increased litigation related to, among other things, the financial effects of the COVID-19 pandemic on our business, our ability to meet contractual obligations due to the COVID-19 pandemic, employment practices or policies adopted during the health crisis, or litigation related to individuals contracting COVID-19 as result of alleged exposures on Company premises.

In addition, the COVID-19 outbreak has continues to significantly increased economic and demand uncertainty. The current outbreak and continued spread of COVID-19 and the emergence of new and more contagious variants could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. Global activity levels started to improve during the second half of 2020; however, the full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain, differs from country to country and will ultimately depend on future developments which cannot be predicted at this time, including, but not limited to, the duration and scope of the restrictions put in place in different locations to reduce the rate of infections and hospitalizations, the development and spread of variants of COVID-19 and the effectiveness of vaccines as new variants of COVID-19 appear and spread the duration, severity, speed and scope of the outbreak, levels of unemployment, the length of time required for demand to return and normal economic and operating conditions to resume. While some restrictions were lifted in the second and third quarters of 2020, new restrictions were implemented in the fourth quarter of 2020 due to second waves and are expected to continue or to be implemented in the first part of 2021 and it is currently impossible to We cannot predict whether restrictions will be further relaxed, reinstated or made more stringent.

26.	Consolidated financial statements issuance

These consolidated financial statements have been issued on May 14, 2021 by Ing. Rufino Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Director.