Form 20-F
period 2021-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2022-05-18
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Series B Common Stock — 462,580,731 shares as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

References in this annual report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico. References in this annual report to “real” are to the lawful currency of Brazil. References to “tons” in this annual report refer to tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in pesos.

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished into round square, or hexagonal steel bars that generally contain higher proportions of alloys than lower quality grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 20.5157 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2021. On May 17, 2022, the interbank transactions rate for the peso was Ps. 20.1443 per U.S.$1.00.

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our series B shares and ADSs involves a high degree of risk. You should consider carefully the following risks, as well as all the other information presented in this annual report, before making an investment decision. Any of the following risks, if they were to occur, could materially and adversely affect our business, results of operations, prospects and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially and adversely affect our business, results of operations, prospects and financial condition. In either event, the market price of our series B shares and ADSs could decline significantly, and you could lose all or substantially all of your investment.

Risks Related to Our Business

Our results of operations are significantly influenced by the cyclical nature of the steel industry.

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. Steel prices are sensitive to macroeconomic fluctuations in the global economy, and substantial price decreases during periods of economic weakness have not always been offset by price increases during periods of economic strength. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity relative to local demand. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. During 2019 and 2020, global steel prices decreased, a trend which accelerated due to the global COVID-19 pandemic. In 2021, global steel prices increased significantly after a global economic recovery. We cannot give you any assurance as to prices of steel in the future.

The U.S. economy has experienced a strong recovery from the conditions experienced at the onset of the COVID-19 pandemic, but new variants of COVID-19 and the continued abatement of the COVID-19 pandemic, labor shortages, supply chain disruptions, new or proposed legislation related to governmental spending, inflation and increases in interest rates have impacted, and will continue to impact, economic growth. Even with this economic recovery, challenges from global production overcapacity in the steel industry and ongoing uncertainties, both in the United States and in other regions of the world, remain. We are unable to predict with certainty the duration of current economic conditions or the magnitude and timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

The COVID-19 pandemic, as well as similar epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to risks associated with pandemics, epidemics and other public health emergencies, such as the ongoing COVID-19 pandemic which spread from China to many other countries including the United States. The COVID-19 pandemic has had and may have further negative impacts on our operations, supply chain, transportation networks and customers, which may compress our margins or impact demand for our steel products, including as a result of preventative and precautionary measures that we, other businesses and governments have taken or may take in the future. The COVID-19 pandemic and governmental actions in response have adversely affected the economies of many countries and caused periodic disruption to and increased volatility in financial markets. The progression of the COVID-19 pandemic, including due to new variants of COVID-19, could also negatively impact our business or results of operations through the temporary closure of our operating facilities or those of our customers or suppliers.

In addition, the ability of our employees, our suppliers’ and customers’ employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. Our customers may be directly impacted by business interruptions or weak market conditions and may not be willing or able to fulfill their contractual obligations. Furthermore, the progression of and global response to the COVID-19 pandemic has caused and increased the risk of further delays in construction activities and equipment deliveries related to our capital projects, including potential delays in obtaining permits from government agencies, as well as changes in the prices and availability of labor and equipment for capital projects. The extent of such delays and other effects of COVID-19 on our capital projects, certain of which are outside of our control, is unknown, but they could impact or delay the timing of anticipated benefits on capital projects.

The extent to which COVID-19 may adversely impact our business depends on future developments, which are highly uncertain and unpredictable, including new variants of the virus, information concerning the severity of the pandemic, the adoption rate of vaccines, and the effectiveness of actions globally to contain or mitigate the effects of the pandemic. The current level of uncertainty over the economic and operational impacts of COVID-19 means the related financial impact cannot be reasonably estimated at this time.

We may not be able to pass along price increases for raw materials to our customers to compensate for fluctuations in price and supply.

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2017 increased approximately 31%, in 2018 increased approximately 19%, in 2019 decreased approximately 20%, in 2020 increased approximately 9% and increased approximately 62.6% in 2021; while prices of ferroalloys in 2017 increased approximately 22%, in 2018 increased approximately 10%, in 2019 increased approximately 1%, in 2020 decreased approximately 20%, and in 2021 increased approximately 32.9%. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Energy costs constitute a significant component of our costs of operations. Our energy cost was 10.6% of our manufacturing costs for 2021 compared to 11.1% for 2020, 14.3% for 2019, 12.4% for 2018, and 13.1% for 2017, 13.5%. Our energy costs are driven by the dependence of our production processes on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 22% in 2017, in 2018 increased approximately 14%, in 2019 increased approximately 1%, in 2020 decreased approximately 9.8% and in 2021 increased approximately 2.8%; and prices for natural gas increased approximately 22% in 2017, increased approximately 28% in 2018 and increased approximately 1.8% in 2019, decreased approximately 18% in 2020 and increased approximately 37% in 2021.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In accordance with the energy reform in Mexico, the Republic’s Congress approved the Law of the Electricity Industry and the Regulation of the Law of the Electricity Industry, which regulate some articles of the Constitution of the United Mexican States and have the purpose of regulating the planning and control of the National Electric System (SEN), the Public Service of Transmission and Distribution (T&D) of electric energy and other activities of the electric industry. The Mexican State will establish and execute the policies, regulation and surveillance of the electricity industry through the Secretary of Energy (SENER), which is empowered to establish, conduct and coordinate the country’s energy policies in matters of electricity, direct the process of planning and preparation of the SEN development program, establishing the criteria for granting Clean Energy Certificates, monitoring the operation of the Wholesale Electricity Market (the Market) and the determinations of the National Center for Energy Control (CENACE), among others. The Energy Regulatory Commission (CRE) is empowered to grant qualified user generation permits, among others, to determine the consideration methodologies applicable to Exempt Generators, to issue and apply the tariff regulation to which the T&D, the operation of the Providers of Basic Services, the operation of CENACE and Related Services not included in the Market, as well as the final rates of the Basic Supply that are not determined by the Federal Executive, authorize the contract models that CENACE enters into with Market Participants , among others. In the United States of America, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States of America, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States of America and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States of America, as appropriate. As of December 31, 2021, we have not entered into derivative financial instruments in Mexico, the United States of America or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

A number of our competitors in Mexico, the United States of America, Brazil and Canada have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, the United States of America and Brazil, we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

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

As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately 60% of the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market, could cause a sizable increase in the volume of Chinese steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including us.

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

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico, the United States of America, Canada and Brazil. Acquisitions involve special risks, in addition to those described above, that could adversely affect our business, financial condition and results of operations, including the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.

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

One significant source of trade restrictions results from the imposition of “antidumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether prevent exports to relevant markets. For example, in October 2014, the United States of America International Trade Commission (USITC) determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bars from Mexico that are sold in the United States of America at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, including Simec. On June 8, 2017, the United States of America International Trade Commission (USITC) issued a final resolution in our favor, determining that the tariff is 0%. On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate is being challenged by our lawyers. As of May 11, 2022, our lawyers state that the dispute is in its early stage and no outcome is possibly predicted.

Many of our products are subject to existing duties, tariffs, anti-dumping duties and quotas that may limit the quantity of some types of goods that we import into the United States of America. Furthermore, certain of our competitors may be better positioned than us to withstand or react to border taxes, tariffs or other restrictions on global trade and as a result we may lose market share to such competitors. Due to broad uncertainty regarding the timing, content and extent of any regulatory changes in the U.S. or elsewhere, we cannot predict the impact, if any, that these changes could have to our business, financial condition and results of operations. See “Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.”

We and our auditors identified material weaknesses in our internal controls over financial reporting from 2017 through 2021, which resulted in our conducting a thorough review and implementing remedial measures in 2019, 2020 and 2021

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2019, 2020 and 2021, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

For details about our internal control deficiencies and remediation, see Items 15.B. “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C. “Attestation Report of the Independent Registered Public Accounting Firms” and 15.D. “Changes in Internal Control over Financial Reporting.”

The operation of our facilities depends on good labor relations with our employees.

As of December 31, 2021, approximately 87% of our non-Mexican and 48% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States of America are concentrated and could be significantly reduced if one of our major customers reduced its purchases of our products or was unable to fulfill its financial obligations to us.

Our sales in the United States of America are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2021, 2020, 2019, 2018, and 2017, sales to our ten largest customers in the United States of America accounted for approximately 66.6%, 68%, 65%, 68.4% and 68.7% of our consolidated revenues in the United States of America, respectively, and approximately 14.8%, 15.5%, 20.8%, 13.8% and 17.7% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

We have not obtained insurance against all risks, and do not maintain insurance covering losses resulting from catastrophes or business interruptions (such as interruptions attributable to the COVID-19 pandemic). In the event we are not able to quickly and cost-effectively remedy problems creating any significant interruption of our manufacturing capabilities, our operations could be adversely affected. In addition, in the event any of our plants were destroyed or significantly damaged or their production capabilities otherwise significantly decreased, we would likely suffer significant losses, and capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our profitability, liquidity and financial condition.

If we are unable to obtain or maintain quality and environmental management certifications for our facilities, we may lose existing customers and fail to attract new customers.

Most of our automotive parts customers in Mexico and the United States of America require that we have ISO 9001, TS 16949 and ISO 14001 certifications. All of the Mexican and U.S. facilities that sell to automotive parts customers are currently certified, as required. If the foregoing certifications are canceled, approvals are withdrawn or necessary additional standards are not obtained in a timely fashion, our ability to continue to serve our targeted market, retain our customers or attract new customers may be impaired. For example, our failure to maintain these certifications could cause customers to refuse shipments, which could materially and adversely affect our revenues and results of operations. We cannot assure you that we will be able to maintain these required certifications.

In the SBQ steel market, all participants must satisfy quality audits and obtain certifications in order to obtain the status of “approved supplier.” The automotive industry has put these stringent conditions in place for the production of auto parts to assure vehicle quality and safety. We currently are an approved supplier for our automotive parts customers. Maintaining these certifications is key to preserving our market share, because they can be a barrier to entry in the SBQ steel market, and we cannot assure you that we will be able to do so.

Failure to comply with environmental laws and regulations may result in fines, penalties or other significant liabilities or prevent us from operating our facilities.

Our operations are subject to a broad range of environmental laws and regulations governing our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States of America have been subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in the United States of America and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States of America, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. The United States of America is also a member of the Paris Agreement.

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

We depend on our senior management and their unique knowledge of our business and of the SBQ steel industry, and we may not be able to replace key executives if they leave.

We depend on the performance of our executive officers and key employees. Our senior management has significant experience in the steel industry, and the loss of any member of senior management or our inability to attract and retain additional senior management could materially and adversely affect our business, results of operations, prospects and financial condition. We believe that the SBQ steel market is a niche market where specific industry experience is key to success. We depend on the knowledge of our business and the SBQ steel industry of our senior management team. In addition, we attribute much of the success of our growth strategy to our ability to retain most of the key senior management personnel of the companies and businesses that we have acquired. Competition for qualified personnel is significant, and we may not be able to find replacements with sufficient knowledge of, and experience in, the SBQ steel industry for our existing senior management or any of these individuals if their services are no longer available. Our business could be adversely affected if we cannot attract or retain senior management or other necessary personnel.

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

Risks Related to Global Economic Conditions

Global economic conditions, like the recent financial crisis and the Russian invasion of Ukraine, are expected to continue to have an adverse effect on our results of operations, financial condition and cash flows.

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

The ongoing COVID-19 pandemic could negatively affect our internal controls over financial reporting as a portion of our workforce could be required to work from home and, therefore, new processes, procedures, and controls could be required to respond to changes in our business environment.

In addition, the COVID-19 outbreak continues to significantly increase economic and demand uncertainty. The current outbreak and continued spread of COVID-19 and the emergence of new and more contagious variants could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. Global activity levels started to improve during the second half of 2020; however, the full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain, differs from country to country and will ultimately depend on future developments which cannot be predicted at this time, including the duration and scope of the restrictions put in place in different locations to reduce the rate of infections and hospitalizations, the development and spread of variants of COVID-19 and the effectiveness of vaccines as new variants of COVID-19 appear and spread, levels of unemployment, the length of time required for demand to return and normal economic and operating conditions to resume. While some restrictions were lifted in the second and third quarters of 2020, new restrictions were implemented in the fourth quarter of 2020 due to second wave and new restrictions were implemented in the first part and last quarter of 2021. We cannot predict whether restrictions will be further relaxed, reinstated or made more stringent. The effects of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this Item 3.D. “Risk Factors.”

Global economic conditions, such as the financial crisis and economic recession relating to the COVID-19 pandemic and the Russian invasion of Ukraine have in the past, and may continue to, significantly impact our business.

The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors due to the global pandemic has reduced demand for steel products in North America and globally. These economic conditions significantly impacted, and will continue to significantly impact, our business and results of operations. Although the reasons mentioned before, demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree in 2021. On February 24, 2022, Russia invaded Ukraine, which, due to geopolitical reasons, increased the uncertainty and could delayed the global economic recovery. If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession and have recently exhibited reduced demand for steel products due to the ongoing financial recession. As a result, our operating levels in recent years declined compared to pre-recession levels. In 2017 there was a slight increase in sales to the automotive industry compared to 2016, in 2018 we experienced a slight decrease in our sales to the automotive industry compared to 2017 and in 2020 and 2019 we experienced a decrease in our sales to the automotive industry compared to 2018. We experienced a rise in net sales of our SBQ steel of 17% in 2021 compared to 2020.

Moreover, if the global economic downturn continues for a prolonged period, or a new global financial crisis occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers face similar risks. The decrease in available credit may increase the risk default of our clients and that our suppliers might delay the raw materials delivery. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Finally, if global economic conditions continue to deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

Because a significant portion of our sales are to the automotive industry, a decrease in automotive manufacturing could reduce our cash flows and adversely affect our results of operations.

Direct sales of our products to automotive assemblers and manufacturers accounted for approximately 37% of our net sales of our SBQ steel products in 2021. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. Any reduction in vehicles manufactured in North America, the principal market for our SBQ steel products, has had and will continue to have an adverse effect on our results of operations. We also sell to independent forgers, components suppliers and steel service centers, all of which sell to the automotive market as well as other markets. Developments affecting the North American automotive industry, may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The Mexican economy, as measured by gross domestic product, was growing until 2019: growing 2% in 2017 and 2018 by 2%, contracted by 0.1% in 2019, contracted by 8.5% in 2020 and grew by 5% in 2021(according to figures of the Instituto Nacional de Estadística y Geografía (INEGI)). Mexico has historically experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

The peso historically has been subject to significant depreciation against the U.S. dollar. Depreciation of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of a portion of the raw materials we require for production and any debt obligations denominated in U.S. dollars, and thereby may negatively affect our results of operations. The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board, during this period the exchange rate registered a low of Ps. 9.91 to U.S.$1.00 on August 5, 2008, and a high of Ps. 21.89 to U.S.$1.00 on January 19, 2017. In 2018, the exchange rate registered a low of Ps.17.98 to U.S. $1.00 and a high of Ps.20.72 to U.S. $1.00. In 2019, the exchange rate registered a low of Ps. 18.76 to U.S.$1.00 and a high of Ps. 20.12 to U.S.$1.00. In 2020, the exchange rate registered a low of Ps. 18.57 to U.S.$1.00 and a high of Ps. 24.86 to U.S.$1.00. In 2021, the exchange rate registered a low of Ps.19.58 to U.S. $1.00 and a high of Ps. 21.82.

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

On February 17, 2016, the Mexican Central Bank increased the reference rate from 3.25% to 3.75%, and has been increasing the reference rate regularly since then, up to 8.25% in March 2019, then back down to 4% as of April 23, 2021. The reference rate was increased to 6.5% on March 25, 2022. We cannot assure you that, as a result of future increases by U.S. Federal Reserve of the target range for the federal funds rate in the United States of America, the Mexican economy or the value of securities issued by Mexican companies will not be affected, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. However, as of January 1, 2008, the Mexican economy in a non-inflationary environment given the low inflation rates of recent years. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 6.8% for 2017, 4.8% for 2018, 2.8% for 2019, 3.2% for 2020 and 7.4% for 2021. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.

The Mexican economy and the market value of Mexican companies may be, to varying degrees, affected by economic and market conditions globally, in other emerging market countries and major trading partners, in particular the United States of America. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. In recent years, for example, prices of both Mexican debt securities and equity securities decreased substantially as a result of developments in Russia, Asia, Europe and Brazil. Also, credit issues in the United States of America have in the past resulted in significant fluctuations in global financial markets, including Mexico.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States of America and Canada as a result of the Tratado entre Mexico, Estados Unidos y Canada (TMEC) or the United States of America, Mexico and Canada Agreement (USMCA) which entered into effect on July 1, 2020; increased economic activity between the three countries, and the remittance of funds from Mexican immigrants working in the United States of America to Mexican residents. Adverse economic conditions in the US, changes to the TMEC and other related events could have and adverse effect on the Mexican economy. We cannot assure that events in other countries, the United States of America or another event could negatively impact our financial situation.

Moreover, the financial recession originated by the effects to stop the COVID-19 pandemic, the recent confrontation between the United States of America and China and the negative effect on the worldwide markets due to the recent Russian invasion of Ukraine, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States of America or elsewhere will not adversely affect our financial performance.

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

Mexico has different corporate disclosure and accounting standards than those in the United States of America and other countries.

A principal objective of the securities laws of the United States of America, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States of America. The disclosure standards imposed by the Mexican Stock Exchange may be different than those imposed by securities exchanges in other countries or regions such as the United States of America. As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company.

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

Risks Related to Ownership of our ADRs

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer whose ADRs are listed on the NYSE American, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NYSE American. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. See Item 10.B “Memorandum and Articles of Association”.

The market price of our ADRs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADRs to decrease and could cause you to lose some or all of your investment in our ADRs.

The stock market in general and the market prices of the ADRs on NYSE American, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2022, the market price of our ADRs fluctuated from a high of $30.50 per ADR to a low of $24.11 per ADR, and the price of our ADRs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

●	announcements of new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, joint ventures or capital commitments;

●	the developments of the businesses and projects of our various subsidiaries;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of the products we sell;

●	the volatility of market prices for shares of companies with whom we compete;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by us;

●	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

●	fluctuations in the share price of our publicly traded subsidiaries;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our securities and result in substantial losses by our investors.

Our controlling shareholder, Industrias CH, S.A.B. de C.V. (“Industrias CH”), is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

Industrias CH, which is controlled by the chairman of our board of directors, Rufino Vigil González, owns approximately 54% of our shares as of April 25, 2022. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the ADSs.

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

Historically, we have engaged in a number and variety of transactions with our affiliates, including entities that Industrias CH owns or controls. While we believe that these transactions were made on terms that were not less favorable to us than those obtainable on an arm’s-length basis, there was no independent determination of that fact. We expect that in the future we will continue to enter into transactions with our affiliates, and some of these transactions may be significant. See Item 7.B “Related Party Transactions.”

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access the capital markets.

The listing standards of the NYSE American provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NYSE American, the ADSs may be delisted. If the ADSs are delisted, it could reduce the price of the ADSs and the levels of liquidity available to our shareholders. In addition, the delisting of the ADSs could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of the ADSs could materially and adversely affect our ability to raise capital. Delisting from the NYSE American could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

Item 4. Information on the Company

A. History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States of America, Mexico and Brazil. We believe that, in 2017, 2018, 2019, 2020 and 2021, we were an important producer of SBQ products in both the United States of America and Mexico, in each case in terms of shipped volume. We also believe that in 2017, 2018, 2019, 2020 and 2021, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

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

In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. Industrias CH currently owns 0.59% of the capital stock, and Grupo Simec the remaining 99.41%.

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

On May 1, 2018, Grupo Simec, S.A.B de C.V. entered into a contract with Arcelor Mittal Brasil, S.A. for the acquisition of the steel products plants of Cariacica, in Espíritu Santo, and the transfer of the lease contract and subsequent purchase for the plant in Itauna, in Minas Gerais, both in Brazil. The production capacity of the Cariacica plant is 600,000 tons of liquid steel per year and 348,000 tons of rolled steel products per year and the production capacity of the Itauna plant is 120,000 tons of rolled steel products per year.

On January 1, 2019, Grupo Simec, S.A.B. de C.V. increased its equity position to 99.41% in SimRep Corporation, by acquiring 83,862 ordinary shares, priced at U.S.$3.454 each, as repayment of outstanding debt, for a total subscription of U.S.$290 million.

On June 11, 2021, the fixed assets of a wire production plant in Silao, Guanajuato, were purchased; which is operated by CHQ Wire México, S.A. de C.V. (formerly Malla San 1, S.A. de C.V.).

In 2021, a turnkey contract was signed between Republic and GV Do Brasil, for the construction of a plant in Pindamonghagaba. This project has an assigned budget of 200 million dollars.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2022 will be approximately Ps. 56.412.7 million (U.S.$2,749.7 million), which consists of Ps. 335.4 million (U.S.$15.6 million) of estimated capital expenditures in our Republic facilities, Ps. 8.3 million (U.S.$0.4 million) consisting of capital expenditures in our facilities in Mexico and Ps. 56,069 million (U.S.$2,733.0 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2022 may differ significantly from such estimate.

In 2021, we spent Ps. 119.1 million (U.S.$5.54 million) on capital investments for Republic’s facilities. We spent Ps. 1,079.6 million (U.S.$52.6 million) on capital improvements at our facilities in Mexico, including Ps. 420 million (U.S.$20.5 million) at the Apizaco facility, Ps. 428.3 million (U.S.$20.9 million) at the Mexicali facility, Ps. 3 million (U.S.$0.1 million) at the Guadalajara facility, and Ps. 200 million (U.S.$9.7 million) at the San Luis facilities.

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

In 2019, we spent Ps. 278.5 million (U.S.$14.7 million) on capital investments for Republic’s facilities, including Ps. 47.9 million (U.S.$2.5 million) at the Lorain, Ohio facility, Ps. 44.1 million (U.S.$2.3 million) at the Lackawanna, New York facility, Ps. 162.1 million (U.S.$8.6 million) at the Canton, Ohio facility, Ps. 20.5 million (U.S.$1.1 million) at the Solon, Ohio facility, and Ps. 3.9 million (U.S.$0.2 million) at the Massillon, Ohio facility. We spent Ps. 785.8 million (U.S.$41.6 million) on capital improvements at our facilities in Mexico, including Ps. 427.9 million (U.S.$22.6 million) at the Apizaco facility, Ps. 294.2 million (U.S.$15.6 million) at the Mexi3cali facility, Ps. 9.3 million (U.S.$0.5 million) at the Guadalajara facility, and Ps. 54.4 million (U.S.$2.9 million) at the San Luis facilities. We also spent Ps. 207.1 million (U.S.$11 million) on capital investments at our steel facility in Pindamonhangaba, Sao Paulo State, Brazil.

B. Business Overview

In the United States of America, Mexico and Brazil, we own and operate 19 state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 6.0 million tons and a combined annual installed rolling capacity of 5.2 million tons. We own both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

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

In 2021, we had net sales of Ps. 55.6 billion, gross profit of Ps. 15.6 billion and net profit of Ps. 9.4 billion. In 2021, approximately 15% of our consolidated sales were in our segment in the United States of America, approximately 53% were in our segment in Mexico and approximately 32% were in our segment in Brazil.

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican and U.S. facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2017	2018	2019	2020	2021
	(thousands of tons)
I-Beams	76.6	72.5	86.6	95.3	116.0
Channels	54.3	48.7	54.3	40.0	32.3
Angles(1)	155.9	156.7	217.7	281.9	217.1
Hot-rolled bars (round, square and hexagonal rods)	560.0	564.9	534.6	535.8	618.7
Flat bar	150.0	168.7	188.4	80.3	102.9
Rebar	854.9	924.2	1,033.8	1,100.2	1,007.3
Cold finished bars	149.4	151.9	131.4	185.1	183.8
Other semi-finished trade products(2)	8.4	14.0	0.6	0.0	0.0
Electro-Welded wire mesh	18.7	18.5	14.0	18.6	19.9
Wire rod	34.9	48.7	57.9	32.3	151.8
Electro-Welded wire mesh panel	24.9	22.1	18.4	29.2	26.5
Other	3.2	0.9	11.2	42.1	27.9
Total steel sales	2,091.2	2,191.8	2,348.9	2,440.8	2,504.2

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2021, approximately 37% of our steel product sales in tons represented SBQ steel products, of which we sold 39% to the auto part industry, 38% to service centers and the remaining 23% to other industries.

In 2021, direct sales in tons to the automotive industry increased by 4% compared to 2020. In 2020, direct sales in tons to the automotive industry decreased by 43% compared to 2019. In 2019, direct sales in tons to the automotive industry decreased by 13% compared to 2018.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico					United States of America, Canada, Brazil and Other Countries
	Years ended December 31,
	2017	2018	2019	2020	2021	2017	2018	2019	2020	2021
I-Beams	98%	94%	82%	82%	71%	2%	6%	18%	18%	29%
Channels	55%	56%	44%	55%	86%	45%	44%	56%	45%	14%
Angles	83%	67%	52%	37%	53%	17%	33%	48%	63%	47%
Hot-rolled bars (round, square and hexagonal rods)	39%	32%	38%	48%	39%	61%	68%	62%	52%	61%
Flat bar	96%	68%	61%	72%	75%	4%	32%	39%	28%	25%
Rebar	63%	67%	56%	50%	51%	37%	33%	44%	50%	49%
Cold drawn finished bars	73%	77%	76%	46%	50%	27%	23%	24%	54%	50%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	100%	—
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	100%	100%	89%	74%	—	—	—	11%	26%
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	—	75%	0%	1%	10%	100%	25%	100%	99%	90%
Total (weighted average)	63%	60%	55%	51%	52%	37%	40%	45%	49%	48%

During 2021, approximately 11% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 34.2% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 54.8 of our sales by volume, with SBQ products representing approximately 23.7% of such sales and the remainder representing commercial steel products.

Approximately 24% of our sales in the United States of America and Canadian markets came from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States of America and Canadian markets were spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States of America and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States of America.

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

During 2021 and 2020, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

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

Our U.S. facilities are strategically located to serve the majority of consumers of SBQ products in the United States of America. Our U.S. facilities ship products between their mills and finished products to customers by rail and truck. Customer needs and location, determine the type of transportation used for deliveries. The proximity of our rolling mills and cold finishing plants to our U.S. customers allows us to provide competitive rail and truck freight rates and flexible deliveries in order to satisfy just-in-time and other customer manufacturing requirements. We believe that the ability to meet the product delivery requirements of our customers in a timely and flexible fashion is a key to attracting and retaining customers as more SBQ product consumers reduce their in-plant raw material inventory. We optimize freight costs by using our significantly greater scale of operations to maintain favorable transportation arrangements, continuing to combine orders in shipments whenever possible and “backhauling” scrap and other raw materials.

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 860,000 tons for 2021, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. We consider the demand for steel in Brazil to be distributed within the first three sectors as follows, 41% for civil construction, later the automotive industry with 21% and finally capital goods with 20%. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market.

Our major customers in 2021 include: Marson Distribuicao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, Comercio de Ferro Arevalo & Junior Eireli, Lorenfer Industris e Comercio de Produtos Metalurgicos Ltda, A P Sobreira ME, H E Bonamigo Eireli ME, Aco Fera Com Ferro e Aco Ltda, Cedisa Central de Aco, SA, Automolas Equipamentos Ltda, Fama Do Brasil, SA, MKRAFT Comercio de Metais Ltda and, RDG Acos Do Brasil, SA.

Due to the quality of our products, our business has experienced a continued growth in sales.

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

A number of our competitors in the United States of America, Mexico and Brazil have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, Brazil and the United States of America we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

Mexico

We compete in the Mexican domestic market and in its export markets for non-flat steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. The flexibility of our production facilities allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and variety of products help us to maintain our competitive market position in Mexico and in the southwestern United States of America. We believe that our Mexicali mini-mill, one of the closest mini-mills to the southern California market, is competitive in terms of production and transportation costs in northwestern Mexico and southern California.

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

In 2021, we sold approximately 275,545 tons of I-beams, channels and angles at least three inches in width which represented approximately 11% of our total finished product sales for the year. In 2020, we sold approximately 417,200 tons of I-beams, channels and angles at least three inches in width which represented approximately 17% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 14.8% in 2021 and 18.6% in 2020, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2021, we sold approximately 817,917 tons of hot rolled and cold finished steel bars and 709,328 tons in 2020. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14.3% and 16.1%, respectively, in 2021 and 15.3% and 18.1%, respectively, in 2020. Rebar and light structural steel together accounted for approximately 1,187,206 tons, or 47.4%, of our total production of finished steel products in Mexico, the United States of America and Brazil in 2021. Rebar and light structural steel together accounted for approximately 1,291,987 tons, or 52.9%, of our total production of finished steel products in Mexico, the United States of America and Brazil in 2020. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia, Suacero, S.A. de C.V. and Gerdau Corsa.

We believe that we have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco, Cholula and San Luis facilities afford us cost advantages relative to certain U.S. producers when shipping to customers in central and southern Mexico, and our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States of America because its proximity to these areas reduces our freight costs.

United States of America and Canada

In the United States of America, we compete primarily with both domestic SBQ steel producers and importers. Our U.S. domestic competition for hot-rolled engineered bar products is both large U.S. domestic steelmakers and specialized mini-mills. Non-U.S. competition may impact segments of the SBQ market, particularly where certifications are not required, and during periods when the U.S. dollar is strong compared with foreign currencies.

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

We believe our principal competitors in the United States of America market, depending on the product, include Nucor, Corporation, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel and Gerdau.

Brazil

Our main competitors in the Brazilian market are ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Usiminas, Ternium Do Brasil, V & M do Brasil and Villares Metals.

The Brazilian steel industry is comprised of 12 business groups operating 31 mills in 10 Brazilian states, making Brazil the 9th largest producer in the world.

The main competitors in Brazil are:

●	Gerdau Aços Especiais (Usina Pindamonhangaba)

●	Gerdau Aços Especiais (Usina Mogi das Cruzes)

●	ArcelorMittal Aços Longos (Piracicaba)

●	Usiminas (Cubatão)

●	Gerdau Aços Longos (Usina São Paulo)

●	Gerdau Aços Longos (Usina Araçariguama)

●	Villares Metals

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until September 2022.

As of April 1, 2022 all of Republic Steel’s plants are certified to ISO9001:2015 and IATF16949:2016. Our plants in Canton, Ohio, Lackawanna, New York, and Massillon, Ohio, are certified to IATF16949, effective until January 2024. The plant in Solon, Ohio, is certified to ISO 9001:2015, and the current certification is effective until January 2024. The IATF 16949:2016 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Through these certifications, Republic’s Environmental, Health & Safety Management System is structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 30.8% in 2017, 19.4% in 2018, decreased 20% in 2019, increased 9% in 2020 and increased 62% in 2021, and prices of ferroalloys increased approximately 22% in 2017, 9.7% in 2018, decreased approximately 1% in 2019, decreased 20% in 2020 and increased 32.9% in 2021. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2021, our cost of sales in Mexico, as a percentage of sales in Mexico, was 72%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States of America, was 87%, as a percentage of sales in Brazil, was 65% and our consolidated cost of sales, as a percentage of consolidated sales, was 72%. The higher cost of sales of facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 70% of our consolidated manufacturing conversion cost in 2021 (67% of the manufacturing conversion cost in our Mexico operations, 43% of the manufacturing conversion cost in our U.S. operations and 72% in our Brazil operations), compared to 60% of our consolidated manufacturing conversion cost in 2020 (62% of the manufacturing conversion cost in our Mexico operations, 40% of the manufacturing conversion cost in our U.S. operations and 65% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 15.9% and 17.1% of our refined scrap tonnage in 2021 and 2020, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States of America, which, in the aggregate, provided us with approximately 84.1% and 82.9%, respectively, in 2021 and approximately 81.5% and 1.4%, respectively, in 2020 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 10% of our manufacturing conversion cost in 2021, compared to 13% in 2020, in our U.S. and Canadian facilities accounted for 9% of our manufacturing conversion cost in 2021, compared to 19% in 2020 and in our Brazil facilities accounted for approximately 7% of our manufacturing conversion cost in 2021 compared to 9% in 2020.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Autlán Metal Services, S.A. de C.V., Elmet, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. facilities purchase most of their ferroalloys from Affival, Gottlieb, Kennecott, Vale Americas, Minerais U.S. LLC and Glencore LTD. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., Cia de Ferro Ligas de Bahia Ferbasa and Bareste Industria e Comercio Ltda.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Jilin Carbon Co. Ltd., Interfer Edelsthal H, Cimm Carbon Group Co, Duracarbon Latinoamerica LCC, FRC Global Inc, CNBM International Corp, Dalian Xihua Refractories, and HEG Limited. Our U.S. facilities purchase most of their electrodes from Sangraf and Tokai ATC. Our Brazil facilities purchase most of their electrodes from Jilin Carbon Import and Export Company and Dura Carbon Singapur.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V., FRC Global Inc, Puyang Refractieres Fumas, Manyezit Sanayi A.S., Calderys France S.A.S., and Refratechnik Steel GmbH. Our U.S. facilities purchase most of their refractory products from RHI Inc, Vesuvius USA, Corp., Magna Refractories Inc., Harbison-Walker Refractories Company and Magnesita Refractories Co. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarrasm S.A., Vesivius, Samboba and Magnesita Refractaries Mexico S.A. de C.V.

Electricity. In 2021 and 2020, electricity accounted for approximately for 7% and 10% of our consolidated manufacturing conversion cost, respectively. Electricity accounted for 7% and 11% in 2021 and 2020 of our manufacturing conversion in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (CFE) for basic service and Iberdrola for qualified service. It accounted for 4% in 2021 and 8% in 2020 of the manufacturing conversion cost in our U.S. operations and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 8% and 9% in 2021 and 2020, respectively, of the manufacturing conversion cost in our Brazil operations and is supplied by Ecom Energia Ltda., Comercializadora de Energiaeletrica Ltda. and Comerc Ltda. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 1% of the manufacturing conversion cost of our U.S. operations and 2% of our Brazil operations) in 2021 and approximately 3% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 2% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2020. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2021 and 2020, we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Our steelmaking operations in the United States of America and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States of America, the federal environmental agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States of America withdrawal from the Paris Agreement. Following the 2020 U.S. presidential election, the U.S. formally rejoined the Paris Agreement in February 2021. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

In the United States of America, the federal environmental protection agency has in the past introduced regulation regarding the phasing out of polychlorinated biphenyl (“PCB”) containing fluid in equipment that we currently use at many of our U.S. facilities. If any such rules are enacted, our facilities may be required to reduce the levels of PCBs in our equipment, which will in turn may require us to incur costs for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

Also in the United States of America, more stringent standards for particulate matter were promulgated in 2012. As these new more stringent standards were implemented through the different state programs, we experienced higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2014 and subsequent years. These costs were related to extensive dispersion modeling and/or pre-construction monitoring not previously required.

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

Mexican environmental laws and administrative regulations have become increasingly stringent over the last decade, and this trend is likely to continue, influenced recently by the North American Agreement on Environmental Cooperation entered into by Mexico, the United States of America and Canada in connection with the USMCA. In this regard, any obligation to remedy environmental damages caused by us or any contaminated sites owned or leased by us could require significant unplanned capital expenditures and be materially adverse to our financial condition and results of operations.

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

Brazil operations

We produce according to technical specifications of the Brazilian standard ABNT NBR 7480:2007 for steel bars and wires designed for the reinforcement for concrete structures. Our products are also registered with the Brazilian National Institute of Metrology, Quality and Technology (INMETRO), in accordance with Resolution CONMETRO No. 05, dated May 6, 2008, and comply with conformity assessment regulations, including Ordinance No. 73, dated March 17, 2010, and with compulsory product certification regulations.

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

United States of America-Mexico-Canada Agreement (USMCA) previously North American Free Trade Agreement (NAFTA)

NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States of America and Canada, including those that compete with our main product lines. After a 13 month negotiation period, on September 30, 2018, the United States of America, Mexico and Canada signed the United States of America-Mexico-Canada Agreement (the USMCA), which replaced NAFTA on July 1, 2020. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.” The new agreement has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

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

Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). On February 4, 2016, Mexico, along with Australia, Brunei, Canada, Chile, United States of America, Japan, Malaysia, New Zealand, Peru, Singapore and Vietnam, signed the Transpacific Partnership Trade Agreement, in the City of Auckland, New Zealand, which was intended to grant Mexican products access to six markets (Australia, Brunei, Malaysia, New Zealand, Singapore and Vietnam) with approximately 155 million of potential consumers, which were not covered by any other trade agreement. In January 2017, the United States of America withdrew from the agreement, after which the remaining 11 countries reached a revised agreement and renamed it the CPTPP. On December 30, 2018, it became effective without U.S. participation.

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

On September 11, 2013, the United States of America International Trade Commission (USITC) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Buyer.

On October 14, 2014, the USITC determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bar from Mexico that are sold in the United States of America at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an antidumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017.

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate is being challenged by our lawyers. As of May 11, 2022, our lawyers state that the dispute is in its early stage and no outcome is possibly predicted.

Labor. In July 2017, the Brazilian government issued Law No.13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law extends the workday from 8 hours to 12 hours, provided that there is a 36 hour break afterwards. With regard to negotiations with any labor union, Law No. 13,467 provides that certain rights, such as constitutional rights and women’s rights, cannot be part of the negotiations, as the Constitution and existing law prevails over any collective bargaining agreement. In addition, Law No.13,467 allows companies to outsource any activity, including the company’s principal activity and activities that a company’s own employees are carrying out. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law will have to pay all costs and expenses related to the lawsuit and limits any compensation for moral damages to certain thresholds. We are currently in compliance with theses labor regulations.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100.00%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100.00%); Sistemas de Transporte de Baja California, S.A. de C.V. (100.00%); Operadora de Metales, S.A. de C.V. (100.00%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100.00%); Arrendadora Simec S.A. de C.V. (99.99%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara, S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100.00%); Undershaft Investment N. V., (100.00%); Simec USA Corp. (100.00%); Pacific Steel Projects Inc. (100.00%); Simec Steel Inc. (100.00%); Simec International, S.A. de C.V.(100.00%); Corporativos G&DL, S.A. de C.V. (100.00%); Simec International 6, S. A. de C. V., (100.00%), Simec International 7, S. A. de C. V., (100.00%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100.00%), Gases Industriales de Tlaxcala, S.A. de C.V. (100.00%), GSIM de Occidente, S.A. de C.V.(100.00%), Siderúrgicos Noroeste, S.A. de C.V.(100.00%), Fundiciones de Acero Estructrual, S.A. de C.V. (100.00%) and Simec Siderúgico, S.A. de C.V. (100.00%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V.(100.00%) until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (100.00%) (incorporated in October, 2012). These facilities were operated by RRLC, S.A.P.I. de C.V. (100.00%) (incorporated in 2015) and Grupo Chant, S.A.P.I. de C.V. (100.00%) (incorporated in 2015), since April, 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (incorporated in 2016) and Aceros Especiales Simec Tlaxcala, S.A. de C.V.(100.00%) (incorporated in 2015), since March 2016 and July 2016, respectively. The Guadalajara plant is currently operated by Corporación ASL, S.A. de C.V., the Mexicali plant by Simec International 6,S,A, de C.V., the Apizaco and Cholula plants by Simec international, S.A. de C.V., the new Tlaxcala plant by Aceros Especiales Simec Tlaxcala, S.A. de C.V., the San Luis plants by Aceros DM, S.A. de C.V., Aceros San Luis, S.A. de C.V., Malla San 2, S.A. of C.V. and Fundiciones de Acero Estructural, S.A. de C.V: and the Silao plant by CHQ Wire México, S.A. of C.V. (formerly Malla San 1, S.A. de C.V. The group’s marketer is Simec Acero, S.A. de C.V.

(3)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and three cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic.

(4)	Grupo San facilities are conformed by Corporación Aceros DM, S.A. de C.V. (100.00%) and Subsidiaries, Aceros DM, S.A. de C.V. (100.00%) Acero Transportes SAN, S.A. de C.V. (100.00%), Aceros San Luis, S.A. de C.V. (100.00%), CHQ Wire México, S.A. de C.V. (100.00%) (formerly Malla San 1, S.A. de C.V.), Malla San 2, S.A. de C.V. (100.00%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (100.00%).

(5)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2021:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States of America	100.00%
SimRep Corporation and subsidiaries (Republic)	United States of America	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec, S.A. de C.V. (in liquidation)	Mexico	100.00%
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V.	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and Subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C. V.	Mexico	100.00%
Simec International 7, S. A. de C. V.	Mexico	100.00%
Simec International 9, S.A.P.I. de C. V.	Mexico	100.00%
Simec Acero, S.A. de C. V.	Mexico	100.00%
Simec USA, Corp.	United States of America	100.00%
Pacific Steel Projects, Inc.	United States of America	100.00%
Simec Steel, Inc.	United States of America	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	100.00%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
RRLC, S.A.P.I. de C.V.	Mexico	100.00%
Grupo Chant, S.A.P.I. de C.V.	Mexico	100.00%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Gases Industríales de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%
Companhia Siderúrgica do Espirito Santo, S.A.	Brazil	100.00%
Simec Siderúrgico, S.A. de C.V.	Mexico	100.00%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 19 facilities throughout North and South America. At December 31, 2021, our crude steel production capacity was 6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.8 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 2.3 million tons of crude steel production capacity and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.2 million tons of rolling and finishing capacity, of which 2.6 million are located in Mexico, 1.7 million are located in the United States of America and Canada and 0.9 million are located in Brazil.

We operate nine mini-mills, six in Mexico, one in the United States of America and two in Brazil. The Mexican mini-mills are located in: one in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; one in Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mill in the United States of America is located in Canton, Ohio. Our mini-mills in Brazil are located in Pindamonhangaba, São Paulo and Cariacica, Espírito Santo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. Processing mills are located in Massillon, Ohio and Solon, Ohio.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2017	2018	2019	2020	2021
	(tons in thousands)
Melt shops
Steel billet production	2,288.0	2,359.0	2,497.1	2,879.7	3,005.9
Annual installed capacity(1)	4,596.9	5,257.9	5,776.9	6,006.0	6,006.0
Effective capacity utilization	49.8%	44.9%	43.2%	47.9%	50.5%

Rolling mills
Total production	2,171.6	2,306.7	2,513.4	2,581.6	2,708.1
Annual installed capacity(1)	4,000.0	4,480.0	4,896.0	5,185.0	5,205.0
Effective capacity utilization	54.3%	51.5%	51.3%	49.8%	52.0%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2021.

Mexican Production per Facility by Product Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	27.2%	0.8%	0%	0%	6.1%
Channels	9.3%	2.5%	0%	0%	2.4%
Angles	34.9%	11.0%	0%	0%	9.1%
Hot rolled bars (round, square and hexagonal rods)	18.9%	1.6%	53.3%	1.1%	18.3%
Rebar	0.0%	82.1%	0.0%	73.2%	39.7%
Flat bars	9.3%	2.0%	18.4%	0.0%	6.9%
Cold finished bars	0.0%	0.0%	22.3%	0.0%	5.6%
Electro-Welded wire mesh	0.0%	0.0%	0.0%	3.6%	1.5%
Wire rod	0.0%	0.0%	6.0%	16.9%	8.4%
Electro-Welded wire mesh panel	0.0%	0.0%	0.0%	4.8%	1.9%
Other	0.4%	0.0%	0.0%	0.4%	0.1%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2021, the Guadalajara mini-mill produced 307,232 tons of steel billet and 313,599 tons of finished product, operating at 83% capacity for billet production an3333d 65% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, light structural steel and rebar.

Guadalajara Mini-Mill

	Years ended December 31,
	2017	2018	2019	2020	2021
Steel sales (thousands of tons)	340	307	267	290	302
Average finished product price per ton	Ps. 12,000	Ps. 13,896	Ps. 13,794	Ps. 13,235	Ps. 21,361
Average scrap cost per ton	5,695	7,071	5,492	6,261	9,720
Average manufacturing conversion cost per ton of finished product(1)	2,789	3,252	4,393	3,235	12,217
Average manufacturing conversion cost per ton of billet(1)	1,927	2,674	2,836	2,305	2,853

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2021, the Mexicali mini-mill produced approximately 242,349 tons of billet, of which the Guadalajara mini-mill used 25,364 tons. Our Brazil mini mills used 36,422 tons. In 2021, the Mexicali mini-mill produced 164,572 tons of finished products. In 2021 we operated the Mexicali mini-mill at 56% capacity for billet production and at 66% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States of America, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar. In 2021, 82% of the products produced at the Mexicali mini-mill were rebar, 11% were angles, 2% were hot rolled bars (round, square and hexagonal rods) and the remaining 5% were channels and flat bar.

Mexicali Mini-Mill

	Years ended December 31,
	2017	2018	2019	2020	2021
Steel sales (thousands of tons)	193	208	236	230	170
Average finished product price per ton	Ps. 10,720	Ps. 13,538	Ps. 12,093	Ps. 13,126	Ps. 20,371
Average scrap cost per ton	4,544	6,302	4,954	5,319	8,412
Average manufacturing conversion cost per ton of finished product(1)	2,878	3,290	3,326	2,986	10,734
Average manufacturing conversion cost per ton of billet(1)	2,013	2,249	2,413	2,517	2,489

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 480,000 tons of steel billet and an annual installed capacity of finished product of 444,000 tons. In 2021, mini-mill 1 produced 306,521 tons of steel billet. In 2021, mini-mill 1 produced 320,537 tons of finished products. In 2021, we operated mini-mill 1 at 64% capacity for billet production and at 72% capacity for finished product production. Mini-mill 2 has an installed capacity of 650,000 tons of steel billet and an installed capacity of finished product of 600,000 tons. In 2021, mini-mill 2 produced 140,979 tons of steel billet. In 2021, mini-mill 2 produced 121,830 tons of finished products. In 2021, we operated mini-mill 2 at 22% capacity for billet production and at 20% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, light structural and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2021, the Cholula facility produced 74,483 tons of finished products, at 62% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2021, our plants in Apizaco and Cholula produced 447,500 tons of billet and 516,850 tons of finished product, operating at 40% of its billet capacity and 44% capacity for finished product.

In 2021, 53% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 22% were flat merchant bar and 18% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2017	2018	2019	2020	2021
Steel sales (thousands of tons)	331	321	318	318	346
Average finished product price per ton	Ps. 15,426	Ps. 17,935	Ps. 16,726	Ps. 16,268	Ps. 23,587
Average scrap cost per ton	5,725	6,383	5,271	5,933	9,486
Average manufacturing conversion cost per ton of finished product(1)	4,524	5,604	5,916	5,639	13,243
Average manufacturing conversion cost per ton of billet(1)	2,796	3,767	4,047	3,446	3,871

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2021, these facilities had an annual installed capacity of 660,000 tons of billet and 610,000 tons of finished product. In 2021, the San Luis facilities produced 527,406 tons of steel billet. In 2021, the San Luis facilities produced 527,688 tons of finished product, operating at 80% capacity for billet production and 87% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod. In 2021, 73% of the products produced at the San Luis facilities were rebar, 26% were electro-welded wire mesh, wire rod and electro-welded wire mesh panel, and the remaining 1% were other light structural steel products.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2017	2018	2019	2020	2021

Steel sales (thousands of tons)	540	538	546	496	554
Average finished product price per ton	Ps. 10,870	Ps. 14,255	Ps. 12,225	Ps. 15,041	Ps. 20,494
Average scrap cost per ton	5,859	6,822	5,378	6,407	9,894
Average manufacturing conversion cost per ton of finished product(1)	2,414	3,094	3,026	2,719	12,173
Average manufacturing conversion cost per ton of billet(1)	1,857	2,481	2,381	2,113	2,499

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. Operations and Facilities

We have operated our Republic facilities (in Ohio and New York) since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2021, these facilities had an annual installed capacity of 2,296,000 tons of billet and 1,763,000 tons of finished product. In 2021, Republic facilities produced 634,000 tons of steel billet. For the same period, Republic facilities produced 331,000 tons of hot-rolled bars. Republic facilities produced 24,176 tons of cold finish bars. In 2021, Republic facilities produced 38,997 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2017	2018	2019	2020	2021
Steel sales (thousands of tons)	387	385	298	237	275
Average finished product price per ton	Ps. 21,630	Ps. 24,016	Ps. 23,893	Ps. 23,511	Ps. 29,880
Average scrap cost per ton	6,114	7,026	5,650	6,014	9,995
Average manufacturing conversion cost per ton of finished product(1)	6,790	10,555	8,487	9,592	17,173
Average manufacturing conversion cost per ton of billet(1)	4,915	6,842	6,862	6,838	7,267

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2021, an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2021 as it has been idled since 2016.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2021, the Canton facility had annual installed capacity of 1,247,000 tons of steel billet. In 2021, this facility produced 332,000 tons of blooms, billets and other semi-finished trade product and was operated at 27% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 17 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2021, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2021, this facility produced 278,000 tons of hot rolled bars and was operated at 43% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2021, an annual installed capacity of 138,000 tons of finished product. During 2021, the Massillon facility was operated at 17% capacity of finished product and produced 24,000 tons of cold finished bars.

Solon, Ohio. Our Solon facility, acquired in February 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2021, the Solon facility had installed capacities of 72,000, for wire products. During 2021, the Solon facility produced and shipped 29,000 tons of wire products and was operated at 40% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2021.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna began operations in May 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2021, our plant in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 450,000 tons of finished product per year capacity. In 2021 our plant in Pindamonhangaba produced 378,700 tons of billet and 398,790 tons of finished product, operating at 73% of its capacity for billet and 89% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 348,000 tons of finished product. In 2021, our plant in Cariacica produced 468,730 tons of billet and 328,907 tons of finished product, operating at 78% of its capacity for billet and 95% capacity for finished product. The plant in Itauna had installed capacity to produce 140,000 tons of finished product. In 2021, our plant in Itauna produced 126,685 tons of finished product, operating at 90% capacity for finished product.

In 2021, our plants in Brazil produced 847,43 tons of billet and 854,382 tons of finished product, operating at 76% of its billet capacity and 91% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years ended December 31,
	2017	2018	2019	2020	2021
Steel sales (thousands of tons)	300	433	684	871	857
Average finished product price per ton	Ps. 10,680	Ps. 13,681	Ps. 12,456	Ps. 12,422	Ps. 20,973
Average scrap cost per ton	4,846	6,553	5,290	5,420	9,320
Average manufacturing conversion cost per ton of finished product(1)	3,181	4,240	3,912	2,928	11,628
Average manufacturing conversion cost per ton of billet(1)	2,403	2,957	2,649	2,000	3,173

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2021 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams (27%); Channels (9%); Angles (35%); Hot rolled bars (20%); Flat bars (9%),	electric arc furnace with continuous caster rolling mill and bar processing lines	313,599	480,000

Mexicali	Angles (11%); Rebar (82%); Channels (2%); Hot rolled bars (2%) Other (3%)	electric arc furnace with continuous caster and rolling mills	164,572	250,000

Apizaco and Cholula	SBQ (100%)	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	516,850	1,164,000

San Luis Potosí	Rebar (73%); Wire rod (17%); Electro-Welded wire mesh (4%); Electro-Welded wire mesh panel (5%); Bars (1%)	electric arc furnaces, whit continuous casters, rolling mill and wire rod rolling mill	527,688	610,000

Lorain(1)	SBQ (100%)	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	900,000

Canton(2)	SBQ (100%)	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption	Our billet and bloom for internal consumption

Lackawanna	SBQ (100%)	rolling mill and wire rod rolling mill	278,000	653,000

Massillon	SBQ (100%)	cold drawn, bar turning and heat treating equipment	24,000	138,000

Solon	SBQ (100%)	equipment to clean and coat, draw, and anneal wire	29,000	72,000

Brazil	Rebar (54%); Angles (18%); Bars (11%); Flat bars (10%); Other (7%);	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	854,382	938,000

(1)	Production capacity is for rolling only.

(2)	Production capacity is for billets only.

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

A. Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2019, the total decrease in net revenue from sales of SBQ products compared to 2018 was 12%. In 2020, the total increase in net revenue from sales of SBQ products compared to 2019 was 16%. In 2021, the total increase in net revenue from sales of SBQ products compared to 2020 was 17%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2019, 2020 and 2021, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idled during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico, principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States of America.

The negative operating trends in our USA segment are primarily driven by under-utilized production capacity that severely impacts cost. The automotive sector was stable until 2019, after the pandemic-has suffered a significant drop. For this reason we have changed our customer focus to different industries.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

Typically, about 24% of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. The remaining 76% is transaction business, where we can adjust the base pricing as required. Scrap metal and commodity prices in 2019 decreased approximately 20%, in 2020 and 2021 they increased by 9% and 62%. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2017 - 2021

	Year ended December 31,
	2017	2018	2019	2020	2021
Shipments (thousands of tons)	2,091	2,192	2,349	2,441	2,504
Guadalajara and Mexicali	533	515	503	519	472
Apizaco and Cholula	331	321	318	318	346
San Luis facilities	540	538	546	496	554
Republic facilities	387	385	298	237	275
Brazil	300	433	684	871	857

Net sales (Ps. millions)	28,700	35,678	34,171	35,869	55,620
Guadalajara and Mexicali	6,149	7,082	6,537	6,914	9,914
Apizaco and Cholula	5,106	5,757	5,319	5,222	8,161
San Luis facilities	5,870	7,669	6,675	7,525	11,354
Republic facilities	8,371	9,246	7,120	5,549	8,217
Brazil	3,204	5,924	8,520	10,659	17,974

Cost of sales (Ps. millions)	23,994	30,563	30,067	29,212	39,973
Guadalajara and Mexicali	4,703	5,710	5,364	5,311	7,083
Apizaco and Cholula	3,607	3,948	4,001	4,148	6,101
San Luis facilities	5,030	6,058	5,569	6,000	8,154
Republic facilities	7,814	9,294	7,753	5,677	7,159
Brazil	2,840	5,553	7,380	8,075	11,476

Average price per ton (Ps.)	13,725	16,276	14,547	14,666	22,212
Guadalajara and Mexicali	11,537	13,751	12,996	13,321	21,004
Apizaco and Cholula	15,426	17,935	16,726	16,421	23,587
San Luis facilities	10,870	14,255	12,225	15,171	20,495
Republic facilities	21,630	24,016	23,893	23,437	29,880
Brazil	10,680	13,681	12,456	12,237	20,973

Average cost per ton (Ps.)	11,475	13,943	12,800	11,968	15,964
Guadalajara and Mexicali	8,824	11,087	10,664	10,138	15,006
Apizaco and Cholula	10,897	12,299	12,582	13,044	17,633
San Luis facilities	9,315	11,260	10,200	12,107	14,718
Republic facilities	20,191	24,140	26,017	25,996	26,033
Brazil	9,467	12,824	10,789	10,785	13,391

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2021 was positive by 5.0% (according to preliminary figures of the INEGI) and negative 8.5% in 2020 (according to figures of the INEGI). The U.S. GDP increased 6.0% in 2021 (according to preliminary figures of the U.S. Department of Commerce) and decreased 3.5% in 2020. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price increased approximately 18.6% in 2018 compared to 2017. Our average steel price decreased approximately 10.6% in 2019 compared to 2018. Our average steel price increased approximately 1% in 2020 compared to 2019. Our average steel price increased approximately 55% in 2021 compared to 2020.

During the last two decades the steel industry has been consolidating. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling, as the ones observed recently in the United States of America by Mittal Steel, U.S. Steel and others. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2019, imports to Mexico in tons increased 0.2% compared to 2018 according to information of CANACERO. In 2020, imports to Mexico in tons decreased 13.1% compared to 2019 according to information of CANACERO. In 2021, imports to Mexico in tons increased 32.8% compared to 2020 according to information of CANACERO.

Steel imports to the United States of America accounted for an estimated 24% of the domestic U.S. steel market in 2021 and an estimated 18% in 2020. Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States of America could reduce future market prices and demand levels for steel in the United States of America. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States of America than to commodity steel producers because of the high quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. As a result of the 2008 financial crisis that continues to affect the international markets, the prices of these inputs have remained highly volatile. For example, prices of scrap metal increased approximately 31% in 2017, increased approximately 19.4% in 2018, decreased 20% in 2019, increased 9% in 2020 and increased 9% in 2021; and prices of ferroalloys increased approximately 22% in 2017, increased approximately 9.6% in 2018, decreased approximately 1% and 20% in 2019 and 2020, respectively, and increased approximately 62.6% in 2021. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, in 2017, 2018, 2019, 2020 and 2021 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States of America. These prices are impacted by general demand and supply for energy in the United States of America and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. While natural gas and electricity prices in the United States of America and Mexico decreased in response to the financial crisis, they have remained highly volatile. Prices for electricity increased approximately 22% in 2017, increased approximately 14% in 2018, increased approximately 0.1% in 2019, decreased approximately 10% in 2020 and increased 4.7% in 2021; and prices for natural gas increased approximately 22% in 2017, increased approximately 28% in 2018, increased approximately 1.8% in 2019, decreased 18% in 2020 and decreased 1% in 2021.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 6.8% for 2017, 4.8% for 2018, 2.8% for 2019, 3.2% in 2020 and 7.4% in 2021. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. According to the Mexican Central Bank (Banco de Mexico), during the period from 2019 to 2021, the exchange rate registered a low of Ps. 18.57 per U.S.$1.00 at February 17, 2020, and a high of Ps. 24.88 per U.S.$1.00 at April 27, 2020. The depreciation of the Mexican peso relative to the U.S. dollar in 2021 was 2.9%. The exchange rate at December 31, 2021 was 20.5157 compared to 19.9352 at December 31, 2020. On May 17, 2022, the exchange rate was Ps. 20.1443 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States of America; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2021
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	29,678,133	8,216,595	17,725,628	—	55,620,356
Cost of sales	21,337,462	7,159,354	11,471,370	—	39,968,186
Gross profit (loss)	8,340,671	1,057,241	6,254,258	—	15,652,170
Administrative expenses	907,798	256,875	877,969	—	2,042,642
Other expense (income), net	77,530	(454,303)	(1,793)	(455,972)	(77,406)
Interest income	(65,631)	(317)	—	—	(65,948)
Interest expense	28,904	61,494	96,486	(99,439)	87,445
Exchange (gain) loss, net	(325,389)	378	120,300	(120,300)	(325,011)
Income (loss) before income tax	7,717,459	1,193,114	5,161,296	(236,233)	13,835,636
Income tax	2,472,751	477,380	1,439,638	—	4,389,769
Net (loss) income	5,244,708	715,734	3,721,658	(236,233)	9,445,867

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	667,167	270,119	237,852	—	1,175,108
Total assets	47,917,643	10,836,083	8,815,051	(10,226,205)	57,342,572
Total liabilities	7,665,924	5,544,135	12,396,190	(10,226,205)	15,380,044
Additions of property, plant and equipment, net	367,496	288,487	410,439	—	1,066,422

	For the year ended December 31, 2020
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	19,660,889	5,549,366	10,659,259	—	35,869,314
Cost of sales	15,459,258	5,677,213	8,075,253	—	29,211,724
Gross profit (loss)	4,201,631	(127,847)	2,583,806	—	6,657,590
Administrative expenses	1,117,817	240,726	660,785	—	2,019,328
Other expense (income), net	(52,656)	(505,946)	11,854	—	(546,748)
Interest income	(107,605)	(222)	—	—	107,827
Interest expense	5,108	16,104	66,007	(33,473)	53,746
Exchange loss (gain), net	483,822	(1,510)	1,096,416	(1,215,564)	363,164
Income (loss) before income tax	2,755,145	123,001	748,744	1,249,037	4,875,927
Income tax	1,747,568	118,926	211,350	—	2,077,844
Net (loss) income	1,007,577	4,075	537,394	1,249,037	2,798,083

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	693,362	332,186	426,723	—	1,452,271
Total assets	33,386,043	9,237,831	5,807,121	(2,927,348)	45,503,647
Total liabilities	6,944,579	4,797,682	3,670,075	(2,927,348)	12,484,988
Additions of property, plant and equipment, net	278,700	41,054	631,451	—	951,205

	For the year ended December 31, 2019
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	18,530,672	7,120,360	8,520,169	—	34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790	—	30,067,141
Gross profit (loss)	3,596,097	(632,416)	1,140,379	—	4,104,060
Administrative expenses	848,495	267,756	521,174	—	1,637,425
Other (income) expense, net	175,412	(71,324)	32,494	—	136,582
Interest income	145,729	266	—	—	145,995
Interest expense	3,438	(84,621)	(110,919)	137,053	(55,049)
Exchange (gain) loss, net	628,044	(2,745)	177,314	18,030	784,583
Income (loss) before income tax	2,093,313	(910,458)	298,478	155,083	1,636,416
Income tax	3,505,015	(236,598)	7,857	—	3,276,274
Net income (loss)	(1,411,702)	(673,860)	290,621	155,083	(1,639,858)

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	577,048	260,760	270,821	—	1,108,629
Total assets	34,973,516	8,419,771	6,002,701	(3,343,456)	46,052,532
Total liabilities	9,291,486	4,219,817	3,274,908	(3,343,456)	13,442,755
Additions of property, plant and equipment, net	785,818	278,467	207,135	—	1,271,420

Our net sales by product during 2019, 2020 and 2021 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2019	2020	2021
Light structural	1,396,632	1,529,216	2,600,484
Structural	3,304,178	3,677,441	5,342,228
Bars	2,220,264	2,051,053	4,456,151
Rebar	12,370,490	14,081,399	19,625,065
Flat bar	1,833,576	1,851,960	3,376,554
Hot rolled bars	8,226,613	7,548,939	11,413,275
Cold drawn bars	3,102,544	2,139,938	3,213,061
Other	1,716,904	2,989,368	5,593,538
Total	34,171,201	35,869,314	55,620,356

Our net sales by country or region during 2019, 2020 and 2021 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2019	2020	2021
Mexico	17,873,633	18,122,828	28,060,405
USA	7,544,078	6,555,642	9,050,696
Brazil	8,500,592	10,608,151	17,548,823
Canada	175,686	311,761	441,856
Latin America	60,672	253,096	513,524
Other (Europe and Asia)	16,540	17,836	5,052
Total	34,171,201	35,869,314	55,620,356

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2020 and 2021

Net Sales

Net sales increased 55%, to Ps. 55,620 million in 2021 compared to Ps. 35,869 million in 2020. This increase resulted primarily from a 51% increase in the average price per ton of steel products of 2021 compared to 2020. Total sales outside of Mexico increased 55%, to Ps. 27,560 million in 2021 compared to Ps. 17,746 million in 2020. Total sales in Mexico increased 51%, from Ps. 18,123 million in 2020 to Ps. 28,060 million in 2021.

Shipments of finished steel products increased 2.5%, to 2.504 million tons in 2021, compared to 2.441 million tons in 2020. Total sales volume outside of Mexico of finished steel products increased 2.2% to 1.132 million tons in 2021, compared to 1.108 million tons in 2020, while total Mexican sales increased 2.9%, from 1.333 million tons in 2020, compared to 1.372 million tons in 2021. The average price of steel products increased 51% in 2021 compared to 2020.

Cost of Sales

Our cost of sales increased 36.8%, from Ps. 29,212 million in 2020 to Ps. 39,968 million in 2021, the increase is mainly attributable to a 33.3% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 72% in 2021 and 81% in 2020. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.8 (Ps. 37) per hour in 2021 and U.S.$1.9 (Ps. 37) per hour in 2020, compared to U.S.$23.7 (Ps. 486) and U.S.$34 (Ps. 678) per hour for 2021 and 2020, respectively, at our U.S. operations. Although raw material costs are similar in the United States of America and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 15,652 million in 2021 compared to a Ps. 6,658 million gross profit in 2020. This increase in gross profit is attributable mainly to an increase of 63,000 tons of finished steel products shipped, a 51% increase in the average price of steel products sold, and a 33.3% increase in the average cost per ton of steel products sold. As a percentage of net sales, our gross profit was 28% in 2021 and our gross profit was 18% in 2020.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 1.1%, to Ps. 2,043 million in 2021, compared to Ps. 2,019 million in 2020. The variation of Ps. 24 million corresponds to the decrease of Ps. 210 million in the Mexican segment (mainly legal expenses),a the increase of Ps. 217 million in the Brazil segment and an increase of Ps. 16 million in the US segment. In 2021 and 2020, our general and administrative expenses included Ps. 10.5 million and 11.2 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

Administrative expenses as a percentage of net sales were 4% in 2021 and 6% in 2020. Depreciation and amortization expense were Ps. 256 million in 2021 compared to Ps. 422 million in 2020.

Other (Income) Expense, Net

We recorded other expense, net, of Ps. 77 million in 2021, mainly from account debugging.

We recorded other income, net, of Ps. 547 million in 2020, reflecting (i) income of Ps. 232 million related to the sale of scrap, (ii) income of Ps. 257 million from a tax benefit in our operations in Brazil.

Interest Income

We recorded interest income of Ps. 66 million in 2021 compared to Ps. 108 million in 2020. Mainly to interest charged to affiliated companies.

Interest Expense

We recorded interest expense of Ps. 87 million in 2021 compared to Ps. 54 million in 2020. Mainly from a higher use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange gain of Ps. 325 million in 2021 compared to a foreign exchange loss of Ps. 363 million in 2020; this foreign exchange loss reflected the 2.9% depreciation of the peso against the dollar in 2021.

Income Tax

In 2021 we recorded an income tax provision of Ps. 4,390 million, which included an income tax provision of Ps. 3,818 million and an income tax expense provision for deferred income taxes of Ps. 572 million. In 2020 we recorded an income tax provision of Ps. 2,078 million, which included an income tax provision of Ps. 1,831 million and an income tax expense provision for deferred income taxes of Ps. 247 million.

Our effective income tax rates for 2021 and 2020 were 31.7% and 27.9%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2021 and years thereafter is 30%.

Net Income (Loss)

We recorded net profit of Ps. 9,446 million in 2021, compared to net profit of Ps. 2,798 million in 2020. The net profit for the year 2021 compared to the net profit in 2020 is mainly as a result of (i) a 51% increase in the average price of steel products sold, (ii) a 9% decrease in cost of sales, (iii) the increase in the foreign exchange gain in 2021 to Ps. 325 million compared to the foreign exchange loss of Ps. 363 million in 2020 and (iv) the increase in the provision of income taxes in 2021 to Ps. 4,390 million compared to Ps. 2,078 million in 2020.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2020 and 2021

Net Sales

Net sales increased 51%, to Ps. 29,678 million in 2021 compared to Ps. 19,661 million in 2020. This increase resulted principally from a 46.7% increase in the average price per ton of steel products in 2021 compared to 2020.

Shipments of finished steel products increased 2.9%, to 1.372 million tons in 2021, compared to 1.332 million tons in 2020.

Cost of Sales

Our cost of sales increased 38%, from Ps. 15,459 million in 2020 to Ps. 21,337 million in 2021, this increase is mainly attributable to an increase in the scrap cost. As a percentage of net sales, our cost of sales was 72% in 2021, compared to 79% in 2020.

Gross Profit

Our gross profit increased 98.5%, to Ps. 8,341 million in 2021 compared to Ps. 4,202 million in 2020. This increase is attributable mainly to an increase of 46.7% in the average price of steel products sold, decreased by a higher average cost of sales per ton of 34.1%. As a percentage of net sales, our gross profit was 28% in 2021, compared to 21% in 2020.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 18.8%, to Ps. 908 million in 2021, compared to Ps. 1,118 million in 2020. The decrease was mainly originated by lower legal expenses.

Administrative expenses as a percentage of net sales were 3.1% in 2021 and 5.6% in 2020. Depreciation and amortization expense were Ps. 238 million in 2021 compared to Ps. 283 million in 2020.

Other Expense (Income), Net

We recorded other expenses, net, of Ps. 77.5 million in 2021, reflecting income related to account debugging.

We recorded other income, net, of Ps. 53 million in 2020, reflecting an income related to the sale of scrap,

Interest Income

We recorded interest income of Ps. 65.6 million in 2021 compared to Ps. 107 million in 2020. This interest income corresponds mainly to affiliates.

Interest Expense

We recorded interest expense of Ps. 28.9 million in 2021, corresponding mainly to related party transactions that are not eliminated in the consolidated statement of income, compared to Ps. 5 million of interest income in 2020.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain of Ps. 325 million in 2021 compared to a foreign exchange loss of Ps. 484 million in 2020; this foreign exchange reflected the 2.9% depreciation of the Mexican peso against the dollar in 2021.

Income Tax

In 2021, we recorded an income tax provision of Ps. 2,473 million, which included an income tax provision of Ps. 2,569 million and an income tax provision for deferred income taxes of Ps. 96 million. In 2020, we recorded an income tax provision of Ps. 1,748 million, which included an income tax provision of Ps. 1,460 million and an income tax provision for deferred income taxes of Ps. 288 million.

According to the Income Tax Law in Mexico, the tax rate for 2021 and thereafter is 30%.

Net Income

We recorded net income of Ps. 5,245 million in 2021, compared to net income of Ps. 1,008 million in 2020. This variance is attributable mainly to; (i) an increase of 51% in the average price of steel products sold, (ii) less administrative expenses of Ps. 210 million, (iii) a foreign exchange gain of Ps. 325 million in 2021 compared to Ps. 484 million of foreign exchange loss in 2020 and (iv) a higher income tax provision in 2021 of Ps. 2,473 million compared to Ps. 1,748 million in 2020.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2020 and 2021

Net Sales

Net sales increased 48%, to Ps. 8,217 million in 2021 compared to Ps. 5,549 million in 2020. This increase resulted principally from an increase of 38,000 tons in shipments of finished steel products and a higher average price of steel products.

Shipments of finished steel products increased 16%, to 275,000 tons in 2021, compared to 237,000 tons in 2020.

The average price of steel products in pesos increased 27.7% in 2021 compared to 2020.

Cost of Sales

Our cost of sales increased 26.1%, from Ps. 5,677 million in 2020 to Ps. 7,159 million in 2021, the increase is mainly due to an increase of approximately 38,000 in tons of shipments of finished steel products and the 8.7% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 87% in 2021, compared to 102% in 2020.

Gross Profit (Loss)

Our gross profit was Ps. 1,057 million in 2021 compared to a Ps. 128 million gross loss in 2020. As a percentage of net sales, our gross profit was 12.9% in 2021, mainly attributable to an increase of approximately 38,000 tons of shipments of finished steel products and an increase of 27.7%, approximately, in the average price per ton of steel products sold, compared to a gross loss of (2%) in 2020.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 257 million in 2021, compared to Ps. 241 million in 2020.

Administrative expenses as a percentage of net sales were 3% in 2021 and 4% in 2020. Depreciation and amortization expense were Ps. 27 million in 2021 compared to Ps. 25 million in 2020.

Other Income, Net

We recorded other income, net, of Ps. 454 million in 2021, related to other financial operations.

We recorded other income, net, of Ps. 506 million in 2020, related to scrap metal sold during the period.

Interest Income

We recorded an interest income of Ps. 0 million in 2021 compared to Ps. 0 million in 2020.

Interest Expense

We recorded an interest expense of Ps. 61 million in 2021 compared to Ps. 16 million in 2020.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 0.4 million in 2020 compared to a foreign exchange gain of Ps. 2 million in 2020.

Income Tax

In 2021, we recorded an income tax provision of Ps. 477 million and an income tax profit provision. In 2020, we recorded an income tax provision of Ps. 119 million.

Net Profit

We recorded a net profit of Ps. 716 million in 2021, compared to a net profit of Ps. 4 million in 2020. Our net income in 2021 is attributable mainly to an increase in the average price of steel tons produced of 27.7% and the increase of 38,000 tons in shipments of finished steel products.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2020 and 2021

Net Sales

Net sales increased 66% to Ps. 17,726 million in 2021 compared to Ps. 10,659 million in 2020. This increase resulted principally from a higher average price of finished steel products.

Shipments of finished steel products decreased to 857,000 tons in 2021 compared to 870,500 tons in 2020 (including the shipment of the plants Cariacica and Itauna).

Cost of Sales

Our cost of sales increased to Ps. 11,471 million in 2021 compared to Ps. 8,075 million in 2020. The average cost per ton of steel products sold increased 44.3% compared to 2020. Cost of sales as a percentage of net sales was 65% in 2021, compared to 76% in 2020.

Gross Profit

Our gross profit was Ps. 6,254 million in 2021 compared to Ps. 2,584 million of gross profit in 2020. As a percentage of net sales, our gross profit was 35% in 2021, compared to 24% of gross profit in 2020.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 878 million in 2021 compared to Ps. 661 million in 2020. Administrative expenses as a percentage of net sales were 5% and 6% in 2021 and 2020, respectively. Managerial expenses increased the administrative expenses.

Depreciation and amortization expenses were Ps. 2 million in 2021 compared to Ps. 126 million in 2020.

Other Expense, Net

We recorded other income, net of Ps.2 million in 2021.

We recorded other expense, net, of Ps. 12 million in 2020.

Interest Expense

We recorded an interest expense of Ps. 96 million in 2021 compared to Ps. 66 million in 2020.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 120 million in 2021 this foreign exchange loss reflected the depreciation of the Brazilian real against the dollar in 2021 compared to a foreign exchange loss of Ps. 1,096 million in 2020.

Income Tax

In 2021 we recorded an income tax provision of Ps. 1,440 million compared to Ps. 211 million of income tax provision in 2020.

Net Income (Loss)

We recorded a net income of Ps. 3,722 million in 2021 compared to a net income of Ps. 537 million in 2020. The net income for the year 2021 compared to the net income in 2020 is mainly as a result of an increase of the average price of finished steel products shipped.

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

Cost of Sales

Our cost of sales decreased 3%, from Ps. 30,067 million in 2019 to Ps. 29,212 million in 2020, which decrease is mainly attributable to a 6.5% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 81% in 2020 and 88% in 2019. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 37) per hour in 2020 and U.S.$1.9 (Ps. 36) per hour in 2019, compared to U.S.$34 (Ps. 678) and U.S.$50.6 (Ps. 954) per hour for 2020 and 2019, respectively, at our U.S. operations. Although raw material costs are similar in the United States of America and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Income Tax

In 2020 we recorded an income tax provision of Ps. 2,078 million, which included an income tax provision of Ps. 1,831 million (includes Ps. 554.4 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax expense provision for deferred income taxes of Ps. 247 million. In 2019 we recorded an income tax provision of Ps. 3,276 million, which included an income tax provision of Ps. 2,324 million (includes Ps. 2,324 million of the income tax derived from a review of the Tax Administration System) (SAT) and an income tax provision for deferred income taxes of Ps. 202 million.

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

Cost of Sales

Our cost of sales decreased 2%, from Ps. 30,563 million in 2018 to Ps. 30,067 million in 2019, which decrease is mainly attributable to a 8% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 88% in 2019 and 86% in 2018. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.9 (Ps. 36) per hour in 2019 and U.S.$1.9 (Ps. 36) per hour in 2018, compared to U.S.$50.6 (Ps. 954) and U.S.$55.3 (Ps.1,087) per hour for 2019 and 2018, respectively, at our U.S. operations. Although raw material costs are similar in the United States of America and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

B. Liquidity and Capital Resources

On December 31, 2021, our total consolidated debt was Ps. 6,196 million (U.S.$302,000) of 10 3/4% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADRs and series B shares and raised cash proceeds of approximately Ps. 2,421 million (U.S.$214 million). As of December 31, 2019, we had cash and cash equivalents of Ps. 7,446 million and as of December 31, 2020 we had cash and cash equivalents of Ps. 7,728 million. As of December 31, 2021 we had cash and cash equivalents of Ps. 15,130 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2019, 2020 and 2021:

Principal Cash Flows

	Years ended December 31,
	2019	2020	2021
	(millions of pesos)
Funds provided by operating activities	1,043	3,634	8,387
Funds used in investing activities	(107)	(833)	(1,010)
Funds used in financing activities	(211)	(2,086)	(162)

Our net funds provided by operations were Ps. 8,387 million in 2021 compared to Ps. 3,634 million of net funds provided by operations in 2020. The increase of Ps. 2,591 million in the net funds provided by operations between 2020 and 2019 originated mainly from operations.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 1,010 million in 2021 compared to Ps. 833 million in 2020. In 2021 the acquisition of property, plant and equipment was Ps.1,066 million, we had interest income of Ps. 66 million and other non-current assets used for Ps. 9 million. Our net funds used in investing activities were Ps. 833 million in 2020 compared to Ps. 107 million in 2019. In 2020 the acquisition of property, plant and equipment was Ps.951 million, we had interest income of Ps. 108 million and other non-current assets used for Ps. 11 million.

Our net funds used by financing activities in 2021 were Ps. 162 million, compared to Ps. 2,086 million used by financing activities in 2020. In 2021, there was an decrease of Ps. 74 million in the buy-back of our own shares and we paid interest for Ps. 87 million. Our net funds used by financing activities in 2020 were Ps. 2,086 million, compared to Ps. 211 million used by financing activities in 2019. In 2020, there was an increase of Ps. 42 million in the buy-back of our own shares, we paid dividends of Ps.1,990 and we paid interest for Ps. 54 million.

As of December 31, 2021, we have the following commitments for capital expenditures:

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

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expired on May 31, 2018. The agreement was extended in 2018 through May 31, 2021. Republic recognized income of Ps. 24.6 million (U.S.$1.2 million) and of Ps. 21.9 million (U.S.$1.1 million) from this agreement in 2021 and in 2020, respectively.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$6.3 million (Ps. 124 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2020.

On February 22, 2018, a contract was signed with Primetal Technologies of Italy, the United States of America and Mexico for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. As of January 2021, steel bars are already being produced. Currently, some adjustments are being made to start the production of steel rods and steel profiles. The budget used for this project is U.S.$24 million (Ps. 492 million).

On December 20, 2020, the purchase of the Itauna plant was made by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Real Estate and Real Estate Equipment, located on Rua Clara Chaves street in Villa Santa Maria, city of Itauna, committing to pay R$ 4.0 million reais (U.S. $ 0.7 million) per month, up to a value of R$ 105.0 million reais (U.S. $18.8 million), payments to be made until 2022.

In order to maintain and increase the continuity and quality of the electric supply in all the Group’s clans, the scheme changed from Basic Supply (SSB) to Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. This project only requires modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant. We are seeking to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than our current costs. The cost of this project has been U.S.$1.415 million, as of October 2021. The modernization of the Mexicali plan is ongoing.

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

D. Trend Information

In the first quarter of 2022, net sales increased by 17% as compared to the fourth quarter of 2021. Sales in tons of finished steel increased by 13% in the first quarter of 2022 as compared to the fourth quarter of 2021. Prices of finished products sold in the first quarter of 2022 increased by approximately 3% as compared to the fourth quarter of 2021.

E. Critical Accounting Estimates

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

Management has no near-term plans to restart the facility, except for the Lorain 9/10” Mill, which is in the process of being recommissioned due to market demand for cold heading quality steel (CHQ) and special bar quality steel (SBQ). The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. During 2021 and 2020, the Company invested in certain improvements in the Lorain facility so as to be better prepared to reactivate the plant, with USD$ 15.6 and USD$ 6.0 million recorded to construction-in-progress for the years ended December 31, 2021 and 2020, respectively. The Company has property, plant and equipment with a net book value of approximately U.S.$54.6 (Ps. 1,120 million), U.S.$41.5 (ps. 827 million) and U.S.$41.5 (Ps. 783 million) as of December 31, 2021, 2020 and 2019, respectively, pertaining to the Lorain, Ohio, facility, after recording an impairment charge of U.S. $130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2021, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

		Net Tons	Metric Tons	U.S.$ Cost(1)	Cost U.S.$/MT	Market U.S.$/MT(2)	Market Value(1)
12/31/2019	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$290.00	U.S.$39,602,543.
2020	Sale of Coke	0	0	0
12/31/2020	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$350.00	U.S.$47,789,350.00
2021	Sale of Coke	0	0	0
12/31/2021	Coke inventory	150,509	136,541	U.S.$99,932,739.59	U.S.$731.88	U.S.$465.50	U.S.$63,559,835.50

1)	In 2021 ,the applicable exchange rate was 20.52 per 1 U.S. dollar. In 2020, the applicable exchange rate was 19.93 pesos per 1 U.S. dollar. In 2019, the applicable exchange rate was 18.87 pesos per I U.S. dollar.
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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2020 and 2021, there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2020 and 2021, there was no impairment charge related to the San Luis facilities.

As of December 31, 2021, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 12.7%; and

●	sales: we estimate an increase in sales volume of approximately 31.22% in 2021, mainly attributable to the constant increase in volume due to the industries’ growth. After 2023, no sales increases in volume terms are considered in the valuation model. For the years after 2022, we estimate only an increase in sales prices in line with estimated inflation.

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

Amendments are effective as of 2022:

In May 2020, the following amendments were issued:

Reference to the conceptual framework

IFRS 3.- Business Combinations, the amendments correspond only to refer to the conceptual framework.

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

Also in May 2020, annual improvements to IFRS Standards 2018-2020 were issued, effective January 1, 2022.

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

In February 2021, the following amendments were issued:

IAS 1.- Presentation of financial statements, the modification is that an entity must disclose its material information on accounting policies instead of its significant accounting policies.

IAS 8.- Accounting policies, changes in accounting estimates and errors, this standard is modified to clarify how entities must distinguish between changes in accounting policies and changes in accounting estimates.

In May 2021, the IASB issued an amendment to IAS 12.- Income Tax, which clarifies the accounting for deferred tax on transactions that, at the time of the transaction, give rise to equal taxable temporary differences and deductibles. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions for which entities recognize both an asset and a liability and that give rise to equal taxable and deductible temporary differences. This may be the case for transactions such as leases and decommissioning, restoration and similar obligations. Entities are required to recognize deferred taxes on such transactions.

This Standard modifies IFRS 1.- Adoption for the first time of the International Financial Reporting Standards, to establish that deferred taxes related to leases and dismantling, restoration and similar obligations are recognized by those who adopt for the first time on the date of transition to International Financial Reporting Standards, despite the exemption established in IAS 12.

At the date of issuance of our consolidated financial statements, these new standards have not had any effect on our financial information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors

Our board of directors is responsible for managing our business. Pursuant to our by-laws, the board of directors shall consist of a maximum of 21 but not less than five members elected at an ordinary general meeting of shareholders. Our board of directors currently consists of five directors, each of whom is elected at the annual shareholders’ meeting for a term of one year with an additional period of thirty days, if a successor has not been appointed. The board of directors may appoint provisional directors until the shareholders’ meeting appoints the new directors. Under the Mexican Securities Market Law and our by-laws, at least 25% of our directors must be independent. Under the law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. In compliance with our by-laws and applicable Mexican law, our board of directors meets on a quarterly basis and resolutions adopted by a majority of directors at the meeting are valid resolutions.

Election of the Board of Directors

At each shareholders’ meeting for the election of directors, the holders of shares are entitled pursuant to our by-laws to elect the directors. Each person (or group of persons acting together) holding 10% of our capital stock is entitled to designate one director.

The current members of our board of directors were nominated and elected to such position at the 2021 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

Luis García Limón. Mr. García was born in 1944. He was our chief executive officer and is still a member of our board of directors since 2011. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

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

Name	Position	Position Held Since
Rufino Vigil González	Chief Executive Officer	2001
Mario Moreno Cortez	Finance Coordinator	2012
Armando Rueda Granados	Chief Operating Officer	2021

Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of Operadora de Manufacturera de Tubos, S.A. de C.V., a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. In December 2019 he was appointed general director for Simec.

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our Finance coordinator. From 1998 to 2010, he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno worked in various departments of the financial area within certain of our principal subsidiaries.

Armando Rueda Granados. Mr. Rueda was born in 1965. He is currently our chief operating officer. From 1998 to 2017, he has been working in several operational departments, like machining and laminations. From 2017 to 2021, he worked as operational controller.

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

Role of Mr. Sergio Vigil González:

Mr. Sergio Vigil González is the chief executive officer of Industrias CH, which, together with its wholly-owned subsidiaries, currently hold approximately 1% of our series B shares. Mr. Vigil also functions in a senior management role for the Company, although he holds no formal title at the Company. In this function, Mr. Vigil directs business strategies for the Company, negotiates potential acquisitions and directs intercompany loans, among other things. Our board of directors is aware of Mr. Vigil’s role at the Company and he is formally authorized by specific authority on a case-by-case basis of our board of directors as a signatory of the Company. For example, in May 2018, Mr. Sergio Vigil executed contracts on behalf of the Company with respect to the acquisition and lease transfer of two plants in Brazil from Arcelor Mittal Brasil, S.A. Mr. Vigil does not receive any compensation for his role. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

The business address of our directors and executive officers is our principal executive headquarters.

B. Compensation

For the years ended December 31, 2021 and 2020, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 78.3 million and Ps. 90.6 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

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

Audit and Corporate Practices Committee

Our audit and corporate practices committee (“Audit Committee”) is governed by our by-laws and Mexican law. Our by-laws provide that the audit and corporate practices committee shall be at least three members, all of which must be independent directors. The chairman of the audit and corporate practices committee is elected by our shareholders’ meeting, and the board of directors appoints the remaining members.

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 23, 2021, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.” In accordance with the bylaws of Grupo Simec, the Audit and Corporate Practices Committee is made up exclusively of independent directors and a minimum of 3 members. The Chairman of said Committee is appointed by the Shareholders’ Meeting, and the rest of its members may be appointed by the Board of Directors.

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

Our audit and corporate practices committee met at least quarterly in 2021.

D. Employees

As of December 31, 2021, we had 5,331 employees (3,177 were employed at our Mexico facilities, of whom 1,524 were unionized, 815 were employed at Republic facilities, of whom 620 were unionized and 1,339 were employed at our Brazil plants, of whom 1,248 were unionized) compared to 4,448 employees (2,436 were employed at our Mexico facilities, of whom 1,063 were unionized, 773 were employed at Republic facilities, of whom 599 were unionized and 1,239 were employed at our Brazil plants, of whom 1,148 were unionized) in 2020.

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

We have had good relations with the unions in our facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Republic’s benefit plans to its employees are described below.

Collective Bargaining Agreements

As of December 31, 2021, 76% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW) that was extended in August 2019 through August 15, 2022.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The extended agreement provides that the Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 53 million) to U.S.$0.25 million (Ps. 5 million) beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to U.S.$4.00 (Ps. 83) per hour for each hour worked by USW represented employees. Effective August 16, 2019, the Company is no longer obligated to fund the Benefit Trust.

For the Mexican operations, approximately 48% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 93% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2020 (plant in Pindamonhangaba) and Sindicato dos Trabalhadores nas Industrias Metalúrgicas, Mecânicas, de Material Elétrico e Eletrônico do Estado do Espirito Santo (plant in Cariacica), which expires on September 30, 2022.

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

The Company’s obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S.$1.68 (Ps. 34) per hour for each covered employee’s contributory hours, as defined under the plan.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2021 and 2020, is outlined in the table below.

		Pension Protection Act Zone Status(a)			Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)
Pension Fund	EIN/ Pension Plan Number	2021	2020	FIP/RP Status Pending/ Implemented(b)	2021	2020	2021	2020	Expiration of Collective Bargaining Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$2,038	$2,001	No	No	August 15, 2022

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2021 and 2020 contributions.

VEBA Benefit Trust

Republic is required to make quarterly contributions to the VEBA Benefit Trust as determined by the terms of the USW collective bargaining agreement. The VEBA Benefit Trust is a health and welfare plan for USW retiree healthcare benefits and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974 (ERISA). Under the terms of the extended collective bargaining agreement referred to above, the Benefit Trust contributions have been reduced from U.S.$2.6 million (Ps. 53.3 million) to U.S.$0.25 million (Ps. 5 million) million per quarter, effective August 16, 2016. Effective August 16, 2019, the extended agreement provides for profit sharing contributions based on the Company’s quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $50 million per quarter and 4% of EBT over $50 million per quarter. Effective July 1, 2022, the Company’s contribution to the Benefit Trust will be $4.00 per hour worked by USW represented employees.

For the years ended December 31, 2021 and 2020, the Company recorded expenses of Ps. 10.2 million (U.S.$0.5 million) and Ps. 21.9 million (U.S.$1.1 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 51.3 million (U.S.$2.5 million) and Ps. 61.8 million (U.S.$3.1 million) for the years ended December 31, 2021 and 2020, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2021 and 2020, the Company recorded expense of Ps. 20.5 million (U.S.$1 million) and Ps. 21.9 million (U.S.$1.1 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute. The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBIT over $75 million per quarter. For the year ended December 31, 2021, the Company recorded expenses of $0.5 million related to the profit sharing plan. No expense was recorded during 2020.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2021 and 2020, the profit sharing plan was based upon achieving certain inventory and shipment targets. No expense was recorded during the years ended December 31, 2021 and in 2020.

E. Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76.19% of our series B shares. On May 17, 2022, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 72% of the shares of Industrias CH. Other than Mr. Rufino Vigil, each director and member of senior management beneficially owns less than 1% of our series B shares. In addition, see Item 7.A. “Major Shareholders” for the beneficial share ownership of Industrias CH.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of May 17, 2022, we had 458,618,062 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76.19% of our series B shares. As of May 17, 2022, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 72% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of December 31, 2021.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	74,876,510	15.0%
Treasury Shares	35,194,691	7.1%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

At April 8, 2022, 462,514,523 series B common shares were held in Mexico by approximately 45 shareholders who were record holders in Mexico (several shareholders were not disclosed due to confidentiality) and 12 were ADR record holders in the United States of America. The ADR represent 1,622,691 series B common shares.

B. Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, or are under common control, directly or indirectly, by our controlling shareholder, Industrias CH, S.A.B. de C.V., or its affiliates and/or the Vigil family. These transactions were made on terms that we believe were not less favorable than those obtainable on an arm’s-length basis. See Note 18 to our consolidated financial statements included herein for additional information.

Loans to Related Parties

Our related party transactions include loans made to the following related parties: Perfiles Comerciales Sigosa, S.A. de C.V. (“Sigosa”), Industrias CH, Proyectos Comerciales el Ninzi, S.A. de C.V. (“Ninzi”), Operadora Compañía Mexicana de Tubos S.A de C.V., Compañía Manufacturera de Tubos, S.A. de C.V. and Compañía Laminadora Vista Hermosa, S.A. de C.V.

Sigosa Loan

In 2016, we entered into a loan arrangement with Sigosa, a subsidiary of Industrias CH. The purpose of the loan was to provide funding in connection with a strategic joint venture in the seam-welded tube business line between Tuberías Procarsa, S.A. de C.V. (“Procarsa”), a subsidiary of Industrias CH, and Quality Tube, S.A. de C.V. The funding was provided to Procarsa through a series of intercompany loans amongst subsidiaries of Industrias CH. The loan to Sigosa was memorialized under a current account agreement, dated as of November 30, 2016. The current account agreement provided that the term of the loan was indefinite but could be terminated by either party upon 30 day’s written notice. In addition, the current account agreement provided that amounts advanced under the agreement would bear interest at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%, and that interest will accrue and be payable upon the final repayment and termination of the loan.

As of December 31, 2017, the outstanding balance was Ps. 806.4 million, consisting of outstanding principal of Ps. 721.4, and accrued interest of Ps. 85.0 million (consisting of accrued interest of Ps. 24.6 million in 2016 and Ps. 60.4 million in 2017). As of December 31, 2018, the outstanding balance of the loan was Ps. 579.0 million, resulting from payments in the amount of Ps. 297.0 million during 2018, plus an adjustment of Ps. 4.0 million related to the conversion from U.S. dollars to pesos, plus accrued interest in 2018 of Ps. 65.6 million. During 2019, payments of U.S.$428,367 were received, resulting in a balance pending collection of U.S.$142,268, as of December 31, 2019. In the event that Sigosa fails to repay the outstanding balance, it will be paid by Industrias CH. As of December 31, 2021, there is a balance pending collection derived from loan interest for $154,605 (USD $7,536,068), (balance pending collection as of December 31, 2020 $150,233).

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

Other Loans to Related Parties

In 2017, we made two loans to Industrias CH. The first loan was for U.S.$21.4 million and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. In 2018, we made two additional loans to Industrias CH. The first loan was for U.S.$25.4 million and accrues interest at a rate of TIIE plus 1%. The second loan was for Ps. 186.7 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. The agreed interest rate 2019 for these loans is the equivalent of the Interbank interest rate plus 1 percentage point. These loans were granted in U.S. dollars and pesos. As of December 31, 2021, the outstanding amount, including interest, was Ps.$915,553, and as of December 31, 2020, the outstanding amount was Ps.$858,510. As of December 31, 2021, interest collected from Industrias CH was Ps.$34,400, and as of December 31, 2020, was Ps.$41,000. In pesos $186,752 plus interest of $59,054, plus VAT of $9,449, resulting in a total of $255,255 (as of December 31, 2020, the loan was $186,752 plus interest of $49,404, plus VAT of $7,905, resulting in a total of $244,061).

As of December 31, 2021, we have accounts receivable from related parties of U.S. $44.6 million (Ps. 915.6 million). Additionally, we have another account receivable with Industrias CH in the amount of U.S. $31.6 million ($ Ps. 648.3 million), relating to ISR (Impuesto sobre la renta, or income taxes) balances recoverable from certain subsidiaries that until 2013 were consolidated for tax purposes.

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

The Company entered a loan agreement with Perfiles Comerciales Sigosa, S.A. of C.V.. The principal balance accrued interest. The outstanding principal and accrued interest on this loan was Ps.$154,605, and as of December 31, 2021, the outstanding amount was Ps.$150,233.

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

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2019, 2020 and 2021 such purchases totaled, Ps. 438 million, Ps. 0 million, and Ps. 0 million, respectively. In addition, in 2019, 2020 and 2021 we sold Ps. 250 million, Ps. 0 million and Ps. 0 million of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arms-length basis.

As of December 31, 2021, we have accounts payable corresponding to the purchase of finished products from the following related parties: Sigosa Aceros, S.A. de C.V. in the amount of Ps.48.0 million, Ferrovisa, S.A. de C.V. in the amount of Ps. 7.5 million, Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps. 7.2 million, Industrias CH in the amount of Ps. 214.3 million, Comercializadora Sigosa, S.A. de C.V. in the amount of Ps. 2.5 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 2.0 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 11.6 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 3.8 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 7.2 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 0.4 million, Operadora Compañía Mexicana de Tubos, S.A. de C.V. in the amount of Ps.7.1 million and other related parties in the amount of Ps.1.2 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements are indefinite. We make payments to Industrias CH on a monthly basis. Under the service agreement, in 2019, 2020 and 2021, we paid Ps. 24 million, Ps. 199 million and Ps. 113 million, respectively, to Industrias CH.

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

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate is being challenged by our lawyers. As of May 11, 2022, our lawyers state that the dispute is in its early stage and no outcome is possibly predicted.

United States of America and Canada

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

In connection with a sales and use tax audit by the Ohio Department of Taxation covering the period from January 1, 2009 through December 31, 2012, an assessment of U.S.$2.5 million (Ps. 47.2 million) (including interest of $0.4 million, Ps. 7.6 million) was issued against Republic on December 9, 2016. The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, appealing the assessment with the Ohio Board of Tax Appeals. The Company’s position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers. Due to the nature of this matter and its early stages, the Company is unable to determine the amount of loss, if any, it may sustain. Accordingly, the Company has not recorded an expense in 2021 or 2020 recognizing the assessment or any estimated settlement amount.

Related to the agreement signed on December 14, 2018, with the SEC to correct 4 internal control weaknesses reported in the 20-F form of 2018, the international firm Protiviti was hired as independent consultant to assess the implemented internal controls, to ensure that transactions made are correctly recorded in accordance with Mexican and other countries laws, where the company operates.

The external auditors of Marcelo de los Santos y Cía., S.C., who reviewed the 2021 financial statements gave an unqualified opinion on this matter.

The tax authorities in the United States of America have the right to review the previous three years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

For the years 2015-2016 and 2017-2018, the Canada Revenue Agency (CRA) estimated a tax on sales omitted by Republic of U.S.$4.1 million plus interest for the 2015-2016 period and of U.S.$6.4 million plus interest for the period 2017-2018. Republic does not agree on the amounts and has filed an Objection notice on September 2018 and July 2019, respectively. This was solved favorably during the year ended December 31, 2021.

The tax authorities in Canada have the right to review the previous four years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Our operations in the United States of America and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

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

Therefore, on April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received pursuant to which PS was required, in the absence of obtaining permission from the Mexican authorities, to present a program for transporting the pile of contaminated soil classified as RCRA to an authorized confinement in the United States of America at the latest on April 22, 2015. This letter warned that PS must ship the stack no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

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

On January 5, 2016, the Attorney General and PS filed a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay U.S.$138,000 as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

●	PS agreed to remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the RCRA stack, exceed the limits set by the State of California. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Agreement was extended in August 10, 2018, for an additional period of two years, effective December 2018 and ending August 10, 2020.

●	PS shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising therefrom, which were entered in the same court in 2004. PS is working to develop a “corrective measures study” (CMS) that is intended to develop a plan for determining what remedy will be implemented at the site. As of December 31, 2021, it is not yet clear what the appropriate remedy will be, when the CMS will be completed, how long remediation will take, and how much it will cost.

Environmental Liabilities

As is the case with most steel producers in the United States of America, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2021 and 2020, we had a reserve to cover probable environmental liabilities totaling Ps. 51.3 million (U.S.$2.5 million) and Ps. 49.8 million (U.S.$2.5 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2021 and 2020, the current and non-current portions, Ps. 20.5 million (U.S.$1 million) and Ps. 19.9 million (U.S.$1 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The Company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

Brazil

On September 5, 2017, Grupo Simec and GV do Brasil were notified of an arbitration procedure brought by SMS Concast before the International Court of Arbitration (ICC), in which the payment of U.S.$1.4 million is requested (Ps.27.6 million), plus additional expenses, for additional costs incurred in the construction and assembly of the steel plant area in Brazil. On November 6, 2017, the Company filed a response, suing SMS Concast for various items that amount to U.S.$5 million (approximately Ps. 98.3 million) approximately. On February 26, 2020 the arbitrators sentenced our companies to individual and joint payments of various amounts and in different currencies. In March 2021, it was agreed with the actor to terminate the matter by paying U.S. $450,000, after several date changes, the payment was made on July 8, 2021.

The tax authorities in Brazil have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Dividends and Dividend Policy

It has not been our policy to consistently pay dividends. At the Ordinary General Shareholders’ Meeting held on February 10, 2020, a Ps. 1,990 million dividend was approved from the net tax profit account for the profits generated until December 31, 2013, which was paid in full on March 10, 2020. Aside from this dividend, because we intend to devote a substantial portion of our future cash flows to funding our expansion plan and working capital requirements, we do not currently expect to pay additional dividends in the near future. We may consider paying dividends in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of any future debt instruments that might limit our ability to pay dividends. For a description of shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, see Item 10.B. “Memorandum and Articles of Association – Dividends and Distributions.”

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

Calls for shareholders’ meetings must be published in the official gazette of the state of Jalisco or any major newspaper located in the City of Guadalajara, Jalisco, at least 15 calendar days prior to the date of the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them, provided that calls made by the board of directors or the Audit Committee must be signed by the chairman, the secretary or a special delegate appointed by the board of directors or the Audit Committee as appropriate, for that purpose. Shareholders’ meetings will be validly held and convened without the need of a prior call or publication whenever all the shares representing our capital are duly represented.

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

In our Ordinary Shareholders Meeting held on September 14, 2016, an increase in the reserve for repurchase of shares of Ps. 1,000 million was approved and the total reserve at December 31, 2017, amounts to Ps. 2,000 million. In our Ordinary Shareholders

Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2015, we repurchased 63,697,541 shares, of which 57,450,890 we resold. At December 31, 2016, we had 122,884 treasury shares. In the year 2016 we registered a gain of Ps. 507.7 million in the repurchase of shares. In 2017, we repurchased 5,143,680 shares, and we resold 1,604,000. At December 31, 2017, we had 3,662,564 treasury shares. In the year 2017 we registered a loss of Ps. 22.8 million in the repurchase of shares. In 2018, we repurchased 27,553,643 shares, and we resold 150,000. At December 31, 2018, we had 31,066,207 treasury shares. In the year 2018 we registered a loss of Ps. 4.2 million in the repurchase of shares. In 2019, we repurchased 2,663,719 shares, and we did not resold any. At December 31, 2020, we had 34,223,573 treasury shares. In 2020, we did not register a gain or loss in the repurchase of shares. At December 31, 2021, we had 35,194,691 treasury shares. In 2021, we did not register a gain or loss in the repurchase of shares.

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

Pursuant to the rules and regulations of the New York Stock Exchange, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the New York Stock Exchange must maintain an audit committee comprised entirely of independent directors as defined in the United States of America federal securities laws. Further, independent directors are required to meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

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

Under Delaware law, holders of a majority of the outstanding stock entitled to vote and, if so, provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the by-laws of a corporation.

C.	Material Contracts

None.

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

The following summary contains a description of the material U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of the series B shares or ADSs by a “non-Mexican holder” (as defined below) that is an individual citizen or resident of the United States of America, a corporation created or organized in or under the laws of the United States of America or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more United States of America persons (as defined in the U.S. Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust) (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to an owner of the series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold the series B shares or ADSs as capital assets and use the U.S. dollar as their functional currency and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our outstanding shares (measured by vote or value). In addition, the summary does not address the effects of the U.S. Medicare tax on net investment income, the indirect effects on persons who hold equity interests in a holder, or any U.S. or Mexican state or local tax considerations that may be relevant to U.S. holders. This summary also does not address U.S. federal income tax consequences applicable to U.S. holders that are subject to special tax rules, such as certain U.S. expatriates, REITs, RICs, banks, securities or currency dealers, traders in securities that mark their securities to market, insurance companies, tax-exempt entities, persons liable for the alternative minimum tax, taxpayers that are required to prepare certified financial statements or file financial statements with certain regulatory or governmental agencies, persons that hold ADSs or series B shares as a hedge or as part of a straddle, conversion transaction or other risk reduction transaction for tax purposes, estates and trusts, partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes. If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds the series B shares or ADSs, the tax treatment of such partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding series B shares or ADSs, and partners in such partnerships should consult their own tax advisors regarding the tax consequences of an investment in series B shares or ADSs.

The summary is based upon the federal income tax laws of the United States of America and Mexico as in effect and available on the date of this annual report, including the provisions of the income tax treaty between the United States of America and Mexico and protocol thereto (the “Tax Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law. Prospective investors in the series B shares or ADSs should note that no rulings have been or are expected to be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Prospective investors in the series B shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the series B shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2021. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2021, or at the rate mentioned above, as the case may be.

U.S. Federal Income Tax Considerations

The gross amount of any distributions paid with respect to the series B shares or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and generally will be includible in the gross income of a U.S. holder as ordinary income on the date on which the distributions are received by the U.S. holder, in the case of series B shares, or the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by non-corporate U.S. holders (including individuals) with respect to the series B shares and ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the series B shares and ADSs generally will be treated as qualified dividends if (A) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (B) (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States of America that the IRS has approved for the purposes of the qualified dividend rules or (ii) the series B shares or ADSs, as applicable, are readily tradable on an established securities market in the United States of America. The Tax Treaty has been approved for the purposes of the qualified dividend rules and we believe that we are eligible for the benefits of the Tax Treaty. Further, as discussed below, we do not believe that we are a PFIC. Therefore, we believe that dividends paid to a non-corporate U.S. holder with respect to the series B shares and ADSs generally will be treated as qualified dividends. U.S. holders should consult their own tax advisors in this regard in light of their particular circumstances.

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

Distributions, which will be made in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by such U.S. holder, in the case of series B shares, or by the depositary, in the case of ADSs, whether or not they are converted into U.S. dollars. If the pesos received as a dividend are converted into U.S. dollars on the date they are received, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a U.S. federal income tax basis in the pesos equal to their United States of America dollar value on the date of receipt. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to receipt.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2021 of gains realized from the disposition.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2019, 2020 and 2021 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

U.S. Backup Withholding Tax and Information Reporting Requirements

In general, information reporting requirements will apply to certain payments to a U.S. holder of dividends in respect of the series B shares or ADSs or the proceeds received on the sale or other disposition of the series B shares or ADSs that are paid to such U.S. holder within the United States of America (and in certain cases, outside the United States of America), unless such U.S. holder is an exempt recipient. A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number to the paying agent or fails to establish an exemption or otherwise comply with these provisions. Amounts withheld as backup withholding tax will be creditable against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in U.S. dollars. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, devaluation of the Mexican peso has been 4% lower than the Mexico’s inflation.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we have in the past, and may in the future, used derivative financial instruments, which consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. As of December 31, 2021, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2021 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100 basis point increase in interest rates and a 10% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2021. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 100 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

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

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2021 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2021. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2021.

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

Our principal executive officer (CEO) and our principal financial officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our internal control over financial reporting was not effective, bearing in mind the weaknesses in our internal control over financial reporting discussed below.

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

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control - Integrated Framework. Based on its assessment and those criteria, our management identified only the following internal control material weaknesses (mainly related to Information Technology); and therefore determined that internal controls over financing reporting were not effective on December 31, 2021.

Deficiencies detected at group level:

●	Information Technology (IT) environment monitoring is not adequate and there are deficiencies in controls.

●	Lack of implementation of Disaster Recovery Plan for IT environment.

●	Lacks of documented plan with respect to the continuity of trade operations in the event of a disruption of the information technology environment.

Deficiencies detected in Mexico segment:

●	Fails in IT controls related to system access and segregation of duties.

●	General information technology controls have not been monitored and implemented in a timely and adequate manner.

Deficiencies detected in Brazil segment:

●	There is no adequate staff to define the appropriate accounting and tax treatment of complex or unusual operations.

Deficiencies detected in United States segment:

●	Fails in IT controls related to: Systems applications access for new and former employees, lack of detailed review of accesses and privileges, lack of security information policies and lack of detailed testing to mitigate unacceptable risks.

C.	Attestation Report of the Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo Simec, S.A.B. de C.V., and subsidiaries (the Company’s) internal control over financial reporting as of December 31,2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). (The COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weaknesses that has been identified as a material weakness in the accompanying Management´s Report:

The group level:

- Control monitoring concerning the Company’s IT environment is inadequate and identified control deficiencies are not resolved in timely manner.

- The Company lacks an appropriate disaster recovery plan, and there may not be sufficient documentation for a rapid recovery in the case of an incident.

- The Company lacks documented plan with respect to the continuity of trade operations in the event of a disruption of the information technology environment.

México segment:

- The segment lacks effective information technology controls related to systems access, functional access within the systems, and segregations of duties.

- The segment’s general information technology controls have not been monitored and implemented in a timely and adequate manner.

Brazil segment:

-Lack of enough efforts to be applied in studying and defining the most appropriate accounting and tax treatment of complex or unusual transactions with relevant impact on the financial reportings, what should include listening to the opinion of external experts as necessary so that the best decisions are made and in the shortest possible time. Also, within the same context, lack of technical training to be offered to the company’s accounting and tax teams for this kind of transactions.

United States segment:

- (1) The lack of effective IT controls related to system access concerning former employees and verification that new employees are granted appropriate levels of system access; (2) The failure to conduct detailed access and privilege review; (3) The lack of a detailed overall information security policy, network diagram and inventory of assets and software on the system; (4) The absence of vulnerability or penetration testing performed at the Company; (5) The lack of centralized keycard access to all Company server rooms; and (6) An information technology risk assessment detailing known risks to the organization and mitigating controls or internal testing to combat unaccepted risks.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in Stockholders´equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2021, consolidated financial statements, and this report does not affect our report dated May 17, 2021, which expressed an unqualified opinion thereon.

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

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Carlos de los Santos Anaya

San Luis Potosí, S.L.P., México
May 17, 2021

D.	Changes in Internal Control Over Financial Reporting

As a result of the effectiveness assessment of our internal controls for the year ended December 31, 2021, taking into account the deficiencies identified during that period, our senior management is engaged in implementing monitoring and updating plans and procedures to address these deficiencies, with particular attention to those related to Information Technology environment.

Our efforts will begin looking for alternatives to solve deficiencies on information technology environment. The Brazil segment will hire an external advisor to assist us with complex accounting and tax treatments, or unusual transactions with relevant impact on the financials reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that it has at least one “audit committee financial expert,” as defined in Item 16.A of Form 20-F, serving on the Audit Committee. Raúl Arturo Pérez Trejo is the director whom the board of directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Pérez’s experience and understanding with respect to certain accounting and auditing matters. For more information about Mr. Trejo’s relevant experience see Item 6.A. “— Directors and Senior Management.”

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2020 and 2021, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16 C. Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2021.

Audit Fees. We paid Ps. 12.3 million (U.S.$0.6 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2021, which are included in this annual report. We paid Ps. 12.0 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2020, which are included in this annual report. We paid Ps. 6.6 million (U.S.$0.32 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States of America segment for the year ended December 31, 2021. We paid Ps. 6.6 million (U.S.$0.33 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States of America segment for the year ended December 31, 2020. We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2021. We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2020.

Audit Related Fees. In 2021 and 2020, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2021 and 2020, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., Moore Global Network Limited or Moore Global Lima Lucchesi in 2021 and 2020.

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

The Audit Committee approved all of the services incurred in 2020 and 2021, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2021.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19. Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated Bylaws (estatutos sociales) of the registrant.

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Receipts.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Receipts.

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States of America Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.

***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Rufino Vigil González
Rufino Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: May 17, 2022

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2021, and 2020, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 17, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the impairment assessment, included testing of the process used to develop the estimate of the value-in-use of the cash generating unit; assess the adequacy of the discounted cash flow model; test the integrity, precision and relevance of the underlying data used in the model; and evaluate the important assumptions used, including sales volumes and prices, production costs, and the growth rate for the year, involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the cash-generating unit (ii) consistency with market and industry data, and (iii) whether assumptions were consistent with evidence obtained in other areas of the Audit.

Marcelo de los Santos y Cía., S.C.	San Luis Potosí, S.L.P., México May 17, 2022
Member of Moore Global Network Limited	ID 3281

/s/ Carlos de los Santos Anaya

We have served as the Company’s auditor since 2016.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2021 and 2020

(In thousands of Mexican pesos)

	Note	2021	2020
Assets
Current assets:
Cash and cash equivalents	6	$15,130,192	$7,727,698
Trade receivables, net	7	6,418,157	5,072,869
Related parties’ receivables	18	70,232	52,706
Recoverable taxes	8	454,758	1,029,808
Other receivables, net		443,140	551,955
Prepaid expenses		1,505,893	854,353
Inventory	9	11,748,113	9,073,599
Total current assets		35,770,485	24,362,988

Non-current related parties’ receivables	18	648,281	648,281
Non-current loans to related parties	18	1,070,158	1,008,743
Non-current inventory, net	9	1,528,330	1,210,327
Property, plant and equipment, net	10	16,012,749	15,950,352
Intangible assets and other non-current assets, net	11	2,312,569	2,322,956
Total assets		$57,342,572	$45,503,647

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	12	$6,196	$6,020
Accounts payable trade	13	6,910,451	5,347,325
Related parties payable	18	312,913	351,511
Other accrued liabilities	13	1,060,864	1,266,512
Payable tax		560,965	217,431
Income tax		2,210,535	1,237,967
Total current liabilities		11,061,924	8,426,766

Non-current liabilities:
Employee benefits	14	162,843	161,864
Deferred income tax	15	4,105,124	3,638,521
Other liabilities		212,613	257,837
Total Non-current liabilities		4,480,580	4,058,222
Total liabilities		15,542,504	12,484,988

Contingencies and Commitments	23 and 24	-	-

Stockholders’ equity:	16
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		30,239,277	20,795,069
Repurchase of own capital stock reserve		2,823,851	2,898,348
Cumulative effect by translation of foreign subsidiaries		1,288,278	1,881,731
Total controlling interest		41,758,907	32,982,649
Non-controlling interest	17	41,161	36,010
Total stockholders’ equity		41,800,068	33,018,659
Total liabilities and stockholders’ equity		$57,342,572	$45,503,647

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos, except income per share figures)

	Note	2021	2020	2019
Net sales		$55,620,356	$35,869,314	$34,171,201
Cost of sales	19	(39,968,186)	(29,211,724)	(30,067,141)

Gross profit		15,652,170	6,657,590	4,104,060

Administrative expenses	19	(2,042,642)	(2,019,328)	(1,637,425)
Other income (expense), net	20	(77,406)	546,749	(136,582)
Interest income		65,948	107,826	145,995
Interest expense		(87,445)	(53,746)	(55,049)
Foreign exchange loss, net		325,011	(363,164)	(784,583)
Income before income taxes		13,835,636	4,875,927	1,636,416

Income taxes	15	(4,389,769)	(2,077,844)	(3,276,274)

Net income (loss) for the year		9,445,867	2,798,083	(1,639,858)

Comprehensive (loss) for the year:
Translation effects of foreign subsidiaries		(589,961)	(357,217)	(1,103,310)

Total other comprehensive (loss) for the year, net of income taxes		(589,961)	(357,217)	(1,103,310)

Comprehensive income (loss) for the year, net of tax		$8,855,906	$2,440,866	$(2,743,168)

Net income (loss) attributable to:
Controlling interest		$9,444,208	$2,798,188	$(1,635,909)
Non-controlling interest		1,659	(105)	(3,949)

Net income (loss) for the year		$9,445,867	$2,798,083	$(1,639,858)

Comprehensive income (loss) attributable to:
Controlling interest		$8,850,755	$2,429,656	$(3,091,337)
Non-controlling interest		5,151	11,210	348,169

Comprehensive income (loss) for the year		$8,855,906	$2,440,866	$(2,743,168)

Income per share:
Weighted average shares outstanding (in thousands of shares)		462,810	463,483	465,069

Income (loss) per share (controlling interest) (Mexican pesos)	4-n	$20.41	$6.04	$(3.52)

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Cumulative translation effects in foreign subsidiaries	Total controlling Interest	Non-controlling Interest	Total stockholders’ equity
Balance at January 1, 2019	$2,832,268	$4,575,233	$21,622,790	$3,096,390	$3,705,691	$35,832,372	$(323,369)	$35,509,003

Repurchase of own capital stock, net				(156,058)		(156,058)		(156,058)

Comprehensive income (loss)			(1,635,909)		(1,455,428)	(3,091,337)	348,169	(2,743,168)

Balance at December 31, 2019	$2,832,268	$4,575,233	$19,986,881	$2,940,332	$2,250,263	$32,584,977	$24,800	$32,609,777

Repurchase of own capital stock, net				(41,984)		(41,984)		(41,984)

Dividends paid			(1,990,000)			(1,990,000)		(1,990,000)

Comprehensive income (loss)			2,798,188		(368,532)	2,429,656	11,210	2,440,866

Balance as of December 31, 2020	$2,832,268	$4,575,233	$20,795,069	$2,898,348	$1,881,731	$32,982,649	$36,010	$33,018,659

Repurchase of own capital stock, net				(74,497)		(74,497)		(74,497)

Comprehensive income (loss)			9,444,208		(593,453)	8,850,755	5,151	8,855,906

Balance as of December 31, 2021	$2,832,268	$4,575,233	$30,239,277	$2,823,851	$1,288,278	$41,758,907	$41,161	$41,800,068

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Mexican pesos)

	2021	2020	2019
Operating activities:
Net income (loss) for the year	$9,445,867	$2,798,083	$(1,639,858)
Adjustments for:
Depreciation and amortization	1,175,108	1,452,271	1,108,629
Employee benefits	979	12,072	41,598
Allowance for doubtful accounts			5,320
Interest income from investing activities	(65,948)	(107,826)	(145,995)
Interest expense from financing activities	87,445	53,746	55,049
Unrealized foreign exchange loss (gain), net			18,030
Income tax	4,389,769	2,077,844	3,276,274
	15,033,220	6,286,190	2,719,047
Changes in operating assets and liabilities:
(Increase) / decrease in Trade receivables	(1,807,289)	(795,682)	515,726
Decrease / (increase) in Related parties receivables	(78,941)	98,874	(58,523)
(Increase) / decrease in Inventory	(2,715,001)	(777,419)	1,812,770
(Increase) in Other receivables, recoverable taxes and prepaid expenses	(31,192)	(1,727,200)	(4,185,306)
Increase/ (decrease) in Accounts payable trade	836,406	1,066,393	(151,986)
(Decrease)/increase in Related parties payables	(38,598)	(113,155)	(93,065)
(Decrease)/increase in Accounts payable other and accrued liabilities and taxes other than income taxes	(2,811,273)	(404,126)	484,090
Net cash flows provided by operating activities	8,387,332	3,633,875	1,042,753

Investing activities:
Acquisition of property, plant and equipment	(1,066,422)	(951,205)	(1,271,420)
Decrease (increase) in other non-current assets	(9,199)	10,708	(52,293)
Collection of loans to related parties			1,071,032
Interest income collected	65,948	107,826	145,995
Net cash flows (used) provided by investing activities	(1,009,673)	(832,671)	(106,686)

Financing activities:
Repurchase and placement of own capital stocks, net	(74,497)	(41,984)	(156,058)
Dividends paid		(1,990,000)
Interest expense	(87,445)	(53,746)	(55,049)
Net cash flows used in financing activities	(161,942)	(2,085,730)	(211,107)

Increase (decrease) in cash and cash equivalents	7,215,717	715,474	724,960
Cash and cash equivalents at beginning of year	7,727,698	7,446,447	6,987,241
Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	186,777	(434,223)	(265,754)

Cash and cash equivalents at end of year	$15,130,192	$7,727,698	$7,446,447

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
For years ended December 31, 2021, 2020 and 2019
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

2.	Significant events

a.	On June 11, 2021, a contract was signed for the purchase of fixed assets from Kobelco, for USD $10.0 million, for wire production, located in Silao Guanajuato. (CHQ Wire Mexico, S.A. de C.V.)

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2021.

International Financial Reporting Standards, not in force yet.

Following are the amendments that could have an effect on Simec financial information, which were issued by the IASB (International Accounting Standards Board) but are not yet effective as of the date of these financial statements.

Amendments are effective as of 2022:

In May 2020, the following amendments were issued:

Reference to the conceptual framework

IFRS 3.- Business Combinations, the amendments correspond only to refer to the conceptual framework.

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

Also in May 2020, annual improvements to IFRS Standards 2018-2020 were issued, effective January 1, 2022.

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

In February 2021, the following amendments were issued:

IAS 1.- Presentation of financial statements, the modification is that an entity must disclose its material information on accounting policies instead of its significant accounting policies.

IAS 8.- Accounting policies, changes in accounting estimates and errors, this standard is modified to clarify how entities must distinguish between changes in accounting policies and changes in accounting estimates.

In May 2021, the IASB issued an amendment to IAS 12.- Income Tax, which clarifies the accounting for deferred tax on transactions that, at the time of the transaction, give rise to equal taxable temporary differences and deductibles. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions for which entities recognize both an asset and a liability and that give rise to equal taxable and deductible temporary differences. This may be the case for transactions such as leases and decommissioning, restoration and similar obligations. Entities are required to recognize deferred taxes on such transactions.

This Standard modifies IFRS 1.- Adoption for the first time of the International Financial Reporting Standards, to establish that deferred taxes related to leases and dismantling, restoration and similar obligations are recognized by those who adopt for the first time on the date of transition to International Financial Reporting Standards, despite the exemption established in IAS 12.

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

Consolidation basis – The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and the entities controlled by the Company (its subsidiaries). Control is obtained when the company possesses the power to govern the financial and operative policies of an entity in order to obtain benefits from its activities. The results of subsidiaries acquired or sold during the year are included in the consolidated statements of comprehensive income from the date of acquisition or up to the date of sale, as the case may be. Total comprehensive income (loss) of subsidiaries is attributed both to the Company and to the non-controlling interests even if the non-controlling interests have a deficit balance.

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

As of December 31, 2021, and 2020, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
	2021	2020
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (8)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (8)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (8)	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (8)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (8)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V.	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Gases Industriales de Tlaxcala, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V. (9)	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V. (2)	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (7)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2) (7)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.

(2)	Company incorporated in 2018

(3)	ICH owns 0.59% of the shares in this company at December 31, 2020.

(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

(7)	Companies established in Brazil.

(8)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V. and Corporativos G&DL, S.A. de C.V. which only have lost 2/3 of their capital stock.

(9)	Company incorporated in 2017.

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2021	20.52
Current exchange rate as of December 31, 2020	19.95

Average exchange rate for the year ended December 31, 2021 (*)	20.28
Average exchange rate for the year ended December 31, 2020 (*)	21.49

Current exchange rate as of May 17, 2022	20.14

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations – Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 136,541 metric tons (MT) of coke inventory valued at 1,304 million Mexican pesos (average of USD$ 465.5/MT) on hand at December 31, 2021 and 136,541 MT of coke inventory valued at 953 million Mexican pesos (average of USD$ 350/MT) on hand at December 31, 2020 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

g.	Leases – IFRS 16 “Leases”. These provisions consist of recognizing an asset for the right to use the underlying asset and a liability for the lease thereof on the start date of the lease. The right-of-use asset is valued at acquisition cost less accumulated depreciation and, where appropriate, impairment losses; the Lease Liability is valued at the present value of future lease payments to be made and any other payment for the right to use the underlying asset in the lease term that has not been made at the start date of the lease. The company applied the exception established in paragraph 5 of IFRS 16, where the lease agreements signed are short-term and there is no reasonable certainty that they would be extended after their expiration.

h.	Costs for loans – Costs for loans directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

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

n.	Earnings per share – Income per share is calculated by dividing net income or loss related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes – Income taxes represents the sum of the tax currently payable and deferred taxes.

-	Current tax – The Company incurs Income Tax (ISR) (See note 15) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax – Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

v.	Financial information by operating segment – An operating segment is an identifiable component of the Company that performs business activities, from which it may earn revenues and incur expenses, including those income and expenses related to transactions with other components of the entity and upon which the company has separate financial information that is evaluated regularly by the Board of Directors, in making decisions to allocate resources and assess segment performance.

w.	Environmental liabilities – The Company and other steel companies are subject to stringent environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. The Company established a liability for an amount which the Company believes is appropriate, based on information currently available, to cover costs of environmental remediation it deems probable and estimable. The liability represents an estimate of the environmental remediation costs associated with the required future steps of remediation, based upon management’s evaluation of probable outcomes. These estimates are based on currently available facts, existing technology and presently enacted laws and regulations. The precise timing of remediation activities cannot be reliably determined at this time due to the absence of any deadlines for remediation under the applicable environmental laws and regulations pursuant to which such remediation costs will be expended. Accordingly, the Company has not discounted its environmental liabilities. Currently no claims for recovery are netted against the recorded liabilities.

x.	Cost of sales and expenses by function – The Company classifies its costs and expenses by function in the Consolidated Statements of Comprehensive Income, according to accepted practices for the industry in which it operates.

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

a.	Critical accounting judgments – The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency – The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key information for estimates – The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for doubtful accounts – Management applies judgment at each balance sheet date creating an allowance for doubtful accounts, in order to show the possible financial loss caused by the inability of customers to make the corresponding payments. The Company calculates its allowance based on the accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable.

-	Net realizable value of inventory – At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use – Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment – As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits – The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and (iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies – The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets – The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments – The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2021 and 2020 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2021	2020
Cash	$2,065,311	$6,971,175
Cash equivalents (1)	13,064,881	756,523
	$15,130,192	$7,727,698

(1)	Cash equivalents are investments with initial original maturities of less than 90 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customers are reviewed twice a year. On December 31, 2021 and 2020 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2021	2020
30 - 60 days	$355,633	$164,646
61 - 90 days	62,387	22,288
91 + days	93,504	245,420
Total	$511,524	$432,354

During the years ended December 31, 2021 and 2020, the movement in the allowance for doubtful accounts was as follows:

	2021	2020
Balance at beginning of year	$233,355	$237,098
Provisions	22,247
Cancellation		(415)
Account recoveries	(2,708)	(1,333)
Translations effects	(28,325)	(1,995)
Balance at end of year	$224,569	$233,355

The Company recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. In determining the non-recoverable portion of accounts receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is minimum, due to the fact that the customer base is large and unrelated.

8.	Recoverable taxes

	December 31,
	2021	2020
Value Added Tax	$100,838	$534,760
Income Tax	353,325	494,603
Other	595	445
	$454,758	$1,029,808

9.	Inventories

Current inventory:

	December 31,
	2021	2020
Finished goods	$2,772,167	$2,302,443
Work-in-process	355,830	96,174
Billets	2,255,933	2,232,736
Raw materials and supplies	5,092,292	2,817,090
Materials, spare parts and rollers	1,271,891	1,233,282
Materials in-transit	0	391,874
	$11,748,113	$9,073,599

Non-current inventory:

	December 31,
	2021	2020
Coke	$1,303,975	$952,690
Spare parts	62,092	72,139
Rollers	162,263	185,498
Finished goods	353,095	353,095
	1,881,425	1,563,422
Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,528,330	$1,210,327

The Company has $ 1,303,975 and $ 952,690 of coke inventory on hand as of December 31, 2021 and 2020 respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As of March 2022, management considers that there will be recovery in the industries in which the Company operates; this would result in the blast furnace being restarted in the future. However, the Company has recorded an impairment to the blast furnace resulting in a book value of zero. The Company has continued incurring certain costs to maintain the assets in Lorain, including the blast furnace and the coke; such costs are expensed as incurred. In order to restart the blast furnace the Company will incur expenses for the restoration of the equipment, and there is still uncertainty on the date on which the blast furnace will restart operation, if ever The Company cannot offer any guarantee of the eventual restarting of the blast furnace or when conditions will become economically feasible to do so.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total
Balance to January 1, 2020	$1,291	$5,138	$28,926	$161	$141	$1,371	$37,028
Additions	20	323	525			83	951
Reclassifications		94	334			(428)
Conversion adjustments	5	(115)	(148)		3	(11)	(266)
Balance as of December 31, 2020	$1,316	$5,440	$29,637	$161	$144	$1,015	$37,713
Additions	119	14	569	1	5	358	1,066
Reclassifications
Conversion adjustments	(4)	(44)	(12)			303	243
Balance as of December 31, 2021	$1,431	$5,410	$30,194	$162	$149	$1,676	$39,022

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total
Balance as of January 1, 2020	1,082	$19,047	$85	$77	$20,291
Depreciation expense	152	1,283	2	4	1,441
Conversion effects	(21)	52	(1)	0	30
Balance as of December 31, 2020	1,213	$20,382	$86	$81	$21,762
Depreciation expense	46	1,127	2	0	1,175
Conversion effects	(9)	82	(2)	1	72
Balance as of December 31, 2021	$1,250	$21,591	$86	$82	$23,009

The depreciation expense for the years ended December 31, 2021, and 2020 amounted to $ 1,175,108 and $ 1,441,021, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total
Balance as of December 31, 2019	$1,291	$4,056	$9,879	$76	$64	$1,371	$16,737

Balance as of December 31, 2020	$1,316	$4,227	$9,255	$75	$63	$1,015	$15,951

Balance as of December 31, 2021	$1,431	$4,160	$8,603	$76	$67	$1,676	$16,013

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

This facility was idled in June of 2015 and management has no near-term plans to restart the facility, except for the Lorain 9/10” Mill, which is in the process of being recommissioned due to market demand for cold heading quality steel (CHQ) and special bar quality steel (SBQ). The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. During 2021 and 2020 the Company invested in certain improvements in the Lorain facility so as to be better prepared to reactivate the plant, with USD$ 15.6 and USD$ 6.0 million recorded to construction-in-progress for the years ended December 31, 2021 and 2020, respectively.

The Company has property, machinery, and equipment with a net book value of approximately USD$ 54.6, USD$ 40.3 and USD$ 41.5 million as of December 31, 2021, 2020 and 2019, respectively pertaining to the Lorain, Ohio facility after recording an impairment charge when the facility was idled.

As a consequence of this event, management determined a triggering event took place to where the long-lived assets at the Lorain facility may not be fully recoverable. Management performed an analysis of the fair value of the Lorain facility with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps.$ 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015. The fair value determination at the Lorain facility was based on an independent valuation of the Lorain melt shop assets using the comparable match method of the market approach. The income approach was not considered an appropriate fair value measurement due to the absence of reliable forecast data as the facility was idled indefinitely in early 2016.

Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2021, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

11.	Intangible and other long-term assets

The balances as of December 31, 2021 and 2020 are as follows:

	2021				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$110,506	$		$110,506	*
Customers list	67,459		67,459		20
Total from Republic (1)	177,965		67,459	110,506

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,527,425		2,273,159	2,254,266
Other assets	58,303			58,303
	$4,585,728		$2,273,159	$2,312,569

	2020				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$107,380	$		$107,380	*
Kobe Tech contract	125,141		125,141		12
Customers list	65,550		65,550		20
Total from Republic (1)	298,071		190,691	107,380

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760

	4,647,531		2,396,391	2,251,140
Other assets	71,816			71,816
	$4,719,347		$2,396,391	$2,322,956

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income of the years ended December 31, 2021 and 2020, amounted to $ 10,522 and $ 11,250, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net
Balance as of December 31, 2019	$4,706,666	$(2,371,549)	$2,335,117
Additions	11,250	(11,250)	0
Adjustment effect of the year	1,431	(13,592)	(12,161)
Balance as of December 31, 2020	$4,719,347	$(2,396,391)	$2,322,956
Additions	10,520	(10,520)	0
Cancellations	(128,785)	128,785	0
Adjustment effect of the year	(15,354)	4,967	(10,387)
Balance as of December 31, 2021	$4,585,728	$(2,273,159)	$2,312,569

12.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds in third place. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2021 and 2020, the amount of the bonds not exchanged totaled USD$ 0.3 million, plus accrued interest. At December 31, 2021 and 2020, liabilities in pesos for the bonds not exchanged amounted $ 6,196 and $ 6,020, respectively.

13.	Accounts payable trade and other accrued liabilities

	December 31,
	2021	2020
Trade accounts payable	$6,910,451	$5,347,325
Other accrued liabilities	898,404	1,266,512
	$7,808,855	$6,613,837

14.	Employee benefits

Mexican entities

a.	Collective bargaining agreements – During 2021, approximately 42% (44% on 2020) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits – In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

c.	Severance benefits – Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) – The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2021 and 2020, EPS amounted to $ 0 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans – Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2021, 2020 and 2019 was $17,110, and $12,098 and $12,338, respectively.

Main actuarial hypothesis used in the actuarial computations are:

	2021	2020	2019
Discount rate	7.55%	7.00%	7.70%
Wage increase rate	5.00%	4.50%	4.50%
Rate of salary increase	4.50%	4.50%	4.50%

Employee benefits liability as of December 31, 2021, 2020 and 2019 are comprised as follows:

	Retirement benefits	Termination benefits	2021	2020	2019
Vested benefits Obligation (OBA)	$0	$3,390	$3,390	$47,159	$0
Plus, Non-Vested Benefits Obligation	87,071	72,382	159,453	115,077	127,064
Defined Benefits Obligation.	87,071	75,772	162,843	162,236	127,064
Projected Net Liability	$87,071	$75,772	$162,843	$162,236	$127,064

Net cost for the period booked in profit and loss is comprised as follows

	Retirement benefits	Termination benefits	2021	2020	2019
Service cost	4,842	$4,457	$9,299	$6,736	$2,179
Net interest	6,252	4,869	11,121	9,306	4,242
Labor cost of past services	0	1,806	1,806	5,240	1,947
Net Cost for the period	$11,094	$11,132	$22,226	$21,282	$8,368

The DBO amount recorded in the balance sheet as of December 31, 2021 and 2020 are $ 162,843, and $ 161,864, respectively.

	2021	2020
Defined benefit obligations (DBO) changes in present	$161,864	$123,368
Value
DBO present value at January 1st	161,864	123,368
Past services labor cost	1,806	5,240
Current service labor cost	9,299	6,736
Interest expense	11,121	9,306
Paid benefits		(3,648)
Actuarial gains and losses in obligations	$(21,247)	$20,862
DBO present value at December 31st	$162,843	$161,864

Initial PNL	$161,864	$123,368
Net cost for the period	22,226	21,282
Paid benefits		(3,648)
Previous years effect on profit and loss	(21,247)	20,862
Final PNL	$162,843	$161,864
Defined benefits obligations (DBO)	$162,843	$161,864

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2021, 2020 and 2019 76%, 70% and 79%, respectively of Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016, was extended for three years through August 15, 2019, and further extended through August 15, 2022. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides that Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to $4.00 per hour for each hour worked by USW represented employees. Effective August 16, 2019, until June 30, 2022, the Company obligation to finance the Profit Trust changed again and is limited to the creation of a profit-sharing pool consisting of 3% of the quarterly profits from $ 0 to 50 million and 4% of the profits of the Company over % 50 million. Effective July 1, 2022, the Company’s contribution to the Beneficiary Trust changes back to a limit of $ 4.00 per hour worked by USW represented employees.

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

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2021, 2020 and 2019, the Company recorded expenses of USD $ 0.5, USD $ 0 million and USD $ 1.1 million, respectively, related to this benefits plan.

For the years ended December 31, 2021, 2020 and 2019, Republic recorded combined expenses of USD$ 3.5 million, USD$ 3.1 and USD$ 3.6 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company has a 401(k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2021, 2020 and 2019 the Company recorded expense of USD$ 1.0 million, USD$ 1.1 million and USD$ 1.1 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. For the year ended December 2020 and 2019, the company does not make outlays, because the current year thresholds had not been achieved, USD $ 0.5 million of expense was recorded for the year ended December 31, 2021.

Republic has a profit-sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain profitability, inventory and shipments targets. In the year ended December 31, 2021, 2020 and 2019 the Company paid USD 0.5 million, USD $ 0.0 and USD $0.0 million respectively, under this plan.

15.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Income tax of the year for Mexican companies	$2,564,312	$1,460,057	$3,177,506
Income tax year for foreign companies	1,253,895	370,860	301,263
Deferred tax for Mexican companies	(96,453)	(94,604)	12,978
Deferred tax for foreign companies	668,015	341,531	(215,473)
	$4,389,769	$2,077,844	$3,276,274

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

During 2021, 2020 and 2019, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2021	2020	2019
Expected benefit, expense	$4,084,348	$1,462,776	$490,925
Increase (decrease) as a result of:
Inflation effect, net	(577,234)	(139,134)	(417,960)
Impact of the nominal rate differences between the USA and Mexico	66,343	11,075	(23,368)
Benefit from utilization of tax loss carry-forwards and others (1)	(12,086)	16,173	(987,135)
Others, net (includes permanent items) Income tax expense (2)	828,398	172,519	1,890,150
Income tax expense	$4,389,769	$1,523,409	$952,612
Effective tax rate	31.73%	31.24%	58.21%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2021, 2020 and 2019, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

(2)	For the purpose of determining the effective tax rate, the payments corresponding to taxes from previous years and expenses that were paid by various group companies derived from repair agreements during 2020 and 2019 fiscal years were not considered within the income tax expense.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2021, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available
2013	2023	3,823
2014	2024	2,635
2015	2025	8,988
2016	2026	316,818
2017	2027	329,500
2018	2028	97,980
2019	2029	886,466
2020	2030	898,711
2021	2031	1,632,449
		$4,177,370

As of December 31, 2021, Republic had USD$ 320.2 million of tax losses pending to amortize for federal tax purposes, of those USD $189.2 million are undefined and USD $200.3 million expire between 2033 and 2038; USD$ 319.2 million of tax losses for state and local purposes that expire between 2021 and 2040 and approximately USD$ 6.7 million of tax losses at the subsidiary located in Canada, which expire between 2032 and 2040.

As of December 31, 2021, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had R$ 85.167 million Brazilian Reals ($ 313 million of Mexican pesos) of tax losses pending to amortize for federal tax purposes, which do not have an expiration date.

As of December 31, 2021, Companhia Siderúrgica do Espirito Santo S.A., a subsidiary established in Brazil, had R$ 0.0 million Brazilian Reals (0 million of Mexican pesos) of tax losses pending of amortize for federal tax purposes.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts	$(64,511)	$(61,536)
Advances from customers	359,795	283,846
Deferred tax assets	295,284	222,310

Deferred tax liabilities:
Property, plant and equipment	3,926,450	3,321,941
Intangible assets from Grupo San	353,661	329,600
Provisions	76,601	202,407
Prepaid expenses	43,696	6,883
Total deferred liabilities	4,400,408	3,860,831
Deferred tax liabilities, net	$4,105,124	$3,638,521

16.	Stockholders’ equity

a.	Common stock as of December 31, 2021 and 2020, is as follows:

	Number of shares (in thousands)	Amount
Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2021, and 2020, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2021, a reserve was approved for $ 5,000,000 for the repurchase and placement of own shares, for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2021, and 2020, the Company held 35,128,483 and 34,465,803 shares in treasury, respectively, which amounted to $ 2,176,149 and $ 2,101,652, respectively. The resulting loss in 2021 for the purchase and sale of treasury shares amounted to $ 0 (the 0 in $ 2020).

d.	At the Ordinary General Shareholders’ Meeting held on February 10, 2020, a Ps. 1,990 million dividend was approved from the net tax profit account for the profits generated until December 31, 2013, which was paid in full on March 10, 2020.

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

e.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2021	2020
Shares outstanding at beginning of year	463,243	466,141
Repurchase of capital shares, net	(662)	(2,898)
Shares outstanding at yearend	462,581	463,243

17.	Non-controlling interest

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

The table below shows the changes for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at beginning of year	$36,010	$24,800
Share of profits and losses for the year	1,659	(105)
Share of translation effects of foreign subsidiaries	3,492	11,315
Balance at the end of the year	$41,161	$36,010

18.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2021	2020	2019
Holding company
Interest income	34,447	41,034	265,200

Management staff
Administrative services expenditures	113,018	199,488	23,548

Other related parties
Sales	391,664	188,082	249,560
Purchases	40,081	27,507	438,052
Direct short-term benefits (*)	78,321	90,562	106,631

(*)	Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2021	2020
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$6,073	$6,073
Cá. Laminadora Vista Hermosa, S.A. de C.V.	628	611
Operadora compañía Mexicana de Tubos, S.A. de C.V.	873	848
Cía Tubos y Perfiles Monterrey, S.A. de C.V.	3,318	3,318
Operadora Perfiles Sigosa, S.A. de C.V.	2,872	3,452
Operadora Construalco, S.A. de C.V.	519	3,320
Aceros y Laminados Sigosa, S.A. de C.V.	1,638	2,643
Arrendadora Norte de Matamoros, S.A. de C.V.	1,294	1,294
Operadora Industrial de Herramientas, S.A. de C.V.	816	411
Joist del Golfo, S.A. de C.V.	5,227	12,192
Ferrovisa, S.A.		17,762
Sigosa Aceros, S.A. de C.V.	18,942
Siderúrgicos del Golfo, S.A. de C.V.	940
Perfiles Comerciales Sigosa, S.A. de C.V.	25,588
Pytsa Industrial de Mexico. S.A. de C.V.	438
Aceros y Laminados Sigosa, S.A. de C.V.	820
Others	246	782
	$70,232	$52,706

	December 31,
	2021	2020
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$915,553	$858,510
Perfiles Comerciales Sigosa, S.A. de C.V.	154,605	150,233
	$1,070,158	$1,008,743
Total, long-term	$1,718,439	$1,657,024

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

In 2021, there are loans with Industrias CH, S.A.B. de C.V., in USD and pesos.

These granted loans in USD and pesos including interest amount to $ 915,553 as of December 31, 2021. (2020 $858,510).

In USD 25,400, equivalent to $521,208 Mx. Pesos, plus interest for $120,494, plus VAT of $18,596, resulting a total for $660,298 (as of December 31, 2020, the loan is equivalent to $506,354, plus interest of $93,816, plus VAT of $14,279, giving as a result, a total for $614,449); the interest rate agreed was TIIE plus a percentual point.

The loan in pesos for $186,752 plus interest of $59,054 plus the IVA of $9,449 for a balance of $255,255 (as of December 31, 2020 this amount, when to $186,752 plus interest of $49,404, plus VAT of $7,905 for a balance of $244,061).

As of December 31, 2021, there is a receivable from Perfiles Comerciales Sigosa, S.A. de C.V., derived from loan interest of $ 154,605 (USD $7,536,068), and a balance receivable of $ 150,233, as of December 31, 2020.

	2021	2020
Accounts payable:
Aceros y Laminados Sigosa, S.A. de C.V.	$7,155	$4,625
Industrias CH, S.A.B. de C.V.	214,294	214,294
Perfiles Comeciales Sigosa, S.A. de C.V.	3,802	1,292
Holding Protel, S.A. de C.V.	251	251
Compañia Laminadora Vista Hermosa, S.A. de C.V.	445	1,404
Operadora Perfiles Sigosa, S.A. de C.V.	2,074	3,855
Operadora Pytsa Industrial, S.A. de C.V.	11,603	9,073
Comercializadora SIGOSA, S.A. de C.V.	2,532	102,067
Compañia Manufacturera de Tubos, S.A. de C.V.	7,174	7,377
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	7,090	6,287
Sigosa Aceros, S.A. de C.V.	48,096
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	595	634
Industrias Procarsa, S.A. de C.V.	156	0
Ferrovisa, S.A. de C.V.	7,458	0
Others	188	352
	$312,913	$351,511

The other accounts payable correspond to services and / or purchases of finished products according to their activity.

19.	Cost of sales and expenses by their nature

At the years ended at December 31, 2021, 2020 and 2019, the cost of sales and administration expenses consist of the following:

	2021	2020	2019
Raw materials and consumables	$26,298,681	$16,343,140	$16,411,788
Electrical energy	3,530,134	2,820,667	3,303,640
Ferroalloys	2,396,516	1,617,352	2,137,671
Refractories	810,315	629,758	707,214
Oxygen	293,217	248,029	276,648
Electrodes	444,201	434,265	1,293,096
Gas and fuels	1,161,994	767,823	962,001
Labor	2,024,419	1,831,225	2,042,433
Operation materials	1,339,692	1,033,597	919,893
Depreciation and amortization	1,175,108	1,452,271	1,108,629
Maintenance	1,561,716	1,262,728	2,221,595
Other expenses	974,835	2,790,197	319,958
	$42,010,828	$31,231,052	$31,704,566

	2021	2020	2019
Cost of sales	$39,968,186	$29,211,724	$30,067,141
Administrative expenses	2,042,642	2,019,328	1,637,425
	$42,010,828	$31,231,052	$31,704,566

20.	Other (income) expenses, net

The components of other income (expenses) net, in the years ended December 31, 2021, 2020 and 2019, are the following:

	2021	2020		2019
Cancellation of balances	$157,834	$		$87,241
Land treatments in Pacific Steel, Inc.	2,088		2,708	3,362
Attorney’s fees				54,520
Bad debt estimate	19,398			5,320
Other expenses	179,320		2,708	150,443

Sale of scrap	(9,993)		(232,157)	(3,182)
Recovery of losses	(9,623)			(6,397)
Brazil tax benefits			(256,698)
Update of balances in favor in taxes	(64,915)
Agreements with clients			(27,869)
Other income	(17,383)		(32,733)	(4,282)
Other income	(101,914)		(549,457)	(13,861)
Other (income) and other expenses, net	$77,406		$(546,749)	$136,582

21.	Financial instruments

a.	Capital risk management – The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management – The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2021		2020
Short – term assets		$20,783,197		$12,061,901
Short – term liabilities		8,434,451		5,821,467
Net monetary asset position in foreign currency		$12,348,746		$6,240,434
Equivalent in U.S. Dollars (thousands)	USD$	601,917	USD$	313,036

d.	Credit risk management – Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables – Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2021	2020
Bank loans credit lines:
Drawn balances	$350,000	$350,000
Undrawn balances	183,942	182,514
Available line balance	$166,058	$167,486

22.	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made in Mexico, the United States of America and Brazil. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes the seven Republic plants six of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada stopped operating in 2018. The Brazilian segment includes the plants in Cariacica and Itaúna. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2021
	Mexico	USA	Brazil	Eliminations between segments		Total
Net sales	$29,678,133	$8,216,595	$17,725,628	$		$55,620,356
Cost of sales	21,337,462	7,159,354	11,471,370			39,968,186
Gross profit (loss)	8,340,671	1,057,241	6,254,258			15,652,170
Administrative expenses	(907,798)	(256,875)	(877,969)			(2,042,642)
Other income (expenses), net	(77,530)	454,303	1,793		(455,972)	(77,406)
Interest income	65,631	317				65,948
Interest expense	(28,904)	(61,494)	(96,486)		99,439	(87,445)
Exchange rate gain (loss), net	325,389	(378)	(120,300)		120,300	325,011
Income (loss) before income taxes	7,717,459	1,193,114	5,161,296		(236,233)	13,835,636
Income taxes	2,472,751	477,380	1,439,638			4,389,769
Net income (loss) for the year	$5,244,708	$715,734	$3,721,658		$(236,233)	$9,445,867

Depreciation and Amortization	$667,167	$270,119	$237,822			$1,175,108

Total assets	47,917,643	10,836,083	8,815,051		$(10,226,205)	57,342,572

Total, liabilities	7,828,384	5,544,135	12,396,190		(10,226,205)	15,542,504

Acquisitions of property, plant and equipment	367,496	288,487	410,439			1,066,422

	Year ended December 31, 2020
	Mexico	USA	Brazil	Eliminations between segments		Total
Net sales	$19,660,889	$5,549,366	$10,659,059	$		$35,869,314
Cost of sales	15,459,258	5,677,213	8,075,253			29,211,724
Gross profit (loss)	4,201,631	(127,847)	2,583,806			6,657,590
Administrative expenses	(1,117,817)	(240,726)	(660,785)			(2,019,328)
Other income (expenses), net	52,656	505,946	(11,854)			546,748
Interest income	107,605	222	0			107,827
Interest expense	(5,108)	(16,104)	(66,007)		33,473	(53,746)
Exchange rate gain (loss), net	(483,822)	1,510	(1,096,416)		1,215,564	(363,164)
Income (loss) before income taxes	2,755,145	123,001	748,744		1,249,037	4,875,927
Income taxes	1,747,568	118,926	211,350			2,077,844
Net income (loss) for the year	$1,007,577	$4,075	$537,394		$1,249,037	$2,798,083

Depreciation and Amortization	$693,362	$332,186	$426,723			$1,452,271

Total assets	33,386,043	9,237,831	5,807,121		$(2,927,348)	45,503,647

Total liabilities	6,944,579	4,797,682	3,670,075		(2,927,348)	12,484,988

Acquisitions of property, plant and equipment	278,700	41,054	631,451			951,205

	Year ended December 31, 2019
	Mexico	USA	Brazil	Eliminations between segments		Total
Net sales	$18,530,672	$7,120,360	$8,520,169	$		$34,171,201
Cost of sales	14,934,575	7,752,776	7,379,790			30,067,141
Gross profit (loss)	3,596,097	(632,416)	1,140,379			4,104,060
Administrative expenses	(848,495)	(267,756)	(521,174)			(1,637,425)
Other income (expenses), net	(175,412)	71,324	(32,494)			(136,582)
Interest income	145,729	266	0			145,995
Interest expense	3,438	(84,621)	(110,919)		137,053	(55,049)
Exchange rate gain (loss), net	(628,044)	2,745	(177,314)		18,030	(784,583)
Income (loss) before income taxes	2,093,313	(910,458)	298,478		155,083	1,636,416
Income taxes	3,505,015	(236,598)	7,857			3,276,274
Net income (loss) for the year	$(1,411,702)	$(673,860)	$290,621		$155,083	$(1,639,858)

Depreciation and Amortization	$577,048	$260,760	$270,821			$1,108,629

Total assets	32,935,743	8,419,771	6,002,701		$(3,343,456)	44,014,759

Total liabilities	7,253,713	4,219,817	3,274,908		(3,343,456)	11,404,982

Acquisitions of property, plant and equipment	785,818	278,467	207,135			1,271,420

Information on products:

	Year ended December 31,
	2021	2020	2019
Light structural	$2,600,484	$1,529,216	$1,396,632
Structural	5,342,228	3,677,441	3,304,178
Bars	4,456,151	2,061,053	2,220,264
Rebar	19,625,066	14,081,399	12,370,490
Flat rebar	3,376,554	1,851,960	1,833,576
Hot rolled bars	11,413,275	7,548,939	8,226,613
Cold drawn bars	3,213,061	2,139,938	3,102,544
Others	5,593,537	2,979,368	1,716,904
	$55,620,356	$35,869,314	$34,171,201

Information about geographical areas:

	Year ended December 31,
	2021	2020	2019
Mexico	$28,060,405	$18,122,828	$17,873,633
USA	9,050,696	6,555,642	7,544,078
Brazil	17,548,823	10,608,151	8,500,592
Canada	441,856	311,761	175,686
Latin America	513,524	253,096	60,672
Other (Europe and Asia)	5,052	17,836	16,540
	$55,620,356	$35,869,314	$34,171,201

Revenues are recognized at a specific time to direct customers, when control has been transferred and there is no performance obligation included that could affect the acceptance of the product by the customer.

23.	Contingencies

As of December 31, 2021, the Company has the following contingencies:

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

On January 5, 2016, the Attorney General and PS stipulated to filing a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

-	PS to pay USD$ 0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

-	Remove the RCRA soil pile and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

-	After eliminating the soil pile of RCRA, the Company should take samples of the floor in which it was located. Samples were taken and the results indicate that the floor had pollution levels that exceeded the limits established by Government. In April 7, 2016, the General Prosecutor and the DTSC required that the Company would turn over the floor ten feet wide and two feet down in the perimeter of the area in which was located the soil pile RCRA and to dispose it in an approved confinement. In turn, PS convinced to DTSC to reach a Turnpike Agreement at august 10, for which would be paid during two years (up to August 10, 2018). The Agreement was extended, as of August 10, 2018, for a two years additional period, in force up to August 10, 2020. These Agreement had another extension, in force up to August 10, 2021. And has not been renewed.

-	The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004.

On May 29, 2019, the company submitted a proposal with a new work plan (IM Work Plan) to DTSC to conduct soil remediation on the BNSF Railway lease. On October 21, 2021, The Company submitted the final draft of the IM work plan which DTSC has agreed to that proposal or work plan, although final approval has not been granted.

In September 2020, PS informed the DTSC that it had been significantly affected by the COVID pandemic and the corresponding economic downturn, although it was still committed to the application of a work plan from IM, it required implementation efforts to be put on hold. Such deployment is in hold as of this date.

Before the Company could implement the Interim Measures Workplan, DTSC must undergo a public review process and provide final approval. DTSC began this process on or about January 19, 2022, by publishing a community survey in the area around the Company’s site and initiating the tribal consultation process to determine if any Native American tribes with affiliation to the area would be interested in participating in the public review process. It is unclear at this point if DTSC will give final approval or when such approval may occur. At this time, we cannot estimate the cost of implementing the Interim Measures Workplan given the uncertainty regarding whether DTSC will approve it and when such approval may be granted.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.5 million, USD$ 2.5 million and USD$ 2.6 million were recorded as of December 31, 2021, 2020 and 2019, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2021, 2020 and 2019, the current and non-current portions of the reserve amounted to USD$ 1.0 million and USD$ 1.5 million, respectively, are included payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in the United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which demands the payment of USD $ 1.4 million plus expenses, for additional costs incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. On February 26, 2020, The company was notified of the judgment. In March 2021, it was agreed with the actor to conclude the matter by paying USD $ 450 thousand dollars, after several changes of dates, the payment was made on July 8, 2021.

j.	During the 2020 and 2019 financial year, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned years for an amount of $554.4 million and $2,323.7 million. All lawsuits regarding the tax credits were settled, as of the date of signing this document, the release process continues.

k.	Related to Republic Steel’s audits of GST for the periods 2015-2016 and 2017-2018 made by the Canadian Revenue Agency (CRA), amounts of USD $4,178,517 plus interest for the period 2015-2016 and USD $6,372,306 plus interest for the period 2017-2018 were determined by the CRA. The Company presented a notice of objection for the 2015-2016 period on September 2018 and another for the 2017-2018 period on March 2021. This matter was settled during the year ended December 31, 2021.

l.	In connection with a sale and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016. The Company does not agree with the evaluation in its entirety and has filed a Reevaluation Petition on January 30, 2017 appealing the assessment to the Ohio Board of Tax Appeals. As of May 27, 2020, no resolution has been obtained on this appeal.

The Company also received a notification of appraisal at December 11, 2020, for $1,631,827 (including interest for $339,885, which covers the period from January 1st, 2014 to September 30, 2018, The Company neither agreed with the appraisal in its whole, for the same reasons and it has presented an appeal before the Board of Tax Appeals of Ohio. At March 2022, no resolution on any of these appeals have not been obtained.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2021, 2020 or 2019 that recognizes the evaluation or any estimated amount of liquidation.

24.	Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600 thousand metric tons of liquid steel per year and 450 thousand metric tons of rolled steel products. This plant has in 2021 and 2020 more than 800 and 500 employees in 2019, and can produce rod and light structural profiles. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espírito Santo on a land of more than 1,200,000 square meters.

The Itauna unit has an installed capacity to produce 120 thousand metric tons per year of steel laminate products and can manufacture light structural profiles and rods. The plant is located in the city of Itauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte and in 2021, 2020 and 2019 has 145,114 and 94 employees, respectively. The factory was leased under a contract expiring in August 2020. After its expiration, the plant was acquired.

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2021, 2020 and 2019, rental expenses relating to operating leases amounted to USD$ 0.0, USD$ 0.1 million, and USD$ 0.7 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, The Company reached a contract with EnerNOC, which allows Republic to receive payments for reduction in the electric energy consumption during a term declared by PJM Interconnection as an Emergency. The contract is for 5 years starting at January 31, 2013 and concluded at May 31, 2018. At that date, the Agreement was extended up to May 31, 2021.In January 2021, the company entered into a similar agreement with NRG Curtailment Solutions, Inc. with a term of five years. The Company recognized an income for both contracts in 2021, 2020 and 2019 for USD $ 1.2 million, USD$ 1.1 million and USD $ 1.8 million, respectively.

d.	In January 2018, the Company entered into a contract with the supplier ECOM, LTDA. for an amount of USD $ 6.3 million for the purchase of energy of 10,000 MWH per month, for its subsidiary GV do Brasil Industria y Comercio de Aço LTDA, starting the supply in 2019. All payments with monthly maturity are made 6 days after the month end closing. The contract ended in February 2020.

e.	On February 22, 2018, the contract was signed with Primental Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. From January 2021, flat bars are being produced. As of today, some adjustments are being made to start the production of rebar in May 2021, and light structures in June 2021. Naturally, the COVID pandemic delayed significantly the process. USD $24 million from budget has already been spent.

f.	In order to maintain and increase the continuity and quality of the electricity supply in all the Group’s plants, the scheme change from Basic Supply (SSB) to the Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires the modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, it seeks to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than those current. The cost of this project as of October is USD$1 million 415 thousand, and the only thing missing is the installation in Mexicali due to the lack of conditions in the wholesale electricity market.

g.	In the program execution to remedy the breach of the requirement to keep placed between the investing public of at least 12% of the shares representing the Capital Stock of our issuer, presented to the Market Surveillance Directorate of the Bolsa Mexicana de Valores, S.A. de C.V., on August 27, 2019, the placing of sufficient shares on the markets to exceed that minimum percentage of shareholding is in process.

h.	On December 20, 2020, we purchased the Itauna plant by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Inmueble y Equipo Inmueble, located on Rua Clara Chaves at villa Santa Maria, Itauna city, committing to pay R$ 4.0 million reais per month, up to a total value of R$ 105.0 million reais, such payments have to be made until 2022.

25.	Subsequent events

Our company actively conducts ongoing reviews of our commercial practices in Mexico and other countries to avoid, as much as possible, the imposition of tariff rates on our products. On January 16, 2020, a preliminary tariff of 6.75% was imposed on our corrugated rod exports to the United States of America. After the review from their Department of Commerce (DOC), the tariff was reduced to 1.46%. after the review from the Department of Commerce (DOC), the Company did not participate in the period of November 1, 2018 to October 31, 2019, The dumping rate that was established was 4.93% published in September 2021 for which the company made a payment of USD $ 189 thousand dollars on March 30, 2022.

On January 6, 2021, the dumping review process began for the period from November 1, 2019 to October 31, 2020. On November 30, 2021, the DOC published a preliminary dumping rate for the Company of 66.70% arguing and/or justifying deficiencies in the information, the Company decided to appeal this result. The appeal is in process.

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

In addition, the COVID-19 outbreak continues to significantly increase economic and demand uncertainty. The current outbreak and continued spread of COVID-19 and the emergence of new and more contagious variants could cause a global recession, which would have a further material adverse effect on our results of operations, financial condition and cash flows. Global activity levels started to improve during the second half of 2020; however, the full extent to which the COVID-19 outbreak will affect our operations, and the steel industry generally, remains highly uncertain, differs from country to country and will ultimately depend on future developments which cannot be predicted at this time, including the duration and scope of the restrictions put in place in different locations to reduce the rate of infections and hospitalizations, the development and spread of variants of COVID-19 and the effectiveness of vaccines as new variants of COVID-19 appear and spread, levels of unemployment, the length of time required for demand to return and normal economic and operating conditions to resume. While some restrictions were lifted in the second and third quarters of 2020, new restrictions were implemented in the fourth quarter of 2020 due to second wave and new restrictions were implemented in the first part and last quarter of 2021. We cannot predict whether restrictions will be further relaxed, reinstated or made more stringent. The effects of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks faced the company.

Global economic conditions, such as the financial crisis and economic recession relating to the COVID-19 pandemic and the Russian invasion of Ukraine have in the past, and may continue to, significantly impact our business.

The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors due to the global pandemic has reduced demand for steel products in North America and globally. These economic conditions significantly impacted, and will continue to significantly impact, our business and results of operations. Although the reasons mentioned before, demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree in 2021.

On February 24, 2022, Russia invaded Ukraine, which, due to geopolitical reasons, increased the uncertainty and could delayed the global economic recovery. If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us. An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession and have recently exhibited reduced demand for steel products due to the ongoing financial recession. As a result, our operating levels in recent years declined compared to pre-recession levels. In 2017 there was a slight increase in sales to the automotive industry compared to 2016, in 2018 we experienced a slight decrease in our sales to the automotive industry compared to 2017 and in 2020 and 2019 we experienced a decrease in our sales to the automotive industry compared to 2018. Rise on net sales of our SBQ steel of 17% in 2021 compared to 2020.

Moreover, if the global economic downturn continues for a prolonged period, or a new global financial crisis occurs, we may face increased risk of insolvency and other credit related issues of our customers and suppliers, as we faced with our customers and suppliers particularly in industries that were hard hit by the latest recession, such as automotive, construction and appliance. Also, there is the possibility that our suppliers face similar risks. The decrease in available credit may increase the risk default of our clients and that our suppliers might delay the raw materials delivery. The impact of global economic conditions on these industries may have a significant effect on our results of operations.

Finally, if global economic conditions continue to deteriorate, we may be required to undertake asset impairments, as we have been required to undertake in the past.

26.	Consolidated financial statements issuance

These consolidated financial statements have been issued on May 17, 2022 by Ing. Rufino Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Directors.