Form 20-F/A
period 2021-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2023-03-17
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: Marcelo de los Santos y Cía., S.C.	Auditor Location: San Luis Potosí, S.L.P., México	Auditor Firm ID: 3281

Table of Contents

		Page
PART I		1

Item 1.	Identity of Directors, Senior Management and Advisers

Item 2.	Offer Statistics and Expected Timetable

Item 3.	Key Information	1

PART III		16

Item 19.	Exhibits	16

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the “20-F/A”) for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2022 (the “Original 20-F”), amends Item 3.D (Risk Factors) with respect to the discussion related to the weakness in our internal controls during certain periods. We have amended the description of this risk factor to remove inadvertent reference to material weakness in 2019 and to include a reference to Item 8. “Financial Information—Legal Proceedings.” Other than set forth above, the 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original 20-F as originally filed with the SEC. As a result, the 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on May 18, 2022.

ii

PART I

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

We and our auditors identified material weaknesses in our internal controls over financial reporting in the years 2017, 2018, 2020, and 2021, which resulted in our conducting a thorough review and implementing remedial measures in 2019, 2020 and 2021

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2020 and 2021, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting in 2020 and 2021. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

For details about our internal control deficiencies and remediation, see Items 15.B. “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C. “Attestation Report of the Independent Registered Public Accounting Firms,”15.D. “Changes in Internal Control over Financial Reporting,” and 8. “Financial Information—Legal Proceedings.”

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

PART III

Item 19. Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F/A. Documents filed as exhibits to this annual report:

Exhibit Number	Item
12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Rufino Vigil González
Rufino Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: March 17, 2023