Form 20-F
period 2022-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2023-05-01
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Series B Common Stock — 462,135,888 shares as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 19.3615 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2022. On April 28, 2023, the interbank transactions rate for the peso was Ps. 18.1030 per U.S.$1.00.

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

The steel industry is highly cyclical and sensitive to regional and global macroeconomic conditions. Global demand for steel as well as global production capacity levels significantly influence prices for our products, and changes in global demand or supply for steel in the future will likely impact our results of operations. Steel prices are sensitive to macroeconomic fluctuations in the global economy, and substantial price decreases during periods of economic weakness have not always been offset by price increases during periods of economic strength. The steel industry has suffered in the past, especially during downturn cycles, from substantial over-capacity relative to local demand. Currently, as a result of the increase in steel production capacity in recent years, there are signs of excess capacity in steel markets, which is impacting the profitability of the steel industry. During 2020, global steel prices decreased, a trend which accelerated due to the global COVID-19 pandemic. In 2022 and 2021, global steel prices increased after a global economic recovery. We cannot give you any assurance as to prices of steel in the future.

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

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and may do so in the future. Significant increases in raw material prices could adversely affect our gross profit. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw material costs to customers by means of price increases. For example, prices of scrap metal in 2018 increased approximately 19%, in 2019 decreased approximately 20%, in 2020 increased approximately 9%, in 2021 increased approximately 62.6% and 0.5% in 2022; while prices of ferroalloys in 2018 increased approximately 10%, in 2019 increased approximately 1%, in 2020 decreased approximately 20%, in 2021 increased approximately 32.9% and 36.4% in 2022. We may not be able to pass along these and other cost increases in the future and, therefore, our profitability may be materially and adversely affected. Even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products. We cannot assure you that our customers will agree to pay increased prices for our steel products that compensate us for increases in our raw material costs.

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

Energy costs constitute a significant component of our costs of operations. Our energy cost was 12.6% of our manufacturing costs for 2022 compared to 10.8% for 2021, 11.1% for 2020, 14.3% for 2019 and 12.4% for 2018. Our energy costs are driven by the dependence of our production processes on adequate supplies of electricity and natural gas. A substantial increase in the cost of electricity or natural gas could have a material adverse effect on our gross profit. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales. Prices for electricity increased approximately 14% in 2018, in 2019 increased approximately 1%, in 2020 decreased approximately 9.8%, in 2021 increased approximately 2.8% and 7.7% in 2022; and prices for natural gas increased approximately 28% in 2018 and increased approximately 1.8% in 2019, decreased approximately 18% in 2020, increased approximately 37% in 2021 and 54.3% in 2022.

We pay special rates to the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) for electricity. We also pay special rates to Pemex, Gas y Petroquímica Básica, (“PEMEX”), the national oil company of Mexico, for natural gas used at our facilities in Mexico. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future, particularly in light of recent energy reforms in Mexico. In accordance with the energy reform in Mexico, the Republic’s Congress approved the Law of the Electricity Industry and the Regulation of the Law of the Electricity Industry, which regulate some articles of the Constitution of the United Mexican States and have the purpose of regulating the planning and control of the National Electric System (SEN), the Public Service of Transmission and Distribution (T&D) of electric energy and other activities of the electric industry. The Mexican State will establish and execute the policies, regulation and surveillance of the electricity industry through the Secretary of Energy (SENER), which is empowered to establish, conduct and coordinate the country’s energy policies in matters of electricity, direct the process of planning and preparation of the SEN development program, establishing the criteria for granting Clean Energy Certificates, monitoring the operation of the Wholesale Electricity Market (the Market) and the determinations of the National Center for Energy Control (CENACE), among others. The Energy Regulatory Commission (CRE) is empowered to grant qualified user generation permits, among others, to determine the consideration methodologies applicable to Exempt Generators, to issue and apply the tariff regulation to which the T&D, the operation of the Providers of Basic Services, the operation of CENACE and Related Services not included in the Market, as well as the final rates of the Basic Supply that are not determined by the Federal Executive, authorize the contract models that CENACE enters into with Market Participants, among others. In the United States of America, we have contracts in place with special rates from the electric utilities. We cannot assure you that these special rates will continue to be available to us or that these rates may not increase significantly in the future. In certain deregulated electric markets in the United States of America, we have third party electric generation contracts under a fixed price arrangement. These contracts mitigate our price risk for electric generation from the volatility in the electric markets. In addition, we purchase natural gas from various suppliers in the United States of America and Canada. These purchase prices are generally established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities. In addition, we enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico and the United States of America, as appropriate. As of December 31, 2022, we have not entered into derivative financial instruments in Mexico, the United States of America or Brazil. We have not always been able to pass the effect of increases in our energy costs on to our customers and we cannot assure you that we will be able to pass the effect of these increases on to our customers in the future. We also cannot assure you that we will be able to maintain futures contracts to reduce volatility in natural gas prices. Changes in the price or supply of electricity or natural gas would materially and adversely affect our business and results of operations.

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

As demand for steel has surged in China, steel production capacity in that market has also increased, and China is now the largest worldwide steel producing country, accounting for approximately half the worldwide steel production. Due to the size of the Chinese steel market, a slowdown in steel consumption in that market, could cause a sizable increase in the volume of Chinese steel offered in the international steel markets, exerting a downward pressure on sales and margins of steel companies operating in other markets and regions, including us.

The COVID-19 pandemic, as well as similar epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The COVID-19 pandemic is continuing to impact countries, communities, supply chains and markets, though to a generally lesser extent than during 2020-2022. Responses by individuals, governments and businesses to ever-changing developments in the COVID-19 pandemic and efforts to reduce its spread, including quarantines, travel restrictions, business closures, and mandatory stay-at-home or work-from-home orders, while largely lifted during 2022, could be reinstituted in the event novel strains or new variants prove resistant to existing vaccines. We continue to be subject to risks arising out of the turbulence of the economic recovery associated with the COVID-19 pandemic, including inflationary pressures, which have generally increased the costs of our labor, raw materials, energy supplies and other production inputs, adversely impacting our results of operations and profitability. Despite our widespread vaccination efforts, we remain subject to the ongoing risk that a portion of our workforce or on-site contractors in the United States, Mexico and Brazil could suffer illness or otherwise be unable to perform their ordinary work functions due to adverse developments in the COVID-19 pandemic or other infectious disease outbreak. In addition, we have experienced, and may continue to experience, supply chain disruptions or operational issues with our vendors or logistics providers, as our suppliers and contractors face similar challenges related to the COVID-19 pandemic, including as a result of new or continued pandemic lockdowns in China. Because the prolonged COVID-19 pandemic and resulting economic volatility continues to evolve, we cannot predict the full extent to which our businesses, results of operations, financial condition or liquidity will ultimately be impacted. To the extent the COVID-19 pandemic adversely affects our businesses, it may also have the effect of exacerbating many of the other risks described in Item 3.D. “Risk Factors.”, any of which could have a material adverse effect on us.

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

One significant source of trade restrictions results from the imposition of “anti-dumping” and “countervailing” duties, as well as “safeguard measures.” These duties can severely limit or altogether prevent exports to relevant markets. For example, in October 2014, the United States of America International Trade Commission (USITC) determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bars from Mexico that are sold in the United States of America at less than fair value, and from Turkey, that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an anti-dumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, including Simec. On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate was ratified on June 1, 2022. A preliminary dumping rate of 6.35% was imposed and will be ratified in the first half of 2023.

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

We and our auditors identified material weaknesses in our internal controls over financial reporting for 2020 and 2021, which resulted in our conducting a thorough review and implementing remedial measures in 2020 and 2021.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2020 and 2021, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting for the years 2020 and 2021. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In 2020 and 2021, the Company made progress addressing the deficiencies. In 2022, we believe that all material weaknesses have been addressed.

For details about our internal control deficiencies and remediation, see Items 15.B. “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C. “Attestation Report of the Independent Registered Public Accounting Firms,” 15.D. “Changes in Internal Control over Financial Reporting,” and 8 “Financial Information-Legal Proceedings.”

The operation of our facilities depends on good labor relations with our employees.

As of December 31, 2022, approximately 88% of our non-Mexican and 46% of our Mexican employees were members of unions. The compensation terms of our labor contracts are adjusted on an annual basis, and all other terms of the labor contracts are renegotiated every two years. In addition, collective bargaining agreements are typically negotiated on a facility-by-facility basis for our Mexican facilities. Any failure to reach an agreement on new labor contracts or to negotiate these labor contracts could result in strikes, boycotts or other labor disruptions. These potential labor disruptions could have a material and adverse effect on our business. Labor disruptions or significant negotiated wage increases could reduce our sales or increase our costs, which could in turn have a material adverse effect on our results of operations.

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

Our sales in the United States of America are concentrated among a relatively small number of customers. Any of our major customers can stop purchasing our products or significantly reduce their purchases at any time. During 2022, 2021, 2020, 2019, and 2018, sales to our ten largest customers in the United States of America accounted for approximately 72.1%, 66.6%, 68%, 65% and 68.4% of our consolidated revenues in the United States of America, respectively, and approximately 10.8%, 14.8%, 15.5%, 20.8% and 13.8% of our total consolidated revenues, respectively. A disruption in sales to one or more of our largest customers would adversely affect our cash flow and results of operations.

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

Our operations are subject to a broad range of environmental laws and regulations governing our impact on air, water, soil and groundwater and exposure to hazardous substances. The costs of complying with and the imposition of liabilities pursuant to, environmental laws and regulation can be significant. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will at all times operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States of America have been the subject of administrative action by federal, state and local environmental authorities. See Item 8. “Financial Information—Legal Proceedings.”

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in the United States of America, Brazil and Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States of America, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. The United States of America is also a member of the Paris Agreement.

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

Taxes payable by companies in the countries in which we operate are substantial and include income tax, value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of onerous taxes and penalties which could have a material adverse effect on our financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. In addition, many of the jurisdictions in which we operate, including Mexico, have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our financial condition and results of operations. It is possible that tax authorities in the countries in which we operate will introduce additional tax raising measures. The introduction of any such provisions may affect our overall tax efficiency and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our financial condition and results of operations.

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

The ongoing global pandemic resulting from the spread of COVID-19 has had a significant effect on economies, businesses and individuals around the world. Efforts by governments around the world, including in the U.S., Brazil and Mexico, to contain COVID-19 have involved, among other things, border closings and other significant travel restrictions; mandatory stay-at-home and work-from-home orders; mandatory business closures; public gathering limitations; and prolonged quarantines. These efforts and other governmental, business and individual responses to the COVID-19 pandemic have led to significant disruptions to commerce, supply chains, credit losses, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term effects of COVID-19 on the domestic and international economy and on public health. Global steel production has been and will continue to be affected by volatility in the market due to the COVID-19 pandemic and uncertainty remains around the potential emergence of new and more contagious variants of the virus and the effectiveness of vaccine programs. These developments and other consequences of the COVID-19 outbreak have and could continue to materially adversely affect our results of operations, financial condition and cash flows. In addition, the COVID-19 pandemic or other public health emergencies could negatively affect our internal controls over financial reporting as a portion of our workforce may be required to work from home in the future and, therefore, new processes, procedures, and controls may be required to respond to changes in our business environment. The effects of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this Item 3.D. “Risk Factors.”

Global economic conditions which have been impacted by the Russian invasion of Ukraine and the failure of Silicon Valley Bank, have in the past, and may continue to, significantly impact our business.

The corresponding reduction in demand across the economy in general and in the automotive, construction and manufacturing sectors due to the global pandemic has reduced demand for steel products in North America and globally. These economic conditions significantly impacted, and will continue to significantly impact, our business and results of operations. Although the reasons mentioned before, demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree in 2022. On February 24, 2022, Russia invaded Ukraine, which, due to geopolitical reasons, increased the uncertainty and could delay the global economic recovery. An increase in price of certain commodities has been the major impact of this fact.

In March 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or FDIC, as receiver. In the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership. In the same month, each of Signature Bank and Silvergate Capital Corp. were also placed in receivership. Although we did not have any cash balances on deposit with these banks and are not a borrower or party to any agreement with these banks, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources potentially making it more difficult to acquire financing. If global macroeconomic conditions deteriorate, the outlook for steel producers would be adversely affected. It is difficult to predict the duration or severity of a new global economic downturn, or to what extent it will affect us.

An unsustainable recovery and persistently weak economic conditions in our key markets could depress demand for our products and adversely affect our business and results of operations. We sell our products to the automotive and construction-related industries, both of which reported substantially lower customer demand during and after the latest global recession and have recently exhibited reduced demand for steel products due to the ongoing financial recession. Our operating levels in recent years declined compared to pre-recession levels. In 2020, 2021 and 2022 we experienced a decrease in our sales to the automotive industry.

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

Sales of our products to the automotive market (either directly to automotive assemblers and manufacturers or indirectly through distributors, component suppliers, and steel service centers) accounted for approximately 20% of our net sales of our SBQ steel products in 2022. Demand for our products is affected by, among other things, the relative strength or weakness of the North American automotive industry. Any reduction in vehicles manufactured in North America, the principal market for our SBQ steel products, has had and will continue to have an adverse effect on our results of operations. Developments affecting the North American automotive industry may adversely affect us.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. The Mexican economy, as measured by gross domestic product, was growing 2% in 2018, contracted by 0.1% in 2019, contracted by 8.5% in 2020 and grew by 5% in 2021 and 3% in 2022 (according to figures of the Instituto Nacional de Estadística y Geografía (INEGI)). Mexico has historically experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Those periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, or periods of negative growth, or increases in inflation may result in lower demand for our products. The Mexican government recently cut spending in response to a downward trend in international crude oil prices, and it may further cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

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

The Mexican Central Bank may from time to time participate in the foreign exchange market to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts on the Chicago Mercantile Exchange. However, the Peso is currently subject to significant fluctuations against the U.S. dollar and may be subject to such fluctuations in the future. In 2019, the exchange rate registered a low of Ps. 18.76 to U.S.$1.00 and a high of Ps. 20.12 to U.S.$1.00. In 2020, the exchange rate registered a low of Ps. 18.57 to U.S.$1.00 and a high of Ps. 24.86 to U.S.$1.00. In 2021, the exchange rate registered a low of Ps.19.58 to U.S. $1.00 and a high of Ps. 21.82. In 2022, the exchange rate registered a low of Ps.19.14 to U.S. $1.00 and a high of Ps. 21.38.

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

Changes in the reference rate set by the Mexican Central Bank may negatively affect our business and operations. The Mexican Central Bank has increased the reference rate during the last two years. On March 1, 2023, reference rate was increased to 11.25%. Future changes by the Mexican Central Bank of the reference rate or by U.S. Federal Reserve of the target range for the federal funds rate in the United States of America may negatively impact the Mexican economy or the value of securities issued by Mexican companies including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has historically experienced high annual rates of inflation. However, the Mexican economy has been in a non-inflationary environment given the low inflation rates of recent years. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.8% for 2018, 2.8% for 2019, 3.2% for 2020, 7.4% for 2021 and 7.8% for 2022. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on to consumers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

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

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States of America and Canada as a result of the Tratado entre Mexico, Estados Unidos y Canada (TMEC) or the United States of America, Mexico and Canada Agreement (USMCA) which entered into effect on July 1, 2020; increased economic activity between the three countries, and the remittance of funds from Mexican immigrants working in the United States of America to Mexican residents. Adverse economic conditions in the US, changes to the TMEC and other related events could have an adverse effect on the Mexican economy. We cannot assure that events in other countries, the United States of America or another event could negatively impact our financial situation.

Moreover, the financial recession originated by the effects to stop the COVID-19 pandemic, the recent confrontation between the United States of America and China, the negative effect on the worldwide markets due to the recent Russian invasion of Ukraine and the recent changes in credit conditions, may also affect the global and Mexican economies. We cannot assure you that events in other emerging market countries, in the United States of America or elsewhere will not adversely affect our financial performance.

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

As a foreign private issuer whose ADRs are listed on the NYSE American, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NYSE American. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. See Item 10.B “Memorandum and Articles of Association.

The market price of our ADRs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADRs to decrease and could cause you to lose some or all of your investment in our ADRs.

The stock market in general and the market prices of the ADRs on NYSE American, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the first quarter of 2023, the market price of our ADRs fluctuated from a high of $36.96 per ADR to a low of $30.75 per ADR, and the price of our ADRs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

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

Industrias CH, which is controlled by the chairman of our board of directors, Rufino Vigil González, owns approximately 49% of our shares as of April 28, 2023. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the ADSs.

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

Item 4. Information on the Company

A. History and Development of the Company

Overview

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States of America, Mexico and Brazil. We believe that, in 2018, 2019, 2020, 2021 and 2022, we were an important producer of SBQ products in both the United States of America and Mexico, in each case in terms of shipped volume. We also believe that in 2018, 2019, 2020, 2021 and 2022, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

Our SBQ products are used across a broad range of highly engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican and U.S. specialty steel markets by providing high value-added products and services from our strategically located plants. The quality of our products and services, together with cost benefits generated by our facility locations, has allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the northwest and central parts of Mexico allow us to serve the structural steel and construction markets in those regions and southwest California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

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

In August 2004, we acquired the Mexican steel-making facilities of Industrias Ferricas del Norte S.A. (Corporación Sidenor of Spain, or “Grupo Sidenor”) located in Apizaco, Tlaxcala and Cholula, Puebla. We refer to this acquisition as the “Atlax Acquisition.”

In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic, a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority-owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. Industrias CH currently owns 0.59% of the capital stock, and Grupo Simec the remaining 99.41%.

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

In 2021, a turnkey contract was signed between Republic and GV Do Brasil, for the construction of a plant in Pindamonghangaba. This project has an assigned budget of 200 million dollars.

In June 2021, a turnkey contract was signed between Republic and Companhia Siderurgica Do Spirito Santo, for the construction of a rolling mill. This project has an assigned budget of 108.5 million dollars.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2023 will be approximately Ps. 1,525.3 million (U.S.$788 million), which consists of Ps. 121.2 million (U.S.$6.3 million) of estimated capital expenditures in our facilities in Mexico and Ps. 1,404.1 million (U.S.$72.5 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2022 may differ significantly from such estimate.

In 2022, we spent Ps. 187.2 million (U.S.$9.7 million) on capital improvements at our facilities in Mexico and Ps. 1,404.1 million (U.S.$72.5 million) on capital investments at our steel facilities in Brazil.

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

B. Business Overview

In the United States of America, Mexico and Brazil, we own and operate 19 state-of-the-art steel making, processing and/or finishing facilities with a combined annual crude steel installed production capacity of 6.0 million tons and a combined annual installed rolling capacity of 5.8 million tons. We own both mini-mill and integrated steel making facilities, which give us the flexibility to optimize our production and reduce production costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnace).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco, Mexico;

●	a mini-mill in Mexicali, Baja California Norte, Mexico;

●	two mini-mills in Apizaco, Tlaxcala, Mexico;

●	a cold finishing facility in Cholula, Puebla, Mexico;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;

●	a mini-mill in Canton, Ohio, an integrated facility in Lorain, Ohio and value-added rolling and finishing facilities in Lorain and Massillon, Ohio; Lackawanna, New York and Solon, Ohio, all of which we own through our majority-owned subsidiary, Republic; and

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we own and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

In 2022, we had net sales of Ps. 54.2 billion, gross profit of Ps. 14.5 billion and net profit of Ps. 7.7 billion. In 2022, approximately 11% of our consolidated sales were in our segment in the United States of America, approximately 57% were in our segment in Mexico and approximately 32% were in our segment in Brazil.

Business Strategy

We seek to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America and structural steel in Mexico. We also seek to expand our presence in the steel industry by identifying and pursuing growth opportunities and value-enhancing initiatives. Our strategy includes:

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

Our Products

We produce a wide range of value-added SBQ steel, long steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars and wire rods. In our U.S. facilities, we produce hot rolled bars, cold finished bars, semi-finished tube rounds and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-beams. I-beams, also known as standard beams, are “I” form steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90º angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structure supports.

●	Channels. Channels, also known as U-Beams because of their “U” form, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90º angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal sided sections joined by their ends with a 90º angle, in an “L” form. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce the steel sections in our Mexican and U.S. facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar is reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter, and we produced rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican and U.S. facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Steel Product Sales Volume

	Years ended December 31,
	2018	2019	2020	2021	2022
	(thousands of tons)
I-Beams	72.5	86.6	95.3	116.0	91.6
Channels	48.7	54.3	40.0	32.3	31.6
Angles(1)	156.7	217.7	281.9	217.1	239.4
Hot-rolled bars (round, square and hexagonal rods)	564.9	534.6	535.8	618.7	430.4
Flat bar	168.7	188.4	80.3	102.9	101.2
Rebar	924.2	1,033.8	1,100.2	1,007.3	926.5
Cold finished bars	151.9	131.4	185.1	183.8	188.5
Other semi-finished trade products(2)	14.0	0.6	0.0	0.0	0.0
Electro-Welded wire mesh	18.5	14.0	18.6	19.9	16.8
Wire rod	48.7	57.9	32.3	151.8	167.9
Electro-Welded wire mesh panel	22.1	18.4	29.2	26.5	21.6
Other	0.9	11.2	42.1	27.9	39.7
Total steel sales	2,191.8	2,348.9	2,440.8	2,504.2	2,255.2

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products throughout North America. We also export steel products from Mexico to Central and South America and Europe. In 2022, approximately 20% of our steel product sales in tons represented SBQ steel products, of which we sold 45% to the auto part industry, 46% to service centers and the remaining 9% to other industries.

In 2022, direct sales in tons to the automotive industry decreased by 13% compared to 2021. In 2021, direct sales in tons to the automotive industry increased by 4% compared to 2020.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico					United States of America, Canada, Brazil and Other Countries
	Years ended December 31,
	2018	2019	2020	2021	2022	2018	2019	2020	2021	2022
I-Beams	94%	82%	82%	71%	64%	6%	18%	18%	29%	36%
Channels	56%	44%	55%	86%	84%	44%	56%	45%	14%	16%
Angles	67%	52%	37%	53%	50%	33%	48%	63%	47%	50%
Hot-rolled bars (round, square and hexagonal rods)	32%	38%	48%	39%	42%	68%	62%	52%	61%	58%
Flat bar	68%	61%	72%	75%	81%	32%	39%	28%	25%	19%
Rebar	67%	56%	50%	51%	56%	33%	44%	50%	49%	44%
Cold drawn finished bars	77%	76%	46%	50%	46%	23%	24%	54%	50%	54%
Other semi-finished trade products	—	—	—	—	—	100%	100%	100%	—	—
Electro-Welded wire mesh	100%	100%	100%	100%	100%	—	—	—	—	—
Wire rod	100%	100%	89%	74%	63%	—	—	11%	26%	37%
Electro-Welded wire mesh panel	100%	100%	100%	100%	100%	—	—	—	—	—
Other	75%	0%	0 1%	10%	11%	25%	100%	99%	90%	89%
Total (weighted average)	60%	55%	51%	52%	54%	40%	45%	49%	48%	46%

During 2022, approximately 7.1% of our sales by volume came from the U.S. segment, with almost 100% of such sales representing SBQ product and 36.7% of our sales by volume came from the Brazil segment. The Mexican segment represents approximately 56.2 of our sales by volume, with SBQ products representing approximately 26.6% of such sales and the remainder representing commercial steel products.

A significant portion of our sales in the United States of America and Canadian markets came from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States of America and Canadian markets were spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States of America and Canadian markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Midwest, Great Lakes and Southeast regions of the United States of America.

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

During 2022 and 2021, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canadian SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

In our Republic plants, we have long-term relationships with most of our major customers, in some cases for 10 to 20 years or longer. Our major direct and indirect customers span throughout numerous market sectors including automotive, manufacturing, industrial equipment and defense.

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

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 828,000 tons for 2022, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market. Our steel production decreased 3.3% in 2022 compared with 2021.

Our major customers in 2022 include: Pires Do Rio Cibraco Comercio e Industria de Ferro e Aco, Ltda., Marson Distribuicao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, UK Industria de Molas e Grampos, Ltda, SAE Towers Brasil Torres Trans, Ltda, Comercio de Ferro Arevalo & Junior Eireli, Arcelor Mittal Brasil, SA, Aco Fera Com Ferro e Aco Ltda, Cedisa Central de Aco, SA, Automolas Equipamentos Ltda, Fama Do Brasil, S A, MKRAFT Comercio de Metais Ltda and, RDG Acos Do Brasil, SA.

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

A number of our competitors in the United States of America, Mexico and Brazil have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, Brazil and the United States of America, we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

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

In 2022, we sold approximately 266,840 tons of I-beams, channels and angles at least three inches in width which represented approximately 12.7% of our total finished product sales for the year. In 2021, we sold approximately 275,545 tons of I-beams, channels and angles at least three inches in width which represented approximately 11% of our total finished product sales for the year. We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 12.7% in 2021 and 14.8% in 2021, according to information provided by the Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2022, we sold approximately 626,864 tons of hot rolled and cold finished steel bars and 817,917 tons in 2021. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 12.8% and 16.6%, respectively, in 2022 and 14.3% and 16.1%, respectively, in 2021. Rebar and light structural steel together accounted for approximately 1,124,562 tons, or 49.9%, of our total production of finished steel products in Mexico, the United States of America and Brazil in 2022. Rebar and light structural steel together accounted for approximately 1,187,206 tons, or 47.4% of our total production of finished steel products in Mexico, the United States of America and Brazil in 2021. We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., ArcelorMittal Lazaro Cardenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia, Suacero, S.A. de C.V. and Gerdau Corsa.

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

We believe our principal competitors in the United States of America market, depending on the product, include Nucor, Corporation, Charter Steel, Steel Dynamics, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel and Gerdau.

Brazil

Our main competitors in the Brazilian market are ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Usiminas, Ternium Do Brasil, Vallourec and Villares Metals.

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

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until September 2024.

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

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased approximately 19.4% in 2018, decreased 20% in 2019, increased 9% in 2020, increased 62% in 2021 and increased 0.5% in 2022, and prices of ferroalloys increased approximately 9.7% in 2018, decreased approximately 1% in 2019, decreased 20% in 2020, increased 32.9% in 2021 and increased 36.4% in 2022. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2022, our cost of sales in Mexico, as a percentage of sales in Mexico, was 70%, compared to our U.S. operations where our cost of sales, as a percentage of sales in the United States of America, was 98%, as a percentage of sales in Brazil, was 71% and our consolidated cost of sales, as a percentage of consolidated sales, was 73%. The higher cost of sales of facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 60.5% of our consolidated manufacturing conversion cost in 2022 (62% of the manufacturing conversion cost in our Mexico operations, 31% of the manufacturing conversion cost in our U.S. operations and 66% in our Brazil operations), compared to 70% of our consolidated manufacturing conversion cost in 2021 (67% of the manufacturing conversion cost in our Mexico operations, 43% of the manufacturing conversion cost in our U.S. operations and 72% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 11.5% and 15.9% of our refined scrap tonnage in 2022 and 2021, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States of America, which, in the aggregate, provided us with approximately 87.3% and 1.2%, respectively, in 2021 and approximately 82.2% and 1.9%, respectively, in 2020 of our refined scrap metal requirements. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products. In our Mexican operations, ferroalloys, electrodes and refractory products collectively accounted for approximately 14% of our manufacturing conversion cost in 2022, compared to 10% in 2021, in our U.S. and Canadian facilities accounted for 19% of our manufacturing conversion cost in 2022, compared to 9% in 2021 and in our Brazil facilities accounted for approximately 9% of our manufacturing conversion cost in 2022 compared to 7% in 2021.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Autlán Metal Services, S.A. de C.V., Elmet, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Metaloides, S.A. de C.V., Micro Abrasivos, S.A. de C.V.and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our U.S. facilities purchase most of their ferroalloys from Affival Inc., Kennecott Molybdenum Company, Vale Americas Inc., Minerais U.S. LLC, Greenwich Metals Inc. and BPI Inc. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., and Cia de Ferro Ligas de Bahia Ferbasa.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Jilin Carbon Co. Ltd., Interfer Edelsthal H. Mbh, Duracarbon Latinoamerica LCC, FRC Global Inc, CNBM International Corp, Dalian Xihua Refractories Materials Co., and HEG Limited. Our U.S. facilities purchase most of their electrodes from Sangraf International and Starex Inc. Our Brazil facilities purchase most of their electrodes from Jilin Carbon Import Cimm Group Co. Ltd and Export Company and Dura Carbon Singapur.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius de México, S.A. de C.V., Magnesita Refractories México, S.A. de C.V., Magna Refractarios México, S.A. de C.V., FRC Global Inc, Puyang Refractories group Co. Ltd. Kumas, Manyezit Sanayi A.S., Calderys France S.A.S., and Rectix Materiales Refractarios, S.A. de C.V.. Our U.S. facilities purchase most of their refractory products from RHI US, Inc., Vesuvius USA, Corp., Magna a Division of Timab, Vibrantz Minerias LLC, Harbison-Walker Refractories Company and FRC Global Inc. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarrasm S.A., Vesivius and Magnesita Refractaries Mexico S.A. de C.V.

Electricity. In 2022 and 2021, electricity accounted for approximately for 8% and 7% of our consolidated manufacturing conversion cost, respectively. Electricity accounted for 7% and 7% in 2022 and 2021 of our manufacturing conversion in our Mexico facilities and is supplied by the Comisión Federal de Electricidad (CFE) for basic service and Iberdrola for qualified service. It accounted for 9% in 2022 and 4% in 2021 of the manufacturing conversion cost in our U.S. operations and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 5% and 8% in 2022 and 2021, respectively, of the manufacturing conversion cost in our Brazil operations and is supplied by Ecom Energia Ltda., Comercializadora de Energiaeletrica Ltda. and Comerc Ltda. We, like most high volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 5% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 6% of the manufacturing conversion cost of our U.S. operations and 4% of our Brazil operations) in 2022 and approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 1% of the manufacturing conversion cost of our U.S. operations and 2% of our Brazil operations) in 2021. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2022 and 2021, we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

We do not enter into contracts for speculation purposes.

Regulation

U.S. Operations

Our U.S. operations are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things the management of hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. Our U.S. operations have been the subject of administrative action by federal, state (or provincial) and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See Item 3.D. “Risk Factors—Risk Factors Related to our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and Item 8. “Financial Information—Legal Proceedings.”

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

Our steelmaking operations in the United States of America, Brazil and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States of America, the federal Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As signatories to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States of America withdrawal from the Paris Agreement. Following the 2020 U.S. presidential election, the U.S. formally rejoined the Paris Agreement in February 2021. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

United States of America-Mexico-Canada Agreement (USMCA), previously North American Free Trade Agreement (NAFTA)

NAFTA became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States of America and Canada, including those that compete with our main product lines. After a 13-month negotiation period, on September 30, 2018, the United States of America, Mexico and Canada signed the United States of America-Mexico-Canada Agreement (the USMCA), which replaced NAFTA on July 1, 2020. See “Item 3.D. Risk Factors—Risks Related to Mexico—Developments in other countries could adversely affect the Mexican economy, our financial performance and the price of our shares.” The new agreement has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

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

Mexico-Japan Economic Association (the “Association”). On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Association was negotiated in the following terms: (i) the specialized steel that is not produced in Mexico, and that is used to produce vehicles, spare parts, electronics, machinery and heavy equipment, was released from any tariffs, as from the effective date of the Association, (ii) the steel products coming from Japan currently have a zero percent rate, and (iii) the products to be imported from the under the programs established by the Association, will pay the tariffs pursuant to the fixed tariffs established in such Sector Programs, so the electronic and vehicles industries will be exempted as of the effective date of the Association.

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

On October 14, 2014, the USITC determined that the U.S. steel industry was materially injured by imports of steel concrete reinforcing bar from Mexico that are sold in the United States of America at less than fair value and from Turkey that are subsidized by the government of Turkey. As a result of the USITC’s affirmative determinations, the U.S. Department of Commerce issued an anti-dumping duty order on imports of this product from Mexico and a countervailing duty order on imports of this product from Turkey. The U.S. government imposed tariffs of 66.7% against imports for rebar from Deacero, S.A.P.I de C.V. and us and tariffs of 20.58% for rebar imports from all other producers in Mexico, which tariffs were rescinded in June 2017.

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate was ratified in June 1, 2022. A preliminary dumping rate of 6.35% was imposed and will be ratified in the first half of 2023.

On January 19, 2023, the International Trade Practices Unit (UPCI) published the final resolution of the China wire rod countervailing duty examination, extending the countervailing duty on wire rod imports from China for 5 years. And on February 24, 2023, the UPCI published the final resolution imposing countervailing duties on imports of type I and II steel beams from Spain, Germany and the United Kingdom.

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

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadorade Servicios Siderúrgicos de Calidad, S.A. de C.V. (100.00%); Industrias del Acero y del Alambre, S.A. de C.V. (100.00%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100.00%); Sistemas de Transporte de Baja California, S.A. de C.V. (100.00%); Operadora de Metales, S.A. de C.V. (100.00%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100.00%); Arrendadora Simec S.A. de C.V. (100.00%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara, S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100.00%); Undershaft Investment N. V. (100.00%); Simec USA Corp. (100.00%); Pacific Steel Projects Inc. (100.00%); Simec Steel Inc. (100.00%); Simec International, S.A. de C.V. (100.00%); Corporativos G&DL, S.A. de C.V. (100.00%); Simec International 6, S. A. de C. V. (100.00%), Simec International 7, S. A. de C. V. (99.99%), Simec International 9, S.A.P.I. de C.V. (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100.00%), Gases Industriales de Tlaxcala, S.A. de C.V. (100.00%), GSIM de Occidente, S.A. de C.V.(100.00%), Siderúrgicos Noroeste, S.A. de C.V. (100.00%), Fundiciones de Acero Estructrual, S.A. de C.V. (100.00%) and Simec Siderúgico, S.A. de C.V. (100.00%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V. (100.00%) until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (99.99%) . These facilities were operated by RRLC, S.A.P.I. de C.V. (99.99%) and Grupo Chant, S.A.P.I. de C.V. (99.99%) , since April, 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (100.00%) and Aceros Especiales Simec Tlaxcala, S.A. de C.V.(100.00%) , since March 2016 and July 2016, respectively. The Guadalajara plant is currently operated by Corporación ASL, S.A. de C.V., the Mexicali plant by Simec International 6, S,A, de C.V., the Apizaco and Cholula plants by Simec international, S.A. de C.V., the new Tlaxcala plant by Aceros Especiales Simec Tlaxcala, S.A. de C.V., the San Luis plants by Aceros DM, S.A. de C.V., Aceros San Luis, S.A. de C.V., Malla San 2, S.A. of C.V. and Fundiciones de Acero Estructural, S.A. de C.V.; and the Silao plant by CHQ Wire México, S.A. of C.V. (formerly Malla San 1, S.A. de C.V.). The group’s marketer is Simec Acero, S.A. de C.V.

(3)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and three cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic.

(4)	Grupo San facilities are conformed by Corporación Aceros DM, S.A. de C.V. (100.00%) and Subsidiaries, Aceros DM, S.A. de C.V. (100.00%) Acero Transportes SAN, S.A. de C.V. (100.00%), Aceros San Luis, S.A. de C.V. (100.00%), CHQ Wire México, S.A. de C.V. (100.00%) (formerly Malla San 1, S.A. de C.V.), Malla San 2, S.A. de C.V. (100.00%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (100.00%).

(5)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2021:

Name of Subsidiary	Country of Incorporation	Ownership Interest (%)
Simec International, S.A. de C.V.	Mexico	100.00%
Undershaft Investments, N.V.	Curaçao	100.00%
Pacific Steel, Inc.	United States of America	100.00%
SimRep Corporation and subsidiaries (Republic)	United States of America	99.41%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	Mexico	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	Mexico	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	Mexico	99.99%
Procesadora Mexicali, S.A. de C.V.	Mexico	99.99%
Servicios Simec, S.A. de C.V.	Mexico	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	Mexico	100.00%
Operadora de Metales, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	Mexico	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	Mexico	100.00%
Arrendadora Simec, S.A. de C.V. (in liquidation)	Mexico	100.00%
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	Mexico	99.99%
CSG Comercial, S.A. de C.V.	Mexico	99.95%
Corporación Aceros DM, S.A. de C.V. and Subsidiaries	Mexico	100.00%
Corporación ASL, S.A. de C.V.	Mexico	99.99%
Simec International 6, S. A. de C.V.	Mexico	100.00%
Simec International 7, S. A. de C.V.	Mexico	99.99%
Simec International 9, S.A.P.I. de C.V.	Mexico	100.00%
Simec Acero, S.A. de C.V.	Mexico	100.00%
Simec USA, Corp.	United States of America	100.00%
Pacific Steel Projects, Inc.	United States of America	100.00%
Simec Steel, Inc.	United States of America	100.00%
Corporativos G&DL, S.A. de C.V.	Mexico	100.00%
GV do Brasil Industria e Comercio de Aço LTDA.	Brazil	100.00%
Orge, S.A. de C.V.	Mexico	99.99%
Siderúrgica del Occidente y Pacífico, S.A. de C.V.	Mexico	100.00%
RRLC, S.A.P.I. de C.V.	Mexico	99.99%
Grupo Chant, S.A.P.I. de C.V.	Mexico	99.99%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	Mexico	100.00%
Gases Industríales de Tlaxcala, S.A. de C.V.	Mexico	100.00%
GSIM de Occidente, S.A. de C.V.	Mexico	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	Mexico	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	Mexico	100.00%
Companhia Siderúrgica do Espirito Santo, S.A.	Brazil	100.00%
Simec Siderúrgico, S.A. de C.V.	Mexico	100.00%

D.	Property, Plants and Equipment

Our Operations and Production Facilities

We conduct our operations at 19 facilities throughout North and South America. At December 31, 2022, our crude steel production capacity was 6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.8 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 2.3 million tons of crude steel production capacity and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.8 million tons of rolling and finishing capacity, of which 3.1 million are located in Mexico, 1.8 million are located in the United States of America and Canada and 0.9 million are located in Brazil.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Years ended December 31,
	2018	2019	2020	2021	2022
	(tons in thousands)
Melt shops
Steel billet production	2,359.0	2,497.1	2,879.7	3,005.9	2,472.8
Annual installed capacity(1)	5,257.9	5,776.9	6,006.0	6,006.0	6,006.0
Effective capacity utilization	44.9%	43.2%	47.9%	50.5%	41.2%

Rolling mills
Total production	2,306.7	2,513.4	2,581.6	2,708.1	2,674.8
Annual installed capacity(1)	4,480.0	4,896.0	5,185.0	5,205.0	5,792.6
Effective capacity utilization	51.5%	51.3%	49.8%	52.0%	46.2%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility for 2022.

Mexican Production per Facility by Product Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	23.4%	0.4%	0%	0%	4.7%
Channels	9.7%	4.3%	0%	0%	2.5%
Angles	43.6%	15.2%	0%	0%	10.6%
Hot rolled bars (round, square and hexagonal rods)	13.5%	2.3%	48.0%	0.7%	15.0%
Rebar	0.0%	73.4%	0.0%	75.7%	41.9%
Flat bars	8.4%	4.4%	21.0%	0.0%	7.3%
Cold finished bars	0.9%	0.0%	25.8%	0.0%	6.4%
Electro-Welded wire mesh	0.0%	0.0%	0.0%	3.61%	1.3%
Wire rod	0.0%	0.0%	4.8%	16.7%	8.4%
Electro-Welded wire mesh panel	0.0%	0.0%	0.0%	4.0%	1.7%
Other	0.5%	0.0%	0.4%	-0.2%	0.2%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 370,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2022, the Guadalajara mini-mill produced 283,454 tons of steel billet and 257,513 tons of finished product, operating at 77% capacity for billet production and 54% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, light structural steel and rebar.

Guadalajara Mini-Mill

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	307	267	290	302	252
Average finished product price per ton	Ps. 13,896	Ps. 13,794	Ps. 13,235	Ps. 21,361	Ps. 26,880
Average scrap cost per ton	7,071	5,492	6,261	9,720	9,966
Average manufacturing conversion cost per ton of finished product(1)	3,252	4,393	3,235	12,217	4,714
Average manufacturing conversion cost per ton of billet(1)	2,674	2,836	2,305	2,853	3,359

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 430,000 tons of steel billet and an annual installed capacity of finished product of 250,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2022, the Mexicali mini-mill produced approximately 186,091 tons of billet. In 2022, the Mexicali mini-mill produced 156,940 tons of finished products. In 2022, we operated the Mexicali mini-mill at 43% capacity for billet production and at 63% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States of America, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar.

Mexicali Mini-Mill

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	208	236	230	170	163
Average finished product price per ton	Ps. 13,538	Ps. 12,093	Ps. 13,126	Ps. 20,371	Ps. 23,145
Average scrap cost per ton	6,302	4,954	5,319	8,412	8,183
Average manufacturing conversion cost per ton of finished product(1)	3,290	3,326	2,986	10,734	4,603
Average manufacturing conversion cost per ton of billet(1)	2,249	2,413	2,517	2,489	2,859

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 480,000 tons of steel billet and an annual installed capacity of finished product of 444,000 tons. In 2022, mini-mill 1 produced 275,619 tons of steel billet. In 2022, mini-mill 1 produced 251,149 tons of finished products. In 2022, we operated mini-mill 1 at 57% capacity for billet production and at 57% capacity for finished product production. Mini-mill 2 has an installed capacity of 650,000 tons of steel billet and an installed capacity of finished product of 600,000 tons. In 2022, mini-mill 2 produced 139,910 tons of steel billet. In 2022, mini-mill 2 produced 118,097 tons of finished products. In 2022, we operated mini-mill 2 at 22% capacity for billet production and at 20% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, light structural and rebar. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 120,000 tons. In 2022, the Cholula facility produced 69,736 tons of finished products, at 58% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2022, our plants in Apizaco and Cholula produced 415,529 tons of billet and 438,982 tons of finished product, operating at 37% of its billet capacity and 38% capacity for finished product.

In 2022, 48% of the products we produced at the Apizaco and Cholula facilities were hot rolled bars (round, square and hexagonals), 26% were flat merchant bar and 21% were cold finished products.

Apizaco Mini-Mill and Cholula Facility

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	321	318	318	346	306
Average finished product price per ton	Ps. 17,935	Ps. 16,726	Ps. 16,268	Ps. 23,587	Ps. 26,732
Average scrap cost per ton	6,383	5,271	5,933	9,486	10,106
Average manufacturing conversion cost per ton of finished product(1)	5,604	5,916	5,639	13,243	4,416
Average manufacturing conversion cost per ton of billet(1)	3,767	4,047	3,446	4,748	6,397

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2021, these facilities had an annual installed capacity of 660,000 tons of billet and 1,197,600 tons of finished product. In 2022, the San Luis facilities produced 527,088 tons of steel billet. In 2022, the San Luis facilities produced 816,104 tons of finished product, operating at 80% capacity for billet production and 68% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	538	546	496	554	543
Average finished product price per ton	Ps. 14,255	Ps. 12,225	Ps. 15,041	Ps. 20,494	Ps. 22,334
Average scrap cost per ton	6,822	5,378	6,407	9,894	10,067
Average manufacturing conversion cost per ton of finished product(1)	3,094	3,026	2,719	12,713	858
Average manufacturing conversion cost per ton of billet(1)	2,481	2,381	2,113	3,327	3,723

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

U.S. Operations and Facilities

We have operated our Republic facilities (in Ohio and New York) since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2021, these facilities had an annual installed capacity of 2,296,000 tons of billet and 1,763,000 tons of finished product. In 2022, Republic facilities produced 187,600 tons of steel billet. For the same period, Republic facilities produced 178,300 tons of hot-rolled bars. Republic facilities produced 29,700 tons of cold finish bars. In 2022, Republic facilities produced 15,800 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	385	298	237	275	161
Average finished product price per ton	Ps. 24,016	Ps. 23,893	Ps. 23,511	Ps. 29,880	Ps. 36,562
Average scrap cost per ton	7,026	5,650	6,014	9,995	7,952
Average manufacturing conversion cost per ton of finished product(1)	10,555	8,487	9,592	17,173	5,354
Average manufacturing conversion cost per ton of billet(1)	6,842	6,862	6,838	7,267	12,246

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operates an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills.

Our Lorain facility had, at December 31, 2022, an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2022 as it has been idled since 2016.

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

Canton produces blooms and billets for the three rolling mills in Republic facilities and for trade customers. We use the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2022, the Canton facility had annual installed capacity of 1,247,000 tons of steel billet. In 2022, this facility produced 187,600 tons of blooms, billets and other semi-finished trade product and was operated at 15% capacity of steel billet.

Lackawanna, New York. Our Lackawanna facility mainly produces SBQ steel and includes a three-zone walking beam billet reheat furnace, a recently upgraded 17 conventional stand mill with a 5 stand sizing mill and two saw lines capable of producing rounds, squares, and hexagons in both cut length and coils. This facility produces hot rolled bar sizes that range from 0.562” to 3.250” with coil weights up to 6,000 lb. Our Lackawanna facility’s finishing equipment includes a QVL inspection line and three saw lines. We sell a portion of the hot rolled bars produced at our Lackawanna facility to trade customers, and we also ship a portion of the finished bars to our cold finishing operations for further processing. As of December 31, 2022, the Lackawanna facility had annual installed capacity of 653,000 tons of hot rolled bars. In 2022, this facility produced 178,300 tons of hot rolled bars and was operated at 27% capacity of finished product.

Massillon, Ohio. Our Massillon facility mainly produces SBQ steel and contains a cold finishing facility which includes the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2021, an annual installed capacity of 138,000 tons of finished product. During 2022, the Massillon facility was operated at 22% capacity of finished product and produced 29,700 tons of cold finished bars.

Solon, Ohio. Our Solon facility, acquired in February 2011, mainly produce Cold Heading Quality (CHQ) wire products and have wire drawing and finishing facilities that include the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2021, the Solon facility had installed capacities of 72,000, for wire products. During 2022, the Solon facility produced and shipped 15,800 tons of wire products and was operated at 21.9% capacity of finished product.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2021.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna began operations in May 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2022, our plant in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 450,000 tons of finished product per year capacity. In 2022, our plant in Pindamonhangaba produced 383,679 tons of billet and 378,838 tons of finished product, operating at 74% of its capacity for billet and 84% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 348,000 tons of finished product. In 2022, our plant in Cariacica produced 489,380 tons of billet and 284,094 tons of finished product, operating at 82% of its capacity for billet and 82% capacity for finished product. The plant in Itauna had installed capacity to produce 140,000 tons of finished product. In 2022, our plant in Itauna produced 118,507 tons of finished product, operating at 85% capacity for finished product.

In 2022, our plants in Brazil produced 873,059 tons of billet and 781,439 tons of finished product, operating at 78% of its billet capacity and 83% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years ended December 31,
	2018	2019	2020	2021	2022
Steel sales (thousands of tons)	433	684	871	857	828
Average finished product price per ton	Ps. 13,681	Ps. 12,456	Ps. 12,422	Ps. 20,973	Ps. 20,978
Average scrap cost per ton	6,553	5,290	5,420	9,320	9,419
Average manufacturing conversion cost per ton of finished product(1)	4,240	3,912	2,928	11,628	1,463
Average manufacturing conversion cost per ton of billet(1)	2,957	2,649	2,000	3,173	4,644

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2022 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams, Channels, Angles, Hot rolled bars, Flat bars	electric arc furnace with continuous caster rolling mill and bar processing lines	257,513	480,000

Mexicali	Angles, Rebar, Channels, Hot rolled bars, Other	electric arc furnace with continuous caster and rolling mills	156,940	250,000

Apizaco and Cholula	SBQ	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	438,982	1,164,000

Aceros DM, San Luis Potosí	Rebar, Wire rod, Electro-Welded wire mesh, Electro-Welded wire mesh panel, Bars	electric arc furnaces, with continuous casters, rolling mill and wire rod rolling mill	368,702	410,000

Aceros San Lui, San Luis Potosí	Rebar	electric arc furnaces, with continuous casters, reheating furnace and rebar rolling mill	149,497	200,000
Fundiciones de Acero, San Luis Potosí	Wire	Pickling line, wire drawing machines	160,134	325,000
Malla San, San Luis Potosí	Wire rod, Electro-Welded wire mesh, Electro-Welded wire	Wire drawing machines, reheating furnace, electrowelders	128,563	235,000
CHQ Wire, Guanajuato	Wire rod	Pickling line, wire drawing machines	9,208	27,600
Lorain(1)	SBQ	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	900,000

Canton(2)	SBQ	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption	Our billet and bloom for internal consumption

Lackawanna	SBQ	rolling mill and wire rod rolling mill	178,300	653,000

Massillon	SBQ	cold drawn, bar turning and heat treating equipment	29,700	138,000

Solon	SBQ	equipment to clean and coat, draw, and anneal wire	15,800	72,000

Brazil	Rebar, Angles, Bars. Flat bars, Other	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	781,439	938,000

(1)	Production capacity is for rolling only.

(2)	Production capacity is for billets only.

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

A. Operating Results

Overview

We are producers of SBQ and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2020, the total increase in net revenue from sales of SBQ products compared to 2019 was 16%. In 2021, the total increase in net revenue from sales of SBQ products compared to 2020 was 17%. In 2022, the total decrease in net revenue from sales of SBQ products compared to 2021 was 24%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consist of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2020, 2021 and 2022, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idled during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

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

A significant percentage of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. In the transaction business, we can adjust the base pricing as required. Scrap metal and commodity prices increased in 2020, in 2021 and 2022 by 9%, 62% and 0.5%, respectively. Financial resources will continue to be made available as our U.S. segment tackles the cost curve and restores the business to profitability.

Sales Volume, Price and Cost Data, 2018 - 2022

	Year ended December 31,
	2018	2019	2020	2021	2022
Shipments (thousands of tons)	2,192	2,349	2,441	2,504	2,255
Guadalajara and Mexicali	515	503	519	472	415
Apizaco and Cholula	321	318	318	346	308
San Luis facilities	538	546	496	554	543
Republic facilities	385	298	237	275	160
Brazil	433	684	871	857	828

Net sales (Ps. millions)	35,678	34,171	35,869	55,620	54,159
Guadalajara and Mexicali	7,082	6,537	6,914	9,914	10,534
Apizaco and Cholula	5,757	5,319	5,222	8,161	8,244
San Luis facilities	7,669	6,675	7,525	11,354	12,136
Republic facilities	9,246	7,120	5,549	8,217	5,867
Brazil	5,924	8,520	10,659	17,974	17,378

Cost of sales (Ps. millions)	30,563	30,067	29,212	39,973	39,684
Guadalajara and Mexicali	5,710	5,364	5,311	7,083	6,640
Apizaco and Cholula	3,948	4,001	4,148	6,101	6,902
San Luis facilities	6,058	5,569	6,000	8,154	8,034
Republic facilities	9,294	7,753	5,677	7,159	5,764
Brazil	5,553	7,380	8,075	11,476	12,344

Average price per ton (Ps.)	16,276	14,547	14,666	22,212	24,015
Guadalajara and Mexicali	13,751	12,996	13,321	21,004	25,410
Apizaco and Cholula	17,935	16,726	16,421	23,587	26,732
San Luis facilities	14,255	12,225	15,171	20,495	22,334
Republic facilities	24,016	23,893	23,437	29,880	36,562
Brazil	13,681	12,456	12,237	20,973	20,978

Average cost per ton (Ps.)	13,943	12,800	11,968	15,964	17,597
Guadalajara and Mexicali	11,087	10,664	10,138	15,006	16,017
Apizaco and Cholula	12,299	12,582	13,044	17,633	22,378
San Luis facilities	11,260	10,200	12,107	14,718	14,785
Republic facilities	24,140	26,017	25,996	26,033	35,920
Brazil	12,824	10,789	10,785	13,391	14,901

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2022 was positive by 3.0% (according to preliminary figures of the INEGI) and 5.0% in 2021 (according to figures of the INEGI). The U.S. GDP increased 2.1% in 2022 (according to preliminary figures of the U.S. Department of Commerce) and increased 6.0% in 2021. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price decreased approximately 10.6% in 2019 compared to 2018. Our average steel price increased approximately 1% in 2020 compared to 2019. Our average steel price increased approximately 55% in 2021 compared to 2020. Our average steel price increased approximately 8.1% in 2022 compared to 2021.

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

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2020, imports to Mexico in tons decreased 13.1% compared to 2019 according to information of CANACERO. In 2021, imports to Mexico in tons increased 32.8% compared to 2020 according to information of CANACERO. In 2022, imports to Mexico in tons decreased 11.7% compared to 2021 according to information of CANACERO.

Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States of America could reduce future market prices and demand levels for steel in the United States of America. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States of America than to commodity steel producers because of the high-quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. For example, prices of scrap metal increased approximately 19.4% in 2018, decreased 20% in 2019, increased 9% in 2020, increased 9% in 2021 and increased 0.5% in 2022; and prices of ferroalloys increased approximately 9.6% in 2018, decreased approximately 1% and 20% in 2019 and 2020,and increased 62.6% in 2021, and increased approximately 36.4% in 2022. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, in 2018, 2019, 2020, 2021 and 2022 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and the United States of America. These prices are impacted by general demand and supply for energy in the United States of America and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. Natural gas and electricity prices have remained highly volatile. Prices for electricity increased approximately 14% in 2018, increased approximately 0.1% in 2019, decreased approximately 10% in 2020, increased 4.7% in 2021 and 7.7% in 2022; and prices for natural gas increased approximately 28% in 2018, increased approximately 1.8% in 2019, decreased 18% in 2020 and decreased 1% in 2021 and increased 54.3% in 2022.

If inflation rates in Mexico rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 4.8% for 2018, 2.8% for 2019, 3.2% in 2020, 7.4% in 2021 and 7.8% in 2022. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. According to the Mexican Central Bank (Banco de Mexico), during the period from 2020 to 2022, the exchange rate registered a low of Ps. 18.57 per U.S.$1.00 at February 17, 2020, and a high of Ps. 24.88 per U.S.$1.00 at April 27, 2020. The appreciation of the Mexican peso relative to the U.S. dollar in 2022 was 5.6%. The exchange rate at December 31, 2022 was 19.3615 compared to 20.5157 at December 31, 2021. At April 28, 2023, the exchange rate was Ps. 18.1030 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States of America; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2022
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	30,914,890	5,867,193	17,377,164	—	54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)	—	(39,683,861)
Gross profit (loss)	9,339,132	102,954	5,033,300	—	14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)	544,392	(2,456,700)
Other (expense) income, net	(71,202)	1,015,586	140,205	(1,012,744)	71,845
Interest income and dividends	415,704	30,175	—	—	445,879
Interest expense	(779,134)	(55,867)	(383,646)	383,646	(835,001)
Exchange gain (loss), net	(699,975)	(58)	(60,625)	60,625	(700,033)
Income (loss) before income tax	7,108,195	806,179	3,111,083	(24,081)	11,001,376
Income tax	(2,565,834)	(88,679)	(645,009)	—	(3,299,522)
Net (loss) income	4,542,361	717,500	2,466,074	(24,081)	7,701,854

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	627,078	236,601	253,193	—	1,116,872
Total assets	44,025,917	12,930,111	14,149,332	(3,472,457)	67,632,903
Total liabilities	8,375,028	7,243,113	7,492,843	(3,472,457)	19,638,527
Additions of property, plant and equipment, net	151,783	252,116	1,292,586	—	1,696,485

	For the year ended December 31, 2021
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	29,678,133	8,216,595	17,725,628	—	55,620,356
Cost of sales	(21,337,462)	(7,159,354)	(11,471,370)	—	(39,968,186)
Gross profit (loss)	8,340,671	1,057,241	6,254,258	—	15,652,170
Administrative expenses	(907,798)	(256,875)	(877,969)	—	(2,042,642)
Other (expense) income, net	(77,530)	454,303	1,793	(455,972)	(77,406)
Interest income	(65,631)	(317)	—	—	(65,948)
Interest expense	(28,904)	(61,494)	(96,486)	99,439	(87,445)
Exchange gain (loss), net	(325,389)	378	120,300	(120,300)	(325,011)
Income (loss) before income tax	7,717,459	1,193,114	5,161,296	(236,233)	13,835,636
Income tax	(2,472,751)	(477,380)	(1,439,638)	—	(4,389,769)
Net (loss) income	5,244,708	715,734	3,721,658	(236,233)	9,445,867

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	667,167	270,119	237,852	—	1,175,108
Total assets	47,917,643	10,836,083	8,815,051	(10,226,205)	57,342,572
Total liabilities	7,665,924	5,544,135	12,396,190	(10,226,205)	15,380,044
Additions of property, plant and equipment, net	367,496	288,487	410,439	—	1,066,422

	For the year ended December 31, 2020
	Mexico	United States of America	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	19,660,889	5,549,366	10,659,259	—	35,869,314
Cost of sales	(15,459,258)	(5,677,213)	(8,075,253)	—	(29,211,724)
Gross profit (loss)	4,201,631	(127,847)	2,583,806	—	6,657,590
Administrative expenses	(1,117,817)	(240,726)	(660,785)	—	(2,019,328)
Other (expense) income, net	52,656	505,946	(11,854)	—	546,748
Interest income	107,605	222	—	—	107,827
Interest expense	(5,108)	(16,104)	(66,007)	33,473	(53,746)
Exchange (loss) gain, net	(483,822)	1,510	(1,096,416)	1,215,564	(363,164)
Income (loss) before income tax	2,755,145	123,001	748,744	1,249,037	4,875,927
Income tax	(1,747,568)	(118,926)	(211,350)	—	(2,077,844)
Net (loss) income	1,007,577	4,075	537,394	1,249,037	2,798,083

Other Data	Mexico	United States of America	Brazil	Operations between Segments	Total
Depreciation and amortization	693,362	332,186	426,723	—	1,452,271
Total assets	33,386,043	9,237,831	5,807,121	(2,927,348)	45,503,647
Total liabilities	6,944,579	4,797,682	3,670,075	(2,927,348)	12,484,988
Additions of property, plant and equipment, net	278,700	41,054	631,451	—	951,205

Our net sales by product during 2020, 2021 and 2022 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2020	2021	2022
Light structural	1,529,216	2,600,484	3,453,952
Structural	3,677,441	5,342,228	5,701,308
Bars	2,051,053	4,456,151	4,117,613
Rebar	14,081,399	19,625,065	18,834,890
Flat bar	1,851,960	3,376,554	3,673,660
Hot rolled bars	7,548,939	11,413,275	9,189,257
Cold drawn bars	2,139,938	3,213,061	3,092,410
Other	2,989,368	5,593,538	6,096,157
Total	35,869,314	55,620,356	54,159,247

Our net sales by country or region during 2020, 2021 and 2022 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2020	2021	2022
Mexico	18,122,828	28,060,405	29,650,766
USA	6,555,642	9,050,696	6,812,650
Brazil	10,608,151	17,548,823	19,969,641
Canada	311,761	441,856	291,963
Latin America	253,096	513,524	424,436
Other (Europe and Asia)	17,836	5,052	9,791
Total	35,869,314	55,620,356	54,159,247

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 2.6%, to Ps. 54,159 million in 2022 compared to Ps. 55,620 million in 2021. This decrease resulted primarily from a 8.1% increase in the average price per ton of steel products of 2022 compared to 2021. Total sales outside of Mexico decreased 11.1%, to Ps. 24,508 million in 2022 compared to Ps. 27,560 million in 2021. Total sales in Mexico increased 5.3%, from Ps. 28,060 million in 2021 to Ps. 29,651 million in 2022.

Shipments of finished steel products decreased 9.9%, to 2.255 million tons in 2022, compared to 2.504 million tons in 2021. Total sales volume outside of Mexico of finished steel products decreased 12.7% to 0.989 million tons in 2022, compared to 1.132 million tons in 2021, while total Mexican sales decreased 7.7%, from 1.372 million tons in 2021, compared to 1.266 million tons in 2021. The average price of steel products increased 8.1% in 2022 compared to 2021.

Cost of Sales

Our cost of sales decreased 0.7%, from Ps. 39,968 million in 2021 to Ps. 39,684 million in 2022, the decrease is mainly attributable to a 10.3% increase in the average cost per ton of steel products sold and a lower volume of steel tons sold (249 thousand tons less). Cost of sales as a percentage of net sales was 73% in 2021 and 72% in 2021. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.4 (Ps. 47) per hour in 2022 and U.S.$1.8 (Ps. 37) per hour in 2021, compared to U.S.$28.3 (Ps. 549) and U.S.$23.7 (Ps. 486) per hour for 2022 and 2021, respectively, at our U.S. operations. Although some raw material costs are similar in the United States of America and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 14,475 million in 2022 compared to a Ps. 15,652 million gross profit in 2021. This decrease in gross profit is attributable mainly to a decrease of 249,000 tons of finished steel products shipped, an 8.1% increase in the average price of steel products sold. As a percentage of net sales, our gross profit was 26.7% in 2022 and our gross profit was 28% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 20.3%, to Ps. 2,457 million in 2022, compared to Ps. 2,043 million in 2021. The variation of Ps. 414 million corresponds to the increase of Ps. 188 million in the Mexican segment (mainly administrative and maintenance expenses), the increase of Ps. 196 million in the Brazil segment and an increase of Ps. 30 million in the U.S. segment. In 2022 and 2021, our general and administrative expenses included Ps. 219.3 million and 256.1 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

Administrative expenses as a percentage of net sales were 4.5% in 2022 and 4% in 2021. Depreciation and amortization expense were Ps. 11 million in 2022 compared to Ps. 16 million in 2021.

Other (Income) Expense, Net

We recorded other income, net, of Ps. 72 million in 2022, mainly from benefits on inventory sold.

We recorded other expense, net, of Ps. 77 million in 2021, mainly from account debugging.

Interest Income

We recorded interest income of Ps. 446 million in 2022 compared to Ps. 66 million in 2021, mainly as a result of interest charged to affiliated companies.

Interest Expense

We recorded interest expense of Ps. 835 million in 2022 compared to Ps. 87 million in 2021 mainly as a result of a higher use of financial services.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange gain of Ps. 700 million in 2022 compared to a foreign exchange loss of Ps. 325 million in 2021; this foreign exchange loss reflected the 5.6% depreciation of the peso against the dollar in 2022.

Income Tax

In 2022 we recorded an income tax provision of Ps. 3,299 million, which included an income tax provision of Ps. 3,150 million and an income tax expense provision for deferred income taxes of Ps. 150 million. In 2021 we recorded an income tax provision of Ps. 4,390 million, which included an income tax provision of Ps. 3,818 million and an income tax expense provision for deferred income taxes of Ps. 572 million.

Our effective income tax rates for 2022 and 2021 were 30.0% and 31.7%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2022 and years thereafter is 30%.

Net Income (Loss)

We recorded net profit of Ps. 7,702 million in 2022, compared to net profit of Ps. 9,446 million in 2021. The net profit for the year 2022 compared to the net profit in 2021 is mainly as a result of (i) a 8.1% increase in the average price of steel products sold, (ii) the foreign exchange loss in 2021 to Ps. 700 million compared to the foreign exchange gain of Ps. 325 million in 2021, (iii) the loss on stock sale of Ps. 779 million and (iv) the decrease in the provision of income taxes in 2022 to Ps. 3,299 million compared to Ps. 4,390 million in 2021.

Mexican Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales increased 4%, to Ps. 30,915 million in 2022 compared to Ps. 29,678 million in 2021. This increase resulted principally from a 12.8% increase in the average price per ton of steel products in 2022 compared to 2021.

Shipments of finished steel products decreased 7.7%, to 1.266 million tons in 2022, compared to 1.372 million tons in 2021.

Cost of Sales

Our cost of sales increased 1.1%, from Ps. 21,337 million in 2021 to Ps. 21,576 million in 2022, this increase is mainly attributable to an increase in energy cost. As a percentage of net sales, our cost of sales was 69.8% in 2022, compared to 71.9% in 2021.

Gross Profit

Our gross profit increased 12.0%, to Ps. 9,339 million in 2022 compared to Ps. 8,341 million in 2021. This increase is attributable mainly to an increase of 13.8% in the average price of steel products sold, decreased by a higher average cost of sales per ton of 1.1%. As a percentage of net sales, our gross profit was 30% in 2022, compared to 28% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 20.8%, to Ps. 1.096 million in 2022, compared to Ps. 908 million in 2021. The increase was mainly originated by higher administrative and maintenance expenses.

Administrative expenses as a percentage of net sales were 3.6% in 2022 and 3.1% in 2021. Depreciation and amortization expense were Ps. 207 million in 2022 compared to Ps. 238 million in 2021.

Other Expense (Income), Net

We recorded other expenses, net, of Ps. 71 million in 2022, reflecting expenses related to doubtful accounts recoverable allowance.

We recorded other expenses, net, of Ps. 77 million in 2021, reflecting income related to account debugging.

Interest Income

We recorded interest income of Ps. 416 million in 2022 compared to Ps. 65.6 million in 2021. This interest income corresponds mainly to affiliates.

Interest Expense

We recorded interest expense of Ps. 779.1 million in 2022, corresponding mainly to a loss in stocks sale, compared to Ps. 28.9 million of interest expense in 2021.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 700 million in 2022 compared to a foreign exchange gain of Ps. 325 million in 2021; this foreign exchange reflected the 5.6% depreciation of the Mexican peso against the dollar in 2022.

Income Tax

In 2022, we recorded an income tax provision of Ps. 2,566 million, which included an income tax provision of Ps. 2,686 million and an income tax provision for deferred income taxes of Ps. 120 million. In 2021, we recorded an income tax provision of Ps. 2,473 million, which included an income tax provision of Ps. 2,569 million and an income tax provision for deferred income taxes of Ps. 96 million.

According to the Income Tax Law in Mexico, the tax rate for 2022 and thereafter is 30%.

Net Income

We recorded net income of Ps. 4,542 million in 2022, compared to net income of Ps. 5,245 million in 2021. This variance is attributable mainly to; (i) an increase of 12.8% in the average price of steel products sold, (ii) higher administrative expenses of Ps. 189 million, (iii) a foreign exchange gain of Ps. 700 million in 2022 compared to Ps. 325 million of foreign exchange loss in 2021 and (iv) a higher income tax provision in 2022 of Ps. 2,566 million compared to Ps. 2,473 million in 2021.

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 28.6%, to Ps. 5,867 million in 2022 compared to Ps. 8,217 million in 2021. This decrease resulted principally from a decrease of 115,000 tons in shipments of finished steel products.

Shipments of finished steel products decreased 42%, to 160,000 tons in 2022, compared to 275,000 tons in 2021.

The average price of steel products in pesos increased 22.5% in 2022 compared to 2021.

Cost of Sales

Our cost of sales decreased 19.5%, from Ps. 7,159 million in 2021 to Ps. 5,764 million in 2022, the decrease is mainly due to a decrease of approximately 115,000 in tons of shipments of finished steel products and the 38.1% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 98% in 2022, compared to 87% in 2021.

Gross Profit (Loss)

Our gross profit was Ps. 103 million in 2022 compared to a Ps. 1,057 million gross profit in 2021. As a percentage of net sales, our gross profit was 1.7% in 2022, mainly attributable to a decrease of approximately 115,000 tons of shipments of finished steel products and an increase of 38.1%, approximately, in the average price per ton of steel products sold, compared to a gross profit of 12.9% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 287 million in 2022, compared to Ps. 257 million in 2021.

Administrative expenses as a percentage of net sales were 5% in 2022 and 3% in 2021. Depreciation and amortization expense were Ps. 22 million in 2022 compared to Ps. 27 million in 2021.

Other Income, Net

We recorded other income, net, of Ps. 2.8 million in 2022, related to other financial operations.

We recorded other income, net, of Ps. 454 million in 2021, related to other financial operations.

Interest Income

We recorded an interest income of Ps. 30 million in 2022 compared to Ps. 0 million in 2021.

Interest Expense

We recorded an interest expense of Ps. 56 million in 2022 compared to Ps. 61 million in 2021.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 58 million in 2021 compared to a foreign exchange loss of Ps. 0.4 million in 2021.

Income Tax

In 2022, we recorded a tax provision of Ps. 88.7 million and an income tax profit provision. In 2021, we recorded a deferred income tax provision of Ps. 477 million.

Net Profit

We recorded a net profit of Ps. 718 million in 2022, compared to a net profit of Ps. 716 million in 2021. Our net income in 2022 is attributable mainly to an increase in the average price of steel tons produced of 22.5% and a lower tax provision of Ps. 389 million than in 2021.

Brazil Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 2% to Ps. 17,377 million in 2022 compared to Ps. 17,726 million in 2021. This resulted principally from very small variations in the number of steel tons shipped and on the average price of finished steel products.

Shipments of finished steel products decreased to 828,000 tons in 2022 compared to 857,000 tons in 2021 (including the shipment of the plants Cariacica and Itauna).

Cost of Sales

Our cost of sales increased to Ps. 12,344 million in 2022 compared to Ps. 11,471 million in 2021. The average cost per ton of steel products sold increased 11.3% compared to 2021. Cost of sales as a percentage of net sales was 71% in 2022, compared to 65% in 2021.

Gross Profit

Our gross profit was Ps. 5,033 million in 2022 compared to Ps. 6,254 million of gross profit in 2021. As a percentage of net sales, our gross profit was 29% in 2022, compared to 35% of gross profit in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 1,618 million in 2022 compared to Ps. 878 million in 2021. Administrative expenses as a percentage of net sales were 9% and 5% in 2022 and 2021, respectively. Technical administrative expenses, royalties and legal provisions increased the administrative expenses.

Depreciation and amortization expenses were Ps. 0.9 million in 2022 compared to Ps. 2 million in 2021.

Other Expense, Net

We recorded other income, net of Ps.140 million in 2022.

We recorded other income, net of Ps.2 million in 2021.

Interest Expense

We recorded an interest expense of Ps. 384 million in 2022 compared to Ps. 96 million in 2021.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 60 million in 2022 this foreign exchange loss reflected the depreciation of the Brazilian real against the dollar in 2022 compared to a foreign exchange loss of Ps. 120 million in 2021.

Income Tax

In 2022 we recorded an income tax provision of Ps. 645 million compared to Ps. 1,440 million of income tax provision in 2021.

Net Income (Loss)

We recorded a net income of Ps. 2,466 million in 2022 compared to a net income of Ps. 3,722 million in 2021. The net income for the year 2022 compared to the net income in 2021 is mainly as a result of an increase in administrative expenses and higher interest expense.

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

Cost of Sales

Our cost of sales increased 36.8%, from Ps. 29,212 million in 2020 to Ps. 39,968 million in 2021. The increase is mainly attributable to a 33.3% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 72% in 2021 and 81% in 2020. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$1.8 (Ps. 37) per hour in 2021 and U.S.$1.9 (Ps. 37) per hour in 2020, compared to U.S.$23.7 (Ps. 486) and U.S.$34 (Ps. 678) per hour for 2021 and 2020, respectively, at our U.S. operations. Although raw material costs are similar in the United States of America and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

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

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 1.1%, to Ps. 2,043 million in 2021, compared to Ps. 2,019 million in 2020. The variation of Ps. 24 million corresponds to the decrease of Ps. 210 million in the Mexican segment (mainly legal expenses), and the increase of Ps. 217 million in the Brazil segment and an increase of Ps. 16 million in the U.S. segment. In 2021 and 2020, our general and administrative expenses included Ps. 10.5 million and 11.2 million of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

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

Interest Income

We recorded interest income of Ps. 66 million in 2021 compared to Ps. 108 million in 2020. Mainly due to interest charged to affiliated companies.

Interest Expense

We recorded interest expense of Ps. 87 million in 2021 compared to Ps. 54 million in 2020, mainly as a result of higher use of financial services.

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

USA Segment

Statements of Comprehensive Income

Comparison of Years Ended December 31, 2020 and 2021

Net Sales

Net sales increased 48%, to Ps. 8,217 million in 2021 compared to Ps. 5,549 million in 2020. This increase resulted principally from an increase of 38,000 tons in shipments of finished steel products and a higher than average price of steel products.

Shipments of finished steel products increased 16%, to 275,000 tons in 2021, compared to 237,000 tons in 2020.

The average price of steel products in pesos increased 27.7% in 2021 compared to 2020.

Cost of Sales

Our cost of sales increased 26.1%, from Ps. 5,677 million in 2020 to Ps. 7,159 million in 2021. The increase is mainly due to an increase of approximately 38,000 in tons of shipments of finished steel products and the 8.7% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 87% in 2021, compared to 102% in 2020.

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

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 120 million in 2021. This foreign exchange loss reflected the depreciation of the Brazilian real against the dollar in 2021 compared to a foreign exchange loss of Ps. 1,096 million in 2020.

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

Cost of Sales

Our cost of sales increased to Ps. 8,075 million in 2020 compared to Ps. 7,380 million in 2019. This increase is mainly attributable to the increase of the shipments of finished steel products of 186,000 tons in 2020.

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

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 1,096 million in 2020. This foreign exchange loss reflected the 29% depreciation of the Brazilian real against the dollar in 2020 compared to 2019 compared to a foreign exchange loss of Ps. 177 million in 2019.

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

B. Liquidity and Capital Resources

On December 31, 2022, our total consolidated debt was Ps. 5,847 million (U.S.$302,000) of 10.5% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. On February 8, 2007, we completed a public offering of ADRs and series B shares and raised cash proceeds of approximately Ps. 2,421 million (U.S.$214 million). As of December 31, 2022, we had cash and cash equivalents of Ps. 21,546 million and as of December 31, 2021 we had cash and cash equivalents of Ps. 15,130 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2020, 2021 and 2022:

Principal Cash Flows

	Years ended December 31,
	2020	2021	2022
	(millions of pesos)
Funds provided by operating activities	3,634	8,387	8,790
Funds used in investing activities	(833)	(1,010)	(4,138)
Funds used in financing activities	(2,086)	(162)	2,235

Our net funds provided by operations were Ps. 8,790 million in 2022 compared to Ps. 8,387 million of net funds provided by operations in 2021. The increase of Ps. 403 million in the net funds provided by operations between 2022 and 2021 originated mainly from operations.

We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets. Our net funds used in investing activities were Ps. 4,138 million in 2022 compared to Ps. 1,010 million in 2021. In 2022, the acquisition of property, plant and equipment was Ps.1,696 million, we had interest income of Ps. 446 million, we invested in short-term investments of Ps- 2,076 million, we had a loss in financial instruments of Ps. 779 million and other non-current assets used for Ps. 33 million. In 2021 the acquisition of property, plant and equipment was Ps.1,066 million, we had interest income of Ps. 66 million and other non-current assets used for Ps. 9 million. Our net funds used in investing activities were Ps. 833 million in 2020 compared to Ps. 107 million in 2019. In 2020 the acquisition of property, plant and equipment was Ps.951 million, we had interest income of Ps. 108 million and other non-current assets used for Ps. 11 million.

Our net funds generated by financing activities in 2022 were Ps. 2,535 million, compared to Ps. 162 million used by financing activities in 2021. In 2022, we obtained Ps. 2,381 million in loans from related parties, there was a decrease of Ps. 90 million in the buy-back of our own shares and we paid interest for Ps. 56 million. In 2021, there was an decrease of Ps. 74 million in the buy-back of our own shares and we paid interest for Ps. 87 million. Our net funds used by financing activities in 2020 were Ps. 2,086 million, compared to Ps. 211 million used by financing activities in 2019. In 2020, there was an increase of Ps. 42 million in the buy-back of our own shares, we paid dividends of Ps.1,990 and we paid interest charges of Ps. 54 million.

As of December 31, 2022, we have the following commitments:

On May 1, 2018, the Company entered into an agreement with ArcelorMittal S.A. in Brazil, for the acquisition of the steel production plants in Cariacica and ltauna and drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600,000 metric tons of liquid steel per year and 450,000 metric tons of rolled steel products. In 2022 and 2021, said plant has more than 800 employees in both periods and can produce rebar and light structural sections. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espirito Santo, on a land of more than 1,200,000 m2.

The ltauna unit has an installed capacity to produce 120,000 metric tons per year of rolled steel products, being able to manufacture light structural profiles and rods. The plant is located in the city of ltauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte, in 2022 and 2021 it has 160 and 145 employees respectively. The factory was leased under a contract expiring in August 2020, however, upon expiration of said contract, the purchase of the Itaúna factory was formalized. With this acquisition, it is expected to have greater stability in the market.

Republic has leased certain equipment, office space and computer equipment under operating contracts that cannot be cancelled. These rents expired on various dates. During the years ended December 31, 2022 and 2021, the expense related to the income from these operations amounted to USD$0.0 million and USD$0.0 million, respectively. There are currently no additional obligations beyond 2020.

In January 2013, Republic entered into an agreement with EnerNOC which enables Republic to receive payments for reducing the electricity consumption during a dispatch declared by PJM Interconnection as an emergency. The agreement is for 5 years, effective January 31, 2013 and expired on May 31, 2018. The agreement was extended through May 31, 2022 on that date. In January 2022, Republic entered into a similar agreement with NRG Curtailment Solutions, Inc. with a term of five years. During the years ended December 31, 2022 and 2021, Republic recognized income of Ps. 11.6 million (U.S.$0.6 million) and of Ps. 24.6 million (U.S.$1.2 million), respectively.

In January 2018, the Company entered into a contract with the supplier ECOM, LTDA, for an amount of U.S.$6.3 million (Ps. 124 million) for the purchase of 10,000 MWH of energy per month, for its subsidiary GV do Brasil Industria e Comercio de Aço LTDA. The monthly payments expire 6 days after the closing date of the month. The contract ended in February 2020.

On February 22, 2018, a contract was signed with Primetals Technologies of Italy, the United States of America and Mexico for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. As of January 2021, steel bars are already being produced. Currently, some adjustments are being made to start the production of steel rods and steel profiles. The budget used for this project is U.S.$24 million (Ps. 492 million).

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

On December 20, 2020, the purchase of the Itauna plant was made by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Real Estate and Real Estate Equipment, located on Rua Clara Chaves street in Villa Santa Maria, city of Itauna, committing to pay R$ 4.0 million reais (U.S. $ 0.7 million) per month, up to a value of R$ 105.0 million reais (U.S. $18.8 million), payments made until June 2022.

Our Brazil’s facilities electric energy purchase agreements have been made with different termination dates as of June 30, 2023 with the supplier Newcom for R$9.48 million, another agreement was celebrated with ENEL for R$17.05 million, with termination date on December 31, 2023. With energy suppliers NEWCOM for R$ 33.9 million and AMERICA for R$16.5 million.

In 2021, Republic signed an agreement with SMS Group to purchase and build machinery in order to fulfill its contract with GV Do Brasil for the turn key project.

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

D. Trend Information

In the first quarter of 2023, net sales increased by 26% as compared to the fourth quarter of 2022. Sales in tons of finished steel increased by 13% in the first quarter of 2023 as compared to the fourth quarter of 2022. Prices of finished products sold in the first quarter of 2023 increased by approximately 12% as compared to the fourth quarter of 2022.

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

Management has no near-term plans to restart the facility, except for the Lorain 9/10” Mill, which is in the process of being recommissioned due to market demand for cold heading quality steel (CHQ) and special bar quality steel (SBQ). The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. The Company continues to incur costs to maintain the temporarily idled Lorain facility and coke, in anticipation of bringing the entire facility back on line. Restarting the facility will require certain capital expenditures to restore the equipment to productive status. However, there remains significant uncertainty as to if and when the facility will be restarted and the Company cannot provide any assurances that will restart the facility at all and on economically feasible terms. During 2022 and 2021, the Company invested in certain improvements in the Lorain facility so as to be better prepared to reactivate the plant, with USD$ 5.5 and USD$ 15.6 million recorded to construction-in-progress for the years ended December 31, 2022 and 2021, respectively. The construction in progress in the last 3 years amount to USD $27.1 million. Management expects to incur USD$ 4.0 million in additional costs related to starting up the facility. The Company has property, plant and equipment with a net book value of approximately U.S.$61.7 (Ps. 1,194.6 million), U.S.$54.6 (ps. 1,120 million) and U.S.$41.5 (Ps. 827 million) as of December 31, 2022, 2021 and 2020, respectively, pertaining to the Lorain, Ohio, facility, after recording an impairment charge of U.S. $130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows as it was not a cash expenditure). Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2021, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

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

		Net Tons	Metric Tons	U.S.$ Cost(1)		Cost U.S.$/MT		Market U.S.$/MT(2)		Market Value(1)
12/31/2020	Coke inventory	150,509	136,541	U.S.$	99,932,739.59	U.S.$	731.88	U.S.$	350.00	U.S.$	47,789,350.00
2021	Sale of Coke	0	0		0
12/31/2021	Coke inventory	150,509	136,541	U.S.$	99,932,739.59	U.S.$	731.88	U.S.$	465.50	U.S.$	63,559,835.50
2022	Sale of Coke	325	295		0
12/31/2022	Coke inventory	150,184	136,246	U.S.$	99,716,832.59	U.S.$	731.88	U.S.$	469.00	U.S.$	63,899,374.00

(1)	In 2022, the applicable exchange rate was 19.36 per 1 U.S. dollar. In 2021, the applicable exchange rate was 20.52 per 1 U.S. dollar. In 2020, the applicable exchange rate was 19.93 pesos per 1 U.S. dollar.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2021 and 2022, there was no impairment charge to other intangible assets.

As a result of the downturn in the construction industry in Mexico during 2009 and the negative impact the downturn had on our operations mainly at the San Luis facilities, in which goodwill resides we adjusted the key assumptions used in the valuation model. As of December 31, 2021 and 2022, there was no impairment charge related to the San Luis facilities.

As of December 31, 2022, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 14.9%; and

●	sales: we estimate a decrease in sales volume of approximately 10.6% in 2023, mainly attributable to a decrease in volume due to the industries’ consolidation process. After 2024, no sales increases in volume terms are considered in the valuation model. For the years after 2023, we estimate only an increase in sales prices in line with estimated inflation.

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

New Accounting Pronouncements

New standards and amendments issued but not yet effective for year ending December 31, 2022

The following new standards and amendments are not yet effective but may have an impact on the financial statements of the Group in a future period.

☐	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

☐	Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

☐	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

☐	Amendments to IAS 8 - Disclosure of Accounting Policies and Definition of Accounting Estimates

☐	Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

Amendments to IAS 1 ‘Presentation of financial statements’ clarify requirements for the presentation of liabilities in the statement of financial position as current or non-current. The meaning of settlement of a liability is also clarified. The amendments are applicable for annual periods commencing on or after 1 January 2023.

Amendments to IFRS 10 ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates’ clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. Otherwise, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments have been deferred until IASB has finalized its research project on the equity method.

Amendments to Disclosure of Accounting Policies and Definition of Accounting Estimates modify:

●	IFRS 7, to clarify that information about measurement bases for financial instruments is expected to be material to an entity’s financial statements;

●	IAS 1, to require entities to disclose their material accounting policy information rather than their significant accounting policies;

●	IAS 8, to clarify how entities should distinguish changes in accounting policies and changes in accounting estimates;

●	IAS 34, to identify material accounting policy information as a component of a complete set of financial statements; and

●	IFRS Practice Statement 2 Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

Amendments to Deferred tax related to assets and liabilities arising from a single transaction modify IAS 12 to clarify the accounting for deferred tax on transactions that, at the time of the transaction, give rise to equal taxable and deductible temporary differences. In specified circumstances, entities are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions for which entities recognize both an asset and a liability and that give rise to equal taxable and deductible temporary differences. This may be the case for transactions such as leases and decommissioning, restoration and similar obligations. Entities are required to recognize deferred tax on such transactions.

The Standard amends IFRS 1 to require deferred tax related to leases and decommissioning, restoration and similar obligations to be recognized by first-time adopters at the date of transition to International Accounting Standards, despite the exemption set out in IAS 12.

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

The current members of our board of directors were nominated and elected to such position at the 2022 general meeting of shareholders as proposed by Industrias CH. We expect that Industrias CH will be in a position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

Our board of directors adopted a code of ethics in December 2002.

Authority of the Board of Directors

The board of directors is our legal representative. The board of directors must approve, among other matters, the following:

●	our general strategy;

●	annual approval of the business plan and the investment budget;

●	capital investments not considered in the approved annual budget for each fiscal year;

●	proposals to increase our capital or that of our subsidiaries;

●	with input from the Audit Committee, on an individual basis: (i) any transactions with related parties, subject to certain limited exceptions, (ii) our management structure and any amendments thereto, and (iii) the election of our chief executive officer, his compensation and removal for justified causes; (iv) our financial statements and those of our subsidiaries, (v) unusual or non- recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors and the chief executive officer annual report for the shareholders’ meeting;

●	calling shareholders’ meetings and acting on their resolutions;

●	any transfer by us of shares in our subsidiaries;

●	creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by law or under our by-laws is expressly reserved for the board of directors or the shareholders;

●	determining how to vote the shares that we hold in our subsidiaries; and

●	the exercise of our general powers in order to comply with our corporate purpose.

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

Biographical Information of our Board of Directors

Rufino Vigil González. Mr. Vigil was born in 1948. He is currently the chairman of our board of directors and has been a member of the board of directors since 2001. Since 1973, Mr. Vigil has been chief executive officer of Operadora de Manufacturera de Tubos, S.A. de C.V., a steel related products corporation. From 1988 to 1993, Mr. Vigil was a member of the board of directors of a Mexican investment bank and from 1971 to 1973 he was a construction corporation manager. In December 2019, he was appointed general director.

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

Name	Position	Position Held Since
Rufino Vigil González	Chief Executive Officer	2019
Mario Moreno Cortez	Finance Coordinator	2012
Armando Rueda Granados	Chief Operating Officer	2021

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

B. Compensation

For the years ended December 31, 2022 and 2021, we paid no fees to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 120.1 million and Ps. 78.3 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C. Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 25, 2022, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 25, 2022, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.” In accordance with the by-laws of Grupo Simec, the Audit and Corporate Practices Committee is made up exclusively of independent directors and a minimum of 3 members. The Chairman of said Committee is appointed by the Shareholders’ Meeting, and the rest of its members may be appointed by the Board of Directors.

The audit and corporate practices committee is responsible, among others, for (i) supervising our external auditors and analyzing their reports, (ii) analyzing and supervising the preparation of our financial statements, (iii) informing the board of our internal controls and their adequacy, (iv) requesting reports of our board of directors and executive officers whenever it deems appropriate, (v) informing the board of any irregularities that it may encounter, (vi) receiving and analyzing recommendations and observations made by the shareholders, members of the board, executive officers, our external auditors or any third party and taking the necessary actions, (vii) calling shareholders’ meetings, (viii) supervising the activities of our chief executive officer, (ix) providing an annual report for the annual shareholders’ meeting, (x) providing opinions to our board of directors, (xi) requesting and obtaining opinions from independent third parties and (xii) assisting the board in the preparation of annual reports and other reporting obligations.

The chairman of the audit and corporate practices committee, shall prepare an annual report for the annual shareholders’ meeting with respect to the findings of the audit and corporate practices committee, which shall include (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts, (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies, (iii) the evaluation of external auditors, (iv) the main results from the review of our financial statements and those of our subsidiaries, (v) the description and effects of changes to accounting policies, (vi) the measures adopted as result of observations of shareholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with shareholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remuneration paid to directors and officers.

Our audit and corporate practices committee met at least quarterly in 2022.

D. Employees

As of December 31, 2022, we had 5,092 employees (3,066 were employed at our Mexico facilities, of whom 1,408 were unionized, 625 were employed at Republic facilities, of whom 465 were unionized and 1,401 were employed at our Brazil plants, of whom 1,315 were unionized) compared to 5,331 employees (3,177 were employed at our Mexico facilities, of whom 1,524 were unionized, 815 were employed at Republic facilities, of whom 620 were unionized and 1,339 were employed at our Brazil plants, of whom 1,248 were unionized) in 2021.

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

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 14, 2024.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on March 1, 2025.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on April 1, 2023.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on January 31, 2024.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2024; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 24, 2024.

We have had good relations with the unions in our facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offers other benefits and pension plans to their employees. Republic’s benefit plans to its employees are described below.

Collective Bargaining Agreements

As of December 31, 2022, 74% of Republic’s workers are covered by a collective bargaining agreement with the United Steelworkers (USW) that was extended in August 2019 through August 15, 2022.  The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. During 2022, the Company negotiated a labor agreement with the USW for the period August 16, 2022 through August 15, 2027. The extended agreement provides that the Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from U.S.$2.6 million (Ps. 50 million) to U.S.$0.25 million (Ps. 4.8 million) beginning in August 15, 2016. Effective August 16, 2019, the extended agreement provides for profit sharing contributions based on the Company’s quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $50 million per quarter and 4% of EBT over $50 million per quarter. Effective August 16, 2022, the Company shall not be required to make contributions to the Benefit Trust. Starting July 1, 2027, the Company’s required contribution will be $4.00 per hour worked by USW represented employees.

For the Mexican operations, approximately 46% of the employees are under collective bargaining agreements, which expire as described above.

For the Brazil operations, approximately 94% of the employees are under collective bargaining agreements, with Sindicato dos Metalúrgicos de Pindamonhangaba, Moreira César e Roseira afiliado a CUT, which expires on August 31, 2020 (plant in Pindamonhangaba) and Sindicato dos Trabalhadores nas Industrias Metalúrgicas, Mecânicas, de Material Elétrico e Eletrônico do Estado do Espirito Santo (plant in Cariacica), which expires on September 30, 2023.

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

The Company’s obligations to the plan are based upon fixed contribution requirements. The Company contributes a fixed dollar amount of U.S.$1.68 (Ps. 32.5) per hour for each covered employee’s contributory hours, as defined under the plan.

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

Republic’s participation in the SPT for the annual periods ended December 31, 2022 and 2021, is outlined in the table below.

	EIN/ Pension	Pension Protection Act Zone Status(a)		FIP/RP Status Pending/	Republic Steel Contributions (U.S.$ in thousands)		Surcharge Imposed(c)		Expiration of Collective Bargaining
Pension Fund	Plan Number	2022	2021	Implemented(b)	2022	2021	2022	2021	Agreement

Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$479	$2,038	No	No	August 15, 2027

(a)	The zone status is based on information that Republic received from the plan and is certified by the plan’s actuary. Among other factors: plans in the green zone are at least 80% funded, plans in the yellow zone are less than 80% funded, and plans in the red zone are less than 65% funded.

(b)	Indicates if a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.

(c)	Indicates whether there were charges to Republic from the plan.

Republic has not been listed in the plans’ Forms 5500 as providing more than five percent of the total contributions for any plan years.

There have been no significant changes that affect the comparability of 2022 and 2021 contributions.

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

For the years ended December 31, 2022 and 2021, the Company recorded expenses of Ps. 5.8 million (U.S.$0.3 million) and Ps. 10.2 million (U.S.$0.5 million), respectively, related to the Benefit Trust.

Republic recorded combined expenses of Ps. 36.8 million (U.S.$1.9 million) and Ps. 51.3 million (U.S.$2.5 million) for the years ended December 31, 2022 and 2021, respectively, related to the funding obligations of the Benefit Trust and SPT.

401(k) Plans

Republic has a defined contribution 401(k) retirement plan that covers substantially all salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period based upon the participant’s age and service as of January first of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions into a 401(k) retirement plan through payroll deferrals. The Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and the Company’s matching 401(k) contributions. For the years ended December 31, 2022 and 2021, the Company recorded expense of Ps. 21.3 million (U.S.$1.1 million) and Ps. 20.5 million (U.S.$1 million), respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the defined contribution 401(k) retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

Profit Sharing Plans and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which Republic is required to contribute. The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBIT over $75 million per quarter. For the years ended December 31, 2022 and 2021, the Company recorded expenses of $0.3 and $0.5 million related to the profit sharing plan.

Republic has a profit sharing plan for all salaried and nonunion hourly employees. During 2022 and 2021, the profit sharing plan was based upon achieving certain inventory and shipment targets. No expense was recorded during the year ended December 31, 2022 and a expense of $0.5 million in 2021.

E. Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76% of our series B shares. At April 28, 2023, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 63% of the shares of Industrias CH. Other than Mr. Rufino Vigil, each director and member of senior management beneficially owns less than 1% of our series B shares. In addition, see Item 7.A. “Major Shareholders” for the beneficial share ownership of Industrias CH.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of April 26, 2023, we had 462,032,883 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares. Prior to June 2002, our capital stock also included series A shares. On June 5, 2002, we converted all of our series A shares to series B shares on a one-for-one basis.

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76.19% of our series B shares. At April 28, 2023, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 63.3% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of December 31, 2022.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.3%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	20.0%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.9%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.2%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.5%
Public Investors	74,497,875	15.0%
Treasury Shares	35,573,326	7.1%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

At April 26, 2023, 462,032,883 series B common shares were held in Mexico by approximately 45 shareholders who were record holders in Mexico (several shareholders were not disclosed due to confidentiality) and 12 were ADR record holders in the United States of America. The ADR represent 1,622,691 series B common shares.

B. Related Party Transactions

We have engaged from time to time in a number of transactions with certain of our shareholders and companies that are owned or controlled, or are under common control, directly or indirectly, by our controlling shareholder, Industrias CH, S.A.B. de C.V., or its affiliates and/or the Vigil family. These transactions were made on terms that we believe were not less favorable than those obtainable on an arm’s-length basis. See Note 20 to our consolidated financial statements included herein for additional information.

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

As of December 31, 2017, the outstanding balance was Ps. 806.4 million, consisting of outstanding principal of Ps. 721.4, and accrued interest of Ps. 85.0 million (consisting of accrued interest of Ps. 24.6 million in 2016 and Ps. 60.4 million in 2017). As of December 31, 2018, the outstanding balance of the loan was Ps. 579.0 million, resulting from payments in the amount of Ps. 297.0 million during 2018, plus an adjustment of Ps. 4.0 million related to the conversion from U.S. dollars to pesos, plus accrued interest in 2018 of Ps. 65.6 million. During 2019, payments of U.S.$428,367 were received, resulting in a balance pending collection of U.S.$142,268, as of December 31, 2019. In the event that Sigosa fails to repay the outstanding balance, it will be paid by Industrias CH. As of December 31, 2022, there is a balance pending collection derived from loan interest for $145,910 (USD $7,536,068), (balance pending collection as of December 31, 2021 $154,605).

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

Other Loans to Related Parties

In 2017, we made two loans to Industrias CH. The first loan was for U.S.$21.4 million and accrues interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. In 2018, we made two additional loans to Industrias CH. The first loan was for U.S.$25.4 million and accrues interest at a rate of TIIE plus 1%. The second loan was for Ps. 186.7 million and accrues interest at a rate of TIIE plus 1%. Interest will accrue and be paid upon the final repayment and termination of the loans. The agreed interest rate 2019 for these loans is the equivalent of the Interbank interest rate plus 1 percentage point. These loans were granted in U.S. dollars and pesos. In January 1, 2022, an agreement was signed to leave the outstanding loan amount in Mexican pesos. As of December 31, 2022, the outstanding amount, including interest, was Ps. 959,153, and as of December 31, 2021, the outstanding amount was Ps. 858,510. In pesos $707,851 plus interest of $215,357, plus VAT of 33,945, resulting in a total of $959,153 (as of December 31, 2021, the loan was $186,752 plus interest of $59,054, plus VAT of $9,449, resulting in a total of $255,255).

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

The Company entered a loan agreement with Perfiles Comerciales Sigosa, S.A. of C.V.. The principal balance accrued interest. The outstanding principal and accrued interest on this loan was Ps. 145,910 as of December 31, 2022, and as of December 31, 2021, the outstanding amount was Ps. 154,605.

Loans from Related Parties

We have also received loans from related parties for the purpose of financing acquisitions, debt redemptions, and bank loan amortization and interest payments. These related party transactions include loans received from the following related parties: Industrias CH, S.A.B. de C.V., Tuberias Procarsa, S.A. de C.V., Procarsa Tube and Pipe Co. and Pytsa Industrial de México, S.A. de C.V. These loans were primarily received in U.S. dollars, in an aggregate amount of approximately U.S.$50.0 million. The term of the loans was indefinite and they all accrued interest at a rate of 0.25% per annum. As of December 31, 2017, the outstanding balances of the loans (translated to pesos) were as follows: Industrias CH, S.A.B. de C.V. in the amount of Ps. 226.8 million, Tuberias Procarsa, S.A. de C.V. in the amount of Ps. 591.8 million, Procarsa Tube and Pipe Co. in the amount of Ps. 59.6 million and Pytsa Industrial de México, S.A. de C.V. in the amount of Ps. 102.6 million. As of December 31, 2022, we have a loan from Operdaora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 2,381 million.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2020, 2021 and 2022 such purchases totaled, Ps. 0 million, Ps. 0 million, and Ps. 81,754 million, respectively. In addition, in 2020, 2021 and 2022 we sold Ps. 0 million, Ps. 0 million and Ps. 157,134 million of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arm’s-length basis.

As of December 31, 2022, we have accounts payable corresponding to the purchase of finished products from the following related parties: Ferrovisa, S.A. de C.V. in the amount of Ps. 7.1 million, Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps.24.5 million, Industrias CH in the amount of Ps. 245.4 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 2.8 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 8.4 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 3.8 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 9.8 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 0.5 million, Operadora Compañía Mexicana de Tubos, S.A. de C.V. in the amount of Ps.7.6 million and other related parties in the amount of Ps.1.1 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements are indefinite. We make payments to Industrias CH on a monthly basis. Under the service agreement, in 2020, 2021 and 2022, we paid Ps. 199 million, Ps. 113 million and Ps. 121 million, respectively, to Industrias CH.

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

During the year 2018, Grupo Simec and some of its subsidiaries have been audited by the tax authorities of Mexico with respect to fiscal years from 2013 to 2017. The tax which the authority pretends to impose are non-existent taxes, which we have been litigating through various means including “amparo”, lawsuits, resources of revocation in some cases and nullity lawsuit in others. As of December 31, 2018, the payment has not been enforceable in any of the disputed matters. The amount of tax credits being appealed in court ascends to $5,880 million. During 2020 and 2019 financial years, some of the Simec Group subsidiaries that have oversight acts affected tax payments and expenses through Remedial Agreements signed between the companies and the Tax Administration Service (SAT) during the aforementioned years for an amount of $554.4 and $2,323.7 million. All lawsuits regarding the tax credits were solved, the amount was $5,880 million.

The tax authorities in Mexico have the right to review the previous five years and could determine differences in taxes payable, plus corresponding adjustments, interest and fines.

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States of America; following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant, arguing deficiencies and adverse facts during the information process. Such dumping rate was ratified on June 1, 2022. A preliminary dumping rate of 6.35% was imposed and will be ratified in the first half of 2023.

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

Republic also received an appraisal notice dated December 11, 2020 for $1,631,827 (including interest of $339,885) covering the period January 1, 2014 to September 30, 2018.

The Company disagrees with the assessment in its entirety and has filed a Petition for Reassessment on January 30, 2017, February 9, 2022 and September 2022, appealing the assessment with the Ohio Board of Tax Appeals. No resolution has been obtained from any of the appeals.

On June 29, 2021, a summons was received from the SEC, requesting information on the Group’s inter-company accounts, including with related parties, from January 2016 to December 2019 and on operations purchase and sale of own shares. On August 31, 2021, a letter was received from the Vice Presidency of Stock Market Supervision of the National Banking and Securities Commission (CNBV) of Mexico, requesting the same information as in the SEC subpoena.

The staff of the Division of Enforcement (the “Division”) of SEC is conducting an investigation by into the Company’s public disclosures regarding the Company’s Internal Controls over Financial Reporting for Fiscal Years 2019 through 2021 (the “Inquiry”). The Company received a subpoena for information pursuant to a non-public formal order of investigation for the Inquiry.

On July 13, 2022, the Company has received an oral “Wells Notice” (subsequently confirmed in writing) from the Division setting forth a preliminary determination by the Division to recommend an enforcement action against the Company and several of its present and former officers and directors alleging violations of Securities Act Section 17(a); Exchange Act Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) and Rules 10b-5, 13a-1, 13a-13, and 13a-15; and providing false Sox 302 Certifications. A Wells Notice is a notice of an intent on the part of the Division staff to recommend an enforcement action and not a finding of wrongdoing. Upon receipt of a Wells Notice, the recipient is afforded an opportunity to present its positions with respect to the Division staff’s recommendations prior to any decision by the Commission on whether enforcement proceedings will be authorized or any finding by the Commission with respect to any wrongdoing. Any enforcement action would need to be approved by the Commission before formally being brought.

The Company maintains that the actions of the Company and its current and former officers and employees were appropriate and did not violate the federal securities laws. The Company did not make a Wells submission and intends to defend itself vigorously if charges are brought. The Inquiry is continuing, and the Company has made productions of information to the Division. The Company will continue to comply with the requests of the Division in connection with the Inquiry.

The Company cannot predict the ultimate outcome of the Inquiry and any related legal and administrative proceedings which could include a variety of outcomes including the institution of administrative or civil injunctive proceedings involving the Company and/or current or former employees and/or officers, the imposition of fines and other penalties, remedies and/or sanctions, and modifications to compliance programs. It is not possible to accurately predict at this time when matters relating to the Inquiry will be completed, what if any actions may be taken by the Commission or the effect that such actions may have on our business, prospects, operating results and financial condition, which could be material.

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

The land remediation was suspended at the beginning of 2011 due to the inefficiency of the process, which was verified by several studies. As an alternative, once the necessary permits were obtained from the authorities in Mexico, in November 2011, the Mexicali plant began the process of importing raw soil for final disposal in a secure landfill based in Nuevo León, once the metal content was separated, which metal content is used as raw material in the smelting process. As of today, PS has completed the importing of raw soil for disposition in the state of Nuevo León.

The disposition of a stack estimated at 8,000 tons of material classified RCRA (hazardous for Federal purposes) was also considered for shipment to Mexico. The process began in early 2013, but to date they have been very slow to grant the permits. On April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received pursuant to which PS was required, in the absence of obtaining permission from the Mexican authorities, to present a program for transporting the pile of contaminated soil classified as RCRA to an authorized confinement in the United States of America at the latest on April 22, 2015. This letter warned that PS must ship the stack no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

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

On January 5, 2016, the Attorney General and PS filed a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay U.S.$138,000 as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

●	PS agreed to remove the RCRA stack and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the RCRA stack, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the RCRA stack, exceed the limits set by the State of California. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack of RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former RCRA stack that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Agreement was extended in August 10, 2018, for an additional period of two years, effective December 2018 and ending August 10, 2020. This agreement was extended until August 10, 2021, when the DTSC decided not to extend it.

●

PS shall continue to meet the conditions of the final judgment of 2016, the corrective measures, and all tasks arising therefrom, which were entered in the same court in 2004. On May 29, 2019, PS presented a new work plan proposal (IM workplan) to the DTSC to remedy the leased land to BNSF Railway. On October 21, 2021, the Company submitted the final draft of the IM work plan. On May 31, 2022, DTSC approved the work plan. No litigation was filed against the DTSC approval which is now final.

On December 6, 2022, the DTSC sent a letter requesting a preliminary study and a work plan implementation schedule, both documents were delivered on February 3, 2023. DTSC has not responded to either document.

On January 13, 2023, BNSF Railway issued a contract termination notice to PS, notifying BNSF’s unilateral termination of two lease contracts with PS which ended on February 12 and 22, 2023, through its legal counsel informed PS that no longer has access to BNSF Railway property. DTSC is entering into a voluntary agreement with BNSF to implement a work plan.

As of the date of this report, we cannot estimate the costs of implementing the work plan of the provisional measures due to the uncertainty of whether BNSF or PS will implement the work and the DTSC authorizations to whom they designate and their approval date.

Environmental Liabilities

As is the case with most steel producers in the United States of America, we could incur significant costs related to environmental compliance activities and remediation stemming from historical waste management practices or other environmental issues at Republic’s facilities. At December 31, 2022 and 2021, we had a reserve to cover probable environmental liabilities totaling Ps. 48.4 million (U.S.$2.5 million) and Ps. 51.3 million (U.S.$2.5 million), respectively. The reserve includes incremental direct costs of remediation efforts and post remediation monitoring costs that are expected to be included after corrective actions are complete. As of December 31, 2022 and 2021, the current and non-current portions, Ps. 19.3 million (U.S.$1 million) and Ps. 20.5 million (U.S.$1 million), respectively, of the environmental reserve are included in other accrued liabilities and accrued environmental liabilities, respectively, in the accompanying consolidated statement of financial position. The Company is not otherwise aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to the Republic’s facilities for which the establishment of an additional reserve would be necessary at this time. To the extent the Company incurs any such additional future costs, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practices at the Company’s facilities and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the Company’s future financial performance.

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

Dividends and Dividend Policy

We typically do not pay dividends to our shareholders with certain specific exceptions. At the Ordinary General Shareholders’ Meeting held on February 10, 2020, a Ps. 1,990 million dividend was approved from the net tax profit account for the profits generated until December 31, 2013, which was paid in full on March 10, 2020. Aside from this dividend, because we intend to devote a substantial portion of our future cash flows to funding our expansion plan and working capital requirements, we do not currently expect to pay additional dividends in the near future. We may consider paying dividends in the future based on a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects and other factors that our board of directors and our shareholders may deem relevant, including the terms and conditions of any future debt instruments that might limit our ability to pay dividends. For a description of shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, see Item 10.B. “Memorandum and Articles of Association – Dividends and Distributions.”

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

In our Ordinary Shareholders Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In 2018, we repurchased 27,553,643 shares, and we resold 150,000. At December 31, 2018, we had 31,066,207 treasury shares. In the year 2018 we registered a loss of Ps. 4.2 million in the repurchase of shares. In 2019, we repurchased 2,663,719 shares, and we did not resell any shares. In 2019, we approved total reserve repurchase of Ps7 million. On December 31, 2020, we had 34,223,573 treasury shares. In 2020, we did not register a gain or loss in the repurchase of shares. In 2020, we did not register a gain or loss in the repurchase of shares. At December 31, 2021, we had 35,194,691 treasury shares. In 2021, we did not register a gain or loss in the repurchase of shares. At December 31, 2022, we had 35,573,326 treasury shares. In 2022, we did not register a gain or loss in the of shares.

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

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the Audit Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent. Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. The independent directors are required under our by-laws to meet as often as necessary to fulfill their responsibilities. Independent directors are not required under Mexican law or our by-laws to meet without the presence of non-independent directors and management.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2022. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2022, or at the rate mentioned above, as the case may be.

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

Gain on the sale of series B shares by a U.S. holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2022 of gains realized from the disposition.

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

Passive Foreign Investment Company (PFIC)

Based on our audited financial statements and relevant market and shareholder data, we believe that we are not a PFIC for U.S. federal income tax purposes with respect to our 2020, 2021 and 2022 taxable years, and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, a U.S. holder could be subject to additional U.S. federal income taxes on gain recognized with respect to the series B shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, long-term debt securities and related party debt. We do not maintain a trading portfolio. Our borrowings are entirely denominated in Mexican pesos. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, devaluation of the Mexican peso has been 4% lower than the Mexico’s inflation.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we have in the past, and may in the future, used derivative financial instruments, which consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. As of December 31, 2022, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2022 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 150 basis point increase in interest rates and a 15% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2022. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 150 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 15% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.58 million (U.S.$0.03 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2022 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2022. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2022.

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

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control - Integrated Framework. Based on its assessment and those criteria, our management determined that internal controls over financing reporting were effective on December 31, 2022.

C.	Attestation Report of the Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo SIMEC S.A.B. de C.V. and subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (PCAOB), the consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows of the Company, and our report dated April 28, 2023, expressed an unqualified opinion on those consolidated financial statements.

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

Marcelo de los Santos y Cía., S.C.
Member of Moore Global Network Limited

/s/ Carlos de los Santos Anaya

San Luis Potosí, S.L.P., México
Apr 28, 2023

D.	Changes in Internal Control Over Financial Reporting

There are no changes in internal control during 2022.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2021 and 2022, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person. We will provide to any person without charge, upon written or oral request, a copy of such code of ethics. Requests should be directed to: Grupo Simec, S.A.B. de C.V., Attention: Mario Moreno Cortez, telephone number: 011-52-33-3770-6700.

Item 16 C. Principal Accountant Fees and Services

Our Audit Committee has engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2022.

Audit Fees. We paid Ps. 13.2 million (U.S.$0.68 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2022, which are included in this annual report. We paid Ps. 12.3 million (U.S.$0.6 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2021, which are included in this annual report. We paid Ps. 12.0 million in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2020, which are included in this annual report. We paid Ps. 6.6 million (U.S.$0.34 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States of America segment for the year ended December 31, 2022. We paid Ps. 6.6 million (U.S.$0.32 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States of America segment for the year ended December 31, 2021. We paid Ps. 6.6 million (U.S.$0.33 million) in fees to MSPC Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States of America segment for the year ended December 31, 2020. We paid Ps. 2.2 million (U.S.$0.11 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2022.We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2021. We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2020.

Audit Related Fees. In 2022 and 2021, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2022 and 2021, we did not incur any expenses associated with tax compliance.

Other Fees. We paid no other fees to Marcelo de los Santos y Cía. S.C., Moore Global Network Limited or Moore Global Prisma in 2022 and 2021.

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

The Audit Committee approved all of the services incurred in 2021 and 2022, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2022.

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

Quorum Requirements and Shareholders’ Approval. The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its by-laws. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to the our by-laws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting. Currently there are no Class II Series “L” Shares outstanding. In addition, under Mexican law, we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE American Company Guide.

Code of Conduct and Ethics. In compliance with Mexican law, we have a code of conduct and ethics for our directors or executive officers. Also, our directors’ and executive officers’ conduct is subject to the applicable provisions of the Mexican Securities Market Law and the regulations issued by the CNBV.

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

Item 18. Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19. Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant translated into English (incorporated herein by reference to Exhibit 1.1 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on May 18, 2022).

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Receipts.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Receipts (incorporated herein by reference to Exhibit 2.3 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on May 18, 2022).

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	2007-2008 Rounds Supply Agreement by and Between Republic, Inc. and United States of America Steel Corporation.*

4.3	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.

***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Rufino Vigil González
Rufino Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: May 1, 2023

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 28, 2023 expressed an unqualified opinion.

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

Marcelo de los Santos y Cía., S.C.	San Luis Potosí, S.L.P., México April 28, 2023
Member of Moore Global Network Limited	ID 3281

/s/ Carlos de los Santos Anaya, C.P.A.

We have served as the Company’s auditor since 2016.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2022 and 2021

(In thousands of Mexican pesos)

	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents	6	$21,546,386	$15,130,192
Trade receivables, net	7	6,633,415	6,418,157
Related parties’ receivables	20	104,803	70,232
Recoverable taxes	8	404,922	454,758
Other receivables, net		563,590	443,140
Prepaid expenses		1,479,560	1,505,893
Inventory	9	12,791,311	11,748,113

Total current assets		43,523,987	35,770,485

Non-current related parties’ receivables	20	648,281	648,281
Non-current loans to related parties	20	1,105,063	1,070,158
Non-current inventory, net	9	1,488,819	1,528,330
Property, plant and equipment, net	10	16,782,893	16,012,749
Investments in financial instruments	11	1,758,605
Intangible assets and other non-current assets, net	12	2,325,255	2,312,569

Total assets		$67,632,903	$57,342,572

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	13	$5,847	$6,196
Accounts payable trade	14	9,410,419	6,910,451
Related parties payable	20	2,692,456	312,913
Other accrued liabilities	14	697,631	1,060,864
Payable tax		941,294	560,965
Income tax		1,405,994	2,210,535

Total current liabilities		15,153,641	11,061,924

Non-current liabilities:
Employee benefits	15	169,375	162,843
Deferred income tax	16	4,223,149	4,105,124
Other liabilities		92,362	212,613

Total Non-current liabilities		4,484,886	4,480,580

Total liabilities		19,638,527	15,542,504

Contingencies and Commitments	25 and 26	-	-

Stockholders’ equity:	17
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		38,101,948	30,239,277
Repurchase of own capital stock reserve		2,733,722	2,823,851
Accumulated Other comprehensive income (loss), net	19	(286,442)	1,288,278

Total controlling interest		47,956,729	41,758,907
Non-controlling interest	18	37,647	41,161

Total stockholders’ equity		47,994,376	41,800,068

Total liabilities and stockholders’ equity		$67,632,903	$57,342,572

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos, except income per share figures)

	Note	2022	2021	2020

Net sales		$54,159,247	$55,620,356	$35,869,314
Cost of sales	21	(39,683,861)	(39,968,186)	(29,211,724)

Gross profit		14,475,386	15,652,170	6,657,590

Administrative expenses	21	(2,456,700)	(2,042,642)	(2,019,328)
Other income (expense), net	22	71,845	(77,406)	546,749
Interest income and dividends		445,879	65,948	107,826
Interest expense		(56,352)	(87,445)	(53,746)
Loss on financial instruments		(778,649)
Foreign exchange loss, net		(540,828)	325,011	(363,164)
Income before income taxes		11,160,581	13,835,636	4,875,927

Income taxes	16	(3,299,522)	(4,389,769)	(2,077,844)

Net income for the year		7,861,059	9,445,867	2,798,083

Comprehensive (loss) for the year:
Translation effects of foreign subsidiaries		(1,259,355)	(589,961)	(357,217)
Other stock instruments	19	(317,267)

Total other comprehensive (loss) for the year, net of income taxes		(1,576,622)	(589,961)	(357,217)

Comprehensive income (loss) for the year, net of tax		$6,284,437	$8,855,906	$2,440,866

Net income attributable to:
Controlling interest		$7,862,671	$9,444,208	$2,798,188
Non-controlling interest		(1,612)	1,659	(105)

Net income for the year		$7,861,059	$9,445,867	$2,798,083

Comprehensive income (loss) attributable to:
Controlling interest		$6,287,951	$8,850,755	$2,429,656
Non-controlling interest		(3,514)	5,151	11,210

Comprehensive income for the year		$6,284,437	$8,855,906	$2,440,866

Income per share:
Weighted average shares outstanding (in thousands of shares)		462,375	462,810	463,483

Income per share (controlling interest) (Mexican pesos)	4-n	$17.00	$20.41	$6.04

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Repurchase of own capital stock reserve	Accumulated Other comprehensive income (loss), net (Note 19)	Total controlling Interest	Non- controlling Interest	Total stockholders’ equity
Balance at January 1, 2020	$2,832,268	$4,575,233	$19,986,881	$2,940,332	$2,250,263	$32,584,977	$24,800	$32,609,777

Repurchase of own capital stock, net				(41,984)		(41,984)		(41,984)

Dividends paid			(1,990,000)			(1,990,000)		(1,990,000)

Comprehensive income (loss)			2,798,188		(368,532)	2,429,656	11,210	2,440,866
Balance at December 31, 2020	$2,832,268	$4,575,233	$20,795,069	$2,898,348	$1,881,731	$32,982,649	$36,010	$33,018,659

Repurchase of own capital stock, net				(74,497)		(74,497)		(74,497)
Comprehensive income (loss)			9,444,208		(593,453)	8,850,755	5,151	8,855,906

Balance as of December 31, 2021	$2,832,268	$4,575,233	$30,239,277	$2,823,851	$1,288,278	$41,758,907	$41,161	$41,800,068

Repurchase of own capital stock, net				(90,129)		(90,129)		(90,129)
Comprehensive income (loss)			7,862,671		(1,574,720)	6,287,951	(3,514)	6,284,437

Balance as of December 31, 2022	$2,832,268	$4,575,233	$38,101,948	$2,733,722	$(286,442)	$47,956,729	$37,647	$47,994,376

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Mexican pesos)

	2022	2021	2020

Operating activities:
Net income for the year	$7,861,059	$9,445,867	$2,798,083
Adjustments for:
Depreciation and amortization	1,116,872	1,175,108	1,452,271
Employee benefits	6,532	979	12,072
Interest income from investing activities	(445,879)	(65,948)	(107,826)
Loss in financial instruments	778,649
Interest expense from financing activities	56,352	87,445	53,746
Income tax	3,299,522	4,389,769	2,077,844
	12,673,107	15,033,220	6,286,190

Changes in operating assets and liabilities:
(Increase) in Trade receivables	(440,424)	(1,807,289)	(795,682)
(Increase) / decrease in Related parties receivables	(69,476)	(78,941)	98,874
(Increase) in Inventory	(1,541,781)	(2,715,001)	(777,419)
(Increase) in Other receivables, recoverable taxes and prepaid expenses	(204,519)	(31,192)	(1,727,200)
Increase in Accounts payable trade	2,375,610	836,406	1,066,393
(Decrease) in Related parties payables	(8,453)	(38,598)	(113,155)
(Decrease) in Accounts payable other and accrued liabilities and taxes other than income taxes	(3,834,758)	(2,811,273)	(404,126)

Net cash flows provided by operating activities	8,949,306	8,387,332	3,633,875

Investing activities:
Acquisition of property, plant and equipment	(1,696,485)	(1,066,422)	(951,205)
Decrease (increase) in other non-current assets	(32,758)	(9,199)	10,708
Acquisition of other equity instruments	(2,075,872)
Loss on financial instruments	(778,649)
Interest income collected	445,879	65,948	107,826

Net cash flows (used) by investing activities	(4,137,885)	(1,009,673)	(832,671)

Financing activities:
Loan from related parties	2,381,464
Repurchase and placement of own capital stocks, net	(90,129)	(74,497)	(41,984)
Dividends paid			(1,990,000)
Interest expense	(56,352)	(87,445)	(53,746)
Net cash flows used (provided) in financing activities	2,234,983	(161,942)	(2,085,730)

Increase in cash and cash equivalents	7,046,404	7,215,717	715,474

Cash and cash equivalents at beginning of year	15,130,192	7,727,698	7,446,447

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(630,210)	186,777	(434,223)

Cash and cash equivalents at end of year	$21,546,386	$15,130,192	$7,727,698

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

For years ended December 31, 2022, 2021 and 2020

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

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2022.

International Financial Reporting Standards, not in force yet.

Following are the amendments that could have an effect on Simec financial information, which were issued by the IASB (International Accounting Standards Board) but are not yet effective as of the date of these financial statements.

The following new standards and amendments are not yet effective but may have an impact on the financial statements of the Group in a future period.

+	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

+	Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

+	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

+	Amendments to IAS 8 - Disclosure of Accounting Policies and Definition of Accounting Estimates

+	Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

Amendments to IAS 1 ‘Presentation of financial statements’ clarify requirements for the presentation of liabilities in the statement of financial position as current or non-current. The meaning of settlement of a liability is also clarified. The amendments are applicable for annual periods commencing on or after 1 January 2023.

Amendments to IFRS 10 ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates’ clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. Otherwise, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments have been deferred until IASB has finalised its research project on the equity method.

Amendments to Disclosure of Accounting Policies and Definition of Accounting Estimates modify:

●	IFRS 7, to clarify that information about measurement bases for financial instruments is expected to be material to an entity’s financial statements;

●	IAS 1, to require entities to disclose their material accounting policy information rather than their significant accounting policies;

●	IAS 8, to clarify how entities should distinguish changes in accounting policies and changes in accounting estimates;

●	IAS 34, to identify material accounting policy information as a component of a complete set of financial statements; and

●	IFRS Practice Statement 2 Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

Amendments to Deferred tax related to assets and liabilities arising from a single transaction modify IAS 12 to clarify the accounting for deferred tax on transactions that, at the time of the transaction, give rise to equal taxable and deductible temporary differences. In specified circumstances, entities are exempt from recognising deferred tax when they recognise assets or liabilities for the first time.

The amendments clarify that the exemption does not apply to transactions for which entities recognise both an asset and a liability and that give rise to equal taxable and deductible temporary differences. This may be the case for transactions such as leases and decommissioning, restoration and similar obligations. Entities are required to recognise deferred tax on such transactions.

The Standard amends IFRS 1 to require deferred tax related to leases and decommissioning, restoration and similar obligations to be recognised by first-time adopters at the date of transition to International Accounting Standards, despite the exemption set out in IAS 12.

Simec is evaluating the impact these changes could have on its financial statements.

4.	Basis of preparation and presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with IFRS as discussed in Note 3, based on historical costs. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Consolidation basis - The consolidated financial statements include the financial statements of Grupo Simec, S.A.B. de C.V. and the entities controlled by the Company (its subsidiaries). Control is obtained when the company possesses the power to govern the financial and operative policies of an entity in order to obtain benefits from its activities. The results of subsidiaries acquired or sold during the year are included in the consolidated statements of comprehensive income from the date of acquisition or up to the date of sale, as the case may be. Total comprehensive income (loss) of subsidiaries is attributed both to the Company and to the non-controlling interests even if the non-controlling interests have a deficit balance.

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

As of December 31, 2022, and 2021, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
	2022	2021
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (7)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (7)	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (7)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (7)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	95.10%
Grupo Chant, S.A.P.I. de C.V.	99.99%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Gases Industriales de Tlaxcala, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.
(2)	Companies located in Brazil.
(3)	ICH owns 0.59% of the shares in this company at December 31, 2022.
(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V. and which only has lost 2/3 of their capital stock.

Summary of the main accounting policies - The preparation of the consolidated financial statements requires the company’s management make certain estimates and use certain assumptions to value some of the items in the financial statements and to make the disclosures required in the same. However, actual results may differ from these estimates. The Company’s management, using its professional judgment, believes that the estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are those mentioned below:

a.	Conversion of foreign subsidiaries financial statements - The functional and reporting currency of the Company is the Mexican peso ($). The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. Under this standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2022	19.36
Current exchange rate as of December 31, 2021	20.52
Average exchange rate for the year ended December 31, 2022 (*)	20.12
Average exchange rate for the year ended December 31, 2021 (*)	20.28
Current exchange rate as of April, 28, 2023	18.10

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations - Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

d.	Allowances for doubtful accounts - The Companies recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. The determination of the estimate is aligned with the criteria established in IFRS 9, “Financial instruments”.

e.	Inventories and cost of sales - Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale.

The Company classifies raw material inventory in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 136,246 metric tons (MT) of coke inventory valued at 1,237 million Mexican pesos (average of USD$ 469.0/MT) on hand at December 31, 2022 and 136,541 MT of coke inventory valued at 1,304 million Mexican pesos (average of USD$ 465.5/MT) on hand at December 31, 2021 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

f.	Property, plant and equipment - Property, plant and equipment are recorded at acquisition cost less any recognized impairment loss. Cost includes all expenses related to acquisition and installation and, for qualifying assets, borrowing costs (interest) capitalized in accordance with the Company’s accounting policy. Depreciation is recognized so as to write off the cost of assets (other than land and properties under construction) less their residual values over their useful lives, using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimates accounted for on a prospective basis.

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

g.	Leases - IFRS 16 “Leases”. These provisions consist of recognizing an asset for the right to use the underlying asset and a liability for the lease thereof on the start date of the lease. The right-of-use asset is valued at acquisition cost less accumulated depreciation and, where appropriate, impairment losses; the Lease Liability is valued at the present value of future lease payments to be made and any other payment for the right to use the underlying asset in the lease term that has not been made at the start date of the lease. The company applied the exception established in paragraph 5 of IFRS 16, where the lease agreements signed are short-term and there is no reasonable certainty that they would be extended after their expiration.

h.	Costs for loans - Costs for loans directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are ready for their intended use or sale.

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

j.	Goodwill - Goodwill arising from a business combination is carried as an asset at cost as established at the date of acquisition of the control of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units that would be expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods. On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

k.	Impairment of tangible and intangible assets other than goodwill - At the end of each reporting period or more frequently when impairment potential identified, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than it´s carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.

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

m.	Employee benefits - The costs of direct benefits and defined benefit and defined contribution retirement plans are recognized as an expense when employees have rendered service entitling them to the right to receive those benefits.

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

n.	Earnings per share - Income per share is calculated by dividing net income or loss related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes - Income taxes represents the sum of the tax currently payable and deferred taxes.

-	Current tax - The Company incurs Income Tax (ISR) (See note 15) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax - Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

-	Current and deferred tax for the period - Current and deferred tax are recognized as an expense or income in periodic profit or loss, except when they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income (loss) or directly in equity, respectively.

-	Interests on recoverable tax balances - Interest on recoverable tax balances are presented in the consolidated statements of comprehensive income as interest income.

p.	Foreign currencies transactions - In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. In the case of non-monetary items, which arise from the payment or collection of anticipated considerations, are recognized at the exchange rate in force of the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

-	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets and are recorded as an adjustment to interest costs on those foreign currency borrowings;

-	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

-	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on sale of all or part of the net investment.

q.	Financial instruments - Financial assets and financial liabilities are recognized when a group entity becomes a part to the contractual provisions of the instrument.

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

r.	Financial assets - Financial assets are classified in accordance with IFRS 9 Financial Instruments (“IFRS 9”) into financial assets that are subsequently measured at amortized cost, at fair value through Other Comprehensive Income (OCI) or at fair value through profit or loss based on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

Financial assets at amortized cost

Financial assets are measured at amortized cost when the objective of holding the financial assets is to obtain contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount. Financial assets are initially recognized at fair value plus transaction costs and subsequently recorded at amortized cost using the effective interest rate method, with changes in carrying value recognized in the statement of income. They are included in current assets except for maturities greater than 12 months from the closing date, which are included in non-current assets. The Group’s financial assets, measured at amortized cost, are mainly presented as “Trade accounts and notes receivable”, “Other accounts and notes receivable”, and “Accounts receivable from related parties” in the consolidated statement of financial position.

Financial assets at fair value through OCI

These are financial assets held for the purpose of obtaining contractual cash flows and the sale of the financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount.

The Company’s investments in certain equity instruments have been designated to be measured at fair value through OCI in accordance with MFRS 9. In connection with this designation, any amount presented in OCI will not be transferred to the consolidated statement of income. Dividends on these equity instruments are recognized in the consolidated statement of income when the right to pay the dividend is established, and it is probable that such dividend will be paid to the Company.

Financial assets at fair value through profit or loss

These are financial assets held for trading. A financial asset is classified in this category if it is acquired for the purpose of selling in the near term. Derivative financial instruments are also included in this category unless they are designated as hedging instruments. Assets in this category are classified as current assets if they are expected to be settled within 12 months, otherwise they are classified as non-current assets.

Derecognition

The Group assesses the expected credit losses associated with its financial assets recorded at fair value through OCI. The applicable impairment method depends on whether there has been a significant increase in credit risk.

For notes and trade receivables, the Company applies a simplified approach permitted by MFRS 9, which requires that expected losses over the life of the asset be recognized upon initial recognition of the notes and trade receivables

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

u.	Revenue from contracts with customers - Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer in an amount that reflects the consideration to which the company expect to be entitled in exchange for those goods and services.

Sale of goods

Revenue from products sales manufactured by the Company (“the products”) is recognized at the point in time when control of the asset is transferred to the customer, normally generally on delivery of the parts. The normal credit term is 30 to 90 days upon delivery.

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

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs an obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Accounts receivable

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities and advances from customers

A contract liability is the obligation to transfer the control over goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is due, and an advance from customers when the payment is made. Contract liabilities (or advance from customer) are recognized as revenue when the Company performs its performance obligations under the contract.

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

a.	Critical accounting judgments - The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency - The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key information for estimates - The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for expected credit losses - The practice of creating an allowance for expected credit losses at the balance sheet date is followed to show the possible losses resulting from the inability of customers to pay their corresponding debts. The Company calculates the estimate taking into account the historical experience of credit losses on its accounts receivable, current conditions and reasonable and supportable forecasts of the different quantifiable future events that could affect the amount of future cash flows to be recovered from accounts receivable.

-	Net realizable value of inventory - At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use - Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment - As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and (iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies - The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets - The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments - The Company has certain types of derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2022 and 2021 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2022	2021

Cash	$4,040,351	$2,065,311
Cash equivalents (1)	17,506,035	13,064,881
	$21,546,386	$15,130,192

(1)	Cash equivalents are investments with initial original maturities of less than 90 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables - Net

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

Credit limits and credit scores of customers are reviewed twice a year. On December 31, 2022 and 2021 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2022	2021

30 - 60 days	$149,250	$355,633
61 - 90 days	709,781	62,387
91 + days	1,000,937	93,504
Total	$1,859,968	$511,524

During the years ended December 31, 2022 and 2021, the movement in the allowance for doubtful accounts was as follows:

	2022	2021

Balance at beginning of year	$224,569	$233,355
Provisions	25,163	22,247
Cancellation	(834)
Account recoveries		(2,708)
Translations effects	(22,466)	(28,325)
Balance at end of year	$226,432	$224,569

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

8.	Recoverable taxes

	December 31,
	2022	2021

Value Added Tax	$32,686	$100,838
Income Tax	353,506	353,325
Other	18,730	595
	$404,922	$454,758

9.	Inventories

	December 31,
Current inventory:	2022	2021

Finished goods	$3,656,990	$2,772,167
Work-in-process	125,259	355,830
Billets	2,282,093	2,255,933
Raw materials and supplies	5,446,489	5,092,292
Materials, spare parts and rollers	1,264,727	1,271,891
Materials in-transit	15,753
	$12,791,311	$11,748,113

Non-current inventory:

	December 31,
	2022	2021

Coke	$1,237,188	$1,303,975
Spare parts	74,361	62,092
Rollers	177,270	162,263
Finished goods	353,095	353,095
	1,841,914	1,881,425

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,488,819	$1,528,330

The Company has $ 1,237,188 and $ 1,303,975 of coke inventory on hand as of December 31, 2022 and 2021, respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As of March 2023, management considers that there will be recovery in the industries in which the Company operates; this would result in the blast furnace being restarted in the future. However, the Company has recorded an impairment to the blast furnace resulting in a book value of zero. The Company has continued incurring certain costs to maintain the assets in Lorain, including the blast furnace and the coke; such costs are expensed as incurred. In order to restart the blast furnace the Company will incur expenses for the restoration of the equipment, and there is still uncertainty on the date on which the blast furnace will restart operation, if ever The Company cannot offer any guarantee of the eventual restarting of the blast furnace or when conditions will become economically feasible to do so.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2021	$1,316	$5,440	$29,637	$161	$144	$1,015	$37,713
Additions	119	14	569	1	5	358	1,066
Conversion adjustments	(4)	(44)	(12)			303	243
Balance as of December 31, 2021	$1,431	$5,410	$30,194	$162	$149	$1,676	$39,022

Additions	2	3	286	1	4	1,400	1,696
Conversion adjustments	(18)	(9)	(339)		(1)	(40)	(407)
Balance as of December 31, 2022	$1,415	$5,404	$30,141	$163	$152	$3,036	$40,311

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of January 1, 2021	1,213	$20,382	$86	$81	$21,762

Depreciation expense	46	1,127	2	0	1,175
Conversion effects	(9)	82	(2)	1	72
Balance as of December 31, 2021	1,250	$21,591	$86	$82	$23,009

Depreciation expense	46	1,058	2	0	1,106
Conversion effects	(10)	(575)	(2)	0	(587)
Balance as of December 31, 2022	$1,286	$22,074	$86	$82	$23,528

The depreciation expense for the years ended December 31, 2022, and 2021 amounted to $ 1,106,263 and $ 1,175,108, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in- progress	Total

Balance as of December 31, 2020	$1,316	$4,227	$9,255	$75	$63	$1,015	$15,951

Balance as of December 31, 2021	$1,431	$4,160	$8,603	$76	$67	$1,676	$16,013

Balance as of December 31, 2022	$1,415	$4,118	$8,067	$77	$70	$3,036	$16,783

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

This facility was idled in June of 2015 and management has no near-term plans to restart the facility, except for the Lorain 9/10” Mill, which is in the process of being recommissioned due to market demand for cold heading quality steel (CHQ) and special bar quality steel (SBQ). The expectation is that it will be restarted when market conditions improve substantially, particularly in the oil and gas drilling industry. During 2022 and 2021, the Company invested in certain improvements in the Lorain facility so as to be better prepared to reactivate the plant, with USD$ 5.5 and USD$ 15.6 million recorded to construction-in-progress for the years ended December 31, 2022 and 2021, respectively. The construction in progress in the last 3 years amount to USD $27.1 million. Management expects to incur USD$ 4.0 million in additional costs related to starting up the facility.

The Company has property, machinery, and equipment with a net book value of approximately USD$ 61.7, USD$ 54.6 and USD$ 40.3 million as of December 31, 2022, 2021 and 2020, respectively, pertaining to the Lorain, Ohio facility after recording an impairment charge of USD$ 130.7 million when the facility was idled.

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

Management further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2022, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

11.	Investments in financial instruments

The balances as of December 31, 2022 are as follows:

2022

Other stock instruments	$1,758,605

Corresponds to instruments listed on the Stock Exchange and its fair value is determined using the market prices quoted on the valuation date.

12.	Intangible and other long-term assets

The balances as of December 31, 2022 and 2021 are as follows:

	2022				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$104,289	$		$104,289	*
Customers list	63,664		63,664		20
Total from Republic (1)	167,953		63,664	104,289

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,517,413		2,269,364	2,248,049
Other assets	77,206			77,206
	$4,594,619		$2,269,364	$2,325,255

	2021				Amortization
Assets	Original Value	Accumulated Amortization		Net	period (years)
Republic trade mark	$110,506	$		$110,506	*
Customers list	67,459		67,459		20
Total from Republic (1)	177,965		67,459	110,506

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,527,425		2,273,159	2,254,266
Other assets	58,303			58,303
	$4,585,728		$2,273,159	$2,312,569

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income for the years ended December 31, 2022 and 2021, amounted to $ 10,609 and $ 10,522, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net

Balance as of December 31, 2020	$4,719,347	$(2,396,391)	$2,322,956
Additions	10,520	(10,520)	0
Cancellations	(128,785)	128,785	0
Adjustment effect of the year	(15,354)	4,967	(10,387)
Balance as of December 31, 2021	$4,585,728	$(2,273,159)	$2,312,569
Additions	10,609	(10,609)	0
Cancellations	(2,505)	2,505	0
Adjustment effect of the year	787	11,899	12,686
Balance as of December 31, 2022	$4,594,619	$(2,269,364)	$2,325,255

13.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds in third place. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2022 and 2021, the amount of the bonds not exchanged totaled USD$ 0.3 million, plus accrued interest. At December 31, 2022 and 2021, liabilities in pesos for the bonds not exchanged amounted $ 5,847 and $ 6,296, respectively.

14.	Accounts payable trade and other accrued liabilities

	December 31,
	2020	2021

Trade accounts payable	$9,410,419	$6,910,451
Other accrued liabilities	697,631	898,404
	$10,108,050	$7,808,855

15.	Employee benefits

Mexican entities

a.	Collective bargaining agreements - During 2022, approximately 42% (42% on 2021) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits - In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

c.	Severance benefits - Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) - The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2022 and 2021, EPS amounted to $ 7,200 and $ 0, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans - Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2022, 2021 and 2020 was $24,118, and $17,110 and $12,098, respectively.

Main actuarial hypothesis used in the actuarial computations are:

	2022	2021	2020

Discount rate	9.10%	7.55%	7.00%
Wage increase rate	5.00%	5.00%	4.50%
Rate of salary increase	4.50%	4.50%	4.50%

Employee benefits liability as of December 31, 2022, 2021 and 2020 are comprised as follows:

	Retirement benefits	Termination benefits	2022	2021	2020

Vested benefits Obligation (OBA)	$-	$-	$-	$3,390	$47,159
Plus, Non-Vested Benefits Obligation	74,007	95,368	169,375	159,453	115,077
Defined Benefits Obligation	74,007	95,368	169,375	162,843	162,236

Projected Net Liability	$74,007	$95,368	$169,375	$162,843	$162,236

Net cost for the period booked in profit and loss is comprised as follows:

	Retirement benefits	Termination benefits	2022	2021	2020

Service cost	4,933	$6,065	$10,998	$9,299	$6,736
Net interest	6,573	5,528	12,101	11,121	9,306
Labor cost of past services	(11,136)	(108)	(11,244)	1,806	5,240
Net Cost for the period	$370	$11,485	$11,855	$22,226	$21,282

The DBO amount recorded in the balance sheet as of December 31, 2022 and 2021 are $ 169,375, and $ 162,843, respectively.

	2022	2021

Defined benefit obligations (DBO) changes in present	$162,843	$162,236
Value
DBO present value at January 1st	162,843	162,236
Past services labor cost	(11,244)	1,806
Current service labor cost	10,998	9,299
Interest expense	12,101	11,121
Paid benefits	(9,229)
Actuarial gains and losses in obligations	$3,906	$(21,619)
DBO present value at December 31st	$169,375	$162,843

Initial PNL	$162,843	$162,236
Net cost for the period	11,855	22,226
Paid benefits	(9,229)
Previous years effect on profit and loss	3,906	(21,619)
Final PNL	$169,375	$162,843
Defined benefits obligations (DBO)	$169,375	$162,843

Foreign entities (Republic)

Republic is the only subsidiary of the Company which offers other benefits and pension plans to their employees. Such benefit plans to employees are described below:

a.	Collective Bargaining Agreements

As of December 31, 2022, 2021 and 2020 70%, 76% and 70%, respectively of Republic employees are covered by a collective bargaining agreement (labor agreement) with the United Steelworkers (“USW”). The agreement initially expired on August 15, 2016, was extended for three years through August 15, 2019, and further extended through August 15, 2022. The extended agreement renews all the provisions, understandings and agreements set forth in the January 1, 2012 Basic Labor Agreement. The base rates of pay determined under the extended agreement will remain unchanged from those ruling under the expired agreement as of August 16, 2016. The extended agreement provides that Company’s quarterly contributions to fund the Republic Retirement VEBA Benefit Trust (the “Benefit Trust”) be reduced from $2.6 million to $0.25 million beginning in August 15, 2016 through June 30, 2019. Effective July 1, 2019, the Company’s contribution to the Benefit Trust changed to $4.00 per hour for each hour worked by USW represented employees. Effective August 16, 2019, until June 30, 2022, the Company obligation to finance the Profit Trust changed again and is limited to the creation of a profit-sharing pool consisting of 3% of the quarterly profits from $ 0 to 50 million and 4% of the profits of the Company over % 50 million. Effective July 1, 2022, the Company’s contribution to the Beneficiary Trust changes back to a limit of $ 4.00 per hour worked by USW represented employees.

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

The Company is required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2022, 2021 and 2020, the Company recorded expenses of USD $ 0.3, USD $ 0.5 million and USD $ 0 million, respectively, related to this benefits plan.

For the years ended December 31, 2022, 2021 and 2020, Republic recorded combined expenses of USD$ 1.9 million, USD$ 3.5 and USD$ 3.1 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company has a 401(k) defined contribution retirement plan that covers almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funds contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provides a 25.0% matching contribution for the first 5.0% of payroll that an employee elects to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions. For the years ended December 31, 2022, 2021 and 2020 the Company recorded expense of USD$ 1.1 million, USD$ 1.0 million and USD$ 1.1 million, respectively, related to this defined contribution retirement plan.

Employees who are covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There are no Company contributions or employer matching contributions relating to these employees.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement includes a profit sharing plan to which the Company is required to contribute The extended agreement modified the plan to the following quarterly pretax income, as defined in the labor agreement (“EBT”): 3% of EBT between $0 and $25 million per quarter; 4% of EBT between $25 and $75 million per quarter; and 5% of EBT over $75 million per quarter. For the years ended December 2021 and 2020, the company does not make outlays, because the current year thresholds had not been achieved, USD $ 0.3 million and USD $ 0.5 million of expense was recorded for the years ended December 31, 2022 and 2021.

Republic has a profit-sharing plan for all salaried employees and nonunion workers. The profit-sharing plan was based on achieving certain profitability, inventory and shipments targets. In the year ended December 31, 2022, 2021 and 2020 the Company paid USD 0.0 million, USD $ 0.5 and USD $0.0 million respectively, under this plan.

16.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2022, 2021 and 2020 is as follows:

	2022	2021	2020

Income tax of the year for Mexican companies	$2,549,851	$2,564,312	$1,460,057
Income tax year for foreign companies	599,940	1,253,895	370,860
Deferred tax for Mexican companies	(119,999)	(96,453)	(94,604)
Deferred tax for foreign companies	269,730	668,015	341,531
	$3,299,522	$4,389,769	$2,077,844

During 2022, 2021 and 2020, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2022	2021	2020

Expected benefit, expense	$3,300,413	$4,084,348	$1,462,776
Increase (decrease) as a result of:
Inflation effect, net	(524,640)	(577,234)	(139,134)
Impact of the nominal rate differences between the USA and Mexico	29,996	66,343	11,075
Benefit from utilization of tax loss carry-forwards and others (1)	80,166	(12,086)	16,173
Others, net (includes permanent items) Income tax expense (2)	413,587	828,398	172,519
Income tax expense	$3,299,522	$4,389,769	$1,523,409
Effective tax rate	29.99%	31.73%	31.24%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2022, 2021 and 2020 , less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2022, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available

2013	2023	7,793
2014	2024	8,729
2015	2025	11,036
2016	2026	386,277
2017	2027	303,647
2018	2028	68,360
2019	2029	953,370
2020	2030	961,943
2021	2031	1,402,495
2022	2032	922,370
		$5,026,020

As of December 31, 2022, Republic had USD$ 316.1 million of tax losses pending to amortize for federal tax purposes, of those USD $119.4 million are undefined and USD $196.7 million expire between 2033 and 2038; USD$ 280.1 million of tax losses for state and local purposes that expire between 2022 and 2040 and approximately USD$ 6.6 million of tax losses at the subsidiary located in Canada, which expire between 2032 and 2040.

As of December 31, 2022, GV do Brasil Industria e Comercio of Aço LTDA, a subsidiary established in Brazil, had R$ 16.546 million Brazilian Reals ($ 60 million of Mexican pesos) of tax losses pending to amortize for federal tax purposes, which do not have an expiration date.

Below is a summary of the effects of the main temporary differences comprising the deferred income tax liability included in the consolidated statements of financial position.

	December 31,
	2022	2021

Deferred tax assets:
Allowance for doubtful accounts	$(67,930)	$(64,511)
Advances from customers	464,268	359,795

Deferred tax assets	396,338	295,284

Deferred tax liabilities:

Property, plant and equipment	4,209,513	3,926,450
Intangible assets from Grupo San	381,282	353,661
Provisions	17,199	76,601
Prepaid expenses	11,493	43,696

Total deferred liabilities	4,619,487	4,400,408

Deferred tax liabilities, net	$4,223,149	$4,105,124

17.	Stockholders’ equity

a.	Common stock as of December 31, 2022 and 2021, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2022, and 2021, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2022, a reserve was approved for $ 7,000,000 for the repurchase and placement of own shares ($5,000,000 at December 31, 2021), for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2022, and 2021, the Company held 35,573,326 and 35,128,483 shares in treasury, respectively, which amounted to $ 4,266,278 and $ 2,176,149, respectively. The resulting loss in 2022 for the purchase and sale of treasury shares amounted to $ 0 (the 0 in $ 2021).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2022	2021

Shares outstanding at beginning of year	462,581	463,243
Repurchase of capital shares, net	(445)	(662)
Shares outstanding at yearend	462,136	462,581

18.	Non-controlling interest

As mentioned in Note 4, Grupo Simec, S.A.B. de C.V. owns substantially all of the capital stock of its subsidiaries, except for SimRep Corporation and subsidiaries, where it owns 99.41%. The non-controlling equity represents the participation in this subsidiary held by minority stockholders and is presented in the consolidated statement of financial position after controlling interest. The consolidated statement of comprehensive income presents net income or loss for the full year, as well as comprehensive income or loss for the full year. The distribution in controlling and non-controlling participation is presented after the consolidated comprehensive income for the year.

The table below shows the changes for the years ended December 31, 2022 and 2021:

	2022	2021

Balance at beginning of year	$41,161	$36,010
Share of profits and losses for the year	(1,612)	1,659
Share of translation effects of foreign subsidiaries	(1,902)	3,492
Balance at the end of the year	$37,647	$41,161

19.	Accumulated Other comprehensive income (loss)

	Conversion translation adjustment on foreign subsidiaries	Other equity instruments	Total
Balances as of January 1, 2022	1,288,278		1,288,278
Items that will not be recycled to profit and loss:
Other equity instruments		(317,267)	(317,267)

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(1,257,453)		(1,257,453)
Balances as of December 31, 2022	$30,825	$(317,267)	$(286,442)

20.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2022	2021	2020

Holding company
Interest income	55,848	34,447	41,034

Management staff
Administrative services expenditures	275,063	113,018	199,488

Other related parties
Sales	392,531	391,664	188,082
Purchases	253,931	40,081	27,507
Direct short-term benefits (*)	120,151	78,321	90,562

(*)	Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2022	2021
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$62,055	$6,073
Cía. Laminadora Vista Hermosa, S.A. de C.V.	974	628
Operadora Compañía Mexicana de Tubos, S.A. de C.V.	824	873
Compañía Manufacturera de Tubos, S.A. de C.V.	2,799
Cía. Tubos y Perfiles Monterrey, S.A. de C.V.	3,371	3,318
Operadora Perfiles Sigosa, S.A. de C.V.	3,999	2,872
Operadora Construalco, S.A. de C.V.	606	519
Aceros y Laminados Sigosa, S.A. de C.V.	16,473	1,638
Arrendadora Norte de Matamoros, S.A. de C.V.	1,294	1,294
Operadora Industrial de Herramientas, S.A. de C.V.		816
Joist del Golfo, S.A. de C.V.	2,582	5,227
Holding Protel, S.A. de C.V.	304
Aceros CH, S.A. de C.V.	130
Sigosa Aceros, S.A. de C.V.	14	18,942
Siderúrgicos del Golfo, S.A. de C.V.	832	940
Perfiles Comerciales Sigosa, S.A. de C.V.	4,125	25,588
Pytsa Industrial de Mexico. S.A. de C.V.	438	438
Aceros y Laminados Sigosa, S.A. de C.V.		820
Acertam, S.A. de C.V.	785
Servicios Estructurales, S.A. de C.V.	3,047
Others	151	246
	$104,803	$70,232

	December 31,
	2022	2021
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$959,153	$915,553
Perfiles Comerciales Sigosa, S.A. de C.V.	145,910	154,605
	$1,105,063	$1,070,158
Total, long-term	$1,753,344	$1,718,439

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

Loans:

In USD 25,400, equivalent to $521,208 Mx. Pesos, plus interest for $120,494, plus VAT of $18,596, resulting a total for $660,298 as of December 31, 2021. As of January 2022 an amending Agreement was made where the balance as of that date remains in Mexican pesos.

As of December 31,2021 a loan in pesos from Industrias CH, S.A.B. de C.V. for $186,752 plus interest of $59,054 plus the IVA of $9,449 for a balance of $255,255.

These granted loans in USD and pesos including interest amount to $ 959,153 as of December 31, 2022. (2021 $915,553).

As of December 31, 2022, including the loan in USD converted into pesos, were as follows: $707,851 plus interests of 217,357, plus VAT of $33,945, with a total of $959,153.

As of December 31, 2022, there is a receivable from Perfiles Comerciales Sigosa, S.A. de C.V., derived from loan interest of $ 145,910 (USD $7,742,685), and a balance receivable of $ 154,605, as of December 31, 2021.

	2022	2021
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$24,455	$7,155
Industrias CH, S.A.B. de C.V.	245,388	214,294
Perfiles Comeciales Sigosa, S.A. de C.V.	3,802	3,802
Holding Protel, S.A. de C.V.	251	251
Compañia Laminadora Vista Hermosa, S.A. de C.V.	518	445
Operadora Perfiles Sigosa, S.A. de C.V.	2,800	2,074
Operadora Pytsa Industrial, S.A. de C.V.	8,353	11,603
Comercializadora Sigosa, S.A. de C.V.		2,532
Compañia Manufacturera de Tubos, S.A. de C.V.	9,837	7,174
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	7,583	7,090
Sigosa Aceros, S.A. de C.V.	7	48,096
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	595	595
Industrias Procarsa, S.A. de C.V.	139	156
Ferrovisa, S.A. de C.V.	7,069	7,458
Other	195	188
	$310,992	$312,913

The other accounts payable correspond to services and / or purchases of finished products according to their activity.

Loans from related parties:
Operadora de Perfiles Sigosa, S.A. de C.V.	$2,381,464	$
	$2,381,464	$
	$2,692,456		$312,913

This balance corresponds to a current account loan granted by Operadora de Perfiles Sigosa, S.A. de C.V. (Sigosa), to be invested in Treasury Bonds; the interest derived from said investment upon expiration thereof, will be delivered to Sigosa.

21.	Cost of sales and expenses by their nature

At the years ended at December 31, 2022, 2021 and 2020, the cost of sales and administration expenses consist of the following:

	2022	2021	2020

Raw materials and consumables	$27,080,462	$26,298,681	$16,343,140
Electrical energy	2,586,918	3,530,134	2,820,667
Ferroalloys	2,232,759	2,396,516	1,617,352
Refractories	767,691	810,315	629,758
Oxygen	297,302	293,217	248,029
Electrodes	542,117	444,201	434,265
Gas and fuels	1,541,817	1,161,994	767,823
Labor	2,272,304	2,024,419	1,831,225
Operation materials	1,366,947	1,339,692	1,033,597
Depreciation and amortization	1,116,872	1,175,108	1,452,271
Maintenance	1,250,897	1,561,716	1,262,728
Other expenses	1,084,475	974,835	2,790,197
	$42,140,561	$42,010,828	$31,231,052

	2022	2021	2020

Cost of sales	$39,683,861	$39,968,186	$29,211,724
Administrative expenses	2,456,700	2,042,642	2,019,328
	$42,140,561	$42,010,828	$31,231,052

22.	Other income (expenses), net

The components of other income (expenses) net, in the years ended December 31, 2022, 2021 and 2020, are the following:

	2022		2021	2020

Cancellation of balances	$		$(157,834)	$
Land treatments in Pacific Steel, Inc.		(3,327)	(2,088)		(2,708)
Attorney’s fees
Bad debt estimate		(21,983)	(19,398)
Other expenses		(25,310)	(179,320)		(2,708)

Sale of scrap		2,450	9,993		232,157
Recovery of losses		327	9,623
Brazil tax benefits					256,698
Update of balances in favor in taxes		85,597	64,915
Agreements with clients					27,869
Other income		8,781	17,383		32,733
Other income		97,155	101,914		549,457
Other income and other (expenses), net		$71,845	$(77,406)		$546,749

23.	Financial instruments

a.	Capital risk management - The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk - Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management - The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2022		2021

Short - term assets		$28,953,307		$20,783,197
Short - term liabilities		10,367,193		8,434,451

Net monetary asset position in foreign currency		$18,586,114		$12,348,746

Equivalent in U.S. Dollars (thousands)	USD$	959,952	USD$	601,917

d.	Credit risk management - Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables - Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2022	2021

Bank loans credit lines:
Drawn balances	$200,000	$350,000
Undrawn balances	169,035	183,942
Available line balance	$30,965	$166,058

24.	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made in Mexico, the United States of America and Brazil. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes seven Republic plants six of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada stopped operating in 2018. The Brazilian segment includes the plants in Pindamonhangaba, Cariacica and Itaúna. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2022
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$30,914,890	$5,867,193	$17,377,164	$		$54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)			(39,683,861)

Gross profit (loss)	9,339,132	102,954	5,033,300			14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)		544,392	(2,456,700)
Other income (expenses), net	(71,202)	1,015,586	140,205		(1,012,744)	71,845
Interest income and dividends	415,704	30,175				445,879
Interest expense	(485)	(55,867)	(383,646)		383,646	(56,352)
Loss on financial instruments	(778,649)					(778,649)
Exchange rate gain (loss), net	(540,770)	(58)	(60,625)		60,625	(540,828)

Income (loss) before income taxes	7,267,400	806,179	3,111,083		(24,081)	11,160,581
Income taxes	(2,565,834)	(88,679)	(645,009)			(3,299,522)

Net income (loss) for the year	$4,701,566	$717,500	$2,466,074		$(24,081)	$7,861,059

Depreciation and Amortization	$627,078	$236,601	$253,193			$1,116,872
Total assets	44,025,917	12,930,111	14,149,332		$(3,472,457)	67,632,903

Total liabilities	8,375,028	7,243,113	7,492,843		(3,472,457)	19,638,527

Acquisitions of property, plant and equipment	151,783	252,116	1,292,586			1,696,485

	Year ended December 31, 2021
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$29,678,133	$8,216,595	$17,725,628	$		$55,620,356
Cost of sales	(21,337,462)	(7,159,354)	(11,471,370)			(39,968,186)

Gross profit (loss)	8,340,671	1,057,241	6,254,258			15,652,170
Administrative expenses	(907,798)	(256,875)	(877,969)			(2,042,642)
Other income (expenses), net	(77,530)	454,303	1,793		(455,972)	(77,406)
Interest income	65,631	317				65,948
Interest expense	(28,904)	(61,494)	(96,486)		99,439	(87,445)
Exchange rate gain (loss), net	325,389	(378)	(120,300)		120,300	325,011

Income (loss) before income taxes	7,717,459	1,193,114	5,161,296		(236,233)	13,835,636
Income taxes	(2,472,751)	(477,380)	(1,439,638)			(4,389,769)

Net income (loss) for the year	$5,244,708	$715,734	$3,721,658		$(236,233)	$9,445,867

Depreciation and amortization	$667,167	$270,119	$237,822			$1,175,108

Total assets	47,917,643	10,836,083	8,815,051		$(10,226,205)	57,342,572

Total liabilities	7,828,384	5,544,135	12,396,190		(10,226,205)	15,542,504

Acquisitions of property, plant and equipment	367,496	288,487	410,439			1,066,422

	Year ended December 31, 2020
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$19,660,889	$5,549,366	$10,659,059	$		$35,869,314
Cost of sales	(15,459,258)	(5,677,213)	(8,075,253)			(29,211,724)

Gross profit (loss)	4,201,631	(127,847)	2,583,806			6,657,590
Administrative expenses	(1,117,817)	(240,726)	(660,785)			(2,019,328)
Other income (expenses), net	52,656	505,946	(11,854)			546,749
Interest income	107,605	222	0			107,826
Interest expense	(5,108)	(16,104)	(66,007)		33,473	(53,746)
Exchange rate gain (loss), net	(483,822)	1,510	(1,096,416)		1,215,564	(363,164)

Income before income taxes	2,755,145	123,001	748,744		1,249,037	4,875,927
Income taxes	1,747,568	118,926	211,350			2,077,844

Net income for the year	$1,007,577	$4,075	$537,394		$1,249,037	$2,798,083

Depreciation and Amortization	$693,362	$332,186	$426,723			$1,452,271

Total assets	33,386,043	9,237,831	5,807,121		$(2,927,348)	45,503,647

Total liabilities	6,944,579	4,797,682	3,670,075		(2,927,348)	12,484,988

Acquisitions of property, plant and equipment	278,700	41,054	631,451			951,205

25.	Contingencies

As of December 31, 2022, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America, for which the main activity is the purchase and sale of scrap, has the following environmental contingencies:

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

On May 29, 2019, the company submitted a proposal with a new work plan (IM Work Plan) to DTSC to conduct soil remediation on the BNSF Railway lease. On October 21, 2021, The Company submitted the final draft of the IM work plan which DTSC has agreed to that proposal or work plan, on May 31, 2022. No litigation was filed against the DTSC approval which is now final.

On December 6, 2022, the DTSC sent a letter requesting a preliminary study and a work plan implementation schedule, both documents were delivered on February 3, 2023. DTSC has not responded to either document.

On January 13, 2023, BNSF Railway issued a contract termination notice to PS, notifying BNSF’s unilateral termination of two lease contracts with PS which ended on February 12 and 22, 2023, through its legal counsel informed PS that no longer has access to BNSF Railway property. DTSC is entering into a voluntary agreement with BNSF to implement a work plan.

As of the date of this report, we cannot estimate the costs of implementing the work plan of the provisional measures due to the uncertainty of whether BNSF or PS will implement the work and the DTSC authorizations to whom they designate and their approval date.

b.	As with most steel producers in United States of America, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.5 million, USD$ 2.5 million and USD$ 2.5 million were recorded as of December 31, 2022, 2021 and 2020, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2022, 2021 and 2020, the current and non-current portions of the reserve amounted to USD$ 1.0 million, USD$ 1.0 million and USD$ 1.5 million, respectively, are included payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in the United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.	On September 5, 2017, Grupo Simec and GV do Brasil were notified of the arbitration procedure filed by SMS Concast at the International Court of Arbitration (ICC), which demands the payment of USD $ 1.4 million plus expenses, for additional costs incurred in the construction and assembly of the steelmaking area of the Brazilian plant. On November 6, 2017, the companies of the Group replied to the demand and filed a counterclaim against SMS Concast for the amount of USD $ 5 million, which GV do Brasil utilized on the equipment to work properly. On February 26, 2020, The company was notified of the judgment. In March 2021, it was agreed with the actor to conclude the matter by paying USD $ 450 thousand dollars, after several changes of dates, the payment was made on July 8, 2021.

j.	Related to Republic Steel’s audits of GST for the periods 2015-2016 and 2017-2018 made by the Canadian Revenue Agency (CRA), amounts of USD $4,178,517 plus interest for the period 2015-2016 and USD $6,372,306 plus interest for the period 2017-2018 were determined by the CRA. The Company presented a notice of objection for the 2015-2016 period on September 2018 and another for the 2017-2018 period on March 2021. This matter was settled during the year ended December 31, 2021.

k.	In connection with a sale and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $ 2,452,028 (including interests of $ 394,138) against the Company was issued, on December 9, 2016.

Republic also received an appraisal notice dated December 11, 2020 for $1,631,827 (including interest of $339,885) covering the period January 1, 2014 to September 30, 2018.

The Company does not agree with the evaluation in its entirety and has filed Reevaluation Petitions on January 30, 2017, on February 9, 2022 and on September 2022, appealing the assessment to the Ohio Board of Tax Appeals. As of the date of this report, no resolution has been obtained on this appeals.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2022, 2021 or 2020 that recognizes the evaluation or any estimated amount of liquidation.

26.	Commitments

a.	On May 1, 2018, the Company signed a contract with ArcelorMittal S.A. in Brazil, for the acquisition of Cariacica and Itauna steels for rent, producing plants and wire drawing equipment for the production of wires and derivatives.

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

The Itauna unit has an installed capacity to produce 120 thousand metric tons per year of steel laminate products and can manufacture light structural profiles and rods. The plant is located in the city of Itauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte and in 2022, 2021 and 2020 has 160,145 and 114 employees, respectively. The factory was leased under a contract expiring in August 2020. After its expiration, the plant was acquired.

b.	Republic leases certain equipment, office space and computer equipment under non-cancelable operating leases. The leases expire at various dates through 2020. During the years ended December 31, 2022, 2021 and 2020, rental expenses relating to operating leases amounted to USD$ 0.0, USD$ 0.0 million, and USD$ 0.1 million, respectively. Currently there are no additional obligations post-2020.

c.	In January 2013, The Company reached a contract with EnerNOC, which allows Republic to receive payments for reduction in the electric energy consumption during a term declared by PJM Interconnection as an Emergency. The contract is for 5 years starting at January 31, 2013 and concluded at May 31, 2018. At that date, the Agreement was extended up to May 31, 2021.In January 2021, the company entered into a similar agreement with NRG Curtailment Solutions, Inc. with a term of five years. The Company recognized an income for both contracts in 2022, 2021 and 2020 for USD $ 0.6 million, USD$ 1.2 million and USD $ 1.1 million, respectively.

d.	On February 22, 2018, a contract was signed with Primetals Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. From January 2021, flat bars are being produced. As of today, some adjustments are being made to start the production of rebar in May 2021, and light structures in June 2021. Naturally, the COVID pandemic delayed significantly the process. USD $24 million from budget has already been spent.

e.	In order to maintain and increase the continuity and quality of the electricity supply in all the Group’s plants, the scheme change from Basic Supply (SSB) to the Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. With the implementation of this project, which only requires the modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant, it seeks to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than those current. The cost of this project as of October is USD$1 million 415 thousand, and the only thing missing is the installation in Mexicali due to the lack of conditions in the wholesale electricity market.

f.	On December 20, 2020, we purchased the Itauna plant by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Inmueble y Equipo Inmueble, located on Rua Clara Chaves at villa Santa Maria, Itauna city, committing to pay R$ 4.0 million reais per month, up to a total value of R$ 105.0 million reais, such payments have to be made until June 2022.

g.	For our Brazil’s facilities electric energy purchase agreements have been made with different termination dates as of June 30, 2023 with the supplier Newcom for R$9.48 million, another agreement was celebrated with ENEL for R$17.05 million, with termination date on December 31, 2023. With energy suppliers NEWCOM for R$ 33.9 million and AMERICA for R$16.5 million.

27.	Subsequent events

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

On December 7, 2022, the US Department of Commerce (USDOC) published in the Federal Register the rate of 6.35% as a preliminary result of the antidumping process for rebar producers and exporters, in the period from November 1, 2020 to October 31, 2021, the final result must be published by the USDOC no later than June 2023, so the company will be subject to the payment of this countervailing fee for rebar exports for one year.

28.	Consolidated financial statements issuance

These consolidated financial statements have been issued on April 28, 2023 by Ing. Rufino Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Director.