Form 20-F
period 2023-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2024-11-18
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-11176

GRUPO SIMEC, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

SIMEC GROUP CORPORATION

(Translation of registrant’s name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization)

Calzada Lázaro Cárdenas 601
Colonia La Nogalera

Guadalajara, Jalisco

México 44440

(Address of principal executive offices)

Mario Moreno Cortez

Calzada Lázaro Cárdenas 601

Colonia La Nogalera

Guadalajara, Jalisco

México 44440

Telephone: (5233) 3770-6700,

E-mail: mmoreno@gruposimec.com.mx

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares (each representing three Series B shares) Series B Common Stock	SIM	NYSE American NYSE American*

*	Not for trading, for listing purposes only.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series B Common Stock — 461,676,539 shares as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References in this annual report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References in this annual report to “pesos” or “Ps.” are to the lawful currency of Mexico. References in this annual report to “real” are to the lawful currency of the Federative Republic of Brazil. References to “tons” in this annual report refer to tons; a metric ton equals 1,000 kilograms or 2,204 pounds. We publish our financial statements in pesos.

The terms “special bar quality steel” or “SBQ steel” refer to steel that is hot rolled or cold finished into round square, or hexagonal steel bars that generally contain higher proportions of alloys than commercial grades of steel. SBQ steel is produced with precise chemical specifications and generally is made to order following client specifications.

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 16.8935 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2023. On November 4, 2024, the interbank transactions rate for the peso was Ps. 20.0367 per U.S.$1.00.

FORWARD LOOKING STATEMENTS

This annual report contains words, such as “believe,” “expect,” “anticipate,” “plans” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things our:

●	projected customer demand and supply chain;

●	activities and strategies relating to raw material acquisition;

●	trends in products and markets;

●	activities relating to the import, export, sale, transportation and distribution of steel products;

●	activities relating to our lines of business;

●	projected capital expenditures and other costs.

ii

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

●	general economic and business conditions, including changes in the international and Mexican prices of steel, iron ore, scrap steel and other related commodities;

●	uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes;

●	national and international demand for steel products;

●	capital investments and their impact on our performance;

●	the availability and cost of electricity and natural gas which could negatively affect our cost of steel production;

●	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

●	receipt of governmental approvals, permits and licenses;

●	fluctuations in prevailing exchange rates;

●	effects on us from competition, including on our ability to source materials at competitive prices and hire and retain skilled personnel;

●	the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine and the conflict in Gaza;

●	national or international public health events, including the outbreak of pandemic or contagious disease; and

●	the cyclical nature of the steel industry.

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

For a discussion of important factors that could cause actual results to differ materially from those contained in any forward-looking statement, see “Item 3—Key Information—Risk Factors.”

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to the Global Economy and Our Business

Our industry is cyclical and both recessions and prolonged periods of slow economic growth could have an adverse effect on our business.

 Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the construction, energy, metals service centers, appliance and automotive industries. As a result, economic slowdowns or a downturn in any of these industries could materially and adversely affect our results of operations, financial condition and cash flows. The global economy experienced a strong recovery from the conditions experienced at the onset of the COVID-19 pandemic, but related labor shortages and supply chain disruptions, new or proposed legislation related to governmental spending, inflation and increases in interest rates have impacted, and will continue to impact, economic growth. Even with this economic recovery, challenges from global production overcapacity in the steel industry and ongoing uncertainties, both in the United States and in other regions of the world, remain.

We are unable to predict the duration of current economic conditions or the magnitude or timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

Our operations are sensitive to volatility in steel prices and the cost and availability of raw materials.

We rely on international markets and certain key suppliers to obtain the raw materials that are critical to the manufacture of steel products. The prices of certain raw materials, including scrap metal and ferroalloys are negotiated on a monthly basis with our suppliers and are subject to market conditions. At any given time, we may be unable to obtain an adequate supply of these critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, war and other forms of armed conflict or political instability, changes in exchange rates, worldwide price fluctuations, including due to global political and economic factors, changes in governmental, business and consumer spending, inflation, increases in interest rates, labor shortages, and the availability and cost of transportation. Many countries that export steel restrict the export of scrap, protecting the supply chain of some foreign competitors. This trade practice creates an artificial competitive advantage for foreign producers that could limit our ability to compete.

If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials or pass along increased transportation costs. Also, if we are unable to obtain adequate, cost-effective and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, experience margin compressions or suffer harm to our reputation and customer relationships.

Excess capacity and oversupply have in the past and may continue in the future to weigh on the profitability of steel producers, including us.

The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer and distributor stocking and destocking cycles. The steel industry has historically suffered from structural overcapacity globally, and the current global steelmaking capacity exceeds the current global consumption of steel, especially for long products. This overcapacity is affected by global macroeconomic trends and amplified during periods of global or regional economic weakness, leading to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer, and the balance between its domestic production and consumption has been an important factor influencing global steel prices. At various points in recent years, reduced Chinese steel demand has not been fully offset by reduced Chinese steel production, which has led to a flood of Chinese steel exports into the markets in which we compete, weighing on demand and depressing market prices. While most recently constraints imposed on Chinese steel production have tempered the risk of excess production, such risk remains, along with the risk of increased exports, in particular if there is a global recession or a Chinese slowdown. See “Risk Factors—Risk Factors Related to Our Business—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices, which could in turn adversely affect our results of operations.”

Market prices for iron ore also underpin those of steel (as its principal input component) to some extent, and iron ore prices depend both on supply and demand conditions. Excess iron ore supply relative to demand has led to depressed prices at various points in recent years and could recur, with potentially a corollary effect on steel prices. No assurance can be given that iron ore prices will not decline further, particularly if there is an economic downturn, Chinese steel demand declines, worldwide capacity increases due to new mines coming online or steel demand declines again due, for example, to impacts from the negative effects from the continuing Russia/Ukraine conflict, the Israel-Hamas conflict or other regional conflicts, in particular on energy supply and prices. A renewed phase of steel and iron ore oversupply could materially adversely affect our results of operations and financial condition.

Increases in the cost, disruption of supply or shortage of energy could adversely affect our business and results of operations.

Our steel plants are large consumers of electricity and natural gas. The prices for and availability of electricity and natural gas can be volatile. Energy prices are often affected by weather, political, regulatory and economic factors beyond our control, and we may be unable to raise the price of our products to offset increased energy costs. Disruptions that impact the supply of our energy resources could temporarily impair our ability to manufacture our products, which may adversely impact our results and financial condition. Furthermore, increases in our energy costs that are not similarly applicable to our competitors’ operations could materially adversely affect our business, results of operations, financial condition and cash flows.

We pay special rates for electricity and natural gas in Mexico and enter into fixed-price energy contracts. Failure to maintain such preferential or fixed-price agreements could increase our energy costs, which may adversely affect our business and results of operations.

We buy electricity from the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) at preferential rates after successfully obtaining the Qualified User Registry (Registro de Usuario Calificado). We also pay special rates to Petróleos Mexicanos (“PEMEX”), Iberdrola, Eustas, Shell, Ecogas and Engie for the natural gas used at our facilities in Mexico. In certain deregulated electric markets in the United States, we have third party electric generation contracts under a fixed price arrangement that mitigate our exposure to volatility in energy markets. In addition, we purchase natural gas from various suppliers in the United States and Canada at purchase prices established as a function of monthly New York Mercantile Exchange settlement prices. We also contract with different natural gas transportation and storage companies to deliver the natural gas to our facilities and enter into futures contracts to fix and reduce volatility of natural gas prices both in Mexico, Brazil and the United States.

We cannot assure you that these special rates will continue to be available to us in Mexico or that such rates may not increase significantly in the future. We also cannot assure you that we will be able to continue entering into fixed-price arrangements or that the price paid in such agreements will not increase. Changes in the price or supply of electricity or natural gas in the markets in which we operate could materially and adversely affect our business and results of operations.

Competition from other steel producers may adversely affect our business.

We face significant competition from other steel producers that compete with our products on price, quality and service. The markets for our products are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates, dumping and excessive production, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by more intense competitive forces.

Competition from other materials could significantly reduce demand and market prices for steel products, which could have an adverse impact on our results of operation and financial condition.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum, concrete, composites, glass, plastics and wood. Increased use or availability of such materials in substitution for steel products could significantly reduce demand and market prices for steel products, which could in turn have an adverse impact on our business, results of operation and financial condition.

Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and our ability to export our products outside of Mexico, which could in turn adversely affect our results of operations.

Our business is significantly exposed to unfair trade practices, including “dumping”, government subsidies, and other unfair trade and pricing strategies by competitors. In particular, countries with centrally controlled economies, such as China, continue to subsidize their steel industries. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-traded steel exports into the markets in which we produce and sell our products. Such imports have had and could in the future have the effect of reducing prices and demand for our products.

Additionally, the global nature of our operations exposes us to import tariffs, quotas, protectionist policies, and other trade barriers that may limit our ability to access key markets or undermine our competitiveness. Countries may enact new tariffs or expand existing ones, potentially restricting the flow of steel and steel-related products into certain markets or making exports economically unviable. While these policies aim to protect domestic producers, they can also cause disruptions by displacing excess steel into markets that do not impose similar restrictions, further intensifying competition and exerting downward pressure on prices. Moreover, retaliatory tariffs or countermeasures by affected countries could create additional uncertainties, limiting our market access or inflating operational costs.

We are unable to predict how future trade policies or restrictions will evolve, nor can we guarantee that retaliatory or protectionist actions will not escalate, further complicating the global steel trade. Any prolonged application of tariffs, quotas, or other barriers to free trade could significantly disrupt the steel industry, negatively affecting our sales, profit margins, and long-term competitiveness. Consequently, these uncertainties could materially harm our financial performance and overall business outlook. See “Item 8—Financial Information—Legal Proceedings.”

Labor disputes may disrupt our operations and relationships with our customers. Our ability to reduce labor costs may be limited in practice or encounter implementation difficulties.

Approximately 58% of our employees in Mexico and 42% of our employees outside of Mexico are represented by labor unions and are covered by collective bargaining agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt our employee headcount. Further, any such strikes or stoppages could occur at various of our facilities. Prolonged strikes or stoppages could have an adverse impact on our results of operation and financial condition.

Failure to comply with environmental laws and regulations may result in fines, penalties or other significant liabilities or prevent us from operating our facilities.

We are subject to a broad range of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent standards regarding general health and safety, air emissions, discharges of wastewater, the use, handling and transportation of hazardous, toxic or dangerous materials, waste disposal practices and the remediation of environmental contamination, and health and safety matters, among other things. The costs of complying with, and the imposition of liabilities pursuant to these laws and regulations can be significant, and compliance with new and more stringent obligations may require additional capital expenditures or modifications in operating practices. Failure to comply can result in civil and/or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties. Despite our efforts to comply with environmental laws and regulations, environmental incidents or events that negatively affect the operations of our facilities may occur. In addition, we cannot assure you that we will always operate in compliance with environmental laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties, be required to make large expenditures to comply with such laws and regulations, or be forced to shut down non-compliant operations and face lawsuits by third parties. In addition, environmental laws and regulations are becoming increasingly stringent and it is possible that future laws and regulations may require us to undertake material environmental compliance expenditures and require modifications in our operations. Furthermore, we need to maintain existing and obtain future environmental permits in order to operate our facilities. The failure to obtain necessary permits or consents or the loss of any permits could result in significant fines or penalties or prevent us from operating our facilities. We may also be subject, from time to time, to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury that could result in significant liability. Certain of our facilities in the United States have been and continue to be the subject of administrative action by federal, state and local environmental authorities. See “Item 8—Financial Information—Legal Proceedings.”

We may incur significant liabilities if we are required to remediate contamination at our facilities.

Certain of our U.S. facilities are currently under investigation for environmental contamination and we incur costs and liabilities associated with the assessment and remediation of contaminated sites. While some of these investigations and remediation efforts relate to legacy activities by prior owners of our facilities, we may in the future be subject to similar investigations or required to undertake remediation measures. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. We recognize a liability for environmental remediation when it becomes probable that such remediation will be required and the amount can be reasonably estimated. As estimated costs to remediate change, or when new liabilities become probable, we adjust the record liabilities accordingly. However, due to the numerous variables associated with the judgments and assumptions that are part of these estimates and changes in governmental regulations and environmental technologies over time, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance. See “Item 8—Financial Information—Legal Proceedings.”

Global or regional health epidemics, such as the COVID-19 pandemic, and other public health emergencies, have impacted and could continue to have a material adverse effect on our business, results of operations, financial condition and cash flows.

The COVID-19 pandemic continued to impact countries, communities, supply chains and markets in 2023, though to a generally lesser extent than during 2020-2022. Similar pandemics or global health emergencies in the future and related efforts to reduce their spread, including quarantines, travel restrictions, business closures, and mandatory stay-at-home or work-from-home orders, could be instituted. We may be subject to risks arising out of the turbulence of the economic recovery associated with global health crises, such as the COVID-19 pandemic, including inflationary pressures, which have generally increased the costs of our labor, raw materials, energy supplies and other production inputs, adversely impacting our results of operations and profitability. In addition, we have experienced, and may continue to experience, supply chain disruptions or operational issues with our vendors or logistics providers, as our suppliers and contractors face similar challenges related to pandemics or global health crises. Because global health crises, such as the COVID-19 pandemic, are unpredictable, we cannot predict the full extent to which our businesses, results of operations, financial condition or liquidity will ultimately be impacted by a public health emergency. Global health crises could exacerbate many of the other risks described in Item 3.D. “Risk Factors”, any of which could have material adverse effect on us.

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

We will require significant capital for acquisitions and other strategic plans, as well as for the maintenance of our facilities and compliance with environmental regulations. We may not be able to fund our capital requirements from operating cash flow and we may be required to issue additional equity or debt securities or obtain additional credit resources, which could result in additional dilution to our shareholders. We cannot assure you that adequate equity or debt financing would be available to us on favorable terms or at all. If we are unable to fund our capital requirements, we may not be able to implement our growth strategy.

We intend to continue to pursue a growth strategy, the success of which will depend in part on our ability to acquire and integrate additional facilities. Some of these acquisitions may be outside of Mexico, the United States, Canada and Brazil. Acquisitions involve special risks, in addition to those described above, that could adversely affect our business, financial condition and results of operations, including the assumption of legacy liabilities and the potential loss of key employees. We cannot assure you that any acquisition we make will not materially and adversely affect us or that any such acquisition will enhance our business. We are unable to predict the likelihood of any additional acquisitions being proposed or completed in the near future or the terms of any such acquisitions.

Disruptions to our manufacturing operations caused, for example, by equipment failures, natural disasters, accidents, explosions, epidemics or pandemics, geopolitical conflicts or extreme weather events could adversely affect our business, results of operations, financial condition and cash flows.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, accidents, epidemics or pandemics or severe weather conditions. Our manufacturing facilities have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such events.

Natural disasters and severe weather conditions could lead to significant damage at our production facilities and general infrastructure or cause shutdowns. Severe weather conditions can also affect our operations due to the long supply chain for certain of the raw materials we use in our processes. Water in particular is crucial to the steelmaking process, and the risk that the authorities may restrict license to withdraw water as a result of chronic drought could increase operating costs and reduce production capacity. Damage to our production facilities due to natural disasters and severe weather conditions could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect our business, results of operations or financial condition. More generally, these severe weather conditions could increase in frequency and severity due to climate change.

We do not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event we are not able to remedy any significant interruption of our manufacturing capabilities in a prompt or cost-effective manner, our operations could be adversely affected. In addition, if any of our plants are severely damaged or their production capabilities is otherwise significantly affected, we would likely incur suffer significant losses and capital investments necessary to repair any destroyed or damaged facilities or machinery would adversely affect our profitability, liquidity and financial condition.

Failure to obtain or maintain quality and environmental management certifications may put us at a competitive disadvantage or reduce demand for our products.

Automotive parts customers in Mexico and the United States require us to obtain and maintain certifications regarding certain quality and environmental compliance standards, such as ISO 9001, TS 16949 and ISO 14001. While all of our facilities serving such customers comply with such certifications, any failure by us to maintain or renew such certifications, or any failure by us to obtain or comply with any new certifications that may be required by our customers or market practice from time to time, could adversely affect our ability to serve our target market, retain our client base or attract new customers. We cannot provide any assurance that we will be able to maintain these certifications in a timely or cost efficient manner, or at all.

Participants in the SBQ steel market must also maintain “approved supplier” certifications such as IATF 16949 (International Automotive Task Force) and ISO 9001 (International Organization for Standardization), which are required by the automotive industry to ensure vehicle quality and safety. While we are an “approved supplier” of steel products for our automotive parts customers, any failure by us to maintain or renew such certifications, including as a result of any future modifications to the requirements necessary to renew or maintain such certifications, could adversely affect our ability to serve our target market, retain our client base, or attract new customers. Maintaining these certifications is key to preserving our market share. We cannot provide any assurance that we will be able to maintain these certifications in a timely or cost-efficient manner, or at all.

Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend, and, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings, investigations, such as the SEC investigation described under “Item 8—Financial Information—Legal Proceedings” and claims, including claims that arise in the ordinary course of business. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, increase our costs and divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any proceedings, investigations and claims.

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in the United States, Brazil and Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. The United States and Brazil are also members of the Paris Agreement.

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

We are subject to information technology and cyber-security threats which could have an adverse effect on our business and results of operations.

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cyber-security systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, in 2021, one of the Company’s plants was the target of a cyberattack. Although the Company did not experience a material impact to its operations in this instance, threats from increasingly sophisticated cyber-attacks or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cyber-security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber-security protection costs and litigation expenses.

Our financial statements are prepared in accordance with IFRS and therefore are not directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

We are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), which requires us to prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS significantly differs from U.S. GAAP in certain respects and items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the same way they would had such financial statements been prepared in accordance with U.S. GAAP. Accordingly, our financial statements and reported earnings may not be directly comparable companies in our business that prepare financial statements in accordance with U.S. GAAP.

An increase in interest rates in the United States could adversely impact the Mexican economy and may have a negative effect on our financial condition or performance.

A decision by the U.S. Federal Reserve to increase interest rates on banks’ reserves may lead to a general increase in interest rates in the United States. This, in turn, may redirect the flow of capital away from emerging markets and into the United States, because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies rather than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and could have a material adverse effect on our business and financial condition.

Our controlling shareholder is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

Industrias CH, S.A.B. de C.V. (“Industrias CH”), which is controlled by the chairman of our board of directors, Rufino Vigil González, owns approximately 76.19% of our shares as of December 31, 2023. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the American Depositary Shares (“ADSs”).

Mr. Sergio Vigil González is the Chief Executive Officer of Industrias CH and has in previous years exercised a senior role in our management despite having no formal role in our Company. Since July 2024, he is the Chief Executive Officer of our Company. In this function, Mr. Vigil continues to direct our business strategies, negotiates potential acquisitions and directs intercompany loans, among other things. Mr. Vigil is the brother of our controlling shareholder and Chairman of our board of directors, Rufino Vigil González.

We have in the past and may in the future engage in related party transactions with our affiliates.

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

Risks Related to Internal Controls and Financial Reporting

We are under investigation by the SEC and may face litigation and other risks as a result of the prior material weaknesses in our internal control over financial reporting.

In connection with the preparation of our financial statements as of and for each of the years ended December 31, 2021 and 2020, we and our auditors identified material weaknesses (as defined under standards established by the U.S. Public Company Accounting Oversight Board) in our internal controls over financial reporting. The SEC is currently conducting an investigation focused on the Company’s internal controls over financial reporting, including any material weaknesses in those controls in prior and subsequent years. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

As a result of material weaknesses in our internal controls over financial reporting, and other matters raised or that may in the future be raised by the SEC, we may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes or investigations that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in our internal control over financial reporting and preparation and of our financial statements for certain periods; (ii) significant costs for accounting, advisory, compliance remediation and legal fees in connection with or related to such matters which may be difficult to forecast appropriately; (iii) diversion of the efforts and attention of management and other personnel from our business operations; and (iv) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.

Although we are fully cooperating with the SEC’s ongoing investigation and continue to respond to requests related to this matter, we cannot predict whether or when such matters will be completed or the outcome or impact this matter could have on our business, investor confidence or the price of our securities. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may be imposed on us in connection with this matter could have a material adverse effect on our business, financial condition and results of operations. Additionally, the investigation has resulted in substantial costs and we are likely to continue to incur substantial costs, regardless of the outcome of the investigation.

If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with the preparation of our financial statements as of and for each of the years ended in December 31, 2021, and December 31, 2020, we and our auditors identified material weaknesses in our internal controls over financial reporting in our Mexico, Brazil and United States segments including in relation to inadequate control monitoring, identified control deficiencies not being resolved in a timely manner, lack of an appropriate disaster recovery plan, and lack of a documented plan with respect to the continuity of operations in the event of a disruption of the information technology environment. For more information on country segment specific deficiencies, see “Item 15—Controls and Procedures” in our Form 20-F for the year-ended December 31, 2021, filed with the SEC on May 24, 2022.

Effective internal controls are necessary for us to provide reliable financial reports. We have taken a number of measures to remediate the past material weaknesses and to continue to evaluate steps to enhance our internal controls. However, these remediation measures have been and may continue to be time consuming and costly and we cannot be certain that these initiatives will ultimately have the intended effects. If we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and may incorrectly report financial information. If our financial statements continue to not be filed on a timely basis, we could be subject to sanctions or additional investigations by the SEC or other regulatory authorities.

In addition, the existence of material weaknesses in our internal controls over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the price of our securities.

We cannot assure you that the measures we have taken and plan to take in the future will prevent the identification of any additional material weaknesses or that restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal controls over financial reporting. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

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

Risks Related to the Automotive Industry

Sales volume in the automotive industry is volatile and could decline if there is a financial crisis, recession, public health emergency, or significant geopolitical event. A reduction in automotive industry sales could adversely affect vehicle manufacturing, which could in turn have an adverse effect on our business and results of operations.

The automotive market accounted for approximately 15% of our net sales of SBQ products in 2023. Vehicle sales are affected by overall economic and market conditions, consumer behavior, and developing trends such as shared vehicle ownership and ridesharing services. A slowdown in automotive industry sales due to any of these factors could reduce the amount of vehicles manufactured, which could materially affect demand for the steel products we produce and sell. Any reduction in vehicles manufactured, including as a result of weaker demand, has had and could in the future have an adverse effect on our business and results of operations.

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

A substantial portion of our operations are conducted in Mexico and our business is affected by the performance of the Mexican economy. Mexico has historically experienced prolonged periods of economic crises, caused by internal and external factors over which we have no control. Such periods have been characterized by exchange rate instability, high inflation, high domestic interest rates, changes in oil prices, economic contraction, a reduction of international capital flows, balance of payment deficits, a reduction of liquidity in the banking sector and high unemployment rates. Decreases in the growth rate of the Mexican economy, periods of negative growth, or increases in inflation in Mexico could result in lower demand for our products. In recent years, the federal government of Mexico (the “Mexican Government”) cut spending in response to downward trends in international crude oil prices and it may do so again in the future. These cuts could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. We cannot assure you that economic conditions in Mexico will not worsen, or that those conditions will not have an adverse effect on our financial performance.

Political, social and other developments in Mexico could adversely affect our business and operations.

Political, social and other developments in Mexico may adversely affect our business. Social unrest, such as strikes, suspension of labor, demonstrations, acts of violence and terrorism in the Mexican states in which we operate could disrupt the operations of our facilities, which could have an adverse impact on our financial performance. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions and policies concerning the economy, the regulatory framework, the social or political context, and state-owned and stated controlled entities or industries could have a significant impact on private sector companies and on market conditions, prices and returns of Mexican securities. In the past, governmental actions have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.

The recent change in Mexican Government administrations from president Andrés Manuel López Obrador to president Claudia Sheinbaum may result in political, social and other developments in Mexico that we cannot control. We cannot predict the impact that political developments in Mexico may have on the Mexican economy or in our industry, nor can we provide any assurances that these events, over which we have no control, will not have a material adverse effect on our business, results of operations and financial condition.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy.

The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican Government actions and policies concerning the economy, state-owned enterprises and state controlled, funded or influenced financial institutions could have a significant impact on private sector entities in general and on us in particular, and on market conditions, prices and returns on securities of Mexican companies. The Mexican Government occasionally makes significant changes in policies and regulations, and may do so again in the future. Actions to control inflation and other regulations and policies have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Tax legislation in Mexico is subject to continuous change and we cannot assure you whether the Mexican government may maintain existing political, social, economic or other policies, or whether changes may have a material adverse effect on our financial performance.

Mexico has experienced a period of heightened criminal activity, which could affect our operations.

In recent years, Mexico has experienced a period of heightened criminal activity, primarily due to the activities of drug cartels and related criminal organizations. Such criminal activity has at times been directed at private companies and their employees, including companies’ industrial properties, including through extortion, theft from trucks or industrial sites, kidnapping and other forms of crime and violence. Criminal activity can lead to increased insurance and security costs, and higher losses stemming from theft and extortion. Furthermore, corruption and links between criminal organizations and authorities could affect our business operations. Criminal activity continues to exist in Mexico and is likely to continue. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economy and, as a result, on our operations and financial performance.

Exchange rate fluctuations could adversely affect our financial performance.

The Mexican peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Depreciations of the Mexican peso relative to the U.S. dollar decreases a portion of our revenues in U.S. dollar terms, as well as increases the cost of the raw materials we require for production and any debt obligations denominated in U.S. dollars. The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert Mexican pesos into U.S. dollars (except for certain restrictions related to cash transactions involving a U.S. dollar payment to a Mexican bank) or other currencies. However, severe devaluations or depreciations of the Mexican peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred before in Mexico and other countries in Latin America. Accordingly, fluctuations in the value of the Mexican peso against other currencies, particularly the U.S. dollar, could have a material adverse effect on our business and financial condition. Currency fluctuations or restrictions on transfer of funds outside Mexico may also have an adverse effect on our financial performance, and could adversely affect the U.S. dollar value of the price of our Series B shares and the corresponding ADSs.

High interest rates in Mexico may increase our financing costs and negatively affect our business and operations.

Mexico has experienced, and may again experience, high real and nominal interest rates. Mexico also has, and is expected to continue to have, high real and nominal interest rates relative to the United States. Future changes by the Mexican Central Bank (Banco de México) may negatively impact the Mexican economy or the value of securities issued by Mexican companies, including as a result of any precipitous unwinding of investments in emerging markets, depreciations and increased volatility in the value of their currency and higher interest rates. In addition, if we incur peso-denominated debt in the future, it could be at high interest rates, which could increase our financing costs and adversely affect our business, financial condition and results of operations.

High inflation rates in Mexico may affect demand for our products and result in cost increases.

Mexico has in the past and may in the future experienced high annual rates of inflation. High inflation rates could adversely affect our business and results of operations by reducing consumer purchasing power, thereby adversely affecting demand for our products, increasing certain costs beyond levels that we could pass on our customers, and by decreasing the benefit to us of revenues earned if the inflation rate exceeds the growth in our pricing levels.

Economic and political developments in the United States and elsewhere may adversely affect Mexican economic policy and, in turn, our operations.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the physical proximity and the high degree of economic activity between the two countries. As a result, political developments in the United States, including changes in the American administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets. In addition, because the Mexican economy is heavily influenced by the U.S. economy, policies that may be adopted by the U.S. government that are unfavorable to Mexico may adversely affect economic conditions in Mexico. The macroeconomic environment in which we operate is beyond our control and the future economic environment may be less favorable than in recent years. The risks associated with current and potential changes in the Mexican and United States political environment and economies are significant and could have an adverse effect on our financial condition and results of operations.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

Our business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. We are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption or bribery, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. Further, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or anyone doing business with us. Any failure—real or perceived—to comply with applicable governance or regulatory obligations by our management, employees, contractors or any person doing business could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, we and our management, employees, contractors or any person doing business with us may be subject to criminal, administrative or civil penalties and other measures, which could in turn have material adverse effects on our reputation, business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner and could adversely impact our reputation, limit our ability to access financial markets and adversely affect our ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our industry, which, in turn, could have adverse effects on our business, results of operations and financial condition.

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

The Brazilian federal government’s economic policies may have important effects on companies that operate in Brazil, including us. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have at times involved wage and price controls, blocking access to bank accounts, imposing capital controls and limiting imports into Brazil. Our results of operations and financial condition may be adversely affected by factors such as:

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

Risks Related to Ownership of our ADSs

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

As a foreign private issuer whose ADSs are listed on the NYSE American we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NYSE American. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. See Item 10.B “Memorandum and Articles of Association.

The market price of our ADSs has been, and may continue to be, highly volatile, and such volatility could cause the market price of our ADSs to decrease and could cause you to lose some or all of your investment in our ADSs.

The stock market in general and the market prices of the ADSs on NYSE American, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the third quarter of 2024, the market price of our ADSs fluctuated from a high of $30.47 per ADS to a low of $26.00 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

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

We cannot assure you that the ADSs will not be delisted from the NYSE American, which could negatively impact the price of the ADSs and our ability to access capital markets.

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

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in shares of our common stock or ADSs.

We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either (i) 75 percent or more of our gross income for the taxable year is passive income; or (ii) the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities transactions. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder, as defined in “Item 10.E. Additional Information—Taxation—Passive Foreign Investment Company Status,” holds series B shares or ADSs.

If we were to be or become classified as a PFIC for any taxable year during which a U.S. Holder owns the ADSs or series B shares, certain adverse U.S. federal income tax could apply to such U.S. Holder, including increased tax on disposition gains and certain excess distributions and additional reporting requirements. See “Item 10.E. Additional Information— Taxation— Passive Foreign Investment Company Status”.

Item 4. Information on the Company

A. History and Development of the Company

Overview

Our legal name is Grupo Simec, S.A.B. de C.V. and our commercial name for advertising and publicity purposes is Simec. We are a sociedad anónima bursátil de capital variable, organized under the laws of Mexico. We are domiciled in the city of Guadalajara, Jalisco, and our principal administrative office is located at Calzada Lázaro Cárdenas 601, Guadalajara, Jalisco, Mexico 44440. Our telephone number is +52-33-3770-6700 and our website is www.gsimec.com.mx.

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in the United States, Mexico and Brazil. We believe that, in 2023, 2022 and 2021 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of shipped volume. We also believe that in 2023, 2022 and 2021, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

Our SBQ products are used across a broad range of highly-engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican steel markets by providing high value-added products and services from our strategically-located plants. The quality of our products and services, together with cost benefits generated by our facility locations, has allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the northwest and central parts of Mexico allow us to serve the structural steel and construction markets in those regions and southern California with an advantage in the cost of freight over competitors which do not have production facilities in such regions.

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

In July 2005, we and Industrias CH acquired 100% of the capital stock of Republic Steel (“Republic Steel” or “Republic”) a U.S. producer of SBQ steel. We acquired 50.2% of Republic’s stock through our majority owned subsidiary, SimRep, and Industrias CH purchased the remaining 49.8% through SimRep. Industrias CH currently owns 0.59% of the capital stock, and Grupo Simec the remaining 99.41%.

On May 30, 2008, we acquired Aceros DM and certain affiliated companies (“Grupo San”), a long products rebar, wire rod and wire products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico.

On September 3, 2010, we formed a Brazilian entity denominated GV do Brazil Indústria e Comércio de Aço Ltda. On August 5, 2011, we acquired 1,300,000 square meters of land on Pindamonhangaba, São Paulo State, Brazil, for the construction of a new steel facility, which started operations in 2015.

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

On June 11, 2021, CHQ Wire México, S.A. de C.V. (formerly Malla San 1, S.A. de C.V.) purchased the fixed assets of a wire production plant in Silao, Guanajuato.

In 2021, Republic signed a turnkey contract with GV Do Brasil for the construction of a plant in Pindamonhangaba. In June 2021, Republic also signed a turnkey contract with Companhia Siderúrgica do Espírito Santo for the construction of a rolling mill.

In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon Ohio and Lackawanna, New York effective September 2023, indefinitely due to various economic factors, including deteriorating market conditions and operational costs. Republic Steel will continue servicing its customers from its plant in Tlaxcala, Mexico. For this reason, management has determined that its long-lived assets at such facilities may not be fully recoverable. SIMEC’s management performed an analysis of the fair value of the four facilities with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015.

On October 30, 2024, fatalities occurred at one of our steel plants located in Apizaco, Tlaxcala, in connection with a liquid steel spill at the plant. Immediate actions were taken to contain the situation and ensure the safety of our employees and surrounding areas. As of the date of this filing, we remain in constant communication with the families of the deceased employees and are actively working to reach fair and timely compensation. The investigation into the incident is ongoing, and due to the recent nature of the event, we are unable to determine at this time the extent of potential exposure to governmental sanctions or whether such sanctions, if any, would be material. Additionally, we are assessing the extent of the damage caused by the incident, as well as the necessary work and investments required to restore the affected assets to full operational functionality.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2024 will be approximately Ps. 4,512 million (U.S.$ 267.1 million), which consists of Ps. 477.8 million (U.S.$ 28.3 million) of estimated capital expenditures in our facilities in Mexico and Ps. 4,034.2 million (U.S.$238.8 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2024 may differ significantly from such estimate.

In 2023, our capital expenditures amounted to approximately Ps. 2,851.7 million (U.S.$158.4 million), which consisted of Ps. 799.7 million (U.S.$44.4 million) of estimated capital expenditures in our facilities in Mexico and Ps. 2,052.0 million (U.S.$114.0 million) consisting of capital expenditures in our facilities in Brazil.

In 2022, our capital expenditures amounted to approximately Ps. 1,591.3 million (U.S.$ 82.2 million), which consisted of Ps. 187.2 million (U.S.$9.7 million) on capital improvements at our facilities in Mexico and Ps. 1,404.1 million (U.S.$72.5 million) on capital investments at our steel facilities in Brazil.

In 2021, our capital expenditures amounted to approximately Ps. 1,198.7 million (U.S.$ 58.14 million), which consisted of Ps. 1,079.6 million (U.S.$52.6 million) on capital improvements at our facilities in Mexico and Ps. 119.1 million (U.S.$5.54 million) on capital investments at our steel facilities in the United States.

B. Business Overview

Prior to our United States steel facility closures in August 2023, we owned and operated 19 state-of-the-art steelmaking, processing and/or finishing facilities in the United States, Mexico, and Brazil. Although we continue to own all of our plants, including those in the United States, we no longer operate our United States facilities and currently operate 12 steelmaking, processing, and finishing facilities with a combined annual crude steel installed production capacity of 4.2 million tons and a combined annual installed rolling capacity of 4.6 million tons. We own both mini-mill and integrated steelmaking facilities, allowing us to optimize production and reduce costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnaces).

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

We report results in three segments: Mexico, United States and Brazil. In light of the closure of our Republic Steel plants, our reporting in future years may exclude operations in the United States.

Business Strategy

We seek to further consolidate our position as a leading producer, processor and distributor of SBQ steel in North America, structural steel and rebar in Mexico and rebar in Brazil. We also seek to expand our presence in the steel industry by identifying and pursuing growth opportunities and value enhancing initiatives. Our strategy includes:

Improving our cost structure.

We are continually working to reduce our operating costs and non-operating expenses and plan to continue to do so by reducing overhead expenses and operating costs through sharing best practices among our operating facilities and maintaining a conservative capital structure.

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

Our Products

We produce a wide range of value-added SBQ steel, long-steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars, wire rods and wire products. In our U.S. facilities, we produced hot rolled bars, cold finished bars, and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-Beams. I-Beams, also known as standard beams, are I-shaped steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90 degree angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structural supports.

●	Channels. Channels, also known as U-Beams because of their U-shape, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90 degree angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by the industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal-sided sections joined by their ends with a 90 degree angle, in an L-shape. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce hot rolled bars in our Mexican and Brazil facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar are reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter. We produce rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Sales Volume by Steel Product

	2021	2022	2023
	(thousands of tons)

I-Beams	116.0	91.6	93.8
Channels	32.3	31.6	37.4
Angles(1)	217.1	239.4	213.6
Hot-rolled bars (round, square and hexagonal rods)	618.7	430.4	332.3
Flat bar	102.9	101.2	75.6
Rebar	1,007.3	926.5	1,128.8
Cold finished bars	183.8	188.5	186.7
Other semi-finished trade products(2)	0.0	0.0	0.0
Electro-Welded wire mesh	19.9	16.8	9.9
Wire rod	151.8	167.9	68.6
Electro-Welded wire mesh panel	26.5	21.6	7.9
Other	27.9	39.7	21.0
Total	2,504.2	2,255.2	2,175.6

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products in Mexico, the United States, Brazil and Canada. We also export steel products from Mexico to Central and South America and Europe. In 2023, approximately 15% of our steel product sales in tons represented SBQ steel products, of which we sold 56% to the auto part industry, 29% to service centers and the remaining 15% to other industries.

In 2023, direct sales in tons to the automotive industry decreased by 12% compared to 2022. In 2022, direct sales in tons to the automotive industry decreased by 13% compared to 2021.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico			United States, Canada, Brazil and Other Countries
	Year ended December 31,
	2021	2022	2023	2021	2022	2023
I-Beams	71%	64%	59%	29%	36%	41%
Channels	86%	84%	83%	14%	16%	17%
Angles	53%	50%	47%	47%	50%	53%
Hot-rolled bars	39%	42%	46%	61%	58%	54%
Flat bar	75%	81%	87%	25%	19%	13%
Rebar	51%	56%	54%	49%	44%	46%
Cold finished bars	50%	46%	46%	50%	54%	54%
Other semi-finished trade products	-	-	-	-	-	-
Electro-welded wire mesh	100%	100%	100%	-	-	-
Wire rod	74%	63%	92%	26%	37%	8%
Electro-welded wire mesh panel	100%	100%	100%	-	-	-
Other	10%	11%	8%	90%	89%	6%
Total (weighted average)	52%	54%	54%	48%	46%	46%

During 2023, approximately 55.3% of our sales volume came from the Mexico segment, approximately 40.9% came from the Brazil segment and approximately 3.8% came from the U.S. segment. In 2023, SBQ products represented 28.0%, 0% and 100% of the Mexico, Brazil and U.S. segments, respectively.

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

A significant portion of our sales in the United States and Canada markets came from contractual long-term agreements that establish minimum quantities and prices, which are adjustable based on fluctuations of prices of key production materials. The remainder of our sales in the United States and Canada markets were spot sales either directly to end customers through our sales force or through independent distributors. We sell to customers in the United States and Canada markets through a staff of professional sales representatives and sales technicians located in the major manufacturing centers of the Great Lakes region of the United States.

We distribute our exports outside North America primarily through independent distributors who also carry other product lines.

During 2023 and 2022, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. We generally filled orders for our U.S. and Canada SBQ steel products within one to 12 weeks of the order depending on the product, customer needs and other production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

In our Republic Steel plants, we had long-term relationships with most of our major customers, in some cases lasting 10 to 20 years or more. Our major direct and indirect customers spanned numerous market sectors, including automotive, manufacturing, industrial equipment, and defense.

Our U.S. facilities were strategically located to serve the majority of consumers of SBQ products in the United States. These facilities shipped products between mills and delivered finished goods to customers by rail and truck. Customer needs and location determined the type of transportation used for deliveries. The proximity of our rolling mills and cold finishing plants to our U.S. customers allowed us to offer competitive rail and truck freight rates and flexible deliveries to meet just-in-time and other customer manufacturing requirements.

We believed that meeting our customers’ product delivery requirements in a timely and flexible manner was key to attracting and retaining them, especially as more SBQ product consumers reduced their in-plant raw material inventory. We optimized freight costs by leveraging our greater operational scale to maintain favorable transportation arrangements, combining orders in shipments whenever possible, and “backhauling” scrap and other raw materials.

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 890,000 tons for 2023, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market. Our steel production increased 7% in 2023 compared with 2022.

Our major customers in 2023 include: Pires Do Rio Cibraco Comercio e Industria de Ferro e Aco, Ltda, Marson Distribuicao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, Aco Fera Com Ferro e Aco Ltda, Cedisa Central de Aco, S.A., Menetoni Distribuidora de Productos Siderurgicos Importacao e Exportacao, LTDA., Ferragens Santa Monica, LTDA., Brametal, S.A., Automolas Equipamentos, LTDA., Fachchini, S.A., VK Industria de Molas e Grampos, LTDA.,Mattheis Borg Adm Part Com Ind, LTDA., Konesul Ind Com, LTDA., RDG Acos Do Brasil, S.A., Aam North America Inc., Mahle Componentes de Motor de Mexico, S. de R.L. de C.V., Rassini Suspensiones, S.A. de C.V. Weg Mexico, S.A. de C.V., Thyssenkrupp Presta de Mexico, S.A. de C.V., Thyssenkrupp Metalurgica de Mexico, S.A. de C.V., Hendrickson Spring Mexico, S.A. de C.V. and Dana Automotive Manufacturing Inc.

Competition

Competition in the steel industry is significant. Competition in the steel industry also exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The recent trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

A number of our competitors in the Mexico, Brazil and the United States have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we will face increased competition from them and may experience a loss of market share. In each of Mexico, Brazil and the United States we also face competition from international steel producers. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

Mexico

We compete in the Mexican domestic market and in its export markets for long steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. The flexibility of our production facilities allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and variety of products help us maintain our competitive market position in Mexico and in the southwestern United States. We believe that our Mexicali mini-mill, one of the closest mini-mills to the southern California market, is competitive in terms of production and transportation costs in northwestern Mexico and southern California.

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

In 2023, we sold approximately 267,778 tons of I-beams, channels and angles at least three inches in width, which represented approximately 12.3% of our total finished product sales for the year. In 2022, we sold approximately 266,840 tons of I-beams, channels and angles at least three inches in width, which represented approximately 11.8% of our total finished product sales for the year. In 2021, we sold approximately 275,545 tons of I-beams, channels and angles at least three inches in width which represented approximately 11% of our total finished product sales for the year.

We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 14.8% in 2021, 12.7% in 2022 and 11.0% in 2023, according to information provided by Mexico’s Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2023, we sold approximately 498,959 tons of hot rolled and cold finished steel bars compared to 626,864 tons in 2022. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 15.0% and 13.0%, respectively, in 2023 and 12.8% and 16.6%, respectively, in 2022 and 14.3% and 16.1%, respectively, in 2021.

Rebar and light structural steel together accounted for approximately 1,397,000 tons, or 64.19%, of our total production of finished steel products in Mexico, Brazil and the United States in 2023.

We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., ArcelorMittal Lázaro Cárdenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia, Suacero, S.A. de C.V. and Gerdau Corsa., and CMC Metals.

We believe that we have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco, Cholula and San Luis facilities afford us cost advantages relative to certain U.S. producers when shipping to customers in central and southern Mexico. Furthermore, our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico and the southwestern United States because its proximity to these areas reduces our freight costs.

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

We believe our principal competitors in the United States, depending on the product, include Nucor, Corporation, Charter Steel, Steel Dynamics, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel and Gerdau.

In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon Ohio and Lackawanna, New York effective September 2023, indefinitely due to various economic factors, including deteriorating market conditions and operational costs.

Republic Steel’s operations accounted for approximately 15% of our total revenues in 2021, 11% in 2022 and 6% in 2023. Republic Steel’s steel production accounted for approximately 11% of our total steel production in 2021, 8% in 2022 and 3% in 2023.

Brazil

The Brazilian steel industry is comprised of 12 business groups operating 31 mills in 10 Brazilian states, making Brazil the 9th largest producer in the world.

Our main competitors in the Brazilian market are ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Usiminas, Ternium Do Brasil, Vallourec and Villares Metals.

We compete in the Brazilian domestic market for long steel products primarily based on price and product quality. Additionally, we differentiate ourselves through our ability to meet customer delivery requirements. The flexibility of our production facilities enables us to quickly respond to fluctuations in product demand. The growing needs of Brazil, along with our diverse product range, help us maintain a strong competitive position in the Brazilian market.

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until September, 2024.

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

Prior to the Republic Steel plant closures, Republic’s Environmental, Health & Safety Management System was structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased 62% in 2021, increased 0.5% in 2022 and decreased by 19.6% in 2023, and prices of ferroalloys increased 32.9% in 2021, increased 36.4% in 2022 and decreased 30.8% in 2023. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2023, our cost of sales in Mexico, as a percentage of sales in Mexico, was 72%, compared to 141% in the U.S. and 70% in Brazil. Our consolidated cost of sales, as a percentage of consolidated sales, was 76%. The higher cost of sales of facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 61.0% of our consolidated manufacturing conversion cost in 2023 (60% of the manufacturing conversion cost in our Mexico operations, 34% of the manufacturing conversion cost in our U.S. operations and 63% in our Brazil operations). Scrap metal accounted for 60.5% of our consolidated manufacturing conversion cost in 2022 (62% of the manufacturing conversion cost in our Mexico operations, 31% of the manufacturing conversion cost in our U.S. operations and 66% in our Brazil operations), compared to 70% of our consolidated manufacturing conversion cost in 2021 (67% of the manufacturing conversion cost in our Mexico operations, 43% of the manufacturing conversion cost in our U.S. operations and 72% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 13.8% and 11.5% of our refined scrap tonnage in 2023 and 2022, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 85.1% and 1.2 of our refined scrap tonnage, respectively, in 2023 and approximately 87.3% and 1.2%, respectively, in 2022. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products.

Ferroalloys, electrodes and refractory products collectively accounted for i) approximately 13% of our manufacturing conversion cost in 2023 in our Mexican operations, compared to 14% in 2022, ii) 25% of our manufacturing conversion cost in 2023, compared to 19% in 2022 for our U.S. and Canada operations and iii) 10% of our manufacturing conversion cost in 2023 compared to 9% in 2022 in our Brazil facilities.

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

Electricity. In 2023, 2022 and 2021, electricity accounted for approximately 9%, 8% and 7% of our consolidated manufacturing conversion cost, respectively. Electricity accounted for 9%, 7% and 7% in 2023, 2022 and 2021, respectively, of our manufacturing conversion in our Mexico facilities and is supplied by CFE for basic service and Iberdrola for qualified service. Electricity also accounted for 11%, 9% and 4% of the manufacturing conversion cost in our U.S. operations in 2023, 2022, and 2021, respectively, and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 7%, 5% and 8% in 2023, 2022 and 2021, respectively, of the manufacturing conversion cost in our Brazil operations, where it is supplied by Ecom Energia Ltda., Comercializadora de Energiaeletrica Ltda. and Comerc Ltda. We, like most high-volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 4% of our Brazil operations) in 2023 and approximately 5% of our consolidated manufacturing conversion cost (3% of the manufacturing conversion cost of our Mexican operations, 6% of the manufacturing conversion cost of our U.S. operations and 4% of our Brazil operations) in 2022. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2023, 2022 and 2021, we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

Environmental Matters

We are subject to various Mexican federal, state and municipal laws, administrative regulations and Mexican Official Rules relating to the protection of human health, the environment and natural resources.

The major federal environmental laws applicable to our operations, among others, are

●	the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or the “General Law on Environmental Protection”) and its regulations;

●	the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos or the “General Law on Waste Management”);

●	the National Waters Law (Ley de Aguas Nacionales) and its regulations; and

●	the Federal Law on Environmental Responsibility (Ley Federal de Responsabilidad Ambiental)

The General Law on Environmental Protection, the General Law on Waste Management and the Federal Law on Environmental Responsibility are administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or the “Ministry of the Environment”) and enforced by the Federal Attorney’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente or “PROFEPA”). The National Waters law is also administered by the Ministry of the Environment and is enforced by the National Waters Commission (Comisión Nacional de Agua or “CONAGUA”).

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

The General Law on Environmental Protection sets forth the legal framework applicable to the generation and handling of hazardous wastes and materials, the release of contaminants into the air, soil and water, as well as the environmental impact assessment of the construction, development and operation of different projects, sites, facilities and industrial plants similar to the ones owned and/or operated by us and our subsidiaries. In addition, the General Law on Waste Management regulates the generation, handling, transportation, storage and final disposal of hazardous waste.

The General Law on Environmental Protection also mandates that companies that contaminate soil be responsible for the clean-up. Furthermore, the General Law on Waste Management provides that owners and lessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and lessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. The General Law on Waste Management also restricts the transfer of contaminated sites.

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

Companies in Mexico are required to obtain proper authorizations, concessions, licenses, permits and registrations from competent environmental authorities for the performance of activities that may have an impact on the environment or may constitute a source of contamination. Such companies in Mexico are also required to comply with a variety of reporting obligations that include, among others, providing PROFEPA and the Ministry of the Environment with periodic reports regarding compliance with various environmental laws. Among other permits, the operations and related activities of the steel industry are subject to the prior obtainment of an environmental impact authorization granted by the Ministry of the Environment.

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

Water

The National Waters Law regulates water resources in Mexico. In addition, the Mexican Official Rules govern water quality standards. A concession granted by CONAGUA is required for the use and exploitation of national waters. Some of our facilities in Mexico have renewable concessions to use and exploit underground waters from wells in order to meet the water requirements of our production processes. We pay CONAGUA duties per cubic meter of water extracted under our concessions. We believe we are in substantial compliance with all the requirements imposed by each of the concessions we have obtained.

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

Measurements Law

Mexico’s Ministry of the Economy (Secretaría de Economía), through the General Rules Department (Dirección General de Normas or “DGN”), promulgates regulations regarding many products that we manufacture. Specifically, pursuant to the Measurements Law (Ley Federal sobre Metrología y Normalización), the DGN issues specifications on the quality and safety standards for our product lines. We believe that all our products are in material compliance with all applicable DGN regulations.

United States

Our operations in the United States are subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, the management of hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. Our U.S. operations have been the subject of administrative action by federal, state (or provincial) and local environmental authorities. The resolution of any of these claims may result in significant liabilities. See “Item 3—Key Information—Risk Factors—Risks Related to the Global Economy and Our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Item 8—Financial Information—Legal Proceedings.”

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

We monitor our compliance with these laws and regulations through our environmental management system, and believe that we currently are in substantial compliance with them, although we cannot assure you that we will always operate in compliance with all such laws and regulations. If we fail to comply with these laws and regulations, we may be assessed fines or penalties or be subject to injunctive relief which could have a material adverse effect on us.

Future changes in the applicable environmental laws and regulations, or changes in the regulating agencies’ approach to enforcement or interpretation of their regulations, could cause us to make additional capital expenditures beyond what we currently anticipate.

Our Lorain and Canton, Ohio plants (which are not currently in operation) are subject to the Maximum Achievable Control Technology (“MACT”) standard for Electric Arc Furnaces as an “area source.” Revisions of this standard are under development and, when promulgated, may impose additional restrictions on our Lorain and Canton operations including those relating to mercury emissions and control.

Our steelmaking operations in the United States, Brazil and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. Following the 2020 U.S. presidential election, the U.S. formally rejoined the Paris Agreement in February 2021. As a result, some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

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

Trade Regulation

We have experienced significant competition from imports into Mexico in the past as a result of excess worldwide steel production capacity, particularly in periods of economic slowdown, and as a consequence of the peso’s appreciation relative to other currencies, making imports cheaper and more competitive in peso terms. Recently, the Mexican government, at the request of CANACERO, has taken several measures to prevent unfair trade practices such as dumping in the steel import market. The overall climate for imports in Mexico is influenced by the free trade agreements that Mexico has entered with other countries, as well as the level of tariffs and anti-dumping duties.

We benefit from Mexico’s free trade agreements. Specifically, we have directly benefited from our ability to export finished steel products directly to export markets and compete with similar products manufactured in those markets. We have also indirectly benefited from increased demand from our domestic customers who similarly manufacture their products to foreign markets under free trade agreements. Nevertheless, we cannot assure you that the trade agreements affecting our business or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, financial condition or prospects.

United States-Mexico-Canada Agreement (USMCA)

The North American Free Trade Agreement (“NAFTA”) became effective on January 1, 1994. NAFTA provided for the progressive elimination over a period of ten years of the 10% duties formerly in effect on most steel products imported into Mexico from the United States and Canada, including those that competed with our main product lines. After a 13-month negotiation period, on September 30, 2018, the United States, Mexico and Canada signed the United States a-Mexico-Canada Agreement (the “USMCA”), which replaced NAFTA on July 1, 2020. See “Item 3—Key Information—Risk Factors—Risks Related to Mexico—Economic and political developments in the United States and elsewhere may adversely affect Mexican economic policy and, in turn, our operations.” The USMCA has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

Mexican-European Community Free Trade Agreement. The Mexican-European Free Trade Agreement (“MEFTA”) became effective on July 1, 2000, and taxes applying to a large quantity of imported goods were eliminated or reduced. The goal of this trade agreement was to establish a bilateral and preferential, progressive and reciprocal framework to encourage the development of trade in goods and services, taking into account the sensitivity of certain products and services sectors, and in accordance with relevant rules of the World Trade Organization (WTO). The Joint Council is responsible for deciding the arrangements and timetable for the liberalization of duties and non-duty barriers to trade in goods, in accordance with the relevant WTO rules. This agreement was modified in 2018.

Mexico-Japan Economic Association. On January 1, 2004, Japan and the other members of the G-7, agreed to reduce the steel tariffs to zero percent, so Mexico has benefited from this rate since such date. However, Mexico is sensitive to the steel exports coming from Japan, so the Mexico-Japan Economic Association (the “Association”) was negotiated in the following terms: (i) the specialized steel not produced in Mexico used to produce vehicles, spare parts, electronics, machinery and heavy equipment was relieved from any tariffs, (ii) steel products coming from Japan into Mexico are subject to a zero percent rate and (iii) the products to be imported from programs established by the Association pay tariffs pursuant to the fixed rates established in such programs. The electronic and vehicles industries are exempted as of the date of the Association.

Other Trade Agreements. In the last several years, Mexico has signed other free trade agreements, including free trade agreements with Israel (2000), Iceland, Norway, Liechtenstein and Switzerland (2001), and with the following Latin American countries: Chile (1992 and amended in 1999); Venezuela and Colombia (1995); Costa Rica (1995); Bolivia (1995); Nicaragua (1998); Honduras, El Salvador and Guatemala (2001); and Uruguay (2003). We do not anticipate any significant increase in competition in the Mexican steel market as a result of these trade agreements due to their minimal steel production or, in the case of Venezuela and Chile, minimal share of the Mexican market. Venezuela withdrew from the free trade agreement with Mexico and Colombia in 2006.

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

On September 11, 2013, the United States International Trade Commission (the “USITC”) started an official anti-dumping investigation against rebar exports from Mexico and Turkey promoted by Nucor, Gerdau, Commercial Metals, and Cascade Steel Buyer.

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

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States. Such dumping rate was ratified in June 1, 2022. Following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant on February 17, 2020 after we argued that there were deficiencies and adverse facts during the U.S. Department of Commerce’s information process, a preliminary dumping rate of 6.35% was imposed and will be ratified in the first semester of 2023. On August 9, 2023 a dumping rate of 5.93% was published and imposed.

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

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100.00%); Industrias del Acero y del Alambre, S.A. de C.V. (100.00%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100.00%); Sistemas de Transporte de Baja California, S.A. de C.V. (100.00%); Operadora de Metales, S.A. de C.V. (100.00%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100.00%); Arrendadora Simec S.A. de C.V. (100.00%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara, S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100.00%); Undershaft Investment N. V., (100.00%); Simec USA Corp. (100.00%); Pacific Steel Projects Inc. (100.00%); Simec Steel Inc. (100.00%); Simec International, S.A. de C.V.(100.00%); Corporativos G&DL, S.A. de C.V. (100.00%); Simec International 6, S. A. de C. V., (100.00%), Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100.00%), Aceros Especiales Simec Tlaxcala, S.A. de C.V. (100.00%), Gases Industriales de America, S.A. de C.V. (100.00%), GSIM de Occidente, S.A. de C.V.(100.00%), Siderúrgicos Noroeste, S.A. de C.V.(100.00%), Fundiciones de Acero Estructrual, S.A. de C.V. (100.00%) and Simec Siderúgico, S.A. de C.V. (100.00%).

(2)	Our principal Mexican facilities consist of steel-making facilities in Guadalajara, Jalisco; Mexicali, Baja California; Apizaco, Tlaxcala, and San Luis Potosí; and cold finishing facilities in Cholula, Puebla. These facilities were operated by Simec International 6, S.A. de C.V.(100.00%) until October 31, 2012 (began operations in November 2010). Since November 1, 2012 these facilities were operated by Orge, S.A. de C.V. (99.99%). These facilities were operated by RRLC, S.A.P.I. de C.V. (99.99%) and Grupo Chant, S.A.P.I. de C.V. (99.99%), since April, 2015 and October 2015, respectively. These facilities were operated by GSIM de Occidente, S.A. de C.V. (100.00%) and Aceros Especiales Simec Tlaxcala, S.A. de C.V.(100.00%), since March 2016 and July 2016, respectively. The Guadalajara plant is currently operated by Corporación ASL, S.A. de C.V., the Mexicali plant by Simec International 6,S,A, de C.V., the Apizaco and Cholula plants by Simec international, S.A. de C.V., the new Tlaxcala plant by Aceros Especiales Simec Tlaxcala, S.A. de C.V., the San Luis plants by Aceros DM, S.A. de C.V., Aceros San Luis, S.A. de C.V., Malla San 2, S.A. of C.V. and Fundiciones de Acero Estructural, S.A. de C.V: and the Silao plant by CHQ Wire México, S.A. of C.V. (formerly Malla San 1, S.A. de C.V. The group’s marketer is Simec Acero, S.A. de C.V.

(3)	SimRep, Co. owns 100% of Republic Steel, Inc. Our principal U.S. facilities consist of a steel-making facility in Canton, Ohio; a steel- making and hot-rolling facility in Lorain, Ohio; a hot-rolling facility in Lackawanna, New York; and three cold finishing facilities in Massillon, Ohio and Solon, Ohio; all, of which are owned directly by Republic, and none of which are currently operational.

(4)	Grupo San facilities are conformed by Corporación Aceros DM, S.A. de C.V. (100.00%) and Subsidiaries, Aceros DM, S.A. de C.V. (100.00%) Acero Transportes SAN, S.A. de C.V. (100.00%), Aceros San Luis, S.A. de C.V. (100.00%), CHQ Wire México, S.A. de C.V. (100.00%) (formerly Malla San 1, S.A. de C.V.), Malla San 2, S.A. de C.V. (100.00%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (100.00%).

(5)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and the plant in Itauna, Minas Gerais.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2023 and December 31, 2022:

	Percentage of equity owned
	2023	2022	2021
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%	99.99%
Simec International 6, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	95.10%	95.10%
Grupo Chant, S.A.P.I. de C.V.	99.99%	97.61%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Gases Industriales de America, S.A. de C.V. (7)	100.00%	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%	100.00%
Subsidiaries established in countries outside of Mexico:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	100.00%	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San.”

(2)	Companies located in Brazil.

(3)	ICH owns 0.59% of the shares in this company at December 31, 2023.

(4)	Companies established in the United States, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

(7)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V., Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. and Gases Industriales de America, S.A. de C.V. and which only has lost 2/3 of their capital stock.

D.	Property, Plants and Equipment

Our Operations and Production Facilities

As of the date of this annual report, we conduct our operations at 12 facilities throughout North and South America. At December 31, 2023, our crude steel production capacity was 6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.8 million were based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. operations have 2.3 million tons of crude steel production capacity and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.6 million tons of rolling and finishing capacity, of which 2.9 million are in Mexico, 1.8 million are in the United States and Canada and 0.9 million are in Brazil.

We operate nine mini-mills, six in Mexico, one in the United States and two in Brazil. The Mexican mini-mills are in: one in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; one in Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mill in the United States is in Canton, Ohio. Our mini-mills in Brazil are in Pindamonhangaba, São Paulo and Cariacica, Espírito Santo. We also own an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. Processing mills are located in Massillon, Ohio and Solon, Ohio.

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

We can use scrap metal or iron ore to produce our finished steel products. We produce liquid steel using an electric arc furnace, alloying elements and carbon are added, and then it is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. Our prior facility in Canton, Ohio, is capable of producing billets and blooms.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Year Ended December 31,
	2021	2022	2023
	(thousands of tons)
Melt shops
Steel billet production	3,005.9	2,472.8	2,313.11
Annual installed capacity(1)	6,006.0	6,006.0	6,006.0
Effective capacity utilization	50.05%	41.2%	38.5%

Rolling mills
Total production	2,708.1	2,674.8	2,534.6
Annual installed capacity(1)	5,205.0	5,792.6	5,720.6
Effective capacity utilization	52.0%	46.2%	44.3%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility as of December 31, 2023.

Mexican Production per Facility by Product Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	24.0%	0.3%	0%	0%	4.6%
Channels	12.9%	4.1%	0%	0%	3.1%
Angles	39.0%	9.6%	0%	0.1%	9.0%
Hot rolled bars (round, square and hexagonal rods)	15.3%	2.2%	46.4%	0.7%	13.0%
Rebar	0.0%	80.4%	0.0%	84.2%	50.5%
Flat bars	8.2%	3.4%	26.5%	0.0%	7.5%
Cold finished bars	0.0%	0.0%	27.0%	0.0%	5.5%
Electro-Welded wire mesh	0.0%	0.0%	0.0%	1.8%	0.8%
Wire rod	0.0%	0.0%	0.1%	11.7%	5.3%
Electro-Welded wire mesh panel	0.0%	0.0%	0.0%	1.5%	0.6%
Other	0.6%	0.0%	0.0%	0.0%	0.1%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 480,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2023, the Guadalajara mini-mill produced 234,486 tons of steel billet and 229,877 tons of finished product, operating at 49% capacity for billet production and 48% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, and light structural steel.

Guadalajara Mini-Mill

	As of December 31,
	2021		2022		2023
Steel sales (thousands of tons)		302		252		230
Average finished product price per ton	Ps.	21,361	Ps.	26,880	Ps.	23,656
Average scrap cost per ton		9,720		9,966		8,443
Average manufacturing conversion cost per ton of finished product(1)		12,217		4,714		4,372
Average manufacturing conversion cost per ton of billet(1)		2,853		3,359		2,940

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 380,000 tons of steel billet and an annual installed capacity of finished product of 220,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2023, the Mexicali mini-mill produced approximately 192,717 tons of billet. In 2023, the Mexicali mini-mill produced 187,054 tons of finished products. In 2023, we operated the Mexicali mini-mill at 51% capacity for billet production and at 85% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar.

Mexicali Mini-Mill

	Years Ended December 31
	2021		2022		2023
Steel sales (thousands of tons)		170		163		189
Average finished product price per ton	Ps.	20,371	Ps.	23,145	Ps.	18,834
Average scrap cost per ton		8,412		8,183		7,067
Average manufacturing conversion cost per ton of finished product(1)		10,734		4,603		4,226
Average manufacturing conversion cost per ton of billet(1)		2,489		2,859		2,835

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated our Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 450,000 tons. In 2023, mini-mill 1 produced 277,477 tons of steel billet. In 2023, mini-mill 1 produced 249,893 tons of finished products. In 2023, we operated mini-mill 1 at 54% capacity for billet production and at 55% capacity for finished product production. Mini-mill 2 has an installed capacity of 630,000 tons of steel billet and an installed capacity of finished product of 550,000 tons. In 2023, mini-mill 2 produced 118,835 tons of steel billet. In 2023, mini-mill 2 produced 106,044 tons of finished products. In 2023, we operated mini-mill 2 at 19% capacity for billet production and at 19% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, and light structural. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 72,000 tons. In 2023, the Cholula facility produced 70,061 tons of finished products, at 97% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2023, our plants in Apizaco and Cholula produced 396,312 tons of billet and 425,998 tons of finished product, operating at 35% of its billet capacity and 40% capacity for finished product.

Apizaco Mini-Mills and Cholula Facility

	Years Ended December 31,
	2021		2022		2023
Steel sales (thousands of tons)		346		306		243
Average finished product price per ton	Ps.	23,587	Ps.	26,732	Ps.	23,551
Average scrap cost per ton		9,486		10,106		8,444
Average manufacturing conversion cost per ton of finished product(1)		13,243		4,416		15,517
Average manufacturing conversion cost per ton of billet(1)		4,748		6,397		4,732

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2023, these facilities had an annual installed capacity of 650,000 tons of billet and 1,180,000 tons of finished product. In 2023, the San Luis facilities produced 485,026 tons of steel billet. In 2023, the San Luis facilities produced 711,510 tons of finished product, operating at 75% capacity for billet production and 60% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years Ended December 31,
	2021		2022		2023
Steel sales (thousands of tons)		554		543		541
Average finished product price per ton	Ps.	20,494	Ps.	22,334	Ps.	18,603
Average scrap cost per ton		9,894		10,097		8,583
Average manufacturing conversion cost per ton of finished product(1)		12,713		858		11,665
Average manufacturing conversion cost per ton of billet(1)		3,327		3,723		2,373

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss

U.S. Operations and Facilities

In August, 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon, Ohio and Lackawanna, New York effective September 2023, indefinitely due to various economic factors, including deteriorating market conditions and operational costs.

Prior to the closures, we operated the Republic Steel facilities since we acquired them from the shareholders of PAV Republic, Inc. on July 22, 2005. As of December 31, 2023, these facilities had an annual installed capacity of 2,296,000 tons of billet and 1,830,000 tons of finished product. In 2023, Republic facilities produced 93,763 tons of steel billet. For the same period, Republic facilities produced 87,384 tons of hot-rolled bars. Republic facilities produced 8,600 tons of cold finish bars. In 2023, Republic facilities produced 0 tons of wire products.

The following table sets forth, for the periods indicated selected operating data for our Republic facilities.

	Years Ended December 31,
	2021		2022		2023
Steel sales (thousands of tons)		275		161		83
Average finished product price per ton	Ps.	29,880	Ps.	36,562	Ps.	29,120
Average scrap cost per ton		9,995		7,952		9,100
Average manufacturing conversion cost per ton of finished product(1)		17,173		5,354		26,901
Average manufacturing conversion cost per ton of billet(1)		7,267		12,246		10,694

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operated an integrated steel mill, it has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills. Our Lorain facility had, at December 31, 2023, an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility did not produce any steel billets or finished steel bars in 2023 as it has been idled since 2016.

Canton, Ohio. Our Canton facility mainly produced SBQ steel and included two 200-ton top charge electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers and two slag rakes. This facility also included a combination Caster rolling facility that continuously casted blooms in a 4-strand caster, heated the blooms to rolling temperature in a walking beam furnace, then rolled billets through an 8-stand rolling mill in an inline operation. We installed and commissioned the electric arc furnace, the bloom/billet caster, ladle metallurgical furnace and vacuum degasser in 2005. Other Canton equipment included a Mecana billet inspection line, four stationary billet grinders, a saw line and a quality verification line (or “QVL line”).

Canton produced blooms and billets for the three rolling mills in Republic facilities and for trade customers. We used the QVL inspection line to inspect finished bar produced in Lackawanna. As of December 2023, the Canton facility had annual installed capacity of 1,247,000 tons of steel billet. In 2023, this facility produced 93,762 tons of blooms, billets and other semi-finished trade product and was operated at 8% capacity of steel billet. This facility has ceased operations since August 2023.

Lackawanna, New York. Our Lackawanna facility primarily produced SBQ steel and featured a three-zone walking beam billet reheat furnace, a 17-stand conventional mill with a 5-stand sizing mill, and two saw lines capable of producing rounds, squares, and hexagons in both cut lengths and coils. This facility produced hot rolled bar sizes ranging from 0.562” to 3.250” with coil weights of up to 6,000 lb. The finishing equipment at the Lackawanna facility included a QVL inspection line and three saw lines. We sold a portion of the hot rolled bars produced at this facility to trade customers and shipped another portion to our cold finishing operations for further processing. As of December 31, 2023, the Lackawanna facility had an annual installed capacity of 720,000 tons of hot rolled bars. In 2023, it produced 78,784 tons of hot rolled bars, operating at 11% of its installed capacity for finished products. This facility has ceased operations since August 2023.

Massillon, Ohio. Our Massillon facility mainly produced SBQ steel and contained a cold finishing facility which included the machinery and equipment to clean, draw, turn, chamfer, anneal, grind, straighten and saw bars. Our Massillon facility had, at December 31, 2023, an annual installed capacity of 138,000 tons of finished product. During 2023, the Massillon facility was operated at 6% capacity of finished product and produced 8,600 tons of cold finished bars. This facility has ceased operations since August 2023.

Solon, Ohio. Our Solon facility, acquired in February 2011, mainly produced Cold Heading Quality (CHQ) wire products and had wire drawing and finishing facilities that included the machinery and equipment to clean and coat, draw, and anneal wire. As of December 31, 2023, the Solon facility had installed capacities of 72,000, for wire products. During 2023, the Solon facility produced and shipped 0 tons of wire products and was operated at 0% capacity of finished product. This facility has ceased operations since August 2023.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2021.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna were acquired in August 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2023, our plant in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 450,000 tons of finished product per year capacity. In 2023 our plant in Pindamonhangaba produced 465,571 tons of billet and 466,242 tons of finished product, operating at 89% of its capacity for billet and 104% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 348,000 tons of finished product. In 2023, our plant in Cariacica produced 445,238 tons of billet and 299,448 tons of finished product, operating at 74% of its capacity for billet and 86% capacity for finished product. The plant in Itauna had installed capacity to produce 140,000 tons of finished product. In 2023, our plant in Itauna produced 127,081 tons of finished product, operating at 91% capacity for finished product.

In 2023, our plants in Brazil produced 910,809 tons of billet and 892,771 tons of finished product, operating at 81% of its billet capacity and 95% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years Ended December 31,
	2021		2022		2023
Steel sales (thousands of tons)		857		828		890
Average finished product price per ton	Ps.	20,973	Ps.	20,978	Ps.	15,667
Average scrap cost per ton		9,320		9,419		6,776
Average manufacturing conversion cost per ton of finished product(1)		11,628		1,463		10,748
Average manufacturing conversion cost per ton of billet(1)		3,173		4,644		2,704

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2023 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams, Channels, Angles, Hot rolled bars, Flat bars	electric arc furnace with continuous caster rolling mill and bar processing lines	229,877	480,000

Mexicali	Angles, Rebar, Channels, Hot rolled bars, Other	electric arc furnace with continuous caster and rolling mills	187,054	220,000

Apizaco and Cholula	SBQ	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	425,998	1,072,000

Aceros DM, San Luis Potosí	Rebar, Wire rod, Electro-Welded wire mesh, Electro-Welded wire mesh panel, Bars	electric arc furnaces, with continuous casters, rolling mill and wire rod rolling mill	350,449	410,000

Aceros San Luis, San Luis Potosí	Rebar	electric arc furnaces, with continuous casters, reheating furnace and rebar rolling mill	134,715	183,000

Fundiciones de Acero, San Luis Potosí	Wire	Pickling line, wire drawing machines	148,884	325,000

Malla San, San Luis Potosí	Wire rod, Electro-Welded wire mesh, Electro-Welded wire	Wire drawing machines, reheating furnace, electrowelders	65,436	235,000

CHQ Wire, Guanajuato	Wire rod	Pickling line, wire drawing machines	12,027	27,600

Lorain(1)	SBQ	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	900,000

Canton(2)	SBQ	electric arc furnace, vacuum tank degasser and continuous caster	Our billet and bloom for internal consumption 93,762	Our billet and bloom for internal consumption 1,247,000

Lackawanna(3)	SBQ	rolling mill and wire rod rolling mill	78,784	720,000

Massillon(4)	SBQ	cold drawn, bar turning and heat treating equipment	8,600	138,000

Solon(5)	SBQ	equipment to clean and coat, draw, and anneal wire	0	72,000

Brazil	Rebar, Angles, Bars. Flat bars, Other	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	892,771	938,000

(1)	Production capacity is for rolling only.

(2)	Production capacity is for billets only.

(1), (2), (3), (4) and (5) ceased operations in August 2023.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion is derived from our audited consolidated financial statements, which are presented elsewhere in this annual report. This discussion does not include all the information included in our financial statements. You should read our financial statements to gain a better understanding of our business and our historical results of operations. All the statements in this Item 5 are subject to and qualified by the information set forth under “Forward Looking Statements.” In evaluating this discussion, you should also consider the factors discussed in “Item 3—Risk Factors” and elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Basis of Preparation - International Financial Reporting Standards (IFRS)

We prepare our financial information in accordance with IFRS, as issued by the IASB. IFRS differs in certain significant respects from U.S. GAAP. Accordingly, Mexican financial statements and reported earnings are likely to differ from those of companies in other countries in this and other respects. We prepare our financial information in pesos.

A. Operating Results

Overview

We are producers of SBQ, rebar and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2021, the total increase in net revenue from sales of SBQ products compared to 2020 was 17%. In 2022, the total decrease in net revenue from sales of SBQ products compared to 2021 was 24%. In 2023, the total decrease in net revenue from sales of SBQ products compared to 2022 was 28%

As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, and, therefore, these products tend to generate somewhat higher margins compared with our more commercial steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand.

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consists of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2023, 2022, and 2021, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which is our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities are higher than those in our facilities in Mexico, principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which is the only steel product that we produce in the United States.

The negative operating trends in our U.S. segment are primarily due to under-utilized production capacity, which has significantly increased costs. While the automotive sector remained stable until 2019, it experienced a sharp decline following the pandemic. As a result, we shifted our customer focus to other industries to adapt to the changing market conditions.

Our U.S. subsidiaries have entered into sale agreements with customers and, in order to comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw material increases with time. As the existing sale agreements expire, we will evaluate new agreements which would result in a production of profitable products.

A significant percentage of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. In the transaction business, we can adjust the base pricing as required. Scrap metal and commodity prices increased by 62% and 0.5% in each of 2021 and 2022, respectively, and decreased by 19.6% in 2023.

Sales Volume, Price and Cost Data, 2021 – 2023.

	Year ended December 31,
	2021	2022	2023
Shipments (thousands of tons)	2,504	2,254	2,176
Guadalajara and Mexicali	472	415	419
Apizaco and Cholula	346	308	243
San Luis facilities	554	543	541
Republic facilities	275	160	83
Brazil	857	828	890

Net sales (Ps. millions)	55,620	54,159	41,139
Guadalajara and Mexicali	9,914	10,534	8,991
Apizaco and Cholula	8,161	8,244	5,723
San Luis facilities	11,354	12,136	10,064
Republic facilities	8,217	5,867	2,417
Brazil	17,974	17,378	13,944

Cost of sales (Ps. millions)	39,973	39,684	31,100
Guadalajara and Mexicali	7,083	6,640	6,091
Apizaco and Cholula	6,101	6,902	4,741
San Luis facilities	8,154	8,034	7,105
Republic facilities	7,159	5,764	3,399
Brazil	11,476	12,344	9,764

Average price per ton (Ps.)	22,212	24,015	18,906
Guadalajara and Mexicali	21,004	25,410	21,458
Apizaco and Cholula	23,587	26,732	23,551
San Luis facilities	20,495	22,334	18,603
Republic facilities	29,880	36,562	29,120
Brazil	20,973	20,978	15,667

Average cost per ton (Ps.)	15,964	17,597	14,292
Guadalajara and Mexicali	15,006	16,017	14,537
Apizaco and Cholula	17,633	22,378	19,510
San Luis facilities	14,718	14,785	13,133
Republic facilities	26,033	35,920	40,952
Brazil	13,391	14,901	10,971

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

Our primary source of revenue is the sale of SBQ steel, structural steel product and rebar.

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

Our results of operations depend largely on macroeconomic conditions in North America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in GDP in the Mexican, Brazilian and U.S. markets.

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2023 increased by 3.2% (according to preliminary figures of the INEGI) and 3.0% in 2022 (according to figures of the INEGI). The U.S. GDP increased 2% in 2023 (according to preliminary figures of the U.S. Department of Commerce) and increased 2.0% in 2022. Brazil´s IBGE in 2023 was increased by 2.9% (according to preliminary figures of Brazilian Institute of Geography and Statistics) and 2.0% in 2022. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price increased approximately 1% in 2020 compared to 2019. Our average steel price increased approximately 55% in 2021 compared to 2020. Our average steel price decreased approximately 8% in 2022 compared to 2021. Our average steel price decreased approximately 21% in 2023 compared to 2022.

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

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican, Brazilian and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2021, imports to Mexico in tons increased 32.8% compared to 2020 according to information of CANACERO. In 2022, imports to Mexico in tons decreased 11.7% compared to 2021 according to information of CANACERO. In 2023, imports to Mexico in tons increased 8.6% compared to 2022 according to information of CANACERO.

Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in future levels of imported steel in the United States could reduce future market prices and demand levels for steel in the United States. To this extent, the U.S. Department of Commerce and the U.S. International Trade Commission are currently conducting five year “sunset” reviews of existing trade relief in several different steel products. Imports represent less of a threat to SBQ producers like us in the United States to commodity steel producers because of the high-quality requirements and standard required by buyers of SBQ steel products.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. For example, prices of scrap metal decreased approximately 20% in 2019, increased 9% in 2020, increased 9% in 2021, increased 0.5% in 2022 and in 2023 decreased by 19%; and prices of ferroalloys decreased approximately 1%, and 20% in 2019 and 2020 and increased 62.6% and 36.4% in 2021 and 2022, respectively, and decreased approximately 24.2% in 2023. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, in 2019, 2020, 2021, 2022 and 2023 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico, Brazil and the United States. These prices are impacted by general demand and supply for energy in the United States, Brazil and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. Natural gas and electricity prices in the United States, Brazil and Mexico have remained highly volatile. Prices for electricity increased approximately 0.1% in 2019, decreased approximately 10% in 2020, increased 4.7% and 7.7% in 2021 and 2022 and increased 2.0% in 2023; and prices for natural gas increased approximately 1.8% in 2019, decreased 18.0% in 2020 and decreased 1% in 2021, increased 54.3% in 2022 and decreased 30.6% in 2023.

If inflation rates in Mexico and Brazil rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 2.8% for 2019, 3.2% in 2020, 7.4% in 2021, 7.8% in 2022 and 4.6% in 2023. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. According to the Mexican Central Bank (Banco de Mexico), during the period from 2020 to 2022, the exchange rate registered a low of Ps. 18.57 per U.S.$1.00 at February 17, 2020, and a high of Ps. 24.88 per U.S.$1.00 at April 27, 2020. The appreciation of the Mexican peso relative to the U.S. dollar in 2022 was 5.6%. The exchange rate at December 31, 2022 was 19.3615 compared to 20.5157 at December 31, 2021. At April 28, 2023, the exchange rate was Ps. 18.1030 per U.S.$1.00. The exchange rate at December 31, 2023 was 16.8935 compared to 19.3615 at December 31, 2022. At October 25, 2024, the exchange rate was Ps.19.93 per U.S.$1.00.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment represents the results of our operations of Republic, including its five plants, located in the United States; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2023
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	24,777,369	2,417,219	13,944,660	—	41,139,248
Cost of sales	(17,937.267)	(3,398,928)	(9,763,911)	—	(31,100,106)
Gross profit (loss)	6,840,102	(981,709)	4,180,749	—	10,039,142
Administrative expenses	(970,482)	(291,552)	(1,055,024)		(2,317,058)
Other (expense) income, net	16,319	(309,117)	173,252		(119,546)
Interest income	931,866	82,224	—	(82,224)	931,866
Interest expense	(89,293)	(146,592)	(122,921)	269,513	(89,293)
Exchange gain (loss), net	(2,430,781)	(219)	(181,424)	181,424	(2,431,000)
Income (loss) before income tax	4,297,731	(1,646,965)	2,994,632	368,713	6,014,111
Income tax	(1,234,278)	144,630	(650,350)	—	(1,739,998)
Net (loss) income	3,063,453	(1,502,335)	2,344,282	368,713	4,274,113

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	618,445	155,794	261,005	—	1,035,244
Total assets	43,890,081	9,069,596	18,203,408	(4,375,473)	66,787,612
Total liabilities	6,912,766	4,602,653	9,842,201	(4,375,473)	16,982,147
Additions of property, plant and equipment, net	210,422	(350,360)	2,632,611	—	2,492,673

	For the year ended December 31, 2022
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	30,914,890	5,867,193	17,377,164	—	54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)	—	(39,683,861)
Gross profit (loss)	9,339,132	102,954	5,033,300	—	14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)	544,392	(2,456,700)
Other (expense) income, net	(71,202)	1,015,586	140,205	(1,012,744)	71,845
Interest income	415,704	30,175	—	—	445,879
Interest expense	(779,134)	(55,867)	(383,646)	383,646	(835,001)
Exchange gain (loss), net	(540,770)	(58)	(60,625)	60,625	(540,828)
Income (loss) before income tax	7,267,400	806,179	3,111,083	(24,081)	11,160,581
Income tax	(2,565,834)	(88,679)	(645,009)	—	(3,299,522)
Net (loss) income	4,701,566	717,500	2,466,074	(24,081)	7,861,059

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	627,078	236,601	253,193	—	1,116,872
Total assets	44,025,917	12,930,111	14,149,332	(3,472,457)	67,632,903
Total liabilities	8,375,028	7,243,113	7,492,843	(3,472,457)	19,638,527
Additions of property, plant and equipment, net	151,783	252,116	1,292,586	—	1,696,485

	For the year ended December 31, 2021
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	29,678,133	8,216,595	17,725,628	—	55,620,356
Cost of sales	(21,337,462)	(7,159,354)	(11,471,370)	—	(39,968,186)
Gross profit (loss)	8,340,671	1,057,241	6,254,258	—	15,652,170
Administrative expenses	(907,798)	(256,875)	(877,969)	—	(2,042,642)
Other (expense) income, net	(77,530)	454,303	1,793	(455,972)	(77,406)
Interest income	65,631	317	—	—	65,948
Interest expense	(28,904)	(61,494)	(96,486)	99,439	(87,445)
Exchange gain (loss), net	325,389	(378)	(120,300)	120,300	325,011
Income (loss) before income tax	7,717,459	1,193,114	5,161,296	(236,233)	13,835,636
Income tax	(2,472,751)	(477,380)	(1,439,638)	—	(4,389,769)
Net (loss) income	5,244,708	715,734	3,721,658	(236,233)	9,445,867

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	667,167	270,119	237,852	—	1,175,108
Total assets	47,917,643	10,836,083	8,815,051	(10,226,205)	57,342,572
Total liabilities	7,665,924	5,544,135	12,396,190	(10,226,205)	15,380,044
Additions of property, plant and equipment, net	367,496	288,487	410,439	—	1,066,422

Our net sales by product during as of and for the years ended December 31, 2023, 2022 and 2021 were as follows:

SALES BY PRODUCT (in thousands of pesos)
	2021	2022	2023
Light structural	2,600,484	3,453,952	2,182,665
Structural	5,342,228	5,701,308	4,983,426
Bars	4,456,151	4,117,613	3,265,897
Rebar	19,625,065	18,834,890	18,192,586
Flat bar	3,376,554	3,673,660	3,023,550
Hot rolled bars	11,413,275	9,189,257	4,743,970
Cold drawn bars	3,213,061	3,092,410	2,105,625
Other	5,593,538	6,096,157	2,641,529
Total	55,620,356	54,159,247	41,139,248

Our net sales by country or region during 2023, 2022 and 2021 are as follows:

SALES BY COUNTRY OR REGION (in thousands of pesos)
	2021	2022	2023
Mexico	28,060,405	29,650,766	24,324,933
United States	9,050,696	6,812,650	2,824,477
Brazil	17,548,823	16,969,641	13,884,152
Canada	441,856	291,963	0
Latin America	513,524	424,436	89,672
Other (Europe and Asia)	5,052	9,791	16,014
Total	55,620,356	54,159,247	41,139,248

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2022 and 2023

Net Sales

Net sales decreased 24%, to Ps. 41,139 million in 2023 compared to Ps. 54,159 million in 2022. This decrease resulted primarily from a 21% decreased in the average price per ton of steel products and also a lower sales volume sold of 2023 compared to 2022. Total sales outside of Mexico decreased 31%, to Ps. 16,814 million in 2023 compared to Ps. 24,508 million in 2022. Total sales in Mexico decreased 18%, from Ps. 29,651 million in 2022 to Ps. 24,325 million in 2023.

Shipments of finished steel products decreased 3.5%, to 2.176 million tons in 2023, compared to 2.255 million tons in 2022. Total sales volume outside of Mexico of finished steel products increased 1% to 0.995 million tons in 2023, compared to 0.989 million tons in 2022, while total Mexican sales decreased 7%, from 1.266 million tons in 2022, compared to 1.181 million tons in 2023. The average price of steel products decreased 21% in 2023 compared to 2022.

Cost of Sales

Our cost of sales decreased 22%, from Ps. 39,684 million in 2022 to Ps. 31,100 million in 2023, the decrease is mainly attributable to a lower volume of steel tons sold (79 thousand tons less). Cost of sales as a percentage of net sales was 76% in 2023 and 73% in 2022. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$3.17 (Ps. 57) per hour in 2023 and U.S.$2.4 (Ps. 47) per hour in 2022, compared to U.S.$33.6 (Ps. 605) and U.S.$28.3 (Ps. 549) per hour for 2023 and 2022, respectively, at our U.S. operations. Although some raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 10,039 million in 2023 compared to a Ps. 14,475 million gross profit in 2022. This decrease in gross profit is attributable mainly to a decrease of 79,000 tons of finished steel products shipped and a 21% decrease in the average price of steel products sold. As a percentage of net sales, our gross profit was 24% in 2023 and 26.7% in 2022.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 6%, to Ps. 2,317 million in 2023, compared to Ps. 2,457 million in 2022. This decrease was due to a reduction in depreciation, which declined in proportion to production, and similarly, expenses aligned with the decrease in sales. Administrative expenses as a percentage of sales represented 6% and 4.5% in 2023 and 2022, respectively.

Other (Income) Expense, Net

We recorded other expense, net, of Ps. 119 million in 2023, compared against other income of Ps. 72 million in 2022, mainly from account debugging.

Interest Income

We recorded interest income of Ps. 932 million in 2023 compared to Ps. 446 million in 2022. This increase in interest income was primarily due to returns on investments.

Interest Expense

We recorded interest expense of Ps. 89 million in 2023 compared to Ps. 835 million in 2022, of which Ps. 779 million corresponded to losses from investments in steel company shares, initially made based on high industry margins and demand expectations.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 2,431 million in 2023, compared to a foreign exchange loss of Ps. 541 million in 2022. This increase was primarily due to a 13% appreciation of the peso against the U.S. dollar in 2023.

Income Tax

In 2023 we recorded an income tax provision of Ps. 1,740 million, which included an income tax provision of Ps. 1,695 million and an income tax expense provision for deferred income taxes of Ps. 45 million. In 2022 we recorded an income tax provision of Ps. 3,299 million, which included an income tax provision of Ps. 3,149 million and an income tax expense provision for deferred income taxes of Ps. 150 million.

Our effective income tax rates for 2023 and 2022 were 28.93% and 29.56%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2023 and years thereafter is 30.0%.

Net Income (Loss)

We recorded net profit of Ps. 4,274 million in 2023, compared to net profit of Ps. 7,861 million in 2022. The net profit for the year 2023 compared to the net profit in 2022 is mainly a result of (i) a 21% decrease in the average price of steel products sold, (ii) the foreign exchange loss in 2023 to Ps. 2,431 million compared to the foreign exchange loss of Ps. 541 million in 2022, (iii) a 4% decrease in tons of steel products shipped.

Mexico Segment

Comparison of Years Ended December 31, 2022 and 2023

Net Sales

Net sales decreased 20%, to Ps. 24,777 million in 2023 compared to Ps. 30,915 million in 2022. This decrease resulted principally from a 20% decrease in the average price per ton of steel products in 2023 compared to 2022. Shipments of finished steel products decreased 5%, to 1.203 million tons in 2023, compared to 1.266 million tons in 2022, primarily to the decline in the average price and a decrease in product sales caused by the contraction of the domestic market.

Cost of Sales

Our cost of sales decreased 17%, from Ps. 21,576 million in 2022 to Ps. 17,937 million in 2023. This decrease is mainly attributable to a 5% decrease in tons of steel products shipped. As a percentage of net sales, our cost of sales was 72% in 2023, compared to 69.8% in 2022.

Gross Profit

Our gross profit decreased 27%, to Ps. 6.840 million in 2023 compared to Ps. 9,339 million in 2022. This decrease is attributable mainly to a 20% decrease in the average price of steel products sold and a 5% decrease in tons of steel products shipped as a percentage of net sales. Our gross profit was 28% in 2023, compared to 30% in 2022.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) decreased 11%, to Ps. 970 million in 2023, compared to Ps. 1,096 million in 2022. The decrease was mainly originated by lower administrative and maintenance expenses. Administrative expenses as a percentage of net sales were 4% in 2023 and 3.6% in 2022. Depreciation and amortization expenses were Ps. 618 million in 2023 compared to Ps. 627 million in 2022.

Other Expense (Income), Net

We recorded other income, net, of Ps. 16 million in 2023, related to other financial operations not related to our core business, compared to other expenses, net, of Ps. 71 million in 2022, reflecting expenses related to the allowance for doubtful accounts recovery.

Interest Income

We recorded interest income of Ps. 932 million in 2023 compared to Ps. 416 million in 2022. This increase in interest income was primarily due to returns on investments.

Interest Expense

We recorded interest expense of Ps. 89 million in 2023, compared to Ps. 779.1 million of interest expense in 2022. This decrease was primarily due to losses from investments in steel company shares, initially made based on high industry margins and demand expectations.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 2,431 million in 2023, compared to a foreign exchange loss of Ps. 541 million in 2022. This foreign exchange loss was primarily due to a 13% appreciation of the Mexican peso against the U.S. dollar in 2023.

Income Tax

In 2023, we recorded an income tax provision of Ps. 1,234 million, which included an expense tax provision of Ps. 1,045 million and an expense tax provision for deferred income taxes of Ps. 189 million. In 2022, we recorded an income tax provision of Ps. 2,566 million, which included an income tax provision of Ps. 2,686 million and an income tax provision for deferred income taxes of Ps. 120 million. According to the Income Tax Law in Mexico, the tax rate for 2023 and thereafter is 30%.

Net Income

We recorded net income of Ps. 3,063 million in 2023, compared to net income of Ps. 4,701 million in 2022. This variance is attributable mainly to; (i) a decrease of 20% in the average price of steel products sold (ii) a foreign exchange loss of Ps. 2,431 million in 2023 compared to Ps. 541 million of foreign exchange loss in 2022 and (iii) a decrease of 5% tons of steel products shipped.

United States Segment

Comparison of Years Ended December 31, 2022 and 2023

Net Sales

Net sales decreased 59%, to Ps. 2,417 million in 2023 compared to Ps. 5,867 million in 2022. This decrease resulted principally from a decrease of 77,000 tons in shipments of finished steel products. Shipments of finished steel products decreased 48%, to 83,000 tons in 2023, compared to 160,000 tons in 2022. The average price of steel products in pesos decreased 20% in 2023 compared to 2022.

Cost of Sales

Our cost of sales decreased 41%, from Ps. 5,764 million in 2022 to Ps. 3,399 million in 2023, the decrease is mainly due to a decrease of approximately 71,000 tons of shipments of finished steel products and a 20% decrease in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 141% in 2023, compared to 98% in 2022.

Gross Profit (Loss)

Our gross loss was Ps. 982 million in 2023 compared to a Ps. 103 million gross profit in 2022. This decrease was primarily due to a reduction of 77,000 tons of shipments of finished steel products and a decrease in the average price per ton of steel products sold due to the market contraction and the high fixed and variable costs of products.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 291 million in 2023, compared to Ps. 287 million in 2022. This increase was primarily due to expenses related to the severance of administrative personnel. Administrative expenses as a percentage of net sales were 12% in 2023 and 5% in 2022. Depreciation and amortization expenses were Ps. 156 million in 2023 compared to Ps. 237 million in 2022.

Other Expense (Income), Net

We recorded other expenses, net, of Ps. 309 million in 2023, mainly due to a reserve to pension trust for the termination of the collective labor contract in our Republic facility, compared to other income, net, of Ps. 1,016 million in 2022, related to other financial operations.

Interest Income

We recorded an interest income of Ps. 82 million in 2023 compared to Ps. 30 million in 2022. This increase was primarily due to the collection of interest from our clients with overdue payments.

Interest Expense

We recorded an interest expense of Ps. 147 million in 2023, compared to Ps. 56 million in 2022. This increase was primarily due to fees from letters of credit with banks.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 0 million in 2023 compared to a foreign exchange loss of Ps. 0 million in 2022.

Income Tax

In 2023, we recorded an income tax provision of Ps. 144 million. In 2022, we recorded a tax provision of Ps. 88.7 million. This decrease was primarily due to a deferred income tax benefit of Ps. 146 million, resulting from an inventory valuation loss, and a current tax expense of Ps. 2 million. In contrast, the 2022 tax provision included a deferred tax expense of Ps. 77 million, also related to inventory valuation, and a current tax expense of Ps. 12 million.

Net Profit

We recorded a net loss of Ps. 1,502 million in 2023, compared to a net profit of Ps. 718 million in 2022. Our net loss in 2023 is attributable mainly to a decrease in the average price of steel tons produced of 20% and a 48% decrease in tons of steel products shipped compared to 2022.

Brazil Segment

Comparison of Years Ended December 31, 2022 and 2023

Net Sales

Net sales decreased 20% to Ps. 13,945 million in 2023, compared to Ps. 17,377 million in 2022. This resulted principally from a 25% decrease in the average price of finished steel products. Shipments of finished steel products increased to 890,000 tons in 2023 compared to 828,000 tons in 2022 (including the shipment of the plants Cariacica and Itauna).

Cost of Sales

Our cost of sales decreased to Ps. 9,764 million in 2023, compared to Ps. 12,344 million in 2022. The average cost per ton of steel products sold decreased 26% compared to 2022. Cost of sales as a percentage of net sales was 70% in 2023, compared to 71% in 2022.

Gross Profit

Our gross profit was Ps. 4,181 million in 2023 compared to Ps. 5,033 million of gross profit in 2022. This decrease was primarily due to the reduction in the average price of the products shipped. As a percentage of net sales, our gross profit was 30% in 2023, compared to 29% of gross profit in 2022.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 1,055 million in 2023, compared to Ps. 1,618 million in 2022. Administrative expenses as a percentage of net sales were 9%, in 2022 and 8%, in 2023, respectively. Lower technical administrative expenses, royalties and legal provisions decreased the administrative expenses. Depreciation and amortization expenses were Ps. 261 million in 2023 compared to Ps. 253 million in 2022.

Other Expense, Net

We recorded other income net of Ps.173 million in 2023, compared to other income, net of Ps.140 million in 2022. This increase was primarily due to other income not related to our core business.

Interest Expense

We recorded an interest expense of Ps. 123 million in 2023, compared to Ps. 384 million in 2022. This decrease was primarily due to the repayment of intercompany debts, which are eliminated in the consolidated financial statements.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 181 million in 2023, compared to a foreign exchange loss of Ps. 60 million in 2022. This increase was primarily due to accounts receivable with intercompany entities, mainly with Republic, where the Brazilian real depreciated by 7% against the dollar.

Income Tax

In 2023 we recorded an income tax provision of Ps. 650 million, compared to Ps. 645 million of income tax provision in 2022. This slight increase was primarily due to variations in tax benefits.

Net Income (Loss)

We recorded a net income of Ps. 2,344 million in 2023, compared to a net income of Ps. 2,466 million in 2022. This decrease was mainly due to the lower average price of steel products sold in 2023 compared to 2022.

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 2.6%, to Ps. 54,159 million in 2022, compared to Ps. 55,620 million in 2021. This decrease resulted primarily from a 10% decrease in the average shipments of steel products of 2022 compared to 2021. Total sales outside of Mexico decreased 11.1%, to Ps. 24,508 million in 2022, compared to Ps. 27,560 million in 2021. Total sales in Mexico increased 5.7%, from Ps. 28,060 million in 2021 to Ps. 29,651 million in 2022.

Shipments of finished steel products decreased 10.0%, to 2.255 million tons in 2022, compared to 2.504 million tons in 2021. Total sales volume outside of Mexico of finished steel products decreased 12.7% to 0.989 million tons in 2022, compared to 1.132 million tons in 2021, while total Mexican sales decreased 7.7%, from 1.372 million tons in 2021, compared to 1.266 million tons in 2022. The average price of steel products increased 8.1% in 2022 compared to 2021.

Cost of Sales

Our cost of sales decreased 0.7%, from Ps. 39,968 million in 2021 to Ps. 39,684 million in 2022. This decrease was mainly attributable to a 10.3% increase in the average cost per ton of steel products sold and a lower volume of steel tons sold. Cost of sales as a percentage of net sales was 73% in 2022 and 72% in 2021. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.4 (Ps. 47) per hour in 2022 and U.S.$1.8 (Ps. 37) per hour in 2021, compared to U.S.$28.3 (Ps. 549) and U.S.$23.7 (Ps. 486) per hour for 2022 and 2021, respectively, at our U.S. operations. Although some raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 14,475 million in 2022, compared to Ps. 15,652 in 2021. This decrease was attributable mainly to a decrease of 249,000 tons of finished steel products shipped, an 8.1% increase in the average price of steel products sold. As a percentage of net sales, our gross profit was 27% in 2022 and our gross profit was 28% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 20.3%, to Ps. 2,457 million in 2022, compared to Ps. 2,043 million in 2021. The variation of Ps. 414 million corresponds to the increase of Ps. 188 million in the Mexican segment (mainly administrative and maintenance expenses), the increase of Ps. 196 million in the Brazil segment and an increase of Ps. 30 million in the U.S. segment. In 2022 and 2021, our general and administrative expenses included Ps. 1,117 million and Ps. 1,175 million, respectively, of amortization of the tangible and intangible assets registered principally in connection with the acquisition of Republic.

Administrative expenses as a percentage of net sales were 4.5% in 2022 and 3.7% in 2021. Depreciation and amortization expense were Ps. 11 million in 2022 compared to Ps. 16 million in 2021.

Other (Income) Expense, Net

We recorded other income, net, of Ps. 72 million in 2022 compared to an other expense, net, of Ps. 77 million in 2021. This increase in other income was primarily due to the sale of non-core byproducts in 2022, while in 2021, there was an expense related to account adjustments.

Interest Income

We recorded interest income of Ps. 446 million in 2022, compared to Ps. 66 million in 2021. This increase was primarily due to interests earned on investment performance.

Interest Expense

We recorded interest expense of Ps. 835 million in 2022, compared to Ps. 87 million in 2021. This increase was primarily due to losses from investments in steel company shares, initially made based on high industry margins and demand expectations.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 541 million in 2022 compared to a foreign exchange gain of Ps. 325 million in 2021. This increase was primarily a result of a 5.6% appreciation of the peso against the U.S. dollar in 2022.

Income Tax

In 2022 we recorded an income tax provision of Ps. 3,299 million, which included an income tax provision of 3,150 million and an income tax expense provision for deferred income taxes of Ps. 150 million. In 2021 we recorded an income tax provision of Ps. 4,390 million, which included an income tax provision of Ps. 3,818 million and an income tax expense provision for deferred income taxes of Ps. 572 million.

Our effective income tax rates for 2022 and 2021 were 30.0% and 31.7%, respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2022 and years thereafter is 30%.

Net Income (Loss)

We recorded net income of Ps. 7,861 million in 2022, compared to net profit of Ps. 9,446 million in 2021. The net income decrease for the year 2022 compared to the net profit in 2021 is mainly as a result of (i) a 10% decrease in shipments of steel products, (ii) the foreign exchange loss in 2022 to Ps. 541 million compared to the foreign exchange gain of Ps. 325 million in 2021, (iii) the loss on stock sale of Ps. 779 million and (iv) the decrease in the provision of income taxes in 2022 to Ps. 3,299 million compared to Ps. 4,390 million in 2021.

Mexican Segment

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales increased 4%, to Ps. 30,915 million in 2022, compared to Ps. 29,678 million in 2021. This increase resulted principally from a 13.8% increase in the average price per ton of steel products in 2022 compared to 2021. Shipments of finished steel products decreased 7.7%, to 1.266 million tons in 2022, compared to 1.372 million tons in 2021.

Cost of Sales

Our cost of sales increased 1.1%, from Ps. 21,337 million in 2021 to Ps. 21,576 million in 2022. This increase was mainly attributable to an increase in energy costs. As a percentage of net sales, our cost of sales was 69.8% in 2022, compared to 71.9% in 2021.

Gross Profit

Our gross profit increased 12.0%, to Ps. 9,339 million in 2022, compared to Ps. 8,341 million in 2021. This increase was mainly attributable to an increase of 12.8% in the average price of steel products sold. As a percentage of net sales, our gross profit was 30% in 2022, compared to 28% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 20.7%, to Ps. 1,096 million in 2022, compared to Ps. 908 million in 2021. The increase was mainly originated by higher administrative and maintenance expenses. Administrative expenses as a percentage of net sales were 3.6% in 2022 and 3.1% in 2021. Depreciation and amortization expense were Ps. 627 million in 2022 compared to Ps. 667 million in 2021.

Other Expense (Income), Net

We recorded other expenses, net, of Ps. 71 million in 2022, compared to Ps. 77.5 million in 2021. This decrease was primarily due to extraordinary items not related to our core business activities.

Interest Income

We recorded an interest income of Ps. 416 million in 2022, compared to Ps. 66 million in 2021. This increase was primarily the result of dividend benefits received from investments recorded in 2022.

Interest Expense

We recorded an interest expense of Ps. 779.1 million in 2022, compared to Ps. 29 million in 2021. This increase was primarily due to losses from investments in steel company shares, initially made based on high industry margins and demand expectations.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange loss of Ps. 541 million in 2022, compared to a foreign exchange gain of Ps. 325 million in 2021. This increase in foreign exchange loss was primarily due to a 5.6% appreciation of the Mexican peso against the dollar in 2022.

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

Net Income

We recorded net income of Ps. 4,702 million in 2022, compared to net income of Ps. 5,245 million in 2021. This decrease was attributable mainly to (i) a 12.8% increase in the average price of steel products sold, (ii) higher administrative expenses of Ps. 188 million, (iii) a foreign exchange loss of Ps. 541 million in 2022 compared to Ps. 325 million of foreign exchange gain in 2021 and (iv) a higher income tax provision in 2022 of Ps. 2,566 million compared to Ps. 2,473 million in 2021.

United States Segment

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 28.6%, to Ps. 5,867 million in 2022 compared to Ps. 8,217 million in 2021. This decrease resulted principally from a decrease of 115,000 tons in shipments of finished steel products. Shipments of finished steel products decreased 42%, to 160,000 tons in 2022, compared to 275,000 tons in 2021. The average price of steel products in pesos increased 22.4% in 2022 compared to 2021.

Cost of Sales

Our cost of sales decreased 19.5%, from Ps. 7,159 million in 2021 to Ps. 5,764 million in 2022. This decrease was mainly due to a decrease of approximately 115,000 in tons of shipments of finished steel products and a 38.1% increase in the average cost per ton of steel products sold. Cost of sales as a percentage of net sales was 98% in 2022, compared to 87% in 2021.

Gross Profit

Our gross profit was Ps. 103 million in 2022 compared to a Ps. 1,057 million gross profit in 2021. This decrease was mainly due to a decrease of approximately 115,000 tons of shipments of finished steel product. As a percentage of net sales, our gross profit was 2% in 2022, compared to a gross profit of 13% in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 287 million in 2022, compared to Ps. 257 million in 2021.This increase was primarily due to the recording of additional provisions for salaries and benefits.

Administrative expenses as a percentage of net sales were 5% in 2022 and 3% in 2021. Depreciation and amortization expense were Ps. 237 million in 2022 compared to Ps. 270 million in 2021.

Other Income, Net

We recorded other income, net, of Ps. 1,016 million in 2022, compared to Ps. 454 million in 2021. This increase was primarily due to intercompany income, which is deleted in the consolidated results.

Interest Income

We recorded interest income of Ps. 30 million in 2022 compared to Ps. 0 million in 2021. This increase was primarily due to interest earned from suppliers, specifically American Electric Power.

Interest Expense

We recorded an interest expense of Ps. 56 million in 2022, compared to Ps. 61 million in 2021. This decrease was primarily due to lower fees on letters of credit.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 0 million in 2022 compared to a foreign exchange loss of Ps. 0 million in 2021.

Income Tax

In 2022, we recorded a tax provision of Ps. 88.7 million and an income tax profit provision. In 2021, we recorded a deferred income tax provision of Ps. 477 million.

Net Profit

We recorded a net profit of Ps. 718 million in 2022, compared to a net profit of Ps. 716 million in 2021. Our net income in 2022 is attributable mainly to a small increase in the average price of steel tons produced of 22.4% and a lower tax provision of Ps. 389 million than in 2021.

Brazil Segment

Comparison of Years Ended December 31, 2021 and 2022

Net Sales

Net sales decreased 2% to Ps. 17,377 million in 2022, compared to Ps. 17,726 million in 2021. This resulted principally from very small variations in the number of steel tons shipped and on the average price of finished steel products. Shipments of finished steel products decreased to 828,000 tons in 2022 compared to 857,000 tons in 2021 (including the shipment of the plants Cariacica and Itauna).

Cost of Sales

Our cost of sales increased to Ps. 12,344 million in 2022, compared to Ps. 11,471 million in 2021. This increase was primarily due to the rise in sales, which consequently led to higher costs. The average cost per ton of steel products sold increased by 11.3% compared to 2021. Cost of sales as a percentage of net sales was 71% in 2022, compared to 65% in 2021.

Gross Profit

Our gross profit was Ps. 5,033 million in 2022, compared to Ps. 6,254 million of gross profit in 2021. This decrease was primarily due to a reduction in the shipment of steel products in Brazil, along with an increase in costs. As a percentage of net sales, our gross profit was 29% in 2022, compared to 35% of gross profit in 2021.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 1,618 million in 2022 compared to Ps. 878 million in 2021. This increase was primarily as a result of higher technical administrative expenses, royalties and legal provisions. Administrative expenses as a percentage of net sales were 9% and 5% in 2022 and 2021, respectively.

Depreciation and amortization expenses were Ps. 0.9 million in 2022 compared to Ps. 2 million in 2021.

Other Expense, Net

We recorded other income net of Ps. 253 million in 2022, compared to Ps. 238 million in 2021. This increase was primarily due to the recognition of a tax benefit recorded in 2022.

Interest Expense

We recorded an interest expense of Ps. 384 million in 2022 compared to Ps. 96 million in 2021. This increase was primarily due to intercompany interest expenses, which are eliminated in our consolidated results.

Foreign Exchange Loss

We recorded a foreign exchange loss of Ps. 60 million in 2022, compared to a foreign exchange loss of Ps. 120 million in 2021. This decrease was primarily due to a depreciation of the Brazilian real against the U.S. dollar in 2022.

Income Tax

In 2022 we recorded an income tax provision of Ps. 645 million compared to Ps. 1,440 million of income tax provision in 2021. This decrease was primarily due to a tax benefit received in 2022.

Net Income (Loss)

We recorded a net income of Ps. 2,466 million in 2022, compared to a net income of Ps. 3,722 million in 2021. This decrease was primarily a result of higher administrative expenses and higher interest expenses.

B. Liquidity and Capital Resources

On December 31, 2023, our total consolidated debt was Ps. 5,102 million (U.S.$302 thousand) of 10.5% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent company Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. As of December 31, 2023, we had cash and cash equivalents of Ps. 23,584 million and as of December 31, 2022 we had cash and cash equivalents of Ps. 21,546 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2023, 2022 and 2021:

Principal Cash Flows

	Years ended December 31,
	2021	2022	2023
	(millions of pesos)
Funds provided by operating activities	8,387	8,790	4,263
Funds used in investing activities	(1,010)	(4,138)	(1,283)
Funds used in financing activities	(162)	2,235	(243)

Our net funds provided by operations were Ps. 4,263 million in 2023 compared to Ps. 8,790 million of net funds provided by operations in 2022. The decrease of Ps. 4,527 million in the net funds provided by operations between 2023 and 2022 originated mainly from operations. We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 1,283 million in 2023 compared to Ps. 4,138 million in 2022. In 2023 the acquisition of property, plant and equipment equaled Ps.2,493 million, we had interest income of Ps. 932 million and other non-current assets used for Ps. 302 million.

Our net funds used for financing activities in 2023 were Ps. 243 million, compared to Ps. 2,235 million used for financing activities in 2022. In 2023, there was a decrease of Ps. 89 million in the buy-back of our own shares, and we paid interest for Ps. 154 million.

Our net funds provided by operations were Ps. 8,790 million in 2022 compared to Ps. 8,387 million of net funds provided by operations in 2021. The increase of Ps. 403 million in the net funds provided by operations between 2022 and 2021 was primarily due to an increase in sales prices, which resulted in better performance and higher cash flow. We attribute our net funds used in investing activities primarily to fund the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 4,138 million in 2022 compared to Ps. 1,010 million in 2021. In 2022, the acquisition of property, plant and equipment was Ps.1,696 million, we had interest income of Ps. 446 million, we invested in short-term investments of Ps. 2,076 million, we had a loss in financial instruments of Ps. 779 million and other non-current assets used for Ps. 33 million. In 2021, the acquisition of property, plant and equipment was Ps.1,066 million, we had interest income of Ps. 66 million and other non-current assets used for Ps. 9 million.

Our net funds generated by financing activities in 2022 were Ps. 2,235 million, compared to Ps. 162 million used by financing activities in 2021. In 2022, we obtained Ps. 2,381 million in loans from related parties, there was a decrease of Ps. 90 million in the buy-back of our own shares and we paid interest for Ps. 56 million. In 2021, there was a decrease of Ps. 74 million in the buy-back of our own shares and we paid interest for Ps. 87 million.

As of December 31, 2023, we have the following material commitments:

On May 1, 2018, the Company entered into an agreement with ArcelorMittal S.A. in Brazil, for the acquisition of the steel production plants in Cariacica and ltauna and drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600,000 metric tons of billet per year and 348,000 metric tons of finished products. In 2023, 2022 and 2021, said plant has more than 800 employees in both periods and can produce rebar and light structural sections. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espirito Santo, on a land of more than 1,200,000 m2.

The ltauna unit has an installed capacity to produce 140,000 metric tons per year of finished products, being able to manufacture light structural profiles and rods. The plant is located in the city of ltauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte, in 2023 and 2022 it has 160 and 160 employees respectively. The factory was leased under a contract expiring in August 2020, however, upon expiration of said contract, the purchase of the Itaúna factory was formalized. With this acquisition, it is expected to have greater stability in the market.

Republic has leased certain equipment, office space and computer equipment under operating contracts that cannot be cancelled. These rents expired on various dates. During the years ended December 31, 2022 and 2021, no expenses were incurred related to income from these operations. There are currently no additional obligations beyond 2020.

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

On February 22, 2018, a contract was signed with Primetals Technologies of Italy, for the reconstruction of the rolling mill and the supply of a new reheating furnace for the Mexicali plant, which will increase capacity of finished product manufacturing from 17,500 to 22,500 tons per month. As of January 2021, steel bars are already being produced. Currently, some adjustments are being made to start the production of steel rods and steel profiles. The budget used for this project is U.S.$24 million (Ps. 492 million).

In order to maintain and increase the continuity and quality of the electric supply in all the Group’s plants, the scheme changed from Basic Supply (SSB) to Qualified Supply Service (SSC), with the provision of acquiring energy in the wholesale electricity market. This project only requires modernization of the set of equipment that records the consumption measurements of the electrical substations of each plant. We are seeking to achieve a more efficient, safe, clean and transparent electrical service and more competitive prices than our current costs. The cost of this project has been U.S.$1.415 million, as of October 2021. The modernization of the Mexicali plant is ongoing.

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

Our Brazil plants’ electric energy purchase agreements have been made with different termination dates. As of June 30, 2023 with the supplier NEWCOM for R$9.48 million, another agreement was celebrated with ENEL for R$17.05 million, with termination date on December 31, 2023. With energy supplier NEWCOM, we have a purchase agreement for R$ 33.9 million with a termination date on December 31, 2023. With energy supplier AMERICA, we have a purchase agreement for R$16.5 million, with a termination date on December 31, 2024. With energy suppliers SQUADRA we have a purchase agreement for R$ 7.650 million with a termination date on December 31, 2024 and an agreement for R$ 7.680 million with a termination date on December 31, 2025. We have three purchase agreements with CESP/AUREN for R$ 4.336 million, R$ 4.021 million, and R$ 3.981 million, with termination dates on December 31, 2024, 2025, and 2026, respectively. Additionally, we have six contracts with ENEL TRADING BRASIL S.A., two per year, valued at R$ 101.4 million, R$ 90.0 million, and R$ 90.9 million, also terminating on December 31, 2024, 2025, and 2026, respectively. Finally, with AES, we have three contracts, one per year, valued at R$ 60.1 million, R$ 56.3 million, and R$ 59.9 million, with the same termination dates of December 31, 2024, 2025, and 2026, respectively.

In 2021, Republic signed an agreement with SMS Group to purchase and build machinery in order to fulfill its contract with GV Do Brasil for the turn key project.

C. Research and Development, Patents and Licenses

The San Luis facilities brands are registered with the Mexican Institute of Industrial Property (“IMPI”) for the trademarks “SAN” and “Aceros San Luis.” The trademark “Grupo Simec” is registered with the IMPI. On October 11, 2017, Simec International 6, S.A. de C.V., concluded the registration of the patent “Fabricación de Aceros de Mecanizado Fácil con Plomo en la Máquina de Colada Continua” (Manufacture of Easy Machining Steels with Lead in Continuous Casting Machine) in the IMPI.

D. Trend Information

In the first nine months of 2024, net sales decreased by 23% as compared to the first nine months of 2023. Sales in tons of finished steel decreased by 6% in the first nine months of 2024 as compared to the first nine months of 2023. Prices of finished products sold in the first nine months of 2024 decreased by approximately 18% as compared to the first nine months of 2023.

Overall, in 2024, the market expects to experience a decline in sales, primarily driven by political changes and slightly cautious expectations. For the last quarter of 2024, we anticipate gradual price increases extending through January 2025. This trend is expected to develop progressively, and as the end of the year approaches, we may experience some product shortages, which could support price increases. From October onward, we expect to receive an additional number of orders. These trends or forecasts may materialize net sales, revenues, profitability, liquidity, or capital resources.

With the closure of our U.S. operations, we expect a positive impact on our overall financial performance. Historically, these operations have relied on subsidies from the Company, and their closure is anticipated to improve efficiency and reduce the financial burden on the Company and subsidiaries.

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

During 2022 and 2021, the Company invested in certain improvements in Republic Steel’s Lorain facility to be better prepared to reactivate the plant, with U.S.$5.5 million and U.S.$15.6 million recorded to construction-in-progress for the years ended December 31, 2022, and 2021, respectively. The construction-in-progress in the last three years amounted to U.S.$27.1 million. However, construction activities were paused as a result of the cessation of operations at the other U.S. facilities. The Company has property, plant, and equipment with a net book value of approximately U.S.$61.7 million (Ps. 1,194.6 million), U.S.$54.6 million (Ps. 1,120 million), and U.S.$41.5 million (Ps. 827 million) as of December 31, 2022, 2021, and 2020, respectively, pertaining to the Lorain, Ohio, facility, after recording an impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015 (the impairment charge did not impact the cash flows as it was not a cash expenditure). Management and experts further assessed if there were any impairments at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2023, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

In August of 2023, Republic Steel indefinitely ceased operations indefinitely in all of its U.S. plants (Canton, Solon, Massillon and Lackawanna), including due to deteriorating market conditions and operational costs in the U.S. Republic is the only producer of leaded steel in the U.S. and will continue servicing our customers from our plant in Tlaxcala, Mexico. For this reason, management has determined that its long-lived assets at such facilities may not be fully recoverable. Management performed an analysis of the fair value of the four facilities with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015.

As discussed in Note 9 to our audited financial statements included elsewhere in this Annual Report, the Company has Ps. $1,249,353 and Ps. $1,237,188 of physical coke stock inventory as of December 31, 2023 and 2022, respectively, which the Company used as raw material to supply the blast furnace at the Lorain facility. Management periodically evaluates the potential degradation of coke inventory and determines whether it remains suitable as blast furnace feedstock or alternatively for sale to other blast furnace steel mills. The factories located in the United States ceased operations in September 2023. The existing inventories in these plants amounted to Ps. $3,924,172 in the short term and Ps. $1,249,353 in the long term. At the end of the year, the coke inventories and a significant part of the other inventories were valued by an expert in the field.

		Net Tons	Metric Tons	U.S.$ Cost(1)		Cost U.S.$/MT		Market U.S.$/MT(2)		Market Value(1)
12/31/2020	Coke inventory	150,509	136,541	U.S.$	99,932,739.59	U.S.$	731.88	U.S.$	465.50	U.S.$	63,559,835.50
2021	Sale of Coke	325	295		0
12/31/2021	Coke inventory	150,184	136,246	U.S.$	99,716,832.59	U.S.$	731.88	U.S.$	469.00	U.S.$	63,899,374.00
2022	Sale of Coke	6,154	5,584		0
12/31/2023	Coke inventory	144,030	130,662	U.S.$	95,628,904.56	U.S.$	731.88	U.S.$	566.00	U.S.$	73,954,692.00

1)	In 2023, the applicable exchange rate was Ps. 16.89 per 1 U.S. dollar. In 2022, the applicable exchange rate was 19.36 per 1 U.S. dollar. In 2021, the applicable exchange rate was 20.52 pesos per 1 U.S. dollar.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2022 and 2023, there was no impairment charge to other intangible assets.

As of December 31, 2023, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

●	discount rate: 12.9%; and

●	sales: we estimate a decrease in sales volume of approximately 5% in 2024, mainly attributable to a decrease in volume due to the industries’ consolidation process. After 2024, no sales increases in volume terms are considered in the valuation model. For the years after 2023, we estimate only an increase in sales prices in line with estimated inflation.

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

New Accounting Pronouncements

International Financial Reporting Standards, interpretations and amendments, not yet in force.

There are a number of IFRS, interpretations and amendments that have been issued by the IASB and are effective for future accounting periods that the Company has elected not to early adopt.

The following amendments are effective as of January 1, 2024:

●	Amendment to IFRS 16: Liabilities on sale and leaseback transactions.

●	Amendment to IAS 1: Classification of liabilities as current or non-current.

●	Amendments to IAS 1: Non-current liabilities with covenants.

●	Amendments to IAS 7 (Cash Flow Statements) and IFRS 7 (Financial Instruments): Disclosures related to supplier financing arrangements.

The following amendment is effective as of January 1, 2025:

●	Amendment to IAS 21: Effects of changes in foreign exchange rates - Lack of exchangeability.

As of the date of this Annual Report, the Company is evaluating the impact that these modifications could have on its financial statements.

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

The current members of our board of directors were nominated and elected to such position at the 2023 general meeting of shareholders as proposed by Industrias CH held on April 21, 2023. We expect that Industrias CH will be in position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

The duty of loyalty requires our directors to preserve the information confidentiality received in connection with the performance of their duties and to abstain from discussing or voting on matters in which they have a conflict of interest. In addition, the duty of loyalty is violated if a shareholder or group of shareholders is knowingly favored or if, without the express approval of the board of directors, a director takes advantage of a corporate opportunity. The duty of loyalty is also violated, among other things, by (i) failing to disclose to the audit and corporate practices committee or the external auditors any irregularities that the director encounters in the performance of his or her duties or (ii) disclosing information that is false or misleading or omitting to record any transaction in our records that could affect our financial statements. Directors are liable for damages and losses caused to us and our subsidiaries for violations of this duty of loyalty. This liability also extends to damages and losses caused as a result of benefits obtained by the director or directors or third parties, as a result of actions of such directors.

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

In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Item 6— Committees” below.

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

Luis García Limón. Mr. García was born in 1944. He was our chief executive officer and is still a member of our board of directors since 2016. From 1982 to 1990 he was general director of Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”), from 1978 to 1982 he was Operation Director of CSG, from 1974 to 1978 he was general manager of Moly Cop and Pyesa, and from 1969-1974 he was Engineering Manager of CSG. In addition, from 1967 to 1969 Mr. García was the director of electrical installation of a construction company.

Rodolfo García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001, a member of our audit and corporate practices committee since 2001 and is an independent director for purposes of Mexican law. He has been the tax advisor of Industrias CH since 1991 and also serves as member of the board of directors of a group of retail stores since 1990.

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

Name	Position	Position Held Since
Mr. Sergio Vigil González	Chief Executive Officer	2024
Mario Moreno Cortez	Finance Coordinator	2012
Armando Rueda Granados	Chief Operating Officer	2021

Sergio Vigil González. Mr. Vigil was born in 1962. He is the chief executive officer of Industrias CH, which, together with its wholly-owned subsidiaries, currently hold approximately 1% of our series B shares. Mr. Vigil is also the chief executive officer of the Company since July 5, 2024. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

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

B. Compensation

For the years ended December 31, 2023, 2022 and 2021, we paid no compensation to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 113.7 million, Ps. 120.1 million and Ps. 78.3 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C. Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 21, 2023, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 21, 2023, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.” In accordance with the by-laws of Grupo Simec, the Audit and Corporate Practices Committee is made up exclusively of independent directors and a minimum of 3 members. The Chairman of said Committee is appointed by the Shareholders’ Meeting, and the rest of its members may be appointed by the Board of Directors.

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

Our audit and corporate practices committee met at least quarterly in 2023.

D. Employees

As of December 31, 2023, we had 4,260 employees (2,979 were employed at our Mexico facilities, of whom 1,615 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,260 were employed at our Brazil plants, of whom 1,174 were unionized). As of December 31, 2022, we had 5,092 employees (3,066 were employed at our Mexico facilities, of whom 1,408 were unionized, 625 were employed at Republic facilities, of whom 465 were unionized and 1,401 were employed at our Brazil plants, of whom 1,315 were unionized) compared to 5,331 employees (3,177 were employed at our Mexico facilities, of whom 1,524 were unionized, 815 were employed at Republic facilities, of whom 620 were unionized and 1,339 were employed at our Brazil plants, of whom 1,248 were unionized) in 2021.

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

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2026.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on March 1, 2025.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on April 1, 2025.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on January 30, 2026.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2024; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2026.

We have had good relations with the unions in our facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offered other benefits and pension plans to their employees prior to closing of the U.S. facilities. Republic’s benefit plans to its prior employees are described below.

Collective Bargaining Agreements

On October 23, 2023, Republic executed a shutdown agreement with the USW that terminated a collective bargaining agreement between Republic and the unionized employees at the now-shut down facilities in Canton, Solon, Massillon and Lackawanna. As of the date of the shutdown agreement, 18% of the company’s workers were insured through the collective bargaining agreement (compared to 70% in 2022 and 76% in 2021). Under the terms of the agreement, all benefits ceased on December 31, 2023. There were approximately U.S.$5.4 million severance payments, grievance payments and vacation payouts paid during the year ended December 31, 2023.

Defined Contribution Plans

Steelworkers Pension Trust

Prior to the closure of Republic’s facilities in Canton, Solon, Massillon and Lackawanna, Republic participated in the Steelworkers Pension Trust (SPT), a defined benefit multi-employer pension plan under the terms of the collective bargaining agreement. The Company obligations to the plan were based upon fixed contribution requirements. Republic contributed a fixed amount of U.S.$1.68 per hour for each covered employee’s contributory hours, as defined under the plan.

A complete withdrawal from the SPT has occurred due to closure of Republic’s facilities and the termination of the collective bargaining agreement. Under the SPT, Republic’s employer withdrawal liability is U.S. $8,345,769 payable in five quarterly payments to be paid beginning in April 2024. As of the date of this annual report, Republic is disputing the withdrawal liability under the SPT. If Republic’s claim against the payment of the withdrawal liability is successful, the liability would be reduced or potentially eliminated.

VEBA Benefit Trust

Prior to the closure of Republic’s facilities in Canton, Solon, Massillon and Lackawanna, Republic was required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2023, 2022 and 2021, the Company recorded expenses of U.S.$ 0.3, U.S.$ 0.3 million and U.S.$ 0.5 million, respectively, related to this benefits plan.

For the years ended December 31, 2023, 2022 and 2021, Republic recorded combined expenses of U.S.$ 2.7 million, U.S.$ 1.9 and U.S.$ 2.5 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

401(k) Plans

Prior to the closure of Republic’s facilities in Canton, Solon, Massillon and Lackawanna, Republic had a 401(k) defined contribution retirement plan that covered almost all the salaried and nonunion hourly employees. This plan is designed to provide retirement benefits through Company contributions and voluntary deferrals of employees’ compensation. The Company funded contributions to this plan each pay period, based on the participant’s age and years of service as of January first of each year. The amount of the Company contribution is equal to the monthly base salary multiplied by the appropriate percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of vesting service. In addition, employees were permitted to make contributions to this 401(k)-retirement plan through payroll deferrals. In this case, the Company provided a 25.0% matching contribution for the first 5.0% of payroll that an employee elected to contribute. Employees are 100% vested in both their and Republic matching 401(k) contributions.

For the years ended December 31, 2023, 2022 and 2021 the Company recorded expenses of U.S.$ 0.8 million, U.S.$ 1.1 million and U.S.$ 1.0 million, respectively, related to this defined contribution retirement plan.

Employees who were covered by the USW labor agreement are eligible to participate in the 401(k) defined contribution retirement plan through voluntary deferrals of employees’ compensation. There were no Company contributions or employer matching contributions relating to these employees.

E. Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76.19% of our series B shares. As of the date of this report, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 63% of the shares of Industrias CH. Other than Mr. Rufino Vigil, each director and member of senior management beneficially owns less than 1% of our series B shares. In addition, see Item 7.A. “Major Shareholders” for the beneficial share ownership of Industrias CH.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of October 25, 2024, we had 461,141,214 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares.

Industrias CH and its direct wholly-owned subsidiaries currently indirectly hold approximately 76.19% of our series B shares. As of the date of this report, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of the date of this report.

Name of Shareholder	Number of shares owned	% of shares owned

Industrias CH, S.A.B. de C.V	275,369,337	55.33%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	19.98%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.88%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.24%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.45%
Public Investors	73,535,391	14.78%
Treasury Shares	36,535,810	7.34%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

As of October 25, 2024, 461,152,904 series B common shares were held in Mexico by approximately 45 shareholders who were record holders in Mexico (several shareholders were not disclosed due to confidentiality) and 10 were ADS record holders in the United States. The ADSs represent 1,449,546 series B common shares.

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

Loans to Related Parties

Our related party transactions include loans made to the following related parties: Perfiles Comerciales Sigosa, S.A. de C.V. (“Sigosa”) and Industrias CH.

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

In the event that Sigosa fails to repay the outstanding balance, it will be paid by Industrias CH. As of December 31, 2023, there is a balance pending collection derived from loan interest for Ps. 125,612.

Other Loans to Related Parties

In 2017, we extended two loans to Industrias CH. The first loan was for U.S.$ 21.4 million, accruing interest at a rate of LIBOR plus 1%. The second loan was for Ps. 89.4 million, accruing interest at a rate of TIIE plus 1%. Interest accrues and will be paid upon the final repayment and termination of the loans. In 2018, we issued two additional loans to Industrias CH: the first was for U.S.$ 25.4 million at an interest rate of TIIE plus 1%, and the second was for Ps. 186.7 million at the same rate. Interest for these loans also accrues and is payable upon their final repayment and termination.

In 2019, the agreed interest rate for these loans was set at the equivalent of the Interbank interest rate plus one percentage point. The loans were issued in both U.S. and Ps. On January 1, 2022, an agreement was signed to convert the outstanding loan amounts into Mexican pesos. As of December 31, 2022, the total outstanding amount, including interest, was Ps. 959,153. In contrast, as of December 31, 2021, the outstanding amount was Ps. 858,510. The breakdown for 2022 includes a principal of Ps. 707,851, interest of Ps. 217,357, and VAT of Ps. 33,945, resulting in a total of Ps. 959,153. For 2021, the principal was Ps. 186,752, with interest of Ps. 59,054 and VAT of Ps. 9,449, totaling Ps. 255,255.

In September 2022, the Company extended a loan to Perfiles Comerciales Sigosa, S.A. of C.V. The outstanding principal and accrued interest on this loan was Ps.125,612 as of December 31, 2023, and as of December 31, 2022, the outstanding amount was Ps.145,910.

Loans from Related Parties

We have a loan from Sigosa, intended for investment in treasury bonds. The balances for the years ending December 31, 2023, 2022, and 2021 were Ps. 2,499 million, Ps. 2,381 million and Ps. 0 million, respectively. The interest derived from this investment, upon maturity, will be remitted to Sigosa.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2023, 2022 and 2021 such purchases totaled, Ps. 220.9 million, Ps. 253.9 million and 40.1 million, respectively. In addition, in 2023, 2022 and 2021 we sold Ps. 631.8 million, Ps. 392.5 million and 391.6 million, of steel products to Industrias CH and its affiliates, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arm’s-length basis.

As of December 31, 2023, we have accounts payable corresponding to the purchase of finished products from the following related parties: Ferrovisa, S.A. de C.V. in the amount of Ps. 0.6 million, Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps.4.1 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 2.8 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 7.9 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 3.8 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 13.3 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 0.5 million, Operadora Compañía Mexicana de Tubos, S.A. de C.V. in the amount of Ps. 6.9 million and other related parties in the amount of Ps. 2.4 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements is indefinite. Under the service agreement, in 2023, 2022 and 2021, we paid Ps. 133.9 million, Ps. 275 million and Ps. 113 million, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States. Such dumping rate was ratified in June 1, 2022. Following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant on February 2020 after we argued that there were deficiencies and adverse facts during the U.S. Department of Commerce’s revision process, a preliminary dumping rate of 6.35% was imposed and will be ratified in the first semester of 2023. On August 9, 2023 a dumping rate of 5.93% was published and imposed.

Legal Proceedings

United States

On February 13, 2017, the SEC notified us that it was conducting a non-public investigation into the Company in connection with our internal controls over financial reporting. Following an investigation by the SEC, we settled certain internal controls charges with the SEC on January 29, 2019. We agreed to retain an independent consultant to assist the Company in remediating its material weaknesses and to pay a civil monetary penalty in the amount of U.S.$200,000.

The SEC renewed its investigation focused on the Company’s disclosures and internal controls in 2022. On July 13, 2022, the Company received an oral “Wells Notice” (subsequently confirmed in writing on August 11, 2022) from the SEC’s Enforcement Division (“the Division”) stating that the Division had preliminarily determined to recommend an enforcement action to the Commission against the Company and several of its present and former officers and directors alleging violations of Securities Act Section 17(a); Exchange Act Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) and Rules 10b-5, 13a-1, 13a-13, and 13a-15; and providing false Sox 302 Certifications. A Wells Notice is a notice of an intent on the part of the Division staff to recommend an enforcement action and not a finding of wrongdoing. Upon receipt of a Wells Notice, the recipient is typically afforded an opportunity to present its positions to the Division before the Commission considers whether enforcement proceedings will be authorized or any finding by the Commission with respect to any wrongdoing. Any enforcement action would need to be approved by the Commission before formally being brought.

Following the Wells Notice, the Division sent multiple additional subpoenas to the Company focused on its investigation into potential violations of the above-cited securities laws, in connection with its Wells Notice, which is ongoing. The Company cannot predict the ultimate outcome of the investigation and any related legal and administrative proceedings which could include a variety of outcomes including the institution of administrative or civil injunctive proceedings against the Company and/or current or former employees and/or officers, the imposition of fines and other penalties, remedies and/or sanctions, and modifications to compliance programs and the Company’s framework for internal controls regarding financial reporting and information technology. We cannot accurately predict at this time when matters relating to the Inquiry will be completed, what actions may be taken by the Commission or the effect that such actions may have on our business, prospects, operating results and financial condition, any of which could be material.

The tax authorities in the U.S. and Canada have the right to review the previous three and four years of tax filings, respectively, and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Republic Steel has received tax assessment notices for the periods from January 1, 2009 to December 31, 2012, and from January 1, 2014, to September 30, 2018, totaling respectively, $1,631,827 (including interest) and $2,452,028 (including interest) The assessment was issued by the Ohio Department of Taxation following a sales and use tax audit. The Company disagrees with each assessment in its entirety and on November 7, 2022 filed a Memorandum in Support of its Petition for Reassessment with the Ohio Board of Tax Appeals. No resolution has been obtained from any of the appeals.

In September 2023, the Ohio Department of Taxation initiated a separate sales and use tax audit of Republic Steel, covering the period from July 2020 through June 2023. The audit is currently being reviewed by the Company, which is assessing the audit and following steps.

Our operations in the U.S. and Canada have been the subject of various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

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

The disposition of a stack estimated at 8,000 tons of material classified as hazardous for Federal purposes under the Resource Conservation and Recovery Act (the “RCRA”) was also considered for shipment to Mexico. The process began in early 2013, but to date they have been very slow to grant the permits. On April 9, 2015, a letter from the California Attorney General Department of Justice (Attorney General) was received pursuant to which PS was required, in the absence of obtaining permission from the Mexican authorities, to present a program for transporting the pile of contaminated soil classified as hazardous under the RCRA to an authorized confinement in the United States at the latest on April 22, 2015. This letter warned that PS must ship the stack no later than July 9, 2015, or risk DTSC proceeding with a civil lawsuit seeking the maximum amount of fines established by law and corresponding legal redress.

On April 21, 2015, PS sent a letter to the Attorney General explaining that the authorities in Mexico had not denied permission to the Company but had simply requested that it present its application in a different format, which had already been presented and reviewed by the authority on April 17, 2015.

On July 23, 2015, the Attorney General denied the extension requested by PS and demanded the immediate shipment of the stack classified as hazardous under the RCRA to an authorized landfill. PS began transporting the soil classified as hazardous under the RCRA on July, 29, 2015, and completed removal of the RCRA stack by September 12, 2015 with a total of 3,000 metric tons.

On January 5, 2016, the Attorney General and PS filed a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

●	PS must pay U.S.$138,000 as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all the required payments to DTSC as of December 31, 2017.

●	PS agreed to remove the stack classified as hazardous under the RCRA and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

●	After removing the stack classified as hazardous under the RCRA, the Company must take samples of the soil in the area where the stack of land was located. Samples were taken and the results indicate that the soil had pollution levels which, although not equal to those of the stack classified as hazardous under the RCRA, exceed the limits set by the State of California. On April 7, 2016, the Attorney General and DTSC demanded that the Company remove the soil 10 feet across and 2 feet deep on the perimeter of the area where the stack classified as hazardous under the RCRA land was located and dispose of it in an approved confinement. On August 5, 2016, DTSC informed PS that it did not need to remove the soil in the vicinity of the former stack classified as hazardous under the RCRA that exceeds California hazardous waste standards. Instead, PS and DTSC entered into a Tolling Agreement on August 10, 2016, which tolls for two years (until August 10, 2018) the statute of limitations for DTSC to challenge PS’s compliance with the Consent Judgment. This Agreement was extended in August 10, 2018, for an additional period of two years, effective December 2018 and ending August 10, 2020. This agreement was extended until August 10, 2021, when the DTSC decided not to extend it.

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

On June 29, 2023, BNSF filed a lawsuit against PS in the Southern District of California, alleging causes of action for performance, breaches of contracts, of the implicit covenant of goodwill faith and fair dealing, express contractual indemnification under federal common law and declaratory relief. As of the date of this annual report, the agreement is still in force.

As of the date of this report, we cannot estimate the costs of implementing the work plan of the provisional measures due to the uncertainty of whether BNSF or PS will implement the work and the DTSC authorizations to whom they designate and their approval date.

Environmental Liabilities

Republic has incurred and could in the future incur significant expenses related to environmental matters, including those arising from environmental compliance activities and remediation resulting from the historical waste management practices at Republic facilities. The reserve created as of December 31, 2023 and 2022 to cover probable environmental liabilities, as well as compliance activities amounts to U.S.$2.5 million, and U.S.$2.5 million respectively. The reserve includes the direct costs of remediation efforts and the costs of post-remediation follow-up The short- and long-term portions of the environmental reserve as of December 31, 2023 and 2022 for U.S.$1.0 and 1.5 million respectively, are included in other accounts payable and short-term accumulated liabilities and long term liabilities, respectively, in the consolidated statement of financial position.

In December 2023, the Environmental Protection Agency imposed a U.S.$700,000 civil penalty on Republic, payable in three equal installments, in connection with violations of the Clean Water Act at its Lorain and Canton facilities in Canton, Ohio. The civil penalty has been recorded as of December 31, 2023.

In a related Final Judgment and Consent Order signed on December 20, 2023 between the EPA and Republic, Republic certified that (i) it has completed the administrative orders on consent (“AOCs”) issued by the EPA, which include, among others, Republic submitting for EPA approval a plan for compliance with its NPDES permit, eliminating all unauthorized discharges, providing confirmation monitoring to ensure the unauthorized discharges have ceased, increasing monitoring and reporting, and submitting a stormwater corrective action plan; (ii) the Lorain Facility will remain idle with no current plans to resume activities; and (iii) the Canton Facility is permanently shut down with no intention to reopen.

On December 6, 2023, the Environmental Protection Agency and Republic signed a Consent Decree requiring the company to install certain security controls emissions at the Canton facilities, perform compliance testing and implement monitoring and related recordkeeping. The EPA imposed penalties of U.S.$0.001 million.

On February 1, 2024, the establishment of the Republic Canton Community Fund (the “Community Fund”) was announced. As part of the terms outlined in the Consent Order, Republic was required to pay $300,000 into the Community Fund. The funds are designated for cleaning residential properties impacted by dust accumulation and staining caused by Republic’s operations, or for other initiatives determined by the City of Canton, with input from the local community.

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

Item 9. The Offer and Listing

Our series B shares are listed on the Mexican Stock Exchange under the ticker symbol “SIMEC B” and the ADSs are listed on the NYSE American under the ticker symbol “SIM.” The ADSs are issued by The Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders from time to time of ADSs.

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

Voting Rights and Shareholders’ Meetings

Each series B share entitles its holder to one vote at any meeting of our shareholders. Each series B share would entitle its holder to one vote at any meeting at which holders of series B shares are entitled to vote. Holders of series B shares would be entitled to vote only on the following matters:

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

In our Ordinary Shareholders Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In our Ordinary Shareholders Meeting held on April 25, 2022, an increase in the reserve for repurchase of shares of Ps. 2,000 million was approved and the total reserve at April 25, 2022 amounts to 7,000 million. At December 31, 2021, we had 35,194,691 treasury shares. In 2021, we did not register a gain or loss in the repurchase of shares. At December 31, 2022, we had 35,573,326 treasury shares. In 2022, we did not register a gain or loss in the repurchase of shares. At December 31, 2023, we had 36,032,675 treasury shares. In 2023, we did not register a gain or loss in the repurchase of shares.

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

Other Provisions

Information to Shareholders. The Mexican Corporations Law establishes that companies, acting through their boards of directors, must annually present a report at a shareholder’s meeting that includes:

●	a report of the directors on our financial statements, as well as on the policies followed by the directors and on the principal existing projects;

●	a report explaining the principal accounting and information policies and criteria followed in the preparation of the financial information;

●	a statement of the financial condition of the company at the end of the fiscal year;

●	a statement showing the results of operations of the company during the preceding year, as well as changes in the company’s financial condition and capital stock during the preceding year;

●	a report of the chief executive officer on the operations of the company during the preceding year;

●	a report of the fulfillment of the company’s tax obligations of the last fiscal year;

●	a report of the Audit Committee with respect to the preceding year; and

●	the notes which are required to complete or clarify the above-mentioned information.

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

Independent Directors

The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies must be independent, but the Audit Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent. Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. The independent directors are required under our bylaws to meet as often as necessary to fulfill their responsibilities. Independent directors are not required under Mexican law or our bylaws to meet with the presence of non-independent directors and management.

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

Shareholders’ Suits

Pursuant to the Mexican Securities Market Law, only a shareholder or group of shareholders holding at least 5% of our outstanding shares may bring a claim against some or all our directors, secretary of the board of directors or relevant executives for violation of their duty of care or duty of loyalty. In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders. The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it. There is no requirement for the shareholder or group of shareholders to hold the shares for a certain time period in order to bring a claim.

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

The following summary contains a description of the material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the series B shares or ADSs by a U.S. Holder (as defined below) and the material Mexican federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the series B shares or ADSs by a non-Mexican Holder (as defined below).

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of the series B shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold series B shares or ADSs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding series B shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. Holder, nor does it address the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of series B shares or ADSs.

The summary is based upon the federal income tax laws of the United States and Mexico as in force as of the date of this Form 20-F, including the provisions of the income tax treaty between the United States and Mexico and protocol thereto (the “Treaty”), all of which are subject to change, possibly with retroactive effect in the case of U.S. federal income tax law.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of series B shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such series B shares or ADSs and that is fully eligible for benefits under the Treaty.

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

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the series B shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying series B shares that are represented by those ADSs. References to “shares” below apply to both series B shares and ADSs, unless the context indicates otherwise.

Mexican Tax Considerations

Taxation of Dividends

Under Mexican Income Tax Law provisions (Ley del Impuesto Sobre la Renta), dividends paid to non-Mexican holders with respect to the series B shares (including the shares represented by the ADSs) are not subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2023. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

Dividends or profits distributed by legal entities resident in Mexico that are paid to natural persons and persons residing abroad on profits generated since fiscal year 2014, are subject to an additional Income Tax rate of 10%. This additional tax will be withheld by the legal person who distributes the dividend and its payment is considered definitive. In this case, the rates established in the agreement to avoid double taxation between Mexico and the United States can be applied.

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2023, or at the rate mentioned above, as the case may be.

Taxation of Dispositions of Shares or ADSs

Gain on the sale or other disposition of ADSs by a U.S. Holder will generally not be subject to Mexican tax. Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30%for 2023 of gains realized from the disposition.

Under the Treaty, a U.S. Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition, and the value of those shares does not derive mainly from immovable property located in Mexico. Specific formalities apply to claim such treaty benefits.

U.S. Federal Income Tax Considerations

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distributions paid with respect to the series B shares or the ADSs (including any amounts withheld for Mexican taxes), to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of series B shares, or the date the depositary receives the dividends, in the case of shares represented by ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

The U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares will be treated as qualified dividends if:

●	the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. As discussed in more detail below under “—Passive Foreign Investment Company Status,” based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions of Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

If a U.S. Holder sells or otherwise disposes of our series B shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the series B shares or ADSs.

A U.S. Holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the series B shares or ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, series B shares or ADSs.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities transactions. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds series B shares or ADSs.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

If we are a PFIC for any taxable year in which you hold series B shares or ADSs, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter) and gain that you recognize on the sale of your series B shares or ADSs. Under these rules (a) the excess distribution or gain will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

You may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark your series B shares or ADSs to market. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares. In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our series B ordinary shares would be so treated. A mark-to-market election cannot be made for any Lower-Tier PFICs unless the shares of such Lower-Tier PFICs are themselves “marketable.” As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

Investors are encouraged to consult their own tax advisors as to our potential status as a PFIC, the tax consequences to them of such status, and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding Tax and Information Reporting

Dividends paid to, and proceeds from a sale or other disposition by, a U.S. Holder in respect of the series B shares or ADSs generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we have in the past, and may in the future, used derivative financial instruments, which consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. As of December 31, 2023, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2023 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 200 basis point increase in interest rates and a 13% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2023. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 200 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

Our primary foreign currency exchange rate exposure relates to our debt securities as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 13% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.75 million (U.S.$0.04 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2023 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2024. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.  Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges

The Bank of New York Mellon serves as the depositary for our ADSs and our American Depositary Receipts. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	Up to U.S.$5.00 per 100 ADSs (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect
Cash distribution fees	U.S.$0.02 or less per ADS
Depositary services	U.S.$0.02 or less per ADS

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2023.

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

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control - Integrated Framework. Based on its assessment and those criteria, our management determined that internal controls over financing reporting were effective on December 31, 2023.

During their audit of Republic Steel, our external auditors for that subsidiary, Doeren Mayhew CPA, a member of Moore Global Network, identified a material weakness relating to several journal entries and reclassification adjustments related to accounts receivable; property, plant and equipment; inventories; accounts payable; accrued liabilities; intercompany and related party balances; income taxes; and lease accounting. According to our auditors for Republic Steel, certain transactions were not properly recorded in subsidiary ledgers and timely reconciliations of account balances were not performed due to the lack of appropriate personnel within the accounting function, the net effect of which decreased net earnings at Republic Steel by approximately $6,300,000. Although our auditors for Republic Steel identified such a material weakness for Republic Steel, we determined alongside our auditors for Grupo Simec that there was no material weakness at the consolidated entity level.

C.	Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo SIMEC S.A.B. de C.V. and subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows of the Company, and our report dated October 25, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

Marcelo de los Santos y Cía, S.C.

Member of Moore Global Network Limited

/s/ Carlos de los Santos Anaya, C.P.A.

San Luis Potosí, S.L.P., México

October 25, 2024

D.	Changes in Internal Control Over Financial Reporting

There were no changes in internal control during 2023.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2022 and 2023, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2023.

Audit Fees. We paid Ps. 14.3 million (U.S.$0.85 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2023, which are included in this annual report. In 2022, we paid Ps. 13.2 million (U.S.$0.68 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2022. In 2021, we paid Ps. 12.3 million (U.S.$0.6 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2021.

We paid Ps. 3.8 million (U.S.$0.22 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C. a practice member of Moore Global Network Limited, in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2023. In 2022, we paid Ps. 6.6 million (U.S.$0.34 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C., in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2022. In 2021, we paid Ps. 6.6 million (U.S.$0.32 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C., in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2021.

We paid Ps. 2.2 million (U.S.$0.13 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2023. We paid Ps. 2.2 million (U.S.$0.11 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2022.We paid Ps. 0.7 million (U.S.$0.04 million) in fees to Moore Lima Lucchesi in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2021.

Audit Related Fees. In 2023 and 2022, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2023 and 2022, we did not incur any expenses associated with tax compliance.

Other Fees.

In 2023, we incurred fees of Ps. 1.9 million (U.S. $0.11 million) to Marcelo de los Santos y Cia., S.C. for services related to compliance with regulations established by the Public Company Accounting Oversight Board (PCAOB). These services were essential for ensuring adherence to PCAOB standards in our financial reporting processesOther Fees.

We paid no other fees to Moore Global Network Limited or Moore Global Prisma in 2023 and 2022.

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

The Audit Committee approved all services incurred in 2022 and 2023, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2023.

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

Quorum Requirements and Shareholders’ Approval. The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE American is required to state its quorum requirement in its by-laws. In compliance with Mexican law, shareholders representing 50% of our capital stock must be present to conduct business at the first call for ordinary shareholders meetings, dealing with general matters. If a quorum is not reached, there is no minimum quorum requirement for a second or subsequent call. Resolutions approved at ordinary shareholders’ meetings are valid when approved by a majority of the shares present. On the other hand, shareholders representing 75% of our capital stock must be present to conduct business at the first call for extraordinary shareholders meeting dealing with modifications to our by-laws. If a quorum is not reached, shareholders representing 50% of our capital stock must be present at the meeting in a second or subsequent call. Resolutions at extraordinary shareholders meetings are valid if approved by shares representing more than 50% of our capital stock. However, resolutions regarding the (i) quorum requirements, (ii) minority shareholders’ rights, (iii) merger, spin-off and conversion are valid if approved by at least 75% of our capital stock. Furthermore, resolutions regarding our registration with the National Securities Registry (Registro Nacional de Valores) are valid if approved by at least 95% of our capital stock. Class II Series “L” Shares, representative of our capital stock with limited economic and corporate rights, are not taken into account when determining the quorum at the general shareholders’ meeting. Currently there are no Class II Series “L” Shares outstanding. In addition, under Mexican law, we may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of our outstanding shares, as would be required in certain circumstances by the NYSE American Company Guide.

Code of Conduct and Ethics. In compliance with Mexican law, we have a code conduct and ethics for our directors or executive officers. Also, our directors’ and executive officers’ conduct is subject to applicable provisions of the Mexican Securities Market Law and the regulations issued by the CNBV.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes.

Our cybersecurity risk management processes include the following:

●	Conforming our cyber practices to internationally established cybersecurity frameworks. Our information systems processes and practices are aligned with established frameworks, such as COBIT, developed by ISACA for the governance and management of information technology. Additionally, we are in the process of implementing the NIST Cybersecurity Framework to further enhance our security posture.

●	Utilizing material components in our cybersecurity framework, such as employing multifactor authentication for accessing security consoles, ensuring an additional layer of protection. We have implemented next-generation firewalls and integrated vulnerability testing with our antivirus solution to enhance overall system security. Furthermore, we have deployed both software and hardware backup solutions to safeguard data. In addition, we utilize identity and brand protection services, which include continuous web monitoring to detect and prevent fraudulent activities, such as fake websites aimed at impersonation.

●	Involving a six person team responsible for day-to-day cybersecurity related matters, including local IT Managers who are granted access to cybersecurity devices and consoles, ensuring hands-on management and control. Additionally, we maintain agreements with hardware and software providers to support our IT infrastructure. We have implemented a comprehensive Business Continuity Management Plan, which includes an Incident Management Plan, a Business Continuity Plan, and a Disaster Recovery Plan. As part of our documentation process, we utilize Business Impact Analysis questionnaires that outline critical activities, involved teams, and necessary resources. Furthermore, we maintain a Risk Matrix specifically designed to support business continuity efforts.

●	Conducting annual cybersecurity awareness training for employees involved in our systems. Each year, we hold a meeting with critical departments within the organization to conduct tests of our Disaster Recovery Plan and Business Continuity Plan. During these sessions, we review and update our Risk Matrix to ensure it reflects any changes or new risks. We also emphasize the importance of email security, particularly in identifying and preventing phishing attacks. Teams receive training on their specific roles, participate in the tests, collect all relevant information related to the exercise, and conclude with a debrief meeting to discuss results and formulate action plans for improvement.

●	Maintaining a robust incident response plan, which is activated when a critical event occurs, is essential to ensuring business continuity and minimizing disruption. Based on our Disaster Recovery Plan, our Incident Management Committee convenes to execute the action plan. The team gathers in the Crisis Room, where all members are briefed on the situation and the necessary steps for responding and communicating with the broader organization. Our IT team conducts a thorough analysis and implements the required actions to resolve or mitigate the issue, while a communication coordinator ensures timely updates are delivered as per the agreed schedule. The escalation process follows the established resolution matrix, ensuring that issues are addressed according to their severity. This Committee remains in charge of managing all steps until the incident is fully resolved and closed.

●	Regularly reviewing, testing, updating, and approving cybersecurity processes by conducting penetration testing, vulnerability scanning, and attack simulations is a key part of our security strategy. Our IT team has access to firewall and endpoint security systems to review logs and ensure all applications remain up-to-date. In accordance with our support policy, third-party partners are also authorized to perform these tasks. They assist in reviewing incidents and coordinating the scheduling of updates or new releases to ensure our systems are continuously protected and optimized.

We also engage third-party experts to evaluate the structure and test the effectiveness of our processes, as well as to provide ongoing training. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks associated with our use of third-party service providers. Our risk management program includes continuous monitoring, assessments, and compliance with industry best practices to mitigate potential vulnerabilities.

We maintain technical support agreements with service providers that cover essential aspects such as software licensing, configuration, upgrades, and necessary changes, supplementing any internal training initiatives. In addition, have implemented a comprehensive Business Continuity Management Plan, developed in collaboration with a third-party service provider, and supported by both internal and external audits, in coordination with our legal team.

Both our purchasing and IT departments regularly evaluate the competency and qualifications of third-party partners. These providers are required to demonstrate high levels of expertise and hold relevant technical certifications.

Our business strategy, results of operations, and financial condition have not been materially affected by cybersecurity threats, including previous cybersecurity incidents. However, we cannot provide assurance that such risks, or any future material cybersecurity incidents, will not have a significant impact in the future.

For instance, in 2021, one of our branch offices experienced a ransomware attack that targeted Microsoft Windows servers. Although this incident did not materially affect our operations, as the servers were quickly restored from backups and our ERP system remained functional throughout, it underscores the potential risks. The action plan involved isolating each affected server for a comprehensive inspection and cleanup, followed by the full replacement of our perimeter and endpoint security solutions before the servers were brought back online. While we successfully mitigated the immediate risk, this event illustrates the importance of continued vigilance, as future incidents may not be as contained or without impact.

Governance

Board of Directors and Management

The Board of Directors holds primary responsibility for overseeing risks related to cybersecurity threats. To fulfill this responsibility, the board is regularly advised by outside counsel on best practices for cybersecurity oversight and improvement, as well as on material legal and legislative developments in this area. Additionally, the Audit Committee is specifically charged with overseeing data privacy and cybersecurity risks. Management keeps the board informed through updates on strategic key indicators, ongoing cybersecurity initiatives, and significant incidents, including their potential impact on the organization. Members of the board remain actively engaged and stay informed of the rapidly evolving cyber threat landscape to ensure the company is prepared to address emerging risks.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19. Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, translated into English (incorporated herein by reference to Exhibit 1.1 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on May 18, 2022).

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Shares.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Shares.

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of significant subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.

***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Sergio Vigil González
Sergio Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: November 15, 2024

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated October 25, 2024 expressed an unqualified opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. For each critical issue in our audit, we describe how the issue was addressed in the context of our audit.

Possible impairment of the value of the assets of the plants located in the United States, derived from the cessation of their operations.

Description of key audit matter

As disclosed in Note 2 to the consolidated financial statements, the plants located in the United States ceased operations in September 2023, this cessation of the plants required professional judgment to determine the value of the assets these plants had and whether there was a possible impairment that had to be recorded.

How our audit approached the matter

The Company hired experts to perform appraisals of the plants and inventories held by the Company at the end of the year, and also performed an analysis of the portfolio held at the end of the year, on which an allowance for expected credit losses was additionally created. Our audit procedures included the evaluation of the criteria related to the determination of the appraised values, as well as the criteria used for the creation of the allowance for expected credit losses; our audit procedures consisted, among others, of the following:

We obtained knowledge, evaluated the design and tested the operating effectiveness of controls related to the assessment of possible impairment, including the increase to the estimate of expected credit losses, reviewed that all assets were included, as well as the reasonableness of the criteria used for the valuation of plant, inventories and the portfolio. The fair values determined by the experts were higher than the recorded values; therefore, no impairment adjustment was necessary.

Impairment of goodwill and intangible assets with indefinite lives

Description of key audit matter

As disclosed in note 12 to the consolidated financial statements, the net value of goodwill amounts to $1,814,160 thousand pesos and additionally, as disclosed in the same note, the rights to use the SAN42 trademark (the Trademark) has been identified as an intangible asset with an indefinite useful life with a value of $329,600 thousand pesos. This goodwill and intangible asset come from the acquisition in 2008 of Corporación Aceros, D.M., S.A. de C.V. and subsidiaries (Grupo San). These assets are reviewed annually for possible impairment at the level of Grupo San, the cash generating unit to which they belong. For the annual impairment assessment, it is necessary to estimate the value of Grupo San; the estimated value is calculated by determining the present value of the expected future cash flows of Grupo San.

How our audit approached the matter

The Company performed the technical estimate of value in use. Our audit procedures included evaluating the criteria related to the determination of the value in use of the cash-generating unit and that these were consistent with those used in prior periods; our audit procedures consisted of, among others, the following:

We obtained knowledge, evaluated the design and tested the operating effectiveness of controls related to the impairment assessment, including testing the process used to develop the estimate of the cash-generating unit’s value in use; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of the underlying data used in the model; and evaluating the significant assumptions used, including sales volumes and prices, production costs and the growth rate for the year; involved assessing whether the assumptions used were reasonable considering (i) the current and past performance of the cash-generating unit (ii) consistency with business and industry data, and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

Marcelo de los Santos y Cía., S.C.	San Luis Potosí, S.L.P., México October 25, 2024
Member of Moore Global Network Limited

/s/ Carlos de los Santos Anaya, C.P.A.

We have served as the Company’s auditor since 2016.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2023 and 2022

(In thousands of Mexican pesos)

	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents	6	$23,584,335	$21,546,386
Trade receivables, net	7	5,679,574	6,633,415
Related parties’ receivables	20	108,183	104,803
Recoverable taxes	8	858,924	404,922
Other receivables		469,155	563,590
Prepaid expenses		831,688	1,479,560
Inventory	9	10,203,810	12,791,311

Total current assets		41,735,669	43,523,987

Non-current related parties’ receivables	20	648,281	648,281
Non-current loans to related parties	20	1,169,930	1,105,063
Non-current inventory, net	9	1,519,929	1,488,819
Property, plant and equipment, net	10	17,953,857	16,782,893
Investments in financial instruments	11	1,461,865	1,758,605
Intangible assets and other non-current assets, net	12	2,298,081	2,325,255
Total of active not circulating		25,051,943	24,108,916
Total assets		$66,787,612	$67,632,903

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	13	$5,102	$5,847
Accounts payable trade	14	7,443,227	9,410,419
Related parties payable	20	2,755,255	2,692,456
Other accounts payable and accrued liabilities	14	438,664	697,631
Payable tax		1,578,000	941,294
Income tax		750,639	1,405,994

Total current liabilities		12,970,887	15,153,641

Non-current liabilities:
Employee benefits	15	185,174	169,375
Deferred income tax	16	3,823,686	4,223,149
Other liabilities		2,400	92,362

Total Non-current liabilities		4,011,260	4,484,886

Total liabilities		16,982,147	19,638,527

Contingencies and Commitments	25 and 26	-	-

Stockholders’ equity:	17
Capital stock		2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		42,384,854	38,101,948
Reserve for repurchase and recoloration of shares		2,644,680	2,733,722
Accumulated Other comprehensive income (loss), net	19	(2,656,411)	(286,442)

Total controlling interest		49,780,624	47,956,729
Non-controlling interest	18	24,841	37,647

Total stockholders’ equity		49,805,465	47,994,376

Total liabilities and stockholders’ equity		$66,787,612	$67,632,903

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos, except income per share figures)

	Note	2023	2022	2021

Net sales		$41,139,248	$54,159,247	$55,620,356
Cost of sales	21	(31,100,106)	(39,683,861)	(39,968,186)

Gross profit		10,039,142	14,475,386	15,652,170

Administrative expenses	21	(2,317,058)	(2,456,700)	(2,042,642)
Other income (expense), net	22	(119,546)	71,845	(77,406)
Interest income and dividends		931,866	445,879	65,948
Interest expense		(153,729)	(56,352)	(87,445)
Gain (Loss) on financial instruments		64,436	(778,649)	0
Foreign exchange loss, net		(2,431,000)	(540,828)	325,011
Income before income taxes		6,014,111	11,160,581	13,835,636

Income taxes	16	(1,739,998)	(3,299,522)	(4,389,769)

Net income for the year		4,274,113	7,861,059	9,445,867

Other comprehensive income:
Translation effects of foreign subsidiaries		(2,663,542)	(1,259,355)	(589,961)
Other stock instruments	19	289,560	(317,267)	0

Total other comprehensive income for the year.		(2,373,982)	(1,576,622)	(589,961)

Comprehensive income for the year, net of tax		$1,900,131	$6,284,437	$8,855,906

Net income attributable to:
Controlling interest		$4,282,906	$7,862,671	$9,444,208
Non-controlling interest		(8,793)	(1,612)	1,659

Net income for the year		$4,274,113	$7,861,059	$9,445,867

Comprehensive income for the year attributable to:
Controlling interest		$1,912,937	$6,287,951	$8,850,755
Non-controlling interest		(12,806)	(3,514)	5,151

Comprehensive income for the year		$1,900,131	$6,284,437	$8,855,906

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		461,741	462,375	462,810

Earnings per share for net income for the year attributable to controlling interest (expressed in pesos)	4-n	$9.28	$17.00	$20.41

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Reserve repurchase and recoloration of shares	Accumulated Other comprehensive income (loss), net (Note 19)	Total controlling Interest	Non- controlling Interest	Total stockholders’ equity
Balance at January 1, 2021	$2,832,268	$4,575,233	$20,795,069	$2,898,348	$1,881,731	$32,982,649	$36,010	$33,018,659

Repurchase of own capital stock, net				(74,497)		(74,497)		(74,497)

Comprehensive income (loss)			9,444,208		(593,453)	8,850,755	5,151	8,855,906
Balance at December 31, 2021	$2,832,268	$4,575,233	$30,239,277	$2,823,851	$1,288,278	$41,758,907	$41,161	$41,800,068

Repurchase of own capital stock, net				(90,129)		(90,129)		(90,129)
Comprehensive income (loss)			7,862,671		(1,574,720)	6,287,951	(3,514)	6,284,437

Balance at December 31, 2022	$2,832,268	$4,575,233	$38,101,948	$2,733,722	$(286,442)	$47,956,729	$37,647	$47,994,376

Repurchase of own capital stock, net				(89,042)		(89,042)		(89,042)
Comprehensive income (loss)			4,282,906		(2,369,969)	1,912,937	(12,806)	1,900,131

Balance as of December 31, 2023	$2,832,268	$4,575,233	$42,384,854	$2,644,680	$(2,656,411)	$49,780,624	$24,841	$49,805,465

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Mexican pesos)

	2023	2022	2021

Operating activities:
Net income for the year	$4,274,113	$7,861,059	$9,445,867
Adjustments for:
Depreciation and amortization	1,035,244	1,116,872	1,175,108
Employee benefits	16,116	6,532	979
Interest income from investing activities	(931,866)	(445,879)	(65,948)
(Gain) Loss in financial instruments	(64,436)	778,649	0
Interest expense from financing activities	153,729	56,352	87,445
Income tax	1,739,998	3,299,522	4,389,769
	6,222,898	12,673,107	15,033,220

Changes in operating assets and liabilities:
Decrease (Increase) in Trade receivables	653,286	(440,424)	(1,807,289)
Decrease (Increase) in Related parties’ receivables	(68,247)	(69,476)	(78,941)
Decrease (Increase) in Inventory	1,608,776	(1,541,781)	(2,715,001)
(Increase) in other receivables, recoverable taxes and prepaid expenses	(74,814)	(204,519)	(31,192)
(Decrease) Increase in Accounts payable trade	(2,187,193)	2,375,610	836,406
Increase (Decrease) in Related parties’ payables	62,799	(8,453)	(38,598)
Increase (Decrease) in Accounts payable other and accrued liabilities and taxes other than income taxes	(1,954,210)	(3,834,758)	(2,811,273)

Net cash flows provided by operating activities	4,263,295	8,949,306	8,387,332

Investing activities:
Acquisition of property, plant and equipment	(2,492,673)	(1,696,485)	(1,066,422)
Decrease (increase) in other non-current assets	301,913	(32,758)	(9,199)
Acquisition of other equity instruments	(88,642)	(2,075,872)	0
Gain (Loss) on financial instruments	64,436	(778,649)	0
Interest income collected	931,866	445,879	65,948

Net cash flows (used) by investing activities	(1,283,100)	(4,137,885)	(1,009,673)

Financing activities:
Loan from related parties	0	2,381,464	0
Repurchase and placement of own capital stocks, net	(89,041)	(90,129)	(74,497)
Interest expense	(153,729)	(56,352)	(87,445)
Net cash flows used (provided) in financing activities	(242,770)	2,234,983	(161,942)

Increase in cash and cash equivalents	2,737,425	7,046,404	7,215,717

Cash and cash equivalents at beginning of year	21,546,386	15,130,192	7,727,698

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(699,476)	(630,210)	186,777

Cash and cash equivalents at end of year	$23,584,335	$21,546,386	$15,130,192

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2023, 2022 and 2021

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

The main activity of Grupo Simec, S.A.B. de C.V. and its subsidiaries (Simec or the Company) is manufacturing, processing and distribution of steel and steel alloys products in Mexico, the United States (USA) and Brazil.

Shares of the Company are listed on the Mexican Stock Exchange (BMV) and the Company´s American Depositary Receipts are listed on the New York Stock Exchange (NYSE).

2.	Significant events

a.	On June 11, 2021, a contract was signed for the purchase of fixed assets from Kobelco, for USD $10.0 million, for wire production, located in Silao Guanajuato. (CHQ Wire Mexico, S.A. de C.V.)

b.	In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon Ohio and Lackawanna, New York effective September 2023, indefinitely due to various economic factors, including deteriorating market conditions and operational costs. Republic Steel will continue servicing its customers from its plant in Tlaxcala, Mexico. For this reason, management has determined that its long-lived assets at such facilities may not be fully recoverable. Management performed an analysis of the fair value of the four facilities with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015.

3.	Application of new and amended standards and interpretations and standards not in force yet

The consolidated financial statements of Grupo Simec, S.A.B. de C.V. and its Subsidiaries for the periods presented have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also includes all current International Accounting Standards (IAS), in force, as well as all related interpretations issued by the IFRS Interpretations Committee (IFRIC), including those issued previously by the Standing Interpretations Committee. The company applied the effective IFRS as of December 31, 2023.

International Financial Reporting Standards, interpretations and amendments, not yet in force.

There are a number of IFRS, interpretations and amendments that have been issued by the IASB and are effective for future accounting periods that the Company has elected not to early adopt.

The following amendments are effective as of January 01, 2024:

●	Modification to IFRS 16 - Liability on a sale and leaseback.

●	Modification to IAS 1 - Classification of liabilities as current or non-current.

●	Modifications to IAS 1 - Non-current liabilities with agreements.

●	Modifications to IAS 7 - Cash flow statements and IFRS 7 Financial instruments - Disclosures of supplier financing agreements.

The following amendments are effective as of January 01, 2025:

Modifications to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability.

Simec is evaluating the impact that these changes could have on its financial statements.

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

As of December 31, 2023, and 2022, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
	2023	2022
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (7)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V. (7)	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (7)	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (7)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (7)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	95.10%
Grupo Chant, S.A.P.I. de C.V.	99.99%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%
Gases Industriales de America, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5) (7)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4) (7)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.

(2)	Companies located in Brazil.

(3)	ICH owns 0.59% of the shares in this company at December 31, 2023.

(4)	Companies established in the United States, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

(7)	Companies that have lost the entire capital stock, except Procesadora Mexicali, S.A. de C.V. and Aceros Especiales Simec Tlaxcala, S.A. de C.V. which only have lost 2/3 of their capital stock.

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2023	16.89
Current exchange rate as of December 31, 2022	19.36
Average exchange rate for the year ended December 31, 2023 (*)	17.77
Average exchange rate for the year ended December 31, 2022 (*)	20.12
Current exchange rate as of October 25, 2024	19.93

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations - Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

c.	Cash and cash equivalents and temporary investments - Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consist in temporary investments referred to as short-term fixed income investments whose original maturity is less than three months. These investments are reported at cost plus accumulated interest. The value so determined approximates their fair value.

Temporary investments in equity instruments are measured at the fair value prevailing at the date of the financial statements. Subsequent changes in the fair value are recognized in profit or loss.

d.	Estimates for expected credit losses - The Companies recognize an estimation for expected credit loss, based on the historical experience of credit losses in their accounts receivable, current conditions and reasonable and sustainable forecasts of the different quantifiable future events that could affect the amount of future cash flows for recovering accounts receivable. The determination of the estimate is aligned with the criteria established in IFRS 9, “Financial instruments”.

e.	Inventories and cost of sales - Inventories are stated at the lower of cost or net realizable value. The cost allocation formula used is the average cost. The cost includes acquisition costs of materials, labor and overhead costs related to manufacturing, based on normal activity levels. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and other necessary to make the sale. Which is recorded in the statement of financial position and it´s counterpart account in administration expenses.

The Company classifies raw material inventory in the Consolidated Statements of Financial Position based on its expected consumption period, presenting as long-term inventories those which in accordance with historical data and production trends will not be consumed in the short-term (one year).

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 130,662 metric tons (MT) of coke inventory valued at 1,249 million Mexican pesos (average of USD$ 566.0/MT) on hand at December 31, 2023 and 136,246 MT of coke inventory valued at 1,237 million Mexican pesos (average of USD$ 469/MT) on hand at December 31, 2022 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

m.	Retirement benefit cost - Contributions to termination benefit plans and defined contribution plans are recognized as expenses at the time employees have provided the services that entitle them to the contributions.

The retirement benefit liability is determined considering the present value of the defined benefit obligation at the date of the statement of financial position. The remunerations included in the determination of this liability correspond to seniority premiums for retirement. Actuarial gains and losses are charged or credited to the results of the year. Both the retirement benefit liability and the corresponding net costs of the period are determined according to the projected unit credit method based on projected salaries, using for this purpose certain assumptions and hypotheses determined by independent actuaries.

The employee benefit obligations recognized in the consolidated statement of financial position represent the present value of the defined benefit obligation.

Prior to the cessation of operations of the Republic plants, Republic operated a number of employee benefit plans. Contributions to these benefit plans were either contractually determined by the terms of a collective bargaining agreement with the United Steelworkers union or were under the terms of a defined contribution plan. Accordingly, the company paid fixed contributions to separate entities and included them in the expense of the period in which employees performed services that entitled them to benefits.

n.	Earnings per share - Income per share is calculated by dividing net income or loss related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes - Income taxes represent the sum of the tax currently payable and deferred taxes.

-	Current tax - The Company incurs Income Tax (ISR) (See note 15) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax - Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

a.	Critical accounting judgments - The following are the critical judgments in the application of accounting policies, apart from those involving estimations, that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

-	Functional currency - The Company’s management has evaluated all the indicators that in its opinion are relevant and has concluded that the Company’s functional currency is the Mexican Peso. Likewise, the Company has concluded that the functional currency of the companies located abroad are those mentioned in Note 4-a.

b.	Key information for estimates - The following are the key assumptions, and other key sources of estimation at the consolidated balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the following financial year.

-	Allowance for expected credit losses - The practice of creating an allowance for expected credit losses at the balance sheet date is followed to show the possible losses resulting from the inability of customers to pay their corresponding debts. The Company calculates the estimate taking into account the historical experience of credit losses on its accounts receivable, current conditions and reasonable and supportable forecasts of the different quantifiable future events that could affect the amount of future cash flows to be recovered from accounts receivable.

-	Net realizable value of inventory - At each balance sheet date, professional judgment is used to determine any impairment in inventory. Inventory is considered as impaired when its carrying value is higher than its net realization value.

-	Impairment of long-lived assets in use - Management applies professional judgment at each balance sheet date to determine whether the long-lived assets in use are impaired. Long-lived assets in use are impaired when the carrying value is greater than the recoverable amount and there is objective evidence of impairment. The recoverable amount is the present value of the discounted future cash flows that will generate during the remaining useful life, or liquidation value (fair value).

-	Estimating useful lives and residual values of property, plant and equipment - As described in Note 4 f, the Company reviews the estimated useful life and residual values of property, plant and equipment at the end of each annual reporting period.

-	Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

-	Employee Benefits - The valuation of employee benefits is carried out by independent actuaries based on actuarial studies. Among others, the following assumptions, which can have an effect are used:(i) discount rates, (ii) the expected growth rates of wages and (iii) turnover rates and mortality recognized tables.

A change in the economic, employment and fiscal conditions could modify the estimates.

-	Contingencies - The Company is subject to transactions or contingent events for which it uses professional judgment in the development of estimates of probability of occurrence. Factors that are considered in these estimates are the current legal situation at the date of the estimate and, the opinion of the legal advisers.

-	Deferred income tax assets - The Company reviews the carrying amounts at the end of each reporting period and reduces deferred income tax assets to the extent that it is not probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Company will generate sufficient taxable profit to allow all or part of its deferred income tax assets to be realized.

-	Valuation of financial instruments - The Company sometimes contracts derivative financial instruments (gas swaps), and the valuation techniques that includes to determine the fair value are based in data obtained in observable markets.

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2023 and 2022 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2023	2022

Cash	$1,334,415	$4,040,351
Cash equivalents (1)	22,249,920	17,506,035
	$23,584,335	$21,546,386

(1)	Cash equivalents are investments with initial original maturities of less than 90 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customers are reviewed twice a year. On December 31, 2023 and 2022 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2023	2022

30 - 60 days	$423,500	$149,250
61 - 90 days	192,525	709,781
91 + days	592,854	1,000,937
Total	$1,208,879	$1,859,968

During the years ended December 31, 2023 and 2022, the movement in the allowance for doubtful accounts was as follows:

	2023	2022

Balance at beginning of year	$226,432	$224,569
Provisions	96,343	25,163
Cancellation	-	(834)
Account recoveries	(20,236)	-
Translations effects	(18,982)	(22,466)
Balance at end of year	$283,557	$226,432

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

As noted in note 2, the plants located in the United States ceased operations in September 2023. The customer portfolio as of December 31 amounted to $320,571, on which there is an estimate of expected credit losses of $147,041. which gives a net amount of $173,530.

8.	Recoverable taxes

	December 31,
	2023	2022

Value Added Tax	$479,354	$353,506
Income Tax	360,840	32,686
Other	18,730	18,730
	$858,924	$404,922

9.	Inventories

Current inventory:

	December 31,
	2023	2022

Finished goods	$2,332,207	$3,656,990
Work-in-process	92,439	125,259
Billets	1,929,808	2,282,093
Raw materials and supplies	4,661,167	5,446,489
Materials, spare parts and rollers	1,186,889	1,264,727
Materials in-transit	1,300	15,753
	$10,203,810	$12,791,311

Non-current inventory:

	December 31,
	2023	2022

Coke	$1,249,353	$1,237,188
Spare parts	73,268	74,361
Rollers	197,308	177,270
Finished goods	353,095	353,095
	1,873,024	1,841,914

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,519,929	$1,488,819

The Company has $ 1,249,353 and $ 1,237,188 of coke inventory on hand as of December 31, 2023 and 2022, respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As noted in note 2, the plants located in the United States ceased operations in September 2023. The existing inventories in these plants amounted to $3,924,172 in the short term and $1,249,353 in the long term as of December 31, 2023. At the end of the year, the coke inventories and an important part of the other inventories were evaluated by an expert in the field.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2022	$1,431	$5,410	$30,194	$162	$149	$1,676	$39,022
Additions	2	3	286	1	4	1,400	1,696
Conversion adjustments	(18)	(9)	(339)		(1)	(40)	(407)
Balance as of December 31, 2022	$1,415	$5,404	$30,141	$163	$152	$3,036	$40,311

Additions	2	-	1,017	1	7	1,465	2,492
Conversion adjustments	(19)	(153)	(1,457)	1	(4)	(108)	(1,740)
Balance as of December 31, 2023	$1,398	$5,251	$29,701	$165	$155	$4,393	$41,063

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of January 1, 2022	1,250	$21,591	$86	$82	$23,009

Depreciation expense	46	1,058	2		1,106
Conversion effects	(10)	(575)	(2)		(587)
Balance as of December 31, 2022	1,286	$22,074	$86	$82	$23,528

Depreciation expense	63	957	2	5	1,027
Conversion effects	(31)	(1,412)	(1)	(2)	(1,446)
Balance as of December 31, 2023	$1,318	$21,619	$87	$85	$23,109

The depreciation expense for the years ended December 31, 2023, and 2022 amounted to $ 1,035,244 and $ 1,106,263, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in- progress	Total

Balance as of January 1, 2022	$1,431	$4,160	$8,603	$76	$67	$1,676	$16,013

Balance as of December 31, 2022	$1,415	$4,118	$8,067	$77	$70	$3,036	$16,783

Balance as of December 31, 2023	$1,398	$3,933	$8,082	$78	$70	$4,393	$17,954

As noted in note 2, the plants located in the United States ceased operations in September 2023. The amount as of December 31, 2023 of property, plant and equipment amounted to $2,105,393 net. A valuation of the plants was carried out by an expert in the field, in order to review whether a possible deterioration would have to be recorded.

11.	Investments in financial instruments

The balances as of December 31, 2023 and 2022 are as follows:

	2023	2022

Other stock instruments	$1,461,865	$1,758,605

Corresponds to instruments listed on the Stock Exchange and its fair value is determined using the market prices quoted on the valuation date.

12.	Intangible and other long-term assets

The balances as of December 31, 2023 and 2022 are as follows:

	2023			Amortization
Assets	Original Value	Accumulated amortization	Net	period (years)
Republic trade mark	$90,995	$0	$90,995	*
Customers list	55,549	55,549	0	20
Total from Republic (1)	146,544	55,549	90,995

Customers list	2,205,700	2,205,700	0	9
San 42 trademark (2)	329,600	0	329,600	*
Goodwill (2)	1,814,160	0	1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,496,004	2,261,249	2,234,755
Other assets	63,326	0	63,326
	$4,559,330	$2,261,249	$2,298,081

	2022			Amortization
Assets	Original Value	Accumulated Amortization	Net	period (years)
Republic trade mark	$104,289	$0	$104,289	*
Customers list	63,664	63,664	0	20
Total from Republic (1)	167,953	63,664	104,289

Customers list	2,205,700	2,205,700	0	9
San 42 trademark (2)	329,600	0	329,600	*
Goodwill (2)	1,814,160	0	1,814,160	*
Total from Grupo San (3)	4,349,460	2,205,700	2,143,760
	4,517,413	2,269,364	2,248,049
Other assets	77,206	0	77,206
	$4,594,619	$2,269,364	$2,325,255

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income for the years ended December 31, 2023 and 2022, amounted to $ 7,344 and $ 10,609, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net

Balance as of December 31, 2021	$4,585,728	$(2,273,159)	$2,312,569
Additions	10,609	(10,609)	0
Cancellations	(2,505)	2,505	0
Adjustment effect of the year	787	11,899	12,686
Balance as of December 31, 2022	$4,594,619	$(2,269,364)	$2,325,255
Additions	7,344	(7,344)	0
Cancellations	(27,174)	0	(27,174)
Adjustment effect of the year	(15,459)	15,459	0
Balance as of December 31, 2023	$4,559,330	$(2,261,249)	$2,298,081

13.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds in third place. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2023 and 2022, the amount of the bonds not exchanged totaled USD$ 0.3 million, plus accrued interest. At December 31, 2022 and 2021, liabilities in pesos for the bonds not exchanged amounted $ 5,102 and $ 5,847, respectively.

14.	Accounts payable trade and other accrued liabilities

	December 31,
	2023	2022

Trade accounts payable	$7,443,227	$9,410,419
Other accounts payable and accrued liabilities	438,664	697,631
	$7,881,891	$10,108,050

15.	Employee benefits

Mexican entities

a.	Collective bargaining agreements - During 2023, approximately 42% (42% on 2022) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits - In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

c.	Severance benefits - Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) - The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2023 and 2022, EPS amounted to $ 680 and $ 7,200, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans - Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2023, 2022 and 2021 was $27,919, and $24,118 and $17,110, respectively.

Employee benefits liability as of December 31, 2023, 2022 and 2021 are comprised as follows:

	Retirement benefits	Termination benefits	2023	2022	2021

Vested benefits Obligation	$-	$4,431	$4,431	$-	$3,390
Plus, Non-Vested Benefits Obligation	82,267	98,476	180,743	169,375	159,453
Defined Benefits Obligation	82,267	102,907	185,174	169,375	162,843

Projected Net Liability	$82,267	$102,907	$185,174	$169,375	$162,843

Net cost for the period booked in profit and loss is comprised as follows:

	Retirement benefits	Termination benefits	2023	2022	2021

Service cost	6,161	$9,045	$15,206	$10,998	$9,299
Net interest	8,547	10,085	18,632	12,101	11,121
Labor cost of past services	(5,019)	2,491	(2,528)	(11,244)	1,806
Net Cost for the period	$9,689	$21,621	$31,310	$11,855	$22,226

Main actuarial hypothesis used in the actuarial computations are:

	2023	2022	2021

Discount rate	9.05%	9.10%	7.55%
Wage increase rate	5.00%	5.00%	5.00%
Rate of salary increase	4.50%	4.50%	4.50%

The DBO amount recorded in the balance sheet as of December 31, 2023 and 2022 are $ 185,174, and $ 169,375, respectively.

	2023	2022

Defined benefit obligations (DBO) changes in present	$169,375	$162,843

DBO present value at January 1st	169,375	162,843
Past services labor cost	(2,528)	(11,244)
Current service labor cost	15,206	10,998
Interest expense	18,632	12,101
Paid benefits	(22,044)	(9,229)
Actuarial gains and losses in obligations	6,533	3,906
DBO present value at December 31st	$185,174	$169,375
Changes in projected net liabilities
Initial PNL	$169,375	$162,843
Net cost for the period	31,310	11,855
Paid benefits	(22,044)	(9,229)
Previous years effect on profit and loss	6,533	3,906
Final PNL	$185,174	$169,375
Defined benefits obligations (DBO)	$185,174	$169,375

Foreign entities (Republic)

Republic is the only subsidiary of the Company that offered other benefits and pension plans to their employees. Such benefit plans are described below:

a.

Negotiation of collective agreements.

In 2023 at the plant shutdown, 18% of Republic’s workers were insured (70% in 2022), through collective bargaining agreements with the United Steelworkers (USW).

Due to the cessation of operations, on October 23, 2023, Republic Steel executed a Closing Agreement with the USW that terminated the collective bargaining agreement. Under the terms of the agreement, all benefits ceased on December 31, 2023. Approximately $5.4 million in severance pay, time off pay, and vacation pay was paid during the year ended December 31, 2023.

b.

Defined Contribution Plans

Employee Pension Plan – Republic participated in the Steel Workers Pension Trust (SPT), a subsidized pension plan multi-employer pension. The Company’s obligations under the plan were based on defined contribution requirements. The Company contributed a fixed amount equivalent to $1.68 per hour for each employee covered by this plan, as defined in the plan.

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

The Company was obliged to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2023, 2022 and 2021, the Company recorded expenses of USD $ 0.3, USD $ 0.3 million and USD $ 0.5 million, respectively, related to this benefits plan.

For the years ended December 31, 2023, 2022 and 2021, Republic recorded combined expenses of USD$ 2.7 million, USD$ 1.9 and USD$ 2.5 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company had a defined contribution 401(k) retirement plan that covers nearly all salaried and nonunion employees. This plan is designed to provide retirement benefits through Company contributions and voluntary employee contributions. The Company made contributions to this plan each pay period based on age and length of service as of January of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by a percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. Additionally, employees are permitted to make contributions to this 401(k) retirement plan through payroll deductions. In these cases, the Company grants a 25% contribution to the fund on the first 5% contributed by the employee, to which the employee is 100% entitled from the moment said contribution is made. For the years ended December 31, 2023 and 2022, the Company recognized an expense for this plan of USD$ 0.8 million and USD$ 1.1 million, respectively.

Workers governed by the labor contract with the USW are eligible to participate in the 401(k) retirement plan, through voluntary contributions. There are no Company contributions for these workers.

e.	Profit Sharing and Incentive Compensation Plans

The labor agreement included a profit sharing plan, to which the company was required to contribute 3% of EBITDA between USD $0 and USD $25 million per quarter; 4% of EBITDA between USD $25 and USD $75 million per quarter; and 5% of EBITDA greater than USD $75 million per quarter. No expenses were recorded during the year ended December 31, 2023, because targets were not met. USD $0.3 million of expenses were recorded during the year ended December 31, 2022.

16.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2023, 2022 and 2021 is as follows:

	2023	2022	2021

Income tax of the year for Mexican companies	$1,291,378	$2,549,851	$2,564,312
Income tax year for foreign companies	403,436	599,940	1,253,895
Deferred tax for Mexican companies	(40,943)	(119,999)	(96,453)
Deferred tax for foreign companies	86,127	269,730	668,015
	$1,739,998	$3,299,522	$4,389,769

During 2023, 2022 and 2021, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2023	2022	2021

Expected benefit, expense	$1,804,233	$3,348,174	$4,150,690
Increase (decrease) as a result of:
Inflation effect, net	(581,549)	(524,640)	(577,234)
Impact of the nominal rate differences between the USA and Mexico	112,377	29,996	66,343
Benefit from utilization of tax loss carry-forwards and others (1)	342,202	80,166	(12,086)
Others, net (includes permanent items) Income tax expense	62,735	365,826	762,056
Income tax expense	$1,739,998	$3,299,522	$4,389,769
Effective tax rate	28.93%	29.56%	31.73%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2023, 2022 and 2021, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2023, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available

2014	2024	4,307
2015	2025	7,755
2016	2026	428,832
2017	2027	252,162
2018	2028	15,464
2019	2029	1,044,870
2020	2030	521,031
2021	2031	854,241
2022	2032	1,059,003
2023	2033	708,322
		$4,895,987

As of December 31, 2023, Republic has USD$ 316.1 million of tax loss carryforwards for federal tax purposes, of which USD$ 196.7 million expires between 2033 and 2038; USD$ 119.4 million of tax loss carryforwards expire indefinitely. USD$ 280.1 million of losses for state and municipal purposes that expire between 2022 and 2040 approximately. USD$ 6.6 million of tax losses in the company located in Canada, which expire between 2032 and 2040.

Below is a summary of the effects of the main temporary items that make up the deferred income tax liability included in the consolidated statement of financial position:

	December 31,
	2023	2022

Deferred tax assets:
Allowance for doubtful accounts	$(68,211)	$(67,930)
Advances from customers	208,805	464,268

Total deferred tax assets	140,594	396,338

Deferred tax liabilities:

Property, plant and equipment	3,442,332	4,209,513
Intangible assets from Grupo San	399,050	381,282
Provisions	77,604	17,199
Prepaid expenses	45,294	11,493

Total deferred tax liabilities	3,964,280	4,619,487

Deferred tax liabilities, net	$3,823,686	$4,223,149

17.	Stockholders’ equity

a.	Common stock as of December 31, 2023 and 2022, is as follows:

	Number of shares (in thousands)	Amount

Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2023, and 2022, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2023, and 2022, a reserve was approved for $ 7,000,000 for the repurchase and placement of own shares ($5,000,000 at December 31, 2021), for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2023, and 2022, the Company held 36,023,685 and 35,573,326 shares in treasury, respectively, which amounted to $ 4,355,320 and $ 4,266,278, respectively. The resulting loss in 2023 for the purchase and sale of treasury shares amounted to $ 0 (the 0 in $ 2022).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2023	2022

Shares outstanding at beginning of year	462,136	462,581
Repurchase of capital shares, net	(450)	(445)
Shares outstanding at yearend	461,686	462,136

18.	Non-controlling interest

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

The table below shows the changes for the years ended December 31, 2023 and 2022:

	2023	2022

Balance at beginning of year	$37,647	$41,161
Share of profits and losses for the year	(8,793)	(1,612)
Share of translation effects of foreign subsidiaries	(4,013)	(1,902)
Balance at the end of the year	$24,841	$37,647

19.	Other comprehensive income (loss)

	Conversion translation adjustment on foreign subsidiaries	Other equity instruments	Total
Balances as of January 1, 2022	1,288,278		1,288,278
Items that will not be recycled to profit and loss:
Other equity instruments		(317,267)	(317,267)

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(1,257,453)		(1,257,453)
Balances as of December 31, 2022	$30,825	$(317,267)	$(286,442)
Items that will not be recycled to profit and loss:
Other equity instruments		289,070	289,070

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(2,659,039)		(2,659,039)
Balances as of December 31, 2023	$(2,628,214	$(28,197)	$(2,656,411)

20.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2023	2022	2021

Holding company
Interest income	79,473	55,848	34,447

Management staff
Administrative services expenditures	133,970	275,063	113,018

Other related parties
Sales	631,770	392,531	391,664
Purchases	220,884	253,931	40,081
Direct short-term benefits (*)	113,773	120,151	78,321

(*)	Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2023	2022
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$62,055	$62,055
Cía. Laminadora Vista Hermosa, S.A. de C.V.	628	974
Operadora Compañía Mexicana de Tubos, S.A. de C.V.	719	824
Compañía Manufacturera de Tubos, S.A. de C.V.	4	2,799
Cía. Tubos y Perfiles Monterrey, S.A. de C.V.	3,318	3,371
Operadora Perfiles Sigosa, S.A. de C.V.	4,108	3,999
Operadora Construalco, S.A. de C.V.	518	606
Aceros y Laminados Sigosa, S.A. de C.V.	1,638	16,473
Arrendadora Norte de Matamoros, S.A. de C.V.	1,294	1,294
Comercializadora Sigosa, S.A. de C.V.	2,080	0
Joist del Golfo, S.A. de C.V.	2,582	2,582
Holding Protel, S.A. de C.V.	30	304
Aceros CH, S.A. de C.V.	172	130
Sigosa Aceros, S.A. de C.V.	0	14
Siderúrgicos del Golfo, S.A. de C.V.	332	832
Perfiles Comerciales Sigosa, S.A. de C.V.	4,125	4,125
Pytsa Industrial de México. S.A. de C.V.	438	438
Ferrovisa, S.A. de C.V.	19,225	0
Acertam, S.A. de C.V.	785	785
Servicios Estructurales, S.A. de C.V.	3,241	3,047
Industrial Mexicana de Herramientas, S.A. de C.V.	739	0
Others	152	151
	$108,183	$104,803

	December 31,
	2023	2022
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$1,044,318	$959,153
Perfiles Comerciales Sigosa, S.A. de C.V.	125,612	145,910
	$1,169,930	$1,105,063
Total, long-term	$1,818,211	$1,753,344

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

Loans:

As of December 31, 2022, including the loan in USD converted to pesos, they were as follows, $707,851 plus interest of $217,357, plus IVA of $33,945, resulting in a total of $959,153. As of December 31, 2023, the balance increased due to interest plus VAT corresponding to fiscal year 2023.

As of December 31, 2023 and 2022, there is a balance pending collection derived from loan interest with Perfiles Comerciales Sigosa, S.A. of C.V. for $125,612 and $145,910 respectively, equivalent in dollars to (USD $7,536,068). As of December 31, 2023, the balance decreased due to a payment that was made during the year.

	December 31,
	2023	2022
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$4,143,	$24,455
Industrias CH, S.A.B. de C.V.	214,671	245,388
Perfiles Comeciales Sigosa, S.A. de C.V.	3,802	3,802
Holding Protel, S.A. de C.V.	399	251
Compañia Laminadora Vista Hermosa, S.A. de C.V.	520	518
Operadora Perfiles Sigosa, S.A. de C.V.	2,800	2,800
Operadora Pytsa Industrial, S.A. de C.V.	7,933	8,353
Compañía Industrial Mexicana, S.A. de C.V.	570	0
Compañia Manufacturera de Tubos, S.A. de C.V.	13,345	9,837
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	6,924	7,583
Sigosa Aceros, S.A. de C.V.	0	7
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	595	595
Industrias Procarsa, S.A. de C.V.	139	139
Ferrovisa, S.A. de C.V.	577	7,069
Other	123	195
	$256,541	$310,992

These balances correspond to accounts payable for services and/or purchases of finished products specific to your activity.

Loans from related parties:
Operadora de Perfiles Sigosa, S.A. de C.V.	$2,498,714	$2,381,464
	$2,498,714	$2,381,464
	$2,755,255	$2,692,456

This balance corresponds to a current account loan granted by Operadora de Perfiles Sigosa, S.A. de C.V. (Sigosa), to be invested in Treasury Bonds; the interest derived from said investment upon expiration thereof, will be delivered to Sigosa.

21.	Cost of sales and expenses by their nature

At the years ended at December 31, 2023, 2022 and 2021, the cost of sales and administration expenses consist of the following:

	2023	2022	2021

Raw materials and consumables	$20,377,456	$27,080,462	$26,298,681
Electrical energy	2,326,649	2,586,918	3,530,134
Ferroalloys	1,883,923	2,232,759	2,396,516
Refractories	859,034	767,691	810,315
Oxygen	348,200	297,302	293,217
Electrodes	402,513	542,117	444,201
Gas and fuels	793,649	1,541,817	1,161,994
Labor	1,822,827	2,272,304	2,024,419
Operation materials	1,038,873	1,366,947	1,339,692
Depreciation and amortization	1,035,244	1,116,872	1,175,108
Maintenance	1,867,656	1,250,897	1,561,716
Other expenses	661,140	1,084,475	974,835
	$33,417,164	$42,140,561	$42,010,828

	2023	2022	2021

Cost of sales	$31,100,106	$39,683,861	$39,968,186
Administrative expenses	2,317,058	2,456,700	2,042,642
	$33,417,164	$42,140,561	$42,010,828

22.	Other income (expenses), net

The components of other income (expenses) net, in the years ended December 31, 2023, 2022 and 2021, are the following:

	2023	2022	2021

Cancellation of balances			$(157,834)
Land treatments in Pacific Steel, Inc.	$(5,045)	$(3,327)	(2,088)
Republic employee benefits provision	(140,989)	0	0
Bad debt estimate	(20,322)	(21,983)	(19,398)
Other expenses	(2,922)	0	0
Other expenses	(169,278)	(25,310)	(179,320)

Sale of scrap	2,601	2,450	9,993
Recovery of losses	9,892	327	9,623
Profits from inventory sales	28,959	85,597	64,915
Other income	8,280	8,781	17,383
Other income	49,732	97,155	101,914
Other income and other (expenses), net	$(119,546)	$71,845	$(77,406)

23.	Financial instruments

a.	Capital risk management - The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk - Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management - The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2023		2022

Short - term assets		$29,629,712		$28,953,307
Short - term liabilities		11,472,797		10,367,193

Net monetary asset position in foreign currency		$18,156,915		$18,586,114

Equivalent in U.S. Dollars (thousands)	USD$	1,074,787	USD$	959,952

d.	Credit risk management - Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables - Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2023	2022

Bank loans credit lines	$200,000	$200,000
Draw balances	166,408	169,035
Undrawn balances	$33,592	$30,965

24.	Financial information by segments

The Company analyses its information by region, due to the operational structure and the organization of its business. Information used for making decisions is based on such regions. The Company’s sales are made in Mexico, the United States and Brazil. The Mexican segment includes the plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosi. The USA segment includes seven Republic plants six of which are located in the United States (Ohio, Indiana and New York) and one in Canada (Ontario). The plant in Canada stopped operating in 2018. The Brazilian segment includes the plants in Pindamonhangaba, Cariacica and Itaúna. The segments are engaged in the manufacturing and sale of long steel products intended mainly for the building and automotive industries.

	Year ended December 31, 2023
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$24,777,369	$2,417,219	$13,944,660	$		$41,139,248
Cost of sales	(17,937,267)	(3,398,928)	(9,763,911)			(31,100,106)

Gross profit (loss)	6,840,102	(981,709)	4,180,749			10,039,142
Administrative expenses	(970,482)	(291,552)	(1,055,024)			(2,317,058)
Other income (expenses), net	16,319	(309,117)	173,252			(119,546)
Interest income and dividends	931,866	82,224	-		(82,224)	931,866
Interest expense Loss on financial instruments	(89,293)	(146,592)	(122,921)		269,513	(89,293)
Exchange rate gain (loss), net	(2,430,781)	(219)	(181,424)		181,424	(2,431,000)

Income (loss) before income taxes	4,297,731	(1,646,965)	2,994,632		368,713	6,014,111
Income taxes	(1,234,278)	144,630	(650,350)			(1,739,998)

Net income (loss) for the year	$3,063,453	$(1,502,335)	$2,344,282		$368,713	$4,274,113

Depreciation and Amortization	$618,445	$155,794	$261,005			$1,035,244
Total assets	43,890,081	9,069,596	18,203,408		$(4,375,473)	66,787,612

Total liabilities	6,912,766	4,602,653	9,842,201		(4,375,473)	16,982,147

Acquisitions of property, plant and equipment	210,422	(350,360)	2,632,611			2,492,673

	Year ended December 31, 2022
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$30,914,890	$5,867,193	$17,377,164	$		$54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)			(39,683,861)

Gross profit (loss)	9,339,132	102,954	5,033,300			14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)		544,392	(2,456,700)
Other income (expenses), net	(71,202)	1,015,586	140,205		(1,012,744)	71,845
Interest income and dividends	415,704	30,175				445,879
Interest expense	(485)	(55,867)	(383,646)		383,646	(56,352)
Loss on financial instruments	(778,649)					(778,649)
Exchange rate gain (loss), net	(540,770)	(58)	(60,625)		60,625	(540,828)

Income (loss) before income taxes	7,267,400	806,179	3,111,083		(24,081)	11,160,581
Income taxes	(2,565,834)	(88,679)	(645,009)			(3,299,522)

Net income (loss) for the year	$4,701,566	$717,500	$2,466,074		$(24,081)	$7,861,059

Depreciation and Amortization	$627,078	$236,601	$253,193			$1,116,872
Total assets	44,025,917	12,930,111	14,149,332		$(3,472,457)	67,632,903

Total liabilities	8,375,028	7,243,113	7,492,843		(3,472,457)	19,638,527

Acquisitions of property, plant and equipment	151,783	252,116	1,292,586			1,696,485

	Year ended December 31, 2021
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$29,678,133	$8,216,595	$17,725,628	$		$55,620,356
Cost of sales	(21,337,462)	(7,159,354)	(11,471,370)			(39,968,186)

Gross profit (loss)	8,340,671	1,057,241	6,254,258			15,652,170
Administrative expenses	(907,798)	(256,875)	(877,969)			(2,042,642)
Other income (expenses), net	(77,530)	454,303	1,793		(455,972)	(77,406)
Interest income	65,631	317				65,948
Interest expense	(28,904)	(61,494)	(96,486)		99,439	(87,445)
Exchange rate gain (loss), net	325,389	(378)	(120,300)		120,300	325,011

Income (loss) before income taxes	7,717,459	1,193,114	5,161,296		(236,233)	13,835,636
Income taxes	(2,472,751)	(477,380)	(1,439,638)			(4,389,769)

Net income (loss) for the year	$5,244,708	$715,734	$3,721,658		$(236,233)	$9,445,867

Depreciation and amortization	$667,167	$270,119	$237,822			$1,175,108

Total assets	47,917,643	10,836,083	8,815,051		$(10,226,205)	57,342,572

Total liabilities	7,828,384	5,544,135	12,396,190		(10,226,205)	15,542,504

Acquisitions of property, plant and equipment	367,496	288,487	410,439			1,066,422

25.	Contingencies

As of December 31, 2023, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States, for which the main activity is the purchase and sale of scrap, has the following environmental contingencies:

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

March 7, 2023, PS became aware that DTSC entered into a voluntary agreement with BNSF to implement the IM workplan on BNSF property.

We are informed that BNSF performed the IM workplan under DTSC’s supervision.

On June 29, 2023, BNSF filed suit against PS in the Southern District of California. (See BNSF Railway Company v. Pacific Steel, Inc., 23CV1202 BEN KSC, United States District Court, Southern District of California.) BNSF’s complaint alleges causes of action for specific performance, breach of contract, breach of implied covenant of good faith and fair dealing, express contractual indemnity, nuisance, trespass, negligence, waste, equitable and implied indemnity, contribution under the Hazardous Substances Account Act, contribution under federal common law, and declaratory relief.

As of the date of these consolidated financial statements, we cannot estimate the costs of implementing the work plan of the provisional measures due to the uncertainty of whether BNSF or PS will implement the work and the DTSC authorizations to whom they designate and their approval date.

b.

As with most steel producers in United States, Republic could incur significant costs related to environmental issues in the future, including those arising from environmental compliance activities and remediation stemming from historical waste management practices at the Republic’s facilities. The reserve created to cover probable environmental liabilities of USD$ 2.5 million, USD$ 2.5 million and USD$ 2.5 million were recorded as of December 31, 2023, 2022 and 2021, respectively. The reserve includes incremental direct costs of remediation efforts and post-remediation monitoring costs that are expected to be paid after corrective actions are complete. As of December 31, 2023, 2022 and 2021, the current and non-current portions of the reserve amounted to USD$ 1.0 million, USD$ 1.0 million and USD$ 1.5 million, respectively, are included payable and accumulated liabilities in the short and long term, respectively, in the Consolidated Statements of Financial Position.

On February 6, 2023, The US EPA and the Company entered into a Consent Decree whereby the company is required to install certain emission controls at the Canton facility, conduct compliance testing and implement related monitoring and record keeping. Civil penalties of $990.00

In December 2023, the U.S. EPA assessed a $700,000 civil penalty on the Company related to violations of the U.S. Clean Water Act. Such penalty has been accrued in the other accrued expenses in the accompanying consolidated balance sheet as of December 31, 2023.

These penalties have been recorded as of December 31, 2023.

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations, therefore it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in the United States have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

i.

On August 19, 2022, the Steelworkers Pension Trust filed suit against the Company in Pennsylvania Federal Court alleging the Company failed to pay the amount of certain monthly pension contributions to the Steelworkers Pension Trust. On January 4, 2023, the Pennsylvania Federal Court issued a decision in favor of the Steelworkers Pension Trust in the amount of $1,274,075, as well as permitted the Steelworkers Pension Trust to seek additional amounts for unpaid contributions in November 2022.

Derived from the above, the Company, as of December 31, 2023, recognized a provision for USD $8,345,769.

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

The Company does not agree with the evaluations in their entirety and has filed a Petitions for Reassessment on January 30, 2017, February 9, 2022 and in September 2022 appealing the assessments to the Ohio Board of Tax Appeals. The Company’s position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2023, 2022 or 2021 that recognizes the evaluation or any estimated amount of liquidation.

26.	Commitments

a.	In January 2013, The Company reached a contract with EnerNOC, which allows Republic to receive payments for reduction in the electric energy consumption during a term declared by PJM Interconnection as an Emergency. The contract is for 5 years starting at January 31, 2013 and concluded at May 31, 2018. At that date, the Agreement was extended up to May 31, 2021.In January 2021, the company entered into a similar agreement with NRG Curtailment Solutions, Inc. with a term of five years. The Company recognized an income for both contracts in 2022, 2021 and 2020 for USD $ 0.6 million, USD$ 1.2 million and USD $ 1.1 million, respectively.

b.	On February 22, 2018, a contract was signed with Primental Technologies of Italy, United States and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. By August 2023 there is an optimal production mix of corrugated rebar and light structures. Naturally, the COVID pandemic delayed significantly the process. USD $25.5 million from budget has already been spent.

c.	On December 20, 2020, we purchased the Itauna plant by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Inmueble y Equipo Inmueble, located on Rua Clara Chaves at villa Santa Maria, Itauna city, committing to pay R$ 4.0 million reais per month, up to a total value of R$ 105.0 million reais, such payments have to be made until June 2022.

d.	In Brazil, contracts have been made for the purchase of electric energy in a general way and are distributed among the plants in Brazil, these contracts have different terms as of June 30, 2023 the supplier NEWCOM with an amount of R$ 9.48 million, the supplier ENEL with an amount of R$ 17.05 million, with a termination date of December 31, 2023 the following suppliers NEWCOM with an amount of R$ 33.9 million, and AMERICA with an amount of R$ 16.5 million.

With CESP/AUREN we have three purchase agreement for R$ 4.336 million, 4.021 million, 3.981 million with a termination date on December 31, 2024, 2025 and 2026 respectively. With EN EL TRADING BRASIL S.A. six contracts, two per year with a value of R$ 101.4 million, 90.0 million, 90.9 million with a termination date on December 31, 2024, 2025 and 2026 respectively. With AES three contracts, one per year with a value of R$ 60.1 million, 56.3 million, 59.9 million with a termination date on December 31, 2024, 2025 and 2026 respectively.

For our facilities in Brazil, the following suppliers are: continues to hold power purchase agreements with different termination dates as of December 31, 2024 with the supplier Newcom for R$ 24.9 million, with AMÉRICA for R$ 16.5 million, with SQUADRA for R$ 12.66 million and R$ 7.68 million with a termination date of December 2025.

27.	Subsequent events

Our company actively conducts ongoing reviews of our commercial practices in Mexico and other countries to avoid, as much as possible, the imposition of tariff rates on our products. On January 16, 2020, a preliminary tariff of 6.75% was imposed on our corrugated rod exports to the United States. After the review from their Department of Commerce (DOC), the tariff was reduced to 1.46%. after the review from the Department of Commerce (DOC), the Company did not participate in the period of November 1, 2018 to October 31, 2019, The dumping rate that was established was 4.93% published in September 2021 for which the company made a payment of USD $ 189 thousand dollars on March 30, 2022.

The Department of Commerce reported that there was an error in the 4.93 rate, so the case was taken to court and antidumping evidence will be presented again. This will be done in July 2024.

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

28.	Consolidated financial statements issuance

These consolidated financial statements have been issued on October 25, 2023 by C.P. Sergio Vigil González and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Director.