Form 20-F
period 2024-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2025-05-15
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Series B Common Stock — 461,004,869 shares as of December 31, 2024

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 20.5103 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2024. On May 12, 2025, the interbank transaction rate for the peso was Ps. 19.5642 per U.S.$1.00.

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
●

changes in international trade policies, including the imposition of tariffs, trade sanctions or other protectionist measures, particularly those affecting imports or exports of steel and related products;

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

D. Risk Factors

Risks Related to the Global Economy and Our Business

Our business could be adversely affected by global political developments, particularly with regard to United States policies toward Mexico.

In 2024, the United States held presidential and congressional elections, resulting in the election of President Donald Trump and Republican control of both the Senate and House of Representatives. The new administration has since signaled a shift toward more protectionist economic policies, including the imposition of new tariffs and trade restrictions. In February 2025, the administration announced the reinstatement of Section 232 tariffs on all steel imports, effective March 2025. These measures may trigger retaliatory actions from major trading partners such as Mexico, Canada, the European Union and China, which could disrupt international trade flows, increase our input costs, and reduce demand for our products.

In addition, the administration issued an Executive Order in January 2025 instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). On February 20, 2025, eight entities located in Mexico were designated as FTOs. These designations expand the scope of U.S. enforcement tools and may expose individuals or companies, whether directly or indirectly linked, to increased scrutiny, civil or criminal liability, and business disruption. The potential direct and indirect effects of such designations on businesses operating in or with Mexico remain uncertain.

Changes in United States economic, political, and regulatory policies, including the possible renegotiation of trade agreements such as the United States-Mexico-Canada Agreement (USMCA) or withdrawal from multilateral organizations like the WTO could significantly impact the Mexican economy, with consequences for our customers, suppliers, and operations. Mexico remains highly dependent on trade with the U.S., which receives more than 80% of its exports. Any weakening of this trading relationship, including through new tariffs or reduced investor confidence, could adversely affect Mexico’s GDP growth, exchange rates, investment levels, and overall economic stability. These developments, individually or in combination, could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects, and the market price of our securities.

Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and our ability to export our products outside of Mexico, which could in turn adversely affect our results of operations.

Our industry is significantly exposed to unfair trade practices, including dumping, government subsidies, and other anti-competitive pricing strategies, particularly from producers in countries with centrally planned or state-supported economies, such as China. During periods of weaker global demand, these practices tend to intensify, with excess steel production being redirected to international markets at below-market prices. This can result in significant pricing pressure and loss of market share, adversely affecting our revenues and margins.

In early 2025, increased low-priced steel exports from Asia, particularly from China, prompted growing concerns about unfair competition in countries such as Brazil and Mexico. In response, government authorities in both countries began evaluating the imposition of anti-dumping duties or import quotas. If adopted, these measures could alter the competitive landscape by restricting low-cost imports, but they may also affect the availability and pricing of certain inputs or finished products that we rely on for our operations.

Moreover, the global nature of our operations exposes us to a wide range of trade barriers, including import tariffs, quotas and other protectionist policies that can limit access to key export markets or undermine our competitiveness. The 2025 reinstatement by the United States of a 25% Section 232 tariff on all steel imports further contributes to global trade tension and uncertainty. Retaliatory tariffs or countermeasures by affected countries,m including Canada, Mexico and the European Union could disrupt supply chains, inflate production costs and diminish our ability to compete effectively in international markets.

While these measures are often intended to protect domestic industries, they may displace excess production into less-restricted markets, intensifying competition and placing further downward pressure on global steel prices. We are unable to predict how current or future trade actions will evolve, nor can we ensure that retaliatory or protectionist responses will not escalate. Any prolonged application of such measures could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We buy electricity from the Mexican federal electricity commission (Comisión Federal de Electricidad or “CFE”) at preferential rates after successfully obtaining the Qualified User Registry (Registro de Usuario Calificado). We also pay special rates to Petróleos Mexicanos (“PEMEX”), Iberdrola, Eustas, Shell, Ecogas and Engie for the natural gas used at our facilities in Mexico.. In Brazil and Mexico, we enter into fixed-price contracts for energy and natural gas and enter into futures contracts to fix and reduce volatility of natural gas prices.

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

We may face increased competition due to the rapid development and rising use of digital, artificial intelligence and machine learning technologies. Failure to early adopt and incorporate such technologies to improve productivity, yields, manufacturing technology or support functional teams may put us at a long term competitive disadvantage.

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

Approximately 67% of our employees in Mexico and 33% of our employees outside of Mexico are represented by labor unions and are covered by collective bargaining agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt our employee headcount. Further, any such strikes or stoppages could occur at various of our facilities. Prolonged strikes or stoppages could have an adverse impact on our results of operation and financial condition.

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

Global or regional health emergencies, including future pandemics, could materially adversely affect our business, operations, financial condition and cash flows.

Public health emergencies, such as pandemics, outbreaks of infectious diseases or other global health crises, have in the past materially disrupted global economic activity, supply chains, labor markets and financial systems. While the impacts of the COVID-19 pandemic have subsided and did not materially affect our operations in 2024, future health emergencies—whether viral, bacterial or environmental in nature—could again result in governmental restrictions, labor force disruptions, volatility in input costs or supply chain delays. These impacts could increase our operational costs, reduce productivity, delay customer deliveries, and adversely affect demand for our products. The long-term consequences of global health events are inherently uncertain and could amplify other risks we face, including inflationary pressures, shortages of critical materials, and logistical constraints. As a result, any future health emergency could materially adversely affect our business, results of operations, financial condition and cash flows.

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

Our steel making operations in Brazil and Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21th session of the UNFCCC conference in 2015. Brazil is a member of the Paris Agreement. Although the United States has notified its intention to withdraw from the agreement, the withdrawal will not take effect until January 2026, and it remains a party to the agreement until that time.

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

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cyber-security systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, in 2021, one of the Company’s plants was the target of a cyberattack. Although the Company did not experience a material impact to its operations in this instance, threats from increasingly sophisticated cyber-attacks particularly as the use of artificial intelligence makes these attempts look more legitimate or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cyber-security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber-security protection costs and litigation expenses.

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

Industrias CH, S.A.B. de C.V. (“Industrias CH”), which is controlled by the chairman of our board of directors, Rufino Vigil González, owns 76% of our shares as of December 31, 2024. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the American Depositary Shares (“ADSs”).

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

Risks Related to Internal Controls and Financial Reporting

We are under investigation by the SEC and may face litigation and other risks as a result of historical material weaknesses in our internal control over financial reporting.

The SEC is currently conducting an investigation focused on the Company’s internal controls over financial reporting, including any material weaknesses in those controls. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

As a result of other matters raised or that may in the future be raised by the SEC, we may be exposed to a number of additional risks and uncertainties, including (i) potential litigation or other disputes or investigations that may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from historical internal control issues or the preparation of our financial statements for certain periods; (ii) significant costs for accounting, advisory, compliance remediation and legal fees in connection with or related to such matters which may be difficult to forecast appropriately; (iii) diversion of the efforts and attention of management and other personnel from our business operations; and (iv) fines, penalties or other actions required as the outcome of government investigations, all of which could result in a potential loss of investor confidence and/or a negative impact on the price of our securities.

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

We have historically identified material weaknesses in our internal control over financial reporting, and the SEC is currently conducting an investigation focused on the Company’s internal controls, including potential control deficiencies in prior and subsequent periods.

Effective internal controls are necessary for us to provide reliable financial reports. We have taken a number of measures to remediate the historical material weaknesses and continue to evaluate steps to enhance our internal controls. However, these remediation measures have been and may continue to be time consuming and costly and we cannot be certain that these initiatives will ultimately have the intended effects. If we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and may incorrectly report financial information. If our financial statements continue to not be filed on a timely basis, we could be subject to sanctions or additional investigations by the SEC or other regulatory authorities.

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

The automotive market accounted for approximately 11% of our net sales of SBQ products in 2024. Vehicle sales are affected by overall economic and market conditions, consumer behavior, and developing trends such as shared vehicle ownership and ridesharing services. A slowdown in automotive industry sales due to any of these factors could reduce the amount of vehicles manufactured, which could materially affect demand for the steel products we produce and sell. Any reduction in vehicles manufactured, including as a result of weaker demand, has had and could in the future have an adverse effect on our business and results of operations.

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

In October 2024, Claudia Sheinbaum assumed office as President of Mexico, succeeding Andrés Manuel López Obrador. While President Sheinbaum is expected to maintain continuity with several policies of the prior administration, her presidency may also bring new initiatives or changes in economic, social or regulatory policy. The potential impact of such changes, particularly in sectors such as energy, infrastructure, tax, labor and public security, remains uncertain. We cannot predict the effects that political developments in Mexico may have on the Mexican economy or on our industry, nor can we assure you that these events, over which we have no control, will not have a material adverse effect on our business, results of operations or financial condition.

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

The stock market in general and the market prices of the ADSs on NYSE American, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the second quarter of 2024, the market price of our ADSs fluctuated from a high of $33.775 per ADS to a low of $25.00 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder, as defined in “Item 10.E. Additional Information—Taxation—Passive Foreign Investment Company Status,” holds series B shares or ADSs.

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

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in Mexico and Brazil, and, until 2023, the United States. We believe that, in 2024, 2023 and 2022 we were an important producer of SBQ products in both the United States and Mexico, in each case in terms of shipped volume. However, in August 2023, we ceased all steelmaking operations in the United States. As such, we no longer had any production activities in the United States in 2024. We also believe that in 2024, 2023 and 2022, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

Our SBQ products are used across a broad range of highly-engineered end-user applications, including axles, hubs and crankshafts for automobiles and light trucks, machine tools and off-highway equipment. Our structural steel products are mainly used in the non-residential construction market and other construction applications.

We focus on the Mexican steel markets by providing high value-added products and services from our strategically-located plants. The quality of our products and services, together with cost benefits generated by our facility locations, has allowed us to develop long standing relationships with many of our SBQ clients, which include Mexico and U.S.-based automotive and industrial equipment manufacturers and their suppliers. In addition, our facilities located in the northwest and central parts of Mexico allow us to serve the structural steel and construction markets in those regions and southern California with an advantage in the cost of freight over competitors that do not have production facilities in such regions.

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

In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon Ohio and Lackawanna, New York effective September 2023, indefinitely due to various economic factors, including deteriorating market conditions and operational costs. Republic Steel has continued servicing its customers from its plant in Tlaxcala, Mexico. For this reason, management has determined that its long-lived assets at such facilities may not be fully recoverable. SIMEC’s management performed an analysis of the fair value of the four facilities with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015.

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

We currently estimate capital expenditures for the year 2025 will be approximately Ps. 4,726.9 million (U.S.$ 230.5 million), which consists of Ps. 2,321.7 million (U.S.$ 113.2 million) of estimated capital expenditures in our facilities in Mexico and Ps. 2,405.2 million (U.S.$117.3 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2025 may differ significantly from such estimate.

In 2024, our capital expenditures amounted to approximately Ps. 2,727.6 million (U.S.$116.2 million), which consisted of Ps. 194.9 million (U.S.$10.6 million) of estimated capital expenditures in our facilities in Mexico and Ps. 1,932.7 million (U.S.$105.6 million) consisting of capital expenditures in our facilities in Brazil.

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

B. Business Overview

Prior to our United States steel facility closures in August 2023, we owned and operated 19 state-of-the-art steelmaking, processing and/or finishing facilities in the United States, Mexico, and Brazil. Although we continue to own all of our plants, including those in the United States, we ceased all production activities at our United States facilities in 2023 and did not operate any of these facilities during 2024. Accordingly, we currently operate 12 steelmaking, processing, and finishing facilities with a combined annual crude steel installed production capacity of 5.6 million tons and a combined annual installed rolling capacity of 4.5 million tons. We own both mini-mill and integrated steelmaking facilities, allowing us to optimize production and reduce costs based on the relative prices of raw materials (e.g., scrap for mini-mills and iron ore for blast furnaces).

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco, Mexico;

●	a mini-mill in Mexicali, Baja California Norte, Mexico;

●	two mini-mills in Apizaco, Tlaxcala, Mexico;

●	a cold finishing facility in Cholula, Puebla, Mexico;

●	two mini-mills and two additional facilities in San Luis Potosí, San Luis Potosí, Mexico;

●	a mini-mill and rebar and wire rod rolling mill in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we own and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

We report results in three segments: Mexico, United States and Brazil. In light of the closure of our Republic Steel plants, we continued to report limited results for the United States segment in 2024 due to residual activity; however, we expect to exclude this segment from our reportable segments in future years given the full cessation of production operations in 2023.

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

Our Products

We produce a wide range of value-added SBQ steel, long-steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebars, cold finished bars, wire rods and wire products. Until the cessation of operations in 2023, our U.S. facilities produced hot-rolled bars, cold-finished bars, and other semi-finished trade products. In our Brazil facilities, we produce rebars, I-beams, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-Beams. I-Beams, also known as standard beams, are I-shaped steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90 degree angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by the industrial construction sector as structural supports.

●	Channels. Channels, also known as U-Beams because of their U-shape, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90 degree angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by the industrial construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal-sided sections joined by their ends with a 90 degree angle, in an L-shape. We produce angles in our Mexican and Brazil facilities, and they are used mainly by the construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce hot rolled bars in our Mexican and Brazil facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar are reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter. We produce rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Sales Volume by Steel Product

	2022	2023	2024
	(thousands of tons)

I-Beams	91.6	93.8	86.4
Channels	31.6	37.4	33.9
Angles(1)	239.4	213.6	215.6
Hot-rolled bars (round, square and hexagonal rods)	430.4	332.3	275.6
Flat bar	101.2	75.6	195
Rebar	926.5	1,128.8	1,060
Cold finished bars	188.5	186.7	65.6
Other semi-finished trade products(2)	0.0	0.0	0.0
Electro-Welded wire mesh	16.8	9.9	11.7
Wire rod	167.9	68.6	61.4
Electro-Welded wire mesh panel	21.6	7.9	7
Other	39.7	21.0	5.7
Total	2,255.2	2,175.6	2,056

(1)	Includes structural angles and commercial angles.
(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products in Mexico, the United States, Brazil and Canada. We also export steel products from Mexico to Central and South America and Europe. In 2024, approximately 11% of our steel product sales in tons represented SBQ steel products, of which we sold 72% to the auto part industry, 8% to service centers and the remaining 20% to other industries.

In 2024, direct sales in tons to the automotive industry decreased by 8% compared to 2023. In 2023, direct sales in tons to the automotive industry decreased by 12% compared to 2022.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, and Brazil and other countries.

Steel Product Sales By Region

	Mexico			United States, Canada, Brazil and Other Countries
	Year ended December 31,
	2022	2023	2024	2022	2023	2024
I-Beams	64%	59%	53%	36%	41%	47%
Channels	84%	83%	91%	16%	17%	9%
Angles	50%	47%	42%	50%	53%	58%
Hot-rolled bars	42%	46%	45%	58%	54%	55%
Flat bar	81%	87%	84%	19%	13%	16%
Rebar	56%	54%	52%	44%	46%	48%
Cold finished bars	46%	46%	42%	54%	54%	58%
Other semi-finished trade products	-	-	-	-	-	-
Electro-welded wire mesh	100%	100%	100%	-	-	-
Wire rod	63%	92%	100%	37%	8%	-
Electro-welded wire mesh panel	100%	100%	100%	-	-	-
Other	11%	8%	10%	89%	6%	90%
Total (weighted average)	54%	54%	52%	46%	46%	48%

During 2024, approximately 54.5% of our sales volume came from the Mexico segment, approximately 45.3% came from the Brazil segment and approximately 0.2% came from the U.S. segment. In 2024, SBQ products represented 20.5%, 0% and 100% of the Mexico, Brazil and U.S. segments, respectively. Although the U.S. segment contributed 0.2% of our net sales in 2024, it only reflected residual revenues related to the winding down of operations. As Republic Steel ceased production in September 2023, we did not have any operational activity in the United States in 2024. As such, no year-over-year operational comparisons are provided for the U.S. segment.

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

During 2023 and 2022, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. Until the cessation of our United States operations in 2023, we generally filled orders for our SBQ steel products sold to United States and Canadian customers within one to 12 weeks of the order, depending on product type, customer needs, and production requirements. Customer orders are generally cancelable without penalty prior to finishing size rolling and depending on customers’ changing production schedules. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

In our Republic Steel plants, we maintained long-term relationships with most of our major customers, in some cases lasting 10 to 20 years or more. Our major direct and indirect customers spanned numerous market sectors, including automotive, manufacturing, industrial equipment, and defense.

These logistics and delivery strategies were historically important to our U.S. operations; however, following the shutdown of Republic Steel’s production facilities in 2023, we no longer maintain active production or distribution operations in the United States.

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 931,000 tons for 2024, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market. Our steel production increased 5.6% in 2024 compared with 2023.

Our major customers in 2024 include: Pires Do Rio Cibraco Comercio e Industria de Ferro e Aco, Ltda, Marson Distribuicao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, Aco Fera Com Ferro e Aco Ltda, Cedisa Central de Aco, S.A., Menetoni Distribuidora de Productos Siderurgicos Importacao e Exportacao, LTDA., Ferragens Santa Monica, LTDA., Brametal, S.A., Automolas Equipamentos, LTDA., Fachchini, S.A., VK Industria de Molas e Grampos, LTDA.,Mattheis Borg Adm Part Com Ind, LTDA., Konesul Ind Com, LTDA., RDG Acos Do Brasil, S.A.

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

A number of our competitors in Mexico, Brazil and formerly the United States have undertaken modernization and expansion plans, including the installation of production facilities and manufacturing capacity for certain products that compete with our products. As these producers become more efficient, we may face increased competition from them and may experience a loss of market share. In each of Mexico and Brazil we also face competition from international steel producers. Although we no longer operate in the U.S. market, international competition and global oversupply may still affect global pricing trends and the competitiveness of our Mexican and Brazilian operations. Increased international competition, especially when combined with excess production capacity, would likely force us to lower our prices or to offer increased services at a higher cost to us, which could materially reduce our profit margins.

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

In 2024, we sold approximately 269,836 tons of I-beams, channels and angles at least three inches in width, which represented approximately 13.1% of our total finished product sales for the year. In 2023, we sold approximately 267,778 tons of I-beams, channels and angles at least three inches in width, which represented approximately 12.3% of our total finished product sales for the year. In 2022, we sold approximately 266,840 tons of I-beams, channels and angles at least three inches in width, which represented approximately 11.8% of our total finished product sales for the year.

We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 12.7% in 2022, 10% in 2023 and 11% in 2024, according to information provided by Mexico’s Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2024, we sold approximately 430,947 tons of hot rolled and cold finished steel bars compared to 498,959 tons in 2023. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14.6% and 14% respectively in 2024, 13.9% and 13.3% respectively in 2023 and 12.8% and 16.6% respectively in 2022.

Rebar and light structural steel together accounted for approximately 1,237,000 tons, or 60.1%, of our total production of finished steel products in Mexico, Brazil and the United States in 2024.

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

United States

Until 2023, we competed primarily with both domestic SBQ steel producers and importers in the United States. Domestic competition for hot-rolled engineered bar products included large U.S. steelmakers and specialized mini-mills. Non-U.S. competition also impacted segments of the SBQ market, particularly where certifications were not required, and during periods when the U.S. dollar was strong compared with foreign currencies.

The principal areas of competition in these markets were product quality and range, delivery reliability, service, and price. Special chemistry and precise processing requirements characterize SBQ steel products. Maintaining high standards of product quality, while keeping production costs low, was essential to our ability to compete. The ability to respond quickly to customer orders was important, especially as customers increasingly reduced their in-plant raw material inventories.

Our principal competitors in the U.S. market, depending on the product, included Nucor Corporation, Charter Steel, Steel Dynamics, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel, and Gerdau.

In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon, Ohio, and Lackawanna, New York, effective September 2023, indefinitely, due to various economic factors, including deteriorating market conditions and operational costs.

Republic Steel’s operations accounted for approximately 11% of our total revenues in 2022, 6% in 2023, and 0.2% in 2024. Its steel production accounted for approximately 8% of our total steel production in 2022, 3% in 2023, and 0% in 2024, reflecting the complete shutdown of our U.S. steelmaking operations.

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

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO cover every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until September, 2027.

Prior to the closure of Republic Steel’s plants in 2023, all such facilities were certified to ISO9001:2015 and IATF16949:2016. The certifications for the Canton, Lackawanna, Massillon, and Solon plants remained in effect through January 2024, but are no longer active given the termination of operations. The IATF 16949:2016 standard, developed by the International Automotive Task Force, is the result of the harmonization of the supplier quality requirements of vehicle manufacturers worldwide and provides for a single quality management system of continuous improvement, defect prevention and reduction of variation and waste in the supply chain. It places greater emphasis on management’s commitment to quality and customer focus. ISO 9001 is a set of international quality control standards for management and practices.

Prior to the Republic Steel plant closures, Republic’s Environmental, Health & Safety Management System was structured upon training, communication, employee participation, document control, objective and target setting, and management’s periodic reviews to implement our commitments to environmental protection and providing a safe and clean workplace.

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal increased 0.5% in 2022, decreased 40% in 2023, and decreased approximately 15% in 2024, and prices of ferroalloys increased approximately 32.9% and 36.4% in 2022 and 2023, respectively and decreased 19% in 2024. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2024, our cost of sales in Mexico, as a percentage of sales in Mexico, was 78%, compared to 232% in the U.S. and 76% in Brazil. Our consolidated cost of sales, as a percentage of consolidated sales, was 76%. The higher cost of sales of facilities is mainly a result of higher labor costs prevailing in our U.S. operations, and the higher costs of the raw materials that our U.S. operations use in the production of SBQ steel.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 62% of our consolidated manufacturing conversion cost in 2024 (62% of the manufacturing conversion cost in our Mexico operations, 0% of the manufacturing conversion cost in our U.S. operations and 64% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 15% and 13.8% of our refined scrap tonnage in 2024 and 2023 , respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 81.9% and 1.7% of our refined scrap tonnage, respectively, in 2024 and approximately 85.1% and 1.2 respectively in 2023. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our U.S. facilities. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products.

Ferroalloys, electrodes and refractory products collectively accounted for i) approximately 9% of our manufacturing conversion cost in 2024 in our Mexican operations, compared to 13% in 2023, ii) 0% of our manufacturing conversion cost in 2024, compared to 25% in 2023 for our U.S. and Canada operations and iii) 7% of our manufacturing conversion cost in 2024 compared to 10% in 2023 in our Brazil facilities.

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

Electricity. In 2024, 2023 and 2022, electricity accounted for approximately 10%, 9% and 8% of our consolidated manufacturing conversion cost, respectively. Electricity accounted for 13%, 9%and 7% in 2024, 2023 and 2022, respectively, of our manufacturing conversion in our Mexico facilities and is supplied by CFE for basic service and Iberdrola for qualified service. Electricity also accounted for 0%, 11% and 9% of the manufacturing conversion cost in our U.S. operations in 2024, 2023 and 2022, respectively, and is supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 8%, 7% and 5% in 2024, 2023 and 2022, respectively, of the manufacturing conversion cost in our Brazil operations, where it is supplied by Ecom Energia Ltda., Comercializadora de Energiaeletrica Ltda. and Comerc Ltda. We, like most high-volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 0% of the manufacturing conversion cost of our U.S. operations and 3% of our Brazil operations) in 2024, and approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations, 3% of the manufacturing conversion cost of our U.S. operations and 4% of our Brazil operations) in 2023. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2024, 2023 and 2022, we did not have natural gas cash-flow exchange contracts or swaps. For the derivatives that qualified for hedge accounting, their fair value was adjusted through the stockholders’ equity under the caption fair value of derivative financial instruments until such time as the related item in the derivative hedges is recognized as income.

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

United States

Our former operations in the United States were subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, the management of hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. These operations were the subject of administrative action by federal, state (or provincial) and local environmental authorities. Although our U.S. facilities ceased operations in 2023, the resolution of any of these claims may result in significant liabilities. See “Item 3—Key Information—Risk Factors—Risks Related to the Global Economy and Our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Item 8—Financial Information—Legal Proceedings.”

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

Although all of our United States production facilities ceased operations in 2023, certain facilities such as the Lorain and Canton, Ohio plants remain subject to legacy environmental regulations, including the Maximum Achievable Control Technology (“MACT”) standard for Electric Arc Furnaces as an “area source.” Revisions of this standard may impose future obligations with respect to these non-operational assets, including those relating to mercury emissions and control.

Our steelmaking operations in the United States, Brazil and in Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use. Until 2023, certain United States operations also employed this technology. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which certain legacy facilities are subject, and has also issued rules that will affect preconstruction permits for United States facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our remaining operations or legacy compliance obligations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the UNFCCC, Mexico became subject to the Paris Agreement to fight climate change, which was taken by the parties at the 21th session of the UNFCCC conference of the Parties in 2015. In August 2017, the U.S. State Department officially informed the United Nations of the United States withdrawal from the Paris Agreement. Following the 2020 U.S. presidential election, the U.S. formally rejoined the Paris Agreement in February 2021. As a result, while our United States facilities are no longer operational, legacy obligations may still fall under future regional, provincial and/or federal climate change regulations to manage greenhouse emissions. More stringent greenhouse policies and regulations could adversely affect our business and results of operations.

Various federal, state (or provincial) and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws, regulations and ordinances may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at certain legacy facilities, but we currently believe that such materials are being managed in accordance with applicable law.

In the United States, the federal Environmental Protection Agency has in the past introduced regulation regarding the phasing out of polychlorinated biphenyl (“PCB”) containing fluid in equipment that we previously used at many of our U.S. facilities. If any such rules are enacted, these legacy facilities may be required to reduce the levels of PCBs in our equipment, which will in turn may require us to incur costs for the removal and disposal of PCB containing oils, sampling and possible replacement of equipment in the event PCB levels cannot be reduced to acceptable levels.

Also in the United States, more stringent standards for particulate matter were promulgated in 2012. As these standards were implemented through the different state programs, we experienced higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities in 2014 and subsequent years. These costs were related to extensive dispersion modeling and/or pre-construction monitoring not previously required. While we no longer operate steelmaking facilities in the United States, these historical regulatory experiences may inform future obligations associated with environmental permitting or site remediation at our legacy facilities.

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

United States-Mexico-Canada Agreement (USMCA)

The North American Free Trade Agreement (“NAFTA”) became effective on January 1, 1994, and provided for the progressive elimination of most duties on steel products traded among the United States, Mexico and Canada. On July 1, 2020, NAFTA was replaced by the USMCA, which maintains tariff-free access for most steel and steel-related products among the three countries. The USMCA includes provisions intended to facilitate regional trade and reduce customs-related barriers. As part of its terms, the agreement is subject to a joint review by the three countries in 2026, six years after its entry into force.. See “Item 3—Key Information—Risk Factors—Risks Related to Mexico—Economic and political developments in the United States and elsewhere may adversely affect Mexican economic policy and, in turn, our operations.” The USMCA has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

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

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States. Such dumping rate was ratified in June 1, 2022. Following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant on February 17, 2020 after we argued that there were deficiencies and adverse facts during the U.S. Department of Commerce’s information process, a preliminary dumping rate of 6.35% was imposed and will be ratified in the first semester of 2023. On August 9, 2023 a dumping rate of 5.93% was published and imposed. On December 2, 2024 a dumping rate of 8.88% was published and imposed.

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

Impact of Reinstated Section 232 Tariffs on U.S. Steel Exports

As of the date of this annual report, certain of our steel exports from Mexico to the United States are subject to tariffs imposed under Section 232 of the U.S. Trade Expansion Act of 1962. In March 2025, the U.S. government reinstated a 25% tariff on all steel imports, including those originating from Mexico. We understand that, as a result of this reinstatement, our exports of all steel products from Mexico to the United States are currently subject to the 25% tariff.

These tariffs increase the cost of our products in the U.S. market, potentially affecting the competitiveness of our exports and resulting in reduced volumes or pressure on margins. Since the reinstatement of the tariffs, we have seen a reduction in our export volumes to the United States, with current shipments averaging around 300 metric tons per month compared to prior levels of approximately 3,000 metric tons. We continue to monitor trade developments closely and evaluate our commercial and operational strategy in light of evolving trade policies.

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

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2023 and December 31, 2022:

	Percentage of equity owned
	2024	2023	2022
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%	99.99%
Simec International 6, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.9%	99.99%	95.10%
Grupo Chant, S.A.P.I. de C.V.	99.99%	99.99%	97.61%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%	100.00%
Gases Industriales de America, S.A. de C.V. (7)	100.00%	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%	100.00%
Subsidiaries established in countries outside of Mexico:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	100.00%	100.00%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San.”

(2)	Companies located in Brazil.

(3)	ICH owns 0.59% of the shares in this company at December 31, 2024.

(4)	Companies established in the United States, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

(7)	Companies that have lost the entire capital stock, except Operadora de Metales, S.A. de C.V., Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. and Gases Industriales de America, S.A. de C.V. and which only has lost 2/3 of their capital stock.

D.	Property, Plants and Equipment

Our Operations and Production Facilities

As of the date of this annual report, we conduct our operations at 12 facilities throughout North and South America. At December 31, 2024, our crude steel production capacity was 6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.8 million were based on electric arc furnace, or mini-mill, technology. Although we continue to own our U.S. facilities, we ceased all production activities in the United States in 2023, our total installed crude steel production capacity remained approximately 6 million tons, of which 1.2 million tons are based on integrated blast furnace technology and 4.8 million tons are based on electric arc furnace, or mini-mill, technology. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. facilities have 2.3 million tons of installed crude steel production capacity, but were not in operation during 2024 and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.6 million tons of rolling and finishing capacity, of which 2.8 million are in Mexico, 1.8 million are in the United States and Canada (though the U.S. capacity was not utilized in 2024), and 1.0 million are in Brazil.

We operate eight mini-mills, six in Mexico and two in Brazil. The Mexican mini-mills are in: one in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; one in Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mills in Brazil are in Pindamonhangaba, São Paulo and Cariacica, Espírito Santo. Following the closure of our U.S. steelmaking operations in 2023, the Canton, Ohio mini-mill is no longer operational. We also previously operated an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. We have facilities to produce rolled and finished steel at each of our plants in Cholula and formerly at our U.S. facilities (except Canton, which did not have rolling capabilities). In August 2023, Republic Steel announced the permanent closure of its operations, including its steel mill in Canton and its rolling mills in Solon, Massillon, and Lackawanna, all of which remain non-operational as of the date of this report.

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

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Year Ended December 31,
	2022	2023	2024
	(thousands of tons)
Melt shops
Steel billet production	2,472.8	2,313.11	2,227.8
Annual installed capacity(1)	6,006.0	6,006.0	6,010.0
Effective capacity utilization	41.2%	38.5%	37.1%

Rolling mills
Total production	2,674.8	2,534.6	2,377.6
Annual installed capacity(1)	5,792.6	5,720.6	5,572.0
Effective capacity utilization	46.2%	44.3%	42.7%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility as of December 31, 2024.

Mexican Production per Facility by Product Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	21.9%	0.0%	0.0%	0.0%	4.1%
Channels	14.6%	1.9%	0.0%	0.0%	3.0%
Angles	38.1%	7.8%	0.0%	0.0%	8.4%
Hot rolled bars (round, square and hexagonal rods)	15.5%	1.8%	44.7%	4.3%	14.5%
Rebar	0.0%	86.2%	3.0%	78.7%	49.4%
Flat bars	9.3%	2.3%	26.1%	0.0%	7.6%
Cold finished bars	0.0%	0.0%	26.1%	0.0%	5.5%
Electro-Welded wire mesh	0.0%	0.0%	0.0%	2.4%	1.0%
Wire rod	0.0%	0.0%	0.1%	12.6%	5.5%
Electro-Welded wire mesh panel	0.0%	0.0%	0.0%	1.4%	0.6%
Other	0.6%	0.0%	0.0%	0.0%	0.4%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 420,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2024, the Guadalajara mini-mill produced 212,905 tons of steel billet and 211,140 tons of finished product, operating at 51% capacity for billet production and 44% capacity for finished product production. The Guadalajara rolling facilities process billet production from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, and light structural steel.

Guadalajara Mini-Mill

	As of December 31,
	2022		2023		2024
Steel sales (thousands of tons)		252		230		208
Average finished product price per ton	Ps.	26,880	Ps.	23,656	Ps.	18,661
Average scrap cost per ton		9,966		8,443		7,497
Average manufacturing conversion cost per ton of finished product(1)		4,714		4,372		4,434
Average manufacturing conversion cost per ton of billet(1)		3,359		2,940		3,069

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 380,000 tons of steel billet and an annual installed capacity of finished product of 220,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2024, the Mexicali mini-mill produced approximately 201,540 tons of billet. In 2024, the Mexicali mini-mill produced 188,716 tons of finished products. In 2023, we operated the Mexicali mini-mill at 47.99% capacity for billet production and at 85.78% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable public sources of scrap, electricity, a highly skilled workforce and other raw materials. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces structural steel, light structural steel and rebar.

Mexicali Mini-Mill

	Years Ended December 31
	2022		2023		2024
Steel sales (thousands of tons)		163		189		190
Average finished product price per ton	Ps.	23,145	Ps.	18,834	Ps.	15,295
Average scrap cost per ton		8,183		7,067		6,020
Average manufacturing conversion cost per ton of finished product(1)		4,603		4,226		3,780
Average manufacturing conversion cost per ton of billet(1)		2,859		2,835		2,646

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated our Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT Danieli electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations (two Danieli and the other Daido), two Daido degasification station, two Danieli four-strand continuous caster, three walking beam reheating furnaces and three rolling mills (two Danieli and the other Pomini). Mini-mill 1 has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 450,000 tons. In 2024, mini-mill 1 produced 166,972 tons of steel billet. In 2024, mini-mill 1 produced 215,009 tons of finished products. In 2024, we operated mini-mill 1 at 32.74% capacity for billet production and at 47.78% capacity for finished product production. Mini-mill 2 has an installed capacity of 630,000 tons of steel billet and an installed capacity of finished product of 550,000 tons. In 2024, mini-mill 2 produced 189,257 tons of steel billet. In 2024, mini-mill 2 produced 152,600 tons of finished products. In 2023, we operated mini-mill 2 at 19% capacity for billet production and at 19% capacity for finished product production. Our Apizaco mini-mills are 1,112 miles from Mexicali and less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel, and light structural. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills and Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 72,000 tons. In 2024, the Cholula facility produced 66,821 tons of finished products, at 92.8% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

In 2024, our plants in Apizaco and Cholula produced 356,229 tons of billet and 434,430 tons of finished product, operating at 31% of its billet capacity and 40% capacity for finished product.

Apizaco Mini-Mills and Cholula Facility

	Years Ended December 31,
	2022		2023		2024
Steel sales (thousands of tons)		306		243		237
Average finished product price per ton	Ps.	26,732	Ps.	23,551	Ps.	22,430
Average scrap cost per ton		10,106		8,444		7,739
Average manufacturing conversion cost per ton of finished product(1)		4,416		15,517		6,563
Average manufacturing conversion cost per ton of billet(1)		6,397		4,732		4,533

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2024, these facilities had an annual installed capacity of 650,000 tons of billet and 1,180,000 tons of finished product. In 2024, the San Luis facilities produced 492,354 tons of steel billet. In 2024, the San Luis facilities produced 625,476 tons of finished product, operating at 80% capacity for billet production and 64% capacity for finished product production. Our San Luis facilities mainly produce rebar, light structural steel and wire rod.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years Ended December 31,
	2022		2023		2024
Steel sales (thousands of tons)		543		541		486
Average finished product price per ton	Ps.	22,334	Ps.	18,603	Ps.	15,280
Average scrap cost per ton		10,097		8,583		7,467
Average manufacturing conversion cost per ton of finished product(1)		858		11,665		3,037
Average manufacturing conversion cost per ton of billet(1)		3,723		2,373		2,320

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

We operated the Republic Steel facilities from July 22, 2005, when they were acquired from the shareholders of PAV Republic, Inc., until their closure in 2023. As of December 31, 2023, these facilities had an annual installed capacity of 2,296,000 tons of billet and 1,830,000 tons of finished product. In 2023, Republic facilities produced 93,763 tons of steel billet, 87,384 tons of hot-rolled bars, and 8,600 tons of cold-finished bars. No wire products were produced in 2023, and Republic facilities did not produce any steel products in 2024 following the closure.

The following table sets forth, for the periods Indicated selected operating data for our Republic facilities.

	Years Ended December 31,
	2022		2023		2024
Steel sales (thousands of tons)		161		83		3
Average finished product price per ton	Ps.	36,562	Ps.	29,120	Ps.	25,984
Average scrap cost per ton		7,952		9,100		0
Average manufacturing conversion cost per ton of finished product(1)		5,354		26,901		0
Average manufacturing conversion cost per ton of billet(1)		12,246		10,694		0

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operated an integrated steel mill. It has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills. As of December 31, 2024, the facility had an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility has been idled since 2016 and did not produce any steel billet or finished products in 2023 or 2024.

Canton, Ohio. This facility primarily produced SBQ steel and included two 200-ton electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers, and two slag rakes. Additional equipment included an inline rolling mill, billet grinders, a saw line, and a QVL inspection line. As of December 31, 2023, it had an annual installed capacity of 1,247,000 tons of steel billet. In 2023, it produced 93,762 tons of semi-finished products, operating at 8% capacity. The facility ceased operations in August 2023.

Lackawanna, New York. This facility featured a walking beam reheat furnace, a 17-stand rolling mill, a 5-stand sizing mill, and three saw lines. It produced hot-rolled bars and had an annual installed capacity of 720,000 tons as of December 31, 2023. In 2023, it produced 78,784 tons, operating at 11% of capacity. It ceased operations in August 2023.

Massillon, Ohio. This cold-finishing facility included equipment for drawing, turning, grinding, straightening and sawing SBQ steel. As of December 31, 2023, it had an annual capacity of 138,000 tons. In 2023, it produced 8,600 tons of cold-finished bars, operating at 6% capacity. This facility ceased operations in August 2023.

Solon, Ohio. Acquired in 2011, this plant produced CHQ wire products. As of December 31, 2023, it had an installed capacity of 72,000 tons of wire. It produced no finished product in 2023 and operated at 0% capacity. This facility ceased operations in August 2023.

Hamilton, Ontario, Canada. Our Hamilton facility was shut down permanently during 2021.

Brazil.

We have three plants in Brazil: a mini-mill and rebar and wire-rod rolling mill in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in in Itauna, Minas Gerais. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment include an electric arc furnace and a rebar and wire rod rolling mill. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna were acquired in August 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2024, our plant in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 500,000 tons of finished product per year capacity. In 2024 our plant in Pindamonhangaba produced 480,226 tons of billet and 476,000 tons of finished product, operating at 92% of its capacity for billet and 104% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 348,000 tons of finished product. In 2024, our plant in Cariacica produced 484,599 tons of billet and 311,299 tons of finished product, operating at 81% of its capacity for billet and 89% capacity for finished product. The plant in Itauna had installed capacity to produce 140,000 tons of finished product. In 2024, our plant in Itauna produced 130,009 tons of finished product, operating at 93% capacity for finished product.

In 2024, our plants in Brazil produced 964,825 tons of billet and 917,906 tons of finished product, operating at 86% of its billet capacity and 93% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years Ended December 31,
	2022		2023		2024
Steel sales (thousands of tons)		828		890		931
Average finished product price per ton	Ps.	20,978	Ps.	15,667	Ps.	15,063
Average scrap cost per ton		9,419		6,776		6,599
Average manufacturing conversion cost per ton of finished product(1)		1,463		10,748		3,754
Average manufacturing conversion cost per ton of billet(1)		4,644		2,704		2,706

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product (%)	Equipment	2024 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams, Channels, Angles, Hot rolled bars, Flat bars	electric arc furnace with continuous caster rolling mill and bar processing lines	212,905	420,000

Mexicali	Angles, Rebar, Channels, Hot rolled bars, Other	electric arc furnace with continuous caster and rolling mills	201,540	420,000

Apizaco and Cholula	SBQ	electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment	356,229	1,140,000

Aceros DM, San Luis Potosí	Rebar, Wire rod, Electro-Welded wire mesh, Electro-Welded wire mesh panel, Bars	electric arc furnaces, with continuous casters, rolling mill and wire rod rolling mill	383,367	470,000

Aceros San Luis, San Luis Potosí	Rebar	electric arc furnaces, with continuous casters, reheating furnace and rebar rolling mill	108,987	144,000

Fundiciones de Acero, San Luis Potosí	Wire	Pickling line, wire drawing machines	66,000	149,400

Malla San, San Luis Potosí	Wire rod, Electro-Welded wire mesh, Electro-Welded wire	Wire drawing machines, reheating furnace, electrowelders	79,413	235,000

CHQ Wire, Guanajuato	Wire rod	Pickling line, wire drawing machines	5,181	27,600

Lorain(1)	SBQ	electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills	0	1,049,000

Canton(2)	SBQ	electric arc furnace, vacuum tank degasser and continuous caster	0	1,247,000

Lackawanna(3)	SBQ	rolling mill and wire rod rolling mill	0	720,000

Massillon(4)	SBQ	cold drawn, bar turning and heat treating equipment	0	138,000

Solon(5)	SBQ	equipment to clean and coat, draw, and anneal wire	0	72,000

Brazil	Rebar, Angles, Bars. Flat bars, Other	electric arc furnace, with continuous caster with rolling mills and wire rod rolling mill	934,825	1,120,000

(1)	Production capacity is for rolling only.
(2)	Production capacity is for billets only.

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

A. Operating Results

Overview

We are producers of SBQ, rebar and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry which is greatly influenced by general economic conditions in North America and globally. Demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, although the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. In 2023, the total decrease in net revenue from sales of SBQ products compared to 2022 was 28.32%.In 2024, the total decrease in net revenue from sales of SBQ products compared to 2023 was 28.61%.

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

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consists of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs; however, in 2024, 2023, and 2022, we did not purchase iron ore pellets or coking coal since our Lorain, Ohio blast furnace facility, which was our only facility that utilizes these materials, was idle during these periods. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation varies from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Production costs at our U.S. facilities was higher than those in our facilities in Mexico, principally due to the higher cost of labor and the higher cost of ferroalloys used to manufacture SBQ steel, which was the only steel product that we produced in the United States.

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

A significant percentage of our business uses a fixed base price that is negotiated annually, plus monthly scrap and alloy surcharges. In the transaction business, we can adjust the base pricing as required. Scrap metal and commodity prices increased by 0.5% in 2022 and decreased 19.6% in 2023, and decreased by 95.10% in 2024.

Sales Volume, Price and Cost Data, 2022 – 2024.

	Year ended December 31,
	2022	2023	2024
Shipments (thousands of tons)	2,254	2,176	2,056
Guadalajara and Mexicali	415	419	209
Apizaco and Cholula	308	243	237
San Luis facilities	543	541	486
Republic facilities	160	83	3
Brazil	828	890	931

Net sales (Ps. millions)	54,159	41,139	33,658
Guadalajara and Mexicali	10,534	8,991	6,800
Apizaco and Cholula	8,244	5,723	5,306
San Luis facilities	12,136	10,064	7,431
Republic facilities	5,867	2,417	85,224
Brazil	17,378	13,944	14,035

Cost of sales (Ps. millions)	39,684	31,100	26,033
Guadalajara and Mexicali	6,640	6,091	4,815
Apizaco and Cholula	6,902	4,741	4,382
San Luis facilities	8,034	7,105	5,970
Republic facilities	5,764	3,399	213
Brazil	12,344	9,764	10,652

Average price per ton (Ps.)	24,015	18,906	16,371
Guadalajara and Mexicali	25,410	21,458	23,611
Apizaco and Cholula	26,732	23,551	22,388
San Luis facilities	22,334	18,603	15,290
Republic facilities	36,562	29,120	28,408
Brazil	20,978	15,667	15,076

Average cost per ton (Ps.)	17,597	14,292	12,662
Guadalajara and Mexicali	16,017	14,537	16,720
Apizaco and Cholula	22,378	19,510	18,491
San Luis facilities	14,785	13,133	12,285
Republic facilities	35,920	40,952	70,924
Brazil	14,901	10,971	11,441

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

We sell our steel products to the automotive, construction, manufacturing and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2024 increased by 1.5% (according to preliminary figures of the INEGI) and in 2023 increased by 3.2% (according to figures of the INEGI). The U.S. GDP increased 2.8% in 2024 (according to preliminary figures of the U.S. Department of Commerce) and increased 2.0% in 2023. Brazil´s IBGE in 2024 was increased by 3.4% (according to preliminary figures of Brazilian Institute of Geography and Statistics) and 2.9% in 2023. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price decreased approximately 13% in 2024 compared to 2023. Our average steel price decreased approximately 21% in 2023 compared to 2022. Our average steel price decreased approximately 8% in 2022 compared to 2021.

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

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican, Brazilian and U.S. markets. During 2005, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. As a result, the competitive price pressure from dumping declined, contributing to a general upward trend in domestic Mexican steel prices. In 2022, imports to Mexico in tons decreased 11.7% compared to 2021 according to information of CANACERO. In 2023, imports to Mexico in tons increased 8.6% compared to 2022 according to information of CANACERO. In 2024, imports to Mexico in tons decreased 18% compared to 2023 according to information of CANACERO.

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

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. For example, prices of scrap metal increased 0.5% in 2022, in 2023 decreased by 19% and in 2024 decreased by 19.58%; and prices of ferroalloys approximately increased 36.4% in 2022, decreased approximately 24.2% in 2023 and decreased approximately 95.76 % in 2024. As with other raw materials, iron ore and coking coal prices fluctuate significantly. However, 2022, 2023 and 2024 we did not purchase coking coal or pellets since our Lorain, Ohio blast furnace facility was idle during this period.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico, Brazil and the United States. These prices are impacted by general demand and supply for energy in the United States, Brazil and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. Natural gas and electricity prices in the United States, Brazil and Mexico have remained highly volatile. Prices for electricity increased 7.7% in 2022, increased 2.0% in 2023, and decreased 94.8% in 2024; and prices for natural gas increased 54.3% in 2022, decreased 30.6% in 2023 and decreased 96.1% in 2024.

If inflation rates in Mexico and Brazil rise significantly, our costs may increase and the demand for our services may decrease.

Mexico has historically experienced high annual rates of inflation. The annual rate of inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 7.8% in 2022, 4.6% in 2023 and 4.2% in 2024. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. According to the Mexican Central Bank (Banco de Mexico), the appreciation of the Mexican peso relative to the U.S. dollar in 2022 was 5.6%. The exchange rate at December 31, 2022 was 19.3615 compared to 20.5157 at December 31, 2021. At April 28, 2023, the exchange rate was Ps. 18.1030 per U.S.$1.00. The exchange rate at December 31, 2023 was 16.8935 compared to 19.3615 at December 31, 2022. The exchange rate at December 31, 2024 was 20.5103 compared to 16.8935 at December 31, 2023.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment historically represented the results of operations of Republic, including its plants located in the United States. Following the cessation of our U.S. operations in 2023, the segment no longer includes production activity but continues to be reported separately due to ongoing expenses associated with the former U.S. operations. As such, the U.S. segment is not currently active but remains distinct from our other segments. This treatment may be revised in the future depending on changes in circumstances; and

●	our Brazil segment represents the results of our operations in three plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018.

The following information shows other results by segment.

	For the year ended December 31, 2024
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	$19,529,921	$92,215	$14,035,536		$33,657,672
Cost of sales	(15,168,258)	(212,771	(10,651,722)		(26,032,751)
Gross profit (loss)	4,361,663	(120,556)	3,383,814		(2,602,511)
Administrative expenses	(996,915)	(477,245)	(1,128,351)		(2,602,511)
Other (expense) income, net	329,915	(750,518)	699,286		278,683
Interest income	1,686,870	0	0		1,688,870
Interest expense	1,972	(5,705)	(422,358)	422,358	(3,733)
Exchange gain (loss), net	5,557,126	(737)	227,122	(227,122)	5,556,389
Income (loss) before income tax	10,940,631	(1,354,761)	2,759,513	195,236	12,540,619
Income tax	1,135,674	(81,401)	1,005,850		2,060,123
Net (loss) income	$9,805,957	(1,273,360)	$1,753,663	$195,236	$10,480,496

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	$623,556	$179,732	$263,094		$1,066,382
Total assets	50,325,892	9,740,818	17,699,144	(4,435253)	73,330,601
Total liabilities	4,192,751	6,168,335	8,130,556	(4,435,253)	14,056,389
Additions of property, plant and equipment, net	194,940	(695)	1,932,717	—	2,126,962

	For the year ended December 31, 2023
	Mexico	United States	Brazil	Operations between Segments	Total
	in thousands of pesos)
Net sales	24,777,369	2,417,219	13,944,660	—	41,139,248
Cost of sales	(17,937.267)	(3,398,928)	(9,763,911)	—	(31,100,106)
Gross profit (loss)	6,840,102	(981,709)	4,180,749	—	10,039,142
Administrative expenses	(970,482)	(291,552)	(1,055,024)		(2,317,058)
Other (expense) income, net	16,319	(309,117)	173,252		(119,546
Interest income	931,866	82,224	—	(82,224)	931,866
Interest expense	(89,293)	(146,592)	(122,921)	269,513	(89,293)
Exchange gain (loss), net	(2,430,781)	(219)	(181,424)	181,424	(2,431,000)
Income (loss) before income tax	4,297,731	(1,646,965)	2,994,632	368,713	6,014,111
Income tax	(1,234,278)	144,630	(650,350)	—	(1,739,998)
Net (loss) income	3,063,453	(1,502,335)	2,344,282	368,713	4,274,113

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	618,445	155,794	261,005	—	1,035,244
Total assets	43,890,081	9,069,596	18,203,408	(4,375,473)	66,787,612
Total liabilities	6,912,766	4,602,653	9,842,201	(4,375,473)	16,982,147
Additions of property, plant and equipment, net	210,422	(350,360)	2,632,611	—	2,492,673

	For the year ended December 31, 2022
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	30,914,890	5,867,193	17,377,164	—	54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)	—	(39,683,861)
Gross profit (loss)	9,339,132	102,954	5,033,300	—	14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)	544,392	(2,456,700)
Other (expense) income, net	(71,202)	1,015,586	140,205	(1,012,744)	71,845)
Interest income	415,704	30,175	—	—	445,879
Interest expense	(779,134)	(55,867)	(383,646)	383,646	(835,001)
Exchange gain (loss), net	(540,770)	(58)	(60,625)	60,625	(540,828
Income (loss) before income tax	7,267,400	806,179	3,111,083	(24,081)	11,160,581
Income tax	(2,565,834)	(88,679)	(645,009)	—	(3,299,522)
Net (loss) income	4,701,566	717,500	2,466,074	(24,081)	7,861,059

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	627,078	236,601	253,193	—	1,116,872
Total assets	44,025,917	12,930,111	14,149,332	(3,472,457)	67,632,903
Total liabilities	8,375,028	7,243,113	7,492,843	(3,472,457)	19,638,527
Additions of property, plant and equipment, net	151,783	252,116	1,292,586	—	1,696,485

Our net sales by product during as of and for the years ended December 31 2024, 2023 and 2022 were as follows:

SALES BY PRODUCT
 (in thousands of pesos)

	2022	2023	2024
Light structural	3,453,952	2,182,665	2,021,991
Structural	5,701,308	4,983,426	4,076,639
Bars	4,117,613	3,265,897	2,940,989
Rebar	18,834,890	18,192,586	15,192,976
Flat bar	3,673,660	3,023,550	3,039,653
Hot rolled bars	9,189,257	4,743,970	2,509,482
Cold drawn bars	3,092,410	2,105,625	1,640,589
Other	6,096,157	2,641,529	397,007
Total	54,159,247	41,139,248	33,657,672,279

Our net sales by country or region during 2024, 2023 and 2022 are as follows:

SALES BY COUNTRY OR REGION
 (in thousands of pesos)

	2022	2023	2024
Mexico	29,650,766	24,324,933	18,354,803
United States	6,812,650	2,824,477	1,308,629
Brazil	16,969,641	13,884,152	13,959,317
Canada	291,963	0	0
Latin America	424,436	89,672	24,023,204
Other (Europe and Asia)	9,791	16,014	10,899,229
Total	54,159,247	41,139,248	33,657,672

Consolidated Statements of Comprehensive Income

Comparison of Years Ended December 31, 2023 and 2024

Net Sales

Net sales decreased 18%, to Ps. 33,658 million in 2024 compared to Ps. 41,139 million in 2023. This decrease resulted primarily from a 13% decreased in the average price per ton of steel products and also a lower sales volume sold of 2024 compared to 2023. Total sales outside of Mexico decreased 8%, to Ps. 15,388 million in 2024 compared to Ps. 16,814 million in 2023. Total sales in Mexico decreased 25%, from Ps. 18,270 million in 2024 to Ps. 24,325 million in 2023.

Shipments of finished steel products decreased 5.8% to 2,056 million tons in 2024, compared to 2.176 million tons in 2023. Total sales volume outside of Mexico of finished steel products increased 0.2% to 0.993 million tons in 2024, compared to 0.995 million tons in 2023, while total Mexican sales decreased 11%, from 1.181 million tons in 2023, compared to 1.063 million tons in 2024. The average price of steel products decreased 13% in 2024 compared to 2023.

Cost of Sales

Our cost of sales decreased 16%, from Ps. 31,100 million in 2023 to Ps. 26,033 million in 2024, the decrease is mainly attributable to a lower volume of steel tons sold (120 thousand tons less). Cost of sales as a percentage of net sales was 77% in 2024 and 76% in 2023. We experienced higher cost of sales at our Republic facilities, mainly as a result of (i) higher labor costs corresponding to our U.S. operations, and (ii) the higher cost of raw materials, which our U.S. operations use in the production of SBQ steel. Hourly wages at our Mexican operations were approximately U.S.$2.78 (Ps. 57) per hour in 2024 and U.S.$2.54 (Ps. 52) per hour in 2023, compared to U.S.$32.18 (Ps. 660) and U.S.$29.5 (Ps. 605) per hour for 2024 and 2023, respectively, at our U.S. operations. Although some raw material costs are similar in the United States and Mexico, our U.S. operations produce higher value-added SBQ steel, which requires more expensive raw materials such as chromium, nickel, molybdenum and other alloys. Our Mexican operations require these alloys to a lesser extent, because they produce commodity steel as well as SBQ steel.

Gross Profit

Our gross profit was Ps. 7,625 million in 2024 compared to a Ps. 10,039 million gross profit in 2023. This decrease in gross profit is attributable mainly to a decrease of 120,000 tons of finished steel products shipped and a 13% decrease in the average price of steel products sold. As a percentage of net sales, our gross profit was 23% in 2024 and 24% in 2023.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 12%, to Ps. 2,603 million in 2024, compared to Ps. 2,317 million in 2023. This increase was primarily driven by higher expenses in the United States related to the closure of Republic Steel, increased expenses in Brazil due to production growth, and higher depreciation charges. Administrative expenses as a percentage of sales represented 8% and 6% in 2024 and 2023, respectively.

Other (Income) Expense, Net

We recorded other expense, net, of Ps. 279 million in 2024, compared against other income of Ps. 119 million in 2023, mainly from account debugging.

Interest Income

We recorded interest income of Ps. 1,619 million in 2024 compared to Ps. 932 million in 2023. This increase in interest income was primarily due to returns on investments.

Interest Expense

We recorded interest expense of Ps. 4 million in 2024 compared to Ps. 154 million in 2023. The decrease is due to a significant reduction in letters of credit for Republic Steel.

Foreign Exchange Loss (Gain)

We recorded a foreign exchange provision of Ps. 5,556 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023. This increase was primarily due to a 21% depreciation of the peso against the U.S. dollar in 2024.

Income Tax

In 2024 we recorded an income tax provision of Ps. 2,060 million, which included an income tax provision of Ps. 1,357 million and an income tax expense provision for deferred income taxes of Ps. 370 million. In 2023 we recorded an income tax provision of Ps. 1,740 million, which included an income tax provision of Ps. 1,695 million and an income tax expense provision for deferred income taxes of Ps. 45 million.

Our effective income tax rates for 2024 and 2023 were 16.42% and 27.92% respectively. According to the Income Tax Law in Mexico, the tax rate for the year 2024 and years thereafter is 30.0%.

Net Income (Loss)

We recorded net profit of Ps. 10,480 million in 2024, compared to net profit of Ps. 4,274 million in 2023. The net profit for the year 2024 compared to the net profit in 2023 is mainly a result of (i) a 18.40% decrease in the average price of steel products sold, (ii) the exchange profit in 2024 to Ps. 5,556 million compared to the foreign exchange loss of Ps. 2,431 million in 2023, (iii) a 5% decrease in tons of steel products shipped.

Mexico Segment

Comparison of Years Ended December 31, 2023 and 2024

Net Sales

Net sales decreased 21%, to Ps. 19,530 million in 2024 compared to Ps. 24,777 million in 2023. This decrease resulted principally from a 13% decrease in the average price per ton of steel products in 2024 compared to 2023. Shipments of finished steel products decreased 7%, to 1.122 million tons in 2024, compared to 1.213 million tons in 2023, primarily to the decline in the average price and a decrease in product sales caused by the contraction of the domestic market.

Cost of Sales

Our cost of sales decreased 15%, from Ps. 17,937 million in 2023 to Ps. 15,168 million in 2024. This decrease is mainly attributable to a 5% decrease in tons of steel products shipped. As a percentage of net sales, our cost of sales was 78% in 2024, compared to 72% in 2023.

Gross Profit

Our gross profit decreased 36% to Ps. 4,362 million in 2024 compared to Ps. 6.840 million in 2023. This decrease is attributable mainly to a 21% decrease in the average price of steel products sold and a 13% decrease in tons of steel products shipped as a percentage of net sales. Our gross profit was 22% in 2024, compared to 28% in 2023.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) increased 2%, to Ps. 996 million in 2024, compared to Ps. 971 million in 2023. The decrease was mainly caused by lower administrative and maintenance expenses. Administrative expenses as a percentage of net sales were 5% in 2024 and 4% in 2023. Depreciation and amortization expenses were Ps. 623 million in 2024 compared to Ps. 618 million in 2023.

Other Expense (Income), Net

We recorded other income, net, of Ps. 329 million in 2024, related to other financial operations not related to our core business, compared to other expenses, net, of Ps. 16 million in 2023, reflecting expenses related to the allowance for doubtful accounts recovery.

Interest Income

We recorded interest income of Ps. 1,687 million in 2024 compared to Ps. 932 million in 2023. This increase in interest income was primarily due to returns on investments.

Interest Expense

We recorded interest expense of Ps. 4 million in 2024, compared to Ps. 89 million of interest expense in 2023. This decrease was primarily due to losses from investments in steel company shares, initially made based on high industry margins and demand expectations.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 5,556 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023. This foreign exchange loss was primarily due to a 21% depreciation of the Mexican peso against the U.S. dollar in 2024.

Income Tax

In 2024, we recorded an income tax provision of Ps. 1,136 million, which included an expense tax provision of Ps. 1,240 million and an expense tax provision for deferred income taxes of Ps. 369 million. In 2023, we recorded an income tax provision of Ps. 1,234 million, which included an expense tax provision of Ps. 1,045 million and an expense tax provision for deferred income taxes of Ps. 189 million. According to the Income Tax Law in Mexico, the tax rate for 2024 and thereafter is 30%.

Net Income

We recorded net income of Ps. 9,805 million in 2024, compared to net income of Ps. 3,063 million in 2023. This variance is attributable mainly to; (i) a decrease of 13% in the average price of steel products sold (ii) a foreign exchange loss of Ps. 5,556 million in 2024 compared to Ps. 2,431 million of foreign exchange loss in 2023 and (iii) a decrease of 96.37% tons of steel products shipped.

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

Brazil Segment

Comparison of Years Ended December 31, 2023 and 2024

Net Sales

Net sales increased 1% to Ps. 14,036 million in 2024, compared to Ps. 13,945 million in 2023. This resulted principally from a 3.78% decrease in the average price of finished steel products. Shipments of finished steel products increased to 931,000 tons in 2024 compared to 890,000 tons in 2023 (including the shipment of the plants Cariacica and Itauna).

Cost of Sales

Our cost of sales decreased to Ps. 10,652 million in 2024, compared to Ps. 9,764 million in 2023. The average cost per ton of steel products sold decreased 4.29% compared to 2023. Cost of sales as a percentage of net sales was 76% in 2024, compared to 70% in 2023.

Gross Profit

Our gross profit was Ps. 3,384 million in 2024 compared to Ps. 4,181 million of gross profit in 2023. This decrease was primarily due to the reduction in the average price of the products shipped. As a percentage of net sales, our gross profit was 24% in 2024, compared to 30% of gross profit in 2023.

Administrative Expenses

Our administrative expenses (including depreciation and amortization) were Ps. 1,128 million in 2024, compared to Ps. 1,055 million in 2023. Administrative expenses as a percentage of net sales were 8%, in 2023 and 8%, in 2024, respectively. Lower technical administrative expenses, royalties and legal provisions decreased the administrative expenses. Depreciation and amortization expenses were Ps. 263 million in 2024 compared Ps. 261 million in 2023.

Other Expense, Net

We recorded other income net of Ps. 699 million in 2024, compared to other income, net of Ps.173 million in 2023. This increase was primarily due to other income not related to our core business.

Interest Expense

We recorded an interest expense of Ps. 422 million in 2024, compared to Ps. 123 million in 2023. This decrease was primarily due to the repayment of intercompany debts, which are eliminated in the consolidated financial statements.

Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss of Ps. 227,122 million in 2024, compared to a foreign exchange loss of Ps. 181 million in 2023. This increase was primarily due to accounts receivable with intercompany entities, mainly with Republic, where the Brazilian real depreciated by 7% against the dollar.

Income Tax

In 2024 we recorded an income tax provision of Ps. 1,005 million, compared to Ps. 650 million of income tax provision in 2023. This increase was primarily due to variations in tax benefits.

Net Income (Loss)

We recorded a net income of Ps. 1,754 million in 2024, compared to a net income Ps. 2,344 million in 2023. This decrease was mainly due to the lower average price of steel products sold in 2024 compared to 2023.

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

B. Liquidity and Capital Resources

On December 31, 2024, our total consolidated debt was Ps. 6,194 million (U.S.$127 thousand) of 10.5% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent company Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. As of December 31, 2024, we had cash and cash equivalents of Ps. 29,158 million and as of December 31, 2023 we had cash and cash equivalents of Ps. 23,584 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2024, 2023 and 2022:

Principal Cash Flows

	Years ended December 31,
	2022	2023	2024
	(millions of pesos)
Funds provided by operating activities	8,949	4,263	5,548
Funds used in investing activities	(4,138)	(1,283)	(278)
Funds used in financing activities	2,235	(243)	(130)

Our net funds provided by operations were Ps. 5,548 million in 2024 compared to Ps. 4,263 million of net funds provided by operations in 2023. The increased of Ps. 1,285 million in the net funds provided by operations between 2024 and 2023 originated mainly from operations. We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 278 million in 2024 compared to Ps. 1,283 million in 2023. In 2024 the acquisition of property, plant and equipment equaled Ps.2,127 million, we had interest income of Ps. 1,619 million, other non-current assets used for Ps. 162 million. and Ps. 68 million gain on financial instruments.

Our net funds used for financing activities in 2024 were Ps. 130 million, compared to Ps. 242 million used for financing activities in 2023. In 2024, there was An increase of Ps. 126 million in the buy-back of our own shares, and we paid interest for Ps. 3,733 million.

Our net funds provided by operations were Ps. 4,263 million in 2023 compared to Ps. 8,949 million of net funds provided by operations in 2022. The decreased of Ps. 4,686 million in the net funds provided by operations between 2023 and 2022 originated mainly from operations. We attribute our net funds used in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 1,283 million in 2023 compared to Ps. 4,138 million in 2022. In 2023, the acquisition of property, plant and equipment was Ps.2,493 million, we had interest income of Ps. 932 million, and other non-current assets used for Ps. 302 million.

Our net funds generated by financing activities in 2023 were Ps. 243 million, compared to Ps. 2,235 million used by financing activities in 2022. In 2023, there was a decrease of Ps. 89 million in the buy-back of our own shares and we paid interest for Ps. 154 million. In 2022, we obtained Ps. 2,381 million in loans from related parties, there was a decrease of Ps. 90 million in the buy-back of our own shares and we paid interest for Ps. 56 million.

As of December 31, 2024, we have the following material commitments:

On May 1, 2018, the Company entered into an agreement with ArcelorMittal S.A. in Brazil, for the acquisition of the steel production plants in Cariacica and ltauna and drawing equipment for the production of wires and derivatives.

The Cariacica unit has the capacity to produce 600,000 metric tons of billet per year and 348,000 metric tons of finished products. In 2024, 2023 and 2022, said plant has more than 800 employees in both periods and can produce rebar and light structural sections. The factory is located in the city of Cariacica, next to the city of Victoria, in the state of Espirito Santo, on a land of more than 1,200,000 m2.

The ltauna unit has an installed capacity to produce 140,000 metric tons per year of finished products, being able to manufacture light structural profiles and rods. The plant is located in the city of ltauna in the state of Minas Gerais, less than 100 kilometers away from Belo Horizonte, in 2024 and 2023 it has 160 and 160 employees respectively. The factory was leased under a contract expiring in August 2020, however, upon expiration of said contract, the purchase of the Itaúna factory was formalized. With this acquisition, it is expected to have greater stability in the market.

Republic has leased certain equipment, office space and computer equipment under operating contracts that cannot be cancelled. These rents expired on various dates. During the years ended December 31, 2023 and 2022, no expenses were incurred related to income from these operations. There are currently no additional obligations beyond 2020.

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

Our Brazil plants’ electric energy purchase agreements have been made with different termination dates. As of June 30, 2023 with the supplier NEWCOM for R$9.48 million, another agreement was celebrated with ENEL foenr R$17.05 million, with termination date on December 31, 2023. With energy supplier NEWCOM, we have a purchase agreement for R$ 33.9 million with a termination date on December 31, 2023. With energy supplier AMERICA, we have a purchase agreement for R$16.5 million, with a termination date on December 31, 2024. With energy suppliers SQUADRA we have a purchase agreement for R$ 7.650 million with a termination date on December 31, 2024 and an agreement for R$ 7.680 million with a termination date on December 31, 2025. We have three purchase agreements with CESP/AUREN for R$ 4.336 million, R$ 4.021 million, and R$ 3.981 million, with termination dates on December 31, 2024, 2025, and 2026, respectively. Additionally, we have six contracts with ENEL TRADING BRASIL S.A., two per year, valued at R$ 101.4 million, R$ 90.0 million, and R$ 90.9 million, also terminating on December 31, 2024, 2025, and 2026, respectively. Finally, with AES, we have three contracts, one per year, valued at R$ 60.1 million, R$ 56.3 million, and R$ 59.9 million, with the same termination dates of December 31, 2024, 2025, and 2026, respectively.

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

D. Trend Information

In the first quarter of 2025, net sales decreased by 1% as compared to the first quarter of 2024. Sales in tons of finished steel decreased by 1% in the first quarter of 2025 as compared to the first quarter of 2024. Prices of finished products sold in the first quarter of 2025 decreased by approximately 1% as compared to the first quarter of 2024.

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

In August of 2023, Republic Steel ceased operations on an indefinite basis in all of its U.S. plants (Canton, Solon, Massillon and Lackawanna), including due to deteriorating market conditions and operational costs in the U.S. Republic was the only producer of leaded steel in the U.S. and will continue servicing its customers from its plant in Tlaxcala, Mexico. For this reason, management has determined that its long-lived assets at such facilities may not be fully recoverable. Management performed an analysis of the fair value of the four facilities with the assistance of an independent valuation firm and determined the net book value exceeded the fair value by approximately U.S.$130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015.

As discussed in Note 9 to our audited financial statements included elsewhere in this Annual Report, the Company has Ps. $1,414,703 and Ps. $1,249,353 of physical coke stock inventory as of December 31, 2024 and 2023, respectively, which the Company used as raw material to supply the blast furnace at the Lorain facility. Management periodically evaluates the potential degradation of coke inventory and determines whether it remains suitable as blast furnace feedstock or alternatively for sale to other blast furnace steel mills. The factories located in the United States ceased operations in September 2023. The existing inventories in these plants amounted to Ps. $4,496,211 in the short term and Ps. $1,300,240 in the long term. At the end of the year, the coke inventories and a significant part of the other inventories were valued by an expert in the field.

		Net Tons	Metric Tons	U.S.$ Cost(1)		Cost U.S.$/MT		Market U.S.$/MT(2)		Market Value(1)

2021	Sale of Coke	325	295		0
12/31/2021	Coke inventory	150,184	136,246	U.S.$	99,716,832.59	U.S.$	731.88	U.S.$	469.00	U.S.$	63,899,374.00
2022	Sale of Coke	6,154	5,584		0
12/31/2023	Coke inventory	144,030	130,662	U.S.$	95,628,904.56	U.S.$	731.88	U.S.$	566.00	U.S.$	73,954,692.00
12/31/2024	Coke inventory	144,030	130,662	U.S.$	95,628,904.56	U.S.$	731.88	U.S.$	527.89	U.S.$	68,975,254.00

1)	In 2024, the applicable exchange rate was Ps. 20.5103 per 1 U.S. dollar. In 2023, the applicable exchange rate was 16.89 per 1 U.S. dollar. In 2022, the applicable exchange rate was 19.36 pesos per 1 U.S. dollar.

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

Other intangible assets are mainly comprised of trademarks, customer list and non-competition agreements. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. In order to obtain undiscounted and discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures as applicable, and discounted to net present value using the risk adjusted discount rates of return. As of December 31, 2023 and 2024, there was no impairment charge to other intangible assets.

As of December 31, 2024, the main key assumptions used in the valuation models of the San Luis reporting unit are as follows:

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

New Accounting Pronouncements

The following standards and amendments are not yet effective. The Company is currently evaluating the potential impact they may have on its financial statements.

Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

These amendments address the classification and measurement of financial instruments. Specifically, they clarify: (i) when a financial liability can be derecognized upon settlement through an electronic transfer, and (ii) when cash flows qualify as solely payments of principal and interest, which determines whether financial assets can be classified at amortized cost.

Although the Company is still assessing the impact of these amendments, the current expectation is that the changes related to the timing of derecognition of financial liabilities may have an effect on the Company’s financial liabilities. However, the amendments related to the classification of financial assets are not expected to have a material impact. These amendments are applicable to the Company’s 2026 financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

This new standard will replace IAS 1 – Presentation of Financial Statements. While many existing requirements will remain, IFRS 18 introduces significant changes to:

●	The presentation of the income statement and, consequently, the statement of cash flows;

●	The disclosure of management performance measures;

●	The level of aggregation and disaggregation in the primary financial statements and accompanying notes.

IFRS 18 applies to periods beginning on or after January 1, 2027 and must be applied retrospectively. The Company is still evaluating the impact IFRS 18 may have on its financial statements.

Other Standards

There are no other new standards or amendments expected to have a material impact on the Company’s financial statements.

Sustainability Reporting Standards

Creation of the International Sustainability Standards Board (ISSB)

The IFRS Foundation has established the ISSB to develop global sustainability disclosure standards aimed at providing investors and other capital market participants with high-quality, decision-useful information on sustainability-related risks and opportunities.

IFRS S1 – General Requirements for Disclosure of Sustainability-Related Financial Information

This standard requires entities to disclose material sustainability-related risks and opportunities that could reasonably be expected to affect cash flows, access to finance, or cost of capital over the short, medium, or long term.

IFRS S2 – Climate-Related Disclosures

IFRS S2 focuses specifically on climate-related risks and opportunities, including both physical and transition risks that may impact an entity’s financial outlook.

Adoption in Mexico

Beginning in 2025, all listed issuers in Mexico will be required to adopt IFRS S1 and IFRS S2. The CNBV has made these standards mandatory in order to enhance transparency and align ESG disclosures with global best practices.

This shift marks a significant evolution in how Mexican companies report on sustainability performance, aiming to improve the quality of information available to investors and facilitate access to sustainable financing.

The Company is actively taking steps to comply with these new sustainability disclosure requirements.

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

The current members of our board of directors were nominated and elected to such position at the 2024 general meeting of shareholders as proposed by Industrias CH held on April 24, 2025. We expect that Industrias CH will be in position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

In accordance with the Mexican Securities Market Law, supervision of our management is entrusted to our board of directors, which shall act through an audit and corporate practices committee for such purposes, and to our external auditor. The audit and corporate practices committee (together with the board of directors) replaces the statutory auditor (comisario) that previously had been required by the Mexican Corporations Law. See “Item 6—Committees” below.

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

B. Compensation

For the years ended December 31, 2024, 2023 and 2022, we paid no compensation to our five directors, and the aggregate compensation our executive officers earned was approximately Ps. 63.1 million, Ps. 113.7 million and Ps. 120.1 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C. Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 24, 2025, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 24, 2025, and Alfonso Barragán Galindo and Rodolfo García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.” In accordance with the by-laws of Grupo Simec, the Audit and Corporate Practices Committee is made up exclusively of independent directors and a minimum of 3 members. The Chairman of said Committee is appointed by the Shareholders’ Meeting, and the rest of its members may be appointed by the Board of Directors.

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

Our audit and corporate practices committee met at least quarterly in 2024.

D. Employees

As of December 31, 2024, we had 4,443 employees (2,991 were employed at our Mexico facilities, of whom 1,617 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,431 were employed at our Brazil plants, of whom 1,345 were unionized). As of December 31, 2023, we had 4,260 employees (2,979 were employed at our Mexico facilities, of whom 1,615 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,260 were employed at our Brazil plants, of whom 1,174 were unionized) compared to 5,092 employees (3,066 were employed at our Mexico facilities, of whom 1,408 were unionized, 625 were employed at Republic facilities, of whom 465 were unionized and 1,401 were employed at our Brazil plants, of whom 1,315 were unionized) in 2022.

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

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on February 13, 2026.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on March 1, 2026.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on January 31, 2027.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on January 30, 2026.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato de Empresas adherido a la CTM, the contract expires on January 15, 2024; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 23, 2026.

We have had good relations with the unions in our facilities. The collective bargaining agreements are renegotiated every two years, and wages are adjusted every year.

Republic is the only subsidiary of the Group which offered other benefits and pension plans to their employees prior to closing of the U.S. facilities. Republic’s benefit plans to its prior employees are described below.

Collective Bargaining Agreements

On October 23, 2023, Republic executed a shutdown agreement with the USW that terminated a collective bargaining agreement between Republic and the unionized employees at the now-shut down facilities in Canton, Solon, Massillon and Lackawanna. As of the date of the shutdown agreement, 18% of the company’s workers were insured through the collective bargaining agreement (compared to 70% in 2022). Under the terms of the agreement, all benefits ceased on December 31, 2023. There were approximately U.S.$5.4 million severance payments, grievance payments and vacation payouts paid during the year ended December 31, 2023.

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

In 2024 the Company continued to defend its position and made two payments of US $1.5 million each.

VEBA Benefit Trust

Prior to the closure of Republic’s facilities in Canton, Solon, Massillon and Lackawanna, Republic was required to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2023 and 2022, the Company recorded expenses of U.S.$ 0.3 and U.S.$ 0.3 million, respectively, related to this benefits plan.

For the years ended December 31, 2023 and 2022, Republic recorded combined expenses of U.S.$ 2.7 million and U.S.$ 1.9 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

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

For the years ended December 31, 2023 and 2022 the Company recorded expenses of U.S.$ 0.8 million and U.S.$ 1.1 million, respectively, related to this defined contribution retirement plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of December 31, 2024, we had 461,004,869 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares.

Industrias CH and its direct wholly-owned subsidiaries currently indirectly hold approximately 76% of our series B shares. As of the date of this report, Rufino Vigil González, the chairman of our board of directors, owned, directly or indirectly, approximately 67% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of the date of this report.

Name of Shareholder	Number of shares owned	% of shares owned
Industrias CH, S.A.B. de C.V	275,369,337	55.33%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	19.98%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.88%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.24%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.45%
Public Investors	73,366,856	14.74%
Treasury Shares	36,704,345	7.38%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

As of December 31, 2024, 461,004,869 series B common shares were held in Mexico by approximately 45 shareholders who were record holders in Mexico (several shareholders were not disclosed due to confidentiality) and 10 were ADS record holders in the United States. The ADSs represent 1,449,546 series B common shares.

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

At December 31, 2024 and 2023, there is a balance pending collection derived from loan interest to Perfiles Comerciales Sigosa for Ps. 125,612 respectively.

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

In 2019, the agreed interest rate for these loans was set at the equivalent of the interbank interest rate plus one percentage point. The loans were issued in both U.S. and Ps. On January 1, 2022, an agreement was signed to convert the outstanding amounts of the loans into Mexican pesos. As of 31 December 2022, the total outstanding amount, including interest, amounted to Ps. 959,153. The breakdown for 2022 includes principal of Ps. 707,851, interest of Ps. 217,357, and VAT of Ps. 33,945, resulting in a total of Ps. 959,153. As of 31 December 2024, the outstanding amount was Ps. 1,134, 678. which includes interest and VAT for 2023 and 2024.

Loans from Related Parties

We have loans from Sigosa, intended for investment in treasury bonds. The balances for the years ending December 31, 2024, 2023, and 2022 were Ps.3,176 million, Ps. 2,499 million and Ps. 2,499 million, respectively. The interest derived from this investment, upon maturity, will be remitted to Sigosa.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2024, 2023, and 2022 we sold totaled Ps. 332.5 million and Ps. 631.8 million and 392.5 million, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arm’s-length basis.

As of December 31, 2024, we have accounts payable corresponding to the purchase of finished products from the following related parties: Ferrovisa, S.A. de C.V. in the amount of Ps. 0.6 million, Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps.4.1 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 2.8 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 7.9 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 3.8 million, Compania Manufacurera de Tubos, S.A. de C.V. in the amount of Ps. 13.3 million, Compania Laminadora Vista Hermosa, S.A. de C.V. in the amount of Ps. 0.5 million, Operadora Compañía Mexicana de Tubos, S.A. de C.V. in the amount of Ps. 6.9 million and other related parties in the amount of Ps. 2.4 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements is indefinite. Under the service agreement, in 2024, 2023 and 2022, we paid Ps. 65.9, Ps. 133.9 million and Ps. 275 million, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

Mexico

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States. Such dumping rate was ratified in June 1, 2022. Following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant on February 2020 after we argued that there were deficiencies and adverse facts during the U.S. Department of Commerce’s revision process, a preliminary dumping rate of 6.35% was imposed and will be ratified in the first semester of 2023. On December 2, 2024 a dumping rate of 8.88% was published and imposed.

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

Republic Steel has received tax assessment notices for the periods from January 1, 2009 to December 31, 2012, and from January 1, 2014, to September 30, 2018, totaling respectively, $1,631,827 (including interest) and $2,452,028 (including interest) The assessment was issued by the Ohio Department of Taxation following a sales and use tax audit. The Company disagrees with each assessment in its entirety and on November 7, 2022 filed a Memorandum in Support of its Petition for Reassessment with the Ohio Board of Tax Appeals. Although Republic Steel ceased all operational activities in 2023, no resolution has been obtained from any of the appeals, and this matters remain pending.

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

●

On December 6, 2022, the DTSC sent a letter requesting a preliminary study and a work plan implementation schedule, both documents were delivered on February 3, 2023. DTSC has not responded to either document.

●

On January 13, 2023, BNSF Railway issued a contract termination notice to PS, notifying BNSF’s unilateral termination of two lease contracts with PS which ended on February 12 and 22, 2023, through its legal counsel informed PS that no longer has access to BNSF Railway property. DTSC is entering into a voluntary agreement with BNSF to implement a work plan.

●

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

Environmental Liabilities

Republic has incurred and could in the future incur significant expenses related to environmental matters, including those arising from environmental compliance activities and remediation resulting from the historical waste management practices at Republic facilities. The reserve created as of December 31, 2024 and 2023 to cover probable environmental liabilities, as well as compliance activities amounts to U.S.$2.5 million, and U.S.$2.5 million respectively. The reserve includes the direct costs of remediation efforts and the costs of post-remediation follow-up The short- and long-term portions of the environmental reserve as of December 31, 2023 and 2022 for U.S.$1.0 and 1.0 million respectively, are included in other accounts payable and short-term accumulated liabilities and long term liabilities, respectively, in the consolidated statement of financial position.

In December 2023, the Environmental Protection Agency imposed a U.S.$700,000 civil penalty on Republic Steel, payable in three equal installments, in connection with violations of the Clean Water Act at its Lorain and Canton facilities in Canton, Ohio. Although these facilities are no longer operational, the civil penalty relates to activity prior to the 2023 shutdown. The civil penalty has been recorded as of December 31, 2023.

In a related Final Judgment and Consent Order signed on December 20, 2023 between the EPA and Republic, Republic certified that (i) it has completed the administrative orders on consent (“AOCs”) issued by the EPA, which include, among others, submitting for EPA approval a plan for compliance with its NPDES permit, eliminating all unauthorized discharges, providing confirmation monitoring to ensure the unauthorized discharges have ceased, increasing monitoring and reporting, and submitting a stormwater corrective action plan; (ii) the Lorain Facility remains idle with no current plans to resume activities; and (iii) the Canton Facility has remained non-operational, with no intention to resume operations.

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

In our Ordinary Shareholders Meeting held on April 23, 2018, an increase in the reserve for repurchase of shares of Ps. 3,000 million was approved and the total reserve at April 23, 2018, amounts to Ps. 5,000 million. In our Ordinary Shareholders Meeting held on April 25, 2022, an increase in the reserve for repurchase of shares of Ps. 2,000 million was approved and the total reserve at April 25, 2022 amounts to 7,000 million. At December 31, 2022, we had 35,573,326 treasury shares. In 2022, we did not register a gain or loss in the repurchase of shares. At December 31, 2023, we had 36,032,675 treasury shares. In 2023, we did not register a gain or loss in the repurchase of shares. At December 31, 2024, we had 36,704,345 treasury shares. In 2024, we did not register a gain or loss in the repurchase of shares.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2024. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2024, or at the rate mentioned above, as the case may be.

Taxation of Dispositions of Shares or ADSs

Gain on the sale or other disposition of ADSs by a U.S. Holder will generally not be subject to Mexican tax. Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2024 of gains realized from the disposition.

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

The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. As discussed in more detail below under “—Passive Foreign Investment Company Status,” based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary IRS guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax on dividends is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

A U.S. Holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary IRS guidance and complies with the specific requirements set forth in such guidance. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the series B shares or ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, series B shares or ADSs.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds series B shares or ADSs.

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

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we have in the past, and may in the future, used derivative financial instruments, which consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. As of December 31, 2024, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2024 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 200 basis point increase in interest rates and a 13% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. Because there is no active trading market for our debt instruments, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million as of December 31, 2024. The floating rate debt is exposed to changes in interest expense and cash flows from changes in LIBOR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 200 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

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

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2024 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2024. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

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

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Our management was able to assess the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control - Integrated Framework. Based on its assessment and those criteria, our management determined that internal controls over financing reporting were effective on December 31, 2024.

C.	Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Grupo SIMEC S.A.B. de C.V. and subsidiaries (the Company’s) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows of the Company, and our report dated May 12, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

May 12, 2025

D.	Changes in Internal Control Over Financial Reporting

There were no changes in internal control during 2024.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2024 and 2023, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2023.

Audit Fees. We paid Ps. 17.8 million (U.S.$0.866 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2024, which are included in this annual report. In 2022, we paid Ps. 13.2 million (U.S.$0.68 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2022..

In 2023, we paid Ps. 3.8 million (U.S.$0.22 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C., in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2023. In 2022, we paid Ps. 6.6 million (U.S.$0.34 million) in fees to Doeren Mayhew & Co. Certified public accountants and advisors, P.C., in connection with the audit of our annual financial statements of the United States segment for the year ended December 31, 2022.

We paid Ps. 2.8 million (U.S.$0.14 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2024. We paid Ps. 2.2 million (U.S.$0.13 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2023. We paid Ps. 2.2 million (U.S.$0.11 million) in fees to Moore Prisma in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2022.

Audit Related Fees. In 2024 and 2023, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2024 and 2023, we did not incur any expenses associated with tax compliance.

We paid no other fees to Moore Global Network Limited or Moore Global Prisma in 2024 and 2023.

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

The Audit Committee approved all services incurred in 2024 and 2023, described as “Audit Fees,” “Audit Related Fees,” “Tax Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2024.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We do not currently maintain a formal insider trading policy. Given the nature of our operations, the closely held nature of our shareholder base, and the limited number of individuals involved in securities transactions who may have access to material non-public information, we have historically relied on internal protocols and confidentiality obligations under existing employment and governance structures. Nonetheless, we periodically evaluate the need to adopt a formal insider trading policy aligned with evolving best practices and regulatory expectations.

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

Dated: May 15, 2025

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company´s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated May 12, 2025 expressed an unqualified opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. For the critical issue in our audit, we describe how the issue was addressed in the context of our audit.

Impairment of goodwill and indefinite-lived intangible assets

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

San Luis Potosí, S.L.P., México, May 12, 2025

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2024 and 2023

(In thousands of Mexican pesos)

	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents	6	$29,158,227	$23,584,335
Trade receivables, net	7	4,491,624	5,679,574
Related parties’ receivables	20	120,202	108,183
Recoverable taxes	8	758,868	858,924
Other receivables		330,291	469,155
Prepaid expenses		444,156	831,688
Inventory	9	11,164,370	10,203,810

Total current assets		46,467,738	41,735,669

Non-current related parties’ receivables	20	648,281	648,281
Non-current loans to related parties	20	1,260,290	1,169,930
Non-current inventory, net	9	1,688,890	1,519,929
Property, plant and equipment, net	10	19,630,424	17,953,857
Investments in financial instruments	11	1,340,173	1,461,865
Intangible assets and other non-current assets, net	12	2,262,605	2,298,081
Total of active not circulating		26,830,663	25,051,943
Total assets		$73,298,401	$66,787,612

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	13	$6,194	$5,102
Accounts payable trade	14	4,166,934	7,443,227
Related parties payable	20	3,440,331	2,755,255
Other accounts payable and accrued liabilities	14	434,377	438,664
Payable tax		1,415,389	1,578,000
Income tax		736,699	750,639

Total current liabilities		10,199,924	12,970,887

Non-current liabilities:
Employee benefits	15	177,000	185,174
Deferred income tax	16	3,668,882	3,823,686
Other liabilities		10,583	2,400

Total Non-current liabilities		3,856,465	4,011,260

Total liabilities		14,056,389	16,982,147

Contingencies and Commitments	25 and 26	-	-

Stockholders’ equity:
Capital stock	17	2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		52,872,673	42,384,854
Reserve for repurchase and recoloration of shares		2,518,184	2,644,680
Accumulated Other comprehensive income (loss), net	19	(3,584,570)	(2,656,411)

Total controlling interest		59,213,788	49,780,624
Non-controlling interest	18	28,224	24,841

Total stockholders’ equity		59,242,012	49,805,465

Total liabilities and stockholders’ equity		$73,298,401	$66,787,612

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos, except income per share figures)

	Note	2024	2023	2022

Net sales		$33,657,672	$41,139,248	$54,159,247
Cost of sales	21	(26,032,751)	(31,100,106)	(39,683,861)

Gross profit		7,624,921	10,039,142	14,475,386

Administrative expenses	21	(2,602,511)	(2,317,058)	(2,456,700)
Other income (expense), net	22	278,683	(119,546)	71,845
Interest income and dividends		1,618,751	931,866	445,879
Interest expense		(3,733)	(153,729)	(56,352)
Gain (Loss) on financial instruments		68,119	64,436	(778,649)
Foreign exchange loss, net		5,556,389	(2,431,000)	(540,828)
Income before income taxes		12,540,619	6,014,111	11,160,581

Income taxes	16	(2,060,123)	(1,739,998)	(3,299,522)

Net income for the year		10,480,496	4,274,113	7,861,059

Other comprehensive income:
Translation effects of foreign subsidiaries		(917,453)	(2,663,542)	(1,259,355)
Other stock instruments	19	0	289,560	(317,267)

Total other comprehensive income for the year.		(917,453)	(2,373,982)	(1,576,622)

Comprehensive income for the year, net of tax		$9,563,043	$1,900,131	$6,284,437

Net income attributable to:
Controlling interest		$10,487,819	$4,282,906	$7,862,671
Non-controlling interest		(7,323)	(8,793)	(1,612)

Net income for the year		$10,480,496	$4,274,113	$7,861,059

Comprehensive income for the year attributable to:
Controlling interest		$9,559,660	$1,912,937	$6,287,951
Non-controlling interest		3,383	(12,806)	(3,514)

Comprehensive income for the year		$9,563,043	$1,900,131	$6,284,437

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		461,389	461,741	462,375

Earnings per share for net income for the year attributable to controlling interest (expressed in pesos)	4-n	$22.71	$9.28	$17.00

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Reserve repurchase and recoloration of shares	Accumulated Other comprehensive income (loss), net (Note 19)	Total controlling Interest	Non- controlling Interest	Total stockholders’ equity
Balance at January 1, 2022	$2,832,268	$4,575,233	$30,239,277	$2,823,278	$1,288,278	$41,758,907	$41,161	$41,800,068

Repurchase of own capital stock, net				(90,129)		(90,129)		(90,129)

Comprehensive income (loss)			7,862,671		(1,574,720)	6,287,951	(3,514)	6,284,437
Balance at December 31, 2022	$2,832,268	$4,575,233	$38,101,948	$2,733,722	$(286,442)	$47,956,729	$37,647	$47,994,376

Repurchase of own capital stock, net				(89,042)		(89,042)		(89,042)
Comprehensive income (loss)			4,282,906		(2,369,969)	1,912,937	(12,806)	1,900,131

Balance at December 31, 2023	$2,832,268	$4,575,233	$42,384,854	$2,644,680	$(2,656,411)	$49,780,624	$24,841	$49,805,465

Repurchase of own capital stock, net				(126,496)		(126,496)		(126,496)
Comprehensive income (loss)			10,487,819		(928,159)	9,559,660	3,383	9,563,043

Balance as of December 31, 2024	$2,832,268	$4,575,233	$52,872,673	$2,518,184	$(3,584,570)	$59,213,788	$28,224	$59,242,012

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Mexican pesos)

	2024	2023	2022

Operating activities:
Net income for the year	$10,480,496	$4,274,113	$7,861,059
Adjustments for:
Depreciation and amortization	1,066,382	1,035,244	1,116,872
Employee benefits	(8,174)	16,116	6,532
Interest income from investing activities	(1,618,751)	(931,866)	(445,879)
(Gain) Loss in financial instruments	(68,119)	(64,436)	778,649
Interest expense from financing activities	3,733	153,729	56,352
Income tax	2,060,123	1,739,998	3,299,522
	11,915,690	6,222,898	12,673,107

Changes in operating assets and liabilities:
Decrease (Increase) in Trade receivables	(1,206,217)	653,286	(440,424)
Decrease (Increase) in Related parties’ receivables	(102,379)	(68,247)	(69,476)
Decrease (Increase) in Inventory	357,577	1,608,776	(1,541,781)
(Increase) in other receivables, recoverable taxes and prepaid expenses	1,666,948	(74,814)	(204,519)
(Decrease) Increase in Accounts payable trade	(5,472,293)	(2,187,193)	2,375,610
Increase (Decrease) in Related parties’ payables	685,076	62,799	(8,453)
Increase (Decrease) in Accounts payable other and accrued liabilities and taxes other than income taxes	(2,296,047)	(1,954,210)	(3,834,758)

Net cash flows provided by operating activities	5,548,355	4,263,295	8,949,306

Investing activities:
Acquisition of property, plant and equipment	(2,126,962)	(2,492,673)	(1,696,485)
Decrease (increase) in other non-current assets	162,319	301,913	(32,758)
Acquisition of other equity instruments	0	(88,642)	(2,075,872)
Gain (Loss) on financial instruments	68,119	64,436	(778,649)
Interest income collected	1,618,751	931,866	445,879

Net cash flows (used) by investing activities	(277,773)	(1,283,100)	(4,137,885)

Financing activities:
Loan from related parties	0	0	2,381,464
Repurchase and placement of own capital stocks, net	(126,495)	(89,041)	(90,129)
Interest expense	(3,733)	(153,729)	(56,352)
Net cash flows used (provided) in financing activities	(130,228)	(242,770)	2,234,983

Increase in cash and cash equivalents	5,140,354	2,737,425	7,046,404

Cash and cash equivalents at beginning of year	23,584,335	21,546,386	15,130,192

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	433,538	(699,476)	(630,210)

Cash and cash equivalents at end of year	$29,158,227	$23,584,335	$21,546,386

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2024, 2023 and 2022

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

2.	Significant events

a.	In 2024, major investments have been made in Brazil: in the company GV do Brasil new steel mill and new rolling mill to bring production to 500 thousand tons of steel, mainly for the production of rebar, for whose construction the estimated completion date is November 2026; in the company Companhia Siderurgica do Espirito Santo S.A., investments will be made to increase to 500 thousand tons the production of rebar and the production of special steels, the installation of equipment has an estimated completion date of July 2025.

b.	In August 2023, the Company announced the decision to cease operations indefinitely at its plants located in the United States of America; cessation that took place in October 2023. This included its production plant in Canton, Ohio, and its rolling mills located in Solon, Massillon, and Lackawanna, all of which are expected to remain inactive unless economic conditions change. Relationships with clients have been maintained in accordance with the respective contracts, which will be served from the plants located in Mexico, in the case of special SBQ steels they will be served from the plant located in Apizaco, Tlaxcala, Mexico. When the plants closed, the workers who provided their services to the company were liquidated; it has a minimum level of personnel to sell the existing inventory; as well as, provide maintenance and security to existing assets and properties. On the other hand, the plants and some inventories expert valuations were carried out in order to review whether a possible deterioration in these assets would have to be recorded. The client portfolio was also reviewed, on which the estimate for expected credit losses was additionally increased.

In 2024, the Canton plant and its three rolling mills located in Solon, Massillon, and Lackawanna, did not resume production but continued to operate with minimal staff solely to sell remaining finished products and scrap and to safeguard existing assets and properties.. Additionally, in 2024, the company repaid significant liabilities using its own resources and contributions from Grupo Simec, S.A.B. de C.V. Likewise, in the future, Grupo Simec, S.A.B. de C.V. will continue to contribute according to the plant’s needs.

3.	Application of new and amended standards and interpretations and standards not in force yet

The Company’s financial statements for the periods presented have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also include all current International Accounting Standards (IAS), as well as all related interpretations issued by the IFRS Interpretations Committee, including those previously issued by the Standing Interpretations Committee. The Company applied IFRS in effect as of December 31, 2024.

The following amendments and standards are not yet effective, the Company is evaluating the impact they may have on its financial statements.

Amendments to IFRS 9.- Financial Instruments and IFRS 7.- Financial Instruments: Disclosures, regarding the classification and measurement of financial instruments.

These amendments establish the requirements as to when a financial liability can be derecognized when settled by electronic transfer, as well as when cash flows can be considered as simply payments of principal and interest and, therefore, the ability to classify assets at amortized cost.

While the Group is still assessing the impacts, the current expectation is that the amendments related to the timing of derecognition of liabilities may affect the Group’s financial liabilities, however, the amendments related to the classification of financial assets are not expected to have an impact on the Group. The amendments are applicable to the 2026 financial statements.

IFRS 18 Presentation and Disclosure of Financial Statements.

This standard will replace IAS 1 Presentation of Financial Statements. Although many of the requirements will remain in force, the new standard will affect the presentation of the Income Statement and, consequently, the Statement of Cash Flows. It will also require the disclosure of management performance indicators and may affect the level of aggregation and disaggregation in the main financial statements and notes.

IFRS 18 applies to periods beginning on or after January 1, 2027 and will be applied retrospectively. The Group is still evaluating the impact that IFRS 18 could have on its financial statements.

There are no other new standards or amendments that are expected to have a material impact on the Group.

Creation of the International Sustainability Standards Board (ISSB)

This board was created by the IFRS Foundation with the objective of developing high quality global sustainability disclosure standards that provide investors and other capital market participants with information on sustainability-related risks and opportunities.

Standards Issued by ISSB

To date, the ISSB has issued two main standards:

1.	IFRS S1: General Requirements for Disclosure of Sustainability-Related Financial Information.

o	This standard requires entities to disclose information about all risks and opportunities related to sustainability that could reasonably affect cash flows, access to financing or the cost of capital in the short, medium or long term.

2.	IFRS S2: Climate-Related Disclosures.

o	This standard requires entities to disclose information about physical and transitional risks, as well as weather-related opportunities that may reasonably affect cash flows, access to financing or the cost of capital in the short, medium or long term.

Validity in Mexico

As of 2025, all issuers in Mexico will be required to adopt the International Sustainability Standards IFRS S1 and S2. The National Banking and Securities Commission has established that these standards will be mandatory to strengthen transparency and align disclosure of ESG (environmental, social and governance) risks and opportunities with global best practices. This initiative represents a fundamental change in the way Mexican companies report their sustainability performance, improving the quality of information available to investors and facilitating access to sustainable financing.

The Company has been taking the appropriate measures to comply with these new Sustainability Standards.

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

As of December 31, 2024, and 2023, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
	2024	2023
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (7)	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V. (7)	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%
Operadora de Metales, S.A. de C.V. (7)	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V. (7)	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V. (7)	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	99.99%
Grupo Chant, S.A.P.I. de C.V.	99.99%	99.99%
Aceros Especiales Simec Tlaxcala, S.A. de C.V. (7)	100.00%	100.00%
Gases Industriales de America, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5) (7)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4) (7)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	99.99%	99.99%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.
(2)	Companies located in Brazil.
(3)	ICH owns 0.59% of the shares in this company at December 31, 2023.
(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.
(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.
(6)	Company established in Curaçao.
(7)	Companies that have lost the entire capital stock, except Procesadora Mexicali, S.A. de C.V. and Aceros Especiales Simec Tlaxcala, S.A. de C.V. which only have lost 2/3 of their capital stock.

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2024	20.51
Current exchange rate as of December 31, 2023	16.89
Average exchange rate for the year ended December 31, 2024 (*)	18.30
Average exchange rate for the year ended December 31, 2023 (*)	17.77
Current exchange rate as of May 12, 2025	19.56

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations - Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 130,622 metric tons (MT) of coke inventory valued at 1,415 million Mexican pesos (average of USD$ 528 /MT) on hand at December 31, 2024 and 130,622 MT of coke inventory valued at 1,249 million Mexican pesos (average of USD$ 566/MT) on hand at December 31, 2023 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2024 and 2023 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2024	2023

Cash	$1,374,909	$1,334,415
Cash equivalents (1)	27,783,318	22,249,920
	$29,158,227	$23,584,335

(1)	Cash equivalents are investments with initial original maturities of less than 90 and 120 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customers are reviewed twice a year. On December 31, 2024 and 2023 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2024	2023

30 - 60 days	$627,565	$423,500
61 - 90 days	219,703	192,525
91 + days	996,262	592,854
Total	$1,843,530	$1,208,879

During the years ended December 31, 2024 and 2023, the movement in the allowance for doubtful accounts was as follows:

	2024	2023

Balance at beginning of year	$283,557	$226,432
Provisions	87,127	96,343
Cancellation	0	0
Account recoveries	(1,828)	(20,236)
Translations effects	109,308	(18,982)
Balance at end of year	$478,164	$283,557

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

As noted in note 2, the plants located in the United States of America ceased operations in October 2023. The customer portfolio as of December 31, 2024 amounted to $448,939, on which there is an estimate of expected credit losses of $365,789. which gives a net amount of $83,150.

8.	Recoverable taxes

	December 31,
	2024	2023

Value Added Tax	$548,348	$479,354
Income Tax	191,794	360,840
Other	18,726	18,730
	$758,868	$858,924

9.	Inventories

	December 31,
	2024	2023
Current inventory:
Finished goods	$2,596,456	$2,332,207
Work-in-process	128,451	92,439
Billets	2,601,270	1,929,808
Raw materials and supplies	4,574,146	4,661,167
Materials, spare parts and rollers	1,261,415	1,186,889
Materials in-transit	2,632	1,300
	$11,164,370	$10,203,810

Non-current inventory:

	December 31,
	2024	2023

Coke	$1,414,703	$1,249,353
Spare parts	70,486	73,268
Rollers	203,701	197,308
Finished goods	353,095	353,095
	2,041,985	1,873,024

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,688,890	$1,519,929

The Company has $ 1,414,703 and $ 1,249,353 of coke inventory on hand as of December 31, 2024 and 2023, respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As noted in note 2, the plants located in the United States of America ceased operations in October 2023. The existing inventories in these plants amounted to $ 4,381,748.00 in the short term and $ 1,414,703.00 in the long term as of December 31, 2024. At the end of the year, the coke inventories and an important part of the other inventories were evaluated by an expert in the field.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2022	$1,415	$5,404	$30,141	$163	$152	$3,036	$40,311
Additions	2	-	1,017	1	7	1,465	2,492
Conversion adjustments	(19)	(153)	(1,457)	1	(4)	(108)	(1,740)
Balance as of December 31, 2023	$1,398	$5,251	$29,701	$165	$155	$4,393	$41,063

Additions	12	0	854	0	6	1,255	2,127
Conversion adjustments	6	22	1,863	0	0	168	2,059
Balance as of December 31, 2024	$1,416	$5,273	$32,418	$165	$161	$5,816	$45,249

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of January 1, 2022	1,286	$22,074	$86	$82	$23,528

Depreciation expense	63	957	2	5	1,027
Conversion effects	(31)	(1,412)	(1)	(2)	(1,446)
Balance as of December 31, 2023	1,318	$21,619	$87	$85	$23,109

Depreciation expense	57	990	2	5	1,054
Conversion effects	(20)	1,470	(4)	(3)	1,443
Balance as of December 31, 2024	$1,355	$24,079	$85	$87	$25,606

The depreciation expense for the years ended December 31, 2024, and 2023 amounted to $ 1,066,382 and $ 1,035,244, respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in- progress	Total

Balance as of January 1, 2023	$1,415	$4,118	$8,067	$77	$70	$3,036	$16,783

Balance as of December 31, 2023	$1,398	$3,933	$8,082	$78	$70	$4,393	$17,954

Balance as of December 31, 2024	$1,416	$3,918	$8,327	$80	$73	$5,816	$19,630

As noted in note 2, the plants located in the United States of America ceased operations in October 2023. The amount as of December 31, 2023 of property, plant and equipment amounted to $ 2,105,393, net. A valuation of the plants was carried out by an expert in the field, in order to review whether a possible deterioration would have to be recorded.

11.	Investments in financial instruments

The balances as of December 31, 2024 and 2023 are as follows:

	2024	2023

Other stock instruments	$1,340,173	$1,461,865

Corresponds to instruments listed on the Stock Exchange and its fair value is determined using the market prices quoted on the valuation date.

12.	Intangible and other long-term assets

The balances as of December 31, 2024 and 2023 are as follows:

	2024				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$110,476	$		$110,476	*
Customers list	67,442		67,442		20
Total from Republic (1)	177,918		67,442	110,476

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,527,378		2,273,142	2,254,236
Other assets	8,369			8,369
	$4,535,747		$2,273,142	$2,262,605

	2023				Amortization
Assets	Original Value	Accumulated Amortization		Net	period (years)
Republic trade mark	$90,995	$		$90,995	*
Customers list	55,549		55,549		20
Total from Republic (1)	146,544		55,549	90,995

Customers list	2,205,700		2,205,700		9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,496,004		2,261,249	2,234,755
Other assets	63,326		0	63,326
	$4,559,330		$2,261,249	$2,298,081

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income for the years ended December 31, 2024 and 2023, amounted to $11,893 and $ 7,344, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net

Balance as of December 31, 2022	$4,594,619	$(2,269,364)	$2,325,255
Additions	7,344	(7,344)
Cancellations	(27,174)		(27,174)
Adjustment effect of the year	(15,459)	15,459
Balance as of December 31, 2023	$4,559,330	$(2,261,249)	$2,298,081
Additions	11,893	(11,893)
Cancellations	(35,476)		(35,476)
Balance as of December 31, 2024	$4,535,747	$(2,273,142)	$(2,262,605)

13.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds in third place. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2024 and 2023, the amount of the bonds not exchanged totaled USD$ 0.3 million, plus accrued interest. At December 31, 2024 and 2023, liabilities in pesos for the bonds not exchanged amounted $ 6,194 and $ 5,102, respectively.

14.	Accounts payable trade and other accrued liabilities

	December 31,
	2024	2023

Trade accounts payable	$4,166,934	$7,443,227
Other accounts payable and accrued liabilities	434,377	438,664
	$4,601,311	$7,881,891

15.	Employee benefits

Mexican entities

a.	Collective bargaining agreements - During 2024, approximately 42% (42% on 2023) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits - In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

c.	Severance benefits - Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) - The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2024 and 2023, EPS amounted to $ 2,713 and $ 680, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans - Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2024, 2023 and 2022 was $ 29,051 and $ 27,919 and $24,118, respectively.

Employee benefits liability as of December 31, 2024, 2023 and 2022 are comprised as follows:

	Retirement benefits	Termination benefits	2024	2023	2022

Vested benefits Obligation	$-	$4,123	$4,123	$4,431	$-
Plus, Non-Vested Benefits Obligation	74,178	98,699	172,877	180,743	169,375
Defined Benefits Obligation	74,178	102,822	177,000	185,174	169,375

Projected Net Liability	$74,178	$102,822	$177,000	$185,174	$169,375

Net cost for the period booked in profit and loss is comprised as follows:

	Retirement benefits	Termination benefits	2024	2023	2022

Service cost	6,724	$9,759	$16,483	$15,206	$10,998
Net interest	9,550	10,841	20,391	18,632	12,101
Labor cost of past services	(14,150)	270	(13,880)	(2,528)	(11,244)
Net Cost for the period	$2,124	$20,870	$22,994	$31,310	$11,855

Main actuarial hypothesis used in the actuarial computations are:

	2024	2023	2022

Discount rate	10.55%	9.05%	9.10%
Wage increase rate	5.00%	5.00%	5.00%
Rate of salary increase	4.50%	4.50%	4.50%

The DBO amount recorded in the balance sheet as of December 31, 2024 and 2023 are $ 177,000 and $ 185,174, respectively.

	2024	2023

Defined benefit obligations (DBO) changes in present	$185,174	$169,375

DBO present value at January 1st	185,174	169,375
Past services labor cost	(13,880)	(2,528)
Current service labor cost	16,483	15,206
Interest expense	20,391	18,632
Paid benefits	(12,945)	(22,044)
Actuarial gains and losses in obligations	(18,223)	6,533
DBO present value at December 31st	$177,000	$185,174
Changes in projected net liabilities
Initial PNL	$185,174	$169,375
Net cost for the period	22,994	31,310
Paid benefits	(12,945)	(22,044)
Previous years effect on profit and loss	(18,223)	6,533
Final PNL	$177,000	$185,174
Defined benefits obligations (DBO)	$177,000	$185,174

Foreign entities (Republic)

Republic is the only subsidiary of the Company that offered other benefits and pension plans to their employees. Such benefit plans are described below:

a.

Negotiation of collective agreements.

In 2024 at 26% the plant shutdown, of Republic’s workers were insured (18% in 2023), through collective bargaining agreements with the United Steelworkers (USW).

Due to the cessation of operations, on October 23, 2023, Republic Steel executed a Closing Agreement with the USW that terminated the collective bargaining agreement. Under the terms of the agreement, all benefits ceased on December 31, 2023. Approximately $5.4 million in severance pay, time off pay, and vacation pay was paid during the year ended December 31, 2023.

With the cessation of all manufacturing operations and termination of the union agreement on December 31, 2023, the SPT assessed the Company a withdrawal liability for the complete withdrawal from the pension trust totaling $8,345,769, to be paid in five quarterly payments beginning in April 2024. The SPT alleges that the withdrawal occurred prior to December 31, 2023, however, the Company alleges that it had an obligation to contribute to the trust through December 31, 2023, and therefore, the withdrawal liability should be calculated as of January 1, 2024, the first day the Company did not have an obligation to make contributions. The Company has submitted a request for review of the calculation to the Trust. Once the Trust responds, the Company will have 60 days to demand arbitration if it does not agree with the response. If successful, the Company could significantly reduce, and potentially eliminate, its liability. While the Company is working with legal counsel and intends to vigorously defend its position, the total assessment of $8,345,769 has been accrued on the accompanying consolidated balance sheets as of December 31, 2023.

In 2024, the company continue defend its position, has made two payments for $1,474,049.00 Dóllar each one.

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

The Company was obliged to make quarterly contributions to the defined contribution plan for post-retirement health benefits VEBA as determined by the terms of the USW collective bargaining agreement. The Benefit Trust is a health and welfare plan for USW retiree benefits, and is not a “qualified” plan under the regulations of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2024, 2023 and 2022, the Company recorded expenses of USD $ 0.0 million, USD $ 0.3 million and USD $ 0.3 million, respectively, related to this benefits plan.

For the years ended December 31, 2024, 2023 and 2022, Republic recorded combined expenses of USD$ 0.0 million, USD$ 2.7 and USD$ 1.9 million, respectively, related to the funding obligations of the retirement healthcare and pension benefits.

d.	401(k) Plans

The Company had a defined contribution 401(k) retirement plan that covers nearly all salaried and nonunion employees. This plan is designed to provide retirement benefits through Company contributions and voluntary employee contributions. The Company made contributions to this plan each pay period based on age and length of service as of January of each year. The amount of the Company’s contribution is equal to the monthly base salary multiplied by a percentage based on age and years of service. The contribution becomes 100% vested upon completion of three years of service. Additionally, employees are permitted to make contributions to this 401(k)-retirement plan through payroll deductions. In these cases, the Company grants a 25% contribution to the fund on the first 5% contributed by the employee, to which the employee is 100% entitled from the moment said contribution is made. For the years ended December 31, 2024 and 2023, the Company recognized an expense for this plan of USD$ 0.0 million and USD$ 0.8 million, respectively.

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

16.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2024, 2023 and 2022 is as follows:

	2024	2023	2022

Income tax of the year for Mexican companies	$1,053,009	$1,291,378	$2,549,851
Income tax year for foreign companies	1,299,798	403,436	599,940
Deferred tax for Mexican companies	(339,462)	(40,943)	(119,999)
Deferred tax for foreign companies	46,778	86,127	269,730
	$2,060,123	$1,739,998	$3,299,522

During 2024, 2023 and 2022, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2024	2023	2022

Expected benefit, expense	$3,771,845	$1,804,233	$3,348,174
Increase (decrease) as a result of:
Inflation effect, net	(499,798)	(581,549)	(524,640)
Impact of the nominal rate differences between the USA and Mexico	97,889	112,377	29,996
Benefit from utilization of tax loss carry-forwards and others (1)	712,763	342,202	80,166
Others, net (includes permanent items) Income tax expense	(2,022,576)	62,735	365,826
Income tax expense	$2,060,123	$1,739,998	$3,299,522
Effective tax rate	16.42%	27.92%	29.56%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2024, 2023 and 2022, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2024, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available

2015	2025	6,408
2016	2026	385,560
2017	2027	274,073
2018	2028	15,934
2019	2029	717,306
2020	2030	446,064
2021	2031	688,677
2022	2033	1,046,519
2023	2033	657,289
2024	2034	485,302
		$4,723,132

As of December 31, 2023, Republic has USD$ 326.9 million of tax loss carryforwards for federal tax purposes, of which USD$ 198.6 million expires between 2033 and 2038; USD$ 121.2 million of tax loss carryforwards expire indefinitely. USD$ 252.0 million of losses for state and municipal purposes that expire between 2024 and 2043 approximately. USD$ 7.1 million of tax losses in the company located in Canada, which expire between 2032 and 2043.

Below is a summary of the effects of the main temporary items that make up the deferred income tax liability included in the consolidated statement of financial position:

	December 31,
	2024	2023

Deferred tax assets:
Allowance for doubtful accounts	$(132,497)	$(68,211)
Advances from customers	87,666	208,805

Total deferred tax assets	(44,831)	140,594

Deferred tax liabilities:

Property, plant and equipment	3,089,311	3,442,332
Intangible assets from Grupo San	415,850	399,050
Provisions	71,068	77,604
Prepaid expenses	47,822	45,294

Total deferred tax liabilities	3,624,051	3,964,280

Deferred tax liabilities, net	$3,668,882	$3,823,686

17.	Stockholders’ equity

a.	Common stock as of December 31, 2024 and 2023, is as follows:

	Number of shares	Amount
	(in thousands)
Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2024, and 2023, the legal reserve of the Company amounted to $ 484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2024, and 2023, a reserve was approved for $ 7,000,000 for the repurchase and placement of own shares ($5,000,000 at December 31, 2021), for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2023, and 2022, the Company held 36,023,685 and 35,573,326 shares in treasury, respectively, which amounted to $ 4,355,320 and $ 4,266,278, respectively. The resulting loss in 2023 for the purchase and sale of treasury shares amounted to $ 0 (the 0 in $ 2022).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2024	2023

Shares outstanding at beginning of year	461,686	462,136
Repurchase of capital shares, net	(681)	(450)
Shares outstanding at yearend	461,005	461,686

18.	Non-controlling interest

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

The table below shows the changes for the years ended December 31, 2024 and 2023:

	2024	2023

Balance at beginning of year	$24,841	$37,647
Share of profits and losses for the year	(7,323)	(8,793)
Share of translation effects of foreign subsidiaries	10,706	(4,013)
Balance at the end of the year	$28,224	$24,841

19.	Other comprehensive income (loss)

	Conversion translation adjustment on foreign subsidiaries	Other equity instruments	Total
Balances as of January 1, 2023	30,825	(317,267)	(286,442)
Items that will not be recycled to profit and loss:
Other equity instruments		289,070	289,070

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(2,659,039)		(2,659,039)
Balances as of December 31, 2023	$(2,628,214	$(28,197)	$(2,656,411)
Items that will not be recycled to profit and loss:
Other equity instruments

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(928,159)		(928,159)
Balances as of December 31, 2024	$(3,556,373)	$(28,197)	$(3,584,570)

20.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2024	2023	2022

Holding company
Interest income	77,681	79,473	55,848

Management staff
Administrative services expenditures	65,889	133,970	275,063

Other related parties
Sales	332,505	631,770	392,531
Purchases	226,007	220,884	253,931
Direct short-term benefits (*)	63,100	113,773	120,151

(*)	Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2024	2023
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$62,055	$62,055
Cía. Laminadora Vista Hermosa, S.A. de C.V.	628	628
Operadora Compañía Mexicana de Tubos, S.A. de C.V.	873	719
Compañía Manufacturera de Tubos, S.A. de C.V.		4
Cía. Tubos y Perfiles Monterrey, S.A. de C.V.	3,318	3,318
Operadora Perfiles Sigosa, S.A. de C.V.	4,784	4,108
Operadora Construalco, S.A. de C.V.	554	518
Aceros y Laminados Sigosa, S.A. de C.V.	1,638	1,638
Arrendadora Norte de Matamoros, S.A. de C.V.	1,294	1,294
Comercializadora Sigosa, S.A. de C.V.		2,080
Joist del Golfo, S.A. de C.V.	2,347	2,582
Holding Protel, S.A. de C.V.	3	30
Aceros CH, S.A. de C.V.	214	172
Operadora Laminadora Vista Hermosa, S.A. de C.V.	3,573
Siderúrgicos del Golfo, S.A. de C.V.	213	332
Perfiles Comerciales Sigosa, S.A. de C.V.	31,822	4,125
Pytsa Industrial de México. S.A. de C.V.		438
Ferrovisa, S.A. de C.V.		19,225
Acertam, S.A. de C.V.	785	785
Servicios Estructurales, S.A. de C.V.	5,512	3,241
Industrial Mexicana de Herramientas, S.A. de C.V.		739
Others	589	152
	$120,202	$108,183

	December 31,
	2024	2023
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$1,134,678	$1,044,318
Perfiles Comerciales Sigosa, S.A. de C.V.	125,612	125,612
	$1,260,290	$1,169,930
Total, long-term	$1,908,571	$1,818,211

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

Loans:

As of December 31, 2023, including the loan in USD converted to pesos, they were as follows, $707,851 plus interest of $217,357, plus IVA of $33,945, resulting in a total of $959,153. As of December 31, 2024, the balance increased due to interest plus VAT corresponding to fiscal year 2023.

As of December 31, 2024 and 2023, there is a balance pending collection derived from loan interest with Perfiles Comerciales Sigosa, S.A. of C.V. for $ and $125,612 respectively, equivalent in dollars to (USD $7,536,068). As of December 31, 2023, the balance decreased due to a payment that was made during the year.

	December 31,
	2024	2023
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$4,171	$4,143
Industrias CH, S.A.B. de C.V.	214,671	214,671
Perfiles Comeciales Sigosa, S.A. de C.V.	6,914	3,802
Holding Protel, S.A. de C.V.	368	399
Compañia Laminadora Vista Hermosa, S.A. de C.V.	706	520
Operadora Perfiles Sigosa, S.A. de C.V.	9,662	2,800
Operadora Pytsa Industrial, S.A. de C.V.	9,846	7,933
Compañía Industrial Mexicana, S.A. de C.V.	578	570
Compañia Manufacturera de Tubos, S.A. de C.V.	9,059	13,345
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	6,975	6,924
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	595	595
Industrias Procarsa, S.A. de C.V.	156	139
Ferrovisa, S.A. de C.V.	486	577
Other	402	123
	$264,589	$256,541

These balances correspond to accounts payable for services and/or purchases of finished products specific to your activity.

Loans from related parties:
Operadora de Perfiles Sigosa, S.A. de C.V.	$3,175,742	$2,498,714
	$3,175,742	$2,498,714
	$3,440,331	$2,755,255

This balance corresponds to a current account loan granted by Operadora de Perfiles Sigosa, S.A. de C.V. (Sigosa), to be invested in Treasury Bonds; the interest derived from said investment upon expiration thereof, will be delivered to Sigosa.

21.	Cost of sales and expenses by their nature

At the years ended at December 31, 2024, 2023 and 2022, the cost of sales and administration expenses consist of the following:

	2024	2023	2022

Raw materials and consumables	$17,036,782	$20,377,456	$27,080,462
Electrical energy	2,163,690	2,326,649	2,586,918
Ferroalloys	1,500,999	1,883,923	2,232,759
Refractories	650,713	859,034	767,691
Oxygen	406,973	348,200	297,302
Electrodes	249,551	402,513	542,117
Gas and fuels	579,897	793,649	1,541,817
Labor	1,663,870	1,822,827	2,272,304
Operation materials	985,511	1,038,873	1,366,947
Depreciation and amortization	1,066,382	1,035,244	1,116,872
Maintenance	1,602,511	1,867,656	1,250,897
Other expenses	728,383	661,140	1,084,475
	$28,635,262	$33,417,164	$42,140,561

	2024	2023	2022

Cost of sales	$26,032,751	$31,100,106	$39,683,861
Administrative expenses	2,602,511	2,317,058	2,456,700
	$28,635,262	$33,417,164	$42,140,561

22.	Other income (expenses), net

The components of other income (expenses) net, in the years ended December 31, 2024, 2023 and 2022, are the following:

	2024	2023		2022

Cost from inventory sales	$24,524	$		$
Land treatments in Pacific Steel, Inc.	7,984		5,045		$3,327
Republic employee benefits provision			140,989		0
Bad debt estimate	87,127		20,322		21,983
Other expenses	14,492		2,922		0
Other expenses	134,127		169,278		25,310

Sale of scrap	(13,578)		(2,601)		(2,450)
Recovery of losses	(5,773)		(9,892)		(327)
Profits from inventory sales			(28,959)		(85,597)
Republic account debugging	(105,227)
GV Account debugging	(288,232)
Other income			(8,280)		(8,781)
Other income	(412,810)		(49,732)		(97,155)
Other income and other (expenses), net	$(278,683)		$(119,546)		$(71,845)

23.	Financial instruments

a.	Capital risk management - The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk - Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management - The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2024		2023

Short - term assets		$34,445,748		$29,629,712
Short - term liabilities		9,986,432		11,472,797

Net monetary asset position in foreign currency		$24,459,316		$18,156,915

Equivalent in U.S. Dollars (thousands)	USD$	1,192,538	USD$	1,074,787

d.	Credit risk management - Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables - Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2024	2023

Bank loans credit lines	$300,000	$200,000
Draw balances	216,927	166,408
Undrawn balances	$83,073	$33,592

24.	Financial information by segments

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

	Year ended December 31, 2024
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$19,529,921	$92,215	$14,035,536	$		$33,657,672
Cost of sales	(15,168,258)	(212,771)	(10,651,722)			(26,032,751)

Gross profit (loss)	4,361,663	(120,556)	3,383,814			7,624,921
Administrative expenses	(996,915)	(477,245)	(1,128,351)			(2,602,511)
Other income (expenses), net	329,915	(750,518)	699,286			278,683
Interest income and dividends	1,686,870		-			1,686,870
Interest expense Loss on financial instruments	1,972	(5,705)	(422,358)		422,358	(3,733)
Exchange rate gain (loss), net	5,557,126	(737)	227,122		(227,122)	5,556,389

Income (loss) before income taxes	10,940,631	(1,354,761)	2,759,513		195,236	12,540,619
Income taxes	1,135,674	(81,401)	1,005,850			2,060,123

Net income (loss) for the year	$9,804,957	$(1,273,360)	$1,753,663		$195,236	$10,480,496

Depreciation and Amortization	$623,556	$179,732	$263,094			$1,066,382
Total assets	50,325,892	9,740,818	17,699,144		$(4,435,253)	73,330,601

Total liabilities	4,192,751	6,168,335	8,130,556		(4,435,253)	14,056,389

Acquisitions of property, plant and equipment	194,940	(695)	1,932,717			2,126,962

	Year ended December 31, 2023
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$24,777,369	$2,417,219	$13,944,660	$		$41,139,248
Cost of sales	(17,937,267)	(3,398,928)	(9,763,911)			(31,100,106)

Gross profit (loss)	6,840,102	(981,709)	4,180,749			10,039,142
Administrative expenses	(970,482)	(291,552)	(1,055,024)			(2,317,058)
Other income (expenses), net	16,319	(309,117)	173,252			(119,546)
Interest income and dividends	931,866	82,224	-		(82,224)	931,866
Interest expense Loss on financial instruments	(89,293)	(146,592)	(122,921)		269,513	(89,293)
Exchange rate gain (loss), net	(2,430,781)	(219)	(181,424)		181,424	(2,431,000)

Income (loss) before income taxes	4,297,731	(1,646,965)	2,994,632		368,713	6,014,111
Income taxes	1,234,278	(144,630)	650,350			1,739,998

Net income (loss) for the year	$3,063,453	$(1,502,335)	$2,344,282		368,713	4,274,113

Depreciation and Amortization	$618,445	$155,794	$261,005			1,035,244
Total assets	43,890,081	9,069,596	18,203,408		(4,375,473)	$66,787,612

Total liabilities	6,912,766	4,602,653	9,842,201		(4,375,473)	16,982,147

Acquisitions of property, plant and equipment	210,422	(350,360)	2,632,611			2,492,673

	Year ended December 31, 2022
	Mexico	USA	Brazil	Eliminations between segments		Total

Net sales	$30,914,890	$5,867,193	$17,377,164	$		$54,159,247
Cost of sales	(21,575,758)	(5,764,239)	(12,343,864)			(39,683,861)

Gross profit (loss)	9,339,132	102,954	5,033,300			14,475,386
Administrative expenses	(1,096,330)	(286,611)	(1,618,151)		544,392	(2,456,700)
Other income (expenses), net	(71,202)	1,015,586	140,205		(1,012,744)	71,845
Interest income and dividends	415,704	30,175				445,879
Interest expense	(485)	(55,867)	(383,646)		383,646	(56,352)
Loss on financial instruments	(778,649)					(778,649)
Exchange rate gain (loss), net	(540,770)	(58)	(60,625)		60,625	(540,828)

Income (loss) before income taxes	7,267,400	806,179	3,111,083		(24,081)	11,160,581
Income taxes	2,565,834	88,679	645,009			3,299,522

Net income (loss) for the year	$4,701,566	$717,500	$2,466,074		$(24,081)	$7,861,059

Depreciation and Amortization	627,078	236,601	253,193			1,116,872
Total assets	44,025,917	12,930,111	14,149,332		(3,472,457)	67,632,903

Total liabilities	8,375,028	7,243,113	7,492,843		(3,472,457)	19,638,527

Acquisitions of property, plant and equipment	151,783	252,116	1,292,586			1,696,485

25.	Contingencies

As of December 31, 2023, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America, for which the main activity is the purchase and sale of scrap, has the following environmental contingencies:

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

On December 6, 2024, SCS Engineers submitted a Draft Corrective Measures Study Report to DTSC in compliance with Section 8.5 and Attachment 4 of the 2004 Corrective Action Consent Agreement (CACA), and the October 10, 2023, DTSC letter conditionally approving the Corrective Measures Study Workplan.

As of the date of these consolidated financial statements, we cannot estimate the costs of implementing the work plan of the provisional measures due to the uncertainty of whether BNSF or PS will implement the work and the DTSC authorizations to whom they designate and their approval date.

b.

As is the case with most steel manufacturers in the United States of America, Republic could incur significant expenses related to environmental matters in the future, including those arising from environmental compliance activities and remediation resulting from historical waste management practices at Republic's facilities. The reserve created at 31 December 2024 and 2023 to cover probable environmental liabilities as well as compliance activities amounts to USD $ 2.5 million, and USD $ 2.5 respectively. The reserve includes the direct costs of remediation efforts and post-remediation follow-up costs that are expected to be paid after corrective actions have been completed. The short-term and long-term portions of the environmental reserve at 31 December 2023 and 2022 of USD $ 1.0 and 1.0 million, respectively, are included in other accounts payable and accrued short-term and long-term liabilities, respectively, in the consolidated statement of financial position.

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

i.

On August 19, 2022, the Steelworkers Pension Trust filed suit against the Company in Pennsylvania Federal Court alleging the Company failed to pay the amount of certain monthly pension contributions to the Steelworkers Pension Trust. On January 4, 2023, the Pennsylvania Federal Court issued a decision in favor of the Steelworkers Pension Trust in the amount of $1,274,075, the company continued to defend its position and made two payments of USD $1,474,049.00 each, also allowing the SPT to request additional amounts for unpaid contributions.

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

The Company does not agree with the evaluations in their entirety and has filed a Petitions for Reassessment on January 30, 2017, February 9, 2022 and in September 2022 appealing the assessments to the Ohio Board of Tax Appeals. The Company’s position is that the assessment that certain services were taxable is substantively incorrect, and based upon a misinterpretation of the relevant regulations and a misunderstanding of the facts that led the Company to determine that the services qualified for Ohio’s sales and use tax exemption for manufacturers; no ruling has been obtained on any of these appeals.

Due to the nature of this matter and the uncertainty of the resolution on the appeal that is in the early stages, the Company has not recorded an expense in the fiscal year 2024, 2023 or 2022 that recognizes the evaluation or any estimated amount of liquidation.

26.	Commitments

a.	In January 2013, The Company reached a contract with EnerNOC, which allows Republic to receive payments for reduction in the electric energy consumption during a term declared by PJM Interconnection as an Emergency. The contract is for 5 years starting at January 31, 2013 and concluded at May 31, 2018. At that date, the Agreement was extended up to May 31, 2021.In January 2021, the company entered into a similar agreement with NRG Curtailment Solutions, Inc. with a term of five years. The Company recognized an income for both contracts in 2022, 2021 and 2020 for USD $ 0.6 million, USD$ 1.2 million and USD $ 1.1 million, respectively.

b.	On February 22, 2018, a contract was signed with Primental Technologies of Italy, United States of America and Mexico, for the construction of the Lamination train and the supply of a new reheating furnace for the Mexicali plant, thereby increasing capacity manufacturing for the manufacture of finished product from 17,500 to 22,500 tons per month. By August 2023 there is an optimal production mix of corrugated rebar and light structures. Naturally, the COVID pandemic delayed significantly the process. USD $25.5 million from budget has already been spent.

c.	On December 20, 2020, we purchased the Itauna plant by Cia. Siderúrgica de Espirito Santo, S.A. to Compañia Itaunense Energia y Participacoes Inmueble y Equipo Inmueble, located on Rua Clara Chaves at villa Santa Maria, Itauna city, committing to pay R$ 4.0 million reais per month, up to a total value of R$ 105.0 million reais, such payments have to be made until June 2022.

d.	In Brazil, contracts have been made for the purchase of electric energy in a general way and are distributed among the plants in Brazil, these contracts have different terms as of June 30, 2023 the supplier NEWCOM with an amount of R$ 9.48 million, the supplier ENEL with an amount of R$ 17.05 million, with a termination date of December 31, 2023 the following suppliers NEWCOM with an amount of R$ 33.9 million, and AMERICA with an amount of R$ 16.5 million.

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

Our Company actively participates in the investigation of trade practices in Mexico and other countries to avoid, to the extent possible, the imposition of tariffs on its products. On June 24, 2019, the preliminary dumping tariff of 3.65% was published for the period from November 1, 2016, to October 31, 2017, which was imposed on rebar exports to the United States of America. On February 25, 2020, Customs and Border Protection issued a assessment to the Company for USD $1.4 million, applying a rate of 69.07%, different from the 3.65% rate, based on an error in the dollar sales value reported in the database submitted by Greenberg Trauring during the administrative review conducted by the DOC. The case remains open to date, with the assessments pending.

On January 16, 2020, the preliminary dumping tariff of 6.75% for the period from November 1, 2017, to October 31, 2018, was published. This tariff was imposed on rebar exports to the United States of America; however, it was reduced to 1.46%, given the nearly unobserved result of the physical inspection conducted at the San Luis Potosí plant. The Company made a payment of USD $208,000 in September 2021.

By order of the United States Department of Commerce (DOC), the Company did not participate in the review corresponding to the period from November 1, 2018, to October 31, 2019. The dumping rate established was 4.93, published in September 2021, for which the Company made a payment of USD $189,000 on March 30, 2022.

On January 6, 2021, the dumping review process began for the period from November 1, 2019, to October 31, 2020. On November 30, 2021, the DOC published a preliminary dumping rate for the Company of 66.70%, arguing and/or justifying deficiencies in the information. On June 1, 2022, it was ratified as the final result. On June 22, 2022, the Company decided to challenge this result before the Court of International Trade (CIT). On April 25, 2024, the Court of International Trade remanded the final results to Commerce to (1) reopen the administrative review file to accept the Company’s submission of information rejected by the DOC on October 18, 2021, on the grounds that it was submitted untimely and to request additional information as needed, and (2) conduct a new analysis to determine whether the application of the 66.7% rate is justified. In the final remand resolution published on November 21, 2024, as a result of the reopening, the DOC calculated a new dumping margin for the Company at a final and definitive rate of 0.00%. Consequently, the Company is released from its duties on exports for that period. On December 7, 2022, the U.S. Department of Commerce (DOC) published a preliminary antidumping rate of 6.35% for the Company’s rebar producers and exporters for the period from November 1, 2020, to October 31, 2021. The Company’s final antidumping rate was 5.93%, published by the DOC on August 9, 2023.

By order of the U.S. Department of Commerce (DOC), the Company did not participate in the review for the period from November 1, 2021, to October 31, 2022. On November 8, 2023, the DOC published a preliminary dumping rate of 2.88% for the Company’s rebar exports. On May 10, 2024, the DOC published the final result of 2.11%.

By order of the United States Department of Commerce (DOC), the Company did not participate in the review corresponding to the period from November 1, 2022 to October 31, 2023. On December 2, 2024, the DOC published the preliminary dumping rate of 8.88% on the Company’s rebar exports. The final dumping rate result is estimated to be presented in June 2025.

28.	Consolidated financial statements issuance

These consolidated financial statements have been issued on March 12, 2025 by C.P. Sergio Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., for the approval of the Audit Committee and, where appropriate, by the Board of Directors.