Form 20-F/A
period 2024-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2025-10-02
CIK 887153

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

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) amends the Annual Report on Form 20-F of Grupo Simec, S.A.B. de C.V. (“Simec,” “we,” or the “Company”) for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on May 15, 2025 (the “Original Form 20-F”). Unless otherwise indicated or unless the context otherwise requires, all references herein to this Annual Report on Form 20-F, this Form 20-F, this Annual Report and similar names refer to the Original Form 20-F, as amended by this Amendment No. 1.

This Amendment No. 1 is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in letters dated August 19, 2025 and September 17, 2025, requesting that the Company amend its Form 20-F to provide separate conclusions by the Company’s principal executive and principal financial officers regarding the effectiveness of (i) disclosure controls and procedures and (ii) internal control over financial reporting as of December 31, 2024, as required by Item 15(a) of Form 20-F.

Accordingly, this Amendment No. 1 solely amends Part II - Item 15A. Controls and Procedures – Disclosure Control and Procedures of the Original Form 20-F. In connection with this amendment, the Company is also including currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 12.1, 12.2 and 13.1 to this Amendment No. 1.

This Amendment No. 1 does not reflect any changes to the consolidated financial statements included in the Original Form 20-F, nor does it amend, update or modify any other information or disclosures contained therein. Except as expressly set forth herein, this Amendment No. 1 speaks as of the date of the filing of the Original Form 20-F.

i

PART II

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

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Sergio Vigil Gonzalez
Sergio Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: October 1, 2025

4