Form 20-F
period 2025-12-31
GRUPO SIMEC, S.A.B. de C.V.
filed 2026-07-31
CIK 887153

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Mario Moreno Cortez

Calzada Lázaro Cárdenas 601

Colonia La Nogalera

Guadalajara, Jalisco

México 44440

Telephone: (5233) 3770-6700,

E-mail: mmoreno@gruposimec.com.mx

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares (each representing three Series B shares) Series B Common Stock	SIM	NYSE American NYSE American*

*	Not for trading, but for listing purposes only.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series B Common Stock — 497,709,214 shares as of December 31, 2025

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

This annual report contains translations of certain peso amounts to U.S. dollars at specified rates solely for your convenience. These translations do not mean that the peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated these U.S. dollar amounts from pesos at the exchange rate of Ps. 17.9528 per U.S.$1.00, the interbank transactions rate in effect on December 31, 2025. On July 15, 2026, the interbank transaction rate for the peso was Ps. 17.5023 per U.S.$1.00.

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

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

●	general economic and business conditions, including changes in the international and Mexican prices of steel, iron ore, scrap steel and other related commodities;

●	uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes;

●	national and international demand for steel products;

●	capital investments and their impact on our performance;

●	the availability and cost of electricity and natural gas which could negatively affect our cost of steel production;

●	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

●	receipt of governmental approvals, permits and licenses;

●	fluctuations in prevailing exchange rates;

●	changes in international trade policies, including the imposition of tariffs, trade sanctions or other protectionist measures, particularly those affecting imports or exports of steel and related products;

●	effects on us from competition, including on our ability to source materials at competitive prices and hire and retain skilled personnel;

●	the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in Gaza and the war in Iran.

●	national or international public health events, including the outbreak of pandemic or contagious disease; and

●	the cyclical nature of the steel industry.

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

In 2024, the United States held presidential and congressional elections, resulting in the election of President Donald Trump and Republican control of both the Senate and House of Representatives. The new administration has since signaled and implemented a shift toward more protectionist economic policies, including the imposition of new tariffs and trade restrictions. In February 2025, the administration announced the reinstatement of Section 232 tariffs on all steel imports, effective March 2025. These measures have triggered retaliatory actions and heightened trade tensions with major trading partners such as Mexico, Canada, the European Union and China, which have disrupted international trade flows, increased input costs, and could reduce demand for our products.

As of the date of this report, our steel exports to the United States are subject to a 25% tariff under Section 232 of the Trade Expansion Act of 1962. In fiscal year 2025, approximately 3.8% of our consolidated net sales were derived from exports to the United States, and we estimate that the reimposition of Section 232 tariffs resulted in approximately Ps. 280.3 million in additional costs during the year. We have sought to mitigate the impact of these tariffs through shifting product mix and increasing domestic sales in Mexico, although there can be no assurance that these measures will fully offset the impact of existing or future tariff actions.

The potential for additional reciprocal tariffs, changes to the USMCA framework (scheduled for joint review in 2026), or retaliatory measures by Mexico or other trading partners could further affect our cost structure, pricing, and competitiveness. We continue to monitor the evolving trade environment and assess its impact on our operations.

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

Changes in United States economic, political, and regulatory policies, including the possible renegotiation of trade agreements such as the United States-Mexico-Canada Agreement (USMCA), scheduled for joint review in 2026, or withdrawal from multilateral organizations like the WTO could significantly impact the Mexican economy, with consequences for our customers, suppliers, and operations. Mexico remains highly dependent on trade with the U.S., which receives more than 80% of its exports. Any weakening of this trading relationship, including through new tariffs or reduced investor confidence, could adversely affect Mexico’s GDP growth, exchange rates, investment levels, and overall economic stability. These developments, individually or in combination, could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects, and the market price of our securities.

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

Moreover, the global nature of our operations exposes us to a wide range of trade barriers, including import tariffs, quotas and other protectionist policies that can limit access to key export markets or undermine our competitiveness. The 2025 reinstatement by the United States of a 25% Section 232 tariff on all steel imports further contributes to global trade tension and uncertainty. Retaliatory tariffs or countermeasures by affected countries including Canada, Mexico and the European Union could disrupt supply chains, inflate production costs and diminish our ability to compete effectively in international markets.

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

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the construction, energy, metals service centers, appliance and automotive industries. As a result, economic slowdowns or a downturn in any of these industries could materially and adversely affect our results of operations, financial condition and cash flows. The global economy has experienced a recovery from the conditions experienced at the onset of the COVID-19 pandemic, but subsequent labor shortages, supply chain disruptions, new or proposed legislation related to governmental spending, inflation and increases in interest rates have impacted, and may continue to impact, economic growth. Challenges from global production overcapacity in the steel industry, ongoing trade policy uncertainty, and shifting macroeconomic conditions, both in the United States and in other regions of the world, remain.

We are unable to predict the duration of current economic conditions or the magnitude or timing of changes in economic activity. Future economic downturns or prolonged slow growth in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

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

Market prices for iron ore also underpin those of steel (as its principal input component) to some extent, and iron ore prices depend both on supply and demand conditions. Excess iron ore supply relative to demand has led to depressed prices at various points in recent years and could recur, with a potential effect on steel prices. No assurance can be given that iron ore prices will not decline further, particularly if there is an economic downturn, Chinese steel demand declines, worldwide capacity increases due to new mines coming online or steel demand declines again due, for example, to impacts from geopolitical instability, including the continuing Russia/Ukraine conflict, tensions in the Middle East, U.S. military operations in Iran, Venezuela and other regional conflicts, in particular on energy supply and prices. A renewed phase of steel and iron ore oversupply could materially adversely affect our results of operations and financial condition.

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

We buy electricity from the A leading global energy group and one of the world’s largest electricity companies by market capitalization, specializing in renewable energy. (IBERDROLA) at preferential rates after successfully obtaining the Qualified User Registry (Registro de Usuario Calificado). We also pay special rates to Transamerica Natural Gas Mexico, Ienova Gas, Naturgy and Engie for the natural gas used at our facilities in Mexico. In Brazil and Mexico, we enter into fixed-price contracts for energy and natural gas.

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

We face significant competition from other steel producers that compete with our products on price, quality and service. The markets for our products are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates and excessive production, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by more intense competitive forces.

We may face increased competition due to the rapid development of technology and rising use of automation technologies. Failure to early adopt and incorporate such technologies to improve productivity, yields, manufacturing technology or support functional teams may put us at a long-term competitive disadvantage.

Competition from other materials could significantly reduce demand and market prices for steel products, which could have an adverse impact on our results of operation and financial condition.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum, concrete, glass, plastics and wood. Increased use or availability of such materials in substitution for steel products could significantly reduce demand and market prices for steel products, which could in turn have an adverse impact on our business, results of operation and financial condition.

Labor disputes may disrupt our operations and relationships with our customers. Our ability to reduce labor costs may be limited in practice or encounter implementation difficulties.

Approximately 63% of our employees in Mexico and 37% of our employees outside of Mexico are represented by labor unions and are covered by collective bargaining agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt our employee headcount. Further, any such strikes or stoppages could occur at various of our facilities. Prolonged strikes or stoppages could have an adverse impact on our results of operation and financial condition.

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

Certain of our U.S. facilities are currently under investigation for environmental contamination and we incur costs and liabilities associated with the assessment and remediation of contaminated sites. While some of these investigations and remediation efforts relate to legacy activities by prior owners of our facilities, we may in the future be subject to similar investigations or required to undertake remediation measures. In addition to the impact on current facilities and operations, environmental remediation obligations can rise substantial liabilities in respect of divested assets and past activities. We recognize a liability for environmental remediation when it becomes probable that such remediation will be required and the amount can be reasonably estimated. As estimated costs to remediate change, or when new liabilities become probable, we adjust the record liabilities accordingly. However, due to the numerous variables associated with the judgments and assumptions that are part of these estimates and changes in governmental regulations and environmental technologies over time, we cannot assure you that our environmental reserves will be adequate to cover such liabilities or that our environmental expenditures will not differ significantly from our estimates or materially increase in the future. Failure to comply with any legal obligations requiring remediation of contamination could result in liabilities, imposition of cleanup liens and fines, and we could incur large expenditures to bring our facilities into compliance. See “Item 8—Financial Information—Legal Proceedings.”

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

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, furnace breakdowns or as a result of natural disasters, accidents, epidemics or pandemics or severe weather conditions. Our manufacturing facilities have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such events. In addition, broader geopolitical instability, including the continuing Russia/Ukraine conflict, tensions in the Middle East, and U.S. military operations in Iran, and Venezuela in 2026, have contributed to volatility in commodity markets, energy prices, and global economic uncertainty, all of which could adversely affect demand for our products.

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

We do not maintain insurance covering losses resulting from catastrophes or business interruptions. In the event we are not able to remedy any significant interruption of our manufacturing capabilities in a prompt or cost-effective manner, our operations could be adversely affected. In addition, if any of our plants are severely damaged or their production capabilities is otherwise significantly affected, we would likely suffer significant losses and capital investments necessary to repair any destroyed or damaged facilities or machinery and would adversely affect our profitability, liquidity and financial condition.

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

We may in the future become subject to legal proceedings, investigations, including claims that arise in the ordinary course of business. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, increase our costs and divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, we do not maintain insurance to cover these risks. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any proceedings, investigations and claims.

Greenhouse gas policies and regulations, particularly any binding restriction on emissions of greenhouse gases such as carbon dioxide, could negatively impact our steelmaking operations.

Our steel making operations in Brazil and Mexico use electric arc furnaces where carbon dioxide generation is primarily linked to energy use, although our blast and electric arc furnaces have shutdown. In the United States, the Environmental Protection Agency has issued rules imposing inventory and reporting obligations to which some of our facilities are subject, and has also issued rules that will affect preconstruction permits for our facilities where increases in greenhouse gas pollutants are contemplated. The U.S. Congress has debated various measures for regulating greenhouse gas emission (such as carbon dioxide) and may enact them in the future. Such laws and regulations may also result in higher costs for coking coal, natural gas and electricity generated by carbon-based systems (such as coal-fired electric generating facilities). Such future laws and regulations, whether in the form of a cap-and-trade emissions permit system, a carbon tax or other regulatory regime may have a negative effect on our operations. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”), Mexico became subject to the Paris Agreement to fight climate change, which was approved at the 21st session of the UNFCCC conference in 2015. Brazil is a member of the Paris Agreement. On January 27, 2026, the United States’ withdrawal from the Paris Agreement became effective. In addition, in January 2026, the administration announced its intention to withdraw the United States from the UNFCCC itself. The long-term implications of these withdrawals for domestic and international climate regulation remain uncertain, but shifts in U.S. climate policy could affect the regulatory landscape in other jurisdictions in which we operate.

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

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We continuously evaluate our cyber-security systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Although the Company did not experience a material impact to its operations in this instance, threats from increasingly sophisticated cyber-attacks particularly as the use of artificial intelligence makes these attempts look more legitimate or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial and other resources to remedy the damage caused by a cyber-security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber-security protection costs and litigation expenses. More broadly, while we continue to evaluate artificial intelligence and machine learning tools to improve operational efficiency and support business functions, the use of such technologies introduces inherent risks, including the potential for inaccurate outputs, unintended bias, data security vulnerabilities, and increased regulatory scrutiny. We do not currently rely on AI in a manner that is material to our core operations or financial reporting. We continue to monitor developments in AI regulation in the United States, Mexico, and Brazil, and will adapt our governance and disclosure practices as the regulatory landscape evolves.

Our financial statements are prepared in accordance with IFRS and therefore are not directly comparable to financial statements of other companies prepared under U.S. GAAP or other accounting principles.

We are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), which requires us to prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”). IFRS significantly differs from U.S. GAAP in certain respects and items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the same way they would had such financial statements been prepared in accordance with U.S. GAAP. Accordingly, our financial statements and reported earnings may not be directly comparable with companies in our business that prepare financial statements in accordance with U.S. GAAP.

An increase in interest rates in the United States could adversely impact the Mexican economy and may have a negative effect on our financial condition or performance.

A decision by the U.S. Federal Reserve to increase interest rates may lead to a general increase in interest rates in the United States. This, in turn, may redirect the flow of capital away from emerging markets and into the United States, because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies rather than in Mexico. Thus, companies in emerging market economies such as Mexico could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and could have a material adverse effect on our business and financial condition.

Our controlling shareholder is able to exert significant influence on our business and policies and its interests may differ from those of other shareholders.

Industrias CH, S.A.B. de C.V. (“Industrias CH”), which is controlled by the chairman of our board of directors, Rufino Vigil González, owns 51.31% of our shares as of December 31, 2025. Industrias CH nominated all current members of our board of directors and can exercise substantial influence and control over our business and policies, including the timing and payment of dividends. Industrias CH’s interests may differ significantly from those of other shareholders. Furthermore, as a result of Industrias CH’s significant equity position, there is currently limited liquidity in our series B shares and the American Depositary Shares (“ADSs”).

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

For details about our internal control deficiencies and remediation, see Items 15.B. “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting – Material Weaknesses,” 15.C. “Attestation Report of the Independent Registered Public Accounting Firm,” 15.D. “Changes in Internal Control over Financial Reporting,” and 8 “Financial Information-Legal Proceedings.”

Risks Related to the Automotive Industry

Sales volume in the automotive industry is volatile and could decline if there is a financial crisis, recession, public health emergency, or significant geopolitical event. A reduction in automotive industry sales could adversely affect vehicle manufacturing, which could in turn have an adverse effect on our business and results of operations.

The automotive market accounted for approximately 78% of our net sales of SBQ products in 2025. Vehicle sales are affected by overall economic and market conditions, consumer behavior, and developing trends such as shared vehicle ownership and ridesharing services. A slowdown in automotive industry sales due to any of these factors could reduce the amount of vehicles manufactured, which could materially affect demand for the steel products we produce and sell. Any reduction in vehicles manufactured, including as a result of weaker demand, has had and could in the future have an adverse effect on our business and results of operations.

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

In October 2024, Claudia Sheinbaum assumed office as President of Mexico, succeeding Andrés Manuel López Obrador. While President Sheinbaum has maintained continuity with several policies of the prior administration, her presidency has also introduced new initiatives and changes in economic, social and regulatory policy. The potential impact of these and future policy changes, particularly in sectors such as energy, infrastructure, tax, labor and public security, remains uncertain. We cannot predict the effects that political developments in Mexico may have on the Mexican economy or on our industry, nor can we assure you that these events, over which we have no control, will not have a material adverse effect on our business, results of operations or financial condition.

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

In 2025 and early 2026, security incidents and government enforcement actions against organized crime groups in Mexico were followed by episodes of violence and disruption in various regions of the country, including in states where we have operations. The U.S. Department of State has maintained travel advisories recommending that U.S. citizens avoid or exercise increased caution when traveling to certain states in Mexico due to security concerns, some of which include regions where we operate facilities. These advisories and the broader perception of insecurity in Mexico could affect investment decisions, workforce availability, and the willingness of customers and business partners to engage in activities in affected regions.

Criminal activity continues to exist in Mexico and is likely to continue. We cannot assure you that the levels of violent crime in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economy and, as a result, on our operations and financial performance.

Exchange rate fluctuations could adversely affect our financial performance.

The Mexican peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Depreciation of the Mexican peso relative to the U.S. dollar increases a portion of our revenues in U.S. dollar terms, and as well as increases the cost of the raw materials we require for production. The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert Mexican pesos into U.S. dollars (except for certain restrictions related to cash transactions involving a U.S. dollar payment to a Mexican bank) or other currencies. However, severe devaluations or depreciations of the Mexican peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred before in Mexico and other countries in Latin America. Accordingly, fluctuations in the value of the Mexican peso against other currencies, particularly the U.S. dollar, could have a material adverse effect on our business and financial condition. Currency fluctuations or restrictions on transfer of funds outside Mexico may also have an adverse effect on our financial performance and could adversely affect the U.S. dollar value of the price of our Series B shares and the corresponding ADSs.

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

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the geographical proximity and the high degree of economic activity between the two countries. As a result, political developments in the United States, including changes in the American administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets. In addition, because the Mexican economy is heavily influenced by the U.S. economy, policies that may be adopted by the U.S. government that are unfavorable to Mexico may adversely affect economic conditions in Mexico. The macroeconomic environment in which we operate is beyond our control and the future economic environment may be less favorable than in recent years. The risks associated with current and potential changes in the Mexican and United States political environment and economies are significant and could have an adverse effect on our financial condition and results of operations.

We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

Our business encompasses multiple jurisdictions and complex regulatory frameworks, including in relation to economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement of them continues to increase. We are subject to the risk that our management, employees, contractors or any person doing business with us may (i) engage in fraudulent activity, corruption or bribery, (ii) circumvent or override our internal controls and procedures or (iii) misappropriate or manipulate our assets to our detriment. Further, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our management, employees, contractors or anyone doing business with us. Any failure—real or perceived—to comply with applicable governance or regulatory obligations by our management, employees, contractors or any person doing business with us could harm our reputation, limit our ability to obtain financing and otherwise have a material adverse effect on our business, financial condition and results of operations.

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

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with more highly developed capital markets, including the United States. The disclosure standards imposed by the Mexican Stock Exchange may be different than those imposed by securities exchanges in other countries or regions such as the United States. As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and accommodations available to foreign private issuers may result in less frequent or less detailed disclosures than those provided by U.S. domestic reporting companies.

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

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive. In addition, as a result of the enactment of the Holding Foreign Insiders Accountable Act (“HFIAA”) in December 2025, our directors and officers are no longer exempt from the Section 16(a) beneficial ownership reporting requirements of the Exchange Act. See “Item 16G—Corporate Governance”.

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

The stock market in general and the market prices of the ADSs on NYSE American, in particular, are or will be subject to fluctuation, and changes in these prices may be unrelated to our operating performance. During the second quarter of 2025, the market price of our ADSs fluctuated from a high of U.S.$34.59 per ADS to a low of U.S.$25 per ADS, and the price of our ADSs continues to fluctuate. We anticipate that the market prices of our securities will continue to be subject to wide fluctuations. The market price of our securities may be subject to a number of factors, including:

●	announcements of new products by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, joint ventures or capital commitments

●	the developments of the businesses and projects of our various subsidiaries;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of the products we sell;

●	the volatility of market prices for shares of companies with whom we compete;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in revenues, gross profits and earnings announced by us;

●	changes in estimates or recommendations by securities analysts, if the ADSs are covered by analysts;

●	fluctuations in the share price of our publicly traded holding company;

●	changes in government regulations or patent decisions; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder, as defined in “Item 10.E. Additional Information—Taxation—Passive Foreign Investment Company Status,” holds series B shares or ADSs.

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

We are a diversified manufacturer, processor and distributor of SBQ steel and structural steel products with production and commercial operations in Mexico and Brazil, and, until 2023, the United States. We believe that, in 2025, 2024 and 2023 we were an important producer of SBQ products in Mexico in terms of shipped volume. Until August 2023, we were also an important producer of SBQ products in the United States; however, we ceased all steelmaking operations in the United States in August 2023 and have had no production activities at our U.S. facilities since then. We also believe that in 2025, 2024 and 2023, we were an important producer of structural and light structural steel products in Mexico in terms of shipped volume.

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

The Mexicali plant began operations in June 1993. It was established to expand production capacity and consolidate its position in the national and US markets thanks to its strategic border location.

In March 2001, Sidek consummated the sale of its entire 62% controlling interest in our company to Industrias CH. Industrias CH subsequently increased its equity position in us through various conversions of debt to equity and capital contributions and currently holds, together with its direct, wholly-owned subsidiaries, approximately 76.19087% of our series B shares.

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

On May 30, 2008, we acquired Aceros DM and certain affiliated companies (“Grupo San”), a long products rebar, wire rod and wire products steel mini-mill and the second-largest rebar producer in Mexico. Grupo San’s operations are based in San Luis Potosí, Mexico.

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

In August 2023, Republic Steel announced the cessation of its steelmaking operations in Canton, Solon, Massillon Ohio and Lackawanna, New York effective September 2023, due to various economic factors, including deteriorating market conditions and operational costs. Republic Steel has continued servicing its customers from its plant in Tlaxcala, Mexico.

As of the date of this report, management has determined that the Republic Steel facilities will remain inactive unless changes in prevailing economic conditions justify resuming operations. Management does not currently intend to sell the facilities.

Because management does not currently intend to sell the Republic Steel facilities, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) does not apply. The assets continue to be accounted for under IAS 16 (Property, Plant and Equipment), measured at cost less accumulated depreciation and any impairment recognized in accordance with IAS 36. In 2024, the Company engaged an authorized independent appraiser to assess the fair value of Republic Steel’s assets. No impairment was identified.

On October 30, 2024, fatalities occurred at one of our steel plants located in Apizaco, Tlaxcala, in connection with a liquid steel spill at the plant. Immediate actions were taken to contain the situation and ensure the safety of our employees and surrounding areas. As of today, the affected assets are fully operational.

On May 19, 2025, our subsidiary GV do Brasil Indústria e Comércio de Aço Ltda. (“GV do Brasil”) incorporated Siderúrgica Vale do Paraíba Ltda., a Brazilian sociedade limitada. GV do Brasil holds 99% of the share capital of Companhia Siderúrgica Vale do Paraíba, comprising 49,500,000 shares with a unit value of R$1.00 (R$49,500,000 in the aggregate), and our subsidiary Companhia Siderúrgica do Espírito Santo, S.A. holds the remaining 1%, comprising 500,000 shares (R$500,000 in the aggregate). GV do Brasil has exercised corporate control over Siderúrgica Vale do Paraíba since its incorporation.

On November 26, 2025, Metrolinx, an agency of the Government of Ontario, Canada responsible for the development of public transportation in the greater Toronto area, expropriated land in Hamilton, Ontario, Canada owned by our subsidiary Republic Canadian Draw Inc., pursuant to Section 24 of the Expropriation Act, R.S.O. 1990, c. E.26. The aggregate expropriation price was CAD$15,915,627, consisting of CAD$15,200,000 attributable to the market value of the land and CAD$715,627 in statutory damages compensation. Of this amount, CAD$226,825 was withheld in respect of outstanding property taxes. Metrolinx paid CAD$14,324,065 to Republic Canadian Draw Inc. on December 10, 2025, and the remaining CAD$1,591,562 is payable no later than July 31, 2026, subject to deduction of any environmental remediation costs determined upon completion of Metrolinx’s environmental testing of the site. The buildings located on the expropriated land were transferred to Metrolinx without separate consideration and have been written off, together with the underlying land, in our 2025 consolidated financial statements. The machinery and equipment previously located at this facility were relocated to our Lackawanna, New York facility.

Principal Capital Expenditures

We continually seek to improve our operating efficiency and increase sales of our products through capital investments in new equipment and technology. These capital expenditures are financed primarily with funds that we segregate monthly from the results of operations generated by each facility.

We currently estimate capital expenditures for the year 2026 will be approximately Ps. 2,653 million (U.S.$ 148 million), which consists of Ps. 1,331 million (U.S.$ 74 million) of estimated capital expenditures in our facilities in Mexico and Ps. 1,322 million (U.S.$ 73.5 million) consisting of capital expenditures in our facilities in Brazil. This estimate is subject to uncertainty and actual capital expenditures in 2026 may differ significantly from such estimate.

In 2025, our capital expenditures amounted to approximately Ps. 2,892 million (U.S.$161.1 million), which consisted of Ps. 838 million (U.S.$ 46.7 million) of capital expenditures in our facilities in Mexico and Ps. 2,054 million (U.S.$ 114.4 million) consisting of capital expenditures in our facilities in Brazil.

In 2024, our capital expenditures amounted to approximately Ps. 2,127 million (U.S.$103.7 million), which consisted of Ps. 195 million (U.S.$9.5 million) of capital expenditures in our facilities in Mexico and Ps. 1,932 million (U.S.$94.2 million) consisting of capital expenditures in our facilities in Brazil.

In 2023, our capital expenditures amounted to approximately Ps. 2,492 million (U.S.$147.5 million), which consisted of Ps. 210 million (U.S.$12.4 million) of capital expenditures in our facilities in Mexico and Ps. 2,282 million (U.S.$135.1 million) consisting of capital expenditures in our facilities in Brazil.

B. Business Overview

Prior to our United States steel facility closures in August 2023, we owned and operated 19 state-of-the-art steelmaking, processing and/or finishing facilities in the United States, Mexico, and Brazil. Although we continue to own all of our plants, including those in the United States, we ceased all production activities at our United States facilities in 2023 and did not operate any of these facilities during 2024 and 2025. Accordingly, we currently operate 12 steelmaking, processing, and finishing facilities with a combined annual crude steel installed production capacity of 6 million tons and a combined annual installed rolling capacity of 5.9 million tons. We own both mini-mill and integrated steelmaking facilities.

We currently own and operate:

●	a mini-mill in Guadalajara, Jalisco, Mexico;

●	a mini-mill in Mexicali, Baja California, Mexico;

●	two mini-mills in Apizaco, Tlaxcala, Mexico;

●	a cold finishing facility in Cholula, Puebla, Mexico;

●	a wire rod processing facility in Silao, Guanajuato, Mexico;

●	two mini-mills in San Luis Potosí, San Luis Potosí, Mexico;

●	two mini-mills in Pindamonhangaba, São Paulo (Brazil), a mini-mill in Cariacica, Espirito Santo (Brazil) and we own and operate rolling and finishing facilities in Itauna, Minas Gerais (Brazil).

We report results in three segments: Mexico, United States and Brazil. In light of the closure of our Republic Steel plants in 2023, we continued to report limited results for the United States segment in 2025 due to residual activity; however, we expect to exclude this segment from our reportable segments in future years.

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

Our Products

We produce a wide range of value-added SBQ steel, long-steel and medium-sized structural steel products. In our Mexican facilities, we produce I-beams, channels, structural and commercial angles, hot rolled bars (round, square and hexagonals), flat bars, rebar, cold finished bars, wire rods and wire products. Until the cessation of operations in 2023, our U.S. facilities produced hot-rolled bars, cold-finished bars, and other semi-finished products. In our Brazil facilities, we produce rebars, channels, structural and commercial angles. The following is a description of these products and their main uses:

●	I-Beams. I-Beams, also known as standard beams, are I-shaped steel structural sections with two equal parallel sides joined together by the center with a transversal section, forming 90 degree angles. We produce I-beams in our Mexican and Brazil facilities and they are mainly used by construction sector as structural supports.

●	Channels. Channels, also known as U-Beams because of their U-shape, are steel structural sections with two equal parallel sides joined together by its ends with a transversal section, forming 90 degree angles. We produce channels in our Mexican and Brazil facilities, and they are mainly used by construction sector as structure supports and for stocking systems.

●	Angles. Angles are two equal-sided sections joined by their ends with a 90 degree angle, in an L-shape. We produce angles in our Mexican and Brazil facilities, and they are used mainly by construction and furniture industries as joist structures and framing systems.

●	Hot rolled bars. Hot rolled bars are round, square and hexagonal steel bars that can be made of special or commodity steel. The construction, auto part and furniture industries mainly use the round and square bars. The hexagonal bars are made of special steel and are mainly used by the hand tool industry. We produce hot rolled bars in our Mexican and Brazil facilities.

●	Flat bars. Flat bars are rectangular steel sections that can be made of special or commodity steel. We produce flat bars at our Mexican facilities. The auto part industry mainly uses special steel as springs, and the construction industry uses the commodity steel flat bars as supports.

●	Rebar. Rebar are reinforced, corrugated round steel bars with sections from 0.375 to 1.5 inches in diameter. We produce rebar in our Mexican facilities and in our Brazil facilities. Rebar is only used by the construction industry to reinforce concrete. Rebar is considered a commodity product due to its general acceptance by most consumers of industry standard specifications.

●	Cold-finished bars. Cold-finished bars are round and hexagonal SBQ steel bars transformed through a diameter reduction process. This process consists of (1) reducing the cross-sectional area of a bar by drawing the material through a die without any pre-heating or (2) turning or “peeling” the surface of the bar. The process changes the mechanical properties of the steel, and the finished product is accurate to size, free from scale with a bright surface finish. We produce these bars in our Mexican facilities, primarily to supply the auto part industry.

The following table sets forth, for the periods indicated, our sales volume for basic steel products.

Sales Volume by Steel Product

	2025	2024	2023
	(thousands of tons)

I-Beams	98.5	86.4	93.8
Channels	32.5	33.8	37.4
Angles(1)	201.3	215.6	213.6
Hot-rolled bars (round, square and hexagonal rods)	237.3	275.6	332.3
Flat bar	131.1	195.0	186.7
Rebar	1,095.5	1,059.7	1,128.8
Cold finished bars	63.8	65.6	75.6
Other semi-finished products(2)	0.0	0.0	0.0
Electro-Welded wire mesh	9.4	11.7	9.9
Wire rod	48.8	61.4	68.6
Electro-Welded wire mesh panel	8.6	7.0	7.9
Other	5.9	44.2	21.0
Total	1,932.7	2,056.0	2,175.6

(1)	Includes structural angles and commercial angles.

(2)	Includes billets and blooms (wide section square and round bars).

Sales and Distribution

We sell and distribute our steel products in Mexico, the United States and Brazil. We also export steel products from Mexico to Central and South America and Europe. In 2025, approximately 9.8% of our steel product sales in tons represented SBQ steel products, of which we sold 78% to the auto part industry, 5% to service centers and the remaining 17% to other industries.

In 2025, direct sales in tons to the automotive industry decreased by 12.6% compared to 2024. In 2024, direct sales in tons to the automotive industry decreased by 8% compared to 2023.

The following table sets forth, for the periods indicated, our product sales as a percentage of our total product sales in tons to Mexico, and to the U.S., Canada, Brazil and other countries.

Steel Product Sales By Region

	Mexico			United States, Canada, Brazil and Other Countries
	Year ended December 31,
	2025	2024	2023	2025	2024	2023
I-Beams	65%	53%	59%	35%	47%	41%
Channels	97%	91%	83%	3%	9%	17%
Angles	44%	42%	47%	56%	58%	53%
Hot-rolled bars	45%	45%	46%	55%	55%	54%
Flat bar	87%	84%	87%	13%	16%	13%
Rebar	51%	52%	54%	49%	48%	46%
Cold finished bars	32%	42%	46%	68%	58%	54%
Other semi-finished products	-	-	-	-	-	-
Electro-welded wire mesh	100%	100%	100%	-	-	-
Wire rod	99%	100%	92%	1%	-	8%
Electro-welded wire mesh panel	100%	100%	100%	-	-	-
Other	21%	10%	6%	79%	90%	94%
Total (weighted average)	53%	52%	54%	47%	48%	46%

During 2025, approximately 55.25% of our sales volume came from the Mexico segment, approximately 44.71% came from the Brazil segment and approximately 0.04% came from the U.S. segment. In 2025, SBQ products represented 17.7%, 0% and 100% of the Mexico, Brazil and U.S. segments, respectively. Although the U.S. segment contributed 0.04% of our net sales in 2025, it reflected only residual revenues related to the continued winding down of operations. Republic Steel ceased production in August 2023 and we have not had any operational activity in the United States since then. As such, no year-over-year operational comparisons are provided for the U.S. segment.

We sell to the Mexican market through a group of approximately 100 independent distributors, who also carry competitor’s product lines, and through our wholly-owned distribution center in Guadalajara. Our sales force and distribution center are an important source of information concerning customer needs and market developments. By working through our distributors, we believe that we have established and can maintain market leadership with small-and mid-market end-users throughout Mexico. We believe that our domestic customers are highly service-conscious.

We distribute our exports outside North America primarily through independent distributors who also carry competitor´s product lines.

During 2024 and 2023, we received orders for our products in our Mexican facilities on average approximately two weeks before producing those products. Until the cessation of our United States operations in 2023, we generally filled orders for our SBQ steel products sold to United States and Canadian customers within one to 12 weeks of the order, depending on product type, customer needs, and production requirements. Accordingly, we do not believe that backlog is a significant factor in our business. A substantial portion of our production is ordered by our customers prior to production.

Our first plant in Brazil began production in June 2015 with 30,000 tons and 4,000 tons sold in the same year, all of which correspond to rebar. Sales have increased since 2015, and by consolidating the expansion within the Brazilian territory, we have reached sales of approximately 931,000 tons for 2024, increasing the variety of products offered in the market. Our main objective is to sell our products through independent distributors, aimed at the construction market by providing the highest quality service and products, a key factor in attracting and retaining customers. Our sales policy in Brazil has been well accepted by our customers, and our sales increased steadily, creating an opportunity in the Brazilian steel market. Our steel production increased 1.1% in 2025 compared with 2024.

Our major customers in 2025 include: Pires Do Rio Cibraco Comercio e Industria de Ferro e Aco, Ltda, Marson Distribuicao, Ltda, Aco e Aco Vergalhoes Ltda, Udiaco Comercio e Industria de Ferro e Aco Ltda, Aco Fera Com Ferro e Aco Ltda, Cedisa Central de Aco, S.A., Manetoni Distribuidora de Productos Siderurgicos Importacao e Exportacao, LTDA., Ferragens Santa Monica, LTDA., Brametal, S.A., Automolas Equipamentos, LTDA., Facchini, S.A., VK Industria de Molas e Grampos, LTDA.,Mattheis Borg Adm Part Com Ind, LTDA., Konesul Ind Com, LTDA., RDG Acos Do Brasil, S.A.

Competition

Competition in the steel industry is significant. Competition in the steel industry also exerts a downward pressure on prices, and, due to high start-up costs, the economics of operating a steel mill on a continuous basis may encourage mill operators to establish and maintain high levels of output even in times of low demand, which further decreases prices and profit margins. The trend of consolidation in the global steel industry may further increase competitive pressures on independent producers of our size, particularly if large steel producers formed through consolidations, which have access to greater resources than us, adopt predatory pricing strategies that decrease prices and profit margins. If we are unable to remain competitive with these producers, our profitability and market share would likely be materially and adversely affected.

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

Mexico

We compete in the Mexican domestic market and in its export markets for long steel products primarily on the basis of price and product quality. In addition, we compete in the domestic market based upon our responsiveness to customer delivery requirements. The flexibility of our production facilities allows us to respond quickly to the demand for our products. We also believe that the geographic locations of our various facilities throughout Mexico and variety of products help us maintain our competitive market position in Mexico. We believe that our Mexicali mini-mill, is competitive in terms of production and transportation costs in northwestern Mexico.

We believe that our competitors’ closest plants to the North Western Mexico market are: Nucor Corporation, located in Plymouth, Utah; Commercial Metals Company, located in Meza, Arizona; Thyssenkrupp Steel North America, Inc., located in Santa Fe Springs, California; Deacero, S.A. de C.V. (“Deacero”), located in Saltillo, Coahuila, México and Gerdau Corsa, S.A.P.I. de C.V. (“Gerdau Corsa”), Tultitlán Tlalnepantla State of Mexico and Tula Ciudad Sahagún, Hidalgo, Mexico. We believe that we have an advantage over certain competitors due to the labor cost in our Mexican operations.

In 2025, we sold approximately 268,811 tons of I-beams, channels and angles at least three inches in width, which represented approximately 13.91% of our total finished product sales for the year. In 2024, we sold approximately 269,836 tons of I-beams, channels and angles at least three inches in width, which represented approximately 13.1% of our total finished product sales for the year. In 2023, we sold approximately 267,778 tons of I-beams, channels and angles at least three inches in width, which represented approximately 12.3% of our total finished product sales for the year.

We believe that the domestic competitors in the Mexican market for structural steel are Gerdau Corsa, Deacero, Grupo Acerero, S.A. de C.V., Grupo Collado, S.A. de C.V. and Siderúrgica del Golfo, S.A. de C.V. (a wholly-owned subsidiary of Industrias CH). We estimate that our share of Mexican production of structural steel was 14.9% in 2025, 11% in 2024 and 10% in 2023, according to information provided by Mexico’s Cámara Nacional de la Industria del Hierro y del Acero (CANACERO).

In 2025, we sold approximately 301,100 tons of hot rolled and cold finished steel bars compared to 341,200 tons in 2024. Our other major product lines are rebar and light structural steel (angles less than three inches in width and flat bar), for which our share of domestic production was 14.33% and 15.05% respectively in 2025, 14.6% and 14% respectively in 2024 and 13.9% and 13.3% respectively in 2023.

Rebar and light structural steel together accounted for approximately 1,247,417 tons, or 64.5%, of our total production of finished steel products in Mexico and Brazil in 2025.

We compete in the Mexican market with a number of producers of these products, including Deacero, Talleres y Aceros, S.A., Grupo Acerero, S.A. de C.V., ArcelorMittal Lázaro Cárdenas, S.A. de C.V., Ternium Mexico, S.A. de C.V., Grupo Acerero Fonderia, Suacero, S.A. de C.V., Gerdau Corsa and Comercial Metals Company.

We believe that we have been able to maintain our domestic market share and profitable pricing levels in Mexico in part because the central Mexico sites of the Guadalajara, Apizaco, Cholula and San Luis facilities afford us cost advantages relative to certain U.S. producers when shipping to customers in central and southern Mexico. Furthermore, our flexible production facility has given us the ability to ship specialty products in relatively small quantities with short lead times. The Mexicali mini-mill has helped to increase sales in northwestern Mexico because its proximity to these areas reduces our freight costs.

United States

Until 2024, we competed primarily with both domestic SBQ steel producers and importers in the United States. Domestic competition for hot-rolled engineered bar products included large U.S. steelmakers and specialized mini-mills. Non-U.S. competition also impacted segments of the SBQ market, particularly where certifications were not required, and during periods when the U.S. dollar was strong compared with foreign currencies.

The principal areas of competition in these markets were product quality on time, delivery reliability, service and price. Special chemistry and precise processing requirements characterize SBQ steel products. Maintaining high standards of product quality, while keeping production costs low, was essential to our ability to compete. The ability to respond quickly to customer orders was important, especially as customers increasingly reduced their in-plant raw material inventories.

Our principal competitors in the U.S. market, depending on the product, included Nucor Corporation, Charter Steel, Steel Dynamics, Cascade Rolling Mills, Commercial Metals Company, Vinton Steel, and Gerdau.

In August 2023, Republic Steel announced the closure of its steelmaking operations in Canton, Solon, Massillon, Ohio, and Lackawanna, New York, effective September 2023, due to various economic factors, including deteriorating market conditions and operational costs.

Brazil

The Brazilian steel industry is comprised of 12 business groups operating 31 mills in 10 Brazilian states, making Brazil the 9th largest steel producer in the world.

Our main competitors in the Brazilian market are ArcelorMittal Brazil, CSN, Gerdau, Sinobras, Usiminas, Ternium do Brasil and Vallourec, as well as specialty steel producers such as Villares Metals.

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

Certifications

ISO is a worldwide federation of national standards bodies which have united to develop internationally accepted standards so that customers and manufacturers have a system in place to provide a product of known quality and standards. The standards set by ISO covers every aspect of quality from management responsibility to service and delivery. We believe that adhering to the stringent ISO procedures not only creates efficiency in manufacturing operations, but also positions us to meet the strict standards that our customers require. We are engaged in a total quality program designed to improve customer service, overall personnel qualifications and team work. The facilities at Apizaco and Cholula have received ISO/TS 16949:2009 certification from International Quality Certifications, effective until September, 2027.

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

Raw Materials

Prices for raw materials necessary for production of our steel products have fluctuated significantly in the past and significant increases in raw material prices could adversely affect our profit margins. During periods when prices for scrap metal, iron ore, ferroalloys, coking coal and other raw materials have increased, our industry has historically sought to maintain profit margins by passing along increased raw materials costs to customers by means of price increases. For example, prices of scrap metal decreased 14% in 2025, decreased approximately 15% in 2024, and decreased 40% in 2023, and prices of ferroalloys decreased approximately 5% in 2025, decreased 19% in 2024 and increased approximately 36.4% in 2023. We may not be able to pass along these and other cost increases in the future and even when we can successfully increase our prices, interim reductions in profit margins frequently occur due to a time lag between the increase in raw material prices and the market acceptance of higher selling prices for finished steel products.

We purchase our raw material requirements either in the open market or from certain key suppliers. If any of our key suppliers fails to deliver or we fail to renew our supply contracts, we could face limited access to some raw materials, or higher costs and delays resulting from the need to obtain our raw materials requirements from other suppliers.

In 2025, our cost of sales in Mexico, as a percentage of sales in Mexico, was 78%, compared to 70% in Brazil. Our consolidated cost of sales, as a percentage of consolidated sales, was 75%.

Scrap metal, electricity, ferroalloys, electrodes and refractory products are the principal materials that we use to manufacture our steel products.

Scrap metal. Scrap metal is among the most important components for our steel production and accounted for approximately 48% of our consolidated manufacturing conversion cost in 2025 (47% of the manufacturing conversion cost in our Mexico operations, and 49% in our Brazil operations). Scrap metal is principally generated from automobile, industrial, naval and railroad industries. The market for scrap metal is influenced by availability, freight costs, speculation by scrap brokers and other conditions largely beyond our control. Fluctuations in scrap costs directly influence the cost of sales of finished goods.

We purchase raw scrap from dealers in Mexico and the San Diego California area, and we process the raw scrap into refined scrap metal at our Guadalajara, San Luis, Mexicali and Apizaco facilities. We meet our refined scrap metal requirements through: (i) our wholly-owned scrap processing facilities, which in the aggregate provided us with approximately 11% and 15% of our refined scrap tonnage in 2025 and 2024, respectively, and (ii) purchases from third party scrap processors in Mexico and the southwestern United States, which, in the aggregate, provided us with approximately 88% and 1% of our refined scrap tonnage, respectively, in 2025 and approximately 82% and 3% respectively in 2024. We are a large scrap collector in the Mexicali, Tijuana and Hermosillo regions, and, by primarily dealing directly with small Mexican scrap collectors, we believe we have been able to purchase scrap at prices lower than those in the international and Mexican markets. We purchase scrap on the open market through a number of brokers. We purchase scrap on the open market through a number of brokers or directly from scrap dealers for our Brazil facilities. We do not depend on any single scrap supplier to meet our scrap requirements.

Ferroalloys, Electrodes and Refractory Products.

Ferroalloys, electrodes and refractory products collectively accounted for i) approximately 16% of our manufacturing conversion cost in 2025 in our Mexican operations, compared to 14% in 2024 and ii) 8% of our manufacturing conversion cost in 2025 compared to 9% in 2024 in our Brazil facilities.

Ferroalloys are essential for the production of steel and are added to the steel during manufacturing process to reduce undesirable elements and to enhance its hardness, durability and resistance to friction and abrasion. For our Mexican operations, we buy most of our manganese ferroalloys from Compañía Minera Autlán, S.A., Autlán Metal Services, S.A. de C.V., Elmet, S.A. de C.V., Marco Metales de Mexico, S. de R.L. de C.V., Metaloides, S.A. de C.V., Micro Abrasivos, S.A. de C.V., Posshel, S.A. de C.V. and Distribuidora de Aleaciones y Metales, S.A. de C.V. Our Brazil facilities purchase most of their ferroalloys from Multiligas Eireli. Ltda, Comercial Cometa Industria y Comercio Ltda., Fertileg Ferro Liga Ltda, Granha Ligas Ltda., and Cia de Ferro Ligas de Bahia Ferbasa.

For our Mexican operations, we obtain electrodes used to melt raw materials (scrap metal) from Jilin Carbon Co. Ltd., Interfer Edelsthal H. Mbh, Interfer Austria GMBH, FRC Global Inc, Dalian Xihua Refractories Materials Co., Dalian Wanlong Trading LTD, Haihan Industry Inc. Jiangsu Chianaref Refractory Co. LTD, Jilin Songjiang Carbon I/E Co. LTD and Jiangsu Jianglong New Energy Technology Co. LTD. Our Brazil facilities purchase most of their electrodes from Jilin Carbon Import, Jilim Songjiang Carbon I/E Co. LTD, Zhongsheng Industrial Trading, Co. Limited and Jiangsu Chianaref Refractory Co. LTD.

Refractory products include firebricks, which line and insulate furnaces, ladles and other transfer vessels. We purchase our refractory products for our Mexican operations from Vesuvius México, S.A. de C.V., RHI Refmex, S.A. de C.V., Magna Refractarios México, S.A. de C.V., FRC Global Inc, Puyang Refractories group Co. Ltd. Kumas, Manyezit Sanayi A.S., Refractarios Alfran México, S.A. de C.V., Harbison Walker México, S.A. de C.V., Refratechnik Steel GMBH and Rectix Materiales Refractarios, S.A. de C.V. Our Brazil facilities purchase most of their refractory products from Magnesitas Navarras, S.A., Vesivius Refractarios LTDA, RHI Refractarios Brasil LTDA, Puyang Refractories Group Co. LTD, TRL Krosaki Refractories LTD, FRC Global INC, Refractarios Kelsen, S.A., Kumas Mannerist Sanayi, A.S., Dalian Xihua Refractory Material Co. LTD, LMM Group Co. LTD and Osrfar East Limited.

Electricity. In 2025, 2024 and 2023, electricity accounted for approximately 8%, 9% and 9% of our consolidated manufacturing conversion cost, respectively. Electricity accounted for 9%, 10% and 9% in 2025, 2024 and 2023, respectively, of our manufacturing conversion in our Mexico facilities and was supplied by CFE for basic service and Iberdrola for qualified service. Electricity also accounted for 11% of the manufacturing conversion cost in our U.S. operations in 2023, and was supplied by American Electric Power Company, Archer Energy, National Grid, The Illumination Company, New York Power and Ohio Edison. It accounted for 7%, 8% and 8% in 2025, 2024 and 2023, respectively, of the manufacturing conversion cost in our Brazil operations, where it is supplied by Ecom Energia Ltda., Comercializadora de Energia Eletrica Ltda. and Comerc Ltda. We, like most high-volume users of electricity in Mexico, pay special rates to CFE for electricity. Energy prices in Mexico have historically been very volatile and subject to dramatic price increases in short periods of time. In the late 1990s, the CFE began to charge for electricity usage based on the time of use during the day and the season (summer or winter). As a result, we have modified our production schedule in order to reduce electricity costs by limiting production during periods when peak rates are in effect. We cannot assure that any future cost increases will not have a material adverse effect on our business.

Natural Gas. Natural gas (including “combustoleo” fuel oil which is an oil derivative that is less refined than gasoline and diesel fuel oil that can be used instead of gasoline in our Mexicali plant) consisted of approximately 3% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 4% of our Brazil operations) in 2025, and approximately 2% of our consolidated manufacturing conversion cost (2% of the manufacturing conversion cost of our Mexican operations and 3% of our Brazil operations) in 2024. In previous years we have entered into natural gas cash-flow exchange contracts or swaps where we receive a floating price and pay a fixed price to hedge our risk of from fluctuations in natural gas prices. Fluctuations in natural gas prices from volume consumed are recognized as part of our operating costs. As applicable, we recognized the fair value of instruments either as liabilities or assets. We periodically evaluated the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. At December 31, 2025, 2024 and 2023, we did not have natural gas cash-flow exchange contracts or swaps.

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

In addition to the foregoing, Mexican Official Rules, which are technical standards issued by applicable regulatory authorities pursuant to the General Normalization Law (Ley General de Metrología y Normalización) and to other laws that include the environmental laws described above, establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous waste and noise control, among others. Mexican Official Rules regarding soil contamination and waste management were enacted in order to protect these potential contingencies. Although not enforceable, the internal administrative criteria on soil contamination established by PROFEPA is widely used as guidance in cases where soil remediation, restoration or clean-up is required.

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

We believe that we have obtained all the necessary authorizations, concessions, general operating licenses, permits and registries from the applicable environmental authorities to duly operate our facilities, plants and sites, and sell our products and that we are in material compliance with applicable environmental legislation. We, through our subsidiaries, have made significant capital investments to assure our production and operation facilities comply with requirements of federal, state and municipal law and administrative regulation, to remain in compliance with our current authorizations, concessions, licenses, permits and registries.

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

The Mexicali plant, is currently undergoing a nullity proceeding related to its water concession (Conagua), before the Federal Court of Administrative Justice (Tijuana, Baja California). The case is pending resolution, and the company has presented all valid legal arguments and therefore believes a favorable outcome is expected.

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

United States

Our former operations in the United States were subject to U.S. federal, state and local environmental laws and administrative regulations concerning, among other things, the management of hazardous materials and the discharge of pollutants to the atmosphere and to surface waters. These operations were the subject of administrative action by federal, state and local environmental authorities. Although our U.S. facilities ceased operations in 2023, the resolution of any of these claims may result in significant liabilities. See “Item 3—Key Information—Risk Factors—Risks Related to the Global Economy and Our Business—In the event of environmental violations at our facilities we may incur significant liabilities” and “Item 8—Financial Information—Legal Proceedings.”

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

Although all of our United States production facilities ceased operations in 2023, certain facilities such as the Lorain and Canton, Ohio plants remain subject to legacy environmental regulations, including the Maximum Achievable Control Technology (“MACT”) standard for Electric Arc Furnaces as an “area source”. Revisions of this standard may impose future obligations with respect to these non-operational assets, including those relating to mercury emissions and control.

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

Various federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials (“ACMs”). These laws, regulations and ordinances may impose liability for the release of ACMs and may permit third parties to seek recovery from owners or operators of facilities at which ACMs were or are located for personal injury associated with exposure to ACMs. We are aware of the presence of ACMs at certain legacy facilities, but we currently believe that such materials are being managed in accordance with applicable law, asbestos was removed from the Lorain plant, buildings with asbestos in said plant were demolished.

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

Also in the United States, more stringent standards were promulgated in 2012. As these standards were implemented through the different state programs, we experienced higher costs associated with any preconstruction permitting of new or modified sources at our U.S. facilities. These costs were related to extensive dispersion modeling and/or pre-construction monitoring not previously required. While we no longer operate steelmaking facilities in the United States, these historical regulatory experiences may include future obligations associated with environmental permitting or site remediation at our legacy facilities.

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

We have received environmental permits from the Sao Paulo State, for which hydrological studies and feasibility of groundwater have been conducted, such permits include a license granted by the Ministry of Environment of Sao Paulo and an operations license granted by the Ministry of Environment CETESBE Sao Paulo State.

Trade Regulation

We have experienced significant competition from imports into Mexico in the past as a result of excess worldwide steel production, particularly in periods of economic slowdown, and as a consequence of the peso’s appreciation relative to other currencies, making imports cheaper and more competitive in peso terms. Recently, the Mexican government, at the request of CANACERO, has taken several measures to prevent unfair trade practices such as dumping in the steel import market. The overall climate for imports in Mexico is influenced by the free trade agreements that Mexico has entered with other countries, as well as the level of tariffs and anti-dumping duties.

We benefit from Mexico’s free trade agreements. Specifically, in the past, we have directly benefited from our ability to export finished steel products directly to export markets and compete with similar products manufactured in those markets. We have also indirectly benefited from increased demand from our domestic customers who similarly manufacture their products to foreign markets under free trade agreements. Nevertheless, we cannot assure you that the trade agreements affecting our business or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, financial condition or prospects.

United States-Mexico-Canada Agreement (USMCA)

The North American Free Trade Agreement (“NAFTA”) became effective on January 1, 1994, and provided for the progressive elimination of most duties on steel products traded among the United States, Mexico and Canada. On July 1, 2020, NAFTA was replaced by the USMCA, which maintains tariff-free access for most steel and steel-related products among the three countries. The USMCA includes provisions intended to facilitate regional trade and reduce customs-related barriers. As part of its terms, the agreement is subject to a joint review by the three countries in 2026, six years after its entry into force. See “Item 3—Key Information—Risk Factors—Risks Related to Mexico—Economic and political developments in the United States and elsewhere may adversely affect Mexican economic policy and, in turn, our operations.” The USMCA has benefits on custom expenses, an orderly economic competition, clear rules for investment and its protection.

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

These tariffs increase the cost of our products in the U.S. market, potentially affecting the competitiveness of our exports and resulting in reduced volumes or pressure on margins. Since the reinstatement of the tariffs, we have seen a reduction in our export volumes to the United States, with current shipments averaging around 300 metric tons per month compared to prior levels of approximately 3,000 metric tons per month. We continue to monitor trade developments closely and evaluate our commercial and operational strategy in light of evolving trade policies.

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

The CPTPP eliminates or reduces tariff and non-tariff barriers across substantially all trade in goods and services and covers the full spectrum of trade, including goods and services trade and investment, so as to create new opportunities and benefits for the businesses, workers, and consumers of the members. The CPTPP is intended to facilitate the development of production and supply chains, and seamless trade, enhancing efficiency and supporting the goal of creating and supporting jobs, raising living standards, enhancing conservation efforts, and facilitating cross-border integration, as well as opening domestic markets. The CPTPP is intended to promote innovation, productivity, and competitiveness by addressing new issues, including the development of the digital economy, and the role of state-owned enterprises in the global economy. Finally, the CPTPP includes new elements that seek to ensure that economies at all levels of development and businesses of all sizes can benefit from trade. It also includes specific commitments on development and trade capacity building.

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

On January 6, 2021, a preliminary dumping rate of 66.7% was imposed on our exports of rebar to the United States. Such dumping rate was ratified in June 1, 2022. Following the U.S. Department of Commerce’s physical review carried out at our San Luis Potosí plant on February 17, 2020 after we argued that there were deficiencies and adverse facts during the U.S. Department of Commerce’s information process, a preliminary dumping rate of 6.35% was imposed and was ratified in the first semester of 2023. On August 9, 2023 a dumping rate of 5.93% was published and imposed. On December 4, 2024 a dumping rate of 2.11% was published and imposed. This rate remained in effect as of the date of this annual report. A final result for the 2024 has not yet been published. For the period from November 1, 2024, to October 31, 2025, Grupo Simec, S.A.B. C.V. was selected as a mandatory participant in the dumping research.

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

Labor. In July 2017, the Brazilian government issued Law No.13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law allows 12-hour work shifts, provided that there is a 36-hour rest period afterwards. With regard to negotiations with labor unions, Law No. 13,467 provides that certain rights, such as constitutional and women’s rights, cannot be subjet of the negotiation, as the Constitution and existing law prevail over any collective bargaining agreement. In addition, Law No.13,467 allows companies to outsource activities, including the company’s principal activities and activities that are currently carried out by the company’s own employees. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law may be required to pay certain costs and expenses related to the lawsuit and limits compensation for moral damages to certain thresholds. We are currently in compliance with these labor regulations.

C.	Organizational Structure

The chart below sets forth a summary of our corporate structure.

(1)	Includes the following subsidiaries: Compañía Siderúrgica del Pacífico, S.A. de C.V. (99.99%); Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V. (100.00%); Industrias del Acero y del Alambre, S.A. de C.V. (99.99%); Procesadora Mexicali, S.A. de C.V. (99.99%); Servicios Simec, S.A. de C.V. (100.00%); Sistemas de Transporte de Baja California, S.A. de C.V. (100.00%); Operadora de Metales, S.A. de C.V. (100.00%); Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (100.00%); Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (100.00%); Arrendadora Simec S.A. de C.V. (100.00%); CSG Comercial, S.A. de C.V. (99.95%); Compañía Siderúrgica de Guadalajara, S.A. de C.V. (99.99%); Simec Acero, S.A. de C.V. (100.00%); Undershaft Investment N. V., (100.00%); Simec USA Corp. (100.00%); Pacific Steel Projects Inc. (100.00%); Simec Steel Inc. (100.00%); Simec International, S.A. de C.V.(100.00%); Corporativos G&DL, S.A. de C.V. (100.00%); Simec International 6, S. A. de C. V., (100.00%), Simec International 7, S. A. de C. V., (99.99%), Simec International 9, S.A.P.I. de C.V., (100.00%); Corporación ASL, S.A. de C.V. (99.99%); Siderúrgica del Occidente y Pacífico, S.A. de C.V. (100.00%), Aceros Especiales Simec Tlaxcala, S.A. de C.V. (100.00%), Gases Industriales de America, S.A. de C.V. (100.00%), GSIM de Occidente, S.A. de C.V.(100.00%), Siderúrgicos Noroeste, S.A. de C.V.(100.00%), Fundiciones de Acero Estructrual, S.A. de C.V. (100.00%), Simec Siderúgico, S.A. de C.V. (100.00%). Orge, S.A. de C.V. (99.99%), RRLC, S.A.P.I. de C.V. (99.99%), Grupo Chant, S.A.P.I. de C.V. (99.99%) and Acero Transporte San, S.A. de C.V. (100.00%).

(2)	SimRep, Co. owns 100% of Republic Steel, Inc.

(3)	Grupo San facilities are conformed by Corporación Aceros DM, S.A. de C.V. (100.00%) and Subsidiaries, Aceros DM, S.A. de C.V. (100.00%), Aceros San Luis, S.A. de C.V. (100.00%), CHQ Wire México, S.A. de C.V. (100.00%) (formerly Malla San 1, S.A. de C.V.), Malla San 2, S.A. de C.V. (100.00%) and Alambres Trefilados de San Luis Potosí, S.A. de C.V. (100.00%).

(4)	Our Brazil facilities are conformed by GV do Brasil Industria e Comercio de Aço LTDA., Companhia Siderúrgica do Espirito Santo, S.A. and Siderurgica Vale do Paraíba LTDA.

The following table identifies each of our significant operating subsidiaries, including its country of incorporation and our percentage ownership thereof at December 31, 2025 and December 31, 2024 and 2023:

	Percentage of equity owned
	2025	2024	2023
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%	99.99%
Simec International 6, S.A. de C.V.	100.00%	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%	100.00%
Corporativos G&DL, S.A. de C.V.	100.00%	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	99.99%	99.99%
Grupo Chant, S.A.P.I. de C.V.	99.99%	99.99%	99.99%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%	100.00%
Gases Industriales de America, S.A. de C.V.	100.00%	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%	100.00%
Subsidiaries established in countries outside of Mexico:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	99.99%	99.99%	100.00%
Companhia Siderurgica do Espiritu Santo S.A. (2)	100.00%	100.00%	100.00%
Siderurgica Vale do Paraiba LTDA (2)	100.00%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San.”

(2)	Companies located in Brazil.

(3)	ICH owns 0.59% of the shares in this company at December 31, 2025.

(4)	Companies established in the United States, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations.

(6)	Company established in Curaçao.

D.	Property, Plants and Equipment

Our Operations and Production Facilities

As of the date of this annual report, we conduct our operations at 12 facilities throughout North and South America. At December 31, 2025, our crude steel production capacity was 6 million tons, of which 1.2 million tons were based on an integrated blast furnace technology, and 4.8 million were based on electric arc furnace, or mini-mill, technology. Although we continue to own our U.S. facilities, we ceased all production activities in the United States in August 2023 and these facilities have remained idle since then. Our Mexican facilities have 2.6 million tons of crude steel production capacity, operating six mini-mill facilities. Our U.S. facilities have 2.3 million tons of installed crude steel production capacity, but were not in operation during 2024 or 2025 and our Brazil operations have 1.1 million tons of crude steel production capacity. In addition, we have 5.9 million tons of rolling and finishing capacity, of which 2.9 million are in Mexico, 1.8 million are in the United States (though the U.S. capacity has not been utilized since August 2023), and 1.2 million are in Brazil.

We operate nine mini-mills, six in Mexico and three in Brazil. The Mexican mini-mills are in: one in Guadalajara, Jalisco; two in Apizaco, Tlaxcala; one in Silao Guanajuato; one in Mexicali, Baja California; as well as two in San Luis Potosí. Our mini-mills in Brazil, are two in Pindamonhangaba, São Paulo; and one in Cariacica, Espírito Santo; following the cessation of our U.S. steelmaking operations in 2023, the Canton, Ohio mini-mill is no longer operational. We also previously operated an integrated blast furnace and an electric arc furnace in Lorain, Ohio and a rolling mill in Lackawanna, New York. In August 2023, Republic Steel announced the cessation of its operations, including its steel mill in Canton and Lorain, Ohio and its rolling mill in Lackawanna, New York, all of which remain idled as of the date of this report.

As long as our facilities are not operating at full capacity, we can allocate production based on the relative cost of basic inputs (scrap metal and electricity) to the facility where production costs would be the lowest. Our production facilities are designed to permit the rapid changeover from one product to another. This flexibility permits us to efficiently produce small volume orders to meet customer needs and to produce varying quantities of standard product. Production runs, or campaigns, occur on four to eight weeks cycles, minimizing customer waiting time for both standard and specialized products.

We produce liquid steel using electric arc furnace, alloying elements and carbon are added, and then it is transported to continuous casters for solidification. The continuous casters produce long, square strands of steel that are cut into billet and transferred to the rolling mills for further processing or, in some cases, sold to other steel producers. In the rolling mills, the billet is reheated in a walking beam furnace with preheating burners, passed through a rolling mill for size reduction and conformed into final sections and sizes. The shapes are then cut into a variety of lengths. Our facility in Canton, Ohio, is capable of producing billets and blooms.

Mini-mill plants typically produce certain steel products more efficiently because of the lower energy requirements resulting from their smaller size and because of their use of ferrous scrap. Mini-mills are designed to provide shorter production runs with relatively fast product changeover times.

The production levels and capacity utilization rates for our melt shops and rolling mills for the periods indicated are presented below.

Production Volume and Capacity Utilization

	Year Ended December 31,
	2025	2024	2023
	(thousands of tons)
Melt shops
Steel billet production	2,055	2,343	2,440
Annual installed capacity(1)	6,010	6,010	6,006
Effective capacity utilization	34%	39%	41%

Rolling mills
Total production	1,965	2,092	2,194
Annual installed capacity(1)	5.924	5,572	5,720
Effective capacity utilization	33%	38%	38%

(1)	Annual installed capacity is determined based on the assumption that billet of various specified diameters, width and length is produced at the melt shops or that a specified mix of rolled products are produced in the rolling mills on a continuous basis throughout the year except for periods during which operations are discontinued for routine maintenance, repairs and improvements. Amounts presented represent annual installed capacity as of December 31 for each year.

Mexican Operations and Facilities

The following table presents production by product at each of our Mexican facilities as a percentage of total production at that facility as of December 31, 2025.

Mexican Production per Facility by Product Location

Product	Guadalajara	Mexicali	Apizaco/ Cholula	San Luis	Total
	Production (%)
I-Beams	29.2%	0.0%	0.0%	0.0%	6.0%
Channels	10.8%	4.6%	0.0%	0.0%	3.0%
Angles	36.4%	4.9%	0.0%	0.0%	8.4%
Hot rolled bars (round, square and hexagonal rods)	15.3%	1.3%	53.3%	0.9%	13.3%
Rebar	0.0%	88.1%	1.2%	84.9%	53.0%
Flat bars	7.7%	1.1%	12.3%	0.0%	4.0%
Cold finished bars	0.0%	0.0%	32.20%	0.0%	5.9%
Electro-Welded wire mesh	0.0%	0.0%	0.0%	2.0%	0.9%
Wire rod	0.0%	0.0%	0.0%	10.4%	4.6%
Electro-Welded wire mesh panel	0.0%	0.0%	0.0%	1.8%	0.8%
Other	0.6%	0.0%	0.0%	0.0%	0.1%
Total	100%	100%	100%	100%	100%

Guadalajara. Our Guadalajara mini-mill facility is located in central western Mexico in the state of Jalisco which is Mexico’s second largest city. Our Guadalajara facilities and equipment include one improved electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, five reheating furnaces and three rolling mills. The Guadalajara mini-mill has an annual installed capacity of 420,000 tons of billet and an annual installed capacity of finished product of 480,000 tons. In 2025, the Guadalajara mini-mill produced 178,169 tons of steel billet and 205,555 tons of finished product, operating at 42% capacity for billet production and 42% capacity for finished product production. The Guadalajara rolling facilities process billet from our Mexicali and Apizaco mills. Our Guadalajara facility is 336 miles from Mexico City. Our Guadalajara facility mainly produces structural steel, SBQ steel, and light structural steel.

Guadalajara Mini-Mill

	As of December 31,
	2025		2024		2023
Steel sales (thousands of tons)		221		208		230
Average finished product price per ton	Ps.	18,088	Ps.	18,661	Ps.	23,656
Average scrap cost per ton		5,462		7,497		8,443
Average manufacturing conversion cost per ton of finished product(1)		5,159		4,434		4,372
Average manufacturing conversion cost per ton of billet(1)		3,130		3,069		2,940

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Mexicali. In 1993, we began operations at our mini-mill located in Mexicali, Baja California. The mini-mill is strategically located approximately 22 miles south of the California border and approximately 220 miles from Los Angeles.

Our Mexicali facilities and equipment include one electric arc furnace utilizing water-cooled sidewalls and roof, one four-strand continuous caster, one walking beam reheating furnace, one SACK rolling mill, a Linde oxygen plant and a water treatment plant. This facility has an annual installed capacity of 420,000 tons of steel billet and an annual installed capacity of finished product of 220,000 tons. Excess billet produced at the Mexicali facility is used primarily by the Guadalajara facility. This allows us to increase the utilization of the Guadalajara facility’s finishing capacity, which exceeds its production capacity. In 2025, the Mexicali mini-mill produced approximately tons 212,820 of billet and 182,570 tons of finished products, operating at 51% capacity for billet production and at 83% capacity for finished product production. Our facility is strategically located and has access to key markets in Mexico and the United States, stable public sources of scrap, electricity and a highly skilled workforce. The Mexicali mini-mill also is situated near major highways and a railroad linking the Mexicali and Guadalajara mini-mills, allowing for coordinated production at the two facilities. Our Mexicali facility mainly produces light structural steel and rebar.

Mexicali Mini-Mill

	Years Ended December 31
	2025		2024		2023
Steel sales (thousands of tons)		186		190		189
Average finished product price per ton	Ps.	14,315	Ps.	15,295	Ps.	18,834
Average scrap cost per ton		5,414		6,020		7,067
Average manufacturing conversion cost per ton of finished product(1)		3,650		3,780		4,226
Average manufacturing conversion cost per ton of billet(1)		2,625		2,646		2,835

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Apizaco mini-mills (mini-mill 1 and mini-mill 2) and Cholula facility. We have operated our Apizaco mini-mill 1 and Cholula facility since August 1, 2004 and Apizaco mini-mill 2 since July, 2018. Mini-mill 1 and 2 are located in central Mexico in Apizaco, Tlaxcala. Our Apizaco facilities and equipment include two EBT electric arc furnace utilizing water-cooled sidewalls and roof, three ladle stations, two degasification stations, two four-strand continuous casters, three walking beam reheating furnaces and three rolling mills. Mini-mill 1 has an annual installed capacity of 510,000 tons of steel billet and an annual installed capacity of finished product of 450,000 tons. In 2025, mini-mill 1 produced 11,555 tons of steel billet and 122,616 tons of finished products, operating at 2% capacity for billet production and at 27% capacity for finished product production. Mini-mill 2 has an installed capacity of 630,000 tons of steel billet and an installed capacity of finished product of 550,000 tons. In 2025, mini-mill 2 produced 247,410 tons of steel billet and 88,883 tons of finished products, operating at 39% capacity for billet production and at 39% capacity for finished product production. Our Apizaco mini-mills are less than 124 miles from Mexico City. Our Apizaco facilities mainly produce SBQ steel. Our Cholula facility is approximately 25 miles from our Apizaco facilities, which allows the integrated operations of the Apizaco mini-mills that supply finished products as raw materials to the Cholula facility. Our Cholula facilities and equipment include cold drawing and turning machines for peeling bars. This facility has an annual installed capacity of finished product of 72,000 tons. In 2025, the Cholula facility produced 65,540 tons of finished products, at 91% capacity. Our Cholula facility mainly produces cold finished SBQ steel.

Apizaco Mini-Mills and Cholula Facility

	Years Ended December 31,
	2025		2024		2023
Steel sales (thousands of tons)		191		237		243
Average finished product price per ton	Ps.	23,866	Ps.	22,430	Ps.	23,524
Average scrap cost per ton		6,321		7,739		8,444
Average manufacturing conversion cost per ton of finished product(1)		7,420		6,563		7,095
Average manufacturing conversion cost per ton of billet(1)		3,764		4,533		4,732

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

San Luis Potosí Operations and Facilities. We have operated our San Luis facilities since we acquired them on May 30, 2008. The facilities are located in central Mexico in the city of San Luis Potosí, in the state of San Luis Potosí. Our San Luis facilities and equipment include four electric arc furnaces, three continuous casters, three reheating furnaces, two rebar rolling mills and one wire rod rolling mill. As of December 31, 2025, these facilities had an annual installed capacity of 614,000 tons of billet and 982,000 tons of finished product. In 2025, the San Luis facilities produced 428,496 tons of steel billet and 417,012 tons of finished product, operating at 70% capacity for billet production and 42% capacity for finished product production. Our San Luis facilities mainly produce rebar and wire rod.

The following table sets forth, for the periods indicated selected operating data for our San Luis facilities.

	Years Ended December 31,
	2025		2024		2023
Steel sales (thousands of tons)		470		486		541
Average finished product price per ton	Ps.	14,830	Ps.	15,280	Ps.	18,607
Average scrap cost per ton		6,176		7,467		8,583
Average manufacturing conversion cost per ton of finished product(1)		3,223		3,037		3,102
Average manufacturing conversion cost per ton of billet(1)		2,456		2,320		2,373

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss

The following table sets forth, for the periods Indicated selected operating data for our Republic Steel facilities.

	Years Ended December 31,
	2025		2024		2023
Steel sales (thousands of tons)		1		3		83
Average finished product price per ton	Ps.	34,936	Ps.	25,983	Ps.	29, 215
Average scrap cost per ton		-		-		9,100
Average manufacturing conversion cost per ton of finished product(1)		-		-		26,901
Average manufacturing conversion cost per ton of billet(1)		-		-		10,694

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

Lorain, Ohio. The Lorain facility operated is an integrated steel mill. It has a blast furnace, two 220-ton basic oxygen furnaces, a 150-ton electric arc furnace, two ladle metallurgy facilities, a vacuum degasser, a five-strand continuous bloom caster, a six-strand billet caster, a billet rolling mill and two bar rolling mills. As of December 31, 2025, the facility had an annual installed capacity of 1,049,000 tons of steel billet and 900,000 tons of finished product. This facility has been idled since 2023 and did not produce any steel billet or finished products in 2025, 2024 or 2023.

Canton, Ohio. This facility primarily produced SBQ steel and included two 200-ton electric arc furnaces, a 5-strand bloom/billet caster, two ladle metallurgical furnaces, two vacuum degassers, and two slag rakes. Additional equipment included an inline rolling mill, billet grinders, a saw line, and a QVL inspection line. As of December 31, 2025, it had an annual installed capacity of 1,247,000 tons of steel billet. In 2023, it produced 85,059 tons of semi-finished products, operating at 7% capacity. The facility ceased operations in August 2023 and has remained non-operational since then.

Lackawanna, New York. This facility featured a walking beam reheat furnace, a 17-stand rolling mill, a 5-stand sizing mill, and three saw lines. It produced hot-rolled bars and had an annual installed capacity of 720,000 tons as of December 31, 2025. In 2023, it produced 62,873 tons, operating at 9% of capacity. It ceased operations in August 2023 and has remained non-operational since then.

Massillon, Ohio. This cold-finishing facility included equipment for drawing, turning, grinding, straightening and sawing SBQ steel. As of December 31, 2023, it had an annual capacity of 138,000 tons. In 2023, it produced 8,600 tons of cold-finished bars, operating at 6% capacity. This facility ceased operations in August 2023 and has remained non-operational since then.

Solon, Ohio. Acquired in 2011, this plant produced wire products. As of December 31, 2023, it had an installed capacity of 72,000 tons of wire. It produced no finished product in 2023. This facility ceased operations in August 2023 and has remained non-operational since then.

Brazil.

We have four plants in Brazil: two mini-mills, rebar and wire-rod rolling mills in Pindamonhangaba, São Paulo, a mini-mill in Cariacica, Espirito Santo and rolling and finishing facilities in Itauna, Minas Gerais. Our plant located in Pindamonhangaba, State of Sao Paulo, is 87 miles from the city of Sao Paulo, and is 218 miles from Rio de Janeiro. Our Pindamonhangaba facility and equipment includes two electric arc furnaces and two rebar and wire rod rolling mills. Our facility in Pindamonhangaba began operations in July 2015 and currently produces rebar, while the plants in Cariacica and Itauna were acquired in August 2018, and include an electric arc furnace and two rebar and wire rod rolling mills. As of December 31, 2025, our plants in Pindamonhangaba had installed capacity to produce 520,000 tons of billet and 750,000 tons of finished product per year. In 2025, our plant in Pindamonhangaba produced 507,959 tons of billet and 555,458 tons of finished product, operating at 98% of its capacity for billet and 74% capacity for finished product. Our plant in Cariacica had installed capacity to produce 600,000 tons of billet and 450,000 tons of finished product. In 2025, our plant in Cariacica produced 468,076 tons of billet and 269,407 tons of finished product, operating at 78% of its capacity for billet and 76% capacity for finished product. The plant in Itauna had installed capacity to produce 140,000 tons of finished product. In 2025, our plant in Itauna produced 123,233 tons of finished product, operating at 88% capacity for finished product.

In 2025, our plants in Brazil produced 976,035 tons of billet and 942,415 tons of finished product, operating at 87% of its billet capacity and 71% capacity for finished product.

The following table sets forth, for the period indicated, selected operating data for our Brazil facilities.

	Years Ended December 31,
	2025		2024		2023
Steel sales (thousands of tons)		864		931		890
Average finished product price per ton	Ps.	13,978	Ps.	15,073	Ps.	15,664
Average scrap cost per ton		5,634		6,599		6,776
Average manufacturing conversion cost per ton of finished product(1)		3,972		3,754		3,992
Average manufacturing conversion cost per ton of billet(1)		2,489		2,706		2,704

(1)	Manufacturing conversion cost is defined as all production costs excluding the cost of scrap and related yield loss.

The following table shows the products that we produce, the equipment that we use and the volume that we produce in each of our separate production facilities:

Production per Facility by Product, Equipment and Volume

Location	Product	Equipment	Finished Product 2025 Annual Production Volume (tons)	Finished Product Annual Installed Capacity (tons)
Guadalajara	I-Beams, Channels, Angles, Hot rolled bars, Flat bars.	Electric arc furnace with continuous caster, rolling mill and bar processing lines.	205,555	480,000

Mexicali	Angles, Rebar, Channels, Hot rolled bars.	Electric arc furnace with continuous caster and rolling mills.	182,570	220,000

Apizaco and Cholula	SBQ.	Electric arc furnace with vacuum tank degasser, continuous caster, rolling mills, cold drawn and bar turning equipment.	211,499	1,072,000

San Luis Potosí	Rebar, Wire rod, Electro-Welded wire mesh, Electro-Welded wire mesh panel, Hot rolled bars.	Electric arc furnaces, with continuous casters, rolling mills, wire rod rolling mill, pickling line, wire drawing machines and electrowelders.	417,012	982,000

Lorain	SBQ.	Electric arc furnace, blast furnace, vacuum tank degasser, continuous caster, and rolling mills.	0	900,000

Canton	SBQ.	Electric arc furnace, vacuum tank degasser and continuous caster.	0	0

Lackawanna	SBQ.	Rolling mill and wire rod rolling mill.	0	720,000

Massillon	SBQ.	Cold drawn, bar turning and heat treating equipment.	0	138,000

Solon	SBQ.	Equipment to clean and coat, draw, and anneal wire.	0	72,000

Brazil	Rebar, Angles, Hot rolled bars and Flat bars.	Electric arc furnaces, with continuous casters with rolling mills and wire rod rolling mill.	948,098	1,340,000

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

A. Operating Results

Overview

We are producers of SBQ, rebar and structural steel products. Accordingly, our net sales and profitability are highly dependent on market conditions in the steel industry, which is greatly influenced by general economic conditions in North America and globally. Demand, production levels and prices in certain segments and markets have fluctuated in recent years, and the extent, timing and sustainability of any recovery in pricing and demand levels remains uncertain. In 2025, net revenue from sales of SBQ products decreased by 12.48% compared to 2024. In 2024, the total decrease in net revenue from sales of SBQ products compared to 2023 was 36.10%.

The decline in production volumes in 2025 and 2024 reflects continued contraction in the Mexican steel industry, combined with demand fluctuations across the automotive, construction, and manufacturing end-use sectors. According to data published by INEGI, the average monthly production value of Mexico’s iron and steel industry was Ps. 10,537 million in 2025, compared to Ps. 11,725 million in 2024 and Ps.20,290 million in 2023.

As a result of the significant competition in the steel industry and the commodity-like nature of some of our products, we have limited pricing power over many of our products. The North American and global steel markets influence finished steel product prices. Nevertheless, many of our products are SBQ products for which competition is limited, and, therefore, these products tend to generate somewhat higher margins compared with our commercial steel products. We attempt to adjust the mix of our product output toward higher margin products to the extent that we are able to do so, and we also adjust our overall product levels based on the product demand.

We focus on controlling our cost of sales as well as our selling, general and administrative expenses. Our cost of sales largely consists of the costs of acquiring the raw materials necessary to manufacture steel, primarily scrap metal and ferroalloys. Market supply and demand generally determine scrap prices, and, as a result, we have limited ability to influence their cost or the costs of other raw materials, including energy costs. There is a correlation between the prices of scrap and iron ore and finished product prices, although the degree and timing of this correlation vary from time to time, so we may not always be able to fully pass along scrap and other raw material price increases to our customers. Therefore, our ability to decrease our cost of sales as a percentage of net sales is largely dependent on increasing our productivity. Our ability to control selling, general and administrative expenses, which do not correlate to net sales as closely as cost of sales do, is a key element of our profitability. Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality.

Sales Volume, Price and Cost Data, 2025 – 2023.

	Year ended December 31,
	2025	2024	2023
Shipments (thousands of tons)	1,933	2,056	2,176
Guadalajara and Mexicali	407	399	419
Apizaco and Cholula	191	237	243
San Luis Potosí	470	486	541
Republic Steel facilities	1	3	83
Brazil	864	931	890

Net sales (Ps. millions)	30,291	33,658	41,139
Guadalajara and Mexicali	6,669	6,800	8,991
Apizaco and Cholula	4,552	5,306	5,723
San Luis Potosí	6,963	7,431	10,064
Republic Steel facilities	29	85	2,417
Brazil	12,078	14,036	13,944

Cost of sales (Ps. millions)	22,783	26,033	31,100
Guadalajara and Mexicali	4,758	4,816	6,091
Apizaco and Cholula	3,781	4,382	4,741
San Luis Potosí	5,663	5,970	7,105
Republic Steel facilities	116	213	3,399
Brazil	8,465	10,652	9,764

Average price per ton (Ps.)	15,673	16,370	18,909
Guadalajara and Mexicali	16,364	17,054	21,481
Apizaco and Cholula	23,866	22,430	23,524
San Luis Potosí	14,830	15,280	18,607
Republic Steel facilities	34,936	25,983	29,215
Brazil	13,978	15,073	15,664

Average cost per ton (Ps.)	11,786	12,662	14,292
Guadalajara and Mexicali	11,690	12,068	14,537
Apizaco and Cholula	19,796	18,489	19,510
San Luis Potosí	12,049	12,284	13,133
Republic Steel facilities	116,000	70,924	40,952
Brazil	9,797	11,441	10,971

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

Our results of operations depend largely on macroeconomic conditions in North and South America. Historically, there has been a strong correlation between the annual rate of steel consumption and the annual change in GDP in the Mexican, Brazilian and United States of America markets.

We sell our steel products to the automotive, construction, manufacturing, and other related industries. These industries are generally cyclical, and their demand for steel is impacted by the stage of their industry market cycles and the country’s economic performance. Mexico’s GDP in 2025 increased by 0.6% (according to final figures of the INEGI) and in 2024 increased by 1.2%. The U.S. GDP increased 2.1% in 2025 (according to final figures of the U.S. Department of Commerce) and increased 2.8% in 2024. In 2025, Brazil’s GDP growth was expected to slow to 2.3%, down from 3.4% in 2024 according to figures of the Brazilian Institute of Geography and Statistics. Deterioration in economic conditions in the countries in which we operate is likely to adversely affect our results of operation.

Our results are affected by international steel prices and trends in the global steel industry.

Steel prices are generally set by reference to world steel prices, which are determined by global supply and demand trends. Our average steel price decreased approximately 4% in 2025 compared to 2024. Our average steel price decreased approximately 13% in 2024 compared to 2023.

During the last two decades the steel industry has been consolidating. Consolidation has enabled steel companies to lower their production costs and allowed for more stringent supply-side discipline, including through selective capacity closures or idling. Consolidation may result in increased competition and could adversely affect our results.

Our results are affected by competition from imports.

Our ability to sell our products is influenced, to a certain degree, by global trade for steel products, particularly trends in imports of steel products into the Mexican, Brazilian and U.S. markets. During 2025, the Mexican government, at the request of CANACERO, implemented several measures to prevent unfair trade practices such as dumping in the steel import market. These measures include initiating anti-dumping and countervailing duty proceedings, temporarily increasing import tariffs for countries with which Mexico does not have free trade agreements. In 2025, imports to Mexico in tons decreased 15.8% compared to 2024 according to information of CANACERO. In 2024, imports to Mexico in tons decreased 0.3% compared to 2023 according to information of CANACERO.

Foreign producers typically have lower labor costs, and in some cases are owned, controlled or subsidized by their governments, allowing production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions.

Our results are affected by the cost of raw materials and energy.

We purchase substantial quantities of raw materials, including scrap metal, and ferroalloys for use in the production of our steel products. The availability and price of these inputs vary according to general market and economic conditions and thus are influenced by industry cycles. For example, prices of scrap metal decreased 14% in 2025, decreased by 13% in 2024 and decreased by 9% in 2023; and prices of ferroalloys decreased approximately 5% in 2025, decreased approximately 22% in 2024 and decreased approximately 22% in 2023.

In addition to raw materials, electricity and natural gas are both relevant components of our cost structure. We purchase electricity and natural gas at prevailing market prices in Mexico and Brazil. These prices are impacted by general demand and supply for energy in Brazil and Mexico as economic activity fueled energy demand and the supply and price of oil was impacted by geopolitical events. Natural gas and electricity prices in Brazil and Mexico have remained highly volatile. Prices for electricity decreased 7.25% in 2025, decreased 0.05% in 2024, and increased 5.3% in 2023; and prices for natural gas increased 63.5% in 2025, decreased 22.8% in 2024 and increased 56.2% in 2023.

If inflation rates in Mexico and Brazil rise significantly, our costs may increase and the demand for our services may decrease.

Mexico and Brazil has historically experienced high annual rates of inflation. Mexico’s inflation, as measured by changes in the Mexican national consumer price index (Índice Nacional de Precios al Consumidor) published by the INEGI was 3.6% in 2025, 4.2% in 2024 and 4.6% in 2023, inflation in Brazil is officially published by the IBGE (Instituto Brasileño de Geografia y Estadistica). The IBGE is the government agency responsible for calculating and publishing the IPCA (Broad Consumer Price Index) monthly, which is the official inflation indicator used by the Brazilian government, was 3.9% in 2025, 4.8% in 2024 and 3.7% in 2023. High inflation rates could adversely affect our business and results of operations by increasing certain costs, such as the labor costs of our Mexican facilities, beyond levels that we could pass on to our customers and reducing consumer purchasing power, thereby adversely affecting demand for our products.

Depreciation of the Mexican peso relative to the U.S. dollar, as well as the reinstatement of exchange controls and restrictions, could adversely affect our financial performance.

Depreciation of the Mexican peso relative to the U.S. dollar may negatively affect our results of operations. According to the Mexican Central Bank (Banco de México), the appreciation of the Mexican peso relative to the U.S. dollar in 2025 was 12.47%. The exchange rate at December 31, 2025 was 17.9528 compared to 20.5103 at December 31, 2024. The exchange rate at December 31, 2023 was 16.8935. The exchange rate of the peso against the dollar as of April 30, 2026, was 17.4948 pesos per dollar.

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

We conduct business in three principal business segments which are organized on a geographical basis:

●	our Mexican segment represents the results of our operations in Mexico, including our plants in Mexicali, Guadalajara, Tlaxcala and San Luis Potosí;

●	our U.S. segment historically represented the results of operations of Republic, including its plants located in the United States and Canada. Following the cessation of our U.S. operations in 2023, the segment no longer includes production activity but continues to be reported separately due to ongoing expenses associated with the former U.S. operations. As such, the U.S. segment is not currently active but remains distinct from our other segments. This treatment may be revised in the future; and

●	our Brazil segment represents the results of our operations in four plants located in Brazil, one of which started operations in June 2015 and two of which started to consolidate operations in May 2018; the fourth facility started rolling operations in late 2025.

The following information shows other results by segment

	For the year ended December 31, 2025
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	$18,184,778	28,997	12,077,629		30,291,404
Cost of sales	(14,201,867)	(116,098)	(8,465,386)		(22,783,351)
Gross profit (loss)	3,982,911	(87,101)	3,612,243		7,508,053
Operating expenses	(1,223,934)	(419,665)	(1,185,853)		(2,829,452)
Other (expense) income, net	(6,595)	295,135	237,948		526,488
Interest income	1,202,487	0	16,766		1,219,253
Interest expense	981	(6,011)	(105,813)		(110,843)
Exchange gain (loss), net	(3,573,739)	(32,762)	139,165	(139,165)	(3,606,501)
Income (loss) before income tax	382,111	(250,404)	2,714,456	(139,165)	2,706,998
Income tax	899,435	(40,188)	352,587		1,211,834
Net (loss) income	$(517,324)	(210,216)	2,361,869	(139,165)	1,495,164

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	573,416	188,838	320,013		1,082,267
Total assets	51,752,152	5,773,480	17,907,272	(4,154,012)	71,278,892
Total liabilities	7,113,318	2,873,062	6,212,674	(4,154,012)	12,045,042
Additions of property, plant and equipment, net	838,066	-	2,053,462		2,891,528

	For the year ended December 31, 2024
	Mexico	United States	Brazil	Operations between Segments	Total
	(in thousands of pesos)
Net sales	$19,529,921	$92,215	$14,035,536		$33,657,672
Cost of sales	(15,168,258)	(212,771)	(10,651,722)		(26,032,751)
Gross profit (loss)	4,361,663	(120,556)	3,383,814		7,624,921
Operating expenses	(996,915)	(477,245)	(1,128,351)		(2,602,511)
Other (expense) income, net	329,915	(750,518)	699,286		278,683
Interest income	1,686,870	0	0		1,686,870
Interest expense	1,972	(5,705)	(422,358)	422,358	(3,733)
Exchange gain (loss), net	5,557,126	(737)	227,122	(227,122)	5,556,389
Income (loss) before income tax	10,940,631	(1,354,761)	2,759,513	195,236	12,540,619
Income tax	1,135,674	(81,401)	1,005,850		2,060,123
Net (loss) income	$9,804,957	(1,273,360)	$1,753,663	$195,236	$10,480,496

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	$623,556	$179,732	$263,094		$1,066,382
Total assets	50,325,892	9,708,618	17,699,144	(4,435,253)	73,298,401
Total liabilities	4,192,751	6,168,335	8,130,556	(4,435,253)	14,056,389
Additions of property, plant and equipment, net	194,940	(695)	1,932,717	—	2,126,962

	For the year ended December 31, 2023
	Mexico	United States	Brazil	Operations between Segments	Total
	in thousands of pesos)
Net sales	24,777,369	2,417,219	13,944,660	—	41,139,248
Cost of sales	(17,937.267)	(3,398,928)	(9,763,911)	—	(31,100,106)
Gross profit (loss)	6,840,102	(981,709)	4,180,749	—	10,039,142
Operating expenses	(970,482)	(291,552)	(1,055,024)		(2,317,058)
Other (expense) income, net	16,319	(309,117)	173,252		(119,546
Interest income	931,866	82,224	—	(82,224)	931,866
Interest expense	(89,293)	(146,592)	(122,921)	269,513	(89,293)
Exchange gain (loss), net	(2,430,781)	(219)	(181,424)	181,424	(2,431,000)
Income (loss) before income tax	4,297,731	(1,646,965)	2,994,632	368,713	6,014,111
Income tax	1,234,278	(144,630)	650,350	—	1,739,998
Net (loss) income	3,063,453	(1,502,335)	2,344,282	368,713	4,274,113

Other Data	Mexico	United States	Brazil	Operations between Segments	Total
Depreciation and amortization	618,445	155,794	261,005	—	1,035,244
Total assets	43,890,081	9,069,596	18,203,408	(4,375,473)	66,787,612
Total liabilities	6,912,766	4,602,653	9,842,201	(4,375,473)	16,982,147
Additions of property, plant and equipment, net	210,422	(350,360)	2,632,611	—	2,492,673

GOODWILL AND INTANGIBLE ASSETS BY REPORTABLE SEGMENT

(in thousands of pesos)

The balances as of December 31, 2025, 2024 and 2023 are as follows:

	2025				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$96,700	$		$96,700	*
Customers list	77,852		77,852	0	20
Total from Republic (1)	174,552		77,852	96,700

Customers list	2,205,700		2,205,700	0	9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,524,012		2,283,552	2,240,460
Other assets	20,486			20,486
	$4,544,498		$2,283,552	$2,260,946

	2024				Amortization
Assets	Original Value	Accumulated Amortization		Net	period (years)
Republic trade mark	$110,476	$		$110,476	*
Customers list	67,442		67,442	0	20
Total from Republic (1)	177,918		67,442	110,476

Customers list	2,205,700		2,205,700	0	9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,527,378		2,273,142	2,254,236
Other assets	8,369			8,369
	$4,535,747		$2,273,142	$2,262,605

	2023				Amortization
Assets	Original Value	Accumulated Amortization		Net	period (years)
Republic trade mark	$90,995	$		$90,995	*
Customers list	55,549		55,549	0	20
Total from Republic (1)	146,544		55,549	90,995

Customers list	2,205,700		2,205,700	0	9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,496,004		2,261,249	2,234,755
Other assets	63,326		0	63,326
	$4,559,330		$2,261,249	$2,298,081

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income for the years ended December 31, 2025, 2024 and 2023, amounted to $10,410 $ 11,893 and 7,344 respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net

Balance as of December 31, 2023	$4,559,330	$(2,261,249)	$2,298,081
Additions	11,893	(11,893)	0
Cancellations	(35,476)		(35,476)

Balance as of December 31, 2024	$4,535,747	$(2,273,142)	$2,262,605
Additions	10,410	(10,410)	0
Cancellations	(1,659)		(1,659)
Balance as of December 31, 2025	$4,544,498	$(2,283,552)	$2,260,946

Our net sales by product during the years ended December 31 2025, 2024 and 2023 were as follows:

SALES BY PRODUCT
(in thousands of pesos)

	2025	2024	2023
Light structural	1,687,324	2,021,991	2,182,665
Structural	4,191,561	4,076,639	4,983,426
Bars	2,599,381	2,940,989	3,265,897
Rebar	14,094,801	15,192,976	18,192,586
Flat bar	2,002,385	3,039,653	3,023,550
Hot rolled bars	2,406,171	2,509,482	4,743,970
Cold drawn bars	1,702,133	1,640,589	2,105,625
Other	1,607,648	2,235,353	2,641,529
Total	30,291,404	33,657,672	41,139,248

Our net sales by country or region during 2025, 2024 and 2023 are as follows:

SALES BY COUNTRY OR REGION
(in thousands of pesos)

	2025	2024	2023
Mexico	17,056,774	18,269,580	24,324,934
United States	1,150,048	1,393,853	2,824,476
Brazil	12,058,482	13,959,317	13,884,152
Canada	671	0	0
Argentina	14,737	0	13,432
Bolivia	4,993	20,731	35,210
Guatemala	4,541	899	6,187
Paraguay	1,158	1,923	34,843
Jamaica	0	470	0
Belgium	0	10,776	16,014
Germany	0	123	0
Total	30,291,404	33,657,672	41,139,248

Consolidated Statements of Comprehensive Income

Comparison for the Years Ended December 31, 2025 and 2024

Net sales

Net sales decreased by 10%, to Ps. 30,291 million in 2025, compared to Ps. 33,658 million in 2024. This decrease was mainly attributable to a 4% decline in the average price per ton of steel products, as well as lower volume sales in 2025 compared to 2024. Total sales outside Mexico decreased by 14%, to Ps. 13,234 million in 2025, compared with Ps. 15,388 million in 2024. Total sales in Mexico decreased 7%, from Ps. 18,270 million in 2024 to Ps. 17,057 million in 2025.

Shipments of finished steel products decreased 6% to 1.933 million tons in 2025, compared with 2.056 million tons in 2024. Total sales volume of finished steel products outside Mexico decreased 8% to 0.914 million tons in 2025, compared with 0.993 million tons in 2024, while total sales volume in Mexico decreased 4% to 1.019 million tons in 2025, compared with 1.063 million tons in 2024.

Cost of sales

Cost of sales decreased 12%, from Ps. 26,033 million in 2024 to Ps. 22,783 million in 2025, primarily due to lower volume of steel tons sold. Cost of sales as a percentage of net sales was 75% in 2025 and 77% in 2024. Hourly wages at our Mexican operations were approximately U.S.$ 3.0 per hour (Ps. 54) in 2025 and U.S.$2.78 per hour (Ps. 57) in 2024.

Gross profit

Gross profit was Ps. 7,508 million in 2025, compared to Ps. 7,625 million in 2024. The decrease in gross profit was primarily attributable to a reduction of 6% tons in finished steel product shipments and a 4% decline in the average selling price of steel products. Gross Profit as a percentage of net sales represented 25% in 2025 and 23% in 2024.

Operating expenses

Selling administrative and general expenses (including depreciation and amortization) increased by 9%, to Ps. 2,829 million in 2025, compared with Ps. 2,603 million in 2024. This increase was primarily attributable to higher depreciation charges in Brazil due to the ongoing capital investment program, partially offset by lower wind-down expenses at Republic Steel. Operating expenses as a percentage of net sales were 9% and 8% in 2025 and 2024, respectively.

Other expenses (income), net

We recorded other income, net, of Ps. 526 million in 2025, compared to other income, net, of Ps. 279 million in 2024. Other income, net in 2025 primarily reflected gains on sales of fixed assets at Republic Steel (Ps. 213 million), revenues from sales of electric energy in Brazil (Ps. 229 million) and recoveries of tax benefits (Ps. 100 million). Other income, net in 2024 primarily reflected the reversal of tax provisions.

Interest income

We recognized interest income of Ps. 1,219 million in 2025, compared with Ps. 1,687 million in 2024. The decrease in interest income was primarily attributable to lower interest rates.

Interest expense

We recognized interest expense of Ps. 111 million in 2025, compared with Ps. 4 million in 2024. The increase was primarily attributable to fees in letters of credit and other financing arrangements.

Foreign exchange loss (gain)

Foreign exchange gains and losses arise from monetary items denominated in currencies other than the functional currency of our subsidiaries. At each reporting date, monetary assets and liabilities denominated in foreign currency are converted to the closing exchange rate, with resulting differences recognized in profit or loss. The Company maintains a net monetary asset position in U.S. dollars; accordingly, a depreciation of the Mexican peso against the U.S. dollar generates a foreign exchange gain, while an appreciation of the peso generates a foreign exchange loss. As published by Banco de México, the peso/dollar exchange rate was Ps. 17.95 at December 31, 2025, compared to Ps. 20.51 at December 31, 2024 and Ps. 16.89 at December 31, 2023.

We recognized a foreign exchange loss of Ps. 3,607 million in 2025, compared to a foreign exchange gain of Ps. 5,556 million in 2024. The change was primarily attributable to a 14% appreciation of the Mexican peso against the U.S. dollar in 2025.

Income tax

In 2025, we recognized an income tax provision of Ps. 1,212 million, which included a current income tax provision of Ps. 1,265 million, and income of deferred tax of Ps. 53 million. In 2024, we recognized an income tax provision of Ps. 2,060 million, which included a current income tax provision of Ps. 2,353 million, and income of deferred tax of Ps. 293 million.

Effective income tax rates for 2025 and 2024 were 44% and 16%, respectively, compared to 28% in 2023. The increase in the effective tax rate in 2025 relative to 2024 was primarily due to the effect of the appreciation of the Mexican peso against the U.S. dollar on the Company’s Mexican dollar-denominated investments and intercompany positions. Under Mexican tax law, certain foreign currency conversion effects do not have tax consequences, which increased the effective rate. The 2025 rate is not necessarily indicative of future effective tax rates, as it was significantly influenced by the magnitude of the Mexican peso appreciation during the period.

Net income (loss)

We reported net income of Ps. 1,495 million in 2025, compared to net income of Ps. 10,480 million in 2024. Net income for 2025, as compared to 2024, was primarily attributable to (i) a 4% decrease in the average selling price of steel products sold, (ii) a foreign exchange loss of Ps. 3,607 million in 2025, compared to a foreign exchange gain of Ps. 5,556 million in 2024, and (iii) a 6% decrease in tons of steel products shipped.

Mexico Segment
Comparison of the years ended December 31, 2025 and 2024

Net sales

Net sales decreased by 7% to Ps. 18,185 million in 2025, compared with Ps. 19,530 million in 2024. This decrease was primarily attributable to a 4% decline in the average selling price per ton of steel products in 2025 compared to 2024. Shipments of finished steel products decreased by 5% to 1.068 million tons in 2025, compared to 1,122 million tons in 2024, resulting from lower demand from the automotive sector.

Cost of sales

Cost of sales decreased by 6%, from Ps. 15,168 million in 2024 to Ps. 14,202 million in 2025. This decrease was primarily attributable to a 5% reduction in tons of steel products shipped. As a percentage of net sales, our cost of sales was 78% in 2025, compared to 78% in 2024.

Gross profit

Gross profit decreased by 9% to Ps. 3,983 million in 2025, compared to Ps. 4,362 million in 2024. This decrease was primarily attributable to (i) a 4% decline in the average selling price of steel products sold and (ii) a 5% decrease in tons of steel products shipped. As a percentage of net sales, our gross margin was 22% in 2025, the same as in 2024.

Operating expenses

Operating expenses (including depreciation and amortization) increased by 23% to Ps. 1,224 million in 2025, compared to Ps. 997 million in 2024. The increase was primarily attributable to administrative expenses and plant maintenance expenses. Operating expenses as a percentage of net sales were 7% in 2025, compared to 5% in 2024. Depreciation and amortization expenses amounted Ps. 573 million in 2025, compared to Ps. 624 million in 2024.

Other expenses (income), net

We recorded other expenses, net, of Ps. 7 million in 2025, compared to other income, net, of Ps. 330 million in 2024. The variance was primarily due to the recovery of the allowance for doubtful accounts in 2024.

Interest income

We recognized interest income of Ps. 1,202 million in 2025, compared to Ps. 1,687 million in 2024. The decrease in interest income was primarily attributable to lower interest rates.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of Ps. 3,574 million in 2025, compared to a foreign exchange income of Ps. 5,557 million in 2024. The change was primarily attributable to an appreciation of the Mexican peso against the U.S. dollar in 2025 of 14%.

Income tax

In 2025, we recognized an income tax provision of Ps. 899 million, which included current income tax expense of Ps. 982 million and income of deferred tax of Ps. 83 million. In 2024, we recognized an income tax provision of Ps. 1,136 million, which included current income tax expense of Ps. 1,240 million and income of deferred tax of Ps. 104 million. Under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), the statutory tax rate applicable for 2025 and subsequent years is 30%.

Net income

We reported net loss of Ps. 517 million in 2025, compared to net income of Ps. 9,805 million in 2024. This variation was primarily attributable to (i) a 4% decrease in the average selling price of steel products sold, (ii) a foreign exchange loss of Ps. 3,574 million in 2025, compared to a foreign exchange gain of Ps. 5,557 million in 2024, and (iii) a 5% decrease in tons of steel products shipped.

U.S. Segment
Comparison of the years ended December 31, 2025 and 2024

Net sales

Net sales for the U.S. segment were Ps. 29 million in 2025, compared to Ps. 92 million in 2024. Republic Steel ceased all production activities in August 2023, and the U.S. segment has not been operational since then. The reduction is attributable to a cessation of operational activity.

Cost of sales

Our cost of sales was Ps. 116 million in 2025, compared to Ps. 213 million in 2024.

Gross loss

The U.S. segment recorded a gross loss of Ps. 87 million in 2025, compared to a gross loss of Ps. 121 million in 2024.

Operating expenses

Our operating expenses were Ps. 420 million in 2025, compared to Ps. 477 million in 2024. The decrease was primarily attributable to lower legal and professional fees related to the wind-down / ongoing environmental compliance costs at idle facilities.

Other expenses (income), net

We recorded other income, net, of Ps. 295 million in 2025, compared to other expenses, net, of Ps. 751 million in 2024. Other income, net in 2025 primarily reflected gains on sales of fixed assets at Republic Steel (Ps. 213 million). The 2024 amount primarily reflected asset write-downs and clean-up costs related to the Republic Steel cessation of operational.

Interest expense

We recognized interest expense of Ps. 6 million in 2025, compared to Ps. 6 million in 2024.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of Ps. 33 million in 2025, compared to a foreign exchange loss of Ps. 1 million in 2024.

Income tax

In 2025, we recognized an income of deferred tax of Ps. 40 million, compared to an income of deferred tax of Ps. 81 million in 2024.

Net loss

The U.S. segment reported a net loss of Ps. 210 million in 2025, compared to a net loss of Ps. 1,273 million in 2024. The losses in both periods are attributable to the ongoing costs of maintaining idled facilities and completing the wind-down of Republic Steel operations, which ceased production in August 2023.

Brazil Segment
Comparison of the years ended December 31, 2025 and 2024

Net sales

Net sales decreased 14% to Ps. 12,078 million in 2025, compared to Ps. 14,036 million in 2024. Shipments of finished steel products decreased to 864,000 tons in 2025, compared to 931,000 tons in 2024.

Cost of sales

Cost of sales decreased to Ps. 8,465 million in 2025, compared with Ps. 10,652 million in 2024. The average cost per ton of steel products sold decreased by 14% compared to 2024. Cost of sales as a percentage of net sales was 70% in 2025, compared to 76% in 2024.

Gross profit

Gross profit was Ps. 3,612 million in 2025, compared to Ps. 3,384 million in 2024. The increase was due to a better average cost, mainly due to lower scrap costs. As a percentage of net sales, our gross margin was 30% in 2025, compared to 24% in 2024.

Operating expenses

Selling, administrative and general expenses (including depreciation and amortization) were Ps. 1,186 million in 2025, compared to Ps. 1,128 million in 2024. Administrative expenses as a percentage of net sales were 10% in 2025 and 8% in 2024. Depreciation and amortization expenses amounted to Ps. 320 million in 2025, compared to Ps. 263 million in 2024.

Other expenses, net

We recorded other income, net, of Ps. 238 million in 2025, compared to other income, net, of Ps. 699 million in 2024. Other income, net in 2025 primarily reflected revenues from sales of electric energy in Brazil (Ps. 229 million).

Interest expense

We recognized interest expense of Ps. 106 million in 2025, compared to Ps. 422 million in 2024. The decrease was primarily attributable to the repayment of intercompany debt, which is eliminated in the consolidated financial statements.

Foreign exchange gain (loss)

We recorded a foreign exchange income of Ps. 139 million in 2025, compared to a foreign exchange income of Ps. 227 million in 2024. The change was primarily attributable to intercompany receivables, mainly with Republic Steel, as the Brazilian real appreciated by 11% against the U.S. dollar.

Income tax

In 2025, we recognized an income tax provision of Ps. 353 million, compared to Ps. 1,006 million in 2024. The decrease was primarily attributable to lower income from decreased production volumes.

Net income (loss)

We reported net income of Ps. 2,362 million in 2025, compared to net income of Ps. 1,754 million in 2024. The increase was primarily attributable to lower cost of sales, lower interest expense, lower income taxes and operational efficiencies.

Consolidated Statements of Comprehensive Income
Comparison of the years ended December 31, 2024 and 2023

Net sales

Net sales decreased 18% to Ps. 33,658 million in 2024, compared to Ps. 41,139 million in 2023. This decrease was primarily attributable to a 13% decline in the average sales price per ton of steel products and lower sales volumes in 2024 compared to 2023. Total sales outside Mexico decreased 8% to Ps. 15,388 million in 2024, compared to Ps. 16,814 million in 2023. Total sales in Mexico decreased 25% to Ps. 18,270 million in 2024, compared to Ps. 24,325 million in 2023.

Shipments of finished steel products decreased 6% to 2.056 million tons in 2024, compared to 2.176 million tons in 2023. Total sales volume of finished steel products outside Mexico decreased less than 1% to 0.993 million tons in 2024, compared to 0.995 million tons in 2023, while total sales volume in Mexico decreased 10% to 1.063 million tons in 2024, compared to 1.181 million tons in 2023.

Cost of sales

Cost of sales decreased by 16%, from Ps. 31,100 million in 2023 to Ps. 26,033 million in 2024, primarily due to lower sales volumes (approximately 120 thousand fewer tons of steel sold). Cost of sales as a percentage of net sales was 77% in 2024, compared to 76% in 2023.

Hourly wages in our Mexican operations were approximately U.S.$2.78 (Ps. 57) per hour in 2024 and U.S.$2.54 (Ps. 52) per hour in 2023.

Gross profit

Our gross profit was Ps. 7,625 million in 2024, compared to Ps. 10,039 million in 2023. The decrease in gross profit was primarily attributable to a reduction of approximately 120,000 tons of finished steel products shipped and a 13% decline in the average selling price of steel products sold. As a percentage of net sales, our gross margin was 23% in 2024 and 24% in 2023.

Operating expenses

Selling, administrative and general expenses (including depreciation and amortization) increased by 12% to Ps. 2,603 million in 2024, compared to Ps. 2,317 million in 2023. The increase was primarily attributable to higher expenses in the United States related to the closure of Republic Steel, increased expenses in Brazil due to higher production levels, and higher depreciation charges. Operating expenses as a percentage of net sales were 8% and 6% in 2024 and 2023, respectively.

Other expenses (income), net

We recorded other income, net, of Ps. 279 million in 2024, compared to other expenses, net, of Ps. 119 million in 2023. The change was primarily attributable to gains recognized in connection with the resolution of certain operational and accounting matters.

Interest income

We recognized interest income of Ps. 1,686 million in 2024, compared to Ps. 982 million in 2023.

Interest expense

We recognized interest expense of Ps. 4 million in 2024, compared to interest income of Ps. 89 million in 2023. The variation was primarily attributable to a significant reduction in fees from letters of credit issued for Republic Steel.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of Ps. 5,556 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023. The difference was primarily attributable to a 21% depreciation of the Mexican peso against the U.S. dollar in 2024.

Income tax

In 2024, we recognized an income tax provision of Ps. 2,060 million, which included current income tax expense of Ps. 2,353 million, and income of deferred tax of Ps. 293 million. In 2023, we recognized an income tax provision of Ps. 1,740 million, which included current income tax expense of Ps. 1,695 million and expense of deferred tax of Ps. 45 million.

Our effective income tax rates were 16% and 28% for 2024 and 2023, respectively. The decrease in the effective tax rate in 2024 was primarily due to the effect of the depreciation of the Mexican peso against the U.S. dollar on the Company’s U.S. dollar-denominated investments and intercompany positions. Under Mexican tax law, certain foreign currency conversion effects do not have tax consequences, which reduced the effective rate. The 2024 rate is not necessarily indicative of future effective tax rates, as it was significantly influenced by the magnitude of the peso’s depreciation during the period. Under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), the statutory income tax rate applicable for 2023, 2024 and subsequent years is 30.0%.

Net income (loss)

We reported net income of Ps. 10,480 million in 2024, compared to net income of Ps. 4,274 million in 2023. The increase in net income in 2024 compared to 2023 was primarily attributable to (i) a foreign exchange gain of Ps. 5,556 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023, partially offset by (ii) an 13% decrease in the average sales price of steel products and (iii) a 6% decrease in tons of steel products shipped.

Mexico Segment
Comparison of the years ended December 31, 2024 and 2023

Net sales

Net sales decreased by 21% to Ps. 19,530 million in 2024, compared to Ps. 24,777 million in 2023. The decrease was primarily attributable to a 15% decline in the average selling price per ton of steel products in 2024 compared to 2023. Shipments of finished steel products decreased by 8% to 1.122 million tons in 2024, compared to 1.213 million tons in 2023, resulting from the contraction of the domestic market.

Cost of sales

Our cost of sales decreased by 15%, to Ps. 15,168 million in 2024 from Ps. 17,937 million in 2023. The decrease was primarily attributable to a 8% reduction in tons of steel products shipped. As a percentage of net sales, cost of sales was 78% in 2024, compared to 72% in 2023.

Gross profit

Gross profit decreased 36% to Ps. 4,362 million in 2024, compared to Ps. 6,840 million in 2023. The decrease was primarily attributable to a 15% decline in the average selling price of steel products and a 8% decrease in tons of steel products shipped. As a percentage of net sales, our gross margin was 22% in 2024, compared to 28% in 2023.

Operating expenses

Operating expenses (including depreciation and amortization) increased 3% to Ps. 997 million in 2024, compared to Ps. 970 million in 2023. The increase was primarily attributable to higher administrative and maintenance expenses. Operating expenses as a percentage of net sales were 5% in 2024 and 4% in 2023. Depreciation and amortization expenses were Ps. 624 million in 2024, compared to Ps. 618 million in 2023.

Other expenses (income), net

We recorded other income, net, of Ps. 330 million in 2024, compared to other income, net, of Ps. 16 million in 2023, which reflected expenses related to changes in the allowance for doubtful accounts.

Interest income

We recognized interest income of Ps. 1,687 million in 2024, compared to Ps. 932 million in 2023. The increase in interest income was primarily attributable to higher investments.

Interest expense

We recognized interest gain of Ps. 2 million in 2024, compared to Ps. 89 million interest expense in 2023.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of Ps. 5,557 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023. The gain was primarily attributable to a 21% depreciation of the Mexican peso against the U.S. dollar in 2024.

Income tax

In 2024, we recognized an income tax provision of Ps. 1,136 million, which included current income tax expense of Ps. 1,240 million and income of deferred tax of Ps. 104 million. In 2023, we recognized an income tax provision of Ps. 1,234 million, which included current income tax expense of Ps. 1,045 million and expense of deferred tax of Ps. 189 million. Under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), the statutory tax rate applicable for 2024 and subsequent years is 30%.

Net income

We reported net income of Ps. 9,805 million in 2024, compared to net income of Ps. 3,063 million in 2023. The increase was primarily attributable to (i) a foreign exchange gain of Ps. 5,557 million in 2024, compared to a foreign exchange loss of Ps. 2,431 million in 2023, partially offset by (ii) a 15% decrease in the average selling price of steel products sold and (iii) a 8% decrease in tons of steel products shipped.

U.S. Segment
Comparison of the years ended December 31, 2024 and 2023

Net sales

Net sales for the U.S. segment were Ps. 92 million in 2024, compared to Ps. 2,417 million in 2023. Republic Steel ceased all production activities in August 2023, and the U.S. segment has had no operational activity since then. The reduction is attributable to a cessation of operational activity.

Cost of sales

Cost of sales was Ps. 213 million in 2024, compared to Ps. 3,399 million in 2023. The decrease was primarily attributable to the continued reduction in wind-down related costs following cessation of operations activity in Republic Steel in August 2023.

Gross loss

The U.S. segment recorded a gross loss of Ps. 121 million in 2024, compared to a gross loss of Ps. 982 million in 2023. The ongoing losses reflect residual costs associated with the maintenance and wind-down of idled facilities.

Operating expenses

Operating expenses were Ps. 477 million in 2024, compared to Ps. 292 million in 2023. The increase was primarily attributable to higher legal and professional fees related to the wind-down / ongoing environmental compliance costs at idled facilities.

Other expenses (income), net

We recorded other expenses, net, of Ps. 751 million in 2024, compared to other expenses of Ps. 309 million in 2023. The 2024 amount primarily reflected asset write-downs and clean-up costs related to the Republic Steel cessation of operational activity.

Interest income

We recognized interest income of Ps. 0 million in 2024, compared to Ps. 82 million in 2023.

Interest expense

We recognized interest expense of Ps. 6 million in 2024, compared to Ps.147 million in 2023.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of Ps. 1 million in 2024, compared to a minimal foreign exchange loss Ps. 0 million in 2023.

Income tax

In 2024, we recognized an income of deferred tax of Ps. 81 million, compared to an income of deferred tax of Ps. 145 million in 2023.

Net loss

The U.S. segment reported a net loss of Ps. 1,273 million in 2024, compared to a net loss of Ps. 1,502 million in 2023. The losses in both periods are attributable to the ongoing costs of maintaining idled facilities and completing the wind-down of Republic Steel operations, which ceased production in August 2023.

Brazil Segment
Comparison of the years ended December 31, 2024 and 2023

Net sales

Net sales increased 1% to Ps. 14,036 million in 2024, compared to Ps. 13,945 million in 2023. The increase was primarily attributable to higher shipments of finished steel products, which more than offset a 4% decrease in the average selling price. Shipments of finished steel products increased to 931,000 tons in 2024, compared to 890,000 tons in 2023.

Cost of sales

Cost of sales increased to Ps. 10,652 million in 2024, compared to Ps. 9,764 million in 2023. The average cost per ton of steel products sold increased by 4% compared to 2023. Cost of sales as a percentage of net sales was 76% in 2024, compared to 70% in 2023.

Gross profit

Gross profit was Ps. 3,384 million in 2024, compared to Ps. 4,181 million in 2023. The decrease was primarily attributable to a reduction in the average selling price of products shipped. As a percentage of net sales, our gross margin was 24% in 2024, compared to 30% in 2023.

Operating expenses

Operating expenses (including depreciation and amortization) were Ps. 1,128 million in 2024, compared to Ps. 1,055 million in 2023. Administrative expenses as a percentage of net sales were 8% in both 2024 and 2023. Higher administrative expenses, royalties and statutory charges increased overall administrative expenses. Depreciation and amortization expenses were Ps. 263 million in 2024, compared to Ps. 261 million in 2023.

Other income, net

We recorded other income net, of Ps. 699 million in 2024, compared to other income net, of Ps. 173 million in 2023.

Interest expense

We recognized interest expense of Ps. 422 million in 2024, compared with Ps. 123 million in 2023. The increase was primarily attributable to interest of intercompany debt, which is eliminated in the consolidated financial statements.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of Ps. 227 million in 2024, compared to a foreign exchange loss of Ps. 181 million in 2023, primarily attributable to intercompany receivables, which are eliminated in the Consolidated Financial Statements.

Income tax

In 2024, we recognized an income tax provision of Ps. 1,006 million, compared to Ps. 650 million in 2023. The increase was primarily attributable to changes in tax benefits.

Net income (loss)

We reported net income of Ps. 1,754 million in 2024, compared to net income of Ps. 2,344 million in 2023. The decrease was primarily attributable to the lower average selling price of steel products sold in 2024 compared to 2023.

B. Liquidity and Capital Resources

On December 31, 2025, our total consolidated debt was Ps. 5.4 million (U.S.$302 thousand) of 8 7/8% medium-term notes (“MTNs”) due 1998, which remained outstanding after we conducted exchange offers for the MTNs in October 1997 and August of 1998. We could not identify the holders of such MTNs at the time of the exchange offers and as a result such MTNs, which matured in 1998, have not been paid and remain outstanding.

We depend heavily on cash generated from operations as our principal source of liquidity. Other sources of liquidity have included financing made available to us by our parent company Industrias CH (primarily in the form of equity or debt, substantially all of which was subsequently converted to equity), primarily for the purpose of repaying third party indebtedness, as well as limited amounts of vendor financing. As of December 31, 2025, we had cash and cash equivalents of Ps. 28,551 million and as of December 31, 2024 we had cash and cash equivalents of Ps. 29,158 million. We believe that this amount of cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements, including our currently anticipated capital expenditures.

Our principal use of cash has generally been to fund our operating activities, to acquire businesses and to fund our capital expenditure programs. The following is a summary of cash flows for the three years ended December 31, 2025, 2024 and 2023:

Principal Cash Flows

	Years ended December 31,
	2025	2024	2023
	(millions of pesos)
Funds provided by operating activities	523	5,548	4,263
Funds used in investing activities	(887)	(278)	(1,283)
Funds used in financing activities	(227)	(130)	(243)

Our net funds provided by operations were Ps. 523 million in 2025 compared to Ps. 5,548 million in 2024. The decrease of Ps. 5,025 million in the net funds provided by operations between 2025 and 2024 was originated mainly from changes in operating income and working capital movements. We use our net funds in investing activities primarily for the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 887 million in 2025 compared to Ps. 278 million in 2024. In 2025, the acquisition of property, plant and equipment equaled Ps. 2,892 million.

Our net funds used for financing activities in 2025 were Ps. 227 million, compared to Ps. 130 million used for financing activities in 2024. In 2025, share buy-backs of Ps. 116 million, interest payments of Ps. 111 million.

Our net funds provided by operations were Ps. 5,548 million in 2024 compared to Ps. 4,263 million of net funds provided by operations in 2023, an increment of Ps. 1,285 million in the net funds provided by operations. We use our net funds in investing activities primarily to the acquisition of new facilities, property, plant and equipment and other non-current assets.

Our net funds used in investing activities were Ps. 278 million in 2024 compared to Ps. 1,283 million in 2023. In 2024 the acquisition of property, plant and equipment equaled Ps.2,127 million.

Our net funds used for financing activities in 2024 were Ps. 130 million, compared to Ps. 243 million used for financing activities in 2023. In 2024, there was an increase of Ps. 126 million in the buy-back of our own shares, and we paid interest for Ps. 4 million.

As of December 31, 2025, we have the following material commitments:

Prior to ceasing operations in August 2023, Republic leased certain equipment, office space and computer equipment under non-cancellable operating contracts. All such leases have since expired, and as of December 31, 2025, Republic has no remaining lease obligations.

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

C. Research and Development, Patents and Licenses

The San Luis Potosí facilities brands are registered with the Mexican Institute of Industrial Property (“IMPI”) for the trademarks “SAN” and “Aceros San Luis.” The trademark “Grupo Simec” is registered with the IMPI. On October 11, 2017, Simec International 6, S.A. de C.V., concluded the registration of the patent “Fabricación de Aceros de Mecanizado Fácil con Plomo en la Máquina de Colada Continua” (Manufacture of Easy Machining Steels with Lead in Continuous Casting Machine) in the IMPI.

D. Trend Information

In the first quarter of 2026, net sales increased 3% as compared to the first quarter of 2025. Sales in tons of finished steel increase less than 1% in the first quarter of 2026 as compared to the first quarter of 2025. Prices of finished products sold in the first quarter of 2026 increased by 1% as compared to the first quarter of 2025.

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

During 2022 and 2021, the Company invested in certain improvements in Republic Steel’s Lorain facility to be better prepared to reactivate the plant, with U.S.$5.5 million and U.S.$15.6 million recorded to construction-in-progress for the years ended December 31, 2022, and 2021, respectively. The construction-in-progress in the last three years amounted to U.S.$27.1 million. However, construction activities were paused as a result of the cessation of operations at the other U.S. facilities. The Company had property, plant, and equipment with a net book value of approximately U.S.$ 3.1 million (Ps.55.0 million), U.S. $2.8 million (Ps. 56.8 million) and U.S $3.5 million (Ps. 58.7 million), as of December 31, 2025, 2024, and 2023, respectively, pertaining to the Lorain, Ohio, facility, after recording an impairment charge of U.S.$130.7 million (Ps. 2,701 million) in 2015.

Management and experts conducted a further evaluation to determine if any impairment exists at the Company’s other asset groups in accordance with IFRS and determined that as of December 31, 2023 and 2025, no other asset groups were impaired based on current projections. No further impairment was considered necessary or appropriate.

As of the date of this report, management has determined that the Republic Steel facilities will remain inactive unless changes in prevailing economic conditions justify resuming operations. Management does not currently intend to sell the facilities.

Because management does not currently intend to sell the Republic Steel facilities, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) does not apply. The assets continue to be accounted for under IAS 16 (Property, Plant and Equipment), measured at cost less accumulated depreciation and any impairment recognized in accordance with IAS 36.

As discussed in Note 9 to our audited financial statements included elsewhere in this Annual Report, the Company has Ps. $1,157,556 and Ps. $1,414,703 of physical coke stock inventory as of December 31, 2025 and 2024, respectively, which the Company used as raw material to supply the blast furnace at the Lorain facility. Management periodically evaluates the potential degradation of coke inventory and determines whether it remains suitable as blast furnace feedstock or alternatively for sale to other blast furnace steel mills.

At the end of each of 2025 and 2024, the Company engaged independent valuation experts to appraise the coke inventory. The 2025 appraisal was conducted by Juan Pablo Gómez Morín Rivera and Idelfonso Acevedo Reyes of Worth Avalúos y Consultoría, and the 2024 appraisal was conducted by Jeffry Miller and Salvatore Fomma of Maynards. Each of the foregoing is an Accredited Senior Appraiser certified by the American Society of Appraisers (ASA). The appraisals determined a value of US$344 per metric ton at December 31, 2025 and US$368 per metric ton at December 31, 2024, applied to physical inventory of 187,227 metric tons. The Company has retained this inventory because management has determined that the Company’s current liquidity position does not require its disposition and that prevailing market conditions do not support a sale at prices the Company considers acceptable.

In assessing the recoverability of goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We perform an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to it carrying value. We estimate the reporting unit’s fair value based on a discounted future cash flow approach that requires estimating income from operations. In order to estimate our cash flows used in impairment computations, we considered the following:

●	our history of earnings;

●	our history of capital expenditures;

●	the remaining useful lives of our primary assets;

●	current and expected market and operating conditions; and

●	our weighted average cost of capital.

Other intangible assets are mainly comprised of trademarks. When impairment indicators exist, or at least annually for indefinite live intangibles, we determine our projected revenue streams over the estimated useful life of the asset. As of December 31, 2025 and 2024, there was no impairment charge to other intangible assets.

As of December 31, 2025, the main key assumptions used in the valuation models of the San Luis Potosí reporting unit are as follows:

●	discount rate: 12.50%; and

●	sales: we estimate an increase in sales volume of approximately 18.26% in 2026, mainly attributable to changes in domestic market conditions. After 2026, no sales increases in volume terms are considered in the valuation model. For the years after 2026 we estimate only an increase in sales prices in line with estimated inflation.

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

The reserve for environmental liabilities represents the estimated environmental remediation costs that we believe are going to incur. These estimates are based on currently available data, existing technology, the current laws and regulations and take into account the likely effects of inflation and other economic and social factors. The time in which we could incur these costs cannot be determined reliably at this time due to the absence of deadlines for remediation under the laws and regulations which apply to remediation costs will be made.

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

IFRS S1 – General Requirements for Disclosure of Sustainability-Related Financial Information

This standard requires entities to disclose material sustainability-related risks and opportunities that could reasonably be expected to affect cash flows, access to finance, or cost of capital over the short, medium or long term.

IFRS S2 – Climate-Related Disclosures

IFRS S2 focuses specifically on climate-related risks and opportunities, including both physical and transition risks that may impact an entity’s financial outlook.

Adoption in Mexico

Beginning in 2025, all listed issuers in Mexico will be required to adopt IFRS S1 and IFRS S2. The Comisión Nacional Bancaria y de Valores (CNBV) has made these standards mandatory in order to enhance transparency and align ESG disclosures with global best practices.

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

The current members of our board of directors were nominated and elected to such position at the 2025 general meeting of shareholders, as proposed by Industrias CH, held on April 27, 2026. We expect that Industrias CH will be in position to continue to elect the majority of our directors and to exercise substantial influence and control over our business and policies and to influence us to enter into transactions with Industrias CH and affiliated companies. However, our by-laws provide that at least 25% of our directors must be independent from us and our affiliates, and our board of directors has passed a resolution requiring the approval of at least two independent directors for certain transactions between us and our affiliates which are not our subsidiaries.

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

The following table sets forth the names of the members of our board of directors and the year of their initial appointment:

Name	Director Since
Rufino Vigil González	2001
Raúl Arturo Pérez Trejo	2003
Luis García Limón	2011
Rodolfo Jesús García Gómez de Parada	2001
Alfonso Barragán Galindo	2019

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

Rodolfo Jesús García Gómez de Parada. Mr. García was born in 1953. He has been a member of our board of directors since 2001, a member of our audit and corporate practices committee since 2001 and he is an independent director for purposes of Mexican law. He has been the tax advisor of Industrias CH since 1991 and also serves as member of the board of directors of a group of retail stores since 1990.

Alfonso Barragán Galindo. Mr. Barragán was born in 1953. He is an independent director for purposes of Mexican law and has been appointed to our board of directors and the Audit Committee in 2019. Mr. Barragán is a labor lawyer and since 1978 has worked at a group of self-service stores for which he is the Director of the Legal Department since 2016.

Executive Officers

The following table sets forth the names of our executive officers, their current position with us and the year of their initial appointment to that position.

Name	Position	Position Held Since
Mr. Sergio Vigil González	Chief Executive Officer	2024
Mario Moreno Cortez	Finance Coordinator	2012

Sergio Vigil González. Mr. Vigil was born in 1962. He is the chief executive officer of Industrias CH. Mr. Vigil is also the chief executive officer of the Company since July 5, 2024. Mr. Vigil is the brother of our controlling shareholder and chairman of our board of directors, Rufino Vigil González.

Mario Moreno Cortez. Mr. Moreno was born in 1968. He is currently our Finance coordinator. From 1999 to 2010, he was the general accountant within the main subsidiaries of Grupo Simec. Previously Mr. Moreno worked in various departments of the financial area within certain of our principal subsidiaries.

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

Share Ownership of Directors and Senior Management

None of our directors or executive officers directly owns any shares of Grupo Simec, S.A.B. de C.V.

B. Compensation

For the years ended December 31, 2025, 2024 and 2023, we paid no compensation to our 5 directors, and the aggregate compensation our executive officers earned was approximately Ps. 82.1 million, Ps. 63.1 million and Ps. 113.7 million, respectively. We do not provide pension, retirement or similar benefits to our directors in their capacity as directors. Our executive officers are eligible for retirement and severance benefits required by Mexican law on the same terms as all other employees, and we do not separately set aside, accrue or determine the amount of our costs that is attributable to executive officers.

C. Board Practices

As described in Item 6.A above, our board of directors is responsible for managing our business. The current members of our board of directors were elected to such position at our annual ordinary shareholders’ meeting held on April 27, 2026, for a term of one year. None of our directors or executive officers are entitled to benefits upon termination under their service contracts with us, except for what is due to them according to the Mexican Federal Labor Law (Ley Federal del Trabajo).

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

The audit and corporate practices committee is currently composed of three members. Raúl Arturo Pérez Trejo was appointed as chairman of the audit and corporate practices committee at our annual ordinary shareholders’ meeting held on April 27, 2026, and Alfonso Barragán Galindo and Rodolfo Jesús García Gómez de Parada were re-elected as members. Raúl Arturo Pérez Trejo has been ratified as the “audit committee financial expert.” In accordance with the by-laws of Grupo Simec, the Audit and Corporate Practices Committee is made up exclusively of independent directors and a minimum of 3 members. The Chairman of said Committee is appointed by the Shareholders’ Meeting, and the rest of its members may be appointed by the Board of Directors.

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

Our audit and corporate practices committee met at least quarterly in 2025.

D. Employees

As of December 31, 2025, we had 4,702 employees, 3,034 were employed at our Mexico facilities, of whom 1,638 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,647 were employed at our Brazil plants, of whom 1,503 were unionized). As of December 31, 2024, we had 4,443 employees (2,991 were employed at our Mexico facilities, of whom 1,617 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,431 were employed at our Brazil plants, of whom 1,345 were unionized). As of December 31, 2023, we had 4,260 employees (2,979 were employed at our Mexico facilities, of whom 1,615 were unionized, 21 were employed at Republic facilities, of whom 5 were unionized and 1,260 were employed at our Brazil plants, of whom 1,174 were unionized).

The unionized employees in each of our Mexican facilities are affiliated with different unions. Set forth below is the union affiliation of the employees of each of our Mexican facilities and the expiration date of the current collective bargaining agreements.

●	Guadalajara facilities: Sindicato de Trabajadores en la Industria Siderúrgica y Similares en el Estado de Jalisco. The contract expires on January 22, 2027.

●	Mexicali facilities: Sindicato de Trabajadores de la Industria Procesadora y Comercialización de Metales de Baja California. The contract expires on January 18, 2028.

●	Apizaco facilities: Sindicato Nacional de Trabajadores de Productos Metálicos, Similares y Conexos de la República Mexicana. The contract expires on September 30, 2027.

●	Cholula facilities: Sindicato Industrial “Acción y Fuerza” de Trabajadores Metalúrgicos Fundidores, Mecánicos y Conexos CROM del Estado de Puebla. The contract expires on September 30, 2027.

●	San Luis facilities: At the Aceros San Luis facility: Sindicato adherido a la CTM, the contract expires on January 31, 2028; and at the Aceros DM facility: Sindicato de Trabajadores de la Industria Metal Mecánica, Similares y Conexos del Estado de San Luis Potosí CTM, the contract expires on January 31, 2028.

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

In 2025 the Company continued to defend its position and made two payments of US $1,474,049 million each, as of the date of this annual report, there is a provision of approximate U.S. $5,397.671.

E. Share Ownership

Industrias CH and its direct wholly-owned subsidiaries currently hold approximately 76% of our series B shares. As of the date of this report, Rufino Vigil González, the chairman of our board of directors, owned, indirectly, approximately 63% of the shares of Industrias CH.

F. Recovery of Erroneously Awarded Compensation

During the fiscal year ended December 31, 2025, the Company was not required to prepare a recovery analysis in respect of any incentive-based compensation received by any of the Company’s executive officers pursuant to its Policy Relating to Recovery of Erroneously Awarded Compensation. There were no restatements of previously issued financial statements during the relevant recovery period that required recovery of incentive-based compensation, and no outstanding balances remained due from the application of such policy as of December 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 31, 2025, we had 497,709,214 shares of series B common stock outstanding. Based on information available to us, we believe that, other than as described below, our officers and directors do not beneficially own directly any series B shares or ADSs. Accordingly, on an individual basis, and as a group, our directors and executive officers beneficially owned directly less than one percent of any class of our shares. None of our directors or officers holds any options to purchase series B shares, ADSs or preferred shares.

Industrias CH and its direct wholly-owned subsidiaries currently indirectly hold approximately 76% of our series B shares. As of the date of this report, Rufino Vigil González, the chairman of our board of directors, owned, indirectly, approximately 63% of Industrias CH.

Our major shareholders do not have voting rights different from the rights of our other shareholders.

The following table shows the ownership of our series B shares as of December 31, 2025.

Name of Shareholder	Number of shares owned	% of shares owned
Industrias CH, S.A.B. de C.V	275,369,337	55.33%
Tuberías Procarsa, S.A. de C.V. (1)	99,461,866	19.98%
Joist Estructuras, S.A. de C.V. (2)	6,188,406	1.24%
Aceros y Laminados Sigosa, S.A. de C.V. (1)	4,377,776	0.88%
Industrial de Herramientas CH, S.A. de C.V. (2)	2,240,628	0.45%
Public Investors	72,704,201	14.61%
Treasury Shares	37,367,000	7.51%
Total	497,709,214	100%

(1)	A subsidiary of Industrias CH.

(2)	Companies directly or indirectly owned by members of the Vigil family.

As of December 31, 2025, 497,709,214series B common shares were held in Mexico and the United States by approximately 45 shareholders who were record holders in Mexico (several shareholders were not disclosed due to confidentiality) and 10 were ADS record holders in the United States. The ADSs represent 1,323,684 series B common shares.

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

Sigosa Loan

In 2016, we entered into a loan arrangement with Perfiles Comerciales Sigosa,S.A. de C.V. a subsidiary of Industrias CH. The purpose of the loan was to provide funding in connection with a strategic joint venture in the seam-welded tube business line between Tuberías Procarsa, S.A. de C.V. (“Procarsa”), a subsidiary of Industrias CH, and Quality Tube, S.A. de C.V. The funding was provided to Procarsa through a series of intercompany loans amongst subsidiaries of Industrias CH. The loan to Sigosa was memorialized under a current account agreement, dated as of November 30, 2016. The current account agreement provided that the term of the loan was indefinite but could be terminated by either party upon 30 day’s written notice. In addition, the current account agreement provided that amounts advanced under the agreement would bear interest at the Interbank Interest Rate of Equilibrium (TIIE) (Tasa de Interés Interbancaria de Equilibrio) plus 1%, and that interest will accrue and be payable upon the final repayment and termination of the loan.

At December 31, 2025 and 2024, there is a balance pending collection derived from loan interest to Perfiles Comerciales Sigosa for Ps. 171 million and Ps. 126 million, respectively.

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

In 2019, the agreed interest rate for these loans was set at the equivalent of the interbank interest rate plus one percentage point. The loans were issued in both U.S. dollars and pesos. On January 1, 2022, an agreement was signed to convert the outstanding amounts of the loans into Mexican pesos. As of December 31, 2025, the outstanding amount was Ps. 1,210 million which includes interest and VAT for 2024 and 2025.

Loans from Related Parties

We received loans from Operadora de Perfiles Sigosa, S.A.,de C.V. intended for investment in treasury bonds. The balances for the years ending December 31, 2025, 2024, and 2023 were Ps.3,177 million, Ps. 3,176 million and Ps. 2,499 million, respectively.

Purchases and Sales

From time to time, we purchase and/or sell steel products, primarily “billet,” to Industrias CH and its affiliates. In 2025, 2024, and 2023 we sold totaled Ps. 322.4 million, Ps. 332.5 million and Ps. 631.8 million, respectively. We believe that terms of these transactions were not less favorable than terms that would be available on an arm’s-length basis.

As of December 31, 2025, we have accounts payable corresponding to the purchase of finished products from the following related parties: Ferrovisa, S.A. de C.V. in the amount of Ps. 0.9 million, Aceros y Laminados Sigosa, S.A. de C.V. in the amount of Ps. 4.1 million, Operadora de Perfiles Sigosa, S.A. de C.V. in the amount of Ps. 6.2 million, Operadora Pytsa Industrial, S.A. de C.V. in the amount of Ps. 8.0 million, Perfiles Comerciales Sigosa, S.A. de C.V. in the amount of Ps. 4.9 million, Compañía Manufacturera de Tubos, S.A. de C.V. in the amount of Ps. 8.3 million, Compañia Siderurgica del Golfo, S.A. de C.V. in the amount of Ps. 23.9 million, Operadora Compañía Mexicana de Tubos, S.A. de C.V. in the amount of Ps. 6.3 million and other related parties in the amount of Ps.3.7 million.

Service Agreements

We have service agreements with Industrias CH and certain of its affiliates, pursuant to which Industrias CH and its affiliates provide administrative, business, financial and legal services to us and our subsidiaries. The term of the service agreements is indefinite. Under the service agreement, in 2025, 2024 and 2023, we paid Ps. 11.5 million, Ps. 65.9 million and Ps. 133.9 million, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and “Index to Financial Statements.”

Legal Proceedings

United States

The SEC was investigating the Company’s disclosures and internal controls in 2022, including subpoenas to the Company focused into potential violations of Securities Act Section 17(a); Exchange Act Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) and Rules 10b-5, 13a-1, 13a-13, and 13a-15. On December 4, 2025, the SEC’s Enforcement Division issued a termination letter to the Company concluding its investigation and informing the Company that it did not intend to recommend an enforcement action by the Commission against the Company.

The tax authorities in the U.S. and Canada have the right to review the previous three and four years of tax filings, respectively, and could determine differences in taxes payable, plus corresponding adjustments, surcharges and fines.

Republic Steel has received tax assessment notices for the periods from January 1, 2009 to December 31, 2012, and from January 1, 2014, to September 30, 2018, totaling respectively, $1,631,827 (including interest) and $2,452,028 (including interest) The assessment was issued by the Ohio Department of Taxation following a sale and use tax audit. The Company disagrees with each assessment in its entirety and on November 7, 2022 filed a Memorandum in Support of its Petition for Reassessment with the Ohio Board of Tax Appeals. Although Republic Steel ceased all operational activities in 2023, no resolution has been obtained from any of the appeals, and these matters remain pending.

In September 2023, the Ohio Department of Taxation initiated a separate sale and use tax audit of Republic Steel, covering the period from July 2020 through June 2023. The audit is currently being reviewed by the Company, which is assessing the audit and following steps.

The company actively participates in investigations of trade practices in Mexico and other countries in order to avoid, as much as possible, the imposition of tariff duties on its products. On June 24, 2019, a preliminary dumping duty of 3.65% was published for the period from November 1, 2016 to October 31, 2017, which was imposed on exports of reinforcing bar to the United States of America. On February 25, 2020, U.S. Customs and Border Protection issued a liquidation to the Company for USD $1.4 million, applying a rate of 69.07%, different from the 3.65%, based on an error in the sales value in dollars reported in the database submitted by the law firm Greenberg Traurig during the administrative review conducted by the Department of Commerce (DOC). The case remains open to date, and the duties have not been settled.

On January 6, 2021, the dumping review process began for the period from November 1, 2019 to October 31, 2020. On November 30, 2021, the DOC published a preliminary dumping rate for the Company of 66.70%, arguing and or justifying deficiencies in the information. On June 1, 2022, this rate was confirmed as the final result. On June 22, 2022, the Company decided to challenge this result before the Court of International Trade (CIT). On April 25, 2024, the Court of International Trade the final results to the DOC in order to reopen the administrative review record. In the final redetermination published on November 21, 2024, as a result of the reopening, the DOC calculated a new dumping margin for the Company with a final and definitive rate of 0.00%.

On April 20, 2026 the Department of Commerce announced that Deacero and Simec have been chosen as the Mandatory Respondents for the 11th Period of review covering November 1, 2024 through October 31, 2025.

Our operations in the U.S. and Canada have been subject to various environmental claims, including those described below. The resolution of any claims against us may result in significant liabilities.

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

On June 6, 2010, the DTSC and the San Diego Department of Environmental Health (DEH) inspected the facilities of PS, in response to a general complaint. On August 10, 2010 DTSC and DEH conducted a second inspection and found seven infractions. The DEH was satisfied with the compliance of PS on those issues. On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC impose significant penalties upon PS as a result of such infractions.

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

Remediations of the PS-owned parcels remains ongoing under the Consent Judgment. As part of this process, PS submitted a revised Corrective Measures Study (CMS) to DTSC in January 2025 that incorporates the full Site, including the BNSF-owned parcels. The proposed remedial work is intended to address residual soil contamination, and includes:

●	Limited excavation and off-site disposal or recycling of contaminated soil;

●	Backfilling with clean material, installation of engineered caps where contamination remains; and

●	Implementation of a land use covenant restricting the property to industrial use.

DTSC approved the CMS in February 2025, and issued a draft environmental study in February 2026, which is a required regulatory step before DTSC can issue final approval for the work to commence. Overall, PS remains responsible for completing remediation and achieving final regulatory closure for the entire site, and total costs remain uncertain pending DTSC approvals. In addition, PS has an ongoing obligation to complete groundwater monitoring on an annual basis across both PS and BNSF parcels, and BNSF has advised it will provide access to the BNSF-owned parcels for this purpose.

On June 29, 2023, BNSF filed a lawsuit against PS in the Southern District of California, alleging causes of action for breach of contract, and breach of the implied covenant of good faith and fair dealing, among other things. BNSF seeks indemnification from PS for the costs of remediating the property. There is no date for the trial of this lawsuit.

Environmental Liabilities

Republic has incurred and could in the future incur significant expenses related to environmental matters, including those arising from environmental compliance activities and remediation resulting from the historical waste management practices at Republic facilities. The reserve created as of December 31, 2025 and 2024 to cover probable environmental liabilities, as well as compliance activities amounts to U.S.$0.8 million and U.S.$1.3 million, respectively.

In December 2023, the Environmental Protection Agency imposed a U.S.$700,000 civil penalty on Republic Steel, payable in three equal installments, in connection with violations of the Clean Water, paid in May 2025.

In a related Final Judgment and Consent Order signed on December 20, 2023 between the EPA and Republic, Republic certified that (i) it has completed the administrative orders on consent (“AOCs”) issued by the EPA, which include, among others, submitting for EPA approval a plan for compliance with its National Pollutant Discharge Elimination System (NPDES) permit, eliminating all unauthorized discharges, providing confirmation monitoring to ensure the unauthorized discharges have ceased, increasing monitoring and reporting, and submitting a stormwater corrective action plan; (ii) the Lorain Facility remains idle with no current plans to resume activities; and (iii) the Canton Facility has remained non-operational, with no intention to resume operations.

On December 6, 2023, the Environmental Protection Agency and Republic signed a Consent Decree requiring the company to install certain security controls emissions at the Canton facilities, perform compliance testing and implement monitoring and related recordkeeping. The EPA imposed penalties of U.S.$990,000, which were paid in April 2024.

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

Item 9. The Offer and Listing

Our series B shares are listed on the Mexican Stock Exchange under the ticker symbol “SIMEC B” and the ADSs are listed on the NYSE American under the ticker symbol “SIM.” The ADSs are issued by The Bank of New York as depositary under a Deposit Agreement, dated as of July 8, 1993, as amended, among us, the depositary and the holders of ADSs, from time to time.

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

Quorum

Ordinary meetings are regarded as legally convened pursuant to a first call when shares representing more than 50% of our capital are present or duly represented. Resolutions at ordinary meetings of shareholders are valid when approved by a majority of the shares present at the meeting. Any number of shares represented at an ordinary meeting of shareholders pursuant to a second or subsequent call constitutes a quorum. Resolutions at ordinary meetings of shareholders convened pursuant to a second or subsequent call are valid when a majority of the shares present at the meeting approves them.

Extraordinary shareholders’ meetings are regarded as legally convened pursuant to a first call when shares representing at least 75% of our capital are present or duly represented, and extraordinary shareholders’ meetings pursuant to a second or subsequent call are regarded as legally convened when shares representing 50% of our capital are present or duly represented. Resolutions at extraordinary meetings of shareholders are valid when approved by 50% of our outstanding shares. Special meetings of holders of series L shares are governed by the same rules applicable to extraordinary general meeting of holders of series B shares. The quorum for an extraordinary general meeting at which holders of series L shares may not vote is 75% of the series B shares, and the quorum for an extraordinary general meeting at which holders of L shares are entitled to vote is 75% of the outstanding capital stock. Whether on first, second or subsequent call, actions at an extraordinary general meeting may be taken by a majority vote of the series B shares outstanding and, on matters which holders of series L shares are entitled to vote, a majority vote of all the outstanding capital stock.

Our by-laws also establish that a delisting of our shares requires the vote of holders of 95% of our capital stock.

No Right of Redemption

The Mexican Securities Market Law and our by-laws provide that our shareholders do not have redemption rights for their shares.

Registration and Transfer

Our shares are registered with the National Securities Registry, as required under the Mexican Securities Market Law and regulations issued by the CNBV. Our shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached thereto. Our shareholders either may hold their shares directly, in the form of physical certificates, or indirectly, in book-entry form, through institutions that have accounts with Instituto para el Depósito de Valores (INDEVAL).

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

At December 31, 2023, we had 36,032,675 treasury shares. In 2023, we did not register a gain or loss in the repurchase of shares. At December 31, 2024, we had 36,704,345 treasury shares. In 2024, we did not register a gain or loss in the repurchase of shares. At December 31, 2025, we had 37,367,000 treasury shares. In 2025, we did not register a gain or loss / registered in the repurchase of shares.

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

Pursuant to the Mexican Foreign Investment Law and Regulations, foreign investors may acquire up to 100% of the capital stock of Mexican companies or entities in the steel industry. In accordance with our bylaws, Mexican and non-Mexican nationals may own all series of our shares. We have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment (Registro Nacional de Inversión Extranjera).

Forfeiture of Shares. As required by Mexican law, our by-laws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture of such interest or participation in favor of the Mexican nation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in us. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of shares by non-Mexican persons or entities.

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

Audit-Committee

For differences among Mexican Securities Market Law, which apply to us, and laws generally applicable to U.S. corporations regarding audit-committees, see “Item 6. Directors, Senior Management—C. Board Practices—Committees—Audit and Corporate Practices Committee.”

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

Process must be served on the defendant personally, or, in the defendant’s absence, process can be served by a judicial officer on the defendant’s domicile whether or not the defendant is present. A method of service that does not comply with these requirements could be considered void. Class action lawsuits in Mexico are legal mechanisms regulated by the National Code of Civil and Family Procedure.

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

Cumulative Voting

Mexican law does not permit, cumulative voting for the election of directors.

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

For purposes of this summary, the term “non-Mexican Holder” shall mean a holder of series B shares or ADSs that is not a resident of Mexico and that will hold the series B shares or ADSs, without an interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

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

Dividends paid from distributable earnings that have not been subject to corporate income tax are subject to a corporate-level dividend tax at a rate of 42.86% for 2025. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and for the following two years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax. Currently, dividend distributions are not subject to individual withholding taxes for shareholder recipients thereof.

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

Distributions made by us to our shareholders other than as dividends, including capital reductions, amortization of shares or otherwise, would be subject to taxation in Mexico at the corporate rate of 30% in 2025, or at the rate mentioned above, as the case may be.

Taxation of Dispositions of Shares or ADSs

Gain on the sale or other disposition of ADSs by a U.S. Holder will generally not be subject to Mexican tax. Deposits and withdrawals of series B shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

Gain on the sale of series B shares by a U.S. Holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Gain on sales or other dispositions of series B shares made in other circumstances generally would be subject to Mexican tax at a rate of 30% for 2025 of gains realized from the disposition.

Under the Treaty, a U.S. Holder that is eligible to claim the benefits of the Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of series B shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition. Specific formalities apply to claim such treaty benefits.

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

The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty. As discussed in more detail below under “—Passive Foreign Investment Company Status,” based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Taxation of Dispositions of Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. dollars as discussed below. Such gain or cost will be capital gain or cost, and will generally be long-term capital gain or cost if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years, and we do not expect to be a PFIC in the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination made annually after the close of the taxable year, and therefore may be subject to change. Because we hold a substantial amount of cash, we may be or become a PFIC for any taxable year if the value of our goodwill and other intangible assets that we believe should be treated as active assets are determined by reference to our market capitalization and our market capitalization fluctuates or declines considerably. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds series B shares or ADSs.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the peso/dollar exchange rate), as a result of our holdings of financial instrument positions. Our financial instruments include cash and cash equivalents, trade and other accounts receivable, accounts payable, and related party debt. We do not maintain a trading portfolio. We do not utilize derivative financial instruments to manage our market risks with respect to our financial instruments. Historically, based on the last ten years of data, devaluation of the Mexican peso has been 4% lower than the Mexico’s inflation.

We are exposed to market risk due to fluctuations of the purchase price of natural gas. To limit our exposure, we have in the past, and may in the future, used derivative financial instruments, which consist of natural gas swap contracts. These contracts are recognized on our balance sheet at fair value. The swaps are considered as cash flow hedges since the cash flow exchanges under the swap are highly effective in mitigating exposure to natural gas price fluctuations. The change in fair value of the swaps is recorded as part of comprehensive income in stockholders’ equity for those contracts that are designated as accounting hedges until such time as the related item hedged is recorded in income. At that time, the hedging instrument’s fair value is recorded in income. For those contracts that are not designated as accounting hedges, the change in fair value is recorded directly into income. We do not believe our market risk with respect to these natural gas futures contracts is material. As of December 31, 2025, we did not have natural gas cash-flow exchange contracts or swaps.

Market Risk Measurement

We measure our market risk related to our financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical increase in interest rates and a decline in the peso/dollar exchange rate. We used market rates as of December 31, 2025 on our financial instruments to perform the sensitivity analysis. We believe that these potential changes in market rates are reasonably possible in the near-term (one year or less). Based upon our analysis of the impact of a 100-basis point increase in interest rates and a 13% decline in the peso/dollar exchange rate, we have determined that such increase in interest rates and such decline in the peso/dollar exchange rate would not have a material adverse effect on our earnings. We do not have material debt instruments in the market, we are not able to determine the impact of these changes on the fair value of those debt instruments. The sections below describe our exposure to interest rates and currency rates including the impact of changes in these rates on our earnings.

Interest Rate Exposure

We are exposed to changes in short-term interest rates as we invest in short-term dollar-denominated interest-bearing investments. On the liability side, we utilize fixed rate debt, and our financial debt was less than U.S.$1 million, we do not have material debt instruments in the market as of December 31, 2025. The floating rate debt is exposed to changes in interest expense and cash flows from changes in SOFR, while the fixed rate debt is mostly exposed to changes in fair value from changes in medium term interest rates. Based on an immediate 200 basis point rise in interest rates, we estimate that our earnings before taxes would not be significantly affected.

Currency Rate Exposure

Our primary foreign currency exchange rate exposure, we do not have material debt instruments in the market as well as our dollar-denominated trade payables. Our principal currency exposure is to changes in the peso/dollar exchange rate. We estimate that a 13% decline in the peso/dollar exchange rate would result in a decrease in our earnings before taxes of approximately Ps. 0.75 million (U.S.$0.04 million).

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Additionally, we cannot assure that our actual losses in any particular year will not exceed the amounts indicated above. However, we do believe that these amounts are reasonable based on the financial instrument portfolio at December 31, 2025 and assuming that the hypothetical market rate changes selected by us in our market risk analysis occur during 2025. The sensitivity analysis does not give effect to the impact of inflation on its exposure to increases in interest rates or the decline in the peso/dollar exchange rate.

Item 12.  Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges

The Bank of New York Mellon serves as the depositary for our ADSs and our ADRs. The depositary collects its fees for delivery and surrenders of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Payments by the Depositary to the Company

Fees Incurred in Past Annual Period

We did not receive any reimbursement from the depositary in 2025.

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

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Marcelo de los Santos y Cía., S.C., a member of Moore Global Network Limited, independent registered public accounting firm, as stated in their report which appears in Item 15.C as required by item 15.B(4) of Form 20-F.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the Company) as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows of the Company, and our report dated July 15, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion of the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

July 15, 2026

D.	Changes in Internal Control Over Financial Reporting

There were no changes in internal control during 2025.

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

Item 16B. Code of Ethics

In 2002, we adopted a code of ethics that applies to all of our employees and directors, including our principal executive officer, principal financial officer and principal accounting officer. In 2025 and 2024, we did not amend our code of ethics in any manner, nor did we grant any waiver from any provision of the code of ethics to any person.

Item 16C. Principal Accountant Fees and Services

Our Audit Committee engaged Marcelo de los Santos y Cía, S.C., a practice member of Moore Global Network Limited, as independent auditors to audit our consolidated financial statements as of and for the year ending December 31, 2025.

Audit Fees. We paid Ps. 20.8 million (U.S.$1.2 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2025, which are included in this annual report. We paid Ps. 17.8 million (U.S.$0.9 million) in fees to Marcelo de los Santos y Cia., S.C. in connection with the audit of our annual consolidated financial statements for the year ended December 31, 2024.

We paid Ps. 2.9 million (U.S.0.2 million) in fees to Moore Prisma Auditores E Consultores in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2025. We paid Ps. 2.8 million (U.S.$0.1 million) in fees to Moore Prisma Auditores E Consultores in connection with the audit of our annual financial statements of the Brazil segment for the year ended December 31, 2024.

Audit Related Fees. In 2025 and 2024, we did not incur any expenses associated with audit related fees.

Tax Fees. In 2025 and 2024, we did not incur any expenses associated with tax compliance.

We paid no other fees to Moore Global Network Limited or Moore Global Prisma in 2025 and 2024.

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

The Audit Committee approved all services incurred in 2025 and 2024, described as “Audit Fees,” and “Other Fees,” in accordance with our policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchasers made any equity security purchases during 2025.

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

Section 16 Reporting. As a foreign private issuer, we have historically been exempting from the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act pursuant to Rule 3a12-3(b). On December 18, 2025, the HFIAA was enacted as part of the National Defense Authorization Act for fiscal year 2026, eliminating this exemption for directors and officers of foreign private issuers. Effective March 18, 2026, each of our directors and officers is required to file initial and ongoing beneficial ownership reports (Forms 3, 4, and 5) with the SEC electronically through EDGAR, disclosing their holdings of, and transactions in, our equity securities.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We do not currently maintain a formal insider trading policy. Given the nature of our operations, the closely held nature of our shareholder base, and the limited number of individuals involved in securities transactions who may have access to material non-public information, we have historically relied on internal protocols and confidentiality obligations under existing employment and governance structures. Nonetheless, because we have not adopted a formal insider trading policy, no such policy is filed as an exhibit to this annual report. Should we adopt a formal policy in the future, it will be filed as an exhibit to the annual report for the fiscal year in which it is adopted.

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

Our cybersecurity risk management processes include the following:

●	Conforming our cyber practices to internationally established cybersecurity frameworks. Our information systems processes and practices are aligned with established frameworks, such as COBIT, developed by ISACA for the governance and management of information technology. Additionally, we are in the process of implementing the NIST Cybersecurity Framework to further enhance our security posture.

●	Utilizing material components in our cybersecurity framework, such as employing multifactor authentication for accessing security consoles, ensuring an additional layer of protection. We have implemented next-generation firewalls and integrated vulnerability testing with our antivirus solution to enhance overall system security. Furthermore, we have deployed both software and hardware backup solutions to safeguard data. In addition, we utilize identity and brand protection services, which include continuous web monitoring to detect and prevent fraudulent activities, such as fake websites aimed at impersonation.

●	Involving a six-person team responsible for day-to-day cybersecurity related matters, including local IT Managers who are granted access to cybersecurity devices and consoles, ensuring hands-on management and control. Additionally, we maintain agreements with hardware and software providers to support our IT infrastructure. We have implemented a comprehensive Business Continuity Management Plan, which includes an Incident Management Plan, a Business Continuity Plan, and a Disaster Recovery Plan. As part of our documentation process, we utilize Business Impact Analysis questionnaires that outline critical activities, involved teams, and necessary resources. Furthermore, we maintain a Risk Matrix specifically designed to support business continuity efforts.

●	Conducting annual cybersecurity awareness training for employees involved in our systems. Each year, we hold a meeting with critical departments within the organization to conduct tests of our Disaster Recovery Plan and Business Continuity Plan. During these sessions, we review and update our Risk Matrix to ensure it reflects any changes or new risks. We also emphasize the importance of email security, particularly in identifying and preventing phishing attacks. Teams receive training on their specific roles, participate in the tests, collect all relevant information related to the exercise, and conclude with a debrief meeting to discuss results and formulate action plans for improvement.

●	Maintaining a robust incident response plan, which is activated when a critical event occurs, is essential to ensuring business continuity and minimizing disruption. Based on our Disaster Recovery Plan, our Incident Management Committee convenes to execute the action plan. The team gathers in the Crisis Room, where all members are briefed on the situation and the necessary steps for responding and communicating with the broader organization. Our IT team conducts a thorough analysis and implements the required actions to resolve or mitigate the issue, while a communication coordinator ensures timely updates are delivered as per the agreed schedule. The escalation process follows the established resolution matrix, ensuring that issues are addressed according to their severity. This Committee remains in charge of managing all steps until the incident is fully resolved and closed.

●	Regularly reviewing, testing, updating, and approving cybersecurity processes by conducting penetration testing, vulnerability scanning, and attack simulations is a key part of our security strategy. Our IT team has access to firewall and endpoint security systems to review logs and ensure all applications remain up-to-date. In accordance with our support policy, third-party partners are also authorized to perform these tasks. They assist in reviewing incidents and coordinating the scheduling of updates or new releases to ensure our systems are continuously protected and optimized.

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

Governance

Board of Directors and Management

The Board of Directors holds primary responsibility for overseeing risks related to cybersecurity threats. To fulfill this responsibility, as well as on material legal and legislative developments in this area. Additionally, Management keeps the board informed through updates on strategic key indicators, ongoing cybersecurity initiatives, and significant incidents, including their potential impact on the organization. Members of the board remain actively engaged and stay informed of the rapidly evolving cyber threat landscape to ensure the company is prepared to address emerging risks.

Our IT Director, Humberto Alejandro Vazquez de Gyves, has 20 years of experience in information technology and cybersecurity, including participation in personal data protection committees, the formation of cybersecurity teams, the implementation of digital security and culture programs for employees, specialization in networks and computer security, computer security training, and the formation of CSIRT units. He is also certified in the COBIT 5 framework. His experience includes the implementation of perimeter security, endpoint security, and voice and data network security projects, as well as vulnerability analysis and remediation programs for networks and applications, including source code.

He has experience implementing data centers, information encryption models, and backup and redundancy programs for physical and virtual on-premises environments, as well as cloud environments.

He has also implemented BCP and DRP protocols.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

See our Consolidated Financial Statements beginning on page F-1.

Item 19. Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
1.1	Amended and Restated by-laws (estatutos sociales) of the registrant, translated into English (incorporated herein by reference to Exhibit 1.1 to the annual report for the fiscal year ended December 31, 2021 filed with the SEC on May 18, 2022).

2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York, and all Holders and Beneficial Owners from time to time of any American Depositary Shares.**

2.2	Form of American Depositary Receipt.**

2.3	Description of American Depositary Shares.****

4.1	Stock Purchase Agreement by and Among PAV Republic, Inc., The Shareholders of PAV Republic, Inc., SimRep Corporation and Industrias C.H., S.A. de C.V.*

4.2	Stock Purchase Agreement, dated as of February 21, 2008, among the Sellers (as defined therein) and Grupo Simec, S.A.B. de C.V. relating to the acquisition of 100% of the shares of Grupo San.***

8.1	List of significant subsidiaries, their jurisdiction of incorporation and names under which they do business.

12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of chief executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation****

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

*	Previously filed with the SEC as an exhibit and incorporated by reference to our Registration Statement on Form F-1, File No. 333-138239.

**	Previously filed with the SEC as an exhibit and incorporated by reference to Post-Effective Amendment No. 1 to our Registration Statement on Form F-6, File No. 033-48173.

***	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 1, 2008.

****	Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on May 15, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO SIMEC, S.A.B. DE C.V.

By:	/s/ Sergio Vigil González
Sergio Vigil González
Chief Executive Officer

By:	/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

Dated: July 31, 2026

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Grupo Simec, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Simec, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2025, and 2024, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated July 15, 2026 expressed an unqualified opinion.

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

San Luis Potosí, S.L.P., México, July 15, 2026

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Financial Position

For the years ended December 31, 2025 and 2024

(In thousands of Mexican pesos)

	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents	6	$28,550,863	$29,158,227
Trade receivables, net	7	4,565,991	4,491,624
Related parties’ receivables	20	129,468	120,202
Recoverable taxes	8	629,110	758,868
Other receivables		588,644	330,291
Prepaid expenses		215,006	444,156
Inventory	9	9,096,976	11,164,370

Total current assets		43,776,058	46,467,738

Non-current related parties’ receivables	20	648,281	648,281
Non-current loans to related parties	20	1,380,640	1,260,290
Non-current inventory, net	9	1,471,269	1,688,890
Property, plant and equipment, net	10	21,100,949	19,630,424
Investments in financial instruments	11	640,749	1,340,173
Intangible assets and other non-current assets, net	12	2,260,946	2,262,605
Total of active not circulating		27,502,834	26,830,663
Total assets		$71,278,892	$73,298,401

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	13	$5,422	$6,194
Accounts payable trade	14	3,073,813	4,166,934
Related parties payable	20	3,463,571	3,440,331
Other accounts payable and accrued liabilities	14	531,721	434,377
Payable tax		931,396	1,415,389
Income tax		328,076	736,699

Total current liabilities		8,333,999	10,199,924

Non-current liabilities:
Employee benefits	15	222,970	177,000
Deferred income tax	16	3,473,264	3,668,882
Other liabilities		14,809	10,583

Total Non-current liabilities		3,711,043	3,856,465

Total liabilities		12,045,042	14,056,389

Contingencies and Commitments	25 and 26	-	-

Stockholders’ equity:
Capital stock	17	2,832,268	2,832,268
Additional paid-in capital		4,575,233	4,575,233
Retained earnings		54,369,077	52,872,673
Reserve for repurchase and recoloration of shares		2,402,406	2,518,184
Accumulated Other comprehensive income (loss), net	19	(4,974,863)	(3,584,570)

Total controlling interest		59,204,121	59,213,788
Non-controlling interest	18	29,729	28,224

Total stockholders’ equity		59,233,850	59,242,012

Total liabilities and stockholders’ equity		$71,278,892	$73,298,401

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos, except income per share figures)

	Note	2025	2024	2023

Net sales		$30,291,404	$33,657,672	$41,139,248
Cost of sales	21	(22,783,351)	(26,032,751)	(31,100,106)

Gross profit		7,508,053	7,624,921	10,039,142

Administrative expenses	21	(2,829,452)	(2,602,511)	(2,317,058)
Other income (expense), net	22	526,488	278,683	(119,546)
Interest income and dividends		1,170,726	1,618,751	931,866
Interest expense		(110,843)	(3,733)	(153,729)
Gain (Loss) on financial instruments		48,527	68,119	64,436
Foreign exchange loss, net		(3,606,501)	5,556,389	(2,431,000)
Income before income taxes		2,706,998	12,540,619	6,014,111

Income taxes	16	(1,211,834)	(2,060,123)	(1,739,998)

Net income for the year		1,495,164	10,480,496	4,274,113

Other comprehensive income:
Translation effects of foreign subsidiaries		(1,387,548)	(917,453)	(2,663,542)
Other stock instruments		0	0	289,560

Total other comprehensive income for the year.		(1,387,548)	(917,453)	(2,373,982)

Comprehensive income for the year, net of tax		$107,616	$9,563,043	$1,900,131

Net income attributable to:
Controlling interest		$1,496,404	$10,487,819	$4,282,906
Non-controlling interest		(1,240)	(7,323)	(8,793)

Net income for the year		$1,495,164	$10,480,496	$4,274,113

Comprehensive income for the year attributable to:
Controlling interest		$106,111	$9,559,660	$1,912,937
Non-controlling interest		1,505	3,383	(12,806)

Comprehensive income for the year		$107,616	$9,563,043	$1,900,131

Earnings per share:
Weighted average shares outstanding (in thousands of shares)		460,637	461,389	461,741

Earnings per share for net income for the year attributable to controlling interest (expressed in pesos)	4-n	$3.25	$22.71	$9.28

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos)

	Capital Stock	Additional paid-in capital	Retained earnings	Reserve repurchase and recoloration of shares	Accumulated Other comprehensive income (loss), net (Note 19)	Total controlling Interest	Non- controlling Interest	Total stockholders’ equity
Balance at January 1, 2023	$2,832,268	$4,575,233	$38,101,948	$2,733,722	$(286,442)	$47,956,729	$37,647	$47,994,376

Repurchase of own capital stock, net				(89,042)		(89,042)		(89,042)

Comprehensive income (loss)			4,282,906		(2,369,969)	1,912,937	(12,806)	1,900,131
Balance at December 31, 2023	$2,832,268	$4,575,233	$42,384,854	$2,644,680	$(2,656,411)	$49,780,624	$24,841	$49,805,465

Repurchase of own capital stock, net				(126,496)		(126,496)		(126,496)
Comprehensive income (loss)			10,487,819		(928,159)	9,559,660	3,383	9,563,043

Balance at December 31, 2024	$2,832,268	$4,575,233	$52,872,673	$2,518,184	$(3,584,570)	$59,213,788	$28,224	$59,242,012

Repurchase of own capital stock, net				(115,778)		(115,778)		(115,778)
Comprehensive income (loss)			1,496,404		(1,390,293)	106,111	1,505	107,616

Balance as of December 31, 2025	$2,832,268	$4,575,233	$54,369,077	$2,402,406	$(4,974,863)	$59,204,121	$29,729	$59,233,850

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Mexican pesos)

	2025	2024	2023

Operating activities:
Net income for the year	$1,495,164	$10,480,496	$4,274,113
Adjustments for:
Depreciation and amortization	1,082,267	1,066,382	1,035,244
Employee benefits	27,504	(8,174)	16,116
Interest income from investing activities	(1,170,726)	(1,618,751)	(931,866)
(Gain) Loss in financial instruments	(48,527)	(68,119)	(64,436)
Interest expense from financing activities	110,843	3,733	153,729
Income tax	1,211,834	2,060,123	1,739,998
	2,708,359	11,915,690	6,222,898
Changes in operating assets and liabilities:
Decrease (Increase) in Trade receivables	(97,069)	(1,206,217)	653,286
Decrease (Increase) in Related parties’ receivables	(129,616)	(102,379)	(68,247)
Decrease (Increase) in Inventory	1,344,158	357,577	1,608,776
(Increase) in other receivables, recoverable taxes and prepaid expenses	(193,946)	1,666,948	(74,814)
(Decrease) Increase in Accounts payable trade	(975,943)	(5,472,293)	(2,187,193)
Increase (Decrease) in Related parties’ payables	23,240	685,076	62,799
Increase (Decrease) in Accounts payable other and accrued liabilities and taxes other than income taxes	(2,156,066)	(2,296,047)	(1,954,210)

Net cash flows provided by operating activities	523,117	5,548,355	4,263,295

Investing activities:
Acquisition of property, plant and equipment	(2,891,528)	(2,126,962)	(2,492,673)
Decrease (increase) in other non-current assets	677,201	162,319	301,913
Decrease (increase) in other equity instruments	108,528	0	(88,642)
Gain (Loss) on financial instruments	48,527	68,119	64,436
Interest income collected	1,170,726	1,618,751	931,866

Net cash flows (used) by investing activities	(886,546)	(277,773)	(1,283,100)

Financing activities:

Repurchase and placement of own capital stocks, net	(115,778)	(126,495)	(89,041)
Interest expense	(110,843)	(3,733)	(153,729)
Net cash flows used (provided) in financing activities	(226,621)	(130,228)	(242,770)

Increase in cash and cash equivalents	(590,050)	5,140,354	2,737,425

Cash and cash equivalents at beginning of year	29,158,227	23,584,335	21,546,386

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies	(17,314)	433,538	(699,476)

Cash and cash equivalents at end of year	$28,550,863	$29,158,227	$23,584,335

Notes are part of these consolidated financial statements.

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(A Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the Consolidated Financial Statements

For years ended December 31, 2025, 2024 and 2023

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

2.	Significant events

a.	On May 19, 2025, Companhia Siderúrgica Vale do Paraíba Ltda. was incorporated, and since its incorporation, GV do Brasil Indústria e Comércio de Aço Ltda. has exercised corporate control.

GV do Brasil Indústria e Comércio de Aço Ltda. holds 99% of the share capital of Companhia Siderúrgica Vale do Paraíba Ltda., corresponding to 49,500,000 shares, with a unit value of R$ 1.00, totaling R$ 49,500,000.00. Companhia Siderúrgica do Espírito Santo, S.A. holds a 1% stake in the share capital, corresponding to 50,000 shares, for an amount of R$ 500,000.00.

b.	To date, significant investments have been made in Brazil. At GV do Brasil, a new steel plant and a new rolling mill are being developed with the objective of increasing production capacity to 500 thousand tons of steel, primarily for rebar manufacturing; most of the construction activities were carried out during fiscal year 2025. In addition, expansion works for the new rolling mill, representing an investment of R$380 million, as well as for the wire drawing unit, with an investment of R$91 million, are ongoing. The estimated completion date for these projects is February 2026. Likewise, at Companhia Siderúrgica do Espírito Santo, S.A., investments will be made to increase rebar production capacity to 500 thousand tons, as well as to expand the production of special steels. These investments include the acquisition of new equipment and the execution of contracts related to the construction of the Abaco Furnace (Horno Ábaco) civil works, the new continuous casting facility, and the new rolling mill. Additionally, the Company continues to invest in the expansion of the Cariacica plant, which is expected to be completed in April 2026, while the new rolling mill is scheduled for completion in September 2026. It should also be noted that the Light Rolling Mill Project was completed in November 2025.

c.	Currently, the plants located in the United States of America remain under suspended operations. Such suspension began in October 2023 and includes the production facility located in Canton, as well as the three rolling mills located in Solon, Massillon, and Lackawanna. These facilities remain inactive and will continue in such condition until favorable changes in economic conditions occur. Commercial relationships with customers have been maintained in accordance with the terms established in the existing agreements, which will continue to be serviced from the plants located in Mexico. In particular, the supply of SBQ special steel products will be carried out from the plant located in Apizaco, Tlaxcala, Mexico. The Company maintains a minimum workforce dedicated to the execution of maintenance and asset and property security activities. During fiscal years 2025 and 2024, the operations of these facilities were limited to the sale of small quantities of finished products and scrap metal. Going forward, Grupo Simec, S.A.B. de C.V. will continue providing financial resources according to the operational needs of such plants.

3.	Application of new and amended standards and interpretations and standards not in force yet

The Company’s financial statements for the periods presented have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). IFRS also include all current International Accounting Standards (IAS), as well as all related interpretations issued by the IFRS Interpretations Committee, including those previously issued by the Standing Interpretations Committee. The Company applied IFRS in effect as of December 31, 2025.

The following amendments and standards are not yet effective; the Company is evaluating the impact they may have on its financial statements.

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

As of December 31, 2025, and 2024, the subsidiaries of Grupo Simec, S.A.B. de C.V. included in the consolidation are the following:

	Percentage of equity owned
	2025	2024
Subsidiaries established in Mexico:
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacifico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S.A. de C.V. and subsidiaries (1)	100.00%	100.00%
Acero Transportes San, S.A. de C.V. (1)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C.V.	99.99%	99.99%
Simec International 6, S.A. de C.V.	100.00%	100.00%
Simec International 7, S.A. de C.V.	99.99%	99.99%
Simec International 9, S.A.P.I. de C.V.	100.00%	100.00%
Corporativos G&DL, S.A. de C.V.	100.00%	100.00%
Orge, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Occidente y Pacifico, S.A. de C.V.	100.00%	100.00%
RRLC, S.A.P.I. de C.V.	99.99%	99.99%
Grupo Chant, S.A.P.I. de C.V.	99.99%	99.99%
Aceros Especiales Simec Tlaxcala, S.A. de C.V.	100.00%	100.00%
Gases Industriales de America, S.A. de C.V.	100.00%	100.00%
GSIM de Occidente S.A. de C.V.	100.00%	100.00%
Fundiciones de Acero Estructural, S.A. de C.V.	100.00%	100.00%
Siderúrgicos Noroeste, S.A. de C.V.	100.00%	100.00%
Simec Siderúrgico, S.A. de C.V.	100.00%	100.00%
Subsidiaries established in foreign countries:
SimRep Corporation and Subsidiaries (3) (4) (5)	99.41%	99.41%
Pacific Steel, Inc. (4)	100.00%	100.00%
Pacific Steel Projects, Inc. (4)	100.00%	100.00%
Simec Steel, Inc. (4)	100.00%	100.00%
Simec USA, Corp. (4)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
Companhia Siderurgica do Espirito Santo S.A. (2)	100.00%	100.00%
Companhia Siderurgica Vale do Paraíba Ltda (2)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aço LTDA (2)	99.99%	99.99%

(1)	Companies located in San Luis Potosi. For purposes of this report constitute the “Grupo San”.

(2)	Companies located in Brazil.

(3)	ICH owns 0.59% of the shares in this company at December 31, 2023.

(4)	Companies established in the United States of America, except a subsidiary of SimRep which is established in Canada.

(5)	SimRep as an individual company has no significant operations or assets, except for its investment in Republic Steel. For purposes of this report, these companies are named “Republic”.

(6)	Company established in Curaçao.

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

Relevant exchange rates used in the conversion of the financial statements of foreign subsidiaries were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31, 2025	17.95
Current exchange rate as of December 31, 2024	20.51
Average exchange rate for the year ended December 31, 2025 (*)	19.23
Average exchange rate for the year ended December 31, 2024 (*)	18.30
Current exchange rate as of July 15, 2026	17.50

(*)	Average exchange rate used to translate revenues, costs and expenses of the companies mentioned above.

b.	Business combinations - Acquisitions of subsidiaries and businesses units are accounted for using the acquisition method. The consideration for each acquisition is valued at its fair value on the date of exchange of the transferred assets, liabilities incurred or assumed and capital instruments issued by the Company in exchange for control of the acquired. The costs related to the acquisition are recognized in the results when incurred.

At the date of acquisition, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except:

-	Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively.

-	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that Standard.

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

The Company classifies as long-term inventory certain parts and rollers that, according to historical data and trends, showing that such inventories will not be consumed in the short-term. The Company utilizes coke, a form of coal, as a raw material input to fuel its blast furnace which has been inactive in Lorain, Ohio USA plant (see Note 9). The Company has 187,227 metric tons (MT) of coke inventory valued at 1,158 million Mexican pesos (average of USD$ 344 /MT) on hand at December 31, 2025 and (187,227 MT of coke inventory valued at 1,415 million Mexican pesos (average of USD$ 368/MT) on hand at December 31, 2024 that is classified as long-term in the accompanying Consolidated Statements of Financial Position.

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

n.	Earnings per share - Income per share is calculated by dividing net income or loss related to the controlling interests, by the weighted average shares outstanding during each year presented.

o.	Income taxes - Income taxes represent the sum of the tax currently payable and deferred taxes.

-	Current tax - The Company incurs Income Tax (ISR) (See note 16) which is recorded in the result in the year in which it is determined. Determined ISR is based on fiscal earnings. Fiscal earning differs from the gain reported in the Consolidated Comprehensive Income Statement, due to taxable income or deductible expenses in other years and items which are never taxable or deductible. The tax liability for the Company is computed using statutory rates promulgated or substantially approved at the end of the period on report.

-	Deferred tax - Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

The Company’s management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of derivative financial instruments. At December 31, 2025 and 2024 the Company has no derivative financial instruments.

6.	Cash and cash equivalents and other investments

Cash and cash equivalents are as follows:

	December 31,
	2025	2024

Cash	$1,303,965	$1,374,909
Cash equivalents (1)	27,246,898	27,783,318
	$28,550,863	$29,158,227

(1)	Cash equivalents are investments with initial original maturities of less than 90 and 120 days and consist primarily of Treasury Bills issued by the United States Treasury Department.

7.	Trade receivables – Net

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

Credit limits and credit scores of customers are reviewed twice a year. On December 31, 2025 and 2024 there were no customers who represent more than 5% of the total balance of trade receivables. The Company does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Company to the counterparty.

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

Age of net receivables that are past due were as follows:

	At December 31,
	2025	2024

30 – 60 days	$452,631	$627,565
61 – 90 days	204,960	219,703
91 + days	1,065,713	996,262
Total	$1,723,304	$1,843,530

During the years ended December 31, 2025 and 2024, the movement in the allowance for doubtful accounts was as follows:

	2025	2024

Balance at beginning of year	$478,164	$283,557
Provisions	1,764	87,127
Cancellation	0	0
Account recoveries	0	(1,828)
Translations effects	(38,387)	109,308
Balance at end of year	$441,541	$478,164

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

8.	Recoverable taxes

	December 31,
	2025	2024

Value Added Tax	$575,119	$548,348
Income Tax	53,991	191,794
Other	0	18,726
	$629,110	$758,868

9.	Inventories

	December 31,
	2025	2024
Current inventory:
Finished goods	$1,835,487	$2,596,456
Work-in-process	70,628	128,451
Billets	1,986,379	2,601,270
Raw materials and supplies	3,984,060	4,574,146
Materials, spare parts and rollers	1,216,709	1,261,415
Materials in-transit	3,713	2,632
	$9,096,976	$11,164,370

As of December 31, 2025, this line item includes finished goods inventory, billets, and work-in-process inventory corresponding to Republic in the amount of $2,880,222, as determined by an authorized appraiser. It should be noted that Republic ceased operations during fiscal year 2023; therefore, such inventory has experienced limited sales activity subsequent to that date. Management is currently monitoring the recovery of this inventory, taking into consideration its turnover and current conditions.

Non-current inventory:

	December 31,
	2025	2024

Coke	$1,157,556	$1,414,703
Spare parts	84,250	70,486
Rollers	229,463	203,701
Finished goods	353,095	353,095
	1,824,364	2,041,985

Less, valuation allowance at the lower of cost or net realizable value.	(353,095)	(353,095)
	$1,471,269	$1,688,890

The Company has $ 1,157,556 and $ 1,414,703 of coke inventory on hand as of December 31, 2025 and 2024, respectively (See note 4-e), which the Company would use as an input to its blast furnace in the Lorain facility which is currently idled. Management of the Company continually evaluates both the idled facility and the coke inventory for impairment. Management periodically evaluates the potential degradation of the coke inventory and has determined that it continues to be suitable as a blast furnace input or, alternatively, for sale to other blast furnace facilities. As noted in note 2, the plants located in the United States of America ceased operations in October 2023. The existing inventories in these plants amounted to $ 3,777,819.00 in the short term and $ 1,157,556.00 in the long term as of December 31, 2025. At the end of the year, the coke inventories and an important part of the other inventories were evaluated by an expert in the field.

10.	Property, plant and equipment

Cost of property, plant and equipment is as follows (in millions of Mexican pesos):

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance to January 1, 2024	$1,398	$5,251	$29,701	$165	$155	$4,393	$41,063
Additions	12	0	854	0	6	1,255	2,127
Conversion adjustments	6	22	1,863	0	0	168	2,059
Balance as of December 31, 2024	$1,416	$5,273	$32,418	$165	$161	$5,816	$45,249

Additions	71	683	1,511	8	5	614	2,892
Conversion adjustments	(23)	(85)	(1,436)	(36)	(24)	(17)	(1,621)
Balance as of December 31, 2025	$1,464	$5,871	$32,493	$137	$142	$6,413	$46,520

Accumulated depreciation of property, plant and equipment is as follows (in millions of Mexican pesos):

	Buildings	Machinery and equipment	Transportation equipment	Furniture, mixtures and computer equipment	Total

Balance as of January 1, 2024	1,318	$21,619	$87	$85	$23,109

Depreciation expense	57	1,002	2	5	1,066
Conversion effects	(20)	1,470	(3)	(3)	1,444
Balance as of December 31, 2024	1,355	$24,091	$86	$87	$25,619

Depreciation expense	38	1,043	1	0	1,082
Conversion effects	(7)	(1,266)	(1)	(8)	(1,282)
Balance as of December 31, 2025	$1,386	$23,868	$86	$79	$25,419

The depreciation expense for the years ended December 31, 2025, and 2024 amounted to $ 1,082,267 and $ 1,066,382 respectively.

The net book value of property, plant and equipment is as follows (in millions of Mexican pesos):

Net Book Value:	Land	Buildings	Machinery and Equipment	Transportation equipment	Furniture, mixtures and computer equipment	Constructions and machinery in-progress	Total

Balance as of January 1, 2024	$1,398	$3,933	$8,082	$78	$70	$4,393	$17,954

Balance as of December 31, 2024	$1,416	$3,918	$8,327	$79	$74	$5,816	$19,630

Balance as of December 31, 2025	$1,464	$4,485	$8,625	$51	$63	$6,413	$21,101

As noted in note 2, the plants located in the United States of America ceased operations in October 2023. The amount as of December 31, 2023 of property, plant and equipment amounted to $ 2,105,393, net. A valuation of the plants was carried out by an expert in the field, in order to review whether a possible deterioration would have to be recorded.

11.	Investments in financial instruments

The balances as of December 31, 2025 and 2024 are as follows:

	2025	2024

Other stock instruments	$640,749	$1,340,173

Corresponds to instruments listed on the Stock Exchange and its fair value is determined using the market prices quoted on the valuation date.

12.	Intangible and other long-term assets

The balances as of December 31, 2025 and 2024 are as follows:

	2025				Amortization
Assets	Original Value	Accumulated amortization		Net	period (years)
Republic trade mark	$96,700	$		$96,700	*
Customers list	77,852		77,852	0	20
Total from Republic (1)	174,552		77,852	96,700

Customers list	2,205,700		2,205,700	0	9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,524,012		2,283,552	2,240,460
Other assets	20,486			20,486
	$4,544,498		$2,283,552	$2,260,946

	2024				Amortization
Assets	Original Value	Accumulated Amortization		Net	period (years)
Republic trade mark	$110,476	$		$110,476	*
Customers list	67,442		67,442	0	20
Total from Republic (1)	177,918		67,442	110,476

Customers list	2,205,700		2,205,700	0	9
San 42 trademark (2)	329,600			329,600	*
Goodwill (2)	1,814,160			1,814,160	*
Total from Grupo San (3)	4,349,460		2,205,700	2,143,760
	4,527,378		2,273,142	2,254,236
Other assets	8,369			8,369
	$4,535,747		$2,273,142	$2,262,605

*	Intangible assets with undefined useful life.

(1)	Intangible assets from the Republic acquisition.

(2)	The San 42 trademark and the goodwill are presented net of impairment losses recorded in 2009 for $16,000 and $2,352,000, respectively.

(3)	Intangible assets from the Grupo San acquisition.

The amortization of these assets recorded in net income for the years ended December 31, 2025 and 2024, amounted to $10,410 and $11,893, respectively.

The other assets are not subject to amortization and they are primarily comprised of guarantee deposits.

The reconciliation between the opening and closing balances of each year is presented below:

Assets	Original Value	Accumulated amortization	Net

Balance as of December 31, 2023	$4,559,330	$(2,261,249)	$2,298,081
Additions	11,893	(11,893)	0
Cancellations	(35,476)		(35,476)

Balance as of December 31, 2024	$4,535,747	$(2,273,142)	$2,262,605
Additions	10,410	(10,410)	0
Cancellations	(1,659)		(1,659)
Balance as of December 31, 2025	$4,544,498	$(2,283,552)	$2,260,946

13.	Short-term debt

On October 22, 1997 and August 17, 1998, the Company offered the holders of medium-term notes of Simec then outstanding to exchange their bonds at par for new subordinated bonds in third place. The new notes bear semi-annual interest at an annual rate of 10.5% interest and principal repayments were semiannual from May 15, 2000 until November 15, 2007. At December 31, 2025 and 2024, the amount of the bonds not exchanged totaled USD $0.3 million, plus accrued interest. At December 31, 2025 and 2024, liabilities in pesos for the bonds not exchanged amounted $5,422 and $6,194, respectively.

14.	Accounts payable trade and other accrued liabilities

	December 31,
	2025	2024

Trade accounts payable	$3,073,813	$4,166,934
Other accounts payable and accrued liabilities	531,721	434,377
	$3,605,534	$4,601,311

15.	Employee benefits

Mexican entities

a.	Collective bargaining agreements - During 2025, approximately 52% (42% on 2024) of the employees in the Company’s Mexican operations are covered by collective bargaining agreements. The Mexican collective contracts expire in periods greater than one year.

b.	Seniority premium benefits - In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. Such benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. These obligations are calculated by independent actuaries using the projected unit credit method.

c.	Severance benefits - Further, in accordance with the Mexican labor laws, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages plus 20 days’ wages for each year of service, payable upon involuntary termination without just cause. Severance benefits payments are recorded directly in the consolidated statement of comprehensive income (loss) at the time they are paid, unless they are related to restructuring expenses, which are recorded when there is a present obligation from past events.

d.	Employee profit sharing (EPS) - The Mexican Constitution and the Labor Law grant employees the right to receive a 10% share of the employers’ profits. Employees Profit Sharing is computed in similar terms to the taxable profit for income tax, excluding mainly the employee’s profit sharing paid this year and the amortization of tax losses and decreasing the non-deductible part of the social security for purposes of income tax. For the years 2025 and 2024, EPS amounted to $1,234 and $2,713, respectively. EPS is recorded in the results of operations for the year in which it is incurred.

e.	Governmental defined contribution plans - Under Mexican legislation, the Company must make payments equivalent to 2% of its workers’ daily integrated salary (ceiling) to a defined contribution plan that is part of the retirement savings system. The expense in 2025, 2024 and 2023 was $31,223 and $29,051 and $27,919, respectively.

Employee benefits liability as of December 31, 2025, 2024 and 2023 are comprised as follows:

	Retirement benefits	Termination benefits	2025	2024	2023

Vested benefits Obligation	$-	$4,744	$4,744	$4,123	$4,431
Plus, Non-Vested Benefits Obligation	96,017	122,209	218,226	172,877	180,743
Defined Benefits Obligation	96,017	126,953	222,970	177,000	185,174

Projected Net Liability	$96,017	$126,953	$222,970	$177,000	$185,174

Net cost for the period booked in profit and loss is comprised as follows:

	Retirement benefits	Termination benefits	2025	2024	2023

Service cost	6,323	$9,867	$16,190	$16,483	$15,206
Net interest	10,074	12,459	22,533	20,391	18,632
Early settlement of obligations	148	2,458	2,606
Labor cost of past services	(3,447)	0	(3,447)	(13,880)	(2,528)
Net Cost for the period	$13,098	$24,784	$37,882	$22,994	$31,310

Main actuarial hypothesis used in the actuarial computations are:

	2025	2024	2023

Discount rate	9.20%	10.55%	9.05%
Wage increase rate	5.00%	5.00%	5.00%
Rate of salary increase	4.50%	4.50%	4.50%

The DBO amount recorded in the balance sheet as of December 31, 2025 and 2024 are $222,970 and $177,000, respectively.

	2025	2024

Defined benefit obligations (DBO) changes in present	$177,000	$185,174

DBO present value at January 1st	177,000	185,174
Past services labor cost	(3,447)	(13,880)
Current service labor cost	16,190	16,483
Interest expense	22,533	20,391
Paid benefits	(16,565)	(12,945)
Early settlement of obligations	2,606
Actuarial gains and losses in obligations	24,653	(18,223)
DBO present value at December 31st	$222,970	$177,000
Changes in projected net liabilities
Initial PNL	$177,000	$185,174
Net cost for the period	37,882	22,994
Paid benefits	(16,565)	(12,945)
Previous years effect on profit and loss	24,653	(18,223)
Final PNL	$222,970	$177,000
Defined benefits obligations (DBO)	$222,970	$177,000

Foreign entities (Republic)

Republic is the only subsidiary of the Company that offered other benefits and pension plans to their employees. Such benefit plans are described below:

Upon the cessation of all manufacturing operations and the termination of the collective bargaining agreement on December 31, 2023, the SPT imposed a liability on the Company for the full withdrawal of the pension trust, totaling USD $8,345,769.00. As of December 31, 2025, two payments of USD $1,474,049.00 have been made, leaving a provision of USD $5,397,671.00 as of December 31, 2025.

16.	Income taxes

The Company is subject to Income Tax (ISR).

The analysis of the income tax charged to the results of 2025, 2024 and 2023 is as follows:

	2025	2024	2023

Income tax of the year for Mexican companies	$881,492	$1,053,009	$1,291,378
Income tax year for foreign companies	383,139	1,299,798	403,436
Deferred tax for Mexican companies	(83,228)	(339,462)	(40,943)
Deferred tax for foreign companies	30,431	46,778	86,127
	$1,211,834	$2,060,123	$1,739,998

During 2025, 2024 and 2023, the income tax expense (benefit) attributable to income was different from the one that will result for applying 30% (tax rate in Mexico) before these provisions, as a result of the items shown below:

	2025	2024	2023

Expected benefit, expense	$826,265	$3,771,845	$1,804,233
Increase (decrease) as a result of:
Inflation effect, net	(455,126)	(499,798)	(581,549)
Impact of the nominal rate differences between the USA and Mexico	45,176	97,889	112,377
Benefit from utilization of tax loss carry-forwards and others (1)	17,421	712,763	342,202
Others, net (includes permanent items) Income tax expense	778,098	(2,022,576)	62,735
Income tax expense	$1,211,834	$2,060,123	$1,739,998
Effective tax rate	44.00%	16.42%	27.92%

(1)	This amount corresponds to the income tax benefit obtained by those companies that used tax loss carry-forwards in the years presented that were generated previously to 2025, 2024 and 2023, less the effect of tax losses incurred by some subsidiaries for which no deferred tax asset was recorded.

The Company has tax losses in some Mexican subsidiaries which, according to the ISR law in Mexico, can be amortized to reduce taxable income generated over the following ten years. Tax losses can be updated following certain procedures established in the law.

As of December 31, 2025, Grupo Simec, S.A.B. de C.V. and certain of its Mexican subsidiaries have updated tax losses pending of amortize as follows:

Origin Date	Expiration Date	Tax losses available

2016	2026	370,957
2017	2027	284,187
2018	2028	16,521
2019	2029	743,774
2020	2030	462,524
2021	2031	711,718
2022	2032	1,001,804
2023	2033	641,837
2024	2034	502,796
2025	2035	813,790
		$5,549,908

As of December 31, 2025, Republic has USD $383.9 million of tax loss carryforwards for federal tax purposes, of which USD $198.5 million expires between 2033 and 2038; USD $185.4 million of tax loss carryforwards expire indefinitely. USD $254.0 million of losses for state and municipal purposes that expire between 2026 and 2041.

Below is a summary of the effects of the main temporary items that make up the deferred income tax liability included in the consolidated statement of financial position:

	December 31,
	2025	2024

Deferred tax assets:
Allowance for doubtful accounts	$(122,149)	$(132,497)
Advances from customers	203,189	87,666

Total deferred tax assets	81,040	(44,831)

Deferred tax liabilities:

Property, plant and equipment	3,002,952	3,089,311
Intangible assets from Grupo San	431,195	415,850
Provisions	70,570	71,068
Prepaid expenses	49,587	47,822

Total deferred tax liabilities	3,554,304	3,624,051

Deferred tax liabilities, net	$3,473,264	$3,668,882

17.	Stockholders’ equity

a.	Common stock as of December 31, 2025 and 2024, is as follows:

	Number of shares	Amount
	(in thousands)
Fixed capital	90,850	$441,786
Variable capital	406,859	1,978,444
	497,709	2,420,230
Effect of restatement		412,038
Total	497,709	$2,832,268

Common stock consists of nominative shares, fully subscribed, without nominal value. Variable capital can be increased without limitation.

All shares correspond to Series “B”. This series is divided in “Class I” with 90,850,050 shares that represent the fixed capital, and “Class II” with 406,859,164 shares of variable capital stock.

b.	Retained earnings include the statutory legal reserve. According to the Mexican General Corporate Law, at least 5% of net profit of the year must be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical Mexican Pesos). The legal reserve may be capitalized but should not be distributed unless the entity is dissolved, and it must be replenished if it is reduced for any reason. As of December 31, 2025, the legal reserve of the Company amounted to $484,046 (nominal pesos), representing 20% of nominal stockholder´s equity.

c.	As of December 31,2025, and 2024, a reserve was approved for $7,000,000 for the repurchase and placement of own shares ($5,000,000 at December 31, 2021), for purchase and re-purchase operations, in order to increase the liquidity of the shares of the Company and promote stability and continuity of their prices through the Mexican Stock Exchange. As of December 31 2025, and 2024, the Company held 37,367,000 and 36,704,345 shares in treasury, respectively, which amounted to $4,597,594 and $4,481,816, respectively. The resulting loss in 2025 for the purchase and sale of treasury shares amounted to $0 (the $0 in 2024).

d.	A reconciliation of the number of shares outstanding shows below:

	Thousands of shares
	2025	2024

Shares outstanding at beginning of year	461,005	461,686
Repurchase of capital shares, net	(663)	(681)
Shares outstanding at yearend	460,342	461,005

18.	Non-controlling interest

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

The table below shows the changes for the years ended December 31, 2025 and 2024:

	2025	2024

Balance at beginning of year	$28,224	$24,841
Share of profits and losses for the year	(1,240)	(7,323)
Share of translation effects of foreign subsidiaries	2,745	10,706
Balance at the end of the year	$29,729	$28,224

19.	Other comprehensive income (loss)

	Conversion translation adjustment on foreign subsidiaries	Other equity instruments	Total
Balances as of January 1, 2024	$(2,628,214)	$(28,197)	$(2,656,411)
Items that will not be recycled to profit and loss:
Other equity instruments

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(928,159)		(928,159)
Balances as of December 31, 2024	$(3,556,373)	$(28,197)	$(3,584,570)
Items that will not be recycled to profit and loss:
Other equity instruments

Items that can be recycled to profit and loss:
Conversion translation adjustment on foreign subsidiaries	(1,390,293)		(1,390,293)
Balances as of December 31, 2025	$(4,946,666)	$(28,197)	$(4,974,863)

20.	Transactions and balances with related parties

a.	Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2025	2024	2023

Holding company
Interest income	61,316	77,681	79,473

Management staff
Administrative services expenditures	11,538	65,889	133,970

Other related parties
Sales	322,365	332,505	631,770
Purchases	750,558	226,007	220,884
Direct short-term benefits (*)	82,139	63,100	113,773

(*)	Correspond to the salaries, allowances and bonuses paid to the executives of Simec.

b.	Balances receivable from and payable to related parties are as follows:

	December 31,
	2025	2024
Short-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$62,055	$62,055
Cía. Laminadora Vista Hermosa, S.A. de C.V.	696	628
Operadora Compañía Mexicana de Tubos, S.A. de C.V.	764	873
Compañia Sideúrgica del Golfo, S.A. de C.V.	16,838	0
Cía. Tubos y Perfiles Monterrey, S.A. de C.V.	3,318	3,318
Operadora Perfiles Sigosa, S.A. de C.V.	1,402	4,784
Operadora Construalco, S.A. de C.V.	642	554
Aceros y Laminados Sigosa, S.A. de C.V.	1,638	1,638
Arrendadora Norte de Matamoros, S.A. de C.V.	1,294	1,294
Compañia Manufacturera de Tubos, S.A. de C.V.	960	0
Joist del Golfo, S.A. de C.V.	2,347	2,347
Holding Protel, S.A. de C.V.	3	3
Aceros CH, S.A. de C.V.	255	214
Operadora Laminadora Vista Hermosa, S.A. de C.V.	3,605	3,573
Siderúrgicos del Golfo, S.A. de C.V.	378	213
Perfiles Comerciales Sigosa, S.A. de C.V.	31,822	31,822
Pytsa Industrial de Mexico, S.A. de C.V.	438	0
Tuberias y Laminados la Mexicana, S.A. de C.V.	74	0
Acertem, S.A. de C.V.	785	785
Servicios Estructurales, S.A. de C.V.	75	5,512
Tuberias Procarsa, S.A. de C.V.	78	0
Otos	1	589
	$129,468	$120,202

	December 31,
	2025	2024
Long-term
Accounts receivable:
Industrias CH, S.A.B. de C.V.	$648,281	$648,281
	$648,281	$648,281
Loans to related parties:
Industrias CH, S.A.B de C.V.	$1,210,078	$1,134,678
Perfiles Comerciales Sigosa, S.A. de C.V.	170,562	125,612
	$1,380,640	$1,260,290
Total, long-term	$2,028,921	$1,908,571

The account receivable with Industrias CH, S.A.B. de C.V. corresponds mainly to ISR balances to be recovered, due to the fact that some companies consolidated ISR for tax purposes until 2013 with this company.

Loans:

The amount of $1,210,078 corresponds to a loan denominated in USD, translated into pesos in the amount of $710,851, plus accrued interest to date and the corresponding VAT on such interest.

As of December 31, 2025 and 2024, there is a balance pending collection derived from loan interest with Perfiles Comerciales Sigosa, S.A. of C.V. for $ 170,562 and $125,612 respectively.

	December 31,
	2025	2024
Accounts payable:

Aceros y Laminados Sigosa, S.A. de C.V.	$4,136	$4,171
Industrias CH, S.A.B. de C.V.	220,431	214,671
Perfiles Comeciales Sigosa, S.A. de C.V.	4,913	6,914
Holding Protel, S.A. de C.V.	368	368
Compañia Laminadora Vista Hermosa, S.A. de C.V.	0	706
Operadora Perfiles Sigosa, S.A. de C.V.	6,193	9,662
Operadora Pytsa Industrial, S.A. de C.V.	8,035	9,846
Compañía Industrial Mexicana, S.A. de C.V.	578	578
Compañia Manufacturera de Tubos, S.A. de C.V.	8,292	9,059
Operadora Compañia Mexicana de Tubos, S.A. de C.V.	6,342	6,975
Compañia Siderúrgica del Golfo, S.A. de C.V.	23,857	0
Cía. Mexicana de Perfiles y Tubos, S.A. de C.V.	595	595
Industrias Procarsa, S.A. de C.V.	122	156
Compañia Laminadora Vist Hermosa, S.A. de C.V.	966	0
Operadora Construalco, S.A. de C.V.	497	0
Ferrovisa, S.A. de C.V.	945	486
Other	413	402
	$286,683	$264,589

These balances correspond to accounts payable for services and/or purchases of finished products specific to your activity.

Loans from related parties:
Operadora de Perfiles Sigosa, S.A. de C.V.	$3,176,888	$3,175,742
	$3,176,888	$3,175,742
	$3,463,571	$3,440,331

This balance corresponds to a current account loan granted by Operadora de Perfiles Sigosa, S.A. de C.V. (Sigosa), to be invested in Treasury Bonds; the interest derived from said investment upon expiration thereof, will be delivered to Sigosa.

21.	Cost of sales and expenses by their nature

At the years ended at December 31, 2025, 2024 and 2023, the cost of sales and administration expenses consist of the following:

	2025	2024	2023

Raw materials and consumables	$15,570,703	$17,036,782	$20,377,456
Electrical energy	1,894,270	2,163,690	2,326,649
Ferroalloys	1,313,127	1,500,999	1,883,923
Refractories	574,732	650,713	859,034
Oxygen	356,953	406,973	348,200
Electrodes	215,067	249,551	402,513
Gas and fuels	635,287	579,897	793,649
Labor	1,574,396	1,663,870	1,822,827
Operation materials	853,826	985,511	1,038,873
Depreciation and amortization	1,082,267	1,066,382	1,035,244
Maintenance	905,858	1,602,511	1,867,656
Other expenses	636,317	728,383	661,140
	$25,612,803	$28,635,262	$33,417,164

	2025	2024	2023

Cost of sales	$22,783,351	$26,032,751	$31,100,106
Administrative expenses	2,829,452	2,602,511	2,317,058
	$25,612,803	$28,635,262	$33,417,164

22.	Other income (expenses), net

The components of other income (expenses) net, in the years ended December 31, 2025, 2024 and 2023, are the following:

	2025	2024	2023

Cost from inventory sales	$0	$(24,524)	$
Land treatments in Pacific Steel, Inc.	(25,684)	(7,984)		(5,045)
Scrap metal sales	(739)	0		(140,989)
Bad debt estimate	(1,764)	(87,127)		(20,322)
Other expenses	(23,132)	(14,492)		(2,922)
Other expenses	(51,319)	(134,127)		(169,278)

Sale of scrap	0	13,578		2,601
Recovery of losses	11,296	5,773		9,892
Profits from inventory sales		0		28,959
Sale of Republic asset	212,807	105,227
Reversals of provisions		288,232
Profits from sale of fixed assets	18,791	0		0
Sale of Brazilian electricity generation	229,426
Recovery of tax benefits	100,048
Clearance of GV accounts	5,439
Other income	0	0		8,280
Other income	577,807	412,810		49,732
Other income and other (expenses), net	$526,488	$278,683		$(119,546)

23.	Financial instruments

a.	Capital risk management - The Company manages its capital to ensure that its subsidiaries will be able to continue as a going concern while maximizing the return to its stockholders through the reinvestment of earnings. The Company’s general strategy has not been altered in recent years. The Company’s policy is to not obtain bank loans or any other financing transaction.

b.	Market risk - Market risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market. Market prices include the foreign exchange risk, interest rate risk and the raw material prices risk.

c.	Foreign exchange risk management - The Company undertakes certain transactions denominated in foreign currencies, hence, exposures to exchange rate fluctuations arise. The exposures in exchange rate are managed within the settings of the approved policies. The book value of the monetary assets and monetary liabilities denominated in foreign currency at the end of the reporting period are as follows (includes foreign subsidiaries):

	December 31,
	2025		2024

Short - term assets		$32,284,966		$34,445,748
Short - term liabilities		3,435,207		9,986,432

Net monetary asset position in foreign currency		$28,849,759		$24,459,316

Equivalent in U.S. Dollars (thousands)	USD	$1,606,978	USD	$1,192,538

d.	Credit risk management - Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss for the Company. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company only transacts with entities that have a risk grade equivalent to the investment grade and higher. The Company investigates and rates its major customers. The Company exposure and the credit ratings of its counterparties are continuously monitored and the accumulated value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved annually by the risk management committee.

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

e.	Liquidity risk and risk tables - Ultimate responsibility for liquidity risk management rests in the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The following table sets out details of additional bank lines of credit (to be used as letter of credits) that the Company has at its disposal to reduce liquidity risk. These lines of credit are obtained by the Company and one part of them has been used for some of the subsidiaries of Industrias CH, S.A.B. de C.V.:

	(In thousands of US dollars)
	December 31,
	2025	2024

Bank loans credit lines	$300,000	$300,000
Draw balances	(191,696)	(216,927)
Undrawn balances	$108,304	$83,073

24.	Financial information by segments

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

	Year ended December 31, 2025
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$18,184,778	$28,997	$12,077,629		$30,291,404
Cost of sales	(14,201,867)	(116,098)	(8,465,386)		(22,783,351)

Gross profit (loss)	3,982,911	(87,101)	3,612,243		7,508,053
Operating expenses	(1,223,934)	(419,665)	(1,185,853)		(2,829,452)
Other income (expenses), net	(6,595)	295,135	237,948		526,488
Interest income and dividends	1,202,487	0	16,766		1,219,253
Interest expense Loss on financial instruments	981	(6,011)	(105,813)		(110,843)
Exchange rate gain (loss), net	(3,573,739)	(32,762)	139,165	(139,165)	(3,606,501)

Income (loss) before income taxes	382,111	(250,404)	2,714,456	(139,165)	2,706,998
Income taxes	899,435	(40,188)	352,587		1,211,834

Net income (loss) for the year	$(517,324)	$(210,216)	$2,361,869	$(139,165)	$1,495,164

Depreciation and Amortization	$573,416	$188,838	$320,013		$1,082,267
Total assets	51,752,152	5,773,480	17,907,272	$(4,154,012)	71,278,892

Total liabilities	7,113,318	2,873,062	6,212,674	(4,154,012)	12,045,042

Acquisitions of property, plant and equipment	838,066	0	2,053,462		2,891,528

	Year ended December 31, 2024
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$19,529,921	$92,215	$14,035,536		$33,657,672
Cost of sales	(15,168,258)	(212,771)	(10,651,722)		(26,032,751)

Gross profit (loss)	4,361,663	(120,556)	3,383,814		7,624,921
Operating expenses	(996,915)	(477,245)	(1,128,351)		(2,602,511)
Other income (expenses), net	329,915	(750,518)	699,286		278,683
Interest income and dividends	1,686,870		-		1,686,870
Interest expense Loss on financial instruments	1,972	(5,705)	(422,358)	422,358	(3,733)
Exchange rate gain (loss), net	5,557,126	(737)	227,122	(227,122)	5,556,389

Income (loss) before income taxes	10,940,631	(1,354,761)	2,759,513	195,236	12,540,619
Income taxes	1,135,674	(81,401)	1,005,850		2,060,123

Net income (loss) for the year	$9,804,957	$(1,273,360)	$1,753,663	$195,236	$10,480,496

Depreciation and Amortization	$623,556	$179,732	$263,094		$1,066,382
Total assets	50,325,892	9,708,618	17,699,144	$(4,435,253)	73,298,401

Total liabilities	4,192,751	6,168,335	8,130,556	(4,435,253)	14,056,389

Acquisitions of property, plant and equipment	194,940	(695)	1,932,717		2,126,962

	Year ended December 31, 2023
	Mexico	USA	Brazil	Eliminations between segments	Total

Net sales	$24,777,369	$2,417,219	$13,944,660		$41,139,248
Cost of sales	(17,937,267)	(3,398,928)	(9,763,911)		(31,100,106)

Gross profit (loss)	6,840,102	(981,709)	4,180,749		10,039,142
Operating expenses	(970,482)	(291,552)	(1,055,024)		(2,317,058)
Other income (expenses), net	16,319	(309,117)	173,252		(119,546)
Interest income and dividends	931,866	82,224	-	(82,224)	931,866
Interest expense Loss on financial instruments	(89,293)	(146,592)	(122,921)	269,513	(89,293)
Exchange rate gain (loss), net	(2,430,781)	(219)	(181,424)	181,424	(2,431,000)

Income (loss) before income taxes	4,297,731	(1,646,965)	2,994,632	368,713	6,014,111
Income taxes	1,234,278	(144,630)	650,350		1,739,998

Net income (loss) for the year	$3,063,453	$(1,502,335)	$2,344,282	368,713	4,274,113

Depreciation and Amortization	$618,445	$155,794	$261,005		1,035,244
Total assets	43,890,081	9,069,596	18,203,408	(4,375,473)	$66,787,612

Total liabilities	6,912,766	4,602,653	9,842,201	(4,375,473)	16,982,147

Acquisitions of property, plant and equipment	210,422	(350,360)	2,632,611		2,492,673

25.	Contingencies

As of December 31, 2023, the Company has the following contingencies:

a.	Pacific Steel, Inc. (PS), a subsidiary located in National City in San Diego County, California, United States of America, for which the main activity is the purchase and sale of scrap, has the following environmental contingencies:

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

On January 5, 2016, the Attorney General and PS stipulated to filing a “final judgment and order on consent” or Consent Judgment in San Diego Superior Court. The parties negotiated the Consent Judgment, which includes the following terms:

-	PS to pay USD $0.138 million as a civil penalty for alleged violations of the 2004 Corrective Action Consent Agreement. PS has made all of the required payments to DTSC as of December 31, 2017.

-	Remove the RCRA soil pile and send it to an approved landfill. The Judgment indicates that the Company complied with this commitment by October 2, 2015.

-	After eliminating the soil pile of RCRA, the Company should take samples of the floor in which it was located. Samples were taken and the results indicate that the floor had pollution levels that exceeded the limits established by Government. In April 7, 2016, the General Prosecutor and the DTSC required that the Company would turn over the floor ten feet wide and two feet down in the perimeter of the area in which was located the soil pile RCRA and to dispose it in an approved confinement. In turn, PS convinced to DTSC to reach a Turnpike Agreement at august 10, for which would be paid during two years (up to August 10, 2018). The Agreement was extended, as of August 10, 2018, for a two years additional period, in force up to August 10, 2020. These Agreement had another extension, in force up to August 10, 2021. And has not been renewed.

-	The Company shall continue to meet the conditions of the final judgment, the corrective measures, and all tasks arising from this, which were entered in the same court in 2004.

On May 29, 2019, the company submitted a proposal with a new work plan (IM Work Plan) to DTSC to conduct soil remediation on the BNSF Railway lease. On October 21, 2021, The Company submitted the final draft of the IM work plan which DTSC has agreed to that proposal or work plan, on May 31, 2022. No litigation was filed against the DTSC approval which is now final.

On December 6, 2022, the DTSC sent a letter requesting a preliminary study and a work plan implementation schedule, both documents were delivered on February 3, 2023. The DTSC has not responded to any of the submitted documents.

On January 13, 2023, BNSF Railway issued a contract termination notice to PS, notifying BNSF’s unilateral termination of two lease contracts with PS which ended on February 12 and 22, 2023, through its legal counsel informed PS that no longer has access to BNSF Railway property. DTSC is entering into a voluntary agreement with BNSF to implement a work plan.

As of the date of this report, BNSF has largely completed the physical remediation work on the BNSF-owned parcels, pursuant to its agreement with DTSC. DTSC has confirmed that BNSF performed removal actions in August 2023 under the Interim Measures Workplan, achieving cleanup levels suitable for commercial/industrial use, subject to land use controls such as a prohibition on residential use. However, DTSC maintains that BNSF’s work does not relieve PS of liability under the CACA or Consent Judgment, because the BNSF-owned parcels are part of the overall facility.

Remediation of the PS-owned parcels remains ongoing under the Consent Judgment. As part of this process, PS submitted a revised Corrective Measures Study (CMS) to DTSC in January 2025 that incorporates the full Site, including the BNSF-owned parcels. The proposed remedial work is intended to address residual soil contamination, and includes:

●	limited excavation and off-site disposal or recycling of contaminated soil;

●	backfilling with clean material, installation of engineered caps where contamination remains; and

●	implementation of a land use covenant restricting the property to industrial use.

DTSC approved the CMS in February 2025, and issued a draft environmental study in February 2026, which is a required regulatory step before DTSC can issue final approval for the work to commence. Overall, PS remains responsible for completing remediation and achieving final regulatory closure for the entire site, and total costs remain uncertain pending DTSC approvals. In addition, PS has an ongoing obligation to complete groundwater monitoring on an annual basis across both PS and BNSF parcels, and BNSF has advised it will provide access to the BNSF-owned parcels for this purpose.

On June 29, 2023, BNSF filed a lawsuit against PS in the Southern District of California, alleging causes of action for breach of contract, and breach of the implied covenant of good faith and fair dealing, among other things. BNSF seeks indemnification from PS for the costs of remediating the property. There is no date for the trial of this lawsuit.

b.

As is the case with most steel manufacturers in the United States of America, Republic could incur significant expenses related to environmental matters in the future, including those arising from environmental compliance activities and remediation resulting from historical waste management practices at Republic’s facilities. The reserve created at 31 December 2025 and 2024 to cover probable environmental liabilities as well as compliance activities amounts to USD $0.8 million, and USD $1.3 respectively. The reserve includes the direct costs of remediation efforts and post-remediation follow-up costs that are expected to be paid after corrective actions have been completed.

On February 6, 2023, The US EPA and the Company entered into a Consent Decree whereby the company is required to install certain emission controls at the Canton facility, conduct compliance testing and implement related monitoring and record keeping. Civil penalties of USD, $990,000, paid in April 2024

In December 2023, the U.S. EPA assessed a USD, $700,000 civil penalty on the Company related to violations of the U.S. Clean Water Act, paid in May 2025

c.	The Company is not aware of any material environmental remediation liabilities or contingent liabilities relating to environmental matters with respect to facilities, for which the establishment of an additional reserve would be necessary at this time. In the event that, in the future, the Company incurs in any such additional expenses, these costs will most likely be incurred over a number of years. However, future regulatory action regarding historical waste management practice in the facilities of Republic PS and future changes in applicable laws and regulations may require the Company to incur significant costs that may have a material adverse effect on the future financial performance of the Company.

d.	The Company is involved in a series of lawsuits and legal claims that have arisen during the normal course of its operations. The Company and its legal advisors do not expect the outcome of these matters to have any significant adverse effect on the Company’s financial position and results of operations; therefore, it has not been recognized any liabilities for such lawsuits and claims.

e.	Mexican tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus any corresponding adjustments, surcharges and fines.

f.	Tax authorities in the United States of America have the right to review, at least the previous three years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

g.	Canadian tax authorities have the right to review, at least the previous four years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

h.	Brazilian tax authorities have the right to review, at least the previous five years and could determine differences in taxes payable, plus its corresponding adjustments, surcharges and fines.

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

Derived from the above, the Company, as of December 31, 2023, recognized a provision for USD $8,345,769.

j.	In connection with a sale and use tax audit by the Ohio Department of Taxes covering the period from January 1, 2009 to December 31, 2012, an assessment of $2,452,028 (including interests of $394,138) against the Company was issued, on December 9, 2016.

Republic also received an appraisal notice dated December 11, 2020 for $1,631,827 (including interest of $339,885) covering the period January 1, 2014 to September 30, 2018.

The company disagrees with the assessment in its entirety and on November 7, 2022, filed a memorandum in support of its request for revaluation with the Ohio Board of Tax Appeals. Although Republic Steel ceased all operating activities in 2023, no resolution had been obtained as of December 31, 2025.

Due to the nature of this matter and the uncertainty surrounding the resolution of the appeal, which is still in its early stages, the Company has not recorded any expense during fiscal years 2024 or 2023 related to the assessment or any estimated settlement amount.

In September 2023, the Ohio Department of Taxation initiated a separate audit of Republic Steel’s sales and use tax, covering the period from July 2020 to June 2023. The audit is currently under review by the company, which is evaluating and following the appropriate steps. As of December 31, 2025, the audit is in its final stages; the company has tax credits in favor for these periods.

Republic expects to have final resolutions in both cases during 2026; if not, it will be able to pursue legal action and recover the tax credits.

26.	Commitments

a.	In Brazil, contracts have been made for the purchase of electric energy in a general way and are distributed among the plants in Brazil, these contracts have different terms as of June 30, 2023 the supplier NEWCOM with an amount of R$ 9.48 million, the supplier ENEL with an amount of R$ 17.05 million, with a termination date of December 31, 2023 the following suppliers NEWCOM with an amount of R$ 33.9 million, and AMERICA with an amount of R$ 16.5 million.

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

b.	On November 26, 2025, Republic Canadian Draw Inc., located in Ontario, Canada, entered into an agreement with Metrolinx, a Government Agency of Ontario, Canada, created to lead the city’s public transportation, for the expropriation of land belonging to Republic Canadian Draw, pursuant to Section 24 of the Expropriation Act, R.S.O. 1990, c. E.26, and its amendments.

The transaction price was $15,915,627.32 Canadian dollars, distributed as follows:

1.	Market Value of the Land: $15,200,000.00 Canadian dollars.

2.	$715,627.32 Canadian dollars as compensation for damages, in accordance with the Law.

Of the $15,915,627.32 Canadian dollars, $226,824.75 Canadian dollars were deducted for outstanding property taxes.

Metrolinx paid:

The amount of $14,324,064.59 Canadian dollars on December 10, 2025.

The amount of $1,591,562.73 Canadian dollars will be paid no later than July 31, 2026, pending Metrolinx’s completion of environmental testing; any environmental costs will be deducted from this amount.

The land included buildings; these buildings were not considered in the expropriation price; the land was delivered with the existing structures, which were written off along with the land.

The machinery and equipment from this plant were moved to the Lackawana plant for safekeeping.

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

By order of the U.S. Department of Commerce (DOC), the Company did not participate in the review corresponding to the period from November 1, 2022 to October 31, 2023. On December 4, 2024, the final result for De-Acero was published at 32.05% and TA 2000 to 22.27%, while Grupo Simec continues with a tariff rate of 2.11%.

By order of the U.S. Department of Commerce (DOC), the Company did not participate in the review corresponding to the period from November 1, 2023 to October 31, 2024. As of the date of this report, there has been no preliminary dumping determination issued.

For the review period from November 1, 2024 to October 31, 2025, the U.S. Department of Commerce (DOC), as of the date of this report and due to significant administrative delays in its internal operations, has not yet published the list of mandatory participants in the dumping investigation.

28.	Consolidated financial statements issuance

These consolidated financial statements were authorized for issuance on July 15, 2026 by C.P. Sergio Vigil Gonzalez and C.P. Mario Moreno Cortez, General Director and Financial Coordinator of Grupo Simec, S.A.B. de C.V., and submitted for approval by the Audit Committee and, where applicable, the Board of Directors.